Form 20-F
period 2002-12-31
LUXOTTICA GROUP SPA
filed 2003-06-30
CIK 857471

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                                   (MARK ONE)

       / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                                   SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

       /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                                    EXCHANGE
                                   ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

          / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                               SECURITIES EXCHANGE
                                   ACT OF 1934

        FOR THE TRANSITION PERIOD FROM _______________ TO _______________

                         COMMISSION FILE NUMBER 1-10421

                             LUXOTTICA GROUP S.p.A.
             (Exact name of Registrant as specified in its charter)

                                   ----------

                 (Translation of Registrant's name into English)

                                REPUBLIC OF ITALY

                 (Jurisdiction of incorporation or organization)

                        VIA CANTU 2, MILAN 20123, ITALY

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

  AMERICAN DEPOSITARY                       NEW YORK STOCK EXCHANGE
SHARES EACH REPRESENTING
ONE ORDINARY SHARE, PAR
VALUE EURO .06 PER SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           ORDINARY SHARES, PAR VALUE
                               EURO .06 PER SHARE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                 ORDINARY SHARES, PAR          454,263,600
                 VALUE EURO .06 PER SHARE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /X/    No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /      Item 18 /X/

PART I......................................................................................................2

  ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........................................2

  ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................2

  ITEM 3.   KEY INFORMATION.................................................................................2

  ITEM 4.   INFORMATION ON THE COMPANY.....................................................................11

  ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................31

  ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................48

  ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................55

  ITEM 8.   FINANCIAL INFORMATION..........................................................................56

  ITEM 9.   THE OFFER AND LISTING..........................................................................58

  ITEM 10.  ADDITIONAL INFORMATION.........................................................................60

  ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................79

  ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................82

  ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................82

  ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................82

  ITEM 15.  CONTROLS AND PROCEDURES........................................................................82

  ITEM 16.  [RESERVED].....................................................................................83

  ITEM 17.  FINANCIAL STATEMENTS...........................................................................84

  ITEM 18.  FINANCIAL STATEMENTS...........................................................................84

  ITEM 19.   EXHIBITS......................................................................................85

SIGNATURES

EXHIBIT INDEX

                           FORWARD-LOOKING INFORMATION

     Throughout this annual report, management has made certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans", "estimates", "believes" or "belief", "expects" or other similar words or phrases. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from current expectations.

     Our future operations and financial condition may be materially affected by a variety of factors, some of which may be beyond our control. These factors include but are not limited to those discussed herein under Item 3 - "Key Information--Risk Factors."

     Our forward-looking statements represent our judgment only on the dates such statements are made. By making any forward-looking statements, we assume no duty to update them to reflect new, changed, or unanticipated events or circumstances.

     Throughout this annual report, when we use the terms "Luxottica", the "Company", "we", "us" and "our", unless otherwise indicated or the context otherwise requires, we are referring to Luxottica Group S.p.A. and its consolidated subsidiaries.

TRADEMARKS

     Our house brands and designer line prescription frames and sunglasses that are referred to in this annual report, and certain of our other products, are sold under names that are subject to registered trademarks held by us or, in certain instances, our licensors. These trademarks may not be used by any person without our prior written consent or the consent of our licensors, as applicable.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

     The following tables set forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and "Operating and Financial Review and Prospects" contained elsewhere herein. We prepare our financial statements in accordance with U.S. GAAP. The selected consolidated financial information for and as of each of the five years in the period ended December 31, 2002 is derived from our consolidated financial statements, which have been audited by Deloitte & Touche S.p.A., independent public accountants.

                        [TABLE APPEARS ON FOLLOWING PAGE]

                                                                      YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------------------------------------
                                       1998(8)        1999(8)         2000(8)        2001(8)(7)         2002          2002
                                     ----------      ---------       --------       -----------      ----------   ---------------
                                     (IN THOUSANDS OF EURO, EXCEPT PER SHARE AMOUNTS)(3)                          (IN THOUSANDS
                                                                                                                  OF U.S.$)(1)(3)
INCOME STATEMENT DATA:
Net Sales                             1,538,092      1,874,137       2,416,788        3,064,907       3,132,201        3,284,113
Cost of Sales                           448,645        559,182         697,301          883,961         878,003          920,586
                                     ----------      ---------       ---------      -----------      ----------   --------------
Gross Profit                          1,089,447      1,314,955       1,719,487        2,180,946       2,254,198        2,363,527

OPERATING EXPENSES
Selling and Advertising                 680,824        829,512         983,138        1,302,383       1,355,148        1,420,873
General and Administrative              182,332        247,785         324,428          369,071         297,542          311,973
                                     ----------      ---------       ---------      -----------      ----------   --------------
Total                                   863,156      1,077,297       1,307,566        1,671,454       1,652,690        1,732,846
                                     ----------      ---------       ---------      -----------      ----------   --------------
Income from Operations                  226,291        237,658         411,921          509,492         601,508          630,681
                                     ----------      ---------       ---------      -----------      ----------   --------------

OTHER INCOME (EXPENSES)
Interest Income                           5,960          2,201          16,562           15,060           5,036            5,280
Interest Expense                        (40,445)       (41,361)        (72,562)         (91,978)        (65,935)         (69,133)
Other - Net                              (3,847)        29,561           6,098            8,737          (1,167)          (1,224)
                                     ----------      ---------       ---------      -----------      ----------   --------------
Other Income (Expense) - Net            (38,332)        (9,599)        (49,902)         (68,181)        (62,066)         (65,076)
                                     ----------      ---------       ---------      -----------      ----------   --------------

Income Before Provision for Income
   Taxes                                187,960        228,060         362,019          441,311         539,442          565,605
Provision for Income Taxes               53,155         64,154         101,488          123,450         162,696          170,587
                                     ----------      ---------       ---------      -----------      ----------   --------------
Net Income Before Minority Interests    134,805        163,906         260,531          317,861         376,746          395,018

Minority Interests - Net                  1,741          3,882           5,254            1,488           4,669            4,897
                                     ----------      ---------       ---------      -----------      ----------   --------------
Income Before Extraordinary Item        133,064        160,024         255,277          316,373         372,077          390,121
Extraordinary Loss on Debt
   Extinguishment, Net of Income
   Taxes                                     --         (7,561)            --                --              --               --
                                     ----------      ---------       ---------      -----------      ----------   --------------
Net Income                              133,064        152,463         255,277          316,373         372,077          390,121
                                     ==========      =========       =========      ===========      ==========   ==============
Weighted Average Shares Outstanding
   (thousands)
     - Basic                            449,295.0      449,299.8       449,987.9      451,037.0       453,174.0
                                     ------------    -----------     -----------    -----------      ----------
     - Diluted                          449,295.0      450,228.5       452,920.2      453,965.5       455,353.5
                                     ------------    -----------     -----------    -----------      ----------

Basic Earnings per Share(2)                    .30            .34             .57            .70             .82                .86
                                               ===            ===             ===            ===             ===                ===
Diluted Earnings per Share(2)                  .30            .34             .56            .70             .82                .86
                                               ---            ---             ---            ---             ---                ---
Cash Dividends per Share(4)(5)                 .06            .07             .09            .14             .17                .18
                                               ---            ---             ---            ---             ---                ---

----------
(1) Translated for convenience at the rate of Euro 1.00 = U.S. $1.0485, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2002.

(2) Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years, taking into effect the 1998 five-for-one stock split and the 2000 two-for-one stock split as if the splits occurred on January 1, 1998. Each ADS represents one ordinary share.

(3) Except per Share amounts, which are in Euro and in U.S. dollars, as applicable.

(4) Dividends per Share are expressed in gross amounts without giving effect to applicable withholding taxes and have been restated to reflect the 1998 five-for-one stock split and the 2000 two-for-one stock split as if the splits occurred on January 1, 1998.

(5) Dividends are based on our consolidated net income for each fiscal year and are paid in the immediately following fiscal year. Dividends reported herein were paid in the year under which they have been reported.

(6) We acquired the Global Eyewear Division of Bausch & Lomb Incorporated, or the Ray-Ban business, in June 1999. As such, 1999 includes the operating results of the Ray-Ban business for approximately six months.

(7) We acquired all the outstanding shares of Sunglass Hut International, Inc., a specialty retailer of sunglasses, watches and other accessories, in April 2001. As such, 2001 includes the operating results of Sunglass Hut International, Inc. and its subsidiaries for approximately nine months.

(8) Certain amounts in prior years have been reclassified to conform with the 2002 presentation.

                                                                 AS OF DECEMBER 31,
                              ----------------------------------------------------------------------------------------
                                   1998          1999           2000          2001          2002               2002
                              ------------   -----------   ------------   -----------   -----------   -----------------
                                                     (IN THOUSANDS OF EURO)                           (IN THOUSANDS OF
                                                                                                       U.S. $)(1)
BALANCE SHEET DATA:
Working Capital(2)                 (88,653)     (457,606)       (38,755)     (872,107)      141,391            148,248
Total Assets                     1,626,133     2,568,393      2,968,208     3,948,362     3,586,332          3,760,269
Long-Term Debt                     276,042       356,917        506,159       132,247       855,654            897,153
Shareholders' Equity               591,864       786,292      1,049,163     1,342,843     1,417,895          1,486,662

----------
(1) Translated for convenience at the rate of Euro 1.00 = U.S. $1.0485, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2002.

(2) See Item 5 - "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

DIVIDENDS

     We may pay an annual dividend on the ordinary shares if it is approved by a majority of our shareholders at the annual general meeting of shareholders. We are required to pay an annual dividend on the ordinary shares if such dividend has been approved by a majority of shareholders at the annual general meeting. Before a dividend may be paid with respect to the results of any year, an amount equal to 5 percent of our net income for such year must be set aside for the legal reserve until the reserve, including amounts set aside during prior years, is at least equal to one fifth of the nominal value of our issued share capital.

     At our annual general meeting of shareholders held on June 25, 2003, our shareholders approved the distribution of a cash dividend in the amount of Euro
0.21 per ordinary share. Our Board of Directors proposed, and the shareholders approved, July 3, 2003 as the date for the payment of such dividend to all holders of record of ordinary shares on June 27, 2003, including The Bank of New York, as depositary on behalf of holders of our American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share and is evidenced by an American Depositary Receipt, or ADR. The ADSs will be traded ex-dividend on June 30, 2003, and dividends in respect of the ordinary shares represented by ADSs will be paid to The Bank of New York on July 3, 2003. The Bank of New York will convert the Euro amount of such dividend payment into U.S. dollars on July 3, 2003. The dividend amount for each ADS holder will be paid commencing on July 10, 2003 to all such holders of record on July 2, 2003. Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our shareholders may determine.

     The table below sets forth the cash dividends paid on each ordinary share in each year indicated.

                        DIVIDEND PER                  TRANSLATED INTO U.S. $
YEAR                    ORDINARY SHARE (1)(2)(3)      PER ORDINARY SHARE (4)
----                    ------------------------      -----------------------
                        (EURO)                        (U.S. $)

2003                    .210 (5)                       n.a.(6)
2002                    .170                          0.165
2001                    .140                          0.120
2000                    .085                          0.081
1999                    .074                          0.075
1998                    .063                          0.068

----------
(1) Dividends per ordinary share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes and have been restated to reflect the 1998 five-for-one stock split and the 2000 two-for-one stock split as if they occurred on January 1, 1998.

(2)  Each ADS represents one ordinary share.

(3) Dividend policy is based upon, among other things, our consolidated net income for each fiscal year and the relevant dividends are paid in the immediately following fiscal year. Dividends set forth in the table were paid in the fiscal year opposite which they have been reported.

(4)  Translated at the Noon Buying Rate on the payment date to holders of ADS.

(5) The dividend of Euro 0.21 was approved by our Board of Directors on May 5, 2003 and was voted upon and approved at the annual general meeting of shareholders held on June 25, 2003.

(6) The dividend per share will be converted into U.S. dollars by The Bank of New York on July 3, 2003.

EXCHANGE RATE INFORMATION

     The following tables set forth, for each of the periods indicated, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate, expressed in U.S. $ per Euro 1.00. Amounts for the year ended December 31, 1998 were previously reported in Italian Lire and have been recalculated into Euro using the fixed rate of Euro 1.00 = Lire 1,936.27:

                                                                          END OF
PERIOD                            HIGH         LOW          AVERAGE(1)    PERIOD
--------------------------------------------------------------------------------
Year Ended December 31, 2002      0.8594       1.0485       0.9450        1.0485
--------------------------------------------------------------------------------
Year Ended December 31, 2001      0.8384       0.9545       0.8957        0.8901
--------------------------------------------------------------------------------
Year Ended December 31, 2000      0.8270       1.0332       0.9209        0.9388
--------------------------------------------------------------------------------
Year Ended December 31, 1999      1.0015       1.1790       1.0642        1.0076
--------------------------------------------------------------------------------
Year Ended December 31, 1998      1.0606       1.2176       1.1171        1.1733
--------------------------------------------------------------------------------

(1) The average of the Noon Buying Rates on each business day during the period.

MONTH                                        HIGH                          LOW
--------------------------------------------------------------------------------
December 2002                               0.9927                       1.0485
--------------------------------------------------------------------------------
January 2003                                1.0361                       1.0861
--------------------------------------------------------------------------------
February 2003                               1.0708                       1.0875
--------------------------------------------------------------------------------
March 2003                                  1.0545                       1.1062
--------------------------------------------------------------------------------
April 2003                                  1.0621                       1.1180
--------------------------------------------------------------------------------
May 2003                                    1.1200                       1.1853
--------------------------------------------------------------------------------

     On June 25, 2003, the Noon Buying Rate was U.S. $1.1592 per Euro 1.00.

     The introduction of the new European currency, the Euro, on January 1, 1999, resulted in two changes to the posting of certified rates by the Federal Reserve Bank of New York, commonly referred to as the "FRBNY."

     1. Effective January 4, 1999, the FRBNY commenced posting a dollar-Euro exchange rate; and

     2. After a brief courtesy period concluding January 15, 1999, the FRBNY ceased posting dollar rates against the currencies of the eleven countries participating in the monetary union (i.e., the Austrian schilling, Belgium franc, Finnish markka, French franc, German mark, Irish punt, Italian lire, Luxembourg franc, Dutch guilder, Portuguese escudo and Spanish peseta).

     Unless otherwise indicated, all convenience translations included in this annual report of amounts expressed in Euro into U.S. dollars for the relevant period or date have been made using the Noon Buying Rate in effect as of the end of such period or date, as appropriate.

     In this annual report, unless otherwise stated or the context otherwise requires, references to "$", "U.S. $", "dollars" or "U.S. dollars" are to United States dollars, references to "Lira", "Lire" or "Lit." are to the Italian Lira (singular) or to Italian Lire (plural), references to "Euro" are to the Common European Currency, the Euro, and references to "A$" are to Australian dollars. On January 1, 2001, we began reporting our operating results and financial position in Euro, and as such all previous years have been translated from Italian Lire to Euro at the fixed exchange rate of Euro 1.00 = Lire 1,936.27.

RISK FACTORS

     Our future operating results and financial condition may be affected by various factors, including those set forth below.

OUR FUTURE OPERATING PERFORMANCE DEPENDS UPON OUR ABILITY TO SUCCESSFULLY INTRODUCE NEW PRODUCTS.
     The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative eyewear products which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products.

THE MARKETS IN WHICH WE COMPETE ARE HIGHLY COMPETITIVE, AND OUR FAILURE TO MAINTAIN AN EFFICIENT DISTRIBUTION NETWORK COULD HARM OUR BUSINESS.
     The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network, our business, results of operations and financial condition could suffer.

OUR BUSINESS IS HIGHLY SENSITIVE TO ECONOMIC CONDITIONS AND CHANGING CONSUMER PREFERENCES.
     The fashion eyewear industry is cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition.

     The eyewear industry is also subject to rapidly changing consumer preferences. While eyewear has achieved widespread acceptance as a fashion accessory, and the fashion eyewear industry has grown significantly in recent years, there can be no assurance that this growth will continue or that consumer preferences will not change in a manner which will adversely affect the fashion eyewear industry as a whole or Luxottica in particular. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our inventory of models based on that design. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends would adversely affect our business, results of operations and financial condition.

WE MAY BE UNABLE TO ACHIEVE AND MANAGE GROWTH, WHICH COULD HARM OUR BUSINESS.
     In order to achieve and manage our growth effectively, we will be required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our business, results of operations and financial condition could suffer.

OUR BUSINESS IS HIGHLY DEPENDENT ON OUR ABILITY TO NEGOTIATE AND MAINTAIN FAVORABLE LICENSE ARRANGEMENTS.
     We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including CHANEL, GENNY, BYBLOS, SALVATORE FERRAGAMO, EMANUEL UNGARO, BROOKS BROTHERS, SERGIO TACCHINI, WEB, ANNE KLEIN, BULGARI, MOSCHINO and, most recently, VERSACE, VERSUS and VERSACE SPORT. These license agreements typically have terms of between three and five years (with the exception of the license agreement for the VERSACE, VERSUS and VERSACE SPORT lines which has an initial term of ten years, renewable for an additional term of ten years), and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business.

     Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could suffer. In this regard, the license agreements that enabled us to manufacture and distribute prescription frames and sunglasses under the names GIORGIO ARMANI and EMPORIO ARMANI expired on December 31, 2002 and were not renewed. The wholesale sales of the GIORGIO ARMANI and EMPORIO ARMANI designer lines collectively accounted for approximately 7.3 percent of our total net sales in 2001 and approximately 7.2 percent of our total net sales in 2002.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY THE AVAILABILITY OF VISION CORRECTION ALTERNATIVES TO PRESCRIPTION EYEGLASSES.
     Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, approximately 25 million people wear contact lenses in the United States, and disposable contact lenses is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown substantially since it was approved by the U.S. Food and Drug Administration in 1995. Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

BECAUSE OUR ASSETS, LIABILITIES, SALES AND COSTS ARE DENOMINATED IN SEVERAL CURRENCIES, WE ARE VULNERABLE TO EXCHANGE RATE FLUCTUATIONS.
     Our principal manufacturing facilities are located in Italy and we maintain sales and distribution facilities throughout the world. As a result, we are vulnerable to foreign exchange rate fluctuations in two principal areas:

     - we incur most of our manufacturing costs in Euro and receive a significant part of our revenues in other currencies, particularly the U.S. dollar; therefore, a strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products and adversely affect our business and results of operations; and

     - a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our operating expenses in U.S. dollars; as a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

     As our international operations grow, future movements of the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results. In this regard, the U.S. dollar has continued to weaken considerably against the Euro in the first six months of 2003.

     See Item 11 - "Quantitative and Qualitative Disclosures about Market Risk."

OUR BUSINESS IS SUBJECT TO RISKS RELATING TO INTERNATIONAL SALES AND EXPOSURE TO CHANGING LOCAL CONDITIONS.
     We currently operate worldwide and intend to expand our operations in many countries, including certain developing countries in Asia. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

     -    exposure to local economic and political conditions;

     -    export and import restrictions;

     -    currency exchange rate fluctuations and currency controls;

     - withholding and other taxes on remittances and other payments by subsidiaries;

     -    investment restrictions or requirements; and

     - local content laws requiring that certain products contain a specified minimum percentage of domestically-produced components.

     The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but may have a significant effect on our business, results of operations, financial condition and prospects.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.
     We rely on trade secret, unfair competition, trade dress, trademark and copyright law to protect our rights to certain aspects of our products, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and our competitive position. However, pending trademark applications may not generate registered trademarks, and any trademark registration that is granted may be ineffective in preventing competition and could be held invalid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States.

     We devote significant resources toward defending our proprietary rights. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. Additionally, an adverse determination in any dispute involving our proprietary rights could require us to grant licenses to, or obtain licenses from, third parties, or prevent us from manufacturing or selling our products or could subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business, results of operations, financial condition and prospects.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY LEGAL PROCEEDINGS TO WHICH WE ARE, OR MAY BECOME, A PARTY.
     We are currently a party to legal proceedings arising from our acquisition of Sunglass Hut International, Inc. In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are significant. Adverse judgments or determinations in one or more of these proceedings could have a material adverse effect on our business, results of operations and financial condition. See Item 8 - "Financial Information--Legal Proceedings."

WE ARE SUBJECT TO REGULATION BY GOVERNMENTAL AUTHORITIES, AND OUR COMPLIANCE WITH THESE REGULATIONS COULD HAVE AN ADVERSE AFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.
     Our operations are subject to regulation by governmental authorities in the United States and other jurisdictions in which we conduct business. Governmental regulations, both in the United States and other jurisdictions, have historically been subject to change. New or revised requirements imposed by governmental regulatory authorities could have an adverse affect on us, including increased costs of compliance. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by governmental authorities. See Item 4 - "Information on the Company--Regulatory Matters."

ITEM 4. INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

     We are the world leader in the design, manufacture and distribution of prescription frames and sunglasses in the mid- and premium-price categories. Our products are primarily manufactured in Italy and are marketed under a variety of well-known brand names. Our house brands include RAY-BAN, REVO, ARNETTE, KILLER LOOP, PERSOL, VOGUE, LUXOTTICA and SFEROFLEX. Our designer lines include CHANEL, GENNY, BYBLOS, SALVATORE FERRAGAMO, EMANUEL UNGARO, BROOKS BROTHERS, SERGIO TACCHINI, WEB, ANNE KLEIN, BULGARI and MOSCHINO. Our license agreements with Giorgio Armani S.p.A. to design, manufacture and distribute prescription frames and sunglasses under the names GIORGIO ARMANI and EMPORIO ARMANI expired on December 31, 2002 and were not renewed. In January 2003, we entered into a license agreement with Gianni Versace S.p.A. for the world-wide exclusive rights to design, market, produce and distribute VERSACE, VERSUS and VERSACE SPORT sunglasses and prescription frames. This license agreement has an initial term of ten years and is renewable, at our discretion, for an additional ten year term. The new collections were launched in March 2003.

     We manufactured approximately 31.7 million prescription frames and sunglasses in 2002, compared to 31.1 million units in 2001. We operate six production facilities in Italy. In addition, we operate a facility in China for the production of metal frames.

     We operate our business through an extensive worldwide wholesale network and a retail distribution network based primarily in North America. In 2002, through our wholesale and retail networks, we distributed approximately 13.3 million prescription frames and approximately 19.7 million sunglasses in more than 2,450 models. Our products are distributed in approximately 120 countries worldwide.

     Our wholesale network is comprised of 28 wholly- or partially-owned subsidiaries operating in principal markets, over 1,100 sales representatives and approximately 100 independent distributors. Our primary wholesale customers include retailers of mid- and premium- priced eyewear such as independent opticians, optical and sunglass chains, optical superstores, sunglass specialty stores and duty-free shops. In certain countries, and especially in North America, wholesale customers also include optometrists and ophthalmologists, health maintenance organizations, or HMOs, and department stores.

     We also operate the largest optical retailer in North America in terms of sales through our LensCrafters subsidiary ("LensCrafters"), which we acquired in 1995. As of December 31, 2002, LensCrafters operated 882 stores, encompassing
3.9 million square feet of space, in the United States, Canada and Puerto Rico. LensCrafters offers a wide selection of prescription frames and sunglasses, most of which are manufactured by us, as well as a variety of prescription frames and sunglasses manufactured by third parties. In addition, each store has a licensed optometrist on site and a lens grinding laboratory, which provides efficient service to customers in about an hour.

     Until 1999, we were focused primarily on the prescription frame segment of the optical market. In June 1999, we acquired the Eyewear Division of Bausch & Lomb Incorporated, which we refer to as our Ray-Ban business. The Ray-Ban acquisition significantly increased our presence in the sunglasses market, strengthened our house brand portfolio and provided us with sunglass crystal lens manufacturing technology and manufacturing facilities and equipment. Since the Ray-Ban acquisition, we have completed an aggressive reorganization of the Ray-Ban business to integrate and improve its operations.

     In April 2001, we continued to strengthen our sunglasses business by acquiring Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"), a leading retailer of sunglasses worldwide. As of December 31, 2002, Sunglass Hut operated an aggregate of 1,914 outlets throughout North America, Europe and Australia. Sunglass Hut outlets are located mostly in enclosed malls and airports with an average retail space of 526 square feet per kiosk/store.

     We had net sales of Euro 2,417 million, Euro 3,065 million and Euro 3,132 million for 2000, 2001 and 2002, respectively. Net sales in our retail segment accounted for 59.8 percent, 68.9 percent and 68.9 percent of total net sales, respectively, for these years.

COMPANY HISTORY

     In 1961, Leonardo Del Vecchio and others established our original operations in Agordo, near Belluno, in Northeastern Italy. Since that time, we have enjoyed significant growth in the scope and size of our operations. Luxottica Group S.p.A. was organized as a corporation on November 23, 1981 under the laws of the Republic of Italy.

     We have developed and grown in several phases, each of which is notable for a specific business strategy. Throughout most of the 1960's, we manufactured molds, metal-cutting machinery, frame parts and semi-finished products for the optical market. We progressively expanded our production capabilities to enable us to produce a finished frame product.

     In 1969, we launched our first line of Luxottica brand frames, beginning the transformation from a third-party supplier to an independent manufacturer with a line of branded products. In the early 1970's, we distributed our products exclusively through wholesalers.

     In 1974, with the acquisition of the distributor that had marketed the Luxottica product line in Italy since 1971, we took our first step towards vertical integration. During the early 1980's, we continued to pursue vertical integration by acquiring independent optical distributors and forming wholesale subsidiaries in strategic markets. In 1981, with our acquisition of "La Meccanoptica Leonardo S.p.A.", the owner of the SFEROFLEX brand and the holder of an important patent for a flexible hinge, we increased our market share in Italy and various key European markets.

     During the late 1980's, we began to expand our product lines to include the design, manufacture and distribution of designer frames through license agreements with major fashion designers. In 1990, our ADSs were listed on the New York Stock Exchange. Throughout the 1990's, we continued to expand our distribution network by forming new wholesale subsidiaries.

     In 1995, we became the first frame manufacturer to enter the North American retail market through the acquisition of LensCrafters. Throughout the 1990's, we also expanded into the sunglasses business through various acquisitions. In 1990, we acquired Florence Line S.p.A., the owner of the "Vogue" brand. In 1995, we acquired the medium- to high-end brand product line of Persol S.p.A. Through the acquisition of the Ray-Ban business in 1999, we significantly increased our presence in the sunglasses market, strengthened our house brand portfolio, and gained crystal lens manufacturing technology, know-how and capacity.

     In December, 2000, our ordinary shares were approved for listing on the "Mercato Telematico Azionario della Borsa Italiana S.p.A." (the "Italian Stock Exchange").

     In April 2001, we acquired Sunglass Hut, a leading retailer of sunglasses worldwide. The purchase price for the acquisition was approximately U.S. $653 million (including U.S. $191 million of assumed debt, net of cash on hand). The cash portion of the purchase price was provided through a credit facility with Banca Intesa S.p.A. and cash on hand.

     On May 31, 2001, through an indirect wholly-owned subsidiary, we acquired all of the issued and outstanding common stock of First American Health Concepts, Inc., a leading provider of managed vision care plans in the United States. The purchase price for the acquisition was approximately U.S. $23.5 million, net of cash acquired.

     Our principal executive office is located at Via Cantu, 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. Our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, telephone (212) 894-8940. We are domiciled in Milan, Italy.

RECENT DEVELOPMENTS

     THE OPSM ACQUISITION

     On June 16, 2003, our wholly-owned subsidiary, Luxottica South Pacific Pty Limited ("Luxottica South Pacific"), commenced a cash offer for the acquisition of all of the outstanding shares and the cancellation of all the outstanding options and performance rights (which give the holder the right to receive shares without payment of an exercise price, provided that certain performance tests are met) of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. The cash offer is subject to certain conditions, including, but not limited to, approval by relevant governmental authorities and the acquisition by Luxottica South Pacific, either alone or together with one or more affiliates, of the full beneficial interest in at least 90 percent by value of all of the outstanding shares and securities convertible into shares of OPSM.

     Under the terms of the offer, holders of OPSM shares are entitled to receive A$3.90 cash per share, to be adjusted for the fully franked special dividend of A$0.10 per share declared by OPSM on June 10, 2003, resulting in our net cash payment of A$3.80 cash (Euro 2.21 as of June 26, 2003) for each OPSM share. Holders of OPSM performance rights are entitled to receive A$3.90 cash (Euro 2.27 as of June 26, 2003) for each OPSM performance right, and holders of OPSM options are entitled to receive A$3.90 cash (Euro 2.27 as of June 26, 2003) for each OPSM option less the exercise price for the option. The Board of Directors of OPSM has unanimously recommended that OPSM shareholders and holders of performance rights and options accept our offer, in the absence of a superior offer. In addition, all OPSM directors and OPSM's Managing Director have stated that they intend to accept our offer in respect of their personal holdings of OPSM shares, options and performance rights, in the absence of a superior offer. If the offer is successful, the acquisition of OPSM is expected to close in the third quarter of 2003. We intend to finance the aggregate purchase price of approximately A$536 million (Euro 312 million as of June 26, 2003) with proceeds from certain credit arrangements available to us from commercial banks. However, there can be no assurance that the transaction will be consummated on the terms or within the time period contemplated or at all. For additional information regarding the offer, see the Bidder's Statement, dated June 10, 2003, from Luxottica South Pacific to the shareholders of OPSM shares filed as an exhibit to this annual report.

     OPSM has 481 stores in Australia operating under three brands, OPSM, Laubman & Pank and Budget Eyewear. It is also the market leader in New Zealand, with 34 stores, and has expanded into Asia, with 80 stores in Hong Kong, 12 stores in Singapore and 12 stores in Malaysia. OPSM had revenues of A$415.4 million (Euro 236.1 million as of June 28, 2002) and net profit after-tax of A$25.7 million (Euro 14.6 million as of June 28, 2002) for its fiscal year ended June 30, 2002 and revenues of A$231.0 million (Euro 124.1 million as of December 31, 2002) and net profit after-tax of A$9.3 million (Euro 5.0 million as of as of December 31, 2002) for its half year ended December 31, 2002. These financial measures have been prepared in accordance with Australian GAAP and thus may differ from similar measures prepared under U.S. GAAP.

ORGANIZATIONAL STRUCTURE

     We are a holding company, and virtually all of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: manufacturing and wholesale distribution, and retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters and Sunglass Hut. In the manufacturing and wholesale distribution segment, we operate through approximately 7 manufacturing subsidiaries and 28 geographically oriented wholesale distribution subsidiaries. See "--Distribution."

     Set forth below is certain information regarding our significant subsidiaries (including holding companies) as of December 31, 2002.

                                                                  PROPORTION
SUBSIDIARY                                    COUNTRY             OF OWNERSHIP
--------------------------------------------------------------------------------
Luxottica S.r.l.                              Italy               100%
--------------------------------------------------------------------------------
Killer Loop Eyewear S.r.l.                    Italy               100%
--------------------------------------------------------------------------------
Luxottica U.S. Holdings Corp.                 U.S.A.              100%
--------------------------------------------------------------------------------
Avant-Garde Optics, LLC                       U.S.A.              100%
--------------------------------------------------------------------------------
The United States Shoe Corporation            U.S.A.              100%
--------------------------------------------------------------------------------
LensCrafters Inc.                             U.S.A.              100%
--------------------------------------------------------------------------------
Sunglass Hut International, Inc.              U.S.A.              100%
--------------------------------------------------------------------------------
Sunglass Hut Trading Corporation              U.S.A.              100%
--------------------------------------------------------------------------------

PRODUCTS AND SERVICES

     Our prescription frames and sunglasses are manufactured and sold as either house brands or designer lines. House brands consist of eyewear sold under brand names that we own. Designer lines are produced under designer names held by us under license agreements with third parties. Our products, for both house brands and designer lines, fall into a variety of different styles, from conventional to contemporary and fashion forward styling. Each brand is tailored for a specific market segment based on characteristics such as the consumer's age, lifestyle, and fashion consciousness.

     In 2002, we produced a combined total of approximately 31.7 million prescription frames and sunglasses. In 2001 and 2000, we produced approximately
31.1 million and 29.1 million prescription frames and sunglasses, respectively.

     The following table sets forth information regarding prescription frames and sunglasses we manufactured, expressed as a percentage between designer brands and house brands, for the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                              (AS A PERCENTAGE OF TOTAL SALES)
                                            1998             1999            2000            2001             2002
                                           -----             ----            ----           -----             ----
Designer brands                             52.5             44.1            41.1            40.6             39.5
House brands                                47.5             55.9            58.9            59.4             60.5
Total unit sales                           100.0            100.0           100.0           100.0            100.0

     The following table sets forth information regarding the percentage of units manufactured by us by product type for the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                              (AS A PERCENTAGE OF TOTAL SALES)
                                            1998             1999            2000            2001             2002
                                           -----             ----            ----           -----             ----
Prescription frames                         65.2             60.8            49.6            42.8             40.3
Sunglasses                                  34.8             39.2            50.4            57.2             59.7
Total unit sales                           100.0            100.0           100.0           100.0            100.0

     The following table sets forth our net sales in thousands of Euro by geographic market over the past three years:

                                                           YEAR ENDED DECEMBER 31,
                                                            (IN THOUSANDS OF EURO)
                                                  2000              2001               2002
                                                  ----              ----               ----
Italy                                             889,788           996,442           1,009,882
North America                                   1,713,660         2,283,939           2,274,390
Rest of World                                     563,150           622,331             675,941
Adjustment/Eliminations                          (749,810)         (837,805)           (828,012)
Total                                           2,416,788         3,064,907           3,132,201

     Since 1990, sunglasses have become an increasingly significant product line for us as we seek to capitalize on growth opportunities in the sunglasses segment. In 1990, we acquired a distributor that supplied sunglasses under the VOGUE brand name. In 1995, we expanded our activities in the sunglasses market by acquiring Persol S.p.A., an Italian producer of high quality, fashionable sunglasses and prescription frames in the premium-priced segment of the market. In 1999, we acquired the Ray-Ban business from Bausch & Lomb Incorporated, including the RAY-BAN, REVO, ARNETTE and KILLER LOOP brand names. As a result of our acquisition of the Ray-Ban business, the percentage of our unit sales represented by sunglasses manufactured by us has grown significantly. This trend continued with the acquisition of Sunglass Hut. Thus, unit sales of sunglasses manufactured by us and third parties in 2002, as a percentage of total unit sales, was 59.7 percent, as compared to 50.4 percent in 2000, and 57.2 percent in 2001.

     HOUSE BRANDS

     Our house brands, almost entirely designed and manufactured by us, are sold worldwide under brand names such as LUXOTTICA, SFEROFLEX, MIRARI, VOGUE, T3, SFEROSOL and PERSOL, and, as a result of the Ray-Ban acquisition, RAY-BAN, REVO, KILLER LOOP and Arnette. The following is a summary description of each of our most significant house brands:

     LUXOTTICA: The first product line we created, it comprises prescription frames and sunglasses, and targets a broad mix of consumers. In 2000, this product line was extended to include LUXOTTICA TITANIUM, a high quality prescription frame line made of lightweight titanium material with a minimalist design.

     PERSOL: Created in 1926 and acquired by Luxottica in 1995, the PERSOL brand is synonymous with class, elegance, tradition, and technical precision. PERSOL eyewear, which includes a wide range of prescription frames and sunglasses, is marketed as a timeless fashion accessory due to the elegance and design of our products.

     VOGUE: Modern and innovative, the VOGUE brand was acquired by Luxottica in 1990. Vogue, a recognized fashion eyewear accessory, symbolizes a young and dynamic style which stresses attention to detail and fashion.

     SFEROFLEX: This product line, which in 1981 became the first brand name acquired by Luxottica, is comprised of only prescription frames characterized by a classic and comfortable style, because their flexible hinges allow the frame to adapt to the unique face shape of each wearer without causing discomfort.

     RAY-BAN: Created in the 1930's, RAY-BAN is the brand leader in the sunglasses market, bringing together renowned sun lenses and a timeless style. In March 2003, we introduced our first prescription eyewear collection for RAY-BAN, thereby broadening the assortment of products offered under this name.

     REVO: A product line targeted towards sport and leisure wearers, REVO is known for its high quality lenses which are treated with a specialized coating process.

     KILLER LOOP: Created in 1989 as a sun and sports eyewear brand that combines design and quality, this young brand has evolved throughout the years from exclusively sports eyewear to also include leisure eyewear.

     ARNETTE: Targeted to young consumers, this sports product line is characterized by a very forward thinking design.

     We currently produce about 1,050 distinct styles of frames within our house brands. Each style is typically produced in three sizes and at least four colors. Actual availability of product styles, colors and sizes varies among geographic markets depending upon local demand.

     DESIGNER LINES

     Our designer lines are produced and distributed through license agreements with major fashion houses. Currently, we produce 13 designer lines under the names CHANEL, GENNY, BYBLOS, SALVATORE FERRAGAMO, EMANUEL UNGARO, BROOKS BROTHERS, SERGIO TACCHINI, WEB, ANNE KLEIN, BULGARI, MOSCHINO, VERSACE, VERSUS and VERSACE SPORT. The license agreements governing these designer lines are exclusive contracts and typically have terms between three and five years, with the exception of the recently completed license agreement with Gianni Versace S.p.A., which has an initial term of ten years, with a ten year renewal period. See "--Trademarks and License Agreements--License Agreements." Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designer.

     The following is a summary description of each of our designer lines:

     CHANEL: In 1999, we became the first company licensed to produce CHANEL products. The CHANEL product line, targeting the high-end consumer, reflects the essential characteristics of the brand: style, elegance, and class.

     GENNY: The GENNY line targets high-end consumers with a classic and sophisticated design.

     BYBLOS: BYBLOS is a product line for those who want a high quality product with a modern, anticonformist style that is not overly sophisticated and intellectual.

     SALVATORE FERRAGAMO: This product line is characterized by essential and clean design, innovation, and timeless elegance. It uses original materials and colors and is focused on details and high quality.

     EMANUEL UNGARO: This product line presents collections with different characteristics; frames of classic and elegant form with natural colors as well as frames of innovative design with bright and contrasting colors.

     BROOKS BROTHERS: The BROOKS BROTHERS line targets the male market with a classic style.

     SERGIO TACCHINI: This is a sports and leisurewear line targeting a young and dynamic customer who requests optimum performance at a competitive price.

     WEB: WEB eyewear is inspired by a retro look and is distinguished by its original design, innovative colors and form. WEB is for those who desire timeless features with the highest quality.

     ANNE KLEIN: This product line targets successful professional women who place an emphasis on quality and image.

     BULGARI: BULGARI eyewear is distinguished by the high quality of its material, attention to detail and elegant design. This product line is targeted towards a clientele who seek something exclusive.

     MOSCHINO: This product line distinguishes itself from other Luxottica product lines based on the originality of its models which are consistent with the MOSCHINO brand fashion.

     VERSACE, VERSUS AND VERSACE SPORT: Founded in 1978, Versace quickly rose to become one of the world's leading names in fashion. The VERSACE line targets individuals who seek high glamour, luxury and cutting edge design. VERSUS is Versace's younger, street inspired collection.

     Our designer lines presently feature approximately 1,400 different styles.

     RETAIL OPERATIONS

     The Luxottica Retail division consists of two strong names in the North American retail market place: LensCrafters and Sunglass Hut International. In addition to ophthalmic products and sunglasses, we also sell watches and accessories under the store names of Watch World and Watch Station (collectively herein referred as the "Retail Division").

     LENSCRAFTERS. Through LensCrafters, we operate a major retail network which offers a wide selection of prescription frames, sunglasses, lenses, and other optical products in the North American market. LensCrafters' optical stores are generally located in commercial malls and include a laboratory, which provides efficient one-hour service to customers. Each store has an affiliated licensed optometrist on site, allowing the customer to have an eye examination, select from a large range of prescription eyewear, and receive the selected frame, with prescription lenses, in about an hour.

     LensCrafters' products include innovative lenses, such as FeatherWates(TM) (lightweight, thin, and impact resistant), DURALENS(TM) (super scratch resistant), ByeLines(TM) (bifocals without visible lines) and Invisibles(TM) (anti-reflective).

     We believe that our acquisition of LensCrafters in 1995 has allowed us to:

     - obtain a significant competitive advantage over our competitors for market share in the North American market; and

     - enter a complementary segment that allows for a direct distribution to, and closer relationship with, the end customer.

     When we acquired LensCrafters in 1995, LensCrafters had approximately 600 stores. Immediately following the acquisition, we closed approximately 50 discount stores. Between 1995 and 1998, we opened new stores and acquired other retail chains, reaching over 850 stores in North America by 1999. From 1999 to 2002, LensCrafters' expansion has focused primarily on the further development of those stores opened between 1996 and 1998. However, we will continue to evaluate potential retail expansion opportunities in North America through the acquisition of retail chains and stores in areas where we are not already heavily represented and in other prime locations.

     Since the LensCrafters acquisition, we have improved the efficiency of LensCrafters stores by distributing frames directly from our manufacturing facilities to the stores. This has improved inventory levels and allowed for a more rapid supply of styles based on daily sales and inventory data. This has also increased the percentage of our products available in LensCrafters stores. In addition, we have implemented a gradual reduction in promotional activities while at the same time improving the range of our products and customer service. We also continue to emphasize product quality, rapid and efficient customer service and innovative lens and frame technology. In order to improve the focus on sunglasses, we have added a section, "one third sun," devoted only to sunglasses, in many stores. As a result of these initiatives, LensCrafters' net sales have increased significantly since 1995.

     LensCrafters is currently the largest optical retail chain in North America in terms of sales. LensCrafters stores sell not only Luxottica products, but also a wide range of lenses and optical products made by other suppliers.

     SUNGLASS HUT INTERNATIONAL. With the acquisition of Sunglass Hut in 2001, we became the world's leading specialty retailer of sunglasses and a world leader in specialty retailing of popular price watches. Sunglass Hut has over 1,900 retail locations located throughout North America, Europe and Australia. Sunglass Hut operates in-line stores and kiosks in shopping malls, as well as stores in street centers in high traffic streets and in airports. We have increased sales of Luxottica manufactured products in Sunglass Hut locations from approximately 14.3 percent of total Sunglass Hut net sales in April 2001 (first month following the acquisition) to 35.1 percent in December 2002. In addition to sunglasses manufactured by us, Sunglass Hut continues to sell a variety of frames manufactured by third party vendors, with Oakley, Inc. being the most significant in 2002. Oakley brands represented approximately 18.9 percent of Sunglass Hut's sales during 2002. After the acquisition of Sunglass Hut, we implemented a plan to consolidate the administrative and certain other functions of the Sunglass Hut business with our LensCrafters operations. The plan was substantially completed by the fourth quarter of 2001, allowing us to realize significant synergies between the two optical retailing companies.

     We will continue to look to expand our retail operations in North America through opening of new stores or kiosks, or strategic acquisitions when deemed appropriate.

     THE OPSM ACQUISITION

     See "Recent Developments" above for a description of our pending offer to acquire all of the outstanding securities of OPSM.

PRODUCTION PROCESS

     OVERVIEW

     We produce both metal and plastic frames. In addition to our frame manufacturing capacity, since 1999 we have also produced crystal and polycarbonate sunglass lenses exclusively for our sunglasses collections. Production is principally carried out in our six Italian manufacturing facilities. In the Far East, we produce certain low-cost private label products distributed by LensCrafters. Each of our facilities is tailored to a specific production technology which allows us to achieve a high level of productivity.

     DESIGN AND PROTOTYPE SELECTION

     We believe that an important aspect of our success has been our emphasis on design and the continuous development of new styles. Our in-house designers work jointly with external designers to develop new models.

     For our designer line products, our design team works with licensors to discuss the basic themes and fashion concepts for each product and then works closely with the licensor's designers to refine such themes. In addition, our design team works directly with our marketing and sales departments, which monitor demand for our current models as well as general style trends in eyewear. The data obtained from our marketing and sales departments is then used to refine product designs and market positioning in order to react to changing consumer preferences.

     Once the product concepts have been selected and approved, we produce prototypes that are used to evaluate the proposed design. Our prototypes are developed using computer-aided design/ computer-aided manufacturing technology, known as CAD/CAM, which is fully integrated with our manufacturing processes. CAD/CAM technology allows a designer to view and modify two- and three-dimensional images of a new frame. Because this technology is fully integrated with the manufacturing processes, the conversion from prototype to production is streamlined.

     All prototypes are subject to review and approval by our licensors and our designers to ensure consistency with the distinctive image of each product line. Each year, we add approximately 750 new models to our collections. Therefore, each collection consists of both new models and the most successful existing models. The ability to constantly renew our product base has enabled us to meet consumer demand in each market segment in which our brands are targeted. See
Item 3 - "Key Information--Risk Factors--Our business is highly sensitive to economic conditions and changing consumer preferences."

     SOURCING

     The principal raw materials and parts purchased for our manufacturing process include plastic resins, metals, lenses and frame parts. Historically, we have purchased a substantial majority of our raw materials in Europe, and to a lesser extent in Asia and the United States. In addition, we use certain external suppliers for eyeglass cases and packaging materials. The Ray-

Ban acquisition provided us with know-how and sunglass crystal lens manufacturing capabilities. We believe that our ability to produce sunglass crystal lenses is strategically important given our expanded presence in the sunglasses market.

     We do not depend on any single source of supply for any of our principal raw materials. Although we do not have formal, long-term contracts with suppliers, we have not experienced any significant interruptions in supply. Historically, prices of the principal raw materials used in our manufacturing processes have been stable. However, there can be no assurance that this price stability will continue.

     MANUFACTURING

     We have six frame manufacturing facilities in Italy. Five facilities are located in the Northeast, the area in which most of the country's optical industry is based, and one is located near Turin. These facilities are highly automated, which has allowed us to maintain a high level of production without significant capital outlay. In certain of these facilities, we also produce sunglass crystal lenses and polycarbonate lenses. Since 1998, through our 50 percent owned joint venture with a Japanese partner, we have also operated a manufacturer of prescription frames in China (Tristar Optical Company Ltd.) which produces frames for distribution primarily in North America. In 2001, we acquired the remaining 50 percent interest in this Chinese manufacturer, and now it is one of our wholly-owned subsidiaries.

     Over the past several years, we have consolidated our manufacturing processes by tailoring each of our manufacturing facilities in Italy to a specific production technology. This consolidation has allowed us to improve both the productivity and quality of our operations. We produce plastic frames in our facilities in Sedico, Pederobba and Turin, while metal frames are produced in our facilities in Agordo and Rovereto. Frame parts are produced in our facility in Cencenighe. In 2002, approximately 70 percent of the frames manufactured by us were metal-based and the remainder were plastic.

     The manufacturing process for both metal and plastic frames and sunglasses begins with the fabrication of precision tooling and molds based on prototypes developed by our in-house design and engineering staff. We believe that our in-house capacity to engineer and produce precision tooling and molds gives us a strong competitive advantage by enabling us to adapt quickly to market trends by reducing the lead time for product development, containing production costs, and responding to the varying needs of different markets by maintaining smaller and more efficient production runs.

     The manufacturing process for metal frames is comprised of approximately 70 phases, beginning with the production of basic components such as rims, temples and bridges, which are produced through a molding process. These components are welded together to form frames through numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

     We manufacture plastic frames using either a milling process or injection molding, depending upon the style and color of the frame. In the milling process, a computer-controlled machine carves frames from colorized plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected in molds. The plastic parts are then assembled, coated, finished and packaged.

     Our efficient distribution network allows us to track sales and inventory data on a weekly basis. As a result, we are able to:

     - make and revise manufacturing plans on the basis of current sales information;

     - reallocate inventory within our wholesale subsidiaries, thereby reducing overall inventory levels and the risk of obsolescence; and

     - react quickly to changing market trends by providing rapid feedback to our in-house design team.

     The Ray-Ban acquisition brought significant changes to our manufacturing operations. Following the acquisition, we closed all of Ray-Ban's frame manufacturing facilities outside Italy, except initially for the Hong Kong facility, and transferred production to our existing facilities in Italy. We also made significant investments in new machinery, equipment and tooling to support this transfer. Accordingly, in 2000, our manufacturing facilities in Italy increased production by approximately 20 percent. As a result of the integration of Ray-Ban's manufacturing operations, our profit margins on Ray-Ban products are currently comparable to our other products. In 2001, we closed the Hong Kong manufacturing facility and have transferred the crystal lenses production capacity to our Lauriano plant in Italy.

     We engage in research and development activities relating to our manufacturing processes on an on-going basis. As a result of such activities, we have invested, and will continue to invest, in automation, thus increasing efficiency while improving quality. Much of our manufacturing process is automated, including the production of metal and plastic frame parts and the galvanization of metal frames.

     QUALITY CONTROL

     One of our key strategic objectives is ensuring the quality of our products. In 1997, we were among the first companies in the eyewear industry to obtain ISO 9001 certification. To ensure the high quality of our products, our quality control and process control teams regularly inspect work-in-progress at various stages of the production cycle. In addition, the majority of materials that we purchase are quality tested. We also conduct inspections of, and certify compliance with, the production processes of our main suppliers. Each of our prescription frames and sunglasses undergoes several stages of quality inspection. Due to the efficiency of our quality controls, the return rate for defective merchandise manufactured by us is approximately 1 percent.

DISTRIBUTION

     We distribute our products through wholesale and retail channels.

     WHOLESALE

     We currently distribute our products in approximately 120 countries and operate 28 wholly- or partially- owned wholesale distribution subsidiaries strategically located in major markets worldwide.

     In October 2000, we completed the acquisition of a significant equity interest in a manufacturing and wholesale distribution company in India, which was provided for in the 1999 Ray-Ban acquisition agreement. In markets where we do not have wholesale distribution subsidiaries, we employ approximately 100 independent distributors. Each wholesale distribution subsidiary operates its own network of sales representatives, who are normally retained on a commission basis. Our network of wholesale distribution subsidiaries represents a key element of our business. We believe that control over an extensive distribution network provides us with a competitive advantage. Distributing products through our subsidiaries enables us to maximize our brand image, marketing efforts and customer service activities by tailoring our operations to meet the specific needs and peculiarities of local markets.

     The following sets forth certain information regarding our wholesale distribution subsidiaries and affiliates:

                                                                                             PERCENTAGE
SUBSIDIARY                                                COUNTRY                            OWNERSHIP
--------------------------------------------------------------------------------------------------------
Luxottica S.r.l.                                          Italy                                   100%
--------------------------------------------------------------------------------------------------------
Luxottica Fashion Brillen GmbH                            Germany                                 100%
--------------------------------------------------------------------------------------------------------
Luxottica Portugal S.A.                                   Portugal                                100%
--------------------------------------------------------------------------------------------------------
Luxottica France S.A.R.L.                                 France                                  100%
--------------------------------------------------------------------------------------------------------
Luxottica Iberica S.A.                                    Spain                                   100%
--------------------------------------------------------------------------------------------------------
Luxottica U.K. Ltd.                                       United Kingdom                          100%
--------------------------------------------------------------------------------------------------------
Luxottica Belgium N.V.                                    Belgium                                 100%
--------------------------------------------------------------------------------------------------------
Luxottica Sweden A.B.                                     Sweden                                  100%
--------------------------------------------------------------------------------------------------------
Oy Luxottica Finland A.B.                                 Finland                                 100%
--------------------------------------------------------------------------------------------------------
Luxottica Vertriebsgesellschaft MbH                       Austria                                 100%
--------------------------------------------------------------------------------------------------------
Luxottica Norge A.S.                                      Norway                                  100%
--------------------------------------------------------------------------------------------------------
Avant-Garde Optics, LLC                                   U.S.A.                                  100%
--------------------------------------------------------------------------------------------------------
Luxottica Canada Inc.                                     Canada                                  100%
--------------------------------------------------------------------------------------------------------
Luxottica Do Brasil Ltda                                  Brazil                                  100%
--------------------------------------------------------------------------------------------------------
Luxottica Mexico S.A. de C.V.                             Mexico                                  100%
--------------------------------------------------------------------------------------------------------
Luxottica Argentina S.r.l.                                Argentina                               100%
--------------------------------------------------------------------------------------------------------
Mirari Japan Ltd.                                         Japan                                    83%
--------------------------------------------------------------------------------------------------------
Luxottica South Africa Pty Ltd.                           South Africa                            100%
--------------------------------------------------------------------------------------------------------
Luxottica Gulf Llc(1)                                     United Arab Emirates                     49%
--------------------------------------------------------------------------------------------------------

                                                                                             PERCENTAGE
SUBSIDIARY                                                COUNTRY                            OWNERSHIP
--------------------------------------------------------------------------------------------------------
Luxottica A.G.                                            Switzerland                              97%
--------------------------------------------------------------------------------------------------------
Luxottica Australia Pty Ltd.                              Australia                               100%
--------------------------------------------------------------------------------------------------------
Luxottica Optics Ltd.                                     Israel                                 74.9%
--------------------------------------------------------------------------------------------------------
Luxottica Hellas A.E.                                     Greece                                   70%
--------------------------------------------------------------------------------------------------------
Luxottica Nederland B.V.                                  The Netherlands                          51%
--------------------------------------------------------------------------------------------------------
Luxottica Gozluk Ticaret A.S.                             Turkey                                   51%
--------------------------------------------------------------------------------------------------------
Luxottica Poland Sp. Z.o.o.                               Poland                                   75%
--------------------------------------------------------------------------------------------------------
Mirarian Marketing Ltd.                                   Singapore                                51%
--------------------------------------------------------------------------------------------------------
Ray Ban Sun Optics India Ltd.(2)                          India                                  44.2%
--------------------------------------------------------------------------------------------------------

(1) While local law prohibits a foreign company from having a majority equity interest in a UAE limited liability company, we effectively control this entity through agreements with the majority shareholder.

(2) Local law prohibits a foreign company from having a majority equity interest in an Indian company. The shares of Ray Ban Sun Optics India Ltd. are publicly traded on the BSE Stock Exchange, Mumbai. Because we do not own a 50% equity interest or otherwise effectively control the entity, we account for this entity under the equity method of accounting.

     We maintain close contact with our distributors in order to monitor sales and to control the quality of the points of sale that display products. We typically enter into distribution agreements with importers and distributors which establish minimum annual purchases and impose territorial limitations. In addition, to the extent permitted by law, we allow for distribution only through specifically authorized retail channels and qualified sales agents. No single customer or group of related customers accounted for more than 2 percent of our consolidated net sales in any of the past three years. We do not believe that the loss of any single customer would have a material adverse effect on our financial condition or results of operations.

     Our distribution system is integrated internationally. A worldwide computerized information network links the distribution and sales systems with the production facilities in Italy. This network enables us to monitor worldwide sales trends and inventory positions on a daily basis and to allocate production resources accordingly.

     We believe that one of our key competitive strengths is our ability to promptly satisfy customer demand in a timely manner, both prior to and following a sale. In order to further improve our customer service capabilities, we have centralized our distribution centers in Europe (Italy), Asia (Japan) and North America (the United States). The centralization process is complete in Europe and Japan and is in the preliminary stages in North America. We believe that centralizing our distribution centers has and will improve the efficiency of our distribution operations while reducing the related costs.

     RETAIL

     Through our Retail Division, we operate the largest group of optical superstores in both the United States and Canada and the largest specialty retailer of sunglasses in the world based on 2002 revenues. We also sell watches and accessories under the store names of Watch World and Watch Station.

     In our LensCrafters stores, customers can choose from a large selection of frames and lenses offering a high level of comfort and fit and can obtain a completed pair of glasses in about one hour because of on-site lens grinding laboratories. In our Sunglass Hut locations, customers can choose from a vast selection of Luxottica and third party vendor manufactured sunglasses. In addition, Sunglass Hut locations can assist customers in purchasing other accessories to complement their sunglasses. As of December 31, 2002, LensCrafters and Sunglass Hut operated 882 and 1,914 stores, respectively, located primarily in shopping centers and malls in major cities.

     In 2002, approximately 76.3 percent and 45.0 percent of the total sales of frames sold by LensCrafters and Sunglass Hut, respectively, were produced by our manufacturing facilities. The Retail Division's outlets sell not only frames manufactured by us, but also a wide range of frames, lenses and other ophthalmic products manufactured by other companies.

     Substantially all LensCrafters stores have an affiliated independent optometrist on site, allowing the customer to have an eye examination, select from a large range of prescription eyewear, and receive the selected frame, with prescription lenses, in about an hour.

     See "Recent Developments" above for a description of our pending offer to acquire all of the outstanding securities of OPSM.

COMPETITION

     The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglasses companies in various local markets. We believe that our principal competitor in the design, manufacture and distribution of eyewear within the prescription frames market is Safilo Group S.p.A. ("Safilo"). We believe that our principal competitors in the sunglasses market include Safilo, De Rigo S.A. and Oakley, Inc. Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our Retail Division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as on the popularity and market acceptance of our brands. See Item 3 - "Key Information--Risk Factors--Our future operating performance depends upon our ability to successfully introduce new products." and "--The markets in which we compete are highly competitive, and our failure to maintain an efficient distribution network could harm our business."

     The highly competitive optical retail market in North America includes a large number of small independent competitors and several national and regional chains of optical superstores. In recent years, a number of factors, including consolidation among retail chains and the emergence of optical departments in discount retailers, have resulted in significant competition within the optical retailing industry. Our optical retail operations emphasize product quality, selection, customer service and convenience. We do not compete primarily on the basis of price.

     We compete against several large optical retail chains in the United States and Canada, including Pearle Vision Stores and numerous other single outlet centers, Cole National licensed locations, Wal-Mart, Vista Eyecare, Eye Care Centers of America and, in the sunglasses area, numerous sunglasses outlet centers.

MARKETING

     Our marketing and advertising activities are designed primarily to enhance the image of Luxottica and our brand portfolio. Advertising expenses amounted to approximately 7 percent of our net sales in each of 2001 and 2002.

     The following summarizes our principal marketing strategies in our wholesale distribution and retail businesses.

     MARKETING STRATEGY FOR WHOLESALE DISTRIBUTION BUSINESS

     Our marketing strategy in the wholesale distribution segment is focused on promoting the value of our products, our extensive brand portfolio and our corporate image. Advertising is extremely important in supporting our marketing strategy and we therefore engage in extensive advertising activities, both at the point-of-sale and through various media directed at the end consumer of our products.

     Our point-of-sale marketing materials consist of catalogs, posters, product literature and displays. Many of these materials are linked to our consumer advertising campaigns.

     In our media advertising, we utilize direct media (print, radio and television) as well as billboard advertising. The extent of our advertising activities and the selection of different media depend upon the competitive conditions in each particular market. In North America, we advertise in print media, including trade journals and consumer publications, and on radio and television. In Europe, we advertise in various media, including print, television and billboards. In Japan and the rest of Asia, we advertise mainly in print media. In addition, we advertise in publications targeted to independent practitioners and other market-specific magazines.

     We also benefit from brand-name advertising carried out by licensors of our designer lines intended to promote the image of the designer line. Our advertising and promotional efforts in respect of our licensed brands are developed in coordination with our licensors. We contribute to the designer a specified percentage of our sales of the designer line to be devoted to advertising and promotion.

     Finally, we participate in major industry trade fairs (including the MIDO fair in Milan, Vision Expo in the United States, and the SILMO in Paris), where our new collections are displayed and promoted to the market.

     MARKETING STRATEGY FOR RETAIL BUSINESS

     In addition to the marketing activities described above, we engage in promotional and advertising activities through our Retail Division with both short- and long-term objectives. Our short-term objectives are to attract customers to our stores and promote sales. Our long-term objective is to build the image and visibility of the LensCrafters and Sunglass Hut International brands, encouraging customer loyalty and return purchases. We believe that because of the advantages that our Retail Division is able to offer in terms of product quality and service, our short- and long-term objectives are closely interrelated.

     A considerable amount of our Retail Division's marketing budget is dedicated to direct marketing activities, such as communications with customers (mailings, catalogs, etc). This takes advantage of our database, which has over 20 million customer records. Another significant portion of the marketing budget is spent on broadcast and print media (television, radio and magazines), designed to reach the broad U.S. market with image building messages about our Retail Division.

TRADEMARKS, TRADE NAMES AND LICENSE AGREEMENTS

     As of December 31, 2002, our principal trademarks or trade names included LUXOTTICA, RAY-BAN, PERSOL, VOGUE, LENSCRAFTERS and SUNGLASS HUT INTERNATIONAL. Our principal trademarks are registered in several countries. Other than Luxottica, Ray-Ban, LensCrafters and Sunglass Hut International, we do not believe that any single trademark or trade name is material to our business or results of operations. Ray-Ban products accounted for approximately 10 percent of our net sales in 2002. See Item 8 - "Financial Information--Legal Proceedings." Management believes that our trademarks have significant value in marketing our products.

     LensCrafters has introduced several lenses in recent years that contain innovative technology, such as FeatherWates(TM) (light, thin and impact resistant lenses), DURALENS(TM) (super scratch-resistant lenses), ByeLines(TM) (no-line bifocals) and Invisibles(TM) (anti-reflective lenses) and no-line multi-focal lenses named "MVP MAXIMUM VIEW PROGRESSIVES". LensCrafters purchases these lenses under non-exclusive arrangements with third parties. The names of the lenses used by LensCrafters are typically trademarked.

     We do not have any patents that we believe are, individually or in the aggregate, material to our results of operations or financial condition. See
Item 3 - "Key Information--Risk Factors--We may be unable to protect our proprietary rights, which would adversely affect our business and financial results."

     LICENSE AGREEMENTS

     We have entered into certain license agreements to manufacture and distribute prescription frames and sunglasses with numerous designers. These license agreements have terms expiring between 2002 and 2007. The table below summarizes the principal terms of our most significant license agreements as of December 31, 2002.

     LICENSOR             LICENSED MARKS                    TERRITORY                          EXPIRATION
----------------------------------------------------------------------------------------------------------------
Kasper ASL Ltd.         - Anne Klein           Worldwide exclusive license                 December 31, 2006
----------------------------------------------------------------------------------------------------------------
Bulgari S.p.A.          - Bulgari              Worldwide exclusive license                 December 31, 2006
----------------------------------------------------------------------------------------------------------------
Byblos S.p.A.           - Byblos               Worldwide exclusive license                 December 31, 2006
----------------------------------------------------------------------------------------------------------------
Genny S.p.A.            - Genny                Worldwide exclusive license                 December 31, 2006
----------------------------------------------------------------------------------------------------------------
Moon Shadow S.p.A.      - Moschino             Worldwide exclusive license to distribute   December 31, 2002
                                               to authorized retailers and distributors    (Renewal under
                                               (excluding Japan)                           negotiation)
----------------------------------------------------------------------------------------------------------------

     LICENSOR             LICENSED MARKS                    TERRITORY                          EXPIRATION
----------------------------------------------------------------------------------------------------------------
Salvatore Ferragamo     - Salvatore            Worldwide exclusive license                 December 31, 2003
Italia S.p.A.           Ferragamo
                        - Ferragamo
----------------------------------------------------------------------------------------------------------------
Emanuel Ungaro S.A.     - Ungaro               Worldwide exclusive license                 December 31, 2003
                        - Emanuel Ungaro
----------------------------------------------------------------------------------------------------------------
Retail Brand            - Brooks Brothers      Worldwide exclusive license                 March 31, 2003
Alliance, Inc. *                                                                           (Renewal under
                                                                                           negotiation)
----------------------------------------------------------------------------------------------------------------
Win S.r.l.              - Web                  Those countries and states where the mark   September 30, 2002
                        - W                    has been registered and any country or      (Renewal under
                                               states where the mark will be registered    negotiation)
                                               in the future
----------------------------------------------------------------------------------------------------------------
Sergio Tacchini S.p.A.  - Sergio Tacchini      Worldwide exclusive license (excluding      December 31, 2007
                        - ST                   Japan)
----------------------------------------------------------------------------------------------------------------
Chanel SA Chanel SAS    - Chanel               Worldwide exclusive license                 December 31, 2004
Chanel UK Chanel USA
----------------------------------------------------------------------------------------------------------------

* Retail Brand Alliance, Inc. is a related party, controlled by one of our Directors.

     On January 13, 2003, we entered into a ten-year world-wide exclusive license agreement, renewable at our discretion for an additional 10 years, for the trademarks VERSACE, VERSACE SPORT and VERSUS.

     Under these agreements, we are required to pay a royalty which generally ranges from 5 percent to 10 percent of net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts to 5 percent of net sales. The particular licensor is responsible for the manner and form of advertising for its collection. Other than the Versace license agreement, these license agreements typically have terms ranging from three to five years, but may be terminated early by either party for a variety of reasons, including non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, any change in the ownership of the ordinary shares resulting in a change in control of Luxottica Group S.p.A.

     The license agreements that enabled us to manufacture and distribute prescription frames and sunglasses under the names GIORGIO ARMANI and EMPORIO ARMANI expired on December 31, 2002 and were not renewed.

     Other than the Armani licenses, no single designer line accounted for more than 5 percent of net sales for the year ended December 31, 2002.

     Management believes that, while the early termination of one or a small number of the current license agreements may have an adverse effect on our results of operations in the short term, any such termination would not have a material adverse effect on our long-term results of operations or financial condition. Upon any early termination of an existing license agreement, we expect that we would seek to enter into alternative arrangements with other designers to reduce any negative impact of such a termination.

REGULATORY MATTERS

     Our products are subject to governmental health safety regulations in most of the countries where they are sold, including the United States. We regularly inspect our production techniques and standards to ensure compliance with applicable requirements. Historically, compliance with such requirements has not had a material effect on our operations.

     In addition, governments throughout the world pose import duties and tariffs on products being imported into their countries. Although in the past we have not experienced situations in which the duties or tariffs imposed materially impacted our operations, we can provide no assurances that this will be true in the future.

     Our past and present operations, including owned and leased real property, are subject to extensive and changing environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes or otherwise relating to the protection of the environment. We believe that we are in substantial compliance with the applicable environmental laws and regulations. However, we cannot predict with any certainty that we will not in the future incur liability under environmental statutes and regulations with respect to contamination of sites formerly or currently owned or operated by us (including contamination caused by prior owners and operators of such sites) and the off-site disposal of hazardous substances.

     Our retail operations are also subject to various state law requirements in the United States that regulate the permitted relationships between licensed optometrists or ophthalmologists, who primarily perform eye examinations and prescribe corrective lenses, and opticians, who fill such prescriptions and sell eyeglass frames.

PROPERTY, PLANTS AND EQUIPMENT

     Our corporate headquarters is located at Via Cantu 2, Milan, Italy. Information regarding the general location, use and approximate size of our principal facilities as of December 31, 2002 is set forth below.

                                                                                                  APPROXIMATE
                                                                                  OWNED/            AREA IN
LOCATION                              USE                                         LEASED          SQUARE FEET
----------------------------------------------------------------------------------------------------------------
Milan, Italy                          Corporate Headquarters                      Owned               16,140
----------------------------------------------------------------------------------------------------------------
Mason (Ohio), United States           N.A. Retail Division Headquarters           Owned              286,000
----------------------------------------------------------------------------------------------------------------
Atlanta, United States                N.A. Retail Division Distribution Center    Owned               88,226
----------------------------------------------------------------------------------------------------------------
Port Washington (NY), United States   U.S. Offices and U.S. Wholesale             Owned              140,700
                                      Distribution Center
----------------------------------------------------------------------------------------------------------------
Agordo (Belluno), Italy               Administrative Offices, Manufacturing       Owned              764,498
                                      Facility
----------------------------------------------------------------------------------------------------------------
Fukui, Japan                          Far East Distribution Center and Offices    Owned               25,995
----------------------------------------------------------------------------------------------------------------
Tokyo, Japan                          Far East Sales Office                       Leased               7,800
----------------------------------------------------------------------------------------------------------------
Rovereto, Italy                       Frame Manufacturing Facility                Owned              215,022
----------------------------------------------------------------------------------------------------------------

                                                                                                  APPROXIMATE
                                                                                  OWNED/            AREA IN
LOCATION                              USE                                         LEASED          SQUARE FEET
----------------------------------------------------------------------------------------------------------------
Sedico, Italy                         Frame Manufacturing Facility and            Owned              388,405
                                      Distribution Center
----------------------------------------------------------------------------------------------------------------
Cencenighe, Italy                     Semi-finished Product Manufacturing         Owned               59,891
                                      Facility
----------------------------------------------------------------------------------------------------------------
Lauriano, Italy                       Frame and Crystal Lenses Manufacturing      Owned               64,562
                                      Facility
----------------------------------------------------------------------------------------------------------------
Pederobba, Italy                      Frame Manufacturing Facility                Owned               84,079
----------------------------------------------------------------------------------------------------------------
Guang Dong, China                     Frame Manufacturing Facility                Leased              71,801
----------------------------------------------------------------------------------------------------------------
Guangzhou, China                      Frame Manufacturing Facility                Leased               7,532
----------------------------------------------------------------------------------------------------------------
Toronto, Canada                       Offices and Warehouse                       Owned               20,120
----------------------------------------------------------------------------------------------------------------
Barcelona, Spain                      Offices                                     Owned               13,734
----------------------------------------------------------------------------------------------------------------
London, United Kingdom                Offices                                     Owned               10,990
----------------------------------------------------------------------------------------------------------------
Gotenbourg, Sweden                    Offices                                     Owned               15,554
----------------------------------------------------------------------------------------------------------------
Munich, Germany                       Offices                                     Leased               4,300
----------------------------------------------------------------------------------------------------------------
Valbonne, France(1)                   Offices                                     Leased              14,251
----------------------------------------------------------------------------------------------------------------
Lisbon, Portugal                      Offices                                     Owned                6,243
----------------------------------------------------------------------------------------------------------------
Deurne, Belgium                       Offices                                     Leased               9,150
----------------------------------------------------------------------------------------------------------------
Sao Paulo, Brazil                     Offices and Warehouse                       Leased              22,596
----------------------------------------------------------------------------------------------------------------
Langenthal, Switzerland               Offices                                     Leased               5,382
----------------------------------------------------------------------------------------------------------------
Heemstede, The Netherlands            Offices                                     Leased               8,073
----------------------------------------------------------------------------------------------------------------
Espo, Finland                         Offices                                     Leased               4,578
----------------------------------------------------------------------------------------------------------------
Klosterneuberg, Austria               Offices                                     Owned                6,136
----------------------------------------------------------------------------------------------------------------
Mexico City, Mexico                   Offices and Warehouse                       Leased               8,608
----------------------------------------------------------------------------------------------------------------
Buenos Aires, Argentina               Offices and Warehouse                       Leased               5,110
----------------------------------------------------------------------------------------------------------------
Sydney, Australia                     Offices and Warehouse                       Leased               3,550
----------------------------------------------------------------------------------------------------------------
Athens, Greece                        Offices                                     Leased              39,825
----------------------------------------------------------------------------------------------------------------
Herzelia, Israel                      Offices and Warehouse                       Leased               7,533
----------------------------------------------------------------------------------------------------------------
Midrand, South Africa                 Offices                                     Leased              11,836
----------------------------------------------------------------------------------------------------------------
Kongsbers, Norway                     Offices                                     Owned                2,690
----------------------------------------------------------------------------------------------------------------
Mississagua, Canada                   Offices and Warehouse                       Leased              21,875
----------------------------------------------------------------------------------------------------------------
Dubai, U.A.E.                         Sales Office                                Leased               1,614
----------------------------------------------------------------------------------------------------------------
Umurbey/Izmir, Turkey                 Offices and Warehouse                       Owned                5,810
----------------------------------------------------------------------------------------------------------------
Hong Kong                             Administrative Offices                      Leased                 645
----------------------------------------------------------------------------------------------------------------
Osaka, Japan                          Sales Office                                Leased               1,958
----------------------------------------------------------------------------------------------------------------
Nagoya, Japan                         Sales Office                                Leased               1,162
----------------------------------------------------------------------------------------------------------------
Fukuoka, Japan                        Sales Office                                Leased                 785
----------------------------------------------------------------------------------------------------------------
Salonika, Greece                      Sales Office                                Leased               1,797
----------------------------------------------------------------------------------------------------------------
Witcombe, Australia                   Distribution Center                         Leased               9,146
----------------------------------------------------------------------------------------------------------------
Miami, United States                  Sales Office                                Leased               1,614
----------------------------------------------------------------------------------------------------------------
Krakow, Poland                        Offices                                     Leased               2,150
----------------------------------------------------------------------------------------------------------------
Phoenix, United States                Offices                                     Leased              20,247
----------------------------------------------------------------------------------------------------------------

(1) The property located in Valbonne (France) is leased (with an option to purchase the underlying property at the end of the lease term for a nominal price) by our wholly-owned subsidiary in France.

     As of December 31, 2002, LensCrafters leased 882 retail store premises, with an average area of approximately 4,400 square feet and Sunglass Hut International leased 1,914 retail kiosks/store premises, with an average area of approximately 526 square feet. Such leases expire between 2003 through 2015 and are on terms that we believe are generally reasonable and reflective of market conditions.

     We believe that our current facilities are adequate to meet our present and reasonably foreseeable needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

     We operate in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. During the periods discussed below, we have operated in the retail segment through our Retail Division, comprised principally of LensCrafters and, since April 2001, Sunglass Hut. LensCrafters has retail distribution operations located throughout the United States, Canada and Puerto Rico. Sunglass Hut is a leading retailer of sunglasses worldwide.

     Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Retail Division retail channel. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

     Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3 - "Key Information--Risk Factors--Our business is highly sensitive to economic conditions and changing consumer preferences." We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher in the second quarter and lower in the fourth quarter.

     As a result of our acquisition of LensCrafters in May 1995 and the subsequent expansion of our business activities in the United States through the acquisition of the Ray-Ban business and Sunglass Hut, our results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. dollar. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $0.9209 in 2000 to Euro 1.00 = U.S. $0.8957 in 2001 to Euro 1.00 = U.S. $0.9450 in 2002.
Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11 - "Quantitative and Qualitative Disclosures About Market Risk--Foreign Exchange Sensitivity" and
Item 3 - "Key Information--Risk Factors--Because our assets, liabilities, sales and costs are denominated in several currencies, we are vulnerable to exchange rate fluctuations."

     On June 26, 1999, we acquired the Ray-Ban business for a purchase price of U.S.$655 million (Euro 635 million, based on the exchange rate in effect at such time) subject to post-closing adjustments. The acquisition was accounted for under the purchase method and the results of the Ray-Ban business have been included in our consolidated results since the date of acquisition. Since the acquisition, we have closed Ray-Ban's frame manufacturing facilities and integrated its manufacturing and distribution operations into our own. This integration was substantially completed by the second quarter of 2000. In January 2002, we settled a purchase price dispute with Bausch & Lomb Incorporated as well as other litigation between us. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded have been reduced at December 31, 2001. A receivable was recorded at December 31, 2001 for the final settlement amount. We received U.S. $23 million in January 2002 as the final settlement payment.

     On February 20, 2001, we formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc., a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into Sunglass Hut and Sunglass Hut became an indirect wholly-owned subsidiary of Luxottica Group S.p.A. As a result, the operations of Sunglass Hut are included in our consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded at December 31, 2001 increased by approximately Euro 147.0 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

SIGNIFICANT ACCOUNTING POLICIES; RECENT ACCOUNTING PRONOUNCEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and currently available information. Actual results could differ from those estimates. The following is a discussion of what management believes are our most critical accounting policies:

     REVENUE RECOGNITION - Revenues from sales of products are recognized at the time of shipment to or receipt by the customer. In connection with the conditions of sale in certain countries, certain of our subsidiaries record as a liability an amount based on an estimate of anticipated returns of merchandise by customers in subsequent periods. Estimates are based on various historical factors that may change and actual results could differ significantly from the estimated amounts.

     INCOME TAXES - Income taxes are recorded in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. These estimated tax rates and the deferred tax assets, net of valuation allowances, and liabilities recorded are based on information available at the time of calculation. This information is subject to change due to subsequent tax audits performed by different taxing jurisdictions, changes in corporate structure not contemplated at the time of calculation as well as various other factors.

     INVENTORIES - Inventories consist of raw materials and packaging, work in process, finished goods produced by us and finished goods purchased by the Retail Division that are manufactured by third parties. At December 31, 2002,
82.5 percent of the aggregate inventory was valued at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method), or market value. Retail inventory not manufactured by us is stated at the lower of cost, as determined on a last-in, first-out method ("LIFO"), or market value. Inventories are recorded net of various reserves, allowances and other adjustments. These reserves are calculated using numerous factors, which could include but are not limited to, historical information and projections for future demand for the product. As such, actual results could differ significantly from the estimated amounts.

     INTANGIBLE ASSETS - In connection with various acquisitions, we have recorded as intangible assets certain goodwill and trade names. At December 31, 2002, the aggregate carrying value of intangibles, including goodwill, was Euro
1.9 billion or approximately 53 percent of total assets.

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangibles". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements on and after that date. As a result of the adoption of SFAS No. 142, goodwill and intangibles deemed to have an indefinite life are no longer amortized in the same manner as under the previous standards, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of the intangible asset is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. Based on evaluations that we completed in the first quarter of 2002 and in the first quarter of 2003, no intangible other than goodwill was deemed to have an indefinite life.

     Intangibles subject to amortization based on a finite useful life continue to be amortized on a straight line basis over their useful lives. Trade names recorded on the Consolidated

Balance Sheet as of January 1, 2002, were deemed to have useful lives between 20 and 25 years. The valuation of most trade names was determined by an independent valuation firm. These intangibles will be reviewed for impairment in accordance with SFAS No. 121.

     After evaluations completed in the first quarter of 2002 and in the first quarter of 2003, we have concluded that the carrying values of goodwill and other intangible assets included in the Consolidated Balance Sheet as of December 31, 2001 and December 31, 2002, respectively, did not exceed their respective fair market value, and as a result, we did not record an asset impairment charge for the adoption of SFAS No. 142.

     Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods ranging from 10 to 25 years. Total intangible and goodwill amortization were Euro 88.8 million and Euro 111 million, in 2000 and 2001, respectively.

     BUSINESS COMBINATIONS - We will account for business combinations initiated after July 1, 2001 in accordance with SFAS 141, ACCOUNTING FOR BUSINESS COMBINATIONS. This requires all business combinations to be accounted for by the purchase method. We have grown substantially over the past several years through acquisitions and those acquisitions were accounted for using the purchase method.

     FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS - We account for our foreign currency denominated transactions and foreign operations in accordance with SFAS No. 52 ("Foreign Currency Translation"). The financial statements of foreign subsidiaries are translated into Euro, which is a functional and the reporting currency. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income. Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date.

     We have one subsidiary in a high inflationary country. However these operations are currently not material to our consolidated financial statements. All operations have been remeasured using the historical exchange rate and the result of the remeasurement has been accounted for in the current year earnings.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

                                                                           YEAR ENDED DECEMBER 31,
                                                                  2000*           2001*          2002
                                                                  -----           -----          -----
     Net Sales...............................................     100.0%          100.0%         100.0%
     Cost of Sales...........................................      28.9            28.8           28.0
                                                                  -----           -----          -----
     Gross Profit............................................      71.1            71.2           72.0
     Operating Expenses:
          Selling and advertising                                  40.7            42.5           43.3
          General and administrative.........................      13.4            12.0            9.5
                                                                  -----           -----          -----

     Total...................................................      54.1            54.5           52.8
                                                                  -----           -----          -----
     Income From Operations..................................      17.0            16.6           19.2
     Other (Expense) Income - Net............................      (2.1)           (2.2)          (2.0)
     Provision For Income Taxes..............................      (4.2)           (4.0)          (5.2)
     Minority Interests......................................      (0.2)              -           (0.1)
                                                                  -----           -----          -----

     Net Income..............................................      10.6            10.3           11.9
                                                                  =====           =====          =====

     * Certain amounts in prior years have been reclassified to conform with the 2002 presentation.

     For additional financial information by operating segment and geographic region, see Note 12 to our Consolidated Financial Statements included in this annual report.

CERTAIN NON-GAAP FINANCIAL MEASURES USED TO DESCRIBE RESULTS OF OPERATIONS

     CONSOLIDATED ADJUSTED SALES AND OPERATING INCOME

     The results of operations for the year ended December 31, 2002 included two significant changes from 2001. These changes were (i) the inclusion of the operations of Sunglass Hut, which was acquired in April 2001 and thus not included in the first quarter of 2001 statement of operations and (ii) the effect of the adoption of SFAS No. 142, "Goodwill and Other Intangibles Assets," whereby goodwill and other intangibles which are deemed to have an indefinite life are no longer amortized on a straight line basis as required by the previous standard but will be tested periodically for impairment.

     Because of these two significant changes, we have included the following table of consolidated adjusted sales and operating income for the year ended December 31, 2001. The table also includes the consolidated sales and operating income for the year ended December 31, 2001, as reported under U.S. GAAP. We believe that the adjusted amounts may be of assistance in comparing our operating performance between the 2001 and 2002 periods. However, adjusted financial information is not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP, or as a measure of profitability or liquidity. The adjusted financial measures should be used only as a supplement to U.S. GAAP results to assist the reader in better understanding our relative operating performance between 2001 and 2002.

     The following table reflects our consolidated net sales and income from operations for the year ended December 31, 2001 as reported and as adjusted:

                                                                       Elimination of      Elimination of
                                                 Consolidation of           Wholesale     Goodwill amort.
Thousands of Euro         2001 As Reported        Sunglass Hut 1Q   Sales to Sunglass          (SFAS 142)   2001 as adjusted
                          ----------------   --------------------  ------------------     ---------------   ----------------
                                                             2001                 Hut
                                                             ----                 ---
Net Sales                        3,064,907                146,714              (6,725)                  0          3,204,896

Income    (loss)   from            509,492                (12,767)                  0              70,133            566,858
Operations

     The consolidated adjusted amounts in the table reflect the following adjustments:

  1. the consolidated results of Sunglass Hut for the three month period ended March 31, 2001, prior to the acquisition, are included in the adjusted amounts and were reclassified for the elimination of a one time restructuring charge recorded in the period of approximately U.S.$ 30 million and the elimination of goodwill amortization as contemplated by the adoption of SFAS No. 142;

  2. the elimination of wholesale sales to Sunglass Hut from our subsidiaries for the three month period ended March 31, 2001; and

  3. the elimination of goodwill amortization for the year ended December 31, 2001 of Luxottica, as contemplated by the adoption of SFAS No. 142.

     This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Sunglass Hut acquisition been completed and SFAS No. 142 been effective as of January 1, 2001.

     FINANCIAL MEASURES EXCLUDING THE IMPACT OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES

     In addition, we use certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. We believe that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of core operating performance on a consistent basis. In addition, since we have historically reported such adjusted financial measures to the investment community, we believe that their inclusion provides consistency in our financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. See "Impact of Fluctuations in Currency Exchange Rates Currency Exchange Rates" below for a description of these adjusted financial measures and a reconciliation of such measures to their most directly comparable U.S. GAAP financial measures.

2002 COMPARED TO 2001

NET SALES. Net sales increased 2.2 percent to Euro 3,132.2 million during 2002, as compared to Euro 3,064.9 million for 2001. During the year ended December 31, 2002, net sales in the retail segment accounted for approximately 68.9 percent of total net sales, which is consistent with 2001.

     On a consolidated adjusted basis, as reflected in the above table, our net sales would have decreased by 2.3 percent in 2002 compared to 2001, as adjusted. This net decrease was substantially due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have increased by 2.8 percent compared to 2001, as adjusted.

     Net sales in the retail segment, through LensCrafters and Sunglass Hut, increased 2.2 percent to Euro 2,158.4 million for the year ended December 31, 2002 from Euro 2,112.6 million in 2001. Comparable store sales in constant U.S. Dollars for the year decreased 0.6 percent.

     On a consolidated adjusted basis, net sales of the retail segment, in Euro, would have decreased by 4.5 percent in 2002 compared to 2001, as adjusted. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, adjusted net retail sales would have increased 0.8 percent during 2002. This increase was primarily attributable to the increase in the number of LensCrafters stores from 868 to 882, offset by the closing of certain under-performing Sunglass Hut stores and a decrease in comparable store sales mentioned above.

     Net sales to third parties in the manufacturing and wholesale segment were Euro 973.8 million for 2002 compared to Euro 952.3 million in 2001. Excluding wholesale sales to Sunglass Hut during both periods, adjusted net sales to third parties in the segment would have increased by 3.0 percent. Assuming constant exchange rates and excluding wholesale sales to Sunglass Hut, wholesale sales to third parties for 2002 would have increased by 6.7 percent compared to 2001. The majority of this increase is attributable to additional sales of our Ray-Ban lines and to the successful development of the CHANEL brand.

     On a geographic basis, the United States and Canada operations had net sales of Euro 2,273.0 million in 2002, comprising 72.6 percent of total net sales, a decrease of Euro 14.1 million from 2001. This decrease was substantially due to the weakening of the U.S. dollar against the Euro. In U.S. dollars, the United States and Canada operations had an increase of U.S. $99.5 million in net sales compared to 2001. Net sales for the rest of the world accounted for the remaining Euro 859.2 million of net sales during 2002, which represented a 10.5 percent increase as compared to 2001. This increase was largely due to the inclusion of Sunglass Hut's UK and Australian operations for the entire 2002 period, as opposed to only the post-acquisition period in 2001.

  COST OF SALES. Cost of sales decreased 0.7 percent to Euro 878.0 million in 2002, from Euro 884.0 million in 2001, and decreased as a percentage of net sales to 28.0 percent from 28.8 percent, respectively. This decrease as a percentage of net sales was mainly attributable to the increase in sales by Sunglass Hut of Luxottica manufactured products together with the benefits of more favorable terms from Sunglass Hut vendors. Manufacturing labor costs increased 2.8 percent to

Euro 261.2 million in 2002, from Euro 254.0 million in 2001. As a percentage of net sales, cost of labor remained constant at 8.3 percent. For each of 2001 and 2002, the average number of frames produced daily in our facilities was approximately 124,000.

  GROSS PROFIT. For the reasons outlined above, gross profit increased 3.4 percent to Euro 2,254.2 million in 2002, from Euro 2,180.9 million in 2001. As a percentage of net sales, gross profit increased to 72.0 percent in 2002 from
71.2 percent in 2001.

  OPERATING EXPENSES. Total operating expenses decreased 1.1 percent to Euro 1,652.7 million in 2002, from Euro 1,671.4 million in 2001. As a percentage of net sales, operating expenses decreased to 52.8 percent in 2002 from 54.5 percent in 2001.

     Selling, royalty and advertising expenses increased 4.1 percent to Euro 1,355.1 million during 2002, from Euro 1,302.4 million in 2001. As a percentage of net sales, these expenses increased to 43.3 percent from 42.5 percent. This increase is primarily attributable to the inclusion for the full period of the operations of Sunglass Hut, which, as a retailer, incurs higher selling expenses as a percentage of sales than our wholesale operations. In addition to the additional selling, royalty and advertising expenses of Sunglass Hut for the first quarter of 2002 of Euro 82.2 million, the increase is attributable to an increase in royalties from higher designer-line sales.

     General and administrative expenses, including intangible asset amortization, decreased 19.4 percent to Euro 297.5 million in 2002 from Euro
369.1 million in 2001. This decrease was primarily due to the benefit realized from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS No. 142 of Euro 71.1 million.

     As a percentage of net sales, general and administrative expenses decreased to 9.5 percent from 12.0 percent. This decrease as a percentage of net sales was primarily attributable to the reduction in amortization expense discussed above in addition to the integration of many of the Sunglass Hut corporate and other functions with those of LensCrafters. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

  INCOME FROM OPERATIONS. Income from operations for 2002 increased 18.1 percent to Euro 601.5 million, from Euro 509.5 million in 2001. As a percentage of net sales, income from operations increased to 19.2 percent from 16.6 percent.

     On a consolidated adjusted basis, as reflected in the above table, the increase in income from operations in 2002 would have been 6.1 percent, compared to 2001, as adjusted. Income from operations, as adjusted, represented 17.7 percent of consolidated adjusted net sales for 2001.

     Operating margin in the manufacturing and wholesale distribution segment increased to 25.5 percent in 2002, from 25.1 percent in 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the year ended December 31, 2002.

     Operating margin in the retail segment decreased to 14.8 percent in 2002 from 15.2 percent in 2001. On a consolidated adjusted basis, operating margin of the retail segment would have been 13.9 percent of retail adjusted net sales, in 2001. The improvement in operating margin for the year ended December 31, 2002 as compared to the same period of 2001, as adjusted, is primarily due to: i) improved gross profit from more favorable purchase terms that we were able to renegotiate with Sunglass Hut vendors, and ii) the cost savings achieved from improved efficiencies in the retail division's corporate structure.

  INTEREST AND OTHER EXPENSES. Net interest and other expense was Euro 62.1 million in 2002 compared to Euro 68.2 million in 2001. This decrease was attributable primarily to lower interest expense in the current period due to the reduction of debt balances and interest rates partially offset by realized and unrealized foreign exchange transaction and remeasurement losses, net recognized in 2002, compared to a net gain on similar items in 2001.

  NET INCOME. Income before taxes increased 22.2 percent to Euro 539.4 million in 2002, from Euro 441.3 million in 2001. As a percentage of net sales, income before taxes increased to 17.2 percent from 14.4 percent. Minority interest of Euro (4.7) million in 2002 decreased from Euro (1.5) million in 2001. Our effective tax rate increased to 30.2 percent from 28.0 percent in 2001. Net income increased 17.6 percent to Euro 372.1 million in 2002 from Euro 316.4 million in 2001. Net income as a percentage of net sales increased to 11.9 percent from 10.3 percent in 2001.

     Basic earnings per share and diluted earnings per share for 2002 was Euro 0.82, increasing from Euro 0.70 for 2001.


2001 COMPARED TO 2000

     NET SALES. Consolidated net sales for 2001 rose by 26.8 percent to Euro 3,064.9 million, from Euro 2,416.8 million in 2000. This increase was the result of both additional sales from Sunglass Hut, which was acquired on March 31, 2001, and the growth of our wholesale and retail operations. Excluding the net effect of the Sunglass Hut acquisition, our consolidated net sales would have increased by approximately 7.5 percent.

     Net sales in 2001 for our retail segment rose by 46.2 percent to Euro 2,112.6 million, from Euro 1,444.5 million in 2000, primarily as a result of the consolidation of Sunglass Hut since its acquisition on March 31, 2001. In addition, net sales of LensCrafters increased as a result of an improvement in same store sales of 2.3 percent (measured in U.S. dollars), and the strengthening of the U.S. dollar against the Euro. Additionally, as of December 31, 2001, LensCrafters operated 868 stores, compared to 864 stores as of December 31, 2000. At December 31, 2001 Sunglass Hut operated 1,944 stores, in the United States, Europe and Australia.

     Net sales to third parties in our manufacturing and wholesale segment decreased 2.0 percent to Euro 952.3 million from Euro 972.3 million. Excluding wholesale sales in 2001 and 2000 to Sunglass Hut, which was a third party prior to March 31, 2001, our manufacturing and wholesale sales would have increased
1.5 percent, or 3.0 percent, assuming a constant exchange rate. In 2001, we sold
31.6 million frames, compared with 28.3 million in 2000.

     On a geographic basis, our operations in the United States and Canada had net sales in 2001 of Euro 2,284 million, comprising 74.6 percent of total net sales, which represented a 33.3 percent increase as compared to 2000. Substantially all of this increase was due to an increase in sales of our retail segment as described above. Net sales for the rest of the world accounted for our remaining net sales of Euro 781.0 million during 2001, which represented a 11.1 percent increase as compared to 2000.

     COST OF SALES. Cost of sales for 2001 increased by 26.8 percent to Euro
884.0 million, from Euro 697.3 million in 2000. As a percentage of net sales, cost of sales remained constant between the periods despite the consolidation of the operating results of Sunglass Hut whose cost of sales, during 2001, was higher than ours on a consolidated basis. As a result, gross profit for the year rose by 26.8 percent to Euro 2,180.9 million, from Euro 1,719.5 million in 2000. Gross margin for 2001 remained stable at 71.2 percent, compared to 71.1 percent for the previous year.

     OPERATING EXPENSES. Operating expenses for 2001 increased to Euro 1,671.5 million, from Euro 1,307.6 million in 2000. As a percentage of net sales, operating expenses increased to 54.5 percent, from 54.1 percent in 2000.

     Selling, royalty and advertising expenses increased 32.5 percent to Euro 1,302.4 million in 2001 from Euro 983.1 million for 2000, primarily as a result of the increase in selling expenses attributable to the inclusion of Sunglass Hut's results from the date of acquisition. As a percentage of net sales, these expenses increased by approximately 1.8 percent. Selling expenses as a percentage of net sales in the retail segment are generally higher than the manufacturing and wholesale segment.

     General and administrative expenses, including goodwill amortization, increased 13.8 percent to Euro 369.1 million in 2001 from Euro 324.4 million in 2000. The increase in general and administrative expenses was primarily the result of the strengthening of the U.S. dollar combined with an increase in amortization relating to acquired trademarks and goodwill recorded in connection with the acquisition of Sunglass Hut, in addition to the general and administrative costs of Sunglass Hut following the acquisition. However, general and administrative expenses as a percentage of net sales decreased to 12.0 percent in 2001 from 13.4 percent in 2000. The decrease as a percentage of sales is attributable to benefits associated with the restructuring of Sunglass Hut and consolidating many of the functions into the LensCrafters corporate structure.

     INCOME FROM OPERATIONS. Income from operations for 2001 rose by 23.7 percent to Euro 509.5 million, while operating margin for the period declined to
16.6 percent, from 17.0 percent in 2000. This decrease in operating margin was due to the higher proportion of net sales and expenses in the retail segment, where operating margins are lower than in the manufacturing and wholesale distribution segment. Higher net sales and expenses in the retail segment was a result of the Sunglass Hut acquisition. In 2001, our retail segment's operating margin increased to 15.2 percent, from 14.0 in 2000, primarily as a result of stricter cost controls, improvements in personnel productivity, and further integration of the retail segment's operations into our central structure.

     INTEREST EXPENSE. As a result of the Sunglass Hut acquisition, net outstanding debt as of December 31, 2001, increased by Euro 561.7 million to Euro 1,469.9 million, compared to Euro 908.2 as of December 31, 2000. As a consequence, net interest expense for the year rose to Euro 76.9 million, from Euro 56.0 million in 2000.

     NET INCOME. Income before taxes for the year rose by 21.9 percent to Euro
441.3 million, while our tax rate for the period was unchanged at 28.0 percent. Net income for the year rose by 23.9 percent to Euro 316.4 million, from Euro
255.3 million in 2000. Earnings per share for the year were Euro 0.70, compared with Euro 0.57 in 2000. In U.S. dollars, earnings per share for 2001 were U.S. $0.63, compared with U.S. $0.52 in 2000. In 2001, the average Euro to U.S. Dollar exchange rate was Euro 1.00 = U.S.$0.8957, compared with Euro 1.00 = U.S.$0.9209 in 2000.

IMPACT OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES

     We use certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. We believe that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of core operating performance on a consistent basis. In addition, since we have historically reported such adjusted financial measures to the investment community, we believe that their inclusion provides consistency in our financial reporting. Operating measures that assume constant exchange rates between the fiscal year ended December 31, 2002 and the fiscal year ended December 31, 2001 are calculated using for each currency the average exchange rate in effect for the preceding year.

     Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under U.S. GAAP. These non-U.S. GAAP measures are not meant to be considered in isolation or as a substitute for financial measures prepared in accordance with U.S. GAAP, or as a measure of profitability or liquidity. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding our operational performance.

                                Year Ended                        Year Ended       Year Ended                        Year Ended
                                December 31,                      December 31,     December 31,     Adjustment       December 31,
                                   2001          Adjustment          2001             2002         for constant         2002
Millions of Euro                  US GAAP       for Sunglass   Adjusted results     US GAAP       Exchange rates   Adjusted results
                                  results          Hut(1)                           results
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated net sales               3,064.9            140.0          3,204.9          3,132.2            161.3          3,293.5

Manufacturing/Wholesale
net sales                            1,146.6              0.0          1.146.6          1,128.7             43.4          1,172.1
less: Inter-company sales             (194.3)            (6.7)          (201.0)          (154.8)            (8.5)          (163.3)
Wholesale sales to third
parties                                952.3             (6.7)           945.6            973.9             34.9          1,008.8

Retail net sales                     2,112.6            146.7          2,259.3          2,158.3            118.8          2,277.1

(1) Reflects adjustments relating to the acquisition of Sunglass Hut in April 2001. See "Results of Operations - Certain Non-GAAP Financial Measures Used to Describe Results of Operations" for additional information.

TAXES

     Our effective tax rates for the years ended December 31, 2002 and 2001 were approximately 30.2 percent and 28.0 percent, respectively. The effective tax rates were less than the statutory tax rate due to permanent differences between our income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with our acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

     We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion. As set forth in the table below, as of December 31, 2002, our consolidated net financial position, defined as financial debt less cash balances, was Euro (1,254.3) million compared to Euro (1,469.9) million as of December 31, 2001. This improvement is attributable to the cash generated by operating activities during the year 2002, only a portion of which was used in investing activities.

     Set forth below is certain information regarding our net financial position as of December 31 of the years indicated:

                                                     2001            2002
                                                -------------    -------------
                                                     (THOUSANDS OF EURO)
     Cash                                             412,709          151,418
     Bank overdrafts                                 (411,193)        (371,729)
     Current portion of long-term debt             (1,339,131)        (178,335)
     Long-term debt                                  (132,247)        (855,654)
                                                -------------    -------------
     Net Financial Position                        (1,469,861)      (1,254,299)
                                                -------------    -------------

     "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. Net financial position is not, and should not be considered as, a substitute for our total long-term debt, total liabilities or any other financial measures presented in accordance with U.S. GAAP. The term "net financial position" may differ from similarly titled financial measures used by other companies.

     THE U.S. $350 MILLION CREDIT FACILITY WITH UNICREDITO ITALIANO AND THE CONVERTIBLE SWAP STEP-UP

     In June 1999, we received the proceeds of a Euro 350 million eurobond offering by one of our wholly-owned subsidiaries, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds, which were repaid in full in June 2002. To refinance the eurobonds, in June 2002, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides U.S.$ 200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million; the revolving loan was fully drawn as of December 31, 2002. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.9050 percent on December 31, 2002) and the credit facility allows us to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants.

     In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up ("2002 Swap"). The beginning and maximum notional amount of 2002 Swap is U.S. $275 million, which will decrease by U.S. $20 million quarterly, beginning with the quarter commencing on March 17, 2003. 2002 Swap, which will expire on June 17, 2005, was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement. 2002 Swap allows U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133 and, as such, is marked to market with the gains or losses from the change in value reflected in current operations.

     THE EURO 500 MILLION CREDIT FACILITY WITH UNICREDITO ITALIANO

     In June 1999, we acquired the Ray-Ban business from Bausch & Lomb for a purchase price of U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million based on the exchange rate in effect at such time) credit facility with UniCredito Italiano S.p.A. The interest rate applicable to amounts provided to us under the credit facility was Euribor plus 0.5 percent. In June 2000, we refinanced this short-term credit facility with a new credit facility with several financial institutions which provided for total maximum borrowings of Euro 500 million. The new credit facility was repaid in June 2003.

     THE EURO 256 MILLION CREDIT FACILITY WITH SAN PAOLO IMI

     In December 2000, we entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount outstanding at that time was repaid in full.

     THE EURO 650 MILLION CREDIT FACILITY WITH BANCA INTESA AND THE INTESA SWAPS

     In March 2001, we entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility was unsecured and scheduled to expire in September 2002. In September 2002, we agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions. On December 27, 2002 the amount outstanding at that time of Euro 500 million was repaid in full.

     In December 2002, we entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability up to Euro 650 million, of which Euro 575 million was outstanding as of December 31, 2002. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (3.317 percent on December 31, 2002). The revolving loan portion provides borrowing availability of up to Euro 150 million, and amounts borrowed under the revolver portion may be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus
0.45 percent (3.400 percent on December 31, 2002 for the relevant interest period). The final maturity of the credit facility is December 27, 2005. We may select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants.

     In December 2002, we entered into two interest rate swap transactions (the "Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million, which will decrease by Euro 100 million on June 27, 2004 and by Euro 25 million during each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985 percent.

     THE 5.25% CONVERTIBLE SUBORDINATED NOTES AND THE 8.625% SUBORDINATED NOTES

     In March 2002, Sunglass Hut redeemed its outstanding 5.25% convertible subordinated notes at 101.5% of their aggregate principal amount, plus accrued and unpaid interest to the date of redemption, as provided in the indenture under which such notes were issued. The net loss on the extinguishment of the debt evidenced by the notes was immaterial to our consolidated financial statements.

     In October 2002, The United States Shoe Corporation, one of our wholly owned subsidiaries, repaid in full the entire outstanding principal balance of U.S. $75 million of its 8.625% subordinated notes due October 1, 2002, together with the accrued and unpaid interest balances.

     THE OPSM ACQUISITION

     See Item 4--"Information on the Company--Recent Developments" for a description of our pending offer to acquire all of the outstanding securities of OPSM. If the offer is successful, the acquisition of OPSM is expected to close in the third quarter of 2003. We intend to finance the aggregate purchase price of approximately A$536 million (Euro 312 million as of June 26, 2003) with proceeds from certain credit arrangements available to us from commercial banks. However, there can be no assurance that the transaction will be consummated on the terms or within the time period contemplated or at all.

     Set forth below is certain information regarding our Working Capital (total current assets minus total current liabilities) and Adjusted Working Capital (as defined below) for the last three fiscal years:

                                                             AS OF DECEMBER 31,
                                                    2000            2001            2002
                                                ------------    ------------    ------------
                                                            (THOUSANDS OF EURO)
     Current Assets                                1,102,937       1,427,392       1,140,113
     - Current Liabilities                        (1,141,692)     (2,299,499)       (998,723)
     Working Capital                                 (38,755)       (872,107)        141,390
     Adjustments:
     - Cash and Cash equivalents                     (85,392)       (199,202)       (151,418)
     - Restricted Cash                              (244,994)       (213,507)              0
     - Bank overdrafts                               152,110         411,193         371,729
     - Current portion of long-term debt             580,315       1,339,131         178,335
                                                ------------    ------------    ------------
     Adjusted Working Capital                        363,284         465,508         540,036
                                                ------------    ------------    ------------

     "Adjusted Working Capital" is defined as Working Capital excluding cash, cash equivalents, restricted cash, bank overdrafts and the current portion of long-term debt. Adjusted Working Capital is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. Adjusted Working Capital is presented because management believes that this measure better reflects the short-term cash absorption/generation related to the operating performance of the business, regardless of the long or short term nature of our credit facilities. This non-U.S. GAAP financial measure is not, and should not be considered as, a substitute for financial information presented in accordance with U.S. GAAP, and may differ from similarly titled financial measures used by other companies. A reconciliation of Adjusted Working Capital to Working Capital is included in the table above.

     Cash flows provided by operating activities were Euro 339.6 million, Euro
436.0 million and Euro 440.2 million for the years ended December 31, 2000, 2001 and 2002, respectively. Cash flows from operating activities have consisted primarily of income from operations and depreciation and amortization, partially offset by increases in accounts receivable and the cash outlay in connection with Ray-Ban restructuring expenses previously accrued.

     Cash flows used in investing activities for the years ended December 31, 2000, 2001 and 2002 were Euro 65.3 million, Euro 711.1 million and Euro 190.4 million, respectively, resulting primarily from additions of property, plant and equipment, as well as the acquisition of Sunglass Hut in 2001.

     Cash flows (used in)/from financing activities for December 31, 2000, 2001 and 2002 were Euro (223.1) million, Euro 142.7 million and Euro (274.1) million, respectively, consisting primarily of proceeds from the incurrence of indebtedness in connection with the 1999 acquisition of Ray-Ban and the 2001 acquisition of Sunglass Hut, offset by repayments of debt and dividends.

     We believe that the financial resources available to us will be sufficient to meet our foreseeable working capital and capital expenditure requirements. We do not believe that the relatively moderate rates of inflation which have been experienced in the geographic markets where we compete have had a significant effect on our net sales or profitability. In the past, we have been able to offset cost increases by increasing prices, although we can give no assurance that we will be able to do so in the future.

     On September 25, 2002, we announced that our subsidiary U.S. Holdings had authorized the purchase of up to 11,500,000 of our ADRs (one ADR represents one ordinary share), representing 2.5 percent of the authorized and issued capital of Luxottica Group S.p.A., over the 18 month period commencing on September 25, 2002. On March 20, 2003, we announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the our ADRs, representing 2.2 percent of the authorized and issued share capital of Luxottica Group S.p.A., over the 18 month period commencing on March 20, 2003. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through March 31, 2003, U.S. Holdings had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

     We had no off-balance sheet arrangements with special purpose entities at December 31, 2002.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

     We are party to numerous contractual arrangements consisting of, among other things, royalty agreements with designers, leases for retail store, plant, warehouse and office facilities, as well as certain data processing and automotive equipment, and outstanding borrowings under credit agreements and facilities with financial institutions to finance our operations. These contractual arrangements may contain minimum annual commitments or guarantees. A more complete discussion of the obligations and commitments is included in Notes 8 and 14 of the Consolidated Financial Statements included in this annual report.

The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under noncancellable operating leases, foreign currency forward contracts and minimum payments under noncancellable royalty arrangements as of December 31, 2002.

Thousands of Euro                                                    Payments due by period
------------------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS AND
COMMERCIAL COMMITMENTS                                2003       2004 to 2005   2006 to 2007    After 2007       Total
------------------------------------------------------------------------------------------------------------------------
Long Term Debt and Current Maturities                178,335        836,152          3,146         16,356      1,033,989
------------------------------------------------------------------------------------------------------------------------
Operating Leases                                     145,986        254,200        177,387        118,907        696,480
------------------------------------------------------------------------------------------------------------------------
Foreign Currency Forward Contracts                        --             --             --             --             --
------------------------------------------------------------------------------------------------------------------------
Minimum Royalty Arrangements                          18,441         17,608          2,305             --         38,354
------------------------------------------------------------------------------------------------------------------------
Total                                                342,762      1,107,960        182,838        135,263      1,768,823
------------------------------------------------------------------------------------------------------------------------

     At December 31, 2002, we had available funds under unused short-term lines of credit of approximately Euro 308.1 million.

     During 2002, we spent Euro 173.3 million on capital improvements and replacements. We constructed new corporate headquarters for our Retail Division in Mason, Ohio U.S.A. for approximately U.S. $36.3 million (including land and office furniture) and also purchased and renovated new corporate headquarters in Milan for Euro 42 million.

     Capital expenditures were Euro 173.3 million through December 31, 2002 and Euro 10.4million through March 31, 2003. It is our expectation that 2003 annual capital expenditures will be less than Euro 100 million.

     See Item 18 - "Financial Statements--Notes to Consolidated Financial Statements."

EURO CONVERSION

     As part of the European Economic and Monetary Union (EMU), a single currency, the Euro, has replaced the national currencies of most of the European countries in which we conduct business. The conversion rates between the Euro and the participating nations' currencies have been fixed irrevocably as of January 1, 1999, with the participating nations' currencies removed from circulation between January 1 and February 28, 2002 and replaced by Euro notes and coinage. During the transition period from January 1, 1999 through December 31, 2001, public and private entities, as well as individuals, could pay for goods and services using either checks, drafts or wire transfers denominated in Euros or in the participating country's national currency. Under the regulations governing the transition to a single currency, there was a "no compulsion, no prohibition" rule which stated that no one is obliged to utilize the Euro until the notes and coinage have been introduced on January 1, 2002. As of January 1, 1999, we became Euro "compliant", that is, able to receive Euro denominated payments and able to invoice in Euro as requested by vendors and suppliers, respectively. As of January 1, 2001, we completed the conversion of our financial statement procedures in all affected countries (except Greece). Full conversion of all affected country operations (other than financial statement procedures) to Euro was completed by the time national currencies were removed from circulation. The costs of software and business process conversion were not material.

FORWARD LOOKING STATEMENTS

     Throughout this annual report, including in the discussion set forth above, we have made certain forward looking statements concerning future events. Our future operations and results may be materially affected by a variety of factors, including those referred to in Item 3 - "Key Information--Risk Factors." See also "Forward-Looking Information" appearing in the forepart of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A. as of December 31, 2002, except as otherwise specified:

                                       OFFICER
                                         OR
                                      DIRECTOR
   NAME                     AGE(1)     SINCE(2)    POSITION(3)
   ----                     ------    ---------    -----------
   Leonardo Del Vecchio       67         1961      Chairman of the Board of Directors
   Luigi Francavilla          65         1969      Deputy Chairman
   Claudio Del Vecchio        45         1976      Director
   Roberto Chemello           48         1979      Chief Executive Officer
   Lucio Rondelli             78         1990      Director
   Tancredi Bianchi           74         1990      Director
   Giorgio Armani (4)         68         2000      Director
   Mario Cattaneo (5)         72         2003      Director
   Enrico Cavatorta (6)       41      1999/2003    Chief Financial Officer and Director
   Sabina Grossi (7)          37      1996/2003    Head of Investor Relations and Director
   Kerry Bradley              46         1988      Chief Operating Officer of Retail N.A.
   Enzo Damin                 45         1997      Head of Human Resources
   Jack Dennis                57         1982      C.F.O. and C.A.O. of Retail N.A.
   Andrea Fiabane             40         1998      Executive Vice President, North America
   Andrea Gallina             47         1998      Head of Manufacturing
   Valerio Giacobbi           38         1991      Executive Vice President, North America
   Giuseppe La Boria          44         2001      Head of Sales - Wholesale Division
   Paolo Mollo                39         1993      Head of Production and Logistics
   Claudio Renon              50         1968      Head of Product Development
   Umberto Soccal             52         1988      Chief Information Technology Officer

   (1) Except as otherwise specified, all ages and positions are as of December 31, 2002.

   (2) Reflects period of affiliation with Luxottica Group S.p.A. or any of our predecessors and affiliates.

   (3) Unless otherwise indicated, positions shown are with Luxottica Group S.p.A. or Luxottica S.r.l., our principal operating subsidiary in Italy.

   (4) Mr. Armani was not re-elected as a Director at the Company's annual meeting of shareholders held on June 25, 2003.

   (5) Mr. Cattaneo was elected as a Director at the Company's annual meeting of shareholders held on June 25, 2003.

   (6) Mr. Cavatorta was elected as a Director at the Company's annual meeting of shareholders held on June 25, 2003.

   (7) Ms. Grossi was elected as a Director at the Company's annual meeting of shareholders held on June 25, 2003.

     Messrs. Leonardo Del Vecchio, Luigi Francavilla, Roberto Chemello and Lucio Rondelli are also members of the Executive Committee of the Board of Directors.

     Directors serve for a term of three years and were most recently elected on June 25, 2003. Executive officers serve at the discretion of the Board of Directors. Except for Messrs. Rondelli, Bianchi and Cattaneo, all of the members of the Board of Directors are full-time executives of Luxottica Group S.p.A. or certain of its subsidiaries.

     Pursuant to Italian law, we also maintain a Board of Statutory Auditors composed of three individuals who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we: (i) comply with applicable law and our bylaws; (ii) respect the principles of correct administration; (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems; and (iv) adequately instruct our subsidiaries to transmit to us information relevant to our disclosure obligations. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors, the Executive Committee and the shareholders, they do not vote on matters submitted to such meetings. Currently the members of the Board of Statutory Auditors are Giancarlo Tomasin, Chairman, Mario Medici and Walter Pison.

     LEONARDO DEL VECCHIO, is the founder of our operations and has been Chairman of the Board since Luxottica Group S.p.A. was formed in 1961. Mr. Del Vecchio also serves as Chairman of the Board of several of our subsidiaries. In 1986 the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). Mr. Del Vecchio is currently a member of the Board of Directors of Gianni Versace S.p.A. and Chairman of Beni Stabili S.p.A. In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999 he received a Master "honoris causa" in International Business from MIB- Management School in Trieste and in 2002 he received an honorary degree in Managerial Engineering from the University of Udine.

     LUIGI FRANCAVILLA joined Luxottica Group S.p.A. in 1968 and has been Deputy Chairman since 1981 and a Managing Director of Luxottica S.r.l., our principal operating subsidiary, since 1977. He also serves as a Director of several of our subsidiaries. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In April 2000, he received an honorary degree in Business Administration from Constantinian University.

     CLAUDIO DEL VECCHIO, a son of Leonardo Del Vecchio, joined Luxottica Group S.p.A. in 1978 and has been a Director since 1981. From 1979 to 1982, he managed our Italian and German distribution operations. He also serves as a Director of several of our subsidiaries. Claudio Del Vecchio is Chairman and Chief Executive Officer of Retail Brand Alliance, Inc., the owner of Brooks Brothers Inc. and other clothing apparel companies.

     ROBERTO CHEMELLO joined Luxottica Group S.p.A. in 1979 and has been Chief Executive Officer since 1985. He also serves as Chairman or as a Director of several of our subsidiaries.

Prior to 1985, Mr. Chemello was our Chief Financial Officer. Mr. Chemello graduated with a degree in Business Administration and Economics from the Ca' Foscari University in Venice.

     LUCIO RONDELLI has been a Director since 1990. Mr. Rondelli was the Chairman of UniCredito Italiano S.p.A. until 2001, having held various positions with the bank continuously from 1947. Mr. Rondelli is currently a member of the Board of Directors of RAS S.p.A. and IVECO International N.V. In 1976 he received the honor of Cavaliere di Gran Croce dell'Ordine (Knight of the Great Cross Order) for merit to the Republic of Italy and in 1988 the President of the Republic of Italy conferred on him the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit).

     TANCREDI BIANCHI has been a Director since 1990 and has been Professor of Credit and Banking at the Bocconi University in Milan since 1978. In 1959, he qualified for University teaching and began teaching Banking Technique at the Venice University, as well as the Pisa and Rome Universities. In recent years he joined the Board of Directors of Montedison and until 1989 was a member of the Board of Directors of Credito Bergamasco. Until 1998, Mr. Bianchi was Chairman of the Italian Banking Association. He is currently Chairman of Centrobanca and of Fondo Immobiliare Polis and a member of the Board of Directors of Credito Emiliano.

     GIORGIO ARMANI became a Director in 2000, but was not re-elected as a Director at the Company's annual meeting of shareholders held on June 25, 2003. Mr. Armani is the Chairman of the Board and the sole shareholder of Giorgio Armani S.p.A., founded in Milan in 1975. In 1979, he founded the Giorgio Armani Corporation in the United States. The Giorgio Armani Group is one of the leading fashion and design houses in the world today. It designs, manufactures and sells fashion products under a range of lifestyle brand names, including: Giorgio Armani, Armani Collezioni, Emporio Armani and Armani Jeans. Giorgio Armani's retail network currently comprises approximately 300 stores throughout the world.

     MARIO CATTANEO was elected as a Director at the Company's annual meeting of shareholders held on June 25, 2003. Mr. Cattaneo is professor of Corporate Finance at the Catholic University of Milan. From 1991 to 1999 he was Statutory Auditor of the Bank of Italy. He is a member of the Board of Directors of Eni S.p.A., UniCredito Italiano S.p.A. and Banca Lombarda e Piemontese S.p.A.

     ENRICO CAVATORTA has been Chief Financial Officer since he joined Luxottica Group S.p.A. in 1999 and was elected as a Director at the Company's annual meeting of shareholders held on June 25, 2003. Prior to joining Luxottica Group S.p.A., Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, Director, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration.

     SABINA GROSSI joined Luxottica Group S.p.A. in 1996, is currently Head of Investor Relations and was elected as a Director at the Company's annual meeting of shareholders held on June 25, 2003. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration and Economics.

     KERRY BRADLEY has been Chief Operating Officer of Retail North America since 2002, prior to which he served as Executive Vice President of LensCrafters since June of 1998. Mr. Bradley is responsible for all LensCrafters, Sunglass Hut and EyeMed sales, marketing and operations. Mr. Bradley has held various other senior executive roles since joining LensCrafters in 1988. Mr. Bradley has a Masters degree in Business from the University of Edinburgh, Scotland and a B.S. degree in Business from Auburn University in Alabama.

     ENZO DAMIN has been Head of Human Resources since 1997. Prior to joining Luxottica Group S.p.A., he was a Junior Consultant for Associazione Industriali Bresciana, Human Resources Manager for various divisions of La Rinascente Department Stores Group and for BIC Italy. Mr. Damin graduated with a degree in Law from Parma University.

     JACK DENNIS has been Chief Financial Officer and Chief Administrative Officer of Retail North America since 2001, prior to which time he served as Chief Financial Officer of LensCrafters since 1992 and Chief Administrative Officer since 1999. Prior to 1992, he was Controller of LensCrafters, Vice President of Finance in several divisions of U.S. Shoe, and a Senior Audit Manager with Arthur Andersen & Co. Mr. Dennis graduated with a degree in Accounting from the University of Kentucky.

     ANDREA FIABANE has been Executive Vice President North America since 2001. Prior to assuming his current position, he was Country Manager since 1990 and then Regional Manager. Mr. Fiabane graduated with a degree in Business Administration from the Venice Ca' Foscari University.

     ANDREA GALLINA has been with Luxottica Group S.p.A. since 1998. Before joining Luxottica Group S.p.A., he was the Manufacturing Director of Aprilia, a world leader in motorcycle production. He is currently operating as Head of Manufacturing for our Italian production facilities.

     VALERIO GIACOBBI has been Executive Vice President North America since 2001. Prior to 2001, he was General Affairs Manager of Luxottica Group S.p.A. since 1991. Mr. Giacobbi graduated with a degree in Business Administration and Economics from the Venice Ca' Foscari University.

     GIUSEPPE LA BORIA joined Luxottica Group S.p.A. in 2001 as Head of Sales for the Wholesale Distribution Division. Prior to joining Luxottica Group S.p.A., Mr. La Boria worked in Safilo S.p.A. as Sales Manager for Italy, during which period he was also responsible for all the commercial and marketing aspects of the Diesel Shades launch.

     PAOLO MOLLO joined Luxottica Group S.p.A. in 1990 as a member of our finance department. Mr. Mollo has been Production Planning Manager since 1993 and Logistics

Manager since 2000. Mr. Mollo graduated with a degree in Business Administration and Economics from Venice Ca' Foscari University.

     CLAUDIO RENON has been Head of Product Development since 1990. Before that time, Mr. Renon served in various capacities for Luxottica Group S.p.A. since 1968.

     UMBERTO SOCCAL joined Luxottica Group S.p.A. in 1988 as Chief Information Technology Officer. As we expanded our distribution network, he became responsible for the computer systems of all of our European subsidiaries. Mr. Soccal previously worked as a software programmer and chief of the data processing center for the Provincial Industry Association.

COMPENSATION

     Set forth below is information regarding total cash compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and its subsidiaries during 2002:

                                                                        OTHER         TOTAL CASH
                                                BASE COMPENSATION    COMPENSATION    COMPENSATION
NAME                                                 (EURO)            (EURO)           (EURO)
-------------------------------------------------------------------------------------------------
Leonardo Del Vecchio,                                 130,798           474,494        605,292
CHAIRMAN OF THE BOARD OF DIRECTORS
-------------------------------------------------------------------------------------------------
Luigi Francavilla,                                    130,147           666,205        796,352
DEPUTY CHAIRMAN
-------------------------------------------------------------------------------------------------
Roberto Chemello,                                      85,246           543,487        628,733
CHIEF EXECUTIVE OFFICER
-------------------------------------------------------------------------------------------------
Lucio Rondelli,                                        85,246                --         85,246
DIRECTOR
-------------------------------------------------------------------------------------------------
Tancredi Bianchi,                                      63,121                --         63,121
DIRECTOR
-------------------------------------------------------------------------------------------------
Giorgio Armani,                                        63,121                --         63,121
DIRECTOR
-------------------------------------------------------------------------------------------------
Claudio Del Vecchio,                                   85,246           415,873        501,119
DIRECTOR
-------------------------------------------------------------------------------------------------
Giancarlo Tomasin,                                     59,173                --         59,173
CHAIRMAN OF THE BOARD OF STATUTORY AUDITORS
-------------------------------------------------------------------------------------------------
Mario Medici,                                          45,764             6,324         52,088
MEMBER OF THE BOARD OF STATUTORY AUDITORS
-------------------------------------------------------------------------------------------------
Walter Pison,                                          41,468            43,911         85,379
MEMBER OF THE BOARD OF STATUTORY AUDITORS
-------------------------------------------------------------------------------------------------

     Aggregate compensation paid by us to our senior management (excluding directors) as a group (12 people) was approximately Euro 4.1 million in 2002, of which approximately Euro 0.7 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted in 2002 options to purchase an aggregate of 819,200 of our ordinary shares at an exercise price of U.S. $17.80 or U.S. $16.06 per share, depending on the Plan. These options expire on January 31, 2010 or 2011, depending on the Plan.

EMPLOYEES

     As of December 31, 2002, we employed approximately 34,700 employees worldwide, of whom approximately 25,600 were employed in the United States and 5,700 were employed in Italy. As of such date, 130 employees were in management positions, 8,144 were employed in our manufacturing and wholesale segment and 26,465 were employed in our retail segment. Substantially all of our employees in Italy are covered by collective bargaining agreements. None of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

     Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 5,270 of our employees. This agreement expires in 2004 and provides for average wage increases of 2 percent per year. The agreement for mechanical workers, which covers approximately 240 of our employees, was renegotiated in 2002. On September 30, 2000, we entered into an agreement with the trade unions representing our employees who are covered by the collective bargaining agreement for mechanical workers, which provides economic incentives for employees who agree to join the collective agreement for optical workers. Subsequently to the above agreement, 225 employees, covered by the agreement for mechanical workers, agreed to join the optical workers as of January 2003.

     In addition to the national collective bargaining agreement for workers, we typically enter into separate, local contracts with labor unions representing our employees. On December 2002, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. This new agreement, covers approximately 5,270 employees and provides for a variable wage related to our financial results, instead of an increasing wage base. Moreover, considering the high number of women employed by us, we have decided to increase the number of part-time positions. We have also recently established a regular long-term training program which is aimed at a large number of employees. Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory separation payments based on their compensation levels and length of employment. As of December 31, 2002, we had reserved Euro 48.9 million for such separation payments in our consolidated financial statements.

SHARE OWNERSHIP

     Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of June 25, 2003, by each of our directors and executive officers who own in excess of 1 percent of our outstanding ordinary shares.

                                                         SHARES OWNED AT        PERCENTAGE
SHAREHOLDER                 ISSUER                       JUNE 25, 2003          OWNERSHIP
------------------------------------------------------------------------------------------
Leonardo Del Vecchio        Luxottica Group S.p.A.        314,464,552(1)         70.21%
------------------------------------------------------------------------------------------
Giorgio Armani              Luxottica Group S.p.A.         22,724,000(2)          5.07%
------------------------------------------------------------------------------------------

(1) Includes 78,839,690 shares held of record by Delfin S.r.l., 65,214,862 shares held of record by La Leonardo Finanziaria S.r.l., and 170,410,000 shares held of record by Leoinvest Luxembourg Sarl. Delfin S.r.l., La Leonardo Finanziaria S.r.l. and Leoinvest Luxembourg Sarl are entities established and controlled by Mr. Del Vecchio, and Mr. Del Vecchio holds voting and investment power over the shares held by such entities.
(2) Includes 13,514,000 ordinary shares represented by ADRs and 200,000 ordinary shares held by Giorgio Armani S.p.A.

     Except as otherwise indicated above, each of our directors and our executive officers owns less than 1 percent of our outstanding ordinary shares.

     In March of 1998, we adopted an employee stock option plan providing for the issuance of options covering up to 12,250,000 ordinary shares of nominal value Euro .06 each. As a result of the change in the par value of our ordinary shares from Lire to Euro, which was approved by our shareholders at the annual meeting held on June 26, 2001, the number of ordinary shares available for issuance under the plan was reduced to 10,798,642. Our Board of Directors administers the stock option plan. The purpose of the plan is to provide additional incentives to our key employees. Grants under the stock option plan may be of non-qualified options and/or incentive stock options. Under the plan, the Board of Directors may not grant an option for a term of more than 9 years from the date of grant, or for a term that expires after March 31, 2011. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as the higher of (i) the closing market price of our ADRs on the business day immediately preceding the date of the grant, and (ii) the average of the closing market prices for each business day during the 30 day period ending on the date of the grant. Options granted under the plan generally become exercisable in three equal installments beginning one year after the date of grant and expire nine years after the date of grant.

     In September 2001, we adopted an additional employee stock option plan providing for the issuance of options covering up to 11,000,000 ordinary shares of nominal value Euro .06 each. The purpose and administration of the 2001 stock option plan is similar to the 1998 stock option plan, with the only significant difference being that the latest option termination date is March 31, 2017.

     As of December 31, 2002, there had been six separate grants under the option plans described above, detailed as follows:

                                          1998           1999           2000          2001            2002           2002
                                          GRANT          GRANT          GRANT         GRANT           GRANT       INCENTIVE
-----------------------------------------------------------------------------------------------------------------------------
NUMBER OF ORDINARY SHARES               3,380,400      3,679,200      2,142,200      2,079,300      1,170,000      2,241,300
UNDERLYING OPTIONS GRANTED(1)
-----------------------------------------------------------------------------------------------------------------------------
Exercise Price(1)                       Euro 7.38      Euro 4.38      Euro 9.52    U.S. $15.20    U.S. $16.06    U.S. $17.80
-----------------------------------------------------------------------------------------------------------------------------
Expiration Date                        January 31,      January       January         January      January 31,    January 31,
                                          2007         31, 2008       31, 2009       31, 2010         2010           2011
-----------------------------------------------------------------------------------------------------------------------------
Options held by officers(1)(2)            118,800        167,200        232,600        214,200        590,000        229,200
-----------------------------------------------------------------------------------------------------------------------------

(1)  As restated to reflect the June 2000 two-for-one stock split.

(2)  As restated to reflect changes among our officers during 2000 and 2002.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth, as of June 25, 2003, the beneficial ownership of ordinary shares by (1) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own more than 5 percent of the outstanding ordinary shares (including ordinary shares represented by ADSs); and (2) all directors and executive officers as a group.

Identity of                                     Amount of            Percent of
Person or Group                                Shares Owned            Class
---------------                                ------------          ----------
Leonardo Del Vecchio                          314,464,552(1)           70.21%
Giorgio Armani                                 22,724,000(2)            5.07%
Directors and Executive Officers
as a Group                                    345,272,902(3)           77.09%

----------
(1) Includes ordinary shares held by entities controlled by Mr. Del Vecchio and ordinary shares represented by ADSs over which Mr. Del Vecchio controls the power to vote. See Item 6 - "Directors, Senior Management and Employees--Share Ownership."
(2) Includes ordinary shares represented by ADSs owned by Mr. Armani and ordinary shares held by Giorgio Armani S.p.A.
(3) Includes ordinary shares represented by ADSs owned by directors and members of senior management.

     The ordinary shares held by Mr. Del Vecchio, Mr. Armani and our other directors and executive officers have the same voting rights as the shares held by other shareholders.

     Mr. Del Vecchio beneficially owns approximately 70.21 percent of our outstanding ordinary shares (including any shares represented by ADSs) and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

     To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

RELATED PARTY TRANSACTIONS

     PURCHASE OF NEW CORPORATE HEADQUARTERS

          In January 2002, we acquired a building located in Milan, Italy, for a total purchase price of Euro 28 million, including the expenses for renovation, from "Partimmo S.a.S.", an entity affiliated with Leonardo Del Vecchio, our Chairman. We believe that the purchase price of the building represented its market value as of the acquisition date. The building is being used as our new corporate headquarters. Subsequent to the purchase, we invested additional Euro 14 million to complete the building renovation. In connection with the purchase of the building, we entered into an agreement with our Chairman who has leased for Euro 0.5 million annually a portion of this building. The lease expires in 2010.

   RETAIL BRAND ALLIANCE, INC.

     Certain expenses of approximately Euro 5.84 million for 1999 and Euro 5.49 million for 2000 were due to Retail Brand Alliance, Inc. (formerly known as Casual Corner Group, Inc.) ("RBA"), for costs that RBA paid on our behalf. RBA is controlled by Claudio Del Vecchio, a director of Luxottica Group S.p.A. and a son of Leonardo Del Vecchio, our Chairman. The outstanding balance at December 31, 2000 was settled during 2001.

     We have manufactured and distributed prescription frames and sunglasses under the designer name BROOKS BROTHERS under license agreements since 1993. In 2001, RBA purchased Brooks Brothers, Inc., and we subsequently entered into a royalty and distribution agreement with RBA for the use of the BROOKS BROTHERS designer name. The BROOKS BROTHERS designer line accounted for approximately 1.9 percent of our total net sales in 2002 and approximately 1.7 percent of our net sales in our manufacturing and wholesale distribution segment. During the year ended December 31, 2002, we paid approximately Euro 1.4 million in royalties to RBA.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENTS

     See Item 18 - "Financial Statements."

LEGAL PROCEEDINGS

     We and certain of our subsidiaries were named as defendants in an action filed in the U.S. District Court for the Central District of California for patent infringement and related claims originally commenced by Oakley, Inc. ("Oakley") in 1998 against Bausch & Lomb Incorporated and certain of its subsidiaries for alleged infringement of certain patents owned by Oakley. We and certain of our subsidiaries were named as defendants because, in connection with our acquisition of the Ray-Ban business in 1999, Luxottica Group S.p.A. assumed certain of Bausch & Lomb's liabilities, including the potential liability for the alleged patent infringement. In

November 2001, Oakley filed a second action in the same court naming Luxottica Group S.p.A. and certain of its subsidiaries as defendants, alleging that the defendants purportedly misappropriated what Oakley claimed are certain of its trade dress, allegedly consisting of sunglasses that feature coordinated colored lenses, frames and ear stems. The complaint also asserted that two colors of lens coatings used in manufacturing by us and our subsidiaries infringe on an Oakley patent that is also involved in the first action. In November 2001, the Court granted a preliminary injunction that prohibits the defendants from offering, selling and importing sunglasses featuring the lenses having the coating. In December 2002, the defendants filed an answer and counterclaims, denying the allegations in Oakley's complaint in all material respects. In April 2003, the parties entered into a settlement agreement, pursuant to which both cases and the counterclaims described above were dismissed and the preliminary injunction described above was dissolved.

     In November 1999, Lantis Eyewear, Inc. ("Lantis"), a former distributor of Bausch & Lomb, filed a complaint against Luxottica Group S.p.A. and one of its subsidiaries claiming that, in terminating their distribution agreement with Lantis, they allegedly breached the agreement. In December 2002, the parties entered into a mutual release and settlement agreement and the case was dismissed with prejudice. This settlement did not have a material impact on our 2002 results of operations and financial condition.

     In May 2001, certain former stockholders of Sunglass Hut International, Inc. commenced an action in the U.S. District Court for the Eastern District of New York against Luxottica Group S.p.A., its acquisition subsidiary formed to acquire Sunglass Hut International and certain other defendants, on behalf of a purported class of former Sunglass Hut International stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities, laws and rules thereunder, including Rule 14d-10 under the Securities Exchange Act of 1934, in connection with the acquisition of Sunglass Hut International in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement prior to the commencement of the tender offer, with the former chairman of Sunglass Hut International, which purportedly involved paying consideration to such person for his Sunglass Hut International shares and his support of the tender offer that was higher than that paid to Sunglass Hut International's stockholders in the tender offer. The plaintiffs are seeking, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates. We and the other defendants have filed a motion to dismiss the complaint in its entirety, and such motion is pending. We intend to defend against such claims vigorously and believes that its defenses are meritorious, but can provide no assurance as to the outcome of the case.

     In March 2002, an individual plaintiff commenced an action in the California Superior Court for the County of San Francisco against LensCrafters, our subsidiary that operates as a licensed California vision health care service plan, certain of our other subsidiaries and Luxottica Group S.p.A., alleging that the relationships between those companies violate certain California statutes governing optometrists and opticians and constitute unlawful or unfair business practices. The plaintiffs named in the second amended complaint seek certification of the case as a class action, and remedies including an injunction against the allegedly unlawful practices, disgorgement and restitution of allegedly unjustly obtained sums, and unspecified compensatory and punitive damages. The defendants intend to defend against such claims vigorously.

     In May 2002, an individual plaintiff and Consumer Cause, Inc. commenced an action in the California Superior Court for Los Angeles County purporting to be a representative action against LensCrafters and our subsidiary that operates as a licensed California vision health care service plan. The complaint alleged that fees are illegally charged for dilation services provided by the subsidiary's optometrists and that LensCrafters and the subsidiary have engaged in unlawful or unfair business practices. Plaintiffs sought injunctive and unspecified restitutionary relief. This action was dismissed with prejudice on November 7, 2002.

     In late 2002, we were informed that the Attorney General of the State of New York is conducting an investigation into our pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. We intend to fully cooperate with this investigation by providing documents and other information to the New York Attorney General. Although we do not believe that we have violated any applicable antitrust laws, we are unable at this time to predict the outcome or timing of this investigation.

     In addition to the foregoing, Luxottica Group S.p.A. and its subsidiaries are, and in the future may become, defendants in various lawsuits arising in the ordinary course of business. It is the opinion of management that the outcome of existing claims against Luxottica Group S.p.A. and its subsidiaries will not have a material adverse effect on our consolidated financial position or results of operations. However, the outcome of litigation is inherently uncertain, and no assurances can be given that Luxottica Group S.p.A. and its subsidiaries will not be subject to material claims, judgments or proceedings in the future. See
Item 3 - "Key Information--Risk Factors--Our business could be adversely affected by legal proceedings to which we are, or may become, a party."

DIVIDEND DISTRIBUTIONS

     See Item 3 - "Key Information--Dividends" and Item 10 - "Additional Information."

SIGNIFICANT CHANGES

     Except as otherwise indicated above, no significant changes have occurred since the date of our annual financial statements included in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

     Our ordinary shares were approved for trading on the Italian Stock Exchange on December 4, 2000. Our ADSs were admitted for trading on the New York Stock Exchange on January 24, 1990. Our ADSs are evidenced by ADRs issuable by The Bank of New York, as depositary, pursuant to a Deposit Agreement.

     The table below sets forth the quarterly high and low closing prices of the ADSs on the New York Stock Exchange during 2001 and 2002:

                                        HIGH (U.S. $)       LOW (U.S. $)
          --------------------------------------------------------------
          2002
          --------------------------------------------------------------
          First Quarter                     19.82               15.90
          --------------------------------------------------------------
          Second Quarter                    20.85               17.85
          --------------------------------------------------------------
          Third Quarter                     18.70               11.82
          --------------------------------------------------------------
          Fourth Quarter                    15.51               12.00
          --------------------------------------------------------------
          2001
          --------------------------------------------------------------
          First Quarter                     16.09               13.13
          --------------------------------------------------------------
          Second Quarter                    16.00               13.25
          --------------------------------------------------------------
          Third Quarter                     17.99               12.15
          --------------------------------------------------------------
          Fourth Quarter                    17.21               13.45
          --------------------------------------------------------------

     The table below sets forth the annual high and low closing prices of the ADSs on the New York Stock Exchange during the five most recently completed calendar years (all amounts are adjusted to reflect the two-for-one stock split which occurred in 2000 and the five-for-one stock split which occurred in 1998):

                    YEAR          HIGH (U.S. $)      LOW (U.S. $)
                 ------------------------------------------------
                    2002             20.85             11.82
                 ------------------------------------------------
                    2001             17.99             12.15
                 ------------------------------------------------
                    2000             17.00              7.97
                 ------------------------------------------------
                    1999             10.31              5.00
                 ------------------------------------------------
                    1998              9.49              3.88
                 ------------------------------------------------

     The table below sets forth the high and low closing prices of the ADSs on the New York Stock Exchange and ordinary shares on the Italian Stock Exchange for the most recent six months:

                                       ADSs ON              ORDINARY SHARES
                                    THE NEW YORK             ON THE ITALIAN
                                   STOCK EXCHANGE            STOCK EXCHANGE
                                    (IN U.S. $)                 (IN EURO)
     ---------------------------------------------------------------------------
       YEAR         MONTH         HIGH          LOW         HIGH         LOW
     ---------------------------------------------------------------------------
       2002       December          13.65        12.63        13.42        12.51
     ---------------------------------------------------------------------------
       2003       January           14.05        11.88        13.48        10.99
     ---------------------------------------------------------------------------
       2003       February          12.07        11.20        12.26        10.46
     ---------------------------------------------------------------------------
       2003       March             11.40        10.23        10.86         9.25
     ---------------------------------------------------------------------------
       2003       April             11.28        10.69        10.55         9.85
     ---------------------------------------------------------------------------
       2003       May               12.73        11.30        11.27        10.04
     ---------------------------------------------------------------------------

     The high and low closing prices of the ADSs on the New York Stock Exchange for the first quarter of 2003 were U.S. $ 14.05 and U.S. $10.23, respectively. The high and low closing prices of the ordinary shares on the Italian Stock Exchange for the first quarter of 2003 were Euro 13.48 and Euro 9.25, respectively.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     COMPANY OBJECTIVES

     Our Articles of Association provide that Luxottica Group S.p.A.'s principal objectives are, among other things, (i) the ownership and management in other companies or entities both in Italy and abroad, (ii) financing and managerial coordination of the owned companies and entities and (iii) providing credit support for our subsidiaries. These objectives are set out in full in Article 3 of our Articles of Association. The discussion of our Articles of Association contained in this Item 10 is not complete and should be read in conjunction with the Articles of Association. Our Articles of Association contain, among other things, provisions to the following effect:

     DIRECTORS

     Other than as provided below, a director may not vote in respect of any arrangement in which he has a material interest other than by virtue of his interest in the ordinary shares of Luxottica Group S.p.A. Compensation of the directors is determined by our Board of Directors and approved by the ordinary shareholders at the annual meeting of shareholders.

     Directors are not required to hold ordinary shares of Luxottica Group S.p.A. as a qualification for office.

RIGHTS ATTACHING TO ORDINARY SHARES

     DIVIDENDS

     We are required to pay an annual dividend on the ordinary shares if approved by a majority of shareholders at the annual general meeting that must be held by April 30 or, under certain circumstances, June 30 of each year. Before dividends may be paid with respect to the results of any year, an amount equal to 5 percent of our net income for such year must be set aside to the legal reserve until the reserve, including amounts set aside during prior years, is at least equal to one-fifth of the nominal value of our issued share capital. See Item 3 - "Key Information--Dividends."

     Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and shareholders may determine. Dividends are usually paid in accordance with the dates set annually by Borsa Italiana S.p.A. Dividends which are not collected within five years of the date on which they become payable are forfeited. Dividends are paid to those persons who hold the ordinary shares through an intermediary on a dividend payment date declared at the shareholders' meeting. The intermediary, upon request by the shareholder, issues a certified statement of account allowing the shareholder to collect the dividends.

     If dividends are not distributed and an appropriate reserve is created, the shareholders can adopt a resolution, at an extraordinary meeting, to convert such reserve into capital. In this case, the shares resulting from the increase are attributable to the shareholders in proportion to their ownership before the increase.

     NOTIFICATION OF THE ACQUISITION OF SHARES AND VOTING RIGHTS

     Pursuant to Italian securities laws, including the Unified Financial Act and CONSOB implementing regulations thereof, the most recent being CONSOB Regulation No. 11971 dated May 14, 1999 and subsequent amendments ("CONSOB Regulation 11971/99"), any person acquiring any interest in excess of 2 percent in the voting shares of a listed company, must give notice to CONSOB (the Italian securities regulatory authority) and the company whose shares are acquired. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

     In addition, any person whose aggregate shareholding in a listed company exceeds or falls below 2 percent, 5 percent, 7.5 percent, 10 percent and successive percentage multiples of 5, respectively, of the listed company's voting share capital, is obligated to notify CONSOB and the listed company whose shares are acquired or disposed. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting right of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5 percent, 10 percent, 25 percent, 50 percent and 75 percent, shares which: (i) a person may, directly or indirectly, acquire or sell; and (ii) a person may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days, should also be taken into account. The notification obligation is to be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or disposes of shares which causes his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification should be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.

     Cross ownership between listed companies may not exceed 2 percent of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed 2 percent of the voting shares of the listed company and 10 percent of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The 2 percent limit for cross ownership is increased to 5 percent on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders' meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2 percent of a listed company's share capital, such listed company or the party which controls the listed company may not purchase an interest above 2 percent in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the later party to exceed the limit, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any shareholders' resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60 percent of the company's shares.

     The validity of any agreement which governs the voting rights of the shares of a listed company or of its parent company is conditioned on the notification of such agreement to CONSOB, the publication of a summary of such agreement in the press and the filing of the agreement with the Register of Enterprises, in each case, within 5 days, 10 days and 15 days, respectively, of the agreement's stipulation. Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised.

     The agreements subject to the above include those which: (i) regulate the exercise of, or prior consultation for the exercise of voting rights in, a listed company or its controlling company; (ii) contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe for shares; (iii) provide for the purchase of shares or securities mentioned in
(ii); or (iv) have as their object or effect the exercise (including joint exercise) of a dominant influence over the company.

     Any agreement of the nature described above can have a legal maximum term of three years (and may be renewed for an additional three-year term at its expiration), and if executed for an unlimited term shall otherwise expire three years after its execution. Any such agreement executed for an unlimited term can be terminated by a party upon six months' prior notice. In the case of a public tender offer, shareholders who intend to participate in the tender offer may withdraw from the agreement without notice. CONSOB Regulation 11971/99 contains provisions which govern the method and content of the notification and publication of the agreements as well as any subsequent amendments thereto.

     GENERAL MEETINGS

     Meetings of the shareholders may be held at our executive offices in Italy, in any country in the European Union and in the U.S., following publication of notice of the meeting including the agenda in the "Gazzetta Ufficiale" at least 30 days before the date fixed for the meeting. The Bank of New York will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a shareholders' meeting received by The Bank of New York. See "--Documents on Display."

     Meetings of shareholders may be either ordinary meetings or extraordinary meetings. Shareholders meetings may be called by the Board of Directors or the Board of Statutory Auditors. In the case of a listed company in Italy, Decree n. 58/98 provides that shareholders meetings must be convened upon the request of holders of 10 percent of the issued and outstanding share capital within 30 days following receipt of such a request, provided that the request contains a summary of the matters to be discussed. The Board of Directors may, however, resolve not to convene a meeting if the interest of Luxottica so requires. In this case, the Court of Milan, on appeal by the shareholders who have asked for such meeting, can order by decree, after having conferred with the Board of Directors and the Board of Statutory Auditors, that such meeting be convened.

     Holders of ordinary shares are entitled to attend and vote at ordinary and extraordinary shareholders' meetings. Each holder is entitled to cast one vote for each ordinary share held. Votes may be cast personally or by proxy, in accordance with applicable Italian regulation. However, the voting rights of ordinary shares held in breach of applicable law may in some cases not be exercised.

     Ordinary shareholders' meetings must be convened at least once a year to approve the annual financial statements of Luxottica Group S.p.A., which meeting must be convened within four months (or, under certain circumstances, six months) after the end of the financial year to which such financial statements relate. At ordinary shareholders' meetings, shareholders resolve upon dividend distribution, if any, appoint the Directors, Statutory Auditors and external auditors, determine their remuneration and vote on business matters submitted by the Directors.

     The quorum required, in person or by proxy, for an ordinary meeting, upon first notice is at least 50 percent of the total number of issued and outstanding ordinary shares, while on second call there is no quorum requirement. Resolutions at ordinary meetings may be adopted, in first and second calls, by a simple majority of ordinary shares represented at such meeting.

     Extraordinary meetings of shareholders may be called to vote upon, among other things, proposed amendments to the by-laws, capital increases, mergers, spin-offs, issuance of debentures, appointment of receivers and similar extraordinary actions. Pursuant to Decree n. 58/98, extraordinary shareholders meetings shall be properly convened when, in the case of the first meeting, shareholders representing more than one half of our share capital are present at the meeting, and in the case of the second and third meetings, shareholders representing, respectively, more than one-third and one-fifth of our share capital are present at the meeting. Resolutions are adopted on first, second and third calls of extraordinary shareholders meetings with the affirmative vote of holders of at least two thirds of the shares represented at the meeting.

     The meeting notice period of 30 days is reduced to, respectively, 20 days with respect to meetings convened at the request of minority shareholders and meetings convened to resolve upon Luxottica Group S.p.A.'s dissolution, and 15 days for meetings convened pending a public tender offer launched with respect to our ordinary shares. The notice may specify a date for a second meeting in the event that a quorum is not obtained at the first meeting. Notice of any meeting on third notice, which must be held within 30 days from the previously adjourned meeting, must be published at least eight days prior to the date of the meeting. In addition, a meeting will be deemed duly convened if shareholders representing 100 percent of Luxottica

Group S.p.A.'s share capital, together with all members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting.

     To attend any shareholders' meeting, a holder of ordinary shares must, at least five days prior to the date fixed for the meeting, deposit a certified statement of account which evidences its ownership of the ordinary shares at our offices or with such agent banks as may be specified in the notice of meeting in exchange for an admission ticket and proxy form for the meeting. Such statements may be obtained by beneficial owners of the ordinary shares through the intermediaries associated with Monte Titoli (or such authorized centralized securities custody and administration system with which their accounts are held). Alternatively, beneficial owners may instruct the relevant intermediary to procure the admission tickets and proxy forms.

     Shareholders may appoint proxies by completing the form attached to the admission ticket. Directors, Statutory Auditors, external auditors or our employees as well as of companies controlled by us may not vote as proxies for shareholders and any one proxy cannot represent more than 100 shareholders of Luxottica Group S.p.A.

     Proxy solicitation is possible. Pursuant to Decree n. 58/98, proxies may be solicited by an intermediary (for example, banks or investment firms) on behalf of a qualified soliciting stakeholder (generally, one or more shareholders who own, and have owned for more than six months, at least 1 percent (or such lesser percentage determined by CONSOB) of our voting capital and who has been registered in our shareholders register as a holder of such shares for at least six months).

     Proxies may be collected by a shareholders association provided that such association has been formed by certified private agreement, does not carry out business activities and is made up of at least 50 individuals each of whom owns no more than 0.1 percent of our voting capital. Members of the shareholders' association may, but are not obliged to, grant proxies to the legal representative of the association and proxies may be granted in respect of only certain of the matters to be discussed at the relevant shareholders' meeting. The association may vote in different ways in compliance with the instructions expressed by each member who has granted a proxy to the association. CONSOB has established by implementing regulations provisions which govern the transparency and the proper performance of the solicitation and collection of proxies.

     Our by-laws do not contain any limitations on the voting rights in respect of ordinary shares held by any shareholder. Resolutions adopted at a shareholders meeting are binding on all shareholders. However, each absent or dissenting shareholder (as well as any Director or Statutory Auditor) has the right, under Italian law, to ask a court to annul resolutions taken in violation of applicable laws or the by-laws. In addition, in a limited number of cases (including the merger of a listed company with, and its incorporation into, an unlisted company) applicable law grants dissenting and absent shareholders the right to obtain the redemption of their shares by the issuer at the average market price of the shares during the previous six month period. A redemption can be effected either by utilizing the available reserves of the issuer (in which case the shares may be held and registered in the name of the issuer) or alternatively by a reduction of share capital of the issuer.

     PREEMPTIVE RIGHTS

     Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such preemptive rights are waived or limited by a shareholders' resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares and such waiver or limitation is in the interest of Luxottica Group S.p.A. It is likely that the preemptive rights generally available to holders of ordinary shares may not be fully available to holders of ADRs. See "--Description of American Depositary Receipts--Share Dividends and Other Distributions."

     Pursuant to Decree n. 58/98, in the event that: (i) the newly issued shares are offered for subscription to our employees or employees of our subsidiaries; and (ii) the new shares to be issued by us for subscription by the aforementioned parties do not exceed 1 percent of our share capital, the resolution excluding preemptive rights is to be approved by shareholders representing the majority required for extraordinary meetings. If the aforementioned conditions are not satisfied, the resolution excluding the preemptive rights must be approved by shareholders representing more than 50 percent of our share capital, even if the resolution is taken at a meeting held on second or third notice.

     PREFERENTIAL SHARES

     Under Italian law, a company such as ours may issue shares which have a preference over ordinary shares with respect to the distribution of dividends or surplus assets. At present, we have no such preferential shares outstanding and any issuance of such shares would be subject to approval by a majority of shareholders.

     RIGHTS ON LIQUIDATION

     On a liquidation or winding-up of the company, subject to the preferential rights of holders of any outstanding preferential shares, holders of ordinary shares will be entitled to participate in any surplus assets remaining after payment of the creditors. Shares rank PARI PASSU among themselves in liquidation.

     PURCHASE OF SHARES BY LUXOTTICA GROUP S.p.A.

     We may purchase up to 10 percent of our ordinary shares, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by shareholders. Shares may only be purchased out of profits available for dividends or out of distributable reserves in each case as appearing in the latest shareholder-approved unconsolidated financial statements. Further, we may only repurchase fully paid shares. As long as such shares are owned by us, they would not be entitled to dividends nor to subscribe for new ordinary shares in the case of capital increases, and their voting rights would be suspended. A corresponding reserve must be created in our balance sheet which is not available for distribution.

     Decree n. 58/98 provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiary must take place by way of a public offer or on the market in a manner agreed with Borsa Italiana S.p.A. which must ensure the equality of treatment among shareholders, subject to certain limitations. The foregoing does not apply to shares being purchased by a listed company from its employees or employees of its parent company or subsidiaries.

     MINORITY SHAREHOLDERS RIGHTS

     Each absent or dissenting shareholder may, within three months, ask a court to annul shareholders resolutions taken in violation of applicable laws or of our by-laws. Each shareholder may bring to the attention of the Board of Statutory Auditors facts or acts which are deemed wrongful. Pursuant to Decree
n. 58/98, if such shareholders represent more than 2 percent of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the shareholders meeting.

     Shareholders representing more than 5 percent of our share capital have the right to report major irregularities to the relevant court. In addition, shareholders representing at least 5 percent of our share capital who have been registered as shareholders for at least six months may initiate a liability suit against the Directors, Statutory Auditors and general managers of Luxottica Group S.p.A. We may waive or settle the suit only if less than 5 percent of the shareholders vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award such costs against the relevant Directors, Statutory Auditors or general managers, or (ii) such costs cannot be recovered from such Directors, Statutory Auditors or general managers. In compliance with decree n. 58/98, our by-laws give minority shareholders the right to appoint one Statutory Auditor and one Alternate Auditor to the Board of Statutory Auditors. See Item 6 - "Directors, Senior Management and Employees--Directors and Senior Management."

     ITALIAN TENDER OFFER RULES

     Under Decree n. 58/98, a public tender offer is required to be made by any person that through share purchases holds more than 30 percent of the voting stock of an Italian listed company. The public tender offer must cover the whole voting stock of the company. Similarly, under CONSOB rules, a public tender for the entire voting stock of a listed company must be made by any person who currently owns more than 30 percent of the voting stock of a company (but does not exercise majority voting rights at an ordinary shareholders' meeting) and purchases or acquires through the exercise of subscription or conversion rights during a 12 month period more than 3 percent of the ordinary capital. The offer must be launched within 30 days from the date on which the relevant threshold was exceeded, and must be made at a price not lower than the average of the weighted average of the market price for the shares in the previous 12 months, and the highest price paid for the shares by the offeror during the same period.

     CONSOB regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others: (i) when another person or persons jointly control the company;
(ii) when a party exceeds the threshold as a result of shares transferred to it by a related party; and (iii) when the threshold is exceeded by a party following the exercise of pre-emption or conversion rights to which such party was entitled. Article 107 of the Testo Unico provides, however, that the acquisition of an interest above 30 percent of the voting stock of a company does not trigger the obligation to launch a 100 percent tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60 percent or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by the majority of the shareholders of the company (excluding for the purpose of calculating such majority, the offeror or any shareholder that holds an absolute or relative majority shareholding exceeding 10 percent as well as the offeror's subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a shareholders' agreement (together, "persons or entities acting in concert with the offeror")), (ii) if the offeror (including the persons or entities acting in concert with the offeror) has not acquired more than 1 percent of the voting stock of the company in the preceding 12 months and during the offer period and (iii) upon receipt of satisfactory evidence that the terms of (i) and (ii) have complied with CONSOB rules that a mandatory bid need not be made. However, after the offer has been completed the offeror nevertheless becomes subject to the duty to launch an offer for 100 percent of the voting stock, if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than 1 percent of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90 percent or more of the voting stock of a company must launch an offer for the remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of four months. Any person who, following a tender offer for 100 percent of the voting stock holds more than 98 percent of such voting stock, is entitled to acquire the residual shareholding during a period of four months upon conclusion of the tender offer, if it has declared in the offering documentation its intention to make such acquisition. Shares held in breach of these rules cannot be voted and must be sold within 12 months.

     DERIVATIVE SUITS

     Under Italian law, action against members of the Board of Directors, members of the Statutory Auditors and General Managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of shareholders. In respect of listed companies, the Testo Unico provides for a new form of shareholders' action against members of a board of directors, which may be brought by holders of at least 5 percent of the outstanding shares who have been registered in the shareholders' register for at least six months. We are allowed to not commence, or to settle, the suit provided that shareholders representing at least 5 percent of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award these costs as part of the judgment against the relevant Directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such Directors, Statutory Auditors or general managers. In addition, Italian law permits a shareholder acting alone to bring an action against members of a board or directors in the event that such shareholder has suffered damages directly related to negligence or willful misconduct.

     NO LIMITATION OF OWNERSHIP

     Neither Italian law nor any of our constituent documents impose any limitations on the right of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares or the ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

     The following is a summary of certain provisions of the Deposit Agreement, dated as of January 22, 1990, as amended and restated as of July 9, 1992 and as further amended and restated as of March 27, 1998, June 23, 2000 and July 16, 2001, respectively, among The Bank of New York, as depositary, the holders from time to time of ADRs issued thereunder and us. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this annual report. For more complete information, the entire agreement should be read. Copies of the Deposit Agreement are available for inspection at the principal corporate trust office of The Bank of New York at 101 Barclay Street, New York, New York 10286.

     ADRs are issued by The Bank of New York. Each ADR evidences an ownership interest in a number of American Depositary Shares, each of which represents one ordinary share which we will deposit with UniCredito Italiano, as custodian under the Deposit Agreement. Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286, and its principal executive office is located at One Wall Street, New York, New York 10286.

     SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

     The Bank of New York has agreed to pay to ADR holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses.

     CASH

     The Bank of New York converts any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If it is not possible for The Bank of New York to convert foreign currency in whole or in part into U.S. dollars, or if any approval or license of any government is needed and cannot be obtained, The Bank of New York may distribute the foreign currency to, or in its discretion may hold the foreign currency uninvested and without liability for interest for the accounts of, ADR holders entitled to receive the same.

     SHARES

     The Bank of New York will, unless otherwise requested by us, distribute new ADRs representing any shares we may distribute as a dividend or free distribution. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with dividends or distributions of cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the additional deposited shares.

     RIGHTS TO RECEIVE ADDITIONAL SHARES

     If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York may make these rights available to ADR holders. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, or if The Bank of New York determines in its reasonable discretion that it is not lawful and feasible to make such rights available to all or certain owners, The Bank of New York may sell the rights and allocate the net proceeds to holders' accounts. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, ADR holders will receive no value for them.

     If The Bank of New York makes rights available to ADR holders, upon instruction from such holders it will exercise the rights and purchase the shares on behalf of the ADR holders.

     DEPOSIT, WITHDRAWAL AND CANCELLATION

     ADRs may be turned in at the Corporate Trust Office of The Bank of New York. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the deposited securities underlying the ADRs at the office of the custodian, except that The Bank of New York may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADRs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by The Bank of New York. Alternatively, at the request, risk and expense of the applicable ADR holder, The Bank of New York will deliver the deposited securities at its Corporate Trust Office.

     VOTING RIGHTS

     ADR holders may instruct The Bank of New York to vote the shares underlying ADRs but only if we ask The Bank of New York to ask for such instructions. Otherwise, ADR holders will not be able to exercise their right to vote unless such holders withdraw the ordinary shares underlying the ADRs. However, an ADR holder may not know about a meeting at which such holder may be entitled to vote enough in advance to withdraw the shares.

     If we ask for instructions of an ADR holder, The Bank of New York will notify the ADR holder of the upcoming vote and arrange to deliver voting materials. The materials will (1) describe the matters to be voted on and (2) explain how ADR holders, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying the ADRs as directed. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Italian law and the provisions of our articles of association, to vote or to have its agents vote the shares or other deposited securities as instructed by the ADR holder. The Bank of New York will only vote or attempt to vote as instructed by the ADR holder and will not vote any of such holder's shares or other deposited securities except in accordance with such instructions.

     The Bank of New York shall fix a record date whenever:

          -    any cash dividend or distribution shall become payable;

          -    any distribution other than cash shall be made;

          -    rights shall be issued with respect to the deposited securities;

          - The Bank of New York, for any reason, causes a change in the number of ordinary shares that are represented by each ADS; or

          - The Bank of New York receives notice of any meeting of holders of ordinary shares or other deposited securities.

     The purpose of fixing a record date is to determine which ADR holders are:

          -    entitled to receive such dividend, distribution or rights;

          - entitled to receive the net proceeds from the sale of such dividend, distribution or rights; and

          - entitled to give instructions for the exercise of voting rights at any such meeting.

MATERIAL CONTRACTS

     The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since January 1, 2002 and, as of the date of this annual report, contain provisions under which Luxottica Group S.p.A. or one or more of its subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the Securities and Exchange Commission as an exhibit to this annual report.

     CREDIT AGREEMENTS

     CREDIT AGREEMENT, DATED AS OF DECEMBER 11, 2002, BETWEEN LUXOTTICA GROUP S.p.A. AND BANCA INTESA S.p.A. We entered into this credit facility to refinance a prior credit agreement with Banca Intesa, expiring on December 31, 2002. This credit facility is unsecured, expires in December 2005 and allows us to select interest periods of one, two, three or six months. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (3.317 percent at December 31, 2002). The revolving loan portion provides borrowing availability of up to Euro 150 million, and amounts borrowed under the revolving portion may be borrowed and repaid until final maturity. The revolving loan accrues interest at Euribor plus 0.45 percent (3.40 percent at December 31, 2002 for the relevant interest period). The debt contains financial covenants of minimum EBITDA to financial charges and maximum debt to equity ratios, as defined in the agreement.

     CREDIT AGREEMENT, DATED JUNE 13, 2002, BETWEEN LUXOTTICA U. S. HOLDINGS CORP. AND UNICREDITO ITALIANO, NEW YORK BRANCH, AS ADMINISTRATOR. We entered into this credit facility to repay Euro 350 million aggregate principal amount of our Eurobonds, which were scheduled to mature in June 2002, as well as obligations under a related currency swap agreement. This credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides U.S.$200 million of borrowing availability and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR plus .50 percent (1.9050 percent on December 31, 2002), and the credit facility allows us to select interest periods of one, two or three months.

ITALIAN EXCHANGE CONTROLS

     There are no exchange controls in Italy. Residents and non-residents of Italy may effect any investments, disinvestments and other transactions that entail a transfer of assets to or from Italy, subject only to the reporting, record-keeping and disclosure requirements described below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or Lire, representing interest, dividends, other asset distributions and the proceeds of dispositions.

     Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements a European Union directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in excess of Lit. 20 million be reported in writing to the UFFICIO ITALIANO CAMBI (the Italian Exchange Office) by residents or non-residents that effect such transfers directly, or by banks, securities dealers or "POSTE ITALIANE S.p.A." (Italian Mail) that effect such transactions on their behalf. In addition, banks, securities dealers or "POSTE ITALIANE S.p.A." (Italian Mail) effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The UFFICIO ITALIANO CAMBI will maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

     Individuals, non-profit entities and certain partnerships that are residents of Italy must disclose on their annual tax declarations all investments held abroad and foreign financial assets held at the end of a taxable period, as well as the total amount of transfers effected during a taxable period to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer owned such foreign investments or financial assets. No such disclosure is required in respect of foreign investments or financial assets that are deposited for management with Italian qualified financial intermediaries, upon condition that the items of income derived from the foreign investments or financial assets are collected through the intervention of the same intermediaries. In addition, such disclosure requirement does not apply if the total value of the foreign investments and financial assets held at the end of a taxable period or the total amount of the transfers effected during the taxable period is not greater than Lit. 20 million. Corporate residents of Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

     There can be no assurance that the present regulatory environment in or outside Italy will continue or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

TAXATION

     The following summary contains a description of the principal United States federal and Italian income tax consequences of the ownership and disposition of ADSs or ordinary shares by U.S. holders (as defined below) resident in the United States for tax purposes. The following description does not purport to be a complete analysis of all possible tax considerations that may be relevant to a U.S. tax resident holder of ADSs or ordinary shares, and U.S. tax resident holders are advised to consult their advisors as to the overall consequences of their individual circumstances. In particular, this discussion does not address all material tax consequences of owning ordinary shares or ADSs that may apply to special classes of holders, some of whom may be subject to different rules, including:

     -    tax-exempt entities;

     -    certain financial institutions and insurance companies;

     -    broker-dealers;

     -    traders in securities that elect to mark to market;

     -    investors liable for alternative minimum tax;

     - investors that actually or constructively own 10 percent or more of the voting stock of Luxottica Group S.p.A.;

     - investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;

     -    investors whose functional currency is not the U.S. dollar; or

     - investors who do not hold the ordinary shares or ADSs as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code").

     In addition, the following summary does not discuss the tax treatment of ordinary shares or ADSs that are held in connection with a permanent establishment or fixed base through which a U.S. holder carries on business or performs personal services in Italy.

     Furthermore, certain persons that may not be U.S. holders but who may otherwise be subject to United States federal income tax liability will also be subject to United States federal as well as Italian tax consequences due to their ownership and disposition of ADSs or ordinary shares. Such investors should consult with their own advisors as to the particular consequences associated with their investment.

     This discussion is based on the tax laws of Italy and of the United States, including the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the currently applicable Convention Between the United States of America and Italy for the Avoidance of Double Taxation with respect to Taxes on Income and the Prevention of Fraud or Fiscal Evasion (the "Treaty") and the Convention Between the United States of America and the Italian Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates and Inheritances (the "Estate Tax Convention"). These laws are subject to change, possibly on a retroactive basis. A new tax treaty and protocol between Italy and the United States (collectively, the "New Treaty") to replace the current Treaty was signed on August 25, 1999, but is not yet in effect. The New Treaty would include an anti-abuse provision and a provision limiting treaty benefits to individuals, qualified governmental entities, companies that are publicly traded or that satisfy certain share ownership requirements, certain pension plans and other tax-exempt entities, and certain other persons meeting prescribed anti-treaty shopping requirements. The New Treaty also would clarify the availability of treaty benefits to entities that are treated as fiscally transparent under United States or Italian law.

     In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     This discussion addresses only Italian income taxation, gift and inheritance taxation and capital gains taxation and United States federal income and estate taxation.

     For purposes of the current Treaty, the Estate Tax Convention and the Code, U.S. holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to Italian tax or United States federal income tax.

     ITALIAN TAX LAW

     WITHHOLDING OR SUBSTITUTE TAX ON DIVIDENDS. In general, dividends paid by Italian corporations to non-Italian resident beneficial owners without a permanent establishment in Italy to which ordinary shares or ADSs are effectively connected, are subject to final Italian withholding tax at the rate of 27 percent, unless reduced by an applicable double taxation treaty. Reduced rates (normally 15 percent) of withholding tax on dividends apply to non-resident beneficial owners of ordinary shares or ADSs who are entitled to and timely comply with procedures for claiming benefits under an applicable income tax treaty entered into by Italy. Italy has concluded income tax treaties with over 60 foreign countries, including all European Union member states, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and East Asia. It should be noted that in general the income tax treaties are not applicable if the beneficial owner is a tax-exempt entity or, with a few exceptions, a partnership or a trust.

     Under the Treaty, Italian withholding tax at a reduced rate of 15 percent will generally apply to dividends paid by an Italian corporation to a U.S. resident entitled to Treaty benefits who timely complies with the procedures for claiming such benefits, provided the dividends are not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or with a fixed base in Italy through which the U.S. resident performs independent personal services. The foregoing treatment will not be changed by the dividend article of the New Treaty.

     Under Italian law, in general, shares of Italian companies listed on the Italian Stock Exchange have to be registered in the centralized deposit system managed by MONTE TITOLI. With respect to dividends paid by Italian corporations listed in Italy (such as Luxottica Group S.p.A.) to non-Italian resident beneficial owners, without a permanent establishment in Italy to which ADSs or ordinary shares are effectively connected, on shares held in the MONTE TITOLI system (including our shares), instead of the 27 percent final withholding tax mentioned above, a substitute tax will apply at the same rate (which rate may, however, be reduced under an applicable double tax treaty) and conditions as the above-mentioned withholding taxes. This substitute tax will be levied by the Italian authorized intermediary that participates in the MONTE TITOLI system and with which the securities are deposited, as well as by non-Italian authorized intermediaries participating in the MONTE TITOLI system (directly or through a non-Italian centralized deposit system participating in the MONTE TITOLI system), through a fiscal representative to be appointed in Italy.

     Since the ordinary shares are registered in the centralized deposit system managed by MONTE TITOLI, the substitute tax regime will apply to dividends paid by Luxottica Group S.p.A., instead of the withholding tax regime.

     For a non-Italian resident beneficial owner of the ordinary shares or ADSs to obtain a reduced rate of substitute tax on dividends pursuant to an applicable income tax treaty entered into by Italy, including the Treaty, the following procedure must be followed. The intermediary with which the shares are deposited must timely receive:

     - a declaration by the beneficial owner of ordinary shares or ADSs that contains all the data identifying this person as the beneficial owner and indicates the existence of all the conditions necessary for the application of the relevant income tax treaty, as well as the elements that are necessary to determine the applicable treaty substitute tax rate; and

     - a certification by the tax authorities of the beneficial owner's country of residence that the beneficial owner of the ordinary shares or ADSs is a resident of that country for the purposes of the applicable income tax treaty that is valid until March 31 of the year following submission. The time for processing requests for certification by the applicable authorities will vary. The time normally required by the U.S. Internal Revenue Service (the "IRS") is six to eight weeks.

     The intermediary must keep the foregoing documentation for the entire period in which the Italian tax authorities are entitled to issue an assessment with respect to the tax year in which the dividends are paid and, if an assessment is issued, until the assessment is settled. If the intermediary with which the shares are deposited is not resident in Italy, the aforesaid duties and obligations must be carried out by (i) a bank or an investment services company that is a resident in Italy or (ii) a permanent establishment in Italy of a non-resident bank or investment services company, appointed by the foreign intermediary as its fiscal representative in Italy.

     As an alternative to the application of the more favorable treaty rate of substitute tax on dividends or where an income tax treaty does not apply, under domestic Italian law non-resident shareholders can claim a refund of an amount up to four-ninths of the 27 percent substitute tax on dividend income from Italian tax authorities provided that (i) they implement an AD HOC refund procedure in accordance with the terms and conditions established by law, and
(ii) they provide evidence that this dividend income was subject to income tax in their country of residence in an amount at least equal to the total refund claimed. Beneficial owners of ordinary shares or ADSs should contact their tax advisors concerning the possible availability of these refunds, the payment of which is normally subject to extensive delays.

     Distributions of newly issued ordinary shares to beneficial owners with respect to their shares or ADSs that are made as part of a pro rata distribution to all shareholders based on a gratuitous increase of the share capital through transfer of reserves or other provisions to share capital generally will not be subject to Italian tax. However, distributions of dividends in kind will be subject to withholding tax.

     TAX ON CAPITAL GAINS. As a general rule, non-resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected will be subject to capital gains tax ("CGT") upon the disposal of ordinary shares or ADSs of an Italian resident corporation and/or rights through which shares may be acquired, even if those ordinary shares, ADSs or rights are held outside Italy. In particular, non-resident shareholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected disposing of any "qualified" shareholding are subject to the 27 percent CGT on the realized gains. The disposal of a "qualified" shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a shareholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than 5 percent of the share capital or 2 percent of the shares with voting rights in an ordinary shareholders' meeting of the corporation and (ii) in any twelve month period following the date the ownership test under (i) is met, such shareholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. An exemption from CGT is provided, however, for gains realized by non-resident shareholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of "non-qualified" shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration not to be resident in Italy for tax purposes, in order to benefit from this exemption.

     The above is subject to any provisions of an income tax treaty entered into by the Republic of Italy, if the income tax treaty provisions are more favorable. The majority of double tax treaties entered into by Italy, in accordance with the OECD Model tax convention, provide that capital gains realized from the disposition of Italian securities are subject to CGT only in the country of residence of the seller. Therefore, the capital gains realized by a non-Italian resident entitled to the benefits of a treaty entered into by Italy in accordance with the OECD Model in respect of taxation of capital gains from the disposition of Italian securities will not be subject to Italian CGT, regardless of whether the shareholding disposed of is qualified or non-qualified. Non-Italian residents who dispose of shares or ADSs may be required to timely provide appropriate documentation establishing that the conditions of non-taxability of capital gains realized pursuant to the applicable income tax treaties have been satisfied.

     Under the Treaty, a person who is considered a U.S. resident for purposes of the Treaty and is fully entitled to benefits under the Treaty will not incur Italian capital gains tax on disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs form part of a business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell ordinary shares or ADSs may be required to timely produce appropriate documentation establishing that the above-mentioned conditions of non-taxability of capital gains under the Treaty have been satisfied. Such treatment will not be changed by the capital gains provisions of the New Treaty.

     TRANSFER TAX. An Italian transfer tax is normally payable on the transfer of shares in an Italian company by and/or to Italian residents; no general exception is provided from the transfer tax for transfers made by non-residents of Italy. Sales of securities on a stock exchange are exempt, however, from the Italian transfer tax.

     INHERITANCE AND GIFT TAX. According to Law No. 383 of 18 October 2001 ("Law No. 383"), starting from 25 October 2001, Italian inheritance and gift tax, previously payable on the transfer of the Shares as a result of death or donation, has been abolished.

     However, according to the current literal interpretation of Law No. 383, for donations to donees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of gift attributable to each such donee exceeds Euro 180,759.91, the gift of Shares may be subject to the ordinary transfer taxes provided for the transfer thereof for consideration.

     Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as the Shares) which, if sold for consideration, would give rise to capital gains subject to the IMPOSTA SOSTITUTIVA (CGT) provided for by Italian Legislative Decree No. 461 of 21 November 1997. In particular, if the donee sells the Shares for consideration within 5 years from the receipt thereof as gift, the donee is required to pay the relevant IMPOSTA SOSTITUTIVA on capital gains as if the gift has never taken place.

     UNITED STATES FEDERAL TAXATION

     For purposes of this section, a U.S. holder is an individual or entity which is a beneficial owner of shares or ADSs and is:

     -    a citizen or resident of the United States;

     - a corporation or other entity taxable as a corporation organized under the laws of the United States or any state thereof;

     - an estate whose income is subject to United States federal income tax regardless of its source; or

     - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     If a partnership, or an entity treated for U.S. tax purposes as a partnership, holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding ordinary shares or ADSs should consult their tax advisors.

     TAXATION OF DIVIDENDS. Under the United States federal income tax laws, a U.S. holder must include as gross income the gross amount of any dividend paid by Luxottica Group S.p.A. out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. Such holder must also include any Italian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive such amounts withheld. The dividend is ordinary income that must be included in income when the U.S. holder, in the case of ordinary shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that must be included in income for a U.S. holder will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date he converts the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder's basis in the shares or ADSs and thereafter as capital gain.

     Subject to certain generally applicable limitations, the Italian withholding or substitute tax imposed on dividends in accordance with the Treaty and paid over to Italy will be creditable against a U.S. holder's United States federal income tax liability. To the extent a refund of the tax withheld is available to the U.S. holder under Italian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder's United States federal income tax liability. See "--Italian Tax Law--Withholding Tax on Dividends" for the procedures for obtaining a tax refund.

     Dividends paid by foreign corporations generally constitute income from sources outside the United States, but generally will be "passive income" or "financial services income" which are treated separately from other types of income for purposes of computing the foreign tax credit allowable. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit for Italian withholding taxes imposed on dividends paid on ordinary shares or ADSs.

     TAXATION OF CAPITAL GAINS. If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder, recognized in taxable years which include May 6, 2003 and which begin before January 1, 2009, is generally taxed at a maximum rate of 15 percent for property held more than one year. Additionally, the gain will generally be income from sources within the United States for foreign tax credit limitation purposes and losses will be allocated against U.S.-source income.

     BACKUP WITHHOLDING AND INFORMATION REPORTING. In general, dividend payments or other taxable distributions made within the United States to a U.S. holder will be subject to information reporting requirements and backup withholding tax (currently at the rate of 28 percent) if such U.S. holder is a non-corporate United States person and such holder:

-    fails to provide an accurate taxpayer identification number;

- is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns and the payor of the interest or dividends is notified by the IRS of the underreporting; or

- in certain circumstances, fails to comply with applicable certification requirements.

After December 31, 2010, the backup withholding rate will increase to 31% under the sunset provisions of currently applicable U.S. tax law.

     Persons who are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY.

     The payment of proceeds from the sale of ordinary shares or ADSs to or through a United States office of a broker is also subject to these United States backup withholding and information reporting rules unless the seller certifies, under penalties of perjury, that such seller is a non-U.S. person (or otherwise establishes an exemption). Special rules apply where ordinary shares or ADSs are sold through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid outside the United States.

     U.S. holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder's income tax liability by filing a timely refund claim with the IRS.

     ESTATE TAX CONVENTION. Under the Estate Tax Convention between the United States and Italy, the ordinary shares or ADSs will be deemed situated in Italy. Subject to certain limitations, the Estate Tax Convention affords a credit for estate or inheritance tax imposed by Italy on ordinary shares or ADSs that is applicable against United States federal estate tax imposed on ordinary shares or ADSs. This credit is available only to the estate of a deceased person who, at the time of death, was a national of or domiciled in the United States.

DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers, and in accordance therewith file reports and other information with the Commission. Reports and other information filed by us are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Regional Offices of the Commission located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2551 and 233 Broadway, New York, New York 10279. Copies of such material are also available by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     Please call the Commission at 1-800-SEC-0330 for more information on the public reference rooms. We furnish The Bank of New York, as depositary of the ADSs, with annual reports in English (or a translation or summary in English of the Italian reports), which include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We also furnish The Bank of New York with quarterly reports in English (or a translation or summary in English of the Italian reports) that include unaudited interim financial information prepared in conformity with U.S. GAAP. If requested by us, The Bank of New York arranges for the mailing of such reports to registered holders of ADRs. We also furnish to The Bank of New York, in English, all notices of shareholders meetings and other reports and communications that are made generally available to our shareholders. To the extent permitted by law, The Bank of New York makes such notices, reports and communications available to holders of ADRs in such manner as we request and mails to holders of ADRs a notice containing the information (or a summary thereof in a form provided by us) contained in any notice of a shareholders' meeting received by The Bank of New York. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

     At December 31, 2002, our interest rate sensitivity was limited to the outstanding debt under our credit facilities with UniCredito Italiano of Euro 100 million and U.S. $350 million, and our credit facility with Banca Intesa of Euro 575 million. As of such date, debt under the UniCredito Italiano facility bore interest at Euribor plus 0.4 percent (for the term loan) or 0.375 percent (for the revolving loan) (3.371 percent or 3.400 percent, respectively, at December 31, 2002), LIBOR plus 0.5 percent (1.9050 percent at December 31, 2002) and debt under the Banca Intesa credit facility bore interest at the rate of Euribor plus 0.45 percent (3.317 percent for the term loan and 3.400 percent for the revolving loan for the relevant interest period, each at December 31, 2002). The effect of a 10 percent change in interest rates (upward or downward) would have an immaterial effect on our future pretax earnings and cash flows.

     We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have three interest rate derivatives outstanding as of December 31, 2002:

     i. We have an outstanding Convertible Swap Step-up ("Swap") with an initial notional amount of U.S. $275 million. This Swap converts a portion of the U.S.$350 million UniCredito loan to a mixed position rate agreement. This Swap allows the U.S. subsidiary to pay a fixed rate of interest if LIBOR remains under certain thresholds and for the U.S. subsidiary to receive an interest payment of three month LIBOR as defined in the agreement;

     ii. In December 2002, we entered into two interest rate swap transactions (the "Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million, which will decrease by Euro 100 million on June 27, 2004 and by Euro 25 million each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility disclosed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985 percent.

FOREIGN EXCHANGE SENSITIVITY

     Our manufacturing subsidiaries are mainly located in Italy and our sales and distribution facilities are maintained worldwide. As such, we are vulnerable to foreign currency exchange rate fluctuations in two principal areas:

     1. we incur most of our manufacturing costs in Euro and receive a significant portion of our revenues in other currencies; and

     2. differences between the functional currency of certain subsidiaries and the Euro as the reporting currency.

     In the first case, a strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products and /or reduce our gross margins. In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, or receivables and/or payables balances.

     Effective January 1, 2001, we adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

     SFAS No. 133 requires that all derivatives, whether designed in hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") in the consolidated statement of stockholders' equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as hedge, changes in fair value are recognized in operations.

     We use derivative financial instruments; principally interest rate and currency swap agreements as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rate. Although it has not done so in the past, we may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

     On January 1, 2001 as part of the transition adjustment related to the adoption of SFAS No. 133, we adjusted the debt associated with the currency swap agreement to fair value and recorded a reduction to OCI of approximately Euro
7.8 million (U.S. $7 million) as a cumulative transition adjustment for its derivative as a cash flow type hedge upon adoption of SFAS No. 133. The SWAP and the debt it hedged were both settled and repaid in June 2002. The net impact on the 2002 statement of operations for these settlements was not significant.

     In the second case, a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro. The following table provides information about our assets, liabilities, revenues and costs denominated in various currencies as of or for the year ended December 31, 2002:

                                U.S. DOLLARS   EURO        OTHER      TOTAL
                                ------------   ----        -----      -----
  Net financial position(1)         26%         74%          0%        100%
  Revenues                          74%         16%         10%        100%
  Expenses                          69%         24%          7%        100%

----------
(1) Represents cash and cash equivalents minus bank overdrafts and outstanding debt.

     Because a large portion of our revenues, expenses and assets are denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. In addition, a significant change in the mix of assets, revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

     The acquisition of Sunglass Hut in 2001 has further increased our exposure to fluctuations in currency exchange rates. The majority of the operations, assets and liabilities of Sunglass Hut are denominated in U.S. dollars.

CROSS CURRENCY INTEREST RATE SWAP

     In November 1999, we entered into a currency swap agreement with an Italian bank. The termination date of this swap agreement was June 25, 2002, at which time our notional amount due was U.S. $ 350.2 million and we received a notional amount of Euro 340.0 million. The parties exchanged semi-annual payments of interest. The U.S. dollar denominated notional amount accrued interest at 6.1 percent and the Euro denominated notional amount accrued interest at 3.625 percent. Based on these terms, the swap was considered a hedging instrument. The SWAP and the debt it hedged were both settled and repaid in June 2002. The net impact on the 2002 statement of operations for these settlements has not been significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     None.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES


(a)  Evaluation of Disclosure Controls and Procedures

     Within the 90 days prior to the filing date of this annual report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Luxottica have been detected. However, based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, subject to the limitations described above, our disclosure controls and procedures are effective. In addition, they concluded that there were no significant deficiencies in the design or operation of internal controls which could significantly affect our ability to record, process, summarize and report financial data.

(b)  Changes in Internal Controls

     There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

     Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

                                                                                        Page
                                                                                        ----
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants.................................................F-1

Consolidated Balance Sheets, December 31, 2001 and 2002..................................F-2

Statements of Consolidated Income for the Years Ended
December 31, 2000, 2001 and 2002.........................................................F-4

Statements of Earnings Per Share.........................................................F-5

Statements of Consolidated Shareholders' Equity for the
Years Ended December 31, 2000, 2001 and 2002.............................................F-6

Statements of Consolidated Cash Flows for the Years Ended
December 31, 2000, 2001 and 2002.........................................................F-7

Notes to Consolidated Financial Statements...............................................F-9

CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

Schedule II - Valuation and Qualifying Accounts/Allowance for Doubtful Accounts.........F-32

Deloitte & Touche S.p.A.
Revisione e organizzazione contabile
Viale della Repubblica, 22
31020 Fontane di Villorba
Treviso
Italia
Tel: + 39 0422 42 19 41
Fax: + 39 0422 42 01 71
R.E.A. Treviso n. 222191
www.deloitte.it                                                                  [LOGO]

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Luxottica Group S.p.A.:

    We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and Subsidiaries (collectively, "the Company") as of December 31, 2001, and 2002 and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxottica Group S.p.A. and Subsidiaries as of December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

    Our audits comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of international readers.

    As described in Note 1 to the consolidated financial statement, effective as of January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, which established new accounting and reporting standards for the recording, amortization and impairment of goodwill and other intangible assets.

/s/ Deloitte & Touche

Treviso, Italy
February 14, 2003

                   Milano  Ancona  Bari  Bergamo  Bologna  Cagliari  Firenze
                   Genova  Napoli  Parma  Padova  Roma  Torino  Treviso  Vicenza
                   Sede legale: Palazzo Carducci - Via Olona, 2-20123 Milano -
[LOGO]             Capitale Sociale Euro 3.354.488,80 i.v.
                   Partita ICVA/Codice Fiscale/Registro delle Impresse Milano
                   n. 03009430152 - R.E.A. Milano n. 945128

--------------------------------------------------------------------------------

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2002


ASSETS
-----------------------------------------------------------------------------------------------
                                                          2001          2002           2002
                                                                                   (thousand of
                                                                                      U.S.
                                            NOTES         (thousand of Euro)       Dollars)(1)
-----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 199,202       151,418     $  158,762
Restricted cash                                 1, 8      213,507            --             --
Accounts receivable
(Less allowance for doubtful accounts,
Euro 22.4 million in 2001, and Euro 18.1
million in 2002; U.S. Dollars 19.0
million)                                           2      381,281       370,234        388,190
Sales and income taxes receivable                          23,327        10,956         11,487
Inventories                                        3      371,406       406,032        425,725
Prepaid expenses and other                                 75,468        53,385         55,974
Deferred tax assets                                7      163,201       148,088        155,270

TOTAL CURRENT ASSETS                                    1,427,392     1,140,113      1,195,408

PROPERTY, PLANT AND EQUIPMENT--NET              2, 5      501,346       506,545        531,112

OTHER ASSETS
Intangible assets--net                             6    2,009,740     1,916,526      2,009,478
Investments                                        4        5,798        12,837         13,460
Other assets                                                4,086        10,311         10,811

TOTAL OTHER ASSETS                                      2,019,624     1,939,674      2,033,749
TOTAL                                                   3,948,362     3,586,332     $3,760,269
-----------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

DECEMBER 31, 2001 AND 2002


LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
                                                           2001         2002          2002
                                                                                  (thousand of
                                                                                      U.S.
                                             NOTES        (thousand of Euro)      Dollars)(1)
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Bank overdrafts                                            411,193      371,729   $    389,758
Current portion of long-term debt                   8    1,339,131      178,335        186,984
Accounts payable                                           183,431      202,897        212,738
Accrued expenses
Payroll and related                                         81,099       64,622         67,756
Customers' right of return                                  14,087        9,130          9,573
Other                                                      264,765      153,262        160,695
Income taxes payable                                7        5,793       18,748         19,657
TOTAL CURRENT LIABILITIES                                2,299,499      998,723      1,047,161
LONG-TERM DEBT                                      8      132,247      855,654        897,153
LIABILITY FOR TERMINATION INDEMNITIES               9       35,029       48,945         51,319
DEFERRED TAX LIABILITIES                            7       10,282      121,805        127,713
OTHER LONG-TERM LIABILITIES                         9      122,989      133,605        140,085
COMMITMENTS AND CONTINGENCIES                      14
MINORITY INTERESTS IN CONSOLIDATED
SUBSIDIARIES                                                 5,473        9,705         10,176
SHAREHOLDERS' EQUITY
  Capital stock par value Euro 0.06--
  452,865,817 and 454,263,600 ordinary
  shares authorized and issued at
  December 31, 2001 and 2002,
  respectively; 451,660,817 and
  452,351,900 shares outstanding as of
  December 31, 2001 and 2002                       11       27,172       27,256         28,578
Additional paid-in capital                                  18,381       34,799         36,487
Retained earnings                                        1,152,508    1,447,374      1,517,572
Accumulated other comprehensive income
(loss)                                              1      147,116      (66,987)       (70,236)
TOTAL                                                    1,345,177    1,442,442      1,512,401
Less treasury shares at cost; 1,205,000
and 1,911,700 shares as of December 31,
2001 and 2002, respectively                                  2,334       24,547         25,739
SHAREHOLDERS' EQUITY                                     1,342,843    1,417,895      1,486,662
TOTAL                                                    3,948,362    3,586,332   $  3,760,269
----------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

STATEMENTS OF CONSOLIDATED INCOME

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

---------------------------------------------------------------------------------------------------------
                                                2000            2001           2002(2)        2002(2)
                                                                                            (thousand of
                                                                                                U.S.
                                  NOTES            (thousand of Euro)                       Dollars)(1)
---------------------------------------------------------------------------------------------------------
NET SALES                               12    2,416,788       3,064,907        3,132,201     $3,284,113
COST OF SALES                                   697,301         883,961          878,003        920,586

GROSS PROFIT                                  1,719,487       2,180,946        2,254,198      2,363,527
OPERATING EXPENSES
Selling and advertising                         983,138       1,302,383        1,355,148      1,420,873
General and administrative                      324,428         369,071          297,542        311,973

TOTAL OPERATING EXPENSES                      1,307,566       1,671,454        1,652,690      1,732,846
INCOME FROM OPERATIONS                  12      411,921         509,492          601,508        630,681
OTHER INCOME/(EXPENSES)
Interest income                                  16,562          15,060            5,036          5,280
Interest expense                                (72,562)        (91,978)         (65,935)       (69,133)
Other--net                                        6,098           8,737           (1,167)        (1,224)
OTHER INCOME/(EXPENSES) NET                     (49,902)        (68,181)         (62,066)       (65,076)

INCOME BEFORE PROVISION FOR
INCOME TAXES                                    362,019         441,311          539,442        565,605
PROVISION FOR INCOME TAXES               7      101,488         123,450          162,696        170,587
INCOME BEFORE MINORITY
INTERESTS IN CONSOLIDATED
SUBSIDIARIES                                    260,531         317,861          376,746        395,018
MINORITY INTERESTS IN INCOME
OF CONSOLIDATED SUBSIDIARIES                      5,254           1,488            4,669          4,897
NET INCOME                                      255,277         316,373          372,077     $  390,121
---------------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2) Results for the year ended December 31, 2002 include the effect of the adoption of SFAS No. 142. For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Other Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

----------------------------------------------------------------------------------------------
                                                          Years ended December 31,
                                              ------------------------------------------------
                                                2000        2001      2002 (2)    2002 (2)
                                              ---------   ---------   ---------      -----
                                                            Euro                      U.S.
                                                                                   Dollars(1)
----------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
BASIC                                              0.57        0.70        0.82      $0.86

EARNINGS PER SHARE:
DILUTED                                            0.56        0.70        0.82      $0.86

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (THOUSAND):
Basic                                         449,987.9   451,037.0   453,174.0
Diluted                                       452,920.2   453,965.5   455,353.5
----------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2) Results for the year ended December 31, 2002 include the effect of the adoption of SFAS No. 142. For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Other Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated
                            Common stock        Additional                    Other           other       Treasury
                       ----------------------    paid-in      Retained    comprehensive   comprehensive    shares
                         Shares       Amount     capital      earnings    income/(loss)   income/(loss)    amount
                       -----------   --------   ----------   ----------   -------------   -------------   --------
                        (NOTE 11)                                    (Euro/000)
------------------------------------------------------------------------------------------------------------------
BALANCES,
JANUARY 1, 2000        450,539,600     23,268       2,774       682,529                       80,055        (2,334)

Exercise of stock
options                  1,042,700         54       7,992
Translation
adjustment                                                                    37,893          37,893
Dividends declared                                              (38,345)
Net income                                                      255,277      255,277
COMPREHENSIVE INCOME                                                         293,170

BALANCES,
DECEMBER 31, 2000      451,582,300     23,322      10,766       899,461                      117,948        (2,334)
Exercise of stock
options                  1,283,517         71      11,394
Translation
adjustment                                                                    40,486          40,486
Euro Conversion                         3,779      (3,779)
Cummulative effect of
SFAS 133 adoption                                                             (7,749)         (7,749)
Change in fair value
of derivative
instruments                                                                   (3,569)         (3,569)
Dividends declared                                              (63,326)
Net income                                                      316,373      316,373
COMPREHENSIVE INCOME                                                         345,541

BALANCES,
DECEMBER 31, 2001      452,865,817     27,172      18,381     1,152,508                      147,116        (2,334)
Exercise of stock
options                  1,397,783         84       9,483
Translation
adjustment                                                                  (198,463)       (198,463)
Minimum pension
liability, net of
taxes                                                                        (26,569)        (26,569)
Sell of treasury
shares, net of taxes                                6,935                                                    2,334
Purchase of treasury
shares                                                                                                     (24,547)
Change in fair value
of derivative
instruments                                                                   10,929          10,929
Dividends declared                                              (77,211)
Net income(2)                                                   372,077      372,077
COMPREHENSIVE INCOME                                                         157,974

BALANCES,
DECEMBER 31, 2002      454,263,600     27,256      34,799     1,447,374                      (66,987)      (24,547)
COMPREHENSIVE
INCOME(1)                                                                   $165,636

BALANCES,
DECEMBER 31, 2002(1)   454,263,600   $ 28,578    $ 36,487    $1,517,572                     $(70,236)     $(25,738)
(thousands of
U.S.Dollars)(1)
------------------------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2) Results for the year ended December 31, 2002 include the effect of the adoption of SFAS No. 142. For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Other Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

--------------------------------------------------------------------------------------------------
                                                         2000       2001       2002        2002
                                                                                        (thousand
                                                                                           of
                                                                                          U.S.
                                                             (thousand of Euro)         Dollars)(1)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

INCOME BEFORE MINORITY INTERESTS                       260,531    317,861    376,746     $395,018
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY (USED IN) OPERATING ACTIVITIES:

Depreciation and amortization                          175,231    211,907    145,980      153,060
Benefit for deferred income taxes                      (14,234)   (15,983)    (7,785)      (8,163)
(Gain)/Loss on disposals of fixed assets--net              254      1,764     (1,212)      (1,271)
Termination indemnities matured during the year--net     2,861      2,886      5,977        6,267

CHANGES IN ASSETS AND LIABILITIES, NET OF
ACQUISITIONS OF BUSINESSES:
Accounts receivable                                    (37,760)   (56,021)   (17,522)     (18,372)
Prepaid expenses and other                              22,182      8,012     56,339       59,071
Inventories                                              9,171    (29,200)   (58,573)     (61,414)
Accounts payable                                        30,239    (27,121)     8,926        9,359
Accrued expenses and other                             (74,708)    29,506    (78,611)     (82,424)
Accrual for customers' right of return                   2,467        745     (3,147)      (3,300)
Income taxes payable                                   (36,651)    (8,310)    13,055       13,688

TOTAL ADJUSTMENTS                                       79,052    118,185     63,427       66,503

CASH PROVIDED BY OPERATING ACTIVITIES                  339,583    436,046    440,173      461,521
--------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries(*)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

-------------------------------------------------------------------------------------------------------
                                                        2000        2001         2002          2002
                                                              (thousand of Euro)           (thousand of
                                                                                               U.S.
                                                                                           Dollars)(1)
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions                                              (78,358)   (123,475)     (173,330)     (181,737)
Disposals                                               16,194       7,811         4,646         4,871
Purchases of business net of cash acquired                  --    (568,981)      (27,428)      (28,758)
Sales of treasury shares                                    --          --         9,269         9,719
Investment in treasury shares                               --          --       (24,547)      (25,738)
(Increase) Decrease in investments                         176      (2,718)       (7,611)       (7,980)
(Increase) Decrease in intangible assets                (3,325)    (23,714)       28,611        29,999

CASH USED IN INVESTING ACTIVITIES                      (65,313)   (711,077)     (190,390)     (199,624)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes payable                            (592,732)         --            --            --
Long term debt:
Proceeds                                               757,202     500,000     1,000,714     1,049,249
Repayments                                            (107,090)   (245,916)   (1,408,308)   (1,476,611)
Repayment of acquired line of credit                        --    (104,155)           --            --
(Investment in) Use of restricted cash deposit        (249,750)     44,610       201,106       210,860
Exercise of stock options                                8,046      11,465         9,567        10,031
Dividends                                              (38,781)    (63,326)      (77,211)      (80,956)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (223,105)    142,678      (274,132)     (287,427)
EFFECT OF TRANSLATION ADJUSTEMENTS                      (3,578)    (15,404)        3,944         4,135

INCREASE/(DECREASE) IN CASH                             47,587    (147,757)      (20,405)      (21,395)

NET BANK OVERDRAFT, BEGINNING OF YEAR                 (114,953)    (66,718)     (211,991)     (222,273)
EFFECT OF TRANSLATION ADJUSTMENTS IN CASH                  648       2,484        12,085        12,672

NET BANK OVERDRAFT, END OF YEAR                        (66,718)   (211,991)     (220,311)  $  (230,996)

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest                  72,072      91,174        58,162        60,983
Cash paid during the year for income taxes             103,896     126,833       137,650       144,326
Acquisition of businesses:
Fair value of assets acquired                               --    (102,347)           --            --
-------------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION--Luxottica Group S.p.A. and its subsidiaries (collectively "Luxottica Group" or the "Company") operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and suglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut International"). As of December 31, 2002, LensCrafters operated 882 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,914 stores located in North America, Europe and Australia.

    PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION--The consolidated financial statements of Luxottica Group include the financial statements of the Parent and all wholly- or majority-owned Italian and foreign subsidiaries. The consolidated financial statements for all periods presented also include
50 percent-owned companies over which Luxottica Group exercises significant economic and operational control. The Company's investments in unconsolidated subsidiaries which are at least 20 percent-owned and where the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Luxottica Group holds a 44 percent interest in a affiliated wholesale distributor, located in India, and a 50 percent interest in an affiliated company, located in Great Britain. Both companies are accounted for under the equity method. The result of operations of these investments are not material to the results of the operations of the Company. Investments in other companies with less than a 20 percent interest are carried at cost. All significant intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in United States of America (U.S. GAAP).

    FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS--Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 ("Foreign currency translation"). The financial statements of foreign subsidiaries are translated into Euro, which is the functional and the reporting currency. Assets and liabilities of foreign subsidiaries are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income/(loss). Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date.

    The Company has one subsidiary in a high inflationary country. However, these operations are currently not material to the Company's consolidated financial statements. This entity's operations have been remeasured using the historical exchange rate and the result of the remeasurement has been accounted for in the current year earnings.

    Realized exchange gains or losses during the year are recognized in consolidated income in such year.

    CASH AND CASH EQUIVALENTS--Luxottica Group considers investments purchased with an original maturity of three months or less to be cash equivalents.

    RESTRICTED CASH--As of December 31, 2001, Euro 213.5 million (U.S. Dollars 190 million) of cash was pledged as collateral for outstanding current debt (see
Note 8.e) and was classified as restricted cash on the consolidated balance sheet. During 2002, the outstanding debt was repaid releasing the restricted cash which was utilized by the Company.

    INVENTORIES--Luxottica Group's manufactured inventories, approximately
83.5 percent and 82.5 percent of total inventory for 2001 and 2002, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method), or market value. Retail inventory not manufactured by the Company or its subsidiaries are stated at the lower of cost, as determined on a last-in, first-out method ("LIFO"), or market value. The LIFO reserve was not material as of December 31, 2001 and 2002.

    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are stated at historical cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the related assets as follows:

--------------------------------------------------------------------------------
                                                       ESTIMATED USEFUL LIFE
Buildings                                                     19 to 33 years

Machinery and equipment                                        3 to 10 years

Aircraft                                                             6 years

Other equipment                                                 5 to 8 years

Leasehold improvements                                      Less of 10 years
                                                       or the remaining life
                                                                of the lease
--------------------------------------------------------------------------------


    Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in income.

    GOODWILL AND CHANGE IN ACCOUNTING--In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 ("Business combinations"), which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS No. 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001. The application of SFAS No. 141 did not affect any previously reported amounts included in goodwill.

    Effective January 1, 2002, Luxottica Group adopted SFAS No. 142 ("Goodwill and other intangible assets"), which established new accounting and reporting requirements for goodwill and other intangible assets. SFAS No. 142 requires that goodwill amortization be discontinued and replaced with periodic tests of impairment.

    The Company's goodwill was tested for impairment during the first half of 2002, as well as in connection with the announcement of the termination of the license agreement for the production and distribution of the Giorgio Armani and Emporio Armani collections incurred in November 2002, as required by the transitional provisions of SFAS No.142. The result of this process was the determination that the carrying value of the Company was not impaired when compared to the carrying value of goodwill and as such, Luxottica Group has not recorded an asset impairment charge for the adoption.

    Actual results of operations for the year ended December 31, 2002 and pro-forma results of operations for the year ended December 31, 2001 and 2000 had the Company applied the non-amortization provisions of SFAS No. 142 in those periods follows (thousands of Euro, except per share amounts):

                                                                2000       2001       2002
                                                              --------   --------   --------
Reported net income                                           255,277    316,373    372,077
Add: Goodwill amortization, net of tax                         59,781     80,249         --
                                                              -------    -------    -------
ADJUSTED NET INCOME                                           315,058    396,622    372,077
                                                              =======    =======    =======
Weighted number of share (thousand)
Basic                                                         449,988    451,037    453,174
Diluted                                                       452,920    453,966    455,354
Basic earning per share (Euro)                                   0.70       0.88       0.82
Diluted earning per share (Euro)                                 0.70       0.87       0.82

    TRADE NAMES--In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names under the names of "LensCrafters", "Ray-Ban" and "Sunglass Hut International". Trade names, which the Company has determined have a finite life, continue to be amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 6) and are subject to testing for impairment in accordance with SFAS No. 144 ("Accounting for the impairment or disposal of long-lived assets"). Amortization for the years ended December 31, 2000, 2001 and 2002 is Euro 23.6 million, Euro
23.8 million and Euro 36.1 million, respectively.

    IMPAIRMENT OF ASSETS--Luxottica Group's long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the assets, the Company would recognize an impairment loss. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset in accordance with SFAS No. 144. The Company determined that, as of December 31, 2001 and 2002, there had been no impairment in the carrying value of its long-lived assets.

    ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN--Luxottica Group records an accrual for estimated returns of merchandise in connection with their conditions of sale. Such amount is included in the caption "Accrued expenses--customers' right of return".

    STORE OPENING AND CLOSING COSTS--Store opening costs are charged to operations as incurred in accordance with Statement of Position 98-5 ("Accounting for the cost of start-up activities"). The costs associated with closing stores or facilities are accrued when the decision is made to close the location.

    INCOME TAXES--Income taxes are recorded in accordance with SFAS No. 109 ("Accounting for income taxes"), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

    LIABILITY FOR TERMINATION INDEMNITIES--Termination indemnities represent amounts accrued for employees in Australia, Austria, Greece, Israel, Italy and Japan, determined in accordance with labor laws and agreements in each respective country (see Note 9).

    REVENUE RECOGNITION--Revenues from sales of products are recognized at the time of shipment to or receipt by the customer. In connection with the conditions of sale in certain countries, certain subsidiaries of the Company record as a liability an amount based on an estimate of anticipated returns of merchandise by customers in subsequent periods. Such amount is included in the consolidated balance sheet under the caption "Accrued expenses--customers' right of return". Revenues from retail sales, including Internet and catalog sales, are recorded upon customer purchase.

    PERVASIVENESS OF ESTIMATES--The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    EARNINGS PER SHARE--Luxottica Group calculates the basic and diluted earnings per share in accordance with SFAS No. 128 ("Earnings per share"). Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options and warrants) outstanding during the period, except when the common stock equivalents are anti-dilutive.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--Financial instruments consist primarily of investments in cash, marketable securities, trade account receivables, accounts payable, notes payable, long-term debt, restricted cash and derivative financial instruments. Luxottica Group estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. As of December 31, 2001 and 2002, the fair value of the Company's financial instruments approximated the carrying value except as otherwise disclosed.

    SFAS No. 123 ("Accounting for stock-based compensation"), as amended, requires the disclosure of pro-forma net income and earnings per share had Luxottica Group adopted the fair value method as of the beginning of 1998. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Sholes option-pricing model with the following weighted average assumptions:

                                                                2000       2001       2002
                                                              --------   --------   --------
Dividend yield                                                  0.97%      0.53%      0.70%
Risk free interest rate                                         6.10%      5.74%      4.48%
Expected option life (years)                                       5          5          5
Expected volatility                                            44.50%     53.58%     47.04%
Weighted average fair value (Euro)                              6.44       8.00       7.37

    Luxottica Group's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur.

    If compensation cost for the Company's outstanding and vested stock options had been determined consistent with SFAS No. 123, Luxottica Group's net income and earnings per share would have been the pro-forma amounts indicated below:

                                                        YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                           2000           2001           2002
                                                       ------------   ------------   ------------
NET INCOME (thousands of Euro):
    As reported                                          255,277        316,373        372,077
    Pro-forma                                            247,435        307,345        362,718
BASIC EARNINGS PER SHARE (Euro):
    As reported                                             0.57           0.70           0.82
    Pro-forma                                               0.55           0.68           0.80
DILUTED EARNINGS PER SHARE (Euro):
    As reported                                             0.56           0.70           0.82
    Pro-forma                                               0.55           0.68           0.80

    DERIVATIVE FINANCIAL INSTRUMENTS--Effective January 1, 2001, Luxottica Group adopted SFAS No. 133 ("Accounting for derivative instruments and hedging activities"). SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

    SFAS No. 133 requires that all derivatives, whether designed in hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") in the consolidated statement of stockholders' equity and are recognized in the consolidated statements of income when the hedged item-effects operations. For a derivative that does not qualify as a cash flow hedge, changes in fair value are recognized in operations.

  Luxottica Group uses derivative financial instruments, principally interest rate and currency swap agreements as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rates. Although it has not done in the past, the Company may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

    On January 1, 2001 as part of the transition adjustment related to the adoption of SFAS No. 133, the Company adjusted the debt associated with the currency swap agreement to fair value and recorded a reduction to OCI of approximately Euro 7.8 million (U.S. Dollars 7 million) as a cumulative transition adjustment for its derivative as a cash flow type hedge upon adoption SFAS No. 133.

    RECENT ACCOUNTING PRONOUNCEMENTS--In August 2001, the FASB issued SFAS
No. 143 ("Accounting for asset retirement obligations"). The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial position or results of operations.

  In July 2002, the FASB issued SFAS No. 146 ("Accounting for costs associated with exit or disposal activities"). SFAS No. 146 requires companies to recognize the costs associated with exit or disposal activities when they are incurred. Currently, these types of costs are recognized at the time management commits the Company to the exit/disposal plan in accordance with Emerging Issues Task force ("EITF") issue No. 94-3 ("Liability recognition for certain employee termination benefits and other costs to exit an activity (Including certain costs incurred in restructuring)"). SFAS No. 146 is effective for exit or disposal activities initiated subsequent to December 31, 2002. Luxottica Group expects that adoption of this statement will not have material impact on the Company's consolidated financial statements.

    In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") ("Guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of other"), which requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligation under certain guarantees it has issued. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. Luxottica Group does not expect the adoption of this Interpretation to have a material impact on the Company's consolidated financial statements.

    In December 2002, the FASB issued SFAS No. 148 ("Accounting for stock-based compensation-transition and disclosure"), an amendment of FASB Statement
No. 123. SFAS No. 148 amends SFAS No. 123 ("Accounting for stock-based compensation"), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Finally, this Statement amends APB Opinion No. 28 ("Interim financial reporting") to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Since the Company is continuing to account for stock-based compensation according to APB No. 25, adoption of SFAS No. 148 requires the Company to provide prominent disclosures about the effects of SFAS No. 123 on reported income and will require disclosure of these effects in interim financial statements as well. Luxottica Group does not expect the adoption of SFAS
No. 148 to have a material effect on its consolidated financial position, results of operations, or cash flows.

    In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") ("Consolidation of variable interest entities"), which requires the consolidation of variable interest entities, as defined. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46 applies to variable interest entities created after January 31, 2003, and to the variable interest entities in which an enterprise obtains an interest after that date. The Interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the enterprise holds a variable interest that it acquired before February 1, 2003. The Company is evaluating the impact of this Interpretation on its consolidated financial statements.

    INFORMATION EXPRESSED IN U.S. DOLLARS--The consolidated financial statements are stated in Euro, the currency of the country in which the Company is incorporated and operates. The translation of Euro amounts into U.S. Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to U.S. Dollar 1.0485. Such rate was determined by the noon buying rate of the Euro to U.S. Dollars as certified for custom purposes by the Federal Reserve Bank of New York as of December 31, 2002. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

    RECLASSIFICATIONS AND EURO CONVERSION--Starting January 1, 2002, certain costs and expenses of the optical retailing division included in the statement of consolidated income have been reclassified. Therefore the presentation of certain prior years information has been reclassified to conform to the current year presentation.

  As part of the European Economic and Monetary Union ("EMU"), a single currency, the Euro, replaced the national currencies of most of the European countries in which the Company conducts business. As a result, all information contained in the consolidated financial statements relating to the period 2000 have been converted at the fixed exchange rate of Euro 1 to Italian Lire 1936.27.

2. RELATED PARTY TRANSACTIONS

    DUE FROM RELATED PARTY--In December 2000, Luxottica Group became a listed public company also on the Italian Stock Exchange. Expenses incurred in the listing process were to be recovered from the majority shareholder of the Company (La Leonardo Finanziaria S.r.l.). As of December 31, 2001, an amount of Euro 1.4 million was included in account receivables. This amount was repaid in full in 2002.

    FIXED ASSETS--In January 2002, a subsidiary of Luxottica Group acquired for Euro 28.5 million certain assets and a loan from "Partimmo S.a.S.", a company owned by the Company's Chairman. The assets acquired were a building, including all improvements for a total cost of Euro 42.0 million. The Company's headquarter is located in this building. The loan acquired had an outstanding balance of Euro 20.6 million on such date. In connection with the acquisition of this building the Company's subsidiary entered into an agrement with the Chairman who leases for Euro 0.5 million annually a portion of this building. The expiration date of this lease is 2010.

    INVESTMENT--On December 31, 2001, a U.S. subsidiary held on 1,205,000 of the Company's ordinary shares, which had been previously purchased at a cost of U.S. Dollars 3.1 million (Euro 2.3 million at historical exchange rate). These shares were sold during 2002 at an after-tax net profit of U.S. Dollars 8.8 million (Euro 9.3 million) and were recorded as an increase to the Company's additional paid-in capital balance. Approximately 63 percent of these shares were sold to a related party at an after-tax net gain of U.S. Dollars 4,273,000 (Euro
4.4 million).

3. INVENTORIES

Inventories consisted of the following (thousands of Euro):

--------------------------------------------------------------------------------
                                                                  December 31,
                                                                2001       2002
---------------------------------------------------------------------------------
Raw materials and packaging                                    59,460     64,581
Work-in process                                                23,634     22,624
Finished goods                                                288,312    318,827
TOTAL                                                         371,406    406,032
---------------------------------------------------------------------------------

4. ACQUISITIONS AND INVESTMENTS

a)  Ray-Ban

    On June 26, 1999, Luxottica Group acquired certain assets and liabilities of the Eyewear Division of Bausch & Lomb Incorporated. ("Ray-Ban"). The transaction included all of the Bausch & Lomb sunglass lines, including the Ray-Ban, Revo, Arnette and Killer Loop brands. The acquisition of Bausch & Lomb's eyewear business was accounted for by the purchase method, and accordingly, the purchase price of approximately Euro 635 million (U.S. Dollars 655 million) was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. During 2000, the Company finalized the assumed value of all liabilities and in connection therewith increased goodwill by approximately Euro 150 million. The excess of purchase price over net assets acquired ("goodwill") has been recorded in the accompanying consolidated balance sheet and, prior to 2002, was amortized over a 20 year life.

    In accordance with the terms of the Purchase Agreement, the purchase price was subject to a post-closing adjustment based upon the amount of the Closing Net Operating Assets, as defined by the Purchase Agreement.

    In 2001, as a result of the business combination between two wholly-owned subsidiaries, deferred tax assets previously deemed less likely than not to be realized were thereafter considered realizable in the amount of Euro
66.5 million. As a result of this reversal of the valuation allowance, goodwill was been reduced by an equal amount.

    On January 22, 2002, Luxottica Group resolved its dispute with Bausch & Lomb Incorporated relating to the purchase agreement of assets and liabilities acquired. The result of this settlement was a purchase price reduction of U.S. Dollars 42 million to Luxottica Group. As a result of this agreement, goodwill and due to Bausch & Lomb Incorporated previously recorded was reduced and a net receivable of U.S. Dollars 23 million for the balance due by Bausch & Lomb Incorporated was included in the Company's 2001 consolidated financial statements. The net receivable was subsequently realized. As a consequence of the settlement agreement, goodwill was further reduced for an amount of Euro
36.2 million in 2001.

b) Sunglass Hut International, Inc.

    On February 20, 2001, Luxottica Group formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On
April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted by using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded as of December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

    The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows:

--------------------------------------------------------------------------------
                                                              THOUSANDS
                                                               OF EURO
ASSETS PURCHASED
  Cash and cash equivalents                                     17,023
  Inventories                                                   90,034
  Property, plant and equipment                                113,212
  Prepaid expenses and other current assets                     14,717
  Accounts receivable                                            2,161
  Trade name                                                   340,858
  Other assets including deferred tax assets                    34,657

LIABILITIES ASSUMED
  Accounts payable and accrued expenses                       (101,020)
  Other current liabilities                                    (52,200)
  Deferred tax liabilities                                    (135,340)
  Long-term debts                                             (128,691)
  Bank overdraft                                              (104,155)
FAIR VALUE OF NET ASSETS                                        91,256
Other intangible assets (including goodwill)                   466,790
TOTAL PURCHASE PRICE                                           558,046
--------------------------------------------------------------------------------

    Pro-forma consolidated statements of operation for each year ended
December 31, 2000 2001, assuming the acquisition took place at January 1, 2000:

-----------------------------------------------------------------------------------
                                                                2000        2001
                                                               (Thousands of Euro)
-----------------------------------------------------------------------------------
Sales                                                         3,110,988   3,211,063
Operating income                                                440,489     490,998
Net income                                                      248,000     297,851

Number of shares (thousands)                                    449,988     451,037

Earnings per share (Euro)                                          0.55        0.66
-----------------------------------------------------------------------------------



c) First American Health Concepts, Inc.

    During 2001, Luxottica Group acquired all outstanding shares of First American Health Concepts, Inc. ("FAHC"), a publicly traded company on the American Stock Exchange, for approximately Euro 27.7 million (U.S. Dollars
23.5 million), net of cash acquired (Euro 3.6 million or U.S. Dollars
3 million). FAHC markets and administers vision care plans throughout the United States of America. FAHC tangible assets and liabilities assumed were insignificant individually and in aggregate and accordingly substantially the entire purchase price was allocated to goodwill. No pro-forma financial information is required as the acquisition was not material to the Company's consolidated financial statements.

d) Other acquisitions and establisments:

    --In 2001, Luxottica Group established a new subsidiary, Luxottica Poland Sp. Z.o.o, which is 75 percent-owned by the Company. Luxottica Poland is a wholesale subsidiary with an initial investment of approximately Euro
0.1 million.

    --In 2001, Luxottica Group acquired the remaining interest in some manufacturing and wholesale subsidiaries (Tristar Optical Co., Ltd and Luxottica Australia PTY, Ltd) for an aggregate cash consideration of Euro 8.5 million. These subsidiaries have been accounted for as step acquisitions and the Company has recorded goodwill of approximately Euro 4.8 million in connection therewith.

    --In 2001, Luxottica Group acquired 51 percent of capital stock of Mirarian Marketing Ltd for an initial investment of Euro 1.9 million. The subsidiary is engaged in marketing and sales activity of the Company's products in Asia.

    --During 2002 the Company acquired six retail companies for an aggregate amount of Euro 35.0 million (U.S. Dollars 33.5 million). All tangible assets and liabilities assumed were insignificant individually and in aggregate and, accordingly, substantially the entire purchase price were allocated to goodwill. No pro-forma financial information is required as the acquisitions were not material to the Company's consolidated financial statements. One of these company is accounted for under the equity method.

    --At the end of 2002, the Company established a new wholly owned subsidiary in China, Luxottica Tristar Optical Co. with an initial investment of Euro
3.8 million. The subsidiary is engaged in the manufacturing and distribution of frames worldwide.

5. PROPERTY, PLANT AND EQUIPMENT--NET

Property, plant and equipment consisted of the following (thousands of Euro):


-------------------------------------------------------------------------------------
                                                                   December 31,
                                                                 2001         2002
-------------------------------------------------------------------------------------
Land and buildings                                              408,501      451,900
Machinery and equipment                                         366,335      366,027
Aircraft                                                         24,252       25,185
Other equipment                                                 324,380      263,340
Building, held under capital lease                                2,332        2,332
                                                              1,125,800    1,108,784
Less: accumulated depreciation and amortization                 624,454      602,239

TOTAL                                                           501,346      506,545

-------------------------------------------------------------------------------------

    Depreciation and amortization expenses for the years ended December 31, 2000, 2001 and 2002 are Euro 86.1 million, Euro 101.1 million and Euro
103.8 million, respectively. Included in other equipment is approximately Euro
51.6 million and Euro 25.1 million of construction in-progress as of December 31, 2001 and 2002, respectively.

6. INTANGIBLE ASSETS--NET

Intangible assets consisted of the following (thousands of Euro):


-------------------------------------------------------------------------------------
                                                                   December 31,
                                                                2001         2002
-------------------------------------------------------------------------------------
Goodwill, which arose in connection with the acquisition of
LensCrafters, net of accumulated amortization of Euro
208,082 thousands and Euro 176,646 thousand as of December
31, 2001 and 2002, respectively(a)                              577,133      489,944

Goodwill, which arose in connection with the acquisition of
Ray-Ban, net of accumulated amortization of Euro 44,575
thousands and Euro 44,575 thousand as of December 31, 2001
and 2002, respectively (see Note 4)(b)                          231,194      228,354

Goodwill, which arose in connection with the acquisition of
Sunglass Hut International, net of accumulated amortization
of Euro 24,556 and Euro 13,681 thousand as of December 31,
2001 and 2002, respectively (see Note 4)(c)                     635,837      409,036

LensCrafters trade name, the value of which has been
established as part of an independent valuation performed in connection with the acquisition ofLensCrafters, net of
accumulated amortization of Euro 65,498 thousand and Euro
63,996 thousands as of December 31, 2001 and 2002,
respectively(d)                                                 181,665      145,827

Ray-Ban acquired trade names, net of accumulated
amortization of Euro 42,295 and Euro 48,896 thousand as of
December 31, 2001 and 2002, respectively (see Note 4)(d)        258,775      230,305

Sunglass Hut International trade name, the value of which
has been established as part of an independent valuation
performed in connection with the acquisition of Sunglass
Hut, net of accumulated amortization of Euro 20,162 thousand
as of December 31, 2002 (see note 4)(d)                              --      267,868

Goodwill, which arose in connection with other business
acquisitions, net of accumulated amortization of Euro 47,344 thousands and Euro 43,589 thousand as of December 31, 2001
and 2002, respectively(e)                                       106,100      117,325

Other intangibles, net                                           19,036       27,867

TOTAL                                                         2,009,740    1,916,526
-------------------------------------------------------------------------------------

(a) The acquisition of LensCrafters in 1995 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (U.S. Dollars 698.9 million) was recorded in the accompanying consolidated balance sheets. Since the Company changed its accounting, effective January 1, 2002, for goodwill will no longer be subjected to periodic amortization matter, but rather will be subjected to an impairment test method. Amortization expense for the year ended
    December 31, 2001 was Euro 31.2 million. In connection with the acquisition of LensCrafters incurred in May 1995, Luxottica Group recorded certain liabilities for commitments and other costs expected to be paid in future periods. As a result of negotiations with vendors and other settlements, the Company settled these liabilities at an amount less than the accrual set up at the date of the acquisition. Accordingly, included in the consolidated results for fiscal 2001 and 2002 is income of approximately Euro
    10.1 million (U.S. Dollars 9 million) and Euro 3.8 million (U.S. Dollars
    4.0 million), net of taxes, for the final settlement of these liabilities, respectively.

(b) The acquisition of Ray-Ban in 1999 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (Euro 272.9 million) was recorded in the accompanying consolidated balance sheets. Since the Company changed its accounting, effective January 1, 2002, for goodwill will no longer be subjected to periodic amortization matter, but rather will be subjected to an impairment test method. Amortization expense for the year ended December 31, 2001 was of Euro 16.2 million.

(c) The acquisition of Sunglass Hut International in 2001 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (Euro 466.7 million) was recorded in the accompanying consolidated balance sheets. Since the Company changed its accounting, effective January 1, 2002, for goodwill will no longer be subjected to periodic amortization matter, but rather will be subjected to an impairment test method. Amortization expense for the year ended December 31, 2001 was of Euro 14.5 million.

(d) The LensCrafters, Ray-Ban and Sunglass Hut International trade names continue to be amortized on a straight-line basis over a period of 25 years, 20 years and 25 years, respectively, as the Company believes these trade names to be finite life assets.

(e) Goodwill was also created as the difference between the purchase price paid over the value of net assets of many additional businesses acquired, resulting from retail locations and wholesales entities over the past several years. Beginning in fiscal 2002, goodwill is no longer amortized on a finite-life basis but tested for impairment annually in accordance with SFAS No. 142. Amortization for the year ended December 31, 2001 in such goodwill, exclusive of the amortization of the LensCrafters, Ray-Ban and Sunglass Hut International goodwill discussed in (a), (b), (c) above, was approximately Euro 9.2 million.
--------------------------------------------------------------------------------

7. INCOME TAXES

    The provisions for income taxes consisted of the following (thousands of Euro):


-------------------------------------------------------------------------------------------
                                                                 Year ended December 31,
                                                                2000       2001       2002
-------------------------------------------------------------------------------------------
CURRENT
  Italian companies                                            13,738     15,079     52,616
  Foreign companies                                           101,984    124,354    117,865
                                                              115,722    139,433    170,481
DEFERRED
  Italian companies                                            (8,422)   (10,619)   (14,204)
  Foreign companies                                            (5,812)    (5,364)     6,419
                                                              (14,234)   (15,983)    (7,785)
TOTAL                                                         101,488    123,450    162,696
-------------------------------------------------------------------------------------------

    The Italian statutory tax rate is the result of two components: national ("IRPEG") and regional ("IRAP") tax. IRAP could have a substantially different base for its computation. In 2001, the statutory tax rate was reduced to
40.25 percent.

    Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

----------------------------------------------------------------------------------------------------
                                                                     Year ended December 31,
                                                                2000           2001           2002
----------------------------------------------------------------------------------------------------
Italian statutory tax rate                                      41.3%          40.3%          40.3%
Aggregate effect of different rates in foreign jurisdictions    (0.5%)         (1.6%)         (2.3%)
Permanent differences, principally losses in subsidiary
  companies funded through capital contributions, net of
  non-deductible goodwill                                      (12.8%)        (10.7%)         (7.8%)
EFFECTIVE RATE                                                  28.0%          28.0%          30.2%

----------------------------------------------------------------------------------------------------

    For income tax purposes, the Company and its Italian Subsidiaries file tax returns on a separate company basis.

    The deferred tax assets and liabilities as of December 31, 2001 and 2002, respectively are comprised of (thousands of Euro):

---------------------------------------------------------------------------------------------------
                                                                          December 31,
                                                                    2001                2002
                                                                DEFERRED TAX        DEFERRED TAX
                                                              ASSET/(LIABILITY)   ASSET/(LIABILITY)
---------------------------------------------------------------------------------------------------
CURRENT PORTION
Inventory                                                           64,821              43,459
Insurance and other reserves                                        20,106              16,993
Restructuring reserve                                               49,826              24,080
Net operating losses--carryforward                                  46,004              48,120
Loss on investments                                                 15,901              14,128
Dividends                                                          (49,704)             (5,616)
Other, net                                                          16,247               6,924
NET CURRENT DEFERRED TAX ASSETS                                    163,201             148,088

NON-CURRENT PORTION
Difference in basis of fixed assets                                (63,642)            (53,486)
Net operating losses--carryforward                                 200,893             128,016
Sale of businesses                                                   2,554               2,023
Restructuring reserve                                               22,903               5,265
Occupancy reserves                                                   4,398               5,473
Depreciation                                                        (4,197)             (3,042)
Employee-related reserves (including minimum pension
  liability)                                                         7,119              21,845
Trade name                                                              --            (104,643)
Trade mark lease                                                   (38,712)            (55,777)
Valuation allowance                                               (149,272)            (76,285)
Other, net                                                           7,674               8,806
NET NON-CURRENT DEFERRED TAX LIABILITIES                           (10,282)           (121,805)
---------------------------------------------------------------------------------------------------


    Percentages ranging from 36 percent to 41.25 percent were applied to the individual deferred tax items, based on the different deductibility allowed by the new regional tax. From 2001 percentage of income tax has been reduced to
40.25 percent. Beginning 2003, the income tax percentage has been reduced to
38.25 percent. As a consequence, deferred tax assets and liabilities have been recomputed according with the new tax rate. The immaterial result of the change in the Italian tax rate has been included in deferred tax income.

    Tax years for Italian companies are open from 1997 and subject to review pursuant to Italian Law. Certain Luxottica Group companies have been subject to tax reviews for previous years. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

    As of December 31, 2002, the taxes that would be due on the distribution of retained earnings, including net earnings of the year, of subsidiaries for the year 2002 and prior to the related parent company would approximate Euro
121.5 million. Luxottica Group has not provided an accrual for taxes on such distributions, nor has it provided an accrual for taxes on its investments in such subsidiaries as the likelihood of distribution is remote and such earnings and investments are deemed to be permanently reinvested. In connection with the 2002 earnings of certain subsidiaries, the Company has provided for an accrual for Italian income taxes related to declared dividends of earnings.

    As of December 31, 2001 and 2002, the Company has recorded an aggregate valuation allowance of Euro 149.3 million and Euro 76.3 million, respectively, against deferred tax assets recorded in connection with net operating losses.

    In connection with various founded capital contributions, certain Italian subsidiaries, which file tax returns on separate company basis, have incurred net operating losses, which expire in five years. It is management's belief that such net operating losses are not more likely that not to be realized in future periods, valuation allowances have been recorded in the Company's consolidated financial statements.

Management will continue to evaluate the likelihood of such deferred tax assets and will reverse such valuation allowance when realization of deferred tax assets become more likely than not.

8. LONG-TERM DEBT

Long-term debt consisted of the following (thousands of Euro):


-------------------------------------------------------------------------------------
                                                                   December 31,
                                                                2001         2002
-------------------------------------------------------------------------------------
Credit agreement with various financial institutions(a)         775,000      675,000
Notes payable issued by Luxottica Luxembourg, interest at
3.625 percent, subsequently repaid(b)(c)                        350,000           --
UniCredito Italiano credit facility(d)                               --      333,810
San Paolo IMI credit facility, subsequently repaid(e)           212,309           --
Notes payable, interests at 8.63 percent, payable
semi-annually, subsequently repaid(f)                            49,738           --
5.25 percent convertible subordinated notes, net of
un-amortized discount of Euro 225 thousand, interest payable
semi-annually, subsequently repaid(g)                            77,128           --
Capital lease obligations, payable in installments through
2005                                                                985        1,040
Loans with banks and other third parties, interest at
various rates (from 2.47 to 4.48 percent per annum), payable in installments through 2017. Certain subsidiaries' fixed
assets are pledged as collateral for such notes                   6,218       24,139

TOTAL                                                         1,471,378    1,033,989

Less: current maturities                                      1,339,131      178,335

LONG-TERM DEBT                                                  132,247      855,654
-------------------------------------------------------------------------------------

(a) In June 2000, Luxottica Group entered into a credit agreement with several financial institutions. The credit facility provided for a total maximum borrowing of Euro 500 million. This unsecured credit facility expires in June 2003, and allows the Company to select interest periods of one, two, three or six months.

    In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut International, as described earlier. The credit facility was unsecured and on December 27, 2002, the amount outstanding at that time was repaid in full.

    In December 2002, Luxottica Group entered into a new unsecured credit facility with Banca Intesa S.p.A. for a maximum available line of Euro
    650 million. This line of credit maintains a term portion of Euro
    500 million which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues based on Euribor as defined in the agreement plus 0.45 percent (3.317 percent on December 31, 2002). The revolver portion allows the Company a maximum line available of Euro
    150 million which can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor as defined in the agreement plus
    0.45 percent (3.40 percent on December 31, 2002). The final maturity of all outstanding principle amounts and interest is December 27, 2005. The Company has the option to choose interest periods of one, two or three months. The debt contains financial covenants of minimum EBITDA and maximum debt to equity ratios as defined in the agreement. Luxottica Group is in compliance with those covenants.

    In December 2002, the Company entered into two interest rate swap transactions (the "Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million, which will decrease by Euro
    100 million on June 27, 2004 and by Euro 25 million during each subsequent three-month period. The Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility disclosed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of
    2.985 percent per annum.

(b) In June 1999, Luxottica Luxembourg (a subsidiary of the Company) issued Euro 350 million of notes ("Euroloan"). The Euroloan principal matured in June 2002 and required annual interest payments to be made based on a fixed interest rate of 3.625 percent, as defined in the Euroloan agreement. Notes were repaid in full.

(c) In November 1999, a subsidiary of the Company entered into a currency swap agreement ("Swap 99") with an Italian bank. Swap 99 terminated on June 25, 2002 whereby the Company's notional amount of U.S. Dollars 350.2 million was paid and received a notational amount of Euro 340 million.

(d) In June 2002, a U.S. subsidiary entered into a U.S. Dollars 350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A the proceeds of which refinanced the Euroloan noted in
    (b) above. The new credit facility is guaranteed by Luxottica Group and matures in June 2005. The term loan portion of the credit facility provided U.S. Dollars 200 million of borrowing and requires equal quarterly principal installments beginning March 2003. The revolving loan portion of the credit facility allows for a maximum borrowings of U.S. Dollars 150 million. Interest accrues at Libor as defined in the agreement plus 0.5 percent (1.905 percent as of December 31, 2002) and the credit facility allows the Company to select interest periods of one, two or three months. The credit facility contains financial and operating covenants. The Company is in compliance with those covenants.

    The U.S. subsidiary entered into a Convertible Swap Step-Up ("Swap 2002") with an initial notional amount of U.S. Dollars 275 million which decreases quarterly by U.S. Dollars 20 million starting March 17, 2003. The Swap 2002 expiration date is June 17, 2005. Swap 2002 was entered into to convert the UniCredito floating rate credit agreement to a mixed position rate agreement. Swap 2002 allows the U.S. subsidiary to pay a fixed rate of interest if Libor remains under certain defined thresholds and for the U.S. subsidiary to receive an interest payment of the three month Libor rate as defined in the agreement. This amount is settled net every three months. This derivative instrument does not qualify for hedge accounting under SFAS No. 133 and as such is marked to market with the gain or losses from the change in value included in the consolidated financial statements. As of December 31, 2002 a loss of Euro 2.6 million is included in current operations.

(e) In December 2000, the Company received a credit facility of Euro
    256.3 million from San Paolo IMI S.p.A. Bank. The credit facility, utilized as of December 31, 2001 for an amount of Euro 212.3 million, was pledged by a restricted cash deposit in a U.S. subsidiary's bank account for an amount of U.S. Dollars 190 million (Euro 213.5 million). In June 2002 the credit facility matured and the amount outstanding at that time was paid in full.

(f) As of December 31, 2001, a subsidiary of Luxottica Group had notes outstanding issued under a bond indenture which matured and was paid in full in October 2002.

(g) The Company's subsidiary Sunglass Hut International, issued Euro
    129 million (U.S. Dollars 115 million) principal amount of convertible subordinated notes to certain qualified institutional investors. The resale of these convertible subordinated notes was later registered with the Securities and Exchange Commission in October 1996. The notes accrued interest at 5.25 percent payable semi-annually and were to mature in
    June 2003. The notes were subordinated to all existing and future indebtedness of the Company. In March 2002, Luxottica Group redeemed the outstanding convertible subordinates notes at the redemption price set forth in the bond agreement. The net loss on the extinguishment of the debt was not material to the Company's consolidated financial statements.
--------------------------------------------------------------------------------

    Long-term debt matures in the years subsequent to December 31, 2003 as follows (thousands of Euro):

-------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------
2004                                                                    378,168
2005                                                                    457,984
2006                                                                      1,540
2007                                                                      1,606
2008                                                                      1,674
Thereafter                                                               14,682

TOTAL                                                                   855,654
-------------------------------------------------------------------------------


9. EMPLOYEE BENEFITS

    LIABILITY FOR TERMINATION INDEMNITIES--The liability for termination indemnities represents amounts accrued for employees in Australia, Austria, Greece, Israel, Italy and Japan, determined in accordance with labor laws and labor agreements in each respective country. Each year, Luxottica Group adjusts its accrual based upon headcount, changes in compensation level and inflation. This liability is not funded. Therefore, the accrued liability represents the amount that would be paid if all employees were to resign or be terminated as of the balance sheet date. This treatment is in accordance with SFAS No. 112 ("Employers' accounting for post employment benefits"), which requires employers to expense the costs of benefit paid before retirement (i.e. severance) over the service lives of employees. The charge to earnings during the years ended December 31, 2000, 2001 and 2002 aggregated Euro 8.5 million, Euro 7.8 million and Euro 5.7 million, respectively.

    DEFINED BENEFIT PLANS--During 1998, a U.S. subsidiary of the Company ("U.S. Holding") merged all of its pension plans into a single plan sponsored by a U.S. subsidiary. This plan covers substantially all employees of the U.S. subsidiaries and affiliates. This pension plan was amended effective January 1, 2002 to allow the employees of Sunglass Hut International to participate in the plan.

    The Company's funding policy is in accordance with minimum funding requirements of the Employee Retirement Income Security Act of 1974 as amended. No contributions were made in 2000,

2001 and 2002. Net periodic pension cost for 2000, 2001 and 2002 includes the following components (thousands of Euro):


--------------------------------------------------------------------------------------------
                                                                2000       2001       2002
--------------------------------------------------------------------------------------------
Service cost                                                    8,791      9,776     10,518
Interest cost                                                  11,405     12,901     12,168
Return on plan assets                                         (13,918)   (16,123)   (14,672)
Net amortization and deferral                                     759        747        671

NET PERIODIC PENSION COST                                       7,037      7,301      8,685
--------------------------------------------------------------------------------------------

    For convenience all amounts are translated at noon buying rate in effect at the end of each year.

    The following table summarizes key information pertaining to the Company's defined benefit plan as of September 30, 2001 and 2002 (thousands of Euro):


---------------------------------------------------------------------------------
                                                                2001       2002
---------------------------------------------------------------------------------
Change in benefits obligation:
Benefit obligation, beginning of year                         170,132    194,634
Translation differences                                         5,892    (29,365)
Service cost                                                    9,838     10,518
Interest cost                                                  12,983     12,168
Actuarial loss                                                  3,586     20,219
Benefits paid                                                  (7,797)    (6,602)

BENEFIT OBLIGATION, END OF YEAR                               194,634    201,572
Change in plan assets:
Fair value of plan assets, beginning of year                  218,306    180,860
Translation differences                                         7,559    (27,323)
Actual return in plan assets                                  (37,208)   (14,385)
Benefits paid                                                  (7,797)    (6,602)

FAIR VALUE OF PLAN ASSETS, END OF YEAR                        180,860    132,550

Funded status                                                 (13,774)   (69,021)
Unrecognized net actuarial gain                                 8,677     56,643
Unrecognized prior service cost                                 4,797      3,439
ACCRUED BENEFIT COSTS                                            (300)    (8,939)
---------------------------------------------------------------------------------


---------------------------------------------------------------------------------
                                                                2001       2002
---------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheet
  consist of the following:
LIABILITIES
Accrued pension cost                                              300      8,939
Additional minimum liability                                       --     41,565
LIABILITIES--OTHER LONG TERM LIABILITIES                          300     50,504
ASSET--INTANGIBLE ASSET                                            --      3,439
EQUITY--OTHER COMPREHENSIVE INCOME                                 --     38,126
WEIGHTED AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30:
Discount rate                                                    7.25%      6.50%
Expected return on assets                                        9.00%      9.00%
Rate of compensation increase                                    5.50%      5.50%
---------------------------------------------------------------------------------

    Plan assets were invested in equity securities, United States Government obligations, other fixed income securities and money market funds.

    SUPPLEMENTAL RETIREMENT PLAN--A U.S. subsidiary of Luxottica Group maintains an unfunded supplemental retirement plan for participants of its Pension Plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability associated with this plan is accrued using the same actuarial methods and assumptions as those used for the subsidiary's Pension Plan noted above, and such amounts are not material to the consolidated financial statements.

    HEALTH BENEFIT PLANS--A U.S. subsidiary of the Company partially subsidizes health care benefits for eligible retirees. Included in other non-current liabilities on December 31, 2001 and 2002 is approximately Euro 1.7 million and Euro 1.6 million of accrued benefits, respectively.

    OTHER BENEFITS--A U.S. subsidiary of Luxottica Group provides certain post-employment medical and life insurance benefits. The Company's accrued liability related to this obligation as of December 31, 2001 and 2002 was Euro
1.4 million and Euro 1.3 million, respectively.

    SAVING PLAN--Luxottica Group also sponsors a tax incentive savings plan covering all employees. U.S. Holding makes quarterly contributions in cash to the plan based on a percentage of employees' contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Company's American Depositary Receipts (ADRs) or cash. Aggregate contributions made to the tax incentive savings plan by the Company for the years ended December 31, 2001 and 2002 were Euro 9.1 million and Euro
6.4 million, respectively.

10. STOCK OPTION AND INCENTIVE PLANS

    STOCK OPTION PLAN--Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group under the Company's stock option plan. The stock options were granted at a price equal to the market value of the shares at the date of grant. These options become exercisable in three equal annual installments from the date of grant and expire on or before January 31, 2011.

    As Luxottica Group has elected to apply Accounting Principles Board Opinion No. 25, ("Accounting for stock issued to employees"), no compensation expense was recognized because the option exercise price was equal to the fair market value on the date of grant.

    The following table summarizes information about stock options outstanding as of December 31, 2002 as analyzed for the stock split (see note 11):

--------------------------------------------------------------------------------------------
                                                                            Weighted average
                                                                Number       exercise price
                                                              of options      (Denominated
                                                              outstanding     in Euro)(3)
--------------------------------------------------------------------------------------------
OUTSTANDING AS OF JANUARY 1, 2000                              6,099,800           5.75
Granted                                                        2,142,200           9.52
Forfeitures                                                     (467,400)          6.75
Exercised                                                     (1,042,700)          6.31
OUTSTANDING AS OF DECEMBER 31, 2000                            6,731,900           6.80
Granted                                                        2,079,300          17.08
Forfeitures                                                     (119,900)         10.34
Exercised                                                     (1,283,517)          6.49
OUTSTANDING AS OF DECEMBER 31, 2001                            7,407,783           9.67
Granted                                                        2,348,400          16.98
Forfeitures                                                     (248,367)         14.54
Exercised                                                     (1,397,783)          6.67
OUTSTANDING AS OF DECEMBER 31, 2002                            8,110,033          11.51
--------------------------------------------------------------------------------------------


(3) For convenience all amounts are translated at noon buying rate in effect at the end of each year.

Stock options outstanding as of December 31, 2002 are summarized as follows:


----------------------------------------------------------------
   Exercise price
     denominated          Number        Number       Remaining
     in Euro(4)         outstanding   exercisable   life (Years)
----------------------------------------------------------------
    7.38                   953,533       953,533        4.1
    4.38                 1,513,300     1,513,300        5.1
    9.52                 1,538,400       945,200        6.1
    14.49                1,863,500       585,700        7.1
    16.98                2,241,300            --        8.1
----------------------------------------------------------------


(4) Certain options were granted in U.S. Dollars and have been converted for the footnote as of December 31, 2002 conversion rate of the Euro to the U.S. Dollar of 1 to 1.0485.

Included as an addition to the Luxottica Group's paid-in-capital account in fiscal 2001 and 2002 is Euro 3.1 million and Euro 3.9 million, respectively of tax benefits the Company received from employees exercising these stock options.

STOCK INCENTIVE PLAN

    Luxottica Group granted stock options to certain employees under an incentive plan. These options vest and became exercisable only if certain financial performance measures are met over a three year period ending
December 2004. As of December 31, 2002, there are 970,000 shares outstanding at an exercise price of Euro 15.32 (U.S. Dollars 16.06) per share. Compensation expense will be recognized for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known.

11. SHAREHOLDERS' EQUITY

In June 2001 and 2002, at the Company's Annual Shareholders' Meetings, cash dividends of Euro 63.3 million and Euro 77.2 million, respectively, were approved. These amounts became payable in July 2001 and 2002, respectively. Italian law requires that 5 percent of net income be retained, as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings as of December 31, 2001 and 2002 aggregated Euro 7.5 million and Euro 6.4 million, respectively. In addition, there is an amount of Euro 2.3 million, which represents other legal reserves of foreign entities that is not available for dividends to the shareholders.

    On May 3, 2000, the Shareholders' Meeting approved a two-for-one stock split of the Company's common stock. All prior years presented have been restated to reflect the stock split, as if they occurred on the first day of earliest period presented.

    On June 26, 2001, as consequence of Euro conversion, an amount of Euro
3.8 million was recognized as free capital stock increase.

    In accordance with SFAS No. 87, Luxottica Group has recorded a minimum pension liability for underfunded plan of Euro 41.6 million as of December 31, 2002, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net obligation, in which case the increase in liabilities is charged directly to shareholders' equity. The principal cause of the deterioration of the funded status in the pension liability was caused by negative returns from investments held in the worldwide equity market. As of December 31, 2002, Euro 26.5 million of the excess minimum liability, net of income taxes, resulted in a charge to equity.

    A U.S. subsidiary held as of December 31, 2001, 1,205,000 of Luxottica Group's ordinary shares, which had been previously purchased at a cost of U.S. Dollars 3.1 million (Euro 2.9 million at December 31, 2002 noon buying rate). These shares were sold during 2002 at an after-tax net profit of U.S. Dollars
8.8 million (Euro 9.3 million) and were recorded as an increase to the Company's additional paid-in capital balance. See also note 2.

    In September 2002 the Board of Directors authorized a wholly owned U.S. subsidiary to repurchase through the open market up to 11,500,000 Luxottica Group's ADRs, representing 2.5 percent of the authorized and issue share capital, during a 18-month period starting in September 2002. The actual amount and timing of the ADR purchases will depend on market conditions and other factors. Through December 31, 2002, the U.S. subsidiary has purchased 1,911,700 ADRs at an aggregate purchase price of Euro 24.5 million (U.S. Dollars
24.8 million). In connection with the repurchase, an amount of Euro
24.5 million has been accounted as treasury shares in the Company's consolidated financial statements. The market value of the stock as of December 31, 2002 is approximately Euro 24.6 million (U.S. Dollars 26.0 million).

12. SEGMENTS AND RELATED INFORMATION

Luxottica Group adopted SFAS No. 131, ("Disclosures About Segments of an Enterprise and Related Information"), in 1998. The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and suglasses. The Company operates in the retail segment through its Optical Retail Division, consisting of LensCrafters, Inc. and, since April 2001, Sunglass Hut International. As of December 31, 2002, LensCrafters operated 882 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,914 stores located internationally in North America, Europe and Australia.

    The following tables summarize the segmental and geographic information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

    The "Inter-segments transactions and corporate adjustments" column includes the elimination of inter-segment activities and corporate related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.



----------------------------------------------------------------------------------------------------
                                                                       Inter-segments
           (thousands of Euro)             Manufacturing                transactions
               Year Ended                       and                    and corporate
              December 31,                   wholesale      Retail      adjustments     Consolidated
----------------------------------------------------------------------------------------------------
2002
Net revenues                                 1,128,670     2,158,346       (154,815)     3,132,201
Operating income                               287,627       319,425         (5,544)       601,508
Capital expenditure                             81,651        91,679             --        173,330
Depreciation and amortization                   46,298        77,217         22,465        145,980
Identifiable assets                          1,431,317       882,113      1,272,902      3,586,332
2001
Net revenues                                 1,146,595     2,112,575       (194,263)     3,064,907
Operating income                               287,570       320,149        (98,227)       509,492
Capital expenditure                             45,801        77,674             --        123,475
Depreciation and amortization                   63,162        84,288         64,457        211,907
Identifiable assets                          1,327,993       954,653      1,665,716      3,948,362
2000
Net revenues                                 1,076,241     1,444,536       (103,989)     2,416,788
Operating income                               253,596       202,298        (43,973)       411,921
Capital expenditure                             40,512        37,846             --         78,358
Depreciation and amortization                   68,828        62,808         43,595        175,231
Identifiable assets                          1,498,789       547,271        922,148      2,968,208
----------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
        (thousands of Euro)                                                Adjustments
            Year Ended                              North                      and
           December 31,              Italy (6)   America (6)   Other (6)   eliminations   Consolidated
------------------------------------------------------------------------------------------------------
2002
Net revenues(5)                      1,009,882    2,274,390     675,941      (828,012)     3,132,201
Operating income                       207,250      323,038      82,187       (10,965)       601,508
Identifiable assets                    974,412    2,457,955     421,748      (267,783)     3,586,332
2001
Net revenues(5)                        996,442    2,283,939     622,331      (837,805)     3,064,907
Operating income                       240,581      328,518      68,752      (128,359)       509,492
Identifiable assets                  1,161,117    2,828,158     416,278      (457,191)     3,948,362
2000
Net revenues(5)                        889,788    1,713,660     563,150      (749,810)     2,416,788
Operating income                       217,463      222,618      51,294       (79,454)       411,921
Identifiable assets                    914,253    1,769,638     396,428      (112,111)     2,968,208
------------------------------------------------------------------------------------------------------

(5) No single customer represents 5 percent or more of sales in any year presented

(6) Sales, operating income and identifiable assets are the result of combination for legal entities located in the same geographic area

Certain amounts for the years 2001 and 2000 have been reclassified to conform to the 2002 presentation.

13. FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE RISK MANAGEMENT

    Luxottica Group may enter into foreign currency futures contracts on a continuing basis for periods consistent with its managed foreign currency exposures. The Company in certain circumstances does this to minimize the impact of foreign exchange rate movements on the Company's operating results.

    As of December 31, 2001, Luxottica Group had one outstanding contract to sell U.S. Dollars 107 million on January 31, 2002. This contract was denoted as a fair value hedge of the receivable balance from a U.S. subsidiary.

CONCENTRATION OF CREDIT RISK

    Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customer's financial condition are performed.

CONCENTRATION OF SUPPLIER RISK

    As result of the Sunglass Hut International acquisition, Oakley Inc. has become the Luxottica Group's largest supplier. For the 2001 and 2002 fiscal years, Oakley accounted for approximately 9.1 percent and 11.8 percent of the Company's total merchandise purchases, respectively. In December 2001 Luxottica Group signed a three years purchase contract with Oakley. Management believes that the loss of this vendor would not cause a significant impact on the future operations of the Company as it could replace this vendor quickly with other third party and Luxottica Group manufactured products.

14. COMMITMENTS AND CONTINGENCIES

ROYALTY AGREEMENTS

    Luxottica Group is obligated under non-cancelable distribution agreements with designers, which expire at various dates through 2006. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranties of such payments in each year of the agreements. In November 2002, Luxottica Group announced that its license agreement for the production and distribution of the Giorgio Armani and Emporio Armani eyewear collections will terminate in the first half of 2003.

    Minimum payments required in each of the years subsequent to December 31, 2002 are detailed as follows (thousands of Euro):

----------------------------------------------------------------------
YEARS ENDING DECEMBER 31,
2003                                                           18,441
2004                                                           15,303
2005                                                            2,305
2006                                                            2,305
2007                                                               --
TOTAL                                                          38,354
----------------------------------------------------------------------


LEASES AND LICENSES

    Luxottica Group leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under lease arrangements expiring between 2002 and 2015, with options to renew at varying terms. The lease and license arrangements for the Company's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume.

    Future minimum annual rental commitments are as follows (thousands of Euro):


----------------------------------------------------------------------
YEARS ENDING DECEMBER 31,
2003                                                          145,986
2004                                                          132,461
2005                                                          121,739
2006                                                          102,120
2007                                                           75,267
Thereafter                                                    118,907
TOTAL                                                         696,480
----------------------------------------------------------------------


Total rent expense for the years ended December 31, 2000, 2001 and 2002 aggregated Euro 101.1 million, Euro 203.7 million and Euro 276.5 million, respectively.

CREDIT FACILITIES

    As of December 31, 2001 and 2002 Luxottica Group had unused short-term lines of credit of approximately Euro 395.3 million and Euro 308.1 million, respectively.

    These lines of credit are renewed annually and are guaranteed by the Company. At December 31, 2002, there was principal amount of borrowings out-standing and Euro 8.8 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

OUTSTANDING STAND BY LETTERS OF CREDIT

    A U.S. subsidiary has obtained various standby letters of credit from banks that aggregate Euro 9.8 million as of December 31, 2002. Most of these letters of credit are used for security in risk management contracts or as security on store leases. Most contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew.

LITIGATION

    Luxottica Group and certain of its subsidiaries are named as defendants in an action pending in the U.S. District Court for the Central District of California for patent infringement and related claims originally commenced by Oakley, Inc. ("Oakley") in 1998 against Bausch & Lomb Incorporated and certain of its subsidiaries. The alleged liability of the defendants in this action is premised on the fact that, in connection with the Company's acquisition of the Ray-Ban business in 1999, Luxottica Group assumed certain of Bausch & Lomb's liabilities, including the potential liability in this case. Oakley is seeking lost profits and damages for the alleged patent infringement and has asked that the damages be trebled for willful infringement. Various amendments of the complaint have been filed and the defendants have filed an answer to the complaint and certain counterclaims against Oakley. A tentative trial date of March 16, 2004 has been set. Luxottica Group intends to defend against Oakley's claims and assert its own claims vigorously and believes that such defenses and claims are meritorious, but can provide no assurance as to the likely outcome of the case.

    In November 2001, Oakley filed a second action in the same Court naming Luxottica Group and certain of its subsidiaries as defendants. The complaint alleges that the defendants purportedly misappropriated what Oakley claims as certain of its trade dress, allegedly consisting of sunglasses that feature coordinated colored lenses, frames and ear stems. The complaint also asserts that two colors of lens coatings used in manufacturing by the Company and sold by its subsidiaries infringe on an Oakley patent that is also involved in the first action. Oakley seeks a permanent injunction and compensatory and punitive damages. In November 2001, the Court granted a preliminary injunction that prohibits the defendants from offering, selling and importing sunglasses featuring the lenses having the coating. In December 2001, the defendants filed an answer and counterclaims, denying the allegations in Oakley's complaint in all material respects. Defendants' counterclaims assert that Oakley's patent and claimed trade dress should both be declared to be invalid and unenforceable. A tentative trial date of April 27,

2004 has been set. The Company also intends to defend against Oakley's claims and assert its own claims vigorously in this second action and believes that such defenses and claims are meritorious, but can provide no assurance as to the likely outcome of the case.

    In November 1999, Lantis Eyewear, Inc. ("Lantis"), a former distributor of Baush & Lomb, filed a complaint against Luxottica Group and one of its subsidiaries claiming that, in terminating its distribution agreement with Lantis, the Company allegedly breached the agreement. In October 2000, the Court granted a motion by Luxottica Group to dismiss certain other claims made by Lantis, leaving only the breach of contract claim. The Company in November 2000 filed its answer and counterclaim agaist Lantis. In December 2002, the parties entered into a mutual release and settlement agreement and the case was dismissed with prejudice. This settlement did not have a material impact on the Company's 2002 consolidated financial statements.

    In May 2001, certain former stockholders of Sunglass Hut
International, Inc. commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire Sunglass Hut International and certain other defendants, on behalf of a purported class of former Sunglass Hut International stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities, laws and rules there under in connection with the acquisition of Sunglass Hut International in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement, prior to the commencement of the tender offer, with the former chairman of Sunglass Hut International, which purportedly involved paying consideration to such person for his Sunglass Hut International shares and his support of the tender offer that was higher than that paid to Sunglass Hut International's stockholders in the tender offer. Luxottica Group and the other defendants have filed a motion to dismiss the complaint in its entirety, and such motion is pending. The Company intends to defend against such claims vigorously and believes that its defenses are meritorious, but can provide no assurance as to the likely outcome of the case.

    In late 2002 Luxottica Group was informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. Luxottica Group intends to fully cooperate with this investigation by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome or timing of this investigation.

    Luxottica Group and its subsidiaries are defendants in various lawsuits arising in the ordinary course of business. It is the opinion of management of the Company that it has meritorious defenses against all outstanding claims, which Luxottica Group will vigorously pursue, and that the outcome will not have a material adverse effect on either the Company's consolidated financial position or results of operations.

15. SUBSEQUENT EVENTS

In January 2003, Luxottica Group announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames. The initial ten-year agreement is renewable, at the Company's discretion for an additional ten years.

                                   * * * * *

LUXOTTICA GROUP S.p.A. AND SUBSIDIARIES
SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS
(Amounts expressed in Euro thousands)

    Year ended            Balance at   Charged to costs
    December 31          beginning of    and expenses               Other            Deductions     Balance at end
                            period                                                                    of period
------------------------------------------------------------------------------------------------------------------
2000                          15,584              7,301               (229)             (4,553)             18,103
2001                          18,103              5,884               (128)             (1,426)             22,433
2002                          22,433              4,699             (1,665)             (7,369)             18,098

ITEM 19. EXHIBITS

EXHIBITS. The following documents are filed as exhibits herewith, unless otherwise specified and are incorporated herein by reference:

Exhibit
Number              Exhibits
-------             --------
1.1                 Articles of Association of Luxottica Group S.p.A. (incorporated by reference to Amendment No. 3 to Form F-1 (file No.
                    33-32039) filed with the Commission on January 23, 1990).

1.2                 Amended and Restated By-laws of Luxottica Group S.p.A.
                    (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as filed with the Commission on June 30, 2000) (Unofficial English translation filed therewith).

2.1                 Deposit Agreement among Luxottica Group S.p.A., The Bank of
                    New York, as Depositary, and the holders from time to time of American Depositary Receipts, as amended and restated as of July 16, 2001, including the form of American Depositary
                    Receipt annexed thereto (incorporated by reference to our
                    Annual Report on Form 20-F for the year ended December 31, 2001, as filed with the Commission on June 28, 2002).

2.2                 Subscription Agreement, dated June 18, 1999, from Luxottica
                    Luxembourg S.A. and Luxottica Group S.p.A., as guarantor of the Notes, to Credit Suisse First Boston (Europe) Limited and UniCredito Italiano S.p.A., as joint lead managers and Banca Commerciale Italiana, Banca d'Intermediazione
                    Mobiliare IMI, Bayerische Hypo-und Vereinsbank AG, Caboto
                    Holding SIM S.p.A., Merrill Lynch International and Paribas, as managers (incorporated by reference to our Report on Form
                    6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

2.3                 Fiscal Agency Agreement, dated June 25, 1999, between Luxottica
                    Luxembourg S.A., Luxottica Group S.p.A., Bankers Trust
                    Company, Bankers Trust Luxembourg S.A., and Credit Suisse
                    First Boston (incorporated by reference to our Report on
                    Form 6-K dated November 19, 1999, as filed with the
                    Commission on November 23, 1999).

4.1                 Purchase Agreement, dated as of April 28, 1999, between
                    Bausch & Lomb Incorporated and Luxottica Group S.p.A.
                    (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as filed with the Commission on June 30, 1999).

Exhibit
Number              Exhibits
-------             --------
4.2                 First Amendment to Purchase Agreement, dated June 25, 1999, between Bausch & Lomb Incorporated and Luxottica Group
                    S.p.A. (incorporated by reference to our Annual Report on
                    Form 20-F for the fiscal year ended December 31, 1998, as
                    filed with the Commission on June 30, 1999).

4.3                 Second Amendment to Purchase Agreement, dated January 14, 2000, between Bausch & Lomb Incorporated and Luxottica Group
                    S.p.A. (incorporated by reference to our Annual Report on
                    Form 20-F for the fiscal year ended December 31, 1999, as
                    filed with the Commission on June 30, 2000).

4.4                 Third Amendment to Purchase Agreement, dated as of February 3, 2000, between Bausch & Lomb Incorporated and Luxottica Group
                    S.p.A. (incorporated by reference to our Annual Report on
                    Form 20-F for the fiscal year ended December 31, 1999, as
                    filed with the Commission on June 30, 2000).

4.5 Schedules to Purchase Agreement, dated April 28, 1999, between Luxottica Group S.p.A and Bausch & Lomb Incorporated
                    (incorporated by reference to our Report on Form 6-K dated
                    November 19, 1999, as filed with the Commission on November
                    23, 1999).

4.6                 Letter Agreement, dated June 25, 1999, between Luxottica Group
                    S.p.A. and Bausch and Lomb Incorporated (incorporated by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

4.7                 Letter Agreement, dated March 28, 2000, between Luxottica
                    Group S.p.A. and Giorgio Armani S.p.A. (incorporated by reference to our Report on Form 6-K for the quarter ended
                    June 30, 2000, as filed with the Commission on October 6,
                    2000) (Unofficial English translation filed therewith).

4.8                 Letter Agreement, dated March 31, 2000, between Luxottica U.K.
                    and G.A. International Diffusion B.V. (incorporated by reference to our Report on Form 6-K for the quarter ended
                    June 30, 2000, as filed with the Commission on October 6,
                    2000) (Unofficial English translation filed therewith).

4.9                 Letter Agreement, dated September 14, 2000, between Luxottica
                    Group S.p.A. and Giorgio Armani S.p.A. (incorporated by reference to our Report on Form 6-K for the quarter ended
                    September 30, 2000, as filed with the Commission on November
                    20, 2000) (Unofficial English translation filed therewith).

Exhibit
Number              Exhibits
-------             --------
4.10                Letter Agreement, dated September 19, 2000, between
                    Luxottica U.K. Ltd. and G.A. International Diffusion B.V.
                    (incorporated by reference to our Report on Form 6-K for the quarter ended September 30, 2000, as filed with the
                    Commission on November 20, 2000) (Unofficial English
                    translation filed therewith).

4.11                Letter Agreement, dated December 14, 2001, between Luxottica Group
                    S.p.A. and Giorgio Armani S.p.A. (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001, as filed with the Commission on June 28, 2002) (Unofficial English translation filed therewith).

4.12                Letter Agreements, dated December 14, 2001, between Luxottica U.K. Ltd.
                    and G.A. International Diffusion B.V. (incorporated by
                    reference to our Annual Report on Form 20-F for the year ended
                    December 31, 2001, as filed with the Commission on June 28, 2002)
                    (Unofficial English translations filed therewith).

4.13                Agreement and Plan of Merger, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Shade Acquisition Corp. and
                    Sunglass Hut International, Inc. (incorporated by reference to our Report on Form 6-K, dated March 23, 2001, as filed with the Commission on April 18, 2001).

4.14 Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).

4.15 Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).

4.16                Credit Agreement, dated June 13, 2002, among Luxottica U.S. Holdings
                    Corp., Luxottica Group S.p.A., UBM-Unicredit Banca Mobiliare
                    S.p.A., UniCredito Italiano S.p.A., Banca Monte Dei Paschi
                    Di Siena S.p.A., Banca Nazionale del Lavoro S.p.A. and San
                    Paolo IMI S.p.A. (incorporated by reference to our Report on
                    Form 6-K for the quarter ended March 31, 2002, as filed with the Commission on July 15, 2002) (Unofficial English
                    translation filed therewith).

4.17                Credit Agreement, dated as of December 11, 2002, between Luxottica Group
                    S.p.A. and Banca Intesa S.p.A., as arranger for other
                    financial institutions (Unofficial English summary).

8.1                 List of Subsidiaries.

99.1                906 Certification

99.2                906 Certification

Exhibit
Number              Exhibits
-------             --------
99.3                Bidder's Statement, dated June 10, 2003, from Luxottica South Pacific Pty
                    Limited to the shareholders of OPSM Group Ltd.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          LUXOTTICA GROUP S.p.A.
                                          (Registrant)


                                          By: /s/ Roberto Chemello
                                              -----------------------------
                                              Roberto Chemello
                                              Chief Executive Officer

Dated: June 30, 2003

                      CERTIFICATION PURSUANT TO SECTION 302
                        OF THE SARBANES-OXLEY ACT OF 2002

     I, Roberto Chemello, certify that:

     1.  I have reviewed this annual report on Form 20-F of Luxottica Group
S.p.A.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                          By: /s/ Roberto Chemello
                                              -----------------------------
                                              Roberto Chemello
                                              Chief Executive Officer

Dated: June 27, 2003

                      CERTIFICATION PURSUANT TO SECTION 302
                        OF THE SARBANES-OXLEY ACT OF 2002

     I, Enrico Cavatorta, certify that:

     1.  I have reviewed this annual report on Form 20-F of Luxottica Group
S.p.A.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                          By: /s/ Enrico Cavatorta
                                              --------------------
                                              Enrico Cavatorta,
                                              Chief Financial Officer

Dated: June 27, 2003

                                  EXHIBIT INDEX

Exhibit
Number        Exhibits
-------       --------
1.1           Articles of Association of Luxottica Group S.p.A. (incorporated by reference to Amendment No. 3 to Form F-1 (file No. 33-32039)
              filed with the Commission on January 23, 1990).

1.2           Amended and Restated By-laws of Luxottica Group S.p.A.
              (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as filed with the Commission on June 30, 2000) (Unofficial English translation filed therewith).

2.1           Deposit Agreement among Luxottica Group S.p.A., The Bank of
              New York, as Depositary, and the holders from time to time of American Depositary Receipts, as amended and restated as of July 16, 2001, including the form of American Depositary
              Receipt annexed thereto (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2001, as filed with the Commission on June 28, 2002).

2.2           Subscription Agreement, dated June 18, 1999, from Luxottica
              Luxembourg S.A. and Luxottica Group S.p.A., as guarantor of the Notes, to Credit Suisse First Boston (Europe) Limited and
              UniCredito Italiano S.p.A., as joint lead managers and Banca
              Commerciale Italiana, Banca d'Intermediazione Mobiliare IMI,
              Bayerische Hypo-und Vereinsbank AG, Caboto Holding SIM S.p.A.,
              Merrill Lynch International and Paribas, as managers
              (incorporated by reference to our Report on Form 6-K dated
              November 19, 1999, as filed with the Commission on November
              23, 1999).

2.3           Fiscal Agency Agreement, dated June 25, 1999, between Luxottica
              Luxembourg S.A., Luxottica Group S.p.A., Bankers Trust
              Company, Bankers Trust Luxembourg S.A., and Credit Suisse
              First Boston (incorporated by reference to our Report on Form
              6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

4.1           Purchase Agreement, dated as of April 28, 1999, between Bausch
              & Lomb Incorporated and Luxottica Group S.p.A. (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as filed with the Commission on June 30, 1999).

4.2 First Amendment to Purchase Agreement, dated June 25, 1999, between Bausch & Lomb Incorporated and Luxottica Group S.p.A.
              (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1998, as filed with the Commission on June 30, 1999).

Exhibit
Number        Exhibits
-------       --------
4.3           Second Amendment to Purchase Agreement, dated January 14,
              2000, between Bausch & Lomb Incorporated and Luxottica Group
              S.p.A. (incorporated by reference to our Annual Report on Form
              20-F for the fiscal year ended December 31, 1999, as filed with the Commission on June 30, 2000).

4.4 Third Amendment to Purchase Agreement, dated as of February 3, 2000, between Bausch & Lomb Incorporated and Luxottica Group S.p.A.
              (incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as filed with the Commission on June 30, 2000).

4.5           Schedules to Purchase Agreement, dated April 28, 1999, between
              Luxottica Group S.p.A and Bausch & Lomb Incorporated
              (incorporated by reference to our Report on Form 6-K dated
              November 19, 1999, as filed with the Commission on November
              23, 1999).

4.6           Letter Agreement, dated June 25, 1999, between Luxottica Group S.p.A.
              and Bausch and Lomb Incorporated (incorporated by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

4.7           Letter Agreement, dated March 28, 2000, between Luxottica Group S.p.A.
              and Giorgio Armani S.p.A. (incorporated by reference to our
              Report on Form 6-K for the quarter ended June 30, 2000, as filed with the Commission on October 6, 2000) (Unofficial
              English translation filed therewith).

4.8           Letter Agreement, dated March 31, 2000, between Luxottica U.K. and
              G.A. International Diffusion B.V. (incorporated by reference to our Report on Form 6-K for the quarter ended June 30, 2000, as filed with the Commission on October 6, 2000) (Unofficial
              English translation filed therewith).

4.9           Letter Agreement, dated September 14, 2000, between Luxottica Group S.p.A.
              and Giorgio Armani S.p.A. (incorporated by reference to our
              Report on Form 6-K for the quarter ended September 30, 2000, as filed with the Commission on November 20, 2000) (Unofficial
              English translation filed therewith).

4.10          Letter Agreement, dated September 19, 2000, between Luxottica U.K. Ltd.
              and G.A. International Diffusion B.V. (incorporated by
              reference to our Report on Form 6-K for the quarter ended
              September 30, 2000, as filed with the Commission on November
              20, 2000) (Unofficial English translation filed therewith).

4.11          Letter Agreement, dated December 14, 2001, between Luxottica
              Group S.p.A. and Giorgio Armani S.p.A. (incorporated by reference to our Annual Report on Form 20-F for the year ended
              December 31, 2001, as filed with the Commission on June 28,
              2002) (Unofficial English translation filed therewith).

Exhibit
Number        Exhibits
-------       --------
4.12          Letter Agreements, dated December 14, 2001, between Luxottica U.K. Ltd.
              and G.A. International Diffusion B.V. (incorporated by reference to our
              Annual Report on Form 20-F for the year ended December 31, 2001, as filed with the Commission on June 28, 2002) (Unofficial English translations filed therewith).

4.13          Agreement and Plan of Merger, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Shade Acquisition Corp. and Sunglass Hut
              International, Inc. (incorporated by reference to our Report on Form 6-K, dated March 23, 2001, as filed with the Commission on April 18, 2001).

4.14          Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on
              October 23, 1998).

4.15          Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on
              October 15, 2001).

4.16          Credit Agreement, dated June 13, 2002, among Luxottica U.S. Holdings Corp.,
              Luxottica Group S.p.A., UBM-Unicredit Banca Mobiliare S.p.A., UniCredito
              Italiano S.p.A., Banca Monte Dei Paschi Di Siena S.p.A., Banca Nazionale
              del Lavoro S.p.A. and San Paolo IMI S.p.A. (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2002, as filed with the Commission on July 15, 2002) (Unofficial English translation filed therewith).

4.17          Credit Agreement, dated as of December 11, 2002, between Luxottica Group S.p.A. and
              Banca Intesa S.p.A., as arranger for other financial institutions
              (Unofficial English summary).

8.1           List of Subsidiaries.

99.1          906 Certification

99.2          906 Certification

99.3          Bidder's Statement, dated June 10, 2003, from Luxottica South Pacific Pty
              Limited to the shareholders of OPSM Group Ltd.