Form 20-F
period 2003-12-31
LUXOTTICA GROUP SPA
filed 2004-06-29
CIK 857471

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 1-10421

LUXOTTICA GROUP S.p.A.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

REPUBLIC OF ITALY
(Jurisdiction of incorporation or organization)

VIA CANTÙ 2, MILAN 20123, ITALY
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class AMERICAN DEPOSITARY SHARES EACH REPRESENTING ONE ORDINARY SHARE, PAR VALUE EURO .06 PER SHARE	Name of each exchange of which registered NEW YORK STOCK EXCHANGE

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

ORDINARY SHARES, PAR VALUE EURO .06 PER SHARE	454,477,033

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

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the risk that our merger with Cole National Corporation will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses and other risks and uncertainties described in our filings with the Securities and Exchange Commission (the "SEC"). These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

        Throughout this annual report, when we use the terms "Luxottica", "Company", "we", "us" and "our", unless otherwise indicated or the context otherwise requires, we are referring to Luxottica Group S.p.A. and its consolidated subsidiaries.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—"Operating and Financial Review and Prospects" contained elsewhere herein. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected consolidated financial information for and as of the years ended December 31, 1999, 2000, 2001, 2002 and 2003 is derived from our consolidated financial statements, which have been audited by Deloitte & Touche S.p.A., independent public accountants.

        [TABLES APPEAR ON THE FOLLOWING PAGE]

	Year Ended December 31,
	1999(6)(9)	2000(9)	2001(9)(7)	2002(9)	2003(8)	2003(8)
	(In thousands of Euro)(3)					(In thousands of U.S. $)(1)(3)
INCOME STATEMENT DATA:
Net Sales	1,889,047	2,438,728	3,101,129	3,178,602	2,824,636	3,558,194
Cost of Sales	(574,092)	(719,241)	(920,183)	(924,404)	(878,340)	(1,106,445)

Gross Profit	1,314,955	1,719,487	2,180,946	2,254,198	1,946,296	2,451,749
OPERATING EXPENSE
Selling and Advertising	(829,512)	(983,138)	(1,302,383)	(1,358,884)	(1,233,476)	(1,553,810)
General and Administrative	(247,785)	(324,428)	(369,071)	(293,806)	(281,033)	(354,017)

Total	(1,077,297)	(1,307,566)	(1,671,454)	(1,652,690)	(1,514,509)	(1,907,828)

Income from Operations	237,658	411,921	509,492	601,508	431,787	543,921

OTHER INCOME (EXPENSE)
Interest Income	2,201	16,562	15,060	5,036	5,922	7,460
Interest Expense	(41,361)	(72,562)	(91,978)	(65,935)	(47,117)	(59,353)
Other—Net	29,561	6,098	8,737	(1,167)	(799)	(1,007)

Other Income (Expense)—Net	(9,599)	(49,902)	(68,181)	(62,066)	(41,994)	(52,900)

Income Before Provision for Income Taxes	228,060	362,019	441,311	539,442	389,793	491,021
Provision for Income Taxes	(64,154)	(101,488)	(123,450)	(162,696)	(117,328)	(147,798)

Income Before Minority Interests in Consolidated Subsidiaries	163,906	260,531	317,861	376,746	272,465	343,223
Minority Interests in Income of Consolidated Subsidiaries	(3,882)	(5,254)	(1,488)	(4,669)	(5,122)	(6,452)

Income Before Extraordinary Item	160,024	255,277	316,373	372,077	267,343	336,771
Extraordinary Loss on Debt Extinguishment, Net of Income Taxes	(7,561)	—	—	—	—	—

Net Income	152,463	255,277	316,373	372,077	267,343	336,771

Weighted Average Shares Outstanding (thousands)
—Basic	449,299.8	449,987.9	451,037.0	453,174.0	448,664.4

—Diluted	450,228.5	452,920.2	453,965.5	455,353.5	450,202.1

Basic Earnings per Share(2)	.34	.57	.70	.82	.60	.75

Diluted Earnings per Share(2)	.34	.56	.70	.82	.59	.75

Cash Dividends per Share(4)(5)	.07	.09	.14	.17	.21	.26

(1)
Translated for convenience at the rate of Euro 1.00 = U.S. $1.2597, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2003. See "Exchange Rate Information" below for more information regarding the Noon Buying Rate.

(2)
Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years, giving effect to the two-for-one stock split in 2000 as if the split had occurred on January 1, 1999. Each American Depositary Share, or ADS, represents one ordinary share.

(3)
Except per Share amounts, which are in Euro and in U.S. dollars, as applicable.

(4)
Cash Dividends per Share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes and have been restated to reflect the two-for-one stock split in 2000 as if the split had occurred on January 1, 1999.

(5)
Our dividend policy is based upon, among other things, our consolidated net income for each fiscal year, and dividends for a fiscal year are paid in the immediately following fiscal year. The dividends reported in the table were declared and paid in the fiscal year for which they have been reported.

(6)
We acquired the Global Eyewear Division of Bausch & Lomb Incorporated, or the Ray-Ban business, in June 1999. As such, the results for 1999 include approximately six months of operating results of the Ray-Ban business.

(7)
We acquired all of the outstanding shares of Sunglass Hut International, Inc. in April 2001. As such, 2001 includes approximately nine months of operating results of Sunglass Hut International, Inc. and its subsidiaries.

(8)
We acquired 82.57 percent of the outstanding shares of OPSM Group Limited, or OPSM, in August 2003. As such, the results for 2003 include approximately five months of operating results of OPSM and its subsidiaries.

(9)
Certain amounts in prior years have been reclassified to conform with the 2003 presentation.

	As of December 31,
	1999	2000	2001	2002	2003	2003
	(In thousands of Euro)					(In thousands of U.S. $)(1)
BALANCE SHEET DATA:
Working Capital(2)	(457,606)	(38,755)	(872,107)	141,391	(56,185)	(70,776)
Total Assets	2,568,393	2,968,208	3,948,362	3,586,332	3,912,676	4,928,798
Long-Term Debt	356,917	506,159	132,247	855,654	862,492	1,086,481
Shareholders' Equity	786,292	1,049,163	1,342,843	1,417,895	1,374,534	1,731,500
Capital Stock	23,268	23,322	27,172	27,256	27,269	34,351

(1)
Translated for convenience at the rate of Euro 1.00 = U.S. $1.2597, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2003. See "Exchange Rate Information" below for more information regarding the Noon Buying Rate.

(2)
See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Dividends

        We are required to pay an annual dividend on our ordinary shares if such dividend has been approved by a majority of our shareholders at the annual general meeting of shareholders. Before we may pay any dividends with respect to a fiscal year, we are required to set aside an amount equal to five percent of our statutory net income for such year in our legal reserve until the reserve, including any amounts set aside during prior years, is at least equal to one-fifth of the nominal value of our issued share capital.

        At our annual general meeting of shareholders held on June 17, 2004, our shareholders approved the distribution of a cash dividend in the amount of Euro 0.21 per ordinary share. Our Board of Directors proposed, and the shareholders approved, the date of June 24, 2004 as the date for the payment of such dividend to all holders of record of our ordinary shares on June 23, 2004, including The Bank of New York, as depositary on behalf of holders of our American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share and is evidenced by an American Depositary Receipt, or ADR. The ADSs were traded ex-dividend on June 21, 2004, and dividends in respect of the ordinary shares represented by ADSs were paid to The Bank of New York on June 24, 2004. The Bank of New York converted the Euro amount of such dividend payment into U.S. dollars on June 24, 2004. The dividend amount for each ADS holder will be paid commencing on July 1, 2004 to all such holders of record on June 23, 2004. Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our shareholders may determine.

        The table below sets forth the cash dividends paid on each ordinary share in each year indicated.

Year	Cash Dividends per Ordinary Share(1)(2)(3)	Translated into U.S. $ per Ordinary Share(4)
	(Euro)	(U.S. $)
2004	0.210(5)	0.254(6)
2003	0.210	0.242
2002	0.170	0.165
2001	0.140	0.120
2000	0.085	0.081
1999	0.074	0.075

(1)
Cash dividends per ordinary share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes and have been restated to reflect the two-for-one stock split in 2000 as if the split had occurred on January 1, 1999.

(2)
Each ADS represents one ordinary share.

(3)
Our dividend policy is based upon, among other things, our consolidated net income for each fiscal year, and dividends for a fiscal year are paid in the immediately following fiscal year. The dividends reported in the table were declared and paid in the fiscal year for which they have been reported.

(4)
Translated at the Noon Buying Rate on the payment date to holders of ADSs. See "Exchange Rate Information" below for more information regarding the Noon Buying Rate.

(5)
The dividend of Euro 0.210 per ordinary share was approved by our Board of Directors on May 4, 2004 and was voted upon and approved by our shareholders at the annual general meeting of shareholders held on June 17, 2004.

(6)
The dividend per ordinary share was converted into U.S. dollars by The Bank of New York on June 24, 2004.

Exchange Rate Information

        The following tables set forth, for each of the periods indicated, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate, expressed in U.S. $ per Euro 1.00:

Period	High	Low	Average(1)	End of Period
Year Ended December 31, 2003	1.0361	1.2597	1.1307	1.2597
Year Ended December 31, 2002	0.8594	1.0485	0.9450	1.0485
Year Ended December 31, 2001	0.8384	0.9545	0.8957	0.8901
Year Ended December 31, 2000	0.8270	1.0332	0.9209	0.9388
Year Ended December 31, 1999	1.0015	1.1790	1.0642	1.0076

(1)
The average of the Noon Buying Rates on each business day during the period.

Month	High	Low
December 2003	1.1956	1.2597
January 2004	1.2389	1.2853
February 2004	1.2426	1.2848
March 2004	1.2088	1.2431
April 2004	1.1802	1.2358
May 2004	1.1801	1.2274

        On June 24, 2004, the Noon Buying Rate was U.S. $1.2170 per Euro 1.00.

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

        In this annual report, unless otherwise stated or the context otherwise requires, references to "$", "U.S. $", "dollars" or "U.S. dollars" are to United States dollars, references to "Euro" are to the Common European Currency, the Euro, references to "Rs" are to Indian rupees, and references to "A$" are to Australian dollars. On January 1, 2001, we began reporting our operating results and financial position in Euro, and as such all previous years have been translated from Italian Lire to Euro at the fixed exchange rate of Euro 1.00 = Lire 1,936.27.

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

        The eyewear industry is also subject to rapidly changing consumer preferences. While eyewear has achieved widespread acceptance as a fashion accessory, and the fashion eyewear industry has grown significantly in recent years, there can be no assurance that this growth will continue or that consumer preferences will not change in a manner which will adversely affect the fashion eyewear industry as a whole or us in particular. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our inventory of models based on that design. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends would adversely affect our business, results of operations and financial condition.

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

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Genny, Byblos, Salvatore Ferragamo, Emanuel Ungaro, Brooks Brothers, Sergio Tacchini, Anne Klein, Bulgari, Moschino and, most recently, Versace, Versus, Prada, Miu Miu, Jil Sander and Donna Karan. These license agreements typically have terms of between three and six years (except for the license agreements for the Versace, Versus, Prada, Miu Miu and Jil Sander lines, which have longer terms, and the license agreement for the Moschino line, which is terminable upon twelve (12) months' notice), and require us to make guaranteed and contingent royalty payments to the licensor. See Item 4—"Recent Developments" regarding our new license agreement with Donna Karan International. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could suffer.

Our business could be adversely affected by the availability of vision correction alternatives to prescription eyeglasses.

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 30 million people wear contact lenses in the United States, and disposable contact lenses is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown substantially since it was approved by the U.S. Food and Drug Administration in 1995.

        Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

Because our assets, liabilities, sales and costs are denominated in several currencies, we are vulnerable to exchange rate fluctuations.

        Our principal manufacturing facilities are located in Italy, and we maintain sales and distribution facilities throughout the world. As a result, we are vulnerable to foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and receive a significant part of our revenues in other currencies, particularly the U.S. and Australian dollars; therefore, a strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products and adversely affect our business and results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our operating expenses in U.S. dollars; as a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future movements of the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results. In this regard, the U.S. dollar has continued to weaken against the Euro in the first six months of 2004 as compared to the same period in 2003.

        See Item 11—"Quantitative and Qualitative Disclosures about Market Risk."

Our business is subject to risks relating to international sales and exposure to changing local conditions.

        We currently operate worldwide and intend to expand our operations in many countries, including certain developing countries in Asia. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  withholding and other taxes on remittances and other payments by subsidiaries;

  •
  investment restrictions or requirements; and

  •
  local content laws requiring that certain products contain a specified minimum percentage of domestically-produced components.

        The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may have a significant effect on our business, results of operations, financial condition and prospects.

We may be unable to protect our proprietary rights, which may adversely affect our business and financial results.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright law to protect our rights to certain aspects of our products, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and our competitive position. However, pending trademark applications may not generate registered trademarks, and any trademark registration that is granted may be ineffective in preventing competition and could be held invalid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States.

        We devote significant resources toward defending our proprietary rights. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. Additionally, an adverse determination in any dispute involving our proprietary rights could, among other things (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products or (iii) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business could be adversely affected by legal proceedings to which we are, or may become, a party.

        We are currently a party to certain legal proceedings as described in Item 8—"Financial Information—Legal Proceedings." In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are significant. Adverse judgments or determinations in one or more of these proceedings could have a material adverse effect on our business, results of operations and financial condition.

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

        See Item 4—"Information on the Company—Regulatory Matters."

We may not successfully complete and integrate strategic acquisitions to expand or complement our business.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. For example, we announced on January 26, 2004 that we entered into a merger agreement, dated as of January 23, 2004, as thereafter amended, for the acquisition of Cole National Corporation. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) the diversion of the attention of senior management from our operations; and (vi) liabilities that were not known at the time of acquisition or the creation of tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

ITEM 4. INFORMATION ON THE COMPANY

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

        With respect to our manufacturing activities, we operate seven production facilities in Italy. In addition, we operate a facility in China for the production of certain low-cost private label products and certain finished products and components that are assembled in Italy for our wholesale business. In 2003, we manufactured approximately 28.7 million prescription frames and sunglasses.

        Our products are marketed under a variety of well-known brand names. Our house brands include Ray-Ban, Revo, Arnette, Killer Loop, Persol, Vogue, Luxottica and Sferoflex. Our designer lines include Chanel, Genny, Byblos, Salvatore Ferragamo, Emanuel Ungaro, Brooks Brothers, Sergio Tacchini, Anne Klein, Bulgari, Moschino, Versace, Versus, Prada, Miu Miu and Jil Sander. Commencing on January 1, 2005, our designer lines will include Donna Karan and DKNY.

        With respect to our distribution activities, we operate our business through an extensive worldwide wholesale and retail distribution network based primarily in North America and Australia. In 2003, through our wholesale and retail networks, we distributed approximately 12.5 million prescription frames and approximately 18.7 million sunglasses in more than 2,450 models. Our products are distributed in approximately 120 countries worldwide.

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

        Our retail network is mainly comprised of our subsidiaries, LensCrafters, Inc., Sunglass Hut International, Inc. and in Australia, New Zealand and Asia, OPSM Group Limited, which we acquired in August 2003. LensCrafters is the largest optical retailer in North America in terms of sales.

        See "Business Overview—Products and Services" below for a more detailed discussion of our business.

Company History

        In 1961, Leonardo Del Vecchio and others established our original operations in Agordo, near Belluno, in Northeastern Italy. Since that time, we have enjoyed significant growth in the scope and size of our operations. We have developed and grown in several phases, each of which is related to a specific business strategy. Throughout most of the 1960's, we manufactured molds, metal-cutting machinery, frame parts and semi-finished products for the optical market. We then progressively expanded our production capabilities to enable us to produce a finished frame product.

        In 1969, we launched our first line of Luxottica brand frames and began our transformation from a third-party supplier to an independent manufacturer with a line of branded products.

        In the early 1970's, we distributed our products exclusively through wholesalers. In 1974, with the acquisition of the distributor that had marketed the Luxottica product line in Italy since 1971, we took our first step towards vertical integration.

        Luxottica Group S.p.A. was organized as a corporation on November 23, 1981 under the laws of the Republic of Italy. During the early 1980's, we continued to pursue vertical integration by acquiring independent optical distributors and forming wholesale subsidiaries in strategic markets. In 1981, with our acquisition of La Meccanoptica Leonardo S.p.A., the owner of the Sferoflex brand and the holder of an important patent for a flexible hinge, we increased our market share in Italy and various key European markets. During the late 1980's, we began to expand our product lines to include the design, manufacture and distribution of designer frames through license agreements with major fashion designers.

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

        In June 1999, we acquired the Global Eyewear Division of Bausch & Lomb Incorporated, which we refer to as our Ray-Ban business. The Ray-Ban acquisition significantly increased our presence in the sunglasses market, strengthened our house brand portfolio and provided us with sunglass crystal lens manufacturing technology, manufacturing facilities and equipment.

        In December 2000, our ordinary shares were listed on the Mercato Telematico Azionario della Borsa Italiana S.p.A., which we refer to as the Italian Stock Exchange.

        In April 2001, we continued to strengthen our sunglasses business by acquiring Sunglass Hut International, Inc. and its subsidiaries, a leading retailer of sunglasses worldwide. In May 2001, we acquired all of the issued and outstanding common stock of First American Health Concepts, Inc., a leading provider of managed vision care plans in the United States. In August 2003, we acquired 82.57 percent of the outstanding shares of OPSM, resulting in our leadership position in the prescription business, in the Australian and New Zealand markets, while at the same time presenting us with new growth opportunities in the Asian market.

        Our principal executive offices are located at Via Cantù 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. Our agent for service for limited purposes in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, telephone number (212) 894-8940. We are domiciled in Milan, Italy.

Business Overview

Recent Developments

License Agreements

        On February 18, 2004, we announced the renewal of the license agreement for the design, manufacture and worldwide distribution of prescription frames and sunglasses under the Chanel name. The licensing agreement provides for continuation of substantially the same terms and conditions of the current license agreement and will expire on March 31, 2008.

        On June 16, 2004, we announced that we and Donna Karan International entered into an exclusive five-year license agreement for the design, production and worldwide distribution of Donna Karan and DKNY prescription frames and sunglasses. The initial term of the license agreement will begin on January 1, 2005, and is renewable for an additional five years through December 2014. The collections will be available worldwide to Donna Karan Collection and DKNY accounts and select specialty sun and optical stores. They will also be sold in Donna Karan Collection and DKNY domestic and international free standing boutiques.

        On June 17, 2004, we announced the renewal of the license agreement for the design, manufacture and worldwide distribution of prescription frames and sunglasses under the Bulgari name. The licensing agreement provides for continuation of substantially the same terms and conditions of the current license agreement and will expire on December 31, 2010.

Our ADR Repurchase Plans

        On March 25, 2004, one of our two authorized ADR repurchase plans expired. The first plan allowed our subsidiary Luxottica U.S. Holdings Corp., or U.S. Holdings, or any of its subsidiaries, to repurchase up to 11,500,000 ADRs, representing 2.5 percent of our authorized and issued capital, over the 18 month period commencing on September 25, 2002. Our other authorized ADR repurchase plan provides for the repurchase of up to an additional 10,000,000 ADRs, representing 2.2 percent of our authorized and issued share capital, over the 18 month period commencing on March 20, 2003. This ADR repurchase plan will expire on September 20, 2004. Through December 31, 2003, 6,434,786 ADRs had been repurchased at an aggregate purchase price of approximately Euro 70.0 million.

Ray Ban Sun Optics India Ltd.

        On August 29, 2003, the Securities Appellate Tribunal, or SAT, in India upheld the lower Indian court's decision to require our subsidiary Ray Ban Indian Holdings Inc. to make a public offer in India to acquire up to an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. On October 30, 2003, we announced that we intended to comply with the SAT's decision and that we, through our subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. In accordance with applicable Indian regulation, our subsidiary placed in escrow Rs 226 million (Euro 4.2 million) with the Manager of the public offer. On November 17, 2003, the Supreme Court of India stayed the SAT's order and directed that the matter be further reviewed at the end of January 2004, provided that our subsidiary issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). Our subsidiary complied with such requirement, and the Supreme Court of India directed the appeal to be listed in the week commencing on July 4, 2004. If we are ultimately required to make the public offer, we expect the aggregate cost of the offer to be approximately Euro 16 million, including stipulated interest increments.

Proposed Acquisition of Cole National Corporation

        On January 26, 2004, we jointly announced with Cole National Corporation, or Cole National, that we entered into a definitive merger agreement dated as of January 23, 2004. Under the agreement, we would acquire all of the outstanding shares of Cole National for a cash purchase price of U.S. $22.50 per share, together with the purchase of all outstanding options and similar equity rights at the same price per share, less their respective exercise prices. The merger would be subject to the approval of Cole National's stockholders and the satisfaction of other customary conditions, including compliance with applicable antitrust clearance requirements.

        On April 19, 2004, we learned of an unsolicited, non-binding offer received by Cole National from Moulin International Holdings Ltd. to acquire Cole National in a merger. Cole National announced on the same day in a press release its decision to postpone the special meeting of stockholders to vote on our proposed acquisition of Cole National in order to permit Cole National to file with the SEC and distribute to its stockholders updated proxy materials. The same press release noted that the recommendation by Cole National's board of directors in favor of the executed merger agreement between Cole National and us remained in effect. We issued a press release on the same day indicating that our Board of Directors did not deem it necessary to take any action in connection with the matters referred to in Cole National's announcement and that it would review such matters in due course.

        On May 13, 2004, Cole National announced that Moulin International had informed Cole National that one of Moulin International's financing sources was not prepared to provide senior debt financing on the terms which had been contemplated in Moulin International's original acquisition proposal.

        On June 2, 2004, Cole National and we announced that we entered into an amendment to our previously executed merger agreement. The amendment provides for Cole National's stockholders to receive an amount in addition to the original merger price upon the closing of the merger, provided that Cole National's stockholders approve the merger on or prior to July 20, 2004. The additional amount, which is payable in cash together with the merger price of U.S. $22.50 per share, would accrue at a rate of four percent per annum from and after the date on which Cole National's stockholders approve the merger agreement through the date of closing of the merger, which is subject to antitrust clearance in the United States. The transaction is expected to close in the second half of 2004.

New Euro 740 Million and U.S. $325 Million Credit Facility

        On June 3, 2004, we entered into a new five-year credit facility with a group of banks for an aggregate of Euro 740 million and an aggregate of U.S. $325 million in favor of Luxottica Group S.p.A.

and our subsidiary, Luxottica U.S. Holdings Corp., or U.S. Holdings. The new credit facility consists of three tranches: (a) an amortizing term loan of Euro 405 million that is to be used to refinance Luxottica Group S.p.A.'s existing debt as it matures and for other general corporate purposes and will require nine equal quarterly installments of Euro 45 million beginning in June 2007; (b) a term loan of U.S. $325 million that is to be used by U.S. Holdings to finance the acquisition of Cole National and will mature in June 2009; and (c) a revolving credit facility equivalent to Euro 335 million, available in Euro or U.S.$, in favor of both Luxottica Group S.p.A. and U.S. Holdings, that is to be used for general corporate purposes and will mature in June 2009. We may select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate, plus a margin, and U.S. dollar-denominated loans based on the corresponding LIBOR rate, plus a margin, as set forth in greater detail in the credit facility agreement. The new credit facility also contains certain financial and operating covenants.

Products and Services

Wholesale Operations

Our Brands

        In our wholesale operations, we manufacture and sell our prescription frames and sunglasses as either house brands or designer lines. House brands consist of eyewear sold under brand names that we own. Designer lines are produced under designer names held by us under license agreements with third parties. Our products, for both house brands and designer lines, consist of a variety of different styles, from conventional to contemporary and fashion-forward styling. Each brand is tailored for a specific market segment based on certain characteristics, such as the consumer's age, lifestyle and fashion consciousness.

        House Brands:    Our house brands, almost entirely designed and manufactured by us, are sold worldwide under brand names such as Luxottica, Sferoflex, Vogue, and Persol, and, as a result of the Ray-Ban acquisition, Ray-Ban, Revo, Killer Loop and Arnette. We currently produce about 1,050 distinct styles of frames within our house brands. Each style is typically produced in three sizes and at least four colors. Actual availability of product styles, colors and sizes varies among geographic markets depending upon local demand.

        The following is a summary description of each of our most significant house brands:

  •
  Luxottica: Luxottica is our first product line, comprised of prescription frames and sunglasses, and targets a broad mix of consumers of eyewear. In 2000, this product line was extended to include Luxottica Titanium, a high quality prescription frame line made of lightweight titanium material with a minimalist design.

  •
  Persol: Created in 1917 and acquired by Luxottica in 1995, the Persol brand is synonymous with class, elegance, tradition, and technical precision. Our Persol line, which includes a wide range of prescription frames and sunglasses, is marketed as a timeless fashion accessory due to the elegance and design of our products.

  •
  Vogue: Acquired by us in 1990, the Vogue brand is recognized as modern and innovative and symbolizes a young and dynamic style that stresses attention to detail and fashion.

  •
  Sferoflex: This product line, which in 1981 became the first brand name acquired by us, the Sferoflex line is comprised of prescription frames characterized by a classic and comfortable style, with flexible hinges that allow the frame to adapt to the unique face shape of each wearer.

  •
  Ray-Ban: Created in the 1930's, the Ray-Ban line is the brand leader in the sunglasses market, bringing together renowned sunglass lenses and a timeless style. During 2003, we introduced two new Ray-Ban collections: optical frames and junior sunglasses.

  •
  Revo: A product line targeted towards sport and leisure wearers, the Revo line is known for its high quality lenses which are treated with a specialized coating process.

  •
  Killer Loop: Created in 1989 as a sun and sports eyewear brand that combines design and quality, this brand has evolved throughout the years from exclusively sports eyewear to also include leisure eyewear.

  •
  Arnette: Targeted to young consumers, this sports product line is characterized by a very forward thinking design.

        Designer Lines:    Our designer lines are produced and distributed through license agreements with major fashion houses. Currently, we produce 15 designer lines under the names Chanel, Genny, Byblos, Salvatore Ferragamo, Emanuel Ungaro, Brooks Brothers, Sergio Tacchini, Anne Klein, Bulgari, Moschino, Versace, Versus, Prada, Miu Miu and Jil Sander. Commencing on January 1, 2005, our designer lines will also include Donna Karan and DKNY. The license agreements governing these designer lines are exclusive contracts and typically have terms between three and six years, with the exception of the license agreement with Gianni Versace S.p.A., which has an initial term of ten years, with a ten year renewal period, and the license agreement with the Prada Group, which has a term of ten years. See "—Trademarks and License Agreements— License Agreements." Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designer. Our designer lines presently feature approximately 1,400 different styles.

        The following is a summary description of each of our designer lines:

  •
  Chanel: In 1999, we became the first company licensed to produce Chanelproducts. The Chanel product line, targeting the high-end consumer, reflects the essential characteristics of the brand: style, elegance, and class.

  •
  Genny: The first Genny branded women's eyewear line was manufactured and distributed in 1989. Targeted at the premium-price market segment, Genny eyewear is designed for a classic and sophisticated woman who is feminine, self-assured, aware of fashion trends and who wants a distinctive yet not excessive style.

  •
  Byblos: Byblos presents an elegant, dynamic collection that is lively and concrete in its essentialism but which at the same time knows how to be sporty without being excessive or aggressive. The distinctive trait of the Byblos collections is the winning combination of sport and fashion, with an eye on trends to keep its designs always up to date.

  •
  Salvatore Ferragamo: The first Salvatore Ferragamo eyewear line debuted in late 1998, the year we executed the Salvatore Ferragamo license agreement. The Salvatore Ferragamo collections include both optical frames and sunglasses; they are characterized by the greatest attention to detail as well as by an original use of materials and choice of colors. The eyewear collection is inspired—like all the other Salvatore Ferragamo products—by the craftsmanlike tradition of this fashion house, reinterpreted according to contemporary trends.

  •
  Emanuel Ungaro: This product line presents collections with different characteristics; frames of classic and elegant form with natural colors as well as frames of innovative design with bright and contrasting colors.

  •
  Brooks Brothers: Our Brooks Brothers line targets the male market with its high quality frames in a classical American style. The Brooks Brothers trademark is owned by Brooks Brothers, Inc., which is indirectly owned and controlled by one of our directors.

  •
  Sergio Tacchini: Our Sergio Tacchini line is a sports and leisure eyewear brand that offers a combination of dynamic and elegant design.

  •
  Anne Klein: This product line targets successful professional women who place an emphasis on quality and image.

  •
  Bulgari: Bulgari eyewear is distinguished by the high quality of its material, attention to detail and elegant design. This product line is targeted towards a clientele who seek something exclusive.

  •
  Moschino: Original and different, with a combination of shapes, materials and colors which become provocative, amusing, innovative and at times surprisingly fascinating and seductive.

  •
  Versace: Versace is a leading lifestyle brand for the modern man or woman who chooses to express his/her strength, confidence and uniqueness through a bold and distinctive personal style. Versace represents the ideal of a sophisticated, free and highly desirable lifestyle.

  •
  Versus: While staying true to the essence of the core brand, Versus represents a younger, edgier take on those themes. Filled with spirit and energy, Versus challenges convention, always in the vanguard of modern urban style.

  •
  Prada: The Prada license agreement was signed in 2003. The Prada collections offer a range of glasses proposed in optical frames and sunglasses collections, and also a series of models created for leisure time, identified by the unmistakable red stripe. The Prada collections have always been distinctive not only for their high quality but also for their forward-thinking approach and style, enabling the brand to anticipate and often orientate trends across all sectors. Sophisticated, elegant and refined, Prada products are identified by their very strong character and unique style.

  •
  Miu Miu: The Miu Miu license agreement was signed in 2003 and it comprises both optical frames and sunglasses. This brand addresses a clientele particularly attentive to the free and easy as well as to the sophisticated new trends. This collection expresses Miuccia Prada's vision of an alternative style, always characterised by a strong personality. The brand Miu Miu can be defined as: urban, young, sophisticated and sensual, an alternative vision, a "new classic."

  •
  Jil Sander: The Jil Sander license agreement was signed in 2003. The eyewear collection The fundamentals of the brand are: stylistic clarity, modern and elegant design, the highest quality materials and craftsmanship, as well as the introduction of innovative materials.

  •
  Donna Karan and DKNY: The first new Donna Karan and DKNY eyewear collections will be presented early in 2005. Reflecting the design sensibility and spirit of the Donna Karan Collection and DKNY brands, the lines will offer men and women styles that are sophisticated, with a modern and lightweight range of materials.

        The following table presents the respective percentages of our total unit sales that our designer and house brands comprised during the periods indicated:

	Year Ended December 31, (as a percentage of total unit sales)
	1999	2000	2001	2002	2003
Designer brands	44.1	41.1	40.6	39.5	33.6
House brands	55.9	58.9	59.4	60.5	66.4
Total unit sales	100.0	100.0	100.0	100.0	100.0

Prescription Frames and Sunglasses

        In 2003, we produced a combined total of approximately 28.7 million prescription frames and sunglasses. In 2002 and 2001, we produced a combined total of approximately 30.6 million and 30.7 million prescription frames and sunglasses, respectively.

        Since 1990, sunglasses have become an increasingly significant product line for us as we seek to capitalize on growth opportunities in the sunglasses segment. In 1990, we acquired a distributor that supplied sunglasses under the Vogue brand name. In 1995, we expanded our activities in the sunglasses market by acquiring Persol S.p.A., an Italian producer of high quality, fashionable sunglasses and prescription frames in the premium-priced segment of the market. In 1999, we acquired the Ray-Ban business from Bausch & Lomb Incorporated, including the Ray-Ban, Revo, Arnette and Killer Loop brand names. As a result of our acquisition of the Ray-Ban business, the percentage of our unit sales represented by sunglasses manufactured by us has grown significantly. This trend continued with the acquisition of Sunglass Hut. Thus, unit sales of sunglasses manufactured by us and third parties in 2003, as a percentage of total unit sales, was 59.9 percent, as compared to 57.2 percent in 2001 and 59.7 percent in 2002.

        The following table presents the respective percentages of our total unit sales that our prescription frames and sunglasses comprised for the periods indicated:

	Year Ended December 31, (as a percentage of total unit sales)
	1999	2000	2001	2002	2003
Prescription frames	60.8	49.6	42.8	40.3	40.1
Sunglasses	39.2	50.4	57.2	59.7	59.9
Total unit sales	100.0	100.0	100.0	100.0	100.0

Retail Operations

        Our Retail Division is operated by our subsidiaries, LensCrafters, Sunglass Hut and OPSM. LensCrafters and Sunglass Hut are strong names in the North American retail market place, and OPSM owns five trade names in the Australasia market. In addition to ophthalmic products and sunglasses, we also sell watches and accessories under the store names "Watch World" and "Watch Station."

        LensCrafters.    Through LensCrafters, we operate a major retail network which offers a wide selection of prescription frames, sunglasses, lenses and other optical products in the North American market. LensCrafters is currently the largest optical retail chain in North America in terms of sales. LensCrafters stores sell not only Luxottica products, but also a wide range of lenses and optical products made by other suppliers. LensCrafters' products include innovative lenses, such as FeatherWates™ (lightweight, thin, and impact resistant lenses), DURALENS™ (super scratch-resistant lenses), ByeLines™ (bifocal lenses without visible lines), Invisibles™ (anti-reflective lenses) and "MVP Maximum View Progressives" (multi-focal lenses without visible lines). Substantially all of our LensCrafters stores are located in commercial malls, have an independent licensed optometrist on site (thereby allowing the customer to have an eye examination on site), provide a large range of prescription eyewear choices and include a laboratory, which enables us to provide the selected frame with prescription lenses to our customers in approximately one hour.

        We believe that our acquisition of LensCrafters in 1995 has allowed us to:

  •
  obtain a significant competitive advantage for market share in the North American market; and

  •
  enter a complementary segment that allows for a direct distribution to, and closer relationship with, the end customer.

        When we acquired LensCrafters in 1995, LensCrafters had approximately 600 stores. Between 1995 and 1998, we opened new stores and acquired other retail chains, reaching over 850 stores in North America by 1999.

        From 1999 to 2003, LensCrafters' expansion focused primarily on further development of those stores opened between 1996 and 1998. However, we will continue to evaluate potential retail expansion opportunities in North America through the opening of retail chains and stores in areas where we are not already heavily represented and in other prime locations. As of December 31, 2003, LensCrafters leased 877 retail stores.

        Since the LensCrafters acquisition, we have improved the efficiency of LensCrafters stores by distributing frames directly from our manufacturing facilities to the stores. This has improved inventory levels and allowed for a more rapid supply of styles based on daily sales and inventory data. This has also increased the percentage of our products available in LensCrafters stores. In addition, we have focused our promotional activities on those customers looking for a better purchase experience with high quality products, rapid and efficient customer service and innovative lens and frame technology. In order to increase LensCrafters' focus on sunglasses, we have added a section, "one third sun," devoted only to sunglasses, in many stores. As a result of these initiatives, LensCrafters' net sales have increased significantly since 1995.

        Sunglass Hut.    With the acquisition of Sunglass Hut in 2001, we became the world's leading specialty retailer of sunglasses and a world leader in specialty retailing of popular price watches. Sunglass Hut has over 1,900 retail locations located throughout North America, Europe and Australia. Sunglass Hut operates in-line stores and kiosks in shopping malls, as well as stores in street centers in high traffic streets and in airports. We have increased sales of Luxottica-manufactured products at Sunglass Hut locations from approximately 14.3 percent of total Sunglass Hut net sales in April 2001 (the first month following the acquisition) to 35.1 percent in December 2003. In addition to sunglasses manufactured by us, Sunglass Hut continues to sell a variety of frames manufactured by third-party vendors, including Oakley Inc., Maui Jim, Inc. and others. Oakley Inc. is our largest third-party supplier, accounting for approximately 9.1 percent, 11.8 percent and 8.7 percent of our total merchandise purchases from suppliers in 2001, 2002 and 2003, respectively. After the acquisition of Sunglass Hut, we consolidated the administrative and certain other functions of the Sunglass Hut business with our LensCrafters operations allowing us to realize significant synergies between the two optical retailing companies. As of December 31, 2003, Sunglass Hut operated an aggregate of 1,906 outlets throughout North America, Europe and Australia. Sunglass Hut outlets are located mostly in enclosed malls and airports with an average retail space of 526 square feet per kiosk/store.

        We will continue to look to expand our retail operations in North America through opening of new stores or kiosks, or strategic acquisitions when we deem them to be appropriate.

        OPSM.    In August 2003, we completed the acquisition of 82.57 percent of OPSM Group Limited and its subsidiaries, or OPSM. This acquisition has resulted in our leadership position in the prescription business in the Australian and New Zealand markets and provided us with new growth opportunities in the Asian market. As of December 31, 2003, OPSM had 464 stores in Australia operating under three brands, OPSM, Laubman & Pank and Budget Eyewear, that each target a clearly defined market segment. OPSM is the market leader in New Zealand, with 35 stores as of December 31, 2003, and has expanded into Asia, with 76 stores in Hong Kong, 12 stores in Singapore and 13 stores in Malaysia, each as of December 31, 2003. OPSM employs approximately 3,600 people world-wide.

Proposed Acquisition of Cole National.

        See "Recent Developments" above for a description of our pending offer to acquire all of the outstanding shares of Cole National by merger.

Our Principal Markets

        The following table presents our net sales by geographic market for the periods indicated:

	Year Ended December 31, (In thousands of Euro)
	2001	2002	2003
Italy	792,901	795,287	753,772
North America	2,320,161	2,320,791	1,939,505
Rest of World	622,331	675,941	731,080
Adjustment/Eliminations(1)	(634,264)	(613,417)	(599,721)
Total	3,101,129	3,178,602	2,824,636

(1)
"Adjustment/Eliminations" represents the elimination of intercompany sales.

Production Process

Overview

        We produce both metal and plastic frames. In addition to our frame manufacturing capacity, since 1999 we have also produced crystal and polycarbonate sunglass lenses exclusively for our sunglasses collections. Production is principally carried out in our seven Italian manufacturing facilities. In China, we produce certain low-cost private label products distributed mainly by LensCrafters and certain finished products and components that are assembled in Italy for our wholesale business. Each of our facilities is tailored to a specific production technology that we believe allows us to achieve a high level of productivity.

Design and Prototype Selection

        We believe that an important aspect of our success has been our emphasis on design and the continuous development of new styles. Our in-house designers work jointly with external designers to develop new models.

        For our designer line products, our design team works with licensors to discuss the basic themes and fashion concepts for each product and then works closely with the licensor's designers to refine such themes. In addition, our design team works directly with our marketing and sales departments, which monitor demand for our current models as well as general style trends in eyewear. The data obtained from our marketing and sales departments is then used to refine existing product designs and market positioning in order to react to changing consumer preferences.

        Once the product concepts have been selected and approved, we produce prototypes that are used to evaluate the proposed design. Our prototypes are developed using computer-aided design/computer-aided manufacturing technology, known as CAD/CAM, which is fully integrated with our manufacturing processes. CAD/CAM technology allows a designer to view and modify two- and three-dimensional images of a new frame. Because this technology is fully integrated with the manufacturing processes, the conversion from prototype to production is streamlined.

        All prototypes are subject to review and approval by our licensors and our designers to ensure consistency with the distinctive image of each product line. Our collections consist of both new models and the most successful existing models. Each year, we add approximately 750 new models to our eyewear collections. The ability to constantly renew our product base has enabled us to meet consumer demand in each market segment in which our brands are targeted. See Item 3—"Key Information—Risk Factors—Our business is highly sensitive to economic conditions and changing consumer preferences."

Sourcing

        The principal raw materials and parts purchased for our manufacturing process include plastic resins, metals, lenses and frame parts. We purchase a substantial majority of our raw materials in Europe and to a lesser extent in Asia and the United States. In addition, we use certain external suppliers for eyeglass cases and packaging materials. The Ray-Ban acquisition provided us with know-how and sunglass crystal lens manufacturing capabilities. We believe that our ability to produce sunglass crystal lenses is strategically important given our expanded presence in the sunglasses market.

        We do not depend on any single supplier for any of our principal raw materials. Although we do not have formal, long-term contracts with our suppliers, we have not experienced any significant interruptions in our supplies. Historically, prices of the principal raw materials used in our manufacturing processes have been stable.

Manufacturing

        We have seven frame manufacturing facilities in Italy, including that of IC Optics S.p.A., which we acquired in 2003. Five facilities are located in northeastern Italy, the area in which most of the country's optical industry is based, and the remaining two facilities are located near Turin and near Varese, respectively. All of our facilities are highly automated, which has allowed us to maintain a high level of production without significant capital outlay. In certain of these facilities, we also produce sunglass crystal lenses and polycarbonate lenses. From 1998 to 2001, we operated, through our 50 percent-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner, a facility in China to manufacture prescription frames for distribution primarily in North America. In 2001, we acquired the remaining 50 percent interest in this Chinese company so that it became one of our wholly-owned subsidiaries.

        Over the past several years, we have consolidated our manufacturing processes by tailoring each of our manufacturing facilities in Italy to a specific production technology. This consolidation has allowed us to improve both the productivity and quality of our operations. We produce plastic frames in our facilities in Sedico, Pederobba and Turin, while metal frames are produced in our facilities in Agordo and Rovereto. Certain frame parts are produced in our facility in Cencenighe. In 2003, approximately 69 percent of the frames manufactured by us were metal-based, and the remainder were plastic.

        The manufacturing process for both metal and plastic frames and sunglasses begins with the fabrication of precision tooling and molds based on prototypes developed by our in-house design and engineering staff. We believe that our in-house capacity to engineer and produce precision tooling and molds gives us a strong competitive advantage by enabling us to reduce the lead time for product development and thereby adapt quickly to market trends, contain production costs, and maintain smaller and more efficient production runs so that we can better respond to the varying needs of different markets.

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

        We manufacture plastic frames using either a milling process or injection molding, depending upon the style and color of the frame. In the milling process, a computer-controlled machine carves frames from colored plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected in molds. The plastic parts are then assembled, coated, finished and packaged.

        Our efficient distribution network allows us to track sales and inventory data on a weekly basis. As a result, we are able to:

  •
  make and revise manufacturing plans on the basis of current sales information;

  •
  reallocate inventory within our wholesale subsidiaries, thereby reducing overall inventory levels and the risk of obsolescence; and

  •
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

Quality Control

        One of our key strategic objectives is ensuring the quality of our products. In 1997, we were among the first companies in the eyewear industry to obtain ISO 9001 certifications. Subsequently, in 2003, we obtained the "Vision 2000" certification, which is the third generation industry recognition for quality production. To ensure the high quality of our products, our quality control and process control teams regularly inspect work-in-progress at various stages of the production cycle. In addition, the majority of materials that we purchase are quality tested. We also conduct inspections of, and certify compliance with, the production processes of our main suppliers. Each of our prescription frames and sunglasses undergoes several stages of quality inspection. Due to the efficiency of our quality controls, the return rate for defective merchandise manufactured by us is approximately one percent.

Distribution

        We distribute our products through wholesale and retail channels.

Distribution by Wholesale Division

        We currently distribute our products in approximately 120 countries and operate 28 wholly- or partially-owned wholesale distribution subsidiaries strategically located in major markets worldwide. In markets where we do not have wholesale distribution subsidiaries, we employ approximately 100 independent distributors.

        Each wholesale distribution subsidiary operates its own network of sales representatives, who are normally retained on a commission basis. Our network of wholesale distribution subsidiaries represents a key element of our business. We believe that control over an extensive distribution network provides us with a competitive advantage, because it enables us to maximize our brand image, marketing efforts and customer service activities by tailoring our operations to meet the specific needs and peculiarities of local markets.

        The following table sets forth certain information regarding our wholesale distribution subsidiaries and affiliates:

Subsidiary	Country of Formation	Percentage Ownership
Luxottica S.r.l.	Italy	100%
Luxottica Fashion Brillen GmbH	Germany	100%
Luxottica Portugal S.A.	Portugal	100%
Luxottica France S.A.R.L.	France	100%
Luxottica Iberica S.A.	Spain	100%
Luxottica U.K. Ltd.	United Kingdom	100%
Luxottica Belgium N.V.	Belgium	100%
Luxottica Sweden A.B.	Sweden	100%
Oy Luxottica Finland A.B.	Finland	100%
Luxottica Vertriebsgesellschaft MbH	Austria	100%
Luxottica Norge A.S.	Norway	100%
Avant-Garde Optics, LLC	U.S.A.	100%
Luxottica Canada Inc.	Canada	100%
Luxottica Do Brasil Ltda	Brazil	100%
Luxottica Mexico S.A. de C.V.	Mexico	100%
Luxottica Argentina S.r.l.	Argentina	100%
Mirari Japan Ltd.	Japan	100%
Luxottica South Africa Pty Ltd.	South Africa	100%
Luxottica Gulf Llc(1)	United Arab Emirates	49%
Luxottica A.G.	Switzerland	97%
Luxottica Australia Pty Ltd.	Australia	100%
Luxottica Optics Ltd.	Israel	74.9%
Luxottica Hellas A.E.	Greece	70%
Luxottica Nederland B.V.	The Netherlands	51%
Luxottica Gozluk Ticaret A.S.	Turkey	51%
Luxottica Poland Sp. Z.o.o.	Poland	75%
Mirarian Marketing Ltd.	Singapore	51%
Ray Ban Sun Optics India Ltd. (2)	India	44.2%

(1)
While local law prohibits a non-United Arab Emirates company from having a majority equity interest in a United Arab Emirates limited liability company, we effectively control this entity through agreements with the majority shareholder.

(2)
The shares of Ray Ban Sun Optics India Ltd. are publicly traded on the BSE Stock Exchange, Mumbai. Because we do not own a 50% equity interest in, or otherwise effectively control, the entity, we account for this entity under the equity method of accounting.

        We maintain close contact with our distributors in order to monitor sales and to control the quality of the points of sale that display products. We typically enter into distribution agreements with importers and distributors that establish minimum annual purchases and impose territorial limitations. In addition, to the extent permitted by law, we allow for distribution only through specifically authorized retail channels and qualified sales agents.

        No single customer or group of related customers accounted for more than two percent of our consolidated net sales in any of the past three years. We do not believe that the loss of any single customer would have a material adverse effect on our financial condition or results of operations.

        Our distribution system is integrated internationally. A worldwide computerized information network links the distribution and sales systems with the production facilities in Italy. This network enables us to monitor worldwide sales trends and inventory positions on a daily basis and to allocate production resources accordingly.

        We believe that one of our key competitive strengths is our ability to promptly satisfy customer demand in a timely manner, both prior to and following a sale. In order to further improve our customer service capabilities, we have centralized our distribution centers in Europe (Italy) and Asia (Japan) and are in the final stages of centralizing our distribution centers in North America (United States). We believe that centralizing our distribution centers has and will improve the efficiency of our distribution operations while reducing the related costs.

Distribution by Retail Division

        Through our Retail Division, we operate the largest group of optical superstores in both the United States and Canada. We are the largest specialty retailer of sunglasses in the world based on 2003 revenues and have become a leading player in the Australian prescription segment. We also sell watches and accessories under the store names "Watch World" and "Watch Station."

        In our LensCrafters and OPSM stores, customers can choose from a large selection of frames and lenses offering a high level of comfort and fit. LensCrafters customers can obtain a completed pair of prescription glasses in approximately one hour because of on-site lens grinding laboratories. In our Sunglass Hut locations, customers can choose from a vast selection of Luxottica and third-party vendor manufactured sunglasses. In addition, Sunglass Hut locations can assist customers in purchasing other accessories to complement their sunglasses. As of December 31, 2003, LensCrafters, OPSM, and Sunglass Hut operated approximately 877 stores, 600 stores, and 1,906 stores, respectively, located primarily in shopping centers and malls in major cities.

        In 2003, approximately 76.3 percent and 45.0 percent of the total sales of frames sold by LensCrafters and Sunglass Hut, respectively, were produced by our manufacturing facilities. OPSM was acquired in August 2003 and at such time 3.5 percent of the total sales of frames sold were produced by our manufacturing facilities. The Retail Division's outlets sell not only frames manufactured by us, but also a wide range of frames, lenses and other ophthalmic products manufactured by other companies.

        Substantially all LensCrafters and OPSM stores have an independent optometrist on site, allowing the customer to have an eye examination, select from a large range of prescription eyewear, and receive the selected frame with prescription lenses from one location. In addition, substantially all of our LensCrafters stores have a lens grinding laboratory on site, which allows our customers to receive a complete set of prescription frames or sunglasses in approximately one hour.

        See "Recent Developments" above for a description of our pending offer to acquire all of the outstanding shares of Cole National by merger.

Competition

        The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglasses companies in various local markets. We believe that our principal competitor in the design, manufacture and distribution of eyewear within the prescription frames market is Safilo Group S.p.A., or Safilo. We believe that our principal competitors in the sunglasses market include Safilo, De Rigo S.A. and Oakley, Inc. Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our Retail Division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as on the popularity and market acceptance of our brands. See Item 3—"Key Information—Risk Factors—Our future operating performance depends upon our ability to successfully introduce new products." and "—The markets in which we compete are highly competitive, and our failure to maintain an efficient distribution network could harm our business."

        The highly competitive optical retail market in North America includes a large number of small independent competitors and several national and regional chains of optical superstores. In recent years, a number of factors, including consolidation among retail chains and the emergence of optical departments in discount retailers, have resulted in significant competition within the optical retailing industry. We compete against several large optical retail chains in the United States and Canada, including Wal-Mart, Vista Eyecare, Eye Care Centers of America and Cole National, and, in the sunglasses area, numerous sunglass outlet centers. See "Recent Developments" above for a description of our pending offer to acquire all of the outstanding shares of Cole National. Our optical retail operations emphasize product quality, selection, customer service and convenience. We do not compete primarily on the basis of price.

Marketing

        Our marketing and advertising activities are designed primarily to enhance the image of Luxottica and our brand portfolio. Advertising expenses amounted to approximately seven percent of our net sales in each of 2001, 2002 and 2003.

Marketing Strategy for Our Wholesale Business

        Our marketing strategy in the wholesale distribution segment is focused on promoting the value of our products, our extensive brand portfolio and our corporate image. Advertising is extremely important in supporting our marketing strategy, and we therefore engage in extensive advertising activities, both at the point-of-sale and through various media directed at the end consumer of our products.

        Our point-of-sale marketing materials consist of catalogs, posters, product literature and displays. Many of these materials are linked to our consumer advertising campaigns.

        In our media advertising, we utilize direct media, such as print, radio and television, as well as billboard advertising. The extent of our advertising activities and the selection of different media depend upon the competitive conditions in each particular market. In North America, we advertise in print media, including trade journals and consumer publications, and on radio and television. In Europe, we advertise in various media, including print, television and billboards. In Japan and the rest of Asia, we advertise mainly in print media. In addition, we advertise in publications targeted to independent practitioners and other market-specific magazines.

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

Marketing Strategy for Our Retail Business

        In addition to the marketing activities described above, we engage in promotional and advertising activities through our Retail Division with both short- and long-term objectives. Our short-term objectives are to attract customers to our stores and promote sales. Our long-term objective is to build the image and visibility of our retail brands throughout the world, such as the LensCrafters brand in North America, the Sunglass Hut brand world-wide, the OPSM, Laubman & Pank and Budget Eyewear brands in Australia and New Zealand, and The Optical Shop and The Optical Centre brands in Hong Kong, thereby encouraging customer loyalty and return purchases. We believe that the product quality and service provided by our Retail Division contribute to our short- and long-term marketing objectives.

        A considerable amount of our Retail Division's marketing budget is dedicated to direct marketing activities, such as communications with customers (e.g., mailings, catalogues). Our direct marketing activities benefit from our large database of customer information in the United States and in Australia. Another significant portion of the marketing budget is allocated to broadcast and print media (e.g., television, radio and magazines), designed to reach the broad markets in which we operate with image building messages about our retail business.

Trademarks, Trade Names and License Agreements

Trademarks and Trade Names

        As of December 31, 2003, our principal trademarks or trade names included Luxottica, Ray-Ban, Persol, Vogue, LensCrafters, Sunglass Hut and OPSM. Our principal trademarks are registered in several countries. Other than Luxottica, Ray-Ban, LensCrafters, Sunglass Hut and OPSM, we do not believe that any single trademark or trade name is material to our business or results of operations. Ray-Ban products accounted for approximately 12 percent of our net sales in 2003. Management believes that our trademarks have significant value in marketing our products.

        LensCrafters has introduced several trademarked lenses in recent years that contain innovative technology, such as FeatherWates™ (lightweight, thin and impact resistant lenses), DURALENS™ (super scratch-resistant lenses), ByeLines™ (bifocal lenses without visible lines), Invisibles™ (anti-reflective lenses) and "MVP Maximum View Progressives" (multi-focal lenses without visible lines). LensCrafters purchases these lenses under non-exclusive arrangements with third parties. The names of the lenses used by LensCrafters are typically trademarked, and the trademarks are typically owned by us. OPSM has trademarked several lenses in recent years that it uses in its advertising. They include Activise™ for contact lenses, Active™ for polycarbonate eyeglass lenses and Invisibles™ for multi-coated eyeglass lenses.

        We do not have any patents that we believe are, individually or in the aggregate, material to our results of operations or financial condition.

        See Item 3 —"Key Information—Risk Factors—We may be unable to protect our proprietary rights, which would adversely affect our business and financial results."

License Agreements

        We have entered into certain license agreements to manufacture and distribute prescription frames and sunglasses with numerous designers. These license agreements have terms expiring between 2003 and 2013. The table below summarizes the principal terms of our most significant license agreements as of June 17, 2004.

Licensor	Licensed Marks	Territory	Expiration
Kasper ASL Ltd.	•Anne Klein	Worldwide exclusive license	December 31, 2006
Bulgari S.p.A.	•Bulgari	Worldwide exclusive license	December 31, 2010
Byblos S.p.A.	•Byblos	Worldwide exclusive license	December 31, 2006
Genny S.p.A.	•Genny	Worldwide exclusive license	December 31, 2006
Moon Shadow S.p.A.	•Moschino	Worldwide exclusive license to distribute to authorized retailers and distributors (excluding Japan)	Indefinite term. (Termination upon 12 months' notice)
Salvatore Ferragamo Italia S.p.A.	•Salvatore Ferragamo •Ferragamo	Worldwide exclusive license	December 31, 2008 (Renewable until December 31, 2013)
Emanuel Ungaro S.A.	•Ungaro •Emanuel Ungaro	Worldwide exclusive license	December 31, 2004
Brooks Brothers, Inc.*	•Brooks Brothers	Worldwide exclusive license	March 31, 2003 (Renewal under negotiation)
Sergio Tacchini S.p.A.	•Sergio Tacchini •ST	Worldwide exclusive license (excluding Japan)	December 31, 2007
Prada S.A.	•Prada •Miu Miu	Worldwide exclusive license	December 31, 2013
Gianni Versace S.p.A.	•Gianni Versace •Versace •Versace Sport •Versus	Worldwide exclusive license	December 31, 2012 (Renewable until December 31, 2022)
Jil Sander AG	•Jil Sander	Worldwide exclusive license	December 31, 2013
Chanel SA, Chanel SAS, Chanel UK and Chanel USA	•Chanel	Worldwide exclusive license	March 31, 2008
Donna Karan International	•Donna Karan •DKNY	Worldwide exclusive license	December 31, 2009 (Renewable until December 31, 2014)

*
Brooks Brothers, Inc. is indirectly owned and controlled by one of our directors.

        Under these license agreements, we are required to pay a royalty which generally ranges from five percent to ten percent of net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts to five percent of net sales. The particular licensor is responsible for the manner and form of advertising for its collection. Other than the license agreements for the Versace, Versus, Prada, Miu Miu and Jil Sander lines, which have at least ten-year terms, and the license agreement for the Moschino line, which is terminable upon 12 months' notice, these license agreements typically have terms ranging from three and six years, but may be terminated early by either party for a variety of reasons, including non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, any change in the ownership of the ordinary shares resulting in a change in control of Luxottica Group S.p.A.

        No single designer line accounted for more than five percent of net sales for the year ended December 31, 2003. Management believes that, while the early termination of one or a small number of the current license agreements may have an adverse effect on our results of operations in the short term, any such termination would not have a material adverse effect on our long-term results of operations or financial condition. Upon any early termination of an existing license agreement, we expect that we would seek to enter into alternative arrangements with other designers to reduce any negative impact of such a termination.

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

        Our retail operations are also subject to various state or similar legal requirements in the United States, Australia, New Zealand, Hong Kong, Singapore and Malaysia that regulate the permitted relationships between licensed optometrists or ophthalmologists, who primarily perform eye examinations and prescribe corrective lenses, and opticians, who fill such prescriptions and sell eyeglass frames.

Organizational Structure

        We are a holding company, and virtually all of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: manufacturing and wholesale distribution, and retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut and OPSM. In the manufacturing and wholesale distribution segment, we operate through approximately seven manufacturing subsidiaries and 28 geographically oriented wholesale distribution subsidiaries. See "—Distribution."

        Set forth below is certain information regarding our significant subsidiaries, including holding companies, as of December 31, 2003:

Subsidiary	Country of Formation	Percentage of Ownership
Luxottica S.r.l.	Italy	100%
Killer Loop Eyewear S.r.l.	Italy	100%
Luxottica U.S. Holdings Corp.	U.S.A.	100%
Avant-Garde Optics, LLC	U.S.A.	100%
The United States Shoe Corporation	U.S.A.	100%
LensCrafters Inc.	U.S.A.	100%
Sunglass Hut International, Inc.	U.S.A.	100%
Sunglass Hut Trading Corporation	U.S.A.	100%
Luxottica South Pacific Pty Limited	Australia	100%
OPSM Group Limited	Australia	82.57%

Property, Plants and Equipment

        Our corporate headquarters is located at Via Cantù 2, Milan, Italy. Information regarding the general location, use and approximate size of our principal offices and facilities as of December 31, 2003 is set forth below:

Location	Use	Owned/Leased	Approximate Area in Square Feet
Milan, Italy	Corporate Headquarters	Owned	16,140
Mason (Ohio), United States	North American Retail Division Headquarters	Owned	288,876
Atlanta, United States	North American Retail Division Distribution Center	Owned	96,200
Port Washington (NY), United States	U.S. Offices and U.S. Wholesale Distribution Center	Owned	140,700
Agordo (Belluno), Italy	Administrative Offices and Manufacturing Facility	Owned	764,498
Fukui, Japan	Far East Distribution Center and Offices	Owned	25,995
Tokyo, Japan	Far East Sales Office	Leased	7,800
Rovereto, Italy	Frame Manufacturing Facility	Owned	215,022
Sedico, Italy	Frame Manufacturing Facility and Distribution Center	Owned	388,405

Cencenighe, Italy	Semi-finished Product Manufacturing Facility	Owned	59,891
Lauriano, Italy	Frame and Crystal Lenses Manufacturing Facility	Owned	64,562
Pederobba, Italy	Frame Manufacturing Facility	Owned	84,079
Gazzada, Italy	Frame Manufacturing Facility	Leased	93,515
Guang Dong, China	Frame Manufacturing Facility	Leased	71,801
Guangzhou, China	Frame Manufacturing Facility	Leased	7,532
Toronto, Canada	Offices and Warehouse	Owned	20,120
Barcelona, Spain	Offices	Owned	13,734
London, United Kingdom	Offices	Owned	10,990
Gotenbourg, Sweden	Offices	Owned	15,554
Munich, Germany	Offices	Leased	4,300
Valbonne, France(1)	Offices	Leased	14,251
Lisbon, Portugal	Offices	Owned	6,243
Deurne, Belgium	Offices	Leased	9,150
Saõ Paulo, Brazil	Offices and Warehouse	Leased	22,596
Langenthal, Switzerland	Offices	Leased	5,382
Heemstede, The Netherlands	Offices	Leased	8,073
Espo, Finland	Offices	Leased	4,578
Klosterneuberg, Austria	Offices	Owned	6,136
Mexico City, Mexico	Offices and Warehouse	Leased	8,608
Buenos Aires, Argentina	Offices and Warehouse	Leased	5,110
Auburn, Australia	Sunglass Hut and Luxottica Offices and Warehouse	Leased	3,550
Athens, Greece	Offices	Leased	39,825
Herzelia, Israel	Offices and Warehouse	Leased	7,533
Midrand, South Africa	Offices	Leased	11,836
Kongsbers, Norway	Offices	Owned	2,690
Mississagua, Canada	Offices and Warehouse	Leased	21,875
Dubai, U.A.E.	Sales Office	Leased	1,614
Umurbey/Izmir, Turkey	Offices and Warehouse	Owned	5,810
Hong Kong	Administrative Offices	Leased	645

Hong Kong	OPSM Offices	Leased	11,599
Hong Kong	OPSM Warehouse	Leased	4,659
Osaka, Japan	Sales Office	Leased	1,958
Nagoya, Japan	Sales Office	Leased	1,162
Fukuoka, Japan	Sales Office	Leased	785
Salonika, Greece	Sales Office	Leased	1,797
Witcombe, Australia	Sunglass Hut Distribution Center	Leased	9,146
Miami, United States	Sales Office	Leased	1,614
Krakow, Poland	Offices	Leased	2,150
Auburn, Australia	OPSM Offices	Leased	64,221
Chipping Norton, Australia	OPSM Ophthalmic Laboratory	Leased	60,148
Toronto, Canada	LensCrafters Warehouse	Leased	9,200
Springdale, Ohio	Warehouse and Ophthalmic Laboratory	Leased	132,000
Auckland, New Zealand	Offices and Warehouse	Leased	2,881

(1)
The property located in Valbonne (France) is leased (with an option to purchase the underlying property at the end of the lease term for a nominal price) by our wholly-owned subsidiary in France.

        As of December 31, 2003, LensCrafters leased 877 retail stores, Sunglass Hut leased 1,906 retail kiosks or stores and OPSM leased 600 retail stores. Such leases expire between 2004 through 2015 and have terms that we believe are generally reasonable and reflective of market conditions.

        We believe that our current facilities are adequate to meet our present and reasonably foreseeable needs.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        We operate in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. During the periods discussed below, we have operated in the retail segment through our Retail Division, comprised principally of LensCrafters, Sunglass Hut and, since August 2003, OPSM. LensCrafters has retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM operates retail outlets located in Australia, New Zealand, Hong Kong, Singapore and Malaysia. Sunglass Hut is a leading retailer of sunglasses worldwide.

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

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3—"Key Information—Risk Factors—Our business is highly sensitive to economic conditions and changing consumer preferences." We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher in the second quarter and lower in the fourth quarter.

        As a result of our acquisition of LensCrafters in May 1995 and the subsequent expansion of our business activities in the United States through the acquisition of the Ray-Ban business and Sunglass Hut, our results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. dollar. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $0.8957 in 2001 to Euro 1.00 = U.S. $0.9450 in 2002 to Euro 1.00 = U.S. $1.1307 in 2003. Additionally, with the acquisition of OPSM, our results of operations have been rendered susceptible to currency fluctuations between the Euro and the A$. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—"Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity" and Item 3—"Key Information—Risk Factors—Because our assets, liabilities, sales and costs are denominated in several currencies, we are vulnerable to exchange rate fluctuations."

        In September 2003, through the completion of a tender offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitles us to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price for the OPSM shares, performance rights and options was A$442.7 million (Euro 253.7 million) including acquisition-related expenses. The acquisition was accounted for under the purchase method, and the financial position and results of operations of OPSM have been included in our consolidated results since August 1, 2003.

Critical Accounting Policies

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and currently available information. Actual results could differ from those estimates. Our significant accounting policies are discussed in Note 1 of the Notes to our Consolidated Financial Statements included in Item 18 of this annual report. The following is a discussion of what management believes are our most critical accounting policies:

Revenue Recognition

        Revenues from sales of products are recognized at the time of shipment, when title and the risks and rewards of ownership of the goods have been assumed by the customer, or upon receipt by the customer, depending on the terms of the sales agreement. In connection with the conditions of sale in certain countries, certain of our subsidiaries record as a liability an amount based on an estimate of anticipated returns of merchandise by customers in subsequent periods. Such amount is included in the consolidated balance sheets under the caption "Accrued expenses-customers' right of return." Revenues from retail sales, including Internet and catalog sales, are recorded upon customer purchase.

Income Taxes

        Income taxes are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. These estimated tax rates and the deferred tax assets, net of valuation allowances, and liabilities recorded are based on information available at the time of calculation. This information is subject to change due to subsequent tax audits performed by different taxing jurisdictions and changes in corporate structure not contemplated at the time of calculation, as well as various other factors.

Inventories

        Our manufactured inventories, approximately 82.5 percent and 76.9 percent of total frame inventory for 2002 and 2003, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method, or FIFO), or market value. Retail inventory not manufactured by us or our subsidiaries are stated at the lower of cost (as determined on a retail last-in, first-out method (LIFO), FIFO or weighted-average cost), or market value. The LIFO reserve was not material as of December 31, 2002 and 2003. These reserves are calculated using numerous factors, which could include but are not limited to, historical information and projections for future demand for the product. As such, actual results could differ significantly from the estimated amounts.

Goodwill and Other Intangible Assets and Impairment of Long Lived Assets

        In connection with various acquisitions, we have recorded as intangible assets certain goodwill and trade names. At December 31, 2003, the aggregate carrying value of intangibles, including goodwill, was Euro 2.1 billion or approximately 53.5 percent of total assets.

        Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangibles." Under SFAS No. 142, goodwill and intangibles deemed to have an indefinite life are no longer amortized in the same manner as under the previous standards, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. Based on evaluations that we completed in the first quarter of 2002 and in the first quarter of 2003, no intangibles other than goodwill were deemed to have an indefinite life. After evaluations completed in the first quarter of 2002 and in the first quarter of 2003, we have concluded that the carrying values of goodwill included in the consolidated balance sheets as of December 31, 2002 and December 31, 2003, respectively, did not exceed their respective fair market value, and as a result, we did not record an impairment charge under SFAS No. 142.

        Intangibles subject to amortization based on a finite useful life continue to be amortized on a straight line basis over their useful lives. Trade names recorded in the consolidated balance sheets are deemed to have useful lives between 20 and 25 years. The valuation of most trade names was determined by an independent valuation firm. Our long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, we measure impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the assets, we would recognize an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." We determined that, for the years ended December 31, 2001, 2002 and 2003, there had been no impairment in the carrying value of its long-lived assets.

        Prior to January 1, 2002, goodwill was amortized on a straight-line basis over periods ranging from 10 to 25 years. Total intangible and goodwill amortization was Euro 111 million in 2001.

Business Combinations

        We account for business combinations initiated after July 1, 2001 in accordance with SFAS No. 141, "Business Combinations." This requires all business combinations to be accounted for by the purchase method. Our acquisitions during the past several years, including our acquisition of Sunglass Hut and OPSM, were accounted for using the purchase method.

Foreign Currency Translation and Transactions

        We account for our foreign currency denominated transactions and foreign operations in accordance with SFAS No. 52, "Foreign Currency Translation." The financial statements of our subsidiaries in non-Euro denominated countries are translated into Euro, which is our reporting currency and the functional currency of our parent company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income/(loss), net of tax. Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date.

        We have one subsidiary in a highly inflationary country. However, the operations of such subsidiary are currently not material to our consolidated financial statements.

Recent Accounting Pronouncements

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other" ("FIN No. 45") which requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligation under certain guarantees it has issued. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31,

2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on our consolidated financial statements.

        In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R"), to address certain FIN No. 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", for companies that have interests in entities that are Variable Interest Entities (VIE) as defined under FIN No. 46. According to this interpretation, if a company has an interest in a VIE and is at risk for the majority of the VIE's expected losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. FIN No. 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004 except for those VIE's that are considered to be special purpose entities for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. We do not hold any significant interests in VIE's that would require consolidation or additional disclosure.

        In December 2003, the FASB issued SFAS No. 132 (revised December 2003), "Employer's Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132-R"). SFAS No. 132-R amends the disclosure requirements contained in SFAS No. 132 to require additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of the defined benefit pension plans and other post-retirement benefit plans. SFAS No. 132-R is effective for our domestic plans beginning with fiscal years ending after December 15, 2003 and the foreign plans beginning with fiscal years ending after June 15, 2004. The adoption of SFAS No. 132-R did not have a material impact on our consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies SFAS No. 133 for the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No.150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No.150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

Results of Operations

        The following table sets forth for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	Year Ended December 31,
	2001*	2002*	2003
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	29.7	29.1	31.1

Gross Profit	70.3	70.9	68.9
Operating Expenses:
Selling and advertising	42.0	42.8	43.7
General and administrative	11.9	9.2	9.9

Total	53.9	52.0	53.6

Income From Operations	16.4	18.9	15.3
Other (Expense) Income—Net	(2.2)	(2.0)	(1.5)
Provision For Income Taxes	(4.0)	(5.1)	(4.2)
Minority Interests	—	(0.1)	(0.2)

Net Income	10.2	11.7	9.5

*
Certain amounts in prior years have been reclassified to conform with the 2003 presentation.

        For additional financial information by operating segment and geographic region, see Note 12 to our Consolidated Financial Statements included in Item 18 of this annual report.

Certain Non-GAAP Financial Measures Used to Describe Results of Operations

Consolidated Adjusted Sales and Operating Income

  Fiscal 2003

        The results of operations for the year ended December 31, 2003 include the results of operations of OPSM as of August 1, 2003. Because of this significant change, we have included the following table of consolidated adjusted sales and operating income for the year ended December 31, 2002. We believe that the adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance between the 2002 and 2003 periods on a consistent basis. In addition, since we have historically reported such adjusted financial measures to the investment community, we believe that our inclusion provides consistency in our financial reporting. However, adjusted financial information should not be viewed in isolation or as a substitute for results of operations calculated in accordance with U.S. GAAP, or as a measure of profitability or liquidity. The adjusted financial measures should be used only as a supplement to U.S. GAAP results to assist the reader in better understanding our relative operating performance between 2002 and 2003.

        The consolidated adjusted amounts reflect the following adjustments:

  1.
  the consolidated results of OPSM for the five month period ended December 31, 2002, prior to the acquisition, are included in the adjusted amounts; and

  2.
  the elimination of wholesale sales to OPSM from Luxottica entities for the five month period ended December 31, 2002.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of August 1, 2002.

        The following table reflects our consolidated net sales and income from operations for the year ended December 31, 2002 as reported and as adjusted:

(In millions of Euro)	Fiscal Year 2002 U.S. GAAP results	Adjustment for OPSM	Fiscal Year 2002 adjusted results
Consolidated net sales	3,178.6	108.3	3,286.9
Consolidated income from operations	601.5	6.1	607.6

        Our year end for our retail operations ends on the Saturday closest to December 31, and, as a result, a 53rd week may be added every four or five years. Fiscal 2003 was such a year, and as such the 53rd week has increased our net sales by U.S. $41.7 million and income from operations by U.S. $10.9 million.

  Fiscal 2002

        The results of operations for the year ended December 31, 2002 included two significant changes from 2001. These changes were (i) the inclusion of the operations of Sunglass Hut, which was acquired in April 2001 and thus not included in the first quarter of 2001 statement of operations and (ii) the effect of the adoption of SFAS No. 142, whereby goodwill and other intangibles which are deemed to have an indefinite life are no longer amortized on a straight line basis as required by the previous standard but will be tested periodically for impairment.

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

        The following table reflects our consolidated net sales and income from operations for the year ended December 31, 2001 as reported and as adjusted:

(In millions of Euro)	Fiscal Year 2001 U.S. GAAP results	Consolidation of Sunglass Hut 1Q 2001	Elimination of Wholesale Sales to Sunglass Hut	Elimination of Goodwill Amortization (SFAS 142)	Fiscal Year 2001 adjusted results
Net Sales	3,101.1	146.7	(6.7)	0	3,241.1
Income (loss) from Operations	509.5	(12.8)	0	70.1	566.9

        The consolidated adjusted amounts in the table reflect the following adjustments:

  1.
  the consolidated results of Sunglass Hut for the three month period ended March 31, 2001, prior to the acquisition, are included in the adjusted amounts and were reclassified for the elimination of a one time restructuring charge recorded in the period of approximately U.S. $30 million and the elimination of goodwill amortization as contemplated by the adoption of SFAS No. 142;

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

Impact of Fluctuations in Currency Exchange Rates

        We use certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. We believe that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since we have historically reported such adjusted financial measures to the investment community, we believe that their inclusion provides consistency in our financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates (i) between years 2003 and 2002 are calculated using for each currency the average exchange rate for the year ended December 31, 2002, and (ii) between years 2002 and 2001 are calculated using for each currency the average exchange rate for the year ended December 31, 2001.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, our method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding our operational performance.

Calculation of Adjusted 2003 Results

(In millions of Euro)	Fiscal Year 2002 U.S. GAAP results	Fiscal Year 2003 U.S. GAAP results	Adjustment for Constant Exchange Rates	Fiscal Year 2003 Adjusted Results
Consolidated net sales	3,178.6	2,824.6	400.2	3,224.8
Manufacturing/Wholesale net sales	1,128.7	995.1	77.9	1,073.0
Less: Intercompany sales	(154.9)	(172.7)	(29.6)	(202.3)

Wholesale sales to third parties	973.8	822.4	48.3	870.7
Retail net sales	2,204.8	2,002.3	351.8	2,354.1

Calculation of Adjusted 2002 Results

(In millions of Euro)	Fiscal Year 2001 U.S. GAAP results	Fiscal Year 2002 U.S. GAAP results	Adjustment for Constant Exchange Rates	Fiscal Year 2002 Adjusted Results
Consolidated net sales	3,101.1	3,178.6	163.9	3,342.5
Manufacturing/Wholesale net sales	1,146.6	1,128.7	43.4	1,172.1
Less: Intercompany sales	(194.3)	(154.8)	(8.5)	(163.3)

Wholesale sales to third parties	952.3	973.9	34.9	1,008.8
Retail net sales	2,148.8	2,204.7	129.0	2,333.7

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

        Net Sales.    Net sales decreased 11.1 percent to Euro 2,824.6 million during 2003 as compared to Euro 3,178.6 million for 2002. This net decrease was primarily due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have increased by 1.5 percent during 2003, as compared to 2002.

        In addition, the comparison between 2003 and 2002 net sales is affected by the fact that our 2003 results included the results of operations of OPSM as of August 1, 2003 and the effect of the 53rd week in the North American retail calendar, while 2002 was a 52-week year. The effect of the 53rd week is equal to U.S. $41.7 million in net sales. The following table presents the particular and combined effects of exchange rates, the OPSM acquisition and the 53rd week on our consolidated net sales, in order to allow a comparison of net sales on a consistent basis:

	Consolidated Net Sales
(In millions of Euro)	Fiscal Year 2002	Fiscal Year 2003	% change
U.S. GAAP results	3,178.6	2,824.6	-11.1%
Exchange rate effect		400.2

Constant exchange rate	3,178.6	3,224.8	+1.5%
OPSM results in 2002	108.3

with OPSM in both years	3,286.9	3,224.8	-1.9%
without 53rd week in 2003(1)		(44.1)

Consistent basis	3,286.9	3,180.7	-3.2%

(1)
U.S. $41.7 million converted in Euro at Fiscal Year 2002 average exchange rate of Euro 1.00 = U.S. dollar 0.945 to maintain constant exchange rate comparison.

        The 3.2 percent decrease in net sales on a consistent basis in 2003 (excluding the effects of exchange rates, the OPSM acquisition and the 53rd week) as compared to 2002 is mainly attributable to reduced sales of the Armani product lines following the termination of the Armani license agreements as of December 31, 2002.

        On a geographic basis, our operations in the United States and Canada had net sales, as adjusted to eliminate intercompany sales, of Euro 1,921.3 million during 2003, comprising 68.0 percent of total net sales, a decrease of Euro 398.1 million from 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro. In U.S. dollars, net sales from our operations in the United States and Canada decreased U.S. $19.4 million as compared to 2002 net sales. Net sales for the remaining markets, as adjusted to eliminate intercompany sales, accounted for the remaining Euro 903.2 million of net sales during 2003, which represented a 5.1 percent increase as compared to 2002. This increase was due to the inclusion of OPSM sales for the five month period following the acquisition in 2003, partially offset by the reduction of Armani sales following the termination of our license agreements with Armani.

        Retail Segment Net Sales

        During 2003, net sales in the retail segment accounted for approximately 70.9 percent of total net sales, as compared to approximately 69.4 percent of total net sales in 2002.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM, decreased 9.2 percent to Euro 2,002.3 million for 2003 from Euro 2,204.8 million for 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales during 2003 would have increased by 6.8 percent as compared to 2002. The following table presents the particular and combined effects of exchange rates, the OPSM acquisition and the 53rd week on our retail segment net sales, in order to allow a comparison of operating performance on a consistent basis:

	Retail Segment Net Sales
(In millions of Euro)	Fiscal Year 2002	Fiscal Year 2003	% change
U.S. GAAP results	2,204.8	2,002.3	-9.2%
Exchange rate effect		351.8

Constant exchange rate	2,204.8	2,354.1	+6.8%
OPSM results in 2002(2)	109.8

with OPSM in both years	2,314.5	2,354.1	+1.7%
without 53rd week in 2003(1)		(44.1)

Consistent basis	2,314.5	2,310.0	-0.2%

(1)
U.S. $41.7 million converted in Euro at Fiscal Year 2002 average exchange rate of Euro 1.00 = U.S. dollar 0.945 to maintain constant exchange rate comparison.

(2)
This effect differs from the "OPSM results in 2002" under our table above for Consolidated Net Sales, which is equal to Euro 108.3 million, because it is gross of inter-segment elimination.

        Comparable store sales in constant U.S. dollars during 2003, excluding the effects of the OPSM acquisition and the 53rd week, decreased 1.1 percent as compared to 2002.

        Manufacturing and Wholesale Segment Net Sales

        Net sales to third parties in the manufacturing and wholesale segment decreased 15.6 percent to Euro 822.4 million in 2003 as compared to Euro 973.8 million in 2002. Net sales in this segment is affected by exchange rates, but not the 53rd week or the acquisition of OPSM, which apply only to our retail segment. Assuming constant exchange rates, wholesale sales to third parties in 2003 would have decreased by 10.6 percent as compared to 2002. This decline was primarily attributable to the reduction by almost 80 percent of Armani sales during the year following the termination of our license agreements with Armani.

        Cost of Sales.    Cost of sales decreased 5.0 percent to Euro 878.3 million in 2003, from Euro 924.4 million in 2002, and increased as a percentage of net sales to 31.1 percent from 29.1 percent, respectively. Manufacturing labor costs decreased 7.8 percent to Euro 240.9 million in 2003 from Euro 261.2 million in 2002. As a percentage of net sales, cost of labor increased to 8.5 percent in 2003 from 8.2 percent in 2002. The increase in cost of sales, including manufacturing labor costs, as a percentage of net sales, was mainly attributable to the currency translation of our unit sales, denominated in U.S. dollars, to Euro, such that the weakening of the U.S. dollar against the Euro increased our average cost of sales with respect to our unit sales denominated in U.S. dollars. For 2003, the average number of frames produced daily in Luxottica's facilities (including Tristar and that of the newly acquired IC Optics) was approximately 123,000 as compared to 131,000 for 2002.

        Gross Profit.    For the reasons outlined above, gross profit decreased 13.7 percent to Euro 1,946.3 million in 2003 from Euro 2,254.2 million in 2002. As a percentage of net sales, gross profit decreased to 68.9 percent in 2003 from 70.9 percent in 2002.

        Operating Expenses.    Total operating expenses decreased 8.4 percent to Euro 1,514.5 million in 2003, from Euro 1,652.7 million in 2002. As a percentage of net sales, operating expenses increased to 53.6 percent in 2003 from 52.0 percent in 2002.

        Selling and advertising expenses, including royalty payments, decreased 9.2 percent to Euro 1,233.5 million during 2003 from Euro 1,358.9 million in 2002. As a percentage of net sales, these expenses increased to 43.7 percent in 2003 from 42.8 percent in 2002. While the reduction in selling and advertising expenses, including royalty payments, is largely due to the weakening of the U.S. dollar against the Euro, the increase as a percentage of net sales is mainly due to the greater percentage of fixed costs to total costs in our retail segment.

        General and administrative expenses, including intangible asset amortization, decreased 4.3 percent to Euro 281.0 million 2003 from Euro 293.8 million in 2002. As a percentage of net sales, general and administrative expenses increased to 9.9 percent in 2003 from 9.2 percent in 2002. While the reduction in general and administrative expenses is primarily due to the weakening of the U.S. dollar against the Euro, the increase as a percentage of net sales is mainly due to the greater percentage of fixed costs to total costs in the manufacturing and wholesale distribution segment, due to the reduction in sales.

        Income from Operations.    Income from operations for 2003 decreased 28.2 percent to Euro 431.8 million from Euro 601.5 million in 2002. As a percentage of net sales, income from operations decreased to 15.3 percent in 2003 from 18.9 percent in 2002. The comparison between the results of 2003 and 2002 is affected by the fact that our 2003 results included the results of operations of OPSM as of August 1, 2003 and the effect of the 53rd week in the North American retail calendar, while 2002 was a 52-week year. The effect of the 53rd week is equal to U.S. dollar 10.9 million in income from operations.

        On a consistent basis, including OPSM's results for the five-month period ended December 31, 2002, and excluding the effect of the 53rd week from 2003 results, the decrease in income from operations in 2003, as adjusted, would have been 30.5 percent as compared to 2002, as adjusted (see following table).

	Consolidated Income from Operations
(In millions of Euro)	Fiscal Year 2002	Fiscal Year 2003	% change
U.S. GAAP results	601.5	431.8	-28.2%
% of net sales	18.9%	15.3%
OPSM results in 2002	6.1

with OPSM in both years	607.6	431.8	-28.9%
% of net sales	18.5%	15.3%
without 53rd week in 2003(1)		(9.6)

Consistent basis	607.6	422.2	-30.5%
% of net sales	18.5%	15.1%

(1)
U.S. $10.9 million converted in Euro at Fiscal Year 2003 average exchange rate of Euro 1.00 = U.S. dollar 1.1307. Unlike the reconciliations of net sales in the tables above, we have not calculated the exchange rate effect for income from operations.

        Operating margin, calculated as income from operations divided by net sales, in the manufacturing and wholesale distribution segment decreased to 19.2 percent in 2003 from 25.5 percent in 2002.

        Operating margin in the retail segment decreased to 13.5 percent in 2003 from 14.5 percent in 2002. On a consolidated adjusted basis, including OPSM's results for the five-month period ended December 31, 2002, and excluding the effect of the 53rd week from 2003 results, the decrease in operating margin in the retail segment, would have been 13.2 percent in 2003, as adjusted, as compared to 14.2 percent in 2002, as adjusted (see following table).

	Retail Segment Income from Operations
(In millions of Euro)	Fiscal Year 2002	Fiscal Year 2003	% change
U.S. GAAP results	319.4	269.9	-15.6%
% of net sales	14.5%	13.5%
OPSM results in 2002(1)	8.4

with OPSM in both years	327.8	269.9	-17.7%
% of net sales	14.2%	13.5%
without 53rd week in 2003(2)		(9.6)

Consistent basis(2)	327.8	260.3	-20.6%
% of net sales	14.2%	13.2%
Consistent basis in U.S. dollar (3)	309.8	294.2	-5.0%

(1)
This effect differs from "OPSM results in 2002" under our table above for Consolidated Income from Operations, which is equal to Euro 6.1 million, because it is gross of inter-segment elimination.

(2)
U.S. $10.9 million was converted in Euro at Fiscal Year 2003 average exchange rate of Euro 1.00 = U.S. dollar 1.1307. Unlike the previous reconciliations of net sales in the tables above, we have not calculated the exchange rate effect for income from operations.

(3)
Translated at the Fiscal Year 2002 average exchange rate of Euro 1.00 = U.S. dollar 0.9450 and at the Fiscal Year 2003 average exchange rate of Euro 1.00 = U.S. dollar 1.1307, respectively. This translation is provided for comparison purposes only, because most of retail sales are generated in U.S. dollars, and does not purport to be indicative of operating results at constant exchange rates, because a portion of our retail business is generated in other currencies.

        Interest and Other Expense.    Net interest and other expense was Euro 42.0 million in 2003 as compared to Euro 62.1 million in 2002. This decrease was attributable to lower interest expense in the current period due to the reduction of interest rates.

        Net Income.    Income before taxes decreased 27.7 percent to Euro 389.8 million in 2003 from Euro 539.4 million in 2002. As a percentage of net sales, income before taxes decreased to 13.8 percent in 2003 from 17.0 percent in 2002. Minority interest of Euro (5.1) million in 2003 increased from Euro (4.7) million in 2002. Our effective tax rate was 30.1 percent in 2003 while it was 30.2 percent in 2002. Net income decreased 28.1 percent to Euro 267.3 million in 2003 from Euro 372.1 million in 2002. Net income as a percentage of net sales decreased to 9.5 percent in 2003 from 11.7 percent in 2002. The decrease in net income was a result of the factors described above.

        Basic earnings per share for 2003 were Euro 0.60 decreasing from Euro 0.82 for 2002 and diluted earnings per share for 2003 were Euro 0.59 decreasing from Euro 0.82 for 2002.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

        Net Sales.    Net sales increased 2.5 percent to Euro 3,178.6 million during 2002 as compared to Euro 3,101.1 million for 2001. During 2002, net sales in the retail segment accounted for approximately 69.4 percent of total net sales, while during 2001, net sales in the retail segment accounted for approximately 69.3%.

        On a consolidated adjusted basis, our net sales would have decreased by 1.9 percent in 2002 as compared to 2001, as adjusted. This net decrease was substantially due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the periods, net sales would have increased by 3.1 percent compared to 2001, as adjusted.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, increased 2.6 percent to Euro 2,204.7 million in 2002 from Euro 2,148.8 million in 2001. Comparable store sales in constant U.S. dollars for the year decreased 0.6 percent.

        On a consolidated adjusted basis, net sales of the retail segment, in Euro, would have decreased by 4.0 percent in 2002 as compared to 2001, as adjusted. This decrease was primarily due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, adjusted net retail sales would have increased 1.7 percent during 2002. This increase was primarily attributable to the increase in the number of LensCrafters stores from 868 to 882, offset by the closing of certain under-performing Sunglass Hut stores and a decrease in comparable store sales mentioned above.

        Net sales to third parties in the manufacturing and wholesale segment increased to Euro 973.8 million for 2002 as compared to Euro 952.3 million in 2001. Excluding wholesale sales to Sunglass Hut during both periods, adjusted net sales to third parties in the segment would have increased by 3.0 percent. Assuming constant exchange rates and excluding wholesale sales to Sunglass Hut, wholesale sales to third parties for 2002 would have increased by 6.7 percent compared to 2001. The majority of this increase is attributable to additional sales of our Ray-Ban lines and to the successful development of the Chanel brand.

        On a geographic basis, our operations in the United States and Canada had net sales, as adjusted to eliminate intercompany sales, of Euro 2,319.5 million in 2002, comprising 73.0 percent of total net sales, a decrease of Euro 3.8 million from 2001. This decrease was substantially due to the weakening of the U.S. dollar against the Euro. In U.S. dollars, net sales from our operations in the United States and Canada increased U.S. $110.9 million as compared to 2001 net sales. Net sales for the remaining markets, as adjusted to eliminate intercompany sales, accounted for the remaining Euro 859.1 million of net sales during 2002, which represented a 10.5 percent increase as compared to 2001. This increase was largely due to the inclusion of Sunglass Hut's UK and Australian operations for the entire 2002 period, as opposed to only the post-acquisition period in 2001.

        Cost of Sales.    Cost of sales increased 0.5 percent to Euro 924.4 million in 2002 from Euro 920.2 million in 2001, and decreased as a percentage of net sales to 29.1 percent from 29.7 percent, respectively. This decrease as a percentage of net sales was mainly attributable to the increase in sales by Sunglass Hut of Luxottica-manufactured products together with the benefits of more favorable terms from Sunglass Hut vendors. Manufacturing labor costs increased 2.8 percent to Euro 261.2 million in 2002 from Euro 254.0 million in 2001. As a percentage of net sales, cost of labor remained constant at 8.2 percent. For each of 2001 and 2002, the average number of frames produced daily in our facilities was approximately 124,000.

        Gross Profit.    For the reasons outlined above, gross profit increased 3.4 percent to Euro 2,254.2 million in 2002 from Euro 2,180.9 million in 2001. As a percentage of net sales, gross profit increased to 70.9 percent in 2002 from 70.3 percent in 2001.

        Operating Expenses.    Total operating expenses decreased 1.1 percent to Euro 1,652.7 million in 2002 from Euro 1,671.4 million in 2001. As a percentage of net sales, operating expenses decreased to 52.0 percent in 2002 from 53.9 percent in 2001.

        Selling and advertising expenses, including royalty payments, increased 4.3 percent to Euro 1,358.8 million in 2002 from Euro 1,302.4 million in 2001. As a percentage of net sales, these expenses increased to 42.8 percent from 42.0 percent. This increase is primarily attributable to the inclusion for the full period of the operations of Sunglass Hut, which, as a retailer, incurs higher selling expenses as a percentage of sales than our wholesale operations. In addition to the additional selling and advertising expenses, including royalty payments, of Sunglass Hut of Euro 82.2 million for the first quarter of 2002, the increase is attributable to an increase in royalties from higher designer-line sales.

        General and administrative expenses, including intangible asset amortization, decreased 20.4 percent to Euro 293.8 million in 2002 from Euro 369.1 million in 2001. This decrease was primarily due to the benefit of Euro 71.1 million realized from the elimination of amortization expenses associated with goodwill following our adoption of SFAS No. 142.

        As a percentage of net sales, general and administrative expenses decreased to 9.2 percent from 11.9 percent. This decrease as a percentage of net sales was primarily attributable to the reduction in amortization expense discussed above in addition to the integration of many of the Sunglass Hut corporate and other functions with those of LensCrafters. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

        Income from Operations.    Income from operations for 2002 increased 18.1 percent to Euro 601.5 million from Euro 509.5 million in 2001. As a percentage of net sales, income from operations increased to 18.9 percent from 16.4 percent.

        On a consolidated adjusted basis, as reflected in the above table, the increase in income from operations in 2002 would have been 6.1 percent, compared to 2001, as adjusted. Income from operations, as adjusted, represented 17.5 percent of consolidated adjusted net sales for 2001.

        Operating margin, calculated as income from operations divided by net sales, in the manufacturing and wholesale distribution segment increased to 25.5 percent in 2002 from 25.1 percent in 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the year ended December 31, 2002.

        Operating margin in the retail segment decreased to 14.5 percent in 2002 from 14.9 percent in 2001. On a consolidated adjusted basis, operating margin of the retail segment would have been 13.7 percent of retail adjusted net sales, in 2001. The improvement in operating margin for the year ended December 31, 2002 as compared to the same period of 2001, as adjusted, is primarily due to: (i) improved gross profit from more favorable purchase terms that we were able to renegotiate with Sunglass Hut vendors, and (ii) the cost savings achieved from improved efficiencies in our Retail Division's corporate structure.

        Interest and Other Expense.    Net interest and other expense was Euro 62.1 million in 2002 as compared to Euro 68.2 million in 2001. This decrease was attributable primarily to lower interest expense in the current period due to the reduction of debt balances and interest rates partially offset by realized and unrealized foreign exchange transaction and remeasurement losses, net recognized in 2002, compared to a net gain on similar items in 2001.

        Net Income.    Income before taxes increased 22.2 percent to Euro 539.4 million in 2002 from Euro 441.3 million in 2001. As a percentage of net sales, income before taxes increased to 17.0 percent from 14.2 percent. Minority interest of Euro (4.7) million in 2002 decreased from Euro (1.5) million in 2001. Our effective tax rate increased to 30.2 percent from 28.0 percent in 2001. Net income increased 17.6 percent to Euro 372.1 million in 2002 from Euro 316.4 million in 2001. Net income as a percentage of net sales increased to 11.7 percent from 10.2 percent in 2001. The increase in net income was a result of the factors described above.

        Basic earnings per share and diluted earnings per share for 2002 was Euro 0.82, an increase from Euro 0.70 for 2001.

Taxes

        Our effective tax rates for the years ended December 31, 2003 and 2002 were approximately 30.1 percent and 30.2 percent, respectively. The effective tax rates were less than the statutory tax rate due to permanent differences between our income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with our acquisitions. Management believes that our net loss carryforward will be completely utilized in 2004.

Liquidity and Capital Resources

Our Net Financial Position

        We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion. As set forth in the table below, as of December 31, 2003, our consolidated net financial position, defined as financial debt less cash balances, was Euro (1,470.4) million compared to Euro (1,254.3) million as of December 31, 2002. This increase in net financial position is mainly attributable to the acquisition of OPSM and, to a lesser extent, cash used to the purchase of treasury shares and the acquisition of the Versace and Prada licenses, partially offset by the cash generated by operating activities during 2003.

        Set forth below is certain information regarding our net financial position as of December 31 of the years indicated:

	2002	2003
	(in millions of Euro)
Amounts from GAAP Balance Sheets
Cash and cash equivalents	151.4	299.9
Bank overdrafts	(371.7)	(516.9)
Current portion of long-term debt	(178.3)	(390.9)
Long-term debt	(855.7)	(862.5)

Net Financial Position	(1,254.3)	(1,470.4)

        "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. Net financial position is not, and should not be considered in isolation of, or as a substitute for, our total long-term debt, total liabilities or any other financial measures presented in accordance with U.S. GAAP. The term "net financial position" may differ from similarly titled financial measures used by other companies.

Our Indebtedness

        Our debt agreements contain certain covenants, including covenants that restrict our ability to incur additional indebtedness. We do not currently expect to require any additional financing that would require us to obtain consents or waivers of any existing restrictions on additional indebtedness set forth in our debt agreements.

The U.S. $350 Million Credit Facility with UniCredito Italiano and the Convertible Swap Step-Up

        In June 1999, we received the proceeds of a Euro 350 million Eurobond offering by one of our wholly-owned subsidiaries, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the Eurobonds, which were repaid in full in June 2002. To refinance the Eurobonds, in June 2002, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million; the revolving loan was partially drawn as of December 31, 2003, with outstanding borrowings of U.S. $25 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.641 percent on December 31, 2003) and the credit facility allows us to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2003.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up ("2002 Swap"). The beginning and maximum notional amount of 2002 Swap is U.S. $275 million, which will decrease by U.S. $20 million quarterly, beginning with the quarter commencing on March 17, 2003. 2002 Swap, which will expire on June 17, 2005, was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement. 2002 Swap allows U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months. This derivative does not qualify for hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, and, as such, is marked to market with the gains or losses from the change in value reflected in current operations.

The Euro 500 Million Credit Facility with UniCredito Italiano

        In June 1999, we acquired the Global Eyewear Division of Bausch & Lomb Incorporated, or the Ray-Ban business, from Bausch & Lomb for a purchase price of U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million based on the exchange rate in effect at such time) credit facility with UniCredito Italiano S.p.A. The interest rate applicable to amounts provided to us under the credit facility was Euribor plus 0.5 percent. In June 2000, we refinanced this short-term credit facility with a new credit facility with several financial institutions which provided for total maximum borrowings of Euro 500 million. The new credit facility was repaid in June 2003.

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

        In December 2002, we entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability up to Euro 650 million, which was fully drawn as of December 31, 2003. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million on June 28, 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.592 percent on December 31, 2003). The revolving loan portion provides borrowing availability of up to Euro 150 million, and amounts borrowed under the revolver portion may be borrowed and repaid until final maturity. The revolving loan portion was fully drawn as of December 31, 2003. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.594 percent on December 31, 2003 for the relevant interest period). The final maturity of the credit facility is December 27, 2005. We may select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. We were in compliance with the covenants under the credit facility as of December 31, 2003.

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

The OPSM Acquisition and the Euro 200 Million Credit Facility with Banca Intesa.

        In September 2003, we acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of performance rights and options of OPSM for an aggregate of Australian Dollar 442.7 million (Euro 253.7 million), including acquisition-related expenses. The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The new credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.692 percent on December 31, 2003). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2003, the revolving portion was totally utilized. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.683 percent on December 31, 2003). The final maturity of the credit facility is September 30, 2008. We can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2003.

The U.S. $300 Million Senior Unsecured Guaranteed Notes and the DB Swaps

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million (Euro 238 million) of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable Notes date of maturity. The Notes are guaranteed on a senior unsecured basis by Luxottica Group S.p.A. and Luxottica S.r.l., a wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2003.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and to a floating rate of the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps are treated as fair value hedges of the related debt and qualify for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps is recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate.

New Euro 740 Million and U.S. $325 Million Credit Facility

        On June 3, 2004, we entered into a new five-year credit facility with a group of banks for an aggregate of Euro 740 million and an aggregate of U.S. $325 million in favor of Luxottica Group S.p.A. and our subsidiary, Luxottica U.S. Holdings Corp., or U.S. Holdings. The new credit facility consists of three tranches: (a) an amortizing term loan of Euro 405 million that is to be used to refinance Luxottica Group S.p.A.'s existing debt as it matures and for other general corporate purposes and will require nine equal quarterly installments of Euro 45 million beginning in June 2007; (b) a term loan of U.S. $325 million that is to be used by U.S. Holdings to finance the acquisition of Cole National and will mature in June 2009; and (c) a revolving credit facility equivalent to Euro 335 million, available in Euro or U.S.$, in favor of both Luxottica Group S.p.A. and U.S. Holdings, that is to be used for general corporate purposes and will mature in June 2009. We may select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate, plus a margin, and U.S. dollar-denominated loans based on the corresponding LIBOR rate, plus a margin, as set forth in greater detail in the credit facility agreement. The new credit facility also contains certain financial and operating covenants. See Item 4—"Recent Developments" regarding our proposed acquisition of Cole National Corporation.

Our Working Capital and Cash Flows

        Set forth below is certain information regarding our Working Capital (total current assets minus total current liabilities) and Adjusted Working Capital (as defined below) as of the last three fiscal years:

	As of December 31,
	2001	2002	2003
	(In millions of Euro)
Current Assets	1,427.4	1,140.1	1,267.1
-Current Liabilities	(2,299.5)	(998.7)	(1,323.3)
Working Capital	(872.1)	141.4	(56.2)
Adjustments:
-Cash and Cash equivalents	(199.2)	(151.4)	(299.9)
-Restricted Cash	(213.5)	0	0
-Bank overdrafts	411.2	371.7	516.9
-Current portion of long-term debt	1,339.1	178.3	390.9

Adjusted Working Capital	465.5	540.0	551.7

        "Adjusted Working Capital" is defined as Working Capital excluding cash, cash equivalents, restricted cash, bank overdrafts and the current portion of long-term debt. Adjusted Working Capital is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. Adjusted Working Capital is presented because management believes that this measure better reflects the short-term cash absorption/generation related to the operating performance of the business, regardless of the long or short term nature of our credit facilities. This non-GAAP financial measure is not, and should not be considered as, in isolation of, or as a substitute for financial information presented in accordance with U.S. GAAP, and may differ from similarly titled financial measures used by other companies. A reconciliation of Adjusted Working Capital to Working Capital is included in the table above.

        Cash flows provided by operating activities were Euro 436.0 million, Euro 440.2 million and Euro 327.5 million for the years ended December 31, 2001, 2002 and 2003, respectively. Cash flows from operating activities have consisted primarily of income from operations and depreciation and amortization, partially offset by reductions in accounts payable and expenses previously accrued.

        Cash flows used in investing activities for the years ended December 31, 2001, 2002 and 2003 were Euro 711.1 million, Euro 175.1 million and Euro 468.6 million, respectively, resulting primarily from additions of property, plant and equipment, as well as the acquisitions of Sunglass Hut in 2001 and OPSM in 2003, respectively.

        Cash flows from/(used in) financing activities for December 31, 2001, 2002 and 2003 were Euro 401.8 million, Euro (311.1) million and Euro 304.7 million, respectively, consisting primarily of proceeds from the incurrence of indebtedness in connection with the acquisitions of Sunglass Hut in 2001 and OPSM in 2003, respectively, offset by repayments of maturing debt, net change in bank overdrafts, dividends and the purchase of treasury shares in fiscal 2002 and 2003. In 2003, we determined that the net change in bank overdrafts had to be classified as a financing activity rather than netted against cash and cash equivalents. As a result, cash provided by (used in) financing activities and cash and cash equivalents for previous years have been reclassified in the statements of consolidated cash flows from amounts previously reported.

        We believe that the financial resources available to us will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for the ensuing 12 months.

        We do not believe that the relatively moderate rates of inflation which have been experienced in the geographic markets where we compete have had a significant effect on our net sales or profitability. In the past, we have been able to offset cost increases by increasing prices, although we can give no assurance that we will be able to do so in the future.

        On March 25, 2004, one of our two authorized ADR repurchase plans approved in fiscal 2002 expired. The first plan allowed U.S. Holdings to repurchase up to 11,500,000 ADRs (one ADR represents one ordinary share), representing 2.5 percent of our authorized and issued capital, over the 18 month period commencing on September 25, 2002. Our other authorized ADR repurchase plan provides for the repurchase of up to an additional 10,000,000 ADRs, representing 2.2 percent of our authorized and issued share capital, over the 18 month period commencing on March 20, 2003. This ADR repurchase plan will expire on September 20, 2004. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through December 31, 2003, U.S. Holdings had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

Off-Balance Sheet Arrangements

        In December 2003, the FASB issued FASB Interpretation FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," or FIN 46-R, to address certain FIN No. 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", for companies that have interests in entities that are Variable Interest Entities (VIE) as defined under FIN No. 46-R. According to this interpretation, if a company has an interest in a VIE and is at risk for the majority of the VIE's expected losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. FIN No. 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. We do not hold any significant interests in VIE's that would require consolidation or additional disclosure.

        We use, from time to time, derivative financial instruments, principally interest rate and currency swap agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. Although we have not done so in the past, we may enter into other derivative financial instruments when we assess that the risk can be hedged effectively. We have no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commercial Commitments

        We are party to numerous contractual arrangements consisting of, among other things, royalty agreements with designers, leases for retail store, plant, warehouse and office facilities, as well as certain data processing and automotive equipment, and outstanding borrowings under credit agreements and facilities with financial institutions to finance our operations. These contractual arrangements may contain minimum annual commitments. A more complete discussion of the obligations and commitments is included in Notes 8 and 14 of the Notes to our Consolidated Financial Statements included in this annual report.

        The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under noncancelable operating leases and minimum payments under noncancelable royalty arrangements as of December 31, 2003. The table does not include pension liabilities. Our pension plans are discussed in Note 9 of the Notes to our Consolidated Financial Statements included in Item 18 of this annual report.

(in Millions of Euro)	Payments Due by Period
Contractual Obligations	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Long Term Debt and Current Maturities	390.9	498.3	332.4	31.7	1,253.4
Operating Leases	167.5	247.2	157.3	107.0	679.0
Minimum Royalty Arrangements	29.2	39.0	40.3	156.8	265.2
Total	587.6	784.5	530.0	295.5	2,198.6

        At December 31, 2003, we had available funds of approximately Euro 271.8 million under our unused short-term lines of credit. In addition, certain U.S. subsidiaries obtained various letters of credit from banks outstanding of Euro 21.2 million as of December 31, 2003. Most of these letters of credit are used as security in risk management contracts or store leases. Most contain evergreen clauses under which they are automatically renewed unless the bank is notified of nonrenewal.

        Our capital expenditures were Euro 81.3 million for the year ended December 31, 2003 and Euro 13.0 million for the three month period ended March 31, 2004. It is our expectation that 2004 annual capital expenditures will be in the range of Euro 100 million, excluding any capital expenditures in connection with the payment of the purchase price for the acquisition of Cole National Corporation. See Item 4—"Recent Developments" regarding our proposed acquisition of Cole National Corporation.

        See Item 18—"Financial Statements—Notes to Consolidated Financial Statements."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A. as of December 31, 2003, except as otherwise specified:

Name	Age(1)	Officer or Director Since(2)	Position(1)
Leonardo Del Vecchio	68	1961	Chairman of the Board of Directors
Luigi Francavilla	66	1968	Deputy Chairman
Claudio Del Vecchio	46	1978	Director
Roberto Chemello	49	1979	Chief Executive Officer
Lucio Rondelli	79	1990	Director
Tancredi Bianchi	75	1990	Director
Mario Cattaneo	73	2003	Director
Enrico Cavatorta	42	1999/2003	Chief Financial Officer and Director
Sabina Grossi	38	1996/2003	Head of Investor Relations and Director
Frank Baynham	50	1987	Executive Vice President—Stores, Retail N.A.
Kerry Bradley	47	1988	Chief Operating Officer of Retail N.A.
Tom Coleman	55	1987	C.E.O.—OPSM Group
Enzo Damin	46	1997	Head of Human Resources
Jack Dennis	58	1982	C.F.O. and C.A.O. of Retail N.A.
Andrea Fiabane	41	1990	Executive Vice President, North America
Andrea Gallina	48	1998	Head of Manufacturing
Valerio Giacobbi	39	1991	Executive Vice President, North America
Giuseppe La Boria	45	2001	Head of Sales—Wholesale Division
Mario Mella	39	1990	C.A.O. and General Affairs Manager—Wholesale Division
Antonio Miyakawa	37	1993	Executive Vice President—Wholesale Division
Paolo Mollo	40	1990	Head of Planning and Logistics
Claudio Renon	51	1968	Head of Product Development
Umberto Soccal	53	1988	Chief Information Technology Officer

(1)
Except as otherwise specified, all ages and positions are as of December 31, 2003.

(2)
Reflects period of affiliation with Luxottica Group S.p.A. or any of our predecessors and affiliates.

        Messrs. Leonardo Del Vecchio, Luigi Francavilla, Roberto Chemello, Lucio Rondelli and Sabina Grossi are also members of the Executive Committee of the Board of Directors.

        Directors serve for a term of three years and were most recently elected on June 25, 2003. Executive officers serve at the discretion of the Board of Directors. Except for Messrs. Rondelli, Bianchi, Cattaneo and Claudio Del Vecchio, all of the members of the Board of Directors are full-time executives of Luxottica Group S.p.A. or certain of our subsidiaries.

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

        Luigi Francavilla joined Luxottica Group S.p.A. in 1968 and has been Deputy Chairman since 1981 and a Managing Director of Luxottica S.r.l., our principal operating subsidiary, since 1977. He also serves as a director of several of our subsidiaries. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In April 2000, he received an honorary degree in Business Administration from Constantinian University.

        Claudio Del Vecchio, a son of Leonardo Del Vecchio, joined Luxottica Group S.p.A. in 1978 and has been a director since 1981. From 1979 to 1982, he managed our Italian and German distribution operations. He also serves as a director of several of our subsidiaries. Claudio Del Vecchio is Chairman and Chief Executive Officer of Retail Brand Alliance, Inc., the owner of Brooks Brothers, Inc. and other clothing apparel companies.

        Roberto Chemello joined Luxottica Group S.p.A. in 1979 and has been Chief Executive Officer since 1985. He also serves as Chairman or as a director of several of our subsidiaries. Prior to 1985, Mr. Chemello was our Chief Financial Officer. Mr. Chemello graduated with a degree in Business Administration from the Ca' Foscari University in Venice.

        Lucio Rondelli has been a director since 1990. Mr. Rondelli was the Chairman of UniCredito Italiano S.p.A. until 2001, having held various positions with the bank continuously from 1947. Mr. Rondelli is currently a member of the Board of Directors of Spafid, F.P. Riso Gallo S.p.A., ISPI. (Institute for the study of International Politics), Istituto Europeo di Oncologia and the Chairman of Assiparos g.p.a. In 1976 he received the honor of Cavaliere di Gran Croce dell'Ordine (Knight of the Great Cross Order) for merit to the Republic of Italy and in 1986 the President of the Republic of

Italy conferred on him the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit).

        Tancredi Bianchi has been a director since 1990 and has been Professor of Credit and Banking at the Bocconi University in Milan since 1978. In 1959, he qualified for University teaching and began teaching Banking Technique at the Venice University, as well as the Pisa and Rome Universities. In recent years he joined the Board of Directors of Montedison and until 1989 was a member of the Board of Directors of Credito Bergamasco. Until 1998, Mr. Bianchi was Chairman of the Italian Banking Association. He is currently Chairman of Centrobanca and of Fondo Immobiliare Polis.

        Mario Cattaneo was elected as a director at our annual meeting of shareholders held on June 25, 2003. Mr. Cattaneo is professor of Corporate Finance at the Catholic University of Milan. From 1991 to 1999 he was Statutory Auditor of the Bank of Italy. He is currently a member of the Board of Directors of Eni S.p.A., UniCredito Italiano S.p.A. and Banca Lombarda e Piemontese S.p.A. He is Deputy Chairman of Euromobiliare Fondi S.p.A. and of Investments S.G.R. S.p.A.. He is also Chairman of the Board of Statutory Auditors of several insurance companies.

        Enrico Cavatorta has been Chief Financial Officer since he joined Luxottica Group S.p.A. in 1999 and was elected as a Director at our annual meeting of shareholders held on June 25, 2003. He also serves as Chairman or Director of many of our subsidiaries. Prior to joining Luxottica Group S.p.A., Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, Director, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration.

        Sabina Grossi joined Luxottica Group S.p.A. in 1996, is currently Head of Investor Relations and was elected as a director at our annual meeting of shareholders held on June 25, 2003. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration.

        Frank Baynham has been Executive Vice President, Stores of Retail North America since 1999. Mr. Baynham is responsible for store operations for all LensCrafters and Sunglass Hut stores. Mr. Baynham has held various other senior executive roles since joining LensCrafters in 1987. Prior to 1987, he worked in marketing for Procter and Gamble and was a captain in the U.S. Army. Mr. Baynham graduated with a degree in Finance from Murray State University.

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

        Tom Coleman has been Chief Executive Officer of OPSM Group Limited since 2003, which was acquired by Luxottica in 2003. Mr. Coleman is responsible for all activities of the OPSM Group which has stores in Australia, New Zealand, Hong Kong, Singapore and Malaysia. Prior to this he served as Executive Vice President of LensCrafters since 1997. Mr. Coleman has held various other senior executive roles since joining LensCrafters in 1987.

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

        Valerio Giacobbi has been Executive Vice President North America since 2001. Prior to 2001, he was General Affairs Manager of Luxottica Group S.p.A. since 1991. Mr. Giacobbi graduated with a degree in Business Administration from the Venice Ca' Foscari University.

        Giuseppe La Boria joined Luxottica Group S.p.A. in 2001 as Head of Sales for the Wholesale Division. Prior to joining Luxottica Group S.p.A., Mr. La Boria worked in Safilo S.p.A. as Sales Manager for Italy, during which period he was also responsible for all the commercial and marketing aspects of the Diesel Shades launch.

        Mario Mella joined Luxottica Group S.p.A. in 1990 as a member of our administrative department. Mr. Mella has been Chief Administrative Officer of the Wholesale Division since 1993 and General Affairs Manager since 2001.

        Antonio Miyakawa is currently the Executive Vice President of the Wholesale Division for Luxottica Group S.p.A., a position he held since 2003. Previously he was President of our Asian operations, a position he has held since 1999. Prior to this he served as Executive Vive President of Luxottica's Japanese operations. Prior to joining Luxottica Group S.p.A., Mr. Miyakawa was a junior consultant for Compact S.r.l. (an Italian consulting firm) working on various Luxottica matters.

        Paolo Mollo joined Luxottica Group S.p.A. in 1990 as a member of our finance department. Mr. Mollo has been Production Planning Manager since 1993 and Logistics Manager since 2000. Mr. Mollo graduated with a degree in Business Administration from Venice Ca' Foscari University.

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

Compensation

        Set forth below is information regarding total cash compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2003:

Name	Base Compensation (Euro)	Other Compensation (Euro)	Total Cash Compensation (Euro)
Leonardo Del Vecchio, Chairman of the Board of Directors	199,728	465,976	665,704
Luigi Francavilla, Deputy Chairman	134,052	657,985	792,037
Roberto Chemello, Chief Executive Officer	87,804	550,496	638,300
Lucio Rondelli, Director	87,804	—	87,804
Tancredi Bianchi, Director	65,016	—	65,016
Giorgio Armani Director until June 25, 2003	32,508	—	32,508
Claudio Del Vecchio, Director	87,804	347,573	435,377
Sabina Grossi Director	32,508	118,840	151,348
Enrico Cavatorta Director	32,508	343,075	375,583
Giancarlo Tomasin, Chairman of the Board of Statutory Auditors	82,467	—	82,467
Mario Medici, Member of the Board of Statutory Auditors	45,546	16,934	62,480
Walter Pison, Member of the Board of Statutory Auditors	40,062	62,798	102,860

        Aggregate compensation paid by us to our senior management (excluding directors) as a group (14 people) was approximately Euro 4.7 million in 2003, of which approximately Euro 0.8 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted in 2003 options to purchase an aggregate of 281,100 of our ordinary shares at an exercise price of Euro 10.51 per share. These options expire on January 31, 2012.

        The aggregate amount set aside or accrued during the year ended December 31, 2003 to provide pension and retirement benefits for our directors who are also members of our management was Euro 160,000. Our directors who are not members of management do not receive such benefits.

Employees

        As of December 31, 2003, we employed approximately 36,900 employees worldwide, of whom approximately 23,700 were employed in the United States and 5,635 were employed in Italy. As of such date, about 100 employees were in management positions, approximately 8,100 were employed in our manufacturing and wholesale segment and approximately 28,700 were employed in our retail segment. Substantially all of our employees in Italy are covered by collective bargaining agreements. None of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

        Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 5,400 of our employees. This agreement expired in 2003 and its renewal is still under negotiation. We expect an average wage increase rate of 3 percent per year under the new agreements. The agreement for mechanical workers, which covers approximately 230 of our employees, was renegotiated in 2002. In addition to the national collective bargaining agreement for workers, we typically enter into separate, local contracts with labor unions representing our employees. In December 2002, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. This new agreement, covers approximately 5,400 employees and provides for a variable wage related to our financial results, instead of an increasing wage base. Moreover, considering the high number of women employed by us, we have decided to increase the number of part-time positions. We have also recently established a regular long-term training program which is aimed at a large number of employees. In 2003, we extended the training program to all middle management in Italy.

        Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory separation payments based on their compensation levels and length of employment. As of December 31, 2003, we had reserved Euro 47.2 million for such separation payments in our consolidated financial statements.

Share Ownership

        Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of June 15, 2004, by each of our directors and executive officers who own in excess of one percent of our outstanding ordinary shares.

Shareholder	Issuer	Shares owned as of June 15, 2004	Percentage Ownership
Leonardo Del Vecchio	Luxottica Group S.p.A.	314,653,339(1)	69.22%
Giorgio Armani(3)	Luxottica Group S.p.A.	22,724,000(2)	5.00%

(1)
Includes 78,839,690 shares held of record by Delfin S.r.l., 65,403,649 shares held of record by La Leonardo Finanziaria S.r.l., and 170,410,000 shares held of record by Leoinvest Luxembourg Sarl. Delfin S.r.l., La Leonardo Finanziaria S.r.l. and Leoinvest Luxembourg Sarl are entities established and controlled by Mr. Del Vecchio, and Mr. Del Vecchio holds voting and investment power over the shares held by such entities.

(2)
Includes 13,514,000 ordinary shares represented by ADRs and 200,000 ordinary shares held by Giorgio Armani S.p.A.

(3)
A director of Luxottica Group S.p.A. until June 25, 2003.

        Except as otherwise indicated above, each of our directors and our executive officers owns less than one percent of our outstanding ordinary shares.

        In March of 1998, we adopted an employee stock option plan providing for the issuance of options covering up to 12,250,000 ordinary shares of nominal value Euro .06 each. As a result of the change in the par value of our ordinary shares from Lire to Euro, which was approved by our shareholders at the annual meeting held on June 26, 2001, the number of ordinary shares available for issuance under the plan was reduced to 10,798,642. Our Board of Directors administers the stock option plan. The purpose of the plan is to provide additional incentives to our key employees. Grants under the stock option plan may be of non-qualified options and/or incentive stock options. Under the plan, the Board of Directors may not grant an option for a term of more than nine years from the date of grant, or for a term that expires after March 31, 2011. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as the higher of (i) the closing market price of our ADRs on the business day immediately preceding the date of the grant, and (ii) the average of the closing market prices for each business day during the 30 day period ending on the date of the grant. Options granted under the plan generally become exercisable in three equal installments beginning on January 31 of the year after the date of grant and expire nine years after such date.

        In September 2001, we adopted an additional employee stock option plan providing for the issuance of options covering up to 11,000,000 ordinary shares of nominal value Euro .06 each. The purpose and administration of the 2001 stock option plan is similar to the 1998 stock option plan, with the only significant difference being that the latest option termination date is March 31, 2017.

        As of December 31, 2003, there had been seven separate grants under the option plans described above, detailed as follows:

	Number of ordinary shares underlying options granted(1)	Exercise Price(1)	Expiration Date	Options held by officers and directors (1)(2)
1998 Grant	3,380,400	Euro 7.38	January 31, 2007	186,000
1999 Grant	3,679,200	Euro 4.38	January 31, 2008	218,400
2000 Grant	2,142,200	Euro 9.52	January 31, 2009	302,800
2001 Grant	2,079,300	U.S. $15.20	January 31, 2010	279,600
2002 Incentive	1,170,000	U.S. $16.06	January 31, 2010	870,000
2002 Grant	2,348,400	U.S. $17.80	January 31, 2011	294,600
2003 Grant	2,937,300	Euro 10.51	January 31, 2012	316,200

(1)
As restated to reflect the June 2000 two-for-one stock split.

(2)
As restated to reflect changes among our officers and directors during 2003.

Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange

  Overview

        On November 4, 2003, the New York Stock Exchange (the "NYSE"), established new corporate governance rules for listed companies. Under the new NYSE rules, we are permitted, as a listed foreign private issuer, to adhere to the corporate governance standards of our home country in lieu of certain NYSE corporate governance rules so long as we disclose the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the NYSE listing standards.

        Our corporate governance practices are governed principally by the Italian Code of Corporate Governance issued by Borsa Italiana and generally by the rules and regulations of Commissione Nazionale per le Società e la Borsa, or CONSOB, for Italian companies (collectively, the "Italian Corporate Governance Policies").

        The following is a brief summary of the significant differences between our corporate governance practices in accordance with the Italian Corporate Governance Policies and those followed by U.S. companies under the NYSE listing standards.

  Composition of Board of Directors; Independence

        The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly. The listing standards enumerate a number of relationships that preclude independence. In addition, non-management directors of a U.S. listed company are required to meet at regularly scheduled executive sessions without management.

        The Italian Corporate Governance Policies recommend that an "adequate number" of non-management directors serve on the board of directors of an Italian company, but do not require the board of directors to consist of a majority of independent directors. The standards for determining director independence under the Italian Corporate Governance Policies are substantially similar to the NYSE listing standards for U.S. listed companies. The Italian Corporate Governance Policies do not require our non-management directors to meet at executive sessions without management.

        Based on standards under the Italian Corporate Policies, our Board of Directors has determined that, among its nine members, three directors are independent. This number of independent directors complies with the "adequate number" of non-management directors recommended by the Italian Corporate Governance Policies. Luxottica's non-management directors do not have regularly scheduled executive sessions without management.

  Board Committees

        The NYSE listing standards require a U.S. listed company to have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Commencing on July 31, 2005, some, but not all, of these requirements will also apply to non-U.S. listed companies, such as us. For the time being, however, the NYSE listing standards do not require non-U.S. listed companies, such as us, to have an audit committee.

        Italian law requires neither the establishment of board committees nor the adoption of written committee charters. With respect to the nomination of directors, the Italian Corporate Governance Policies recommend that each Italian listed company file with its registered office, at least ten days before its annual meeting of stockholders, a list of the personal and professional qualifications of each proposed director nominee. The Italian Corporate Governance Policies also recommend that, if an Italian listed company appoints a committee to select, or recommend the selection by the board of directors of, director nominees for the next annual meeting of stockholders, a majority of this committee be comprised of non-management directors. Our director nominees are selected by our entire Board of Directors, and we comply with the Italian Corporate Governance Policies' recommendation that we timely file with our registered office a list of the personal and professional qualifications of each of our proposed director nominees.

        The Italian Corporate Governance Policies recommend, but do not require, that Italian listed companies appoint a compensation committee and that a majority of this committee be comprised of non-management directors. In accordance with Italian law, our Executive Committee, which does not consist of a majority of independent directors, performs the functions of a compensation committee, including the review of our officers' compensation and our stock option plans. The Italian Corporate Governance Policies also do not require Italian listed companies to have an audit committee, but do require companies to appoint a Board of Statutory Auditors. Additional information regarding our Board of Statutory Auditors is set forth below.

  Board of Statutory Auditors

        Our Board of Statutory Auditors is appointed by our stockholders and serves for a period of three years. Italian law establishes the qualifications of candidates that may be appointed as members of the Board of Statutory Auditors, including the requirement that members not concurrently serve on the listed company's board of directors. Our By-Laws are required to ensure that at least one member of the Board of Statutory Auditors may be elected by our minority stockholders. Our by-laws comply with this provision providing that at least one effective and one alternate member may be elected by our stockholders holding at least 3 percent of our outstanding shares.

        The Board of Statutory Auditors oversees our compliance with our By-laws and applicable laws and the adequacy of our internal control system and accounting and administrative system. The Board of Statutory Auditors is required to attend all meetings of our stockholders and the meetings of our Board of Directors and our Executive Committee. The Board of Statutory Auditors is also required to notify CONSOB if we fail to comply with our By-laws or any applicable laws.

  Corporate Governance Guidelines; Certification

        The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE's corporate governance listing standards. The certification must be disclosed in the company's annual report to stockholders. Italian law does not require any such certification by the Chief Executive Officer.

        Italian Corporate Governance Policies require that listed companies annually report to their shareholders at the annual general meeting on their corporate governance system. Our Company complies with such requirement. You may find our corporate governance report on our website at www.luxottica.com.

  Code of Business Conduct and Ethics

        The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under Italian law. However, under SEC rules, all companies required to submit periodic reports to the SEC, including us, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officer and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of business conduct and ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC's rules.

        Unlike the NYSE listing standards, the Italian Corporate Governance Policies do not require us to adopt a code of business conduct and ethics. In accordance with SEC rules, however, we have adopted a Code of Ethics, which contains provisions in compliance with SEC requirements. Our Code of Ethics is available on our website at www.luxottica.com.

Stockholder Approval of Equity Compensation Plans

        The NYSE listing standards require U.S. listed companies to seek stockholder approval for certain equity compensation plans. Italian law requires Italian listed companies to submit any capital increases of shares reserved for issuance under their equity compensation plans to stockholders for their approval at the annual meeting of stockholders. In accordance with the Italian Corporate Governance Policies, our stockholders approved capital increases of shares reserved for issuance under our existing stock option plans in 1998 and 2001.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The following table sets forth, as of June 15, 2004, the beneficial ownership of ordinary shares by (1) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own more than five percent of the outstanding ordinary shares (including ordinary shares represented by ADSs); and (2) all directors and executive officers as a group.

Identity of Person or Group	Amount of Shares Owned	Percent of Class
Leonardo Del Vecchio	314,653,339(1)	69.22%
Giorgio Armani(4)	22,724,000(2)	5.00%
Directors and Executive Officers as a Group	322,795,775(3)	71.01%

(1)
Includes ordinary shares held by entities controlled by Mr. Del Vecchio and ordinary shares represented by ADSs over which Mr. Del Vecchio controls the power to vote. See Item 6—"Directors, Senior Management and Employees—Share Ownership."

(2)
Includes ordinary shares represented by ADSs owned by Mr. Armani and ordinary shares held by Giorgio Armani S.p.A.

(3)
Includes ordinary shares represented by ADSs owned by directors and members of senior management.

(4)
A director of Luxottica S.p.A. until June 25, 2003.

        The ordinary shares held by Mr. Del Vecchio, Mr. Armani and our other directors and executive officers have the same voting rights as the shares held by other shareholders.

        Mr. Del Vecchio beneficially owns approximately 69.22 percent of our outstanding ordinary shares (including any shares represented by ADSs) and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

        To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

Related Party Transactions

        Fixed Assets

        In January 2002, we acquired a building located in Milan, Italy for a total purchase price of Euro 28.5 million (including the assumption of debt of Euro 20.6 million) from "Partimmo S.a.s.", an entity affiliated with Mr. Leonardo Del Vecchio, our Chairman. The building is being used as our corporate headquarters. In connection with the acquisition of this building, we entered into an agreement with our Chairman to lease him a portion of the building for Euro 0.5 million annually. The lease expires in 2010.

        Investment by Subsidiary

        On December 31, 2001, one of our U.S. subsidiaries held 1,205,000 of our ordinary shares, which had been previously purchased at a cost of U.S. $3.1 million (Euro 2.4 million). These shares were sold during 2002 for proceeds of U.S. $8.8 million (Euro 9.3 million). The after-tax net gain of U.S. $6.5 million (Euro 6.9 million) was recorded as an increase to our additional paid-in capital balance. Approximately 63 percent of these shares were sold to a related party with an after-tax net gain of U.S. $4.3 million (Euro 4.4 million).

        Brooks Brothers License Agreement

        We have a worldwide exclusive license agreement to manufacture and distribute opthalmic products under the name Brooks Brothers. The Brooks Brothers trademark is owned by Brooks Brothers, Inc., which was acquired in December 2001 by a company owned and controlled by Mr. Claudio Del Vecchio, one of our directors. The license agreement expired on March 31, 2003 and is currently under renewal negotiations. Royalties paid to Brooks Brothers, Inc. under this agreement were Euro 1.4 million and Euro 1.1 million in the years ended December 31, 2002 and 2003, respectively. During the five month period ended May 31, 2004, we have paid Brooks Brothers, Inc. U.S. $0.9 million in royalties.

ITEM 8.    FINANCIAL INFORMATION

Financial Statements

        See Item 18—"Financial Statements."

Legal Proceedings

        Oakley Patent Infringement and Related Claims

        Luxottica Group S.p.A. and certain of our subsidiaries were named as defendants in an action filed in the U.S. District Court for the Central District of California for patent infringement and related claims originally commenced by Oakley, Inc. ("Oakley") in 1998 against Bausch & Lomb Incorporated and certain of its subsidiaries for alleged infringement of certain patents owned by Oakley. Luxottica Group S.p.A. and certain of our subsidiaries were named as defendants because, in connection with our acquisition of the Ray-Ban business in 1999, we assumed certain of Bausch & Lomb's liabilities, including the potential liability for the alleged patent infringement. In November 2001, Oakley filed a second action in the same court naming Luxottica Group S.p.A. and certain of our subsidiaries as defendants, alleging that the defendants purportedly misappropriated what Oakley claimed are certain of its trade dress, allegedly consisting of sunglasses that feature coordinated colored lenses, frames and ear stems. The complaint also asserted that two colors of lens coatings used in manufacturing by us and our subsidiaries infringe on an Oakley patent that is also involved in the first action. In November 2001, the court granted a preliminary injunction that prohibits the defendants from offering, selling and importing sunglasses featuring the lenses having the coating. In December 2002, the defendants filed an answer and counterclaims, denying the allegations in Oakley's complaint in all material respects. In April 2003, the parties entered into a settlement agreement, pursuant to which neither party admitted any wrongdoing, and all of the cases and counterclaims described above were dismissed with prejudice, and the preliminary injunction described above was dissolved.

        Sunglass Hut Shareholder Lawsuit

        In May 2001, certain former stockholders of Sunglass Hut International, Inc., or Sunglass Hut, commenced an action in the U.S. District Court for the Eastern District of New York against Luxottica Group S.p.A., its acquisition subsidiary formed to acquire Sunglass Hut and certain other defendants, on behalf of a purported class of former Sunglass Hut stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities laws and rules thereunder, including Rule 14d-10 under the Securities Exchange Act of 1934, in connection with the acquisition of Sunglass Hut in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement prior to the commencement of the tender offer, with the former chairman of Sunglass Hut, which purportedly involved paying consideration to such person for his Sunglass Hut shares and his support of the tender offer that was higher than that paid to Sunglass Hut's stockholders in the tender offer. The plaintiffs are seeking, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates.

        Luxottica Group S.p.A. and the other defendants filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted Luxottica Group S.p.A.'s motion to dismiss plaintiffs' claim under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, but denied our motion to dismiss under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former Chairman of Sunglass Hut, and aiding and abetting alleged breaches by Sunglass Hut's former directors of their fiduciary duties, noting that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs' allegations in the complaint as true.

        On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, our Chairman, as a defendant in respect of the two remaining claims.

        We continue to believe that the claims that were not dismissed are without merit and that our defenses are meritorious, and will continue to defend against such claims vigorously. However, we can provide no assurance as to the outcome of the case.

  California Vision Health Care Service Plan Lawsuit

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

        Antitrust Investigation by the Attorney General of the State of New York

        In December 2002, we were informed that the Attorney General of the State of New York is conducting an investigation into our pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. We have been fully cooperating, and intend to continue to cooperate, with this investigation by providing documents and other information to the New York Attorney General. Although we do not believe that we have violated any applicable antitrust laws, we are unable at this time to predict the outcome or timing of this investigation.

        Review by the Supreme Court of India regarding RayBan Sun Optics India Ltd.

        On August 29, 2003, the Securities Appellate Tribunal, or SAT, in India upheld the lower Indian court's decision to require our subsidiary Ray Ban Indian Holdings Inc. to make a public offer in India to acquire up to an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. On October 30, 2003, we announced that we intended to comply with the SAT's decision and that we, through our subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. In accordance with applicable Indian regulation, our subsidiary placed in escrow Rs 226 million (Euro 4.2 million) with the Manager of the public offer. On November 17, 2003, the Supreme Court of India stayed the SAT's order and directed that the matter be further reviewed at the end of January 2004, provided that our subsidiary issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). Our subsidiary complied with such requirement, and the Supreme Court of India directed the appeal to be listed in the week commencing on July 4, 2004. If we are ultimately required to make the public offer, we expect the aggregate cost of the offer to be approximately Euro 16 million, including stipulated interest increments.

        It is the opinion of management that the outcome of existing claims against us will not have a material adverse effect on our consolidated financial position or results of operations. However, the outcome of these litigation claims is inherently uncertain, and there can be no assurance that one or more of these actions, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition. In addition, we may be subject to material claims, judgments or proceedings in the future which, if adversely determined, may have a material adverse effect on our business, results of operations and financial condition.. See Item 3—"Key Information—Risk Factors—Our business could be adversely affected by legal proceedings to which we are, or may become, a party."

Dividend Distributions

        See Item 3—"Key Information—Dividends" and Item 10—"Additional Information."

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

        The table below sets forth, for the periods indicated, high and low closing prices of the ADSs on the New York Stock Exchange (in U.S. dollars) and ordinary shares on the Italian Stock Exchange (in Euro). All amounts are adjusted to reflect the two-for-one stock split which occurred in 2000.

	New York Stock Exchange (in U.S. $)		Italian Stock Exchange (in Euro)
	High	Low	High	Low
1999	10.31	5.00	n.a.	n.a.
2000	17.00	7.97	17.62	15.24
2001	17.99	12.15	20.62	13.41
2002	20.85	11.82	22.95	11.75
First Quarter	19.82	15.90	22.95	18.34
Second Quarter	20.85	17.85	22.88	18.54
Third Quarter	18.70	11.82	19.05	11.75
Fourth Quarter	15.51	12.00	15.52	12.01
2003	18.15	10.23	14.82	9.25
First Quarter	14.05	10.23	13.48	9.25
Second Quarter	14.11	10.69	12.37	9.85
Third Quarter	15.48	13.73	13.96	11.67
Fourth Quarter	18.15	14.40	14.82	12.35
December 2003	18.15	17.25	14.80	13.70
January 2004	17.85	16.82	14.09	13.18
February 2004	17.48	16.55	13.70	13.17
March 2004	17.44	15.18	14.07	12.43
April 2004	16.76	15.86	12.87	13.93
May 2004	16.51	15.18	12.82	13.72

        The high and low closing prices of the ADSs on the New York Stock Exchange for the first quarter of 2004 were U.S. $17.85 and U.S. $15.18, respectively. The high and low closing prices of the ordinary shares on the Italian Stock Exchange for the first quarter of 2004 were Euro 14.09 and Euro 12.43, respectively.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association as of December 31, 2003

  Our Objectives

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

Rights Attaching to Ordinary Shares

  Dividends

        We are required to pay an annual dividend on the ordinary shares if approved by a majority of shareholders at the annual general meeting that must be held by April 30 or, under certain circumstances, June 30 of each year. Before dividends may be paid with respect to the results of any year, an amount equal to five percent of our net income for such year must be set aside to the legal reserve until the reserve, including amounts set aside during prior years, is at least equal to one-fifth of the nominal value of our issued share capital. See Item 3—"Key Information—Dividends."

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

        In addition, any person whose aggregate shareholding in a listed company exceeds or falls below 2 percent, five percent, 7.5 percent, ten percent and successive percentage multiples of 5, respectively, of the listed company's voting share capital, is obligated to notify CONSOB and the listed company whose shares are acquired or disposed. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of five percent, ten percent, 25 percent, 50 percent and 75 percent, shares which: (i) a person may, directly or indirectly, acquire or sell; and (ii) a person may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days, should also be taken into account. The notification obligation is to be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or disposes of shares which causes his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification should be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.

        Cross ownership between listed companies may not exceed two percent of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed two percent of the voting shares of the listed company and ten percent of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The two percent limit for cross ownership is increased to five percent on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders' meeting of each of the two companies. Furthermore, if a party holds an interest in excess of two percent of a listed company's share capital, such listed company or the party which controls the listed company may not purchase an interest above two percent in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the later party to exceed the limit, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any shareholders' resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60 percent of the company's shares.

        The validity of any agreement which governs the voting rights of the shares of a listed company or of its parent company is conditioned on the notification of such agreement to CONSOB, the publication of a summary of such agreement in the press and the filing of the agreement with the Register of Enterprises, in each case, within five days, ten days and 15 days, respectively, of the agreement's stipulation. Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised.

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

General Meetings

        Meetings of the shareholders may be held at our executive offices in Italy, in any country in the European Union and in the U.S., following publication of notice of the meeting including the agenda in the "Gazzetta Ufficiale" at least 30 days before the date fixed for the meeting. The Bank of New York will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a shareholders' meeting received by The Bank of New York. See "—Documents on Display."

        Meetings of shareholders may be either ordinary meetings or extraordinary meetings. Shareholders meetings may be called by the Board of Directors or the Board of Statutory Auditors. In the case of a listed company in Italy, Decree n. 58/98 provides that shareholders meetings must be convened upon the request of holders of ten percent of the issued and outstanding share capital within 30 days following receipt of such a request, provided that the request contains a summary of the matters to be discussed. The Board of Directors may, however, resolve not to convene a meeting if the interest of Luxottica so requires. In this case, the Court of Milan, on appeal by the shareholders who have asked for such meeting, can order by decree, after having conferred with the Board of Directors and the Board of Statutory Auditors, that such meeting be convened.

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

        Proxy solicitation is possible. Pursuant to Decree n. 58/98, proxies may be solicited by an intermediary (for example, banks or investment firms) on behalf of a qualified soliciting stakeholder (generally, one or more shareholders who own, and have owned for more than six months, at least one percent (or such lesser percentage determined by CONSOB) of our voting capital and who has been registered in our shareholders register as a holder of such shares for at least six months).

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

Preemptive Rights

        Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such preemptive rights are waived or limited by a shareholders' resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares and such waiver or limitation is in the interest of Luxottica Group S.p.A. It is likely that the preemptive rights generally available to holders of ordinary shares may not be fully available to holders of ADRs. See "—Description of American Depositary Receipts—Share Dividends and Other Distributions."

        Pursuant to Decree n. 58/98, in the event that: (i) the newly issued shares are offered for subscription to our employees or employees of our subsidiaries; and (ii) the new shares to be issued by us for subscription by the aforementioned parties do not exceed one percent of our share capital, the resolution excluding preemptive rights is to be approved by shareholders representing the majority required for extraordinary meetings. If the aforementioned conditions are not satisfied, the resolution excluding the preemptive rights must be approved by shareholders representing more than 50 percent of our share capital, even if the resolution is taken at a meeting held on second or third notice.

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

Purchase of Shares by Luxottica Group S.p.A.

        We may purchase up to ten percent of our ordinary shares, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by shareholders. Shares may only be purchased out of profits available for dividends or out of distributable reserves in each case as appearing in the latest shareholder-approved unconsolidated financial statements. Further, we may only repurchase fully paid shares. As long as such shares are owned by us, they would not be entitled to dividends nor to subscribe for new ordinary shares in the case of capital increases, and their voting rights would be suspended. A corresponding reserve must be created in our balance sheet which is not available for distribution.

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

Minority Shareholders Rights

        Each absent or dissenting shareholder may, within three months, ask a court to annul shareholders resolutions taken in violation of applicable laws or of our by-laws. Each shareholder may bring to the attention of the Board of Statutory Auditors facts or acts which are deemed wrongful. Pursuant to Decree n. 58/98, if such shareholders represent more than two percent of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the shareholders meeting.

        Shareholders representing more than five percent of our share capital have the right to report major irregularities to the relevant court. In addition, shareholders representing at least five percent of our share capital who have been registered as shareholders for at least six months may initiate a liability suit against the Directors, Statutory Auditors and general managers of Luxottica Group S.p.A. We may waive or settle the suit only if less than five percent of the shareholders vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award such costs against the relevant Directors, Statutory Auditors or general managers, or (ii) such costs cannot be recovered from such Directors, Statutory Auditors or general managers. In compliance with decree n. 58/98, our by-laws give minority shareholders the right to appoint one Statutory Auditor and one Alternate Auditor to the Board of Statutory Auditors. See Item 6—"Directors, Senior Management and Employees—Directors and Senior Management."

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

        CONSOB regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others: (i) when another person or persons jointly control the company; (ii) when a party exceeds the threshold as a result of shares transferred to it by a related party; and (iii) when the threshold is exceeded by a party following the exercise of pre-emption or conversion rights to which such party was entitled. Article 107 of the Testo Unico provides, however, that the acquisition of an interest above 30 percent of the voting stock of a company does not trigger the obligation to launch a 100 percent tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60 percent or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by the majority of the shareholders of the company (excluding for the purpose of calculating such majority, the offeror or any shareholder that holds an absolute or relative majority shareholding exceeding ten percent as well as the offeror's subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a shareholders' agreement (together, "persons or entities acting in concert with the offeror")), (ii) if the offeror (including the persons or entities acting in concert with the offeror) has not acquired more than one percent of the voting stock of the company in the preceding 12 months and during the offer period and (iii) upon receipt of satisfactory evidence that the terms of (i) and (ii) have complied with CONSOB rules that a mandatory bid need not be made. However, after the offer has been completed the offeror nevertheless becomes subject to the duty to launch an offer for 100 percent of the voting stock, if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than one percent of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90 percent or more of the voting stock of a company must launch an offer for the remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of four months. Any person who, following a tender offer for 100 percent of the voting stock holds more than 98 percent of such voting stock, is entitled to acquire the residual shareholding during a period of four months upon conclusion of the tender offer, if it has declared in the offering documentation its intention to make such acquisition. Shares held in breach of these rules cannot be voted and must be sold within 12 months.

Derivative Suits

        Under Italian law, action against members of the Board of Directors, members of the Statutory Auditors and General Managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of shareholders. In respect of listed companies, the Testo Unico provides for a new form of shareholders' action against members of a board of directors, which may be brought by holders of at least five percent of the outstanding shares who have been registered in the shareholders' register for at least six months. We are allowed to not commence, or to settle, the suit provided that shareholders representing at least five percent of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award these costs as part of the judgment against the relevant Directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such Directors, Statutory Auditors or general managers. In addition, Italian law permits a shareholder acting alone to bring an action against members of a board or directors in the event that such shareholder has suffered damages directly related to negligence or willful misconduct.

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

        The Bank of New York shall fix a record date whenever:

  •
  any cash dividend or distribution shall become payable;

  •
  any distribution other than cash shall be made;

  •
  rights shall be issued with respect to the deposited securities;

  •
  The Bank of New York, for any reason, causes a change in the number of ordinary shares that are represented by each ADS; or

  •
  The Bank of New York receives notice of any meeting of holders of ordinary shares or other deposited securities.

        The purpose of fixing a record date is to determine which ADR holders are:

  •
  entitled to receive such dividend, distribution or rights;

  •
  entitled to receive the net proceeds from the sale of such dividend, distribution or rights; and

  •
  entitled to give instructions for the exercise of voting rights at any such meeting.

Material Contracts

        The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since January 1, 2002 and, as of the date of this annual report, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

Credit Agreements and Other Financing Agreements

  The U.S. $350 Million Credit Facility and the Convertible Swap Step-Up

        In June 1999, we received the proceeds of a Euro 350 million Eurobond offering by one of our wholly-owned subsidiaries, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the Eurobonds, which were repaid in full in June 2002. To refinance the Eurobonds, on June 13, 2002, our subsidiary U.S. Holdings entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million; the revolving loan was partially drawn as of December 31, 2003, with outstanding borrowings of U.S. $25 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.641 percent on December 31, 2003) and the credit facility allows us to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants.

  The Euro 650 Million Credit Facility and the Intesa Swaps

        On December 11, 2002, we entered into a new unsecured credit facility to refinance a prior credit agreement with Banca Intesa S.p.A. that expired on December 31, 2002. The new unsecured credit facility provides borrowing availability up to Euro 650 million, which was fully drawn as of December 31, 2003. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million on June 28, 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.592 percent on December 31, 2003). The revolving loan portion provides borrowing availability of up to Euro 150 million, and amounts borrowed under the revolver portion may be borrowed and repaid until final maturity. The revolving loan portion was fully drawn as of December 31, 2003. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.594 percent on December 31, 2003 for the relevant interest period). The final maturity of the credit facility is December 27, 2005. We may select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants.

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

  The U.S. $300 Million Senior Unsecured Guaranteed Notes and the DB Swaps

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million (Euro 238 million) of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable Notes date of maturity. The Notes are guaranteed on a senior unsecured basis by Luxottica Group S.p.A. and Luxottica S.r.l., a wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and to a floating rate of the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps are treated as fair value hedges of the related debt and qualify for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps is recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate.

  New Euro 740 Million and U.S. $325 Million Credit Facility

        On June 3, 2004, we entered into a new five-year credit facility with a group of banks for an aggregate of Euro 740 million and an aggregate of U.S. $325 million in favor of Luxottica Group S.p.A. and our subsidiary, Luxottica U.S. Holdings Corp., or U.S. Holdings. The new credit facility consists of three tranches: (a) an amortizing term loan of Euro 405 million that is to be used to refinance Luxottica Group S.p.A.'s existing debt as it matures and for other general corporate purposes and will require nine equal quarterly installments of Euro 45 million beginning in June 2007; (b) a term loan of U.S. $325 million that is to be used by U.S. Holdings to finance the acquisition of Cole National and will mature in June 2009; and (c) a revolving credit facility equivalent to Euro 335 million, available in Euro or U.S.$, in favor of both Luxottica Group S.p.A. and U.S. Holdings, that is to be used for general corporate purposes and will mature in June 2009. We may select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate, plus a margin, and U.S. dollar-denominated loans based on the corresponding LIBOR rate, plus a margin, as set forth in greater detail in the credit facility agreement. The new credit facility also contains certain financial and operating covenants.

Cole National Merger Agreement

        We entered into a definitive merger agreement dated as of January 23, 2004 with Cole National. Under the agreement, we will acquire all of the outstanding shares of Cole National for a cash purchase price of U.S. $22.50 per share, together with the purchase of all outstanding options and similar equity rights at the same price per share, less their respective exercise prices. On June 2, 2004, we entered into an amendment to our previously executed merger agreement with Cole National, providing for Cole National's stockholders to receive an amount in addition to the original merger price upon the closing of the merger, provided that Cole National's stockholders approve the merger on or prior to July 20, 2004. The additional amount, which is payable in cash together with the merger price of U.S. $22.50 per share, would accrue at a rate of four percent per annum from and after the date on which Cole National's stockholders approve the merger agreement through the date of closing of the merger. The merger is subject to the approval of Cole National's stockholders and the satisfaction of other customary conditions, including compliance with applicable antitrust clearance requirements. The transaction is expected to close in the second half of 2004.

Italian Exchange Controls

        The following is a summary of relevant Italian laws in force as at the date of this annual report but does not purport to be a comprehensive description of all exchange control considerations that may be relevant.

        There are no exchange controls in Italy. Residents and non-residents of Italy may effect any investments, disinvestments and other transactions that entail a transfer of assets to or from Italy, subject only to the reporting, record-keeping and disclosure requirements described below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or Euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

        Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements a European Union directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in excess of Euro 12,500 be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) by residents or non-residents that effect such transfers directly, or by banks, securities dealers or "Poste Italiane S.p.A." (Italian Mail) or other intermediaries that effect such transactions on their behalf. In addition, banks, securities dealers or "Poste Italiane S.p.A." (Italian Mail) or other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi will maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

        Individuals, non-profit entities and certain partnerships that are resident in Italy must disclose on their annual tax declarations all investments held outside Italy and financial assets held at the end of a taxable period, as well as the total amount of transfers effected during a taxable period to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer owned such foreign investments or financial assets. No such disclosure is required if the total value of the investments and assets at the end of a taxable period, or the total amount of the transfers effected during the year is not greater than Euro 12,500. Corporations and partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

Taxation

        The following summary contains a description of the principal United States federal and Italian income tax consequences of the ownership and disposition of ADSs or ordinary shares by U.S. holders (as defined below) resident in the United States for tax purposes. The following description does not purport to be a complete analysis of all possible tax considerations that may be relevant to a U.S. tax resident holder of ADSs or ordinary shares, and U.S. tax resident holders are advised to consult their advisors as to the overall consequences of their individual circumstances. In particular, this discussion does not address all material tax consequences of owning ordinary shares or ADSs that may apply to special classes of holders, some of whom may be subject to different rules, including:

  •
  tax-exempt entities;

  •
  certain financial institutions and insurance companies;

  •
  broker-dealers;

  •
  traders in securities that elect to mark to market;

  •
  investors liable for alternative minimum tax;

  •
  investors that actually or constructively own ten percent or more of the voting stock of Luxottica Group S.p.A.;

  •
  investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction;

  •
  investors whose functional currency is not the U.S. dollar; or

  •
  investors who do not hold the ordinary shares or ADSs as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code").

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

  •
  a declaration by the beneficial owner of ordinary shares or ADSs that contains all the data identifying this person as the beneficial owner and indicates the existence of all the conditions necessary for the application of the relevant income tax treaty, as well as the elements that are necessary to determine the applicable treaty substitute tax rate; and

  •
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

        Tax on Capital Gains.    Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected are subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADS and/or rights) disposed of is "qualified" or "non-qualified." The disposal of a "qualified" shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a shareholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than five percent of the share capital or two percent of the shares with voting rights in an ordinary shareholders' meeting of the corporation and (ii) in any twelve month period following the date the ownership test under (i) is met, such shareholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non resident shareholders upon disposal of a "non qualified" shareholding, are in principle subject in Italy to a capital gain tax ("CGT") at 12.5%. However, an exemption from CGT is provided for gains realized by non-resident shareholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of "non-qualified" shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration not to be resident in Italy for tax purposes, in order to benefit from this exemption. Upon disposal of a "qualified" shareholding, non resident shareholders are in principle subject to Italian ordinary taxation on 40% of the capital gain realized.

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

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation organized under the laws of the United States or any state thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
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

        Subject to certain generally applicable limitations, the Italian withholding or substitute tax imposed on dividends in accordance with the Treaty and paid over to Italy will be creditable against a U.S. holder's United States federal income tax liability. To the extent a refund of the tax withheld is available to the U.S. holder under Italian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder's United States federal income tax liability. See "—Italian Tax Law—Withholding Tax on Dividends" for the procedures for obtaining a tax refund.

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

        Under recently enacted U.S. legislation (the "New U.S. Tax Legislation"), certain dividends received by individual U.S. holders after December 31, 2002 will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by U.S. corporations and "qualified foreign corporations" and only with respect to shares held by a qualified U.S. holder (i.e., a noncorporate shareholder such as an individual) for a minimum holding period (generally, 61 days during the 120 day period beginning 60 days before the ex dividend date). The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A dividend will not qualify for the reduced tax rate to the extent that the U.S. holder is obligated to make related payments with respect to positions in substantially similar or related property pursuant to a short sale or other arrangement. We believe that we are a qualified foreign corporation under the New U.S. Tax Legislation. Accordingly, dividends paid by us to individual U.S. holders of ordinary shares held for the minimum holding period should be eligible for the reduced income tax rate. Under the New U.S. Tax Legislation, the reduced tax rate for qualified dividends is scheduled to expire on December 31, 2008, unless further extended by Congress. All potential U.S. holders are urged to consult their own tax advisors regarding the implications of the New U.S. Tax Legislation.

        Taxation of Capital Gains.    If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs and such shares constitute a capital asset in the hands of the U.S. holder, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder, recognized in taxable years which include May 6, 2003 and which begin before January 1, 2009, is generally taxed at a maximum rate of 15 percent for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

        Passive Foreign Investment Company Considerations. A corporation organized outside the U.S. generally will be classified as passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) the average percentage of the gross value of its assets that produce "passive income" or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special "look-through" rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Where the "look-through" rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by the 25%-owned subsidiary as well as dividends and interest received from such subsidiary. We strongly believe that we are not, and we do not expect to become, a PFIC for U.S. federal income tax purposes for 2004 or future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a shareholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were a PFIC, we would not be a qualified foreign corporation (as described in "United States Federal Taxation—Taxation of Dividends"), and our dividends would not be eligible for the reduced 15% U.S. income tax rate.

        Although, as stated above, we strongly believe that we are not, and will not become, a PFIC, we suggest that all existing and potential U.S. holders consult their own tax advisors regarding the potential tax impact if we were determined to be a PFIC.

        Backup Withholding and Information Reporting.    In general, dividend payments or other taxable distributions made within the United States to a U.S. holder will be subject to information reporting requirements and backup withholding tax (currently at the rate of 28 percent) if such U.S. holder is a non-corporate United States person and such holder:

  •
  fails to provide an accurate taxpayer identification number;

  •
  is notified by the IRS that he has failed to report all interest or dividends required to be shown on his federal income tax returns and the payor of the interest or dividends is notified by the IRS of the underreporting; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed his, her or its income tax liability by filing a refund claim with the Internal Revenue Service.

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

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers, and in accordance therewith file reports and other information with the SEC. Reports and other information filed by us are available for inspection and copying, upon payment of fees prescribed by the SEC, at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The public may also view our annual reports and other documents filed with the SEC on the Internet at www.sec.gov.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

        At December 31, 2003, our interest rate sensitivity was limited to the outstanding debt under our credit facilities with UniCredito Italiano of U.S. $350 million (of which U.S. $145 million was outstanding), and our credit facility with Banca Intesa of Euro 650 million. As of such date, debt under the UniCredito Italiano facility bore interest at LIBOR plus 0.5 percent (1.641 percent at December 31, 2003) and debt under the Banca Intesa credit facility bore interest at the rate of Euribor plus 0.45 percent (2.592 percent for the term loan and 2.594 percent for the revolving loan for the relevant interest period, each at December 31, 2003). Additionally, in 2003 we issued U.S. $300 million of fixed rate senior unsecured guaranteed notes in three series. We immediately entered into three interest rate swaps to hedge such series of notes, thereby effectively changing the fixed rate to a variable rate of six month LIBOR plus a spread of 0.6575 percent or 0.73 percent depending on the series. This Swap has effectively increased our risk to interest rate fluctuations. However, the effect of a ten percent change in interest rates (upward or downward) at December 31, 2003 would not have had a material effect on our future pretax earnings and cash flows.

        We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have six interest rate derivatives outstanding as of December 31, 2003:

  •
  We have an outstanding Convertible Swap Step-up ("Swap") with an initial notional amount of U.S. $275 million. This Swap converts a portion of the U.S. $350 million UniCredito loan to a mixed position rate agreement. This Swap allows the U.S. subsidiary to pay a fixed rate of interest if LIBOR remains under certain thresholds and for the U.S. subsidiary to receive an interest payment of three month LIBOR as defined in the agreement. This instrument does not qualify as a hedge for the debt and as such the changes in its fair value are recorded in the statement of operations in the period they occur;

  •
  In December 2002, we entered into two interest rate swap transactions (the "Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million, which decreased by Euro 100 million on June 28, 2004 and will decrease by Euro 25 million each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility disclosed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985 percent per annum;

  •
  In September 2003, we entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Senior Unsecured Guaranteed Notes issued on the same date. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and to a floating rate of the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps are treated as fair value hedges of the related debt and qualify for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps is recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate.

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

        In the first case, a strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products and/or reduce our gross margins. In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, or receivables and/or payables balances.

        Effective January 1, 2001, we adopted SFAS No. 133. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

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

        We use, from time to time, derivative financial instruments, principally interest rate and currency swap agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2003, no such financial instruments were outstanding. Although we have not done so in the past, we may enter into other derivative financial instruments when we assess that the risk can be hedged effectively.

        On January 1, 2001 as part of the transition adjustment related to the adoption of SFAS No. 133, we adjusted the debt associated with the currency swap agreement to fair value and recorded a reduction to OCI of approximately Euro 7.8 million (U.S. $7 million) as a cumulative transition adjustment for its derivative as a cash flow type hedge upon adoption of SFAS No. 133. The SWAP and the debt that we hedged were both settled and repaid in June 2002. The net impact on the 2002 statement of operations for these settlements was not significant.

        In the second case, a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro. The following table provides information about our assets, liabilities, revenues and costs denominated in various currencies as of or for the year ended December 31, 2003:

	U.S. Dollars	Euro	Other	Total
Net financial position(1)	17%	83%	0%	100%
Revenues	67%	18%	15%	100%
Operating expenses	61%	27%	11%	100%

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

        The acquisition of Sunglass Hut in 2001 and OPSM in 2003 has further increased our exposure to fluctuations in currency exchange rates. The majority of the operations, assets and liabilities of Sunglass Hut are denominated in U.S. dollars while for OPSM the operations, assets and liabilities are mostly denominated in Australian dollars.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

  (a)
  Evaluation of Disclosure Controls and Procedures

          As of the end of the period covered by this annual report (the "Evaluation Date") we performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

  (b)
  Not applicable.

  (c)
  Not applicable.

  (d)
  Changes in Internal Controls

          During the period covered by this annual report, there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

        Our Board of Directors has determined that Enrico Cavatorta, one of its members, has all the attributes of an "audit committee financial expert," as such term is defined in the Sarbanes-Oxley Act. We do not currently have an audit committee separate from the Board of Directors.

Item 16B. Code of Ethics

        On March 4, 2003, with the Board of Directors approval, we adopted a Code of Ethics applicable to our principal executive officer, principal financial officer and all of our other management employees, as may be amended from time to time. We will provide upon request and without charge, a copy of our Code of Ethics. You may also obtain a copy of our Code of Ethics on our website at www.luxottica.com.

Item 16C. Principal Accountant Fees and Audit Committee Actions

        Deloitte & Touche S.p.A., or Deloitte & Touche, was engaged as independent certified public accountants to audit our consolidated financial statements for the years ended December 31, 2002 and 2003. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting work for us around the world. It is the Board of Director's policy to pre-approve all audit services for the annual audit of Luxottica Group S.p.A.'s own financial statements and for the audit of the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all non-audit services for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one year period and is detailed by category and budgeted cost. Updates on audit and non-audit services to be provided by Deloitte & Touche are provided to the Board quarterly. However, if services by Deloitte & Touche were not pre-approved due to particular circumstances, our Internal Control Committee will approve such services before substantial work is performed by Deloitte & Touche.

        The following table sets forth the aggregate fees billed to us by Deloitte & Touche for fiscal 2003 and 2002:

Thousands of Euro	2003 Fees	2002 Fees
Audit fees (including annual audit, quarterly and semi annual reviews)	2,007	1,499
Audit related fees (including benefit plan audits and acquisition due diligence)	1,105	562
Tax fees (including compliance and planning)	1,368	2,442
All other fees	87	27

Total fees	4,567	4,530

        Our Board of Directors has approved all of the audit and non-audit fees of Deloitte & Touche for year 2003 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50%.

Item 16.D    Exemptions from the Listing Standards for Audit Committee.

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

[LOGO]

Deloitte & Touche S.P.A. Piazza San Vito, 37 31100 Treviso Italia Tel: +39 0422 5875 Fax: +39 0422 579471 www.deloitte.it

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Luxottica Group S.p.A.:

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and Subsidiaries (collectively, the "Company") as of December 31, 2002 and 2003 and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audit also included the consolidated financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxottica Group S.p.A. and Subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Our audits comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of international readers.

As described in Note 1 to the consolidated financial statements, effective as of January 1, 2002, the Company adopted Statements of Financial Accounting Standards No. 142, which established new accounting and reporting standards for the recording, amortization and impairment of goodwill and other intangible assets.

/s/ Deloitte & Touche

Treviso, Italy
March 15, 2004
(April 19, 2004, as to Note 15)

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Roma Torino Treviso Verona Vicenza	Member of Deloitte Touche Tohmatsu

Sede Legale' Palazzo Carducci · Via Olona, 2 · 20123 Milano
Capitale Sociale: versato Euro 6.720.406.00 · sottoscritto Euro 10.327.590.00 · deliberato Euro 10,850.00.00
Partita IVA/Codice Fiscale/Registro delle impresse Milano n. 03049560166 · R.E.A. Milano n. 1720239

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2003(*)

ASSETS

	2002	2003	2003
	(Euro/000)		(US $/000)(1)

ASSETS
Current Assets:
Cash and cash equivalents	151,418	299,937	$377,831
Accounts receivable
(Less allowance for doubtful accounts, EURO18.1 million in 2002, and EURO21.5 million in 2003; US $27.1 million)	370,234	353,516	445,324
Sales and income taxes receivable	10,956	34,259	43,156
Inventories	406,032	404,216	509,191
Prepaid expenses and other	53,385	50,714	63,884
Deferred tax assets	148,088	124,451	156,771

Total current assets	1,140,113	1,267,093	1,596,157

PROPERTY, PLANT AND EQUIPMENT—net	506,545	497,435	626,619

OTHER ASSETS:
Goodwill	1,244,660	1,328,914	1,674,033
Intangible assets—net	671,866	764,698	963,290
Investments	12,837	13,055	16,445
Other assets	10,311	41,481	52,254

Total other assets	1,939,674	2,148,148	2,706,022

TOTAL	3,586,332	3,912,676	$4,928,798

See notes to Consolidated Financial Statements

(*)
In accordance with U.S. GAAP

(1)
Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED BALANCE SHEETS (Continued)

DECEMBER 31, 2002 AND 2003(*)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2003	2003
	(Euro/000)		(US $/000)(1)

CURRENT LIABILITIES:
Bank overdrafts	371,729	516,905	$651,145
Current portion of long-term debt	178,335	390,935	492,461
Accounts payable	202,897	178,616	225,003
Accrued expenses
Payroll and related	64,622	77,780	97,979
Customers' right of return	9,130	7,423	9,351
Other	153,262	140,608	177,124
Income taxes payable	18,748	11,011	13,870

Total current liabilities	998,723	1,323,278	1,666,933

LONG-TERM DEBT	855,654	862,492	1,086,481

LIABILITY FOR TERMINATION INDEMNITIES	48,945	47,241	59,509

DEFERRED TAX LIABILITIES	121,805	161,102	202,940

OTHER LONG-TERM LIABILITIES	133,605	124,157	156,401

COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	9,705	19,872	25,033

SHAREHOLDERS' EQUITY:
Capital stock par value EURO0.06—454,263,600 and 454,477,033 ordinary shares authorized and issued at December 31, 2002 and 2003, respectively; 452,351,900 and 448,042,247 shares outstanding at December 31, 2002 and 2003	27,256	27,269	34,351
Additional paid-in capital	34,799	36,275	45,696
Retained earnings	1,447,374	1,619,312	2,039,847
Accumulated other comprehensive loss, net of tax	(66,987)	(238,335)	(300,231)

Total	1,442,442	1,444,521	1,819,663
Less treasury shares at cost; 1,911,700 and 6,434,786 shares at December 31, 2002 and 2003, respectively	24,547	69,987	88,163
Shareholders' equity	1,417,895	1,374,534	1,731,500

TOTAL	3,586,332	3,912,676	$4,928,798

See notes to Consolidated Financial Statements

(*)
In accordance with U.S. GAAP

(1)
Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003(*)

	2001	2002(2)	2003(2)	2003(2)
		(Euro/000)		(US $/000)(1)

NET SALES	3,101,129	3,178,602	2,824,636	$3,558,194
COST OF SALES	(920,183)	(924,404)	(878,340)	(1,106,445)

GROSS PROFIT	2,180,946	2,254,198	1,946,296	2,451,749

OPERATING EXPENSES:
Selling and advertising	(1,302,383)	(1,358,884)	(1,233,476)	(1,553,810)
General and administrative	(369,071)	(293,806)	(281,033)	(354,017)

Total	(1,671,454)	(1,652,690)	(1,514,509)	(1,907,828)

INCOME FROM OPERATIONS	509,492	601,508	431,787	543,921

OTHER INCOME (EXPENSE):
Interest income	15,060	5,036	5,922	7,460
Interest expense	(91,978)	(65,935)	(47,117)	(59,353)
Other—net	8,737	(1,167)	(799)	(1,007)

Other income (expenses)—net	(68,181)	(62,066)	(41,994)	(52,900)

INCOME BEFORE PROVISION FOR INCOME TAXES	441,311	539,442	389,793	491,021

PROVISION FOR INCOME TAXES	(123,450)	(162,696)	(117,328)	(147,798)

INCOME BEFORE MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	317,861	376,746	272,465	343,223

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,488)	(4,669)	(5,122)	(6,452)

NET INCOME	316,373	372,077	267,343	$336,771

See notes to Consolidated Financial Statements

(*)
In accordance with U.S. GAAP

(1)
Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2)
Results for the years ended December 31, 2002 and 2003 include the effect of the adoption of SFAS No. 142. For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED INCOME (Concluded)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003(*)

	Years ended December 31,
	2001	2002(2)	2003(2)	2003(2)
	(Euro)			(US $)(1)

EARNINGS PER SHARE:
BASIC	0.70	0.82	0.60	$0.75
EARNINGS PER SHARE:
DILUTED	0.70	0.82	0.59	$0.75
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	451,037.0	453,174.0	448,664.4
Diluted	453,965.5	455,353.5	450,202.1

See notes to Consolidated Financial Statements

(*)
In accordance with U.S. GAAP

(1)
Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2)
Results for the years ended December 31, 2002 and 2003 include the effect of the adoption of SFAS No. 142. For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003(*)

						Accumulated Other Comprehensive Income (Loss) Net of Tax
	Common Stock				Other Comprehensive Income (Loss) Net of Tax
			Additional Paid-in Capital	Retained Earnings			Treasury Shares Amount, at Cost	Consolidated Shareholders' Equity
	Shares	Amount
					(Euro/000)

BALANCES, JANUARY 1, 2001	451,582,300	23,322	10,766	899,461		117,948	(2,334)	1,049,163
Exercise of stock options	1,283,517	71	11,394					11,465
Translation adjustment, net of taxes					40,486	40,486		40,486
Euro Conversion		3,779	(3,779)
Cummulative effect of SFAS 133 adoption, net of taxes					(7,749)	(7,749)		(7,749)
Change in fair value of derivative instruments, net of taxes					(3,569)	(3,569)		(3,569)
Dividends declared				(63,326)				(63,326)
Net income				316,373	316,373			316,373

Comprehensive income					345,541

BALANCES, DECEMBER 31, 2001	452,865,817	27,172	18,381	1,152,508		147,116	(2,334)	1,342,843

Exercise of stock options	1,397,783	84	9,483					9,567
Translation adjustment, net of taxes					(198,463)	(198,463)		(198,463)
Minimum pension liability, net of taxes					(26,569)	(26,569)		(26,569)
Sale of treasury shares, net of of taxes			6,935				2,334	9,269
Purchase of treasury shares							(24,547)	(24,547)
Change in fair value of derivative instruments, net of taxes					10,929	10,929		10,929
Dividends declared				(77,211)				(77,211)
Net income(2)				372,077	372,077			372,077

Comprehensive income					157,974

BALANCES, DECEMBER 31, 2002	454,263,600	27,256	34,799	1,447,374		(66,987)	(24,547)	1,417,895

Exercise of stock options	213,433	13	1,476					1,489
Translation adjustment, net of taxes					(169,053)	(169,053)		(169,053)
Minimum pension liability, net of taxes					(1,228)	(1,228)		(1,228)
Purchase of treasury shares							(45,440)	(45,440)
Change in fair value of derivative instruments, net of taxes					(1,067)	(1,067)		(1,067)
Dividends declared				(95,405)				(95,405)
Net income(2)				267,343	267,343			267,343

Comprehensive income					95,995

BALANCES, DECEMBER 31, 2003,	454,477,033	27,269	36,275	1,619,312		(238,335)	(69,987)	1,374,534

Comprehensive income(1)					$120,925

BALANCES, DECEMBER 31, 2003(1) (US $/000)(1)	454,477,033	$34,351	$45,696	$2,039,847		$(300,231)	$(88,163)	$1,731,500

See notes to Consolidated Financial Statements

(*)
In accordance with U.S. GAAP

(1)
Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2)
Results for the years ended December 31, 2002 and 2003 include the effect of the adoption of SFAS No. 142.

For comparison among the three periods on a pro-forma basis see Note 1 "Goodwill and Change in Accounting"

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003(*)

	2001(**)	2002(**)	2003	2003
		(Euro/000)		(US $/000)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	316,373	372,077	267,343	$336,771
Adjustments to reconcile net income to net cash provided by (used in) operating activitities:
Minority interest in income of consolidated subsidiaries	1,488	4,669	5,122	6,452
Depreciation and amortization	211,907	145,980	134,840	169,858
Provision (Benefit) for deferred income taxes	(15,983)	(7,785)	12,865	16,206
(Gain) Loss on disposals of fixed assets—net	1,764	(1,212)	(124)	(156)
Termination indemnities matured during the year—net	2,886	5,977	2,403	3,027
Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	(56,021)	(17,522)	23,888	30,092
Prepaid expenses and other	8,012	56,339	(43,556)	(54,867)
Inventories	(29,200)	(58,573)	17,120	21,566
Accounts payable	(27,121)	8,926	(45,029)	(56,723)
Accrued expenses and other	29,506	(78,611)	(39,857)	(50,208)
Accrual for customers' right of return	745	(3,147)	(249)	(314)
Income taxes payable	(8,310)	13,055	(7,240)	(9,120)

Total adjustments	119,673	68,096	60,183	75,813

Cash provided by operating activities	436,046	440,173	327,526	412,584

See notes to Consolidated Financial Statements

(*)
In accordance with U.S. GAAP

(**)
In 2003 the Company determined that the net change in bank overdrafts had to be classified as financing activity rather then netted against cash and cash equivalents. As a result, cash provided by (used in) financing activities and cash and cash equivalents for previous years have been reclassified in the statements of consolidated cash flows from the amounts previously reported to classify the net change in bank overdraft as a financing activity

(1)
Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED CASH FLOWS (Concluded)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003(*)

	2001(**)	2002(**)	2003	2003
		(Euro/000)		(US $/000)(1)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions,	(123,475)	(173,330)	(81,288)	(102,398)
Disposals,	7,811	4,646	3,839	4,836
Purchases of business net of cash acquired,	(568,981)	(27,428)	(342,432)	(431,362)
Increase in investments,	(2,718)	(7,611)	(501)	(631)
(Increase) Decrease in intangible assets,	(23,714)	28,611	(48,177)	(60,689)

Cash used in investing activities,	(711,077)	(175,112)	(468,559)	(590,244)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds,	500,000	1,000,714	619,859	780,836
Repayments,	(245,916)	(1,408,308)	(332,045)	(418,277)
Repayment of acquired line of credit,	(104,155)	—	—	—
Use of restricted cash deposit,	44,610	201,106	—	—
Increase (Decrease) overdraft balances,	259,083	(21,712)	156,290	196,879
Sales of treasury shares,	—	9,269	—	—
Investment in treasury shares,	—	(24,547)	(45,440)	(57,241)
Exercise of stock options,	11,465	9,567	1,489	1,876
Dividends,	(63,326)	(77,211)	(95,405)	(120,182)

Cash provided by (used in) financing activities,	401,761	(311,122)	304,748	383,891

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	126,730	(46,061)	163,715	206,231
CASH AND EQUIVALENTS, BEGINNING OF YEAR,	85,392	199,202	151,418	190,741
Effect of exchange rate changes on cash and cash equivalents,	(12,920)	(1,723)	(15,196)	(19,141)

CASH AND EQUIVALENTS, END OF YEAR,	199,202	151,418	299,937	$377,831

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest,	91,174	58,162	44,951	56,625
Cash paid during the year for income taxes,	126,833	137,650	110,609	139,334
Acquisition of businesses:
Fair value of assets acquired,	(102,347)	—	102,323	128,896

See notes to Consolidated Financial Statements

(*)
In accordance with U.S. GAAP

(**)
In 2003 the Company determined that the net change in bank overdrafts had to be classified as financing activity rather then netted against cash and cash equivalents. As a result, cash provided by (used in) financing activities and cash and cash equivalents for previous years have been reclassified in the statements of consolidated cash flows from the amounts previously reported to classify the net change in bank overdraft as a financing activity

(1)
Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

        Organization—Luxottica Group S.p.A. and its subsidiaries (collectively "Luxottica Group" or the "Company") operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut International") and, since August 2003, OPSM Group Limited and its subsidiaries ("OPSM"). As of December 31, 2003, LensCrafters operated 877 stores throughout the United States of America, and Canada; Sunglass Hut International operated 1,906 stores located in North America, Europe and Australia and OPSM operated 600 stores trading under three brands across all states and territories in Australia, New Zealand, Hong Kong, Singapore and Malaysia.

        Principles of consolidation and basis of Presentation—The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned Italian and foreign subsidiaries. The Company's investments in unconsolidated subsidiaries which are at least 20 percent owned and where the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Luxottica Group holds a 44 percent interest in an affiliated manufacturing and wholesale distributor, located in India, and a 50 percent interest in an affiliated company located in Great Britain, which are both accounted for under the equity method. The results of operations of these investments are not material to the results of the operations of the Company. Investments in other companies with less than a 20 percent interest are carried at cost. All significant intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in United States of America ("U.S. GAAP").

        Foreign Currency Translation and Transactions—Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income/(loss), net of tax. Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date.

        The Company has one subsidiary in a highly inflationary country. However, the operations of such subsidiary are currently not material to the Company's consolidated financial statements.

        Realized foreign exchange gains or losses during the year are recognized in consolidated income in such year.

        Cash and Cash Equivalents—Luxottica Group considers investments purchased with a remaining maturity of three months or less to be cash equivalents.

        Inventories—Luxottica Group's manufactured inventories, approximately 82.5 percent and 76.9 percent of total frame inventory for 2002 and 2003, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method, "FIFO"), or market value. Retail inventory not manufactured by the Company or its subsidiaries are stated at the lower of cost, as determined on a retail last-in, first-out method ("LIFO") or FIFO or weighted-average cost, or market value. The LIFO reserve was not material as of December 31, 2002 and 2003.

        Property, Plant and Equipment—Property, plant and equipment are stated at historical cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the related assets as follows:

Estimated Useful Life

Buildings	19 to 40 years
Machinery and equipment	3 to 12 years
Aircraft	25 years
Other equipment	5 to 8 years
Leasehold improvements	lesser of 10 years or the remaining life of the lease

        Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the statements of income.

        During 2003, management determined that the useful lives of certain machinery and equipment were longer than originally expected based upon useful lives of similar fully amortized assets which are still in use. A change in accounting estimate was recognized to reflect this decision resulting in an immaterial increase of net income for the period.

        Goodwill and Change in Accounting—In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS No. 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001. The application of SFAS No. 141 did not affect any previously reported amounts included in goodwill.

        Effective January 1, 2002, Luxottica Group adopted SFAS No. 142, Goodwill and Other Intangible Assets, which established new accounting and reporting requirements for goodwill and other intangible assets. SFAS No. 142 requires that goodwill amortization be discontinued and replaced with periodic tests of impairment.

        The Company's goodwill was tested for impairment during the first half of 2002 and, in November 2002, in connection with the announcement of the termination of the license agreement for the production and distribution of the Giorgio Armani and Emporio Armani collections, and in 2003, as required by the provisions of SFAS No.142. Such tests were performed at reporting unit level. The result of this process was the determination that the carrying value of each reporting unit of the Company was not impaired and as a result, the Company has not recorded an asset impairment charge.

        Actual results of operations for the year ended December 31, 2002 and 2003 and pro-forma results of operations for the year ended December 31, 2001 had the Company applied the non-amortization provisions of SFAS No. 142 in those periods follows (thousands of Euro, except per share amounts):

	2001	2002	2003
Reported net income	316,373	372,077	267,343
Add: Goodwill amortization, net of tax	80,249	—	—

Adjusted net income	396,622	372,077	267,343

Basic earnings per share (Euro):
Reporting net income	0.70	0.82	0.60
Goodwill Amortisation	0.18	0.00	0.00
Adjusted net income	0.88	0.82	0.60
Diluted earnings per share (Euro):
Reporting net income	0.70	0.82	0.59
Goodwill Amortisation	0.17	0.00	0.00
Adjusted net income	0.87	0.82	0.59

        Trade names—In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names under the names of "LensCrafters", "Ray-Ban", "Sunglass Hut International" and "OPSM". Trade names, which the Company has determined have a finite life, continue to be amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 6) and are subject to testing for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Amortization of trade names for the years ended December 31, 2001, 2002 and 2003 was Euro 23.8 million, Euro 36.1 million and Euro 37.3 million, respectively.

        Impairment of Long-Lived Assets—Luxottica Group's long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the assets, the Company would recognize an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset in accordance with SFAS No. 144. The Company determined that, for the years ended December 31, 2001, 2002 and 2003, there had been no impairment in the carrying value of its long-lived assets.

        Accrual for Customers' Right of Return—Luxottica Group records an accrual for estimated returns of merchandise in connection with their conditions of sale. Such amount is included in the caption "Accrued expenses-customers' right of return".

        Store Opening and Closing Costs—Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred.

        Income Taxes—Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

        Liability for Termination Indemnities—Termination indemnities represent amounts accrued for employees in Australia, Austria, Greece, Israel, Italy and Japan, determined in accordance with labor laws and agreements in each respective country (see Note 9).

        Revenue Recognition—Revenues from sales of products are recognized at the time of shipment, when title and the risks and rewards of ownership of the goods have been assumed by the customer, or upon receipt by the customer, depending on the terms of the sales agreement. In connection with the conditions of sale in certain countries, certain subsidiaries of the Company record as a liability an amount based on an estimate of anticipated returns of merchandise by customers in subsequent periods. Such amount is included in the consolidated balance sheets under the caption "Accrued expenses-customers' right of return". Revenues from retail sales, including Internet and catalog sales, are recorded upon customer purchase.

        Pervasiveness of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Earnings Per Share—Luxottica Group calculates the basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2001, 2002 and 2003. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options and warrants) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

In thousands of Euro	2001	2002	2003
Weighted averages shares outstandings—basic	451,037.0	453,174.0	448,664.4
Effect of dilutive stock options	2,928.5	2,179.5	1,537.7
Weighted averages shares outstandings—dilutive	453,965.5	455,353.5	450,202.1
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	—	1,974.7	4,046.6

        Fair Value of Financial Instruments—Financial instruments consist primarily of cash, marketable securities, trade account receivables, accounts payable, long-term debt and derivative financial instruments. Luxottica Group estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At December 31, 2002 and 2003, the fair value of the Company's financial instruments approximated the carrying value except as otherwise disclosed.

        Stock-based Compensation—The Company has elected to follow the accounting provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees for stock-based compensation and to provide the disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-based Compensation—Transition and Disclosure (Note 10). No stock-based employee compensation cost is reflected in the net income, as all options granted under the plans have an exercise price equal to the market value of the underlying stock on the date of the grant. The following table illustrates the effect on the net income and earnings per share had the compensation costs of the plans been determined under a fair value based method as stated in SFAS No. 123:

	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
Net income (Thousands of Euro):
As reported	316,373	372,077	267,343
Pro-forma (Unaudited)	307,345	362,718	256,216
Basic earnings per share (Euro):
As reported	0.70	0.82	0.60
Pro-forma (Unaudited)	0.68	0.80	0.57
Diluted earnings per share (Euro):
As reported	0.70	0.82	0.59
Pro-forma (Unaudited)	0.68	0.80	0.57

        The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2002	2003
Dividend yield	0.53%	0.70%	1.06%
Risk-free interest rate	5.74%	4.48%	3.65%
Expected option life (years)	5	5	5
Expected volatility	53.58%	47.04%	36.00%
Weighted average fair value (Euro)	8.00	7.37	5.45

        The Company recognizes forfeitures as they occur.

        Derivative Financial Instruments—Effective January 1, 2001, Luxottica Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

        SFAS No. 133 requires that all derivatives, whether designed in hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") in the consolidated statement of shareholders' equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as a cash flow hedge, changes in fair value are recognized in operations.

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

        On January 1, 2001 as part of the transition adjustment related to the adoption of SFAS No. 133, the Company recorded a liability for the fair value of the currency swap and recorded a reduction to OCI of approximately Euro 7.7 million, net of tax (U.S. $7 million) as a cumulative transition adjustment for its derivative as a cash flow type hedge upon adoption SFAS No. 133.

        Recent Accounting Pronouncements—In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect

Guarantees of Indebtedness of Other, which requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligation under certain guarantees it has issued. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements ending after December 15, 2002. The adoption of this Interpretation did not have a material impact on the Company's consolidated financial statements.

        In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46-R") to address certain FIN No. 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", for companies that have interests in entities that are Variable Interest Entities (VIE) as defined under FIN No. 46. According to this interpretation, if a company has an interest in a VIE and is at risk for the majority of the VIE's expected losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. FIN No. 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004 except for those VIE's that are considered to be special purpose entities for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. The Company does not hold any significant interests in VIE's that would require consolidation or additional disclosure.

        In December 2003, the FASB issued SFAS No. 132 (revised December 2003), Employer's Disclosures about Pensions and Other Postretirement Benefits ("SFAS No. 132-R"). SFAS No. 132-R amends the disclosure requirements contained in SFAS No. 132 to require additional disclosures about assets, obligations, cash flows, and net periodic benefit cost of the defined benefit pension plans and other post-retirement benefit plans. SFAS No. 132-R is effective for the Company's domestic plans beginning with fiscal years ending after December 15, 2003 and the foreign plans beginning with fiscal years ending after June 15, 2004. The adoption of SFAS No. 132-R did not have a material impact on the Company's consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies SFAS No. 133 for the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designed after June 30, 2003. The adoption of SFAS No.149 did not have a material impact on the Company's consolidated financial statements.

        In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No.150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No.150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

        Information Expressed in U.S. Dollars—The Company's consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into U.S. $ amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to U.S. $1.2597. Such rate was determined by the noon buying rate of the Euro to U.S. $ as certified for custom purposes by the Federal Reserve Bank of New York as of December 31, 2003. Such translations should not be construed as representations that Euro amounts could be converted into U.S. $ at that or any other rate.

        Reclassifications—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

2. RELATED PARTY TRANSACTIONS

        Fixed Assets—In January 2002, a subsidiary of Luxottica Group acquired certain assets for Euro 28.5 million and the assumption of a bank loan from "Partimmo S.a.S.", a company owned by the Company's Chairman. The assets acquired were a building, including all improvements for a total cost of Euro 42.0 million. The Company's headquarter is located in this building. The bank loan acquired had an outstanding balance of Euro 20.6 million on such date (Euro 19.0 million as of December 31, 2003). In connection with the acquisition of this building the Company's subsidiary entered into an agreement with the Company's Chairman who leases for Euro 0.5 million annually a portion of this building. The expiration date of this lease is 2010.

        Investment—On December 31, 2001, a U.S. subsidiary of the Company held 1,205,000 of the Company's ordinary shares, which had been previously, purchased at a cost of U.S. $3.1 million (Euro 2.4 million at historical exchange rate). These shares were sold during 2002 for proceeds of U.S. $8.8 million (Euro 9.3 million). The after-tax net gain of U.S. $6.5 million (Euro 6.9 million) was recorded as an increase to the Company's additional paid-in capital balance. Approximately 63 percent of these shares were sold to a related party with an after-tax net gain of U.S. $4.3 million (Euro 4.4 million).

        License Agreement—The Company has a worldwide exclusive license agreement to manufacture and distribute opthalmic products under the name of Brooks Brothers. The Brooks Brothers tradename is owned by Retail Brand Alliance, Inc., which is controlled by a Director of the Company. The license agreement expired on March 31, 2003 and is currently under renewal negotiations. Currently, the Company and Retail Brand Alliance have agreed to continue under the old conditions until the new agreement is finalized. Royalties paid to Retail Brand Alliance, Inc. for such agreement were Euro 1.4 million and Euro 1.1 million in the years ended December 31, 2002 and 2003, respectively.

3. INVENTORIES

Inventories consisted of the following (thousands of Euro):

	December 31,
	2002	2003

Raw materials and packaging	64,581	62,209
Work-in process	22,624	25,363
Finished goods	318,827	316,644

Total	406,032	404,216

4. ACQUISITIONS AND INVESTMENTS

a)
Sunglass Hut International, Inc.

        On February 20, 2001, Luxottica Group formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted by using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded as of December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired ("goodwill") has been recorded in the accompanying consolidated balance sheet.

        The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows:

Thousands of Euro
Assets purchased:
Cash and cash equivalents	17,023
Inventories	90,034
Property, plant and equipment	113,212
Prepaid expenses and other current assets	14,717
Accounts receivable	2,161
Trade name, (useful life of 25 years, no residual value)	340,858
Other assets including deferred tax assets	34,657
Liabilities assumed:
Accounts payable and accrued expenses	(101,020)
Other current liabilities	(52,200)
Deferred tax liabilities	(135,340)
Long-term debt	(128,691)
Bank overdraft	(104,155)

Fair Value of Net Assets	91,256
Goodwill	466,790

Total Purchase Price	558,046

        Pro-forma consolidated statements of income for the year ended December 31, 2001 assuming the acquisition took place at January 1, 2001:

(Thousands of Euro, except per share data—Unaudited)	2001

Sales	3,211,063
Operating Income	490,998
Net Income	297,851
No. of Shares (Thousands)—Basic	451,037
No. of Shares (Thousands)—Diluted	453,965
Earnings per Share (Euro)—Basic	0.66
Earnings per Share (Euro)—Diluted	0.66

b)
First American Health Concepts, Inc.

        During 2001, Luxottica Group acquired all outstanding shares of First American Health Concepts, Inc. ("FAHC"), a publicly traded company on the American Stock Exchange, for approximately Euro 27.7 million (U.S. $23.5 million), net of cash acquired (Euro 3.6 million or U.S. $ 3 million). FAHC markets and administers vision care plans throughout the United States of America. FAHC tangible assets and liabilities assumed were insignificant individually and in aggregate and accordingly substantially the entire purchase price was allocated to goodwill. No pro-forma financial information is presented, as the acquisition was not material to the Company's consolidated financial statements.

c)
O.P.S.M.

        In May 2003, Luxottica Group formed an indirect wholly-owned subsidiary in Australia, Luxottica South Pacific Pty Limited, for the purpose of making a cash offer for all outstanding shares, options and performance rights of OPSM Group Limited ("OPSM"), a publicly traded company on the Australian Stock Exchange. The cash offer commenced on June 16, 2003, has received acceptances which increased Luxottica's relevant interest in OPSM shares to 50.68 percent on August 8, 2003, and was completed on September 3, 2003. At the close of the offer, Luxottica South Pacific held 82.57 percent of OPSM's ordinary shares. As consequence of the acquisition, all options and performance rights were cancelled. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM's shares on August 8, 2003, OPSM's financial position and results of operations are reported in the consolidated financial statements since August 1, 2003. Results of operations for the seven day period ended August 7, 2003 were immaterial. The acquisition was accounted for in accordance with SFAS No.141, and accordingly, the purchase price of Euro 253.7 million or Australian Dollar 442.7 million (including approximately Australian Dollar 7.2 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names which have been appraised in Euro 141 million (Australian Dollar 246 million). The valuation of OPSM's acquired assets and assumed liabilities is preliminary, and as a result, the allocation of the purchase price is subject to modification. Management believes that the valuation will be finalized by June 2004. The acquisition of OPSM was made as result of the Company's strategy to expand its retail business in Australia and New Zealand and become a leading player in the Australian prescription segment.

        Preliminarily, the purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities, assumed as follows (reported at the date of acquisition exchange rate):

Thousands of Euro
Assets purchased:
Cash and cash equivalents	5,990
Inventories	23,623
Property, plant and equipment	49,781
Prepaid expenses and other current assets	7,433
Accounts receivable	1,064
Trade name (useful life of 25 years, no residual value)	141,195
Other assets including deferred tax assets	12,616
Liabilities assumed:
Accounts payable and accrued expenses	(31,434)
Other current liabilities	(11,426)
Deferred tax liabilities	(42,359)
Minority interests	(11,246)
Bank overdraft	(42,914)

Fair Value of Net Assets	102,323
Goodwill	151,353

Total Purchase Price	253,676

        Pro-forma consolidated statements of income for the years ended December 31, 2001, 2002 and 2003, assuming the acquisition took place at January 1, 2001:

(Thousands of Euro, except per share data—Unaudited)	2001	2002	2003

Sales	3,389,289	3,426,624	2,991,112
Operating Income	523,400	615,764	439,676
Net Income	319,686	372,987	266,188
No. of Shares (Thousands)—Basic	451,037	453,174	448,664
No. of Shares (Thousands)—Diluted	453,965	455,353	450,202
Earnings per Share—Basic	0.71	0.82	0.59
Earnings per Share—Diluted	0.70	0.82	0.59
Non recurring items included in the pro-forma consolidated statements:
Sales	82,667	—	—
Operating Income	2,750	—	—
Net Income/(Loss)	(7,238)	—	—

d)
I.C.Optics

        —On January 13, 2003 the Company announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames. The initial ten-year agreement is renewable for an additional ten years. The transaction was completed through the purchase of IC Optics Group ("IC Optics"), an Italian-based Group that produces and distributes eyewear, for an aggregate amount of Euro 5.4 million. Prior to this transaction, Gianni Versace S.p.A. and Italocremona S.p.A. held IC Optics through a 50/50 joint venture. The acquisition was accounted for in accordance with SFAS No. 141, and accordingly, the purchase price has been allocated to the fair market value of the assets and liabilities of the company acquired including an intangible asset for the license agreement for an amount of approximately Euro 28.8 million and goodwill for an amount of approximately Euro 10.7 million. Further an amount of Euro 25 million has been paid for the option right, which enables the Company to extend the original royalty agreement for an additional ten-years. No pro-forma financial information is presented, as the acquisition was not material to the Company's consolidated financial statements.

e)
E.I.D.

        —On July 23, 2003 the Company announced the signing of a ten-year worldwide license agreement for exclusive production and distribution of prescription frames and sunglasses with the Prada and Miu Miu names. The deal was finalized through Luxottica's purchase of two Prada's fully-owned companies named E.I.D. Italia and E.I.D. Luxembourg, that produce and distribute eyewear, for the amount of Euro 26.5 million. The acquisition was accounted for in accordance with SFAS No. 141, and accordingly, the excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets as goodwill of approximately Euro 29.7 million. The valuation of acquired assets and assumed liabilities is preliminary, and as a result, the allocation of the purchase price is subject to modification. No pro-forma financial information is presented, as the acquisition was not material to the Company's consolidated financial statements.

f)
Other acquisitions and establishments:

        —In 2001, Luxottica Group established a new subsidiary, Luxottica Poland Sp. Z.o.o, which is 75 percent owned by the Company. Luxottica Poland is a wholesale distributor with an initial investment of approximately Euro 0.1 million.

        —In 2001, Luxottica Group acquired the remaining interest in some manufacturing and wholesale distributors (Tristar Optical Co., Ltd and Luxottica Australia PTY, Ltd) for an aggregate cash consideration of Euro 8.5 million. These subsidiaries have been accounted for as step acquisitions and the Company has recorded goodwill of approximately Euro 4.8 million in connection therewith.

        —In 2001, Luxottica Group acquired 51 percent of capital stock of Mirarian Marketing Ltd for an initial investment of Euro 1.9 million. The subsidiary, which is based in Singapore, is engaged in marketing and sales activity of the Company's products in Asia.

        —During 2002 the Company acquired six retail companies for an aggregate amount of Euro 35.0 million (U.S. $33.5 million). All tangible assets and liabilities assumed were insignificant individually and in aggregate and, accordingly, substantially the entire purchase price was allocated to goodwill. No pro-forma financial information is presented, as the acquisitions were not material to the Company's consolidated financial statements. One of these companies is accounted for under the equity method.

        —At the end of 2002, the Company established a new wholly-owned subsidiary in China, Luxottica Tristar Optical Co. with an initial investment of Euro 3.8 million. The subsidiary is engaged in the manufacturing and distribution of frames worldwide.

        —In 2003, Luxottica Holland B.V., a wholly-owned subsidiary, acquired the remaining interest in Mirari Japan, a wholesale distributor for an aggregate cash consideration of Euro 18 million. The subsidiary has been accounted for as step acquisition and the Company has recorded goodwill of approximately Euro 16.9 million in connection therewith.

5. PROPERTY, PLANT AND EQUIPMENT—NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	December 31,
	2002	2003

Land and buildings, including leasehold improvements	451,900	416,752
Machinery and equipment	366,027	428,644
Aircraft	25,185	25,908
Other equipment	263,340	268,138
Building, held under capital lease	2,332	2,332

	1,108,784	1,141,774
Less: accumulated depreciation and amortization	602,239	644,339

Total	506,545	497,435

        Depreciation and amortization expense of property, plant and equipment for the years ended December 31, 2001, 2002 and 2003 was Euro 101.1 million, Euro 103.8 million and Euro 92.2 million, respectively. Included in other equipment is approximately Euro 25.1 million and Euro 16.5 million of construction in progress as of December 31, 2002 and 2003, respectively.

6. GOODWILL AND INTANGIBLE ASSETS—NET

Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and as such, balances may fluctuate due to changes in exchange rates Goodwill consisted of the following (thousands of Euro):

	2002	2003
	December 31,

Goodwill, which arose in connection with the acquisition of LensCrafters(a)	489,944	407,801
Goodwill, which arose in connection with the acquisition of Ray-Ban(b)	228,354	228,354
Goodwill, which arose in connection with the acquisition of Sunglass Hut International, (see Note 4)(c)	409,036	373,216
Goodwill, which arose in connection with the acquisition of OPSM (see Note 4)(d)	—	153,976
Goodwill, which arose in connection with other business acquisitions, (see note 4)(e)	117,326	165,567

Total	1,244,660	1,328,914

(a)
The acquisition of LensCrafters in May 1995 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (U.S. Dollars 698.9 million at the date of acquisition) was recorded as goodwill in the accompanying consolidated balance sheets. With the Company's adoption of SFAS No. 142, effective January 1, 2002, goodwill is no longer subjected to periodic amortization, but rather is subjected to an annual impairment test.

In connection with the acquisition of LensCrafters, Luxottica Group recorded certain liabilities for commitments and other costs expected to be paid in future periods. As a result of negotiations with vendors and other settlements, the Company settled these liabilities at an amount less than the accrual set up at the date of the acquisition. Accordingly, included in the consolidated statements of income for fiscal 2001 and 2002 is income of approximately Euro 10.1 million (U.S. Dollars 9 million) and Euro 3.8 million (U.S. Dollars 4.0 million), net of taxes, for the final settlement of these liabilities, respectively.

(b)
The acquisition of Ray-Ban in 1999 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (Euro 272.9 million at the date of acquisition) was recorded as goodwill in the accompanying consolidated balance sheets. With the Company's adoption of SFAS No. 142 effective January 1, 2002, goodwill is no longer subjected to periodic amortization, but rather is subjected to an annual impairment test.

(c)
The acquisition of Sunglass Hut International in 2001 was accounted for by the purchase method and, accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (Euro 466.8 million at the date of acquisition) was recorded as goodwill in the accompanying consolidated balance sheets. With the Company's adoption of SFAS No. 142 effective January 1, 2002, goodwill is no longer subjected to periodic amortization, but rather is subjected to an annual impairment test.

(d)
The acquisition of OPSM in 2003 was accounted for by the purchase method and, accordingly, the purchase price has been preliminary allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. The excess of purchase price over the fair value of net assets acquired (Euro 151.4 million at the date of acquisition) was recorded as goodwill in the accompanying consolidated balance sheets.

(e)
Goodwill was also created as the difference between the purchase price paid over the value of net assets of many additional businesses acquired, resulting from retail locations and wholesales entities over the past several years.

        Intangible assets-net consisted of the following (thousands of Euro):

	December 31,
	2002	2003

LensCrafters trade name, the value of which has been established as part of an independent valuation performed in connection with the acquisition of LensCrafters, net of accumulated amortization of Euro 63,996 and Euro 60,252 as of December 31, 2002 and 2003, respectively(f)	145,827	114,392
Ray-Ban acquired trade names, net of accumulated amortization of Euro 48,896 and Euro 62,866 as of December 31, 2002 and 2003, respectively(f)	230,305	216,334
Sunglass Hut trade name, the value of which has been established as part of an independent valuation performed in connection with the acquisition of Sunglass Hut, net of accumulated amortization of Euro 20,162 and Euro 26,371 as of December 31, 2002 and 2003 (see note 4)(f)	267,868	213,368
OPSM trade name, the value of which has been established as part of an independent valuation performed in connection with the acquisition of OPSM, net of accumulated amortization of Euro 2,444 as of December 31, 2003 (see note 4)(f)	—	144,205
Other intangibles, net (see note 4)	27,866	76,399

Total	671,866	764,698

(f)
The LensCrafters, Ray-Ban, Sunglass Hut International and OPSM trade names are amortized on a straight-line basis over a period of 25 years, 20 years, 25 years and 25 years, respectively, as the Company believes these trade names to be finite lived assets.

Projected intangible assets amortization (per year) in Euro/thousands:

2004	40,936
2005	40,936
2006	39,136
2007	39,349
2008	39,266

7. INCOME TAXES

        Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	Years ended December 31,
	2001	2002	2003
Income before provision for income taxes—
Italian companies	336,521	229,527	146,055
Foreign companies	104,790	309,915	243,738

Total	441,311	539,442	389,793
Provision for income taxes:
Current—
Italian companies	15,079	52,616	17,313
Foreign companies	124,354	117,865	87,150

	139,433	170,481	104,463
Deferred—
Italian companies	(10,619)	(14,204)	14,174
Foreign companies	(5,364)	6,419	(1,309)

	(15,983)	(7,785)	12,865

Total	123,450	162,696	117,328

        The Italian statutory tax rate is the result of two components: national ("IRPEG") and regional ("IRAP") tax. IRAP could have a substantially different base for its computation as to IRPEG.

        Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2001	2002	2003

Italian statutory tax rate	40.3%	40.3%	38.3%
Aggregate effect of different rates in foreign jurisdictions	(1.6%)	(2.3%)	(1.9%)
Permanent differences, principally losses in subsidiary companies funded through capital contributions, net of non-deductible goodwill	(10.7%)	(7.8%)	(6.3%)

Effective rate	28.0%	30.2%	30.1%

        For income tax purposes, the Company and its Italian subsidiaries file tax returns on a separate company basis.

        The deferred tax assets and liabilities as of December 31, 2002 and 2003, respectively were comprised of (thousands of Euro):

	December 31,
	2002 Deferred Tax Asset/(Liability)	2003 Deferred Tax Asset/(Liability)

Current portion
Inventory	43,459	29,733
Insurance and other reserves Recorded reserves	16,993	13,551
Recorded reserves	24,080	17,340
Net operating losses—carryforward	48,120	71,429
Loss on investments	14,128	5,452
Dividends	(5,616)	(13,112)
Trade name	—	(5,506)
Other, net	6,924	15,914
Valuation allowance	—	(10,350)

Net current deferred tax assets	148,088	124,451

Non-current portion
Difference in basis of fixed assets	(53,486)	(53,003)
Net operating losses—carryforward	128,016	81,724
Sale of businesses Recorded reserves	2,023	1,711
Recorded reserves	5,265	5,142
Occupancy reserves	5,473	4,040
Depreciation	(3,042)	(3,529)
Employee-related reserves (including minimum pension liability)	21,845	19,042
Trade name	(104,643)	(121,108)
Other intangibles	—	(10,734)
Trade mark accelerated amortization	(55,777)	(68,255)
Other, net	8,806	9,947
Valuation allowance	(76,285)	(26,079)

Net non-current deferred tax liabilities	(121,805)	(161,102)

        In 2003, the Italian statutory tax rate was reduced to 38.25 percent. As a consequence, deferred tax assets and liabilities have been recomputed in line with the new tax rate. The immaterial result of the change in the Italian tax rate has been included in deferred tax expense.

        Tax years for Italian companies are open from 1998 and subject to review pursuant to Italian law. Certain Luxottica Group companies have been subject to tax reviews for previous years. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

        As of December 31, 2003, the taxes that would be due on the distribution of retained earnings to the related parent company, including net earnings of the year, of subsidiaries for 2003 and prior would approximate Euro 31.6 million. Luxottica Group has not provided an accrual for taxes on such distributions, nor has it provided an accrual for taxes on its investments in such subsidiaries as the likelihood of distribution is remote and such earnings and investments are deemed to be permanently reinvested. In connection with the 2003 earnings of certain subsidiaries, the Company has provided for an accrual for Italian income taxes related to declared dividends of earnings.

        As of December 31, 2002 and 2003, the Company has recorded an aggregate valuation allowance of Euro 76.3 million and Euro 36.4 million, respectively, against deferred tax assets recorded in connection with net operating losses.

        In connection with various capital contributions, certain Italian subsidiaries, which file tax returns on separate company basis, have incurred net operating losses, which expire in five years from the period in which the tax loss was incurred. Since it is management's belief that since such net operating losses are not more likely than not to be realized in future periods, valuation allowances have been recorded in the Company's consolidated financial statements. Management will continue to evaluate the likelihood of realizing such deferred tax assets and will reverse the related valuation allowance when the realization of the deferred tax assets become more likely than not.

8. LONG-TERM DEBT

Long-term debt consisted of the following (thousands of Euro):

	2002	2003
	December 31,

Credit agreement with various financial institutions(a)	675,000	875,000
UniCredito Italiano credit facility(b)	333,810	115,107
Senior unsecured guaranteed notes(c)	—	238,152
Capital lease obligations, payable in installments through 2005	1,040	745
Loans with banks and other third parties, interest at various rates (from 2.47 to 4.11 percent per annum), payable in installments through 2017. Certain subsidiaries' fixed assets are pledged as collateral for such loans	24,139	24,423

Total	1,033,989	1,253,427
Less: current maturities	178,335	390,935

Long-term debt	855,654	862,492

(a)
In June 2000, the Company entered into a credit agreement with several financial institutions. The credit facility provided for a total maximum borrowing of Euro 500 million. This unsecured credit facility expired in June 2003 and the amount outstanding was repaid in full.

In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut International, as described earlier. The credit facility was unsecured and on December 27, 2002, the amount outstanding at that time was repaid in full.

In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. for a maximum available line of Euro 650 million. This line of credit includes a term portion of Euro 500 million which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term portion based on Euribor as defined in the agreement plus 0.45 percent (2.592 percent on December 31, 2003). The revolving portion allows the Company a maximum line available of Euro 150 million which can be borrowed and repaid until final maturity. At December 31, 2003 the revolving portion was totally utilized. Interest accrues on the revolving loan at Euribor as defined in the agreement plus 0.45 percent (2.594 percent on December 31, 2003). The final maturity of all outstanding principle amounts and interest is December 27, 2005. The Company has the option to choose interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with these covenants as of December 31, 2003.

In December 2002, the Company entered into two interest rate swap transactions (the "Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million, which will decrease by Euro 100 million on June 27, 2004 and by Euro 25 million during each subsequent three-month period. The Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility disclosed above. As such changes in the fair value of the Intesa Swaps are included in OCI until they are realized in the financial statements. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985 percent per annum.

As disclosed in Note 4(c), in September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of performance rights and options of OPSM for an aggregate of Australian Dollar 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The new credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus

  0.55 percent (2.692 percent on December 31, 2003). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2003 the revolving portion was totally utilized. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.683 percent on December 31, 2003). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company is in compliance with those covenants as of December 31, 2003.

In May 2003, the Company entered into an unsecured credit facility with Credito Emiliano ("Credem") for a borrowing of Euro 25 million. This line of credit requires a ballon payment when it expires on November 2004. Interest payments are due on a quarterly basis at fixed rate of 2.925 percent.

(b)
In June 2002, a U.S. subsidiary ("US Holdings") entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The credit facility is guaranteed by Luxottica Group and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and requires equal quarterly principal installments beginning March 2003. The revolving loan portion of the credit facility allows for a maximum borrowing of U.S. $150 million. Interest accrues at LIBOR as defined in the agreement plus 0.5 percent (1.641 percent at December 31, 2003) and the credit facility allows the Company to select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company is in compliance with those covenants as of December 31, 2003.

The U.S. subsidiary entered into a Convertible Swap Step-Up ("Swap 2002") with an initial notional amount of U.S. $275 million which decreases quarterly by U.S. $20 million starting March 17, 2003. The Swap 2002 expiration date is June 17, 2005. Swap 2002 was entered into to convert the UniCredito floating rate credit agreement to a mixed position rate agreement. Swap 2002 allows the U.S. subsidiary to pay a fixed rate of interest if Libor remains under certain defined thresholds and for the U.S. subsidiary to receive an interest payment of the three months LIBOR rate as defined in the agreement. This amount is settled net every three months. This derivative instrument does not qualify for hedge accounting under SFAS No. 133 and as such is marked to market with the gain or losses from the change in value included in the consolidated income statements. A loss of Euro 2.6 million and a gain of Euro 635 thousands are included in current operations in 2002 and 2003, respectively.

(c)
On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million (Euro 238 million) of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable Notes date of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. Notes contain certain financial and operating covenants. The Company is in compliance with those covenants as of December 31, 2003.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and to a floating rate of the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps are treated as fair value hedges of the related debt and qualify for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps is recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate.

        Long-term debt matures in the years subsequent to December 31, 2004 as follows (thousands of Euro):

YEAR ENDED DECEMBER 31,

2005	404,525
2006	93,791
2007	123,339
2008	209,104
2009	10,510
Thereafter	21,223

Total	862,492

9. EMPLOYEE BENEFITS

        Liability for Termination Indemnities—The liability for termination indemnities represents amounts accrued for employees in Australia, Austria, Greece, Israel, Italy and Japan, determined in accordance with labor laws and labor agreements in each respective country. Each year, the Company adjusts its accrual based upon headcount, changes in compensation level and inflation. This liability is not funded. Therefore, the accrued liability represents the amount that would be paid if all employees were to resign or be terminated as of the balance sheet date. This treatment is in accordance with SFAS No. 112, Employers' Accounting for Post Employment Benefits, which requires employers to expense the costs of benefit paid before retirement (i.e. severance) over the service lives of employees. The charge to earnings during the years ended December 31, 2001, 2002 and 2003 aggregated Euro 7.8 million, Euro 5.7 million and Euro 12.5 million, respectively.

        Defined Benefit Plans—During 1998, U.S. Holding merged all of its pension plans into a single plan sponsored by a U.S. subsidiary. This plan covers substantially all employees of the U.S. subsidiaries and affiliates. This pension plan was amended effective January 1, 2002 to allow the employees of Sunglass Hut International to participate in the plan.

        The Company's funding policy is in accordance with minimum funding requirements of the Employee Retirement Income Security Act of 1974 as amended. No contributions were made in 2001 or 2002. Net periodic pension cost for the years ended December 31, 2001, 2002 and 2003 includes the following components (thousands of Euro):

	2001	2002	2003

Service cost	9,777	11,670	11,805
Interest cost	12,902	13,501	12,025
Expeted return on plan assets	(16,124)	(16,279)	(13,321)
Amortization of actuarial loss	—	—	294
Amortization of prior service cost	780	745	623

Net periodic pension cost	7,335	9,637	11,426

        The following table summarizes key information pertaining to the Company's defined benefit plan as of September 30, 2002 and 2003, the plan's measurement date (thousands of Euro):

	2002	2003

Change in benefits obligation:
Benefit obligation, beginning of year	194,634	201,572
Translation differences	(29,365)	(33,795)
Service cost	10,518	10,599
Interest cost	12,168	10,796
Actuarial loss	20,219	9,025
Benefits paid	(6,602)	(6,365)

Benefit obligation, end of year	201,572	191,832

Change in plan assets
Fair value of plan assets, beginning of year	180,860	132,550
Translation differences	(27,323)	(22,223)
Actual return (loss) in plan assets	(14,385)	16,730
Employer contribution	—	2,382
Benefits paid	(6,602)	(6,365)

Fair value of plan assets, end of year	132,550	123,074

Funded status	(69,022)	(68,758)
Unrecognized net actuarial gain	56,644	51,138
Unrecognized prior service cost	3,439	2,303

Accrued benefit costs	(8,939)	(15,317)

	2002	2003

Amounts recognized in the consolidated balance sheets consist of the following:
Liabilities
Accrued pension cost	8,939	15,317
Additional minimum liability	41,565	35,160

Liabilities—Other long term liabilities	50,504	50,477

Asset—Intangible asset	3,439	2,303

Equity—Other comprehensive income	38,126	32,587

Weighted average assumptions as of September 30:
Discount rate	6.50%	6.00%
Expected return on assets	9.00%	8.75%
Rate of compensation increase	5.50%	4.75%

        Plan assets were invested in equity securities, United States Government obligations, other fixed income securities and money market funds.

        Supplemental Retirement Plan—A U.S. subsidiary of the Company maintains an unfunded supplemental retirement plan for participants of its pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability associated with this plan is accrued using the same actuarial methods and assumptions as those used for the subsidiary's pension plan noted above, and such amounts are not material to the consolidated financial statements.

        Health Benefit Plans—A U.S. subsidiary of the Company partially subsidizes health care benefits for eligible retirees. Included in other long-term liabilities on December 31, 2002 and 2003 is approximately Euro 1.6 million and Euro 1.5 million of accrued benefits, respectively.

        Other Benefits—A U.S. subsidiary of the Company provides certain post-employment medical and life insurance benefits. The Company's accrued liability related to this obligation as of December 31, 2002 and 2003 was Euro 1.3 million and Euro 0.9 million, respectively.

        Saving Plan—The Company also sponsors a tax incentive savings plan covering all employees. U.S. Holding makes quarterly contributions in cash to the plan based on a percentage of employees' contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Company's American Depositary Receipts (ADRs) or cash. Aggregate contributions made to the tax incentive savings plan by the Company for the years ended December 31, 2001, 2002 and 2003 were Euro 9.1 million, Euro 6.4 million and Euro 5.3 million, respectively.

10. STOCK OPTION AND INCENTIVE PLANS

        Stock Option Plan—Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group under the Company's stock option plan. The stock options were granted at a price equal to the market value of the shares at the date of grant. These options become exercisable in three equal annual installments from the date of grant and expire on or before January 31, 2012.

        As Luxottica Group has elected to apply APB Opinion No. 25, no compensation expense was recognized because the option exercise price was equal to the fair market value on the date of grant.

        The following table summarizes information about stock options for each year:

	Number of Options Outstanding	Weighted Average Exercise Price (Denominated in Euro)(3)

Outstanding as of January 1, 2001	6,731,900	6.80
Granted	2,079,300	17.08
Forfeitures	(119,900)	10.34
Exercised	(1,283,517)	6.49

Outstanding as of December 31, 2001	7,407,783	9.67

Granted	2,348,400	16.98
Forfeitures	(248,367)	14.54
Exercised	(1,397,783)	6.67

Outstanding as of December 31, 2002	8,110,033	11.51

Granted	2,397,300	10.51
Forfeitures	(176,600)	11.77
Exercised	(213,433)	6.97

Outstanding as of December 31, 2003	10,117,300	10.29

(3)
For convenience all amounts are translated at noon buying rate in effect at the end of each year.

Stock options outstanding at December 31, 2003 are summarized as follows:

Exercise Price denominated in Euro(4)	Number Outstanding	Number Exercisable	Remaining Life (Years)
7.38	908,000	908,000	3.1
4.38	1,409,000	1,409,000	4.1
9.52	1,473,100	1,473,100	5.1
12.07	1,801,400	1,179,100	6.1
14.13	2,181,000	727,000	7.1
10.51	2,344,800	—	8.1

(4)
Certain options were granted in U.S. Dollars and have been converted for the footnote as of December 31, 2003 conversion rate of the Euro 1 to the US $ to 1.2597.

Included as an addition to the Company's paid-in-capital account in fiscal 2002 and 2003 is Euro 3.9 million and Euro 0.3 million, respectively, of tax benefits the Company received from employees exercising these stock options.

Stock Incentive Plan—

        Luxottica Group granted stock options to certain employees under an incentive plan. These options vest and became exercisable only if certain financial performance measures are met over a three year period ending December 2004. As of December 31, 2003, there are 970,000 shares outstanding at an exercise price of Euro 12.75 (U.S. Dollars 16.06) per share. Compensation expense will be recognized for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known. For the years ended December 31, 2002 and 2003, management believes that it is not probable that the financial performance measures will be met and, as such, no interim measures of compensation expense have been included in the statements of income for the periods presented.

11. SHAREHOLDERS' EQUITY

In June 2002 and 2003, at the Company's Annual Shareholders Meetings, cash dividends of Euro 77.2 million and Euro 95.4 million, respectively, were approved. These amounts became payable in July 2002 and 2003, respectively. Italian law requires that five percent of net income be retained, as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings at December 31, 2002 and 2003 aggregated Euro 6.4 million and Euro 8.3 million, respectively. In addition, there is an amount of Euro 2.6 million, which represents other legal reserves of foreign entities that is not available for dividends to the shareholders.

        On June 26, 2001, as consequence of Euro conversion, an amount of Euro 3.8 million was recognized as free capital stock increase.

        In accordance with SFAS No. 87, Employer's Accounting for Pensions, Luxottica Group has recorded a minimum pension liability for underfunded plan of Euro 41.6 million and Euro 35.2 million as of December 31, 2002 and 2003, respectively, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net obligation, in which case the increase in liabilities is charged directly to shareholders' equity. The principal cause of the deterioration of the funded status in the pension liability was caused by negative returns from investments held in the worldwide equity market. As of December 31, 2002 and 2003, Euro 26.5 million and Euro 1.2 million, respectively, of the excess minimum liability, net of income taxes, resulted in a charge to equity.

        U.S. Holdings held at December 31, 2001, 1,205,000 of Luxottica Group's ordinary shares, which had been previously purchased at a cost of U.S. Dollars 3.1 million (Euro 2.9 million at December 31, 2002 noon buying rate). These shares were sold during 2002 for proceeds of U.S. Dollars 8.8 million (Euro 9.3 million). The after-tax net gain of U.S. $6.5 million (Euro 6.9 million) was recorded as an increase to the Company's additional paid-in capital balance (Note 2).

        In September 2002 the Board of Directors authorized U.S. Holdings to repurchase through the open market up to 11,500,000 ADRs of Luxottica Group, representing 2.5 percent of the authorized and issue share capital, during an 18-month period starting in September 2002. The actual amount and timing of the ADR purchases will depend on market conditions and other factors. Through December 31, 2003, U.S. Holdings has purchased 6,434,786 (1,911,700 in 2002) ADRs at an aggregate purchase price of Euro 69.9 million (U.S. Dollars 88.1 million). In connection with the repurchase, an amount of Euro 69.9 million has been accounted as treasury shares in the Company's consolidated financial statements. The market value of the stock as of December 31, 2003 is approximately Euro 88.8 million (U.S. Dollars 111.9 million).

12. SEGMENTS AND RELATED INFORMATION

The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in 1998. The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, since April 2001, and O.P.S.M., since August 2003. As of December 31, 2003, LensCrafters operated 877 stores throughout the United States of America, Canada and Puerto Rico; Sunglass Hut operated 1,906 stores located in North America, Europe and Australia and OPSM Group operated over

600 stores trading under three brands across all states and territories in Australia, New Zealand, Hong Kong, Singapore and Malaysia.

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

(Thousands of Euro) Year Ended December 31,	Manufacturing And Wholesale	Retail	Inter-Segments Transactions and Corporate Adjustments		Consolidated

2003;
Net revenues	995,109	2,002,264	(172,737)	(7)	2,824,636
Operating income	191,116	269,851	(29,180	)(8)	431,787
Capital expenditure	23,580	57,708	—		81,288
Depreciation and amortization	45,208	68,606	21,026	(9)	134,840
Identifiable assets	1,528,074	876,661	1,507,941	(10)	3,912,676
2002;
Net revenues	1,128,670	2,204,747	(154,815	)(7)	3,178,602
Operating income	287,627	319,425	(5,544	)(8)	601,508
Capital expenditure	81,651	91,679	—		173,330
Depreciation and amortization	46,298	77,217	22,465	(9)	145,980
Identifiable assets	1,431,317	882,113	1,272,902	(10)	3,586,332
2001;
Net revenues	1,146,595	2,148,797	(194,263	)(7)	3,101,129
Operating income	287,570	320,149	(98,227	)(8)	509,492
Capital expenditure	45,801	77,674	—		123,475
Depreciation and amortization	63,162	84,288	64,457	(9)	211,907
Identifiable assets	1,327,993	954,653	1,665,716	(10)	3,948,362

(Thousands of Euro) Year Ended December 31,	Italy (6)	North America (6)	Other (6)	Adjustments And Eliminations	Consolidated

2003:
Net revenues(5)	753,772	1,939,505	731,080	(599,721)	2,824,636
Operating income	184,929	226,226	63,813	(43,181)	431,787
Identifiable assets	1,087,097	2,077,855	802,918	(55,194)	3,912,676
2002:
Net revenues(5)	795,287	2,320,791	675,941	(613,417)	3,178,602
Operating income	207,250	323,038	82,187	(10,967)	601,508
Identifiable assets	974,412	2,405,462	374,933	(168,475)	3,586,332
2001:
Net revenues(5)	792,901	2,320,161	622,331	(634,264)	3,101,129
Operating income	240,581	328,518	68,752	(128,359)	509,492
Identifiable assets	1,161,117	2,794,149	375,191	(382,095)	3,948,362

(5)
No single customer represents five percent or more of sales in any year presented.

(6)
Sales, operating income and identifiable assets are the result of combination of legal entities located in the same geographical area.

(7)
Inter-segment elimination of net revenues relates to intercompany sales from the manufacturing and wholesale segment to the retail segment.

(8)
Inter-segment elimination of operating income mainly relates to depreciation and amortization of corporate identifiable assets and profit-in-stock elimination for frames manufactured by the wholesale business and included into the retail segment inventory.

(9)
Inter-segment elimination of depreciation and amortization relates to depreciation and amortization of corporate identifiable assets.

(10)
Inter-segment elimination of identifiable assets includes mainly the net value of goodwill and tradenames of acquired retail businesses attributed to corporate.

Certain amounts for the years 2001 and 2002 have been reclassified to conform to the 2003 presentation.

13. FINANCIAL INSTRUMENTS

Concentration of Credit Risk—

        Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customer's financial condition are performed.

Concentration of sales under license agreement—

        In 1999, the Company signed a license agreement for the design production and distribution of frames under the Chanel trade name. Since 1999 Chanel sales have been increasing representing about four percent of total sales in 2003. On February 18, 2004, the Company announced the renewal of the licensing agreement for the design, production and worldwide distribution of prescription frames and sunglasses with Chanel. The license agreement expires in 2008.

Concentration of Supplier Risk—

        As result of the SGHI acquisition, Oakley Inc. has become the Company's largest supplier. For the 2001, 2002 and 2003 fiscal years, Oakley accounted for approximately 9.1 percent, 11.8 percent and 8.7 percent of the Company's total merchandise purchases, respectively. In December 2001 the Company signed a three year purchase contract with Oakley. Management believes that the loss of this vendor would not cause a significant impact on the future operations of the Company as it could replace this vendor quickly with other third party and the Company manufactured products.

14. COMMITMENTS AND CONTINGENCIES

Royalty Agreements—

        The Company is obligated under non-cancelable distribution agreements with designers, which expire at various dates through 2013. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranteed payments in each year of the agreements. In the first half of 2003, the Company has terminated its license agreement for the production and distribution of the Giorgio Armani and Emporio Armani eyewear collections and has signed a ten-year worldwide license agreement for the production and distribution of eyewear of Versace, Versus and Versace Sport frames. The agreement is renewable at the Company's discretion for an additional ten years. In the second part of 2003 a license agreement has been signed for the production and distribution of Prada and Miu Miu trade name. The Prada license agreement expiration date is in 2013.

        Minimum payments required in each of the years subsequent to December 31, 2003 are detailed as follows (thousands of Euro):

YEARS ENDING DECEMBER 31,
2004	29,225
2005	19,279
2006	19,680
2007	16,980
2008	23,283
Thereafter	156,800

Total	265,247

Leases and Licenses—

        The Company leases through its world-wide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2004 and 2015, with options to renew at varying terms. The lease and license arrangements for the Company's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume.

        Future minimum annual rental commitments for operating leases are as follows (thousands of Euro):

YEARS ENDING DECEMBER 31,
2004	167,505
2005	130,373
2006	116,855
2007	89,622
2008	67,713
Thereafter	107,925

Total	679,993

Total rent expense under operating leases for the years ended December 31, 2001, 2002 and 2003 aggregated Euro 203.7 million, Euro 276.5 million and Euro 260.3 million, respectively.

Credit Facilities—

        As of December 31, 2002 and 2003 Luxottica Group had unused short-term lines of credit of approximately Euro 308.1 million and Euro 271.8 million, respectively.

        These lines of credit are renewed annually and are guaranteed by the Company. At December 31, 2003, there was no principal amount of borrowings outstanding and Euro 18.5 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

Outstanding Stand by Letters of Credit—

        A U.S. subsidiary has obtained various standby letters of credit from banks that aggregate Euro 21.2 million as of December 31, 2003. Most of these letters of credit are used for security in risk management contracts or as security on store leases. Most contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew.

Litigation—

        On April 22, 2003, the Company entered into a settlement agreement with Oakley, under which two previously reported patent and intellectual property lawsuits brought by Oakley in 1998 (originally against Bausch & Lomb Incorporated and certain of its subsidiaries and assumed by the Company in connection with the acquisition from Bausch & Lomb in 1999 of the Ray Ban business) and in 2001 against the Company and certain of its subsidiaries, each in the U.S. District Court for the Central District of California were settled. As part of the settlement, neither party admitted to any wrongdoing in either case, and all claims and counterclaims were released and discharged. Further, the preliminary injunction that Oakley had obtained in the second case against certain subsidiaries of the Company was dissolved.

        In November 1999, Lantis Eyewear, Inc. ("Lantis"), a former distributor of Bausch & Lomb, filed a complaint against Luxottica Group and one of its subsidiaries claiming that, in terminating its distribution agreement with Lantis, the Company allegedly breached the agreement. In October 2000, the Court granted a motion by Luxottica Group to dismiss certain other claims made by Lantis, leaving only the breach of contract claim. The Company in November 2000 filed its answer and counterclaim against Lantis. In December 2002, the parties entered into a mutual release and settlement agreement and the case was dismissed with prejudice. This settlement did not have a material impact on the Company's 2002 consolidated financial statements.

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

        In May 2001, certain former stockholders of Sunglass Hut International, Inc. commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire SGHI and certain other defendants, on behalf of a purported class of former SGHI stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities laws, and the rules thereunder in connection with the acquisition of SGHI in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement, prior to the commencement of the tender offer, with the former chairman of SGHI, which purportedly involved paying consideration to such person for his SGHI shares and his support of the tender offer that was higher than that paid to SGHI's stockholders in the tender offer. The Company and the other defendant filed a motion to dismiss the compliant in its entirety which, on November 26, 2003, the Court granted in part and denied in part.

        The Court granted the Company's motion to dismiss plaintiffs' claim under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, but denied the Company's motion to dismiss the claims under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former Chairman of SGHI, and aiding and abetting alleged breaches by SGHI's former directors of their fiduciary duties, noting that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs' allegations in the complaint as true.

        The Company continues to believe that the claims that were not dismissed are without merit and that its defenses are meritorious, and will continue to defend against such claims vigorously. However, the Company can provide no assurance as to the outcome of the case.

        In December 2002 the Company was informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. The Company has been fully cooperating with this investigation and intends to continue to do so, by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome or timing of this investigation.

        On August 29, 2003, the Securities Appellate Tribunal (SAT) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT's decision and that the Company, through its subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. The Company expects the aggregate cost of the offer to be approximately Euro 16 million, including stipulated interest increments. In accordance with applicable Indian regulation, the Company placed in escrow with the Manager of the Offer Rs 226 million (Euro 4.2 million). On November 17, 2003, the Supreme Court of India stayed the SAT's order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). The Company has complied with such requirement and the review has been delayed until April 1, 2004. The Court directed the appeal to be listed in the week commencing July 4, 2004.

        The Company is defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all outstanding claims, which the Company will vigorously pursue, and that the outcome will not have a material adverse effect on either the Company's consolidated financial position or results of operations.

15. SUBSEQUENT EVENTS

On January 26, 2004, the Company and Cole National Corporation ("Cole") jointly announced that they have entered into a definitive merger agreement dated as of January 23, 2004 with the unanimous approval of the Boards of Directors. Under this agreement, the Company will acquire all of the outstanding shares of Cole National for a cash purchase price of US $22.50 per share, together with the purchase of all outstanding options and similar equity rights at same price per share, less their respective exercise prices, for a total purchase price of approximately Euro 320 million (US $401 million). The merger is subject to the approval of Cole National's stockholders and satisfaction of other customary conditions, including compliance with applicable antitrust clearance requirements. The transaction is expected to close in the second half of 2004. Cole is a provider of vision care products and services, including managed vision care programs and personalized gifts, with 2,944 retail locations in the U.S., Canada and Carribean.

        On April 19, 2004, the Company stated that it had been made aware of the unsolicited, non-binding offer received by Cole from Moulin International Holdings Ltd. to acquire Cole National in a merger. In a press release, the Company noted that Cole had decided to postpone to a date to be announced the special meeting of stockholders scheduled for the following day to vote on the Company proposal. The postponement was necessary to permit Cole to file and distribute to its stockholders updated proxy materials.

        In the same press release, the Company also noted that the recommendation by Cole's Board of Directors to vote for the merger agreement executed with the Company last January remained in effect and had not been modified or changed. In addition, Luxottica Group's Board of Directors did not deem it necessary to take any action in connection with the matters referred to in the Cole's announcement distributed earlier on the same day and indicated that it would review such matters in due course.

* * * * *

Luxottica Group S.p.A. and Subsidiaries
Schedule II

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(Amounts expressed in Euro thousands)

Year ended December 31,	Balance at beginning of period	Charged to costs and expenses	Other	Deductions	Balance at end of period
2001	18,103	5,884	(128)	(1,426)	22,433
2002	22,433	4,699	(1,665)	(7,369)	18,098
2003	18,098	6,731	3,143	(6,480)	21,492

ITEM 19.    EXHIBITS

        Exhibits.    The following documents are filed as exhibits herewith, unless otherwise specified and are incorporated herein by reference:

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the Commission on January 23, 1990).
1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (Unofficial English translation filed herewith).
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
4.2
Agreement and Plan of Merger, dated as of January 23, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our Report on Form 6-K, dated January 23, 2004, as filed with the Commission on January 30, 2004).
4.3
Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).
4.4	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).
4.5	Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).

4.6
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
4.7
Credit Agreement, dated as of December 11, 2002, between Luxottica Group S.p.A. and Banca Intesa S.p.A., as arranger for other financial institutions (Unofficial English summary incorporated by reference to our Report on Form 20-F for the year ended December 31, 2002, as filed with the Commission on June 30, 2003).
4.8
Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).
4.9
Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).
4.10
Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).
4.11
Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d'Impresa S.p.A., acting as Agents (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).
8.1	List of Subsidiaries (filed herewith).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).
15.2	Press Release of Luxottica Group S.p.A., dated June 17, 2004 (filed herewith).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)
By:	/s/ Roberto Chemello
Roberto Chemello Chief Executive Officer

Dated: June 29, 2004

EXHIBIT INDEX

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the Commission on January 23, 1990).
1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (Unofficial English translation filed herewith).
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
4.2
Agreement and Plan of Merger, dated as of January 23, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our Report on Form 6-K, dated January 23, 2004, as filed with the Commission on January 30, 2004).
4.3
Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).
4.4	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).
4.5	Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).
4.6
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

4.7
Credit Agreement, dated as of December 11, 2002, between Luxottica Group S.p.A. and Banca Intesa S.p.A., as arranger for other financial institutions (Unofficial English summary incorporated by reference to our Report on Form 20-F for the year ended December 31, 2002, as filed with the Commission on June 30, 2003).
4.8
Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).
4.9
Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).
4.10
Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).
4.11
Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D'Impresa S.p.A., acting as Agents (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).
8.1	List of Subsidiaries (filed herewith).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).
15.2	Press Release of Luxottica Group S.p.A., dated June 17, 2004 (filed herewith).

QuickLinks

FORWARD-LOOKING INFORMATION
PART I
PART II
Luxottica Group S.p.A. and Subsidiaries Schedule II VALUATION AND QUALIFYING ACCOUNTS ALLOWANCE FOR DOUBTFUL ACCOUNTS (Amounts expressed in Euro thousands)
SIGNATURES
EXHIBIT INDEX