Form 20-F
period 2004-12-31
LUXOTTICA GROUP SPA
filed 2005-06-29
CIK 857471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-10421

LUXOTTICA GROUP S.p.A.
(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)

REPUBLIC OF ITALY
(Jurisdiction of incorporation or organization)

VIA CANTÙ 2, MILAN 20123, ITALY
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange of which registered
ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE*	NEW YORK STOCK EXCHANGE

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE	NEW YORK STOCK EXCHANGE

* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	455,205,473

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
ITEM 4.	INFORMATION ON THE COMPANY
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8.	FINANCIAL INFORMATION
ITEM 9.	THE OFFER AND LISTING
ITEM 10.	ADDITIONAL INFORMATION
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III
ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS
SIGNATURES
EXHIBIT INDEX

FORWARD-LOOKING INFORMATION

Throughout this annual report, management has made certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management’s current expectations and beliefs and are identified by the use of forward-looking words and phrases such as “plans,” estimates,” “believes” or “belief,” “expects” or other similar words or phrases.

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National Corporation and its subsidiaries (“Cole”) acquired in October 2004, risks that expected synergies from the acquisition by Luxottica Group of Cole will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole’s will not be as successful as planned, as well as other political, economic and technological factors, and other risks and uncertainties described in our filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Throughout this annual report, when we use the terms “Luxottica,” “Company,” “we,” “us” and “our,” unless otherwise indicated or the context otherwise requires, we are referring to Luxottica Group S.p.A. and its consolidated subsidiaries.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected consolidated financial information for and as of the years ended December 31, 2000, 2001, 2002, 2003 and 2004 is derived from our consolidated financial statements, which have been audited by Deloitte & Touche S.p.A., independent registered public accounting firm.

[TABLES APPEAR ON THE FOLLOWING PAGE]

	Year Ended December 31,
	2000(9)	2001(9)(6)	2002(9)	2003(7)(9)	2004(8)	2004(8)
	(In thousands of Euro)(3)					(In thousands of U.S.$) (1)(3)
STATEMENT OF INCOME DATA:
Net Sales	2,439,166	3,105,498	3,201,788	2,852,194	3,255,300	4,407,025
Cost of Sales	(719,241)	(923,537)	(946,134)	(903,617)	(1,040,697)	(1,408,896)
Gross Profit	1,719,925	2,181,960	2,255,654	1,948,577	2,214,603	2,998,129
OPERATING EXPENSE
Selling and Advertising	(983,576)	(1,303,397)	(1,360,339)	(1,235,758)	(1,376,546)	(1,863,568)
General and Administrative	(324,428)	(369,071)	(293,806)	(281,033)	(345,243)	(467,390)
Total	(1,308,004)	(1,672,468)	(1,654,146)	(1,516,790)	(1,721,789)	(2,330,958)
Income from Operations	411,921	509,492	601,508	431,787	492,814	667,171
OTHER INCOME (EXPENSE)
Interest Income	16,562	15,060	5,036	5,922	6,662	9,019
Interest Expense	(72,562)	(91,978)	(65,935)	(47,117)	(56,115)	(75,968)
Other—Net	6,098	8,737	(1,167)	(799)	13,792	18,672
Other Income (Expenses)—Net	(49,902)	(68,181)	(62,066)	(41,994)	(35,661)	(48,277)
Income Before Provision for Income Taxes	362,019	441,311	539,442	389,793	457,153	618,894
Provision for Income Taxes	(101,488)	(123,450)	(162,696)	(117,328)	(161,665)	(218,862)
Income Before Minority Interests in Consolidated Subsidiaries	260,531	317,861	376,746	272,465	295,488	400,032
Minority Interests in Income of Consolidated Subsidiaries	(5,254)	(1,488)	(4,669)	(5,122)	(8,614)	(11,661)
Net Income	255,277	316,373	372,077	267,343	286,874	388,371
Weighted Average Shares Outstanding (thousands)
—Basic	449,987.9	451,037.0	453,174.0	448,664.4	448,275.0
—Diluted	452,920.2	453,965.5	455,353.5	450,202.1	450,360.9
Basic Earnings per Share(2)	0.57	0.70	0.82	0.60	0.64	0.87
Diluted Earnings per Share(2)	0.56	0.70	0.82	0.59	0.64	0.86
Cash Dividends Declared per Share(4)(5)	0.09	0.14	0.17	0.21	0.21	0.28

(1)

Translated for convenience at the rate of Euro 1.00 = U.S. $1.3538, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2004. See “Exchange Rate Information” below for more information regarding the Noon Buying Rate.

(2)

Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years, giving effect to the two-for-one stock split in 2000 as if the split had occurred on January 1, 2000. Each American Depositary Share, or ADS, represents one ordinary share.

(3)	Except per Share amounts, which are in Euro and U.S. dollars, as applicable.

(4)

Cash Dividends Declared per Share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes and have been restated to reflect the two-for-one stock split in 2000 as if the split had occurred on January 1, 2000.

(5)

Our dividend policy is based upon, among other things, our consolidated net income for each fiscal year, and dividends for a fiscal year are paid in the immediately following fiscal year. The dividends reported in the table were declared and paid in the fiscal year for which they have been reported.

(6)

We acquired all of the outstanding shares of Sunglass Hut International, Inc. in April 2001. Therefore, 2001 includes approximately nine months of operating results of Sunglass Hut International, Inc. and its subsidiaries (“Sunglass Hut”).

(7)

We acquired 82.57 percent of the outstanding shares of OPSM Group Limited (“OPSM”) in August 2003. As such, the results for 2003 include approximately five months of operating results of OPSM and its subsidiaries.

(8)                                  We acquired all of the outstanding shares of Cole in October 2004.  Therefore, 2004 includes approximately three months of operating results of Cole.

(9)                                  Certain amounts in prior years have been reclassified to conform with the 2004 presentation.

	As of December 31,
	2000	2001	2002	2003	2004	2004
	(In thousands of Euro)					(In thousands of U.S. $)(1)
BALANCE SHEET DATA:
Working Capital(2)	(38,755)	(872,107)	141,390	(56,185)	130,587	176,788
Total Assets	2,968,208	3,948,362	3,586,332	3,912,676	4,556,058	6,167,992
Long-Term Debt	506,159	132,247	855,654	862,492	1,277,495	1,729,473
Shareholders’ Equity	1,049,163	1,342,843	1,417,895	1,374,534	1,495,607	2,024,753
Capital Stock	23,322	27,172	27,256	27,269	27,312	36,975

(1)                                  Translated for convenience at the rate of Euro 1.00 = U.S. $1.3538, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2004. See “Exchange Rate Information” below for more information regarding the Noon Buying Rate.

(2)                                  Working capital is total current assets minus total current liabilities. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

At our annual general meeting of shareholders held on June 15, 2005, our shareholders approved the distribution of a cash dividend in the amount of Euro 0.23 per ordinary share. Our Board of Directors proposed, and the shareholders approved, the date of June 23, 2005 as the date for the payment of such dividend to all holders of record of our ordinary shares on June 17, 2005, including The Bank of New York, as depositary on behalf of holders of our American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share and is evidenced by an American Depositary Receipt, or ADR. The ADSs were traded ex-dividend on June 20, 2005, and dividends in respect of the ordinary shares represented by ADSs were paid to The Bank of New York on June 23, 2005. The Bank of New York converted the Euro amount of such dividend payment into U.S. dollars on June 23, 2005. The dividend amount for each ADS holder will be paid commencing on June 30, 2005 to all such holders of record on June 22, 2005. Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our shareholders may determine.

The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

Year	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S. $ per Ordinary Share(4)
	(Euro)		(U.S. $)
2000	0.085		0.081
2001	0.140		0.120
2002	0.170		0.165
2003	0.210		0.242
2004	0.210		0.254
2005	0.230	(5)	0.276	(6)

(1)                                  Cash dividends per ordinary share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes and have been restated to reflect the two-for-one stock split in 2000 as if the split had occurred on January 1, 2000.

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

(4)                                  Translated at the Noon Buying Rate on the payment date to holders of ADSs. See “Exchange Rate Information” below for more information regarding the Noon Buying Rate.

(5)                                  The dividend of Euro 0.23 per ordinary share was approved by our Board of Directors on May 4, 2005 and was voted upon and approved by our shareholders at the annual general meeting of shareholders held on June 15, 2005.

(6)                                  The dividend per ordinary share was converted into U.S. dollars by The Bank of New York on June 23, 2005.

Exchange Rate Information

The following tables set forth, for each of the periods indicated, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate, expressed in U.S. $ per Euro 1.00:

Period	High	Low	Average(1)	End of Period
Year Ended December 31, 2000	0.8270	1.0332	0.9209	0.9388
Year Ended December 31, 2001	0.8384	0.9545	0.8957	0.8901
Year Ended December 31, 2002	0.8594	1.0485	0.9450	1.0485
Year Ended December 31, 2003	1.0361	1.2597	1.1307	1.2597
Year Ended December 31, 2004	1.1801	1.3625	1.2438	1.3538

(1)                                  The average of the Noon Buying Rates in effect on each business day during the period.

Month	High	Low
December 2004	1.3224	1.3625
January 2005	1.2954	1.3476
February 2005	1.2773	1.3274
March 2005	1.2877	1.3465
April 2005	1.2819	1.3093
May 2005	1.2349	1.2936

On June 24, 2005, the Noon Buying Rate was U.S. $1.2088 per Euro 1.00.

Unless otherwise indicated, all convenience translations included in this annual report of amounts expressed in Euro into U.S. dollars for the relevant period or date have been made using the Noon Buying Rate in effect as of the end of such period or date, as appropriate.

In this annual report, unless otherwise stated or the context otherwise requires, references to “$”, “U.S. $”, “dollars” or “U.S. dollars” are to United States dollars, references to “Euro” and “€” are to the Common European Currency, the Euro, references to “Rs” are to Indian rupees, and references to “AUD$” or “A$” are to Australian dollars. On January 1, 2001, we began reporting our operating results and financial position in Euro, and as such amounts for all previous years have been translated from Italian Lire to Euro at the fixed exchange rate of Euro 1.00 = Lire 1,936.27.

Risk Factors

Our future operating results and financial condition may be affected by various factors, including those set forth below.

If we are unable to successfully introduce new products, our future sales and operating performance will suffer.

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative eyewear products which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products.  If we are unable to continue to do so, our future sales, inventory levels and production costs would be negatively impacted.

The markets in which we compete are highly competitive, and our failure to maintain an efficient distribution network could harm our business.

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network, our business, results of operations and financial condition could suffer, especially our sales and profitability in the affected regions.

If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer.

The fashion eyewear industry is cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands.

The eyewear industry is also subject to rapidly changing consumer preferences. There can be no assurance that the growth of the fashion eyewear industry will continue or that consumer preferences will not change in a manner which will adversely affect the fashion eyewear industry as a whole or us in particular. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our inventory of models based on that design. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends would adversely affect our business, results of operations and financial condition.

If we are unable to achieve and manage growth, operating margins will be reduced as a result of decreased efficiency of distribution.

In order to achieve and manage our growth effectively, we will be required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our efficient distribution process could be at risk and we could lose market share in affected regions.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales will suffer.

We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Genny, Byblos, Salvatore Ferragamo, Emanuel Ungaro, Brooks Brothers, Sergio Tacchini, Anne Klein, Bulgari, Moschino and, most recently, Versace, Versus, Prada, Miu Miu, Jil Sander, Donna Karan and Dolce & Gabbana.  These license agreements typically have terms of between three and six years (except for the license agreements for the Versace, Versus, Prada, Miu Miu, Jil Sander and Dolce & Gabbana lines, which have longer terms, and the license agreement for the Moschino line, which is terminable upon 12 months’ notice and require us to make guaranteed and contingent royalty payments to the licensor. See Item 4—“Information on the Company—Business Overview—Recent Developments” regarding our new license agreement with Donna Karan International. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

Our business could be adversely affected by the availability of vision correction alternatives to prescription eyeglasses.

Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 40 million people wear contact lenses in the United States, and disposable contact lenses is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown substantially since it was approved by the U.S. Food and Drug Administration in 1995.

Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which would have a material adverse impact on our business, results of operations, financial condition and prospects.

If the Euro continues to strengthen relative to certain other currencies, our profitability as a consolidated group will suffer.

Our principal manufacturing facilities are located in Italy, and we maintain sales and distribution facilities throughout the world. As a result, we are vulnerable to foreign exchange rate fluctuations in two principal areas:

•                  we incur most of our manufacturing costs in Euro and receive a significant part of our revenues in other currencies, particularly the U.S. and Australian dollars. Therefore, a strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, thus adversely affecting our business and results of operations; and

•                  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our operating expenses in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results. For example, our reported results have been negatively affected by the continued weakening of the U.S. dollar against the Euro in the first six months of 2005 as compared to the same period in 2004.

See Item 11—“Quantitative and Qualitative Disclosures about Market Risk.”

If our international sales suffer due to changing local conditions, our profitability and future growth will be affected.

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

•                  investment restrictions or requirements; and

•                  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may have a significant effect on our business, results of operations, financial condition and prospects.

If we are unable to protect our proprietary rights, the loss of sales and the costs of defending such rights will adversely affect our business and financial results.

We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and our competitive position. However, pending trademark applications may not generate registered trademarks, and any trademark registration that is granted may be ineffective in preventing competition and could be held invalid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States.

We devote significant resources toward defending our proprietary rights. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. Additionally, an adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products or (iii) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to maintain our current operating relationship with Cole Licensed Brands host stores, we would suffer loss of sales and possible impairment of certain intangible assets.

Our sales depend in part on our relationships with the host stores that sell Cole’s Licensed Brands products, including Sears.  Our leases and licenses with Sears are terminable upon short notice.  If our relationship with Sears were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets.  This could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business could be adversely affected by legal proceedings to which we are, or may become, a party.

We are currently a party to certain legal proceedings as described in Item 8—“Financial Information—Legal Proceedings.” In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are significant. Adverse judgments or determinations in one or more of these proceedings could have a material adverse effect on our business, results of operations and financial condition.

If we become subject to additional regulation by governmental authorities, our compliance with these regulations could have an adverse effect on our business, results of operations and financial condition.

Our operations are subject to regulation by governmental authorities in the United States and other jurisdictions in which we conduct business. Governmental regulations, both in the United States and other jurisdictions, have historically been subject to change. New or revised requirements imposed by governmental regulatory authorities could have an adverse effect on us, including increased costs of compliance. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by governmental authorities that could affect sales or the way we currently distribute our products.

See Item 4—“Information on the Company—Regulatory Matters.”

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth will be at risk.

As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) the diversion of the attention of senior management from our operations; and (vi) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues. Specifically, with regard to our acquisition of Cole, we may face additional risks and uncertainties following such acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) the diversion of the attention of senior management from our operations; (vi) liabilities that were not known at the time of acquisition or the creation of tax or accounting issues; (vii) difficulty in the consolidation of Cole’s headquarters with Luxottica Retail headquarters in Mason, Ohio; (viii) difficulty integrating Cole’s human resources systems, operating systems, inventory management systems, and assortment planning systems with the Company’s systems; (ix) difficulty integrating Cole’s distribution center with the Company’s distribution center; (x) difficulty finalizing the integration of product assortment; (xi) difficulty integrating Cole’s Managed Vision Care system with the Company’s Managed Vision Care system; (xii) the inability of the Company to minimize the disruptive effect of the integration on the management of the Company’s retail business; (xiii) difficulty in the timely creation and effective implementation of uniform standards, controls, procedures and policies; and (xiv) the cultural differences between the Company’s organization and Cole’s organization. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

ITEM 4. INFORMATION ON THE COMPANY

Overview

We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. Based on sales, we are the world leader in the design, manufacture and distribution of prescription frames and sunglasses in the mid- and premium-price categories.

With respect to our manufacturing activities, we operate six production facilities in Italy. A seventh facility was closed during 2004 and such closure did not have a material effect on our 2004 statement of operations. In addition, we operate a facility in China for the production of certain products including certain finished products and components that are assembled in Italy for our wholesale business. In 2004, we manufactured approximately 30.5 million prescription frames and sunglasses.

Our products are marketed under a variety of well-known brand names. Our house brands include Ray-Ban, Revo, Arnette, Killer Loop, Persol, Vogue, Luxottica and Sferoflex. Our designer lines include Chanel, Genny, Byblos, Salvatore Ferragamo, Emanuel Ungaro, Brooks Brothers, Sergio Tacchini, Anne Klein, Bulgari, Moschino, Versace, Versus, Prada, Miu Miu and Jil Sander. Commencing on January 1, 2005, our designer lines also include Donna Karan and DKNY, and commencing October 1, 2005, they will include Dolce & Gabbana and D&G.

With respect to our distribution activities, we operate our business through an extensive worldwide wholesale and retail distribution network based primarily in North America and Australia. In 2004, through our wholesale and retail networks, we distributed approximately 14.5 million prescription frames and approximately 19.5 million sunglasses in more than 3,850 models. Our products are distributed in approximately 120 countries worldwide.

Our wholesale network is comprised of 28 wholly- or partially-owned subsidiaries operating in principal markets, over 1,100 sales representatives and approximately 100 independent distributors. Our primary wholesale customers include retailers of mid- and premium-priced eyewear such as independent opticians, optical and sunglass chains, optical superstores, sunglass specialty stores and duty-free shops. In certain countries, and especially in North America, wholesale customers also include optometrists and ophthalmologists, health maintenance organizations, or HMOs, and department stores.

Our retail network is mainly comprised of our subsidiaries, LensCrafters, Inc. (“LensCrafters”), Sunglass Hut; in Australia, New Zealand and Asia, OPSM, which we acquired in August 2003; and in North America, Cole, which we acquired in October 2004. Luxottica’s North American retail business is the largest optical retailer in North America based on total sales.

See “—Products and Services” below for a more detailed discussion of our business.

Company History

In 1961, Leonardo Del Vecchio and others established our original operations in Agordo, near Belluno, in northeastern Italy. Since that time, we have enjoyed significant growth in the scope and size of our operations. We have developed and grown in several phases, each of which is related to a specific business strategy. Throughout most of the 1960’s, we manufactured molds, metal-cutting machinery, frame parts and semi-finished products for the optical market. We then progressively expanded our production capabilities to enable us to produce a finished frame product.

In 1969, we launched our first line of Luxottica brand frames and began our transformation from a third-party supplier to an independent manufacturer with a line of branded products.

In the early 1970’s, we distributed our products exclusively through wholesalers. In 1974, with the acquisition of the distributor that had marketed the Luxottica product line in Italy since 1971, we took our first step towards vertical integration.

Luxottica Group S.p.A. was organized as a corporation on November 23, 1981 under the laws of the Republic of Italy. During the early 1980’s, we continued to pursue vertical integration by acquiring independent optical distributors and forming wholesale subsidiaries in strategic markets. In 1981, with our acquisition of La Meccanoptica Leonardo S.p.A., the owner of the Sferoflex brand and the holder of an important patent for a flexible hinge, we increased our market share in Italy and various key European markets. During the late 1980’s, we began to expand our product lines to include the design, manufacture and distribution of designer frames through license agreements with major fashion designers.

In 1990, our ADSs were listed on the New York Stock Exchange. Throughout the 1990’s, we continued to expand our distribution network by forming new wholesale subsidiaries. In 1995, we became the first frame manufacturer to enter the North American retail market through the acquisition of LensCrafters. Throughout the 1990’s, we also expanded into the sunglasses business through various acquisitions. In 1990, we acquired Florence Line S.p.A., the owner of the “Vogue” brand. In 1995, we acquired the medium- to high-end brand product line of Persol S.p.A.

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

In April 2001, we continued to strengthen our sunglasses business by acquiring Sunglass Hut, a leading retailer of sunglasses worldwide based on sales. In May 2001, we acquired all of the issued and outstanding common stock of First American Health Concepts, Inc., which at that time was a leading provider of managed vision care plans in the United States based on sales. In August 2003, we acquired 82.57 percent of the outstanding shares of OPSM, resulting in our leadership position in the prescription business based on sales in the Australian and New Zealand markets, while at the same time presenting us with new growth opportunities in the Asia-Pacific markets. In October 2004, we strengthened and expanded our North American retail and managed vision care business with the acquisition of Cole.

Our principal executive offices are located at Via Cantù 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. Our agent for service for limited purposes in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, telephone number (212) 894-8940. We are domiciled in Milan, Italy.

Business Overview

Recent Developments

License Agreements

On July 1, 2004, we signed a licensing agreement for the design, production and worldwide distribution of Adrienne Vittadini prescription frames and sunglasses. The term of the agreement is three and a half years. For 2005, the distribution will focus mostly in North America.

On October 7, 2004, we announced that we signed a licensing agreement for the design, production and worldwide distribution of Dolce & Gabbana and D&G Dolce & Gabbana prescription frames and sunglasses (the “DG Products”). The initial term of the agreement is five years, which will begin on January 1, 2006 with an automatically renewable extension for an additional five years upon meeting certain targets. We recently were authorized to partially start the distribution and manufacturing of the DG Products on October 1, 2005.

On January 1, 2005, we began our production and distribution of Donna Karan and DKNY prescription frames and sunglasses. The initial term of the license agreememt is five years and is renewable for an additional five years through December 2014. The collections will be available worldwide to Donna Karan Collection and DKNY accounts and select specialty sun and optical stores. They will also be sold in Donna Karan Collection and DKNY domestic and international free standing boutiques.

On January 12, 2005, we renewed the licensing agreement for the design, production and worldwide distribution of Brooks Brothers prescription frames and sunglasses for five years through December 31, 2009.

Our ADR Repurchase Plans

On March 25, 2004, one of our two authorized ADR repurchase plans expired. The first plan allowed our subsidiary Luxottica U.S. Holdings Corp., or U.S. Holdings, or any of its subsidiaries, to repurchase up to 11,500,000 ADRs, representing 2.5 percent of our authorized and issued capital, over the 18-month period commencing on September 25, 2002. Our other authorized ADR repurchase plan provides for the repurchase of up to an additional 10,000,000 ADRs, representing 2.2 percent of our authorized and issued share capital, over the 18-month period commencing on March 20, 2003. As of September 30, 2004, both repurchase programs expired, with U.S. Holdings having repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

Ray Ban Sun Optics India Ltd.

On August 29, 2003, the Securities Appellate Tribunal, or SAT, in India upheld the order issued by the Securities Exchange Board of India to require our subsidiary Ray Ban Indian Holdings Inc. to make a public offer in India to acquire up to an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. On October 30, 2003, we announced that we intended to comply with the SAT’s decision and that we, through our subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. In accordance with applicable Indian regulation, our subsidiary placed in escrow Rs 226 million (Euro 4.2 million) with the Manager of the public offer. On November 17, 2003, the Supreme Court of India stayed the SAT’s order and directed that the matter be further reviewed, provided that our subsidiary issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). Our subsidiary complied with such requirement, and an appeal is pending before the Supreme Court of India. If we are ultimately required to make the public offer, the aggregate cost of the offer could be approximately Euro 19 million, including stipulated interest increments.

Acquisition of Minority Interest of OPSM

On November 26, 2004, the Company through our wholly-owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the remaining outstanding shares of OPSM Group that it did not already own.  The offer was for A$4.35 per share including a fully franked dividend of A$0.15 per share that was declared by OPSM (resulting in a net price of A$4.20 per share). On January 4, 2005, we launched an off-market takeover offer for all the Australian Stock Exchange –listed OPSM group shares we did not already own. At the close of the offer on February 7, 2005, we held 98.5 percent of OPSM Group shares, which is in excess of the compulsory acquisition threshold.  On February 8, 2005, we announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by us. On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 18, 2005, it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 24, 2005.

Majority Shareholder Stock Incentive Plan

On September 14, 2004, we announced that our majority shareholder, Mr. Leonardo Del Vecchio, has allocated shares held through the holding company of the Del Vecchio family, La Leonardo Finanziaria S.r.l., representing 2.11 percent of our current authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the plan vest upon meeting certain economic objectives.

Products and Services

Wholesale Operations

Our Brands

In our wholesale operations, we manufacture and sell our prescription frames and sunglasses as either house brands or designer lines. House brands consist of eyewear sold under brand names that we own. Designer lines are produced under designer names held by us under license agreements with third parties. Our products, for both house brands and designer lines, consist of a variety of different styles, from conventional to contemporary and fashion forward styling. Each brand is tailored for a specific market segment based on certain characteristics, such as the consumer’s age, lifestyle and fashion consciousness.

House Brands:  Our house brands, almost entirely designed and manufactured by us, are sold worldwide under brand names such as Luxottica, Sferoflex, Vogue and Persol, and, as a result of the Ray-Ban acquisition, Ray-Ban, Revo, Killer Loop and Arnette. We currently produce about 1,500 distinct styles of frames within our house brands. Each style is typically produced in three sizes and at least four colors. Actual availability of product styles, colors and sizes varies among geographic markets depending upon local demand.

The following is a summary description of each of our most significant house brands:

•                  Ray-Ban: Created in the 1930’s, the Ray-Ban line is the brand leader in the sunglasses market, bringing together renowned sunglass lenses and a timeless style. During 2003, we introduced two new Ray-Ban collections: optical frames and junior sunglasses.

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

•                  Arnette: Targeted to young consumers, this sports product line is characterized by a very forward-thinking design.

•                  Revo: A product line targeted towards sport and leisure wearers, the Revo line is known for its high quality lenses which are treated with a specialized coating process.

•                  Luxottica: Luxottica is our first product line, comprised of prescription frames and sunglasses. Luxottica targets a broad mix of consumers of eyewear. In 2000, this product line was extended to include Luxottica Titanium, a high quality prescription frame line made of lightweight titanium material with a minimalist design.

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

Designer Lines:  Our designer lines are produced and distributed through license agreements with major fashion houses. Currently, we produce 16 designer lines under the names Chanel, Genny, Byblos, Salvatore Ferragamo, Emanuel Ungaro, Brooks Brothers, Sergio Tacchini, Anne Klein, Bulgari, Moschino, Versace, Versus, Prada, Miu Miu, Jil Sander and Adrienne Vittadini. As of January 1, 2005, our designer lines also include Donna Karan and DKNY and commencing on October 1, 2005, they will include Dolce & Gabbana and D&G.  The license agreements governing these designer lines are exclusive contracts and typically have terms of between three and six years (except for the license agreements for the Versace, Versus, Prada, Miu Miu, Jil Sander and Dolce & Gabbana lines, which have longer terms, and the license agreement for the Moschino line, which is terminable upon 12 months’ notice).  See “—Trademarks, Trade Names and License Agreements— License Agreements.” Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designer. Our designer lines presently feature approximately 2,350 different styles.

The following is a summary description of our main designer lines:

•                  Chanel: In 1999, we became the first company licensed to produce Chanel products. The Chanel product line, targeting the high-end consumer, reflects the essential characteristics of the brand: style, elegance and class.

•                  Prada: The Prada license agreement was signed in 2003. The Prada collections offer a range of glasses proposed in optical frames and sunglasses collections, and also a series of models created for leisure time, identified by the unmistakable red stripe. The Prada collections have always been distinctive not only for their high quality but also for their forward-thinking approach and style, enabling the brand to anticipate and often inspire trends across all sectors. Sophisticated, elegant and refined, Prada products are identified by their strong character and unique style.

•                  Miu Miu: The Miu Miu license agreement was signed in 2003 and it comprises both optical frames and sunglasses. This brand addresses a clientele particularly attentive to the free and easy as well as to the sophisticated new trends. This collection expresses Miuccia Prada’s vision of an alternative style, always characterised by a strong personality. The brand Miu Miu can be defined as: urban, young, sophisticated and sensual, an alternative vision, a “new classic.”

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

•                  Genny: The first Genny branded women’s eyewear line was manufactured and distributed in 1989. Targeted at the premium-price market segment, Genny eyewear is designed for a classic and sophisticated woman who is feminine, self-assured, aware of fashion trends and who wants a distinctive yet not excessive style.

•                  Sergio Tacchini: Our Sergio Tacchini line is a sports and leisure eyewear brand that offers a combination of dynamic and elegant design.

•                  Brooks Brothers: Our Brooks Brothers line targets the male market with its high quality frames in a classical American style. The Brooks Brothers trademark is owned by Retail Brand Alliance, Inc., which is indirectly owned and controlled by one of our directors.

•                  Anne Klein: This product line targets successful professional women who place an emphasis on quality and image.

•                  Donna Karan and DKNY: The first new Donna Karan and DKNY eyewear collections were presented early in 2005. Reflecting the design sensibility and spirit of the Donna Karan Collection and DKNY brands, the lines offer men and women styles that are sophisticated, with a modern and lightweight range of materials.

•                  Dolce & Gabbana and D&G: During the last quarter of 2004 a five-year license agreement was negotiated and signed with the leading fashion group Dolce & Gabbana for manufacturing and distributing the Dolce & Gabbana and D&G brands. The first eyewear collections will be presented during the last quarter of 2005.

The following table presents the respective percentages of our total unit (a “unit” represents an eyeglass frame or sunglass and excludes sales of other materials) sales that our designer and house brands comprised during the periods indicated:

	Year Ended December 31,
(as a percentage of total unit sales)	2000	2001	2002	2003	2004
Designer brands	41.1	40.6	39.5	33.6	32.8
House brands	58.9	59.4	60.5	66.4	67.2
Total unit sales	100.0	100.0	100.0	100.0	100.0

Prescription Frames and Sunglasses

In 2004, we produced a combined total of approximately 30.5 million prescription frames and sunglasses. In 2003 and 2002, we produced a combined total of approximately 28.7 million and 30.6 million prescription frames and sunglasses, respectively.

Since 1990, sunglasses have become an increasingly significant product line for us as we seek to capitalize on growth opportunities in the sunglasses segment. In 1990, we acquired a distributor that supplied sunglasses under the Vogue brand name. In 1995, we expanded our activities in the sunglasses market by acquiring Persol S.p.A., an Italian producer of high-quality, fashionable sunglasses and prescription frames in the premium-priced segment of the market. In 1999, we acquired the Ray-Ban business from Bausch & Lomb Incorporated, including the Ray-Ban, Revo, Arnette and Killer Loop brand names. As a result of our acquisition of the Ray-Ban business, the percentage of our unit sales represented by sunglasses that we manufacture has grown significantly. This trend continued with the acquisition of Sunglass Hut. Thus, unit sales of sunglasses manufactured by us and third parties in 2004, as a percentage of total unit sales, was 57.3 percent, as compared to 59.7 percent in 2002 and 58.9 percent in 2003.

The following table presents the respective percentages of our total unit sales that our prescription frames and sunglasses comprised for the periods indicated:

	Year Ended December 31,
	(as a percentage of total unit sales)
	2000	2001	2002	2003	2004
Prescription frames	49.6	42.8	40.3	41.1	42.7
Sunglasses	50.4	57.2	59.7	58.9	57.3
Total unit sales	100.0	100.0	100.0	100.0	100.0

Retail Operations

Our Retail Division is operated by our subsidiaries LensCrafters, Sunglass Hut, OPSM and, from October 2004, the Cole National group of companies. LensCrafters and Sunglass Hut are strong trade names in the North American retail market place, and OPSM owns three main trade names in the Asia-Pacific market. In addition to ophthalmic products and sunglasses, we also sell watches and accessories under the store names “Watch World” and “Watch Station” and personalized gifts under the store name “Things Remembered.”

LensCrafters.  Through LensCrafters, we operate a retail network of over 880 locations which offer a wide selection of prescription frames, sunglasses, lenses and other optical products in the North American market. LensCrafters is currently the largest optical retail chain in North America in terms of sales. LensCrafters stores sell not only Luxottica products, but also a wide range of lenses and optical products made by other suppliers. LensCrafters’ products include innovative lenses, such as FeatherWates™ (lightweight, thin and impact-resistant lenses), DURALENS™ (super scratch-resistant lenses), ByeLines™ (bifocal lenses without visible lines), Invisibles™ (anti-reflective lenses) and “MVP Maximum View Progressives” (multi-focal lenses without visible lines). Substantially all of our LensCrafters stores are located in high-traffic commercial malls and shopping centers, have an employed optometrist or an independent, licensed optometrist on site (thereby allowing the customer to have an eye examination on site), provide a large range of prescription eyewear choices and include a laboratory, which enables us to provide the selected frame with prescription lenses to our customers in approximately one hour.

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

From 1999 to 2004, LensCrafters’ expansion focused primarily on further development of those stores opened between 1996 and 1998. However, we will continue to evaluate potential retail expansion opportunities in North America through the opening of retail chains and stores in areas where we are not already heavily represented and in other prime locations. As of December 31, 2004, LensCrafters leased 888 retail stores.

Since the LensCrafters acquisition, we have improved the efficiency of LensCrafters stores by managing the inventory from our central worldwide distribution center in Italy. This has improved inventory service and allowed for a more rapid supply of styles based on daily sales and inventory data. This has also increased the percentage of our products available in LensCrafters stores. In addition, we have focused our promotional activities on those customers looking for a better purchase experience with high-quality products, rapid and efficient customer service and innovative lens and frame technology. In order to increase LensCrafters’ focus on sunglasses, we added a section, “one-third sun,” devoted only to sunglasses, in many stores. As a result of these initiatives, LensCrafters’ net sales have increased significantly since 1995.

Sunglass Hut.  With the acquisition of Sunglass Hut in 2001, we became the world’s leading specialty retailer of sunglasses based on sales, and a world leader in specialty retailing of popular priced watches based on sales. Sunglass Hut has over 1,850 retail locations located throughout North America, Europe and Australia. Sunglass Hut operates in-line stores and kiosks in shopping malls, as well as stores in street centers in high-traffic streets and in airports. We have increased sales of Luxottica-manufactured products at Sunglass Hut locations from approximately 14.3 percent of total Sunglass Hut net sales in April 2001 (the first month following the acquisition) to 58.5 percent in December 2004. In addition to sunglasses that we manufacture, Sunglass Hut continues to sell a variety of frames manufactured by third-party vendors, including Oakley Inc., Maui Jim, Inc. and others. Oakley Inc. is our largest third-party supplier, accounting for approximately 11.8 percent, 8.7 percent and 6.8 percent of our total merchandise purchases from suppliers in 2002, 2003 and 2004, respectively. After the acquisition of Sunglass Hut, we consolidated the administrative and certain other functions of the Sunglass Hut business with our LensCrafters operations allowing us to realize significant synergies between the two optical retailing companies. As of December 31, 2004, Sunglass Hut operated an aggregate of 1,858 outlets throughout North America, Europe and Australia. Sunglass Hut outlets are located mostly in enclosed malls and airports with an average retail space of 526 square feet per kiosk/store.

Cole National. With the acquisition of Cole in October 2004, we aquired a group of distribution outlets and a provider and administrator of managed vision care services under one group.  Cole through its wholly owned subsidiaries operates retail vision locations under the names “Pearle Vision,” “Sears Optical,” “Target Optical” and “BJ’s Optical.”  It operates managed vision care programs primarily through Cole Managed Vision.  Additionally, Cole National operates a chain of personalized gift stores, e-commerce and catalogs under the name “Things Remembered.”  The licensed brands (Sears, Target and BJ’s) optical retail locations are located in the host stores that bear their names.  Pearle Vision stores are mostly located in strip malls outside of the conventional malls where most LensCrafters and Sunglass Hut stores are located.  In addition, we have franchised Pearle Vision locations located throughout North America. The Company believes that its combination with Cole will:

•                  strengthen its retail operations in the United States;

•                  strengthen its managed vision care business by increasing the number of people for whom it provides managed vision care benefits as well as by adding well established retailers to its existing family of retailers; and

•                  provide the Company with the opportunity to increase its sales of frames manufactured by the Company in Cole retail stores.

The Company has begun to implement its strategic integration plan with respect to Cole.  See Item 5—“Operating and Financial Review and Prospects—Overview” for more information. Cole operated over 2,400 owned and leased department locations and over 500 franchise locations throughout North America as of December 31, 2004.

We will continue to look to expand our retail operations in North America through opening of new stores or kiosks, or strategic acquisitions when we deem them to be appropriate.

OPSM. In August 2003, we completed the acquisition of 82.57 percent of OPSM. As discussed in “Recent Developments,” we completed the acquisition of the minority interest in OPSM in March 2005. This acquisition has resulted in what we believe is a leadership position in the prescription business in the Australian and New Zealand markets and provided us with new growth opportunities in the Asian market. As of December 31, 2004, OPSM had 461 stores in Australia operating under three brands, OPSM, Laubman & Pank and Budget Eyewear, each of which targets a clearly defined market segment. OPSM is the market leader in New Zealand, with 36 stores as of December 31, 2004, and has expanded into Asia, with 74 stores in Hong Kong, nine stores in Singapore and 13 stores in Malaysia, each as of December 31, 2004.

Our Principal Markets

The following table presents our net sales by geographic market for the periods indicated:

	Year Ended December 31,
	(In thousands of Euro)
	2002	2003	2004
Italy	792,370	743,327	832,813
North America	2,345,834	1,949,692	2,083,560
Asia-Pacific	185,956	276,626	464,905
Other	491,045	445,459	486,630
Adjustment/Eliminations(1)	(613,417)	(562,911)	(612,609)
Total	3,201,788	2,852,194	3,255,300

(1)                                  “Adjustment/Eliminations” represents the elimination of intercompany sales.

Production Process

Overview

We produce both metal and plastic frames. In addition to our frame manufacturing capacity, since 1999 we have also produced crystal and polycarbonate sunglass lenses exclusively for our sunglasses collections. Production is principally carried out in our six Italian manufacturing facilities. In China, we produce certain products distributed mainly by LensCrafters and certain finished products and components that are assembled in Italy for our wholesale business. Each of our facilities is tailored to a specific production technology that we believe allows us to achieve a high level of productivity.

Design and Prototype Selection

We believe that an important aspect of our success has been our emphasis on design and the continuous development of new styles. Our in-house designers work jointly with external designers to develop new models.

For our designer line products, our design team works with licensors to discuss the basic themes and fashion concepts for each product and then works closely with the licensor’s designers to refine such themes. In addition, our design team works directly with our marketing and sales departments, which monitor demand for our current models as well as general style trends in eyewear. The data obtained from our marketing and sales departments is then used to refine existing product designs and market positioning in order to react to changing consumer preferences.

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

All prototypes are subject to review and approval by our licensors and our designers to ensure consistency with the distinctive image of each product line. Our collections consist of both new models and the most successful existing models. Each year, we add approximately 1,500 new models to our eyewear collections. The ability to constantly renew our product base has enabled us to meet consumer demand in each market segment in which our brands are targeted. See Item 3—“Key Information—Risk Factors— If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer.”

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

Manufacturing

We have six frame manufacturing facilities in Italy. Five facilities are located in northeastern Italy, the area in which most of the country’s optical industry is based, and the remaining facility is located near Turin. All of our facilities are highly automated, which has allowed us to maintain a high level of production without significant capital outlay. In certain of these facilities, we also produce sunglass crystal lenses and polycarbonate lenses. From 1998 to 2001, we operated, through our 50 percent-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner, a facility in China to manufacture prescription frames for distribution primarily in North America. In 2001, we acquired the remaining 50 percent interest in this Chinese company so that it became one of our wholly-owned subsidiaries.

Over the past several years, we have consolidated our manufacturing processes by tailoring each of our manufacturing facilities in Italy to a specific production technology. This consolidation has allowed us to improve both the productivity and quality of our operations. We produce plastic frames in our facilities in Sedico, Pederobba and Turin, while metal frames are produced in our facilities in Agordo and Rovereto. Certain frame parts are produced in our facility in Cencenighe. In 2004, approximately 69 percent of the frames manufactured by us were metal-based, and the remainder were plastic.

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

Quality Control

One of our key strategic objectives is ensuring the quality of our products. In 1997, we were among the first companies in the eyewear industry to obtain ISO 9001 certifications. Subsequently, in 2003, we obtained the “Vision 2000” certification, which is the third-generation industry recognition for quality production. To ensure the high quality of our products, our quality control and process control teams regularly inspect work-in-progress at various stages of the production cycle. In addition, the majority of materials that we purchase are quality tested. We also conduct inspections of, and certify compliance with, the production processes of our main suppliers. Each of our prescription frames and sunglasses undergoes several stages of quality inspection. Due to the efficiency of our quality controls, the return rate for defective merchandise manufactured by us is approximately one percent.

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

(1)                                  While local law prohibits a non-United Arab Emirates company from having a majority equity interest in a United Arab Emirates limited liability company, we effectively control this entity through agreements with the majority shareholder and accordingly, include them in our consolidated results.

(2)                                  The shares of Ray Ban Sun Optics India Ltd. are publicly traded on the BSE Stock Exchange, Mumbai. Because we do not own a 50% equity interest in the entity, we account for this entity under the equity method of accounting.

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

We believe that one of our key competitive strengths is our ability to promptly satisfy customer demand in a timely manner, both prior to and following a sale. In order to further improve our customer service capabilities, we have centralized our distribution centers in Europe (Italy) and Asia (Japan) and are in the final stages of centralizing our distribution centers in North America (United States). We believe that centralizing our distribution centers improves the efficiency of our distribution operations while reducing the related costs.

Distribution by Retail Division

Through our Retail Division, we believe we operate the largest group of optical superstores in both the United States and Canada based on both sales and store count. We believe we are the largest specialty retailer of sunglasses in the world based on 2004 revenues and believe we have become a leading player in the Australian prescription segment. We also sell watches and accessories under the store names “Watch World” and “Watch Station” and now, with the acquisition of Cole, we also sell personalized gifts under the name “Things Remembered.”

In our optical retail stores, customers can choose from a large selection of frames and lenses offering a high level of comfort and fit. LensCrafters customers can obtain a completed pair of prescription glasses in approximately one hour because of on-site lens grinding laboratories. In our Sunglass Hut locations, customers can choose from a large selection of Luxottica and third-party vendor manufactured sunglasses. In addition, Sunglass Hut locations can assist customers in purchasing other accessories to complement their sunglasses. As of December 31, 2004, our retail division consisted of 5,746 owned or leased department retail locations and 472 franchised locations as follows:

	North America	Europe	Asia- Pacific*	Total
LensCrafters	888			888
Sunglass Hut	1,584	110	164	1,858
OPSM Group			593	593
Cole National Group	2,407			2,407
Franchised Locations	472			472
	5,351	110	757	6,218

*Asia-Pacific for our Retail Division consists of Australia, New Zealand, Malaysia, Singapore and Hong Kong.

In 2004, approximately 67.5 percent, 8.7 percent and 58.5 percent of the total sales of frames based on units sold by LensCrafters, OPSM and Sunglass Hut, respectively, were produced by our manufacturing facilities. OPSM was acquired in August 2003 and at such time 3.5 percent of the total sales of frames sold were produced by our manufacturing facilities. Cole National was acquired in October 2004, and at such time less than 1 percent of the total sales of frames sold were produced by our manufacturing facilities. The Retail Division’s outlets sell not only frames that we manufacture but also a wide range of frames, lenses and other ophthalmic products manufactured by other companies.

Substantially all LensCrafters and OPSM stores have an employed or independent optometrist on site, allowing the customer to have an eye examination, select from a large range of prescription eyewear, and receive the selected frame with prescription lenses from one location. In addition, substantially all of our LensCrafters stores have a lens grinding laboratory on site, which allows our customers to receive a complete set of prescription frames or sunglasses in approximately one hour.

Competition

The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglasses companies in various local markets. We believe that our principal competitor in the design, manufacture and distribution of eyewear within the prescription frames market is Safilo Group S.p.A., or Safilo. We believe that our principal competitors in the sunglasses market include Safilo, De Rigo S.A. and Oakley, Inc. Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our Retail Division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as on the popularity and market acceptance of our brands. See Item 3—“Key Information—Risk Factors—If we are unable to successfully introduce new products, our future sales and operating performance will suffer” and “—The markets in which we compete are highly competitive, and our failure to maintain an efficient distribution network could harm our business.”

The highly competitive optical retail market in North America includes a large number of small independent competitors and several national and regional chains of optical superstores. In recent years, a number of factors, including consolidation among retail chains and the emergence of optical departments in discount retailers, have resulted in significant competition within the optical retailing industry. We compete against several large optical retail chains in North America, including Wal-Mart and Eye Care Centers of America, and, in the sunglasses area, numerous sunglass outlet centers.  Our optical retail operations emphasize product quality, selection, customer service and convenience. We do not compete primarily on the basis of price.

Marketing

Our marketing and advertising activities are designed primarily to enhance the image of Luxottica and our brand portfolio and to drive traffic into our retail locations. Advertising expenses amounted to approximately six percent of our net sales in each of 2002, 2003 and 2004.

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

Finally, we participate in major industry trade fairs (including the MIDO fair in Milan, Vision Expo in the United States and the SILMO in Paris), where our new collections are displayed and promoted to the market.

Marketing Strategy for Our Retail Business

In addition to the marketing activities described above, we engage in promotional and advertising activities through our Retail Division with both short- and long-term objectives. Our short-term objectives are to attract customers to our stores and promote sales.  Our long-term objective is to build the image and visibility of our retail brands throughout the world, such as the LensCrafters and Pearle Vision brands in North America, the Sunglass Hut brand worldwide, the OPSM, Laubman & Pank and Budget Eyewear brands in Australia and New Zealand, and The Optical Shop and The Optical Centre brands in Hong Kong, thereby encouraging customer loyalty and return purchases. We believe that the product quality and service provided by our Retail Division contribute to our short- and long-term marketing objectives.

A considerable amount of our Retail Division’s marketing budget is dedicated to direct marketing activities, such as communications with customers (e.g., mailings and catalogues). Our direct marketing activities benefit from our large database of customer information in the United States and in Australia. Another significant portion of the marketing budget is allocated to broadcast and print media (e.g., television, radio and magazines) designed to reach the broad markets in which we operate with image-building messages about our retail business.

Trademarks, Trade Names and License Agreements

Trademarks and Trade Names

As of December 31, 2004, our principal trademarks or trade names included Luxottica, Ray-Ban, Persol, Vogue, LensCrafters, Sunglass Hut, Pearle Vision and OPSM. Our principal trademarks are registered in several countries. Other than Luxottica, Ray-Ban, LensCrafters, Sunglass Hut, Pearle Vision and OPSM, we do not believe that any single trademark or trade name is material to our business or results of operations. Ray-Ban products accounted for approximately 12 percent of our net sales in 2004. Management believes that our trademarks have significant value in marketing our products.

LensCrafters has introduced several trademarked lenses in recent years that contain innovative technology, such as FeatherWates™ (lightweight, thin and impact resistant lenses), DURALENS™ (super scratch-resistant lenses), Invisibles™ (anti-reflective lenses) and “MVP Maximum View Progressives” (multi-focal lenses without visible lines). LensCrafters purchases these lenses under non-exclusive arrangements with third parties. The names of the lenses used by LensCrafters are typically trademarked, and the trademarks are typically owned by us. OPSM has trademarked several lenses in recent years that it uses in its advertising. They include Activise™ for contact lenses, Active™ for polycarbonate eyeglass lenses and Invisibles™ for multi-coated eyeglass lenses.

We do not have any patents that we believe are, individually or in the aggregate, material to our results of operations or financial condition.

See Item 3 —“Key Information—Risk Factors—If we are unable to protect our proprietary rights, the loss of sales and the costs of defending such rights will adversely affect our business and financial results.”

License Agreements

We have entered into certain license agreements to manufacture and distribute prescription frames and sunglasses with numerous designers.  These license agreements have terms expiring through 2022.  The table below summarizes the principal terms of our most significant license agreements as of June 23, 2005.

Licensor	Licensed Marks	Territory	Expiration
Kasper ASL Ltd.	Anne Klein	Worldwide exclusive license	December 31, 2006
Bulgari S.p.A.	Bulgari	Worldwide exclusive license	December 31, 2010
Byblos S.p.A.	Byblos	Worldwide exclusive license	December 31, 2006
Genny S.p.A.	Genny	Worldwide exclusive license	December 31, 2006
Moon Shadow S.p.A.	Moschino	Worldwide exclusive license to distribute to authorized retailers and distributors (excluding Japan)	Indefinite term (Termination upon 12 months’ notice)
Salvatore Ferragamo Italia S.p.A.	Salvatore Ferragamo Ferragamo	Worldwide exclusive license	December 31, 2008 (Renewable until December 31, 2013)
Retail Brand Alliance, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2009
Sergio Tacchini S.p.A.	Sergio Tacchini ST	Worldwide exclusive license (excluding Japan)	December 31, 2007
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2013 (Renewable until December 31, 2018)
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2012 (Renewable until December 31, 2022)
Jil Sander AG	Jil Sander	Worldwide exclusive license	December 31, 2013
Chanel SA, Chanel SAS, Chanel UK and Chanel USA	Chanel	Worldwide exclusive license	March 31, 2008
Donna Karan International	Donna Karan DKNY	Worldwide exclusive license	December 31, 2009 (Renewable until December 31, 2014)
Adrienne Vittadini LLC**	Adrienne Vittadini	Worldwide exclusive license	December 31, 2007
Dolce & Gabbana S.r.l.	D&G Dolce & Gabbana Dolce & Gabbana	Worldwide exclusive license	December 31, 2010 (Renewable until December 31, 2015)

*                                         Retail Brand Alliance, Inc. is indirectly owned and controlled by one of our directors.

**                                  Adrienne Vittadini LLC is indirectly owned and controlled by one of our directors.

Under these license agreements, we are required to pay a royalty which generally ranges from five percent to twelve percent of net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts to five percent of net sales. The particular licensor is responsible for the manner and form of advertising for its collection.  Other than the license agreements for the Versace, Versus, Prada, Miu Miu, Jil Sander and Dolce & Gabbana lines, which have at least ten-year terms, and the license agreement for the Moschino line, which is terminable upon 12 months’ notice, these license agreements typically have terms ranging from three and six years, but may be terminated early by either party for a variety of reasons, including non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, any change in the ownership of the ordinary shares resulting in a change in control of Luxottica Group S.p.A.

No single designer line accounted for more than five percent of net sales for the year ended December 31, 2004.  Management believes that, while the early termination of one or a small number of the current license agreements may have an adverse effect on our results of operations in the short term, any such termination would not have a material adverse effect on our long-term results of operations or financial condition.  Upon any early termination of an existing license agreement, we expect that we would seek to enter into alternative arrangements with other designers to reduce any negative impact of such a termination.

Regulatory Matters

Our products are subject to governmental health safety regulations in most of the countries where they are sold, including the United States.  We regularly inspect our production techniques and standards to ensure compliance with applicable requirements.  Historically, compliance with such requirements has not had a material effect on our operations.

In addition, governments throughout the world impose import duties and tariffs on products being imported into their countries.  Although in the past we have not experienced situations in which the duties or tariffs imposed materially impacted our operations, we can provide no assurances that this will be true in the future.

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

Our retail operations are also subject to various state or similar legal requirements in the United States, Australia, Canada, New Zealand, Hong Kong, Singapore and Malaysia that regulate the permitted relationships between licensed optometrists or ophthalmologists, who primarily perform eye examinations and prescribe corrective lenses, and opticians, who fill such prescriptions and sell eyeglass frames.

Organizational Structure

We are a holding company, and virtually all of our operations are conducted through our wholly-owned subsidiaries.  We operate in two industry segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution.  In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, Cole Licensed Brands and OPSM.  In the manufacturing and wholesale distribution segment, we operate through approximately six manufacturing subsidiaries and 28 geographically oriented wholesale distribution subsidiaries.  See “—Distribution” for a breakdown of the geographic areas.

The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, as of December 31, 2004, were:

Subsidiary	Country of Incorporation	Percentage of Ownership
Manufacturing
Luxottica S.r.l.	Italy	100%
Killer Loop Eyewear S.r.l.	Italy	100%
Luxottica Tristar Optical Ltd	China	100%
Distribution
Avant-Garde Optics, LLC	U.S.A.	100%
Cole Vision Corp.	U.S.A.	100%
LensCrafters Inc.	U.S.A.	100%
Sunglass Hut Trading Corporation	U.S.A.	100%
Pearle Vision, Inc.	U.S.A.	100%
OPSM Group Limited	Australia	82.57%*

* 100% as of March 2005

Holding companies
Luxottica U.S. Holdings Corp.	U.S.A.	100%
Luxottica South Pacific Pty Ltd	Australia	100%
Sunglass Hut International, Inc.	U.S.A.	100%
Cole National Corporation	U.S.A.	100%

Property, Plants and Equipment

Our corporate headquarters is located at Via Cantù 2, Milan, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of December 31, 2004 is set forth below:

Location	Use	Owned/Leased	Approximate Area in Square Feet
Milan, Italy	Corporate Headquarters	Owned	16,140
Mason (Ohio), United States	North American Retail Division Headquarters	Owned	288,876
Atlanta, United States	North American Retail Division Distribution Center	Owned	96,200
Port Washington (NY), United States	U.S. Offices and U.S. Wholesale Distribution Center	Owned	140,700
Agordo (Belluno), Italy	Administrative Offices and Manufacturing Facility	Owned	814,004
Fukui, Japan	Far East Distribution Center and Offices	Owned	45,364
Tokyo, Japan	Far East Sales Office	Leased	13,149
Osaka, Japan	Far East Sales Office	Leased	1,949
Nagoya, Japan	Far East Sales Office	Leased	1,159
Fukuoka, Japan	Far East Sales Office	Leased	784
Rovereto, Italy	Frame Manufacturing Facility	Owned	215,026
Sedico, Italy	Frame Manufacturing Facility and Distribution Center	Owned	437,007

Location	Use	Owned/Leased	Approximate Area in Square Feet
Cencenighe, Italy	Semi-finished Product Manufacturing Facility	Owned	59,892
Lauriano, Italy	Frame and Crystal Lenses Manufacturing Facility	Owned	174,176
Pederobba, Italy	Frame Manufacturing Facility	Owned	84,111
Guang Dong, China	Frame Manufacturing Facility	Leased	71,801
Guangzhou, China	Frame Manufacturing Facility	Leased	7,532
Toronto, Canada	Offices and Warehouse	Owned	20,120
Barcelona, Spain	Offices	Owned	11,733
London, United Kingdom	Offices	Owned	12,000
Gotenbourg, Sweden	Offices	Owned	15,554
Munich, Germany	Offices	Leased	5,941
Valbonne, France(1)	Offices	Leased	14,240
Lisbon, Portugal	Offices	Owned	5,920
Deurne, Belgium	Offices	Leased	5,640
São Paulo, Brazil	Offices and Warehouse	Leased	25,629
Urtenen – Schonbuhl, Switzerland	Offices	Leased	3,939
Heemstede, The Netherlands	Offices	Leased	8,934
Espo, Finland	Offices	Leased	3,213
Klosterneuberg, Austria	Offices	Leased	3,256
Mexico City, Mexico	Offices and Warehouse	Leased	17,222
Buenos Aires, Argentina	Offices and Warehouse	Leased	5,119
Macquarie Park, Australia	Sales Office	Leased	61,489
Revesby, Australia	Luxottica, OPSM and Sunglass Hut Distribution Center	Leased	61,048
Adelaide, Australia	OPSM Offices and Ophthalmic Laboratory	Leased	46,873
Athens, Greece	Offices	Leased	40,137
Herzelia, Israel	Offices and Warehouse	Leased	7,533
Johannesburg, South Africa	Offices	Leased	6,027
Kongsbers, Norway	Offices	Leased	2,152
Mississauga, Canada	Offices and Warehouse	Leased	21,875
Dubai, U.A.E.	Sales Office	Leased	1,591
Umurbey/Izmir, Turkey	Offices and Warehouse	Owned	5,810
Hong Kong	Administrative Offices	Leased	645

Location	Use	Owned/Leased	Approximate Area in Square Feet
Hong Kong	OPSM Offices	Leased	11,599
Hong Kong	OPSM Warehouse	Leased	4,659
Osaka, Japan	Sales Office	Leased	1,958
Nagoya, Japan	Sales Office	Leased	1,162
Fukuoka, Japan	Sales Office	Leased	785
Salonika, Greece	Sales Office	Leased	2,813
Miami, United States	Sales Office	Leased	1,614
Krakow, Poland	Offices	Leased	2,150
Chipping Norton, Australia	OPSM Ophthalmic Laboratory	Leased	60,148
Toronto, Canada	LensCrafters Warehouse	Leased	9,200
Springdale, Ohio	Warehouse and Ophthalmic Laboratory	Leased	132,000
Auckland, New Zealand	Offices and Warehouse	Leased	2,881

(1)                                  The property located in Valbonne (France) is leased (with an option to purchase the underlying property at the end of the lease term for a nominal price) by our wholly-owned subsidiary in France.

As of December 31, 2004, LensCrafters leased 888 retail stores, Sunglass Hut leased 1,858 retail kiosks or stores, Cole National leased 2,407 retail locations including licensed departments in host stores, and OPSM leased 593 retail stores. Such leases expire between 2005 through 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

We believe that our current facilities (including our manufacturing capacity) are adequate to meet our present and reasonably foreseeable needs except for the North American Retail Division Headquarters located in Mason, Ohio which began in early 2005 to undergo an expansion of approximately 124,000 square feet at a projected cost of U.S. $12.8 million.  This expansion is expected to be completed in 2006 and is part of the integration plan of Cole National operations into our existing North American retail headquarters. Other than the capital lease for our offices in Valbonne (France), there are no material encumbrances on any owned properties.

Our capital expenditures were Euro 117.4 million for the year ended December 31, 2004 and Euro 39.7 million for the three-month period ended March 31, 2005. It is our expectation that 2005 annual capital expenditures will be approximately Euro 170 million, which includes the purchase of a new aircraft to replace the previous aircraft which became obsolete, along with an increase in fixed assets relating to the U.S. retail segment in the first three months of 2005 including costs associated with the expansion of the North American Retail Headquarters to accommodate the integration of Cole’s home office operations. We will pay for these future capital expenditures with our current available borrowing capacity and available cash.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. During the periods discussed below, we have operated in the retail segment through our Retail Division, comprised principally of LensCrafters, Sunglass Hut, since August 2003, OPSM and since October 2004, Cole National Corporation (“Cole”). As of December 31, 2004, the retail segment consisted of 5,746 owned or leased department retail locations and 472  franchised locations as follows:

	North America	Europe	Asia- Pacific*	Total
LensCrafters	888			888
Sunglass Hut	1,584	110	164	1,858
OPSM Group			593	593
Cole National Group	2,407			2,407
Franchised Locations	472			472
	5,351	110	757	6,218

*Asia-Pacific for our Retail Division consists of Australia, New Zealand, Malaysia, Singapore and Hong Kong.

LensCrafters and Cole National Corporation have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM operates retail outlets located in Australia, New Zealand, Hong Kong, Singapore and Malaysia. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales.

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

Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3—“Key Information—Risk Factors—If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer.” We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher in the second quarter and lower in the fourth quarter.

Our acquisitions have affected our results of operations from year to year. Our results of operations for the year ended December 31, 2004 are not comparable to the results of operations for the year ended December 31, 2003 and prior years due to the inclusion of the operations of Cole beginning in October 2004. Similarly, our results of operations for the year ended December 31, 2003 are not comparable to the results of operations for the year ended December 31, 2002 and prior years due to the inclusion of the operations of OPSM beginning in September 2003.

As a result of our acquisition of LensCrafters in May 1995 and the subsequent expansion of our business activities in the United States through the acquisition of the Ray-Ban business, Sunglass Hut and Cole, our results of operations, which are reported in Euro, have been rendered more susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $0.9450 in 2002 to Euro 1.00 = U.S. $1.1307 in 2003 to Euro 1.00 = U.S. $1.2438 in 2004. Additionally, with the acquisition of OPSM, our results of operations have been rendered susceptible to currency fluctuations between the Euro and the A$. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—“Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity” and Item 3—“Key Information—Risk Factors—If the Euro continues to strengthen relative to certain other currencies, our profitability as a consolidated group will suffer.”

In September 2003, through the completion of a tender offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM’s ordinary shares, and more than 90 percent of OPSM’s options and performance rights, which entitled us to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price for the OPSM shares, performance rights and options was A$442.7 million (Euro 253.7 million) including acquisition-related expenses. The acquisition was accounted for under the purchase method, and the financial position and results of operations of OPSM have been included in our consolidated results since August 1, 2003.

On November 26, 2004, we, through our wholly-owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the remaining outstanding shares of OPSM Group.  The offer was for A$4.35 per share including a fully franked dividend of A$0.15 per share that was declared by OPSM (resulting in a net price of A$4.20 per share). On January 4, 2005, we launched an off-market takeover offer for all the Australian Stock Exchange–listed OPSM group shares we did not already own. At the close of the offer on February 7, 2005, we held 98.5 percent of OPSM Group shares, which is in excess of the compulsory acquisition threshold.  On February 8, 2005, we announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by us. On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 18, 2005, it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 24, 2005.

On October 4, 2004, Colorado Acquisition Corp., our indirect wholly owned subsidiary, consummated its merger with Cole National Corporation.  As a result of the merger, Cole became our indirect wholly owned subsidiary.  The aggregate consideration paid by us to former shareholders, option holders and holders of restricted stock of Cole was $500.6 million.  In connection with the merger, we assumed outstanding indebtedness with an approximate aggregate principal balance of U.S. $283.7 million. On October 17, 2004, Cole caused its subsidiary CNG to purchase $150 million of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for $175.5 million, which amount represents all of the issued and outstanding notes of such series.  On November 30, 2004, CNG redeemed all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for $124.6 million.

The Company believes that its combination with Cole will:

•                  strengthen its retail operations in the United States;

•                  strengthen its managed vision care business by increasing the number of people for whom it provides managed vision care benefits as well as by adding well established retailers to its existing family of retailers; and

•                  provide the Company with the opportunity to increase its sales of frames manufactured by the Company in Cole retail stores.

The Company is executing its strategic integration plan with respect to Cole. Since the consummation of the acquisition, the Company has begun to consolidate Cole’s headquarters with its Luxottica Retail headquarters in Mason, Ohio, and combine various general and administrative functions.

The integration of our financial and human resources systems is now complete. The Company also intends to complete the migration of Cole’s corporate functions by September 2005.

The Company’s integration plans also include combining Luxottica Retail’s and Cole’s operating systems. The Company plans to have integrated the inventory management and assortment planning systems by October 2005 and to finalize the integration of product assortment by December 2005. The Company also plans to integrate the distribution centers by the end of 2006.

The Company is integrating its Managed Vision Care system with Cole’s, resulting in a single brand (EyeMed) going forward.  The Company has already begun selling the new combined product and plans to complete combining the Managed Vision Care systems by September 2005.

The Company expects that its North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

The Company expects that its integration with Cole will result in synergies in the following areas:

•                  general and administrative; and

•                  sale of the Company’s manufactured products.

The primary factors that may influence the Company’s ability to execute its integration plans and realize the anticipated cost savings include:

•                  the Company’s ability to minimize the disruptive effect of the integration on the management of the Company’s retail business;

•                  the timely creation and effective implementation of uniform standards, controls, procedures and policies;

•                  the capacity of the Company’s operating systems and their ability to support the Cole business; and

•                  the cultural differences between the Company’s organization and Cole’s organization.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and currently available information. Our significant accounting policies are discussed in Note 1 to our Consolidated Financial Statements included in Item 18 of this annual report. The following is a discussion of what management believes are our most critical accounting policies:

Revenue Recognition

Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services and sales of merchandise to franchisees, along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

Wholesale Division revenues are recorded from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of Statement of Financial Accounting Standards (“SFAS”) No. 48, “Revenue Recognition When Right of Return Exists,” are satisfied at the date of sale. Accordingly, we have recorded an accrual for the estimated amounts to be returned.  This estimate is based on our right of return policies and practices along with historical data and sales trends.  There are no other post-shipment obligations.

Retail Division revenues, including internet and catalog sales, are recorded upon receipt by the customer at the retail location, or when goods are shipped directly to the customer for internet and catalog sales.  In some countries, we allow retail customers to return goods for a period of time and as such we have recorded an accrual for the estimated amounts to be returned.  This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date.  There are no other post-shipment obligations.  Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months.  Revenues under these arrangements are likewise recognized as transactions occur in our retail locations and customers take receipt of products and services.  Also included in Retail Division revenues are managed vision care revenues consisting of (i) insurance revenues which are recognized when earned over the terms of the respective contractual relationships and (ii) administrative services revenues which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

Cole earns and accrues franchise revenues based on sales by franchisees which are accrued as earned.  Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by Cole and when the related store begins operations. Accruals are established for amounts due under these relationships determined to be uncollectible.

The Retail Division also sells separately priced extended warranty contracts with terms of coverage of 12 to 24 months. Revenues from the sale of these warranty contracts are deferred and amortized over the lives of the contracts, while costs to service the warranty claims are expensed as incurred.

The wholesale and retail divisions may offer certain promotions during the year.  Free frames given to customers as part of a promotional offer are recorded as cost of sales at the time they are delivered to the customer.  Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Income Taxes

Income taxes are recorded in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. These estimated tax rates and the deferred tax assets, including valuation allowances placed upon those deferred tax assets, and liabilities recorded are based on information available at the time of calculation. This information is subject to change due to subsequent tax audits performed by different taxing jurisdictions and changes in corporate structure not contemplated at the time of calculation, as well as various other factors.

Inventories

Our manufactured inventories, approximately 76.9 percent and 65.0 percent of total frame inventory for 2003 and 2004, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method, or FIFO), or market value.  Retail inventory not manufactured by us or our subsidiaries are stated at the lower of cost, as determined by either LIFO (last-in, first-out method) or FIFO, or market.  The LIFO reserve at December 31, 2003 and 2004 was not material. Inventories are recorded net of allowances for possible losses among other reserves. These reserves are calculated using various factors including sales volume, historical shrink results and current trends. As such, actual results could differ significantly from the estimated amounts.

Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

In connection with various acquisitions, we have recorded as intangible assets certain goodwill and trade names. At December 31, 2004, the aggregate carrying value of intangibles, including goodwill, was Euro 2.5 billion or approximately 54 percent of total assets.

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and intangible assets deemed to have an indefinite life are no longer amortized in the same manner as under the previous standards, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment as of December 31 of each year.  We perform our goodwill impairment test on our wholesale and retail reporting units in accordance with SFAS No. 142.  Based on evaluations that we completed in the first quarter of 2002 and in the first quarter of 2003, no intangible assets other than goodwill were deemed to have an indefinite life. After evaluations completed in the first quarter of 2003 and in the first quarter of 2004, we concluded that the carrying values of goodwill included in the consolidated balance sheets as of December 31, 2003 and 2004, respectively, did not exceed their respective fair market value, and as a result, we did not record an impairment charge under SFAS No. 142.

Intangibles subject to amortization based on a finite useful life continue to be amortized on a straight-line basis over their useful lives. Trade names recorded in the consolidated balance sheets are deemed to have useful lives of between 20 and 25 years. Our long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, we measure impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the assets, we would recognize an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We determined that, for the years ended December 31, 2002, 2003 and 2004, there had been no impairment in the carrying value of our long-lived assets.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities an interpretation of ARB No. 51” (“FIN 46-R”), to address certain FIN No. 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements,” for companies with interests in entities that are variable interest entities (“VIEs”), as defined under FIN No. 46. According to this interpretation, if a company has an interest in a VIE and is at risk for the majority of the VIE’s expected losses or receives a majority of the VIE’s expected gains it shall consolidate the VIE.  FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46-R is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIEs that are considered to be special purpose entities for which the effective date is no later than the end of the first reporting period ending after December 15, 2003. We adopted FIN 46-R on January 1, 2004 and such adoption did not have a material effect on our consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132-R, “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” which requires additional disclosures in the financial statements about assets, obligations and cash flows, among other items. The new required disclosures are reflected in Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

In May 2004, the FASB issued FASB Staff Position (“FSP”) No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP FAS 106-2”), which supersedes FSP FAS 106-1.  Under the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Act”), if a sponsor of retiree healthcare plans offers drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, it can be entitled to a federal subsidy equal to 28 percent of the prescription drug claims under the plan.  FSP FAS 106-2 requires plan sponsors to disclose the effect of the subsidy on the net periodic expense and accumulated post retirement benefit obligation in their interim and annual financial statements for periods beginning after June 15, 2004.  The effect of this Act on our current plans was immaterial and thus not disclosed separately due to the small number of eligible plan participants.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4”, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be recognized as period costs. In addition, this statement requires that the allocation of fixed production costs of conversion be based on the normal capacity of the production facilities. The adoption of such standard is required for fiscal years beginning after June 15, 2005. We believe the adoption will not have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), “Share-Based Payment” (“SFAS 123-R”), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.”  SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments’ fair value. SFAS 123-R is effective for the Company on January 1, 2006. We are currently evaluating the impact of the adoption of SFAS 123-R.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 amends APB No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for reporting periods beginning after June 15, 2005.  The adoption of SFAS 153 is not expected to have a material effect on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20, “Accounting Changes”, previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We have not yet assessed the impact of the adoption of SFAS 154.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	Year Ended December 31,
	2002*	2003*	2004
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	29.6	31.7	32.0
Gross Profit	70.4	68.3	68.0
Operating Expenses:
Selling and advertising	42.4	43.3	42.3
General and administrative	9.2	9.9	10.6
Total	51.7	53.2	52.9
Income From Operations	18.8	15.1	15.1
Other Income (Expenses)—Net	(1.9)	(1.5)	(1.1)
Provision For Income Taxes	(5.1)	(4.1)	(5.0)
Minority Interests in Income of Consolidated Subsidiaries	(0.1)	(0.2)	(0.3)
Net Income	11.6	9.4	8.8

*                                         Certain amounts in prior years have been reclassified to conform with the 2004 presentation.

For additional financial information by operating segment and geographic region, see Note 12 to our Consolidated Financial Statements included in Item 18 of this annual report.

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

Net Sales. Net sales increased 14.1 percent to Euro 3,255.3 million during 2004 as compared to Euro 2,852.2 million for 2003.

Net sales in the retail segment, through LensCrafters, Sunglass Hut, OPSM and the newly acquired Cole, increased by 15.7 percent to Euro 2,346.7 million for 2004 from Euro 2,028.2 million for 2003. This increase was primarily due to the inclusion of Cole sales from the date of acquisition on October 4, 2004, which amounted to Euro 240.5 million, as well as the inclusion of OPSM sales for an additional seven months in 2004, which amounted to Euro 172.5 million. In addition to such increases, retail sales in North America increased due to a higher average sales price per customer transaction resulting from an increase in the sale of premium products, partially offset by the weakening of the U.S. dollar against the Euro. The effect of the weakening of the U.S. dollar on 2004 retail sales in North America was approximately Euro 204.8 million.  As the U.S. dollar continues to weaken in the period subsequent to the year ended December 31, 2004 we will continue to suffer a negative effect on net sales.

Net sales to third parties in the manufacturing and wholesale segment increased by 10.3 percent to Euro 908.6 million for 2004 as compared to Euro 824.0 million in 2003. This increase was mainly attributable to increased sales of our Ray-Ban brand and the new Prada and Versace product lines, which sales began after the first quarter of 2003 and have almost completely offset the loss of sales of Giorgio Armani licensed products due to the cancellation of the license agreement with Armani in 2003. Management believes that by 2005 the new licenses will have more than offset the sales lost due to the cancellation of the Armani license agreement. We do not believe that the termination of the license agreement with Armani will have a material adverse effect on our results of operations for future periods. These increases were partially offset by the weakening of the U.S. dollar which represents approximately 15% of this segment’s net sales for fiscal 2004. The effect of the weakening of the U.S. dollar on wholesale and manufacturing sales to third parties in 2004 was approximately Euro 12.7 million.

On a geographic basis net of intercompany transactions, operations in North America resulted in net sales of Euro 2,083.5 million during 2004, comprising 64.0 percent of total net sales, an increase of Euro 134.1 million from 2003. This increase was primarily due to the inclusion of Cole sales from the date of acquisition on October 4, 2004, which amounted to Euro 240.5 million, partially offset by the weakening of the U.S. dollar against the Euro. Net sales for operations in “Asia Pacific”, which consists of Australia, New Zealand, Singapore, Malaysia, Hong Kong, Thailand, China, Japan and Taiwan, were Euro 435.1 million during 2004, comprising 13.4 percent of total net sales, an increase of Euro 181.3 million as compared to 2003.  This increase was mainly attributable to the inclusion of OPSM sales for an additional seven months in 2004.  Net sales for the rest of the world accounted for the remaining Euro 736.7 million of net sales during 2004, which represented a 13.5 percent increase as compared to 2003. The increase in the rest of the world is mostly attributable to higher sales in the European and Latin American regions.

During 2004, net sales in the retail segment accounted for approximately 72.1 percent of total net sales, as compared to approximately 71.1 percent of total net sales in 2003 due to the two retail acquisitions previously mentioned.

Cost of Sales. Cost of sales increased by 15.2 percent to Euro 1,040.7 million in 2004 from Euro 903.6 million in 2003.  Cost of sales in the retail segment increased by Euro 103.4 million, which increase is primarily attributable to the inclusion of Cole in our results of operations from the date of acquisition and to the inclusion of OPSM in our results of operations for an additional seven months in 2004.  Cost of sales in the manufacturing and wholesale segment increased by Euro 32.5 million due to the increase in net sales. As a percentage of net sales, cost of sales increased to 32.0 percent from 31.7 percent. Manufacturing labor costs increased by 6.6 percent to Euro 256.9 million in 2004 from Euro 240.9 million in 2003. This increase is attributable to the increase in net sales. As a percentage of net sales, cost of labor decreased to 7.9 percent in the year 2004 from 8.4 percent in 2003, due to the inclusion of Cole results, since Cole’s cost of labor as a percentage of sales is lower than the rest of the Group. For 2004, the average number of frames produced daily in our facilities (including Tristar, our Chinese factory) was approximately 123,000, which was in line with 2003 production.

Gross Profit. For the reasons outlined above, gross profit increased by 13.7 percent to Euro 2,214.6 million in 2004, from Euro 1,948.6 million in 2003. As a percentage of net sales, gross profit decreased to 68.0 percent in 2004 from 68.3 percent in 2003 for the reasons as previously discussed.

Operating Expenses. Total operating expenses increased by 13.5 percent to Euro 1,721.8 million in 2004 from Euro 1,516.8 million in 2003. As a percentage of net sales, operating expenses decreased to 52.9 percent in 2004 from 53.2 percent in 2003.

Selling and advertising expenses, including royalty payments, increased by 11.4 percent to Euro 1,376.5 million during 2004 from Euro 1,235.8 million in 2003. Euro 88.0 million of this increase is attributable to the inclusion of OPSM in our results of operations for the first seven months of 2004. Euro 110.2 million of this increase is attributable to the inclusion of Cole to our results of operations in the fourth quarter of 2004 (from the date of acquisition).  These increases were offset by the weakening of the U.S. dollar, which decreased U.S. selling and advertising expenses by Euro 97.9 million.  As a percentage of net sales, selling and advertising expenses decreased to 42.3 percent in 2004 from 43.3 percent in 2003. This decrease as a percentage of sales is primarily attributable to the increase in sales in the North American retail division without a corresponding increase in these costs based on the fixed cost sales structure of the retail operations.

General and administrative expenses, including intangible asset amortization, increased by 22.8 percent to Euro 345.2 million in 2004 from Euro 281.0 million in 2003. Euro 28.4 million of this increase is attributable to the inclusion of OPSM and the amortization of its tradenames in our results of operations for the first seven months of 2004, while Euro 24.9 million is attributable to the inclusion of Cole. This increase was offset by the weakening of the U.S. dollar, which decreased U.S. general and administrative expenses by Euro 17.6 million.  As a percentage of net sales, general and administrative expenses increased to 10.6 percent in 2004 from 9.8 percent in 2003. This increase was primarily due to the consolidation of OPSM’s results in our results of operations. As we continue the integration of OPSM, we expect its operating expenses as a percentage of sales to decrease due to the expected higher efficiency in the fixed cost structure. In addition, the restructuring of the Cole operations is underway and it is expected that the general and administrative costs of Cole will diminish during 2005.

Income from Operations. Income from operations for 2004 increased by 14.1 percent to Euro 492.8 million from Euro 431.8 million in 2003. As a percentage of net sales, income from operations remained constant at 15.1 percent for both 2004 and 2003.

Operating margin, calculated as income from operations divided by net sales, in the manufacturing and wholesale distribution segment increased to 21.3 percent in 2004 from 19.2 percent in 2003.  This increase in operating margin is attributable to higher efficiency in our fixed cost structure driven by increases in net sales.

For the reasons outlined above, operating margin in the retail segment decreased to 13.2 percent in 2004 from 13.3 percent in 2003. The consolidation of Cole results, whose operating margin is lower than that of our other retail chains, will further dilute the operating margin during 2005.  However, we believe that when the final restructuring of the North American Retail Division is completed, we will return to our historical operating margins by the end of 2006.

Other Income (Expenses)-Net. Other income (expenses)-net was Euro 35.7 million in 2004 as compared to Euro 42.0 million in 2003. This decrease in other income (expenses)-net is mainly attributable to an increase in other income-net of Euro 13.4 million attributable to higher realized and unrealized foreign exchange gains on certain transactions. With the acquisition of Cole, as discussed earlier, and a trend in rising interest rates, we expect a significant increase in interest expense for 2005.

Net Income. Income before taxes increased by 17.3 percent to Euro 457.2 million in 2004 from Euro 389.8 million in 2003 due to our increase in sales, which includes Cole sales for the last three months of 2004, while maintaining our gross profit margins and keeping our operating expenses constant as a percentage of sales. As a percentage of net sales, income before taxes increased to 14.0 percent in 2004 from 13.7 percent in 2003. Minority interest increased to Euro (8.6) million in 2004 from Euro (5.1) million in 2003. With our previously announced acquisition of the remaining shares of OPSM, we expect our minority interest to decrease in future periods. Our effective tax rate was 35.4 percent in 2004, while it was 30.1 percent in 2003. The effective tax rate is estimated to bebetween 37 to 40 percent in 2005 as we ended our permanent benefits from subsidiaries’ losses. Net income increased by 7.3 percent to Euro 286.9 million in 2004 from Euro 267.3 million in 2003. Net income as a percentage of net sales decreased to 8.8 percent in 2004 from 9.4 percent in 2003.

Basic earnings per share for 2004 were Euro 0.64, increasing from Euro 0.60 for 2003. Diluted earnings per share for 2004 were Euro 0.64, increasing from Euro 0.59 for 2003.

Non-GAAP Financial Measures

We use certain measures of financial performance that: (i) exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro; (ii) include the results of operations of OPSM for the entire year ended December 31, 2003; (iii) include the results of operations of Cole for the three-month period ended December 31, 2003; and (iv) adjust for the fact that the North American retail calendar in 2003 included 53 weeks while fiscal 2004 was a 52-week year.  We believe that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since we have historically reported such adjusted financial measures to the investment community, we believe that their inclusion provides consistency in our financial reporting. Further, these adjusted financial measures are some of the primary indicators that management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between 2004 and 2003 are calculated using, for each currency, the average exchange rate for the year ended December 31, 2003.

Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-U.S. GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, our method of calculating operating performance to exclude the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding our operational performance.

(In millions of Euro)	2003 U.S. GAAP results	2004 U.S. GAAP results	Adjustment for constant exchange rates	2004 adjusted results
Consolidated net sales	2,852.2	3,255.3	213.0	3,468.3
Manufacturing and wholesale net sales	996.7	1,094.8	33.1	1,127.9
Less: intercompany sales	(172.7)	(186.2)	(14.3)	(200.5)
Wholesale sales to third parties	824.0	908.6	18.8	927.4
Retail net sales	2,028.2	2,346.7	194.2	2,540.9

Because of the significant changes, we have included the following table of consolidated adjusted sales and operating income for 2003. We believe that the adjusted amounts may be of assistance in comparing our operating performance between 2003 and 2004. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with U.S. GAAP. The consolidated adjusted amounts reflect the following adjustments:

1.               the inclusion in the adjusted amounts of the consolidated results of OPSM for the seven-month period ended July 31, 2003, prior to the acquisition;

2.               the elimination of wholesale sales to OPSM from Luxottica Group entities for the seven-month period ended July 31, 2003;

3.               the inclusion in the adjusted amounts of the consolidated results of Cole for the last three months of 2003;

4.               the elimination of wholesale sales to Cole from Luxottica Group entities for the last three months of 2003; and

5.               the elimination of the effect of the 53rd week on 2003.

This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of January 1, 2003 and the Cole National acquisition been completed as of October 4, 2003.

The following table reflects the Company’s consolidated net sales and income from operations for 2003 as reported and as adjusted:

(In millions of Euro)	2003 U.S. GAAP results	Adjustment for OPSM and Cole	2003 adjusted results
Consolidated net sales	2,852.2	428.7	3,280.9
Consolidated income from operations	431.8	15.2	447.0

The following table summarizes the combined effect on consolidated net sales of exchange rates, the OPSM and Cole acquisitions and the elimination of the effect of the 53rd week in 2003 to allow a comparison of net sales on a consistent basis:

	Consolidated Net Sales
(In millions of Euro)	2003	2004	% change
U.S. GAAP results	2,852.2	3,255.3	+14.1%
Exchange rate effect		213.0
Constant exchange rate	2,852.2	3,468.3	+21.6%
OPSM and Cole results in 2003	428.7
w/o 53rd week in 2003 (1)	(36.9)
Consistent basis	3,244.0	3,468.3	+6.9%

(1)          U.S. $ 41.7 million converted in Euro at the fiscal year 2003 average exchange rate (calculated using the noon buying rates) of Euro 1.00=U.S. $1.1307.

At constant exchange rates between the periods, net sales would have increased by 21.6 percent during 2004 as compared to 2003. The 6.9 percent increase in net sales on a consistent basis in 2004 as compared to 2003 is mainly attributable to the additional sales of our Ray-Ban brand and the new Prada and Versace product lines, which sales began after the first quarter of 2003, and the increased sales of our retail division, as previously discussed.

The following table summarizes the effect on consolidated income from operations of the OPSM acquisition, the Cole acquisition and the elimination of the effect of the 53rd week in 2003 to allow a comparison of operating performance on a consistent basis:

	Consolidated Income from Operations
(In millions of Euro)	2003	2004	% change
U.S. GAAP results	431.8	492.8	+14.1%
% of net sales	15.1%	15.1%
OPSM and Cole results in 2003	15.2
w/o 53rd week in 2003 (2)	(9.6)
Consistent basis	437.4	492.8	+12.7%
% of net sales	13.5%	14.2%

(2)          U.S. $10.9 million converted at the fiscal year 2003 average exchange rate (calculated using the noon buying rates) of Euro 1.00=U.S. $1.1307.

On a consolidated adjusted basis, including OPSM’s and Cole’s results for 2003 and eliminating the effect of the 53rd week in 2003, income from operations in 2004 would have increased by 12.7 percent as compared to 2003.  The 12.7 percent increase is attributable to an increase in the U.S. retail business partially offset by the weakening of the U.S. dollar, which was previously discussed.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

Net Sales. Net sales decreased 10.9 percent to Euro 2,852.2 million during 2003 as compared to Euro 3,201.8 million for 2002. This net decrease was primarily due to the weakening of the U.S. dollar against the Euro.

Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM, decreased 9.0  percent to Euro 2,028.2 million for 2003 from Euro 2,227.7 million for 2002. This decrease was primarily due to the weakening of the U.S. dollar against the Euro.

Net sales to third parties in the manufacturing and wholesale segment decreased 15.4 percent to Euro 824.0 million in 2003 as compared to Euro 974.1 million in 2002. Net sales in this segment is affected by exchange rates, but not the 53rd week or the acquisition of OPSM, which apply only to our retail segment. Assuming constant exchange rates, wholesale sales to third parties in 2003 would have decreased by 10.4 percent as compared to 2002. This decline was primarily attributable to the reduction by almost 80 percent of Armani sales during the year following the termination of our license agreements with Armani.

On a geographic basis, our operations in North America had net sales, as adjusted to eliminate intercompany sales, of Euro 1,949.7 million during 2003, comprising 68.4 percent of total net sales, a decrease of Euro 396.1 million from 2002. This decrease was substantially due to the weakening of the U.S. dollar against the Euro. In U.S. dollars, net sales from our operations in North America decreased by U.S. $12.3 million as compared to 2002. Net sales for the remaining markets, as adjusted to eliminate intercompany sales, accounted for the remaining Euro 902.5 million of net sales during 2003, which represented a 5.4 percent increase as compared to 2002. This increase was due to the inclusion of OPSM sales for the five-month period following the acquisition in 2003, partially offset by the decrease in Armani sales following the termination of our license agreements with Armani.

Cost of Sales. Cost of sales decreased 4.5 percent to Euro 903.6 million in 2003, from Euro 946.1 million in 2002, and increased as a percentage of net sales to 31.7 percent from 29.6 percent, respectively. Manufacturing labor costs decreased 7.8 percent to Euro 240.9 million in 2003 from Euro 261.2 million in 2002. As a percentage of net sales, cost of labor increased to 8.4 percent in 2003 from 8.2 percent in 2002. The increase in cost of sales, including manufacturing labor costs, as a percentage of net sales, was mainly attributable to the currency translation of our unit sales, denominated in U.S. dollars, to Euro, such that the weakening of the U.S. dollar against the Euro increased our average cost of sales with respect to our unit sales denominated in U.S. dollars. For 2003, the average number of frames produced daily in Luxottica’s facilities (including Tristar and that of the newly acquired IC Optics) was approximately 123,000 as compared to 131,000 for 2002.

Gross Profit. For the reasons outlined above, gross profit decreased 13.6 percent to Euro 1,948.6 million in 2003 from Euro 2,255.7 million in 2002. As a percentage of net sales, gross profit decreased to 68.3 percent in 2003 from 70.4 percent in 2002.

Operating Expenses. Total operating expenses decreased 8.3 percent to Euro 1,516.8 million in 2003, from Euro 1,654.1 million in 2002. As a percentage of net sales, operating expenses increased to 53.2 percent in 2003 from 51.7 percent in 2002.

Selling and advertising expenses, including royalty payments, decreased 9.2 percent to Euro 1,235.8 million during 2003 from Euro 1,360.3 million in 2002. As a percentage of net sales, these expenses increased to 43.3 percent in 2003 from 42.5 percent in 2002. While the reduction in selling and advertising expenses, including royalty payments, is largely due to the weakening of the U.S. dollar against the Euro, the increase as a percentage of net sales is mainly due to the greater percentage of fixed costs to total costs in our retail segment.

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

Income from Operations. Income from operations for 2003 decreased 28.2 percent to Euro 431.8 million from Euro 601.5 million in 2002. As a percentage of net sales, income from operations decreased to 15.1 percent in 2003 from 18.8 percent in 2002. The comparison between the results of 2003 and 2002 is affected by the fact that our 2003 results included the results of operations of OPSM as of August 1, 2003 and the effect of the 53rd week in the North American retail calendar, while 2002 was a 52-week year.

Other Income (Expenses)-Net. Other income (expenses)-net was Euro 42.0 million in 2003 as compared to Euro 62.1 million in 2002. This decrease was attributable to lower interest expense in the current period due to the reduction of interest rates.

Net Income. Income before taxes decreased 27.7 percent to Euro 389.8 million in 2003 from Euro 539.4 million in 2002. As a percentage of net sales, income before taxes decreased to 13.7 percent in 2003 from 16.8 percent in 2002. Minority interest of Euro (5.1) million in 2003 increased from Euro (4.7) million in 2002. Our effective tax rate was 30.1 percent in 2003 while it was 30.2 percent in 2002. Net income decreased 28.1 percent to Euro 267.3 million in 2003 from Euro 372.1 million in 2002. Net income as a percentage of net sales decreased to 9.4 percent in 2003 from 11.6 percent in 2002. The decrease in net income was a result of the factors described above.

Basic earnings per share for 2003 were Euro 0.60 decreasing from Euro 0.82 for 2002 and diluted earnings per share for 2003 were Euro 0.59 decreasing from Euro 0.82 for 2002.

Non-GAAP Financial Measures

We use certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, exclude the effect of a 53rd week in the North American retail calendar in 2003 and adjust the 2002 results to include the operations of OPSM for the last five months of 2002.  We believe that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since we have historically reported such adjusted financial measures to the investment community, we believe that their inclusion provides consistency in our financial reporting. Further, these adjusted financial measures are some of the primary indicators that management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between 2003 and 2002 are calculated using, for each currency, the average exchange rate for the year ended December 31, 2002.

Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-U.S. GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, our method of calculating operating performance to exclude the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding our operational performance.

The following table presents the effects of exchange rates, the OPSM acquisition and the 53rd week in 2003 on our consolidated net sales, in order to allow a comparison of net sales on a consistent basis:

	Consolidated Net Sales
(In millions of Euro)	Fiscal Year 2002	Fiscal Year 2003	% change
U.S. GAAP results	3,201.8	2,852.2	-10.9%
Exchange rate effect		400.6
Constant exchange rate	3,201.8	3,252.8	+1.6%
OPSM results in 2002	108.3
with OPSM in both years	3,310.1	3,252.8	-1.7%
without 53rd week in 2003(1)		(44.1)
Consistent basis	3,310.1	3,208.7	-3.1%

(1)                                  U.S. $41.7 million converted to Euro at the fiscal year 2002 average exchange rate (calculated using the noon buying rates) of Euro 1.00 = U.S. $0.945.

The 3.1 percent decrease in net sales on a consistent basis in 2003 (excluding the effects of exchange rates, the OPSM acquisition and the 53rd week in 2003) as compared to 2002 is mainly attributable to reduced sales of the Armani product lines following the termination of the Armani license agreements as of December 31, 2002.

On a consistent basis, including OPSM’s results for the five-month period ended December 31, 2002, and excluding the effect of the 53rd week from 2003 results, the decrease in income from operations in 2003, as adjusted, would have been 30.5 percent as compared to 2002, as adjusted (see following table).

	Consolidated Income from Operations
(In millions of Euro)	Fiscal Year 2002	Fiscal Year 2003	% change
U.S. GAAP results	601.5	431.8	-28.2%
% of net sales	18.8%	15.1%
OPSM results in 2002	6.1
with OPSM in both years	607.6	431.8	-28.9%
% of net sales	19.0%	15.1%
without 53rd week in 2003(1)		(9.6)
Consistent basis	607.6	422.2	-30.5%
% of net sales	19.0%	14.8%

(1)                                  U.S. $10.9 million converted to Euro at the fiscal year 2003 average exchange rate (calculated using the noon buying rates) of Euro 1.00 = U.S. $1.1307.

Operating margin, calculated as income from operations divided by net sales, in the manufacturing and wholesale distribution segment decreased to 19.2 percent in 2003 from 25.5 percent in 2002.

Operating margin in the retail segment decreased to 13.3 percent in 2003 from 14.3 percent in 2002.

Taxes

Our effective tax rates for the years ended December 31, 2002, 2003 and 2004 were approximately 30.2 percent, 30.1 percent and 35.4 percent, respectively. The effective tax rates were less than the statutory tax rate due to permanent differences between our income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with our acquisitions. This remaining net loss carryforward was completely utilized in 2004.

Liquidity and Capital Resources

Our Cash Flows

Operating Activities. Our cash provided by operating activities was Euro 527.9 million for 2004 as compared to Euro 327.3 million for 2003 and Euro 436.3 million for 2002.  The Euro 200.6 million increase in 2004 compared to 2003 is primarily attributable to an increase in net income, as previously discussed, and an increase in depreciation and amortization for 2004 resulting from the additional depreciation and amortization of the assets of OPSM, including Euro 5.8 million relating to the amortization of its trade name, and the amortization and depreciation of the assets of Cole including Euro 4.3 million relating to the amortization of its intangible assets.  The decrease in cash provided by operating activities of Euro 109.0 million from 2002 to 2003 is primarily attributable to the decrease in net income. Accounts receivable was a source of cash in 2003 of Euro 23.9 million as compared to a use of cash in 2004 of Euro 15.8 million.  This change in cash flows from accounts receivable is primarily due to the increase in collected sales of our manufacturing and wholesale segment thus reducing our receivable balances. Prepaid expenses and other was a source of cash in 2004 and 2002; as compared to a use of cash in 2003 of Euro 43.6 million. This change was attributable to advance payments of Euro 31.5 million made in 2003 by us to one of our licensors and the timing of certain tax payments by foreign subsidiaries. The amount of cash provided in 2004 by operating activities for inventory increased by Euro 47.3 million in 2004 compared to 2003. This change in cash flow from inventory is primarily due to an increase in the inventory turns.  The amount of cash used in 2004 by operating activities for accounts payable and accrued expenses decreased by Euro 52.1 million and Euro 25.1 million, respectively, in 2004 compared to 2003.  These declines were caused by the timing of payments to certain vendors by the manufacturing and wholesale segment and by the North American retail division as well as the settlement in 2003 of certain liabilities of businesses acquired.  Income tax payable was a use of cash in 2004 of Euro 1.6 million as compared to a use of cash in 2003 of Euro 7.5 million.

Investing Activities. Our cash used in investing activities was Euro 480.5 million for 2004, primarily attributable to the Cole National acquisition, for an aggregate amount, net of cash acquired and including direct acquisition-related expenses, of Euro 363.0 million. In 2003, our cash used in investing activities was Euro 468.6 million, primarily due to the acquisitions of I.C. Optics, E.I.D. and 82.57 percent of OPSM’s ordinary shares and all of OPSM’s options and performance rights, for an aggregate amount of Euro 342.4 million. The Euro 11.9 million increase is also attributable to an increase in fixed assets relating to the U.S. retail segment in 2004. In 2002, cash used in investing activities consisted primarily of capital expenditures made to purchase fixed assets which included the purchase of our headquarters in Milan, and the land and construction costs to build our new North American Retail headquarters in Mason, Ohio.

Financing Activities. Our cash provided by/(used in) financing activities for 2004, 2003 and 2002 was Euro (81.8) million, Euro 305 million and Euro (307.2) million, respectively. Cash used in financing activities for 2004 consisted primarily of: (i) the net proceeds of Euro 88.6 million from all the credit facilities (translated at the noon buying rate of Euro 1.00 = U.S. $1.2417 on September 30, 2004; actual borrowing was U.S. $ 110.0 million) and (ii) Euro 446.9 million (U.S. $605.0 million translated at the noon buying rate of Euro 1=U.S. $1.3538 on December 31, 2004) of proceeds of Tranche B and Tranche C of the credit facility entered into in June 2004, used in connection with the acquisition of Cole including the repayment of Cole’s existing notes. We borrowed Euro 405.0 million in June 2004 (consisting of the proceeds of Tranche A of the credit facility entered into in June 2004) to repay Euro 400.0 million of long-term debt. Additionally, we used cash provided by financing activities to reduce bank overdrafts and to pay Euro 94.1 million of dividends to our shareholders. Cash provided by financing activities for 2003 consisted primarily of: (i) the new Euro 200.0 million credit facility, the proceeds of which were used in connection with the acquisition of OPSM; (ii) the issuance in the U.S. of $300.0 million of notes (Euro 257.5 million), the proceeds of which were partially used for the OPSM acquisition and to refinance U.S. $140 million (Euro 120.2 million) of long-term debt; and (iii) borrowing on bank overdrafts to repay maturing long-term debt. These sources were offset by the payment of Euro 95.4 million of dividends to our shareholders. Additionally, we repurchased treasury shares for Euro 45.4 million in 2003 and these repurchase programs expired during 2004 with no additional shares purchased during 2004. Cash provided by financing activities for 2002 consisted primarily of: (i) the new Euro 600.0 million credit facility the proceeds of which were used to refinance maturing debt; (ii) the new U.S. $300.0 million credit facility the proceeds of which were partially used to refinance maturing long-term debt; and (iii) utilization of restricted cash to repay maturing long-term debt. These sources were offset by the payment of Euro 77.2 million of dividends to our shareholders. Additionally, we repurchased treasury shares for Euro 24.5 million.

Our Indebtedness

Our debt agreements contain certain covenants, including covenants that restrict our ability to incur additional indebtedness. We do not currently expect to require any additional financing that would require us to obtain consents or waivers of any existing restrictions on additional indebtedness set forth in our debt agreements.

The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

Bank Overdrafts

Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by Luxottica Group S.p.A. and certain of our subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period.  Certain subsidiaries’ agreements require a guarantee from Luxottica Group S.p.A.  Interest rates on these lines vary based on the country of borrowing among other factors.  We use these short-term lines of credit to satisfy our short-term cash needs.

The U.S. $350 Million Credit Facility with UniCredito Italiano and the Convertible Swap Step-Up

To refinance previously issued Eurobonds, in June 2002, U.S. Holdings, a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million; the revolving loan was partially drawn as of December 31, 2004, with outstanding borrowings of U.S. $130.0 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (2.920 percent on the term loan portion and 2.917 percent on the revolver portion on December 31, 2004) and the credit facility allows U.S. Holdings to select interest periods of one, two or three months. Under this credit facility, U.S. $170 million was outstanding as of December 31, 2004. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2004.

In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (“2002 Swap”). The beginning and maximum notional amount of 2002 Swap is U.S. $275 million, which will decrease by U.S. $20 million quarterly, beginning with the quarter commencing on March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment at the three-month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. The 2002 Swap does not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and, as such, is marked to market with the gains or losses from the change in value reflected in current operations. Gains of Euro 635 thousand and Euro 1,491 thousand are included in current operations in 2003 and 2004, respectively.

The Euro 650 Million Credit Facility with Banca Intesa and the Intesa Swaps

In December 2002, we entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which required a balloon payment of Euro 200 million in June 2004 and repayment of equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor as defined in the agreement plus 0.45 percent (2.628 percent on December 31, 2004). The revolving portion provides borrowing availability of up to Euro 150 million which can be borrowed and repaid until final maturity. At December 31, 2004, Euro 75 million had been drawn under the revolving portion. Interest accrues on the revolving loan at Euribor as defined in the agreement plus 0.45 percent (2.623 percent on December 31, 2004). The final maturity of all outstanding principal amounts and interest is December 27, 2005. The Company has the option to choose interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. We were in compliance with these covenants as of December 31, 2004.

In December 2002, we entered into two interest rate swap transactions (the “Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million, which will decrease by Euro 100 million on June 27, 2004 and by Euro 25 million during each subsequent three-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985 percent.

The OPSM Acquisition and the Euro 200 Million Credit Facility with Banca Intesa

In September 2003, we acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of performance rights and options of OPSM for an aggregate of Australian dollar 442.7 million (Euro 253.7 million), including acquisition-related expenses. The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The new credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.729 percent on December 31, 2004). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2004, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.697 percent on December 31, 2004). The final maturity of the credit facility is September 30, 2008. We can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2004.

The U.S. $300 Million Senior Unsecured Guaranteed Notes and the DB Swaps

On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million (Euro 238 million) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable date of maturity. The Notes are guaranteed on a senior unsecured basis by Luxottica Group S.p.A. and Luxottica S.r.l., a wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2004.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swap”). The three separate agreements’ notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and to a floating rate of the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps are treated as fair value hedges of the related debt and qualify for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps is recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate.

New Euro 740 Million and U.S. $325 Million Credit Facility

On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S, $ 325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole.  Amounts borrowed under Tranche B will mature in June 2009. Tranche C is a Revolving Credit Facility of Euro 335 million-equivalent multi-currency (€/U.S. $). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. $ denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2004 was 2.628 percent for Tranche A, 2.456 percent for Tranche B and 2.889 percent on Tranche C. The new credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2004. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa S.p.A., Bank of America, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca – Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. Unicredito Italiano S.p.A. – New York Branch and Unicredit Banca d’Impresa S.p.A. act as Facility Agents. Under this credit facility, Euro 852 million was outstanding as of December 31, 2004.

In August 2004, OPSM renegotiated the recently expired multicurrency (AUD $/ HK $) loan facility with Westpac Banking Corporation. The credit facility has a maximum available line of AUD $100 million. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Inter bank Rate) plus an overall 0.40 percent margin. At December 31, 2004, the interest rate was 5.85 percent and the facility was utilized for an amount of AUD 26.7 million. The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2004.

Our Working Capital

Set forth below is certain information regarding our Working Capital (total current assets minus total current liabilities)

	As of December 31,
	2002	2003	2004
	(In millions of Euro)
Current Assets	1,140.1	1,267.1	1,447.3
Current Liabilities	(998.7)	(1,323.3)	(1,316.8)
Working Capital	141.4	(56.2)	130.5

The decrease in working capital as of December 31, 2003 when compared with December 31, 2002 is mainly attributable to the increase in maturities of long-term debt due in 2004 creating an increase in current liabilities as of December 31, 2003.  The increase in working capital in 2004 is mainly attributable to the asset held for sale, Pearle Europe, acquired in connection with the acquisition of Cole in October 2004.  See Note 4(e) to the Consolidated Financial Statements for further details.

We believe that the financial resources available to us will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for the next 12 months.

We do not believe that the relatively moderate rates of inflation which have been experienced in the geographic markets where we compete have had a significant effect on our net sales or profitability. In the past, we have been able to offset cost increases by increasing prices, although we can give no assurance that we will be able to do so in the future.

Off-Balance Sheet Arrangements

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

Contractual Obligations and Commercial Commitments

We are party to numerous contractual arrangements consisting of, among other things, royalty agreements with designers, leases for retail store, plant, warehouse and office facilities, as well as certain data processing and automotive equipment, and outstanding borrowings under credit agreements and facilities with financial institutions to finance our operations. These contractual arrangements may contain minimum annual commitments. A more complete discussion of the obligations and commitments is included in Notes 8 and 14 to our Consolidated Financial Statements included in this annual report.

The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under noncancelable operating leases and minimum payments under noncancelable royalty arrangements as of December 31, 2004. The table does not include pension liabilities. Our pension plans are discussed in Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

	Payments Due by Period
(In Millions of Euro) Contractual Obligations	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Long-Term Debt and Current Maturities(1)	405.4	365.2	903.3	9.0	1,682.9
Interest Payments(2)	34.8	54.0	18.5	0.2	107.5
Operating Leases	204.4	316.3	189.0	168.3	878.0
Minimum Royalty Arrangements	31.2	86.1	61.2	150.8	329.3
Total	675.8	821.6	1,172.0	328.3	2,997.7

(1)                                   As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2004.

(2)                                  These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2004 and assume that we make all scheduled principal payments as they mature.

At December 31, 2004, we had available funds of approximately Euro 365.8 million under our unused short-term lines of credit. Substantially all of these lines are for less than one year but they have been renewed annually in prior years.  In addition, certain U.S. subsidiaries obtained various letters of credit from banks outstanding of Euro 35.6 million as of December 31, 2004. Most of these letters of credit are used as security in risk management contracts or store leases. Most contain annual evergreen clauses under which they are automatically renewed unless the bank is notified of nonrenewal.  There are no outstanding letters of credit with an original maturity over one year as of December 31, 2004.  We do not have any other material commercial commitments. Our capital expenditures were Euro 117.4 million for the year ended December 31, 2004 and Euro 39.7 million for the three-month period ended March 31, 2005. It is our expectation that 2005 annual capital expenditures will be approximately Euro 170 million, which includes the purchase of a new aircraft to replace the previous aircraft which became obsolete, along with an increase in fixed assets relating to the U.S. retail segment in the first three months of 2005 including costs associated with the expansion of the North American Retail Headquarters to accommodate the integration of Cole’s home office operations. The expected aggregate cost of the home office expansion is U.S. $12.8 million and it is expected to be completed in 2006. We will pay for these future capital expenditures with our current available borrowing capacity and available cash.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Board of Directors of Luxottica Group S.p.A. currently consists of 12 members.

Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A. as of December 31, 2004, except as otherwise specified:

Name	Age(1)	Officer or Director Since(2)	Position(1)
Leonardo Del Vecchio	69	1961	Chairman of the Board of Directors
Luigi Francavilla	67	1968	Deputy Chairman
Andrea Guerra	39	2004	Chief Executive Officer and Director
Tancredi Bianchi	76	1990	Director
Mario Cattaneo	74	2003	Director
Enrico Cavatorta	43	1999/2003	Chief Financial Officer and Director
Roberto Chemello	50	1979	Head of Operations and Director
Claudio Del Vecchio	47	1978	Director
Sergio Erede	64	2004	Director
Sabina Grossi	39	2003	Director
Gianni Mion	59	2004	Director
Lucio Rondelli	80	1990	Director
Frank Baynham	51	1987	Executive Vice President—Stores, Retail N.A.
Luca Biondolillo	38	2004	Head of Communications
Kerry Bradley	48	1988	Chief Operating Officer of Retail N.A.
Tom Coleman	56	1987	C.E.O.—OPSM Group
Enzo Damin	47	1997	Head of Human Resources
Jack Dennis	59	1982	C.F.O. and C.A.O. of Retail N.A.
Andrea Fiabane	42	1990	Executive Vice President, North America
Andrea Gallina	49	1998	Head of Manufacturing, Italy
Valerio Giacobbi	40	1991	E.V.P. Retail, North America
Giuseppe La Boria	46	2001	Head of Wholesale Europe & South
Mario Mella	40	1990	Head of Purchasing
Enrico Mistron	35	1999	Group Controller
Antonio Miyakawa	38	1993	Head of Wholesale and Marketing
Paolo Mollo	41	1990	Head of Supply Chain Planning and Logistics
Mario Pacifico	42	2003	Head of Internal Auditing
Claudio Renon	52	1968	Head of Product Development
Umberto Soccal	54	1988	Chief Information Technology Officer

(1)                                  Except as otherwise specified, all ages and positions are as of December 31, 2004.

(2)                                  Reflects period of affiliation with Luxottica Group S.p.A. or any of our predecessors and affiliates.

Executive officers serve at the discretion of the Board of Directors. The independent and non-executive directors are Messrs. Rondelli, Bianchi, Cattaneo and Mion. Mr. Erede and Mrs. Grossi are also non-executive directors.

Pursuant to Italian law, we also maintain a Board of Statutory Auditors, elected at the shareholders’ meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we: (i) comply with applicable law and our bylaws; (ii) respect the principles of correct administration; (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems; and (iv) ensure that our accounting system represents the facts in a fair and true manner. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors, the Executive Committee and the shareholders, they do not vote on matters submitted to such meetings. Currently the members of the Board of Statutory Auditors are Giancarlo Tomasin, Chairman, Mario Medici and Walter Pison. A short biography of each of our Directors and executive officers is set forth below:

Leonardo Del Vecchio is the founder of our operations and is Chairman of the Board, and has been since Luxottica Group S.p.A. was formed in 1961. Mr. Del Vecchio also serves as Chairman of the Board of some of our significant subsidiaries. In 1986 the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell’Ordine al “Merito del Lavoro” (Knight of the Order for Labor Merit). Mr. Del Vecchio is currently Chairman of Beni Stabili S.p.A. In May 1995, he received an honorary degree in Business Administration from the Ca’ Foscari University in Venice. In 1999 he received a Master “honoris causa” in International Business from MIB- Management School in Trieste and in 2002 he received an honorary degree in Managerial Engineering from the University of Udine.

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

Andrea Guerra was appointed our Chief Executive Officer on July 27, 2004 and his appointment as a director was confirmed at our Ordinary and Extraordinary Meeting of shareholders held on September 14, 2004. Before joining Luxottica, Mr. Guerra was Chief Executive Officer of Merloni Group.

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

Mario Cattaneo was elected as a director at our annual meeting of shareholders held on June 25, 2003. Mr. Cattaneo is professor of Corporate Finance at the Catholic University of Milan. From 1991 to 1999 he was Statutory Auditor of the Bank of Italy. He is currently a member of the Board of Directors of Eni S.p.A., UniCredito Italiano S.p.A. and Banca Lombarda e Piemontese S.p.A.. He is also Chairman of the Board of Directors of CBI Factor S.p.A. Mr. Cattaneo is a member of the Board of Statutory Auditors of several insurance companies.

Enrico Cavatorta has been Chief Financial Officer since he joined Luxottica Group S.p.A. in 1999 and was elected as a Director at our annual meeting of shareholders held on June 25, 2003. He also serves as Chairman or Director of many of our subsidiaries. Prior to joining Luxottica Group S.p.A., Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, Director, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration.

Roberto Chemello joined Luxottica Group S.p.A. in 1979, is currently the Head of Operations and was our Chief Executive Officer from 1985 to 2004. He also serves as Chairman or as a director of several of our subsidiaries. Prior to 1985, Mr. Chemello was our Chief Financial Officer. Mr. Chemello graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Claudio Del Vecchio, a son of Leonardo Del Vecchio, joined Luxottica Group S.p.A. in 1978 and has been a director since 1981. From 1979 to 1982, he managed our Italian and German distribution operations. He also serves as a director of some of our subsidiaries. Claudio Del Vecchio is Chairman and Chief Executive Officer of Retail Brand Alliance, Inc., the owner of Brooks Brothers, Inc. and other clothing apparel companies.

Sergio Erede was elected as a director at our Ordinary and Extraordinary Meeting of shareholders held on September 14, 2004. He is an attorney and co-founder of the law firm Bonelli–Erede–Pappalardo. He is a member of the Board of Directors of Autogrill, Carraro and Marzotto and Chairman of the Board of Directors of Interpump and Galbani.

Sabina Grossi joined Luxottica Group S.p.A. in 1996 as Head of Investor Relations and was elected as a director at our annual meeting of shareholders held on September 14, 2004. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration.

Gianni Mion was elected as a director at our Ordinary and Extraordinary Meeting of shareholders held on September 14, 2004. He is member of the Board of Directors of Benetton Group, Autogrill, Autostrade, Olimpia and Telecom Italia.

Lucio Rondelli has been a director since 1990. Mr. Rondelli was the Chairman of UniCredito Italiano S.p.A. until 2001, having held various positions with the bank continuously from 1947. Mr. Rondelli is currently a member of the Board of Directors of Spafid, F.P., ISPI (Institute for the Study of International Politics), Istituto Europeo di Oncologia and the Chairman of Assiparos g.p.a. In 1976 he received the honor of Cavaliere di Gran Croce dell’Ordine (Knight of the Great Cross Order) for merit from the Republic of Italy, and in 1986 the President of the Republic of Italy conferred on him the honor of Cavaliere dell’Ordine al “Merito del Lavoro” (Knight of the Order for Labor Merit).

Frank Baynham has been Executive Vice President, Stores of Retail North America since 1999. Mr. Baynham is responsible for store operations for all LensCrafters,  Sunglass Hut and Cole stores. Mr. Baynham has held various other senior executive roles since joining LensCrafters in 1987. Prior to 1987, he worked in marketing for Procter and Gamble and was a captain in the U.S. Army. Mr. Baynham graduated with a degree in Finance from Murray State University.

Luca Biondolillo joined Luxottica Group S.p.A. in March 2004 as Head of Communications. Mr. Biondolillo was previously a vice president with JPMorgan Chase in New York, where he was responsible for US-based relationships with the Bank’s American Depositary Receipts (ADR) clients in Europe and Asia. Mr. Biondolillo previously served as a partner with Breakstone & Ruth, a New York-based financial and media communications specialist firm, and as vice president within the financial communications and investor relations practice of Golin/Harris, a leading public relations firm and a member of the Interpublic Group of Companies (IPG). He holds a Bachelor in Business Administration from Bernard M. Baruch College, City University of New York, and he is a member of the U.S. National Investor Relations Institute (NIRI) and the UK Investor Relations Society (IRS).

Kerry Bradley has been Chief Operating Officer of Retail North America since 2002, prior to which he served as Executive Vice President of LensCrafters since June of 1998. Mr. Bradley is responsible for all LensCrafters, Sunglass Hut, Cole and EyeMed sales, marketing and operations. Mr. Bradley has held various other senior executive roles since joining LensCrafters in 1988. Mr. Bradley has a Master’s degree in Business from the University of Edinburgh, Scotland and a B.S. degree in Business from Auburn University in Alabama.

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

Andrea Fiabane has been Executive Vice President North America since 2001. Prior to assuming his current position, he was Country Manager since 1990 and then Regional Manager. Mr. Fiabane graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Andrea Gallina has been with Luxottica Group S.p.A. since 1998. Before joining Luxottica Group S.p.A., he was the Manufacturing Director of Aprilia, a world leader in motorcycle production. He is currently operating as Head of Manufacturing for our Italian production facilities.

Valerio Giacobbi has been Executive Vice President North America since 2001. Prior to 2001, he was General Affairs Manager of Luxottica Group S.p.A. since 1991. Mr. Giacobbi graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Giuseppe La Boria joined Luxottica Group S.p.A. in 2001 as Head of Sales for the Wholesale Division. Prior to joining Luxottica Group S.p.A., Mr. La Boria worked in Safilo S.p.A. as Sales Manager for Italy, during which period he was also responsible for all the commercial and marketing aspects of the Diesel Shades launch.

Mario Mella joined Luxottica Group S.p.A. in 1990 as a member of our administrative department. Mr. Mella has been Chief Administrative Officer of the Wholesale Division since 1993 and General Affairs Manager since 2001. He is currently Head of Purchasing.

Enrico Mistron joined Luxottica Group S.p.A. in 1995 as Financial Analyst. Since joining us, he has handled various assignments in the Finance Department including mergers and acquisitions. Mr. Mistron earned a degree with honors in Business Administration from the Ca’ Foscari University in Venice.  After graduation, Mr. Mistron was involved in some research assignments for the Department of Economics at Ca’ Foscari University in Venice and attended a course at SDA Bocconi in Corporate Finance. Mr. Mistron’s area of expertise is Economics and Business Administration. Presently, he is Group Controller of the Luxottica Group.

Antonio Miyakawa is currently the Executive Vice President of the Wholesale Division for Luxottica Group S.p.A., a position he held since 2003. Previously he was President of our Asian operations, a position he has held since 1999. Prior to this he served as Executive Vice President of Luxottica’s Japanese operations. Prior to joining Luxottica Group S.p.A., Mr. Miyakawa was a junior consultant for Compact S.r.l. (an Italian consulting firm) working on various Luxottica matters.

Paolo Mollo joined Luxottica Group S.p.A. in 1990 as a member of our finance department. Mr. Mollo has been Production Planning Manager since 1993 and Logistics Manager since 2000. Mr. Mollo graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Mario Pacifico has been Head of Internal Auditing since he joined Luxottica Group S.p.A in 2003. Prior to joining Luxottica Group S.p.A., he was VP of Internal Auditing of Prada Group. From 1990 to 2000, Mr. Pacifico was Controller of Eni’s upstream Italy Division, Chief Financial Officer of Agip Trading B.V. and an Audit Manager in Agip S.p.A. Mr. Pacifico graduated from Luigi Bocconi University in Milan with a degree in Business Administration and Economics.

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

Compensation

Set forth below is information regarding total cash compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2004:

Name	Base Compensation (Euro)	Other Compensation (Euro)	Total Cash Compensation (Euro)
Leonardo Del Vecchio Chairman of the Board of Directors	138,928	992,111	1,131,039
Luigi Francavilla Deputy Chairman	138,448	931,939	1,070,387
Andrea Guerra Chief Executive Officer since July 27, 2004	307,536	221,521	529,057
Tancredi Bianchi Director	81,706	—	81,706
Mario Cattaneo Director	71,706	—	71,706
Enrico Cavatorta Director	71,706	384,336	456,042
Roberto Chemello Director	87,354	880,207	967,561
Claudio Del Vecchio Director	71,706	294,097	365,803
Sergio Erede Director since September 14, 2004	27,066	—	27,066
Sabina Grossi Director	79,818	118,858	198,676
Gianni Mion Director since September 14, 2004	27,066	—	27,066
Lucio Rondelli Director	102,354	—	102,354
Giancarlo Tomasin Chairman of the Board of Statutory Auditors	80,150	—	80,150
Mario Medici Member of the Board of Statutory Auditors	53,333	16,700	70,033
Walter Pison Member of the Board of Statutory Auditors	54,173	63,800	117,973

Aggregate compensation paid by us to our senior management (excluding directors) as a group (17 people) was approximately Euro 6.1 million in 2004, of which approximately Euro 1.0 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted in 2004 options to purchase an aggregate of 634,500 of our ordinary shares at an exercise price of Euro 13.79 per share. These options expire on January 31, 2013. Additionally, in 2004 certain members of this group were granted options to purchase our ordinary shares under two separate grants, each of which provided for the options to vest only if certain economic or financial conditions were met in the future. In September 2004, our Chairman and majority shareholder allocated 9,600,000 of our shares that he holds to a stock option plan for top management. The members of this management group received 2,400,000 options to purchase our shares exercisable at Euro 13.67. The options vest only upon meeting certain economic objectives and, if vested, terminate in 2014. In October 2004, under an incentive plan covering 1,000,000 ordinary shares, members of this management group received 680,000 options to purchase shares exercisable at a price of U.S. $18.59 per share. These options become exercisable upon the meeting of certain financial performance measures over the period ending December 2006.

The aggregate amount set aside or accrued during the year ended December 31, 2004 to provide pension and retirement benefits for our directors who are also members of our management was Euro 203,000. Our directors who are not members of management do not receive such benefits.

Employees

As of December 31, 2004, we employed approximately 55,000 employees worldwide, of whom approximately 40,800 were employed in the United States and 5,800 were employed in Italy. As of such date, about 100 employees were in management positions, approximately 8,800 were employed in our manufacturing and wholesale segment and approximately 46,100 were employed in our retail segment. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those Pearle Vision employees subject to collective bargining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 5,590 of our employees. This agreement was renewed in May 2004. We expect an average wage increase rate of three percent per year under the new agreements. The agreement for mechanical workers, which covers approximately 210 of our employees, was renegotiated in 2002. In addition to the national collective bargaining agreement for workers, we typically enter into separate, local contracts with labor unions representing our employees. In December 2002, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. This new agreement, covers approximately 5,590 employees and provides for a variable wage related to our financial results, instead of an increasing wage base. Moreover, we have decided to increase the number of part-time positions. We have also recently established a regular long-term training program which is aimed at a large number of employees. In 2003, we extended the training program to all middle management in Italy.

In November 2004, an agreement with the local union representing employees at IC Optics S.p.A. was signed to provide an indemnity fund for all the employees until December 2005, which includes those workers who still depend from this indemnity.

Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory separation payments based on their compensation levels and length of employment. As of December 31, 2004, we had reserved Euro 52.7 million for such separation payments in our consolidated financial statements.

Pearle Vision currently has two collective bargaining agreements in place.  One collective bargaining agreement, between Pearle Vision and the Local 888, United Food and Commercial Workers, is set to expire February 28, 2007 (the “888 CBA”). The 888 CBA covers 16 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate, Sales Associate and Optician.  The other collective bargaining agreement, between Pearle Vision and the Local 108, Retail, Wholesale and Department Store Union, is set to expire December 31, 2006 (the “103 CBA”).  The 103 CBA covers 79 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate, Sales Associate and Optician.

Share Ownership

Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of June 15, 2005, by each of our directors and executive officers who own in excess of one percent of our outstanding ordinary shares.

Shareholder	Issuer	Shares owned as of June 15, 2005		Percentage Ownership
Leonardo Del Vecchio	Luxottica Group S.p.A.	314,803,339	(1)	69.97%

(1)                                  Includes 78,839,690 shares held of record by Delfin S.r.l., 65,553,649 shares held of record by La Leonardo Finanziaria S.r.l. and 170,410,000 shares held of record by Leoinvest S.r.l.. Delfin S.r.l., La Leonardo Finanziaria S.r.l. and Leoinvest S.r.l. are entities established and controlled by Mr. Del Vecchio, and Mr. Del Vecchio holds voting and investment power over the shares held by such entities.

Except as otherwise indicated above, each of our directors and our executive officers owns less than one percent of our outstanding ordinary shares.

In March 1998, we adopted an employee stock option plan providing for the issuance of options covering up to 12,250,000 ordinary shares of nominal value Euro .06 each. As a result of the change in the par value of our ordinary shares from Lire to Euro, which was approved by our shareholders at the annual meeting held on June 26, 2001, the number of ordinary shares available for issuance under the plan was reduced to 10,798,642. Our Board of Directors administers the stock option plan. The purpose of the plan is to provide additional incentives to our key employees. Grants under the stock option plan may be of non-qualified options and/or incentive stock options. Under the plan, the Board of Directors may not grant an option for a term of more than nine years from the date of grant, or for a term that expires after March 31, 2011. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as the higher of (i) the closing market price of our ADRs on the business day immediately preceding the date of the grant, and (ii) the average of the closing market prices for each business day during the 30-day period ending on the date of the grant. Options granted under the plan generally become exercisable in three equal installments beginning on January 31 of the year after the date of grant and expire nine years after such date.

In September 2001, we adopted an additional employee stock option plan providing for the issuance of options covering up to 11,000,000 ordinary shares of nominal value Euro .06 each. The purpose and administration of the 2001 stock option plan are similar to those of the 1998 stock option plan, with the only significant difference being that the latest option termination date is March 31, 2017.

As of December 31, 2004, there had been ten separate grants under the option plans described above, detailed as follows:

	Number of ordinary shares underlying options granted(1)	Exercise Price(1)		Expiration Date	Options held by officers and directors (1)(2)
1998 Grant	3,380,400	Euro	7.38	January 31, 2007	155,000
1999 Grant	3,679,200	Euro	4.38	January 31, 2008	165,800
2000 Grant	2,142,200	Euro	9.52	January 31, 2009	306,000
2001 Grant	2,079,300	U.S. $	15.20	January 31, 2010	285,600
2002 Incentive (3)	1,170,000	U.S. $	16.06	January 31, 2010	870,000
2002 Grant	2,348,400	U.S. $	17.80	January 31, 2011	302,700
2003 Grant	2,397,300	Euro	10.51	January 31, 2012	324,300
2004 Grant	2,035,500	Euro	13.79	January 31, 2013	846,000
2004 Extraordinary Grant	1,000,000	U.S. $	18.59	January 31, 2012	680,000
2004 Incentive	9,600,000	Euro	13.67	December 31, 2014	9,600,000

(1)           As restated to reflect the June 2000 two-for-one stock split.

(2)           As restated to reflect changes among our officers and directors during 2004.

(3)           The performance targets for this plan were not met and therefore the options were terminated without vesting in 2005.

Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange

Overview

On November 4, 2003, the New York Stock Exchange (the “NYSE”), established new corporate governance rules for listed companies. Under the new NYSE rules, we are permitted, as a listed foreign private issuer, to adhere to the corporate governance standards of our home country in lieu of certain NYSE corporate governance rules so long as we disclose the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the NYSE listing standards.

Our corporate governance practices are governed principally by the Italian Code of Corporate Governance issued by Borsa Italiana and generally by the rules and regulations of Commissione Nazionale per le Società e la Borsa, or CONSOB, for Italian companies (collectively, the “Italian Corporate Governance Policies”).

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

The Italian Corporate Governance Policies recommend that an “adequate number” of non-management directors serve on the board of directors of an Italian company, but do not require the board of directors to consist of a majority of independent directors. The standards for determining director independence under the Italian Corporate Governance Policies are substantially similar to the NYSE listing standards for U.S. listed companies. The Italian Corporate Governance Policies do not require our non-management directors to meet at executive sessions without management.

Based on standards under the Italian Corporate Policies, our Board of Directors has determined that, among its 12 members, four directors are independent. This number of independent directors complies with the “adequate number” of non-management directors recommended by the Italian Corporate Governance Policies. Luxottica’s non-management directors do not have regularly scheduled executive sessions without management.

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

In anticipation of such requirement, the Board of Directors has designated the Board of Statutory Auditors as the appropriate body to act as the “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards.  The Board of Statutory Auditors will act as the Audit Committee beginning with the annual meeting of shareholders to be held in 2006.  Beginning on July 31, 2005 and until the annual meeting of shareholders to be held in 2006, the Board of Directors has determined that “within the scope of the tasks assignable by the Board of Directors,” the functions of the Audit Committee will be performed by the Internal Control Committee.  Additional information regarding our Internal Control Committee and Board of Statutory Auditors is set forth below.

Italian law requires neither the establishment of board committees nor the adoption of written committee charters. With respect to the nomination of directors, the Italian Corporate Governance Policies recommend that each Italian listed company file with its registered office, at least ten days before its annual meeting of stockholders, a list of the personal and professional qualifications of each proposed director nominee. The Italian Corporate Governance Policies also recommend that, if an Italian listed company appoints a committee to select, or recommend the selection by the board of directors of, director nominees for the next annual meeting of stockholders, a majority of this committee be comprised of non-management directors. Our director nominees are selected by our entire Board of Directors, and we comply with the Italian Corporate Governance Policies’ recommendation that we timely file with our registered office a list of the personal and professional qualifications of each of our proposed director nominees.

The Italian Corporate Governance Policies recommend, but do not require, that Italian listed companies appoint a compensation committee and that a majority of this committee be comprised of non-management directors. In accordance with Italian law, our Executive Committee, which does not consist of a majority of independent directors, performs the functions of a compensation committee, including the review of our officers’ compensation and our stock option plans. The Italian Corporate Governance Policies also do not require Italian listed companies to have an audit committee, but do require companies to appoint a Board of Statutory Auditors. Additional information regarding our Board of Statutory Auditors is set forth below.

Internal Control Committee

Our Internal Control Committee consists of three independent directors.  The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system and the proper use of accounting principles in conjunction with our administration managers and auditors.  The committee reports to the Board of Directors at least twice a year.

Board of Statutory Auditors

Our Board of Statutory Auditors is appointed by our stockholders and serves for a period of three years. Italian law establishes the qualifications of candidates that may be appointed as members of the Board of Statutory Auditors, including the requirement that members not concurrently serve on the listed company’s board of directors. Our By-Laws are required to ensure that at least one member of the Board of Statutory Auditors may be elected by our minority stockholders. Our by-laws comply with this provision providing that at least one effective and one alternate member may be elected by our stockholders holding at least 3 percent of our outstanding shares.

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

Corporate Governance Guidelines; Certification

The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to stockholders. Italian law does not require any such certification by the Chief Executive Officer.

Italian Corporate Governance Policies require that listed companies annually report to their shareholders at the annual general meeting on their corporate governance system. Our Company complies with such requirement. You may find our corporate governance report on our website at www.luxottica.com.

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement or recommendation under Italian law. However, under SEC rules, all companies required to submit periodic reports to the SEC, including us, must disclose in their annual reports whether they have adopted a code of ethics for their principal executive officer and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of business conduct and ethics required by the NYSE listing standards and the code of ethics for senior financial officers required by the SEC’s rules.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as of June 15, 2005, the beneficial ownership of ordinary shares by (1) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own five percent or more of the outstanding ordinary shares (including ordinary shares represented by ADSs); and (2) all directors and executive officers as a group.

Identity of Person or Group	Amount of Shares Owned		Percent of Class
Leonardo Del Vecchio	314,803,339	(1)	69.97%
Giorgio Armani	22,724,000		5.05%
Directors and Executive Officers as a Group	322,910,443	(2)	71.77%

(1)                                Includes ordinary shares held by entities controlled by Mr. Del Vecchio and ordinary shares represented by ADSs over which Mr. Del Vecchio controls the power to vote. See Item 6—“Directors, Senior Management and Employees—Share Ownership.”

(2)                                Includes ordinary shares represented by ADSs owned by directors and members of senior management.

The ordinary shares held by Mr. Del Vecchio, Mr. Armani and our other directors and executive officers have the same voting rights as the shares held by other shareholders.

Mr. Del Vecchio beneficially owns approximately 69.97 percent of our outstanding ordinary shares (including any shares represented by ADSs) and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

Related Party Transactions

Fixed Assets

In January 2002, a subsidiary of ours acquired certain assets for Euro 28.5 million and assumed a bank loan from “Partimmo S.a.S.”, a company owned by our Chairman. The assets acquired were a building, and all improvements thereto, for a total cost of Euro 42.0 million. We recorded these assets at their historic cost. Our headquarters are located in this building. The bank loan acquired had an outstanding balance of Euro 20.6 million on such date. In November 2004, the loan was fully repaid. In connection with the acquisition of this building, our subsidiary entered into an agreement leasing a portion of this building to our Chairman for Euro 0.5 million annually. The expiration date of this lease is 2010.

Investment

 Prior to 2002, a U.S. subsidiary of ours held 1,205,000 of our ordinary shares, which had been previously purchased at a cost of U.S. $3.1 million (Euro 2.4 million at historical exchange rates). These shares were sold during 2002 for U.S. $8.8 million (Euro 9.3 million). An after-tax net gain of U.S. $6.5 million (Euro 6.9 million) was recorded as an increase to our additional paid-in capital balance. Approximately 63 percent of these shares were sold to a related party with an after-tax net gain of U.S. $ 4.3 million (Euro 4.4 million).

License Agreement

 We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers tradename is owned by Retail Brand Alliance, Inc., which is controlled by Claudio Del Vecchio, one of our directors. The license agreement expired on March 31, 2003 and was renewed in January 2005. For the fiscal year 2004 conditions were not changed and royalties paid to Retail Brand Alliance, Inc. for such agreement were Euro 1.4 million, Euro 1.1 million and Euro 0.9 million in the years ended December 31, 2002, 2003 and 2004, respectively.

In July 2004, we signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini tradename is owned by Retail Brand Alliance, Inc., which is controlled by Claudio Del Vecchio, one of our directors. The license agreement expires on December 31, 2007. For the year ended December 31, 2004, royalties paid to Retail Brand Alliance, Inc. for such agreement were Euro 0.1 million.

Stock Incentive Plan

On September 14, 2004, our Chairman and majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for our top management. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense will be recorded for the options issued to management under this plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

ITEM 8.  FINANCIAL INFORMATION

Financial Statements

See Item 18—“Financial Statements.”

Legal Proceedings

The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

Oakley Patent Infringement and Related Claims

Luxottica Group S.p.A. and certain of our subsidiaries were named as defendants in an action filed in the U.S. District Court for the Central District of California for patent infringement and related claims originally commenced by Oakley, Inc. (“Oakley”) in 1998 against Bausch & Lomb Incorporated and certain of its subsidiaries for alleged infringement of certain patents owned by Oakley. Luxottica Group S.p.A. and certain of our subsidiaries were named as defendants because, in connection with our acquisition of the Ray-Ban business in 1999, we assumed certain of Bausch & Lomb’s liabilities, including the potential liability for the alleged patent infringement. In November 2001, Oakley filed a second action in the same court naming Luxottica Group S.p.A. and certain of our subsidiaries as defendants, alleging that the defendants purportedly misappropriated what Oakley claimed are certain of its trade dress, allegedly consisting of sunglasses that feature coordinated colored lenses, frames and ear stems. The complaint also asserted that two colors of lens coatings used in manufacturing by us and our subsidiaries infringe on an Oakley patent that is also involved in the first action. In November 2001, the court granted a preliminary injunction that prohibits the defendants from offering, selling and importing sunglasses featuring the lenses having the coating. In December 2002, the defendants filed an answer and counterclaims, denying the allegations in Oakley’s complaint in all material respects. In April 2003, the parties entered into a settlement agreement, pursuant to which neither party admitted any wrongdoing, and all of the cases and counterclaims described above were dismissed with prejudice, and the preliminary injunction described above was dissolved.

Sunglass Hut Shareholder Lawsuit

In May 2001, certain former stockholders of Sunglass Hut International, Inc., or Sunglass Hut, commenced an action in the U.S. District Court for the Eastern District of New York against Luxottica Group S.p.A., its acquisition subsidiary formed to acquire Sunglass Hut and certain other defendants, on behalf of a purported class of former Sunglass Hut stockholders. The action alleges in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities laws and rules thereunder, in connection with the acquisition of Sunglass Hut in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement prior to the commencement of the tender offer with the former chairman of Sunglass Hut, which purportedly involved paying consideration to such person for his Sunglass Hut shares and his support of the tender offer that was higher than that paid to Sunglass Hut’s stockholders in the tender offer. The plaintiffs are seeking, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates.

Luxottica Group S.p.A. and the other defendants filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted Luxottica Group S.p.A.’s motion to dismiss plaintiffs’ claim under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, but denied our motion to dismiss the claim under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former Chairman of Sunglass Hut, and the claim of aiding and abetting alleged breaches by Sunglass Hut’s former directors of their fiduciary duties, noting that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs’ allegations in the complaint as true.

On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, our Chairman, as a defendant in respect of the two remaining claims.

An October 31, 2005 trial date has been set for this proceeding.

We continue to believe that the claims that were not dismissed are without merit and that our defenses are meritorious, and will continue to defend against such claims vigorously. However, we can provide no assurance as to the outcome of the case.

California Vision Health Care Service Plan Lawsuit

In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of our subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action.  The claims have been partially dismissed.  The remaining claims, against LensCrafters, EYEXAM and EyeMed Vision Care, LLC, allege various statutory violations relating to the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement and restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California. In May 2004, the trial court stayed all proceedings in the case pending the California Supreme Court’s decision in a case against Cole and its subsidiaries expected to address certain legal questions related to the issues presented in this case. The Supreme Court has not yet scheduled oral argument on that appeal. Although we believe that our operational practices and advertising in California comply with California law, an adverse decision in this action or by the Supreme Court in the suit against Cole might cause LensCrafters, EYEXAM and EyeMed to modify or close their activities in California. Further, LensCrafters, EYEXAM and EyeMed might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims allege various statutory violations related to the operation of Pearle Vision Centers in California including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement and restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California. In July 2002, the trial court entered a preliminary injunction to enjoin defendants from certain business and advertising practices. Both Cole and the State of California appealed that decision. On November 26, 2003, the appellate court issued an opinion in which it stated that because California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers, the trial court should have enjoined defendants from advertising the availability of eye examinations at Pearle Vision Centers.  The appellate court also ruled in Cole’s favor with respect to charging dilation fees, which ruling partially lifted the preliminary injunction with respect to these fees that had been imposed in July 2002.  On March 3, 2004, the California Supreme Court granted Cole’s petition for review of the portion of the appellate court’s decision stating that California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers.  The appellate court’s decision directing the trial court to enjoin defendants from advertising these activities was stayed pending the Supreme Court’s resolution of the issue.  The Supreme Court has not yet scheduled oral argument on that appeal. Although we believe that Cole’s operational practices and advertising in California comply with California law, the appellate ruling may, if unmodified by the Supreme Court, compel Cole and its subsidiaries to modify or close their activities in California. Further, Cole and its subsidiaries might be required to pay civil penalties, damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

Cole SEC Investigation

Following Cole’s announcement in November 2002 of the restatement of its financial statements, the Securities and Exchange Commission (“SEC”) began an investigation into Cole’s previous accounting.  The SEC subpoenaed various documents from Cole and deposed numerous former officers, directors and employees of Cole.  The course of this investigation or other litigation or investigations arising out of the restatement of Cole’s financial statements cannot be predicted. In addition, under certain circumstances Cole would be obliged to indemnify the individual current and former directors and officers who are named as defendants in litigation or who are or become involved in an investigation. Cole is honoring its obligations to advance reasonable attorneys’ fees incurred by current and former officers and directors who are involved in the SEC investigation subject to undertakings provided by such individuals. Cole has insurance available with respect to a portion of these indemnification obligations. If the investigation develops into litigation and Cole is not successful in defending against that litigation, or is obligated to indemnify individuals who do not succeed in defending against such litigation, there may be a material adverse effect on our financial condition, cash flow and results of operations.

Antitrust Investigation by the Attorney General of the State of New York

In December 2002, we were informed that the Attorney General of the State of New York had begun an investigation into the Company’s pricing and distribution practices relating to sunglasses under applicable state and U.S. federal antitrust laws.  The office of the Attorney General recently advised the Company that it has closed its investigation without taking any action whatsoever against the Company.

Review by the Supreme Court of India regarding RayBan Sun Optics India Ltd.

On August 29, 2003, the Securities Appellate Tribunal, or SAT, in India upheld the order of the Securities Exchange Board of India to require our subsidiary Ray Ban Indian Holdings Inc. to make a public offer in India to acquire up to an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. On October 30, 2003, we announced that we intended to comply with the SAT’s decision and that we, through our subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. In accordance with applicable Indian regulation, our subsidiary placed in escrow Rs 226 million (Euro 4.2 million) with the Manager of the public offer. On November 17, 2003, the Supreme Court of India stayed the SAT’s order and directed that the matter be further reviewed at the end of January 2004, provided that our subsidiary issue a letter of credit for Rs 630.6 million (Euro 11.9 million) in favor of the Indian securities regulatory agency within the following four-week period). Our subsidiary complied with such requirement, and the appeal is pending before the Supreme Court of India. If we are ultimately required to make the public offer, the aggregate cost of the offer could be approximately Euro 19 million, including stipulated interest increments.

Cole National Shareholder Class Action

On July 14, 2004, a shareholder of Cole filed a shareholders’ class action complaint against Cole, its directors and the Company in the Delaware Chancery Court, known as Pfeiffer v. Cole National Corp., et al., Civil Action No. 569-N. The complaint alleges, among other things, that the individual defendants breached their fiduciary duties as directors and/or officers to Cole by causing Cole to enter into an agreement to be acquired by the Company for $22.50 per share “without having exposed the company to the marketplace through fair and open negotiations with all potential bidders and/or an active market check or open auction for sale of the company.” The complaint seeks preliminary and permanent injunctive relief against the merger, rescission of the merger if it is consummated, and/or damages and other associated relief. No answer has yet been served to this complaint. The Company believes that the action is without merit.

It is the opinion of management that the outcome of existing claims against us will not have a material adverse effect on our consolidated financial position or results of operations. However, the outcome of these litigation claims is inherently uncertain, and there can be no assurance that one or more of these actions, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition. In addition, we may be subject to material claims, judgments or proceedings in the future which, if adversely determined, may have a material adverse effect on our business, results of operations and financial condition. See Item 3—”Key Information—Risk Factors—Our business could be adversely affected by legal proceedings to which we are, or may become, a party.”

Dividend Distributions

See Item 3—“Key Information—Dividends” and Item 10—“Additional Information.”

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

	New York Stock Exchange		Italian Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2000	17.00	7.97	17.62	15.24
2001	17.99	12.15	20.62	13.41
2002	20.85	11.82	22.95	11.75
2003	18.15	10.23	14.82	9.25
First Quarter	14.05	10.23	13.48	9.25
Second Quarter	14.11	10.69	12.37	9.85
Third Quarter	15.48	13.73	13.96	11.67
Fourth Quarter	18.15	14.40	14.82	12.35
2004
First Quarter	17.85	15.18	14.08	12.44
Second Quarter	16.90	15.18	13.98	12.83
Third Quarter	17.85	16.30	14.55	13.36
Fourth Quarter	20.39	17.99	15.40	14.38
December 2004	20.39	19.22	15.03	14.40
2005
January 2005	21.67	20.06	16.61	15.13
February 2005	21.99	20.55	17.02	15.76
March 2005	21.30	20.40	16.22	15.45
April 2005	21.08	19.69	16.51	15.33
May 2005	20.75	19.78	16.91	15.43

The high and low closing prices of the ADSs on the New York Stock Exchange for the first quarter of 2005 were U.S. $21.99 and U.S. $20.06, respectively. The high and low closing prices of the ordinary shares on the Italian Stock Exchange for the first quarter of 2005 were Euro 17.02 and Euro 15.13, respectively.

ITEM 10.  ADDITIONAL INFORMATION

Memorandum and Articles of Association as of December 31, 2004

Our Objectives

Our Articles of Association provide that Luxottica Group S.p.A.’s principal objectives are, among other things, (i) the ownership and management of other companies or entities both in Italy and abroad, (ii) financing and managerial coordination of the owned companies and entities and (iii) providing credit support for our subsidiaries. The Legislative Decree No. 58 of February 24, 1998 regulating the Italian financial markets (“Decree No. 58”) and our Articles of Association contain, among other things, provisions to the following effect:

Directors

The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company, except for the acts that the law reserves for shareholders’ meetings. Compensation of the directors is determined by our Board of Directors and approved by the ordinary shareholders at the annual meeting of shareholders.

Directors are not required to hold ordinary shares of Luxottica Group S.p.A. as a qualification for office.

Rights Attaching to Ordinary Shares

Dividends

We are required to pay an annual dividend on the ordinary shares if approved by a majority of shareholders at the annual general meeting that must be held within 180 days after the end of each year. Before dividends may be paid with respect to the results of any year, an amount equal to five percent of our net income for such year must be set aside to the legal reserve until the reserve, including amounts set aside during prior years, is equal to at least one-fifth of the nominal value of our issued share capital. See Item 3—“Key Information—Dividends.”

Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and shareholders may determine. Dividends are usually paid in accordance with the dates set annually by Borsa Italiana S.p.A. Dividends which are not collected within five years of the date on which they become payable are forfeited. Dividends are paid to those persons who hold the ordinary shares through an intermediary on a dividend payment date declared at the shareholders’ meeting. The intermediary, upon request by the shareholder, issues a certified statement of account allowing the shareholder to collect the dividends.

If dividends are not distributed and an appropriate reserve is created, the shareholders can adopt a resolution, at an extraordinary meeting, to convert such reserve into capital. In this case, the shares resulting from the increase are attributable to the shareholders in proportion to their ownership before the increase.

Notification of the Acquisition of Shares and Voting Rights

Pursuant to Italian securities laws and CONSOB (the Italian securities regulatory authority) implementing regulations thereof, any person acquiring any interest in excess of two percent in the voting shares of a listed company must give notice to CONSOB and the company whose shares are acquired. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

In addition, any person whose aggregate shareholding in a listed company exceeds or falls below two percent, five percent, 7.5 percent, ten percent and successive percentage multiples of five, respectively, of the listed company’s voting share capital is obligated to notify CONSOB and the listed company whose shares are acquired or disposed. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of five percent, ten percent, 25 percent, 50 percent and 75 percent, shares which: (i) a person may, directly or indirectly, acquire or sell; and (ii) a person may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days, should also be taken into account. The notification obligation is to be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or disposes of shares which causes his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification should be made (except in certain circumstances) within five trading days of the event that gives rise to the notification obligation.

Cross ownership between listed companies may not exceed two percent of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed two percent of the voting shares of the listed company and ten percent of the voting shares of the unlisted company. If the relevant threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The two percent limit for cross ownership is increased to five percent on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of two percent of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above two percent in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the later party to exceed the limit, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any shareholders’ resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60 percent of the company’s shares.

The validity of any agreement which governs the voting rights of the shares of a listed company or of its parent company is subject to the notification of such agreement to CONSOB, the publication of a summary of such agreement in the press and the filing of the agreement with the Register of Enterprises, in each case, within five days, ten days and 15 days, respectively, of the date of the agreement. Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised.

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

Any agreement of the nature described above can have a legal maximum term of three years (and may be renewed for an additional three-year term at its expiration), and if executed for an unlimited term shall otherwise expire three years after its execution. Any such agreement executed for an unlimited term can be terminated by a party upon six months’ prior notice. In the case of a public tender offer, shareholders who intend to participate in the tender offer may withdraw from the agreement without notice. CONSOB Regulation 11971/99 contains provisions which govern the method and content of the notification and publication of the agreements as well as any subsequent amendments thereto.

General Meetings

Meetings of the shareholders may be held at our executive offices in Italy, in any country in the European Union and in the U.S., following publication of notice of the meeting including the agenda in the “Gazzetta Ufficiale” at least 30 days before the date fixed for the meeting. The Bank of New York will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a shareholders’ meeting received by The Bank of New York. See “—Documents on Display.”

Meetings of shareholders may be either ordinary meetings or extraordinary meetings. Shareholders’ meetings may be called by the Board of Directors or the Board of Statutory Auditors. In the case of a listed company in Italy, Decree n. 58/98 provides that shareholders’ meetings must be convened upon the request of holders of ten percent of the issued and outstanding share capital within 30 days following receipt of such a request, provided that the request contains a summary of the matters to be discussed. The Board of Directors may, however, resolve not to convene a meeting if the interest of Luxottica so requires. In this case, the Court of Milan, on appeal by the shareholders who have asked for such meeting, can order by decree, after having conferred with the Board of Directors and the Board of Statutory Auditors, that such meeting be convened.

Holders of ordinary shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Each holder is entitled to cast one vote for each ordinary share held. Votes may be cast personally or by proxy, in accordance with applicable Italian regulation. However, the voting rights of ordinary shares held in breach of applicable law may in some cases not be exercised.

Ordinary shareholders’ meetings must be convened at least once a year to approve the annual financial statements of Luxottica Group S.p.A., which meeting must be convened within four months (or, under certain circumstances, six months) after the end of the financial year to which such financial statements relate. At ordinary shareholders’ meetings, shareholders resolve upon dividend distribution, if any, appoint the Directors, Statutory Auditors and external auditors, determine their remuneration and vote on business matters submitted by the Directors.

The quorum required, in person or by proxy, for an ordinary meeting, upon first notice is at least 50 percent of the total number of issued and outstanding ordinary shares, while on second call there is no quorum requirement. Resolutions at ordinary meetings may be adopted, in first and second calls, by a simple majority of ordinary shares represented at such meeting.

Extraordinary meetings of shareholders may be called to vote upon, among other things, proposed amendments to the by-laws, capital increases, mergers, spin-offs, issuance of debentures, appointment of receivers and similar extraordinary actions. Pursuant to Decree n. 58/98, extraordinary shareholders’ meetings shall be properly convened when, in the case of the first meeting, shareholders representing more than one-half of our share capital are present at the meeting, and in the case of the second and third meetings, shareholders representing, respectively, more than one-third and one-fifth of our share capital are present at the meeting. Resolutions are adopted on first, second and third calls of extraordinary shareholders meetings with the affirmative vote of holders of at least two-thirds of the shares represented at the meeting.

The meeting notice period of 30 days is reduced to, respectively, 20 days with respect to meetings convened at the request of minority shareholders and meetings convened to resolve upon Luxottica Group S.p.A.’s dissolution, and 15 days for meetings convened pending a public tender offer launched with respect to our ordinary shares. The notice may specify a date for a second meeting in the event that a quorum is not obtained at the first meeting. Notice of any meeting on third notice, which must be held within 30 days from the previously adjourned meeting, must be published at least eight days prior to the date of the meeting. In addition, a meeting will be deemed duly convened if shareholders representing 100 percent of Luxottica Group S.p.A.’s share capital, together with all members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting.

To attend any shareholders’ meeting, a holder of ordinary shares must, at least five days prior to the date fixed for the meeting, deposit a certified statement of account which evidences its ownership of the ordinary shares at our offices or with such agent banks as may be specified in the notice of meeting in exchange for an admission ticket and proxy form for the meeting. Such statements may be obtained by beneficial owners of the ordinary shares through the intermediaries associated with Monte Titoli (or such authorized centralized securities custody and administration system with which their accounts are held). Alternatively, beneficial owners may instruct the relevant intermediary to procure the admission tickets and proxy forms.

Shareholders may appoint proxies by completing the form attached to the admission ticket. Directors, Statutory Auditors, external auditors or our employees as well as employees of companies controlled by us may not vote as proxies for shareholders and any one proxy cannot represent more than 100 shareholders of Luxottica Group S.p.A.

Pursuant to Decree n. 58/98, proxies may be solicited by an intermediary (for example, banks or investment firms) on behalf of a qualified soliciting stakeholder (generally, one or more shareholders who own, and have owned for more than six months, at least one percent (or such lesser percentage determined by CONSOB) of our voting capital and who has been registered in our shareholders’ register as a holder of such shares for at least six months).

Proxies may be collected by a shareholders’ association provided that such association has been formed by certified private agreement, does not carry out business activities and is made up of at least 50 individuals each of whom owns no more than 0.1 percent of our voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association and proxies may be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different ways in compliance with the instructions expressed by each member who has granted a proxy to the association. CONSOB has established by implementing regulations provisions that govern the transparency and the proper performance of the solicitation and collection of proxies.

Our by-laws do not contain any limitations on the voting rights in respect of ordinary shares held by any shareholder. Resolutions adopted at a shareholders’ meeting are binding on all shareholders. However, each absent or dissenting shareholder (as well as any Director or Statutory Auditor) has the right, under Italian law, to ask a court to annul resolutions taken in violation of applicable laws or the by-laws. In addition, in a limited number of cases (including the merger of a listed company with, and its incorporation into, an unlisted company) applicable law grants dissenting and absent shareholders the right to obtain the redemption of their shares by the issuer at the average market price of the shares during the previous six-month period. A redemption can be effected either by utilizing the available reserves of the issuer (in which case the shares may be held and registered in the name of the issuer) or alternatively by a reduction of share capital of the issuer.

Preemptive Rights

Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such preemptive rights are waived or limited by a shareholders’ resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares and such waiver or limitation is in the interest of Luxottica Group S.p.A. It is likely that the preemptive rights generally available to holders of ordinary shares may not be fully available to holders of ADRs. See “ —Description of American Depositary Receipts—Share Dividends and Other Distributions.”

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

Preferential Shares

Under Italian law, a company such as ours may issue shares that have a preference over ordinary shares with respect to the distribution of dividends or surplus assets. At present, we have no such preferential shares outstanding and any issuance of such shares would be subject to approval by a majority of shareholders.

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

Minority Shareholders’ Rights

Each absent or dissenting shareholder may, within three months, ask a court to annul shareholders’ resolutions taken in violation of applicable laws or our by-laws. Each shareholder may bring to the attention of the Board of Statutory Auditors facts or acts which are deemed wrongful. Pursuant to Decree n. 58/98, if such shareholders represent more than two percent of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the shareholders’ meeting.

Shareholders representing more than five percent of our share capital have the right to report major irregularities to the relevant court. In addition, shareholders representing at least five percent of our share capital who have been registered as shareholders for at least six months may initiate a liability suit against the Directors, Statutory Auditors and general managers of Luxottica Group S.p.A. We may waive or settle the suit only if less than five percent of the shareholders vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award such costs against the relevant Directors, Statutory Auditors or general managers, or (ii) such costs cannot be recovered from such Directors, Statutory Auditors or general managers. In compliance with decree n. 58/98, our by-laws give minority shareholders the right to appoint one Statutory Auditor and one Alternate Auditor to the Board of Statutory Auditors. See Item 6—“Directors, Senior Management and Employees—Directors and Senior Management.”

Italian Tender Offer Rules

Under Decree n. 58/98, a public tender offer is required to be made by any person that through share purchases holds more than 30 percent of the voting stock of an Italian listed company. The public tender offer must cover the whole voting stock of the company. Similarly, under CONSOB rules, a public tender for the entire voting stock of a listed company must be made by any person who currently owns more than 30 percent of the voting stock of a company (but does not exercise majority voting rights at an ordinary shareholders’ meeting) and purchases or acquires through the exercise of subscription or conversion rights during a 12-month period more than three percent of the ordinary capital. The offer must be launched within 30 days from the date on which the relevant threshold was exceeded, and must be made at a price not lower than the average of the weighted average of the market price for the shares in the previous 12 months, and the highest price paid for the shares by the offeror during the same period.

CONSOB regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others: (i) when another person or persons jointly control the company; (ii) when a party exceeds the threshold as a result of shares transferred to it by a related party; and (iii) when the threshold is exceeded by a party following the exercise of pre-emption or conversion rights to which such party was entitled. Article 107 of the Testo Unico provides, however, that the acquisition of an interest above 30 percent of the voting stock of a company does not trigger the obligation to launch a 100 percent tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60 percent or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the shareholders of the company (excluding, for the purpose of calculating such majority, the offeror or any shareholder that holds an absolute or relative majority shareholding exceeding ten percent as well as the offeror’s subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a shareholders’ agreement (together, “persons or entities acting in concert with the offeror”)), (ii) if the offeror (including the persons or entities acting in concert with the offeror) has not acquired more than one percent of the voting stock of the company in the preceding 12 months and during the offer period and (iii) upon receipt of satisfactory evidence that the terms of (i) and (ii) have complied with CONSOB rules that a mandatory bid need not be made. However, after the offer has been completed the offeror nevertheless becomes subject to the duty to launch an offer for 100 percent of the voting stock if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than one percent of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90 percent or more of the voting stock of a company must launch an offer for the remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of four months. Any person who, following a tender offer for 100 percent of the voting stock, holds more than 98 percent of such voting stock is entitled to acquire the residual shareholding during a period of four months upon conclusion of the tender offer, if it has declared in the offering documentation its intention to make such acquisition. Shares held in breach of these rules cannot be voted and must be sold within 12 months.

Derivative Suits

Under Italian law, action against members of the Board of Directors, members of the Board of Statutory Auditors and General Managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of shareholders. In respect of listed companies, the Testo Unico provides for a new form of shareholders’ action against members of a board of directors, which may be brought by holders of at least five percent of the outstanding shares who have been registered in the shareholders’ register for at least six months. We are allowed to not commence, or to settle, the suit provided that shareholders representing at least five percent of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award these costs as part of the judgment against the relevant Directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such Directors, Statutory Auditors or general managers. In addition, Italian law permits a shareholder acting alone to bring an action against members of a board or directors in the event that such shareholder has suffered damages directly related to negligence or willful misconduct.

No Limitation of Ownership

Neither Italian law nor any of our constituent documents impose any limitations on the right of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares or the ADSs.

Description of American Depositary Receipts

The following is a summary of certain provisions of the Deposit Agreement, dated as of January 22, 1990, as amended and restated as of July 9, 1992, March 27, 1998, June 23, 2000 and July 16, 2001, among The Bank of New York, as depositary, the holders from time to time of ADRs issued thereunder and us. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this annual report. For more complete information, the entire agreement should be read. Copies of the Deposit Agreement are available for inspection at the principal Corporate Trust Office of The Bank of New York at 101 Barclay Street, New York, New York 10286.

ADRs are issued by The Bank of New York. Each ADR evidences an ownership interest in a number of American Depositary Shares, each of which represents one ordinary share that we deposit with UniCredito Italiano, as custodian under the Deposit Agreement. Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286, and its principal executive office is located at One Wall Street, New York, New York 10286.

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

Rights to Receive Additional Shares

If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York may make these rights available to ADR holders. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, or if The Bank of New York determines in its reasonable discretion that it is not lawful and feasible to make such rights available to all or certain owners, The Bank of New York may sell the rights and allocate the net proceeds to holders’ accounts. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, ADR holders will receive no value for them.

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

If we ask for instructions of an ADR holder, The Bank of New York will notify the ADR holder of the upcoming vote and arrange to deliver voting materials. The materials will (1) describe the matters to be voted on and (2) explain how ADR holders, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying the ADRs as directed. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Italian law and the provisions of our articles of association, to vote or to have its agents vote the shares or other deposited securities as instructed by the ADR holder. The Bank of New York will only vote or attempt to vote as instructed by the ADR holder and will not vote any of such holder’s shares or other deposited securities except in accordance with such instructions.

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

Credit Agreements and Other Financing Agreements

The U.S. $350 Million Credit Facility and the Convertible Swap Step-Up

To refinance previously issued Eurobonds, in June 2002, U.S. Holdings, a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million; the revolving loan was partially drawn as of December 31, 2004, with outstanding borrowings of U.S. $130.0 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (2.920 percent on the term loan portion and 2.917 percent on the revolver portion on December 31, 2004) and the credit facility allows U.S. Holdings to select interest periods of one, two or three months. Under this credit facility, U.S. $170 million was outstanding as of December 31, 2004. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2004.

In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (“2002 Swap”). The beginning and maximum notional amount of 2002 Swap is U.S. $275 million, which will decrease by U.S. $20 million quarterly, beginning with the quarter commencing on March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment at the three-month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. The 2002 Swap does not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and, as such, is marked to market with the gains or losses from the change in value reflected in current operations. Gains of Euro 635,000 and Euro 1,491,000 are included in current operations in 2003 and 2004, respectively.

The Euro 650 Million Credit Facility and the Intesa Swaps

In December 2002, we entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which required a balloon payment of Euro 200 million in June 2004 and repayment of equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor as defined in the agreement plus 0.45 percent (2.628 percent on December 31, 2004). The revolving portion provides borrowing availability of up to Euro 150 million which can be borrowed and repaid until final maturity. At December 31, 2004, Euro 75 million had been drawn under the revolving portion. Interest accrues on the revolving loan at Euribor as defined in the agreement plus 0.45 percent (2.623 percent on December 31, 2004). The final maturity of all outstanding principal amounts and interest is December 27, 2005. The Company has the option to choose interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. We were in compliance with these covenants as of December 31, 2004.

In December 2002, we entered into two interest rate swap transactions (the “Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million, which will decrease by Euro 100 million on June 27, 2004 and by Euro 25 million during each subsequent three-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985 percent.

The U.S. $300 Million Senior Unsecured Guaranteed Notes and the DB Swaps

On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million (Euro 238 million) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable date of maturity. The Notes are guaranteed on a senior unsecured basis by Luxottica Group S.p.A. and Luxottica S.r.l., a wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. We were in compliance with these covenants as of December 31, 2004.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swap”). The three separate agreements notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and to a floating rate of the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps are treated as fair value hedges of the related debt and qualify for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps is recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate.

The Euro 200 Million Credit Facility with Banca Intesa

On September 30, 2003, we entered into a five-year credit facility with Banca Intesa SpA of Euro 200 million, the proceeds of which had been used to finance partially the acquisition of 82.57 percent of the ordinary shares of OPSM and all of OPSM’s performance rights and options. The aggregate purchase price was AUD $442.7 million (Euro 253.7 million) including acquisition expenses.The new credit facility includes a Euro 150 million term loan, which will require repayment of equal semi-annual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.729 percent on December 31, 2004). The revolving loan provides borrowing availability of up to Euro 50 million, and amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2004, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.697 percent on December 31, 2004). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2004.

New Euro 740 Million and U.S. $325 Million Credit Facility

On June 3, 2004, we entered into a new five-year credit facility with a group of banks for an aggregate of Euro 740 million and an aggregate of U.S. $325 million in favor of Luxottica Group S.p.A. and our subsidiary U.S. Holdings. The new credit facility consists of three tranches: Tranche A is an amortizing term loan of Euro 405 million that is to be used to refinance Luxottica Group S.p.A.’s existing debt as it matures and for other general corporate purposes and will require nine equal quarterly installments of Euro 45 million beginning in June 2007; Tranche B is a term loan of U.S. $325 million that is to be used by U.S. Holdings to finance the acquisition of Cole and will mature in June 2009; and Tranche C is a revolving credit facility equivalent to Euro 335 million, available in Euro or U.S.$, in favor of both Luxottica Group S.p.A. and U.S. Holdings, that is to be used for general corporate purposes and will mature in June 2009. At December 31, 2004, U.S. $280 million (Euro 206.8 million) had been drawn from Tranche C by U.S. Holdings to finance the repayment of the existing Cole notes. We may select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate, plus a margin, and U.S. dollar-denominated loans based on the corresponding LIBOR rate, plus a margin of between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2004 was 2.628 percent for Tranche A, 2.456 percent for Tranche B and 2.889 percent on Tranche C. The new credit facility also contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2004. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa S.p.A., Bank of America, Citigroup Global Market Limited, HSBC Bank plc, Mediobanca – Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. Unicredito Italiano S.p.A. – New York Branch and Unicredit Banca d’Impresa S.p.A. act as Facility Agents. Under this credit facility, Euro 852 million was outstanding as of December 31, 2004.

The OPSM Credit Facility

In August 2004, OPSM, an indirectly owned subsidiary, renegotiated the recently expired multicurrency (AUD $/ HK $) loan facility with Westpac Banking Corporation. The credit facility has a maximum available line of AUD $100 million. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars, the rate is based on HIBOR (HK Inter Bank Rate) plus an overall 0.40 percent margin. At December 31, 2004, the interest rate was 5.85 percent and the facility was utilized for an amount of AUD $26.7 million. The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. OPSM was in compliance with these covenants as of December 31, 2004.

Cole National Merger Agreement

On January 23, 2004, as amended as of June 2, 2004 and July 15, 2004, the Company and Cole entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On October 4, 2004, Colorado Acquisition Corp. consummated its merger with Cole. As a result of the merger, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was approximately U.S. $500.6 million. In connection with the merger, the Company assumed outstanding indebtedness with an approximate aggregate principal balance of U.S. $283.7 million.

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

Updated reporting and record-keeping requirements are contained in recent Italian legislation which implements a European Union directive regarding the free movement of capital. Such legislation requires that transfers into or out of Italy of cash or securities in excess of Euro 12,500 be reported in writing to the Ufficio Italiano Cambi (the Italian Exchange Office) by residents or non-residents that effect such transfers directly, or by banks, securities dealers or “Poste Italiane S.p.A.” (Italian Mail) or other intermediaries that effect such transactions on their behalf. In addition, banks, securities dealers or “Poste Italiane S.p.A.” (Italian Mail) or other intermediaries effecting such transactions on behalf of residents or non-residents of Italy are required to maintain records of such transactions for five years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi will maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

Individuals, non-profit entities and certain partnerships that are resident in Italy must disclose on their annual tax declarations all investments held outside Italy and financial assets held at the end of a taxable period, as well as the total amount of transfers effected during a taxable period to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer owned such foreign investments or financial assets. No such disclosure is required if the total value of the investments and assets at the end of a taxable period, or the total amount of the transfers effected during the year, is not greater than Euro 12,500. Corporations and partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

•                  Partnerships and other pass-through entities;

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

•                  investors whose functional currency is not the U.S. dollar; or

•                  investors who do not hold the ordinary shares or ADSs as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”).

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

This discussion is based on the tax laws of Italy and of the United States, including the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the currently applicable Convention Between the United States of America and Italy for the Avoidance of Double Taxation with respect to

Taxes on Income and the Prevention of Fraud or Fiscal Evasion (the “Treaty”) and the Convention Between the United States of America and the Italian Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates and Inheritances (the “Estate Tax Convention”). These laws are subject to change, possibly on a retroactive basis and could affect the tax consequences described below. A new tax treaty and protocol between Italy and the United States (collectively, the “New Treaty”) to replace the current Treaty was signed on August 25, 1999, but is not yet in effect. The New Treaty would include an anti-abuse provision and a provision limiting treaty benefits to individuals, qualified governmental entities, companies that are publicly traded or that satisfy certain share ownership requirements, certain pension plans and other tax-exempt entities, and certain other persons meeting prescribed anti-treaty shopping requirements. The New Treaty also would clarify the availability of treaty benefits to entities that are treated as fiscally transparent under United States or Italian law.

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

For a non-Italian resident beneficial owner of the ordinary shares or ADSs to obtain a reduced rate of substitute tax on dividends pursuant to an applicable income tax treaty entered into by Italy, including the Treaty, the following procedure must be followed. The intermediary with which the shares are deposited must timely receive:

•                  a declaration by the beneficial owner of ordinary shares or ADSs that contains all the data identifying this person as the beneficial owner and indicates the existence of all the conditions necessary for the application of the relevant income tax treaty, as well as the elements that are necessary to determine the applicable treaty substitute tax rate; and

•                  a certification by the tax authorities of the beneficial owner’s country of residence that the beneficial owner of the ordinary shares or ADSs is a resident of that country for the purposes of the applicable income tax treaty that is valid until March 31 of the year following submission. The time for processing requests for certification by the applicable authorities will vary. The time normally required by the U.S. Internal Revenue Service (the “IRS”) is six to eight weeks.

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

Tax on Capital Gains.  Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non-resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected are subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADS and/or rights) disposed of is “qualified” or “non-qualified.” The disposal of a “qualified” shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a shareholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than five percent of the share capital or two percent of the shares with voting rights at an ordinary shareholders’ meeting of the corporation and (ii) in any twelve-month period following the date the ownership test under (i) is met, such shareholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non-resident shareholders upon disposal of a “non-qualified” shareholding, are in principle subject in Italy to a capital gain tax (“CGT”) at 12.5%. However, an exemption from CGT is provided for gains realized by non-resident shareholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of “non-qualified” shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non-Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration not to be resident in Italy for tax purposes, in order to benefit from this exemption. Upon disposal of a “qualified” shareholding, non-resident shareholders are in principle subject to Italian ordinary taxation on 40% of the capital gain realized.

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

Under the Treaty, a person who is considered a U.S. resident for purposes of the Treaty and is fully entitled to benefits under the Treaty will not incur Italian capital gains tax on disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs form part of a business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell ordinary shares or ADSs may be required to timely produce appropriate documentation establishing that the above-mentioned conditions for non-taxability of capital gains under the Treaty have been satisfied. Such treatment will not be changed by the capital gains provisions of the New Treaty.

Transfer Tax.  An Italian transfer tax is normally payable on the transfer of shares in an Italian company by and/or to Italian residents; no general exception is provided from the transfer tax for transfers made by non-residents of Italy. Sales of securities on a stock exchange are exempt, however, from the Italian transfer tax.

Inheritance and Gift Tax.  According to Law No. 383 of 18 October 2001 (“Law No. 383”), starting from 25 October 2001, Italian inheritance and gift tax, previously payable on the transfer of the Shares as a result of death or donation, has been abolished.

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

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as the Shares) which, if sold for consideration, would give rise to capital gains subject to the imposta sostitutiva (CGT) provided for by Italian Legislative Decree No. 461 of 21 November 1997. In particular, if the donee sells the Shares for consideration within five years from the receipt thereof as gift, the donee is required to pay the relevant imposta sostitutiva on capital gains as if the gift has never taken place.

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

•                  an estate whose income is subject to United States federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership, or an entity treated for U.S. tax purposes as a partnership, holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding ordinary shares or ADSs should consult their tax advisors.

Taxation of Dividends.  Under the United States federal income tax laws, a U.S. holder must include as gross income the gross amount of any dividend paid by Luxottica Group S.p.A. out of its current or accumulated earnings and profits, as determined for United States federal income tax purposes. Such holder must also include any Italian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive such amounts withheld. The dividend is ordinary income that must be included in income when the U.S. holder, in the case of ordinary shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that must be included in income for a U.S. holder will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date he converts the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder’s basis in the shares or ADSs and thereafter as capital gain.

Subject to certain generally applicable limitations, the Italian withholding or substitute tax imposed on dividends in accordance with the Treaty and paid over to Italy will be creditable against a U.S. holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to the U.S. holder under Italian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder’s United States federal income tax liability. See “—Italian Tax Law—Withholding or Substitute Tax on Dividends” for the procedures for obtaining a tax refund.

Dividends paid by foreign corporations generally constitute income from sources outside the United States, but generally will be “passive income” or “financial services income” which are treated separately from other types of income for purposes of computing the foreign tax credit allowable. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit for Italian withholding taxes imposed on dividends paid on ordinary shares or ADSs.

Certain dividends received by non-corporate U.S. holders in taxable years beginning before January 1, 2009 in respect of ordinary shares or ADSs will be taxed at the rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%) if the dividends are “qualified dividends.” This reduced income tax rate is only applicable to dividends paid by U.S. corporations and “qualified foreign corporations” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate shareholder such as an individual) for a minimum holding period (generally, more than 60 days during the 120-day period beginning 60 days before the ex-dividend date). We believe that we are a “qualified foreign corporation” and that dividends paid by us to individual U.S. holders of ordinary shares held for the minimum holding period should thus be eligible for the reduced income tax rate. See “—Passive Foreign Investment Company Considerations” for a discussion of certain restrictions on “qualified foreign corporation” status. Non-corporate U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Taxation of Capital Gains.  If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs and such shares constitute a capital asset in the hands of the U.S. holder, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder, recognized in taxable years which begin before January 1, 2009, is generally taxed at a maximum rate of 15 percent for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations. A corporation organized outside the U.S. generally will be classified as passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income”, or (b) the average percentage of the gross value of its assets that produce “passive income” or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special “look-through” rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Where the “look-through” rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25%-owned subsidiary as well as dividends and interest received from such a 25%-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2004. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a shareholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in “—Taxation of Dividends”), and our dividends would not be eligible for the reduced 15% U.S. income tax rate.

Although, as stated above, we strongly believe that we are not, and we do not expect to become, a PFIC, we suggest that all existing and potential U.S. holders consult their own tax advisors regarding the potential tax impact if we were determined to be a PFIC.

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

U.S. holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s income tax liability by filing a timely refund claim with the IRS.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers, and in accordance therewith we file reports and other information with the SEC. Reports and other information filed by us are available for inspection and copying, upon payment of fees prescribed by the SEC, at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The public may also view our annual reports and other documents filed with the SEC on the Internet at www.sec.gov.

We furnish The Bank of New York, as depositary with respect to the ADSs, with annual reports in English (or a translation or summary in English of the Italian reports), which include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We also furnish The Bank of New York with quarterly reports in English (or a translation or summary in English of the Italian reports) that include unaudited interim financial information prepared in conformity with U.S. GAAP. If requested by us, The Bank of New York arranges for the mailing of such reports to registered holders of ADRs. We also furnish to The Bank of New York, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. To the extent permitted by law, The Bank of New York makes such notices, reports and communications available to holders of ADRs in such manner as we request and mails to holders of ADRs a notice containing the information (or a summary thereof in a form provided by us) contained in any notice of a shareholders’ meeting received by The Bank of New York. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

At December 31, 2004, our interest rate sensitivity was limited to our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities and certain fixed-rate debt that was converted to floating rate through an interest rate swap (see below). Included in this amount are the following credit agreements: Unicredito Italiano of U.S. $350 million (of which U.S. $170 million was outstanding), our credit facilities with Banca Intesa S.p.A. of Euro 650 million (of which Euro 275 million was outstanding and Euro 175 million was unhedged) and of Euro 200 million (of which Euro 175 million were outstanding), and our credit facility with a group of banks of Euro 740 million and U.S. $325 million (of which Euro 612 million and U.S. $325 million was outstanding). As of such date, debt under the UniCredito Italiano facility bore interest at LIBOR plus 0.5 percent (2.920 percent for the term loan and 2.917 percent for the revolving loan for the relevant interest period at December 31, 2004), debt under unhedged the Banca Intesa credit facility of Euro 650 million bore interest at the rate of Euribor plus 0.45 percent (2.628 percent for the term loan and 2.623 percent for the revolving loan for the relevant interest period at December 31, 2004), debt under the Banca Intesa credit facility of Euro 200 million bore interest at the rate of Euribor plus 0.55 percent (2.729 percent for the term loan and 2.697 percent for the revolving loan for the relevant interest period at December 31, 2004) and debt under our credit facility with a group of banks bore interest at the rate of Euribor, on Euro-denominated loans, and LIBOR, on U.S. $ denominated loans, plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio as defined in the agreement (2.628 percent for the term loan denominated in Euro and 2.456 percent for the term loan denominated in U.S. $ and 2.889 percent for the revolving loan for the relevant interest period at December 31, 2004). Additionally, in 2003 we issued U.S. $300 million of fixed rate senior unsecured guaranteed notes in three series. We immediately entered into three interest rate swaps to hedge such series of notes, thereby effectively changing the fixed rate to a variable rate of six-month LIBOR plus a spread of 0.6575 percent or 0.73 percent depending on the series. This Swap has effectively increased our exposure to interest rate fluctuations. However, the effect of a ten percent change in interest rates (upward or downward) at December 31, 2004 would not have had a material effect on our future annual pretax earnings and cash flows. This was calculated by us, based on our expected future pretax earning and cash flows with an interest rate adjustment of ten percent above and below the rates in effect as of December 31, 2004. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation. For U.S.$-denominated activities, we used an exchange rate of Euro 1.00 = U.S. $1.30.

We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have six interest rate derivatives outstanding as of December 31, 2004:

•                  We have an outstanding Convertible Swap Step-up (“Swap”) with an initial notional amount of U.S. $275 million. This Swap converts a portion of the U.S. $350 million UniCredito loan to a mixed position rate agreement. This Swap allows our U.S. subsidiary to pay a fixed rate of interest if LIBOR remains under certain thresholds and for our U.S. subsidiary to receive an interest payment of three-month LIBOR as defined in the agreement. This instrument does not qualify as a hedge for the debt and as such the changes in its fair value are recorded in the statement of operations in the period they occur;

•                  In December 2002, we entered into two interest rate swap transactions (the “Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million, which decreased by Euro 100 million on June 28, 2004 and will decrease by Euro 25 million in each subsequent three-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility disclosed above. The Intesa Swaps exchange the floating rate based on Euribor to a fixed rate of 2.985 percent per annum;

•                  In September 2003, we entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swap”). The three separate agreements, notional amounts and interest payment dates coincide with those of the Senior Unsecured Guaranteed Notes issued on the same date. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and to a floating rate of the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps are treated as fair value hedges of the related debt and qualify for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps is recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate.

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

In the first case, a strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products and/or reduce our gross margins. In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

Effective January 1, 2001, we adopted SFAS 133. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

SFAS 133 requires that all derivatives, whether designed in hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) in the consolidated statement of shareholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as hedge, changes in fair value are recognized in operations.

From time to time, we use derivative financial instruments, principally interest rate and currency swap agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates.  As of December 31, 2004, we had a single AUD $10,000,000 short-term (less than thirty days to maturity) forward Euro/AUD contract. We may enter into other derivative financial instruments when we assess that the risk can be hedged effectively.

In the second case, a substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the year ended December 31, 2004:

	U.S. Dollars	Euro	Other	Total
Revenues	63%	18%	19%	100%
Operating expenses	58%	26%	16%	100%

Because a large portion of our revenues and expenses are denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

The acquisitions of Sunglass Hut in 2001, OPSM in 2003 and Cole in 2004 have further increased our exposure to fluctuations in currency exchange rates. The majority of the operations, assets and liabilities of Sunglass Hut and Cole are denominated in U.S. dollars while for OPSM the operations, assets and liabilities are mostly denominated in Australian dollars.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

As of the end of the period covered by this annual report (the “Evaluation Date”) we performed an evaluation, under the supervision and with the participation of our management pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective at the reasonable assurance level.

(b)           Not applicable.

(c)           Not applicable.

(d)           Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Enrico Cavatorta, one of its members, qualifies as an “audit committee financial expert,” as defined in SEC rules. We have an Internal Control Committee composed of three Independent Directors, two of whom (Mr. Lucio Rondelli, Chairman, and Mr. Tancredi Bianchi) so far have been appointed by the Board of Directors.

Item 16B. Code of Ethics

The Board of Directors adopted a Code of Ethics applicable, as may be amended from time to time, to our principal executive officer, principal financial officer and all of our other management employees We will provide a copy of our Code of Ethics upon request and without charge. You may also obtain a copy of our Code of Ethics on our website at www.luxottica.com.

Item 16C. Principal Accountant Fees and Services

Deloitte & Touche S.p.A., or Deloitte & Touche, was engaged as our independent registered accounting firm to audit our consolidated financial statements for the years ended December 31, 2003 and 2004. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting tasks for us around the world. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Internal Control Committee, all audit services for the annual audit of Luxottica Group S.p.A.’s own financial statements and for the audit of the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all permissible non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost. Updates on audit and non-audit services to be provided by Deloitte & Touche are provided to the Board quarterly.

The following table sets forth the aggregate fees billed to us by Deloitte & Touche for 2003 and 2004:

Thousands of Euro	2003 Fees	2004 Fees
Audit fees (including annual audit and semi-annual reviews)	2,007	2,294
Audit related fees (including benefit plan audits and acquisition due diligence)	1,105	697
Tax fees (including compliance and planning)	1,368	2,877
All other fees (including royalty audits)	87	148
Total fees	4,567	6,016

Our Board of Directors has approved all of the audit and non-audit fees of Deloitte & Touche for the year 2004 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

Index to Consolidated Financial Statements
Report of Independent Registered Public Accountants
Consolidated Balance Sheets, December 31, 2003 and 2004
Statements of Consolidated Income for the Years Ended December 31, 2002, 2003 and 2004
Statements of Consolidated Shareholders’ Equity for the Years Ended December 31, 2002, 2003 and 2004
Statements of Consolidated Cash Flows for the Years Ended December 31, 2002, 2003 and 2004
Notes to Consolidated Financial Statements
Consolidated Financial Statement Schedules
Schedule II-Valuation and Qualifying Accounts/Allowance for Doubtful Accounts

Deloitte & Touche S.p.A.
Piazza San Vito, 37
31100 Treviso
Italia

Tel: +39 0422 5875
Fax: +39 0422 579471
www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and Subsidiaries (collectively, “the Company”) as of December 31, 2003 and 2004 and the related statements of consolidated income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the consolidated financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Our audits also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte & Touche

Treviso, Italy
April 29, 2005

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Roma Torino Treviso Verona Vicenza	Member of Deloitte Touche Tohmatsu

Sede Legale: Via Tontona, 25-20144 Milano

Capitale Sociale: sottoscritto e versato Euro 10.327.590,00-deliberato Euro 10.850.000,00

Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2004(*)

ASSETS

	2003	2004	2004
	(Euro/000)		(US $/000)(1)
CURRENT ASSETS:
Cash and cash equivalents	299,937	257,349	$348,399
Accounts receivable
(Less allowance for doubtful accounts, €21.5 million in 2003, and €23.4 million in 2004; US $31.7 million)	353,516	406,437	550,234
Sales and income taxes receivable	34,259	33,120	44,838
Inventories	404,216	433,158	586,409
Prepaid expenses and other	50,714	69,151	93,617
Asset held for sale—Pearle Europe	—	143,617	194,429
Deferred tax assets	124,451	104,508	141,483
Total current assets	1,267,093	1,447,340	1,959,409
PROPERTY, PLANT AND EQUIPMENT—net	497,435	599,245	811,258
OTHER ASSETS:
Goodwill	1,328,914	1,500,962	2,032,002
Intangible assets—net	764,698	972,091	1,316,017
Investments	13,055	13,371	18,102
Other assets	41,481	23,049	31,204
Total other assets	2,148,148	2,509,473	3,397,325
TOTAL	3,912,676	4,556,058	$6,167,992

See Notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2003	2004	2004
	(Euro/000)		(US $/000)(1)
CURRENT LIABILITIES:
Bank overdrafts	516,905	290,531	$393,321
Current portion of long-term debt	390,935	405,369	548,789
Accounts payable	178,616	222,550	301,288
Accrued expenses
Payroll and related	77,780	137,947	186,753
Customers’ right of return	7,423	8,802	11,916
Other	140,608	238,832	323,331
Income taxes payable	11,011	12,722	17,223
Total current liabilities	1,323,278	1,316,753	1,782,621
LONG-TERM DEBT	862,492	1,277,495	1,729,473
LIABILITY FOR TERMINATION INDEMNITIES	47,241	52,656	71,286
DEFERRED TAX LIABILITIES	161,102	215,891	292,273
OTHER LONG-TERM LIABILITIES	124,157	173,896	235,420
COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	19,872	23,760	32,166
SHAREHOLDERS’ EQUITY:
Capital stock par value €0.06-454,477,033 and 455,205,473 ordinary shares authorized and issued at December 31, 2003 and 2004, respectively; 448,042,247 and 448,770,687 shares outstanding at December 31, 2003 and 2004, respectively;	27,269	27,312	36,975
Additional paid-in capital	40,423	47,167	63,855
Retained earnings	1,619,312	1,812,073	2,453,184
Accumulated other comprehensive loss, net of tax	(242,483)	(320,958)	(434,513)
Total	1,444,521	1,565,594	2,119,501
Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2003 and 2004, respectively	69,987	69,987	94,748
Shareholders’ equity	1,374,534	1,495,607	2,024,753
TOTAL	3,912,676	4,556,058	$6,167,992

See Notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004(*)

	2002	2003	2004	2004
	(Euro/000)			(US $/000)(1)
NET SALES	3,201,788	2,852,194	3,255,300	$4,407,025
COST OF SALES	(946,134)	(903,617)	(1,040,697)	(1,408,896)
GROSS PROFIT	2,255,654	1,948,577	2,214,603	2,998,129
OPERATING EXPENSES:
Selling and advertising	(1,360,340)	(1,235,757)	(1,376,546)	(1,863,568)
General and administrative	(293,806)	(281,033)	(345,243)	(467,390)
Total	(1,654,146)	(1,516,790)	(1,721,789)	(2,330,958)
INCOME FROM OPERATIONS	601,508	431,787	492,814	667,171
OTHER INCOME (EXPENSE):
Interest income	5,036	5,922	6,662	9,019
Interest expense	(65,935)	(47,117)	(56,115)	(75,968)
Other — net	(1,167)	(799)	13,792	18,672
Other income (expenses)—net	(62,066)	(41,994)	(35,661)	(48,277)
INCOME BEFORE PROVISION FOR INCOME TAXES	539,442	389,793	457,153	618,894
PROVISION FOR INCOME TAXES	(162,696)	(117,328)	(161,665)	(218,862)
INCOME BEFORE MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	376,746	272,465	295,488	400,032
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,669)	(5,122)	(8,614)	(11,661)
NET INCOME	372,077	267,343	286,874	$388,371

See Notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

	Years ended December 31,
	2002	2003	2004	2004
	(Euro)			(US $)(1)
EARNINGS PER SHARE: BASIC	0.82	0.60	0.64	$0.87
EARNINGS PER SHARE: DILUTED	0.82	0.59	0.64	$0.86
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	453,174.0	448,664.4	448,275.0
Diluted	455,353.5	450,202.1	450,360.9

See Notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004(*)

(Euro/000)			Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income (Loss) Net of Tax	Accumulated Other Comprehensive Income (Loss) Net of Tax	Treasury Shares Amount, at Cost	Consolidated Shareholders’ Equity
	Common Stock
	Shares	Amount

BALANCES, JANUARY 1, 2002	452,865,817	27,172	18,381	1,152,508		147,116	(2,334)	1,342,843
Exercise of stock options	1,397,783	84	9,483					9,567
Translation adjustment					(202,357)	(202,357)		(202,357)
Minimum pension liability, less taxes of Euro 15.8 million					(26,569)	(26,569)		(26,569)
Tax benefit on stock options			3,894					3,894
Sale of treasury shares, net of taxes of Euro 5.5 million			6,935				2,334	9,269
Purchase of treasury shares							(24,547)	(24,547)
Change in fair value of derivative instruments, net of taxes of Euro 3.6 million					10,929	10,929		10,929
Dividends declared (Euro 0.17 per share)				(77,211)				(77,211)
Net income				372,077	372,077			372,077
Comprehensive income					154,080
BALANCES, DECEMBER 31, 2002	454,263,600	27,256	38,693	1,447,374		(70,881)	(24,547)	1,417,895
Exercise of stock options	213,433	13	1,476					1,489
Translation adjustment					(169,307)	(169,307)		(169,307)
Minimum pension liability, net of taxes of Euro 0.7 million					(1,228)	(1,228)		(1,228)
Tax benefit on stock options			254					254
Purchase of treasury shares							(45,440)	(45,440)
Change in fair value of derivative instruments, net of taxes of Euro 0.4 million					(1,067)	(1,067)		(1,067)
Dividends declared (Euro 0.21 per share)				(95,405)				(95,405)
Net income				267,343	267,343			267,343
Comprehensive income					95,741
BALANCES, DECEMBER 31, 2003	454,477,033	27,269	40,423	1,619,312		(242,483)	(69,987)	1,374,534
Exercise of stock options	728,440	43	5,950					5,993
Translation adjustment					(79,897)	(79,897)		(79,897)
Minimum pension liability, net of taxes of Euro 0.2 million					248	248		248
Tax benefit on stock options			794					794
Change in fair value of derivative instruments, net of taxes of Euro 0.2 million					1,174	1,174		1,174
Dividends declared (Euro 0.21 per share)				(94,113)				(94,113)
Net income				286,874	286,874			286,874
Comprehensive income					208,399
BALANCES, DECEMBER 31, 2004	455,205,473	27,312	47,167	1,812,073		(320,958)	(69,987)	1,495,607
Comprehensive income(1)					$282,131
BALANCES, DECEMBER 31, 2004 (US $/000)(1)	455,205,473	$36,975	$63,855	$2,453,184		$(434,513)	$(94,748)	$2,024,753

See Notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED CASH FLOWS

FOR YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004(*)

	2002	2003	2004	2004
	(Euro/000)			(US $/000)(1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	372,077	267,343	286,874	$388,371
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in income of consolidated subsidiaries	4,669	5,122	8,614	11,662
Depreciation and amortization	145,980	134,840	152,751	206,794
(Benefit) provision for deferred income taxes	(7,785)	12,865	45,414	61,481
Gain on disposals of fixed assets—net	(1,212)	(124)	—	—
Unrealized foreign exchange gain	—	—	(13,445)	(18,202)
Termination indemnities matured during the year—net	5,977	2,403	6,768	9,163
Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	(17,522)	23,888	(15,819)	(21,416)
Prepaid expenses and other	56,339	(43,556)	749	1,014
Inventories	(58,573)	17,120	64,467	87,275
Accounts payable	8,926	(45,029)	7,062	9,561
Accrued expenses and other	(78,611)	(39,857)	(14,724)	(19,934)
Accrual for customers’ right of return	(3,147)	(249)	727	984
Income taxes payable	9,161	(7,494)	(1,555)	(2,105)
Total adjustments	64,202	59,929	241,009	326,277
Cash provided by operating activities	436,279	327,272	527,883	714,648

See Notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

	2002	2003	2004	2004
	(Euro/000)			(US $/000)(1)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(173,330)	(81,288)	(117,420)	(158,963)
Disposals	4,646	3,839	198	268
Purchases of businesses net of cash acquired	(27,428)	(342,432)	(362,978)	(491,400)
Increase in investments	(7,611)	(501)	—	—
(Additions) disposals of intangible assets-net	28,611	(48,177)	(301)	(407)
Cash used in investing activities	(175,112)	(468,559)	(480,501)	(650,502)
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	1,000,714	619,859	1,187,601	1,607,774
Repayments	(1,408,308)	(332,045)	(935,443)	(1,266,403)
Use of restricted cash deposit	201,106	—	—	—
(Decrease) increase overdraft balances	(21,712)	156,290	(246,680)	(333,955)
Sales of treasury shares	9,269	—	—	—
Investment in treasury shares	(24,547)	(45,440)	—	—
Exercise of stock options, including tax benefit	13,461	1,743	6,787	9,188
Dividends	(77,211)	(95,405)	(94,113)	(127,410)
Cash (used in) provided by financing activities	(307,228)	305,002	(81,848)	(110,806)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(46,061)	163,715	(34,466)	(46,660)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	199,202	151,418	299,937	406,055
Effect of exchange rate changes on cash and cash equivalents	(1,723)	(15,196)	(8,122)	(10,996)
CASH AND EQUIVALENTS, END OF YEAR	151,418	299,937	257,349	$348,399
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest	58,162	44,951	58,371	79,023
Cash paid during the year for income taxes	137,650	110,609	108,440	146,806
Acquisition of businesses:
Fair value of assets acquired	—	102,323	157,905	213,772

See Notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies (“LensCrafters”), Sunglass Hut International, Inc. and its subsidiaries (“Sunglass Hut International”), OPSM Group Limited and its subsidiaries (“OPSM”) since August 2003, and Cole National Corporation and its wholly owned subsidiaries (“Cole”) since October 4, 2004. As of December 31, 2004, LensCrafters operated 888 stores throughout the United States of America and Canada; Sunglass Hut International operated 1,858 stores located in North America, Europe and Australia; OPSM operated 598 stores under three brands across states and territories in Australia, New Zealand, Hong Kong, Singapore and Malaysia; and Cole National operated 2,407 owned stores and 472 franchised specialty retailers of optical products and personalized gifts located in the United States of America and Canada. Certain of the Company’s U.S. subsidiaries also are engaged as providers of managed vision care benefits and claims payment administrators whose programs provide comprehensive eyecare benefits primarily directed to large employers and health maintenance organizations.

Principles of Consolidation and Basis of Presentation—The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned subsidiaries. The Company’s investments in unconsolidated subsidiaries which are at least 20 percent owned and where the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Luxottica Group holds a 44 percent interest in an affiliated manufacturing and wholesale distributor, located in India, and a 50 percent interest in an affiliated company located in Great Britain, which are both accounted for under the equity method. The results of operations of these investments are not material to the results of the operations of the Company. Investments in other companies in which the Company has less than a 20 percent interest are carried at cost. All significant intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has included a variable interest entity (the “Trust”), consisting of a synthetic operating lease, for one of Cole’s facilities. The Trust is included in these consolidated financial statements since the Company is required to absorb any expected losses from, and will receive the majority of expected returns on, the activities of the Trust, and is the primary beneficiary of the Trust. The assets of Euro 1.6 million and liabilities of Euro 1.6 million have been consolidated into the financial statements as of December 31, 2004. Future operating results of the Trust are not expected to have a material effect on the Company’s financial position or operating results.

The North America Retail Division fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America Retail Division for the 53-week period ended January 3, 2004 and the 52-week period ended January 1, 2005.

Foreign Currency Translation and Transactions—Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of accumulated other comprehensive income (loss).

The Company has one subsidiary in a highly inflationary country. However, the operations of such subsidiary are currently not material to the Company’s consolidated financial statements.

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in consolidated income in such year.

Cash and Cash Equivalents—Luxottica Group considers investments purchased with a remaining maturity of three months or less to be cash equivalents.

Bank Overdrafts—Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (See “Credit Facilities” included in Note 14 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiary agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories—Luxottica Group’s manufactured inventories, approximately 76.9 percent and 65.0 percent of total frame inventory for 2003 and 2004, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method, “FIFO”), or market value. Retail inventory not manufactured by the Company or its subsidiaries are stated at the lower of cost, as determined on a retail last-in, first-out method (“LIFO”), FIFO or weighted-average cost, or market value. The LIFO reserve was not material as of December 31, 2003 and 2004.

Property, Plant and Equipment—Property, plant and equipment are stated at historical cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the related assets as follows:

Estimated Useful Life
Buildings and building improvements	19 to 40 years
Machinery and equipment	3 to 12 years
Aircraft	25 years
Other equipment	5 to 8 years
Leasehold improvements	lesser of 10 years or the remaining life of the lease

Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the Statements of Consolidated Income.

In 2003, management determined that the useful lives of certain machinery and equipment were longer than originally expected based upon useful lives of similar fully amortized assets which are still in use. A change in accounting estimate was recognized to reflect this decision resulting in an immaterial increase in net income for the 2003 fiscal year.

Capitalized Lease Property—Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill—Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested for impairment as of December 31st of each year and, in November 2002, in connection with the announcement of the termination of the license agreement for the production and distribution of the Giorgio Armani and Emporio Armani collections. Such tests are performed at reporting unit level which consists of two units, Wholesale and Retail, as required by the provisions of SFAS No.142, Goodwill and Other Intangible Assets. For the years ended December 31, 2002, 2003 and 2004, the result of this process was the determination that the carrying value of each reporting unit of the Company was not impaired and, as a result, the Company has not recorded a goodwill impairment charge.

Trade Names and Other Intangibles—In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 6). Intangibles include among other items distributor networks, customer lists and contracts, franchise agreements, and license agreements and are amortized over the respective useful lives. All intangibles are subject to test for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the years ended December 31, 2002, 2003 and 2004 was Euro 42.2 million, Euro 42.6 million and Euro 51.6 million, respectively.

Impairment of Long-Lived Assets—Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the assets, the Company would recognize an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset in accordance with SFAS 144. The Company determined that, for the years ended December 31, 2002, 2003 and 2004, there had been no impairment in the carrying value of its long-lived assets.

Store Opening and Closing Costs—Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the Statements of Consolidated Income during fiscal 2002, 2003 and 2004 were not material.

Self Insurance—The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2003 and 2004 self insurance accruals were Euro 18.6 million and Euro 36.1 million, respectively.

Income Taxes—Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Liability for Termination Indemnities—Termination indemnities represent amounts accrued for employees in Australia, Austria, Greece, Israel, Italy and Japan, determined in accordance with labour laws and agreements in each respective country (see Note 9).

Revenue Recognition—Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

Wholesale Division revenues are recorded from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, Revenue Recognition When Right of Return Exists, are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned. This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations.

Retail Division revenues, including internet and catalog sales, are recorded upon receipt by the customer at the retail location, or when goods are shipped directly to the customer for internet and catalog sales. In some countries, the Company allows retail customers to return goods for a period of time and as such the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Also included in Retail Division revenues are managed vision care revenues consisting of (i) insurance revenues which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

Cole earns and accrues franchise revenues based on sales by franchisees which are accrued as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by Cole and when the related store begins operations. Accruals are established for amounts due under these relationships determined to be uncollectible.

The Retail Division also sells separately priced extended warranty contracts with terms of coverage of 12 to 24 months. Revenues from the sale of these warranty contracts are deferred and amortized over the lives of the contracts, while costs to service the warranty claims are expensed as incurred.

A reconciliation of the changes in deferred revenue from the sale of warranty contracts and other deferred items is as follows:

(Thousands of Euro)	2003	2004
Begining balance	845	512
Translation difference	(120)	(3,631)
Cole acquired balances	—	44,161
Warranty contracts sold	—	10,152
Other deferred revenues	4,319	3,922
Amortization of deferred revenues	(4,532)	(14,152)
Total	512	40,964
Current	512	31,948
Non-current	—	9,016

The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded as cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Managed Vision Care Underwriting and Expenses—The Company sells vision insurance plans which generally have duration of up to two years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported, with a high degree of confidence. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period.

Advertising and Direct Response Marketing—Costs to develop and create newspaper, television, radio and other media advertising are expensed as incurred, and the costs to communicate the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising. Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs.

With the acquisition of Cole in October 2004, the Company receives a reimbursement from its Pearle franchisees for certain marketing costs. Operating expenses in the Consolidated Statements of Income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales. The amount received in fiscal year 2004 for such reimbursement was Euro 4.2 million.

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

Earnings Per Share—Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2002, 2003 and 2004. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options and warrants) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

In thousands	2002	2003	2004
Weighted average shares outstanding—basic	453,174.0	448,664.4	448,275.0
Effect of dilutive stock options	2,179.5	1,537.7	2,085.9
Weighted average shares outstanding—dilutive	455,353.5	450,202.1	450,360.9
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	1,974.7	4,046.6	2,169.6

Fair Value of Financial Instruments—Financial instruments consist primarily of cash and cash equivalents, marketable securities, trade account receivables, accounts payable, long-term debt and derivative financial instruments. Luxottica Group estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices, when available. At December 31, 2003 and 2004, the fair value of the Company’s financial instruments approximated the carrying value.

Stock-based Compensation—The Company has elected to follow the accounting provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) for stock-based compensation and to provide the disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-based Compensation—Transition and Disclosure (collectively, “SFAS 123”) (see Note 10). No stock-based employee compensation cost is reflected in net income, as all options granted under the plans have an exercise price equal to the market value of the underlying stock on the date of the grant. The Company changed its method to value options issued after January 1, 2004 from the Black-Scholes model to a binomial model as the Company believes a binomial valuation technique will result in a better estimate of the fair value of the options. The following table illustrates the effect on net income and earnings per share had the compensation costs of the plans been determined under a fair-value based method as stated in SFAS 123:

(Thousands of Euro):	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Net income as reported	372,077	267,343	286,874
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of taxes	(9,359)	(11,127)	(9,964)
Pro-forma (Unaudited)	362,718	256,216	276,910

Basic earnings per share (Euro):
As reported	0.82	0.60	0.64
Pro-forma (Unaudited)	0.80	0.57	0.62

Diluted earnings per share (Euro):
As reported	0.82	0.59	0.64
Pro-forma (Unaudited)	0.80	0.57	0.61

The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model for options issued prior to January 1, 2004 and using a binomial model for options issued after such date with the following weighted average assumptions:

	2002	2003	2004
Dividend yield	0.70%	1.06%	1.71%
Risk-free interest rate	4.48%	3.65%	2.92%
Expected option life (years)	5	5	5.44
Expected volatility	47.04%	36.00%	36.56%
Weighted average fair value (Euro)	7.37	5.45	5.10

The Company recognizes forfeitures as they occur for the years 2002 and 2003 and changing to the binomial approach in 2004 has assumed a forfeiture rate of six percent for 2004 grants.

Derivative Financial Instruments—Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted (“SFAS 133”).

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) in the Statements of Consolidated Shareholders’ Equity and are recognized in the Statements of Consolidated Income when the hedged item affects operations. The effect of these derivatives in the Statements of Consolidated Operations depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the Statements of Consolidated Operations, under the caption “Other—net”.

Luxottica Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management policy to reduce its exposure to market risks from changes in interest and foreign exchange rates. Although it has not done so in the past, the Company may enter into other derivative financial instruments when it assesses that the risk can be hedged effectively.

Recent Accounting Pronouncements—In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities-an interpretation of ARB No.51 (“FIN 46-R”) to address certain FIN No. 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements for companies with interests in entities that are variable interest entities (“VIEs”) as defined under FIN No. 46. According to this interpretation, if a company has an interest in a VIE and is at risk for the majority of the VIE’s expected losses or receives a majority of the VIE’s expected gains it shall consolidate the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46-R is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIEs that are considered to be special purpose entities for which the effective date is no later than the end of the first reporting period ending after December 15, 2003. The Company adopted FIN 46-R on January 1, 2004 and such adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132-R, Employer’s Disclosures about Pensions and Other Postretirement Benefits, which requires additional disclosures in the financial statements about assets, obligations, and cash flows among other items. The new required disclosures are reflected in Note 9.

In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP FAS 106-2”), which supersedes FSP FAS 106-1. Under the Act of 2003, if a sponsor of retiree healthcare plans offers drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, it can be entitled to a federal subsidy equal to 28 percent of the prescription drug claims under the plan. FSP FAS 106-2 requires plan sponsors to disclose the effect of the subsidy on the net periodic expense and accumulated post retirement benefit obligation in their interim and annual financial statements for periods beginning after June 15, 2004. The effect of this Act on the Company’s current plans was immaterial and thus not disclosed separately due to the small number of eligible plan participants.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be recognized as period costs. In addition, this statement requires that the allocation of fixed production costs of conversion be based on the normal capacity of the production facilities. The adoption of such standard is for fiscal years beginning after June 15, 2005. The Company believes the adoption will not have a material effect on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment(“SFAS 123-R”) which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinions (“APB”) No. 25 Accounting for Stock

Issued to Employees. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments’ fair value. SFAS 123-R is effective for the Company on January 1, 2006. The Company is currently evaluating the impact of the adoption of SFAS 123-R.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 (“SFAS153”) SFAS 153 amends APB No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for reporting periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company’s consolidated financial statements.

Information Expressed in U.S. Dollars—The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into U.S. $ amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to U.S. $1.3538. Such rate was determined by using the noon buying rate of the Euro to U.S. $ as certified for custom purposes by the Federal Reserve Bank of New York as of December 31, 2004. Such translations should not be construed as representations that Euro amounts could be converted into U.S. $ at that or any other rate.

Reclassifications—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

2. RELATED PARTY TRANSACTIONS

Fixed Assets—In January 2002, a subsidiary of Luxottica Group acquired certain assets for Euro 28.5 million and assumed a bank loan from “Partimmo S.a.S.”, a company owned by the Company’s Chairman. The assets acquired were a building, including all improvements thereto, for a total cost of Euro 42.0 million. The Company recorded these assets at their historic cost. The Company’s headquarters are located in this building. The bank loan acquired had an outstanding balance of Euro 20.6 million on such date. In November 2004, the loan was fully repaid. In connection with the acquisition of this building the Company’s subsidiary entered into an agreement with the Company’s Chairman who leases a portion of this building for Euro 0.5 million annually. The expiration date of this lease is 2010.

Investment—On December 31, 2001, a U.S. subsidiary of the Company held 1,205,000 of the Company’s ordinary shares, which had been previously purchased at a cost of U.S. $3.1 million (Euro 2.4 million at historical exchange rates). These shares were sold during 2002 for proceeds of U.S. $8.8 million (Euro 9.3 million). The after-tax net gain of U.S. $6.5 million (Euro 6.9 million) was recorded as an increase to the Company’s additional paid-in capital balance. Approximately 63 percent of these shares were sold to a related party with an after-tax net gain of U.S. $4.3 million (Euro 4.4 million).

License Agreement—The Company has a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Brooks Brothers. The Brooks Brothers tradename is owned by Retail Brand Alliance, Inc., which is controlled by a Director of the Company. The license agreement expired on March 31, 2003 and was renewed in January 2005. For the fiscal year 2004 conditions were not changed and royalties paid to Retail Brand Alliance, Inc. for such agreement were Euro 1.4 million, Euro 1.1 million and Euro 0.9 million in the years ended December 31, 2002, 2003 and 2004, respectively.

In July 2004, the Company signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini tradename is owned by Retail Brand Alliance, Inc., which is controlled by a Director of the Company. The license agreement expires on December 31, 2007. For the year ended December 31, 2004, royalties paid to Retail Brand Alliance, Inc. for such agreement were Euro 0.1 million.

Stock Incentive Plan—On September 14, 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense will be recorded for the options issued to management under this plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

3. INVENTORIES

Inventories consisted of the following (thousands of Euro):

	December 31,
	2003	2004
Raw materials and packaging	62,209	50,656
Work in process	25,363	24,486
Finished goods	316,644	358,016
Total	404,216	433,158

4. ACQUISITIONS AND INVESTMENTS

a)                                    Sunglass Hut International, Inc.

On February 20, 2001, Luxottica Group formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. (“SGHI”), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company’s consolidated financial statements as of the acquisition date. The acquisition was accounted by using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of direct acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in APB No. 16, Business Combinations, subsequently superseded by SFAS No. 141, Business Combinations (“SFAS 141”). As a result of the final valuations, which were completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded as of December 31, 2001 increased by approximately Euro 147 million during the year ended December 31, 2002. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet.

The purchase price and expenses have been allocated based upon the valuation of the Company’s acquired assets and liabilities assumed as follows:

Thousands of Euro

Assets purchased:
Cash and cash equivalents	17,023
Inventories	90,034
Property, plant and equipment	113,212
Prepaid expenses and other current assets	14,717
Accounts receivable	2,161
Trade name—(useful life of 25 years, no residual value)	340,858
Other assets including deferred tax assets	34,657

Liabilities assumed:
Accounts payable and accrued expenses	(101,020)
Other current liabilities	(52,200)
Deferred tax liabilities	(135,340)
Long-term debt	(128,691)
Bank overdraft	(104,155)

Fair value of net assets	91,256
Goodwill	466,790
Total purchase price	558,046

b)                                     OPSM

In May 2003, Luxottica Group formed an indirect wholly-owned subsidiary in Australia, Luxottica South Pacific Pty Limited, for the purpose of making a cash offer for all outstanding shares, options and performance rights of OPSM Group Limited (“OPSM”), a publicly traded company on the Australian Stock Exchange. The cash offer commenced on June 16, 2003, received acceptances which increased Luxottica’s relevant interest in OPSM shares to 50.68 percent on August 8, 2003, and was completed on September 3, 2003. At the close of the offer, Luxottica South Pacific held 82.57 percent of OPSM’s ordinary shares. As a consequence of the acquisition, all options and performance rights were cancelled. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM’s shares on August 8, 2003, OPSM’s financial position and results of operations are reported in the consolidated financial statements since August 1, 2003. Results of operations for the seven day period ended August 7, 2003 were immaterial. The acquisition was accounted for in accordance with SFAS 141, and accordingly, the purchase price of Euro 253.7 million or Australian Dollar 442.7 million (including approximately Australian Dollar 7.2 million of direct acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. The valuation of OPSM’s acquired assets and assumed liabilities was completed in June 2004 without significant changes to the preliminary valuation. The excess of purchase price over the net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. The acquisition of OPSM was made as a result of the Company’s strategy to expand its retail business in Asia Pacific area.

The purchase price (including direct acquisition-related expenses) has been allocated based upon the valuation of the Company’s acquired assets and liabilities, assumed as follows (reported at the exchange rate on the date of acquisition):

Thousands of Euro
Assets purchased:
Cash and cash equivalents	5,990
Inventories	23,623
Property, plant and equipment	49,781
Prepaid expenses and other current assets	7,433
Accounts receivable	1,064
Trade name (useful life of 25 years, no residual value)	141,195
Other assets including deferred tax assets	12,616

Liabilities assumed:
Accounts payable and accrued expenses	(34,831)
Other current liabilities	(11,426)
Deferred tax liabilities	(42,359)
Minority interests	(11,246)
Bank overdraft	(42,914)

Fair value of net assets	98,926
Goodwill	154,750
Total purchase price	253,676

The following unaudited pro forma information for the years ended December 31, 2002 and 2003, summarizes the results of operations as if the acquisition of OPSM had been completed on January 1, 2002 and includes certain pro forma adjustments such as additional amortization of the trade name recorded at the acquisition date:

(Thousands of Euro, except per share data—Unaudited)	2002	2003
Net Sales	3,449,810	3,018,670
Income from Operations	615,764	439,676
Net Income	372,987	266,188
No. of Shares (Thousands)—Basic	453,174	448,664
No. of Shares (Thousands)—Diluted	455,353	450,202
Earnings per Share (Euro)—Basic	0.82	0.59
Earnings per Share (Euro)—Diluted	0.82	0.59

This pro forma financial information is presented for information purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2002.

On November 26, 2004, the Company through its wholly owned subsidiary, Luxottica South Pacific Pty Ltd., made an offer for all the unowned remaining outstanding shares of OPSM Group.

At the close of the offer on February 7, 2005, the Company held 98.5 percent of OPSM Group’s shares, which is in excess of the compulsory acquisition threshold. On February 8, 2005, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by the Company.

On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 21, 2005 it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 23, 2005 and as of that date the Company held 100.0 percent of OPSM Group’s shares.

c)                                      I.C. Optics

On January 13, 2003 the Company announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames. The initial ten-year agreement is renewable for an additional ten years. The transaction was completed through the purchase of IC Optics Group (“IC Optics”), an Italian-based group that produces and distributes eyewear, for an aggregate amount of Euro 5.4 million. Prior to this transaction, Gianni Versace S.p.A. and Italocremona S.p.A. held IC Optics through a 50/50 joint venture. The acquisition was accounted for in accordance with SFAS 141, and accordingly, the purchase price has been allocated to the fair market value of the assets and liabilities of the company acquired including an intangible asset for the license agreement for an amount of approximately Euro 28.8 million and goodwill for an amount of approximately Euro 10.7 million. Further, an amount of Euro 25 million has been paid for the option right, which enables the Company to extend the original license agreement for an additional ten years. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements.

d)                                     E.I.D.

On July 23, 2003, the Company announced the signing of a ten-year worldwide license agreement for exclusive production and distribution of prescription frames and sunglasses with the Prada and Miu Miu names. The deal was finalized through Luxottica’s purchase of two of Prada’s fully-owned companies named E.I.D. Italia and E.I.D. Luxembourg, that produce and distribute eyewear, for the amount of Euro 26.5 million. The acquisition was accounted for in accordance with SFAS 141, and accordingly, the purchase price has been allocated to the fair market value of the assets and liabilities of the companies acquired including an intangible asset for the license agreement for an amount of approximately Euro 29.7 million. Goodwill for an amount of Euro 11.1 million over net assets acquired has been recorded in the accompanying consolidated balance sheets. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements.

e)                                      COLE NATIONAL

On July 23, 2003, the Company formed an indirect wholly-owned subsidiary, Colorado Acquisition Corp., for the purpose of acquiring all the outstanding common stock of Cole, a publicly traded company on the New York Stock Exchange. On January 23, 2004, as amended as of June 2, 2004 and on July 15, 2004, the Company and Cole entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On October 4, 2004 Colorado Acquisition Corp. consummated its merger with Cole. As a result of the merger, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was approximately Euro 407.9 million (US Dollar 500.6 million). In connection with the merger, the Company assumed outstanding indebtedness with an approximately aggregate fair value of its principal balance of Euro 253.3 million (U.S. Dollar 310.9 million). The acquisition was accounted by using the purchase method, and accordingly, the purchase price of Euro 423.7 million (US Dollar 520.1 million), including approximately Euro 15.8 million (US Dollar 19.5 million) of direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities and all valuations have not yet been completed. As such, the final allocation of assets may change during 2005. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. The acquisition of Cole National was made as result of the Company’s strategy to continue expansion of its retail business in North America

The purchase price (including acquisition-related expenses) has been allocated based upon the preliminary valuation of the Company’s acquired assets and liabilities currently assumed as follows:

Thousands of Euro

Assets purchased:
Cash and cash equivalents	60,762
Inventories	89,631
Accounts receivable	114,385
Prepaid expenses and other current assets	12,503
Property, plant and equipment	45,759
Trade names (useful lives of 25 years, no residual value)	72,909
Distributor network (useful life of 23 years, no residual value)	98,321
Customer list and contracts (useful life of 21-23 years, no residual value)	68,385
Other intangibles	37,122
Asset held for sale—Pearle Europe	143,617
Other assets	11,299

Liabilities assumed:
Accounts payable	(47,782)
Accrued expenses and other current liabilities	(176,571)
Deferred tax liabilities, net	(21,550)
Long-term debt	(253,284)
Bank overdraft	(22,668)
Other non current liabilities	(74,933)

Fair value of net assets	157,905
Goodwill	265,835
Total purchase price	423,740

The Company believes that the preliminary allocation of the purchase price is reasonable, but it is subject to revision upon completion of the final valuation of certain assets and liabilities, which is expected to occur during the third quarter of 2005. As such, the purchase price allocation set forth above may change during 2005 to reflect the final amounts.

Included under the caption “Asset held for sale—Pearle Europe” in the above table and on the consolidated balance sheet at December 31, 2004 is the fair value of the Company’s investment in Pearle Europe B.V. (“PE”) established through negotiations with the majority shareholder of PE to acquire the asset. As part of the acquisition of Cole, the Company acquired approximately 21 percent of PE’s outstanding shares. A change of control provision included in the Articles of Association of PE required Cole to make an offer to sell these shares to the shareholders of PE within 30 days of the change of control, which deadline was extended by agreement of the parties. In December 2004, substantially all the terms of the sale were established at a final cash selling price of Euro 144.0 million, subject to customary closing conditions. The sale transaction closed in January 2005 (see Note 15). As the asset is denominated in Euros, which is not the functional currency of the subsidiary that held the investment, the Company has recorded an unrealized foreign exchange gain of approximately Euro 13.4 million (US Dollar 18.2 million) as of December 31, 2004 relating to the changes in the US Dollar/Euro exchange rate between October 4, 2004 (the date of the acquisition) and through December 31, 2004.

The following unaudited pro-forma information for the years ended December 31, 2003 and 2004 summarizes the results of operations as if the acquisition of Cole had been completed on January 1, 2003 and includes certain pro forma adjustments such as additional amortization expense attributable to identifiable intangibles:

(Thousands of Euro, except per share data— Unaudited)	2003	2004
Net Sales	3,901,288	4,027,057
Income from Operations	417,598	488,223
Net Income	251,605	276,212
No. of Shares (Thousands)—Basic	448,664	448,275
No. of Shares (Thousands)—Diluted	450,202	450,361
Earnings per Share (Euro)—Basic	0.56	0.62
Earnings per Share (Euro)—Diluted	0.56	0.61

This pro forma financial information is presented for information purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2003.

On October 17, 2004, Cole caused its subsidiary to purchase Euro 122.2 million (U.S. Dollar 150 million) of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for Euro 143 million (US Dollar 175.5 million), which amount represented all of the issued and outstanding notes of such series. On November 30, 2004, Cole redeemed all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for Euro 103.0 million (US Dollar 126.4 million).

f)                                        Other acquisitions and establishments:

• During 2002 the Company acquired six retail companies for an aggregate amount of Euro 35.0 million (U.S. $ 33.5 million). All tangible assets and liabilities assumed were insignificant individually and in the aggregate and, accordingly, substantially the entire purchase price was allocated to goodwill. No pro forma financial information is presented, as the acquisitions were not material to the Company’s consolidated financial statements. One of these companies is accounted for under the equity method.

• In 2003, Luxottica Holland B.V., a wholly-owned subsidiary, acquired the remaining interest in Mirari Japan, a wholesale distributor, for aggregate cash consideration of Euro 18 million. The subsidiary has been accounted for as a step acquisition and the Company has recorded goodwill of approximately Euro 16.9 million in connection therewith.

5. PROPERTY, PLANT AND EQUIPMENT—NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	December 31,
	2003	2004
Land and buildings, including leasehold improvements	416,752	475,605
Machinery and equipment	428,644	458,578
Aircraft	25,908	25,908
Other equipment	268,138	320,077
Building, held under capital lease	2,332	2,332
	1,141,774	1,282,500
Less: accumulated depreciation and amortization	644,339	683,255
Total	497,435	599,245

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2002, 2003 and 2004 was Euro 103.8 million, Euro 92.2 million and Euro 101.1 million, respectively. Included in Other equipment is approximately Euro 16.5 million and Euro 26.6 million of construction in progress as of December 31, 2003 and 2004, respectively.

6. GOODWILL AND INTANGIBLE ASSETS—NET

The changes in the carrying amount of goodwill for the year ended December 31, 2004, are as follows (thousands of Euro):

	Retail Segment	Wholesale Segment	Total
Balance as of January 1, 2003	987,367	257,293	1,244,660
Acquisitions(a)	153,838	57,467	211,305
Change in exchange rates(b):	(126,953)	(98)	(127,051)
Balance as of December 31, 2003	1,014,252	314,662	1,328,914
Acquisitions(a)	265,835	—	265,835
Final purchase price allocation	2,111	(18,745)	(16,634)
Change in exchange rates(b):	(77,173)	20	(77,153)
Balance as of December 31, 2004	1,205,025	295,937	1,500,962

(a)                                  Goodwill acquired in 2003 and 2004 consisted primarily of the retail acquisitions of OPSM and Cole National and the wholesale acquisitions of the EID companies and IC Optics Group (See Note 4).

(b)                                 Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and as such, balances may fluctuate due to changes in exchange rates.

Intangible assets—net consisted of the following (thousands of Euro):

	December 31,
	2003	2004
LensCrafters trade name, net of accumulated amortization of Euro 60,252 thousand and Euro 62,565 thousand as of December 31, 2003 and 2004, respectively(a)	114,392	99,941

Ray-Ban acquired trade names, net of accumulated amortization of Euro 62,866 thousand and Euro 76,836 thousand as of December 31, 2003 and 2004, respectively(a)	216,334	202,364

Sunglass Hut trade name, net of accumulated amortization of Euro 26,371 thousand and Euro 33,461 thousand as of December 31, 2003 and 2004, respectively (see Note 4)(a)	213,368	189,614

OPSM trade names, net of accumulated amortization of Euro 2,444 thousand and Euro 7,998 thousand as of December 31, 2003 and 2004, respectively (see Note 4)(a)	144,205	133,133

Various trade names of the Cole National Group, net of accumulated amortization of Euro 777 thousand as of December 31, 2004 (see Note 4)(a)	—	68,023

Distributor network, net of accumulated amortization of Euro 969 thousand as of December 31, 2004 (see Note 4)(b)	—	88,173

Customer list and contracts, net of accumulated amortization of Euro 701 thousand as of December 31, 2004 (see Note 4)(b)	—	61,299

Other intangibles, net of accumulated amortization of Euro 36,888 thousand and Euro 42,294 thousand as of December 31, 2003 and 2004, respectively (see Note 4)(c)	76,399	129,544

Total	764,698	972,091

(a)                                  The LensCrafters, Sunglass Hut International, OPSM and Cole National trade names are amortized on a straight-line basis over a period of 25 years and the Ray-Ban trade names over a period of 20 years, as the Company believes these trade names to be finite lived assets.

(b)                                 Distributor network, customer contracts and lists, were identifiable intangibles recorded in connection with the acquisition of Cole in 2004. These assets have a finite life and are amortized on a straight line basis ranging between 20 and 23 years. The weighted average amortization period is of 22.5 years.

(c)                                  Other intangibles consist of numerous items which include among other items license agreements, franchise agreements, and non compete agreements. The weighted average amortization period is 13.7 years.

Estimated annual amortization expense relating to identifiable assets, including the identifiable intangibles attributable to recent acquisitions for which the purchase price allocation is not final, is shown below (in thousands of Euro):

2005	64.179
2006	62.125
2007	57.990
2008	55.081
2009	55.081

7. INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	Year ended December 31,
	2002	2003	2004
Income before provision for income taxes—
Italian companies	229,527	146,055	149,479
Foreign companies	309,915	243,738	307,674
Total	539,442	389,793	457,153
Provision for income taxes:
Current—
Italian companies	52,616	17,313	23,194
Foreign companies	117,865	87,150	93,057
	170,481	104,463	116,251

Deferred—
Italian companies	(14,204)	14,174	9,017
Foreign companies	6,419	(1,309)	36,397
	(7,785)	12,865	45,414
Total	162,696	117,328	161,665

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2002	2003	2004
Italian statutory tax rate	40.3%	38.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(2.3)%	(1.9)%	0.5%
Permanent differences, principally losses in subsidiary companies funded through capital contributions, net of non-deductible goodwill	(7.8)%	(6.3)%	(2.4)%
Effective rate	30.2%	30.1%	35.4%

Since fiscal year 2004, for income tax purposes, the Company and its Italian subsidiaries file tax returns on consolidated basis.

The deferred tax assets and liabilities as of December 31, 2003 and 2004, respectively, were comprised of (thousands of Euro):

	December 31,
	2003 Deferred Tax Asset/(Liability)	2004 Deferred Tax Asset/(Liability)
Current portion
Inventory	29,733	47,424
Insurance and other reserves	13,551	27,212
Recorded reserves	17,340	10,248
Net operating loss carryforwards	71,429	47,101
Loss on investments	5,452	3,930
Dividends	(13,112)	(6,092)
Trade name	(5,506)	(5,179)
Right of return reserve	1,456	10,572
Asset held for sale—Pearle Europe	—	(55,448)
Deferred revenue—extended warranty contracts	—	10,508
Other, net	14,458	14,232
Valuation allowance	(10,350)	—
Net current deferred tax assets	124,451	104,508

Non-current portion:
Difference in basis of fixed assets	(53,003)	(126,324)
Net operating loss carryforwards	81,724	70,071
Recorded reserves	5,142	14,305
Occupancy reserves	4,040	15,558
Depreciation	(3,529)	(2,843)
Employee-related reserves (including minimum pension liability)	19,042	28,503
Trade name	(121,108)	(108,833)
Other intangibles	(10,734)	(19,917)
Trade mark accelerated amortization	(68,255)	(74,341)
Other, net	11,658	10,767
Valuation allowance	(26,079)	(22,837)
Net non-current deferred tax liabilities	(161,102)	(215,891)

In 2004, the Italian statutory tax rate was reduced to 37.25 percent. As a consequence, deferred tax assets and liabilities have been recomputed in line with the new tax rate. The immaterial result of the change in the Italian tax rate has been included in deferred tax expense.

Italian companies taxes are subject to review pursuant to Italian law. As of December 31, 2004, tax years from 1998 through the most recent year were open for such review. Certain Luxottica Group companies are subject to tax reviews for previous years. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

As of December 31, 2004, the taxes that would be due on the distribution of retained earnings to the related parent company, including net earnings for the year, of subsidiaries for 2004 and prior years would approximate Euro 19.1 million. Luxottica Group has not provided an accrual for taxes on such distributions, nor has it provided an accrual for taxes on its investments in such subsidiaries, as the likelihood of distribution is remote and such earnings and investments are deemed to be permanently reinvested. In connection with the 2004 earnings of certain subsidiaries, the Company has provided for an accrual for Italian income taxes related to declared dividends of earnings.

In connection with various capital contributions, certain Italian subsidiaries, which file tax returns on a separate company basis, have incurred net operating losses, which expire in five years from the period in which the tax loss was incurred. Since it is management’s belief that such net operating losses are not more likely than not to be realized in the future period, valuation allowances have been recorded in the Company’s consolidated financial statements. Management continues to evaluate the likelihood of realizing such deferred tax assets and reverses the related valuation allowance when the realization of the deferred tax assets becomes more likely than not.

At December 31, 2004, a U.S. subsidiary had restricted U.S. Federal net operating loss carryforwards of approximately Euro 84.9 million (US Dollar 115.0 million), which begin expiring in 2019. Additionally, with the acquisition of Cole, the Company acquired approximately Euro 27.1 million (US Dollar 36.7 million) of restricted U.S. Federal net operating loss carryforwards. These loss carryforwards are limited due to the change in ownership or previous limitations placed thereon. Parts of the Cole net operating loss carryforwards will expire each year going forward.

As of December 31, 2003 and 2004, the Company has recorded an aggregate valuation allowance of Euro 36.4 million and Euro 22.8 million, respectively, against deferred tax assets recorded in connection with net operating loss carryforwards because it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods.

8. LONG-TERM DEBT

Long-term debt consisted of the following (thousands of Euro):

	December 31,
	2003	2004
Credit agreement with various Italian financial institutions(a)	875,000	450,000
UniCredito Italiano credit facility(b)	115,107	125,572
Senior unsecured guaranteed notes(c)	238,152	221,598
Credit agreement with various financial institutions(d)	—	851,890
Capital lease obligations, payable in installments through 2005	745	4,107
Other loans with banks and other third parties, interest at various rates (from 2.47 to 4.11 percent per annum), payable in installments through 2017. Certain subsidiaries’ fixed assets are pledged as collateral for such loans(e)	24,423	29,697
Total	1,253,427	1,682,864
Less: current maturities	390,935	405,369
Long-term debt	862,492	1,277,495

(a)                                  In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. This facility includes a term portion of Euro 500 million which required a balloon payment of Euro 200 million in June 2004 and equal quarterly instalments of principal of Euro 50 million subsequent to that date. Interest accrues on the term portion based on Euribor as defined in the agreement plus 0.45 percent (2.628 percent on December 31, 2004). The revolving portion provides borrowing availability of up to Euro 150 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. At December 31, 2004, Euro 75 million had been drawn under the revolving loan. Interest accrues on the revolving loan at Euribor as defined in the agreement plus 0.45 percent (2.623 percent on December 31, 2004). The final maturity of all outstanding principal amounts and interest is December 27, 2005. The Company has the option to choose interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with these covenants as of December 31, 2004.

In December 2002, the Company entered into two interest rate swap transactions (the “Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million, which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent three-month period. The Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. As such changes in the fair value of the Intesa Swaps are included in OCI until they are realized in the financial statements. The Intesa Swaps exchange the floating rate based of Euribor for a fixed rate of 2.985 percent per annum.

As disclosed in Note 4(b), in September 2003, the Company acquired its ownership interest of OPSM and more than 90 percent of performance rights and options of OPSM for an aggregate of Australian Dollar 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The new credit facility includes a Euro 150 million term loan, which will require repayments of equal semi-annual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.729 percent on December 31, 2004). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2004, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.697 percent on December 31, 2004). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2004.

In May 2003, the Company entered into an unsecured credit facility with Credito Emiliano (“Credem”) for a borrowing of Euro 25 million. This line of credit was repaid in full when it expired on November 2004.

(b)                                 In June 2002, a Luxottica U.S. Holdings Corp. (“U.S. Holdings”), a U.S. subsidiary entered into a U.S. Dollar 350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The credit facility is guaranteed by Luxottica Group and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and requires equal quarterly principal instalments beginning March 2003. The revolving loan portion of the credit facility allows for a maximum borrowing of U.S. $150 million. Interest accrues at LIBOR as defined in the agreement plus 0.5 percent (2.92 percent for the term loan portion and 2.917 percent for the revolving portion on December 31, 2004) and the credit facility allows the Company to select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company is in compliance with those covenants as of December 31, 2004. Under this credit facility, Euro 125.6 million (U.S. $ 170.0 million) was outstanding as of December 31, 2004.

The U.S. subsidiary entered into a Convertible Swap Step-Up (“Swap 2002”) with an initial notional amount of U.S. $ 275 million which decreases by U.S. $20 million quarterly starting March 17, 2003. The Swap 2002 expiration date is June 17, 2005. The Swap 2002 was entered into to convert the UniCredito floating rate credit agreement referred to the preceeding paragraph to a mixed position rate agreement by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment at the three months LIBOR rate (as defined in the agreement). These amounts are settled net every three months until the final expiration of the Swap 2002 on June 17, 2005. The Swap 2002 does not qualify for hedge accounting under SFAS 133 and as such is marked to market with the gains or losses from the change in value reflected in current operations. Losses of Euro 2.6 million and gains of Euro 0.6 million and Euro 1.5 million are included in current operations in the years ended December 31, 2002, 2003 and 2004, respectively.

(c)                                  On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million (Euro 238 million) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable Notes date of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2004.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swap”). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps are treated as fair value hedges of the related debt and qualify for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps is recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate.

(d)                                 On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in June 2009. Tranche C is a Revolving Credit Facility of Euro 335 million-equivalent multi-currency (€/US$). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S.$ denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2004 was 2.628 percent for Tranche A, 2.456 percent for Tranche B, and 2.889 percent on Tranche C. The new credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2004. Under this credit facility, Euro 852 million was outstanding as of December 31, 2004.

(e)                                  Other loans consist of numerous small credit agreements and a promissory note the most significant of which is OPSM’s renegotiated multicurrency loan facility with Westpac Banking Corporation. This credit facility has a maximum available line of Euro 57.5 million (AU $100 million). The base rate for the interest charged varies depending on the currency borrowed; for borrowings denominated in

Australian Dollars the interest accrues on the basis of BBR (Bank Bill Rate) and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Inter bank Rate) plus an overall 0.40 percent margin (at December 31 2004, the BBR and HIBOR were 5.85 percent and 0.59 percent, respectively). At December 31, 2004, the facility was utilized for an amount of Euro 11.9 million (AU $20.69 million). The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. OPSM was in compliance with these covenants as of December 31, 2004.

Excluding current maturities, long-term debt matures in the years subsequent to December 31, 2005 as follows (thousands of Euro):

YEAR ENDED DECEMBER 31,
2006	104,777
2007	260,427
2008	357,003
2009	546,263
2010	8,568
Thereafter	457
Total	1,277,495

9. EMPLOYEE BENEFITS

Liability for Termination Indemnities  —The liability for termination indemnities represents amounts accrued for employees in Australia, Austria, Greece, Israel, Italy and Japan, determined in accordance with labour laws and labour agreements in each respective country. Each year, the Company adjusts its accrual based upon headcount, changes in compensation level and inflation. This liability is not funded. Therefore, the accrued liability represents the amount that would be paid if all employees were to resign or be terminated as of the balance sheet date. This treatment is in accordance with SFAS No. 112, Employers’ Accounting for Post Employment Benefits, which requires employers to expense the cost of benefits paid before retirement (i.e. severance) over the service lives of employees. The charge to earnings during the years ended December 31, 2002, 2003 and 2004 aggregated Euro 5.7 million, Euro 12.5 million and Euro 10.4 million, respectively.

Qualified Pension Plan  —During fiscal years 2003 and 2004, U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan which provides for the payment of benefits to eligible past and present employees of U.S. Holdings upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula. As of December 31, 2004, associates that work for the acquired Cole businesses and legal entities were not eligible to participate in the above mentioned pension plan.

As of the effective date of the Cole acquisition, U.S. Holdings, through its newly acquired subsidiary sponsors the Cole National Group, Inc. Retirement Plan. This is a qualified noncontributory defined benefit pension plan that covers Cole employees who have met eligibility service requirements and are not members of certain collective bargaining units. The pension plan provides for benefits to be paid to eligible employees at retirement based primarily upon years of service and the employees’ compensation levels near retirement. In January 2002, this plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002 and covered compensation was frozen on December 31, 2001. Benefit service was also frozen as of March 31, 2002 except for those individuals who were at least age 50 with at least ten years of benefit service as of that date, whose service will continue to increase as long as they remain employed by U.S. Holdings or one of its subsidiaries.

Nonqualified Pension Plan  —U.S. Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants in its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

As of the Cole acquisition date, U.S. Holdings through its newly acquired subsidiary, sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the Cole pension plan who were designated by the Board of Directors of Cole at the recommendation of Cole’s Chief Executive Officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to U.S. Holdings’ pension plans and SERP. U.S. Holdings uses a September 30 measurement date for these plans.

Obligations and Funded Status  —

	Pension Plans		SERP
(Amounts in Euro/thousands)	2003	2004	2003	2004
Change in benefit obligations:
Benefit obligation at beginning of period	201,668	191,787	5,061	4,667
Translation differences	(36,699)	(17,558)	(904)	(366)
Service cost	11,816	11,584	221	199
Interest cost	12,035	11,012	287	248
Actuarial loss (gain)	10,061	(5,648)	2	(169)
Acquisition	—	41,536	—	564
Benefits paid	(7,096)	(7,685)	—	(329)
Benefit obligation at end of period	191,786	225,028	4,667	4,814

	Pension Plans		SERP
(Amounts in Euro/thousands)	2003	2004	2003	2004
Change in plan assets:
Fair value of plan assets at beginning of period	132,614	123,044	—	—
Translation differences	(23,777)	(11,748)	—	—
Actual return (loss) on plan assets	18,650	10,486	—	—
Plan assets acquired	—	23,913	—	—
Employer contribution	2,655	11,634	—	329
Benefits paid	(7,096)	(7,685)	—	(329)
Fair value of plan assets at end of period	123,046	149,644	—	—
Funded status	(68,741)	(75,384)	(4,667)	(4,814)
Unrecognized net actuarial loss	51,125	43,520	1,251	965
Unrecognized prior service cost	2,302	1,623	61	47
Other adjustments	—	464	—	40
Accrued pension cost	(15,314)	(29,777)	(3,355)	(3,762)

	Pension Plan		SERP
(Amounts in Euro/thousands)	2003	2004	2003	2004
Liabilities:
Accrued pension cost	15,314	29,777	3,355	3,762
Additional minimum liability	35,153	31,689	779	745
Total accrued pension liability	50,467	61,466	4,134	4,507
Assets—
Intangible asset	2,302	1,623	61	47
Other comprehensive income—
Accumulated other comprehensive income	32,849	30,066	718	698

The accumulated benefit obligations for the pension plan as of September 30 were as follows:

	Pension Plan
	2002	2003	2004
	204,184	193,473	230,990
Components of Net Periodic Benefit Cost:
Service cost	11,732	11,816	11,584
Interest cost	13,572	12,035	11,012
Expected return on plan assets	(16,366)	(13,333)	(12,263)
Amortization of actuarial loss	—	294	564
Amortization of prior service cost	749	624	568
Net periodic pension expense	9,687	11,436	11,465
Additional Information:
(Decrease)/Increase in minimum liability included in other comprehensive income	38,126	(546)	1,045

The accumulated benefit obligations for SERP as of September 30 were as follows:

	SERP
	2002	2003	2004
	3,937	4,610	4,965
Components of Net Periodic Benefit Cost:
Service cost	372	221	199
Interest cost	362	287	248
Expected return on plan assets	—	—	—
Amortization of actuarial loss	149	115	48
Amortization of prior service cost	14	12	10
Net periodic pension expense	897	635	506
Additional Information:
(Decrease)/Increase in minimum liability included in other comprehensive income	94	640	30

	Pension Plan		SERP
	2003	2004	2003	2004
Assumptions
Weighted-average assumptions used to determine benefit obligations at September 30:
Discount rate	6.00%	5.75%	6.00%	5.75%
Rate of compensation increase	4.75%	4.25%	4.75%	4.25%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2003 and 2004:
Discount rate	6.50%	6.00%	6.50%	6.00%
Expected long-term return on plan assets	8.75%	8.50%	N/A	N/A
Rate of compensation increase	4.75%	4.75%	4.75%	4.75%

U.S. Holdings used 8.50% as the expected rate of return on plan assets for fiscal year 2004. This assumption was developed using the building block method. Under this approach, the assumption was arrived at by applying historical average total returns by asset class over various time horizons to the plan’s current and target asset allocation. The resulting assumption was also benchmarked against the assumptions used by other U.S. corporations and the pension trust’s actual investment performance over ten and twenty year periods.

Plan Assets

The weighted-average target asset allocations and weighted average actual asset allocations by asset category as of September 30, 2003 and 2004 are as follows:

	Asset Allocation Target	Luxottica Pension Plan Assets		Cole Pension Plan Assets
Asset Category		2003	2004	2004
Equity securities	65%	64%	62%	65%
Debt securities	35%	35%	35%	33%
Other	0%	1%	3%	2%
Total	100%	100%	100%	100%

The actual percentages at any given time may vary from these targeted amounts.

The defined pension plans’ investment policies provide the framework within which investment decisions are made, and establish standards to measure investment manager performance, outline roles and responsibilities and describe the ongoing review process. The plans’ investment strategies include established allocation targets and ranges to maximize investment return within reasonable and prudent levels of risk so as to minimize contributions needed over time to reach a full funding level and maintain sufficient liquidity to meet monthly benefit payments.

Benefit Payments—The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated for both the Luxottica and Cole plans (translated for convenience at the December 31, 2004 noon buying rate):

(thousands of Euro)	Pension Plans	Supplemental Plans
2005	8,644	263
2006	8,647	153
2007	9,419	204
2008	10,392	864
2009	11,366	323
2010-2014	78,619	3,339

Contributions—U.S. Holdings expects to contribute US Dollar 27.8 million (Euro 20.5 million at the December 31, 2004 noon buying rate) to its pension plan in 2005.

Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. As of December 31, 2003 and 2004, the accrued liability related to this obligation was immaterial.

U.S. Holdings sponsors a tax incentive savings plan covering all full-time employees. U.S. Holdings makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, U.S. Holdings may make an annual discretionary contribution to the plan which may be made in Luxottica Group S.p.A.’s American Depository Recipts (“ADRs”) or cash.

Aggregate contributions made to the tax incentive savings plan by U.S. Holdings were US Dollar 6.7 million (Euro 6.0 million) and US Dollar 8.3 million (Euro 6.7 million) for fiscal years 2003 and 2004, respectively.

With the acquisition of Cole, U.S. Holdings through one of its wholly-owned subsidiaries, now sponsors the following additional other benefit plans which cover certain present and past employees of the Cole companies acquired:

•              Cole provides post employment benefits under individual agreements for continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. As of December 31, 2004, the accrued liability related to this benefit was US Dollar 1.6 million (Euro 1.2 million) and is included in the accrued employee benefits on the consolidated balance sheet.

•                  Cole has defined contribution plans covering all full-time employees in the U.S. and Puerto Rico. Eligible employees may contribute a percentage of their compensation to the plan. In the United States, Cole provides for a mandatory company match in cash of 25 percent of the first 4 percent of employee contributions. Additionally, the Company may make an annual discretionary contribution to the plan in cash. In Puerto Rico, the plan provides for a mandatory match of 50 percent of the first 6 percent of employee contributions. Contributions to both plans are required to be made once a year. U.S. Holdings’ matching contributions, net of forfeitures, of Euro 0.9 million were made in early 2005 and accrued for as of December 31, 2004.

•                  Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded non-contributory defined contribution plan. Each participant’s account is credited with a percentage of the participant’s base salary and interest earned on the average balance during the year. The plan liability of Euro 1.5 million at December 31, 2004 is included in accrued employee benefits on the consolidated balance sheet.

•                  Cole maintained a deferred compensation plan for executives and other senior management which allowed for the deferral of a portion of their compensation. A total of US Dollar 3.2 million (Euro 2.3 million) was paid to the participants in the fourth quarter of 2004 in accordance with the change in control provisions of this plan. There is no remaining liability for this plan on the consolidated balance sheet at December 31, 2004.

Defined Contribution Plan—U.S. Holdings sponsors a noncontributory profit-sharing plan for employees of its former women’s apparel business. Contributions to this plan were discontinued for plan years subsequent to January 28, 1995.

Health Benefit Plans—U.S. Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Health care benefits are discontinued when a participant retiree attains the age of 65.

As of the Cole acquisition date, U.S. Holdings through its wholly owned subsidiary has a liability for a post retirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits which are partially subsidized by Cole.

Net periodic cost of these benefits for fiscal years 2004 and 2003 included the following components:

(Amounts in Euro/thousands)	2003	2004
Service cost	166	126
Interest cost	75	72
Amortization of unrecognized net (gain)	(7)	(3)
Amortization of prior service cost	(15)	(23)
Net periodic pension cost	219	172

The following table sets forth the funded status of the postretirement benefit plan:

(Amounts in Euro/thousands)	2003	2004
Change in benefit obligation:
Benefit obligation—beginning of year	1,256	1,330
Translation differences	(244)	(298)
Service cost	166	126
Interest cost	75	72
Plan participants’ contributions	18	23
Amendments	—	(94)
Actuarial gain	110	(2)
Acquisition	—	2,359
Benefits paid	(51)	(48)
Benefits obligation—end of year	1,330	3,468

Changes in plan assets:
Fair value of plan assets—beginning of year	—	—
Translation differences	—	—
Company contribution	33	25
Plan participants’ contributions	18	23
Benefits paid	(51)	(48)
Fair value of plan assets—end of year	—	—
Funded status	(1,330)	(3,468)
Unrecognized net gain and prior service costs	(160)	(213)
Prepaid (accrued) postretirement benefit cost	(1,490)	(3,681)

Benefit Payments—The following estimated future benefit payments, which reflect expected future service, are estimated to be paid in the years indicated for both the Luxottica and Cole plans (amounts in thousands of Euro translated for convenience at the noon buying rate at December 31, 2004):

2005	165
2006	150
2007	185
2008	196
2009	224
2010-2014	1,532

For 2005, a 10.0 percent (10.5 percent for 2004) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5 percent for 2015 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0 percent increase or decrease in the health care trend rate would have an immaterial impact on the consolidated financial statements. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 5.75 percent at September 30, 2004 and 6.00 percent at September 30, 2003.

The weighted average discount rate used in determining the net periodic benefit cost for 2004 and 2003 was 6.0 percent and 6.5 percent, respectively.

Certain of the company’s non-Italian and non-US subsidiaries provide limited non-pension benefits to retirees in addition to government sponsored programs. The cost of these programs is not significant to the Company.

10. STOCK OPTION AND INCENTIVE PLANS

Stock Option Plan

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plan. The stock options were granted at a price equal to the market value of the shares at the date of grant. These options become exercisable in three equal annual installments from the date of grant and expire on or before January 31, 2012.

As Luxottica Group has elected to apply APB 25, no compensation expense was recognized because the option exercise price was equal to the quoted market value on the date of grant.

The following table summarizes information about stock options for each year:

	Number of Options Outstanding	Weighted Average Exercise Price (Denominated in Euro)(1)
Outstanding as of January 1, 2002	7,407,783	9.67
Granted	2,348,400	16.98
Forfeitures	(248,367)	14.54
Exercised	(1,397,783)	6.67
Outstanding as of December 31, 2002	8,110,033	11.51
Granted	2,397,300	10.51
Forfeitures	(176,600)	11.77
Exercised	(213,433)	6.97
Outstanding as of December 31, 2003	10,117,300	10.29
Granted	2,035,500	13.79
Forfeitures	(70,300)	9.73
Exercised	(728,440)	8.07
Outstanding as of December 31, 2004	11,354,060	10.74

(1)                                  For convenience all amounts are translated at the noon buying rate in effect at the end of each year.

Stock option grants outstanding at December 31, 2004 are summarized as follows:

Grant	Exercise Price denominated in Euro(2)	Number Outstanding	Number Exercisable	Remaining Life (Years)
1	7.38	807,250	807,250	2.1
2	4.38	1,161,960	1,161,960	3.1
3	9.52	1,292,700	1,292,700	4.1
4	11.23	1,669,850	1,669,850	5.1
5	13.15	2,150,700	1,429,000	6.1
6	10.51	2,236,100	689,100	7.1
7	13.79	2,035,500	—	8.1

(2)                          Certain options were granted in U.S. Dollars and have been converted using a December 31, 2004 conversion rate of Euro 1.00 to US $1.3538.

Included as an addition to the Company’s paid-in capital account in fiscal years 2003 and 2004 is Euro 0.3 million and Euro 0.8 million, respectively, of tax benefits the Company received from employees exercising these stock options.

Stock Incentive Plans—

Luxottica Group granted stock options to certain employees under an incentive plan. These options vest and became exercisable only if certain financial performance measures were met over a three-year period ending December 2004. As of December 31, 2003 and 2004, there were 970,000 options outstanding at an exercise price of Euro 11.86 (U.S. Dollars 16.06) per share. Compensation expense will be recognized for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known. Subsequent to December 31, 2004, these options were cancelled as the calculation for the financial performance measurements were finalized and the measures were not met.

Options granted in October 2004 under a Company Incentive Plan (1,000,000 ordinary shares) vest and become exercisable from January 31, 2007 only if certain financial performance measures are met over the period ending December 2006 and at such point would become exercisable after January 31, 2007.

On September 14, 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense will be recorded for the options issued to management under this plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

11. SHAREHOLDERS’ EQUITY

In June 2003 and 2004, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 95.4 million and Euro 94.1 million, respectively. These amounts became payable in July 2003 and 2004, respectively. Italian law requires that five percent of net income be retained, as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings at December 31, 2003 and 2004 aggregated Euro 8.3 million and Euro 8.4 million, respectively. In addition, there is an amount of Euro 3.0 million, which represents other legal reserves of foreign entities, that is not available for dividends to the shareholders.

In accordance with SFAS No. 87, Employer’s Accounting for Pensions, Luxottica Group has recorded a minimum pension liability for underfunded plan of Euro 35.2 million and Euro 31.7 million as of December 31, 2003 and 2004, respectively, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net obligation, in which case the increase in liabilities is charged directly to shareholders’ equity. The principal cause of the deterioration of the funded status in the pension liability in previous years was caused by negative returns from investments held in the worldwide equity market in those years. As of December 31, 2003 and 2004, a decrease of Euro 1.2 million and an increase of Euro 0.2 million, respectively, in the excess minimum liability, net of income taxes, resulted in a charge to equity.

U.S. Holdings held at December 31, 2001, 1,205,000 of Luxottica Group S.p.A.’s ordinary shares, which had been previously purchased at a cost of U.S. Dollars 3.1 million (Euro 2.9 million at the December 31, 2002 noon buying rate). These shares were sold during 2002 for proceeds of U.S. Dollars 8.8 million (Euro 9.3 million). The after-tax net gain of U.S. Dollars 6.5 million (Euro 6.9 million) was recorded as an increase to the Company’s additional paid-in capital balance (Note 2).

In September 2002 the Board of Directors authorized U.S. Holdings to repurchase through the open market up to 11,500,000 ADRs of Luxottica Group S.p.A., representing 2.5 percent of the authorized and issue share capital, during an 18-month period starting in September 2002. In March 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 ADRs of Luxottica Group S.p.A., representing 2.2 percent of the authorized and issued share capital of the Company, over the 18-month period commencing on that date. As of December 31, 2004, both repurchase programs expired and U.S. Holdings has purchased 6,434,786 (1,911,700 in 2002 and 4,523,786 in 2003) ADRs at an aggregate purchase price of Euro 70.0 million (U.S. Dollars 88.1 million). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements.

12. SEGMENTS AND RELATED INFORMATION

The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in 1998. The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, since April 2001, OPSM, since August 2003, and Cole National, since October 2004.

The following tables summarize the segmental and geographic information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

The “Inter-segment transactions and corporate adjustments” column includes the elimination of inter-segment activities which consist primarily of sales of product from the manufacturing and wholesale segment to the retail segment and corporate related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(Thousands of Euro) Year Ended December 31,	Manufacturing And Wholesale	Retail	Inter-Segments Transactions and Corporate Adjustments		Consolidated
2004;
Net sales	1,094,802	2,346,683	(186,185	)(1)	3,255,300
Income from operations	233,129	310,340	(50,655	)(2)	492,814
Capital expenditures	31,367	86,053	—		117,420
Depreciation and amortization	47,656	79,563	25,532	(3)	152,751
Identifiable assets	1,566,086	1,211,781	1,778,191	(4)	4,556,058
2003;
Net sales	996,694	2,028,237	(172,737	)(1)	2,852,194
Income from operations	191,116	269,851	(29,180	)(2)	431,787
Capital expenditures	23,580	57,708	—		81,288
Depreciation and amortization	45,208	68,606	21,026	(3)	134,840
Identifiable assets	1,528,074	876,661	1,507,941	(4)	3,912,676
2002;
Net sales	1,128,901	2,227,702	(154,815	)(1)	3,201,788
Income from operations	287,627	319,425	(5,544	)(2)	601,508
Capital expenditures	81,651	91,679	—		173,330
Depreciation and amortization	46,298	77,217	22,465	(3)	145,980
Identifiable assets	1,431,317	882,113	1,272,902	(4)	3,586,332

(1)                          Inter-segment elimination of net revenues relates to intercompany sales from the manufacturing and wholesale segment to the retail segment.

(2)                          Inter-segment elimination of operating income mainly relates to depreciation and amortization of corporate identifiable assets and profit-in-stock elimination for frames manufactured by the wholesale business and included in the retail segment inventory.

(3)                          Inter-segment depreciation and amortization relates to depreciation and amortization of corporate identifiable assets.

(4)                          Inter-segment identifiable assets includes mainly the net value of goodwill and trade names of acquired retail businesses.

The geographic segments include Italy, the main manufacturing and distribution base, North America (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, Singapore, Malaysia, Thailand, China, Hong Kong, Japan and Taiwan) and Other (which includes all other geographic locations including Europe (excluding Italy), South America and the Middle East). Sales are attributed to geographic segments based on the legal entity domicile where the sale is originated. Intercompany sales included in intersegment elimination are accounted for on a cost plus mark-up basis.

(Thousands of Euro) Year Ended December 31,	Italy (6)	North America (6)	Asia Pacific (6)	Other (6)	Adjustments And Eliminations	Consolidated
2004;
Net sales(5)	832,813	2,083,560	464,905	486,630	(612,608)	3,255,300
Income from operations	189,944	257,897	40,717	44,690	(40,434)	492,814
Identifiable assets	1,086,274	2,736,868	549,096	239,965	(56,145)	4,556,058
2003;
Net sales(5)	743,327	1,949,692	276,626	445,459	(562,910)	2,852,194
Income from operations	106,808	222,733	20,541	41,555	40,150	431,787
Identifiable assets	1,095,350	2,075,904	572,691	217,458	(48,727)	3,912,676
2002;
Net sales(5)	792,370	2,345,834	185,956	491,045	(613,417)	3,201,788
Income from operations	207,250	323,038	19,826	62,362	(10,968)	601,508
Identifiable assets	974,412	2,405,462	153,779	221,154	(168,475)	3,586,332

(5)                          No single customer represents five percent or more of sales in any year presented.

(6)                          Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

Certain amounts for the years 2002 and 2003 have been reclassified to conform to the 2004 presentation.

13. FINANCIAL INSTRUMENTS

Concentration of Credit Risk—

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company’s customer base. Ongoing credit evaluations of customers’ financial condition are performed.

Concentration of Sales under License Agreement—

In 1999, the Company signed a license agreement for the design, production and distribution of frames under the Chanel trade name. Since 1999, Chanel sales have been increasing, representing approximately 4.4 percent of total sales in 2004. In February 2004, the Company announced the renewal of this license agreement. This renewed license agreement expires in 2008.

Concentration of Supplier Risk—

Oakley Inc. is one of the Company’s largest suppliers of products to its retail division. For the 2002, 2003 and 2004 fiscal years, Oakley accounted for approximately 11.8 percent, 8.7 percent and 6.8 percent of the total merchandise purchases from suppliers, respectively. In December 2004, the Company signed a new one year purchase contract with Oakley. Management believes that the loss of this vendor would not cause a significant impact on the future operations of the Company as it could replace this vendor quickly with other products manufactured by the Company and other third party suppliers.

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the Company’s largest suppliers to its retail division. For the 2004 fiscal year, Essilor S.A. accounted for approximately 9.9 percent of the Company’s total merchandise purchases. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not cause a significant impact on the future operations of the Company as it could replace this vendor quickly with other third party suppliers.

14. COMMITMENTS AND CONTINGENCIES

Royalty Agreements—

The Company is obligated under non-cancellable license agreements with designers, which expire at various dates through 2013. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranteed payments in each year of the agreements. In the first half of 2003, the Company terminated its license agreement for the production and distribution of the Giorgio Armani and Emporio Armani eyewear collections and has signed a ten-year worldwide license agreement for the production and distribution of eyewear of Versace, Versus and Versace Sport frames. The agreement is renewable at the Company’s discretion for an additional ten years. In the second part of 2003, a license agreement was signed for the production and distribution of products with the Prada and Miu Miu trade names. The Prada license agreement expiration date is in 2013. In June 2004, the Company signed a new licensing agreement for the design, production and worldwide distribution of Donna Karan and DKNY prescription frames and sunglasses. The initial term of the agreement is five years, which began on January 1, 2005 and is renewable for an additional five years. In October 2004, the Company signed a new licensing agreement for the design, production and worldwide distribution of Dolce & Gabbana and D&G Dolce & Gabbana prescription frames and sunglasses. The initial term of the agreement is five years, which will begin on January 1, 2006, with an automatically renewable extension for an additional five years upon meeting certain targets. On December 27, 2004 the Company and the current license agreed to advance the initial term of the license to October 1, 2005.

Minimum payments required in each of the years subsequent to December 31, 2004 are detailed as follows (thousands of Euro):

YEARS ENDING DECEMBER 31,
2005	31,217
2006	43,757
2007	42,308
2008	33,203
2009	27,952
Thereafter	150,771
Total	329,208

Total royalties and advertising expenses for the years ended December 31, 2002, 2003 and 2004 aggregated Euro 88.7 million, Euro 64.3 million and Euro 83.0 million, respectively.

Total payments for royalties and advertising expenses for the years ended December 31, 2002, 2003 and 2004 aggregated Euro 70.3 million, Euro 124.2 million and Euro 68.5 million, respectively.

Leases and Licenses—

The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2005 and 2025, with options to renew at varying terms. The lease and license arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements, which provides for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Future minimum annual rental commitments for operating leases are as follows (thousands of Euro):

YEARS ENDING DECEMBER 31,
2005	204,436
2006	175,686
2007	140,584
2008	109,174
2009	79,866
Thereafter	168,307
Total	878,053

Total rent expense under operating leases for each year ending December 31, is as follows:

Thousands of Euro	2002	2003	2004
Minimum rent	188,889	204,406	208,134
Contingent rent	5,216	4,883	15,051
Sublease income	(27,546)	(44,739)	(49,247)
	166,559	164,550	173,938

Guarantees—

The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2004, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 11.6 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 8.2 million at December 31, 2004. Performance under a guarantee by the Company is triggered by default of a franchisee in its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The term of these guarantees ranges from one to ten years. Many are limited to periods less than the full term of the lease involved. Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued an immaterial liability at December 31, 2004, relating to these guarantees based on the estimated fair value, using an expected present value calculation.

Credit Facilities—

As of December 31, 2003 and 2004 Luxottica Group had unused short-term lines of credit of approximately Euro 271.8 million and Euro 365.8 million, respectively.

These lines of credit are renewed annually and are guaranteed by the Company. At December 31, 2004, there were Euro 5.2 million of borrowings outstanding and Euro 29.0 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.25%.

Outstanding Standby Letters of Credit—

A U.S. subsidiary has obtained various standby letters of credit from banks that aggregate Euro 21.2 million and Euro 35.6 million as of December 31, 2003 and 2004, respectively. Most of these letters of credit are used for security in risk management contracts or as security on store leases. Most contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew.

Litigation—

In May 2001, certain former stockholders of Sunglass Hut International, Inc. commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire SGHI and certain other defendants, on behalf of a purported class of former SGHI stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities laws and the rules thereunder, in connection with the acquisition of SGHI in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement prior to the commencement of the tender offer, with the former chairman of SGHI, which purportedly involved paying consideration to such person for his SGHI shares and his support of the tender offer that was higher than that paid to SGHI’s stockholders in the tender offer. The plaintiffs are seeking, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates.

The Company and the other defendants filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted the Company’s motion to dismiss plaintiffs’ claim under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, but denied the Company’s motion to dismiss the claims under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former Chairman of SGHI, and aiding and abetting alleged breaches by SGHI’s former directors of their fiduciary duties, noting that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs’ allegations in the complaint as true. On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, the Company’s Chairman, as a defendant in respect of the two remaining claims.

The Company continues to believe that the claims that were not dismissed are without merit and that its defenses are meritorious, and will continue to defend against such claims vigorously. However, the Company can provide no assurance as to the outcome of the case.

In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of our subsidiaries, including LensCrafters, Inc., and EYEXAM of California, Inc. The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action. The claims have been partially dismissed. The remaining claims, against LensCrafters, EYEXAM and EyeMed Vision Care, LLC, allege various statutory violations relating to the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement and restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California. In May 2004, the trial court stayed all proceedings in the case pending the California Supreme Court’s decision in a case against Cole and its subsidiaries expected to address certain legal questions related to the issues presented in this case. The Supreme Court has not yet scheduled oral argument on that appeal. Although we believe that our operational practices and advertising in California comply with California law, an adverse decision in this action or by the Supreme Court in the suit against Cole might cause LensCrafters, EYEXAM and EyeMed to modify or close their activities in California. Further, LensCrafters, EYEXAM and EyeMed might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc., and Pearle Vision Care, Inc. The claims allege various statutory violations related to the operation of Pearle Vision Centers in California including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement and restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California. In July 2002, the trial court entered a preliminary injunction to enjoin defendants from certain business and advertising practices. Both Cole and the State of California appealed that decision. On November 26, 2003, the appellate court issued an opinion in which it stated that because California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers, the trial court should have enjoined defendants from advertising the availability of eye examinations at Pearle Vision Centers. The appellate court also ruled in Cole’s favour with respect to charging dilation fees, which ruling partially lifted the preliminary injunction with respect to these fees that had been imposed in July 2002. On March 3, 2004, the California Supreme Court granted Cole’s petition for review of the portion of the appellate court’s decision stating that California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers. The appellate court’s decision directing the trial court to enjoin defendants from advertising these activities was stayed pending the Supreme Court’s resolution of the issue. The Supreme Court has not yet scheduled oral argument on that appeal. Although we believe that Cole’s operational practices and advertising in California comply with California law, the appellate ruling may, if unmodified by the Supreme Court, compel Cole and its subsidiaries to modify or close their activities in California. Further, Cole and its subsidiaries might be required to pay civil penalties, damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

Following Cole’s announcement in November 2002 of the restatement of Cole’s financial statements, the Securities and Exchange Commission (“SEC”) began an investigation into Cole’s previous accounting. The SEC subpoenaed various documents from Cole and deposed numerous former officers, directors and employees of Cole. The course of this investigation or other litigation or investigations arising out of the restatement of Cole’s financial statements cannot be predicted. In addition, under certain circumstances Cole would be obliged to indemnify the individual current and former directors and officers who are named as defendants in litigation or who are or become involved in an investigation. Cole is honouring its obligations to advance reasonable attorneys’ fees incurred by current and former officers and directors who are involved in the SEC investigation subject to undertakings provided by such individuals. Cole has insurance available with respect to a portion of these indemnification obligations. If the investigation develops into litigation and Cole is not successful in defending against that litigation, or is obligated to indemnify individuals who do not succeed in defending against such litigation, there may be a material adverse effect on Cole’s financial condition, cash flow, and results of operations.

In December 2002, the Company was informed that the Attorney General of the State of New York had begun an investigation into the Company’s pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. The office of the Attorney General recently advised the Company that it has closed its investigation without taking any action whatsoever against the Company.

On April 22, 2003, the Company entered into a settlement agreement with Oakley, Inc. (“Oakley”), under which two previously reported patent and intellectual property lawsuits brought by Oakley in 1998 (originally against Bausch & Lomb Incorporated and certain of its subsidiaries and assumed by the Company in connection with its acquisition from Bausch & Lomb in 1999 of the Ray Ban business) and in 2001 against the Company and certain of its subsidiaries, each in the U.S. District Court for the Central District of California, were settled. As part of the settlement, neither party admitted to any wrongdoing in either case, and all claims and counterclaims were released and discharged. Further, the preliminary injunction that Oakley had obtained in the second case against certain subsidiaries of the Company was dissolved.

On August 29, 2003, the Securities Appellate Tribunal (SAT) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT’s decision and that the Company, through its subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. In accordance with applicable Indian regulation, the Company placed in escrow with the Manager of the Offer Rs 226 million (Euro 4.2 million). On November 17, 2003, the Supreme Court of India stayed the SAT’s order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favour of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). The Company has complied with such requirement and the appeal is waiting to be heard before the Supreme Court of India. If the Company is ultimately required to make the public offer, it expects the aggregate cost of the offer to be approximately Euro 16 million, including stipulated interest increments.

On July 14, 2004, a shareholder of Cole filed a shareholders’ class action complaint against Cole, its directors, and the Company in the Delaware Chancery Court, known as Pfeiffer v. Cole National Corp., et al., Civil Action No. 569-N. The complaint alleges, among other things, that the individual defendants breached their fiduciary duties as directors and /or officers to Cole by causing Cole to enter into an agreement to be acquired by the Company for $22.50 per share “without having exposed the company to the marketplace through fair and open negotiations with all potential bidders and/or an active market check or open auction for sale of the company.” The complaint seeks preliminary and permanent injunctive relief against the merger, rescission of the merger if it is consummated, and/or damages and other associated relief. The Company believes that the action is without merit.

The Company is defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defences against all outstanding claims, which the Company will vigorously pursue, and that the outcome will not have a material adverse effect on either the Company’s consolidated financial position or results of operations.

15. SUBSEQUENT EVENTS

On January 4, 2005, Cole, a wholly owned subsidiary of the Company, completed the sale of all its shares in PE, representing approximately 21 percent of that company’s outstanding shares, to HAL Investments B.V., a subsidiary of HAL Holding N.V., for a cash purchase price of Euro 144 million (or approximately US Dollar 191 million calculated at the January 4, 2005 noon buying rate).

On February 7, 2005, the offer for all the unowned remaining outstanding shares of OPSM Group was closed and the Company held 98.5 percent of OPSM Group’s shares, which is in excess of the compulsory acquisition threshold. On February 8, 2005, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by the Company.

On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 21, 2005 it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 23, 2005 and as of that date the Company held 100.0 percent of OPSM Group’s shares.

* * * * *

Luxottica Group S.p.A. and Subsidiaries

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(Amounts expressed in Euro thousands)

Year ended December 31,	Balance at beginning of period	Charged to costs and expenses	Other (1)	Deductions	Balance at end of period
2002	22,433	4,699	(1,665)	(7,369)	18,098
2003	18,098	6,731	3,143	(6,480)	21,492
2004	21,492	4,851	5,598	(8,534)	23,407

(1)  Other includes the beginning amount relating to the acquired balances of OPSM in 2003 and Cole National in 2004 as well as translation differences of the period.

ITEM 19.  EXHIBITS

Exhibits.  The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number		Exhibits
1.	1	Articles of Association of Luxottica Group S.p.A. (incorporated by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the Commission on January 23, 1990).

1.	2

Amended and Restated By-laws of Luxottica Group S.p.A. (Unofficial English translation) (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the Commission on June 29, 2004).

2.	1

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

2.	2

Subscription Agreement, dated June 18, 1999, from Luxottica Luxembourg S.A. and Luxottica Group S.p.A., as guarantor of the Notes, to Credit Suisse First Boston (Europe) Limited and UniCredito Italiano S.p.A., as joint lead managers and Banca Commerciale Italiana, Banca d’Intermediazione Mobiliare IMI, Bayerische Hypo-und Vereinsbank AG, Caboto Holding SIM S.p.A., Merrill Lynch International and Paribas, as managers (incorporated by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

2.	3

Fiscal Agency Agreement, dated June 25, 1999, between Luxottica Luxembourg S.A., Luxottica Group S.p.A., Bankers Trust Company, Bankers Trust Luxembourg S.A. and Credit Suisse First Boston (incorporated by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

4.	1

Agreement and Plan of Merger, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Shade Acquisition Corp. and Sunglass Hut International, Inc. (incorporated by reference to our Report on Form 6-K, dated March 23, 2001, as filed with the Commission on April 18, 2001).

4.	2

Agreement and Plan of Merger, dated as of January 23, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our Report on Form 6-K, dated January 23, 2004, as filed with the Commission on January 30, 2004).

4.	3

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).

4.	4	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).

4.	5	Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).

Exhibit Number		Exhibits
4.	6

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

4.	7

Credit Agreement, dated as of December 11, 2002, between Luxottica Group S.p.A. and Banca Intesa S.p.A., as arranger for other financial institutions (Unofficial English summary incorporated by reference to our Report on Form 20-F for the year ended December 31, 2002, as filed with the Commission on June 30, 2003).

4.	8

Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.	9

Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.	10

Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.	11

Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d’Impresa S.p.A., acting as Agents (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).

4.	12

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).

8.	1	List of Subsidiaries (filed herewith).

12.	1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.	2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.	1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.	2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.	1	Consent of Deloitte & Touche S.p.A. (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)

By:	/s/ Andrea Guerra
Andrea Guerra Chief Executive Officer

Dated: June 29, 2005

EXHIBIT INDEX

Exhibit Number		Exhibits
1.	1	Articles of Association of Luxottica Group S.p.A. (incorporated by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the Commission on January 23, 1990).

1.	2

Amended and Restated By-laws of Luxottica Group S.p.A. (Unofficial English translation) (incorporated by reference to our Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the Commission on June 29, 2004).

2.	1

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

2.	2

Subscription Agreement, dated June 18, 1999, from Luxottica Luxembourg S.A. and Luxottica Group S.p.A., as guarantor of the Notes, to Credit Suisse First Boston (Europe) Limited and UniCredito Italiano S.p.A., as joint lead managers and Banca Commerciale Italiana, Banca d’Intermediazione Mobiliare IMI, Bayerische Hypo-und Vereinsbank AG, Caboto Holding SIM S.p.A., Merrill Lynch International and Paribas, as managers (incorporated by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

2.	3

Fiscal Agency Agreement, dated June 25, 1999, between Luxottica Luxembourg S.A., Luxottica Group S.p.A., Bankers Trust Company, Bankers Trust Luxembourg S.A. and Credit Suisse First Boston (incorporated by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

4.	1

Agreement and Plan of Merger, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Shade Acquisition Corp. and Sunglass Hut International, Inc. (incorporated by reference to our Report on Form 6-K, dated March 23, 2001, as filed with the Commission on April 18, 2001).

4.	2

Agreement and Plan of Merger, dated as of January 23, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our Report on Form 6-K, dated January 23, 2004, as filed with the Commission on January 30, 2004).

4.	3

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).

4.	4	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).

4.	5	Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).

4.	6

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

Exhibit Number		Exhibits
4.	7

Credit Agreement, dated as of December 11, 2002, between Luxottica Group S.p.A. and Banca Intesa S.p.A., as arranger for other financial institutions (Unofficial English summary incorporated by reference to our Report on Form 20-F for the year ended December 31, 2002, as filed with the Commission on June 30, 2003).

4.	8

Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.	9

Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.	10

Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.	11

Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca-Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D’Impresa S.p.A., acting as Agents (incorporated by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).

4.	12

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).

8.	1	List of Subsidiaries (filed herewith).

12.	1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.	2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.	1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.	2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.	1	Consent of Deloitte & Touche S.p.A. (filed herewith).