Form 20-F
period 2005-12-31
LUXOTTICA GROUP SPA
filed 2006-06-28
CIK 857471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10421

LUXOTTICA GROUP S.p.A.
(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)

REPUBLIC OF ITALY
(Jurisdiction of incorporation or organization)

VIA CANTÙ 2, MILAN 20123, ITALY
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange of which registered
ORDINARY SHARES, PAR VALUE	NEW YORK STOCK EXCHANGE
EURO 0.06 PER SHARE*

AMERICAN DEPOSITARY	NEW YORK STOCK EXCHANGE
SHARES, EACH REPRESENTING
ONE ORDINARY SHARE

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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	457,975,723

Indicate by check mark if the Registrant is a well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1034.

Yes  ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer                                Accelerated filer                                X - Non-accelerated filer

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

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National Corporation and its subsidiaries (“Cole”), risks that expected synergies from the acquisition of Cole will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole will not be as successful as planned, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected consolidated financial information for and as of the years ended December 31, 2001, 2002, 2003, 2004 and 2005 is derived from our consolidated financial statements, which have been audited by Deloitte & Touche S.p.A., independent registered public accounting firm.

[TABLES APPEAR ON THE FOLLOWING PAGE]

	Year Ended December 31,
	2001(9)(6)	2002(9)	2003(7)(9)	2004(8)(9)	2005(7)	2005(7)
	(In thousands of Euro)(3)					(In thousands of U.S.$) (1)(3)
STATEMENT OF INCOME DATA:
Net Sales	3,105,498	3,201,788	2,852,194	3,255,300	4,370,744	5,175,835
Cost of Sales	(923,537)	(946,134)	(903,617)	(1,040,697)	(1,380,653)	(1,634,969)
Gross Profit	2,181,960	2,255,654	1,948,577	2,214,603	2,990,091	3,540,866
OPERATING EXPENSE
Selling and Advertising	(1,303,397)	(1,360,339)	(1,235,757)	(1,376,546)	(1,909,747)	(2,261,522)
General and Administrative	(369,071)	(293,806)	(281,033)	(345,243)	(477,790)	(565,799)
Total	(1,672,468)	(1,654,146)	(1,516,790)	(1,721,789)	(2,387,537)	(2,827,321)
Income from Operations	509,492	601,508	431,787	492,814	602,554	713,544
OTHER INCOME (EXPENSE)
Interest Income	15,060	5,036	5,922	6,662	5,650	6,691
Interest Expense	(91,978)	(65,935)	(47,117)	(56,115)	(66,332)	(78,550)
Other—Net	8,737	(1,167)	(799)	13,792	15,697	18.588
Other Income (Expenses)—Net	(68,181)	(62,066)	(41,994)	(35,661)	(44,985)	(53,271)
Income Before Provision for Income Taxes	441,311	539,442	389,793	457,153	557,569	660,273
Provision for Income Taxes	(123,450)	(162,696)	(117,328)	(161,665)	(206,022)	(243,971)
Income Before Minority Interests in Consolidated Subsidiaries	317,861	376,746	272,465	295,488	351,547	416,302
Minority Interests in Income of Consolidated Subsidiaries	(1,488)	(4,669)	(5,122)	(8,614)	(9,253)	(10,957)
Net Income	316,373	372,077	267,343	286,874	342,294	405,345
Weighted Average Shares Outstanding (thousands)
—Basic	451,037.0	453,174.0	448,664.4	448,275.0	450,179.1
—Diluted	453,965.5	455,353.5	450,202.1	450,360.9	453,303.4
Basic Earnings per Share(2)	0.70	0.82	0.60	0.64	0.76	0.90
Diluted Earnings per Share(2)	0.70	0.82	0.59	0.64	0.76	0.89
Cash Dividends Declared per Share(4)(5)	0.14	0.17	0.21	0.21	0.23	0.27

(1)             Translated for convenience at the rate of Euro 1.00 = U.S. $1.1842, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2005. See “Exchange Rate Information” below for more information regarding the Noon Buying Rate.

(2)             Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share, or ADS, represents one ordinary share.

(3)             Except per Share amounts, which are in Euro and U.S. dollars, as applicable.

(4)             Cash Dividends Declared per Share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes.

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

(7)             We acquired 82.57 percent of the outstanding shares of OPSM Group Limited (“OPSM”) in August 2003. As such, the results for 2003 include approximately five months of operating results of OPSM and its subsidiaries. In March 2005, we acquired the remaining 17.43 percent of the outstanding shares of OPSM and, from that date, 100 percent of the operating results of OPSM and its subsidiaries are included above.

(8)             We acquired all of the outstanding shares of Cole in October 2004. Therefore, 2004 includes approximately three months of operating results of Cole.

(9)             Certain amounts in prior years have been reclassified to conform with the 2005 presentation.

	As of December 31,
	2001	2002	2003	2004	2005	2005
	(In thousands of Euro except share data)					(In thousands of U.S. $)(1)
BALANCE SHEET DATA:
Working Capital(2)	(872,107)	141,390	(56,185)	130,587	267,858	317,197
Total Assets	3,948,362	3,586,332	3,912,676	4,556,058	4,973,522	5,889,645
Long-Term Debt	132,247	855,654	862,492	1,277,495	1,420,049	1,681,622
Shareholders’ Equity	1,342,843	1,417,895	1,374,534	1,495,607	1,954,033	2,313,966
Capital Stock	27,172	27,256	27,269	27,312	27,479	32,541
Number of Shares Adjusted to Reflect Changes in Capital (thousands)	452,865.8	454,263.6	454,477.0	455,205.5	457,975.7

(1)                                  Translated for convenience at the rate of Euro 1.00 = U.S. $1.1842, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2005. See “Exchange Rate Information” below for more information regarding the Noon Buying Rate.

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

At our annual general meeting of shareholders held on June 14, 2006, our shareholders approved the distribution of a cash dividend in the amount of Euro 0.29 per ordinary share. Our Board of Directors proposed, and the shareholders approved, the date of June 22, 2006 as the date for the payment of such dividend to all holders of record of our ordinary shares on June 16, 2006, including Deutsche Bank Trust Company Americas, as depositary on behalf of holders of our American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share and is evidenced by an American Depositary Receipt, or ADR. The ADSs were traded ex-dividend on June 19, 2006, and dividends in respect of the ordinary shares represented by ADSs were paid to Deutsche Bank Trust Company Americas on June 22, 2006. Deutsche Bank Trust Company Americas converted the Euro amount of such dividend payment into U.S. dollars on June 22, 2006. The dividend amount for each ADS holder will be paid commencing on June 29, 2006 to all such holders of record on June 21, 2006. Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our shareholders may determine.

The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

Year	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S. $ per Ordinary Share(4)
	(Euro)		(U.S. $)
2001	0.140		0.120
2002	0.170		0.165
2003	0.210		0.242
2004	0.210		0.254
2005	0.230		0.276
2006	0.290	(5)	0.364	(6)

(1)                                  Cash dividends per ordinary share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes.

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

(5)                                  The dividend of Euro 0.29 per ordinary share was approved by our Board of Directors on April 27, 2006 and was voted upon and approved by our shareholders at the annual general meeting of shareholders held on June 14, 2006.

(6)                                  The dividend per ordinary share was converted into U.S. dollars by Deutsche Bank Trust Company Americas on June 22, 2006.

Exchange Rate Information

The following tables set forth, for each of the periods indicated, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate, expressed in U.S. $ per Euro 1.00:

Period	High	Low	Average(1)	End of Period
Year Ended December 31, 2001	0.8384	0.9545	0.8957	0.8901
Year Ended December 31, 2002	0.8594	1.0485	0.9450	1.0485
Year Ended December 31, 2003	1.0361	1.2597	1.1307	1.2597
Year Ended December 31, 2004	1.1801	1.3625	1.2435	1.3538
Year Ended December 31, 2005	1.1667	1.3476	1.2444	1.1842

(1)           The average of the Noon Buying Rates in effect on each business day during the period.

Month	High	Low
December 2005	1.1699	1.2041
January 2006	1.1980	1.2287
February 2006	1.1860	1.2100
March 2006	1.1886	1.2197
April 2006	1.2091	1.2624
May 2006	1.2607	1.2888

On June 23, 2006, the Noon Buying Rate was U.S. $1.2522 per Euro 1.00.

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

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative eyewear products which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential writedowns relating to the value of excess inventory, and production costs would be negatively impacted since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced.

If we fail to maintain an efficient distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer.

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have an adverse impact on our business, results of operations and financial condition.

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

The eyewear industry is also subject to rapidly changing consumer preferences. There can be no assurance that the growth of the fashion eyewear industry will continue or that consumer preferences will not change in a manner which will adversely affect the fashion eyewear industry as a whole or us in particular. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our inventory of models based on that design. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends would adversely affect our business, results of operations and financial condition and may result in  the write down of excess inventory and idle manufacturing facilities.

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

We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Dolce & Gabbana, D&G, Versace, Bulgari, Miu Miu, Salvatore Ferragamo, Donna Karan, DKNY, Genny, Byblos, Brooks Brothers, Sergio Tacchini, Anne Klein, Moschino, Versus and Adrienne Vittadini and, most recently, Burberry and Polo Ralph Lauren. These license agreements typically have terms of between three and ten years (except for  the license agreement for the Moschino line, which is terminable upon 12 months’ notice), may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. See Item 4—“Information on the Company—Business Overview—Recent Developments” regarding our new license agreements for the Burberry and Polo Ralph Lauren names. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our business could be adversely affected.

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

The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a significant effect on our business, results of operations, financial condition and prospects.

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

If we become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, then our business could be adversely affected.

We are currently a party to certain legal proceedings as described in Item 8—“Financial Information—Legal Proceedings.” In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or  use substantial resources in adhering to the settlements and could have a material adverse effect on our business, results of operations and financial condition.

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

See Item 4—“Information on the Company—Regulatory Matters” and Item 8—“Financial Information—Legal Proceedings.”

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth will be at risk.

As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) the diversion of the attention of senior management from our operations; and (vi) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues. Specifically, with regard to our acquisition of Cole, we may face additional risks and uncertainties following such acquisition, including: (i) difficulty in integrating the newly acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) the diversion of the attention of senior management from our operations; (vi) liabilities that were not known at the time of acquisition or creation of tax or accounting issues; (vii) difficulty in the consolidation of Cole’s headquarters with Luxottica Retail headquarters in Mason, Ohio; (viii) difficulty integrating Cole’s human resources systems, operating systems, inventory management systems, and assorted planning systems with the Company’s systems; (ix) difficulty integrating Cole’s distribution center with the Company’s distribution center; (x) difficulty finalizing the integration of product assortment; (xi) difficulty integrating Cole’s Managed Vision Care system with the Company’s Managed Vision Care system; (xii) the inability of the Company to minimize the disruptive effect of the integration on the management of the Company’s retail business; (xiii) difficulty in the timely creation and effective implementation of uniform standards, controls, procedures and policies; and (xiv) the cultural differences between the Company’s organization and Cole’s organization. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

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

With respect to our manufacturing activities, we operate six production facilities in Italy. A seventh facility was closed during 2004 and such closure did not have a material effect on our 2004 statement of operations. In addition, we operate a manufacturing facility in China. In 2005, we manufactured approximately 33.9 million prescription frames and sunglasses.

Our products are marketed under a variety of well-known brand names. Our house brands include Ray-Ban, Revo, Arnette, Killer Loop, Persol, Vogue, Luxottica and Sferoflex. Our designer lines include Chanel, Prada, Dolce & Gabbana, D&G, Versace, Bulgari, Miu Miu, Salvatore Ferragamo, Donna Karan, DKNY, Genny, Byblos, Brooks Brothers, Sergio Tacchini, Anne Klein, Moschino, Versus and Adrienne Vittadini .. Commencing in October 2006, our designer lines will include Burberry, and commencing on January 1, 2007, they will include Polo Ralph Lauren.

With respect to our distribution activities, we operate our business through an extensive worldwide wholesale and retail distribution network based primarily in North America and Australia. In 2005, through our wholesale and retail networks, we distributed approximately 17.3 million prescription frames and approximately 21.8 million sunglasses in approximately 4,125 models. Our products are distributed in approximately 120 countries worldwide.

Our wholesale network is comprised of 29 wholly- or partially-owned subsidiaries operating in principal markets, over 1,300 sales representatives and approximately 100 independent distributors. Our primary wholesale customers include retailers of mid- and premium-priced eyewear such as independent opticians, optical and sunglass chains, optical superstores, sunglass specialty stores and duty-free shops. In certain countries, and especially in North America, wholesale customers also include optometrists and ophthalmologists, health maintenance organizations, or HMOs, and department stores.

Our retail network is mainly comprised of our subsidiaries: in North America, LensCrafters, Inc. (“LensCrafters”), Sunglass Hut and Cole, which operates Pearle and our Licensed Brands; and in Australia, New Zealand and Asia, OPSM, of which we acquired majority control in August 2003 and full control in March 2005. Luxottica’s North American retail business is the largest optical retail business in North America based on total sales. Our retail network in Asia has expanded in 2006 with two acquisitions. In April 2006, we completed our acquisition of Beijing Xueliang Optical Technology Co. Ltd., a 79-store chain located in Beijing, China and, in July 2006, we expect to complete our acquisition of Ming Long Optical, a 133-store chain and the largest premium optical chain in the province of Guangdong, China.

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

In April 2001, we continued to strengthen our sunglasses business by acquiring Sunglass Hut, a leading retailer of sunglasses worldwide based on sales. In May 2001, we acquired all of the issued and outstanding common stock of First American Health Concepts, Inc., which at that time was a leading provider of managed vision care plans in the United States based on sales. In August 2003, we acquired 82.57 percent of the outstanding shares of OPSM (we acquired the remaining 17.43 percent interest in March 2005), resulting in our leadership position in the prescription business based on sales in the Australian and New Zealand markets, while at the same time presenting us with new growth opportunities in the Asia-Pacific markets. In October 2004, we strengthened and expanded our North American retail and managed vision care business with the acquisition of Cole. In 2005, we expanded our retail presence in China by entering into agreements to buy two premium retail chains, Beijing Xueliang Optical Technology Co. Ltd. and Ming Long Optical, to become a leading operator of premium optical stores in China based on the number of stores, with a total of 278 locations in two of the top premium optical markets in Mainland China, as well as Hong Kong, an important market in Asia for luxury goods. We are awaiting customary approvals by the relevant Chinese governmental authorities regarding the agreement to acquire Ming Long Optical and anticipate receiving such approvals by July 2006.

Our principal executive offices are located at Via Cantù 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. Our agent for service for limited purposes in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, telephone number (212) 894-8940. We are domiciled in Milan, Italy.

Business Overview

Recent Developments

License Agreements

On October 7, 2005, we announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Burberry name. The first Burberry eyewear collections under the agreement will be presented in October 2006.

On February 27, 2006, we announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. Performance under the agreement will commence on January 1, 2007.

Retail Acquisitions

On July 7, 2005, we announced that our subsidiary, SPV Zeta S.r.l., had entered into an agreement to acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. for a purchase price of Chinese Renminbi (“RMB”) 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical had unaudited sales for the 2004 fiscal year of RMB 102 million (approximately Euro 10 million). Xueliang Optical has 79 stores in Beijing. The Company completed the acquisition in April 2006.

On October 4, 2005, we announced that our subsidiary, SPV Eta S.r.l., had entered into an agreement to acquire 100 percent of the equity interests in Ming Long Optical, the largest premium optical chain, based on number of stores, in the province of Guangdong, China, with 133 stores, for a purchase price of RMB 290 million (approximately Euro 29 million). As a result, we will become  the leading operator of premium optical stores in China based on the number of stores, with a total of 278 locations in two of the top premium optical markets in Mainland China, as well as in Hong Kong, the most important market in Asia for luxury goods. Completion of the transaction remains subject to customary approvals by the relevant Chinese governmental authorities. The Company currently anticipates receiving such approvals by July 2006.

On May 18, 2006, we announced that we had entered into agreement to acquire Shoppers Optical, a 74-store Canadian-based optical chain owned by King Optical Group Inc. Once the transaction is completed, we will manage a total of 268 optical stores in Canada. Shoppers Optical operates across eight of Canada’s provinces. Twenty-six of Shoppers Optical’s stores are in the province of Ontario, where nearly 40 percent of the Canadian population lives. In addition, this acquisition will bring into the organization the first full-service Canada-based central lens finishing lab with anti-reflective coating capability. The closing of the transaction, which is subject to customary closing conditions, is expected to take place at the end of June 2006.

In June 2006, we announced that we plan to acquire 100 percent of the equity interest in Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China, for total consideration of RMB 140 million (approximately Euro 14 million). Completion of the transaction is subject to customary approvals by the relevant Chinese governmental authorities. We expect to receive such approvals by the end of 2006.

Retail Expansion through Franchising

In June 2006, we announced a five-year franchising agreement with Azal Group that will expand our Sunglass Hut chain by up to 50 stores in the Middle East by 2008. Azal Group has operations in the Middle East and Europe and has a franchise portfolio of over 30 brands, including some of the industry’s most recognizable brands.

Litigation Settlement

On August 31, 2005, we agreed with the plaintiffs in the previously disclosed action commenced in May 2001 (the “Action”) pending in the U.S. District Court for the Eastern District of New York relating to its acquisition of Sunglass Hut to a full and final settlement and release (the “Settlement”) of all claims made in the Action. In the Action, the plaintiffs’ principal claim was that certain payments made to the former Chairman of SGHI under a consulting, non-disclosure and non-competition agreement violated the “best price” rule under U.S. securities laws. The Settlement was approved by the Court, and final judgment has been entered dismissing the case with prejudice.

California Vision Health Care Service Plan Lawsuit

In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of our subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action.  The claims have been partially dismissed.  The remaining claims, against LensCrafters, EYEXAM and EyeMed Vision Care, LLC, allege various statutory violations relating to the confidentiality of medical information, the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement and restitution of allegedly unjustly obtained sums, statutory damages, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California. In May 2004, the trial court stayed all proceedings in the case pending the California Supreme Court’s decision in a case against Cole and its subsidiaries expected to address certain legal questions related to the issues presented in this case. On June 12, 2006, the California Supreme Court rendered its decision in that case, ruling that optical stores such as those operated by Cole must comply with Sections 655 and 2556 of the California Business and Professions Code.  It is expected that plaintiffs will now seek to resume their prosecution of this action.  Although we believe that our operational practices in California comply with California law, an adverse decision in this action or the suit against Cole might cause LensCrafters, EYEXAM and EyeMed to modify or close certain activities in California. Further, LensCrafters, EYEXAM and EyeMed might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims allege various statutory violations related to the operation of Pearle Vision Centers in California including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks disgorgement and restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California. In July 2002, the trial court entered a preliminary injunction to enjoin defendants from certain business and advertising practices. Both Cole and the State of California appealed that decision. On November 26, 2003, the Court of Appeal issued an opinion in which it stated that because California law prohibited Pearle Vision from providing eye examinations and other optometric services at Pearle Vision Centers, the trial court should have enjoined Pearle Vision from advertising the availability of eye examinations at Pearle Vision Centers.  The appellate court also ruled in Cole’s favor with respect to charging dilation fees, which ruling partially lifted the preliminary injunction with respect to these fees that had been imposed in July 2002.  On March 3, 2004, the California Supreme Court granted Cole’s petition for review of the portion of the appellate court’s decision stating that California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers.  The appellate court’s decision directing the trial court to enjoin Pearle Vision from advertising these activities was stayed pending the Supreme Court’s resolution of the issue.  On June 12, 2006, the California Supreme Court affirmed the Court of Appeal’s prior decision, and held that optical stores such as those operated by Cole must comply with Sections 655 and 2556 of the California Business and Professions Code.  The matter will now be remanded to the trial court for further proceedings to determine if, in fact, Cole’s operations comply with those laws.  In addition, the preliminary injunction previously issued to enjoin advertising of the availability of eye examinations at Pearle Vision Centers, may soon become operative.  Although we believe that Cole’s operational practices in California comply with California law, an adverse decision in this action may compel Cole and its subsidiaries to modify or close certain activities in California. Further, Cole and its subsidiaries might be required to pay civil penalties and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

Cole SEC Investigation

Following Cole’s announcement in November 2002 of the restatement of its financial statements, the SEC began an investigation into Cole’s previous accounting. The SEC subpoenaed various documents from Cole and deposed numerous former officers, directors and employees of Cole. During the course of this investigation the SEC staff had indicated that it intended to recommend that a civil enforcement action be commenced against certain officers and directors of Cole but not against Cole. Cole was obligated to advance reasonable attorneys’ fees incurred by current and former officers and directors who were involved in the SEC investigation subject to undertakings provided by such individuals. Cole has insurance available with respect to a portion of these indemnification obligations. In March 2006, the SEC staff indicated that it had concluded its investigation and that, contrary to its earlier indication, it would not be recommending that an enforcement action be commenced against anyone in connection with the investigation.

Amended Credit Agreement

On March 10, 2006, we and our subsidiary Luxottica U.S. Holdings Corp. (“U.S. Holdings”) and the bank group parties to their three-Tranche credit agreement signed on June 3, 2004, agreed to amend the outstanding credit agreement. The amended agreement reduces the interest margin as defined in the agreement, extends the termination date of Tranches B and C to five years from the date the amendment was signed, gives the option at the end of the first and second anniversaries to extend the termination for additional one-year periods and increases the borrowing capacity of Tranche C to Euro 725.0 million from Euro 335.0 million.

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

House Brands:  Our house brands, almost entirely designed and manufactured by us, are sold worldwide under brand names such as Luxottica, Sferoflex, Vogue, Persol,  Ray-Ban, Revo, Killer Loop and Arnette. We currently produce approximately 1,600 distinct styles of frames within our house brands. Each style is typically produced in three sizes and at least four colors. Actual availability of product styles, colors and sizes varies among geographic markets depending upon local demand.

The following is a summary description of each of our most significant house brands:

•                    Ray-Ban: Created in 1937, the Ray-Ban line is the brand leader in the eyewear market based on sales, bringing together renowned sunglass lenses and a timeless style.

•                    Persol: Created in 1917 and acquired by Luxottica in 1995, the Persol brand is synonymous with design, elegance, tradition, and technical precision. Our Persol line, which includes a wide range of prescription frames and sunglasses, is marketed as a timeless fashion accessory due to the elegance and design of our products.

•                    Vogue: Acquired by us in 1990, the Vogue brand is recognized as trendy and innovative and symbolizes a young and dynamic style that stresses attention to detail and fashion.

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

•                    Sferoflex: This product line, which in 1981 became the first brand name acquired by Luxottica Group, the Sferoflex line is comprised of prescription frames characterized by a classic and comfortable style, with flexible hinges that allow the frame to adapt to the unique face shape of each wearer.

•                    Killer Loop: Created in 1989 as a sun and sports eyewear brand that combines design and quality, this brand has evolved throughout the years from exclusively sports eyewear to also include leisure eyewear.

Designer Lines:  Our designer lines are produced and distributed through license agreements with major fashion houses. Currently, we produce 18 designer lines under the names Chanel, Prada, Dolce & Gabbana, D&G, Versace, Bulgari, Miu Miu, Salvatore Ferragamo, Donna Karan, DKNY, Genny, Byblos, Brooks Brothers, Sergio Tacchini, Anne Klein, Moschino, Versus and Adrienne Vittadini. Commencing in October 2006, our designer lines will include Burberry, and commencing on January 1, 2007, they will include Polo Ralph Lauren. The license agreements governing these designer lines are exclusive contracts and typically have terms of between three and ten years (except the license agreement for the Moschino line, which is terminable upon 12 months notice). See “—Trademarks, Trade Names and License Agreements—License Agreements.” Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designer. Our designer lines presently feature approximately 2,500 different styles.

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

•                    Miu Miu: The Miu Miu license agreement was signed in 2003 and it comprises both optical frames and sunglasses. This brand addresses a clientele particularly attentive to the free and easy as well as to the sophisticated new trends. This collection expresses Miuccia Prada’s vision of an alternative style, always characterized by a strong personality. The brand Miu Miu can be defined as: urban, young, sophisticated and sensual, an alternative vision, a “new classic.”

•                    Versace: Versace is a  lifestyle brand for the modern man or woman who chooses to express his/her strength, confidence and uniqueness through a bold and distinctive personal style. Versace represents the ideal of a sophisticated, free and highly desirable lifestyle.

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

•                    Brooks Brothers: . Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the unique features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality.

•                    Anne Klein: This product line targets successful professional women who place an emphasis on quality and image.

•                    Donna Karan: This product line reflects the design sensibility and spirit of the Donna Karan Collection, offering men and women styles that are sophisticated, using modern and lightweight materials.

•                   DKNY: DKNY is fast fashion with an urban mind-set, the New York City street-smart look. DKNY Eyewear addresses modern, urban, fashion-conscious women and men with multifaceted lifestyles: international, eclectic, fun and real.

•                    Dolce & Gabbana:  Our first Dolce & Gabbana eyewear collection draws its inspiration from the 60s and 70s. This collection brings the period’s shapes up to date and highlights its materials, characterized by precious details such as logos in Swarovski crystals or elegant metal circles.

•                D&G: The D&G eyewear collection has a youthful, innovative and anti-conventional spirit. The new D&G models manufactured by Luxottica are characterized by vintage forms that take their inspiration from the 70s and 80s, as well as loud and colorful sporty frames reminiscent of the racing world.

•                Burberry: A license agreement between Burberry Group Plc and Luxottica was signed in October 2005 for the first release of the Burberry Eyewear Collection in October 2006. This collection will feature the brand’s core values of form and function, innovation and the essence of classic style.

•                Polo Ralph Lauren: During the first quarter of 2006, a ten-year license agreement was negotiated and signed with Polo Ralph Lauren Corp. for the manufacturing and distributing the Polo Ralph Lauren brands. The first eyewear collection will be presented in the fourth quarter of 2006 for sales beginning in January 2007.

The following table presents the respective percentages of our total unit (a “unit” represents an eyeglass frame or sunglass and excludes sales of other materials) sales that our designer and house brands comprised during the periods indicated:

	Year Ended December 31,
(as a percentage of total unit sales)	2001	2002	2003	2004	2005
Designer brands	40.6	39.5	33.6	32.8	35.9
House brands	59.4	60.5	66.4	67.2	64.1
Total unit sales	100.0	100.0	100.0	100.0	100.0

Prescription Frames and Sunglasses

In 2005, we produced a combined total of approximately 33.9 million prescription frames and sunglasses. In 2004 and 2003, we produced a combined total of approximately 30.5 million and 28.7 million prescription frames and sunglasses, respectively.

Since 1990, sunglasses have become an increasingly significant product line for us as we seek to capitalize on growth opportunities in the sunglasses segment. In 1990, we acquired a distributor that supplied sunglasses under the Vogue brand name. In 1995, we expanded our activities in the sunglasses market by acquiring Persol S.p.A., an Italian producer of high-quality, fashionable sunglasses and prescription frames in the premium-priced segment of the market. In 1999, we acquired the Ray-Ban business from Bausch & Lomb Incorporated, including the Ray-Ban, Revo, Arnette and Killer Loop brand names. As a result of our acquisition of the Ray-Ban business, the percentage of our unit sales represented by sunglasses that we manufacture has grown significantly. This trend continued with the acquisition of Sunglass Hut. However, with the acqusitions of OPSM and Cole, which tend to focus on sales of opthalmic products and accessories, we have seen a steady decrease in our percentage units of sunglass sales to total unit sales over the last few years. We believe that this percentage of sales of sunglass units will continue to slightly decline in 2006 and 2007 due to our acquisitions in China and

Canada before stabilizing in the low to mid 50 percent range. Unit sales of sunglasses manufactured by us and third parties in 2005, as a percentage of total unit sales, were 55.8 percent, as compared to 58.9 percent in 2003 and 57.3 percent in 2004.

The following table presents the respective percentages of our total unit sales that our prescription frames and sunglasses comprised for the periods indicated:

	Year Ended December 31,
	(as a percentage of total unit sales)
	2001	2002	2003	2004	2005
Prescription frames	42.8	40.3	41.1	42.7	44.2
Sunglasses	57.2	59.7	58.9	57.3	55.8
Total unit sales	100.0	100.0	100.0	100.0	100.0

Retail Operations

Our Retail Division is operated by our subsidiaries LensCrafters, Sunglass Hut, OPSM and the Cole group of companies. LensCrafters and Sunglass Hut are strong trade names in the North American retail market place, and OPSM owns three main trade names in the Asia-Pacific market. The Cole National group of companies operates Pearle and our Licensed Brands—Sears Optical, Target Optical and BJ’s Optical. In addition to ophthalmic products and sunglasses, we also sell watches and accessories under the store names “Watch World” and “Watch Station” and personalized gifts under the store name “Things Remembered.”

LensCrafters. Through LensCrafters, we operate a retail network of over 893 locations which offer a wide selection of prescription frames, sunglasses, lenses and other optical products in the North American market. LensCrafters is currently the largest optical retail chain in North America in terms of sales. LensCrafters stores sell not only Luxottica products, but also a wide range of lenses and optical products made by other suppliers. LensCrafters’ products include innovative lenses, such as FeatherWates™ (lightweight, thin and impact-resistant lenses), FeatherWates Complete with Scotchgard™ (thin, light, scratch and impact resistant, anti-reflective and easy-to-clean lenses), DURALENS™ (super scratch-resistant lenses), ByeLines™ (bifocal lenses without visible lines), Invisibles™ (anti-reflective lenses) and “MVP Maximum View Progressives” (multi-focal lenses without visible lines). Substantially all of our LensCrafters stores are located in high-traffic commercial malls and shopping centers, have an employed optometrist or an independent, licensed optometrist on site (thereby allowing the customer to have an eye examination on site), provide a large range of prescription eyewear choices and include a laboratory, which enables us to provide the selected frame with prescription lenses to our customers in approximately one hour.

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

From 1999 to 2004, LensCrafters’ expansion focused primarily on further development of those stores opened between 1996 and 1998. However, we will continue to evaluate potential retail expansion opportunities in North America through the opening of retail chains and stores in areas where we are not already heavily represented and in other prime locations. As of December 31, 2005, LensCrafters leased 893 retail stores.

Since the LensCrafters’ acquisition, we have improved the efficiency of LensCrafters stores by managing the inventory from our central worldwide distribution center in Italy. This has improved inventory service and allowed for a more rapid supply of styles based on daily sales and inventory data. This has also increased the percentage of our products available in LensCrafters stores. In addition, we have focused our promotional activities on those customers looking for a better purchase experience with high-quality products, rapid and efficient customer service and innovative lens and frame technology. In order to increase LensCrafters’ focus on sunglasses, we added a section, “one-third sun,” devoted only to sunglasses, in many stores. As a result of these initiatives, LensCrafters’ net sales have increased significantly since 1995.

During the last few years we have shifted LensCrafters to a more premium brand. During this time we have added additional elements such as a new store concept, associate training, advertising and marketing that together represent the premium brand and future direction of LensCrafters.

One of the most visible changes in LensCrafters’ shift toward a premium and stylish eyewear shopping experience is a new design for the stores, which will be adopted in new and remodeled store locations across North America. The store design features elegant eyewear display boxes, wood flooring, fashion graphics, sleek decorative accents and artistic lighting fixtures. Every feature of the design directs the spotlight on the shopping gallery of designer eyewear collections, while the “fit and finish” stations are more private and separated from the shopping and frame selection. We have begun to display the eyewear collections by designer brand to help our customers shop for the style that is right for them.

As part of the brand transformation, LensCrafters has rolled out a new style-focused magazine advertising campaign  to communicate the brand’s approach to eyewear style. The ads have appeared in more than two dozen premium fashion, lifestyle, cultural and entertainment magazines for women and men. Titled “Make an Appearance,” they are distinguished from other LensCrafters’ ads, using bold, engaging visuals to emotionally appeal to the fashion and style desires within eyeglass wearers.

Sunglass Hut. With the acquisition of Sunglass Hut in 2001, we became the world’s leading specialty retailer of sunglasses based on sales, and a world leader in specialty retailing of popular priced watches based on sales. Sunglass Hut has about 1,850 retail locations located throughout North America, Europe and Australia. Sunglass Hut operates in-line stores and kiosks in shopping malls, as well as stores in street centers in high-traffic streets and in airports. We have increased sales of Luxottica-manufactured products at Sunglass Hut locations from approximately 14.3 percent of total Sunglass Hut net sales in April 2001 (the first month following the acquisition) to 61.9 percent in December 2005. In addition to sunglasses that we manufacture, Sunglass Hut continues to sell a variety of frames manufactured by third-party vendors, including Oakley Inc., Maui Jim, Inc. and others. Oakley Inc. is our largest third-party supplier, accounting for approximately 8.7 percent, 6.8 percent and 4.9 percent of our total merchandise purchases from suppliers in 2003, 2004 and 2005, respectively. Although we buy products from third parties, including Oakley Inc., we do not believe that the loss of any one supplier would have a siginificant impact on our future operations as we could easily replace lost supply with other sunglasses manufactured by us or other third-party vendors. After the acquisition of Sunglass Hut, we consolidated the administrative and certain other functions of the Sunglass Hut business with our LensCrafters operations allowing us to realize significant synergies between the two optical retailing companies. As of December 31, 2005, Sunglass Hut operated an aggregate of 1,849 outlets throughout North America, Europe and Australia. Sunglass Hut outlets are located mostly in enclosed malls and airports with an average retail space of approximately 500 square feet per kiosk/store.

Cole National. With the acquisition of Cole in October 2004, we acquired a group of distribution outlets and a provider and administrator of managed vision care services under one group. Cole through its wholly owned subsidiaries operates retail vision locations under the name “Pearle Vision” as well as under the names “Sears Optical,” “Target Optical” and “BJ’s Optical,” which we refer to as our Licensed Brands. It administers managed vision care programs and benefits previously sold through the Cole Managed Vision Division; renewals and new sales will be through Eyemed Visioncare. Additionally, Cole National operates a chain of personalized gift stores, e-commerce and catalogs under the name “Things Remembered.”  The licensed brands (Sears, Target and BJ’s) optical retail locations are located in the host stores that bear their names. Pearle Vision stores are mostly located in strip malls outside of the conventional malls where most LensCrafters and Sunglass Hut stores are located. In addition, we have franchised Pearle Vision locations located throughout North America. The Company believes that its combination with Cole will:

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

The Company has nearly completed its strategic integration plan with respect to Cole. See Item 5—“Operating and Financial Review and Prospects—Overview” for more information. As of December 31, 2005, Cole operated about 2,400 owned and leased department locations and over 450 franchise locations throughout North America as of December 31, 2005.

We will continue to look to expand our retail operations in North America through opening of new stores or kiosks, or strategic acquisitions when we deem them to be appropriate.

OPSM. In August 2003, we completed the acquisition of 82.57 percent of OPSM, and we completed the acquisition of the minority interest in OPSM in March 2005. This acquisition has resulted in what we believe is a leadership position in the prescription business in the Australian and New Zealand markets and provided us with new growth opportunities in the Asian market. As of December 31, 2005, OPSM had 474 stores in Australia operating under three brands, OPSM, Laubman & Pank and Budget Eyewear, each of which targets a clearly defined market segment. OPSM is the market leader in New Zealand, with 38 stores as of December 31, 2005, and has expanded into Asia, with 66 stores in Hong Kong. OPSM sold its businesses in Singapore and Malaysia during 2005.

Mainland China and Hong Kong. We  signed agreements during 2005 to acquire two retailers in the Mainland China  retail optical market and an agreement in 2006 to acquire a retailer in Shanghai. The acquisitions are expected to close after receiving customary approvals by the relevant Chinese governmental authorities. These agreements demonstrate our continued commitment to expand our retail presence in strategic markets throughout the world. The acquisitions will give us an additional 238 retail locations  in Asia. These additional retail stores are located in premium optical markets in Mainland China. In addition, they will expand our presence in Hong Kong, which we believe to be the most important market in Asia for luxury goods.

Our Principal Markets

The following table presents our net sales by geographic market for the periods indicated:

	Year Ended December 31,
	(In thousands of Euro)
	2003	2004	2005
Italy Wholesale	743,327	832,813	998,420
North America Retail	1,812,322	1,937,484	2,868,746
North America Wholesale	137,370	146,076	179,595
Asia-Pacific Retail	121,276	348,300	365,867
Asia-Pacific Wholesale	155,350	116,605	150,926
Other Retail	60,565	60,898	61,165
Other Wholesale	384,894	425,732	514,031
Adjustment/Eliminations(1)	(562,910)	(612,608)	(768,006)
Total	2,852,194	3,255,300	4,370,744

(1)             “Adjustment/Eliminations” represents the elimination of intercompany sales.

Seasonality and Effect of 53-Week Year

We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 55.8 percent and 57.3 percent of our units sold in 2005 and 2004, respectively. As a result, our net sales are typically higher in the second quarter, which includes wholesale sales to customers and increased sales in our Sunglass Hut retail outlets, and lower in the first quarter, as sunglass sales fall in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. A 53-week year occurs in five to six year intervals and is expected to occur again in fiscal 2008.

Production Process

Overview

We produce both metal and plastic frames. In addition to our frame manufacturing capacity, since 1999 we have also produced crystal and polycarbonate sunglass lenses exclusively for our sunglasses collections. Production is principally carried out in our six Italian manufacturing facilities. In China, we produce certain products distributed mainly by our North American retail group and certain finished products for our wholesale business. Each of our facilities is tailored to a specific production technology that we believe allows us to achieve a high level of productivity.

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

Over the past several years, we have consolidated our manufacturing processes by tailoring each of our manufacturing facilities in Italy to a specific production technology. This consolidation has allowed us to improve both the productivity and quality of our operations. We produce plastic frames in our facilities in Sedico, Pederobba and Turin, while metal frames are produced in our facilities in Agordo and Rovereto. Certain frame parts are produced in our facility in Cencenighe. In 2005, approximately 56 percent of the frames manufactured by us were metal-based, and the remainder were plastic.

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

Distribution by Wholesale Division

We currently distribute our products in approximately 120 countries and operate 29 wholly or partially owned wholesale distribution subsidiaries strategically located in major markets worldwide. In markets where we do not have wholesale distribution subsidiaries, we employ approximately 100 independent distributors.

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

The following table sets forth certain information regarding our wholesale distribution subsidiaries and affiliates:

Subsidiary	Country of Formation	Percentage Ownership
Luxottica S.r.l.	Italy	100%
Luxottica Fashion Brillen GmbH	Germany	100%
Luxottica Portugal S.A.	Portugal	100%
Luxottica France S.A.R.L.	France	100%
Luxottica Iberica S.A.	Spain	100%
Luxottica U.K. Ltd.	United Kingdom	100%
Luxottica Belgium N.V.	Belgium	100%
Luxottica Sweden A.B.	Sweden	100%
Oy Luxottica Finland A.B.	Finland	100%
Luxottica Vertriebsgesellschaft MbH	Austria	100%
Luxottica Norge A.S.	Norway	100%
Avant-Garde Optics, LLC	U.S.A.	100%
Luxottica Canada Inc.	Canada	100%
Luxottica Do Brasil Ltda	Brazil	100%
Luxottica Mexico S.A. de C.V.	Mexico	100%
Luxottica Argentina S.r.l.	Argentina	100%
Mirari Japan Ltd.	Japan	100%
Luxottica South Africa Pty Ltd.	South Africa	100%
Luxottica Middle East FZE	United Arab Emirates	100%
Luxottica (Switzerland) A.G.	Switzerland	97%
Luxottica Australia Pty Ltd.	Australia	100%
Luxottica Optics Ltd.	Israel	74.9%
Luxottica Hellas A.E.	Greece	70%
Luxottica Nederland B.V.	The Netherlands	51%
Luxottica Gozluk Ticaret A.S.	Turkey	51%
Luxottica Poland Sp. Z.o.o.	Poland	100%
Mirarian Marketing Ltd.	Singapore	51%
Ray Ban Sun Optics India Ltd.(1)	India	44.2%
Luxottica Korea Ltd.	Korea	100%

(1)                                  The shares of Ray Ban Sun Optics India Ltd. are publicly traded on the BSE Stock Exchange, Mumbai. Because we do not own a 50% equity interest in the entity, we account for this entity under the equity method of accounting.

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

Distribution by Retail Division

Through our Retail Division, we believe we operate the largest group of optical superstores in both the United States and Canada based on both sales and store count. We believe we are the largest specialty retailer of sunglasses in the world based on 2005 revenues and believe we have become a leading player in the Australian prescription segment. We also sell watches and accessories in certain sunglass retail locations and under the store names “Watch World” and “Watch Station” and personalized gifts under the name “Things Remembered.”

In our optical retail stores, customers can choose from a large selection of frames and lenses offering a high level of comfort and fit. LensCrafters customers can obtain a completed pair of prescription glasses in approximately one hour because of on-site lens grinding laboratories. In our Sunglass Hut locations, customers can choose from a large selection of Luxottica and third-party vendor manufactured sunglasses. In addition, Sunglass Hut locations can assist customers in purchasing other accessories to complement their sunglasses. As of December 31, 2005, our retail division consisted of 5,679 owned or leased department retail locations and 491 franchised locations as follows:

	North America	Europe	Asia- Pacific*	Total
LensCrafters	893			893
Sunglass Hut	1,557	110	182	1,849
OPSM Group			549	549
Cole National Group Optical	1,724			1,724
Things Remembered	664			664
Franchised Locations	462		29	491
	5,300	110	760	6,170

*                    Asia-Pacific for our Retail Division consists of Australia, New Zealand, Malaysia, Singapore and Hong Kong.

In 2005, approximately 68.4 percent, 12.5 percent, 21.2 percent and 61.9 percent of the total sales of frames based on units sold by LensCrafters, Cole, OPSM and Sunglass Hut, respectively, were produced by our manufacturing facilities. OPSM was acquired in August 2003 and at such time 3.5 percent of the total sales of frames sold were produced by our manufacturing facilities. Cole National was acquired in October 2004, and at such time less than 1 percent of the total sales of frames sold were produced by our manufacturing facilities. The Retail Division’s outlets sell not only frames that we manufacture but also a wide range of frames, lenses and other ophthalmic products manufactured by other companies.

Substantially all LensCrafters, Cole National and OPSM stores have an employed or independent optometrist on site, allowing the customer to have an eye examination, select from a large range of prescription eyewear, and receive the selected frame with prescription lenses from one location. In addition, substantially all of our LensCrafters stores have a lens grinding laboratory on site, which allows our customers to receive a complete set of prescription frames or sunglasses in approximately one hour.

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

Marketing

Our marketing and advertising activities are designed primarily to enhance the image of Luxottica and our brand portfolio and to drive traffic into our retail locations. Advertising expenses amounted to approximately six percent of our net sales in each of 2003, 2004 and 2005.

Marketing Strategy for Our Wholesale Business

Our marketing strategy in the wholesale distribution segment is focused on promoting our extensive brand portfolio, our corporate image and the value of our products. Advertising is extremely important in supporting our marketing strategy, and we therefore engage in extensive advertising activities, both at the point-of-sale and through various media directed at the end consumer of our products.

Our point-of-sale marketing materials consist of displays, counter cards, catalogs, posters and product literature . Many of these materials are linked to our consumer advertising campaigns.

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

Marketing Strategy for Our Retail Business

In addition to the marketing activities described above, we engage in promotional and advertising activities through our Retail Division with both short- and long-term objectives. Our short-term objectives are to attract customers to our stores and promote sales. Our long-term objective is to build the image and visibility of our retail brands throughout the world, such as the LensCrafters and Pearle Vision brands in North America, the Sunglass Hut brand worldwide, the OPSM, Laubman & Pank and Budget Eyewear brands in Australia and New Zealand, thereby encouraging customer loyalty and return purchases. We believe that the product quality and service provided by our Retail Division contribute to our short- and long-term marketing objectives.

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

Trademarks, Trade Names and License Agreements

Trademarks and Trade Names

As of December 31, 2005, our principal trademarks or trade names included Luxottica, Ray-Ban, Persol, Vogue, LensCrafters, Sunglass Hut, Pearle Vision and OPSM. Our principal trademarks are registered in several countries. Other than Luxottica, Ray-Ban, LensCrafters, Sunglass Hut, Pearle Vision and OPSM, we do not believe that any single trademark or trade name is material to our business or results of operations. Ray-Ban products accounted for approximately 12.2 percent of our net sales in 2005. Management believes that our trademarks have significant value in marketing our products.

LensCrafters has introduced several trademarked lenses in recent years that contain innovative technology, such as FeatherWates™ (lightweight, thin and impact resistant lenses), FeatherWates Complete with Scotchgard™ (thin, light, scratch and impact resistant, anti-reflective and easy-to-clean lenses), DURALENS™ (super scratch-resistant lenses), Invisibles™ (anti-reflective lenses) and “MVP Maximum View Progressives” (multi-focal lenses without visible lines). LensCrafters purchases these lenses under non-exclusive arrangements with third parties. The names of the lenses used by LensCrafters are typically trademarked, and the trademarks are typically owned by us. OPSM has trademarked several lenses in recent years that it uses in its advertising. They include Activise™ for contact lenses, Active™ for polycarbonate eyeglass lenses and Invisibles™ for multi-coated eyeglass lenses.

We do not have any patents that we believe are, individually or in the aggregate, material to our results of operations or financial condition.

See Item 3 —“Key Information—Risk Factors—If we are unable to protect our proprietary rights, the loss of sales and the costs of defending such rights will adversely affect our business and financial results.”

License Agreements

We have entered into certain license agreements to manufacture and distribute prescription frames and sunglasses with numerous designers. These license agreements have terms expiring through 2022. The table below summarizes the principal terms of our most significant license agreements as of June 15, 2006.

Licensor	Licensed Marks	Territory	Expiration
Kasper ASL Ltd.	Anne Klein	U.S. exclusive license	December 31, 2006
Bulgari S.p.A.	Bulgari	Worldwide exclusive license	December 31, 2010
Byblos S.p.A.	Byblos	Worldwide exclusive license	December 31, 2006
Genny S.p.A.	Genny	Worldwide exclusive license	December 31, 2006
Moschino S.p.A.	Moschino	Worldwide exclusive license to distribute to authorized retailers and distributors (excluding Japan)	December 31, 2006
Salvatore Ferragamo Italia S.p.A.	Salvatore Ferragamo Ferragamo	Worldwide exclusive license	December 31, 2008 (Renewable until December 31, 2013)
Retail Brand Alliance, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2009
Sergio Tacchini S.p.A.	Sergio Tacchini ST	Worldwide exclusive license (excluding Japan)	April 1, 2007
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2013 (Renewable until December 31, 2018)
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2012 (Renewable until December 31, 2022)

Chanel SA, Chanel SAS, Chanel UK and Chanel USA	Chanel	Worldwide exclusive license	March 31, 2008
Donna Karan Studio LLC	Donna Karan DKNY	Worldwide exclusive license	December 31, 2009 (Renewable until December 31, 2014)
Adrienne Vittadini LLC**	Adrienne Vittadini	Worldwide exclusive license	December 31, 2007
Dolce & Gabbana S.r.l.	D&G Dolce & Gabbana Dolce & Gabbana	Worldwide exclusive license	December 31, 2010 (Renewable until December 31, 2015)
Burberry Group Plc	Burberry	Worldwide exclusive license	December 31, 2015
Polo Ralph Lauren Corp.	Polo Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company Chaps***	Worldwide exclusive license	March 31, 2017

*             Retail Brand Alliance, Inc. is indirectly owned and controlled by one of our directors.

**           Adrienne Vittadini LLC is indirectly owned and controlled by one of our directors.

***         U.S., Canada, Mexico and Japan only.

Under these license agreements, we are required to pay a royalty which generally ranges from five percent to twelve percent of net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts to five percent of net sales. The particular licensor is responsible for the manner and form of advertising for its collection. Other than the license agreement for the Moschino line, which is terminable upon 12 months’ notice, these license agreements typically have terms ranging from three to ten years, but may be terminated early by either party for a variety of reasons, including non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, any change in the ownership of the ordinary shares resulting in a change in control of Luxottica Group S.p.A.

No single designer line accounted for more than five percent of net sales for the year ended December 31, 2005. Management believes that, while the early termination of one or a small number of the current license agreements may have an adverse effect on our results of operations in the short term, any such termination would not have a material adverse effect on our long-term results of operations or financial condition. Upon any early termination of an existing license agreement, we expect that we would seek to enter into alternative arrangements with other designers to reduce any negative impact of such a termination.

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

Organizational Structure

We are a holding company, and virtually all of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, Cole Licensed Brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through approximately six manufacturing subsidiaries and 29 geographically oriented wholesale distribution subsidiaries. See “—Distribution” for a breakdown of the geographic areas.

The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, as of December 31, 2005, were:

Subsidiary	Country of Incorporation	Percentage of Ownership
Manufacturing
Luxottica S.r.l.	Italy	100%
Luxottica Tristar Optical Ltd	China	100%
Distribution
Avant-Garde Optics, LLC	U.S.A.	100%
Cole Vision Corp.	U.S.A.	100%
LensCrafters Inc.	U.S.A.	100%
Sunglass Hut Trading Corporation	U.S.A.	100%
Pearle Vision, Inc.	U.S.A.	100%
OPSM Group Limited	Australia	100%
Holding companies
Luxottica U.S. Holdings Corp.	U.S.A.	100%
Luxottica South Pacific Pty Ltd	Australia	100%
Sunglass Hut International, Inc.	U.S.A.	100%
Cole National Corporation	U.S.A.	100%

Property, Plants and Equipment

Our corporate headquarters is located at Via Cantù 2, Milan, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of December 31, 2005 is set forth below:

Location	Use	Owned/Leased	Approximate Area in Square Feet
Milan, Italy	Corporate Headquarters	Owned	51,548
Agordo, Italy	Administrative offices and manufacturing facility	Owned	814,004
Mason (Ohio), United States	North American retail division headquarters	Owned	288,876
Atlanta (Georgia), United States	North American retail division distribution center	Owned	183,521
Port Washington (NY), United States	U.S. offices and U.S. wholesale distribution center	Owned	140,700
Espoo, Finland	Offices, warehouse	Leased	2,884
Oulu, Finland	Offices	Leased	484
Goteborg, Sweden	Offices, warehouse	Owned	6,942
Stockholm, Sweden	Offices	Leased	258
Kongsberg, Norway	Offices	Leased	3,132
Macquarie Park, Australia	Offices	Leased	61,496
Chipping Norton, Australia	Ophthalmic laboratory	Leased	60,172
Revesby, Australia	Distribution center	Leased	61,054
Auckland, New Zealand	Offices	Leased	31,011
Hong Kong	Offices, warehouse	Leased	16,264
Causeway Bay, Hong Kong	Offices	Leased	980
Heemstede, Holland	Offices	Leased	8,073
São Paulo, Brazil	Offices, warehouse	Leased	18,363
Buenos Aires, Argentina	Offices, warehouse, showroom	Leased	5,119

Salonica - Kountouriotou, Greece	Sales office	Leased	2,813
Athens-Anthousa, Greece	Offices	Leased	40,137
Deurne, Belgium	Offices, archive-small deposit	Leased	4,560
Barcelona, Spain	Offices, warehouse, showroom	Leased	14,275
Madrid, Spain	Showroom	Leased	1,729
Hammersmith, London, UK	Offices	Leased	7,400
Neasden, London, UK	Warehouse for storage	Leased	3,000
Guangzhou, China	Factory, warehouse	Leased	2,900
Dongguan, China	Offices, factory, dormitory	Owned	884,810
Dongguan, China	Land	Owned	1,607,500
Klosterneuburg, Austria	Offices	Leased	3,767
Prague, Czech Republic	Showroom	Leased	215
Bratislava, Slovak Republic	Showroom	Leased	150
Tokyo, Japan	Sales office	Leased	13,153
Fukui, Japan	Offices, distribution center	Owned	45,209
Osaka, Japan	Sales office	Leased	1,948
Nagoya, Japan	Sales office	Leased	1,162
Fukuoka, Japan	Sales office	Leased	785
Shanghai, China	Sales office	Leased	1,356
Schonbuhl, Switzerland	Offices	Leased	3,164
Dubai, U.A.E.	Offices	Leased	1,645
Krakow, Poland	Offices	Leased	1,615
Lisbon, Portugal	Offices, warehouse	Owned	64,583
Munich, Germany	Offices, showroom	Leased	6,000
Bhiwadi, India	Manufacturing facility, corporate offices	Owned	343,474
Johannesburg, South Africa	Offices, showroom	Leased	5,382
Mexico City, Mexico	Offices, warehouse	Leased	17,222
Valbonne, France(1)	Offices	Owned	14,240
Seoul, Korea	Sales office	Leased	2,775
Singapore	Sales office	Leased	1,604
Mississauga, Canada	Offices	Owned	21,000
Hertzelya, Israel	Offices, warehouse	Leased	5,382
Umurbey/ Izmir, Turkey	Offices, warehouse	Leased	5,810
Rovereto, Italy	Frame manufacturing facility	Owned	215,026
Sedico, Italy	Frame manufacturing facility and distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	174,176
Pederobba, Italy	Frame manufacturing facility	Owned	84,111
Sedico, Italy	distribution center	Owned	288,473

(1)                                  The property located in Valbonne (France) is leased (with an option to purchase the underlying property at the end of the lease term for a nominal price) by our wholly-owned subsidiary in France.

As of December 31, 2005, LensCrafters leased 893 retail stores, Sunglass Hut leased 1,849 retail kiosks or stores,

Cole National leased 1,724 optical retail locations including licensed departments in host stores and 664 Things Remembered retail locations, and OPSM leased 549 retail stores. Such leases expire between 2006 through 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

We believe that our current facilities (including our manufacturing capacity) are adequate to meet our present and reasonably foreseeable needs except for the North American Retail Division Headquarters located in Mason, Ohio which began in early 2005 to undergo an expansion of approximately 127,000 square feet at a projected cost of U.S. $13.5 million. This expansion is expected to be completed in 2006 and is part our integration of Cole National operations into our existing North American retail headquarters. Other than the capital lease for our offices in Valbonne (France), there are no material encumbrances on any owned properties.

Our capital expenditures were Euro 229.4 million for the year ended December 31, 2005 and Euro 42.5 million for the three-month period ended March 31, 2006. It is our expectation that 2006 annual capital expenditures will be approximately Euro 200 million, in addition to investment for any acquisitions. We will pay for these future capital expenditures with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—“Operating and Financial Review and Prospects—Liquidity and Financial Resources—Our Cash Flows—Investing Activities.”

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. During the periods discussed below, we have operated in the retail segment through our Retail Division, comprised principally of LensCrafters, Sunglass Hut, since August 2003, OPSM and since October 2004, Cole . As of December 31, 2005, the retail segment consisted of 5,679 owned or leased department retail locations and 491 franchised locations as follows:

	North America	Europe	Asia- Pacific*	Total
LensCrafters	893			893
Sunglass Hut	1,557	110	182	1,849
OPSM Group			549	549
Cole National Group Optical	1,724			1,724
Things Remembered	664			664
Franchised Locations	462		29	491
	5,300	110	760	6,170

*Asia-Pacific for our Retail Division consists of Australia, New Zealand, Malaysia, Singapore and Hong Kong.

LensCrafters and Cole have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM operates retail outlets located in Australia, New Zealand, Hong Kong, Singapore and Malaysia. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales.

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

Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3—“Key Information—Risk Factors—If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer.” We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher in the second quarter and lower in the first quarter.

Our acquisitions have affected our results of operations from year to year. Our results of operations for the year ended December 31, 2004 are not comparable to the results of operations for the year ended December 31, 2003 and prior years due to the inclusion of the operations of Cole beginning in October 2004.

As a result of our acquisition of LensCrafters in May 1995 and the subsequent expansion of our business activities in the United States through the acquisition of the Ray-Ban business, Sunglass Hut and Cole, our results of operations, which are reported in Euro, have been rendered more susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.1307 in 2003 to Euro 1.00 = U.S. $1.2435 in 2004 to Euro 1.00 = U.S. $1.2444 in 2005. Additionally, with the acquisition of OPSM, our results of operations have been rendered susceptible to currency fluctuations between the Euro and the A$. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—“Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity” and Item 3—“Key Information—Risk Factors—If the Euro strengthens relative to certain other currencies, our profitability as a consolidated group will suffer.”

On November 26, 2004, we, through our wholly-owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the remaining outstanding shares of OPSM  that we did not already own. The offer was for A$4.35 per share including a fully franked dividend of A$0.15 per share that was declared by OPSM (resulting in a net price of A$4.20 per share). On January 4, 2005, we launched an off-market takeover offer for all the Australian Stock Exchange—listed OPSM shares we did not already own. At the close of the offer on February 7, 2005, we held 98.5 percent of OPSM  shares, which is in excess of the compulsory acquisition threshold. On February 8, 2005, we announced the start of the compulsory acquisition process for all remaining shares in OPSM not already owned by us. On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM shares and on February 18, 2005, it delisted OPSM shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 24, 2005.

On October 4, 2004, we acquired all of the issued and outstanding shares of Cole through a merger. The aggregate consideration paid by us to former shareholders, option holders and holders of restricted stock of Cole was $500.6 million. In connection with the merger, we assumed outstanding indebtedness with an approximate aggregate fair value of the principal balance of  $310.9 million. We believe that our combination with Cole has:

•                  strengthened our retail operations in the United States;

•                  strengthened our managed vision care business by increasing the number of people for whom we  provide managed vision care benefits as well as by adding well established retailers to its existing family of retailers; and

•                  provided us with the opportunity to increase our sales of frames manufactured by the Company in Cole retail stores.

We have substantially completed our strategic integration plan with respect to Cole. Since the consummation of the acquisition, we have consolidated Cole’s headquarters with our Luxottica Retail headquarters in Mason, Ohio, and combined various general and administrative functions.

The integration of our corporate, financial and human resources systems is now complete.

Our integration plans also include combining Luxottica Retail’s and Cole’s operating systems. We have integrated the inventory management and assortment planning systems. We plan to integrate the distribution centers by the end of 2006.

In October 2005, we integrated our Managed Vision Care system with Cole’s, resulting in a single brand (EyeMed) going forward. We have already begun to sell the new combined product.

We expect that our North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels by the end of 2006.

Our integration with Cole has resulted in synergies in the following areas:

•                  general and administrative; and

•                  sale of the Company’s manufactured products.

We have substantially executed our integration plans and have begun to realize the anticipated cost savings.

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

In some countries, the wholesale and retail divisions offer the customer the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, “Revenue Recognition When Right of Return Exists,” are satisfied at the date of sale. We have estimated and accrued for  the amounts to be returned in the subsequent period. This estimate is based on our right of return policies and practices along with historical data, sales trends and the timing of returns from the original transaction date when applicable. Changes to these policies and practices or a change in the trend of returns could lead to actual returns being different from the amounts estimated and accrued.

Also included in Retail Division revenues are managed vision care revenues consisting of (i) insurance revenues which are recognized when earned over the terms of the respective contractual relationships and (ii) administrative services revenues which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible. Our insurance contracts  require us to estimate the potential costs and exposures over the life of the agreement such that the amount charged to the customers will cover these costs. To mitigate the exposure risk, these contracts are usually short-term in nature. However, if we do not accurately estimate the future exposure and risks associated with these contracts, we may suffer losses as we would not be able to cover our costs incurred with revenues from the customer.

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

Inventories

Our manufactured inventories were approximately 65.0 percent and 75.4 percent of total frame inventory for 2004 and 2005, respectively. All inventories at December 31, 2005 were valued using the lower of cost (as determined under a weighted-average method which approximates the first in, first out method) or market. At December 31, 2004, certain retail inventory not manufactured by us was valued using the last in, first out method (“LIFO”). However, in order to reduce the inventory methods among different companies in the retail group and to simplify the process of valuing inventory, we changed the method of acccounting for inventory valuation to the first in, first out method. This change had an immaterial effect on our consolidated financial statements. Inventories are recorded net of allowances for possible losses among other reserves. These reserves are calculated using various factors including quantity on hand, sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

In connection with various acquisitions, we have recorded as intangible assets certain goodwill and trade names. At December 31, 2005, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 2.7 billion or approximately 54 percent of total assets.

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). Under SFAS No. 142, goodwill and intangible assets deemed to have an indefinite life are no longer amortized in the same manner as under the previous standards, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years.

Intangibles subject to amortization based on a finite useful life continue to be amortized on a straight-line basis over their useful lives. Our long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, we measure impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the assets, we would recognize an impairment loss, if determined to be necessary. Actual results may differ from our current estimates.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be recognized as period costs. In addition, this statement requires that the allocation of fixed production costs of conversion be based on the normal capacity of the production facilities. The adoption of such standard is required for fiscal years beginning after June 15, 2005. We believe that the adoption will not have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment (“SFAS 123-R”) which replaces the existing SFAS 123 and supersedes APB 25. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments’ fair value. SFAS 123-R is effective for us on January 1, 2006. We have evaluated the impact of the adoption of SFAS No. 123-R and determined that the additional compensation cost which would have been recorded in fiscal 2005 is not material.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29 (“SFAS 153”). SFAS 153 amends APB No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for reporting periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on our consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143 (“FIN 47”), which clarifies the term “conditional asset retirement obligation” as used in SFAS 143 and requires the recognition of a liability for a “conditional asset retirement obligation” if the fair value of the liability can be reasonably estimated. FIN 47 is effective for reporting periods beginning after December 15, 2005. The adoption of FIN 47 is not expected to have a material effect on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principles and changes required by accounting pronouncements in instances where the pronouncement does not include specific transition provisions. This Statement replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retroactive application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements (“EITF 05-6”), which requires that leasehold improvements acquired in a business combination or purchased significantly after, and not contemplated at the inception of the lease be amortized over the lesser of the useful life of the asset or a term that includes lease renewals that are reasonably assured. EITF 05-6 is applicable for leasehold improvements acquired or purchased beginning after June 29, 2005 and will be followed in future periods if and when necessary.

In October 2005, the FASB issued Staff Position No. 13-1, Accounting for Rental Costs Incurred During a Construction Period (“FSP 13-1”), that concluded rental costs associated with ground and building operating leases that are incurred during the construction period should be recognized as rental expense in such period. This guidance is effective for reporting periods beginning after December 15, 2005. The adoption of FSP 13-1 is not expected to have a material effect on our consolidated financial statements and will be followed in future periods if and when necessary.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140 (“SFAS 155”), which amends SFAS 133, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement:

•                  Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

•                  Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133;

•                  Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•                  Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•                  Amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 is not expected to have a material effect on our consolidated financial statements.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	Year Ended December 31,
	2003	2004	2005
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	31.7	32.0	31.6
Gross Profit	68.3	68.0	68.4
Operating Expenses:
Selling and Advertising	43.3	42.3	43.7
General and Administrative	9.9	10.6	10.9
Total	53.2	52.9	54.6
Income From Operations	15.1	15.1	13.8
Other Income (Expense)—Net	(1.5)	(1.1)	(1.0)
Provision For Income Taxes	(4.1)	(5.0)	(4.7)
Minority Interests in Income of Consolidated Subsidiaries	(0.2)	(0.3)	(0.2)
Net Income	9.4	8.8	7.8

For additional financial information by operating segment and geographic region, see Note 12 to our Consolidated Financial Statements included in Item 18 of this annual report.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

Net Sales. Net sales increased 34.3 percent to Euro 4,370.7 million during 2005 as compared to Euro 3,255.3 million for 2004.Net sales in the retail segment, through LensCrafters, Sunglass Hut, OPSM and Cole, increased by 40.5 percent to Euro 3,298.2 million for 2005 from Euro 2,346.7 million for 2004. This increase was primarily due to the inclusion of Cole sales from the date of acquisition on October 4, 2004, which amounted to Euro 998.0 million for the full fiscal year 2005 compared to Euro 240.5 million for the three-month period following the acquisition in 2004.

Net sales to third parties in the manufacturing and wholesale segment increased by 18.3 percent to Euro 1,075.0 million for 2005 as compared to Euro 908.6 million in 2004. This increase was mainly attributable to increased sales of our Ray-Ban brand, as well as Prada, Versace, Bulgari and Dolce & Gabbana (which we began distributing in October 2005). Wholesale sales were  strong in all geographic areas.

On a geographic basis net of intercompany transactions, operations in North America resulted in net sales of Euro 3,048.3 million during 2005, comprising 69.7 percent of total net sales, an increase of Euro 964.8 million from 2004. This increase was primarily due to the inclusion of Cole sales from the date of acquisition on October 4, 2004, which amounted to Euro 998.0 million for the full fiscal year 2005 compared to Euro 240.5 million for the three-month period following the acquisition in 2004. This sales increase was mostly driven by our focus on selling premium frames and products at both our Sunglass Hut and LensCrafters North American retail outlets. This focus included the remodeling, opening or relocation of over 250 Sunglass Hut outlets. Net sales for operations in “Asia-Pacific,” which consists of Australia, New Zealand, Singapore, Malaysia, Hong Kong, Thailand, China, Japan and Taiwan, were Euro 461.2 million during 2005, comprising 10.6 percent of total net sales, an increase of Euro 26.2 million as compared to 2004. Net sales for the rest of the world accounted for the remaining Euro 861.2 million of net sales during 2005, which represented a 16.9 percent increase as compared to 2004.

During 2005, net sales in the retail segment accounted for approximately 75.4 percent of total net sales, as compared to approximately 72.1 percent of total net sales in 2004 due to the retail acquisition described above.

Cost of Sales. Cost of sales increased by 32.7 percent to Euro 1,380.7 million in 2005 from Euro 1,040.7 million in 2004. Cost of sales in the retail segment increased by Euro 315.4 million, which increase is primarily attributable to the inclusion of Cole in our results of operations for three months in 2004 compared to a full 12 months in 2005. Cost of sales in the manufacturing and wholesale segment increased by Euro 68.6 million due to the increase in net sales. As a percentage of net sales, cost of sales decreased to 31.6 percent from 32.0 percent. This was mostly attributable to the placement of more Luxottica manufactured products in our newly acquired Cole retail locations. Manufacturing labor costs increased by 17.3 percent to Euro 301.4 million in 2005 from Euro 256.9 million in 2004. This increase is attributable to the increase in net sales. As a percentage of net sales, cost of labor decreased to 6.9 percent in 2005 from 7.9 percent in 2004, due to higher productivity in the wholesale division, as well as due to the inclusion of Cole results, since Cole’s cost of labor as a percentage of sales is lower than that of the rest of the Group. For 2005, the average number of frames produced daily in our facilities (including Tristar, our Chinese factory) was approximately 125,000, which was in line with 2004 production.

Gross Profit. For the reasons outlined above, gross profit increased by 35.0 percent to Euro 2,990.1 million in 2005, from Euro 2,214.6 million in 2004. As a percentage of net sales, gross profit increased to 68.4 percent in 2005 from 68.0 percent in 2004.

Operating Expenses. Total operating expenses increased by 38.7 percent to Euro 2,387.5 million in 2005 from Euro 1,721.8 million in 2004. As a percentage of net sales, operating expenses increased to 54.6 percent in 2005 from 52.9 percent in 2004.

Selling and advertising expenses, including royalty expenses, increased by 38.7 percent to Euro 1,909.7 million during 2005 from Euro 1,376.5 million in 2004. Euro 399.3 million of this increase is attributable to the inclusion of Cole in our results of operations for the full fiscal year in 2005 compared to only the fourth quarter of 2004 (from the date of acquisition). As a percentage of net sales, selling and advertising expenses increased to 43.7 percent in 2005 from 42.3 percent in 2004. This increase as a percentage of sales is primarily attributable to the consolidation of Cole’s results in our results of operations.

General and administrative expenses, including intangible asset amortization, increased by 38.4 percent to Euro 477.8 million in 2005 from Euro 345.2 million in 2004. Euro 90.1 million of this increase is attributable to the inclusion of Cole in our results of operations for the full fiscal year in 2005 compared to only the fourth quarter of 2004 (from the date of acquisition). As a percentage of net sales, general and administrative expenses increased to 10.9 percent in 2005 from 10.6 percent in 2004. This increase was primarily due to the consolidation of Cole results in our results of operations. As we continue the integration of Cole, we expect its operating expenses as a percentage of sales to decrease due to the expected higher efficiency in the fixed cost structure.

Income from Operations. For the reasons outlined above, income from operations for 2005 increased by 22.3 percent to Euro 602.6 million from Euro 492.8 million in 2004. As a percentage of net sales, income from operations decreased to 13.8 percent in 2005 compared to 15.1 percent for 2004.

Operating margin, calculated as income from operations divided by net sales, in the manufacturing and wholesale distribution segment increased to 23.2 percent in 2005 from 21.3 percent in 2004. This increase in operating margin is attributable to higher efficiency in our fixed cost structure driven by increases in net sales and lower sales commissions, partially offset by higher advertising expenses.

Operating margin in the retail segment decreased to 11.5 percent in 2005 from 13.2 percent in 2004, due to the inclusion of the results for Cole, whose operating margin is lower than that of our other retail chains. However, we believe that when the final restructuring of the North American Retail Division is completed by the end of 2006, we will return to our historical operating margins.

Other Income (Expense)-Net. Other income (expense)-net was a net expense of Euro 45.0 million in 2005 as compared to a net expense of Euro 35.7 million in 2004. This increase in other income (expense)-net is mainly attributable to an increase in interest expense of Euro 11.2 million due to the debt incurred for the acquisition of Cole, as well as rising interest rates. We expect an increase in interest expense for 2006 due to the rising interest rate environment.

Net Income. Income before taxes increased by 22.0 percent to Euro 557.6 million in 2005 from Euro 457.2 million in 2004. As a percentage of net sales, income before taxes decreased to 12.8 percent in 2005 from 14.0 percent in 2004, mainly due to the integration of the Cole operations. Minority interest increased to Euro (9.3) million in 2005 from Euro (8.6) million in 2004. Our effective tax rate was 37.0 percent in 2005, while it was 35.4 percent in 2004. Net income increased by 19.3 percent to Euro 342.3 million in 2005 from Euro 286.9 million in 2004. Net income as a percentage of net sales decreased to 7.8 percent in 2005 from 8.8 percent in 2004.

Basic earnings per share for 2005 were Euro 0.76, increasing from Euro 0.64 for 2004. Diluted earnings per share for 2005 were Euro 0.76, increasing from Euro 0.64 for 2004.

Non-GAAP Financial Measures

We use certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of Cole for the full year 2004. We believe that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since we have historically reported such adjusted financial measures to the investment community, we believe that their inclusion provides consistency in our financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between 2005 and 2004 are calculated using, for each currency, the average exchange rate for the year ended December 31, 2004.

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

(in millions of Euro)	2004 U.S. GAAP results	2005 U.S. GAAP results	Adjustment for constant exchange rates	2005 adjusted results
Consolidated net sales	3,255.3	4,370.7	(16.9)	4,353.8
Intercompany sales	(186.2)	(237.8)	0.9	(236.9)
Manufacturing and wholesale net sales	1,094.8	1,310.3	(7.5)	1,302.8
Retail net sales	2,346.7	3,298.2	(10.3)	3,287.9

We have included the following table of consolidated adjusted sales and operating income for 2004. We believe that the adjusted amounts may be of assistance in comparing our operating performance between 2004 and 2005. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with U.S. GAAP. The consolidated adjusted amounts reflect the following adjustments:

1.               the inclusion in the adjusted amounts of the consolidated results of Cole for the full year 2004; and

2.               the elimination of wholesale sales to Cole from Luxottica Group entities for the full year  2004.

This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Cole acquisition been completed as of January 1, 2004.

The following table reflects the Company’s consolidated net sales and income from operations for 2004 as reported and as adjusted:

(in millions of Euro)	2004 U.S. GAAP Results	Adjustment for Cole	2004 adjusted results
Consolidated net sales	3,255.3	747.7	4,003.0
Consolidated income from operations	492.8	(10.6)	482.2

The following table summarizes the combined effect on consolidated net sales of exchange rates and the Cole acquisition, to allow a comparison of net sales  on a consistent basis:

	Consolidated Net Sales
(in millions of Euro)	2004	2005	% change
U.S. GAAP results	3,255.3	4,370.7	34.3%
Exchange rate effect		(16.9)
Constant exchange rate	3,255.3	4,353.8	33.7%
Cole results in 2004	747.7
Consistent basis	4,003.0	4,353.8	8.8%

The 8.8 percent increase in net sales on a consistent basis in 2005 as compared to 2004, as adjusted, is mainly attributable to the additional sales of our Ray-Ban product lines, as well as to the additional sales of the Prada, Versace and Bulgari product lines and increased comp store sales (as previously defined) of our retail division.

The following table summarizes the effect on consolidated income from operations of the Cole acquisition to allow a comparison of operating performance on a consistent basis:

	Consolidated Income from Operations
(in millions of Euro)	2004	2005	% change
U.S. GAAP results	492.8	602.6	22.3%
% of net sales	15.1%	13.8%
Cole results in 2004	(10.6)
Consistent basis	482.2	602.6	25.0%

% of net sales	12.0%	13.8%

On a consolidated adjusted basis, including Cole’s results for 2004, income from operations in 2005 would have increased by 25.0 percent and operating margin would have increased to 13.8 percent from 12.0 percent as compared to 2004.

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

General and administrative expenses, including intangible asset amortization, increased by 22.8 percent to Euro 345.2 million in 2004 from Euro 281.0 million in 2003. Euro 28.4 million of this increase is attributable to the inclusion of OPSM and the amortization of its trade names in our results of operations for the first seven months of 2004, while Euro 24.9 million is attributable to the inclusion of Cole. This increase was offset by the weakening of the U.S. dollar, which decreased U.S. general and administrative expenses by Euro 17.6 million. As a percentage of net sales, general and administrative expenses increased to 10.6 percent in 2004 from 9.8 percent in 2003. This increase was primarily due to the consolidation of OPSM’s results in our results of operations. As we continue the integration of OPSM, we expect its operating expenses as a percentage of sales to decrease due to the expected higher efficiency in the fixed cost structure. In addition, the restructuring of the Cole operations is underway and it is expected that the general and administrative costs of Cole will diminish during 2005.

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

Operating margin in the retail segment decreased to 13.2 percent in 2004 from 13.3 percent in 2003. This is a result of the consolidation of Cole results, whose operating margin is lower than that of our other retail chains. However, we believe that when the final restructuring of the North American Retail Division is completed, we will return to our historical operating margins by the end of 2006.

Other Income (Expense)-Net. Other income (expense)-net was Euro 35.7 million in 2004 as compared to Euro 42.0 million in 2003. This decrease in other income (expense)-net is mainly attributable to an increase in other income-net of Euro 13.4 million attributable to higher realized and unrealized foreign exchange gains on certain transactions. With the acquisition of Cole, as discussed earlier, and a trend in rising interest rates, we expect a significant increase in interest expense for 2005.

Net Income. Income before taxes increased by 17.3 percent to Euro 457.2 million in 2004 from Euro 389.8 million in 2003 due to our increase in sales, which includes Cole sales for the last three months of 2004, while maintaining our gross profit margins and keeping our operating expenses constant as a percentage of sales. As a percentage of net sales, income before taxes increased to 14.0 percent in 2004 from 13.7 percent in 2003. Minority interest increased to Euro (8.6) million in 2004 from Euro (5.1) million in 2003. With our previously announced acquisition of the remaining shares of OPSM, we expect our minority interest to decrease in future periods. Our effective tax rate was 35.4 percent in 2004, while it was 30.1 percent in 2003. The effective tax rate is estimated to be between 37 to 40 percent in 2005 as we ended our permanent benefits from subsidiaries’ losses. Net income increased by 7.3 percent to Euro 286.9 million in 2004 from Euro 267.3 million in 2003. Net income as a percentage of net sales decreased to 8.8 percent in 2004 from 9.4 percent in 2003.

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

(In millions of Euro)	2003 U.S. GAAP results	2004 U.S. GAAP results	Adjustment for constant exchange rates	2004 adjusted results
Consolidated net sales	2,852.2	3,255.3	213.0	3,468.3
Intercompany sales	(172.7)	(186.2)	(14.3)	(200.5)
Manufacturing and wholesale net sales	996.7	1,094.8	33.1	1,127.9

Retail net sales	2,028.2	2,346.7	194.2	2,540.9

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

Taxes

Our effective tax rates for the years ended December 31, 2003, 2004 and 2005 were approximately 30.1 percent, 35.4 percent and 37.0 percent, respectively. The 2003 and 2004 effective tax rates were less than the statutory tax rate due to permanent differences between our income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with our acquisitions. This remaining net loss carryforward was completely utilized in 2004. For fiscal 2005 we received a net permanent benefit caused by the Company complying with an Italian law that allows for the step up in tax basis of certain intangible assets for which this benefit offset the aggregate effect of different rates in foreign jurisdictions.

Liquidity and Capital Resources

Our Cash Flows

Operating Activities. Our cash provided by operating activities was Euro 623.5 million for 2005 as compared to Euro 528.7 million for 2004 and Euro 327.5 million for 2003. The Euro 94.8 million increase in 2005 compared to 2004 is primarily attributable to an increase in net income, as previously discussed, and an increase in depreciation and amortization for 2005 resulting from the additional depreciation and amortization of Cole including Euro 17.3 million relating to the amortization of its intangible assets. The increase in cash provided by operating activities of Euro 201.2 million from 2003 to 2004 is primarily attributable an increase in net income, as previously discussed, and an increase in depreciation and amortization for 2004 resulting from the additional depreciation and amortization of the assets of OPSM, including Euro 5.8 million relating to the amortization of its trade name, and the amortization and depreciation of the assets of Cole including Euro 4.3 million relating to the amortization of its intangible assets. Accounts receivable was a use of cash in 2005 of Euro (33.3) million as compared to a use of cash in 2004 of Euro 15.8 million. This increase in cash flows from accounts receivable is primarily due to the increase in sales and the corresponding increase in our manufacturing and wholesale segment outstanding receivable balances. Prepaid expenses and other was a source of cash of Euro 21.1 million in 2004, as compared to a use of cash in 2003 and 2005 of Euro 43.6 million and Euro 56.8 million, respectively. This change was attributable to advance payments of Euro 31.5 million made in 2003 and Euro 30.0 million made in 2005 by us to certain of our licensors and the timing of certain tax payments by foreign subsidiaries. The amount of cash provided in 2004 by operating activities for inventory increased by Euro 20.5 million in 2005 compared to an increase of Euro 27.0 million in 2004 compared to 2003. This change in cash flow from inventory is primarily due to an increase in the inventory turns. Accounts payable and accrued expenses were a net source of cash of Euro 38.2 million in 2005 compared to a use of Euro 15.3 million in 2004 and a use of Euro 84.9 million in 2003. These improvements in cash flows from accounts payable and accrued expenses were caused by the timing of payments to certain vendors by the manufacturing and wholesale segment and by the North American retail division as well as the settlement in 2003 of certain liabilities of businesses acquired. Income tax payable was a source of cash in 2005 of Euro 124.0 million as compared to a use of cash in 2004 of Euro 0.8 million, mostly attributable to the adoption of the Italian tax law which allows for the step-up in tax basis of certain intangible assets and requires the accrual of current taxes to be paid in cash during fiscal 2006.

Investing Activities. Our cash used in investing activities was Euro 175.8 million in 2005. Cash used in investing activities consisted primarily of capital expenditures made to purchase fixed assets which included construction costs to expand our new North American Retail headquarters in Mason, Ohio and the acquisition of the remaining minority stake in OPSM offset by the sale of our investment in Pearle Europe. In 2004, our cash used in investing activities was Euro 480.5 million primarily attributable to the Cole National acquisition, for an aggregate amount, net of cash acquired and including direct acquisition-related expenses, of Euro 363.0 million. In 2003, our cash used in investing activities was Euro 468.6 million, primarily due to the acquisitions of I.C. Optics, E.I.D. and 82.57 percent of OPSM’s ordinary shares and all of OPSM’s options and performance rights, for an aggregate amount of Euro 342.4 million. The Euro 11.9 million increase is also attributable to an increase in fixed assets relating to the U.S. retail segment in 2004.

Financing Activities. Our cash provided by/(used in) financing activities for 2005, 2004 and 2003 was Euro (358.3) million, Euro (82.6) million and Euro 304.7 million, respectively. Cash used in financing activities for 2005 consisted primarily of net long-term repayments on maturing debt of approximately Euro 254.4 million and the payment of the annual dividend of Euro 103.5 million. In 2004, our cash used in financing activities consisted primarily of: (i) the net proceeds of Euro 88.6 million from all the credit facilities  and (ii) Euro 446.9 million  of proceeds of Tranche B and Tranche C of the credit facility entered into in June 2004, used in connection with the acquisition of Cole including the repayment of Cole’s existing notes. We borrowed Euro 405.0 million in June 2004 (consisting of the proceeds of Tranche A of the credit facility entered into in June 2004) to repay Euro 400.0 million of long-term debt. Additionally, we used cash provided by financing activities to reduce bank overdrafts and to pay Euro 94.1 million of dividends to our shareholders. Cash provided by financing activities for 2003 consisted primarily of: (i) the new Euro 200.0 million credit facility, the proceeds of which were used in connection with the acquisition of OPSM; (ii) the issuance in the U.S. of $300.0 million of notes (Euro 257.5 million), the proceeds of which were partially used for the OPSM acquisition and to refinance U.S. $140 million (Euro 120.2 million) of long-term debt; and (iii) borrowing on bank overdrafts to repay maturing long-term debt. These sources were offset by the payment of Euro 95.4 million of dividends to our shareholders. Additionally, we repurchased treasury shares for Euro 45.4 million in 2003 and these repurchase programs expired during 2004 with no additional shares purchased during 2004.

Our capital expenditures were Euro 229.4 million for the year ended December 31, 2005 and Euro 42.5 million for the three-month period ended March 31, 2006. It is our expectation that 2006 annual capital expenditures will be approximately Euro 200 million, in addition to investment for any acquisitions. We will pay for these future capital expenditures with our current available borrowing capacity and available cash.

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

The U.S. $350 Million Credit Facility with UniCredito Italiano and the Convertible Swap Step-Up

To refinance previously issued Eurobonds, in June 2002, U.S. Holdings, a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The term loan portion of the credit facility provided U.S. $200 million of borrowing and required equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allowed for maximum borrowings of U.S. $150 million. Interest accrued under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent and the credit facility allowed U.S. Holdings to select interest periods of one, two or three months. The credit facility contained certain financial and operating covenants. The credit facility was guaranteed by Luxottica Group S.p.A. and matured in June 2005, and at such time we repaid in full all of the outstanding amounts under this credit facility.

In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (“2002 Swap”). The beginning and maximum notional amount of 2002 Swap was U.S. $275 million, which decreased by U.S. $20 million quarterly, beginning with the quarter commencing on March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment at the three-month LIBOR rate as defined in the agreement. These amounts were settled net every three months until the final expiration of the 2002 Swap which occurred on June 17, 2005. The 2002 Swap did not qualify for hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and, as such, was marked to market with the gains or losses from the change in value reflected in current operations. These marked to market gains of Euro 635 thousand and Euro 1,491 thousand are included in current operations in 2003 and 2004, respectively, while in 2005 we recognized a loss of Euro 163 thousand in current operations.

The Euro 650 Million Credit Facility with Banca Intesa and the Intesa Swaps

In December 2002, we entered into an unsecured credit facility with Banca Intesa S.p.A. The unsecured credit facility provided borrowing availability of up to Euro 650 million. The facility included a Euro 500 million term loan, which required a balloon payment of Euro 200 million in June 2004 and repayment of equal quarterly installments of principal of Euro 50 million subsequent to that date. The revolving portion provided borrowing availability of up to Euro 150 million which could be  borrowed and repaid until final maturity. Interest accrued on the both the term and revolving loan at Euribor as defined in the agreement plus 0.45 percent. The final maturity of all outstanding principal amounts and interest was December 27, 2005 and at such time we repaid in full all of the outstanding amounts under this credit facility.

In December 2002, we entered into two interest rate swap transactions (the “Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million, which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million during each subsequent three-month period. These Intesa Swaps expired on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge of a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchanged the floating rate based on Euribor to a fixed rate of 2.985 percent.

The OPSM Acquisition and the Euro 200 Million Credit Facility with Banca Intesa and Related Interest Rate Swaps

In September 2003, we acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of performance rights and options of OPSM, which entitled us to require the cancellation of all the performance rights and options still outstanding. The aggregate purchase price was AUD $442.7 million (Euro 253.7 million), including acquisition-related expenses. The purchase price was paid for with the proceeds of a this credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (3.04 percent on December 31, 2005). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2005, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.76 percent on December 31, 2005). The final maturity of the credit facility is September 30, 2008. We can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2005.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

The U.S. $300 Million Senior Unsecured Guaranteed Notes and the DB Swaps

On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million (Euro 238 million) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable date of maturity. The Notes are guaranteed on a senior unsecured basis by Luxottica Group S.p.A. and Luxottica S.r.l., a wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2005.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swap”). The three separate agreements’ notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanged the fixed rate of the Notes to a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and to a floating rate of the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps were treated as fair value hedges of the related debt and qualified for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps was recorded as an adjustment to the interest expense on the debt effectively changing the debt from a fixed rate of interest to the swap rate. Due to the rising interest rate environment, we terminated all three agreements of the DB Swap in December 2005 for an aggregate amount paid to the bank of Euro 7.0 million ( U.S.$ 8.4 million), excluding interest.

Amended and Restated Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps

In March 2006, we amended and restated our credit facility with a group of banks to provide for loans in the aggregate principal of Euro 1,130 million and U.S. $325 million. See Item 4—“Information on the Company—Business Overview—Recent Developments.” The  facility has a maturity date of five years from the date of the amendment,  or March 2011, and consists of three Tranches (Tranche A, Tranche B, Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S, $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole. Amounts borrowed under Tranche B will mature in June 2009. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (€/U.S. $). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2011. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. $ denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent, based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31,

2005 was 2.94 percent for Tranche A, 4.56 percent for Tranche B and a weighted average rate of 4.49 percent on Tranche C. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2005. Under this credit facility, Euro 974.3 million was outstanding as of December 31, 2005.

In June 2005, we entered into nine interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 405 million which will decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum. The cash flow hedges are deemed to be highly effective and, as such, the change in the fair value of the swaps will be included on the balance sheets in other comprehensive income (“OCI”). Any ineffectiveness and the amounts needed to properly reflect interest expense will be amortized out of OCI and recorded in the appropriate periods. As a result,  approximately Euro 3.5 million is included in OCI as of December 31, 2005. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized into earnings from OCI for these cash flow hedges in fiscal 2006 is approximately Euro 0.4 million, net of taxes.

Australian Dollar 50 Million Credit Facility

In August 2004, OPSM renegotiated the recently expired multicurrency (AUD $/ HK $) loan facility with Westpac Banking Corporation. The credit facility has a maximum available line as of December 31, 2005 of AUD $50 million. For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Inter bank Rate) plus an overall 0.40 percent margin. At December 31, 2005, the interest rates of BBR and HIBOR were 6.03 percent and 4.46 percent, respectively, and the facility was utilized for an amount of AUD 13.59 million. The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2005.

New Euro 100 Million Credit Facility

In December 2005, we entered into a new unsecured credit facility with Banco Popolare di Verona e Novara. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million, and the amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2005, Euro 100 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (2.73 percent on December 31, 2005). The final maturity date of the credit facility is June 1, 2007. We may select interest periods of one, three or six months. Under this credit facility, Euro 100 million was outstanding as of December 31, 2005.

Our Working Capital

Set forth below is certain information regarding our Working Capital (total current assets minus total current liabilities)

	As of December 31,
	2003	2004	2005
	(In millions of Euro)
Current Assets	1,267.1	1,447.3	1,481.7
Current Liabilities	(1,323.3)	(1,316.8)	(1,213.8))
Working Capital	(56.2)	130.6	267.9

The increase in working capital in 2004 is mainly attributable to the asset held for sale, Pearle Europe, acquired in connection with the acquisition of Cole in October 2004. See Note 4(d) to the Consolidated Financial Statements for further details. The continued increase in working capital in 2005 reflects the repayment of maturing debt and the refinancing of current debt maturities with long-term debt.

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

The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under noncancelable operating leases and minimum payments under noncancelable royalty arrangements as of December 31, 2005. The table does not include pension liabilities. Our pension plans are discussed in Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

	Payments Due by Period
(in millions of Euro) Contractual Obligations	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Long-Term Debt and Current Maturities(1)	111.3	740.0	679.6	0.5	1,531.4
Interest Payments(2)	43.7	60.6	7.4	0.0	111.7
Operating Leases	209.9	310.9	183.7	186.2	890.7
Minimum Royalty Arrangements	47.7	88.9	81.9	153.3	371.8
Total	412.6	1,200.4	952.6	340.0	2,905.6

(1)            As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2005. In addition, the above table does not take into account the March 2006 amendment to a credit agreement as described above.

(2)           These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2005 and assume that we make all scheduled principal payments as they mature.

At December 31, 2005, we had available funds of approximately Euro 457.2 million under our unused short-term lines of credit. Substantially all of these lines are for less than one year but they have been renewed annually in prior years. In addition, certain U.S. subsidiaries obtained various letters of credit from banks outstanding of Euro 48.0 million as of December 31, 2005. Most of these letters of credit are used as security in risk management contracts or store leases. Most contain annual evergreen clauses under which they are automatically renewed unless the bank is notified of nonrenewal. There are no outstanding letters of credit with an original maturity over one year as of December 31, 2005. We do not have any other material commercial commitments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Board of Directors of Luxottica Group S.p.A. currently consists of 12 members.

Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A. as of December 31, 2005, except as otherwise specified:

Name	Age(1)	Officer or Director Since(2)	Position(1)
Leonardo Del Vecchio	70	1961	Chairman of the Board of Directors
Luigi Francavilla	68	1968	Deputy Chairman
Andrea Guerra	40	2004	Chief Executive Officer and Director
Tancredi Bianchi	77	1990	Director
Mario Cattaneo	75	2003	Director
Enrico Cavatorta	44	1999/2003	Group Chief Financial Officer and Director
Roberto Chemello	51	1979	Head of Group Operations and Director
Claudio Del Vecchio	48	1978	Director
Sergio Erede	65	2004	Director
Sabina Grossi	40	2003	Director
Gianni Mion	60	2004	Director
Lucio Rondelli	81	1990	Director
Frank Baynham	52	1987	Executive Vice President—Stores, Retail N.A.
Chris Beer	39	2003	Chief Operating Officer, Retail A.P.
Luca Biondolillo	39	2004	Head of Group Communications
Michael Boxer	44	1993	Senior V.P. General Counsel N.A.
Kerry Bradley	49	1988	Chief Operating Officer of Retail N.A.
Tom Coleman	57	1987	Executive V.P., Retail A.P.
Mildred Curtis	49	1988	Senior Vice President, Human Resources N.A.
Fabio D’Angelantonio	36	2005	Head of Group Marketing
Jack Dennis	60	1982	C.F.O. and C.A.O. of Retail N.A.
Valerio Giacobbi	41	1991	E.V.P. Retail N. A.
Garland Gunter	55	1986	Chief Information Officer of Retail N.A.
Giuseppe La Boria	47	2001	Head of Wholesale Europe & South
Mario Lugli	58	2005	Group General Counsel and Corporate Secretary
Peter McClelland	37	2003	C.F.O. and C.A.O. of Retail A.P.
Seth McLaughlin	43	1994	S.V.P. Consumer Marketing of Retail N.A.
Enrico Mistron	36	1995	Group Controller
Antonio Miyakawa	39	1993	Head of Wholesale and Group Marketing
Mario Pacifico	43	2003	Head of Group Internal Auditing
Nicola Pelà	43	2005	Head of Group Human Resources
Umberto Soccal	55	1988	Group Chief Information Technology Officer
Marco Vendramini	35	1997	Group C.A.O.

(1)                                  Except as otherwise specified, all ages and positions are as of December 31, 2005.

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

Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Board since the Group was formed in 1961. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell’Ordine al “Merito del Lavoro” (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca’ Foscari University. In 1999, he received a Master “honoris causa” in International Business from MIB- Management School in Trieste, and in 2002, he received an honorary degree in Managerial Engineering from the University of Udine. In March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan.

Luigi Francavilla joined the Group in 1968, has been Deputy Chairman since 1981 and is Chairman of Luxottica S.r.l., our principal operating subsidiary. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In April 2000, he received an honorary degree in Business Administration from Constantinian University.

Andrea Guerra was appointed a Director and Chief Executive Officer of the Company on July 27, 2004. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici since 1994, where from 2000, he was its Chief Executive Officer. Prior to being at Merloni, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. Mr. Guerra is also director of the new Parmalat S.p.A. and of Banca Nazionale del Lavoro S.p.A. He received a degree in Business Administration from the “La Sapienza” University of Rome in 1989.

Tancredi Bianchi has been a Director since 1990 and is emeritus Professor of Credit and Banking at the Bocconi University in Milan where he was a professor from 1978 to 2003. In 1959, he qualified for University teaching and began teaching Banking Technique at the Venice University (“Ca’ Foscari”), as well as the Pisa and Rome (“La Sapienza”) Universities. He has been a member of the Board of Directors of Montedison, Credito Bergamasco (where he was Executive Vice Chairman, Chief Executive Officer and Chairman from 1981 and 1989), Credito Emiliano, Credito Romagnolo and Cassa di Risparmio di Verona S.p.A. From 1982 until 2003, Mr. Bianchi was Chairman of the Italian Private Banking Association, and from 1991 to 1998, he was Chairman of the Italian Banking Association, where he is now Honorary Chairman.

Mario Cattaneo has been a Director of the Company since 2003. He is emeritus professor of Corporate Finance at the Catholic University of Milan. He was a director of Eni S.p.A. from 1998 until 2005 and of Unicredito from 1999 until 2005 and Statutory Auditor of the Bank of Italy from 1991 until 1999. He is a member of the Board of Directors of Banca Lombarda S.p.A., Bracco S.p.A. and Fin. Bansel S.p.A.and Chairman of CBI Factor S.p.A., and Chairman of the Board of Statutory Auditors of Intesa Mediofactoring S.p.A., Sara Assicurazioni S.p.A., Italiana Assicurazioni S.p.A. and B.P.U. Assicurazioni S.p.A.

Enrico Cavatorta has been a Director of the Company since 2003. He has been Chief Financial Officer since he joined the Group in 1999, and he is a director of the principal subsidiaries of the Company. Prior to joining Luxottica, Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration.

Roberto Chemello joined the Group in 1979. He is a Director of the Company and Chief Executive Officer of Luxottica S.r.l., our principal operating subsidiary. Prior to 1985, Mr. Chemello was Chief Financial Officer of the Company,

and until July 27, 2004, he was Chief Executive Officer of the Company. Mr. Chemello graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Claudio Del Vecchio, a son of Leonardo Del Vecchio, joined the Group in 1978 and has been a Director since 1981. From 1979 to 1982, he managed our Italian and German distribution operations. From 1982 until 1997, he was responsible for all business operations of the Group in North America. He also serves as a Director of U.S. Holdings, a key subsidiary in North America. Claudio Del Vecchio is Chairman and Chief Executive Officer of Retail Brand Alliance, the owner of Brooks Brothers Inc. and other clothing apparel companies.

Sergio Erede has been a Director of the Company since 2004. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Additionally, Mr. Erede is Vice Chairman of Banca Nazionale del Lavoro S.p.A. and a member of the board of directors of several Italian companies including Marzotto S.p.A., Interpump S.p.A., Autogrill S.p.A., Carraro S.p.a, Valentino Fashion Group S.p.a. and Galbani S.p.a.

Sabina Grossi has been a Director of the Company since 2003. She joined Luxottica Group S.p.A. in 1996 and was Head of Investor Relations, a position which she held from 1996 until 2004. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. from 1994 until 1996. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration. Ms. Grossi is currently a member of the Board of Directors of Molecular Medicine S.p.A. and of the non-profit Foundation Oliver Twist.

Gianni Mion has been a Director of the Company since 2004. He is Chief Executive Officer of Edizione Holding S.p.A. (the investment company of the Benetton family), a position he has held since 1986. Prior to joining Edizione Holding S.p.A., Mr. Mion was the Chief Financial Officer of Marzotto S.p.A. from 1985 to 1986, Managing Director of Fintermica S.p.A. from 1983 to 1985, Vice President of Gepi S.p.A. from 1974 to 1982, controller of McQuay Europa S.p.A. from 1972 to 1974 and an auditor at the accounting firm of KPMG from 1967 to 1972. Mr. Mion is currently a member of the board of directors of several public companies, including Benetton Group S.p.A., Autogrill S.p.A., Autostrade S.p.A., Olimpia and Telecom Italia. Gianni Mion graduated from the Venice University Ca’ Foscari with a degree in Business Administration and is a Certified Public Accountant.

Lucio Rondelli has been a Director of the Company since 1990. Mr. Rondelli was the Chairman of UniCredito Italiano S.p.A until 2001, having held various positions with the bank continuously from 1947. Mr. Rondelli is currently Chairman of Assiparos GPA and Banca Italease and a director of Spafid. In 1976 he received the honor of Cavaliere di Gran Croce dell’Ordine (Knight of the Great Cross Order) for merit to the Republic of Italy and in 1988 the President of the Republic of Italy conferred on him the honor of Cavaliere dell’Ordine al “Merito del Lavoro” (Knight of the Order for Labor Merit).

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

Chris Beer is Chief Operating Officer of Luxottica Retail - Asia Pacific. Mr. Beer has held this position since 2003, having had 22 years of experience with the OPSM Group (later acquired by Luxottica). He held senior executive positions in sales and operations before being appointed International HR Manager for the OPSM Group in 1999 and General Manager Retail for OPSM Australia in 2001. Mr. Beer oversees group operations, marketing, merchandise, distribution and manufacturing for the Asia Pacific Region.

Luca Biondolillo, head of communications, oversees media, corporate and investor relations for Luxottica Group. He joined the Group in March 2004 from JPMorgan Chase in New York, where he was vice president responsible for US-based relationships with the Bank’s American Depositary Receipts (ADR) clients in Europe and Asia. Mr. Biondolillo previously served as a partner with Breakstone & Ruth, a New York-based financial and media communications specialist firm and as vice president within the financial communications and investor relations practice of Golin/Harris, a leading public relations firm and a member of the Interpublic Group of Companies (IPG). He holds a bachelor’s degree in Business Administration from Bernard M. Baruch College, City University of New York, and he is a member of the U.S. National Investor Relations Institute (NIRI), the UK Investor Relations Society (IRS), the Public Relations Society of America (PRSA) and the Italian association of communications professionals, FERPI.

Michael Boxer has been the Senior Vice President, General Counsel — North America since September 2005. Mr. Boxer is responsible for overseeing all legal matters for the Company’s North American retail and wholesale operations. Mr. Boxer has held various other executive roles since joining the Company in 1993. Prior to joining Luxottica in 1993, Mr. Boxer served as a corporate attorney with the law firm of Winston & Strawn in New York. He received his undergraduate degree from Columbia University and his law degree from the New York University School of Law.

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

Tom Coleman has been Executive Vice President Retail Asia Pacific since 2003. Mr. Coleman is responsible for all activities of the  Group in the Asia Pacific Region, which includes Australia, New Zealand, Hong Kong, Singapore and Malaysia, and prior to this, he served as Executive Vice President of LensCrafters since 1997. Mr. Coleman has held various other senior executive roles since joining LensCrafters in 1987.

Mildred Curtis has been Senior Vice President, Human Resources North America since 2005. She was Senior Vice President, Legal and Human Resources of LensCrafters from 2001 to 2005. She held other executive roles since joining LensCrafters in 1988. Ms. Curtis has a J.D. from the University of Cincinnati and a bachelor’s degree from Chatham College.

Fabio D’Angelantonio has been Head of Group Marketing since 2005. After experience with the European Union and in the Olivetti Marketing Department in Brussels and Madrid, Mr. D’Angelantonio led the international department from 1995 to 2000 for the Belgian publishing house Editions Hemma (part of the Havas-Vivendi group). At the beginning of 2000, Mr. D’Angelantonio joined Ciaoweb (Fiat-Ifil group) where he held the position of Channel Manager, eventually moving to Merloni Elettrodomestici, today Indesit Company, where he held increasingly senior positions ending in Brand & Advertising Manager, responsible for the management of the entire brand portfolio for the group. After receiving a degree in Business Administration in 1994 from the LUISS University in Rome, he completed an MBA in International Management at the UBI in Brussels in 1999.

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

Valerio Giacobbi has been Executive Vice President Retail North America since 2001. Prior to 2001, he was General Affairs Manager of Luxottica Group S.p.A. since 1991. Mr. Giacobbi graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Garland Gunter has been Chief Information Officer of Retail North America since 1992. Mr. Gunter is responsible for all information technology supporting Retail and Managed Vision Care in North America. Prior to 1992, Mr. Gunter served as Director of Information Systems since joining LensCrafters in 1986. Prior to 1986, he worked in various IT management roles in retail and healthcare. Mr. Gunter has a degree in Business Administration from Cleveland State University.

Giuseppe La Boria joined Luxottica Group S.p.A. in 2001 as Head of Sales for the Wholesale Division. Prior to joining Luxottica Group S.p.A., Mr. La Boria worked in Safilo S.p.A. as Sales Manager for Italy, during which period he was also responsible for all the commercial and marketing aspects of the Diesel Shades launch.

Mario Lugli has been General Counsel and Secretary to the Board of Directors of Luxottica Group S.p.A. since he joined the group in January 2005. He is an attorney at law. He served as head of legal affairs from 1973 to 2004 in various groups of companies such as Montedison, IRI-Italstat, Fiat, Rcs Media, and British Telecom Albacom. He is currently a member of the Board of Directors of various Luxottica Group companies. He is an auditor registered at the Ministry of Justice in Italy. He graduated cum laude from the University of Modena in 1969 and obtained an LL.M. from Oxford University.

Peter McClelland is Chief Finance & Administration Officer of Luxottica Retail — Asia Pacific. As CFAO, he has responsibility for shared support services, including finance, IT and HR, for Luxottica operations in Australia, New Zealand, Hong Kong and China. Prior to joining OPSM Group, later acquired by Luxottica in 2003, he held senior strategic and business planning roles in the retail sector in Australia. He began his career with KPMG in audit supervisor risk management.

Seth McLaughin has been Senior Vice President, Consumer Marketing of Luxottica Retail North America since October 2004. He is responsible for overseeing marketing activities across all Luxottica Retail brands. Prior to October 2004, he served as Vice President, Consumer Marketing since July 1998. Prior to joining the Luxottica Group he worked at Boston Consulting Group, from 1990 to 1994, and in strategic consulting for Procter & Gamble, from 1984 to 1990. Mr. McLaughin has a Bachelor of Science degree from Iowa State University.

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

Antonio Miyakawa is currently the Head of Wholesale and Group Marketing for Luxottica Group S.p.A., a position he held since 2003. Previously he was head of our Asian wholesale operations, a position he has held since 1999. Prior to this he served as Executive Vice President of Luxottica’s Japanese operations. Prior to joining Luxottica Group

S.p.A., Mr. Miyakawa was a junior consultant for Compact S.r.l. (an Italian consulting firm) working on various Luxottica matters.

Mario Pacifico has been Head of Internal Auditing since he joined Luxottica Group S.p.A in 2003. Prior to joining Luxottica Group S.p.A., he was VP of Internal Auditing of Prada Group. From 1990 to 2000, Mr. Pacifico was Controller of Eni’s upstream Italy Division, Chief Financial Officer of Agip Trading B.V. and an Audit Manager in Agip S.p.A. Mr. Pacifico graduated from Luigi Bocconi University in Milan with a degree in Business Administration.

Nicola Pelà has been Head of Group Human Resources since 2005. Prior to joining the Company, he was Human Resources Director of Eli Lilly from 2001 to 2003, first in Indianapolis and later in Brussels, and VP HR Director for Italy of SmithKline Beecham from 2000 to 2001. He was HR Manager in various Italian companies such as Olivetti Group, Fiat Group and Barilla Group from 1988 to 2000. Mr. Pelà has a bachelor’s degree in Law with honours and a master’s degree in Business Administration from CUOA.

Umberto Soccal joined Luxottica Group S.p.A. in 1988 as Chief Information Technology Officer. As we expanded our distribution network, he became responsible for the computer systems of all of our European subsidiaries. Mr. Soccal previously worked as a software programmer and chief of the data processing center for the Provincial Industry Association.

Marco Vendramini joined Luxottica Group S.p.A. in 1997 as a financial analyst and was later appointed Corporate Forecasting and Reporting Manager. Since February 2005, he has been Chief Administrative Officer of Luxottica Group. Mr. Vendramini has a degree in Business Administration from University of Udine. During and after graduation, he attended several courses at the European Business Management School of Swansea and in Business Administration at the employers’ association of Treviso. Prior to joining Luxottica, Mr. Vendramini worked in the accounting department of a textile company in Treviso.

Compensation

Set forth below is information regarding total cash compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2005:

Name	Base Compensation (Euro)	Other Compensation (Euro)	Total Cash Compensation (Euro)
Leonardo Del Vecchio Chairman of the Board of Directors	139,200	1,021,872	1,161,072
Luigi Francavilla Deputy Chairman	139,200	1,027,949	1,167,149
Andrea Guerra Chief Executive Officer	900,000	608,980	1,508,980
Tancredi Bianchi Director	91,194	—	91,194
Mario Cattaneo Director	81,198	—	81,198
Enrico Cavatorta Director	81,198	526,104	607,302
Roberto Chemello Director	81,198	1,002,255	1,083,453
Claudio Del Vecchio Director	81,198	251,188	332,386
Sergio Erede Director	81,198	—	81,198
Sabina Grossi Director	81,198	11,269	92,467
Gianni Mion Director	81,198	—	81,198
Lucio Rondelli Director	96,198	—	96,198
Giancarlo Tomasin Chairman of the Board of Statutory Auditors	93,549	—	93,549
Mario Medici Member of the Board of Statutory Auditors	59,389	13,192	72,581
Walter Pison Member of the Board of Statutory Auditors	56,298	53,677	109,975

Aggregate compensation paid by us to our senior management (excluding directors) as a group (21 people) was approximately Euro 10.2 million in 2005, of which approximately Euro 0.9 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted options to purchase an aggregate of 369,000 of our ordinary shares at an exercise price of Euro 16.89 per share in 2005. These options expire on January 31, 2014. The aggregate amount set aside or accrued during the year ended December 31, 2005 to provide pension and retirement benefits for our directors who are also members of our management was Euro 643,000. Our directors who are not members of management do not receive such benefits.

Employees

As of December 31, 2005, we employed approximately 55,000 employees worldwide, of whom approximately 39,500 were employed in the United States and 6,200 were employed in Italy. As of such date, about 190 employees were in management positions, approximately 10,300 were employed in our manufacturing and wholesale segment and approximately 44,400 were employed in our retail segment. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those Pearle Vision employees subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 5,300 of our employees. This agreement is scheduled to be renewed in 2006. We expect an average wage increase rate of three percent per year under the new agreements. The agreement for mechanical workers, which covers approximately 586 of our employees, was renegotiated in 2006. In addition to the national collective bargaining agreement for workers, we typically enter into separate, local contracts with labor unions representing our employees. In March 2006, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. This new agreement covers approximately 5,300 employees and provides for a variable wage related to our financial results, instead of an increasing wage base.

Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory separation payments based on their compensation levels and length of employment. As of December 31, 2005, we had reserved Euro 56.6 million for such separation payments in our consolidated financial statements.

Pearle Vision currently has two collective bargaining agreements in place. One collective bargaining agreement, between Pearle Vision and the Local 888, United Food and Commercial Workers, is set to expire February 28, 2007 (the “888 CBA”). The 888 CBA covers approximately 16 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate, Sales Associate and Optician. The other collective bargaining agreement, between Pearle Vision and the Local 108, Retail, Wholesale and Department Store Union, is set to expire December 31, 2006 (the “103 CBA”). The 103 CBA covers approximately 79 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate, Sales Associate and Optician.

Share Ownership

Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of June 14, 2006, by each of our directors and executive officers who own in excess of one percent of our outstanding ordinary shares.

Shareholder	Issuer	Shares owned as of June 14, 2006		Percentage Ownership
Leonardo Del Vecchio	Luxottica Group S.p.A.	314,803,339	(1)	68.52%

(1)                                  Shares held of record by Leoinvest S.r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

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

In September 2001, we adopted an additional employee stock option plan providing for the issuance of options covering up to 11,000,000 ordinary shares of nominal value Euro 0.06 each. The purpose and administration of the 2001 stock option plan are similar to those of the 1998 stock option plan, with the only significant difference being that the latest option termination date is March 31, 2017.

In June 2006, we adopted an additional employee stock option plan providing for the issuance of options covering up to 20,000,000 ordinary shares of nominal value of Euro 0.06 each. The purpose of the plan is to provide additional incentives to key employees of the Group.

As of December 31, 2005, there had been 11 separate grants under the option plans described above, detailed as follows:

	Number of ordinary shares underlying options granted(1)	Exercise Price(1)		Expiration Date	Options held by officers and directors (1)(2)
1998 Grant	3,380,400	Euro	7.38	January 31, 2007	88,200
1999 Grant	3,679,200	Euro	4.38	January 31, 2008	113,400
2000 Grant	2,142,200	Euro	9.52	January 31, 2009	105,000
2001 Grant	2,079,300	U.S. $	15.20	January 31, 2010	176,400
2002 Grant	2,348,400	U.S. $	17.80	January 31, 2011	226,500
2003 Grant	2,397,300	Euro	10.51	January 31, 2012	225,900
2004 Grant	2,035,500	Euro	13.79	January 31, 2013	731,000
2004 Performance Grant	1,000,000	U.S. $	18.59	January 31, 2012	920,000
2004 Shareholder Grant	9,600,000	Euro	13.67	December 31, 2014	9,600,000
2005 Grant	1,512,000	Euro	16.89	January 31, 2014	369,000

(1)           As restated to reflect the June 2000 two-for-one stock split.

(2)           As restated to reflect changes among our officers and directors during 2005.

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

Our corporate governance practices are governed principally by the Italian Code of Corporate Governance issued by Borsa Italiana and generally by the rules and regulations of CONSOB (Commissione Nazionale per le Società e la Borsa) for Italian companies (collectively, the “Italian Corporate Governance Policies”).

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

The Italian Corporate Governance Policies recommend that an “adequate number” of non-executive directors serve on the board of directors of an Italian company, but do not require the board of directors to consist of a majority of independent directors. The standards for determining director independence under the Italian Corporate Governance Policies are substantially similar to the NYSE listing standards for U.S. listed companies. The Italian Corporate Governance Policies do not require our non-executive directors to meet at executive sessions without management.

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

Board Committees

The NYSE listing standards require a U.S. listed company to have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Commencing on July 31, 2005, some, but not all, of these requirements  also apply to non-U.S. listed companies, such as us.

The Board of Directors has designated the Board of Statutory Auditors as the appropriate body to act as the “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. The Board of Statutory Auditors has acted as the Audit Committee beginning with the annual meeting of shareholders on June 14, 2006. Beginning on July 31, 2005 and until the annual meeting of shareholders on June 14, 2006,  the functions of the Audit Committee were performed by the Internal Control Committee, as determined by the Board of Directors. Additional information regarding our Internal Control Committee and Board of Statutory Auditors is set forth below.

Italian law requires neither the establishment of board committees nor the adoption of written committee charters. With respect to the nomination of directors, the Italian Corporate Governance Policies recommend that each Italian listed company file with its registered office, at least ten days before its annual meeting of stockholders, a list of the personal and professional qualifications of each proposed director nominee. The Italian Corporate Governance Policies also recommend that, if an Italian listed company appoints a committee to select, or recommend the selection by the board of directors of, director nominees for the next annual meeting of stockholders, a majority of this committee be comprised of non-executive directors. Our director nominees are selected by our entire Board of Directors, and we comply with the Italian Corporate Governance Policies’ recommendation that we timely file with our registered office a list of the personal and professional qualifications of each of our proposed director nominees.

The Italian Corporate Governance Policies recommend, but do not require, that Italian listed companies appoint a compensation committee and that a majority of this committee be comprised of non-executive directors. In accordance with Italian law, our Human Resources Committee, which does not consist of a majority of independent directors, performs the functions of a compensation committee, including the review of our officers’ compensation and our stock option plans. The Italian Corporate Governance Policies also do not require Italian listed companies to have an audit committee, but do require companies to appoint a Board of Statutory Auditors. Additional information regarding our Board of Statutory Auditors is set forth below.

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

The Board of Statutory Auditors oversees our compliance with our By-laws and applicable laws and the adequacy of our internal control system and accounting and administrative system. The Board of Statutory Auditors is required to attend all meetings of our stockholders and the meetings of our Board of Directors. The Board of Statutory Auditors is also required to notify CONSOB if we fail to comply with our By-laws or any applicable laws.

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

In accordance with SEC rules we have adopted a Code of Ethics, which contains provisions in compliance with SEC requirements. Our Code of Ethics is available on our website at www.luxottica.com.

Stockholder Approval of Equity Compensation Plans

The NYSE listing standards require U.S. listed companies to seek stockholder approval for certain equity compensation plans. Italian law requires Italian listed companies to submit any capital increases of shares reserved for issuance under their equity compensation plans to stockholders for their approval at the annual meeting of stockholders. In accordance with the Italian Corporate Governance Policies, our stockholders approved capital increases of shares reserved for issuance under our existing stock option plans in 1998, 2001 and 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as of June 14, 2006, the beneficial ownership of ordinary shares by (1) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own five percent or more of the outstanding ordinary shares (including ordinary shares represented by ADSs); and (2) all directors and executive officers as a group.

Identity of Person or Group	Amount of Shares Owned	Percent of Class
Leonardo Del Vecchio	314,803,339	(1)	68.52%
Directors and Executive Officers as a Group	322,847,870	(2)	70.27%

(1)                                Includes ordinary shares held by entities controlled by Mr. Leonardo Del Vecchio and ordinary shares represented by ADSs over which Mr. Del Vecchio controls the power to vote. See Item 6—“Directors, Senior Management and Employees—Share Ownership.”

(2)                                Includes ordinary shares represented by ADSs owned by directors and members of senior management in addition to shares owned by Mr. Leonardo Del Vecchio.

The ordinary shares held by Mr. Del Vecchio and our other directors and executive officers have the same voting rights as the shares held by other shareholders.

Mr. Del Vecchio beneficially owns approximately 68.52 percent of our outstanding ordinary shares (including any shares represented by ADSs) and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

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

License Agreements

We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is controlled by Claudio Del Vecchio, one of our directors. The license agreement expired on March 31, 2003 and was renewed in January 2005. The license agreement expires in 2009. For the fiscal year 2005 conditions were not changed and royalties paid to RBA for such agreement were Euro 1.1 million, Euro 0.9 million and Euro 0.5 million in the years ended December 31, 2003, 2004 and 2005, respectively.

In July 2004, we signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name is owned by RBA, which is controlled by Claudio Del Vecchio, one of our directors. The license agreement expires on December 31, 2007. For the years ended December 31, 2004 and 2005, royalties paid to RBA for such agreement were Euro 0.9 million and Euro 0.9 million, respectively.

Service Revenues

During the years ended December 31, 2004 and 2005, U.S. Holdings performed certain services for RBA. Amounts received for the services provided were Euro 0.5 million, Euro 0.7 million and Euro 0.6 million in fiscal 2003, 2004 and 2005, respectively.

Shareholder Plan

On September 14, 2004, our Chairman and majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 10 to the Consolidated Financial Statements). The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. During 2005, it became probable that the incentive targets would be met and, as such, the Company recorded compensation expense of approximately Euro 19.9 million net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million net of taxes, with an offsetting increase in additional paid-in capital for such amounts.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See Item 18—“Financial Statements.”

Legal Proceedings

The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

Sunglass Hut Shareholder Lawsuit

In May and June 2001, certain former stockholders of Sunglass Hut commenced actions in the U.S. District Court for the Eastern District of New York against Luxottica Group S.p.A., and  its acquisition subsidiary formed to acquire Sunglass Hut on behalf of a purported class of former Sunglass Hut stockholders. These actions were subsequently consolidated into a single amended consolidated class action complaint which alleged, among other claims, that the defendants violated certain provisions of U.S. securities laws and rules thereunder, in connection with the acquisition of Sunglass Hut in a tender offer and second-step merger. The plaintiffs’ principal claim was that certain payments to James Hauslein, the former chairman of Sunglass Hut, under a consulting, non-disclosure and non-competition agreement (the “Agreement”) violated the “best price rule” promulgated by the SEC by resulting in a payment for Mr. Hauslein’s Sunglass Hut shares and his support of the tender offer that was higher than that paid to Sunglass Hut’s stockholders in the tender offer. The plaintiffs also alleged that the Company and Mr. Leonardo Del Vecchio, our Chairman, violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiffs sought, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates.

Luxottica Group S.p.A. and the other defendants filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted Luxottica Group S.p.A.’s motion to dismiss plaintiffs’ claim under Section 10(b)  and Rule 10b-5, but denied our motion to dismiss plaintiffs’ best price rule claim, as well as the claim that we aided and abetted Mr. Hauslein’s breaches of his fiduciary duties. In so ruling the Court noted that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs’ allegations in the complaint as true. On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, our Chairman, as a defendant in respect of the two remaining claims.

On August 31, 2005, we agreed with the plaintiffs to a full and final settlement and release (the “Settlement”) of all claims against the Company, our acquisition subsidiary and Mr. Del Vecchio. The Settlement, for a payment of Euro 11.6 million (or US$ 14.5 million), was approved by the Court and final judgment has been entered dismissing the case with prejudice.

California Vision Health Care Service Plan Lawsuit

In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of our subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action.  The claims have been partially dismissed.  The remaining claims, against LensCrafters, EYEXAM and EyeMed Vision Care, LLC, allege various statutory violations relating to the confidentiality of medical information, the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement and restitution of allegedly unjustly obtained sums, statutory damages, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California. In May 2004, the trial court stayed all proceedings in the case pending the California Supreme Court’s decision in a case against Cole and its subsidiaries expected to address certain legal questions related to the issues presented in this case. On June 12, 2006, the California Supreme Court rendered its decision in that case, ruling that optical stores such as those operated by Cole must comply with Sections 655 and 2556 of the California Business and Professions Code.  It is expected that plaintiffs will now seek to resume their prosecution of this action.  Although we believe that our operational practices in California comply with California law, an adverse decision in this action or the suit against Cole might cause LensCrafters, EYEXAM and EyeMed to modify or close certain activities in California. Further, LensCrafters, EYEXAM and EyeMed might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims allege various statutory violations related to the operation of Pearle Vision Centers in California including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks disgorgement and restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California. In July 2002, the trial court entered a preliminary injunction to enjoin defendants from certain business and advertising practices. Both Cole and the State of California appealed that decision. On November 26, 2003, the Court of Appeal issued an opinion in which it stated that because California law prohibited Pearle Vision from providing eye examinations and other optometric services at Pearle Vision Centers, the trial court should have enjoined Pearle Vision from advertising the availability of eye examinations at Pearle Vision Centers.  The appellate court also ruled in Cole’s favor with respect to charging dilation fees, which ruling partially lifted the preliminary injunction with respect to these fees that had been imposed in July 2002.  On March 3, 2004, the California Supreme Court granted Cole’s petition for review of the portion of the appellate court’s decision stating that California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers.  The appellate court’s decision directing the trial court to enjoin Pearle Vision from advertising these activities was stayed pending the Supreme Court’s resolution of the issue.  On June 12, 2006, the California Supreme Court affirmed the Court of Appeal’s prior decision, and held that optical stores such as those operated by Cole must comply with Sections 655 and 2556 of the California Business and Professions Code.  The matter will now be remanded to the trial court for further proceedings to determine if, in fact, Cole’s operations comply with those laws.  In addition, the preliminary injunction previously issued to enjoin advertising of the availability of eye examinations at Pearle Vision Centers, may soon become operative.  Although we believe that Cole’s operational practices in California comply with California law, an adverse decision in this action may compel Cole and its subsidiaries to modify or close certain activities in California. Further, Cole and its subsidiaries might be required to pay civil penalties and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

Cole SEC Investigation

Following Cole’s announcement in November 2002 of the restatement of its financial statements, the SEC began an investigation into Cole’s previous accounting. The SEC subpoenaed various documents from Cole and deposed numerous former officers, directors and employees of Cole. During the course of this investigation, the SEC staff had indicated that it intended to recommend that a civil enforcement action be commenced against certain officers and directors of Cole but not against Cole. Cole was obligated to advance reasonable attorneys’ fees incurred by current and former officers and directors who are involved in the SEC investigation subject to undertakings provided by such individuals. Cole has insurance available with respect to a portion of these indemnification obligations. In March 2006, the SEC staff indicated that it had concluded its investigation and that, contrary to its earlier indication, it would not be recommending that an enforcement action be commenced against anyone in connection with the investigation.

Review by the Supreme Court of India regarding Ray Ban Sun Optics India Ltd.

On August 29, 2003, the Securities Appellate Tribunal, or SAT, in India upheld the order of the Securities Exchange Board of India to require our subsidiary Ray Ban Indian Holdings Inc. to make a public offer in India to acquire up to an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. On October 30, 2003, we announced that we intended to comply with the SAT’s decision and that we, through our subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of Ray Ban Sun Optics India Ltd. In accordance with applicable Indian regulation, our subsidiary placed in escrow Rs 226 million (Euro 4.2 million) with the Manager of the public offer. On November 17, 2003, the Supreme Court of India stayed the SAT’s order and directed that the matter be further reviewed at the end of January 2004, provided that our subsidiary issue a letter of credit for Rs 630.6 million (Euro 11.9 million) in favor of the Indian securities regulatory agency within the following four-week period. Our subsidiary complied with such requirement, and the appeal is pending before the Supreme Court of India. If we are ultimately required to make the public offer, the aggregate cost of the offer could be approximately Euro 16 million, including stipulated interest increments.

Cole National Shareholder Class Action

On July 14, 2004, a shareholder of Cole filed a shareholders’ class action complaint against Cole, its directors and the Company in the Delaware Chancery Court, known as Pfeiffer v. Cole National Corp., et al., Civil Action No. 569-N. The complaint alleged, among other things, that the individual defendants breached their fiduciary duties as directors and/or officers to Cole by causing Cole to enter into an agreement to be acquired by the Company for $22.50 per share “without having exposed the company to the marketplace through fair and open negotiations with all potential bidders and/or an active market check or open auction for sale of the company.” The complaint sought preliminary and permanent injunctive relief against the merger, rescission of the merger if it is consummated, and/or damages and other associated relief. No answer was served to this complaint. The Company believed the action to be without merit. In January 2006, the plaintiff voluntarily dismissed this action without prejudice.

It is the opinion of management that the outcome of existing claims against us will not have a material adverse effect on our consolidated financial position or results of operations. However, the outcome of these litigation claims is inherently uncertain, and there can be no assurance that one or more of these actions, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition. In addition, we may be subject to material claims, judgments or proceedings in the future which, if adversely determined, may have a material adverse effect on our business, results of operations and financial condition. See Item 3—“Key Information—Risk Factors—Our business could be adversely affected by legal proceedings to which we are, or may become, a party.”

Dividend Distributions

See Item 3—“Key Information—Dividends” and Item 10—“Additional Information.”

Significant Changes

Except as otherwise indicated above, no significant changes have occurred since the date of our annual financial statements included in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares were approved for trading on the Italian Stock Exchange on December 4, 2000. Our ADSs were admitted for trading on the NYSE on January 24, 1990. Our ADSs are evidenced by ADRs issuable by Deutsche Bank Trust Company Americas, as depositary, pursuant to a Deposit Agreement.

The table below sets forth, for the periods indicated, high and low closing prices of the ADSs on the NYSE (in U.S. dollars) and ordinary shares on the Italian Stock Exchange (in Euro).

	New York Stock Exchange		Italian Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2001	17.99	12.15	20.62	13.41
2002	20.85	11.82	22.95	11.75
2003	18.15	10.23	14.82	9.25
2004
First Quarter	17.85	15.18	14.09	12.43
Second Quarter	16.90	15.18	13.99	12.82
Third Quarter	17.85	16.30	14.54	13.31
Fourth Quarter	20.39	17.99	15.51	14.31
2005
First Quarter	21.99	20.06	17.02	15.11
Second Quarter	21.32	19.69	17.55	15.31
Third Quarter	25.35	20.61	21.00	17.21
Fourth Quarter	25.83	23.75	21.94	19.62
December 2005	25.74	24.68	21.94	20.82
2006
January 2006	26.86	24.90	22.21	20.37
February 2006	28.30	25.94	23.86	21.49
March 2006	29.05	27.25	24.12	22.74
April 2006	30.25	27.78	24.19	22.80
May 2006	30.54	26.51	23.93	21.27

The high and low closing prices of the ADSs on the NYSE for the first quarter of 2006 were U.S. $29.05 and U.S. $24.90, respectively. The high and low closing prices of the ordinary shares on the Italian Stock Exchange for the first quarter of 2006 were Euro 24.12 and Euro 20.37, respectively.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association as of December 31, 2005

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

Directors

The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company, except for the acts that the law reserves for shareholders’ meetings. Compensation of the directors is approved by the ordinary shareholders at the annual meeting of shareholders. The compensation of Directors who also serve as executive officers is determined by the Board of Directors with the favorable opinion of the Board of Statutory Auditors.

Directors are not required to hold ordinary shares of Luxottica Group S.p.A. as a qualification for office.

Summary of Changes Occurring After December 31, 2005

On March 27, 2006, pursuant to the Italian Corporate Governance Policies, the Board of Directors of Luxottica Group S.p.A.:

(i)            adopted new Guidelines Concerning Transactions with Related Parties;

(ii)           adopted a new Procedure Concerning Internal Dealing;

(iii)          adopted a new Procedure for Handling Insider Information; and

(iv)          updated the Code of Ethics.

The above documents are available on the Company’s website, www.luxottica.com.

On June 14, 2006, at an extraordinary and ordinary meeting of shareholders, the Company’s By-laws were amended to implement the Italian Corporate Governance Policies. The principal amendments are as follows:

•                  requirements in order to attend a meeting of shareholders: those shareholders who have sent the Company a notice through the intermediary keeping the relevant accounts no later than two working days before the date scheduled for each meeting shall be entitled to attend the meeting, and the shares for which notice of attendance of the meeting was given may not be transferred before the meeting takes place;

•                  appointment of the Directors pursuant to lists submitted by the shareholders: only shareholders who individually or collectively with other shareholders represent at least 2.5% of the subscribed share capital at the time of submission of the list are entitled to submit a list. Such appointments shall be resolved by secret ballot if required by law. Such lists, together with the professional CVs of the candidates, shall be filed at the registered office of the Company at least 15 days prior to the first meeting of shareholders. At least one director shall be appointed from among the members included in the list that has obtained the second most votes;

•                  the appointment of the executive in charge of corporate accounting records will be subject to the non-binding opinion of the Board of Statutory Auditors;

•                  a meeting of the Board of Directors may be called by one member of the Board of Statutory Auditors;

•                  appointment of the Board of Statutory Auditors pursuant to lists submitted by the shareholders: only shareholders who individually or collectively with other shareholders represent at least 2.5% of the subscribed share capital at the time of submission of the list are entitled to submit a list. Such appointments shall be resolved by secret ballot if required by law. Such lists, together with the professional CVs of the candidates, shall be filed at the registered office of the Company at least 15 days prior to the first meeting of shareholders. The first candidate on the list which has obtained the second most votes shall be appointed as Chairman of the Board of Statutory Auditors; and

•                  the term of the appointment of the independent auditor is fixed at 6 financial years and shall end on the date of the shareholders’ meeting called to approve the financial statements for the sixth financial year following the appointment.

For more details, see the amended and restated by-laws of the Company, which are filed as an exhibit to this report.

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

General Meetings

Meetings of the shareholders may be held at our executive offices in Italy, in any country in the European Union and in the U.S., following publication of notice of the meeting including the agenda in the “Gazzetta Ufficiale” at least 30 days before the date fixed for the meeting. Deutsche Bank Trust Company Americas  will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a shareholders’ meeting received by Deutsche Bank Trust Company Americas.  See “—Documents on Display.”

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

To attend any shareholders’ meeting, a holder of ordinary shares must, at least two days prior to the date fixed for the meeting, deposit a certified statement of account which evidences its ownership of the ordinary shares at our offices or with such agent banks as may be specified in the notice of meeting in exchange for an admission ticket and proxy form for the meeting. Such statements may be obtained by beneficial owners of the ordinary shares through the intermediaries associated with Monte Titoli (or such authorized centralized securities custody and administration system with which their accounts are held). Alternatively, beneficial owners may instruct the relevant intermediary to procure the admission tickets and proxy forms.

Shareholders may appoint proxies by completing the form attached to the admission ticket. Directors, Statutory Auditors, external auditors or our employees as well as employees of companies controlled by us may not vote as proxies for shareholders and any one proxy cannot represent more than 200 shareholders of Luxottica Group S.p.A.

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

Description of American Depositary Receipts

The following is a summary of certain provisions of the Amended and Restated Deposit Agreement (the “Deposit Agreement”), dated as of March 28, 2006, among Deutsche Bank Trust Company Americas, as depositary, the holders from time to time of ADRs issued thereunder and us. The Deposit Agreement supersedes our earlier deposit agreement with The Bank of New York. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this annual report. For more complete information, the entire agreement should be read. Copies of the Deposit Agreement are available for inspection at the principal Corporate Trust Office of Deutsche Bank Trust Company Americas at 60 Wall Street, New York, New York 10005.

ADRs are issued by Deutsche Bank Trust Company Americas. Each ADR evidences an ownership interest in a number of American Depositary Shares, each of which represents one ordinary share that we deposit with Deutsche Bank Milan, as custodian under the Deposit Agreement. Each ADR will also represent securities, cash or other property deposited with Deutsche Bank Trust Company Americas but not distributed to ADR holders. Deutsche Bank Trust Company Americas’ Corporate Trust Office is located at 60 Wall Street, New York, New York 10005, and its principal executive office is located at 60 Wall Street, New York, New York 10005.

Share Dividends and Other Distributions

Deutsche Bank Trust Company Americas has agreed to pay to ADR holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses.

Cash

Deutsche Bank Trust Company Americas converts any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If it is not possible for Deutsche Bank Trust Company Americas to convert foreign currency in whole or in part into U.S. dollars, or if any approval or license of any government is needed and cannot be obtained, Deutsche Bank Trust Company Americas may distribute the foreign currency to, or in its discretion may hold the foreign currency uninvested and without liability for interest for the accounts of, ADR holders entitled to receive the same.

Shares

Deutsche Bank Trust Company Americas will, unless otherwise requested by us, distribute new ADRs representing any shares we may distribute as a dividend or free distribution. Deutsche Bank Trust Company Americas will only distribute whole ADRs. It will sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with dividends or distributions of cash. If Deutsche Bank Trust Company Americas does not distribute additional ADRs, each ADR will also represent the additional deposited shares.

Rights to Receive Additional Shares

If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, Deutsche Bank Trust Company Americas may make these rights available to ADR holders. We must first instruct Deutsche Bank Trust Company Americas to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, or if Deutsche Bank Trust Company Americas determines in its reasonable discretion that it is not lawful and feasible to make such rights available to all or certain owners, Deutsche Bank Trust Company Americas may sell the rights and allocate the net proceeds to holders’ accounts. Deutsche Bank Trust Company Americas may allow rights that are not distributed or sold to lapse. In that case, ADR holders will receive no value for them.

If Deutsche Bank Trust Company Americas makes rights available to ADR holders, upon instruction from such holders it will exercise the rights and purchase the shares on behalf of the ADR holders.

Deposit, Withdrawal and Cancellation

ADRs may be turned in at the Corporate Trust Office of Deutsche Bank Trust Company Americas. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, Deutsche Bank Trust Company Americas will deliver the deposited securities underlying the ADRs at the office of the custodian, except that Deutsche Bank Trust Company Americas may deliver at its Corporate Trust Office any dividends or distributions with respect to the deposited securities represented by the ADRs, or any proceeds from the sale of any dividends, distributions or rights, which may be held by Deutsche Bank Trust Company Americas. Alternatively, at the request, risk and expense of the applicable ADR holder, Deutsche Bank Trust Company Americas will deliver the deposited securities at its Corporate Trust Office.

Voting Rights

ADR holders may instruct Deutsche Bank Trust Company Americas to vote the shares underlying ADRs but only if we ask Deutsche Bank Trust Company Americas to ask for such instructions. Otherwise, ADR holders will not be able to exercise their right to vote unless such holders withdraw the ordinary shares underlying the ADRs. However, an ADR holder may not know about a meeting at which such holder may be entitled to vote enough in advance to withdraw the shares.

If we ask for instructions of an ADR holder, Deutsche Bank Trust Company Americas will notify the ADR holder of the upcoming vote and arrange to deliver voting materials. The materials will (1) describe the matters to be voted on and (2) explain how ADR holders, on a certain date, may instruct Deutsche Bank Trust Company Americas to vote the shares or other deposited securities underlying the ADRs as directed. For instructions to be valid, Deutsche Bank Trust Company Americas must receive them on or before the date specified. Deutsche Bank Trust Company Americas will try, as far as practical, subject to Italian law and the provisions of our articles of association, to vote or to have its agents vote the shares or other deposited securities as instructed by the ADR holder. Deutsche Bank Trust Company Americas will only vote or attempt to vote as instructed by the ADR holder and will not vote any of such holder’s shares or other deposited securities except in accordance with such instructions.

Deutsche Bank Trust Company Americas shall fix a record date whenever:

•                  any cash dividend or distribution shall become payable;

•                  any distribution other than cash shall be made;

•                  rights shall be issued with respect to the deposited securities;

•                  Deutsche Bank Trust Company Americas, for any reason, causes a change in the number of ordinary shares that are represented by each ADS; or

•                  Deutsche Bank Trust Company Americas receives notice of any meeting of holders of ordinary shares or other deposited securities.

The purpose of fixing a record date is to determine which ADR holders are:

•                  entitled to receive such dividend, distribution or rights;

•                  entitled to receive the net proceeds from the sale of such dividend, distribution or rights; and

•                  entitled to give instructions for the exercise of voting rights at any such meeting.

Material Contracts

The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since January 1, 2004 and, as of the date of this annual report, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

Credit Agreements and Other Financing Agreements

Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps

In March 2006, we amended our credit facility with a group of banks to provide for borrowings of an aggregate of Euro 1,130 million and an aggregate of U.S. $325 million in favor of Luxottica Group S.p.A. and our subsidiary U.S. Holdings. The credit facility consists of three tranches: Tranche A is an amortizing term loan of Euro 405 million that is to be used to refinance Luxottica Group S.p.A.’s existing debt as it matures and for other general corporate purposes and will require nine equal quarterly installments of Euro 45 million beginning in June 2007; Tranche B is a term loan of U.S. $325 million that was used by U.S. Holdings to finance the acquisition of Cole and will mature in March 2011; and Tranche C is a revolving credit facility equivalent to Euro 725 million, available in Euro or U.S.$, in favor of both Luxottica Group S.p.A. and U.S. Holdings, that is to be used for general corporate purposes and all outstanding borrowings, if any, will mature in March 2011. At December 31, 2005, Euro 294.9 million had been drawn from Tranche C. We may select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate, plus a margin, and U.S. dollar-denominated loans based on the corresponding LIBOR rate, plus a margin of between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rates on December 31, 2005 was 2.94 percent for Tranche A, 4.56 percent for Tranche B and a 4.49 percent weighted average rate on Tranche C. The credit facility also contains certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2005. Under this credit facility, Euro 974.3 million was outstanding as of December 31, 2005.

In June 2005, we entered into nine interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 405 million which will decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum. The cash flow hedges are deemed to be highly effective and as such the change in the fair value of the swaps will be included on the balance sheets in other comprehensive income. Any ineffectiveness and the amounts needed to properly reflect interest expense will be amortized out of OCI and recorded in the appropriate periods. As a result, approximately Euro 3.5 million is included in OCI as of December 31, 2005. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized into earnings from OCI for these cash flow hedges in fiscal 2006 is approximately Euro 0.4 million, net of taxes.

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

•                  tax-exempt entities;

•                  certain banks, financial institutions and insurance companies;

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

Dividends paid by foreign corporations generally constitute income from sources outside the United States, but generally will be “passive income”  which is treated separately from other types of income for purposes of computing the foreign tax credit allowable. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit for Italian withholding taxes imposed on dividends paid on ordinary shares or ADSs.

Certain dividends received by non-corporate U.S. holders in taxable years beginning before January 1, 2011 in respect of ordinary shares or ADSs will be taxed at the rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%) if the dividends are “qualified dividends.” This reduced income tax rate is only applicable to dividends paid by U.S. corporations and “qualified foreign corporations” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate shareholder such as an individual) for a minimum holding period (generally, more than 60 days during the 120-day period beginning 60 days before the ex-dividend date). We believe that we are a “qualified foreign corporation” and that dividends paid by us to individual U.S. holders of ordinary shares held for the minimum holding period should thus be eligible for the reduced income tax rate. See “—Passive Foreign Investment Company Considerations” for a discussion of certain restrictions on “qualified foreign corporation” status. Non-corporate U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Taxation of Capital Gains. If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs and such shares constitute a capital asset in the hands of the U.S. holder, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder, recognized in taxable years which begin before January 1, 2011, is generally taxed at a maximum rate of 15 percent for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations. A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income”, or (b) the average percentage of the gross value of its assets that produce “passive income” or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special “look-through” rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Where the “look-through” rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25%-owned subsidiary as well as dividends and interest received from such a 25%-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2005. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a shareholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in “—Taxation of Dividends”), and our dividends would not be eligible for the reduced 15% U.S. income tax rate.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers, and in accordance therewith we file reports and other information with the SEC. Reports and other information filed by us are available for inspection and copying, upon payment of fees prescribed by the SEC, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, DC 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The public may also view our annual reports and other documents filed with the SEC on the Internet at www.sec.gov.

We furnish Deutsche Bank Trust Company Americas, as depositary with respect to the ADSs, with annual reports in English (or a translation or summary in English of the Italian reports), which include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We also furnish Deutsche Bank Trust Company Americas with quarterly reports in English (or a translation or summary in English of the Italian reports) that include unaudited interim financial information prepared in conformity with U.S. GAAP. If requested by us, Deutsche Bank Trust Company Americas arranges for the mailing of such reports to registered holders of ADRs. We also furnish to Deutsche Bank Trust Company Americas, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. To the extent permitted by law, Deutsche Bank Trust Company Americas makes such notices, reports and communications available to holders of ADRs in such manner as we request and mails to holders of ADRs a notice containing the information (or a summary thereof in a form provided by us) contained in any notice of a shareholders’ meeting received by Deutsche Bank Trust Company Americas. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

At December 31, 2005, our interest rate sensitivity was limited to our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities. Included in this amount are the following credit agreements:  (i) Tranche B and Tranche C borrowings on our subsequently amended credit facility with a group of banks of Euro 740 million (Euro 1,130 million starting as of March 10, 2006) and U.S. $325 million (of which Euro 294.9 million was outstanding under Tranche C and U.S. $325 million was outstanding under Tranche B), (ii) our AUD $50 million multi currency loan of which AUD $21.88 million (Euro 13.59 million) was outstanding and (iii) our new Euro 100 million 18-month credit facility of which Euro 100 million was outstanding. As of such date, debt under our credit facility with a group of banks bore interest at the rate of Euribor, on Euro-denominated loans, and LIBOR, on U.S. $ denominated loans, plus a margin between 0.40 percent and 0.60 percent (which margins were subsequently amended in 2006 to 0.20 percent to 0.40 percent) based on the “Net Debt/EBITDA” ratio as defined in the agreement (4.56 percent for the Tranche B loan denominated in U.S. $ and 4.49 percent for the weighted average Tranche C loan for the relevant interest period at December 31, 2005). Debt under the AUD $50 million and new Euro 100 million credit facility accrue interest at BBR or HIBOR plus 0.40 percent and EURIBOR plus 0.25 percent, respectively. BBR, HIBOR and EURIBOR as defined in the agreements were 6.03 percent, 4.46 percent and 2.73 percent , respectively, at December 31, 2005.

Additionally, in 2003 we issued U.S. $300 million of fixed rate senior unsecured guaranteed notes in three series (series A, B and C). We immediately entered into three interest rate swaps to hedge such series of notes, thereby effectively changing the fixed rate to a variable rate of six-month LIBOR plus a spread of 0.6575 percent or 0.73 percent depending on the series. These Swaps were terminated by a payment to the bank in December 2005, and we will amortize the final fair value adjustment to the debt as an adjustment to the fixed-rate yield over the remaining life of the debt. This has effectively increased our fixed rate on such series A, B and C notes to 5.64 percent, 5.99 percent, and 5.44 percent, respectively.

However, the effect of a ten percent change in interest rates (upward or downward) at December 31, 2005 would not have had a material effect on our future annual pretax earnings and cash flows. This was calculated by us, based on our expected future pretax earning and cash flows with an interest rate adjustment of ten percent above and below the rates in effect as of December 31, 2005. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S.$-denominated activities, we used an exchange rate of Euro 1.00 = U.S. $1.2444.

We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have 13 interest rate derivatives outstanding as of December 31, 2005:

•                  In June 2005, the Company entered into nine interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 405 million, which will decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

•                  In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million, which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

Foreign Exchange Sensitivity

Our manufacturing subsidiaries are mainly located in Italy and our sales and distribution facilities are maintained worldwide. As such, we are vulnerable to foreign currency exchange rate fluctuations in two principal areas:

1.                                            We incur most of our manufacturing costs in Euro and receive a significant portion of our revenues in other currencies (which we refer to as Economic Risk); and

2.                                            Differences between the functional currency of certain subsidiaries and the Euro as the reporting currency (which we refer to as Translation Risk).

Economic Risk:  A strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products and/or reduce our gross margins. In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

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

From time to time, we use derivative financial instruments, principally currency forward swap agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2005, we had a short-term (less than ninety days to maturity) simple forward Euro/AUD contract for AUD 67 million maturing on March 16, 2006. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

Translation Risk: A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the year ended December 31, 2005 and is not meant to be a tabular disclosure of market risk:

	U.S. Dollars	Euro	Other	Total
Revenues	69.20%	15.60%	15.20%	100%
Operating expenses	69.90%	16.50%	13.60%	100%

Because a large portion of our revenues and expenses are denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a 10 percent weakening of the U.S.$ against the Euro as compared to  the actual 2005 average exchange rate between the U.S.$ and Euro would have been a decrease in income before taxes of Euro 47.8 million.   In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

ITEM 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

 Our Board of Directors has determined that a member of our Board of Statutory Auditors, Mario Cattaneo, qualifies as an “audit committee financial expert,” as defined in the SEC rules. The Board of Statutory Auditors has been designated by our Board of Directors as the appropriate body to act as our “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. See Item 6—“Directors, Senior Management and Employees—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange—Board Committees.”

Item 16B. Code of Ethics

The Board of Directors adopted a Code of Ethics applicable, as may be amended from time to time, to our chief executive officer, chief financial officer and all of our directors, auditors and any other management employees. We will provide a copy of our Code of Ethics upon request and without charge. You may also obtain a copy of our Code of Ethics on our website at www.luxottica.com.

Item 16C. Principal Accountant Fees and Services

Deloitte & Touche S.p.A., or Deloitte & Touche, was engaged as our independent registered accounting firm to audit our consolidated financial statements for the years ended December 31, 2004 and 2005. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting tasks for us around the world. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Internal Control Committee, all audit services for the annual audit of Luxottica Group S.p.A.’s own financial statements and for the audit of the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all permissible non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost. Updates on audit and non-audit services to be provided by Deloitte & Touche are provided to the Board quarterly.

The following table sets forth the aggregate fees paid by the Company to Deloitte & Touche for 2004 and 2005:

Thousands of Euro	2004 Fees	2005 Fees
Audit fees (including annual audit and semi-annual reviews)	2,294	2,516
Audit related fees (including benefit plan audits and acquisition due diligence)	697	67
Tax fees (including compliance and planning)	2,877	2,136
All other fees (including royalty audits)	148	387
Total fees	6,016	5,106

Our Board of Directors has approved all of the audit and non-audit fees of Deloitte & Touche for the year 2005 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50%.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We rely on the exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c) (3). We believe that such reliance will not materially adversely affect the ability of our Board of Statutory Auditors to act independently and to satisfy the other requirements of the SEC rules.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

ITEM 17.               FINANCIAL STATEMENTS

Not applicable.

ITEM 18.               FINANCIAL STATEMENTS

Index to Consolidated Financial Statements
Report of Independent Registered Public Accountants
Consolidated Balance Sheets, December 31, 2004 and 2005
Statements of Consolidated Income for the Years Ended December 31, 2003, 2004 and 2005
Statements of Consolidated Shareholders’ Equity for the Years Ended December 31, 2003, 2004 and 2005
Statements of Consolidated Cash Flows for the Years Ended December 31, 2003, 2004 and 2005
Notes to Consolidated Financial Statements
Consolidated Financial Statement Schedules
Schedule II-Valuation and Qualifying Accounts/Allowance for Doubtful Accounts

Deloitte & Touche S.p.A. Via Fratelli Bandiera, 3 31100 Treviso Italia
Tel: +39 0422 5875 Fax: +39 0422 587812 www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and Subsidiaries (collectively, “the Company”) as of December 31, 2004 and 2005 and the related statements of consolidated income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 and the consolidated financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2004 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Our audits also comprehended the translation of Euro amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ DELOITTE & TOUCHE S.p.A.

Treviso, Italy
April 3, 2006

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Roma Torino Treviso Verona	Member of Deloitte Touche Tohmatsu

Sede Legale: Via Tortona 25 - 20144 Milano
Capital Sociale: sottoscritto e versato Euro 10.327.940.00 × deliberato Euro 10.850.000.00
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 × R.E.A. Milano n 1720239

LUXOTTICA GROUP S.p.A. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2005(*)

ASSETS

	2004	2005	2005
	(Euro/000)		(US $/000)(1)
CURRENT ASSETS:
Cash and cash equivalents	257,349	372,256	$440,826
Accounts receivable
(Less allowance for doubtful accounts,€ 23.4 million in 2004 and € 27.6 million in 2005, US $32.6 million in 2005)	406,437	461,682	546,724
Sales and income taxes receivable	33,120	45,823	54,264
Inventories	433,158	404,331	478,809
Prepaid expenses and other	69,151	93,140	110,296
Asset held for sale	143,617	10,847	12,845
Deferred tax assets	104,508	93,600	110,841
Total current assets	1,447,340	1,481,679	1,754,604
PROPERTY, PLANT AND EQUIPMENT—net	599,245	735,115	870,523
OTHER ASSETS:
Goodwill	1,500,962	1,700,383	2,013,594
Intangible assets—net	972,091	994,803	1,178,046
Investments	13,371	15,832	18,748
Other assets	23,049	45,710	54,130
Total other assets	2,509,473	2,756,728	3,264,517
TOTAL	4,556,058	4,973,522	$5,889,645

See notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Continued)
DECEMBER 31, 2003 AND 2004(*)
LIABILITIES AND SHAREHOLDERS’ EQUITY

	2004	2005	2005
	(Euro/000)		(US $/000)(1)
CURRENT LIABILITIES:
Bank overdrafts	290,531	276,122	$326,984
Current portion of long-term debt	405,369	111,323	131,829
Accounts payable	222,550	291,734	345,471
Accrued expenses
Payroll and related	137,947	136,143	161,221
Customers’ right of return	8,802	7,996	9,469
Other	238,832	257,121	304,483
Income taxes payable	12,722	133,382	157,951
Total current liabilities	1,316,753	1,213,821	1,437,407
LONG-TERM DEBT	1,277,495	1,420,049	1,681,622
LIABILITY FOR TERMINATION INDEMNITIES	52,656	56,600	67,026
DEFERRED TAX LIABILITIES	215,891	127,120	150,536
OTHER LONG-TERM LIABILITIES	173,896	188,421	223,128
COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	23,760	13,478	15,961
SHAREHOLDERS’ EQUITY:
Capital stock par value € 0.06—455,205,473 and 457,975,723 ordinary shares authorized and issued at December 31, 2004 and 2005, respectively; 448,770,687 and 451,540,937 shares outstanding at December 31, 2004 and 2005, respectively	27,312	27,479	32,541
Additional paid-in capital	47,167	150,179	177,842
Retained earnings	1,812,073	2,050,883	2,428,656
Unearned stock-based compensation	—	(48,567)	(57,513)
Accumulated other comprehensive loss, net of tax	(320,958)	(155,954)	(184,681)
Total	1,565,594	2,024,020	2,396,845
Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2004 and 2005, respectively	69,987	69,987	82,879
Total shareholders’ equity	1,495,607	1,954,033	2,313,966
TOTAL	4,556,058	4,973,522	$5,889,645

See notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005(*)

	2003	2004	2005	2005
		(Euro/000)		(US $/000)(1)
NET SALES	2,852,194	3,255,300	4,370,744	$5,175,835
COST OF SALES	(903,617)	(1,040,697)	(1,380,653)	(1,634,969)
GROSS PROFIT	1,948,577	2,214,603	2,990,091	3,540,866
OPERATING EXPENSES:
Selling and advertising	(1,235,757)	(1,376,546)	(1,909,747)	(2,261,522)
General and administrative	(281,033)	(345,243)	(477,790)	(565,799)
Total	(1,516,790)	(1,721,789)	(2,387,537)	(2,827,321)
INCOME FROM OPERATIONS	431,787	492,814	602,554	713,544
OTHER INCOME (EXPENSE):
Interest income	5,922	6,662	5,650	6,691
Interest expense	(47,117)	(56,115)	(66,332)	(78,550)
Other—net	(799)	13,792	15,697	18,588
Other income (expenses)—net	(41,994)	(35,661)	(44,985)	(53,271)
INCOME BEFORE PROVISION FOR INCOME TAXES	389,793	457,153	557,569	660,273
PROVISION FOR INCOME TAXES	(117,328)	(161,665)	(206,022)	(243,971)
INCOME BEFORE MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	272,465	295,488	351,547	416,302
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	(5,122)	(8,614)	(9,253)	(10,957)
NET INCOME	267,343	286,874	342,294	405,345

See notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries
STATEMENTS OF CONSOLIDATED INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005(*)

	Years ended December 31,
	2003	2004	2005	2005
	(Euro)		(US $)(1)
EARNINGS PER SHARE: BASIC	0.60	0.64	0.76	$0.90
EARNINGS PER SHARE: DILUTED	0.59	0.64	0.76	$0.89
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	448,664	448,275	450,179
Diluted	450,202	450,361	453,303

See notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries
STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 (*)

							Accumulated
						Other	Other	Treasury
			Additional		Unearned	Comprehensive	Comprehensive	Shares	Consolidated
	Common Stock		Paid-in	Retained	Stock-Based	Income (Loss)	Income (Loss)	Amount,	Shareholders’
(Euro/000)	Shares	Amount	Capital	Earnings	Compensation	Net of Tax	Net of Tax	at Cost	Equity
BALANCES, JANUARY 1, 2003	454,263,600	27,256	38,693	1,447,374	—		(70,881)	(24,547)	1,417,895
Exercise of stock options	213,433	13	1,476						1,489
Translation adjustment						(169,307)	(169,307)		(169,307)
Minimum pension liability, net of taxes of Euro 0.7 million						(1,228)	(1,228)		(1,228)
Tax benefit on stock options			254						254
Purchase of treasury shares								(45,440)	(45,440)
Change in fair value of derivative instruments, net of taxes of Euro 0.4 million						(1,067)	(1,067)		(1,067)
Dividends declared (Euro 0.21 per share)				(95,405)					(95,405)
Net income				267,343		267,343			267,343
Comprehensive income						95,741
BALANCES, DECEMBER 31, 2003	454,477,033	27,269	40,423	1,619,312	—		(242,483)	(69,987)	1,374,534
Exercise of stock options	728,440	43	5,950						5,993
Translation adjustment						(79,897)	(79,897)		(79,897)
Minimum pension liability, net of taxes of Euro 0.2 million						248	248		248
Tax benefit on stock options			794						794
Change in fair value of derivative instruments, net of taxes of Euro 0.2 million						1,174	1,174		1,174
Dividends declared (Euro 0.21 per share)				(94,113)					(94,113)
Net income				286,874		286,874			286,874
Comprehensive income						208,399
BALANCES, DECEMBER 31, 2004	455,205,473	27,312	47,167	1,812,073	—		(320,958)	(69,987)	1,495,607
Exercise of stock options	2,770,250	167	28,062						28,229
Translation adjustment						157,776	157,776		157,776
Aggregate stock based compensation, net of tax			70,273		(70,273)				—
Realized stock based compensation, net of tax					21,706				21,706
Minimum pension liability, net of taxes of Euro 1.6 million						2,534	2,534		2,534
Tax benefit on stock options			4,677						4,677
Change in fair value of derivative instruments, net of taxes of Euro 2.3 million						4,694	4,694		4,694
Dividends declared (Euro 0.23 per share)				(103,484)					(103,484)
Net income				342,294		342,294			342,294
Comprehensive income						507,298
BALANCES, DECEMBER 31, 2005	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033
Comprehensive income(1)						$600,742
BALANCES, (US $/000)(1)
DECEMBER 31, 2005	457,975,723	$32,541	$177,842	$2,428,656	$(57,513)		$(184,681)	$(82,879)	$2,313,966

See notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005(*)

	2003	2004	2005	2005
		(Euro/000)		(US $/000)(1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	267,343	286,874	342,294	$405,345
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in income of consolidated subsidiaries	5,122	8,614	9,253	10,957
Deferred stock-based compensation	—	—	22,711	26,894
Depreciation and amortization	134,840	152,751	194,205	229,978
(Benefit) provision for deferred income taxes	12,865	45,414	(90,104)	(106,701)
Loss (gain) on disposals of fixed assets—net	(124)	7,641	6,532	7,735
Unrealized foreign exchange (gain)	—	(13,445)	—	—
Termination indemnities matured during the year—net	2,403	6,768	3,723	4,409
Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	23,888	(15,819)	(33,266)	(39,394)
Prepaid expenses and other	(43,556)	21,077	(56,773)	(67,231)
Inventories	17,120	44,139	64,584	76,480
Accounts payable	(45,029)	7,062	52,233	61,854
Accrued expenses and other	(39,857)	(22,365)	(14,011)	(16,592)
Accrual for customers’ right of return	(249)	727	(1,882)	(2,229)
Income taxes payable	(7,227)	(760)	123,961	146,795
Total adjustments	60,196	241,804	281,166	332,955
Cash provided by operating activities	327,539	528,678	623,460	$738,300

See notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS (Concluded)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005(*)

	2003	2004	2005	2005
		(Euro/000)		(US $/000)(1)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(81,288)	(117,420)	(229,416)	(271,674)
Disposals	3,839	198	1,082	1,281
Purchases of businesses net of cash acquired	(342,432)	(362,978)	(86,966)	(102,985)
Increase in investments	(501)	—	—	—
Sale of investment in Pearle Europe	—	—	144,000	170,525
Additions of intangible assets	(48,177)	(301)	(4,479)	(5,304)
Cash used in investing activities	(468,559)	(480,501)	(175,779)	(208,157)
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	619,859	1,187,601	373,462	442,254
Repayments	(332,045)	(935,443)	(627,949)	(743,617)
Swap termination fees	—	—	(7,062)	(8,363)
(Decrease) increase in overdraft balances	156,290	(246,680)	(21,520)	(25,484)
Investment in treasury shares	(45,440)	—	—	—
Exercise of stock options	1,476	5,994	28,229	33,429
Dividends	(95,405)	(94,113)	(103,484)	(122,546)
Cash (used in) provided by financing activities	304,735	(82,641)	(358,324)	(424,327)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	163,715	(34,466)	89,357	105,817
CASH AND EQUIVALENTS, BEGINNING OF YEAR	151,418	299,937	257,349	304,753
Effect of exchange rate changes on cash and cash equivalents	(15,196)	(8,122)	25,550	30,256
CASH AND EQUIVALENTS, END OF YEAR	299,937	257,349	372,256	$440,826
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest	44,951	58,371	61,770	73,148
Cash paid during the year for income taxes	110,609	108,440	153,287	181,522
Acquisition of businesses:
Fair value of assets acquired	102,323	157,905	3,702	4,384

See notes to Consolidated Financial Statements

(*)           In accordance with U.S. GAAP

(1)           Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies (“LensCrafters”), Sunglass Hut International, Inc. and its subsidiaries (“Sunglass Hut International”), OPSM Group Limited and its subsidiaries (“OPSM”) and Cole National Corporation and its wholly owned subsidiaries (“Cole”). As of December 31, 2005, LensCrafters operated 893 stores throughout the United States of America and Canada; Sunglass Hut International operated 1,849 stores located in North America, Europe and Australia; OPSM operated 549 owned stores and 29 franchised stores under three brands across states and territories in Australia, New Zealand, Hong Kong, Singapore and Malaysia; and Cole National operated 2,388 owned stores and 462 franchised specialty retailers of optical products and personalized gifts located in the United States of America and Canada. Certain of the Company’s U.S. subsidiaries also are engaged as providers of managed vision care benefits and claims payment administrators whose programs provide comprehensive eyecare benefits primarily directed to large employers and health maintenance organizations.

Principles of Consolidation and Basis of Presentation—The consolidated financial statements of Luxottica Group include the financial statements of the parent company, all wholly or majority-owned subsidiaries and variable interest entities for which the Company is determined to be the primary beneficiary. The Company’s investments in unconsolidated subsidiaries which are at least 20 percent owned and where the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Luxottica Group holds a 44 percent interest in an affiliated manufacturing and wholesale distributor, located and publicly traded in India, and a 50 percent interest in an affiliated company located in Great Britain, which are both accounted for under the equity method. The results of operations of these investments are not material to the results of the operations of the Company. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All significant intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has included a variable interest entity (the “Trust”), consisting of a synthetic operating lease, for one of Cole’s facilities. The Trust is included in these consolidated financial statements since the Company is required to absorb any expected losses from, and will receive the majority of expected returns on, the activities of the Trust, and is the primary beneficiary of the Trust. The assets of Euro 1.6 million and liabilities of Euro 1.6 million have been consolidated into the financial statements as of December 31, 2005. Future operating results of the Trust are not expected to have a material effect on the Company’s financial position or operating results.

The North America Retail Division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America Retail Division for the 53-week period ended January 3, 2004, and the 52-week periods ended January 1, 2005 and December 31, 2005.

Foreign Currency Translation and Transactions—Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of “Accumulated Other Comprehensive Income (Loss).”

The Company has one subsidiary in a highly inflationary country. The operations of such subsidiary are currently not material to the Company’s consolidated financial statements.

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in consolidated income in such year. Aggregate transaction gain/(loss) for the years ended December 31, 2003, 2004 and 2005, were Euro 1.3 million, Euro 12.5 million and Euro 9.5 million, respectively.

Cash and Cash Equivalents—Cash and cash equivalents includes cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit cards, debit card and electronic bank transfer (“EBT”) transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card, debit card and EBT transactions in transit were approximately Euro 23.3 million and Euro 17.8 million at December 31, 2004 and 2005, respectively.

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

Inventories—Luxottica Group’s manufactured inventories, approximately 65.0 percent and 75.4 percent of total frame inventory for 2004 and 2005, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method, or “FIFO”), or market value. Retail inventory not manufactured by the Company or its subsidiaries are stated at the lower of cost, at FIFO or weighted-average cost, or market value. As of January 2, 2005, the Company changed its method of valuing certain of its retail inventory from the last-in, first-out method (“LIFO”) to FIFO in order to reduce the number of valuation methods among retail divisions. The effect of the change in the inventory valuation method had an immaterial effect on the 2005 Statement of Consolidated Income. At December 31, 2003 and 2004, approximately 43 and 33 percent, or Euro 100.4 million and Euro 97.7 million, respectively, of retail inventory cost was calculated using LIFO. The LIFO reserve at December 31, 2003 and 2004, was less than Euro 2.0 million and Euro 3.0 million, respectively. Inventories are recorded net of allowances for estimated losses among other reserves. These reserves are calculated using various factors including sales volume, historical shrink results and current trends.

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

Capitalized Leased Property—Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill—Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of two units, Wholesale and Retail, as required by the provisions of SFAS 142. For the years ended December 31, 2003, 2004 and 2005, the result of this process was the determination that the carrying value of each reporting unit of the Company was not impaired and, as a result, the Company has not recorded a goodwill impairment charge.

Trade Names and Other Intangibles—In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 6). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are subject to test for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the years ended December 31, 2003, 2004 and 2005, was Euro 42.6 million, Euro 51.6 million and Euro 64.6 million, respectively.

Impairment of Long-Lived Assets—Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the long-lived assets, the Company would record an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with SFAS 144. The aggregate impairment loss on certain non-performing long-lived assets charged to the Statement of Consolidated Income during fiscal 2005 was not material and there was no impairment loss charged in fiscal 2003 and 2004.

Store Opening and Closing Costs—Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the statements of consolidated income during fiscal 2003, 2004 and 2005 were not material.

Self Insurance—The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2004 and 2005, self insurance accruals were Euro 36.1 million and Euro 46.8 million, respectively.

Income Taxes—Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

Liability for Termination Indemnities—The reserve for employee termination indemnities of Italian companies is considered a defined benefit plan and is accounted for accordingly. Termination indemnities in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements (see Note 9).

Revenue Recognition—Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, Revenue Recognition When Right of Return Exists, are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned. This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses. Total shipping costs in fiscal 2003, 2004 and 2005 associated with the sale of goods in the Wholesale Division were Euro 6.5 million, Euro 6.2 million and Euro 6.0 million, respectively.

Retail Division revenues, including internet and catalog sales, are recognized upon receipt by the customer at the retail location, or when goods are shipped directly to the customer for internet and catalog sales. In some countries, the Company allows retail customers to return goods for a period of time and as such the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Also included in Retail Division revenues are managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues, which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

Cole earns and accrues franchise revenues based on sales by franchisees which are accrued as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by Cole and when the related store begins operations. Accruals are established for amounts due under these relationships when they are determined to be uncollectible.

The Retail Division also sells separately priced extended warranty contracts with terms of coverage of 12 to 24 months. Revenues from the sale of these warranty contracts are deferred and amortized over the lives of the contracts, while costs to service the warranty claims are expensed as incurred.

A reconciliation of the changes in deferred revenue from the sale of warranty contracts and other deferred items for the years ended December 31, 2004 and 2005, is as follows:

In thousands of Euro	2004	2005
Beginning balance	512	40,964
Translation difference	(3,631)	1,901
Cole acquired balances	44,161	—
Warranty contracts sold	10,152	44,639
Other deferred revenues	3,922	2,528
Amortization of deferred revenues	(14,152)	(46,800)
Total	40,964	43,232
Current	31,948	37,465
Non-current	9,016	5,767

The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Managed Vision Care Underwriting and Expenses—The Company sells vision insurance plans which generally have a duration of up to two years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported, with a high degree of confidence. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period.

Advertising and Direct Response Marketing—Costs to develop and create newspaper, television, radio and other media advertising are expensed as incurred, and the costs of the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising. Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred for the years ended December 31, 2003, 2004 and 2005, were Euro 178.3 million, Euro 192.4 million and Euro 278.7 million, respectively.

With the acquisition of Cole in October 2004, the Company receives a reimbursement from its acquired franchisees for certain marketing costs. Operating expenses in the Consolidated Statements of Income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales. The amounts received in fiscal 2004 and 2005 for such reimbursement were Euro 4.2 million and Euro 15.5 million, respectively.

Pervasiveness of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventory and deferred tax assets, calculation of pension and other long-term employee benefit accruals, legal and other accruals for contingent liabilities and the determination of the carrying value of long-lived assets, among other items. Actual results could differ from those estimates.

Earnings Per Share—Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2003, 2004 and 2005. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

In thousands	2003	2004	2005
Weighted average shares outstanding—basic	448,664.4	448,275.0	450,179.1
Effect of dilutive stock options	1,537.7	2,085.9	3,124.3
Weighted average shares outstanding—dilutive	450,202.1	450,360.9	453,303.4
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	4,046.6	2,169.6	569.1

Fair Value of Financial Instruments—Financial instruments consist primarily of cash, cash equivalents and marketable securities, debt obligations and, in 2004, derivative financial instruments which are either accounted for as fair value or cash flow hedges. Luxottica Group estimates the fair value of cash, cash equivalents and marketable securities based on interest rates available to the Company and by comparison to quoted market prices and its debt obligations, as there are no quoted market prices, based on interest rates available to the Company. The fair value associated with financial guarantees has been accrued for when applicable and is disclosed in Note 14. The fair values of letters of credit are not disclosed as it is not practicable for the Company to do so and substantially all of these instruments are in place for operational purposes such as security on leases and health benefits. At December 31, 2004 and 2005, the fair value of the Company’s financial instruments approximated the carrying value.

Stock-Based Compensation—The Company has elected to follow the accounting provisions of Accounting Principles Board (“APB”), Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), for stock-based compensation and to provide the disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (collectively, “SFAS 123”) (see Note 10). No stock-based employee compensation cost is reflected in net income for options not included in the incentive plans (see Note 10), as all options granted under the plans have an exercise price equal to the market value of the underlying stock on the date of the grant. For options issued under the incentive plans, stock compensation expense has been recorded based on the conditions of the plan. The Company changed its method of valuing options issued after January 1, 2004 from the Black-Scholes model to a binomial model as the Company believes a binomial valuation technique will result in a better estimate of the fair value of the options. The following table illustrates the effect on net income and earnings per share had the compensation costs of the plans been determined under a fair-value based method as stated in SFAS 123:

(In Thousands of Euro, except share data):	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
Net income as reported	267,343	286,874	342,294
Add: Stock-based compensation cost included in reported net income, net of taxes	—	—	21,706
Deduct: Stock-based compensation expense determined under fair-value based method for all awards, net of taxes	(11,127)	(9,964)	(23,203)
Pro forma	256,216	276,910	340,797
Basic earnings per share:
As reported	0.60	0.64	0.76
Pro forma	0.57	0.62	0.76
Diluted earnings per share:
As reported	0.59	0.64	0.76
Pro forma	0.57	0.61	0.75

The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model for options issued prior to January 1, 2004 and using a binomial model for options issued after such date with the following weighted average assumptions:

	2003	2004	2005
Dividend yield	1.06%	1.71%	1.54%
Risk-free interest rate	3.65%	2.92%	3.17%
Expected option life (years)	5	5.44	5.84
Expected volatility	36.00%	36.56%	25.92%
Weighted average fair value (Euro)	5.45	5.10	4.27

The Company recognized forfeitures as they occur for the 2003 grants, and changing to the binomial approach in 2004 has assumed a forfeiture rate of six percent for 2004 and 2005 grants.

Derivative Financial Instruments—Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended and interpreted.

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the Statements of Consolidated Shareholders’ Equity and are recognized in the Statements of Consolidated Income when the hedged item affects operations. The effect of these derivatives in the Statements of Consolidated Operations depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the Statements of Consolidated Operations, under the caption “Other—net”.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized immediately as earnings. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income relating to these cash flow hedges in fiscal 2006 is approximately Euro 0.5 million, net of taxes.

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

Recent Accounting Pronouncements  —In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be recognized as period costs. In addition, this statement requires that the allocation of fixed production costs of conversion be based on the normal capacity of the production facilities. The adoption of such standard is for fiscal years beginning after June 15, 2005. The Company believes the adoption will not have a material effect on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123-R (revised 2004), Share-Based Payment (“SFAS 123-R”), which replaces the existing SFAS 123 and supersedes APB 25. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments’ fair value. SFAS 123-R became effective for the Company beginning on January 1, 2006. The Company has evaluated the impact of the adoption of SFAS No. 123-R and determined that the additional compensation costs which would have been recorded in fiscal 2005 were not material. Based on current options outstanding as of December 31, 2005, excluding the incentive and shareholder grants for which the effect of adopting SFAS 123-R would vary significantly due to numerous variables, including, but not limited to, future stock price and estimated date of vesting, the effect of the adoption of SFAS 123-R on the 2006 statement of consolidated income would be a reduction of pre-tax income by approximately Euro 4.4 million.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29 (“SFAS 153”). SFAS 153 amends APB No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for reporting periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material effect on the Company’s consolidated financial statements.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143 (“FIN 47”), which clarifies the term “conditional asset retirement obligation” as used in SFAS 143 and requires the recognition of a liability for a “conditional asset retirement obligation” if the fair value of the liability can be reasonably estimated. FIN 47 is effective for reporting periods beginning after December 15, 2005. The adoption of FIN 47 is not expected to have a material effect on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principles and changes required by accounting pronouncements in instances where the pronouncement does not include specific transition provisions. This Statement replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 requires retroactive application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements (“EITF 05-6”), which requires that leasehold improvements acquired in a business combination or purchased significantly after, and not contemplated at the inception of the lease, be amortized over the lesser of the useful life of the asset or a term that includes lease renewals that are reasonably assured. This consensus is applicable for leasehold improvements acquired or purchased beginning after June 29, 2005 and will be followed in future periods if and when necessary.

In October 2005, the FASB issued FASB Staff Position No. 13-1, Accounting for Rental Costs Incurred During a Construction Period (“FSP 13-1”), which concluded that rental costs associated with ground and building operating leases that are incurred during the construction period should be recognized as rental expense in such period. This guidance is effective for reporting periods beginning after December 15, 2005. The adoption of FSP 13-1 is not expected to have a material effect on the Company’s consolidated financial statements and will be followed in future periods if and when necessary.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 (“SFAS 155”), which amends SFAS 133 and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement

•                  Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

•                  Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133;

•                  Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•                  Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•                  Amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS 155 is not expected to have a material effect on the Company’s consolidated financial statements.

Information Expressed in US Dollars—The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into US Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to US Dollar 1.1842. Such rate was determined by using the noon buying rate of the Euro to US Dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2005. Such translations should not be construed as representations that Euro amounts could be converted into US Dollar at that or any other rate.

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

License Agreement—The Company has a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Brooks Brothers. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is owned and controlled by a Director of the Company. The license agreement expires in 2009. Royalties paid to RBA for such agreement were Euro 1.1 million, Euro 0.9 million and Euro 0.5 million in the years ended December 31, 2003, 2004 and 2005, respectively.

In July 2004, the Company signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name is owned by RBA. The license agreement expires on December 31, 2007. For the years ended December 31, 2004 and 2005, royalties paid to RBA for such agreement were Euro 0.9 million and Euro 0.9 million, respectively.

Service Revenues—During the years ended December 31, 2004 and 2005, Luxottica U.S. Holdings Corp. (“US Holdings”) performed certain services for RBA. Amounts received for the services provided were Euro 0.5 million, Euro 0.7 million and Euro 0.6 million in fiscal 2003, 2004 and 2005, respectively.

Stock Incentive Plan—In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share (the closing stock price at December 31, 2005 on the Milan Stock Exchange was Euro 21.43 per share). The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense is recorded for the options issued to management under the incentive plan in accordance with variable accounting under APB 25 based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During 2005, it became probable that the incentive targets would be met and, as such, the Company recorded compensation expense of approximately Euro 19.9 million net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million net of taxes, with an offsetting increase in additional paid-in capital for such amounts. The expense if calculated under SFAS 123-R would have been approximately Euro 16.9 million, net of taxes, and is included in pro forma net income and earnings per share (see Note 1).

3. INVENTORIES

Inventories consisted of the following (in thousands of Euro):

	December 31,
	2004	2005
Raw materials and packaging	50,656	43.191
Work in process	24,486	26,932
Finished goods	358,016	334.208
Total	433,158	404,331

4. ACQUISITIONS AND INVESTMENTS

a)             OPSM

In May 2003, Luxottica Group formed an indirect wholly-owned subsidiary in Australia, Luxottica South Pacific Pty Limited, for the purpose of making a cash offer for all outstanding shares, options and performance rights of OPSM, a publicly traded company on the Australian Stock Exchange. The cash offer commenced on June 16, 2003, acceptances were received which increased Luxottica’s relevant interest in OPSM shares to 50.68 percent on August 8, 2003, and the offer was completed on September 3, 2003. At the close of the offer, Luxottica South Pacific Pty Limited held 82.57 percent of OPSM’s ordinary shares. As a consequence of the acquisition, all options and performance rights were cancelled. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM’s shares on August 8, 2003, OPSM’s financial position and results of operations are reported in the consolidated financial statements since August 1, 2003. Results of operations for the seven-day period ended August 7, 2003 were immaterial. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the purchase price of Euro 253.7 million or Australian Dollar 442.7 million (including approximately Australian Dollar 7.2 million of direct acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. The valuation of OPSM’s acquired assets and assumed liabilities was completed in June 2004 without significant changes to the preliminary valuation. The excess of purchase price over the net assets acquired (“goodwill”) has been recorded in the accompanying Consolidated Balance Sheet. The acquisition of OPSM was made as a result of the Company’s strategy to expand its retail business in Asia Pacific area.

The purchase price (including direct acquisition-related expenses) has been allocated based upon the valuation of the Company’s acquired assets and liabilities, assumed as follows (reported at the exchange rate on the date of acquisition) (in thousands of Euro):

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

The following unaudited pro forma information for the year ended December 31, 2003 summarizes the results of operations as if the acquisition of OPSM had been completed on January 1, 2003 and includes certain pro forma adjustments such as additional amortization of the trade name recorded at the acquisition date:

(Thousands of Euro, except per share data—Unaudited)	2003
Net Sales	3,018,670
Income from Operations	439,676
Net Income	266,188
No. of Shares (Thousands)—Basic	448,664
No. of Shares (Thousands)—Diluted	450,202
Earnings per Share (Euro)—Basic	0.59
Earnings per Share (Euro)—Diluted	0.59

This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2003.

On November 26, 2004, the Company, through its wholly owned subsidiary, Luxottica South Pacific Pty Limited, made an offer for all the un-owned remaining outstanding shares of OPSM.

On February 7, 2005, on the close of the offer, the Company acquired 15.5 percent for an aggregate total of 98.5 percent of OPSM’s shares, which is in excess of the compulsory acquisition threshold. Subsequently, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM not already owned by the Company. The compulsory acquisition process was completed on March 23, 2005 and as of that date the Company held 100 percent of OPSM’s shares. The acquisition of the remaining OPSM shares was accounted for in accordance with SFAS 141, and, accordingly, the purchase price of Euro 61.9 million or Australian Dollar 102.9 million in cash (including approximately Australian Dollar 3.5 million of direct acquisition-related expenses and dividends to be received) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. Since there was no additional fair value of assets acquired and liabilities assumed, the difference between the purchase price and the value of the minority interest in OPSM has been allocated entirely to goodwill for an amount of Euro 46.3 million (Australian Dollar 77.7 million).

b)            I.C. Optics

On January 13, 2003, the Company announced the signing of a worldwide license agreement for the design, production and distribution of Versace, Versus and Versace Sport sunglasses and prescription frames. The initial ten-year agreement is renewable for an additional ten years. The transaction was completed through the purchase of IC Optics Group (“IC Optics”), an Italian-based group that produces and distributes eyewear, for an aggregate amount of Euro 5.4 million. Prior to this transaction, Gianni Versace S.p.A. and Italocremona S.p.A. held IC Optics through a  50/50 joint venture. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the purchase price has been allocated to the fair market value of the assets and liabilities of the company acquired including an intangible asset for the license agreement for an amount of approximately Euro 28.8 million and goodwill for an amount of approximately Euro 10.7 million. Further, an amount of Euro 25 million has been paid for an option right, which enables the Company to extend the original royalty agreement for an additional ten years. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements.

c)             E.I.D.

On July 23, 2003, the Company announced the signing of a ten-year worldwide license agreement for exclusive production and distribution of prescription frames and sunglasses with the Prada and Miu Miu names. The deal was finalized through Luxottica’s purchase of two of Prada’s fully-owned companies, E.I.D. Italia and E.I.D. Luxembourg, that produce and distribute eyewear, for the amount of Euro 26.5 million. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the purchase price has been allocated to the fair market value of the assets and liabilities of the companies acquired including an intangible asset for the license agreement for an amount of approximately Euro 29.7 million. Goodwill for an amount of Euro 11.1 million over net assets acquired has been recorded in the accompanying Consolidated Balance Sheet. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements.

d)            COLE NATIONAL

On July 23, 2003, the Company formed an indirect wholly-owned subsidiary Colorado Acquisition Corp. for the purpose of acquiring all the outstanding common stock of Cole, a publicly traded company on the New York Stock Exchange. On January 23, 2004, as amended as of June 2, 2004 and July 15, 2004, the Company and Cole entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On October 4, 2004, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was approximately Euro 407.9 million (US Dollar 500.6 million). In connection with the merger, the Company assumed outstanding indebtedness with an approximate aggregate fair value of the principal balance of Euro 253.2 million (US Dollar 310.8 million). The acquisition was accounted for using the purchase method and, accordingly, the purchase price of Euro 423.7 million (US Dollar 520.1 million), including approximately Euro 15.8 million (US Dollar 19.5 million) of direct acquisition-related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities and all valuations have been completed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying Consolidated Balance Sheet. The acquisition of Cole was made as result of the Company’s strategy to continue expansion of its retail business in North America.

The purchase price (including acquisition-related expenses) has been allocated based upon the fair value of the Company’s acquired assets and liabilities assumed as follows (in thousands of Euro):

Thousands of Euro
Assets purchased:
Cash and cash equivalents	60,762
Inventories	95,601
Accounts receivable	45,446
Prepaid expenses and other current assets	12,456
Property and equipment	109,174
Trade names (useful lives of 25 years, no residual value)	72,909
Distributor network (useful life of 23 years, no residual value)	98,322
Customer list and contracts (useful life of 21-23 years, no residual value)	68,385
Franchise agreements (useful life of 20 years, no residual value)	18,413
Other intangibles	17,214
Asset held for sale—Pearle Europe	143,617
Deferred tax assets	74,949
Other assets	11,252
Liabilities assumed:
Accounts payable	(49,190)
Accrued expenses and other current liabilities	(164,205)
Deferred tax liabilities	(94,910)
Long-term debt	(253,284)
Bank overdraft	(22,668)
Other non current liabilities	(78,425)
Fair value of net assets	165,818
Goodwill	257.922
Total purchase price	423,740

As part of the acquisition of Cole, the Company acquired approximately 21 percent of the outstanding shares of Pearle Europe B.V. (“PE”). A change of control provision included in the Articles of Association of PE required Cole to make an offer to sell these shares to the shareholders of PE within 30 days of the change of control, which deadline was extended by agreement of the parties. In December 2004, substantially all the terms of the sale were established at a final cash selling price of Euro 144.0 million, subject to customary closing conditions. The sale transaction closed in January 2005. As the asset is denominated in Euro, which is not the functional currency of the subsidiary that held the investment, the Company has recorded an unrealized foreign exchange gain of approximately Euro 13.4 million (US Dollar 18.4 million) as of December 31, 2004, relating to the changes in the US Dollar/Euro exchange rate between October 4, 2004 (the date of acquisition) and December 31, 2004.

The following unaudited pro forma information for the years ended December 31, 2003 and 2004 summarizes the results of operations as if the acquisition of Cole had been completed on January 1, 2003 and includes certain pro forma adjustments such as additional amortization expense attributable to identifiable intangibles:

(Thousands of Euro, except per share data—Unaudited)	2003	2004
Net Sales	3,901,288	4,027,057
Income from Operations	417,598	488,223
Net Income	251,605	276,212
No. of Shares (Thousands)—Basic	448,664	448,275
No. of Shares (Thousands)—Diluted	450,202	450,361
Earnings per Share (Euro)—Basic	0.56	0.62
Earnings per Share (Euro)—Diluted	0.56	0.61

This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2003.

On October 17, 2004, Cole caused its subsidiary to purchase Euro 122.2 million (US Dollar 150 million) of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for Euro 143 million (US

Dollar 175.5 million), which amount represented all of the issued and outstanding notes of such series. On November 30, 2004, Cole redeemed all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for Euro 103.0 million (US Dollar 126.4 million).

e)             Other acquisitions and establishments:

—In 2003, Luxottica Holland B.V., a wholly-owned subsidiary, acquired the remaining interest in Mirari Japan, a wholesale distributor, for aggregate cash consideration of Euro 18 million. The acquisition has been accounted for as a step acquisition and the Company has recorded goodwill of approximately Euro 16.9 million in connection therewith.

—In April 2005, the Company purchased 26 stores from SunShade Holding Corporation and Hao’s International. The acquisition was accounted for under SFAS 141 and, accordingly, the purchase price of Euro 11.1 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the asset purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2006. Estimated preliminary goodwill for an amount of Euro 8.5 million over net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements.

—In September 2005, the Company purchased 27 stores in Canada. The acquisition was accounted for under SFAS 141 and, accordingly, the purchase price of Euro 13.8 million has been preliminarily allocated to the fair market value of the assets and liabilities of the company as defined by the asset purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2006. Estimated goodwill for an amount of Euro 12.8 million over net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements. The acquisition was made as result of the Company’s strategy to continue expansion of its retail business in North America.

f)             Pending acquisitions:

—In July 2005, the Company announced that SPV Zeta S.r.l., a new wholly owned Italian subsidiary, will acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. (“Xueliang Optical”) for a purchase price of Chinese Renminbi (“RMB”) 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical had unaudited sales for the 2004 fiscal year of RMB 102 million (approximately Euro 10 million). Xueliang Optical has 79 stores in Beijing. Completion of the transaction remains subject to customary approvals by the relevant Chinese governmental authorities. The Company has received such approval and expects to close the transaction in the second quarter of 2006.

—In October 2005, the Company announced that its new wholly owned Italian subsidiary, SPV Eta S.r.l., will acquire 100 percent of the equity interests in Ming Long Optical, the largest premium optical chain in the province of Guangdong, China, for a purchase price of RMB 290 million (approximately Euro 29 million). Completion of the transaction remains subject to customary approvals by the relevant Chinese governmental authorities. The Company currently anticipates receiving such approvals by June 2006.

5. PROPERTY, PLANT AND EQUIPMENT—NET

Property, plant and equipment-net consisted of the following (in thousands of Euro):

	December 31,
	2004	2005
Land and buildings, including leasehold improvements	475,605	563,535
Machinery and equipment	473,515	566,185
Aircraft	25,908	39,107
Other equipment	305,140	395,705
Building, held under capital lease	2,332	—
	1,282,500	1,564,532
Less: accumulated depreciation and amortization	683,255	829,417
Total	599,245	735,115

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2003, 2004 and 2005 was Euro 92.2 million, Euro 101.1 million and Euro 129.6 million, respectively. Included in other equipment is approximately Euro 26.6 million and Euro 69.9 million of construction in progress as of December 31, 2004 and 2005, respectively.

The increase in the value of the aircraft is due to the purchase of a new aircraft in 2005 to replace the previous aircraft which became obsolete. The net book value of the old aircraft of Euro 10.8 million is included in “Asset held for sale” for a net book value, which is less then the fair value less cost to sell, and the aircraft is expected to be sold in June 2006. The Company has stopped recording depreciation expense on such asset beginning on the date that the asset was determined to be “held for sale.”

6. GOODWILL AND INTANGIBLE ASSETS—NET

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005, are as follows:

(Thousands of Euro)	Retail Segment	Wholesale Segment	Total
Balance as of January 1, 2004	1,014,252	314,662	1,328,914
Acquisitions(a)	265,835	—	265,835
Final purchase price allocation	2,111	(18,745)	(16,634)
Change in exchange rates(b)	(77,173)	20	(77,153)
Balance as of December 31, 2004	1,205,025	295,937	1,500,962
Acquisitions(a)	71,897	—	71,897
Cole’s final purchase price allocation	(8,165)	—	(8,165)
Change in exchange rates(b)	135,729	(40)	135,689
Balance as of December 31, 2005	1,404,486	295,897	1,700,383

(a)             Goodwill acquired in 2004 consisted primarily of the retail acquisitions of OPSM and Cole. Goodwill acquired in 2005 was associated primarily of the OPSM minority interest acquisition and some other minor retail acquisitions (See Note 4).

(b)            Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consisted of the following (thousands of Euro):

	December 31,
	2004	2005
LensCrafters trade name, net of accumulated amortization of Euro 62,565 thousand and Euro 78,956 thousand as of December 31, 2004 and 2005, respectively(a)	99,941	106,823
Ray-Ban acquired trade names, net of accumulated amortization of Euro 76,836 thousand and Euro 90,806 thousand as of December 31, 2004 and 2005, respectively(a)	202,364	188,394
Sunglass Hut International trade name, net of accumulated amortization of Euro 33,461 thousand and Euro 48,455 thousand as of December 31, 2004 and 2005, respectively(a)	189,614	206,570
OPSM trade names, net of accumulated amortization of Euro 7,998 thousand and Euro 14,786 thousand as of December 31, 2004 and 2005, respectively (see Note 4)(a)	133,133	138,172
Various trade names of Cole, net of accumulated amortization of Euro 777 thousand and Euro 3,779 thousand as of December 31, 2004 and 2005, respectively (see Note 4)(a)	68,023	71,797
Distributor network, net of accumulated amortization of Euro 969 thousand and Euro 5,539 thousand as of December 31, 2004 and 2005, respectively (see Note 4)(b)	88,173	96,370
Customer list and contracts, net of accumulated amortization of Euro 701 thousand and Euro 4,006 thousand as of December 31, 2004 and 2005, respectively (see Note 4)(b)	61,299	66,874
Franchise agreements, net of accumulated amortization of Euro 209 thousand and Euro 1,195 thousand of December 31, 2004 and 2005, respectively (see Note 4)(b)	16,484	17,890
Other intangibles, net of accumulated amortization of Euro 42,085 thousand and Euro 60,392 thousand as of December 31, 2004 and 2005, respectively (see Note 4)(c)	113,060	101,913
Total	972,091	994,803

(a)                                 The LensCrafters, Sunglass Hut International, OPSM and Cole trade names are amortized on a straight-line basis over a period of 25 years and the Ray-Ban trade names over a period of 20 years, as the Company believes these trade names to be finite-lived assets.

(b)                                Distributor network, customer contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004. These assets have finite lives and are amortized on a straight-line basis over periods ranging between 20 and 23 years. The weighted average amortization period is of 22.2 years.

(c)                                 Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight-line basis. The weighted average amortization period is 11.4 years. Most of these lives were determined based on the terms of the license agreements and non-compete agreements. During 2005, approximately Euro 7.1 million of intangibles became fully amortized and were written off.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Estimated annual amortization expense relating to identifiable assets, including the identifiable intangibles attributable to recent acquisitions for which the purchase price allocation is not final, is shown below (in thousands of Euro):

Years ending December 31,
2006	62,796
2007	59,331
2008	57,018
2009	56,884
2010	56,434

7. INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	Year ended December 31,
	2003	2004	2005
Income before provision for income taxes—
Italian companies	146,055	149,479	216,438
US companies	192,732	235,551	262,310
Foreign companies	51,006	72,123	78,821
Total	389,793	457,153	557,569
Provision for income taxes:
Current—
Italian companies	17,313	23,194	127,730
US companies	74,113	65,356	127,540
Foreign companies	13,037	27,701	40,855
	104,463	116,251	296,125
Deferred—
Italian companies	14,174	9,017	(74,874)
US companies	1,419	39,377	(14,295)
Foreign companies	(2,728)	(2,980)	(934)
	12,865	45,414	(90,103)
Total	117,328	161,665	206,022

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2003	2004	2005
Italian statutory tax rate	38.3%	37.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(1.9)%	0.5%	1,7%
Aggregate Italian tax benefit—net	—	—	(4.1)%
Permanent differences, principally losses in subsidiary companies funded through capital contributions, net of non-deductible goodwill	(6.3)%	(2.4)%	—
Aggregate other effects	—	—	2.1%
Effective rate	30.1%	35.4%	37.0%

The 2005 aggregate Italian tax benefit is caused by the Company complying with an Italian law that allows for the step-up in tax basis of certain intangible assets.

Beginning with fiscal year 2004, for income tax purposes, the Company and its Italian subsidiaries file tax returns on a consolidated basis.

The deferred tax assets and liabilities as of December 31, 2004 and 2005, respectively, were comprised of (Thousands of Euro):

	December 31,
	2004 Deferred Tax Asset/(Liability)	2005 Deferred Tax Asset/(Liability)
Current deferred income tax assets:
Inventory	47,424	68,176
Insurance and other reserves	27,212	22,765
Recorded reserves	10,248	—
Net operating loss carryforwards	47,101	1,674
Loss on investments	3,930	2,513
Right of return reserve	10,572	8,039
Deferred revenue—extended warranty contracts	10,508	5,336
Other, net	14,232	3,691
Current deferred tax assets	171,227	112,194
Current deferred income tax liabilities:
Dividends	(6,092)	(8,766)
Trade name	(5,179)	(5,597)
Asset held for sale—Pearle Europe	(55,448)	—
Other	—	(4,231)
Current deferred tax asset—net	104,508	93,600
Non-current deferred income tax assets:
Net operating loss carryforwards	70,071	52,659
Recorded reserves	14,305	11,248
Occupancy reserves	15,558	14,305
Employee-related reserves (including minimum pension liability)	28,503	22,585
Trade name	—	78,746
Other, net	10,767	14,185
Valuation allowance	(22,837)	(15,038)
Non-current deferred tax assets—net of valuation allowances	116,367	178,690
Non-current deferred income tax liabilities:
Difference in basis of fixed assets	(126,324)	(129,682)
Depreciation	(2,843)	—
Trade name	(108,833)	(116,551)
Trade name revaluation step-up	—	(40,950)
Other intangibles	(19,917)	(18,627)
Trademark accelerated amortization	(74,341)	—
Non-current deferred tax liability—net	(215,891)	(127,120)

In 2004, the Italian statutory tax rate was reduced to 37.25 percent. As a consequence, deferred tax assets and liabilities have been recomputed in line with the new tax rate. The result of the change in the Italian tax rate was immaterial and has been included in deferred tax expense.

Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2005, tax years from 1999 through the most recent year were open for such review. Certain Luxottica Group subsidiaries are subject to tax reviews for previous years and during 2005 a wholly owned Italian subsidiary was subjected to a tax inspection. As a result of this, some insignificant recorded losses were reversed and an immaterial amount was accrued for as a liability. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

The Company generally does not provide for an accrual for income taxes on undistributed earnings of its foreign operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would have resulted had such earnings actually been repatriated. In connection with the 2005 earnings of certain subsidiaries, the Company has provided for an accrual for Italian income taxes related to declared dividends of earnings.

At December 31, 2005, US Holdings had restricted U.S. Federal net operating loss carryforwards of approximately Euro 114.8 million (US Dollar 135.4 million), which may be used to offset income generated by US Holdings or by certain of its wholly owned subsidiaries. These losses begin to expire in 2019. With the acquisition of Cole, the Company acquired approximately Euro 26.5 million (US Dollar 32.5 million) of restricted U.S. Federal net operating loss carryforwards, of which approximately Euro 21.1 million (US Dollar 25.8 million) were utilized in 2005. The utilization of a portion of the Cole loss carryforwards is limited due to restrictions imposed by U.S. tax rules governing utilization of loss carryforwards following changes in ownership. A portion of the Cole net operating loss carryforwards will expire each year going forward. In fiscal 2004 and 2005, approximately Euro 1.8 million and zero, respectively, expired.

As of December 31, 2004 and 2005, the Company had recorded an aggregate valuation allowance of Euro 22.8 million and Euro 15.0 million, respectively, against deferred tax assets recorded in connection with net operating loss carryforwards because it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods.

8. LONG-TERM DEBT

Long-term debt consisted of the following (thousands of Euro):

	December 31,
	2004	2005
Credit agreement with various Italian financial institutions(a)	450,000	275,000
UniCredito Italiano credit facility(b)	125,572	—
Senior unsecured guaranteed notes(c)	221,598	246,273
Credit agreement with various financial institutions(d)	851,890	974,338
Capital lease obligations, payable in installments through 2005	4,107	4,170
Other loans with banks and other third parties, interest at various rates (from 3.14 to 19.96 percent per annum), payable in installments through 2017. Certain subsidiaries’ fixed assets are pledged as collateral for such loans(e)	29,697	31,591
Total	1,682,864	1,531,372
Current maturities	405,369	111,323

(a)                                 In December 2002, the Company entered into an unsecured credit facility with Banca Intesa S.p.A. The unsecured credit facility provided borrowing availability of up to Euro 650 million. This facility included a term portion of Euro 500 million which required a balloon payment of Euro 200 million in June 2004 and equal quarterly instalments of principal of Euro 50 million subsequent to that date. Interest accrued on the term portion based on Euribor as defined in the agreement plus 0.45 percent. The revolving portion provided borrowing availability of up to Euro 150 million. Amounts borrowed under the revolving loan could be borrowed and repaid until final maturity. The final maturity of all outstanding principal amounts and interest was December 27, 2005. In December 2005, the Company repaid in full all the outstanding amounts (Euro 50 million left on the term portion and Euro 75 million of the revolving portion) under this credit facility.

In December 2002, the Company entered into two interest rate swap transactions (the “Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million, which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent three-month period. The Intesa Swaps expired on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. As such, changes in the fair value of the Intesa Swaps were included in OCI until they were recorded in the financial statements. The Intesa Swaps exchanged the floating rate based on Euribor for a fixed rate of 2.985 percent per annum.

As disclosed in Note 4(a), in September 2003, the Company acquired its ownership interest of OPSM and more than 90 percent of the performance rights and options of OPSM for an aggregate of Australian Dollar 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The new credit facility includes a Euro 150 million term loan, which will require repayment of equal semi-annual installments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (3.04 percent on December 31, 2004). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2005, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.76 percent on December 31, 2004). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2005.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum. The ineffectiveness of cash flow hedges was tested both at the inception date and at year end. The results of the tests indicated that the cash flow hedges are highly effective and the amounts of ineffectiveness, if any, on each date of testing were immaterial. As a consequence approximately Euro 0.9 million, net of taxes, is included in Other Comprehensive Income as of December 31, 2005. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2006 is approximately Euro 0.1 million, net of taxes.

In December 2005, the Company entered into a new unsecured credit facility with Banco Popolare di Verona e Novara. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2005, Euro 100 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (2.73 percent on December 31, 2005). The final maturity of the credit facility is June 1, 2007. The Company can select interest periods of one, three or six months. Under this credit facility, Euro 100 million was outstanding as of December 31, 2005.

(b)                                In June 2002, US Holdings entered into a US Dollar 350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. which was paid in full upon its maturity in June 2005. The credit facility was guaranteed by Luxottica Group. The term loan portion of the credit facility provided US Dollar 200 million of borrowing and required repayment of equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allowed for a maximum borrowing of US Dollar 150 million. Interest accrued at LIBOR as defined in the agreement plus 0.5 percent and the credit facility allowed the Company to select interest periods of one, two or three months. The credit facility contained certain financial and operating covenants.

(c)                                 On September 3, 2003, US Holdings closed a private placement of US Dollar 300 million (Euro 253.3 million) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2005. In December 2005, the Company terminated the fair value interest rate swap agreement described below, and as such, the Company will amortize the final adjustment to the carrying amount of the hedged interest-bearing financial instruments as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rates on the Series A, B, and C Notes for their remaining lives are 5.64 percent, 5.99 percent, and 5.44 percent, respectively.

In connection with the issuance of the Notes, US Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swaps”). The three separate agreements’ notional amounts and interest payment dates coincided with the Notes. The DB Swaps exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps were treated as fair value hedges of the related debt and qualified for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps was recorded as an adjustment to the interest expense on the debt, effectively changing the debt from a fixed rate of interest to the swap rate. In December 2005, the Company terminated the DB Swaps due to rising interest rates. The Company paid the bank an aggregate of Euro 7.0 million (US Dollar 8.4 million), excluding accrued interest, for the final settlement of the DB Swaps.

(d)                                On June 3, 2004, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US Dollar 325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of US Dollar 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in June 2009. Tranche C is a Revolving Credit Facility of Euro 335 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2005 was 2.94 percent for Tranche A, 4.56 percent for Tranche B, 4.83 percent on Tranche C amounts borrowed in US Dollar and 2.87 percent on Tranche C amounts borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2005. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa S.p.A., Bank of America, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. Unicredito Italiano S.p.A.—New York Branch and Unicredit Banca d’Impresa S.p.A. act as Facility Agents. Under this credit facility, Euro 974.3 million was outstanding as of December 31, 2005.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum. The ineffectiveness of cash flow hedges was tested both at the inception date and at year end. The results of the tests indicated that the cash flow hedges are highly effective and the amounts of ineffectiveness, if any, on each date of testing were immaterial. As a consequence approximately Euro 3.5 million, net of taxes, is included in Other Comprehensive Income as of December 31, 2005. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2006 is approximately Euro 0.4 million, net of taxes.

(e)                                 Other loans consist of numerous small credit agreements and a promissory note, the most significant of which is OPSM’s renegotiated multicurrency loan facility with Westpac Banking Corporation. This credit facility had a maximum available line of Euro 62.4 million (Australian Dollar 100 million), which was reduced to Euro 31.2 million (Australian Dollar 50 million) in September 2005. The base rate for the interest charged varies depending on the currency borrowed; for borrowings denominated in Australian Dollars the interest accrues on the basis of BBR (Bank Bill Rate) and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Inter bank Rate) plus an overall 0.40 percent margin (at December 31 2005, the BBR and HIBOR were 6.03 percent and 4.46 percent, respectively). At December 31, 2005, the facility was utilized for an amount of Euro 13.59 million (Australian Dollar 21.88 million). The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. OPSM was in compliance with these covenants as of December 31, 2005.

Excluding current maturities, long-term debt matures in the years subsequent to December 31, 2006 as follows (thousands of Euro):

Year ended December 31,
2007	370,722
2008	369,270
2009	669,914
2010	9,686
Thereafter	457
Total	1,420,049

9. EMPLOYEE BENEFITS

Liability for Termination Indemnities—As required by Italian labor legislation, the benefit accrued by an employee for service to date is payable immediately upon separation. Accordingly, the undiscounted value of that benefit payable exceeds the actuarial present value of that benefit because payment is estimated to occur at the employee’s expected termination date. The Company measures the vested benefit obligation at the actuarial present value of the vested benefits to which the employee would be entitled if all employees were to resign or be terminated as of the balance sheet date. Each year, the Company adjusts its accrual based upon headcount, changes in compensation level and inflation. This liability is not funded. There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charge to earnings for the years ended December 31, 2003, 2004 and 2005 aggregated Euro 12.5 million, Euro 10.4 million and Euro 12.0 million, respectively.

Qualified Pension Plan—During fiscal years 2004 and 2005, US Holdings continued to sponsor a qualified noncontributory defined benefit pension plan which provides for the payment of benefits to eligible past and present employees of US Holdings upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

This pension plan was amended effective January 1, 2006, granting eligibility to associates who work in the Cole Vision stores, field management, and the related labs and distribution centers. Additionally, the pension accrual formula was amended for the Cole associates as well as all new employees of the Company. The new formula has a more graded benefit accrual pattern than the previous formula.

As of the effective date of the Cole acquisition, US Holdings, through its newly acquired subsidiary, sponsors the Cole National Group, Inc. Retirement Plan. This is a qualified noncontributory defined benefit pension plan that covers Cole employees who have met eligibility service requirements and are not members of certain collective bargaining units. The pension plan provides for benefits to be paid to eligible past and present employees at retirement based primarily upon years of service and the employees’ compensation levels at and around the time of retirement. In January 2002, this plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002 and covered compensation was frozen on December 31, 2001. Benefit service was also frozen as of March 31, 2002 except for those individuals who were at least age 50 with at least ten years of benefit service as of that date, whose service will continue to increase as long as they remain employed by US Holdings or one of its subsidiaries.

Nonqualified Pension Plan and Agreements—U.S. Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants in its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

Starting January 1, 2006, this plan’s benefit provisions are amended to reflect the changes made to the Company’s qualified pension plan.

As of the Cole acquisition date, US Holdings through its newly acquired subsidiary, sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the Cole pension plan who were designated by the Board of Directors of Cole at the recommendation of Cole’s Chief Executive Officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to US Holdings’ pension plans and SERP. US Holdings uses a September 30 measurement date for these plans.

Obligations and Funded Status

	Pension Plans		SERP
(thousands of Euro)	2004	2005	2004	2005
Change in benefit obligations:
Benefit obligation at beginning of period	191,787	225,028	4,667	4,814
Translation differences	(17,558)	33,278	(366)	739
Service cost	11,584	12,356	199	218
Interest cost	11,012	13,859	248	318
Actuarial loss (gain)	(5,648)	2,364	(169)	497
Acquisition	41,536	—	564	—
Benefits paid	(7,685)	(7,934)	(329)	(55)
Benefit obligation at end of period	225,028	278,951	4,814	6,531

	Pension Plan		SERP
(thousands of Euro)	2004	2005	2004	2005
Change in plan assets:
Fair value of plan assets at beginning of period	123,044	149,644	—	—
Translation differences	(11,748)	23,137
Actual return (loss) on plan assets	10,486	18,020
Plan assets acquired	23,913	—
Employer contribution	11,634	23,449	329	55
Benefits paid	(7,685)	(7,934)	(329)	(55)
Fair value of plan assets at end of period	149,644	206,316	—	—
Funded status	(75,384)	(72,631)	(4,814)	(6,530)
Unrecognized net actuarial loss	43,520	47,373	965	1,494
Unrecognized prior service cost	1,623	1,262	47	43
Other adjustments	464	—	40	3
Accrued pension cost	(29,777)	(23,996)	(3,762)	(4,990)

Amounts recognized in the Consolidated Balance Sheets consist of the following:

	Pension Plan		SERP
(Amounts in Euro/thousands)	2004	2005	2004	2005
Liabilities:
Accrued pension cost	29,777	23,997	3,762	4,990
Additional minimum liability	31,689	31,372	745	852
Total accrued pension liability	61,466	55,369	4,507	5,842
Assets—
Intangible asset	1,623	1,262	47	43
Other comprehensive income—
Accumulated other comprehensive income	30,066	30,110	698	809

The accumulated benefit obligations for the pension plan as of September 30 were as follows:

	Pension Plan
	2003	2004	2005
	193,473	230,990	248,771
Components of Net Periodic Benefit Cost:
Service cost	11,816	11,584	12,356
Interest cost	12,035	11,012	13,859
Expected return on plan assets	(13,333)	(12,263)	(14,959)
Amortization of actuarial loss	294	564	1,564
Amortization of prior service cost	624	568	566
Net periodic pension expense	11,436	11,465	13,386
Additional Information:
(Decrease)/Increase in minimum liability included in other comprehensive income	1,045	(546)	(4,055)

The accumulated benefit obligations for the SERP as of September 30 were as follows:

	SERP
	2003	2004	2005
	4,610	4,965	5,549
Components of Net Periodic Benefit Cost:
Service cost	221	199	218
Interest cost	287	248	318
Expected return on plan assets	—	—	—
Amortization of actuarial loss	115	48	10
Amortization of prior service cost	12	11	125
Net periodic pension expense	635	506	671
Additional Information:
(Decrease)/Increase in minimum liability included in other comprehensive income	640	30	(8)

Assumptions

	Pension Plan		SERP
	2004	2005	2004	2005
Weighted-average assumptions used to determine benefit obligations at September 30:
Discount rate	5.75%	5.75%	5.75%	5.75%
Rate of compensation increase	4.25%	4.25%	4.25%	4.25%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2004 and 2005:
Discount rate	6.00%	5.75%	6.00%	5.75%
Expected long-term return on plan assets	8.50%	8.50%	N/A	N/A
Rate of compensation increase	4.75%	4.25%	4.75%	4.25%
Mortality table	1983 GAM	RP-2000	1983 GAM	RP-2000

For 2005, the Company’s assumed long-term rate of return on the pension plans’ assets was 8.50%. In developing this assumption, the Company considered input from its third-party pension managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the pension plans’ historical average return over various periods of time (through December 31, 2004). Under this approach, the assumption was arrived at by applying historical average total returns by asset class over various time horizons to the plan’s current and target asset allocations. The resulting assumption was also benchmarked against the assumptions used by U.S. corporations as reflected in several surveys.

Plan Assets

The pension plans’ target and actual asset allocations and weighted average actual asset allocations by asset category as of September 30, 2004 and 2005, are as follows:

	Asset	US Holdings Pension Plan Assets September 30,		Cole Pension Plan Assets
Asset Category	Allocation Target	2004	2005	Ocotber 4, 2004	September 30, 2005
Equity securities	65%	62%	60%	65%	68%
Debt securities	35%	35%	36%	33%	31%
Other	0%	3%	4%	2%	1%
Total	100%	100%	100%	100%	100%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to and benefit payments from the pension plan trusts.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and, in the Cole plan, passive investment strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and securities. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on a ongoing basis to evaluate performance against the established market benchmarks and targets.

Each of the defined benefit pension plans has an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made; establish standards to measure investment managers’ performance; outline the roles and responsibilities of the various parties involved; and describe the ongoing review process.

Benefit Payments—The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated for both the US Holdings and Cole plans (translated for convenience at the December 31, 2005 noon buying rate):

(thousands of Euro)	Pension Plans	Supplemental Plans
2006	12,068	341
2007	10,707	226
2008	12,036	1,095
2009	12,998	388
2010	14,130	332
2011—2015	100,087	3,937

Contributions—US Holdings expects to contribute US Dollar 29.3 million (Euro 24.7 million at the December 31, 2005 noon buying rate) to its pension plan and US Dollar 0.4 million (Euro 0.3 million at the December 31, 2005 noon buying rate) to its SERP in 2006.

Other Benefits—US Holdings provides certain post-employment medical, disability and life insurance benefits. As of December 31, 2004 and 2005, the accrued liability related to this obligation was immaterial and is included in accrued employee benefits on the Consolidated Balance Sheets.

US Holdings sponsors a tax incentive savings plan covering all full-time employees. US Holdings makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, US Holdings may make an annual discretionary contribution to the plan which may be made in the form of Luxottica Group’s American Depository Receipts (“ADRs”) or cash.

Aggregate contributions made to the tax incentive savings plan by US Holdings were US Dollar 8.3 million (Euro 6.7 million) and US Dollar 11.5 million (Euro 9.2 million) for fiscal years 2004 and 2005, respectively.

Effective January 1, 2006, the Cole defined contribution plan was merged into the US Holdings tax incentive savings plan.

With the acquisition of Cole, US Holdings, through one of its wholly owned subsidiaries, now sponsors the following additional other benefit plans which cover certain present and past employees of the Cole companies acquired:

•                  Cole provides post-employment benefits under individual agreements for continuation of health care benefits and life insurance coverage to former employees after employment but before retirement. As of December 31, 2004 and 2005, the accrued liability related to this benefit was US Dollar 1.6 million (Euro 1.2 million) and US Dollar 2.4 million (Euro 2.0 million), respectively, and is included in accrued employee benefits on the consolidated balance sheet. The increase in the liability in 2005 is largely attributable to a change in the claims cost table used by the plan’s actuary in calculating the future liability. This change was made because the Company’s medical plans in which the participants are enrolled for 2006 generally provide better medical benefits than the previous plans.

•                  Cole has qualified defined contribution plans covering all full-time employees in the U.S. Eligible employees may contribute a percentage of their compensation to the plan. Cole provides for a mandatory company match in cash of 25 percent of the first 4 percent of employee contributions. The Company may make an annual discretionary contribution to the plan in cash. US Holdings’ matching contributions of approximately Euro 0.9 million will be made in early 2006 and Euro 0.9 million was contributed in 2005.

•                  Cole also maintains a defined contribution plan covering all full-time employees in Puerto Rico. This plan provides a mandatory match of 50 percent of the first six percent of employee contributions. Company contributions to this plan were made weekly throughout 2004 and 2005. The employees in Puerto Rico who participated in the Company’s tax incentive savings plan in the past were transferred into the Cole plan effective January 1, 2006. Additionally, the plan was amended to provide for a match of 100 percent of the first three percent of employee contributions.

•                  Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded non-contributory defined contribution plan. Each participant’s account is credited with a percentage of the participant’s base salary and interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 1.6 million and Euro 1.7 million at

December 31, 2004 and 2005, respectively, is included in accrued employee benefits on the consolidated balance sheet.

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

Defined Contribution Plan—US Holdings sponsors a noncontributory profit-sharing plan for employees of its former women’s apparel business. Contributions to this plan were discontinued for plan years subsequent to January 28, 1995. This plan is in termination status pending the location of the few remaining participants with account balances.

Health Benefit Plans—US Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at the age of 65.

As of the Cole acquisition date, US Holdings assumed a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits which are partially subsidized by Cole. Medical benefits under this plan can be maintained past age 65.

Net periodic cost of these benefits for fiscal years 2004 and 2005 included the following components:

(thousands of Euro)	2004	2005
Service cost	126	139
Interest cost	72	216
Amortization of unrecognized net (gain)	(3)	—
Amortization of prior service cost	(23)	(23)
Net periodic pension cost	172	332

The following table sets forth the funded status of the postretirement benefit plan:

(thousands of Euro)	2004	2005
Change in benefit obligation:
Benefit obligation—beginning of year	1,330	3,468
Translation differences	(298)	533
Service cost	126	139
Interest cost	72	216
Plan participants’ contributions	23	57
Amendments	(94)	—
Actuarial gain	(2)	(129)
Acquisition	2,359	—
Change in plan provisions	—	701
Benefits paid	(48)	(318)
Benefits obligation—end of year	3,468	4,667
Changes in plan assets:
Fair value of plan assets—beginning of year	—	—
Translation differences
Company contribution	25	261
Plan participants’ contributions	23	57
Benefits paid	(48)	(318)
Fair value of plan assets—end of year	—	—
Funded status	(3,468)	(4,668)
Unrecognized net gain and prior service costs	(213)	365
Adjustment for fourth quarter contributions	—	74
Accrued postretirement benefit cost	(3,681)	(4,229)

Benefit Payments—The following estimated future benefit payments, which reflect expected future service, are estimated to be paid in the years indicated for both the US Holdings and Cole plans (amounts in thousands of Euro translated for convenience at the noon buying rate at December 31, 2005):

2006	209
2007	233
2008	247
2009	285
2010	319
2011-2015	2,082

Contributions—The expected contributions for 2005 are Euro 0.2 million for the Company and Euro 0.1 million for the employee participants.

For 2005, a 10.0 percent (10.5 percent for 2004) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5 percent for 2015 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0 percent increase or decrease in the health care trend rate would have an immaterial impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 5.75 percent at September 30, 2004 and 6.00 percent at September 30, 2005.

The weighted-average discount rate used in determining the net periodic benefit cost for 2004 and 2005 was 5.75 percent and 6.0 percent, respectively.

Certain of the Company’s non-Italian and non-US subsidiaries provide limited non-pension benefits to retirees in addition to government sponsored programs. The cost of these programs is not significant to the Company.

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the “Act”) was signed into law. In accordance with FASB Staff Position 106-2, the Company’s measures of accumulated postretirement benefit obligation and net periodic benefit cost in the consolidated financial statements reflect the effects of the Act. The adoption of FASB Staff Position 106-2 did not have a material effect on the Company’s consolidated financial statements.

10. STOCK OPTION AND INCENTIVE PLANS

Stock Option Plan

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group under the Company’s stock option plan. The stock options were granted at a price equal to the market value of the shares at the date of grant. These options become exercisable in either three equal annual installments beginning on January 31 one year after the date of grant or, for the 2005 grant, two annual equal instalments beginning on January 31 two years after the date of grant and expire on or before January 31, 2014.

As the Company applies APB 25, no compensation expense was recognized because the exercise price of the options was equal to the fair market value on the date of grant. However, as some of those individuals were U.S. citizens/taxpayers and as the exercise of such options created taxable income, the Company was afforded a tax benefit in its Federal tax return equal to the income declared by the individuals. U.S. GAAP does not permit the aforementioned tax benefit to be recorded in the statement of income. Therefore, such amount is recorded as a reduction of taxes payable and an increase to additional paid-in capital. For the years ended December 31, 2004 and 2005, the benefit recorded was approximately Euro 0.8 million and Euro 4.7 million, respectively.

The following table summarizes information about stock options for each year.

	Number of Options Outstanding	Weighted Average Exercise Price (Denominated in Euro)(1)
Outstanding as of January 1, 2003	8,110,033	11.51
Granted	2,397,300	10.51
Forfeitures	(176,600)	11.77
Exercised	(213,433)	6.97
Outstanding as of December 31, 2003	10,117,300	10.29
Granted	2,035,500	13.79
Forfeitures	(70,300)	9.73
Exercised	(728,440)	8.07
Outstanding as of December 31, 2004	11,354,060	10.74
Granted	1,512,000	16.89
Forfeitures	(51,500)	13.10
Exercised	(2,770,250)	10.38
Outstanding as of December 31, 2005	10,044,310	12.68

Stock option grants outstanding at December 31, 2005 are summarized as follows:

Grant	Exercise Price denominated in Euro(2)	Number Outstanding	Number Exercisable	Remaining Life (Years)
1	7.38	397,600	397,600	1.1
2	4.38	788,660	788,660	2.1
3	9.52	804,250	804,250	3.1
4	12.84	1,214,750	1,214,750	4.1
5	15.03	1,622,650	1,622,650	5.1
6	10.51	1,772,200	1,015,700	6.1
7	13.79	1,941,200	584,200	7.1
8	16.89	1,503,000	—	8.1

(1)             For convenience all amounts are translated at the noon buying rate in effect at the end of each year.

(2)             Certain options were granted in US Dollars and have been converted using a December 31, 2005 conversion rate of Euro 1.00 to US Dollar 1.1842.

The Company adopted SFAS 123-R as of January 1, 2006, and at such point began expensing stock options over their vesting life based on their fair value as of the date of grant. Pro forma net income and earnings per share calculated as if the compensation costs of the plans had been determined under a fair-value based method are reported in Note 1.

Stock Incentive Plans

In October 2004, under a Company Incentive Plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain of the North American Retail Division’s employees which may vest and become exercisable on January 31, 2007 only if certain financial performance measures are met over the period ending December 2006. At December 31, 2005, there were options to acquire 1,000,000 shares (the closing ADR price at December 31, 2005 on the New York Stock Exchange was US Dollar 25.31 per share) at an exercise price of US Dollar 18.59 per share. Compensation expense is recorded in accordance with variable accounting under APB 25 for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known (“intrinsic value method”). During fiscal 2005, it became probable that the incentive targets would be met and as such the Company has recorded approximately Euro 1.8 million (or US Dollar 2.2 million) of compensation expense net of taxes during fiscal 2005 and recorded future unearned compensation expense in equity of approximately Euro 2.7 million (US Dollar 3.2 million) with an offsetting increase in additional paid-in capital for such amounts. Pro forma net income and earnings per share calculated as if the compensation costs of the plans had been determined under a fair-value based method are reported in Note 1.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing 2.11 percent (or

9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share (the closing stock price at December 31, 2005 on the Milan Stock Exchange was Euro 21.43 per share). The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense is recorded in accordance with variable accounting under APB 25 for the options issued to management under the incentive plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During 2005, it became probable that the incentive targets would be met and, as such, the Company has recorded compensation expense of approximately Euro 19.9 million, net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million, net of taxes, with an offsetting increase in additional paid-in capital for such amounts. The expense if calculated under SFAS 123-R would have been approximately Euro 16.9 million, net of taxes, and is included in pro forma net income and earnings per share (see Note 1).

11. SHAREHOLDERS’ EQUITY

In June 2004 and June 2005, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 94.1 million and Euro 103.5 million, respectively. These amounts became payable in July 2004 and June 2005, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings at December 31, 2004 and 2005, aggregated Euro 8.4 million and Euro 8.6 million, respectively. In addition Euro 3.6 million of other legal reserves of foreign entities is not available for dividends to the shareholders.

Luxottica Group’s legal reserve rollforward for fiscal period from 2003–2005 is detailed as follows (in thousands of Euro):

January 1, 2003	5,434
Increase in fiscal year 2003	17
December 31, 2003	5,451
Increase in fiscal year 2004	3
December 31, 2004	5,454
Increase in fiscal year 2005	23
December 31, 2005	5,477

In accordance with SFAS No. 87, Employers’ Accounting for Pensions, Luxottica Group has recorded a minimum pension liability for underfunded plan of Euro 30.7 million and Euro 30.9 million as of December 31, 2004 and 2005, respectively, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and net obligation, in which case the offset to the increase in liability is charged directly to shareholders’ equity. The principal cause of the deterioration of the funded status in the pension liability in previous years was caused by negative returns from investments held in the international equity markets in those years. As of December 31, 2004 and 2005, a decrease of Euro 0.2 million and a decrease of Euro 2.5 million, respectively, in the excess minimum liability, net of income taxes, resulted in an increase in shareholders’ equity.

In September 2002, the Board of Directors authorized US Holdings to repurchase through the open market up to 11,500,000 ADRs of Luxottica Group, representing 2.5 percent of the authorized and issue share capital, during an 18-month period starting in September 2002. In March 2003, the Company announced that US Holdings had resolved to purchase up to an additional 10,000,000 ADRs of Luxottica Group, representing 2.2 percent of the authorized and issued share capital of the Company, over the 18-month period commencing on that date. As of December 31, 2004, both repurchase programs expired and US Holdings has purchased 6,434,786 (1,911,700 in 2002 and 4,523,786 in 2003) ADRs at an aggregate purchase price of Euro 70.0 million (U.S. Dollar 73.8 million translated at the exchange rate at the time of the transaction). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements.

12. SEGMENTS AND RELATED INFORMATION

The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, in 1998. The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, OPSM and Cole.

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

(Thousands of Euro) Year Ended December 31,	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments		Consolidated
2005
Net sales	1,310,273	3,298,171	(237,700	)(1)	4,370,744
Income from operations	304,333	378,425	(80,204	)(2)	602,554
Capital expenditures	81,070	148,346	—		229,416
Depreciation and amortization	48,720	111,115	34,370	(3)	194,205
Identifiable assets	1,590,091	1,388,189	1,995,242	(4)	4,973,522
2004
Net sales	1,094,802	2,346,683	(186,185	)(1)	3,255,300
Income from operations	233,129	310,340	(50,655	)(2)	492,814
Capital expenditures	31,367	86,053	—		117,420
Depreciation and amortization	47,656	79,563	25,532	(3)	152,751
Identifiable assets	1,566,086	1,211,781	1,778,191	(4)	4,556,058
2003
Net sales	996,694	2,028,237	(172,737	)(1)	2,852,194
Income from operations	191,116	269,851	(29,180	)(2)	431,787
Capital expenditures	23,580	57,708	—		81,288
Depreciation and amortization	45,208	68,606	21,026	(3)	134,840
Identifiable assets	1,528,074	876,661	1,507,941	(4)	3,912,676

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

(3)             Inter-segment elimination of depreciation and amortization relates to depreciation and amortization of corporate identifiable assets.

(4)             Inter-segment elimination of identifiable assets includes mainly the net value of goodwill and trade names of acquired retail businesses.

The geographic segments include Italy, the main manufacturing and distribution base, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, Singapore, Malaysia, Thailand, China, Hong Kong, Japan and Taiwan) and Other (which includes all other geographic locations including Europe (excluding Italy), South and Central America and the Middle East). Sales are attributed to geographic segments based on the legal entity domicile where the sale is originated. Intercompany sales included in inter-segment elimination are accounted for on a cost plus mark-up basis.

(Thousands of Euro) Year Ended December 31,	Italy(6)	United States and Canada(6)	Asia Pacific(6)	Other(6)	Adjustments and Eliminations	Consolidated
2005
Net sales(5)	998,420	3,048,341	516,793	575,196	(768,006)	4,370,744
Income from operations	258,391	323,625	46,993	51,200	(77,655)	602,554
Long-lived assets, net	228,841	405,725	92,335	8,214	—	735,115
Identifiable assets	1,294,955	3,103,932	662,926	270,169	(358,460)	4,973,522
2004
Net sales(5)	832,813	2,083,560	464,905	486,630	(612,608)	3,255,300
Income from operations	189,944	257,897	40,717	44,690	(40,434)	492,814
Long-lived assets, net	196,088	326,956	67,973	8,228	—	599,245
Identifiable assets	1,086,274	2,736,868	549,096	239,965	(56,145)	4,556,058
2003
Net sales(5)	743,327	1,949,692	276,626	445,459	(562,910)	2,852,194
Income from operations	106,808	222,733	20,541	41,555	40,150	431,787
Long-lived assets, net	195,198	228,409	64,885	8,943	—	497,435
Identifiable assets	1,095,350	2,075,904	572,691	217,458	(48,727)	3,912,676

(5)             No single customer represents five percent or more of sales in any year presented.

(6)             Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

13. FINANCIAL INSTRUMENTS

Concentration of Credit Risk—

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of investments in cash and cash equivalents and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s investments with highly rated banks and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. No single customer accounted for 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2005 is approximately Euro 15.1 million due from the host stores of the Company’s license brands retail division. These receivables represent cash sales deposited by the Company into the host stores’ bank accounts, which are subsequently forwarded to the Company on a monthly basis. These receivables are based on contractual arrangements and are short-term in length. The Company believes that there is no significant concentration of credit risk with respect to these cash and cash equivalents investments and accounts receivable.

Concentration of Sales under License Agreement—

In February 2004, the Company renewed its license agreement for the design, production and distribution of frames under the Chanel trade name. Chanel sales represent approximately 4.4 percent and 3.8 percent of total sales in 2004 and 2005, respectively. The renewed Chanel license agreement expires in 2008.

Concentration of Supplier Risk—

Oakley Inc. is one of the largest suppliers of products to the Company’s Retail Division. For the 2003, 2004 and 2005 fiscal years, Oakley accounted for approximately 8.7 percent, 6.8 percent and 4.9 percent of the total merchandise purchases from suppliers, respectively. As of December 31, 2005, the previous purchase contract has expired and the Company is currently negotiating a new contract. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other products manufactured by the Company and other third-party suppliers.

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2004 and 2005 fiscal years, Essilor S.A. accounted for approximately 9.9 percent and 10.0 percent of the Company’s total merchandise purchases, respectively. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

14. COMMITMENTS AND CONTINGENCIES

Royalty Agreements—

The Company is obligated under non-cancellable distribution agreements with designers, which expire at various dates through 2015. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranteed payments in each year of the agreements. In the first half of 2003, the Company terminated its license agreement for the production and distribution of the Giorgio Armani and Emporio Armani eyewear collections and signed a ten-year worldwide license agreement for the production and distribution of eyewear of Versace, Versus and Versace Sport frames. The agreement is renewable at the Company’s discretion for an additional ten years. In the second half of 2003, a license agreement was signed for the production and distribution of products with the Prada and Miu Miu trade names. The Prada license agreement expires in 2013. In June 2004, the Company signed a new licensing agreement for the design, production and worldwide distribution of Donna Karan and DKNY prescription frames and sunglasses. The initial term of the agreement is five years, which began on January 1, 2005 and is renewable for an additional five years. In October 2004, the Company signed a new licensing agreement for the design, production and worldwide distribution of Dolce & Gabbana and D&G Dolce & Gabbana prescription frames and sunglasses. The initial term of the agreement is five years, which began on January 1, 2006, with an automatically renewable extension for an additional five years upon meeting certain targets. In October 2005, the Company announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Burberry name. The agreement began on January 1, 2006.

Minimum payments required in each of the years subsequent to December 31, 2005 are detailed as follows (thousands of Euro):

YEAR ENDING DECEMBER 31,
2006	47,682
2007	45,289
2008	43,514
2009	45,319
2010	36,627
Thereafter	153,337
Total	371,768

Total royalties and related advertising expenses for the years ended December 31, 2003, 2004 and 2005 aggregated Euro 64.3 million, Euro 83.0 million and Euro 82.0 million, respectively.

Total payments for royalties and related advertising expenses for the years ended December 31, 2003, 2004 and 2005 aggregated Euro 124.2 million, Euro 68.5 million and Euro 119.8 million, respectively.

Leases and Licenses—

The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2006 and 2025, with options to renew at varying terms. The lease and license arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense under operating leases for each year ended December 31 is as follows:

Thousands of Euro	2003	2004	2005
Minimum rent	204,406	208,134	224,913
Contingent rent	4,883	15,051	57,776
Sublease income	(44,739)	(49,247)	(27,645)
	164,550	173,938	255,044

Future minimum annual rental commitments for operating leases are as follows (thousands of Euro):

YEARS ENDING DECEMBER 31,
2006	209,934
2007	173,425
2008	137,466
2009	106,979
2010	76,740
Thereafter	186,170
Total	890,714

Guarantees—

The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2005, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 10.6 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 7.3 million at December 31, 2005. Performance under a guarantee by the Company is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range from one to ten years. Many are limited to periods less than the full term of the lease involved. Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2004 and 2005.

Credit Facilities—

As of December 31, 2004 and 2005 Luxottica Group had unused short-term lines of credit of approximately Euro 365.8 million and Euro 457.2 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 490.9 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2005, these credit lines were utilized for Euro 144.3 million.

US Holdings maintains four unsecured lines of credit with four separate banks for an aggregate maximum credit of Euro 108.1 million (US Dollar 128 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees.

At December 31, 2005, there were no amounts outstanding and Euro 37.2 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.25 percent.

Outstanding Standby Letters of Credit—

A U.S. subsidiary has obtained various standby letters of credit from banks that aggregated Euro 35.6 million and Euro 48 million as of December 31, 2004 and 2005, respectively. Most of these letters of credit are used for security in risk management contracts or as security on store leases. Most contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Substantially all the fees associated with maintaining the letters of credit fall within the range of 0.60 percent and 0.80 percent annually.

Litigation—

In May and June 2001, certain former stockholders of Sunglass Hut International, Inc. (“SGHI”) commenced actions in the U.S. District Court for the Eastern District of New York against the Company and its acquisition subsidiary formed to acquire SGHI on behalf of a purported class of former SGHI stockholders. These actions were subsequently consolidated into a single amended consolidated class action complaint, which alleged, among other claims, that the defendants violated certain provisions of U.S. securities laws and the rules thereunder, in connection with the acquisition of SGHI in a tender offer and second-step merger. The plaintiffs’ principal claim was that certain payments to James Hauslein, the former Chairman of SGHI, under a consulting, non-disclosure and non-competition agreement (the “Agreement”) violated the “best price rule” promulgated by the U.S. Securities and Exchange Commission by resulting in a payment for Mr. Hauslein’s SGHI shares and his support of the tender offer that was higher than the price paid to SGHI’s stockholders in the tender offer. The plaintiffs also alleged that the Company and Mr. Leonardo Del Vecchio, the Company’s Chairman, violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiffs sought, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates.

The Company and the other defendants filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted the Company’s motion to dismiss plaintiffs’ claim under Section 10(b) and Rule 10b-5, but denied the Company’s motion to dismiss plaintiffs’ best price rule claim as well as the claim that the Company aided and abetted Mr. Hauslein’s breach of his fiduciary duties. In so ruling, the Court noted that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs’ allegations in the complaint as true. On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, the Company’s Chairman, as a defendant to the aiding and abetting claim. Plaintiffs also added a new claim against Mr. Del Vecchio under Section 20(a) of the Securities Exchange Act.

On August 31, 2005, the Company agreed with the plaintiffs to a full and final settlement and release (the “Settlement”) of all claims against the Company, its acquisition subsidiary and Mr. Del Vecchio. The Settlement, for a payment of Euro 11.6 million (or US Dollar 14.5 million) included in current year operations, was approved by the Court and final judgment has been entered dismissing the case with prejudice.

In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group and certain of our subsidiaries, including LensCrafters and EYEXAM of California, Inc. The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action. The claims have been partially dismissed. The remaining claims, against LensCrafters, EYEXAM and EyeMed Vision Care, LLC, allege various statutory violations relating to the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement and restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California. In May 2004, the trial court stayed all proceedings in the case pending the California Supreme Court’s decision in a case against Cole and its subsidiaries expected to address certain legal questions related to the issues presented in this case. The Supreme Court has not yet scheduled oral argument on that appeal. Although we believe that our operational practices and advertising in California comply with California law, an adverse decision in this action or by the Supreme Court in the suit against Cole might cause LensCrafters, EYEXAM and EyeMed to modify or close their activities in California. Further, LensCrafters, EYEXAM and EyeMed might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements.

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc., and Pearle Vision Care, Inc. The claims allege various statutory violations related to the operation of Pearle Vision Centers in California including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement and restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California. In July 2002, the trial court entered a preliminary injunction to enjoin defendants from certain business and advertising practices. Both Cole and the State of California appealed that decision. On November 26, 2003, the appellate court issued an opinion in which it stated that because California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers, the trial court should have enjoined defendants from advertising the availability of eye examinations at Pearle Vision Centers. The appellate court also ruled in Cole’s favour with respect to charging dilation fees, which ruling partially lifted the preliminary injunction with respect to these fees that had been imposed in July 2002. On March 3, 2004, the California Supreme Court granted Cole’s petition for review of the portion of the appellate court’s decision stating that California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers. The appellate court’s decision directing the trial court to enjoin defendants from advertising these activities was stayed pending the Supreme Court’s resolution of the issue. The Supreme Court has not yet scheduled oral argument on that appeal. Although we believe that Cole’s operational practices and advertising in California comply with California law, the appellate ruling may, if unmodified by the Supreme Court, compel Cole and its subsidiaries to modify or close their activities in California. Further, Cole and its subsidiaries might be required to pay civil penalties, damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements.

Following Cole’s announcement in November 2002 of the restatement of Cole’s financial statements, the Securities and Exchange Commission (“SEC”) began an investigation into Cole’s previous accounting. The SEC subpoenaed various documents from Cole and deposed numerous former officers, directors and employees of Cole. During the course of this investigation, the SEC staff had indicated that it intended to recommend that a civil enforcement action be commenced against certain former officers and directors of Cole but not against Cole. Cole was obligated to advance reasonable attorneys’ fees incurred by current and former officers and directors who are involved in the SEC investigation subject to undertakings provided by such individuals. Cole has insurance available with respect to a portion of these indemnification obligations. In March 2006, the SEC staff indicated that it had concluded its investigation and that, contrary to its earlier indication, it would not be recommending that an enforcement action be commenced against anyone in connection with the investigation.

On August 29, 2003, the Securities Appellate Tribunal (“SAT”) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT’s decision and that the Company, through its subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. In accordance with applicable Indian regulation, the Company placed in escrow with the Manager of the Offer Indian Rupee (“Rs.”) 226 million (Euro 4.2 million). On November 17, 2003, the Supreme Court of India stayed the SAT’s order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favour of the Indian securities regulatory agency within the following four week period of Rs. 630.6 million (Euro 11.9 million). The Company has complied with such requirement and the appeal is waiting to be heard before the Supreme Court of India. If the Company is ultimately required to make the public offer, it expects the aggregate cost of the offer to be approximately Euro 16 million, including stipulated interest increments.

On July 14, 2004, a shareholder of Cole filed a shareholders’ class action complaint against Cole, its directors, and the Company in the Delaware Chancery Court, known as Pfeiffer v. Cole National Corp., et al., Civil Action No. 569-N. The complaint alleged, among other things, that the individual defendants breached their fiduciary duties as directors and /or officers to Cole by causing Cole to enter into an agreement to be acquired by the Company for US Dollar 22.50 per share “without having exposed the company to the marketplace through fair and open negotiations with all potential bidders and/or an active market check or open auction for sale of the company.” The complaint sought preliminary and permanent injunctive relief against the merger, rescission of the merger if it is consummated, and/or damages and other associated relief. The Company believed the action to be without merit. In January 2006, the plaintiff voluntarily dismissed this action without prejudice.

The Company is defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defences against all outstanding claims, which the Company will vigorously pursue, and that the outcome will not have a material adverse effect on either the Company’s consolidated financial position or results of operations.

15. SUBSEQUENT EVENTS

On February 27, 2006, the Company announced a ten-year license agreement with Polo Ralph Lauren Corp. for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement will begin on January 1, 2007. Terms include an advance payment of royalties of Euro 169 million (US Dollar 199 million) that will mature over the ten-year term of the agreement.

On March 10, 2006, the Company signed an amendment to the term and revolving credit facility disclosed in Note 8 (d). The amended and restated agreement reduces the interest margin as defined in the agreement, extends the termination date of the agreement to five years from the date the amendment was signed and increases the borrowing capacity of Tranche C to Euro 725 million.

* * * * *

Luxottica Group S.p.A. and Subsidiaries
Schedule II
VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS
(Amounts expressed in Euro thousands)

Year ended December 31,	Balance at beginning of period	Charged to costs and expenses	Other(1)	Deductions	Balance at end of period
2003	18,098	6,731	3,143	(6,480)	21,492
2004	21,492	4,851	5,598	(8,534)	23,407
2005	23,407	7,027	2,215	(5,095)	27,554

ALLOWANCE FOR INVENTORY RESERVE ACCOUNTS
(Amounts expressed in Euro thousands)

Year ended December 31,	Balance at beginning of period	Charged to costs and expenses	Other(2)	Deductions	Balance at end of period
2003	33,055	22,062	(932)	(16,242)	37,943
2004	37,943	34,766	(1,021)	(27,913)	43,775
2005	43,775	40,000	2,500	(27,170)	59,105

(1)             Other includes the beginning amount relating to the acquired balances of OPSM in 2003 and Cole National in 2004 as well as translation differences of the period.

(2)             Other includes translation differences of the period.

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

2.1

Amended and Restated Deposit Agreement, dated as of March 10, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders form time to time of American Depositary Receipts issued thereunder (incorporated by reference to our Registration Statement on Form F-6, as filed with the Commission on March 29, 2006.)

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

4.11

Amended and Restated Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d’Impresa S.p.A., acting as Agents (filed herewith).

4.12

Amendment Agreement, dated March 10, 2006, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d’Impresa S.p.A., acting as Agents (filed herewith).

4.13

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).

4.14	Luxottica Group S.p.A. 2006 Stock Option Plan (filed herewith).

8.1	List of Subsidiaries (filed herewith).

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)

By:	/s/ ANDREA GUERRA
Andrea Guerra Chief Executive Officer

Dated: June 28, 2006

EXHIBIT INDEX

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the Commission on January 23, 1990).

1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (Unofficial English translation filed herewith).

2.1

Amended and Restated Deposit Agreement, dated as of March 10, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders form time to time of American Depositary Receipts issued thereunder (incorporated by reference to our Registration Statement on Form F-6, as filed with the Commission on March 29, 2006.)

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

4.11

Amended and Restated Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D’Impresa S.p.A., acting as Agents (filed herewith).

4.12

Amendment Agreement, dated March 10, 2006, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D’Impresa S.p.A., acting as Agents (filed herewith).

4.13

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated by reference to our report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).

4.14	Luxottica Group S.p.A. 2006 Stock Option Plan (filed herewith).

8.1	List of Subsidiaries (filed herewith).

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).