Form 20-F/A
period 2005-12-31
LUXOTTICA GROUP SPA
filed 2006-08-02
CIK 857471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

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

Large accelerated filer                                Accelerated filer                                ☒  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

EXPLANATORY NOTE

This Amendment No. 1(“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2006 (the “Original Form 20-F”), is being filed solely to correct certain non-substantive errors in Items 6 and 16A with respect to our Board of Statutory Auditors and our “audit committee financial expert.” Except as described above, no other changes have been made to the Original Form 20-F.

Except for the certifications, this Amendment No. 1 speaks as of the filing date of the Original Form 20-F. Other than for the purpose of amending Items 6 and 16A, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F.

PART I
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

PART II
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

PART III
ITEM 19.	EXHIBITS

SIGNATURES

EXHIBIT INDEX

PART I

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

Pursuant to Italian law, we also maintain a Board of Statutory Auditors, elected at the shareholders’ meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we: (i) comply with applicable law and our bylaws; (ii) respect the principles of correct administration; (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems; and (iv) ensure that our accounting system represents the facts in a fair and true manner. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors, the Executive Committee and the shareholders, they do not vote on matters submitted to such meetings. Effective as of June 14, 2006, the members of the Board of Statutory Auditors are Marco Reboa, Chairman, Giorgio Silva and Enrico Cervellera. A short biography of each of our Directors and executive officers is set forth below:

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

Compensation

Set forth below is information regarding total cash compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2005:

Name	Base Compensation (Euro)	Other Compensation (Euro)	Total Cash Compensation (Euro)
Leonardo Del Vecchio Chairman of the Board of Directors	139,200	1,021,872	1,161,072
Luigi Francavilla Deputy Chairman	139,200	1,027,949	1,167,149
Andrea Guerra Chief Executive Officer	900,000	608,980	1,508,980
Tancredi Bianchi Director	91,194	—	91,194
Mario Cattaneo Director	81,198	—	81,198
Enrico Cavatorta Director	81,198	526,104	607,302
Roberto Chemello Director	81,198	1,002,255	1,083,453
Claudio Del Vecchio Director	81,198	251,188	332,386
Sergio Erede Director	81,198	—	81,198
Sabina Grossi Director	81,198	11,269	92,467
Gianni Mion Director	81,198	—	81,198
Lucio Rondelli Director	96,198	—	96,198
Giancarlo Tomasin (1) Chairman of the Board of Statutory Auditors	93,549	—	93,549
Mario Medici (1) Member of the Board of Statutory Auditors	59,389	13,192	72,581
Walter Pison (1) Member of the Board of Statutory Auditors	56,298	53,677	109,975

(1)                                  The terms of Messrs. Tomasin, Medici and Pison ended on June 14, 2006.

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

PART II

Item 16A. Audit Committee Financial Expert

 Our Board of Directors has determined that a member of our Board of Statutory Auditors, Marco Reboa, qualifies as an “audit committee financial expert,” as defined in the SEC rules. The Board of Statutory Auditors has been designated by our Board of Directors as the appropriate body to act as our “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. See Item 6—“Directors, Senior Management and Employees—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange—Board Committees.”

ITEM 19. EXHIBITS

Exhibits. The following documents are filed as exhibits herewith:

Exhibit Number	Exhibits
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)

By:	/s/ ANDREA GUERRA
Andrea Guerra Chief Executive Officer

Dated: August 2, 2006