Form 20-F
period 2006-12-31
LUXOTTICA GROUP SPA
filed 2007-06-29
CIK 857471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
VIA C. CANTÙ 2, MILAN 20123, ITALY
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange of which registered
ORDINARY SHARES, PAR VALUE	NEW YORK STOCK EXCHANGE
EURO 0.06 PER SHARE*

AMERICAN DEPOSITARY	NEW YORK STOCK EXCHANGE
SHARES, EACH REPRESENTING
ONE ORDINARY SHARE

*                    Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	460,216,248

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

☒ Large accelerated filer                                ☐ Accelerated filer                                ☐ Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).

Yes  ☐  No ☒

PART I
	ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	ITEM 3.	KEY INFORMATION
	ITEM 4.	INFORMATION ON THE COMPANY
	ITEM 4A.	UNRESOLVED STAFF COMMENTS
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	ITEM 8.	FINANCIAL INFORMATION
	ITEM 9.	THE OFFER AND LISTING
	ITEM 10.	ADDITIONAL INFORMATION
	ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
	ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II
	ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
	ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
	ITEM 15.	CONTROLS AND PROCEDURES
	ITEM 16.	[RESERVED]
	ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
	ITEM 16B.	CODE OF ETHICS
	ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
	ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
	ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PART III
	ITEM 17.	FINANCIAL STATEMENTS
	ITEM 18.	FINANCIAL STATEMENTS
	ITEM 19.	EXHIBITS

SIGNATURES

EXHIBIT INDEX

FORWARD-LOOKING INFORMATION

Throughout this annual report, management has made certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management’s current expectations and beliefs and are identified by the use of forward-looking words and phrases such as “plans,” “estimates,” “believes” or “belief,” “expects” or other similar words or phrases.

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the risk that the merger with Oakley will not be completed, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected consolidated income statement data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004, are derived from audited consolidated financial statements which are not included in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGE]

	Year Ended December 31,
	2002	2003(6)	2004(7)(8)	2005(6)(8)	2006	2006
	(In thousands of Euro)(3)					(In thousands of U.S.$) (1)(3)
STATEMENT OF INCOME DATA:
Net Sales	3,201,788	2,852,194	3,179,613	4,134,263	4,676,156	6,171,123
Cost of Sales	(946,134)	(903,617)	(1,018,633)	(1,316,664)	(1,426,000)	(1,881,892)
Gross Profit	2,255,654	1,948,577	2,160,980	2,817,598	3,250,156	4,289,230
OPERATING EXPENSE
Selling and Advertising	(1,360,339)	(1,235,757)	(1,342,982)	(1,774,241)	(1,967,034)	(2,595,895)
General and Administrative	(293,806)	(281,033)	(338,499)	(461,957)	(527,135)	(695,660)
Total	(1,654,146)	(1,516,790)	(1,681,481)	(2,236,198)	(2,494,169)	(3,291,555)
Income from Operations	601,508	431,787	479,499	581,401	755,987	997,676
OTHER INCOME (EXPENSE)
Interest Income	5,036	5,922	6,662	5,650	9,804	12,938
Interest Expense	(65,935)	(47,117)	(55,378)	(66,171)	(70,622)	(93,200)
Other—Net	(1,167)	(799)	13,792	18,429	(16,992)	(22,424)
Other Income (Expenses)—Net	(62,066)	(41,994)	(34,924)	(42,092)	(77,810)	(102,686)
Income Before Provision for Income Taxes	539,442	389,793	444,575	539,309	678,177	894,990
Provision for Income Taxes	(162,696)	(117,328)	(156,852)	(199,266)	(238,757)	(315,088)
Income Before Minority Interests in Consolidated Subsidiaries	376,746	272,465	287,723	340,043	439,420	579,902
Minority Interests in Income of Consolidated Subsidiaries	(4,669)	(5,122)	(8,614)	(9,253)	(8,715)	(11,501)
Net Income from Continuing Operations	372,077	267,343	279,109	330,790	430,705	568,401
Discontinued Operations—Net of Taxes and Gain on Sale (8)	0	0	7,765	11,504	(6,419)	(8,471)

Net Income	372,077	267,343	286,874	342,294	424,286	559,930
Weighted Average Shares Outstanding (thousands)
—Basic	453,174.0	448,664.4	448,275.0	450,179.1	452,898.0	452,898.0
—Diluted	455,353.5	450,202.1	450,360.9	453,303.4	456,186.0	456,186.0
Basic Earnings per Share from Continuing Operations (2)	0.82	0.60	0.62	0.73	0.95	1.25
Basic Earnings per Share from Discontinued Operations (2)(8)	0.00	0.00	0.02	0.03	(0.01)	(0.01)
Basic Earnings per Share (2)	0.82	0.60	0.64	0.76	0.94	1.24
Diluted Earnings per Share from Continuing Operations (2)	0.82	0.59	0.62	0.73	0.94	1.24
Diluted Earnings per Share from Discontinued Operations (2)(8)	0.00	0.00	0.02	0.03	(0.01)	(0.01)
Diluted Earnings per Share (2)	0.82	0.59	0.64	0.76	0.93	1.23
Cash Dividends Declared per Share (4)(5)	0.17	0.21	0.21	0.23	0.29	0.38

(1)             Translated for convenience at the rate of Euro 1.00 = U.S.$1.3197, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2006. See “—Exchange Rate Information” below for more information regarding the Noon Buying Rate.

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

(6)             We acquired 82.57 percent of the outstanding shares of OPSM Group Limited (“OPSM”) in August 2003. As such, the results for 2003 include approximately five months of operating results of OPSM and its subsidiaries. In March 2005, we acquired the remaining 17.43 percent of the outstanding shares of OPSM and, from that date, 100 percent of the operating results of OPSM and its subsidiaries are included above.

(7)             We acquired all of the outstanding shares of Cole National Corporation (“Cole”) in October 2004. Therefore, 2004 includes approximately three months of operating results of Cole.

(8)             Certain amounts in prior years have been reclassified to conform to the 2006 presentation. The 2006 presentation includes the reclassification of the operations of the Things Remembered, Inc. (“Things Remembered”) specialty gift business, which was acquired as part of the Cole acquisition in 2004 and was sold to a private equity consortium in September 2006. The TR operations have been reclassified as discontinued operations for all periods presented.

	As of December 31,
	2002	2003	2004 (3)	2005 (3)	2006 (3)	2006 (3)
	(In thousands of Euro except share data)					(In thousands of U.S.$)(1)
BALANCE SHEET DATA:
Working Capital(2)	141,390	(56,185)	218,807	368,863	59,539	78,574
Total Assets	3,586,332	3,912,676	4,556,058	4,973,522	4,915,025	6,486,359
Total Debt(4)	1,033,989	1,253,427	1,680,452	1,528,909	1,319,262	1,741,030
Shareholders’ Equity	1,417,895	1,374,534	1,495,607	1,954,033	2,215,849	2,924,256
Capital Stock	27,256	27,269	27,312	27,479	27,613	36,441
Number of Shares Adjusted to Reflect Changes in Capital (thousands)	454,263.6	454,477.0	455,205.5	457,975.7	460,216.2

(1)             Translated for convenience at the rate of Euro 1.00 = U.S.$1.3197, based on the Noon Buying Rate of Euro to U.S. dollar on December 31, 2006. See “—Exchange Rate Information” below for more information regarding the Noon Buying Rate.

(2)             Working capital is total current assets minus total current liabilities. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

(3)             Certain amounts in prior years have been reclassified to conform to the 2006 presentation. The 2006 presentation includes the reclassification of the operations of the Things Remembered specialty gift business which was acquired as part of the Cole acquisition in 2004 and was sold to a private equity consortium in September 2006. The Things Remembered assets and liabilities have been reclassified as assets and liabilities held for sale for all periods presented.

(4)             The current portion of long-term debt was Euro 178.3 million, Euro 390.9 million,  Euro 405.1 million, Euro 111.0 million and Euro 359.5 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

Dividends

We are required to pay an annual dividend on our ordinary shares if such dividend has been approved by a majority of our shareholders at the annual ordinary meeting of shareholders. Before we may pay any dividends with respect to a fiscal year, we are required to set aside an amount equal to five percent of our statutory net income for such year in our legal reserve until the reserve, including any amounts set aside during prior years, is at least equal to one-fifth of the nominal value of our issued share capital.

At our annual ordinary meeting of shareholders held on May 15, 2007, our shareholders approved the distribution of a cash dividend in the amount of Euro 0.42 per ordinary share. Our Board of Directors proposed, and the shareholders approved, the date of May 24, 2007 as the date for the payment of such dividend to all holders of record of our ordinary shares on May 18, 2007, including Deutsche Bank Trust Company Americas, as depositary on behalf of holders of our American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share and is evidenced by an American Depositary Receipt, or ADR. The ADSs were traded ex-dividend on May 21, 2007, and dividends in respect of the ordinary shares represented by ADSs were paid to Deutsche Bank Trust Company Americas on May 24, 2007. Deutsche Bank Trust Company Americas converted the Euro amount of such dividend payment into U.S. dollars on May 24, 2007. The dividend amount for each ADS holder was paid commencing on June 1, 2007 to all such holders of record on May 23, 2007. Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our shareholders may determine.

The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

Year	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S.$ per Ordinary Share(4)
	(Euro)		(U.S.$)
2002	0.170		0.165
2003	0.210		0.242
2004	0.210		0.254
2005	0.230		0.276
2006	0.290		0.363
2007	0.420	(5)	0.564

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

(4)             Translated at the Noon Buying Rate on the payment date to holders of ADSs. See “—Exchange Rate Information” below for more information regarding the Noon Buying Rate. Holders of ADSs received their dividend denominated in U.S. dollars based on the conversion rate used by our paying agent, Deutsche Bank Trust Company Americas, on the ADS dividend payment date.  Deutsche Bank Trust Company Americas converted the dividend in respect of the 2006 fiscal year to U.S.$0.564 per ADS on May 24, 2007.

(5)             The dividend of Euro 0.42 per ordinary share was approved by our Board of Directors on March 5, 2007 and was voted upon and approved by our shareholders at the annual ordinary meeting of shareholders held on May 15, 2007.

Exchange Rate Information

The following tables set forth, for each of the periods indicated, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate, expressed in U.S.$ per Euro 1.00:

Period	High	Low	Average(1)	End of Period
Year Ended December 31, 2002	0.8594	1.0485	0.9495	1.0485
Year Ended December 31, 2003	1.0361	1.2597	1.1411	1.2597
Year Ended December 31, 2004	1.1801	1.3625	1.2478	1.3538
Year Ended December 31, 2005	1.1667	1.3476	1.2400	1.1842
Year Ended December 31, 2006	1.1860	1.3327	1.2661	1.3197

(1)             The average of the Noon Buying Rates in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	High	Low
December 2006	1.3073	1.3327
January 2007	1.2904	1.3286
February 2007	1.2933	1.3246
March 2007	1.3094	1.3374
April 2007	1.3363	1.3660
May 2007	1.3416	1.3616

On June 26, 2007, the Noon Buying Rate was U.S.$ 1.3468 per Euro 1.00.

Unless otherwise indicated, all convenience translations included in this annual report of amounts expressed in Euro into U.S. dollars for the relevant period or date have been made using the Noon Buying Rate in effect as of the end of such period or date, as appropriate.

In this annual report, unless otherwise stated or the context otherwise requires, references to “$,” “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars, references to “Euro” and “€” are to the Common European Currency, the Euro, references to “Rs” are to Indian rupees, and references to “AUD” or “A$” are to Australian dollars.

Risk Factors

Our future operating results and financial condition may be affected by various factors, including those set forth below.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth will be at risk.

As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. For example, we announced on June 20, 2007 that we entered into a merger agreement for the acquisition of Oakley, Inc (“Oakley”). Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) the diversion of the attention of senior management from our operations; and (vi) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

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

The eyewear industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion eyewear industry does not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our inventory of models based on that design. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends would adversely affect our business, results of operations and financial condition and may result in the write down of excess inventory and idle manufacturing facilities.

If we are unable to achieve and manage growth, operating margins will be reduced as a result of decreased efficiency of distribution.

In order to achieve and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our efficient distribution process could be at risk and we could lose market share in affected regions.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales will suffer.

We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Versace, Versus, Bvlgari, Salvatore Ferragamo, Donna Karan, DKNY, Brooks Brothers, Anne Klein, Burberry, Polo Ralph Lauren and, most recently, Tiffany & Co. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. See Item 4—“Information on the Company—Business Overview—Recent Developments” regarding our new license agreement for the  Tiffany & Co. name. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the years ended December 31, 2006 and 2005, the sales realized through the Prada and Miu Miu trade names together represented approximately 5.5 percent and 4.4 percent of total sales, respectively. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our business could be adversely affected.

Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 45 million people wear contact lenses in the United States, and disposable contact lenses is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown substantially since it was approved by the U.S. Food and Drug Administration in 1995.

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

Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China as well as sales and distribution facilities throughout the world. As a result, we are vulnerable to foreign exchange rate fluctuations in two principal areas:

•                    we incur most of our manufacturing costs in Euro and receive a significant part of our revenues in other currencies, particularly the U.S. and Australian dollars. Therefore, a strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, thus adversely affecting our business and results of operations; and

•                    a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results.

See Item 11—“Quantitative and Qualitative Disclosures about Market Risk.”

If our international sales suffer due to changing local conditions, our profitability and future growth will be affected.

We currently operate worldwide and have begun to expand our operations in many countries, including certain developing countries in Asia. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

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

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant costs to defend such rights.

We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark applications may not generate registered trademarks, and any trademark registration that is granted may be ineffective in preventing competition and could be held invalid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States.

We devote significant resources toward defending our proprietary rights. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. Additionally, an adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products or (iii) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business including by reducing our future sales or causing us to incur significant costs to defend our rights.

If we are unable to maintain our current operating relationship with Cole Licensed Brands host stores, we could suffer loss of sales and possible impairment of certain intangible assets.

Our sales depend in part on our relationships with the host stores that allow us to operate our Cole’s Licensed Brands division, including Sears. Our leases and licenses with Sears are terminable upon short notice. If our relationship with Sears were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales or increased costs.

We are currently a party to certain legal proceedings as described in Item 8—“Financial Information—Legal Proceedings.” In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business including, among other consequences by significantly increasing our costs to operate our business.

If we become subject to additional regulation by governmental authorities, our compliance with these regulations could have an adverse effect on our financial condition, including adversely affecting the way we manufacture or distribute our products.

Our operations are subject to regulation by governmental authorities in the United States and other jurisdictions in which we conduct business. Governmental regulations, both in the United States and other jurisdictions, have historically been subject to change. New or revised requirements imposed by governmental regulatory authorities could have an adverse effect on us, including increased costs of compliance. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by governmental authorities that could affect sales or the way we currently manufacture or distribute our products. See Item 4—“Information on the Company—Regulatory Matters” and Item 8—“Financial Information—Legal Proceedings.”

Adverse weather conditions could affect consumer spending which could adversely impact our future sales and financial results.

Weather conditions around the world can affect consumer spending and could have a significant impact on our sales. Our sunglass sales are particularly vulnerable to weather conditions.  Unusually bad weather during the spring and summer months in one or more of our markets could adversely affect sales of our sunglasses in those markets.  Additionally, severe weather such as snowstorms and hurricanes, can inhibit consumers from discretionary shopping.  This could affect both our ophthalmic and sunglass sales and create excess inventory which may cause writedowns in the future.

If our implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 causes us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

Commencing with this annual report, we have included a report from our management relating to its evaluation of our internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment.  In addition, control procedures are designed to reduce rather than eliminate business risks.  As a consequence of the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with guidance from our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Although we intend to take prompt measures to remediate any such identified material weaknesses in our internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to our securities.

ITEM 4. INFORMATION ON THE COMPANY

Overview

We are a world leader in the design, manufacture and distribution of prescription frames and sunglasses in the mid- and premium-price categories, based on sales. We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. See Item 18 —“Financial Statements” for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail segment principally through LensCrafters, Sunglass Hut, OPSM and Cole.

Our manufacturing activities are carried out through six production facilities in Italy and two manufacturing facilities in China. In 2006, we manufactured approximately 37 million prescription frames and sunglasses.

We operate our distribution activities through an extensive worldwide wholesale and retail distribution network based primarily in North America, Australia and, with the acquisitions in 2006, in mainland China and in Hong Kong. In 2006, through our wholesale and retail networks, we distributed approximately 18.6 million prescription frames and approximately 24.8 million sunglasses in approximately 5,100 models. Our products are distributed in approximately 130 countries worldwide.

Our products are marketed under a variety of well-known brand names. Our house brands include Ray-Ban, Revo, Arnette, Killer Loop, Persol, Vogue, Luxottica and Sferoflex. Our designer lines include Prada, Chanel, Miu Miu, Dolce & Gabbana, D&G, Versace, Versus, Bvlgari,  Salvatore Ferragamo, Donna Karan, DKNY, Brooks Brothers,  Anne Klein, Burberry, Polo Ralph Lauren and Puma (distribution license only). In early 2008, we will launch the first collection of Tiffany & Co. eyewear.  The distribution of the Tiffany collections will start with Tiffany’s own stores as well as through certain of our other distribution channels in North America, Japan, Hong Kong, South Korea, key Middle East markets and Mexico and will extend over time to additional markets and through new distribution channels.

Our wholesale network is comprised of 32 wholly or majority owned subsidiaries operating in principal markets, over 1,700 sales representatives and approximately 100 independent distributors. Our primary wholesale customers include retailers of mid- and premium-priced eyewear such as independent opticians, optical and sunglass chains, optical superstores, sunglass specialty stores and duty-free shops. In certain countries, and especially in North America, wholesale customers also include optometrists and ophthalmologists, health maintenance organizations, or HMOs, and department stores.

Our retail network is mainly comprised of our subsidiaries: in North America, LensCrafters, Inc. (“LensCrafters”), Sunglass Hut International, Inc. and its subsidiaries (“Sunglass Hut”) and Cole, which operates Pearle Vision and our Licensed Brands (“Sears Optical,” “Target Optical” and “BJ’s Optical”); and in Australia, New Zealand and Asia, OPSM Group Limited (“OPSM”).  Our North American retail business is the largest optical retail business in North America based on total sales. Our retail network in Asia expanded in 2006 with three acquisitions that included an aggregate of  274 retail locations located in Beijing, Guangdong and Shanghai, China. In 2007, we continued to strengthen our North American retail business with the acquisition of certain assets of D.O.C Optics, which operates approximately 100 stores located primarily in the midwest United States. In addition, we expanded our global retail business by acquiring two prominent specialty sun chains in South Africa with a total of approximately 65 retail locations.

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

In April 2001, we continued to strengthen our sunglasses business by acquiring Sunglass Hut, a leading retailer of sunglasses worldwide based on sales. In May 2001, we acquired all of the issued and outstanding common stock of First American Health Concepts, Inc., which at that time was a leading provider of managed vision care plans in the United States based on sales. In August 2003, we acquired 82.57 percent of the outstanding shares of OPSM (we acquired the remaining 17.43 percent interest in March 2005), resulting in our leadership position in the prescription business based on sales in the Australian and New Zealand markets, while at the same time presenting us with new growth opportunities in the Asia-Pacific markets. In October 2004, we strengthened and expanded our North American retail and managed vision care business with the acquisition of Cole. In 2006, we expanded our retail presence in China by acquiring three premium retail chains, Beijing Xueliang Optical Technology Co. Ltd. Ming Long Optical, and Modern Sight Optics to become a leading operator of premium optical stores in China based on the number of stores, with a total of 274 locations in three of the top premium optical markets in mainland China, as well as Hong Kong, an important market in Asia for luxury goods.

Our capital expenditures for our continuing operations were Euro 272.2 million for the year ended December 31, 2006 and Euro 53.5 million for the three-month period ended March 31, 2007. We expect 2007 aggregate capital expenditures to be approximately Euro 300.0 million, in addition to investment for any acquisitions. We will fund these future capital expenditures with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—“Operating and Financial Review and Prospects—Liquidity and Financial Resources—Our Cash Flows—Investing Activities.”

Our principal executive offices are located at Via C. Cantù 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. Our agent for service for limited purposes in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, telephone number (212) 894-8940. We are domiciled in Milan, Italy.

Business Overview

Recent Developments

Acquisitions

On June 20, 2007, we announced that we entered into a definitive merger agreement with Oakley, a worldwide specialist in sport performance optics with brands including Dragon, Eye Safety Systems, Fox Racing, Mosley Tribes, Oliver Peoples and Paul Smith Spectacles, and retail chains including Bright Eyes, Oakley Stores, Sunglass Icon and The Optical Shop of Aspen. As part of the merger, we will acquire all of the outstanding shares of Oakley for a cash purchase price of U.S.$29.30 per share, together with the purchase of all outstanding options and other equity rights at the same price per share less the exercise price. The total purchase price will be approximately U.S.$2.1 billion (approximately Euro 1.6 billion). The transaction is expected to close in the second half of 2007 and is subject to certain conditions, including regulatory approvals.

In February 2007, we completed the acquisition of the retail optical business of D.O.C Optics, comprising approximately 100 stores located primarily in the midwest United States, for approximately U.S.$110 million in cash. We expect to rebrand the acquired stores as “LensCrafters” and “Pearle Vision.”

During the second quarter of 2007, we  completed the acquisitions of two prominent specialty sun chains in South Africa, with a total of 65 stores, for approximately Euro 10 million. The two acquisitions represent an important step in the expansion of our sun retail presence worldwide.

Ray Ban Indian Holdings Offer

On August 29, 2003, the Securities Appellate Tribunal, or SAT, in India upheld the decision of the Securities Exchange Board of India to require our subsidiary Ray Ban Indian Holdings, Inc. to make a public offer in India to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. (“RayBan Sun Optics”).  The Supreme Court of India, by an order dated December 12, 2006, directed that a public offer be made within 45 days of the order, using April 28, 1999 as the reference date for calculating the offer price.  The Supreme Court also directed that interest be paid at the rate of 10 percent per annum for the period between August 27, 1999 and the closing date to all persons who were shareholders of RayBan Sun Optics throughout such period. On April 25, 2007, pursuant to the December 12, 2006 Supreme Court order and in compliance with Regulation 10 and 12 of Chapter III of the SEBI Regulations 1997, we launched a public offer through our subsidiary, Ray Ban Indian Holdings, Inc., to acquire up to 4,895,900 shares, representing approximately 20 percent of the equity share capital of RayBan Sun Optics, which we subsequently increased to up to 7,545,200 shares, representing approximately 31 percent of the equity share capital of RayBan Sun Optics.  6,454,280 shares were tendered in the offer, which closed on May 14, 2007.  Effective upon the entry of the share transfers in the share register on June 26, 2007, our stake in RayBan Sun Optics increased to 70.5 percent. We paid total consideration of approximately Euro 13.0 million for the tendered shares. RayBan Sun Optics is listed on the Bombay Stock Exchange. We acquired our interest in RayBan Sun Optics in connection with the purchase of the RayBan eyewear business from Bausch & Lomb in 1999.

Sale of Things Remembered

In September 2006, we completed the sale of Things Remembered, a personalized gift retail chain based in the United States, for consideration with an approximate value of U.S.$200 million.  This business, which had been acquired in October 2004 through the acquisition of Cole, was non-core for us.

License Agreements

In December 2006, we signed a 10-year license agreement for the design, manufacturing and worldwide distribution of ophthalmic and sun collections under the Tiffany & Co. brand. The launch of the first collection is expected in early 2008. The distribution of the Tiffany collections will start with Tiffany’s own stores as well as through certain of our other distribution channels in North America, Japan, Hong Kong, South Korea, key Middle East markets and Mexico, and will extend over time to additional markets and through new distribution channels.

Credit Agreement

In February 2007, we exercised an option included in the Amended Euro 1,130 Million and U.S.$325 Million Credit Facility to extend the maturity date of Tranches B and C to March 2012.  For additional information, see Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

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

House Brands:  Our house brands are sold worldwide under brand names such as Ray-Ban. We currently produce approximately 1,850 distinct styles of frames within our house brands. Each style is typically produced in three sizes and at least four colors. Actual availability of product styles, colors and sizes varies among geographic markets depending upon local demand.

The following is a summary description of each of our most significant house brands:

•                  Ray-Ban: Created in 1937, the Ray-Ban line is the brand leader in the eyewear market based on sales and consumer awareness, bringing together renowned sunglass lenses and a timeless style.

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

•                  Luxottica: Luxottica is our original product line, comprised of prescription frames and sunglasses. Luxottica targets a broad mix of consumers of eyewear.

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

Designer Lines: Our designer lines are produced and distributed through license agreements with major fashion houses. Currently, we sell designer lines under the names Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Versace, Versus, Bvlgari,  Salvatore Ferragamo, Donna Karan, DKNY,  Brooks Brothers, Anne Klein,  Burberry and Polo Ralph Lauren with its six lines (Purple Label, Polo, Ralph Lauren, Ralph, Chaps and Club Monaco). Beginning early in 2008, they will also include Tiffany & Co. The license agreements governing these designer lines are exclusive contracts and typically have terms of between three and ten years. See “—Trademarks, Trade Names and License Agreements—License Agreements.” Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designer. Our designer lines presently feature approximately 3,200 different styles.

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

•                  Dolce & Gabbana:  Our Dolce & Gabbana eyewear collection draws its inspiration from the 60s and 70s. This collection brings the period’s shapes up to date and highlights its materials, characterized by precious details such as logos in Swarovski crystals or elegant metal circles.

•              D&G: The D&G eyewear collection has a youthful, innovative and unconventional spirit. The D&G models are characterized by vintage forms that take their inspiration from the 70s and 80s, as well as loud and colorful sporty frames reminiscent of the racing world.

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

•                  Bvlgari: Bvlgari eyewear is distinguished by the high quality of its material, attention to detail and elegant design. This product line is targeted towards a clientele who seek something exclusive.

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

•                  Brooks Brothers: Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the unique features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality.

•                  Anne Klein: This product line targets successful professional women who place an emphasis on quality and image.

•              Burberry: A license agreement between Burberry Group Plc and Luxottica was signed in October 2005 with the first release of the Burberry eyewear collection in October 2006. This collection features the brand’s core values of form and function, innovation and the essence of classic style.

•              Polo Ralph Lauren: Polo Ralph Lauren is comprised of six collections:

•              Purple Label: A small and exclusive eyewear collection, the Purple Label combines the elegance of tradition with the requirements of the modern gentleman: high quality, precious materials, details and style.

•              Ralph Lauren: The Ralph Lauren eyewear collection embraces a youthful sophisticated elegance that mixes refined luxury with cinematic glamour and an air of mystery. For the fashion-conscious woman seeking timeless styling with a modern attitude.

•              Polo: The Polo collection focuses on refined designs, inspired by the heritage of Polo Ralph Lauren apparel. Emblematic models that are classic and never out of style. Polo is the ideal collection for men who appreciate quality and tradition and are seeking classic styles with a fresh design.

•              Ralph: This line is an expression of  the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks. Vibrant colors for a feminine, flirty and fun look.

•              Chaps: Chaps features easy, wearable designs in the classic tradition of Polo Ralph Lauren. The line offers a designer name to the young moderately priced sportswear consumer. Since its introduction, Chaps has come to represent classic design, excellent quality and value.

•              Club Monaco: Club Monaco offers individuals a unique brand of quality eyewear at exceptional value and uncompromised style for an accessible luxury. The styling targets are: men and women, between 20 and 40 years old, who are urban professionals, style enthusiasts, and who appreciate sophisticated design at a mid-level price point.

•              Tiffany & Co.: This world renowned jeweler operates jewelry and specialty retail stores and manufactures products through its subsidiary corporation. For 169 years, Tiffany & Co. has designed and produced standard-setting jewelry and accessories. We expect our first collection of Tiffany & Co. eyewear, which is to launch in early 2008, to remain true to the brand’s high standards.

The following table presents the respective percentages of our total unit (a “unit” represents an eyeglass frame or sunglass and excludes sales of other materials) sales that our designer and house brands comprised during the periods indicated:

	Year Ended December 31,
(as a percentage of total unit sales)	2002	2003	2004	2005	2006
Designer brands	39.5	33.6	32.8	35.9	41.2
House brands	60.5	66.4	67.2	64.1	58.8
Total unit sales	100.0	100.0	100.0	100.0	100.0

Prescription Frames and Sunglasses

In 2006, our manufacturing facilities produced a combined total of approximately 37.0 million prescription frames and sunglasses. In 2005 and 2004, our manufacturing facilities produced a combined total of approximately 28.5 million and 27.8 million prescription frames and sunglasses, respectively.

Since 1990, sunglasses have become an increasingly significant product line for us as we seek to capitalize on growth opportunities in the sunglasses segment. In 1990, we acquired a distributor that supplied sunglasses under the Vogue brand name. In 1995, we expanded our activities in the sunglasses market by acquiring Persol S.p.A., an Italian producer of high-quality, fashionable sunglasses and prescription frames in the premium-priced segment of the market. In 1999, we acquired the Ray-Ban business from Bausch & Lomb Incorporated, including the Ray-Ban, Revo, Arnette and Killer Loop brand names. As a result of our acquisition of the Ray-Ban business, the percentage of our unit sales represented by sunglasses that we manufacture has grown significantly. This trend continued with the acquisition of Sunglass Hut and in

2007, with the expansion of our sunglass based retail business in South Africa. We expect it to continue to develop once the announced acquisition of Oakley has been completed.

Unit sales of sunglasses manufactured by us and third parties in 2006, as a percentage of our total aggregate unit sales, were 57.2 percent, as compared to 55.8 percent in 2005 and 57.3 percent in 2004.

The following table presents the respective percentages of our total unit sales that our prescription frames and sunglasses comprised for the periods indicated:

	Year Ended December 31,
	(as a percentage of total unit sales)
	2002	2003	2004	2005	2006
Prescription frames	40.3	41.1	42.7	44.2	42.8
Sunglasses	59.7	58.9	57.3	55.8	57.2
Total unit sales	100.0	100.0	100.0	100.0	100.0

Retail Operations

Our retail division is operated by our subsidiaries LensCrafters, Sunglass Hut, OPSM, several subsidiaries in Asia and, starting in 2007, in South Africa, and the Cole group of companies. LensCrafters and Sunglass Hut are strong trade names in the North American retail market place, and OPSM owns three main trade names in the Asia-Pacific market. The Cole group of companies operates Pearle Vision and our Licensed Brands—Sears Optical, Target Optical and BJ’s Optical. In addition to ophthalmic products and sunglasses, we continue to sell watches and accessories in certain of our retail locations in North America. In September 2006, we sold Things Remembered, a personalized gift retail chain based in the United States.

LensCrafters. Through LensCrafters in North America, we operate a retail network of 902 locations which offer a wide selection of prescription frames, sunglasses, lenses and other optical products. LensCrafters is currently the largest optical retail chain in North America in terms of sales. LensCrafters stores sell not only Luxottica products, but also a wide range of lenses and optical products made by other suppliers. LensCrafters’ products include innovative lenses, such as FeatherWates® (lightweight, thin and impact-resistant lenses), DURALENS® (super scratch-resistant lenses), ByeLines™ (bifocal lenses without visible lines), Invisibles® (anti-reflective lenses) and MVP Maximum View Progressives® (multi-focal lenses without visible lines). Substantially all of our LensCrafters stores are located in high-traffic commercial malls and shopping centers, have an employed optometrist or an independent, licensed optometrist on site (thereby allowing the customer to have an eye examination on site), provide a large range of prescription eyewear choices and include a laboratory, which enables us to provide the selected frame with prescription lenses to our customers in approximately one hour.

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

From 1999 to 2004, LensCrafters’ expansion focused primarily on further development of those stores opened between 1996 and 1998. We continue to evaluate potential retail expansion opportunities in North America through the opening of retail chains and stores in areas where we are not already heavily represented and in other prime locations. As of December 31, 2006, LensCrafters leased 902 retail stores in North America.

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

During the last few years we have shifted LensCrafters to a more premium brand. During this time we have added additional elements such as a new store concept, associate training, advertising and marketing that together represent the premium brand and future direction of LensCrafters. With these new initiatives, we have seen the average transaction per customer grow.  LensCrafters is becoming known as one of the best places to purchase fashionable, designer prescription frames and sunglasses.  LensCrafters hopes to shorten the purchase cycle of typically two to three years with this new focus on prescription frames as fashion. LensCrafters is also working to increase its share of the contact lens market.  This initiative focuses on selected products (mostly national brand names) and more competitive pricing.  This new push for contact lenses is being supported through in-store displays, marketing and associate training.

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

As part of the brand transformation, in North America LensCrafters has rolled out a new style-focused magazine advertising campaign to communicate the brand’s approach to eyewear style. The ads have appeared in more than two dozen premium fashion, lifestyle, cultural and entertainment magazines for women and men. Titled “Make an Appearance,” they are distinguished from other LensCrafters’ ads, using bold, engaging visuals to emotionally appeal to the fashion and style desires within eyeglass wearers. In 2007, the LensCrafters brand launched a new television and print campaign in North America called “Open Your Eyes” that positions  eyewear as a prized wardrobe item, just as a favorite black dress, handbag or shoes.

In 2006, we began to expand the use of the LensCrafters’name by rebranding certain retail locations that we acquired in China to “LensCrafters”. We expect to have rebranded 153 locations in China and Hong Kong with the LensCrafters name by the end of 2007.

Mainland China and Hong Kong. In 2006, we acquired three optical retailers operating in the premium optical markets in mainland China, with a total of 274 retail locations in Asia. In addition, they will expand our presence in Hong Kong, which we believe to be one of the most important markets for luxury goods.

Hong Kong is one of the most significant Chinese luxury markets where middle class and affluent mainland Chinese visit frequently to purchase luxury goods. Launching LensCrafters as a premium brand in Hong Kong increases awareness and consumer demand for our products and services. This strategy supports our next stage of expansion into mainland China, rebranding the stores we acquired to LensCrafters and developing worldwide recognition for our premium retail brand.

In September of 2006, we launched LensCrafters in Beijing, beginning the re-branding strategy of our acquisitions.

Sunglass Hut. With the acquisition of Sunglass Hut in 2001, we became the world’s leading specialty retailer of sunglasses based on sales, and a specialty retailer of popular priced watches. Sunglass Hut has 1,818 retail locations located throughout North America, Europe and Australia. Sunglass Hut operates in-line stores and kiosks in shopping malls, as well as stores in street centers in high-traffic streets and in airports. We have increased sales of Luxottica-manufactured products at Sunglass Hut locations from approximately 14.3 percent of total Sunglass Hut net sales in April 2001 (the first month following the acquisition) to 69 percent in December 2006. In addition to sunglasses that we manufacture, Sunglass Hut continues to sell a variety of frames manufactured by third-party vendors, including Oakley, Maui Jim, Inc. and others. Oakley is our largest third-party supplier, accounting for approximately 6.8 percent, 4.9 percent and 5.7 percent of our total merchandise purchases from suppliers in 2004, 2005 and 2006, respectively. See Item 4—“Information on the Company—Recent Developments—Acquisitions.” Although we buy products from third parties, including Oakley, we do not believe that the loss of any one supplier would have a significant impact on our future operations as we could easily replace lost supply with other sunglasses manufactured by us or other third-party vendors. After the acquisition of Sunglass Hut and Cole, we consolidated the administrative and certain other functions of these businesses with our existing business to allow significant synergies between sun and optical retail operations. Sunglass Hut outlets are located mostly in enclosed malls and airports with an average retail space of approximately 400 square feet per kiosk/store.

In the second quarter of 2007, we completed the acquisitions of two prominent specialty sun chains in South Africa, for a total of 65 stores, which will be converted into Sunglass Hut stores. Both chains have prominent locations in shopping centers in urban areas including Johannesburg and Cape Town as well as attractive airport locations.

Cole. With the acquisition of Cole in October 2004, we acquired a group of distribution outlets and a provider and administrator of managed vision care services under one group. Cole, through its wholly owned subsidiaries, operates retail vision locations under the name “Pearle Vision” as well as under the names “Sears Optical,” “Target Optical” and “BJ’s Optical,” which we refer to as our Licensed Brands. Managed vision care programs and benefits were previously sold through the Cole Managed Vision Division; renewals and new sales are now administered through Eyemed Vision Care. Additionally, Cole operated a chain of personalized gift stores, e-commerce and catalogs under the name “Things Remembered,” which was sold in September 2006.

The Licensed Brands optical retail locations are located in the host stores that bear the names of the hosts. Pearle Vision stores are mostly located in strip malls outside of the conventional malls where most LensCrafters and Sunglass Hut stores are located. In addition, we have franchised Pearle Vision locations located throughout North America. We believe that this combination with Cole has allowed us to:

•                    strengthen our retail operations in the United States;

•                    strengthen our managed vision care business by increasing the number of people for whom we provide managed vision care benefits as well as by adding well established retailers to our existing family of retailers; and

•                    increase our sales of frames manufactured by us in Cole retail stores.

We substantially completed our strategic integration plan with respect to Cole in the third quarter of 2006. As of December 31, 2006, Cole operated 1,781 owned and leased department locations and 417 franchise locations throughout North America.

Our retail network in North America has expanded in 2007 with the completion of our acquisition of D.O.C. Optics, an optical retail business with approximately 100 stores located primarily in the midwest United States. This acquisition represents another key step in our strategy to maximize growth opportunities for our optical retail brands, including LensCrafters and Pearle Vision.  We will continue to look to expand our retail operations in North America through the opening of new stores or kiosks, or strategic acquisitions when we deem them to be appropriate.

OPSM. In August 2003, we completed the acquisition of 82.57 percent of OPSM, and we completed the acquisition of the minority interest in OPSM in March 2005. This acquisition has resulted in what we believe is a leadership position in the prescription business in the Australian and New Zealand markets and provided us with new growth opportunities in the Asian market. As of December 31, 2006, OPSM had 466 stores in Australia operating under three brands, OPSM, Laubman & Pank and Budget Eyewear, each of which targets a clearly defined market segment, and operates 22 franchise locations throughout Australia. OPSM is the market leader in New Zealand, based on corporate-owned store locations, with 39 stores as of December 31, 2006. OPSM sold its businesses in Singapore and Malaysia during 2005.

Our Principal Markets

The following table presents our net sales by geographic market for the periods indicated:

	Year Ended December 31,
	(In thousands of Euro)
	2004	2005	2006
Italy Wholesale	832,813	998,420	1,321,887
North America Retail(1)	1,861,797	2,632,265	2,840,977
North America Wholesale	146,076	179,595	235,526
Asia-Pacific Retail	348,300	365,867	388,505
Asia-Pacific Wholesale	116,605	150,926	215,135
Other Retail	60,898	61,165	64,678
Other Wholesale	425,732	514,031	697,278
Adjustment/Eliminations(2)	(612,608)	(768,006)	(1,087,828)
Total	3,179,613	4,134,263	4,676,156

(1)             Excludes the sales of our Things Remembered specialty retail business, which was sold in September 2006. Things Remembered sales for fiscal 2004, 2005 and 2006 were Euro 75.7 million, Euro 236.5 million and Euro 157.1 million, respectively.

(2)             “Adjustment/Eliminations” represents the elimination of intercompany sales.

Seasonality and Effect of 53-Week Year

We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 57.2 percent and 55.8 percent of our units sold in 2006 and 2005, respectively. As a result, our net sales are typically higher in the second quarter, which includes sales to customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. A 53-week year occurs in five to six year intervals and is expected to occur again in fiscal 2008.

Production Process

Overview

We produce both metal and plastic frames. In addition to our frame manufacturing capacity, since 1999 we have also produced crystal and polycarbonate sunglass lenses exclusively for our sunglasses collections. Production is principally carried out in our six Italian manufacturing facilities. In China, we produce certain products distributed mainly by our North American retail group and certain finished products for our wholesale business, mainly in our owned production facilities. Each of our facilities is tailored to a specific production technology that we believe allows us to achieve a high level of productivity.

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

All prototypes are subject to review and approval by our licensors and our designers to ensure consistency with the distinctive image of each product line. Our collections consist of both new models and the most successful existing models. Each year, we add approximately 1,800 new models to our eyewear collections. The ability to constantly renew our product base has enabled us to meet consumer demand in each market segment in which our brands are targeted. See Item 3—“Key Information—Risk Factors— If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer.”

Sourcing

The principal raw materials and parts purchased for our manufacturing process include plastic resins, metals, lenses and frame parts. We purchase a substantial majority of our raw materials in Europe and to a lesser extent in Asia and the United States. In addition, we use certain external suppliers for frames, eyeglass cases and packaging materials. The Ray-Ban acquisition provided us with know-how and sunglass crystal lens manufacturing capabilities. We believe that our ability to produce sunglass crystal lenses is strategically important given our expanded presence in the sunglasses market.

We do not depend on any single supplier for any of our principal raw materials or frames. Although we do not have formal, long-term contracts with our suppliers, we have not experienced any significant interruptions in our supplies. Historically, prices of the principal raw materials used in our manufacturing process have been stable.

Manufacturing

We have six frame manufacturing facilities in Italy. Five facilities are located in northeastern Italy, the area in which most of the country’s optical industry is based, and the remaining facility is located near Turin. All of our facilities are highly automated, which has allowed us to maintain a high level of production without significant capital outlay. In certain of these facilities, we also produce sunglass crystal lenses and polycarbonate lenses. In 2006, we rationalized our operations in Italy by building a new, approximately 32,000 square meters manufacturing facility to produce acetate frames and sunglasses for a total investment of approximately Euro 20.0 million. We were able to re-dedicate one of our former facilities to our logistics operation for a total investment of Euro 6.2 million. From 1998 to 2001, we operated, through our 50 percent-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner, a facility in China to manufacture prescription frames. In 2001, we acquired the remaining 50 percent interest in this Chinese company so that it became one of our wholly owned subsidiaries. In 2006, we increased our manufacturing capacity in mainland China through the construction of a new, approximately 26,000 square meters manufacturing facility to produce both metal and plastic frames for a total investment of approximately Euro 20.0 million. After the construction of this new facility, our annual average daily production in mainland China increased by approximately 80 percent compared to 2005.  The percentage of private label products produced at our facilities in China has been decreasing in favor of increased production of certain of our core, fashion and North American brands.

Over the past several years, we have consolidated our manufacturing processes by tailoring each of our manufacturing facilities in Italy to a specific production technology. This consolidation has allowed us to improve both the productivity and quality of our operations. We produce plastic frames in our facilities in Sedico, Pederobba and Turin, while metal frames are produced in our facilities in Agordo and Rovereto. Certain frame parts are produced in our facility in Cencenighe. In 2006, approximately 56 percent of the frames manufactured by us were metal-based, and the remainder was plastic.

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

Costs associated with research and development activities are expensed when incurred and are not significant.

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

Distribution by Wholesale Division

We currently distribute our products in approximately 130 countries and operate 32 wholly or majority owned wholesale distribution subsidiaries strategically located in major markets worldwide. In markets where we do not have wholesale distribution subsidiaries, we employ approximately 100 independent distributors.

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

The following table sets forth certain information regarding our wholesale distribution subsidiaries and affiliates:

Subsidiary	Country of Formation	Percentage Ownership
Luxottica S.r.l.	Italy	100%
Luxottica Fashion Brillen GmbH	Germany	100%
Luxottica Portugal S.A.	Portugal	100%
Luxottica France S.A.R.L.	France	100%
Luxottica Iberica S.A.	Spain	100%
Luxottica U.K. Ltd.	United Kingdom	100%
Luxottica Belgium N.V.	Belgium	100%
Luxottica Sweden AB.	Sweden	100%
Oy Luxottica Finland AB.	Finland	100%
Luxottica Vertriebsgesellschaft MbH	Austria	100%
Luxottica Norge AS.	Norway	100%
Avant-Garde Optics, LLC	U.S.A.	100%
Luxottica Canada Inc.	Canada	100%
Luxottica Do Brasil Ltda	Brazil	100%
Luxottica Mexico S.A. de C.V.	Mexico	100%
Luxottica Argentina S.r.l.	Argentina	75%
Mirari Japan Co Ltd.	Japan	100%
Luxottica South Africa Pty Ltd.	South Africa	100%
Luxottica Middle East FZE	United Arab Emirates	100%
Luxottica (Switzerland) A.G.	Switzerland	97%

Luxottica Australia Pty Ltd.	Australia	100%
Luxottica Optics Ltd.	Israel	74.9%
Luxottica Hellas A.E.	Greece	70%
Luxottica Nederland B.V.	The Netherlands	51%
Luxottica Gozluk Endustri Ve Ticaret A.S.	Turkey	64.84%
Luxottica Poland Sp. Z.o.o.	Poland	100%
Luxottica Central Europe Ltd.	Hungary	100%
Luxottica South Eastern Europe Ltd.	Croatia	100%
Luxottica Trading and Finance Limited	Ireland	100%
Mirarian Marketing Ltd.	Singapore	51%
RayBan Sun Optics India Ltd.(1)	India	70.5%
Luxottica Korea Ltd.	Korea	100%

(1)           The shares of RayBan Sun Optics are publicly traded on the BSE Stock Exchange, Mumbai. Since we did not own a 50 percent equity interest in the entity as of December 31, 2006, we accounted for this entity under the equity method of accounting for the year ending December 31, 2006. Effective as of June 26, 2007, we acquired approximately 70.5 percent of RayBan Sun Optics through a public tender offer.  See Item 4—“Information on the Company—Business Overview—Recent Developments—Ray Ban Indian Holdings Offer” above for more information.

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

No single customer or group of related customers accounted for more than five percent of our consolidated net sales in any of the past three years. We do not believe that the loss of any single customer would have a material adverse effect on our financial condition or results of operations.

Our distribution system is integrated internationally. A worldwide computerized information network links the distribution and sales systems with the production facilities in Italy. This network enables us to monitor worldwide sales trends and inventory positions on a daily basis and to allocate production resources accordingly.

We believe that one of our key competitive strengths is our ability to promptly satisfy customer demand in a timely manner, both prior to and following a sale. In order to further improve our customer service capabilities, we have centralized our distribution centers in Europe (Italy) and Asia (Japan). Since the Cole acquisition, we have consolidated our distribution centers in Memphis and Atlanta, the main distribution center for our retail division, and are in the final stages of centralizing our wholesale distribution centers in North America. We believe that centralizing our distribution centers improves the efficiency of our distribution operations while reducing the related costs.

Distribution by Retail Division

Through our retail division, we believe we operate the largest group of optical superstores in both the United States and Canada based on both sales and store count. We believe we are the largest specialty retailer of sunglasses in the world based on 2006 revenues and believe we have become a leading player in the Australian prescription segment. We also sell watches and accessories in certain sunglass retail locations and, until September 2006, sold personalized gifts under the name “Things Remembered.”

In our optical retail stores, customers can choose from a large selection of frames and lenses offering a high level of comfort and fit. LensCrafters customers can obtain a completed pair of prescription glasses in approximately one hour because of on-site lens grinding laboratories. In our Sunglass Hut locations, customers can choose from a large selection of Luxottica and third-party vendor manufactured sunglasses. In addition, Sunglass Hut locations can assist customers in purchasing other accessories to complement their sunglasses. As of December 31, 2006, our retail division consisted of 5,280 owned or leased department retail locations and 454 franchised locations as follows:

	North America	Europe/ Middle East	Australia / New Zealand	China / Hong Kong	Total
LensCrafters	902			75	977
Sunglass Hut	1,502	92	224		1,818
Pearle Vision and Licensed Brands	1,781				1,781
OPSM Group			505	199	704
Franchised Locations	417	15	22		454
	4,602	107	751	274	5,734

In 2006, units manufactured with our own brand names or our licensed brands, represented approximately 72.4 percent, 42.1 percent, 42.1 percent and 66.6 percent of the total sales of frames based on units sold by LensCrafters, Cole, OPSM and Sunglass Hut, respectively. OPSM was acquired in August 2003 and at such time 3.5 percent of the total sales of frames sold were supplied by us. Cole was acquired in October 2004, and at such time less than one percent of the total sales of frames sold were supplied by us. The retail division’s outlets sell not only frames that we manufacture but also a wide range of frames, lenses and other ophthalmic products manufactured by other companies.

Substantially all LensCrafters (excluding the LensCrafters rebranded stores in China), Cole and OPSM stores have an employed or independent optometrist on site, allowing the customer to have an eye examination, select from a large range of prescription eyewear, and receive the selected frame with prescription lenses from one location. In addition, substantially all of our LensCrafters stores (excluding the LensCrafters rebranded stores in China), have a lens grinding laboratory on site, which allows our customers to receive a complete set of prescription frames or sunglasses in approximately one hour.

Competition

The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglasses companies in various local markets. We believe that our principal competitor in the design, manufacture and distribution of eyewear within the prescription frames market is Safilo Group S.p.A., or Safilo. We believe that our principal competitors in the sunglasses market include Safilo, De Rigo S.A. and Oakley. See “—Business Overview—Recent Developments—Acquisitions” for more information regarding the Oakley acquisition. Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our retail division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as on the popularity and market acceptance of our brands. See Item 3—“Key Information—Risk Factors—If we are unable to successfully introduce new products, our future sales and operating performance will suffer” and “—If we fail to maintain an efficient distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer.”

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

Marketing

Our marketing and advertising activities are designed primarily to enhance the image of Luxottica and our brand portfolio and to drive traffic into our retail locations. Advertising expenses amounted to approximately six percent of our net sales in each of 2004, 2005 and 2006.

Marketing Strategy for Our Wholesale Distribution Business

Our marketing strategy in the wholesale distribution business is focused on promoting our extensive brand portfolio, our corporate image and the value of our products. Advertising is extremely important in supporting our marketing strategy, and we therefore engage in extensive advertising activities, both at the point-of-sale and through various media directed at the end consumer of our products.

In our media advertising, we utilize direct media, such as print, radio and television, as well as billboard advertising. The extent of our advertising activities and the selection of different media depend upon the competitive conditions in each particular market. In addition, we advertise in publications targeted to independent practitioners and other market-specific magazines.

Our point-of-sale marketing materials consist of displays, counter cards, catalogs, posters and product literature. Many of these materials are linked to our consumer advertising campaigns. Because the point-of-sale has become increasingly important both as a communication medium and in terms of the consumer brand experience. In 2007, we have developed a new approach for our Ray-Ban brand with a shop-in-shop modular concept. This concept can be adapted to the stores we identify as the most suitable, permitting the best delivery of Ray-Ban’s clear and unique brand signature.

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

Marketing Strategy for Our Retail Business

In addition to the marketing activities described above, we engage in promotional and advertising activities through our retail business with both short- and long-term objectives. Our short-term objectives are to attract customers to our stores and promote sales. Our long-term objective is to build the image and visibility of our retail brands throughout the world, such as the LensCrafters and Pearle Vision brands in North America, the Sunglass Hut brand worldwide, the OPSM, Laubman & Pank and Budget Eyewear brands in Australia and New Zealand, thereby encouraging customer loyalty and return purchases. We believe that the product quality and service provided by our retail business contribute to our short- and long-term marketing objectives.

A considerable amount of our retail business’s marketing budget is dedicated to direct marketing activities, such as communications with customers (e.g., mailings and catalogues). Our direct marketing activities benefit from our large database of customer information in the United States and in Australia. Another significant portion of the marketing budget is allocated to broadcast and print media (e.g., television, radio and magazines) designed to reach the broad markets in which we operate with image-building messages about our retail business.

Trademarks, Trade Names and License Agreements

Trademarks and Trade Names

As of December 31, 2006, our principal trademarks or trade names included Luxottica, Ray-Ban, Persol, Vogue, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank and Budget Eyewear. Our principal trademarks are registered world-wide. Other than Luxottica, Ray-Ban, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank and Budget Eyewear, we do not believe that any single trademark or trade name is material to our business or results of operations. Ray-Ban products accounted for approximately 13.5 percent of our net sales in 2006. Management believes that our trademarks have significant value in marketing our products.

LensCrafters has introduced several trademarked lenses in recent years that contain innovative technology, such as FeatherWates®) (lightweight, thin and impact resistant lenses), DURALENS® (super scratch-resistant lenses), Invisibles® (anti-reflective lenses) and MVP Maximum View Progressives® (multi-focal lenses without visible lines). LensCrafters purchases these lenses under non-exclusive arrangements with third parties. The names of the lenses used by LensCrafters are typically trademarked, and the trademarks are typically owned by us. OPSM has trademarked several lenses in recent years that it uses in its advertising. They include Activise™ for contact lenses, Active™ for polycarbonate eyeglass lenses and Invisibles™ for multi-coated eyeglass lenses.

We do not have any patents that we believe are, individually or in the aggregate, material to our results of operations or financial condition.

See Item 3 —“Key Information—Risk Factors—If we are unable to protect our proprietary rights, our sales might suffer and we may incur significant costs to defend such rights.”

License Agreements

We have entered into certain license agreements to manufacture and distribute prescription frames and sunglasses with numerous designers. These license agreements have terms expiring through 2022. The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration
Jones Investment Co. Inc	Anne Klein	U.S. and rest of world exclusive licenses	December 31, 2009
Bulgari S.p.A.	Bulgari	Worldwide exclusive license	December 31, 2010
Salvatore Ferragamo Italia S.p.A.	Salvatore Ferragamo Ferragamo	Worldwide exclusive license	December 31, 2008 (Renewable until December 31, 2013)
Retail Brand Alliance, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2009
Prada S.A.	Prada, Miu Miu	Worldwide exclusive license	December 31, 2013 (Renewable until December 31, 2018)
Gianni Versace S.p.A.	Gianni Versace, Versace, Versace Sport, Versus	Worldwide exclusive license	December 31, 2012 (Renewable until December 31, 2022)
Chanel SARL Chanel SA, Chanel SAS (FR), Chanel Limited (UK), Chanel Inc. (USA) and Chanel Sok RL (Panama)	Chanel	Worldwide exclusive license	March 31, 2008
Donna Karan Studio LLC	Donna Karan, DKNY	Worldwide exclusive license	December 31, 2009 (Renewable until December 31, 2014)
Adrienne Vittadini LLC**	Adrienne Vittadini	Worldwide exclusive license	December 31, 2009
Dolce & Gabbana S.r.l.	D&G, Dolce & Gabbana	Worldwide exclusive license	December 31, 2010 (Renewable until December 31, 2015)
Burberry Limited	Burberry	Worldwide exclusive license	December 31, 2015
PRL USA The Polo/Lauren Company LP	Polo Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company Chaps***	Worldwide exclusive license	March 31, 2017
Club Monaco Corp.	Club Monaco	U.S. and Canada exclusive license	March 31, 2012 (renewable until March 31, 2017)
Tiffany & Co.	TIFFANY & CO. Tiffany	Selective worldwide exclusive license	December 31, 2017

*                                        Retail Brand Alliance, Inc. is indirectly owned and controlled by one of our directors.

**                                 Adrienne Vittadini LLC was indirectly owned and controlled by one of our directors until November 2006, at which time it was transferred to a third party.

***                          U.S., Canada, Mexico and Japan only.

Under these license agreements, we are required to pay a royalty which generally ranges from five percent to twelve percent of net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts between  five percent and ten percent of net sales. The particular licensor is responsible for the manner and form of advertising for its collection. These license agreements typically have terms ranging from three to ten years, but may be terminated early by either party for a variety of reasons, including non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, any change in the ownership of the ordinary shares resulting in a change in control of Luxottica Group S.p.A.

Other than Prada and Miu Miu (which in aggregate account for 5.5 percent of net sales), no single designer line accounted for more than five percent of net sales for the year ended December 31, 2006. Management believes that, while the early termination of one or a small number of the current license agreements may have an adverse effect on our results of operations in the short term, any such termination would not have a material adverse effect on our long-term results of operations or financial condition. Upon any early termination of an existing license agreement, we expect that we would seek to enter into alternative arrangements with other designers to reduce any negative impact of such a termination.

Regulatory Matters

Our products are subject to governmental health and safety regulations in most of the countries where they are sold, including the United States. We regularly inspect our production techniques and standards to ensure compliance with applicable requirements. Historically, compliance with such requirements has not had a material effect on our operations.

In addition, governments throughout the world impose import duties and tariffs on products being imported into their countries. Although in the past we have not experienced situations in which the duties or tariffs imposed materially impacted our operations, we can provide no assurances that this will be true in the future.

Our past and present operations, including owned and leased real property, are subject to extensive and changing environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of waste or otherwise relating to the protection of the environment. We believe that we are in substantial compliance with the applicable environmental laws and regulations. However, we cannot predict with any certainty that we will not in the future incur liability under environmental statutes and regulations with respect to contamination of sites formerly or currently owned or operated by us (including contamination caused by prior owners and operators of such sites) and the off-site disposal of hazardous substances.

Our retail operations are also subject to various legal requirements in the United States, Australia, Canada, New Zealand, Hong Kong, Singapore and Malaysia that regulate the permitted relationships between licensed optometrists or ophthalmologists, who primarily perform eye examinations and prescribe corrective lenses, and opticians, who fill such prescriptions and sell eyeglass frames.

Organizational Structure

We are a holding company, and virtually all of our operations are conducted through our wholly owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, Cole Licensed Brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through approximately eight manufacturing plants and 32 geographically oriented wholesale distribution subsidiaries. See “—Distribution” for a breakdown of the geographic areas.

The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

Subsidiary	Country of Incorporation	Percentage of Ownership
Manufacturing
Luxottica S.r.l.	Italy	100%
Luxottica Tristar Optical Ltd	China	100%
Distribution
Avant-Garde Optics, LLC	U.S.A.	100%
Cole Vision Corporation	U.S.A.	100%
LensCrafters Inc.	U.S.A.	100%
Sunglass Hut Trading Corporation	U.S.A.	100%
Pearle Vision, Inc.	U.S.A.	100%
OPSM Group Limited	Australia	100%
Holding companies
Luxottica U.S. Holdings Corp.	U.S.A.	100%
Luxottica South Pacific Pty Ltd	Australia	100%
Sunglass Hut International, Inc.	U.S.A.	100%
Cole National Corporation	U.S.A.	100%

Property, Plants and Equipment

Our corporate headquarters is located at Via C. Cantù 2, Milan, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of December 31, 2006 is set forth below:

Location	Use	Owned/Leased	Approximate Area in Square Feet
Milan, Italy	Corporate Headquarters	Owned	51,548
Agordo, Italy	Administrative offices and manufacturing facility	Owned	827,292
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American retail division distribution center	Owned	183,521
Port Washington (NY), United States	U.S. offices and U.S. wholesale distribution center	Owned	140,700
Espoo, Finland	Offices, warehouse	Leased	2,884
Oulu, Finland	Offices	Leased	484
Goteborg, Sweden	Offices, warehouse	Owned	6,942
Stockholm, Sweden	Offices	Leased	258
Kongsberg, Norway	Offices	Leased	3,132
Macquarie Park, Australia	Offices	Leased	61,496
Chipping Norton, Australia	Ophthalmic laboratory	Leased	60,172
Revesby, Australia	Distribution center	Leased	61,054
Auckland, New Zealand	Offices	Leased	31,011
Millennium City, Hong Kong	Offices,	Leased	9,072
Kwong Sang, Hong Kong	Distribution center and warehouse	Leased	3,760
Heemstede, Holland	Offices	Leased	8,073
São Paulo, Brazil	Offices, warehouse	Leased	18,363
Buenos Aires, Argentina	Offices, warehouse, showroom	Leased	3,438
Cincinnati (Ohio), United States	Ophthalmic laboratory, warehouse, distribution center	Leased	132,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center	Leased	80,000
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	43,392
Knoxville (Tennessee), United States	Ophthalmic laboratory	Leased	38,500
Winnipeg (Manitoba), Canada	Ophthalmic laboratory, distribution center	Leased	21,687

Salonica - Thessalinki, Greece	Sales office	Leased	2,813
Athens-Anthousa, Greece	Offices	Leased	40,137
Deurne, Belgium	Offices, archive-small deposit	Leased	4,560
Barcelona, Spain	Offices, warehouse, showroom	Leased	23,338
Madrid, Spain	Showroom	Leased	1,729
Hammersmith, London, UK	Offices	Leased	7,400
Park Royal, London, UK	Warehouse for storage	Leased	3,757
Guangzhou, China	Factory, warehouse	Leased	2,900
Dongguan, China	Offices, factory, dormitory	Owned	1,097,300
Dongguan, China	Land	Owned	1,607,500
Klosterneuburg, Austria	Offices	Leased	3,767
Prague, Czech Republic	Showroom	Leased	215
Bratislava, Slovak Republic	Showroom	Leased	150
Tokyo, Japan	Sales office	Leased	13,149
Fukui, Japan	Offices, distribution center	Owned	45,364
Fukui, Japan	Warehouse	Leased	3,389
Osaka, Japan	Sales office	Leased	1,949
Nagoya, Japan	Sales office	Leased	1,159
Fukuoka, Japan	Sales office	Leased	1,065
Shanghai, China	Sales office, distribution center and warehouse	Leased	13,046
Schonbuhl, Switzerland	Offices	Leased	3,164
Dubai, U.A.E.	Offices	Leased	1,645
Krakow, Poland	Offices	Leased	1,615
Lisbon, Portugal	Offices, warehouse	Owned	64,583
Munich, Germany	Offices, showroom	Leased	8,212
Bhiwadi, India	Manufacturing facility, corporate offices	Owned	343,474
Johannesburg, South Africa	Offices, showroom	Leased	5,382
Mexico City, Mexico	Offices, warehouse	Leased	17,222
Valbonne, France	Offices	Owned	14,240
Seoul, Korea	Sales office	Leased	4,410
Singapore	Sales office	Leased	1,604
Mississauga, Canada	Offices	Owned	21,000
Hertzelya, Israel	Offices, warehouse	Leased	5,382
Rovereto, Italy	Frame manufacturing facility	Owned	215,026
Sedico, Italy	Frame manufacturing facility and distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	174,176
Pederobba, Italy	Frame manufacturing facility	Owned	84,111
Sedico, Italy	Distribution center	Owned	342,830
Budapest, Hungary	Showroom, office space	Leased	472,440
Gurgaon, India	Showroom, office space	Leased	5,052
Dublin, Ireland	Office space	Leased	2,487
Izmir, Turkey	Headquarters, offices, warehouse	Leased	92,750
Istanbul, Turkey	Sales offices	Leased	3,960
Istanbul, Turkey	Sales offices	Leased	559
Ankara, Turkey	Sales offices	Leased	688
Ankara, Turkey	Sales offices	Leased	624
Adana, Turkey	Sales offices	Leased	441

Adana, Turkey	Sales offices	Leased	591
Samsun, Turkey	Sales offices	Leased	785

As of December 31, 2006, LensCrafters leased 977 retail stores in North America and China (including Hong Kong), and Sunglass Hut leased 1,818 retail locations throughout North America, Europe and Australia.

As of December 31, 2006, Cole leased 1,781 optical retail locations including 1,358 stores in licensed departments in host stores. OPSM leased 505 retail stores in Australia and New Zealand and 199 retail stores in mainland China and Hong Kong. All of our leases expire between 2007 and 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

We believe that our current facilities (including our manufacturing capacity) are adequate to meet our present and reasonably foreseeable needs. Other than the capital lease for our offices in Valbonne (France), there are no encumbrances on any of our principal owned properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate in our retail segment principally through LensCrafters, Sunglass Hut, OPSM, and since October 2004, Cole. As of December 31, 2006, the retail segment consisted of 5,280 owned or leased corporate-owned retail locations and 454 franchised locations as follows:

	North America	Europe/ Middle East	Australia / New Zealand*	China / Hong Kong*	Total
LensCrafters	902			75	977
Sunglass Hut	1,502	92	224		1,818
Pearle and Licensed Brands	1,781				1,781
OPSM Group			505	199	704
Franchised Locations	417	15	22		454
	4,602	107	751	274	5,734

LensCrafters and Cole have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM operates retail outlets located in Australia, New Zealand, and Hong Kong. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales.  In 2006, we began operating retail locations in mainland China and currently we are in the process of rebranding many of the locations to our premium LensCrafters brand. We expect to rebrand approximately 153 a stores in China to LensCrafters by the end of 2007.

Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division retail channel. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

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

As a result of our acquisition of LensCrafters in May 1995 and the subsequent expansion of our business activities in the United States through the acquisition of the Ray-Ban business, Sunglass Hut and Cole, our results of operations, which are reported in Euro, have been rendered more susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S.$1.2435 in 2004 to Euro 1.00 = U.S.$1.2444 in 2005 to Euro 1.00 = U.S.$1.2553 in 2006. Additionally, with the acquisition of OPSM, our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—“Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity” and Item 3—“Key Information—Risk Factors—If the Euro continues to strengthen relative to certain other currencies, our profitability as a consolidated group will suffer.”

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

We have completed our evaluation of the impact of adopting Financial Accounting Interpretation No. 48 (“FIN 48”),  Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which we have adopted beginning on January 1, 2007. FIN 48 requires, among other things, a dual-step approach (Recognition and Measurement) in recognizing uncertain tax positions taken or expected to be taken on tax returns. The recognition test requires that the tax position meet a threshold of “more-likely-than-not,” based solely on its technical merits, that it will be sustained upon examination by the taxing authority. After this test is met, FIN 48 permits us to recognize a tax benefit equal to the largest amount of benefit that is more than 50 percent likely to be realized upon final settlement with the taxing authority. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption. The cumulative effect of adoption will be an adjustment to our January 1, 2007 retained earnings of Euro 8.2 million.

Inventories

Our manufactured inventories were approximately 75.4 percent and 66.7 percent of total frame inventory for 2005 and 2006, respectively. All inventories at December 31, 2006 were valued using the lower of cost (as determined under a weighted-average method which approximates the first in, first out method) or market. Inventories are recorded net of allowances for possible losses among other reserves. These reserves are calculated using various factors including quantity on hand, sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2006, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 2.5 billion or approximately 51.4 percent of total assets.

As acquisitions are an important element of our growth strategy, valuations of the assets acquired and liabilities assumed on the acquisition dates could have a significant impact on our future results of operations.  Fair values of those assets and liabilities on the date of the acquisition could be based on estimates of future cash flows, and operating conditions for which the actual results may vary significantly.  This may lead to, among other items, impairment charges, and payment of liabilities different than amounts originally recorded which could have a material impact on future operations.

SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), sets forth requirements relating to accounting for ongoing intangibles. Under SFAS No. 142, goodwill and intangible assets deemed to have an indefinite life are no longer amortized in the same manner as under the previous standards, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years.

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

Recent Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140, with respect to accounting for separately recognized servicing assets and servicing liabilities. The statement requires, among other things, that an entity use fair value to initially measure these assets and liabilities, if practicable. The adoption of such standard is for fiscal years beginning after September 15, 2006 and is not expected to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which establishes a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require new fair value measurements but clarifies the definition, method and disclosure requirements of previously issued standards that address fair value measurements. The adoption of such standard is for fiscal years beginning after November 15, 2007. We are currently evaluating the disclosure requirements and their effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R), which requires us to recognize an asset or liability for the funded status (the difference between the fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the projected benefit obligation) of its retirement plans and recognize changes in the funded status annually through other comprehensive income (loss).  The statement also changes the date in which the funded status can be measured (eliminating the 90-day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006.  See Note 10 to our Consolidated Financial Statements included in Item 18 of this annual report for the effect of adoption. The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. We are currently evaluating the impact of changing the measurement date on our consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, which allows us to record at fair value financial assets and liabilities, with any changes being recorded in earnings.  This can be done on an instrument-by-instrument basis in most circumstances, is irrevocable after election for that instrument and must be applied to the entire instrument.  The adoption of such standard is effective for fiscal years beginning after November 15, 2007 and is not expected to have a material effect on our consolidated financial statements.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	Year Ended December 31,
	2004(1)	2005(1)	2006(1)
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	32.0	31.8	30.5
Gross Profit	68.0	68.2	69.5
Operating Expenses:
Selling and Advertising	42.2	42.9	42.1
General and Administrative	10.6	11.2	11.3
Total	52.8	54.1	53.4
Income From Operations	15.1	14.1	16.2
Other Income (Expense)—Net	(1.1)	(1.0)	(1.7)
Provision For Income Taxes	(4.9)	(4.8)	(5.1)
Minority Interests in Income of Consolidated Subsidiaries	(0.3)	(0.2)	(0.2)
Net Income From Continuing Operations	8.8	8.0	9.2
Discontinued Operations	0.2	0.3	(0.1)
Net Income	9.0	8.3	9.1

(1)             Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2004, 2005 and 2006.

For additional financial information by operating segment and geographic region, see Note 13 to our Consolidated Financial Statements included in Item 18 of this annual report.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

Net Sales.  Net sales increased 13.1 percent to Euro 4,676.2 million during 2006 as compared to Euro 4,134.3 million in 2005. The increases in our net sales primarily resulted from the strong performance in both the retail and the manufacturing and wholesale segments, which was partially offset by approximately Euro 34.9 million (equivalent to 0.9 percent) in negative currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct our business, including the U.S. dollar and the Australian dollar.  After the effect of currency fluctuations, the manufacturing and wholesale segment had an increase in net sales to third parties of approximately Euro 307.0 and the retail segment had an increase in net sales to third parties of approximately Euro 234.9 million.  Currency fluctuations offset the net sales for the manufacturing and wholesale segment by approximately Euro 1.9 million and by approximately Euro 33.0 million for the retail segment.

Net sales in the retail segment increased by 7.6 percent to Euro 3,294.2 million for 2006 from Euro 3,061.7 million in 2005. Euro 208.1 million of this increase was attributable to the positive performance of the North American retail operations primarily due to: (i) a 7.1 percent increase in same-store sales; and (ii) the addition of U.S.$ 26.7 million in sales from the approximately 70 new Canadian retail outlets which were acquired in June 2006, which was partially offset by a negative exchange rate effect of Euro 25.0 million. An additional Euro 20.2 million of the increase was attributable to an increase in net sales in the Asia-Pacific retail business, primarily due to Euro 11.3 million in additional net sales contributed by the newly acquired stores in China.

Net sales to third parties in the manufacturing and wholesale segment increased by 28.6 percent to Euro 1,382.0 million for 2006 as compared to Euro 1,075.0 million in 2005. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as the continued success of sales of branded products of our designer lines, such as Prada and Bvlgari, and the continued development of new branded products such as Dolce & Gabbana (which we began distributing in October 2005). These increases occurred primarily in the European and North American markets, which account for approximately 78.5 percent of our net sales to third parties in our manufacturing and wholesale segment.

On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada resulted in net sales of Euro 3,076.4 million in 2006, comprising 65.8 percent of total net sales and an increase of Euro 264.5 million or 9.4 percent as compared to 2005. Net sales for operations in “Asia-Pacific” were Euro 498.4 million during 2006 as compared to Euro 461.2 million in 2005, which represented an 8.1 percent increase in net sales. Net sales for the rest of the world accounted for the remaining Euro 1,101.4 million of net sales during 2006, which represented a 27.9 percent increase in net sales as compared to 2005. The increase in the rest of the world was primarily attributable to strong performance in almost all major European markets that led to an increase in sales of Euro 190.4 million in 2006 as compared to 2005.

During 2006, net sales in the retail segment accounted for approximately 70.4 percent of total net sales, as compared to approximately 74.0 percent of net sales in 2005. This decrease in retail net sales as a percentage of total net sales is attributable to a significant increase in net sales to third parties in our manufacturing and wholesale segment, which grew by 28.6 percent in 2006.

Cost of Sales. Cost of sales increased by 8.3 percent to Euro 1,426.0 million in 2006, from Euro 1,316.7 million in 2005, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales decreased to 30.5 percent from 31.8 percent.  This decrease as a percentage of net sales was primarily attributable to the change in sales mix resulting from increased sales of our Ray-Ban brand and sales of branded products of our designer lines, Prada, Bvlgari and Dolce & Gabbana, which carry a higher gross margin than other lines, increased efficiency in our manufacturing facilities leveraging the fixed cost structure to produce more frames, and increased production to cover the additional demand for our products. In 2006, the average number of frames produced daily in Luxottica’s facilities was approximately 153,000 as compared to 115,000 for the same period of 2005, attributable to increased production in the Tristar facility, as well as improved productivity in our Italian factories.

Gross Profit. For the reasons described above, gross profit increased by 15.4 percent to Euro 3,250.2 million in 2006 from Euro 2,817.6 million in 2005. As a percentage of net sales, gross profit increased to 69.5 percent in 2006 from 68.2 percent in 2005, primarily due to the increase in gross profit of the manufacturing and wholesale segment.

Operating Expenses. Total operating expenses increased by 11.5 percent to Euro 2,494.2 million in 2006 from Euro 2,236.2 million in 2005. As a percentage of net sales, operating expenses decreased to 53.3 percent in 2006 from 54.1 percent in 2005 primarily attributable to the increase in net sales while maintaining strong cost controls in both our manufacturing and wholesale and our retail segments.

Selling and advertising expenses (including royalty expenses) increased by 10.9 percent to Euro 1,967.0 million in 2006, from Euro 1,774.2 million in 2005, primarily due to increased net sales. As a percentage of net sales, selling and advertising expenses decreased to 42.1 percent in 2006 from 42.9 percent in 2005, primarily attributable to a reduced commissions percentage relative to sales earned by the wholesale sales force and to lower store costs in the North American retail business leveraging the fixed cost store structure by an increase in same store sales. As we integrate the newly acquired stores in both Canada and China, we expect to further realize a reduction in selling expenses as a percentage of sales.

General and administrative expenses, including intangible asset amortization, increased by 14.1 percent to Euro 527.1 million in 2006 from Euro 462.0 million in 2005. This includes approximately Euro 48.0 million of expense relating to stock options expensed in accordance with SFAS No. 123(R), which we adopted on January 1, 2006, as compared to Euro 22.7 million in 2005 (calculated according to APB 25).  As a percentage of net sales, general and administrative expenses increased to 11.3 percent in 2006 from 11.2 percent in 2005.

Income from Operations. For the reasons described above, income from operations for 2006 increased by 30.0 percent to Euro 756.0 million from Euro 581.4 million in 2005.  As a percentage of net sales, income from operations increased to 16.2 percent in 2006 from 14.1 percent in 2005.

Operating margin, which is income from operations divided by net sales, in the manufacturing and wholesale segment increased to 26.0 percent in 2006 from 23.2 percent in 2005. This increase in operating margin is attributable to lower sales commissions as a percentage of sales and higher gross profit due to a more favorable brand mix, partially offset by higher advertising expenses (including royalty expenses).

Operating margin in the retail segment increased to 13.1 percent in 2006 from 11.6 percent in 2005.  This increase in operating margin is attributable to lower store costs in the North American retail business, as well as increased net sales in the North American retail business due to the fixed cost store structure.

Other Income (Expense)-Net. Other income (expense)-net was Euro (77.8) million in 2006 as compared to Euro (42.1) million in 2005. This increase in other income (expense)-net is mainly attributable to net realized and unrealized foreign exchange transaction and remeasurement losses in 2006 as compared to gains on similar items in 2005. Net interest expense was Euro 60.8 million in 2006 as compared to Euro 60.5 million in 2005 attributable to an increase in interest rates which offset a decrease in outstanding indebtedness.

Net Income from Continuing Operations. Income before taxes increased by 25.7 percent to Euro 678.2 million in 2006 from Euro 539.3 million in 2005. As a percentage of net sales, income before taxes increased to 14.5 percent in 2006 from 13.0 percent in 2005. Minority interest decreased to Euro 8.7 million in 2006 from Euro 9.3 million in 2005.  The Company’s effective tax rate was 35.2 percent in 2006, as compared to 37.0 percent in 2005 due to a reduction in taxes in foreign jurisdictions.  The most significant portion of the benefit is due to the adoption in Australia of a consolidated tax regime, which resulted in an increase in the tax basis of certain assets. We have completed our evaluation of the impact of adoption of FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.  See “—Income Taxes” above for a more detailed discussion.

Net income from continuing operations increased by 30.2 percent to Euro 430.7 million in 2006 from Euro 330.8 million in 2005. Net income from continuing operations as a percentage of net sales increased to 9.2 percent in 2006 from 8.0 percent in 2005.

Basic earnings per share from continuing operations for 2006 were Euro 0.95 as compared to Euro 0.73 in 2005. Diluted earnings per share from continuing operations for 2006 were Euro 0.94 as compared to Euro 0.73 in 2005.

Discontinued Operations. Discontinued operations resulted in income in 2005 and a loss in 2006 mainly attributable to the seasonal nature of the operations of the Things Remembered discontinued business, which results in substantially all operational profits being realized during the fourth quarter. The operations were sold before the fourth quarter of 2006. In addition, the sale resulted in an accrual recorded by the Company for a potential tax liability.

Net Income.  Net income increased by 24.0 percent to Euro 424.3 million in 2006 from Euro 342.3 million in 2005. Net income as a percentage of net sales increased to 9.1 percent in 2006 from 8.3 percent in 2005.

Basic earnings per share for 2006 were Euro 0.94 as compared to Euro 0.76 in 2005. Diluted earnings per share for 2006 were Euro 0.93 as compared to Euro 0.76 in 2005.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

Net Sales. Net sales increased 30.0 percent to Euro 4,134.3 million during 2005 as compared to Euro 3,179.6 million for 2004. Net sales in the retail segment, through LensCrafters, Sunglass Hut, OPSM and Cole, increased by 34.8 percent to Euro 3,061.7 million for 2005 from Euro 2,271.0 million for 2004. This increase was primarily due to the inclusion of Cole sales from the date of acquisition on October 4, 2004, which amounted to Euro 761.5 million for the full fiscal year 2005 compared to Euro 164.8 million for the three-month period following the acquisition in 2004.

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

On a geographic basis net of intercompany transactions, operations in North America resulted in net sales of Euro 2,811.9 million during 2005, comprising 68.0 percent of total net sales, an increase of Euro 804.1 million from 2004. This increase was primarily due to the inclusion of Cole sales from the date of acquisition on October 4, 2004, which amounted to Euro 761.5 million for the full fiscal year 2005 compared to Euro 164.8 million for the three-month period following the acquisition in 2004. This sales increase was mostly driven by our focus on selling premium frames and products at both our Sunglass Hut and LensCrafters North American retail outlets. This focus included the remodeling, opening or relocation of over 250 Sunglass Hut outlets. Net sales for operations in “Asia-Pacific,” which consists of Australia, New Zealand, Singapore, Malaysia, Hong Kong, Thailand, China, Japan and Taiwan, were Euro 461.2 million during 2005, comprising 11.2 percent of total net sales, an increase of Euro 26.2 million as compared to 2004. Net sales for the rest of the world accounted for the remaining Euro 861.2 million of net sales during 2005, which represented a 16.9 percent increase as compared to 2004.

During 2005, net sales in the retail segment accounted for approximately 74.0 percent of total net sales, as compared to approximately 71.4 percent of total net sales in 2004 due to the retail acquisition described above.

Cost of Sales. Cost of sales increased by 29.3 percent to Euro 1,316.7 million in 2005 from Euro 1,018.6 million in 2004. Cost of sales in the retail segment increased by Euro 273.5 million, which increase is primarily attributable to the inclusion of Cole in our results of operations for three months in 2004 compared to a full 12 months in 2005. Cost of sales in the manufacturing and wholesale segment increased by Euro 68.6 million due to the increase in net sales. As a percentage of net sales, cost of sales decreased to 31.8 percent from 32.0 percent. This was mostly attributable to the placement of more Luxottica manufactured products in our newly acquired Cole retail locations. Manufacturing labor costs increased by 17.3 percent to Euro 301.3 million in 2005 from Euro 256.9 million in 2004. This increase is attributable to the increase in net sales. As a percentage of net sales, cost of labor decreased to 7.3 percent in 2005 from 8.1 percent in 2004, due to higher productivity in the wholesale division, as well as due to the inclusion of Cole results, since Cole’s cost of labor as a percentage of sales is lower than that of the rest of the Group. For 2005, the average number of frames produced daily in our facilities (including Tristar, our Chinese factory) was approximately 125,000, which was in line with 2004 production.

Gross Profit. For the reasons outlined above, gross profit increased by 30.4 percent to Euro 2,817.6 million in 2005, from Euro 2,161.0 million in 2004. As a percentage of net sales, gross profit increased to 68.2 percent in 2005 from 68.0 percent in 2004.

Operating Expenses. Total operating expenses increased by 33.0 percent to Euro 2,236.2 million in 2005 from Euro 1,681.5 million in 2004. As a percentage of net sales, operating expenses increased to 54.1 percent in 2005 from 52.9 percent in 2004.

Selling and advertising expenses, including royalty expenses, increased by 32.1 percent to Euro 1,774.2 million during 2005 from Euro 1,343.0 million in 2004. Euro 297.4 million of this increase is attributable to the inclusion of Cole in our results of operations for the full fiscal year in 2005 compared to only the fourth quarter of 2004 (from the date of acquisition). As a percentage of net sales, selling and advertising expenses increased to 42.9 percent in 2005 from 42.2 percent in 2004. This increase as a percentage of sales is primarily attributable to the consolidation of Cole’s results in our results of operations.

General and administrative expenses, including intangible asset amortization, increased by 36.5 percent to Euro 462.0 million in 2005 from Euro 338.5 million in 2004. Euro 81.0 million of this increase is attributable to the inclusion of Cole in our results of operations for the full fiscal year in 2005 compared to only the fourth quarter of 2004 (from the date of acquisition). As a percentage of net sales, general and administrative expenses increased to 11.2 percent in 2005 from 10.6 percent in 2004. This increase was primarily due to the consolidation of Cole results in our results of operations. As we continue the integration of Cole, we expect its operating expenses as a percentage of sales to decrease due to the expected higher efficiency in the fixed cost structure.

Income from Operations. For the reasons outlined above, income from operations for 2005 increased by 21.3 percent to Euro 581.4 million from Euro 479.5 million in 2004. As a percentage of net sales, income from operations decreased to 14.1 percent in 2005 compared to 15.1 percent for 2004.

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

Operating margin in the retail segment decreased to 11.6 percent in 2005 from 13.1 percent in 2004, due to the inclusion of the results for Cole, whose operating margin is lower than that of our other retail chains. However, we believe that when the final restructuring of the North American Retail Division is completed by the end of 2006, we will return to our historical operating margins.

Other Income (Expense)-Net. Other income (expense)-net was a net expense of Euro 42.1 million in 2005 as compared to a net expense of Euro 34.9 million in 2004. This increase in other income (expense)-net is mainly attributable to an increase in interest expense of Euro 11.2 million due to the debt incurred for the acquisition of Cole, as well as rising interest rates. We expect an increase in interest expense for 2006 due to the rising interest rate environment.

Net Income from Continuing Operations. Income before taxes increased by 21.3 percent to Euro 539.3 million in 2005 from Euro 444.6 million in 2004. As a percentage of net sales, income before taxes decreased to 13.0 percent in 2005 from 14.0 percent in 2004, mainly due to the integration of the Cole operations. Minority interest increased to Euro (9.3) million in 2005 from Euro (8.6) million in 2004. Our effective tax rate was 37.0 percent in 2005, while it was 35.4 percent in 2004. Net income increased by 18.5 percent to Euro 330.8 million in 2005 from Euro 279.1 million in 2004. Net income from continuing operations as a percentage of net sales decreased to 8.0 percent in 2005 from 8.8 percent in 2004.

Basic earnings per share from continuing operations for 2005 were Euro 0.73, increasing from Euro 0.62 for 2004. Diluted earnings per share  from continuing operations for 2005 were Euro 0.73 increasing from Euro 0.62 for 2004.

Discontinued Operations. Discontinued operations resulted in income of Euro 11.5 million in 2005, as compared to Euro 7.8 million in 2004. The increase was due to the consolidation of the Things Remembered operations only for three months in 2004 because the acquisition date occurred on October 4, 2004.

Net Income. Net income increased by 19.3 percent to Euro 342.3 million in 2005 from Euro 286.9 million in 2004. Net income as a percentage of net sales decreased to 8.3 percent in 2005 from 9.0 percent in 2004.

Basic earning per share for 2005 were Euro 0.76, increasing from Euro 0.64 for 2004. Diluted earnings per share for 2005 were Euro 0.76, increasing from Euro 0.64 for 2004.

Taxes

Our effective tax rates for the years ended December 31, 2004, 2005 and 2006 were approximately 35.4 percent, 37.0 percent and 35.2 percent, respectively. The 2004 effective tax rate was less than the statutory tax rate due to permanent differences between our income for financial reporting and tax purposes which reflect the net loss carry-forward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with our acquisitions. This remaining net loss carry-forward was completely utilized in 2004. For fiscal 2005 we received a net permanent benefit caused by the Company complying with an Italian law that allows for the step up in tax basis of certain intangible assets for which this benefit offset the aggregate effect of different rates in foreign jurisdictions. For fiscal 2006 the tax rate includes the results from the adoption of a change in the tax law in Australia, which introduced a tax consolidation regime for wholly owned group entities. The tax consolidation rules effectively pushed down the cost of acquiring an entity (or group of entities) to the assets that the entity (or group) owns. This results in the resetting of the cost basis of the assets for tax purposes and, for OPSM, in the related increases in fixed assets and intangibles as of the date of tax consolidation in December 2006, when OPSM filed its consolidated 2005 tax return, providing a one time permanent benefit to the tax provision.

Liquidity and Capital Resources

Cash Flows

Operating Activities.  The Company’s cash provided by operating activities was Euro 603.3 million, Euro 605.7 million and Euro 508.3 million for 2006, 2005 and 2004, respectively. The Euro 2.4 million decrease in 2006 as compared to 2005 was primarily attributable to increased net income, partially offset by advance payments made by the Company to certain designers for future contracted minimum royalties, increases in accounts receivable and inventory and tax payments to comply with an Italian tax law allowing for the step-up in tax basis of certain intangible assets. The Euro 97.5 million increase in 2005 as compared to 2004 was primarily attributable to increased net income and additional depreciation and amortization resulting from the Cole acquisition, including Euro 17.3 million relating to the amortization of its intangible assets.

Depreciation and amortization were Euro 220.8 million in 2006 as compared to Euro 184.6 million in 2005. This increase was primarily attributable to increased fixed assets. Deferred taxes were Euro 72.5 million in 2006 as compared to Euro 91.3 million in 2005. This decrease was primarily attributable to the fact that deferred taxes in 2006 included a benefit due to the revaluation of certain tangible and intangible assets in the retail division in Australia, while in 2005 it included the effect of the adoption of an Italian tax law allowing for the step-up in tax basis of certain intangible assets. Non-cash stock-based compensation expenses were Euro 47.9 million in 2006 as compared to Euro 22.7 million in 2005. This increase was primarily attributable to the adoption of SFAS 123(R) for stock compensation expense on two new Company stock option performance plans implemented in July 2006. The use of cash associated with accounts receivable was Euro 83.1 million in 2006 as compared to Euro 33.6 million in 2005. The increase in accounts receivable balances, thus a use of cash, was primarily attributable to the increase in sales of our manufacturing and wholesale segment. Prepaid expenses and other was a source of cash of Euro 8.6 million in 2006, as compared to a use of cash of Euro 56.7 million in 2005, primarily attributable to advance payments of Euro 30.0 million made in 2005 by us to certain of our licensors and the timing of certain tax payments by foreign subsidiaries in 2005. Inventories were a use of cash in 2006 of Euro 27.7 million in 2006 compared to a source of cash of Euro 66.5 million in 2005, primarily attributable to growing inventory level to support the business. Cash provided by operating activities for accounts payable increased by Euro 26.4 million in 2006 as compared to the same period of 2005. The increase was primarily attributable to improved timing of payments. Cash provided by operating activities for accrued expenses decreased by Euro 6.7 million in 2006 as compared to the same period of 2005. The decrease was primarily attributable to a termination of sales of the retail division’s priced extended warranty contracts with terms of coverage of 12 months to 24 months in 2005. Income tax payable was a source of cash in 2006 of Euro 5.9 million as compared Euro 126.7 million for 2005. This decrease was primarily attributable to timing of tax payments, and to increased accruals for income taxes in 2005 due to the adoption of an Italian tax law to be paid in cash during fiscal 2006.

Investing Activities.  The Company’s cash used in investing activities was Euro 263.7 million, Euro 166.4 million and Euro 479.7 million in 2006, 2005 and 2004, respectively. The Euro 97.3 million increase in 2006 as compared to 2005 was primarily attributable to acquisitions of businesses and capital expenditures. In 2006, the Company’s acquisitions of businesses were Euro 134.1 million, net of cash acquired, and included Shoppers Optical, a Canadian-based optical chain, for approximately Euro 48.7 million, Beijing Xueliang Optical Technology Co. Ltd. for approximately Euro 17.0 million, the remaining 49 percent stake of the Turkish-based distributor Luxottica Gozluk Ticaret A.S. for approximately Euro 11.7 million, Ming Long Optical for approximately Euro 29.0 million, and Modern Sight Optics for approximately Euro 14.0 million.  Such increase was partially offset by the sale of Things Remembered, a specialty gifts retail business previously included in the North American retail division, with net proceeds of Euro 128.0 million. In 2005, the Company acquired the remaining minority stake of OPSM for Euro 61.9 million and also completed two asset acquisitions by the North American retail division for an aggregate amount of Euro 11.1 million and the acquisition of 27 stores in Canada for approximately Euro 13.8 million. These uses of cash from investing activities were partially offset by the sale of Pearle Europe, with net proceeds of Euro 144 million. The Euro 313.3 million decrease in 2005 as compared to 2004 was primarily attributable to the Cole acquisition in 2004, for an aggregate amount of Euro 363.0 million, net of cash acquired and including direct acquisition-related expenses.

Our capital expenditures were Euro 272.2 million in 2006 as compared to Euro 220.0 million in 2005. This increase was primarily attributable to the investment in manufacturing facilities for the wholesale division and the opening, remodeling and relocation of stores in the retail division, in addition to the costs associated with the expansion of the North American retail division’s home office. Capital expenditures were Euro 53.5 million in the three-month period ended March 31, 2007. It is our expectation that 2007 annual capital expenditures will be approximately Euro 300.0 million, in addition to investments for any acquisitions. We will pay for these future capital expenditures with our currently available borrowing capacity and available cash.

Cash received from disposals of property, plant and equipment was Euro 21.6 million in 2006 as compared to Euro 1.0 million in 2005. This increase in cash provided by the disposal of fixed assets is primarily attributable to the sale of an obsolete aircraft in October 2006 for a net price of Euro 15.6 million, the sale of unused manufacturing facilities in the wholesale division in Italy and a building in the United Kingdom. Acquisitions of intangible assets resulted in a use of cash of Euro 1.1 million in 2006 compared to Euro 4.5 million in 2005.

Financing Activities.  The Company’s cash used in financing activities was Euro 349.9 million, Euro 350.0 million and Euro 67.5 million in 2006, 2005 and 2004, respectively. Cash used in financing activities in 2006 consisted primarily of the proceeds of Euro 84.1 million from long-term debt which were used to partially repay Euro 215.3 million of long-term debt. Cash used in financing activities for 2005 consisted primarily of net long term repayments on maturing debt of approximately Euro 254.4 million.  Dividends paid to the Company’s shareholders in 2006 and 2005 were Euro 131.4 million and Euro 103.5 million, respectively. In 2004, our cash used in financing activities consisted primarily of: (i) the net proceeds of Euro 88.6 million from all the credit facilities and (ii) Euro 446.9 million of proceeds of Tranche B and Tranche C of the credit facility, which we used in connection with the acquisition of Cole, including the repayment of Cole’s existing notes. We borrowed Euro 405.0 million in June 2004 (consisting of the proceeds of Tranche A of the credit facility) to repay Euro 400.0 million of long-term debt. Additionally, we used cash provided by financing activities to reduce bank overdrafts and to pay Euro 94.1 million of dividends to our shareholders.

Our Indebtedness

Our debt agreements contain certain covenants, including covenants that restrict our ability to incur additional indebtedness. We do not currently expect to require any additional financing that would require us to obtain consents or waivers of any existing restrictions on additional indebtedness set forth in our debt agreements.

Our credit facilities contain certain financial covenants including ratios of Net Financial Position (“NFP”) (as defined in the agreements) to shareholders’ equity, NFP to EBITDA (earnings before interest, taxes and depreciation as defined in the agreements), and EBITDA to net financial charges (as defined in the agreements).  As of March 31, 2007, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur in connection with the announced acquisition of Oakley as discussed in Item 4— “Information on the Company—Business Overview—Recent Developments—Acquisitions,” such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

Bank Overdrafts

Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries’ agreements require a guaranty from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

Group total indebtedness was Euro 1,487.6 million as of December 31, 2006. Available additional borrowings under credit facilities as of such date were Euro 1,137.1 million.

The U.S.$350 Million Credit Facility with UniCredito Italiano and the Convertible Swap Step-Up

To refinance previously issued Eurobonds, in June 2002, U.S. Holdings, a U.S. subsidiary, entered into a U.S.$350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The term loan portion of the credit facility provided U.S.$200 million of borrowing and required equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allowed for maximum borrowings of U.S.$150 million. Interest accrued under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent and the credit facility allowed U.S.

Holdings to select interest periods of one, two or three months. The credit facility contained certain financial and operating covenants. The credit facility was guaranteed by Luxottica Group S.p.A. and matured in June 2005, and at such time we repaid in full all of the outstanding amounts under this credit facility.

In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (“2002 Swap”). The beginning and maximum notional amount of 2002 Swap was U.S.$275 million, which decreased by U.S.$20 million quarterly, beginning with the quarter commencing on March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment at the three-month LIBOR rate as defined in the agreement. These amounts were settled net every three months until the final expiration of the 2002 Swap which occurred on June 17, 2005. The 2002 Swap did not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, and, as such, was marked to market with the gains or losses from the change in value reflected in current operations. Marked to market gains of Euro 1.491 million are included in current operations in 2004, while in 2005 we recognized a loss of Euro 0.163 million in current operations.

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

The U.S.$300 Million Senior Unsecured Guaranteed Notes and the DB Swaps

On September 3, 2003, Luxottica U.S. Holdings Corp. (“U.S. Holdings”) closed a private placement of U.S.$300 million of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company’s wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of December 31, 2006, the Company was in compliance with all of its applicable covenants, including calculations of financial covenants when applicable.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the “DB Swap”). The three separate agreements’ notional amounts and interest payment dates coincide with those of the Notes. The DB Swap exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.66 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. U.S. Holdings terminated all three agreements comprising the DB Swap in December 2005.

The OPSM Acquisition and the Euro 200 Million Credit Facility with Banca Intesa and Related Interest Rate Swaps

In September 2003, the Company entered into a new credit facility with Banca Intesa S.p.A. of Euro 200 million. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semi-annual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (4.27 percent on December 31, 2006). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of December 31, 2006, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.10 percent on December 31, 2006). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of December 31, 2006, the Company was in compliance with all of its applicable covenants, including calculations of financial covenants when applicable. Under this credit facility, Euro 145 million was outstanding as of December 31, 2006.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million, which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

Amended and Restated Euro 1,130 Million and U.S.$325 Million Credit Facility and Related Interest Rate Swaps

On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S.$325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S.$325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2011. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2011. On December 31, 2006, U.S.$190 million (Euro 144.0 million) had been drawn from Tranche C by U.S. Holdings and Euro 100 million by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2006 was 3.97 percent for Tranche A, 5.62 percent for Tranche B, 5.60 percent on Tranche C amounts borrowed in U.S. dollars and 3.96 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2006. Under this credit facility, Euro 895.2 million was outstanding as of December 31, 2006.  In February 2007, we exercised an option included in the amendment to extend the maturity date of Tranches B and C to March 2012.  For additional information, see Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

Australian Dollar 30 Million Credit Facility

In August 2004, OPSM re-negotiated its multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. The credit facility had a maximum available line of AUD 100 million, which was reduced to AUD 50 million in September 2005. This facility expired on August 31, 2006. After negotiations, the credit facility was renewed for AUD 30 million and expires on August 31, 2007. The interest rate margin has been reduced to 0.275 percent. For borrowings denominated in Australian dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong dollars the rate is based on HIBOR (HK Interbank Offered Rate) plus an overall 0.275 percent margin. At December 31, 2006, the interest rate was 4.39 percent on the borrowings denominated in Hong Kong dollars and is payable monthly in arrears. The facility was utilized for an amount of HKD 125.0 million (AUD 20.2 million) and there was no drawdown in Australian dollars. The credit facility contains certain financial and operating covenants. As of December 31, 2006, the Company was in compliance with all of its applicable covenants, including calculations of financial covenants when applicable.

In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of March 31, 2007, Euro 60 million had been drawn and was outstanding from the revolving loan. Interest accrues on the revolving loan at

Euribor (as defined in the agreement) plus 0.25 percent (4.11 percent on March 31, 2007). The Company can select interest periods of one, three or six months. The final maturity of the credit facility was June 1, 2007. In June 2007, the Company renewed the credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. to replace the December 2005 credit facility that expired on June 1, 2007. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. The Company can select interest periods of one, three or six months.

Our Working Capital

Set forth below is certain information regarding our Working Capital (total current assets minus total current liabilities):

	As of December 31,
	2004	2005	2006
	(In millions of Euro)
Current Assets	1,557.0	1,604.6	1,484.8
Current Liabilities	(1,338.2)	(1,235.7)	(1,425.3)
Working Capital	218.8	368.9	59.5

The increase in working capital in 2005 reflects the repayment of maturing debt and the refinancing of current debt maturities with long-term debt.  In 2006, working capital decreased due to an increase in the current portion of long-term debt scheduled to mature in 2007.

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

Contractual Obligations and Commercial Commitments

We are party to numerous contractual arrangements consisting of, among other things, royalty agreements with designers, leases for retail store, plant, warehouse and office facilities, as well as certain data processing and automotive equipment, and outstanding borrowings under credit agreements and facilities with financial institutions to finance our operations. These contractual arrangements may contain minimum annual commitments. A more complete discussion of the obligations and commitments is included in Notes 9 and 15 to our Consolidated Financial Statements included in Item 18 of this annual report.

The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under noncancelable operating leases and minimum payments under noncancelable royalty arrangements as of December 31, 2006. The table does not include pension liabilities. Our pension plans are discussed in Note 10 to our Consolidated Financial Statements included in Item 18 of this annual report.

	Payments Due by Period
				After
(in millions of Euro)			3 to 5	5
Contractual Obligations	1 Year	1 to 3 Years	Years	Years	Total
Long-Term Debt and Current Maturities(1)	359.5	458.9	500.1	0.8	1,319.3
Interest Payments(2)	35.9	40.2	17.1	0.0	93.2
Operating Leases	195.5	311.4	187.9	220.7	915.5
Minimum Royalty Arrangements	73.0	156.9	112.9	216.5	559.3
Total	663.9	967.4	817.8	438.0	2,887.3

(1)             As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2006. In addition, the above table does not take into account the February 2007 extension of our Amended Euro 1,130 Million and U.S.$325 Million Credit Facility as described above.

(2)             These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2006 and assume that we make all scheduled principal payments as they mature.

At December 31, 2006, we had available funds of approximately Euro 581.1 million under our unused short-term lines of credit. Substantially all of these lines are for less than one year but they have been renewed annually in prior years. In addition, certain U.S. subsidiaries obtained various letters of credit from banks outstanding of Euro 36.1 million as of December 31, 2006. Most of these letters of credit are used as security in risk management contracts or store leases. Most contain annual evergreen clauses under which they are automatically renewed unless the bank is notified of non-renewal. As of December 31, 2006, substantially all of our outstanding letters of credit mature within one year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Board of Directors of Luxottica Group S.p.A. currently consists of 14 members.

The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ended December 31, 2008.

Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A. as of December 31, 2006, except as otherwise specified:

		Officer or
		Director
Name	Age(1)	Since(2)	Position(1)
Leonardo Del Vecchio	71	1961	Chairman of the Board of Directors
Luigi Francavilla	69	1968	Deputy Chairman
Andrea Guerra	41	2004	Chief Executive Officer and Director
Roger Abravanel	60	2006	Director
Tancredi Bianchi	78	1990	Director
Mario Cattaneo	76	2003	Director
Enrico Cavatorta	45	1999/2003	Group Chief Financial Officer and Director
Roberto Chemello	52	1979	Head of Group Operations and Director
Claudio Costamagna	51	2006	Director
Claudio Del Vecchio	49	1978	Director
Sergio Erede	66	2004	Director
Sabina Grossi	41	2003	Director
Gianni Mion	61	2004	Director
Lucio Rondelli	82	1990	Director
Frank Baynham	53	1987	Executive Vice President—Stores, Retail N.A.

Chris Beer	40	2003	Chief Operating Officer, Retail A.P., Australia/NZ
Michael Boxer	45	1993	Senior V.P. General Counsel N.A.
Kerry Bradley	50	1988	Chief Operating Officer of Retail N.A.
Tom Coleman	58	1987	Executive V.P., Retail A.P.
Mildred Curtis	50	1988	Senior Vice President, Human Resources N.A.
Fabio D’Angelantonio	37	2005	Head of Group Marketing
Jack Dennis	61	1982	C.F.O. and C.A.O. of Retail N.A.
Valerio Giacobbi	42	1991	E.V.P. Retail N. A.
Garland Gunter	56	1986	Chief Information Officer of Retail N.A.
Giuseppe La Boria	48	2001	Head of Wholesale Europe & South
Peter McClelland	38	2003	C.F.O. and C.A.O. of Retail A.P.
Seth McLaughlin	44	1994	S.V.P. Consumer Marketing of Retail N.A.
George Minakakis	49	1994	Chief Operating Officer of Greater China
Enrico Mistron	37	1995	Group Controller
Antonio Miyakawa	40	1993	Head of Wholesale and Group Marketing
Mario Pacifico	44	2003	Head of Group Internal Auditing
Nicola Pelà	44	2005	Head of Group Human Resources
Umberto Soccal	56	1988	Group Chief Information Technology Officer
Marco Vendramini	36	1997	Group C.A.O.

(1)                                  Except as otherwise specified, all ages and positions are as of December 31, 2006.

(2)           Reflects period of affiliation with Luxottica Group S.p.A. or any of our predecessors and affiliates.

Executive officers serve at the discretion of the Board of Directors. Messrs. Rondelli, Bianchi, Cattaneo, Mion, Abravanel, Costamagna and Erede and Ms. Grossi are all non-executive directors. In addition, Messrs. Rondelli, Bianchi, Cattaneo, Mion, Abravanel and Costamagna are also independent directors.

Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the shareholders’ meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we: (i) comply with applicable law and our bylaws; (ii) respect the principles of correct administration; (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems; and (iv) ensure that our accounting system represents the facts in a fair and true manner. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and the shareholders, they do not vote on matters submitted to such meetings. Effective as of June 14, 2006, the members of the Board of Statutory Auditors are Marco Reboa, Chairman, Giorgio Silva and Enrico Cervellera. The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ended December 31, 2008.

See “—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange” below for more information regarding the designation of the Board of Statutory Auditors to act as our audit committee.

Pursuant to Italian law, we also maintain a Human Resources Committee, elected within the members of the Board of Directors. The Human Resources Committee has verification, advisory and proposal-making functions, including: (i) recommending to the Board the aggregate remuneration payable to the Company’s Directors and determining the remuneration criteria for the top management of the Company and of the entire Group, (ii) reviewing the Luxottica Group employees’ incentive plans and the criteria for the composition of the management bodies of the relevant subsidiaries. Effective as of February 19, 2007, the members of the Human Resources Committee are non-executive directors Gianni Mion, Roger Abravanel, Claudio Costamagna and Sabina Grossi, three of whom are independent. Although the Human Resources Committee does not have a specific term, its term is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

See “—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange” below for more information regarding the designation of the Human Resources Committee to act as our compensation committee.

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

Roger Abravanel has been a director of the Company since 2006. He worked at McKinsey&Company from 1972 until June 2006. Mr. Abravanel is also involved in international consulting projects for the high direction on strategic, organizational and operational development issues. He graduated with a degree in Engineering from the Politecnico di Milano and received a Masters in Business Administration from Insead in Fontainebleau (with High Distinctions).  He is author of several studies and articles on business organization and a director of Marazzi S.p.A., Valentino Fashion Group S.p.A., Teva S.p.A. and Banca Nazionale del Lavoro S.p.A.

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

Mario Cattaneo has been a Director of the Company since 2003. He is emeritus professor of Corporate Finance at the Catholic University of Milan. He was a director of Eni S.p.A. from 1998 until 2005 and of Unicredito from 1999 until 2005 and Statutory Auditor of the Bank of Italy from 1991 until 1999. He is a member of the Board of Directors of Banca Lombarda S.p.A., Bracco S.p.A. and Fin. Bansel S.p.A. and Chairman of CBI Factor S.p.A., and Chairman of the Board of Statutory Auditors of Intesa Mediofactoring S.p.A., Sara Assicurazioni S.p.A., Italiana Assicurazioni S.p.A. and B.P.U. Assicurazioni S.p.A.

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

Roberto Chemello joined the Group in 1979. He is a Director of the Company and Chief Executive Officer of Luxottica S.r.l., our principal operating subsidiary. Prior to 1985, Mr. Chemello was Chief Financial Officer of the Company, and, until July 27, 2004, he was Chief Executive Officer of the Company. Mr. Chemello graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Claudio Costamagna has been director of the Company since 2006. He held executive positions in international companies such as Montedison, Citigroup and Goldman Sachs. Mr. Costamagna is currently Chairman of ALUB (Association of graduates from Bocconi) and a director of Value Partners.

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

Sergio Erede has been a Director of the Company since 2004. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Additionally, Mr. Erede is Vice Chairman of Banca Nazionale del Lavoro S.p.A. and a member of the board of directors of several Italian companies including Marzotto S.p.A., Interpump S.p.A., Autogrill S.p.A., Carraro S.p.A, Valentino Fashion Group S.p.A., and Galbani S.p.A., Gruppo Editoriale l’Espresso S.p.A., Manuli Rubber Industries S.p.A.

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

Chris Beer is Chief Operating Officer of Luxottica Retail — Australia/NZ. Mr. Beer has held this position since 2003, having had 22 years of experience with the OPSM Group (later acquired by Luxottica). He held senior executive positions in sales and operations before being appointed International HR Manager for the OPSM Group in 1999 and General Manager Retail for OPSM Australia in 2001. Mr. Beer oversees group operations, marketing, merchandise, distribution and manufacturing for the Australia/NZ Region.

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

George Minakakis has been Chief Operating Officer for Greater China since September 2006. He has been with Luxottica for 13 years, most recently in Canada as Senior Vice President and General Manager of our retail operations. Prior to Luxottica, Mr. Minakakis worked with PepsiCo for 7 years. He holds a Masters Degree in Business Administration from Athabasca University, Alberta, Canada.

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

Nicola Pelà has been Head of Group Human Resources since 2005. Prior to joining the Company, he was Human Resources Director of Eli Lilly from 2001 to 2003, first in Indianapolis and later in Brussels, and VP HR Director for Italy of SmithKline Beecham from 2000 to 2001. He was HR Manager in various Italian companies such as Olivetti Group, Fiat Group and Barilla Group from 1988 to 2000. Mr. Pelà has a bachelor’s degree in Law with honors and a master’s degree in Business Administration from CUOA.

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

Compensation

Set forth below is information regarding total cash compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2006:

Name	Base Compensation (Euro)	Other Compensation (Euro)	Total Cash Compensation (Euro)
Leonardo Del Vecchio Chairman of the Board of Directors	875,366	340,624	1,215,990
Luigi Francavilla Deputy Chairman	139,200	1,554,092	1,693,292
Andrea Guerra Chief Executive Officer	900,000	1,362,072	2,262,072
Roger Abravanel Director	53,199	__	53,199
Tancredi Bianchi Director	94,113	—	94,113
Mario Cattaneo Director	89,948	—	89,948
Enrico Cavatorta Director	81,198	630,047	711,245
Roberto Chemello Director	81,198	1,322,878	1,404,076
Claudio Costamagna Director	47,365	__	47,365
Claudio Del Vecchio Director	81,198	247,966	329,164
Sergio Erede Director	81,198	—	81,198
Sabina Grossi Director	81,198	332	81,530
Gianni Mion Director	81,198	—	81,198
Lucio Rondelli Director	99,115	—	99,115
Giancarlo Tomasin(1) Chairman of the Board of Statutory Auditors	66,980	—	66,980
Mario Medici(1) Member of the Board of Statutory Auditors	47,747	11,953	59,700
Walter Pison(1) Member of the Board of Statutory Auditors	28,358	59,025	87,383
Marco Reboa(2) Chairman of the Board of Statutory Auditors	56,875	__	56,875
Enrico Cervellera(2) Member of the Board of Statutory Auditors	37,916	__	37,916
Giorgio Silva(2) Member of the Board of Statutory Auditors	41,250	__	41,250

(1)                                  The terms of Messrs. Tomasin, Medici and Pison ended on June 14, 2006.

(2)                                  The terms of Messrs. Reboa, Cervellera and Silva began on June 14, 2006.

Aggregate compensation paid by us to our senior management (excluding directors) as a group (20 people) was approximately Euro 13.1 million in 2006, of which approximately Euro 1.0 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted options to purchase an aggregate of 6,880,000 of our ordinary shares at a weighted average exercise price of Euro 21.56 per share in 2006. These options expire on January 31, 2015. The aggregate amount set aside or accrued during the year ended December 31, 2006 to provide pension and retirement benefits for our directors who are also members of our management was Euro 1.2 million. Our directors who are not members of management do not receive such benefits.

None of our directors have service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment.

Employees

As of December 31, 2006, we employed approximately 51,000 employees worldwide, of whom approximately 32,400 were employed in the United States and Canada and 7,800 were employed in Italy. As of such date, about 200 employees were in management positions, approximately 11,400 were employed in our manufacturing and wholesale segment and approximately 37,300 were employed in our retail segment. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those Pearle Vision employees subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 5,300 of our employees. This agreement was renewed in 2006 resulting in an average wage increase rate of approximately three percent per year. The agreement for mechanical workers, which covers approximately 586 of our employees, was renegotiated in 2006. In addition to the national collective bargaining agreement for workers, we typically enter into separate, local contracts with labor unions representing our employees. In December 2006, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. The new agreement provides for new profitability targets for employee variable wages.

Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory separation payments based on their compensation levels and length of employment. As of December 31, 2006, we had reserved Euro 56.6 million for such separation payments in our consolidated financial statements.

Pearle Vision currently has two collective bargaining agreements in place. One collective bargaining agreement, between Pearle Vision and the Local 888, United Food and Commercial Workers (the “888 CBA”), has been extended (by agreement) while the parties are negotiating a new agreement. The 888 CBA covers approximately 16 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate, Sales Associate and Optician. The other collective bargaining agreement, between Pearle Vision and the Local 108, Retail, Wholesale and Department Store Union (the “108 CBA”), has also been extended (by agreement) while the parties are negotiating a new agreement. The 108 CBA covers approximately 60 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate.

Share Ownership

Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of May 15, 2007, by each of our directors and executive officers who owns in excess of one percent of our outstanding ordinary shares.

Shareholder	Issuer	Shares owned as of May 15, 2007		Percentage Ownership
Leonardo Del Vecchio	Luxottica Group S.p.A.	314,803,339	(1)	68.23%

(1)                                  Shares held of record by Delfin S.a.r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

Except as otherwise indicated above, each of our directors and our executive officers owns less than one percent of our outstanding ordinary shares.

In March 1998, we adopted an employee stock option plan providing for the issuance of options covering up to 12,250,000 ordinary shares of nominal value Euro 0.06 each. As a result of the change in the par value of our ordinary shares from Lire to Euro, which was approved by our shareholders at the annual meeting held on June 26, 2001, the number of ordinary shares available for issuance under the plan was reduced to 10,798,642. Our Board of Directors administers the stock option plan. The purpose of the plan is to provide additional incentives to our key employees. Grants under the stock option plan may be of non-qualified options and/or incentive stock options. Under the plan, the Board of Directors may not grant an option for a term of more than nine years from the date of grant, or for a term that expires after March 31, 2011. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as the higher of (i) the closing market price of our ADRs on the business day immediately preceding the date of the grant, and (ii) the average of the closing market prices for each business day during the 30-day period ending on the date of the grant. Options granted under the plan generally become exercisable in three equal installments beginning on January 31 of the year after the date of grant and expire nine years after such date.

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

In July 2006, we adopted an additional employee stock option plan providing for the issuance of options covering up to 20,000,000 ordinary shares of nominal value of Euro 0.06 each. The purpose of the plan is to provide additional incentives to key employees of the Group. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as either (i) the average of the closing market prices for each business day during the 30-day period ending on the date of the grant or, if higher, (ii) the closing market price of our ADRs on the business day immediately preceding the date of the grant depending on the tax jurisdiction of the beneficiary. Options granted under the plan generally become exercisable beginning on January 31 of the third year after the date of grant and expire nine years after such date.

As of December 31, 2006, there had been 12 separate grants under the option plans described above, detailed as follows:

	Number of ordinary shares underlying options granted(1)	Exercise Price(1)		Expiration Date	Options held by officers and directors (1)(2)
1998 Grant	3,380,400	Euro	7.38	January 31, 2007	—
1999 Grant	3,679,200	Euro	4.38	January 31, 2008	81,600
2000 Grant	2,142,200	Euro	9.52	January 31, 2009	75,600
2001 Grant	2,079,300	U.S.$	15.20	January 31, 2010	85,800
2002 Grant	2,348,400	U.S.$	17.80	January 31, 2011	129,300
2003 Grant	2,397,300	Euro	10.51	January 31, 2012	190,600
2004 Grant	2,035,500	Euro	13.79	January 31, 2013	637,300
2004 Performance Grant	1,000,000	U.S.$	18.59	January 31, 2012	920,000
2004 Shareholder Grant	9,600,000	Euro	13.67	December 31, 2014	9,600,000
2005 Grant	1,512,000	Euro	16.89	January 31, 2014	360,000
2006 Grant	1,725,000	Euro	22.19	January 31, 2015	900,000
2006 Performance Grant 1	3,500,000	Euro	22.09	July 27, 2015	2,900,000
2006 Performance Grant 2	9,500,000	Euro	20.97	July 27, 2015	9,500,000

(1)           As restated to reflect the June 2000 two-for-one stock split.

(2)           As restated to reflect changes in our management during 2006.

See Item 7—”Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholder Plan” below for information regarding another stock option plan for our top management.

Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange

Overview

On November 4, 2003, the New York Stock Exchange (the “NYSE”) established new corporate governance rules for listed companies. Under these NYSE rules, we are permitted, as a listed foreign private issuer, to adhere to the corporate governance standards of our home country in lieu of certain NYSE corporate governance rules, so long as we disclose the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the NYSE listing standards.

Our corporate governance practices are governed principally by the Italian Code of Corporate Governance, amended in March 2006,  issued by Borsa Italiana and generally by the rules and regulations of Commissione Nazionale per le Società e la Borsa, or CONSOB for Italian companies (collectively, the “Italian Corporate Governance Policies”).

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

The Italian Corporate Governance Policies recommend that an “adequate number” of non-executive and independent directors serve on the board of directors of an Italian company, but do not require the board of directors to consist of a majority of independent directors. Italian law requires that at least one director, or, in the event the board of directors is composed of more than seven members, at least two directors, must fulfill the requirements to be independent.

The standards for determining director independence under the Italian Corporate Governance Policies are substantially similar to the NYSE listing standards for U.S. listed companies. The Italian Corporate Governance Policies do not require our non-executive directors to meet at executive sessions without management.

Based on standards under the Italian Corporate Governance Policies, our Board of Directors has determined that, among its 14 members, 6 directors are independent. This number of independent directors complies with the “adequate number” of non-management directors recommended by the Italian Corporate Governance Policies. Luxottica’s non-management directors do not have regularly scheduled executive sessions without management.

Board Committees

The NYSE listing standards require a U.S. listed company to have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Some, but not all, of these requirements also apply to non-U.S. listed companies such as us. Italian law, on the other hand, requires neither the establishment of board committees nor the adoption of written committee charters.

Italian law does not require Italian listed companies to have an audit committee, but does require companies to appoint a Board of Statutory Auditors. The Board of Directors has designated the Board of Statutory Auditors as the appropriate body to act as the “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. It operates in accordance with Italian law, the Company’s bylaws and the “Regulations Governing the

Duties of the Board of Statutory Auditors in accordance with U.S. Audit Committee Requirements.” The Board of Statutory Auditors has acted as the Audit Committee since the annual meeting of shareholders on June 14, 2006. From July 31, 2005 and until the annual meeting of shareholders on June 14, 2006,  the functions of the Audit Committee were performed by the Internal Control Committee, as determined by the Board of Directors. Additional information regarding our Internal Control Committee and Board of Statutory Auditors is set forth below.

With respect to the nomination of directors, the Italian Corporate Governance Policies recommend that each Italian listed company file with its registered office, at least 15 days before its annual ordinary meeting of stockholders, a list of the personal and professional qualifications of each proposed director nominee. The Italian Corporate Governance Policies also recommend that, if an Italian listed company appoints a committee to select, or recommend the selection by the board of directors of, director nominees for the next annual ordinary meeting of stockholders, a majority of this committee be comprised of non-executive directors. The Company has elected not to appoint a committee to select, or recommend the selection of, director nominees. Our director nominees are selected by our entire Board of Directors, and we comply with the Italian Corporate Governance Policies’ recommendation that we timely file with our registered office a list of the personal and professional qualifications of each of our proposed director nominees.

The Italian Corporate Governance Policies recommend, but do not require, that Italian listed companies appoint a compensation committee and that a majority of this committee be comprised of non-executive directors. As of December 31, 2006, our Human Resources Committee, which did not consist of a majority of independent directors, performed the functions of a compensation committee, including the review of our officers’ compensation and our stock option plans. On February 19, 2007,  the Board of Directors of the Company, appointed new members of the Human Resources Committee among non-executive members of the Board, three of which were independent directors, to comply with the provisions of the amended Italian Corporate Governance Policies.

For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, as amended on March 2006, please see our annul report on corporate governance available on the company website.

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

Board of Statutory Auditors

Our Board of Statutory Auditors consists of three regular members and two alternate members .The Board of Statutory Auditors is appointed by our stockholders and serves for a period of three years. Italian law establishes the qualifications of candidates that may be appointed as members of the Board of Statutory Auditors, including the requirement that members not concurrently serve on the listed company’s board of directors. Our By-Laws are required to ensure that at least one member of the Board of Statutory Auditors may be elected by our minority stockholders. Our By-Laws comply with this requirement by providing that at least one regular member, who shall serve as chairman, and one alternate member may be elected by our minority stockholders in accordance with Italian law.

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

Corporate Governance Guidelines; Certification

The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the Board of Directors. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to stockholders.

Italian Corporate Governance Policies require that listed companies annually report to their shareholders at the annual ordinary meeting on their corporate governance system. Our Company complies with such requirement. You may find our Annual Report on Corporate Governance on our website at www.luxottica.com.

Code of Business Conduct and Ethics

The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under SEC rules, all companies required to submit periodic reports to the SEC, including us, must disclose in their annual reports whether they have adopted a code of ethics for their chief executive officer and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of business conduct and ethics required by the NYSE listing standards and the code of ethics for the chief financial officer and senior financial officers required by the SEC’s rules.

In accordance with SEC rules we have adopted a Code of Ethics, which contains provisions in compliance with SEC requirements. Our Code of Ethics is available on our website at www.luxottica.com.

Stockholder Approval of Equity Compensation Plans

The NYSE listing standards require U.S. listed companies to seek stockholder approval for certain equity compensation plans. Italian law requires Italian listed companies to submit any capital increases of shares reserved for issuance under their equity compensation plans to stockholders for their approval at the meeting of stockholders. In accordance with the Italian Corporate Governance Policies, our stockholders approved capital increases of shares reserved for issuance under our existing stock option plans in 1998, 2001 and 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as of May 15, 2007, the beneficial ownership of ordinary shares by (1) each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own five percent or more of the outstanding ordinary shares (including ordinary shares represented by ADSs); and (2) all directors and executive officers as a group.

Identity of Person or Group	Amount of Shares Owned		Percent of Class
Leonardo Del Vecchio	314,803,339	(1)	68.23%
Directors and Executive Officers as a Group	8,044,531	(2)	1.72%

(1)                                Includes ordinary shares held by entities controlled by Mr. Leonardo Del Vecchio and ordinary shares represented by ADSs over which Mr. Del Vecchio controls the power to vote. See Item 6—“Directors, Senior Management and Employees—Share Ownership.”

(2)                                Includes ordinary shares represented by ADSs owned by directors and members of senior management. Excludes shares beneficially owned by Mr. Leonardo Del Vecchio.

The ordinary shares held by Mr. Del Vecchio and our other directors and executive officers have the same voting rights as the shares held by other shareholders.

Mr. Del Vecchio beneficially owns 314,803,339 ordinary shares (including any shares represented by ADSs, or approximately 68.23 percent) and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

Related Party Transactions

Fixed Assets

In connection with the acquisition of our headquarters building in Milan, our subsidiary entered into an agreement leasing a portion of this building to our Chairman for Euro 0.5 million annually. The expiration date of this lease is 2010.

License Agreements

We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is controlled by Claudio Del Vecchio, one of our directors. The license agreement expires in 2009. Royalties paid to RBA for such agreement were Euro 0.9 million, Euro 0.5 million and Euro 1.3 million in the years ended December 31, 2004, 2005 and 2006, respectively.

In July 2004, we signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name was owned by RBA until November 2006 when the license was sold by RBA to a party that is unaffiliated with the Company. The license agreement expires on December 31, 2008. For the years ended December 31, 2004,  2005 and 2006, royalties paid to RBA for such agreement were Euro 0.9 million, Euro 0.9 million and Euro 1.0 million, respectively.

Service Revenues

During the years ended December 31, 2004, 2005 and 2006, U.S. Holdings performed certain services for RBA. Amounts received for the services provided were Euro 0.7 million, Euro 0.6 million and Euro 0.7 million in fiscal 2004, 2005 and 2006, respectively.

Shareholder Plan

On September 14, 2004, our Chairman and majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., now held through Delfin S.a.r.l, both Italian holding companies of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 10 to the Consolidated Financial Statements included in Item 18 of this annual report). The stock options to be issued under the stock option plan vested upon meeting of certain economic objectives in 2006. During 2005 and 2006, the Company recorded compensation expense of approximately Euro 19.9 million and Euro 48.0 million, respectively, and as of December 31, 2005 recorded future unearned compensation expense in equity of approximately Euro 45.8 million net of taxes, with an offsetting increase in additional paid-in capital for such amounts. As of January 1, 2006, we have adopted SFAS 123(R) in accordance with the transitional guidance as prescribed in the statement. As such, the previous unearned compensation as of December 31, 2005 of Euro 45.8 million has been charged against additional paid-in capital.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See Item 18—“Financial Statements.”

Legal Proceedings

The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

Sunglass Hut Shareholder Lawsuit

In May and June 2001, certain former stockholders of Sunglass Hut commenced actions in the U.S. District Court for the Eastern District of New York against Luxottica Group S.p.A., and its acquisition subsidiary formed to acquire Sunglass Hut on behalf of a purported class of former Sunglass Hut stockholders. These actions were subsequently consolidated into a single amended consolidated class action complaint which alleged, among other claims, that the defendants violated certain provisions of U.S. securities laws and rules thereunder, in connection with the acquisition of Sunglass Hut in a tender offer and second-step merger. The plaintiffs’ principal claim was that certain payments to James Hauslein, the former chairman of Sunglass Hut, under a consulting, non-disclosure and non-competition agreement (the “Agreement”) violated the “best price rule” promulgated by the SEC by resulting in a payment for Mr. Hauslein’s Sunglass Hut shares and his support of the tender offer that was higher than the price paid to Sunglass Hut’s stockholders in the tender offer. The plaintiffs also alleged that the Company and Mr. Leonardo Del Vecchio, our Chairman, violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiffs sought, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates.

Luxottica Group S.p.A. and the other defendants filed a motion to dismiss the complaint in its entirety, which, on November 26, 2003, the Court granted in part and denied in part. The Court granted Luxottica Group S.p.A.’s motion to dismiss plaintiffs’ claim under Section 10(b)  and Rule 10b-5, but denied our motion to dismiss plaintiffs’ best price rule claim, as well as the claim that we aided and abetted Mr. Hauslein’s breaches of his fiduciary duties. In so ruling the Court noted that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs’ allegations in the complaint as true. On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, our Chairman, as a defendant in respect of the two remaining claims.

On August 31, 2005, we agreed with the plaintiffs, without acknowledging any wrongdoings to a full and final settlement and release (the “Settlement”) of all claims against the Company, our acquisition subsidiary and Mr. Del Vecchio. The Settlement, which called for a payment of Euro 11.6 million (or U.S.$14.5 million), was approved by the Court and fully implemented by the parties, with final judgment being entered dismissing the case with prejudice.

California Vision Health Care Service Plan Lawsuit

In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of our subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action.  The claims have been partially dismissed.  The remaining claims, against LensCrafters, and EYEXAM, allege various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, statutory damages of U.S.$1,000 per class member, disgorgement and restitution of allegedly unjustly obtained sums, statutory damages, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California. The ultimate outcomes of two other disputes pending in other California courts are expected to have an impact on the outcome of this case. First on June 12, 2006, the California Supreme Court rendered its decision in a case against Cole and its subsidiaries, ruling that optical stores such as those operated by Cole must comply with Sections 655 and 2556 of the California Business and Professions Code.  Second, on December 6, 2006, the United States District Court for the Eastern District of California ruled on NAOO v. Lockyer.  In that case, LensCrafters had challenged the California regulatory scheme governing relationships between optical retailers and optometrists under which LensCrafters and EYEXAM had been sued.  The court found that statutory scheme to be unconstitutional under the “commerce clause” of the U.S. Constitution. The Attorney General of the State of California has since appealed that decision, which, if ultimately upheld, should increase the likelihood of a favorable outcome for us.

Although we believe that our operational practices and advertising in California comply with California law, an adverse decision in this action or the suit against Cole might cause LensCrafters and EYEXAM to modify or cease their activities in California. Further, LensCrafters and EYEXAM  might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims allege various statutory violations related to the operation of Pearle Vision Centers in California including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California. In July 2002, the trial court entered a preliminary injunction to enjoin defendants from certain business and advertising practices. Both Cole and the State of California appealed that decision. On November 26, 2003, the appellate court issued an opinion in which it stated that because California law prohibited the defendants from providing eye examinations and other optometric services at Pearle Vision Centers, the trial court should have enjoined the defendants from advertising the availability of eye examinations at Pearle Vision Centers.  The appellate court also ruled in Cole’s favor with respect to charging dilation fees, which ruling partially lifted the preliminary injunction with respect to these fees that had been imposed in July 2002. On March 3, 2004, the California Supreme Court granted Cole’s petition for review of the portion of the appellate court’s decision stating that California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers.  However, the appellate court’s decision directing the trial court to enjoin the defendants from advertising these activities was stayed pending the Supreme Court’s resolution of the issue. On June 12, 2006, the California Supreme Court affirmed the Court of Appeal’s prior decision, and held that optical stores such as those operated by Cole must comply with Sections 655 and 2556 of the California Business and Professions Code.    Although we believe that Cole’s operational practices and advertising in California comply with California law, an adverse decision in this action may compel Cole and its subsidiaries to modify or cease their  activities in California. Further, Cole and its subsidiaries might be required to pay civil penalties and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow. As with the other California litigation, the ultimate outcome of this case may depend upon whether the federal district court’s ruling on the unconstitutionality of the California law in NAOO v. Lockyer is upheld on appeal.

Cole Consumer Class Action Lawsuit

In June 2006, Cole and its subsidiaries were sued by a consumer in a purported class action which alleges various statutory violations related to the operation of Pearle Vision and its affiliated HMO, Pearle VisionCare in California.  The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. In December 2006, the court granted the defendants’ motion to dismiss the complaint but allowed the plaintiff an opportunity to replead.  Defendants moved to dismiss the amended complaint in February 2007, and a hearing on the motion was held in March 2007. The motion to dismiss was denied.  Although we believe that our operational practices and advertising in California comply with California law, an adverse decision in this action might cause Pearle Vision or Pearle VisionCare to modify or cease their activities in California. In addition, the Cole subsidiaries might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

Cole SEC Investigation

Following Cole’s announcement in November 2002 of the restatement of its financial statements, the SEC began an investigation into Cole’s previous accounting. The SEC subpoenaed various documents from Cole and deposed numerous former officers, directors and employees of Cole. During the course of this investigation, the SEC staff had indicated that it intended to recommend that a civil enforcement action be commenced against certain former officers and directors of Cole but not against Cole. Cole was obligated to advance reasonable attorneys’ fees incurred by current and former officers and directors who were involved in the SEC investigation subject to undertakings provided by such individuals. Cole had insurance available with respect to a portion of these indemnification obligations. In March 2006, the SEC staff indicated that it had concluded its investigation and that, contrary to its earlier indication, it would not be recommending that an enforcement action be commenced against anyone in connection with the investigation.

Ray Ban Indian Holdings Review by the Supreme Court of India

On August 29, 2003, the Securities Appellate Tribunal, or SAT, in India upheld the decision of the Securities Exchange Board of India to require our subsidiary Ray Ban Indian Holdings, Inc. to make a public offer in India to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. (“RayBan Sun Optics”).  The Supreme Court of India, by an order dated December 12, 2006, directed that a public offer be made within 45 days of the order, using April 28, 1999 as the reference date for calculating the offer price.  The Supreme Court also directed that interest be paid at the rate of 10 percent per annum for the period between August 27, 1999 and the closing date to all persons who were shareholders of RayBan Sun Optics throughout such period. On April 25, 2007, pursuant to the December 12, 2006 Supreme Court order and in compliance with Regulation 10 and 12 of Chapter III of the SEBI Regulations 1997, we launched a public offer through our subsidiary, Ray Ban Indian Holdings, Inc., to acquire up to 4,895,900 shares, representing approximately 20 percent of the equity share capital of RayBan Sun Optics, which we subsequently increased to up to 7,545,200 shares, representing approximately 31 percent of the equity share capital of RayBan Sun Optics.  6,454,280 shares were tendered in the offer, which closed on May 14, 2007.  Effective upon the entry of the share transfers in the share register on June 26, 2007, our stake in RayBan Sun Optics increased to 70.5 percent. We paid total consideration of approximately Euro 13.0 million for the tendered shares. RayBan Sun Optics is listed on the Bombay Stock Exchange. We acquired our interest in RayBan Sun Optics in connection with the purchase of the RayBan eyewear business from Bausch & Lomb in 1999.

Cole Shareholder Class Action Lawsuit

On July 14, 2004, a shareholder of Cole filed a shareholders’ class action complaint against Cole, its directors and the Company in the Delaware Chancery Court, known as Pfeiffer v. Cole National Corp., et al., Civil Action No. 569-N. The complaint alleged, among other things, that the individual defendants breached their fiduciary duties as directors and/or officers of Cole by causing Cole to enter into an agreement to be acquired by the Company for U.S.$22.50 per share “without having exposed the company to the marketplace through fair and open negotiations with all potential bidders and/or an active market check or open auction for sale of the company.” The complaint sought preliminary and permanent injunctive relief against the merger, rescission of the merger if it were consummated, and/or damages and other associated relief. This action was voluntarily dismissed by the plaintiff on January 18, 2006 and is no longer pending.

Shareholder Litigation Regarding Merger with Oakley

On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan, a shareholder of Oakley, sued Oakley and its Board of Directors in California Superior Court for Orange County.  The suit alleges breach of fiduciary duties by Oakley's directors, and challenges the fairness of the process implemented by Oakley and its Board in deciding to support Luxottica's acquisition of that company.  The suit does not seek money damages, but rather seeks an injunction barring Oakley and its Board from moving forward with the transaction unless and until Oakley “adopts and implements a fair sales process.’’  Luxottica is not named as a defendant.  Luxottica believes this suit is without merit and intends to vigorously defend the fairness of the transaction.

It is the opinion of management that the outcome of existing claims against us will not have a material adverse effect on our consolidated financial position or results of operations. However, the outcome of these litigation claims is inherently uncertain, and there can be no assurance that one or more of these actions, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition. In addition, we may be subject to material claims, judgments or proceedings in the future which, if adversely determined, may have a material adverse effect on our business, results of operations and financial condition. See Item 3—“Key Information—Risk Factors—If we become subject to adverse judgments or determinations in legal proceedings to which we are, or may become a party, our future profitability could suffer through a reduction of sales or increased costs.”

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

	New York Stock Exchange		Italian Stock Exchange
	(in U.S.$)		(in Euro)
	High	Low	High	Low

2002	20.85	11.82	22.95	11.75
2003	18.15	10.23	14.82	9.25
2004	20.39	15.18	15.51	12.43
2005
First Quarter	21.99	20.06	17.02	15.11
Second Quarter	21.32	19.69	17.55	15.31
Third Quarter	25.35	20.61	21.00	17.21
Fourth Quarter	25.83	23.75	21.94	19.62
Year 2005	25.83	19.69	21.94	15.11
2006
First Quarter	29.05	24.90	24.12	20.37
Second Quarter	30.54	24.36	24.19	19.30
Third Quarter	29.47	25.32	23.25	20.15
Fourth Quarter	31.39	29.31	24.46	22.53
December 2006	31.39	30.14	23.74	22.53
Year 2006	31.39	24.36	24.46	19.30
2007
January 2007	31.10	29.70	23.95	22.96
February 2007	32.81	30.73	24.92	23.67
March 2007	32.32	30.25	24.16	22.72
April 2007	35.32	32.00	25.70	23.91
May 2007	34.94	33.50	26.09	24.80

The high and low closing prices of the ADSs on the NYSE for the first quarter of 2007 were U.S.$32.81 and U.S.$29.70, respectively. The high and low closing prices of the ordinary shares on the Italian Stock Exchange for the first quarter of 2007 were Euro 24.92 and Euro 22.72, respectively.

ITEM 10. ADDITIONAL INFORMATION

Articles of Association and Amended and Restated By-Laws

Our Objectives

Our Articles of Association provide that Luxottica Group S.p.A.’s principal objectives are, among other things, (i) the ownership and management of other companies or entities both in Italy and abroad, (ii) financing and managerial coordination of the owned companies and entities and (iii) providing credit support for our subsidiaries. The Legislative Decree No. 58 of February 24, 1998 regulating the Italian financial markets (“Decree No. 58”) and our  Amended and Restated By-Laws contain, among other things, provisions to the following effect:

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

Directors are required to report to the other directors or to the Board of Statutory Auditors any transactions involving the Company in which such director or a party affiliated with such director may have an interest.

Rights Attaching to Ordinary Shares

Dividends

We are required to pay an annual dividend on the ordinary shares if approved by a majority of shareholders at the annual ordinary meeting that must be held within 180 days after the end of each year. Before dividends may be paid with respect to the results of any year in compliance with Italian law, an amount equal to five percent of our net income for such year must be set aside to the legal reserve until the reserve, including amounts set aside during prior years, is equal to at least one-fifth of the nominal value of our issued share capital. See Item 3—“Key Information—Dividends.”

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

In addition, any person whose aggregate shareholding in a listed company exceeds or falls below two percent, five percent, 7.5 percent, ten percent and successive percentage multiples of five, respectively, of the listed company’s voting share capital is obligated to notify CONSOB and the listed company whose shares are acquired or disposed. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of five percent, ten percent, 25 percent, 50 percent and 75 percent, shares which: (i) a person may, directly or indirectly, acquire or sell; and (ii) a person may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days, should also be taken into account. The notification obligation is to be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or disposes of shares which cause his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification should be made (except in certain circumstances) within five trading days of the event that gives rise to the notification obligation.

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

Meetings of shareholders may be either ordinary meetings or extraordinary meetings. Shareholders’ meetings may be called by the Board of Directors or the Board of Statutory Auditors. In the case of a listed company in Italy, shareholders’ meetings must be promptly convened upon the request of holders representing at least ten percent of the issued and outstanding share capital, provided that the request contains a summary of the matters to be discussed. The Board of Directors may, however, resolve not to convene a meeting if the interest of Luxottica so requires. In this case, the competent Court, on appeal by the shareholders who have asked for such meeting, can order by decree, after having conferred with the Board of Directors and the Board of Statutory Auditors, that such meeting be convened.

Holders of ordinary shares are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Each holder is entitled to cast one vote for each ordinary share held. Votes may be cast personally or by proxy, in accordance with applicable Italian regulation. However, the voting rights of ordinary shares held in breach of applicable law may in some cases not be exercised.

Ordinary shareholders’ meetings must be convened at least once a year to approve the annual financial statements of Luxottica Group S.p.A. Our By-Laws provide that the meeting for the approval of the financial statements can be convened within 180 days of the closing of the fiscal year.

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

To the extent provided by law, shareholders who represent at least 1/40 of the share capital issued and outstanding may request, within five days from the publication of the agenda, a supplement of the agenda provided that the request contains a summary of the matters to be discussed.

Extraordinary meetings of shareholders may be called to vote upon, among other things, proposed amendments to the By-Laws, capital increases, mergers, spin-offs, issuance of debentures, appointment of receivers and similar extraordinary actions. Extraordinary shareholders’ meetings shall be properly convened when, in the case of the first meeting, shareholders representing at least one-half of our share capital are present at the meeting, and in the case of the second and third (and any subsequent) meetings, shareholders representing, respectively, more than one-third and one-fifth of our share capital are present at the meeting. Resolutions are adopted on first, second and third call of extraordinary shareholders meetings with the affirmative vote of holders of at least two-thirds of the shares represented at the meeting.

Pursuant to our By-laws, subject to the concurrent competence of the extraordinary meeting of stockholders, the Board also has the authority over resolutions in connection with mergers and demergers in accordance with Articles 2505 and 2505 bis and 2506 ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be authorized to represent the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the By-Laws to comply with legal requirements, or the transfer of the principal place of business within the national territory.

The meeting notice period of 30 days is reduced to, respectively, 20 days with respect to meetings convened at the request of minority shareholders and meetings convened to resolve upon Luxottica Group S.p.A.’s dissolution, and 15 days for meetings convened pending a public tender offer launched with respect to our ordinary shares. The notice may specify a date for a second meeting in the event that a quorum is not obtained at the first meeting. Notice of any subsequent meeting that must be held within 30 days from the previously adjourned meeting, must be published at least eight days prior to the date of the meeting. In addition, a meeting will be deemed duly convened if shareholders representing 100 percent of Luxottica Group S.p.A.’s share capital, together with a majority of the members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting.

To attend any shareholders’ meeting, a holder of ordinary shares must, at least two business days prior to the date fixed for the meeting, deposit a certified statement of account which evidences its ownership of the ordinary shares at our offices or with such agent banks as may be specified in the notice of meeting in exchange for an admission ticket and proxy form for the meeting. Such statements may be obtained by beneficial owners of the ordinary shares through the intermediaries associated with Monte Titoli (or such authorized centralized securities custody and administration system with which their accounts are held). Alternatively, beneficial owners may instruct the relevant intermediary to procure the admission tickets and proxy forms.

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

Our By-Laws do not contain any limitations on the voting rights in respect of ordinary shares held by any shareholder. Resolutions adopted at a shareholders’ meeting are binding on all shareholders. However, each absent, dissenting or abstaining shareholder (as well as any Director or Statutory Auditor) has the right, under Italian law, to ask a court to annul resolutions taken in violation of applicable laws or the By-Laws. In addition, in a limited number of cases (including the merger of a listed company with, and its incorporation into, an unlisted company) applicable law grants dissenting and absent shareholders the right to obtain the redemption of their shares by the issuer at the average market price of the shares during the previous six-month period. A redemption can be effected either by utilizing the available reserves of the issuer (in which case the shares may be held and registered in the name of the issuer) or alternatively by a reduction of share capital of the issuer.

Option Rights

Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such option rights are waived or limited by a shareholders’ resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares and such waiver or limitation is in the interest of Luxottica Group S.p.A. Particular Italian regulations set forth the procedures to be followed by Italian listed companies in such circumstances.

It is likely that the option rights generally available to holders of ordinary shares may not be fully available to holders of ADRs. See “ —Description of American Depositary Receipts—Share Dividends and Other Distributions.”

Pursuant to Decree n. 58/98, in the event that: (i) the newly issued shares are offered for subscription to our employees or employees of our subsidiaries; and (ii) the new shares to be issued by us for subscription by the aforementioned parties do not exceed one percent of our share capital, the resolution excluding option rights is to be approved by shareholders representing the majority required for extraordinary meetings.

Pursuant to Italian law, such option rights may be eliminated in certain other cases  including contributions in kind.

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

Decree n. 58/98 provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiary must take place by way of a public offer or on the market in a manner agreed with Borsa Italiana S.p.A. which must ensure the equality of treatment among shareholders, subject to certain limitations. The foregoing does not apply to shares being purchased by a listed company from its employees or employees of its parent company or subsidiaries under certain circumstances.

Minority Shareholders’ Rights

An absent or dissenting shareholder (representing 1/1000 of the share capital of the Company) may, within three months, ask a court to annul shareholders’ resolutions taken in violation of applicable laws or our By-Laws. Any shareholders may bring to the attention of the Board of Statutory Auditors facts or acts which are deemed wrongful. If such shareholders represent more than 1/50 percent of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the shareholders’ meeting.

Shareholders representing more than 1/20 of our share capital have the right to report major irregularities to the relevant court. In addition, shareholders representing at least 1/40 of our share capital may initiate a liability suit against the directors, Statutory Auditors and general managers of Luxottica Group S.p.A. We may waive or settle the suit only if less than five percent of the shareholders vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award such costs against the relevant directors, Statutory Auditors or general managers, or (ii) such costs cannot be recovered from such directors, Statutory Auditors or general managers. In compliance with decree n. 58/98, our By-Laws give minority shareholders the right to appoint directors and one Statutory Auditor as chairman and one Alternate Auditor to the Board of Statutory Auditors. See Item 6—“Directors, Senior Management and Employees—Directors and Senior Management.”

Italian Tender Offer Rules

Under Decree n. 58/98, a public tender offer is required to be made by any person that through share purchases holds more than 30 percent of the voting stock of an Italian listed company. The public tender offer must cover the whole voting stock of the company. Similarly, under CONSOB rules, a public tender for the entire voting stock of a listed company must be made by any person who currently owns more than a 30 percent interest in the voting securities of a company (but does not exercise majority voting rights at an ordinary shareholders’ meeting) and purchases or acquires,  directly or indirectly, through the exercise of subscription or conversion rights during a 12-month period more than three percent of the ordinary capital with voting rights. The offer must be launched within 30 days from the date on which the relevant threshold was exceeded, and must be made at a price not lower than the average of the weighted average of the market price for the shares in the previous 12 months, and the highest price paid for the shares by the offeror during the same period.

CONSOB regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others: (i) when another person or persons jointly control the company; (ii) when a party exceeds the threshold as a result of shares transferred to it by a related party; and (iii) when the threshold is exceeded by a party following the exercise of pre-emption or conversion rights to which such party was entitled. Article 107 of the Testo Unico further provides,  that the acquisition of an interest above 30 percent of the voting stock of a company does not trigger the obligation to launch a 100 percent tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60 percent or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the shareholders of the company (excluding, for the purpose of calculating such majority, the offeror or any shareholder that holds an absolute or relative majority shareholding exceeding ten percent as well as the offeror’s subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a shareholders’ agreement (together, “persons or entities acting in concert with the offeror”)), (ii) if the offeror (including the persons or entities acting in concert with the offeror) has not acquired more than one percent of the voting stock of the company in the preceding 12 months and during the offer period and (iii) upon receipt of an exemption granted by CONSOB provided that  the terms of (i) and (ii) have complied with CONSOB rules that a mandatory bid need not be made. However, after the offer has been completed the offeror nevertheless becomes subject to the duty to launch an offer for 100 percent of the voting stock if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than one percent of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90 percent or more of the voting stock of a company must launch an offer for the remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of four months. Any person who, following a tender offer for 100 percent of the voting stock, holds more than 98 percent of such voting stock is entitled to acquire the residual shareholding during a period of four months upon conclusion of the tender offer, if it has declared in the offering documentation its intention to make such acquisition. Shares held in breach of these rules cannot be voted and must be sold within 12 months.

Derivative Suits

Under Italian law, action against members of the Board of Directors, members of the Board of Statutory Auditors and General Managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of shareholders. In respect of listed companies, the Testo Unico provides for a new form of shareholders’ action against members of a board of directors, which may be brought by holders of at least 1/40 of the outstanding shares. We are allowed to not commence, or to settle, the suit provided that shareholders representing at least five percent of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award these costs as part of the judgment against the relevant directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such directors, Statutory Auditors or general managers. In addition, Italian law permits a shareholder acting alone to bring an action against members of a board of directors in the event that such shareholder has suffered damages directly related to negligence or willful misconduct.

No Limitation of Ownership

Neither Italian law nor any of our constituent documents impose any limitations on the right of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares or the ADSs.

Description of American Depositary Receipts

The following is a summary of certain provisions of the Amended and Restated Deposit Agreement (the “Deposit Agreement”), dated as of March 30, 2006, among Deutsche Bank Trust Company Americas, as depositary, the owners and holders from time to time of ADRs issued thereunder and us. The Deposit Agreement supersedes our earlier deposit agreement with The Bank of New York. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this annual report. For more complete information, the entire agreement should be read. Copies of the Deposit Agreement are available for inspection at the principal Corporate Trust Office of Deutsche Bank Trust Company Americas at 60 Wall Street, New York, New York 10005.

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

Material Contracts

The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since January 1, 2006 and, as of the date of this annual report, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

Merger Agreement with Oakley

On June 20, 2007, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oakley, a developer, manufacturer and distributor of performance optics products including sunglasses, prescription eyewear, goggles, and electronically enabled eyewear, and Norma Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A. formed for the purpose of effecting the transactions contemplated by the Merger Agreement, pursuant to which we will acquire all of the outstanding equity interests of Oakley.  Pursuant to the Merger Agreement, Norma Acquisition Corp. will be merged with and into Oakley with Oakley surviving as an indirect wholly-owned subsidiary of Luxottica.  At the effective time of the merger, each outstanding share of Oakley’s common stock will be converted into the right to receive U.S.$29.30 per share in cash without interest, and each outstanding option will be converted into the right to receive U.S.$29.30 per share in cash less the applicable option exercise price of such option for each share of common stock underlying such option.  The transaction is expected to close in the second half of 2007. Completion of the merger is subject to customary closing conditions, including, among others: (i) approval by Oakley’s shareholders; (ii) the receipt of antitrust approvals, or the expiration or termination of the applicable waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act and under certain non-U.S. laws; (iii) the absence of any order or injunction prohibiting the consummation of the merger; and (iv) the receipt of all requisite consents from governmental entities.

The Merger Agreement contains certain termination rights for both Oakley and us. The Merger Agreement provides that, in certain specified circumstances, Oakley must pay us a termination fee of U.S.$69 million (generally in the event the Board of Directors of Oakley changes its recommendation that its shareholders approve the principal terms of the Merger Agreement and the merger or elects to pursue a superior acquisition proposal from a third party). The Merger Agreement also obligates us to pay Oakley a termination fee of U.S.$80 million under specified circumstances where requisite antitrust approval has not been received.

Non-Competition Agreement with Oakley and Jim Jannard

Concurrently with the execution of the Merger Agreement, we entered into a Non-Competition Agreement (the “Non-Competition Agreement”) with Oakley, Norma Acquisition Corp. and Jim Jannard, the founder and majority shareholder of Oakley, pursuant to which Mr. Jannard agrees to not participate, directly or indirectly, in specified activities considered to be in competition with Oakley or any of its subsidiaries for a period of five years, subject to certain exceptions.

Those exceptions allow Mr. Jannard to (i) own, directly or indirectly, solely as a passive investment, less than 5.0 percent of any class of securities of any entity in competition with the Business (as defined in the Non-Competition Agreement) where equity securities are traded on any national securities exchange, provided that he is not a controlling person of, or a member of a group which controls, such entity, and (ii) be an investor, partner, member, director or principal of a private equity firm, venture capital firm, or hedge fund that makes investments in a Competitor (as defined in the Non-Competition Agreement), provided that he completely recuses himself from selecting, advising or managing the investment in any such Competitor.

Luxottica Group S.p.A. 2006 Stock Option Plan

In July 2006, we adopted an employee stock option plan providing for the issuance of options covering up to 20,000,000 ordinary shares of nominal value of Euro 0.06 each. The purpose of the plan is to provide additional incentives to key employees of the Group. See Item 6—“Directors, Senior Management and Employees—Share Ownership” for more information.

Amended Euro 1,130 Million and U.S.$325 Million Credit Facility and Related Interest Rate Swaps

In March 2006, we amended our credit facility with a group of banks to provide for borrowings of an aggregate of Euro 1,130 million and an aggregate of U.S.$325 million in favor of Luxottica Group S.p.A. and our subsidiary U.S. Holdings. The credit facility consists of three tranches: Tranche A is an amortizing term loan of Euro 405 million that is to be used to refinance Luxottica Group S.p.A.’s existing debt as it matures and for other general corporate purposes and will require nine equal quarterly installments of Euro 45 million beginning in June 2007; Tranche B is a term loan of U.S.$325 million that was used by U.S. Holdings to finance the acquisition of Cole and will mature in March 2011; and Tranche C is a revolving credit facility equivalent to Euro 725 million, available in Euro or U.S.$, in favor of both Luxottica Group S.p.A. and U.S. Holdings, that is to be used for general corporate purposes and all outstanding borrowings, if any, will mature in March 2011. On December 31, 2006, U.S.$ 190 million (Euro 144.0 million) had been drawn from Tranche C by US Holdings and Euro 100 million by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar-denominated loans based on the corresponding Libor rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net debt/EBITDA” ratio, as defined in the agreement. The interest rates on December 31, 2006 were 3.97 percent for Tranche A, 5.62 percent for Tranche B, 5.60 percent on Tranche C amounts borrowed in US dollars and 3.96 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2006. Under this credit facility, Euro 895.2 million was outstanding as of December 31, 2006. In February 2007, we exercised an option included in the amendment to extend the maturity date of Tranches B and C to March 2012.  For additional information, see Note 8 to our Consolidated Financial Statements included in Item 18 of this annual report.

In June 2005, we entered into nine interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 405 million which will decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum. The ineffectiveness of cash flow hedges was tested both at the inception date and at each year end. The results of the tests indicated that the cash flow hedges are highly effective and the amounts of ineffectiveness, if any, on each date of testing were immaterial. As a consequence approximately Euro 5.2 million, net of taxes, is included in other comprehensive income as of December 31, 2006. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2007 is approximately Euro 3.6 million, net of taxes.

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

Individuals, non-profit entities and certain partnerships that are resident in Italy must disclose on their annual tax declarations all investments held outside Italy and foreign financial assets held at the end of a taxable period through which foreign source income taxable in Italy may be derived as well as the total amount of transfers effected during a taxable period to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer owned such foreign investments or financial assets. No such disclosure is required if the total value of the foreign investments and financial assets held at the end of a taxable period and the total amount of the related transfers effected during the taxable period, is not greater than Euro 12,500. In addition, no such disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporations and commercial partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

The New Treaty also would clarify the availability of treaty benefits to entities that are treated as fiscally transparent under United States or Italian law. The Italian government has recently expressed its intention to reform the tax treatment of income of financial source by introducing a single tax rate for taxation of such financial income at an intermediate level between the currently applicable rates of 12.5 percent and 27 percent, but not exceeding 20 percent. If implemented, such proposed reform may impact the Italian tax regime as summarized below.

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

Italian Tax Law

Withholding or Substitute Tax on Dividends. In general, dividends paid by Italian corporations to non-Italian resident beneficial owners without a permanent establishment in Italy to which ordinary shares or ADSs are effectively connected, are subject to final Italian withholding tax (or substitute tax, in the case of dividends on underlying shares listed on the Italian Stock Exchange) at the rate of 27 percent, unless reduced by an applicable double taxation treaty. Reduced rates (normally 15 percent) of withholding tax (or substitute tax)on dividends apply to non-Italian resident beneficial owners of ordinary shares or ADSs who are entitled to and timely comply with procedures for claiming benefits under an applicable income tax treaty entered into by Italy. Italy has concluded income tax treaties with over 60 foreign countries, including all European Union member states, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and East Asia. It should be noted that in general the income tax treaties are not applicable if the beneficial owner is a tax-exempt entity or, with a few exceptions, a partnership or a trust.

Under the Treaty, Italian withholding tax (or substitute tax) at a reduced rate of 15 percent will generally apply to dividends paid by an Italian corporation to a U.S. resident entitled to Treaty benefits who timely complies with the procedures for claiming such benefits, provided the dividends are not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or with a fixed base in Italy through which the U.S. resident performs independent personal services. The foregoing treatment will not be changed by the dividend article of the New Treaty.

Under Italian law, in general, shares of Italian companies listed on the Italian Stock Exchange have to be registered in the centralized deposit system managed by Monte Titoli. With respect to dividends paid by Italian corporations listed in Italy (such as Luxottica Group S.p.A.) to non-Italian resident beneficial owners, without a permanent establishment in Italy to which ADSs or ordinary shares are effectively connected, on shares held in the Monte Titoli system (including our shares), instead of the 27 percent final withholding tax mentioned above, a substitute tax will apply at the same rate (which rate may, however, be reduced under an applicable double tax treaty) and conditions as the above-mentioned withholding tax. This substitute tax will be levied by the Italian authorized intermediary that participates in the Monte Titoli system and with which the securities are deposited, as well as by non-Italian authorized intermediaries participating in the Monte Titoli system (directly or through a non-Italian centralized deposit system participating in the Monte Titoli system), through a fiscal representative to be appointed in Italy.

Since the ordinary shares are registered in the centralized deposit system managed by Monte Titoli, the substitute tax regime will apply to dividends paid by Luxottica Group S.p.A., instead of the withholding tax regime.

For a non-Italian resident beneficial owner of the ordinary shares or ADSs to obtain a reduced rate of substitute tax on dividends pursuant to an applicable income tax treaty entered into by Italy, including the Treaty, the following procedure must be followed. The intermediary with whom the shares are deposited must timely receive:

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

Tax on Capital Gains. Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non-Italian resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected may be subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADSs and/or rights) disposed of is “qualified” or “non-qualified.” The disposal of a “qualified” shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a shareholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than five percent of the share capital or two percent of the shares with voting rights at an ordinary shareholders’ meeting of the corporation and (ii) in any twelve-month period following the date the ownership test under (i) is met, such shareholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non-Italian resident shareholders upon disposal of a “non-qualified” shareholding, are in principle subject in Italy to a capital gain tax (“CGT”) at 12.5 percent. However, an exemption from CGT is provided for gains realized by non-Italian resident shareholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of “non-qualified” shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non-Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration not to be resident in Italy for tax purposes, in order to benefit from this exemption. Upon disposal of a “qualified” shareholding, non-Italian resident shareholders are in principle subject to Italian ordinary taxation on 40 percent of the capital gain realized.

The above is subject to any provisions of an applicable income tax treaty entered into by the Republic of Italy, if the income tax treaty provisions are more favorable. The majority of double tax treaties entered into by Italy, in accordance with the OECD Model tax convention, provide that capital gains realized from the disposition of Italian securities are subject to taxation only in the country of residence of the seller. Therefore, the capital gains realized by a non-Italian resident entitled to the benefits of a treaty entered into by Italy in accordance with the OECD Model in respect of taxation of capital gains from the disposition of Italian securities will not be subject to Italian taxation on such capital gains, regardless of whether the shareholding disposed of is qualified or non-qualified. Non-Italian residents who dispose of shares or ADSs may be required to timely provide appropriate documentation establishing that the conditions of non-taxability of capital gains realized pursuant to the applicable income tax treaties have been satisfied (including a certificate of tax residence issued by the competent foreign tax authorities).

Under the Treaty, a person who is considered a U.S. resident for purposes of the Treaty and is fully entitled to benefits under the Treaty will not incur Italian capital gains tax on disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs form part of a business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell ordinary shares or ADSs may be required to timely produce appropriate documentation establishing that the above-mentioned conditions for non-taxability of capital gains under the Treaty have been satisfied (including a certificate of tax residence issued by the competent U.S. tax authorities).

Such treatment will not be changed by the capital gains provisions of the New Treaty.

Transfer Tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company by and/or to Italian residents; no general exception is provided from the transfer tax for transfers made by non-residents of Italy. However, sales of securities on a regulated stock exchange are exempt from the Italian transfer tax.

Inheritance and Gift Tax. Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of ordinary shares and/or ADSs of an Italian resident corporation by reason of death or donation, regardless of the residence of the deceased or donor and regardless of whether the ordinary shares or ADSs are held outside Italy.

In particular, transfers of assets and rights (including ordinary shares and/or ADSs) on death or by gift are generally subject to Italian inheritance and gift tax:

(i)

at a rate of 4 percent in the case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets (including ordinary shares and ADSs), if any, exceeding, for each beneficiary, Euro 1,000,000;

(ii)

at a rate of 6 percent, in the case of transfers made to relatives within the fourth degree or relatives-in-law within the third degree (in the case of transfers to brothers or sisters, the 6 percent rate is applicable only on the portion of the global net value of the transferred assets (including ordinary shares and ADSs), if any, exceeding, for each beneficiary, Euro 100,000); and

(iii)	at a rate of 8 percent, in any other case.

Inheritance or gift taxes paid in a jurisdiction outside of Italy relating to the same estate on assets (including ordinary shares and ADSs) existing in that jurisdiction are deductible, in whole or in part, from the Italian inheritance and gift tax due with respect to the estate.

The above-described regime may be superseded by the provisions of the double taxation treaties in respect of taxes on estates and inheritances by Italy, if more favorable and where applicable.

Subject to certain limitations, the Estate Tax Convention between the United States and Italy generally affords a credit for inheritance tax imposed by Italy on ordinary shares or ADSs of an Italian resident corporation that is applicable to any U.S. federal estate tax imposed on the same ordinary shares or ADSs. This credit is available only to the estate of a deceased person who, at the time of death, was a national of or domiciled in the United States. There is currently no gift tax convention between Italy and the United States.

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

Certain dividends received by non-corporate U.S. holders in taxable years beginning before January 1, 2011 in respect of ordinary shares or ADSs will be taxed at the rate applicable to long-term capital gains (generally at a maximum income tax rate of 15 percent) if the dividends are “qualified dividends.” This reduced income tax rate is only applicable to dividends paid by U.S. corporations and “qualified foreign corporations” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate shareholder such as an individual) for a minimum holding period (generally, more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a “qualified foreign corporation” and that dividends paid by us to individual U.S. holders of ordinary shares held for the minimum holding period should thus be eligible for the reduced income tax rate. See “—Passive Foreign Investment Company Considerations” for a discussion of certain restrictions on “qualified foreign corporation” status. Non-corporate U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Considerations. A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75 percent of its gross income is “passive income,” or (b) the average percentage of the gross value of its assets that produce “passive income” or are held for the production of passive income is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special “look-through” rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest. Where the “look-through” rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25 percent-owned subsidiary as well as dividends and interest received from such a 25 percent-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2006. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a shareholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in “—Taxation of Dividends”), and our dividends would not be eligible for the reduced 15 percent U.S. income tax rate.

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

A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed his, her or its income tax liability by filing a refund claim with the IRS.

After December 31, 2010, the backup withholding rate will increase to 31 percent under the sunset provisions of currently applicable U.S. tax law.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

At December 31, 2005 and 2006, our interest rate sensitivity was limited to our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities. Included in this amount are the following credit agreements:  (i) Tranche B and Tranche C borrowings on our subsequently amended credit facility with a group of banks of Euro 740 million (Euro 1,130 million starting as of March 10, 2006) and U.S.$325 million (of which Euro 294.9 million and 244.0 million was outstanding under Tranche C as of December 31, 2005 and 2006, respectively, and U.S.$325 million was outstanding under Tranche B (unchanged from 2005), (ii) our AUD 30 million multi currency loan of which AUD  20.88 million (Euro 13.59 million) and AUD 20.22 million (Euro 12.1 million) was outstanding as of December 31, 2005 and 2006, respectively, (iii) our Euro 100 million 18-month credit facility of which Euro 100 million was outstanding (unchanged from 2005), and (iv) Euro 50 million credit facility of which Euro 25 million was outstanding . As of such date, debt under our credit facility with a group of banks bore interest at the rate of Euribor, on Euro-denominated loans, and LIBOR, on U.S.$ denominated loans, plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio as defined in the agreement (5.62 percent for the Tranche B loan denominated in U.S.$ and 4.93 percent for the weighted average Tranche C loan for the relevant interest period at December 31, 2006). Debt under the AUD 30 million and new Euro 100 million credit facility accrue interest at BBR or HIBOR plus 0.275 percent and EURIBOR plus 0.25 percent, respectively. BBR, HIBOR and EURIBOR as defined in the agreements were 6.38 percent, 3.91 percent and 3.72 percent, respectively, at December 31, 2006.

Additionally, in 2003 we issued U.S.$300 million of fixed rate senior unsecured guaranteed notes in three series (series A, B and C). We immediately entered into three interest rate swaps to hedge such series of notes, thereby effectively changing the fixed rate to a variable rate of six-month LIBOR plus a spread of 0.6575 percent or 0.73 percent depending on the series. These Swaps were terminated by a payment to the bank in December 2005, and we will amortize the final fair value adjustment to the debt as an adjustment to the fixed-rate yield over the remaining life of the debt. This has effectively increased our fixed rate on such series A, B and C notes to 5.64 percent, 5.99 percent, and 5.44 percent, respectively.

However, the effect of a ten percent change in interest rates (upward or downward) at December 31, 2005 and 2006 would not have had a material effect on our future annual pretax earnings and cash flows. This was calculated by us, based on our expected future pretax earning and cash flows with an interest rate adjustment of ten percent above and below the rates in effect as of December 31, 2005 and 2006. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S.$-denominated activities, we used an exchange rate of Euro 1.00 = U.S.$ 1.244 and Euro 1.00 = U.S.$1.35 as of December 31, 2005 and 2006, respectively.

We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have 13 interest rate derivatives outstanding as of December 31, 2006, unchanged from December 31, 2005:

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

Economic Risk.  A strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products and/or reduce our gross margins. In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

Effective January 1, 2001, we adopted SFAS 133. SFAS 133, as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

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

From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2006,we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 90 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

Translation Risk. A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2005 and 2006 and is not meant to be a tabular disclosure of market risk:

2006	U.S. Dollars	Euro	Other	Total
Revenues	65.1%	18.7%	16.2%	100%
Operating expenses	63.8%	21.5%	14.7%	100%

2005	U.S. Dollars	Euro	Other	Total
Revenues	69.2%	15.6%	15.2%	100%
Operating expenses	69.9%	16.5%	13.6%	100%

Because a large portion of our revenues and expenses are denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a ten percent weakening of the U.S.$ against the Euro as compared to  the actual 2005 and 2006 average exchange rate between the U.S.$ and Euro would have been a decrease in income before taxes of Euro 47.8 million and of Euro 63.2 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based upon that evaluation, our principal executive officer and our principal financial officer have concluded that the design and operation of our disclosure controls and procedures provide reasonable assurance that, as of December 31, 2006, the disclosure controls and procedures are effective.

Management’s Report on Internal Control over Financial Reporting

As required by the SEC rules and regulations for the implementation of Section 404 of the Sarbanes-Oxley Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

During 2006, we completed several acquisitions including, Shoppers Optical, a 74 store optical chain in Canada, for approximately Euro 48.7 million; three retailers in China operating 274 retail stores, for approximately Euro 69.2 million; several retailers in Australia and New Zealand operating 49 stores, for approximately Euro 9.4 million; the purchase of the remaining 49 percent stake of our Turkish-based distributor Luxottica Gozluk Ticaret A.S. for approximately Euro 15 million and the merger of our Turkish-based distributor with Standard Gozluk Industri Ve Tircaret A.S., a Turkish wholesaler, for total consideration of approximately Euro 46.7 million.  As of year end, each of these acquired businesses was a separate control environment. As such, these businesses were excluded from management's report on internal controls over financial reporting, as permitted by SEC guidance, for the year ended December 31, 2006, as the acquisitions were not material to the consolidated results of operations.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated

Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our independent registered public accounting firm has audited and issued its report on management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, which appears elsewhere in this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that a member of our Board of Statutory Auditors, Marco Reboa, qualifies as an “audit committee financial expert,” as defined in the SEC rules and is “independent”, as defined in such rules. The Board of Statutory Auditors has been designated by our Board of Directors as the appropriate body to act as our “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. See Item 6—“Directors, Senior Management and Employees—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange—Board Committees.”

Item 16B. Code of Ethics

The Board of Directors adopted a Code of Ethics, as may be amended from time to time, that applies to our chief executive officer, chief financial officer and all of our directors, members of management bodies, any other employees, and that is addressed to those who directly or indirectly permanently or temporarily have relationships and dealings with the Company. We will provide a copy of our Code of Ethics without charge upon a written request sent to our registered office at Via C. Cantù 2, 20123 Milan, Italy. You may also obtain a copy of our Code of Ethics on our website at www.luxottica.com.

In March 2007, we amended our Code of Ethics to include new rules governing proper use of corporate assets by our employees. In addition, in accordance with Italian law, we adopted a Procedure for Handling Privileged Information in order to ensure that it is promptly and adequately disclosed to the public and in compliance with the fundamental principles of transparency and truthfulness. We also adopted an updated Internal Dealing Procedure in order to comply with recent regulatory amendments. The updated procedure governs the disclosure obligations and the limitations concerning transactions carried out on shares and other financial instruments by a “significant” person (including managers, the main shareholders of the company and the persons closely related to them).

Item 16C. Principal Accountant Fees and Services

Deloitte & Touche S.p.A., or Deloitte & Touche, was engaged as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2005 and 2006. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting tasks for us around the world. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Internal Control Committee, all audit services for the annual audit of Luxottica Group S.p.A.’s own financial statements and for the audit of the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all permissible non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost. Updates on audit and non-audit services to be provided by Deloitte & Touche are provided to the Board quarterly.

The following table sets forth the aggregate fees paid by the Company to Deloitte & Touche for 2005 and 2006:

Thousands of Euro	2005 Fees	2006 Fees
Audit fees (including annual audit and semi-annual reviews)	2,516	5,258
Audit related fees (including benefit plan audits, acquisition due diligence and Sarbanes-Oxley audit)	67	427
Tax fees (including compliance and planning)	2,136	1,854
All other fees (including royalty audits)	387	221
Total fees	5,106	7,760

Our Board of Directors has approved all of the audit and non-audit fees of Deloitte & Touche for the year 2006 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50 percent.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We rely on the exemption from the listing standards for audit committees set forth in Exchange Act Rule 10A-3(c)(3). We believe that such reliance will not materially adversely affect the ability of our Board of Statutory Auditors to act independently and to satisfy the other requirements of the SEC rules.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (collectively, “the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006.  Our audits also included the financial statement schedule listed in the Index at Item 18.  These financial statements and financial statement schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Notes 2 and 11 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based payments to adopt Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”.  As also discussed in Note 10 to the consolidated financial statements, on December 31, 2006, the Company changed its method of accounting for pensions and other postretirement benefits to adopt the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statement No. 87, 88, 106 and 132R”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Milan, Italy
June 28, 2007

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia	Member of
Roma Torino Treviso Verona	Deloitte Touche Tohmatsu

Sede Legale: Via Tortona, 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220,00 i.v.
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LUXOTTICA GROUP S.p.A.

We have audited Management's assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F, that Luxottica Group S.p.A. and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  As described in Management’s Report, Management excluded from its assessment the internal control over financial reporting the 2006 acquisitions. These acquisitions included Shoppers Optical, a 74 store optical chain in Canada, for approximately Euro 48.7 million; three retailers in China operating 274 retail stores, for approximately Euro 69.2 million; several retailers in Australia and New Zealand operating 49 stores, for approximately Euro 9.4 million; the purchase of the remaining 49% stake of the Turkish-based distributor Luxottica Gozluk Ticaret A.S. for approximately of Euro 15 million and the merger of the Turkish-based distributor with Standard Gozluk Industri Ve Tircaret A.S., a Turkish wholesaler,  for total consideration of approximately Euro 46.7 million.  As of year end, each of these acquired businesses was a separate control environment. As such, these businesses were excluded from Management's report on internal controls over financial reporting, as permitted by SEC guidance, for the year ended December 31, 2006 as the acquisitions were not material to the consolidated operations.

The Company's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating Management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s Board of Directors, Management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper Management override of control, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of the Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and our report dated June 28, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule, and  included an explanatory paragraph related to the change in the Company’s method of accounting for share-based payments upon adoption of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment” as well as the Company’s  changed its method of accounting for pensions and other postretirement benefits to adopt the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statement No. 87, 88, 106 and 132R”.

Milan, Italy
June 28, 2007

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia	Member of
Roma Torino Treviso Verona	Deloitte Touche Tohmatsu

Sede Legale: Via Tortona, 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220,00 i.v.
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2006 (*)

	2005	2006	2006
	(Euro/000)		(U.S.$/000) (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	367,461	339,122	$447,539
Accounts receivable - net (Less allowance for doubtful accounts, € 27.6 million in 2005 and € 22.7 million in 2006, U.S.$30.0 million in 2006)	461,353	533,772	704,419
Sales and income taxes receivable	45,823	24,924	32,892
Inventories	370,289	400,895	529,061
Prepaid expenses and other	87,581	98,156	129,536
Deferred tax assets	89,781	87,947	116,064
Assets of discontinued operations	182,296	—	—

Total current assets	1,604,584	1,484,816	1,959,512

PROPERTY, PLANT AND EQUIPMENT - net	705,166	787,201	1,038,869

OTHER ASSETS:
Goodwill	1,646,673	1,694,614	2,236,382
Intangible assets - net	955,796	830,362	1,095,829
Investments	15,832	23,531	31,054
Other assets	45,471	94,501	124,713

Total other assets	2,663,772	2,643,008	3,487,978

TOTAL	4,973,522	4,915,025	$6,486,359

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1)   Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

	2005	2006	2006
	(Euro/000)		(U.S.$/000) (1)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank overdrafts	275,956	168,358	$222,182
Current portion of long-term debt	110,978	359,527	474,468
Accounts payable	281,348	349,598	461,364
Accrued expenses
Payroll and related	133,576	145,005	191,363
Customers’ right of return	7,799	17,881	23,598
Other	245,590	229,713	303,152
Income taxes payable	133,382	155,195	204,811
Liabilities held for sale	47,092	—	—

Total current liabilities	1,235,721	1,425,277	1,880,938

LONG-TERM DEBT	1,417,931	959,735	1,266,562

LIABILITY FOR TERMINATION INDEMNITIES	56,600	60,635	80,020

DEFERRED TAX LIABILITIES	116,639	41,270	54,464

OTHER LONG-TERM LIABILITIES	179,120	181,888	240,038

COMMITMENTS AND CONTINGENCIES

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	13,478	30,371	40,081

SHAREHOLDERS’ EQUITY:
Capital stock par value € 0.06—457,975,723 and 460,216,248 ordinary shares authorized and issued at December 31, 2005 and 2006, respectively; 451,540,937 and 453,781,462 shares outstanding at December 31, 2005 and 2006, respectively	27,479	27,613	36,441
Additional paid-in capital	150,179	203,016	267,920
Retained earnings	2,050,883	2,343,800	3,093,113
Unearned stock-based compensation	(48,567)	—	—
Accumulated other comprehensive loss, net of tax	(155,954)	(288,593)	(380,856)
Total	2,024,020	2,285,836	3,016,618
Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2005 and 2006, respectively	69,987	69,987	92,362
Total shareholders’ equity	1,954,033	2,215,849	2,924,256

TOTAL	4,973,522	4,915,025	$6,486,359

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (*)

	2004	2005	2006	2006
		(Euro/000)		(U.S.$/000)(1)

NET SALES	3,179,613	4,134,263	4,676,156	$6,171,123

COST OF SALES	(1,018,633)	(1,316,664)	(1,426,000)	(1,881,892)

GROSS PROFIT	2,160,980	2,817,598	3,250,156	4,289,230

OPERATING EXPENSES:
Selling and advertising	(1,342,982)	(1,774,241)	(1,967,034)	(2,595,895)
General and administrative	(338,499)	(461,957)	(527,135)	(695,660)

Total	(1,681,481)	(2,236,198)	(2,494,169)	(3,291,555)

INCOME FROM OPERATIONS	479,499	581,401	755,987	997,676

OTHER INCOME (EXPENSE):
Interest income	6,662	5,650	9,804	12,938
Interest expense	(55,378)	(66,171)	(70,622)	(93,200)
Other - net	13,792	18,429	(16,992)	(22,424)

Other income (expense) - net	(34,924)	(42,092)	(77,810)	(102,686)

INCOME BEFORE PROVISION FOR INCOME TAXES	444,575	539,309	678,177	894,990

PROVISION FOR INCOME TAXES	(156,852)	(199,266)	(238,757)	(315,088)

INCOME BEFORE MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	287,723	340,043	439,420	579,902

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	(8,614)	(9,253)	(8,715)	(11,501)

NET INCOME FROM CONTINUING OPERATIONS	279,109	330,790	430,705	568,401

DISCONTINUED OPERATIONS	7,765	11,504	(6,419)	(8,471)

NET INCOME	286,874	342,294	424,286	$559,930

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1)  Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (*)

	Years ended December 31,
	2004	2005	2006	2006
		(Euro)		(U.S.$) (1)

EARNINGS PER SHARE: BASIC
Continuing Operations	0.62	0.73	0.95	1.25
Discontinued Operations	0.02	0.03	(0.01)	(0.01)
Net income	0.64	0.76	0.94	1.24

EARNINGS PER SHARE: DILUTED
Continuing Operations	0.62	0.73	0.94	1.24
Discontinued Operations	0.02	0.03	(0.01)	(0.01)
Net income	0.64	0.76	0.93	1.23

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	448,275	450,179	452,898	452,898
Diluted	450,361	453,303	456,186	456,186

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1)  Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

Statements OF CONSOLIDATED SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED dECEMBER 31, 2004, 2005 AND 2006 (*)

							Accumulated
						Other	Other
			Additional		Unearned	Comprehensive	Comprehensive	Treasury	Consolidated
	Common Stock		Paid-in	Retained	Stock-based	Income (Loss)	Income (Loss)	shares Amount,	Shareholders’
	Shares	Amount	Capital	Earnings	Compensation	Net of Tax	Net of Tax	at Cost	Equity
	(Euro/000)
BALANCES, JANUARY 1, 2004	454,477,033	27,269	40,423	1,619,312			(242,483)	(69,987)	1,374,534

Exercise of stock options	728,440	43	5,950						5,993
Translation adjustment						(79,897)	(79,897)		(79,897)
Minimum pension, liability, net of taxes of Euro 0.2 million						248	248		248
Tax benefit on stock options			794						794

Change in fair value of derivative
instruments, net of taxes of Euro 0.2 million						1,174	1,174		1,174
Dividends declared (Euro 0.21 per share)				(94,113)					(94,113)
Income from continuing operations				279,109		279,109			279,109
Income from discontinued operations				7,765		7,765			7,765
Comprehensive income						208,399

BALANCES, DECEMBER 31, 2004	455,205,473	27,312	47,167	1,812,073			(320,958)	(69,987)	1,495,607

Exercise of stock options	2,770,250	167	28,062						28,229
Translation adjustment						157,776	157,776		157,776
Aggregate stock-based compensation			70,273		(70,273)
Realized stock-based compensation					21,706				21,706
Minimum pension, liability, net of taxes of Euro 1.6 million						2,534	2,534		2,534
Tax benefit on stock options			4,677						4,677
Change in fair value of derivative instruments, net of taxes of Euro 2.3 million						4,694	4,694		4,694
Dividends declared (Euro 0.23 per share)				(103,484)					(103,484)
Income from continuing operations				330,790		330,790			330,790
Income from discontinued operations				11,504		11,504			11,504
Comprehensive income						507,298

BALANCES, DECEMBER 31, 2005	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033

Exercise of stock options	2,240,525	134	24,309						24,443
Translation adjustment						(126,853)	(126,853)		(126,853)
Effect of adoption of SFAS 123(R)			(48,567)		48,567				—

Realized stock-based compensation			47,969						47,969
Minimum pension, liability, net of taxes of Euro 0.4 million						(624)	(624)		(624)
Effect of adoption SFAS 158, net of taxes of Euro 5.5 million							(8,409)		(8,409)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.5 million						1,244	1,244		1,244
Diluted gain on business combinations, SAB 5-H gain			21,847						21,847

Excess tax benefit on stock options			7,279						7,279

Change in fair value of derivative instruments, net of taxes of Euro 1 .8 million						2,003	2,003		2,003
Dividends declared (Euro 0.29 per share)				(131,369)					(131,369)
Income from continuing operations				430,705		430,705			430,705
(Loss) on discontinued operations				(6,419)		(6,419)			(6,419)
Comprehensive income						300,056

BALANCES, DECEMBER 31, 2006	460,216,248	27,613	203,016	2,343,800	—		(288,593)	(69,987)	2,215,849

Comprehensive income (1)						$395,984
BALANCES, DECEMBER 31, 2006 (U.S.$/000)(1)	$460,216,248	$36,441	$267,920	$3,093,113	$—		$(380,856)	$(92,362)	$2,924,256

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1)  Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

STATEMENTS OF CONSOLIDATED CASH FLOWS THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006 (*)

	2004	2005	2006	2006
		(Euro/000)		(U.S.$/000)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income from continuing operations	279,109	330,790	430,705	$568,401

Adjustments to reconcile net income to net cash provided by operating activities:

Minority interest in income of consolidated subsidiaries	8,614	9,253	8,715	11,501
Non-cash stock-based compensation	—	22,711	47,969	63,304
Excess tax benefits from stock-based compensation	—	—	(7,279)	(9,606)
Depreciation and amortization	150,140	184,652	220,797	291,386
Provision (benefit) for deferred income taxes	46,570	(91,297)	(72,509)	(95,691)
Loss on disposals of fixed assets - net	7,641	6,559	4,930	6,506
Unrealized foreign exchange gain	(13,445)	—	—	—
Termination indemnities matured during the year - net	6,768	3,723	4,369	5,766

Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	(14,298)	(33,634)	(83,107)	(109,676)
Prepaid expenses and other	19,963	(56,767)	8,568	11,307
Inventories	34,190	66,491	(27,658)	(36,501)
Accounts payable	6,241	49,615	76,021	100,325
Accrued expenses and other	(22,951)	(18,549)	(25,243)	(33,313)
Accrual for customers’ right of return	727	5,448	11,121	14,677
Income taxes payable	(950)	126,708	5,875	7,754

Total adjustments	229,210	274,914	172,569	227,740

Cash provided by operating activities from continuing operations	508,319	605,704	603,274	$796,141

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

	2004	2005	2006	2006
		(Euro/000)		(U.S.$/000)(1)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(116,626)	(220,016)	(272,180)	(359,196)
Disposals	198	1,022	21,563	28,457
Increase in investments	—	—	(5,872)	(7,750)
Purchases of businesses net of cash acquired	(362,978)	(86,966)	(134,114)	(176,990)
Sale of investment in Pearle Europe	—	144,000	—	—
Sale of Things Remembered	—	—	128,007	168,931
Additions of intangible assets	(301)	(4,479)	(1,140)	(1,505)

Cash used in investing activities of continuing operations	(479,707)	(166,439)	(263,737)	(348,053)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	1,187,601	373,462	84,100	110,987
Repayments	(918,564)	(623,338)	(233,378)	(307,989)
Swap termination fees	—	(7,062)	—	—
Decrease in overdraft balances	(248,404)	(17,813)	(101,008)	(133,300)
Exercise of stock options	5,993	28,229	24,443	32,257
Excess tax benefit from stock-based compensation	—	—	7,279	9,606
Dividends	(94,113)	(103,484)	(131,369)	(173,368)

Cash used in financing activities of continuing operations	(67,487)	(350,006)	(349,933)	(461,807)

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(38,875)	89,260	(10,395)	(13,719)

CASH AND EQUIVALENTS, BEGINNING OF YEAR	299,937	253,246	367,461	484,938

Effect of exchange rate changes on cash and cash equivalents	(7,816)	24,955	(17,944)	(23,681)

CASH AND EQUIVALENTS, END OF YEAR	253,246	367,461	339,122	$447,539

Cash provided by (used in) operating activities of discontinued operations	20,359	17,756	(5,688)	(7,507)
Cash provided by (used in) investing activities of discontinued operations	(794)	(9,340)	(9,186)	(12,123)
Cash provided by (used in) financing activities of discontinued operations	(15,155)	(8,318)	16,209	21,391

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	4,409	99	1,334	1,761

CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATIONS AT BEGINNING OF YEAR	—	4,103	4,795	6,328

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	(306)	593	(557)	(736)

CASH RETAINED BY DISCONTINUED OPERATIONS UPON SALE	—	—	(5,572)	(7,353)

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATIONS AT END OF PERIOD	4,103	4,795	—	—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	58,371	61,770	67,496	89,074
Cash paid during the year for income taxes	108,440	153,287	242,628	320,196
Acquisition of businesses:
Fair value of assets acquired	157,905	3,702	10,863	14,336

See notes to Consolidated Financial Statements

(*) In accordance with U.S. GAAP

(1)   Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

LUXOTTICA GROUP S.p.A. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                            ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses. Through the Company’s retail operations the Company owns and operates 5,280 retail locations worldwide and franchises an additional 454 locations under certain of its owned trade names. At December 31, 2006 the Company’s retail operations by geographic region and significant tradenames were as follows:

	North America	Europe/ Middle East	Australia / New Zealand	China / Hong Kong	Total
LensCrafters	902	—	—	75	977
Sunglass Hut	1,502	92	224	—	1,818
Pearle and Licensed Brands	1,781	—	—	—	1,781
Other	—	—	505	199	704

Franchised locations	417	15	22	—	454
	4,602	107	751	274	5,734

Principles of consolidation and basis of presentation - The consolidated financial statements of Luxottica Group include the financial statements of the parent company, all wholly or majority-owned subsidiaries and variable interest entities for which the Company is determined to be the primary beneficiary. A subsidiary of the Company located in the United States holds a 44 percent interest in an affiliated manufacturing and wholesale distributor, located and publicly traded in India, and the Company owns a 50 percent interest in an affiliated company located in Great Britain, which are both accounted for under the equity method. The results of operations of these investments are not material to the results of the operations of the Company. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All significant intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with Financial Accounting Standard Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, we account for all business combinations under the purchase method. Furthermore, we recognize intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

The comparative figures include a variable interest entity (the “Trust”) consisting of a synthetic operating lease for Cole’s former Things Remembered Specialty Gift Business (“TR”) of Cole National Corporation (“Cole”) which was sold in September 2006 (see Note 4). The Trust was included in these consolidated financial statements since the Company was required to absorb any expected losses, received the majority of expected returns on the activities of the Trust, and was the primary beneficiary of the Trust. Assets of Euro 1.6 million and liabilities of Euro 1.6 million were consolidated into the financial statements as of December 31, 2005. In January 2006, the Company reached an agreement with the Trust to allow for the acceleration of the purchase option and acquired the facility for a purchase price of approximately Euro 1.5 million (the amount of the underlying liability plus transaction costs). Therefore, the liability related to the Trust was included as a current liability (“liabilities of discontinued operations”) as of December 31, 2005.

The North America retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods ended January 1, 2005, December 31, 2005, and December 30, 2006.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventory and deferred tax assets, calculation of pension and other long-term employee benefit accruals, legal and other accruals for contingent liabilities and the determination of impairment considerations for long-lived assets, among other items. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions – Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments have been recorded as a separate component of “Accumulated Other Comprehensive Income (Loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in consolidated income in such year. Aggregate transaction gain/(loss) for the years ended December 31, 2004, 2005 and 2006, were Euro 12.5 million, Euro 9.5 million and Euro (19.9) million, respectively.

Cash and Cash Equivalents – Cash and cash equivalents includes cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card, and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 14.1 million and Euro 23.4 million at December 31, 2005 and 2006, respectively.

Bank Overdrafts – Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (see “Credit Facilities” included in Note 14 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiaries’ agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories – Luxottica Group’s manufactured inventories, approximately 75.4 percent and 66.7 percent of total frame inventory for 2005 and 2006, respectively, are stated at the lower of cost, as determined under the weighted-average method (which approximates the first-in, first-out method, or “FIFO”), or market value. Retail inventory not manufactured by the Company or its subsidiaries are stated at the lower of cost, at FIFO or weighted-average cost, or market value. As of January 2, 2005, the Company changed its method of valuing certain of its retail inventory from the last-in, first-out method (“LIFO”) to FIFO in order to reduce the number of valuation methods among retail divisions. The effect of the change in the inventory valuation method had an immaterial effect on the 2005 Statements of Consolidated Income. Inventories are recorded net of allowances for estimated losses among other reserves. These reserves are calculated using various factors including sales volume, historical shrink results and current trends.

Property, Plant and Equipment - Property, plant and equipment are stated at historical cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Estimated Useful Life

Buildings and building improvements	19 to 40 years
Machinery and equipment	3 to 12 years
Aircraft	25 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of 15 years or the remaining life of the lease

Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the Statements of Consolidated Income.

Capitalized Leased Property – Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill – Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of two units, Wholesale and Retail, as required by the provisions of SFAS 142. For the years ended December 31, 2004, 2005 and 2006, the result of this process was the determination that the carrying value of each reporting unit of the Company was not impaired and, as a result, the Company has not recorded a goodwill impairment charge in such years.

Trade Names and Other Intangibles – In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7).  Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are subject to test for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the years ended December 31, 2004, 2005 and 2006 was Euro 50.7 million, Euro 61.9 million and Euro 68.8 million, respectively.

Impairment of Long-Lived Assets – Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows were less than the carrying amount of the long-lived assets, the Company would record an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with SFAS 144. The aggregate impairment loss on certain non-performing long-lived assets charged to the Statements of Consolidated Income during fiscal 2005 and 2006 was not material and there was no impairment loss charged in fiscal 2004.

Store Opening and Closing Costs - Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the consolidated statements of income during fiscal 2004, 2005 and 2006 were not material.

Self Insurance – The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported.  The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2005 and 2006, self insurance accruals were Euro 46.8 million and Euro 37.4 million, respectively.

Income Taxes – Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

Liability for Termination Indemnities – The reserve for employee termination indemnities of Italian companies is considered a defined benefit plan and is accounted for accordingly. Termination indemnities in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements (see Note 10).

Revenue Recognition – Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues. Excluded from revenues and recorded net in expenses when applicable are amounts collected from customers and remitted to governmental authorities for taxes directly related to the revenue-producing transaction.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, Revenue Recognition When Right of Return Exists, are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned.  This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends.  There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses. Total shipping costs in fiscal 2004, 2005 and 2006 associated with the sale of goods in the Wholesale Division were Euro 6.2 million, Euro 6.0 million and Euro 7.3 million, respectively.

Retail Division revenues, including internet and catalog sales, are recognized upon receipt by the customer at the retail location, or when goods are shipped directly to the customer for internet and catalog sales. In some countries, the Company allows retail customers to return goods for a period of time and as such the Company has recorded an accrual for the estimated amounts to be returned.  This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date.  There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2005 and 2006 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 22.3 million and Euro 21.8 million, respectively. Also included in Retail Division revenues are managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues, which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

The Retail Division previously sold separately priced extended warranty contracts with terms of coverage of 12 months (up to 24 months in 2005). Revenues from the sale of these warranty contracts are deferred and amortized over the lives of the contracts, while costs to service the warranty claims are expensed as incurred.

A reconciliation of the changes in deferred revenue from the sale of warranty contracts and other deferred items for the years ended December 31, 2005 and 2006 is as follows:

In thousands of Euro	2005	2006
Beginning balance	37,362	41,099
Translation difference	5,247	(3,643)
Warranty contracts sold	42,677	30,151
Other deferred revenues	540	70
Amortization of deferred revenues	(44,727)	(51,879)
Total	41,099	15,798
Current	35,353	15,798
Non-current	5,746	—

The Company earns and accrues franchise revenues based on sales by franchisees which are accrued as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company and when the related store begins operations. Accruals are established for amounts due under these relationships when they are determined to be uncollectible.

The Wholesale and Retail Divisions may offer certain promotions during the year.  Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer.  Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Managed Vision Care Underwriting and Expenses – The Company sells vision insurance plans which generally have a duration of up to five years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported, with a high degree of confidence. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period.

Advertising and Direct Response Marketing – Costs to develop and create newspaper, television, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising.  Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs.  Advertising expenses incurred for the years ended December 31, 2004, 2005 and 2006 were Euro 189.6 million, Euro 267.8 million and Euro 318.1 million, respectively, and no significant amount have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs.  Operating expenses in the Consolidated Statements of Income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales.  The amounts received in fiscal 2004, 2005 and 2006 for such reimbursement were Euro 4.2 million, Euro 15.5 million and Euro 19.2 million, respectively.

Earnings Per Share – Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2004, 2005 and 2006. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

In thousands	2004	2005	2006

Weighted average shares outstanding – basic	448,275.0	450,179.1	452,897.9
Effect of dilutive stock options	2,085.9	3,124.3	3,287.8
Weighted average shares outstanding – dilutive	450,360.9	453,303.4	456,185.7
Options not included in calculation of dilutive shares because the exercise price was greater than the average price during the respective period	2,169.6	569.1	6,885.9

Fair Value of Financial Instruments – Financial instruments consist primarily of cash, cash equivalents and marketable securities, debt obligations, and derivative financial instruments which are either accounted for as fair value or cash flow hedges. In addition, as of December 31, 2006, financial instruments include a note receivable from a third party for the sale of TR (“TR Note”). Luxottica Group estimates the fair value of cash, cash equivalents and marketable securities based on interest rates available to the Company and by comparison to quoted market prices and its debt obligations, as there are no quoted market prices, based on interest rates available to the Company. The fair value associated with financial guarantees has been accrued for when applicable and is disclosed in Note 15. The fair values of letters of credit are not disclosed as it is not practicable for the Company to do so and substantially all of these instruments are in place for operational purposes such as security on leases and health benefits. The fair value of the TR Note was based on discounted projected cash flows utilizing an expected yield.

At December 31, 2005 and 2006, the fair value of the Company’s financial instruments approximated the carrying value.

Stock-Based Compensation – As of January 1, 2006 the Company adopted SFAS No. 123(R), Share Based Payments (“SFAS 123(R)”)  which requires the Company to measure and record compensation expense for stock options and other share-based payments based on the fair value of the instruments.  The adoption was made utilizing the modified prospective application as defined in SFAS 123(R) and as such will apply to awards modified, repurchased or cancelled after such date and to any portion of awards for which the requisite service has not been rendered and to every new granted award issued after December 31, 2005. The compensation costs to be recorded will be based on the option’s grant-date fair value.  As for the awards granted prior to the date of adoption the cost to be recorded over the future requiste service period will be based on the fair value as calculated for the pro-forma disclosure below. Any unearned compensation cost related to earlier awards were eliminated against the appropriate equity accounts.

Prior to January 1, 2006 and its adoption of SFAS 123(R) the Company previously elected to follow the accounting provisions of Accounting Principles Board (“APB”), Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), for stock-based compensation and to provide the disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (collectively, “SFAS 123”) (see Note 11). No stock-based employee compensation cost was reflected in net income for 2004 and 2005 for options not included in the performance plans (see Note 11), as all options granted under the these plans had an exercise price equal to the market value of the underlying stock on the date of the grant. For options issued under the performance plans, stock compensation expense was recorded based on the conditions of the plan. The Company utilizes a binomial lattice model to estimate the fair value of each option as the Company believes a binomial lattice valuation technique will result in the best estimate of the fair value of the options. Prior to 2006, the Company applied APB 25 and the disclosure-only provisions of SFAS 123. The following table illustrates the effect on net income and earnings per share had the compensation costs of the plans been determined under a fair-value based method as stated in SFAS 123 for 2004 and 2005. The estimated fair value for each option was calculated using a binomial model.

	Year ended December 31,
	2004	2005
(In thousands of Euro, except share data):
Net income as reported	286,874	342,294

Add: Stock-based compensation cost included in the reported net income, net of taxes	—	21,706
Deduct: Stock-based compensation expense determined under fair-value-based method for all awards, net of taxes	(9,964)	(23,203)

Pro forma	276,910	340,797

Basic earnings per share:
As reported	0.64	0.76
Pro forma	0.62	0.76

Diluted earnings per share:
As reported	0.64	0.76
Pro forma	0.61	0.75

As described above, the fair value of options granted was estimated on the date of grant using a binomial lattice model with the following assumptions:

	2004	2005	2006
			Plan I (a)	Plan II (b)	Plan III (c)
Dividend yield	1.71%	1.54%	1.33%	1.33%	1.33%
Risk-free interest rate	2.92%	3.17%	3.11%	3.88%	3.89%
Expected option life (years)	5.44	5.84	5.80	5.36	5.53
Expected volatility	36.56%	25.92%	25.91%	26.63%	26.63%
Weighted average fair value (Euro)	5.10	4.27	5.72	6.15	5.80

(a)     Ordinary Plan issued in February 2006 for a total  of 1,725,000 options granted

(b)    Stock Performance Plan issued in July 2006 for a total of 9,500,000 options granted

(c)     Stock Performance Plan issued in July 2006 for a total of 3,500,000 options granted

For Stock Option Plans, the Company has estimated a forfeiture rate of approximately six percent for each year presented. For Stock Performance Plans, the Company has estimated a zero percent forfeiture rate for each year presented.

Derivative Financial Instruments – Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended and interpreted.

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the Statements of Consolidated Shareholders’ Equity and are recognized in the Statements of Consolidated Income when the hedged item affects operations. The effect of these derivatives in the Statements of Consolidated Operations depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the Statements of Consolidated Operations, under the caption “Other – net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, hedging relationship is expected to be highly effective and effectiveness is tested at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or  sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized immediately as earnings.  Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income relating to these cash flow hedges in fiscal 2007 is approximately Euro 4.6 million, net of taxes.

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

Recent Accounting Pronouncements –

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB No. 115, which allows the Company to record at fair value financial assets and liabilities with the change being recorded in earnings.  This can be done on an instrument by instrument basis in most circumstances, is irrevocable after elected for that instrument and must be applied to the entire instrument.  The adoption of such standard is for fiscal years beginning after November 15, 2007. The adoption is not expected to have a material effect on the consolidated financial statements.

In March 2006, FASB issued SFAS No. 156, Accounting for Servicing Financial Assets—an amendment of FASB No. 140, with respect to accounting for separately recognized servicing assets and servicing liabilities. The statement requires, among other things, that an entity use fair value to intially measure these assets and liabilities, if practicable. The adoption of such standard is for fiscal years beginning after September 15, 2006. The adoption is not expected to have a material effect on the consolidated financial statements.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements, which establishes a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require new fair value measurements but clarifies the definition, method and disclosure requirements of previous issued standards that address fair value measurements. The adoption of such standard is for fiscal years beginning after November 15, 2007. The Company is currently evaluating the accounting and disclosure requirements and their effect on the consolidated financial statements.

In September 2006, FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension Other Post Retirement Plans, which requires the Company to recognize an asset or liability for the funded status (difference between fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the Projected Benefit Obligation) of it’s retirement plans and recognize changes in the funded status annually through Other Comprehensive Income(Loss). Additionally the statement changes the date in which the funded status can be measured (eliminates the 90 day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006, and as such, refer to Note 10 for the effect on adoption. The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact of changing its measurement date on the consolidated financial statements.

In July 2006 the FASB issued Financial Accounting Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 requires among other things a duel step approach (Recognition and Measurement) in recognizing uncertain tax positions taken or expect to be taken on tax returns. In addition, it provides additional disclosure requirements, the classification of interest and penalties and classification between current and long term portions. The recognition requires the tax position must meet a threshold of “more-likely-than-not” based solely on its technical merits that it will be sustained upon examination of the taxing authority. After this test is met the Company can recognize a tax benefit equal to the largest amount of benefit greater than 50 percent likely to be realized upon final settlement with the tax authority. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption. The cumulative effect of adoption will be recorded as an adjustment to opening retained earnings in the year of adoption. The effective date of FIN 48 is for fiscal periods beginning after December 15, 2006. The cumulative effect of adoption was an adjustment to retained earnings of Euro 8.2 million as of January 1, 2007, as 2007 is the year of adoption. Such amount is subject to revision to include future clarifications of the accounting pronouncements by the FASB or similar accounting standard body.

Information Expressed in U.S. Dollars - The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into U.S. dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to U.S. dollar 1.3197. Such rate was determined by using the noon buying rate of the Euro to U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2006. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollar at that or any other rate.

Reclassifications - The presentation of certain prior year information has been reclassified to conform to the current year presentation.  On September 29, 2006, the Company sold its Things Remembered, Inc. (“TR”) specialty gifts retail business to a private equity consortium.  The TR business operated solely in the United States and was included in the retail segment of the Company’s operations as of December 31, 2005 and 2004. As such, for all periods for which a balance sheet is presented, the Company has reclassified the assets and liabilities included in the sale as a single asset and liability line items on the balance sheet. In the Statements of Consolidated Income, for all periods presented, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Amounts included in the statement of cash flows associated with the discontinued operations are separately disclosed as cash flows from discontinued operations.

2.      RELATED PARTY TRANSACTIONS

Fixed Assets - In 2002, a subsidiary of the Company entered into an agreement with the Company’s Chairman to lease to him a portion of a building for Euro 0.5 million annually. The expiration date of this lease is 2010.

As of December 31, 2006 the receivable from the Company’s Chairman amounts to Euro 0.2 million (Euro 0.1 million as of December 31, 2005).

License Agreement – The Company has a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Brooks Brothers. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is owned and controlled by a Director of the Company. The license agreement expires in 2009. Royalties paid to RBA for such agreement were Euro 0.9 million, Euro 0.5 million and Euro 1.3 million in the years ended December 31, 2004, 2005 and 2006, respectively.

In July 2004, the Company signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name was owned by RBA until November 2006 when the license was sold by RBA to a non-related party to the Company. The license agreement was originally scheduled to expire on December 31, 2007. For the years ended December 31, 2004, 2005 and 2006, royalties paid to RBA for such agreement were Euro 0.9 million, Euro 0.9 million, and Euro 1.0, respectively. On November 17, 2006, Adrienne Vittadini was transferred out of RBA and as of such date transactions relating to this license agreement are no longer considered related party transactions.

As of December 31, 2006 the balance of accounts receivable and payable related to RBA (including service revenues described in next paragraph) amount to Euro 0.1 million and Euro 0.7 million, respectively (Euro 0.1 million and Euro 0.4 million, as of December 31, 2005).

Service Revenues - During the years ended December 31, 2004, 2005 and 2006 subsidiaries of Luxottica U.S. Holdings Corp. (“US Holdings”) performed certain services for RBA.  Amounts received for the services provided were Euro 0.7 million, Euro 0.6 million and Euro 0.7 million in fiscal 2004, 2005 and 2006, respectively.

Stock Incentive Plan - In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family (renamed Delfin S.a.r.l.), representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share (the closing stock price at December 31, 2005 on the Milan Stock Exchange was Euro 21.43 per share). The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. Prior to 2006 compensation expense was recorded in accordance with variable accounting under APB 25 for the options issued to management under the incentive plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During 2005, it became probable that the incentive targets would be met and, as such, the Company recorded compensation expense of approximately Euro 19.9 million net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million net of taxes, with an offsetting increase in additional paid-in capital for such amounts. The expense for 2005, if calculated under SFAS 123 would have been approximately Euro 16.9 million, net of taxes, and is included in pro forma net income and earnings per share in Note 1.

As of January 1, 2006, the Company has adopted SFAS 123(R) in accordance with the transitional guidance as prescribed in the statement. As such, the previous unearned compensation as of December 31, 2005 of Euro 48.6 million has been charged against the appropriate equity accounts. Approximately Euro 48.0 million of additional compensation expense associated with the annual stock option plans and with the Company’s October 2004 performance plan grants, September 2004 shareholder grant and July 2006 performance plans grants was included in general and administrative expense for the fiscal year ended December 2006.

Total receivables and payables from/to other related parties not considered in the above reported paragraphs amount to Euro 1.3 million and Euro 0.2 million, respectively (Euro 0.5 million and Euro 0.1 million as of December 31, 2005). This amouts mainly refer to commercial transaction with the company Ray Ban Sun Optics India Ltd held by the Group at 44 percent as of December 31, 2006.

3.                            INVENTORIES

Inventories consisted of the following (in thousands of Euro):

	December 31,
	2005	2006

Raw materials and packaging	53,414	76,352
Work in process	26,932	49,650
Finished goods	349,048	317,253
Less: Inventory obsolescence reserves	(59,105)	(42,360)
Total	370,289	400,895

4.                            SALE OF THINGS REMEMBERED

On September 29, 2006, the Company sold its TR specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (U.S.$162.1 including costs of U.S.$5.3 million) and a promissory note with a principal amount of Euro 20.6 million (U.S.$26.1 million). The TR business operated solely in the United States and was included in the retail segment of the Company’s operations as of December 31, 2004 and 2005. As such, for all periods for which a balance sheet is presented, the Company has reclassified the assets and liabilities included in the sale for previous periods as single asset and liability line items on the balance sheet. In the Statements of Consolidated Income, for all periods presented, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the twelve-month periods ended December 31, 2004, 2005 and  2006, are as follows (amounts in thousands of Euro):

	2004 (1)	2005	2006 (2)
Revenues	75,687	236,478	157,110
Income from operations	13,315	21,153	3,250
Income before provision for income taxes	12,578	18,260	761
Income tax provision	(4,813)	(6,756)	(45)

Gain/loss on sale	N/A	N/A	13,278
Income taxes on sale	N/A	N/A	(20,413)
(Loss)/gain from discontinued operations	7,765	11,504	(6,419)

(1)          Since the acquisition date, October 4, 2004

(2)          From January 1, 2006 through September 29, 2006

Listed below are the major classes of assets and liabilities as of December 31, 2005 that were included as part of the assets and liabilities held for sale (thousands of Euro):

ASSETS
Cash and cash equivalents	4,795
Inventory	34,042
Prepaid expenses	5,559
Deferred tax assets	3,819
Property and equipment, including leasehold improvements	29,949
Goodwill	53,711
Intangible assets, net	39,006
Other assets	568
TOTAL ASSETS	171,449

LIABILITIES
Financial liabilities	165
Accounts payable	10,386
Accrued expenses	6,254
Deferred taxes payable	10,481
Other non-current liabilities	19,806
TOTAL LIABILITIES	47,092

The promissory note has a stated interest rate of 15.0%. Interest is “paid-in-kind” annually in the form of an additional principal amount added to the outstanding principal balance. All unpaid interest and outstanding principal is due in March 2013. The promissory note is subordinated to certain other outstanding senior debt of the acquirer as defined in the promissory note. The promissory note has been classified as an “available-for-sale” security and as such changes in its fair value will be included in accumulated other comprehensive income and reclassified to earnings when realized. For fiscal 2006 there were no amounts reclassified from other comprehensive income into earnings.

5.                            ACQUISITIONS AND INVESTMENTS

a)              OPSM

On November 26, 2004, the Company, through its wholly owned subsidiary, Luxottica South Pacific Pty Limited, made an offer for all the un-owned remaining outstanding shares of OPSM.

On February 7, 2005, on the close of the offer, the Company acquired 15.5 percent for an aggregate total of 98.5 percent of OPSM’s shares, which is in excess of the compulsory acquisition threshold. Subsequently, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM not already owned by the Company. The compulsory acquisition process was completed on March 23, 2005 and as of that date the Company held 100 percent of OPSM’s shares. The acquisition of the remaining OPSM shares was accounted for in accordance with SFAS 141, Business Combinations, and accordingly, the purchase price of Euro 61.9 million or Australian dollar 102.9 million in cash (including approximately Australian dollar 3.5 million of direct acquisition-related expenses and dividends to receive) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. Since there was no additional fair value of assets acquired and liabilities assumed, the difference between the purchase price and the value of the minority interest in OPSM has been allocated entirely to goodwill for an amount of Euro 46.3 million (Australian dollar 77.7 million).

b)              COLE NATIONAL

On July 23, 2003, the Company formed an indirect wholly owned subsidiary Colorado Acquisition Corp. for the purpose of acquiring all the outstanding common stock of Cole, a publicly traded company on the New York Stock Exchange. On January 23, 2004, as amended as of June 2, 2004 and July 15, 2004, the Company and Cole entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On October 4, 2004, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was approximately Euro 407.9 million (U.S.$500.6 million). In connection with the merger, the Company assumed outstanding indebtedness with an approximate aggregate fair value of the principal balance of Euro 253.2 million (U.S.$310.8 million). The acquisition was accounted for using the purchase method and, accordingly, the purchase price of Euro 423.7 million (U.S.$520.1 million), including approximately Euro 15.8 million (U.S.$19.5 million) of direct acquisition-related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities and all valuations have been completed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying Consolidated Balance Sheet. The acquisition of Cole National was made as a result of the Company’s strategy to continue expansion of its retail business in North America.

The purchase price (including acquisition-related expenses) has been allocated based upon the fair value of the Company’s acquired assets and liabilities assumed as follows (in thousands of Euro):

Assets purchased:
Cash and cash equivalents	60,762
Inventories	95,601
Accounts receivable	45,446
Prepaid expenses and other current assets	12,456
Property and equipment	109,174
Trade names (useful lives of 25 years, no residual value)	72,909
Distributor network (useful life of 23 years, no residual value)	98,322
Customer list and contracts (useful life of 21-23 years, no residual value)	68,385
Franchise agreements (useful life of 20 years, no residual value)	18,413
Other intangibles	17,214
Asset held for sale – Pearle Europe	143,617
Deferred tax assets	74,949
Other assets	11,252

Liabilities assumed:
Accounts payable	(49,190)
Accrued expenses and other current liabilities	(164,205)
Deferred tax liabilities	(94,910)
Long-term debt	(253,284)
Bank overdraft	(22,668)
Other non-current liabilities	(78,425)

Fair value of net assets	165,818
Goodwill	257,922
Total purchase price	423,740

As part of the acquisition of Cole, the Company acquired approximately 21 percent of the outstanding shares of Pearle Europe B.V. (“PE”). A change of control provision included in the Articles of Association of PE required Cole to make an offer to sell these shares to the shareholders of PE within 30 days of the change of control, which deadline was extended by agreement of the parties. In December 2004, substantially all the terms of the sale were established at a final cash selling price of Euro 144.0 million, subject to customary closing conditions. The sale transaction closed in January 2005. As the asset is denominated in Euro, which is not the functional currency of the subsidiary that held the investment, the Company has recorded an unrealized foreign exchange gain of approximately Euro 13.4 million (U.S.$18.4 million) as of December 31, 2004, relating to the changes in the U.S. dollar/Euro exchange rate between October 4, 2004 (the date of acquisition) and December 31, 2004.

The following unaudited pro forma information for the year ended December 31, 2004 summarizes the results of operations as if the acquisition of Cole had been completed on January 1, 2004 and includes certain pro forma adjustments such as additional amortization expense attributable to identifiable intangibles:

(Thousands of Euro, except per share data- Unaudited)	2004

Net sales	4,027,057
Income from operations	488,223
Net income	276,212
No. of shares (Thousands) – Basic	448,275
No. of shares (Thousands) – Diluted	450,361
Earnings per share (Euro) – Basic	0.62
Earnings per Share (Euro) – Diluted	0.61

This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place on January 1, 2004.

On October 17, 2004, Cole caused its subsidiary to purchase Euro 122.2 million (U.S.$150 million) of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for Euro 143 million (U.S.$175.5 million), which amount represented all of the issued and outstanding notes of such series.  On November 30, 2004, Cole redeemed all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for Euro 103.0 million (U.S.$126.4 million).

c)              Other acquisitions and establishments:

The following is a description of other acquisitions and establishments. No pro forma financial information is presented, as these acquisitions individually or in aggregate were not material to the Company’s consolidated financial statements.

• In April 2005, the Company purchased 26 stores from SunShade Holding Corporation and Hao’s International.  The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the purchase price of Euro 11.1 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the asset purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory were completed during 2006 and goodwill for an amount of Euro 7.8 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets.  No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements. The acquisition was made as result of the Company’s strategy to continue expansion of its retail business in North America.

• In September 2005, the Company purchased 27 stores in Canada from Symbol of Sight, LTD known as Precision Optical. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the purchase price of Euro 13.8 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the asset purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory were completed during 2006, and goodwill for an amount of Euro 11.9 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. No pro forma financial information is presented, as the acquisition was not material to the Company’s consolidated financial statements. The acquisition was made as result of the Company’s strategy to continue expansion of its retail business in Canada.

• In July  2005, the Company announced that SPV Zeta S.r.l., a new wholly owned Italian subsidiary, will acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. (“Xueliang Optical”) for a purchase price of Chinese Renminbi (“RMB”) 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical has 79 stores in Beijing. The transaction was completed in April 2006 after the customary approvals by the relevant Chinese governmental authorities. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 22.6 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2007. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. Estimated preliminary goodwill in the amount of Euro 20.6 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. The acquisition was made as a result of the Company’s strategy to enter the retail business in China. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

• On July 1, 2006, the Company acquired certain assets and assumed certain liabilities from King Optical Group Inc. consisting of its 74 Canadian optical store chain known as Shoppers Optical (“SO”). The aggregate consideration paid by the Company to the former owners of SO was approximately Canadian dollar (“CDN$”) 68.8 million (Euro 48.3 million converted using the June 30, 2006 Federal Reserve Bank of New York’s Noon Buying Rates (“NBR”) of 1 U.S.$ = 1.115 CDN and 1 U.S.$ = 1.2779 Euro) in cash. In connection with the acquisition, the Company assumed no indebtedness. The purchase price of CDN$ 69.3 million (Euro 48.7 million converted at the NBR) including approximately CDN$ 573 thousand (Euro 402.1 thousand converted at the NBR) of direct acquisition-related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities and not all valuations have been completed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. Approximately CDN$ 44.5 million (Euro 31.3 million converted at the NBR) of goodwill will be deductible for tax purposes. The acquisition of SO was made as a result of the Company’s strategy to continue expansion of its retail business in Canada. The Company believes that the preliminary allocation of the purchase price is reasonable, but it is subject to revisions upon completion of the final valuation of certain assets and liabilities, which is expected to occur during the first half of 2007. As such, the preliminary allocation set forth above may change during 2007 to reflect final amounts. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

• In October 2005, the Company announced that its new wholly owned Italian subsidiary, SPV Eta S.r.l., will acquire 100 percent of the equity interests in Ming Long Optical, the largest premium optical chain in the province of Guangdong, China, for a purchase price of RMB 290 million (approximately Euro 29 million). In July 2006 the Company completed the transaction after receiving the customary approvals by the relevant Chinese governmental authorities. Ming Long Optical operates a total of 278 locations in two of the top premium optical markets in mainland China, as well as in Hong Kong. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 30.3 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2007. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. Estimated preliminary goodwill in an amount of Euro 29.1 million in excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in China. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

• In May 2006, the Company completed the purchase of the remaining 49% stake of the Turkish-based distributor Luxottica Gozluk Ticaret A.S. (“Luxottica Turchia”) for an amount of Euro 15 million. Goodwill of Euro 7.0 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. In November 2006 Standard Gozluk Industri Ve Tircaret A.S. (“Standard”), a Turkish wholesaler fully owned by the former minority shareholders of Luxottica Turchia, merged with Luxottica Turchia. Before the merger, Luxottica Turchia mainly operated in the sunglass business, substantially through the distribution of products under the RayBan trademark, while standard operated in the ophthalmic frames business. The total number of shares issued after the merger increased from 13,500,000 fully-owned by Luxottica to 1,039,045,989, with a par value of 0.01 Turkish Lira (“YTL”). Consequently, the share capital became YTL 10,390,459.89. As a result of the merger the former shareholders of Standard received a minority stake of Luxottica Turchia of 35.16% (equal to 365,328,570 shares of the new company) and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The Company’s ownership equals 64.84% of the merged company, representing 673,717,419 shares. No cash was exchanged as part of the merger agreement. The acquisition was made as a result of the Company’s strategy to continue expansion of its wholesale business in Turkey, in particular in the prescription frames segment of the market. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 46.7 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the purchase agreement. The final valuations of net assets have not been completed and are subject to change during 2007. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separately from goodwill if they arise from contractual or other legal rights or if they meet the definition of separable as noted in SFAS 141. Estimated goodwill in an amount of Euro 35.5 million has been recorded in the accompanying Consolidated Balance Sheets. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

• In November 2006, the Company completed the acquisition, which was announced in June 2006, of Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China. Modern Sight Optics has an existing position in the premium segment of the optical market and brings to the Company 28 high-end stores in Shanghai. These stores are located in premium and high-end commercial centers and shopping malls situated primarily in Shanghai’s downtown area and affluent residential areas.  The Company acquired 100 percent of the equity interest in Modern Sight Optics for total consideration of RMB 140 million (approximately Euro 14 million). The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 16.3 million has been allocated to the fair market value of the assets and liabilities of the company as defined by the purchase agreement. All valuations of net assets including but not limited to fixed assets and inventory have not been completed and are subject to change during 2007. The Company uses many different valuation techniques to determine the fair value of the net assets acquired including but not limited to discounted cash flow and present value projections. Intangible assets are recognized separate from goodwill if they arise from contractual or other legal rights or if they do not meet the definition of separable as noted in SFAS 141. Estimated preliminary goodwill for an amount of Euro 15.6 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in China. No pro forma financial information is presented, as the acquisition was not material to the Company’s Consolidated Financial Statements.

d)              Pending acquisitions:

• In February 2007, the Company completed the acquisition of the retail optical business of D.O.C Optics, comprising approximately 100 stores located primarily in the midwest United States, for approximately U.S.$110 million in cash (Euro 83.4 million converted at the December 31, 2006 Noon Buying Rate as discussed in Note 1). The Company expects to rebrand the acquired stores as “LensCrafters” and “Pearle.” The acquisition will be accounted for in accordance with SFAS 141, and accordingly, the purchase price including direct acquisition-related expenses will be allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States.

• On April 25, 2007, in compliance with the decision of the Supreme Court of India, the Company launched a public offer to acquire 7,545,240 shares or approximately 31 percent of the equity shares of RayBan Sun Optics India Ltd. through the Company’s subsidiary, Ray Ban Indian Holdings, Inc. 6,454,280 shares were tendered in the offer, which closed on May 14, 2007. Effective upon the share transfers entry in the share register on June 26, 2007, the Company’s stake in RayBan Sun Optics India Ltd. increased to 70.5 percent. The Company paid total consideration of approximately Euro 13.0 million for the tendered shares. RayBan Sun Optics India Ltd. is a company listed on the Bombay Stock Exchange. The Company acquired its interest in RayBan Sun Optics India Ltd. in connection with the purchase of the RayBan eyewear business from Bausch & Lomb in 1999.

• In the second quarter of 2007, the Company completed its acquisitions of two prominent specialty sun chains in South Africa, with a total of 65 stores, for total consideration of approximately Euro 10 million. The two acquisitions represent an important step in the expansion of  the Company’s sun retail presence worldwide.

• On June 20, 2007, the Company announced that it had entered into a definitive merger agreement with Oakley, Inc, a worldwide specialist in sport performance optics with brands including Dragon, Eye Safety Systems, Fox Racing, Mosley Tribes, Oliver Peoples and Paul Smith Spectacles, and retail chains including Bright Eyes, Oakley Stores, Sunglass Icon and The Optical Shop of Aspen. As part of the merger, the Company will acquire all of the outstanding shares of Oakley for a cash purchase price of U.S.$29.30 per share, together with the purchase of all outstanding options and other equity rights at the same price per share less exercise price. The total purchase price will be approximately U.S.$2.1 billion (approximately Euro 1.6 billion). The transaction is expected to close in the second half of 2007.

6.                            PROPERTY, PLANT AND EQUIPMENT – NET

Property, plant and equipment-net consisted of the following (in thousands of Euro):

	December 31,
	2005	2006

Land and buildings, including leasehold improvements	538,604	568,584
Machinery and equipment	551,668	618,237
Aircraft	39,107	40,385
Other equipment	395,921	374,542
	1,525,300	1,601,748

Less: accumulated depreciation and amortization	820,134	814,547
Total	705,166	787,201

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2004, 2005 and 2006 was Euro 99.3 million, Euro 122.8 million and Euro 151.9 million, respectively. Included in other equipment is approximately Euro 68.9 million and Euro 32.3 million of construction in progress as of December 31, 2005 and 2006, respectively. Construction in-progress consists mainly of the opening, remodeling and relocation of stores and in 2006 of manufacturing facilities in Italy. The decrease compared to 2005 is due to the completion in 2005 of the corporate headquarters of the North American retail division and the expansion of the distribution center in Atlanta.

Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

For the year ended December 31, 2005, included “Asset held for sale” in December 2005, there was also the carrying value of an aircraft of Euro 10.8 million which became obsolete. The Company had stopped recording depreciation expense on such asset beginning on the date that the asset was determined to be “held for sale “ The sale of the aircraft occurred in October 2006, for a net price of Euro 15.6 million. The gain on the sale is included in the General and Administrative expenses in the Statement of Consolidated Income.

7.                            GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006, are as follows:

(Thousands of Euro)	Retail Segment	Wholesale Segment	Total

Balance as of January 1, 2005	1,158,043	295,937	1,453,980

Acquisitions (a)	71,897	—	71,897

Cole’s final purchase price allocation	(8,165)	—	(8,165)

Change in exchange rates (b)	129,001	(40)	128,961

Balance as of December 31, 2005	1,350,776	295,897	1,646,673

Acquisitions (a)	111,186	44,738	155,924

Adjusments on previous acquisitions	(3,249)	—	(3,249)

Change in exchange rates (b)	(104,714)	(20)	(104,734)

Balance as of December 31, 2006	1,353,999	340,615	1,694,614

(a)     Goodwill acquired in 2005 consisted primarily of the OPSM minority interest acquisition and some other minor retail acquisitions. Goodwill acquired in 2006 consisted primarily of the acquisition of Xueliang, Ming Long and Modern Sight in China, and of Shopper Optical in North America in the Retail Segment, and of the acquisition in Turkey in the Wholesale Segment (See Note 4).

(b)    Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consisted of the following (thousands of Euro):

	December 31,
	2005	2006

LensCrafters trade name, net of accumulated amortization of Euro 78,956 and Euro 77,518 as of December 31, 2005 and 2006, respectively (a)	106,823	89,187

Ray-Ban acquired trade names, net of accumulated amortization of Euro 90,806 and Euro 104,776 as of December 31, 2005 and 2006, respectively (a)	188,394	174,424

Sunglass Hut International trade name, net of accumulated amortization of Euro 48,455 and Euro 52,633 as of December 31, 2005 and 2006, respectively (a)	206,570	176,207

OPSM trade names, net of accumulated amortization of Euro 14,786 and Euro 24,466 as of December 31, 2005 and 2006, respectively (see Note 5) (a)	138,172	123,158

Various trade names of Cole, net of accumulated amortization of Euro 2,519 and Euro 4,070 as of December 31, 2005 and 2006, respectively (see Note 5) (a)	47,876	36,605

Distributor network, net of accumulated amortization of Euro 4,791 and Euro 8,946 as of December 31, 2005 and 2006, respectively (see Note 5) (b)	96,370	82,499

Customer list and contracts, net of accumulated amortization of Euro 4,006 and Euro 5,263 as of December 31, 2005 and 2006, respectively (see Note 5) (b)	56,275	47,070

Franchise agreements, net of accumulated amortization of Euro 1,195 and Euro 1,927 of December 31, 2005 and 2006, respectively (see Note 5) (b)	17,890	15,199

Other intangibles, net of accumulated amortization of Euro 58,572 and Euro 52,635 as of December 31, 2005 and 2006, respectively (see Note 5) (c)	97,426	86,013

Total	955,796	830,362

(a)              The LensCrafters, Sunglass Hut International, OPSM and Cole trade names are amortized on a straight-line basis over a period of 25 years and the Ray-Ban trade names over a period of 20 years, as the Company believes these trade names to be finite-lived assets.

(b)             Distributor network, customer contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004.  These assets have finite lives and are amortized on a straight-line basis over periods ranging between 20 and 23 years. The weighted average amortization period is 22.2 years.

(c)              Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these lives were determined based on the terms of the license agreements and non-compete agreements. During 2005, approximately Euro 7.1 million of intangibles became fully amortized and were written off.  During 2006, approximately Euro 11.4 million of intangibles related to a non compete agreement of Sunglass Hut International, became fully amortized and were written off.

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

Estimated annual amortization expense relating to identifiable assets, including the identifiable intangibles attributable to recent acquisitions for which the purchase price allocation is not final, is shown below (in thousands of Euro):

Years ending December 31,
2007	60,869
2008	51,431
2009	51,429
2010	51,362
2011	51,243

8.                            INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	Year ended December 31,
	2004	2005	2006

Income before provision for income taxes -
Italian companies	149,479	216,438	251,343
U.S. companies	222,973	244,050	331,035
Foreign companies	72,123	78,821	95,799

Total	444,575	539,309	678,177

Provision for income taxes:
Current -
Italian companies	23,194	127,730	157,343
U.S. companies	60,543	120,784	120,681
Foreign companies	27,701	40,855	33,206

	111,348	289,369	311,229
Deferred -
Italian companies	9,017	(74,874)	(23,016)
U.S. companies	39,377	(14,295)	(3,392)
Foreign companies	(2,980)	(934)	(46,065)

	45,414	(90,103)	(72,473)

Total	156,852	199,266	238,757

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2004	2005	2006

Italian statutory tax rate	37.3%	37.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	0.5%	1.7%	(1.5)%
Aggregate Italian tax benefit - net	—	(4.1)%	—
Aggregate effect of asset revaluation in Australia	—	—	(6.8)%
Permanent differences, principally losses in subsidiary companies funded through capital contributions, net of non-deductible goodwill	(2.4%)	—	—
Effect on stock-based compensation	—	3.0%	5.5%
Aggregate other effects	—	(0.9)%	0.7%

Effective rate	35.4%	37.0%	35.2%

The 2005 aggregate Italian tax benefit is caused by the Company complying with an Italian law that allows for the step up in tax basis of certain intangible assets.

The 2006 tax benefit results from the adoption of a change in the tax law in Australia, which introduced a tax consolidation regime for wholly owned group entities. The tax consolidation rules effectively pushed down the cost of acquiring an entity (or group of entities) to the assets that the entity (or group) owns. This results in resetting of asset cost basis for tax purposes, and in the relevant uplifts in fixed assets and intangibles as at the date of tax consolidation which occurred in December 2006 when OPSM lodged the consolidated 2005 tax return.

Beginning with fiscal year 2004, for income tax purposes, the Company and its Italian subsidiaries file tax returns on a consolidated basis.

The deferred tax assets and liabilities as of December 31, 2005 and 2006, respectively, were comprised of (thousands of Euro):

	December 31,
	2005	2006
	Deferred Tax Asset/(Liability)	Deferred Tax Asset/(Liability)
Current deferred income tax assets:
Inventory	67,053	65,192
Insurance and other reserves	20,589	29,000
Net operating loss carryforwards	1,674	1,525
Loss on investments	2,513	1,094
Right of return reserve	8,039	8,934
Deferred revenue – extended warranty contracts	5,336	7,192
Other, net	3,171	1,899

Current deferred tax assets	108,375	114,836

Current deferred income tax liabilities:

Dividends	(8,766)	(13,308)
Trade name	(5,597)	(4,816)
Other	(4,231)	(8,765)

Current deferred tax asset – net	89,781	87,947

Non current deferred income tax assets:
Net operating loss carryforwards	52,659	42,924
Recorded reserves	11,248	10,074
Occupancy reserves	13,042	11,616
Employee-related reserves (including minimum pension liability)	22,585	25,321
Trade name	78,746	84,013
Other, net	12,861	(1,752)
Valuation allowance	(15,038)	(26,682)
Non current deferred tax assets – net of valuation allowances	176,103	145,514

Non current deferred income tax liabilities:
Difference in basis of fixed assets	(116,614)	(66,282)
Trade name	(116,551)	(62,639)
Equity revaluation step-up	(40,950)	(40,950)
Other intangibles	(18,627)	(16,914)

Non current deferred tax liability - net	(116,639)	(41,270)

In 2004, the Italian statutory tax rate was reduced to 37.25 percent. As a consequence, deferred tax assets and liabilities have been recomputed in line with the new tax rate. The result of the change in the Italian tax rate was immaterial and has been included in deferred tax expense.

Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2006, tax years from 2001 through the most recent year were open for such review. Certain Luxottica Group subsidiaries are subject to tax reviews for previous years and during 2005 a wholly owned Italian subsidiary was subjected to a tax inspection. As a result of this, some insignificant recorded losses were reversed and an immaterial amount was accrued for as a liability. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

The Company generally does not provide for an accrual for income taxes on undistributed earnings of its foreign operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been repatriated. In connection with the 2006 earnings of certain subsidiaries, the Company has provided for an accrual for Italian income taxes related to declared dividends of earnings.

At December 31, 2006, the Company had restricted Federal net operating loss carryforwards in the United States of America of approximately Euro 102.3 million which may be used against income generated by certain of its U.S.subsidiaries. Such net operating losses begin expiring in 2019. With the acquisition of Cole, the Company acquired approximately Euro 26.5 million of restricted Federal net operating loss carryforwards, of which approximately Euro 22.0 million and Euro 0.3 million were utilized in 2005 and 2006, respectively. The utilization of a portion of the Cole loss carryforwards is limited due to restrictions imposed by U.S. tax rules governing utilization of loss carryforwards following changes in ownership. A portion of the Cole net operating loss carryforwards may expire each year going forward. No net operating loss carryforwards expired in 2005 or 2006.

As of December 31, 2005 and 2006, the Company has recorded an aggregate valuation allowance of Euro 15.0 million and Euro 26.7 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods.

9.                            LONG-TERM DEBT

Long-term debt consisted of the following (thousands of  Euro):

	December 31,
	2005	2006

Credit agreement with various Italian financial institutions (a)	275,000	245,000
UniCredito Italiano credit facility (b)	—	—
Senior unsecured guaranteed notes (c)	246,273	165,022
Credit agreement with various financial institutions (d)	974,338	895,240

Capital lease obligations, payable in installments through 2007	3,372	2,766

Other loans with banks and other third parties, interest at various rates (from 0.25 to 14.62 percent per annum), payable in installments through 2014. Certain subsidiaries’ fixed assets are pledged as collateral for such loans (e)	29,926	11,234

Total	1,528,909	1,319,262

Current maturities	110,978	359,527

(a)     In December 2002, the Company entered into an unsecured credit facility with Banca Intesa S.p.A. The unsecured credit facility provided borrowing availability of up to Euro 650 million. This facility included a term portion of Euro 500 million which required a balloon payment of Euro 200 million in June 2004 and equal quarterly instalments of principal of Euro 50 million subsequent to that date. Interest accrued on the term portion based on Euribor as defined in the agreement plus 0.45 percent. The revolving portion provided borrowing availability of up to Euro 150 million. Amounts borrowed under the revolving loan could be borrowed and repaid until final maturity. The final maturity of all outstanding principal amounts and interest was December 27, 2005. In December 2005, the Company repaid in full all the outstanding amounts (Euro 50 million outstanding on the term portion and Euro 75 million outstanding on the revolving portion) under this credit facility.

In December 2002, the Company entered into two interest rate swap transactions (the “Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million, which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent three-month period. The Intesa Swaps expired on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. As such changes in the fair value of the Intesa Swaps were included in OCI until they were recorded in the financial statements. The Intesa Swaps exchanged the floating rate based on Euribor for a fixed rate of 2.985 percent per annum.

In September 2003, the Company acquired its ownership interest of OPSM and more than 90 percent of the performance rights and options of OPSM for an aggregate of Australian dollar 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility includes a Euro 150 million term loan, which will require repayment of equal semi-annual instalments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (4.272 percent on December 31, 2006). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2006, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.098 percent on December 31, 2006). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2006. Under this credit facility Euro 175 million and Euro 145 million were outstanding as of December 31, 2005 and 2006, respectively.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum. The ineffectiveness of cash flow hedges was tested both at the inception date and at each year end. The results of the tests indicated that the cash flow hedges are highly effective and the amounts of ineffectiveness, if any, on each date of testing were immaterial. As a consequence approximately Euro 1.2 million, net of taxes, is included in Other Comprehensive Income as of December 31, 2006. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2007 is approximately Euro 0.95 million, net of taxes.

In December 2005, the Company entered into a new unsecured credit facility with Banco Popolare di Verona e Novara. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2006, Euro 100 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (3.89 percent on December 31, 2006). The final maturity of the credit facility is June 1, 2007. The Company can select interest periods of one, three or six months. Under this credit facility, Euro 100 million was outstanding as of December 31, 2006.

(b)    In June 2002, US Holdings entered into a U.S.$350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. which was paid in full upon its maturity in June 2005. The credit facility was guaranteed by Luxottica Group. The term loan portion of the credit facility provided U.S.$200 million of borrowing and required repayment of equal quarterly principal instalments beginning in March 2003. The revolving loan portion of the credit facility allowed for a maximum borrowing of U.S.$150 million. Interest accrued at LIBOR as defined in the agreement plus 0.5 percent and the credit facility allowed the Company to select interest periods of one, two or three months. The credit facility contained certain financial and operating covenants.

(c)  On September 3, 2003, US Holdings closed a private placement of U.S.$300 million (Euro 253.3 million) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2006. In December 2005, US Holdings terminated the fair value interest rate swap agreement described below, and as such, US Holdings will amortize the final adjustment to the carrying amount of the hedged interest-bearing financial instruments as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rates on the Series A, B, and C Notes for their remaining lives are 5.64 percent, 5.99 percent, and 5.44 percent, respectively. Under this credit facility Euro 246.3 million and Euro 165.0 million were outstanding as of December 31, 2005 and 2006, respectively.

In connection with the issuance of the Notes, US Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swaps”). The three separate agreements’ notional amounts and interest payment dates coincided with the Notes. The DB Swaps exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps were treated as fair value hedges of the related debt and qualified for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps was recorded as an adjustment to the interest expense on the debt, effectively changing the debt from a fixed rate of interest to the swap rate. In December 2005, the Company terminated the DB Swaps. The Company paid the bank an aggregate of Euro 7.0 million (U.S.$8.4 million), excluding accrued interest, for the final settlement of the DB Swaps.

(d)  On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 1,130 million and U.S.$325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly instalments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S.$325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole.  Amounts borrowed under Tranche B will mature in March 2011. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2011. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2006 was 3.972 percent for Tranche A, 5.620 percent for Tranche B, 5.60 percent on Tranche C amounts borrowed in U.S. dollars and 3.957 percent on Tranche C amounts borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2005 and 2006. Under this credit facility, Euro 974.3 million and Euro 895.2 million was outstanding as of December 31, 2005 and 2006, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum. The ineffectiveness of cash flow hedges was tested both at the inception date and at each year end. The results of the tests indicated that the cash flow hedges are highly effective and the amounts of ineffectiveness, if any, on each date of testing were immaterial. As a consequence approximately Euro 5.2 million, net of taxes, is included in Other Comprehensive Income as of December 31, 2006. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2007 is approximately Euro 3.6 million, net of taxes.

(e) Other loans consist of several small credit agreements and a promissory note, the most significant of which is OPSM’s renegotiated multicurrency loan facility with Westpac Banking Corporation. This credit facility had a maximum available line of Euro 29.96 million (Australian dollar 50 million), which was reduced to Euro 17.97 million (Australian dollar 30 million) in August 2006. The base rate for the interest charged varies depending on the currency borrowed; for borrowings denominated in Australian dollars the interest accrues on the basis of BBR (Bank Bill Rate) and for borrowings denominated in Hong Kong dollars the rate is based on HIBOR (HK Interbank Offered Rate) plus an overall 0.275 percent margin (at December 31 2006, the  HIBOR was 4.11 percent, ). At December 31, 2006, the facility was utilized for an amount of Euro 12.11 million (Australian dollar 20.219 million). The final maturity of all outstanding principal amounts and interest is August 31, 2007. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. OPSM was in compliance with these covenants as of December 31, 2006.

Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2006 as follows (thousands of Euro):

Year ended December 31,
2007	359,527
2008	358,988
2009	99,927
2010	9,087
2011	490,967
Thereafter	766
Total	1,319,262

10.       EMPLOYEE BENEFITS

Liability for Termination Indemnities—As required by Italian labor legislation, the benefit accrued by an employee for service to date is payable immediately upon separation. Accordingly, the undiscounted value of that benefit payable exceeds the actuarial present value of that benefit because payment is estimated to occur at the employee’s expected termination date. The Company measures the vested benefit obligation at the actuarial present value of the vested benefits to which the employee would be entitled if all employees were to resign or be terminated as of the balance sheet date.  Each year, the Company adjusts its accrual based upon headcount, changes in compensation level and inflation. This liability is not funded. There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charge to earnings for the years ended December 31, 2004, 2005 and 2006 aggregated Euro 10.4 million, Euro 12.0 million and Euro 12.9 million, respectively.

Qualified Pension Plans—During fiscal years 2006 and 2005, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, which provides for the payment of benefits to eligible past and present employees of the Company upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

This pension plan was amended effective January 1, 2006, granting eligibility to associates who work in the certain Cole stores, field management, and the related labs and distribution centers. Additionally, the Company amended the pension accrual formula for the Cole associates, as well as all new hires for the

Company. The new formula has a more gradual benefit accrual pattern. However, the Pension Plan Protection Act of 2006 will require a change to the Plan’s vesting schedule effective January 1, 2008.

As of the effective date of the Cole acquisition, the Company assumed sponsorship of the Cole National Group, Inc. Retirement Plan (“Cole Plan”). This is a qualified noncontributory defined benefit pension plan that covers Cole employees who have met eligibility service requirements and are not members of certain collective bargaining units. The pension plan provides for benefits to be paid to eligible past and present employees at retirement based primarily upon years of service and the employees’ compensation levels near retirement.

In January 2002, the Cole Plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002, and covered compensation was frozen as of December 31, 2001. Benefit service was also frozen as of March 31, 2002, except for those who were age 50 with 10 years of benefit service as of that same date, whose service will continue to increase as long as they remain employed by the Company.

Nonqualified Pension Plans and Agreements—The Company also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

Starting January 1, 2006, this plan’s benefit provisions were amended to mirror the changes made to the Company’s qualified pension plan.

A subsidiary of the Company sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded supplemental executive retirement plan for certain participants of the Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole’s Chief Executive Officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

The following tables provide key information pertaining to the Company’s pension plans and SERP. The Company uses a September 30 measurement date for these plans.

Obligations and Funded Status (Amounts in thousands of Euro)

	Pension Plans		SERP
	2005	2006	2005	2006

Change in benefit obligations:
Benefit obligations—beginning of period	225,028	278,947	4,814	6,530

Translation Difference	33,278	(29,766)	738	(796)
Service cost	12,352	13,326	218	335
Interest cost	13,859	15,090	318	441
Actuarial loss (gain)	2,272	3,195	497	1,831
Plan amendments	—	297	—	—
Benefits paid	(7,842)	(8,841)	(55)	(22)

Benefit obligations—end of period	278,947	272,248	6,530	8,319

	Pension Plans		SERP
	2005	2006	2005	2006

Change in plan assets:
Fair value of plan assets—beginning of period	149,644	206,316	—	—
Translation Difference	23,137	(22,807)	—	—
Actual return on plan assets	17,928	14,514	—	—
Employer contribution	23,449	27,610	55	22
Benefits paid	(7,842)	(8,841)	(55)	(22)

Fair value of plan assets—end of period	206,316	216,792	—	—

Funded status	(72,631)	(55,455)	(6,530)	(8,319)
Unrecognized net actuarial loss	47,372		1,494
Unrecognized prior service cost	1,262		43
Other adjustments			3
Accrued pension cost	(23,997)	(55,455)	(4,990)	(8,319)

Amounts recognized in the consolidated balance sheets as of December 31, 2006 and 2005, consist of the following (amounts in thousands of Euro):

	Pension Plans		SERP
	2005	2006	2005	2006
Liabilities:
Current liabilities	—	—	—	232
Non-current liabilities	23,997	55,455	4,990	8,087
Additional minimum liability	31,372	—	833	—

Total accrued pension liability	55,369	55,455	5,823	8,319

Assets - intangible assets	1,262		43

Other comprehensive income:
Net loss		43,690		2,799
Prior service cost		881		29
Contributions after measurement date		—		3
Accumulated other comprehensive income	30,111	44,571	790	2,831

The accumulated benefit obligations for the pension plans and SERP as of September 30, 2006 and 2005, were as follows (amounts in thousands of Euro):

	Pension Plans		SERP
	2005	2006	2005	2006

Accumulated benefit obligations	248,771	268,323	5,545	6,877

Components of Net Periodic Benefit Cost and Other
Amounts Recognized in Other Comprehensive Income

Net Periodic Benefit Cost

Service cost	12,352	13,326	218	335
Interest cost	13,859	15,090	318	441

Expected return on plan assets	(14,954)	(15,837)	—	—
Amortization of actuarial loss	1,564	3,277	125	299
Amortization of prior service cost	566	561	10	10

Net periodic pension expense	13,386	16,417	671	1,086

Additional Information — (Decrease) Increase in minimum liability included in other comprehensive income	(4,055)		(7)

Other Changes in Plan Assets and Benefit

Obligations Recognized in Other Comprehensive Income

Net loss (gain)	(740)	4,518	497	1,831
Prior service cost	—	297	—	—
Amortization of actuarial loss	(1,564)	(3,277)	(125)	(299)
Amortization of prior service cost	(566)	(561)	(10)	(10)

Total recognized in other comprehensive income	(2,870)	977	362	1,522

TOTAL	10,517	17,394	1,033	2,608

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 2.8 million  and Euro 0.6 million, respectively. The estimated net loss and prior service cost for the SERP plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 0.3 million and Euro 0.01 million, respectively.

	Pension Plan		SERP
Assumptions	2005	2006	2005	2006
Weighted-average assumption used to determine benefit obligations:
Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	4.25%	4.50%	4.25%	4.50%

Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2006 and 2005:
Discount rate	5.75%	5.75%	5.75%	5.75%
Expected long-term return on plan assets	8.50%	8.25%	N/A	N/A
Rate of compensation increase	4.25%	4.25%	4.25%	4.25%
Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

For 2006, the Company’s long-term rate of return assumption on the pension plans’ assets was 8.25%. In developing this assumption, the Company considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the pension plans’ historical average return over various periods of time (through December 31, 2005). The resulting assumption was also benchmarked against the assumptions used by other U.S. corporations as reflected in several surveys to determine consensus thinking at that time on this assumption.

Plan Assets—The Pension Plan’s target and actual asset allocations at September 30, 2006 and 2005, by asset category are as follows:

		Luxottica Pension		Cole Pension
	Asset	Plan Assets		Plan Assets
	Allocation	September 30,		September 30,
Asset Category	Target	2005	2006	2005	2006

Equity securities	65%	60%	64%	66%	67%
Debt securities	35%	36%	34%	32%	29%
Other	—	4%	2%	2%	4%

Total	100%	100%	100%	100%	100%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to and benefit payments from the pension plan trusts.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and, in the case of the Cole plan, passive investment strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and ADR’s or common stock of the Company. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

Each of the defined benefit pension plans has an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made; establish standards to measure investment managers’ performance; outline the roles and responsibilities of the various parties involved; and describe the ongoing review process.

Benefit Payments—The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated for both the Company and Cole plans (amounts in thousands of Euro):

	Pension Plans	Supplemental Plans

2007	9,849	232
2008	11,178	1,138
2009	11,406	352
2010	12,194	360
2011	13,458	787
2012-2016	83,218	5,191

Contributions—The Company expects to contribute Euro 15.9 million to its pension plan and Euro 0.2 million to the SERP in 2007.

Other Benefits—The Company provides certain postemployment medical, disability, and life insurance benefits. The Company’s accrued liability related to this obligation as of December 31, 2005 and 2006, was Euro 0.7 million and Euro 1.3 million, respectively, and is included in accrued employee benefits on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees. The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Parent’s ADR’s or cash.

Aggregate contributions made to the tax incentive savings plan by the Company were Euro 7.7 million and Euro 9.2 million, for fiscal 2005 and 2006, respectively. For fiscal 2005 and 2006 these contributions include an accrual for a discretionary match of Euro 1.7 million and Euro 0.8 million, respectively.

With the acquisition of Cole, the Company, through a newly acquired subsidiary, now sponsors the following additional other benefit plans, which cover certain present and past employees of the Cole companies acquired:

•             Cole provides, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2005 and 2006, the accrued liability related to these benefits were Euro 1.8 million and Euro 1.2 million respectively, and is included in the accrued employee benefits on the consolidated balance sheet. The decrease in the liability in 2006 is largely attributable to a change in the benefit plans offered which provided for an increase in the cost sharing by participants and the actuarial rating of the claims cost related to the benefit structure.  There was also a decrease related to the drop in plan participants.

•             Effective January 1, 2006, the Cole defined contribution plan was merged into the Company’s tax incentive savings plan.  For the Cole qualified defined contribution plans offered through December 31, 2005, covering all full time employees of the U.S., the Company’s matching contribution in 2006 for fiscal 2005 was approximately Euro 0.8 million.

•             Cole also maintains a defined contribution plan covering all full-time employees in Puerto Rico. The employees in Puerto Rico who have in the past participated in the Company’s tax incentive savings plan were transferred into the Cole plan effective January 1, 2006. Additionally, effective January 1, 2006, the plan was amended to provide for a match of 100 percent of the first three percent of employee contributions. In 2006, the Company made quarterly contributions in cash to the plan based on a percentage of employees’ contributions.  During 2005, this plan provided for a mandatory match of 50% of the employees first 6% of employee contributions.  The matching contributions to such plan for the year ended 2006 and 2005 were immaterial.

•             Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 1.7 million and Euro 1.3 million at December 31, 2005 and 2006, respectively, is included in accrued employee benefits on the consolidated balance sheets.

Defined Contribution Plan—The Company sponsors a noncontributory profit-sharing plan for employees of its former women’s apparel business. Contributions to this plan were discontinued for plan years subsequent to January 28, 1995. This plan is in termination status as the Company attempts to locate the few remaining participants with account balances.

The Company continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

Health Benefit Plans—The Company partially subsidizes health care benefits for eligible retirees of certain subsidiaries in the United States of America. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65.

As of the Cole acquisition date, the Company assumed a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits which are partially subsidized by Cole. Medical benefits under this plan can be maintained past age 65.

The following table sets forth the obligation and funded status of the postretirement benefit plans (amounts in thousands of Euro):

	2005	2006

Change in benefit obligations:
Benefit obligations—beginning of year	3,468	4,651
Translation Difference	531	(460)
Service cost	137	134
Interest cost	211	222
Plan participants’ contributions	55	49
Actuarial gain (loss)	628	(511)
Change in plan provisions	(67)	(96)
Benefits paid	(312)	(153)

Benefit obligations—end of year	4,651	3,835

Change in plan assets:
Fair value of plan assets—beginning of year	—	—
Company contribution	269	99
Plan participants’ contributions	58	46
Benefits paid	(327)	(145)

Fair value of plan assets—end of year	—	—

Funded status	(4,651)	(3,835)
Unrecognized net gain and prior service costs	364
Other	73
Accrued postretirement benefit costs	(4,214)	(3,835)

Amounts recognized in the consolidated balance sheets as of December 31, 2006 and 2005, consist of the following (amounts in thousands of Euro):

	2005	2006
Liabilities:
Current liabilities	—	185
Non-current liabilities	4,214	3,650

Total pension liabilities	4,214	3,835

Amounts recognized in accumulated other comprehensive income consist of as of December 31, 2006 and 2005 (amounts in thousands of Euro):

	2005	2006

Other comprehensive income:
Net loss (gain)	528	(19)
Prior service cost (credit)	(164)	(215)
Contributions after measurement date	73	14

Accumulated other comprehensive income	437	(220)

Components of net periodic benefit cost and other amounts recognized in other comprehensive Income (amounts in thousands of Euro):

	2005	2006

Net periodic benefit cost:
Service cost	144	127
Interest cost	222	211
Expected return on plan assets	—	—
Amortization of net loss (gain)	—	6
Amortization of prior service cost	(24)	(23)

Net periodic benefit cost	342	321

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net loss (gain)	660	(486)
Prior service cost (credit)	(70)	(92)
Amortization of prior service cost	24	23
Amortization of net loss (gain)	—	(6)

Total recognized in other comprehensive income	614	(561)

Total recognized in net periodic benefit cost and other comprehensive income	956	(240)

The estimated net loss and prior service cost for the health benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 0.01 million and Euro 0.02 million, respectively.

Benefit Payments—The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated for both the Company and Cole plans (amounts in thousands of Euro):

Years Ending December 31,

2007	185
2008	191
2009	218
2010	231
2011	249
2012–2016	1,503

Contributions—The expected contributions for 2007 are Euro 0.2 million for the Company and Euro 0.08 million for the employee participants.

For 2006, a 12% (10% for 2005) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.0% at September 30, 2006 and 5.75% at September 30, 2005.

The weighted-average discount rate used in determining the net periodic benefit cost for 2005 and 2006 was 5.75%, respectively.

New Accounting Pronouncement—In the fourth quarter of 2006, the Company adopted SFAS No. 158, which requires employers to recognize on the balance sheet the projected benefit obligation of pension plans and the accumulated postretirement benefit obligation for any other postretirement plan. This requirement replaces the requirement of SFAS No. 87 to report a minimum pension liability measured as the excess of the accumulated benefit obligation over the fair value of plan assets and any recorded pension accrual. SFAS No. 158 also requires employers to recognize in other comprehensive income gains or losses and prior service costs or credits that occur during the period but would not be recognized as net periodic benefit cost as required by SFAS No. 87, 88, and 106. There is no change in the requirements related to the income statement recognition of net periodic benefit costs. The incremental effect of applying SFAS No. 158 on the consolidated balance sheet at December 31, 2006 is as follows:

Incremental Effect of Applying SFAS No. 158

On Individual Line Items in the Consolidated Balance Sheet

As of December 31, 2006

(amounts in thousands of Euro)

	Before		After
	Application of		Application of
	SFAS		SFAS
	No. 158	Adjustments	No. 158

Prepaid pension (intangible asset)	(304)	2,254	1,950

Total assets	4,912,771	2,254	4,915,025

Current liability - SFAS No. 106	—	185	185
Current liability - pension benefits	—	232	232

Total current liabilities	1,424,860	417	1,425,277

Long-term SFAS No. 106	4,055	(405)	3,650
Long-term pension benefits	45,961	17,583	63,544
Non-current deferred income taxes	48,202	(6,932)	41,270

Total long-term liabilities	1,263,653	10,246	1,273,899

Accumulated other comprehensive loss	(280,184)	(8,409)	(288,593)

Total stockholders’ equity	2,224,258	(8,409)	2,215,849

11.   STOCK OPTION AND INCENTIVE PLANS

Stock Option Plan

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). The aggregate number of shares permitted to be granted under these plans to the employees is 21,299,300.  The Company believes that the granting of options to these key employees better aligns the interest of such employees with those of the shareholders. Prior to 2006 under the older plans, stock options were granted at a price that was equal to or greater than market value of the shares at the date of grant.  Under the 2006 plan, options were granted at the greater of either the previous 30 day average stock price immediately before the date of grant or the price on the grant date depending on certain regulatory requirements of the country that the employee is receiving the option. These options become exercisable in either three equal annual installments beginning on January 31,  one year after the date of grant for grants prior to 2005 or for the 2005 and after grants two annual equal installments beginning on January 31 two years after the date of grant and expire on or before January 31, 2015. Certain vested options may contain accelerated exercising terms if there is a change in ownership (as defined in the Plans).

Prior to the adoption of SFAS 123(R) on January 1, 2006, the Company applied APB 25 to these Annual plans, and as such no compensation expense was recognized because the exercise price of the options was equal to the fair market value on the date of grant. Accounting for the performance plans are discussed below. However, as some of those individuals were U.S. citizens/taxpayers and as the exercise of such options created taxable income, the Company was afforded a tax benefit in its US Federal tax return equal to the income declared by the individuals. U.S. GAAP does not permit the aforementioned tax benefit to be recorded in the statement of income. Therefore, such amount is recorded as a reduction of taxes payable and an increase to additional paid-in capital. For the years ended December 31, 2004 and 2005, the benefit recorded approximated Euro 0.8 million and Euro 4.7 million, respectively.

The Company adopted SFAS 123R as of January 1, 2006, and at such point began expensing stock options on a straight-line basis over the requisite service period, based on their fair value as of the date of grant. For the year ended December 31, 2006 Euro 7.0 million of compensation expense has been recorded for these plans.  Pro forma net income and earnings per share calculated as if the compensation costs of the plans had been determined under a fair-value based method for the previous periods are reported in Note 1.

A summary of option activity under the Plans as of December 31, 2006, and changes during the year then ended is as follows:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining	Aggregate
	of Options	(Denominated	Contractual	Intrinsic Value
	Outstanding	in Euro)(1)	Terms	(Euro/000s)
Outstanding as of December 31, 2005	10,044,310	12.68
Granted	1,725,000	22.19
Forfeitures	(228,100)	15.86
Exercised	(2,240,525)	10.59
Outstanding as of December 31, 2006	9,300,685	14.15	5.33	84,899
Exercisable at December 31, 2006	5,555,285	11.05	3.95	67,917

The weighted-average fair value of grant-date fair value options granted during the years 2004, 2005, and 2006 was Euro 4.10, Euro 4.27 and Euro 5.72, respectively.

Stock Performance Plans

In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. At December 31, 2005, there were options to acquire 1,000,000 shares (the closing ADR price at December 31, 2005 on the New York Stock Exchange was U.S.$25.31 per share) at an exercise price of U.S.$18.59 per share. Prior to the adoption of SFAS 123(R) compensation expense was recorded in accordance with variable accounting under APB 25 for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known (“intrinsic value method”). During fiscal 2005, it became probable that the incentive targets would be met and as such the Company has recorded approximately Euro 1.8 million (or U.S.$2.2 million) of compensation expense net of taxes during fiscal 2005 and recorded future unearned compensation expense in equity of approximately Euro 2.7 million (U.S.$3.2 million) with an offsetting increase in additional paid-in capital for such amounts.  Pro forma net income and earnings per share calculated as if the compensation costs of the plans had been determined under a fair-value based method are reported in Note 1.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., a holding company of the Del Vecchio family (renamed Delfin S.a.r.l), representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share (the closing stock price at December 31, 2005 on the Milan Stock Exchange was Euro 21.43 per share). The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense is recorded in accordance with variable accounting under APB 25 for the options issued to management under the incentive plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During 2005, it became probable that the incentive targets would be met and, as such, the Company has recorded compensation expense of approximately Euro 19.9 million, net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million, net of taxes, with an offsetting increase in additional paid-in capital for such amounts. The expense if calculated under SFAS 123(R) would have been approximately Euro 16.9 million, net of taxes, and is included in pro forma net income and earnings per share (see Note 1).

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions through out the Company which vest and became exercisable as certain financial performance measures will be met. Upon vesting the associate will be able to exercise such options until they expire in 2016. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met no additional compensation costs will be recognized and previous compensation costs recognized will be reversed.

For the year ended December 31, 2006, Euro 40.9 million of compensation expense has been recorded for these plans.

A summary of option activity under the performance plans as of December 31, 2006, and changes during the year then ended are as follows:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining	Aggregate
	of Options	(Denominated	Contractual	Intrinsic Value
Performance Plans	Outstanding	in Euro)(1)	Terms	(Euro/000s)
Outstanding as of December 31, 2005	10,600,000	13.79
Granted	13,000,000	21.27
Forfeitures	—	—
Exercised	—	—
Outstanding as of December 31, 2006	23,600,000	17.91	8.61	126,696
Exercisable at December 31, 2006	9,600,000	13.67	7.67	92,256

The weighted-average fair value of grant-date fair value options granted during the years 2004 and 2006 was Euro 3.99 and Euro 5.13, respectively.  There were no performance grants issued in 2005.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the Consolidated Statement of Shareholders’ Equity.

12.       SHAREHOLDERS’ EQUITY

In June 2005 and June 2006, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 103.5 million and Euro 131.4 million, respectively. These amounts became payable in June 2005 and June 2006, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 8.6 million at December 31, 2005 and 2006, respectively. In addition Euro 5.3 million of other legal reserves of foreign entities is not available for dividends to the shareholders.

Luxottica Group’s legal reserve rollforward for fiscal period 2004-2006 is detailed as follows (in thousand of Euro):

January 1, 2004	5,451
Increase in fiscal year 2004	3
December 31, 2004	5,454
Increase in fiscal year 2005	23
December 31, 2005	5,477
Increase in fiscal year 2006	36
December 31, 2006	5,513

In accordance with SFAS No. 87, Employers’ Accounting for Pensions, Luxottica Group has recorded minimum pension liabilities for the underfunded U.S. defined benefit pension plans of Euro 32.2 million and Euro 29.6 million as of December 31, 2005 and 2006, respectively, representing the excess of unfunded accumulated benefit obligations over previously accrued pension liabilities.  An intangible asset equal to the amount of unrecognized prior service cost was also recorded. The amount by which the unfunded accumulated benefit obligations exceeded the intangible asset and accrued pension liability was charged directly to shareholders’ equity net of income taxes.  The principal cause of the increase in minimum liability in 2006 is due to the accumulated benefit obligations increasing more than the pension assets increased as a result of investment performance net of benefit payments and plan expenses.  As of December 31, 2006, the increase in the minimum liability plus the decrease in the intangible asset resulted in a decrease of Euro 0.6 million in shareholders’ equity. The liability recognition provision of SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans was adopted for the year ended December 31, 2006.  As a result, there was an additional after tax charge to shareholders’ equity of Euro 8.4 million. This charge is because SFAS No. 158 requires the use of the higher projected benefit obligation amount, as compared to the accumulated benefit obligation, in determining the amount of pension liability that is required to be recognized on Luxottica’s balance sheet.

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7 percent of the authorized and issue share capital. As of December 31, 2004, both repurchase programs expired and US Holdings has purchased 6,434,786 (1,911,700 in 2002 and 4,523,786 in 2003) ADRs at an aggregate purchase price of Euro 70.0 million (U.S.$73.8 million translated at the exchange rate at the time of the transactions). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements. The market value of the stock based on the ADR price as listed on the New York Stock Exchange at December 31, 2006, is approximately  Euro 149.7 million (U.S.$197.6 million).

13. SEGMENTS AND RELATED INFORMATION

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, OPSM, Cole National, Xueliang, Ming Long and Modern Sight.

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

(Thousands of Euro) Year Ended December 31,	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments		Consolidated
2004
Net sales	1,094,802	2,270,996	(186,185	)(1)	3,179,613
Income from operations	233,129	296,538	(50,168	)(2)	479,499
Capital expenditures	31,367	85,259	—		116,626
Depreciation and amortization	47,656	77,439	25,045	(3)	150,140
Identifiable assets	1,566,086	1,114,680	1,875,292	(4)	4,556,058

2005
Net sales	1,310,273	3,061,690	(237,700	)(1)	4,134,263
Income from operations	304,333	355,238	(78,170	)(2)	581,401
Capital expenditures	81,070	138,946	—		220,016
Depreciation and amortization	48,720	103,596	32,337	(3)	184,652
Identifiable assets	1,590,091	1,308,174	2,075,257	(4)	4,973,522

2006
Net sales	1,715,369	3,294,160	(333,374	)(1)	4,676,156
Income from operations	445,843	431,546	(121,403	)(2)	755,987
Capital expenditures	108,117	164,063	—		272,180
Depreciation and amortization	57,331	122,403	41,063	(3)	220,797
Identifiable assets	1,799,292	1,343,481	1,772,252	(4)	4,915,025

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

The geographic segments include Italy, the main manufacturing and distribution base, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, China, Hong Kong, Japan) and Other (which includes all other geographic locations including Europe (excluding Italy), South and Central America and the Middle East). Sales are attributed to geographic segments based on the legal entity domicile where the sale is originated. Intercompany sales included in inter-segment elimination are accounted for on a cost plus mark-up basis.

(Thousands of Euro) Year Ended December 31,	Italy(6)	United States and Canada (6)	Asia Pacific (6)	Other(6)	Adjustments and Eliminations	Consolidated
2004
Net sales (5)	832,813	2,007,873	464,905	486,630	(612,608)	3,179,613
Income from operations	189,944	244,582	40,717	44,690	(40,434)	479,499
Long-lived assets, net	196,088	302,557	67,973	8,228	—	574,846
Identifiable assets	1,086,274	2,584,916	549,096	239,965	95,807	4,556,058

2005
Net sales (5)	998,420	2,811,860	516,793	575,196	(768,006)	4,134,263
Income from operations	258,391	291,438	46,993	51,200	(66,621)	581,401
Long-lived assets, net	228,841	375,776	92,335	8,214	—	705,166
Identifiable assets	1,294,955	2,932,483	662,926	270,169	(187,011)	4,973,522

2006
Net sales (5)	1,321,887	3,076,503	603,640	761,955	(1,087,828)	4,676,156
Income from operations	389,275	292,902	13,420	79,397	(19,007)	755,987
Long-lived assets, net	280,692	387,861	110,099	8,549	—	787,201
Identifiable assets	1,380,758	2,725,910	752,196	388,594	(332,433)	4,915,025

(5)    No single customer represents five percent or more of sales in any year presented.

(6)   Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

14.   FINANCIAL INSTRUMENTS

Concentration of Credit Risk — Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments, accounts receivable and a Euro 19.8 million note received in connection with the sale of its Things Remembered specialty gift business (See Note 4). The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s investments with highly rated banks and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. As of December 31, 2005 and 2006, no single customer balances comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2006, is approximately Euro 14.0 million due from the host stores of our license brands retail division. These receivables represent cash proceeds from sales deposited into the host stores bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the contract. These receivables are based on contractual arrangements that are short term in length. The Company believes no significant concentration of credit risk exists with respect to these cash investments and accounts receivable.

Concentration of Sales under License Agreement — In the second half of 2003, a license agreement was signed for the production and distribution of products with the Prada and Miu Miu trade names. The Prada license agreement expires in 2013. The sales realized through the Prada and Miu Miu trade names represented approximately 4.4 percent and 5.5 percent of total sales in 2005 and 2006, respectively.

Concentration of Supplier Risk — Oakley Inc. is one of the largest suppliers of products to the Company’s Retail Division. For the 2004, 2005 and 2006 fiscal years, Oakley accounted for approximately 6.8 percent, 4.9 percent and 5.7 percent of the total merchandise purchases from suppliers, respectively. In 2006, Oakley Inc. and the Company signed a new agreement, as the previous one expired in 2005, establishing commercial terms retroactive to January 1, 2006 through December 31, 2008, substantially consistent with the previous contract. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with others.

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2004, 2005 and 2006 fiscal years, Essilor S.A. accounted for approximately 9.9 percent, 10.0 percent, and 15.0 percent of the Company’s total merchandise purchases, respectively. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

15.       COMMITMENTS AND CONTINGENCIES

Royalty Agreements — The Company is obligated under non-cancellable distribution agreements with designers, which expire at various dates through 2015. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranteed payments in each year of the agreements. In June 2004, the Company signed a new licensing agreement for the design, production and worldwide distribution of Donna Karan and DKNY prescription frames and sunglasses. The initial term of the agreement is five years, which began on January 1, 2005 and is renewable for an additional five years. In October 2004, the Company signed a new licensing agreement for the design, production and worldwide distribution of Dolce & Gabbana and D&G prescription frames and sunglasses. The initial term of the agreement is five years, which began on January 1, 2006, with an automatically renewable extension for an additional five years upon meeting certain targets. On October 7, 2005, the Company announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Burberry name. The agreement began on January 1, 2006. On February 27, 2006, the Company announced that it entered into a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement commences on January 1, 2007. Based on the agreement, the Company provided for an advance payment on royalties to Ralph Lauren on January 2007 for a total amount of U.S.$199 million. In December 2006, the Company announced the signing of a 10-year license agreement for the design, manufacturing and worldwide distribution of exclusive ophthalmic and sun collections under the Tiffany & Co. name. The launch of the first collection is expected for early 2008. The distribution of Tiffany’s collections will start with Tiffany’s own stores as well as in North America, Japan, Hong Kong, South Korea, key Middle East markets and Mexico and will extend over time to additional markets and through new distribution channels.

Minimum payments required in each of the years subsequent to December 31, 2006 are detailed as follows (thousands of Euro):

Year Ending December 31,
2007	73,002
2008	81,291
2009	75,643
2010	66,561
2011	46,308
Thereafter	216,513
Total	559,318

Total royalties and related advertising expenses for the years ended December 31, 2004, 2005 and 2006 aggregated Euro 83.0 million, Euro 121.2 million and Euro 184.1 million, respectively.

Total payments for royalties and related advertising expenses for the years ended December 31, 2004, 2005 and 2006 aggregated Euro 68.5 million, Euro 119.8 million and Euro 225.1 million, respectively.

Leases and Licenses — The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2007 and 2025, with options to renew at varying terms. The lease and license arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense under operating leases for each year ended December 31 is as follows (thousands of Euro):

Thousands of Euro	2004	2005	2006

Minimum rent	208,134	224,913	236,546
Contingent rent	15,051	57,776	64,091
Sublease income	(49,247)	(27,645)	(35,955)

	173,938	255,044	264,682

Future minimum annual rental commitments for operating leases are as follows (thousands of Euro):

Years Ending December 31,
2007	195,490
2008	172,421
2009	139,002
2010	107,300
2011	80,559
Thereafter	220,664
Total	915,436

Guarantees — The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2006, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 9.6 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees.  These guarantees aggregated approximately Euro 4.3 million at December 31, 2006.  Performance under a guarantee by the Company is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable.  The terms of these guarantees range from one to ten years. Many are limited to periods less than the full term of the lease involved.  Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store.  In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee.  The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount, determined according to FIN 45, is immaterial to the consolidated financial statements as of December 31, 2005 and 2006.

Credit Facilities — As of December 31, 2005 and 2006 Luxottica Group had unused short-term lines of credit of approximately Euro 457.2 million and Euro 581.1 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 543.2 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2006, these credit lines were utilized for Euro 68.0 million.

US Holdings maintains four unsecured lines of credit with four separate banks for an aggregate maximum credit of Euro 98.5 million (U.S.$130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2006, there were no borrowings outstanding and there were Euro 29.0 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.25 percent.

Outstanding Standby Letters of Credit — A U.S. subsidiary has obtained various standby letters of credit from banks that aggregated Euro 48.0 million and Euro 36.1 million as of December 31, 2005 and 2006, respectively. Most of these letters of credit are used for security in risk management contracts or as security on store leases. Most contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Substantially all the fees associated with maintaining the letters of credit fall within the range of 60 to 80 basis points annually.

Litigation -

Sunglass Hut Shareholder Lawsuit

In May and June 2001, certain former stockholders of Sunglass Hut International, Inc. (“SGHI”) commenced actions in the U.S. District Court for the Eastern District of New York against the Company and its acquisition subsidiary formed to acquire SGHI on behalf of a purported class of former SGHI stockholders.  These actions were subsequently consolidated into a single amended consolidated class action complaint, which alleged, among other claims, that the defendants violated certain provisions of U.S. securities laws and the rules thereunder, in connection with the acquisition of SGHI in a tender offer and second-step merger.  The plaintiffs’ principal claim was that certain payments to James Hauslein, the former Chairman of SGHI, under a consulting, non-disclosure and non-competition agreement (the “Agreement”) violated the “Best Price Rule” promulgated by the U.S. Securities and Exchange Commission by resulting in a payment for Mr. Hauslein’s SGHI shares and his support of the tender offer that was higher than the price paid to SGHI’s shareholders in the tender offer.  The plaintiffs also alleged that the Company and Mr. Leonardo Del Vecchio, the Company’s Chairman, violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.  The plaintiffs sought, among other remedies, the payment of such higher consideration to all tendering shareholders, other than Luxottica Group S.p.A. and its affiliates.

The Company and the other defendants filed a motion to dismiss the complaint in its entirety, which, on November 26, 2003, the Court granted in part and denied in part.  The Court granted the Company’s motion to dismiss plaintiffs’ claims under Section 10(b) and Rule 10b-5, but denied the Company’s motion to dismiss plaintiffs’ Best Price Rule claim, as well as the claim that the Company aided and abetted Mr. Hauslein’s breach of his fiduciary duties.  In so ruling, the Court noted that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs’ allegations in the complaint as true.  On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, the Company’s Chairman, as a defendant to the aiding and abetting claim.  Plaintiffs also added a new claim against Mr. Del Vecchio under Section 20(a) of the Securities Exchange Act.

On August 31, 2005, the Company agreed with the plaintiffs, without acknowledging any wrongdoing, to a full and final settlement and release (the “Settlement”) of all claims against the Company, its acquisition subsidiary and Mr. Del Vecchio. The Settlement, which called for a payment of Euro 11.6 million (or U.S.$14.5 million), was included in 2005 operations on our consolidated financial statements and has been approved by the Court and fully implemented by the parties, with final judgment entered dismissing the case with prejudice. Costs associated with the SGHI litigation incurred for the years ended December 31, 2004 and 2005 were approximately Euro 3.2 million and Euro 5.8 million, respectively.

California Vision Health Care Service Plan Lawsuit

In March 2002, in Snow v. LensCrafters, Inc. et al. (Case. No. CGC-02-405544), an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of its subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc.  The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action. The claims have been partially dismissed. The remaining claims, against LensCrafters and EYEXAM, allege various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, and other unlawful or unfair business practices. The action seeks unspecified damages, statutory damages of U.S.$1,000 per class member, disgorgement, restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California.

The ultimate outcomes of two other disputes pending in other California courts are expected to have an impact on the outcome of the Snow case. First, on June 12, 2006, the California Supreme Court decided People v. Cole, a case involving Cole and its subsidiaries (discussed below).  The Supreme Court held that optical stores must comply with various business practice restrictions on their relationships with optometrists, including optometrists employed by Knox-Keene plans, such as EYEXAM and Pearle VisionCare.  The matter has been sent back to the trial court for further proceedings to determine if, in fact, Pearle Vision’s operations in California comply with those restrictions.

Second, on December 6, 2006, the United States District Court for the Eastern District of California decided NAOO v. Lockyer.  In that case, LensCrafters had challenged the California regulatory scheme governing relationships between optical retailers and optometrists under which LensCrafters and EYEXAM had been sued.  The district court found that statutory scheme to be unconstitutional under the “commerce clause” of the United States Constitution. The Attorney General of the State of California has since appealed that decision, which, if ultimately upheld, should increase the likelihood of favorable outcomes for the Company in both the Snow case and People v. Cole litigation.

Although we believe that our operational practices and advertising in California comply with California law, an adverse decision in Snow or in the suit against Cole might cause LensCrafters and EYEXAM to modify or cease their activities in California. In addition, LensCrafters and EYEXAM might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements.  Costs associated with the Snow litigation incurred for the years ended December 31, 2004, 2005 and 2006, were approximately Euro 0.7 million, Euro 0.3 million, and Euro 0.7 million, respectively.

There were no related amounts recorded as liabilities reflected in the consolidated balance sheets as of December 31, 2005 and 2006, as the liability was not reasonably estimable and probable.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims allege various statutory violations related to the operation of Pearle Vision Centers in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California. In July 2002, the trial court entered a preliminary injunction to enjoin defendants from certain business and advertising practices. Both Cole and the State of California appealed that decision. On November 26, 2003, the appellate court issued an opinion in which it stated that, because California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers, the trial court should have enjoined defendants from advertising the availability of eye examinations at Pearle Vision Centers. However, the appellate court ruled in Cole’s favor with respect to charging dilation fees, which ruling partially lifted the preliminary injunction with respect to these fees that had been imposed in July 2002. On March 3, 2004, the California Supreme Court granted Cole’s petition for review of the portion of the appellate court’s decision stating that California law prohibited defendants from providing eye examinations and other optometric services at Pearle Vision Centers. The appellate court’s decision directing the trial court to enjoin defendants from advertising these activities was stayed pending the Court’s resolution of the issue. A final decision was rendered on June 12, 2006, which upheld the appellate court’s November 26, 2003 decision and remanded the case to the lower court for further proceedings. Although we believe that Cole’s operational practices and advertising in California comply with California law, Cole and its subsidiaries may be compelled to modify or cease their activities in California. In addition, Cole and its subsidiaries might be required to pay civil penalties, and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements. As with the other California litigation, the ultimate outcome of this case may depend upon whether the federal district court’s ruling on the unconstitutionality of the California law itself in NAOO v. Lockyer is upheld on appeal. Costs associated with the People v. Cole litigation incurred for the years ended December 31, 2004, 2005 and 2006, were approximately Euro 0.2 million, Euro 0.3 million and Euro 0.5 million, respectively. There were no related amounts recorded as liabilities reflected in the consolidated balance sheets as of December 31, 2005 and 2006, as the liability was not reasonably estimable and probable.

Cole Consumer Class Action Lawsuit

In June 2006, in Seiken v. Pearle Vision, Inc. et al. (Case No. GIC 867529), Cole and its subsidiaries were sued by a consumer in a purported class action which alleges various statutory violations related to the operation of Pearle Vision and its affiliated HMO, Pearle VisionCare in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. In December 2006, the court granted defendants’ motion to dismiss the complaint but allowed plaintiff an opportunity to replead.  Defendants moved to dismiss the amended complaint in February 2007, and a hearing on the motion was held in March 2007. Such motion to dismiss was denied. Although we believe that our operational practices in California comply with California law, an adverse decision in this action might cause Pearle Vision or Pearle VisionCare to modify or cease their activities in California. In addition, the Cole subsidiaries might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements.  Costs associated with this Cole class action litigation incurred for the year ended December 31, 2006 were approximately Euro 0.1 million. There were no related amounts recorded as liabilities reflected in the consolidated balance sheet as of December 31, 2006, as the liability was not reasonably estimable and probable.

Cole SEC Investigation

Following Cole’s announcement in November 2002 of the restatement of Cole’s financial statements, the Securities and Exchange Commission (“SEC”) began an investigation into Cole’s previous accounting.  The SEC subpoenaed various documents from Cole and deposed numerous former officers, directors and employees of Cole.  During the course of this investigation, the SEC staff had indicated that it intended to recommend that a civil enforcement action be commenced against certain former officers and directors of Cole but not against Cole.  Cole was obligated to advance reasonable attorneys’ fees incurred by current and former officers and directors who were involved in the SEC investigation subject to undertakings provided by such individuals.  Cole had insurance available with respect to a portion of these indemnification obligations.  In March 2006, the SEC staff indicated that it had concluded its investigation and that, contrary to its earlier indication, it would not be recommending that an enforcement action be commenced against anyone in connection with the investigation. Costs associated with the Cole SEC investigation incurred for the years ended December 31, 2004, 2005 and 2006, were approximately Euro 0.1 million, Euro 1.2 million and Euro 0.3 million, respectively.  There were no related amounts recorded as liabilities reflected in the consolidated balance sheets as of December 31, 2004 and 2005, as the liability was not reasonably estimable and probable.

Ray Ban Indian Holdings Review by Supreme Court of India

On August 29, 2003, the Securities Appellate Tribunal (“SAT”) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20% of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT’s decision and that the Company, through its subsidiary, Ray Ban Indian Holdings, Inc., would launch a public offer to purchase an additional 20% of the outstanding shares of RayBan Sun Optics India Ltd. In accordance with applicable Indian regulation, the Company placed in escrow with the manager of the offer Rs. 226 million (Euro 3.8 million). On November 17, 2003, the Supreme Court of India stayed the SAT’s order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs. 630.6 million (Euro 10.8 million). The Supreme Court of India finally disposed of the appeal by an order dated December 12, 2006, directing the Company and Ray Ban Indian Holdings, Inc. to make a public offer within 45 days of the order, using April 28, 1999 as the reference date for calculating the offer price. The Supreme Court also directed that interest be paid at the rate of 10% per annum for the period between August 27, 1999 and the closing date to all persons who were shareholders of RayBan Sun Optics India Ltd. throughout such period.  On April 25, 2007, pursuant to the December 12, 2006 Supreme Court order, and in compliance with Regulations 10 and 12 of Chapter III of the SEBI Regulations 1997, we launched a public offer through our subsidiary, Ray Ban Indian Holdings, Inc., to acquire up to 4,895,900 shares, representing approximately 20 percent of the equity share capital of RayBan Sun Optics India Ltd., which we subsequently increased to up to 7,545,200 shares, representing approximately 31 percent of equity share capital. 6,454,280 shares were tendered in the offer, which closed on May 14, 2007. Effective upon the share transfers entry in the share register on June 26, 2007, our stake in Ray Ban Sun Optics India Ltd. increased to 70.5 percent. We paid total consideration of approximately Euro 13.0 million for the tendered shares. Costs associated with the Supreme Court of India review incurred for the years ended December 31, 2006 and 2005 were immaterial.

Cole Shareholder Class Action Lawsuit

On July 14, 2004, in Pfeiffer vs. Cole National Corp., et al., Civil Action No. 569-N, a shareholder of Cole filed a shareholders’ class action complaint against Cole, its directors and the Company in the Delaware Chancery Court. The complaint alleged, among other things, that the individual defendants breached their fiduciary duties as directors and/or officers of Cole by causing Cole to enter into an agreement to be acquired by the Company for U.S.$22.50 per share “without having exposed the company to the marketplace through fair and open negotiations with all potential bidders and/or an active market check or open auction for sale of the company.” The complaint sought preliminary and permanent injunctive relief against the merger, rescission of the merger if it were consummated, and/or damages and other associated relief. This action was voluntarily dismissed by the plaintiff on January 18, 2006 and is no longer pending.  Costs associated with this Cole class action litigation incurred for the years ended December 31, 2004 and 2005 were approximately Euro 0.1 million and Euro 27,000, respectively, and there were no such costs incurred for the year ended December 31, 2006. There were no related amounts recorded as liabilities reflected in the consolidated balance sheets as of December 31, 2004 and 2005, as the liability was not reasonably estimable and probable.

With respect to the matters specifically disclosed above which management has indicated could result in a material adverse impact on the Company’s consolidated financial statements, management believes, based in part on advice from counsel, that no estimate of the range of possible losses can be made at this time.

The Company is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

16.    SUBSEQUENT EVENTS

In February 2007, the Company exercised an option included in the amendment to the term and revolving credit facility disclosed in Note 8 (d) to extend the maturity date of Tranches B and C to March 2012.

*  *  *  *  *

Luxottica Group S.p.A. and Subsidiaries
Schedule II
VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS
(Amounts expressed in thousands of Euro)

Year ended December 31,	Balance at beginning of period	Charged to costs and expenses	Other(1)	Deductions	Balance at end of period
2004	21,492	4,851	5,598	(8,534)	23,407
2005	23,407	7,027	2,215	(5,095)	27,554
2006	27,554	2,198	99	(7,160)	22,691

ALLOWANCE FOR INVENTORY RESERVE ACCOUNTS
(Amounts expressed in  thousands of Euro)

Year ended December 31,	Balance at beginning of period	Charged to costs and expenses	Other(2)	Deductions	Balance at end of period
2004	37,943	34,766	(1,021)	(27,913)	43,775
2005	43,775	40,000	2,500	(27,170)	59,105
2006	59,105	24,357	1,335	(42,437)	42,360

(1)             Other includes the beginning amount relating to the acquired balances of Cole National in 2004 as well as translation differences of the period.

(2)             Other includes translation differences of the period.

ITEM 19. EXHIBITS

Exhibits. The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the Commission on January 23, 1990).

1.2	Amended and Restated By-Laws of Luxottica Group S.p.A. (Unofficial English translation filed herewith).

2.1

Amended and Restated Deposit Agreement, dated as of March 30, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders form time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to our Registration Statement on Form F-6, as filed with the Commission on March 29, 2006.)

2.2

Subscription Agreement, dated June 18, 1999, from Luxottica Luxembourg S.A. and Luxottica Group S.p.A., as guarantor of the Notes, to Credit Suisse First Boston (Europe) Limited and UniCredito Italiano S.p.A., as joint lead managers and Banca Commerciale Italiana, Banca d’Intermediazione Mobiliare IMI, Bayerische Hypo-und Vereinsbank AG, Caboto Holding SIM S.p.A., Merrill Lynch International and Paribas, as managers (incorporated herein by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

2.3

Fiscal Agency Agreement, dated June 25, 1999, between Luxottica Luxembourg S.A., Luxottica Group S.p.A., Bankers Trust Company, Bankers Trust Luxembourg S.A. and Credit Suisse First Boston (incorporated herein by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

4.1

Agreement and Plan of Merger, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Shade Acquisition Corp. and Sunglass Hut International, Inc. (incorporated herein by reference to our Report on Form 6-K, dated March 23, 2001, as filed with the Commission on April 18, 2001).

4.2

Agreement and Plan of Merger, dated as of January 23, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our Report on Form 6-K, dated January 23, 2004, as filed with the Commission on January 30, 2004).

4.3

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).

4.4	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated herein by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).

4.5	Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated herein by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).

Exhibit Number	Exhibits
4.6

Credit Agreement, dated June 13, 2002, among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A., UBM-Unicredit Banca Mobiliare S.p.A., UniCredito Italiano S.p.A., Banca Monte Dei Paschi Di Siena S.p.A., Banca Nazionale del Lavoro S.p.A. and San Paolo IMI S.p.A. (incorporated herein by reference to our Report on Form 6-K for the quarter ended March 31, 2002, as filed with the Commission on July 15, 2002) (Unofficial English translation filed therewith).

4.7

Credit Agreement, dated as of December 11, 2002, between Luxottica Group S.p.A. and Banca Intesa S.p.A., as arranger for other financial institutions (Unofficial English summary incorporated herein by reference to our Report on Form 20-F for the year ended December 31, 2002, as filed with the Commission on June 30, 2003).

4.8

Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.9

Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.10

Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.11

Amended and Restated Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d’Impresa S.p.A., acting as Agents (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

4.12

Amendment Agreement, dated March 10, 2006, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d’Impresa S.p.A., acting as Agents (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

4.13

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).

4.14	Luxottica Group S.p.A. 2006 Stock Option Plan (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

4.15

Agreement and Plan of Merger, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).

4.16

Non-Competition Agreement, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp., Oakley, Inc. and Jim Jannard (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).

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

LUXOTTICA GROUP S.p.A. (Registrant)

By:	/s/ Andrea Guerra
Andrea Guerra Chief Executive Officer

Dated: June 29, 2007

EXHIBIT INDEX

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the Commission on January 23, 1990).

1.2	Amended and Restated By-Laws of Luxottica Group S.p.A. (Unofficial English translation filed herewith).

2.1

Amended and Restated Deposit Agreement, dated as of March 10, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders form time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to our Registration Statement on Form F-6, as filed with the Commission on March 29, 2006.)

2.2

Subscription Agreement, dated June 18, 1999, from Luxottica Luxembourg S.A. and Luxottica Group S.p.A., as guarantor of the Notes, to Credit Suisse First Boston (Europe) Limited and UniCredito Italiano S.p.A., as joint lead managers and Banca Commerciale Italiana, Banca d’Intermediazione Mobiliare IMI, Bayerische Hypo-und Vereinsbank AG, Caboto Holding SIM S.p.A., Merrill Lynch International and Paribas, as managers (incorporated herein by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

2.3

Fiscal Agency Agreement, dated June 25, 1999, between Luxottica Luxembourg S.A., Luxottica Group S.p.A., Bankers Trust Company, Bankers Trust Luxembourg S.A. and Credit Suisse First Boston (incorporated herein by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).

4.1

Agreement and Plan of Merger, dated as of February 22, 2001, by and among Luxottica Group S.p.A., Shade Acquisition Corp. and Sunglass Hut International, Inc. (incorporated herein by reference to our Report on Form 6-K, dated March 23, 2001, as filed with the Commission on April 18, 2001).

4.2

Agreement and Plan of Merger, dated as of January 23, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our Report on Form 6-K, dated January 23, 2004, as filed with the Commission on January 30, 2004).

4.3

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our Report on Form 6-K for the quarter ended March 31, 2004, as filed with the Commission on June 14, 2004).

4.4	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated herein by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).

4.5	Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated herein by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).

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
4.7

Credit Agreement, dated as of December 11, 2002, between Luxottica Group S.p.A. and Banca Intesa S.p.A., as arranger for other financial institutions (Unofficial English summary incorporated herein by reference to our Report on Form 20-F for the year ended December 31, 2002, as filed with the Commission on June 30, 2003).

4.8

Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.9

Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.10

Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.11

Amended and Restated Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D’Impresa S.p.A., acting as Agents (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

4.12

Amendment Agreement, dated March 10, 2006, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D’Impresa S.p.A., acting as Agents (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

4.13

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).

4.14	Luxottica Group S.p.A. 2006 Stock Option Plan (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

4.15

Agreement and Plan of Merger, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).

4.16

Non-Competition Agreement, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp., Oakley, Inc. and Jim Jannard (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).

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