Form 20-F
period 2007-12-31
LUXOTTICA GROUP SPA
filed 2008-06-26
CIK 857471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	462,623,620

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☒ Large accelerated filer                                ☐ Accelerated filer                                ☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐  Item 18   ☐

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

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Throughout this annual report, when we use the terms “Luxottica,” “Company,” “Group,” “we,” “us” and “our,” unless otherwise indicated or the context otherwise requires, we are referring to Luxottica Group S.p.A. and its consolidated subsidiaries for periods prior to our acquisition of Oakley, Inc. (“Oakley”) on November 14, 2007. References to “Luxottica,” “Company,” “Group,” “we,” “us” and “our,” for periods after such acquisition are to Luxottica Group S.p.A. and its consolidated subsidiaries, including Oakley and its subsidiaries, unless otherwise indicated or the context otherwise requires.  References to “Oakley” for periods prior to the acquisition refer to Oakley and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected consolidated income statement data for the years ended December 31, 2007, 2006 and 2005, and the selected consolidated balance sheet data as of December 31, 2007 and 2006, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2004 and 2003, and the selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003, are derived from audited consolidated financial statements which are not included in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGE]

	Year Ended December 31,
	2007	2007(10)	2006(8)(9)	2005(6)(8)(9)	2004(7)(8)(9)	2003(6)(9)
	(In thousands	(In thousands of Euro)(3)
	of U.S.$)
	(1)(3)
STATEMENT OF INCOME DATA:
Net Sales	7,251,929	4,966,054	4,676,156	4,134,263	3,179,613	2,852,194
Cost of Sales	(2,300,876)	(1,575,618)	(1,487,700)	(1,373,073)	(1,053,076)	(938,360)
Gross Profit	4,951,053	3,390,436	3,188,456	2,761,190	2,126,537	1,913,834
OPERATING EXPENSE
Selling and Advertising	(3,021,770)	(2,069,280)	(1,948,466)	(1,755,536)	(1,329,083)	(1,216,385)
General and Administrative	(712,397)	(487,843)	(484,002)	(424,253)	(317,955)	(265,662)
Total	(3,734,167)	(2,557,123)	(2,432,468)	(2,179,789)	(1,647,038)	(1,482,047)
Income from Operations	1,216,886	833,313	755,987	581,401	479,499	431,787
OTHER INCOME (EXPENSE)
Interest Income	24,952	17,087	9,804	5,650	6,662	5,922
Interest Expense	(130,694)	(89,498)	(70,622)	(66,171)	(55,378)	(47,117)
Other—Net	28,885	19,780	(16,992)	18,429	13,792	(799)
Other Income (Expenses)—Net	(76,857)	(52,631)	(77,810)	(42,092)	(34,924)	(41,994)
Income Before Provision for Income Taxes	1,140,029	780,681	678,177	539,309	444,575	389,793
Provision for Income Taxes	(399,393)	(273,501)	(238,757)	(199,266)	(156,852)	(117,328)
Income Before Minority Interests in Consolidated Subsidiaries	740,636	507,180	439,420	340,043	287,723	272,465
Minority Interests in Income of Consolidated Subsidiaries	(21,870)	(14,976)	(8,715)	(9,253)	(8,614)	(5,122)
Net Income from Continuing Operations	718,766	492,204	430,705	330,790	279,109	267,343
Discontinued Operations—Net of Taxes and Gain on Sale	0	0	(6,419)	11,504	7,765	0

Net Income	718,766	492,204	424,286	342,294	286,874	267,343
Weighted Average Shares Outstanding (thousands)
—Basic	455,184.8	455,184.8	452,898.0	450,179.1	448,275.0	448,664.4
—Diluted	458,530.6	458,530.6	456,186.0	453,303.4	450,360.9	450,202.1
Basic Earnings per Share from Continuing Operations (2)	1.58	1.08	0.95	0.73	0.62	0.60
Basic Earnings per Share from Discontinued Operations (2)	0.00	0.00	(0.01)	0.03	0.02	0.00
Basic Earnings per Share (2)	1.58	1.08	0.94	0.76	0.64	0.60
Diluted Earnings per Share from Continuing Operations (2)	1.57	1.07	0.94	0.73	0.62	0.59
Diluted Earnings per Share from Discontinued Operations (2)	0.00	0.0	(0.01)	0.03	0.02	0.00
Diluted Earnings per Share (2)	1.57	1.07	0.93	0.76	0.64	0.59
Cash Dividends Declared per Share (4)(5)	0.61	0.42	0.29	0.23	0.21	0.21

(1)    Translated for convenience at the rate of Euro 1.00 = U.S.$1.4603, based on the Noon Buying Rate of Euro to U.S. dollars on December 31, 2007. See “—Exchange Rate Information” below for more information regarding the Noon Buying Rate.

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

(5)    Our dividend policy is based upon, among other things, our consolidated net income for each fiscal year, and dividends for a fiscal year are paid in the immediately following fiscal year. The dividends reported in the table were declared and paid in the year for which they have been shown in the table.

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

(8)    Results of Things Remembered, our former specialty retail business, which was sold in 2006, are classified as discontinued operations and are not included in results from continuing operations.

(9)    Certain amounts in prior years have been reclassified to conform to the 2007 presentation.

(10)  We acquired Oakley in November 2007. Therefore, fiscal year 2007 includes operating results of Oakley for the period from and after November 14, 2007, which was the date of the closing of the Oakley acquisition.

	As of December 31,
	2007	2007	2006(3)	2005	2004	2003
	(in thousands of U.S.$)(1)	(In thousands of Euro except share data)
BALANCE SHEET DATA:
Working Capital(2)	(363,078)	(248,632)	68,187	368,863	218,807	(56,185)
Total Assets	10,451,755	7,157,266	4,968,878	4,973,522	4,556,058	3,912,676
Total Debt(4)	3,970,760	2,719,140	1,319,262	1,528,909	1,680,452	1,253,427
Shareholders’ Equity	3,643,680	2,495,158	2,215,849	1,954,033	1,495,607	1,374,534
Capital Stock	40,534	27,757	27,613	27,479	27,312	27,269
Number of Shares Adjusted to Reflect Changes in Capital (thousands)		462,623.6	460,216.2	457,975.7	455,205.5	454,477.0

(1)    Translated for convenience at the rate of Euro 1.00 = U.S.$1.4603, based on the Noon Buying Rate of Euro to U.S. dollars on December 31, 2007. See “—Exchange Rate Information” below for more information regarding the Noon Buying Rate.

(2)    Working capital is total current assets minus total current liabilities. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

(3)    Certain amounts in prior years have been reclassified to conform to the 2007 presentation.

(4)    The current portion of long-term debt was Euro 792.6 million, Euro 359.5 million, Euro 111.0 million, Euro 405.1 million and Euro 390.9 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

Dividends

We are required to pay an annual dividend on our ordinary shares if such dividend has been approved by a majority of our shareholders at the ordinary meeting of shareholders. Before we may pay any dividends with respect to any fiscal year, we are required, as necessary, to set aside an amount equal to five percent of our statutory net income for such year in our legal reserve unless and until the reserve, including amounts remaining from prior years, is at least equal to one-fifth of the nominal value of our then issued share capital.  Each year thereafter, such legal reserve requirement remains fulfilled so long as the reserve equals at least one-fifth of the nominal value of our issued share capital for each such year.

At our ordinary meeting of shareholders held on May 13, 2008, our shareholders approved the distribution of a cash dividend in the amount of Euro 0.49 per ordinary share. Our Board of Directors proposed, and the shareholders approved, the date of May 22, 2008 as the date for the payment of such dividend to all holders of record of our ordinary shares on May 16, 2008, including Deutsche Bank Trust Company Americas, as depositary on behalf of holders of our American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share and is evidenced by an American Depositary Receipt, or ADR. The ADSs were traded ex-dividend on May 19, 2008, and dividends in respect of the ordinary shares represented by ADSs were paid to Deutsche Bank Trust Company Americas on May 22, 2008. Deutsche Bank Trust Company Americas converted the Euro amount of such dividend payment into U.S. dollars on May 22, 2008. The dividend amount for each ADS holder was paid commencing on May 29, 2008 to all such holders of record on May 21, 2008. Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our shareholders may determine.

The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

Year	Cash Dividends per Ordinary Share(1)(2)(3)	Translated into U.S.$ per Ordinary Share(4)
	(Euro)	(U.S.$)
2003	0.210	0.242
2004	0.210	0.254
2005	0.230	0.276
2006	0.290	0.363
2007	0.420	0.564
2008	0.490 (5)	0.770

(1)    Cash dividends per ordinary share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes.

(2)    Each ADS represents one ordinary share.

(3)    Our dividend policy is based upon, among other things, our consolidated net income for each fiscal year, and dividends for a fiscal year are paid in the immediately following fiscal year. The dividends reported in the table were declared and paid in the fiscal year for which they have been reported in the table.

(4)    Translated at the Noon Buying Rate on the payment date to holders of ADSs. See “—Exchange Rate Information” below for more information regarding the Noon Buying Rate. Holders of ADSs received their dividend denominated in U.S. dollars based on the conversion rate used by our paying agent, Deutsche Bank Trust Company Americas, on the ADS dividend payment date.  Deutsche Bank Trust Company Americas converted the dividend in respect of the 2007 fiscal year to U.S.$0.770 per ADS on May 22, 2008.

(5)    The dividend of Euro 0.49 per ordinary share was approved by our Board of Directors on March 13, 2008 and was voted upon and approved by our shareholders at the ordinary meeting of shareholders held on May 13, 2008.

Exchange Rate Information

The following tables set forth, for each of the periods indicated, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate, expressed in U.S.$ per Euro 1.00:

Period	Low	High	Average(1)	End of Period
Year Ended December 31, 2003	1.0361	1.2597	1.1411	1.2597
Year Ended December 31, 2004	1.1801	1.3625	1.2478	1.3538
Year Ended December 31, 2005	1.1667	1.3476	1.2400	1.1842
Year Ended December 31, 2006	1.1860	1.3327	1.2661	1.3197
Year Ended December 31, 2007	1.2904	1.4862	1.3705	1.4603

(1)    The average of the Noon Buying Rates in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High
December 2007	1.4344	1.4759
January 2008	1.4574	1.4877
February 2008	1.4495	1.5187
March 2008	1.5195	1.5805
April 2008	1.5568	1.6010
May 2008	1.5370	1.5784

On June 20, 2008, the Noon Buying Rate was U.S.$ 1.5626 per Euro 1.00.

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

Specifically, with regard to our acquisition of Oakley, we may face risks and uncertainties following such acquisition in addition to those outlined above, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the loss of key employees of the acquired business; (iv) the diversion of the attention of senior management from our operations; (v) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues; (vi) difficulty integrating Oakley’s human resources systems, operating systems, inventory management systems and assortment planning systems with our systems; and (vii) the cultural differences between our organization and Oakley’s organization.

If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition.  Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or that the benefits will be achieved within the forecasted period of time.

If we are unable to successfully introduce new products, our future sales and operating performance will suffer.

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential writedowns relating to the value of excess inventory, and production costs would be negatively impacted since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced.

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

The fashion and consumer products industries in which we operate are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands.

The industry is also subject to rapidly changing consumer preferences, and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our inventory of models based on that design. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends would adversely affect our business, results of operations and financial condition and may result in the write down of excess inventory and idle manufacturing facilities.

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

We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany &

Co., Versace, Versus, Salvatore Ferragamo, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Brooks Brothers, Anne Klein and, most recently, Stella McCartney and, through our acquisition of Oakley, Paul Smith Spectacles. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. See Item 4—“Information on the Company—Business Overview—Recent Developments” regarding our new license agreement for the Stella McCartney name. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the years ended December 31, 2007 and 2006, the sales realized through the Prada and Miu Miu trade names together represented approximately 6.4 percent and 5.5 percent of total sales, respectively.  For the year ended December 31, 2007, the sales realized through the Dolce & Gabbana and D&G trade names together represented approximately 5.5 percent of total sales.  Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

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

•      disruptions of capital and trading markets;

•      accounts receivable collection and longer payment cycles;

•      potential hostilities and changes in diplomatic and trade relationships;

•      changes in legal or regulatory requirements;

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

We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States.

Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets, trade dress or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims.  An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products, (iii) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (iv) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business including by reducing our future sales or causing us to incur significant costs to defend our rights.

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

We are currently a party to certain legal proceedings as described in Item 8—“Financial Information—Legal Proceedings.” In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing our costs to operate our business.

If we become subject to additional regulation by governmental authorities, our compliance with these regulations could have an adverse effect on our financial condition, including adversely affecting the way we manufacture or distribute our products.

Our operations are subject to regulation by governmental authorities in the United States and other jurisdictions in which we conduct business. Governmental regulations, both in the United States and other jurisdictions, have historically been subject to change. New or revised requirements imposed by governmental regulatory authorities could have an adverse effect on us, including increased costs of compliance. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by governmental authorities that could affect sales or the way we currently manufacture or distribute our products. Additionally, as a U.S. government contractor through our Oakley and Eye Safety Systems subsidiaries, we must comply with, and are affected by, laws and regulations related to our performance of our government business. These laws and regulations, including requirements to obtain applicable governmental approval, clearances and certain export licenses, may impose additional costs and risks on our business.  We may also be subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—“Information on the Company—Regulatory Matters” and Item 8—“Financial Information—Legal Proceedings.”

Adverse weather conditions could affect consumer spending, which could adversely impact our future sales and financial results.

Weather conditions around the world can affect consumer spending and could have a significant impact on our sales. Our sunglass sales are particularly vulnerable to weather conditions.  Unusually bad weather during the spring and summer months in one or more of our markets could adversely affect sales of our sunglasses in those markets.  Additionally, severe weather, such as snowstorms and hurricanes, can inhibit consumers from discretionary shopping.  This could affect both our ophthalmic and sunglass sales and create excess inventory which may cause writedowns in the future.

If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

Commencing with last year’s annual report on Form 20-F, we included a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended.  There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment.  In addition, control procedures are designed to reduce, rather than eliminate, business risks.  As a consequence of the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with guidance from our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Although we intend to take prompt measures to remediate any such identified material weaknesses in our internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to our securities.

ITEM 4. INFORMATION ON THE COMPANY

Overview

We are a world leader in the design, manufacture and distribution of prescription frames and sunglasses in the mid- and premium-price categories. We operate in two industry segments: (i) manufacturing and wholesale distribution and

(ii) retail distribution. See Item 18 —“Financial Statements” for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses, and with the acquisition of Oakley in November 2007, we are a designer, manufacturer and worldwide distributor of performance optics products. We operate our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank and our Licensed Brands (Sears Optical and Target Optical), as well as through the retail brands of our newly-acquired business, Oakley, which include, among others, Oakley Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen and Bright Eyes.

Our manufacturing activities are carried out through six manufacturing facilities in Italy, two manufacturing facilities in China, one manufacturing facility in India and two manufacturing facilities in the United States obtained as part of the Oakley acquisition. In 2007, we manufactured approximately 41.8 million prescription frames and sunglasses, of which 0.8 million were attributable to the inclusion of prescription frames and sunglasses manufactured by Oakley since the acquisition date.  See Item 4—“Information on the Company—Recent Developments—Acquisitions.”

We operate our distribution activities through an extensive worldwide wholesale distribution network and a retail distribution network based primarily in North America, Europe, Australia, mainland China and Hong Kong. In 2007, through our wholesale and retail distribution networks, we distributed approximately 21.0 million prescription frames, of which approximately 0.1 million were attributable to the inclusion of prescription frames distributed by Oakley since the acquisition date, and approximately 29.0 million sunglasses, of which approximately 1.2 million were attributable to the inclusion of sunglasses distributed by Oakley since the acquisition date, in approximately 5,600 models. Our products are distributed in over 130 countries worldwide.

Our products are marketed under a variety of well-known brand names. Our house brands include Ray-Ban, Persol, Vogue, Arnette, Revo, Luxottica, Sferoflex and Killer Loop. They also include Oakley, Eye Safety Systems, Mosley Tribes and Oliver Peoples, all acquired in connection with our acquisition of Oakley. Our designer lines include Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co, Versace, Versus, Salvatore Ferragamo, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Brooks Brothers, Anne Klein and Puma (distribution license only). Our designer lines also include Paul Smith Spectacles, obtained in connection with our acquisition of Oakley.  Additionally, in the summer of 2009, we will launch the first collection of Stella McCartney eyewear.  Stella McCartney sunglasses will be distributed through premium retail locations. After an initial launch phase during which the new collections will be distributed through Stella McCartney stores and exclusive doors in North America, Japan, Hong Kong and the Middle East, distribution will be broadened to reach all other key global eyewear markets.

Our wholesale network is comprised of 42 wholly- or majority-owned subsidiaries operating in principal markets, over 2,000 sales representatives and approximately 100 independent distributors. Our primary wholesale customers include retailers of mid- and premium-priced eyewear such as independent opticians, optical and sunglass chains, optical superstores, sunglass specialty stores, sporting goods and specialty sports stores and duty-free shops. In certain countries, and especially in North America, wholesale customers also include optometrists and ophthalmologists, health maintenance organizations, or HMOs, and department stores.  In 2007, we continued to strengthen our wholesale network with the acquisition of Oakley.  See Item 4—“Information on the Company—Recent Developments—Acquisitions.”

Our retail network is mainly comprised of the following retail brands: Sunglass Hut, which is operated globally; LensCrafters, which is operated in North America, China and Hong Kong; Pearle Vision, our Licensed Brands (Sears Optical and  Target Optical), ILORI, the retail brands we acquired with Oakley (Oakley Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples) and Internet and telesales operations, which are all operated in North America; and OPSM, Laubman & Pank and Budget Eyewear, as well as the Bright Eyes stores that we acquired through the acquisition of Oakley, which are operated in Australia, New Zealand and Asia (other than China and Hong Kong).  Our North American retail business is the largest optical retail business in North America based on total sales. In 2007, in addition to our acquisition of Oakley, we continued to strengthen our North American retail business with the acquisition of certain assets of D.O.C Optics, which operated approximately 100 stores located primarily in the Midwest United States. We also expanded our global retail business by acquiring two prominent specialty sun chains in South Africa with a total of approximately 65 retail locations. See “—Products and Services” below for a more detailed discussion of our business.

Company History

In 1961, Leonardo Del Vecchio and others established our original operations in Agordo, near Belluno, in northeastern Italy. Since that time, we have enjoyed significant growth in the scope and size of our operations. We have developed and grown in several phases, each of which is related to a specific business strategy. Throughout most of the

1960s, we manufactured molds, metal-cutting machinery, frame parts and semi-finished products for the optical market. We then progressively expanded our production capabilities to enable us to produce a finished frame product.

In 1969, we launched our first line of Luxottica brand frames and began our transformation from a third-party supplier to an independent manufacturer with a line of branded products.

In the early 1970s, we distributed our products exclusively through wholesalers. In 1974, with the acquisition of the distributor that had marketed the Luxottica product line in Italy since 1971, we took our first step towards vertical integration.

Luxottica Group S.p.A. was organized as a corporation on November 23, 1981 under the laws of the Republic of Italy. During the early 1980s, we continued to pursue vertical integration by acquiring independent optical distributors and forming wholesale subsidiaries in strategic markets. In 1981, with our acquisition of La Meccanoptica Leonardo S.p.A., the owner of the Sferoflex brand and the holder of an important patent for a flexible hinge, we increased our market share in Italy and various key European markets. During the late 1980s, we began to expand our product lines to include the design, manufacture and distribution of designer frames through license agreements with major fashion designers.

In 1990, our ADSs were listed on the New York Stock Exchange.  Throughout the 1990s, we expanded into the sunglasses business through various acquisitions. In 1990, we acquired Florence Line S.p.A., the owner of the “Vogue” brand. In 1995, we became the first frame manufacturer to enter the North American retail market through the acquisition of LensCrafters. In the same year, we also acquired the medium- to high-end brand product line of Persol S.p.A.

Throughout the 1990s, we continued to expand our distribution network by forming new wholesale subsidiaries. In June 1999, we acquired the Global Eyewear Division of Bausch & Lomb Incorporated, which we refer to as our Ray-Ban business. The Ray-Ban acquisition significantly increased our presence in the sunglasses market, strengthened our house brand portfolio and provided us with sunglass crystal lens manufacturing technology, manufacturing facilities and equipment.

In December 2000, our ordinary shares were listed on the Mercato Telematico Azionario della Borsa Italiana S.p.A., which we refer to as the Milan Stock Exchange, or MTA.

Since 2000, we have made a number of key strategic acquisitions to strengthen our business.  In April 2001, we acquired Sunglass Hut, a leading retailer of sunglasses worldwide based on sales. In May 2001, we acquired all of the issued and outstanding common stock of First American Health Concepts, Inc., which at that time was a leading provider of managed vision care plans in the United States based on sales. In August 2003, we acquired 82.57 percent of the outstanding shares of OPSM (we acquired the remaining 17.43 percent interest in March 2005), resulting in our leading position in the prescription business based on sales in the Australian and New Zealand markets, while at the same time presenting us with new growth opportunities in the Asia-Pacific markets. In October 2004, we strengthened and expanded our North American retail and managed vision care business with the acquisition of Cole, which, among other things, operates Pearle Vision and the Licensed Brands. In 2006, we expanded our retail presence in China by acquiring three premium retail chains, Beijing Xueliang Optical Technology Co. Ltd., Ming Long Optical and Modern Sight Optics, to become a leading operator of premium optical stores in China based on the number of stores, with a total of 274 locations in three of the top premium optical markets in mainland China, as well as Hong Kong, an important market in Asia for luxury goods.  In November 2007, we acquired Oakley, a worldwide specialist in performance optics with brands including Oakley, Eye Safety Systems, Fox, Mosley Tribes, Oliver Peoples and Paul Smith Spectacles, and retail chains including Oakley Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen, Oliver Peoples and Bright Eyes. See Item 4—“Information on the Company—Recent Developments—Acquisitions.”

Our capital expenditures for our continuing operations were Euro 334.8 million for the year ended December 31, 2007 and Euro 49.7 million for the three-month period ended March 31, 2008. We expect 2008 aggregate capital expenditures to be approximately Euro 300 million, in addition to investment for any acquisitions. The most significant investments planned are for the remodeling of existing stores for our North American retail operations, at an expected cost of approximately Euro 23.7 million. We will fund these future capital expenditures with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities.”

Our principal executive offices are located at Via C. Cantù 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. We are domiciled in Milan, Italy.

Business Overview

Recent Developments

Acquisitions

On November 14, 2007, we completed the acquisition of Oakley, a worldwide leader in the design, development, manufacture, distribution and marketing of performance optics products, including market-leading premium sunglasses, prescription eyewear, goggles and electronically-enabled eyewear.  As part of the merger, we acquired all of the outstanding shares of Oakley for a cash purchase price of U.S.$29.30 per share, together with the purchase of all outstanding options and other equity rights at the same price per share less the exercise price. The total purchase price was approximately U.S.$2.1 billion (approximately Euro 1.6 billion).  In addition to Oakley-branded optics products, Oakley’s eyewear portfolio also includes the Eye Safety Systems, Mosley Tribes, Oliver Peoples and Paul Smith Spectacles brands. Oakley also offers an array of Oakley-branded apparel, footwear, watches and accessories. We also acquired retail locations through Oakley, including Oakley Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen, Oliver Peoples and Bright Eyes. We believe Oakley’s principal strength is its ability to develop products that demonstrate superior performance and aesthetics through proprietary technology, manufacturing processes and styling.

During the second quarter of 2007, we completed the acquisitions of two prominent specialty sun chains in South Africa, with a total of 65 stores, for approximately Euro 10 million. The two acquisitions represent an important step in the expansion of our sun retail presence worldwide.

In February 2007, we completed the acquisition of the retail optical business of D.O.C Optics, comprising approximately 100 stores located primarily in the Midwest United States, for approximately U.S.$110 million in cash. We have since rebranded the acquired stores as either “LensCrafters” or “Pearle Vision.”

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

RayBan Sun Optics is listed on the Bombay Stock Exchange. We acquired our initial interest in RayBan Sun Optics in connection with the purchase of the RayBan eyewear business from Bausch & Lomb in 1999.

License Agreements

On April 17, 2008, we signed a long-term exclusive license agreement for the design, production and worldwide distribution of sunglasses under the luxury lifestyle brand Stella McCartney. The agreement, which will begin on January 1, 2009, is for an initial term of six years, automatically renewable for an additional five-year term. The first collection will be launched in the summer of 2009. Stella McCartney first introduced her eyewear line in 2003. She will continue to personally follow each step of the creative process, together with the Luxottica design and product team.

On January 30, 2008, we signed a new license agreement with Chanel.  This marks the further extension of a long-term relationship between the two companies, which started in 1999 with the launch of Chanel’s first eyewear collections and now seeks to capture the additional growth opportunities for this exclusive and iconic luxury fashion brand.

Credit Agreements

On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary Luxottica U.S. Holdings Corp. (“U.S. Holdings”) with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility is a Euro 250 million revolving facility, which will require repayment of equal quarterly instalments of principal of Euro 30 million starting August 29, 2011 and a last repayment of Euro 40 million on the final maturity date. Interest accrues at Euribor (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement.

In February 2008, we exercised an option included in the Amended Euro 1,130 Million and U.S.$325 Million Credit Facility entered into by us and our subsidiary U.S. Holdings on June 3, 2004, to extend the maturity date of Tranches B and C to March 2013.

To finance the Oakley acquisition discussed in “—Acquisitions” above, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S.$2.0 billion. The term loan facility is a five-year term loan of U.S.$1.5 billion, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S.$1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S.$500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group’s ratio of net debt to EBITDA. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.40 percent (5.503 percent for Facility D and 5.458 percent for Facility E on December 31, 2007). The final maturity of the credit facility is October 12, 2012.  This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of March 31, 2008. We had borrowed U.S.$1.5 billion under this credit facility as of December 31, 2007.

During the fourth quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S.$500 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

The short-term bridge loan facility is for an aggregate principal amount of U.S.$500 million. Interest accrues on the short-term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent (5.208 percent on December 31, 2007). The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to this facility. The terms of such amendment agreement among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million and provide for a final maturity date that is eighteen (18) months from the effective date of the agreement.

 For additional information, see Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness” and Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

Products and Services

Wholesale Operations

Our Brands

In our wholesale operations, we manufacture and sell our prescription frames and sunglasses as either house brands or designer lines. House brands consist of eyewear sold under brand names that we own. Designer lines are produced under designer names held by us under license agreements with third parties. Our products, for both house brands and designer lines, consist of a variety of different styles ranging from conventional to contemporary and fashion forward styling. Each brand is tailored for a specific market segment based on certain characteristics, such as the consumer’s age, lifestyle and fashion consciousness.

House Brands:  Our house brands are sold worldwide under brand names such as Ray-Ban and Oakley. We currently develop approximately 2,180 distinct styles of frames within our house brands, of which approximately 1,230 are optical and 950 are sun. Each style is typically produced in three sizes and at least four colors. Actual availability of product styles, colors and sizes varies among geographic markets depending upon local demand.

The following is a summary description of each of our most significant house brands:

•                  Ray-Ban: Created in 1937 and acquired by us in 1999, the Ray-Ban line is the brand leader in the eyewear market based on sales and consumer awareness, bringing together renowned sunglass lenses and a timeless style.

•                  Oakley: Founded in 1975, Oakley is a market-leading, strong, iconic brand of performance optics products, including premium sunglasses, prescription eyewear, goggles and electronically-enabled eyewear, whose loyal consumers and athletes have helped create a culture and brand that are intertwined.

•                  Persol: Created in 1926 and acquired by us in 1995, the Persol brand is synonymous with design, elegance, tradition and technical precision. Our Persol line, which includes a wide range of prescription frames and sunglasses, is marketed as a timeless fashion accessory due to the elegance and design of our products.

•                  Oliver Peoples: Founded in 1986, Oliver Peoples helped establish the luxury eyewear market. Oliver Peoples’ classic designs fuse old-world aesthetics with modern-day finesse and are worn by many of the world’s most recognizable celebrities.

•                  Vogue: Created in 1973 and acquired by us in 1990, the Vogue brand is recognized as trendy and innovative and symbolizes a young and dynamic style that stresses attention to detail and fashion.

•                  Arnette: Created in California in 1992 and acquired by us in 1999, Arnette is targeted at young consumers.  This sports product line is characterized by a very forward-thinking design and provides outstanding comfort and functionality, ideal for those who enjoy dynamic and extreme sports.

•                  Revo: A product line targeted towards sport and leisure wearers, the Revo line is known for its high-quality lenses that are treated with a specialized coating process.

•                  Luxottica: Luxottica is our original product line, comprised of prescription frames and sunglasses. Luxottica targets a broad mix of eyewear consumers.

•                  Sferoflex: The Sferoflex product line, which in 1981 became the first brand name acquired by Luxottica Group, is comprised of prescription frames characterized by a classic and comfortable style, with flexible hinges that allow the frame to adapt to the unique face shape of each wearer.

•                  Killer Loop: Created in 1989 as a sun and sports eyewear brand that combines design and quality, this brand has evolved throughout the years from exclusively sports eyewear to also include leisure eyewear and a more “urban style.”

•                  Mosley Tribes: The Mosley Tribes brand, launched in 2005, is a modern brand fusing fashion and urban lifestyles.

•                  Eye Safety Systems: ESS designs, develops and markets advanced eye protection systems for military, firefighting and law enforcement professionals and is a leading supplier of protective eyewear to the U.S. military and firefighting markets.

Designer Lines: Our designer lines are produced and distributed through license agreements with major fashion houses. Currently, we sell designer lines under the names Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Versus, Salvatore Ferragamo, Burberry, Polo Ralph Lauren with its six lines (Purple Label, Polo, Ralph Lauren, Ralph, Chaps and Club Monaco), Donna Karan, DKNY, Brooks Brothers and Anne Klein.   They also include Paul Smith Spectacles, obtained in connection with our acquisition of Oakley.  Additionally, in the summer of 2009, we will launch the first collection of Stella McCartney eyewear. The license agreements governing these designer lines are exclusive contracts and typically have terms of between three and ten years. See “—Trademarks, Trade Names, Patents and License Agreements—License Agreements.” Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designer. Our designer lines presently feature approximately 3,300 different styles.

The following is a summary description of our main designer lines:

•                  Chanel: In 1999, we became the first company licensed to produce Chanel products. The Chanel product line, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

•                  Prada: The Prada license agreement was signed in 2003. The Prada collections offer a range of glasses presented in optical frames and sunglasses collections, as well as a series of models created for leisure time, identified by the brand’s unmistakable red stripe. The Prada collections have always been distinctive not only for their high quality but also for their forward-thinking approach and style, enabling the brand to anticipate and often inspire trends across all sectors. Sophisticated, elegant and refined, Prada products are identified by their strong character and unique style.

•                  Miu Miu: The Miu Miu license comprises both optical frames and sunglasses. This brand addresses a clientele particularly attentive to the free and easy, as well as sophisticated, new trends. This collection expresses Miuccia Prada’s vision of an alternative style, always characterized by a strong personality. The brand Miu Miu can be defined as: urban, young, sophisticated and sensual, an alternative vision, a “new classic.”

•                  Dolce & Gabbana:  Under license since 2005, our Dolce & Gabbana eyewear collection is an expression of ultimate luxury. This collection brings the period’s shapes up to date and highlights its materials, characterized by precious details such as logos in Swarovski crystals or elegant metal circles.

•                  D&G: The D&G eyewear collection has a youthful, innovative and unconventional spirit. The eyewear collection emphasizes the spirit of the brand: innovative, provocative and cosmopolitan.

•                  Bvlgari: Under license since 1997, Bvlgari eyewear is distinguished by the high quality of its materials, attention to detail and elegant design. This product line is targeted towards a clientele who seek something exclusive.

•                  Tiffany & Co.: For 169 years, Tiffany & Co. has designed and produced standard-setting jewelry and accessories. The first collection of Tiffany & Co. eyewear, launched in early 2008, remains true to the brand’s high standards.

•                  Versace: Versace is a lifestyle brand for the modern man or woman who chooses to express strength, confidence and uniqueness through a bold and distinctive personal style. Versace represents the ideal of a sophisticated, free and highly desirable lifestyle.

•                  Versus: While staying true to the essence of the core Versace brand, Versus represents a younger, edgier take on those themes. Filled with spirit and energy, Versus challenges convention, always in the vanguard of modern urban style.

•                  Paul Smith Spectacles:  The Paul Smith Spectacles brand, which launched in 1994, includes prescription eyewear and sunglasses that feature the whimsical yet classic designs and attention to detail that are synonymous with one of Britain’s leading fashion designers.

•                  Salvatore Ferragamo:  The Salvatore Ferragamo collections are characterized by the greatest attention to detail as well as by an original use of materials and choice of colors. The eyewear collection is inspired by the craftsmanlike tradition of this fashion house, reinterpreted according to contemporary trends.

•              Burberry: The Burberry license agreement was signed in 2005, with the first release of the Burberry eyewear collection in October 2006. This collection features the brand’s core values of form and function, innovation and the essence of classic style.

•              Polo Ralph Lauren: Polo Ralph Lauren is comprised of six collections:

•              Purple Label:  An exclusive eyewear collection, the Purple Label combines the elegance of tradition with the requirements of the modern gentleman: high quality, precious materials, details and style.

•              Ralph Lauren: The Ralph Lauren eyewear collection embraces a youthful sophisticated elegance that mixes refined luxury with cinematic glamour and an air of mystery. For the fashion-conscious woman seeking timeless styling with a modern attitude.

•              Polo: The Polo collection focuses on refined designs, inspired by the heritage of Polo Ralph Lauren apparel. This collection features emblematic models that are classic and never out of style. Polo is the ideal collection for men who appreciate quality and tradition and are seeking classic styles with a fresh design.

•              Ralph: This line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks, and vibrant colors for a feminine, flirty and fun look.

•              Chaps: Chaps features easy, wearable designs in the classic tradition of Polo Ralph Lauren. The line offers a designer name to the young consumer of moderately-priced sportswear. Since its introduction, Chaps has come to represent classic design, excellent quality and value.

•                  Club Monaco: Club Monaco offers individuals a unique brand of quality eyewear at exceptional value and uncompromised style for an accessible luxury. The styling targets both men and women, between 20 and 40 years of age, who are urban professionals, style enthusiasts, and who appreciate sophisticated design at a mid-level price point.

•                  Donna Karan: This product line reflects the design sensibility and spirit of the Donna Karan collection, offering men and women styles that are sophisticated, using modern and lightweight materials.

•              DKNY: DKNY is fast fashion with an urban mindset, the New York City street-smart look. DKNY eyewear caters to modern, urban, fashion-conscious women and men with multifaceted lifestyles: international, eclectic, fun and real.

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

•              Stella McCartney: This eyewear collection is inspired by Stella McCartney’s modern sense of innovation in the creation of desirable fashion. Combining everyday functionality with a strong fashion sensibility, the eyewear collection offers contemporary femininity with a sense of modern luxury.

The following table presents the respective percentages of our total unit (a “unit” represents an eyeglass frame or sunglass and excludes sales of other materials) sales that our designer and house brands comprised during the periods indicated:

	Year Ended December 31,
(as a percentage of total unit sales)	2007	2006	2005	2004	2003
Designer brands	42.7	41.2	35.9	32.8	33.6
House brands	57.3	58.8	64.1	67.2	66.4
Total unit sales	100	100.0	100.0	100.0	100.0

Prescription Frames and Sunglasses

In 2007, our manufacturing facilities produced a combined total of approximately 41.8 million prescription frames and sunglasses, of which 0.8 million were attributable to the inclusion of prescription frames and sunglasses manufactured by Oakley since the acquisition date. In 2006 and 2005, our manufacturing facilities produced a combined total of approximately 37.0 million and 28.5 million prescription frames and sunglasses, respectively.

Since 1990, sunglasses have become an increasingly significant product line for us as we seek to capitalize on growth opportunities in the sunglasses segment. In 1990, we acquired a distributor that supplied sunglasses under the Vogue brand name. In 1995, we expanded our activities in the sunglasses market by acquiring Persol S.p.A., an Italian producer of high-quality, fashionable sunglasses and prescription frames in the premium-priced segment of the market. In 1999, we acquired the Ray-Ban business from Bausch & Lomb Incorporated, including the Ray-Ban, Revo, Arnette and Killer Loop brand names. As a result of our acquisition of the Ray-Ban business, the percentage of our unit sales represented by sunglasses that we manufacture has grown significantly. This trend continued with the acquisition of Sunglass Hut and, in

2007, with the expansion of our sunglass-based retail business in South Africa. We expect this growth trend in our sunglass business to continue as a result of our acquisition of Oakley.  In addition to the more fashion-oriented sun and ophthalmic products for which we have earned a strong reputation, the Oakley acquisition brings to us a complementary technological expertise and know-how in high-performance optics, which includes sunglasses, prescription eyewear, goggles, shields, visors and electronically-enabled eyewear, most of which feature Oakley’s High Definition Optics® (HDO®) technology.

Unit sales of sunglasses manufactured by us and third parties in 2007, as a percentage of our total aggregate unit sales, were 58.4 percent, as compared to 57.2 percent in 2006 and 55.8 percent in 2005.

The following table presents the respective percentages of our total unit sales that our prescription frames and sunglasses comprised for the periods indicated:

	Year Ended December 31,
	(as a percentage of total unit sales)
	2007	2006	2005	2004	2003
Prescription frames	41.6	42.8	44.2	42.7	41.1
Sunglasses	58.4	57.2	55.8	57.3	58.9
Total unit sales	100.0	100.0	100.0	100.0	100.0

Retail Operations

We operate our retail operations through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear and Bright Eyes.  Due to the fragmented nature of the European retail market, we do not operate optical retail stores in Europe outside of the United Kingdom.  As of March 31, 2008, our retail business consisted of 5,627 corporate store locations and 580 franchised locations as follows:

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product
North America	LensCrafters	951		Prescription
	Pearle Vision	470	405	Prescription
	Sunglass Hut	1,567		Sun
	ILORI	7		Sun
	Sunglass Icon	132	11	Sun
	The Optical Shop of Aspen	20		Prescription
	Oliver Peoples	4	1	Prescription/Sun
	Oakley Stores and Vaults	83		Sun/Apparel
	Licensed Brands:
	Sears Optical	881		Prescription
	Target Optical	304		Prescription
Asia-Pacific	OPSM	319		Prescription
	Laubman & Pank	134		Prescription
	Budget Eyewear	73	20	Prescription
	Sunglass Hut	214		Sun
	Bright Eyes	39	102	Sun
	Oakley Stores and Vaults	14	1	Sun/Apparel
	Oliver Peoples		1	Prescription/Sun
China and Hong Kong	LensCrafters	159		Prescription
	Sunglass Hut	6		Sun
	Other Brands	82		Prescription
Europe	Sunglass Hut	88		Sun
	Oakley Stores and Vaults	9	5	Sun/Apparel
Africa and Middle East	Sunglass Hut		27	Sun
	Oakley Stores and Vaults		1	Sun/Apparel
South Africa	Sunglass Hut	68		Sun
	Oakley Stores and Vaults	2		Sun/Apparel
Central and South America	Oakley Stores and Vaults	1	6	Sun/Apparel

LensCrafters. As of March 31, 2008, we operated a retail network of 1,110 LensCrafters locations worldwide (of which 951 locations are in North America) offering a wide selection of prescription frames, sunglasses, lenses and other optical products. LensCrafters is currently the largest optical retail chain in North America in terms of sales. LensCrafters stores sell not only Luxottica products, but also a wide range of lenses and optical products made by other suppliers. LensCrafters’ products include innovative lenses, such as FeatherWates® (lightweight, thin and impact-resistant lenses), DURALENS® (super scratch-resistant lenses), Advanced View Progressive™ (free-form, digitally surfaced progressive lenses), Invisibles® (anti-reflective lenses) and MVP Maximum View Progressives® (multi-focal lenses without visible lines). Substantially all of our LensCrafters stores are located in high-traffic commercial malls and shopping centers, have an employed optometrist or an independent, licensed optometrist on site (thereby allowing the customer to have an eye examination on site), provide a large range of prescription eyewear choices and, in North America, include a laboratory, which enables us to provide the selected frame with prescription lenses to our customers in approximately one hour. When we acquired LensCrafters in 1995, LensCrafters had approximately 600 stores. Between 1995 and 1998, we opened new stores and acquired other retail chains, reaching over 850 stores in North America by 1999.

From 1999 to 2004, LensCrafters’ expansion focused primarily on further development of those stores opened between 1996 and 1998. We continue to evaluate potential retail expansion opportunities in North America through the acquiring of retail chains and opening of stores in areas where we are not already heavily represented and in other prime locations. Since the LensCrafters acquisition, we have improved the efficiency of LensCrafters stores by managing the inventory from our central worldwide distribution center in Italy. This has improved inventory service and allowed for a more rapid supply of styles based on daily sales and inventory data. This has also increased the volume of our products available in LensCrafters stores. In addition, we have focused our promotional activities on those customers looking for a better purchase experience with high-quality products, rapid and efficient customer service and innovative lens and frame technology. As a result of these initiatives, LensCrafters’ net sales have increased significantly since 1995.

During the last few years, we have shifted LensCrafters to a more premium brand. During this time, we have added additional elements, such as a new premium store concept that is being adopted as stores are remodeled across North America, associate training, advertising and marketing, which together represent the premium brand and future direction of LensCrafters. With these new initiatives, we have seen the average transaction per customer grow.  LensCrafters is becoming known as one of the best places to purchase fashionable, designer prescription frames and sunglasses.  LensCrafters hopes to shorten the purchase cycle of typically two to three years with this new focus on prescription frames as fashion. LensCrafters is also working to increase its share of the contact lens market.  This initiative focuses on selected products (mostly national brand names) and more competitive pricing.  This new push for contact lenses is being supported through in-store displays, marketing and associate training.

As noted above, one of the most visible changes in LensCrafters’ shift toward a premium and stylish eyewear shopping experience is a new design for the stores, which is adopted in new and remodeled store locations across North America. The store design features elegant eyewear display boxes, wood flooring, fashion graphics, sleek decorative accents and artistic lighting fixtures. Every feature of the design directs the spotlight on the shopping gallery of designer eyewear collections, while the “fit and finish” stations are more private and separated from the shopping and frame selection. We have begun to display the eyewear collections by designer brand to help our customers shop for the style that is right for them.

In 2006, we began to expand the use of the LensCrafters name by rebranding certain retail locations to “LensCrafters” that we acquired as part of the acquisitions of three optical retailers in China, which had a combined total of 274 stores across Asia, including Hong Kong. Hong Kong is one of the most significant Chinese luxury markets where middle class and affluent mainland Chinese visit frequently to purchase luxury goods. Launching LensCrafters as a premium brand in Hong Kong was important for increasing awareness and consumer demand for our products and services. In September 2006, we launched LensCrafters in Beijing, beginning the re-branding strategy of our acquisitions.  By the end of 2007, we rebranded 165 locations in China and Hong Kong with the LensCrafters name. Based on the strategy for 2008, the remaining not yet rebranded stores will maintain the original brand name.

Sunglass Hut. With the acquisition of Sunglass Hut in 2001, we became the world’s leading specialty retailer of sunglasses based on sales, and a specialty retailer of popularly priced watches. As of March 31, 2008, Sunglass Hut had 1,567 retail locations in North America, 288 in Australia, New Zealand and South Africa, and 115 in the Middle East and Europe. Sunglass Hut operates in-line stores and kiosks in shopping malls, as well as stores in street centers on high-traffic streets and in airports. We have increased sales of Luxottica-manufactured products at Sunglass Hut locations from approximately 14.3 percent of total Sunglass Hut net sales in April 2001 (the first month following the acquisition) to 69.4 percent in December 2007, including Oakley products.  In addition to sunglasses that we manufacture, Sunglass Hut continues to sell a variety of frames manufactured by third-party vendors, including Maui Jim, Inc. and others.  Although we buy products from third parties, we do not believe that the loss of any one supplier would have a significant impact on our future operations as we could easily replace lost supply with other sunglasses manufactured by us or other third-party vendors. After the acquisition of Sunglass Hut and Cole, we consolidated the administrative and certain other functions of these businesses with our existing business to allow significant synergies between sun and optical retail operations. Sunglass Hut outlets are located mostly in enclosed malls and airports with an average retail space of approximately 400 square feet per kiosk/store.

In the second quarter of 2007, we completed the acquisitions of two prominent specialty sun chains in South Africa, for a total of 65 stores, which will be rebranded to Sunglass Hut stores by the end of 2008. Both chains have prominent locations in shopping centers in urban areas, including Johannesburg and Cape Town, as well as attractive airport locations.

ILORI.  ILORI is our new high-end fashion sunwear retail brand with seven stores in the United States as of March 31, 2008, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, CA. ILORI caters to a different, more exclusive clientele than Sunglass Hut or Sunglass Icon with higher-priced collections and more pampered, personalized service in luxurious surroundings.

Sunglass Icon.  Our Sunglass Icon multi-branded sunglass specialty retail locations offer a full range of eyewear, including brands owned or licensed by us, as well as eyewear from other designers and brands. As of March 31, 2008, Sunglass Icon operated 143 locations throughout North America (11 of which are operated under license). The Sunglass Icon retail stores are located in premium malls throughout the United States, with a concentration primarily in the southwest United States.

Pearle Vision. With the acquisition of Cole in October 2004, we acquired Pearle Vision, the second-largest optical chain after LensCrafters in North America. Although both brands address the mid- to high-end customer bracket, their positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers’ trust in the doctor’s experience and the quality of service they receive. Pearle Vision stores are mostly located in strip malls instead of the conventional malls where most LensCrafters and Sunglass Hut stores are located. In addition, Luxottica has franchised Pearle Vision locations located throughout North America.

Our relaunching of the Pearle Vision brand in 2004 and 2005 was centered on a return to its original values, which had made Pearle Vision the “Home of Trusted Eyecare” for generations of Americans.

A product mix increasingly geared to premium, high value-added products has helped restore strong customer relationships, as have efforts to portray doctors in various advertising campaigns. At the same time, a significant reduction in sales promotions helped improve the positioning of the stores and consumer perceptions, resulting in increasing profitability.

Sales of Luxottica products at Pearle Vision stores enjoyed strong growth, reaching nearly 78.7 percent of total sales in 2007. Ray-Ban, Prada, Brooks Brothers and Versace were some of the stronger-selling brands.

In order to centralize services and achieve economies of scale, most in-store labs were closed, and their work was transferred to nearby LensCrafters labs or to one of our eight large central lens finishing facilities.

Pearle Vision’s franchises are increasingly turning to us as their preferred supplier, not only due to the strength of our brands and the quality of our products, but also because of Luxottica’s Franchise Advantage Program. This program, which is available to franchisees, features marketing solutions, preferential pricing and savings on selected categories of products, including lenses, lab services, contact lenses and accessories, all of which are provided with a high level of service and merchandising support.

We firmly believe that the Pearle Vision brand has significant growth opportunities in both the United States and Canada, where the brand was strengthened in 2006 and is now the only optical chain represented throughout Canada.

As of March 31, 2008, Pearle Vision operated 470 corporate store locations and had 405 franchise locations throughout North America.

Licensed Brands. With the acquisition of Cole, we also acquired a group of distribution outlets under the names “Sears Optical” and “Target Optical” (the “BJ’s Optical” license acquired with Cole was terminated in March 2008), which we refer to as our Licensed Brands. The Licensed Brands optical retail locations are located in the host stores that bear the names of the hosts. Both of these brands offer consumers the convenience of taking care of their optical needs where they shop and have a precise market positioning. Sears, a department store with a vast and heterogeneous customer base, has further improved the services that were launched in 2005. In 2006, Ray-Ban was introduced in all stores.  In 2007, Target Optical, which appeals to customers who enjoy fashion and novelty, reported improved performance in its 296 Target stores, which are mostly in large urban and suburban centers. Efforts were focused on improving service and consulting by the sales personnel, who adopted a new “take it and try it” sales method, as well as on strengthening its fashion positioning by offering brands such as Ray-Ban and Vogue.

As of March 31, 2008, we operated 881 Sears Optical and 304 Target Optical locations throughout North America.

Oakley Stores and Vaults.  As of March 31, 2008, we operated 55 retail stores in North America under the Oakley Store name, which offer a full range of Oakley-branded optics products as well as Oakley apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics, audio and visual elements. In addition to these full-price retail venues, we operated 30 Oakley Vaults, our Oakley outlet store concept, featuring discontinued and excess seasonal Oakley-branded merchandise in addition to newer products priced at full retail. Our retail stores are located in some of the nation’s leading shopping malls and average approximately 2,500 square feet in size.  We had 6 Oakley Stores and Vaults under franchise in Mexico as of March 31, 2008.  Outside of North America, as of March 31, 2008, we operated 23 corporate-owned Oakley Stores and Vaults and had eight franchise locations.

The Optical Shop of Aspen. As of March 31, 2008, we operated 20 The Optical Shop of Aspen stores throughout the United States, which are luxury optical retail stores offering fashion and luxury eyewear from a variety of designers, as well as certain Oakley-owned brands, including Oliver Peoples.

Oliver Peoples. Our Oliver Peoples subsidiary operates four luxury optical retail stores (two in Southern California and two in New York City). An additional two Oliver Peoples retail locations are operated by others under license, one in Southern California and one in Tokyo.

OPSM, Laubman & Pank and Budget Eyewear. In Australia and New Zealand, we operate three brands, which are specialists in the prescription segment: OPSM, Australia’s top eyewear brand for luxury and fashion-minded customers; Laubman & Pank, provider of high-quality eyecare and services; and Budget Eyewear, focused on price-conscious consumers. The three brands operate in all of Australia’s states, primarily in larger cities. OPSM is our only brand in New Zealand and operates in the main urban areas. All brands have continued to extend further into the fashion segment through innovative store format, personnel training and product assortment programs that are tailored to their respective segments and leverage off of our portfolio of products. In the prescription segment, the three brands have a different positioning which allows us to cover complementary segments with product offerings catering to the needs of different consumer categories. Improved understanding of customers and initiatives have helped OPSM achieve a significant increase in sales and have solidified its position as the best-known brand on the market. Laubman & Pank’s recognition as an optical fashion brand has continued to increase as promotional programs clearly position the brand as a national chain. The brand is perceived to have a special focus on eye health, resulting from a series of initiatives that include TV campaigns and national screening programs. Budget Eyewear has successfully extended its product offerings while remaining the preferred destination for those wanting good eyewear at lower prices. As of March 31, 2008, a total of 507 stores throughout Australia were operated under the three brands - OPSM (280 stores), Laubman & Pank (134 stores) and Budget Eyewear (73 stores)- including Budget Eyewear’s 20 franchise locations. OPSM is the market leader in New Zealand, based on corporate-owned store locations, with 39 stores, as of March 31, 2008, operated by the OPSM brand.

 Bright Eyes.  Bright Eyes, first established in 1985, is one of Australia’s largest and fastest growing sunglass chains, with over 140 sunglass stores across Australia operating under the Bright Eyes and Sunglass Worx names.  As of March 31, 2008, Bright Eyes operated 39 corporate store locations and 102 franchise locations.  The stores are located in highly desirable real estate locations and sell brands such as Oakley, Ray-Ban, Prada, Versace, Maui Jim and Arnette.

We continue to explore opportunities to expand our retail operations worldwide through the opening of new stores or kiosks, or strategic acquisitions, when appropriate.

Oakley Internet and Telesales Operations. We use our Oakley website (www.oakley.com) as a complementary sales channel to our Oakley retail operations and international distribution, allowing consumers to purchase Oakley products as efficiently as possible. The Oakley website is fully e-commerce capable, allowing consumers to purchase our Oakley products for delivery in the United States, Canada and Australia. In addition, the Oakley website includes information about our Oakley products and innovations, such as HDO® (High Definition Optics®), and news about the athletes and others who endorse Oakley products. We believe the Oakley website serves to increase consumer awareness of the Oakley brand, improve customer service and increase sales through Oakley’s retail and e-commerce channels. We also maintain a customer service team to respond to telephone inquiries and make sales directly to consumers.

EyeMed.  With the acquisition of Cole, we also acquired a provider and administrator of managed vision care services. Managed vision care programs and benefits were previously sold through the Cole Managed Vision division; renewals and new sales are now serviced through EyeMed Vision Care.  EyeMed Vision Care is one of the largest vision benefits organizations in the United States, serving 3,400 corporations, government entities and insurance companies through a network of optometrists, ophthalmologists, opticians and Luxottica retail stores.

In 2007, EyeMed gained 400 new clients with more than 7 million new members joining the nearly 140 million people already served by EyeMed through funded and discounted benefit plans.  The primary contributors to EyeMed’s growth are the increasing awareness of the importance of vision care and the expansion of existing relationships with health and ancillary benefit organizations.  EyeMed also focused on targeting the smaller employer segment.  EyeMed will continue to diversify its product offerings and provider networks to address the needs of its business-to-business customers, while continuing to identify and build demand in new market segments.

Our Principal Markets

The following table presents our net sales by geographic market for the periods indicated:

	Year Ended December 31,
	(In thousands of Euro)
	2007	2006	2005
Italy Wholesale	1,506,077	1,321,887	998,420
North America Retail(1)	2,744,454	2,840,977	2,632,265
North America Wholesale	328,632	235,526	179,595
Asia-Pacific Retail	453,223	388,505	365,867
Asia-Pacific Wholesale	232,338	215,135	150,926
Other Retail	64,641	64,678	61,165
Other Wholesale	1,049,788	697,278	514,031
Adjustment/Eliminations(2)	(1,413,099)	(1,087,828)	(768,006)
Total	4,966,054	4,676,156	4,134,263

(1)             Excludes the sales of our Things Remembered specialty retail business, which was sold in September 2006. Things Remembered sales for fiscal 2006 (through its date of sale on September 29, 2006) and 2005 were Euro 157.1 million and Euro 236.5 million, respectively.

(2)             “Adjustment/Eliminations” represents the elimination of intercompany sales.

Seasonality and Effect of 53-Week Year

We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 58.4 percent and 57.2 percent of our units sold in 2007 and 2006, respectively. As a result, our net sales are typically higher in the second quarter, which includes sales to customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. We believe that this seasonality effect, especially in the wholesale segment, will be offset by our acquisition of Oakley, which is primarily a wholesale business, because the wholesale seasonal peaks generally precede the retail seasonal peaks by a few months.  These seasonal variations could affect the comparability of our results from period to period. Our North American retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. A 53-week year occurs in five- to six-year intervals and will occur again in fiscal 2008.

Manufacturing Process

Overview

We manufacture both metal and plastic frames. In addition to our frame manufacturing capacity, since 1999 we have also produced crystal and polycarbonate sunglass lenses exclusively for our sunglasses collections. Production is principally carried out in our six Italian manufacturing facilities. In China, we manufacture certain products distributed mainly by our North American retail group and certain finished products for our wholesale business, mainly in our owned production facilities. Each of our facilities is tailored to a specific production technology that we believe allows us to achieve a high level of productivity.  With the acquisition of Oakley, we have added manufacturing facilities in the United States where we manufacture or assemble most of our Oakley eyewear products.

Design and Prototype Selection

We believe that an important aspect of our success has been our emphasis on design and the continuous development of new styles. Our in-house designers work together with external designers to develop new models.

For our designer line products, our design team works with licensors to discuss the basic themes and fashion concepts for each product and then works closely with each licensor’s designers to refine such themes. In addition, our design team works directly with our marketing and sales departments, which monitor demand for our current models as well as general style trends in eyewear. The data obtained from our marketing and sales departments is then used to refine existing product designs and market positioning in order to react to changing consumer preferences.

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

All prototypes are subject to review and approval by our licensors and our designers to ensure consistency with the distinctive image of each product line. Our collections consist of both new models and the most successful existing models. Each year, we add approximately 1,800 new models to our eyewear collections. The ability to constantly renew our product base has enabled us to meet consumer demand in each market segment in which our brands are targeted. See Item 3—“Key Information—Risk Factors.— If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer.”

Oakley develops and employs innovative technologies, materials and processes in the design, development and manufacture of its products. To date, Oakley has designed its products using primarily in-house staff in order to speed the concept-to-market timeline and preserve brand image and authenticity.

Sourcing

The principal raw materials and parts purchased for our manufacturing process include plastic resins, metals, lenses and frame parts. We purchase a substantial majority of our raw materials in Europe and, to a lesser extent, in Asia and the United States. In addition, we use certain external suppliers for frames, eyeglass cases and packaging materials. The Ray-Ban acquisition provided us with know-how and sunglass crystal lens manufacturing capabilities. We believe that our ability to produce sunglass crystal lenses is strategically important given our expanded presence in the sunglass market.

Oakley has built strong relationships with its major suppliers. With most suppliers, Oakley maintains agreements that prohibit disclosure of its proprietary information or technology to third parties. Although Oakley relies on outside suppliers for most of the specific molded components of its glasses, goggles, watches and footwear, it generally retains ownership of the molds used in the production of the components. We believe that most of the components that Oakley uses can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, to further mitigate risk, Oakley has developed an in-house injection molding capability for sunglass frames.

We do not depend on any single supplier for any of our principal raw materials or frames. Although we do not have formal, long-term contracts with our suppliers, we have not experienced any significant interruptions in our supplies. For additional information, see Note 14 to our Consolidated Financial Statements included in Item 18 of this annual report.  Historically, prices of the principal raw materials used in our manufacturing process have been stable.

Manufacturing

We have six frame manufacturing facilities in Italy. Five facilities are located in northeastern Italy, the area in which most of the country’s optical industry is based, and the remaining facility is located near Turin. All of our facilities are highly automated, which has allowed us to maintain a high level of production without significant capital outlay. In certain of these facilities, we also produce sunglass crystal lenses and polycarbonate lenses. In 2006, we modernized our operations in Italy by building a new approximately 32,000-square-meter manufacturing facility to produce acetate frames and sunglasses for a total investment of approximately Euro 20.0 million. In 2007, we further expanded our manufacturing facilities in Italy by approximately 28,000 square meters in order to rationalize the product production flow, for a total investment of approximately Euro 23.4 million. We were able to rededicate one of our former facilities to our logistics operation for a total investment of Euro 6.2 million. From 1998 to 2001, we operated, through our 50 percent-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner, a facility in China to manufacture prescription frames. In 2001, we acquired from our Japanese partner the remaining 50 percent interest in this Chinese manufacturer so that it became one of our wholly-owned subsidiaries. In 2006, we increased our manufacturing capacity in China through the construction of a new approximately 26,000-square-meter manufacturing facility to produce both metal and plastic frames for a total investment of approximately Euro 20.0 million. After the construction of this new facility, our annual average daily production in China increased by approximately 80 percent compared to 2005.  In 2007, we further expanded our manufacturing capacity in China by approximately 74,000 square meters, for a total investment of approximately Euro 7.2 million. The percentage of private label products produced at our facilities in China has been decreasing in favor of increased production of certain of our core, fashion and North American brands.

Over the past several years, we have consolidated our manufacturing processes by tailoring each of our manufacturing facilities in Italy to a specific production technology. This consolidation has allowed us to improve both the productivity and quality of our operations. We produce plastic frames in our facilities in Sedico, Pederobba and Lauriano, while metal frames are produced in our facilities in Agordo and Rovereto. Certain frame parts are produced in our facility in Cencenighe. Our manufacturing facility in China produces both metal and plastic frames. In 2007, approximately 59 percent of the frames manufactured by us were metal-based, and the remainder was plastic.

The manufacturing process for both metal and plastic frames and sunglasses begins with the fabrication of precision tooling and molds based on prototypes developed by our in-house design and engineering staff. We believe that our in-house capacity to engineer and produce precision tooling and molds gives us a strong competitive advantage by enabling us to reduce the lead time for product development and thereby adapt quickly to market trends, contain production costs and maintain smaller and more efficient production runs so that we can better respond to the varying needs of different markets.

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

Our efficient distribution network allows us to track sales and inventory data on a daily basis. As a result, we are able to:

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

The principal manufacturing facility for our newly acquired Oakley business is located in Foothill Ranch, California, where it manufactures or assembles most of Oakley’s eyewear products. Oakley has a second manufacturing facility located in Dayton, Nevada, where it produces the frames used in its X Metal® (a proprietary alloy) eyewear products.

At Oakley’s manufacturing facilities, we own, operate and maintain most of the equipment used in the manufacture of Oakley’s eyewear products. Much of the equipment used has been specially designed and adapted for Oakley’s manufacturing processes. Manufacturing processes that Oakley believes are unlikely to add significant value are currently contracted to outside vendors. State-of-the-art manufacturing practices allow Oakley to respond quickly to customer demand, offer protection against piracy and enable it to adhere to strict quality-control standards. Oakley has the unique ability to build customized eyewear products to meet individual consumer demand for unique combinations of frame, lens and lens coating and to ship those products in less than 48 hours.

Oakley utilizes third-party manufacturers to produce its apparel, footwear, watches, electronically-enabled eyewear and certain of its goggles. Costs associated with research and development activities are expensed when incurred and are not significant.

Lens Finishing Labs

In North America, we have eight central lens finishing labs that are of strategic importance to our North American retail business.  Combining our broad presence in the market with additional capacity for handling lens finishing work, we anticipate increasing availability of our higher-margin lens treatments to consumers at our stores. Lens finishing labs are also expected to contribute to a reduction of the time and cost of finishing work provided by third parties.

Oakley operates optical lens laboratories in the United States, Ireland and Japan where it surfaces prescription lenses. These labs provide prescription lenses to the North and South American, European and Asian markets, respectively, enabling it to achieve expeditious delivery, better quality control and higher optical standards.

Quality Control

One of our key strategic objectives is ensuring the quality of our products, which has led to the integration of every phase of production. Quality is the critical factor in the premium and luxury segments for both wholesale customers and retail consumers.  In 1997, we were among the first companies in the eyewear industry to obtain ISO 9001 certifications. Subsequently, in 2003, we obtained the “Vision 2000” certification, which is the third-generation industry recognition for quality production. To ensure the high quality of our products, our quality control and process control teams regularly inspect work-in-progress at various stages of the production cycle. In addition, the majority of materials that we purchase are quality tested. We also conduct inspections of, and certify compliance with, the production processes of our main suppliers. Each of our prescription frames and sunglasses undergoes several stages of quality inspection. Due to the efficiency of our quality controls, the return rate for defective merchandise manufactured by us is approximately one percent.

Oakley designs all of its products with the goal of meeting or exceeding their respective industry standards for safety, performance and durability. Throughout the development process, Oakley optics products undergo extensive testing against standards established specifically for eyewear by ANSI and ASTM. These standards relate to product safety and performance and provide quantitative measures of optical quality, UV protection, light transmission and impact resistance. In addition, Oakley performs a broad range of durability and mechanical integrity tests on its lens coatings that include extremes of exposure to UV light, heat, condensation and humidity. Oakley tests its apparel, footwear and accessories against strict guidelines established by ASTM and other industry authorities to ensure quality, performance and durability.

Distribution

We distribute our products through both wholesale and retail channels.

Distribution by Wholesale Division

We currently distribute our products in over 130 countries and operate 42 wholly- or majority-owned wholesale distribution subsidiaries strategically located in major markets worldwide.  In markets where we do not have wholesale distribution subsidiaries, we employ approximately 130 independent distributors.

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

The following table sets forth certain information regarding our wholesale distribution subsidiaries and affiliates:

Subsidiary	Country of Formation	Percentage Ownership
Luxottica Italia S.r.l	Italy	100%
Luxottica India Eyewear Private Limited	India	100%
Luxottica Fashion Brillen Vertriebs GmbH	Germany	100%
Luxottica Portugal –Comercio de Optica S.A	Portugal	100%
Luxottica France S.A.S	France	100%
Luxottica Iberica S.A	Spain	100%
Luxottica U.K. Ltd.	United Kingdom	100%
Luxottica Belgium N.V	Belgium	100%
Luxottica Nordic AB	Sweden	100%
Oy Luxottica Finland AB	Finland	100%
Luxottica Vertriebsgesellschaft MbH	Austria	100%
Luxottica Norge AS	Norway	100%
Avant-Garde Optics, LLC	United States	100%
Oakley, Inc.	United States	100%
Oakley Icon Limited	Ireland	100%
Oliver Peoples, Inc.	United States	100%
Eye Safety Systems Inc.	Australia	100%
Oakley Japan KK	Japan	100%
Oakley Athletic (PTY) Limited	South Africa	100%
Oakley U.K. LTD.	United Kingdom	100%
Oakley South Pacific PTY LTD.	Australia	100%
Oakley Canada, Inc.	Canada	100%
Oakley Brazil LTDA	Brazil	100%
Luxottica Canada Inc.	Canada	100%
Luxottica Do Brasil Ltda	Brazil	100%
Luxottica Mexico S.A. de C.V	Mexico	100%
Luxottica Argentina S.r.l	Argentina	75%
Mirari Japan Co Ltd.	Japan	100%
Luxottica South Africa Pty Ltd.	South Africa	100%
Luxottica (Switzerland) A.G	Switzerland	97%
Luxottica Australia Pty Ltd.	Australia	100%
Luxottica Optics Ltd.	Israel	74.9%
Luxottica Hellas A.E	Greece	70%
Luxottica Nederland B.V	The Netherlands	51%
Luxottica Gozluk Endustri Ve Ticaret Anonim Sirketi	Turkey	64.8%
Luxottica Poland Sp. Z.o.o	Poland	100%
Luxottica Central Europe KFT	Hungary	100%
Luxottica South Eastern Europe Ltd.	Croatia	70%
Luxottica Trading and Finance Limited	Ireland	100%
Mirarian Marketing Pte Ltd.	Singapore	51%
RayBan Sun Optics India Ltd.(1)	India	70.5%
Luxottica Korea Ltd.	South Korea	100%

(1)             The shares of RayBan Sun Optics are publicly traded on the BSE Stock Exchange, Mumbai. Since we did not own a 50 percent equity interest in the entity as of December 31, 2006, we accounted for this entity under the equity method of accounting for the year ending December 31, 2006.  Effective as of June 26, 2007, our stake in Ray-Ban Sun Optics increased from 44.2 percent to 70.5 percent through the acquisition of additional shares in a public tender offer. See Item 4—“Information on the Company—Business Overview—Recent Developments—Ray Ban Indian Holdings Offer” above for more information.

We maintain close contact with our distributors in order to monitor sales and control the quality of the points of sale that display our products. We typically enter into distribution agreements with importers and distributors that establish minimum annual purchases and impose territorial limitations. In addition, to the extent permitted by law, we allow distribution only through specifically authorized retail channels and qualified sales agents.

No single customer or group of related customers accounted for more than five percent of our consolidated net sales in any of the past three years. We do not believe that the loss of any single customer would have a material adverse effect on our financial condition or results of operations.

Our distribution system is integrated internationally. A worldwide computerized information network links the distribution and sales systems with the production facilities in Italy and China. This network enables us to monitor worldwide sales trends and inventory positions on a daily basis and to allocate production resources accordingly.

We believe that one of our key competitive strengths is our ability to promptly satisfy customer demand in a timely manner, both prior to and following a sale. In order to further improve our customer service capabilities, we have centralized our distribution centers in Europe (Italy) and Asia (Japan) and have begun a process to centralize our wholesale and retail distribution centers in North America over time. We believe that centralizing our distribution centers improves the efficiency of our distribution operations while reducing related costs.

Currently, Oakley distributes its products in the United States through a base of approximately 11,000 retail accounts. Retail accounts are comprised of optical stores, sunglass retailers, department stores, sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

Oakley’s sales organization is comprised of a combination of employees and independent sales representatives. Relationships with Oakley’s large international, national and regional accounts are managed and serviced by Oakley employees. Independent sales representatives service the remaining base of retailers that carry Oakley’s various product categories.

Distribution by Retail Division

Through our retail division, we believe we operate the largest group of optical superstores in the United States and Canada based on both sales and store count. We believe we are the largest specialty retailer of sunglasses in the world based on 2007 revenues and believe we have become a leading player in the Australian prescription segment.

In our optical retail stores, customers can choose from a large selection of frames and lenses offering a high level of comfort and fit. In North America, LensCrafters customers can obtain a completed pair of prescription glasses in approximately one hour because of on-site lens grinding laboratories. In our Sunglass Hut, ILORI, Sunglass Icon and Bright Eyes locations, customers can choose from a large selection of Luxottica- and third-party-vendor-manufactured sunglasses. In addition, most locations can assist customers in purchasing other accessories to complement their eyewear purchases. As of March 31, 2008, our retail business consisted of 5,627 corporate store locations and 580 franchised locations. See “—Products and Services—Retail Operations” above for more information about our retail locations and a breakdown of the geographic regions.

In 2007, units manufactured with our own brand names or our licensed brands, represented approximately 68.4 percent of the total sales of frames based on units sold by the retail division. In contrast, when OPSM was acquired in August 2003, only 3.5 percent of the total sales of frames sold were supplied by us and, when Cole was acquired in October 2004, less than one percent of the total sales of frames sold were supplied by us. The retail division’s stores sell not only frames that we manufacture but also a wide range of frames, lenses and other ophthalmic products manufactured by other companies.

Substantially all LensCrafters (excluding the LensCrafters rebranded stores in China), Pearle Vision and Licensed Brands and OPSM stores have an employed or independent optometrist on site, allowing the customer to have an eye examination, select from a large range of prescription eyewear and receive the selected frame with prescription lenses from one location. In addition, substantially all of our LensCrafters stores (excluding the LensCrafters rebranded stores in China), have a lens grinding laboratory on site, which allows our customers to receive a complete set of prescription frames or sunglasses in approximately one hour.

Competition

The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglass companies in various local markets. The major competitive factors include fashion trends, brand recognition, marketing strategies, distribution channels and the number and range of products offered.  We believe that our principal competitor in the design, manufacture and distribution of eyewear within the prescription frames market is Safilo Group S.p.A., or Safilo. We believe that our principal competitors in the sunglasses market include Safilo and De Rigo S.A.

Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our retail division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as the popularity and market acceptance of our brands. See Item 3—“Key Information—Risk Factors—If we are unable to successfully introduce new products, our future sales and operating performance will suffer” and “—If we fail to maintain an efficient distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer.”

The highly competitive optical retail market in North America includes a large number of small independent competitors and several national and regional chains of optical superstores. In recent years, a number of factors, including consolidation among retail chains and the emergence of optical departments in discount retailers, have resulted in significant competition within the optical retailing industry. We compete against several large optical retailers in North America, including Wal-Mart and Eye Care Centers of America, and, in the sunglasses area, numerous sunglass outlet centers. Our optical retail operations emphasize product quality, selection, customer service and convenience. We do not compete primarily on the basis of price.

Similarly, the consumer product markets in which Oakley operates are also highly competitive in the United States and abroad. We believe that Oakley’s innovative technology and design, integrated sunglass manufacturing capabilities, effective brand and product marketing efforts and vigorous protection of its intellectual property rights are important aspects of competition and are among Oakley’s primary competitive advantages.

In the non-prescription sports eyewear market, Oakley competes with mostly smaller sunglass and goggle companies in various niches of the sports market and a limited number of larger competitors.  We believe Oakley is a leader in this segment of the market, although various companies, including Marchon Eyewear, Inc. and Safilo Group S.p.A., and numerous smaller brands actively compete with Oakley.

Marketing

Our marketing and advertising activities are designed primarily to enhance the image of Luxottica and our brand portfolio and to drive traffic into our retail locations. Advertising expenses amounted to approximately seven percent of our net sales in each of 2007 and 2006 and approximately six percent of our net sales in 2005.

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

Our point-of-sale marketing materials consist of displays, counter cards, catalogs, posters and product literature. Many of these materials are linked to our consumer advertising campaigns. Because the point-of-sale has become increasingly important both as a communication medium and in terms of the consumer brand experience, in 2007, we developed a new approach for our Ray-Ban brand with a shop-in-shop modular concept. This concept can be adapted to the stores we identify as the most suitable, permitting the best delivery of Ray-Ban’s clear and unique brand signature.

We also benefit from brand-name advertising carried out by licensors of our designer lines intended to promote the image of the designer line. Our advertising and promotional efforts in respect of our licensed brands are developed in coordination with our licensors. We contribute to the designer a specified percentage of our sales of the designer line to be devoted to its advertising and promotion.

Oakley uses less-conventional marketing methods in addition to those mentioned above, including sports marketing, grass-roots sporting events and targeted product allocations.  We believe the exposure generated by athletes wearing Oakley products during competition and in other media appearances serves as a more powerful endorsement of product performance and style than traditional commercial endorsements. Consequently, Oakley will continue to use sports marketing and endorsement arrangements extensively to achieve exposure that results in strong brand recognition and authenticity on a global level.

Finally, we participate in major industry trade fairs (including the MIDO fair in Milan, Vision Expo in the United States and the SILMO in Paris), where our new collections are displayed and promoted to the market.

Marketing Strategy for Our Retail Business

In addition to the marketing activities described above, we engage in promotional and advertising activities through our retail business with both short- and long-term objectives. Our short-term objectives are to attract customers to our stores and promote sales. Our long-term objective is to build the image and visibility of our retail brands throughout the world, such as the LensCrafters and Pearle Vision brands in North America, the Sunglass Hut brand worldwide and the OPSM, Laubman & Pank and Budget Eyewear brands in Australia and New Zealand, thereby encouraging customer loyalty and repeat purchases. Oakley’s Stores and Vaults rely on similar short-term objectives. Oakley’s long-term objectives are to utilize high profile retail locations to drive brand equity and create awareness for eyewear, apparel, footwear and accessories marketed under the Oakley brand.

We believe that the product quality and service provided by our retail business contribute to our short- and long-term marketing objectives.

A considerable amount of our retail business’s marketing budget is dedicated to direct marketing activities, such as communications with customers (e.g., mailings and catalogues). Our direct marketing activities benefit from our large database of customer information and investment in customer relationships marketing technologies and skills in the United States and in Australia. Another significant portion of the marketing budget is allocated to broadcast and print media (e.g., television, radio and magazines) designed to reach the broad markets in which we operate with image-building messages about our retail business.

Trademarks, Trade Names, Patents and License Agreements

Trademarks, Trade Names and Patents

Our principal trademarks or trade names include Luxottica, Ray-Ban, Oakley, Persol, Vogue, Arnette, Revo, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, Budget Eyewear and the Oakley ellipsoid “O” and square “O” logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid “O” and square “O” logos, we do not believe that any single trademark or trade name is material to our business or results of operations. Ray-Ban products accounted for approximately 14.8 percent of our net sales in 2007. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products; identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of trademarked logos, names and other attributes on nearly all of our products.

LensCrafters has introduced several trademarked lenses in recent years that contain innovative technology, such as FeatherWates® (lightweight, thin and impact resistant lenses), DURALENS® (super scratch-resistant lenses), Invisibles® (anti-reflective lenses) and MVP Maximum View Progressives® (multi-focal lenses without visible lines). LensCrafters purchases these lenses under non-exclusive arrangements with third parties. The names of the lenses used by LensCrafters are typically trademarked, and the trademarks are typically owned by us. OPSM has trademarked several lenses in recent years that it uses in its advertising. They include Activise® for contact lenses, Active® for polycarbonate eyeglass lenses and Invisibles® for multi-coated eyeglass lenses.

We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of June 20, 2008, Oakley held a portfolio of over 600 patents worldwide that protect its designs and innovations.  Some of the most important of these patents relate to the following categories:  innovations in dual-spherical lens technology and the associated optical advances; electronically enabled eyewear; innovations in frame design and functionality; biased, articulating and dimensionally stable eyewear; and interchangeable lenses.

See Item 3 —“Key Information—Risk Factors—If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant costs to defend such rights.”

License Agreements

We have entered into license agreements to manufacture and distribute prescription frames and sunglasses with numerous designers. These license agreements have terms expiring through 2022. The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration
Burberry Limited	Burberry Burberry Black Label**	Worldwide exclusive license	December 31, 2015
Bvlgari S.p.A	Bvlgari	Worldwide exclusive license	December 31, 2010
Chanel Group	Chanel	Worldwide exclusive license	March 31, 2011 (renewable until March 31, 2014)
Club Monaco Corp.	Club Monaco	U.S. and Canada exclusive license	March 31, 2012 (renewable until March 31, 2017)
Dolce & Gabbana S.r.l	Dolce & Gabbana, D&G	Worldwide exclusive license	December 31, 2010 (renewable until December 31, 2015)
Donna Karan Studio LLC	Donna Karan, DKNY	Worldwide exclusive license	December 31, 2009 (renewable until December 31, 2014)
Gianni Versace S.p.A	Gianni Versace, Versace, Versace Sport, Versus	Worldwide exclusive license	December 31, 2012 (renewable until December 31, 2022)
Jones Investment Co. Inc	Anne Klein New York Lion Head Design AK Anne Klein	U.S. and rest of world exclusive licenses	December 31, 2009
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	February 28, 2009
Prada S.A	Prada, Miu Miu	Worldwide exclusive license	December 31, 2013 (renewable until December 31, 2018)
PRL USA The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps***	Worldwide exclusive license	March 31, 2017
Retail Brand Alliance, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2009
Salvatore Ferragamo Italia S.p.A	Salvatore Ferragamo Ferragamo	Worldwide exclusive license	December 31, 2008 (renewable until December 31, 2013)
Stella McCartney	Stella McCartney	Worldwide exclusive license	(Begins January 1, 2009) December 31, 2014 (renewable until December 31, 2019)
Tiffany & Co.	TIFFANY & CO. Tiffany	Worldwide exclusive license	December 31, 2017

*                    Retail Brand Alliance, Inc. is indirectly owned and controlled by one of our directors.

**             Japan only.

***      U.S., Canada, Mexico and Japan only.

Under these license agreements, we are required to pay a royalty which generally ranges from five percent to 14 percent of the net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts to between five and ten percent of net sales. Each licensor is responsible for the manner and form of advertising for its collection. These license agreements typically have terms ranging from three to ten years, but may be terminated early by either party for a variety of reasons, including non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, a change in control of Luxottica Group S.p.A.

Other than Dolce & Gabbana and D&G and Prada and Miu Miu (which accounted for 5.5 percent and 6.4 percent of our 2007 net sales, respectively), no single designer line accounted for more than five percent of net sales for the year ended December 31, 2007.  We believe that early termination of one or a small number of the current license agreements would not have a material adverse effect on our results of operations or financial condition. Upon any early termination of an existing license agreement, we expect that we would seek to enter into alternative arrangements with other designers to reduce any negative impact of such a termination.

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

Through our acquisition of Oakley, we produce and sell to the U.S. government, including the U.S. military, and to international governments, certain Oakley and Eye Safety Systems protective eyewear products.  As a result, our operations are subject to various regulatory requirements, including the necessity of obtaining government approvals for both new and continuing operations, U.S.-imposed embargoes of sales to specific countries, foreign import controls, expropriation of assets and various decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied.  Additionally, we could be subject to periodic audits by U.S. government personnel for contract and other regulatory compliance.

Organizational Structure

We are a holding company, and virtually all of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, Cole Licensed Brands and OPSM.  In the manufacturing and wholesale distribution segment, we operate through 11 manufacturing plants and 42 geographically-oriented wholesale distribution subsidiaries. See “—Distribution” for a breakdown of the geographic regions.

The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

Subsidiary	Country of Incorporation	Percentage of Ownership
Manufacturing
Luxottica S.r.l	Italy	100%
Luxottica Tristar (Dongguan) Optical Co.	China	100%
Distribution
Avant-Garde Optics, LLC	United States	100%
Cole Vision Corporation	United States	100%
LensCrafters, Inc.	United States	100%
Sunglass Hut Trading, LLC	United States	100%
Pearle Vision, Inc.	United States	100%
OPSM Group Limited	Australia	100%
Holding companies
Luxottica U.S. Holdings Corp.	United States	100%
Luxottica South Pacific Holdings Pty Ltd.	Australia	100%
Cole National Corporation	United States	100%
Oakley, Inc.(1)	United States	100%
Arnette Optic Illusions, Inc.	United States	100%
The United States Shoe Corporation	United States	100%

(1)             In addition to being a holding company, Oakley, Inc. is also a manufacturer and a distributor.

Property, Plants and Equipment

Our corporate headquarters is located at Via C. Cantù 2, Milan, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of April 30, 2008 is set forth below:

Location	Use	Owned/Leased	Approximate Area in Square Feet
Milan, Italy	Corporate Headquarters	Owned	61,237
Agordo, Italy(1)(2)	Administrative offices and manufacturing facility	Owned	926,200
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American retail division distribution center	Owned	183,521
Port Washington (NY), United States	U.S. corporate and wholesale headquarters and wholesale division	Owned	140,700
Foothill Ranch (CA), United States	Oakley headquarters, manufacturing, ophthalmic laboratory and distribution center	Owned	550,000
Ontario (CA), United States	Oakley eyewear, apparel and footwear distribution center	Leased	408,000
Dayton (NV), United States	Oakley manufacturing facility	Owned	63,000
Macquarie Park, Australia	Offices	Leased	61,496
Chipping Norton, Australia	Ophthalmic laboratory	Leased	60,172
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Ophthalmic laboratory, warehouse, distribution center	Leased	132,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States(2)	Ophthalmic laboratory, distribution center	Leased	121,036
Knoxville (Tennessee), United States(1)	Ophthalmic laboratory	Leased	48,880
London (Hammersmith), UK	Offices	Leased	7,400

Dongguan, China (1)(3)	Office, manufacturing facility and land	Owned	3,589,116
Fukui, Japan	Offices, distribution center	Owned	45,364
Shanghai, China	Office, distribution center and warehouse	Leased	22,927
Bhiwadi, India	Manufacturing facility, corporate offices	Owned	343,474

Rovereto, Italy(2)	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy(2)	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(2)(4)	Frame manufacturing facility	Owned	191,722
Sedico, Italy(1)	Frame manufacturing facility	Owned	342,830
Izmir, Turkey	Headquarters, offices, warehouse and frame manufacturing facility	Leased	92,750

(1)                                  Such facility is comprised of several different premises located within the same municipality.

(2)                                  Such facility was expanded during 2007.

(3)                                  In May 2007, we began expanding and improving this facility, and we are adding a total of 528,376 square feet. The estimated expenditure for such expansion and improvement is approximately Euro 5.0 million, of which Euro 4.2 million has already been paid. Following the finalization of the expansion, scheduled for July 2008, we anticipate that production capacity at the facility will increase by 20%.

(4)                                  25,963 square feet of this facility are leased.

In 2007, our manufacturing facilities produced a combined total of approximately 41.8 million prescription frames and sunglasses, of which 0.8 million were attributable to the inclusion of prescription frames and sunglasses manufactured by Oakley since the acquisition date. In 2006 and 2005, our manufacturing facilities produced a combined total of approximately 37.0 million and 28.5 million prescription frames and sunglasses, respectively.

Substantially all of our retail stores are leased.  See “—Products and Services—Retail Operations” above for more information about our retail locations and a breakdown of the geographic regions.

All of our leases expire between 2008 and 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

We believe that our current facilities (including our manufacturing capacity) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate in our retail segment principally through the key brands LensCrafters, Sunglass Hut, Pearle Vision and OPSM and our Licensed Brands (Sears Optical and Target Optical) and, since November 14, 2007, through Oakley’s retail brands. As of December 31, 2007, the retail segment consisted of 5,885 corporate store retail locations and 522 franchised locations as follows:

	North America	Europe/ Middle East	Australia / New Zealand	China / Hong Kong	Other (7)	Total
LensCrafters	951			165		1,116
Sunglass Hut and ILORI (1)	1,738	110	287	6		2,141
Pearle Vision and Licensed Brands (2)	1,815					1,815
Oakley retail locations (3)	107				39	146
OPSM Group (4)			551			551
Other (5)			32	84		116
Franchised or Licensed Locations (6)	414		108			522

	5,025	110	978	255	39	6,407

(1)             Includes Sunglass Icon locations.

(2)             Licensed brands include Sears Optical, Target Optical and BJ’s Optical (BJ’s Optical license terminated in March 2008).

(3)             Includes Oakley Stores, Oakley Vaults, The Optical Shop of Aspen and Oliver Peoples.

(4)             Includes OPSM, Laubman & Pank and Budget Eyewear.

(5)             Includes Bright Eyes.

(6)             Includes Pearle Vision, Sunglass Icon and Bright Eyes franchised and licensed locations.

(7)             Includes Oakley stores in Japan and South America.

LensCrafters, ILORI, Pearle Vision, our Licensed Brands (Sears Optical and Target Optical), as well as the retail brands we acquired with Oakley (Oakley Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples), have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM, Laubman & Pank, Budget Eyewear and Bright Eyes operate retail outlets located in Australia and New Zealand. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales.  In 2006, we began operating retail locations in mainland China and currently we have rebranded 165 locations to our premium LensCrafters brand in mainland China and Hong Kong.  Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division retail channel. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

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

As a result of our acquisition of LensCrafters in May 1995 and the subsequent expansion of our business activities in the United States through the acquisitions of the Ray-Ban business, Sunglass Hut, Pearle Vision and the Licensed Brands business and Oakley, our results of operations, which are reported in Euro, have been rendered more susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S.$1.2444 in 2005 to Euro 1.00 = U.S.$1.2553 in 2006 to Euro 1.00 = U.S.$1.3705 in 2007. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—“Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity” and Item 3—“Key Information—Risk Factors—If the Euro continues to strengthen relative to certain other currencies, our profitability as a consolidated group will suffer.”

The Oakley Merger

On November 14, 2007, we completed the merger with Oakley, for a total purchase price of approximately U.S.$2.1 billion. In accordance with the terms of the merger agreement, Oakley’s outstanding shares of common stock were converted into the right to receive U.S.$29.30 per share in cash and Oakley became an indirect wholly-owned subsidiary of Luxottica.  The merger was accounted for as a business combination for accounting purposes.  For additional information, see Note 5 to our Consolidated Financial Statements included in Item 18 of this annual report.

We believe that our combination with Oakley will:

•	leverage our brand portfolio through global exposure for all Oakley owned and licensed brands and by selectively applying active lifestyle and account merchandising optimization;

•	strengthen our international sales through significant opportunities in Europe and emerging markets, complementary sales structures in many different markets and the realization of economies of scale;

•

strengthen our trade channels through Oakley’s experience in the active lifestyle and sports performance channels and Luxottica’s experience in the optical channel, as well as through the global key account management and department store dedicated structure;

•

strengthen our retail operations through the optimization of sales of all our brands through Luxottica’s and Oakley’s retail chains and improved consumer reach through enhanced positioning of sun retail brands;

•

combine Luxottica’s and Oakley’s areas of expertise, developing Oakley’s women’s and prescription eyewear offerings as a result of Luxottica’s expertise, blending performance and luxury/fashion, creating new eyewear solutions to serve new customer needs and applying Oakley brand-building and grass-roots marketing approaches to other portfolio brands;

•	improve lens technology through the extension of Oakley’s best-in-class research and development capabilities, new opportunities in prescription sun lenses and sourcing benefits; and

•	strengthen our sourcing through greater scale, new worldwide opportunities and a faster time to market.

In connection with the acquisition, we increased our outstanding debt by approximately U.S. $2.2 billion.

Since the consummation of the acquisition, we have begun to implement our strategic integration plan with respect to Oakley.  We immediately launched a full portfolio of project tasks, with specific objectives, dedicated joint teams and designated accountabilities to address key integration and synergy areas, with direct significant involvement of our top management.

We expect that our integration with Oakley will result in synergies in the following areas:

•       international wholesale development;

•       developments related to specific brands (especially Revo and Arnette);

•       sourcing retail operations synergies in the key markets of North America and Asia-Pacific; and

•       general and administrative expenses.

Currently, all integration project activities are proceeding substantially according to the plan. In particular, specific integration tasks have been completed, including the integration of the retail operations in North America, the integration of the Oakley dedicated sales force and marketing within the Luxottica commercial infrastructure in selected European countries and joint sourcing initiatives, while others are in the implementation or detailed planning phase and are expected to be executed within the planned timeframe.

We expect that the transaction will result in approximately Euro 100 million per year in operating synergies within three years of the completion of the merger, driven by revenue growth and efficiencies.  We expect to realize approximately Euro 20 million, Euro 60 million and Euro 100 million of operating synergies in 2008, 2009 and 2010, respectively.  We are currently on schedule to realize the initial estimate of such operating synergies. In addition, we anticipate incurring approximately Euro 30 million in one-time charges related to the acquisition and integration, spread out over a two-year period, beginning in 2008.

The primary factors that may influence our ability to execute our integration plans and realize the anticipated cost savings include:

•       difficulty in integrating the newly-acquired business and operations in an efficient and effective manner;

•       inability to achieve strategic objectives, cost savings and other benefits from the acquisition;

•       the loss of key employees of the acquired business;

•       the diversion of the attention of senior management from our operations;

•       liabilities that were not known at the time of acquisition or the need to address tax or accounting issues;

•       difficulty integrating Oakley’s human resources systems, operating systems, inventory management systems, and assortment planning systems with our systems; and

•       the cultural differences between our organization and Oakley’s organization.

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

Revenue is recognized when it is realized or realizable and earned. Revenue is considered to be realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

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

As of January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 to our Consolidated Financial Statements included in Item 18 of this annual report for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.  This information is subject to change due to subsequent tax audits, lapse of open tax periods as well as various other factors.

Inventories

Our manufactured inventories were approximately 66.2 percent and 66.7 percent of total frame inventory for 2007 and 2006, respectively. All inventories at December 31, 2007 were valued using the lower of cost, as determined under a weighted-average method, or market. Inventories are recorded net of allowances for possible losses.  These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2007, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 3.9 billion or approximately 54.6 percent of total assets.

As acquisitions are an important element of our growth strategy, valuations of the assets acquired and liabilities assumed on the acquisition dates could have a significant impact on our future results of operations.  Fair values of those assets and liabilities on the date of the acquisition could be based on estimates of future cash flows and operating conditions for which the actual results may vary significantly.  This may lead to, among other items, impairment charges and payment of liabilities different than amounts originally recorded, which could have a material impact on future operations.

SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), sets forth requirements relating to accounting for ongoing intangibles. Under SFAS No. 142, goodwill and intangible assets deemed to have an indefinite life are no longer amortized in the same manner as under the previous standards, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years.

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

Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging  Activities–an amendment of FASB Statement No. 133  (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently assessing the impact of SFAS 161.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51, establishing new accounting and reporting standards for noncontrolling interests (formally known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. Among its key changes, SFAS 160 provides that noncontrolling interests will be recorded as a component of equity, that the consolidated income statements and statements of comprehensive income will be adjusted to include the noncontrolling interest and that certain disclosures are to be updated.  The statement is effective for the fiscal years and interim periods within those years beginning on or after December 15, 2008.  Earlier adoption is prohibited.  We have minority interests in certain subsidiaries and as such are currently evaluating the effect of adoption.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations-Revised (“SFAS 141(R)”), which revises SFAS 141. The significant changes include a change from the “cost allocation process” to determine the value of assets and liabilities to a full fair value measurement approach. In addition, acquisition-related expenses will be expensed as incurred and not included in the purchase price allocation, and contingent liabilities will be separated into two categories - contractual and non-contractual – and accounted for based on the category into which the contingency falls. This statement applies prospectively and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008.  Since it will be applied prospectively, it will not have an effect on the current financial statements; however, since we participate in numerous business combinations annually, we believe this statement after the adoption date will have a significant effect on future operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, which allows us to record at fair value financial assets and liabilities, with any changes being recorded in earnings.  This can be done on an instrument-by-instrument basis in most circumstances, is irrevocable after election for that instrument and must be applied to the entire instrument.  The adoption of such standard is effective for fiscal years beginning after November 15, 2007 and is not expected to have a material effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which establishes a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require new fair value measurements but clarifies the definition, method and disclosure requirements of previously issued standards that address fair value measurements. Additionally, in February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2 (“FSP 157-2”), which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 and interim periods with those fiscal years for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until January 1, 2009 for calendar year-end entities. We will adopt this Statement except as it applies to nonfinancial assets and liabilities as noted in FSP 157-2 beginning in fiscal year 2008. We are currently evaluating the effect that the adoption of SFAS No. 157, as it relates to nonfinancial assets and liabilities, will have on our results of operations, financial position or cash flows.

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

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	Year Ended December 31,
	2007	2006(1)	2005(1)
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	31.7	31.8	33.2
Gross Profit	68.3	68.2	66.8
Operating Expenses:
Selling and Advertising	41.7	41.7	42.5
General and Administrative	9.8	10.4	10.3
Total	51.5	52.0	52.7
Income From Operations	16.8	16.2	14.1
Other Income (Expense)—Net	(1.1)	(1.7)	(1.0)
Provision For Income Taxes	(5.5)	(5.1)	(4.8)
Minority Interests in Income of Consolidated Subsidiaries	(0.3)	(0.2)	(0.2)
Net Income From Continuing Operations	9.9	9.2	8.0
Discontinued Operations	0.0	(0.1)	0.3
Net Income	9.9	9.1	8.3

(1)            Results of Things Remembered, our former specialty gift business, which was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006 and 2005.

For additional financial information by operating segment and geographic region, see Note 13 to our Consolidated Financial Statements included in Item 18 of this annual report.

Comparison of the fiscal year ended December 31, 2007 to the fiscal year ended December 31, 2006

Net Sales. Net sales increased by Euro 289.9 million, or 6.2 percent, to Euro 4,966.1 million during 2007 from Euro 4,676.2 million in 2006. Of such increase, Euro 87.0 million is attributable to the inclusion of net sales of Oakley for the period from November 14, 2007, which was the date of the closing of the Oakley acquisition (“acquisition date”), until the end of the year. The remaining increase in net sales primarily resulted from the strong performance of the manufacturing and wholesale segment, which was partially offset by Euro 36.7 million in negative currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct our business, particularly the U.S. dollar.

Net sales in the retail segment decreased by Euro 31.9 million, or 1.0 percent, to Euro 3,262.3 million in 2007 from Euro 3,294.2 million in 2006. The decrease in net sales for the period is primarily attributable to the strengthening of the Euro, mainly versus the U.S. dollar, which decreased net sales for the period by Euro 250.1 million. The net decrease in sales created by the foreign currency fluctuations offset the growth in net sales in 2007 mainly due to the following: (i) a Euro 28.5 million increase attributable to the inclusion of Oakley’s net sales related to its retail operations for the period from the acquisition date; (ii) a 0.2 percent increase in same-store sales; (iii) the addition of Euro 15.4 million in sales from the approximately 70 new Canadian retail stores which were acquired in June 2006, and therefore owned for only a portion of 2006; (iv) the addition of Euro 44.5 million in sales from approximately 90 new U.S. retail stores which were acquired in February 2007; and (v) a Euro 62.9 million increase in net sales from the “Asia-Pacific” retail business, of which Euro 15.8 million in net sales was due to the newly acquired stores in China and the remaining amount was mainly attributable to sales growth in Asia-Pacific.

Net sales to third parties in the manufacturing and wholesale segment increased by Euro 321.8 million, or 23.3 percent, to Euro 1,703.8 million in 2007 from Euro 1,382.0 million in 2006. Of such increase, Euro 58.5 million is attributable to the inclusion of Oakley net sales for the period from the acquisition date, and the remaining increase was mainly attributable to increased sales of our Ray-Ban brand as well as the continued success of sales of branded products of our designer lines, such as Prada, Dolce & Gabbana, Versace and Bvlgari, and the launch of new products from our license agreements with Burberry and Ralph Lauren. These increases occurred primarily in the European and North American markets, which, together, accounted for approximately 78.1 percent and 78.5 percent of our net sales to third parties in our manufacturing and wholesale segment in 2007 and 2006, respectively. This increase was partially offset by the strengthening of the Euro, mainly versus the U.S. dollar, which decreased net sales by Euro 46.5 million.

During 2007, net sales in the retail segment accounted for approximately 65.7 percent of total net sales, as compared to approximately 70.4 percent of net sales in 2006. This decrease in retail net sales as a percentage of total net sales is primarily attributable to a significant increase in net sales to third parties in our manufacturing and wholesale segment, which grew by 23.3 percent in 2007, and to negative currency effects, which primarily affected net sales in the retail segment, which are primarily concentrated in North America, Australia and China, where the Euro is not the functional currency.

On a geographic basis, which includes Oakley from the date of acquisition, combined retail and manufacturing and wholesale operations in the United States and Canada comprised 61.5 percent, or Euro 3,053.6 million, of total net sales in 2007, which decreased as compared to net sales in the United States and Canada of Euro 3,076.4 million in 2006, mainly due to the negative impact of the strengthening of the Euro compared to the U.S. dollar. Net sales for operations in Asia-Pacific comprised 11.8 percent of total net sales and totaled Euro 584.2 million in net sales during 2007, as compared to Euro 498.4 million in 2006, which represented a 17.2 percent increase in net sales, mainly due to the newly acquired stores in China. Net sales for the rest of the world comprised 26.7 percent of total net sales and accounted for Euro 1,328.3 million of net sales during 2007, which represented an increase in net sales of Euro 226.9 million or 20.6 percent as compared to 2006. The increase in net sales for the rest of the world was primarily attributable to strong performance in almost all major European markets.

During 2007, net sales to third parties in our manufacturing and wholesale segment in Europe comprised 59.9 percent of our total net sales in this segment and experienced an increase of 20.2 percent from Euro 849.8 million in 2006 to Euro 1,021.1 million in 2007. Net sales to third parties in our manufacturing and wholesale segment in the United States and Canada comprised 18.1 percent of our total net sales in this segment in 2007 and experienced an increase in its local currency of 44.6 percent from U.S.$295.5 million in 2006 to U.S.$427.2 million in 2007. In Euro, net sales in the United States and Canada increased by 31.3 percent because the local currency increase was offset by the strengthening of the Euro compared to the U.S. dollar. Net sales to third parties in our manufacturing and wholesale segment in the rest of the world comprised 21.9 percent of our total net sales in this segment and experienced an increase of 25.9 percent from Euro 296.8 million in 2006 to Euro 373.5 million in 2007.

During 2007, net sales in the retail segment in the United States and Canada comprised 84.1 percent of our total net sales in this segment. In Euro, net sales in the United States and Canada decreased by 3.4 percent because the local currency increase was offset by the strengthening of the Euro compared to the U.S. dollar. In U.S. dollars, retail net sales in the United States and Canada experienced an increase of 5.5 percent from U.S.$3,566.4 million in 2006 to U.S.$3,763.7 million in 2007. Net sales in the retail segment in the rest of the world comprised 15.9 percent of our total net sales in this segment and experienced an increase of 14.3 percent from Euro 453.2 million in 2006 to Euro 517.9 million in 2007.

Cost of Sales. Cost of sales increased by Euro 87.9 million, or 5.9 percent, to Euro 1,575.6 million in 2007, from Euro 1,487.7 million in 2006, primarily attributable to our overall sales growth and the inclusion of Oakley’s cost of sales for the period from the acquisition date of Euro 37.6 million. As a percentage of net sales, cost of sales decreased to 31.7 percent in 2007, as compared to 31.8 percent in 2006. In 2007, excluding the frames manufactured at our acquired Oakley facilities, the average number of frames produced daily in our facilities increased to approximately 175,800, as compared to 154,900 in 2006, which was attributable to increased production in both the Italian and Chinese manufacturing facilities.

Gross Profit. Our gross profit increased by Euro 202.0 million, or 6.3 percent, to Euro 3,390.4 million in 2007 from Euro 3,188.5 million in 2006, of which Euro 49.3 million is attributable to the inclusion of Oakley’s gross profit for the period from the acquisition date. As a percentage of net sales, gross profit increased to 68.3 percent in 2007 from 68.2 percent in 2006.

Operating Expenses. Total operating expenses increased by Euro 124.7 million, or 5.1 percent, to Euro 2,557.1 million in 2007 from Euro 2,432.5 million in 2006, of which Euro 45.6 million is attributable to the inclusion of Oakley’s operating expenses for the period from the acquisition date. As a percentage of net sales, operating expenses decreased to 51.5 percent in 2007 from 52.0 percent in 2006 primarily due to the maintenance of strong cost controls in our manufacturing and wholesale segment.

Selling and advertising expenses (including royalty expenses) increased by Euro 120.8 million, or 6.2 percent, to Euro 2,069.3 million in 2007 from Euro 1,948.5 million in 2006, primarily due to increases in sales, for which we were required to pay additional commissions to sales associates and royalty expenses to designers of our licensed brands of Euro 65.7 million and Euro 25.1 million, respectively. Euro 28.7 million of the increase is attributable to the inclusion of Oakley’s selling and advertising expenses (including royalty expenses) for the period from the acquisition date. As a percentage of net sales, selling and advertising expenses remained flat at 41.7 percent both in 2007 and in 2006.

General and administrative expenses, including intangible asset amortization, increased by Euro 3.8 million, or 0.8 percent, to Euro 487.8 million in 2007 from Euro 484.0 million in 2006, primarily due to an increase of Euro 16.9 million attributable to the inclusion of Oakley general and administrative expenses, including intangible asset amortization, for the period from the acquisition date and was partially offset by a one time gain of Euro 20.0 million due to a real estate sale in Milan, Italy in May. As a percentage of net sales, general and administrative expenses decreased to 9.8 percent in 2007 from 10.4 percent in 2006.

Income from Operations. For the reasons described above, income from operations in 2007 increased by Euro 77.3 million, or 10.2 percent, to Euro 833.3 million from Euro 756.0 million in 2006, of which Euro 3.7 million is attributable to the inclusion of Oakley’s income of operations for the period from the acquisition date. As a percentage of net sales, income from operations increased to 16.8 percent in 2007 from 16.2 percent in 2006. Income from operations without the one-time gain from the real estate sale described in the previous paragraph would have been equal to Euro 813.3 million, or 16.4 percent of net sales, with an increase of Euro 57.3 million, or 7.6 percent, as compared to 2006.

Other Income (Expense) – Net. Other income (expense) - net was Euro (52.6) million in 2007 as compared to Euro (77.8) million in 2006, of which Euro (10.9) million is attributable to the inclusion of Oakley’s other income (expense) - net for the period from the acquisition date. This decrease in net expense is mainly attributable to a net realized and unrealized foreign exchange transaction and remeasurement gain in 2007 as compared to a loss in 2006. Net interest expense was Euro 72.4 million in 2007 as compared to Euro 60.8 million in 2006, attributable to an increase in outstanding indebtedness.

Net Income from Continuing Operations. Income before taxes increased by Euro 102.5 million, or 15.1 percent, to Euro 780.7 million in 2007 from Euro 678.2 million in 2006, despite the inclusion of Oakley’s income before taxes for the period from the acquisition date of Euro (7.2) million. We expect Oakley in future periods to have a positive impact on net income from continuing operations. As a percentage of net sales, income before taxes increased to 15.7 percent in 2007 from 14.5 percent in 2006. Minority interests increased to Euro 15.0 million in 2007 from Euro 8.7 million in 2006. Our effective tax rate was 35.0 percent in 2007, as compared to 35.2 percent in 2006.

Net income from continuing operations increased by Euro 61.5 million, or 14.3 percent, to Euro 492.2 million in 2007 from Euro 430.7 million in 2006, despite the inclusion of Oakley’s net income for the period from the acquisition date of Euro (4.7) million. Net income from continuing operations as a percentage of net sales increased to 9.9 percent in 2007 from 9.2 percent in 2006.

Basic earnings per share from continuing operations were Euro 1.08 in 2007 as compared to Euro 0.95 in 2006. Diluted earnings per share from continuing operations were Euro 1.07 in 2007 as compared to Euro 0.94 in 2006.

Discontinued Operations. Discontinued operations resulted in a loss in 2006 mainly due to the seasonal nature of the operations of the discontinued Things Remembered business, in which substantially all operational profits were realized during the second and fourth quarters. The operations were sold before the fourth quarter of 2006.

Net Income. Net income increased by Euro 67.9 million, or 16.0 percent, to Euro 492.2 million in 2007 from Euro 424.3 million in 2006. Net income as a percentage of net sales increased to 9.9 percent in 2007 from 9.1 percent in 2006.

Basic earnings per share were Euro 1.08 in 2007 as compared to Euro 0.94 in 2006. Diluted earnings per share were Euro 1.07 in 2007 as compared to Euro 0.93 in 2006.

Comparison of the fiscal year ended December 31, 2006 to the fiscal year ended December 31, 2005

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

Net sales in the retail segment increased by 7.6 percent to Euro 3,294.2 million for 2006 from Euro 3,061.7 million in 2005. Euro 208.1 million of this increase was attributable to the positive performance of the North American retail operations primarily due to: (i) a 7.1 percent increase in same-store sales; and (ii) the addition of U.S.$26.7 million in sales from the approximately 70 new Canadian retail outlets which were acquired in June 2006, which was partially offset by a negative exchange rate effect of Euro 25.0 million. An additional Euro 20.2 million of the increase was attributable to an increase in net sales in the Asia-Pacific retail business, primarily due to Euro 11.3 million in additional net sales contributed by the newly acquired stores in China.

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

Cost of Sales. Cost of sales increased by 8.3 percent to Euro 1,487.7 million in 2006, from Euro 1,373.1 million in 2005, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales decreased to 31.8 percent from 33.2 percent.  This decrease as a percentage of net sales was primarily attributable to the change in sales mix resulting from increased sales of our Ray-Ban brand and sales of branded products of our designer lines, Prada, Bvlgari and Dolce & Gabbana, which carry a higher gross margin than other lines, increased efficiency in our manufacturing facilities leveraging the fixed cost structure to produce more frames, and increased production to cover the additional demand for our products. In 2006, the average number of frames produced daily in Luxottica’s facilities was approximately 154,900 as compared to 115,000 for the same period of 2005, attributable to increased production in the Tristar facility, as well as improved productivity in our Italian factories.

Gross Profit. For the reasons described above, gross profit increased by 15.5 percent to Euro 3,188.5 million in 2006 from Euro 2,761.2 million in 2005. As a percentage of net sales, gross profit increased to 68.2 percent in 2006 from 66.8 percent in 2005, primarily due to the increase in gross profit of the manufacturing and wholesale segment.

Operating Expenses. Total operating expenses increased by 11.6 percent to Euro 2,432.5 million in 2006 from Euro 2,179.8 million in 2005. As a percentage of net sales, operating expenses decreased to 52.0 percent in 2006 from 52.7 percent in 2005 primarily attributable to the increase in net sales while maintaining strong cost controls in both our manufacturing and wholesale and our retail segments.

Selling and advertising expenses (including royalty expenses) increased by 11.0 percent to Euro 1,948.5 million in 2006, from Euro 1,755.5 million in 2005, primarily due to increased net sales. As a percentage of net sales, selling and advertising expenses decreased to 41.7 percent in 2006 from 42.5 percent in 2005, primarily attributable to a reduced commissions percentage relative to sales earned by the wholesale sales force and to lower store costs in the North American retail business leveraging the fixed cost store structure by an increase in same store sales. As we integrate the newly acquired stores in both Canada and China, we expect to further realize a reduction in selling expenses as a percentage of sales.

General and administrative expenses, including intangible asset amortization, increased by 14.1 percent to Euro 484.0 million in 2006 from Euro 424.3 million in 2005. This includes approximately Euro 48.0 million of expense relating to stock options expensed in accordance with SFAS No. 123(R), which we adopted on January 1, 2006, as compared to Euro 22.7 million in 2005 (calculated according to APB 25).  As a percentage of net sales, general and administrative expenses increased to 10.4 percent in 2006 from 10.3 percent in 2005.

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

Taxes

Our effective tax rates for the fiscal years ended December 31, 2007, 2006 and 2005 were approximately 35.0 percent, 35.2 percent and 37.0 percent, respectively. For fiscal year 2007, we received a tax benefit of 5.3 percent related to the business reorganization of certain Italian companies resulting in the release of deferred tax liabilities, which was partially offset by an increase of 2.1 percent in our 2007 tax liability due to the change in the Italian statutory tax rates. For fiscal year 2006, the tax rate included the results from the adoption of a change in the tax law in Australia, which introduced a tax consolidation regime for wholly-owned group entities. The tax consolidation rules effectively pushed down the cost of acquiring an entity (or group of entities) to the assets that the entity (or group) owns. This results in the resetting of the cost basis of the assets for tax purposes and, for OPSM, in the related increases in fixed assets and intangibles as of the date of tax consolidation in December 2006, when OPSM filed its consolidated 2005 tax return, providing a one-time permanent benefit to the tax provision. For fiscal year 2005, we received a net permanent benefit caused by our compliance with an Italian law that allows for the step up in tax basis of certain intangible assets, which benefit offset the aggregate effect of different rates in foreign jurisdictions.

Liquidity and Capital Resources

Cash Flows

Operating Activities.  The Company’s cash provided by operating activities was Euro 342.8 million, Euro 603.3 million and Euro 605.7 million for 2007, 2006 and 2005, respectively. The Euro 260.5 million decrease in 2007 as compared to 2006 was primarily attributable to advance payments from us of U.S.$199.0 million to a certain designer for future contracted minimum royalties in January 2007 and to payments for income taxes which in 2007 generated a cash out-flow of approximately Euro 92.1 million in 2007. The Euro 2.4 million decrease in 2006 as compared to 2005 was primarily attributable to increased net income, partially offset by advance payments we made to a certain designer for future contracted minimum royalties, increases in accounts receivable and inventory and tax payments to comply with an Italian tax law allowing for the step-up in tax basis of certain intangible assets.

Depreciation and amortization were Euro 232.8 million in 2007 as compared to Euro 220.8 million in 2006. This increase was primarily attributable to increased fixed assets due to the acquisition of new stores that occurred in 2007, new investments (mainly leasehold improvements) in the wholesale segment and the acquisition of Oakley, which accounted for a Euro 7.7 million increase from the acquisition date.

Deferred taxes were Euro 45.0 million in 2007 as compared to Euro 72.5 million in 2006. This decrease was primarily attributable to the reorganization of certain Italian subsidiaries which resulted in the release of deferred tax liabilities, partially offset by the increase in our 2007 tax liability due to the change in the Italian statutory tax rates, which resulted in the reduction of deferred tax assets. Non-cash stock-based compensation expenses were Euro 42.1 million as compared to Euro 48.0 million in 2006. The decrease was primarily attributable to the completion in 2006 of the vesting period of the 2004 performance plan (expenses associated with this plan were none in 2007 and Euro 24.5 million in 2006), partially offset by the recognition of a full year of expense for the two 2006 performance plans granted in the second half of 2006 (expenses associated with these plans were Euro 34.1 million in 2007 and Euro 17.6 million in 2006). The lower increase in accounts receivable of Euro 55.7 million in 2007 as compared to Euro 83.1 million in 2006 was mainly due to the improvement of DSO (days of sale outstanding) in the wholesale segment. The inventory increase of Euro 41.9 million in 2007 (Euro 27.7 million in 2006) was mainly due to the growth in the inventory level caused by the slowdown in net sales experienced in the last months of the year. The decrease in accounts payable by Euro 31.0 million in 2007 was mainly caused by an improvement in the payment terms negotiated in 2006 with some vendors which accounted for the 2006 increase in accounts payable. Accrued expenses and other were Euro 9.4 million in 2007 as compared to Euro 25.2 million in 2006. The decrease was mainly due to the discontinuance in 2006 of the extended warranty sold separately by the retail division in North America. The decrease in income tax payable of Euro 92.1 million (increase of Euro 5.9 million in 2006) was primarily attributable to the timing of tax payments executed in 2007 as compared to 2006.

Investing Activities.  The Company’s cash used in investing activities was Euro 1,800.0 million, Euro 263.7 million and Euro 166.4 million in 2007, 2006 and 2005, respectively. The increase of Euro 1,536.3 million in 2007 as compared to 2006 was primarily attributable to the acquisition of Oakley which occurred in November 2007, for a total purchase price of US $2.1 billion, partially offset by the sale of Things Remembered, which occurred in 2006 and which generated a cash inflow of approximately Euro 128 million in 2006. Total 2007 acquisitions, net of the acquired cash and cash equivalents, generated a cash outflow of Euro 1,491.1 million and was mainly due to the Oakley acquisition, as well as the acquisition of the D.O.C Optics optical retail business for approximately Euro 83.7 million (U.S.$110.2 million) in cash, the acquisition of two specialty sun chains in South Africa, for approximately Euro 10 million and some other minor acquisitions in the retail segment in Australia and New Zealand. Total 2006 acquisitions, net of acquired cash and cash equivalents, generated a cash outflow of Euro 134.1 million, mainly due to the acquisition of Shoppers Optical, a Canadian-based optical chain, for approximately Euro 48.7 million, the acquisition of Beijing Xueliang Optical Technology Co. Ltd. for approximately Euro 17.0 million, the acquisition of Ming Long Optical for approximately Euro 29.0 million and the acquisition of Modern Sight Optics for approximately Euro 14.0 million.

Our capital expenditures were Euro 334.8 million in 2007 as compared to Euro 272.2 million in 2006. The increase was primarily attributable to the investment in manufacturing facilities for the wholesale division and the opening, remodeling and relocation of stores in the retail division. Capital expenditures were Euro 49.7 million in the three-month period ended March 31, 2008. We believe that 2008 annual capital expenditures will be approximately Euro 300.0 million, in addition to investments for any acquisitions. We will pay for these future capital expenditures with our currently available borrowing capacity and available cash.

Cash received from disposals of property, plant and equipment was Euro 29.7 million in 2007 as compared to Euro 21.6 million in 2006. Cash provided by the disposal of fixed assets is primarily attributable to the sale of a building located in Milan in May 2007. Acquisitions of intangible assets resulted in a use of cash of Euro 3.9 million in 2007 compared to Euro 1.1 million in 2006.

Financing Activities. The Company’s cash generated from/(used in) financing activities was Euro 1,427.2 million, Euro (349.9) million and Euro (350.0) million in 2007, 2006 and 2005, respectively. Cash generated from financing activities in 2007 consisted primarily of the proceeds of Euro 2,145.4 million from debt incurred for the acquisition of Oakley and for long-term repayments of maturing debt. Cash used in financing activities in 2006 consisted primarily of the proceeds of Euro 84.1 million from long term debt which were used to partially repay long-term maturing debt.  Cash used in financing activities for 2005 consisted primarily of net long-term repayments on maturing debt of approximately Euro 254.4 million. Dividends paid to our shareholders in 2007, 2006 and 2005 were Euro 191.1 million, Euro 131.4 million and Euro 103.5 million, respectively.

Our Indebtedness

We manage our financing requirements by maintaining an adequate level of liquidity and committed and uncommitted financing facilities.  To this end, we take a series of actions to ensure compliance with these financing requirements.  In particular:

•                          Our treasury department monitors our cash flow forecast in conjunction with our liquidity and financing credit lines;

•                          We utilize debt instruments and other credit lines in order to obtain funding for our operations;

•                          We maintain adequate access to liquidity in our bank accounts;

•                          We monitor our liquidity risk in order to avoid unacceptable concentrations of such risk.

Our debt agreements contain certain covenants, including covenants that restrict our ability to incur additional indebtedness. We do not currently expect to require any additional financing that would require us to obtain consents or waivers of any existing restrictions on additional indebtedness set forth in our debt agreements.

Our credit facilities contain certain financial covenants including ratios of Net Financial Position (“NFP”) (as defined in the agreements) to shareholders’ equity, NFP to EBITDA (earnings before interest, taxes and depreciation as defined in the agreements) and EBITDA to net financial charges (as defined in the agreements).  As of March 31, 2008, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur, such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

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

Group total indebtedness was Euro 2,871.8 million as of December 31, 2007. Available additional borrowings under credit facilities as of such date were Euro 474.0 million.

The U.S.$300 Million Senior Unsecured Guaranteed Notes and the DB Swaps

On September 3, 2003, Luxottica U.S. Holdings Corp. (“U.S. Holdings”) closed a private placement of U.S.$300 million of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes required annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company’s wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings’s option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of December 31, 2007, the Company was in compliance with all of its applicable covenants, including calculations of financial covenants when applicable.

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

The Euro 200 Million Credit Facility with Banca Intesa and Related Interest Rate Swaps

In September 2003, the Company entered into a credit facility with Banca Intesa S.p.A. of Euro 200 million. The credit facility included a Euro 150 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (5.315 percent on December 31, 2007). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of December 31, 2007, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.988 percent on December 31, 2007). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of March 31, 2008, the Company was in compliance with all of its applicable covenants, including calculations of financial covenants when applicable. Under this credit facility, Euro 85 million was outstanding as of December 31, 2007.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million, which began to decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.45 percent per annum.

The Amended Euro 1,130 Million and U.S.$325 Million Credit Facility and Related Interest Rate Swaps

On June 3, 2004, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S.$325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S.$325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National.  Amounts borrowed under Tranche B will mature in March 2012. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2012. On December 31, 2007, U.S.$645 million (Euro 441.7 million) had been drawn from Tranche C by U.S. Holdings and U.S.$185 million (Euro 125.7 million) by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and accruing on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2007 was 4.976 percent for Tranche A, 5.449 percent for Tranche B and 5.239 percent for Tranche C amounts borrowed in U.S. dollars. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2008. Under this credit facility, Euro 1,059.9 million was borrowed as of December 31, 2007.  In February 2008, we exercised an option included in the amendment to extend the maturity date of Tranches B and C to March 2013.  For additional information, see Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks, which began to decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.48 percent per annum.

During the fourth quarter of 2007, the Group entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S.$325 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100 million. The final maturity of the credit facility was June 1, 2007. We repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18-month credit facility consists of a revolving loan that provided borrowing availability of up to Euro 100 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of December 31, 2007,

Euro 100 million was borrowed under this credit facility. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (4.980 percent on December 31, 2007). The Company can select interest periods of one, three or six months. The final maturity of the credit facility is December 3, 2008.

The U.S.$1,500 Million Credit Facility, U.S.$500 Million Bridge Loan and Related Interest Rate Swaps

To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S.$2.0 billion. The term loan facility is a five-year term loan of U.S.$1.5 billion, with options to extend the maturity on two occasions for one year each time. The Mandated Lead Arrangers and Bookrunners for the term loan are Intesa San Paolo S.p.A., The Royal Bank of Scotland plc, UniCredit Markets and Investment Banking (acting through Bayerische Hypo – und Vereinsbank AG – Milan Branch) (acting also as Facility Agent) and Citigroup N.A. (acting also as Documentation Agent). The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S.$1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S.$500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group’s ratio of debt to EBITDA, except for the period between the date of the first utilization date and the calculation of the covenants for the first six months of 2008, for which the spread is fixed at 40 basis points. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.40 percent (5.503 percent for Facility D and 5.458 percent for Facility E on December 31, 2007). The final maturity of the credit facility is October 12, 2012.  This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2008. U.S.$1.5 billion was borrowed under this credit facility as of December 31, 2007.

During the fourth quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S.$500 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

The short term bridge loan facility is for an aggregate principal amount of U.S.$500 million. This facility is underwritten by Bank of America Securities Limited and UniCredit Market and Investment Banking (acting through Bayerische Hypo – und Vereinsbank AG – Milan Branch). Interest accrues on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent (5.208 percent on December 31, 2007). The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to this facility. The terms of such amendment agreement among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, and provide for a final maturity date that is eighteen (18) months from the effective date of the agreement.

The Euro 250 Million Revolving Credit Facility

On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary U.S. Holdings, with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders.  The final maturity of the credit facility is May 29, 2013. The credit facility is a Euro 250 million revolving facility, which will require repayment of equal quarterly instalments of principal of Euro 30 million starting August 29, 2011 and a last repayment of Euro 40 million on the final maturity date. Interest accrues at Euribor (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement.

Our Working Capital

Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
	2007	2006	2005
	(In millions of Euro)
Current Assets	1,910.6	1,493.5	1,604.6
Current Liabilities	(2,159.2)	(1,425.3)	(1,235.7)
Working Capital	(248.6)	68.2	368.9

The increase in working capital in 2005 reflects the repayment of maturing debt and the refinancing of current debt maturities with long-term debt.  In 2007 and 2006, working capital decreased due to an increase in the current portion of long-term debt scheduled to mature in 2008 and 2007, respectively.

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

We use, from time to time, derivative financial instruments, principally interest rate and currency swap agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates and interest rates. Although we have not done so in the past, we may enter into other derivative financial instruments when we assess that the risk can be hedged effectively.

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

The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases and minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2007. The table does not include pension liabilities. Our pension plans are discussed in Note 10 to our Consolidated Financial Statements included in Item 18 of this annual report.

	Payments Due by Period
				After
(in millions of Euro)			3 to 5	5
Contractual Obligations	1 Year	1 to 3 Years	Years	Years	Total
Long-Term Debt and Current Maturities(1)(2)	792.6	279.1	1,646.9	0.5	2,719.1
Interest Payments(3)	87.9	131.5	83.8	—	303.2
Operating Leases	240.9	395.7	260.0	328.1	1,224.7
Minimum Royalty Arrangements	85.5	154.7	89.4	128.5	458.1
Long-Term Purchase Commitments	4.6	12.0	1.5	—	18.1
Endorsement Contracts	5.9	3.2	0.3	—	9.4
Total	1,217.4	976.2	2,081.9	457.1	4,732.6

(1)

As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2007. In addition, the above table does not take into account the February 2008 extension of the Amended Euro 1,130 Million and U.S.$325 Million Credit Facility as described above.

(2)

The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 0.9 million (less than 1 year) and Euro 0.9 million (1 to 3 years).

(3)

These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2007 and assume that we make all scheduled principal payments as they mature.

At December 31, 2007, we had available funds of approximately Euro 291.4 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. In addition, certain U.S. subsidiaries obtained various letters of credit from banks outstanding of Euro 30.9 million as of December 31, 2007. Most of these letters of credit are used as security in risk management contracts or store leases. Most contain annual evergreen clauses under which they are automatically renewed unless the bank is notified of non-renewal. As of December 31, 2007, substantially all of our outstanding letters of credit mature within one year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Board of Directors of Luxottica Group S.p.A. currently consists of 14 members, each of whom was appointed at the shareholders’ meeting held on June 14, 2006.

The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ended December 31, 2008.

Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A.:

		Senior Manager (1) or
		Director (2)
Name	Age	Since	Position
Leonardo Del Vecchio	72	1961	Chairman of the Board of Directors
Andrea Guerra	42	2004	Chief Executive Officer and Director
Enrico Cavatorta	46	1999/2003	Chief Financial Officer and Director
Roberto Chemello	53	1979	Group Operations Director and Director
Luigi Francavilla	70	1968	Group Product and Design Director and Deputy Chairman
Roger Abravanel	61	2006	Director
Tancredi Bianchi	79	1990	Director
Mario Cattaneo	77	2003	Director
Claudio Costamagna	52	2006	Director
Claudio Del Vecchio	50	1978	Director
Sergio Erede	67	2004	Director
Sabina Grossi	42	2003	Director
Gianni Mion	62	2004	Director
Lucio Rondelli	83	1990	Director
Colin Baden	45	1999	President, Oakley
Frank Baynham	54	1987	Executive V.P. and General Manager LensCrafters, Retail N.A.
Chris Beer	41	2003	Chief Operating Officer, Retail, Australia/NZ

Michael A. Boxer	46	1993	Senior V.P. and General Counsel N.A.
Kerry Bradley	51	1988	Chief Operating Officer of Retail N.A.
Alessandro Curotti	48	2007	Group General Counsel and Corporate Secretary
Fabio D’Angelantonio	38	2005	Group Marketing Director
Jack S. Dennis	62	1982	Chief Financial and Administrative Officer of Retail N.A.
Valerio Giacobbi	43	1991	Executive V.P. Retail N. A.
Giuseppe La Boria	49	2001	Head of Wholesale Europe and South
Seth McLaughlin	45	1994	Senior V.P. and General Manager Pearle Vision, Retail N.A.
George Minakakis	50	1994	Chief Operating Officer of Retail Greater China
Antonio Miyakawa	41	1993	Executive Vice President, Wholesale and Marketing
D. Scott Olivet	44	2005	Chief Executive Officer, Oakley
Nicola Pelà	45	2005	Group Human Resources Director
Carlo Privitera	38	2005	Chief Information Technology Officer

(1)

For our senior managers, the periods listed in the table reflect periods of affiliation with Luxottica Group S.p.A. or any of its predecessors and affiliates, and not necessarily the period since they were appointed to their current position.

(2)	For our directors, the periods listed in the table reflect their respective periods of directorship with Luxottica Group S.p.A. or any of its predecessors.

Executive officers serve at the discretion of the Board of Directors. Messrs. Rondelli, Bianchi, Cattaneo, Mion, Abravanel, Costamagna, Claudio Del Vecchio and Erede and Ms. Grossi are all non-executive directors. In addition, Messrs. Rondelli, Bianchi, Cattaneo, Mion, Abravanel and Costamagna are also independent directors under Italian law.

Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the shareholders’ meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we: (i) comply with applicable law and our bylaws; (ii) respect the principles of correct administration; (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems; (iv) ensure that our accounting system represents the facts in a fair and true manner; and (v) comply with the Italian Code of Corporate Governance.  Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and of the shareholders, they are not deemed to be members of the Board of Directors and do not vote on matters submitted to such meetings. Effective as of June 14, 2006, the members of the Board of Statutory Auditors are Marco Reboa, Chairman, Giorgio Silva and Enrico Cervellera. There are also two alternate members of the Board of Statutory Auditors, Francesco Nobili and Mario Magenes.  Such alternate members will replace current members who leave their position during the current term. The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ended December 31, 2008.

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

A short biography of each of our Directors and executive officers is set forth below:

Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Board since the Group was formed in 1961. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell’Ordine al “Merito del Lavoro” (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca’ Foscari University. In 1999, he received a Master “honoris causa” in International Business from MIB- Management School in Trieste, and in 2002, he received an honorary degree in Managerial Engineering from the University of Udine. In March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Mr. Del Vecchio is also a director of Assicurazioni Generali S.p.A., Beni Stabili S.p.A., vice chairman of the Surveillance Committee of Fonciere des Regions and a director of Delfin S.a.r.l.

Andrea Guerra was appointed a Director and Chief Executive Officer of the Company on July 27, 2004. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici since 1994, where, from 2000, he was its Chief Executive Officer. Prior to being at Merloni, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. Mr. Guerra is also director of the new Parmalat S.p.A., DEA Capital S.p.A. and of Banca Nazionale del Lavoro S.p.A. He received a degree in Business Administration from the “La Sapienza” University of Rome in 1989.

Enrico Cavatorta has been a Director of the Group since 2003. He has been Chief Financial Officer since he joined the Group in 1999, and he is a director of the principal subsidiaries of the Company. Prior to joining Luxottica, Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration.

Roberto Chemello joined the Group in 1979. He is a Director and Group Operations Director of the Company and Chief Executive Officer of Luxottica S.r.l., our principal operating subsidiary. Prior to 1985, Mr. Chemello was Chief Financial Officer of the Company, and, until July 27, 2004, he was Chief Executive Officer of the Company. Mr. Chemello graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Luigi Francavilla joined the Group in 1968, has been Deputy Chairman since 1981 and is the Group Product and Design Director.  In addition, he is Chairman of Luxottica S.r.l., our principal operating subsidiary. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In April 2000, he received an honorary degree in Business Administration from Constantinian University.

Roger Abravanel has been a director since 2006. He worked at McKinsey & Company from 1972 until June 2006. Mr. Abravanel is also involved in international consulting projects for the high direction on strategic, organizational and operational development issues. He graduated with a degree in Engineering from the Politecnico di Milano and received a Masters in Business Administration from Insead in Fontainebleau (with High Distinctions).  He is author of several studies and articles on business organization and a director of Banca Nazionale del Lavoro S.p.A., Marazzi Group S.p.A. and Teva Pharmaceutical Industries Ltd.

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

Mario Cattaneo has been a Director since 2003. He is emeritus professor of Corporate Finance at the Catholic University of Milan. He was a director of Eni S.p.A. from 1998 until 2005 and of Unicredito from 1999 until 2005 and Statutory Auditor of the Bank of Italy from 1991 until 1999.  He is the vice chairman of Euromobiliare Asset Management SGR S.p.A. and Euromobiliare Alternative Investment SGR S.p.A. and he is a member of the Board of Directors of Bracco S.p.A. and Sella Holding Banca S.p.A. Furthermore, Mr. Cattaneo is the chairman of the Board of Statutory Auditors of

Italiana Assicurazioni S.p.A., Intesa Mediofactoring S.p.A. and Sara Assicurazioni S.p.A. He is an auditor of Michelin Italiana S.p.A. and a member of the Surveillance Committee of UBI Banca S.C.p.A.

Claudio Costamagna has been a Director since 2006. He held executive positions in international companies such as Montedison, Citigroup and Goldman Sachs. Mr. Costamagna is currently Chairman of ALUB (Association of graduates from Bocconi) and a director of Bvlgari S.p.A. and DEA Capital S.p.A.

Claudio Del Vecchio, a son of Leonardo Del Vecchio, joined the Group in 1978 and has been a Director since 1981. From 1979 to 1982, he managed our Italian and German distribution operations. From 1982 until 1997, he was responsible for all business operations of the Group in North America. He also serves as a Director of U.S. Holdings, a key subsidiary in North America. Claudio Del Vecchio is Chairman and Chief Executive Officer of Retail Brand Alliance, Inc., the owner of Brooks Brothers.

Sergio Erede has been a Director since 2004. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Additionally, he is a member of the Board of Directors of Manifatture Lane Gaetano Marzotto & Figli S.p.A., Interpump Group S.p.A., Autogrill S.p.A., Carraro S.p.A., Gruppo Editoriale L’Espresso S.p.A., Società Italo Britannica L. Manet–i - H. Roberts S.p.A., Manuli Rubber Industries S.p.A., AON Italia S.p.A. and Gruppo IPG Holding S.r.l. Additionally, Mr. Erede is vice chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A. and a member of the Surveillance Committee and of the Audit Committee of Fonciere des Regions.

Sabina Grossi has been a Director since 2003. She joined Luxottica Group S.p.A. in 1996 and was Head of Investor Relations, a position which she held from 1996 until 2004. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. from 1994 until 1996. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration. Ms. Grossi is currently a member of the Board of Directors of Molmed S.p.A.

Gianni Mion has been a Director since 2004. He is Chief Executive Officer of Edizione Holding S.p.A. (the investment company of the Benetton family), a position he has held since 1986. Prior to joining Edizione Holding S.p.A., Mr. Mion was the Chief Financial Officer of Marzotto S.p.A. from 1985 to 1986, Managing Director of Fintermica S.p.A. from 1983 to 1985, Vice President of Gepi S.p.A. from 1974 to 1982, controller of McQuay Europa S.p.A. from 1972 to 1974 and an auditor at the accounting firm of KPMG from 1967 to 1972. He has been chief executive officer of Edizione Holding S.p.A. since 1986 and prior to that he was the chief executive officer of Sintonia S.p.A.  Mr. Mion also sits on the Board of Directors of Benetton Group, Autogrill S.p.A., Sintonia S.A., Schemaventotto S.p.A., Atlantia S.p.A., Aeroporti di Roma S.p.A., Burgo Group S.p.A. and Telecom Italia S.p.A. Mr. Mion graduated from the Venice University Ca’ Foscari with a degree in Business Administration and is a Certified Public Accountant.

Lucio Rondelli has been a Director of the Company since 1990. Mr. Rondelli was the Chairman of UniCredito Italiano S.p.A until 2001, having held various positions with the bank continuously from 1947. Mr. Rondelli is currently Chairman of Assiparos GPA and Banca Italease and a director of Spafid. In 1976 he received the honor of Cavaliere di Gran Croce dell’Ordine (Knight of the Great Cross Order) for merit to the Republic of Italy and in 1988 the President of the Republic of Italy conferred on him the honor of Cavaliere dell’Ordine al “Merito del Lavoro” (Knight of the Order for Labor Merit). Mr. Rondelli serves as Chairman of Assiparos GPA S.p.A. and is Director in Spafid and Arca SGR S.p.A.

Colin Baden joined Oakley in February 1996 as Director of Design and served as Vice President of Design from February 1997 to February 1999. In February 1999, Mr. Baden was named President. Prior to joining Oakley, Mr. Baden was a partner at Lewis Architects of Seattle, Washington for six years and began advising Oakley on company image and design issues in 1993.

Frank Baynham has been Executive Vice President and General Manager LensCrafters, Luxottica Retail North America since March 2008.  From 1999 to March 2008, he served as Executive Vice President, Stores of Retail North America. Mr. Baynham has held various other senior executive roles since joining LensCrafters in 1987. Prior to 1987, he worked in marketing for Procter and Gamble and was a captain in the U.S. Army. Mr. Baynham graduated with a degree in Finance from Murray State University.

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

Michael A. Boxer has been the Senior Vice President, General Counsel — North America since September 2005. Mr. Boxer is responsible for overseeing all legal matters for the Company’s North American retail and wholesale operations. Mr. Boxer has held various other executive roles since joining the Company in 1993. Prior to joining Luxottica in 1993, Mr. Boxer served as a corporate attorney with the law firm of Winston & Strawn in New York. He received his undergraduate degree from Columbia University and his law degree from the New York University School of Law.

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

Alessandro Curotti joined the Group as General Counsel and Corporate Secretary in 2007. Prior to joining Luxottica he served as a corporate lawyer at companies such as Telecom Italia, Telecom Italia Mobile and Montedison. He received his law degree from the University of Siena.

Fabio D’Angelantonio has been Group Marketing Director since 2005. After experience with the European Union and in the Olivetti Marketing Department in Brussels and Madrid, Mr. D’Angelantonio led the international department from 1995 to 2000 for the Belgian publishing house Editions Hemma (part of the Havas-Vivendi group). At the beginning of 2000, Mr. D’Angelantonio joined Ciaoweb (Fiat-Ifil group) where he held the position of Channel Manager, eventually moving to Merloni Elettrodomestici, today Indesit Company, where he held increasingly senior positions ending in Brand & Advertising Manager, responsible for the management of the entire brand portfolio for the group. After receiving a degree in Business Administration in 1994 from the LUISS University in Rome, he completed an MBA in International Management at the UBI in Brussels in 1999.

Jack S. Dennis has been Chief Financial and Administrative Officer of Retail North America since 2001, prior to which time he served as Chief Financial Officer of LensCrafters since 1992 and Chief Administrative Officer since 1999. Prior to 1992, he was Controller of LensCrafters, Vice President of Finance in several divisions of U.S. Shoe, and a Senior Audit Manager with Arthur Andersen & Co. Mr. Dennis graduated with a degree in Accounting from the University of Kentucky.

Valerio Giacobbi has been Executive Vice President Retail North America since 2001. Prior to 2001, he was General Affairs Manager of Luxottica Group S.p.A. since 1991. Mr. Giacobbi graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Giuseppe La Boria joined Luxottica Group S.p.A. in 2001 as Head of Sales for Europe and South. Prior to joining Luxottica Group S.p.A., Mr. La Boria worked in Safilo S.p.A. as Sales Manager for Italy, during which period he was also responsible for all the commercial and marketing aspects of the Diesel Shades launch.

Seth McLaughin has been Senior Vice President and General Manager Pearle Vision, Luxottica Retail North America since March 2008.  From October 2004 to March 2008, he served as Senior Vice President, Consumer Marketing of Luxottica Retail North America. From July 1998 to October 2004, he served as Vice President, Consumer Marketing. Prior to joining the Luxottica Group he worked at Boston Consulting Group, from 1990 to 1994, and in strategic consulting for Procter & Gamble, from 1984 to 1990. Mr. McLaughin has a Bachelor of Science degree from Iowa State University.

George Minakakis has been Chief Operating Officer for Greater China since September 2006. He has been with Luxottica for 13 years, most recently in Canada as Senior Vice President and General Manager of our retail operations. Prior to Luxottica, Mr. Minakakis worked with PepsiCo for 7 years. He holds a Masters Degree in Business Administration from Athabasca University, Alberta, Canada.

Antonio Miyakawa is currently the Executive Vice President of Wholesale and Marketing for Luxottica Group S.p.A., a position he held since 2003. Previously he was head of our Asian wholesale operations, a position he has held since 1999. Prior to this he served as Executive Vice President of Luxottica’s Japanese operations. Prior to joining Luxottica Group

S.p.A., Mr. Miyakawa was a junior consultant for Compact S.r.l. (an Italian consulting firm) working on various Luxottica matters.

D. Scott Olivet joined Oakley in October 2005 as its Chief Executive Officer and as an Oakley director. From August 2001 to October 2005, he served as Nike Inc.’s Vice President, Nike Subsidiaries and New Business Development where he led, developed and executed the company’s multi-branding strategy including the Cole Haan, Converse, Hurley, Starter and Bauer-Nike Hockey brands. Prior to Nike, Mr. Olivet served as The Gap, Inc.’s Senior Vice President of Real Estate, Store Design and Construction, responsible for The Gap, Banana Republic and Old Navy brands from 1998 to 2001. He worked with Bain & Company from 1984 to 1998, serving as a partner and head of the firm’s worldwide practice in organizational effectiveness and change management from 1993 to 1998.  Mr. Olivet received his B.A. in Government from Pomona College and his M.B.A. from the Graduate School of Business, Stanford University.

Nicola Pelà has been Group Human Resources Director since 2005. Prior to joining the Company, he was Human Resources Director of Eli Lilly from 2001 to 2003, first in Indianapolis and later in Brussels, and VP HR Director for Italy of SmithKline Beecham from 2000 to 2001. He was HR Manager in various Italian companies such as Olivetti Group, Fiat Group and Barilla Group from 1988 to 2000. Mr. Pelà has a bachelor’s degree in Law with honors and a master’s degree in Business Administration from CUOA.

Carlo Privitera joined Luxottica in 2005 as Group Industrial Supply Chain Director.  Since January 2008, he has been the Chief Information Technology Officer. From December 2001 to February 2005, Mr. Privitera served in various capacities, including Planning Manager and Production Control & Logistic Director of Fiat Group and its subsidiaries. From 1996 to 2001, he served as Senior Manager in Efeso Consulenze. Mr. Privitera has a bachelor degree in Engineering from the Politecnico in Milan. He also holds a master’s degree from Osaka University.

Compensation

Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2007:

Name	Base Compensation (Euro)		Other Compensation (Euro)		Total Compensation (Euro)
Leonardo Del Vecchio Chairman of the Board of Directors	721,198	(1)	636,348	(8)	1,357,546
Luigi Francavilla Group Product and Design Director and Deputy Chairman	139,200	(2)	1,614,045	(8)(9)(10)	1,753,245
Andrea Guerra Chief Executive Officer and Director	899,994	(3)	1,709,902	(9)(10)	2,609,896
Enrico Cavatorta Chief Financial Officer and Director	81,198		708,081	(8)(9)(10)	789,279
Roberto Chemello Group Operations Director and Director	81,198		1,550,480	(8)(9)(10)	1,631,678
Roger Abravanel Director	91,198	(4)	—		91,198
Tancredi Bianchi Director	99,115	(5)	—		99,115
Mario Cattaneo Director	99,115	(5)	—		99,115
Claudio Costamagna Director	90,365	(4)	—		90,365
Claudio Del Vecchio Director	81,198		—		81,198
Sergio Erede Director	81,198		—		81,198
Sabina Grossi Director	81,198		323	(10)	81,521
Gianni Mion Director	81,198		—		81,198
Lucio Rondelli Director	104,115	(6)	—		104,115
Marco Reboa Chairman of the Board of Statutory Auditors	105,000		—		105,000
Enrico Cervellera Member of the Board of Statutory Auditors	70,000		—		70,000
Giorgio Silva Member of the Board of Statutory Auditors	90,000	(7)	—		90,000

(1)           Compensation paid as Director and Chairman of the Board of Directors.

(2)           Compensation paid as Director and Deputy Chairman.

(3)           Compensation paid as Director and Chief Executive Officer.

(4)           Compensation paid as Director and member of the Human Resources Committee.

(5)           Compensation paid as Director and member of the Internal Control Committee.

(6)           Compensation paid as Director and Chairman of the Internal Control Committee.

(7)           Includes compensation paid as auditor and for services rendered as member of the Supervisory Body created pursuant to legislative decree 231/2001.

(8)           Includes compensation paid for services rendered in subsidiary companies.

(9)           Includes compensation paid as employee. This compensation also includes the bonus paid in 2007.

(10)     Includes fringe benefits granted (such as insurance premiums and cars).

Aggregate compensation paid by us to our senior management (who are not directors) as a group (16 people) was approximately Euro 24.2 million in 2007, of which Euro 10.3 million related to one-time payments to Oakley senior management made in connection with the Oakley acquisition and approximately Euro 1.0 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted options to purchase an aggregate of 160,000 of our ordinary shares at a weighted average exercise price of Euro 24.05 per share in 2007. These options expire on March 6, 2016. The aggregate amount set aside or accrued during the year ended December 31, 2007 to provide pension and retirement benefits for our directors who are also members of our management was Euro 1.4 million. Our directors who are not members of management do not receive such benefits.

With the exception of termination benefits provided for Mr. Guerra, our Chief Executive Officer, as described below, none of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

In case of termination other than for good cause, we will pay our Chief Executive Officer a separation allowance, in addition to providing for termination indemnities provided by Italian law, in the amount of two times the sum of:

•                 annual base salary, provided as a sum of annual base remuneration and director’s emoluments; and

•                 variable pay, corresponding to the average bonus compensation received in the three years (or shorter period, as the case may be) preceding his termination.

This separation allowance is also due in the case of termination for cause or in the case our Chief Executive Officer terminates the employment relationship within the 60 days following one of the events listed below that leads to a reduction in responsibilities and tasks assigned:

•                 substantial change to the authority given to the Chief Executive Officer; and

•                 change of control.

Employees

As of December 31, 2007, we employed approximately 64,000 employees worldwide, of whom approximately 40,000 were employed in the United States and Canada, 9,000 were employed in Italy, 12,000 were employed in Asia-Pacific, 2,000 were employed in Europe and 1,000 were employed in subsidiaries located in other countries. As of such date, approximately 18,000 were employed in our manufacturing and wholesale segment, approximately 45,000 were employed in our retail segment and approximately 1,000 were employed at corporate. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those Pearle Vision employees subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 6,450 of our employees. This agreement was renewed in 2008 resulting in an average wage increase rate of approximately three percent per year. In addition to the national collective bargaining agreement for workers, we typically enter into separate local contracts with labor unions representing our employees. In December 2006, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. The new agreement provided for new profitability targets for employee variable wages.

Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2007, we had established a reserve of Euro 51.6 million for such severance payments, which is reflected in our consolidated financial statements.

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

Share Ownership

Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of May 13, 2008, by each of our directors and executive officers who beneficially owns in excess of one percent of our outstanding ordinary shares.

Shareholder	Issuer	Shares owned as of May 13, 2008		Percentage Ownership
Leonardo Del Vecchio	Luxottica Group S.p.A.	314,403,339	(1)	67.9%
Luigi Francavilla	Luxottica Group S.p.A.	5,540,400	(2)	1.2%

(1)        Shares held of record by Delfin S.a.r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

(2)        Includes 3,434,900 shares held by Mr. Francavilla and 2,105,500 shares that are issuable upon exercise of vested stock options.

Except as otherwise indicated above, each of our directors and our executive officers owns less than one percent of our outstanding ordinary shares.

In addition, set forth below is certain information regarding share ownership for our directors and our senior managers (who are not directors) as a group, prepared and disclosed as required by applicable Italian law:

Shareholder	Shares held at the beginning of 2007		Shares bought during 2007	Shares sold during 2007	Shares held at the end of 2007

Leonardo Del Vecchio	314,803,339	(1)		400,000	314,403,339	(1)
Luigi Francavilla	3,434,900	(2)			3,434,900	(2)
Roberto Chemello	1,077,875	(3)			1,077,875	(3)
Claudio Del Vecchio	3,475,000	(4)		94,000	3,381,000	(5)
Sabina Grossi	7,400		4,800		12,200
Senior Managers as a group	30,400		523,800	352,795	201,405

(1)           Shares held by Leonardo Del Vecchio through Delfin S.a.r.l. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

(2)           3,364,800 shares are held in usufruct with Mr. Francavilla’s wife. Mr. Francavilla and his wife hold voting and investment power over these shares.

(3)           Shares held by Filuni S.A., an entity established and controlled by Mr. Chemello. Mr. Chemello holds voting and investment power over the shares held by such entity.

(4)           Includes 134,000 represented by ADRs, 30,000 of which are held through the Del Vecchio Family Foundation. Mr. Del Vecchio holds voting and investment power over the shares held through this foundation.

(5)           Includes 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation. Mr. Del Vecchio holds voting and investment power over the shares held through this foundation.

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

In July 2006, we adopted an additional employee stock option plan providing for the issuance of options covering up to 20,000,000 ordinary shares of nominal value of Euro 0.06 each. The purpose of the plan is to provide additional incentives to key employees of the Group. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as either (i) the average of the closing market prices for each business day during the 30-day period ending on the date of the grant or, if higher, (ii) the closing market price of our ADRs on the business day immediately preceding the date of the grant depending on the tax jurisdiction of the beneficiary. Options granted under the plan generally become exercisable three years after the date of grant and expire nine years after such date.

See Item 7—“Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholder Plan” below for information regarding another stock option plan for our top management.

As of December 31, 2007, there were 13 separate grants outstanding under the option plans described above, detailed as follows:

	Number of ordinary shares underlying options granted(1)	Exercise Price(1)		Expiration Date	Options held by officers and directors (1)
1999 Grant	3,679,200	Euro	4.38	January 31, 2008	14,000
2000 Grant	2,142,200	Euro	9.52	January 31, 2009	32,400
2001 Grant	2,079,300	U.S.$	15.20	January 31, 2010	23,100
2002 Grant	2,348,400	U.S.$	17.80	January 31, 2011	23,100
2003 Grant	2,397,300	Euro	10.51	January 31, 2012	71,000
2004 Grant	2,035,500	Euro	13.79	January 31, 2013	422,100
2004 Performance Grant	1,000,000	U.S.$	18.59	January 31, 2012	310,000
2004 Shareholder Grant	9,600,000	Euro	13.67	December 31, 2014	9,200,000
2005 Grant	1,512,000	Euro	16.89	January 31, 2014	144,000
2006 Grant	1,725,000	Euro	22.19	January 31, 2015	700,000
2006 Performance Grant 1	3,500,000	Euro	22.09	July 27, 2015	2,200,000
2006 Performance Grant 2	9,500,000	Euro	20.99	July 27, 2015	9,250,000
2007 Grant	1,745,000	Euro	24.05	March 6, 2016	160,000

(1)           As restated to reflect the June 2000 two-for-one stock split.

Stock options held by directors and senior managers

Set forth below is certain information regarding stock options held by our directors and our senior managers (who are not directors) as a group, prepared and disclosed as required by applicable Italian law.

	Options held at the beginning of 2007			Options granted during 2007			Options exercised during 2007				Options expired during 2007	Options held at the end of 2007
Name and Position	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average expiration date	Number of options	Average exercise price	Average market price at exercise		Number of options	Number of options	Average exercise price	Average expiration date

Enrico	93,500	€20.08	2014	—	—	—	—	—	—		—	93,500	€20.08	2014
Cavatorta,
Chief Financial Officer and Director	1,200,000	€13.67	2014 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	1,200,000	€13.67	2014 (exercise subject to the achievement of certain targets)

	1,100,000	€20.99	2015 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	1,100,000	€20.99	2015 (exercise subject to the achievement of certain targets)

Roberto	140,500	€17.98	2014	—	—	—	—	—	—		—	140,500	€17.98	2014
Chemello,
Group Operations Director	2,000,000	€13.67	2014 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	2,000,000	€13.67	2014 (exercise subject to the achievement of certain targets)

	1,100,000	€20.99	2015 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	1,100,000	€20.99	2015 (exercise subject to the achievement of certain targets)

Luigi	140,500	€17.98	2014	—	—	—	—	—	—		—	140,500	€17.98	2014
Francavilla,
Group Product and Design Director and Deputy Chairman	2,000,000	€13.67	2014 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	2,000,000	€13.67	2014 (exercise subject to the achievement of certain targets)

	1,500,000	€20.99	2015 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	1,500,000	€20.99	2015 (exercise subject to the achievement of certain targets)

Andrea Guerra, Chief Executive Officer and Director	2,000,000	€13.67	2014 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	2,000,000	€13.67	2014 (exercise subject to the achievement of certain targets)

	2,500,000	€20.99	2015 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	2,500,000	€20.99	2015 (exercise subject to the achievement of certain targets)

Sabina Grossi, Director	55,200	€10.98	2010	—	—	—	4,800	€4.38		(a)	—	50,400	€10.82	2011

Senior Managers	1,312,600	€16.26	n.a.	160,000	€24.05	2016	307,800	€10.69	€23.17		—	1,164,800	€18.71	n.a.

	610,000	€14.12	2012 (exercise subject to the achievement of certain targets)	—	—	—	300,000	€13.66	€25.06		—	310,000	€12.63	2012 (exercise subject to the achievement of certain targets)

	2,400,000	€13.67	2014 (exercise subject to the achievement of certain targets)	—	—	—	400,000	€13.67		(b)	—	2,000,000	€13.67	2014 (exercise subject to the achievement of certain targets)

	5,250,000	€21.45	2015 (exercise subject to the achievement of certain targets)	—	—	—	—	—	—		—	5,250,000	€21.45	2015 (exercise subject to the achievement of certain targets)

(a)           The options were exercised and the underlying shares were not sold. The price of our ordinary shares as reported on the MTA on the day of the exercise was Euro 22.89 per share.

(b)          The underlying shares were partially sold. The average sale price was Euro 24.14 per share.

Luxottica Group S.p.A. 2008 Performance Shares Plan

In May 2008, a performance shares plan for the top managers of the Company and other companies directly or indirectly controlled by the Company to be identified by the Board (the “Plan”) was adopted. The Plan is intended to strengthen the loyalty of our key employees and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the Plan will be granted the right to receive ordinary shares, without consideration, at the end of a three-year vesting period and subject to achievement of certain Company performance targets to be determined by our Board. The Plan will have a term of five years, during which the Board may resolve to issue different grants to the Plan’s beneficiaries. The Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board of Directors granted a total of 1,203,600 rights to receive ordinary shares.  Employees who received awards under the Plan were directors, officers and other managers with highly strategic roles who were selected by the Board of Directors upon the direct recommendation of our Human Resources Committee.

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

Our corporate governance practices are governed principally by the Italian Code of Corporate Governance, amended in March 2006, issued by Borsa Italiana and generally by the rules and regulations of Commissione Nazionale per le Società e la Borsa, or CONSOB for Italian companies (collectively, the “Italian Corporate Governance Policies”). Under these Italian Corporate Governance Policies, we are permitted not to comply with certain rules and regulations, as long as we disclose the reason for non-compliance.

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

The Italian Corporate Governance Policies recommend that an “adequate number” of non-executive and independent directors serve on the board of directors of an Italian company, but do not require the board of directors to consist of a majority of independent directors. Italian law requires that at least one director or, in the event the board of directors is composed of more than seven members, at least two directors must fulfill the requirements to be independent.

The standards for determining director independence under the Italian Corporate Governance Policies are substantially similar to the NYSE listing standards for U.S. listed companies. The Italian Corporate Governance Policies require our non-executive directors to meet at executive sessions without management once per year, unless the reason for any non-compliance is disclosed.

Based on standards under the Italian Corporate Governance Policies, our Board of Directors has determined that, among its 14 members, 6 directors are independent. This number of independent directors complies with the “adequate number” of non-management directors recommended by the Italian Corporate Governance Policies. Our non-management directors do not have regularly scheduled executive sessions without management, as our Lead Independent Director, Lucio

Rondelli, has determined that it is not necessary to convene such sessions, considering the high number of meetings of the Board of Directors and the Internal Control Committee.

Board Committees

The NYSE listing standards require a U.S. listed company to have an audit committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards. The NYSE listing standards contain detailed requirements for the audit committees of U.S. listed companies. Some, but not all, of these requirements also apply to non-U.S. listed companies such as us. Italian law, on the other hand, requires neither the establishment of board committees nor the adoption of written committee charters. However, the Italian Corporate Governance Policies do require the establishment of a Compensation Committee, with certain exceptions, as discussed below.

Italian law does not require Italian listed companies to have an audit committee, but does require companies to appoint a Board of Statutory Auditors. The Board of Directors has designated the Board of Statutory Auditors as the appropriate body to act as the “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. It operates in accordance with Italian law, the Company’s By-laws and the “Regulations Governing the Duties of the Board of Statutory Auditors in accordance with U.S. Audit Committee Requirements.” The Board of Statutory Auditors has acted as the Audit Committee since the annual meeting of shareholders on June 14, 2006. Additional information regarding our Board of Statutory Auditors is set forth below.

With respect to the nomination of directors, Italian law requires that each Italian listed company file with its registered office, at least 10 days before its ordinary meeting of stockholders, a list of the personal and professional qualifications of each proposed director nominee. The Italian Corporate Governance Policies also recommend that, if an Italian listed company appoints a committee to select, or recommend the selection by the board of directors of, director nominees for the next ordinary meeting of stockholders, a majority of this committee be comprised of non-executive directors. The Company has elected not to appoint a committee to select, or recommend the selection of, director nominees.

The Italian Corporate Governance Policies require that Italian listed companies appoint a Compensation Committee and that a majority of this committee be comprised of non-executive directors, unless the reason for any non-compliance is disclosed. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers’ compensation and our stock option plans. On February 19, 2007, the Board of Directors of the Company, appointed new members of the Human Resources Committee among non-executive members of the Board, three of which were independent directors, to comply with the provisions of the amended Italian Corporate Governance Policies.

For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, as amended on March 2006, please see our annul report on corporate governance available on the company website.

Internal Control Committee

The Italian Corporate Governance Policies also require the establishment of an Internal Control Committee. Our Internal Control Committee consists of three independent directors. The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system and the proper use of accounting principles in conjunction with our administration managers and auditors. The committee reports to the Board of Directors at least twice a year. The members of the Internal Control Committee are Lucio Rondelli, Mario Cattaneo and Tancredi Bianchi.

Board of Statutory Auditors

Our Board of Statutory Auditors consists of three regular members and two alternate members.The Board of Statutory Auditors is appointed by our stockholders and serves for a period of three years. Italian law establishes the qualifications of candidates that may be appointed as members of the Board of Statutory Auditors, including the requirement that members not concurrently serve on the listed company’s board of directors. Our By-Laws are required to ensure that at least one member of the Board of Statutory Auditors may be elected by our minority stockholders. Our By-Laws comply with this requirement by providing that at least one regular member, who shall serve as chairman, and one alternate member may be elected by our minority stockholders in accordance with Italian law.

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

Corporate Governance Guidelines; Certification

The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the Board of Directors. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in the company’s annual report to stockholders.

Italian Corporate Governance Policies require that listed companies annually report to their shareholders at the ordinary meeting on their corporate governance system. Our Company complies with such requirement. You may find our Annual Report on Corporate Governance on our website at www.luxottica.com.

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

Stockholder Approval of Equity Compensation Plans

The NYSE listing standards require U.S. listed companies to seek stockholder approval for certain equity compensation plans. Italian law requires Italian listed companies to submit any capital increases of shares reserved for issuance under their equity compensation plans to stockholders for their approval at the meeting of stockholders. In accordance with Italian law, our stockholders approved capital increases of shares reserved for issuance under our existing stock option plans in 1998, 2001 and 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as of May 13, 2008, the beneficial ownership of ordinary shares by each person known by us to beneficially own two percent or more of the outstanding ordinary shares (including ordinary shares represented by ADSs):

Identity of Person or Group	Amount of Shares Owned	Percent of Class
Leonardo Del Vecchio	320,838,125(1)	69.31%
Giorgio Armani	22,724,000(2)	4.91%
Harris Associates L.P	9,436,900	2.04%(3)

(1)           314,403,339 shares are held through Delfin S.a.r.l.; Mr. Del Vecchio holds voting and investment power over the shares held by such entity. See “Item 6 -  Directors, Senior Management and Employees - Share Ownership.” 6,434,786 shares are held by our subsidiary Arnette Optic Illusions, Inc.; in accordance with Italian law, such shares are treated as treasury shares and Mr. Del Vecchio, as our majority shareholder, is the beneficial owner of such treasury shares.

(2)           Including 13,514,000 shares represented by ADSs, and 9,210,000 shares represented by ordinary shares. Of those, 9,010,000 ordinary shares are held directly and 200,000 ordinary shares are held indirectly through Giorgio Armani S.p.A.

(3)           Based on the ownership disclosure as reported by Harris Associates L.P. to the Company and CONSOB on April 9, 2008.

With the exception of the treasury shares held by Mr. Del Vecchio, which according to Italian law have no voting rights, the shares held by Mr. Del Vecchio and our other directors and executive officers have the same voting rights as the shares held by other shareholders.

Mr. Del Vecchio is our controlling shareholder and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

As of April 3, 2008, approximately 9.7 percent of our ordinary shares were held in the form of ADSs by approximately 11,400 record holders.

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

License Agreements

We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is controlled by Claudio Del Vecchio, one of our directors. The license agreement expires in 2009. Royalties paid to RBA for such agreement were Euro 0.9 million, Euro 1.3 million and Euro 0.5 million in the years ended December 31, 2007, 2006 and 2005, respectively.

In July 2004, we signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name was owned by RBA until November 2006 when the license was sold by RBA to a party that is unaffiliated with the Company. For the years ended December 31, 2006 and 2005, royalties paid to RBA for such agreement were Euro 1.0 million and Euro 0.9 million, respectively.

Service Revenues

During the years ended December 31, 2007, 2006 and 2005, U.S. Holdings performed certain services for RBA. Amounts received for the services provided for those years were Euro 0.2 million, Euro 0.7 million and 0.6 million, respectively.

Shareholder Plan

On September 14, 2004, our Chairman and majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., now held through Delfin S.a.r.l, both Italian holding companies of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives by June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until termination in 2014. In 2007, 400,000 options from this grant were exercised.

Transactions with Former Chairman of Oakley

Certain of our Oakley associates perform services for a company owned by the former chairman of Oakley. Total billings for services rendered by Oakley were Euro 0.4 million since the date we acquired Oakley. The agreement can be terminated at any time with a 30-day written notice. In addition, Oakley may incur other costs on behalf of the former chairman and such company that are paid by a prepaid deposit or reimbursed by the former chairman and such company after such amounts are paid by Oakley. As of December 31, 2007, the aggregate amount due from the former chairman and such company he controls was approximately Euro 0.1 million.

Oakley leases an aircraft from a different company owned by the former chairman of Oakley. The annual lease payment is approximately Euro 0.1 million and Oakley bears all costs and expenses of operating and maintaining the aircraft. The lease is expected to terminate in January 2009. Additionally, with respect to the aircraft lease, Oakley entered into time sharing agreements with the former chairman and various other entities controlled by him whereby Oakley is reimbursed for costs of the aircraft when utilized by the former chairman or his various companies.

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

The parties have reached a settlement which offers a range of benefits, including store vouchers and a cash-back option, along with certain enhancements to LensCrafters’ business practices. On February 4, 2008, the Court gave preliminary approval to a class action settlement. A hearing to address final approval will take place in July 2008. If the settlement is given final approval, and no appeals are taken, this matter will be resolved.

Although we believe that our operational practices and advertising in California comply with California law, if the settlement does not receive final approval and this action results in an adverse decision, LensCrafters and EYEXAM may have to modify or cease their activities in California. Further, LensCrafters and EYEXAM might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims alleged various statutory violations related to the operation of Pearle Vision Centers in California, including violations of

California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action sought unspecified damages, disgorgement, restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would have prohibited defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California.

On July 18, 2007, the trial court entered a final judgment and permanent injunction, pursuant to a stipulation of the parties, dismissing the case. The judgment required modification to Pearle Vision’s advertising, and the payment by the Company of $2.5 million for attorneys’ fees and costs of investigation. The payment was made in August 2007. The judgment does not bar Pearle Vision from advertising the availability of eye exams and other optometric services provided by Pearle VisionCare at Pearle Vision optical stores.

Cole Consumer Class Action Lawsuit

In June 2006, in Seiken v. Pearle Vision, Inc. et al, Cole and its subsidiaries were sued by a consumer in a purported class action which alleges various statutory violations related to the operation of Pearle Vision and its affiliated HMO, Pearle VisionCare in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. In December 2006, the court granted the defendants’ motion to dismiss the complaint but allowed the plaintiff an opportunity to replead. Defendants moved to dismiss the amended complaint in February 2007, and a hearing on the motion was held in March 2007. Such motion to dismiss was denied. Recently, the parties reached an agreement in principle to settle this case, subject to court approval. The proposed settlement provides a store voucher at Pearle Vision or LensCrafters to each class member and the payment of attorneys’ fees and costs. A hearing to address preliminary approval of the settlement will take place in August 2008. A hearing for final approval has not yet been scheduled. Although we believe that our operational practices in California comply with California law, if the settlement does not receive final approval and this action results in an adverse decision, Pearle Vision or Pearle VisionCare may have to modify or cease their activities in California. In addition, the Cole subsidiaries might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on our operating results, financial condition and cash flow.

Oakley Shareholder Lawsuit

On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a purported class action complaint, on behalf of itself and all other shareholders of Oakley, against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement is inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because we believed the allegations were without merit, on October 9, 2007, the defendants demurred to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion, originally scheduled for March 27, 2008, took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. Although the Court has not yet dismissed the action, but has rather indicated that it will set a further status conference sometime in the next sixty days, it is unlikely there will be further proceedings with respect to the action as both sides have informed the Court that the underlying case is now moot and should be dismissed. However, if for any reason the Court does not indicate an intent to dismiss the action following the status conference, we intend to refile the demurrer seeking to have the action dismissed.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. Plaintiff later filed an amended complaint adding two of Oakley’s wholly-owned subsidiaries as additional defendants. Plaintiff purports to sue on behalf of a putative class of Oakley’s customers, but no motion seeking class action status has yet been filed. The Oakley defendants have denied any liability. Recently, the Oakley defendants entered into a proposed settlement arrangement with Plaintiff which, if approved by the court, would result in the settlement of this action, with a complete release in favor of the Oakley defendants, with no cash payment to the purported class members, but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The aggregate retail value of the vouchers would depend on how many purported class members submit valid claims. The proposed settlement also provides for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. A motion seeking court approval of the foregoing settlement will be filed shortly.

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

Dividend Distributions

See Item 3—“Key Information—Dividends” and Item 10—“Additional Information—Dividends.”

Significant Changes

Except as otherwise indicated above, no significant changes have occurred since the date of our annual financial statements included in this Form 20-F.

ITEM 9. THE OFFER AND LISTING

Our ordinary shares were approved for trading on the Milan Stock Exchange on December 4, 2000. Our ADSs were admitted for trading on the NYSE on January 24, 1990. Our ADSs are evidenced by ADRs issuable by Deutsche Bank Trust Company Americas, as depositary, pursuant to a Deposit Agreement.

The table below sets forth, for the periods indicated, high and low closing prices of the ADSs on the NYSE (in U.S. dollars) and ordinary shares on the Milan Stock Exchange (in Euro).

	New York Stock Exchange		Milan Stock Exchange
	(in U.S.$)		(in Euro)
	High	Low	High	Low

2003	18.15	10.23	14.82	9.25
2004	20.39	15.18	15.51	12.43
2005	25.83	19.69	21.94	15.11
2006
First Quarter	29.05	24.90	24.12	20.37
Second Quarter	30.54	24.36	24.19	19.30
Third Quarter	29.47	25.32	23.25	20.15
Fourth Quarter	31.39	29.31	24.46	22.53
Year 2006	31.39	24.36	24.46	19.30
2007
First Quarter	32.81	29.70	24.92	22.72
Second Quarter	38.64	32.00	28.78	23.91
Third Quarter	39.38	33.02	28.79	23.87
Fourth Quarter	37.19	30.84	26.35	21.33
December 2007	33.58	30.84	22.86	21.48
Year 2007	39.38	29.70	28.79	21.33
2008
January 2008	30.92	24.80	21.15	17.01
February 2008	28.49	24.58	19.19	16.65
March 2008	27.26	23.15	18.00	14.80
April 2008	28.10	24.26	18.14	15.36
May 2008	29.62	26.85	19.40	17.17

The high and low closing prices of the ADSs on the NYSE for the first quarter of 2008 were U.S.$30.92 and U.S.$23.15, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2008 were Euro 21.15 and Euro 14.80, respectively.

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

Directors are required to report to the other directors or to the Board of Statutory Auditors any transactions involving the Company in which such director or a party affiliated with such director may have an interest. Our directors usually abstain from voting on matters in which they have an interest (including their compensation), but there is no requirement under Italian law to abstain from such vote.

Rights Attaching to Ordinary Shares

Dividends

We are required to pay an annual dividend on the ordinary shares if approved by a majority of shareholders at the ordinary meeting that must be held within the time specified by the law in force from time to time. Before dividends may be paid with respect to the results of any year in compliance with Italian law, an amount equal to five percent of our net income for such year must be set aside to the legal reserve until the reserve, including amounts set aside during prior years, is equal to at least one-fifth of the nominal value of our issued share capital. See Item 3—“Key Information—Dividends.”

Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and shareholders may determine. Dividends are usually paid in accordance with the dates set annually by Borsa Italiana S.p.A. Dividends which are not collected within five years of the date on which they become payable are forfeited in favor of the Company. Dividends are paid to those persons who hold the ordinary shares through an intermediary on a dividend payment date declared at the shareholders’ meeting. The intermediary, upon request by the shareholder, issues a certified statement of account allowing the shareholder to collect the dividends.

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

In addition, any person whose aggregate shareholding in a listed company exceeds or falls below two percent, five percent, seven and a half percent, ten percent and successive percentage multiples of five, respectively, of the listed company’s voting share capital is obligated to notify CONSOB and the listed company whose shares are acquired or disposed. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of five percent, ten percent, 25 percent, 50 percent and 75 percent, shares which: (i) a person may, directly or indirectly, acquire or sell; and (ii) a person may acquire pursuant to the exercise of a warrant or conversion right which is exercisable within 60 days, should also be taken into account. The notification obligation is to be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or disposes of shares which cause his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification should be made (except in certain circumstances) within five trading days of the event that gives rise to the notification obligation.

Cross ownership between listed companies may not exceed two percent of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed two percent of the voting shares of the listed company and ten percent of the voting shares of the unlisted company. If the relevant threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The two percent limit for cross ownership is increased to five percent on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of two percent of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above two percent in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain who the later party to exceed the limit is, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any shareholders’ resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60 percent of the company’s shares.

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

The agreements subject to the above include those which: (i) regulate the exercise of, or prior consultation for the exercise of voting rights in, a listed company or its controlling company; (ii) contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe for shares; (iii) provide for the purchase of shares or securities mentioned in (ii);  (iv) have as their object or effect the exercise (including joint exercise) of a dominant influence over the company; or (v) aim to encourage or frustrate a takeover bid or equity swap, including commitments relating to non-participations in a takeover bid.

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

General Meetings

Meetings of the shareholders may be held at our executive offices in Italy, in any country in the European Union or in the United States, following publication of notice of the meeting, including the agenda, in the “Gazzetta Ufficiale della Repubblica Italiana” or, alternatively, in one of the following daily newspapers: “Il Sole 24Ore,” “Il Corriere della Sera” or “la Repubblica” at least 30 days before the date fixed for the meeting. Deutsche Bank Trust Company Americas will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a shareholders’ meeting received by Deutsche Bank Trust Company Americas. See “—Documents on Display.”

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

Ordinary shareholders’ meetings must be convened at least once a year to approve the annual financial statements of Luxottica Group S.p.A. Our By-Laws provide that the meeting for the approval of the financial statements can be convened within the time specified by the law in force from time to time.

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

Pursuant to Decree n. 58/98, proxies may be solicited by an intermediary (for example, banks or investment firms) on behalf of a qualified soliciting stakeholder (generally, one or more shareholders who own at least one percent or such lesser percentage determined by CONSOB) of our voting capital and who has been registered in our shareholders’ register as a holder of such shares for at least six months.

Proxies may be collected by a shareholders’ association provided that such association has been formed by certified private agreement, does not carry out business activities and is made up of at least 50 individuals each of whom owns no more than 0.1 percent of our voting capital. Members of the shareholders’ association may, but are not obliged to grant proxies to the legal representative of the association and proxies may be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different ways in compliance with the instructions expressed by each member who has granted a proxy to the association. CONSOB has established by implementing regulations provisions that govern the transparency and the proper performance of the solicitation and collection of proxies.

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

Purchase of Shares by Luxottica Group S.p.A.

We may purchase up to ten percent of our ordinary shares, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by shareholders. Shares may only be purchased out of profits available for dividends and distributable reserves as appearing in the latest shareholder-approved unconsolidated financial statements. Further, we may only repurchase fully paid shares. As long as such shares are owned by us, they would not be entitled to dividends nor to subscribe for new ordinary shares in the case of capital increases, and their voting rights would be suspended. A corresponding reserve must be created in our balance sheet which is not available for distribution.

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

The ordinary meeting of shareholders on May 13, 2008 approved a program authorizing the repurchase and disposal of up to a maximum of 18,500,000 Luxottica Group ordinary shares over the 18-month period following such date, for a maximum cost of up to Euro 370,000,000.

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

Italian Tender Offer Rules

Under Decree n. 58/98, a public tender offer is required to be made by any person that through share purchases holds more than 30 percent of the voting stock of an Italian listed company. The public tender offer must cover the whole voting stock of the company. Similarly, under CONSOB rules, a public tender for the entire voting stock of a listed company must be made by any person who currently owns more than a 30 percent interest in the voting securities of a company (but does not exercise majority voting rights at an ordinary shareholders’ meeting) and purchases or acquires, directly or indirectly, through the exercise of subscription or conversion rights during a 12-month period more than three percent of the ordinary capital with voting rights. The offer must be launched within 20 days from the date on which the relevant threshold was exceeded, and must be made at a price for each class of securities at least equal to the highest price paid by the offeror and/or by its concert parties for the purchase of the relevant class of the target company’s securities over a 12-month period preceding the announcement of the compulsory bid. If no purchases for value of the relevant class of securities have been made in the relevant period, the offer price will be equal to the weighted average market price of the target securities over the previous 12 months (or, if a market price for the relevant class of securities has not been available for the whole of this period, over such shorter period for which a market price has been available).

CONSOB regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others: (i) when another person or persons jointly control the company; (ii) when a party exceeds the threshold as a result of shares transferred to it by a related party; and (iii) when the threshold is exceeded by a party following the exercise of pre-emption or conversion rights to which such party was entitled. Article 107 of the Testo Unico further provides that the acquisition of an interest above 30 percent of the voting stock of a company does not trigger the obligation to launch a 100 percent tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60 percent or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the shareholders of the company (excluding, for the purpose of calculating such majority, the offeror or any shareholder that holds an absolute or relative majority shareholding exceeding ten percent as well as the offeror’s subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a shareholders’ agreement (together, “persons or entities acting in concert with the offeror”)), (ii) if the offeror (including the persons or entities acting in concert with the offeror) has not acquired more than one percent of the voting stock of the company in the preceding 12 months and during the offer period and (iii) upon receipt of an exemption granted by CONSOB provided that  the terms of (i) and (ii) have complied with CONSOB rules that a mandatory bid need not be made. However, after the offer has been completed the offeror nevertheless becomes subject to the duty to launch an offer for 100 percent of the voting stock if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than one percent of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90 percent or more of the voting stock of a company must grant to all other shareholders the right to sell off their remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of three months. Moreover, any person who, following a tender offer for 100 percent of the voting stock, purchases more than 95 percent of the voting stock: (i) must grant to all other shareholders the right to sell their voting shares or (ii) alternatively, and provided that it has stated its intention to do so in the offering documentation, is entitled to acquire all remaining voting shares of the company (squeeze-out) within three months following the conclusion of the tender offer. Shares held in breach of these rules cannot be voted and must be sold within 12 months.

Derivative Suits

Under Italian law, action against members of the Board of Directors, members of the Board of Statutory Auditors and General Managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of shareholders. In respect of listed companies, Italian law provides for a form of shareholders’ action against members of a board of directors, which may be brought by holders of at least 1/40 of the outstanding shares. We are allowed to not commence, or to settle, the suit provided that shareholders representing at least five percent of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and (i) the court does not award these costs as part of the judgment against the relevant directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such directors, Statutory Auditors or general managers. In addition, Italian law permits a shareholder acting alone to bring an action against members of a board of directors in the event that such shareholder has suffered damages directly related to negligence or willful misconduct.

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

Material Contracts

The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since June 30, 2006 and, as of the date of this annual report, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

The Euro 250 Million Revolving Credit Facility

On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary U.S. Holdings, with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility is a Euro 250 million revolving facility, which will require repayment of equal quarterly installments of principal of Euro 30 million starting August 29, 2011 and a last repayment of Euro 40 million on the final maturity date. Interest accrues at Euribor (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement.

Luxottica Group S.p.A. 2008 Performance Shares Plan

In May 2008, a performance shares plan for the top managers of the Company and other companies directly or indirectly controlled by the Company to be identified by the Board (the “Plan”) was adopted. The Plan is intended to strengthen the loyalty of our key employees and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the Plan will be granted the right to receive ordinary shares, without consideration, at the end of a three-year vesting period and subject to achievement of certain Company performance targets to be determined by the our Board. The Plan will have a term of five years, during which the Board may resolve to issue different grants to the Plan’s beneficiaries. The Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. See Item 6—“Directors, Senior Management and Employees—Share Ownership” for more information.

The U.S.$1,500 Million Credit Facility and U.S.$500 Million Bridge Loan

To finance the Oakley acquisition, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S.$2.0 billion. The term loan facility is a five-year term loan of U.S.$1.5 billion, with options to extend the maturity on two occasions for one year each time. The Mandated Lead Arrangers and Bookrunners for the term loan are Citigroup N.A. (acting also as Documentation Agent), Intesa San Paolo S.p.A., The Royal Bank of Scotland plc and UniCredit Markets and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch) (acting also as Facility Agent). The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S.$1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S.$500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group’s ratio of net debt to EBITDA. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.40 percent (5.503 percent for Facility D and 5.458 percent for Facility E on December 31, 2007). The final maturity of the credit facility is October 12, 2012. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of March 31, 2008. We had borrowed U.S.$1.5 billion under this credit facility as of December 31, 2007.

The short-term bridge loan facility is for an aggregate principal amount of U.S.$500 million. This facility is underwritten by Bank of America Securities Limited and UniCredit Market and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch). Interest accrues on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent (5.208 percent on December 31, 2007). The final maturity of the credit facility was eight months from the first utilization date.

The Amendment Agreement to the Bridge Loan

On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to the U.S. $500 million short-term bridge loan facility discussed above. The terms of such amendment agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million and provide for a final maturity date that is eighteen (18) months from the effective date of the agreement.

Merger Agreement with Oakley

On June 20, 2007, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oakley, a developer, manufacturer and distributor of performance optics products including sunglasses, prescription eyewear, goggles and electronically-enabled eyewear, and Norma Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A. formed for the purpose of effecting the transactions contemplated by the Merger Agreement, pursuant to which we acquired all of the outstanding equity interests of Oakley. Pursuant to the Merger Agreement, Norma Acquisition Corp. was merged with and into Oakley with Oakley surviving as an indirect wholly-owned subsidiary of Luxottica. At the effective time of the merger, each outstanding share of Oakley’s common stock was converted into the right to receive U.S.$29.30 per share in cash without interest, and each outstanding option was converted into the right to receive U.S.$29.30 per share in cash less the applicable exercise price of such option for each share of common stock underlying such option. The transaction closed on November 14, 2007.

Non-Competition Agreement with Oakley and Jim Jannard

Concurrently with the execution of the Merger Agreement, we entered into a Non-Competition Agreement (the “Non-Competition Agreement”) with Oakley, Norma Acquisition Corp. and Jim Jannard, the founder and majority shareholder of Oakley, pursuant to which Mr. Jannard agreed to not participate, directly or indirectly, in specified activities considered to be in competition with Oakley or any of its subsidiaries for a period of five years, subject to certain exceptions.

Those exceptions allow Mr. Jannard to (i) own, directly or indirectly, solely as a passive investment, less than 5.0 percent of any class of securities of any entity in competition with the Business (as defined in the Non-Competition

Agreement) where equity securities are traded on any national securities exchange, provided that he is not a controlling person of, or a member of a group which controls, such entity, and (ii) be an investor, partner, member, director or principal of a private equity firm, venture capital firm or hedge fund that makes investments in a Competitor (as defined in the Non-Competition Agreement), provided that he completely recuses himself from selecting, advising or managing the investment in any such Competitor.

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

Regulations concerning updated reporting, record-keeping, and restrictions on the use of cash and securities are contained in Legislative Decree Nos. 231 dated November 21, 2007 (“Decree 231/2007”), which implements the Anti-Money Laundering Directives Nos. 2005/60/CE and 2006/70 CE.

Article 49 of the Decree 231/2007 provides that transfers of cash, bearer bank or postal passbooks, in Euro or foreign currency, effected for any reason between different parties (resident or non-resident), are forbidden when the total amount is equal to or greater than EUR 5,000. The transfer may only be executed through banks, electronic money institutions and “Poste Italiane S.p.A.” (Italian Mail) (collectively, the “Authorised Operators”). Within 30 days of their knowledge, the Authorised Operators must promptly notify the Ministry of Finance of any breach of the provisions set out in Art. 49 of Decree 231/2007.

In addition, the Authorised Operators effecting such transactions, are required to: (i) duly identify the customer and the effective current account holder on the basis of documents, data or information deriving from an independent and reliable source; (ii) set up a “Data Processing Archive” (Archivio Unico Informatico) which contains a copy of any document required for the customer’s identification; (iii) notify the Financial Intelligence Unit (Unità di Informazione Finanziaria) of any suspicious operation, where possible, before carrying out the transaction; and (iv) maintain records of similar transactions that occurred in the last ten years. The breach of dispositions of Decree 231/2007 involves criminal and administrative sanctions: criminal sanctions are imposed for, among other things, breach of customer identification obligations and recording duties, and failure to disclose the fact that a suspicious transaction was reported; administrative sanctions are imposed for, among other things, failure to set up the Data Processing Archive and to report the suspicious transactions to the Financial Intelligence Unit.

The Financial Intelligence Unit must maintain reports for a period of ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

Individuals, non-profit entities and certain partnerships that are resident in Italy must disclose on their annual tax declarations all investments held outside Italy and foreign financial assets held at the end of a taxable period through which foreign source income taxable in Italy may be derived as well as the total amount of transfers effected during a taxable period to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer owned such foreign investments or financial assets. No such disclosure is required if the total value of the foreign investments and financial assets held at the end of a taxable period plus the total amount of the related transfers effected during the taxable period is not greater than Euro 12,500. In addition, no such disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporations and commercial partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

Italian Tax Law

Withholding or Substitute Tax on Dividends. In general, dividends paid by Italian corporations to non-Italian resident beneficial owners without a permanent establishment in Italy to which ordinary shares or ADSs are effectively connected, are subject to final Italian withholding tax (or substitute tax, in the case of dividends on underlying shares listed on the Milan Stock Exchange) at the rate of 27 percent, unless reduced by an applicable double taxation treaty. Reduced rates (normally 15 percent) of withholding tax (or substitute tax) on dividends apply to non-Italian resident beneficial owners of ordinary shares or ADSs who are entitled to and timely comply with procedures for claiming benefits under an applicable income tax treaty entered into by Italy. Italy has concluded income tax treaties with over 60 foreign countries, including all European Union member states, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and East Asia. It should be noted that in general the income tax treaties are not applicable if the beneficial owner is a tax-exempt entity or, with a few exceptions, a partnership or a trust.

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

Under Italian law, in general, shares of Italian companies listed on the Milan Stock Exchange have to be registered in the centralized deposit system managed by Monte Titoli. With respect to dividends paid by Italian corporations listed in Italy (such as Luxottica Group S.p.A.) to non-Italian resident beneficial owners, without a permanent establishment in Italy to which ADSs or ordinary shares are effectively connected, on shares held in the Monte Titoli system (including our shares), instead of the 27 percent final withholding tax mentioned above, a substitute tax will apply at the same rate (which rate may, however, be reduced under an applicable double tax treaty) and conditions as the above-mentioned withholding tax. This substitute tax will be levied by the Italian authorized intermediary that participates in the Monte Titoli system and with which the securities are deposited, as well as by non-Italian authorized intermediaries participating in the Monte Titoli system (directly or through a non-Italian centralized deposit system participating in the Monte Titoli system), through a fiscal representative to be appointed in Italy.

The Italian budget bill for 2008, enacted on December 24, 2007 under Law No. 244 (the “Budget Bill”), provided for the application of a reduced 1.35% withholding tax on dividends paid to non-resident beneficiary entities (i) subject to corporate taxation and (ii) resident in an EU Member State or in other states which adhere to the “Accordo sullo spazio economico europeo,” which are included in an ad hoc “white list” still to be released with a proper decree. Provisional disposals provide that, in the meantime, reference is to be made to the Decree dated September 4, 1996, which reports the list of countries allowing an adequate exchange of information with the Italian tax authority. Finally, the reduced withholding tax mentioned above is to be applied to distributions of profits accrued from January 1, 2008 (for entities ending their tax year on December 31).

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

As an alternative to the application of the more favorable treaty rate of substitute tax on dividends or where an income tax treaty does not apply, and except for entities that benefit from the above-mentioned 1.35 percent withholding tax, under domestic Italian law non-resident shareholders can claim a refund of an amount up to four-ninths of the 27 percent substitute tax on dividend income from Italian tax authorities provided that (i) they implement an ad hoc refund procedure in accordance with the terms and conditions established by law, and (ii) they provide evidence that this dividend income was subject to income tax in their country of residence in an amount at least equal to the total refund claimed. Beneficial owners of ordinary shares or ADSs should contact their tax advisors concerning the possible availability of these refunds, the payment of which is normally subject to extensive delays.

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

The Ministerial Decree dated April 2, 2008 has increased the Italian capital gains tax from 40% to 49.72% on capital gains realized after January 1, 2009.

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

Passive Foreign Investment Company Considerations. A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75 percent of its gross income is “passive income,” or (b) the average percentage of the gross value of its assets that produce “passive income” or are held for the production of passive income is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special “look-through” rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest. Where the “look-through” rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25 percent-owned subsidiary as well as dividends and interest received from such a 25 percent-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2007. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a shareholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in “—Taxation of Dividends”), and our dividends would not be eligible for the reduced 15 percent U.S. income tax rate.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers, and in accordance therewith we file reports and other information with the SEC. Reports and other information filed by us are available for inspection and copying, upon payment of fees prescribed by the SEC, at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material are also available for a fee by sending an electronic mail message to the internet group mailbox publicinfo@sec.gov, by fax at (202) 777-1027 or by mail to 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The public may also view our annual reports and other documents filed with the SEC on the Internet at www.sec.gov.

We furnish Deutsche Bank Trust Company Americas, as depositary with respect to the ADSs, with annual reports in English (or a translation or summary in English of the Italian reports), which include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We also furnish Deutsche Bank Trust Company Americas with quarterly reports in English (or a translation or summary in English of the Italian reports) that include unaudited interim financial information prepared in conformity with U.S. GAAP. If requested by us, Deutsche Bank Trust Company Americas arranges for the mailing of such reports to registered holders of ADSs. We also furnish to Deutsche Bank Trust Company Americas, in English, all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. To the extent permitted by law, Deutsche Bank Trust Company Americas makes such notices, reports and communications available to holders of ADSs in such manner as we request and mails to holders of ADSs a notice containing the information (or a summary thereof in a form provided by us) contained in any notice of a shareholders’ meeting received by Deutsche Bank Trust Company Americas. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

At December 31, 2007 and 2006, our interest rate sensitivity was limited to the amount of our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities.

Included in this amount are:

•      Tranche B and Tranche C borrowings on our subsequently amended credit facility with a group of banks, of Euro 1,130 million and U.S.$325 million (of which Euro 567.4 million and Euro 244.0 million was borrowed under Tranche C as of December 31, 2007 and 2006 respectively, and U.S.$325 million was borrowed under Tranche B as of December 31, 2007). However, in 2007, we entered into interest rate swaps to effectively hedge the floating rate to a fixed rate for Tranche B. As of December 31, 2007, this credit facility bore interest at EURIBOR on Euro-denominated loans and LIBOR on
U.S.$-denominated loans, plus a margin between 0.20 and 0.40 percent based on the Net Debt/ EBITDA ratio as defined in the agreement (5.239 percent on Tranche C as of December 31, 2007).

•      Our Euro 100 million credit facility, of which Euro 100 million was borrowed as of December 31, 2007 (unchanged from 2006). This credit facility accrues interest at EURIBOR plus 0.25 percent (4.98 percent as of December 31, 2007).

•      Our Euro 50 million credit facility, of which Euro 25 million was borrowed as of December 31, 2007 (unchanged from 2006). This credit facility accrues interest at EURIBOR plus 0.55 percent (4.988 percent as of December 31, 2007).

•      Our US$ 1.0 billion credit facility, of which US$ 1.0 billion was borrowed as of December 31, 2007. This credit facility accrues interest at LIBOR plus a margin between 0.20 and 0.40 percent based on the Net Debt/EBITDA ratio as defined in the agreement (5.503 percent as of December 31, 2007).

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

However, the effect of a ten percent change in interest rates (upward or downward) at December 31, 2007 and 2006 would not have had a material effect on our future annual pretax earnings and cash flows. This was calculated by us, based on our expected future pretax earning and cash flows with an interest rate adjustment of ten percent above and below the rates in effect as of December 31, 2007 and 2006. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S.$-denominated activities, we used an exchange rate of Euro 1.00 = U.S.$1.45 and Euro 1.00 = U.S.$1.35 as of December 31, 2007 and 2006, respectively.

We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have 35 interest rate derivatives outstanding as of December 31, 2007:

•      In June 2005, the Company entered into nine interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 405 million, which began to decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—The Amended Euro 1,130 Million and U.S.$325 Million Credit Facility and Related Interest Rate Swaps.” The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.40 percent per annum.

•      In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million, which began to decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness— The Euro 200 Million Credit Facility with Banca Intesa and Related Interest Rate Swaps.”  The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.38 percent per annum.

•      During the third quarter of 2007, the Group entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S.$325 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Amended Euro 1,130 Million and U.S.$325 Million Credit Facility and Related Interest Rate Swaps.” The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

•      During the fourth quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S.$500 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Tranche E of the credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness— The U.S.$1,500 Million Credit Facility, U.S.$500 Million Bridge Loan and Related Interest Rate Swaps.”  The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

Foreign Exchange Sensitivity

Our manufacturing subsidiaries are mainly located in Italy and our sales and distribution facilities are maintained worldwide. With the acquisition of Oakley, we also now have manufacturing facilities in the U.S. that will be distributing their products worldwide.  As such, we are vulnerable to foreign currency exchange rate fluctuations in two principal areas:

1.               We incur most of our manufacturing costs in Euro and receive a significant portion of our revenues in other currencies, and, starting in 2008, we expect that we will also incur significant manufacturing costs in U.S. dollars and receive significant revenues in currencies other than the U.S. dollar for the sales of Oakley products (which we refer to as Economic Risk); and

2.               Differences between the functional currency of certain subsidiaries and the Euro as the reporting currency (which we refer to as Translation Risk).

Economic Risk.  A strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products manufactured in Italy and/or reduce our gross margins. However, we expect that our newly acquired Oakley manufacturing facilities in the U.S. will offset these reduced margins as we expand Oakley’s sales in Euro-denominated countries.  We expect that the weakening of the Euro will have the reverse effect.  In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

Effective January 1, 2001, we adopted SFAS 133, as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivatives, whether designated as a hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) in the consolidated statement of shareholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as a hedge, changes in fair value are recognized in operations.

From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2007, we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 120 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

Translation Risk. A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2007 and 2006 and is not meant to be a tabular disclosure of market risk:

2007	U.S. Dollars	Euro	Other	Total
Revenues	61.2%	20.6%	18.2%	100%
Operating expenses	59.2%	24.0%	16.8%	100%

2006	U.S. Dollars	Euro	Other	Total
Revenues	65.1%	18.7%	16.2%	100%
Operating expenses	63.8%	21.5%	14.7%	100%

Because a large portion of our revenues and expenses are denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a ten percent weakening of the U.S.$ against the Euro as compared to the actual 2007 and 2006 average exchange rate between the U.S.$ and Euro would have been a decrease in income before taxes of Euro 66.7 million and of Euro 63.2 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

The acquisitions of OPSM in 2003, Cole in 2004 and Oakley in 2007 have further increased our exposure to fluctuations in currency exchange rates. The majority of the operations, assets and liabilities of Cole and Oakley are denominated in U.S. dollars, while, for OPSM and a part of the Oakley business, the operations, assets and liabilities are mostly denominated in Australian dollars.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based upon that evaluation, our principal executive officer and our principal financial officer have concluded that the design and operation of our disclosure controls and procedures provide reasonable assurance that, as of December 31, 2007, the disclosure controls and procedures are effective.

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

During 2007, we completed several acquisitions, including: D.O.C Optics Corporation, a 100-store optical chain in the midwest United States, for approximately Euro 83.7 million; the purchase of an additional 26 percent stake of our India-based manufacturer and distributor RayBan Sun Optics India, Ltd. for approximately Euro 13 million; and Oakley, Inc., a manufacturer, distributor, specialty retailer and owner of the “Oakley” trade name for Euro 1,438.7 million.  As of year end, each of these acquired businesses was a separate control environment.  These businesses were excluded from management’s report on internal controls over financial reporting, as permitted by SEC guidance, for the year ended December 31, 2007.  The excluded businesses were not material to the Company’s consolidated results of operations for fiscal year 2007.  With the exception of Oakley, the excluded businesses were not material to the Company’s consolidated balance sheets.  For additional information regarding Oakley’s net assets, see Note 5 to our Consolidated Financial Statements included in Item 18 of this annual report.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our independent registered public accounting firm has audited and issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2007, which appears elsewhere in this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that a member of our Board of Statutory Auditors, Marco Reboa, qualifies as an “audit committee financial expert,” as defined in the SEC rules, and is “independent,” as defined in such rules. The Board of Statutory Auditors has been designated by our Board of Directors as the appropriate body to act as our “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. See Item 6—“Directors, Senior Management and Employees—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange—Board Committees.”

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

In accordance with Italian law, we adopted a Procedure for Handling Privileged Information, updated in March 2008, in order to ensure that material non-public information is promptly and adequately disclosed to the public and in compliance with the fundamental principles of transparency and truthfulness. We also adopted an Internal Dealing Procedure in order to comply with certain regulatory amendments. The procedure, updated in March 2008, governs the disclosure obligations and the limitations concerning transactions carried out on shares and other financial instruments by a “significant” person (including directors, the main shareholders of the company and the persons closely related to them).

ITEM 16C. Principal Accountant Fees and Services

Deloitte & Touche S.p.A., or Deloitte & Touche, was engaged as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2007 and 2006. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting tasks for us around the world. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Internal Control Committee, all audit services for the annual audit of Luxottica Group S.p.A.’s own financial statements and for the audit of the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost. Updates on audit and non-audit services to be provided by Deloitte & Touche are provided to the Board quarterly.

The following table sets forth the aggregate fees paid by the Company to Deloitte & Touche for 2007 and 2006:

Thousands of Euro	2007 Fees	2006 Fees
Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	4,231	5,258
Audit related fees (including benefit plan audits and acquisition due diligence)	355	427
Tax fees (including compliance and planning)	605	1,854
All other fees (including royalty audits)	0	221
Total fees	5,191	7,760

Our Board of Directors has approved all of the audit and non-audit fees of Deloitte & Touche for the year 2007 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50 percent.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

From January 1, 2007 to December 31, 2007, no purchases were made by or on behalf of the Company or any affiliated purchaser of ordinary shares or ADSs.

The ordinary meeting of shareholders on May 13, 2008 approved a program authorizing the repurchase and disposal of up to a maximum of 18,500,000 Luxottica Group ordinary shares over the 18-month period following such date, for a maximum cost of up to Euro 370,000,000.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets, December 31, 2007 and 2006	F-4
Consolidated Statements of Income for the Years Ended December 31, 2007, 2006 and 2005	F-6
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2005, 2006 and 2007	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	F-8
Notes to Consolidated Financial Statements	F-10

Consolidated Financial Statement Schedules
Valuation and Qualifying Accounts	F-52

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the “Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007.  Our audits also included the financial statement schedule listed in the Index at Item 18.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 2 and 8 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes to conform to Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Milan, Italy

June 24, 2008

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma	A Member of
Roma Torino Treviso Verona Vicenza	Deloitte Touche Tohmatsu

Sede Legale: Via Tortona 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220,00 i.v.
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

Deloitte & Touche S.p.A.
Via Tortona 25
20144 Milano
Italia

Tel:	+39 02 833.22111
Fax:	+39 02 833.22112
www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

LUXOTTICA GROUP S.p.A.

We have audited the internal control over financial reporting of Luxottica Group S.p.A and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in “Management’s Report on Internal Control over Financial Reporting”, management excluded from its assessment the internal control over financial reporting at Oakley Inc., D.O.C. Optics Corporation, and the 26 percent stake in RayBan Sun Optics India Ltd. (the “Acquired Entities”), which were acquired in November, February, and June 2007, respectively, and whose financial statements constitute approximately 29% of total assets, 3% of net sales and 1% of operating income of the consolidated financial statement amounts, as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Entities. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma	A Member of
Roma Torino Treviso Verona Vicenza	Deloitte Touche Tohmatsu

Sede Legale: Via Tortona 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220,00 i.v.
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated June 24, 2008 expressed an unqualified opinion on those financial statements and financial statements schedule, and included an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” effective January 1, 2007.

Milan, Italy

June 24, 2008

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2007 AND 2006 (*)

	2007	2007	2006
	(US $/000) (1)	(Euro/000)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$442,317	302,894	339,122
Marketable securities	31,170	21,345
Accounts receivable - net (Less allowance for doubtful accounts: € 25.5 million in 2007 (US $ 37.3 million) and € 22.7 million in 2006)	971,368	665,184	533,772
Sales and income taxes receivable	129,967	89,000	24,924
Inventories - net	839,696	575,016	400,895
Prepaid expenses and other	203,426	139,305	98,156
Deferred tax assets - net	172,101	117,853	96,595

Total current assets	2,790,045	1,910,597	1,493,464

PROPERTY, PLANT AND EQUIPMENT - net	1,544,679	1,057,782	787,201

OTHER ASSETS:
Goodwill	3,799,467	2,601,840	1,694,614
Intangible assets - net	1,907,323	1,306,117	830,362
Investments	25,801	17,668	23,531
Other assets	285,298	195,370	94,501
Deferred tax assets	99,142	67,891	45,205

Total other assets	6,117,031	4,188,887	2,688,213

TOTAL ASSETS	$10,451,755	7,157,266	4,968,878

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

	2007	2007	2006
	(US $/000) (1)	(Euro/000)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank overdrafts	$665,295	455,588	168,358
Current portion of long-term debt	1,157,459	792,617	359,527
Accounts payable	618,338	423,432	349,598
Accrued expenses
Payroll and related	194,194	132,983	145,005
Customers’ right of return	38,781	26,557	17,881
Other	450,850	308,738	229,713
Income taxes payable	28,205	19,314	155,195

Total current liabilities	3,153,123	2,159,229	1,425,277

LONG-TERM DEBT	2,813,301	1,926,523	959,735

LIABILITY FOR TERMINATION INDEMNITIES	83,107	56,911	60,635

DEFERRED TAX LIABILITIES - NET	362,704	248,377	95,124

OTHER LONG-TERM LIABILITIES	335,828	229,972	181,888

COMMITMENTS AND CONTINGENCIES

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	60,013	41,097	30,371

SHAREHOLDERS’ EQUITY:
Capital stock par value € 0.06 - 462,623,620 and 460,216,248 ordinary shares authorized and issued at December 31, 2007 and 2006, respectively; 456,188,834 and 453,781,462 shares outstanding at December 31, 2007 and 2006, respectively	40,534	27,757	27,613
Additional paid-in capital	405,887	277,947	203,016
Retained earnings	3,850,618	2,636,868	2,343,800
Accumulated other comprehensive loss, net of tax	(551,158)	(377,428)	(288,593)
Total	3,745,881	2,565,145	2,285,836
Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2007 and 2006, respectively	102,201	69,987	69,987
Total shareholders’ equity	3,643,680	2,495,158	2,215,849

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,451,755	7,157,266	4,968,878

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (*)

	2007	2007	2006	2005
	(US $/000) (1)		(Euro/000)

NET SALES	$7,251,929	4,966,054	4,676,156	4,134,263

COST OF SALES	(2,300,876)	(1,575,618)	(1,487,700)	(1,373,073)

GROSS PROFIT	4,951,053	3,390,436	3,188,456	2,761,190

OPERATING EXPENSES:
Selling and advertising	(3,021,770)	(2,069,280)	(1,948,466)	(1,755,536)
General and administrative	(712,397)	(487,843)	(484,002)	(424,253)

Total	(3,734,167)	(2,557,123)	(2,432,468)	(2,179,789)

INCOME FROM OPERATIONS	1,216,886	833,313	755,987	581,401

OTHER INCOME (EXPENSE):
Interest income	24,952	17,087	9,804	5,650
Interest expense	(130,694)	(89,498)	(70,622)	(66,171)
Other - net	28,885	19,780	(16,992)	18,429

Other income (expense) - net	(76,857)	(52,631)	(77,810)	(42,092)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,140,029	780,681	678,177	539,309

PROVISION FOR INCOME TAXES	(399,393)	(273,501)	(238,757)	(199,266)

INCOME BEFORE MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	740,636	507,180	439,420	340,043

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	(21,870)	(14,976)	(8,715)	(9,253)

NET INCOME FROM CONTINUING OPERATIONS	718,766	492,204	430,705	330,790

DISCONTINUED OPERATIONS, NET OF TAXES			(6,419)	11,504

NET INCOME	$718,766	492,204	424,286	342,294

EARNINGS PER SHARE: BASIC
Continuing Operations	1.58	1.08	0.95	0.73
Discontinued operations			(0.01)	0.03
Net Income	1.58	1.08	0.94	0.76

EARNINGS PER SHARE: DILUTED
Continuing Operations	1.57	1.07	0.94	0.73
Discontinued operations			(0.01)	0.03
Net Income	1.57	1.07	0.93	0.76

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands)
Basic	455,185	455,185	452,898	450,179
Diluted	458,531	458,531	456,186	453,303

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007 (*)

							Accumulated
						Other	Other
			Additional		Unearned	Comprehensive	Comprehensive	Treasury	Total
	Common Stock		Paid-in	Retained	Stock-based	Income (Loss)	Income (Loss)	Shares Amount,	Shareholders'
	Shares	Amount	Capital	Earnings	Compensation	Net of Tax	Net of Tax	at Cost	Equity
BALANCES, JANUARY 1, 2005	455,205,473	27,312	47,167	1,812,073			(320,958)	(69,987)	1,495,607

Exercise of stock options	2,770,250	167	28,062						28,229
Translation adjustment						157,776	157,776		157,776
Aggregate stock based compensation			70,273		(70,273)
Realized stock based compensation					21,706				21,706
Minimum pension, liability, net of taxes of Euro 1.6 million						2,534	2,534		2,534
Tax benefit on stock options			4,677						4,677
Change in fair value of derivative instruments, net of taxes of Euro 2.3 million						4,694	4,694		4,694
Dividends declared (Euro 0.23 per share)				(103,484)					(103,484)
Net Income (continuing operations)				330,790		330,790			330,790
Income from discontinued operations				11,504		11,504			11,504
Comprehensive income						507,298

BALANCES, DECEMBER 31, 2005	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033

Exercise of stock options	2,240,525	134	24,308						24,443
Translation adjustment						(126,853)	(126,853)		(126,853)
Effect of adoption of SFAS 123 R			(48,567)		48,567				0
Realized stock based compensation			47,969						47,969
Minimum pension, liability, net of taxes of Euro 0.4 million						(624)	(624)		(624)
Effect of adoption SFAS 158, net of taxes of Euro 5.5 million						(8,409)	(8,409)		(8,409)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.5 million						1,244	1,244		1,244
Diluted gain on business combinations, SAB 5-H gain			21,847						21,847
Excess tax benefit on stock options			7,279						7,279
Change in fair value of derivative instruments, net of taxes of Euro 1.8 million						2,003	2,003		2,003
Dividends declared (Euro 0.29 per share)				(131,369)					(131,369)
Net Income (continuing operations)				430,705		430,705			430,705
Loss from discontinued operations				(6,419)		(6,419)			(6,419)
Comprehensive income						291,647

BALANCES, DECEMBER 31, 2006	460,216,248	27,613	203,016	2,343,800			(288,593)	(69,987)	2,215,849

Exercise of stock options	2,407,372	144	26,498						26,642
Translation adjustment						(90,881)	(90,881)		(90,881)
Effect of adoption of FIN 48				(8,060)					(8,060)
Realized stock based compensation			42,121						42,121
Adjustement to pension liability, net of taxes of Euro 3.9 million						9,688	9,688		9,688
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.9 million			6,313			(1,579)	(1,579)		(1,579)
Excess tax benefit on stock options									6,313
Change in fair value of derivative instruments, net of taxes of Euro 4.6 million						(6,062)	(6,062)		(6,062)
Dividends declared (Euro 0.42 per share)				(191,077)					(191,077)
Net Income				492,204		492,204			492,204
Comprehensive income						403,369

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868			(377,428)	(69,987)	2,495,158

Comprehensive income (1)						$589,040
BALANCES, DECEMBER 31, 2007 (1)	462,623,620	$40,534	$405,887	$3,850,618			$(551,158)	$(102,201)	$3,643,680
(US $/000) (1)

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP S.p.A. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 (*)

	2007	2007	2006	2005
	(US $/000)(1)		(Euro/000)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income from continuing operations	$718,766	492,204	430,705	330,790

Adjustments to reconcile net income to net cash provided by operating activitities:

Minority interest in income of consolidated subsidiaries	21,870	14,976	8,715	9,253
Non cash stock-based compensation	61,510	42,121	47,969	21,706
Excess tax benefits from stock-based compensation	(9,218)	(6,313)	(7,279)
Depreciation and amortization	339,977	232,813	220,797	184,652
Benefit for deferred income taxes	(65,768)	(45,037)	(72,509)	(91,297)
Loss (Gain) on disposals of fixed assets - net	(28,238)	(19,337)	4,930	6,559
Termination indemnities matured during the year - net	(5,249)	(3,595)	4,369	3,723

Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	(81,349)	(55,707)	(83,107)	(33,634)
Prepaid expenses and other	(322,327)	(220,727)	8,568	(56,767)
Inventories	(61,209)	(41,916)	(27,658)	66,491
Accounts payable	65,695	44,988	76,021	49,615
Accrued expenses and other	(13,776)	(9,433)	(25,243)	(17,544)
Accrual for customers’ right of return	14,391	9,855	11,121	5,448
Income taxes payable	(134,556)	(92,142)	5,875	126,708

Total adjustments	(218,247)	(149,454)	172,569	274,914

Cash provided by operating activities from continuing operations	$500,519	342,750	603,274	605,704

	2007	2007	2006	2005
	(US $/000) (1)		(Euro/000)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(488,863)	(334,769)	(272,180)	(220,016)
Disposals	43,371	29,700	21,563	1,022
Increase in investments			(5,872)
Purchases of businesses net of cash acquired	(2,177,433)	(1,491,086)	(134,114)	(86,966)
Sale of investment in Pearle Europe				144,000
Sale of Things Remembered			128,007
Additions of intangible assets	(5,671)	(3,883)	(1,140)	(4,479)

Cash used in investing activities of continuing operations	(2,628,596)	(1,800,038)	(263,737)	(166,439)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	3,132,968	2,145,428	84,100	373,462
Repayments	(986,920)	(675,834)	(233,378)	(623,338)
Swap termination fees				(7,062)
Repayment of acquired lines of credit	(243,253)	(166,577)
Increase (decrease) in overdraft balances	412,214	282,280	(101,008)	(17,813)
Exercise of stock options	38,905	26,642	24,443	28,229
Excess tax benefit from stock-based compensation	9,218	6,313	7,279
Dividends	(279,030)	(191,077)	(131,369)	(103,484)

Cash provided for (used in) financing activities of continuing operations	2,084,102	1,427,174	(349,933)	(350,006)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(43,975)	(30,114)	(10,395)	89,260

CASH AND EQUIVALENTS, BEGINNING OF YEAR	495,220	339,122	367,461	253,246

Effect of exchange rate changes on cash and cash equivalents	(8,928)	(6,114)	(17,944)	24,955

CASH AND EQUIVALENTS, END OF YEAR	$442,317	302,894	339,122	367,461

Cash provided by (used in) operating activities of discontinued operations			(5,688)	17,756
Cash provided by (used in) investing activities of discontinued operations			(9,186)	(9,340)
Cash provided by (used in) financing activities of discontinued operations			16,209	(8,318)

(DECREASE)INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS			1,334	99

CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATION AT BEGINNING OF YEAR			4,795	4,103

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS			(557)	593

CASH RETAINED BY DISCONTINUED OPERATIONS UPON SALE			(5,572)

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATIONS AT END OF PERIOD				4,795

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest	106,897	73,202	67,496	61,770
Cash paid during the year for income taxes	663,067	454,062	242,628	153,287
Acquisition of businesses:
Fair value of assets acquired	796,052	545,129	10,863	3,702

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP S.p.A. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Luxottica Group S.p.A. and its subsidiaries (collectively “Luxottica Group” or the “Company”) operate in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

Through its manufacturing and wholesale distribution operations, Luxottica Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, and, with the acquisition of Oakley Inc. (“Oakley”) in November 2007, the Company, through various Oakley subsidiaries, is a designer, manufacturer, and worldwide distributor of performance optics products.

Through its retail operations, as of December 31, 2007, the Company owned and operated 5,885 retail locations worldwide (5,280 locations at December 31, 2006) and franchised an additional 522 locations (439 locations at December 31, 2006) principally through LensCrafters, Inc., Sunglass Hut International Inc., OPSM Group Limited, Cole National Corporation (“Cole”) and Oakley. The retail division of Oakley (“O” retail) consists of owned retail locations operating under various names including “O” stores which sell apparel and other Oakley branded merchandise in addition to performance sunglasses. At December 31, 2007, our retail operations by geographic region and significant trade names were as follows:

	North America	Europe/Middle East	Australia/New Zealand/ South Africa	China/Hong Kong	Other	Total
LensCrafters	951			165		1,116
Sunglass Hut	1,738	110	287	6		2,141
Pearle and Licensed Brands	1,815					1,815
OPSM Group			551			551
Oakley	107				39	146
Other			32	84		116
Franchisee locations	414		108			522

Total	5,025	110	978	255	39	6,407

Luxottica Group’s net sales consist of direct sales of finished products manufactured under its own brand names or licensed brands to opticians and other independent retailers through its wholesale distribution channels and direct sales to consumers through its retail segment.

Demand for the Company’s products, particularly the higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which the Company operates.

The North America retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods ended January 1, 2006, December 30, 2006, and December 29, 2007.

Principles of consolidation and basis of presentation - The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned subsidiaries. During 2007 a subsidiary of the Company located in the United States acquired an additional 26 percent interest in an affiliated manufacturing and wholesale distributor, located and publicly traded in India, in which it previously held an approximate 44 percent. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. The Company owns a 50 percent interest in an affiliated company located in Great Britain which is accounted for under the equity method. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Foreign Currency Translation and Transactions – Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments are recorded as a separate component of “Accumulated other comprehensive income (loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in the consolidated statement of income in such year. Aggregate foreign exchange transaction gain/(loss) for the fiscal years 2007, 2006 and 2005 were Euro 15.2 million, Euro (19.9) million and Euro 9.5 million, respectively.

Cash and Cash Equivalents – Cash and cash equivalents includes cash on hand, demand deposits, and highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 25.5 million and Euro 23.4 million at December 31, 2007 and 2006, respectively.

Bank Overdrafts – Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (see “Credit Facilities” included in Note 14 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiaries’ agreements require a guarantee from Luxottica Group. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories – Luxottica Group’s manufactured inventories, approximately 66.2 percent and 66.7 percent of total frame inventory for 2007 and 2006, respectively, are stated at the lower of cost, as determined under the weighted-average method, or market value. Retail inventories not manufactured by the Company or its subsidiaries are stated at the lower of cost as determined by the weighted-average cost, or market value. Inventories are recorded net of allowances for estimated losses. This reserve is calculated using various factors including sales volume, historical shrink results and current trends.

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

Maintenance and repair expenses are expensed as incurred. Upon the sale or disposition of property and equipment, the cost of the asset and the related accumulated depreciation and leasehold amortization are removed from the accounts and any resulting gain or loss is included in the consolidated statement of income.

Capitalized Leased Property – Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill – Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of four units, Wholesale, Retail North America, Retail Asia Pacific and Retail Other, as required by the provisions of SFAS 142. For the fiscal years 2007, 2006 and 2005 the Company has not recorded a goodwill impairment charge.

Trade Names and Other Intangibles – In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are subject to test for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the fiscal years 2007, 2006 and 2005 was Euro 69.5 million, Euro 68.8 million and 61.9 million, respectively.

Impairment of Long-Lived Assets – Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, the Company records an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with SFAS 144. The aggregate impairment loss on certain non-performing long-lived assets charged to the consolidated statements of income during fiscal years 2007, 2006 and 2005 was not material.

Store Opening and Closing Costs - Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the consolidated statements of income during fiscal years 2007, 2006 and 2005 were not material.

Self Insurance - The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported.  The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2007 and 2006, self insurance accruals were Euro 40.9 million and 37.4 million, respectively.

Income Taxes - Income taxes are recorded in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

As of January 1, 2007, the Company adopted Financial Accounting Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of income. Accrued interest and penalties are included within the related tax liability in the consolidated balance sheet.

Liability for Termination Indemnities - The reserve for employee termination indemnities of Italian companies was considered a defined benefit plan through December 31, 2006 and was accounted for accordingly. Effective January 1, 2007, the Italian employee termination indemnity system was reformed, and such indemnities are subsequently accounted for as a defined contribution plan. Termination indemnities in other countries are provided through payroll tax and other social contributions in accordance with local statutory requirements (see Note 10).

Revenue Recognition - Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company’s managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues. Excluded from revenues and recorded net in expenses when applicable are amounts collected from customers and remitted to governmental authorities for taxes directly related to the revenue-producing transaction.

Revenue is recognized when it is realized or realizable and earned. Revenue is considered to be realized or realizable and earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured.

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, Revenue Recognition When Right of Return Exists, are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned.  This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends.  There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses. Total shipping costs in fiscal years 2007, 2006 and 2005 associated with the sale of goods in the Wholesale Division were Euro 8.3 million, Euro 7.3 million and Euro 6.0 million, respectively.

Retail Division revenues, including internet and catalogue sales, are recognized upon receipt by the customer at the retail location, or when goods are shipped directly to the customer for internet and catalog sales. In some countries, the Company allows retail customers to return goods for a period of time and, as such, the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. As such, the right of return does not impact the timing of revenue recognition as all conditions of Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists, are satisfied at the date of sale. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the

Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2007 and 2006 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 22.9 million and Euro 21.8 million, respectively. Also included in Retail Division revenues are managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues, which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

Oakley licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

The Retail Division previously sold separately priced extended warranty contracts with terms of coverage of 12 months. Revenues from the sale of these warranty contracts are deferred and amortized over the lives of the contracts, while costs to service the warranty claims are expensed as incurred.

A reconciliation of the changes in deferred revenue from the sale of warranty contracts and other deferred items for the years ended December 31, 2007 and 2006, is as follows:

(thousands of Euro)	2007	2006
Beginning balance	15,798	41,099
Translation difference	(586)	(3,643)
Warranty contracts sold	—	30,151
Other deferred revenues	—	70
Amortization of deferred revenues	(15,212)	(51,879)
Total	—	15,798
Current	—	15,798
Non-current	—	—

The Company earns and accrues franchise revenues based on sales by franchisees which are accrued as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company and when the related store begins operations. These initial franchise fees were immaterial for the fiscal years 2007, 2006 and 2005. Accruals are established for amounts due under these relationships when they are determined to be uncollectible.

The Wholesale and Retail Divisions may offer certain promotions during the year.  Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer.  Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Managed Vision Care Underwriting and Expenses - The Company sells vision insurance plans which generally have a duration of up to five years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported, with a high degree of confidence. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period.

Advertising and Direct Response Marketing – Costs to develop and create newspaper, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising.  Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred during fiscal years 2007, 2006 and 2005 were Euro 348.2 million, Euro 318.1 million and Euro 267.8 million, respectively, and no significant amounts have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs.  Operating expenses in the Consolidated Statements of Income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales.  The amounts received in fiscal years 2007, 2006 and 2005 for such reimbursement were Euro 16.8 million, Euro 19.2 million and Euro 15.5 million, respectively.

Earnings Per Share – Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2007, 2006 and 2005. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

	2007	2006	2005

Weighted average shares outstanding – basic	455,184,797	452,897,854	450,179,073

Effect of dilutive stock options	3,345,812	3,287,796	3,124,353

Weighted average shares outstanding – dilutive	458,530,609	456,185,650	453,303,426

Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	4,947,775	6,885,893	569,124

Stock-Based Compensation - Stock-based compensation represents the cost related to stock-based awards granted to employees. Stock-based compensation cost is measured at grant date based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. The fair value of stock options is estimated using a binomial lattice valuation technique. Deferred tax assets are recorded for awards that result in deductions on income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which the deduction will be received. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in Additional Paid-In Capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statements of income (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Fair Value of Financial Instruments - Financial instruments consist primarily of cash and cash equivalents, marketable securities, debt obligations, and derivative financial instruments which are either accounted for as fair value or cash flow hedges, and starting in 2006, financial instruments also include a note receivable from a third party for the sale of Things Remembered Inc. (“TR Note”). Luxottica Group estimates the fair value of cash and cash equivalents and marketable securities based on interest rates available to the Company and by comparison to quoted market prices and its debt obligations, as there are no quoted market prices, based on interest rates available to the Company. The fair value associated with financial guarantees has been accrued for when applicable and is disclosed in Note 15. The fair values of letters of credit are not disclosed as it is not practicable for the Company to do so and substantially all of these instruments are in place for operational purposes such as security on leases and health benefits. The fair value of the TR Note was based on discounted projected cash flows utilizing an expected yield.

At December 31, 2007 and 2006, the fair value of the Company’s financial instruments approximated the carrying value except as otherwise disclosed.

Derivative Financial Instruments – Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended and interpreted.

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the Statements of Consolidated Shareholders’ Equity and are recognized in the consolidated statements of income when the hedged item affects operations. The effect of these derivatives in the consolidated statements of income depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the consolidated statements of income, under the caption “Other – net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, hedging relationship is expected to be highly effective and effectiveness is tested at the inception date and at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized immediately as earnings. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income relating to these cash flow hedges in fiscal 2008 is approximately Euro (1.2) million, net of taxes.

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

Defined Benefit Pensions - The funded status of the Company’s defined benefit pension plans is recognized in the consolidated statement of income. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at September 30, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement benefit obligation equal to this excess. The current portion of the retirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis.

Net periodic pension benefit cost/(income) is recorded in the consolidated statements of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money cost associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants.

Information Expressed in US Dollars - The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into US Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to US Dollar 1.4603. Such rate was determined by using the noon buying rate of the Euro to US Dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007. Such translations should not be construed as representations that Euro amounts could be converted into US Dollars at that or any other rate.

Reclassifications - The presentation of certain prior year information has been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements –

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133  (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently assessing the impact of SFAS 161.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51, establishing new accounting and reporting standards for noncontrolling interests (formally known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. The key differences include that non-controlling interests will be recorded as a component of equity, the consolidated income statements and statements of comprehensive income will be adjusted to include the non controlling interest and certain disclosures have been updated.  The statement is effective for the fiscal years and interim periods within those years beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Company has minority interests in certain subsidiaries and as such is currently evaluating the effect of adoption.

In December 2007, FASB issued SFAS No. 141(R), Business Combinations Revised (“SFAS 141(R)”), which revises the current SFAS 141. The significant changes include a change from the “cost allocation process” to determine the value of assets and liabilities to a full fair value measurement approach. In addition, acquisition related expenses will be expensed as incurred and not included in the purchase price allocation and contingent liabilities will be separated into two categories, contractual and non-contractual, and accounted for based on which category the contingency falls into. This statement applies prospectively and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008.  Since it will be applied prospectively it will not have an effect on the current financial statements, however, since the Company participates in business combinations, in the future the Company believes this statement after the adoption date could have a significant effect on future operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB No. 115, which allows the Company to elect to record at fair value financial assets and liabilities, on an instrument by instrument basis, with the change being recorded in earnings.  Such election is irrevocable after elected for that instrument and must be applied to the entire instrument. The adoption of such standard is for fiscal years beginning after November 15, 2007. The adoption is not expected to have a material effect on the consolidated financial statements.

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

In September 2006, FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension Other Post Retirement Plans, which requires the Company to recognize an asset or liability for the funded status (difference between fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the Projected Benefit Obligation) of its retirement plans and recognize changes in the funded status annually through other comprehensive income (“O.C.I.”). Additionally, the statement changes the date as of which the funded status can be measured (eliminates the 90 day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006, and as such, refer to Note 10 for the effect on adoption. The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact on the consolidated financial statements of changing its measurement date.

2.         RELATED PARTY TRANSACTIONS

Fixed Assets - In 2002, a subsidiary of the Company entered into an agreement with the Company’s Chairman to lease to him a portion of a building for Euro 0.5 million annually. The expiration date of this lease is 2010.

As of December 31, 2007 the receivable from the Company’s Chairman amounts to Euro 0.3 million (Euro 0.2 million as of December 31, 2006).

License Agreement – The Company has a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Brooks Brothers. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is owned and controlled by a Director of the Company. The license agreement expires in 2009. Royalties paid to RBA for such agreement were Euro 0.9 million, Euro 1.3 million and Euro 0.5 million in fiscal years 2007, 2006 and 2005 respectively.

In July 2004, the Company signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name was owned by RBA until November 2006 when the license was sold by RBA to a party unrelated to the Company. For fiscal years 2006 and 2005 royalties paid to RBA for such agreement were Euro 1.0 million and Euro 0.9 million.

As of December 31, 2007 the balance of accounts receivable and payable related to RBA (including service revenues described in the next paragraph) amount to Euro 0.0 million and Euro 0.4 million, respectively (Euro 0.1 million and Euro 0.7 million, as of December 31, 2006).

Service Revenues - During fiscal years 2007, 2006 and 2005, subsidiaries of Luxottica U.S. Holdings Corp. (“US Holdings”) performed certain services for RBA. Amounts received for the services provided were Euro 0.2 million, Euro 0.7 million and Euro 0.6 million, in fiscal 2007, 2006 and 2005, respectively.

Stock Incentive Plan - On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company’s authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In 2007, 400,000 options from this grant were exercised.

Transactions with Former Chairman of Oakley — Certain of the Company’s Oakley associates perform services for a company owned by the former chairman of Oakley.  Total billings for services rendered by Oakley were Euro 0.4 million since the acquisition date. The agreement governing the provision of these services can be terminated at any time with a 30 day written notice. In addition, Oakley may incur other costs on behalf of the former chairman and such company that are reimbursed after such amounts are paid by Oakley or with a prepaid deposit. As of December 31, 2007, the aggregate amount due from the former chairman and such company was approximately Euro 0.1 million.

Oakley leases an aircraft from a different corporation owned by the former chairman of Oakley which expires January 31, 2009, subject to automatic annual extensions unless Oakley, in its discretion, terminates the agreement as of such date or any subsequent expiration date. The annual lease payment is approximately Euro 0.1 million and the Company bears all costs and expenses of operating and maintaining the aircraft. Oakley entered into time sharing agreements with the former chairman and various other entities controlled by him whereby the Company is reimbursed for costs of the aircraft when utilized by the former chairman or such other entities.

As of December 31, 2007 total receivables and payables from/to other related parties not considered in the above reported paragraphs amount to Euro 0.9 million and Euro 0.7 million, respectively (Euro 1.3 million and Euro 0.2 million as of December 31, 2006). These amounts mainly refer to commercial transactions with the companies Type 20 S.r.l. and Optica Limited.

3.         INVENTORIES - NET

Inventories – net consisted of the following (thousands of Euro):

	2007	2006
Raw materials and packaging	117,191	76,352
Work in process	52,132	49,650
Finished goods	492,839	320,146
Less: Inventory obsolescence reserves	(87,146)	(45,253)
Total	575,016	400,895

4.         SALE OF THINGS REMEMBERED

 On September 29, 2006, the Company sold its Things Remembered (“TR”) specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (US$ 162.1 including costs of US$ 5.3 million) and a promissory note with a principal amount of Euro 20.6 million (US$26.1 million). The TR business operated solely in the United States and was included in the retail segment of the Company’s operations as of December 31, 2004 and 2005. In the consolidated statements of income, for 2005 and 2006, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the twelve-month periods ended December 31, 2005 and  2006, are as follows (thousands of Euro):

	2006 (1)	2005
Revenues	157,110	236,478
Income from operations	3,250	21,153
Income before provision for income taxes	761	18,260
Income tax provision	(45)	(6,756)

Gain/loss on sale	13,278	N/A
Income taxes on sale	(20,413)	N/A
(Loss)/Gain on discontinued operations	(6,419)	11,504

(1)        From January 1, 2006 through September 29, 2006

The promissory note has a stated interest rate of 15.0%. Interest is “paid-in-kind” annually in the form of an additional principal amount added to the outstanding principal balance. All unpaid interest and outstanding principal is due in March 2013. The promissory note is subordinated to certain other outstanding senior debt of the acquirer as defined in the promissory note. The promissory note has been classified as an “available-for-sale” security and as such changes in its fair value will be included in accumulated other comprehensive income and reclassified to earnings when realized. For fiscal 2006 and 2007 there were no amounts reclassified from other comprehensive income into earnings.

5.         ACQUISITIONS AND INVESTMENTS

a)     Oakley

On June 20, 2007, the Company and Oakley entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On November 14, 2007, the merger was consummated, the Company acquired all the outstanding common stock of Oakley which became a wholly owned subsidiary of the Company and its results of operations began to be included in the consolidated statements of income of the Company. The aggregate consideration paid by the Company to the former shareholders, option holders, and holders of other equity rights of Oakley was approximately Euro 1,425.6 million (US $2,091 million) in cash. In connection with the merger, the Company assumed approximately Euro 166.6 million (US $244.4 million) of outstanding indebtedness. The purchase price of 1,438.7 million (US $2,110.5 million) including approximately Euro 13.1 million (US $19.2 million) of direct acquisition related expenses  was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. Although all valuations are not yet completed, the Company believes that the preliminary allocation of the purchase price is reasonable, but is subject to revisions upon completion of the final valuation of certain assets and liabilities, which is expected to occur during 2008. As such, the final allocation of the purchase price among the assets and liabilities acquired may change in 2008 to reflect the final amounts. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. No portion of this goodwill is deductible for tax purposes. The acquisition of Oakley was made as a result of the Company’s strategy to strengthen its performance sunglass wholesale and retail businesses worldwide.

The purchase price (including acquisition-related expenses) has been allocated based upon the fair value of the assets acquired and liabilities assumed as follows (thousands of Euro):

Assets acquired:
Cash and cash equivalents	62,396
Inventories	132,267
Property, plant and equipment	142,483
Deferred tax assets	29,714
Prepaid expenses and other current assets	11,326
Accounts receivable	104,569
Trade names and other intangible	544,578
Other assets	3,978

Liabilities assumed:
Accounts payable	(36,285)
Accrued expenses and other current liabilities	(82,434)
Deferred tax liabilities	(183,046)
Outstanding borrowings on credit facilities	(166,577)
Other long term liabilities	(22,891)
Bank overdrafts	(5,575)

Fair value of net assets	534,502

Goodwill	904,148

Total purchase price	1,438,650

The following table sets forth the Company’s unaudited pro forma consolidated results of operations assuming that the acquisition of Oakley was completed as of January 1 of each of the fiscal years shown below (in thousands of Euro except for earnings per share data):

	2007	2006

Net Sales	5,539,000	5,243,055

Net Income	470,363	385,896

Earnings per share
Basic	1.04	0.85
Diluted	1.04	0.85

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

b)         Other acquisitions and investments:

The following is a description of other acquisitions and investments. No pro forma financial information is presented, as these acquisitions were not material, individually or in aggregate, to the Company’s consolidated financial statements.

In February 2007, the Company completed the acquisition of certain assets and assumed certain liabilities of D.O.C Optics Corporation and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States of America for approximately Euro 83.7 million (U.S. $110.2 million) in cash. The Company expects to convert the stores acquired to the current operating names, “LensCrafters” and “Pearle”. The purchase price, including direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The goodwill recorded in the consolidated financial statements as of December 31, 2007 totals Euro 70.4 million, of which Euro 64.9 million is deductible for tax purposes. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed and all valuations are not yet completed. The final allocation of the purchase price among the assets and liabilities acquired and the amount of the goodwill has been completed in 2008 resulting in no material differences from the purchase price allocation done in 2007. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States of America.

During 2007, in compliance with the 2006 decision of the Supreme Court of India, the Company launched a public offering to acquire an additional 31 percent of the outstanding equity share capital of RayBan Sun Optics India LTD (“RBSO”). Effective upon the entry of the shares tendered in the offer into the share register on June 26, 2007 the Company increased its ownership interest in RBSO to 70.5 percent. As of such date, RBSO was consolidated into the financial statements. The operations of RBSO for the short period in 2007 and prior to our obtaining majority control were immaterial to the consolidated financial statements presented. The total cost of the shares acquired was approximately Euro 13 million (US $17.2 million). The Company recorded the acquisition as a “step-acquisition” and allocated the purchase price paid over the newly acquired proportional share of the fair value of RBSO assets and liabilities acquired. There were no substantial unrecognized intangibles, and as such, goodwill was recorded for the excess price paid over the net fair values of assets and liabilities of approximately Euro 9.1 million (US $ 12.3 million).

On July 1, 2006, the Company acquired certain assets and assumed certain liabilities from King Optical Group Inc. consisting of its 74 Canadian optical store chain known as Shoppers Optical (“SO”). The aggregate consideration paid by the Company to the former owners of SO was approximately Canadian dollar (“CDN$”) 68.8 million (Euro 48.3 million) in cash. In connection with the acquisition, the Company assumed no indebtedness. The purchase price of CDN$ 69.3 million (Euro 48.7 million), including approximately CDN$ 0.1 million (Euro 0.4 million) of direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in no material differences from the purchase price allocation done in 2006. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in Canada.

In July 2005, the Company announced that SPV Zeta S.r.l., a new wholly owned Italian subsidiary, would acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. (“Xueliang Optical”) for a purchase price of Chinese Renminbi (“RMB”) 169 million (approximately Euro 17 million), plus RMB 40 million (approximately Euro 4 million) in assumed liabilities. Xueliang Optical has 79 stores in Beijing. The transaction was completed in April 2006 after the customary approvals by the relevant Chinese governmental authorities. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 22.6 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 with no material differences from the purchase price allocation performed in 2006, which resulted in the recognition of goodwill of Euro 21.3 million as of the date of acquisition. The acquisition was made as a result of the Company’s strategy to enter the retail business in The People’s Republic of China.

In October 2005, the Company announced that its new wholly owned Italian subsidiary, SPV Eta S.r.l., would acquire 100 percent of the equity interests in Ming Long Optical, the largest premium optical chain in the province of Guangdong, China, for a purchase price of RMB 290 million (approximately Euro 29 million). In July 2006 the Company completed the transaction after receiving the customary approvals by the relevant Chinese governmental authorities. Ming Long Optical operates a total of 278 locations in two of the top premium optical markets in mainland China, as well as in Hong Kong. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 30.3 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 with no material differences from the purchase price allocation performed in 2006, which resulted in the recognition of goodwill of Euro 15.8 million as of the date of acquisition. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in The People’s Republic of China.

In May 2006, the Company completed the purchase of the remaining 49% stake of the Turkish-based distributor Luxottica Gozluk Ticaret A.S. (“Luxottica Turchia”) for an amount of Euro 15 million. Goodwill of Euro 7.0 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. In November 2006 Standard Gozluk Industri Ve Tircaret A.S. (“Standard”), a Turkish wholesaler fully owned by the former minority shareholders of Luxottica Turchia, merged with Luxottica Turchia. As a result of the merger the former shareholders of Standard received a minority stake of Luxottica Turchia of 35.16% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 46.7 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in the recognition of intangible assets of approximately Euro 19.6 million and related deferred tax liabilities for approximately Euro 3.9 million and in the reduction of the goodwill recognized in 2006 by approximately Euro 15.7 million. The acquisition was made as a result of the Company’s strategy to continue expansion of its wholesale business in Turkey, in particular in the prescription frames market.

In November 2006, the Company completed the acquisition, which was announced in June 2006, of Modern Sight Optics, a leading premium optical chain that operates a total of 28 stores in Shanghai, China. These stores are located in premium and high-end commercial centers and shopping malls situated primarily in Shanghai’s downtown area and affluent residential areas. The Company acquired 100 percent of the equity interest in Modern Sight Optics for total consideration of RMB 140 million (approximately Euro 14 million). The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 16.3 million, including direct acquisition-related expenses, has been allocated to the fair market value of the assets and liabilities of the company as of the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 with no material differences from the purchase price allocation done in 2006 which resulted in the recognition of goodwill of Euro 15.9 million as of the date of acquisition. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in The People’s Republic of China.

In March 2007 the Company announced that it had acquired two prominent specialty sun chains in South Africa, with a total of 65 stores. The two acquisitions represent an important step in the expansion of the Company’s sun retail presence worldwide. Luxottica Group’s total investment in the two transactions was approximately Euro 10 million. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed and all valuations are not yet completed. The excess of the purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. The estimated preliminary goodwill totals Euro 8.3 million.

6.         PROPERTY, PLANT AND EQUIPMENT – NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	2007	2006

Land and buildings, including leasehold improvements	687,428	568,584
Machinery and equipment	697,776	629,362
Aircraft	40,222	40,385
Other equipment	439,696	363,417
	1,865,122	1,601,748

Less: accumulated depreciation and amortization	807,340	814,547
Total	1,057,782	787,201

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2007, 2006 and 2005 was Euro 163.3 million, Euro 151.9 million and 122.8 million, respectively. Included in other equipment is approximately Euro 71.6 million and Euro 32.3 million of construction in progress as of December 31, 2007 and 2006, respectively. Construction in-progress consists mainly of the opening, remodeling and relocation of stores and the expansion of manufacturing facilities in Italy.

Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

7.         GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007, are as follows (thousands of Euro):

	Retail Segment	Wholesale Segment	Oakley	Total

Balance as of January 1, 2006	1,350,776	295,897	—	1,646,673

Acquisitions (a)	111,186	44,738		155,924

Adjustments on previous acquisitions (a)	(3,249)	—		(3,249)

Change in exchange rates (b)	(104,714)	(20)		(104,734)

Balance as of December 31, 2006	1,353,999	340,615	—	1,694,614

Acquisitions (a)	86,021	9,611	904,148	999,780
				—
Adjustments on previous acquisitions (a)		(15,678)		(15,678)
				—
Change in exchange rates (b)	(84,323)	4,393	3,054	(76,876)

Balance as of December 31, 2007	1,355,697	338,941	907,202	2,601,840

(a)     Goodwill acquired in 2006 consisted primarily of the acquisition in Turkey in the Wholesale segment, and of minor acquisitions in Retail segment. Goodwill acquired in 2007 mainly consists of the acquisition of Oakley, of the acquisition of the additional 26% of the net equity of the Indian subsidiary and of minor acquisitions in the Retail segment.

(b)    Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consist of the following (thousands of Euro),

	2007	2006

LensCrafters trade name, net of accumulated amortization of Euro 76,080 thousand and Euro 77,518 thousand as of December 31, 2007 and 2006, respectively (a)	74,574	89,187

Ray-Ban acquired trade names, net of accumulated amortization of Euro 118,749 thousand and Euro 104,776 thousand as of December 31, 2007 and 2006, respectively (a)	160,747	174,424

Sunglass Hut International trade name, net of accumulated amortization of Euro 55,838 thousand and Euro 52,633 thousand as of December 31, 2007 and 2006, respectively (a)	150,969	176,207

OPSM acquired trade names, net of accumulated amortization of Euro 34,576 thousand and Euro 24,466 thousand as of December 31, 2007 and 2006, respectively (a)	112,467	123,158

Various trade names of Cole, net of accumulated amortization of Euro 5,313 thousand and Euro 8,617 thousand as of December 31, 2007 and 2006, respectively (a)	35,550	41,151

Cole distributor network, net of accumulated amortization of Euro 12,120 thousand and Euro 5,500 thousand as of December 31, 2007 and 2006, respectively (b)	66,716	79,054

Cole customer list and contracts, net of accumulated amortization of Euro 7,011 thousand and Euro 4,163 thousand as of December 31, 2007 and 2006, respectively (b)	39,066	45,969

Cole franchise agreements, net of accumulated amortization of Euro 2,515 thousand and Euro 1,927 thousand of December 31, 2007 and 2006, respectively (b)	12,961	15,199

Oakley acquired trade names, net of accumulated amortization of Euro 1,972 thousand at December 31, 2007 (see Note 5) (a)	376,937

Oakley Customer list, net of accumulated amortization of Euro 1,016 thousand at December 31, 2007 (see Note 5) (b)	143,548

Oakley other intangibles, net of accumulated amortization of Euro 1,099 thousand at December 31, 2007 (See note 5) (c)	22,475

Other intangibles, net of accumulated amortization of Euro 54,428 thousand and Euro 52,635 thousand as of December 31, 2007 and 2006, respectively (c)	110,107	86,013

Total	1,306,117	830,362

(a)     The LensCrafters, Sunglass Hut International, OPSM, Cole and Oakley trade names are amortized on a straight-line basis over a period of 25 years and the Ray-Ban trade names over a period of 20 years, as the Company believes these trade names to be finite-lived assets.

(b)    Distributor network, customer contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004 and of Oakley in 2007.  These assets have finite lives and are amortized on a straight-line basis over periods ranging between 20 and 25 years. The weighted average amortization period is 22.2 years.

(c)     Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these useful lives were determined based on the terms of the license agreements and non-compete agreements. During 2006, approximately Euro 11.4 million of intangibles related to a non compete agreement of Sunglass Hut International became fully amortized and were written off. During 2007, approximately Euro 5.8 million of intangibles became fully amortized and were written off.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Estimated annual amortization expense relating to identifiable assets, including the identifiable intangibles attributable to recent acquisitions for which the purchase price allocation is not final, is shown below (thousands of Euro):

Years ending December 31,
2008	81,618
2009	78,526
2010	78,253
2011	78,823
2012	76,826

8.         INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	2007	2006	2005
Income before provision for income taxes

Italian Companies	317,637	251,343	216,438
USA Companies	319,154	331,035	244,050
Other foreign Companies	143,890	95,799	78,821

Total income before provision for income taxes	780,681	678,177	539,309

Provision for income taxes

Current
Italian Companies	156,198	157,342	127,730
USA Companies	116,785	120,681	120,784
Other foreign Companies	61,742	33,206	40,855

Total provision for current income taxes	334,725	311,229	289,369

Deferred
Italian Companies	(47,736)	(23,016)	(74,874)
USA Companies	(10,592)	(3,392)	(14,295)
Other foreign Companies	(2,896)	(46,065)	(934)

Total provision for deferred income taxes	(61,224)	(72,473)	(90,103)

Total taxes	273,501	238,757	199,266

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows,

	Year ended December 31,
	2007	2006	2005

Italian statutory tax rate	37.3%	37.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(1.7)%	(1.5)%	1.7%
Aggregate Italian tax benefit - net			(4.1)%
Aggregate effect of asset revaluation in Australia		(6.8)%
Aggregate effect of Italian restructuring	(5.3)%
Aggregate effect of change in tax law in Italy	2.1%
Effect of non-deductible stock-based compensation	1.1%	5.5%	3.0%
Aggregate other effects	1.5%	0.7%	(0.9)%

Effective rate	35.0%	35.2%	37.0%

In 2005, the Company elected, under newly established tax regulations in Italy, to step-up the tax basis of certain assets, net of certain tax amounts the Company paid in that period.

In 2006, the Australian subsidiaries of the Company elected to apply a new tax consolidation regime, which was introduced by the Australian government. By electing such new consolidation regime for tax purposes, certain intangible and fixed assets were revaluated for tax purposes increasing their tax basis. The increase in the tax basis became effective in 2006 upon filing the final 2005 tax return in December 2006.

The 2007 tax benefit of 5.3%, relates to the business reorganization of certain Italian companies which results in the release of deferred tax liabilities and is partially offset by the increase by 2.1% in the 2007 tax charge due to the change in the Italian statutory tax rates which results in the reduction of deferred tax assets.

The deferred tax assets and liabilities as of December 31, 2007 and 2006, respectively, were comprised of (thousands of Euro):

Amounts in thousands of Euro

	2007	2006
Deferred Income Tax Assets
Inventory	73,062	65,192
Insurance and other reserves	10,238	14,947
Loss on investments	—	1,094
Right of return reserve	13,464	8,934
Deferred revenue extended warranty contracts	824	7,192
Net operating loss carryforwards	45,224	44,449
Recorded reserves	1,381	4,318
Occupancy reserves	14,681	11,616
Employee-related reserves (including pension liability)	48,977	39,374
Trade name	72,686	84,013
Other	26,693	1,900
Fixed assets	24,472	28,211
Total Deferred Tax assets	331,702	311,240

Valuation Allowance	(27,088)	(29,781)

Net Deferred tax assets	304,614	281,458

Deferred Income Tax Liabilities
Trade name	(216,997)	(113,448)
Equity revaluation step-up		(40,950)
Other intangibles	(117,975)	(65,412)
Dividends	(11,933)	(13,308)
Other	(20,342)	(1,663)
Total Deferred Income Tax Liabilites	(367,247)	(234,782)

Net Deferred Income Tax Assets/(Liabilities)	(62,633)	46,676

Deferred income tax assets have been classified in the consolidated financial statements as follows:

Deferred Income Tax Assets - current	117,853	96,595
Deferred Income Tax Assets - non current	67,891	45,205
Deferred Income Tax Liabilities - non current	(248,377)	(95,124)
	(62,633)	46,676

On December 24, 2007,the Italian Government issued the Italian Finance bill of 2008 (the “2008 Bill”). The 2008 Bill decreases the national tax rate (referred to as “IRES”) from 33% to 27.5%, and the regional tax rate (referred to as “IRAP”) from 4.25% to 3.9%. The effect of this change created an additional Euro 8 million of deferred tax expense in 2007.

The Company does not provide for an accrual for income taxes on undistributed earnings of its non Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2007 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

At December 31, 2007, a US subsidiary of the Company had Federal net operating loss carry-forwards (NOLs) of approximately Euro 93.5 million which may be used against income generated by restricted subgroups.  Substantially all of the NOLs begin expiring in 2019. Approximately Euro 231.1 thousands of these NOLs were used in 2007 and 2006, respectively.  The use of the NOL is limited due to restrictions imposed by U.S. tax rules governing utilization of loss carry-forwards following changes in ownership.  None of the net operating losses expired in 2007 or 2006. As of December 31, 2007, a US subsidiary of the Company had various state net operating loss carry-forwards, associated with individual states within the United States of America (SNOLs) totalling approximately Euro 3.4 million. These SNOLs begin expiring in 2008. Due to the Company’s US subsidiaries foreign operations, as of December 31, 2007, a US subsidiary of the Company has approximately Euro 3.9 million and Euro 5.1 million of non US net operating losses and foreign tax credit carry-forwards, respectively. These foreign NOLs and foreign tax credits will begin to expire in 2012 and 2013, respectively.

As of December 31, 2007 and 2006, the Company has recorded an aggregate valuation allowance of Euro 27.1 million and Euro 29.8 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods.

A reconciliation of the amount of unrecognized tax benefits is as follows (amounts in thousands of Euro):

Balance — January 1, 2007	54,089
Gross increase — acquisition of Oakley	14,176
Gross increase — tax positions in prior period	5,018
Gross decrease — tax positions in prior period	(7,473)
Gross increase — tax positions in current period	5,796
Settlements	(2,799)
Lapse of statute of limitations	(8,851)
Change in exchange rates	(3,365)

Balance — December 31, 2007	56,591

Included in the balance of unrecognized tax benefits at December 31, 2007, are Euro 39.9 million of tax benefits that, if recognized, would affect the effective tax rate.

The Group does not anticipate the unrecognized tax benefits to change significantly during 2008.

The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company’s accrual for penalties and interest during 2007 is immaterial and in total, as of December 31, 2007, the Company has recognized a liability for penalties of approximately Euro 5.9 million and interest of approximately Euro 9.6 million.

The Group is subject to taxation in Italy and foreign jurisdictions of which only the U.S. federal is significant.

Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2007, tax years from 2002 through the most recent year were open for such review. Certain Luxottica Group subsidiaries are subject to tax reviews for previous years and, during 2005 a wholly owned Italian subsidiary was subjected to a tax inspection. As a result of this, some insignificant recorded losses were reversed and an immaterial amount was accrued for as a liability. Management believes no significant unaccrued liabilities will arise from the related tax reviews.

The Group’s U.S. federal tax years for 2004, 2005 and 2006 are subject to examination by the tax authorities.

9.         LONG-TERM DEBT

Long-term debt consists of the following (thousands of  Euro):

	2007	2006

Credit agreement with various Italian financial institutions (a)	185,000	245,000
Senior unsecured guaranteed notes (b)	97,880	165,022
Credit agreement with various financial institutions (c)	1,059,918	895,240
Credit agreement with various financial institutions for Oakley Acquisition (e)	1,369,582
Capital lease obligations, payable in installments through 2007	1,866	3,626
Other loans with banks and other third parties, interest at various rates payable in installments through 2014. Certain subsidiaries’ fixed assets are pledged as collateral for such loans (d)	4,894	10,374

Total	2,719,140	1,319,262

Current maturities	792,617	359,527

(a) In September 2003, the Company acquired its ownership interest of OPSM and more than 90 percent of the performance rights and options of OPSM for an aggregate of AUD 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility includes a Euro 150 million term loan, which requires repayment of equal semi-annual instalments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (5.315 percent on December 31, 2007). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2007, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.988 percent on December 31, 2007). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2007. Under this credit facility Euro 85 million and Euro 145 million were borrowed as of December 31, 2007 and 2006, respectively.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which will decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.45 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro 0.44 million, net of taxes, is included in other comprehensive income as of December 31, 2007. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2008 is approximately Euro 0.41 million, net of taxes.

In December 2005, the Company entered into an unsecured credit facility with Banco Popolare di Verona e Novara. The 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2007, Euro 100 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (4.98 percent on December 31, 2007). In 2007 the credit facility was renewed and therefore its final maturity is December 3, 2008. The Company can select interest periods of one, three or six months.

(b) On September 3, 2003, US Holdings closed a private placement of US $300 million (Euro 205.4 million at the exchange rate of December 31, 2007) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2007. In December 2005, US Holdings terminated the fair value interest rate swap agreement described below, and as such, US Holdings will amortize the final adjustment to the carrying amount of the hedged interest-bearing financial instruments as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rates on the Series A, B, and C Notes for their remaining lives are 5.64 percent, 5.99 percent, and 5.44 percent, respectively. Under this credit facility Euro 97.9 million and Euro 165.0 million were borrowed as of December 31, 2007 and 2006, respectively.

In connection with the issuance of the Notes, US Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the “DB Swaps”). The three separate agreements’ notional amounts and interest payment dates coincided with the Notes. The DB Swaps exchanged the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.6575 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes. These swaps were treated as fair value hedges of the related debt and qualified for the shortcut method of hedge accounting (assuming no ineffectiveness in a hedge in an interest rate swap). Thus the interest income/expense on the swaps was recorded as an adjustment to the interest expense on the debt, effectively changing the debt from a fixed rate of interest to the swap rate. In December 2005, the Company terminated the DB Swaps. The Company paid the bank an aggregate of Euro 7.0 million (US $8.4 million), excluding accrued interest, for the final settlement of the DB Swaps.

(c) On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 1,130 million and US $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. On February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly instalments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of US $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole.  Amounts borrowed under Tranche B will mature in March 2012. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2012. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2007 was 4.976 percent for Tranche A, 5.449 percent for Tranche B, 5.239 percent on Tranche C amounts borrowed in US Dollars. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2006 and 2007. Under this credit facility, Euro 1,059.9 million and Euro 895.2 million was borrowed as of December 31, 2007 and 2006, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.48 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro 2.9 million, net of taxes, is included in other comprehensive income as of December 31, 2007. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2008 is approximately Euro 2.2 million, net of taxes.

During the third quarter of 2007 the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US $325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of Libor for an average fixed rate of 4.67 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US $ (4.5) million, net of taxes, is included in other comprehensive income as of December 31, 2007. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2008 is approximately US $ (3.0) million, net of taxes.

(d) Other loans consist of several small credit agreements.

(e) On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and its subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on “Net Debt to EBITDA” ratio, as defined in the agreement (5.503 percent for Facility D and 5.458 percent for Facility E on December 31, 2007). The final maturity of the credit facility is October 12, 2012. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2007. US $1,500.0 million was borrowed under this credit facility as of December 31, 2007.

During the third quarter of 2007 the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US $500.0 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of Libor for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US $ (1.4) million, net of taxes, is included in other comprehensive income as of December 31, 2007. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2008 is approximately US $ (3.6) million, net of taxes.

The short term bridge loan facility is for an aggregate principal amount of U.S. $500 million. Interest accrues on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent (5.208 percent on December 31, 2007). The final maturity of the credit facility is eight months from the first utilization date.

Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2007 as follows (thousands of Euro):

Year ended December 31,
2008	792,617
2009	133,876
2010	145,265
2011	185,170
2012	1,461,700
Following years	512
Total	2,719,140

10.       EMPLOYEE BENEFITS

Liability for Termination Indemnities -

With regards to staff leaving indemnities (“TFR”), Italian law provides for severance payments to employees upon dismissal, resignation, retirement of other termination of employment.  TFR, through December 31, 2006, was considered an unfunded defined benefit plan.  Therefore, through December 31, 2006, the Company accounted for the defined benefit plan in accordance with

EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan,” using the option to record the vested benefit obligation, which is the actuarial present value of the vested benefits to which the employee would be entitled if the employee retired, resigned or were terminated as of the date of the financial statements..

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan, therefore each year, the Company adjusts its accrual based upon headcount and inflation and excluding the changes in compensation level.

There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charge to earnings for the years ended December 31, 2007, 2006 and 2005 aggregated, Euro 15.4 million, Euro 12.9 million and Euro 12.0 million respectively.

Qualified Pension Plans – During fiscal years 2007 and 2006, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, which provides for the payment of benefits to eligible past and present employees of certain U.S. subsidiaries of the Company (“U.S. Associates”) upon retirement.  Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

This pension plan was amended effective January 1, 2006 granting eligibility to U.S. Associates who work in the Cole Vision stores, field management, and the related labs and distribution centers.  Additionally, the Company amended the pension accrual formula for the Cole associates, as well as all new hires for the Company.  The new formula has a more gradual benefit accrual pattern.  However, the Pension Protection Act of 2006 will require a change to the Plan’s vesting schedule effective January 1, 2008.

As of the effective date of the Cole acquisition, the Company assumed sponsorship of the Cole National Group, Inc. Retirement Plan (“Cole Plan”).  This is a qualified noncontributory defined benefit pension plan that covers Cole employees who have met eligibility service requirements and are not members of certain collective bargaining units. The pension plan provides for benefits to be paid to eligible past and present employees at retirement based primarily upon years of service and the employees’ compensation levels near retirement. In January 2002, the Cole Plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002, except for those who were aged 50 with 10 years of benefit service as of that same date, whose service will continue to increase as long as they remain employed by the Company.

As of December 31, 2007, the Cole Plan was merged into the existing U.S. Associates Pension Plan. The projected benefit obligation and the fair value of net assets transferred on such date were Euro 34.2 million (US $49.9 million) and Euro 37.6 million (US $54.9 million), respectively. Upon the merger, there were no changes to the provisions or benefit formulas of the plan.

Nonqualified Pension Plans and Agreements – The Company also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants of its U.S. Associates qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing U.S. tax law.  The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

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

The following tables provide key information pertaining to the Company’s U.S. pension plans and SERP.  The Company uses a September 30 measurement date for these plans.

Obligations and Funded Status (thousands of Euro):

	Pension Plans		SERP
	2007	2006	2007	2006

Change in benefit obligations:
Benefit obligation — beginning of period	272,248	278,947	8,320	6,530
Service cost	16,449	13,326	504	335
Interest cost	15,606	15,090	589	442
Actuarial (gain)/loss	(1,690)	3,195	1,871	1,832
Plan amendments		297
Benefits paid	(8,573)	(9,373)	(219)	(23)
Translation difference	(27,254)	(29,234)	(970)	(796)
Benefit obligation — end of period	266,786	272,248	10,095	8,320

	Pension Plans		SERP
	2007	2006	2007	2006

Change in plan assets:
Fair value of plan assets — beginning of period	216,792	206,316
Actual return on plan assets	24,203	14,514
Employer contribution	16,717	27,610	219	23
Benefits paid	(8,573)	(9,373)	(219)	(23)
Translation difference	(22,564)	(22,275)
Fair value of plan assets — end of period	226,575	216,792	0	0

Funded status	(40,211)	(55,456)	(10,095)	(8,320)

Amounts recognized in the consolidated balance sheets as of December 31, 2007 and 2006, consist of the following (thousands of Euro):

	Pension Plans		SERP
	2007	2006	2007	2006
Liabilities:
Current liabilities	—	—	770	232
Noncurrent liabilities	40,211	55,456	9,325	8,088
Total accrued pension liabilities	40,211	55,456	10,095	8,320

Other comprehensive income:
Net loss	28,380	43,690	3,898	2,799
Prior service cost	283	881	17	29
Contributions after measurement date	—	—	5	3
Accumulated other comprehensive income	28,663	44,571	3,920	2,831

The accumulated benefit obligations for the pension plans and SERP as of September 30, 2007 and 2006, were as follows (thousands of Euro):

	Pension Plans		SERP
	2007	2006	2007	2006

Accumulated benefit obligations	245,829	255,239	7,989	6,542

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net Periodic Benefit Cost:
Service cost	16,449	13,326	504	335
Interest cost	15,606	15,090	589	442
Expected return on plan assets	(16,703)	(15,837)	—	—
Amortization of actuarial loss	2,640	3,277	413	299
Amortization of prior service cost	547	561	9	10

Net periodic benefit cost	18,539	16,417	1,515	1,086

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	(9,191)	4,518	1,871	1,831
Prior service cost	—	297	—	—
Amortization of actuarial loss	(2,640)	(3,277)	(413)	(299)
Amortization of prior service cost	(547)	(561)	(9)	(10)

Total recognized in other comprehensive income	(12,378)	977	1,449	1,522

TOTAL	6,161	17,394	2,964	2,608

The estimated net loss and prior service cost for the U.S. defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 0.7 million and Euro 0.1 million, respectively. The estimated net loss and prior service cost for the SERP plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are Euro 0.3 million and 0.0, respectively.

Assumptions

	Pension Plans		SERP
	2007	2006	2007	2006

Weighted-average assumption used to determine benefit obligations:
Discount Rate	6.50%	6.00%	6.50%	6.00%
Rate of compensation increase	6%/5%/4%	4.50%	6%/5%/4%	4.50%

Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2007 and 2006:
Discount rate	6.00%	5.75%	6.00%	5.75%
Expected long-term return on plan assets	8.25%	8.25%	N/A	N/A
Rate of compensation increase	4.50%	4.25%	4.50%	4.25%
Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

In the past, the Company has used a flat rate assumption for its rate of compensation increases. Based on a study of historical experience performed by the Company’s actuary, the Company has moved to an assumption for salary increases based on a graduated approach as opposed to the flat rate assumption used in the past.  This study reviewed plan experience for the three years preceding the January 1, 2006 actuarial valuation. The Company’s experience shows salary increases that typically vary by age. Therefore, the 2007 assumption related to salary increases was changed to better match historical experience and reflects an increase of 4%, 5% or 6% depending on the age of the participant.

For 2007, the Company’s long-term rate of return assumption on the pension plans’ assets was 8.25%.  In developing this assumption, the Company considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the pension plans’ historical average return over various periods of time (through December 31, 2006). The resulting assumption was also benchmarked against the assumptions used by other U.S. corporations as reflected in several surveys to determine consensus thinking at that time on this assumption.

Plan Assets – The Pension Plan’s target and actual asset allocations at September 30, 2007 and 2006, by asset category are as follows:

		Plan Assets at September 30, 2007		Plan Assets at September 30, 2006
Asset Category	Asset Allocation Target	U.S. Associates Plan	Cole Plan	U.S. Associates Plan	Cole Plan
Equity securities	65%	63%	72%	64%	67%
Debt securities	35%	35%	27%	34%	29%
Other	—%	2%	1%	2%	4%

Total	100%	100%	100%	100%	100%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to and benefit payments from the pension plan trusts.

With the merger of the Cole Plan into the U.S. Associates Plan as of December 31, 2007, the assets of the Cole Plan were liquidated and transferred to the Luxottica Plan portfolio. This cash was then re-invested to achieve the targeted asset allocation percentages.  Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and, in the case of the Cole plan, passive investment strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts (“ADRs”) or common stock of the Company. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

Each of the defined benefit pension plans has an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made; establish standards to measure investment manager’s performance; outline the roles and responsibilities of the various parties involved; and describe the ongoing review process.

Benefit Payments –– The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated for both the U.S. Associates Pension Plan reflecting the Cole Plan merger and the Holdings and Cole Supplemental Plans (thousands of Euro):

	Pension Plans	Serp Plans
2008	9,500	770
2009	9,850	528
2010	10,574	529
2011	11,777	531
2012	12,901	1,176
2013 - 2017	83,792	5,213

Contributions — The Company expects to contribute Euro 13.7 million to its pension plan and Euro 0.8 million to the SERP in 2008.

Other Benefits — The Company provides certain postemployment medical, disability, and life insurance benefits to its U.S. Associates. The Company’s accrued liability related to this obligation as of December 31, 2007 and 2006 was Euro 1.4 million and Euro 1.3 million, respectively, and is included in other long term liabilities on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees.  The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions.  Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the Parent’s ADR’s or cash.  Aggregate contributions made to the tax incentive savings plan by the Company were Euro 8.1 million and Euro 9.2 million for fiscal years 2007 and 2006, respectively.  For fiscal years 2007 and 2006 these contributions do not include an accrual for a discretionary match.

Effective upon the acquisition of Oakley on November 14, 2007, the Company also sponsors a tax incentive savings plan for all United States Oakley associates with at least six months of service.  This plan is funded by employee contributions with the Company matching a portion of the employee contribution.  Company contributions to the plan for the period November 14, 2007 through December 31, 2007 were Euro 0.1 million.

The Company sponsors the following additional other benefit plans, which cover certain present and past employees of the Cole companies acquired:

•                  Cole provides, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment.  As of December 31, 2007 and 2006, the accrued liability related to these benefits was Euro 1.0 million and Euro 1.2 million, respectively, and is included in the other long term liabilities on the consolidated balance sheet.

•                  Cole also maintains a defined contribution plan covering all full-time employees in Puerto Rico. The employees in Puerto Rico who have in the past participated in the Company’s tax incentive savings plan were transferred into the Cole plan effective January 1, 2006. Additionally, effective January 1, 2006, the plan was amended to provide for a match of 100 percent of the first three percent of employee contributions. In 2007 and 2006, the Company made quarterly contributions in cash to the plan based on a percentage of employees’ contributions. The matching contributions to such plan for the fiscal years 2007 and 2006 were immaterial.

•                  Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded non-contributory defined contribution plan.  Each participant’s account is credited with interest earned on the average balance during the year.  This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004.  The plan liability of Euro 1.0 million and Euro 1.3 million at December 31, 2007 and 2006, respectively, is included in other long term liabilities on the consolidated balance sheets.

Other Defined Contribution Plan — The Company continues to participate in superannuation plans in Australia and Hong Kong.  The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disablement or death.  Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund.  Contributions are accrued based on legislated rates and annual compensation.

Certain employees of the Company located outside the United States are covered by state sponsored post-employment benefit plans. These plans are generally funded in conformity with the applicable local government regulations and amounts are expensed as contributions accrue. The aggregate liability to the Company for these foreign post-employment benefit plans as of December 31, 2007 and 2006, was immaterial.

Health Benefit Plans - The Company partially subsidizes health care benefits for eligible retirees.  Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65.  Benefits are discontinued at age 65.

As of the Cole acquisition, the Company has a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits which are partially subsidized by Cole.  Medical benefits under this plan can be maintained past the age of 65.

Amounts recognized in the consolidated balance sheets as of December 31, 2007 and 2006, consist of the following (thousands of Euro):

	2007	2006
Liabilities:
Current liabilities	173	185
Noncurrent liabilities	3,260	3,650
Total accrued postretirement liabilities	3,433	3,835

Amounts recognized in accumulated other comprehensive income are not material.

Benefit Payments – The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated for both the Holdings and Cole plans (thousands of Euro),

2008	173
2009	200
2010	214
2011	234
2012	258
2013-2017	1,637

Contributions — The expected contributions for 2008 are Euro 0.2 million for the Company and Euro 0.1 million for the employee participants.

For 2007, a 11.5% (12% for 2006) increase in the cost of covered health care benefits was assumed.  This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements.  The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% at September 30, 2007 and 6.0% at September 30, 2006.

The weighted average discount rate used in determining the net periodic benefit cost was 6.0% for 2007 and 5.75% for 2006.

Implementation of SFAS No. 158

In the fourth quarter of 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”) which requires employers to recognize on the balance sheet the projected benefit obligation of pension plans and the accumulated postretirement benefit obligation for any other postretirement plan.  This requirement replaces the requirement of SFAS No. 87 to report a minimum pension liability measured as the excess of the accumulated benefit obligation over the fair value of plan assets and any recorded pension accrual.  SFAS No. 158 also requires employers to recognize in other comprehensive income gains or losses and prior service costs or credits that occur during the period but would not be recognized as net periodic benefit cost as required by SFAS No. 87, 88, and 106.  There is no change in the requirements related to the income statement recognition of net periodic benefit costs.  The incremental effect of applying SFAS No. 158 on the consolidated balance sheet at December 31, 2006 is as follows (thousands of Euro):

	Before Application of SFAS No.158	Adjustments	After Application of SFAS No.158

Prepaid pension (intangible asset)	(304)	2,254	1,950
Total assets	4,966,624	2,254	4,968,878
Current liability – SFAS No.106		185	185
Current liability – pension benefits		232	232
Total current liabilities	1,424,860	417	1,425,277
Long-term SFAS No.106	4,055	(405)	3,650
Long-term pension benefits	45,961	17,583	63,544
Non-current deferred income taxes	48,202	(6,932)	41,270
Total long-term liabilities	1,317,507	10,246	1,327,753
Accumulated other comprehensive loss	(280,184)	(8,409)	(288,593)
Total stockholders’ equity	2,224,258	(8,409)	2,215,849

11.          STOCK OPTION AND INCENTIVE PLANS

Stock Option Plan

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). The aggregate number of shares permitted to be granted under these plans to the employees is 23,044,300. The Company believes that the granting of options to these key employees better aligns the interest of such employees with those of the shareholders. Prior to 2006, under the older plans the stock options were granted at a price that was equal to or greater then market value of the shares at the date of grant. Under the 2005 and 2006 plans, options were granted at the greater of (i) either the previous 30 day average stock price immediately before the date of grant or (ii) the price on the grant date depending on certain regulatory requirements of the country where the employee receiving the option is located. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

Prior to the adoption of SFAS 123 (R) on January 1, 2006, the Company applied APB 25, and as such no compensation expense was recognized because the exercise price of the options was equal to the fair market value on the date of grant. However, as some of those individuals were U.S. citizens/taxpayers and as the exercise of such options created taxable income, the Company was afforded a tax benefit in its US Federal tax return equal to the income declared by the individuals. U.S. GAAP does not permit the aforementioned tax benefit to be recorded in the statement of income. Therefore, such amount is recorded as a reduction of taxes payable and an increase to additional paid-in capital. For the year ended December 31, 2005, the benefit recorded approximated Euro 4.7 million.

The Company adopted SFAS 123(R) as of January 1, 2006, and at such point began expensing stock options over their requisite service period based on their fair value as of the date of grant. For the years ended December 31, 2007 and 2006, Euro 7.8 million and Euro 7.0 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the Plans as of December 31, 2007, and changes during the year then ended is as follows:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining	Aggregate
	of Options	(Denominated	Contractual	Intrinsic Value
	Outstanding	in Euro)	Terms	(Euro 000s)
Outstanding as of December 31, 2006	9,300,685	14.15
Granted	1,745,000	24.03
Forfeitures	(54,400)	14.45
Exercised	(1,877,372)	10.09
Outstanding as of December 31, 2007	9,113,913	16.61	5.39	50,952
Exercisable at December 31, 2007	4,996,413	12.11	3.78	47,638

The weighted-average fair value of grant-date fair value options granted during the years 2007, 2006, and 2005 was Euro 6.03, Euro 5.72 and Euro 4.27, respectively.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted – average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2007	2006	2005

Dividend yield	1.43%	1.33%	1.54%

Risk-free interest rate	3.91%	3.11%	3.17%

Expected option life (years)	5.7	5.8	5.84

Expected volatility	23.70%	25.91%	25.92%

Weighted average fair value (Euro)	6.03	5.72	4.27

Expected volatilities are based on implied volatilities from traded share options on the Company’s stock, historical volatility of the Company’s share price, and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

As of December 31, 2007 there was Euro 8.6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 1.9 years.

Stock Performance Plans

In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. At December 31, 2005, there were options to acquire 1,000,000 shares (the closing ADR price at December 31, 2005 on the New York Stock Exchange was US Dollar 25.31 per share) at an exercise price of US Dollar 18.59 per share. Prior to the adoption of SFAS 123-R compensation expense was recorded in accordance with variable accounting under APB 25 for the options issued under the incentive plan based on the market value of the underlying ordinary shares when the number of shares to be issued is known (“intrinsic value method”). During fiscal 2005, it became probable that the incentive targets would be met and as such the Company has recorded approximately Euro 1.8 million (or US Dollar 2.2 million) of compensation expense net of taxes during fiscal 2005 and recorded future unearned compensation expense in equity of approximately Euro 2.7 million (US Dollar 3.2 million) with an offsetting increase in additional paid-in capital for such amounts. For the years ended December 31, 2007 and 2006 Euro 0.2 million and Euro 1.9 million, respectively, of compensation expense has been recorded for this plan.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing, at that time, 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share (the closing stock price at December 31, 2005 on the Milan Stock Exchange was Euro 21.43 per share). The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006. As such, compensation expense is recorded in accordance with variable accounting under APB 25 for the options issued to management under the incentive plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known. During 2005, it became probable that the incentive targets would be met and, as such, the Company has recorded compensation expense of approximately Euro 19.9 million, net of taxes and recorded future unearned compensation expense in equity of approximately Euro 45.8 million, net of taxes, with an offsetting increase in additional paid-in capital for such amounts. For the years ended December 31, 2007 and 2006 Euro 0.0 million and Euro 21.4 million, respectively, of compensation expense has been recorded for this plan.

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions throughout the Company which vest and become exercisable as certain financial performance measures will be met. Upon vesting the associate will be able to exercise such options until they expire in 2016. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met no additional compensation costs will be recognized and previous compensation costs recognized will be reversed. For the years ended December 31, 2007 and 2006, Euro 34.1 million and Euro 17.6 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the performance plans as of December 31, 2007, and changes during the year then ended are as follows:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining	Aggregate
	of Options	(Denominated	Contractual	Intrinsic Value
Performance Plans	Outstanding	in Euro)	Terms	(Euro 000s)
Outstanding as of December 31, 2006	23,600,000	17.91
Granted
Forfeitures
Exercised	(930,000)	16.47
Outstanding as of December 31, 2007	22,670,000	18.01	7.71	83,877
Exercisable at December 31, 2007	9,670,000	13.62	6.54	77,512

The weighted-average fair value of grant-date fair value options granted during the year 2006 was Euro 5.13. There were no performance grants issued in 2005 or 2007.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted – average assumptions used in the valuation and the resulting weighted average fair value per option granted,

	2007	2006		2005
		Plan I (a)	Plan II (b)
Dividend yield	—	1.33%	1.33%	—

Risk-free interest rate	—	3.88%	3.89%	—

Expected option life (years)	—	5.36	5.53	—

Expected volatility	—	26.63%	26.63%	—

Weighted average fair value (Euro)	—	6.15	5.8	—

(a)  Stock Performance Plan issued in July 2006 for a total of 9,500,000 options granted

(b)  Stock Performance Plan issued in July 2006 for a total of 3,500,000 options granted

As of December 31, 2007 there was Euro 27.1 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 0.7 years.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the consolidated statements of shareholders’ Equity.

Adoption of SFAS 123 (R)

Effective January 1, 2006 the Company adopted the provisions of SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”) which requires the Company to measure and record compensation expense for stock options and other share-based payments based on the fair value of the instruments. The adoption was made utilizing the modified prospective application method as defined in SFAS 123(R) and as such applies to awards modified, repurchased or cancelled after such date and to any portion of awards for which the requisite service has not been rendered and to every new granted award issued after December 31, 2005. The following table illustrates the effect on net income and earnings per share had the compensation costs of the plans been determined under a fair-value based method as stated in SFAS 123 for 2005. The estimated fair value for each option was calculated using a binomial model:

Year ended December 31, 2005
(In thousands of Euro, except share data):
Net income as reported	342,294

Add: Stock-Based compensation cost included in the reported net income, net of taxes	21,706

Deduct: Stock-based compensation expense determined under fair-value based method for all awards, net of taxes	(23,203)

Pro forma	340,797

Basic earnings per share:
As reported	0.76
Pro forma	0.76

Diluted earnings per share:
As reported	0.76
Pro forma	0.75

12.       SHAREHOLDERS’ EQUITY

In June 2007 and May 2006, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 191.1 million and Euro 131.4 million, respectively. These amounts became payable in June 2007 and May 2006, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 5.5 million at December 31, 2007 and 2006, respectively.

Luxottica Group’s legal reserve roll-forward for fiscal period 2005-2007 is detailed as follows (thousands of Euro):

January 1, 2005	5,454
Increase in fiscal year 2005	23
December 31, 2005	5,477
Increase in fiscal year 2006	36
December 31, 2006	5,513
Increase in fiscal year 2007	23
December 31, 2007	5,536

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7 percent of the authorized and issued share capital. As of December 31, 2004, both repurchase programs expired and US Holdings purchased 6,434,786 (1,911,700 in 2002 and 4,523,786 in 2003) ADRs at an aggregate purchase price of Euro 70.0 million (U.S. $73.8 million translated at the exchange rate at the time of the transactions). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements. The market value of the stock based on the share price as listed on the Milan Stock Exchange at December 31, 2007, is approximately Euro 139.9 million (US $203.9 million).

13.       SEGMENTS AND RELATED INFORMATION

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, OPSM Group Limited and Cole National Corporation. For 2007 Oakley is viewed as a stand alone segment since it has not yet been integrated into the wholesale and retail segments.

The following tables summarize the segment and geographic information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

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

(thousands of Euro)	Manufacturing and Wholesale	Retail	Oakley	Inter-Segments Transactions and Corporate Adjustments		Consolidated

Year ended December 31, 2005

Net Sales	1,310,273	3,061,690		(237,700	)(1)	4,134,263
Income from operations	304,333	355,238		(78,170	)(2)	581,401
Capital Expenditure	81,070	138,946				220,016
Depreciation & Amortization	48,720	103,596		32,336	(3)	184,652
Total Assets	1,590,091	1,308,174		2,075,257	(4)	4,973,522

Year ended December 31, 2006

Net Sales	1,715,369	3,294,161		(333,374	)(1)	4,676,156
Income from operations	445,843	431,547		(121,403	)(2)	755,987
Capital Expenditure	108,117	164,063				272,180
Depreciation & Amortization	57,331	122,403		41,063	(3)	220,797
Total Assets	1,853,144	1,343,482		1,772,252	(4)	4,968,878

Year ended December 31, 2007

Net Sales	1,992,740	3,233,802	86,964	(347,452	)(1)	4,966,054
Income from operations	527,991	361,809	3,717	(60,204	)(2)	833,313
Capital Expenditure	112,973	213,293	8,503			334,769
Depreciation & Amortization	68,981	118,100	7,682	38,050	(3)	232,813
Total Assets	2,321,204	1,405,299	1,937,292	1,493,471	(4)	7,157,266

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

(3)   Corporate adjustments of depreciation and amortization relate to depreciation and amortization of corporate assets.

(4)   Corporate adjustments of total assets include mainly the net value of goodwill and trade names of acquired retail businesses.

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

(Thousands of Euro) Year Ended December 31,	Italy (6)	United States and Canada (6)	Asia Pacific (6)	Other (6)	Adjustments and Eliminations	Consolidated
2005
Net sales (5)	998,420	2,811,860	516,793	575,196	(768,006)	4,134,263
Income from operations	258,391	291,438	46,993	51,200	(66,621)	581,401
Long lived assets, net	228,841	375,776	92,335	8,214	—	705,166
Total assets	1,294,955	2,932,483	662,926	270,169	(187,011)	4,973,522

2006
Net sales (5)	1,321,887	3,076,503	603,640	761,955	(1,087,828)	4,676,156
Income from operations	389,275	331,002	33,841	79,397	(77,528)	755,987
Long lived assets, net	280,692	387,861	110,099	8,549	—	787,201
Total assets	1,331,719	2,675,833	748,305	388,825	(175,804)	4,968,878

2007
Net sales (5)	1,506,077	3,073,086	685,561	1,114,429	(1,413,099)	4,966,054
Income from operations	377,799	324,167	57,191	127,761	(53,605)	833,313
Long lived assets, net	326,978	575,566	134,435	20,803		1,057,782
Total assets	1,894,546	4,839,680	804,786	752,818	(1,134,565)	7,157,266

(5)    No single customer represents five percent or more of sales in any year presented.

(6)   Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

14.       FINANCIAL INSTRUMENTS

Concentration of Credit Risk -

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments, accounts receivable and a Euro 17.9 million Pay In Kind (“PIK”) note received in connection with the sale of its Things Remembered specialty gift business (See Note 4). The increase in the principal balance of the PIK note as a result of unpaid interest on this note receivable was Euro 2.8 million and Euro 0.8 million as of December 31, 2007 and 2006, respectively. The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s investments with highly rated banks and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations. As of December 31, 2006 and 2007, no single customer balances comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2007 and 2006, was approximately Euro 12.3 million and Euro 13.9 million, respectively, due from the host stores of our license brands retail division. These receivables represent cash proceeds from sales deposited into the host stores bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the contract. These receivables are based on contractual arrangements that are short term in length. The Company believes no significant concentration of credit risk exists with respect to these cash investments and accounts receivable.

Concentration of Supplier Risk -

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2007, 2006 and 2005 fiscal years, Essilor S.A. accounted for approximately 15.0 percent, 15.0 percent and 10.0 percent of the Company’s total merchandise purchases, respectively. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

15.       COMMITMENTS AND CONTINGENCIES

Royalty Agreements -

The Company is obligated under non-cancellable distribution agreements with designers, which expire at various dates through 2013. In accordance with the provisions of such agreements, the Company is required to pay royalties and advertising fees based on a percentage of sales (as defined) with, in certain agreements, minimum guaranteed payments in each year of the agreements.

On October 7, 2005, the Company announced the signing of a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Burberry name. The agreement began on January 1, 2006.

On February 27, 2006, the Company announced that it entered into a 10-year license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Polo Ralph Lauren name. The agreement commenced on January 1, 2007. Based on the agreement, Luxottica Group provided for an advance payment on royalties to Ralph Lauren in January 2007 for a total amount of Euro 150.2 million (US $199 million).

In December 2006, the Company announced the signing of a 10-year license agreement for the design, manufacturing and worldwide distribution of exclusive ophthalmic and sun collections under the Tiffany & Co. name. The Company launched the first collection in 2008. The distribution of Tiffany’s collections started with Tiffany’s own stores as well as in North America, Japan, Hong Kong, South Korea, key Middle East markets and Mexico and will extend over time to additional markets and through new distribution channels.

Minimum payments required in each of the years subsequent to December 31, 2007 are detailed as follows (thousands of Euro):

Year Ending December 31,
2008	85,462
2009	81,683
2010	72,989
2011	52,319
2012	37,081
Thereafter	128,549
Total	458,083

Total royalties and related advertising expenses for the fiscal years 2007, 2006 and 2005 aggregated Euro 181.6 million, Euro 184.1 million and 121.2 million, respectively.

Total payments for royalties and related advertising expenses for the fiscal years 2007, 2006 and 2005 aggregated Euro 278.2 million, Euro 225.1 million and Euro 119.8 million, respectively.

Leases

The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2007 and 2025, with options to renew at varying terms. The lease arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense under operating leases for each year ended December 31 is as follows (thousands of Euro):

	2007	2006	2005

Minimum rent	264,496	236,546	224,913
Contingent rent	60,177	64,091	57,776
Sublease income	(38,806)	(35,955)	(27,645)

	285,867	264,682	255,044

Future minimum annual rental commitments for operating leases are as follows (thousands of Euro):

Years Ending December 31,
2008	240,946
2009	217,460
2010	178,189
2011	144,829
2012	115,214
Thereafter	328,050
Total	1,224,688

Other Commitments — The Company, with its acquisition of Oakley, is committed to pay amounts in future periods for endorsement contracts and supplier purchase commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Purchase commitments have been entered into with various suppliers in the normal course of business. Oakley has a five-year agreement with a supplier that is Oakley’s sole source of the uncoated lens blanks from which the majority of its sunglass lenses are cut. This agreement gives Oakley the right to purchase lens blanks from the supplier in return for Oakley’s agreement to fulfill the majority of the requirements of the supplier, subject to certain conditions. Amounts expensed in 2007 for the endorsement contracts and supplier purchase commitments were immaterial to the financial statements.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2007, are as follows (thousands of Euro):

Year ending December 31,	Endorsement contracts	Supplier commitments
2008	5,912	4,575
2009	2,433	6,034
2010	780	5,999
2011	253	1,507
Total	9,378	18,115

Guarantees -

The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2007, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 7.8 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 4.0 million at December 31, 2007.  Performance under a guarantee by the Company is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range from one to ten years. Many are limited to periods less than the full term of the lease involved.  Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2007 and 2006.

Credit Facilities -

As of December 31, 2007 and 2006, Luxottica Group had unused short-term lines of credit of approximately  Euro 291.4 million and Euro 581.1 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 467.4 million (Euro 543.2 million at December 31, 2006). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2007 and 2006, these credit lines were utilized for Euro 312.0 million and Euro 68.0 million, respectively.

US Holdings maintains four unsecured lines of credit with four separate banks for an aggregate maximum credit of Euro 89.0 million (US Dollar 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2007, there were Euro 22.0 million (US $32.1 million) of borrowings outstanding and there were Euro 23.6 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.25 percent.

Outstanding Standby Letters of Credit -

A U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 31.0 million and Euro 36.1 million as of December 31, 2007 and 2006, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Litigation -

California Vision Health Care Service Plan Lawsuit

In March 2002, in Snow v. LensCrafters, Inc. et al., an individual commenced an action in the California Superior Court for the County of San Francisco against Luxottica Group S.p.A. and certain of its subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc.  The plaintiff, along with a second plaintiff named in an amended complaint, seeks to certify this case as a class action. The claims have been partially dismissed. The remaining claims, against LensCrafters and EYEXAM, allege various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, and other unlawful or unfair business practices. The action seeks unspecified damages, statutory damages of U.S.$1,000 per class member, disgorgement, restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California.

The parties have reached a settlement which offers a range of benefits, including store vouchers and a cash back option, along with certain enhancements to LensCrafters’ business practices.  On February 4, 2008, the Court gave preliminary approval to a class action settlement. A hearing to address final approval will take place in July 2008. If the settlement is given final approval, and no appeals are taken, this matter will be resolved.

Although the Company believes that its operational practices and advertising in California comply with California law, if the settlement does not receive final approval and an adverse decision in Snow results, LensCrafters and EYEXAM may have to modify or cease their activities in California. In addition, LensCrafters and EYEXAM might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements. Costs associated with the Snow litigation incurred for the years ended December 31, 2007 and 2006, were approximately Euro 1.1 million and Euro 0.7 million, respectively. For the year ended December 31, 2007, the Company recorded an accrual of Euro 0.9 million as an estimate of the minimum amount it believes it will pay as costs of settlement as it has become probable that such amount will be paid in 2008. Currently, the maximum amount which may need to be paid under the settlement conditions cannot be quantified.

People v. Cole

In February 2002, the State of California commenced an action in the California Superior Court for the County of San Diego against Cole and certain of its subsidiaries, including Pearle Vision, Inc. and Pearle Vision Care, Inc. The claims alleged various statutory violations related to the operation of Pearle Vision Centers in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, false advertising and other unlawful or unfair business practices. The action seeks unspecified damages, disgorgement, restitution of allegedly unjustly obtained sums, civil penalties and injunctive relief, including an injunction that would have prohibited defendants from providing eye examinations or other optometric services at Pearle Vision Centers in California.

On July 18, 2007, the trial court entered a final judgment and permanent injunction, pursuant to a stipulation of the parties, dismissing the case. The judgment required modification to Pearle Vision’s advertising, and the payment by the Company of $2.5 million for attorneys’ fees and costs of investigation. The payment was made in August 2007. The judgment does not bar Pearle Vision from advertising the availability of eye exams and other optometric services provided by Pearle VisionCare at Pearle Vision optical stores. Costs associated with the People v. Cole litigation incurred for the years ended December 31, 2007 and 2006, were approximately Euro 0.1 million and Euro 0.5 million, respectively.

Cole Consumer Class Action Lawsuit

In June 2006, in Seiken v. Pearle Vision, Inc. et al, Cole and its subsidiaries were sued by a consumer in a purported class action which alleges various statutory violations related to the operation of Pearle Vision and its affiliated HMO, Pearle VisionCare in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. In December 2006, the court granted defendants’ motion to dismiss the complaint but allowed plaintiff an opportunity to replead. Defendants moved to dismiss the amended complaint in February 2007, and a hearing on the motion was held in March 2007. Such motion to dismiss was denied. Plaintiff has moved for class certification and the oral arguments relating to that petition, originally scheduled for April 4, 2008, have been postponed. Recently, the parties reached an agreement in principle to settle this case, subject to documentation and Court approval. The proposed settlement provides a store voucher at Pearle or Lenscrafters to each class member and the payment of attorneys’ fees and costs. A hearing to address approval of the settlement has not yet been scheduled. Although we believe that our operational practices in California comply with California law, if the settlement does not receive final approval and an adverse decision results, Pearle Vision or Pearle VisionCare may have to modify or cease their activities in California. In addition, the Cole subsidiaries might be required to pay damages and/or restitution, the amount of which might have a material adverse effect on the Company’s consolidated financial statements. Costs associated with this Cole class action litigation incurred for the years ended December 31, 2007 and 2006 were approximately Euro 0.7 million and Euro 0.1 million, respectively. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

Oakley Shareholder Lawsuit

On June 26, 2007, Pipefitters Local No. 636 Defined Benefit Plan filed a purported class action complaint in the Superior Court of California, County of Orange, on behalf of itself and all other shareholders of Oakley Inc. against Oakley Inc. and each of its directors.  The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement is inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice.  On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because it believed the allegations were without merit, on October 9, 2007 the Company demurred to the amended complaint.  Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion, originally scheduled for March 27, 2008, took place on April 17, 2008. The parties are currently awaiting the Court’s ruling on that motion. The Court did not rule on defendants’ demurrer to the amended complaint and it is unlikely there will be further proceedings with respect to the action other than on plaintiff’s motion for fees as both sides have informed the Court that the underlying case is now moot and should be dismissed once the Court rules on the fee motion.

Costs associated with this litigation incurred for the year ended December 31, 2007 were immaterial. Management believes, based in part on the advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley, Inc. in the United States District Court for the Central District of California alleging willful violations of the Fair and Accurate Credit Transactions Act, 15 U.S.C. §1681c(g) (“FACTA”), related to the inclusion of credit card expiration dates on sales receipts. Plaintiff later filed an amended complaint adding two of Oakley’s wholly-owned subsidiaries as additional defendants. Plaintiff purports to sue on behalf of a putative class of Oakley’s customers, but no motion seeking class action status has yet been filed. The Oakley defendants have denied any liability.

Recently, the Oakley defendants entered into a Memorandum of Understanding with Plaintiff which, if approved by the Court, would result in the settlement of this action, with a complete release in favor of the Oakley defendants, with no cash payment to the purported class members, but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The aggregate retail value of the vouchers would depend on how many purported class members submit valid claims. The settlement contemplated by the Memorandum of Understanding also provides for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. A motion seeking court approval of the foregoing settlement will be filed shortly.

Costs associated with this litigation incurred for the year ended December 31, 2007 were immaterial. Management believes, based in part on the advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

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

16.          SUBSEQUENT EVENTS

On January 31, 2008, the Company announced the signing of the renewal of the partnership agreement for eyewear collections under the CHANEL brand.

In February 2008, the Company exercised an option included in the amendment to the term and revolving credit facility disclosed in Note 8 (d) to extend the maturity date of Tranches B and C to March 2013.

On April 17, 2008, the Company announced the signing of a new long-term exclusive license agreement with Stella McCartney Limited, a joint venture between Ms. Stella McCartney and Gucci Group N.V., for the design, production and worldwide distribution of sunglasses under the luxury lifestyle brand Stella McCartney. The agreement, which will begin on January 1, 2009, is for an initial term of six years, automatically renewable for an additional five-year term. The first collection will be launched in the summer of 2009.

*  *  *  *  *

Luxottica Group S.p.A. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (1)	Deductions	Balance at end of period
2005	23,407	7,027	2,215	(5,095)	27,554
2006	27,554	2,198	99	(7,160)	22,691
2007	22,691	2,157	8,499	(7,804)	25,543

ALLOWANCE FOR INVENTORY RESERVE ACCOUNTS

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (1)	Deductions	Balance at end of period
2005	43,775	40,000	2,500	(27,170)	59,105
2006	59,105	24,357	4,228	(42,437)	45,253
2007	45,253	58,057	26,837	(43,002)	87,146

VALUATION ALLOWANCE ON DEFERRED TAX ASSETS

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (2)	Deductions	Balance at end of period
2005	22,837	697	1,844	(10,340)	15,038
2006	15,038	22,291	(1,206)	(6,342)	29,781
2007	29,781	9,391	(1,051)	(11,033)	27,088

(1)	Other includes the beginning amount relating to the acquired balances of Oakley in 2007 as well as translation differences of the period.
(2)	Other includes translation differences of the period.

ITEM 19. EXHIBITS

Exhibits. The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number	Exhibits
1.1

Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 23, 1990).

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

4.1	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated herein by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).

4.2	Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated herein by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).

4.3

Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.4

Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.5

Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.6

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

4.7

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

4.8

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).

4.9	Luxottica Group S.p.A. 2006 Stock Option Plan (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

4.10

Agreement and Plan of Merger, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).

4.11

Non-Competition Agreement, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp., Oakley, Inc. and Jim Jannard (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).

4.12

Term Facility Agreement, dated October 12, 2007, among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as borrowers, Citibank N.A., New York / Citibank N.A., Milan Branch, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) / Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Underwriters, Citigroup Global Markets Limited, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Bookrunners, and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 8, 2007).

4.13

Bridge Facility Agreement, dated October 12, 2007, among Luxottica U.S. Holdings Corp. as borrower, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) as Arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Underwriters and Lenders and Banc of America Securities Limited, as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 8, 2007).

4.14

Amendment and Transfer Agreement, dated April 29, 2008, among Luxottica U.S. Holdings Corp., as borrower, Luxottica Group S.p.A., as the company, Luxottica Group S.p.A. and Luxottica S.r.l., as original guarantors, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking), as exclusive bookrunners and arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as underwriters, Bank of America N.A. and Unicredito Italiano S.p.A. – New York Branch, as new underwriters, the Existing Lenders and the New Lenders and Banc of America Securities Limited, as agent (filed herewith).

4.15	Luxottica Group S.p.A. 2008 Performance Shares Plan (Unofficial English translation filed herewith).

4.16

Revolving Credit Facility Agreement, dated May 29, 2008, by and among Luxottica Group S.p.A, as borrower, Luxottica U.S. Holdings Corp., as guarantor, Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders (English language summary filed herewith).

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

Dated: June 26, 2008

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

4.1	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated herein by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).

4.2	Luxottica Group S.p.A. 2001 Stock Option Plan (incorporated herein by reference to our Form S-8 (file no. 333-14006), as filed with the Commission on October 15, 2001).

4.3

Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.4

Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.5

Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K for the six months ended June 30, 2003, as filed with the Commission on September 30, 2003).

4.6

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

4.7

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

4.8

Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).

4. 9	Luxottica Group S.p.A. 2006 Stock Option Plan (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

4.10

Agreement and Plan of Merger, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).

4.11

Non-Competition Agreement, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp., Oakley, Inc. and Jim Jannard (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).

4.12

Term Facility Agreement, dated October 12, 2007, among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as borrowers, Citibank N.A., New York / Citibank N.A., Milan Branch, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) / Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Underwriters, Citigroup Global Markets Limited, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Bookrunners, and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 8, 2007).

4.13

Bridge Facility Agreement, dated October 12, 2007, among Luxottica U.S. Holdings Corp. as borrower, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) as Arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Underwriters and Lenders and Banc of America Securities Limited, as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 8, 2007).

4.14

Amendment and Transfer Agreement, dated April 29, 2008, among Luxottica U.S. Holdings Corp., as borrower, Luxottica Group S.p.A., as the company, Luxottica Group S.p.A. and Luxottica S.r.l., as original guarantors, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking), as exclusive bookrunners and arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as underwriters, Bank of America N.A. and Unicredito Italiano S.p.A. – New York Branch, as new underwriters, the Existing Lenders and the New Lenders and Banc of America Securities Limited, as agent (filed herewith).

4.15	Luxottica Group S.p.A. 2008 Performance Shares Plan (Unofficial English translation filed herewith).

4.16

Revolving Credit Facility Agreement, dated May 29, 2008, by and among Luxottica Group S.p.A, as borrower, Luxottica U.S. Holdings Corp., as guarantor, Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders (English language summary filed herewith).

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