Form 20-F
period 2008-12-31
LUXOTTICA GROUP SPA
filed 2009-06-25
CIK 857471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Michael A. Boxer, Esq.
Senior Vice President and General Counsel
Luxottica U.S. Holdings Corp.

44 Harbor Park Drive

Port Washington, NY  11050
Tel: (516) 484-3800
Fax: (516) 484-9010
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	463,368,233

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
Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes         ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission, or the SEC. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Throughout this annual report, when we use the terms “Luxottica,” “Company,” “Group,” “we,” “us” and “our,” unless otherwise indicated or the context otherwise requires, we are referring to Luxottica Group S.p.A. and its consolidated subsidiaries. References to “Luxottica,” “Company,” “Group,” “we,” “us” and “our,” for periods prior to our acquisition of Oakley, Inc. (“Oakley”) on November 14, 2007, are to Luxottica Group S.p.A. and its consolidated subsidiaries, excluding Oakley and its subsidiaries, unless otherwise indicated or the context otherwise requires.  References to “Oakley” for periods prior to the acquisition refer to Oakley and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected consolidated income statement data for the years ended December 31, 2008, 2007 and 2006, and the selected consolidated balance sheet data as of December 31, 2008 and 2007, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2005 and 2004, and the selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004, are derived from audited consolidated financial statements which are not included in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGE]

	Year Ended December 31,
	2008	2007(5)	2006(6)	2005(6)(7)	2004(6)(8)
	(In thousands of Euro)(2)

STATEMENT OF INCOME DATA:
Net Sales	5,201,611	4,966,054	4,676,156	4,134,263	3,179,613
Cost of Sales	(1,744,907)	(1,575,618)	(1,487,700)	(1,373,073)	(1,053,076)
Gross Profit	3,456,705	3,390,436	3,188,456	2,761,190	2,126,537
OPERATING EXPENSE
Selling and Advertising	(2,161,371)	(2,069,280)	(1,948,466)	(1,755,536)	(1,329,083)
General and Administrative	(545,571)	(487,843)	(484,002)	(424,253)	(317,955)
Total	(2,706,942)	(2,557,123)	(2,432,468)	(2,179,789)	(1,647,038)
Income from Operations	749,763	833,313	755,987	581,401	479,499
OTHER INCOME (EXPENSE)
Interest Income	13,265	17,087	9,804	5,650	6,662
Interest Expense	(135,267)	(89,498)	(70,622)	(66,171)	(55,378)
Other—Net	(37,890)	19,780	(16,992)	18,429	13,792)
Other Income (Expenses)—Net	(159,892)	(52,631)	(77,810)	(42,092)	(34,924)
Income Before Provision for Income Taxes	589,870	780,681	678,177	539,309	444,575
Provision for Income Taxes	(194,657)	(273,501)	(238,757)	(199,266)	(156,852)
Income Before Minority Interests in Consolidated Subsidiaries	395,213	507,180	439,420	340,043	287,723
Minority Interests in Income of Consolidated Subsidiaries	(15,492)	(14,976)	(8,715)	(9,253)	(8,614)
Net Income from Continuing Operations	379,722	492,204	430,705	330,790	279,109
Discontinued Operations—Net of Taxes and Gain on Sale	0	0	(6,419)	11,504	7,765

Net Income	379,722	492,204	424,286	342,294	286,874
Weighted Average Shares Outstanding (thousands)
—Basic	456,563.5	455,184.8	452,898.0	450,179.1	448,275.0
—Diluted	457,717.0	458,530.6	456,186.0	453,303.4	450,360.9
Basic Earnings per Share from Continuing Operations (1)	0.83	1.08	0.95	0.73	0.62
Basic Earnings per Share from Discontinued Operations (1)	0.00	0.00	(0.01)	0.03	0.02
Basic Earnings per Share (1)	0.83	1.08	0.94	0.76	0.64
Diluted Earnings per Share from Continuing Operations (1)	0.83	1.07	0.94	0.73	0.62
Diluted Earnings per Share from Discontinued Operations (1)	0.00	0.00	(0.01)	0.03	0.02
Diluted Earnings per Share (1)	0.83	1.07	0.93	0.76	0.64
Cash Dividends Declared per Share (3)(4)	0.00	0.42	0.29	0.23	0.21

(1)

Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share, or ADS, represents one ordinary share.

(2)	Except for Earnings per Share amounts.

(3)	Cash Dividends Declared per Share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes.

(4)

Our dividend policy is based upon, among other things, our consolidated net income for each fiscal year, and dividends for a fiscal year are paid in the immediately following fiscal year. The dividends reported in the table were declared and paid in the year for which they have been shown in the table.

(5)

We acquired Oakley in November 2007. Therefore, fiscal year 2007 includes operating results of Oakley for the period from and after November 14, 2007, which was the date of the closing of the Oakley acquisition.

(6)	Results of Things Remembered, our former specialty retail business, which was sold in 2006, are classified as discontinued operations and are not included in results from continuing operations.

(7)

In March 2005, we acquired the remaining 17.43 percent of the outstanding shares of OPSM Group Limited, or OPSM, and, from that date, 100 percent of the operating results of OPSM and its subsidiaries are included above.

(8)	We acquired all of the outstanding shares of Cole National Corporation, or Cole, in October 2004. Therefore, 2004 includes approximately three months of operating results of Cole.

	As of December 31,
	2008	2007	2006(1)	2005	2004
	(In thousands of Euro except share data)
BALANCE SHEET DATA:
Working Capital(2)	383,320	(248,632)	68,187	368,863	218,807
Total Assets	7,305,225	7,157,266	4,968,878	4,973,522	4,556,058
Total Debt(3)	2,805,502	2,719,140	1,319,262	1,528,909	1,680,452
Shareholders’ Equity	2,506,593	2,495,158	2,215,849	1,954,033	1,495,607
Capital Stock	27,802	27,757	27,613	27,479	27,312
Number of Shares Adjusted to Reflect Changes in Capital (thousands)	463,368.2	462,623.6	460,216.2	457,975.7	455,205.5

(1)	Certain amounts in prior years have been reclassified to conform to the 2007 presentation.

(2)	Working capital is total current assets minus total current liabilities. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

(3)

The current portion of long-term debt was Euro 286.2 million, Euro 792.6 million, Euro 359.5 million, Euro 111.0 million and Euro 405.1 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

Dividends

We are required to pay an annual dividend on our ordinary shares if such dividend has been approved by a majority of our stockholders at the ordinary meeting of stockholders. Before we may pay any dividends with respect to any fiscal year, we are required, as necessary, to set aside an amount equal to five percent of our statutory net income for such year in our legal reserve unless and until the reserve, including amounts remaining from prior years, is at least equal to one-fifth of the nominal value of our then issued share capital.  Each year thereafter, such legal reserve requirement remains fulfilled so long as the reserve equals at least one-fifth of the nominal value of our issued share capital for each such year.

At our ordinary meeting of stockholders on April 29, 2009, our stockholders voted to allocate net income for 2008 to our extraordinary reserve, thereby suspending for the time being the payment of dividends to further strengthen our equity structure.

The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

Year	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S.$ per Ordinary Share(4)
	(Euro)		(U.S.$)
2004	0.210		0.254
2005	0.230		0.276
2006	0.290		0.363
2007	0.420		0.564
2008	0.490		0.770
2009	0.000	(5)	0.000

(1)	Cash dividends per ordinary share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes.

(2)	Each ADS represents one ordinary share.

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

(5)	At the ordinary meeting of stockholders held on April 29, 2009, the stockholders voted to suspend for the time being the payment of dividends.

Exchange Rate Information

The following tables set forth, for each of the periods indicated, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate, expressed in U.S.$ per Euro 1.00:

Period	Low	High	Average(1)	End of Period
Year Ended December 31, 2004	1.1801	1.3625	1.2478	1.3538
Year Ended December 31, 2005	1.1667	1.3476	1.2400	1.1842
Year Ended December 31, 2006	1.1860	1.3327	1.2661	1.3197
Year Ended December 31, 2007	1.2904	1.4862	1.3705	1.4603
Year Ended December 31, 2008	1.2446	1.6010	1.4707	1.3919

(1)             The average of the Noon Buying Rates in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High
December 2008	1.2634	1.4358
January 2009	1.2804	1.3718
February 2009	1.2547	1.3064
March 2009	1.2549	1.3730
April 2009	1.2978	1.3460
May 2009	1.3270	1.4130

On June 19, 2009, the Noon Buying Rate was U.S.$ 1.3998 per Euro 1.00.

Unless otherwise indicated, all convenience translations included in this annual report of amounts expressed in Euro into U.S. dollars for the relevant period or date have been made using the Noon Buying Rate in effect as of the end of such period or date, as appropriate.

In this annual report, unless otherwise stated or the context otherwise requires, references to “$,” “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars, references to “Euro” or “€” are to the Common European Currency, the Euro, references to “GBP” are to the British Pound Sterling, references to “Rs” are to Indian rupees, and references to “AUD” or “A$” are to Australian dollars.

Risk Factors

Our future operating results and financial condition may be affected by various factors, including those set forth below.

Current economic conditions may adversely impact demand for our products, reduce access to credit and cause our customers and others with which we do business to suffer financial hardship, all of which could adversely impact our business, results of operations, financial condition and cash flows.

Worldwide economic conditions have deteriorated significantly over the past year in many countries and regions in which we do business and may remain depressed for the foreseeable future.  Due to the nature of our products, our sales, especially in our retail stores, are affected by the discretionary spending of consumers.  Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, the availability of consumer credit, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control.  Our customers’ purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions.  If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

In addition, in economic conditions where there is decreased access to credit, increased financial difficulties may lead to restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions which are counterparties to our credit facilities and other derivative transactions.  The likelihood that such third parties will be unable to overcome these financial difficulties may increase.  If the third parties on which we rely for goods and services are unable to overcome financial difficulties resulting from the deterioration of the worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth will be at risk.

As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) the diversion of the attention of senior management from our operations; (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems; (vii) the cultural differences between our organization and that of the acquired business; and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition.  Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

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

The industry is also subject to rapidly changing consumer preferences, and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our inventory of models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends would adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

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

We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Versus, Salvatore Ferragamo, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Anne Klein, Stella McCartney and, most recently, Tory Burch. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. See Item 4—“Information on the Company—Business Overview—Recent Developments” regarding our new license agreement for the Tory Burch name. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the years ended December 31, 2008 and 2007, the sales realized through the Prada and Miu Miu trade names together represented approximately 5.5 percent and 6.4 percent of total sales, respectively.  For the years ended December 31, 2008 and 2007, the sales realized through the Dolce & Gabbana and D&G trade names together represented approximately 5.1 percent and 5.5 percent of total sales, respectively.  Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

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

Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

If the Euro continues to strengthen relative to certain other currencies, our profitability as a consolidated group will suffer.

Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, India and the United States as well as sales and distribution facilities throughout the world. As a result, we are vulnerable to foreign exchange rate fluctuations in two principal areas:

•                  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, thus adversely affecting our business and results of operations; and

•                  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results.

See Item 11—“Quantitative and Qualitative Disclosures about Market Risk.”

If our international sales suffer due to changing local conditions, our profitability and future growth will be affected.

We currently operate worldwide and have begun to expand our operations in many countries, including certain developing countries in Asia and South America. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

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

Our operations are subject to regulation by governmental authorities in the United States and other jurisdictions in which we conduct business. Governmental regulations, both in the United States and other jurisdictions, have historically been subject to change. New or revised requirements imposed by governmental regulatory authorities could have an adverse effect on us, including increased costs of compliance. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by governmental authorities that could affect sales or the way we currently manufacture or distribute our products. Additionally, as a U.S. government contractor through our Oakley and Eye Safety Systems subsidiaries, we must comply with, and are affected by, laws and regulations related to our performance of our government business. These laws and regulations, including requirements to obtain applicable governmental approval, clearances and certain export licenses, may impose additional costs and risks on our business.  We may also become subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—“Information on the Company—Regulatory Matters” and Item 8—“Financial Information—Legal Proceedings.”

Leonardo Del Vecchio, our chairman and principal stockholder, controls 67.83% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

As of April 29, 2009, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, has the power to vote 314,403,399 Ordinary Shares, or 67.83% of the outstanding Ordinary Shares. See Item 7 — “Major Shareholders and Related Party Transactions.” As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations, the sale of all or substantially all of our assets and other significant corporate transactions.

Mr. Del Vecchio’s interests may conflict with or differ from the interests of our other stockholders.  In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders.  Mr. Del Vecchio’s significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended.  There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment.  In addition, control procedures are designed to reduce, rather than eliminate, business risks.  As a consequence of the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with guidance from our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Although we intend to take prompt measures to remediate any such identified material weaknesses in our internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to our securities.

ITEM 4. INFORMATION ON THE COMPANY

Overview

We are a leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18 —“Financial Statements” for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses, and with the acquisition of Oakley in November 2007, we became a designer, manufacturer and worldwide distributor of performance optics products. We operate our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley “O” Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

Our manufacturing activities are carried out through six manufacturing facilities in Italy, two manufacturing facilities in China, one manufacturing facility in India and two manufacturing facilities in the United States.  In 2008, we manufactured approximately 50.1 million prescription frames and sunglasses.

We operate our distribution activities through an extensive worldwide wholesale distribution network and a retail distribution network based primarily in North America, Europe, Australia, mainland China and Hong Kong. In 2008, through our wholesale and retail distribution networks, we distributed approximately 23.0 million prescription frames and approximately 34.0 million sunglasses, in approximately 6,100 models. Our products are distributed in over 130 countries worldwide.

Our products are marketed under a variety of well-known brand names. Our house brands include Ray-Ban, Oakley, Persol, Vogue, Arnette, Revo, Luxottica, Sferoflex, K&L (Killer Loop), Eye Safety Systems, Mosley Tribes and Oliver Peoples. Our designer lines include Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co, Versace, Versus, Salvatore Ferragamo, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Brooks Brothers, Anne Klein, Paul Smith Spectacles and Puma (distribution license only). Additionally, in the summer of 2009, we will launch the first collection of Stella McCartney eyewear, and in the fall, we will launch the Tory Burch line.  Stella McCartney sunglasses will be distributed through premium retail locations. After an initial launch phase during which the new collections will be distributed through Stella McCartney stores and exclusive stores in North America, Japan, Hong Kong and the Middle East, distribution will be broadened to reach all other key global eyewear markets. The new Tory Burch collection will be distributed not only by Tory Burch boutiques and premium American department stores but also in select and independent optical stores and in Luxottica’s retail chains. After North America, distribution will be extended next to Europe and then to the rest of the world. Tory Burch, a highly respected brand in the affordable luxury segment, completes our brand portfolio by further strengthening our position in the key North American market and in the continually expanding department store channel.

Our wholesale network is comprised of 43 wholly- or majority-owned subsidiaries operating in principal markets, over 2,000 sales representatives and approximately 100 independent distributors. Our primary wholesale customers include retailers of mid- and premium-priced eyewear such as independent opticians, optical and sunglass chains, optical superstores, sunglass specialty stores, sporting goods and specialty sports stores and duty-free shops. In certain countries, and especially in North America, wholesale customers also include optometrists and ophthalmologists, health maintenance organizations, or HMOs, and department stores.

Our retail network is mainly comprised of the following retail brands: Sunglass Hut, which is operated globally; LensCrafters, which is operated in North America, China and Hong Kong; Pearle Vision, our Licensed Brands (Sears Optical and Target Optical), ILORI, Oakley “O” Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples and Internet and telesales operations, all of which are operated primarily in North America; OPSM, Laubman & Pank, Budget Eyewear and Bright Eyes, which are operated in Australia, New Zealand and Asia (other than China and Hong Kong); and David Clulow, which is operated in the United Kingdom and Ireland.  Our North American retail business is the largest optical retail business in North America based on total sales. See “—Products and Services” below for a more detailed discussion of our business.

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

In 1990, our ADSs were listed on the New York Stock Exchange.  Throughout the 1990s, we expanded into the sunglasses business through various acquisitions. In 1990, we acquired Florence Line S.p.A., the owner of the Vogue brand. In 1995, we became the first frame manufacturer to enter the North American retail market through the acquisition of LensCrafters. In the same year, we also acquired the medium- to high-end brand product line of Persol S.p.A.

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

In August 2003, we acquired 82.57 percent of the outstanding shares of OPSM (we acquired the remaining 17.43 percent interest in March 2005), resulting in our leading position in the prescription business based on sales in the Australian and New Zealand markets, while at the same time presenting us with new growth opportunities in the Asia-Pacific markets. In October 2004, we strengthened and expanded our North American retail and managed vision care business with the acquisition of Cole National Corporation, which, among other things, operates Pearle Vision and the Licensed Brands.

In 2006, we expanded our retail presence in China by acquiring three premium retail chains, Beijing Xueliang Optical Technology Co. Ltd., Ming Long Optical and Modern Sight Optics, to become a leading operator of premium optical stores in China (based on the number of stores) in three of the top premium optical markets in mainland China, as well as Hong Kong, an important market in Asia for luxury goods.

In November 2007, we acquired Oakley, Inc., a worldwide specialist in performance optics with brands including Oakley, Eye Safety Systems, Fox, Mosley Tribes, Oliver Peoples and Paul Smith Spectacles, and retail chains including Oakley “O” Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen, Oliver Peoples and Bright Eyes.

Our capital expenditures for our continuing operations were Euro 296.4 million for the year ended December 31, 2008 and Euro 44.6 million for the three-month period ended March 31, 2009. We expect 2009 aggregate capital expenditures to be approximately Euro 200million, in addition to investment for any acquisitions. The most significant investments planned are for the remodeling of existing stores for our North American retail operations, at an expected cost of approximately Euro 45 million and for investment in new IT infrastructure worldwide (approximately Euro 50 million). We will fund these future capital expenditures with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities.”

Our principal executive offices are located at Via C. Cantù 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. We are domiciled in Milan, Italy.

Business Overview

Recent Developments

Acquisitions

On May 27, 2009, we entered into an agreement to acquire 40% of Multiopticas Internacional S.L., a company that currently owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia.  This transaction, with a fair value of approximately Euro 40 million, is expected to close around the end of June 2009 and marks our entry into the retail business in South America, a region where we already have a solid presence through our wholesale network. Under the agreement, we have a call option for the remaining 60 percent of Multiopticas Internacional S.L.  The call option will be exercisable by us between 2012 and 2014 at a price to be determined on the basis of Multiopticas’s consolidated sales and EBITDA values at the time of the exercise.

On July 31, 2008, we and Ruleplan Limited, a company unaffiliated with us, exchanged all of the ordinary shares in Optika Holdings Limited, or OHL, for ordinary shares of our subsidiary, Sunglass Hut UK Ltd., or SGH UK. The fair value of the OHL shares exchanged was approximately GBP 35 million. Prior to the exchange, OHL was a joint venture owned 50% by us and 50% by Ruleplan Limited. OHL, through its subsidiaries, operated a chain of ophthalmic retail locations throughout the United Kingdom and Ireland under the brand name “David Clulow.” As a result of this transaction, we own, directly and indirectly, 66% of SGH UK and the former stockholders of OHL own 34% of SGH UK. The former stockholders of OHL received a put option to sell their SGH UK shares to us, while we have a call option on their SGH UK shares.

Ray Ban Indian Holdings Offer

In August 2003, the Securities Appellate Tribunal, or SAT, in India upheld the decision of the Securities Exchange Board of India, or SEBI, to require our wholly-owned indirect subsidiary, Ray Ban Indian Holdings, Inc., to make a public offer in India to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd., or RayBan Sun Optics. The Supreme Court of India, on December 12, 2006, directed that a public offer be made within 45 days of the order, using April 28, 1999, as the reference date for calculating the offer price. The Supreme Court also directed that interest be paid at the rate of 10 percent per annum for the period between August 27, 1999, and the closing date to all persons who were shareholders of RayBan Sun Optics throughout such period. In April 2007, pursuant to the Supreme Court order and in compliance with the applicable SEBI regulations, we launched a public offer through Ray Ban Indian Holdings, Inc. to acquire up to 4,895,900 shares, representing approximately 20 percent of the equity share capital of RayBan Sun Optics, which we subsequently increased to up to 7,545,200 shares, representing approximately 31 percent of the equity share capital of RayBan Sun Optics. 6,454,280 shares were tendered in the offer, which closed in May 2007.  In June 2007, our stake in RayBan Sun Optics increased to 70.5 percent. We paid total consideration of approximately Euro 13.0 million for the tendered shares.

During 2008, the Company, through Ray Ban Indian Holdings, Inc., announced its intention under SEBI (Delisting of Securities) Guidelines 2003 (the “Guidelines”) to acquire 7,210,554 equity shares comprising 29.46% of the fully paid-up equity share capital from public stockholders of RayBan Sun Optics in order to delist its shares from the Bombay Stock Exchange, or the BSE. The delisting offer made to the stockholders in accordance with the Guidelines opened on August 18, 2008 and closed successfully on August 22, 2008. From August 28, 2008 to September 11, 2008, Ray Ban Indian Holdings, Inc. accepted shares from the remaining public stockholders holding shares in the form of physical share certificates or in certificated form who either could not participate in the bidding process or whose bids were rejected in the bidding process. Through the offer, Ray Ban Indian Holdings, Inc. purchased 4,335,713 shares from public stockholders for approximately Euro 9.1 million (U.S. $13.4 million, including approximately U.S. $0.5 million in transaction costs). Following the delisting offer, BSE approved the delisting of equity shares of RayBan Sun Optics on October 22, 2008.

For the six months following the date of delisting, in accordance with the Guidelines, Ray Ban Indian Holdings, Inc. provided a final opportunity to the remaining stockholders to tender their shares for a period of six months on the same terms and conditions as the delisting. During such period, which ended April 22, 2009, Ray Ban Indian Holdings, Inc. purchased 1,239,195 shares from public stockholders for approximately Euro 2.9 million. Upon transfer of the remaining tendered shares, Ray Ban Indian Holdings, Inc. will own 93.32% of the equity shares of RayBan Sun Optics.

We acquired our initial interest in RayBan Sun Optics in connection with the purchase of the Ray-Ban eyewear business from Bausch & Lomb in 1999.

License Agreements

On January 28, 2009, we entered into a new six-year licensing agreement, with an option for a four-year extension, with Tory Burch LLC to design, manufacture and globally distribute sun and prescription eyewear collections by Tory Burch and TT, two emerging American fashion and lifestyle brands.

On January 30, 2009, Salvatore Ferragamo Italia S.p.A., which controls Gruppo Ferragamo, agreed to a three-year extension through December 2011, with an option for a further two-year extension, of its licensing agreement with us covering design, manufacturing and global distribution of prescription and sun eyewear under the Salvatore Ferragamo label.

On April 9, 2009, Donna Karan International Inc. agreed to a five-year extension through December 2014, with an option for a further five-year extension, of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Donna Karan and DKNY brands.

Credit Agreements

In June 2009, we renegotiated our 18 month Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro dated April 9, 2008. The new facility is a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. We can select interest periods of one, three or six months.

Products and Services

Wholesale Operations

Our Brands

In our wholesale operations, we manufacture and sell our prescription frames and sunglasses as either house brands or designer lines. House brands consist of eyewear sold under brand names that we own. Designer lines are produced under designer names held by us under license agreements with third parties. Our products, for both house brands and designer lines, consist of a variety of different styles ranging from conventional to contemporary and fashion-forward styling. Each brand is tailored for a specific market segment based on certain characteristics, such as the consumer’s age, lifestyle and fashion consciousness.

House Brands:  Our house brands are sold worldwide under brand names such as Ray-Ban and Oakley. In 2008 we developed approximately 730 distinct new models of frames within our house brands and private labels, of which approximately 490 are optical and 240 are sun. Each style is typically produced in two sizes and five colors. Actual availability of product styles, colors and sizes varies among geographic markets depending upon local demand.

The following is a summary description of each of our most significant house brands:

•                  Ray-Ban: Created in 1937 and acquired by us in 1999, the Ray-Ban line is the brand leader in the eyewear market based on sales and consumer awareness, bringing together renowned sunglass lenses and a timeless style.

•                  Oakley: Founded in 1975 and merged into our Group in 2007, Oakley is a market-leading, strong, iconic brand of performance optics products, including premium sunglasses, prescription eyewear, goggles and electronically-enabled eyewear, whose loyal consumers and athletes have helped create a culture and brand that are intertwined.

•                  Persol: Created in 1917 and acquired by us in 1995, the Persol brand is synonymous with design, elegance, tradition and technical precision. Our Persol line, which includes a wide range of prescription frames and sunglasses, is marketed as a timeless fashion accessory due to the elegance and design of our products.

•                  Oliver Peoples: Created in 1987 and acquired by us in 2007, Oliver Peoples helped establish the luxury eyewear market. Oliver Peoples’ classic designs fuse old-world aesthetics with modern-day finesse and are worn by many of the world’s most recognizable celebrities.

•                  Vogue Eyewear: Created in 1973 and acquired by us in 1990, the Vogue brand is recognized as trendy and innovative and symbolizes a young and dynamic style that stresses attention to detail and fashion.

•                  Arnette: Created in California in 1992 and acquired by us in 1999, Arnette is an active sport lifestyle brand targeted at young consumers.  This sports product line is characterized by a very forward-thinking design and provides outstanding comfort and functionality, ideal for those who enjoy dynamic and extreme sports.

•                  Revo: Created in 1985 and acquired by us in 1999, Revo is a product line targeted towards sport and leisure wearers.  The Revo line is known for its high-quality lenses that are treated with a specialized coating process.

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

•                  Killer Loop or K&L: Created in 1989 and acquired by us in 1999, Killer Loop is a sun and sports eyewear brand that combines design and quality and has evolved throughout the years from exclusively sports eyewear to also include leisure eyewear and a more “urban style.” In 2008, it took on a new name, K&L.

•                  Mosley Tribes: The Mosley Tribes brand, launched in 2005 and acquired by us in 2007, is a modern brand fusing fashion and urban lifestyles.

•                  Eye Safety Systems: ESS designs, develops and markets advanced eye protection systems for military, firefighting and law enforcement professionals and is a leading supplier of protective eyewear to the U.S. military and firefighting markets.

Designer Lines: Our designer lines are produced and distributed through license agreements with major fashion houses. Currently, we sell designer lines under the names Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Versus, Salvatore Ferragamo, Burberry, Polo Ralph Lauren with its six lines (Purple Label, Polo, Ralph Lauren, Ralph, Chaps and Club Monaco), Donna Karan, DKNY, Brooks Brothers, Paul Smith Spectacles and Anne Klein.   Additionally, in the summer of 2009, we will launch the first collection of Stella McCartney eyewear, and in the fall, we will launch the Tory Burch line. The license agreements governing these designer lines are exclusive contracts and typically have terms of between three and ten years. See “—Trademarks, Trade Names, Patents and License Agreements—License Agreements.” Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designer. Our designer lines presently feature approximately 1,340 different models.

The following is a summary description of our main designer lines:

•                  Chanel: In 1999, we became the first company licensed to produce Chanel products. The Chanel product line, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

•                  Prada: The Prada license agreement was signed in 2003. The Prada collections offer a range of optical frames and sunglasses, as well as a series of models created for leisure time, identified by the brand’s unmistakable red stripe. The Prada collections have always been distinctive not only for their high quality but also for their forward-thinking approach and style, enabling the brand to anticipate and often inspire trends across all sectors.

•                  Miu Miu: The Miu Miu license comprises both optical frames and sunglasses. This brand addresses a sophisticated clientele particularly attentive to new trends. The Miu Miu brand is urban, young, and refined, an alternative vision, a “new classic.”

•                  Dolce & Gabbana:  Under license since 2005, the Dolce & Gabbana eyewear collections are an expression of ultimate luxury. They are characterized by modern, fashionable shapes, prestige materials and sumptuous details.

•                  D&G: Under license since 2005, the D&G eyewear collection has a youthful, innovative and unconventional spirit. The eyewear collection emphasizes the spirit of the brand: innovative, provocative and cosmopolitan.

•                  Bvlgari: Under license since 1997, Bvlgari eyewear is distinguished by the high quality of its materials, attention to detail and elegant design. This product line addresses a clientele who seeks distinctive and exclusive products.

•                  Tiffany & Co.: For 169 years, Tiffany & Co. has designed and produced standard-setting jewelry and accessories. The Tiffany & Co. eyewear collection, first launched in early 2008, remains true to the brand’s high standards.

•                  Versace: Under license since 2003, Versace is a luxury brand for modern women and men who choose to express strength, confidence and uniqueness through a bold and distinctive personal style. Versace represents the ideal of a sophisticated, free and highly desirable lifestyle.

•                  Versus: Under license since 2003, while staying true to the essence of the Versace brand, Versus embodies a younger, edgier take on those themes. Filled with spirit and energy, Versus challenges convention, always in the vanguard of modern urban style.

•                  Paul Smith Spectacles:  The Paul Smith Spectacles brand, launched in 1994, includes prescription and sun eyewear that feature the whimsical yet classic designs and attention to detail that are synonymous with one of Britain’s leading fashion designers.

•                  Salvatore Ferragamo: The Salvatore Ferragamo collections are characterized by lavish attention to detail, original use of materials and creative choice of colors. The eyewear collection is inspired by the tradition of craftsmanship of this fashion house, reinterpreted in a contemporary mode.

•              Burberry: The Burberry license agreement was signed in 2005, with the launch of the first Burberry eyewear collection in October 2006. This collection features the brand’s core values of form and function, innovation and the essence of classic style.

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

•              Polo: The Polo collection is inspired by the heritage of Polo Ralph Lauren apparel. This collection features emblematic models that are classic and never out of style. Polo is the ideal collection for men who appreciate quality and tradition with a fresh design.

•              Ralph: The Ralph line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks, and vibrant colors for a feminine, flirty and fun look.

•              Chaps: Chaps features easy-to-wear designs in the classic tradition of Polo Ralph Lauren. The line offers a designer name to the young consumer of moderately-priced sportswear. Since its introduction, Chaps has come to represent classic design, excellent quality and value.

•                  Club Monaco: Club Monaco offers quality eyewear, uncompromising style and affordable luxury. The styling targets both men and women, between 20 and 40 years of age, who are urban professionals, style enthusiasts, and who appreciate design at mid-level prices.

•                  Donna Karan: This product line reflects the design sensibility and spirit of the Donna Karan collection, offering men and women sophisticated and sleek styles.

•              DKNY: DKNY is easy-to-wear fashion with an urban mindset, the New York City street-smart look. DKNY eyewear caters to modern, urban, fashion-conscious women and men with multifaceted lifestyles: international, eclectic, fun and real.

•              Brooks Brothers: Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the unique features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality.

•              Anne Klein: The Anne Klein product line targets successful professional women who place an emphasis on quality and image.

•              Stella McCartney: The Stella McCartney eyewear collection reflects Stella McCartney’s modern sense of innovation in her creation of desirable fashion. Combining everyday functionality with a strong fashion sensibility, the eyewear collection offers contemporary femininity with a sense of modern luxury.

•              Tory Burch: Under license since 2008, Tory Burch is an attainable luxury lifestyle brand defined by classic American sportswear with an eclectic sensibility, which embodies the personal style and spirit of its co-founder and creative director, Tory Burch.  The first sunglass collection will be in stores in the third quarter of 2009.

The following table presents the respective percentages of our total unit (a “unit” represents an eyeglass frame or sunglass and excludes sales of other materials) sales that our designer and house brands comprised during the periods indicated:

	Year Ended December 31,
(as a percentage of total unit sales)	2008	2007	2006	2005	2004
Designer brands	33.0	42.7	41.2	35.9	32.8
House brands	67.0	57.3	58.8	64.1	67.2
Total unit sales	100.0	100.0	100.0	100.0	100.0

Prescription Frames and Sunglasses

In 2008, our manufacturing facilities produced a combined total of approximately 50.1 million prescription frames and sunglasses. In 2007 and 2006, our manufacturing facilities produced a combined total of approximately 41.8 million and 37.0 million prescription frames and sunglasses, respectively.

Since 1990, sunglasses have become an increasingly significant product line for us as we seek to capitalize on growth opportunities in the sunglasses segment. In 1990, we acquired a distributor that supplied sunglasses under the Vogue brand name. In 1995, we expanded our activities in the sunglasses market by acquiring Persol S.p.A., an Italian producer of high-quality, fashionable sunglasses and prescription frames in the premium-priced segment of the market. In 1999, we acquired the Ray-Ban business from Bausch & Lomb Incorporated, including the Ray-Ban, Revo, Arnette and Killer Loop brand names. As a result of our acquisition of the Ray-Ban business, the percentage of our unit sales represented by sunglasses that we manufacture has grown significantly. This trend continued with the acquisition of Sunglass Hut and, in 2007, with the expansion of our sunglass-based retail business in South Africa. This growth trend in our sunglass business has continued as a result of our acquisition of Oakley.  In addition to the more fashion-oriented sun and ophthalmic products for which we have earned a strong reputation, the Oakley acquisition brings to us a complementary technological expertise and know-how in high-performance optics, which includes sunglasses, prescription eyewear, goggles, shields, visors and electronically-enabled eyewear, most of which feature Oakley’s High Definition Optics® (HDO®) technology.

Unit sales of sunglasses manufactured by us and third parties in 2008, as a percentage of our total aggregate unit sales, were 59.6 percent, as compared to 58.4 percent in 2007 and 57.2 percent in 2006.

The following table presents the respective percentages of our total unit sales that our prescription frames and sunglasses comprised for the periods indicated:

	Year Ended December 31,
	(as a percentage of total unit sales)
	2008	2007	2006	2005	2004
Prescription frames	40.4	41.6	42.8	44.2	42.7
Sunglasses	59.6	58.4	57.2	55.8	57.3
Total unit sales	100.0	100.0	100.0	100.0	100.0

Retail Operations

We operate our retail operations through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley “O” Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical). Due to the fragmented nature of the European retail market, we do not have significant optical retail stores in Europe outside of the United Kingdom and Ireland.  As of March 31, 2009, our retail business consisted of 5,649 corporate store locations and 547 franchised or licensed locations as follows:

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product
North America	LensCrafters	962		Prescription
	Pearle Vision	417	375	Prescription
	Sunglass Hut	1,562		Sun
	ILORI	18		Sun
	Sunglass Icon	99	11	Sun
	The Optical Shop of Aspen	24		Prescription
	Oliver Peoples	5	1	Prescription/Sun
	Oakley “O” Stores and Vaults	99		Sun/Apparel
	Licensed Brands:
	Sears Optical	878		Prescription
	Target Optical	331		Prescription
Asia-Pacific	OPSM	319		Prescription
	Laubman & Pank	130		Prescription
	Budget Eyewear	76	13	Prescription
	Sunglass Hut	203	3	Sun
	Bright Eyes	49	92	Sun
	Oakley “O” Stores and Vaults	15	1	Sun/Apparel
	Oliver Peoples		1	Prescription/Sun
China and Hong Kong	LensCrafters	175		Prescription
	Sunglass Hut	6		Sun
	Other Brands	65		Prescription
Europe	Sunglass Hut	81		Sun
	Oakley “O” Stores and Vaults	11	5	Sun/Apparel
	David Clulow	64	5	Prescription/Sun
Africa and Middle East	Sunglass Hut		33	Sun
	Oakley “O” Stores and Vaults		1	Sun/Apparel
South Africa	Sunglass Hut	56		Sun
	Oakley “O” Stores and Vaults	2		Sun/Apparel
Central and South America	Oakley “O” Stores and Vaults	2	6	Sun/Apparel

LensCrafters. As of March 31, 2009, we operated a retail network of 1,137 LensCrafters locations worldwide (of which 962 locations are in North America and 175 are in China and Hong Kong) offering a wide selection of prescription frames, sunglasses, lenses and other optical products. LensCrafters is currently the largest optical retail chain in North America in terms of sales. LensCrafters stores sell not only Luxottica products, but also a wide range of lenses and optical products made by other suppliers. LensCrafters’ products include innovative lenses, such as FeatherWates® (lightweight, thin and impact-resistant lenses), DURALENS® (super scratch-resistant lenses), Advanced View Progressive™ (free-form, digitally surfaced progressive lenses), Invisibles® (anti-reflective lenses) and MVP Maximum View Progressives® (multi-focal lenses without visible lines). Substantially all of our LensCrafters stores are located in high-traffic commercial malls and shopping centers, have an employed optometrist or an independent, licensed optometrist on site (thereby allowing the customer to have an eye examination on site), provide a large range of prescription eyewear choices and, in North America, include a laboratory, which enables us to provide the selected frame with prescription lenses to our customers in approximately one hour. When we acquired LensCrafters in 1995, LensCrafters had approximately 600 stores. Between 1995 and 1998, we opened new stores and acquired other retail chains, reaching over 850 stores in North America by 1999.

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

In 2006, we began to expand the use of the LensCrafters name by rebranding certain retail locations to “LensCrafters” that we acquired as part of the acquisitions of three optical retailers in China, which had a combined total of 274 stores across Asia, including Hong Kong. Hong Kong is one of the most significant Chinese luxury markets where middle class and affluent mainland Chinese visit frequently to purchase luxury goods. Launching LensCrafters as a premium brand in Hong Kong was important for increasing awareness and consumer demand for our products and services. In September 2006, we launched LensCrafters in Beijing, beginning the re-branding strategy of our acquisitions.  As of March 31, 2009, we operated 240 retail stores in China and Hong Kong, of which 175 carry the LensCrafters name while the others retain their original brand names. Based on the strategy for 2009, the remaining stores were re-branded to LensCrafters stores during the second quarter of 2009.

In 2009, LensCrafters began positioning itself as “the Brand that Loves Your Eyes,” a statement that guides all brand decisions and associate interactions with customers.  Every few years, LensCrafters has presented a “new face” to customers, with increasingly targeted marketing, operations and merchandising.

Sunglass Hut. With the acquisition of Sunglass Hut in 2001, we became the world’s leading specialty retailer of sunglasses based on sales. As of March 31, 2009, Sunglass Hut had 1,562 retail locations in North America, 212 in Asia-Pacific, 81 in Europe, 56 in South Africa and 33 in the Middle East. Sunglass Hut operates in-line stores and kiosks in shopping malls, as well as stores in street centers on high-traffic streets and in airports. We have increased sales of Luxottica-manufactured products at Sunglass Hut locations from approximately 14.3 percent of total Sunglass Hut net sales in April 2001 (the first month following the acquisition) to 81 percent in December 2008, including Oakley products.  In addition to sunglasses that we manufacture, Sunglass Hut continues to sell a variety of frames manufactured by third-party vendors, including Maui Jim, Safilo, Bushnell, Spy and others.  Although we buy products from third parties, we do not believe that the loss of any one supplier would have a significant impact on our future operations as we could easily replace lost supply with other sunglasses manufactured by us or other third-party vendors. After the acquisition of Sunglass Hut and Cole, we consolidated the administrative and certain other functions of these businesses with our existing business to allow significant synergies between sun and optical retail operations. Sunglass Hut outlets are located mostly in enclosed malls and airports with an average retail space of approximately 400 square feet per kiosk/store.

In 2007, we completed the acquisitions of two prominent specialty sun chains in South Africa, for a total of 65 stores, which were rebranded to Sunglass Hut stores in 2008. Both chains have prominent locations in shopping centers in urban areas, including Johannesburg and Cape Town, as well as attractive airport locations.

Today, the Sunglass Hut brand is positioned as a key destination for premium sunglasses.  Sunglass Hut offers the latest name-brand products along with outstanding customer service to help customers “find their cool.”

ILORI. In September 2007, Luxottica launched ILORI, our first luxury specialty store dedicated to sunglasses. ILORI has 18 stores in the United States as of March 31, 2009, including flagship stores in the SoHo neighborhood of New

York City and in Beverly Hills, CA. ILORI caters to a different, more exclusive clientele than Sunglass Hut with higher-priced collections and more pampered, personalized service in luxurious surroundings.

OSA, The Optical Shop of Aspen. As of March 31, 2009, we operated 24 The Optical Shop of Aspen stores throughout the United States, which are luxury optical retail stores offering fashion and luxury eyewear from a variety of designers, as well as certain Oakley-owned brands, including Oliver Peoples, balanced between sun and optical.

Sunglass Icon. Our Sunglass Icon multi-branded sunglass specialty retail locations offer a full range of eyewear, including brands owned or licensed by us, as well as eyewear from other designers and brands. As of March 31, 2009, Sunglass Icon operated 110 locations throughout North America. The Sunglass Icon retail stores are located in premium malls throughout the United States.

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

The same premise Dr. Pearle used to build the company over 45 years ago remains strong today: Pearle Vision knows eyecare and eyewear, places the customer first, is honest and respects the customer.  Pearle Vision distinguishes itself as a “Different Kind of Optical,” aiming to provide the most complete, professional optical experience available anywhere.

Sales of Luxottica products at Pearle Vision stores enjoyed strong growth, reaching nearly 86 percent of total sales in 2008. Ray-Ban, Versace, Anne Klein and Vogue were some of the stronger-selling brands.

In order to centralize services and achieve economies of scale, most in-store labs were closed, and their work was transferred to nearby LensCrafters labs or to one of our seven large central lens finishing facilities.

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

As of March 31, 2009, Pearle Vision operated 417 corporate-owned store locations and had 375 franchise locations throughout North America.

Licensed Brands. With the acquisition of Cole, we also acquired a group of distribution outlets under the names “Sears Optical” and “Target Optical” (the “BJ’s Optical” license acquired with Cole was terminated in March 2008), which we refer to as our Licensed Brands. The Licensed Brands optical retail locations are located in the host stores that bear the names of the hosts. Both of these brands offer consumers the convenience of taking care of their optical needs where they shop and have a precise market positioning. As of March 31, 2009, we operated 878 Sears Optical and 331 Target Optical locations throughout North America.

Oakley “O” Stores and Vaults. As of March 31, 2009, we operated 58 retail stores in North America under the Oakley Store name, which offer a full range of Oakley-branded optics products as well as Oakley apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics, audio and visual elements. In addition to these full-price retail venues, we operated 41

Oakley Vaults, our Oakley outlet store concept, featuring discontinued and excess seasonal Oakley-branded merchandise in addition to newer products priced at full retail. Our Oakley retail stores are located in some of the nation’s leading shopping malls and average approximately 2,500 square feet in size. We had 4 Oakley “O” Stores and Vaults under franchise in Mexico as of March 31, 2009.  Outside of North America, as of March 31, 2009, we operated 30 corporate-owned Oakley “O” Stores and Vaults and had 13 franchise locations.

Oliver Peoples. Our Oliver Peoples subsidiary operates five luxury optical retail stores (two in Southern California, two in New York City and one in Las Vegas, Nevada). An additional two Oliver Peoples retail locations are operated by others under license, one in Southern California and one in Tokyo.

OPSM, Laubman & Pank and Budget Eyewear. In Australia and New Zealand, we operate three brands, which specialize in the prescription business: OPSM, Australia’s top eyewear brand for luxury and fashion-minded customers; Laubman & Pank, provider of high-quality eyecare and services; and Budget Eyewear, focused on price-conscious consumers. The three brands operate in all of Australia’s states, primarily in larger cities. OPSM is our only prescription brand in New Zealand and operates in the main urban areas. All brands have continued to extend further into the fashion segment through innovative store format, personnel training and product assortment programs that are tailored to their respective segments and leverage off of our portfolio of products. In the prescription segment, the three brands have a different positioning which allows us to cover complementary segments with product offerings catering to the needs of different consumer categories. Improved understanding of customers and initiatives have helped OPSM achieve a significant increase in sales and have solidified its position as the best-known brand on the market. Laubman & Pank’s recognition as an optical fashion brand has continued to increase as promotional programs clearly position the brand as a national chain. The brand is perceived to have a special focus on eye health, resulting from a series of initiatives that include TV campaigns and national screening programs. Budget Eyewear has successfully extended its product offerings while remaining the preferred destination for those wanting good eyewear at lower prices. As of March 31, 2009, a total of 499 stores throughout Australia were operated under the three brands - OPSM (280 stores), Laubman & Pank (130 stores) and Budget Eyewear (89 stores including 13 franchise locations). OPSM is the market leader in New Zealand, based on corporate-owned store locations, with 39 stores, as of March 31, 2009.

Bright Eyes. Bright Eyes, first established in 1985, is one of Australia’s largest and fastest growing sunglass chains, with over 142 sunglass stores across Australia operating under the Bright Eyes and Sunglass Worx names. As of March 31, 2009, Bright Eyes operated 49 corporate-owned store locations and 92 franchise locations. The stores are located in highly desirable real estate locations and sell brands such as Oakley, Ray-Ban, Prada, Versace, Maui Jim and Arnette.

David Clulow. With 50 years of experience, David Clulow is a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the South East of the United Kingdom. The brand is about service, quality and fashion and our marketing is targeted to reinforce these brand values and build long-term relationships with our customers. In addition to operating optical stores, David Clulow operates a number of sunglass concessions in upmarket department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2009, David Clulow operated 37 corporate-owned locations (including 9 joint ventures), 5 franchise locations and 27 sun stores/concessions.

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

EyeMed. EyeMed Vision Care is one of the largest vision benefits organizations in the United States, serving over 24 million members in corporations, government entities and insurance companies with funded vision benefits through a network of optometrists, ophthalmologists, opticians and Luxottica retail stores.

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

Our Principal Markets

The following table presents our net sales by geographic market for the periods indicated:

	Year Ended December 31,
	(In thousands of Euro)
	2008	2007	2006
Italy Wholesale	1,379,599	1,506,077	1,321,887
North America Retail(1)	2,599,003	2,744,454	2,840,977
North America Wholesale	777,294	328,632	235,526
Asia-Pacific Retail	435,859	453,223	388,505
Asia-Pacific Wholesale	293,190	232,338	215,135
Other Retail	74,283	64,641	64,678
Other Wholesale	1,233,346	1,049,788	697,278
Adjustment/Eliminations(2)	(1,590,963)	(1,413,099)	(1,087,828)
Total	5,201,611	4,966,054	4,676,156

(1)             Excludes the sales of our Things Remembered specialty retail business, which was sold in September 2006. Things Remembered sales for fiscal 2006 (through its date of sale on September 29, 2006) were Euro 157.1 million.

(2)             “Adjustment/Eliminations” represents the elimination of intercompany sales.

Seasonality and Effect of 53-Week Year

We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 59.6 percent and 58.4 percent of our units sold in 2008 and 2007, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our North American retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. A 53-week year occurs in five- to six-year intervals and occurred in fiscal 2008 and will occur again in fiscal 2014.

Manufacturing Process

Overview

We manufacture both metal and plastic frames. In addition to our frame manufacturing capacity, since 1999 we have also produced crystal and polycarbonate sunglass lenses exclusively for our sunglasses collections. Production is principally carried out in our six Italian manufacturing facilities. In China, we manufacture certain products distributed mainly by our North American retail group and certain finished products for our wholesale business, mainly in our owned production facilities. Each of our facilities is tailored to a specific production technology that we believe allows us to achieve a high level of productivity.  We have manufacturing facilities in the United States where we manufacture or assemble most of our Oakley eyewear products.

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

All prototypes are subject to review and approval by our licensors and our designers to ensure consistency with the distinctive image of each product line. Our collections consist of both new models and the most successful existing models. Each year, we add approximately 2,100 new models to our eyewear collections. The ability to constantly renew our product base has enabled us to meet consumer demand in each market segment in which our brands are targeted. See Item 3—“Key Information—Risk Factors— If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer.”

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

Essilor S.A. has become one of the largest suppliers of our retail operations, accounting for 12% of our total merchandise purchases in 2008 and 15% in 2007. Although we do not have formal, long-term contracts with Essilor or any of our other suppliers, we have not experienced any significant interruptions in our supplies. We believe that the loss of Essilor S.A. or any of our other vendors would not have a significant impact on the future operations of the Company as we could replace them quickly with other third-party suppliers. For additional information, see Note 14 to our Consolidated Financial Statements included in Item 18 of this annual report.  Historically, prices of the principal raw materials used in our manufacturing process have been stable.

Manufacturing

We have six frame manufacturing facilities in Italy. Five facilities are located in northeastern Italy, the area in which most of the country’s optical industry is based, and the remaining facility is located near Turin. All of our facilities are highly automated, which has allowed us to maintain a high level of production without significant capital outlay. In certain of these facilities, we also produce sunglass crystal lenses and polycarbonate lenses. In 2006, we modernized our operations in Italy by building a new approximately 32,000 square-meter manufacturing facility to produce acetate frames and sunglasses for a total investment of approximately Euro 20.0 million. In 2007, we further expanded our manufacturing facilities in Italy by approximately 28,000 square meters in order to rationalize the product production flow, for a total investment of approximately Euro 23.4 million. We were able to rededicate one of our former facilities to our logistics operation for a total investment of Euro 6.2 million. From 1998 to 2001, we operated, through our 50 percent-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner, a facility in China to manufacture prescription frames. In 2001, we acquired from our Japanese partner the remaining 50 percent interest in this Chinese manufacturer so that it became one of our wholly-owned subsidiaries. In 2006, we increased our manufacturing capacity in China through the construction of a new approximately 26,000 square-meter manufacturing facility to produce both metal and plastic frames for a total investment of approximately Euro 20.0 million. After the construction of this new facility, our annual average daily production in China increased by approximately 80 percent compared to 2005.  In 2007, we further expanded our manufacturing capacity in China by approximately 74,000 square meters, for a total investment of approximately Euro 7.2 million. The percentage of private label products produced at our facilities in China has been decreasing in favor of increased production of certain of our core, fashion and North American brands.

Over the past several years, we have consolidated our manufacturing processes by tailoring each of our manufacturing facilities in Italy to a specific production technology. This consolidation has allowed us to improve both the productivity and quality of our operations. We produce plastic frames in our facilities in Sedico, Pederobba and Lauriano, while metal frames are produced in our facilities in Agordo and Rovereto. Certain frame parts are produced in our facility in Cencenighe. Our manufacturing facility in China produces both metal and plastic frames. In 2008, approximately 60 percent of the frames manufactured by us were metal-based, and the remainder was plastic.

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

The principal manufacturing facility for our Oakley products is located in Foothill Ranch, California, where we manufacture or assemble most Oakley eyewear products. We have another manufacturing facility located in Dayton, Nevada, where we produce the frames used in our Oakley X Metal® (a proprietary alloy) eyewear products.

At our U.S. manufacturing facilities, we own, operate, and maintain most of the equipment used in the manufacture of Oakley’s eyewear products. Much of the equipment used has been specially designed and adapted for Oakley’s manufacturing processes. Manufacturing processes that we believe are unlikely to add significant value are currently contracted to outside vendors. State-of-the-art manufacturing practices allow us to respond quickly to customer demand, offer protection against piracy and enable us to adhere to strict quality-control standards. We can build customized Oakley eyewear products to meet individual consumer demand for unique combinations of frame, lens and lens coating and to ship those products in less than 48 hours.

We utilize third-party manufacturers to produce Oakley apparel, footwear, watches, electronically-enabled eyewear and certain goggles.

Costs associated with research and development activities are expensed when incurred and are not significant.

Lens Finishing Labs

In North America, we have seven central lens finishing labs that are of strategic importance to our North American retail business.  Combining our broad presence in the market with additional capacity for handling lens finishing work, we anticipate increasing availability of our higher-margin lens treatments to consumers at our stores. Lens finishing labs are also expected to contribute to a reduction of the time and cost of finishing work provided by third parties.

We operate Oakley optical lens laboratories in the United States, Ireland and Japan where we surface prescription lenses. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling us to achieve expeditious delivery, better quality control and higher optical standards.

Quality Control

One of our key strategic objectives is ensuring the quality of our products, which has led to the integration of every phase of production in Italy and China. Quality is the critical factor in the premium and luxury segments for both wholesale customers and retail consumers.  In 1997, we were among the first companies in the eyewear industry to obtain ISO 9001 certifications. Subsequently, in 2003, we obtained the “Vision 2000” certification, which is the third-generation industry recognition for quality production. To ensure the high quality of our products, our quality control and process control teams regularly inspect work-in-progress at various stages of the production cycle. In addition, the majority of materials that we purchase are quality tested. We also conduct inspections of, and certify compliance with, the production processes of our main suppliers. Each of our prescription frames and sunglasses undergoes several stages of quality inspection. Due to the efficiency of our quality controls, the return rate for defective merchandise manufactured by us is approximately one percent.

We design Oakley products in our facilities in the United States to meet or exceed relevant industry standards for safety, performance and durability. Throughout the development process, Oakley optics products undergo extensive testing against standards established specifically for eyewear by ANSI and ASTM. These standards relate to product safety and performance and provide quantitative measures of optical quality, UV protection, light transmission and impact resistance. In addition, we perform a broad range of durability and mechanical integrity tests on Oakley lens coatings that include extremes of exposure to UV light, heat, condensation and humidity. We test Oakley apparel, footwear and accessories against strict guidelines established by ASTM and other industry authorities to ensure quality, performance and durability.

Distribution

We distribute our products through both wholesale and retail channels.

Distribution by Wholesale Division

We currently distribute our products in over 130 countries and operate mainly through 43 wholly- or majority-owned wholesale distribution subsidiaries strategically located in major markets worldwide.  In markets where we do not have wholesale distribution subsidiaries, we employ approximately 100 independent distributors.

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

The following table sets forth certain information regarding our significant wholesale distribution subsidiaries and affiliates as of May 31, 2009:

Subsidiary	Country of Formation	Percentage Ownership
Luxottica Italia S.r.l.	Italy	100%
Luxottica India Eyewear Private Limited	India	100%
Luxottica Fashion Brillen Vertriebs GmbH	Germany	100%
Luxottica Portugal —Comercio de Optica S.A.	Portugal	100%
Luxottica France S.A.S.	France	100%
Luxottica Iberica S.A.	Spain	100%
Luxottica U.K. Ltd.	United Kingdom	100%
Luxottica Belgium N.V.	Belgium	100%
Luxottica Nordic AB	Sweden	100%
Oy Luxottica Finland AB	Finland	100%
Luxottica Vertriebsgesellschaft MbH	Austria	100%
Luxottica Norge AS	Norway	100%
Avant-Garde Optics, LLC	United States	100%
Oakley, Inc.	United States	100%
Oakley Icon Limited	Ireland	100%
Oliver Peoples, Inc.	United States	100%
Eye Safety Systems, Inc.	Australia	100%
Oakley Japan KK	Japan	100%
Oakley Athletic (PTY) Limited	South Africa	100%
Oakley U.K. LTD.	United Kingdom	100%
Oakley South Pacific PTY LTD.	Australia	100%
Oakley Canada, Inc.	Canada	100%
Oakley Brazil LTDA	Brazil	100%
Luxottica Canada Inc.	Canada	100%
Luxottica Do Brasil Ltda	Brazil	100%
Luxottica Mexico S.A. de C.V.	Mexico	100%
Luxottica Argentina S.r.l.	Argentina	75%
Mirari Japan Co Ltd.	Japan	100%
Luxottica South Africa Pty Ltd.	South Africa	100%
Luxottica (Switzerland) A.G.	Switzerland	97%
Luxottica Australia Pty Ltd.	Australia	100%
Luxottica Optics Ltd.	Israel	100%
Luxottica Hellas A.E.	Greece	70%
Luxottica Nederland B.V.	The Netherlands	51%
Luxottica Gozluk Endustri Ve Ticaret Anonim Sirketi	Turkey	64.84%
Luxottica Poland Sp. Z.o.o.	Poland	100%
Luxottica Central Europe KFT	Hungary	100%
Luxottica South Eastern Europe Ltd.	Croatia	70%
Luxottica ExTrA Limited	Ireland	100%
Mirarian Marketing Pte Ltd.	Singapore	51%
RayBan Sun Optics India Ltd.	India	92.05%
Luxottica Korea Ltd.	South Korea	100%
Luxottica (Shanghai) Trading Co, LTD	China	100%

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

Our distribution system is integrated internationally. A worldwide computerized information network links the distribution and sales systems with the production facilities in Italy, China and the United States. This network enables us to monitor worldwide sales trends and inventory positions on a daily basis and to allocate production resources accordingly.

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

Our sales organization is comprised of a combination of employees and independent sales representatives. Relationships with our large international, national and regional accounts are generally managed and serviced by employees. Independent sales representatives service the remaining base of retailers (which include optometrists, ophthalmologists and opticians) that carry our various product categories.

Currently, we distribute Oakley products in the United States through a base of approximately 11,000 retail accounts. Retail accounts are comprised of optical stores, sunglass retailers, department stores, sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

Distribution by Retail Division

Through our retail division, we believe we operate the largest group of optical superstores in the United States and Canada based on both sales and store count. We believe we are the largest specialty retailer of sunglasses in the world based on 2008 revenues and believe we have become a leading player in the Australian prescription segment.

In our optical retail stores, customers can choose from a large selection of frames and lenses offering a high level of comfort and fit. In North America, LensCrafters customers can obtain a completed pair of prescription glasses in approximately one hour because of on-site lens grinding laboratories. In our Sunglass Hut, ILORI, Sunglass Icon and Bright Eyes locations, customers can choose from a large selection of Luxottica- and third-party-vendor-manufactured sunglasses. In addition, most locations can assist customers in purchasing other accessories to complement their eyewear purchases. As of March 31, 2009, our retail business consisted of 5,649 corporate-owned store locations and 547 franchised locations. See “—Products and Services—Retail Operations” above for more information about our retail locations and a breakdown of the geographic regions.

The retail division’s stores sell not only frames that we manufacture but also a wide range of frames, lenses and other ophthalmic products manufactured by other companies. In 2008, units manufactured with our own brand names or our licensed brands, represented approximately 72.4 percent of the total sales of frames based on units sold by the retail division. In contrast, when OPSM was acquired in 2003, only 3.5 percent of the total sales of frames sold were supplied by us and, when Cole was acquired in 2004, less than one percent of the total sales of frames sold were supplied by us.

Substantially all LensCrafters (excluding the LensCrafters rebranded stores in China), Pearle Vision, Licensed Brands, OPSM, Laubman & Pank and Budget Eyewear stores have an employed or independent optometrist on-site, allowing the customer to have an eye examination, select from a large range of prescription eyewear and receive the selected frame with prescription lenses from one location. In addition, substantially all of our LensCrafters stores (excluding the LensCrafters rebranded stores in China), have a lens grinding laboratory on site, which allows our customers to receive a complete set of prescription frames or sunglasses in approximately one hour.

In 2008, we completed the acquisition of David Clulow, an optical retail chain in operation for almost 50 years in the United Kingdom and in Ireland. All of our David Clulow optical stores have on-site optometrists enabling us to control the high service levels and quality advice we provide to our customer. Frames and lenses are sold separately and assembled either in our “in-store” finishing laboratories, where available, or alternatively in the central glazing laboratory.

Competition

We believe that our integrated business model, innovative technology and design, integrated sunglass manufacturing capabilities, effective brand and product marketing efforts and vigorous protection of our intellectual property rights are important aspects of competition and are among our primary competitive advantages.

The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglass companies in various local markets. The major competitive factors include fashion trends, brand recognition, marketing strategies, distribution channels and the number and range of products offered. We believe that some of our largest competitors in the design, manufacturing and wholesale distribution of prescription frames and sunglasses are Charmant Group, De Rigo S.p.A., Marchon Eyewear, Inc., Marcolin S.p.A., Safilo Group S.p.A., Silhouette International Schmied AG and Viva International Group.

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

The highly competitive optical retail market in North America includes a large number of small independent competitors and several national and regional chains of optical superstores. In recent years, a number of factors, including consolidation among retail chains and the emergence of optical departments in discount retailers, have resulted in significant competition within the optical retailing industry. We compete against several large optical retailers in North America, including Wal-Mart and Eye Care Centers of America, and, in the sunglasses area, department stores and numerous sunglass retail chains and outlet centers. Our optical retail operations emphasize product quality, selection, customer service and convenience. We do not compete primarily on the basis of price.

We believe that Oakley and our other sports brands are leaders in non-prescription sports eyewear, where they compete with mostly smaller sunglass and goggle companies in various niches, and a number of large eyewear and sports products companies that market eyewear.

The managed vision care market is highly competitive. EyeMed has a number of competitors, including Vision Service Plan (VSP), Davis Vision, and Spectera. While VSP was founded almost 55 years ago and is the current market leader, EyeMed’s consistent year over year growth has enabled us to become the second largest market competitor in terms of funded lives. EyeMed competes based on its ability to offer a network and plan design with the goal of delivering overall value based on the price, accessibility and administrative services provided to clients and their members.

Marketing

Our marketing and advertising activities are designed primarily to enhance the image of Luxottica and our brand portfolio and to drive traffic into our retail locations. Advertising expenses amounted to approximately seven percent of our net sales in each of 2008, 2007 and 2006.

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

In our media advertising, we utilize mass media, such as print, radio and television, as well as billboard advertising and digital media. The extent of our advertising activities and the selection of different media depend upon the competitive conditions in each particular market. In addition, we advertise in publications targeted to independent practitioners and other market-specific magazines.

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

With our Oakley brands, we use less-conventional marketing methods in addition to those mentioned above, including sports marketing, grass-roots sporting events and targeted product allocations.  We believe the exposure generated by athletes wearing Oakley products during competition and in other media appearances serves as a more powerful endorsement of product performance and style than traditional commercial endorsements. Consequently, we will continue to use sports marketing and endorsement arrangements extensively to achieve exposure that results in strong brand recognition and authenticity on a global level.

Finally, we participate in major industry trade fairs (including the MIDO fair in Milan, Vision Expo in the United States and the SILMO in Paris), where our new collections are displayed and promoted to the market.

Marketing Strategy for Our Retail Business

In addition to the marketing activities described above, we engage in promotional and advertising activities through our retail business with both short- and long-term objectives. Our short-term objectives are to attract customers to our stores and promote sales. Our long-term objective is to build the image and visibility of our retail brands throughout the world, such as the LensCrafters and Pearle Vision brands in North America, the Sunglass Hut brand worldwide, the David Clulow brand in the United Kingdom and Ireland and the OPSM, Laubman & Pank and Budget Eyewear brands in Australia and New Zealand, thereby encouraging customer loyalty and repeat purchases. As of March 31, 2009, we operated 142 Oakley “O” Stores and Vaults worldwide, offering a full range of Oakley products including sunglasses, footwear, apparel and accessories. These stores are designed and merchandised to immerse the consumer in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley “O” Stores are in major shopping centers. Oakley’s retail operations outside the United States are mostly franchised and are located in Mexico, Europe and Asia-Pacific. Additionally for our eyewear, apparel, footwear and accessories marketed under the Oakley brand, long-term objectives are to utilize high profile retail locations to drive brand equity and create awareness.

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

Trademarks, Trade Names, Patents and License Agreements

Trademarks, Trade Names and Patents

Our principal trademarks or trade names include Luxottica, Ray-Ban, Oakley, Persol, Vogue, Arnette, Revo, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, Budget Eyewear and the Oakley ellipsoid “O” and square “O” logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid “O” and square “O” logos, we do not believe that any single trademark or trade name is material to our business or results of operations. The collection of Oakley and Ray -Ban products accounted for approximately 10.2 percent and 15.8 percent, respectively, of our net sales in 2008. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products; identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of trademarked logos, names and other attributes on nearly all of our products.

LensCrafters has introduced several trademarked lenses that contain innovative technology, such as AVP® and AVP Advanced View Progressives® (multi-focal lenses with a wider view of vision), FeatherWates® (lightweight, thin and impact resistant lenses), DURALENS® (super scratch-resistant lenses), Invisibles® (anti-reflective lenses), MVP Maximum View Progressives® (multi-focal lenses without visible lines) and SUPERVIEW® (advanced A/R lenses). LensCrafters purchases these lenses under non-exclusive arrangements with third parties. The names of the lenses used by LensCrafters are typically trademarked, and the trademarks are typically owned by us. OPSM has trademarked several lenses in recent years that it uses in its advertising. They include Activise® for contact lenses, Active® for polycarbonate eyeglass lenses and Invisibles® for multi-coated eyeglass lenses.

We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of June 15, 2009, we held a portfolio of over 600 Oakley-related patents worldwide that protect our designs and innovations.  Some of the most important of these patents relate to the following categories:  innovations in lens technology and the associated optical advances; electronically enabled eyewear; innovations in frame design and functionality; biased, articulating and dimensionally stable eyewear; and interchangeable lenses.

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

Licensor	Licensed Marks	Territory	Expiration
Burberry Limited	Burberry Burberry Black Label**	Worldwide exclusive license	December 31, 2015
Bvlgari S.p.A	Bvlgari	Worldwide exclusive license	December 31, 2010
Chanel Group	Chanel	Worldwide exclusive license	March 31, 2011 (renewable until March 31, 2014)
Club Monaco Corp.	Club Monaco	U.S. and Canada exclusive license	March 31, 2012 (renewable until March 31, 2017)
Dolce & Gabbana S.r.l	Dolce & Gabbana D&G	Worldwide exclusive license	December 31, 2010 (renewable until December 31, 2015)
Donna Karan Studio LLC	Donna Karan DKNY	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Gianni Versace S.p.A	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2012 (renewable until December 31, 2022)
Jones Investment Co. Inc	Anne Klein New York Lion Head Design AK Anne Klein	U.S. and rest of world exclusive licenses	December 31, 2009
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2013
Prada S.A	Prada Miu Miu	Worldwide exclusive license	December 31, 2013 (renewable until December 31, 2018)
PRL USA Inc. The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps***	Worldwide exclusive license	March 31, 2017
Retail Brand Alliance, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2009
Salvatore Ferragamo Italia S.p.A	Salvatore Ferragamo Ferragamo	Worldwide exclusive license	December 31, 2011 (renewable until December 31, 2013)

Stella McCartney	Stella McCartney	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Tiffany and Company	TIFFANY & CO. Tiffany	U.S., Canada, Mexico, the United Arab Emirates, Saudi Arabia, South Korea, Hong Kong, Japan, Australia, the United Kingdom, China, Taiwan, France, Germany, Italy, South America exclusive license	December 31, 2017
Tory Burch LLC	Tory Burch TT	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2018)

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

Other than Dolce & Gabbana and D&G and Prada and Miu Miu (which accounted for 5.1 percent and 5.5 percent of our 2008 net sales, respectively), no single designer line accounted for more than five percent of net sales for the year ended December 31, 2008. We believe that early termination of one or a small number of the current license agreements would not have a material adverse effect on our results of operations or financial condition. Upon any early termination of an existing license agreement, we expect that we would seek to enter into alternative arrangements with other designers to reduce any negative impact of such a termination.

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

Organizational Structure

We are a holding company, and the majority of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, Cole Licensed Brands and OPSM.  In the manufacturing and wholesale distribution segment, we operate through 11 manufacturing plants and 43 geographically-oriented wholesale distribution subsidiaries. See “—Distribution” for a breakdown of the geographic regions.

The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

Subsidiary	Country of Incorporation	Percentage of Ownership
Manufacturing
Luxottica S.r.l.	Italy	100%
Luxottica Tristar (Dongguan) Optical Co.	China	100%
Distribution
Avant-Garde Optics, LLC	United States	100%
Cole Vision Corporation	United States	100%
LensCrafters, Inc.	United States	100%
Sunglass Hut Trading, LLC	United States	100%
Pearle Vision, Inc.	United States	100%
OPSM Group Limited	Australia	100%
Oakley Icon Limited	Ireland	100%
Holding companies
Luxottica U.S. Holdings Corp.	United States	100%
Luxottica South Pacific Holdings Pty Ltd.	Australia	100%
Cole National Corporation	United States	100%
Oakley, Inc.(1)	United States	100%
Arnette Optic Illusions, Inc.	United States	100%
The United States Shoe Corporation	United States	100%
Luxottica Trading and Finance Ltd.	Ireland	100%

(1)             In addition to being a holding company, Oakley, Inc. is also a manufacturer and a distributor.

Property, Plant and Equipment

Our corporate headquarters is located at Via C. Cantù 2, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of April 30, 2009 is set forth below:

Location	Use	Owned/Leased	Approximate Area in Square Feet
Milan, Italy	Corporate headquarters	Owned	70, 863
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	926,200
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American retail division distribution center	Owned	183,521
Port Washington (NY), United States	U.S. corporate and wholesale headquarters and wholesale division	Owned	140,700
Foothill Ranch/Lake Forest (CA), United States (2)	Oakley headquarters, manufacturing, ophthalmic laboratory and distribution center	Owned	641,626
Ontario (CA), United States	Oakley eyewear, apparel and footwear distribution centers	Leased	408,000
Dayton (NV), United States	Oakley manufacturing facility	Owned	63,000
Macquarie Park, Australia	Offices	Leased	61,496
Chipping Norton, Australia	Ophthalmic laboratory	Leased	60,172
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Ophthalmic laboratory, warehouse, distribution center	Leased	132,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
Knoxville (Tennessee), United States	Ophthalmic laboratory	Leased	38,500
London (Hammersmith), UK	Offices	Leased	7,400
Dongguan, China (1)(3)	Office, manufacturing facility, land and dormitories	Leased	3,024,398
Fukui, Japan	Offices, distribution center	Owned	45,364
Shanghai, China	Offices, fitting laboratory	Leased	23,180
Tokyo, Japan	Japan corporate headquarters	Leased	13,149
Bhiwadi, India	Manufacturing facility, corporate offices	Owned	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(4)	Frame manufacturing facility	Owned	191,722
Sedico, Italy(1)	Frame manufacturing facility	Owned	342,830
Izmir, Turkey	Turkish headquarters, offices, warehouse and frame manufacturing facility	Leased	92,750
Dublin, Ireland	Offices	Leased	6,650
Winnipeg, Canada	Ophthalmic laboratory, warehouse, distribution center	Leased	21,687

(1)                                  Such facility is comprised of several different premises located within the same municipality.

(2)                                  Such facility is comprised of several different premises located in Foothill Ranch and Lake Forest, California, United States. The premises in Lake Forest (116,626 square feet) are leased.

(3)                                  Such facility consists of 571,076 square feet dedicated to offices and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years.

(4)                                  25,963 square feet of this facility are leased.

In 2008, our manufacturing facilities produced a combined total of approximately 50.1 million prescription frames and sunglasses. In 2007 and 2006, our manufacturing facilities produced a combined total of approximately 41.8 million and 37.0 million prescription frames and sunglasses, respectively.

Substantially all of our retail stores are leased.  See “—Products and Services—Retail Operations” above for more information about our retail locations and a breakdown of the geographic regions.

All of our leases expire between 2009 and 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

We believe that our current facilities (including our manufacturing capacity) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate in our retail segment principally through the key brands LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley “O” Stores and Vaults and David Clulow, and our Licensed Brands (Sears Optical and Target Optical). As of December 31, 2008, the retail segment consisted of 5,695 corporate-owned retail locations and 560 franchised or licensed locations as follows:

	North America	Asia- Pacific	China / Hong Kong	Europe	Africa and Middle East	South Africa	Central and South America	Total
LensCrafters	966		170					1,136
Sunglass Hut and ILORI (1)	1,708	208	6	82		68		2,072
Pearle Vision and Licensed Brands (2)	1,634							1,634
Oakley retail locations (3)	127	15		10		2	2	156
OPSM group (4)		521						521
Other (5)		49	68	59				176
Franchised or licensed locations(6)	391	114		10	39		6	560
	4,826	907	244	161	39	70	8	6,255

(1)             Includes Sunglass Icon locations.

(2)             Licensed brands include Sears Optical and Target Optical.

(3)             Includes Oakley “O” Stores & Vaults, Oliver Peoples and The Optical Shop of Aspen.

(4)             Includes Laubman & Pank and Budget Eyewear.

(5)             Includes David Clulow and Bright Eyes.

(6)             Includes franchised and licensed locations for Pearle Vision, Budget Eyewear, David Clulow, Sunglass Hut, Bright Eyes, “O” Stores & Vaults, Oliver Peoples and other Chinese brands.

(7)             Includes Asia-Pacific, Central & South America and South Africa.

LensCrafters, ILORI, Pearle Vision, our Licensed Brands (Sears Optical and Target Optical) and Oakley (Oakley “O” Stores and Vaults, Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples), have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM, Laubman & Pank, Budget Eyewear and Bright Eyes operate retail outlets located in Australia and New Zealand. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales.  In 2006, we began operating retail locations in mainland China and currently we have rebranded 170 locations to our premium LensCrafters brand in mainland China and Hong Kong.  In 2008, we acquired David Clulow, a premium optical retailer operating in the United Kingdom and Ireland. Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division retail channel. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

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

As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S.$1.2553 in 2006 to Euro 1.00 = U.S.$1.3705 in 2007 to Euro 1.00 = U.S.$1.4707 in 2008. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—“Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity” and Item 3—“Key Information—Risk Factors—If the Euro continues to strengthen relative to certain other currencies, our profitability as a consolidated group will suffer.”

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

We expect that the transaction will result in operating synergies, driven by revenue growth and efficiencies. We are currently on schedule to realize the initial estimate of efficiencies.

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

•  difficulty integrating Oakley’s human resources systems, operating systems, inventory management system and assortment planning systems with our systems; and

•       the cultural differences between our organization and Oakley’s organization.

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

As of January 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 to our Consolidated Financial Statements included in Item 18 of this annual report for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

Inventories

Our manufactured inventories were approximately 83.7 percent and 66.2 percent of total frame inventory for 2008 and 2007, respectively. All inventories at December 31, 2008 were valued using the lower of cost, as determined under a weighted-average method, or market. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2008, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 3.9 billion or approximately 53.8 percent of total assets.

As acquisitions are an important element of our growth strategy, valuations of the assets acquired and liabilities assumed on the acquisition dates could have a significant impact on our future results of operations.  Fair values of those assets and liabilities on the date of the acquisition could be based on estimates of future cash flows and operating conditions for which the actual results may vary significantly.  This may lead to, among other items, impairment charges and payment of liabilities different than amounts originally recorded, which could have a material impact on future operations. In addition, in December 2007, the FASB issued SFAS No. 141(R), Business Combinations Revised (“SFAS No. 141(R)”), which revised the earlier SFAS 141. The significant changes include a change from the “cost allocation process” to determine the value of assets and liabilities to a full fair value measurement approach. In addition, acquisition-related expenses will be expensed as incurred and not included in the purchase price allocation, and contingent liabilities will be separated into two categories, contractual and non-contractual, and accounted for based on which category the contingency falls into. This statement applies prospectively and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. Since we participate in business combinations, we believe this statement, once adopted, could have a significant effect on future results of operations.

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

Recent Accounting Pronouncements

In April 2009, the FASB issued FSP No. 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP No. 141R-1”). FSP No. 141R-1 amends and clarifies SFAS No. 141(R), to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The impact of this standard on the consolidated financial statements is not expected to be material, but this standard may have an effect on accounting for future business combinations.

In December 2008, the FASB issued FSP 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets, which requires enhanced disclosures on plan assets including fair value measurements and categories of assets, investment policies and strategies and disclosures on concentration of risks.  The enhanced disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The enhanced disclosures are not required for earlier periods that are presented for comparative purposes. The adoption is not expected to have a material effect on the financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF No. 08-7”).  This consensus requires that the defensive asset be recorded at its fair value on the opening balance sheet and amortized over a reasonable life that approximates its diminishing value.  It also states that an indefinite useful life for these defensive assets would be rare. The consensus is effective for intangible assets acquired on or after the first annual reporting period beginning after December 15, 2008, which coincides with the adoption of SFAS No. 141(R).  We expect EITF No. 08-7 will have an impact on our consolidated financial statements when effective, which will depend on the nature, terms and size of the acquisitions consummated after the effective date.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States.  The statement became effective November 15, 2008 and allowed for transition provisions if necessary.  The adoption did not have a material effect on the financial statements.

On April 25, 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No.142 and the period of expected cash flows to measure the fair value of an asset under SFAS No. 141(R), and U.S. GAAP. FSP FAS 142-3 is effective on January 1, 2009 and early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP FAS No.142-3 on the Company’s consolidated financial condition, operating results and cash flows.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, which amends the disclosure requirements to provide more “enhanced” disclosures about (i) how and why derivatives are used by the Company, (ii) how these derivatives are accounted for under SFAS No. 133 and its interpretations, and (iii) how much and where the effects of these instruments are located on the balance sheets, profit and loss statements and cash flow statements.  These disclosures will be made mostly through tabular formats and better cross-referencing of information included in different sections of the financial report. The statement is effective for the fiscal years and interim periods beginning on or after November 15, 2008.  Earlier adoption is encouraged.  Additionally, the Statement “encourages” but does not require comparative disclosures for earlier periods at initial adoption.  We are assessing the disclosure impact of this standard on our future consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, establishing new accounting and reporting standards for noncontrolling interests (formerly known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. The key differences include that noncontrolling interests will be recorded as a component of equity, the consolidated income statements and statements of comprehensive income will be adjusted to include the noncontrolling interest and certain disclosures have been updated.  The statement is effective for the fiscal years and interim periods within those years beginning on or after December 15, 2008.  Earlier adoption is prohibited.  We have minority interests in certain subsidiaries and are currently evaluating the effect of adoption.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations Revised (“SFAS 141(R)”), which revises the current SFAS 141. The significant changes include a change from the “cost allocation process” to determine the value of assets and liabilities to a full fair value measurement approach. In addition, acquisition related expenses will be expensed as incurred and not included in the purchase price allocation and contingent liabilities will be separated into two categories, contractual and non-contractual, and accounted for based on which category the contingency falls into. This statement applies prospectively and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning after December 15, 2008. Since we participate in business combinations, we believe this statement, once adopted, could have a significant effect on future results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”), which requires the Company to recognize an asset or liability for the funded status (difference between fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the projected benefit obligation) of its retirement plans and recognize changes in the funded status annually through other comprehensive income. Additionally, SFAS No. 158 changes the date as of which the funded status can be measured (eliminating the 90-day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006 (refer to Note 10 to our Consolidated Financial Statements included in Item 18 of this annual report for the effect on adoption). The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. We have changed our measurement date on the consolidated financial statements as required.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	Year Ended December 31,
	2008	2007	2006(1)
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	33.5	31.7	31.8
Gross Profit	66.5	68.3	68.2
Operating Expenses:
Selling and Advertising	41.6	41.7	41.7
General and Administrative	10.5	9.8	10.4
Total	52.0	51.5	52.0
Income from Operations	14.4	16.8	16.2
Other Income (Expense)—Net	(3.1)	(1.1)	(1.7)
Provision for Income Taxes	(3.7)	(5.5)	(5.1)
Minority Interests in Income of Consolidated Subsidiaries	(0.3)	(0.3)	(0.2)
Net Income from Continuing Operations	7.3	9.9	9.2
Discontinued Operations	0.0	0.0	(0.1)
Net Income	7.3	9.9	9.1

(1)            Results of Things Remembered, our former specialty gift business, which was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

For additional financial information by operating segment and geographic region, see Note 13 to our Consolidated Financial Statements included in Item 18 of this annual report.

Comparison of the fiscal year ended December 31, 2008 to the fiscal year ended December 31, 2007

Net Sales. Net sales increased by Euro 235.5 million, or 4.7 percent, to Euro 5,201.6 million during 2008 from Euro 4,966.1 million in 2007. Euro 638.4 million of such increase is attributable to the inclusion of net sales generated by Oakley for a full year in 2008 as compared to 2007, when Oakley net sales were only included from and after the acquisition date on November 14, 2007. This positive effect was partially offset by (i) negative currency fluctuation effects, in particular due to a weaker U.S. dollar compared to the Euro, which reduced net sales by Euro 294.2 million, primarily in the retail distribution segment, (ii) a soft performance of the retail distribution segment (excluding Oakley retail-related sales), which caused a reduction in net sales of Euro 95.9 million, and (iii) a soft performance of the manufacturing and wholesale distribution segment (excluding Oakley wholesale-related sales), which caused a reduction in net sales of Euro 12.7 million.  The table below sets forth the effect on our net sales of (i) the Oakley acquisition as if Oakley had been acquired on January 1, 2007, and (ii) the U.S. Dollar-Euro exchange rate fluctuations:

	2008	2007	Difference

Net Sales - Total Group
Amounts in thousands of Euro
Net Sales - as reported	5,201.6	4,966.1	4.7%
Oakley’s Sales - January 1 through November 13, 2007		572.9
Exchange rate effect	294.2
Pro Forma Net Sales at constant exchange rates	5,495.8	5,539.0	(0.8)%

The financial information included in the preceding table and the following three tables is for informational purposes only and is not intended to represent the sales or operating margin that we would have reported had the Oakley acquisition been completed as of January 1, 2007, and should not be taken as representative of our future sales or operating margin. The financial information included in these tables should be read in conjunction with the information contained in the consolidated financial statements and related notes included in this annual report.

Net sales for the retail distribution segment decreased by Euro 153.2 million, or 4.7 percent, to Euro 3,109.1 million in 2008 from Euro 3,262.3 million in 2007. The decrease in net sales for the period is primarily attributable to the strengthening of the Euro, mainly against the U.S. dollar, which negatively impacted net sales for the period by Euro 228.3 million and to a 6.8 percent decrease in comparable store sales of the North American retail operations, which reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable period in the same geographic area, and applies to both periods the average exchange rate for the prior period. This decrease in net sales was partially offset by a Euro 170.9 million, growth in net sales attributable to the inclusion of Oakley’s retail business. The table below sets forth the effect on our net sales of (i) the Oakley acquisition as if Oakley had been acquired on January 1, 2007, and (ii) the U.S. Dollar-Euro exchange rate fluctuations:

	2008	2007	Difference

Net Sales - Retail
Amounts in thousands of Euro
Net Sales - as reported	3,109.1	3,262.3	(4.7)%
Oakley’s Sales - January 1 through November 13, 2007		145.6
Exchange rate effect	228.3
Pro Forma Net Sales at constant exchange rates	3,337.4	3,407.9	(2.1)%

Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 388.7 million, or 22.8 percent, to Euro 2,092.5 million in 2008 from Euro 1,703.8 million in 2007. This increase was due to the inclusion of Euro 467.4 million of net sales generated by Oakley’s manufacturing and wholesale business for 2008, as well as increased sales of our house brands, such as Ray-Ban. These volume increases occurred primarily in the European and North American markets, which together accounted for approximately 73.4 percent and 78.1 percent of the net sales to third parties in our manufacturing and wholesale distribution segment in 2008 and 2007, respectively. This increase was partially offset by the decrease in the net sales of the designer brands in the manufacturing and wholesale distribution segment and by negative currency fluctuations, in particular a weaker U.S. dollar compared to the Euro, which caused a reduction in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 65.9 million. The table below sets forth the effect on our net sales of (i) the Oakley acquisition as if Oakley had been acquired on January 1, 2007, and (ii) the U.S. Dollar-Euro exchange rate fluctuations:

	2008	2007	Difference

Net Sales - Wholesale to third parties
Amounts in thousands of Euro
Net Sales - as reported	2,092.5	1,703.8	22.8%
Oakley’s Sales - January 1 through November 13, 2007		427.3
Exchange rate effect	65.9
Pro Forma Net Sales at constant exchange rates	2,158.4	2,131.1	1.3%

During 2008, net sales in the retail distribution segment accounted for approximately 59.8 percent of total net sales, as compared to approximately 65.7 percent of total net sales in 2007. This decrease in net sales in the retail distribution segment as a percentage of total net sales is primarily attributable to (i) a significant increase in net sales to third parties in our manufacturing and wholesale distribution segment, which, as noted above, grew by 22.8 percent in 2008 compared to 2007, as a result of the acquisition of Oakley, which is primarily a wholesale business and (ii) negative currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment, because of the heavy concentration of our retail business in North America, Australia and China, where the Euro is not the functional currency.

On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada comprised Euro 3,086.5 million, or 59.3 percent, of total net sales in 2008, which increased as compared to net sales in the United States and Canada of Euro 3,053.6 million, or 61.5 percent of total net sales in 2007. Net sales for operations in “Asia-Pacific” increased from Euro 584.2 million, or 11.8 percent of total net sales, in 2007 to Euro 648.7 million, or 12.5 percent of total net sales, in 2008.  This was primarily due to the inclusion of the net sales generated by Oakley. Net sales for the rest of the world comprised 28.2 percent of total net sales and accounted for Euro 1,466.5 million of net sales during 2008, which represented an increase in net sales of Euro 138.2 million, or 10.4 percent, as compared to 2007. The increase in net sales for the rest of the world was due to the inclusion of the net sales generated by Oakley.

During 2008, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,077.2 million, comprising 51.5 percent of our total net sales in this segment as compared to Euro 1,021.1 million during 2007, or 59.9 percent of total net sales. The increase of Euro 56.1 million, or 5.5 percent, in 2008 compared to 2007 was primarily due to the inclusion of the new Oakley business. The increase was partially offset by the strengthening of the Euro compared to the U.S. dollar. In Euro, because of the inclusion of the dollar-denominated Oakley business, net sales to third parties in the United States and Canada increased by 57.7 percent to Euro 487.5 million in 2008 from Euro 309.1 million in

2007. Net sales to third parties in the United States and Canada were U.S. $716.9 million and comprised 23.3 percent of our total manufacturing and wholesale distribution segment net sales in 2008, as compared to U.S. $427.2 million, or 18.1 percent, of total segment net sales in 2007. The increase of U.S. $289.7 million, or 67.8 percent, in 2008 as compared to 2007 in our manufacturing and wholesale distribution segment net sales in the United States and Canada was primarily driven by the inclusion of the Oakley business and the strong performance of certain of our house brands, such as Ray-Ban and Vogue. During 2008, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 527.8 million, comprising 25.2 percent of our total net sales in this segment, as compared to Euro 373.5 million during 2007, or 21.9 percent of our net sales. The increase of Euro 154.3 million, or 41.3 percent, in 2008 as compared to 2007 in manufacturing and wholesale distribution net sales in the rest of the world was primarily driven by the inclusion of the Oakley business.

During 2008, net sales in our retail distribution segment in the United States and Canada comprised 83.6 percent of our total retail net sales as compared to 84.1 percent of our total retail distribution segment net sales for 2007. In Euro, because of the inclusion of the dollar-denominated Oakley retail business, retail distribution segment net sales in the United States and Canada decreased by 5.3 percent, from Euro 2,744.4 million in 2007 to Euro 2,599.0 million in 2008, due to the strengthening of the Euro compared to the U.S. dollar. However, in U.S. dollars, retail net sales in the United States and Canada increased by 1.6 percent from U.S. $3,763.7 million in 2007 to U.S. $3,822.3 million in 2008 due to the inclusion of the Oakley business. During 2008, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 16.4 percent of our total retail distribution segment net sales and decreased by Euro 7.8 million, or 1.5 percent, from Euro 517.9 million in 2007 to Euro 510.1 million in 2008.

Cost of Sales. Cost of sales increased by Euro 169.3 million, or 10.7 percent, to Euro 1,744.9 million in 2008 from Euro 1,575.6 million in 2007, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales increased to 33.5 percent in 2008, as compared to 31.7 percent in 2007, mainly due to the significant impact of currency fluctuations on our net sales, a significant portion of which is generated in U.S. dollars, as compared to the cost of sales, a significant portion of which is generated in Euros. In 2008, the average number of frames produced daily in our facilities increased to approximately 212,400, as compared to 175,800 in 2007, which was attributable to the addition of approximately 41,300 frames produced daily in Oakley’s manufacturing facilities, which were not included for most of 2007, offset, by a slight decrease in production volumes at the Italian and Chinese manufacturing facilities.

Gross Profit. Our gross profit increased by Euro 66.3 million, or 2.0 percent, to Euro 3,456.7 million in 2008 from Euro 3,390.4 million in 2007. As a percentage of net sales, gross profit decreased to 66.5 percent in 2008 from 68.3 percent in 2007, due to the factors noted above for cost of sales.

Operating Expenses. Total operating expenses increased by Euro 149.8 million, or 5.9 percent, to Euro 2,706.9 million in 2008 from Euro 2,557.1 million in 2007. As a percentage of net sales, operating expenses increased to 52.0 percent in 2008 from 51.5 percent in 2007.

Selling and advertising expenses (including royalty expenses) increased by Euro 92.1 million, or 4.5 percent, to Euro 2,161.4 million in 2008 from Euro 2,069.3 million in 2007, primarily due to increases in sales force compensation costs of Euro 53.9 million due to the inclusion of Oakley for a full year in 2008. As a percentage of net sales, selling and advertising expenses decreased to 41.6 percent in 2008 compared to 41.7 percent in 2007.

General and administrative expenses, including intangible asset amortization, increased by Euro 57.8 million, or 11.8 percent, to Euro 545.6 million in 2008 from Euro 487.8 million in 2007, primarily due to the one-time gain of Euro 20.0 million before taxes incurred from the sale of real estate in Milan, Italy in May 2007, which was recorded as a reduction of general and administrative expenses in 2007, and to an increase in general and administrative expenses in the manufacturing and wholesale distribution segment, as well as the amortization of the acquired Oakley trademark intangibles of Euro 26.5 million in 2008 as compared to Euro 4.1 million in 2007. These increases were partially offset by savings related to the completion of the amortization of certain trade names of approximately Euro 6.3 million and by other savings in general and administrative expenses in 2008 as compared to 2007, including cost reduction initiatives put in place as of the first quarter of 2008 in the retail distribution segment. As a percentage of net sales, general and administrative expenses increased to 10.5 percent in 2008 as compared to 9.8 percent in 2007.

Income from Operations. For the reasons described above, income from operations in 2008 decreased by Euro 83.5 million, or 10.0 percent, to Euro 749.8 million from Euro 833.3 million in 2007. As a percentage of net sales, income from operations decreased to 14.4 percent in 2008 from 16.8 percent in 2007. The table below sets forth the effect on our operating margin of (i) the Oakley acquisition as if Oakley had been acquired on January 1, 2007 and (ii) the extraordinary gain resulting from the sale of real estate in Italy in May 2007 described above:

	Net Sales	Income from Operations	% of Sales

Total Group
Amounts in thousands of Euro
2007 as reported	4,966.1	833.3	16.8%
Oakley - January 1 through November 13, 2007	572.9	44.8
Less extraordinary gain		(20.0)
2007 adjusted	5,539.0	858.1	15.5%
2008	5,201.6	749.8	14.4%
Difference in operating margin			(1.1)%

Other Income (Expense) — Net. Other income (expense) - net was Euro (159.9) million in 2008 as compared to Euro (52.6) million in 2007. Net interest expense was Euro 122.0 million in 2008 as compared to Euro 72.4 million in 2007, attributable to the increase in outstanding indebtedness borrowed in connection with the acquisition of Oakley, which was outstanding for the full year 2008. Other — net was an expense of Euro 37.9 million in 2008 as compared to income of Euro 19.8 million in 2007. The decrease in other — net was due to a one-time loss of approximately Euro 22.8 million related to the sale in 2008 of a note we received in 2006 as part of the sale of the Things Remembered business.

Net Income. Income before taxes decreased by Euro 190.8 million, or 24.4 percent, to Euro 589.9 million in 2008 from Euro 780.7 million in 2007. As a percentage of net sales, income before taxes decreased to 11.3 percent in 2008 from 15.7 percent in 2007. Minority interests increased to Euro 15.5 million in 2008 from Euro 15.0 million in 2007. Our effective tax rate was 33.0 percent in 2008, as compared to 35.0 percent in 2007.

Net income decreased by Euro 112.5 million, or 22.9 percent, to Euro 379.7 million in 2008 from Euro 492.2 million in 2007 for the reasons described above. Net income as a percentage of net sales decreased to 7.3 percent in 2008 from 9.9 percent in 2007. Excluding the non-recurring gain and loss that occurred in 2007 and 2008, respectively, net income as a percentage of net sales would have been 7.6 percent (instead of 7.3 percent) in 2008 and net income would have decreased by 9.6 percent (instead of 9.9 percent) in 2007.

Basic earnings per share were Euro 0.83 in 2008 as compared to Euro 1.08 in 2007. Diluted earnings per share were Euro 0.83 in 2008 as compared to Euro 1.07 in 2007. Excluding the non-recurring gain and loss that occurred in 2007 and 2008, respectively, basic earnings per share would have been Euro 0.87 in 2008 and Euro 1.05 in 2007 and diluted earnings per share would have been Euro 0.86 in 2008 and Euro 1.05 in 2007.

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

Other Income (Expense) — Net. Other income (expense) - net was Euro (52.6) million in 2007 as compared to Euro (77.8) million in 2006, of which Euro (10.9) million is attributable to the inclusion of Oakley’s other income (expense) - net for the period from the acquisition date. This decrease in net expense is mainly attributable to a net realized and unrealized foreign exchange transaction and remeasurement gain in 2007 as compared to a loss in 2006. Net interest expense was Euro 72.4 million in 2007 as compared to Euro 60.8 million in 2006, attributable to an increase in outstanding indebtedness.

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

Taxes

Our effective tax rates for the fiscal years ended December 31, 2008, 2007 and 2006 were approximately 33.0 percent, 35.0 percent and 35.2 percent, respectively. For fiscal year 2008, the tax rates also include a reduction of almost 6.0 percent in the Italian statutory tax rates. For fiscal year 2007, we received a tax benefit of 5.3 percent related to the business reorganization of certain Italian companies resulting in the release of deferred tax liabilities, which was partially offset by an increase of 2.1 percent in our 2007 tax liability due to the change in the Italian statutory tax rates. For fiscal year 2006, the tax rate included the results from the adoption of a change in the tax law in Australia, which introduced a tax consolidation regime for wholly-owned group entities. The tax consolidation rules effectively pushed down the cost of acquiring an entity (or group of entities) to the assets that the entity (or group) owns. This resulted in the resetting of the cost basis of the assets for tax purposes and, for OPSM, in the related increases in fixed assets and intangibles as of the date of tax consolidation in December 2006, when OPSM filed its consolidated 2005 tax return, providing a one-time permanent benefit to the tax provision.

Liquidity and Capital Resources

Cash Flows

Operating Activities.  The Company’s net cash provided by operating activities was Euro 578.9 million, Euro 330.8 million and Euro 599.0 million for 2008, 2007 and 2006, respectively. The Euro 268.2 million decrease in 2007 as compared to 2006 was primarily attributable to advance payments of U.S.$199 million made in January 2007 by the Company to certain designers for future contracted minimum royalties. The Company did not make such advance payments to designers for future contracted minimum royalties in 2008, which accounted for the Euro 248.1 million increase in net cash in 2008 as compared to 2007.

Depreciation and amortization were Euro 264.9 million in 2008 as compared to Euro 232.8 million in 2007 and Euro 220.8 million in 2006. The increase in 2008 compared to 2007 was primarily attributable to amortization of the acquired Oakley trademarks of Euro 26.5 million in 2008 as compared to Euro 4.1 million in 2007. The increase in depreciation expense in 2007 as compared to 2006 was primarily attributable to increased fixed assets due to the acquisition of new stores that occurred in 2007, new investments (mainly leasehold improvements) in the wholesale segment and the acquisition of Oakley during 2007, which accounted for a Euro 7.7 million of the increase.

Deferred taxes were Euro 4.9 million in 2008 as compared to Euro (45.0) million in 2007 and Euro (72.5) million in 2006. The change in 2008 as compared to 2007 was primarily attributable to the business reorganization of certain Italian companies within the Group which resulted in the release of deferred tax liabilities partially offset by the increase in the 2007 tax charge due to a change in the Italian statutory tax rates which resulted in the reduction of deferred tax assets. The change in 2007 as compared to 2006 was primarily due to a benefit recorded in 2006 related to the revaluation of certain tangible and intangible assets in the retail division in Australia. Non-cash stock-based compensation expense was Euro 10.4 million in 2008 as compared to Euro 42.1 million in 2007 and Euro 48.0 million in 2006. The decrease in 2008 as compared to 2007 in non-cash expense was primarily attributable to the change in the vesting period for the 2006 performance plans (expense associated with these plans was Euro 3.0 million in 2008 and Euro 34.1 million in 2007). The decrease in 2007 as compared to 2006 in non-cash stock-based compensation was primarily attributable to the adoption of SFAS No. 123(R) for stock compensation expense with respect to two performance stock option grants in 2006. The change in accounts receivable of Euro 27.9 million in 2008 compared to Euro (55.7) million in 2007 and Euro (83.1) million in 2006 was mainly due to the improvement of the Company’s days-of-sales-outstanding resulting from an initiative in this area that started in late 2007 and continued the positive improvement throughout 2008. The inventory change was Euro 1.4 million in 2008 as compared to Euro (41.9) million in 2007 and Euro (27.7) million in 2006. The change in 2008 as compared to 2007 was mainly due to the Company’s focus on the planning of the production process to align production with the sales trend which led to a reduction in inventory on hand. The change in 2007 as compared to 2006 was primarily attributable to the growing inventory level experienced in 2006 to support the business. The change in accounts payable was Euro (19.4) million in 2008 as compared to Euro 33.0 million in 2007 and Euro 71.7 million in 2006. The change in 2008 compared to 2007 was mainly attributable to improved payment terms with vendors that were negotiated in 2006 as well as an overall decrease in purchases in 2008 as compared to 2007. The change in 2007 as compared to 2006 was primarily attributable to improved timing of payments. The change in accrued expenses was Euro (110.4) million in 2008 as compared to Euro (9.4) million in 2007 and Euro (25.2) million in 2006. The reasons for the change in 2008 as compared to 2007 include (i) the payments in 2008 of certain advisors’ fees associated with the Oakley acquisition accrued in 2007, which accounted for 15 percent of the 2008 change, and (ii) the completion of the restructuring of Oakley’s European business, which accounted for 29 percent of the 2008 change. The change in 2007 as compared to 2006 was mainly driven by the discontinuation in 2006 of the extended retail warranties sold separately by the retail division in North America. The change in income tax payable of Euro 2.9 million in 2008, Euro (92.1) million in 2007 and Euro 5.9 million in 2006 was primarily attributable to the timing of the bulk of our tax payments in 2007.

Investing Activities. The Company’s net cash used in investing activities was Euro 322.6 million, Euro 1,788.0 million and Euro 259.4 million in 2008, 2007 and 2006, respectively. The decrease of Euro 1,465.4 million in 2008 as compared to 2007 mainly related to the numerous business acquisitions that occurred in 2007. In 2008, the Company’s acquisitions of businesses used cash in the amount of Euro 13.3 million. In 2007, the Company’s acquisitions of businesses used cash in the amount of Euro 1,491.1 million. These acquisitions included the Oakley business for a total purchase price of U.S.$2.1 billion, D.O.C Optics and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States, for approximately Euro 83.7 million (U.S.$110.2 million) in cash, two prominent specialty sun chains in South Africa with a total of 65 stores for approximately Euro 10 million, and some minor acquisitions in the retail segment in Australia and New Zealand. In 2006, the Company’s acquisitions of businesses used cash in the amount of Euro 134.1 million and included Shoppers Optical, a Canadian-based optical chain, for approximately Euro 48.7 million, Beijing Xueliang Optical Technology Co. Ltd. for approximately Euro 17.0 million and the remaining 49 percent of the Turkish-based distributor Luxottica GuzlukEndustri Ve Ticaret Anonim for approximately Euro 14.0 million. Cash used for acquisitions in 2006 was partially offset by the sale in 2006 of Things Remembered, a specialty gifts retail business previously included in the North American retail division, for net proceeds of Euro 128.0 million.

Our capital expenditures, excluding acquisitions, which were Euro 296.4 million in 2008 as compared to Euro 334.8 million in 2007 and Euro 272.2 million in 2006, primarily relate in each year to investment in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail division. Capital expenditures were Euro 44.6 million in the three-month period ended March 31, 2009. It is our expectation that 2009 net capital expenditures will be approximately Euro 200 million, not including investments for any currently unanticipated acquisitions. The Company will pay for these future capital expenditures with its currently available borrowing capacity and available cash.

Net cash provided by disposals of property, plant and equipment was insignificant in 2008 as compared to Euro 29.7 million in 2007 and Euro 21.6 million in 2006.  In 2007, the cash provided by the disposal of fixed assets was primarily attributable to the sale of a building located in Milan. In 2006, the cash provided by the disposal of fixed assets was primarily attributable to the sales of an obsolete aircraft for a net price of Euro 15.6 million, unused manufacturing facilities in the wholesale division in Italy and a building in the United Kingdom. No such non-recurring sales occurred in 2008. Acquisitions of other intangible assets resulted in a use of cash of Euro 4.6 million in 2008 as compared to Euro 3.9 million in 2007 and Euro 1.1 million in 2006.

Financing Activities.  The Company’s net cash provided by/(used in) financing activities was Euro (256.2) million, Euro 1,427.2 million and  Euro (349.9) million in 2008, 2007 and 2006, respectively. Cash used in financing activities in 2008 mainly related to the repayment of maturing outstanding debt, including a portion of the bridge loan entered into in connection with the acquisition of Oakley in 2007 and aggregate dividend payments to stockholders of Euro 223.6 million. Cash provided by financing activities in 2007 mainly related to the long-term loan of Euro 2.1 billion used to finance the Oakley acquisition, partially offset by the aggregate dividend payments to stockholders of Euro 191.1 million and the repayment of Euro 675.8 million of maturing debt which expired in 2007. Cash used in financing activities in 2006 consisted primarily of the repayment of long-term maturing debt of Euro 233.4 million and the payment of dividends to stockholders of Euro 131.4 million.

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

•         We maintain adequate access to liquidity in our bank accounts; and

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

Our credit facilities contain certain financial covenants including ratios of Net Financial Position (“NFP”) (as defined in the agreements) to stockholders’ equity, NFP to EBITDA (earnings before interest, taxes and depreciation as defined in the agreements) and EBITDA to net financial charges (as defined in the agreements).  As of March 31, 2009, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur, such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion.  So far, we have not seen a worsening of our credit conditions or any limitation on the availability of our credit facilities as a consequence of the global financial crisis.  We continue to monitor how the credit crisis evolves in order to have appropriate action plans in case of need.

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

Group total indebtedness was Euro 2,949.5 million as of December 31, 2008. Available additional borrowings under credit facilities as of such date were Euro 277.6 million.

The U.S.$300 Million Senior Unsecured Guaranteed Notes and the DB Swaps

On September 3, 2003, Luxottica U.S. Holdings Corp. (“U.S. Holdings”) closed a private placement of U.S.$300 million of senior unsecured guaranteed notes, issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008.  Interest on the Series C Notes accrues at 4.45 percent per annum. The Series C Notes mature on September 3, 2010. The Series A and Series C Notes required annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by us and Luxottica S.r.l., our wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings’s option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants.

The Euro 200 Million Credit Facility with Banca Intesa and Related Interest Rate Swaps

In September 2003, we entered into a credit facility with Banca Intesa S.p.A. of Euro 200 million. The credit facility included a Euro 150 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30 million starting September 30, 2006 until September 30, 2008. Interest accrued on the term loan at Euribor (as defined in the agreement) plus 0.55 percent. The revolving loan provided borrowing availability of up to Euro 50 million. Interest accrued on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent. On September 30, 2008, the final maturity of the credit facility, the credit facility was repaid in full and cancelled.

In June 2005, we entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million, which began to decrease by Euro 30 million every six months starting on March 30, 2007. These swaps expired on September 30, 2008. The swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above.

The Amended Euro 1,130 Million and U.S.$325 Million Credit Facility and Related Interest Rate Swaps

On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 1,130 million and U.S.$325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of our existing debt as it matures. Tranche B is a term loan of U.S.$325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. As of December 31, 2008, U.S.$700 million (Euro 502.9 million) had been drawn from Tranche C by U.S. Holdings and Euro 175 million by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and accruing on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2008 was 4.166 percent for Tranche A, 4.874 percent for Tranche B, 1.189 percent for Tranche C amounts borrowed in U.S. dollars and 3.397 percent for Tranche C amounts borrowed in Euros. As of December 31, 2008, Euro 1,001.4 million was borrowed under this credit facility.  For additional information, see Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

In June 2005, we entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks, which began to decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.565 percent per annum.

During the fourth quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S.$325 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

Certain of the interest rate swaps mentioned above have Lehman Brothers International (Europe), or LBIE, as the counterparty.  The aggregate initial notional amount of these LBIE swaps is U.S. $125.0 million.  Since September 15, 2008, LBIE has been under administration, and we received notice of the appointment of administrators to LBIE. In October 2008, we started a bidding procedure (a “Novation Agreement”) to substitute LBIE with another bank.  At the end of the bidding procedure, on December 18, 2008, LBIE sold all the subject interest rate swap transactions to Calyon S.A. . Calyon S.A. is the new counterparty of such swaps. The Novation Agreement preserves all previous conditions and terms, which permitted the Company to continue the hedging relationship between the swaps and the underlying facility.

The Euro 100 Million Unsecured Credit Facility

In June 2007, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC), the proceeds of which were used to repay another unsecured credit facility entered into with this bank in 2005. The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100 million. The final maturity of the credit facility was December 3, 2008, and the credit facility was repaid in full.

The U.S.$1,500 Million Credit Facility, U.S.$500 Million Bridge Loan and Related Interest Rate Swaps

To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S.$2.0 billion. The term loan facility is a term loan of U.S.$1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time.  The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S.$1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S.$500 million, made available to the Group. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. We exercised the option to extend the maturity of the credit facility by one year to October 12, 2013.

The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group’s ratio of debt to EBITDA, except for the period between the date of the first utilization date and the calculation of the covenants for the first six months of 2008, for which the spread was fixed at 40 basis points. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.35 percent (1.545 percent for Facility D and 2.346 percent for Facility E on December 31, 2008). The final maturity of the credit facility is October 12, 2013.

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

During the fourth quarter of 2008 and January 2009, we entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks which will start to decrease by U.S.$ 50.0 million every three months beginning on April 12, 2011 (“Tranche D Swaps”). These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum.

The short term bridge loan facility is for an aggregate principal amount of U.S.$500 million. Interest accrued on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to this facility. The terms of such amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective July 1, 2008, and provided for a final maturity date that is eighteen (18) months from the effective date of the agreement. From July 1, 2008, interest accrues at LIBOR (as defined in the agreement) plus 0.60 percent (4.6525 percent as of December 31, 2008).  As of December 31, 2008, U.S. $150.0 million was borrowed under this facility.

The Euro 150 Million Credit Facility

In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro, which we renegotiated in June 2009. Under the original terms, this facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million.  The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity.  Interest accrued at EURIBOR plus 0.375 percent (3.604 percent as of December 31, 2008). We could select interest periods of one, three or six months.  The final maturity of the credit facility was October 8, 2009.  As of December 31, 2008, Euro 150.0 million was borrowed under this facility. In June 2009, we renegotiated this facility. The new facility consists of a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. We can select interest periods of one, three or six months.

The Euro 250 Million Revolving Credit Facility

On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of principal of Euro 30 million starting August 29, 2011 and a last repayment of Euro 40 million on the final maturity date. Interest accrues at Euribor (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (3.741 percent as of December 31, 2008).  As of December 31, 2008, Euro 250.0 million was borrowed under this credit facility.

The U.S.$275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

On July 1, 2008, our subsidiary U.S. Holdings closed a private placement of U.S. $275 million of senior unsecured guaranteed notes, issued in three series (Series A, Series B and Series C).  The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes received on July 1, 2008, were used to repay a portion of the bridge loan facility that expired on July 1, 2008.

Our Working Capital

Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
	2008	2007	2006
	(In millions of Euro)
Current Assets	1,940.6	1,910.6	1,493.5
Current Liabilities	(1,557.3)	(2,159.2)	(1,425.3)
Working Capital	383.3	(248.6)	68.2

In 2007 and 2006, working capital decreased due to an increase in the current portion of long-term debt scheduled to mature in 2008 and 2007, respectively. In 2008, working capital increased due to the repayment from cash provided by operations and refinancing of maturing debt.

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

The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases and minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2008. The table does not include pension liabilities. Our pension plans are discussed in Note 10 to our Consolidated Financial Statements included in Item 18 of this annual report.

	Payments Due by Period
				After
(in millions of Euro)			3 to 5	5
Contractual Obligations	1 Year	1 to 3 Years	Years	Years	Total
Long-Term Debt and Current Maturities(1)(2)	286.2	518.6	1,817.2	183.5	2,805.5
Interest Payments(3)	69.2	117.7	53.3	37.4	277.6
Operating Leases	262.7	408.9	284.1	348.2	1,303.9
Minimum Royalty Arrangements(4)	56.9	60.4	47.8	96.9	262.0
Long-Term Purchase Commitments(5)	11.9	14.6	0.5	—	27.0
Endorsement Contracts(6)	6.1	4.0	0.3	—	10.4
Total	693.0	1,124.2	2,203.2	666.0	4,686.4

(1)                    As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2008.

(2)                    The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 1.9 million (less than 1 year) and Euro 0.2 million (1 to 3 years).

(3)                    These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2008 and assume that we make all scheduled principal payments as they mature.

(4)                    These amounts represent obligations under our license agreements with designers, some of which require us to make annual guaranteed minimum payments.

(5)                    These amounts represent obligations under our supplier commitments with various suppliers.

(6)                    These amounts represent obligations under our endorsement contracts with selected athletes and others who endorse Oakley products, certain of which require us to pay specified annual minimum commitments and sometimes additional amounts based on performance goals.

At December 31, 2008, we had available funds of approximately Euro 230.5 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. In addition, certain U.S. subsidiaries obtained various letters of credit from banks outstanding of Euro 34.2 million as of December 31, 2008. Most of these letters of credit are used as security in risk management contracts or store leases. Most contain annual evergreen clauses under which they are automatically renewed unless the bank is notified of non-renewal. As of December 31, 2008, substantially all of our outstanding letters of credit mature within one year. For additional information, see Note 15 to our Consolidated Financial Statements included in Item 18 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Board of Directors of Luxottica Group S.p.A. currently consists of 15 members, each of whom was appointed at the stockholders’ meeting held on April 29, 2009.

The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ended December 31, 2011.

Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A.:

		Senior Manager (1) or
		Director (2)
Name	Age	Since	Position
Leonardo Del Vecchio	74	1961	Chairman of the Board of Directors
Luigi Francavilla	72	1968/1985	Chief Quality Officer and Deputy Chairman
Andrea Guerra	44	2004	Chief Executive Officer and Director
Roger Abravanel	62	2006	Director
Mario Cattaneo	78	2003	Director
Enrico Cavatorta	48	1999/2003	Chief Financial Officer and Director
Roberto Chemello	55	1979/1985	Director
Claudio Costamagna	53	2006	Director
Claudio Del Vecchio	52	1978/1986	Director
Sergio Erede	68	2004	Director

Sabina Grossi	44	2003	Director
Ivanhoe Lo Bello (3)	46	2009	Director
Marco Mangiagalli (3)	60	2009	Director
Gianni Mion	65	2004	Director
Marco Reboa (3)	54	2009	Director
Colin Baden	46	1999	President, Oakley
Frank Baynham	55	1987	Executive V.P. and General Manager, LensCrafters, Retail N.A.
Chris Beer	42	2003	Chief Operating Officer, Luxottica Optical Retail, Australasia
Michael A. Boxer	47	1993	Senior V.P. and General Counsel N.A.
Kerry Bradley	52	1988	President, Luxottica Retail N.A.
Tom Coleman	60	1987	Executive Vice President, Licensed Brands & Retail Development
Alessandro Curotti	49	2007	Group General Counsel and Corporate Secretary
Fabio D’Angelantonio	39	2005	Retail Luxury and Sun Business Director and Chief Marketing Officer
Jack S. Dennis	63	1982	Chief Financial and Administrative Officer of Retail N.A.
Valerio Giacobbi	44	1991	Group Business Development Director
Giuseppe La Boria	50	2001	Wholesale and Retail Second Market Director
Seth McLaughlin	46	1994	Senior V.P. and General Manager, Pearle Vision, Retail N.A.
George Minakakis	51	1994	Chief Operating Officer, Retail Greater China
Antonio Miyakawa	42	1993	Executive Vice President, Marketing, Style & Product
D. Scott Olivet	45	2005	Chief Executive Officer, Oakley
Mario Pacifico	46	2003	Shared Services Director
Nicola Pelà	46	2005	Group Human Resources Director
Carlo Privitera	39	2005	Chief Information Technology Officer

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

(3)                    Mr. Lo Bello was nominated by minority stockholders. Messrs. Reboa and Mangiagalli and the remaining twelve directors were nominated by our controlling stockholder Delfin S.a.r.l. Messrs. Lo Bello, Reboa and Mangiagalli were first elected directors at the stockholders’ meeting held on April 29, 2009.

Executive officers serve at the discretion of the Board of Directors. Messrs. Cattaneo, Chemello, Mion, Abravanel, Costamagna, Claudio Del Vecchio, Erede, Mangiagalli, Reboa, Lo Bello and Ms. Grossi are all non-executive directors. In addition, Messrs. Cattaneo, Mion, Abravanel, Costamagna, Mangiagalli, Reboa and Lo Bello are also independent directors under Italian law.

Pursuant to Italian law and our By-laws, a list for the appointment of the Board of Directors can be presented only by stockholders who hold the minimum percentage of the share capital established annually by Consob. For 2009, this was equal to 1% of the share capital of the Company. All directors except Mr. Lo Bello were appointed by Delfin S.a.r.l., our controlling stockholder.  Mr. Lo Bello was appointed by minority stockholders.

Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the stockholders’ meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we: (i) comply with applicable law and our bylaws; (ii) respect the principles of correct administration; (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems; (iv) ensure that our accounting system represents the facts in a fair and true manner; (v) comply with the Italian Code of Corporate Governance; and (vi) give adequate instructions to our subsidiaries.  Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and of the stockholders, they are not deemed to be members of the Board of Directors and do not vote on matters submitted to such meetings. Effective as of April 29, 2009, the members of the Board of Statutory Auditors are Francesco Vella, Chairman, Enrico Cervellera and Alberto Giussani. As of April 29, 2009, there were also two alternate members of the Board of Statutory Auditors, Mario Magenes and Alfredo Macchiati.  On May 29, 2009, Mr. Magenes died. A successor to Mr. Magenes will be appointed at the next stockholders’ meeting. The alternate members will replace current members who leave their position during the current term. Francesco Vella and Alfredo Macchiati were selected from a list submitted by the minority stockholders referred to above. Enrico Cervellera, Alberto Giussani and Mario Magenes were selected from a list submitted by Delfin S.a.r.l. The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ended December 31, 2011.

See “—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange” below for more information regarding the designation of the Board of Statutory Auditors to act as our audit committee.

Pursuant to Italian law, we also maintain a Human Resources Committee, elected within the members of the Board of Directors. The Human Resources Committee has verification, advisory and proposal-making functions, including: (i) recommending to the Board the remuneration payable to the Company’s Directors with additional responsibilities and determining the remuneration criteria for the top management of the Company and of the entire Group; and (ii) reviewing the Luxottica Group employees’ incentive plans and the criteria for the composition of the management bodies of the relevant subsidiaries. Effective as of April 29, 2009, the members of the Human Resources Committee are non-executive directors Gianni Mion, Roger Abravanel, Claudio Costamagna and Sabina Grossi, three of whom are independent. The term of the Human Resources Committee is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

See “—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange” below for more information regarding the designation of the Human Resources Committee to act as our compensation committee.

A short biography of each of our Directors and executive officers is set forth below:

Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Board since the Group was formed in 1961. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell’Ordine al “Merito del Lavoro” (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca’ Foscari University. In 1999, he received a Master “honoris causa” in International Business from MIB- Management School in Trieste, and in 2002, he received an honorary degree in Managerial Engineering from the University of Udine. In March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Mr. Del Vecchio is also a director of Assicurazioni Generali S.p.A., Beni Stabili S.p.A., GiVi Holding S.p.A., and Gianni Versace S.p.A., vice chairman of the Surveillance Committee of Fonciere des Regions and a director of Delfin S.a.r.l., Aterno S.a.r.l. and Luxottica UK.

Luigi Francavilla joined the Group in 1968, has been Director since 1985, Deputy Chairman since 1991, and is the Chief Quality Officer of the Group. From 1977 until May 2009, he was Group Product and Design Director. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In addition, he is Chairman of Luxottica S.r.l., our principal operating subsidiary. Mr. Francavilla is also a Director in the Belluno branch of the Bank of Italy. In April 2000, he received an honorary degree in Business Administration from Constantinian University in Cranston, Rhode Island, U.S.A.

Andrea Guerra was appointed a Director and Chief Executive Officer of the Company on July 27, 2004. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici since 1994, where, from 2000, he was its Chief Executive Officer. Prior to being at Merloni, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. He received a degree in Business Administration from the “La Sapienza” University of Rome in 1989. Mr. Guerra is Chief Executive of Luxottica S.r.l., Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica U.S. Holdings Corp., LensCrafters Inc. and of Oakley, Inc., all of which belong to Luxottica Group. He is also member of the Board of Directors of Parmalat S.p.A. and DEA Capital S.p.A.

Roger Abravanel has been a director since 2006. He worked at McKinsey & Company from 1972 until June 2006. Mr. Abravanel is also involved in international consulting projects, advising on strategic, organizational and operational development issues. He graduated with a degree in Engineering from the Politecnico di Milano and received a Masters in

Business Administration from INSEAD in Fontainebleau (with High Distinctions).  He is the author of several studies and articles on business organization. He is a member of the Board of Directors of Teva Pharmaceutical Industries LTD, Banca Nazionale del Lavoro S.p.A., COFIDE S.p.A. and Coesia S.p.A.

Mario Cattaneo has been a Director since 2003. He is emeritus professor of Corporate Finance at the Catholic University of Milan. He was a director of Eni S.p.A. from 1998 until 2005 and of Unicredito from 1999 until 2005 and Statutory Auditor of the Bank of Italy from 1991 until 1999.  He is the Chairman of Euromobiliare Asset Management SGR S.p.A. and is a member of the Board of Directors of Bracco S.p.A. and Banca Sella Holding S.p.A. Furthermore, Mr. Cattaneo is the chairman of the Board of Statutory Auditors of Italiana Assicurazioni S.p.A. and Sara Assicurazioni S.p.A. He is an auditor of Michelin Italiana  Sami S.p.A. and a member of the Supervisory Board of UBI Banca S.C.p.A.

Enrico Cavatorta has been a Director of the Group since 2003. He has been Chief Financial Officer since he joined the Group in 1999, and he is a director of the principal subsidiaries of the Company, including Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., LensCrafters, Inc. and Oakley, Inc. Prior to joining Luxottica, Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration.

Roberto Chemello has been a Director since 1985. He holds a degree in Corporate Finance from the Cà Foscari University in Venice. He joined the Group in 1979. Until 1985 he was Chief Financial Officer of the Company. Between 1985 and 2004 he was Chief Executive Officer of Luxottica. He then took over the position of Chief Operations Officer, which he held until July 2008, when he left all operational positions held in Luxottica. In 2007, he acquired control of Woodn S.r.l., a company that specializes in the manufacturing and marketing of wood-based composites, where he holds the position of Chairman of the Board of Directors. In 2008, he was appointed Chairman of the Board of Directors of the Chinese company, Sunbow Environmental Decoration Material Co Ltd, fully owned by Woodn S.r.l., which manufactures wooden composites for distribution both in China and internationally. In 2008, he was appointed member of the Board of Directors of the Entrepreneurs’ Association of the Belluno Province.

Claudio Costamagna has been a Director since 2006. Mr. Costamagna holds a business administration degree and has held important offices in Montedison, Citigroup and Goldman Sachs where he served for many years as Chairman of the Investment Banking division for Europe, the Middle East and Africa. He is currently Chairman of “CC e Soci”, a financial advisory boutique he founded. Mr. Costamagna is a member of the Board of Directors of Autogrill S.p.A., Bulgari S.p.A., DEA Capital S.p.A., Mandel Partners S.A. and Breakingviews Ltd. He is also Chairman of the Associazione Alumni Bocconi (association of graduates from Bocconi University).

Claudio Del Vecchio, a son of Leonardo Del Vecchio, joined the Group in 1978 and has been a Director since 1986. From 1979 to 1982, he managed our Italian and German distribution operations. From 1982 until 1997, he was responsible for all business operations of the Group in North America. He also serves as a Director of U.S. Holdings, a key subsidiary in North America. Claudio Del Vecchio is Chairman and Chief Executive Officer of Retail Brand Alliance, Inc., the owner of Brooks Brothers.

Sergio Erede has been a Director since 2004. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Additionally, he is a member of the Board of Directors of Interpump Group S.p.A., Carraro S.p.A., Gruppo Editoriale L’Espresso S.p.A., Manifatture Lane Gaetano Marzotto & Figli S.p.A., Società Italo Britannica L. Manetti - H. Roberts S.p.A., Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l. (Gruppo Interpump) and Sintonia S.A. Additionally, Mr. Erede is Chairman of AON Italia S.p.A., vice chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A. and a member of the Surveillance Committee and of the Audit Committee of Fonciere des Regions.

Sabina Grossi has been a Director since 2003. She joined Luxottica Group S.p.A. in 1996 and was Head of Investor Relations, a position which she held from 1996 until 2004. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. from 1994 until 1996. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS

University in Rome with a bachelor’s degree in Business Administration. Ms. Grossi is currently a member of the Board of Directors of Molmed S.p.A. and Oliver Twist Onlus.

Ivanhoe Lo Bello became a Director on April 29, 2009. He has been Chairman of the Board of Directors of Banco di Sicilia S.p.A. — Gruppo Unicredit since April 2008. From January 2008 to April 2008, he was Vice President of Banco di Sicilia S.p.A. — Gruppo Unicredit. From 1998 to 2001 and again since January 2008, he has been a member of the Board of Directors of Banco di Sicilia S.p.A. From 2004 to 2008, he was Director of the Syracuse branch of the Bank of Italy. He is currently a member of the Board of Directors of Unisicilia S.p.A., Sviluppo Messina S.r.l., Governare S.r.l. and a member of the Board of Statutory Auditors for Infocamere scpa. He is also a member of the Board of Directors of the President of Italy’s Committee of Civita and Committee of Unioncamere, and the Istituto Nazionale di Ricerche Turistiche (National Institute for Research in the Tourist Sector), and President of Cofindustria Sicilia and the Chamber of Commerce of Syracuse. Mr. Lo Bello graduated magna cum laude from the University of Catania in 1989 with a degree in jurisprudence.

Marco Mangiagalli became a Director on April 29, 2009. Mr. Mangiagalli received a degree in Political Economy from the “Luigi Bocconi” University in 1973. Most of his career has been with Eni Group; he also has had working experience with Barclays Group in Italy and the Nuovo Banco Ambrosiano Group. He has served as a member of the Board for Agip S.p.A., Polimeri Europa S.p.A., Nuovo Pignone S.p.A., Snamprogetti S.p.A., Saipem S.p.A., Eni International Holding B.V., Albacom S.p.A., Emittenti Titoli S.p.A. and Oil Investment Corp. He also has been Chairman of Eni Coordination Center S.A., Eni Bank Ltd/Banque Eni S.A. and of Enifin S.p.A. Since August 2008 he has been Chairman of the Board of Directors for Saipem S.p.A.

Gianni Mion has been a Director since 2004. He is Chief Executive Officer of Edizione S.r.l.,a position he has held since 1986. Prior to joining Edizione S.r.l., Mr. Mion was the Chief Financial Officer of Marzotto S.p.A. from 1985 to 1986, Managing Director of Fintermica S.p.A. from 1983 to 1985, Vice President of Gepi S.p.A. from 1974 to 1982, controller of McQuay Europa S.p.A. from 1972 to 1974 and an auditor at the accounting firm of KPMG from 1967 to 1972. He has been chief executive officer of Edizione Holding S.p.A. since 1986 and prior to that he was the chief executive officer of Sintonia S.p.A. Mr. Mion is Chief Executive Officer of Edizione S.r.l. and also sits on the Board of Directors of Benetton Group S.p.A., Autogrill S.p.A., Autogrill Group Inc., Atlantia S.p.A., Sintonia, S.A., Fondazione Cassa di Risparmio di Venezia, Burgo Group S.p.A., Il Gazzettino S.p.A. and Eurostazioni S.p.A. Mr. Mion graduated from the Venice University Ca’ Foscari with a degree in Business Administration and is a Certified Public Accountant.

Marco Reboa became a Director on April 29, 2009. Mr. Reboa received a degree in Business Economics from Universita Commerciale L. Bocconi in Milan, Italy in 1978. He has been registered in the Register of Chartered Accountants of Milan since 1982 and he is an auditor pursuant to Ministerial Decree since 1995. He is currently a professor at the Faculty of Law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy and works in private practice in Milan, specializing in extraordinary financial transactions. Mr. Reboa has published books and articles on financial statements, economic appraisals and corporate governance.  He is editor-in-chief of the Magazine of Chartered Accountants.  Mr. Reboa was the Chairman of the Luxottica Group S.p.A. Board of Statutory Auditors from June 14, 2006 until April 29, 2009.  He is a member of the Board of Directors of Eni S.p.A., Interpump Group S.p.A. and Blu Holding S.r.l., Chairman of the Board of Auditors of Mediobanca S.p.A., and Auditor of Gruppo Lactalis Italia S.p.A., biG S.r.l. and Egidio Galbani S.p.A.

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

Chris Beer became Chief Operating Officer of Luxottica Optical Retail Australasia in February 2009. Previously, he held the position of Chief Operating Officer of Asia-Pacific and China retail operations of Luxottica Group, from 2003, having had 22 years of experience with the OPSM Group (later acquired by Luxottica). He held senior executive positions in sales and operations before being appointed International HR Manager for the OPSM Group in 1999 and General Manager Retail for OPSM Australia in 2001. Mr. Beer oversees group operations, marketing, merchandise, distribution and manufacturing for the Australia/NZ Region.

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

Kerry Bradley became President of Luxottica Retail North America in February 2009, and prior to that he served as Chief Operating Officer of Retail North America since 2002. From 1998 to 2002 he held the position of Executive Vice President of LensCrafters. Mr. Bradley is responsible for all LensCrafters, Sunglass Hut, Cole and EyeMed sales, marketing and operations. Mr. Bradley has held various other senior executive roles since joining LensCrafters in 1988. Mr. Bradley has a Master’s degree in Business from the University of Edinburgh, Scotland and a B.S. degree in Business from Auburn University in Alabama.

Tom Coleman has been Executive Vice President Licensed Brands & Retail Development since 2008.  From 2003 to 2008, he was Executive Vice President Retail Asia-Pacific, responsible for all activities of the Group in the Asia-Pacific region, which includes Australia, New Zealand, Hong Kong, Singapore and Malaysia. Prior to this, he served as Executive Vice President of LensCrafters since 1997. Mr. Coleman has held various other senior executive roles since joining LensCrafters in 1987.

Alessandro Curotti joined the Group as General Counsel and Corporate Secretary in 2007. Prior to joining Luxottica he served as a corporate lawyer at companies such as Telecom Italia, Telecom Italia Mobile and Montedison. He received his law degree from the University of Siena.

Fabio D’Angelantonio was appointed to lead the Retail Luxury and Sun Business at the beginning of 2009, while maintaining the role of Chief Marketing Officer that he has held since 2005. After experience with the European Union and in the Olivetti Marketing Department in Brussels and Madrid, Mr. D’Angelantonio led the international department from 1995 to 2000 for the Belgian publishing house Editions Hemma (part of the Havas-Vivendi group). At the beginning of 2000, Mr. D’Angelantonio joined Ciaoweb (Fiat-Ifil group) where he held the position of Channel Manager, eventually moving to Merloni Elettrodomestici, today Indesit Company, where he held increasingly senior positions ending in Brand & Advertising Manager, responsible for the management of the entire brand portfolio for the group. After receiving a degree in Business Administration in 1994 from the LUISS University in Rome, he completed an MBA in International Management at the UBI in Brussels in 1999.

Jack S. Dennis has been Chief Financial and Administrative Officer of Retail North America since 2001, prior to which time he served as Chief Financial Officer of LensCrafters since 1992 and Chief Administrative Officer since 1999. Prior to 1992, he was Controller of LensCrafters, Vice President of Finance in several divisions of U.S. Shoe and a Senior Audit Manager with Arthur Andersen & Co. Mr. Dennis graduated with a degree in Accounting from the University of Kentucky.

Valerio Giacobbi is currently Group Business Development Director. He was the Executive Vice President Retail North America from 2001 until March 2009. Prior to 2001, he was General Affairs Manager of Luxottica Group S.p.A. since 1991. Mr. Giacobbi graduated with a degree in Business Administration from the Ca’ Foscari University in Venice.

Giuseppe La Boria joined Luxottica Group S.p.A. in 2001 as Head of Sales for Europe and South. Since the beginning of 2009, he has served as Wholesale and Retail Second Market Director for the Group. Prior to joining Luxottica Group S.p.A., Mr. La Boria worked in Safilo S.p.A. as Sales Manager for Italy, during which period he was also responsible for all the commercial and marketing aspects of the Diesel Shades launch.

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

Antonio Miyakawa is currently the Executive Vice President of Marketing, Style & Product for Luxottica Group S.p.A. From 2003 until May 2009, he was Executive Vice President of Wholesale and Marketing for Luxottica Group S.p.A. Previously he was also head of our Asian wholesale operations, a position he held since 1999. Prior to this he served as Executive Vice President of Luxottica’s Japanese operations. Prior to joining Luxottica Group S.p.A., Mr. Miyakawa was a junior consultant for Compact S.r.l. (an Italian consulting firm) working on various Luxottica matters.

D. Scott Olivet joined Oakley in October 2005 as its Chief Executive Officer and as an Oakley director. From August 2001 to October 2005, he served at Nike Inc. as Vice President, Nike Subsidiaries and New Business Development, where he led, developed and executed the company’s multi-branding strategy including the Cole Haan, Converse, Hurley, Starter and Bauer-Nike Hockey brands. Prior to Nike, Mr. Olivet served as The Gap, Inc.’s Senior Vice President of Real Estate, Store Design and Construction, responsible for The Gap, Banana Republic and Old Navy brands from 1998 to 2001. He worked with Bain & Company from 1984 to 1998, serving as a partner and head of the firm’s worldwide practice in organizational effectiveness and change management from 1993 to 1998.  Mr. Olivet received his B.A. in Government from Pomona College and his M.B.A. from the Graduate School of Business, Stanford University.

Mario Pacifico became Shared Services Director in May 2009. He joined the Group as Head of Internal Auditing in 2003. Prior to joining Luxottica, he was VP of Internal Auditing of Prada Group. From 1990 to 2000, Mr. Pacifico was Controller of Eni’s Italy Division, Chief Financial Officer of Agip Trading B.V. and Audit Manager for Agip S.p.A. Mr. Pacifico graduated from Bocconi University in Milan with a degree in Business Administration.

Nicola Pelà has been Group Human Resources Director since 2005. Before joining Luxottica, he held a number of HR positions in Olivetti, Fiat, Barilla and SmithKline Beecham. He has lived and worked in Italy, the United States and Belgium. Mr. Pelà has a bachelor’s degree in Law with honors and a master’s degree in Business Administration from CUOA (Centro Universitario di Organizzazione Aziendale).

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

Compensation

Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2008:

Name	Base Compensation (Euro)		Other Compensation (Euro)		Total Compensation (Euro)
Leonardo Del Vecchio Chairman of the Board of Directors	381,198	(1)	879,044	(2)	1,260,242
Luigi Francavilla (3) Group Product and Design Director and Deputy Chairman	139,200	(3)	1,492,670	(2)(4)(5)	1,631,870
Andrea Guerra Chief Executive Officer and Director	900,000	(6)	2,717,233	(4)(5)	3,617,233
Enrico Cavatorta Chief Financial Officer and Director	81,198		1,228,193	(2)(4)(5)	1,309,391
Roberto Chemello Group Operations Director and Director	81,198		3,733,207	(2)(4)(5)(7)	3,814,405
Roger Abravanel Director	91,198	(8)	—		91,198
Tancredi Bianchi (9) Director	101,198	(10)	—		101,198
Mario Cattaneo Director	101,198	(10)	—		101,198

Claudio Costamagna Director	91,198	(8)	—		91,198
Claudio Del Vecchio Director	81,198		—		81,198
Sergio Erede Director	81,198		—		81,198
Sabina Grossi Director	81,198		288	(5)	81,486
Gianni Mion Director	81,198		—		81,198
Lucio Rondelli (9) Director	106,198	(11)	—		106,198
Marco Reboa (12) Chairman of the Board of Statutory Auditors	105,000		—		105,000
Enrico Cervellera Member of the Board of Statutory Auditors	70,000		—		70,000
Giorgio Silva (12) Member of the Board of Statutory Auditors	90,000	(13)	—		90,000

(1)             Compensation paid as Director and Chairman of the Board of Directors.

(2)             Includes compensation paid for services rendered to subsidiary companies.

(3)             Compensation paid as Director and Deputy Chairman. Mr. Francavilla became the Chief Quality Officer on May 7, 2009.

(4)             Includes compensation paid as employee. This compensation also includes the bonus paid in 2008 for the achievement of certain targets in 2007.

(5)             Includes fringe benefits granted (such as insurance premiums and cars).

(6)             Compensation paid as Director and Chief Executive Officer.

(7)             Includes part of the indemnity for the termination of employment which occurred during 2008. An additional amount of the indemnity will be paid during 2009. As of July 31, 2008, Mr. Chemello is no longer Group Operations Director.

(8)             Compensation paid as Director and member of the Human Resources Committee.

(9)           As of April 29, 2009, Messrs. Bianchi and Rondelli are no longer directors.

(10)       Compensation paid as Director and member of the Internal Control Committee.

(11)       Compensation paid as Director and Chairman of the Internal Control Committee.

(12)     As of April 29, 2009, Messrs. Reboa and Silva are no longer respectively Chairman and member of the Board of Statutory Auditors of the Company.

(13)       Includes compensation paid as auditor and for services rendered as member of the Supervisory Body created pursuant to legislative decree 231/2001.

Aggregate compensation paid by us to our senior management (who are not directors) as a group (18 people) was approximately Euro 9.7 million in 2008, of which approximately Euro 1.2 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted options to purchase an aggregate of 115,000 of our ordinary shares at a weighted average exercise price of Euro 18.08 per share in 2008. These options expire on March 14, 2017. The aggregate amount set aside or accrued during the year ended December 31, 2008 to provide pension and retirement benefits for our directors who are also members of our management was Euro 2.0 million. Our directors who are not members of management do not receive such benefits.

With the exception of termination benefits provided for Mr. Guerra, our Chief Executive Officer, and Mr. Chemello, as described below, none of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

This separation allowance is also due in the case of termination for cause or in the case our Chief Executive Officer terminates the employment relationship within the 60 days following one of the events listed below that leads to a reduction in responsibilities and tasks assigned:

•                 substantial change to the authority given to the Chief Executive Officer; and

•                 change of control.

In July 2008, Mr. Chemello’s position as Chief Operations Officer of Luxottica was terminated.  He remains a Director of Luxottica. As a result of this termination, Luxottica paid Mr. Chemello an indemnity and Mr. Chemello kept the stock options he had previously received but forfeited his rights under the Performance Shares Plan.

Employees

As of December 31, 2008, we employed approximately 61,000 employees worldwide, of whom approximately 39,000 were employed in the United States and Canada, 7,500 were employed in Italy, 11,500 were employed in Asia-Pacific, 2,000 were employed in Europe and 1,000 were employed in subsidiaries located in other countries. As of such date, approximately 18,000 were employed in our manufacturing and wholesale segment, approximately 42,000 were employed in our retail segment and approximately 1,000 were employed at corporate. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those Pearle Vision employees subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 7,445 of our employees. This agreement was renewed in 2008 resulting in an average wage increase rate of approximately three percent per year. In addition to the national collective bargaining agreement for workers, we typically enter into separate local contracts with labor unions representing our employees. In December 2006, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. The new agreement provided for new profitability targets for employee variable wages.

Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2008, we had established a reserve of Euro 49.7 million for such severance payments, which is reflected in our consolidated financial statements.

Pearle Vision is currently a party to three collective bargaining agreements. Pearle Vision’s collective bargaining agreement with Local 108, Retail, Wholesale and Department Store union has a term that runs through December 31, 2009 and covers approximately 60 employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate. Pearle Vision’s collective bargaining agreement with Local 84932 of the Communications Workers of America has a term that runs through May 31, 2010 and covers approximately 60 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate. Pearle Vision’s collective bargaining agreement with Local 888, United Food and Commercial Workers has been extended by agreement while the parties negotiate a new agreement and covers approximately 10 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate.

Share Ownership

Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of April 29, 2009, by each of our directors and executive officers who beneficially owns in excess of one percent of our outstanding ordinary shares.

Shareholder	Issuer	Shares owned as of April 29, 2009		Percentage Ownership
Leonardo Del Vecchio	Luxottica Group S.p.A.	314,403,339	(1)	67.8%
Luigi Francavilla	Luxottica Group S.p.A.	5,575,400	(2)	1.2%

(1)        Shares held of record by Delfin S.a.r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

(2)        Includes 3,434,900 shares held by Mr. Francavilla and 2,140,500 shares that are issuable upon exercise of vested stock options.

Except as otherwise indicated above, each of our directors and our executive officers owns less than one percent of our outstanding ordinary shares.

In addition, set forth below is certain information regarding share ownership for our directors and our senior managers (who are not directors) as a group, prepared and disclosed as required by applicable Italian law:

Shareholder	Shares held at the beginning of 2008		Shares bought during 2008	Shares sold during 2008	Shares held at the end of 2008

Leonardo Del Vecchio	314,403,339	(1)	45,000	45,000	314,403,339	(1)
Luigi Francavilla	3,434,900	(2)			3,434,900	(2)
Roberto Chemello	1,077,875	(3)			1,077,875	(3)
Claudio Del Vecchio	3,381,000	(4)			3,381,000	(4)
Sabina Grossi	12,200		50,400		62,600
Senior Managers as a group	201,405				201,405

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

(4)       Includes 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation. Mr. Del Vecchio holds voting and investment power over the shares held through this foundation.

In March 1998, we adopted an employee stock option plan providing for the issuance of options covering up to 12,250,000 ordinary shares of nominal value Euro 0.06 each. As a result of the change in the par value of our ordinary shares from Lire to Euro, which was approved by our stockholders at the annual meeting held on June 26, 2001, the number of ordinary shares available for issuance under the plan was reduced to 10,798,642. Our Board of Directors administers the stock option plan. The purpose of the plan is to provide additional incentives to our key employees. Grants under the stock option plan may be of non-qualified options and/or incentive stock options. Under the plan, the Board of Directors may not grant an option for a term of more than nine years from the date of grant, or for a term that expires after March 31, 2011. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as the higher of (i) the closing market price of our ADRs on the business day immediately preceding the date of the grant, and (ii) the average of the closing market prices for each business day during the 30-day period ending on the date of the grant. Options granted under the plan generally become exercisable in three equal installments beginning on January 31 of the year after the date of grant and expire nine years after such date.

In September 2001, we adopted an additional employee stock option plan providing for the issuance of options covering up to 11,000,000 ordinary shares of nominal value Euro 0.06 each. The purpose and administration of the 2001 stock option plan are similar to those of the 1998 stock option plan, with the only significant difference being that the latest option termination date is March 31, 2017. Under the 2001 Option Plan, the option exercise price per share may not be less than the greater of (1) the closing market price of our ADSs on the NYSE on the first business day immediately preceding the date of grant or (2) the average of the closing market price of the ADSs on the NYSE for each business day during the 30-day period ending on the date of grant.

On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l., now held through Delfin S.a.r.l, both holding companies of the Del Vecchio family, representing 2.07 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. 400,000 options from this grant were exercised in 2007 and no options were exercised in 2008.

In July 2006, we adopted an additional employee stock option plan providing for the issuance of options covering up to 20,000,000 ordinary shares of nominal value of Euro 0.06 each. The purpose of the plan is to provide additional incentives to key employees of the Group. Under the 2006 Option Plan, the option exercise price per share shall be the fair market value of an ordinary share on the date of grant, which, for U.S. employees, is defined as the higher of (1) the arithmetic average of the official market price of our ordinary shares on the MTA during the month ending on the day prior to the date of grant or (2) the official market price of our ordinary shares on the MTA on the trading day immediately preceding the date of grant. Options granted under the plan generally become exercisable three years after the date of grant and expire nine years after such date.

In May 2008, a performance shares plan for the top managers of the Company and other companies directly or indirectly controlled by the Company to be identified by the Board (the “Plan”) was adopted. The Plan is intended to strengthen the loyalty of our key employees and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the Plan will be granted the right to receive ordinary shares (“Units”), without consideration, at the end of a three-year vesting period and subject to achievement of certain Company performance targets to be determined by our Board. The Plan will have a term of five years, during which the Board may resolve to issue different grants to the Plan’s beneficiaries. The Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 Units. On May 13, 2008, the Board of Directors granted a total of 1,203,600 Units. On May 7, 2009, the Board of Directors granted a total of 1,435,000 Units. Employees who received awards under the Plan were directors, officers and other managers with highly strategic roles who were selected by the Board of Directors upon the direct recommendation of our Human Resources Committee.

On May 7, 2009, our Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the stock option grants approved in 2006 and 2007 and held options with an exercise price, considering present market conditions and the financial crisis, that was significantly higher than the market price at such time, undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which will be exercisable — conditional upon the surrender of the options granted in 2006 and/or 2007 — at an exercise price determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares at the time of grant of the new options.

In connection with the reassignment of options to employees not domiciled in the United States:

(1) 85 employee-beneficiaries of the 2006 and 2007 stock option grants surrendered the options previously granted to them under the abovementioned grants in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the abovementioned grants, for a total amount of 2,060,000 options. The new options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

(2) 10 employee-beneficiaries of the 2006 3-year extraordinary stock option grant surrendered the options previously granted to them under the abovementioned grant in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the abovementioned grant, reduced by 50%, for a total amount of 4,250,000 options. The new performance options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

The reassignment of options for employees domiciled in the U.S. was structured as a tender offer. The offer expired on June 12, 2009.  All outstanding eligible options that were properly tendered under the reassignment program by eligible employees have been accepted.

Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees.  Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 3-year extraordinary performance stock option grant.  Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares.

The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share.  The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

As of December 31, 2008, there were 14 separate grants outstanding under the plans described above, detailed as follows:

	Number of ordinary shares underlying options granted(1)	Exercise Price(1)	Expiration Date	Options held by officers and directors (1)

2000 Grant	2,142,200	Euro 9.52	January 31, 2009	19,000
2001 Grant	2,079,300	U.S.$ 15.20	January 31, 2010	8,100
2002 Grant	2,348,400	U.S.$ 17.80	January 31, 2011	8,100
2003 Grant	2,397,300	Euro 10.51	January 31, 2012	56,000
2004 Grant	2,035,500	Euro 13.79	January 31, 2013	422,100
2004 Performance Grant	1,000,000	U.S.$ 18.59	January 31, 2012	290,000
2004 Shareholder Grant	9,600,000	Euro 13.67	December 31, 2014	9,200,000
2005 Grant	1,512,000	Euro 16.89	January 31, 2014	162,000
2006 Grant(2)	1,725,000	Euro 22.19	January 31, 2015	760,000
2006 Performance Grant 1(2)	3,500,000	Euro 22.09	July 27, 2015	2,700,000
2006 Performance Grant 2(2)	9,500,000	Euro 20.99	July 27, 2015	9,250,000
2007 Grant(2)	1,745,000	Euro 24.05	March 6, 2016	180,000
2008 Grant	2,020,500	Euro 18.08	March 14, 2017	115,000
2008 PSP Grant	1,203,600	N/A	N/A	948,000

(1)           As restated to reflect the June 2000 two-for-one stock split.

(2)           These grants were subject to the reassignment of new options discussed above which was completed in June 2009.

Stock options and PSP Units held by directors and senior managers

Set forth below is certain information regarding stock options held by our directors and our senior managers (who are not directors) as a group, prepared and disclosed as required by applicable Italian law.

	Options held at the beginning of 2008			Options granted during 2008			Options exercised during 2008			Options expired during 2008	Options held at the end of 2008
Name and Position	Number of Options	Average exercise price	Average expiration date	Number of Options	Average exercise price	Average expiration date	Number of Options	Average exercise price	Average market price at exercise	Number of Options	Number of Options	Average exercise price	Average expiration date
Andrea	2,000,000	€13.67	2014(a)				—			—	2,000,000	€13.67	2014(a)
Guerra, Chief
Executive Officer and Director	2,500,000	€20.99	2015(a) (b)								2,500,000	€20.99	2015(a)

Luigi	140,500	€17.98	2014(c)				—			—	140,500	€17.98	2014
Francavilla,
Deputy	2,000,000	€13.67	2014(a)								2,000,000	€13.67	2014(a)
Chairman and
Chief Quality Officer	1,500,000	€20.99	2015(a) (b)								1,500,000	€20.99	2015(a)

Enrico	93,500	€20.08	2014(c)							—	93,500	€20.08	2014
Cavatorta,
Chief	1,200,000	€13.67	2014(a)								1,200,000	€13.67	2014(a)
Financial
Officer and Director	1,100,000	€20.99	2015(a) (b)								1,100,000	€20.99	2015(a)

Roberto	140,500	€17.98	2014				—			—	140,500	€17.98	2014
Chemello,
Director	2,000,000	€13.67	2014(a)								2,000,000	€13.67	2014(a)

	1,100,000	€20.99	2015(a)								1,100,000	€20.99	2015(a)

Sabina Grossi, Director	50,400	€10.82	2011	—		—	50,400	€10.42	€15.40	—

Senior Managers	1,248,400	€19.10	n.a. (c)	115.000	€18,08	2017	8,000	€9.52	€17.04		1,355,800	€18.81	n.a.

	2,000,000	€13.67	2014(a)								2,000,000	€13.67	2014(a)

	5,750,000	€21.51	2015(a) (b)								5,750,000	€21.51	2015(a)

	310,000	€12.63	2012(a)				20,000	€12.70	€17.60		290,000	€13.36	2012(a)

(a)          The options are exercisable subject to the achievement of certain targets.

(b)         These options were subject to the reassignment of new options discussed above.

(c)          These options include those subject to the reassignment discussed above.

Set forth below is certain information regarding the PSP Units held by our directors and our senior managers (who are not directors) as a group as of December 31, 2008:

Name	Role	Date of grant	Number of Units
Luigi Francavilla	Deputy Chairman and Chief Quality Officer	5/13/2008	120,000
Andrea Guerra	Director and CEO	5/13/2008	240,000
Enrico Cavatorta	Director and CFO	5/13/2008	96,000
Senior Managers as a Group	—	5/13/2008	747,600

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth, as of April 29, 2009, the beneficial ownership of ordinary shares by each person known by us to beneficially own two percent or more of the outstanding ordinary shares (including ordinary shares represented by ADSs):

Identity of Person or Group	Amount of Shares Owned		Percent of Class
Leonardo Del Vecchio	314,403,339		67.833%
Giorgio Armani	22,724,000	(1)	4.903%
Harris Associates L.P.	9,436,900	(2)	2.036%

(1)        Including 13,514,000 shares represented by ADSs, and 9,210,000 shares represented by ordinary shares. Of those, 9,010,000 ordinary shares are held directly and 200,000 ordinary shares are held indirectly through Giorgio Armani S.p.A.

(2)           Based on the ownership disclosure as reported by Harris Associates L.P. to the Company and Consob on April 9, 2008. Harris Associates L.P. has since notified Consob and the Company that as of May 27, 2009 it owned less than 2% of our ordinary shares.

The shares held by Mr. Del Vecchio and our other directors and executive officers have the same voting rights as the shares held by other stockholders.

Mr. Del Vecchio is our controlling stockholder and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

As of April 29, 2009, approximately 7.466 percent of our ordinary shares were held in the form of ADSs by approximately 18,600 record holders.

To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

Related Party Transactions

Fixed Assets

In connection with the acquisition of our headquarters building in Milan, our subsidiary entered into an agreement leasing a portion of this building, consisting of approximately 1,017.3 square meters, to our Chairman for Euro 0.5 million annually. The expiration date of this lease was originally September 15, 2010. The parties agreed to terminate the contract on March 15, 2008 due to the Company’s need for additional office space. Management believes that the terms of the lease were fair to the Company.

License Agreements

We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is controlled by Claudio Del Vecchio, one of our directors. The license agreement expires in December 2009. Royalties paid to RBA for such agreement were Euro 0.8 million, Euro 0.9 million and Euro 1.3 million in the years ended December 31, 2008, 2007 and 2006, respectively.

In July 2004, we signed a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the name of Adrienne Vittadini. The Adrienne Vittadini trade name was owned by RBA until November 2006 when the license was sold by RBA to a party that is unaffiliated with the Company. For the year ended December 31, 2006, royalties paid to RBA for such agreement were Euro 1.0 million.

Management believes that the terms of both of these license agreements are fair to the Company.

Service Revenues

During the years ended December 31, 2008, 2007 and 2006, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for RBA. Amounts received for the services provided for those years were Euro 0.1 million, Euro 0.2 million and Euro 0.7 million, respectively.  Management believes that the compensation received for these services is fair to the Company.

Stockholder Plan

On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through holding companies of the Del Vecchio family, representing 2.07 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for our top management. See Item 6. — “Directors, Senior Management and Employees — Compensation.”

ITEM 8. FINANCIAL INFORMATION

Financial Statements

See Item 18—“Financial Statements.”

Legal Proceedings

The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

California Vision Health Care Service Plan Lawsuit

In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against the Company and certain of its subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiffs sought to certify this case as a class action. The claims against LensCrafters and EYEXAM alleged various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, and other unlawful or unfair business practices. The action sought unspecified damages, statutory damages of U.S. $1,000 per class member, return of profits, restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California.

The parties reached a settlement that offered a range of benefits, including store vouchers and a cash option, along with certain enhancements to LensCrafters’ business practices. The Court granted final approval of the settlement, and final judgment was entered on August 7, 2008.  The settlement became final on October 6, 2008.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008, 2007 and 2006 were not material.

Cole Consumer Class Action Lawsuit

In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle VisionCare, Inc. in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys’ fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008, 2007 and 2006 were not material.

Oakley Stockholder Lawsuit

On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other stockholders of Oakley, against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to stockholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because we believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff’s motion for attorneys’ fees and expenses.  The plaintiff has appealed the Court’s May 29, 2008 ruling and the July 11, 2008 order.

Costs associated with this litigation incurred for the years ended December 31, 2008 and 2007, were not material. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. Plaintiff brought suit on behalf of a class of Oakley’s customers. Oakley denied any liability and later entered into a settlement arrangement with Plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys’ fees and claim administration costs by the Oakley defendants.  An order approving this settlement was entered on November 24, 2008.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008 and 2007, were not material.

Texas LensCrafters Class Action Lawsuit

In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act (“TOA”) and the Texas Deceptive Trade Practices Act and tortious interference with customer relations.  The suit alleges that LensCrafters has attempted to control the optometrists’ professional judgment and that certain terms of the optometrists’ sub-lease agreements with LensCrafters violate the TOA.  The suit seeks recovery of a civil penalty of up to U.S.$1,000 for each day of a violation of the TOA, injunctive relief, punitive damages and attorneys’ fees and costs.  In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract.  In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters sub-lease optometrists.  Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008.  That motion is currently pending.  The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants’ motion to transfer venue.  Although the Company believes that its operational practices in Texas comply with Texas law, if this action results in an adverse decision, LensCrafters may have to modify its activities in Texas.  Further, LensCrafters and Luxottica Group might be required to pay statutory damages, the amount of which may have a material adverse effect on the Company’s operating results, financial condition and cash flow.

Costs associated with this litigation for the year ended December 31, 2008 were not material. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

The outcome of the outstanding litigation claims described above is inherently uncertain, and there can be no assurance that one or more of these actions, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition. In addition, we may be subject to material claims, judgments or proceedings in the future which, if adversely determined, may have a material adverse effect on our business, results of operations and financial condition. See Item 3—“Key Information—Risk Factors—If we become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales or increased costs.”

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

	New York Stock Exchange		Milan Stock Exchange
	(in U.S.$)		(in Euro)
	High	Low	High	Low

2004	20.39	15.18	15.51	12.43
2005	25.83	19.69	21.94	15.11
2006	31.39	24.36	24.46	19.30
2007	39.38	29.70	28.79	21.33
First Quarter	32.81	29.70	24.92	22.72
Second Quarter	38.64	32.00	28.78	23.91
Third Quarter	39.38	33.02	28.79	23.87
Fourth Quarter	37.19	30.84	26.35	21.33
December 2007	33.58	30.84	22.86	21.48
Year 2007	39.38	29.70	28.79	21.33
2008
First Quarter	30.92	23.15	21.15	14.80
Second Quarter	29.62	23.33	19.40	14.90
Third Quarter	27.06	21.94	18.59	13.80
Fourth Quarter	22.50	15.98	16.70	12.67
December 2008	20.02	17.60	15.15	12.67
Year 2008	30.92	15.98	21.15	12.67
2009
January 2009	18.60	14.22	13.49	10.96
February 2009	15.32	12.84	11.85	10.21
March 2009	15.43	11.88	11.69	9.61
April 2009	18.59	15.78	14.07	11.85
May 2009	21.91	18.45	15.96	14.49

The high and low closing prices of the ADSs on the NYSE for the first quarter of 2009 were U.S.$18.60 and U.S.$11.88, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2009 were Euro 13.49 and Euro 9.61, respectively.

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

Directors

The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company, except for the acts that the law reserves for stockholders’ meetings. Compensation of the directors is approved by the ordinary stockholders at the annual meeting of stockholders. The compensation of directors who also serve as executive officers is determined by the Board of Directors with the favorable opinion of the Board of Statutory Auditors.

Directors are not required to hold ordinary shares of Luxottica Group S.p.A. as a qualification for office.

Directors are required to report to the other directors and to the Board of Statutory Auditors any transactions involving the Company in which such director or a party affiliated with such director may have an interest. Our directors usually abstain from voting on matters in which they have an interest (including their compensation), but there is no requirement under Italian law to abstain from such vote.

Rights Attaching to Ordinary Shares

Dividends

We are required to pay an annual dividend on the ordinary shares if approved by a majority of stockholders at the ordinary meeting that must be held within the time specified by the law in force from time to time. Before dividends may be paid with respect to the results of any year in compliance with Italian law, an amount equal to five percent of our net income for such year must be set aside to the legal reserve until the reserve, including amounts set aside during prior years, is equal to at least one-fifth of the nominal value of our issued share capital. Dividends can only be distributed out of realized profits, resulting from regularly approved financial statements. In cases where losses have reduced the Company’s share capital, dividends cannot be distributed until the share capital has been restored or reduced accordingly. See Item 3—“Key Information—Dividends.”

Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and stockholders may determine. Dividends are usually paid in accordance with the dates set annually by Borsa Italiana S.p.A. Dividends which are not collected within five years of the date on which they become payable are forfeited in favor of the Company. Dividends are paid to those persons who hold the ordinary shares through an intermediary on a dividend payment date declared at the stockholders’ meeting. The intermediary, upon request by the stockholder, issues a certified statement of account allowing the stockholder to collect the dividends.

If dividends are not distributed and an appropriate reserve is created, the stockholders can adopt a resolution, at an extraordinary meeting, to convert such reserve into capital. In this case, the shares resulting from the increase are attributable to the stockholders without additional consideration in proportion to their ownership before the increase.

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

In addition, any person whose aggregate actual shareholding in a listed company exceeds or falls below two percent, five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 35 percent, 40 percent, 45 percent, 50 percent, 66.6 percent, 75 percent, 90 percent or 95 percent of the listed company’s voting share capital is obligated to notify Consob and the listed company whose shares are acquired or disposed of. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party or are suspended, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. Anyone directly or indirectly holding financial instruments granting the unconditional right to acquire or dispose of shares, by way of physical settlement, shall disclose whenever said holding exceeds or falls below the following thresholds: two percent, five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 50 percent or 75 percent of the listed company’s voting share capital. Notification should be made (except in certain circumstances) within five trading days.

Disclosure obligations also apply to listed companies whenever they hold, directly or through subsidiaries, their own shares and whenever their holdings exceed or fall below the relevant thresholds.

Cross ownership between listed companies may not exceed two percent of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed two percent of the voting shares of the listed company and ten percent of the voting shares of the unlisted company. If the relevant threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The two percent limit for cross ownership is increased to five percent on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary stockholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of two percent of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above two percent in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain who the later party to exceed the limit is, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any stockholders’ resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60 percent of the company’s shares.

The validity of any agreement regarding the exercise of the voting rights attached to shares of a listed company or of its parent company is subject to the notification of such agreement to Consob, the publication of a summary of such agreement in the press and the filing of the agreement with the Register of Enterprises, in each case, within five days, ten days and 15 days, respectively, of the date of the agreement. Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised.

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

Any agreement of the nature described above can have a legal maximum term of three years (and may be renewed for an additional three-year term at its expiration), and if executed for a longer term shall otherwise expire three years after its execution. Any such agreement executed for an unlimited term can be terminated by a party upon six months’ prior notice. In the case of a public tender offer, stockholders who intend to participate in the tender offer may withdraw from the agreement without notice. Consob Regulation 11971/99 contains provisions which govern the method and content of the notification and publication of the agreements as well as any subsequent amendments thereto.

General Meetings

Meetings of the stockholders may be held at our executive offices in Italy, in any country in the European Union or in the United States, following publication of notice of the meeting, including the agenda, in the “Gazzetta Ufficiale della Repubblica Italiana” or, alternatively, in one of the following daily newspapers: “Il Sole 24Ore,” “Il Corriere della Sera” or

“la Repubblica” at least 30 days before the date fixed for the meeting. Deutsche Bank Trust Company Americas will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a stockholders’ meeting received by Deutsche Bank Trust Company Americas. See “—Documents on Display.”

Meetings of stockholders may be either ordinary meetings or extraordinary meetings. Stockholders’ meetings may be called by the Board of Directors or the Board of Statutory Auditors. In the case of a listed company in Italy, stockholders’ meetings must be promptly convened upon the request of holders representing at least ten percent of the share capital, provided that the request contains a summary of the matters to be discussed. The Board of Directors may, however, resolve not to convene a meeting if the interest of Luxottica so requires. In this case, the competent Court, on appeal by the stockholders who have asked for such meeting, can order by decree, after having conferred with the Board of Directors and the Board of Statutory Auditors, that such meeting be convened. Stockholders’ meetings may not be convened upon the request of stockholders whenever the matter to be dealt with at such meeting requires a proposal, a presentation document or a report by the Board of Directors.

Holders of ordinary shares are entitled to attend and vote at ordinary and extraordinary stockholders’ meetings. Each holder is entitled to cast one vote for each ordinary share held. Votes may be cast personally or by proxy, in accordance with applicable Italian regulation. However, the voting rights of ordinary shares held in breach of applicable law may in some cases not be exercised.

Ordinary stockholders’ meetings must be convened at least once a year to approve the annual financial statements of Luxottica Group S.p.A. Our By-laws provide that the meeting for the approval of the financial statements can be convened within the time specified by the law in force from time to time.

At ordinary stockholders’ meetings, stockholders resolve upon dividend distribution, if any, appoint the Directors, Statutory Auditors and external auditors, determine their remuneration and vote on business matters submitted by the Directors.

The quorum required, in person or by proxy, for an ordinary meeting, upon first notice is at least 50 percent of the total number of issued and outstanding ordinary shares, while on second call there is no quorum requirement. Resolutions at ordinary meetings may be adopted, in first and second calls, by a simple majority of ordinary shares represented at such meeting.

To the extent provided by law, stockholders who represent at least 1/40 of the share capital issued and outstanding may request, within five days from the publication of the agenda, a supplement of the agenda provided that the request contains a summary of the matters to be discussed.

The Board of Directors, composed, in accordance with the By-laws, of not less than five and not more than 15 directors, shall be appointed by the stockholders at the ordinary meeting on the basis of lists presented by stockholders pursuant to the procedures indicated below.

A list for the appointment of directors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the percentage established by Consob pursuant to article 147 ter subparagraph 1 Legislative Decree 58/98. For 2009, the percentage established by Consob for Luxottica was equal to 1%. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list. The lists shall set forth not more than fifteen candidates, listed in descending numerical order.

Pursuant to article 147ter, subparagraph 4, legislative decree no. 58/1998, at least one director, or in the event the Board is composed of more than seven members, then at least two directors, must fulfill the necessary requirements to be considered ‘‘independent’’ in accordance with article 147ter (hereinafter ‘‘147ter Independent Director’’).

The lists, signed by the stockholder or stockholders submitting them, together with the professional resumes of the candidates, shall be filed at the registered office of the Company at least 15 days prior to the first call for an ordinary meeting, together with a certification from which title to the interest in the ordinary shares can be confirmed. Within the same time period mentioned above, each candidate shall file a statement declaring that he/she accepts his/her candidacy, confirming, under his/her own responsibility, that there are no grounds in accordance with law or regulation for his/her ineligibility or incompatibility and that he/she meets any requirements prescribed in the respective lists.

Each list shall contain, and expressly name within the first seven candidates named in the list, at least one 147ter Independent Director, and if the list is composed of more than seven candidates, such list shall contain and expressly name a second 147ter Independent Director. If appropriate, each list may also expressly name directors having the requirements of independence as provided for by the codes of conduct established by companies managing regulated markets or industry associations.

No candidate may appear on more than one list.

At the end of voting, the candidates from the two lists that have obtained the highest number of votes will be elected, according to the following criteria:

(a)      all members of the Board, up to the number of members of the Board previously determined by the ordinary meeting less one, will be elected from the list which obtains the most votes (hereinafter, the ‘‘Majority List’’).

Such candidates will be appointed in the numerical order they appear on the list.

(b)         One director shall be the candidate listed first on the list that has obtained the second highest number of votes and who is not related to or affiliated with, directly or indirectly, the stockholders who have presented or voted for the Majority List (hereinafter, the ‘‘Minority List’’). However, if, for a board composed of no more than seven members, a 147ter Independent Director is not elected from the Majority List or, in the event the board is composed of more than seven members, only one 147ter Independent Director has been appointed, then the first 147ter Independent Director indicated in the Minority List shall be elected instead of the first candidate indicated in the Minority List.

The lists that do not obtain a percentage of votes at least equal to half of that required for the presentation of the list of candidates shall not be considered.

The first candidate listed on the Majority List will be appointed as Chairman of the Board of Directors.

In the event of a tie with respect to the top two lists, the ordinary meeting will proceed to take a new vote on only the top two lists.

If only one list is submitted, the ordinary meeting will cast its votes on it and, if the list receives a simple majority of votes, the candidates listed in descending numerical order will be elected as directors, until the requisite number, as determined by the ordinary meeting, is reached, subject to the obligation of the ordinary meeting to appoint a minimum number of 147ter Independent Directors. The candidate listed first on the Majority List will be elected as Chairman of the Board of Directors.

If there are no lists, the Board of Directors will be appointed by the ordinary meeting with such majorities as required by law.

The Board of Statutory Auditors, composed, in accordance with the By-laws, of three regular auditors and two alternate auditors, shall be appointed by the stockholders at the ordinary meeting on the basis of lists presented by stockholders pursuant to the procedures indicated below.

The appointment of one regular Statutory Auditor, as Chairman, and of one alternate Statutory Auditor shall be reserved for the stockholders who presented or voted the Minority List, who must not be related, directly or indirectly, to the stockholders who presented or voted the Majority List.

Pursuant to article 27 of our By-laws a list for the appointment of statutory Auditors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the one established by Consob pursuant to article 147-ter, subparagraph 1, of legislative decree 58/98. For 2009, the percentage established by Consob for Luxottica was equal to 1%.

The lists shall be filed at the registered office of the Company at least fifteen days prior to the stockholders’ meeting called for the appointment of the Statutory Auditors.

The lists shall indicate the name of one or more candidates to be appointed as regular Auditors and alternate Auditors.

The name of each candidate shall be marked in a descending numerical order in each section (section of regular Auditors and section of alternate Auditors) and the candidates listed shall not be more than the members of the body to be appointed.

The lists shall also include the following:

(i) information related to the identity of the stockholders who have filed the list, indicating the percentage of their combined shareholding and documents giving evidence of the lawful title of their shareholding;

(ii) representations of stockholders different from the ones who hold, separately or jointly, a controlling interest or a simple majority interest in the share capital of the Company, stating the lack of affiliation as per section 114quinquies of Regolamento Emittenti; and

(iii) detailed information on personal and professional qualifications of each candidate as well as a declaration by the candidate confirming the existence of the qualifications required by law, the acceptance of the office together with such candidate’s administration and control offices held in other companies.

In the event that only one list is submitted or only lists by related-party stockholders as determined by applicable law, are submitted as of the last day provided for the presentation of such lists, it is possible to present a list until the fifth day following such date. In such case the above share interest thresholds providing for the presentation of the lists shall be reduced by half.

A stockholder cannot submit and vote for more than one list, including through third parties or by means of trust companies. Stockholders belonging to the same group and stockholders signing a stockholders’ agreement regarding the shares of the listed company shall not present or vote for more than one list including through third parties or by means of trust companies. Each candidate shall present only one list subject to ineligibility.

The appointment of the statutory auditors shall occur according to the following criteria:

(i) two regular auditors and one alternate auditor shall be taken from the list which has obtained the highest number of votes (hereinafter the “Majority List”), on the basis of the descending numerical order by which the candidates are listed; and

(ii) one regular auditor, who will also be the Chairman of the Board of the Statutory Auditors (hereinafter the “Minority Statutory Auditor”), and one alternate auditor (hereinafter the “Alternate Minority Statutory Auditor”) shall be taken from the list which has obtained the second highest number of votes and which shall not be related to or connected with, in any manner, the stockholders who have presented or voted for the Majority List pursuant to applicable law (hereinafter the “Minority List”) on the basis of the descending numerical order by which the candidates are listed. In case of an equal number of votes among the lists, the list presented by the stockholders holding the higher shareholding interests at the time of filing, or in second instance, the list presented by the stockholders who owned the higher number of stockholders’ interests shall prevail.

If only one list is submitted, the ordinary meeting shall vote on it and, if the same list obtains the majority of the voting persons, without including those abstaining from voting, all the candidates included in such list shall be appointed. In such case the Chairman of the Board of the Statutory Auditors shall be the first regular statutory auditor.

Extraordinary meetings of stockholders may be called to vote upon, among other things, proposed amendments to the By-laws, capital increases, mergers, spin-offs, issuance of debentures, appointment of receivers and similar extraordinary actions. Extraordinary stockholders’ meetings shall be properly convened when, in the case of the first meeting, stockholders representing at least one-half of our share capital are present at the meeting, and in the case of the second and third (and any subsequent) meetings, stockholders representing, respectively, more than one-third and one-fifth of our share capital are present at the meeting. Resolutions are adopted on first, second and third call of extraordinary stockholders meetings with the affirmative vote of holders of at least two-thirds of the shares represented at the meeting.

Pursuant to our By-laws, subject to the concurrent competence of the extraordinary meeting of stockholders, the Board also has the authority over resolutions in connection with mergers and demergers in accordance with Articles 2505 and 2505-bis and 2506-ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be authorized to represent the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the By-laws to comply with legal requirements, or the transfer of the principal place of business within the national territory.

The meeting notice period of 30 days is reduced to, respectively, 20 days with respect to meetings convened at the request of minority stockholders and meetings convened to resolve upon Luxottica Group S.p.A.’s dissolution, and 15 days for meetings convened pending a public tender offer launched with respect to our ordinary shares. The notice may specify a date for a second meeting in the event that a quorum is not obtained at the first meeting. Notice of any subsequent meeting that must be held within 30 days from the previously adjourned meeting, must be published at least eight days prior to the date of the meeting. In addition, a meeting will be deemed duly convened if stockholders representing 100 percent of Luxottica Group S.p.A.’s share capital, together with a majority of the members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting.

To attend any stockholders’ meeting, a holder of ordinary shares must, at least two business days prior to the date fixed for the meeting, deposit a certified statement of account specifying its ownership of the ordinary shares at our offices or with such agent banks as may be specified in the notice of meeting in exchange for an admission ticket and proxy form for the meeting. Such statements may be obtained by beneficial owners of the ordinary shares through the intermediaries associated with Monte Titoli (or such authorized centralized securities custody and administration system with which their accounts are held). Alternatively, beneficial owners may instruct the relevant intermediary to procure the admission tickets and proxy forms.

Stockholders may appoint proxies by completing the form attached to the admission ticket. Directors, Statutory Auditors, external auditors or our employees as well as employees of companies controlled by us may not vote as proxies for stockholders and any one proxy cannot represent more than 200 stockholders of Luxottica Group S.p.A.

Pursuant to legislative decree n. 58/98, proxies may be solicited by an intermediary (for example, banks or investment firms) on behalf of a qualified soliciting stakeholder (generally, one or more stockholders who own at least one percent or such lesser percentage determined by Consob) of our voting capital and who has been registered in our stockholders’ register as a holder of such shares for at least six months.

Proxies may be collected by a stockholders’ association provided that such association has been formed by certified private agreement, does not carry out business activities and is made up of at least 50 individuals each of whom owns no more than 0.1 percent of our voting capital. Members of the stockholders’ association may, but are not obliged to grant proxies to the legal representative of the association and proxies may be granted in respect of only certain of the matters to be discussed at the relevant stockholders’ meeting. The association may vote in different ways in compliance with the instructions expressed by each member who has granted a proxy to the association. Consob has established by implementing regulations provisions that govern the transparency and the proper performance of the solicitation and collection of proxies.

Our By-laws do not contain any limitations on the voting rights in respect of ordinary shares held by any stockholder. Resolutions adopted at a stockholders’ meeting are binding on all stockholders. However, each absent, dissenting or abstaining stockholder (as well as any Director or Statutory Auditor) has the right, under Italian law, to ask a court to annul resolutions taken in violation of applicable laws or the By-laws. In addition, in a limited number of cases (including the merger of a listed company with, and its incorporation into, an unlisted company) applicable law grants dissenting and absent stockholders the right to obtain the redemption of their shares by the issuer at the average market price of the shares during the previous six-month period. A redemption can be effected either by utilizing the available reserves of the issuer (in which case the shares may be held and registered in the name of the issuer) or alternatively by a reduction of share capital of the issuer.

Option Rights

Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such option rights are waived or limited by a stockholders’ resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares and such waiver or limitation is in the interest of Luxottica Group S.p.A. Particular Italian regulations set forth the procedures to be followed by Italian listed companies in such circumstances.

It is likely that the option rights generally available to holders of ordinary shares may not be fully available to holders of ADRs. See “ —Description of American Depositary Receipts—Share Dividends and Other Distributions.”

Pursuant to Decree n. 58/98, in the event that: (i) the newly issued shares are offered for subscription to our employees or employees of our subsidiaries; and (ii) the new shares to be issued by us for subscription by the aforementioned parties do not exceed one percent of our share capital, the resolution excluding option rights is to be approved by stockholders representing the majority required for extraordinary meetings.

Pursuant to Italian law, such option rights may be eliminated in certain other cases including contributions in kind.

Preferential Shares

Under Italian law, a company such as ours may issue shares that have a preference over ordinary shares with respect to the distribution of dividends or surplus assets. At present, we have no such preferential shares outstanding and any issuance of such shares would be subject to approval by a majority of stockholders.

Rights on Liquidation

On a liquidation or winding-up of the company, subject to the preferential rights of holders of any outstanding preferential shares, holders of ordinary shares will be entitled to participate in any surplus assets remaining after payment of the creditors. Shares rank pari passu among themselves in liquidation.

Purchase of Shares by Luxottica Group S.p.A.

We and our subsidiaries may purchase up to an aggregate of ten percent of our ordinary shares, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by stockholders. Shares may only be purchased out of profits available for dividends and distributable reserves as appearing in the latest stockholder-approved unconsolidated financial statements. Further, we may only repurchase fully paid shares. As long as such shares are owned by us, they would not be entitled to dividends nor to subscribe for new ordinary shares in the case of capital increases, and their voting rights would be suspended. A corresponding reserve must be created in our balance sheet which is not available for distribution.

Decree n. 58/98 provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiary must take place by way of a public offer or on the market in a manner agreed with Borsa Italiana S.p.A. which must ensure the equality of treatment among stockholders, subject to certain limitations. The foregoing does not apply to shares being purchased by a listed company from its employees or employees of its parent company or subsidiaries under certain circumstances.

The ordinary meeting of stockholders on May 13, 2008 approved a program authorizing the repurchase and disposal of up to a maximum of 18,500,000 Luxottica Group ordinary shares over the 18-month period following such date, for a maximum cost of up to Euro 370,000,000. As of May 31, 2009, there have been no repurchases under this program.

Minority Stockholders’ Rights

An absent or dissenting stockholder (representing 1/1000 of the share capital of the Company) may, within three months, ask a court to annul stockholders’ resolutions taken in violation of applicable laws or our By-laws. Any stockholders may bring to the attention of the Board of Statutory Auditors facts or acts which are deemed wrongful. If such stockholders represent more than 1/50 percent of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the stockholders’ meeting.

Stockholders representing more than 1/20 of our share capital have the right to report major irregularities to the relevant court. In addition, stockholders representing at least 1/40 of our share capital may initiate a liability suit against the directors, Statutory Auditors and general managers of Luxottica Group S.p.A. We may waive or settle the suit only if less than five percent of the stockholders vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and (i) the court does not award such costs against the relevant directors, Statutory Auditors or general managers, or (ii) such costs cannot be recovered from such directors, Statutory Auditors or general managers. In compliance with decree n. 58/98, our By-laws give minority stockholders the right to appoint directors and one Statutory Auditor as chairman and one Alternate Auditor to the Board of Statutory Auditors. See Item 6—“Directors, Senior Management and Employees—Directors and Senior Management.”

Italian Tender Offer Rules

Under legislative decree n. 58/98, a public tender offer is required to be launched by any person that through share purchases holds more than 30 percent of the voting stock of an Italian listed company. The public tender offer must cover the whole voting stock of the company. Similarly, under Consob rules, a public tender for the entire voting stock of a listed company must be made by any person owning more than a 30 percent interest in the voting securities of a company (but does not exercise majority voting rights at an ordinary stockholders’ meeting) and purchases or acquires, directly or indirectly, also through the exercise of subscription or conversion rights, during a 12-month period more than five percent of the ordinary capital with voting rights. The offer must be launched within 20 days from the date on which the relevant threshold was exceeded, and must be made at a price for each class of securities at least equal to the highest price paid by the offeror and/or by its concert parties for the purchase of the relevant class of the target company’s securities over a 12-month period preceding the announcement of the compulsory bid. If no purchases for value of the relevant class of securities have been made in the relevant period, the offer price will be equal to the weighted average market price of the target securities over the previous 12 months (or, if a market price for the relevant class of securities has not been available for the whole of this period, over such shorter period for which a market price has been available).

Consob regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others: (i) when another person or persons jointly control the company; (ii) when a party exceeds the threshold as a result of shares transferred to it by a related party; and (iii) when the threshold is exceeded by a party following the exercise of pre-emption or conversion rights to which such party was entitled. Article 107 of the legislative decree further provides that the acquisition of an interest above 30 percent of the voting stock of a company does not trigger the obligation to launch a 100 percent tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60 percent or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the stockholders of the company (excluding, for the purpose of calculating such majority, the offeror or any stockholder that holds an absolute or relative majority shareholding exceeding ten percent as well as the offeror’s subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a stockholders’ agreement (together, “persons or entities acting in concert with the offeror”)), (ii) if the offeror (including the persons or entities acting in concert with the offeror) has not acquired more than one percent of the voting stock of the company in the preceding 12 months and during the offer period and (iii) upon receipt of an exemption granted by Consob provided that the terms of (i) and (ii) have complied with Consob rules that a mandatory bid need not be made. However, after the offer has been completed the offeror nevertheless becomes subject to the duty to launch an offer for 100 percent of the voting stock if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than one percent of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90 percent or more of the voting stock of a company must grant to all other stockholders the right to sell off their remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of three months. Moreover, any person who, following a tender offer for 100 percent of the voting stock, purchases more than 95 percent of the voting stock: (i) must grant to all other stockholders the right to sell their voting shares or (ii) alternatively, and provided that it has stated its intention to do so in the offering documentation, is entitled to acquire all remaining voting shares of the company (squeeze-out) within three months following the conclusion of the tender offer. Shares held in breach of these rules cannot be voted and must be sold within 12 months.

Derivative Suits

Under Italian law, action against members of the Board of Directors, members of the Board of Statutory Auditors and General Managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of stockholders. In respect of listed companies, Italian law provides for a form of stockholders’ action against members of a board of directors, which may be brought by holders of at least 1/40 of the outstanding shares. We are allowed not to commence, or to settle, the suit provided that stockholders representing at least five percent of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and (i) the court does not award these costs as part of the judgment against the relevant directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such directors, Statutory Auditors or general managers. In addition, Italian law permits a stockholder acting alone to bring an action against members of a board of directors in the event that such stockholder has suffered damages directly related to negligence or willful misconduct.

No Limitation of Ownership

Neither Italian law nor any of our constituent documents impose any limitations on the right of non-resident or foreign stockholders to hold or exercise voting rights on our ordinary shares or the ADSs.

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

Material Contracts

The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since June 30, 2007 and, as of the date of this annual report, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

Contracts Relating to the Company’s Indebtedness

For a discussion of our material credit agreements and financings entered into since June 24, 2007, see “– The U.S.$1,500 Million Credit Facility, U.S.$500 Million Bridge Loan and Related Interest Rate Swaps”, “– The Euro 250 Million Revolving Credit Facility” and “– The U.S.$275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings” in Item 5 – “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Our Indebtedness.”

Luxottica Group S.p.A. 2008 Performance Shares Plan

In May 2008, a performance shares plan for the top managers of the Company and other companies directly or indirectly controlled by the Company to be identified by the Board was adopted. For further information on this plan, see Item 6—“Directors, Senior Management and Employees—Share Ownership.”

Merger Agreement with Oakley

On June 20, 2007, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oakley and Norma Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica formed for the purpose of effecting the transactions contemplated by the Merger Agreement, pursuant to which we acquired all of the outstanding equity interests of Oakley. Pursuant to the Merger Agreement, Norma Acquisition Corp. was merged with and into Oakley with Oakley surviving as an indirect wholly-owned subsidiary of Luxottica. At the effective time of the merger, each outstanding share of Oakley’s common stock was converted into the right to receive U.S.$29.30 per share in cash without interest, and each outstanding option was converted into the right to receive U.S.$29.30 per share in cash less the applicable exercise price of such option for each share of common stock underlying such option. The transaction closed on November 14, 2007.

Non-Competition Agreement with Oakley and Jim Jannard

Concurrently with the execution of the Merger Agreement, we entered into a Non-Competition Agreement (the “Non-Competition Agreement”) with Oakley, Norma Acquisition Corp. and Jim Jannard, the founder and majority stockholder of Oakley, pursuant to which Mr. Jannard agreed to not participate, directly or indirectly, in specified activities considered to be in competition with Oakley or any of its subsidiaries for a period of five years, subject to certain exceptions.

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

Article 49 of the Decree 231/2007 provides that transfers of cash, bearer bank or postal passbooks, in Euro or foreign currency, effected for any reason between different parties (resident or non-resident), are forbidden when the total amount is equal to or greater than Euro 12,500. The transfer may only be executed through banks, electronic money institutions and “Poste Italiane S.p.A.” (Italian Mail) (collectively, the “Authorised Operators”). Within 30 days of their knowledge, the Authorised Operators must promptly notify the Ministry of Finance of any breach of the provisions set out in Art. 49 of Decree 231/2007.

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

Individuals, non-profit entities and certain partnerships that are resident in Italy must disclose on their annual tax declarations all investments held outside Italy and foreign financial assets held at the end of a taxable period through which foreign source income taxable in Italy may be derived as well as the total amount of transfers effected during a taxable period to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer owned such foreign investments or financial assets. No such disclosure is required if the total value of the foreign investments and financial assets held at the end of a taxable period and the total amount of the related transfers effected during the taxable period are not greater than Euro 10,000 in the aggregate. In addition, no such disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporations and commercial partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

This discussion is based on the tax laws of Italy and of the United States, including the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the currently applicable Convention Between the United States of America and Italy for the Avoidance of Double Taxation with respect to Taxes on Income and the Prevention of Fraud or Fiscal Evasion (the “Treaty”) and the Convention Between the United States of America and the Italian Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates and Inheritances (the “Estate Tax Convention”). These laws are subject to change, possibly on a retroactive basis that could affect the tax consequences described below. A new tax treaty and protocol between Italy and the United States (collectively, the “New Treaty”) to replace the current Treaty was signed on August 25, 1999, and ratified by Italy pursuant to Law 3 March 2009, No. 20, but is not yet in effect. The New Treaty includes an anti-abuse provision and a provision limiting treaty benefits to individuals, qualified governmental entities, companies that are publicly traded or that satisfy certain share ownership requirements, certain pension plans and other tax-exempt entities, and certain other persons meeting prescribed anti-treaty shopping requirements.

The New Treaty also clarifies the availability of treaty benefits to entities that are treated as fiscally transparent under United States or Italian law.

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

Italian Tax Law

Withholding or Substitute Tax on Dividends. In general, dividends paid by Italian corporations to non-Italian resident beneficial owners without a permanent establishment in Italy to which ordinary shares or ADSs are effectively connected, are subject to final Italian withholding tax (or substitute tax, in the case of dividends on underlying shares listed on the Milan Stock Exchange) at the rate of 27 percent, unless reduced by an applicable double taxation treaty or Italian domestic legislation. Reduced rates (normally 15 percent) of withholding tax (or substitute tax) on dividends apply to non-Italian resident beneficial owners of ordinary shares or ADSs who are entitled to and timely comply with procedures for claiming benefits under an applicable income tax treaty entered into by Italy. Italy has concluded income tax treaties with over 60 foreign countries, including all European Union member states, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and East Asia. It should be noted that in general the income tax treaties are not applicable if the beneficial owner is a tax-exempt entity or, with a few exceptions, a partnership or a trust.

Under the Treaty, Italian withholding tax (or substitute tax) at a reduced rate of 15 percent will generally apply to dividends paid by an Italian corporation to a U.S. resident entitled to Treaty benefits who timely complies with the procedures for claiming such benefits, provided the dividends are not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or with a fixed base in Italy through which the U.S. resident performs independent personal services. The foregoing generally applicable treatment will not be changed by the dividend article of the New Treaty.

The Italian budget bill for 2008, enacted on December 24, 2007 under Law No. 244, provides for the application of a reduced 1.375% withholding tax or substitute tax on dividends paid by an Italian corporation out of profits accrued from January 1, 2008 (for entities ending their tax year on December 31) to non-resident beneficiary entities (i) subject to corporate taxation and (ii) resident in an EU Member State or in other states (excluding the United States) which adhere to the “Accordo sullo spazio economico europeo,” which are included in an ad hoc “white list” still to be released with a proper decree. Provisional disposals provide that, in the meantime, reference is to be made to the Decree dated September 4, 1996, which reports the list of countries allowing an adequate exchange of information with the Italian tax authority.

Under Italian law, in general, shares of Italian companies listed on the Milan Stock Exchange have to be registered in the centralized deposit system managed by Monte Titoli. Dividends paid on shares held in the Monte Titoli system (including our shares and our ADSs) to non-Italian beneficial owners without a permanent establishment in Italy are subject to a substitute tax on the same conditions and at the same rate as the withholding tax mentioned above, but which may be reduced under an applicable double-taxation treaty. This substitute tax will be levied by the Italian authorized intermediary that participates in the Monte Titoli system and with which the securities are deposited, as well as by non-Italian authorized intermediaries participating in the Monte Titoli system (directly or through a non-Italian centralized deposit system participating in the Monte Titoli system), through a fiscal representative to be appointed in Italy.

Since the ordinary shares of Luxottica Group S.p.A. are registered in the centralized deposit system managed by Monte Titoli, the substitute tax regime will apply to dividends paid by Luxottica Group S.p.A., instead of the withholding tax regime.

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

As an alternative to the application of the more favorable treaty rate of substitute tax on dividends or where an income tax treaty does not apply, and except for entities that benefit from the above-mentioned 1.375 percent substitute tax, under domestic Italian law non-resident stockholders can claim a refund of an amount up to four-ninths of the 27 percent substitute tax on dividend income from Italian tax authorities provided that (i) they implement an ad hoc refund procedure in accordance with the terms and conditions established by law, and (ii) they provide evidence that this dividend income was subject to income tax in their country of residence in an amount at least equal to the total refund claimed. Beneficial owners of ordinary shares or ADSs should contact their tax advisors concerning the possible availability of these refunds, the payment of which is normally subject to extensive delays.

Distributions of newly issued ordinary shares to beneficial owners with respect to their shares or ADSs that are made as part of a pro rata distribution to all stockholders based on a gratuitous increase of the share capital through transfer of reserves or other provisions to share capital generally will not be subject to Italian tax. However, distributions of dividends in kind will be subject to withholding tax.

Tax on Capital Gains. Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non-Italian resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected may be subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADSs and/or rights) disposed of is “qualified” or “non-qualified.” The disposal of a “qualified” shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a stockholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than five percent of the share capital or two percent of the shares with voting rights at an ordinary stockholders’ meeting of the corporation and (ii) in any twelve-month period following the date the ownership test under (i) is met, such stockholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non-Italian resident stockholders upon disposal of a “non-qualified” shareholding, are in principle subject in Italy to a capital gain tax (“CGT”) at 12.5 percent. However, an exemption from CGT is provided for gains realized by non-Italian resident stockholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of “non-qualified” shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non-Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration that they are not resident in Italy for tax purposes, in order to benefit from this exemption, in the case that the “risparmio amministrato” (non-discretionary investment portfolio) or “risparmio gestito” (discretionary investment portfolio) regime, respectively, provided for by arts. 6 and 7 of Italian Legislative Decree 21 November 1997, No. 461 applies to them. Upon disposal of a “qualified” shareholding, non-Italian resident stockholders are in principle subject to Italian ordinary taxation on 49.72 percent of the capital gain realized starting from January 1, 2009.

The above is subject to any provisions of an applicable income tax treaty entered into by the Republic of Italy, if the income tax treaty provisions are more favorable. The majority of double tax treaties entered into by Italy, in accordance with the OECD Model tax convention, provide that capital gains realized from the disposition of Italian securities are subject to taxation only in the country of residence of the seller. Therefore, the capital gains realized by a non-Italian resident entitled to the benefits of a treaty entered into by Italy in accordance with the OECD Model in respect of taxation of capital gains from the disposition of Italian securities will not be subject to Italian taxation on such capital gains, regardless of whether the shareholding disposed of is qualified or non-qualified. Non-Italian residents who dispose of shares or ADSs may be required to timely provide appropriate documentation establishing that the conditions of non-taxability of capital gains realized pursuant to the applicable income tax treaties have been satisfied (including a certificate of tax residence issued by the competent foreign tax authorities), in the case that the “risparmio amministrato” (non-discretionary investment portfolio) or “risparmio gestito” (discretionary investment portfolio) regime, respectively, provided for by arts. 6 and 7 of Italian Legislative Decree 21 November 1997, No. 461 applies to them.

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

The above-described regime may be superseded by the provisions of the double taxation treaties in respect of taxes on estates and inheritances entered into by Italy, if more favorable and where applicable.

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

Certain dividends received by non-corporate U.S. holders in taxable years beginning before January 1, 2011 in respect of ordinary shares or ADSs will be taxed at the rate applicable to long-term capital gains (generally at a maximum income tax rate of 15 percent) if the dividends are “qualified dividends.” This reduced income tax rate is only applicable to dividends paid by U.S. corporations and “qualified foreign corporations” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate stockholder such as an individual) for a minimum holding period (generally, more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a “qualified foreign corporation” and that dividends paid by us to individual U.S. holders of ordinary shares held for the minimum holding period should thus be eligible for the reduced income tax rate. See “—Passive Foreign Investment Company Considerations” for a discussion of certain restrictions on “qualified foreign corporation” status. Non-corporate U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Considerations. A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75 percent of its gross income is “passive income,” or (b) the average percentage of the gross value of its assets that produce “passive income” or are held for the production of passive income is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special “look-through” rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest. Where the “look-through” rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25 percent-owned subsidiary as well as dividends and interest received from such a 25 percent-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2008. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in “—Taxation of Dividends”), and our dividends would not be eligible for the reduced 15 percent U.S. income tax rate.

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

We furnish Deutsche Bank Trust Company Americas, as depositary with respect to the ADSs, with annual reports in English (or a translation or summary in English of the Italian reports), which include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We also furnish Deutsche Bank Trust Company Americas with quarterly reports in English (or a translation or summary in English of the Italian reports) that include unaudited interim financial information prepared in conformity with U.S. GAAP. If requested by us, Deutsche Bank

Trust Company Americas arranges for the mailing of such reports to registered holders of ADSs. We also furnish to Deutsche Bank Trust Company Americas, in English, all notices of stockholders’ meetings and other reports and communications that are made generally available to our stockholders. To the extent permitted by law, Deutsche Bank Trust Company Americas makes such notices, reports and communications available to holders of ADSs in such manner as we request and mails to holders of ADSs a notice containing the information (or a summary thereof in a form provided by us) contained in any notice of a stockholders’ meeting received by Deutsche Bank Trust Company Americas. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

At December 31, 2008 and 2007, our interest rate sensitivity was limited to the amount of our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities.

Included in this amount are:

•                  Tranche B and Tranche C borrowings on our subsequently amended credit facility with a group of banks, of Euro 1,130 million and U.S.$325 million (of which Euro 677.9 million and Euro 567.4 million were borrowed under Tranche C as of December 31, 2008 and 2007, respectively, and U.S.$325 million was borrowed under Tranche B as of December 31, 2008). However, in 2007, we entered into interest rate swaps to effectively hedge the floating rate to a fixed rate for Tranche B. As of December 31, 2008, this credit facility bore interest at EURIBOR on Euro-denominated loans and LIBOR on U.S.$-denominated loans, plus a margin between 0.20 and 0.40 percent based on the Net Debt/ EBITDA ratio as defined in the agreement (3.397 percent on Tranche C for amounts borrowed in Euro and 1.189 percent for amounts borrowed in U.S.$ as of December 31, 2008).

•                  Our Euro 150 million credit facility, of which Euro 150 million was borrowed as of December 31, 2008. This credit facility accrues interest at EURIBOR plus 0.375 percent (3.604 percent as of December 31, 2008).

•                  Our Euro 250 million credit facility, of which Euro 250.0 million was borrowed as of December 31, 2008. This credit facility accrues interest at EURIBOR plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (3.741 percent as of December 31, 2008).

•                  Our Tranche D U.S.$1.0 billion credit facility, of which U.S.$1.0 billion was borrowed as of December 31, 2008 (unchanged from 2007). This credit facility accrues interest at LIBOR plus a margin between 0.20 and 0.40 percent based on the Net Debt/EBITDA ratio as defined in the agreement (1.545 percent as of December 31, 2008). However, in 2008, we entered into interest rate swaps for a notional amount of U.S. $500 million that effectively hedge the floating rate to a fixed rate for a portion of Tranche D.

Additionally, in 2003 we issued U.S.$300 million of fixed rate senior unsecured guaranteed notes in three series (Series A, B and C). We immediately entered into three interest rate swaps to hedge such series of notes, thereby effectively changing the fixed rate to a variable rate of six-month LIBOR plus a spread of 0.6575 percent or 0.73 percent depending on the series. These swaps were terminated by a payment to the bank in December 2005, and we will amortize the final fair value adjustment to the debt as an adjustment to the fixed-rate yield over the remaining life of the debt. This has effectively increased our fixed rate on such Series A, B and C notes to 5.64 percent, 5.99 percent and 5.44 percent, respectively.

However, the effect of a ten percent change in interest rates (upward or downward) at December 31, 2008 and 2007, would not have had a material effect on our future annual pretax earnings and cash flows. This was calculated by us, based on our expected future pretax earning and cash flows with an interest rate adjustment of ten percent above and below the rates in effect as of December 31, 2008 and 2007. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S.$-denominated activities, we used an exchange rate of Euro 1.00 = U.S.$1.30 and Euro 1.00 = U.S.$1.45 as of December 31, 2008 and 2007, respectively.

We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have 35 interest rate derivatives outstanding as of December 31, 2008:

•                  In June 2005, the Company entered into nine interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 405 million, which began to decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps expired quarterly beginning in June 2007 and ending in June 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—The Amended Euro 1,130 Million and U.S.$325 Million Credit Facility and Related Interest Rate Swaps.” The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.565 percent per annum.

•                  In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million, which began to decrease by Euro 30 million every six months starting on March 30, 2007 (“Intesa OPSM Swaps”). These swaps expired on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness— The Euro 200 Million Credit Facility with Banca Intesa and Related Interest Rate Swaps.”

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

•                  During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S.$500 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Tranche E of the credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness— The U.S.$1,500 Million Credit Facility, U.S.$500 Million Bridge Loan and Related Interest Rate Swaps.”  The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

•                  During the fourth quarter of 2008, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks, which will start to decrease by U.S.$50.0 million every three months beginning on April 12, 2011 (“Tranche D Swaps”). These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Tranche D of the credit facility discussed above. See Item 5— “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Our Indebtedness — The U.S. $1,500.0 Million Credit Facility, U.S.$ 500.0 Million Bridge Loan and Related Interest Rate Swaps.” The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum.

Foreign Exchange Sensitivity

Our manufacturing subsidiaries are mainly located in Italy and our sales and distribution facilities are maintained worldwide. With the acquisition of Oakley, we also now have manufacturing facilities in the U.S. that will be distributing their products worldwide.  As such, we are vulnerable to foreign currency exchange rate fluctuations in two principal areas:

1.                                            We incur most of our manufacturing costs in Euro or Chinese Yuan and we receive a significant portion of our revenues in other currencies (which we refer to as Economic Risk); and

2.                                            Differences between the functional currency of certain subsidiaries and the Euro as the reporting currency (which we refer to as Translation Risk).

Economic Risk.  A strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products manufactured in Italy and/or reduce our gross margins. However, our newly acquired Oakley manufacturing facilities in the U.S. have offset these reduced margins as we expand Oakley’s sales in Euro-denominated countries.  We expect that the weakening of the Euro will have the reverse effect.  In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

Effective January 1, 2001, we adopted SFAS No. 133, as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires that all derivatives, whether designated as a hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income in the consolidated statement of stockholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as a hedge, changes in fair value are recognized in operations.

From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2008, we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 180 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

Translation Risk. A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2008 and 2007, and is not meant to be a tabular disclosure of market risk:

2008	U.S. Dollars	Euro	Other	Total
Revenues	59.0%	19.3%	21.7%	100%
Operating expenses	57.4%	26.8%	15.8%	100%

2007	U.S. Dollars	Euro	Other	Total
Revenues	61.2%	20.6%	18.2%	100%
Operating expenses	54.8%	30.1%	15.1%	100%

Because a large portion of our revenues and expenses are denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a ten percent weakening of the U.S.$ against the Euro as compared to the actual 2008 and 2007 average exchange rate between the U.S.$ and Euro would have been a decrease in income before taxes of Euro 36 million and of Euro 67 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based upon that evaluation, our principal executive officer and our principal financial officer have concluded that the design and operation of our disclosure controls and procedures provide reasonable assurance that, as of December 31, 2008, the disclosure controls and procedures are effective.

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

On July 31, 2008, we and Ruleplan Limited, a company unaffiliated with us, exchanged all of the ordinary shares in Optika Holdings Limited, or OHL, for ordinary shares of our subsidiary, Sunglass Hut UK Ltd., or SGH UK. The fair value of the shares of SGH UK issued to Ruleplan Limited for this transaction was approximately Euro 22.1 million (approximately GBP 17.5 million). As of year end, OHL was a separate control environment. OHL was excluded from management’s report on internal controls over financial reporting, as permitted by SEC guidance, for the year ended December 31, 2008.  OHL was not material to the Company’s consolidated results of operations for fiscal year 2008 or to the Company’s consolidated balance sheet as of December 31, 2008.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

Our independent registered public accounting firm has audited and issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2008, which appears in Item 18 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that a member of our Board of Statutory Auditors, Alberto Giussani, appointed on April 29, 2009, qualifies as an “audit committee financial expert,” as defined in the SEC rules, and is “independent,” as defined in such rules. Prior to April 29, 2009, Marco Reboa was our “audit committee financial expert.” The Board of Statutory Auditors has been designated by our Board of Directors as the appropriate body to act as our “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. See Item 6—“Directors, Senior Management and Employees—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange—Board Committees.”

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

In accordance with Italian law, we adopted a Procedure for Handling Privileged Information, updated in March 2008, in order to ensure that material non-public information is promptly and adequately disclosed to the public and in compliance with the fundamental principles of transparency and truthfulness. We also adopted an Internal Dealing Procedure in order to comply with certain regulatory amendments. The procedure, updated in March 2008, governs the disclosure obligations and the limitations concerning transactions carried out on shares and other financial instruments by a “significant” person (including directors, the main stockholders of the company and the persons closely related to them).

ITEM 16C. Principal Accountant Fees and Services

Deloitte & Touche S.p.A., or Deloitte & Touche, was engaged as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2008 and 2007. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting tasks for us around the world. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Board of Statutory Auditors, all audit services for the annual audit of Luxottica Group S.p.A.’s own financial statements and for the audit of the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost.

The following table sets forth the aggregate fees paid by the Company to Deloitte & Touche for 2008 and 2007:

Thousands of Euro	2008 Fees	2007 Fees
Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	4,608	4,231
Audit related fees (including benefit plan audits and acquisition due diligence)	88	355
Tax fees (including compliance and planning)	127	605
All other fees	402	0
Total fees	5,225	5,191

Our Board of Statutory Auditors has approved all of the audit and non-audit fees of Deloitte & Touche for the year 2008 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50 percent.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

From January 1, 2008 to December 31, 2008, no purchases were made by or on behalf of the Company or any affiliated purchaser of ordinary shares or ADSs.

The ordinary meeting of stockholders on May 13, 2008 approved a program authorizing the repurchase and disposal of up to a maximum of 18,500,000 Luxottica Group ordinary shares over the 18-month period following such date, for a maximum cost of up to Euro 370,000,000. As of May 31, 2009, there have been no repurchases under this program.

ITEM 16F. Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G. Corporate Governance

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

Based on standards under the Italian Corporate Governance Policies, our Board of Directors has determined that, among its 15 members, 7 directors are independent. This number of independent directors complies with the “adequate number” of non-management directors recommended by the Italian Corporate Governance Policies. During 2008, our non-

management directors did not schedule executive sessions without management, as our Lead Independent Director, Lucio Rondelli, who served until April 29, 2009, determined that it was not necessary to convene such sessions, considering the high number of meetings of the Board of Directors and the Internal Control Committee.

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

Italian law does not require Italian listed companies to have an audit committee, but does require companies to appoint a Board of Statutory Auditors. The Board of Directors has designated the Board of Statutory Auditors as the appropriate body to act as the “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. It operates in accordance with Italian law, the Company’s By-laws and the “Regulations Governing the Duties of the Board of Statutory Auditors in accordance with U.S. Audit Committee Requirements.” The Board of Statutory Auditors has acted as the Audit Committee since the annual meeting of stockholders on June 14, 2006. Additional information regarding our Board of Statutory Auditors is set forth below.

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

The Italian Corporate Governance Policies require that Italian listed companies appoint a Compensation Committee and that a majority of this committee be comprised of independent directors, unless the reason for any non-compliance is disclosed. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers’ compensation and our stock option plans. On April 29, 2009, the Board of Directors of the Company, appointed new members of the Human Resources Committee among non-executive members of the Board, three of which were independent directors, to comply with the provisions of the amended Italian Corporate Governance Policies.

For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, as amended on March 2006, please see our annual report on corporate governance available on the company website at www.luxottica.com.

Internal Control Committee

The Italian Corporate Governance Policies also require the establishment of an Internal Control Committee. Our Internal Control Committee consists of three independent directors. The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system and the proper use of accounting principles in conjunction with our administration managers and auditors. The committee reports to the Board of Directors at least twice a year. The members of the Internal Control Committee are Mario Cattaneo, Chairman, Marco Mangiagalli and Marco Reboa, each an independent director.

Board of Statutory Auditors

Our Board of Statutory Auditors consists of three regular members and two alternate members. The Board of Statutory Auditors is appointed by our stockholders and serves for a period of three years. Italian law establishes the qualifications of candidates that may be appointed as members of the Board of Statutory Auditors. The office of Member of the Board of Statutory Auditors in a listed company pursuant to Italian law may not be assumed by any individual who holds the same position in five other listed companies. Our By-laws are required to ensure that at least one member of the Board of Statutory Auditors and one Alternate Auditor may be elected by our minority stockholders. Our By-laws comply with this requirement by providing that at least one regular member, who shall serve as Chairman of the Board of Statutory Auditors, and one alternate member may be elected by our minority stockholders in accordance with Italian law.

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

Italian law requires that listed companies annually report to their stockholders on their corporate governance system. Our Company complies with such requirement. You may find our Annual Report on Corporate Governance on our website at www.luxottica.com.

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes to conform to Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” Also, as discussed in Notes 1 and 10 to the consolidated financial statements, the Company adopted the measurement date provision and recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)” effective December 31, 2008 and December 31, 2006, respectively.

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia

Roma Torino Treviso Verona

Sede Legale: Via Tortona, 25 - 20144 Milano

Capitale Sociale: Euro 10.328.220.00 i.v.

Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560156 - R.E.A. Milano n. 1720239

Member of Deloitte Touche Tohmatsu

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milan, Italy
June 23, 2009

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUXOTTICA GROUP S.p.A.

We have audited the internal control over financial reporting of Luxottica Group S.p.A. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia

Roma Torino Treviso Verona

Sede Legale: Via Tortona, 25 - 20144 Milano

Capitale Sociale: Euro 10.328.220.00 i.v.

Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560156 - R.E.A. Milano n. 1720239

Member of Deloitte Touche Tohmatsu

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008 of the Company and our report dated June 23, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule, and included an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” effective January 1, 2007, and the Company’s adoption of the measurement date provision and recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)” effective December 31, 2008 and December 31, 2006, respectively.

Milan, Italy
June 23, 2009

LUXOTTICA GROUP SPA

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2008 AND 2007 (*)

	2008	2008	2007
	(US $/000) (1)	(EURO/000)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$401,494	€288,450	€302,894
Marketable securities	32,779	23,550	21,345
Accounts receivable - net (Less allowance for doubtful accounts, Euro 29.1 million in 2008 (US$ 40.5 million) and Euro 25.5 million in 2007	876,922	630,018	665,184
Sales and income taxes receivable	211,024	151,609	89,000
Inventories - net	794,757	570,987	575,016
Prepaid expenses and other	200,509	144,054	139,305
Deferred tax assets - net	183,601	131,907	117,853

Total current assets	2,701,086	1,940,575	1,910,597

PROPERTY, PLANT AND EQUIPMENT - net	1,629,494	1,170,698	1,057,782

OTHER ASSETS:
Goodwill	3,750,855	2,694,774	2,601,840
Intangible assets - net	1,717,647	1,234,030	1,306,117
Investments	7,659	5,503	17,668
Other assets	245,252	176,199	195,370
Deferred tax assets - net	116,150	83,447	67,891

Total other assets	5,837,562	4,193,952	4,188,887

TOTAL ASSETS	$10,168,142	€7,305,225	€7,157,266

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP See notes to the consolidated financial statements

See notes to the consolidated financial statements

LUXOTTICA GROUP SPA

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2008 AND 2007 (*)

	2008	2008	2007
	(US $/000) (1)	(EURO/000)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank overdrafts	$601,948	€432,465	€455,588
Current portion of long-term debt	398,379	286,213	792,617
Accounts payable	554,088	398,080	423,432
Accrued expenses	0
Payroll and related	183,215	131,630	132,983
Customers’ right of return	43,654	31,363	26,557
Other	360,715	259,153	308,738
Income taxes payable	25,545	18,353	19,314

Total current liabilities	2,167,544	1,557,255	2,159,229

LONG-TERM DEBT	3,506,599	2,519,289	1,926,523

LIABILITY FOR TERMINATION INDEMNITIES	77,281	55,522	56,911

DEFERRED TAX LIABILITIES - NET	325,079	233,551	248,377

OTHER LONG-TERM LIABILITIES	536,838	385,687	229,972

COMMITMENTS AND CONTINGENCIES

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	65,876	47,328	41,097

SHAREHOLDERS’ EQUITY:
Capital stock par value Euro 0.06 463,368,233 and 462,623,620 ordinary shares authorized and issued at December 31, 2008 and 2007, respectively; 456,933,447 and 456,188,834 shares outstanding at December 31, 2008 and 2007, respectively	38,698	27,802	27,757
Additional paid-in capital	419,699	301,529	277,947
Retained earnings	3,883,253	2,789,894	2,636,868
Accumulated other comprehensive loss, net of tax	(755,308)	(542,646)	(377,428)
Total	3,586,342	2,576,580	2,565,145
Less treasury shares at cost; 6,434,786 and 6,434,786 shares at December 31, 2008 and 2007, respectively	97,415	69,987	69,987
Total shareholders’ equity	3,488,927	2,506,593	2,495,158

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,168,142	€7,305,225	€7,157,266

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP SPA

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (*)

	2008	2008	2007	2006
	(US $/000) (1)		(Euro/000)

NET SALES	$7,240,123	€5,201,611	€4,966,054	€4,676,156

COST OF SALES	(2,428,735)	(1,744,907)	(1,575,618)	(1,487,700)

GROSS PROFIT	4,811,387	3,456,705	3,390,436	3,188,456

OPERATING EXPENSES:
Selling and advertising	(3,008,412)	(2,161,371)	(2,069,280)	(1,948,466)
General and administrative	(759,380)	(545,571)	(487,843)	(484,002)

Total	(3,767,793)	(2,706,942)	(2,557,123)	(2,432,468)

INCOME FROM OPERATIONS	1,043,595	749,763	833,313	755,987

OTHER INCOME (EXPENSE):
Interest income	18,464	13,265	17,087	9,804
Interest expense	(188,278)	(135,267)	(89,498)	(70,622)
Other - net	(52,739)	(37,890)	19,780	(16,992)

Other expense - net	(222,554)	(159,892)	(52,631)	(77,810)

INCOME BEFORE PROVISION FOR INCOME TAXES	821,041	589,870	780,681	678,177

PROVISION FOR INCOME TAXES	(270,943)	(194,657)	(273,501)	(238,757)

INCOME BEFORE MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	550,097	395,213	507,180	439,420

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	(21,563)	(15,492)	(14,976)	(8,715)

NET INCOME FROM CONTINUING OPERATIONS	528,535	379,722	492,204	430,705

DISCONTINUED OPERATIONS, NET OF TAXES				(6,419)

NET INCOME	$528,535	€379,722	€492,204	€424,286

EARNINGS PER SHARE: BASIC
Continuing Operations	1.16	0.83	1.08	0.95
Discontinued operations	0	0	0	(0.01)
Net Income	1.16	0.83	1.08	0.94

EARNINGS PER SHARE: DILUTED
Continuing Operations	1.15	0.83	1.07	0.94
Discontinued operations	0	0	0	(0.01)
Net Income	1.15	0.83	1.07	0.93

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	456,563,502	456,563,502	455,184,797	452,897,854
Diluted	457,717,044	457,717,044	458,530,609	456,185,650

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(*) In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP SPA

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008 (*)

							Accumulated
						Other	Other
			Additional		Unearned	Comprehensive	Comprehensive	Treasury	Total
	Common Stock		Paid-in	Retained	Stock-based	Income (Loss)	Income (Loss)	Shares Amount,	Shareholders’
	Shares	Amount	Capital	Earnings	Compensation	Net of Tax	Net of Tax	at Cost	Equity
BALANCES, JANUARY 1, 2006	457,975,723	27,479	150,179	2,050,883	(48,567)		(155,954)	(69,987)	1,954,033

Exercise of stock options	2,240,525	134	24,308						24,443
Translation adjustment						(126,853)	(126,853)		(126,853)
Effect of adoption of SFAS 123 R			(48,567)		48,567				0
Realized stock based compensation			47,969						47,969
Minimum pension, liability, net of taxes of Euro 0.4 million						(624)	(624)		(624)
Effect of adoption SFAS 158, net of taxes of Euro 5.5 million						(8,409)	(8,409)		(8,409)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.5 million						1,244	1,244		1,244
Diluted gain on business combinations			21,847						21,847
Excess tax benefit on stock options			7,279						7,279
Change in fair value of derivative instruments, net of taxes of Euro 1.8 million						2,003	2,003		2,003
Dividends declared (Euro 0.29 per share)				(131,369)					(131,369)
Income from continuing operations				430,705		430,705			430,705
Loss from discontinued operations				(6,419)		(6,419)			(6,419)
Comprehensive income						291,647

BALANCES, DECEMBER 31, 2006	460,216,248	27,613	203,016	2,343,800			(288,593)	(69,987)	2,215,849

Exercise of stock options	2,407,372	144	26,498						26,642
Translation adjustment						(90,881)	(90,881)		(90,881)
Effect of adoption of FIN 48				(8,060)					(8,060)
Realized stock based compensation			42,121						42,121
Minimum pension, liability, net of taxes of Euro 3.9 million						9,688	9,688		9,688
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.9 million						(1,579)	(1,579)		(1,579)
Excess tax benefit on stock options			6,313						6,313
Change in fair value of derivative instruments, net of taxes of Euro 4,6 million						(6,062)	(6,062)		(6,062)
Dividends declared (Euro 0.42 per share)				(191,077)					(191,077)
Net Income				492,204		492,204			492,204
Comprehensive income						403,369

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868			(377,428)	(69,987)	2,495,158

Exercise of stock options	744,613	45	7,081						7,126
Translation adjustment						(73,682)	(73,682)		(73,682)
Realized stock based compensation			10,424				0		10,424
Adjustment to pension liability, net of taxes of Euro 29.2 million						(50,658)	(50,658)		(50,658)
Adoption of SFAS No. 158 measurement date provisions, net of taxes of Euro 1.9 million				(3,079)					(3,079)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.2 million						409	409		409
Excess tax benefit on stock options			631				0		631
Change in fair value of derivative instruments, net of taxes of Euro 20.7 million						(41,287)	(41,287)		(41,287)
Diluted gain on business combinations			5,446						5,446
Dividends declared (Euro 0.49 per share)				(223,617)			0		(223,617)
Net Income				379,722			0		379,722
Comprehensive income						(165,218)

BALANCES, DECEMBER 31, 2008	463,368,233	27,802	301,529	2,789,894			(542,646)	(69,987)	2,506,593

Comprehensive income (1)						$(229,967)
BALANCES, DECEMBER 31, 2008 (1)	463,368,233	$38,698	$419,699	$3,883,253			$(755,308)	$(97,415)	$3,488,927
(US $/000) (1)

(1)	Translated for convenience at the New York City Noon Buying Rate as determined in Note 1
(*)	In accordance with US GAAP

See notes to the consolidated financial statements

LUXOTTICA GROUP SPA

CONSOLIDATED STATEMENTS OF CASH FLOWS THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (*)

	2008	2008	2007	2006
	(US $/000)(1)		(Euro/000)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$528,535	€379,722	€492,204	€430,705

Adjustments to reconcile net income to net cash provided by operating activitities:

Minority interest in income of consolidated subsidiaries	21,563	15,492	14,976	8,715
Stock-based compensation	14,509	10,424	42,121	47,969
Excess tax benefits from stock-based compensation	(878)	(631)	(6,313)	(7,279)
Depreciation and amortization	368,767	264,938	232,813	220,797
Benefit for deferred income taxes	6,762	4,858	(45,037)	(72,509)
Net Loss (Gain) on disposals of fixed assets and other	2,851	2,048	(19,337)	4,930
Loss on sale of promissory note	32,298	23,204
Termination indemnities matured during the year - net	(2,049)	(1,472)	(3,595)	4,369

Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	38,799	27,875	(55,707)	(83,107)
Prepaid expenses and other	(36,391)	(26,145)	(220,727)	8,568
Inventories	1,904	1,368	(41,916)	(27,658)
Accounts payable	(26,993)	(19,393)	32,989	71,723
Accrued expenses and other	(153,646)	(110,386)	(9,433)	(25,243)
Accrual for customers’ right of return	5,692	4,090	9,855	11,121
Income taxes payable	4,041	2,903	(92,142)	5,875

Total adjustments	277,228	199,173	(161,453)	168,271

Cash provided by operating activities	805,763	578,895	330,751	598,976

(Continued)

LUXOTTICA GROUP SPA

CONSOLIDATED STATEMENTS OF CASH FLOWS THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (*)

	2008	2008	2007	2006
	(US $/000) (1)		(Euro/000)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions (2)	(433,632)	(311,540)	(322,770)	(267,882)
Disposals	0		29,700	21,563
Increase in investments	(0)			(5,872)
Purchases of businesses net of cash acquired	(18,496)	(13,288)	(1,491,086)	(134,114)
Proceeds from sale of Promissory note and other	9,576	6,880		128,007
Additions of intangible assets	(6,452)	(4,636)	(3,883)	(1,140)

Cash used in investing activities of continuing operations	(449,004)	(322,584)	(1,788,039)	(259,439)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	1,385,927	995,709	2,145,428	84,100
Repayments	(1,399,490)	(1,005,453)	(675,834)	(233,378)
Repayment of acquired lines of credit			(166,577)
(Decrease) increase in overdraft balances	(42,551)	(30,570)	282,280	(101,008)
Exercise of stock options	9,919	7,126	26,642	24,443
Excess tax benefit from stock-based compensation	878	631	6,313	7,279
Dividends	(311,253)	(223,617)	(191,077)	(131,369)

Cash provided by/(used) in financing activities of continuing operations	(356,569)	(256,174)	1,427,174	(349,933)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	190	137	(30,114)	(10,395)

CASH AND EQUIVALENTS, BEGINNING OF YEAR	421,599	302,894	339,122	367,461

Effect of exchange rate changes on cash and cash equivalents	(20,296)	(14,582)	(6,114)	(17,944)

CASH AND EQUIVALENTS, END OF YEAR	401,493	288,450	302,894	339,122

Cash provided by (used in) operating activities of discontinued operations				(5,688)
Cash provided by (used in) investing activities of discontinued operations				(9,186)
Cash provided by (used in) financing activities of discontinued operations				16,209

(DECREASE)INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS				1,334

CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATION AT BEGINNING OF YEAR				4,795

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS				(557)

CASH RETAINED BY DISCONTINUED OPERATIONS UPON SALE				(5,572)

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATION AT END OF PERIOD

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest	168,672	121,181	73,202	67,496
Cash paid during the year for income taxes	370,390	266,104	454,062	242,628
Property and equipment purchases in accounts payable	16,307	11,716	26,820	14,822
Acquisition of businesses:
Fair value of assets acquired	12,956	9,308	545,129	10,863

(1) Translated for convenience at the New York City Noon Buying Rate as determined in Note 1

(2) Additions, excluding the change in accounts payable related to Property and equipment, are Euro 296.436 thousand, Euro 334.769 thousand and Euro 272.180 thousand for years 2008, 2007 and 2006 respectively, as indicated in footnote 13 “Segment Information”.

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

Through its retail operations, as of December 31, 2008, the Company owned and operated 5,695 retail locations worldwide (5,885 locations at December 31, 2007) and franchised an additional 560 locations (522 locations at December 31, 2007) principally through LensCrafters, Inc., Sunglass Hut International Inc., OPSM Group Limited, Cole National Corporation (“Cole”) and Oakley. The retail division of Oakley (“O” retail) consists of owned retail locations operating under various names including “O” stores which sell apparel and other Oakley branded merchandise in addition to performance sunglasses.

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

The North America retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 53-week period ended January 3, 2009 and for the 52-week periods ended December 29, 2007 and December 30, 2006.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned subsidiaries. The principles of the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46 (revised December 2003), Consolidation of Variable Interest Entities and Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements are considered when determining whether an entity is subject to consolidation. During 2007 a subsidiary of the Company located in the United States acquired an additional 26 percent interest in an affiliated manufacturing and wholesale distributor, located and publicly traded in India, in which it previously held an approximate 44 percent interest. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. During 2008, the Company acquired through one of its subsidiaries an additional 16 percent interest in an affiliated company in which it previously held a 50 percent interest. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with FASB Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, the Company accounts for all business combinations under the purchase method (see “Recent Accounting Pronouncements” for a discussion on the revised standard). Furthermore, the Company recognizes intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

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

Foreign Currency Translation and Transactions — Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments are recorded as a separate component of “Accumulated other comprehensive income (loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in the consolidated statement of income in such year. Aggregate foreign exchange transaction gain/(loss), included in Other Expense - net, for the fiscal years 2008, 2007 and 2006 were Euro (0.3) million, Euro 15.2 million and Euro (19.9) million, respectively.

Cash and Cash Equivalents — Cash and cash equivalents includes cash on hand, demand deposits, highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 16.7 million and Euro 25.5 million at December 31, 2008 and 2007, respectively.

Bank Overdrafts — Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit (see “Short Term Credit Facilities” included in Note 15 for further discussion of the short-term lines of credit) that the Company has obtained through local financial institutions. These facilities are usually short-term in nature or may contain provisions that allow them to renew automatically with a cancellation notice period. Certain subsidiaries’ agreements require a guarantee from Luxottica Group. Interest rates on these lines of credit vary and can be used to obtain various letters of credit when needed.

Inventories — Luxottica Group’s manufactured inventories, approximately 83.7 percent and 66.2 percent of total frame inventory for 2008 and 2007, respectively, are stated at the lower of cost, as determined under the weighted-average method, or market value. Retail inventories not manufactured by the Company or its subsidiaries are stated at the lower of cost as determined by the weighted-average cost method, or market value. Inventories are recorded net of allowances for estimated losses. This reserve is calculated using various factors including sales volume, historical shrink results and current trends.

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

Capitalized Leased Property — Capitalized leased assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term.

Goodwill — Goodwill represents the excess of the purchase price (including acquisition-related expenses) over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of four units, Wholesale, Retail North America, Retail Asia Pacific and Retail Other, as required by the provisions of SFAS 142. For the fiscal years 2008, 2007, and 2006 the Company did not recognize any goodwill impairment charge.

Trade Names and Other Intangibles — In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are subject to impairment testing in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Aggregate amortization expense of trade names and other intangibles for the fiscal years 2008, 2007 and 2006 was Euro 73.9 million, Euro 69.5 million and Euro 68.8 million, respectively.

Impairment of Long-Lived Assets — Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, the Company records an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-

lived asset exceeds the fair value in accordance with SFAS 144. The aggregate impairment loss on certain non-performing long-lived assets charged to the consolidated statements of income during fiscal years 2008, 2007 and 2006 was not material.

Store Opening and Closing Costs - Store opening costs are charged to operations as incurred in accordance with Statement of Position No. 98-5, Accounting for the Cost of Start-up Activities. The costs associated with closing stores or facilities are recorded at fair value as such costs are incurred. Store closing costs charged to the consolidated statements of income during fiscal years 2008, 2007 and 2006 were not material.

Self Insurance - The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported.  The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2008 and 2007, self insurance accruals were Euro 43.2 million and Euro 40.9 million, respectively.

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

As of January 1, 2007, the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

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

Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of SFAS No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”), are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned.  This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends.  There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

Retail Division revenues, are recognized upon receipt by the customer at the retail location, or, for internet and catalogue sales, when goods are shipped directly to the customer. In some countries, the Company allows retail customers to return goods for a period of time and, as such, the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. As such, the right of return does not impact the timing of revenue recognition as all conditions of SFAS 48, are satisfied at the date of sale. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2008 and 2007 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 23.0 million and Euro 22.9 million, respectively. Retail Division also includes managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships, and (ii) administrative services revenues, which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships determined to be uncollectible.

The Company licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible. Sales of ophthalmic products and other materials are recorded when the goods are shipped direct to franchisees net of appropriate allowances.

Revenues associated with our third-party franchisees and licensors at December 31, 2008, 2007, and 2006, consist of the following:

	2008	2007	2006
Initiation fees	754	456	170
Royalties	14,712	16,949	17,005
Sales of frames and other materials	27,102	32,999	35,940
Other revenue	455	750	781

Total	43,023	51,154	53,896

The Wholesale and Retail Divisions may offer certain promotions during the year.  Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer.  Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Total shipping costs in fiscal years 2008, 2007 and 2006, for the Wholesale and Retail divisions, associated with the sale of goods were Euro 14.2 million, Euro 8.3 million and Euro 7.3 million, respectively.

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

Advertising and Direct Response Marketing — Costs to develop and create newspaper, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed the first time the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising.  Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred during fiscal years 2008, 2007 and 2006 were Euro 339.3 million, Euro 348.2 million and Euro 318.1 million, respectively, and no significant amounts have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs.  Operating expenses in the consolidated statements of income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales.  The amounts received in fiscal years 2008, 2007 and  2006 for such reimbursement were Euro 15.1 million, Euro 16.8 million and Euro 19.2 million, respectively.

Earnings Per Share — Luxottica Group calculates basic and diluted earnings per share in accordance with SFAS No. 128, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2008, 2007 and 2006. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

	2008	2007	2006

Weighted average shares outstanding — basic	456,563,502	455,184,797	452,897,854

Effect of dilutive stock options	1,153,542	3,345,812	3,287,796

Weighted average shares outstanding — dilutive	457,717,044	458,530,609	456,185,650

Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period	18,529,635	4,947,775	6,885,893

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

Derivative Financial Instruments — Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended and interpreted.

SFAS 133 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the consolidated statements of shareholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. The effect of these derivatives in the consolidated statements of income depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the consolidated statements of income, under the caption “Other — net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, the hedging relationship is expected to be highly effective and effectiveness is tested at the inception date and at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized into earnings prospectively. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized into earnings as additional expense from other comprehensive income relating to these cash flow hedges in fiscal 2009 is approximately Euro 14.7 million, net of taxes.

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

Defined Benefit Pensions - The funded status of the Company’s defined benefit pension plans is recognized in the consolidated statements of income. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement benefit obligation equal to this excess. The current portion of the retirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis.

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

Fair Value — Effective January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements, (“SFAS 157”) and FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”).  SFAS 157 establishes a definition of fair value (based on an exit price model), establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements but clarifies the definition, method, and disclosure requirements of previously issued standards that address fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157-1 (“FSP No. 157-1”), Application of FASB Statement No. 157 to FASB Statement No.13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, and FSP No. 157-2, Effective Date of FASB Statement No. 157. FSP 157-1 amends SFAS No. 157 to exclude leases and lease transactions under FASB Statement No. 13, Accounting for Leases. While FSP 157-2 amends the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those recognized or disclosed on a recurring basis (at least annually) until the beginning of the first quarter of 2009. In October 2008, FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active, which clarifies how to calculate the fair value of financial asset under certain conditions and gives an example of such. SFAS No 159 allows the Company to elect and record at fair value many financial assets and liabilities and certain other items with the change being recorded in earnings. This can be done on an instrument by instrument basis in most circumstances, is irrevocable after elected for that instrument and must be applied to the entire instrument. The adoption of both of these standards did not have a material effect on the consolidated financial statements. See Note 16.

Information Expressed in US Dollars - The Company’s consolidated financial statements are stated in Euro, the currency of the country in which the parent company is incorporated and operates. The translation of Euro amounts into US Dollar amounts is included solely for the convenience of international readers and has been made at the rate of Euro 1 to US Dollar 1.3919. Such rate was determined by using the noon buying rate of the Euro to US Dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008. Such translations should not be construed as representations that Euro amounts could be converted into US Dollars at that or any other rate.

Recent Accounting Pronouncements –

In April 2009, the FASB issued FSP No. 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP No. 141R-1”). FSP No. 141R-1 amends and clarifies SFAS No. 141R, Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The impact of this standard on the consolidated financial statements is not expected to be material, but this standard may have an effect on accounting for future business combinations.

In December 2008, the FASB issued FASB Staff Position (“FSP”) 132(R)-1, Employee Disclosures about Postretirement Benefit Plan Assets which requires enhanced disclosures on plan assets including fair value measurements and categories of assets, investment policies and strategies and disclosures on concentration of risks.  The effective date for the enhanced disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The disclosure requirements are not required for earlier periods that are presented for comparative purposes. The adoption is not expected to have a material effect on the financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on issue No. 08-7, Accounting for Defensive Intangible Assets.  This consensus requires that the defensive asset be recorded at its fair value on the opening balance sheet and amortized over a reasonable life that approximates its diminishing value.  It also states that an indefinite useful life for these defensive assets would be rare. The consensus is effective for intangible assets acquired on or after the first annual reporting period beginning after December 15, 2008, which coincides with the adoption of SFAS No. 141(R).  The Company expects EITF No. 08-7 will have an impact on its consolidated financial statements when effective,  will depend on the nature, terms and size of the acquisitions consummated after the effective date.

In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States.  The statement became effective November 15, 2008 and allowed for transition provisions if necessary.  The adoption did not have a material effect on the financial statements.

On April 25, 2008, the FASB issued FSP FAS 142-3-”Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142- “Goodwill and Other Intangible Assets”. The objective of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No.142 and the period of expected cash flows to measure the fair value of an asset under SFAS No. 141R- “Business Combinations”, and other U.S. GAAPs. The FSP FAS 142-3 is effective on January 1, 2009 and early adoption is prohibited. The Company is currently evaluating the impact of adopting FSP FAS No.142-3 on the Company’s consolidated financial condition, operating results and cash flows.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133, which amends the disclosure requirements to provide more “enhanced” disclosures about (i) how and why derivatives are used by the Company, (ii) how these derivatives are accounted for under SFAS No. 133 and its interpretations, and (iii) how much and where are the effects of these instruments located on the balance sheet, profit and loss and cash flow statements.  This will be done mostly through tabular formats and better cross referencing of information included in different sections of the financial report. The statement is effective for the fiscal years and interim periods beginning on or after November 15, 2008.  Earlier adoption is encouraged.  Additionally, the Statement “encourages” but does not require, comparative disclosures for earlier periods at initial adoption.  The Company is still assessing the disclosure impact of this standard on its future consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51, establishing new accounting and reporting standards for noncontrolling interests (formerly known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. The key differences include that non-controlling interests will be recorded as a component of equity, the consolidated income statements and statements of comprehensive income will be adjusted to include the non controlling interest and certain disclosures have been updated.  The statement is effective for the fiscal years and interim periods within those years beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Company has minority interests in certain subsidiaries and as such is currently evaluating the effect of adoption.

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

In September 2006, the FASB issued SFAS No. 158, Employer’s Accounting for Defined Benefit Pension Other Post Retirement Plans (“SFAS 158”), which requires the Company to recognize an asset or liability for the funded status (difference between fair value of plan assets and benefit obligation, which for defined benefit pension plans is deemed to be the Projected Benefit Obligation) of its retirement plans and recognize changes in the funded status annually through other comprehensive income (“O.C.I.”). Additionally, SFAS 158 changes the date as of which the funded status can be measured (eliminates the 90 day window) with limited exceptions. The effective date of the recognition of the funded status is for years ending after December 15, 2006, and as such, refer to Note 10 for the effect on adoption. The effective date for the change in acceptable measurement date is for fiscal years ending after December 15, 2008. The Company has changed its measurement date on the consolidated financial statements as required (see Note 10).

2.         RELATED PARTY TRANSACTIONS

Stock Incentive Plan - On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company’s authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In 2008, no options from this grant were exercised. In 2007 400,000 options were exercised.

As of December 31, 2008 total receivables and payables from/to other related parties amount to Euro 3.6 million and Euro 0.9 million, respectively (Euro 1.3 million and Euro 1.1 million as of December 31, 2007). The transactions related to the above receivables were immaterial in amount and/or significance to the Company.

3.         INVENTORIES - NET

Inventories — net consisted of the following (thousands of Euro):

	2008	2007
Raw materials and packaging	112,693	117,191
Work in process	48,013	52,132
Finished goods	475,369	492,839
Less: Inventory obsolescence reserves	(65,088)	(87,146)
Total	570,987	575,016

4.         SALE OF THINGS REMEMBERED

On September 29, 2006, the Company sold its Things Remembered (“TR”) specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (US$ 162.1 including costs of US$ 5.3 million) and a promissory note (the “TR Note”) with a principal amount of Euro 20.6 million (US$26.1 million). The TR business operated solely in the United States and was included in the retail segment of the Company’s operations. In the consolidated statements of income for 2006, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the twelve-month period ended December 31, 2006, are as follows (thousands of Euro):

2006 (1)
Revenues	157,110
Income from operations	3,250
Income before provision for income taxes	761
Income tax provision	(45)

Gain/loss on sale	13,278
Income taxes on sale	(20,413)
(Loss)/Gain on discontinued operations	(6,419)

(1)     From January 1, 2006 through September 29, 2006

The TR Note (with an original principal amount of US $ 26.1 million) had a stated interest rate of 15.0%. Interest was “paid-in-kind” annually in the form of an additional principal amount added to the outstanding principal balance. All unpaid interest and outstanding principal would have been due in March 2013. The TR Note was subordinated to certain other outstanding senior debt of the acquirer as defined in the TR Note. The TR Note was previously classified as an “available-for-sale” security as the Company had the contractual ability to sell such note and as such, changes in its fair value were included in OCI and reclassified to earnings when realized. For fiscal 2007 there were no amounts reclassified from OCI into earnings. During 2008, the Company sold the TR Note without recourse to an independent third party for approximately Euro 1.0 million.  The loss on the sale of the note of Euro 22.8 million including Euro 0.4 million previously recorded in accumulated other comprehensive income (loss) is included in other expense net in the consolidated statements of income.

5.         ACQUISITIONS AND INVESTMENTS

a)     Oakley

On June 20, 2007, the Company and Oakley entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On November 14, 2007, the merger was consummated, the Company acquired all the outstanding common stock of Oakley which became a wholly owned subsidiary of the Company and Oakley’s results of operations began to be included in the consolidated statements of income of the Company. The aggregate consideration paid by the Company to the former shareholders, option holders, and holders of other equity rights of Oakley was approximately Euro 1,425.6 million (US $2,091 million) in cash. In connection with the merger, the Company assumed approximately Euro 166.6 million (US $244.4 million) of outstanding indebtedness. The purchase price of Euro 1,441.5 million (US $2,111.2 million) including approximately Euro 15.9 million (US $20.1 million) of direct acquisition related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. No portion of this goodwill is deductible for tax purposes. The acquisition of Oakley was made as a result of the Company’s strategy to strengthen its performance sunglass wholesale and retail businesses worldwide.

The purchase price allocation was finalized in 2008 resulting in no material changes to the final fair values allocated to inventories, intangible assets and accrued expenses from the purchase price allocation done in 2007. The main changes from last year’s allocation relate to the restructuring of a part of the Retail North America operations. The purchase price (including acquisition-related expenses) has been allocated based upon the fair value of the assets acquired and liabilities assumed as follows (thousands of Euro):

Assets acquired:
Cash and cash equivalents	62,310
Inventories	122,668
Property, plant and equipment	131,466
Deferred tax assets	43,425
Prepaid expenses and other current assets	10,850
Accounts receivable	104,740
Trade names and other intangible assets	538,469
Other assets	3,985

Liabilities assumed:
Accounts payable	36,560
Accrued expenses and other current liabilities	93,586
Deferred tax liabilities	181,789
Outstanding borrowings on credit facilities	166,850
Other long term liabilities	25,904
Bank overdrafts	5,584

Fair value of net assets	507,640

Goodwill	933,813

Total purchase price	1,441,453

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

On July 31, 2008, Sunglass Hut UK Ltd. (“SGH”), an indirect wholly owned subsidiary of the Company, issued new shares of common stock and paid an aggregate of GBP 600,000 to the shareholders of Optika Holdings Limited (“OHL”) for all the outstanding shares of OHL. OHL through its subsidiaries operated a chain of ophthalmic retail locations throughout the UK and Ireland under the brand name “David Clulow”. The total consideration exchanged for the OHL acquisition was Euro 22.1 million (approximately GBP 17.5). OHL was a joint venture owned 50% by the Company and 50% by a third party. Upon the completion of this transaction the Company owns, directly and indirectly, approximately 66% of the SGH and OHL (the “combined entity”). As a result of the acquisition the former shareholders of OHL received a minority stake of the combined entity of 34% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition of the Company’s additional interest in OHL was accounted for as a business combination. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. The goodwill recorded in the consolidated financial statements as of December 31, 2008 totals Euro 18.1 million. There were no significant intangibles realized or other fair value adjustments associated with the business combination.

In February 2007, the Company completed the acquisition of certain assets and assumed certain liabilities of D.O.C Optics Corporation and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States of America for approximately Euro 83.7 million (U.S. $110.2 million) in cash. The purchase price, including direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The goodwill recorded in the consolidated financial statements as of December 31, 2007 totals Euro 70.4 million, of which Euro 64.9 million is deductible for tax purposes. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The final allocation of the purchase price among the assets and liabilities acquired and the amount of the goodwill has been completed in 2008 resulting in no material differences from the purchase price allocation done in 2007. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States of America.

During 2007, in compliance with the 2006 decision of the Supreme Court of India, the Company launched a public offering to acquire an additional 31 percent of the outstanding equity share capital of RayBan Sun Optics India LTD (“RBSO”). Effective upon the entry of the shares tendered in the offer into the share register on June 26, 2007 the Company increased its ownership interest in RBSO to 70.5 percent. As of such date, RBSO was consolidated into the financial statements. The total cost of the shares acquired was approximately Euro 13 million (US $17.2 million). The Company recorded the acquisition as a “step-acquisition” and allocated the purchase price paid over the newly acquired proportional share of the fair value of RBSO assets and liabilities acquired. There were no substantial unrecognized intangibles, and as such, goodwill was recorded for the excess price paid over the net fair values of assets and liabilities of approximately Euro 9.1 million (US $ 12.3 million). During 2008, the Company made a delisting offer to the remaining public shareholders of RBSO pursuant to India’s delisting guidelines. Through this process the public shareholders tendered 4,335,713 shares for approximately Euro 9.1 million (US $13.4 million, including approximately US

$0.5 million in transaction costs). As of December 31, 2008 the Company owned 88.2% of RBSO and the transaction increased goodwill by approximately Euro 5.0 million (US $7.8 million).

In March 2007 the Company announced that it had acquired two prominent specialty sun chains in South Africa, with a total of 65 stores. The two acquisitions represent an important step in the expansion of the Company’s sun retail presence worldwide. Luxottica Group’s total investment in the two transactions was approximately Euro 10 million. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. All valuations have been completed during 2008 with no material differences from the purchase price allocation done in 2007 which resulted in the recognition of goodwill of Euro 8.3 million as of the date of acquisition.

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

In May 2006, the Company completed the purchase of the remaining 49% stake of the Turkish-based distributor Luxottica Gozluk Endustri Ve Ticaret Anonim (“Luxottica Turchia”) for an amount of Euro 15 million. Goodwill of Euro 7.0 million representing the excess of the net assets acquired has been recorded in the accompanying Consolidated Balance Sheets. In November 2006 Standard Gozluk Industri Ve Tircaret A.S. (“Standard”), a Turkish wholesaler fully owned by the former minority shareholders of Luxottica Turchia, merged with Luxottica Turchia. As a result of the merger the former shareholders of Standard received a minority stake of Luxottica Turchia of 35.16% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition was accounted for in accordance with SFAS 141 and, accordingly, the total consideration of Euro 46.7 million has been allocated to the fair market value of the assets and liabilities of the company at the acquisition date. All valuations of net assets including but not limited to fixed assets and inventory have been completed during 2007 resulting in the recognition of intangible assets of approximately Euro 19.6 million and related deferred tax liabilities for approximately Euro 3.9 million and in the reduction of the goodwill recognized in 2006 by approximately Euro 15.7 million. The acquisition was made as a result of the Company’s strategy to continue expansion of its wholesale business in Turkey, in particular in the prescription frames market.

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

6.         PROPERTY, PLANT AND EQUIPMENT — NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	2008	2007

Land and buildings, including leasehold improvements	755,254	687,428
Machinery and equipment	795,126	697,776
Aircraft	40,018	40,222
Other equipment	513,631	439,696
	2,104,029	1,865,122

Less: accumulated depreciation and amortization	933,331	807,340
Total	1,170,698	1,057,782

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2008, 2007 and 2006 was Euro 191.0 million, Euro 163.3 million and Euro 151.9 million, respectively. Included in other equipment is approximately Euro 79.7 million and Euro 71.6 million of construction in progress as of December 31, 2008 and 2007, respectively. Construction in-progress consists mainly of the opening, remodeling and relocation of stores and the expansion of manufacturing facilities in Italy.

Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

7.         GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008, are as follows (thousands of Euro):

	Retail Segment	Wholesale Segment	Oakley	Total

Balance as of January 1, 2007	1,353,999	340,615	—	1,694,614

Acquisitions (a)	86,021	9,611	904,148	999,780

Adjustments on previous acquisitions (a)		(15,678)		(15,678)

Change in exchange rates (b)	(84,323)	4,393	3,054	(76,876)

Balance as of December 31, 2007	1,355,697	338,941	907,202	2,601,840

Acquisitions (a)	24,192	6,914		31,106

Adjustments on previous acquisitions (a)	241,238	695,787	(907,202)	29,823

Change in exchange rates (b)	6,629	25,376		32,005

Balance as of December 31, 2008	1,627,756	1,067,018	—	2,694,774

(a)     Goodwill acquired in 2007 mainly consists of the acquisition of Oakley, the acquisition of the additional 26% of the net equity of the Indian subsidiary and minor acquisitions in the Retail segment. Goodwill acquired in 2008 in the Retail segment mainly consists of the acquisition of OHL. Goodwill acquired in 2008 in the Wholesale segment mainly consists of the acquisition of the additional 17.7% of the net equity of the Indian subsidiary. The adjustments on previous acquisitions mainly refer to the finalization of the Oakley fair value analysis. Oakley goodwill has been allocated to the wholesale and retail segments in 2008.

(b)    Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consist of the following (thousands of Euro):

	2008			2007
	Gross Carrying amount	Accumulated depreciation	Total	Gross Carrying amount	Accumulated depreciation	Total

Trade names and Trademarks (a)	1,318,737	(394,612)	924,125	1,288,620	(325,912)	962,708
Customer relation, contracts and list (b)	215,868	(20,206)	195,662	210,258	(9,153)	201,105
Distributor Network (b)	81,086	(15,179)	65,907	79,359	(12,410)	66,949
Franchise Agreements (b)	20,619	(3,870)	16,749	20,749	(2,757)	17,992
Other (c)	51,490	(19,903)	31,587	77,847	(20,484)	57,363

Total	1,687,800	(453,770)	1,234,030	1,676,833	(370,716)	1,306,117

(a)     Trade names includes various trade names and trademarks acquired with the acquisitions of LensCrafters, Sunglass Hut International, OPSM, Cole and Oakley . Trade names are amortized on a straight-line basis over a period of 25 years (except for the Ray-Ban trade names, which are amortized over a period of 20 years), as the Company believes these trade names to be finite-lived assets. The weighted average amortization period is 24 years.

(b)    Distributor network, customer contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004 and of Oakley in 2007. These assets have finite lives and are amortized on a straight-line basis or on an accelerated basis (projected diminishing cash flows) over periods ranging between 3 and 25 years. The weighted average amortization period is 20.6 years.

(c)     Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these useful lives were determined based on the terms of the license agreements and non-compete agreements. During 2007, approximately Euro 5.8 million of intangibles became fully amortized and were written off. The reduction in the gross carrying amount in 2008 of the Other Intangible assets was primarily due to (i) the finalization of the Oakley fair value analysis, and (ii) the reclassification of some intangible assets as a result of the change in the contractual agreement based on which the above mentioned assets were originally recorded.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Amortization expense for 2008, 2007 and 2006 was Euro 73.9 million, Euro 69.6 million and Euro 68.8 million, respectively. Estimated annual amortization expense relating to identifiable assets is shown below (thousands of Euro):

Years ending December 31,
2009	77,376
2010	75,877
2011	74,350
2012	73,388
2013	72,610

8.         INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	2008	2007	2006

Income before provision for income taxes
Italian Companies	199,793	317,637	251,343
USA Companies	172,609	319,154	331,035
Other foreign Companies	217,468	143,890	95,799

Total income before provision for income taxes	589,870	780,681	678,177

Provision for income taxes

Current
Italian Companies	87,333	156,198	157,342
USA Companies	29,975	116,785	120,681
Other foreign Companies	55,985	61,742	33,206

Total provision for current income taxes	173,293	334,725	311,229

Deferred
Italian Companies	(7,757)	(47,736)	(23,016)
USA Companies	39,517	(10,592)	(3,392)
Other foreign Companies	(10,396)	(2,896)	(46,064)

Total provision for deferred income taxes	21,364	(61,224)	(72,472)

Total taxes	194,657	273,501	238,757

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2008	2007	2006

Italian statutory tax rate	31.4%	37.3%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(1.7)%	(1.7)%	(1.5)%
Aggregate effect of asset revaluation in Australia			(6.8)%
Aggregate effect of Italian restructuring		(5.3)%
Aggregate effect of change in tax law in Italy		2.1%
Effect of non-deductible stock-based compensation	1.1%	1.1%	5.5%
Aggregate other effects	2.2%	1.5%	0.7%

Effective rate	33.0%	35.0%	35.2%

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

The deferred tax assets and liabilities as of December 31, 2008 and 2007, respectively, were comprised of (thousands of Euro):

Amounts in thousands of Euro

	2008	2007
Deferred Income Tax Assets
Inventory	71,660	73,062
Insurance and other reserves	8,580	10,238
Right of return reserve	14,471	13,464
Net operating loss carryforwards	50,565	45,224
Occupancy reserves	19,630	14,681
Employee-related reserves (including pension liability)	72,974	48,977
Trade name	76,525	72,686
Deferred tax on derivatives	21,685	549
Other	54,819	28,349
Fixed assets	29,684	24,472
Total Deferred Income Tax assets	420,593	331,702

Valuation Allowance	(24,048)	(27,088)

Net Deferred tax assets	396,545	304,614

Deferred Income Tax Liabilities
Trade name	(241,409)	(216,997)
Fixed Assets	(32,919)
Other intangibles	(115,031)	(117,975)
Dividends	(13,316)	(11,933)
Other	(12,067)	(20,342)
Total Deferred Income Tax Liabilites	(414,742)	(367,247)

Net Deferred Income Tax Liabilities	(18,197)	(62,633)

Deferred income tax assets and liabilities have been classified in the consolidated financial statements as follows:

Deferred Income Tax Assets - current	131,907	117,853
Deferred Income Tax Assets - non current	83,447	67,891
Deferred Income Tax Liabilities - non current	(233,551)	(248,377)
Net Deferred Income Tax Liabilities	(18,197)	(62,633)

On December 24, 2007, the Italian Government issued the Italian Finance Bill of 2008 (the “2008 Bill”). The 2008 Bill decreases the national tax rate (referred to as “IRES”) from 33% to 27.5%, and the regional tax rate (referred to as “IRAP”) from 4.25% to 3.9%. The effect of this change created an additional Euro 8 million of deferred tax expense in 2007.

The Company does not provide for an accrual for income taxes on undistributed earnings of its non Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2008 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

At December 31, 2008, a US subsidiary of the Company had Federal net operating loss carry-forwards (NOLs) of approximately Euro 97.6 million which may be used against income generated by certain subsidiary groups.  Substantially all of the NOLs begin expiring in 2019. Approximately Euro 231.1 thousand and Euro 513.0 thousand of these NOLs were used in 2008 and 2007, respectively. The use of the NOL is limited due to restrictions imposed by U.S. tax rules governing utilization of loss carry-forwards following changes in ownership.  None of the net operating losses expired in 2008, 2007 or 2006. As of December 31, 2008, a US subsidiary of the Company had various state net operating loss carry-forwards (SNOLs), associated with individual states within the United States of America totaling approximately Euro 8.0 million. These SNOLs begin expiring in 2009. Due to the foreign operations of the US subsidiary, as of December 31, 2008, such US subsidiary of the Company has approximately Euro 4.1 million and Euro 1.9 million of non US net operating losses and foreign tax credit carry-forwards, respectively. These foreign NOLs and foreign tax credits will begin to expire in 2012 and 2016, respectively.

As of December 31, 2008 and 2007, the Company has recorded an aggregate valuation allowance of Euro 24.1 million and Euro 27.1 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods. The amount of valuation allowance that would be allocated directly to capital in future periods, if reversed, is not material.

A reconciliation of the amount of unrecognized tax benefits is as follows (amounts in thousands of Euro):

Balance — January 1, 2007	54,089
Gross increase — acquisition of Oakley	14,176
Gross increase — tax positions in prior period	5,018
Gross decrease — tax positions in prior period	(7,473)
Gross increase — tax positions in current period	5,796
Settlements	(2,799)
Lapse of statute of limitations	(8,851)
Change in exchange rates	(3,365)

Balance — December 31, 2007	56,591

Gross increase — tax positions in prior period	4,910
Gross decrease — tax positions in prior period	(9,356)
Gross increase — tax positions in current period	13,139
Settlements	(6,756)
Lapse of statute of limitations	(2,296)
Change in exchange rates	1,901

Balance — December 31, 2008	58,133

Included in the balance of unrecognized tax benefits at December 31, 2008 and December 31, 2007, are Euro 39.1 million and Euro 39.9 million of tax benefits that, if recognized, would affect the effective tax rate.

The Group does not anticipate the unrecognized tax benefits to change significantly during 2009.

The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company’s accrual for penalties and interest during 2008 and 2007 was immaterial and, in total, as of December 31, 2008, the Company has recognized a liability for penalties of approximately Euro 3.6 million and interest expense of approximately Euro 7.5 million.

The Group is subject to taxation in Italy and foreign jurisdictions of which only the U.S. federal is significant.

Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2008, tax years from 2003 through the most recent year were open for such review. At the date of December 31, 2008 no Italian companies are subjected to a tax inspection. The previous tax inspections open in 2007 were closed with no material liability for the Group.

The Group’s U.S. federal tax years for 2005, 2006 and 2007 are subject to examination by the tax authorities.

9.         LONG-TERM DEBT

Long-term debt consists of the following (thousands of Euro):

	December 31,
	2008	2007

Credit agreement with various Italian financial institutions (a)	400,000	185,000
Senior unsecured guaranteed notes (b)	213,196	97,880
Credit agreement with various financial institutions (c)	1,001,403	1,059,918
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (d)	4,314	4,894
Credit Agreement with various financial Institution for Oakley Acquisition (e)	1,185,482	1,369,582
Capital lease obligations, payable in installments through 2009	1,107	1,866

Total	2,805,502	2,719,140

Current maturities	286,213	792,617

Long Term Debt	2,519,289	1,926,523

(a) In September 2003, the Company acquired its ownership interest of OPSM and more than 90 percent of the performance rights and options of OPSM for an aggregate of AUD 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility included a Euro 150 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrued on the term loan at Euribor (as defined in the agreement) plus 0.55 percent. The revolving loan provided borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent. The Company could select interest periods of one, two or three months. The final maturity of the credit facility was September 30, 2008, the credit facility was re-paid in full. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants during 2008, prior to the final maturity date.

In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120 million which decreased by Euro 30 million every six months starting on March 30, 2007. These swaps expired on September 30, 2008. The ineffectiveness of cash flow hedges was tested at the inception date and throughout the year. The results of the tests indicated that the cash flow hedges were highly effective prior to the swap expiration date of September 2008.

In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. The Company repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent. The Company could select interest periods of one, three or six months. The credit facility expired on December 3, 2008 and the credit facility was repaid in full.

In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 0.375 percent (3.604 percent as of December 31, 2008). The Company can select interest periods of one, three or six months. The final maturity of the credit facility is October 8, 2009. As of December 31, 2008 Euro 150.0 million was borrowed under this facility.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. (US Holdings), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (3.741 percent as of December 31, 2008). As of December 31, 2008 Euro 250.0 million was borrowed under this credit facility.

(b) On September 3, 2003, US Holdings closed a private placement of US $300 million (Euro 215.5 million at the exchange rate as of December 31, 2008) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrued at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes matured on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual repayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2008. In December 2005, US Holdings terminated three interest rate swaps that coincided with the Notes and, as such, the final adjustment to the carrying amount of the hedged interest-bearing financial instruments is being amortized as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rate on the Series C Notes outstanding as December 31, 2008, is 5.44 percent for its remaining life. Amounts outstanding under these Notes were Euro 15.6 million and Euro 97.9 million as of December 31, 2008 and 2007, respectively.

On July 1, 2008 US Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the “2008 Notes”), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility which was amended on July 1, 2008. In addition, U.S. Holdings extended the amended Bridge Loan ( see (e) below) of U.S. $150 million for a further 18 months starting from July 1, 2008.

(c) On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 1,130 million and US $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. On February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. On February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of US $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole.  Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2008 was 4.166 percent for Tranche A, 4.874 percent for Tranche B, 1.189 percent on Tranche C amounts borrowed in US Dollars and 3.397 percent on Tranche C borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2008. Under this credit facility, Euro 1,001.4 million and Euro 1,059.9 million was borrowed as of December 31, 2008 and 2007, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.565 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro 0.17 million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately Euro 0.07 million, net of taxes.

During the third quarter of 2007 the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US $325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of Libor for an average fixed rate of 4.616 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US $ (17.3) million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately US $ (6.3) million, net of taxes.

(d) Other loans consist of several small credit agreements. Certain subsidiaries’ fixed assets are pledged as collateral for such loans.

(e) On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and its subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity date on two occasions for one year each time. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on “Net Debt to EBITDA” ratio, as defined in the agreement (1.545 percent for Facility D and 2.346 percent for Facility E on December 31, 2008). On September 2008, the Company exercised an option included in the agreement to extend the maturity date of Tranches D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2008. US $1,500.0 million was borrowed under this credit facility as of December 31, 2008.

During the third quarter of 2007 the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US $500.0 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of Libor for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US $ (30.1) million, net of taxes, is included in other comprehensive income as of

December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2009 is approximately US $ (9.5) million, net of taxes.

During the fourth quarter of 2008 US Holdings entered into ten interest rate swap transactions with an aggregate initial notional amount of US $500.0 million with various banks (“Tranche D Swaps”).The last maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of Libor for an average fixed rate of 2.77 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US $ (10.7) million, net of taxes, is included in other comprehensive income as of December 31, 2008. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these hedges in fiscal 2009 is approximately US $ (4.7) million, net of taxes.

The short term bridge loan facility was for an aggregate principal amount of U.S. $500 million. Interest accrued on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and its subsidiary U.S. Holdings entered into an amendment and transfer agreement to the U.S. $500.0 million short-term bridge loan facility entered into to finance the Oakley acquisition. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrues at LIBOR (as defined in the agreement) plus 0.60 percent (4.6525 percent as of December 31,2008). As of December 31, 2008 U.S. $150.0 million was borrowed under this facility.

Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2008 as follows (thousands of Euro):

Years eneded December 31
2009	286,213
2010	260,601
2011	257,978
2012	511,564
2013	1,305,686
Thereafter	183,460

Total	2,805,502

10.       EMPLOYEE BENEFITS

Liability for Termination Indemnities -

With regards to staff leaving indemnities (“TFR”), Italian law provides for severance payments to employees upon dismissal, resignation, retirement of other termination of employment.  TFR, through December 31, 2006, was considered an unfunded defined benefit plan.  Therefore, through December 31, 2006, the Company accounted for the defined benefit plan in accordance with EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan,” using the option to record the vested benefit obligation, which is the actuarial present value of the vested benefits to which the employee would be entitled if the employee retired, resigned or were terminated as of the date of the financial statements.

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

There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charges to earnings for the years ended December 31, 2008, 2007 and 2006 were Euro 17.9 million, Euro 15.4 million and Euro 12.9 million respectively.

Qualified Pension Plans — During fiscal years 2008, 2007, and 2006, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan (“Lux Plan”), which provides for the payment of benefits to eligible past and present employees of the Company upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

The Lux Plan was amended effective January 1, 2006, granting eligibility to associates who work in the Cole Vision stores, field management, and the related labs and distribution centers. Additionally, the Company amended the pension accrual formula for the Cole associates, as well as all new hires for the Company. The new formula has a more gradual benefit accrual pattern and incorporates changes to the vesting schedule as required by the Pension Plan Protection Act of 2006.

As of the effective date of the Cole acquisition, the Company assumed sponsorship of the Cole National Group, Inc. Retirement Plan (“Cole Plan”). This was a qualified noncontributory defined benefit pension plan that covered Cole employees who met eligibility service requirements and were not members of certain collective bargaining units. In January 2002, the Cole Plan was frozen for all participants. The average pay for all participants was frozen as of March 31, 2002, and covered compensation was frozen as of December 31, 2001. Benefit service was also frozen as of March 31, 2002, except for those who were age 50 with 10 years of benefit service as of that same date, whose service will continue to increase as long as they remain employed by the Company. As of December 31, 2007, the Cole Plan was merged into the Lux Plan. The projected benefit obligation and fair value of net assets transferred on such date were Euro 34.2 million (US $49.9 million) and Euro 37.6 million (US $54.9 million), respectively. Upon the merger, there were no changes to the provisions or benefit formulas of the Lux Plan.

Nonqualified Pension Plans and Agreements — The Company also maintains a nonqualified, unfunded supplemental executive retirement plan (“SERP”) for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

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

The following tables provide key information pertaining to the Company’s pension plans and SERPs. During the fiscal year 2008, the Company adopted a December 31 measurement date for these plans as required by SFAS 158. The Company used a September 30 measurement date for fiscal 2007 (thousands of Euros).

	Pension Plans		SERP
Obligation and funded status	2008	2007	2008	2007

Change in benefit obligations:
Benefit obligation — beginning of period	266,786	272,248	10,095	8,320
Service cost	21,666	16,449	679	504
Interest cost	21,210	15,606	870	589
Actuarial (gain)/loss	55	(1,690)	92	1,871
Benefits paid	(11,111)	(8,573)	(294)	(219)
Translation difference	14,914	(27,254)	573	(970)
Benefit obligation — end of period	313,520	266,786	12,015	10,095

	Pension Plans		SERP
	2008	2007	2008	2007

Change in plan assets:
Fair value of plan assets — beginning of period	226,575	216,792
Actual return on plan assets	(55,679)	24,203
Employer contribution	16,318	16,717	294	219
Benefits paid	(11,111)	(8,573)	(294)	(219)
Translation difference	8,276	(22,564)
Fair value of plan assets — end of period	184,379	226,575	0	0

Funded status	(129,141)	(40,211)	(12,015)	(10,095)

Amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007, consist of the following (thousands of Euros):

	Pension Plans		SERP
	2008	2007	2008	2007
Liabilities:
Current liabilities	—	—	443	770
Noncurrent liabilities	129,141	40,211	11,572	9,325
Total accrued pension liabilities	129,141	40,211	12,015	10,095

Other comprehensive income:
Net loss	104,015	28,380	3,535	3,898
Prior service cost	217	283	5	17
Contributions after measurement date	—	—		5
Accumulated other comprehensive income	104,232	28,663	3,540	3,920

The accumulated benefit obligations for the pension plans and SERPs as of December 31, 2008 and September 30, 2007 and 2006 were as follows (thousands of Euros):

	Pension Plans			SERP
	2008	2007	2006	2008	2007	2006

Accumulated benefit obligations	288,828	245,829	255,239	10,124	7,989	6,542

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net Periodic Benefit Cost:
Service cost	17,333	16,449	13,326	543	504	335
Interest cost	16,968	15,606	15,090	696	589	442
Expected return on plan assets	(17,256)	(16,703)	(15,837)
Amortization of actuarial loss	1,174	2,640	3,277	342	413	299
Amortization of prior service cost	52	547	561	(9)	9	10

Net periodic benefit cost	18,271	18,539	16,417	1,572	1,515	1,086

Adjustment due to change in measurement date	4,568			397

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	77,303	(9,191)	4,518	92	1,871	1,831
Prior Service cost			297
Amortization of actuarial loss	(1,467)	(2,640)	(3,277)	(427)	(413)	(299)
Amortization of prior service cost	(64)	(547)	(561)	(11)	(9)	(10)

Total recognized in other comprehensive income	75,772	(12,378)	977	(346)	1,449	1,522

TOTAL	98,611	6,161	17,394	1,623	2,964	2,608

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 2.0 million and Euro 0.1 million, respectively. The estimated net loss and prior service cost for the SERPs  that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 0.2 million and Euro 0.0 million, respectively.

	Pension Plans		SERP
Assumptions	2008	2007	2008	2007

Weighted-average assumption used to determine benefit obligations:

Discount rate	6.30%	6.50%	6.30%	6.50%

Rate of compensation increase	6%/5%/4%	6%/5%/4%	6%/5%/4%	6%/5%/4%

Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2008 and 2007:

Discount rate	6.50%	6.00%	6.50%	6.00%

Expected long-term return on plan assets	8.00%	8.25%	N/A	N/A

Rate of compensation increase	6%/5%/4%	6%/5%/4%	6%/5%/4%	6%/5%/4%

Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

The Company uses an assumption for salary increases based on a graduated approach of historical experience. The Company’s experience shows salary increases that typically vary by age.

Our actuaries use the RP-2000 Mortality Table, which includes death rates for each age, in estimating the amount of pension benefits that will become payable.

For 2008, the Company’s long-term rate of return assumption on the pension plans’ assets was 8.00%. In developing this assumption, the Company considered input from its third-party pension asset managers, investment consultants, and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the pension plans’ historical average return over various periods of time (through September 30, 2008). The resulting assumption was also benchmarked against the assumptions used by other U.S. corporations as reflected in several surveys to determine consensus thinking at that time on this assumption.

Plan Assets — The pension plan’s target and actual asset allocations at December 31, 2008 and September 30, 2007, by asset category are as follows:

	Asset Allocation	Plan Assets at December 31, 2008	Plan Assets at September 30, 2007
	Target	Lux Plan	Lux Plan	Cole Plan
Asset Category
Equity securities	65%	57%	63%	72%
Debt securities	35%	42%	35%	27%
Other	—%	1%	2%	1%

Total	100%	100%	100%	100%

The Lux Plan’s investment policy defines the target allocation as mentioned in the above table as well as a range of possible allocations.  The range of allocation to equity securities is 58% to 72% and the range of allocation to debt securities is 32% to 38%.  The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts.  Beginning in September 2008, the global capital markets took a downward turn and have since become extremely volatile.  This volatility is evident in the year-end market values of plan assets.  Upon direction from the plan’s administrator, the Luxottica Group’s Employee Retirement Income Security Act of 1974 (“ERISA”) Plans Compliance and Investment Committee, it was decided to refrain from an actual rebalancing of the plan’s assets until the markets become more stable.

Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active strategies. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments), and individual securities. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts (“ADRs”) or common stock of the Company. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

The defined benefit pension plans have an investment policy that was developed to serve as a management tool to provide the framework within which the fiduciary’s investment decisions are made, establish standards to measure investment manager’s performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process.

Benefit Payments — The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated (thousands of Euros):

	Pension	Supplemental
	Plan	Plans
2009	10,677	442
2010	11,314	560
2011	12,395	558
2012	13,670	948
2013	15,276	1,179
2014-2018	92,668	4,746

Contributions — The Company expects to contribute Euro 26.9 million to its pension plan and Euro 0.4 million to the SERP in 2009.

Other Benefits — The Company provides certain postemployment medical, disability, and life insurance benefits. The Company’s accrued liability related to this obligation as of December 31, 2008 and 2007, was Euro 1.6 million and Euro 1.4 million, respectively, and is included in other long term liabilities on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees. The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the parent company’s ADRs or cash. Aggregate contributions made to the tax incentive savings plan by the Company were Euro 8.8 million and Euro 8.1 million for fiscal 2008 and 2007, respectively. For fiscal 2008 and 2007, these contributions did not include a discretionary match.

Upon the acquisition of Oakley, effective November 14, 2007, the Company also sponsors a tax incentive savings plan for all United States Oakley associates with at least six months of service. This plan is funded by employee contributions with the Company matching a portion of the employee contribution. Company contributions to the plan for fiscal 2008 and for the period November 14, 2007 through December 31, 2007, were Euro 1.2 million and Euro 0.1 million, respectively.

The Company sponsors the following additional other benefit  plans, which cover certain present and past employees of the Cole companies acquired:

•                 Cole provides, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2008 and 2007, the accrued liability, related to these benefits, was Euro 0.7 million and Euro 1.0 million, respectively, and is included in “other long term liabilities” on the consolidated balance sheet.

•                 The Company sponsors a tax incentive savings plan covering all full-time employees in Puerto Rico.  The Company makes quarterly contributions in cash to the plan based on a percentage of employee’s contributions.  The Company may make an annual discretionary contribution to the plan, which may be made in the parent company’s ADRs or cash.  In 2008 and 2007, contributions to the plan were immaterial.  For fiscal 2008 and 2007, these contributions did not include a discretionary match.

•                 Cole established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 1.0 million and Euro 1.0 million at December 31, 2008 and 2007, respectively, is included in “other long term liabilities” on the consolidated balance sheets.

Other Defined Contribution Plan —The Company continues to participate in superannuation plans in Australia and Hong Kong.  The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disablement or death.  Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund.  Contributions are accrued based on legislated rates and annual compensation.

Certain employees of the Company located outside the United States are covered by state sponsored postemployment benefit plans. These plans are generally funded in conformity with the applicable local government regulations and amounts are expensed as contributions accrue. The aggregate liability to the Company for these foreign postemployment benefit plans as of December 31, 2008 and 2007, was immaterial.

Health Benefit Plans — The Company partially subsidizes health care benefits for U.S. eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65.

As of the Cole acquisition date, the Company assumed a liability for a postretirement benefit plan maintained by Cole in connection with its acquisition of Pearle in 1996. This plan was closed to new participants at the time of Cole’s acquisition of Pearle. Under this plan, the eligible former employees are provided life insurance and certain health care benefits, which are partially subsidized by Cole. Medical benefits under this plan can be maintained past age 65. Effective January 1, 2008, the Cole postretirement benefit plan was merged into the Luxottica Group Postretirement Medical Benefits Program (“Lux Postretirement Plan”). The projected benefit obligation transferred on such date was Euro 2.2 million. Upon the merger, there were no changes to provisions of the Lux Postretirement Plan.

Amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007, consist of the following (thousands of Euros):

	2008	2007
Liabilities:
Current liabilities	157	173
Noncurrent liabilities	2,773	3,260
Total accrued postretirement liabilities	2,930	3,433

Amounts recognized in accumulated OCI are immaterial.

Benefit Payments — The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated (thousands of Euros):

Years Ending December 31
2009	157
2010	171
2011	192
2012	206
2013	215
2014-2018	1,275

Contributions — The expected contributions for 2009 are expected to be immaterial for both the Company and aggregate employee participants.

For 2008, an 11.0% (11.5% for 2007) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.3% at December 31, 2008 and 6.5% at September 30, 2007.

The weighted-average discount rate used in determining the net periodic benefit cost for 2008 and 2007, was 6.5%, and 6.00%, respectively.

Implementation of SFAS No. 158

As required by SFAS 158, during fiscal 2008 the Company adopted a December 31 measurement date for the Lux Plan, SERP and the Lux Postretirement Plan.  As a result of this change in measurement date, the adjustment to Retained Earnings net of tax related to the Lux Plan, the SERP and Lux Postretirement Plan was a decrease of Euro 2.8 million, Euro 0.2 million and Euro 0.1 million, respectively. The impact to accumulated other comprehensive income net of tax related to the Lux Plan and the SERP plans was an increase of Euro 0.2million, Euro 0.0 million and Euro 0.0 million, respectively

11.          STOCK OPTION AND INCENTIVE PLANS

Stock Option Plan

Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company’s stock option plans (the “plans”). The aggregate number of shares permitted to be granted under these plans to the employees is 24,714,600. The Company believes that the granting of options to these key employees strengthens their loyalty and recognizes their contribution to the Group’s success. Prior to 2006, under the older plans the stock options were granted at a price that was equal to or greater than market value of the shares at the date of grant. Under the 2005 and 2006 plans, options were granted at the greater of either (i) the previous 30 day average stock price immediately before the date of grant or (ii) the price on the grant date depending on certain regulatory requirements of the country where the employee receiving the option is located. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

The Company adopted SFAS No. 123(R), Share-Based Payment, as of January 1, 2006, and at such point began expensing stock options over their requisite service period based on their fair value as of the date of grant. For the years ended December 31, 2008, 2007 and 2006, Euro 7.5 million, Euro 7.8 million and Euro 7.0 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the Plans as of December 31, 2008, and changes during the year then ended is as follows:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining	Aggregate
	of Options	(Denominated	Contractual	Intrinsic Value
	Outstanding	in Euro)	Terms	(Euro 000s)
Outstanding as of December 31, 2007	9,113,913	16.61
Granted	2,020,500	18.08
Forfeitures	(248,800)	10.89
Exercised	(724,613)	8.65
Outstanding as of December 31, 2008	10,161,000	13.89	5.51	3,611
Exercisable at December 31, 2008	5,708,000	14.57	3.75	3,611

The weighted-average fair value of grant-date fair value options granted during the years 2008, 2007 and 2006 was Euro 5.02, Euro 6.03 and Euro 5.72, respectively.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted – average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2008	2007	2006

Dividend yield	1.65%	1.43%	1.33%
Risk-free interest rate	3.63%	3.91%	3.11%

Expected option life (years)	6.27	5.7	5.8

Expected volatility	26.93%	23.70%	25.91%

Weighted average fair value (Euro)	5.02	6.03	5.72

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

As of December 31, 2008 there was Euro 10.2 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 1.8 years.

Stock Performance Plans

In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of the North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. For the years ended December 31, 2008, 2007 and 2006 Euro 0.0 million, Euro 0.2 million and Euro 1.9 million, respectively, of compensation expense has been recorded for this plan.

In September 2004, the Company’s Chairman and majority shareholder, Mr. Leonardo Del Vecchio, allocated shares held through La Leonardo Finanziaria S.r.l., an Italian holding company of the Del Vecchio family, representing, at that time, 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company at an exercise price of Euro 13.67 per share. The stock options to be issued under the stock option plan vested upon meeting certain economic objectives in June 2006. For the year ended December 31, 2006 Euro 21.4 million of compensation expense has been recorded for this plan.

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions throughout the Company which vest and become exercisable as certain financial performance measures are met. Upon vesting the employee will be able to exercise such options until they expire in 2016. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met no additional compensation costs will be recognized and previous compensation costs recognized will be reversed. In 2008 management revisited their estimate of the period when the targeted performance measures are likely to be met. Based on the new estimate the vesting period has been postponed to December 31, 2013. For the years ended December 31, 2008, 2007 and 2006, Euro 3.0 million, Euro 34.1 million and Euro 17.6 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the performance plans as of December 31, 2008, and changes during the year then ended are as follows:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining	Aggregate
	of Options	(Denominated	Contractual	Intrinsic Value
Performance Plans	Outstanding	in Euro)	Terms	(Euro 000s)
Outstanding as of December 31, 2007	22,670,000	18.01
Granted	1,203,600
Forfeitures	(100,000)	22.09
Exercised	(20,000)	12.64
Outstanding as of December 31, 2008	23,753,600	17.1	6.37	15,362
Exercisable at December 31, 2008	9,650,000	13.66	5.55	15,362

The weighted-average fair value of grant-date fair value options granted during the year 2006 was Euro 5.13. There were no performance grants issued in 2007. In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the “Board”) (the “2008 PSP”) was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group’s key employees and to recognize their contribution to the Group’s success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain financial target as defined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP’s beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares. Management believes that, based on the current estimates, the Group performance targets as defined by the plan will not be achieved. Accordingly no compensation expense has been recorded in 2008 for this plan.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted — average assumptions used in the valuation and the resulting weighted average fair value per option granted:

			2006
	2008		Plan I	Plan II
	PSP	2007	(a)	(b)
Dividend yield	1.65%	—	1.33%	1.33%
Risk-free interest rate	3.96%	—	3.88%	3.89%
Expected option life (years)	2.10	—	5.36	5.53
Expected volatility	30.41%	—	26.63%	26.63%
Weighted average fair value (Euro)	17.67	—	6.15	5.8

(a)   Stock Performance Plan issued in July 2006 for a total of 9,500,000 options granted

(b)   Stock Performance Plan issued in July 2006 for a total of 3,500,000 options granted

As of December 31, 2008 there was Euro 14.8 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 5 years.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the consolidated statements of shareholders’ equity.

12.       SHAREHOLDERS’ EQUITY

In May 2008 and June 2007, the Company’s Annual Shareholders Meetings approved cash dividends of Euro 223.6 million and Euro 191.1 million, respectively. These amounts became payable in May 2008 and June 2007, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 5.6 million and Euro 5.5 million at December 31, 2008 and 2007, respectively.

Luxottica Group’s legal reserve roll-forward for fiscal period 2006-2008 is detailed as follows (thousands of Euro):

January 1, 2006	5,477
Increase in fiscal year 2006	36
December 31, 2006	5,513
Increase in fiscal year 2007	23
December 31, 2007	5,536
Increase in fiscal year 2008	18
December 31, 2008	5,554

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7 percent of the authorized and issued share capital. As of December 31, 2004, both repurchase programs expired and US Holdings purchased 6,434,786 ADRs (1,911,700 in 2002 and 4,523,786 in 2003) at an aggregate purchase price of Euro 70.0 million (U.S. $73.8 million translated at the exchange rate at the time of the transactions). In connection with the repurchase, an amount of Euro 70.0 million is classified as treasury shares in the Company’s consolidated financial statements. The market value of these shares based on the share price as listed on the Milan Stock Exchange at December 31, 2008, is approximately Euro 81.5 million (US $113.8 million).

13.       SEGMENTS AND RELATED INFORMATION

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Sunglass Hut International, OPSM Group Limited and Cole National Corporation. For 2007, Oakley was viewed as a stand alone segment since it was not yet integrated into the wholesale and retail segments.

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

(thousands of Euro)	Manufacturing and Wholesale	Retail	Oakley	Inter-Segments Transactions and Corporate Adjustments		Consolidated

Year ended December 31, 2006

Net Sales	1,715,369	3,294,161		(333,374	)(1)	4,676,156
Income from operations	445,843	431,547		(121,403	)(2)	755,987
Capital Expenditure	108,117	164,063		0		272,180
Depreciation & Amortization	57,331	122,403		41,063	(3)	220,797
Identifiable assets	1,853,144	1,343,482		1,772,252	(4)	4,968,878

Year ended December 31, 2007

Net Sales	1,992,740	3,233,802	86,964	(347,452	)(1)	4,966,054
Income from operations	527,991	361,809	3,717	(60,204	)(2)	833,313
Capital Expenditure	112,973	213,293	8,503	0		334,769
Depreciation & Amortization	68,981	118,100	7,682	38,050	(3)	232,813
Identifiable assets	2,321,204	1,405,299	1,937,292	1,493,471	(4)	7,157,266

Year ended December 31, 2008

Net Sales	2,472,330	3,109,146		(379,865	)(1)	5,201,611
Income from operations	545,507	291,469		(87,213	)(2)	749,763
Capital Expenditure	125,489	170,947				296,436
Depreciation & Amortization	85,987	123,129		55,822	(3)	264,938
Identifiable assets	2,750,081	1,528,410		3,026,734	(4)	7,305,225

(1)	Inter-segment elimination of net Sales relates to intercompany sales from the manufacturing and wholesale segment to the retail segment.

(2)

Inter-segment elimination of Income from operations mainly relates to depreciation and amortization of corporate identifiable assets and profit-in-stock elimination for frames manufactured by the wholesale segment and included in the retail segment inventory.

(3)	Corporate adjustments to depreciation and amortization relate to depreciation and amortization of corporate assets.

(4)	Corporate adjustments to identifiable assets include mainly the net value of goodwill and trade names of acquired retail businesses.

The geographic segments include Italy, the main manufacturing and distribution base, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations including Europe (excluding Italy), South and Central America and the Middle East). Sales are attributed to geographic segments based on the legal entity domicile where the sale is originated.

(Thousands of Euro) Year Ended December 31,	Italy (6)	United States and Canada (6)	Asia Pacific (6)	Other (6)	Adjustments and Eliminations	Consolidated
2006
Net sales (5)	1,321,887	3,076,503	603,640	761,955	(1,087,829)	4,676,156
Income from operations	389,275	331,002	33,841	79,397	(77,528)	755,987
Long lived assets, net	280,692	387,861	110,099	8,549	—	787,201
Identifiable assets	1,331,719	2,675,833	748,305	388,825	(175,804)	4,968,878

2007
Net sales (5)	1,506,077	3,073,086	685,561	1,114,429	(1,413,098)	4,966,054
Income from operations	377,799	324,167	57,191	127,761	(53,605)	833,313
Long lived assets, net	326,978	575,566	134,435	20,803	0	1,057,782
Identifiable assets	1,894,546	4,839,680	804,786	752,818	(1,134,565)	7,157,266

2008
Net sales (5)	1,379,599	3,376,294	729,050	1,307,631	(1,590,963)	5,201,611
Income from operations	290,697	332,564	53,262	133,018	(59,778)	749,763
Long lived assets, net	348,016	655,393	141,339	25,950		1,170,698
Identifiable assets	1,731,022	4,914,282	790,691	858,380	(989,150)	7,305,225

(5)       No single customer represents five percent or more of sales in any year presented.

(6)       Sales, income from operations and identifiable assets are the result of combination of legal entities located in the same geographic area.

14.       FINANCIAL INSTRUMENTS

Concentration of Credit Risk -

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash investments and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s cash balances and investments with highly rated banks and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and certain customers may be required to post security in the form of letters of credit. As of December 31, 2008 and 2007, no single customer balances comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2008 and 2007, was approximately Euro 12.3 million for both fiscal years, due from the host stores of our license brands retail division. These receivables represent cash proceeds from sales deposited into the host stores bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the Company’s contract with the particular host store and are based on contract arrangements that are short term in length.

Concentration of Supplier Risk -

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2008, 2007 and 2006 fiscal years, Essilor S.A. accounted for approximately 12.0 percent, 15.0 percent and 15.0 percent of the Company’s total merchandise purchases, respectively. The Company has not signed any specific purchase contract with Essilor. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

15.       COMMITMENTS AND CONTINGENCIES

Royalty Agreements -

Luxottica Group has entered into license agreements to manufacture, design and distribute prescription frames and sunglasses with selected fashion brands.

Under these license agreements, Luxottica Group is required to pay a royalty which generally ranges from five percent to 14 percent of the net sales (as identified in the relevant agreements). Some of these agreements provide also for annual guaranteed minimum payments. Such license agreements also provide for a mandatory marketing contribution that generally amounts to between five and ten percent of net sales (as identified in the relevant agreements). These license agreements typically have terms ranging from three to ten years, but may be terminated early by either party for a variety of reasons, inter alia, non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, a change in control of Luxottica Group S.p.A.

On April 17, 2008 Luxottica Group announced the signing of a 6-year license agreement for the design, manufacture and distribution of sun eyewear under the Stella McCartney brand; it is renewable for further 5 years. The agreement began on January 1, 2009.

On January 31, 2008 Luxottica Group announced the extension of the license agreement for the design, manufacture and distribution of sun and prescription eyewear under the Chanel brand for another 3 years and it is renewable for an additional period of 3 years.

Minimum payments required in each of the years subsequent to December 31, 2008 are detailed as follows (thousands of Euro):

Year Ending December 31,
2009	56,862
2010	34,148
2011	26,291
2012	23,697
2013	24,141
Thereafter	96,872
Total	262,011

Total royalties and related advertising expenses for the fiscal years 2008, 2007 and 2006 aggregated 139.5 million, Euro 181.6 million and Euro 184.1 million, respectively.

Total payments for royalties and related advertising expenses for the fiscal years 2008, 2007 and 2006 aggregated Euro 142.4 million, Euro 278.2 million and Euro 225.1 million, respectively.

Leases

The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2009 and 2025, with options to renew at varying terms. The lease arrangements for the Company’s U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense for each year ended December 31 is as follows (thousands of Euro):

	2008	2007	2006

Minimum rent	288,743	264,496	236,546
Contingent rent	55,464	60,177	64,091
Sublease income	(26,017)	(38,806)	(35,955)

	318,190	285,867	264,682

Future minimum annual rental commitments are as follows (thousands of Euro):

Years Ending December 31,
2009	262,662
2010	221,936
2011	186,977
2012	156,085
2013	127,971
Thereafter	348,249
Total	1,303,880

Other Commitments — The Company is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2008, are as follows (thousands of Euro):

Year ending December 31,	Endorsement contracts	Supplier commitments
2009	6,121	11,914
2010	2,811	11,898
2011	1,153	2,652
Thereafter	305	486
Total	10,390	26,950

Guarantees -

The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on seven store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2015. At December 31, 2008, the maximum amount for which the Company’s subsidiary is contingently liable is Euro 5.2 million.

Cole has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 3.0 million at December 31, 2008.  Performance under a guarantee by the Company is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range from one to ten years. Many are limited to periods less than the full term of the lease involved.  Under the terms of the guarantees, Cole has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, Cole may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2008 and 2007.

Short-Term Credit Facilities -

As of December 31, 2008 and 2007, Luxottica Group had unused short-term lines of credit of approximately  Euro 230.5 million and Euro 291.4 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 374.8 million (Euro 467.4 million at December 31, 2007). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2008 and 2007, these credit lines were utilized for Euro 252.4 million and Euro 312.0 million, respectively.

US Holdings maintains four unsecured lines of credit with four separate banks for an aggregate maximum credit of Euro 111.3 million (US Dollar 155.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2008, there were Euro 46.7 million (US $65.0 million) of borrowings outstanding and there were Euro 24.6 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.25 percent.

Outstanding Standby Letters of Credit -

A U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 34.2 million and Euro 31.0 million as of December 31, 2008 and 2007, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Litigation -

The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

California Vision Health Care Service Plan Lawsuit

In March 2002, an individual commenced an action in the California Superior Court for the County of San Francisco against the Company and certain of its subsidiaries, including LensCrafters, Inc. and EYEXAM of California, Inc. The plaintiffs sought to certify this case as a class action. The claims against LensCrafters and EYEXAM alleged various statutory violations relating to the confidentiality of medical information and the operation of LensCrafters’ stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses and optometrists, and other unlawful or unfair business practices. The action sought unspecified damages, statutory damages of U.S. $1,000 per class member, return of profits, restitution of allegedly unjustly obtained sums, punitive damages and injunctive relief, including an injunction that would prohibit defendants from providing eye examinations or other optometric services at LensCrafters stores in California.

The parties reached a settlement that offers a range of benefits, including store vouchers and a cash option, along with certain enhancements to LensCrafters’ business practices. The Court granted final approval of the settlement, and final judgment was entered on August 7, 2008. The settlement became final on October 6, 2008.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008, 2007 and 2006 were not material.

Cole Consumer Class Action Lawsuit

In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The claims and remedies sought are similar to those asserted in the LensCrafters and EYEXAM case. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys’ fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008, 2007 and 2006 were not material.

Oakley Shareholder Lawsuit

On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other shareholders of Oakley, Inc. (“Oakley”), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Company believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff’s motion for attorneys’ fees and expenses.  The plaintiff has appealed the Court’s May 29, 2008 ruling and the July 11, 2008 order.

Costs associated with this litigation incurred for the years ended December 31, 2008 and 2007, were not material. Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. Plaintiff brought suit on behalf of a class of Oakley’s customers. Oakley denied any liability, and later entered into a settlement arrangement with Plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2008 and 2007, were not material.

Texas LensCrafters Class Action Lawsuit

In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act (“TOA”) and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleges that LensCrafters has attempted to control the optometrists’ professional judgment and that certain terms of the optometrists’ sub-lease agreements with LensCrafters violate the TOA. The suit seeks recovery of a civil penalty of up to U.S. $1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys’ fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters’ sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. That motion is currently pending. The case was transferred to the Western District of Texas, Austin Division, in January, 2009, pursuant to the defendants’ motion to transfer venue. Although the Company believes that its operational practices in Texas comply with Texas law, if this action results in an adverse decision, LensCrafters may have to modify its activities in Texas. Further, LensCrafters and Luxottica Group might be required to pay statutory damages, the amount of which might have a material adverse effect on  the Company’s operating results, financial condition and cash flow.

Costs associated with this litigation for the year ended December 31, 2008 were not material.  Management believes, based in part on advice from counsel, that no estimate of the range of possible losses, if any, can be made at this time.

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

LUXOTTICA GROUP S.p.A. and Subsidiaries

16.                              FAIR VALUES

Certain assets and liabilities of the Company are recorded at fair value on a recurring basis while others are recorded at fair value based on specific events. SFAS No. 157 specifies a hierarchy of valuation techniques consisting of three levels:

•                                         Level 1 — Inputs are quoted prices in an active markets for identical assets or liabilities

•                                         Level 2 — Inputs are quoted for similar assets or liabilities in an active market, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable (for example interest rates and yield curves observable at common quoted intervals) or market-corroborated inputs

•                                         Level 3 — Unobservable inputs used when observable inputs are not available in situations where there is little, if any market activity for the asset or liability

At December 31, 2008 the fair value of the Company’s financial assets and liabilities measured on a recurring basis are as follows (thousands of Euros):

	Balance Sheet	December	Fair Value Measurements at Reporting Date Using
Description	Classification	31, 2008	Level 1 –	Level 2 –	Level 3 –
Marketable securities	Prepaid Expenses and Other	23,550	23,550
Foreign Exchange Contracts	Prepaid Expenses and Other	7,712		7,712
Interest Rate Derivatives	Other Assets	138		138
Interest Rate Derivatives	Other Long Term Liabilities	64,213		64,213
Foreign Exchange Contracts	Other Accrued Expenses	5,022		5,022

As of December 31, 2008 the Company did not have any Level 3 fair value measurements.

The Company maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

The fair value of the marketable securities are based on quoted prices that are observable in active markets such as bond prices, including both corporate and government bonds.

The Company portfolio of foreign exchange derivatives includes only foreign exchange forward contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use market observable inputs including Yield Curves, Spot and Forward prices.

The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of market observable inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices.

The fair value of the TR Note as of December 31, 2007 was based on discounted projected cash flows utilizing an expected yield and disclosed as “Other Assets” on the consolidated balance sheet. During 2008 the Company sold such note to a third party (see Note 4 “Sale of Things Remembered”).

SFAS 159 allows the Company to elect on a financials instrument basis to fair value such instrument with changes in its fair value recorded into operations during the period of change.  As of December 31, 2008 and for the year then ended the Company has not elected any of its financial instruments to be accounted for under SFAS  159.

LUXOTTICA GROUP S.p.A. and Subsidiaries

17.          SUBSEQUENT EVENTS

On January 28, 2009, the Company entered a new licensing agreement to design, manufacture and globally distribute sun and prescription eyewear collection by Tory Burch and TT, two emerging American fashion and lifestyle brands. The agreement with Tory Burch LLC will run for six years - renewable for a further four — with an expected launch of the first collection in 2009.

The new collections will be distributed not only by Tory Burch boutiques and premium American department stores but also in select independent optical stores and in Luxottica’s retail chains. After North America, distribution will be extended to Europe and the rest of the world.

Tory Burch, a highly appreciated brand in the affordable luxury segment, completes Luxottica’s brand portfolio by further strengthening its positioning in the key North American market and in the continually expanding department store channel.

On January 30, 2009, Luxottica Group and Salvatore Ferragamo Italia S.p.A., which controls Gruppo Ferragamo, agreed to a three-year extension of their licensing agreement covering design, manufacturing and global distribution of prescription and sun eyewear under the Salvatore Ferragamo label. The new agreement runs until December 2011, with an option on a two-year renewal under the same terms.

On April 9, 2009 Luxottica Group and Donna Karan International Inc., agreed a five-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Donna Karan and DKNY brands. The new agreement runs through December 2014, with an option for a further five-year extension.

Following the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted its top employees 1,435,600 rights to receive ordinary shares. On the same day Board of Directors authorized the reassignment of new options to employees who are currently beneficiaries of the stock option grants approved in 2006 and 2007 whose exercise price, considering present market conditions and the financial crisis, is significantly higher than the present market price and, therefore, undermine the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which will be exercisable — conditional upon the withdrawal of the options granted in 2006 and/or 2007 — at an exercise price that will be determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares on the date of grant of the new options.

On May 27, 2009 Luxottica Group and Multiopticas Internacional S.L., a company that currently owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, entered into an agreement pursuant to which Luxottica will acquire a 40 percent participation in Multiopticas Internacional. Under the terms of the agreement, which is expected to close around the end of June, Luxottica will have a call option for the remaining 60 percent of Multiopticas Internacional. The call option will be exercisable by the Group between 2012 and 2014 at a price to be determined on the basis of Multiopticas’ sales and EBITDA values at the time of the exercise.

*  *  *  *  *

Luxottica Group S.p.A. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (1) (2)	Deductions	Balance at end of period
2006	27,554	2,198	99	(7,160)	22,691
2007	22,691	2,157	8,499	(7,804)	25,543
2008	25,543	15,250	(386)	(11,338)	29,069

ALLOWANCE FOR INVENTORY RESERVE ACCOUNTS

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (3)	Deductions	Balance at end of period
2006	59,105	24,357	4,228	(42,437)	45,253
2007	45,253	58,057	26,837	(43,002)	87,146
2008	87,146	39,075	(976)	(60,157)	65,088

VALUATION ALLOWANCE

(Amounts expressed in thousands of Euro)

	Balance at beginning of period	Charged to costs and expenses	Other (1)	Deductions	Balance at end of period
2006	15,038	22,291	(1,206)	(6,342)	29,781
2007	29,781	9,391	(1,051)	(11,033)	27,088
2008	27,088	1,292	503	(4,835)	24,048

(1)	Other includes translation differences of the period.

(2)	For 2007 the beginning amount relating to the acquired balances of Oakley.

(3)	Other includes:

a) for 2006 the translation differences of the period.

b) for 2007 the beginning amount relating to the acquired balances of Oakley as well as translation differences

c) for 2008 the adjustment made to the inventory following the completion of the Oakley purchase price allocation, as well as translation difference

LUXOTTICA GROUP S.p.A. and Subsidiaries

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

4.3

Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on September 30, 2003).

4.4

Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on September 30, 2003).

4.5

Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on September 30, 2003).

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

4.14

Amendment and Transfer Agreement, dated April 29, 2008, among Luxottica U.S. Holdings Corp., as borrower, Luxottica Group S.p.A., as the company, Luxottica Group S.p.A. and Luxottica S.r.l., as original guarantors, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking), as exclusive bookrunners and arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as underwriters, Bank of America N.A. and Unicredito Italiano S.p.A. — New York Branch, as new underwriters, the Existing Lenders and the New Lenders and Banc of America Securities Limited, as agent (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).

4.15

Luxottica Group S.p.A. 2008 Performance Shares Plan (Unofficial English translation incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).

4.16

Revolving Credit Facility Agreement, dated May 29, 2008, by and among Luxottica Group S.p.A, as borrower, Luxottica U.S. Holdings Corp., as guarantor, Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders (English language summary incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).

4.17

Form of Note Purchase Agreement, dated as of June 30, 2008, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).

4.18	Form of Parent Guarantee, dated as of July 1, 2008, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).

4.19	Form of Subsidiary Guarantee, dated as of July 1, 2008, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).

8.1	List of Subsidiaries (filed herewith).

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)

By:	/s/ ANDREA GUERRA
Andrea Guerra Chief Executive Officer

Dated: June 24, 2009

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

4.3

Form of Note Purchase Agreement, dated as of September 3, 2003, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on September 30, 2003).

4.4

Form of Parent Guarantee, dated as of September 3, 2003, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on September 30, 2003).

4.5

Form of Subsidiary Guarantee, dated as of September 3, 2003, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on September 30, 2003).

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

4.14

Amendment and Transfer Agreement, dated April 29, 2008, among Luxottica U.S. Holdings Corp., as borrower, Luxottica Group S.p.A., as the company, Luxottica Group S.p.A. and Luxottica S.r.l., as original guarantors, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking), as exclusive bookrunners and arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as underwriters, Bank of America N.A. and Unicredito Italiano S.p.A. — New York Branch, as new underwriters, the Existing Lenders and the New Lenders and Banc of America Securities Limited, as agent (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).

4.15

Luxottica Group S.p.A. 2008 Performance Shares Plan (Unofficial English translation incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).

4.16

Revolving Credit Facility Agreement, dated May 29, 2008, by and among Luxottica Group S.p.A, as borrower, Luxottica U.S. Holdings Corp., as guarantor, Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders (English language summary incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).

4.17

Form of Note Purchase Agreement, dated as of June 30, 2008, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).

4.18	Form of Parent Guarantee, dated as of July 1, 2008, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).

4.19	Form of Subsidiary Guarantee, dated as of July 1, 2008, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).

8.1	List of Subsidiaries (filed herewith).

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).