Form 20-F
period 2009-12-31
LUXOTTICA GROUP SPA
filed 2010-04-29
CIK 857471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	464,386,383

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

Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements are made as of the date hereof and we do not assume any obligation to update them.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected consolidated income statement data for the years ended December 31, 2009, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2009 and 2008, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2006 and 2005, and the selected consolidated balance sheet data as of December 31, 2007, 2006 and 2005, are derived from audited consolidated financial statements which are not included in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGE]

	2009	2008(2)	2007(2)(3)	2006(2)(4)	2005(2)(4)(5)
	(In thousands of Euro except per share data)

STATEMENT OF INCOME DATA:
Net Sales	5,094,318	5,201,611	4,966,054	4,676,156	4,134,263
Cost of Sales	(1,768,436)	(1,751,251)	(1,575,618)	(1,487,700)	(1,373,073)
Gross Profit	3,325,882	3,450,360	3,390,436	3,188,456	2,761,190
OPERATING EXPENSE
Selling and Advertising	(2,106,360)	(2,124,430)	(2,069,280)	(1,948,466)	(1,755,536)
General and Administrative	(636,320)	(576,717)	(487,843)	(484,002)	(424,253)
Total	(2,742,680)	(2,700,597)	(2,557,123)	(2,432,468)	(2,179,789)
Income from Operations	583,202	749,763	833,313	755,987	581,401
OTHER INCOME (EXPENSE)
Interest Income	6,887	13,265	17,087	9,804	5,650
Interest Expense	(91,571)	(135,267)	(89,498)	(70,622)	(66,171)
Other—Net	(4,235)	(37,890)	19,780	(16,992)	18,429
Other Income (Expenses)—Net	(88,919)	(159,892)	(52,631)	(77,810)	(42,092)
Income Before Provision for Income Taxes	494,283	589,870	780,681	678,177	539,309
Provision for Income Taxes	(167,417)	(194,657)	(273,501)	(238,757)	(199,266)
Net Income from Continuing Operations	326,866	395,213	507,180	439,420	340,043
Discontinued Operations—Net of Taxes and Gain on Sale	0	0	0	(6,419)	11,504
Net Income	326,866	395,213	507,180	433,001	351,547
Less: Net Income Attributable to Noncontrolling Interests	(12,105)	(15,492)	(14,976)	(8,715)	(9,253)

Net Income Attributable to Luxottica Group Shareholders	314,762	379,722	492,204	424,286	342,294
Weighted Average Shares Outstanding (thousands)
—Basic	457,270.5	456,563.5	455,184.8	452,898.0	450,179.1
—Diluted	457,942.6	457,717.0	458,530.6	456,186.0	453,303.4
Basic Earnings per Share from Continuing Operations (1)	0.69	0.83	1.08	0.95	0.73
Basic Earnings per Share from Discontinued Operations (1)	0.00	0.00	0.00	(0.01)	0.03
Basic Earnings per Share (1)	0.69	0.83	1.08	0.94	0.76
Diluted Earnings per Share from Continuing Operations (1)	0.69	0.83	1.07	0.94	0.73
Diluted Earnings per Share from Discontinued Operations (1)	0.00	0.00	0.00	(0.01)	0.03
Diluted Earnings per Share (1)	0.69	0.83	1.07	0.93	0.76

(1)

Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share, or ADS, represents one ordinary share.

(2)

Prior year amounts have been reclassified to conform with the 2009 presentation. For additional detail, please refer to Note 1 “Reclassifications” and “Recent accounting pronouncements” to our Consolidated Financial Statements included in Item 18 of this annual report.

(3)

We acquired Oakley in November 2007. Therefore, fiscal year 2007 includes operating results of Oakley for the period from and after November 14, 2007, which was the date of the closing of the Oakley acquisition.

(4)	Results of Things Remembered, our former specialty retail business, which was sold in 2006, are classified as discontinued operations and are not included in results from continuing operations.

(5)

In March 2005, we acquired the remaining 17.43 percent of the outstanding shares of OPSM Group Limited, or OPSM, and, from that date, 100 percent of the operating results of OPSM and its subsidiaries are included above.

	As of December 31,
	2009	2008 (1)	2007	2006(1)	2005
	(In thousands of Euro except share data)
BALANCE SHEET DATA:
Working Capital(2)	562,556	366,454	(248,632)	68,187	368,863
Total Assets	7,136,056	7,305,225	7,157,266	4,968,878	4,973,522
Total Debt(3)	2,570,469	2,805,502	2,719,140	1,319,262	1,528,909
Shareholders’ Equity	2,803,343	2,506,593	2,495,158	2,215,849	1,954,033
Capital Stock	27,863	27,802	27,757	27,613	27,479
Number of Shares Adjusted to Reflect Changes in Capital (thousands)	464,386.4	463,368.2	462,623.6	460,216.2	457,975.7

(1)

Prior year amounts have been reclassified to conform with the 2009 presentation. For additional detail, please refer to Note 1 “Reclassifications” and “Recent accounting pronouncements” to our Consolidated Financial Statements included in Item 18 of this annual report.

(2)	Working capital is total current assets minus total current liabilities. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

(3)

The current portion of long-term debt was Euro 166.3 million, Euro 286.2 million, Euro 792.6 million, Euro 359.5 million and Euro 111.0 million for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

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

At our ordinary meeting of stockholders on April 29, 2009, our stockholders voted to allocate net income for 2008 to our extraordinary reserve, thereby suspending the payment of dividends until later in 2009 in order to strengthen our equity structure. At our ordinary meeting of stockholders held on October 29, 2009, our stockholders approved the distribution of a cash dividend in the amount of Euro 0.22 per ordinary share from our extraordinary reserve. The total amount of the dividend paid to holders on December 4, 2009, was Euro 102 million.

At our ordinary meeting of stockholders held on April 29, 2010, our stockholders approved the distribution of a cash dividend in the amount of Euro 0.35 per ordinary share. The dividend will be paid on May 27, 2010, to our stockholders of record on May 26, 2010, including Deutsche Bank Trust Company Americas, as depositary on behalf of holders of our American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share and is evidenced by an American Depositary Receipt, or ADR. The ADSs will trade ex-dividend on May 20, 2010. Deutsche Bank Trust Company Americas will convert the Euro amount of such dividend payment into U.S. dollars on May 27, 2010. The dividend amount for each ADS holder will be paid commencing on June 3, 2010, to all such holders of record on May 26, 2010.  The total amount of the dividend will be approximately Euro 163 million.

Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our stockholders may determine.

The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

Year	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S. $ per Ordinary Share(4)
	(Euro)		(U.S. $)
2005	0.230		0.276
2006	0.290		0.363
2007	0.420		0.564
2008	0.490		0.770
2009	0.220	(5)	0.327

(1)	Cash dividends per ordinary share are expressed in gross amounts without giving effect to applicable withholding or other deductions for taxes.

(2)	Each ADS represents one ordinary share.

(3)

Our dividend policy is based upon, among other things, our consolidated net income for each fiscal year, and dividends for a fiscal year are paid in the immediately following fiscal year. The dividends reported in the table were declared and paid in the fiscal year for which they have been reported in the table.

(4)

Holders of ADSs received their dividend denominated in U.S. dollars based on the conversion rate used by our paying agent, Deutsche Bank Trust Company Americas, as specified in the applicable proxy statement.

(5)

The dividend of Euro 0.22 per ordinary share was approved by our Board of Directors on September 18, 2009 and was voted upon and approved by our stockholders at the ordinary meeting of stockholders held on October 29, 2009.

Exchange Rate Information

The following tables set forth, for each of the periods indicated, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate, expressed in U.S. $ per Euro 1.00:

Period	Low	High	Average(1)	End of Period
Year Ended December 31, 2005	1.1667	1.3476	1.2400	1.1842
Year Ended December 31, 2006	1.1860	1.3327	1.2661	1.3197
Year Ended December 31, 2007	1.2904	1.4862	1.3705	1.4603
Year Ended December 31, 2008	1.2446	1.6010	1.4707	1.3919
Year Ended December 31, 2009	1.2547	1.5100	1.3946	1.4332

(1)          The average of the Noon Buying Rates in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High
October 2009	1.4532	1.5029
November 2009	1.4658	1.5085
December 2009	1.4243	1.5100
January 2010	1.3870	1.4536
February 2010	1.3476	1.3955
March 2010	1.3344	1.3758

On April 23, 2010, the Noon Buying Rate was U.S. $1.3360 per Euro 1.00.

Unless otherwise indicated, all convenience translations included in this annual report of amounts expressed in Euro into U.S. dollars for the relevant period or date have been made using the Noon Buying Rate in effect as of the end of such period or date, as appropriate.

In this annual report, unless otherwise stated or the context otherwise requires, references to “$,” “U.S. $,” “dollars” or “U.S. dollars” are to United States dollars, references to “Euro” or “€” are to the Common European Currency, the Euro, references to “GBP” are to the British Pound Sterling, references to “Rs” are to Indian rupees, and references to “AUD” or “A$” are to Australian dollars.

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

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about current global economic conditions poses a risk to our business because consumers and businesses may continue to postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control.  Our customers’ purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions.  If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

In the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a new or incremental tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions.  The likelihood that such third parties will be unable to overcome these financial difficulties may increase.  If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of the worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth will be at risk.

As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including: (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner; (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition; (iii) the lack of success by the acquired business in its markets; (iv) the loss of key employees of the acquired business; (v) a decrease in the focus of senior management on our operations; (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems; (vii) the cultural differences between our organization and that of the acquired business; and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

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

The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our inventory of models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

If we are unable to successfully introduce new products, our future sales and operating performance will suffer.

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and production costs would be negatively impacted since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

If we fail to maintain an efficient distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer.

The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

If we are unable to achieve and manage growth, operating margins will be reduced as a result of decreased efficiency of distribution.

In order to achieve and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our efficient distribution process could be at risk and we could lose market share in affected regions, which could materially adversely affect our business prospects.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or financial results will suffer.

We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Versus, Salvatore Ferragamo, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Anne Klein, Stella McCartney and, most recently, Tory Burch. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. See Item 4—“Information on the Company—Overview—Brand Portfolio” regarding our new license agreement for the Tory Burch name. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the years ended December 31, 2009 and 2008, the sales realized through the Prada and Miu Miu trade names together represented approximately 4.7 percent and 5.5 percent of total sales, respectively.  For the years ended December 31, 2009 and 2008, the sales realized through the Dolce & Gabbana and D&G trade names together represented approximately 4.0 percent and 5.1 percent of total sales, respectively.  Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 39 million people wear contact lenses in the United States, and disposable contact lenses is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown substantially since it was approved by the U.S. Food and Drug Administration in 1995.

Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

If the Euro strengthens relative to certain other currencies, our profitability as a consolidated group will suffer.

Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

•                  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, thus adversely affecting our business and results of operations; and

•                  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results.

See Item 11—“Quantitative and Qualitative Disclosures about Market Risk.”

If our business suffers due to changing local conditions, our profitability and future growth will be affected.

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

•                  cash repatriation restrictions;

•                  application of the Foreign Corrupt Practices Act;

•                  difficulty in enforcing intellectual property and contract rights;

•                  disruptions of capital and trading markets;

•                  accounts receivable collection and longer payment cycles;

•                  potential hostilities and changes in diplomatic and trade relationships;

•                  legal or regulatory requirements;

•                  withholding and other taxes on remittances and other payments by subsidiaries;

•                  investment restrictions or requirements; and

•                  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Compliance with U.S. and foreign laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

Additionally, as a U.S. government contractor through our Oakley and Eye Safety Systems subsidiaries, we must comply with, and are affected by, U.S. laws and regulations related to our government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business.  We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—“Information on the Company—Regulatory Matters” and Item 8—“Financial Information—Legal Proceedings.”

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

If we are unable to maintain our current operating relationship with host stores of our Licensed Brands, we could suffer a loss in sales and possible impairment of certain intangible assets.

Our sales depend in part on our relationships with the host stores that allow us to operate our Licensed Brands division, including Sears Optical and Target Optical. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical or Target Optical were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Leonardo Del Vecchio, our chairman and principal stockholder, controls 67.67% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

As of March 1, 2010, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.a.r.l., has the power to vote 314,403,339 Ordinary Shares, or 67.67% of the outstanding Ordinary Shares. See Item 7 — “Major Shareholders and Related Party Transactions.” As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

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

Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended.  There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment.  In addition, control procedures are designed to reduce, rather than eliminate, business risks.  As a consequence of the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with the assistance of our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other disclosable conditions may result in a negative market reaction to our securities.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our ability to effectively operate our business.

We rely on information technology systems across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer, patient or other confidential information of the Company, or damage to our reputation, and potentially significant capital investments could be required to remediate the problem, which could have a material adverse effect on our results of operations.

If we record a write-down for inventories or other assets that are obsolete or exceed anticipated demand or net realizable value, such charges could have a material adverse effect on our results of operations.

We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable and deferred tax assets. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds its fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence for fashion eyewear, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

We are exposed to credit risk on our accounts receivable. This risk is heightened during periods when economic conditions worsen.

A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

Unforeseen or catastrophic losses not covered by insurance could materially adversely affect our results of operations and financial condition.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our results of operations and financial condition.

Changes in our tax rates, the adoption of new U.S. tax legislation or exposure to additional tax liabilities could affect our future results.

We are subject to taxes in Italy, the United States and numerous other foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. In addition, the current U.S. administration and Congress have recently announced proposals for new U.S. tax legislation that, if adopted, could adversely affect our tax rate. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the U.S. Internal Revenue Service as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. Currently, some of our companies are under examination by the tax authorities in the United States. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

ITEM 4. INFORMATION ON THE COMPANY

OVERVIEW

We are a leader in premium, luxury and sport/performance eyewear, with net sales reaching Euro 5.1 billion in 2009, approximately 60,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18 —“Financial Statements” for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses, and, through Oakley, of performance optics products. We operate our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley “O” Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

Founded in 1961 by Leonardo Del Vecchio, we are now a vertically integrated organization.  Our manufacturing of prescription and sun frames and lenses for sunglasses is backed by wide-reaching wholesale and retail distribution networks comprising over 6,200 retail locations as of December 31, 2009, mostly in North America, Asia-Pacific and China.

Product design, development and manufacturing takes place in six production facilities in Italy, two wholly owned factories in China and two sports sunglasses production facilities in the United States. Luxottica also has a small plant in India serving the local market. In 2009, we produced approximately 48.7 million units.

The design and quality of our products and our strong and well-balanced brand portfolio are known around the world. Our house brands include Ray-Ban, one of the world’s best-known sun brands, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, and our licensed designer brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Paul Smith, Prada, Salvatore Ferragamo, Stella McCartney, Tiffany, Tory Burch and Versace.

Our wholesale distribution network, covering 130 countries across five continents, has 16 logistics centers and 43 commercial subsidiaries providing direct operations in key markets. We are currently seeking to penetrate emerging markets and are exploring new channels of distribution, such as shopping centers, airports and railway stations, in the geographic markets that we currently serve.

Our direct wholesale operations are complemented by an extensive retail network. We are a leader in the prescription business in North America with our LensCrafters and Pearle Vision brands, in Asia-Pacific with our OPSM,

Laubman & Pank and Budget Eyewear brands, and in China with our LensCrafters brand. In our retail sun business, we operate 2,283 retail locations in North America, Asia-Pacific, South Africa, Europe and the Middle East, mainly through the Sunglass Hut brand. In 2009, we created a new global sun and luxury retail management group to support the Sunglass Hut, Ilori, The Optical Shop of Aspen and Bright Eyes brands and reinforce our global retail brands dedicated to sun and luxury eyewear. This management group focuses on redefining our customer experience to allow us to leverage the opportunities for growth into new and existing markets.

In North America, we operate our Licensed Brands points of sale, with over 1,200 stores under the Sears Optical and Target Optical brands. In addition, we are one of the largest managed vision care operators in the United States, through EyeMed, and the second biggest lens finisher, having a network of five central laboratories and over 900 on-site labs at LensCrafters stores.

In 2009, we distributed approximately 19.7 million prescription frames and approximately 35.3 million sunglasses, in approximately 6,400 different styles.

Our Oakley brand provides a powerful wholesale and retail (“O Stores”) presence in both the performance optics and the sport channels.  In our O Store locations, we offer a variety of Oakley-branded products in addition to our Oakley sunglass styles. Our Oakley-branded products include men’s and women’s apparel, footwear, backpacks and accessories designed for surf, snow, golf, outdoor, motor sport, mountain bike and other athletic lifestyles.

Our capital expenditures for our continuing operations were Euro 200.4 million for the year ended December 31, 2009 and Euro 31.7 million for the three-month period ended March 31, 2010. We expect 2010 aggregate capital expenditures to be approximately Euro 210 million, excluding any additional investments for business acquisitions. The most significant investments planned are for the remodeling of existing stores for our North American retail operations and for investment in new IT infrastructure worldwide. We will fund these future capital expenditures with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities.”

Our principal executive offices are located at Via C. Cantù 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. We are domiciled in Milan, Italy.

HISTORY

Founding

Luxottica Group was founded by Leonardo Del Vecchio in 1961, when he set up Luxottica di Del Vecchio e C. S.a.S., which became a joint-stock company organized under the laws of Italy under the name of Luxottica S.p.A. in 1964.  We started out as a small workshop and operated until the end of the 1960s as a contract producer of dyes, metal components and semi-finished goods for the optical industry. We gradually widened the range of processes that we offered until we had an integrated manufacturing structure capable of producing a finished pair of glasses. In 1971, our first collection of prescription eyewear was presented at Milan’s MIDO (an international optics trade fair), marking our definitive transition from contract manufacturer to independent producer.

Expansion in Wholesale Distribution

In the early 1970s, we sold our frames exclusively through wholesalers. In 1974, after five years of sustained development of our manufacturing capacity, we started to pursue a strategy of vertical integration, with the goal of distributing frames directly to the market. Our first step was the acquisition of Scarrone S.p.A., which had marketed our products since 1971, and which brought with it vital knowledge of the Italian market.

Our international expansion began in the 1980s with the acquisition of independent distributors, the opening of branches and the forming of joint ventures in key international markets.  Our international wholesale development started with the opening of the first commercial subsidiary in Germany in 1981 and continued with the acquisition of Avant-Garde Optics Inc., a wholesale distributor in the U.S. market, in the mid-1980s and the acquisition of Mirari, a distributor in Japan, in the 1990s. Our international expansion continues today as we open new distribution channels in emerging markets.

Eyewear:  A New Frontier of Fashion

Throughout our history, we have invested in our products. Our acquisition in 1981 of La Meccanoptica Leonardo, the owner of the Sferoflex brand and an important flexible hinge patent, enabled us to enhance the image and quality of our products and increase our market share.

Beginning in the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into “eyewear.” Continual aesthetic focus on everyday objects and interest on the part of designers in the emerging accessories industry led us, in 1988, to embark on our first collaboration with the fashion industry by entering into a licensing agreement with Giorgio Armani. We followed up that initial collaboration (the Armani license was terminated in 2003) with numerous others, gradually building our current world-class brand portfolio featuring names like Bvlgari (1996), Salvatore Ferragamo (1998), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce & Gabbana (2006), Burberry (2006), Polo Ralph Lauren (2007), Tiffany (2008), Stella McCartney (2009) and Tory Burch (2009).

As for our house brands, we expanded in the sun business by buying Vogue (1990), Persol (1995), Ray-Ban (1999) and Oakley (2007).

Financial Markets

In 1990, we listed our American Depositary Shares (“ADSs”) on the New York Stock Exchange. In 2000, our stock was listed on Borsa Italiana’s electronic share market and has been in Italy’s Mercato Telematico Azionario (MTA) since 2003.

Entry Into Retail Distribution

In 1995, we acquired The United States Shoe Corporation, which owned LensCrafters, one of North America’s largest optical retail chains. As a result, we became the world’s first significant eyewear manufacturer to enter the retail market, thereby maximizing synergies with our production and wholesale distribution and increasing penetration of our products through LensCrafters stores.

Ray-Ban

In 1999, we acquired Ray-Ban, one of the world’s best-known sunglass brands. Through this acquisition, we obtained crystal sunglass lens technology and the associated manufacturing capacity and upgraded our portfolio with brands like Arnette, REVO and Killer Loop.

After we acquired Ray-Ban, we engaged in extensive advertising campaigns to re-launch the brand and to restore its prestige which we believe had waned in the 1990s.

A Decade of Growth

Since 2000, we have strengthened our retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in the Asia-Pacific region, and Cole National (2004), which brought with it another leading optical retail chain in North America, Pearle Vision, and an extensive Licensed Brands store business. In 2005, we began our retail expansion into China, where LensCrafters has since become a leading brand in China’s high-end market. In 2006, we started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India and the Philippines.

During this time, our wholesale segment has supported our new licensing agreements with an increasing commitment to research, innovation, product quality and manufacturing excellence, while we continue to focus our distribution expansion on customer differentiation and emerging sales channels, such as large department stores and travel retail.

Oakley

In 2007, we acquired California-based Oakley, a leading sports and performance brand, for U.S.$ 2.1 billion. Oakley, a brand known and appreciated worldwide, owns the Oliver Peoples brand and a license to manufacture and distribute the Paul Smith brand, as well as its own retail network of over 160 stores.

RECENT DEVELOPMENTS

On January 5, 2010, the minority stockholders of Luxottica Gozluc Endustri ve Ticaret Anonim Sirketi, our Turkey-based subsidiary, notified us of their intention to exercise the put option to sell to us a 35.16% interest in such subsidiary.  The purchase price will be approximately Euro 61.5 million.  The exercise of the put option will result in this becoming a wholly-owned subsidiary.  The sale is expected to close in May 2010, subject to approval by Turkish antitrust authorities.

On January 29, 2010, our subsidiary Luxottica U.S. Holdings Corp. closed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F).  See Item 5 —“Operating and Financial Review and Prospects — Liquidity and Capital Resources — Our Indebtedness — Our Other Debt Financings.”

In February 2010, Luxottica and Essilor International formed a long-term joint venture for the Australian and New Zealand markets. The joint venture will manage Eyebiz Pty Limited, Luxottica’s Sydney-based optical lens finishing laboratory, which, as a result of this alliance, will be majority-controlled by Essilor. Eyebiz will continue to supply all of Luxottica’s retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

On March 9, 2010, our Board of Directors convened a stockholders’ meeting for April 29, 2010, to approve the distribution of a cash dividend.  See Item 3 — “Key Information — Dividends.”

On March 31, 2010, we announced the five-year extension of our license agreement with Retail Brand Alliance, Inc. for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand.  The terms of the license agreement were substantially unchanged from our previous agreement and we have an option for an additional five-year extension under the same terms.

On April 16, 2010, we announced that starting with the first quarter of fiscal year 2010 and for all future reporting periods we will report our financial results in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board in all financial communications including reports to the SEC.  Up to and including the 2009 fiscal year, we had been reporting our financial results under U.S. GAAP, which we used since our initial listing on the New York Stock Exchange.

DESIGN AND PRODUCT DEVELOPMENT

Our success depends on, among other things, product design and the continuous development of new styles. Each year, we add approximately 2,300 new styles to our eyewear collections.

In our design process, we seek to merge technology and creativity.  Our designers strive for innovation and technology and treat eyewear as art, as objects to put on display.  In designing products, they survey market trends but draw mostly on their imagination and creativity.

Our in-house designers oversee the entire concept phase of the creative process, culminating in the creation of the model. At the initial phase, the prototype makers transform designs into one-off pieces, crafted by hand with meticulous precision.

Once the prototypes or style concepts are developed in the initial phase of design, they are passed on to the product department, which uses 3D software to analyze the steps necessary to bring the prototype to mass production.

Three main manufacturing technologies are involved, metal, acetate slabs and plastic (injection molding).

At this point in the cycle, the tooling shop puts together equipment needed to make the components for the new model. The first specimens obtained are assembled and undergo a series of tests required by internal quality control procedures.

The next steps are production and quality certification of sales samples of the new models. These samples are subjected to a sequence of tests to ascertain the quality of what has been engineered so far.

The final step is the production of an initial significant batch using definitive tooling certified by an external standards organization, which is produced in a pilot facility accurately representing the Luxottica plant chosen to mass produce the new model to meet the needs of production planning.

For our designer line products, our design team works with licensors to discuss the basic themes and fashion concepts for each product and then works closely with each licensor’s designers to refine such themes. In addition, our design team works directly with our marketing and sales departments, which monitor demand for our current models as well as general style trends in eyewear. The information obtained from our marketing and sales departments is then used to refine existing product designs and market positioning in order to react to changing consumer preferences.

BRAND PORTFOLIO

Our brand portfolio is one of the largest in the industry, with our major global brands backed by leading brands both at a regional level and in particular segments and niche markets. Our portfolio is balanced between house and licensed designer brands, combining the stability and volumes of the former with the prestige and high margins of the latter.

The presence of Ray-Ban, one of the world’s best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport/performance category, gives the portfolio a strong base, complemented by Persol and Oliver Peoples in the high end of the market, the Arnette and REVO brands in the sports market, and Vogue.

Alongside the house brands, which accounted for over 71% of all units sold in 2009, our portfolio has over 20 licensed designer brands, including some well-known and prestigious names in the global fashion and luxury industries. With our manufacturing know-how, capillary distribution and direct retail operations supported by targeted advertising and our experience in international markets, our goal is to be the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections.  We differentiate each designer’s offering as much as possible, meticulously segmenting it by type of customer and geographical market, to produce a broad range of models capable of satisfying the most diverse tastes and tendencies and to respond to the demands and characteristics of widely differing markets.

During 2009, we renewed our partnerships with Salvatore Ferragamo, one of our oldest licenses, dating back to 1998, Donna Karan, whose first eyewear collection was launched by us in 2005, and Versace, extending our licenses from 2011 to 2013, from 2014 to 2019 and from 2012 to 2022, respectively.

In addition, we signed an exclusive license agreement with Tory Burch LLC for the design, manufacture and worldwide distribution of prescription frames and sunglasses under Tory Burch and TT, two emerging American fashion and lifestyle brands. We launched the first eyewear collection under the Tory Burch name in November 2009 and it is currently distributed in the United States through Tory Burch boutiques, select department stores and independent optical locations, as well as our retail chains in North America. This collection will be extended across Europe and the rest of the world in 2011. The agreement, which runs for six years and is renewable for an additional five, is consistent with the 10-year average duration of our licenses with fashion houses and stylists, allowing for improved investment planning and greater realization of the value of collections. Finally, we also launched the first Stella McCartney sunglass collection in November 2009 in Europe and the United States.

The following table presents the respective percentages of our consolidated total unit (a “unit” represents an eyeglass frame or pair of sunglasses and excludes sales of other materials) sales comprised by our designer and house brands during the periods indicated:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(as a percentage of total unit sales)
Designer brands	28.3	33.0	42.7	41.2	35.9
House brands	71.7	67.0	57.3	58.8	64.1

The following table presents the respective percentages of our total sales comprised by our prescription frames and lenses and sunglasses for the periods indicated:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(as a percentage of total sales of frames and lenses)
Prescription frames and lenses	51.5	52.8	57.7	60.7	61.6
Sunglasses	48.5	47.2	42.3	39.3	38.4

House Brands

In 2009, we developed approximately 500 distinct new styles within our house brands, of which approximately 300 are optical and 200 are sun. Each style is typically produced in two sizes and five colors.

Ray-Ban

Style, tradition and freedom of expression are the key values underpinning the philosophy of Ray-Ban, a leader in sun and prescription eyewear for generations. Debuting in 1937 with the Aviator model created for American Air Force pilots, Ray-Ban joined Luxottica’s brand portfolio in 1999. Ray-Ban is recognized for the quality and authenticity of its eyewear and is worn by countless celebrities and trendsetters all over the world.

Oakley

Acquired by Luxottica in 2007, Oakley is a leading sports eyewear brand, known for its blend of technology, design and art across all its products. In addition to its sun and prescription eyewear and ski goggles, it offers branded apparel, footwear and accessories in collections addressing specific consumer categories: Sport/Active, Lifestyle and Women. Oakley is also well-known for its lens technologies and especially its High Definition Optics® (HDO®).

Arnette

Launched in California in 1992, Arnette was acquired by us in 1999, and combines the comfort and functionality demanded by extreme sports enthusiasts.

Eye Safety Systems

Acquired by us in 2007, ESS designs, develops and markets advanced eye protection systems for military, firefighting and law enforcement professionals and is a leading supplier of protective eyewear to the U.S. military and firefighting markets.

K&L

Created in 1989, Killer Loop joined our brand portfolio in 1999. It gradually evolved from a general sports style to embody a more “urban” spirit. In 2008 it took on a new name, K&L, and launched a project for collections specifically addressing the preferences of consumers in emerging markets while maintaining global distribution.

Luxottica

Launched in 1967, our original line best conveys the experience and tradition that are its essence. The brand broadened its range with Luxottica Titanium, a collection for people who prefer super-lightweight frames of elegant design.

Mosley Tribes

Launched in 2005 and part of our brand portfolio since 2007, Mosley Tribes combines design and aesthetics with a vision of the urban lifestyle and sports performance worlds. The sleek and stylish frames use titanium and injected plastic for a lightweight design, ideal for active individuals. Most frames feature advanced lens technology.

Oliver Peoples

Acquired by Luxottica in 2007, Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. All eyewear is handcrafted from the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantity and with deliberate anti-logo labeling so that only people “in the know” will recognize them.

Persol

Persol made its debut in 1917 and was acquired by us in 1995. With its evocative name, meaning “for sun”, it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The high quality makes the brand a favorite among celebrities.

Revo

Created in 1985 and acquired by us in 1999, REVO is characterized by an innovative lens based on a technology that NASA developed for satellite portholes, offering maximum protection against ultraviolet and infrared light.

Sferoflex

Sferoflex, which joined our portfolio in 1981, takes its name from the patented flexible hinge enabling the temples to conform to the shape and size of the face, thus increasing the resilience of the frame itself and ensuring perfect fit.

Vogue

Launched in 1973 under the same name as the famous fashion magazine, the Vogue brand was acquired by us in 1990. Vogue models speak through their innovative designs, their variety of colors and frames and the detailing on the temples.

Licensed Designer Brands

Our designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts and typically have terms of between three and ten years. See “—License Agreements.” Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designers. Our designer lines presently feature approximately 1,145 different styles.

Anne Klein

This product line targets successful professional women who place an emphasis on quality and image. The license dates back to 2002.

Brooks Brothers

Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the iconic features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality. We entered into the original license agreement in 1992.

Bvlgari

Under license since 1997, Bvlgari eyewear is distinguished by the high quality of its materials, attention to detail and elegant design. This product line addresses a clientele who seek a distinctive and exclusive product.

Burberry

The Burberry license agreement was signed in 2005, with the launch of the first eyewear collection in 2006. This collection features the brand’s core values of form and function, innovation and the essence of classic style.

Chanel

In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel product line, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

Dolce & Gabbana

Under license since 2005, Dolce & Gabbana eyewear collections are characterized by modern, fashionable shapes, prestige materials and sumptuous detailing, such as logos in Swarovski crystals or elegant metal circles.

D&G

The D&G eyewear collection has a youthful, innovative and unconventional spirit. The eyewear collection emphasizes the spirit of the brand: innovative, provocative and cosmopolitan.

Donna Karan

This product line reflects the design sensibility and spirit of the Donna Karan collection, offering women sophisticated styling in modern and lightweight materials.

DKNY

DKNY is easy-to-wear fashion with an urban mindset, the New York City street-smart look. DKNY eyewear caters to modern, urban, fashion-conscious women and men with multifaceted lifestyles: international, eclectic, fun and real.

Fox

Fox Eyewear collections are the result of a multi-year licensing agreement with Fox Head, Inc., a leading motocross and action sport brand based in California. Fox eyewear and ski goggles have been on the market for over five years and are currently the only brand other than Oakley to use High Definition Optics® (HDO®) technology. Fox Eyewear joined Luxottica’s brand portfolio at the end of 2007.

Miu Miu

The Miu Miu brand addresses a sophisticated, free-and-easy clientele particularly attentive to new trends and expresses Miuccia Prada’s vision of an alternative style, always characterized by a strong personality.

Paul Smith

The Paul Smith Spectacles brand, which launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain’s leading fashion designers.

Polo Ralph Lauren: Polo Ralph Lauren is comprised of six collections:

Chaps

Chaps features easy-to-wear designs in the classic tradition of Polo Ralph Lauren. The line offers a designer name to the young consumer of competitively priced sportswear.

Club Monaco

Club Monaco offers quality eyewear of style and affordable luxury. The styling targets men and women between 20 and 40 who are urban professionals and other style enthusiasts who appreciate design at mid-level prices.

POLO

The Polo collection focuses on refined designs, inspired by the heritage of Polo Ralph Lauren apparel. This collection features emblematic models that are classic and never out of style.

RALPH

This women’s line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks, and vibrant colors for a feminine, flirty and fun look.

Ralph Lauren Purple Label

The exclusive Purple Label eyewear collection combines the elegance of tradition with the requirements of the modern gentleman: high quality, precious materials, details and style.

RALPH LAUREN

The Ralph Lauren eyewear collection embraces a youthful sophisticated elegance that mixes refined luxury with cinematic glamour and an air of mystery.

PRADA

The Prada license agreement was signed in 2003. Prada collections offer a range of optical frames and sunglass collections, as well as a series of models created for leisure, identified by the brand’s unmistakable red stripe.

Salvatore Ferragamo

Salvatore Ferragamo collections are characterized by lavish attention to detail, original use of materials and creative choice of colors. The eyewear collection is inspired by the tradition of craftsmanship of this fashion house, reinterpreted in a contemporary mode.

Stella McCartney

Stella McCartney eyewear reflects the sense of modernity and innovation that the stylist shows in her creation of desirable fashion, combining everyday functionality with a strong fashion sensibility.

TIFFANY & CO.

For 169 years, Tiffany & Co. has designed and produced standard-setting jewelry and accessories. The first collection of Tiffany & Co. eyewear, launched exclusively by Luxottica in early 2008, remains true to the brand’s highest standards.

Tory Burch

Under license since 2009, Tory Burch is an attainable luxury lifestyle brand defined by classic American sportswear with an eclectic sensibility, which embodies the personal style and spirit of its co-founder and creative director, Tory Burch.

VERSACE

Versace, under license since 2003, is a lifestyle brand for modern men and women who choose to express strength, confidence and uniqueness through a bold and distinctive personal style.

VERSUS

While staying true to the essence of the Versace brand, Versus, under license since 2003, embodies a younger, edgier take on those themes.

MANUFACTURING

Plants and Facilities

Our primary manufacturing facilities are located in Italy, China and the United States. In 2009, 2008 and 2007, our manufacturing facilities produced a combined total of approximately 48.7 million, 50.1 million and 41.8 million prescription frames and sunglasses, respectively.

We have six manufacturing facilities in Italy: five in northeastern Italy, the area in which most of the country’s optical industry is based, and one near Turin. All of these facilities are highly automated, which has made it possible for us to maintain a high level of production without significant capital outlay.

Over the years, we have consolidated our manufacturing processes by concentrating a specific production technology in each of the Italian facilities. This consolidation has enabled us to improve both the productivity and quality of our manufacturing operations. We make plastic frames in the Agordo, Sedico, Pederobba and Lauriano facilities, while we produce metal frames in Agordo and Rovereto. We produce certain metal frame parts in the Cencenighe plant. The Lauriano facility also makes crystal and polycarbonate lenses for sunglasses.

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

From 1998 to 2001, we operated, through our 50 percent-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner, a facility in China to manufacture prescription frames. In 2001, we acquired the remaining 50 percent interest in this Chinese manufacturer. In 2006, we increased our manufacturing capacity in China through the construction of a new approximately 26,000 square-meter manufacturing facility to produce both metal and plastic frames for a total investment of approximately Euro 20.0 million. After the construction of this new facility, our annual average daily production in China increased by approximately 80 percent compared to 2005.  In 2007, we further expanded our manufacturing capacity in China by approximately 74,000 square meters, for a total investment of approximately Euro 7.2 million. The percentage of private label products produced at our facilities in China has been decreasing in favor of increased production of certain of our core, fashion and North American brands.

Our Dongguan plants, in China’s Guangdong province, make both plastic and metal frames.

Our Foothill Ranch facility in California manufactures high-performance sunglasses and prescription frames and lenses and assembles most of Oakley’s eyewear products, while Oakley’s manufacturing center in Dayton, Nevada produces the frames used in its X Metal® (a proprietary alloy) eyewear products. We also operate a small plant in India serving the local market.

In 2009, approximately 46 percent of all frames manufactured by us were metal-based, and the remainder was plastic.

The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house designers and engineering staff. We seek to use our manufacturing capacity to reduce the lead time for product development and thereby adapt quickly to market trends and to contain production costs, as well as maintain smaller and more efficient production runs so that we can better respond to the varying needs of different markets.

The manufacturing process for metal frames has approximately 70 phases, beginning with the production of basic components such as rims, temples and bridges, which are produced through a molding process. These components are then welded together to form frames over numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

We manufacture plastic frames using either a milling process or injection molding. In the milling process, a computer-controlled machine carves frames from colored plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

We engage in research and development activities relating to our manufacturing processes on an on-going basis. As a result of such activities, we have invested and will continue to invest in automation and in innovative technologies, thus increasing efficiency while improving quality. Costs associated with research and development activities are expensed when incurred and are not significant.

We utilize third-party manufacturers to produce Oakley apparel, footwear, watches, electronically-enabled eyewear and certain goggles.

Suppliers

The principal raw materials and parts purchased for the manufacturing process include plastic resins, metals, lenses and frame parts.

We purchase a substantial majority of raw materials in Europe and, to a lesser extent, in Asia and the United States. In addition, we use certain external suppliers for frames, lenses, eyeglass/frame cases and packaging materials.

Historically, prices of the principal raw materials used in our manufacturing process have been stable.

We have built strong relationships with our major suppliers. With most suppliers, we maintain agreements that prohibit disclosure of our proprietary information or technology to third parties. Although our Oakley subsidiary relies on outside suppliers for most of the specific molded components of its glasses, goggles, watches and footwear, it generally retains ownership of the molds used in the production of the components. We believe that most of the components can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, to further mitigate risk, we have developed an in-house injection molding capability for sunglass lenses.

Essilor S.A. has become one of the largest suppliers of our retail operations, accounting for 9% of our total merchandise purchases in 2009 and 12% in 2008. Although we do not have formal, long-term contracts with Essilor or any of our other suppliers, we have not experienced any significant interruptions in our supplies. We believe that the loss of Essilor S.A. or any of our other vendors would not have a significant impact on our future operations as we could replace them quickly with other third-party suppliers. For additional information, see Note 14 to our Consolidated Financial Statements included in Item 18 of this annual report.

Quality Control

The “Made in Italy” feature of Luxottica products represents the “culture of quality” that has been central to our organization.

Most of the manufacturing equipment that we use is specially designed and adapted for our manufacturing processes. This helps us to respond more quickly to customer demand and adhere to strict quality-control standards.

Quality and process control teams regularly inspect semi-finished products during the various phases of production, verifying the feasibility of prototypes in the design phase, controlling standards across the spectrum of products in the production phase, and subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified. Through ongoing verification of precision and expertise in all phases of production, we seek to manufacture products of the highest quality.

We design products to meet or exceed relevant industry standards for safety, performance and durability. Throughout the development process, our optics products undergo extensive testing against standards established specifically for eyewear by ANSI (Z.80.3), ASTM, Standards Australia Limited (AS 1067) and EU (EN 1836 and ISO EN 12870). These

standards relate to product safety and performance and provide quantitative measures of optical quality, UV protection, light transmission and impact resistance.

Due to the efficiency of our quality controls, the return rate for defective merchandise manufactured by us is approximately one percent.

DISTRIBUTION

We operate in all the world’s major eyewear markets and continue to expand in emerging markets.

Direct distribution in key markets makes it possible for us to maintain close contact with clients and maximize the image and visibility of our brands. Further, our experience in direct operation of stores in certain of our more important markets has given us a unique understanding of the world’s eyewear markets. All this makes it possible to achieve tight control and strategic optimization of brand diffusion, both house brands and licensed designer brands.

In emerging markets, we have made substantial investments in the last few years and intend to expand and strengthen our distribution platform.

Our Principal Markets

The following table presents our net sales by geographic market and segment for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(In thousands of Euro)
European Retail	92,054	64,572	57,973
European Wholesale	980,359	1,067,893	1,006,601
North America Retail	2,591,689	2,599,003	2,744,454
North America Wholesale	474,248	497,517	297,224
Asia-Pacific Retail	442,105	435,859	453,220
Asia-Pacific Wholesale	199,552	209,980	143,004
Other Retail	13,131	9,711	6,667
Other Wholesale	301,181	317,076	256,911
Total	5,094,318	5,201,611	4,966,054

Logistics

Our distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy and China also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics systems in the industry, with 23 distribution centers worldwide, of which 10 are in the Americas, 8 are in the Asia-Pacific region and 5 are in the rest of the world.

We have three main distribution centers (hubs) in strategic locations serving our major markets: Sedico in Europe, Atlanta in the Americas and Dongguan in the Asia-Pacific region. They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

The Sedico hub was opened in 2001 and updated with a new automated system in 2006. It currently manages over 24,400 orders per day, including eyeglasses and spare parts. Sedico ships over 145,200 units daily to customers in Europe, the Middle East and Africa and to our distribution centers in the rest of the world, from which they are then shipped to local customers.

The Sedico hub enabled us to close the local warehouses throughout Europe that characterized the previous distribution system, improving the speed and efficiency of our distribution, as well as eliminating unnecessary overhead. During 2009, the information system SAP (Systems, Applications and Products in Data Processing) was implemented in the Sedico distribution center.  The new system has allowed us to efficiently control and allocate our customers’ orders.

We plan to implement the SAP system in our Chinese distribution center in 2010 and to our remaining warehouses around the world in 2011.

The Atlanta facility, opened in 1996, has consolidated several North America-based facilities into a single state-of-the-art distribution center located close to one of the major airport hubs of the United States. This facility has a highly advanced cross-belt sorting system that can move up to 140,000 frames per day at a conveyor belt speed of 1.5 meters a second. In late 2009, the facility, which was originally a retail-only distribution center, started serving both our retail and wholesale businesses in the North American market.

Wholesale Distribution

Our wholesale distribution structure covers more than 130 countries, with 43 directly controlled or majority-owned operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed and serviced by employees.

Customers of our wholesale business are mostly retailers of mid- to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers and duty-free shops. In North America and other areas, the main customers also include independent optometrists and ophthalmologists and premium department stores.

We also distribute certain brands, including Oakley, to sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

We seek to provide our wholesale customers with pre- and post-sale services to enhance their business. These services are designed to provide customers with the best product and in a time frame and manner that best serve our customers’ needs.

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

Retail Distribution

With a strong portfolio of retail brands, we are well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eye care, everyday value, and high-quality vision care health benefits.

As of March 31, 2010, our retail business consisted of 5,809 corporate stores and 536 franchised or licensed locations as follows:

	North America	Asia- Pacific	China / Hong Kong	Europe	Africa and Middle East	South Africa	Central and South America	Total
LensCrafters	953		236					1,189
Pearle Vision	392							392
Sunglass Hut (1)	1,780	259	5	76		89		2,209
Ilori and The Optical Shop of Aspen	46							46
Oliver Peoples	6							6
Oakley retail locations (2)	114	15		12		2	4	147
Sears Optical	852							852
Target Optical	312							312
OPSM		347						347
Laubman & Pank		85						85
Budget Eyewear		99						99
Bright Eyes		55						55
David Clulow				70				70
Franchised or licensed locations(3)	374	113		11	34		4	536
	4,829	973	241	169	34	91	8	6,345

(1)    Includes Sunglass Icon locations.

(2)    Includes Oakley “O” Stores and Vaults.

(3)    Includes primarily franchised and licensed locations for Pearle Vision (363 locations) and Bright Eyes (84 locations), with the remaining locations for Budget Eyewear, David Clulow, Sunglass Hut, Oakley “O” Stores and Vaults, Oliver Peoples and other Chinese brands.

Our retail stores sell not only prescription frames and sunglasses that we manufacture but also a wide range of prescription frames, lenses and other ophthalmic products manufactured by other companies. In 2009, units manufactured with our own brand names or our licensed designer brands represented approximately 77.1 percent of the total sales of frames based on units sold by the retail division (72.4% in 2008).

Our optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, and OPSM, Laubman & Pank and Budget Eyewear, which are active throughout Australia and New Zealand. We also have a major retail presence in China, where we operate in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, we do not have a significant retail presence in Europe outside of the United Kingdom, where in 2008 we increased our stake in the David Clulow chain, which sells both prescription and sun products. As of March 31, 2010, our optical retail business consisted of approximately 6,300 retail locations globally.

LensCrafters

As of March 31, 2010, we operated a retail network of 1,189 LensCrafters stores, of which 953 are in North America and 236 stores are in China. LensCrafters is currently the largest optical retailer in North America in terms of sales. LensCrafters stores offer a wide selection of prescription frames and sunglasses, mostly made by Luxottica, in addition to a wide range of lenses and optical products made by other suppliers. LensCrafters’ products include innovative lenses, such as FeatherWates® (lightweight, thin and impact-resistant lenses), DURALENS® (super scratch-resistant lenses), Advanced View Progressive™ (free-form, digitally surfaced progressive lenses), Invisibles® (anti-reflective lenses) and MVP Maximum View Progressives® (multi-focal lenses without visible lines). Points of sale are normally in high-traffic commercial malls and shopping centers and have an on-site optometrist (sometimes a Luxottica employee) so that customers can have more immediate eye examinations. Most LensCrafters stores in North America also include a lens finishing laboratory, which improves the customer service level. During the last few years, we have invested in the premium aspects of the LensCrafters brand, adding additional elements such as an exclusive new store concept currently being implemented in store renovations across North America, associate training and advertising and marketing, which together represent the premium brand and future direction of LensCrafters. The aim of our new focus on prescription frames as fashion objects and not mere instruments is also to shorten the consumer’s purchase cycle, which is typically two to three years.

In 2006, we began to expand the LensCrafters brand in China by rebranding most of our stores there, which were acquired through the acquisition of three retail chains. As of March 31, 2010, we operated 236 stores in China and Hong Kong. Hong Kong is one of China’s most significant luxury markets, and launching LensCrafters as a premium brand in Hong Kong was important for increasing awareness and consumer demand for Luxottica products and services.

Pearle Vision

Pearle Vision is one of the largest optical retail chains in North America. Although LensCrafters and Pearle Vision both address the mid- to high-end customer bracket, their positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers’ trust in the doctor’s experience and the quality of service they receive. Pearle

Vision stores are mostly located in strip malls instead of the conventional malls where most LensCrafters and Sunglass Hut stores are located. The successful relaunching of the Pearle Vision brand in 2004 and 2005 was centered on a return to its original values, which had made Pearle Vision the “Home of Trusted Eyecare” for generations of Americans. A product mix increasingly geared to high quality has sought to restore strong customer relationships, as has the emphasis on doctors in advertising campaigns.

In order to centralize services and achieve economies of scale at Pearle locations, all in-store labs were closed and their work was transferred to nearby LensCrafters labs or to one of Luxottica’s six central lens finishing facilities. As of March 31, 2010, Pearle Vision operated 392 corporate stores and had 363 franchise locations throughout North America.

We also operate a network of retail locations in North America operating as Sears Optical and Target Optical, our “Licensed Brands”, which use the brand names of their respective host American department store.  These points of sale offer consumers the convenience of taking care of their optical needs while shopping at these department stores. Both brands have a precise market positioning that we have reinforced by improving service levels while strengthening their fashion reputation by offering brands such as Ray-Ban and Vogue. As of March 31, 2010, we operated 852 Sears Optical and 312 Target Optical locations throughout North America.

OPSM

OPSM, the largest of the three optical chains we operate in Australia and New Zealand, is a leading eyewear retail brand for luxury and fashion-minded customers. In 2009, OPSM continued its “Accelerated Fashion” program to highlight key fashion positioning featuring bright modern stores and bold fashion walls in stores to highlight Luxottica’s range of products. While it has a full range of eyewear products, OPSM continues to be identified as the leader in the luxury and fashion segments. As of March 31, 2010, we owned 305 OPSM corporate stores throughout Australia and had 1 franchise location. OPSM also has 42 corporate-owned stores in New Zealand, mainly in large urban areas.

Laubman & Pank

Laubman & Pank is well-known for its high-quality assortment and services. Laubman & Pank’s target segment is the “independent” optical shopper looking for quality eyecare and service. During the year, we continued to enhance our market positioning to ensure that the retail brand locations are appropriate for their local demographics and markets. Through this review, 10 Laubman & Pank stores were rebranded to OPSM and 11 to Budget Eyewear. As of March 31, 2010, we owned 85 Laubman & Pank corporate stores throughout Australia.

Budget Eyewear

Budget Eyewear focuses on the price-conscious shopper and offers an easy selection process for frames and lens packages in a bright and modern store environment. As of March 31, 2010, we owned 99 Budget Eyewear corporate stores throughout Australia and had 11 franchise locations.

EyeMed Vision Care

EyeMed Vision Care is one of the largest managed vision care operators in the United States, serving over 26 million subscribers in large and medium size companies and government entities and through insurance companies. EyeMed has a network of over 22,000 points of sale, including opticians, ophthalmologists, optometrists and chains operated by Luxottica.

EyeMed Vision Care seeks to offer quality, choice, value and service excellence - all priority concerns for employers shopping for vision care programs, especially for large groups. Customers using such services benefit from the quality of the products and the wide reach of the distribution network, enjoying a broad range of choices among the numerous stores in the Group’s chains and independent optical retailers.

Online Retail for Contact Lenses

In December 2009, we entered into a strategic multi-year e-commerce alliance to expand online access to contact lenses in the North American market with drugstore.com, inc., a leading online retailer of health, beauty, vision and pharmacy products.

Under this exclusive agreement, Vision Direct, Inc., a leading online contact lens retailer and a wholly-owned subsidiary of drugstore.com, inc., will collaborate with us to develop branded contact lens e-commerce sites for our North American retail business and provide customer care and fulfillment services. The alliance will enable us, starting with our retail brands, to offer a comprehensive platform for consumers to conveniently purchase contact lenses in person, by telephone or online. In addition, the two companies will pursue synergies, such as purchasing contact lenses on behalf of the alliance, and cooperate in a number of other related areas, including our North America-based wholesale business.

Lens Laboratories

Together with LensCrafters’ approximately 900 in-store labs, we operate six central lens finishing labs in North America. Combining a broad presence in the market with the capacity for handling lens finishing reduces the time and cost of lens finishing work and improves quality of service. All the labs use highly advanced technologies to meet growing demand. The six central laboratories serve all the Pearle Vision stores, the Licensed Brands stores, LensCrafters and a number of franchises. The labs in LensCrafters stores have been upgraded to help Sears and Pearle Vision stores (including those under franchise) to handle peak demand.

In addition, we operate Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling us to achieve expeditious delivery, better quality control and higher optical standards.

Most of our Australian laboratory needs are provided by the Eyebiz Laboratory. In February 2010, Luxottica and Essilor International formed a long-term joint venture for the Australian and New Zealand markets. The joint venture will manage Eyebiz Pty Limited, Luxottica’s Sydney-based optical lens finishing laboratory, which, as a result of this alliance, will be majority-controlled by Essilor. Eyebiz will continue to supply all of Luxottica’s retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

Sunglass Hut

Since the acquisition of Sunglass Hut in 2001, we have become a world leader in the specialty sunglass retail business. As of March 31, 2010, Sunglass Hut had 2,209 stores worldwide. In addition to 1,780 retail locations in North America, Sunglass Hut now has 259 corporate stores in Asia-Pacific, 76 in Europe, 89 in South Africa and 33 franchise locations in the Middle East.

Founded in the United States in 1971 to operate in department stores, Sunglass Hut gradually expanded its base of stores and kiosks in shopping malls to new retail locations on city shopping streets and in airports. Over the years, Sunglass Hut focused increasingly on selling premium sunglasses. In 2007, we developed an exclusive new store concept, which is now being extended to all prime Sunglass Hut locations around the world. This repositioning was made possible by substantial changes to the product mix allowing the chain to focus more on fashion and luxury brands, especially for women, while maintaining a varied selection of lifestyle, sport and performance sunglasses.

The chain has recently reinforced its presence in the department store channel through long-term strategic agreements with Myers in Australia, Edgards in South Africa and Macy’s in the United States.

On December 4, 2009, we entered into an agreement with Macy’s Inc. to open additional Sunglass Hut points of sale in approximately 430 Macy’s department stores in the United States. When the rollout is complete, Sunglass Hut will be the exclusive operator of Macy’s in-store sunglass departments and Macy’s department stores will be the exclusive U.S. department store with Sunglass Hut locations. Together with the over 240 Sunglass Hut departments already operating in Macy’s, this new agreement will bring the total number of in-store Sunglass Hut locations to approximately 670. New locations, which will operate as leased departments, will begin rolling out in spring 2010, with completion scheduled for spring 2011.

ILORI

ILORI is Luxottica’s high-end fashion sunwear retail brand, with 23 stores in North America as of March 31, 2010, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California.  ILORI caters to a different, more exclusive clientele than Sunglass Hut, offering a richer purchasing experience in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

The Optical Shop of Aspen

Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription and sun and its first-class customer service. As of March 31, 2010, we operated 23 stores in some of the most upscale and exclusive locations throughout the United States.

Oliver Peoples

We operate six luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples, Mosley Tribes and Paul Smith branded optical products. An additional Oliver Peoples retail location is operated under license in Tokyo.

David Clulow

In Europe, we operate David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the South East of the United Kingdom. The brand emphasizes service, quality and fashion and our marketing is targeted to reinforce these brand values and build long-term relationships with our customers. In addition to operating optical stores, David Clulow operates a number of sunglass concessions in upmarket department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2010, David Clulow operated 38 corporate-owned locations (including 8 joint ventures), 5 franchise locations and 32 sun stores/concessions.

Bright Eyes

First established in 1985, Bright Eyes is one of Australia’s largest and fastest-growing sunglass chains, with over 139 sunglass stores across the continent. As of March 31, 2010, Bright Eyes operated 55 corporate store locations and 84 franchise locations, mostly in tourist resorts and high-traffic areas.

Oakley Stores and Vaults

As of March 31, 2010, we operated 147 Oakley “O” Stores and Vaults worldwide, offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley “O” Stores are in major shopping centers. Oakley’s retail operations also are located in Mexico, Europe and the Asia-Pacific region.

e-Commerce Sites

Another important sales channel is e-commerce, including the Oakley and the Ray-Ban websites (www.oakley.com, www.Ray-Ban.com), which are complementary to the retail operations and international distribution. The websites allow consumers to purchase Oakley and Ray-Ban products as efficiently as possible, increasing awareness of both brands, improving customer service and communicating the brands’ values and essence.

MARKETING

Our marketing and advertising activities are designed primarily to enhance our image and our brand portfolio and to drive traffic into our retail locations.

Advertising expenses amounted to approximately six percent of our net sales in 2009.

Marketing Strategy for Our Wholesale Business

Our marketing strategy for the wholesale business is focused on promoting our extensive brand portfolio, our corporate image and the value of our products. Advertising is extremely important in supporting our marketing strategy, and therefore we engage in extensive advertising activities, both through various media (print, radio and television, as well as billboard advertising and digital media) directed at the end consumer of our products and at the point-of-sale (displays, counter cards, catalogs, posters and product literature).

In addition, we advertise in publications targeted to independent practitioners and other market-specific magazines and participate in major industry trade fairs, where we promote some of our new collections.

We also benefit from brand-name advertising carried out by licensors of our designer brands intended to promote the image of the eyewear collections. Our advertising and promotional efforts in respect of our licensed designer brands are developed in coordination with our licensors. We contribute to the designer a specified percentage of our sales of the designer line to be devoted to its advertising and promotion.

For our Oakley brand, we also use less conventional marketing methods, including sports marketing, involvement in grass-roots sporting events and targeted product allocations. The exposure generated by athletes wearing Oakley products during competition and in other media appearances serves as a more powerful endorsement of product performance and style than traditional commercial endorsements and results in strong brand recognition and authenticity on a global level.

Marketing Strategy for Our Retail Business

We engage in promotional and advertising activities through our retail business with the objectives of attracting customers to the stores, promoting sales, building our image and the visibility of our retail brands throughout the world and encouraging customer loyalty and repeat purchases.

The “O” Stores and Vaults are designed and merchandised to immerse the consumer in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements.

A considerable amount of our retail marketing budget is dedicated to direct marketing activities, such as communications with customers (e.g., mailings and catalogs). Our direct marketing activities benefit from our large database of customer information and investment in customer relationships, marketing technologies and skills in the United States and in Australia. Another significant portion of the marketing budget is allocated to broadcast and print media (e.g., television, radio and magazines) designed to reach the broad markets in which we operate with image-building messages about our retail business.

ANTI-COUNTERFEITING POLICY

Intellectual property is one of our most important assets.  We protect it through the registration and enforcement of our trademarks and patents around the world. Our commitment to maintaining and strengthening our anti-counterfeiting program is demonstrated through the strength of our anti-counterfeiting and brand protection team, which leverages the strengths of our global organization. This allows us, among other things, to implement a global anti-counterfeiting program to combat the widespread phenomenon of counterfeit goods, sending a strong message to the infringers that we will exercise our rights against both the retailers of counterfeit eyewear, such as street vendors, and those that supply these sellers. Through our strong investigative network, especially in China, we have been able to identify key sources of counterfeit goods, organize raids on their premises in cooperation with local law enforcement and file legal actions against the counterfeiters.

Additionally, we continue to consolidate and strengthen our cooperation with customs organizations around the world, which have helped us to stop, seize and destroy hundreds of thousands of counterfeit goods each year. We dedicate considerable efforts to monitoring the trafficking of counterfeit goods through the internet, in order to remove the offers for counterfeit eyewear from certain popular on-line auction platforms and shut down the websites that violate our intellectual property rights through the sale of counterfeit products or the unauthorized use of our trademarks.

TRADEMARKS, TRADE NAMES AND PATENTS

Our principal trademarks or trade names include Luxottica, Ray-Ban, Oliver Peoples, Oakley, Persol, Vogue, Arnette, Revo, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, Budget Eyewear and the Oakley ellipsoid “O” and square “O” logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid “O” and square “O” logos, we do not believe that any single trademark or trade name is material to our business or results of operations. The collection of Oakley and Ray-Ban products accounted for approximately 11.5 percent and 17.8 percent, respectively, of our net sales in 2009. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products, identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of trademarked logos, names and other attributes on nearly all of our products.

LensCrafters has introduced several trademarked lenses that contain innovative technology, such as AVP® and AVP Advanced View Progressives® (multi-focal lenses with a wider view of vision), FEATHERWATES® (lightweight, thin and impact resistant lenses), DURALENS® (super scratch-resistant lenses), INVISIBLES® (anti-reflective lenses), MVP® and MVP Maximum View Progressives® (multi-focal lenses without visible lines) and SUPERVIEW® (advanced A/R lenses). LensCrafters purchases these lenses under non-exclusive arrangements with third parties. The names of the lenses used by LensCrafters are typically trademarked, and the trademarks are typically owned by us. OPSM has trademarked several lenses in recent years that it uses in its advertising. They include Activise™ for contact lenses, Active™ for polycarbonate eyeglass lenses.

We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of March 31, 2010, we held a portfolio of over 600 Oakley-related patents worldwide that protect our designs and innovations.  Some of the most important of these patents relate to the following categories: innovations in lens technology and the associated optical advances; electronically enabled eyewear; innovations in frame design and functionality; biased, articulating and dimensionally stable eyewear; and interchangeable lenses.

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

The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration
Burberry Limited	Burberry Burberry Black Label**	Worldwide exclusive license	December 31, 2015
Bvlgari S.p.A.	Bvlgari	Worldwide exclusive license	December 31, 2010
Chanel Group	Chanel	Worldwide exclusive license	March 31, 2011 (renewable until March 31, 2014)
Club Monaco Corp.	Club Monaco	U.S. and Canada exclusive license	March 31, 2012 (renewable until March 31, 2017)
Dolce & Gabbana S.r.l.	Dolce & Gabbana D&G	Worldwide exclusive license	December 31, 2010 (renewable until December 31, 2015)
Donna Karan Studio LLC	Donna Karan DKNY	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2022
Jones Investment Co. Inc.	Anne Klein New York Lion Head Design AK Anne Klein	Worldwide exclusive licenses	December 31, 2012
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2013
Prada S.A.	Prada	Worldwide exclusive license	December 31, 2013

	Miu Miu		(renewable until December 31, 2018)
PRL USA Inc. The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps***	Worldwide exclusive license	March 31, 2017
Retail Brand Alliance, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2014
Salvatore Ferragamo Italia S.p.A.	Salvatore Ferragamo Ferragamo	Worldwide exclusive license	December 31, 2011 (renewable until December 31, 2013)
Stella McCartney	Stella McCartney	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Tiffany and Company	TIFFANY & CO. Tiffany	U.S., Canada, Mexico, the United Arab Emirates, Saudi Arabia, South Korea, Hong Kong, Japan, Australia, the United Kingdom, China, Taiwan, France, Germany, Italy, South America exclusive license	December 31, 2017
Tory Burch LLC	Tory Burch TT	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2018)

*          Retail Brand Alliance, Inc. is indirectly owned and controlled by one of our directors.

**        Japan only.

***      United States, Canada, Mexico and Japan only.

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

Through our acquisition of Oakley, we produce and sell to the U.S. government, including the U.S. military, and to international governments, certain Oakley and Eye Safety Systems protective eyewear products.  As a result, our operations are subject to various regulatory requirements, including the necessity of obtaining government approvals for certain products,  country-of-origin restrictions on materials in certain products, U.S.-imposed restrictions on sales to specific countries, foreign import controls, expropriation of assets and various decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied.  Additionally, we could be subject to periodic audits by U.S. government personnel for contract and other regulatory compliance.

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

We believe that Oakley and our other sports brands are leaders in non-prescription sports eyewear, where they mostly compete with smaller sunglass and goggle companies in various niches, and a number of large eyewear and sports products companies that market eyewear.

The managed vision care market is highly competitive. EyeMed has a number of competitors, including Vision Service Plan (VSP), Davis Vision and Spectera. While VSP was founded almost 55 years ago and is the current market leader, EyeMed’s consistent year-over-year growth has enabled us to become the second-largest market competitor in terms of funded lives. EyeMed competes based on its ability to offer a network and plan design with the goal of delivering overall value based on the price, accessibility and administrative services provided to clients and their members.

SEASONALITY

We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 64.2 percent and 59.6 percent of our units sold in 2009 and 2008, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. In 2008, the fiscal year for the Retail Division in North America and the United Kingdom included 53 weeks; in 2009, the fiscal year for the Retail Division in Asia-Pacific, Greater China (mainland China and Hong Kong) and South Africa included 53 weeks. A 53-week year occurs in five- to six-year intervals and will occur again in fiscal 2014 in North America and the United Kingdom and in fiscal 2015 in Asia-Pacific, Greater China and South Africa.

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

The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

Subsidiary	Country of Incorporation	Percentage of Ownership
Manufacturing
Luxottica S.r.l.	Italy	100%
Luxottica Tristar (Dongguan) Optical Co.	China	100%
Distribution
Avant-Garde Optics, LLC	United States	100%
Luxottica Retail North America Inc. (1)	United States	100%
Sunglass Hut Trading, LLC	United States	100%
OPSM Group Limited	Australia	100%
Luxottica Trading and Finance Ltd.	Ireland	100%
Holding companies
Luxottica U.S. Holdings Corp.	United States	100%
Luxottica South Pacific Holdings Pty Ltd.	Australia	100%
Luxottica (China) Investment Co. Ltd.	China	100%
Oakley, Inc.(2)	United States	100%
Arnette Optic Illusions, Inc.	United States	100%
The United States Shoe Corporation	United States	100%

(1)              Successor by merger to our LensCrafters, Cole and Pearle subsidiaries.

(2)              In addition to being a holding company, Oakley, Inc. is also a manufacturer and a distributor.

PROPERTY, PLANT AND EQUIPMENT

Our corporate headquarters is located at Via C. Cantù 2, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of March 31, 2010 is set forth below:

Location	Use	Owned/Leased	Approximate Area in Square Feet
Milan, Italy	Corporate headquarters	Owned	70,863
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	926,200
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American distribution center	Owned	183,521
Port Washington (NY), United States	U.S. corporate and wholesale headquarters and wholesale division	Owned	140,700
Foothill Ranch/Lake Forest (CA), United States (2)	Oakley headquarters, manufacturing facility and ophthalmic laboratory	Owned	641,626
Ontario (CA), United States	Oakley eyewear, apparel and footwear distribution centers	Leased	408,000
Dayton (NV), United States	Oakley manufacturing facility	Owned	63,000

Macquarie Park, Australia	Offices	Leased	61,496
Chipping Norton, Australia	Ophthalmic laboratory	Leased	60,172
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Ophthalmic laboratory, warehouse, distribution center	Leased	132,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
Knoxville (Tennessee), United States	Ophthalmic laboratory	Leased	38,500
London (Hammersmith), UK	Offices	Leased	7,400
Dongguan, China (1)(3)	Office, manufacturing facility, land and dormitories	Leased	3,031,502
Shanghai, China	Offices, fitting laboratory	Leased	23,180
Tokyo, Japan (4)	Japan corporate headquarters	Leased	13,149
Bhiwadi, India (5)	Manufacturing facility, administrative offices	Leased	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(6)	Frame manufacturing facility	Owned	191,722
Sedico, Italy(1)	Frame manufacturing facility	Owned	342,830
Izmir, Turkey	Turkish headquarters, offices, warehouse and frame manufacturing facility	Leased	92,750
Dublin, Ireland	Offices	Leased	6,650
Winnipeg, Canada	Ophthalmic laboratory, warehouse, distribution center	Leased	21,687

(1)                                  Such facility is comprised of several different premises located within the same municipality.

(2)                                  Such facility is comprised of several different premises located in Foothill Ranch and Lake Forest, California, United States. The premises in Lake Forest (116,626 square feet) are leased.

(3)                                  Such facility consists of 578,180 square feet dedicated to offices and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years.

(4)                                  On April 20, 2010, the corporate headquarters in Japan will be reduced to 8,766 square feet.

(5)                                  We have leased such facility for 99 years.

(6)                                  25,963 square feet of this facility are leased.

Substantially all of our retail stores are leased.  See “—Distribution —Retail Distribution” above for more information about our retail locations and a breakdown of the geographic regions. All of our leases expire between 2010 and 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

We believe that our current facilities (including our manufacturing facilities) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate in our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley “O” Stores and Vaults, David Clulow, and our Licensed Brands (Sears Optical and Target Optical). As of December 31, 2009, the retail segment consisted of 5,682 corporate-owned retail locations and 535 franchised or licensed locations as follows:

	North America	Asia- Pacific	China / Hong Kong	Europe	Africa and Middle East	South Africa	Central and South America	Total
LensCrafters	955		242					1,197
Pearle Vision	401							401
Sunglass Hut (1)	1,624	260	6	66		78		2,034
Ilori and The Optical Shop of Aspen	48							48
Oliver Peoples	6							6
Oakley retail locations (2)	112	15		14		2	4	147
Sears Optical	866							866
Target Optical	337							337
OPSM		332						332
Laubman & Pank		104						104
Budget Eyewear		87						87
Bright Eyes		55						55
David Clulow				68				68
Franchised or licensed locations(3)	374	110		11	34		6	535
	4,723	963	248	159	34	80	10	6,217

(1)             Includes Sunglass Icon locations.

(2)             Includes Oakley “O” Stores and Vaults.

(3)             Includes primarily franchised and licensed locations for Pearle Vision (363 locations) and Bright Eyes (84 locations), with the remaining locations for Budget Eyewear, David Clulow, Sunglass Hut, Oakley “O” Stores and Vaults, Oliver Peoples and other Chinese brands.

LensCrafters, ILORI, Pearle Vision, our Licensed Brands (Sears Optical and Target Optical), Oakley (Oakley “O” Stores and Vaults), Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM, Laubman & Pank, Budget Eyewear and Bright Eyes operate retail outlets located in Australia and New Zealand. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales.  In 2006, we began operating retail locations in mainland China and currently we have rebranded 164 locations to our premium LensCrafters brand in mainland China and Hong Kong.  In 2008, we acquired David Clulow, a premium optical retailer operating in the United Kingdom and Ireland. Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed designer brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division.

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

As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3705 in 2007 to Euro 1.00 = U.S. $1.4707 in 2008 to Euro 1.00 = U.S. $1.3947 in 2009. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—“Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity” and Item 3—“Key Information—Risk Factors—If the Euro strengthens relative to certain other currencies, our profitability as a consolidated group will suffer.”

The Oakley Merger

On November 14, 2007, we completed the merger with Oakley, for a total purchase price of approximately U.S. $2.1 billion. In accordance with the terms of the merger agreement, Oakley’s outstanding shares of common stock were converted into the right to receive U.S. $29.30 per share in cash and Oakley became an indirect wholly-owned subsidiary of Luxottica.  The merger was accounted for as a business combination for accounting purposes.

In connection with the acquisition, we increased our outstanding debt by approximately U.S. $2.2 billion.

Since the consummation of the acquisition, we have implemented our strategic integration plan with respect to Oakley.  We immediately launched a full portfolio of project tasks, with specific objectives, dedicated joint teams and designated accountabilities to address key integration and synergy areas, with direct significant involvement of our top management.

Our integration with Oakley has resulted in synergies in the following areas:

•       international wholesale development;

•       developments related to specific brands (especially Revo and Arnette);

•       sourcing retail operations synergies in the key markets of North America and Asia-Pacific; and

•       general and administrative expenses.

Currently, all integration projects are substantially complete according to the plan. In particular, we have completed the integration of the retail operations in North America, the integration of the Oakley dedicated sales force and marketing within the Luxottica commercial infrastructure in selected European countries and joint sourcing initiatives.

We have realized our initial estimate of efficiencies except for certain operating efficiencies driven by revenue, which were lower than anticipated due to the worldwide financial crisis.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, which require management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. We believe that our most critical accounting policies and estimates relate to the following:

•        Revenue Recognition;

•        Income Taxes;

•        Inventories; and

•        Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets.

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

In some countries, the wholesale and retail divisions offer the customer the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of Accounting Standards Codification (“ASC”) No. 605 (formerly SFAS No. 48), Revenue Recognition, are satisfied at the date of sale. We have estimated and accrued for the amounts to be returned in the subsequent period. This estimate is based on our right of return policies and practices along with historical data, sales trends and the timing of returns from the original transaction date when applicable. Changes to these policies and practices or a change in the trend of returns could lead to actual returns being different from the amounts estimated and accrued.

Also included in retail division revenues are managed vision care revenues consisting of (i) insurance revenues which are recognized when earned over the terms of the respective contractual relationships and (ii) administrative services revenues which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships based on an estimate of uncollectible amounts. Our insurance contracts require us to estimate the potential costs and exposures over the life of the agreement such that the amount charged to the customers will cover these costs. To mitigate the exposure risk, these contracts are usually short-term in nature. However, if we do not accurately estimate the future exposure and risks associated with these contracts, we may suffer losses as we would not be able to cover our costs incurred with revenues from the customer.

Income Taxes

Income taxes are recorded in accordance with ASC No. 740 (formerly SFAS No. 109), Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. These estimated tax rates and the deferred tax assets, including valuation allowances placed upon those deferred tax assets, and liabilities recorded are based on information available at the time of calculation. This information is subject to change due to subsequent tax audits performed by different taxing jurisdictions and changes in corporate structure not contemplated at the time of calculation, as well as various other factors.

As of January 1, 2007, we adopted ASC No. 740. ASC No. 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. ASC No. 740 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 to our Consolidated Financial Statements included in Item 18 of this annual report for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of ASC No. 740 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

Inventories

Our manufactured inventories were approximately 58.2 percent and 66.1 percent of total frame inventory for 2009 and 2008, respectively. All inventories at December 31, 2009 were valued using the lower of cost, as determined under a weighted-average method, or market. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2009, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 3.9 billion or approximately 54 percent of total assets.

As acquisitions are an important element of our growth strategy, valuations of the assets acquired and liabilities assumed on the acquisition dates could have a significant impact on our future results of operations.  Fair values of those assets and liabilities on the date of the acquisition could be based on estimates of future cash flows and operating conditions for which the actual results may vary significantly.  This may lead to, among other items, impairment charges and payment of liabilities different than amounts originally recorded, which could have a material impact on future operations. In addition, in December 2007, the FASB issued ASC No. 850 (formerly SFAS No. 141(R)), Business Combinations, which requires us to determine the value of assets and liabilities based on a full fair value measurement approach. In addition, acquisition related expenses are to be expensed as incurred and not included in the purchase price allocation, and contingent liabilities are to be separated into two categories, contractual and non-contractual, and accounted for based on which category the contingency falls into. Since we participate in business combinations, we believe this statement could have a significant effect on future results of operations.

ASC No. 350 (formerly SFAS No. 142), Intangibles - Goodwill and Other, sets forth requirements relating to accounting for ongoing intangibles. Under ASC No.  350, goodwill and intangible assets deemed to have an indefinite life are no longer amortized in the same manner as under the previous standards, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years.

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

Recent Accounting Pronouncements

See Note 1 to our Consolidated Financial Statements included in Item 18 of this annual report for a discussion of the impact of recent accounting pronouncements on our financial condition and results of operations, including the expected dates of adoption and estimated effects on our financial position, statement of cash flows and results of operations.

Overview of 2009 Results of Operations

Our business is subject to global economic cycles and retail industry conditions. In 2009, the declining values in real estate, reduced credit lending by banks, solvency concerns of major financial institutions, increases in unemployment levels and recent significant declines and volatility in the global financial markets negatively impacted the level of consumer spending, which negatively affected consumer demand for our products.

Because of our worldwide operations, our results of operations are affected by foreign exchange rate fluctuations.  In 2009, the strengthening of the U.S. dollar against the Euro, which is our reporting currency, increased net sales by Euro 129.3 million, primarily in the retail distribution segment.

Notwithstanding the economic environment in 2009, we achieved sales of Euro 5.1 billion.

In 2008 and 2009, we had the following non-recurring items which affected our financial results:

•                  A 53-week year for the retail division in North America in 2008 and a 53-week year for the retail division in Asia Pacific, Greater China and South Africa in 2009

•                  Capital loss of Euro 22.8 million (Euro 15 million net of tax) in the fourth quarter of 2008 due to the sale of a note related to the sale of Things Remembered in September 2006

•                  Restructuring costs of Euro 7.4 million in the fourth quarter of 2009 mainly associated with severance for employees in the retail distribution segment

•                  Non-recurring income in 2008 of approximately Euro 8 million related to the collection of an insurance claim.

This discussion should be read in conjunction with Item 3 — “Key Information — Risk Factors” and the consolidated financial statements and the related notes attached thereto included in Item 18.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	2009	2008(1)	2007(1)
Net Sales	100.0%	100.0%	100.0%
Cost of Sales	34.7	33.7	31.7
Gross Profit	65.3	66.3	68.3
Operating Expenses:
Selling and Advertising	41.3	40.8	41.7
General and Administrative	12.5	11.1	9.8
Total	53.8	51.9	51.5
Income from Operations	11.4	14.4	16.8
Other Income (Expense)-Net	(1.7)	(3.1)	(1.1)
Provision for Income Taxes	(3.3)	(3.7)	(5.5)
Net Income	6.4	7.6	10.2
Net Income Attributable to Non-Controlling Interest	(0.2)	(0.3)	(0.3)
Net Income Attributable to Luxottica Group Stockholders	6.2	7.3	9.9

(1)                                  Prior year amounts have been reclassified to conform with the 2009 presentation. For additional detail, please refer to Note 1 “Reclassifications” and “Recent accounting pronouncements” to our Consolidated Financial Statements included in Item 18 of this annual report.

For additional financial information by operating segment and geographic region, see Note 13 to our Consolidated Financial Statements included in Item 18 of this annual report. This includes a reclassification of prior year amounts as described in Note 13.

Comparison of the fiscal year ended December 31, 2009 to the fiscal year ended December 31, 2008

Net Sales. Net sales decreased by Euro 107.3 million, or 2.1 percent, to Euro 5,094.3 million in 2009 from Euro 5,201.6 million in 2008. Euro 137.2 million of such decrease is attributable to the decreased sales of the manufacturing and wholesale distribution segment in 2009 as compared to the same period in 2008, which was partially offset by the increase in the retail distribution segment of Euro 29.9 million. The decrease in sales in the manufacturing and wholesale distribution segment was mainly attributable to decreased sales of most of our designer brands, which was partially offset by increased sales of our Ray-Ban and Oakley brands. The increase in sales in the retail distribution segment includes positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular due to a stronger U.S. dollar compared to the Euro. The favorable exchange rate fluctuations increased net sales by Euro 124.3 million, primarily in the retail distribution segment.

In 2008, the fiscal year for the retail distribution segment in North America included 53 weeks; in 2009, the fiscal year for the retail distribution segments in Asia Pacific, China and South Africa included 53 weeks. On a comparable basis, i.e. adjusted for the additional week of sales in 2008 and 2009, net sales in 2009 decreased by Euro 68.9 million or 1.3 percent, to Euro 5,086.7 million in 2009 as compared to Euro 5,155.6 million in 2008. The table below sets forth the impact on our net sales of the additional week of sales in 2008 and 2009:

	2009	2008	Difference

Net Sales - Total Group
Amount in Euro/millions

Net Sales - as reported	5,094.3	5,201.6	(2.1)%

Additional week of sales	(7.6)	(46.0)

Net Sales — as adjusted	5,086.7	5,155.6	(1.3)%

Net sales for the retail distribution segment increased by Euro 29.9 million, or 1.0 percent, to Euro 3,139.0 million in 2009 from Euro 3,109.1 million in 2008. The increase in net sales for the period is attributable to the strengthening of the U.S. dollar against the Euro, which increased net sales for the period by Euro 124.3 million. This increase was partially offset by a 4.8 percent decrease in comparable store sales for the North American retail operations, which reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

On a comparable basis, i.e. adjusted for the additional week of sales, net sales in 2009 in the retail distribution segment increased by Euro 68.1 million, or 2.2 percent, to Euro 3,131.3 million in 2009, as compared to Euro 3,063.2 million in 2008. The table below sets forth the impact on our net sales of the additional week of sales in 2008 and 2009:

	2009	2008	Difference

Net sales — Retail
Amount in Euro/millions

Net Sales - as reported	3,139.0	3,109.1	1.0%

Additional week of sales	(7.6)	(46.0)

Net sales — as adjusted	3,131.3	3,063.2	2.2%

Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 137.2 million, or 6.6 percent, to Euro 1,955.3 million in 2009 from Euro 2.092.5 million in 2008. This decrease is mainly attributable to decreased sales of most of our designer brands, which was partially offset by increased sales of our Ray-Ban and Oakley brands. These sales volume decreases occurred in almost all of our key markets, with the exception of France and Brazil. These negative effects were partially offset by positive currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro, which caused an increase in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 5.0 million.

In 2009, net sales in the retail distribution segment accounted for approximately 61.6 percent of total net sales, as compared to approximately 59.8 percent of total net sales for 2008. This increase in sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a 6.6 percent decrease in net sales to third parties in our manufacturing and wholesale distribution segment compared to 2008; and (ii) positive currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment because of the heavy concentration of our retail business in North America, where the Euro is not the functional currency.

In 2009, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 980.4 million, comprising 50.1 percent of our total net sales in this segment, compared to Euro 1,067.9 million during 2008, or 51.0 percent of total net sales. The decrease of Euro 87.5 million in 2009 compared to 2008 constituted an 8.2 percent decrease in net sales to third parties in Europe, due to reductions in orders by wholesale customers responding to reduced consumer demand in this market as a result of the global financial crisis. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $661.4 million and comprised 24.3 percent of our total net sales in this segment in 2009, compared to U.S. $731.7 million in 2008, or 23.8 percent of total net sales. The decrease of U.S. $70.3 million in 2009 compared to 2008 constituted a decrease, in U.S. dollars, of 9.6 percent in net sales in this segment in the United States and Canada, due to the global financial crisis that caused reductions in orders by wholesale customers referred to above. In Euro, net sales in the United States and Canada decreased by 4.7 percent due to the strengthening of the U.S. dollar as compared to the Euro. In 2009, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 500.7 million, comprising 25.6 percent of our total net sales in this segment, compared to Euro 527.1 million in 2008, or 25.2 percent of our net sales. The decrease of Euro 26.4 million in 2009 compared to 2008 constituted a 5.0 percent decrease in this segment in the rest of the world due to the reductions in orders by wholesale customers referred to above.

In 2009, net sales in our retail distribution segment in the United States and Canada comprised 82.6 percent of our total net sales in this segment as compared to 83.6 percent of our total net sales in 2008. In U.S. dollars, retail net sales in the United States and Canada decreased by 5.4 percent to U.S. $3,614.5 million in 2009 from U.S. $3,822.3 million for 2008. In Euro, retail net sales in the United States and Canada decreased by only 0.3 percent to Euro 2,591.7 million in 2009 from Euro 2,599.0 million in 2008, mainly due to the strengthening of the U.S. dollar compared to the Euro and the significant portion of the retail business that was generated in U.S. dollars. During 2009, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 17.4 percent of our total net sales in the retail distribution segment and constituted an increase of 7.3 percent to Euro 547.3 million in 2009 from Euro 510.1 million for 2008.

Cost of Sales. Cost of sales increased by Euro 17.2 million, or 1.0 percent, to Euro 1,768.4 million in 2009 from Euro 1,751.3 million in 2008. As a percentage of net sales, cost of sales increased to 34.7 percent in 2009, as compared to 33.7 percent in 2008, mainly due to the impact of fixed costs on declining volumes. In 2009, the average number of frames produced daily in our facilities decreased to approximately 207,700, as compared to 213,100 in 2008, which was attributable to decreased production in the Italian manufacturing facilities in response to the overall decrease in demand.

Gross Profit. Our gross profit decreased by Euro 124.5 million, or 3.6 percent, to Euro 3,325.9 million in 2009 from Euro 3,450.4 million in 2008. As a percentage of net sales, gross profit decreased to 65.3 percent in 2009 from 66.3 percent in 2008, due to the factors noted above for cost of sales.

Operating Expenses. Total operating expenses increased by Euro 42.1 million, or 1.6 percent, to Euro 2,742.7 million in 2009 from Euro 2,700.6 million in 2008. As a percentage of net sales, operating expenses increased to 53.8 percent in 2009 from 51.9 percent in 2008 primarily due to the increase in general and administrative expenses.

Selling and advertising expenses (including royalty expenses) decreased by Euro 18.1 million, or 0.9 percent, to Euro 2,106.4 million in 2009 from Euro 2,124.4 million in 2008, due to the decreases in advertising expenses of Euro 27.1 million and in royalty expenses of Euro 15.0 million, partially offset by an increase in selling expenses of Euro 24.1 million. As a percentage of net sales, selling and advertising expenses increased to 41.3 percent in 2009 compared to 40.8 percent for 2008.

General and administrative expenses, including intangible asset amortization, increased by Euro 60.2 million, or 10.4 percent, to Euro 636.3 million in 2009 from Euro 576.2 million in 2008. The increase is mainly due to (i) the negative impact of foreign currency fluctuations, (ii) non-recurring income in 2008 of approximately Euro 8.0 million for the collection of an insurance claim, (iii) non-recurring expenses in 2009 in the amount of Euro 7.4 million resulting from the personnel restructuring of the retail distribution segment and (iv) increase in depreciation expense by approximately Euro 10.0 million in 2009. As a percentage of net sales, general and administrative expenses increased to 12.5 percent in 2009 compared to 11.1 percent for 2008.

Income from Operations. For the reasons described above, income from operations decreased by Euro 166.6 million, or 22.2 percent, to Euro 583.2 million in 2009 from Euro 749.8 million in 2008. As a percentage of net sales, income from operations decreased to 11.4 percent in 2009 from 14.4 percent in 2008.

On a comparable basis, i.e. adjusted for the additional week of sales in 2008 and 2009, for the non-recurring costs in the retail distribution segment resulting from the 2009 personnel restructuring of Euro 7.4 million in 2009 and for the non-recurring income in 2008 of approximately Euro 8.0 million related to the collection of an insurance claim, income from operations in 2009 decreased by Euro 143.6 million, or 20.5 percent, to Euro 588.0 million in 2009 as compared to Euro 731.7 million in 2008. The table below sets forth the impact on our income from operations of the items described above:

	2009	% on Net Sales	2008	%on Net Sales	Difference in basis points

Income from Operations - Total Group
Amount in Euro/millions

Income from Operations - as reported	583.2	11.4%	749.8	14.4%	(300)

Additional week of sales	(2.6)		(10.1)

Non-recurring costs	7.4

Insurance reimbursement			(8.0)
Income from Operations — as adjusted	588.0	11.6%	731.7	14.2%	(260)

Other Income (Expense) — Net. Other income (expense) - net was Euro (88.9) million in 2009 compared to Euro (159.9) million in 2008. Net interest expense decreased to Euro 84.7 million in 2009 compared to Euro 122.0 million in 2008, mainly attributable to a decrease in interest rates on our outstanding floating interest rate indebtedness. Other - net was an expense of Euro 4.2 million in 2009 and Euro 37.9 million in 2008. The change was due to a one-time loss of approximately Euro 22.8 million related to the sale in 2008 of a note we received in 2006 as part of the sale of the Things Remembered business.

Net Income. Income before taxes decreased by Euro 95.6 million, or 16.2 percent, to Euro 494.3 million in 2009 from Euro 589.9 million in 2008 for the reasons described above. As a percentage of net sales, income before taxes decreased to 9.7 percent in 2009 from 11.3 percent in 2008. Net income attributable to non-controlling interests decreased to Euro 12.1 million in 2009 from Euro 15.5 million in 2008. Our effective tax rate was 33.9 percent in 2009, compared to 33.0 percent in 2008.

Net income attributable to Luxottica Group stockholders decreased by Euro 65.0 million, or 17.1 percent, to Euro 314.8 million in 2009 from Euro 379.7 million in 2008 for the reasons described above. Net income attributable to Luxottica Group stockholders as a percentage of net sales decreased to 6.2 percent in 2009 from 7.3 percent in 2008.

Basic earnings per share were Euro 0.69 in 2009 as compared to Euro 0.83 in 2008. Diluted earnings per share were Euro 0.69 in 2009 compared to Euro 0.83 in 2008.

Comparison of the fiscal year ended December 31, 2008 to the fiscal year ended December 31, 2007

Net Sales. Net sales increased by Euro 235.5 million, or 4.7 percent, to Euro 5,201.6 million during 2008 from Euro 4,966.1 million in 2007. Euro 638.4 million of such increase is attributable to the inclusion of net sales generated by Oakley for a full year in 2008 as compared to 2007, when Oakley net sales were only included from and after the acquisition date on November 14, 2007. This positive effect was partially offset by (i) negative currency fluctuation effects, in particular due to a weaker U.S. dollar compared to the Euro, which reduced net sales by Euro 294.2 million, primarily in the retail distribution segment, (ii) a soft performance of the retail distribution segment (excluding Oakley retail-related sales), which caused a reduction in net sales of Euro 95.9 million, and (iii) a soft performance of the manufacturing and wholesale distribution segment (excluding Oakley wholesale-related sales), which caused a reduction in net sales of Euro 12.7 million.  The table below sets forth the effect on our net sales of (i) the Oakley acquisition as if Oakley had been acquired on January 1, 2007, and (ii) exchange rate fluctuations:

	2008	2007	Difference

Net Sales - Total Group
Amounts in millions of Euro
Net Sales - as reported	5,201.6	4,966.1	4.7%
Oakley’s Sales - January 1 through November 13, 2007		572.9
Exchange rate effect(1)	294.2
Pro Forma Net Sales at constant exchange rates(2)	5,495.8	5,539.0	(0.8)%

(1)                                Calculated using the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated for the twelve-month period ended December 31, 2007.

(2)                                Pro forma data reflects the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.

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

Net sales for the retail distribution segment decreased by Euro 153.2 million, or 4.7 percent, to Euro 3,109.1 million in 2008 from Euro 3,262.3 million in 2007. The decrease in net sales for the period is primarily attributable to the strengthening of the Euro, mainly against the U.S. dollar, which negatively impacted net sales for the period by Euro 228.3 million and to a 6.8 percent decrease in comparable store sales of the North American retail operations, which reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable period in the same geographic area, and applies to both periods the average exchange rate for the prior period. This decrease in net sales was partially offset by a Euro 170.9 million growth in net sales attributable to the inclusion of Oakley’s retail business. The table below sets forth the effect on our net sales of (i) the Oakley acquisition as if Oakley had been acquired on January 1, 2007, and (ii) the exchange rate fluctuations:

	2008	2007	Difference

Net Sales — Retail
Amounts in millions of Euro
Net Sales - as reported	3,109.1	3,262.3	(4.7)%
Oakley’s Sales - January 1 through November 13, 2007		145.6
Exchange rate effect(1)	228.3
Pro Forma Net Sales at constant exchange rates (2)	3,337.4	3,407.9	(2.1)%

(1)                                Calculated using the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated for the twelve-month period ended December 31, 2007.

(2)                                Pro forma data reflects the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.

Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 388.7 million, or 22.8 percent, to Euro 2,092.5 million in 2008 from Euro 1,703.8 million in 2007. This increase was due to the inclusion of Euro 467.4 million of net sales generated by Oakley’s manufacturing and wholesale business for 2008, as well as increased sales of our house brands, such as Ray-Ban. These volume increases occurred primarily in the European and North American markets, which together accounted for approximately 74.8 percent and 76.5 percent of the net sales to third parties in our manufacturing and wholesale distribution segment in 2008 and 2007, respectively. This increase was partially offset by the decrease in the net sales of the designer brands in the manufacturing and wholesale distribution segment and by negative currency fluctuations, in particular a weaker U.S. dollar compared to the Euro, which caused a reduction in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 65.9 million. The table below sets forth the effect on our net sales of (i) the Oakley acquisition as if Oakley had been acquired on January 1, 2007, and (ii) exchange rate fluctuations:

	2008	2007	Difference

Net Sales - Wholesale to third parties
Amounts in millions of Euro
Net Sales - as reported	2,092.5	1,703.8	22.8%
Oakley’s Sales - January 1 through November 13, 2007		427.3
Exchange rate effect(1)	65.9
Pro Forma Net Sales at constant exchange rates(2)	2,158.4	2,131.1	1.3%

(1)                                       Calculated using the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated for the twelve-month period ended December 31, 2007.

(2)                                       Pro forma data reflects the inclusion of the consolidated results of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.

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

On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada comprised Euro 3,096.5 million, or 59.5 percent, of total net sales in 2008, which increased as compared to net sales in the United States and Canada of Euro 3,041.7 million, or 61.2 percent of total net sales in 2007. Net sales for operations in “Asia-Pacific” increased from Euro 596.2 million, or 12.0 percent of total net sales, in 2007 to Euro 645.8 million, or 12.4 percent of total net sales, in 2008.  This was primarily due to the inclusion of the net sales generated by Oakley. Net sales for the rest of the world comprised 28.1 percent of total net sales and accounted for Euro 1,459.3 million of net sales during 2008, which represented an increase in net sales of Euro 131.1 million, or 9.9 percent, as compared to 2007. The increase in net sales for the rest of the world was due to the inclusion of the net sales generated by Oakley.

During 2008, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,067.9 million, comprising 51.0 percent of our total net sales in this segment as compared to Euro 1,006.6 million during 2007, or 59.1 percent of total net sales. The increase of Euro 61.3 million, or 6.1 percent, in 2008 compared to 2007 was primarily due to the inclusion of the new Oakley business. The increase was partially offset by the strengthening of the Euro compared to the U.S. dollar. In Euro, because of the inclusion of the dollar-denominated Oakley business, net sales to third parties in the United States and Canada increased by 67.4 percent to Euro 497.5 million in 2008 from Euro 297.2 million in 2007. Net sales to third parties in the United States and Canada were U.S. $731.7 million and comprised 23.8 percent of our total manufacturing and wholesale distribution segment net sales in 2008, as compared to U.S. $407.3 million, or 17.4 percent, of total segment net sales in 2007. The increase of U.S. $324.4 million, or 79.6 percent, in 2008 as compared to 2007 in our manufacturing and wholesale distribution segment net sales in the United States and Canada was primarily driven by the inclusion of the Oakley business and the strong performance of certain of our house brands, such as Ray-Ban and Vogue. During 2008, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 527.1 million, comprising 25.2 percent of our total net sales in this segment, as compared to Euro 399.9 million during 2007, or 23.5 percent of our net sales. The increase of Euro 127.1 million, or 31.8 percent, in 2008 as compared to 2007 in manufacturing and wholesale distribution net sales in the rest of the world was primarily driven by the inclusion of the Oakley business.

During 2008, net sales in our retail distribution segment in the United States and Canada comprised 83.6 percent of our total retail net sales as compared to 84.1 percent of our total retail distribution segment net sales for 2007. In Euro, because of the inclusion of the dollar-denominated Oakley retail business, retail distribution segment net sales in the United States and Canada decreased by 5.4 percent, from Euro 2,744.4 million in 2007 to Euro 2,599.0 million in 2008, due to the strengthening of the Euro compared to the U.S. dollar. However, in U.S. dollars, retail net sales in the United States and Canada increased by 1.6 percent from U.S. $3,761.3 million in 2007 to U.S. $3,822.5 million in 2008 due to the inclusion of the Oakley business. During 2008, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 16.4 percent of our total retail distribution segment net sales and decreased by Euro 7.8 million, or 1.5 percent, from Euro 517.9 million in 2007 to Euro 510.1 million in 2008.

Cost of Sales. Cost of sales increased by Euro 175.6 million, or 11.2 percent, to Euro 1,751.3 million in 2008 from Euro 1,575.6 million in 2007, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales increased to 33.7 percent in 2008, as compared to 31.7 percent in 2007, mainly due to the significant impact of currency fluctuations on our net sales, a significant portion of which is generated in U.S. dollars, as compared to the cost of sales, a significant portion of which is generated in Euros. In 2008, the average number of frames produced daily in our facilities increased to approximately 213,100, as compared to 175,800 in 2007, which was attributable to the addition of approximately 41,300 frames produced daily in Oakley’s manufacturing facilities, which were not included for most of 2007, offset, by a slight decrease in production volumes at the Italian and Chinese manufacturing facilities.

Gross Profit. Our gross profit increased by Euro 60.0 million, or 1.8 percent, to Euro 3,450.4 million in 2008 from Euro 3,390.4 million in 2007. As a percentage of net sales, gross profit decreased to 66.3 percent in 2008 from 68.3 percent in 2007, due to the factors noted above for cost of sales.

Operating Expenses. Total operating expenses increased by Euro 143.5 million, or 5.6 percent, to Euro 2,700.6 million in 2008 from Euro 2,557.1 million in 2007. As a percentage of net sales, operating expenses increased to 51.9 percent in 2008 from 51.5 percent in 2007.

Selling and advertising expenses (including royalty expenses) increased by Euro 55.1 million, or 2.7 percent, to Euro 2,124.4 million in 2008 from Euro 2,069.3 million in 2007, primarily due to increases in sales force compensation costs of Euro 53.9 million due to the inclusion of Oakley for a full year in 2008. As a percentage of net sales, selling and advertising expenses decreased to 40.8 percent in 2008 compared to 41.7 percent in 2007.

General and administrative expenses, including intangible asset amortization, increased by Euro 88.4 million, or 18.1 percent, to Euro 576.2 million in 2008 from Euro 487.8 million in 2007, primarily due to the one-time gain of Euro 20.0 million before taxes incurred from the sale of real estate in Milan, Italy in May 2007, which was recorded as a reduction of general and administrative expenses in 2007, and to an increase in general and administrative expenses in the manufacturing and wholesale distribution segment, as well as the amortization of the acquired Oakley trademark intangibles of Euro 26.5 million in 2008 as compared to Euro 4.1 million in 2007. These increases were partially offset by savings related to the completion of the amortization of certain trade names of approximately Euro 6.3 million and by other savings in general and administrative expenses in 2008 as compared to 2007, including cost reduction initiatives put in place as of the first quarter of 2008 in the retail distribution segment. As a percentage of net sales, general and administrative expenses increased to 11.1 percent in 2008 as compared to 9.8 percent in 2007.

Income from Operations. For the reasons described above, income from operations in 2008 decreased by Euro 83.5 million, or 10.0 percent, to Euro 749.8 million from Euro 833.3 million in 2007. As a percentage of net sales, income from operations decreased to 14.4 percent in 2008 from 16.8 percent in 2007. The table below sets forth the effect on our operating margin of (i) the Oakley acquisition as if Oakley had been acquired on January 1, 2007 and (ii) the non-recurring gain resulting from the sale of real estate in Italy in May 2007 described above:

	Net Sales	Income from Operations	% of Sales

Total Group
Amounts in millions of Euro
2007 as reported	4,966.1	833.3	16.8%
Oakley - January 1 through November 13, 2007	572.9	44.8
Less non-recurring gain		(20.0)
2007 adjusted	5,539.0	858.1	15.5%
2008	5,201.6	749.8	14.4%
Difference in operating margin			(1.1)%

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

Net income attributable to Luxottica Group stockholders decreased by Euro 112.5 million, or 22.9 percent, to Euro 379.7 million in 2008 from Euro 492.2 million in 2007 for the reasons described above. Net income as a percentage of net sales decreased to 7.3 percent in 2008 from 9.9 percent in 2007. Excluding the non-recurring gain and loss that occurred in 2007 and 2008, respectively, net income as a percentage of net sales would have been 7.6 percent (instead of 7.3 percent) in 2008 and net income would have decreased by 9.6 percent (instead of 9.9 percent) in 2007.

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

Taxes

Our effective tax rates for the fiscal years ended December 31, 2009, 2008 and 2007 were approximately 33.9 percent, 33.0 percent and 35.0 percent, respectively. For fiscal year 2008, the tax rates also include a reduction of almost 6.0 percent in the Italian statutory tax rates. For fiscal year 2007, we received a tax benefit of 5.3 percent related to the business reorganization of certain Italian companies resulting in the release of deferred tax liabilities, which was partially offset by an increase of 2.1 percent in our 2007 tax liability due to the change in the Italian statutory tax rates.

Liquidity and Capital Resources

Cash Flows

Operating Activities.  The Company’s net cash provided by operating activities was Euro 897.2 million, Euro 578.9 million and Euro 330.8 million for 2009, 2008 and 2007, respectively. The Euro 318.3 million increase in 2009 as compared to 2008 was primarily attributable to stronger performance by the Group on all components of working capital. The Euro 248.1 million increase in 2008 as compared to 2007 was primarily attributable to the fact that the Company did not make any advance payments in 2008 to certain designers for future contracted minimum royalties, which advance payments had totaled U.S. $199 million in 2007.

Depreciation and amortization were Euro 285.9 million in 2009 as compared to Euro 264.9 million in 2008 and Euro 232.8 million in 2007. The increase in depreciation expense in 2009 as compared to 2008 was primarily attributable to increased fixed assets due to the acquisition of new stores that occurred in 2008 and new investments (mainly leasehold improvements) in the wholesale segment. The increase in 2008 compared to 2007 was primarily attributable to amortization of the acquired Oakley trademarks of Euro 26.5 million in 2008 as compared to Euro 4.1 million in 2007.

Deferred taxes were Euro 18.1 million in 2009 as compared to Euro 4.9 million in 2008 and Euro (45.0) million in 2007. The increase in 2009 as compared to 2008 is mainly due to the new stock option plans granted in 2009. The change in 2008 as compared to 2007 was primarily attributable to the business reorganization of certain Italian companies within the Group which resulted in the release of deferred tax liabilities partially offset by the increase in the 2007 tax charge due to a change in the Italian statutory tax rates which resulted in the reduction of deferred tax assets. Non-cash stock-based compensation expense was Euro 16.2 million in 2009 as compared to Euro 10.4 million in 2008 and Euro 42.1 million in 2007. The decrease in 2008 as compared to 2007 in non-cash expense was primarily attributable to the change in the vesting period for the 2006 performance plans (expense associated with these plans was Euro 3.0 million in 2008 and Euro 34.1 million in 2007).

The change in accounts receivable was Euro 25.7 million in 2009 as compared to Euro 27.9 million in 2008 and Euro (55.7) million in 2007. The significant increase in accounts receivable in 2008 as compared to 2007 was mainly due to the improvement of the Company’s days-of-sales-outstanding resulting from an initiative in this area that started in late 2007 and continued the positive improvement throughout 2008. The inventory change was Euro 46.5 million in 2009 as compared to Euro 1.4 million in 2008 and Euro (41.9) million in 2007. The change in 2009 as compared to 2008 and 2007 was mainly due to the improvements in production planning that were implemented in 2008, which optimized inventory levels by more clearly aligning stock on hand and volumes of sales. The change in prepaid expenses and other was Euro 140.9 million in 2009 as compared to Euro (26.1) million in 2008 and Euro (220.7) million in 2007. The change in 2009 as compared to 2008 is mainly due to the collection of certain U.S. tax receivables for approximately Euro 44.5 million (USD 62.0 million) and the utilization of tax prepayments of Euro 57.8 million to offset the tax payments which came due during 2009. The change in 2008 as compared to 2007 was due to advance payments to certain designers for future contracted minimum royalties, which totaled U.S. $199 million in 2007. The change in accounts payable was Euro 27.4 million in 2009 as compared to Euro (19.4) million in 2008 and Euro 33.0 million in 2007. The change in 2009 as compared to 2008 was mainly due to better payment terms with the vendors in 2009. The change in 2008 as compared to 2007 was mainly attributable to improved payment terms with vendors that were negotiated in 2006 as well as an overall decrease in purchases in 2008 as compared to 2007. The change in accrued expenses was Euro 20.2 million in 2009 as compared to Euro (110.4) million in 2008 and Euro (9.4) million in 2007. The reasons for the change in 2009 as compared to 2008 and 2008 as compared to 2007 include (i) the payments in 2008 of certain advisors’ fees associated with the Oakley acquisition accrued in 2007, and (ii) the completion in 2008 of the restructuring of Oakley’s European business. The change in income tax payable of Euro (16.7) million in 2009 as compared to Euro 2.9 million in 2008  and Euro (92.1) million in 2007 was primarily attributable to the timing of the bulk of our tax payments in different tax jurisdictions.

Investing Activities. The Company’s net cash used in investing activities was Euro 224.0 million, Euro 322.6 million and Euro 1,788.0 million in 2009, 2008 and 2007, respectively. The decrease of Euro 98.6 million in 2009 is mainly due to the lower capital expenditures for the production sites in Italy and China, which were limited to those strictly necessary and related to the optimization of the production process. The decrease of Euro 1,465.4 million in 2008 as compared to 2007 mainly related to the numerous business acquisitions that occurred in 2007. In 2008, the Company’s acquisitions of businesses used cash in the amount of Euro 13.3 million. In 2007, the Company’s acquisitions of businesses used cash in the amount of Euro 1,491.1 million. These acquisitions included the Oakley business for a total purchase price of U.S. $2.1 billion, D.O.C Optics and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States, for approximately Euro 83.7 million (U.S. $110.2 million) in cash, two prominent specialty sun chains in South Africa with a total of 65 stores for approximately Euro 10 million, and some minor acquisitions in the retail segment in Australia and New Zealand.

Our capital expenditures, excluding acquisitions, which were Euro 200.4 million in 2009 as compared to Euro 296.4 million in 2008 and Euro 334.8 million in 2007, primarily related to the investment in IT infrastructure in 2009 and in each year to investment in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail division. Capital expenditures were Euro 31.7 million in the three-month period ended March 31, 2010. It is our expectation that 2010 net capital expenditures will be approximately Euro 210 million, not including investments for any acquisitions. The Company will pay for these future capital expenditures with its currently available borrowing capacity and available cash.

Net cash provided by disposals of property, plant and equipment was insignificant in 2009 and 2008 as compared to Euro 29.7 million in 2007. In 2007, the cash provided by the disposal of fixed assets was primarily attributable to the sale of a building located in Milan. Acquisitions of other intangible assets resulted in a use of cash of Euro 3.4 million in 2009 as compared to Euro 4.6 million in 2008 and Euro 3.9 million in 2007. Investments in equity investees resulted in cash used of Euro 20.7 million in 2009 and related to the first installment of the acquisition of a 40 percent participation in Multiopticas Internacional S.L.

Financing Activities. The Company’s net cash provided by/(used in) financing activities was Euro (598.8) million, Euro (256.2) million and Euro 1,427.2 million in 2009, 2008 and 2007, respectively. Cash used in financing activities in 2009 mainly related to the repayment of maturing outstanding debt and aggregate dividend payments to stockholders of Euro 103.5 million. Cash used in financing activities in 2008 mainly related to the repayment of maturing outstanding debt, including a portion of the bridge loan entered into in connection with the acquisition of Oakley in 2007 and aggregate dividend payments to stockholders of Euro 223.6 million. Cash provided by financing activities in 2007 mainly related to the long-term loan of Euro 2.1 billion used to finance the Oakley acquisition, partially offset by the aggregate dividend payments to stockholders of Euro 191.1 million and the repayment of Euro 675.8 million of maturing debt which expired in 2007.

Our Indebtedness

We have relied primarily upon internally generated funds, trade credit and committed bank facilities to finance our operations and expansion.  We do not typically raise capital through the issuance of stock; rather, we use debt financing to lower our overall cost of capital and increase our return on shareholders’ equity. Notwithstanding the credit crisis, we have not seen a worsening of our credit conditions and we continue to have access to capital markets at what management believes are favorable market conditions.  We continue to monitor the credit crisis in order to take appropriate actions.

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

Our long-term credit facilities contain certain financial covenants including ratios of Net Financial Position (“NFP”) (as defined in the agreements) to EBITDA (earnings before interest, taxes and depreciation as defined in the agreements) and

EBITDA to net financial charges (as defined in the agreements).  As of March 31, 2010, and December 31, 2009, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur, such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

The financial and operating covenants included in the above long-term debt are as follows (such terms are defined in our applicable debt agreements):

1.                                       Consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA; and

2.                                       Consolidated EBITDA shall not be less than five times the Consolidated Net Finance Charges.

Our total indebtedness was Euro 2,339.3 million as of December 31, 2009. Available additional borrowings under credit facilities as of such date were Euro 892.8 million.

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

Our Credit Facilities

The Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps

On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which was to be used for general corporate purposes, including the refinancing of our existing debt as it matured. Tranche A expired on June 3, 2009 and was repaid in full.  Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and re-borrowed with all outstanding balances maturing in March 2013. As of December 31, 2009, Euro 525 million had been drawn by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and accruing on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2009 was 0.634 percent for Tranche B and 0.829 percent for Tranche C. As of December 31, 2009, Euro 751.8 million was borrowed under this credit facility.  For additional information, see Note 9 to our Consolidated Financial Statements included in Item 18 of this annual report.

In June 2005, we entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks, which began to decrease by Euro 45 million every three months starting on June 3, 2007 (“Club Deal Swaps”). These swaps expired on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above.

During the third quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps

To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time.  We exercised the first option to extend the final maturity of this facility by one year to October 12, 2013. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million. We borrowed U.S. $500 million under Facility E. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time.

The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group’s ratio of debt to EBITDA. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.35 percent (0.634 percent for Facility D and 0.604 percent for Facility E on December 31, 2009). The final maturity of the credit facility is October 12, 2013.

During the third quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

During the fourth quarter of 2008 and January 2009, we entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks which will start to decrease by U.S. $ 50.0 million every three months beginning on April 12, 2011 (“Tranche D Swaps”), which matches the scheduled maturity of the hedged debt. These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum.

The short term bridge loan facility is for an aggregate principal amount of U.S. $500 million and is guaranteed by us and our subsidiary Luxottica S.r.l. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to this facility. The terms of such amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective July 1, 2008, and provided for a final maturity date that is eighteen (18) months from the effective date of the agreement. On November 27, 2009, we and U.S. Holdings amended this facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009 and provide for a final maturity date of November 30, 2011. The new terms also provide for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. As of December 31, 2009, interest accrues on this facility at LIBOR (as defined in the agreement) plus 1.90 percent (2.157 percent as of December 31, 2009). As of December 31, 2009, U.S. $75.0 million was borrowed under this facility.

The Euro 150 Million Credit Facility

In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. We could select interest periods of one, three or six months. In June 2009, we renegotiated this credit facility. The new facility consists of a 2-year unsecured credit facility that is a revolving loan providing borrowing availability of up to Euro 150.0 million. Interest accrues on this facility at EURIBOR plus 1.90 percent. We can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of December 31, 2009, no amounts were drawn under this facility.

The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps

On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility requires repayment of equal quarterly installments of principal of Euro 30 million starting August 29, 2011 and a last repayment of Euro 40 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (1.267 percent as of December 31, 2009).  As of December 31, 2009, Euro 250.0 million was borrowed under this credit facility.

In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks (“Intesa Swaps”). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. The Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum.

The Euro 300 Million Club Deal

On November 11, 2009, we entered into a Euro 300 million Term Facility Agreement, guaranteed by our subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca — Banca di Credito Finanziario S.p.A., as agent, and Mediobanca — Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility is November 30, 2012. Interest will accrue at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. Interest currently accrues at EURIBOR plus a margin of 2.50 percent, as defined in the agreement (2.98 percent as of December 31, 2009).  As of December 31, 2009, Euro 300.0 million was borrowed under this credit facility.

Our Other Debt Financings

The U.S. $300 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

On September 3, 2003, our subsidiary, Luxottica U.S. Holdings Corp. (“U.S. Holdings”), closed a private placement of U.S. $300 million of senior unsecured guaranteed notes, issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008 and have been repaid in full.  Interest on the Series C Notes accrues at 4.45 percent per annum and they mature on September 3, 2010. The Series C Notes required annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by us and Luxottica S.r.l., our wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants.

The U.S. $275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275 million of senior unsecured guaranteed notes, issued in three series (Series A, Series B and Series C).  The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes were used to repay a portion of the bridge loan facility that expired on July 1, 2008.

The U.S. $175 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F).  The aggregate principal amount of each of the Series D and Series E Notes is U.S. $50 million and the aggregate principal amount of the Series F Notes is U.S. $75 million. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The proceeds from the Notes were used for general corporate purposes.

Outstanding Standby Letters of Credit

Certain U.S. subsidiaries have obtained various standby and trade letters of credit from banks that aggregated Euro 29.9 million and Euro 34.2 million as of December 31, 2009 and 2008, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Concentration of Credit Risk

Financial instruments which potentially expose us to concentration of credit risk consist primarily of cash, investments and accounts receivable. We attempt to limit our credit risk associated with cash equivalents by placing our cash balances and investments with highly-rated banks and financial institutions. However, at any time, amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, we limit our credit risk by performing ongoing credit evaluations, and certain customers may be required to post security in the form of letters of credit. As of December 31, 2009 and 2008, no single customer’s balance comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2009 and 2008, was approximately Euro 13.0 million and Euro 12.3 million, respectively, due from the host stores of our Licensed Brands retail division. These receivables represent cash proceeds from sales deposited into the host stores’ bank accounts, which are subsequently forwarded to us on a weekly or monthly basis depending on our contract with the particular host store and are based on short term contract arrangements.

Our Working Capital

Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
	2009	2008	2007
	(In millions of Euro)
Current Assets	1,833.5	1,940.6	1,910.6
Current Liabilities	(1,271.0)	(1,574.1)	(2,159.2)
Working Capital	562.5	366.5	(248.6)

In 2007, working capital decreased due to an increase in the current portion of long-term debt scheduled to mature in 2008. In 2008, working capital increased due to a decrease in the current portion of long-term debt scheduled to mature in 2009. That decrease was caused by the refinancing of maturing debt and by the repayment of maturing debt using cash provided by operations for the year. The increase in 2009 is primarily attributable to stronger performance by the Group on all components of working capital.

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

We use, from time to time, derivative financial instruments, principally interest rate and currency swap agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates and interest rates (See Note 16 to our Consolidated Financial Statements included in Item 18 of this annual report). Although we have not done so in the past, we may enter into other derivative financial instruments when we assess that the risk can be hedged effectively.

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

The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases, minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2009. The table does not include pension liabilities or liabilities for uncertain tax payments. We cannot make a reasonable and reliable estimate of when or if the uncertain tax payments will be made. Our pension plans are discussed in Note 10 to our Consolidated Financial Statements included in Item 18 of this annual report.

	Payments Due by Period
(in millions of Euro)		1 to 3	3 to 5	After 5
Contractual Obligations	1 Year	Years	Years	Years	Total
Long-Term Debt and Current Maturities(1)(2)	166.3	1,081.6	1,144.7	177.9	2,570.5
Interest Payments(3)	71.2	122.5	25.0	24.4	243.1
Operating Leases	272.4	429.2	299.3	303.4	1,304.3
Minimum Royalty Arrangements(4)	48.4	60.3	39.6	62.8	211.1
Long-Term Purchase Commitments(5)	6.3	1.6	0.0	0.0	7.8
Endorsement Contracts(6)	5.9	3.8	0.0	0.0	9.8
Other Commitments (7)	7.9	9.7	0.1	0.0	17.7
Total	578.4	1,708.7	1,508.7	568.5	4,364.3

(1)                    As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2009 and expect to be in compliance for the foreseeable future.  Certain covenants require the acceleration of maturities if the Company is not in compliance.

(2)                    The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 1.0 million (less than 1 year), Euro 1.6 million (1 to 3 years) and Euro 0.3 million (3 to 5 years).

(3)                    These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2009 and assume that we make all scheduled principal payments as they mature.

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

(7)                    Other commitments mainly include auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in approximately 430 Macy’s department stores in the United States.

At December 31, 2009, we had available funds of approximately Euro 542.8 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. For additional information, see Note 15 to our Consolidated Financial Statements included in Item 18 of this annual report.

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

Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A.:

		Senior Manager or
		Director (1)
Name	Age	Since	Position
Leonardo Del Vecchio	75	1961	Chairman of the Board of Directors
Luigi Francavilla	72	1968/1985	Chief Quality Officer and Deputy Chairman
Andrea Guerra	44	2004	Chief Executive Officer and Director
Roger Abravanel	63	2006	Director
Mario Cattaneo	79	2003	Director
Enrico Cavatorta	48	1999/2003	Chief Financial Officer and Director
Roberto Chemello	55	1979/1985	Director
Claudio Costamagna	54	2006	Director
Claudio Del Vecchio	53	1978/1986	Director
Sergio Erede	69	2004	Director
Sabina Grossi	44	2003	Director
Ivanhoe Lo Bello (2)	49	2009	Director
Marco Mangiagalli (2)	61	2009	Director
Gianni Mion	66	2004	Director
Marco Reboa (2)	55	2009	Director
Paolo Alberti	47	2009	Executive V.P., Wholesale
Colin Baden	48	1999	President and CEO Oakley
Frank Baynham	56	1987	Executive V.P., Licensed Brands, Real Estate, Store Design and Eyecare Development, Luxottica Retail N.A.
Chris Beer	44	2003	Chief Operating Officer, Luxottica Optical Retail Australasia and Greater China
Michael A. Boxer	48	1993	Senior V.P. and General Counsel N.A.
Kerry Bradley	53	1988	President, Luxottica Retail N.A.
Tom Coleman	62	1987	Executive Vice President, General Manager, LensCrafters
Alessandro Curotti	50	2007	Group General Counsel and Corporate Secretary
Fabio D’Angelantonio	40	2005	Retail Luxury and Sun Business Director and Chief Marketing Officer
Ivan Dompé	37	2008	Corporate Communications Director

Valerio Giacobbi	45	1991	Group Business Development Director
Seth McLaughlin	48	1994	Senior V.P. and General Manager, Pearle Vision, Retail N.A.
Antonio Miyakawa	43	1993	Executive Vice President, Marketing, Style & Product
Mario Pacifico	47	2003	Shared Services Director
Nicola Pelà	47	2005	Group Human Resources Director
Carlo Privitera	40	2005	Chief Information Technology Officer
Alessandra Senici	42	2000	Investor Relations Director

(1)                    For our senior managers, the periods listed in the table reflect periods of affiliation with Luxottica Group S.p.A. or any of its predecessors and affiliates, and not necessarily the period since they were appointed to their current position.

When two years are indicated, the former is the first year of affiliation with Luxottica Group S.p.A. or any of its predecessors and affiliates and the latter is the year of appointment as a director.

(2)                    Mr. Lo Bello was nominated by minority stockholders. Messrs. Reboa and Mangiagalli and the remaining twelve directors were nominated by our controlling stockholder Delfin S.a.r.l. Messrs. Lo Bello, Reboa and Mangiagalli were first elected directors at the stockholders’ meeting held on April 29, 2009.

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

Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the stockholders’ meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we: (i) comply with applicable law and our bylaws; (ii) respect the principles of correct administration; (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems; (iv) ensure that our accounting system represents the facts in a fair and true manner; (v) comply with the Italian Code of Corporate Governance; and (vi) give adequate instructions to our subsidiaries.  Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and of the stockholders, they are not deemed to be members of the Board of Directors and do not vote on matters submitted to such meetings. Effective as of April 29, 2009, the members of the Board of Statutory Auditors are Francesco Vella, Chairman, Enrico Cervellera and Alberto Giussani. As of April 29, 2009, there were also two alternate members of the Board of Statutory Auditors, Mario Magenes and Alfredo Macchiati.  On May 29, 2009, Mr. Magenes died. Giorgio Silva was appointed to succeed Mr. Magenes at the stockholders’ meeting held on October 29, 2009. The alternate members will replace current members who leave their position during the current term. Francesco Vella and Alfredo Macchiati were selected from a list submitted by the minority stockholders referred to above. Enrico Cervellera, Alberto Giussani and Mario Magenes were selected from a list submitted by Delfin S.a.r.l. Giorgio Silva was appointed by the majority of our stockholders.  The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ended December 31, 2011.

See Item 16G—“Corporate Governance - Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange” for more information regarding the designation of the Board of Statutory Auditors to act as our audit committee.

Pursuant to the Italian Code of Corporate Governance, issued by Borsa Italiana, we also maintain a Human Resources Committee, elected within the members of the Board of Directors. The Human Resources Committee has verification, advisory and proposal-making functions, including: (i) recommending to the Board the remuneration payable to the Company’s Directors with additional responsibilities and determining the remuneration criteria for the top management of the Company and of the entire Group; and (ii) reviewing the Luxottica Group employees’ incentive plans. Effective as of April 29, 2009, the members of the Human Resources Committee are non-executive directors Gianni Mion, Roger Abravanel, Claudio Costamagna, who acts as Chairman, and Sabina Grossi, three of whom are independent. The term of the Human Resources Committee is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

We also maintain an Internal Control Committee elected from the members of the Board of Directors. The Internal Control Committee is responsible for performing investigations, providing advice and submitting proposals to the Board of Directors. In particular, it performs the following activities: (i) assists the Board of Directors in the execution of its internal controls tasks and mandates; (ii) evaluates the planned initiatives and projects of the Internal Control Officer (“ICO”); (iii) reviews and assesses the regular reports issued by the ICO; (iv) assesses, together with the manager responsible for the preparation of the Company’s accounting records and the managers and the auditors, the proper use and application of accounting principles; (v) assesses the results of the activities performed by the Internal Auditing function; (vi) monitors the effectiveness of the auditing process; and (vii) expresses opinions concerning the identification of corporate risks as well as the planning, implementation and management of the internal control system.

See Item 16G—“Corporate Governance - Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange” for more information regarding the designation of the Human Resources Committee to act as our compensation committee.

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

Luigi Francavilla joined the Group in 1968, has been Director since 1985, Deputy Chairman since 1991, and is the Chief Quality Officer of the Group. From 1977 until May 2009, he was Group Product and Design Director. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In addition, he is Chairman of Luxottica S.r.l., our principal operating subsidiary. Mr. Francavilla is also a Director in the Venice branch of the Bank of Italy. In April 2000, he received an honorary degree in Business Administration from Constantinian University in Cranston, Rhode Island, U.S.A.

Andrea Guerra was appointed a Director and Chief Executive Officer of the Company on July 27, 2004. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici since 1994, where, from 2000, he was its Chief Executive Officer. Prior to being at Merloni, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. He received a degree in Business Administration from the “La Sapienza” University of Rome in 1989. Mr. Guerra is Chief Executive of Luxottica S.r.l., Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica U.S. Holdings Corp., Luxottica Retail North America Inc. and of Oakley, Inc., all of which belong to Luxottica Group. He is also member of the Board of Directors of Parmalat S.p.A. and DEA Capital S.p.A.

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

Enrico Cavatorta has been a Director of the Group since 2003. He has been Chief Financial Officer since he joined the Group in 1999, and he is a director of the principal subsidiaries of the Company, including Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., Luxottica Retail North America Inc. and Oakley, Inc. Prior to joining Luxottica, Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration.

Roberto Chemello has been a Director since 1985. He holds a degree in Corporate Finance from the Cà Foscari University in Venice. He joined the Group in 1979. Until 1985 he was Chief Financial Officer of the Company. Between 1985 and 2004 he was Chief Executive Officer of Luxottica. He then took over the position of Chief Operations Officer, which he held until July 2008, when he left all operational positions held in Luxottica. In 2007, he acquired control of Woodn S.r.l., a company that specializes in the manufacturing and marketing of wood-based composites, where he holds the position of Chairman of the Board of Directors. In 2008, he was appointed Chairman of the Board of Directors of the Chinese company, Sunbow Environmental Decoration Material Co Ltd, fully owned by Woodn S.r.l., which manufactures wooden composites for distribution both in China and internationally. In 2008, he was appointed member of the Board of Directors of the Entrepreneurs’ Association of the Belluno Province. He is a director of Stefanel SpA.

Claudio Costamagna has been a Director since 2006. Mr. Costamagna holds a business administration degree and has held important offices in Montedison, Citigroup and Goldman Sachs where he served for many years as Chairman of the Investment Banking division for Europe, the Middle East and Africa. He is currently Chairman of “CC e Soci”, a financial advisory boutique he founded. Mr. Costamagna is a member of the Board of Directors of Autogrill S.p.A., Bulgari S.p.A., DEA Capital S.p.A. and Mandel Partners S.A. He is also Chairman of the Associazione Alumni Bocconi (association of graduates from Bocconi University).

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

Sergio Erede has been a Director since 2004. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Additionally, he is a member of the Board of Directors of Interpump Group S.p.A., Gruppo Editoriale L’Espresso S.p.A., Manifatture Lane Gaetano Marzotto & Figli S.p.A., Società Italo Britannica L. Manetti - H. Roberts S.p.A., Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l. (Gruppo Interpump) and Sintonia S.A. Additionally, Mr. Erede is Chairman of AON Italia S.p.A., vice chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A. and a member of the Surveillance Committee and of the Audit Committee of Fonciere des Regions.

Sabina Grossi has been a Director since 2003. She joined Luxottica Group S.p.A. in 1996 and was Head of Investor Relations, a position which she held from 1996 until 2004. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. from 1994 until 1996. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of the La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor’s degree in Business Administration. Ms. Grossi is currently a member of the Board of Directors of Molmed S.p.A. and Oliver Twist Onlus. She is also the chairperson of the OneSight foundation in Italy.

Ivanhoe Lo Bello became a Director on April 29, 2009. He has been Chairman of the Board of Directors of Banco di Sicilia S.p.A. — Gruppo Unicredit since April 2008. From January 2008 to April 2008, he was Vice President of Banco di Sicilia S.p.A. — Gruppo Unicredit. From 1998 to 2001 and again since January 2008, he has been a member of the Board of Directors of Banco di Sicilia S.p.A. From 2004 to 2008, he was Director of the Syracuse branch of the Bank of Italy. He is President of Cofindustria Sicilia and the Chamber of Commerce of Syracuse. Mr. Lo Bello graduated magna cum laude from the University of Catania in 1989 with a degree in jurisprudence.

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

Gianni Mion has been a Director since 2004. He is Chief Executive Officer of Edizione S.r.l.,a position he has held since 1986. Prior to joining Edizione S.r.l., Mr. Mion was the Chief Financial Officer of Marzotto S.p.A. from 1985 to 1986, Managing Director of Fintermica S.p.A. from 1983 to 1985, Vice President of Gepi S.p.A. from 1974 to 1982, controller of McQuay Europa S.p.A. from 1972 to 1974 and an auditor at the accounting firm of KPMG from 1967 to 1972. He has been chief executive officer of Edizione Holding S.p.A. since 1986 and prior to that he was the chief executive officer of Sintonia S.p.A. Mr. Mion is Chief Executive Officer of Edizione S.r.l. and also sits on the Board of Directors of Benetton Group S.p.A., Autogrill S.p.A., Atlantia S.p.A., Sintonia, S.A. and Burgo Group S.p.A. Mr. Mion graduated from the Venice University Ca’ Foscari with a degree in Business Administration and is a Certified Public Accountant.

Marco Reboa became a Director on April 29, 2009. Mr. Reboa received a degree in Business Economics from Universita Commerciale L. Bocconi in Milan, Italy in 1978. He has been registered in the Register of Chartered Accountants of Milan since 1982 and he is an auditor pursuant to Ministerial Decree since 1995. He is currently a professor at the Faculty of Law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy and works in private practice in Milan, specializing in extraordinary financial transactions. Mr. Reboa has published books and articles on financial statements, economic appraisals and corporate governance.  He is editor-in-chief of the Magazine of Chartered Accountants.  Mr. Reboa was the Chairman of the Luxottica Group S.p.A. Board of Statutory Auditors from June 14, 2006 until April 29, 2009.  He is a member of the Board of Directors of Eni S.p.A. and Interpump Group S.p.A., Chairman of the Board of Auditors of Mediobanca S.p.A. and Auditor of Gruppo Lactalis Italia S.p.A.

Paolo Alberti joined Luxottica Group in May 2009 as Executive Vice President, Wholesale. Prior to joining Luxottica, he was Executive VP at Bulgari Parfums where he was responsible for the development, marketing, logistics and commercialization of Bulgari Perfumes and Cosmetics. He was also responsible for the Bulgari eyewear license with Luxottica. Prior to being at Bulgari, he was General Manager at L’Oréal, Consumer Division, Director at Johnson & Johnson and Advertising Brand Manager at Procter & Gamble. Mr. Alberti holds a B.S. in Civil Management Engineering from the University of the Pacific (California, USA) and a Master in Business Administration from Bocconi University.

Colin Baden became Chief Executive Officer of Oakley in July 2009. He joined Oakley in February 1996 as Director of Design and served as Vice President of Design from February 1997 to February 1999. In February 1999, Mr. Baden was named President. Prior to joining Oakley, Mr. Baden was a partner at Lewis Architects of Seattle, Washington for six years and began advising Oakley on company image and design issues in 1993.

Frank Baynham has been Executive Vice President, Luxottica Retail North America since January 2010 with responsibility for the Retail North American Licensed Brands, eyecare development and real estate, among other things.  From March 2008 through December 2009, Mr. Baynham was the Executive Vice President and General Manager for LensCrafters. From 1999 to March 2008, he served as Executive Vice President, Stores of Retail North America. Mr. Baynham has held various other senior executive roles since joining LensCrafters in 1987. Prior to 1987, he worked in marketing for Procter & Gamble and was a captain in the U.S. Army. Mr. Baynham graduated with a degree in Finance from Murray State University.

Chris Beer became Chief Operating Officer of Luxottica Optical Retail Australasia and Greater China in June 2009. Previously, he held the position of Chief Operating Officer of Asia-Pacific and China retail operations of Luxottica Group, from 2003, having had 22 years of experience with the OPSM Group (later acquired by Luxottica). He held senior executive positions in sales and operations before being appointed International HR Manager for the OPSM Group in 1999 and General Manager Retail for OPSM Australia in 2001. Mr. Beer oversees group operations, marketing, merchandise, distribution and manufacturing for the Australia/NZ Region.

Michael A. Boxer has been the Senior Vice President, General Counsel - North America since September 2005. Mr. Boxer is responsible for overseeing all legal matters for the Company’s North American retail and wholesale operations. Mr. Boxer has held various other executive roles since joining the Company in 1993. Prior to joining Luxottica in 1993, Mr. Boxer served as a corporate attorney with the law firm of Winston & Strawn in New York. He received his undergraduate degree from Columbia University and his law degree from the New York University School of Law.

Kerry Bradley became President of Luxottica Retail North America in February 2009, and prior to that he served as Chief Operating Officer of Retail North America since 2002. From 1998 to 2002 he held the position of Executive Vice President of LensCrafters. Mr. Bradley is responsible for all LensCrafters, Cole and EyeMed sales, marketing and operations. Mr. Bradley has held various other senior executive roles since joining LensCrafters in 1988. Mr. Bradley has a Master’s degree in Business from the University of Edinburgh, Scotland and a B.S. degree in Business from Auburn University in Alabama.

Tom Coleman has been Executive Vice President and General Manager, LensCrafters since January 2010.  During 2008 and 2009, Mr. Coleman served as the Executive Vice President, Licensed Brands & Retail Development.  From 2003 to 2008, he was Executive Vice President Retail Asia-Pacific, responsible for all activities of the Group in the Asia-Pacific region, which includes Australia, New Zealand, Hong Kong, Singapore and Malaysia. Prior to this, he served as Executive Vice President of LensCrafters since 1997. Mr. Coleman has held various other senior executive roles since joining LensCrafters in 1987.

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

Ivan Dompé joined Luxottica Group in 2008 as Corporate Communications Director. From 2005 to 2008, he was Media Relations and Internet Communications Director at Edison, an Italian utility company.  From 2000 to 2005, he served various roles in the Pirelli Group (in its business: tires, cables and real estate divisions), leaving the company as Head of the media relations department. Previously, he spent over three years in PR consultancy firms Ketchum and Burson Marsteller and began his career as a journalist in 1995. Mr. Dompé received a degree in Economics from Bocconi University in Milan.

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

Alessandra Senici has served as the Investor Relations Director at Luxottica Group since May 2007.  Ms. Senici joined the Group in February 2000. She was previously an Equity Analyst with Rasfin Sim and Cariplo S.p.a., where she also worked on primary and secondary offerings together with the corporate finance and equity capital markets teams. She has also worked in currency trading. Ms. Senici holds a Bachelor’s Degree in Business Administration from the University of Brescia and is a member of A.I.R., the Italian Association of Investor Relations Officers.

Compensation

Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2009:

Name	Base Compensation (Euro)		Other Compensation (Euro)		Total Compensation (Euro)
Leonardo Del Vecchio Chairman of the Board of Directors	684,083	(1)	544,306	(2)	1,228,389
Luigi Francavilla (3) Chief Quality Officer and Deputy Chairman	139,200	(3)	1,026,542	(2)(4)(5)	1,165,742
Andrea Guerra Chief Executive Officer and Director	900,000	(6)	1,219,365	(4)(5)	2,119,365
Enrico Cavatorta Chief Financial Officer and Director	81,198		549,339	(4)(5)	630,537
Roberto Chemello Director	81,198		2,570,000	(7)	2,651,198
Roger Abravanel Director	91,198	(8)	—		91,198
Tancredi Bianchi (9) Director	33,411	(10)	—		33,411
Mario Cattaneo Director	104,531	(11)	—		104,531
Claudio Costamagna Director	94,531	(12)	—		94,531
Claudio Del Vecchio Director	81,198		—		81,198
Sergio Erede Director	81,198		—		81,198
Sabina Grossi Director	87,929	(13)	307		88,236
Ivanhoe Lo Bello Director	63,178	(14)	—		63,178
Marco Mangiagalli Director	68,114	(10)	—		68,114
Gianni Mion Director	87,929	(13)	—		87,929
Marco Reboa Director	68,114	(10)	—		68,114
Lucio Rondelli (9) Director	35,059	(15)	—		35,059
Francesco Vella Chairman of the Board of Statutory Auditors	70,583		—		70,583
Marco Reboa (16) Chairman of the Board of Statutory Auditors	34,709		—		34,709
Enrico Cervellera Member of the Board of Statutory Auditors	70,000		—		70,000
Giorgio Silva (16) Member of the Board of Statutory Auditors	42,822	(17)	—		42,822
Alberto Giussani Member of the Board of Statutory Auditors	46,667		—		46,667

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

(6)             Compensation paid as Director and Chief Executive Officer.

(7)             Includes part of the indemnity for the termination of employment which occurred during 2008; the other part of the indemnity was paid during 2008.

(8)             Compensation paid as Director and member of the Human Resources Committee.

(9)           As of April 29, 2009, Messrs. Bianchi and Rondelli are no longer directors.

(10)       Compensation paid as Director and member of the Internal Control Committee.

(11) Compensation paid as Director, member of the Internal Control Committee and, beginning on April 29, 2009, Chairman of the Internal Control Committee.

(12)     Compensation paid as Director, member of the Human Resources Committee and, beginning on April 29, 2009, Chairman of the Human Resources Committee.

(13) Compensation paid as Director and, beginning on April 29, 2009, as a member of the Human Resources Committee.

(14) Compensation paid as Director and member of the Internal Control Committee beginning on July 28, 2009.

(15) Compensation paid as Director and Chairman of the Internal Control Committee.

(16)     As of April 29, 2009, Messrs. Reboa and Silva are no longer respectively Chairman and member of the Board of Statutory Auditors of the Company.

(17)     Includes compensation paid as auditor and for services rendered as member of the Supervisory Body created pursuant to legislative decree 231/2001.

Aggregate compensation paid by us to our senior management (who are not directors) as a group (17 people) was approximately Euro 7.6 million in 2009, of which approximately Euro 1.2 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted options to purchase an aggregate of 3,250,000 of our ordinary shares at a weighted average exercise price of Euro 14.13 per share in 2009. These options will expire on different dates from March 31, 2017 to June 12, 2018. The aggregate amount set aside or accrued during the year ended December 31, 2009 to provide pension and retirement benefits for our directors who are also members of our management was Euro 0.8 million. Our directors who are not members of management do not receive such benefits.

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

This separation allowance is also due in the case of termination for cause or in the case our Chief Executive Officer terminates the employment relationship within the 60 days following one of the events listed below that leads to a reduction in responsibilities and tasks assigned:

•                 substantial change to the authority given to the Chief Executive Officer; and

•                 change of control.

In July 2008, Mr. Chemello’s position as Chief Operations Officer of Luxottica was terminated.  He remains a Director of Luxottica. As a result of this termination, Luxottica paid Mr. Chemello an indemnity and Mr. Chemello kept the stock options he had previously received but forfeited his rights under the Performance Shares Plan. Part of the indemnity due to Mr. Chemello was paid in 2009.

Employees

As of December 31, 2009, we employed approximately 60,800 employees worldwide, of whom approximately 38,100 were employed in the United States and Canada, 7,300 were employed in Italy, 12,500 were employed in Asia-Pacific, 2,100 were employed in Europe and 800 were employed in subsidiaries located in other countries. As of such date, approximately 19,200 were employed in our manufacturing and wholesale segment, approximately 40,500 were employed in our retail segment and approximately 1,100 were employed at corporate. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those employees in Pearle Vision stores subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 7,500 of our employees. This agreement was renewed in 2010 resulting in an average wage increase rate of approximately two percent per year. In addition to the national collective bargaining agreement for workers, we typically enter into separate local contracts with labor unions representing our employees. In December 2006, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. The new agreement provided for new profitability targets for employee variable wages.

Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2009, we had established a reserve of Euro 47.8 million for such severance payments, which is reflected in our consolidated financial statements.

Pearle Vision is currently a party to three collective bargaining agreements. Pearle Vision’s collective bargaining agreement with Local 108, Retail, Wholesale and Department Store union covers approximately 41 employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate. The agreement was extended until April 1, 2010, to allow the parties to negotiate a new agreement, which is not yet finalized. There is currently no collective bargaining agreement in effect. Pearle Vision’s collective bargaining agreement with Local 84932 of the Communications Workers of America has a term that runs through May 31, 2010, and covers approximately 65 Pearle Vision employees holding the positions of Optician, Lab Associate, Lead Lab Associate and Sales Associate. Pearle Vision’s collective bargaining agreement with Local 888, United Food and Commercial Workers has been extended by agreement while the parties negotiate a new agreement and covers approximately 15 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate.

Share Ownership

Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of April 20, 2010, by each of our directors and executive officers who beneficially owns in excess of one percent of our outstanding ordinary shares.

Stockholder	Issuer	Shares owned as of April 20, 2010		Percentage Ownership
Leonardo Del Vecchio	Luxottica Group S.p.A.	314,203,339	(1)	67.6%
Luigi Francavilla	Luxottica Group S.p.A.	5,575,500	(2)	1.2%

(1)          Shares held of record by Delfin S.a.r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

(2)          Includes (a) 70,100 shares held by Mr. Francavilla, 70,100 shares held by his wife and 3,364,800 shares held in usufruct with his wife; (b) 2,000,000 shares currently held by Delfin S.a.r.l. that can be purchased under the Delfin plan (for a description of the plan, see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report) and (c) 70,500 issuable upon exercise of vested stock options.

Except as otherwise indicated above, each of our directors and our executive officers owns less than one percent of our outstanding ordinary shares.

In addition, set forth below is certain information regarding share ownership for our directors and our senior managers (who are not directors) as a group, prepared and disclosed as required by applicable Italian law:

Stockholder	Shares held at the beginning of 2009		Shares bought during 2009	Shares sold during 2009	Shares held at the end of 2009

Leonardo Del Vecchio	314,403,339	(1)			314,403,339	(1)
Luigi Francavilla	3,505,000	(2)			3,505,000	(2)
Roberto Chemello	1,077,875	(3)			1,077,875	(3)
Claudio Del Vecchio	3,381,000	(4)			3,381,000	(4)
Sabina Grossi	62,600				62,600
Senior Managers as a group	200,605		10,000		210,605

(1)           Shares held by Leonardo Del Vecchio through Delfin S.a.r.l. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

(2)           3,364,800 shares are held in usufruct with Mr. Francavilla’s wife. Mr. Francavilla and his wife hold voting power over these shares. 70,100 shares are held by his wife directly.

(3)           Shares held by Filuni S.A., an entity established and controlled by Mr. Chemello. Mr. Chemello holds voting and investment power over the shares held by such entity.

(4)         Includes 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation. Mr. Del Vecchio holds voting and investment power over the shares held through this foundation.

In March 1998, we adopted an employee stock option plan providing for the issuance of options covering up to 12,250,000 ordinary shares of nominal value Euro 0.06 each. As a result of the change in the par value of our ordinary shares from Lire to Euro, which was approved by our stockholders at the annual meeting held on June 26, 2001, the number of ordinary shares available for issuance under the plan was reduced to 10,798,642. Our Board of Directors administers the stock option plan. The purpose of the plan is to provide additional incentives to our key employees. Grants under the stock option plan may be of non-qualified options and/or incentive stock options. Under the plan, the Board of Directors may not grant an option for a term of more than nine years from the date of grant, or for a term that expires after March 31, 2011. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as the higher of (i) the closing market price of our ADRs on the business day immediately preceding the date of the grant, and (ii) the average of the closing market prices for each business day during the 30-day period ending on the date of the grant. Options granted under the plan generally became exercisable in three equal installments beginning on January 31 of the year after the date of grant and expired nine years after such date. All the options granted under this plan have either been exercised or have expired.

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

On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l (subsequently merged into Delfin S.a.r.l), a holding company of the Del Vecchio family, representing 2.07 percent (or 9.6 million shares) of the Company’s authorized and issued share capital as of April 20, 2010, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 11 to the Consolidated Financial Statements included in Item 18 of this annual report). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. No options were exercised in 2008 and 2009. As of December 31, 2009, 9.2 million options were outstanding.

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

In May 2008, a performance shares plan for our top managers as identified by the Board (the “PSP Plan”) was adopted. The PSP Plan is intended to strengthen the loyalty of our key employees and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the PSP Plan will be granted the right to receive ordinary shares (“Units”), without consideration, at the end of a three-year vesting period and subject to achievement of certain Company performance targets to be determined by our Board. The PSP Plan will have a term of five years, during which the Board may resolve to issue different grants to the PSP Plan’s beneficiaries. The PSP Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 Units. On May 13, 2008, the Board of Directors granted a total maximum amount of 1,203,600 Units. On May 7, 2009, the Board of Directors granted a total maximum amount of 1,793,750 Units. Employees who received awards under the Plan were directors, officers and other managers with highly strategic roles who were selected by the Board of Directors upon the direct recommendation of our Human Resources Committee. As of December 31, 2009, there were outstanding 1,125,600 units under the 2008 grant and 1,793,750 units under the 2009 grant.

On May 7, 2009, our Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the stock option grants approved in 2006 and 2007 and held options with an exercise price, considering present market conditions and the financial crisis, that was significantly higher than the market price at such time, undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which will be exercisable — conditional upon the surrender of the options granted in 2006 and/or 2007 — at an exercise price determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares at the time of grant of the new options.  The new options will vest in 2012, and, only for the May 7, 2009 extraordinary grant, will be subject to the achievement of certain Company financial performance targets.

In connection with the reassignment of options to employees not domiciled in the United States:

1.

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

2.

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

The reassignment of options for employees domiciled in the U.S. was structured as a tender offer. The offer expired on June 12, 2009.  All outstanding eligible options that were properly tendered under the reassignment program by eligible employees were accepted.

Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees.  Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 3-year extraordinary performance stock option grant.  Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the performance options previously granted). As of December 31, 2009, 5,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited and all remaining options were outstanding.

The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share.  The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

At the Board of Directors meeting held on May 7, 2009, a total of 1,050,000 stock options were awarded under the 2006 Stock Option Plan to our employees and the employees of our subsidiaries. As of December 31, 2009, 20,000 of these stock options had been forfeited.

As of December 31, 2009, the following grants were outstanding as detailed below:

	Number of ordinary shares underlying options granted(1)	Exercise Price(1)	Expiration Date	Options held by officers and directors

2001 Grant	2,079,300	U.S. $15.20	January 31, 2010	—
2002 Grant	2,348,400	U.S. $17.80	January 31, 2011	14,100
2003 Grant	2,397,300	Euro 10.51	January 31, 2012	10,100
2004 Grant	2,035,500	Euro 13.79	January 31, 2013	426,800
2004 Performance Grant	1,000,000	U.S. $18.59	January 31, 2012	255,000
2004 Stockholder Grant	9,600,000	Euro 13.67	December 31, 2014	9,200,000
2005 Grant	1,512,000	Euro 16.89	January 31, 2014	117,000
2006 Grant(1)	1,725,000	Euro 22.19	January 31, 2015	70,000
2006 Performance Grant 1(1)	3,500,000	Euro 22.09	July 27, 2015	—
2006 Performance Grant 2(1)	9,500,000	Euro 20.99	July 27, 2015	1,100,000
2007 Grant(1)	1,745,000	Euro 24.05	March 6, 2016	—
2008 Grant	2,020,500	Euro 18.08	March 14, 2017	105,000
2008 PSP Grant	1,203,600	N/A	N/A	810,000
2009 Non U.S. Grant	378,000	Euro 13.45	May 7, 2018	20,000
2009 U.S. Grant	672,000	Euro 14.99	May 7, 2018	—
2009 Non U.S. Residents Reassignment, Ordinary	2,060,000	Euro 13.45	May 7, 2018	365,000
2009 U.S. Residents Reassignment, Ordinary	825,000	Euro 15.03	March 31, 2017	240,000
2009 Non U.S. Residents Reassignment, Performance Grant	4,250,000	Euro 13.45	May 7, 2018	4,075,000
2009 U.S. Residents Reassignment, Performance Grant	1,450,000	Euro 15.11	June 12, 2018	1,100,000
2009 PSP Grant	1,793,750	N/A	N/A	1,237,500

(1)           These grants were subject to the reassignment of new options discussed above which was completed in June 2009.

Stock options and PSP Units held by directors and senior managers

Set forth below is certain information regarding stock options held by our directors and our senior managers (who are not directors) as a group, prepared and disclosed as required by applicable Italian law.

		Options held at the beginning of 2009			Options granted during 2009			Options exercised during 2009			Options expired/waived during 2009		Options held at the end of 2009
Name	Position	Number of Options	Average exercise price	Average expiration date	Number of Options	Average exercise price	Average expiration date	Number of Options	Average exercise price	Average market price at exercise	Number of Options		Number of Options	Average exercise price	Average expiration date

Luigi Francavilla	Vice Chairman	140,500	€17.98	2014	70,000	€13.45	2018				70,000	(**)	140,500	€13.62	2016
		2,000,000	€13.67	2014 (*)									2,000,000	€13.67	2014 (*)
		1,500,000	€20.99	2015 (*)	750,000	€13.45	2018				1,500,000	(**)	750,000	€13.45	2018 (*)

Andrea Guerra	Chief Executive Officer	2,000,000	€13.67	2014 (*)							2,500,000	(**)	2,000,000	€13.67	2014 (*)
		2,500,000	€20.99	2015 (*)	1,250,000	€13.45	2018						1,250,000	€13.45	2018 (*)

Enrico Cavatorta	Chief Financial Officer and Director	93,500	€20.08	2014	70,000	€13.45	2018				70,000	(**)	93,500	€13.54	2016
		1,200,000	€13.67	2014 (*)									1,200,000	€13.67	2014 (*)
		1,100,000	€20.99	2015 (*)	550,000	€13.45	2018				1,100,000	(**)	550,000	€13.45	2018 (*)

Roberto Chemello	Director	140,500	€17.98	2014									140,500	€17.98	2014
		2,000,000	€13.67	2014 (*)									2,000,000	€13.67	2014 (*)
		1,100,000	€20.99	2015 (*)									1,100,000	€20.99	2015 (*)

	Senior Managers employed in the Company (10)	571,100	€19.61	n.a.	355,000	€13.45	2018				335,000	(**)	591,100	€14.20	n.a.
		2,000,000	€13.67	2014 (*)									2,000,000	€13.67	2014 (*)
		2,800,000	€20.99	2015 (*)	1,400,000	€13.45	2018				2,800,000	(**)	1,400,000	€13.45	2018 (*)

	Senior Managers employed in subsidiaries (7)	609,700	€17.82	n.a.	270,000	€14.85	2018	58,300	€9.91	€16.58	279,000	(**)	542,400	€14.98	n.a.
		2,740,000	€20.99	2014 (*)	1,225,000	€14.94	2018	35,000	€12.64	€18.51	2,450,000	(**)	1,480,000	€14.54	2016 (*)

* Options are exercisable subject to the achievement of certain financial performance targets

** Options waived under the 2009 reassignment program

Set forth below is certain information regarding the PSP Units held by our directors and our senior managers (who are not directors) as a group as of December 31, 2009:

		Units held at the beginning of 2009			Units granted during 2009			Units exercised during 2009			Units expired during 2009	Units held at the end of 2009
Name	Position	Number of Units	Average exercise price	Average expiration date	Number of Units	Average exercise price	Average expiration date	Number of Units	Average exercise price	Average market price at exercise	Number of Units	Number of Units	Average exercise price	Average expiration date*

Luigi Francavilla	Vice Chairman	120,000	—	2010	212,500	—	2011	—	—	—	—	332,500	—	—

Andrea Guerra	Chief Executive Officer	240,000	—	2010	375,000	—	2011	—	—	—	—	615,000	—	—

Enrico Cavatorta	Chief Financial Officer and Director	96,000	—	2010	112,500	—	2011	—	—	—	—	208,500	—	—

	Senior Managers employed in the Company (10)	174,000	—	2010	331,250	—	2011	—	—	—	—	505,250	—	—

	Senior Managers employed in subsidiaries (7)	180,000	—	2010	206,250	—	2011	—	—	—	—	386,250	—	—

* Each grant is subject to a 3-year vesting period. At the end of the respective vesting period, the Board will evaluate the achievement of certain financial performance targets established by the Board for the purposes of the Performance Shares Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Stockholders

The following table sets forth, as of April 20, 2010, the beneficial ownership of ordinary shares by each person beneficially owning two percent or more of the outstanding ordinary shares (including ordinary shares represented by ADSs) known to us based on their most recent public filings or communications with us.

Identity of Person or Group	Amount of Shares Owned		Percent of Class
Leonardo Del Vecchio	314,203,339		67.601%
Giorgio Armani	22,724,000	(1)	4.889%

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

As of March 31, 2010, approximately 7.425 percent of our ordinary shares were held in the form of ADSs by approximately 15,300 record holders.

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

License Agreements

We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. (“RBA”), which is controlled by Claudio Del Vecchio, one of our directors. The license expires on December 31, 2014. Royalties paid to RBA for such agreement were Euro 0.3 million, Euro 0.8 million and Euro 0.9 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Management believes that the terms of this license agreement were fair to the Company.

Service Revenues

During the years ended December 31, 2009, 2008 and 2007, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for RBA. Amounts received for the services provided for those years were Euro 0.1 million, Euro 0.1 million and Euro 0.2 million, respectively.  Management believes that the compensation received for these services is fair to the Company.

Stockholder Plan

On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through holding companies of the Del Vecchio family, representing 2.07 percent (or 9.6 million shares) of the Company’s authorized and issued share capital as of April 20, 2010, to a stock option plan for our top management. See Item 6 — “Directors, Senior Management and Employees — Share Ownership.”

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

Cole Consumer Class Action Lawsuit

In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle VisionCare, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys’ fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2009, 2008 and 2007 were not material.

Oakley Stockholder Lawsuit

On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other stockholders of Oakley, Inc. (“Oakley”), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to stockholders by approving Oakley’s merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because we believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys’ fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff’s motion for attorneys’ fees and expenses.  The plaintiff appealed the Court’s May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial Court’s decision in all respects. The plaintiff has filed a petition with the California Supreme Court requesting review of the appellate court’s decision.

Costs associated with this litigation incurred for the years ended December 31, 2009, 2008 and 2007, were not material. Management believes that no estimate of the range of possible losses, if any, can be made at this time.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The plaintiff brought suit on behalf of a class of Oakley’s customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys’ fees and claim administration costs by the Oakley defendants.  An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2009, 2008 and 2007 were not material.

Texas LensCrafters Class Action Lawsuit

In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. (now Luxottica Retail North America Inc.) and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act (“TOA”) and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations.  The suit alleges that LensCrafters has attempted to control the optometrists’ professional judgment and that certain terms of the optometrists’ sub-lease agreements with LensCrafters violate the TOA.  The suit seeks recovery of a civil penalty of up to U.S. $1,000 for each day of a violation of the TOA, injunctive relief, punitive damages and attorneys’ fees and costs.  In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract.  In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters sub-lease optometrists.  Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008.  The court did not address that motion.The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants’ motion to transfer venue.  On January 11, 2010, plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from LensCrafters in Texas.

On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice.

Amounts paid to settle this litigation will not be material. Costs associated with this litigation for the years ended December 31, 2009 and 2008 were not material.

*****

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

Dividend Distributions

See Item 3—“Key Information—Dividends” and Item 10—“Additional Information—Rights Attaching to Ordinary Shares—Dividends.”

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

	New York Stock Exchange		Milan Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2005	25.83	19.69	21.94	15.11
2006	31.39	24.36	24.46	19.30
2007	39.38	29.70	28.79	21.33
2008
First Quarter	30.92	23.15	21.15	14.80
Second Quarter	29.62	23.33	19.40	14.90
Third Quarter	27.06	21.94	18.59	13.80
Fourth Quarter	22.50	15.98	16.70	12.67
December 2008	20.02	17.60	15.15	12.67
Year 2008	30.92	15.98	21.15	12.67
2009
First Quarter	18.60	11.88	13.49	9.61
Second Quarter	21.91	15.78	15.96	11.85
Third Quarter	26.73	19.90	18.25	14.23
Fourth Quarter	26.91	24.14	18.19	16.34
November 2009	25.90	24.14	17.33	16.34
December 2009	26.35	24.94	18.19	16.81
Year 2009	26.91	11.88	18.25	9.61
2010
January 2010	27.59	25.96	19.24	18.34
February 2010	26.58	24.22	19.20	17.91
March 2010	26.94	25.46	20.09	18.65
Through April 23, 2010	29.42	26.68	21.89	19.87

The high and low closing prices of the ADSs on the NYSE for the first quarter of 2010 were U.S. $27.59 and U.S. $24.22, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2010 were Euro 20.09 and Euro 17.91, respectively.

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

Notification of the Acquisition of Shares and Voting Rights

Pursuant to Italian securities laws and Consob (the Italian securities regulatory authority) implementing regulations thereof, any person acquiring any interest in excess of two percent in the voting shares of a listed company must give notice to Consob and the company whose shares are acquired. Consob may, in order to protect investors and the efficiency and transparency of the capital markets, impose, for a limited period of time, a threshold lower than two percent in the voting shares of a listed company with an elevated current market value and a particularly widely held stock. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

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

Cross ownership between listed companies may not exceed two percent of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed two percent of the voting shares of the listed company and ten percent of the voting shares of the unlisted company. If the relevant threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The two percent limit for cross ownership is increased to five percent on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary stockholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of two percent of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above two percent in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain who the later party to exceed the limit is, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any stockholders’ resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer to buy or exchange at least 60 percent of the company’s shares.

The validity of any agreement regarding the exercise of the voting rights attached to shares of a listed company or of its parent company is subject to the notification of such agreement to Consob, the publication of a summary of such agreement in the press, the filing of the agreement with the Register of Enterprises and notice of such agreement to the companies, the shares of which are the subject of such agreement within five days of the date of the agreement. These disclosure obligations shall not apply to agreements regarding shareholdings representing less than two percent of the voting shares of the listed company. Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised.

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

A list for the appointment of directors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the percentage established by Consob pursuant to article 147ter subparagraph 1 Legislative Decree 58/98. For 2009, the percentage established by Consob for Luxottica was equal to 1%. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list. The lists shall set forth not more than fifteen candidates, listed in descending numerical order.

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

(ii)   representations of stockholders different from the ones who hold, separately or jointly, a controlling interest or a simple majority interest in the share capital of the Company, stating the lack of affiliation as per section 144 quinquies of the Consob regulations; and

(iii)  detailed information on personal and professional qualifications of each candidate as well as a declaration by the candidate confirming the existence of the qualifications required by law, the acceptance of the office together with such candidate’s administration and control offices held in other companies.

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

The meeting notice period of 30 days is reduced to, respectively, 20 days for meetings convened at the request of minority stockholders and meetings convened to resolve upon Luxottica Group S.p.A.’s dissolution, and 15 days for meetings convened pending a public tender offer launched with respect to our ordinary shares. The notice may specify a date for a second meeting in the event that a quorum is not obtained at the first meeting. Notice of any subsequent meeting that must be held within 30 days from the previously adjourned meeting, must be published at least eight days prior to the date of the meeting. In addition, a meeting will be deemed duly convened if stockholders representing 100 percent of Luxottica Group S.p.A.’s share capital, together with a majority of the members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting.

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

On January 27, 2010, the Italian Government approved a legislative decree implementing Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 regarding the exercise of certain rights of stockholders in listed companies (the “Legislative Decree on SHR”) amending the Italian Civil Code and legislative decree n. 58/98. The Legislative Decree on SHR was published in the Gazzetta Ufficiale of the Italian Republic on March 5, 2010, and became effective 15 days later.

The new regulation will apply to all stockholders’ meetings convened after October 31, 2010.  The relevant provisions of the Italian Civil Code and legislative decree n. 58/98 shall be amended accordingly. The regulations implementing the provisions contained in the Legislative Decree on SHR shall be issued within six months after the date on which the Legislative Decree on SHR became effective, which is 15 days after its publication in the Gazzetta Ufficiale.The Legislative Decree on SHR introduces significant new rules on, among other things: (i) identification of stockholders entitled to attend and vote at a general meeting and the setting of a record date; (ii) the obligation of the issuer to update its stockholders’ ledger within 30 days from receipt of the notice from the intermediary; (iii) procedures and terms for convening a general meeting and providing information to stockholders prior to such meeting; (iv) certain rights of minority stockholders, such as the right to submit queries to the board prior to a general meeting with regard to items on the meeting agenda; and (v) stockholder proxies and proxy collection.

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

See Item 16E - “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Italian Tender Offer Rules

Under legislative decree n. 58/98, a public tender offer is required to be launched by any person that through share purchases holds more than 30 percent of the voting stock of an Italian listed company. The public tender offer must cover the whole voting stock of the company. Similarly, under Consob rules, a public tender for the entire voting stock of a listed company must be made by any person owning more than a 30 percent interest in the voting securities of a company (but does not exercise majority voting rights at an ordinary stockholders’ meeting) and purchases or acquires, directly or indirectly, also through the exercise of subscription or conversion rights, during a 12-month period more than five percent of the ordinary capital with voting rights. The offer must be launched within 20 days from the date on which the relevant threshold was exceeded, and must be made at a price for each class of securities at least equal to the highest price paid by the offeror, and/or by parties acting in concert with the offeror, for the purchase of the relevant class of the target company’s securities over a 12-month period preceding the announcement of the compulsory bid. If no purchases for value of the relevant class of securities have been made in the relevant period, the offer price will be equal to the weighted average market price of the target securities over the previous 12 months (or, if a market price for the relevant class of securities has not been available for the whole of this period, over such shorter period for which a market price has been available).

Consob regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others: (i) when another person or persons jointly control the company; (ii) when a party exceeds the threshold as a result of shares transferred to it by a related party; and (iii) when the threshold is exceeded by a party following the exercise of pre-emption or conversion rights to which such party was entitled. Article 107 of the legislative decree further provides that the acquisition of an interest above 30 percent of the voting stock of a company does not trigger the obligation to launch a 100 percent tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60 percent or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the stockholders of the company (excluding, for the purpose of calculating such majority, the offeror or any stockholder that holds an absolute or relative majority shareholding exceeding ten percent as well as persons acting in concert with the offeror), (ii) if the offeror (including the persons acting in concert with the offeror) has not acquired more than one percent of the voting stock of the company in the preceding 12 months and during the offer period and (iii) upon receipt of an exemption granted by Consob provided that the terms of (i) and (ii) have complied with Consob rules that a mandatory bid need not be made. “Persons acting in concert” with the offeror shall mean any person cooperating with another on the basis of a specific or tacit agreement, verbal or in writing, regardless of whether such agreement is invalid or without effect, for the purpose of acquiring, maintaining or strengthening control over the issuer or to defend against a public tender offer (including, in any case,  the offeror’s subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a stockholders’ agreement, the offeror’s directors, members of the management board, or supervisory board or general managers). However, after the offer has been completed the offeror nevertheless becomes subject to the duty to launch an offer for 100 percent of the voting stock if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than one percent of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90 percent or more of the voting stock of a company must grant to all other stockholders the right to sell off their remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of three months. Moreover, any person who, following a tender offer for 100 percent of the voting stock, purchases more than 95 percent of the voting stock: (i) must grant to all other stockholders the right to sell their voting shares or (ii) alternatively, and provided that it has stated its intention to do so in the offering documentation, is entitled to acquire all remaining voting shares of the company (squeeze-out) within three months following the conclusion of the tender offer. Shares held in breach of these rules cannot be voted and must be sold within 12 months.

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

ADRs are issued by Deutsche Bank Trust Company Americas. Each ADR evidences an ownership interest in a number of American Depositary Shares, each of which represents one ordinary share deposited with Deutsche Bank Milan, as custodian under the Deposit Agreement. Each ADR will also represent securities, cash or other property deposited with Deutsche Bank Trust Company Americas but not distributed to ADR holders. Deutsche Bank Trust Company Americas’ Corporate Trust Office is located at 60 Wall Street, New York, New York 10005, and its principal executive office is located at 60 Wall Street, New York, New York 10005.

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

Material Contracts

The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since April 30, 2008 and, as of the date of this annual report, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

Contracts Relating to the Company’s Indebtedness

For a discussion of our material credit agreements and financings entered into or amended since April 30, 2008, see “— Our Credit Facilities — The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps,” “— Our Credit Facilities — The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps,” “— Our Other Debt Financings — The U.S. $275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings,” “— Our Credit Facilities —The Euro 300 Million Club Deal” and “— Our Other Debt Financings — The U.S. $175 Million Senior Guaranteed Notes of U.S. Holdings” in Item 5 — “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Our Indebtedness.”

Luxottica Group S.p.A. Performance Shares Plan

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

This discussion is based on the tax laws of Italy and of the United States, including the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the currently applicable Convention Between the United States of America and Italy for the Avoidance of Double Taxation with respect to Taxes on Income and the Prevention of Fraud or Fiscal Evasion and Protocol Between the United States and Italy (collectively, the “New Treaty”) and the Convention Between the United States of America and the Italian Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates and Inheritances (the

“Estate Tax Convention”). These laws are subject to change, possibly on a retroactive basis that could affect the tax consequences described below. The New Treaty was signed on August 25, 1999, ratified by Italy pursuant to Law 3 March 2009, No. 20, and entered into force on December 16, 2009, replacing the then-applicable tax treaty and protocol between the United States and Italy (collectively, the “Old Treaty”). The New Treaty includes an anti-abuse provision and a provision limiting treaty benefits to individuals, qualified governmental entities, companies that are publicly traded or that satisfy certain share ownership requirements, certain pension plans and other tax-exempt entities, and certain other persons meeting prescribed anti-treaty shopping requirements.

The New Treaty also clarifies the availability of treaty benefits to entities that are treated as fiscally transparent under United States or Italian law.

In respect of tax withheld at the source, the New Treaty is effective for amounts paid or credited on or after February 1, 2010.  In respect of other taxes, the New Treaty is effective for taxable periods beginning on or after January 1, 2010.  However, if a person who was entitled to benefits under the Old Treaty would have been entitled to any greater relief from tax under the Old Treaty than under the New Treaty, such person may make an election for the Old Treaty to continue to apply in its entirety for an additional twelve-month period.

In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

This discussion addresses only Italian income taxation, gift and inheritance taxation and capital gains taxation and United States federal income and estate taxation.

For purposes of the Old Treaty, the New Treaty, the Estate Tax Convention and the Code, U.S. holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to Italian tax or United States federal income tax.

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

Under the New Treaty, Italian withholding tax (or substitute tax) at a reduced rate of 15 percent will generally apply to dividends paid by an Italian corporation to a U.S. resident entitled to Treaty benefits who timely complies with the procedures for claiming such benefits, provided the dividends are not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or with a fixed base in Italy through which the U.S. resident performs independent personal services.

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

The currently applicable Italian domestic legislation provides for the application of a reduced 11 percent withholding tax or substitute tax on dividends paid starting from July 29, 2009 by an Italian corporation to non-Italian resident pension funds established in an EU Member State or in other countries (excluding the United States) which adhere to the “Accordo sullo Spazio Economico Europeo,” which are included in the above-mentioned “white list” of countries allowing an adequate exchange of information with the Italian tax authority.

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

A non-Italian resident beneficial owner of ordinary shares or ADSs can obtain application of substitute tax on dividends of Italian source at a reduced rate of 1.375 percent or 11 percent, as applicable, from the intermediary with which the shares are deposited by promptly submitting ad hoc request, together with proper documentation attesting to the residence and status of the beneficial owner (including a certificate of tax residence from the competent foreign tax authorities).

As an alternative to the application of the more favorable treaty rate of substitute tax on dividends or where an income tax treaty does not apply, and except for entities that benefit from the above-mentioned 1.375 percent or 11 percent substitute tax, under domestic Italian law non-resident stockholders can claim a refund of an amount up to four-ninths of the 27 percent substitute tax on dividend income from Italian tax authorities provided that (i) they implement an ad hoc refund procedure in accordance with the terms and conditions established by law, and (ii) they provide evidence that this dividend income was subject to income tax in their country of residence in an amount at least equal to the total refund claimed. Beneficial owners of ordinary shares or ADSs should contact their tax advisors concerning the possible availability of these refunds, the payment of which is normally subject to extensive delays.

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

Under the Old Treaty and the New Treaty, a person who is considered a U.S. resident for purposes of the Old Treaty and the New Treaty and is fully entitled to benefits under the Old Treaty and the New Treaty will not incur Italian capital gains tax on disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs form part of a business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. In order to benefit from this exemption, U.S. residents who sell ordinary shares or ADSs may be required to timely produce appropriate documentation establishing that the above-mentioned conditions for non-taxability of capital gains under the Old Treaty and the New Treaty have been satisfied (including a certificate of tax residence issued by the competent U.S. tax authorities).

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

Subject to certain generally applicable limitations, the Italian withholding or substitute tax imposed on dividends in accordance with the Old Treaty or the New Treaty and paid over to Italy will be creditable against a U.S. holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to the U.S. holder under Italian law or under the Old Treaty or the New Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder’s United States federal income tax liability. See “—Italian Tax Law—Withholding or Substitute Tax on Dividends” for the procedures for obtaining a tax refund.

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

Taxation of Capital Gains. If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs and such shares constitute a capital asset in the hands of the U.S. holder, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. The deductibility of capital losses is subject to limitations. Capital gain of a non-corporate U.S. holder, recognized in taxable years which begin before January 1, 2011, is generally taxed at a maximum rate of 15 percent for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations. A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75 percent of its gross income is “passive income,” or (b) the average percentage of the gross value of its assets that produce “passive income” or are held for the production of passive income is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special “look-through” rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest. Where the “look-through” rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25 percent-owned subsidiary as well as dividends and interest received from such a 25 percent-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2009. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in “—Taxation of Dividends”), and our dividends would not be eligible for the reduced 15 percent U.S. income tax rate.

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

A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed his, her or its income tax liability by filing a timely refund claim with the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

At December 31, 2009 and 2008, our interest rate sensitivity was limited to the amount of our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities.

Included in this amount are:

•                  Tranche B and Tranche C borrowings on our subsequently amended credit facility with a group of banks, of Euro 1,130 million and U.S. $325 million (of which Euro 525 million and Euro 677.9 million were borrowed under Tranche C as of December 31, 2009 and 2008, respectively, and U.S. $325 million was borrowed under Tranche B as of December 31, 2009 and 2008). However, in 2007, we entered into interest rate swaps to effectively hedge the floating rate to a fixed rate for Tranche B. As of December 31, 2009, this credit facility bore interest at EURIBOR on Euro-denominated loans and LIBOR on U.S. $-denominated loans, plus a margin between 0.20 and 0.40 percent based on the Net Debt/ EBITDA ratio as defined in the agreement (0.829 percent on Tranche C for amounts borrowed in Euro, as of December 31, 2009).

•                  Our Euro 150 million credit facility, of which Euro 0 million was borrowed as of December 31, 2009. This credit facility accrues interest at EURIBOR plus 1.90 percent.

•                    Our Euro 250 million credit facility (of which Euro 250.0 million was borrowed as of December 31, 2009). This credit facility accrues interest at EURIBOR plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (1.267 percent as of December 31, 2009). In 2009, we entered into interest rate swaps for a notional amount of Euro 250.0 million that effectively hedge the floating rate to a fixed rate for this credit facility.

•                  Our Tranche D U.S. $1.0 billion credit facility, of which U.S $950 million was borrowed as of December 31, 2009 (U.S. $1.0 billion in 2008). This credit facility accrues interest at LIBOR plus a margin between 0.20 and 0.40 percent based on the Net Debt/EBITDA ratio as defined in the agreement (0.634 percent as of December 31, 2009). In 2008 and 2009 we entered into interest rate swaps for a notional amount of U.S. $700 million that effectively hedge the floating rate to a fixed rate for a portion of Tranche D.

The effect of a ten percent change in interest rates (upward or downward) at December 31, 2009 and 2008, would not have had a material effect on our future annual pretax earnings and cash flows, based on our expected future pretax earning and cash flows with an interest rate adjustment of ten percent above and below the rates in effect as of December 31, 2009 and 2008. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S. $-denominated activities, we used an exchange rate of Euro 1.00 = U.S. $1.45 as of both December 31, 2009 and December 31, 2008.

We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have 45 interest rate derivatives outstanding as of December 31, 2009:

•                  During the third quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities—Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps.” The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

•                  During the third quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Tranche E of the credit facility discussed above. See Item 5—“Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities — The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps.”  The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

•                  During the fourth quarter of 2008 and the first quarter of 2009, we entered into fourteen interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks, which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011 (“Tranche D Swaps”). These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Tranche D of the credit facility discussed above. See Item 5— “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Our Indebtedness — Our Credit Facilities — The U.S. $1,500.0 Million Credit Facility, U.S. $ 500.0 Million Bridge Loan and Related Interest Rate Swaps.” The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum.

•                  In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks (“Intesa Swaps”). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. The Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. See Item 5 – “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Our Indebtedness - Our Credit Facility – The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps.”

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

Economic Risk.  A strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products manufactured in Italy and/or reduce our gross margins. However, our Oakley manufacturing facilities in the U.S. offset the reduced margins of our Italy-manufactured products, the costs of which are in Euro, as we expand Oakley’s sales in Euro-denominated countries.  We expect that the weakening of the Euro will have the reverse effect.  In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

Effective January 1, 2001, we adopted ASC No. 815 (formerly SFAS No. 133), as amended and interpreted, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. ASC No. 815 requires that all derivatives, whether designated as a hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income in the consolidated statement of shareholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as a hedge, changes in fair value are recognized in operations.

From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2009, we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 180 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

Translation Risk. A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2009 and 2008, and is not meant to be a tabular disclosure of market risk:

2009	U.S. Dollars	Euro	Other	Total
Revenues	59.5%	18.6%	21.9%	100%
Costs and Operating expenses	58.3%	25.3%	16.4%	100%

2008	U.S. Dollars	Euro	Other	Total
Revenues	59.0%	19.3%	21.7%	100%
Costs and Operating expenses	57.4%	26.8%	15.8%	100%

Because a large portion of our revenues and expenses are denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, translation risk could have a material effect on our reported financial position and results of operations. The effect of a ten percent weakening of the U.S. $ against the Euro as compared to the actual 2009 and 2008 average exchange rate between the U.S. $ and Euro would have been a decrease in income before taxes of Euro 30.1 million and of Euro 36.2 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Persons depositing shares in our deposit facility with Deutsche Bank Trust Company Americas are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited shares. Persons depositing shares also may be charged the following expenses:

1. Expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for Italy: an annual fee of U.S. $1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to the Company’s prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

2. Taxes and other governmental charges incurred by the depositary or the custodian on any ADS or ordinary shares underlying an ADS, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

3. Cable, telex, electronic transmission and delivery expenses;

4. Transfer or registration fees for deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

5. Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

6. Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

7. Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.

Since January 1, 2009, we received the following direct and indirect payments from Deutsche Bank Trust Company Americas in the aggregate amount of $539,382 (including $476,512 of reimbursements to cover expenses incurred in the past three years) for expenses relating to the ADR program, including:

1.               NYSE listing fees in relation to the listing of the ADRs

2.               Legal fees

3.               Auditor fees

4.               Roadshow expenses

5.               Financial printer costs

6.               Production of annual reports and Form 20-F filings

7.               Production of investor targeting, peer analysis and stockholder identification reports

8.               Postage for mailing annual and interim reports and other communications to ADR holders

9.               Costs of retaining third-party public relations, investor relations, and/or corporate communications advisory firms in the United States

10.         Subscription fees for CRM (customer relationship management) and other online electronic communications systems

11.         Mailing of proxy materials for meetings of stockholders

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based upon that evaluation, our principal executive officer and our principal financial officer have concluded that the design and operation of our disclosure controls and procedures provide reasonable assurance that, as of December 31, 2009, the disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our independent registered public accounting firm has audited and issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2009, which appears in Item 18 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors has determined that a member of our Board of Statutory Auditors, Alberto Giussani, appointed on April 29, 2009, qualifies as an “audit committee financial expert,” as defined in the SEC rules, and is “independent,” as defined in such rules. Prior to April 29, 2009, Marco Reboa was our “audit committee financial expert.” The Board of Statutory Auditors has been designated by our Board of Directors as the appropriate body to act as our “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. See Item 16G—“Corporate Governance—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange—Board Committees.”

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

ITEM 16C. Principal Accountant Fees and Services

Deloitte & Touche S.p.A., or Deloitte & Touche, was engaged as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2009 and 2008. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting tasks for us around the world. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Board of Statutory Auditors, all audit services for the annual audit of Luxottica Group S.p.A.’s own financial statements and for the audit of the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost.

The following table sets forth the aggregate fees paid by the Company to Deloitte & Touche for 2009 and 2008:

Thousands of Euro	2009 Fees	2008 Fees
Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	5,079	4,608
Audit related fees (including benefit plan audits and acquisition due diligence)	148	88
Tax fees (including compliance and planning)	36	127
All other fees	63	402
Total fees	5,326	5,225

Our Board of Statutory Auditors has approved all of the audit and non-audit fees of Deloitte & Touche for the year 2009 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50 percent.

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

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

From January 1, 2009 to September 21, 2009, no purchases were made by or on behalf of the Company or any affiliated purchaser of ordinary shares or ADSs.

On May 13, 2008, our stockholders approved a program authorizing the repurchase and disposal of up to a maximum of 18,500,000 of our ordinary shares until November 13, 2009, for a maximum cost of up to Euro 370,000,000. The 2008 buyback program was intended to provide us with treasury shares to efficiently manage our capital and to implement our performance share plan approved by stockholders at the meeting held on May 13, 2008.  On October 29, 2009, our stockholders approved a second program authorizing the repurchase and disposal of up to a maximum of 18,500,000 Luxottica Group ordinary shares during the 18 months following such date or, if earlier, the date of approval of the 2010 financial statements, for a maximum cost of up to Euro 370,000,000.

In parallel with our purchases of shares under these programs, our subsidiary, Arnette Optic Illusions, Inc., has sold on the MTA Luxottica ordinary shares that it owns. In 2009, Arnette sold on the MTA an aggregate of 2,764,824 ordinary shares, at an average price of Euro 17.25, for an aggregate amount of Euro 47,683,618. In 2010, through April 20, 2010, Arnette sold on the MTA 755,000 shares at an average price of Euro 18.95 for an aggregate amount of Euro 14,306,901.

The maximum and minimum price of the share repurchases under both buyback programs is equal to the market price of our ordinary shares on the MTA on the day preceding the relevant purchase, increased or decreased by 10%, respectively.  The repurchases of ordinary shares have been and will continue to be carried out in compliance with provisions set forth in article 2357 of the Italian Civil Code within the limits of retained earnings and available reserves as recorded in our financial statements.

Luxottica Group S.p.A. Purchases of our Ordinary Shares by Month	(a) Total Number of Ordinary Shares Purchased	b) Average Price Paid per Ordinary Share (in Euro)	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Programs (1)	(d) Maximum Number of Ordinary Shares that Remain Subject to Repurchase (at the end of the period) Under the 2009 Program (2)

September 21, 2009 to September 30, 2009	230,000	17.857	230,000	Not applicable (3)

October 1, 2009 to October 31, 2009	335,916	17.702	335,916	Not applicable (3)

November 1, 2009 to November 30, 2009 (1)	1,430,000	16.778	1,430,000	17,070,000

December 1, 2009 to December 31, 2009	682,154	17.348	682,154	16,387,846

January 1, 2010 to January 31, 2010	262,000	18.583	262,000	16,125,846

February 1, 2010 to February 28, 2010	0	Not applicable	0	16,125,846

March 1, 2010 to March 31, 2010	284,712	19.01	284,712	15,841,134

April 1, 2010 to April 28, 2010	0	0	0	15,841,134

(1)   Purchases from November 1, 2009 to November 13, 2009 were made under the 2008 buyback program and purchases from November 16, 2009 to November 30, 2009 were made under the 2009 buyback program.

(2)   Shares purchased under the 2009 buyback program are also subject to a maximum cost of Euro 370 million.

(3)   The 2008 buyback program expired on November 13, 2009.

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

The standards for determining director independence under the Italian Corporate Governance Policies are substantially similar to the NYSE listing standards for U.S. listed companies. The Italian Corporate Governance Policies require our non-executive directors to meet at executive sessions without management once per year or else we have to disclose the reason they did not meet in our Annual Report on Corporate Governance.

Based on standards under the Italian Corporate Governance Policies, our Board of Directors has determined that, among its 15 members, 7 directors are independent: Messrs. Abravanel, Cattaneo, Costamagna, Lo Bello, Mangiagalli, Mion and Reboa. This number of independent directors complies with the “adequate number” of non-management directors recommended by the Italian Corporate Governance Policies. During 2009, our non-management directors did not schedule executive sessions without management, as our Lead Independent Director (until April 29, 2009, Lucio Rondelli, and since October 29, 2009, Ivanhoe Lo Bello) determined that it was not necessary to convene such sessions, considering the high number of meetings of the Board of Directors and the Internal Control Committee.

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

Italian law requires companies to appoint a Board of Statutory Auditors. The Board of Directors has designated the Board of Statutory Auditors as the appropriate body to act as the “Audit Committee,” as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. It operates in accordance with Italian law, the Company’s By-laws and the “Regulations Governing the Duties of the Board of Statutory Auditors in accordance with U.S. Audit Committee Requirements.” The Board of Statutory Auditors has acted as the Audit Committee since the annual meeting of stockholders on June 14, 2006. Additional information regarding our Board of Statutory Auditors is set forth below.

With respect to the nomination of directors, Italian law requires that each Italian listed company file with its registered office, at least 10 days before its ordinary meeting of stockholders, a list of the personal and professional qualifications of each proposed director nominee. The Italian Corporate Governance Policies also recommend that, if an Italian listed company appoints a committee to select, or recommends the selection by the board of directors of, director nominees for the next ordinary meeting of stockholders, a majority of this committee be comprised of non-executive directors. The Company has elected not to appoint a committee to select, or recommend the selection of, director nominees.

The Italian Corporate Governance Policies require that Italian listed companies appoint a Compensation Committee and that a majority of this committee be comprised of independent directors, unless the reason for any non-compliance is disclosed. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers’ compensation and our stock option plans. On April 29, 2009, the Board of Directors of the Company appointed the members of the Human Resources Committee from among non-executive members of the Board, three of whom were independent directors, to comply with the provisions of the amended Italian Corporate Governance Policies.

For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, as amended on March 2006, please see our annual report on corporate governance available on the company website at www.luxottica.com.

Internal Control Committee

The Italian Corporate Governance Policies also require the establishment of an Internal Control Committee. Our Internal Control Committee consists of four independent directors. The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system and the proper use of accounting principles in conjunction with our administration managers and auditors. The committee reports to the Board of Directors at least twice a year. The members of the Internal Control Committee, appointed by the Board of Directors on April 29, 2009, are Mario Cattaneo, Chairman, Marco Mangiagalli, Marco Reboa and Ivanhoe Lo Bello, each an independent director.

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

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated balance sheets of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, effective December 31, 2008 the Company adopted the provisions of accounting guidance for the change in measurement date related to the accounting for pension and postretirement plans. As discussed in Note 1 to the consolidated financial statements, effective January 1, 2009 the Company adopted the provisions of accounting guidance on noncontrolling interests and applied the new guidance to all periods presented in the accompanying consolidated financial statements.

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia

Roma Torino Treviso Verona

Sede Legale: Via Tortona, 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220.00 i.v.

Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

Partita IVA: IT 03049560166

Member of Deloitte Touche Tohmatsu

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milan, Italy

April 21, 2010

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

LUXOTTICA GROUP S.p.A.

We have audited the internal control over financial reporting of Luxottica Group S.p.A and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Perugia

Roma Torino Treviso Verona

Sede Legale: Via Tortona, 25 - 20144 Milano - Capitale Sociale: Euro 10.328.220.00 i.v.

Codice Fiscale/Registro delle Imprese Milano n. 03049560156 - R.E.A. Milano n. 1720239

Partita IVA - IT 03049560166

Member of Deloitte Touche Tohmatsu

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated April 21, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule, and included an explanatory paragraph for the change in measurement date related to the accounting for pension and postretirement plans effective December 31, 2008 and for noncontrolling interests effective January 1, 2009.

Milan, Italy
April 21, 2010

LUXOTTICA GROUP SPA

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008 (*)

	2009	2008
	(Euro/000)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	380,081	288,450
Marketable securities	–	23,550
Accounts receivable - net
(Less allowance for doubtful accounts, Euro 30.9 million in 2009 and Euro 29.1 million in 2008)	618,884	630,018
Sales and income taxes receivable	59,516	151,609
Inventories - net	526,548	570,987
Prepaid expenses and other	137,604	144,054
Deferred tax assets - net	110,910	131,907

Total current assets	1,833,543	1,940,575

PROPERTY, PLANT AND EQUIPMENT - net	1,148,916	1,170,698

OTHER ASSETS:
Goodwill	2,700,203	2,694,774
Intangible assets - net	1,156,774	1,234,030
Investments	45,677	5,503
Other assets	153,506	176,199
Deferred tax assets - net	97,437	83,447

Total other assets	4,153,597	4,193,952

TOTAL ASSETS	7,136,056	7,305,225

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2009 AND 2008 (*)

	2009	2008
	(EURO/000)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank overdrafts	148,951	432,465
Current portion of long-term debt	166,279	286,213
Accounts payable	434,604	398,080
Accrued expenses
Payroll and related	155,101	131,630
Customers’ right of return	27,335	31,363
Other	316,700	276,018
Deferred tax liability - net	10,813
Income taxes payable	11,204	18,353

Total current liabilities	1,270,987	1,574,120

LONG-TERM DEBT	2,404,189	2,519,289

LIABILITY FOR TERMINATION INDEMNITIES	54,608	55,522

DEFERRED TAX LIABILITIES - NET	236,140	233,551

OTHER LONG-TERM LIABILITIES	309,898	368,821

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Capital stock par value Euro 0.06; 464,386,383 and 463,368,233 ordinary shares authorized and issued at December 31, 2009 and 2008, respectively; 458,038,351 and 456,933,447 shares outstanding at December 31, 2009 and 2008, respectively	27,863	27,802
Additional paid-in capital	346,309	301,529
Retained earnings	3,003,823	2,789,894
Accumulated other comprehensive loss, net of tax	(491,938)	(542,646)
Total	2,886,057	2,576,580
Less treasury shares at cost; 6,348,032 and 6,434,786 shares at December 31, 2009 and 2008, respectively	(82,713)	(69,987)
Total Luxottica Group shareholders’ equity	2,803,344	2,506,593

Noncontrolling interests	56,890	47,328

Total Equity	2,860,234	2,553,921

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,136,056	7,305,225

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (*)

	2009	2008	2007
	(Euro/000, unless otherwise indicated)

NET SALES	5,094,318	5,201,611	4,966,054

COST OF SALES	(1,768,436)	(1,751,251)	(1,575,618)

GROSS PROFIT	3,325,882	3,450,360	3,390,436

OPERATING EXPENSES:
Selling and advertising	(2,106,360)	(2,124,430)	(2,069,280)
General and administrative	(636,320)	(576,167)	(487,843)

Total	(2,742,680)	(2,700,597)	(2,557,123)

INCOME FROM OPERATIONS	583,202	749,763	833,313

OTHER INCOME (EXPENSE):
Interest income	6,887	13,265	17,087
Interest expense	(91,571)	(135,267)	(89,498)
Other - net	(4,235)	(37,890)	19,780

Other expense - net	(88,919)	(159,892)	(52,631)

INCOME BEFORE PROVISION FOR INCOME TAXES	494,283	589,870	780,681

PROVISION FOR INCOME TAXES	(167,416)	(194,657)	(273,501)

NET INCOME	326,867	395,213	507,180

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(12,105)	(15,492)	(14,976)

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP SHAREHOLDERS	314,762	379,722	492,204

BASIC EARNINGS PER SHARE (Euro)	0.69	0.83	1.08

FULLY DILUTED EARNINGS PER SHARE (Euro)	0.69	0.83	1.07

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	457,270,491	456,563,502	455,184,797
Diluted	457,942,618	457,717,044	458,530,609

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 (*)

	Luxottica Group shareholders
					Accumulated
			Additional		Other				Total
	Common Stock		Paid-in	Retained	Comprehensive	Treasury	Noncontrolling	Comprehensive	Consolidated
	Shares	Amount	Capital	Earnings	Loss	Shares	Interests	Income	Equity

BALANCES, JANUARY 1, 2007	460,216,248	27,613	203,016	2,343,800	(288,593)	(69,987)	30,371		2,246,220

Exercise of stock options	2,407,372	144	26,498						26,642
Translation adjustment					(90,881)		6,172	(84,709)	(84,709)
Effect of adoption of FIN 48				(8,060)					(8,060)
Non-cash stock-based compensation			42,121						42,121
Minimum pension liability, net of taxes of Euro 3.9 million					9,688			9,688	9,688
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.9 million					(1,579)			(1,579)	(1,579)
Excess tax benefit on stock options			6,313						6,313
Change in fair value of derivative instruments, net of taxes of Euro 4.6 million					(6,062)			(6,062)	(6,062)
Dividends declared (Euro 0.42 per share)				(191,077)			(10,422)		(201,499)
Net income				492,204			14,976	507,180	507,180

BALANCES, DECEMBER 31, 2007	462,623,620	27,757	277,947	2,636,868	(377,428)	(69,987)	41,097	424,517	2,536,255

BALANCES, JANUARY 1, 2008	462,623,620	27,757	277,947	2,636,868	(377,428)	(69,987)	41,097		2,536,255

Exercise of stock options	744,613	45	7,081						7,126
Translation adjustment					(73,682)		3,709	(69,973)	(69,973)
Non-cash stock-based compensation			10,424						10,424
Adjustment to pension liability, net of taxes of Euro 29.2 million					(50,658)			(50,658)	(50,658)
Adoption of SFAS No. 158 measurement date provisions, net of taxes of Euro 1.9 million				(3,079)					(3,079)
Unrealized gain on available-for-sale securities, net of taxes of Euro 0.2 million					409			409	409
Excess tax benefit on stock options			631						631
Change in fair value of derivative instruments, net of taxes of Euro 20.7 million					(41,287)			(41,287)	(41,287)
Diluted gain on business combinations			5,446						5,446
Dividends declared (Euro 0.49 per share)				(223,617)			(12,969)		(236,586)
Net income				379,722			15,491	395,213	395,213

BALANCES, DECEMBER 31, 2008	463,368,233	27,802	301,530	2,789,894	(542,646)	(69,987)	47,328	233,704	2,553,921

BALANCES, JANUARY 1, 2009	463,368,233	27,802	301,530	2,789,894	(542,646)	(69,987)	47,328		2,553,921

Exercise of stock options	1,018,150	61	11,437						11,498
Translation adjustment					27,844		108	27,952	27,952
Non-cash stock-based compensation			16,291						16,291
Adjustment to pension liability, net of taxes of Euro 8.1 million					12,435			12,435	12,435
Change in fair value of derivative instruments, net of taxes of 4.2 million					10,429			10,429	10,429
Investment in treasury Shares			15,895			(12,726)			3,169
Dividends declared (Euro 0.22 per share)				(100,833)			(2,651)		(103,484)
Excess tax benefit on stock options			1,156						1,156
Net income				314,762			12,105	326,867	326,867

BALANCES, DECEMBER 31, 2009	464,386,383	27,863	346,309	3,003,823	(491,938)	(82,713)	56,890	377,683	2,860,233

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009, 2008 AND 2007 (*)

	2009	2008	2007
	(Euro 000)

NET INCOME	326,867	395,213	507,180
Other comprehensive income, net of taxes

Adjustment to pension liability, net of taxes	12,435	(50,658)	9,688

Change in fair value of derivative instruments, net of taxes	10,429	(41,287)	(6,062)

Translation adjustment	27,952	(69,973)	(84,709)

Unrealized gain on available for sale securities, net of taxes		409	(1,579)

Comprehensive income	377,683	233,704	424,517

Comprehensive income attributable to noncontrolling interests	12,213	19,200	21,148

Comprehensive income attributable to the Luxottica Group shareholders	365,470	214,504	403,369

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

CONSOLIDATED

STATEMENTS OF

CASH FLOWS

THE YEARS ENDED

DECEMBER 31, 2009,

2008 AND 2007 (*)

	2009	2008	2007
	(Euro/000)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	326,867	395,213	507,180

Adjustments to reconcile net income to net cash provided by operating activitities:

Stock-based compensation	16,291	10,424	42,121
Excess tax benefits from stock-based compensation	(1,156)	(631)	(6,313)
Depreciation and amortization	285,923	264,938	232,813
Benefit for deferred income taxes	18,123	4,858	(45,037)
Net loss (gain) on disposals of fixed assets and other	11,231	2,048	(19,337)
Loss on sale of promissory note		23,204
Earnings from equity method investment	951
Termination indemnities matured during the year - net	(1,350)	(1,472)	(3,595)

Changes in operating assets and liabilities, net of acquisition of businesses:
Accounts receivable	25,660	27,875	(55,707)
Prepaid expenses and other	140,872	(26,145)	(220,727)
Inventories	46,544	1,368	(41,916)
Accounts payable	27,405	(19,393)	32,989
Accrued expenses and other	20,235	(110,386)	(9,433)
Accrual for customers’ right of return	(3,723)	4,090	9,855
Income taxes payable	(16,681)	2,903	(92,142)

Total adjustments	570,324	183,681	(176,429)

Cash provided by operating activities	897,191	578,895	330,751

CONSOLIDATED STATEMENTS OF CASH FLOWS THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (*)

	2009	2008	2007
	(Euro/000)
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions (1)	(192,454)	(311,540)	(322,770)
Disposals			29,700
Investments in Equity Investees	(20,683)
Purchases of businesses net of cash acquired	(7,518)	(13,288)	(1,491,086)
Proceeds from sale of Promissory note and other		6,880
Additions of intangible assets	(3,389)	(4,636)	(3,883)

Cash used in investing activities of continuing operations	(224,044)	(322,584)	(1,788,039)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	987,738	995,709	2,145,428
Repayments	(1,214,976)	(1,005,453)	(675,834)
Repayment of acquired lines of credit			(166,577)
(Decrease) increase in overdraft balances	(283,932)	(30,570)	282,280
Sale of Treasury shares	3,169
Exercise of stock options	11,498	7,126	26,642
Excess tax benefit from stock-based compensation	1,156	631	6,313
Dividends	(103,484)	(223,617)	(191,077)

Cash (used in)/provided by financing activities of continuing operations	(598,831)	(256,174)	1,427,174

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	74,315	137	(30,114)

CASH AND EQUIVALENTS, BEGINNING OF YEAR	288,450	302,894	339,122

Effect of exchange rate changes on cash and cash equivalents	17,315	(14,582)	(6,114)

CASH AND EQUIVALENTS, END OF YEAR	380,081	288,450	302,894

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for interest	94,095	121,181	73,202
Cash paid during the year for income taxes	70,839	266,104	454,062
Property and equipment purchases in accounts payable	19,671	11,716	26,820
Acquisition of businesses:
Fair value of assets acquired		9,308	545,129

(*) In accordance with US GAAP. See notes to the consolidated financial statements.

(1) Additions, excluding the change in accounts payable related to Property and equipment, are Euro 200,409,000, Euro 296,436,000 and Euro 334,769,000 for years 2009, 2008 and 2007 respectively, as indicated in Note 13 “Segment Information”.

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

Through its retail operations, as of December 31, 2009, the Company owned and operated 5,682 retail locations worldwide (5,695 locations at December 31, 2008) and franchised an additional 535 locations (560 locations at December 31, 2008) principally through Luxottica Retail North America, Inc.,  Sunglass Hut Trading, LLC, OPSM Group Limited, and Oakley. The retail division of Oakley (“O” retail) consists of owned retail locations operating under various names including “O” stores which sell apparel and other Oakley branded merchandise in addition to performance sunglasses.

Luxottica Group’s net sales consist of direct sales of finished products manufactured under its own brand names or licensed brands to opticians and other independent retailers through its wholesale distribution channels and direct sales to consumers through its retail distribution segment.

Demand for the Company’s products, particularly the higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which the Company operates.

The retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week period ended January 2, 2010, for the 53-week period ended January 3, 2009 and for the 52-week period ended December 29, 2007 respectively. In 2009, the fiscal year for the retail distribution divisions in Asia-Pacific (China, Hong Kong, Australia, New Zealand, Thailand, India and the Philippines) and South Africa included 53 weeks.

Principles of Consolidation and Basis of Presentation - The consolidated financial statements of Luxottica Group include the financial statements of the parent company and all wholly or majority-owned subsidiaries. The principles of the Accounting Standards Codification (“ASC”) No. 810, Consolidation are considered when determining whether an entity is subject to consolidation. During 2008, the Company acquired through one of its subsidiaries an additional 16 percent interest in an affiliated company in which it previously held a 50 percent interest. Until the time that the Company became the majority shareholder, this investment was accounted for under the equity method. During 2009 the Company acquired 40% of Multiopticas Internacional S.L., a company that owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia. This investment is accounted for under the equity method in the consolidated financial statements. Investments in other companies in which the Company has less than a 20 percent interest with no ability to exercise significant influence are carried at cost. All intercompany accounts and transactions are eliminated in consolidation. Luxottica Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company accounts for all business combinations in accordance with ASC No. 805, Business Combinations. Furthermore, the Company recognizes intangible assets apart from goodwill if they arise from contractual or legal rights or if they are separable from goodwill.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant judgment and estimates are required in the determination of the valuation allowances against receivables, inventories and deferred tax assets, calculation of pension and other long-term employee benefit accruals, legal and other accruals for contingent liabilities and the determination of impairment considerations for long-lived assets, among other items. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions — Luxottica Group accounts for its foreign currency denominated transactions and foreign operations in accordance with ASC No. 830, Foreign Currency Matters. The financial statements of foreign subsidiaries are translated into Euro, which is the functional currency of the parent company and the reporting currency of the Company. Assets and liabilities of foreign subsidiaries, which use the local currency as their functional currency, are translated at year-end exchange rates. Results of operations are translated using the average exchange rates prevailing throughout the year. The resulting cumulative translation adjustments are recorded as a separate component of “Accumulated other comprehensive income (loss).”

Transactions in foreign currencies are recorded at the exchange rate in effect at the transaction date. Gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables during the year, are recognized in the consolidated statement of income in such year. Aggregate foreign exchange transaction gain/(loss), included in Other Expense - net, for the fiscal years 2009, 2008 and 2007 were Euro 8.6 million, Euro (0.3) million and Euro 15.2 million, respectively.

Cash and Cash Equivalents — Cash and cash equivalents includes cash on hand, demand deposits, highly liquid investments with an original maturity of three months or less, and amounts in-transit from banks for customer credit card and debit card transactions. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Credit card and debit card transactions in transit were approximately Euro 27.5 million and Euro 16.7 million at December 31, 2009 and 2008, respectively.

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

Inventories — Luxottica Group’s manufactured inventories, approximately 58.2 percent and 66.1 percent of total frame inventory for 2009 and 2008, respectively, are stated at the lower of cost, as determined under the weighted-average method, or market value. Retail inventories not manufactured by the Company or its subsidiaries are stated at the lower of cost as determined by the weighted-average cost method, or market value. Inventories are recorded net of allowances for estimated losses. This reserve is calculated using various factors including sales volume, historical shrink results and current trends.

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

Goodwill — Goodwill represents the excess of the purchase price over the value assigned to the net tangible and identifiable intangible assets acquired. The Company’s goodwill is tested annually for impairment as of December 31 of each year in accordance with ASC No. 350, Intangibles — Goodwill and Other. Additional impairment tests are performed if, for any reason, the Company believes that an event has occurred that may impair goodwill. Such tests are performed at the reporting unit level which consists of four units, Wholesale, Retail North America, Retail Asia Pacific and Retail Other, as required by the provisions of ASC No. 350. For the fiscal years 2009, 2008 and 2007, the Company did not recognize any goodwill impairment charge.

Trade Names and Other Intangibles — In connection with various acquisitions, Luxottica Group has recorded as intangible assets certain trade names and other intangibles which the Company believes have a finite life. Trade names are amortized on a straight-line basis over periods ranging from 20 to 25 years (see Note 7). Other intangibles include, among other items, distributor networks, customer lists and contracts, franchise agreements and license agreements, and are amortized over the respective useful lives. All intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with ASC No. 350. Aggregate amortization expense of trade names and other intangibles for the fiscal years 2009, 2008 and 2007, was Euro 83.1 million, Euro 73.9 million and Euro 69.5 million, respectively.

Impairment of Long-Lived Assets — Luxottica Group’s long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the long-lived assets, the Company records an impairment loss, if determined to be necessary. Such impairment loss is measured as the amount by which the carrying amount of the long-lived asset exceeds the fair value in accordance with ASC No. 360, Property, Plant & Equipment. The aggregate impairment loss on certain non-performing long-lived assets charged to the consolidated statements of income during fiscal years 2009, 2008 and 2007 was not material.

Store Opening and Closing Costs - Store opening costs are charged to operations as incurred in accordance with ASC No. 720, Other Expenses. The costs associated with closing stores or facilities are recorded at fair value as the related liabilities are incurred. Store closing costs charged to the consolidated statements of income during fiscal years 2009, 2008 and 2007 were not material.

Self Insurance - The Company is self insured for certain losses relating to workers’ compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported.  The Company’s liability is estimated on an undiscounted basis using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years. As of December 31, 2009 and 2008, self insurance accruals were Euro 39.7 million and Euro 43.2 million, respectively.

Income Taxes - Income taxes are recorded in accordance with ASC No. 740, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. Changes in valuation allowances from period to period are included in the tax provisions in the relevant period of change.

As of January 1, 2007, the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which is now included in ASC No. 740. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 must be applied to all existing tax positions for all open tax periods as of the date of adoption (see Note 8 for a tabular reconciliation of uncertain tax positions). The cumulative effect of adoption of FIN 48 of Euro 8.1 million was recorded as a reduction to retained earnings on the date of adoption.

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

Manufacturing and wholesale distribution segment revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of ASC No. 605, Revenue Recognition, are satisfied at the date of sale. Accordingly, the Company has recorded an accrual for the estimated amounts to be returned.  This estimate is based on the Company’s right of return policies and practices along with historical data and sales trends.

There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

Retail distribution segment revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped directly to the customer. In some countries, the Company allows retail customers to return goods for a period of time and, as such, the Company has recorded an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. As such, the right of return does not impact the timing of revenue recognition as all conditions of ASC No. 605, are satisfied at the date of sale. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are likewise recognized as transactions occur in the Company’s retail locations and customers take receipt of products and services. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. At December 31, 2009 and 2008 customer advances included in the consolidated balance sheet in “Accrued Expenses and Other” were Euro 31.1 million and Euro 23.0 million, respectively. Retail Division revenues also includes managed vision care revenues consisting both fixed fee and fee for service managed vision care plans.  For fixed fee plans, the plan sponsor pays the Company a monthly premium for each enrolled subscriber.  Premium revenue is recognized as earned during the benefit coverage period.    Premiums are generally billed in the month of benefit coverage.  Any unearned premium revenue is deferred and recorded within accrued liabilities on the balance sheet.  For fee for service plans, the plan sponsor pays the Company a fee to process its claims.  Revenue is recognized as the services are rendered.  This revenue is presented as third party administrative services revenue.  For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships based on an estimate of uncollectible.

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

Revenues associated with our third-party franchisees and licensors at December 31, 2009, 2008 and 2007, consist of the following (in thousand of Euros):

	2009	2008	2007
Initiation fees	2,384	754	456
Royalties	14,652	14,712	16,949
Sales of frames and other materials	25,145	27,102	32,999
Other revenue	2,606	455	750

Total	44,787	43,023	51,154

The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer.  Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Total shipping costs in fiscal years 2009, 2008 and 2007 for the Wholesale and Retail divisions, associated with the sale of goods were Euro 14.5 million, Euro 14.2 million and Euro 8.3 million, respectively.

Managed Vision Care Underwriting and Expenses - The Company sells vision insurance plans which generally have a duration of up to five years. Based on its experience, the Company believes it can predict utilization and claims experience under these plans, including claims incurred but not yet reported (“IBNR”), with a high degree of confidence. These estimates of IBNR are based on past experience adjusted for current trends and changes to the contractual arrangements. The methods and assumptions are continually reviewed. Claims are recorded as they are incurred and certain other membership costs are amortized over the covered period. Corresponding administrative costs to process outstanding claims are estimated and accrued as incurred.

Advertising and Direct Response Marketing — Costs to develop and create newspaper, radio and other media advertising are expensed as incurred. Costs to develop and create television advertising are expensed the first time the airtime is used. The costs to communicate the advertising are expensed as the airtime or advertising space is used with the exception of certain direct response advertising programs. Costs for certain direct response advertising programs are capitalized if such direct response advertising costs are expected to result in future economic benefit and the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising.  Such costs related to the direct response advertising are amortized over the period during which the revenues are recognized, not to exceed 90 days. Generally, other direct response program costs that do not meet the capitalization criteria are expensed the first time the advertising occurs. Advertising expenses incurred during fiscal years 2009, 2008 and 2007 were Euro 312.1 million, Euro 339.3 million and Euro 348.2 million, respectively, and no significant amounts have been reported as assets.

The Company receives a reimbursement from its acquired franchisees for certain marketing costs.  Operating expenses in the consolidated statements of income are net of amounts reimbursed by the franchisees calculated based on a percentage of their sales.  The amounts received in fiscal years 2009, 2008 and 2007 for such reimbursement were Euro 14.4 million, Euro 15.1 million and Euro 16.8 million, respectively.

Earnings Per Share — Luxottica Group calculates basic and diluted earnings per share in accordance with ASC No. 260, Earnings per Share. Net income available to shareholders is the same for the basic and diluted earnings per share calculations for the years ended December 31, 2009, 2008 and 2007. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period, except when the common stock equivalents are anti-dilutive or relate to performance share-based plans for which the performance measure has not been met.. The following is a reconciliation from basic to diluted shares outstanding used in the calculation of earnings per share:

	2009	2008	2007

Weighted average shares outstanding — basic	457,270,491	456,563,502	455,184,797

Effect of dilutive stock options	672,127	1,153,542	3,345,812

Weighted average shares outstanding — dilutive	457,942,618	457,717,044	458,530,609

Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	17,456,736	18,529,635	4,947,775

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

Derivative Financial Instruments — Derivative financial instruments are accounted for in accordance with ASC No. 815, Derivatives and Hedging.

ASC No. 815 requires that all derivatives, whether or not designed in hedging relationships, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income/(loss) (“OCI”) in the consolidated statements of shareholders’ equity and are recognized in the consolidated statements of income when the hedged item affects operations. The Company records hedge ineffectiveness as gains or losses in the consolidated statements of income in their respective measurement periods. The effect of these derivatives in the consolidated statements of income depends on the item hedged (for example, interest rate hedges are recorded in interest expense). For a derivative that does not qualify as a hedge, changes in fair value are recognized in the consolidated statements of income, under the caption “Other — net”.

Designated hedging instruments and hedged items qualify for hedge accounting only if there is a formal documentation of the hedging relationship at the inception of the hedge, the hedging relationship is expected to be highly effective and effectiveness is tested at the inception date and at least every three months.

Certain transactions and other future events, such as (i) the derivative no longer effectively offsetting changes to the cash flow of the hedged instrument, (ii) the expiration, termination or sale of the derivative, or (iii) any other reason of which the Company becomes aware that the derivative no longer qualifies as a cash flow hedge, would cause the balance remaining in other comprehensive income to be realized into earnings prospectively. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized into earnings as additional expense from other comprehensive income relating to these cash flow hedges in fiscal 2010 is approximately Euro 23.2 million, net of taxes.

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

Defined Benefit Pension Plans - The funded status of the Company’s defined benefit pension plans is recognized in the consolidated statements of income. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”), which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to an irrevocable trust fund, held for the sole benefit of participants, which are invested by the trust fund. Overfunded plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as a prepaid pension asset equal to this excess. Underfunded plans, with the benefit obligation exceeding the fair value of plan assets, are aggregated and recorded as a retirement benefit obligation equal to this excess. The current portion of the retirement benefit obligations represents the actuarial present value of benefits payable in the next 12 months exceeding the fair value of plan assets, measured on a plan-by-plan basis.

Net periodic pension benefit cost/(income) is recorded in the consolidated statements of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs/(credits) and (gains)/losses previously recognized as a component of gains and (losses) not affecting retained earnings and amortization of the net transition asset remaining in accumulated gains and (losses) not affecting retained earnings. Service cost represents the actuarial present value of participant benefits earned in the current year. Interest cost represents the time value of money associated with the passage of time. Certain events, such as changes in employee base, plan amendments and changes in actuarial assumptions, result in a change in the benefit obligation and the corresponding change in the gains and (losses) not affecting retained earnings. The result of these events is amortized as a component of net periodic cost/(income) over the service lives of the participants.

Fair Value — Effective January 1, 2008, the Company adopted ASC No. 820, Fair Value Measurements and Disclosures, and ASC No. 825, Financial Instruments. ASC No. 820 does not require new fair value measurements but clarifies the definition, method, and disclosure requirements of previously issued standards that address fair value measurements. ASC No. 820 establishes a definition of fair value (based on an exit price model), establishes a framework for measuring fair value, defines disclosures about fair value measurements and defines exceptions to the fair value model (for example leases and lease transactions). The Company adopted ASC No. 820 (previously referred to as FASB Statements No.157 and No. 159 including amendments and interpretations) in two steps: effective January 1, 2008 for all financial instruments and non-financial instruments that are accounted for at fair value on a recurring basis, and effective January 1, 2009 for all other non-financial instruments (see Note 16). ASC No. 825 allows the Company to elect and record at fair value many financial assets and liabilities and certain other items with the change being recorded in earnings. This can be done on an instrument by instrument basis in most circumstances, is irrevocable after elected for that instrument and must be applied to the entire instrument. The adoption of both of these standards did not have a material effect on the consolidated financial statements. See Note 16.

Reclassifications — The presentation of certain prior year information has been reclassified to conform to the current presentation. In particular the Group made the following reclassifications:

1.               Euro 16.9 million have been reclassified from “other long term liabilities” into “other” within “Accrued expenses in current liabilities”;

2.               Euro 6.3 million have been reclassified from “Selling and Advertising” into “Cost of  Sales”;

3.               Euro 30.6 million have been reclassified from “Selling and Advertising expenses” into “General and Administrative expenses”.

Recent Accounting Pronouncements —

In January 2010, the FASB issued ASU 2010-6, Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-6 to have a material impact on the consolidated financial statements.

The FASB issued FASB ASC effective for financial statements issued after September 15, 2009.  The ASC is an aggregation of previously issued guidance reorganized into subject areas.  All other literature or guidance not included in the codification becomes “non-authoritative”.  Upon adoption, the Company did not have non-authoritative adjustments.  Subsequent revisions to the codification will be incorporated through Accounting Standards Updates (“ASU”).

In September 2009, the FASB issued ASU 2009-12 “Fair Value Measurements and Disclosures of (Topic 820) — Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)” which provides guidance on measuring fair value of certain alternative investments including proper disclosure.  If the investment qualifies, the Company may use the Net Asset Value as an estimate of its fair value. The Company adopted this standard in the fourth quarter of 2009 and the adoption did not have a material impact on the consolidated financial statements.

In August 2009, FASB issued ASU 2009-05 “Fair Value Measurements and Disclosures of (Topic 820) — Measuring Liabilities at Fair Value” which provides clarification for the fair value measurements of certain liabilities and acceptable techniques to do so. It also confirmed that certain of these techniques should be considered as Level 1 fair value measurements. The guidance is effective in the first reporting period beginning after issuance.

In December 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-17, which codifies SFAS No. 167, Amendment to FASB interpretation No. 46 (R), issued in June 2009. ASU 2009-17 requires a qualitative approach to identify a controlling financial interest in a variable interest entities (“VIE”), and requires ongoing assessment to whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. The Company does not expect the adoption of ASU 2009-17 to have a material impact on the consolidated financial statements.

In December 2008, the FASB issued ASC No. 715, Retirement Benefits Topic (formerly FSP 132(R)-1, Employer’s Disclosures About Postretirement Benefit Plan Assets), which requires enhanced disclosures on plan assets, including fair value measurements and categories of assets, investment policies and strategies, and disclosures on concentration of risks. The enhanced disclosures are provided in Note 10. The disclosure requirements are not required for earlier periods that are presented for comparative purposes.

In December 2007, an update was made to ASC No. 810, Consolidation, (formerly FASB Statement No. 160) establishing new accounting and reporting standards for noncontrolling interests (formerly known as “minority interests”) in a subsidiary and, when applicable, how to account for the deconsolidation of such subsidiary. The key differences include that non-controlling interests will be recorded as a component of equity, the consolidated income statements and statements of comprehensive income will be adjusted to include the non-controlling interest and certain disclosures have been updated.  Beginning January 1, 2009, Luxottica applied the new guidance to its accounting for noncontrolling interests and its financial statement disclosures. The provisions of the new guidance have been applied to all periods presented in the accompanying consolidated financial statements.

2.         RELATED PARTY TRANSACTIONS

Stock Incentive Plan - On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company’s authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. In 2009 and 2008, no options from this grant were exercised. In 2007, 400,000 options were exercised.

As of December 31, 2009, total receivables and payables from/to other related parties amounted to Euro 2.5 million and Euro 0.5 million, respectively (Euro 3.6 million and Euro 0.9 million as of December 31, 2008). The transactions related to the above receivables were immaterial in amount and/or significance to the Company.

3.         INVENTORIES - NET

Inventories — net consisted of the following (thousands of Euro):

	2009	2008
Raw materials and packaging	112,760	112,693
Work in process	52,368	48,013
Finished goods	442,813	475,369
Less: Inventory obsolescence reserves	(81,393)	(65,088)
Total	526,548	570,987

4.         SALE OF THINGS REMEMBERED NOTE

On September 29, 2006, the Company sold its Things Remembered (“TR”) specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (US$ 162.1 million including costs of US$ 5.3 million) and a promissory note (the “TR Note”) with a principal amount of Euro 20.6 million (US$ 26.1 million). During 2008, the Company sold the TR Note without recourse to an independent third party for approximately Euro 1.0 million.  The loss on the sale of the note of Euro 22.8 million including Euro 0.4 million previously recorded in accumulated other comprehensive income (loss) was included in other expense, net in the consolidated statements of income.

5.                            ACQUISITIONS AND INVESTMENTS

Acquisitions and investments:

a)              Oakley

On June 20, 2007, the Company and Oakley entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On November 14, 2007, the merger was consummated, the Company acquired all the outstanding common stock of Oakley which became a wholly owned subsidiary of the Company and Oakley’s results of operations began to be included in the consolidated statements of income of the Company. The aggregate consideration paid by the Company to the former shareholders, option holders, and holders of other equity rights of Oakley was approximately Euro 1,425.6 million (US$ 2,091 million) in cash. In connection with the merger, the Company assumed approximately Euro 166.6 million (US$ 244.4 million) of outstanding indebtedness. The purchase price of Euro 1,441.5 million (US$ 2,111.2 million) including approximately Euro 15.9 million (US$ 20.1 million) of direct acquisition related expenses was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet. No portion of this goodwill is deductible for tax purposes. The acquisition of Oakley was made as a result of the Company’s strategy to strengthen its performance sunglass wholesale and retail businesses worldwide.

The purchase price allocation was finalized in 2008 resulting in no material changes to the final fair values allocated to inventories, intangible assets and accrued expenses from the purchase price allocation done in 2007. The main changes from the 2007 allocation related to the restructuring of a part of the Retail North America operations. The purchase price (including acquisition-related expenses) was allocated based upon the fair value of the assets acquired and liabilities assumed as follows (thousands of Euro):

Assets acquired
Cash and cash equivalents	62,310
Inventories	122,668
Property, plant and equipment	131,466
Deferred tax assets	43,425
Prepaid expenses and other current assets	10,850
Accounts receivable	104,740
Trade names and other intangible assets	538,469
Other assets	3,985

Liabilities assumed
Accounts payable	36,560
Accrued expenses and other current liabilities	93,586
Deferred tax liabilities	181,789
Outstanding borrowings on credit facilities	166,850
Other long term liabilities	25,904
Bank overdrafts	5,584

Fair value of net assets	507,640

Goodwill	933,813

Total purchase price	1,441,453

The following table sets forth the Company’s unaudited pro forma consolidated results of operations for 2007, assuming that the acquisition of Oakley was completed as of January 1, 2007 (in thousands of Euro except for earnings per share data):

2007

Net sales	5,539,000

Net income	470,363

Earnings per share
Basic	1.04
Diluted	1.04

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

On July 16, 2009, the Company closed an agreement with Multiopticas Internacional S.L. (MOI), a company that owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica acquired a 40 percent participation in MOI. The total consideration paid for the acquisition of MOI was Euro 41.4 million. The purchase price was paid in two installments, each of them equal to 50 percent of the purchase price. The first installment was paid on the closing date on July 16, 2009, the second installment was paid in January 2010. Under the terms of the agreement, the Company has a call option for the remaining 60 percent of MOI. The call option will be exercisable by the Company between 2012 and 2014 at a price to be determined on the basis of MOI’s sales and EBITDA values at the time of the exercise. The difference between the carrying amount and the amount of underlying equity in net assets was Euro 32.5 million as of acquisition date and was mainly allocated to goodwill. There were no significant intangibles realized or other fair value adjustments associated with the acquisition.

On July 31, 2008, Sunglass Hut UK Ltd. (“SGH”), an indirect wholly-owned subsidiary of the Company, issued new shares of common stock and paid an aggregate of GBP 600,000 to the shareholders of Optika Holdings Limited (“OHL”) for all the outstanding shares of OHL. OHL through its subsidiaries operated a chain of ophthalmic retail locations throughout the UK and Ireland under the brand name “David Clulow”. The total consideration exchanged for the OHL acquisition was Euro 22.1 million (approximately GBP 17.5 million). OHL was a joint venture owned 50% by the Company and 50% by a third party. Upon the completion of this transaction the Company owns, directly and indirectly, approximately 66% of SGH and OHL (the “combined entity”). As a result of the acquisition the former shareholders of OHL received a minority stake of the combined entity of 34% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The acquisition of the Company’s additional interest in OHL was accounted for as a business combination. The Company used various methods to calculate the fair value of the assets acquired and the liabilities assumed. The goodwill recorded in the consolidated financial statements as of December 31, 2008 totaled Euro 18.1 million. There were no significant intangibles realized or other fair value adjustments associated with the business combination.

In February 2007, the Company completed the acquisition of certain assets and assumed certain liabilities of D.O.C Optics Corporation and its affiliates, an optical retail business with approximately 100 stores located primarily in the Midwest United States of America for approximately Euro 83.7 million (US$ 110.2 million) in cash. The purchase price, including direct acquisition-related expenses, was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The goodwill recorded in the consolidated financial statements as of December 31, 2007 totaled Euro 70.4 million, of which Euro 64.9 million was deductible for tax purposes. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The final allocation of the purchase price among the assets and liabilities acquired and the amount of the goodwill was completed in 2008 resulting in no material differences from the purchase price allocation done in 2007. The acquisition was made as a result of the Company’s strategy to continue expansion of its retail business in the United States of America.

During 2007, in compliance with the 2006 decision of the Supreme Court of India, the Company launched a public offering to acquire an additional 31 percent of the outstanding equity share capital of RayBan Sun Optics India LTD (“RBSO”). Effective upon the entry of the shares tendered in the offer into the share register on June 26, 2007, the Company increased its ownership interest in RBSO to 70.5 percent. As of such date, RBSO was consolidated into the financial statements. The total cost of the shares acquired was approximately Euro 13 million (US$ 17.2 million). The Company recorded the acquisition as a “step-acquisition” and allocated the purchase price paid over the newly acquired proportional share of the fair value of RBSO assets and liabilities acquired. There were no substantial unrecognized intangibles, and as such, goodwill was recorded for the excess price paid over the net fair values of assets and liabilities of approximately Euro 9.1 million (US$ 12.3 million). During 2008, the Company made a delisting offer to the remaining public shareholders of RBSO pursuant to India’s delisting guidelines. Through this process the public shareholders tendered 4,335,713 shares for approximately Euro 9.1 million (US$ 13.4 million, including approximately US$ 0.5 million in transaction costs). As of December 31, 2008, the Company owned 88.2% of RBSO and the transaction increased goodwill by approximately Euro 5.0 million (US$ 7.8 million). During 2009 the Company increased its ownership in RBSO to 93.3% of the fully paid up equity share capital. The transaction increased goodwill by approximately Euro 1.2 million (US$ 1.6 million).

In March 2007, the Company announced that it had acquired two prominent specialty sun chains in South Africa, with a total of 65 stores. Luxottica Group’s total investment in the two transactions was approximately Euro 10 million. The Company used various methods to calculate the fair value of the assets acquired and liabilities assumed. The excess of the purchase price over net assets acquired (“goodwill”) was recorded in the accompanying consolidated balance sheet. All valuations have been completed during 2008 with no material differences from the purchase price allocation done in 2007 which resulted in the recognition of goodwill of Euro 8.3 million as of the date of acquisition.

6.                            PROPERTY, PLANT AND EQUIPMENT — NET

Property, plant and equipment-net consisted of the following (thousands of Euro):

	2009	2008
Land and buildings, including leasehold improvements	766,150	755,254
Machinery and equipment	880,851	795,126
Aircraft	39,814	40,018
Other equipment	554,642	513,631
	2,241,457	2,104,029
Less: accumulated depreciation and amortization	1,092,541	933,331
Total	1,148,916	1,170,698

Depreciation and amortization expense relating to property, plant and equipment for the years ended December 31, 2009, 2008 and 2007 was Euro 202.8 million, Euro 191.0 million and Euro 163.3 million, respectively. Included in other equipment is approximately Euro 41.4 million and Euro 79.7 million of construction in progress as of December 31, 2009 and 2008, respectively. Construction in progress consists mainly of the opening, remodeling and relocation of stores and the construction of the new IT structure for the Group.

Certain tangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

7.                            GOODWILL AND INTANGIBLE ASSETS - NET

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008, are as follows (thousands of Euro):

	Retail	Wholesale	Oakley	Total

Balance as of January 1, 2008	1,355,697	338,941	907,202	2,601,840

Acquisitions (a)	24,192	6,914		31,106

Adjustments on previous acquisitions (a)	241,238	695,787	(907,202)	29,823

Change in exchange rates (b)	6,629	25,376		32,005

Balance as of December 31, 2008	1,627,756	1,067,018		2,694,774

Acquisitions (a)	1,812	3,568		5,380

Adjustments on previous acquisitions (a)	(1,731)			(1,731)

Change in exchange rates (b)	36,872	(35,092)		1,780

Balance as of December 31, 2009	1,664,709	1,035,494		2,700,203

(a)              Goodwill acquired in 2008 in the retail distribution segment mainly consists of the acquisition of OHL. Goodwill acquired in 2008 in the manufacturing and wholesale distribution segment mainly consists of the acquisition of the additional 17.7% of the net equity of the Indian subsidiary. The adjustments on previous acquisitions mainly refer to the finalization of the Oakley fair value analysis. Oakley goodwill was allocated to the manufacturing and wholesale distribution and retail segments in 2008.

(b)             Certain goodwill balances are denominated in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Intangible assets-net consist of the following (thousands of Euro):

	2009			2008
	Gross carrying amount	Accumulated depreciation	Total	Gross carrying amount	Accumulated depreciation	Total
Tradenames and Trademarks (a)	1,330,309	(457,603)	872,706	1,318,737	(394,612)	924,125
Customer relation, contracts and list (b)	210,508	(34,390)	176,118	215,868	(20,206)	195,662
Distributor Network (b)	78,278	(18,004)	60,274	81,086	(15,179)	65,907
Franchise Agreements (b)	20,025	(4,760)	15,265	20,619	(3,870)	16,749
Other (c)	57,124	(24,713)	32,411	51,490	(19,903)	31,587

Total	1,696,244	(539,470)	1,156,774	1,687,800	(453,770)	1,234,030

(a)              Trade names includes various trade names and trademarks acquired with the acquisitions of LensCrafters, Sunglass Hut International, OPSM, Cole and Oakley. Trade names are amortized on a straight-line basis over a period of 25 years (except for the Ray-Ban trade names, which are amortized over a period of 20 years), as the Company believes these trade names to be finite-lived assets. The weighted average amortization period is 24 years.

(b)             Distributor network, customer relation contracts and lists, and franchise agreements were identifiable intangibles recorded in connection with the acquisition of Cole in 2004 and of Oakley in 2007. These assets have finite lives and are amortized on a straight-line basis or on an accelerated basis (projected diminishing cash flows) over periods ranging between 3 and 25 years. The weighted average amortization period is 20.6 years.

(c)              Other identifiable intangibles have finite lives ranging between 3 and 17 years and are amortized on a straight line basis. The weighted average amortization period is 11.3 years. Most of these useful lives were determined based on the terms of license agreements and non-compete agreements.

Certain intangible assets are maintained in currencies other than Euro (the reporting currency) and, as such, balances may fluctuate due to changes in exchange rates.

Amortization expense for 2009, 2008 and 2007 was Euro 83.1 million, Euro 73.9 million and Euro 69.6 million, respectively. Estimated annual amortization expense relating to identifiable assets is shown below (thousands of Euro):

Years ending December 31,
2010	83,593
2011	82,457
2012	80,445
2013	79,640
2014	74,907

8.                            INCOME TAXES

Income before provision for income taxes and the provision for income taxes consisted of the following (thousands of Euro):

	2009	2008	2007

Income before provision for income taxes
Italian companies	185,243	199,793	317,637
US companies	153,396	172,609	319,154
Other foreign companies	155,644	217,468	143,890

Total income before provision for income taxes	494,283	589,870	780,681

Provision for income taxes

Current
Italian companies	79,465	87,333	156,198
US companies	48,016	29,975	116,785
Other foreign companies	42,404	55,985	61,742

Total provision for current income taxes	169,886	173,293	334,725

Deferred
Italian companies	(10,570)	(7,757)	(47,736)
US companies	9,288	39,517	(10,592)
Other foreign companies	(1,187)	(10,396)	(2,896)

Total provision for deferred income taxes	(2,469)	21,364	(61,224)

Total taxes	167,416	194,657	273,501

The Italian statutory tax rate is the result of two components: national (“IRES”) and regional (“IRAP”) tax. IRAP could have a substantially different base for its computation than IRES.

Reconciliation between the Italian statutory tax rate and the effective tax rate is as follows:

	Year ended December 31,
	2009	2008	2007
Italian statutory tax rate	31.4%	31.4%	37.3%
Aggregate effect of different rates in foreign jurisdictions	(0.3)%	(1.7)%	(1.7)%
Aggregate effect of Italian restructuring			(5.3)%
Aggregate effect of change in tax law in Italy			2.1%
Effect of non-deductible stock-based compensation	0.1%	1.1%	1.1%
Aggregate other effects	2.7%	2.2%	1.5%

Effective rate	33.9%	33.0%	35.0%

The 2007 tax benefit of 5.3% relates to the business reorganization of certain Italian companies which results in the release of deferred tax liabilities and is partially offset by the increase of 2.1% in the 2007 tax charge due to the change in the Italian statutory tax rates which results in the reduction of deferred tax assets.

The deferred tax assets and liabilities as of December 31, 2009 and 2008, respectively, were comprised of (thousands of Euro):

	2009	2008
Deferred Income Tax Assets
Inventory	54,932	71,660
Insurance and other reserves	14,393	8,580
Right of return reserve	8,085	14,471
Net operating loss carryforwards	43,499	50,565
Occupancy reserves	17,979	19,630
Employee-related reserves (including pension liability)	73,748	72,974
Tradename	92,284	76,525
Deferred tax on derivatives	17,334	21,685
Other	34,134	54,819
Fixed assets	16,568	29,684
Total deferred income tax assets	372,957	420,593

Valuation Allowance	(21,500)	(24,048)

Net deferred tax assets	351,457	396,545

Deferred income tax liabilities
Tradename	(224,221)	(241,409)
Fixed assets	(51,489)	(32,919)
Other intangibles	(99,128)	(115,031)
Dividends	(10,813)	(13,316)
Other	(4,412)	(12,067)
Total deferred income tax liabilities	(390,062)	(414,742)

Net deferred income tax liabilities	(38,605)	(18,197)

Deferred income tax assets and liabilities have been classified in the consolidated financial statements as follows:

(Euro 000)	2009	2008
Deferred income tax assets - current	110,910	131,907
Deferred income tax assets - non current	97,437	83,447
Deferred income tax liabilities - current	(10,813)	—
Deferred income tax liabilities - non current	(236,140)	(233,551)
Net deferred income tax liabilities	(38,605)	(18,197)

On December 24, 2007, the Italian Government issued the Italian Finance Bill of 2008 (the “2008 Bill”). The 2008 Bill decreases the national tax rate (referred to as “IRES”) from 33% to 27.5%, and the regional tax rate (referred to as “IRAP”) from 4.25% to 3.9%. The effect of this change created an additional Euro 8 million of deferred tax expense in 2007.

The Company does not provide for an accrual for income taxes on undistributed earnings of its non Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2009 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

At December 31, 2009, a US subsidiary of the Company had Federal net operating loss carry-forwards (NOLs) of approximately Euro 94.2 million which may be used against income generated by certain subsidiary groups.  Substantially all of the NOLs begin expiring in 2019. Approximately Euro 235.8 thousand and Euro 231.1 thousand of these NOLs were used in each of 2009 and 2008, respectively. The use of the NOL is limited due to restrictions imposed by US tax rules governing utilization of loss carry-forwards following changes in ownership.  Approximately Euro 341.2 thousand of the net operating losses expired in 2009 and none expired in 2008. As of December 31, 2009, a US subsidiary of the Company had various state net operating loss carry-forwards (SNOLs), associated with individual states within the United States of America totaling approximately Euro 3.1 million. In 2009, approximately Euro 895.9 thousand of the SNOLs expired. The remaining SNOLs as of December 31, 2009 begin expiring in 2012. Due to the foreign operations of the US subsidiary, as of December 31, 2009, such US subsidiary of the Company has approximately Euro 4.8 million of non-US net operating losses and foreign tax credit carry-forwards, respectively. These foreign NOLs will begin to expire in 2012.

At December 31, 2009 other foreign subsidiaries of the Company located outside the US had NOLs of approximately Euro 66.8 million. These NOLs expires in different years between 2010 and 2014.

As of December 31, 2009 and 2008, the Company has recorded an aggregate valuation allowance of Euro 21.5 million and Euro 24.1 million, respectively, against deferred tax assets as it is more likely than not that the above deferred income tax assets will not be fully utilized in future periods. The amount of valuation allowance that would be allocated directly to capital in future periods, if reversed, is not material.

A reconciliation of the amount of unrecognized tax benefits is as follows (amounts in thousands of Euro):

Balance - January 1, 2008	56,591
Gross increase - tax positions in prior periods	4,910
Gross decrease - tax positions in prior periods	(9,356)
Gross increase - tax position in current periods	13,139
Settlements	(6,756)
Lapse of statute of limitations	(2,296)
Change in exchange rates	1,901

Balance - December 31, 2008	58,133

Gross increase - tax positions in prior periods	999
Gross decrease - tax positions in prior periods	(6,692)
Gross increase - tax position in current periods
Settlements	(2,685)
Lapse of statute of limitations	(1,261)
Change in exchange rates	(1,426)

Balance - December 31, 2009	47,068

Included in the balance of unrecognized tax benefits at December 31, 2009 and December 31, 2008, are Euro 29.7 million and Euro 39.1 million of tax benefits, respectively, that, if recognized, would affect the effective tax rate.

The Group reasonably expects a reduction in the liability for unrecognized tax benefits of approximately Euro 25.1 million within the next 12 months because of the expiration of statutes of limitations and settlements of tax audits.

The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the uncertain tax benefits noted above, the Company’s accrual for penalties and interest during 2009 and 2008 was immaterial and, in total, as of December 31, 2009, the Company has recognized a liability for penalties of approximately Euro 2.5 million (Euro 3.6 million as of December 31, 2008) and interest expense of approximately Euro 8.7 million (Euro 7.5 million as of December 31, 2008).

The Group is subject to taxation in Italy and foreign jurisdictions of which only the US federal taxation is significant.

Italian companies’ taxes are subject to review pursuant to Italian law. As of December 31, 2009, tax years from 2004 through the most recent year were open for such review. As of December 31, 2009, no Italian companies are subjected to a tax inspection.

The Group’s US federal tax years for 2005, 2006, 2007 and 2008 are subject to examination by the tax authorities and the Company is under examination for years 2007 and 2008.

9.         LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
(Euro 000)	2009	2008

Luxottica Group S.p.A. credit agreement with various financial institutions (a)	550,000	400,000
Senior unsecured guaranteed notes (b)	199,501	213,196
Credit agreement with various financial institutions (c)	751,765	1,001,403
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014 (d)	4,180	4,314
Credit agreement with various financial institutions for Oakley Acquisition (e)	1,064,052	1,185,482
Capital lease obligations, payable in installments through 2010	970	1,107

Total	2,570,469	2,805,502

Current maturities	166,279	286,213

Long-term debt	2,404,189	2,519,289

(a) In September 2003, the Company acquired its ownership interest of OPSM for an aggregate of AUD 442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The credit facility included a Euro 150 million term loan, which required repayment of equal semi-annual installments of principal of Euro 30 million starting on September 30, 2006 until the final maturity date. Interest accrued on the term loan at EURIBOR (as defined in the agreement) plus 0.55 percent. The revolving loan provided borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at EURIBOR (as defined in the agreement) plus 0.55 percent. The Company could select interest periods of one, two or three months. The final maturity of the credit facility was September 30, 2008, the credit facility was re-paid in full. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants during 2008, prior to the final maturity date.

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

In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC). The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. The Company repaid the outstanding amount on the maturity date with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. Interest accrued on the revolving loan at EURIBOR (as defined in the agreement) plus 0.25 percent. The Company could select interest periods of one, three or six months. The credit facility expired on December 3, 2008, and the credit facility was repaid in full.

In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. The new facility consists of a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of December 31, 2009 this facility was not used.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica US Holdings Corp. (US Holdings), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (1.267 percent as of December 31, 2009). As of December 31, 2009, Euro 250.0 million was borrowed under this credit facility.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks (“Intesa Swaps”). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately Euro (1.3) million, net of taxes, is included in other comprehensive income as of December 31, 2009. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2010 is approximately Euro (1.9) million, net of taxes.

On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca — Banca di Credito Finanziario S.p.A., as agent, and Mediobanca — Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility is November 30, 2012. Interest will accrue at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the “Net Debt/EBITDA” ratio (2.98 percent as of December 31, 2009). As of December 31, 2009, Euro 300.0 million was borrowed under this credit facility.

(b) On September 3, 2003, US Holdings closed a private placement of US$ 300 million (Euro 209.3 million at the exchange rate as of December 31, 2009) of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrued at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes matured on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual repayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2009. In December 2005, US Holdings terminated three interest rate swaps that coincided with the Notes and, as such, the final adjustment to the carrying amount of the hedged interest-bearing financial instruments is being amortized as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rate on the Series C Notes outstanding as December 31, 2009, is 5.44 percent for its remaining life. Amounts outstanding under these Notes were Euro 7.7 million and Euro 15.8 million as of December 31, 2009 and 2008, respectively.

On July 1, 2008, US Holdings closed a private placement of US$ 275 million senior unsecured guaranteed notes (the “2008 Notes”), issued in three series (Series A, Series B and Series C). The principal amounts of

Series A, Series B and Series C Notes are US$ 20 million, US$ 127 million and US$ 128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility which was amended on July 1, 2008. In addition, US Holdings extended the amended Bridge Loan ( see (e) below) of US$ 150 million for a further 18 months starting from July 1, 2008.

(c) On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and US$ 325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 2006 amendment increased the available borrowings, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. On February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. On February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of US$ 325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole.  Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2009 was 0.634 percent for Tranche B and 0.829 percent on Tranche C amounts borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2009. Under this credit facility, Euro 751.8 million and Euro 1,001.4 million was borrowed as of December 31, 2009 and 2008, respectively.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which will decrease by Euro 45 million every three months starting on June 3, 2007 (the “Club Deal Swaps”). These Club Deal Swaps expired on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges were highly effective.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of US$ 325.0 million with various banks (“Tranche B Swaps”). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.616 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (12.8) million, net of taxes, is included in other comprehensive income as of December 31, 2009. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2010 is approximately US$ (8.5) million, net of taxes.

(d) Other loans consist of several small credit agreements.

(e) On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US$ 2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a bridge loan for an aggregate principal amount of US$ 2.0 billion. The term loan facility is a term loan of US$ 1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of US$ 1.0 billion, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of US$ 500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity date on two occasions for one year each time. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on “Net Debt to EBITDA” ratio, as defined in the agreement (0.634 percent for Facility D and 0.604 percent for Facility E on December 31, 2009). On September 2008, the Company exercised an option included in the agreement to extend the maturity date of Tranches D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2009. US$ 1,450.0 million was borrowed under this credit facility as of December 31, 2009.

During the third quarter of 2007 the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of US$ 500.0 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (21.8) million, net of taxes, is included in other comprehensive income as of December 31, 2009. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2010 is approximately US$ (13.3) million, net of taxes.

During the fourth quarter of 2008 and the first quarter of 2009 US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of US$ 700.0 million with various banks (“Tranche D Swaps”).The last maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.42 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence approximately US$ (8.0) million, net of taxes, is included in other comprehensive income as of December 31, 2009. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these hedges in fiscal 2010 is approximately US$ (8.7) million, net of taxes.

The short-term bridge loan facility was for an aggregate principal amount of US$ 500 million. Interest accrued on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and its subsidiary US Holdings entered into an amendment and transfer agreement to the US$ 500.0 million short-term bridge loan facility entered into to finance the Oakley acquisition. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from US$ 500.0 million to US$ 150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the agreement) plus 0.60 percent. On November 27, 2009, the Company and its subsidiary, Luxottica US Holdings Corp., amended the US$ 150 million short-term bridge loan facility amended on April 29, 2008. The new terms, among other things, reduce the total facility amount from US$ 150 million to US$ 75 million, effective November 30, 2009, and provide for a two year final maturity date of November 30, 2011. The new terms also provide for the repayment of US$ 25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrues at LIBOR (as defined in the agreement) plus 1.90 percent (2.157 percent as of December 31, 2009). Under this credit facility, US$ 75 million was borrowed as of December 31, 2009.

The fair value of the long term debt is approximately Euro 2.6 billion as of December 31, 2009. The fair value of the long term borrowings equals the net present value of the future flows, calculated using the current  market rate available for similar debt facilities, adjusted to take into account  the Company’s credit worthiness.

The financial and operating covenants included in the above long term debt include the following:

1.     Consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA

2.     Consolidated EBITDA  shall not be less than five times the Consolidated Net Finance Charges.

Total Net Debt, EBITDA and Net Financial charges are all defined terms of the various credit agreements.

Long-term debt, including capital lease obligations, matures in the years subsequent to December 31, 2009 as follows (thousands of Euro):

Year ended December 31

2010	166,279
2011	282,161
2012	799,398
2013	1,144,450
2014	256
There after	177,925

Total	2,570,469

10.       EMPLOYEE BENEFITS

Liability for Termination Indemnities -

With regards to staff leaving indemnities (“TFR”), Italian law provides for severance payments to employees upon dismissal, resignation, retirement or other termination of employment.  TFR, through December 31, 2006, was considered an unfunded defined benefit plan.  Therefore, through December 31, 2006, the Company accounted for the defined benefit plan in accordance with EITF 88-1, “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan” which is now included in ASC No. 715, using the option to record the vested benefit obligation, which is the actuarial present value of the vested benefits to which the employee would be entitled if the employee retired, resigned or were terminated as of the date of the financial statements.

Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan, therefore each year, the Company adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

There are also some termination indemnities in other countries which are provided through payroll tax and other social contributions in accordance with local statutory requirements. The related charges to earnings for the years ended December 31, 2009, 2008 and 2007 were Euro 17.7 million, Euro 17.9 million and Euro 15.4 million respectively.

Qualified Pension Plans — During fiscal years 2009, 2008, and 2007, the Company continued to sponsor a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan (“Lux Plan”), which provides for the payment of benefits to eligible past and present employees of the Company upon retirement. Pension benefits are accrued based on length of service and annual compensation under a cash balance formula.

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

The Company sponsors for certain US entities a Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of certain US entities pension plan who were designated by the Board of Directors of those US entities on the recommendation of former chief executive officer of those US entities at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

As required by ASC  715-30-35-62 (formerly FASB Statement No. 158), during fiscal 2008 the Company adopted a December 31 measurement date for the pension and  SERP plans. In accordance with such standard, the Company elected to use prior year measurements to calculate the effect of adoption. As a result of this change in measurement date, the adjustment to retained earnings net of tax related to the pension and SERP plans was a decrease of Euro 2.9 million and Euro 0.2 million, respectively. The impact on accumulated other comprehensive income net of tax related to the pension and SERP plans was an increase of Euro 0.2 million and Euro 0.0 million, respectively.

The following tables provide key information pertaining to the Company’s pension plans and SERPs:

(Euro 000)	Pension Plans		SERP
	2009	2008	2009	2008

Change in benefit obligations:
Benefit obligation — beginning of period	313,520	266,786	12,015	10,095
Service cost	18,443	21,666	466	543
Interest cost	19,476	21,210	663	870
Actuarial (gain)/loss	1,952	55	(1,142)	92
Benefits paid	(9,526)	(11,111)	(366)	(294)
Translation difference	(9,850)	14,913	(338)	709
Benefit obligation — end of period	334,015	313,520	11,298	12,015

(Euro 000)	Pension Plans		SERP
	2009	2008	2009	2008

Change in plan assets:
Fair value of plan assets — beginning of period	184,379	226,575
Actual return on plan assets	38,994	(55,679)
Employer contribution	31,267	16,318	366	294
Benefits paid	(9,526)	(11,111)	(366)	(294)
Translation difference	(6,945)	8,275
Fair value of plan assets — end of period	238,168	184,379	0	0

Funded status	(95,846)	(129,141)	(11,298)	(12,015)

Amounts recognized in the consolidated balance sheets as of December 31, 2009 and 2008, consist of the following:

(Euro 000)	Pension Plans		SERP
	2009	2008	2009	2008
Liabilities:
Current liabilities		—	627	443
Noncurrent liabilities	95,846	129,141	10,671	11,572
Total accrued pension liabilities	95,846	129,141	11,298	12,015

Other comprehensive income:
Net loss	90,295	104,015	2,436	3,566
Prior service cost	174	217	1	5
Contributions after measurement date		—
Accumulated other comprehensive income	90,469	104,232	2,437	3,571

The accumulated benefit obligations for the pension plans and SERPs as of December 31, 2009, 2008 and September 30, 2007 were as follows (thousands of Euros):

	Pension Plans			SERP
	2009	2008	2007	2009	2008	2007

Accumulated benefit obligations	315,846	288,828	245,829	11,057	10,124	7,989

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Net Periodic Benefit Cost:
Service cost	18,443	17,333	16,449	466	543	504
Interest cost	19,476	16,968	15,606	662	696	589
Expected return on plan assets	(20,060)	(17,256)	(16,703)
Amortization of actuarial loss	2,411	1,174	2,640	169	342	413
Amortization of prior service cost	54	52	547	4	(9)	9

Net periodic benefit cost	20,324	18,271	18,539	1,301	1,572	1,515

Adjustment due to change in measurement date		4,568			397

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	(16,983)	77,303	(9,191)	(1,142)	92	1,871
Prior service cost
Amortization of actuarial loss	(2,411)	(1,467)	(2,640)	(169)	(427)	(413)
Amortization of prior service cost	(54)	(64)	(547)	(4)	(11)	(9)

Total recognized in other comprehensive income	(19,448)	75,772	(12,378)	(1,315)	(346)	1,449

TOTAL	876	98,611	6,161	(14)	1,623	2,964

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 3.0 million and Euro 0.0 million, respectively. The estimated net loss and prior service cost for the SERPs  that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year are Euro 0.1 million and Euro 0.0 million, respectively.

	Pension Plans		SERP
Assumptions	2009	2008	2009	2008

Weighted-average assumption used to determine benefit obligations:

Discount rate	6.15%	6.30%	6.15%	6.30%

Rate of compensation increase	4%/3%/1%	6%/5%/4%	4%/3%/1%	6%/5%/4%

Weighted-average assumption used to determine net periodic benefit cost for years ended December 31, 2009 and 2008:

Discount rate	6.15%	6.50%	6.15%	6.50%

Expected long-term return on plan assets	8.00%	8.00%	N/A	N/A

Rate of compensation increase	6%/5%/4%	6%/5%/4%	6%/5%/4%	6%/5%/4%

Mortality table	RP-2000	RP-2000	RP-2000	RP-2000

The Company’s assumed discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody’s Investors Service or at least an AA rating by Standard & Poor’s. Each bond issue is required to have at least US$ 250 million par outstanding.  The yield curve compares the future expected benefit payments of the Lux Plan to these bond yields to determine an equivalent discount rate.

The Company uses an assumption for salary increases based on a graduated approach of historical experience. The Company’s experience shows salary increases that typically vary by age.

Our actuaries use the RP-2000 Mortality Table, which includes death rates for each age, in estimating the amount of pension benefits that will become payable.

For 2009, the Company’s long-term rate of return assumption on the pension plan’s assets was 8.00%. In developing this assumption, the Company used a variety of analysis tools. The Company analyzed historical rates of return being earned for each asset category over various periods of time. In addition, the Company considered input from its third-party pension asset managers, investment consultants, and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions. The resulting assumption was also benchmarked against the assumptions used by other US corporations as reflected in several surveys.

Plan Assets — The Lux Plan’s investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the Lux Plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments.  This investment policy was developed to provide the framework within which the fiduciary’s investment decisions are made, establish standards to measure investment manager’s and investment consultant’s performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan’s assets at 40% Large Cap US Equity, 10% Small Cap US Equity, 15% International Equity, and 35% Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of
	Total Assets
Asset Category	Total Assets	Maximum

Large Cap US Equity	37%	43%
Small Cap US Equity	8%	12%
International Equity	13%	17%
Debt Securities	32%	38%
Cash and Equivalents	0%	5%

The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts.  The Lux Plan’s investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 (“ERISA”) Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants based on current market conditions.  During 2009, the Committee reviewed the Lux Plan’s asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations based on current market conditions.

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

Quoted market prices are used to measure the fair value of plan assets, when available.  Plan assets classified as Level 2 measurements use net asset value of the fund to measure fair value.  For these measurements, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value were necessary.  Plan assets classified as Level 3 measurements use other non-observable inputs.  The Plan’s investment in these funds is expressed as a percentage of the fund’s capital.  The fair values of the Company’s pension plan assets at December 31, 2009 by asset category are as follows (amounts in thousands of US$):

	Fair Value Measurements at
	December 31, 2009
Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities:
US large cap growth	44,361	44,361	—	—
US large cap value	41,910	41,910	—	—
Investment Funds:
US Small Cap Mutual Fund (a)	21,613	21,613	—	—
International Collective Trust (b)	30,724	—	30,724	—
Fixed Income Mutual Fund (c)	81,274	81,274	—	—
Money Market Funds (d)	18,188		18,188	—
Limited Partnerships (e)	98	—	—	98

Total	238,168	189,158	48,912	98

(a)	This category comprises a small cap US equity exchange-traded fund not actively managed that tracks the Russell 2000 Stock Index.

(b)	This category comprises investment in an equity fund that invests in international core, large, and mid cap stocks with no more than 35% of the fund invested in emerging markets.

(c)

This category comprises investment in a fixed income fund that invests in a diversified portfolio of fixed income instruments such as U.S Treasuries, TIPS, investment grade corporate bonds, mortgage backed securities, and investment grade corporate securities.

(d)	This category comprises investments in money market funds with an amortized net asset value of $1.00 per share.

(e)	This category includes two limited partnerships that invest in securities which are not publicly traded.

A reconciliation of the beginning and ending balance for plan assets classified as Level 3 measurements follows (amounts in thousands of Euros):

Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
Partnerships
Beginning balance at December 31, 2008	166
Actual return on plan assets:
Relating to assets still held at the reporting date	(65)
Relating to assets sold during the period	—
Purchases, sales, and settlements	—
Transfers in and/or out of Level 3	—
Translation difference	(3)
Ending balance at December 31, 2009	98

Benefit Payments — The following estimated future benefit payments, which reflect expected future service, are expected to be paid in the years indicated (thousands of Euros):

Years Ending December 31	Pension Plans	Supplemental Plans

2010	11,001	627
2011	12,173	627
2012	14,145	1,003
2013	16,498	1,244
2014	18,694	961
2015–2019	136,840	7,024

Contributions — The Company expects to contribute Euro 27.0 million to its pension plan and Euro 0.6 million to the SERP in 2010.

Other Benefits — The Company provides certain postemployment medical, disability, and life insurance benefits. The Company’s accrued liability related to this obligation as of December 31, 2009 and 2008, was Euro 1.4 million and Euro 1.6 million, respectively, and is included in “other long term liabilities” on the consolidated balance sheets.

The Company sponsors a tax incentive savings plan covering all full-time employees. The Company makes quarterly contributions in cash to the plan based on a percentage of employees’ contributions. Additionally, the Company may make an annual discretionary contribution to the plan, which may be made in the parent company’s ADRs or cash. Aggregate contributions made to the tax incentive savings plan by the Company were Euro 0.0 million and Euro 8.8 million for fiscal 2009 and 2008, respectively. For fiscal 2009 and 2008, these contributions did not include a discretionary match.

Upon the acquisition of Oakley, effective November 14, 2007, the Company also sponsors a tax incentive savings plan for all United States Oakley associates with at least six months of service. This plan is funded by employee contributions with the Company matching a portion of the employee contribution. Company contributions to the plan for fiscal 2009 and 2008 were Euro 1.3 million and Euro 1.2 million, respectively.

The Company sponsors the following additional benefit  plans, which cover certain present and past employees of certain US entities:

•                                          certain US entities provide, under individual agreements, postemployment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2009 and 2008, the accrued liability, related to these benefits, was Euro 0.6 million and Euro 0.7 million, respectively, and is included in “other long term liabilities” on the consolidated balance sheet.

•                                          certain US entities established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant’s account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 0.9 million and Euro 1.0 million at December 31, 2009 and 2008, respectively, is included in “other long term liabilities” on the consolidated balance sheets.

Other Defined Contribution Plan —The Company continues to participate in superannuation plans in Australia and Hong Kong.  The plans provide benefits on a defined contribution basis for employees on retirement, resignation, disability or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund.  Contributions are accrued based on legislated rates and annual compensation.

Certain employees of the Company located outside the United States are covered by state sponsored postemployment benefit plans. These plans are generally funded in conformity with the applicable local government regulations and amounts are expensed as contributions accrue. The aggregate liability to the Company for these foreign postemployment benefit plans as of December 31, 2009 and 2008, was immaterial.

Health Benefit Plans — The Company partially subsidizes health care benefits for US eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, the Company provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

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

Amounts recognized in the consolidated balance sheets as of December 31, 2009 and 2008, consist of the following (thousands of Euros):

	2009	2008
Liabilities:
Current liabilities	223	157
Noncurrent liabilities	3,259	2,773
Total accrued postretirement liabilities	3,482	2,930

Amounts recognized in accumulated OCI are immaterial.

Benefit Payments — The following estimated future benefit payments for the health benefit plans, which reflect expected future service, are estimated to be paid in the years indicated (thousands of Euros):

Years Ending
December 31
2010	223
2011	252
2012	276
2013	274
2014	288
2015–2019	1,520

Contributions — The expected contributions for 2010 are expected to be immaterial for both the Company and aggregate employee participants.

For 2009, a 10.5% (11.0% for 2008) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.15% at December 31, 2009 and 6.3% at December 31, 2008.

The weighted-average discount rate used in determining the net periodic benefit cost for 2009 and 2008, was 6.3%, and 6.5%, respectively.

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

On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the Company’s 2006 and 2007 ordinary plans, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options’ exercise price was consistent with the market values of Luxottica shares being equal to the greater of the stock price on the grant date of the new options or the previous 30 day average. In connection with the reassignment of options, the employees who surrendered their options, received new options to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held for a total amount of 2,885,000 options. For the new options assigned to the US beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.16 and Euro 2.20 respectively. For the new options assigned to the non-US beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.68 and Euro 2.77 respectively.

The Company adopted, ASC 718, Stock Compensation (formerly SFAS No. 123(R), Share-Based Payment) as of January 1, 2006, and at such point began expensing stock options over their requisite service period based on their fair value as of the date of grant. For the years ended December 31, 2009, 2008 and 2007, Euro 8.5 million, Euro 7.5 million and Euro 7.8 million, respectively, of compensation expense has been recorded for these plans.

A summary of option activity under the plans as of December 31, 2009, and changes during the year then ended is as follows:

	Number of	Weighted average	Weighted average
	options	exercise price in	remaining contractual	Aggregate
	outstanding	Euro	term	intrinsic value

Outstanding as of December 31, 2008	10,161,000	13.89
Granted	3,935,000	14.04
Forfeitures	(279,200)	17.75
Modifications	(2,885,000)	23.12
Exercised	(943,150)	11.41
Outstanding as of December 31, 2009	9,988,650	14.99	5.80	32,852

Exercisable as of December 31, 2009	4,015,650	14.15	2.84	16,725

The weighted-average fair value of grant-date fair value options granted during the years 2009, 2008 and 2007 was Euro 5.01, Euro 5.02 and Euro 6.03, respectively.

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2009	2009	2009	2009
	Ordinary plan for		Reassignment of the	Reassignment of the
	employees not	Ordinary plan for	2006/2007 ordinary	2006/2007 ordinary plans	2008	2007
	domiciled in the	employees domiciled	plans for employees	for employees not	Ordinary	Ordinary
	USA	in the USA	domiciled in the USA	domiciled in the USA	plan	plan

Dividend yield	1.43%	1.43%	1.43%	1.43%	1.65%	1.43%
Risk-free interest rate	2.66%	2.66%	2.90%	2.66%	3.63%	3.91%
Expected option life (years)	5.65	5.65	5.25	5.65	6.27	5.70
Expected volatility	35.59%	35.59%	36.14%	35.59%	26.93%	23.70%

Expected volatilities are based on implied volatilities from traded share options on the Company’s stock, historical volatility of the Company’s share price, and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the US Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

As of December 31, 2009 there was Euro 13.6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 1.95 years.

Stock Performance Plans

In October 2004, under a Company performance plan, the Company granted options to acquire an aggregate of 1,000,000 shares of the Company to certain employees of the North American Luxottica Retail Division which vested and became exercisable on January 31, 2007 as certain financial performance measures were met over the period ending December 2006. For the years ended December 31, 2009, 2008 and 2007 Euro 0.0 million, Euro 0.0 million and Euro 0.2 million, respectively, of compensation expense has been recorded for this plan.

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

In July 2006, under a Company performance plan, the Company granted options to acquire an aggregate of 13,000,000 shares of the Company to certain top management positions throughout the Company which vest and become exercisable as certain financial performance measures are met. On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the above Company performance plan, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options’ exercise price was consistent with the market values of Luxottica shares, being equal to the greater of the stock price on the grant date of the new options or the previous 30 day average. In connection with the reassignment of options the employees who have surrendered their options, received new options to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50%, for a total amount of 5,700,000 options. Upon vesting, the employee will be able to exercise such options until they expire in 2018. Currently it is expected that these performance conditions will be met. If these performance measures are not expected to be met, no additional compensation costs will be recognized and previous compensation costs recognized will be reversed. For the years ended December 31, 2009, 2008 and 2007, Euro 3.4 million, Euro 3.0 million and Euro 34.1 million, respectively, of compensation expense has been recorded for these plans.

There were no performance grants issued in 2007. The weighted average grant-date fair value of options granted during the year 2009 was Euro 5.07.

In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the “Board”) (the “2008 PSP”) was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group’s key employees and to recognize their contribution to the Group’s success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain financial target as defined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP’s beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares. The rights can be increased up to  1,203,600 provided that at the end of the three year period (2008/2010) the performance targets as defined by the plan will be achieved. Management believes that, based on the current estimates, the Group performance targets as defined by the plan will not be achieved. Accordingly, no compensation expense has been recorded in 2009 and 2008 for this plan.

Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares (“PSP 2009”). The rights can be increased up to  1,793,750 provided that at the end of the three year period (2009/2011), the performance targets as defined by the plan will be achieved. For the year ended December 31, 2009 Euro 4.4 million of compensation expense has been recorded for this plan.

The fair value of the 2009 and 2008 grants were Euro 14.22 and 17.67 respectively.

A summary of option activity under the performance plans as of December 31, 2009, and changes during the year then ended are as follows:

		Weighted
	Number of	average	Weighted average
	options	exercise price	remaining contractual	Aggregate
	outstanding	in Euro	term	intrinsic value
Outstanding as of December 31, 2008	23,753,600	17.10
Granted	7,135,000	11.08
Forfeitures	(478,000)	18.49
Modifications	(11,400,000)	21.28
Exercised	(75,000)	13.33
Outstanding as of December 31, 2009	18,935,600	12.30	5.49	113,689

Exercisable as of December 31, 2009	9,575,000	13.66	4.56	42,920

The fair value of the stock options granted was estimated at the date of grant using a binomial lattice model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted average fair value per option granted:

	2009	2009
		Reassignment of the
	Reassignment of the	STR 2006 plan
	STR 2006 plan	employees not
	employees domiciled	domiciled in the	2009	2008
	in the USA	USA	PSP	PSP	2007

Dividend yield	1.43%	1.43%	1.43%	1.65%	—
Risk-free interest rate	2.90%	2.66%			—
Expected option life (years)	5.65	5.65	3.00	2.1	—
Expected volatility	35.52%	35.59%	43.03%		—

As of December 31, 2009 there was Euro 33.3 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements; that cost is expected to be recognized over a period of 3.01 years.

Cash received from option exercises under all share-based arrangements and actual tax benefits realized for the tax deductions from option exercises are disclosed in the consolidated statements of shareholders’ equity.

12.       SHAREHOLDERS’ EQUITY

In October 2009 and May 2008, the Company’s Shareholders Meetings approved cash dividends of Euro 100.8 million and 223.6 million, respectively. These amounts became payable in November 2009 and May 2008, respectively. Italian law requires that five percent of net income be retained as a legal reserve until this reserve is equal to one-fifth of the issued share capital. As such, this legal reserve is not available for dividends to the shareholders. Legal reserves of the Italian entities included in retained earnings were Euro 5.6 million and Euro 5.6 million at December 31, 2009 and 2008, respectively.

Luxottica Group’s legal reserve roll-forward for fiscal period 2007-2009 is detailed as follows (thousands of Euro):

January 1, 2007	5,513
Increase in fiscal year 2007	23
December 31, 2007	5,536
Increase in fiscal year 2008	18
December 31, 2008	5,554
Increase in fiscal year 2009	7
December 31, 2009	5,561

Previously the Board of Directors authorized US Holdings to repurchase through the open market up to 21,500,000 ADRs of Luxottica Group S.p.A., representing at that time approximately 4.7 percent of the authorized and issued share capital. As of December 31, 2004, both repurchase programs expired and US Holdings purchased 6,434,786 ADRs (1,911,700 in 2002 and 4,523,786 in 2003) at an aggregate purchase price of Euro 70.0 million (US$73.8 million translated at the exchange rate at the time of the transactions).

On November 13, 2009, the share buyback program approved at the stockholders’ meeting on May 13, 2008 expired. The 2008 program provided for the buyback of a maximum of 18,500,000 of the Company’s ordinary shares for a period of 18 months. Under the 2008 program, launched on September 21, 2009, the Company purchased an aggregate amount of 1,325,916 ordinary shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 17.13, for an aggregate amount of Euro 22,714,251.

On November 13, 2009, the Company announced the launch on November 16, 2009 of the new share buyback program approved at the stockholders’ meeting on October 29, 2009, which, like the 2008 program, is intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan. The 2009 program provides for the buyback of a maximum of 18,500,000 of the Company’s ordinary shares. Under the 2009 program the Company purchased an aggregate amount of 1,352,154 ordinary shares on the MTA at an average unit price of Euro 17.13, for an aggregate amount of Euro 23,166,430.

In parallel with the purchases of shares by the Company, Arnette Optic Illusions, Inc. (“Arnette”) sold on the MTA 2,764,824 Luxottica Group shares at an average unit price of Euro 17.25, for an aggregate amount of Euro 47,683,618. Arnette intends to sell the remaining 3,669,962 Luxottica Group shares it still owned as of December 31, 2009.

The shares still owned by Arnette and by the Company are classified as treasury shares in the Company’s consolidated financial statements. The market value of these shares based on the share price as listed on the Milan Stock Exchange at December 31, 2009, is approximately Euro 115.1 million.

13.                    SEGMENTS AND RELATED INFORMATION

In accordance with ASC 280, Segment Reporting, the Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, mainly consisting of LensCrafters, Sunglass Hut, Pearle Vision, Oakley and OPSM.

Following several changes over recent years within Luxottica Group’s organizational structure described below, management has decided, beginning in 2009, to use a different methodology to review the results of each segment for performance evaluation purposes. In particular, the most significant changes included:

•                                          the recent integration of Oakley has increased significantly the volume of inter-company transactions from the Manufacturing and Wholesale to the Retail segment, but has diminished the significance of those transactions for evaluating the performance of the Manufacturing and Wholesale segment;

•                                          the increased use of full profitability measures (i.e. adding manufacturing profit to the retail profit) when making decisions regarding product and brand allocation within the Retail Distribution segment.

Therefore it is the opinion of management that, for 2009, the prior method for reporting disaggregated information by business segment is no longer fully aligned with the current method used to review the information. Accordingly, in 2009 and in compliance with ASC 280 requirements, the Segment Reporting information has changed as described below. Segment information related to prior periods presented have been restated in accordance to the new methodology.

Net sales and income from operations for each reporting segment is calculated as follows:

1.                                       Manufacturing and Wholesale Distribution:

•                                          Net Sales includes sales to third-party customers only; inter-company sales to the Retail Distribution segment will not be included;

•                                          Therefore, Income from Operations is related to net sales to third-party customers only; the so-called “manufacturing profit” generated on the inter-company sales to the Retail Distribution segment will not be included in this segment;

2.                                       Retail Distribution:

•                                          Net sales to the retail consumers are included;

•                                          Income from Operations is related to the retail sales, and includes the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, therefore including the so-called “manufacturing profit” of those sales, no longer reported under the Manufacturing and Wholesale Distribution segment’s income from operations;

3.                                       The Inter-Segment Transactions and Corporate Adjustments:

•                                          Net sales become not applicable, since there will be no inter-company sales between the segments. The sum of third-party wholesale sales and retail sales will match the consolidated net sales figures;

•                                          Income from operations is the sum of the following two different effects, since the profit-in-stock will not be required to be eliminated in consolidation:

a)                                      corporate costs not allocated to a specific segment;

b)                                     amortization of acquired intangible assets.

The following tables summarize the segment and geographic information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

(Euro 000)	Manufacturing and Wholesale	Retail	Inter-Segments Transactions and Corporate Adjustments	Consolidated

2009

Net Sales	1,955,340	3,138,978		5,094,318

Operating income	355,507	367,457	(139,762)	583,202

Capital Expenditure	81,175	119,234		200,409
Depreciation & Amortization	76,005	129,261	80,657	285,923
Assets (1)	1,700,672	1,071,439	4,363,945	7,136,056

2008

Net Sales	2,092,465	3,109,146		5,201,611

Operating income	439,957	430,565	(120,759)	749,763

Capital Expenditure	125,489	170,947		296,436
Depreciation & Amortization	85,987	123,129	55,822	264,938
Assets (1)	1,823,950	1,083,894	4,397,381	7,305,225

2007

Net Sales	1,703,662	3,262,392		4,966,054

Operating income	425,143	509,081	(100,912)	833,313

Capital Expenditure	118,558	216,211		334,769
Depreciation & Amortization	75,304	119,459	38,050	232,813
Assets (1)	1,789,168	1,044,893	4,323,205	7,157,266

(1) Segment assets are the total assets used in the operation of each segment. Corporate assets are primarily intangible assets and deferred tax assets

The geographic segments include Europe, United States and Canada (which includes the United States of America, Canada and Caribbean islands), Asia Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations including, South and Central America, and the Middle East). Sales are attributed to geographic segments based on the customer’s location whereas fixed assets are the result of combination of legal entities located in the same geographic area.

Year Ended December 31, (Euro 000)	Europe (2) (3)	United States and Canada (2)	Asia Pacific (2)	Other (2)	Consolidated
2009
Net sales	1,072,412	3,065,937	641,657	314,311	5,094,318
Long lived assets, net	362,525	628,540	150,126	7,726	1,148,916

2008
Net sales	1,132,465	3,096,520	645,839	326,787	5,201,611
Long lived assets, net	371,568	652,851	141,339	4,940	1,170,698

2007
Net sales	1,064,574	3,041,678	596,223	263,578	4,966,054
Long lived assets, net	346,081	572,570	135,676	3,455	1,057,782

(2)    No single customer represents five percent or more of sales in any year presented.

(3)   Fixed assets located in Italy represent 29 percent, 30 percent and 31 percent of the total fixed assets in 2009, 2008 and 2007, respectively.

14.       FINANCIAL INSTRUMENTS

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash, investments and accounts receivable. The Company attempts to limit its credit risk associated with cash equivalents by placing the Company’s cash balances and investments with highly rated banks and financial institutions. However, at any time amounts invested at these banks maybe in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations and certain customers may be required to post security in the form of letters of credit. As of December 31, 2009 and 2008, no single customer balances comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2009 and 2008, was approximately Euro 13.0 million and Euro 12.3 million, respectively, due from the host stores of the Company’s license brands retail division. These receivables represent cash proceeds from sales deposited into the host stores’ bank accounts, which are subsequently forwarded to the Company on a weekly or monthly basis depending on the Company’s contract with the particular host store and are based on contract arrangements that are short term in length.

Concentration of Supplier Risk

As a result of the OPSM and Cole acquisitions, Essilor S.A. has become one of the largest suppliers to the Company’s Retail Division. For the 2009, 2008 and 2007 fiscal years, Essilor S.A. accounted for approximately 9 percent, 12.0 percent and 15.0 percent of the Company’s total merchandise purchases, respectively. Management believes that the loss of this vendor would not have a significant impact on the future operations of the Company as it could replace this vendor quickly with other third-party suppliers.

15.       COMMITMENTS AND CONTINGENCIES

Royalty Agreements

Luxottica Group has entered into license agreements to manufacture, design and distribute prescription frames and sunglasses with selected fashion brands.

Under these license agreements, which typically have terms ranging from three to ten years, Luxottica Group is required to pay a royalty which generally ranges from 5 percent to 14 percent of the net sales. Some of these agreements provide also for annual guaranteed minimum payments and for a mandatory marketing contribution (that generally amounts to between five and ten percent of net sales). These license agreements may be terminated early by either party for a variety of reasons including, among others, non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, a change in control of Luxottica Group S.p.A.

On January 28, 2009, Luxottica Group announced the signing of a license agreement for the design, manufacture and global distribution of sun and prescription eyewear under the Tory Burch and TT brands. The agreement runs for six years starting in January 2009 and is renewable for an additional four years.

On January 30, 2009, Luxottica Group announced a three-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Salvatore Ferragamo brand. The new agreement will run through December 2011, with an option for a further two-year extension under the same terms.

On April 9, 2009, Luxottica Group announced a five-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Donna Karan and DKNY brands. The new agreement will run through December 2014, with an option for a further five-year extension.

On July 28, 2009, Luxottica Group announced the renewal for a further period of 10 years of the license agreement with Gianni Versace S.p.A. for the design, manufacture and global distribution of sun and prescription eyewear under the Versace and Versus brands. Minimum payments required in each of the years subsequent to December 31, 2009 are detailed as follows (thousands of Euro):

Year Ending December 31
2010	48,440
2011	33,223
2012	27,050
2013	23,923
2014	15,631
Thereafter	62,809

Total	211,076

Total royalties and related advertising expenses for the fiscal years 2009, 2008 and 2007 aggregated Euro 129.1 million, Euro 139.5 million and Euro 181.6 million, respectively.

Total payments for royalties and related advertising expenses for the fiscal years 2009, 2008 and 2007 aggregated Euro 95.4 million, Euro 142.4 million and Euro 278.2 million, respectively.

Leases

The Company leases through its worldwide subsidiaries various retail store, plant, warehouse and office facilities, as well as certain of its data processing and automotive equipment under operating lease arrangements expiring between 2010 and 2025, with options to renew at varying terms. The lease arrangements for the Company’s US retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. In addition, with the acquisition of Cole, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

Total rental expense for each year ended December 31 is as follows (thousands of Euro):

	2009	2008	2007

Minimum rent	290,795	288,743	264,496

Contingent rent	57,700	55,464	60,177

Sublease income	(28,517)	(26,017)	(38,806)

	319,978	318,190	285,867

Future minimum annual rental commitments are as follows (thousands of Euro):

Year Ending December 31
2010	272,444
2011	233,327
2012	195,864
2013	162,090
2014	137,180
Thereafter	303,404

Total	1,304,309

Other Commitments — The Company is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in approximately 430 Macy’s department stores in the US pursuant to an agreement entered into with Macy’s Inc. on December 4, 2009.

Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2009 are as follows (thousands of Euro):

Year ending December 31	Endorsement contracts	Supplier commitments	Other commitments

2010	5,935	6,274	7,907
2011	2,916	1,568	5,819
2012	906		3,865
2013			96
Thereafter			11
Total	9,757	7,842	17,698

Guarantees -

The United States Shoe Corporation, a wholly owned subsidiary of the Company, remains contingently liable on six store leases in the United Kingdom. These leases were previously transferred to third parties. The third parties have assumed all future obligations of the leases from the date each agreement was signed. However, under the common law of the United Kingdom, the lessor still has the right to seek payment of certain amounts from the Company if unpaid by the new obligor. If the Company is required to pay under these guarantees, it has the right to recover amounts from the new obligor. These leases will expire during various years until December 31, 2017. At December 31, 2009, the maximum amount for which the Company’s subsidiary is contingently liable is GBP 4.3 million (Euro 4.7 million).

A US subsidiary has guaranteed future minimum lease payments for certain store locations leased directly by franchisees. These guarantees aggregated approximately Euro 3.8 million at December 31, 2009. Performance under a guarantee by the US subsidiary is triggered by default of a franchisee on its lease commitment. Generally, these guarantees also extend to payments of taxes and other expenses payable under the leases, the amounts of which are not readily quantifiable. The terms of these guarantees range from one to seven years. Many are limited to periods less than the full term of the lease involved.  Under the terms of the guarantees, the US subsidiary has the right to assume the primary obligation and begin operating the store. In addition, as part of the franchise agreements, US subsidiary may recover any amounts paid under the guarantee from the defaulting franchisee. The Company has accrued a liability at December 31, 2005 for the estimates of the fair value of the Company’s obligations from guarantees entered into or modified after December 31, 2002, using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2009 and 2008.

Short-Term Credit Facilities -

As of December 31, 2009 and 2008, Luxottica Group had unused short-term lines of credit of approximately Euro 542.8 million and Euro 230.5 million, respectively.

The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 391.8 million (Euro 374.8 million at December 31, 2008). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2009 and 2008, these credit lines were utilized for Euro 2.0 million and Euro 252.4  million, respectively.

US Holdings maintains three unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 108.1 million (US$ 155.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2009, there were Euro 89.5 million (US$ 128.2 million) of borrowings outstanding and there were Euro 18.7 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

The blended average interest rate on these lines of credit is approximately LIBOR plus 0.90 percent.

Outstanding Standby Letters of Credit -

A US subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 29.9 million and Euro 34.2 million as of December 31, 2009 and 2008, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Litigation -

The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company’s business, financial position or operating results.

Cole Consumer Class Action Lawsuit

In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys’ fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2009, 2008 and 2007 were not material.

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

On May 29, 2008, the Court issued a ruling denying the plaintiff’s motion for attorneys’ fees and expenses in its entirety. The court did not rule on the defendants’ demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff’s motion for attorneys’ fees and expenses.  The plaintiff appealed the Court’s May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial court’s decision in all respects. The plaintiff has filed a petition with the California Supreme Court requesting review of the appellate court’s decision. Costs associated with this litigation incurred for the years ended December 31, 2009, 2008 and 2007 were not material. Management believes that no estimate of the range of possible losses, if any, can be made at this time.

Fair Credit Reporting Act Litigation

In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging wilful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The plaintiff brought suit on behalf of a class of Oakley’s customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys’ fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009.

Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2009, 2008 and 2007, were not material.

Texas LensCrafters Class Action Lawsuit

In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. (now Luxottica Retail North America Inc.) and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act (“TOA”) and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleges that LensCrafters has attempted to control the optometrists’ professional judgment and that certain terms of the optometrists’ sub-lease agreements with LensCrafters violate the TOA. The suit seeks recovery of a civil penalty of up to US$ 1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys’ fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters’ sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion.. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants’ motion to transfer venue. On January 11, 2010 plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from Lenscrafters in Texas.

On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice. Amounts paid to settle this litigation will not be material. Costs associated with the litigation for the years ended December 31, 2009 and 2008 were not material.

Other

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

16.          FAIR VALUES

Certain assets and liabilities of the Company are recorded at fair value on a recurring basis while others are recorded at fair value based on specific events. ASC No. 820, Fair Value Measurements and Disclosures,  specifies a hierarchy of valuation techniques consisting of three levels:

•	Level 1 – Inputs are quoted prices in an active market for identical assets or liabilities

•

Level 2 – Inputs are quoted for similar assets or liabilities in an active market, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable (for example interest rates and yield curves observable at common quoted intervals) or market-corroborated inputs

•	Level 3 – Unobservable inputs used when observable inputs are not available in situations where there is little, if any market activity for the asset or liability

At December 31, 2009 and 2008 the fair value of the Company’s financial assets and liabilities measured on a recurring basis are as follows (thousands of Euros):

			Fair Value Measurements at Reporting Date Using
Description	Balance Sheet Classification	December 31, 2009	Level 1	Level 2	Level 3
Foreign Exchange Contracts	Prepaid Expenses and Other	971		971
Interest Rate Derivatives	Other Long Term Liabilities	48,642		48,642
Foreign Exchange Contracts	Other Accrued Expenses	3,705		3,705

	Balance Sheet	December	Fair Value Measurements at Reporting Date Using
Description	Classification	31, 2008	Level 1	Level 2	Level 3
Marketable securities	Prepaid Expenses and Other	23,550	23,550
Foreign Exchange Contracts	Prepaid Expenses and Other	7,712		7,712
Interest Rate Derivatives	Other Assets	138		138
Interest Rate Derivatives	Other Long-Term Liabilities	64,213		64,213
Foreign Exchange Contracts	Other Accrued Expenses	5,022		5,022

As of December 31, 2009, the Company did not have any Level 3 fair value measurements.

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

The fair value of the TR Note as of December 31, 2007 was based on discounted projected cash flows utilizing an expected yield and disclosed as “Other Assets” on the consolidated balance sheet. During 2008, the Company sold such note to a third party (see Note 4 “Sale of Things Remembered”).

ASC No. 825, Financial Instruments, allows the Company to elect on a financial instrument basis to measure the fair value of such instrument with changes in its fair value recorded into operations during the period of change. As of December 31, 2009 and for the year then ended, the Company has not elected to account for any of its financial instruments under ASC 825.

17.          SUBSEQUENT EVENTS

On January 4, 2010, the minority shareholders of Luxottica Gözlük Endüstri ve Ticaret Anonim Şirketi, a Turkey — based subsidiary of the Company, notified their intention to exercise the put option over the 35.16% shareholding stake. The exercise of the options will result in the Group owning 100% of the Turkey subsidiary. The purchase price is approximately Euro 61.5 million. The sale is not yet effective as it is subject to the prior approval of the Turkish antitrust authority.

On January 29, 2010, our subsidiary US Holdings closed a private placement of US$ 175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F).  The aggregate principal amount is US$ 50 million for each of Series D and Series E and US$ 75 million for Series F. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The proceeds from the Notes were used for general corporate purposes.

On February 8, 2010, Luxottica Group SpA and Essilor International announced that the two companies have formed a long-term joint-venture for the Australian and New Zealand markets. Under the terms of the agreement, the joint-venture will manage Eyebiz Pty Limited, Luxottica’s Sydney-based optical lens finishing laboratory, which, as a result of this alliance, will be majority-controlled by Essilor. Eyebiz will continue to supply all of Luxottica’s retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

On March 31, 2010, Luxottica Group S.p.A. announced a three-year renewal of its exclusive license agreement with Jones Apparel Group for the design, production and global distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement, which is substantially unchanged from the previous agreement, extends the license through December 2012, with a provision for a further renewal.

On March 31, 2010, Retail Brand Alliance, Inc., and Luxottica Group S.p.A. announced a five-year extension of the licence agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The new agreement will run through December 2014, with an option for a further five-year extension under the same terms. The terms were substantially unchanged from those of the previous agreement.

In the first three months of 2010,  in connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009 and launched on November 16, 2009, the Company purchased under that buyback program an aggregate amount of 546,712 treasury shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 18.8 for an aggregate amount of Euro 10,280,809.

In parallel, Arnette sold during the same period on the MTA an aggregate amount of 705,000  treasury shares, at an average unit price of Euro 18.87, for an aggregate amount of Euro 13,303,645.

Luxottica Group S.p.A. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS
(Amounts expressed in thousands of Euro)
	Balance at beginning of period	Charged to costs and expenses	Other (1)	Deductions	Balance at end of period
2007	22,691	2,157	8,499	(7,804)	25,543
2008	25,543	15,250	(386)	(11,338)	29,069
2009	29,069	1,417	1,765	(1,314)	30,937

ALLOWANCE FOR INVENTORY RESERVE ACCOUNTS
(Amounts expressed in thousands of Euro)
	Balance at beginning of period	Charged to costs and expenses	Other (2)	Deductions	Balance at end of period
2007	45,253	58,057	26,837	(43,002)	87,146
2008	87,146	39,075	(976)	(60,157)	65,088
2009	65,088	48,857	11,745	(44,297)	81,393

VALUATION ALLOWANCE
(Amounts expressed in thousands of Euro)
	Balance at beginning of period	Charged to costs and expenses	Other (1)	Deductions	Balance at end of period
2007	29,781	9,391	(1,051)	(11,033)	27,088
2008	27,088	1,292	503	(4,835)	24,048
2009	24,048		2,299	(4,847)	21,500

(1)	Other includes translation differences of the period.

(2)	Other includes:
	a)	translation differences of the period
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

4.20

Euro 300,000,000 Term Facility Agreement, dated November 11, 2009, between Luxottica Group S.p.A. as Borrower, Luxottica U.S. Holdings Corp. and Luxottica S.r.l. as Original Guarantors, Calyon S.A., Milan Branch, Deutsche Bank S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A., UniCredit Corporate Banking S.p.A. as Mandated Lead Arrangers, Bookrunners and Original Lenders and Mediobanca — Banca di Credito Finanziario S.p.A. as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 19, 2009).

4.21

Amendment Agreement, dated November 27, 2009, for Luxottica U.S. Holdings Corp., as Borrower, arranged by Banc of America Securities Limited, acting as Agent, relating to the Bridge Facility Agreement, dated October 12, 2007, as amended on April 29, 2008 (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on January 4, 2010).

4.22

Form of Note Purchase Agreement, dated as of January 29, 2010, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).

4.23

Form of Parent Guarantee, dated as of January 29, 2009, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).

4.24	Form of Subsidiary Guarantee, dated as of January 29, 2010, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).

8.1	List of Subsidiaries (filed herewith).

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A.
(Registrant)

By:	/s/ ANDREA GUERRA
Andrea Guerra Chief Executive Officer

Dated: April 29, 2010

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

4.20

Euro 300,000,000 Term Facility Agreement, dated November 11, 2009, between Luxottica Group S.p.A. as Borrower, Luxottica U.S. Holdings Corp. and Luxottica S.r.l. as Original Guarantors, Calyon S.A., Milan Branch, Deutsche Bank S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A., UniCredit Corporate Banking S.p.A. as Mandated Lead Arrangers, Bookrunners and Original Lenders and Mediobanca — Banca di Credito Finanziario S.p.A. as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 19, 2009).

4.21

Amendment Agreement, dated November 27, 2009, for Luxottica U.S. Holdings Corp., as Borrower, arranged by Banc of America Securities Limited, acting as Agent, relating to the Bridge Facility Agreement, dated October 12, 2007, as amended on April 29, 2008 (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on January 4, 2010).

4.22

Form of Note Purchase Agreement, dated as of January 28, 2010, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).

4.23

Form of Parent Guarantee, dated as of January 29, 2010, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).

4.24	Form of Subsidiary Guarantee, dated as of January 29, 2010, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).

8.1	List of Subsidiaries (filed herewith).

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).