Form 20-F
period 2010-12-31
LUXOTTICA GROUP SPA
filed 2011-04-28
CIK 857471

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	466,077,210

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

FORWARD-LOOKING INFORMATION

        Throughout this annual report, management has made certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

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

        Throughout this annual report, when we use the terms "Luxottica," "Company," "Group," "we," "us" and "our," unless otherwise indicated or the context otherwise requires, we are referring to Luxottica Group S.p.A. and its consolidated subsidiaries. References to "Luxottica," "Company," "Group," "we," "us" and "our," for periods prior to our acquisition of Oakley, Inc. ("Oakley") on November 14, 2007, are to Luxottica Group S.p.A. and its consolidated subsidiaries, excluding Oakley and its subsidiaries, unless otherwise indicated or the context otherwise requires. References to "Oakley" for periods prior to the acquisition refer to Oakley and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—"Operating and Financial Review and Prospects" contained elsewhere herein. We prepare our financial statements in accordance with International Financial

Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The selected consolidated income statement data for the years ended December 31, 2010, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010 and 2009, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2007 and 2006, and the selected consolidated balance sheet data as of December 31, 2008, 2007 and 2006, are derived from audited consolidated financial statements which are not included in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGE]

(Amounts in thousands of Euro except share data)	2010(3)	2009(4)	2008	2007(2)	2006(3)

STATEMENT OF INCOME DATA:
Net Sales	5,798,035	5,094,318	5,201,611	4,966,054	4,676,156
Cost of Sales	(1,990,205)	(1,762,591)	(1,748,628)	(1,577,664)	(1,425,603)

Gross Profit	3,807,830	3,331,727	3,452,983	3,388,390	3,250,553
OPERATING EXPENSE
Selling and Advertising	(2,367,979)	(2,104,362)	(2,144,989)	(2,071,667)	(1,963,539)
General and Administrative	(727,693)	(656,280)	(576,355)	(483,459)	(518,160)

Total	(3,095,672)	(2,760,642)	(2,721,344)	(2,555,126)	(2,481,700)

Income from Operations	712,159	571,085	731,639	833,264	768,853
OTHER INCOME (EXPENSE)
Interest Income	8,494	6,887	13,265	17,087	10,712
Interest Expense	(106,987)	(109,132)	(123,002)	(91,738)	(73,361)
Other—Net	(8,130)	(4,056)	(33,531)	18,529	(18,076)

Other Income (Expenses)—Net	(106,623)	(106,301)	(143,268)	(56,122)	(80,725)

Income Before Provision for Income Taxes	605,535	464,784	588,371	777,142	688,128
Provision for Income Taxes	(218,219)	(159,888)	(190,499)	(278,943)	(244,270)

Net Income from Continuing Operations	387,315	304,896	397,872	498,199	443,858

Discontinued Operations	19,944	—	—	—	(6,419)

Net Income	407,258	304,896	397,872	498,199	437,439
Of which attributable to:
Luxottica Group Stockholders	402,187	299,122	390,167	489,850	428,919

Non-controlling Interests	5,072	5,774	7,705	8,349	8,520

Net Income	407,258	304,896	397,872	498,199	437,439

Weighted Average Shares Outstanding (thousands)
—Basic	458,711.4	457,270.5	456,563.5	455,184.8	452,898.0
—Diluted	460,535.4	457,937.8	457,844.3	458,297.3	456,405.6
Basic Earnings per Share from Continuing Operations(1)	0.83	0.65	0.85	1.08	0.96
Basic Earnings per Share from Discontinued Operations(1)	0.04	0.00	0.00	0.00	(0.01)
Basic Earnings per Share(1)	0.88	0.65	0.85	1.08	0.95
Diluted Earnings per Share from Continuing Operations(1)	0.83	0.65	0.85	1.07	0.95
Diluted Earnings per Share from Discontinued Operations(1)	0.04	0.00	0.00	0.00	(0.01)
Diluted Earnings per Share(1)	0.87	0.65	0.85	1.07	0.94

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

(3)
Results of Things Remembered, our former specialty retail business, which was sold in 2006, are classified as discontinued operations and are not included in results from continuing operations.

(4)
Certain amounts in prior years have been reclassified to conform to 2010 presentation. For additional detail, refer to our Consolidated Financial Statements included in Item 18 of this Annual Report.

	As of December 31,
(Amounts in thousands of Euro except share data)
	2010	2009(1)	2008(2)	2007(2)	2006(2)

BALANCE SHEET DATA:
Working Capital(3)	649,236	406,819	179,322	(420,825)	(102,175)
Total Assets	7,993,579	7,261,294	7,462,454	7,276,866	5,110,086
Total Debt(4)	2,632,637	2,568,075	2,798,367	2,728,423	1,319,638
Stockholders' Equity	3,256,375	2,737,239	2,445,755	2,452,303	2,180,143
Capital Stock	27,964	27,863	27,802	27,757	27,613
Number of Shares Adjusted to Reflect Changes in Capital (thousands)	466,077.2	464,386.4	463,368.2	462,623.6	460,216.2

(1)
2009 amounts were reclassified to conform with the 2010 presentation.

(2)
Prior year amounts were reclassified to conform with the 2010 and 2009 presentation.

(3)
Working capital is total current assets minus total current liabilities. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

(4)
The current portion of long-term debt was Euro 197.6 million, Euro 166.3 million, Euro 286.2 million, Euro 792.6 million and Euro 359.8 million for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

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

        At our ordinary meeting of stockholders held on April 29, 2010, our stockholders approved the distribution of a cash dividend in the amount of Euro 0.35 per ordinary share and ADR. The total amount of the dividend paid to stockholders on May 27, 2010 was approximately Euro 160.6 million.

        On February 28, 2011, the Board of Directors of the Company proposed to the stockholders meeting convened on April 28, 2011 the distribution of a gross dividend of Euro 0.44 per entitled share and ADR.

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our stockholders may determine.

        The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S. $ per Ordinary Share(4)
Year

	(Euro)		(U.S. $)
2006	0.290		0.363
2007	0.420		0.564
2008	0.490		0.770
2009	0.220		0.327
2010	0.350	(5)	0.428

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

(5)
The dividend of Euro 0.35 per ordinary share was approved by our Board of Directors on March 1, 2010 and was voted upon and approved by our stockholders at the ordinary meeting of stockholders held on April 29, 2010.

Exchange Rate Information

        The following tables set forth, for each of the periods from 2006 to 2009, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate. For 2010, the information reported in the below table is based upon the Euro foreign exchange reference rate published by the European Central Bank (the "BCE Rate"), which, starting from 2010, is used by the Company for translating amounts denominated in currencies other than Euro. The information is expressed in U.S. $ per Euro 1.00:

				End of Period
Period	Low	High	Average(1)

Year Ended December 31, 2006	1.1860	1.3327	1.2661	1.3197
Year Ended December 31, 2007	1.2904	1.4862	1.3705	1.4603
Year Ended December 31, 2008	1.2446	1.6010	1.4707	1.3919
Year Ended December 31, 2009	1.2547	1.5100	1.3946	1.4332
Year Ended December 31, 2010	1.1942	1.4563	1.3207	1.3362

(1)
The average of the Noon Buying Rate or the BCE Rate, as applicable, in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement,

  it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High

October 2010	1.3705	1.4101
November 2010	1.2998	1.4244
December 2010	1.3064	1.3435
January 2011	1.2903	1.3716
February 2011	1.3440	1.3834
March 2011	1.3773	1.4211

        On April 25, 2011, the BCE Rate was U.S. $1.4584 per Euro 1.00.

        Unless otherwise indicated, all convenience translations included in this annual report of amounts expressed in Euro into U.S. dollars have been made using the exchange rates, as indicated in the above table, in effect as of the end of the relevant period or date, as appropriate.

        In this annual report, unless otherwise stated or the context otherwise requires, references to "$," "U.S. $," "dollars" or "U.S. dollars" are to United States dollars, references to "Euro" or "€" are to the Common European Currency, the Euro, references to "GBP" are to the British Pound Sterling, references to "Rs" are to Indian rupees, and references to "AUD" or "A$" are to Australian dollars.

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

        In the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a new or incremental tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

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

        In order to achieve and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our distribution process could be adversely affected and we could lose market share in affected regions, which could materially adversely affect our business prospects.

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

        The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales will suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Salvatore Ferragamo, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Anne Klein, Stella McCartney, Tory Burch and Coach. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the years ended December 31, 2010 and 2009, the sales realized through the Prada and Miu Miu brand names together represented approximately 4.2 percent and 4.7 percent of total sales, respectively. For the years ended December 31, 2010 and 2009, the sales realized through the Dolce & Gabbana and D&G brand names together represented approximately 3.5 percent and 4.0 percent of total sales, respectively. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, over 39 million people wear contact lenses in the United States, and the disposable contact lens market is the fastest growing segment of the lens subsector. In addition, the use of refractive optical surgery has grown substantially in the United States since it was approved by the U.S. Food and Drug Administration in 1995.

        Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group will suffer.

        Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, adversely affecting our business and results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with most of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

        See Item 11—"Quantitative and Qualitative Disclosures about Market Risk."

If our business suffers due to changing local conditions, our profitability and future growth will be affected.

        We currently operate worldwide and have begun to expand our operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act to our U.S. activities;

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

        Additionally, as a U.S. government contractor through our Oakley and Eye Safety Systems subsidiaries, we must comply with, and are affected by, U.S. laws and regulations related to our government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—"Information on the Company—Regulatory Matters" and Item 8—"Financial Information—Legal Proceedings."

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant costs to defend such rights.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

        Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products, (iii) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (iv) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business including by reducing our future sales or causing us to incur significant costs to defend our rights.

If we are unable to maintain our current operating relationship with host stores of our Licensed Brands division, we could suffer a loss in sales and possible impairment of certain intangible assets.

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

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales or increased costs.

        We are currently a party to certain legal proceedings as described in Item 8—"Financial Information—Legal Proceedings." In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business.

Leonardo Del Vecchio, our chairman and principal stockholder, controls 66.98 percent of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of April 15, 2011, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 312,653,339 Ordinary Shares, or 66.98 percent of the outstanding Ordinary Shares. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

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

        We rely on information technology systems across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company, or damage to our reputation, and potentially significant capital investments could be required to remediate the problem, which could have a material adverse effect on our results of operations.

If we record a write-down for inventories or other assets that are obsolete or exceed anticipated demand or net realizable value, such charges could have a material adverse effect on our results of operations.

        We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence for fashion eyewear, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

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

Changes in our tax rates or exposure to additional tax liabilities could affect our future results.

        We are subject to taxes in Italy, the United States and numerous other foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the U.S. Internal Revenue Service as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. Currently, some of our companies are under examination by the tax authorities in the United States, Italy and other jurisdictions. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

ITEM 4.    INFORMATION ON THE COMPANY

OVERVIEW

        We are a market leader in premium, luxury and sport/performance eyewear, with net sales reaching Euro 5.8 billion in 2010, over 60,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18—"Financial Statements" for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses, and, through Oakley, of performance optics products. We operate our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        Founded in 1961 by Leonardo Del Vecchio, we are now a vertically integrated organization. Our manufacturing of prescription and sun frames and lenses is backed by wide-reaching wholesale and retail distribution networks comprising 6,350 retail locations as of December 31, 2010, mostly in North America, Asia-Pacific and China.

        Product design, development and manufacturing takes place in six production facilities in Italy, two wholly owned factories in China and two sports sunglasses production facilities in the United States. Luxottica also has a small plant in India serving the local market. In 2010, we produced approximately 56.6 million units.

        The design and quality of our products and our strong and well-balanced brand portfolio are known around the world. Our house brands include Ray-Ban, one of the world's best-known sun brands, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, and our licensed designer brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Paul Smith, Polo Ralph Lauren, Prada, Stella McCartney, Tiffany, Tory Burch and Versace.

        Our wholesale distribution network, covering 130 countries across five continents, has 18 logistics centers and 42 commercial subsidiaries providing direct operations in key markets. We are currently seeking to penetrate emerging markets and are exploring new channels of distribution, such as shopping centers, airports and railway stations, in the geographic markets that we currently serve.

        Our direct wholesale operations are complemented by an extensive retail network. We are a leader in the prescription business in North America with our LensCrafters and Pearle Vision brands, in Asia-Pacific with our OPSM, Laubman & Pank and Budget Eyewear brands, and in China with our LensCrafters brand. In our retail sun business, we operate over 2,480 retail locations in North America, Asia-Pacific, South Africa, Europe and the Middle East, mainly through the Sunglass Hut brand. In addition, we maintain a global sun and luxury retail management group to support the Sunglass Hut, ILORI, The Optical Shop of Aspen and Bright Eyes brands and reinforce our global retail brands dedicated to sun and luxury eyewear.

        In North America, we operate the points of sale for our Licensed Brands, with over 1,140 stores under the Sears Optical and Target Optical brands. In addition, we are one of the largest managed vision care operators in the United States, through EyeMed, and the second biggest lens finisher, having a network of five central laboratories and over 900 on-site labs at LensCrafters stores.

        In 2010, we distributed approximately 20.4 million prescription frames and approximately 38.4 million sunglasses, in approximately 5,900 different styles.

        Our Oakley brand provides a powerful wholesale and retail ("O Stores") presence in both the performance optics and the sport channels. In our O Store locations, we offer a variety of Oakley-branded products in addition to our Oakley sunglass styles. Our Oakley-branded products include men's and women's apparel, footwear, backpacks and accessories designed for surf, snow, golf, outdoor, motor sport, mountain bike and other athletic lifestyles.

        Our capital expenditures for our continuing operations were Euro 230.4 million for the year ended December 31, 2010 and Euro 57.9 million for the three-month period ended March 31, 2011. We expect 2011 aggregate capital expenditures to be approximately Euro 280 million, excluding any additional investments for business acquisitions. The most significant investments planned are the remodeling of existing stores for our North American retail operations and a new IT infrastructure worldwide. We expect to fund this future capital expenditure with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities."

        Our principal executive offices are located at Via C. Cantù 2, Milan, 20123, Italy, and our telephone number at that address is (011) 39-02-863341. We are domiciled in Milan, Italy.

HISTORY

Incorporation

        Luxottica Group was founded by Leonardo Del Vecchio in 1961, when he set up Luxottica di Del Vecchio e C. S.a.S., which subsequently became a joint-stock company organized under the laws of Italy under the name of Luxottica S.p.A. We started out as a small workshop and operated until the end of the 1960s as a contract producer of dyes, metal components and semi-finished goods for the optical industry. We gradually widened the range of processes that we offered until we had an integrated manufacturing structure capable of producing a finished pair of glasses. In 1971, our first collection of prescription eyewear was presented at Milan's MIDO (an international optics trade fair), marking our definitive transition from contract manufacturer to independent producer.

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

        From the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into "eyewear." Continual aesthetic focus on everyday objects and interest on the part of designers in the emerging accessories industry led us, in 1988, to embark on our first collaboration with the fashion industry by entering into a licensing agreement with Giorgio Armani. We followed up that initial collaboration (the Armani license was terminated in 2003) with numerous others, gradually building our current world-class brand portfolio with the launch of collections from names like Bvlgari (1997), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce & Gabbana (2006), Burberry (2006), Polo Ralph Lauren (2007), Tiffany (2008), Stella McCartney (2009) and Tory Burch (2009).

        As for our house brands, we expanded in the sun business by buying Vogue (1990), Persol (1995), Ray-Ban (1999) and Oakley (2007).

Financial Markets

        In 1990, we listed our American Depositary Shares ("ADSs") on the New York Stock Exchange. In 2000, our stock was listed on Borsa Italiana's electronic share market and it has been in Italy's Mercato Telematico Azionario (MTA) since 2003.

Retail Distribution

        In 1995, we acquired The United States Shoe Corporation, which owned LensCrafters, one of North America's largest optical retail chains. As a result, we became the world's first significant eyewear manufacturer to enter the retail market, thereby maximizing synergies with our production and wholesale distribution and increasing penetration of our products through LensCrafters stores.

Ray-Ban

        In 1999, we acquired Ray-Ban, one of the world's best-known sunglass brands. Through this acquisition, we obtained crystal sunglass lens technology and the associated manufacturing capacity and upgraded our portfolio with brands like Arnette, REVO and Killer Loop.

A Decade of Growth

        Since 2000, we have strengthened our retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand, and Cole National (2004), which brought with it another leading optical retail chain in North America, Pearle Vision, and an extensive Licensed Brands store business. In 2005, we began our retail expansion into China, where LensCrafters has since become a leading brand in China's high-end market. In 2006, we started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India and the Philippines.

        During this time, our wholesale segment has supported our new licensing agreements with an increasing commitment to research, innovation, product quality and manufacturing excellence, while continuing to focus our distribution expansion on customer differentiation and emerging sales channels, such as large department stores and travel retail.

Oakley

        In 2007, we acquired California-based Oakley, a leading sports and performance brand, for U.S.$2.1 billion. Oakley, a brand known and appreciated worldwide, owns the Oliver Peoples brand and a license to manufacture and distribute the Paul Smith brand, as well as its own retail network of over 160 stores.

RECENT DEVELOPMENTS

        On January 20, 2011, the Company terminated the revolving credit line with Banca Nazionale del Lavoro totalling Euro 150 million. The original maturity date of the credit line was July 13, 2011. As of December 31, 2010, the credit line was undrawn.

        On February 17, 2011, we entered into agreements pursuant to which we will acquire Stanza and High Tech, two sunglass specialty retail chains totaling more than 70 stores in Mexico.

DESIGN AND PRODUCT DEVELOPMENT

        Our success depends on, among other things, product design and the continuous development of new styles. In 2010, we added approximately 1,800 new styles to our eyewear collections.

        The design of the Group's products is at the focal point where vision, technology and creativity converge.

        Our in-house designers oversee the entire concept phase of the creative process, culminating in the creation of the model. At the initial phase, the prototype makers transform designs into one-off pieces, crafted by hand with precision.

        Once the prototypes or style concepts are developed in the initial phase of design, they are passed on to the product department, which uses 3D software to analyze the steps necessary to bring the prototype to mass production.

        Three main manufacturing technologies are involved: metal, acetate slabs and plastic (injection molding).

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

        The final step is the production of an initial significant batch using definitive tooling certified by an external standards organization, which is produced in a pilot facility accurately representing the plant chosen to mass produce the new model to meet the needs of production planning.

        For our designer line products, our design team works with licensors to discuss the basic themes and fashion concepts for each product and then works closely with each licensor's designers to refine such themes. In addition, our design team works directly with our marketing and sales departments, which monitor demand for our current models as well as general style trends in eyewear. The information obtained from our marketing and sales departments is then used to refine existing product designs and market positioning in order to react to changing consumer preferences.

BRAND PORTFOLIO

        Our brand portfolio is one of the largest in the industry, with our major global brands backed by leading brands both at a regional level and in particular segments and niche markets. Our portfolio is balanced between house and licensed brands, combining the stability of the former with the prestige of the latter.

        The presence of Ray-Ban, one of the world's best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport/performance category, gives the portfolio a strong base, complemented by Persol and Oliver Peoples in the high end of the market, Arnette and REVO in the sports market, and Vogue, in the fashion market.

        Alongside the house brands, which accounted for over 70 percent of all units sold in 2010, our portfolio has over 20 licensed designer brands, including some well-known and prestigious names in the global fashion and luxury industries. With our manufacturing know-how, capillary distribution and direct retail operations supported by targeted advertising and our experience in international markets, our goal is to be the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections. We differentiate each designer's offering as much as possible, segmenting it by type of customer and geographical market, to produce a broad range of models capable of satisfying diverse tastes and tendencies and to respond to the demands and characteristics of widely differing markets.

        During the first half of 2010, we renewed our license agreement with Jones Apparel Group for the design, production and global distribution of prescription frames and sunglasses under the Anne Klein New York brand and with Retail Brand Alliance, Inc. for the design, production and global distribution of prescription frames and sunglasses under the Brooks Brothers brand, extending the licenses through 2012 and 2014, respectively. In addition, we renewed our partnership with Bvlgari S.p.A. ("Bvlgari"), one of our oldest licenses dating back to 1997, extending the license for an additional ten years, from 2010 to 2020.

        In 2010, we announced the signing of a license agreement with Coach, Inc. ("Coach") for the design, manufacturing and global distribution of sun and prescription eyewear under the Coach, Coach Poppy and Reed Krakoff brands. Beginning January 2012, distribution of Coach eyewear collections will be through Coach stores across the world, through select department stores primarily in North America, Japan, China and East Asia, as well as through select travel retail locations, independent optical locations and our retail chains.

        The following table presents the respective percentages of our consolidated total unit (a "unit" represents an eyeglass frame or pair of sunglasses and excludes sales of other materials) sales comprised by our designer and house brands during the periods indicated:

	Year Ended December 31,
(As a percentage of total unit sales)	2010	2009	2008	2007	2006

Designer brands	26.5	28.3	33.0	42.7	41.2
House brands	73.5	71.7	67.0	57.3	58.8

        The following table presents the respective percentages of our total sales comprised by our prescription frames and lenses and sunglasses for the periods indicated:

	Year Ended December 31,
(As a percentage of total sales of frames and lenses)	2010	2009	2008	2007	2006

Prescription frames and lenses	50.2	51.5	52.8	57.7	60.7
Sunglasses	49.8	48.5	47.2	42.3	39.3

House Brands

        In 2010, we developed approximately 500 distinct new styles within our house brands, of which approximately 290 are prescription frames and 210 are sunglasses. Each style is typically produced in two sizes and five colors.

  Ray-Ban

        Style, tradition and freedom of expression are the key values underpinning the philosophy of Ray-Ban, a leader in sun and prescription eyewear for generations. Debuting in 1937 with the Aviator model created for American Air Force pilots, Ray-Ban joined Luxottica's brand portfolio in 1999. Ray-Ban is recognized for the quality and authenticity of its eyewear and is worn by celebrities all over the world.

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

  Persol

        Persol, the iconic "Made in Italy" eyewear brand, made its debut in 1917 and was acquired by Luxottica in 1995. With its evocative name, meaning "for sun", it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and high quality make the brand a favorite among celebrities.

  Revo

        Created in 1985 and acquired by us in 1999, REVO is characterized by an innovative lens based on a technology that NASA developed for satellite portholes, offering maximum protection against ultraviolet and infrared light.

  Vogue

        Launched in 1973 under the same name as the famous fashion magazine, the Vogue brand was acquired by us in 1990. Vogue models distinguish themselves through their fashionable designs, their variety of colors and frames and the detailing on the temples.

  Oliver Peoples

        Acquired by Luxottica in 2007, Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. All eyewear is handcrafted from the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantities and with deliberate anti-logo labeling so that only people "in the know" will recognize them.

  K&L

        Created in 1989, Killer Loop joined our brand portfolio in 1999. It gradually evolved from a general sports style to embody a more "urban" spirit. In 2008 it took on a new name, K&L, and launched a project for collections specifically addressing the preferences of consumers in emerging markets while maintaining global distribution.

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

  Eye Safety Systems ("ESS")

        Acquired by us in 2007, ESS designs, develops and markets advanced eye protection systems for military, firefighting and law enforcement professionals and is a leading supplier of protective eyewear to the U.S. military and firefighting markets.

Licensed Brands

        Our designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts and typically have terms of between three and ten years. See "—License Agreements." Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designers. Our designer lines presently feature approximately 900 different styles.

  Anne Klein

        This product line targets successful professional women who place an emphasis on quality and image. The original license was entered into in 1996.

  Brooks Brothers

        Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the iconic features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality. We entered into the original license agreement in 1992.

  Bvlgari

        Extending its vision of extraordinary beauty to everyday objects, Bvlgari, under license since 1997, applies the same uncompromising design and product standards to its men's and women's eyewear collection, recapturing fine handcrafting in ladies collections and technical innovation in gentlemen styles.

  Burberry

        Since its founding in England in 1856, Burberry has been synonymous with quality, as defined by the endurance, classicism and functionality that characterized its history. Burberry has become a leading luxury brand with a global business. The eyewear collection, under license since 2006, is inspired by the brand's innovative ready-to-wear and accessories collections and incorporates very recognizable iconic elements for both men and women.

  Chanel

        In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel product line, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

  Dolce & Gabbana

        Dolce & Gabbana is a luxury brand that owes its incomparable appeal to superior quality and stylistic originality. Dolce & Gabbana is the new "Made in Italy", whose essence lies in its contrasting yet complementary features. The eyewear collection, under license since 2006, is characterized by modern, unconventional shapes, prestigious materials and sumptuous detailing.

  D&G

        D&G is an eclectic and contemporary brand, the expression of the metropolitan culture. The eyewear collection, under license since 2006, emphasizes the spirit of the brand through innovative and cosmopolitan shapes and details.

  Donna Karan

        Under license since 2005, this product line reflects the design sensibility and spirit of the Donna Karan collection. The collection, designed "for a woman by a woman", offers sophisticated styling, sensuality and comfort in a modern way with identifiable detailing and quality workmanship.

  DKNY

        DKNY is easy-to-wear fashion with an urban mindset, the energy of New York City and its street-smart look. DKNY eyewear caters to modern, urban, fashion-conscious women and men, addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. The license was entered into in 2005.

  Fox

        Fox Eyewear collections are the result of a multi-year licensing agreement with Fox Head, Inc., a leading motocross and action sport brand based in California. Fox eyewear and ski goggles have been on the market for over five years and are currently the only brand other than Oakley to use High Definition Optics® (HDO®) technology. Fox Eyewear joined Luxottica's brand portfolio at the end of 2007.

  Miu Miu

        Under license since 2003, Miu Miu is Miuccia Prada's other soul: a brand with a very strong and autonomous identity, characterized by an avant-garde, sensual, sometimes provocative, style aimed at a trendsetting woman with a strong and independent personality.

  Paul Smith

        The Paul Smith Spectacles brand, which launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain's leading fashion designers.

  Polo Ralph Lauren

        Under license since 2007, the Polo Ralph Lauren brand is comprised of the following collections:

    Chaps
    Rooted in the rich heritage of Polo Ralph Lauren, Chaps translates the timeless style of Polo into an accessible line of easy-to-wear eyewear.

    Polo
    The Polo collection focuses on refined designs, inspired by the heritage of Polo Ralph Lauren apparel. This collection features emblematic models that are classic and never out of style.

    Ralph
    This women's line is an expression of the Ralph Lauren spirit at an accessible price. It features the latest looks and trends, as well as some more classic looks, and vibrant colors for a feminine, flirty and fun look.

    Ralph Lauren Purple Label
    The Purple Label eyewear collection is the ultimate expression of modern elegance, reflecting an impeccable sense of style, high quality, precious materials and precise finishing.

  Prada

        The Prada license agreement was signed in 2003. Prada represents the best of Italian culture and tradition. At the same time, Prada is one of the most innovative fashion brands with a keen attention to detail and new trends: the Prada Eyewear Collection reflects this approach with unmistakable style, sophisticated elegance and uncompromising quality.

  Salvatore Ferragamo

        Under license since 1998, Salvatore Ferragamo collections are characterized by lavish attention to detail, original use of materials and creative choice of colors. The eyewear collection is inspired by the tradition of craftsmanship of this fashion house, reinterpreted in a contemporary way.

  Stella McCartney

        Stella McCartney, under license since 2009, is a design lifestyle brand, synonymous with modern cool. The sunglasses collection appeals to women who are naturally sexy and confident, combining everyday quality with sophistication and masculinity with feminine allure and allowing its wearers to create their own distinctive look.

  Tiffany & Co.

        Founded in 1837 in New York City, Tiffany has a rich heritage filled with celebrated events, artists and milestones that live on today in legendary style. The Eyewear Collection, signed for the first time with Luxottica Group, takes inspiration from the most iconic jewelry collection, celebrating stunning originality and enduring beauty.

  Tory Burch

        Under license since 2009, Tory Burch is an attainable luxury lifestyle brand defined by classic American sportswear with an eclectic sensibility, which embodies the personal style and spirit of its co-founder and creative director, Tory Burch.

  Versace

        Versace is a prestigious fashion and lifestyle brand, symbol of Italian luxury world-wide. The collection is intended for men and women looking for a contemporary style that is strong in personality, sexy and sophisticated. The eyewear collection, under license since 2003, perfectly combines glamour and modern elegance, bearing the distinctive details taken from the graphic direction of the fashion house.

  Versus

        Versus is the true rock and roll soul of Versace, a line created for young women looking for a distinctive "rock-chic" style.

MANUFACTURING

Plants and Facilities

        Our primary manufacturing facilities are located in Italy, China and the United States. In 2010, 2009 and 2008, our manufacturing facilities produced a combined total of approximately 56.6 million, 48.7 million and 50.1 million prescription frames and sunglasses, respectively.

        We have six manufacturing facilities in Italy: five in northeastern Italy, the area in which most of the country's optical industry is based, and one near Turin. All of these facilities are highly automated, which has made it possible for us to maintain a high level of production without significant capital outlay.

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

        In 2006, we modernized our operations in Italy by building a new approximately 32,000 square-meter manufacturing facility to produce acetate frames and sunglasses. In 2007, we further expanded our manufacturing facilities in Italy by approximately 28,000 square meters in order to rationalize the product production flow.

        From 1998 to 2001, we operated a facility in China to manufacture prescription frames, through our 50 percent-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner. In 2001, we acquired the remaining 50 percent interest in this Chinese manufacturer. In 2006, we increased our manufacturing capacity in China through the construction of a new approximately 26,000 square-meter manufacturing facility to produce both metal and plastic frames. After the construction of this new facility, our annual average daily production in China increased by approximately 80 percent in 2006 compared to 2005. In 2007, we further expanded our manufacturing capacity in China by approximately 74,000 square meters. The percentage of private label products produced at our facilities in China has decreased in favor of increased production of certain of our core, fashion and North American brands.

        In 2010, Tristar also began to produce plastic sun lenses, which are paired with frames manufactured by the same Chinese plant. Production started in September, reaching a total output of approximately 400,000 pairs of lenses by the end of the year.

        Our Dongguan plants, in China's Guangdong province, make both plastic and metal frames.

        Our Foothill Ranch facility in California manufactures high-performance sunglasses and prescription frames and lenses and assembles most of Oakley's eyewear products, while Oakley's manufacturing center in Dayton, Nevada produces the frames used in its X Metal® (a proprietary alloy) eyewear products. We also operate a small plant in India serving the local market.

        In 2010, approximately 45 percent of all frames manufactured by us were metal-based, and the remainder was plastic.

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

        We purchase a substantial majority of raw materials in Europe and, to a lesser extent, in Asia and the United States. In addition, we use certain external suppliers for frames, lenses, eyeglass/frame cases and packaging materials and for some logistic services.

        Although, historically, prices of the principal raw materials used in our manufacturing process have been stable, in 2010, we implemented a process to hedge the risk of price changes for gold and palladium, in order to have a more predictable cost. Regarding the other raw materials used in our manufacturing process, we negotiate prices directly with our suppliers.

        We have built strong relationships with our major suppliers. In 2010, we started a risk management project in our purchasing function to identify material risks (impact and probability) and put in place mitigation actions if not already in place. With most suppliers, we maintain agreements that prohibit disclosure of our proprietary information or technology to third parties. Although our Oakley subsidiary relies on outside suppliers for most of the specific molded components of its glasses, goggles, watches and footwear, it generally retains ownership of the molds used in the production of the components. We believe that most of the components can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, to further mitigate risk, we have developed an in-house injection molding capability for sunglass lenses.

        Essilor S.A. ("Essilor") has become one of the largest suppliers of our retail operations, accounting for 10 percent of our total merchandise purchases in 2010 and 9 percent in 2009. Although we do not have formal, long-term contracts with Essilor or any of our other suppliers, we have not experienced any significant interruptions in our supplies. We believe that the loss of Essilor S.A. or any of our other vendors would not have a significant impact on our future operations as we could replace them quickly with other third-party suppliers.

        In February 2010, Luxottica and Essilor International formed a long-term joint venture for the Australian and New Zealand markets. The joint venture manages Eyebiz Laboratories Pty Limited ("Eyebiz"), Luxottica's Sydney-based optical lens finishing laboratory, which as a result of this alliance is majority controlled by Essilor.

        Essilor Australia Pty Limited, Eyebiz and Luxottica Retail Australia Pty Limited then entered into a 10-year manufacturing and supply agreement whereby Eyebiz performs lens laboratory services for Luxottica and distributes to Luxottica stores, which include OPSM, Budget Eyewear and Laubman & Pank, a range of finished optical lenses in Australia and New Zealand.

Quality Control

        The "Made in Italy" feature of Luxottica products represents the "culture of quality" that has been central to our organization.

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

DISTRIBUTION

Our Principal Markets

        The following table presents our net sales by geographic market and segment for the periods indicated:

	Year Ended December 31,
(Amounts in thousands of Euro)	2010	2009	2008

European Retail	103,585	92,054	64,572
European Wholesale	1,059,942	980,359	1,067,893
North America Retail	2,942,009	2,591,689	2,599,003
North America Wholesale	539,916	474,248	497,517
Asia-Pacific Retail	495,083	442,105	435,859
Asia-Pacific Wholesale	250,054	199,552	209,980
Other Retail	20,956	13,131	9,711
Other Wholesale	386,491	301,181	317,076

Total	5,798,035	5,094,318	5,201,611

Logistics

        Our distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy and China also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics systems in the industry, with 18 distribution centers worldwide, of which 8 are in the Americas, 7 are in the Asia-Pacific region and 3 are in the rest of the world.

        We have three main distribution centers (hubs) in strategic locations serving our major markets: Sedico in Europe, Atlanta in the Americas and Dongguan in the Asia-Pacific region. They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

        The Sedico hub was opened in 2001 and updated with a new automated system in 2006. In 2010, it managed over 13,500 orders per day, including eyeglasses and spare parts. Sedico ships over 170,000 units daily to customers in Europe, the Middle East and Africa and to our distribution centers in the rest of the world, from which they are then shipped to local customers.

        The Sedico hub enabled us to close the local warehouses throughout Europe that characterized the previous distribution system, improving the speed and efficiency of our distribution, as well as eliminating unnecessary overhead expenses. During 2009, the information system SAP (Systems, Applications and Products in Data Processing) was implemented in the Sedico distribution center. The new system has allowed us to efficiently control and allocate our customers' orders.

        The Atlanta facility, opened in 1996, has consolidated several North America-based facilities into a single state-of-the-art distribution center located close to one of the major airport hubs of the United States. This facility has a highly advanced cross-belt sorting system that can move up to 140,000 frames per day at a conveyor belt speed of 1.5 meters a second. In late 2009, the facility, which was originally a retail-only distribution center, started serving both our retail and wholesale businesses in the North American market. Atlanta (Retail) ships to three of the Luxottica retail brands: LensCrafters, Sunglass Hut and Sears for the United States, Canada and Caribbean, servicing over 3,500 stores with ophthalmic and sun frames as well as lenses, contact lenses and accessories.

        The Dongguan hub was opened in 2006 and employs approximately 230 people who manage an average of 100,000 units of finished and semi-finished frames per day.

        Following the SAP implementation in Sedico in 2009, we implemented the same IT platform in the Dongguan hub in 2010. In addition to the advantages resulting from the European implementation, now we are able to leverage advantages in Asia resulting from greater network control over orders and inventories. With the continuing growth in the region, the Dongguan hub has become an integral and strategic part of our distribution network. We continue to invest in services and volume capacity to become even more efficient in the region.

        System implementation will continue in 2011 in our North American Distribution Centers to enhance inventory control, network optimization and the order management process.

Wholesale Distribution

        Our wholesale distribution structure covers more than 130 countries, with 42 directly controlled or majority-owned operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed and serviced by employees.

        Customers of our wholesale business are mostly retailers of mid- to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers, department stores and duty-free shops. In North America and other areas, the main customers also include independent optometrists and ophthalmologists and premium department stores.

        We also distribute certain brands, including Oakley, to sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

        We seek to provide our wholesale customers with pre- and post-sale services to enhance their business. These services are designed to provide customers with the best product and in a time frame and manner that best serve our customers' needs.

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

        Nearly a decade ago, Luxottica introduced STARS (Superior Turn Automatic Replenishment System). This business unit, which is a part of the Wholesale division, provides third party customers with an enhanced partnership service. Developed in 2002, originally under the name "Retail Service", STARS offers management directly by Luxottica of the product selection activities, production and assortment planning and automatic replenishment of products in the store—all of these activities previously managed directly by the third party customer.

        STARS provides the stores with a higher level of service, exploiting the knowledge of local markets and brands in order to present a fresh and high-turnover product, and utilizing systems, tools and state-of-the-art planning techniques to ensure an optimal inventory level at the point of sale.

        When the project started in 2002, STARS managed 4 stores, growing to 100 by 2004 and maintaining a progressive growth reaching 1,000 points of sale by the end of 2009. By the end of 2010, STARS served a total of approximately 1,500 stores in the major European markets, Latin America and Emerging Markets.

Retail Distribution

        With a strong portfolio of retail brands, we are well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eye care, everyday value, and high-quality vision care health benefits.

        As of March 31, 2011, our retail business consisted of 5,911 corporate stores and 514 franchised or licensed locations as follows:

			China / Hong Kong		Africa and Middle East		Central and South America
	North America	Asia- Pacific				South Africa
				Europe				Total

LensCrafters	989	—	202	—	—	—	—	1,191
Pearle Vision	330	—	—	—	—	—	—	330
Sunglass Hut(1)	1,874	259	5	75	—	116	—	2,329
Ilori and The Optical Shop of Aspen	48	—	—	—	—	—	—	48
Oliver Peoples	6	—	—	—	—	—	—	6
Oakley retail locations(2)	124	18	—	13	—	—	4	159
Sears Optical	828	—	—	—	—	—	—	828
Target Optical	323	—	—	—	—	—	—	323
OPSM(3)	—	400	—	—	—	—	—	400
Laubman & Pank	—	65	—	—	—	—	—	65
Budget Eyewear	—	106	—	—	—	—	—	106
Bright Eyes	—	51	—	—	—	—	—	51
David Clulow(4)	—	—	—	75	—	—	—	75
Franchised or licensed locations(5)	361	112	—	9	29	—	3	514

	4,883	1,011	207	172	29	116	7	6,425

(1)
Includes Sunglass Icon locations.

(2)
Includes Oakley "O" stores and vaults.

(3)
Includes 33 stores acquired from Just Spectacles.

(4)
Includes David Clulow joint-venture stores.

(5)
Includes primarily franchised and licensed locations for Pearle Vision (350 locations) and Bright Eyes (73 locations), with the remaining locations for Budget Eyewear, David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples, Icon-HMS.

        Our retail stores sell not only prescription frames and sunglasses that we manufacture but also a wide range of prescription frames, lenses and other ophthalmic products manufactured by other companies. In 2010, units manufactured with our own brand names or our licensed brands represented approximately 80.2 percent of the total sales of frames based on units sold by the retail division (77.1 percent in 2009).

        Our optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, and OPSM, Laubman & Pank and Budget Eyewear, which are active throughout Australia and New Zealand. We also have a major retail presence in China, where we operate in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, we do not operate optical retail stores in Europe outside of the United Kingdom, where in 2008 we increased our stake in the David Clulow chain, which sells both prescription and sun products. In 2010, we completed the acquisition of the David Clulow chain, bringing our ownership in the subsidiary to 100 percent. As of March 31, 2011, our optical retail business consisted of approximately 3,650 retail locations globally.

  LensCrafters

        As of March 31, 2011, we operated a retail network of 1,191 LensCrafters stores, of which 989 are in North America and 202 stores are in China and Hong Kong. LensCrafters is currently the largest optical retailer in North America in terms of sales. LensCrafters stores offer a wide selection of prescription frames and sunglasses, mostly made by Luxottica, in addition to a wide range of lenses and optical products made by other suppliers. LensCrafters' products include innovative lenses, such as FeatherWates® (lightweight, thin and impact-resistant lenses), DURALENS® (super scratch-resistant lenses), Advanced View Progressive™ (free-form, digitally surfaced progressive lenses), Invisibles® (anti-reflective lenses) and MVP Maximum View Progressives® (multi-focal lenses without visible lines). Points of sale are normally in high-traffic commercial malls and shopping centers and have an on-site optometrist (sometimes a Luxottica employee) so that customers can have more immediate eye examinations. Most LensCrafters stores in North America also include a lens finishing laboratory, which improves the customer service level. During the last few years, we have invested in the premium aspects of the LensCrafters brand, adding supplementary elements such as an exclusive new store concept currently being implemented in store renovations across North America, associate training and advertising and marketing, which together represent the premium brand and future direction of LensCrafters.

        In 2006, we began to expand the LensCrafters brand in China by rebranding most of our stores there, which were acquired through the acquisition of three retail chains. As of March 31, 2011, we operated 202 stores in China and Hong Kong. Hong Kong is one of China's most significant luxury markets, and launching LensCrafters as a premium brand in Hong Kong was important for increasing awareness and consumer demand for Luxottica products and services in the region.

  Pearle Vision

        Pearle Vision is one of the largest optical retail chains in North America. Although LensCrafters and Pearle Vision both address the mid- to high-end customer bracket, their positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers' trust in the doctor's experience and the quality of service they receive. Pearle Vision stores are mostly located in strip malls instead of the conventional malls where most LensCrafters and Sunglass Hut stores are located. The successful relaunching of the Pearle Vision brand in 2004 and 2005 was centered on a return to its original values, which had made Pearle Vision the "Home of Trusted Eyecare" for generations of Americans. A product mix increasingly geared to high quality has sought to restore strong customer relationships, as has the emphasis on doctors in advertising campaigns.

        As of March 31, 2011, Pearle Vision operated 330 corporate stores and had 350 franchise locations throughout North America.

        We also operate a network of retail locations in North America operating as Sears Optical and Target Optical, our Licensed Brands, which use the brand names of their respective host American department store. These points of sale offer consumers the convenience of taking care of their optical needs while shopping at these department stores. Both brands have a precise market positioning that we have reinforced by improving service levels while strengthening their fashion reputation by offering brands such as Ray-Ban and Vogue. As of March 31, 2011, we operated 828 Sears Optical and 323 Target Optical locations throughout North America.

  OPSM

        OPSM, the largest of the three optical chains we operate in Australia and New Zealand, is a leading eyewear retail brand for luxury and fashion-minded customers. In 2010, OPSM continued to solidify its position as the market leader in the Australia/New Zealand optical retail market. In July 2010, the brand launched its new flagship store OPSM Eye Hub and in September 2010, the brand successfully launched its new OPSM Loves Eyes marketing campaign. As of March 31, 2011, we owned 357 OPSM corporate stores throughout Australia. OPSM also has 43 corporate-owned stores in New Zealand, mainly in large urban areas.

  Laubman & Pank

        Laubman & Pank targets the independent optical shopper looking for quality eyecare and service. As of March 31, 2011, we owned 65 Laubman & Pank corporate stores throughout Australia.

  Budget Eyewear

        Budget Eyewear focuses on the value shopper and in 2010 launched clearer and more transparent pricing through its Price It Yourself (PIY) menu. Budget Eyewear provides an easy selection process for frames and lens packages in a bright and modern store environment. As of March 31, 2011, we owned 92 Budget Eyewear corporate stores throughout Australia and had 9 franchise locations. Budget Eyewear also has 14 corporate stores in New Zealand.

  Just Spectacles Acquisition

        On November 26, 2010, we acquired the Optifashion Australia Pty Limited group from HAL Optical Investments B.V. The acquisition included 47 corporate stores (40 optical and 7 sun) and 9 franchises, trading under brands including Just Spectacles. We are in the process of rebranding these stores under Luxottica trade names.

  EyeMed Vision Care

        EyeMed Vision Care is one of the largest managed vision care operators in the United States, serving over 28.5 million members in large and medium size companies and government entities and through insurance companies. EyeMed has a network of over 24,000 locations, including opticians, ophthalmologists, optometrists and chains operated by Luxottica.

        EyeMed Vision Care seeks to offer quality, choice, value and service excellence—all priority concerns for employers shopping for vision care programs, especially for large groups. Customers using such services benefit from the quality of the products and the wide reach of the distribution network, enjoying a broad range of choices among the numerous stores in the Group's chains and independent optical retailers.

  Online Retail for Contact Lenses

        In December 2009, we entered into a strategic multi-year e-commerce alliance to expand online access to contact lenses in the North American market with Drugstore.com, Inc., a leading online retailer of health, beauty, vision and pharmacy products.

        Under this exclusive agreement, Vision Direct, Inc., a leading online contact lens retailer and a wholly-owned subsidiary of Drugstore.com, Inc., has collaborated with us to develop branded contact lens e-commerce sites for our North American retail business and provide customer care and fulfillment services. The alliance has enabled us, starting with our retail brands, to offer a comprehensive platform for consumers to conveniently purchase contact lenses in person, by telephone or online. In addition, the two companies are pursuing synergies, such as purchasing contact lenses on behalf of the alliance, cross-marketing initiatives and cooperating in a number of other related areas.

  Lens Laboratories

        Together with LensCrafters' over 900 in-store labs, we operate five central lens finishing labs in North America. Combining a broad presence in the market with the capacity for handling lens finishing reduces the time and cost of lens finishing work and improves quality of service. All the labs use highly advanced technologies to meet growing demand. The five central laboratories serve all the Pearle Vision stores, the Licensed Brands stores, LensCrafters and a number of franchises. The labs in LensCrafters stores have been upgraded to help Sears and Pearle Vision stores (including those under franchise) to handle peak demand.

        In addition, we operate Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling us to achieve expeditious delivery, better quality control and higher optical standards.

  Sunglass Hut

        Since the acquisition of Sunglass Hut in 2001, we have become a world leader in the specialty sunglass retail business. As of March 31, 2011, Sunglass Hut had 2,385 stores worldwide, of which 2,329 are corporate stores and 56 are franchise locations. The former are in North America, Asia-Pacific, Europe and South Africa, whereas the latter are in the Middle East, India, the Philippines and Thailand.

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

        The chain has recently reinforced its presence in the department store channel through long-term strategic agreements with Myers in Australia, Edgards in South Africa and Macy's Inc. ("Macy's") in the United States.

        On December 4, 2009, we entered into an agreement to open Sunglass Hut points of sale in Macy's department stores in the United States. At March 31, 2011, we operated approximately 590 Sunglass Hut departments in Macy's and are scheduled to open approximately 110 additional locations in Spring 2011. When the rollout is complete, Sunglass Hut will be the exclusive operator of Macy's in-store sunglass departments and Macy's department stores will be the exclusive U.S. department store with Sunglass Hut locations.

  ILORI

        ILORI is Luxottica's high-end fashion sunwear retail brand, with 24 stores in North America as of March 31, 2011, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California. ILORI caters to a different, more exclusive clientele than Sunglass Hut, offering a richer purchasing experience in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

  The Optical Shop of Aspen

        Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription frames and sunglasses and its first-class customer service. As of March 31, 2011, we operated 24 stores in some of the most upscale and exclusive locations throughout the United States.

  Oliver Peoples

        We operate six luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples, Mosley Tribes and Paul Smith branded optical products. Two additional Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

  David Clulow

        In Europe, we operate David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the Southeast of the United Kingdom. The brand emphasizes service, quality and fashion and our marketing is targeted to reinforce these brand values and build long-term relationships with our customers. In addition to operating optical stores, David Clulow operates a number of sunglass concessions in upmarket department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2011, David Clulow operated 39 corporate-owned locations (including 9 joint ventures), 4 franchise locations and 36 sun stores/concessions.

  Bright Eyes

        First established in 1985, Bright Eyes is one of Australia's largest and fastest-growing sunglass chains, with over 120 sunglass stores across the continent. As of March 31, 2011, Bright Eyes operated 51 corporate store locations and 73 franchise locations, mostly in tourist resorts and high-traffic areas.

  Oakley Stores and Vaults

        As of March 31, 2011, we operated 159 Oakley "O" Stores and Vaults worldwide, offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley "O" Stores are in major shopping centers. Oakley's retail operations also are located in Mexico, Europe and the Asia-Pacific region.

  Commerce Sites

        Another important sales channel is e-commerce, including the Oakley and the Ray-Ban websites (www.oakley.com, www.Ray-Ban.com), which are complementary to the retail operations and international distribution. The websites allow consumers to purchase Oakley and Ray-Ban products as efficiently as possible, increasing awareness of both brands, improving customer service and communicating the brands' values and essence.

MARKETING

        Our marketing and advertising activities are designed primarily to enhance our image and our brand portfolio and to drive traffic into our retail locations.

        Advertising expenses amounted to approximately six percent of our net sales in 2010.

Marketing Strategy for Our Wholesale Business

        Our marketing strategy for the wholesale business is focused on promoting our extensive brand portfolio, our corporate image and the value of our products. Advertising is extremely important in supporting our marketing strategy, and therefore we engage in extensive advertising activities, both through various media (print, radio and television, as well as billboard advertising and digital media) directed at the end consumer of our products and at the point of sale (displays, counter cards, catalogs, posters and product literature).

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

        The "O" Stores and Vaults are designed and merchandised to immerse the consumer in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements.

        A considerable amount of our retail marketing budget is dedicated to direct marketing activities, such as communications with customers through mailings and catalogs. Our direct marketing activities benefit from our large database of customer information and investment in customer relationships, marketing technologies and skills in the United States and in Australia. Another significant portion of the marketing budget is allocated to broadcast and print media, such as television, radio and magazines, designed to reach the broad markets in which we operate with image-building messages about our retail business.

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

TRADEMARKS, TRADE NAMES AND PATENTS

        Our principal trademarks or trade names include Luxottica, Ray-Ban, Oliver Peoples, Oakley, Persol, Vogue, Arnette, Revo, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, Budget Eyewear and the Oakley ellipsoid "O" and square "O" logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid "O" and square "O" logos, we do not believe that any single trademark or trade name is material to our business or results of operations. The collection of Oakley and Ray-Ban products accounted for approximately 11.9 percent and 19.9 percent, respectively, of our net sales in 2010. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products, identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of trademarked logos, names and other attributes on nearly all of our products.

        We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of March 31, 2011, we held a portfolio of over 700 Oakley-related patents worldwide that protect our designs and innovations. Some of the most important of these patents relate to the following categories: innovations in lens technology and the associated optical advances; electronically enabled eyewear; innovations in frame design and functionality; biased, articulating and dimensionally stable eyewear; and interchangeable lenses.

        See Item 3—"Key Information—Risk Factors—If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant costs to defend such rights."

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

        The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration

Burberry Limited	Burberry Burberry Check Equestrian Knight Device Burberry Black Label*	Worldwide exclusive license	December 31, 2015
Bvlgari S.p.A.	Bvlgari	Worldwide exclusive license	December 31, 2020
Chanel Group	Chanel	Worldwide exclusive license	March 31, 2014
Coach, Inc.**	Coach Poppy Coach Reed Krakoff	Worldwide exclusive license	June 30, 2016 (renewable until June 30, 2024)
Dolce & Gabbana S.r.l.	Dolce & Gabbana D&G	Worldwide exclusive license	December 31, 2015
Donna Karan Studio LLC	Donna Karan DKNY	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2022
Jones Investment Co. Inc.	Anne Klein New York Lion Head Design AK Anne Klein A-Line	Worldwide exclusive license	December 31, 2012
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2013
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2013 (renewable until December 31, 2018)
PRL USA Inc. The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps***	Worldwide exclusive license	March 31, 2017

Licensor	Licensed Marks	Territory	Expiration

Retail Brand Alliance, Inc.****	Brooks Brothers	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Salvatore Ferragamo Italia S.p.A.	Salvatore Ferragamo Ferragamo	Worldwide exclusive license	December 31, 2011
Stella McCartney Limited	Stella McCartney	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Tiffany and Company	TIFFANY & CO. Tiffany
		Exclusive license in United States of America including all possessions and territories thereof, Canada, Mexico, Barbados, Cayman Islands, Jamaica, Panama, Netherlands Antilles, South America (excluding Argentina), Middle East (excluding Iran, Iraq, Yemen, Jordan and Kuwait), Morocco, Tunisia, South Africa, United Kingdom, France, Germany, Italy, Austria, Holland, Spain, Belgium, Greece, Poland, Portugal, Switzerland, Bosnia, Bulgaria, Kosovo, Malta, Romania, Slovakia, Hungary, Croatia, Slovenia Republic, Russian Federation, Azerbaijan, Kazakhstan, Republic of Georgia, Ukraine, Baltic Countries, Singapore, Taiwan, Thailand, Vietnam, China, India, Pakistan, Philippines, Korea, Japan, Australia	December 31, 2017
Tory Burch LLC	Tory Burch TT	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2018)

*
Japan only.

**
The agreement will begin on January 1, 2012.

***
United States, Canada, Mexico and Japan only.

****
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

        Our retail operations are also subject to various legal requirements in the United States, Australia, Canada, China, New Zealand, Hong Kong, Singapore and Malaysia that regulate the permitted relationships between licensed optometrists or ophthalmologists, who primarily perform eye examinations and prescribe corrective lenses, and opticians, who fill such prescriptions and sell eyeglass frames.

        Through our acquisition of Oakley, we produce and sell to the U.S. government, including the U.S. military, and to international governments, certain Oakley and Eye Safety Systems protective eyewear products. As a result, our operations are subject to various regulatory requirements, including the necessity of obtaining government approvals for certain products, country-of-origin restrictions on materials in certain products, U.S.-imposed restrictions on sales to specific countries, foreign import controls, expropriation of assets and various decrees, laws, taxes, regulations, interpretations and court judgments that are not always fully developed and that may be retroactively or arbitrarily applied. Additionally, we could be subject to periodic audits by U.S. government personnel for contract and other regulatory compliance.

COMPETITION

        We believe that our integrated business model, innovative technology and design, integrated sunglass manufacturing capabilities, effective brand and product marketing efforts and vigorous protection of our intellectual property rights are important aspects of competition and are among our primary competitive advantages.

        The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglass companies in various local markets. The major competitive factors include fashion trends, brand recognition, marketing strategies, distribution channels and the number and range of products offered. We believe that some of our largest competitors in the design, manufacturing and wholesale distribution of prescription frames and sunglasses are De Rigo S.p.A., Marchon Eyewear, Inc., Marcolin S.p.A., Safilo Group S.p.A., Silhouette International Schmied AG and Maui Jim, Inc.

        Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our retail division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as the popularity and market acceptance of our brands. See Item 3—"Key Information—Risk Factors—If we are unable to successfully introduce new products, our future sales and operating performance will suffer" and "—If we fail to maintain an efficient distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer."

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

        We believe that Oakley and our other sports brands are leaders in non-prescription sports eyewear, where they mostly compete with smaller sunglass and goggle companies in various niches and a number of large eyewear and sports products companies that market eyewear.

        The managed vision care market is highly competitive. EyeMed has a number of competitors, including Vision Service Plan (VSP), Davis Vision and Spectera. While VSP was founded almost 56 years ago and is the current market leader, EyeMed's consistent year-over-year growth has enabled us to become the second-largest market competitor in terms of funded lives. EyeMed competes based on its ability to offer a network and plan design with the goal of delivering overall value based on the price, accessibility and administrative services provided to clients and their members.

SEASONALITY

        We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 49.8 percent and 48.5 percent of our sales in 2010 and 2009, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. In 2008, the fiscal year for the Retail Division in North America and the United Kingdom included 53 weeks; in 2009, the fiscal year for the Retail Division in Asia-Pacific, Greater China (mainland China and Hong Kong) and South Africa included 53 weeks. A 53-week year occurs in five- to six-year intervals and will occur again in fiscal 2014 in North America and the United Kingdom and in fiscal 2015 in Asia-Pacific, Greater China and South Africa.

ORGANIZATIONAL STRUCTURE

        We are a holding company, and the majority of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, Cole Licensed Brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through 11 manufacturing plants and 42 geographically-oriented wholesale distribution subsidiaries. See "—Distribution" for a breakdown of the geographic regions.

        The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

	Country of Incorporation	Percentage of Ownership
Subsidiary

Manufacturing
Luxottica S.r.l.	Italy	100%
Luxottica Tristar (Dongguan) Optical Co., Ltd.	China	100%
Distribution
Luxottica USA LLC	United States	100%
Luxottica Retail North America Inc.(1)	United States	100%
Sunglass Hut Trading, LLC	United States	100%
OPSM Group Pty Limited	Australia	100%
Luxottica Trading and Finance Limited	Ireland	100%
Holding companies
Luxottica U.S. Holdings Corp.	United States	100%
Luxottica South Pacific Holdings Pty Limited	Australia	100%
Luxottica South Pacific Pty Limited	Australia	100%
Luxottica (China) Investment Co. Ltd.	China	100%
Oakley, Inc.(2)	United States	100%
Arnette Optic Illusions, Inc.	United States	100%
The United States Shoe Corporation	United States	100%

(1)
Successor by merger to our LensCrafters, Cole and Pearle subsidiaries.

(2)
In addition to being a holding company, Oakley, Inc. is also a manufacturer and a distributor.

PROPERTY, PLANT AND EQUIPMENT

        Our corporate headquarters is located at Via C. Cantù 2, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of March 31, 2011 is set forth below:

Location	Use	Owned/Leased	Approximate Area in Square Feet

Milan, Italy	Corporate headquarters	Owned	70,863
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	926,200
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American distribution center	Owned	183,521
Port Washington (NY), United States	U.S. corporate and wholesale headquarters and wholesale division	Owned	140,700
Foothill Ranch/Lake Forest (CA), United States(2)	Oakley headquarters, manufacturing facility and ophthalmic laboratory	Owned	678,017
Ontario (CA), United States	Oakley eyewear, apparel and footwear distribution centers	Leased	408,000
Dayton (NV), United States	Oakley manufacturing facility	Owned	63,000
Macquarie Park, Australia	Offices	Leased	61,496
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Warehouse, distribution center	Leased	132,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
Knoxville (Tennessee), United States	Ophthalmic laboratory	Leased	38,500
St. Albans (Hertfordshire), UK	Offices	Leased	15,600
Dongguan, China(1)(3)	Office, manufacturing facility, land and dormitories	Leased	3,093,465
Shanghai, China	Offices, fitting laboratory	Leased	23,180
Tokyo, Japan	Japan corporate headquarters	Leased	7,807
Bhiwadi, India(4)	Manufacturing facility, administrative offices	Leased	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(5)	Frame manufacturing facility	Owned	191,722
Sedico, Italy(1)	Frame manufacturing facility	Owned	342,830
Izmir, Turkey	Turkish headquarters, offices, warehouse and frame manufacturing facility	Leased	92,750
Dublin, Ireland	Offices	Leased	6,650
Winnipeg, Canada	Ophthalmic laboratory, warehouse, distribution center	Leased	21,687

(1)
Such facility is comprised of several different premises located within the same municipality.

(2)
Such facility is comprised of several different premises located in Foothill Ranch and Lake Forest, California, United States. The premises in Lake Forest (152,917 square feet) are leased.

(3)
Such facility consists of 633,200 square feet dedicated to offices and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years.

(4)
We have leased such facility for 99 years.

(5)
25,963 square feet of this facility are leased.

        Substantially all of our retail stores are leased. See "—Distribution—Retail Distribution" above for more information about our retail locations and a breakdown of the geographic regions. All of our leases expire between 2011 and 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

        We believe that our current facilities (including our manufacturing facilities) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate in our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow, and our Licensed Brands (Sears Optical and Target Optical). As of December 31, 2010, the retail segment consisted of 5,824 corporate-owned retail locations and 526 franchised or licensed locations as follows:

	North America	Asia- Pacific	China/ Hong Kong		Africa and Middle East	South Africa	Central and South America
				Europe				Total

LensCrafters	964	—	191	—	—	—	—	1,155
Pearle Vision	370	—	—	—	—	—	—	370
Sunglass Hut(1)	1,778	265	5	65	—	116	—	2,229
Ilori and The Optical Shop of Aspen	48	—	—	—	—	—	—	48
Oliver Peoples	6	—	—	—	—	—	—	6
Oakley retail locations(2)	122	20	—	14	—	—	4	160
Sears Optical	824	—	—	—	—	—	—	824
Target Optical	322	—	—	—	—	—	—	322
OPSM(3)	—	403	—	—	—	—	—	403
Laubman & Pank	—	76	—	—	—	—	—	76
Budget Eyewear	—	107	—	—	—	—	—	107
Bright Eyes	—	52	—	—	—	—	—	52
David Clulow(4)	—	—	—	72	—	—	—	72
Franchised or licensed locations(5)	369	115	—	10	29	—	3	526

	4,803	1,038	196	161	29	116	7	6,350

(1)
Includes Sunglass Icon locations.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
Includes Just Spectacles locations.

(4)
Includes David Clulow joint-venture stores.

(5)
Includes primarily franchised and licensed locations for Pearle Vision (356 locations) and Bright Eyes (75 locations), with the remaining locations for Budget Eyewear, David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults and Oliver Peoples.

        LensCrafters, ILORI, Pearle Vision, our Licensed Brands (Sears Optical and Target Optical), Oakley (Oakley "O" Stores and Vaults), Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM, Laubman & Pank, Budget Eyewear and Bright Eyes operate retail outlets located in Australia and New Zealand. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales. In 2006, we began operating retail locations in mainland China and currently we have rebranded the acquired stores to our premium LensCrafters brand in mainland China and Hong Kong. In 2008, we acquired David Clulow, a premium optical retailer operating in the United Kingdom and Ireland. Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3—"Key Information—Risk Factors—If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability will suffer." We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher in the second quarter and lower in the first quarter.

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.4707 in 2008 to Euro 1.00 = U.S. $1.3947 in 2009 to Euro 1.00 = U.S. $1.3207 in 2010. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—"Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity" and Item 3—"Key Information—Risk Factors—If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group will suffer."

Critical Accounting Policies and Estimates

        Beginning with the fiscal year ended December 31, 2010, we have changed the basis of our accounting from accounting principles generally accepted in the United States (U.S. GAAP) to IFRS as issued by the IASB. IFRS varies in certain significant respects from U.S. GAAP. For further details regarding key differences, see Note 34 to our Consolidated Financial Statements included in Item 18 of this annual report.

        We prepare our consolidated financial statements in accordance with IFRS, which require management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. We believe that our most critical accounting policies and estimates relate to the following:

  •
  Revenue Recognition;

  •
  Income Taxes;

  •
  Inventories; and

  •
  Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets.

Revenue Recognition

        Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Company's managed vision care business, eye exams and related professional services and sales of merchandise to franchisees, along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Revenue is recognized when (a) the significant risks and rewards of the ownership of goods are transferred, (b) neither continuing managerial involvement to a degree usually associated with ownership nor effective control over the goods sold is retained by the Company, (c) the amount of revenue can be measured reliably, (d) it is probable that the economic benefits associated with the transaction will flow to the Company and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

        In some countries, the wholesale and retail divisions offer the customer the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition as all conditions of International Accounting Standards ("IAS") 18, Revenue, are satisfied at the date of sale. We have estimated and accrued for the amounts to be returned in the subsequent period. This estimate is based on our right of return policies and practices along with historical data, sales trends and the timing of returns from the original transaction date when applicable. Changes to these policies and practices or a change in the trend of returns could lead to actual returns being different from the amounts estimated and accrued.

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

Income Taxes

        Income taxes are recorded in accordance with IAS 12, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantially enacted by the end of the reporting period. These estimated tax rates and the deferred tax assets and liabilities recorded are based on information available at the time of calculation. This information is subject to change due to subsequent tax audits performed by different taxing jurisdictions and changes in corporate structure not contemplated at the time of calculation, as well as various other factors.

Inventories

        Our manufactured inventories were approximately 58.2 percent of total frame inventory for each of 2010 and 2009. All inventories at December 31, 2010 were valued using the lower of cost, as determined under an average annual cost by product line method, or market. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

        In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2010, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 4.0 billion or approximately 52 percent of total assets.

        As acquisitions are an important element of our growth strategy, valuations of the assets acquired and liabilities assumed on the acquisition dates could have a significant impact on our future results of operations. Fair values of those assets and liabilities on the date of the acquisition could be based on estimates of future cash flows and operating conditions for which the actual results may vary significantly. This may lead to, among other items, impairment charges and payment of liabilities different than amounts originally recorded, which could have a material impact on future operations. In addition, IFRS 3 Revised, Business Combinations, applicable for Luxottica starting from January 1, 2010, requires us to expense acquisition-related expenses as incurred and not include them in the purchase price allocation, and to separate contingent liabilities into two categories, contractual and non-contractual, and account for them based on which category the contingency falls into. Since we participate in business combinations, we believe this statement could have a significant effect on future results of operations.

        Goodwill and intangible assets deemed to have an indefinite life are no longer amortized, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years. We recorded an impairment loss of Euro 20.4 million, Euro 0 million and Euro 0 million in 2010, 2009 and 2008, respectively. For further details, see Note 10 to our Consolidated Financial Statements included in Item 18 of this annual report.

        Intangibles subject to amortization based on a finite useful life continue to be amortized on a straight-line basis over their useful lives. Our long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, we measure impairment by comparing the carrying value of the long-lived asset to its recoverable amount, which is equal to its value in use. The value-in-use calculation involves discounting the expected cash flows to be generated by the asset to its present value. If the sum of the expected discounted future cash flows is less than the carrying amount of the assets, we would recognize an impairment loss, if determined to be necessary. Actual results may differ from our current estimates.

Recent Accounting Pronouncements

        See Note 2 to our Consolidated Financial Statements included in Item 18 of this annual report for a discussion of the impact of recent accounting pronouncements on our financial condition and results of operations, including the expected dates of adoption and estimated effects on our financial position, statement of cash flows and results of operations.

Overview of 2010 Results of Operations

        In fiscal year 2010, we achieved strong growth of net sales and a more than proportionate increase in profitability relative to sales growth, as well as a significant improvement in financial leverage. Both divisions made a major contribution to these results.

        Because of our worldwide operations, our results of operations are affected by foreign exchange rate fluctuations. In 2010, the strengthening of the main currencies in which we conduct business, in particular of the U.S. dollar and the Australian dollar, against the Euro, which is our reporting currency, increased net sales by Euro 341.4 million, primarily in the retail distribution segment.

        This discussion should be read in conjunction with Item 3—"Key Information—Risk Factors" and the consolidated financial statements and the related notes attached thereto included in Item 18.

Results of Operations

        The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	2010(2)	2009(1)	2008

Net Sales	100.0%	100.0%	100.0%
Cost of Sales	34.3	34.6	33.6
Gross Profit	65.7	65.4	66.4
Operating Expenses:
Selling and Advertising	40.8	41.3	41.2
General and Administrative	12.6	12.9	11.1
Total	53.4	54.2	52.3
Income from Operations	12.3	11.2	14.1
Other Income (Expense)-Net	(1.8)	(2.1)	(2.8)
Provision for Income Taxes	(3.8)	(3.1)	(3.7)
Net Income from Continuing Operations	6.7	6.0	7.6
Discontinued Operations	0.3	—	—
Net Income	7.0	6.0	7.6
Net Income Attributable to Non-Controlling Interest	0.1	0.1	0.1
Net Income Attributable to Luxottica Group Stockholders	6.9	5.9	7.5

(1)
Prior year amounts have been reclassified to conform with the 2010 presentation. For additional detail, please refer to the "Basis of Preparation" discussion and "Recent accounting pronouncements" in our Consolidated Financial Statements included in Item 18 of this annual report.
(2)
Results of Things Remembered, our former specialty retail business, which was sold in 2006, are classified as discontinued operations and are not included in results from continuing operations.

        For additional financial information by operating segment and geographic region, see Note 4 to our Consolidated Financial Statements included in Item 18 of this annual report.

        Throughout the comparison of the fiscal year ended December 31, 2010 to the fiscal year ended December 31, 2009, we use certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance. For further information regarding the use of and limitations relating to such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparison.

Comparison of the fiscal year ended December 31, 2010 to the fiscal year ended December 31, 2009 Net Sales.

        Net sales increased by Euro 703.7 million, or 13.8 percent, to Euro 5,798.0 million in 2010 from Euro 5,094.3 million in 2009. Euro 281.1 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in 2010 as compared to 2009 and to increased sales in the retail distribution segment of Euro 422.6 million for the same period.

        Net sales for the retail distribution segment increased by Euro 422.6 million, or 13.5 percent, to Euro 3,561.6 million in 2010 from Euro 3,139.0 million in 2009. The increase in net sales for the period was partially attributable to a 4.4 percent improvement in comparable store sales, which reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period. In particular, we saw a 6.7 percent increase in comparable store sales for the North American retail operations, which was partially offset by a 10.6 percent decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 237.2 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 281.1 million, or 14.4 percent, to Euro 2,236.4 million in 2010 from Euro 1,955.3 million in 2009. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Ralph Lauren and Bvlgari. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 104.1 million.

        In 2010, net sales in the retail distribution segment accounted for approximately 61.4 percent of total net sales, as compared to approximately 61.6 percent of total net sales in 2009.

        In 2010 and 2009, net sales in our retail distribution segment in the United States and Canada comprised 82.6 percent of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 7.9 percent to U.S. $3,900.3 million in 2010 from U.S. $3,614.5 million in 2009, due to sales volume increases. During 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 17.4 percent of our total net sales in the retail distribution segment and increased by 13.2 percent to Euro 619.6 million in 2010 from Euro 547.3 million, or 17.4 percent of our total net sales in the retail distribution segment, in 2009, mainly due to positive currency fluctuation effects.

        In 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,059.9 million, comprising 47.4 percent of our total net sales in this segment, compared to Euro 977.9 million, or 50.0 percent of total net sales in the segment, in 2009. The increase in net sales in Europe of Euro 82.0 million in 2010 as compared to 2009 constituted a 8.4 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S.

$715.8 million and comprised 24.1 percent of our total net sales in this segment in 2010, compared to U.S. $664.9 million, or 24.4 percent of total net sales in the segment in 2009. The increase in net sales in the United States and Canada of U.S. $50.9 million, or 7.7 percent, in 2010 compared to 2009, was primarily due to a general increase in consumer demand. In 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 636.5 million, comprising 28.5 percent of our total net sales in this segment, compared to Euro 500.7 million, or 25.6 percent of our net sales in this segment, in 2009. The increase of Euro 135.9 million, or 27.1 percent, in 2010 as compared to 2009, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 227.6 million, or 12.9 percent, to Euro 1,990.2 million in 2010 from Euro 1,762.6 million in 2009, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was at 34.3 percent and 34.6 percent in 2010 and 2009, respectively. In 2010, the average number of frames produced daily in our facilities increased to approximately 235,000 as compared to approximately 208,000 in 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 476.1 million, or 14.3 percent, to Euro 3,807.8 million in 2010 from Euro 3,331.7 million in 2009. As a percentage of net sales, gross profit was at 65.7 percent and 65.4 percent in 2010 and 2009, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 335.0 million, or 12.1 percent, to Euro 3,095.7 million in 2010 from Euro 2,760.6 million in 2009, in line with the increase of net sales in the period. As a percentage of net sales, operating expenses decreased to 53.4 percent in 2010 from 54.2 percent in 2009.

        Selling and advertising expenses (including royalty expenses) increased by Euro 263.6 million, or 12.5 percent, to Euro 2,368.0 million in 2010 from Euro 2,104.4 million in 2009. Selling expenses increased by Euro 204.7 million, or 12.1 percent. Advertising expenses increased by Euro 59.9 million, or 19.2 percent. Royalties decreased by Euro 1.0 million, or 1.0 percent. As a percentage of net sales, selling and advertising expenses decreased to 40.8 percent in 2010, compared to 41.3 percent in 2009, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs and fixed employee selling costs.

        General and administrative expenses, including intangible asset amortization, increased by Euro 71.4 million, or 10.9 percent, to Euro 727.7 million in 2010 as compared to Euro 656.3 million in 2009, mainly due to currency fluctuation effects and to the impairment charge totaling approximately Euro 20 million on the goodwill allocated to the Asia/Pacific retail segment.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 141.1 million, or 24.7 percent, to Euro 712.2 million in 2010 from Euro 571.1 million in 2009. As a percentage of net sales, income from operations increased to 12.3 percent in 2010 from 11.2 percent in 2009. Adjusted income from operations increased by Euro 161.5 million, or 28.3 percent, to Euro 732.6 million in 2010 from Euro 571.1 million in 2009. As a percentage of net sales, adjusted income from operations increased to 12.6 percent in 2010 from 11.2 percent in 2009. A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following this year-over-year comparison.

(Amounts in millions of Euro)	2010	2009

Income from operations	712.2	571.1
>Adjustment for goodwill impairment loss	20.4	—
Adjusted income from operations	732.6	571.1

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (106.6) million in 2010 as compared to Euro (106.3) million in 2009. Interest expense was Euro 107.0 million in 2010 as compared to Euro 109.1 million in 2009. Net interest expense was Euro 98.5 million in 2010 as compared to Euro 102.2 million in 2009.

        Net Income.    Income before taxes increased by Euro 140.8 million, or 30.3 percent, to Euro 605.5 million in 2010 from Euro 464.8 million in 2009, for the reasons described above. As a percentage of net sales, income before taxes increased to 10.4 percent in 2010 from 9.1 percent in the same period of 2009. Net income attributable to non-controlling interests decreased to Euro 5.1 million in 2010 as compared to Euro 5.8 million in 2009. Discontinued operations were Euro 19.9 million and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which either settled or expired.

        Our effective tax rate was 36.0 percent and 34.4 percent in 2010 and 2009, respectively. Adjusted income before taxes increased by Euro 161.2 million, or 34.7 percent, to Euro 626.0 million in 2010 from Euro 464.8 million in 2009, for the reasons described above. As a consequence, the adjusted effective tax rate was 34.9 percent in 2010 as compared to 34.4 percent in 2009. A reconciliation of adjusted income before taxes, a non-IFRS measure, to income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following this year-over-year comparison.

(Amounts in millions of Euro)	2010	2009

Income before taxes	605.6	464.8
> Adjustment for goodwill impairment loss	20.4	—
Adjusted income before taxes	626.0	464.8

        Net income attributable to Luxottica Group stockholders increased by Euro 103.1 million, or 34.5 percent, to Euro 402.2 million in 2010 from Euro 299.1 million in 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 6.9 percent in 2010 from 5.9 percent in 2009. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 103.6 million, or 34.6 percent, to Euro 402.7 million in 2010 from Euro 299.1 million in 2009. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 6.9 percent in 2010 from 5.9 percent in 2009. A reconciliation of adjusted net income attributable to Luxottica Group stockholders, a non-IFRS measure, to net income attributable to Luxottica Group stockholders, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following this year-over-year comparison.

(Amounts in millions of Euro)	2010	2009

Net income attributable to Luxottica Group stockholders	402.2	299.1
> Adjustment for goodwill impairment loss	20.4	—
> Adjustment for discontinued operations	(19.9)	—
Adjusted net income attributable to Luxottica Group stockholders	402.7	299.1

        Basic earnings per share from continuing operations were Euro 0.83 in 2010 as compared to Euro 0.65 in 2009. Basic earnings per share were Euro 0.88 in 2010 as compared to Euro 0.65 in 2009. Diluted earnings per share from continuing operations were Euro 0.83 in 2010 as compared to Euro 0.65 in 2009. Diluted earnings per share were Euro 0.87 in 2010 as compared to Euro 0.65 in 2009. Adjusted basic earnings per share were Euro 0.88 in 2010 as compared to Euro 0.65 in 2009. Adjusted diluted earnings per share were Euro 0.87 in 2010 as compared to Euro 0.65 in 2009. A reconciliation of adjusted basic earnings per share and adjusted diluted earnings per share, both non-IFRS measures, to basic earnings per share and diluted earnings per share, their most directly comparable IFRS measures, respectively, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following this year-over-year comparison.

Amounts in Euro	2010	2009

Basic earnings per share	0.88	0.65
> Adjustment for goodwill impairment loss	—	—
> Adjustment for discontinued operations	—	—
Adjusted basic earnings per share	0.88	0.65

Amounts in Euro	2010	2009

Diluted earnings per share	0.87	0.65
> Adjustment for goodwill impairment loss	—	—
> Adjustment for discontinued operations	—	—
Adjusted diluted earnings per share	0.87	0.65

Non-IFRS Measures: Adjusted Measures

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In order to provide a supplemental comparison of current period results of operations to prior periods, certain measures, such as income from operations, income before taxes, net income attributable to Luxottica Group stockholders, basic earnings per share and diluted earnings per share, have been adjusted by excluding, if applicable, the following items related to non-recurring transactions:

  (a)
  A non-recurring gain in 2010 of Euro 19.9 million related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which either settled or expired; and

  (b)
  A non-recurring loss in the fourth quarter of 2010 from the impairment of the goodwill allocated to the retail segment of approximately Euro 20 million.

        The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with IFRS. We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

        These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these adjusted measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group's method of calculating these adjusted measures may differ from methods used by other companies.

        The Company recognizes that there are limitations in the usefulness of adjusted comparisons due to the subjective nature of items excluded by management in calculating adjusted comparisons. We compensate for the foregoing limitation by using these adjusted measures as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance.

        See the tables on the foregoing pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures.

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

        In 2008, the fiscal year for the retail distribution segment in North America included 53 weeks; in 2009, the fiscal year for the retail distribution segments in Asia Pacific, China and South Africa included 53 weeks. On a comparable basis, i.e., adjusted for the additional week of sales in 2008 and 2009, net sales in 2009 decreased by Euro 68.9 million or 1.3 percent, to Euro 5,086.7 million in 2009 as compared to Euro 5,155.6 million in 2008. The table below sets forth the impact on our net sales of the additional week of sales in 2008 and 2009:

Net Sales—Total Group Amount in millions of Euro	2009	2008	Difference

Net Sales—as reported	5,094.3	5,201.6	(2.1)%
Additional week of sales	(7.6)	(46.0)

Net Sales—as adjusted	5,086.7	5,155.6	(1.3)%

        Net sales for the retail distribution segment increased by Euro 29.9 million, or 1.0 percent, to Euro 3,139.0 million in 2009 from Euro 3,109.1 million in 2008. The increase in net sales for the period is attributable to the strengthening of the U.S. dollar against the Euro, which increased net sales for the period by Euro 124.3 million. This increase was partially offset by a 4.8 percent decrease in comparable store sales for the North American retail operations.

        On a comparable basis, i.e., adjusted for the additional week of sales, net sales in 2009 in the retail distribution segment increased by Euro 68.1 million, or 2.2 percent, to Euro 3,131.3 million in 2009, as compared to Euro 3,063.2 million in 2008. The table below sets forth the impact on our net sales of the additional week of sales in 2008 and 2009:

Net sales—Retail Amount in millions of Euro	2009	2008	Difference

Net Sales—as reported	3,139.0	3,109.1	1.0%
Additional week of sales	(7.6)	(46.0)

Net sales—as adjusted	3,131.3	3,063.2	2.2%

        Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 137.2 million, or 6.6 percent, to Euro 1,955.3 million in 2009 from Euro 2,092.5 million in 2008. This decrease is mainly attributable to decreased sales of most of our designer brands, which were partially offset by increased sales of our Ray-Ban and Oakley brands. These sales volume decreases occurred in almost all of our key markets, with the exception of France and Brazil. These negative effects were partially offset by positive currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro, which caused an increase in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 5.0 million.

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

        In 2009, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 977.9 million, comprising 50.0 percent of our total net sales in this segment, compared to Euro 1,067.9 million during 2008, or 51.0 percent of total net sales. The decrease of Euro 87.5 million in 2009 compared to 2008 constituted an 8.2 percent decrease in net sales to third parties in Europe, due to reductions in orders by wholesale customers responding to reduced consumer demand in this market as a result of the global financial crisis. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $664.9 million and comprised 24.4 percent of our total net sales in this segment in 2009, compared to U.S. $731.7 million in 2008, or 23.8 percent of total net sales. The decrease of U.S. $70.3 million in 2009 compared to 2008 constituted a decrease, in U.S. dollars, of 9.6 percent in net sales in this segment in the United States and Canada, due to the global financial crisis that caused reductions in orders by wholesale customers referred to above. In Euro, net sales in the United States and Canada decreased by 4.7 percent due to the strengthening of the U.S. dollar as compared to the Euro. In 2009, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 500.7 million, comprising 25.6 percent of our total net sales in this segment, compared to Euro 527.1 million in 2008, or 25.2 percent of our net sales. The decrease of Euro 26.4 million in 2009 compared to 2008 constituted a 5.0 percent decrease in this segment in the rest of the world due to the reductions in orders by wholesale customers referred to above.

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

        Cost of Sales.    Cost of sales increased by Euro 14.0 million, or 0.8 percent, to Euro 1,762.6 million in 2009 from Euro 1,748.6 million in 2008. As a percentage of net sales, cost of sales increased to 34.6 percent in 2009, as compared to 33.6 percent in 2008, mainly due to the impact of fixed costs on declining volumes. In 2009, the average number of frames produced daily in our facilities decreased to approximately 207,700, as compared to 213,100 in 2008, which was attributable to decreased production in the Italian manufacturing facilities in response to the overall decrease in demand.

        Gross Profit.    Our gross profit decreased by Euro 121.3 million, or 3.5 percent, to Euro 3,331.7 million in 2009 from Euro 3,453.0 million in 2008. As a percentage of net sales, gross profit decreased to 65.4 percent in 2009 from 66.4 percent in 2008, due to the factors noted above for cost of sales.

        Operating Expenses.    Total operating expenses increased by Euro 39.3 million, or 1.4 percent, to Euro 2,760.6 million in 2009 from Euro 2,721.3 million in 2008. As a percentage of net sales, operating expenses increased to 54.2 percent in 2009 from 52.3 percent in 2008 primarily due to the increase in general and administrative expenses.

        Selling and advertising expenses (including royalty expenses) decreased by Euro 40.6 million, or 1.9 percent, to Euro 2,104.4 million in 2009 from Euro 2,145.0 million in 2008, due to the decreases in advertising expenses of Euro 25.6 million and in royalty expenses of Euro 15.0 million mainly occurred in the manufacturing and wholesale distribution segment due to the cost reduction effort put in place in response to the sales decrease. As a percentage of net sales, selling and advertising expenses remained substantially flat at 41.3 percent in 2009 as compared to 41.2 percent in 2008.

        General and administrative expenses, including intangible asset amortization, increased by Euro 79.9 million, or 13.9 percent, to Euro 656.3 million in 2009 from Euro 576.4 million in 2008. The increase was mainly due to (i) the stock option expense of Euro 24.9 million in 2009 as compared to income related to stock options of Euro 21.5 million in 2008 due to the change of the vesting period of certain stock option plans, (ii) certain cost savings realized in the retail distribution segment in 2008 and (iii) non-recurring restructuring expenses incurred in 2009 by the retail distribution segment totaling Euro 7.4 million. As a percentage of net sales, general and administrative expenses increased to 12.9 percent in 2009 compared to 11.1 percent for 2008.

        Income from Operations.    For the reasons described above, income from operations decreased by Euro 160.6 million, or 21.9 percent, to Euro 571.1 million in 2009 from Euro 731.6 million in 2008. As a percentage of net sales, income from operations decreased to 11.2 percent in 2009 from 14.1 percent in 2008.

        On a comparable basis, i.e., adjusted for the additional week of sales in 2008 and 2009, for the non-recurring costs in the retail distribution segment resulting from the 2009 personnel restructuring of Euro 7.4 million in 2009 and for the non-recurring income in 2008 of approximately Euro 8.0 million related to the collection of an insurance claim, income from operations in 2009 decreased by Euro 137.6 million, or 19.3 percent, to Euro 575.9 million in 2009 as compared to Euro 713.5 million in 2008. The table below sets forth the impact on our income from operations of the items described above:

Income from Operations—Total Group Amount in millions of Euro	2009	% of Net Sales	2008	% of Net Sales	Difference in basis points

Income from Operations—as reported	571.1	11.2%	731.6	14.1%	(290)
Additional week of sales	(2.6)		(10.1)
Non-recurring costs	7.4
Insurance reimbursement			(8.0)

Income from Operations—as adjusted	575.9	11.3%	713.5	13.8%	(250)

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (106.3) million in 2009 compared to Euro (143.3) million in 2008. Net interest expense decreased to Euro 102.2 million in 2009 compared to Euro 109.7 million in 2008, mainly attributable to a decrease in interest rates on our outstanding floating interest rate indebtedness. Other—Net was Euro (4.1) million in 2009 as compared to Euro (33.5) million in 2008. The decrease is mainly due to a write-off in 2008 of the financial receivable recorded upon the sale of Things Remembered totaling Euro (28.8) million.

        Net Income.    Income before taxes decreased by Euro 123.6 million, or 21.0 percent, to Euro 464.8 million in 2009 from Euro 588.4 million in 2008 for the reasons described above. As a percentage of net sales, income before taxes decreased to 9.1 percent in 2009 from 11.3 percent in 2008. Net income attributable to non-controlling interests decreased to Euro 5.8 million in 2009 from Euro 7.7 million in 2008. Our effective tax rate was 34.4 percent in 2009, compared to 32.4 percent in 2008.

        Net income attributable to Luxottica Group stockholders decreased by Euro 91.0 million, or 23.3 percent, to Euro 299.1 million in 2009 from Euro 390.2 million in 2008 for the reasons described above. Net income attributable to Luxottica Group stockholders as a percentage of net sales decreased to 5.9 percent in 2009 from 7.5 percent in 2008.

        Basic and diluted earnings per share were Euro 0.65 in 2009 as compared to Euro 0.85 in 2008.

Taxes

        Our effective tax rates for the fiscal years ended December 31, 2010, 2009 and 2008, were approximately 36.0 percent, 34.4 percent and 32.4 percent, respectively. For fiscal year 2008, the tax rates also include a reduction of almost 6.0 percent in the Italian statutory tax rates.

Liquidity and Capital Resources

Cash Flows

        Operating Activities.    The Company's net cash provided by operating activities was Euro 831.6 million, Euro 903.5 million and Euro 569.5 million for 2010, 2009 and 2008, respectively. The Euro 71.9 million decrease in 2010 as compared to 2009 is mainly due to (i) the divestiture of the Group investment portfolio which resulted in an increase in cash provided by operating activities of approximately Euro 23.5 million in 2009 and (ii) the stronger performance of certain components of working capital in 2009 as compared to 2010, as indicated below. The Euro 334.0 million increase in 2009 as compared to 2008 was primarily attributable to stronger performance by the Group on all components of working capital.

        Depreciation and amortization were Euro 322.1 million in 2010 as compared to Euro 285.4 million in 2009 and Euro 264.5 million in 2008. The increase in depreciation and amortization in 2010 as compared to 2009 is primarily attributable to a non-recurring impairment charge totaling approximately Euro 20 million. The increase in depreciation expense in 2009 as compared to 2008 was primarily attributable to increased fixed assets due to the acquisition of new stores that occurred in 2008 and new investments (mainly leasehold improvements) in the wholesale segment.

        Non-cash stock-based compensation expense was Euro 32.9 million in 2010 as compared to Euro 24.9 million in 2009 and Euro (21.5) million in 2008. The increase in 2010 as compared to 2009 is mainly due to expense related to the new stock option plan granted in 2010 for approximately Euro 5.1 million. The income recorded in 2008 as compared to expense recorded in 2009 and 2010 was primarily attributable to the change in the vesting period for the 2006 performance plans (income associated with these plans was Euro 28.9 million in 2008 as opposed to an expense of Euro 12.0 million in 2009 and Euro 15.6 million in 2010).

        The change in accounts receivable was Euro (1.6) million in 2010 as compared to Euro 25.7 million in 2009 and Euro 27.9 million in 2008. This change in 2010 as compared to 2009 was primarily due to an increase in sales volume in 2010 as compared to 2009. The inventory change was Euro (36.5) million in 2010 as compared to Euro 46.7 million in 2009 and Euro 4.4 million in 2008. The change in 2010 as compared to 2009 was mainly due to increased production in our Chinese manufacturing facilities. The change in 2009 as compared to 2008 was mainly due to the improvements in production planning that were implemented in 2008, which optimized inventory levels by more clearly aligning stock on hand and volumes of sales. The change in prepaid/accrued expenses and other was Euro (21.1) million in 2010 as compared to Euro 180.0 million in 2009 and Euro (104.0) million in 2008. The change in 2010 as compared to 2009 was mainly due to the timing of payments to tax authorities by certain U.S. subsidiaries of the Company which are expected to be utilized during the first half of 2011. The change in 2009 as compared to 2008 is mainly due to the collection of certain U.S. tax receivables for approximately Euro 44.5 million (U.S. $62.0 million) and the utilization of tax prepayments of Euro 57.8 million to offset the tax payments which came due during 2009. The change in accounts payable was Euro 86.7 million in 2010 as compared to Euro 27.5 million in 2009 and Euro (33.1) million in 2008. The change in 2010 as compared to 2009 and 2008 was mainly due to better payment terms with the vendors in 2009, which continued to show their positive effects in 2010 as well. The change in income tax payable was Euro 32.5 million in 2010 as compared to Euro (16.7) million in 2009 and Euro 2.9 million in 2008. The change in 2010 as compared to 2009 was primarily attributable to higher taxable income in 2010 which resulted in an increase in the income tax payable as compared to the same period of 2009. The change in 2009 as compared to 2008 was primarily attributable to the timing of our tax payments in different tax jurisdictions.

        Investing Activities.    The Company's net cash used in investing activities was Euro 367.3 million, Euro 229.3 million and Euro 304.7 million in 2010, 2009 and 2008, respectively. The increase in 2010 as compared to 2009 is mainly related to business acquisitions that occurred in 2010 and accounted for a cash outflow of approximately Euro 121.8 million. The decrease of Euro 75.4 million in 2009 is mainly due to the lower capital expenditures for the production sites in Italy and China, which were limited to those strictly necessary and related to the optimization of the production process.

        Our capital expenditures, excluding acquisitions, were Euro 230.4 million in 2010 as compared to Euro 200.4 million in 2009 and Euro 296.4 million in 2008 primarily related to the investment in IT infrastructure in 2010 and 2009 and in each year to investment in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail division. Capital expenditures were Euro 57.9 million in the three-month period ended March 31, 2011. It is our expectation that 2011 net capital expenditures will be approximately Euro 280 million, not including investments for acquisitions. The Company will pay for these future capital expenditures with its currently available borrowing capacity and available cash.

        Net cash provided by disposals of property, plant and equipment was insignificant in 2010, 2009 and 2008. Investments in equity investees resulted in cash used of Euro 20.7 million in 2010 and Euro 21.3 million in 2009 and related to the acquisition of a 40 percent participation in Multiopticas Internacional S.L.

        Financing Activities.    The Company's net cash used in financing activities was Euro (167.7) million, Euro (373.5) million and Euro (201.5) million in 2010, 2009 and 2008, respectively. Cash used in financing activities in 2010 mainly related to the repayment of maturing outstanding debt and aggregate dividend payments to stockholders of Euro 169.8 million. In 2009, cash used in financing activities mainly related to the repayment of maturing outstanding debt and aggregate dividend payments to stockholders of Euro 103.5 million. Cash used in financing activities in 2008 mainly related to the repayment of maturing outstanding debt and aggregate dividend payments to stockholders of Euro 231.5 million.

Our Indebtedness

        We have relied primarily upon internally generated funds, trade credit, committed bank facilities and debt capital markets to finance our operations and expansion. We do not typically raise capital through the issuance of stock; rather, we use debt financing to lower our overall cost of capital and increase our return on shareholders' equity. We have access to capital markets at favorable market conditions and continue to monitor the debt capital markets in order to take appropriate actions to raise financing.

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

  •
  We maintain adequate access to liquidity in our bank accounts and adequate levels of available committed credit lines; and

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

        Our long-term credit facilities contain certain financial covenants including ratios of Net Financial Position ("NFP") (as defined in the agreements) to EBITDA (earnings before interest, taxes and depreciation as defined in the agreements) and EBITDA to net financial charges (as defined in the agreements). As of March 31, 2011 and December 31, 2010, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur, such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

        The financial and operating covenants included in the above long-term debt are as follows (such terms are defined in our applicable debt agreements):

  1.
  Consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA; and

  2.
  Consolidated EBITDA shall not be less than five times the Consolidated Net Financial Charges.

        Our total indebtedness was Euro 2,111.4 million as of December 31, 2010. Available additional borrowings under credit facilities as of such date were Euro 1,434.8 million of which Euro 875 million were committed credit lines.

        For additional information, see Note 19 to our Consolidated Financial Statements included in Item 18 of this annual report.

Bank Overdrafts

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guaranty from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. The Company uses these short-term lines of credit to satisfy its short-term cash needs.

Our Credit Facilities

  The Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps

        On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which was to be used for general corporate purposes, including the refinancing of our existing debt as it matured. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and re-borrowed with all outstanding balances maturing in March 2013. As of December 31, 2010, the line under Tranche C was undrawn by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and accruing on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on December 31, 2010 was 0.589 percent for Tranche B. As of December 31, 2010, Euro 243.2 million was borrowed under this credit facility. For additional information, see Note 19 to our Consolidated Financial Statements included in Item 18 of this annual report.

        During the third quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

  The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps

        To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. We exercised the first option to extend the final maturity of this facility by one year to October 12, 2013. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million. We borrowed U.S. $500 million under Facility E. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time.

        The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group's ratio of debt to EBITDA. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.30 percent (0.589 percent for Facility D and 0.602 percent for Facility E on December 31, 2010). The final maturity of the credit facility is October 12, 2013.

        During the third quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

        During the fourth quarter of 2008 and January 2009, we entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011 ("Tranche D Swaps"), which matches the scheduled maturity of the hedged debt. These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum.

        The short-term bridge loan facility is for an aggregate principal amount of U.S. $500 million and is guaranteed by us and our subsidiary Luxottica S.r.l. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to this facility. The terms of such amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective July 1, 2008, and provided for a final maturity date that was eighteen (18) months from the effective date of the agreement. On November 27, 2009, we and U.S. Holdings amended this facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009 and provide for a final maturity date of November 30, 2011. The new terms also provide for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. U.S. Holdings prepaid U.S. $25 million on September 8, 2010 and the remaining U.S. $50 million on October 12, 2010. As of December 31, 2010, this credit facility had been repaid in full.

  The Euro 150 Million Credit Facility

        In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR (as defined in the agreement) plus 0.375 percent. We could select interest periods of one, three or six months. In June 2009, we renegotiated this credit facility. The new facility consists of a two-year unsecured credit facility that is a revolving loan providing borrowing availability of up to Euro 150.0 million. Interest accrues on this facility at EURIBOR plus 1.90 percent. We can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of December 31, 2010, no amounts were drawn under this facility.

  The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps

        On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility requires repayment of equal quarterly installments of principal of Euro 30 million starting August 29, 2011 and a last repayment of Euro 40 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.531 percent as of December 31, 2010). As of December 31, 2010, Euro 250.0 million was borrowed under this credit facility.

        In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. The Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR (as defined in the agreement) for an average fixed rate of 2.25 percent per annum.

  The Euro 300 Million Club Deal

        On November 11, 2009, we entered into a Euro 300 million Term Facility Agreement, guaranteed by our subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, we renegotiated this facility, extending the maturity for a further two years. The new expiration date is November 30, 2014. Interest currently accrues at EURIBOR plus a margin between 1.00 percent and 2.75 percent, as defined in the amendment (2.308 percent as of December 31, 2010). As of December 31, 2010, Euro 300.0 million was borrowed under this credit facility.

Our Other Debt Financings

  The U.S. $300 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On September 3, 2003, our subsidiary U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes, issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008 and have been repaid in full. Interest on the Series C Notes accrued at 4.45 percent per annum and they matured on September 3, 2010. The Series C Notes required annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes were guaranteed on a senior unsecured basis by us and Luxottica S.r.l., our wholly-owned subsidiary. On September 3, 2010, the outstanding Series C Notes were repaid in full.

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

  The Euro 100 Million Senior Unsecured Guaranteed Notes

        On September 30, 2010, we closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2010. The proceeds from the Notes, received on September 30, 2010, were used for general corporate purposes.

  The Euro 500 Million Senior Unsecured Guaranteed Notes

        On November 10, 2010, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due November 10, 2015. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0557635777. Interest on the Notes accrues at 4.00 percent per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l., both our wholly-owned subsidiaries. The Notes can be prepaid at our option under certain circumstances. The proceeds from the Notes are being used for general corporate purposes.

Outstanding Standby Letters of Credit

        Certain U.S. subsidiaries have obtained various standby and trade letters of credit from banks that aggregated Euro 34.0 million and Euro 29.9 million as of December 31, 2010 and 2009, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Concentration of Credit Risk

        Financial instruments which potentially expose us to concentration of credit risk consist primarily of cash, investments and accounts receivable. We attempt to limit our credit risk associated with cash equivalents by placing our cash balances and investments with highly-rated banks and financial institutions. However, at any time, amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, we limit our credit risk by performing ongoing credit evaluations, and certain customers may be required to post security in the form of letters of credit. As of December 31, 2010 and 2009, no single customer's balance comprised 10 percent or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2010 and 2009, was approximately Euro 22.6 million and Euro 13.0 million, respectively, due from the host stores of our Licensed Brands retail division. These receivables represent cash proceeds from sales deposited into the host stores' bank accounts, which are subsequently forwarded to us on a weekly or monthly basis depending on our contract with the particular host store and are based on short-term contract arrangements.

Our Working Capital

        Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
	2010	2009	2008

	(In millions of Euro)
Current Assets	2,152.5	1,722.0	1,805.9
Current Liabilities	(1,503.3)	(1,315.2)	(1,626.6)

Working Capital	649.2	406.8	179.3

        In 2008, working capital increased due to a decrease in the current portion of long-term debt scheduled to mature in 2009. That decrease was caused by the refinancing of maturing debt and by the repayment of maturing debt using cash provided by operations for the year. The increases in 2010 and 2009 are primarily attributable to stronger performance by the Group on certain components of working capital beginning in 2009 and continuing in 2010.

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

        We use, from time to time, derivative financial instruments, principally interest rate and currency swap agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates and interest rates (see Note 30 to our Consolidated Financial Statements included in Item 18 of this annual report). Although we have not done so in the past, we may enter into other derivative financial instruments when we assess that the risk can be hedged effectively.

Contractual Obligations and Commercial Commitments

        We are party to numerous contractual arrangements consisting of, among other things, royalty agreements with designers, leases for retail store, plant, warehouse and office facilities, as well as certain data processing and automotive equipment, and outstanding borrowings under credit agreements and facilities with financial institutions to finance our operations. These contractual arrangements may contain minimum annual commitments. A more complete discussion of the obligations and commitments is included in Notes 19 and 26 to our Consolidated Financial Statements included in Item 18 of this annual report.

        The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases, minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2010. The table does not include pension liabilities or liabilities for uncertain tax payments. We cannot make a reasonable and reliable estimate of when or if the uncertain tax payments will be made. Our pension plans are discussed in Note 22 to our Consolidated Financial Statements included in Item 18 of this annual report.

	Payments Due by Period
(in millions of Euro) Contractual Obligations	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Long-Term Debt and Current Maturities(1)(2)	197.6	1,212.7	895.3	326.8	2,632.4
Interest Payments(3)	70.2	110.9	64.4	48.2	293.7
Operating Leases	270.2	437.0	308.9	268.9	1,285.0
Minimum Royalty Arrangements(4)	69.9	121.1	79.4	122.0	392.4
Long-Term Purchase Commitments(5)	1.6	—	—	—	1.6
Endorsement Contracts(6)	7.3	1.9	—	—	9.2
Other Commitments(7)	14.7	6.7	0.6	—	22.0

Total	631.5	1,890.3	1,348.6	765.9	4,636.3

(1)
As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2010 and expect to be in compliance for the foreseeable future.

(2)
The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 1.1 million (less than 1 year) and Euro 1.8 million (1 to 3 years).

(3)
These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2010 and assume that we make all scheduled principal payments as they mature.

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

(7)
Other commitments mainly include auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in approximately 430 Macy's department stores in the United States.

        At December 31, 2010, we had available funds of approximately Euro 559.8 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. For additional information, see Note 26 to our Consolidated Financial Statements included in Item 18 of this annual report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The Board of Directors of Luxottica Group S.p.A. currently consists of 15 members, each of whom was appointed at the stockholders' meeting held on April 29, 2009.

        The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2011.

        Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A.:

Name	Age	Senior Manager or Director(1) Since	Position

Leonardo Del Vecchio	75	1961	Chairman of the Board of Directors
Luigi Francavilla	73	1968/1985	Deputy Chairman
Andrea Guerra	45	2004	Chief Executive Officer and Director
Roger Abravanel	64	2006	Director
Mario Cattaneo	80	2003	Director
Enrico Cavatorta	49	1999/2003	Chief Financial Officer, General Manager—Corporate Functions and Director
Roberto Chemello	56	1979/1985	Director
Claudio Costamagna	55	2006	Director
Claudio Del Vecchio	54	1978/1986	Director
Sergio Erede	70	2004	Director
Sabina Grossi	45	2003	Director
Ivanhoe Lo Bello(2)	48	2009	Director
Marco Mangiagalli	62	2009	Director
Gianni Mion	67	2004	Director
Marco Reboa	55	2009	Director
Paolo Alberti	48	2009	Executive V.P., Wholesale
Colin Baden	49	1999	President and CEO Oakley
Chris Beer	45	2003	Chief Operating Officer, Luxottica Optical Retail Australasia and Greater China
Michael A. Boxer	49	1993	Senior V.P. and General Counsel N.A.
Kerry Bradley	54	1988	Chairman, Vision Development
Tom Coleman	63	1987	President, General Manager, LensCrafters*
Alessandro Curotti	51	2007	Group General Counsel and Company Secretary
Fabio D'Angelantonio	41	2005	Chief Marketing Officer and Group Retail Luxury and Sun Director
Ivan Dompé	38	2008	Group Corporate Communications Director
Valerio Giacobbi	46	1991	Chief Risk Management and Compliance Officer
Seth McLaughlin	49	1994	Executive V.P., Pearle Vision, Licensed Brands and Canada Optical
Antonio Miyakawa	44	1993	Executive Vice President, Marketing, Style & Product
Mario Pacifico	48	2003	Group Shared Services and Corporate Reporting Director
Nicola Pelà	48	2005	Group Human Resources Director
Carlo Privitera	41	2005	COO Retail Business Services and Distribution North America
Alessandra Senici	43	2000	Group Investor Relations Director
Gianluca Tagliabue	42	2010	Group Business Development Director
Massimo Vian	38	2005	Group Chief Operations Officer
Mark Weikel	56	2010	President and General Manager, LensCrafters*

*
Mr. Coleman held the position until December 31, 2010. Mr. Weikel has held the position since January 2011. In 2010, Mr. Weikel was Senior V.P. and General Manager, Sunglass Hut.

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

        Pursuant to Italian law and our By-laws, a list for the appointment of the Board of Directors can be presented only by stockholders who hold the minimum percentage of the share capital established annually by Consob. For 2009, this was equal to 1 percent of the share capital of the Company. All directors except Mr. Lo Bello were appointed by Delfin S.à r.l., our controlling stockholder. Mr. Lo Bello was appointed by minority stockholders.

        Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the stockholders' meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we: (i) comply with applicable law and our bylaws; (ii) respect the principles of correct administration; (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems; (iv) ensure that our accounting system represents the facts in a fair and true manner; (v) comply with the Italian Code of Corporate Governance; and (vi) give adequate instructions to our subsidiaries. It also supervises our financial reporting process, the effectiveness of our internal auditing system and risk assessment and the independence of our auditing firm. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and of the stockholders, they are not deemed to be members of the Board of Directors and do not vote on matters submitted to such meetings. Effective as of April 29, 2009, the members of the Board of Statutory Auditors are Francesco Vella, Chairman, Enrico Cervellera and Alberto Giussani. As of April 29, 2009, there were also two alternate members of the Board of Statutory Auditors, Mario Magenes and Alfredo Macchiati. On May 29, 2009, Mr. Magenes died. Giorgio Silva was appointed to succeed Mr. Magenes at the stockholders' meeting held on October 29, 2009. The alternate members will replace current members who leave their position during the current term. Francesco Vella and Alfredo Macchiati were selected from a list submitted by the minority stockholders referred to above. Enrico Cervellera, Alberto Giussani and Mario Magenes were selected from a list submitted by Delfin S.à r.l. Giorgio Silva was appointed by the majority of our stockholders. The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2011.

        See Item 16G—"Corporate Governance—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange" for more information regarding the designation of the Board of Statutory Auditors to act as our audit committee.

        Pursuant to the Italian Code of Corporate Governance, issued by Borsa Italiana, we also maintain a Human Resources Committee, elected within the members of the Board of Directors. The Human Resources Committee has verification, advisory and proposal-making functions, including: (i) recommending to the Board of Directors the remuneration payable to the Company's Directors with additional responsibilities, determining the remuneration criteria for senior management of the Company and of the entire Group and making proposals to the Board of Directors regarding the remuneration of senior management based on such criteria; and (ii) reviewing the Luxottica Group employees' incentive plans and making proposals to the Board of Directors regarding the beneficiaries of the plans. Effective as of April 29, 2009, the members of the Human Resources Committee are non-executive directors Gianni Mion, Roger Abravanel, Claudio Costamagna, who acts as Chairman, and Sabina Grossi, three of whom are independent. The term of the Human Resources Committee is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

        We also maintain an Internal Control Committee elected from the members of the Board of Directors. The Internal Control Committee is responsible for performing investigations, providing advice and submitting proposals to the Board of Directors. In particular, it performs the following activities: (i) assists the Board of Directors in the execution of its internal controls tasks and mandates; (ii) evaluates the planned initiatives and projects of the Internal Control Officer ("ICO"); (iii) reviews and assesses the regular reports issued by the ICO; (iv) assesses, together with the manager responsible for the preparation of the Company's accounting records and the managers and the auditors, the proper use and application of accounting principles; (v) assesses the results of the activities performed by the Internal Auditing function; (vi) monitors the effectiveness of the auditing process; and (vii) expresses opinions concerning the identification of corporate risks as well as the planning, implementation and management of the internal control system.

        See Item 16G—"Corporate Governance—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange" for more information regarding the designation of the Human Resources Committee to act as our compensation committee.

        A short biography of each of our Directors and executive officers is set forth below:

        Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Board since the Group was formed in 1961. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999, he received a Master "honoris causa" in International Business from MIB- Management School in Trieste, and in 2002, he received an honorary degree in Managerial Engineering from the University of Udine. In March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Mr. Del Vecchio is also a director of Beni Stabili S.p.A., GiVi Holding S.p.A., and Gianni Versace S.p.A., Vice Chairman of Fonciere des Regions and a director of Delfin S.à r.l., Aterno S.a.r.l., Kairos Partners SGR S.p.A. and Luxottica UK.

        Luigi Francavilla joined the Group in 1968, has been Director since 1985, Deputy Chairman since 1991, and was, until June 2010, the Chief Quality Officer of the Group. From 1977 until May 2009, he was Group Product and Design Director. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In addition, he is Chairman of Luxottica S.r.l., our principal operating subsidiary. Mr. Francavilla is also a Director in the Venice branch of the Bank of Italy. In April 2000, he received an honorary degree in Business Administration from Constantinian University in Cranston, Rhode Island, U.S.A.

        Andrea Guerra was appointed a Director and Chief Executive Officer of the Company on July 27, 2004. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici since 1994, where, from 2000, he was its Chief Executive Officer. Prior to being at Merloni, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. He received a degree in Business Administration from the "La Sapienza" University of Rome in 1989. Mr. Guerra is Director of Luxottica S.r.l., Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica U.S. Holdings Corp., Luxottica Retail North America Inc. and of Oakley, Inc., all of which belong to Luxottica Group, and of our affiliate company Multiopticas Internacional S.L. He is also member of the Board of Directors of Parmalat S.p.A., Amplifon S.p.A. and DEA Capital S.p.A.

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

        Enrico Cavatorta has been General Manager—Corporate Functions since March 2011. He has been a Director of the Group since 2003. He has been Chief Financial Officer since he joined the Group in 1999 and is a director of the principal subsidiaries of the Company, including Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., Luxottica Retail North America Inc. and Oakley, Inc., and of our affiliate company Multiopticas Internacional S.L. Prior to joining Luxottica, Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration.

        Roberto Chemello has been a Director since 1985. He holds a degree in Corporate Finance from the Cà Foscari University in Venice. He joined the Group in 1979. Until 1985 he was Chief Financial Officer of the Company. Between 1985 and 2004 he was Chief Executive Officer of Luxottica. He then took over the position of Chief Operations Officer, which he held until July 2008, when he left all operational positions held in Luxottica. In 2007, he acquired control of Woodn S.r.l., a company that specializes in the manufacturing and marketing of wood-based composites, where he holds the position of Chairman of the Board of Directors. In 2008, he was appointed Chairman of the Board of Directors of the Chinese company, Sunbow Environmental Decoration Material Co Ltd, fully owned by Woodn S.r.l., which manufactures wooden composites for distribution both in China and internationally. In 2008, he was appointed member of the Board of Directors of the Entrepreneurs' Association of the Belluno Province. He is a director of Stefanel S.p.A.

        Claudio Costamagna has been a Director since 2006. Mr. Costamagna holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs where he served for many years as Chairman of the Investment Banking division for Europe, the Middle East and Africa. He is currently Chairman of "CC e Soci", a financial advisory boutique he founded. Mr. Costamagna is a member of the Board of Directors of AAA S.A., Autogrill S.p.A., Bvlgari S.p.A., DEA Capital S.p.A., and Virgin Group Holding Limited BVI. He is also Chairman of Virtual B Sim S.p.A, and a member of the International Advisory Board of the Bocconi University.

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

        Sergio Erede has been a Director since 2004. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law

School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Additionally, he is a member of the Board of Directors of Fonciere des Regions, Interpump Group S.p.A., Gruppo Editoriale L'Espresso S.p.A., Società Italo Britannica L. Manetti—H. Roberts S.p.A., Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l. (Gruppo Interpump), Bolton Group International S.A. and Sintonia S.A. Additionally, Mr. Erede is Chairman of AON Italia S.p.A. and vice chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A.

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

        Ivanhoe Lo Bello became a Director on April 29, 2009. He is Chairman of Unicredit Leasing S.p.A. He was Chairman of the Board of Directors of Banco di Sicilia S.p.A.—Gruppo Unicredit from April 2008 until October 2010. From January 2008 to April 2008, he was Vice President of Banco di Sicilia S.p.A.—Gruppo Unicredit. From 1998 to 2001 and again since January 2008, he has been a member of the Board of Directors of Banco di Sicilia S.p.A. From 2004 to 2008, he was Director of the Syracuse branch of the Bank of Italy. He is President of Confindustria Sicilia and the Chamber of Commerce of Syracuse. Mr. Lo Bello graduated magna cum laude from the University of Catania in 1989 with a degree in jurisprudence.

        Marco Mangiagalli became a Director on April 29, 2009. Mr. Mangiagalli received a degree in Political Economy from the "Luigi Bocconi" University in 1973. Most of his career has been with Eni Group; he also has had working experience with Barclays Group in Italy and the Nuovo Banco Ambrosiano Group. He has served as a member of the Board of Directors for Agip S.p.A., Polimeri Europa S.p.A., Nuovo Pignone S.p.A., Snamprogetti S.p.A., Saipem S.p.A., Eni International Holding B.V., Albacom S.p.A., Emittenti Titoli S.p.A. and Oil Investment Corp. He also has been Chairman of Eni Coordination Center S.A., Eni Bank Ltd/Banque Eni S.A. and of Enifin S.p.A. Since August 2008 he has been Chairman of the Board of Directors for Saipem S.p.A. He is also a member of the Supervisory Board of Intesa San Paolo S.p.A.

        Gianni Mion has been a Director since 2004. He is Chief Executive Officer of Edizione S.r.l., a position he has held since 1986. Prior to joining Edizione S.r.l., Mr. Mion was the Chief Financial Officer of Marzotto S.p.A. from 1985 to 1986, Managing Director of Fintermica S.p.A. from 1983 to 1985, Vice President of Gepi S.p.A. from 1974 to 1982, controller of McQuay Europa S.p.A. from 1972 to 1974 and an auditor at the accounting firm of KPMG from 1967 to 1972. He has been chief executive officer of Edizione Holding S.p.A. since 1986 and prior to that he was the chief executive officer of Sintonia S.p.A. Mr. Mion is Chief Executive Officer of Edizione S.r.l. and also sits on the Board of Directors of Benetton Group S.p.A., Autogrill S.p.A., Atlantia S.p.A., Sintonia, S.A., Aeroporti di Roma S.p.A. and Burgo Group S.p.A. Mr. Mion graduated from the Venice University Ca' Foscari with a degree in Business Administration and is a Certified Public Accountant.

        Marco Reboa became a Director on April 29, 2009. Mr. Reboa received a degree in Business Economics from Universita Commerciale L. Bocconi in Milan, Italy in 1978. He has been registered in the Register of Chartered Accountants of Milan since 1982 and he is an auditor pursuant to Ministerial

Decree since 1995. He is currently a professor at the Faculty of Law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy and works in private practice in Milan, specializing in extraordinary financial transactions. Mr. Reboa has published books and articles on financial statements, economic appraisals and corporate governance. He is editor-in-chief of the Magazine of Chartered Accountants. Mr. Reboa was the Chairman of the Luxottica Group S.p.A. Board of Statutory Auditors from June 14, 2006 until April 29, 2009. He is a member of the Board of Directors of Eni S.p.A. and Interpump Group S.p.A., Chairman of the Board of Auditors of Mediobanca S.p.A. and Auditor of Gruppo Lactalis Italia S.p.A., Egidio Galbani S.p.A. and Big S.r.l.

        Paolo Alberti joined Luxottica Group in May 2009 as Executive Vice President, Wholesale. Prior to joining Luxottica, he was Executive VP at Bvlgari Parfums where he was responsible for the development, marketing, logistics and commercialization of Bvlgari Perfumes and Cosmetics. He was also responsible for the Bvlgari eyewear license with Luxottica. Prior to being at Bvlgari, he was General Manager at L'Oréal, Consumer Division, Director at Johnson & Johnson and Advertising Brand Manager at Procter & Gamble. Mr. Alberti holds a B.S. in Civil Management Engineering from the University of the Pacific (California, USA) and a Master in Business Administration from Bocconi University.

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

        Michael A. Boxer has been the Senior Vice President, General Counsel—North America since September 2005. Mr. Boxer is responsible for overseeing all legal matters for the Company's North American retail and wholesale operations. Mr. Boxer has held various other executive roles since joining the Company in 1993. Prior to joining Luxottica in 1993, Mr. Boxer served as a corporate attorney with the law firm of Winston & Strawn in New York. He received his undergraduate degree from Columbia University and his law degree from the New York University School of Law.

        Kerry Bradley has been Chairman, Vision Development since January 2011. Mr. Bradley was President of Luxottica Retail North America from February 2009 until January 2011, and prior to that he served as Chief Operating Officer of Retail North America since 2002. From 1998 to 2002, he held the position of Executive Vice President of LensCrafters. Mr. Bradley is responsible for all LensCrafters, Cole and EyeMed sales, marketing and operations. Mr. Bradley has held various other senior executive roles since joining LensCrafters in 1988. Mr. Bradley has a Master's degree in Business from the University of Edinburgh, Scotland and a B.S. degree in Business from Auburn University in Alabama.

        Tom Coleman has been President and General Manager, LensCrafters from January 2010 to December 2010. During 2008 and 2009, Mr. Coleman served as the Executive Vice President, Licensed Brands & Retail Development. From 2003 to 2008, he was Executive Vice President Retail Asia-Pacific, responsible for all activities of the Group in the Asia-Pacific region, which includes Australia, New Zealand, Hong Kong, Singapore and Malaysia. Prior to this, he served as Executive Vice President of LensCrafters since 1997. Mr. Coleman has held various other senior executive roles since joining LensCrafters in 1987.

        Alessandro Curotti joined Luxottica as Group General Counsel and Company Secretary in 2007. Previously, he served as General Counsel for Telecom Italia Mobile, Finsiel (the IT affiliate of Telecom Italia) and Compart (Montedison Group), prior to which he practiced for six years as a corporate attorney with the law firm of Abbatescianni & Partners in Milan. Mr. Curotti received his law degree from the University of Siena and was admitted to the Milan Bar in 1993.

        Fabio D'Angelantonio was appointed to lead the Retail Luxury and Sun Business at the beginning of 2009, while maintaining the role of Chief Marketing Officer that he has held since 2005. After experience with the European Union and in the Olivetti Marketing Department in Brussels and Madrid, Mr. D'Angelantonio led the international department from 1995 to 2000 for the Belgian publishing house Editions Hemma (part of the Havas-Vivendi group). At the beginning of 2000, Mr. D'Angelantonio joined Ciaoweb (Fiat-Ifil group) where he held the position of Channel Manager, eventually moving to Merloni Elettrodomestici, today Indesit Company, where he held increasingly senior positions ending in Brand & Advertising Manager, responsible for the management of the entire brand portfolio for the group. After receiving a degree in Business Administration in 1994 from the LUISS University in Rome, he completed an MBA in International Management at the UBI in Brussels in 1999.

        Ivan Dompé joined Luxottica Group in 2008 as Group Corporate Communications Director. From 2005 to 2008, he was Media Relations and Internet Communications Director at Edison, an Italian utility company. From 2000 to 2005, he served various roles in the Pirelli Group (in its business: tires, cables and real estate divisions), leaving the company as Head of the media relations department. Previously, he spent over three years in PR consultancy firms Ketchum and Burson Marsteller and began his career as a journalist in 1995. Mr. Dompé received a degree in Economics from Bocconi University in Milan.

        Valerio Giacobbi became Chief Risk Management and Compliance Officer in May 2010. From February 2009 to April 2010, he was Group Business Development EVP. Previously, he was Executive Vice President North America from 2001 until March 2009. Prior to 2001, he was General Affairs Manager of Luxottica Group S.p.A. since 1991. Mr. Giacobbi holds a bachelor's degree in Business Administration from the Ca' Foscari University in Venice.

        Seth McLaughin has been Executive V.P., Pearle Vision, Licensed Brands and Canada Optical since January 2011. Mr. McLaughin was Senior Vice President and General Manager Pearle Vision, Luxottica Retail North America from March 2008 to January 2011. From October 2004 to March 2008, he served as Senior Vice President, Consumer Marketing of Luxottica Retail North America. From July 1998 to October 2004, he served as Vice President, Consumer Marketing. Prior to joining the Luxottica Group he worked at Boston Consulting Group, from 1990 to 1994, and in strategic consulting for Procter & Gamble, from 1984 to 1990. Mr. McLaughin has a Bachelor of Science degree from Iowa State University.

        Antonio Miyakawa is currently the Executive Vice President of Marketing, Style & Product for Luxottica Group S.p.A. From 2003 until May 2009, he was Executive Vice President of Wholesale and Marketing for Luxottica Group S.p.A. Previously, he was also head of our Asian wholesale operations, a position he held since 1999. Prior to this he served as Executive Vice President of Luxottica's Japanese operations. Prior to joining Luxottica Group S.p.A., Mr. Miyakawa was a junior consultant for Compact S.r.l. (an Italian consulting firm) working on various Luxottica matters.

        Mario Pacifico became Group Shared Services Director in May 2009 and, starting from December 2010, he also serves as Corporate Reporting Director. He joined the Group as Head of Internal Auditing in 2003. Prior to joining Luxottica, he was VP of Internal Auditing of Prada Group. From 1990 to 2000, Mr. Pacifico was Controller of Eni's Italy Division, Chief Financial Officer of Agip Trading B.V. and Audit Manager for Agip S.p.A. Mr. Pacifico graduated from Bocconi University in Milan with a degree in Business Administration.

        Nicola Pelà has been Group Human Resources Director since 2005. Before joining Luxottica, he held a number of HR positions in Olivetti, Fiat, Barilla and SmithKline Beecham. He has lived and worked in Italy, the United States and Belgium. Mr. Pelà has a bachelor's degree in Law with honors and a master's degree in Business Administration from CUOA (Centro Universitario di Organizzazione Aziendale).

        Carlo Privitera became COO Retail Business Services and Distribution North America in November 2010. He joined Luxottica in 2005 as Group Industrial Supply Chain Director. From January 2008 to November 2010, he was the Chief Information Technology Officer. From December 2001 to February 2005, Mr. Privitera served in various capacities, including Planning Manager and Production Control & Logistic Director of Fiat Group and its subsidiaries. From 1996 to 2001, he served as Senior Manager in Efeso Consulenze. Mr. Privitera has a bachelor degree in Engineering from the Politecnico in Milan. He also holds a master's degree from Osaka University.

        Alessandra Senici has served as the Group Investor Relations Director at Luxottica Group since May 2007. Ms. Senici joined the Group in February 2000. She was previously an Equity Analyst with Rasfin Sim and Cariplo S.p.a., where she also worked on primary and secondary offerings together with the corporate finance and equity capital markets teams. She has also worked in currency trading. Ms. Senici holds a Bachelor's Degree in Business Administration from the University of Brescia and is a member of A.I.R., the Italian Association of Investor Relations Officers.

        Gianluca Tagliabue joined Luxottica in June 2010 and was appointed Group Business Development Director in November 2010. Prior to joining the Company, Mr. Tagliabue worked at Value Partners Italy from June 2001 to October 2005, then moved to Value Partners' Brazilian offices for a 3-year assignment during which he became a partner of the firm. Mr. Tagliabue started his professional career in corporate finance working in M&A and financial restructuring projects, and then spent 12 years in management consulting companies, including Gemini Consulting. Mr. Tagliabue holds a degree in Business Administration from Bocconi University in Milan.

        Massimo Vian became Chief Operations Director in July 2010. From January 2007 until 2010, he was Asia Operations Director. Prior to 2007, he was responsible for the Group's manufacturing and engineering. Prior to joining Luxottica, he held various assignments at Momo S.r.l. Mr. Vian holds a degree in Management Engineering from the University of Padova.

        Mark Weikel became President and General Manager, Lenscrafters in January 2011. Mr. Weikel joined Luxottica in February 2010 as Senior Vice President and General Manager of Sunglass Hut North America. Prior to joining Luxottica, he held a variety of leadership roles at Victoria's Secret, culminating in his appointment as Chairman. Before that, he was also Chief Financial Officer for Foley's Department Stores and Chief Operating Officer for Lord & Taylor. Mr. Weikel is a graduate of the University of Michigan Executive Program and received his Bachelor of Science in Accounting from Indiana State University.

Compensation

        Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2010 (amounts in Euro).

Name	Office held	Term of the office	Expiration	Compensation for the office		Non cash benefits	Bonuses and other incentives(*)	Other compensation		Total amount paid in 2010	2010 Bonuses to be paid in 2011(**)

Leonardo Del Vecchio	Chairman	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	831,198	(1)	—	—	408,001	(8)	1,239,199	—
Luigi Francavilla	Deputy Chairman	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	139,200	(2)	—	698,200	998,545	(8)(9)(10)	1,835,945	355,610
Andrea Guerra	CEO	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	900,000	(3)	107,707	1,201,800	1,605,862	(9)	3,815,369	1,528,000
Roger Abravanel	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	91,198	(4)	—	—	—		91,198	—
Mario Cattaneo	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	106,198	(5)	—	—	—		106,198	—
Enrico Cavatorta	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	81,198		5,609	370,650	698,357	(9)	1,155,814	470,650
Roberto Chemello	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	81,198		—	—	—		81,198	—
Claudio Costamagna	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	96,198	(6)	—	—	—		96,198	—
Claudio Del Vecchio	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	81,198		—	—	—		81,198	—
Sergio Erede	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	81,198		—	—	—		81,198	—
Sabina Grossi	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	91,198	(4)	385	—	—		91,583	—
Ivanhoe Lo Bello	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	101,198	(7)	—	—	—		101,198	—
Marco Mangiagalli	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	101,198	(7)	—	—	—		101,198	—
Gianni Mion	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	91,198	(4)	—	—	—		91,198	—
Marco Reboa	Director	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	101,198	(7)	—	—	—		101,198	—
Francesco Vella	Chairman of the Board of Statutory Auditors	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	105,000		—	—	—		105,000	—
Enrico Cervellera	Auditor	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	70.000		—	—	—		70,000	—
Alberto Giussani	Auditor	1.1.10 - 12.31.10	Approval of financial statements as of 12.31.2011	70.000		—	—	—		70,000	—
Compensation key managers(11)						218,590	4,367,899	6,713,670		11,300,159	4,391,518

(*)
Compensation for 2009 performance targets paid in 2010.

(**)
Compensation for 2010 performance target to be paid in 2011.

(1)
Compensation paid as Director and Chairman. The compensation paid as Chairman is equal to Euro 750,000.

(2)
Compensation paid as Director and Deputy Chairman. The compensation paid as Deputy Chairman is equal to Euro 58,002.

(3)
Compensation paid as Director and CEO.

(4)
Compensation paid as Director and member of the Human Resources Committee. The compensation for the office in the Human Resources Committee is equal to Euro 10,000.

(5)
Compensation paid as Director and Chairman of the Internal Control Committee. The compensation for the office in the Internal Control Committee is equal to Euro 25,000.

(6)
Compensation paid as Director and Chairman of the Human Resources Committee. The compensation for the office in the Human Resources Committee is equal to Euro 15,000.

(7)
Compensation paid as Director and member of the Internal Control Committee. The compensation for the office in the Internal Control Committee is equal to Euro 20,000.

(8)
Includes compensation paid for services rendered to subsidiary companies. The Chairman is paid for his office in the subsidiary Luxottica U.K.; the Vice Chairman is paid Euro 657,060 for his office in the subsidiary Luxottica S.r.l.

(9)
Includes compensation as employee.

(10)
Includes the amount paid for the termination of his employment due to his retirement in June 2010. Regarding the Deputy Chairman the remuneration as employee and the variable portion linked to the 2010 performance target to be paid in 2011 are calculated pro rata temporis.

(11)
Aggregate compensation of 19 key managers, of whom 11 are employed in Luxottica Group S.p.A. and 8 are employed in its subsidiaries. Regarding those employed in Luxottica Group S.p.A., "Other compensation" paid in 2010 is equal to Euro 3,774,603, "Non cash benefits" are equal to Euro 148,367, "Bonuses and other incentives" are equal to Euro 1,669,200 and, "2010 Bonuses to be paid in 2011" are equal to Euro 2,166,750.

        Aggregate compensation paid by us to our senior management (who are not directors) as a group (19 people) was approximately Euro 13.4 million in 2010, of which approximately Euro 2.1 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted options to purchase an aggregate of 70,000 of our ordinary shares at a weighted average exercise price of Euro 20.72 per share in 2010. These options will expire on different dates from April 30, 2019 to June 12, 2019. The aggregate amount set aside or accrued during the year ended December 31, 2010 to provide pension and retirement benefits for our directors who are also members of our management was Euro 1.9 million. Our directors who are not members of management do not receive such benefits.

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

        In case of termination other than for good cause, we will pay our Chief Executive Officer a separation allowance, in addition to providing for termination indemnities provided by Italian law, in the amount of two times the sum of:

  •
  annual base salary, provided as a sum of annual base remuneration and director's emoluments; and

  •
  variable pay, corresponding to the average bonus compensation received in the three years (or shorter period, as the case may be) preceding his termination.

        This separation allowance is also due in the case of termination for cause or in the case our Chief Executive Officer terminates the employment relationship within the 60 days following one of the events listed below that leads to a reduction in responsibilities and tasks assigned:

  •
  substantial change to the authority given to the Chief Executive Officer; and

  •
  change of control.

        If the cancellation of the employment contract had occurred on December 31, 2010, the amount paid to Mr. Guerra would have been Euro 6.8 million.

        There are no agreements that provide for the allocation or maintenance of non-monetary benefits or the stipulation of ad hoc consultancy contracts in the event of termination of the position of the Chief Executive Officer or the position of other executive directors. There are no agreements that provide compensation for non-competition commitments.

        In July 2008, Mr. Chemello's position as Chief Operations Officer of Luxottica was terminated. He remains a Director of Luxottica. As a result of this termination, Luxottica paid Mr. Chemello an indemnity and Mr. Chemello kept the stock options he had previously received, but forfeited his rights under the Performance Shares Plan. Portions of the indemnity due to Mr. Chemello were paid in 2008 and 2009. The total amount of the indemnity paid was Euro 5,140,000.

Employees

        As of December 31, 2010, we employed approximately 61,900 employees worldwide, of whom approximately 38,400 were employed in the United States and Canada, 7,400 were employed in Italy, 13,100 were employed in Asia-Pacific, 2,200 were employed in Europe and 800 were employed in subsidiaries located in other countries. As of such date, approximately 19,200 were employed in our manufacturing and wholesale segment, approximately 41,500 were employed in our retail segment and approximately 1,200 were employed at our corporate offices. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those employees of Luxottica Retail North America Inc. subject to collective bargaining agreements described below, none of our employees in the

United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

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

        Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2010, we had established a reserve of Euro 37.8 million for such severance payments, which is reflected in our consolidated financial statements.

        Luxottica Retail North America Inc. ("Luxottica Retail N.A.") is currently a party to three collective bargaining agreements. Luxottica Retail N.A. collective bargaining agreement with Local 108, Retail, Wholesale and Department Store union covers approximately 45 employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate. Luxottica Retail N.A.'s collective bargaining agreement with Local 84932 of the Communications Workers of America was extended to allow the parties to negotiate a new agreement. That agreement covers approximately 130 Pearle Vision and LensCrafters employees holding the positions of Optician, Lab Associate, Lead Lab Associate and Sales Associate. Luxottica Retail N.A. is also party to a collective bargaining agreement with Local 888, United Food and Commercial Workers. This agreement covers approximately 15 Pearle Vision employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate. The current agreement was in effect from January 1, 2010 through December 31, 2010 but has been extended while the parties negotiate a new agreement.

Share Ownership

        Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of April 15, 2011, by each of our directors and executive officers who beneficially owns in excess of one percent of our outstanding ordinary shares.

		Shares owned as of April 15, 2011
				Percentage Ownership
Stockholder	Issuer

Leonardo Del Vecchio	Luxottica Group S.p.A.	312,653,339	(1)	66.98%
Luigi Francavilla	Luxottica Group S.p.A.	5,205,000	(2)	1.12%

(1)
Shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

(2)
Includes (a) 70,100 shares held by Mr. Francavilla, 70,100 shares held by his wife and 3,364,800 shares held in usufruct with his wife; and (b) 1,700,000 options to purchase shares currently held by Delfin S.à r.l. granted under the Delfin plan (for a description of the plan, see Note 31 to our Consolidated Financial Statements included in Item 18 of this annual report). Mr. Francavilla exercised (1) options to purchase 300,000 shares under the Delfin plan for an exercise price of Euro 13.67 per share on March 10, 2011, and (2) options to subscribe for 70,500 shares issued under the 2004 Stock Option Plan for an exercise price of Euro 13.79 per share on March 16, 2011. He sold such shares through various transactions on the MTA in March and April 2011.

        Except as otherwise indicated above, each of our directors and our executive officers owns less than one percent of our outstanding ordinary shares.

        In addition, set forth below is certain information regarding share ownership for our directors and our senior managers (who are not directors) as a group (including any shares held directly or indirectly by each such person or such person's spouse), prepared and disclosed as required by applicable Italian law.

	Shares held at the beginning of 2010		Shares bought during 2010		Shares sold during 2010		Shares held at the end of 2010
Stockholder

Leonardo Del Vecchio	314,403,339	(1)			1,150,000	(2)	313,978,339	(3)
Luigi Francavilla	3,505,000	(4)					3,505,000	(4)
Enrico Cavatorta			300,000	(5)	300,000
Roberto Chemello	1,077,875	(6)	200,000	(5)	200,000		1,077,875	(6)
Claudio Del Vecchio	3,381,000	(7)					3,381,000	(7)
Sabina Grossi	62,600						62,600
Senior Managers as a group	210,605		881,500	(8)	881,500		210,605

(1)
Shares held by Leonardo Del Vecchio through Delfin S.à r.l. Mr. Del Vecchio holds voting and investment power over the shares held by such entity.

(2)
Shares sold in execution of the Delfin Incentive Plan granted to certain members of senior management of the Company.

(3)
Includes 275,000 shares and 450,000 ADRs held by his wife. 313,253,339 shares are held by Delfin S.à r.l.

(4)
3,364,800 shares are held in usufruct with Mr. Francavilla's wife. Mr. Francavilla and his wife hold voting power over these shares. 70,100 shares are held by his wife directly.

(5)
Shares bought under the Delfin Incentive Plan.

(6)
Shares held by Filuni S.A., an entity established and controlled by Mr. Chemello. Mr. Chemello holds voting and investment power over the shares held by such entity.

(7)
Includes 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation. Mr. Del Vecchio holds voting and investment power over the shares held through this foundation.

(8)
Includes 230,500 shares acquired through the exercise of stock options and 650,000 shares acquired under the Delfin Incentive Plan.

        In addition to the holdings disclosed in the above chart, four senior managers employed by Luxottica's U.S. subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan (the "Plan"), a company-sponsored 401(k) savings plan for Luxottica's U.S. employees, beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2009 and 2010, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 9,717.9 ADRs and 9,884.6 ADRs, respectively. During 2010, such senior managers purchased and disposed of interests in the Plan equivalent to, in the aggregate, 17,101.4 ADRs and 17,061.7 ADRs, respectively. The ADRs beneficially owned by Plan participants are held in the form of "units" of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

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

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing 2.06 percent (or 9.6 million shares) of the Company's authorized and issued share capital as of April 15, 2011, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 31 to the Consolidated Financial Statements included in Item 18 of this annual report). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. No options were exercised in 2008 and 2009. During 2010, 1,150,000 options were exercised. As of December 31, 2010, 8,050,000 options were outstanding.

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

        In May 2008, a performance shares plan for our top managers as identified by the Board of Directors (the "PSP Plan") was adopted. The PSP Plan is intended to strengthen the loyalty of our key employees and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the PSP Plan will be granted the right to receive ordinary shares ("Units"), without consideration, at the end of a three-year vesting period and subject to achievement of certain Company performance targets to be determined by our Board of Directors. The PSP Plan will have a term of five years, during which the Board of Directors may resolve to issue different grants to the PSP Plan's beneficiaries. The PSP Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 Units. On May 13, 2008, the Board of Directors granted a total maximum amount of 1,203,600 Units. On May 7, 2009, the Board of Directors granted a total maximum amount of 1,793,750 Units. On April 29, 2010, the

Board of Directors granted a total maximum amount of 865,000 Units. Employees who received awards under the Plan were directors, officers and other managers with highly strategic roles who were selected by the Board of Directors upon the direct recommendation of our Human Resources Committee. As of December 31, 2010, there were outstanding 1,017,600 units under the 2008 grant, 1,612,500 units under the 2009 grant and 852,500 units under the 2010 grant.

        On May 7, 2009, our Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the stock option grants approved in 2006 and 2007 and held options with an exercise price, considering present market conditions and the financial crisis, that was significantly higher than the market price at such time, undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which will be exercisable—conditional upon the surrender of the options granted in 2006 and/or 2007—at an exercise price determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares at the time of grant of the new options. The new options will vest in 2012, and, only for the May 7, 2009 extraordinary grant, will be subject to the achievement of certain Company financial performance targets.

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

  2.
  10 employee-beneficiaries of the 2006 3-year extraordinary stock option grant surrendered the options previously granted to them under the abovementioned grant in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the abovementioned grant, reduced by 50 percent, for a total amount of 4,250,000 options. The new performance options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

        The reassignment of options for employees domiciled in the U.S. was structured as a tender offer. The offer expired on June 12, 2009. All outstanding eligible options that were properly tendered under the reassignment program by eligible employees were accepted.

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6 percent of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 3-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the performance options previously granted). As of December 31, 2010, 100,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited and all remaining options were outstanding.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        At the Board of Directors meeting held on April 29, 2010, a total of 1,924,500 stock options were awarded under the 2006 Stock Option Plan to our employees and the employees of our subsidiaries. As of December 31, 2010, 69,500 of these stock options had been forfeited.

        As of December 31, 2010, the following grants were outstanding as detailed below:

	Number of ordinary shares underlying options granted	Exercise price	Expiration date	Options held by officers and directors

2002 Grant	2,348,400	U.S. $17.80	January 31, 2011	—
2003 Grant	2,397,300	Euro 10.51	January 31, 2012	8,100
2004 Grant	2,035,500	Euro 13.79	January 31, 2013	328,100
2004 Performance Grant	1,000,000	U.S. $18.59	January 31, 2012	40,000
2004 Stockholder Grant	9,600,000	Euro 13.67	December 31, 2014	8,050,000
2005 Grant	1,512,000	Euro 16.89	January 31, 2014	81,000
2006 Grant(1)	1,725,000	Euro 22.19	January 31, 2015	70,000
2006 Performance Grant 1(1)	3,500,000	Euro 22.09	July 27, 2015	—
2006 Performance Grant 2(1)	9,500,000	Euro 20.99	July 27, 2015	1,100,000
2007 Grant(1)	1,745,000	Euro 24.05	March 6, 2016	—
2008 Grant	2,020,500	Euro 18.08	March 14, 2017	125,000
2008 PSP Grant(2)	1,203,600	N/A	N/A	786,000
2009 Non-U.S. Grant	378,000	Euro 13.45	May 7, 2018	90,000
2009 U.S. Grant	672,000	Euro 14.99	May 7, 2018	—
2009 Non-U.S. Residents Reassignment, Ordinary	2,060,000	Euro 13.45	May 7, 2018	325,000
2009 U.S. Residents Reassignment, Ordinary	825,000	Euro 15.03	March 31, 2017	200,000
2009 Non-U.S. Residents Reassignment, Performance Grant	4,250,000	Euro 13.45	May 7, 2018	4,145,000
2009 U.S. Residents Reassignment, Performance Grant	1,450,000	Euro 15.11	June 12, 2018	900,000
2009 PSP Grant	1,793,750	N/A	N/A	1,225,000
2010 Non-U.S. Residents Grant	1,221,000	Euro 20.72	April 29, 2019	70,000
2010 U.S. Residents Grant	703,500	Euro 21.23	April 29, 2019	—
2010 PSP Grant	865,000	N/A	N/A	500,000

(1)
These grants were subject to the reassignment of new options discussed above which was completed in June 2009.

(2)
The performance targets of the 2008 PSP were not reached and therefore the Board of Directors did not assign any shares.

Stock options and PSP Units held by directors and senior managers

        Set forth below is certain information regarding stock options held by our directors and our senior managers (who are not directors) as a group, prepared and disclosed as required by applicable Italian law.

		Options held at the beginning of 2010				Options granted during 2010			Options exercised during 2010			Options expired/ waived during 2010	Options held at the end of 2010
Name	Position	Number of Options	Average exercise price	Average expiration date		Number of Options	Average exercise price	Average expiration date	Number of Options	Average exercise price	Average market price at exercise	Number of Options	Number of Options	Average exercise price	Average expiration date

Luigi Francavilla	Vice Chairman	140,500	€13.62	2016		—	—	—	—	—	—	—	140,500	€13.62	2016
		2,000,000	€13.67	2014		—	—	—	—	—	—	—	2,000,000	€13.67	2014
		750,000	€13.45	2018	(*)	—	—	—	—	—	—	—	750,000	€13.45	2018	(*)
Andrea Guerra	Chief Executive	2,000,000	€13.67	2014		—	—	—	—	—	—	—	2,000,000	€13.67	2014
	Officer	1,250,000	€13.45	2018	(*)	—	—	—	—	—	—	—	1,250,000	€13.45	2018	(*)
Enrico Cavatorta	Chief Financial	93,500	€13.54	2016		—	—	—	—	—	—	—	93,500	€13.54	2016
	Officer and	1,200,000	€13.67	2014		—	—	—	300,000	€13.67	€21.02	—	900,000	€13.67	2014
	Director	550,000	€13.45	2018	(*)	—	—	—	—	—	—	—	550,000	€13.45	2018	(*)
Roberto Chemello	Director	140,500	€17.98	2014		—	—	—	—	—	—	—	140,500	€17.98	2014
		2,000,000	€13.67	2014		—	—	—	200,000	€13.67	€22.05	—	1,800,000	€13.67	2014
		1,100,000	€20.99	2015	(*)	—	—	—	—	—	—	—	1,100,000	€20.99	2015	(*)
	Senior Managers	591,100	€14.20	n.a.		70,000	€20.72	2019	22,100	€13.38	€20.62	—	639,000	€14.95	n.a.
	employed in the	2,000,000	€13.67	2014		—	—	—	650,000	€13.67	€21.25	—	1,350,000	€13.67	2014
	Company (11 total)	1,400,000	€13.45	2018	(*)	—	—	—	—	—	—	—	1,400,000	€13.45	2018	(*)
	Senior Managers	492,100	€14.83	n.a.		—	—	—	68,400	€14.51	€20.91	—	423,700	€15.23	n.a.
	employed in	180,000	€12.90	2012	(*)	—	—	—	140,000	€13.29	€20.91	—	40,000	€13.91	2012	(*)
	subsidiaries (8 total)	125,000	€13.45	2018	(*)	—	—	—	—	—	—	—	125,000	€13.45	2018	(*)
		900,00	€15.11	2018	(*)	—	—	—	—	—	—	—	900,000	€15.11	2018	(*)

*
Options are exercisable subject to the achievement of certain financial performance targets.

        Set forth below is certain information regarding the PSP Units held by our directors and our senior managers (who are not directors) as a group as of December 31, 2010:

		Units held at the beginning of 2010*			Units granted during 2010*			Units exercised during 2010			Units expired during 2010	Units held at the end of 2010*
Name	Position	Number of Units	Average exercise price	Average expiration date	Number of Units	Average exercise price	Average expiration date	Number of Units	Average exercise price	Average market price at exercise	Number of Units	Number of Units	Average exercise price	Average expiration date

Luigi Francavilla	Vice Chairman	332,500	—	2012	—	—	—	—	—	—	—	332,500	—	2012
Andrea Guerra	Chief Executive Officer	615,000	—	2012	125,000	—	2013	—	—	—	—	740,000	—	2012
Enrico Cavatorta	Chief Financial Officer and Director	208,500	—	2012	50,000	—	2013	—	—	—	—	258,500	—	2012
	Senior Managers employed in the Company (11 total)	505,250	—	2012	168,750	—	2013	—	—	—	—	674,000	—	2012
	Senior Managers employed in subsidiaries (8 total)	349,750	—	2012	156,250	—	2013	—	—	—	—	506,000	—	2012

*
Maximum amount of Units granted to each beneficiary. The underlying shares that will be assigned without consideration may vary according to whether and the degree to which the EPS targets set forth by the Board of Directors have been achieved. Each grant is subject to a 3-year vesting period. At the end of the respective vesting period, the Board of Directors will evaluate the achievement of certain financial performance targets established by the Board of Directors for the purposes of the Performance Shares Plan.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Stockholders

        The following table sets forth, as of April 15, 2011, the beneficial ownership of ordinary shares by each person beneficially owning two percent or more of the outstanding ordinary shares (including ordinary shares represented by ADSs) known to us based on their most recent public filings or communications with us.

	Amount of Shares Owned		Percent of Class
Identity of Person or Group

Leonardo Del Vecchio	312,653,339		66.98%
Giorgio Armani	22,724,000	(1)	4.87%

(1)
Including 13,514,000 shares represented by ADSs.

        The shares held by Mr. Del Vecchio and our other directors and executive officers have the same voting rights as the shares held by other stockholders.

        Mr. Del Vecchio is our controlling stockholder and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

        As of March 31, 2011, approximately 7.59 percent of our ordinary shares were held in the form of ADSs by approximately 14,000 record holders.

        To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

Related Party Transactions

  License Agreements

        We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Retail Brand Alliance, Inc. ("RBA"), which is controlled by Claudio Del Vecchio, one of our directors. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid to RBA for such agreement were Euro 0.8 million, Euro 0.3 million and Euro 0.8 million in the years ended December 31, 2010, 2009 and 2008, respectively.

        Management believes that the terms of this license agreement are fair to the Company.

  Service Revenues

        During the years ended December 31, 2010, 2009 and 2008, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for RBA. Amounts received for the services provided for those years were Euro 0.1 million, Euro 0.1 million and Euro 0.1 million, respectively. Management believes that the compensation received for these services was fair to the Company.

  Stockholder Plan

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through holding companies of the Del Vecchio family, representing 2.06 percent (or 9.6 million shares) of the Company's authorized and issued share capital as of April 15, 2011, to a stock option plan for our top management. See Item 6—"Directors, Senior Management and Employees—Share Ownership."

ITEM 8.    FINANCIAL INFORMATION

Financial Statements

        See Item 18—"Financial Statements."

Legal Proceedings

        The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company's business, financial position or operating results.

  Cole Consumer Class Action Lawsuit

        In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle VisionCare, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provided for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys' fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

        Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2010, 2009 and 2008, were not material. The effect of this settlement on the Company's future operations and cash flow is not material.

  Oakley Stockholder Lawsuit

        On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other stockholders of Oakley, Inc. ("Oakley"), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to stockholders by approving Oakley's merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because we believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys' fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff's motion for attorneys' fees and expenses in its entirety. The Court did not rule on the defendants' demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff's motion for attorneys' fees and expenses. The plaintiff appealed the Court's May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate Court affirmed the trial Court's decision in all respects. The plaintiff filed a petition with the California Supreme Court requesting review of the appellate court's decision. The Supreme Court denied the plaintiff's petition for review. Therefore, the appellate Court's decision affirming the denial of the plaintiff's request for attorneys' fees and expenses is now final for all purposes. The Company considers this matter closed.

        Costs associated with this litigation incurred for the years ended December 31, 2010, 2009 and 2008, were not material.

  Fair Credit Reporting Act Litigation

        In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The plaintiff brought suit on behalf of a class of Oakley's customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys' fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009.

        Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2010, 2009 and 2008, were not material. The effect of this settlement on the Company's future operations and cash flow is not material.

  Texas LensCrafters Class Action Lawsuit

        In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. (now Luxottica Retail North America Inc.) and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act ("TOA") and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleged that LensCrafters attempted to control the optometrists' professional judgment and that certain terms of the optometrists' sub-lease agreements with LensCrafters violated the TOA. The suit sought recovery of a civil penalty of up to U.S. $1,000 for each day of a violation of the TOA, injunctive relief, punitive damages and attorneys' fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants' motion to transfer venue. On January 11, 2010, plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from LensCrafters in Texas.

        On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice.

        Costs associated with this litigation for the years ended December 31, 2010, 2009 and 2008, were not material. The effect of this settlement on the Company's future operations and cash flow is not material.

  French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation has concluded and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Company intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

*****

        The outcome of the outstanding litigation claims described above, if any, is inherently uncertain, and there can be no assurance that one or more of these actions, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition. In addition, we may be subject to material claims, judgments or proceedings in the future which, if adversely determined, may have a material adverse effect on our business, results of operations and financial condition. See Item 3—"Key Information—Risk Factors—If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales or increased costs."

        The Company is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Dividend Distributions

        See Item 3—"Key Information—Dividends" and Item 10—"Additional Information—Rights Attaching to Ordinary Shares—Dividends."

Significant Changes

        Except as otherwise indicated above, no significant changes have occurred since the date of our Consolidated Financial Statements included in Item 18 of this annual report.

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

	New York Stock Exchange		Milan Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2006	31.39	24.36	24.46	19.30
2007	39.38	29.70	28.79	21.33
2008	30.92	15.98	21.15	12.67
2009
First Quarter	18.60	11.88	13.49	9.61
Second Quarter	21.91	15.78	15.96	11.85
Third Quarter	26.73	19.90	18.25	14.23
Fourth Quarter	26.91	24.14	18.19	16.34
Year 2009	26.91	11.88	18.25	9.61
2010
First Quarter	27.59	24.22	20.09	17.91
Second Quarter	29.42	22.98	21.89	18.36
Third Quarter	27.28	22.59	20.60	17.82
Fourth Quarter	30.62	26.57	23.17	19.64
November 2010	29.84	26.57	21.15	20.00
December 2010	30.62	26.81	23.17	20.43
Year 2010	30.62	22.59	23.17	17.82
2011
January 2011	31.44	29.81	23.49	22.14
February 2011	31.10	29.58	22.51	21.64
March 2011	32.78	29.50	23.40	21.31
Through April 25, 2011	33.08	31.01	23.37	21.53

        The high and low closing prices of the ADSs on the NYSE for the first quarter of 2011 were U.S. $32.78 and U.S. $29.50, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2011 were Euro 23.49 and Euro 21.31, respectively.

ITEM 10.    ADDITIONAL INFORMATION

Articles of Association and Amended and Restated By-laws

Our Objectives

        Our Articles of Association provide that Luxottica Group S.p.A.'s principal objectives are, among other things, (i) the ownership and management of other companies or entities both in Italy and abroad, (ii) financing and managerial coordination of the owned companies and entities and (iii) providing credit support for our subsidiaries. The Legislative Decree No. 58 of February 24, 1998 regulating the Italian financial markets ("Decree No. 58") and our Amended and Restated By-laws contain, among other things, provisions to the following effect:

Directors

        The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company, except for the acts that the law reserves for stockholders' meetings. Compensation of the directors is approved by the ordinary stockholders at the annual meeting of stockholders. The compensation of directors who also serve as executive officers is determined by the Board of Directors with the favorable opinion of the Board of Statutory Auditors.

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

Rights Attaching to Ordinary Shares

Dividends

        We are required to pay an annual dividend on the ordinary shares if approved by a majority of stockholders at the ordinary meeting that must be held within the time specified by the law in force from time to time. Before dividends may be paid with respect to the results of any year in compliance with Italian law, an amount equal to five percent of our net income for such year must be set aside to the legal reserve until the reserve, including amounts set aside during prior years, is equal to at least one-fifth of the nominal value of our issued share capital. Dividends can only be distributed out of realized profits, resulting from regularly approved financial statements. In cases where losses have reduced the Company's share capital, dividends cannot be distributed until the share capital has been restored or reduced accordingly. See Item 3—"Key Information—Dividends."

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and stockholders may determine. Dividends are usually paid in accordance with the dates set annually by Borsa Italiana S.p.A. Dividends which are not collected within five years from the date on which they become payable are forfeited in favor of the Company. Dividends are paid to those persons who hold the ordinary shares through an intermediary on a dividend payment date declared at the stockholders' meeting. The intermediary, upon request by the stockholder, issues a certified statement of account allowing the stockholder to collect the dividends.

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

Notification of the Acquisition of Shares and Voting Rights

        Pursuant to Italian securities laws and Consob (the Italian securities regulatory authority) implementing regulations thereof, any person acquiring any interest in excess of two percent in the voting shares of a listed company must give notice to Consob and the company whose shares are acquired. Consob may, in order to protect investors and the efficiency and transparency of the capital markets, impose, for a limited period of time, a threshold lower than two percent in the voting shares of a listed company with an elevated current market value and a particularly widely held stock. The voting rights attributable to the shares in respect of which notification has not been made shall not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

        In addition, any person whose aggregate actual shareholding in a listed company exceeds or falls below two percent, five percent, ten percent, 15 percent, 20 percent, 25 percent, 30 percent, 35 percent, 40 percent, 45 percent, 50 percent, 66.6 percent, 75 percent, 90 percent or 95 percent of the listed company's voting share capital is obligated to notify Consob and the listed company whose shares are acquired or disposed of. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party or are suspended, are taken into consideration and, except in certain circumstances, account should also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. Anyone holding financial instruments that, pursuant to a binding agreement, grant the right to acquire voting shares, on the holder's own initiative and through a physical settlement, must notify the Company and Consob if such "potential" holding reaches, exceeds or falls below the following percentage thresholds: 2, 5, 10, 15, 20, 25, 30, 50 and 75. If shares can be acquired as a consequence of the exercise of conversion rights or warrants, such shares are included in the "potential" holding only if the purchase can take place within 60 days. Moreover, any holder of a "potential" holding, or an actual share holding, exceeding 2 percent must notify Consob and the Company whenever such holder also holds financial instruments that, pursuant to a binding agreement, grant the right to sell voting shares, on the holder's own initiative and through a physical settlement, and the underlying shares reach, exceed or fall below the following percentage thresholds: 2, 5, 10, 15, 20, 25, 30, 50 and 75. Notification should be made (except in certain circumstances) within five trading days.

        Disclosure obligations also apply to listed companies whenever they hold, directly or through subsidiaries, their own shares and whenever their holdings exceed or fall below the relevant thresholds.

        Cross ownership between listed companies may not exceed two percent of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed two percent of the voting shares of the listed company and ten percent of the voting shares of the unlisted company. If the relevant threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The two percent limit for cross ownership is increased to five percent on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary stockholders' meeting of each of the two companies. Furthermore, if a party holds an interest in excess of two percent of a listed company's share capital, such listed company or the party which controls the listed company may not purchase an interest above two percent in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain who the later party to exceed the limit is, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any stockholders' resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer to buy or exchange at least 60 percent of the company's shares.

        The validity of any agreement regarding the exercise of the voting rights attached to shares of a listed company or of its parent company is subject to the notification of such agreement to Consob and to the relevant issuer, the publication of a summary of such agreement in the press and the filing of the agreement with the Register of Enterprises within five days of the date of the agreement. These disclosure obligations shall not apply to agreements regarding shareholdings representing less than two percent of the voting shares of the listed company. Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised.

        The agreements subject to the above include those which: (i) regulate the exercise of, or prior consultation for, the exercise of voting rights in a listed company or its controlling company; (ii) contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe for shares; (iii) provide for the purchase of shares or securities mentioned in (ii); (iv) have as their object or effect the exercise (including joint exercise) of a dominant influence over the company; or (v) aim to encourage or frustrate a takeover bid or equity swap, including commitments relating to non-participations in a takeover bid.

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

General Meetings

        Meetings of the stockholders may be held at our executive offices in Italy, in any country in the European Union or in the United States, following publication of notice of the meeting, including the agenda, on the Company's website and, if required by law, in one or more of the following daily newspapers: "Il Sole 24Ore", "Il Corriere della Sera" or "la Repubblica", at least 30 days before the date fixed for the meeting. The notice shall contain a list of the subject matters to be dealt with at the meeting, as well as a description of the procedures to be complied with in order to attend, and vote in, such meeting. Within the same time period, the Board of Directors shall also publish: (i) reports describing the subject matters to be dealt with at the meeting, by making them available both at the Company's registered office and on its website; and (ii) all of the documents that will be submitted to the stockholders during the meeting, the forms that stockholders may use for the appointment of proxies and information about the Company's share capital, by making these materials available on the Company's website.

        Deutsche Bank Trust Company Americas will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a stockholders' meeting received by Deutsche Bank Trust Company Americas. See "—Documents on Display."

        Meetings of stockholders may be either ordinary meetings or extraordinary meetings. Stockholders' meetings may be called by the Board of Directors or the Board of Statutory Auditors. In the case of a listed company in Italy, stockholders' meetings must be promptly convened upon the request of holders representing at least 1/20th of the share capital, provided that the request contains a summary of the matters to be discussed. The Board of Directors may, however, resolve not to convene a meeting if they deem it to be in the Company's interest. In this case, the competent court, on appeal by the stockholders who have asked for such meeting, can order by decree, after having conferred with the Board of Directors and the Board of Statutory Auditors, that such meeting be convened. Stockholders' meetings may not be convened upon the request of stockholders whenever the matter to be dealt with at such meeting requires a proposal, a presentation document or a report by the Board of Directors.

        Holders of ordinary shares are entitled to attend and vote at ordinary and extraordinary stockholders' meetings. Each holder is entitled to cast one vote for each ordinary share held. Votes may be cast personally or by proxy, in accordance with applicable Italian regulation. However, the voting rights of ordinary shares held in breach of applicable law may in some cases not be exercised.

        Ordinary stockholders' meetings must be convened at least once a year to approve the annual financial statements of Luxottica Group S.p.A. Our By-laws provide that the meeting for the approval of the financial statements can be convened within the time specified by the law in force from time to time. The drafts of the statutory financial statements and consolidated financial statements shall be filed and published within 120 days from the end of the fiscal year. Financial statements shall be published and filed at least 21 days before the meeting called to approve them.

        At ordinary stockholders' meetings, stockholders vote upon dividend distributions, if any, appoint the Directors, Statutory Auditors and external auditors, determine their remuneration and vote on business matters submitted by the Directors.

        The quorum required, in person or by proxy, for an ordinary meeting, upon first notice is at least 50 percent of the total number of issued and outstanding ordinary shares, while on second call there is no quorum requirement. Resolutions at ordinary meetings may be adopted, in first and second calls, by a simple majority of ordinary shares represented at such meeting.

        To the extent provided by law, within ten days from the publication of the agenda, stockholders who represent at least 1/40th of the share capital may request a supplement of the agenda, indicating the additional subject matters such stockholders wish to be dealt with at the meeting. Within the same time period, the stockholders requesting the supplement of the agenda shall prepare and deliver to the Board of Directors a report on the additional matters to be discussed.

        Stockholders may present questions with regard to the subject matters listed in the agenda, to which the Company shall reply no later than during the meeting.

        The Board of Directors, composed, in accordance with the By-laws, of not less than five and not more than 15 directors, shall be appointed by the stockholders at the ordinary meeting on the basis of lists presented by stockholders pursuant to the procedures indicated below.

        A list for the appointment of directors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the percentage established by Consob pursuant to article 147ter subparagraph 1 Legislative Decree 58/98. For 2009, the percentage established by Consob for Luxottica was equal to 1 percent. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list. The lists shall set forth not more than fifteen candidates, listed in descending numerical order.

        The lists shall be submitted to the Company at least 25 days before the date of the stockholders' meeting convened to appoint the directors and published by the Company at least 21 days before the date of such meeting.

        The lists shall be signed by the stockholder or stockholders submitting them and presented together with the professional resumes of the candidates and the written statements of the candidates in which they declare that they accept the office and confirm, under their own responsibility, that there are no grounds under any law or regulation for their ineligibility or incompatibility and that they meet any requirements prescribed in the respective lists.

        Pursuant to article 147ter, subparagraph 4, Legislative Decree 58/1998, at least one director, or in the event the Board of Directors is composed of more than seven members, then at least two directors, must fulfill the necessary requirements to be considered "independent" in accordance with article 147ter (hereinafter "147ter Independent Director").

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

        At the end of voting, the candidates from the two lists that have obtained the highest number of votes will be elected, according to the following criteria:

  (a)
  All members of the Board of Directors, up to the number of members of the Board of Directors previously determined by the ordinary meeting less one, will be elected from the list which obtains the most votes (hereinafter, the "Majority List").

  Such candidates will be appointed in the numerical order they appear on the list.

  (b)
  One director shall be the candidate listed first on the list that has obtained the second highest number of votes and who is not related to or affiliated with, directly or indirectly, the stockholders who have presented or voted for the Majority List (hereinafter, the "Minority List"). However, if, for a Board of Directors composed of no more than seven members, a 147ter Independent Director is not elected from the Majority List or, in the event the Board of Directors is composed of more than seven members, only one 147ter Independent Director has been appointed, then the first 147ter Independent Director indicated in the Minority List shall be elected instead of the first candidate indicated in the Minority List.

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

        Pursuant to article 27 of our By-laws a list for the appointment of Statutory Auditors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the one established by Consob pursuant to article 147-ter, subparagraph 1, of legislative decree 58/98. For 2009, the year in which the Board of Statutory Auditors was appointed, the percentage established by Consob for Luxottica was equal to 1 percent.

        The lists shall be filed at the registered office of the Company at least 25 days prior to the stockholders' meeting called for the appointment of the Statutory Auditors and published by the Company at least 21 days before the date of such meeting.

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

        The lists shall also include the following:

  (i)
  information related to the identity of the stockholders who have filed the list, indicating the percentage of their combined shareholding;

  (ii)
  representations of stockholders different from the ones who hold, separately or jointly, a controlling interest or a simple majority interest in the share capital of the Company, stating the lack of affiliation as per section 144 quinquies of the Consob regulations; and

  (iii)
  detailed information on personal and professional qualifications of each candidate as well as a declaration by the candidate confirming the existence of the qualifications required by law, the acceptance of the office together with such candidate's administration and control offices held in other companies.

        In the event that only one list is submitted or only related-party stockholders, as determined by applicable law, submit lists as of the last day provided for the presentation of such lists, it is possible to present a list until the fourth day following such date, or such other time period provided by law. In such case, the above share interest thresholds providing for the presentation of the lists shall be reduced by half.

        A stockholder cannot submit and vote for more than one list, including through third parties or by means of trust companies. Stockholders belonging to the same group and stockholders signing a stockholders' agreement regarding the shares of the listed company shall not present or vote for more than one list including through third parties or by means of trust companies. Each candidate shall present only one list subject to ineligibility.

        The appointment of the statutory auditors shall occur according to the following criteria:

  (i)
  two regular auditors and one alternate auditor shall be taken from the list which has obtained the highest number of votes (hereinafter the "Majority List"), on the basis of the descending numerical order by which the candidates are listed; and

  (ii)
  one regular auditor, who will also be the Chairman of the Board of the Statutory Auditors (hereinafter the "Minority Statutory Auditor"), and one alternate auditor (hereinafter the "Alternate Minority Statutory Auditor") shall be taken from the list which has obtained the second highest number of votes and which shall not be related to or connected with, in any manner, the stockholders who have presented or voted for the Majority List pursuant to applicable law (hereinafter the "Minority List") on the basis of the descending numerical order by which the candidates are listed. In case of an equal number of votes among the lists, the list presented by the stockholders holding the higher shareholding interests at the time of filing, or in second instance, the list presented by the stockholders who owned the higher number of stockholders' interests shall prevail.

        If only one list is submitted, the ordinary meeting shall vote on it and, if the same list obtains the majority of the voting persons, without including those abstaining from voting, all the candidates included in such list shall be appointed. In such case the Chairman of the Board of the Statutory Auditors shall be the first regular statutory auditor.

        Extraordinary meetings of stockholders may be called to vote upon, among other things, proposed amendments to the By-laws, capital increases, mergers, spin-offs, issuance of debentures, appointment of receivers and similar extraordinary actions. Extraordinary stockholders' meetings shall be properly convened when, in the case of the first meeting, stockholders representing at least one-half of our share capital are present at the meeting, and in the case of the second and third (and any subsequent) meetings, stockholders representing, respectively, more than one-third and one-fifth of our share capital are present at the meeting. Resolutions are adopted on first, second and third call of extraordinary stockholders meetings with the affirmative vote of holders of at least two-thirds of the shares represented at the meeting.

        Pursuant to our By-laws, subject to the concurrent competence of the extraordinary meeting of stockholders, the Board of Directors also has the authority over resolutions in connection with mergers and demergers in accordance with Articles 2505 and 2505-bis and 2506-ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be authorized to represent the Company, the reduction of the outstanding capital stock in the event of withdrawal of a stockholder, the amendment of the By-laws to comply with legal requirements, or the transfer of the principal place of business within the national territory.

        The meeting notice period of 30 days is: (i) increased to 40 days for meetings convened to appoint directors and Statutory Auditors; and (ii) reduced to, respectively, 21 days for meetings convened to resolve upon the Company's dissolution or upon the resolutions following a reduction of the Company's share capital below the mandatory minimum threshold provided by law, and 15 days for meetings convened pending a public tender offer launched with respect to our ordinary shares. The notice may specify a date for a second meeting in the event that a quorum is not obtained at the first meeting. Notice of any subsequent meeting that must be held within 30 days from the previously adjourned meeting, must be published at least eight days prior to the date of the meeting. In addition, a meeting will be deemed duly convened if stockholders representing 100 percent of Luxottica Group S.p.A.'s share capital, together with a majority of the members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting.

        The right to attend, and to vote in, a meeting is certified by a statement issued by the intermediary where the relevant stockholder holds the account to which the Company's shares are registered. The above-mentioned rights may be exercised by those holding Luxottica Group S.p.A. shares at the end of the seventh business day preceding the date of the meeting. The intermediary's statement shall be delivered to the Company within three business days prior to the date of the meeting.

        The Company updates the stockholders' register on the basis of the statements sent by the intermediaries, within 30 days from their receipt. Information contained in the stockholders' register shall be made available to all stockholders upon their request.

        Stockholders may appoint proxies. A proxy may also be granted by electronic means, in accordance with the requirements set forth in the Set of Rules of the Ministry of Justice. Electronic notice of the proxy may be given, pursuant to the procedure set forth in the call notice, either by using a specific section of the Company's website, or, if contemplated in the call notice, by sending the document to the certified electronic mail address of the Company. If the representatives deliver or send a copy of the proxy they shall certify under their responsibility the identity of the proxy and that the proxy conforms to the original.

        Proxies may be appointed even though they have a conflict of interest, provided that they have informed the stockholder about such conflict of interest and have received specific instructions on the votes to be exercised for each subject matter in the agenda.

        Proxies who do not have a conflict of interest may express votes that are inconsistent with the instructions received by the relevant stockholder if, and only if, new and relevant circumstances arise during the meeting and it is reasonable to believe that the stockholder would have changed its mind in light of said circumstances. In this case, proxies must declare that they are expressing votes that are inconsistent with the instructions received and explain the reasons for doing so.

        Unless the By-laws specifically provide otherwise, the Company shall indicate in the notice of the meeting an individual to whom stockholders may grant proxies for one or more of the subject matters listed in the agenda.

        If the solicitation is addressed to more than 200 stockholders and concerns specific voting proposals or contains recommendations or other declarations that might influence the exercise of voting rights, it is subject to the provisions of legislative decree n. 58/98; in particular, the stockholder(s) making the solicitation shall publish a prospectus and a proxy form.

        Proxies may be collected by a stockholders' association provided that such association has been formed by certified private agreement, does not carry out business activities and is made up of at least 50 individuals each of whom owns no more than 0.1 percent of our voting capital.

        Proxies may be revoked and can be appointed only for a single stockholders' meeting already convened. Proxies can be appointed also for a single subject matter listed in the agenda or with regard to a single voting proposal in the case of a solicitation.

        Our By-laws do not contain any limitations on the voting rights in respect of ordinary shares held by any stockholder. Resolutions adopted at a stockholders' meeting are binding on all stockholders. However, each absent, dissenting or abstaining stockholder (as well as any Director or Statutory Auditor) has the right, under Italian law, to ask a court to annul resolutions taken in violation of applicable laws or the By-laws. In addition, in a limited number of cases (including the merger of a listed company with, and its incorporation into, an unlisted company) applicable law grants dissenting and absent stockholders the right to obtain the redemption of their shares by the issuer at the average market price of the shares during the previous six-month period. A redemption can be effected either by utilizing the available reserves of the issuer (in which case the shares may be held and registered in the name of the issuer) or alternatively by a reduction of share capital of the issuer.

        Within five days from each stockholders' meeting, a brief report on the votes expressed at the meeting shall be published on the Company's website. Within 30 days from each stockholders' meeting, the minutes of such meeting shall be made available on the Company's website.

Option Rights

        Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such option rights are waived or limited by a stockholders' resolution adopted by the affirmative vote of holders of more than 50 percent of the ordinary shares and such waiver or limitation is in the interest of Luxottica Group S.p.A. Particular Italian regulations set forth the procedures to be followed by Italian listed companies in such circumstances.

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

        Pursuant to Italian law, such option rights may be excluded in certain other cases, including contributions in kind.

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

Purchase of Shares by Luxottica Group S.p.A.

        We and our subsidiaries may purchase up to an aggregate of 1/5th of our ordinary shares, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by stockholders. Shares may only be purchased out of profits available for dividends and distributable reserves as appearing in the latest stockholder-approved unconsolidated financial statements. Further, we may only repurchase fully paid shares. As long as such shares are owned by us, they would not be entitled to dividends nor to subscribe for new ordinary shares in the case of capital increases, and their voting rights would be suspended. A corresponding reserve must be created in our balance sheet which is not available for distribution.

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

        See Item 16E—"Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

Minority Stockholders' Rights

        An absent or dissenting stockholder (representing 1/1000th of the share capital of the Company) may, within three months, ask a court to annul stockholders' resolutions taken in violation of applicable laws or our By-laws. Any stockholder may bring to the attention of the Board of Statutory Auditors facts or acts which are deemed wrongful. If the stockholder (or stockholders) that have submitted the complaint to the Board of Statutory Auditors represent more than 1/50th of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the stockholders' meeting.

        Stockholders representing more than 1/20th of our share capital have the right to report major irregularities to the relevant court. In addition, stockholders representing at least 1/40th of our share capital may initiate a liability suit against the directors, Statutory Auditors and general managers of Luxottica Group S.p.A. We may waive or settle the suit only if less than five percent of the stockholders vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and (i) the court does not award such costs against the relevant directors, Statutory Auditors or general managers, or (ii) such costs cannot be recovered from such directors, Statutory Auditors or general managers. In compliance with decree n. 58/98, our By-laws give minority stockholders the right to appoint directors and one Statutory Auditor as chairman and one Alternate Auditor to the Board of Statutory Auditors. See Item 6—"Directors, Senior Management and Employees—Directors and Senior Management."

Italian Tender Offer Rules

        Under legislative decree n. 58/98, a public tender offer is required to be launched by any person that through share purchases holds more than 30 percent of the voting stock of an Italian listed company. The public tender offer must cover the whole voting stock of the company. Similarly, under Consob rules, a public tender for the entire voting stock of a listed company must be made by any person owning more than a 30 percent interest in the voting securities of a company (but does not exercise majority voting rights at an ordinary stockholders' meeting) and purchases or acquires, directly or indirectly, also through the exercise of subscription or conversion rights, during a 12-month period more than five percent of the ordinary capital with voting rights. For the purpose of calculating the 30 and 5 percent thresholds, the following are taken into account: (i) shares directly or indirectly purchased; and (ii) in certain cases, derivative instruments (either physically or cash settled) whose underlying shares are part of the voting stock of an Italian listed company.

        The offer must be launched within 20 days from the date on which the relevant threshold was exceeded, and must be made at a price for each class of securities at least equal to the highest price paid by the offeror, and/or by parties acting in concert with the offeror, for the purchase of the relevant class of the target company's securities over a 12-month period preceding the announcement of the compulsory bid. If no purchases for value of the relevant class of securities have been made in the relevant period, the offer price will be equal to the weighted average market price of the target securities over the previous 12 months (or, if a market price for the relevant class of securities has not been available for the whole of this period, over such shorter period for which a market price has been available). In a case where the relevant thresholds are reached through derivative instruments, the reference price of the underlying shares and any consideration paid by the holder shall be taken into account in calculating the offer price.

        Consob regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others: (i) when another person or persons jointly hold the majority of voting rights that can be exercised at the general meeting; and (ii) when the relevant thresholds are reached as a result of the recapitalization of a company that is in a situation of financial crisis or as a result of the exercise of options, or conversion or subscription rights.

        Article 107 of the legislative decree further provides that the acquisition of an interest above 30 percent of the voting stock of a company does not trigger the obligation to launch a 100 percent tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60 percent or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the stockholders of the company (excluding, for the purpose of calculating such majority, the offeror or any stockholder that holds an absolute or relative majority shareholding exceeding ten percent as well as persons acting in concert with the offeror), (ii) if the offeror (including the persons acting in concert with the offeror) has not acquired more than one percent of the voting stock of the company in the preceding 12 months and during the offer period and (iii) upon receipt of an exemption granted by Consob provided that the terms of (i) and (ii) above are met.

        "Persons acting in concert" with the offeror shall mean any person cooperating with another on the basis of a specific or tacit agreement, verbal or in writing, regardless of whether such agreement is invalid or without effect, for the purpose of acquiring, maintaining or strengthening control over the issuer or to defend against a public tender offer (including, in any case, the offeror's subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a stockholders' agreement, the offeror's directors, members of the management board, or supervisory board or general managers). Consob has further identified cases in which the "action in concert" is presumed, although rebuttal is possible (for example, in the case of a person and his or her relatives), as well as cases not amounting per se to an "action in concert" (such as, for example, the agreement between shareholders for the submission of a slate to appoint minority directors).

        After the offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100 percent of the voting stock if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than one percent of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90 percent or more of the voting stock of a company must grant to all other stockholders the right to sell off their remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of three months. Moreover, any person who, following a tender offer for 100 percent of the voting stock, purchases more than 95 percent of the voting stock: (i) must grant to all other stockholders the right to sell their voting shares; or (ii) alternatively, and provided that it has stated its intention to do so in the offering documentation, is entitled to acquire all remaining voting shares of the company (squeeze-out) within three months following the conclusion of the tender offer.

        Shares held in breach of the obligations to launch a mandatory tender offer cannot be voted and must be sold within 12 months.

Derivative Suits

        Under Italian law, action against members of the Board of Directors, members of the Board of Statutory Auditors and General Managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of stockholders. In respect of listed companies, Italian law provides for a form of stockholders' action against members of the Board of Directors, which may be brought by holders of at least 1/40th of the outstanding shares. We are allowed not to commence, or to settle, the suit provided that stockholders representing at least five percent of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and (i) the court does not award these costs as part of the judgment against the relevant directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such directors, Statutory Auditors or general managers. In addition, Italian law permits a stockholder acting alone to bring an action against members of the Board of Directors in the event that such stockholder has suffered damages directly related to negligence or willful misconduct.

No Limitation of Ownership

        Neither Italian law nor any of our constituent documents impose any limitations on the right of non-resident or foreign stockholders to hold or exercise voting rights on our ordinary shares or the ADSs.

Description of American Depositary Receipts

        The following is a summary of certain provisions of the Amended and Restated Deposit Agreement (the "Deposit Agreement"), dated as of March 30, 2006, among Deutsche Bank Trust Company Americas, as depositary, the owners and holders from time to time of ADRs issued thereunder and us.

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

        ADRs are issued by Deutsche Bank Trust Company Americas. Each ADR evidences an ownership interest in a number of American Depositary Shares, each of which represents one ordinary share deposited with Deutsche Bank Milan, as custodian under the Deposit Agreement. Each ADR will also represent securities, cash or other property deposited with Deutsche Bank Trust Company Americas but not distributed to ADR holders. Deutsche Bank Trust Company Americas' Corporate Trust Office is located at 60 Wall Street, New York, New York 10005, and its principal executive office is located at 60 Wall Street, New York, New York 10005.

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

Rights to Receive Additional Shares

        If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, Deutsche Bank Trust Company Americas may make these rights available to ADR holders. We must first instruct Deutsche Bank Trust Company Americas to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, or if Deutsche Bank Trust Company Americas determines in its reasonable discretion that it is not lawful and feasible to make such rights available to all or certain owners, Deutsche Bank Trust Company Americas may sell the rights and allocate the net proceeds to holders' accounts. Deutsche Bank Trust Company Americas may allow rights that are not distributed or sold to lapse. In that case, ADR holders will receive no value for them.

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

Material Contracts

        The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since April 30, 2009 and, as of the date of this annual report, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us.

This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this annual report.

Contracts Relating to the Company's Indebtedness

        For a discussion of our material credit agreements and financings entered into or amended since April 30, 2009, see "—Our Credit Facilities—The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps," "—Our Credit Facilities—The Euro 300 Million Club Deal," "—Our Other Debt Financings—The U.S. $175 Million Senior Unsecured Guaranteed Notes of U.S. Holdings," "—Our Other Debt Financings—The Euro 100 Million Senior Unsecured Guaranteed Notes," and "—Our Other Debt Financings—The Euro 500 Million Senior Unsecured Guaranteed Notes" in Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness."

Italian Exchange Controls

        The following is a summary of relevant Italian laws in force as of the date of this annual report but does not purport to be a comprehensive description of all exchange control considerations that may be relevant.

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

        Regulations concerning updated reporting, record-keeping and restrictions on the use of, among other things, cash and bearer instruments are to be found in Legislative Decree No. 231 dated November 21, 2007, as amended and supplemented from time to time ("Decree 231/2007"), which implemented in Italy the Anti-Money Laundering Directives Nos. 2005/60/CE and 2006/70 CE.

        Article 49 of the Decree 231/2007 provides that the transfer of cash, bearer bank or postal passbooks and bearer instruments in Euro or foreign currency, effected for any reason between different parties (resident or non-resident) (a "Transfer"), is forbidden when the total amount is equal to or greater than Euro 5,000. A Transfer is also forbidden when carried out through multiple payments—each lower than the Euro 5,000 threshold—that appear designed to circumvent such prohibition. A Transfer may only be executed through banks, electronic money institutions and "Poste Italiane S.p.A." (Italian Mail) (collectively, the "Authorized Operators"). Within 30 days of their knowledge, the Authorized Operators must promptly notify the Ministry of Finance of any breach of the provisions set out in Art. 49 of Decree 231/2007.

        In addition, when the total amount of a Transfer is equal to or greater than Euro 15,000, the Authorized Operators are required to: (i) duly identify the customer and the beneficial owner (if any) on the basis of documents, data or information deriving from an independent and reliable source; (ii) set up a "Data Processing Archive" ("Archivio Unico Informatico") which contains a copy of any document required for the customer's and beneficial owner's identification; (iii) notify the Financial Intelligence Unit ("Unità di Informazione Finanziaria") of the Bank of Italy of any suspicious operation, where possible, before carrying out the Transfer; and (iv) keep record of the information under point (i) above for ten years following the Transfer. The breach of such provisions under Decree 231/2007 may trigger criminal and administrative sanctions: criminal sanctions are imposed for offenses such as breach of customer identification obligations and recording duties and breach of the requirement to disclose the fact that a suspicious transaction was reported; administrative sanctions are imposed for offenses such as failure to set up the Data Processing Archive and to report the suspicious transactions to the Financial Intelligence Unit.

        The Financial Intelligence Unit keeps records of all reports (including those without merit), for ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

        Individuals, non-profit entities and certain partnerships that are resident in Italy for tax purposes are required to disclose on their annual tax declarations all investments held outside Italy and foreign financial assets held at the end of a taxable period through which foreign source income taxable in Italy may be derived as well as the total amount of transfers effected during a taxable period to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period such persons no longer owned such foreign investments or financial assets. No such disclosure is required if the total value of the foreign investments and financial assets held at the end of a taxable period and the total amount of the related transfers effected during the taxable period are not greater than Euro 10,000 in the aggregate. In addition, no such disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporations and commercial partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

        This discussion is based on the tax laws of Italy and of the United States, including the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the currently applicable Convention Between the United States of America and Italy for the Avoidance of Double Taxation with respect to Taxes on Income and the Prevention of Fraud or Fiscal Evasion and Protocol Between the United States and Italy (collectively, the "Treaty") and the Convention Between the United States of America and the Italian Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates and Inheritances (the "Estate Tax Convention"). These laws are subject to change, possibly on a retroactive basis that could affect the tax consequences described below. The Treaty was signed on August 25, 1999, ratified by Italy pursuant to Law 3 March 2009, No. 20, and entered into force on December 16, 2009, replacing the then-applicable tax treaty and protocol between the United States and Italy (collectively, the "Old Treaty"). The Treaty includes an anti-abuse provision and a provision limiting treaty benefits to individuals, qualified governmental entities, companies that are publicly traded or that satisfy certain share ownership requirements, certain pension plans and other tax-exempt entities, and certain other persons meeting prescribed anti-treaty shopping requirements.

        The Treaty also clarifies the availability of treaty benefits to entities that are treated as fiscally transparent under United States or Italian law.

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

        For purposes of the Old Treaty, the Treaty, the Estate Tax Convention and the Code, U.S. holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to Italian tax or United States federal income tax.

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

        The Italian budget bill for 2008, enacted on December 24, 2007 under Law No. 244, provides for the application of a reduced 1.375 percent withholding tax or substitute tax on dividends paid by an Italian corporation out of profits accrued from January 1, 2008 (for entities ending their tax year on December 31) to non-resident beneficiary entities (i) subject to corporate taxation and (ii) resident in an EU Member State or in other states (excluding the United States) which adhere to the "Accordo sullo spazio economico europeo," which are included in an ad hoc "white list" still to be released with a proper decree. Provisional disposals provide that, in the meantime, reference is to be made to the Decree dated September 4, 1996, which reports the list of countries allowing an adequate exchange of information with the Italian tax authority.

        The currently applicable Italian domestic legislation provides for the application of a reduced 11 percent withholding tax or substitute tax on dividends paid starting from July 29, 2009 by an Italian corporation to non-Italian resident pension funds established in an EU Member State or in other countries (excluding the United States) which adhere to the "Accordo sullo Spazio Economico Europeo," which are included in the above-mentioned "white list" of countries allowing an adequate exchange of information with the Italian tax authority.

        Under Italian law, in general, shares of Italian companies listed on the Milan Stock Exchange have to be registered in the centralized deposit system managed by Monte Titoli. Dividends paid on shares held in the Monte Titoli system (including our shares and our ADSs) to non-Italian beneficial owners without a permanent establishment in Italy to which the shares (or ADSs) are effectively connected are subject to a substitute tax on the same conditions and at the same rate as the withholding tax mentioned above, but which may be reduced under an applicable double-taxation treaty. This substitute tax will be levied by the Italian authorized intermediary that participates in the Monte Titoli system and with which the securities are deposited, as well as by non-Italian authorized intermediaries participating in the Monte Titoli system (directly or through a non-Italian centralized deposit system participating in the Monte Titoli system), through a fiscal representative to be appointed in Italy.

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

        Tax on Capital Gains.    Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non-Italian resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected may be subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADSs and/or rights) disposed of is "qualified" or "non-qualified." The disposal of a "qualified" shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a stockholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than five percent of the share capital or two percent of the shares with voting rights at an ordinary stockholders' meeting of the corporation and (ii) in any twelve-month period following the date the ownership test under (i) is met, such stockholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non-Italian resident stockholders upon disposal of a "non-qualified" shareholding, are in principle subject in Italy to a capital gain tax ("CGT") at 12.5 percent. However, an exemption from CGT is provided for gains realized by non-Italian resident stockholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of "non-qualified" shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non-Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration that they are not resident in Italy for tax purposes, in order to benefit from this exemption, in the case that the "risparmio amministrato" (non-discretionary investment portfolio) or "risparmio gestito" (discretionary investment portfolio) regime, respectively, provided for by arts. 6 and 7 of Italian Legislative Decree 21 November 1997, No. 461 applies to them. Upon disposal of a

"qualified" shareholding, non-Italian resident stockholders are in principle subject to Italian ordinary taxation on 49.72 percent of the capital gain realized starting from January 1, 2009.

        The above is subject to any provisions of an applicable income tax treaty entered into by the Republic of Italy, if the income tax treaty provisions are more favorable. The majority of double tax treaties entered into by Italy, in accordance with the OECD Model tax convention, provide that capital gains realized from the disposition of Italian securities are subject to taxation only in the country of residence of the seller. Therefore, the capital gains realized by a non-Italian resident entitled to the benefits of a treaty entered into by Italy in accordance with the OECD Model in respect of taxation of capital gains from the disposition of Italian securities will not be subject to Italian taxation, regardless of whether the shareholding disposed of is qualified or non-qualified. Non-Italian residents who dispose of shares or ADSs may be required to timely provide appropriate documentation establishing that the conditions of non-taxability of capital gains realized pursuant to the applicable income tax treaties have been satisfied (including a certificate of tax residence issued by the competent foreign tax authorities), in the case that the "risparmio amministrato" (non-discretionary investment portfolio) or "risparmio gestito" (discretionary investment portfolio) regime, respectively, provided for by arts. 6 and 7 of Italian Legislative Decree 21 November 1997, No. 461 applies to them.

        Under the Old Treaty and the Treaty, a person who is considered a U.S. resident for purposes of the Old Treaty and the Treaty and is fully entitled to benefits under the Old Treaty and the Treaty will not incur Italian capital gains tax on disposal of ordinary shares or ADSs, unless the ordinary shares or ADSs form part of a business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. In order to benefit from this exemption, U.S. residents who sell ordinary shares or ADSs may be required to timely produce appropriate documentation establishing that the above-mentioned conditions for non-taxability of capital gains under the Old Treaty and the Treaty have been satisfied (including a certificate of tax residence issued by the competent U.S. tax authorities).

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

  (ii)
  at a rate of 6 percent, in the case of transfers made to relatives within the fourth degree or relatives-in-law within the third degree (in the case of transfers to brothers or sisters, the 6 percent rate is applicable only on the portion of the global net value of the transferred assets (including ordinary shares and ADSs), if any, exceeding, for each beneficiary, Euro 100,000); and

  (iii)
  subject to certain exceptions, at a rate of 8 percent, in any other case.

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

        Subject to certain generally applicable limitations, the Italian withholding or substitute tax imposed on dividends in accordance with the Old Treaty or the New Treaty and paid over to Italy will be creditable against a U.S. holder's United States federal income tax liability. To the extent a refund of the tax withheld is available to the U.S. holder under Italian law or under the Old Treaty or the New Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder's United States federal income tax liability. See "—Italian Tax Law—Withholding or Substitute Tax on Dividends" for the procedures for obtaining a tax refund.

        Dividends paid by foreign corporations generally constitute income from sources outside the United States, but generally will be "passive income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of a foreign tax credit for Italian withholding taxes imposed on dividends paid on ordinary shares or ADSs.

        Certain dividends received by non-corporate U.S. holders in taxable years beginning before January 1, 2013 in respect of ordinary shares or ADSs will be taxed at the rate applicable to long-term capital gains (generally at a maximum income tax rate of 15 percent) if the dividends are "qualified dividends." This reduced income tax rate is only applicable to dividends paid by U.S. corporations and "qualified foreign corporations" and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate stockholder such as an individual) for a minimum holding period (generally, more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a "qualified foreign corporation" and that dividends paid by us to individual U.S. holders of ordinary shares or ADSs held for the minimum holding period should thus be eligible for the reduced income tax rate. See "—Passive Foreign Investment Company Considerations" for a discussion of certain restrictions on "qualified foreign corporation" status. Non-corporate U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

        Taxation of Capital Gains.    If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs and such shares constitute a capital asset in the hands of the U.S. holder, such holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. The deductibility of capital losses is subject to limitations. Capital gain of a non-corporate U.S. holder, recognized in taxable years which begin before January 1, 2013, is generally taxed at a maximum rate of 15 percent for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

        Passive Foreign Investment Company Considerations.    A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75 percent of its gross income is "passive income," or (b) the average percentage of the gross value of its assets that produce "passive income" or are held for the production of passive income is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special "look-through" rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 percent interest. Where the "look-through" rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25 percent-owned subsidiary as well as dividends and interest received from such a 25 percent-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2010. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in "—Taxation of Dividends"), and our dividends would not be eligible for the reduced 15 percent U.S. income tax rate.

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

        After December 31, 2012, the backup withholding rate will increase to 31 percent under the sunset provisions of currently applicable U.S. tax law.

        Persons who are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY.

        The payment of proceeds from the sale of ordinary shares or ADSs to or through a U.S. office of a broker is also subject to these United States backup withholding and information reporting rules unless the seller certifies, under penalties of perjury, that such seller is a non-U.S. person (or otherwise establishes an exemption). Special rules apply where ordinary shares or ADSs are sold through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid outside the United States.

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

        We furnish Deutsche Bank Trust Company Americas, as depositary with respect to the ADSs, in English, all notices of stockholders' meetings and other reports and communications that are made generally available to our stockholders. To the extent permitted by law, Deutsche Bank Trust Company Americas makes such notices, reports and communications available to holders of ADSs in such manner as we request and mails to holders of ADSs a notice containing the information (or a summary thereof in a form provided by us) contained in any notice of a stockholders' meeting received by Deutsche Bank Trust Company Americas. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

        At December 31, 2010 and 2009, our interest rate sensitivity was limited to the amount of our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities.

        Included in this amount are:

  •
  Tranche B and Tranche C borrowings on our subsequently amended credit facility with a group of banks, of Euro 1,130 million and U.S. $325 million (of which Euro 0 million and Euro 525 million were borrowed under Tranche C as of December 31, 2010 and 2009, respectively, and U.S. $325 million was borrowed under Tranche B as of each of December 31, 2010 and 2009). However, in 2007, we entered into interest rate swaps to effectively hedge the floating rate to a fixed rate for Tranche B. As of December 31, 2010, this credit facility bore interest at EURIBOR on Euro-denominated loans and LIBOR on U.S. $-denominated loans, plus a margin between 0.20 and 0.40 percent based on the Net Debt/EBITDA ratio as defined in the agreement.

  •
  Our Euro 150 million credit facility, of which Euro 0 million was borrowed as of December 31, 2010. This credit facility accrues interest at EURIBOR plus 1.90 percent.

  •
  Our Euro 250 million credit facility (of which Euro 250.0 million was borrowed as of December 31, 2010). This credit facility accrues interest at EURIBOR plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.531 percent as of December 31, 2010). In 2009, we entered into interest rate swaps for a notional amount of Euro 250.0 million that effectively hedge the floating rate to a fixed rate for this credit facility.

  •
  Our Tranche D U.S. $1.0 billion credit facility, of which U.S $700 million was borrowed as of December 31, 2010 (U.S. $950 million in 2009). This credit facility accrues interest at LIBOR plus a margin between 0.20 and 0.40 percent based on the Net Debt/EBITDA ratio as defined in the agreement (0.589 percent as of December 31, 2010). In 2008 and 2009 we entered into interest rate swaps for a notional amount of U.S. $700 million that effectively hedge the floating rate to a fixed rate for a portion of Tranche D.

  •
  Our Euro 300 million Term Facility Agreement with Mediobanca, which expires on November 30, 2014. This credit facility accrues interest at EURIBOR plus a margin between 1.00 percent and 2.75 percent, as defined in the amendment to the agreement (2.308 percent as of December 31, 2010). As of December 31, 2010, Euro 300.0 million was borrowed under this credit facility.

  •
  Our short-term bridge loan facility, as amended on April 29, 2008 and November 27, 2009, for an aggregate principal amount of U.S. $75 million, which originally had a final maturity date of November 30, 2011. Interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. U.S. Holdings prepaid U.S. $25 million on September 8, 2010 and the remaining U.S. $50 million on October 12, 2010. As of December 31, 2010, this credit facility had been repaid in full.

        The effect of a ten percent change in interest rates (upward or downward) at December 31, 2010 and 2009, would not have had a material effect on our future annual pretax earnings and cash flows, based on our expected future pretax earning and cash flows with an interest rate adjustment of ten percent above and below the rates in effect as of December 31, 2010 and 2009. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S. $-denominated activities, we used an exchange rate of Euro 1.00 = U.S. $1.45 as of both December 31, 2010 and December 31, 2009.

        We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have 45 interest rate derivatives outstanding as of December 31, 2010, as follows:

  •
  During the third quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities—The Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps." The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

  •
  During the third quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Tranche E of the credit facility discussed above. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities—The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps." The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

  •
  During the fourth quarter of 2008 and the first quarter of 2009, we entered into fourteen interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks, which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011 ("Tranche D Swaps"). These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Tranche D of the credit facility discussed above. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities—The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps." The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum.

  •
  In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. The Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facility—The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps."

Foreign Exchange Sensitivity

        Our manufacturing subsidiaries are mainly located in Italy and our sales and distribution facilities are maintained worldwide. With the acquisition of Oakley, we also now have manufacturing facilities in the United States that will be distributing their products worldwide. As such, we are vulnerable to foreign currency exchange rate fluctuations in two principal areas:

  1.
  We incur most of our manufacturing costs in Euro or Chinese Yuan and we receive a significant portion of our revenues in other currencies (which we refer to as Economic Risk); and

  2.
  Differences between the functional currency of certain subsidiaries and the Euro as the reporting currency (which we refer to as Translation Risk).

        Economic Risk.    A strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products manufactured in Italy and/or reduce our gross margins. However, our Oakley manufacturing facilities in the United States offset the reduced margins of our Italy-manufactured products, the costs of which are in Euro, as we expand Oakley's sales in Euro-denominated countries. We expect that the weakening of the Euro will have the reverse effect. In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

        IAS 39 requires that all derivatives, whether designated as a hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income in the consolidated statement of shareholders' equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as a hedge, changes in fair value are recognized in operations.

        From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2010, we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 180 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

        Translation Risk.    A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2010 and 2009, and is not meant to be a tabular disclosure of market risk:

	U.S. Dollars
2010		Euro	Other	Total

Revenues	59.1%	18.3%	22.6%	100.0%
Costs and Operating expenses	57.0%	24.9%	18.1%	100.0%

2009	U.S. Dollars	Euro	Other	Total

Revenues	59.5%	18.6%	21.9%	100.0%
Costs and Operating expenses	58.3%	25.3%	16.4%	100.0%

        Because a large portion of our revenues and expenses are denominated in U.S. dollars, translation risk resulting from fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a ten percent weakening of the U.S. dollar against the Euro as compared to the actual 2010 and 2009 average exchange rate between the U.S. dollar and Euro would have been a decrease in income before taxes of Euro 39.9 million and of Euro 30.1 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Persons depositing shares in our deposit facility with Deutsche Bank Trust Company Americas are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited shares. Persons depositing shares also may be charged for the following expenses:

        1.     Expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar and/or performing due diligence on the central securities depository for Italy: an annual fee of U.S. $1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to the Company's prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

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

        Since January 1, 2010, we received the following direct and indirect payments from Deutsche Bank Trust Company Americas in the aggregate amount of $95,633 for expenses relating to the ADR program, including:

  1.
  NYSE listing fees in relation to the listing of the ADRs;

  2.
  Production of investor targeting, peer analysis and stockholder identification reports;

  3.
  Costs of retaining third-party public relations, investor relations and/or corporate communications advisory firms in the United States; and

  4.
  Mailing of proxy materials for meetings of stockholders.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based upon that evaluation, our principal executive officer and our principal financial officer have concluded that the design and operation of our disclosure controls and procedures provide reasonable assurance that, as of December 31, 2010, the disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

        As required by the SEC rules and regulations for the implementation of Section 404 of the Sarbanes-Oxley Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with IFRS.

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

        Our independent registered public accounting firm has audited and issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2010, which appears in Item 18 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

        During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that a member of our Board of Statutory Auditors, Alberto Giussani, qualifies as an "audit committee financial expert," as defined in the SEC rules, and is "independent," as defined in such rules. The Board of Statutory Auditors has been designated by our Board of Directors as the appropriate body to act as our "Audit Committee," as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. See Item 16G—"Corporate Governance—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange—Board Committees."

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

        In accordance with Italian law, we adopted a Procedure for Handling Privileged Information, updated in March 2008, in order to ensure that material non-public information is promptly and adequately disclosed to the public and in compliance with the fundamental principles of transparency and truthfulness. We also adopted an Internal Dealing Procedure in order to comply with certain regulatory amendments. The procedure, updated in March 2008, governs the disclosure obligations and the limitations concerning transactions carried out on shares and other financial instruments by a "significant" person (including directors, the main stockholders of the company and the persons closely related to them).

ITEM 16C.    Principal Accountant Fees and Services

        Deloitte & Touche S.p.A. ("Deloitte & Touche") was engaged as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2010 and 2009. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting tasks for us around the world. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Board of Statutory Auditors, all audit services for the annual audit of Luxottica Group S.p.A.'s own financial statements and for the audit of the consolidated financial statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost.

        The following table sets forth the aggregate fees paid by the Company to Deloitte & Touche for 2010 and 2009:

Thousands of Euro	2010 Fees	2009 Fees

Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	5,238	5,079
Audit related fees (including benefit plan audits and acquisition due diligence)	272	148
Tax fees (including compliance and planning)	43	36
All other fees	—	63

Total fees	5,553	5,326

        Our Board of Statutory Auditors has approved all of the audit and non-audit fees of Deloitte & Touche for the year 2010 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50 percent.

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

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        During 2010, the Company purchased 3,358,300 ordinary shares on the MTA at an average price of Euro 19.85 per share for an aggregate amount of Euro 66,650,435.

        On October 29, 2009, our stockholders approved a program authorizing the repurchase and disposal of up to a maximum of 18,500,000 Luxottica Group ordinary shares during the 18 months following such date or, if earlier, the date of approval of the 2010 financial statements, for a maximum cost of up to Euro 370,000,000.

        In parallel with our purchases of shares under that program, our subsidiary, Arnette Optic Illusions, Inc., has sold on the MTA Luxottica ordinary shares that it owns. In 2010, Arnette sold on the MTA an aggregate of 3,669,962 ordinary shares, at an average price of Euro 20.12, for an aggregate amount of Euro 73,823,196.

        The maximum and minimum price of the share repurchases under both buyback programs is equal to the market price of our ordinary shares on the MTA on the day preceding the relevant purchase, increased or decreased by 10 percent, respectively. The repurchases of ordinary shares have been and will continue to be carried out in compliance with provisions set forth in article 2357 of the Italian Civil

Code within the limits of retained earnings and available reserves as recorded in our financial statements.

Luxottica Group S.p.A. Purchases of our Ordinary Shares by Month	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (in Euro)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Ordinary Shares that Remain Subject to Repurchase (at the End of the Period)(1)

January 1, 2010 to January 31, 2010	262,000	18.58	262,000	16,125,846
February 1, 2010 to February 28, 2010	—	Not applicable	—	16,125,846
March 1, 2010 to March 31, 2010	284,712	19.01	284,712	15,841,134
April 1, 2010 to April 30, 2010	—	Not applicable	—	15,841,134
May 1, 2010 to May 31, 2010	490,000	20.26	490,000	15,351,134
June 1, 2010 to June 30, 2010	435,000	20.43	435,000	14,916,134
July 1, 2010 to July 31, 2010	460,000	19.49	460,000	14,456,134
August 1, 2010 to August 31, 2010	125,000	18.99	125,000	14,331,134
September 1, 2010 to September 30, 2010	577,014	19.46	577,014	13,754,120
October 1, 2010 to October 31, 2010	150,000	19.69	150,000	13,604,120
November 1, 2010 to November 30, 2010	430,000	20.69	430,000	13,174,120
December 1, 2010 to December 31, 2010	144,574	21.69	144,574	13,029,546
January 1, 2011 to January 31, 2011	285,000	22.67	285,000	12,744,546
February 1, 2011 to February 28, 2011	178,680	22.09	178,680	12,565,916

(1)
Shares purchased under the 2009 buyback program are also subject to a maximum cost of Euro 370 million.

ITEM 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

ITEM 16G.    Corporate Governance

Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange

  Overview

        On November 4, 2003, the New York Stock Exchange (the "NYSE") established new corporate governance rules for listed companies. Under these NYSE rules, we are permitted, as a listed foreign private issuer, to adhere to the corporate governance standards of our home country in lieu of certain NYSE corporate governance rules, so long as we disclose the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the NYSE listing standards.

        Our corporate governance practices are governed principally by the Italian Code of Corporate Governance, issued by Borsa Italiana in March 2006 (the "Code of Corporate Governance"), and generally by the rules and regulations of Commissione Nazionale per le Società e la Borsa, or Consob for Italian companies (collectively, the "Italian Corporate Governance Policies"). Under these Italian Corporate Governance Policies, we are permitted not to comply with certain rules and regulations, as long as we disclose the reason for non-compliance.

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

        The Italian Corporate Governance Policies recommend that an "adequate number" of non-executive and independent directors serve on the board of directors of an Italian company, but do not require the board of directors to consist of a majority of independent directors. Italian law requires that at least one director or, in the event the board of directors is composed of more than seven members, at least two directors must fulfill the requirements to be independent.

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

        Based on standards under the Italian Corporate Governance Policies, our Board of Directors has determined that, among its 15 members, 7 directors are independent: Messrs. Abravanel, Cattaneo, Costamagna, Lo Bello, Mangiagalli, Mion and Reboa. This number of independent directors complies with the "adequate number" of non-management directors recommended by the Italian Corporate Governance Policies. During 2010, our lead independent director, Ivanhoe Lo Bello, convened one meeting of the independent directors.

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

        Italian law requires companies to appoint a Board of Statutory Auditors. The Board of Directors has designated the Board of Statutory Auditors as the appropriate body to act as the "Audit Committee," as defined in the Sarbanes-Oxley Act, SEC regulations and the NYSE listing standards. It operates in accordance with Italian law, the Company's By-laws and the "Regulations Governing the Duties of the Board of Statutory Auditors in accordance with U.S. Audit Committee Requirements." The Board of Statutory Auditors has acted as the Audit Committee since the annual meeting of stockholders on June 14, 2006. Additional information regarding our Board of Statutory Auditors is set forth below.

        With respect to the nomination of directors, Italian law requires that each Italian listed company file with its registered office, at least 25 days before its ordinary meeting of stockholders, a list of the personal and professional qualifications of each proposed director nominee. The Company shall make the lists available to the public at least 21 days before the general meeting. The Italian Corporate Governance Policies also recommend that, if an Italian listed company appoints a committee to select, or recommends the selection by the board of directors of, director nominees for the next ordinary meeting of stockholders, a majority of this committee be comprised of non-executive directors. The Company has elected not to appoint a committee to select, or recommend the selection of, director nominees.

        The Italian Corporate Governance Policies require that Italian listed companies appoint a Compensation Committee and that a majority of this committee be comprised of independent directors, unless the reason for any non-compliance is disclosed. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers' compensation and our stock option plans. On April 29, 2009, the Board of Directors of the Company appointed the members of the Human Resources Committee from among non-executive members of the Board of Directors, three of whom were independent directors, to comply with the provisions of the amended Italian Corporate Governance Policies.

        For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, please see our annual report on corporate governance available on the Company website at www.luxottica.com.

  Internal Control Committee

        The Italian Corporate Governance Policies also require the establishment of an Internal Control Committee. Our Internal Control Committee consists of four independent directors. The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system and the proper use of accounting principles in conjunction with our administration managers and auditors. The committee reports to the Board of Directors at least twice a year. The members of the Internal Control Committee, appointed by the Board of Directors on April 29, 2009, are Mario Cattaneo, Chairman, Marco Mangiagalli, Marco Reboa and, appointed on July 28, 2009, Ivanhoe Lo Bello, each an independent director.

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

  Code of Business Conduct and Ethics

        The NYSE listing standards require each U.S. listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. Under SEC rules, all companies required to submit periodic reports to the SEC, including us, must disclose in their annual reports whether they have adopted a code of ethics for their chief executive officer and senior financial officers. In addition, they must file a copy of the code with the SEC, post the text of the code on their website or undertake to provide a copy upon request to any person without charge. There is significant, though not complete, overlap between the code of business conduct and ethics required by the NYSE listing standards and the code of ethics for the chief financial officer and senior financial officers required by the SEC's rules.

        In accordance with SEC rules we have adopted a Code of Ethics, which contains provisions in compliance with SEC requirements. Our Code of Ethics is available on our website at www.luxottica.com.

  Stockholder Approval of Equity Compensation Plans

        The NYSE listing standards require U.S. listed companies to seek stockholder approval for certain equity compensation plans. Italian law requires Italian listed companies to submit any capital increases of shares reserved for issuance under their equity compensation plans to stockholders for their approval at the meeting of stockholders. In accordance with Italian law, our stockholders approved capital increases of shares reserved for issuance under our existing stock option plans in 1998, 2001 and 2006. In accordance with Italian law, our stockholders also approved our 2008 PSP Plan.

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

  Related Party Transactions Policy

        In 2010, the Board of Directors adopted a procedure governing the approval of related party transactions in order to comply with new Italian regulations. "Related Party Transactions" are transactions in which there is a transfer of resources, services or obligations between "Related Parties" (as defined in the procedure), regardless of whether consideration has been given.

        The procedure shall not be applied to "Small Amount Transactions," which are transactions in which the foreseeable maximum consideration or value does not exceed (i) Euro 250,000 per year for remuneration of a member of management or control body or managers in strategic roles or (ii) Euro 2.5 million for other Related Party Transactions.

        The Board of Directors resolved, as authorized based on, among other things, the interested parties involved in each individual transaction, that: (i) the Human Resources Committee—composed of non-executive directors, the majority being independent—shall be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles; and (ii) the Internal Control Committee shall be involved and consulted regarding other transactions with related parties. Our Related Party Transactions Policy is available on our website at www.luxottica.com.

PART III

ITEM 17.    Financial Statements

        Not applicable.

ITEM 18.    Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated statement of financial position of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the consolidated financial statement schedule listed in the index at Item 18 of the Company's Annual Report of Form 20-F for the year ended December 31, 2010. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009 the Company adopted the provisions of the revision of IAS 1, Presentation of Financial Statements and applied the new guidance to all periods presented in the accompanying consolidated financial statements. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009 the Company changed the accounting method for recognition of actuarial net income and losses related to defined benefit plans in accordance with IAS 19.

International Financial Reporting Standards as issued by the International Accounting Standards Board vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche S.p.A.
Milan, Italy
April 19, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
LUXOTTICA GROUP S.p.A.

We have audited the internal control over financial reporting of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the "Company") as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated April 19, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule, and included an explanatory paragraph relating to the Company's adoption of accounting guidance on the adoption of revisions to IAS 1 and IAS 19, both effective January 1, 2009.

/s/ Deloitte & Touche S.p.A.
Milan, Italy
April 19, 2011

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)

(Amounts in thousands of Euro)	Note reference	2010	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	679,852	380,081
Accounts receivable—net	6	655,892	618,884
Inventories—net	7	590,036	524,663
Other assets	8	226,759	198,365

Total current assets		2,152,539	1,721,993
NON-CURRENT ASSETS:
Property, plant and equipment—net	9	1,229,130	1,149,972
Goodwill	10	2,890,397	2,688,835
Intangible assets—net	10	1,155,007	1,149,880
Investments	11	54,083	46,317
Other assets	12	148,125	147,591
Deferred tax assets	13	364,299	356,706

Total non-current assets		5,841,040	5,539,301

TOTAL ASSETS		7,993,579	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	14	158,648	148,951
Current portion of long-term debt	15	197,566	166,279
Accounts payable	16	537,742	434,604
Income taxes payable	17	60,067	11,204
Other liabilities	18	549,280	554,136

Total current liabilities		1,503,303	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	19	2,435,071	2,401,796
Liability for termination indemnities	20	45,363	44,633
Deferred tax liabilities	21	429,848	396,048
Other liabilities	22	310,590	350,028

Total non-current liabilities		3,220,872	3,192,505
STOCKHOLDERS' EQUITY
Capital stock	23	27,964	27,863
Legal reserve		5,578	5,561
Reserves		2,933,175	2,487,406
Treasury shares		(112,529)	(82,713)
Net income		402,187	299,122

Luxottica Group stockholders' equity		3,256,375	2,737,239
Non-controlling interests	24	13,029	16,376

Total stockholders' equity		3,269,404	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		7,993,579	7,261,294

(*)
In accordance with IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008(*)

(Amounts in thousands of Euro except share data)	Note reference	2010	2009	2008

Net sales	4	5,798,035	5,094,318	5,201,611
Cost of sales		(1,990,205)	(1,762,591)	(1,748,628)

Gross profit		3,807,831	3,331,727	3,452,983

Selling and Advertising		(2,367,979)	(2,104,362)	(2,144,989)
General and administrative		(727,693)	(656,280)	(576,355)
Total operating expenses		(3,095,672)	(2,760,642)	(2,721,344)

Income from operations		712,159	571,085	731,639

Other income/(expense)
Interest income	25	8,494	6,887	13,265
Interest expense	25	(106,987)	(109,132)	(123,002)
Other—net	25	(8,130)	(4,056)	(33,531)

Income before provision for income taxes		605,535	464,784	588,371

Provision for income taxes	25	(218,219)	(159,888)	(190,499)

Net income from continuing operations		387,315	304,896	397,872

Discontinued operations		19,944	—	—

Net Income		407,258	304,896	397,872

Of which attributable to:
—Luxottica Group stockholders		402,187	299,122	390,167
—Non-controlling interests		5,072	5,774	7,705

NET INCOME		407,258	304,896	397,872

Weighted average number of shares outstanding:
Basic		458,711,441	457,270,491	456,563,502
Diluted		460,535,397	457,937,802	457,844,280
EPS:
Basic—from continuing operations		0.83	0.65	0.85
Basic—from discontinued operations		0.04	0.00	0.00
Basic		0.88	0.65	0.85
Diluted—from continuing operations		0.83	0.65	0.85
Diluted—from discontinued operations		0.04	0.00	0.00
Diluted		0.87	0.65	0.85

(*)
In accordance with IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008(*)

(Amounts in thousands of Euro)	2010	2009	2008

Net income	407,258	304,896	397,872
Other comprehensive income:
Cash flow hedge—net of tax	(3,223)	10,429	(41,287)
Currency translation differences	233,518	24,827	(63,900)
Actuarial gain/(loss) on defined benefit plans—net of tax	(8,744)	14,951	(50,208)
Total other comprehensive income—net of tax	221,552	50,207	(155,395)

Total comprehensive income for the period	628,810	355,103	242,477

Attributable to:
—Luxottica Group stockholders' equity	622,949	349,889	235,115
—Non-controlling interests	5,861	5,214	7,362

Total comprehensive income for the period	628,810	355,103	242,477

(*)
In accordance with IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008(*)

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

Balance as of January 1, 2008	462,623,620	27,757	5,536	130,712	2,601,514	123,761	(366,990)	(69,987)	2,452,303	17,608

Net Income	—	—	—	—	390,167	—	—	—	390,167	7,705
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	(63,557)	—	(63,557)	(343)
Cash Flow Hedge—net of taxes of Euro 20.4 million	—	—	—	—	(41,287)	—	—	—	(41,287)	—
Actuarial gains/(losses)—net of taxes of Euro 32.3 million	—	—	—	—	(50,208)	—	—	—	(50,208)	—

Total Comprehensive Income as of December 31, 2008	—	—	—	—	298,672	—	(63,557)	—	235,115	7,362

Exercise of Stock Options	744,613	45	—	7,081	—	—	—	—	7,126	—
Non-cash Stock-based compensation	—	—	—	—	—	(25,803)	—	—	(25,803)	—
Excess tax benefit on Stock options	—	—	—	631	—	—	—	—	631	—
Change in non-controlling interests in subsidiary	—	—	—	—	—	—	—	—	—	(3,364)
Dividends (Euro 0.49 per share)	—	—	—	—	(223,617)	—	—	—	(223,617)	(7,877)
Allocation of Legal Reserve	—	—	18	—	(18)	—	—	—	—	—

Balance as of December 31, 2008	463,368,233	27,802	5,554	138,424	2,676,551	97,958	(430,547)	(69,987)	2,445,755	13,729

Net Income	—	—	—	—	299,122	—	—	—	299,122	5,774
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	25,387	—	25,387	(560)
Cash Flow Hedge—net of taxes of Euro 4.2 million	—	—	—	—	10,429	—	—	—	10,429	—
Actuarial gains/(losses)—net of taxes of Euro 8.1 million	—	—	—	—	14,951	—	—	—	14,951	—

Total Comprehensive Income as of December 31, 2009	—	—	—	—	324,502	—	25,387	—	349,889	5,214

Exercise of Stock Options	1,018,150	61	—	11,437	—	—	—	—	11,498	—
Non-cash Stock-based compensation—net of taxes of Euro 1.7 million	—	—	—	—	—	26,605	—	—	26,605	—
Excess tax benefit on Stock options				1,156				—	1,156
Investments in treasury shares	—	—	—	15,895	—	—	—	(12,726)	3,169	—
Dividends (Euro 0.22 per share)	—	—	—	—	(100,833)	—	—	—	(100,833)	(2,567)
Allocation of Legal Reserve	—	—	7	—	(7)	—	—	—	—	—

Balance as of December 31, 2009	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net Income	—	—	—	—	402,187	—	—	—	402,187	5,072
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	232,729	—	232,729	789
Cash Flow Hedge—net of taxes of Euro 0.3 million	—	—	—	—	(3,223)	—	—	—	(3,223)	—
Actuarial gains/(losses)—net of taxes of Euro 4.6 million	—	—	—	—	(8,744)	—	—	—	(8,744)	—

Total Comprehensive Income as of December 31, 2010	—	—	—	—	390,220	—	232,729	—	622,949	5,861

Exercise of Stock options	1,690,827	101	—	22,316	—	—	—	—	22,417	—
Non-cash Stock-based compensation—net of taxes of Euro 1.7 million	—	—	—	—	—	34,621	—	—	34,621	—
Excess tax benefit on Stock options	—	—	—	2,084	—	—	—	—	2,084	—
Investments in treasury shares net of taxes of Euro 16.5 million	—	—	—	27,511	—	—	—	(29,816)	(2,305)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(9,208)
Allocation of Legal Reserve	—	—	17	—	(17)	—	—	—	—	—

Balance as of December 31, 2010	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

(*)
In accordance with IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008(*)

(Amounts in thousands of Euro)	2010	2009	2008

Net income	407,259	304,897	397,872
Stock-based compensation	32,940	24,936	(21,461)
Depreciation and amortization	322,062	285,445	264,548
Net loss on disposals of fixed assets and other	4,990	11,231	12,874
Other non-cash items(**)	4,524	13,806	17,581
Changes in accounts receivable	(1,606)	25,659	27,875
Changes in inventories	(36,544)	46,703	4,352
Changes in accounts payable	86,667	27,488	(33,051)
Changes in other assets/liabilities	(21,114)	180,004	(103,960)
Changes in income taxes payable	32,455	(16,681)	2,904
Total adjustments	424,374	598,591	171,662
Cash provided by operating activities	831,633	903,488	569,534
Property, plant and equipment:
—Additions	(230,358)	(200,409)	(296,436)
—Disposals
Purchases of businesses—net of cash acquired(***)	(121,761)	(7,518)	(13,363)
Sales of businesses—net of cash disposed	5,520	—	6,880
Investments in equity investees	(20,684)	(21,323)	—
Additions to intangible assets	—	(19)	(1,797)

Cash used in investing activities	(367,283)	(229,269)	(304,716)

(*)
In accordance with IFRS.

(**)
Other non-cash items include deferred taxes for Euro 31.5 million (Euro 14.2 million and Euro 5.5 million in 2009 and in 2008, respectively), gain on sale of business for Euro (8.2) million (Euro 0 million in 2009 and 2008), income from the reversal of some contingent liabilities recorded upon the sale of the retail business Things Remembered, which occurred in 2006 for Euro (19.9) million (Euro 0 million in 2009 and 2008), the loss in 2008 on the sale of a financial receivable received upon the sale of Things Remembered for a total amount of Euro 22.8 million (Euro 0 million in 2010 and 2009), other non-cash items for Euro 1.1 million (Euro (0.4) million and 0.1 million in 2009 and in 2008, respectively).

(***)
Purchases of businesses—net of cash acquired include the purchase of the non-controlling interest in the Turkey subsidiary Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi for Euro 61.8 million (Euro 0 million in 2009 and 2008), the purchase of the non-controlling interest in the English subsidiary Sunglass Hut UK for Euro 32.3 million (Euro 0 million in 2009 and 2008), the purchase of the OF Pty Ltd group in Australia for Euro 14.6 million (Euro 0 million in 2009 and 2008) and other acquisitions for Euro 13.1 million (Euro 7.5 million and 13.4 million in 2009 and in 2008, respectively).

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008(*)

(Amounts in thousands of Euro)	2010	2009	2008

Long-term debt:
—Proceeds	881,705	987,738	995,709
—Repayments	(930,362)	(1,214,976)	(1,005,453)
Increase (decrease) in short-term lines of credit	14,185	(57,418)	32,591
Exercise of stock options	22,416	11,498	7,126
Sale of treasury shares	14,195	3,169	—
Dividends	(169,839)	(103,484)	(231,493)

Cash used in financing activities	(167,700)	(373,473)	(201,520)

Increase in cash and cash equivalents	296,650	300,746	63,298

Cash and cash equivalents, beginning of the period	346,624	28,426	(20,492)

Effect of exchange rate changes on cash and cash equivalents	21,684	17,452	(14,381)

Cash and cash equivalents, end of the period	664,958	346,624	28,426

Supplemental disclosure of cash flows information:

(Amounts in thousands of Euro)	2010	2009	2008

Cash paid during the period for interest	115,010	94,095	121,181
Cash paid during the period for income taxes	186,045	70,839	266,104

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated statement of financial position:

(Amounts in thousands of Euro)	2010	2009	2008

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	664,958	346,624	28,426
Bank overdrafts	14,894	33,457	260,024
Cash and cash equivalents according to the consolidated statement of financial position	679,852	380,081	288,450

(*)
In accordance with IFRS.

See notes to the consolidated financial statements.

Luxottica Group S.p.A.
Registered office at Via C. Cantù 2—20123 Milan
 Share capital € 27,964,632.60
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2010

GENERAL INFORMATION

        Luxottica Group S.p.A. (henceforth, the "Company") is a corporation with a registered office in Milan (Italy) at Via C. Cantù 2.

        The Company and its subsidiaries (collectively, the "Group") operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2010, the Company owned and operated 5,824 retail locations worldwide and franchised an additional 526 locations principally through its subsidiaries Luxottica Retail North America Inc., Sunglass Hut Trading, LLC, OPSM Group Pty Limited and Oakley, Inc. ("Oakley").

        The retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods for fiscal years 2010 and 2009, and for the 53-week period for fiscal year 2008. The fiscal years for the retail distribution divisions in Asia-Pacific and South Africa included 52-week periods for 2010 and 2008, and a 53-week period for 2009.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company in its meeting on February 28, 2011.

        Beginning with fiscal year 2010 and for all future reporting periods, the Group reports its financial results in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board in all financial communications, including reports to the United States Securities and Exchange Commission (the "SEC"). Up to and including the 2009 fiscal year, the Group reported its financial results in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

        Since 2005, the Group has also been preparing consolidated financial statements in Italy in accordance with IFRS as required by Italian law. In accordance with paragraph 6345.2 of the Division of Corporate Finance Financial Reporting Manual, a reconciliation from U.S. GAAP to IFRS for the 2009 consolidated statements of financial position and 2009 consolidated statements of income is included in note 34 of these notes.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2010 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in stockholders' equity and related notes to the consolidated financial statements.

        The presentation of certain prior year information has been reclassified to conform to the current presentation. In particular, the Group reclassified Euro 8,604 thousand from selling expenses to general and administrative expenses in the consolidated statement of income.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these notes to the consolidated financial statements are expressed in thousands of Euro.

        The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no material uncertainties that may cast significant doubt upon the Group's ability to continue as a going concern.

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has the power to govern the financial and operating policies (as defined by IAS 27—Consolidated and Separate Financial Statements), generally with an ownership of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income.

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in profit and loss.

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

        The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with non-controlling interests

        Transactions with non–controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20 percent and 50 percent of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

        Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20 percent, are originally recorded at cost and subsequently measured at fair value.

Translation of the financial statements of foreign companies

        The Group records transactions denominated in foreign currency in accordance with IAS 21—The effect of changes in Foreign Exchange Rates.

        The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

        (a)   assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

        (b)   income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

        (c)   all resulting exchange differences are recognized in other comprehensive income.

        Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

CONSOLIDATION AREA

        During 2010, there were no significant changes to the consolidation area. Please refer to note 10 "Goodwill and other intangible assets—net" and note 11 "Investments" for the main changes in the consolidation area.

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Substantially all amounts in transit from the banks are converted to cash within four business days from the time of sale. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and other receivables

        Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables' carrying amount and the present value of estimated future cash flows discounted at the receivables' original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

        Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

        Inventories are stated at the lower of the cost—determined by using the method of the average annual cost by product line—and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

        Property, plant and equipment are measured at their historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, an item of property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings and buildings improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold Improvements	The lower of 15 years and the residual duration of the lease contract

        Depreciation ends on the date on which the asset is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Assets held for sale

        Assets held for sale include non-current assets (or disposal groups) whose carrying amount will be primarily recovered through a sale transaction rather than through continuing use and whose sale is highly probable in the short term. Assets held for sale are measured at the lower of their carrying amount and their fair value, less costs to sell.

Finance and Operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

        Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

        Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

        Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

        All intangible assets are subject to impairment tests, as required by IAS 36—Impairment of Assets, if there are indications that the assets may be impaired.

Impairment of assets

        Intangible assets with an indefinite useful life—for example, goodwill—are not subject to amortization and are tested at least annually for impairment.

        Intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets other than goodwill are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group fall into the following categories:

        a.     Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets. In this case, the subsequent fair value changes are recorded based on specific criteria. For further information, refer to the paragraph, "Derivative financial instruments".

        The assets in this category are classified as current assets and recorded at their fair value at the time of their initial recognition. Transaction costs are immediately recognized in the consolidated statement of income.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value in each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        b.     Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are not expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

        c.     Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        A regular way purchase or sale of financial assets is recognized using the settlement date.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

        The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

        Any impairment loss recognized on investment classified as available-for-sale financial asset is not reversed.

Derivative financial instruments

        Derivative financial instruments are accounted for in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

        At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

        The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

        For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as other—net.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statements of income as Other—net. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    statement of income to Other—net. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. In the future, the Group may use other derivative financial instruments should they be considered appropriate for adequately hedging risks. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments may not fully meet the criteria for hedge accounting pursuant to IAS 39. If so, the instruments are marked to market at the end of each reporting period and changes in fair value are recognized in the consolidated statement of income.

Accounts payable and other payables

        Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

        Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long-term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date under current liabilities when payment is due within 12 months from the balance sheet date.

        Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expense is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is recognized on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan's conditions are recognized as incurred in the consolidated statement of comprehensive income.

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Provisions for risks

        Provisions for risks are recognized when:

  •
  the Group has a present obligation, legal or constructive, as a result of a past event;

  •
  it is probable that the outflow of resources will be required; and

  •
  the amount of the obligation can be reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition. Accordingly, the Group records an accrual for the estimated amounts to be returned. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail Division revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped to the customer. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. For internet and catalogue sales, advance payments and deposits from customers are not recorded as revenues until the product is delivered. The Retail Division also includes managed vision care revenues consisting of both fixed fee and fee-for-service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within accrued liabilities on the consolidated statement of financial position. For fee-for-service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

        The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively, or the disclosures included in the notes to the consolidated financial statements, in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

        Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

        The current economic and financial crisis has resulted in the need to make assumptions on future trends that are characterized by a significant degree of uncertainty and, therefore, the actual results in future years may significantly differ from the estimate.

        The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

        a)    Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

        b)    Valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        c)     Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

        d)    Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by the Group management, there could be significant effects on both current and deferred taxes;

        e)    Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience; and

        f)      Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Treasury Shares

        Treasury shares are recorded as a reduction of Stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are not recorded in the consolidated statement of income.

2. NEW ACCOUNTING PRINCIPLES

        Certain new principles, amendments and interpretations are effective for reporting periods beginning on or after January 1, 2010.

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2010.

        IFRS 3 (revised)—Business combinations: The new standard continues to apply the purchase accounting method to business combinations, introducing certain significant changes. For example, acquisition-related costs (i.e. attorneys, advisors, auditors and professionals in general)—are accounted for as expenses in the period in which they are incurred and services are received. There is a choice on an acquisition-by-acquisition basis to measure any non controlling interest in the acquiree either at fair value (full goodwill) or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. In a case where the acquirer obtains control of an acquiree in which it held an equity interest immediately before the acquisition date (step acquisitions), the acquirer remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss in the consolidated statement of income. The consideration transferred is measured at fair value while any contingent consideration—i.e. the obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree if a specified future event occurs or specific conditions are met—are recognized at their acquisition date fair value and classified as a financial liability. Changes in fair value of contingent consideration are generally recorded in the consolidated statement of income. The application of IFRS 3 (revised) did not have a significant impact on the Company's financial statements in the current period, but is expected to have an effect in future periods depending on the nature, terms and size of future acquisitions.

        IAS 27 (revised)—Consolidated and separate financial statements: IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest is re-measured to fair

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

value, and a gain or loss is recognized in profit or loss. IAS 27 (revised) did not have a significant impact on the Company's financial statements in the current period.

        Amendment to IFRS 2—Share-based payment: group cash-settled share-based payment transactions: The amendment clarifies that the company receiving goods or services as part of share-based payment plans should recognize such goods or services regardless of which group or company settles the transaction and regardless of whether the transaction is settled in cash or shares. The amendment also specifies that a company should measure goods or services received as part of a transaction settled in cash or shares from its perspective, which might not coincide with that of the group or with the relevant amount recognized in the consolidated financial statements. The amendment did not have any impact on the Company's consolidated financial statements in the current period.

        IFRS 8—Operating Segments: This amendment requires that an entity disclose the total amount of assets for each reporting segment only if such amount is regularly reported to the highest authority in its decision-making process. This disclosure was previously required even if such condition was not met. Based on the amendment, the Group no longer discloses the total amount of assets for each reporting segment.

        IAS 36—Impairment of Assets: This amendment requires that each unit or group of units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment determined in accordance with paragraph 5 of IFRS 8, before any combination permitted by the same standard. The amendment had no impact on the Company's consolidated financial statements in the current period.

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2010 but not currently relevant for the Group (although they may affect the accounting for future transactions and events).

        IFRIC 17—Distributions of Non-cash Assets to Owners: The interpretation clarifies that a dividend payable should be recognized when the dividend is properly authorized and that an entity should measure the dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the consolidated statement of income.

        IFRIC 18—Transfers of Assets from Customers: The interpretation clarifies the accounting treatment to be followed for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water).

        IAS 39—Financial Instruments: Recognition and Measurement: This amendment restricts the scope exemption in paragraph 2(g) of IAS 39 to forward contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date. The term of the forward contract should not exceed the period of time necessary to obtain all the authorizations to complete the transaction. The amendment clarifies that the exemption in paragraph 2(g) of IAS 39 does not apply to options which, if exercised, would result in the acquisition of control of an entity. The amendment also clarifies that loan repayment penalties, which offset the lender's loss of additional interest, should be treated in close relation to the loan contract and, accordingly, should not be recognized separately. Lastly, the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

amendment clarifies that gains or losses on hedging instruments should be reclassified from equity to profit or loss in the period in which the hedged cash flows affect profit or loss. IAS 39 was also amended to clarify how existing principles to determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations.

        IFRIC 9—Reassessment of Embedded Derivatives: This amendment excludes derivatives from the scope of application of IFRIC 9 if they are embedded in contracts acquired through business combinations when jointly-controlled entities or joint ventures are formed.

        IFRS 2—Share-based Payment: This amendment clarifies that IFRS 2 does not apply to transactions in which a company acquires assets as part of (i) a business combination, as defined by IFRS 3 (revised), (ii) the contribution of a business unit to form a joint venture or (iii) the combination of businesses or business units in jointly-controlled entities.

        IFRS 5—Non-current Assets Held for Sale and Discontinued Operations: This amendment clarifies that IFRS 5, as well as the other IFRS standards that make specific reference to non-current assets (or disposal groups) classified as held for sale or discontinued operations, set forth all required disclosures for these types of assets or operations. The standard was also amended to require an entity that is committed to a sale plan involving loss of control of a subsidiary to classify all the assets and liabilities of that subsidiary as held for sale, regardless of whether the entity retains a non-controlling interest in its former subsidiary after the sale.

        IAS 1—Presentation of Financial Statements: This amendment updates the previous definition of current liabilities under IAS 1. The previous definition required the classification of liabilities as current if they could be settled at any time through the issuance of equity instruments. Following the change, the option of converting a liability into an equity instrument is irrelevant for the purposes of its classification as current/non-current.

        IAS 7—Statement of Cash Flows: This amendment clarifies that only those cash flows that lead to the creation of an asset can be classified as arising from investing activities in the statement of cash flows.

        IAS 17—Leasing: This amendment extends the general conditions of IAS 17, which allow for the classification of a lease as finance or operating regardless of whether ownership is acquired at the end of the lease, to land under lease as well. Previously, under IAS 17, land leases in which ownership was not acquired at the end of the lease were classified as operating leases. At the adoption date, all land under current leases that have not yet expired should be measured separately, with the retroactive recognition of a new lease accounted for as a finance lease, where applicable.

        IAS 18—Revenue: This revision specifies the criteria to consider when determining whether, within a transaction that generates revenue, an entity is principal or agent. The identification of an entity as principal or agent determines how revenue is recognized. If it acts as agent, revenue may be recognized solely from commissions.

        IAS 38—Intangible Assets: The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

        IFRIC 16—Hedges of a net investment in a foreign operation: The amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within a group, including the foreign operation itself, as long as the designation, documentation

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, a group should clearly document its hedging strategy because of the possibility of different designations at different levels of a group.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2010 and not early adopted.

        IFRS 9—Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which the company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that the company may decide to directly record within the consolidated statement of comprehensive income any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2013 but is available for early adoption. The Group has not early adopted and has not yet assessed IFRS 9's full impact.

        IAS 24 (revised)—Related party disclosures, issued in November 2009. It supersedes IAS 24, Related party disclosures, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.

        IAS 32 amendment—Classification of rights issues issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively in accordance with IAS 8—Accounting policies, changes in accounting estimates and errors.

        IFRIC 19—Extinguishing financial liabilities with equity instruments, issued in November 2009, is effective from July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

        IFRIC 14 amendments—Prepayments of a minimum funding requirement, issued in November 2009. The amendments correct an unintended consequence of IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

contributions. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted.

        In May 2010 the IASB issued a series of amendments to IFRS (Improvements to IFRSs). Details are provided in the following paragraphs for those identified by the IASB as resulting in accounting changes for presentation, recognition and measurement purposes, excluding any amendments regarding changes in terminology or editorial changes.

  •
  IFRS 1—First-time Adoption of International Financial Reporting Standards: The improvement (i) extends the scope for the use of the deemed cost exemption to allow an entity to recognize an event-driven fair value measurement as deemed cost when the event occurs, provided that it is during the periods covered by its first IFRS financial statements, (ii) permits entities with operations subject to rate regulation to use as deemed cost at the date of the transition to IFRS the carrying amount of the items of property, plant and equipment or intangible assets determined under the entity's previous GAAP and (iii) exempts first-time adopters from all the requirements of IAS 8 for the interim reports presented in accordance with IAS 34 for part of the period covered by its first IFRS financial statements and for its first IFRS financial statements.

  •
  IFRS 3—Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008, do not have to be adjusted upon application of this IFRS. The amendment also clarifies the measurement of non-controlling interests in the acquiree that are present ownership interests and entitle the holder to a proportionate share in the entity's net assets in the event of liquidation. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquirees or the replacement of an acquiree's share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date.

  •
  IFRS 7—Financial Instruments: Disclosures: The amendment emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which may be potentially misleading, although an entity is still required to disclose a description of the collateral and its financial effects.

  •
  IAS 1—Presentation of Financial Statements: The amendment requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item.

  •
  IAS 27—Consolidated and separate financial statements: The amendment clarifies the transition requirements for amendments arising as a result of IAS 27.

  •
  IAS 34—Interim Financial Reporting: The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant information presented in the most recent annual report.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

Changes to previously applied accounting principles

        During 2009, the Group changed the accounting principle on to the recognition of actuarial gains and losses on defined benefit plans. Actuarial gains and losses comprise (i) the effects of differences between the previous actuarial assumptions and what has actually occurred and (ii), the effect of changes in actuarial assumptions. Up to December 31, 2008, actuarial gains and losses were recognized based on the "corridor" method. Starting from January 1, 2009, the Company recognizes actuarial gains and losses in other comprehensive income, as incurred.

        The above change was implemented in order to reduce volatility and improve comparability of the consolidated statements of income presented.

        In accordance with IAS 8, the change in the accounting principle was applied retrospectively. The effects of the change on stockholders' equity, deferred tax assets, termination indemnities and other long-term payables, as of January 1, 2008 and January 1, 2009, are reported below (amounts in thousands of Euro):

	January 1, 2008
	Reported	Effect due to change in accounting principle	Restated

Retained earnings	2,604,274	(2,760)	2,601,514
Currency translation difference	(367,421)	431	(366,990)
Liability for termination indemnities	48,344	(3,034)	45,310
Other non-current liabilities	232,185	7,942	240,127
Deferred tax assets	314,026	4,831	318,857
Deferred tax liabilities	372,350	2,252	374,602

	January 1, 2009
	Reported	Effect due to change in accounting principle	Restated

Retained earnings	2,729,519	(52,968)	2,676,551
Currency translation difference	(428,093)	(2,454)	(430,547)
Liability for termination indemnities	47,355	(1,789)	45,566
Other non-current liabilities	326,681	92,602	419,283
Deferred tax assets	355,470	35,883	391,353
Deferred tax liabilities	415,778	492	416,270

        In September 2007, the IASB issued a revised IAS 1—Presentation of Financial Statements requiring to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two separate statements (an income statement and a statement of comprehensive income). Components of comprehensive income are not permitted to be presented in the statement of changes in equity. The Company has applied the revised standard retrospectively from January 1, 2009, electing to present both the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

income statement and the statement of comprehensive income, and has consequently amended the presentation of changes in stockholders' equity. The provisions of the new guidance have been applied to all periods presented in the accompanying consolidated financial statements.

3. FINANCIAL RISKS

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

        a)    Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e. the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50 percent and 100 percent by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

        If the Euro/USD exchange rate had changed by +/- 10 percent, with all other variables constant, the decrease/increase in net income and equity would be equal to, net of tax effect, Euro 6.7 million as of December 31, 2010 (Euro 2.1 million as of December 31, 2009) and Euro 8.3 million as of December 31, 2010 (Euro 1.8 million as of December 31, 2009), respectively.

        Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, are not accounted for as hedging instruments.

        b)    Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2010 and 2009, the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates. The investment portfolio, in accordance with contractual obligations, must not exceed a value at risk (VAR) of 2 percent with a confidence level of 99 percent. The Group will periodically monitor the VAR level.

        c)     Credit risk

        Credit risk exists related to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        c1)  The credit risk related to commercial counterparties is locally managed and monitored by a centralized credit group for all the entities included in the wholesale distribution segment. Credit risk which originates within the Retail Segment (including franchise and managed vision care) is locally managed by the companies included in the Retail segment.

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts—utilized for the Wholesale segment, and in accordance with the credit policy of the Group—is determined by rating customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days;

  •
  "GOOD—UNDER CONTROL", for which the accounts receivable are overdue for more than 90 days for which an accrual is determined based on the risk associated to the customer; or

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

          a.     Significant financial difficulties of the customers;

          b.     A material contract violation, such as a general breach or default in paying interest or principal;

          c.     The customer declares bankruptcy or is subject to other insolvency proceedings; or

          d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e. the inability to trace the debtor, seizures).

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience and other factors. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors.

        The Group's commercial exposure is regularly monitored through automated control instruments.

        Moreover, the Group has entered into an agreement with the insurance company Euler Hermes Siac in order to cover the credit risk associated with customers of Luxottica Extra Ltd. in those countries where the Group is not present.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        c2)  With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department, and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25 percent of the total amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

        d)    Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regard to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2010, had unused lines of credit of approximately Euro 1,434.8 million (of which Euro 875 million are committed lines);

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges;

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2010 and December 31, 2009. The reported balances are contractual and undiscounted figures. With regard to forward foreign currency contracts, the tables relating to assets report the flows related to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities. With regard to interest rate swaps, the cash flows include the settlement of the interest spread, both positive and negative, which expire during different periods. The various maturity date categories represent the period of time between the date of the financial statements and the contractual maturity date of the obligations, whether receivable or payable.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2010
Cash and cash equivalents	679,852
Derivatives receivable	2,183
Accounts receivable	655,892
Other current assets	63,327

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2009
Cash and cash equivalents	380,081
Derivatives receivable	733		262
Accounts receivable	618,884
Other current assets	73,956

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2010
Debt owed to banks and other financial institutions	428,385	1,321,627	959,664	374,975
Derivatives payable	44,951	20,505
Accounts payable	537,742
Other current liabilities	440,590

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2009
Debt owed to banks and other financial institutions	882,229	1,112,841	676,271	207,798
Derivatives payable	38,729	19,423
Accounts payable	434,604
Other current liabilities	461,709

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        e)    Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

        The risk policy of the Group requires the maintenance of a percentage of fixed-rate debts that is greater than 25 percent and less than 75 percent of total debts. This percentage is obtained by utilizing Interest Rate Swap agreements, where required.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact, as of December 31, 2010 and net of tax effect, of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 4.4 million (Euro 9.4 million as of December 31, 2009) or a maximum increase of Euro 4.4 million (Euro 9.4 million as of December 31, 2009).

        With reference to Interest Rate Swap agreements utilized to hedge against cash flow risk, as of December 31, 2010, and in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders' equity reserves would have been respectively greater by Euro 12.7 million (Euro 20.7 million as of December 31, 2009), net of tax effect, and lower by Euro 12.9 million (Euro 21.3 million as of December 31, 2009), net of tax effect, in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2010 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(4.4)		4.4
Hedging derivatives (Cash Flow Hedges)		12.7		(12.9)

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2009 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(9.4)		9.4
Hedging derivatives (Cash Flow Hedges)		20.7		(21.3)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Accounts receivable	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Other liabilities	Hedging derivatives	Total	Note(*)

December 31, 2010
Cash and cash equivalents	—	679,852	—	—	—	—	—	679,852	5
Accounts receivable	—	655,892	—	—	—	—	—	655,892	6
Other current assets	1,484	61,843	—	—	—	—	—	63,327	8
Other non-current assets	—	34,240	—	—	—	—	—	34,240	12
Short-term borrowings	—	—	—	—	—	158,648	—	158,648	14
Current portion of long-term debt	—	—	—	—	—	197,566	—	197,566	15
Accounts payable	—	—	—	—	—	537,742	—	537,742	16
Other current liabilities	—	—	—	—	4,689	435,000	901	440,590	18
Long-term debt	—	—	—	—	—	2,435,071	—	2,435,071	19
Other non-current liabilities	—	—	—	—	—	61,694	52,964	114,658	22

	Financial assets at fair value through profit and loss	Accounts receivable	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Other liabilities	Hedging derivatives	Total	Note(*)

December 31, 2009
Cash and cash equivalents	—	380,081	—	—	—	—	—	380,081	5
Accounts receivable	—	618,884	—	—	—	—	—	618,884	6
Other current assets	1,028	72,928	—	—	—	—	—	73,956	8
Other non-current assets	—	18,026	—	—	—	—	—	18,026	12
Short-term borrowings	—	—	—	—	—	148,951	—	148,951	14
Current portion of long-term debt	—	—	—	—	—	166,279	—	166,279	15
Accounts payable	—	—	—	—	—	434,604	—	434,604	16
Other current liabilities	—	—	—	—	3,629	458,004	76	461,709	18
Long-term debt	—	—	—	—	—	2,401,796	—	2,401,796	19
Other non-current liabilities	—	—	—	—	—	88,819	48,642	137,461	22

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

f)
Default risk: negative pledges and financial covenants

        The financing agreements of the Group (See note 19) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our Bond issue dated November 15, 2015, which requires compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from permitting any liens or security interests on any of their assets in favor of third parties and without the consent of the lenders over a threshold equal to 30 percent of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30 percent of consolidated assets. Default with respect to the abovementioned clauses—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

and following a grace period during which the default can be remedied—would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges. The covenants are reported in the following table:

Net financial position/Pro forma EBITDA	<3.5 x
EBITDA/Pro forma financial charges	>5.0 x

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within a period of 15 business days from the date of reporting such default.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2010, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

g)
Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 7. In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

a)
Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

b)
Utilization of valuation techniques that are primarily based on observable market prices; and

c)
Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on December 31, 2010 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        As of January 1, 2009, the Group had adopted the amendments to IFRS 7 for financial instruments which are valued at fair value. The amendments to IFRS 7 refer to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2010
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other short-term assets	1,484		1,484
Interest Rate Derivatives	Other long-term liabilities	52,964		52,964
Interest Rate Derivatives	Other short-term liabilities	901		901
Foreign Exchange Contracts	Other short-term liabilities	4,689		4,689

        As of December 31, 2010, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

        The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of observable market inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices.

4. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        The following tables summarize the segment and geographic information deemed essential by the Group's management for the purpose of evaluating the Group's performance and for making decisions about future allocations of resources.

        In accordance with an amendment to IFRS 8, issued on April 16, 2009, starting from January 1, 2010, the total amounts of assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process. Please refer to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

4. SEGMENT INFORMATION (Continued)

note 10 "Goodwill and intangible assets—net" for further details on the impairment loss of Euro 20.4 million recorded in the Retail distribution segment.

	Manufacturing and wholesale distribution		Inter-segment transactions and corporate adjustments(3)
		Retail distribution
(Amounts in thousands of Euro)				Consolidated

2010
Net sales(1)	2,236,403	3,561,632		5,798,035
Income from operations(2)	461,854	424,384	(174,080)	712,158
Capital expenditures	98,724	131,633		230,357
Depreciation and amortization	79,028	139,216	103,818	322,062
2009
Net sales(1)	1,955,340	3,138,978		5,094,318
Income from operations(2)	356,032	360,769	(145,717)	571,085
Capital expenditures	81,175	119,234		200,409
Depreciation and amortization	76,005	129,261	80,179	285,445
2008
Net sales(1)	2,092,465	3,109,146		5,201,611
Income from operations(2)	413,505	421,268	(103,135)	731,639
Capital expenditures	125,489	170,947		296,436
Depreciation and amortization	85,987	123,129	55,432	264,548

(1)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(2)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(3)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Information by geographical area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations, including South and Central America and the Middle East). Sales are attributed to geographic segments based on the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

4. SEGMENT INFORMATION (Continued)

customer's location whereas, long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America	Asia- Pacific	Other	Consolidated

2010
Net sales	1,163,527	3,481,924	745,137	407,447	5,798,035
Long-lived assets, net	369,520	670,896	177,803	10,911	1,229,130
2009
Net sales	1,072,412	3,065,937	641,657	314,311	5,094,318
Long-lived assets, net	364,419	627,701	150,126	7,726	1,149,972
2008
Net sales	1,132,465	3,096,520	645,839	326,787	5,201,611
Long-lived assets, net	373,462	651,238	141,339	4,941	1,170,980

(1)
Long-lived assets, net located in Italy represented 28, 29 and 30 percent of the Group's total fixed assets in 2010, 2009 and 2008, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31,
	2010	2009

Cash at bank and post office	667,790	371,572
Checks	6,916	5,689
Cash and cash equivalents on hand	5,146	2,820

Total	679,852	380,081

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

6. ACCOUNTS RECEIVABLE—NET

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,
	2010	2009

Accounts receivable	689,260	649,821
Allowance for doubtful accounts	(33,368)	(30,937)

Total accounts receivable—net	655,892	618,884

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2010	2009

Balance as of January 1	30,937	29,069
Increases	3,701	1,417
Decreases	(3,730)	(1,314)
Translation difference and other	2,460	1,765

Balance as of December 31	33,368	30,937

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2010, the gross amount of accounts receivable was equal to Euro 689,260 thousand (Euro 649,821 thousand as of December 31, 2009), including an amount of Euro 18,922 thousand covered by insurance and other guarantees (2.7 percent of gross receivables). The bad debt fund as of December 31, 2010 amounted to Euro 33,368 thousand (Euro 30,937 thousand as of December 31, 2009).

        Write-downs of accounts receivable are determined in accordance with the Group credit policy described in note 3 "Financial Risks."

        Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

        The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

        The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

6. ACCOUNTS RECEIVABLE—NET (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts		Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2010 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	543,690	(5,753)	537,937	46,295	30,628	15,668
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	26,734	(1,822)	24,912	6,385	1,304	5,082
Receivables of the Wholesale segment classified as RISK	24,485	(19,773)	4,712	3,179	98	3,081
Receivables of the Retail segment	94,351	(6,020)	88,331	10,405	6,441	3,964

Totals	689,260	(33,368)	655,892	66,265	38,470	27,794

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

6. ACCOUNTS RECEIVABLE—NET (Continued)

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts		Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2009 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	529,433	—	529,433	52,940	30,538	22,402
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	13,423	(1,433)	11,990	3,897	830	3,067
Receivables of the Wholesale segment classified as RISK	23,518	(23,466)	52	—	—	—
Receivables of the Retail segment	83,447	(6,038)	77,409	13,030	205	12,825

Totals	649,821	(30,937)	618,884	69,867	31,573	38,294

        As of December 31, 2010, the amount of overdue receivables which were not included in the bad debt fund was equal to 9.6 percent of gross receivables (10.8 percent as of December 31, 2009) and 10.1 percent of receivables net of the bad debt fund (11.3 percent as of December 31, 2009). The Group does not expect any additional losses over amounts already provided for.

7. INVENTORY—NET

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31,
	2010	2009

Raw materials	115,277	112,760
Work in process	52,507	52,368
Finished goods	518,804	440,927
Less: Inventory obsolescence reserves	(96,552)	(81,392)

Total	590,036	524,663

        The increase of total inventory in 2010 as compared to 2009 is mainly due to increased production in the Chinese manufacturing facility as well as to fluctuations in currency exchange rates.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

8. OTHER ASSETS

        Other assets comprise the following items (amounts in thousands of Euro):

	As of December 31,
	2010	2009

Sales taxes receivable	32,524	26,104
Short-term borrowings	860	806
Accrued income	1,501	1,272
Receivables for royalties	2,078	2,229
Other financial assets	26,364	43,545
Total financial assets	63,327	73,956
Income taxes receivable	70,720	33,413
Advances to suppliers	9,487	1,545
Prepaid expenses	66,399	61,424
Other assets	16,825	28,027
Total other assets	163,431	124,409

Total other assets	226,759	198,365

        Other financial assets are composed of receivables from foreign currency derivatives amounting to Euro 1.5 million as of December 31, 2010 (Euro 1.0 million as of December 31, 2009), as well as other financial assets of the North America retail division totaling Euro 8.7 million as of December 31, 2010 (Euro 17.2 million as of December 31, 2009).

        The increase in the income taxes receivable is mainly due to timing of payments made by certain U.S. subsidiaries to tax authorities which are expected to be utilized during the first half of 2011.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 16.8 million as of December 31, 2010 (Euro 28.0 million as of December 31, 2009).

        Prepaid expenses mainly relates to the timing of payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

NON-CURRENT ASSETS

9.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment are reported below (amounts in thousands of Euro):

	Land and buildings, including leasehold improvements
		Machinery and equipment
				Other equipment
			Aircraft		Total

As of January 1, 2009	494,538	348,618	34,127	293,697	1,170,980
Increases	33,709	65,633	—	101,067	200,409
Decreases	(5,200)	(2,628)	(177)	(3,623)	(11,628)
Translation differences and other	1,487	38,900	—	(47,782)	(7,395)
Depreciation expense	(53,015)	(84,729)	(1,593)	(63,057)	(202,394)

Balance as of December 31, 2009	471,519	365,794	32,357	280,302	1,149,972

of which:
Historical cost	766,625	880,851	39,814	554,479	2,241,769
Accumulated depreciation	(295,106)	(515,057)	(7,457)	(274,177)	(1,091,797)

Total	471,519	365,794	32,357	280,302	1,149,972

Increases	26,262	93,904	—	110,192	230,358
Decreases	(1,031)	(2,013)	—	(5,877)	(8,921)
Translation differences and other	25,547	36,552	(148)	10,639	72,590
Depreciation expense	(54,972)	(127,014)	(1,582)	(31,302)	(214,870)

Total balance as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130

of which:
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)

Total	467,325	367,223	30,627	363,954	1,229,130

        Of the total depreciation expense of Euro 214.9 million (Euro 202.4 million and Euro 190.6 million in 2009 and 2008, respectively), Euro 60.4 million (Euro 55.5 million and Euro 57.6 million in 2009 and 2008, respectively) is included in cost of sales, Euro 102.5 million (Euro 96.0 million and Euro 96.5 million in 2009 and 2008, respectively) in selling expenses, Euro 5.1 million (Euro 5.0 million and Euro 0.6 million in 2009 and 2008, respectively) in advertising expenses and Euro 47.0 million (Euro 45.9 million and Euro 35.9 million in 2009 and 2008, respectively) in general and administrative expenses.

        Other equipment includes Euro 91.3 million for assets under construction as of December 31, 2010 (Euro 49.2 million as of December 31, 2009) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 228.4 million and Euro 238.5 million as of December 31, 2010 and December 31, 2009, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

10.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in goodwill and intangible assets as of December 31, 2010 and 2009 were as follows (amounts in thousands of Euro):

		Trade names and trademarks		Customer relations, contracts and lists
			Distribution network		Franchise agreements
	Goodwill					Other	Total

As of January 1, 2009
Historical cost	2,728,901	1,318,736	81,087	215,868	20,619	44,976	4,410,187
Accumulated amortization	(38,554)	(394,612)	(15,179)	(20,205)	(3,870)	(15,923)	(488,343)

Total	2,690,347	924,124	65,908	195,663	16,749	29,053	3,921,844

Increases	—	—	—	—	—	441	441
Decreases	(7,239)	—	(300)	—	—	(1,874)	(9,413)
Acquisitions	5,077	576	—	—	—	—	5,653
Translation differences and other	651	6,873	(1,793)	(4,470)	(456)	2,436	3,241
Amortization expense	—	(58,867)	(3,539)	(15,075)	(1,029)	(4,541)	(83,051)

Balance as of December 31, 2009	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amortization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)

Total	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Increases	—	308	—	—	—	957	1,265
Decreases	—	—	—	—	—	—	—
Acquisitions	21,465	—	2,494	—	—	—	23,959
Translation differences and other	200,528	66,064	4,375	12,574	1,117	3,999	288,657
Impairment and Amortization expense	(20,432)	(61,881)	(3,854)	(15,296)	(1,082)	(4,646)	(107,192)

Balance as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	45,094	4,754,800
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(19,270)	(709,396)

Total	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

        The increase of goodwill is mainly due to the acquisition of OF Pty LTD group. The acquisition included 47 corporate stores and 9 franchises. Total consideration paid was approximately Euro 14.6 million. The acquisition was accounted for according to IFRS 3 (Revised). The Group used various method to calculate the fair value of assets acquired and liabilities assumed The goodwill recorded in the consolidated financial statements as of December 31, 2010 totals Euro 14.6 million. No intangibles associated to the business combinations were realized. The purchase price allocation has not been finalized as of December 31, 2010 and will be reflected in the 2011 financial statements.

        Amortization expense of Euro 107.2 million (Euro 83.1 million and Euro 73.9 million in 2009 and 2008, respectively) is included in general and administrative expenses for Euro 106.2 million (Euro 83.1 million and Euro 73.9 million in, 2009 and 2008, respectively) and in cost of sales for

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

10.  GOODWILL AND INTANGIBLE ASSETS—NET (Continued)

Euro 1.0 million (Euro 0 million in 2009 and 2008). Amortization expense for goodwill relates to the impairment loss recorded in the Retail distribution segment in 2010 for Euro 20.4 million.

Impairment of goodwill

        Pursuant to IAS 36 Impairment of Assets, the Group has identified the following four cash-generating units: Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group.

        The value of goodwill allocated to each cash-generating unit is reported in the following table (amounts in thousands of Euro):

	2010	2009

Wholesale	1,116,119	1,054,956
North America retail	1,372,638	1,292,685
Asia-Pacific retail	358,317	303,262
Retail—other	43,323	37,932

Total	2,890,397	2,688,835

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America cash-generating units, since the value of goodwill allocated to these two units is a significant component of the total Group goodwill.

        The recoverable amount of each cash-generating unit has been verified by comparing its net assets carrying amounts to its value in use.

        The main assumptions for determining the value in use are reported below and refer to both cash-generating units:

  •
  Growth rate: 2 percent; and

  •
  Discount rate: 7.6 percent.

        This growth rate is in line with the rate of the manufacturing sector of the countries in which the Group operates. The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighed Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, therefore, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies were taken into account.

        The recoverable amount of cash-generating units has been determined by utilizing cash flow forecasts based on the three-year plan for the 2011-2013 period, prepared by management on the basis of the results attained in previous years as well as management expectations—split by geographical area—on future trends in the eyewear market for both the Wholesale and Retail distribution segments. The time period of cash flows was extended to the 2014-2015 period by creating forecasts on the basis of the growth rate reported above. At the end of the cash flow forecasting period, a terminal value was estimated in order to reflect the value of the cash-generating unit after the period of the plan. The terminal

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

10.  GOODWILL AND INTANGIBLE ASSETS—NET (Continued)

values were calculated as a perpetuity at the same growth rate, as described above, and represent the present value, in the last year of the forecast, of all future perpetual cash flows. In particular, it should be noted that, in accordance with the provisions of paragraph 71 of IAS 36, future cash flows of the cash-generating units in the Retail distribution segment were adjusted in order to reflect the transfer prices at market conditions. This adjustment was made since the cash- generating units belonging to this segment generate distinct and independent cash flows whose products are sold within an active market. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. No external impairment indicators were identified which could highlight potential risks of impairment. In percentage terms, the surplus of the recoverable amount of the cash-generating unit over its carrying amount was equal to 115 percent and 182 percent of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively: It should be noted that (i) the discount rate which makes the recoverable amount of the cash generating units equal to their carrying amount is approximately 13 percent for Wholesale and 17 percent for Retail North America and (ii) the growth rate which makes the recoverable amount of the cash-generating units equal to their carrying amounts would be negative.

        In addition, any reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e. growth rate changes of +/-1 percent and discount rate changes of +/-0.5 percent) would not significantly affect the impairment test results.

        For fiscal 2010, the impairment test of goodwill for the retail Asia-Pacific cash-generating unit has resulted in an impairment loss of Euro 20.4 million. The impairment loss has been recorded in the "general and administrative" line within the consolidated statement of income. This impairment loss is not considered material as compared to the total amount of the Group's goodwill.

        The impairment noted above is due mostly to the economic uncertainties of the Australia-New Zealand, region, which resulted in an increase in competition, and adverse weather conditions which occurred in late 2010 causing the performance of the Asia-Pacific cash-generating units to be lower than expected. In view of this management revised the expected cash flows to reflect additional investment and expected delays in the achievement of planned targets.

11.  INVESTMENTS

        Investments amounted to Euro 54.1 million (Euro 46.3 million as of December 31, 2009). The balance as of 2010 and 2009 mainly includes the 40 percent ownership in Multiopticas Internacional S.L. (MOI). Under the terms of the agreement the Group has a call option for the remaining 60 percent of MOI. The call option will be exercisable by the Group at a price to be determined on the basis of MOI's sales and EBITDA values at the time of the exercise. The increase as compared to 2009 is primarily due to the agreement with a third party entered into in February 2010 by which the third party manages the company, Eyebiz Pty Limited (Eyebiz), which serves as the Group's Sydney-based optical lens finishing laboratory. As a result of the transaction Eyebiz has become an associate of the Group. The Group has a 30 percent ownership in Eyebiz. The investment in Eyebiz is accounted for according to the equity method in the consolidated financial statements of the Group as of December 31, 2010.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

12.  OTHER NON-CURRENT ASSETS

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Other financial assets	34,014	18,026
Other assets	114,111	129,565

Total other non-current assets	148,125	147,591

        Other financial assets primarily include security deposits totaling Euro 24.8 million (Euro 10.5 million as of December 31, 2009).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 106.1 million (Euro 122.9 million as of December 31, 2009).

13. DEFERRED TAX ASSETS

        Deferred tax assets were Euro 364.3 million and Euro 356.7 million as of December 31, 2010 and December 31, 2009, respectively. Deferred tax assets primarily refer to temporary differences between the tax base and the book value of inventories, intangible assets, pension funds and net loss carry forwards.

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Inventories	72,448	54,992
Insurance and other reserves	11,666	14,393
Net operating loss carry forwards	26,546	43,499
Rights of return	9,148	8,085
Deferred tax on derivatives	18,711	17,903
Employee-related reserves (Including pension liability)	73,837	73,432
Occupancy reserves	17,875	17,979
Trade names	72,831	76,971
Fixed assets	9,201	10,626
Other	52,038	38,826

Total deferred tax assets	364,300	356,706

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

CURRENT LIABILITIES

14. SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2010 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        The book value of bank overdrafts is approximately equal to their fair value.

15. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in note 19 "Long-term debt."

16. ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is fully payable within 12 months, is detailed below:

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Accounts payable	399,353	308,499
Invoices to be received	138,389	126,105

Total	537,742	434,604

        The carrying value of accounts payable is approximately equal to their fair value.

17. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Current year income taxes payable fund	77,425	27,901
Income taxes advance payment	(17,358)	(16,697)

Total	60,067	11,204

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

18. OTHER LIABILITIES

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Premiums and discounts to suppliers	27,507	24,179
Sales commissions	1,135	1,775
Leasing rental	22,370	16,051
Insurance	9,255	9,476
Sales taxes payable	35,994	36,336
Salaries payable	183,559	155,101
Due to social security authorities	26,156	21,483
Sales commissions payable	7,154	3,363
Royalties payable	1,602	1,096
Other financial liabilities	125,858	192,849

Total financial liabilities	440,590	461,709

Deferred income	1,356	1,480
Customers' right of return	27,744	27,334
Advances from customers	53,835	36,680
Other liabilities	25,755	26,933

Total liabilities	108,690	92,427

Total other current liabilities	549,280	554,136

        The decrease of other financial liabilities is primarily due to the payment in May 2010 of the purchase price of Euro 61.8 million for the acquisition of the non-controlling interest in the Group's Turkish subsidiary (Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi).

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

  •
  provisions for long-term insurance risk of Euro 1.0 million as of December 31, 2010 (Euro 1.9 million as of December 31, 2009);

  •
  provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 6.7 million as of December 31, 2010 (Euro 7.6 million as of December 31, 2009), which are based upon advertising expenses that the Group is required to incur under license agreements; and

  •
  provisions for various legal disputes which have occurred in the ordinary course of business totaling Euro 5.2 million as of December 31, 2010 (Euro 1.0 million as of December 31, 2009).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

NON-CURRENT LIABILITIES

19. LONG-TERM DEBT

        Long-term debt consists of the following (amounts in thousands of Euro):

	As of December 31, 2010	As of December 31, 2009

Luxottica Group S.p.A. credit agreements with various financial institutions(a)	545,552	544,585
Senior unsecured guaranteed notes(b)	943,112	205,297
Credit agreement with various financial institutions(c)	242,236	750,228
Credit agreement with various financial institutions for Oakley acquisition(d)	897,484	1,062,816
Short-term capital lease obligations	1,141	970
Other loans with banks and other third parties, including long-term capital lease obligations, interest at various rates, payable in installments through 2014(e)	3,112	4,179
Total	2,632,637	2,568,075
Less: Current maturities	197,566	166,279
Long-Term Debt	2,435,071	2,401,796

(a)
In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. The new facility consists of a 2-year unsecured credit facility that is a revolving loan providing borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of December 31, 2010, this facility was not used.

  On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility will require repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.531 percent as of December 31, 2010). As of December 31, 2010, Euro 250.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010.

  In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

  schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately Euro (2.6) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately Euro (1.5) million, net of taxes.

  On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the "Net Debt/EBITDA" ratio (2.308 percent as of December 31, 2010). As of December 31, 2010, Euro 300.0 million was borrowed under this credit facility.

(b)
On September 3, 2003, US Holdings closed a private placement of U.S. $300 million (Euro 224.5 million at the exchange rate as of December 31, 2010) of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008, while the Series C Notes matured on September 3, 2010. As of December 31, 2010 the Notes had been repaid in full.

  On July 1, 2008, US Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2010. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (described in (d) below).

  On January 29, 2010, US Holdings closed a private placement of U.S. $175 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50 million, U.S. $50 million and U.S. $75 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

  Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2010. The proceeds from the January 2010 Notes received on January 29, 2010, were used for general corporate purposes.

  On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. The proceeds from the September 2010 Notes received on September 30, 2010, were used for general corporate purposes.

  On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt.

(c)
On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and U.S. $325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on December 31, 2010 was 0.589 percent for Tranche B while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

  compliance with those covenants as of December 31, 2010. Under this credit facility, Euro 243.2 million was borrowed as of December 31, 2010.

  During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately U.S. $(9.1) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately U.S. $(7.8) million, net of taxes.

(d)
On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50 million on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.589 percent for Facility D and 0.602 percent for Facility E on December 31, 2010). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. U.S. $1.2 billion was borrowed under this credit facility as of December 31, 2010.

  During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately U.S. $(22) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately U.S. $(13.5) million, net of taxes.

  During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700 million with various

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

  banks ("Tranche D Swaps"), which will start to decrease by U.S. $50 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately U.S. $(12.2) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these hedges in fiscal 2011 is approximately U.S. $(8.5) million, net of taxes.

  The short-term bridge loan facility was for an aggregate principal amount of U.S. $500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. US Holdings prepaid U.S. $25 million on September 8, 2010 and the remaining U.S. $50 million on October 12, 2010. As of December 31, 2010, this credit facility had been repaid in full.

  The fair value of long-term debt as of December 31, 2010 was equal to Euro 2,629.2 million. The fair value of the debts was equal to the present value of future cash flows, calculated by utilizing the market rate that is currently available for similar debt and modified in order to take into account the credit rating of the Company.

  As of December 31, 2010, the Group had unused committed (revolving) credit lines for Euro 875 million.

(e)
Other loans consist of several small credit agreements which are not material.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

        Long-term debt, including capital lease obligations, as of December 31, 2010 matures as follows:

Years ended December 31, (Amounts in thousands of Euro)

2011	197,566
2012	521,958
2013	690,736
2014	300,257
2015 and subsequent years	921,808
Effect deriving from the adoption of the amortized cost method	312

Total	2,632,637

        The net financial position is defined below:

		December 31,
(Amounts in thousands of Euro)		2010	2009

A	Cash and cash equivalents	679,852	380,081
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	679,852	380,081
E	Current Investments	—	—
F	Short-term borrowings	158,648	148,951
G	Current portion of long-term debt	197,566	166,279
H	Other liabilities	—	—
I	Current Financial Liabilities (F) + (G) + (H)	356,214	315,230
J	Net Current Financial Liabilities (I) – (E) – (D)	(323,638)	(64,851)
K	Long-term debt	1,491,959	2,204,229
L	Notes payable	943,112	197,567
M	Other non-current liabilities	—	—
N	Total Non-current Financial Liabilities (K) + (L) + (M)	2,435,071	2,401,796
O	Net Financial Position(J) + (N)	2,111,433	2,336,945

        Our net financial position with respect to related parties is not material.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

20.  LIABILITY FOR TERMINATION INDEMNITIES

        Liabilities for termination indemnity were equal to Euro 45.4 million (Euro 44.6 million as of December 31, 2009).

        This item primarily includes the liabilities related to the post-employment benefits of the Italian companies' employees (hereinafter "TFR"), accounted for in accordance with Article 2120 of the Italian Civil Code.

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        The liabilities as of December 31, 2010 amounted to Euro 37.8 million (Euro 37.8 million as of December 31, 2009).

        Contribution expense was Euro 16.2 million, Euro 15.0 million and Euro 14.9 million for the years 2010, 2009 and 2008, respectively.

        In application of Accounting Principle IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2010	2009

ECONOMIC ASSUMPTIONS
Discount rate	4.60%	5.10%
Annual TFR increase rate	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

20.  LIABILITY FOR TERMINATION INDEMNITIES (Continued)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2010	2009	2008

Liabilities at the beginning of the period	37,829	39,712	34,409
Expenses for interests	1,929	2,090	2,223
Actuarial loss (income)	1,575	(819)	1,246
Benefits paid	(3,495)	(3,154)	(4,163)

Liabilities at the end of the period	37,838	37,829	39,712

21.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 429.8 million and Euro 396.0 million, respectively, as of December 31, 2010 and December 31, 2009.

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Dividends	5,689	10,813
Trade name	236,346	225,678
Fixed assets	76,940	51,642
Other intangibles	91,357	98,811
Other	19,516	9,105

Total	429,848	396,048

        Deferred tax liabilities primarily refer to temporary differences between the tax base and the book value of intangible and fixed assets.

22.  OTHER NON-CURRENT LIABILITIES

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Provision for risk	82,855	99,050
Other liabilities	113,077	113,517
Other financial liabilities	114,658	137,461

Total other non-current liabilities	310,590	350,028

        The provision for risks primarily includes:

        1.     accruals for "self-insurance" covering specific risks, amounting to Euro 26.9 million (Euro 25.2 million as of December 31, 2009);

        2.     accruals for various legal disputes arising from normal business activities, totaling Euro 6.0 million (Euro 3.0 million as of December 31, 2009); and

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        3.     accruals for tax liabilities of Euro 37.5 million (Euro 51.3 million as of December 31, 2009). The decrease is primarily related to certain contingent tax liabilities for Euro 19.9 million originally recorded as part of the 2006 sale of our Things Remembered retail business, which either settled or expired. The release of the provision has been recorded in the discontinued operations line within the consolidated statement of income as of December 31, 2010. The entire discontinued operations relate to release of the tax reserve noted above.

        Other liabilities primarily include the liabilities for U.S. pension funds.

        The decrease of other financial liabilities as of December 31, 2010 as compared to December 31, 2009 was mainly due to the payment of the financial liabilities relating to the purchase of the remaining non-controlling interests in our subsidiary SGH UK Ltd., which occurred on July 30, 2010 (the financial liabilities were Euro 31.2 million at December 31, 2009).

        Information regarding post-employment employee benefits is provided below.

Pension funds

        Qualified Pension Plans—US Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of US Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan.

        Nonqualified Pension Plans and Agreements—US Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        US Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        The following tables provide key information pertaining to the Lux Plan and SERPs (amounts in thousands of Euro):

	Obligations and Funded Status
	Pension Plan			SERPs
	2010	2009	2008	2010	2009	2008

Change in benefit obligations:
Benefit obligation—beginning of period	334,015	313,520	272,611	11,299	12,014	10,361
Service cost	18,640	18,443	17,344	367	466	552
Interest cost	21,700	19,476	17,476	627	664	718
Actuarial (gain)/loss	26,417	1,952	359	455	(1,142)	102
Settlement loss	—	—	—	81	—	—
Benefits paid	(14,152)	(9,545)	(9,142)	(23)	(367)	(289)
Settlements	—	—	—	(2,293)	—	—
Translation difference	22,696	(9,831)	14,872	827	(336)	570

Benefit obligation—end of period	409,316	334,015	313,520	11,340	11,299	12,014

	Pension Plan			SERPs
	2010	2009	2008	2010	2009	2008

Change in plan assets:
Fair value of plan assets—beginning of period	238,168	184,379	224,534	—	—	—
Expected return on plan assets	21,185	15,205	17,720	—	—	—
Actuarial gain/(loss) on plan assets	14,462	23,790	(73,341)	—	—	—
Employer contribution	39,164	31,267	16,318	2,316	367	289
Benefits paid	(14,152)	(9,546)	(9,142)	(23)	(367)	(289)
Translation difference	15,675	(6,927)	8,290	(2,293)	—	—

Fair value of plan assets—end of period	314,501	238,168	184,379	—	—	—

Unfunded status—end of period	94,815	95,847	129,141	11,340	11,299	12,014

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        Amounts to be recognized in the statement of financial position and profit or loss along with actual return on assets were as follows (amounts in thousands of Euro):

	Pension Plan			SERPs
	2010	2009	2008	2010	2009	2008

Amounts recognized in the statement of financial position:
Liabilities:
Present value of the obligation	409,316	334,015	313,520	11,340	11,299	12,014
Fair value of plan assets	314,501	238,168	184,379	—	—	—
Liability recognized in statement of financial position	94,815	95,847	129,141	11,340	11,299	12,014

Accumulated other comprehensive income:
Net gain/(loss), beginning of year	(63,659)	(87,429)	(9,107)	(2,627)	(3,849)	(3,545)
Asset gain/(loss)	14,462	23,790	(73,341)	—	—	—
Liability experience gain/(loss)	1,744	(1,761)	(4,380)	421	1,228	(948)
Liability assumption change gain/(loss)	(28,161)	(191)	4,020	(875)	(86)	825
Translation difference	(4,527)	1,932	(4,621)	(187)	80	(181)
Accumulated other comprehensive income, end of year	(80,141)	(63,659)	(87,429)	(3,268)	(2,627)	(3,849)

Service cost	18,640	18,443	17,344	367	466	552
Interest cost	21,700	19,476	17,476	628	663	718
Expected return on plan assets	(21,185)	(15,204)	(17,720)	—	—	—
Settlement loss	—	—	—	81	—	—
Expense recognized in profit or loss	19,156	22,715	17,100	1,076	1,129	1,270

Actual return on assets:
Expected return on assets	21,185	15,205	17,720	—	—	—
Actuarial gain/(loss) on plan assets	14,462	23,790	(73,341)	—	—	—
Actual return on assets	35,646	38,995	(55,621)	—	—	—

        During 2010, the Lux SERP plan settled a portion of its benefit obligations through lump sum cash payments to certain plan participants. As a result of this action, the projected benefit obligation was re-measured as of July 1, 2010. US Holdings recognized an actuarial loss of Euro 81 thousand in earnings at the time of re-measurement.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        The following tables show the main assumptions used to determine the period benefit cost and the benefit obligation.

	Pension Plan		SERPs
	2010	2009	2010	2009

Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.50%	6.15%	5.50%	6.15%
Rate of compensation increase	5% / 3% / 2%	4% / 3% / 1%	5% / 3% / 2%	4% / 3% / 1%
Expected long-term return on plan assets	8.00%	8.00%	N/A	N/A

	Pension Plan
	2010	2009	2008

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.50%	6.15%	6.30%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	4% / 3% / 1%	6% / 5% / 4%
Mortality table	RP-2000	RP-2000	RP-2000

	SERPs
	2010	2009	2008

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate:
For the year ended December 31	N/A	6.15%	6.30%
For the period prior to re-measurement	6.15%	N/A	N/A
For the period after re-measurement	5.50%	N/A	N/A
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	4% / 3% / 1%	6% / 5% / 4%
Mortality table	RP-2000	RP-2000	RP-2000

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        Defined benefit plan data for the current and previous four annual periods are as follows:

(Amounts in thousands of Euro)	2010	2009	2008	2007	2006

Pension Plans:
Defined benefit obligation	409,316	334,015	313,520	272,611	277,468
Fair value of plan assets	314,501	238,168	184,379	224,533	224,262
Plan surplus/(deficit)	94,815	95,847	129,141	48,078	53,206
Plan liabilities experience gain/(loss)	1,744	(1,761)	(4,379)	(5,212)	(6,414)
Plan assets experience gain/(loss)	14,462	23,790	(73,341)	(2,619)	3,698
SERPs:
Defined benefit obligation	11,340	11,299	12,015	10,361	8,512
Fair value of plan assets	—	—	—	—	—
Plan surplus/(deficit)	(11,340)	(11,299)	(12,015)	(10,361)	(8,512)
Plan liabilities experience gain/(loss)	421	1,228	(927)	2,039	(1,799)
Plan assets experience gain/(loss)	—	—	—	—	—

        The Group's discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least U.S. $250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate.

        The Group uses an assumption for salary increases based on a graduated approach of historical experience. The Group's experience shows salary increases that typically vary by age.

        In developing the long-term rate of return assumption, the Group considers its asset allocation. The Group analyzed historical rates of return being earned for each asset category over various periods of time. Additionally, the Group considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions.

        Plan Assets—The Lux Pension Plan's investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary's investment decisions are made, establish standards to measure the investment manager's and investment consultant's performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan's assets at 40 percent Large Cap U.S. Equity, 10 percent Small Cap

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

U.S. Equity, 15 percent International Equity, and 35 percent Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset Category	Minimum	Maximum

Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	—	5%

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 ("ERISA") Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants based on current market conditions. During 2010, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

        Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and passive strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks an index fund. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are prohibited from being held in the Lux Pension Plan's trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts ("ADR") or common stock of the Group. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

        Quoted market prices are used to measure the fair value of plan assets, when available. If quoted market prices are not available, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value are necessary.

        Contributions—US Holdings expects to contribute Euro 48,104 thousand to its pension plan and Euro 421 thousand to the SERP in 2011.

        Other Benefits—US Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2010 and 2009 was Euro 1,880 thousand and Euro 1,360 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        US Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its U.S. subsidiaries:

        a)    US Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2010 and 2009, the accrued liability related to these benefits was Euro 582 thousand and Euro 627 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

        b)    US Holdings established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 848 thousand and Euro 869 thousand at December 31, 2010 and 2009, respectively, is included in other long-term liabilities in the consolidated statement of financial position.

        The Group continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation. The Group's accrued liability related to this obligation as of December 31, 2010 and 2009 was Euro 3,642 thousand and Euro 3,045 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

        Health Benefit Plans—US Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, US Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 3,277 thousand and Euro 3,482 thousand at December 31, 2010 and 2009, respectively, is included in other long-term liabilities on the consolidated statement of financial position.

        The cost of this plan in 2010 and 2009 as well as the 2011 expected contributions are immaterial.

        For 2011, a 9.5 percent (10.0 percent for 2010) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5 percent for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0 percent increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.5 percent at December 31, 2010 and 6.15 percent at December 31, 2009.

        The weighted-average discount rate used in determining the net periodic benefit cost for 2010, 2009 and 2008 was 6.15 percent, 6.3 percent and 6.5 percent, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A., as of December 31, 2010, amounts to Euro 27,964,632.60 and is comprised of 466,077,210 ordinary shares with a par value of Euro 0.06 each.

        As of January 1, 2010, the share capital amounted to Euro 27,863,182.98 and was comprised of 464,386,383 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 1,690,827 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital grew by Euro 101,449.62 during 2010.

        The total options exercised in 2010 were 1,690,827, of which 164,400 refer to the 2001 Plan, 482,350 refer to the 2002 Plan, 221,200 refer to the 2003 Plan, 368,877 refer to the 2004 Plan, 235,000 refer to the Extraordinary 2004 Plan, and 219,000 refer to the 2005 Plan.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve is equal to Euro 112.5 million (Euro 82.7 million as of December 31, 2009). The increase is due to the share buyback programs approved at the stockholders' meeting on October 29, 2009 ("2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Share Plan.

        Under the 2009 Program, the Company purchased in 2010 on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) an aggregate amount of 3,355,726 shares at an average price of Euro 19.85 for an aggregate amount of Euro 66,625,044.

        In parallel with the purchases of shares by the Company Arnette Optic Illusions, Inc. ("Arnette"), a U.S. subsidiary, sold on the MTA 3,669,962 Luxottica Group ordinary shares at an average price of Euro 20.12 for an aggregate amount of Euro 73,823,196.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

24.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounts to Euro 13,029 thousand and Euro 16,376 thousand as of December 31, 2010 and December 31, 2009, respectively. The decrease is primarily due to the payment of dividends of Euro 9,208 thousand, partially offset by results for the period equal to Euro 5,072 thousand.

25.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

Interest Expense	2010	2009	2008

Interest expense on bank overdrafts	(1,776)	(4,620)	(15,687)
Interest expense on loans	(99,028)	(99,382)	(102,333)
Interest expense on derivatives	(3,950)	(1,820)	(2,792)
Other interest expense	(2,233)	(3,310)	(2,190)

Total interest expense	(106,987)	(109,132)	(123,002)

Interest Income	2010	2009	2008

Interest income on bank accounts	4,231	4,005	7,920
Interest income on securities	829	436	2,962
Interest on derivatives	1,536	776	894
Interest income on loans	1,898	1,670	1,489

Total interest income	8,494	6,887	13,265

Other—net from derivative financial instruments and translation differences	(3,287)	(349)	(10,378)
Other—net	(4,843)	(3,707)	(23,153)

Total other—net	(8,130)	(4,056)	(33,531)

        As of December 31, 2008, Other—net included the loss on the sale of a financial receivable received upon the sale of Things Remembered for a total amount of Euro 22.8 million.

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

Income Tax Provision (Amounts in thousands of Euro)	2010	2009	2008

Current taxes	(217,772)	(168,117)	(179,461)
Deferred taxes	(447)	8,229	(11,038)

Total income tax provision	(218,219)	(159,888)	(190,499)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

25.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

        The reconciliation between the Italian Statutory tax rate and the effective rate is shown below:

	As of December 31,
	2010	2009	2008

Italian statutory tax rate	31.4%	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	1.4%	(0.3)%	(1.7)%
Non deductible impairment loss	1.1%	—	—
Aggregate other effects	2.1%	3.3%	2.7%

Effective rate	36.0%	34.4%	32.4%

        The Company does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2010 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

26.  COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements—which typically have terms ranging from 3 to 10 years—the Group is required to pay a royalty generally ranging from 5 percent to 14 percent of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5 percent and 10 percent of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alternation and, under certain conditions, a change in control of Luxottica Group S.p.A.

        On March 31, 2010, Luxottica Group announced a three-year renewal of its exclusive license agreement with Jones Apparel Group for the design, production and worldwide distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement extends the license through December 2012 with an option for further renewal. The terms and conditions of this agreement are in line with the prior agreement.

        On March 31, 2010, Luxottica Group announced a five-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The new agreement runs through December 2014 with an option for a further five-year extension under the same terms. The terms and conditions of this Agreement are in line with the prior agreement.

        On May 27, 2010, Luxottica Group announced a ten-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Bvlgari brand. The new agreement runs from January 1, 2011 through December 31, 2020.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26.  COMMITMENTS AND RISKS (Continued)

        On October 5, 2010, Luxottica Group announced the signing of a license agreement for the design, manufacturing and global distribution of sun and prescription eyewear under the Coach, Coach Poppy and Reed Krakoff brands beginning January 1, 2012. Such agreement includes renewal options.

        Minimum payments required in each of the years subsequent to December 31, 2010 are detailed as follows (Amounts in thousands of Euro):

Years ending December 31:

2011	69,938
2012	64,205
2013	56,924
2014	43,348
2015	35,969
Subsequent years	122,028

Total	392,412

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2011 and 2025 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2010	2009	2008

Minimum lease payments	254,958	290,795	288,743
Additional lease payments	66,898	57,700	55,464
Sublease payments	(26,611)	(28,517)	(26,017)

Total	295,245	319,978	318,190

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26.  COMMITMENTS AND RISKS (Continued)

        Future rental commitments are as follows:

Years ending December 31: (Amounts in thousands of Euro)

2011	270,231
2012	236,574
2013	200,421
2014	171,940
2015	136,946
Subsequent years	268,877

Total	1,284,989

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in Macy's department stores in the U.S. subsequent to an agreement entered into with Macy's Inc. on December 4, 2009. As of December 31, 2010, the Group operated approximately 470 Sunglass Hut departments in Macy's.

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2010 are as follows:

Years ending December 31: (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2011	7,266	1,637	14,651
2012	1,936	—	5,339
2013	—	—	1,373
2014	—	—	362
Subsequent years	—	—	234

Total	9,202	1,637	21,959

Guarantees

        The United States Shoe Corporation, a wholly owned subsidiary within the Group, has guaranteed the lease payments for six stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2010, the Group's maximum liability amounted to Euro 4.0 million (Euro 4.7 million at December 31, 2009).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26. COMMITMENTS AND RISKS (Continued)

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.5 million (U.S. $2.0 million) at December 31, 2010 (Euro 3.8 million at December 31, 2009). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2010 and 2009.

Credit lines

        As of December 31, 2010 and 2009, the Group had unused short-term lines of credit of approximately Euro 559.8 million and Euro 542.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 327.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2010, these credit lines were utilized for Euro 0.6 million.

        US Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 97.4 million (U.S. $130.2 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2010, they were not used and there were Euro 34.0 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Outstanding standby letters of credit

        A U.S. subsidiary has obtained various standby letters of credit from banks for an aggregate amount of Euro 34.0 million and Euro 29.9 million, as of December 31, 2010 and 2009, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Litigation

        The Group and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Group's business, financial position or operating results.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26. COMMITMENTS AND RISKS (Continued)

Cole Consumer Class Action Lawsuit

        In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provided for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys' fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009. The effect of this settlement on the Group's future operations and cash flow is not material.

        Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2010, 2009 and 2008, were not material.

Oakley Stockholder Lawsuit

        On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other stockholders of Oakley, Inc. ("Oakley"), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to stockholders by approving Oakley's merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Group believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys' fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff's motion for attorneys' fees and expenses in its entirety. The court did not rule on the defendants' demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff's motion for attorneys' fees and expenses. The plaintiff appealed the Court's May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial court's decision in all respects. The plaintiff filed a petition with the California Supreme Court requesting review of the appellate court's decision. The Supreme Court denied the plaintiff's petition for review. Therefore, the appellate court's decision affirming the denial of the plaintiff's request for attorneys' fees and expenses is now final for all purposes. The Group considers this matter closed.

        Costs associated with this litigation incurred for the years ended December 31, 2010, 2009 and 2008, were not material.

Fair Credit Reporting Act Litigation

        In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26. COMMITMENTS AND RISKS (Continued)

plaintiff brought suit on behalf of a class of Oakley's customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys' fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009. The effect of this settlement on the Group's future operations and cash flow is not material.

        Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2010, 2009 and 2008, were not material.

Texas LensCrafters Class Action Lawsuit

        In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. (now Luxottica Retail North America, Inc.) and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act ("TOA") and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleged that LensCrafters attempted to control the optometrists' professional judgment and that certain terms of the optometrists' sub-lease agreements with LensCrafters violated the TOA. The suit sought recovery of a civil penalty of up to U.S. $1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys' fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters' sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants' motion to transfer venue. On January 11, 2010, plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from LensCrafters in Texas.

        On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice. The effect of this settlement on the Group's future operations and cash flow is not material.

        Costs associated with the litigation for the years ended December 31, 2010, 2009 and 2008, were not material.

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation has concluded and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26. COMMITMENTS AND RISKS (Continued)

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Group that it has meritorious defenses against all such outstanding claims, which the Group will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

27. RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. ("RBA"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The original license expired in 2009 and was renewed for an additional five years on March 31, 2010. The Group paid royalties under the license to RBA of Euro 0.8 million, Euro 0.3 million and Euro 0.8 million in 2010, 2009 and 2008, respectively.

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11 percent of the shares of the Company, equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2010, 1.2 million options from this grant were exercised. As of December 31, 2010, 8.1 million options were outstanding.

        A summary of related party transactions as of December 31, 2010, 2009 and 2008 is provided below.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related Parties As of December 31, 2010 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	112	731	—	59
Multiopticas Group	9,161	148	2,434	2,510
Eyebiz Laboratories Pty Limited	—	33,941	616	14,054
Others	275	801	269	—

Total	9,548	35,621	3,319	16,623

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

27. RELATED PARTY TRANSACTIONS (Continued)

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related Parties As of December 31, 2009 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	122	965	—	432
Multiopticas Group	5,358	—	2,469	—
Others	8	576	16	—

Total	5,488	1,541	2,485	432

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related Parties As of December 31, 2008 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	129	1,198	10	68
Partimmo S.r.L.	—	93	—	—
Cav. Leonardo Del Vecchio	120	—	8	—
Optika Holdings Limited	3,224	—	1,764	—
Roberto Chemello	—	5,140	—	2,570
Others	529	613	1,838	872

Total	4,002	7,044	3,620	3,510

        Total remuneration due to key managers amounted to approximately Euro 29.0 million, Euro 27.6 million and Euro 16.5 million in 2010, 2009 and 2008, respectively.

        These costs related to key managers who were already with the Group in 2008 and 2009 and remain in service, as well as those who became key managers in 2010.

28. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2010, 2009 and 2008, respectively, amounting to Euro 402,187 thousand, Euro 299,122 thousand and Euro 390,167 thousand, to the number of outstanding shares—basic and dilutive of the Company.

        Earnings per share in 2010 were equal to Euro 0.88 compared to Euro 0.65 and Euro 0.85 in 2009 and 2008, respectively. Diluted earnings in 2010 were equal to Euro 0.87 compared to Euro 0.65 and Euro 0.85 in 2009 and 2008, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

28. EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2010	2009	2008

Weighted average shares outstanding—basic	458,711,441	457,270,491	456,563,502
Effect of dilutive stock options	1,823,956	667,311	1,280,778
Weighted average shares outstanding—dilutive	460,535,397	457,937,802	457,844,280
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	11,497,532	17,827,564	19,192,094

29. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions in 2010, 2009 and 2008.

30. DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in the consolidated statement of income amounted to Euro 47.4 thousand, Euro 482.4 thousand and Euro 857.3 thousand in 2010, 2009 and 2008, respectively.

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2010 and 2009 (amounts in thousands of Euro):

	2010		2009
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge		(53,865)		(48,632)
Forward contracts—cash flow hedge	1,484	(4,311)

Total	1,484	58,176		(48,632)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	(52,964)		(48,632)
Forward contracts—cash flow hedge

Total	—	(52,964)		(48,632)

Current portion	1,484	(5,212)		—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

30. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2008	353
Fair value adjustment of derivatives designated as cash flow hedges	(61,991)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	20,718
Amounts reclassfied to the consolidated statement of income	226
Tax effect on amounts reclassified to the consolidated statement of income	(240)

Balance as of January 1, 2009	(40,934)

Fair value adjustment of derivatives designated as cash flow hedges	(14,809)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	5,325
Amounts reclassfied to the consolidated statement of income	29,464
Tax effect on amounts reclassified to the consolidated statement of income	(9,551)

Balance as of December 31, 2009	(30,505)

Fair value adjustment of derivatives designated as cash flow hedges	(45,034)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	15,126
Amounts reclassfied to the consolidated statement of income	41,474
Tax effect on amounts reclassified to the consolidated statement of income	(14,789)

Balance as of December 31, 2010	(33,728)

Interest rate swaps

        The notional amount of the existing interest rate swap instruments still effective as of December 31, 2010 is reported in the following table:

Notional amount	Currency

1,525,000,000	USD
250,000,000	Euro

31. SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,537,918.57. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31. SHARE-BASED PAYMENTS (Continued)

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  —
  establish the terms and conditions for the underwriting of the new shares;

  —
  request the full payment of the shares at the time of their underwriting;

  —
  identify the employees to grant the options based on appropriate criteria; and

  —
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 51,794,300 options of which, as of December 31, 2010, 15,577,210 have been exercised.

        On April 29 2010, the Board of Directors granted 703,500 options to employees domiciled in the United States with a fair value of Euro 5.41 per option as well as 1,221,000 options to employees domiciled outside the United States with a fair value of Euro 5.59.

        On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the Company's 2006 and 2007 ordinary plans and the Company's 2006 performance plan, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options' exercise price was consistent with the market values of Luxottica shares being equal to the greater of the stock price on the grant date of the new options or the previous 30-day average. In connection with the reassignment of options related to the Company's 2006 and 2007 ordinary plans, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held for a total amount of 2,885,000 options. For the new options assigned to the U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.16 and Euro 2.20, respectively. For the new options assigned to the non U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.68 and Euro 2.77, respectively.

        In connection with the reassignment of options related to the Company's 2006 performance plan, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50 percent, for a total amount of 5,700,000 options.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31.  SHARE-BASED PAYMENTS (Continued)

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 ordinary plan	3,380,400	2,716,600
1999 ordinary plan	3,679,200	3,036,800
2000 ordinary plan	2,142,200	1,852,533
2001 ordinary plan	2,079,300	1,849,000
2002 ordinary plan	2,348,400	1,957,100
2003 ordinary plan	2,397,300	1,711,100
2004 ordinary plan	2,035,500	1,148,577
2005 ordinary plan	1,512,000	445,500
2006 ordinary plan(*)	1,725,000	—
2007 ordinary plan(*)	1,745,000	—
2008 ordinary plan	2,020,500	—
2009 ordinary plan	1,050,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to non-U.S. beneficiaries	2,060,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to U.S. beneficiaries	825,000	—
2010 ordinary plan	1,924,500	—
2001 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	860,000
2006 Performance Plan—U.S. beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-U.S. beneficiaries(*)	9,500,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to non-U.S. domiciled beneficiaries	4,250,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to U.S. domiciled beneficiaries	1,450,000	—
Total	51,794,300	15,577,210

(*)
The plan was reassigned in 2009.

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the "Board") (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Company performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares.

        On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares, which could be increased by 20 percent up to a maximum of 1,203,600 units, at the end of the three-year vesting period and subject to the achievement at the end of the period of certain consolidated cumulative earnings per share targets related to the three-year period from 2008 - 2010. As of December 31, 2010, the consolidated cumulative earning per share targets were not achieved and therefore the plan did not vest.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31.  SHARE-BASED PAYMENTS (Continued)

        Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares ("PSP 2009"), which can be increased by 25 percent up to a maximum of 1,793,750 units, at the end of the three-year vesting period, and subject to the achievement at the end of the period of certain consolidated cumulative earning per share targets related to the three-year period from 2009 - 2011. Management expects that the target will be met. As of December 31, 2010, 181,250 units, of the 1,793,500 granted, were forfeited.

        Pursuant to the PSP plan adopted in 2008, on April 29, 2010, the Board of Directors granted certain of our key employees 692,000 rights to receive ordinary shares ("PSP 2010"), which can be increased by 25 percent up to a maximum of 865,000 units, at the end of the three-year vesting period, and subject to the achievement at the end of the period of certain consolidated cumulative earning per share targets related to the three-year period from 2010 - 2012. Management expects that the target will be met. As of December 31, 2010, 12,500 units, of the 865,000 granted, were forfeited.

        On September 14, 2004, the Company announced that its majority stockholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing at that time 9.6 million shares of the Company's authorized and issued share capital, to a stock option plan for senior management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006. As of December 31, 2010, there were 8.1 million units still outstanding.

        The information requested by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

	2010 Ordinary Plan for citizens resident in the U.S.A.	2010 Ordinary Plan for citizens not resident in the U.S.A.	PSP 2010

Share price at the grant date (in Euro)	21.17	21.17	21.17
Expected option life	5.48 years	5.48 years	3 years
Volatility	30.35%	30.35%	—
Dividend yield	1.75%	1.75%	1.75%
Risk-free interest rate	2.26%	2.26%	—

        Expected volatilities are based on implied volatilities from traded share options on the Company's stock, historical volatility of the Company's share price and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

        The weighted average fair value of the stock options under plans granted in 2010 was Euro 5.52. The fair value of the 2010 PSP was Euro 20.10.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31.  SHARE-BASED PAYMENTS (Continued)

        Movements reported in the various stock option plans in 2010 are reported below:

	Exercise price	Currency	No. of options outstanding as of December 31, 2009	Granted options	Forfeited options	Exercised options	Expired options	No. of options outstanding as of December 31, 2010

2001 Ordinary Plan	15.20	USD	168,900	—	(4,500)	(164,400)	—	—
2002 Ordinary Plan	17.80	USD	603,250	—	(19,000)	(482,350)	—	101,900
2003 Ordinary Plan	10.51	Euro	732,400	—	(15,000)	(221,200)	—	496,200
2004 Ordinary Plan	13.79	Euro	1,208,600	—	—	(368,877)	—	839,723
2004 Performance Plan	18.59	USD	375,000	—	—	(235,000)	—	140,000
2005 Ordinary Plan	16.89	Euro	1,132,500	—	(18,000)	(219,000)	—	895,500
2006 Ordinary Plan	22.19	Euro	170,000	—	(30,000)	—	—	140,000
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	—	—	1,100,000
2007 Ordinary Plan	24.03	Euro	120,000		(35,000)	—	—	85,000
2008 Ordinary Plan	18.08	Euro	1,948,000	—	(222,500)	—	—	1,725,500
2009 Ordinary plan for citizens not resident in the U.S.A.	13.45	Euro	378,000	—	(26,000)	—	—	352,000
2009 Ordinary plan for citizens resident in the U.S.A.	14.99	Euro	652,000	—	(83,000)	—	—	569,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	13.45	Euro	2,055,000	—	(130,000)	—	—	1,925,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.A.	15.03	Euro	820,000	—	(95,000)	—	—	725,000
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.A	13.45	Euro	4,250,000	—	—	—	—	4,250,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.A	15.11	Euro	1,450,000	—	—	—	—	1,450,000
2010 Ordinary Plan—for citizens non resident in the U.S.A.	20.72	Euro	—	1,221,000	(26,000)	—	—	1,195,000
2010 Ordinary Plan—for citizens resident in the U.S.A.	21.23	Euro	—	703,500	(43,500)	—	—	660,000

Total			17,163,650	1,924,500	(747,500)	(1,690,827)	—	16,649,823

        Options exercisable on December 31, 2010 are summarized in the following table:

Number of options exercisable as of December 31, 2010

2002 Ordinary Plan	101,900
2003 Ordinary Plan	496,200
2004 Ordinary Plan	839,723
2004 Performance Plan	140,000
2005 Ordinary Plan	895,500
2006 Ordinary Plan	140,000
2007 Ordinary Plan	85,000

Total	2,698,323

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31.  SHARE-BASED PAYMENTS (Continued)

        The remaining contractual life of plans in effect on December 31, 2010 is highlighted in the following table:

Remaining contractual life in years

2002 Ordinary Plan	0.08
2003 Ordinary Plan	1.08
2004 Ordinary Plan	2.09
2004 Performance Plan	1.08
2005 Ordinary Plan	3.09
2006 Ordinary Plan	4.09
2006 Performance Plan B	4.57
2007 Ordinary Plan	5.18
2008 Ordinary Plan	6.21
2009 Ordinary plan for citizens not resident in the U.S.A.	7.35
2009 Ordinary plan for citizens resident in the U.S.A.	7.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.A.	6.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	7.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.A	7.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.A	7.45
2010 Ordinary Plan—for citizens non resident in the U.S.A.	8.33
2010 Ordinary Plan—for citizens resident in the U.S.A.	8.33

        With regards to the options exercised during the course of 2010, the weighted average share price of the shares in 2010 was equal to Euro 19.97.

        The Group has recorded an expense for the ordinary stock option plans of Euro 8.6 million, Euro 8.5 million and Euro 7.4 million in 2010, 2009 and 2008, respectively. For the performance plans, including the 2006 performance plans and the 2009 and 2010 PSP plans, the Group recorded an expense of Euro 24.3 million and Euro 16.5 million in 2010 and 2009, respectively, and an income of Euro 28.9 million in 2008. No expense on the 2008 PSP was recorded in 2010, 2009 and 2008, since the consolidated EPS targets were not met.

        The stock plans outstanding as of December 31, 2010 are conditional upon satisfying the service conditions. The 2004 and 2009 performance plans, as well as all the PSP plans, are conditional upon satisfying service as well as performance conditions.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

32.  DIVIDENDS

        During 2010, the Company distributed an aggregate dividend to its stockholders of Euro 160.6 million equal to Euro 0.35 per share. Dividends distributed to non-controlling interests totals Euro 9.2 million.

33.  SUBSEQUENT EVENTS

        On January 20, 2011, the Company closed the revolving credit line with Banca Nazionale del Lavoro totaling Euro 150 million. The original maturity of the above credit line was July 13, 2011. As of December 31, 2010, the credit line was undrawn.

        On February 17, 2011, the Group announced that it had entered into agreements pursuant to which it will acquire two sunglass specialty retail chains totaling more than 70 stores in Mexico for a total amount of approximately Euro 17 million.

        This transaction marks the Group's entry into the sun retail business in Mexico where the Group already has a solid presence through its Wholesale division. Over time, the stores will be rebranded under the Sunglass Hut brand.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

34.  RECONCILIATION FROM U.S. GAAP TO IAS/IFRS OF THE 2009 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE 2009 AND 2008 CONSOLIDATED STATEMENTS OF INCOME

Reconciliation of the consolidated statement of financial position of the year ended December 31, 2009

		ADJUSTMENTS
(Amounts in thousands of Euro)
	U.S. GAAP	IFRS2	IAS2	IFRS3	IAS19	IAS39	OTHER	RECLASSIFICATIONS	IAS

Cash and cash equivalents	380,081	—	—	—	—	—	—	—	380,081
Accounts receivable—net	618,884	—	—	—	—	—	—	—	618,884
Inventories—net	526,548	—	(1,886)	—	—	—	—	—	524,663
Other assets	197,119	—	1,662	362	—	—	(778)	—	198,365
Deferred tax assets ST	110,910	—	3,206	218	(42)	(203)	1,545	(115,634)	—
TOTAL CURRENT ASSETS	1,833,544	—	2,983	580	(42)	(203)	767	(115,634)	1,721,993
Property, plant and equipment—net	1,148,916	—	—	—	(945)	(129)	2,130	—	1,149,972
Goodwill	2,700,203	—	—	(11,368)	—	—	—	—	2,688,835
Intangible assets—net	1,156,774	—	—	3,765	—	(7,954)	(2,706)	—	1,149,880
Investments	45,677	—	—	640	—	—	—	—	46,317
Other assets	153,505	—	—	—	—	—	(5,914)	—	147,591
Deferred tax assets LT	97,437	(4,578)	—	27	588	772	—	262,460	356,706
TOTAL NON CURRENT ASSETS	5,302,512	(4,578)	—	(6,935)	(357)	(7,312)	(6,489)	262,460	5,539,301
TOTAL ASSETS	7,136,056	(4,578)	2,983	(6,355)	(399)	(7,515)	(5,722)	146,826	7,261,294
Bank overdrafts	148,951	—	—	—	—	—	—	—	148,951
Current portion of long-term debt	166,279	—	—	—	—	—	—	—	166,279
Accounts payable	434,604	—	—	—	—	(93)	93	—	434,604
Income taxes payable	11,204	—	—	—	—	—	—	—	11,204
Other liabilities	499,136	133	—	63,343	—	(8,477)	—	—	554,136
deferred tax payable st	10,813	—	—	—	—	—	—	(10,813)	—
TOTAL CURRENT LIABILITIES	1,270,987	133	—	63,343	—	(8,570)	93	(10,813)	1,315,174
Long-term debt	2,404,189	—	—	—	—	(888)	(1,505)	—	2,401,796
Liability for termination indemnities	54,608	—	—	—	(9,743)	—	(232)	—	44,633
Deferred tax liabilities	236,140		55	1,457	451	435	(128)	157,638	396,048
Other liabilities	309,898	—	—	31,186	5,757	—	3,188	—	350,028
TOTAL NON CURRENT LIABILITIES	3,004,835	—	55	32,643	(3,535)	(453)	1,322	157,638	3,192,505
Luxottica Group stockholders' equity	2,803,343	(4,711)	2,928	(57,556)	3,136	1,508	(11,407)	—	2,737,239
Non-controlling interests	56,890	—	—	(44,784)	—	—	4,270	—	16,376
TOTAL STOCKHOLDERS' EQUITY	2,860,233	(4,711)	2,928	(102,341)	3,136	1,508	(7,137)	—	2,753,615
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	7,136,056	(4,578)	2,983	(6,355)	(399)	(7,515)	(5,722)	146,826	7,261,294

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

34.  RECONCILIATION FROM U.S. GAAP TO IAS/IFRS OF THE 2009 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE 2009 AND 2008 CONSOLIDATED STATEMENTS OF INCOME (Continued)

Reconciliation of the consolidated statement of income for the year ended December 31, 2009

		ADJUSTMENTS						RECLASSIFICATIONS
(Amounts in thousands of Euro)
	U.S. GAAP	IFRS2	IAS2	IFRS3	IAS19	IAS39	OTHER	IAS12	IAS

NET SALES	5,094,318	—	—	—	—	—	—	—	5,094,318
COST OF SALES	1,768,436	—	(5,846)	—	—	—	—	—	1,762,591
GROSS PROFIT	3,325,882	—	5,846	—	—	—	—	—	3,331,727
OPERATING EXPENSES
Selling and advertising	2,097,756	—	4,019	—	—	—	2,587	—	2,104,362
General and administrative	644,924	8,645	—	77	2,633	—	—	—	656,280
Total	2,742,680	8,645	4,019	77	2,633	—	2,587	—	2,760,642
INCOME FROM OPERATIONS	583,202	(8,645)	1,827	(77)	(2,633)	—	(2,587)	—	571,085
OTHER INCOME (EXPENSE)
Interest expense	(91,571)	—	—	(2,673)	—	(13,120)	—	(1,768)	(109,132)
Interest income	6,887	—	—	—	—	—	—	—	6,887
Other—net	(4,235)	—	—	—	—	180	—	—	(4,056)
Other expense—net	(88,919)	—	—	(2,673)	—	(12,940)	—	(1,768)	(106,301)
INCOME BEFORE PROVISION FOR INCOME TAXES	494,283	(8,645)	1,827	(2,751)	(2,633)	(12,940)	(2,587)	(1,768)	464,784
PROVISION FOR INCOME TAXES	(167,416)	1,713	(2,498)	244	932	4,672	697	1,768	(159,888)
NET INCOME	326,867	(6,933)	(671)	(2,507)	(1,701)	(8,268)	(1,889)	—	304,896
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(12,105)	—	—	6,330	—	—	—	—	(5,774)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	314,762	(6,933)	(671)	3,824	(1,701)	(8,268)	(1,889)	—	299,122

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

34.  RECONCILIATION FROM U.S. GAAP TO IAS/IFRS OF THE 2009 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE 2009 AND 2008 CONSOLIDATED STATEMENTS OF INCOME (Continued)

Reconciliation of the consolidated statement of income for the year ended December 31, 2008

		ADJUSTMENTS						RECLASSIFICATIONS
(Amounts in thousands of Euro)
	U.S. GAAP	IFRS2	IAS2	IFRS3	IAS19	IAS39	OTHER	IAS12	IAS

NET SALES	5,201,611	—	—	—	—	—	—	—	5,201,611
COST OF SALES	1,751,251	—	(3,490)	868	—	—	—	—	1,748,628
GROSS PROFIT	3,450,360	—	3,490	(868)	—	—	—	—	3,452,983
OPERATING EXPENSES
Selling and advertising	2,124,430	—	5,177	16,776	—	—	(1,394)	—	2,144,989
General and administrative	576,167	(31,885)	—	32,022	(265)	—	315	—	576,355
Total	2,700,597	(31,885)	5,177	48,798	(265)	—	(1,079)	—	2,721,344
INCOME FROM OPERATIONS	749,763	31,885	(1,687)	(49,666)	265	—	1,079	—	731,639
OTHER INCOME (EXPENSE)
Interest expense	(135,267)	—	—	(3,223)	—	16,808	—	(1,321)	(123,002)
Interest income	13,265	—	—	—	—	—	—	—	13,265
Other—net	(37,890)	4,247	—	—	—	22	—	90	(33,531)
Other expense—net	(159,892)	4,247	—	(3,223)	—	16,830	—	(1,231)	(143,269)
INCOME BEFORE PROVISION FOR INCOME TAXES	589,870	36,132	(1,687)	(52,889)	265	16,830	1,079	(1,231)	588,371
PROVISION FOR INCOME TAXES	(194,657)	(2,594)	(6,173)	18,388	(339)	(5,824)	(531)	1,231	(190,499)
NET INCOME	395,213	33,538	(7,860)	(34,500)	(74)	11,006	548	—	397,872
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(15,492)	—	—	7,787	—	—	—	—	(7,705)
NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	379,722	33,538	(7,860)	(26,714)	(74)	11,006	548	—	390,167

        The main reconciling items between IAS/IFRS and U.S. GAAP are explained below:

        IFRS 2—Share-based payment (IFRS 2 vs. ASC 718) and related tax effects (IAS 12 vs ASC 740). The differences between U.S. GAAP and IAS/IFRS relate to:

  •
  The method for the recognition of share-based payments charges upon a change in the estimated vesting period (service period in which the employees provide their services in exchange for share-based payments) for share-based payments with performance conditions, which is prospective under U.S. GAAP and a cumulative adjustment under IAS/IFRS.

  •
  The method to calculate the tax effects associated with stock option expensing: under U.S. GAAP, the tax effect is calculated based on the fair value of the options as of the grant date and under IAS/IFRS, the calculation is based on the intrinsic value of the stock options (difference between exercise price and share price as of the balance sheet date).

        IAS 2—Inventories (IAS 2 vs. ASC 330). The differences between U.S. GAAP and IAS/IFRS relate to:

  •
  Certain types of costs can be capitalized under IAS/IFRS but not under U.S. GAAP.

  •
  The method to calculate the tax effect on the elimination of the profit related to the intercompany sales of inventory: The tax effect is calculated based on the vendor tax rate under U.S. GAAP whereas it is based on the buyer tax rate under IFRS. Additionally, under U.S. GAAP, the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

34.  RECONCILIATION FROM U.S. GAAP TO IAS/IFRS OF THE 2009 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE 2009 AND 2008 CONSOLIDATED STATEMENTS OF INCOME (Continued)

    recognition of tax expense from intercompany transfers is deferred until the related asset is sold or disposed of and no deferred taxes are recognized for the purchaser's change in tax basis.

        IFRS 3—Business combinations (IFRS 3 vs. ASC 805). The main differences mainly relate to:

  •
  certain restructuring costs which could be capitalized and therefore a related liability recorded in the U.S. GAAP purchase price allocation under the old ASC 805 but not under the old IFRS 3.

  •
  certain ancillary acquisition costs which could be capitalized under old IFRS 3, applied to the Group until December 31, 2009, but not under the new ASC 805.

  •
  the recognition of business combinations in which non-controlling shareholders are granted a put option to sell their interest to the Group. Under IFRS 3 and IAS 32, as the put and call options convey an exercise price that does not represent fair value, it is acceptable to derecognize the non-controlling interest as if the risks and rewards of ownership have been transferred from the non-controlling interest, therefore companies acquired and accounted for under this formula are fully consolidated without a separate line item for non-controlling interests. Under U.S. GAAP, such subsidiaries are consolidated in proportion to the Group's ownership, with a separate line item indicating the equity and profit pertaining to non-controlling interests.

        IAS 19—Employee Benefits (IAS 19 vs. ASC 715). Under U.S. GAAP, the time horizon to calculate expected returns on plan assets may be based on the fair value of the assets over a period as long as five years. Under IAS/IFRS, this calculation is performed on the fair value of the assets as of the balance sheet date. Also actuarial gains and losses are recognized in other comprehensive income and are never amortized through profit and loss, whereas under U.S. GAAP actuarial gains and losses are recognized in other comprehensive income and amortized through profit and loss based on the corridor method.

        IAS 39—Financial Instruments (IAS 39 vs. ASC 835). U.S. GAAP permits the capitalization of debt issuance costs and their amortization over the life of the loan which are presented in the consolidated statement of financial position as assets. Under IAS/IFRS, such costs are recognized on the basis of their amortized costs, calculated on the basis of the effective interest rate and are presented in the consolidated statement of financial position as a reduction of the debt balance.

        Other adjustments relate to minor differences between U.S. GAAP and IAS/IFRS on intangible fixed assets and to income tax expense on the intercompany transfer of assets. Under U.S. GAAP, the recognition of tax expense from intercompany transfers is deferred until the related asset is sold or disposed. Under IAS/IFRS the above income tax expense is recognized in the year when the intercompany transfer occurs.

        Reclassifications mainly relate to the differences between IAS 12 and ASC 740 on the presentation of deferred tax assets and liabilities.

Luxottica Group S.p.A. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(Amounts in thousands of Euro)	Balance at beginning of period	Charged to costs and expenses	Other(1)	Deductions	Balance at end of period

2008	25,543	15,250	(386)	(11,338)	29,069
2009	29,069	1,417	1,765	(1,314)	30,937
2010	30,937	3,701	2,460	(3,730)	33,368

ALLOWANCE FOR INVENTORY RESERVE ACCOUNTS

(Amounts in thousands of Euro)	Balance at beginning of period	Charged to costs and expenses	Other(2)	Deductions	Balance at end of period

2008	87,146	39,075	976	(60,157)	65,088
2009	65,088	48,857	11,745	(44,297)	81,393
2010	81,393	42,914	14,085	(41,840)	96,552

(1)
Other includes translation differences of the period.

(2)
Other includes:

a)
translation differences of the period; and

b)
for 2008 the adjustment made to the inventory following the completion of the Oakley purchase price allocation, as well as translation difference.

ITEM 19.    EXHIBITS

        Exhibits.    The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the U.S. Securities and Exchange Commission (the "Commission") on January 23, 1990).
1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (Unofficial English translation filed herewith).
2.1
Amended and Restated Deposit Agreement, dated as of March 28, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders form time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to our Registration Statement on Form F-6, as filed with the Commission on March 29, 2006).
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

Exhibit Number	Exhibits
4.6	Amended and Restated Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d'Impresa S.p.A., acting as Agents (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).
4.7
Amendment Agreement, dated March 10, 2006, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d'Impresa S.p.A., acting as Agents (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).
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

Exhibit Number	Exhibits
4.13	Bridge Facility Agreement, dated October 12, 2007, among Luxottica U.S. Holdings Corp. as borrower, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) as Arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Underwriters and Lenders and Banc of America Securities Limited, as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 8, 2007).
4.14
Amendment and Transfer Agreement, dated April 29, 2008, among Luxottica U.S. Holdings Corp., as borrower, Luxottica Group S.p.A., as the company, Luxottica Group S.p.A. and Luxottica S.r.l., as original guarantors, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking), as exclusive bookrunners and arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as underwriters, Bank of America N.A. and Unicredito Italiano S.p.A.—New York Branch, as new underwriters, the Existing Lenders and the New Lenders and Banc of America Securities Limited, as agent (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).
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
4.20
Euro 300,000,000 Term Facility Agreement, dated November 11, 2009, between Luxottica Group S.p.A. as Borrower, Luxottica U.S. Holdings Corp. and Luxottica S.r.l. as Original Guarantors, Calyon S.A., Milan Branch, Deutsche Bank S.p.A., Mediobanca—Banca di Credito Finanziario S.p.A., UniCredit Corporate Banking S.p.A. as Mandated Lead Arrangers, Bookrunners and Original Lenders and Mediobanca—Banca di Credito Finanziario S.p.A. as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 19, 2009).

Exhibit Number	Exhibits
4.21	Amendment Agreement, dated November 27, 2009, for Luxottica U.S. Holdings Corp., as Borrower, arranged by Banc of America Securities Limited, acting as Agent, relating to the Bridge Facility Agreement, dated October 12, 2007, as amended on April 29, 2008 (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on January 4, 2010).
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
4.25
Note Purchase Agreement, dated as of September 30, 2010, by and between Luxottica Group S.p.A., and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 1, 2010).
4.26
Subsidiary Guarantee, dated as of September 30, 2010, granted by Luxottica S.r.l. and Luxottica U.S. Holdings Corp (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 1, 2010).
4.27
Subscription Agreement, dated November 9, 2010, by and among Luxottica Group S.p.A., Luxottica U.S. Holdings Corp., Luxottica S.r.l. and BNP Paribas, Banca IMI S.p.A., Deutche Bank AG, London Branch and Mediobanca Banca di Credito Finanziario S.p.A., as Joint Lead Managers (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
4.28
Trust Deed, dated as of November 10, 2010, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
4.29
Paying Agency Agreement, dated as of November 10, 2010, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Trust Corporation UK Ltd, as Trustee, and BNP Paribas Securities Services, Luxembourg Branch, as Principal Paying Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
8.1	List of Subsidiaries (filed herewith).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

Exhibit Number	Exhibits
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)
	By:	/s/ ANDREA GUERRA Andrea Guerra Chief Executive Officer
Dated: April 28, 2011

EXHIBIT INDEX

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the Commission on January 23, 1990).
1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (Unofficial English translation filed herewith).
2.1
Amended and Restated Deposit Agreement, dated as of March 28, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders form time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to our Registration Statement on Form F-6, as filed with the Commission on March 29, 2006).
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
4.6
Amended and Restated Facilities Agreement, dated June 3, 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D'Impresa S.p.A., acting as Agents (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).

Exhibit Number	Exhibits
4.7	Amendment Agreement, dated March 10, 2006, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D'Impresa S.p.A., acting as Agents (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).
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
4.14
Amendment and Transfer Agreement, dated April 29, 2008, among Luxottica U.S. Holdings Corp., as borrower, Luxottica Group S.p.A., as the company, Luxottica Group S.p.A. and Luxottica S.r.l., as original guarantors, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking), as exclusive bookrunners and arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as underwriters, Bank of America N.A. and Unicredito Italiano S.p.A.—New York Branch, as new underwriters, the Existing Lenders and the New Lenders and Banc of America Securities Limited, as agent (incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).

Exhibit Number	Exhibits
4.15	Luxottica Group S.p.A. 2008 Performance Shares Plan (Unofficial English translation incorporated herein by reference to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).
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
4.20
Euro 300,000,000 Term Facility Agreement, dated November 11, 2009, between Luxottica Group S.p.A. as Borrower, Luxottica U.S. Holdings Corp. and Luxottica S.r.l. as Original Guarantors, Calyon S.A., Milan Branch, Deutsche Bank S.p.A., Mediobanca—Banca di Credito Finanziario S.p.A., UniCredit Corporate Banking S.p.A. as Mandated Lead Arrangers, Bookrunners and Original Lenders and Mediobanca—Banca di Credito Finanziario S.p.A. as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 19, 2009).
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
4.25
Note Purchase Agreement, dated as of September 30, 2010, by and between Luxottica Group S.p.A., and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 1, 2010).
4.26
Subsidiary Guarantee, dated as of September 30, 2010, granted by Luxottica S.r.l. and Luxottica U.S. Holdings Corp (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 1, 2010).

Exhibit Number	Exhibits
4.27	Subscription Agreement, dated November 9, 2010, by and among Luxottica Group S.p.A., Luxottica U.S. Holdings Corp., Luxottica S.r.l. and BNP Paribas, Banca IMI S.p.A., Deutche Bank AG, London Branch and Mediobanca Banca di Credito Finanziario S.p.A., as Joint Lead Managers (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
4.28
Trust Deed, dated as of November 10, 2010, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
4.29
Paying Agency Agreement, dated as of November 10, 2010, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Trust Corporation UK Ltd, as Trustee, and BNP Paribas Securities Services, Luxembourg Branch, as Principal Paying Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
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