Form 20-F
period 2011-12-31
LUXOTTICA GROUP SPA
filed 2012-04-27
CIK 857471

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10421

LUXOTTICA GROUP S.p.A. (Exact name of Registrant as specified in its charter)
(Translation of Registrant's name into English)
REPUBLIC OF ITALY (Jurisdiction of incorporation or organization)
VIA C. CANTÙ 2, MILAN 20123, ITALY (Address of principal executive offices)

Michael A. Boxer, Esq.
Executive Vice President and Group General Counsel
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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	467,351,677

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
Yes ☐ No ☒

FORWARD-LOOKING INFORMATION

        Throughout this annual report on Form 20-F (this "Form 20-F"), management has made certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

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

        Throughout this Form 20-F, when we use the terms "Luxottica," "Company," "Group," "we," "us" and "our," unless otherwise indicated or the context otherwise requires, we are referring to Luxottica Group S.p.A. and its consolidated subsidiaries. References to "Luxottica," "Company," "Group," "we," "us" and "our," for periods prior to our acquisition of Oakley, Inc. ("Oakley") on November 14, 2007, are to Luxottica Group S.p.A. and its consolidated subsidiaries, excluding Oakley and its subsidiaries, unless otherwise indicated or the context otherwise requires. References to "Oakley" for periods prior to the acquisition refer to Oakley and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

TRADEMARKS

        Our house brands and designer line prescription frames and sunglasses that are referred to in this Form 20-F, and certain of our other products, are sold under names that are subject to registered trademarks held by us or, in certain instances, our licensors. These trademarks may not be used by any person without our prior written consent or the consent of our licensors, as applicable.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements, the related notes thereto, and Item 5—"Operating and Financial Review and Prospects"

contained elsewhere herein. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The selected consolidated income statement data for the years ended December 31, 2011, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011 and 2010, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2008 and 2007, and the selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007, are derived from audited consolidated financial statements which are not included in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGE]

(Amounts in thousands of Euro except share data)	2011	2010	2009	2008	2007(2)

STATEMENT OF INCOME DATA:
Net Sales	6,222,483	5,798,035	5,094,318	5,201,611	4,966,054
Cost of Sales	(2,168,065)	(1,990,205)	(1,762,591)	(1,748,628)	(1,577,664)

Gross Profit	4,054,419	3,807,830	3,331,727	3,452,983	3,388,390
OPERATING EXPENSE
Selling and Advertising	(2,509,783)	(2,367,979)	(2,104,362)	(2,144,989)	(2,071,667)
General and Administrative	(737,495)	(727,693)	(656,280)	(576,355)	(483,459)

Total	(3,247,278)	(3,095,672)	(2,760,642)	(2,721,344)	(2,555,126)

Income from Operations	807,140	712,159	571,085	731,639	833,264
OTHER INCOME (EXPENSE)
Interest Income	12,472	8,494	6,887	13,265	17,087
Interest Expense	(121,067)	(106,987)	(109,132)	(123,002)	(91,738)
Other—Net	(3,273)	(8,130)	(4,056)	(33,531)	18,529

Other Income (Expenses)—Net	(111,868)	(106,623)	(106,301)	(143,268)	(56,122)

Income Before Provision for Income Taxes	695,273	605,535	464,784	588,371	777,142
Provision for Income Taxes	(236,972)	(218,219)	(159,888)	(190,499)	(278,943)

Net Income from Continuing Operations	458,300	387,315	304,896	397,872	498,199

Discontinued Operations	—	19,944	—	—	—

Net Income	458,300	407,258	304,896	397,872	498,199
Of which attributable to:
Luxottica Group Stockholders	452,343	402,187	299,122	390,167	489,850

Non-controlling Interests	5,957	5,072	5,774	7,705	8,349

Net Income	458,300	407,258	304,896	397,872	498,199

Weighted Average Shares Outstanding (thousands)
—Basic	460,437.2	458,711.4	457,270.5	456,563.5	455,184.8
—Diluted	463,296.3	460,535.4	457,937.8	457,844.3	458,297.3
Basic Earnings per Share from Continuing Operations(1)	0.98	0.83	0.65	0.85	1.08
Basic Earnings per Share from Discontinued Operations(1)	—	0.04	—	—	—
Basic Earnings per Share(1)	0.98	0.88	0.65	0.85	1.08
Diluted Earnings per Share from Continuing Operations(1)	0.98	0.83	0.65	0.85	1.07
Diluted Earnings per Share from Discontinued Operations(1)	—	0.04	—	—	—
Diluted Earnings per Share(1)	0.98	0.87	0.65	0.85	1.07

(1)
Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share ("ADS" or "ADR") represents one ordinary share.

(2)
We acquired Oakley in November 2007. Therefore, fiscal year 2007 includes operating results of Oakley for the period from and after November 14, 2007, which was the date of the closing of the Oakley acquisition.

	As of December 31,
(Amounts in thousands of Euro except share data)
	2011	2010(1)	2009(1)	2008(1)	2007(1)

BALANCE SHEET DATA:
Working Capital(2)	526,241	649,236	406,819	179,322	(420,825)
Total Assets	8,644,156	7,993,579	7,261,294	7,462,454	7,276,866
Total Debt(3)	2,742,877	2,632,637	2,568,075	2,798,367	2,728,423
Stockholders' Equity	3,612,928	3,256,375	2,737,239	2,445,755	2,452,303
Capital Stock	28,041	27,964	27,863	27,802	27,757
Number of Shares Adjusted to Reflect Changes in Capital (thousands)	467,351.7	466,077.2	464,386.4	463,368.2	462,623.6

(1)
Prior year amounts were reclassified to conform to the 2011 presentation.

(2)
Working Capital is total current assets minus total current liabilities. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

(3)
The current portion of Total Debt was Euro 498.3 million, Euro 197.6 million, Euro 166.3 million, Euro 286.2 million and Euro 792.6 million for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

DIVIDENDS

        We are required to pay an annual dividend on our ordinary shares if such dividend has been approved by a majority of our stockholders at the ordinary meeting of stockholders. Before we may pay any dividends with respect to any fiscal year, we are required, as necessary, to set aside an amount equal to 5% of our statutory net income for such year in our legal reserve unless and until the reserve, including amounts remaining from prior years, is at least equal to one-fifth of the nominal value of our then issued share capital. Each year thereafter, such legal reserve requirement remains fulfilled so long as the reserve equals at least one-fifth of the nominal value of our issued share capital for each such year.

        At our ordinary meeting of stockholders held on April 28, 2011, our stockholders approved the distribution of a cash dividend in the amount of Euro 0.44 per ordinary share and ADR. The total amount of the dividend paid to stockholders on May 26, 2011 was approximately Euro 202.5 million.

        On February 28, 2012, the Board of Directors of the Company proposed to the ordinary meeting of stockholders convened on April 27, 2012 the distribution of a gross dividend of Euro 0.49 per entitled share and ADR.

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our stockholders may determine.

        The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S. $ per Ordinary Share(4)
Year

	(Euro)		(U.S. $)
2007	0.420		0.564
2008	0.490		0.770
2009	0.220		0.327
2010	0.350		0.428
2011	0.440	(5)	0.622

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

(4)
Holders of ADSs received their dividends denominated in U.S. dollars based on the conversion rate used by our paying agent, Deutsche Bank Trust Company Americas, as specified in the applicable proxy statement.

(5)
The dividend of Euro 0.44 per ordinary share was approved by our Board of Directors on February 28, 2011 and was voted upon and approved by our stockholders at the ordinary meeting of stockholders held on April 28, 2011.

EXCHANGE RATE INFORMATION

        The following tables set forth, for each of the periods from 2007 through 2009, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate. For 2010 and 2011, the information reported in the below table is based upon the Euro foreign exchange reference rate published by the European Central Bank (the "BCE Rate"), which, starting from 2010, is used by the Company for translating amounts denominated in currencies other than Euro. The information is expressed in U.S. dollars per Euro 1.00:

				End of Period
Period	Low	High	Average(1)

Year Ended December 31, 2007	1.2904	1.4862	1.3705	1.4603
Year Ended December 31, 2008	1.2446	1.6010	1.4707	1.3919
Year Ended December 31, 2009	1.2547	1.5100	1.3946	1.4332
Year Ended December 31, 2010	1.1942	1.4563	1.3207	1.3362
Year Ended December 31, 2011	1.2669	1.4882	1.4000	1.2939

(1)
The average of the Noon Buying Rate or the BCE Rate, as applicable, in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High

October 2011	1.3181	1.4160
November 2011	1.3229	1.3809
December 2011	1.2889	1.3511
January 2012	1.2669	1.3176
February 2012	1.2982	1.3454
March 2012	1.3773	1.4211

        On April 24, 2012, the BCE Rate was U.S. $1.3161 per Euro 1.00.

        Unless otherwise indicated, all convenience translations included in this Form 20-F of amounts expressed in Euro into U.S. dollars have been made using the exchange rates, as indicated in the above table, in effect as of the end of the relevant period or date, as appropriate.

        In this Form 20-F, unless otherwise stated or the context otherwise requires, references to "$," "U.S. $," "dollars," "USD" or "U.S. dollars" are to United States dollars, references to "Euro" or "€" are to the Common European Currency, the Euro, references to "GBP" are to the British Pound Sterling, references to "Rs" are to Indian rupees and references to "AUD" or "A$" are to Australian dollars.

RISK FACTORS

        Our future operating results and financial condition may be affected by various factors, including those set forth below.

Risks Relating to Our Industry and General Economic Conditions

If current economic conditions continue to deteriorate, demand for our products will be adversely impacted, access to credit will be reduced and our customers and others with which we do business will suffer financial hardship, all of which could reduce sales and in turn adversely impact our business, results of operations, financial condition and cash flows.

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

        In the event of renewed financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a new or incremental tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If our business suffers due to changing local conditions, our profitability and future growth may be affected.

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

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act and similar laws;

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

Risks Relating to Our Business and Operations

If we are unable to successfully introduce new products and develop our brands, our future sales and operating performance may suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and our ability to develop our brands, especially our Ray-Ban and Oakley house brands. Our future success will depend on our continued ability to develop and introduce such innovative products and continued success in building our brands. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth could be at risk.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly-acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on our operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems, (vii) the cultural differences between our organization and that of the acquired business and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

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

If we are unable to achieve and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution.

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

If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer.

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

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales could suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, D&G, Bvlgari, Tiffany & Co., Versace, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith Spectacles, Brooks Brothers, Anne Klein, Stella McCartney, Tory Burch and Coach. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the years ended December 31, 2011 and 2010, the sales realized through the Prada and Miu Miu brand names together represented approximately 4.0% and 4.2% of total sales, respectively. For the years ended December 31, 2011 and 2010, the sales realized through the Dolce & Gabbana and D&G brand names together represented approximately 3.1% and 3.5% of total sales, respectively. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

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

        Additionally, as a U.S. government contractor through our Oakley and Eye Safety Systems ("ESS") subsidiaries, we must comply with, and are affected by, U.S. laws and regulations related to our government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—"Information on the Company—Regulatory Matters" and Item 8—"Financial Information—Legal Proceedings."

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

        Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to grant licenses to, or obtain licenses from, third parties, (ii) prevent us from manufacturing or selling our products, (iii) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (iv) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business by reducing our future sales or causing us to incur significant costs to defend our rights.

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

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities.

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

        Ineffective communications, during or after these proceedings, could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities.

Changes in our tax rates or exposure to additional tax liabilities could affect our future results.

        We are subject to taxes in Italy, the United States and numerous other foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the U.S. Internal Revenue Service, the Italian tax authority as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. Currently, some of our companies are under examination by the tax authorities in the United States, Italy and other jurisdictions. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

If there is any material failure, inadequacy, interruption or security failure of our information technology systems, whether owned by us or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information and increased costs of operating our business.

        We rely on information technology systems both managed internally and outsourced to third parties across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company, or damage to our reputation, and potentially significant capital investments could be required to remediate the problem, which could have a material adverse effect on our results of operations.

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

Leonardo Del Vecchio, our chairman and principal stockholder, controls 66.16% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of April 15, 2012, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 310,133,339 Ordinary Shares, or 66.16% of the outstanding Ordinary Shares. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

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

Financial Risks

If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group could suffer.

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

        See Item 11—"Quantitative and Qualitative Disclosures about Market Risk."

If economic conditions around the world continue to worsen, we may experience an increase in our exposure to credit risk on our accounts receivable which may result in increased costs due to additional reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

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

ITEM 4.    INFORMATION ON THE COMPANY

OVERVIEW

        We are a market leader in premium, luxury and sport/performance eyewear, with net sales reaching Euro 6.2 billion in 2011, over 65,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18—"Financial Statements" for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as performance optics products. We operate our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut (including those in host stores), Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        Founded in 1961 by Leonardo Del Vecchio, we are a vertically integrated organization. Our manufacturing of prescription and sun frames and lenses is backed by wide-reaching wholesale and retail distribution networks comprising over 7,000 retail locations as of December 31, 2011, mostly in North America, Asia-Pacific, China and South America.

        Product design, development and manufacturing takes place in six production facilities in Italy, two wholly owned factories in China and one sports sunglasses production facility in the United States. Luxottica also has a small plant in India serving the local market. In 2011, we produced approximately 64.5 million units. In 2012, Luxottica expects to benefit from the addition of a production facility in

Campinas, Brazil, in connection with the acquisition of Grupo Tecnol Ltda ("Tecnol") as described in "—Recent Developments" below.

        The design and quality of our products and our strong and well-balanced brand portfolio are known around the world. Our house brands include Ray-Ban, one of the world's best-known brands for eyewear, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, and our license brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Paul Smith, Polo Ralph Lauren, Prada, Stella McCartney, Tiffany, Tory Burch, Versace and, starting from 2013, Armani.

        Our wholesale distribution network, covering more than 130 countries across five continents, has 12 logistics centers and 42 commercial subsidiaries providing direct operations in key markets. We have already started to penetrate emerging markets and have explored new channels of distribution, such as department stores, travel retail and e-commerce.

        Our direct wholesale operations are complemented by an extensive retail network. We are a leader in the prescription business in North America with our LensCrafters and Pearle Vision brands, in Asia-Pacific with our OPSM, Laubman & Pank and Budget Eyewear brands, in China with our LensCrafters brand and in Latin America with our GMO brand. In our retail sun business, we operate over 2,760 retail locations in North America, Asia-Pacific, South Africa, Europe, Latin America and the Middle East, mainly through the Sunglass Hut brand. In addition, we maintain a global sun and luxury retail management group to support the Sunglass Hut, ILORI, The Optical Shop of Aspen and Bright Eyes brands and reinforce our global retail brands dedicated to sun and luxury eyewear.

        In North America, we operate the points of sale for our Licensed Brands, with over 1,130 stores under the Sears Optical and Target Optical brands. In addition, we are one of the largest managed vision care operators in the United States, through EyeMed, and the second largest lens surfacer/finisher, having a network of five central laboratories and over 900 on-site labs at LensCrafters stores.

        In 2011, 46.3% of our net sales related to prescription frames and 53.7% related to sunglasses. In 2011, we distributed prescription frames and sunglasses in approximately 1,400 different styles.

        Our Oakley brand provides a powerful wholesale and retail ("O Stores") presence in both the performance optics and the sport channels. In our O Store locations, we offer a variety of Oakley-branded products in addition to our Oakley eyewear styles. Our Oakley-branded products include men's and women's apparel, footwear, backpacks and accessories designed for surf, snow, golf, outdoor, motor sport, mountain bike and other athletic lifestyles.

        Our retail network also includes an e-commerce component, including the Oakley, Ray-Ban and Sunglass Hut websites, which complement Luxottica's other distribution channels. The websites allow consumers to purchase products more efficiently and without travel to a retail location, increase awareness of the brands, improve customer service and communicate the brands' values and essence. Oakley.com, the Group's most developed site, conducts e-commerce across multiple markets, including the United States, Canada, Australia, Japan and 16 countries in Europe. In 2009, Ray-Ban.com was launched in the United States and began selling to online consumers. The e-commerce strategy is to enter additional markets as the business matures. For example, in China, strategic partnerships have been formed to open Ray-Ban and Oakley virtual stores within TaoBao, the largest Chinese-language online mall. Over the last two years, SunglassHut.com has become a digital destination for consumers looking for the latest trends and products in premium sunwear.

        Our capital expenditures for our continuing operations, excluding the acquisition of a building for Euro 25.2 million and capital leases of Euro 25.6 million, were Euro 307.5 million for the year ended December 31, 2011 and Euro 61.4 million, excluding capital leases of Euro 14.2 million, for the three-month period ended March 31, 2012. We expect 2012 aggregate capital expenditures to be approximately Euro 340.0 million, excluding any additional investments for business acquisitions. The most significant investments planned are the remodeling of existing stores for our North American retail operations and a new IT infrastructure worldwide. We expect to fund this future capital expenditure with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities."

        Our principal executive offices are located at Via C. Cantù 2, Milan 20123, Italy, and our telephone number at that address is (011) 39-02-863341. We are domiciled in Milan, Italy.

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

        From the late 1980s, eyeglasses, previously perceived as mere sight correcting instruments, began to evolve into "eyewear." Continual aesthetic focus on everyday objects and interest on the part of designers in the emerging accessories industry led us, in 1988, to embark on our first collaboration with the fashion industry by entering into a licensing agreement with Giorgio Armani. We followed up that initial collaboration (that Armani license was terminated in 2003) with numerous others, gradually building our current world-class brand portfolio with the launch of collections from names like Bvlgari (1997), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce & Gabbana (2006), Burberry (2006), Polo Ralph Lauren (2007), Tiffany & Co. (2008), Stella McCartney (2009), Tory Burch (2009) and Coach (2011).

        As for our house brands, we expanded in the sun business by buying Vogue (1990), Persol (1995), Ray-Ban, REVO and Arnette (1999) and Oakley and Oliver Peoples (2007).

Financial Markets

        In 1990, we listed our American Depositary Shares ("ADSs") on the New York Stock Exchange. In 2000, our stock was listed on Borsa Italiana's electronic share market and it has been in Italy's Mercato Telematico Azionario ("MTA") since 2003.

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

Ray-Ban

        In 1999, we acquired Ray-Ban, one of the world's best-known sunglass brands. Through this acquisition, we obtained crystal sunglass lens technology and the associated manufacturing capacity and enhanced our portfolio with brands like Arnette, REVO and Killer Loop.

Over A Decade of Growth

        Since 2000, we have strengthened our retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand, Cole National (2004), which brought with it another leading optical retail chain in North America, Pearle Vision, and an extensive Licensed Brands store business. In 2005, we began our retail expansion into China, where LensCrafters has since become a leading brand in China's high-end market. In 2006, we started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India and the Philippines. In 2011, we increased our ownership stake to 100% in Multiopticas Internacional S.L. ("MOI" or "Multiopticas Internacional"), a leading retailer in Latin America operating under the Opticas GMO and Sun Planet retail brands.

        During this time, our wholesale segment has supported our new licensing agreements with an increasing commitment to research, innovation, product quality and manufacturing excellence, while continuing to focus our distribution expansion on customer differentiation and emerging sales channels, such as large department stores, travel retail and e-commerce.

Oakley

        In 2007, we acquired California based Oakley, a leading sports and performance brand known and appreciated worldwide, which owns the Oliver Peoples and Eye Safety System brands and a license to manufacture and distribute the Paul Smith brand, as well as its own retail network at that time of over 160 stores.

RECENT DEVELOPMENTS

        On January 20, 2012, Luxottica completed the acquisition of 80% of the share capital of Tecnol, a leading Brazilian eyewear company. Established in 1972, Tecnol has a portfolio comprised of both house brands, including Platini, Jean Monnier and Tecnol, and licensed brands for the Brazilian market. Products are designed and manufactured at its plant in Campinas, Brazil. Tecnol also operates a leading-edge central laboratory and a retail optical chain of 90 stores in the state of São Paulo under the brand Óticas Íris.

        On March 19, 2012, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by Luxottica U.S. Holdings Corp. ("U.S. Holdings") and Luxottica S.r.l., both of which are wholly-owned subsidiaries. On March 19, 2012, the notes were assigned a BBB+ credit rating by Standard & Poor's.

        On April 17, 2012, we and our subsidiary, U.S. Holdings, entered into a multicurrency (Euro/U.S. dollars) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars). Amounts borrowed may be repaid and re-borrowed with all outstanding balances maturing on April 10, 2017. We can select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar denominated loans based on the corresponding LIBOR rate and a premium of 0.35% per annum, both plus a margin between 1.30% and 2.25% based on the "Consolidated Net Debt to Consolidated EBITDA" ratio as defined in the agreement. As of April 24, 2012, the line was undrawn. In connection with the agreement, we cancelled Tranche C of our Euro 1,130,000,000 and $325,000,000 Facilities Agreement dated June 3, 2004, as amended, effective April 27, 2012. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities—The Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps."

DESIGN AND PRODUCT DEVELOPMENT

        An emphasis on product design and the continuous development of new styles is key to Luxottica's success. In 2011, we added approximately 5,600 new styles to our eyewear collections.

        The design of the Group's products is the focal point where vision, technology and creativity converge.

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

        The next steps are production and quality certification of sales samples of the new models. These samples are subjected to a sequence of tests to ascertain the quality of the engineering.

        The final step is the production of an initial significant batch using definitive tooling certified by an external standards organization. These samples are produced in a pilot facility representing the plant chosen to mass produce the new model to meet the needs of production planning.

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

        The presence of Ray-Ban, one of the world's best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport/performance category, gives the portfolio a strong base, complemented by Persol and Oliver Peoples in the high end of the market, Arnette and REVO in the sports market, and Vogue in the fashion market.

        Alongside the house brands, which accounted for 69.5% of our 2011 total sales of frames, our portfolio has over 20 licensed designer brands, including some well-known and prestigious names in the global fashion and luxury industries. With our manufacturing know-how, capillary distribution and direct retail operations supported by targeted advertising and our experience in international markets, our goal is to be the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections. We differentiate each designer's offering as much as possible, segmenting it by type of customer and geographical market, to produce a broad range of models capable of satisfying diverse tastes and tendencies and to respond to the demands and characteristics of widely differing markets.

        In 2010, we announced the signing of a license agreement with Coach, Inc. ("Coach") for the design, manufacturing and global distribution of sun and prescription eyewear under the Coach, Coach Poppy and Reed Krakoff brands. In January 2012, distribution of Coach eyewear collections commenced through Coach stores across the world, through select department stores primarily in North America, Japan, China and East Asia, as well as through select travel retail locations, independent optical locations and our retail chains.

        In November 2011, we announced the signing of a letter of intent with Armani Group, a global leader in the fashion and luxury goods industries. The letter is preliminary to an exclusive ten-year license agreement for the design, manufacturing and global distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X Armani Exchange brands, beginning January 2013. The letter of intent incorporates certain terms based on anticipated market conditions, and the definitive agreement is expected to be executed in the second quarter of 2012 and effective as of January 1, 2013. The first collection is expected to be presented during 2013.

        The following table presents the respective percentages of our total sales in Euros comprised by our designer and house brands during the periods indicated:

	Year Ended December 31,
(As a percentage of total sales)	2011	2010	2009	2008	2007

Designer brands	30.5%	32.4%	35.8%	42.8%	54.0%
House brands	69.5%	67.6%	64.2%	57.2%	46.0%

        The following table presents the respective percentages of our total sales in Euros comprised by our prescription frames and lenses and sunglasses for the periods indicated:

	Year Ended December 31,
(As a percentage of total sales of frames and lenses)	2011	2010	2009	2008	2007

Prescription frames and lenses	46.3%	50.2%	51.5%	52.8%	57.7%
Sunglasses	53.7%	49.8%	48.5%	47.2%	42.3%

House Brands

        In 2011, we developed approximately 390 distinct new styles within our house brands, of which approximately 225 are prescription frames and the remainder are new sunglass styles. Each style is typically produced in two sizes and five colors.

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

  Persol

        Persol, the iconic "Made in Italy" eyewear brand, made its debut in 1917 and was acquired by Luxottica in 1995. With its evocative name, meaning "for sun," it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and high quality make the brand a favorite among celebrities.

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

  Oliver Peoples

        Acquired by Luxottica in 2007, Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. All eyewear is handcrafted from the finest quality materials, in colors that we only use for this brand. Frames are manufactured in limited quantities and with deliberate anti-logo labeling so that only people "in the know" will recognize them.

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

  Eye Safety Systems ("ESS")

        Acquired by us in 2007, ESS designs, develops and markets advanced eye protection systems for military, firefighting and law enforcement professionals worldwide and is a leading supplier of protective eyewear to the U.S. military and firefighting markets.

Licensed Brands

        Our designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts and typically have terms of between three and ten years. See "—License Agreements." Designer collections are developed through the collaborative efforts of our in-house design staff and the brand designers. Our designer lines presently feature approximately 740 different styles.

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

  Coach

        Coach was founded in 1941 as a family-run workshop in a Manhattan loft and has grown to become a leading American marketer of fine accessories and gifts for women and men. Coach offers premium lifestyle products to a loyal and growing customer base and provides consumers with fresh, relevant and innovative products made with a broad range of high-quality leathers, fabrics and materials.

  Dolce & Gabbana

        Dolce & Gabbana is a luxury brand that draws inspiration from the roots and the authentic values of its own DNA: Sicily, sensuality, sartorial ability. Dolce & Gabbana's essence lies in its contrasting yet complementary features. The eyewear collection, under license since 2006, is characterized by glamorous, unconventional shapes, prestigious materials and sumptuous detailing.

  D&G

        D&G is an eclectic and contemporary brand, the expression of the metropolitan culture. The eyewear collection has been under license since 2006 and emphasizes the spirit of the brand through innovative and cosmopolitan shapes and details.

  Donna Karan

        Under license since 2005, this product line reflects the design sensibility and spirit of the Donna Karan collection. The collection, designed "for a woman by a woman," offers sophisticated styling, sensuality and comfort in a modern way with identifiable detailing and quality workmanship.

  DKNY

        DKNY is easy-to-wear fashion with an urban mindset, the energy of New York City and its street-smart look. DKNY eyewear caters to modern, urban, fashion conscious women and men, addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. The license was entered into in 2005.

  Fox

        Fox Eyewear collections are the result of a multi-year licensing agreement with Fox Head, Inc., a leading motocross and action sport brand based in California. Fox eyewear and ski goggles have been on the market for over five years and it is currently the only brand other than Oakley to use High Definition Optics® (HDO®) technology. Fox Eyewear joined Luxottica's brand portfolio at the end of 2007.

  Miu Miu

        Under license since 2003, Miu Miu is Miuccia Prada's other soul: a brand with a very strong and autonomous identity, characterized by an avant-garde, sensual, sometimes provocative, style aimed at a trendsetting woman with a strong and independent personality.

  Paul Smith Spectacles

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

  Ralph Lauren Group

        Under license since 2007, the Ralph Lauren Group comprises the following collections:

    Ralph Lauren Purple Label

    The Ralph Lauren Purple Label eyewear collection is the ultimate expression of modern elegance, reflecting an impeccable sense of high quality, precious materials and style. Dedicated to the highest level of quality and elegance, it is the ultimate expression of luxury for the modern gentleman.

    Polo Ralph Lauren

    Authentic and iconic, the Polo Ralph Lauren eyewear collection is the original symbol of the modern preppy lifestyle. Polo's signature aesthetic is recognized worldwide as a mark of contemporary heritage excellence.

    Ralph Lauren

    Timeless and sophisticated, the Ralph Lauren eyewear collection reflects Ralph Lauren's definitive design philosophy in its groundbreaking juxtaposition of feminine glamour and impeccable execution, a mix of American glamour with an air of refined luxury.

    Ralph

    This women's line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks, and vibrant colors for a feminine, youthful, flirty and fun look.

    Chaps

    Chaps translates the classic heritage and timeless aesthetic of Ralph Lauren into an accessible line for men and women. Chaps creates interchangeable classics that are both enduring and affordable.

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

MANUFACTURING

Plants and Facilities

        Our primary manufacturing facilities are located in Italy, China and the United States. In 2011, 2010 and 2009, our manufacturing facilities produced a combined total of approximately 64.5 million, 56.6 million and 48.7 million prescription frames and sunglasses, respectively.

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

        In 2006, we modernized our operations in Italy by building a new, approximately 32,000 square meter manufacturing facility to produce acetate frames and sunglasses. In 2007, we further expanded our manufacturing facilities in Italy by approximately 28,000 square-meters in order to rationalize the product production flow.

        From 1998 to 2001, we operated a facility in China to manufacture prescription frames, through our 50%-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner. In 2001, we acquired the remaining 50% interest in this Chinese manufacturer. In 2006, we increased our manufacturing capacity in China through the construction of a new, approximately 26,000 square-meter manufacturing facility to produce both metal and plastic frames. After the construction of this new facility, our annual average daily production in China increased by approximately 80% in 2006 compared to 2005. In 2007, we further expanded our manufacturing capacity in China by approximately 74,000 square-meters. The percentage of private label products produced at our facilities in China has decreased in favor of increased production of certain of our core, fashion and North American brands.

        In 2010, Tristar also began to produce plastic sun lenses, which are paired with frames manufactured by the same Chinese plant. Production started in September, reaching a total output of approximately 400,000 pairs of lenses by the end of the year.

        Our Dongguan plants, in China's Guangdong province, make both plastic and metal frames. A newly developed state-of-the-art decoration department is also now operational, incorporating manufacturing processes adopted from different industries.

        Our Foothill Ranch facility in California manufactures high-performance sunglasses and prescription frames and lenses and assembles most of Oakley's eyewear products. We also operate a small plant in India serving the local market.

        In 2011, approximately 42% of all frames manufactured by us were metal based, and the remainder were plastic.

        The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house designers and engineers. We seek to use our manufacturing capacity to reduce the lead time for product development and thereby adapt quickly to market trends and to contain production costs, as well as maintain smaller and more efficient production runs so that we can better respond to the varying needs of different markets.

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

        We manufacture plastic frames using either a milling process or injection molding. In the milling process, a computer controlled machine carves frames from colored plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

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

        We utilize third-party manufacturers to produce Oakley apparel, footwear, watches and certain goggles.

Suppliers

        The principal raw materials and parts purchased for the manufacturing process include plastic resins, metal alloys, crystal and plastic lenses and frame parts.

        We purchase a substantial majority of raw materials in Europe and Asia and, to a lesser extent, in the United States. In addition, we use certain external suppliers for frames, lenses, eyeglass/frame cases, packaging materials and machinery and equipment, and for some logistic services. We also rely on outside suppliers for the production of apparel, footwear, accessories and watches.

        Although, historically, prices of the principal raw materials used in our manufacturing process have been stable, in 2011 we utilized a process to hedge the risk of price changes for gold and palladium, in order to control costs. Regarding other raw materials used in our manufacturing process, we negotiate prices directly with our suppliers.

        We have built strong relationships with our major suppliers. In 2011, we continued to deploy risk management initiatives in our purchasing function to identify material risks (impact and probability) and put in place mitigation actions if not already in place. With most suppliers, we maintain agreements that prohibit disclosure of our proprietary information or technology to third parties. Although our Oakley subsidiary relies on outside suppliers for most of the specific molded components of its glasses and goggles, it generally retains ownership of the molds used in the production of the components. We believe that most of the components can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, to further mitigate risk, we have developed an in-house injection molding capability for sunglass lenses.

        Essilor International ("Essilor") is one of the largest suppliers of our retail operations, accounting for 25% of total North America retail lens merchandise purchases and related processing costs in 2011 and 26% in 2010. Although we do not have formal, long-term contracts with Essilor or any of our other suppliers, we have not experienced any significant interruptions in our supplies. We believe that the loss of Essilor or any of our other suppliers would not have a significant long-term impact on our operations.

        In May 2011, Luxottica Retail North America Inc. ("Luxottica Retail N.A.") entered into a long-term financing arrangement with Essilor to produce anti-reflective equipment that will be installed at selected LensCrafters in-store labs.

        Luxottica and Essilor have formed a long term joint venture for the Australian and New Zealand markets. This alliance (which is majority controlled by Essilor) manages Eyebiz Laboratories Pty Ltd, which provides lens manufacturing, finished lenses, and fitting services for Australia and New Zealand. During 2011, the joint venture invested in a new, state-of-the-art facility in Thailand capable of providing 24-hour production seven days a week.

Quality Control

        The "Made in Italy" feature of many Luxottica products represents the "culture of quality" that has been central to our organization.

        Most of the manufacturing equipment that we use is specially designed and adapted for our manufacturing processes. This helps us to respond quickly to customer demand and adhere to strict quality control standards.

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

        Due to the efficiency of our quality controls, the return rate for defective merchandise manufactured by us is approximately 1%.

DISTRIBUTION

Our Principal Markets

        The following table presents our net sales by geographic market and segment for the periods indicated:

	Year Ended December 31,
(Amounts in thousands of Euro)	2011	2010	2009

European Retail	114,334	103,585	92,054
European Wholesale	1,128,946	1,059,942	980,359
North America Retail	3,008,990	2,942,009	2,591,689
North America Wholesale	596,324	539,916	474,248
Asia-Pacific Retail	563,458	495,083	442,105
Asia-Pacific Wholesale	216,260	250,054	199,552
Other Retail	79,361	20,956	13,131
Other Wholesale	514,810	386,491	301,181

Total	6,222,483	5,798,035	5,094,318

Logistics

        Our distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy and China also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics systems in the industry, with 18 distribution centers worldwide, of which eight are in the Americas, seven are in the Asia-Pacific region and three are in the rest of the world.

        We have three main distribution centers (hubs) in strategic locations serving our major markets: Sedico in Europe, Atlanta, Georgia in the Americas and Dongguan in the Asia-Pacific region. They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

        The Sedico hub was opened in 2001 and updated with a new automated system in 2006. In 2011, it managed over 14,000 orders per day, including eyeglasses and spare parts. Sedico ships over 175,000 units daily to customers in Europe, the Middle East and Africa and to our distribution centers in the rest of the world, from which they are then shipped to local customers.

        The Sedico hub enabled us to close the local warehouses throughout Europe that characterized the previous distribution system, improving the speed and efficiency of our distribution, as well as eliminating unnecessary overhead expenses. During 2009, the information system SAP (Systems, Applications and Products in Data Processing) was implemented in the Sedico distribution center. The SAP system has allowed us to efficiently control and allocate our customers' orders.

        The Atlanta facility, opened in 1996, consolidated several North America based facilities into a single state-of-the-art distribution center located close to one of the major airport hubs of the United States. This facility has a highly advanced cross-belt sorting system that can move up to 140,000 units per day at a conveyor belt speed of 1.5 meters a second. In late 2009, the facility, which was originally a retail-only distribution center, started serving both our retail and wholesale businesses in the North American market.

        The Dongguan hub was opened in 2006 and employs approximately 270 people who manage an average of 150,000 units of finished and semi-finished frames per day.

        The SAP system was implemented in 2010, resulting in increased efficiencies in the Dongguan hub and in Asia from greater network control over orders and inventories. With the continuing growth in the region, the Dongguan hub has become an integral and strategic part of our distribution network. We continue to invest in services and volume capacity to become even more efficient in the region.

        The SAP system implementation started in 2011 will continue in our North American Distribution Centers to enhance inventory control, network optimization and the order management process.

Wholesale Distribution

        Our wholesale distribution structure covers more than 130 countries, with 42 directly controlled or majority owned operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed and serviced by employees.

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

        We seek to provide our wholesale customers with pre- and post-sale services to enhance their business. These services are designed to provide customers with the best product, and in a time frame and manner that best serve our customers' needs.

        We maintain close contact with our distributors in order to monitor sales and control the quality of the points of sale that display our products. We typically enter into distribution agreements with importers and distributors that establish minimum annual purchases and impose territorial limitations. In addition, to the extent permitted by law, we allow distribution only through specifically authorized retail channels and qualified sales agents. No single customer or group of related customers accounted for more than 5% of our consolidated net sales in any of the past three years. We do not believe that the loss of any single customer would have a material adverse effect on our financial condition or results of operations.

        Nearly a decade ago, Luxottica introduced STARS (Superior Turn Automatic Replenishment System). This business unit, which is a part of the Wholesale division, provides third party customers with an enhanced partnership service. Developed in 2002, originally under the name "Retail Service," STARS provides management directly by Luxottica of product selection activities, production and assortment planning and automatic replenishment of products in the store—all of these activities previously managed directly by the third party customer.

        STARS provides the stores with a higher level of service, exploiting the knowledge of local markets and brands in order to present a fresh and high-turnover product, and utilizing systems, tools and state-of-the-art planning techniques to ensure an optimal inventory level at the point of sale.

        When the project started in 2002, STARS managed four stores, growing to 100 by 2004 and maintaining a progressive growth reaching 1,000 points of sale by the end of 2009. By the end of 2011, STARS served a total of approximately 1,700 stores in the major European markets, Latin America and Emerging Markets.

Retail Distribution

        With a strong portfolio of retail brands, we are well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eye care, everyday value, and high-quality vision care health benefits.

        As of March 31, 2012, our retail business consisted of 6,486 corporate stores and 534 franchised or licensed locations as follows:

					Africa and Middle East		Central and South America
	North America	Asia- Pacific	China / Hong Kong			South Africa
				Europe				Total

LensCrafters	975	—	214	—	—	—	—	1,189
Pearle Vision	295	—	—	—	—	—	—	295
Sunglass Hut(1)	1,917	243	6	86	—	125	107	2,484
Ilori and The Optical Shop of Aspen	43	—	—	—	—	—	—	43
Oliver Peoples	7	—	—	—	—	—	—	7
Oakley retail locations(2)	137	20	—	13	—	—	4	174
Sears Optical	786	—	—	—	—	—	—	786
Target Optical	330	—	—	—	—	—	—	330
OPSM	—	369	—	—	—	—	—	369
Laubman & Pank	—	58	—	—	—	—	—	58
Budget Eyewear(3)	—	106	—	—	—	—	—	106
Bright Eyes	—	33	—	—	—	—	—	33
David Clulow(4)	—	—	—	80	—	—	—	80
Multiopticas and Tecnol optical stores(5)	—	—	—	—	—	—	532	532
Franchised or licensed locations(6)	370	123	—	9	29	—	3	534

Total	4,860	952	220	188	29	125	646	7,020

(1)
Includes Sunglass Icon locations and acquired locations in Latin America.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
On January 24, 2012, the Board of Directors of Luxottica approved the reorganization of the retail business in Australia. As a result of this reorganization the Group will close about 10% of its Australian and New Zealand stores and progressively stop selling under the Budget Eyewear trademark, redirecting resources into its market leading OPSM brand.

(4)
Includes David Clulow joint venture stores.

(5)
Includes stores operating under the GMO and Econopticas retail brands, as well as Óticas Íris from the Tecnol acquisition.

(6)
Includes primarily franchised and licensed locations for Pearle Vision (354 locations) and Bright Eyes (57 locations), with the remaining locations for Budget Eyewear, David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples and Icon-HMS.

        Our retail stores sell not only prescription frames and sunglasses that we manufacture but also a wide range of prescription frames, lenses and other ophthalmic products manufactured by other companies. In 2011, net sales comprising our own brand names and our licensed brands represented approximately 86.1% of the total net sales of frames by the retail division (86.9% in 2010).

        Our optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank, which are active throughout Australia and New Zealand, and GMO in South America. We also have a major retail presence in China, where we operate in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, we do not operate optical retail stores in Europe outside of the United Kingdom, where in 2008 we increased our stake in the David Clulow chain, which sells both prescription and sun products. In

2010, we completed the acquisition of the David Clulow chain, bringing our ownership in the subsidiary to 100%. As of March 31, 2012, our optical retail business consisted of approximately 4,080 retail locations globally.

  LensCrafters

        As of December 31, 2011, we operated a retail network of 1,189 LensCrafters stores, of which 975 are in North America and 214 are in China and Hong Kong. LensCrafters is currently the largest optical retailer in North America in terms of sales. LensCrafters stores offer a wide selection of prescription frames and sunglasses, mostly made by Luxottica, in addition to a wide range of lenses and optical products made by other suppliers. LensCrafters' products include innovative lenses, such as LensCrafters Signature HD (edge-to-edge clarity), Ray-Ban Rox (Authentic Ray-Ban lenses), FeatherWates® (lightweight, thin and impact-resistant lenses), DURALENS® (super scratch-resistant lenses), Advanced View Progressive™ (free-form, digitally surfaced progressive lenses), Invisibles® (anti-reflective lenses) and MVP Maximum View Progressives® (multi-focal lenses without visible lines). To ensure the most accurate fit, LensCrafters installed the Accufit measurement system in 2011. Points of sale are normally in high-traffic commercial malls and shopping centers and have an on-site optometrist (sometimes a Luxottica employee) so that customers can have more immediate eye examinations. Most LensCrafters stores in North America also include a lens surfacing/finishing laboratory, which improves customer service levels. Over the last couple of years, we have developed several programs that elevate the LensCrafters brand experience, including our Accufit measurement system, anti-reflective capability at in-store labs and brand equity-building marketing campaigns.

        In 2006, we began to expand the LensCrafters brand in China by rebranding most of our stores there, which were acquired through the acquisition of three retail chains. As of March 31, 2012, we operated 214 stores in China and Hong Kong. Hong Kong is one of China's most significant luxury markets, and launching LensCrafters as a premium brand in Hong Kong was important for increasing awareness and consumer demand for Luxottica products and services in the region.

  Pearle Vision

        Pearle Vision is one of the largest optical retail chains in North America. Although LensCrafters and Pearle Vision target the mid- to high-end customer bracket, their positioning is complementary. Pearle Vision focuses on the factors that made the brand a success: customers' trust in the doctor's experience and the quality of service they receive. Many Pearle Vision stores are located in strip malls instead of the conventional malls where most LensCrafters and Sunglass Hut stores are located. Pearle Vision is growing through the expansion of franchising and is one of the largest franchise systems in optical retailing.

        As of March 31, 2012, Pearle Vision operated 295 corporate stores and had 354 franchise locations throughout North America.

        We also operate a network of retail locations in North America operating as Sears Optical and Target Optical, our Licensed Brands, which use the brand names of their respective host American department store. These points of sale offer consumers the convenience of taking care of their optical needs while shopping at these department stores. Both brands have a precise market positioning that we have reinforced by improving service levels while strengthening their fashion reputation by offering brands such as Ray-Ban and Vogue. As of March 31, 2012, we operated 786 Sears Optical and 330 Target Optical locations throughout North America.

  OPSM

        OPSM, the largest of the three optical chains we operate in Australia and New Zealand, is a leading eyewear retail brand for luxury and fashion-minded customers. In 2011, OPSM continued its commitment to providing the highest level of quality eyecare service to its customers by undertaking a significant investment in optometric technology, rolling out digital retinal scanners to all OPSM stores. OPSM also continued the Loves Eyes marketing campaign throughout 2011 and saw the flagship OPSM Eye Hub store become one of the largest in the network and the recipient of numerous regional and international design awards. As of March 31, 2012, we owned 318 corporate stores throughout Australia. OPSM also has 44 corporate-owned stores in New Zealand, mainly in large urban areas.

  Laubman & Pank

        Laubman & Pank targets the independent optical shopper looking for quality eyecare and service. As of March 31, 2012, we owned 58 corporate stores throughout Australia.

  Budget Eyewear

        Following the reorganization of the Retail business in Australia, approved by the Board of Directors on January 24, 2012, the Group decided to stop selling under the Budget Eyewear name and recorded an impairment loss in its 2011 financial statements of Euro 8.9 million (AUD 12 million) related to this trademark. The majority of the existing stores are expected to be rebranded to other Luxottica brands or closed by the end of 2012.

  Just Spectacles Acquisition

        On November 26, 2010, we acquired the Optifashion Australia Pty Limited group from HAL Optical Investments B.V. The acquisition included 47 corporate stores (40 optical and seven sun) and nine franchises, trading under brands including Just Spectacles. We have since rebranded these stores under Luxottica trade names.

  GMO

        In 2011, we acquired the remaining 60% interest in Multiopticas Internacional, a company operating in South America under the GMO, Econoptics and SunPlanet retail brands with more than 470 stores of which 224 are in Chile, 145 are in Peru, 44 are in Ecuador and 70 are in Colombia.

  EyeMed Vision Care

        EyeMed Vision Care is one of the largest managed vision care operators in the United States, serving over 32.9 million members in large and medium size companies and government entities and through insurance companies. EyeMed has a network of over 24,000 locations, including opticians, ophthalmologists, optometrists and chains operated by Luxottica.

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

  Online Retail for Contact Lenses

        In December 2009, we entered into a strategic multi-year e-commerce alliance to expand online access to contact lenses in the North American market with Drugstore.com, Inc. ("Drugstore.com"), a leading online retailer of health, beauty, vision and pharmacy products. In June 2011, Drugstore.com was acquired by Walgreen Co., a leading retailer of prescription and non-prescription drugs and general merchandise which operates over 7,800 locations in North America.

        Under this exclusive agreement, Vision Direct, Inc., a leading online contact lens retailer and a wholly-owned subsidiary of Drugstore.com, has collaborated with us to develop branded contact lens e-commerce sites for our North American retail business and provide customer care and fulfillment services. The alliance has enabled us, starting with our retail brands, to offer a comprehensive platform for consumers to conveniently purchase contact lenses in person, by telephone or online. In addition, the two companies are leveraging synergies, such as purchasing contact lenses on behalf of the alliance, cross-marketing initiatives and cooperating in a number of other related areas.

  Lens Laboratories

        Together with LensCrafters' over 940 in-store labs, we operate five central lens surfacing/finishing labs in North America. Combining a broad presence in the market with the capacity for handling lens surfacing/finishing reduces the time and cost of lens surfacing/finishing work and improves quality of service. All the labs use highly advanced technologies to meet growing demand. The five central laboratories serve all the Pearle Vision stores, the Licensed Brands stores, LensCrafters and a number of franchises. The labs in LensCrafters stores have been upgraded to help Sears Optical and Pearle Vision stores (including those under franchise) to handle peak demand.

        In addition, we operate Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling us to achieve expeditious delivery, better quality control and higher optical standards.

  Sunglass Hut

        Since the acquisition of Sunglass Hut in 2001, we have become a world leader in the specialty sunglass retail business. As of March 31, 2012, Sunglass Hut had 2,558 stores worldwide, of which 2,484 are corporate stores and 74 are franchise locations. The former are in North America, Asia-Pacific, Europe and South Africa, whereas the latter are in the Middle East, India, the Philippines and Thailand.

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

        The chain has recently reinforced its presence in the department store channel through long-term strategic agreements with Myers in Australia (with approximately 66 locations), Edgards in South Africa (with approximately 60 locations) and Macy's Inc. in the United States (with approximately 700 locations).

  ILORI

        ILORI is Luxottica's high-end fashion sunwear retail brand, with 22 stores in North America as of March 31, 2012, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California. ILORI caters to a different, more exclusive clientele than Sunglass Hut, offering a richer purchasing experience in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

  The Optical Shop of Aspen

        Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription frames and sunglasses and its first-class customer service. As of March 31, 2012, we operated 21 stores in some of the most upscale and exclusive locations throughout the United States.

  Oliver Peoples

        We operate seven luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples, Mosley Tribes and Paul Smith branded optical products. Two additional Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

  David Clulow

        In Europe, we operate David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the Southeast of the United Kingdom. The brand emphasizes service, quality and fashion and our marketing is targeted to reinforce these brand values and build long-term relationships with our customers. In addition to operating optical stores, David Clulow operates a number of sunglass concessions in up-market department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2012, David Clulow operated 39 corporate owned locations (including nine joint ventures), four franchise locations and 41 sun stores/concessions.

  Bright Eyes

        First established in 1985, Bright Eyes is one of Australia's largest and fastest growing sunglass chains, with over 90 sunglass stores across the continent. As of March 31, 2012, Bright Eyes operated 33 corporate store locations and 57 franchise locations, mostly in tourist resorts and high-traffic areas.

  Oakley Stores and Vaults

        As of March 31, 2012, we operated 185 Oakley "O" Stores and Vaults worldwide, offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley "O" Stores are in major shopping centers. Oakley's retail operations also are located in Mexico, Europe and the Asia-Pacific region.

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

        Advertising expenses amounted to approximately 7% of our net sales in 2011.

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

        In addition, we advertise in publications targeted to independent practitioners and other market specific magazines and participate in major industry trade fairs, where we promote some of our new collections.

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

        A considerable amount of our retail marketing budget is dedicated to direct marketing activities, such as communications with customers through mailings and catalogs. Our direct marketing activities benefit from our large database of customer information and investment in customer relationships, marketing technologies and skills in the United States and in Australia. Another significant portion of the marketing budget is allocated to broadcast and print media, such as television, radio and magazines, designed to reach the broad markets in which we operate with image building messages about our retail business.

ANTI-COUNTERFEITING POLICY

        Intellectual property is one of our most important assets. We protect it through the registration and enforcement of our trademarks and patents around the world. Our commitment is demonstrated through the on-going results of our anti-counterfeiting activities and increased leveraging of our global organization. Trademarks and products from market leaders are increasingly copied and the implementation of a strong global anti-counterfeiting program allows us to send a strong message both to infringers and to our authorized distribution network. This program allows us, on one hand, to exercise our rights against retailers of counterfeit eyewear and wholesalers and manufacturers that supply them and, on the other hand, to send a message to our authorized distributors that we value our intellectual property and will work diligently to protect it.

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

        We dedicate considerable efforts to monitoring the trafficking of counterfeit goods through the Internet, and work actively to remove counterfeit eyewear from certain popular on-line auction platforms and shut down the websites that violate our intellectual property rights through the sale of counterfeit products or the unauthorized use of our trademarks.

        Additionally, we invest in increasing consumer awareness of the potential health risks of using eyewear that is not compliant with applicable laws and regulations.

TRADEMARKS, TRADE NAMES AND PATENTS

        Our principal trademarks or trade names include Luxottica, Ray-Ban, Oliver Peoples, Oakley, Persol, Vogue, Arnette, Revo, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, and the Oakley ellipsoid "O" and square "O" logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid "O" and square "O" logos, we do not believe that any single trademark or trade name is material to our business or results of operations. The collection of Oakley and Ray-Ban products accounted for approximately 10.8% and 21.7%, respectively, of our net sales in 2011. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products, identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of trademarked logos, names and other attributes on nearly all of our products.

        We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of March 31, 2012, we held a portfolio of over 680 (mostly Oakley-related) patents worldwide that protect our designs and innovations.

        The design patents protect the distinctive designs of Oakley's innovative products, including its sunglasses, goggles, prescription eyewear, watches and footwear. Some of the most important utility patents relate to the following categories: innovations in lens technology and the associated optical advances; electronically enabled eyewear; innovations in frame design and functionality; biased, articulating and dimensionally stable eyewear; and interchangeable lenses.

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

        Under these license agreements, we are required to pay a royalty which generally ranges from 5% to 14% of the net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts to between 5% and 10% of net sales.

        We believe that early termination of one or a small number of the current license agreements would not have a material adverse effect on our results of operations or financial condition. Upon any early termination of any existing license agreement, we expect that we would seek to enter into alternative arrangements with other designers to reduce any negative impact of such a termination.

        The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration

Brooks Brothers Group, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Burberry Limited	Burberry Burberry Check Equestrian Knight Device Burberry Black Label**	Worldwide exclusive license	December 31, 2015
Bvlgari S.p.A.	Bvlgari	Worldwide exclusive license	December 31, 2020
Chanel Group	Chanel	Worldwide exclusive license	March 31, 2014
Coach, Inc.***	Coach Poppy Coach Reed Krakoff	Worldwide exclusive license	June 30, 2016 (renewable until June 30, 2024)
Dolce & Gabbana S.r.l.	Dolce & Gabbana D&G	Worldwide exclusive license	December 31, 2015
Donna Karan Studio LLC	Donna Karan DKNY	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2022
Jones Investment Co. Inc.	Anne Klein New York Lion Head Design AK Anne Klein A-Line	Worldwide exclusive license	December 31, 2012
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2013
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2013 (renewable until December 31, 2018)

Licensor	Licensed Marks	Territory	Expiration

PRL USA Inc. The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps****	Worldwide exclusive license	March 31, 2017
Stella McCartney Limited	Stella McCartney	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Tiffany and Company	TIFFANY & CO. Tiffany

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

*
Brooks Brothers Group, Inc. is indirectly owned and controlled by one of our directors.

**
Japan only.

***
The agreement became effective on January 1, 2012.

****
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

        Our past and present operations, including owned and leased real property, are subject to extensive and changing environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of waste or otherwise relating to the protection of the environment. We believe that we are in substantial compliance with applicable environmental laws and regulations. However, we cannot predict with any certainty that we will not in the future incur liability under environmental statutes and regulations with respect to contamination of sites formerly or currently owned or operated by us (including contamination caused by prior owners and operators of such sites) and the off-site disposal of hazardous substances.

        Our retail operations are also subject to various legal requirements in many countries in which we operate our business that regulate the permitted relationships between licensed optometrists or ophthalmologists, who primarily perform eye examinations and prescribe corrective lenses, and opticians, who fill such prescriptions and sell eyeglass frames.

        We produce and sell to the U.S. government, including the U.S. military, and to international governments, certain Oakley and ESS protective eyewear products. As a result, our operations are subject to various regulatory requirements, including the necessity of obtaining government approvals for certain products, country-of-origin restrictions on materials in certain products, U.S.-imposed restrictions on sales to specific countries, foreign import controls, and various decrees, laws, taxes, regulations, interpretations and court judgments that are not always fully developed and that may be retroactively or arbitrarily applied. Additionally, we could be subject to periodic audits by U.S. government personnel for contract and other regulatory compliance.

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

        Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our retail division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as the popularity and market acceptance of our brands. See Item 3—"Key Information—Risk Factors—If we are unable to successfully introduce new products and develop our brands, our future sales and operating performance may suffer" and "—If we fail to maintain an efficient distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer."

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

        The managed vision care market in North America is highly competitive. EyeMed has a number of competitors, including Vision Service Plan ("VSP"), Davis Vision and Spectera. While VSP was founded almost 56 years ago and is the current market leader, EyeMed's consistent year-over-year growth has enabled us to become the second largest market competitor in terms of funded lives. EyeMed competes based on its ability to offer a network and plan design with the goal of delivering overall value based on the price, accessibility and administrative services provided to clients and their members.

SEASONALITY

        We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 53.7% and 49.8% of our sales in 2011 and 2010, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. In 2008, the fiscal year for the Retail Division in North America and the United Kingdom included 53 weeks; in 2009, the fiscal year for the Retail Division in Asia-Pacific, Greater China (mainland China and Hong Kong) and South Africa included 53 weeks. A 53-week year occurs in five- to six-year intervals and will occur again in fiscal 2014 in North America and the United Kingdom and in fiscal 2015 in Asia-Pacific, Greater China and South Africa.

ORGANIZATIONAL STRUCTURE

        We are a holding company, and the majority of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, Licensed Brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through 10 manufacturing plants and 42 geographically oriented wholesale distribution subsidiaries. See "—Distribution" for a breakdown of the geographic regions.

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

PROPERTY, PLANT AND EQUIPMENT

        Our corporate headquarters is located at Via C. Cantù 2, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of March 31, 2012 is set forth below:

			Approximate Area in Square Feet
		Owned/ Leased
Location	Use

Milan, Italy	Corporate headquarters	Owned	115,075
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	926,200
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American distribution center	Owned	183,521
Campinas, Brazil	Manufacturing and research facility, administrative offices and related space	Leased	484,391
Port Washington (New York), United States(2)	U.S. corporate and wholesale headquarters and wholesale division	Leased	35,000
Foothill Ranch/Lake Forest (California), United States(3)	Oakley headquarters, manufacturing facility and ophthalmic laboratory	Owned	787,114
Ontario (California), United States	Oakley eyewear, apparel and footwear distribution centers	Leased	408,740
Macquarie Park, Australia	Offices	Leased	61,496
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Warehouse, distribution center	Leased	112,800
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
Knoxville (Tennessee), United States	Ophthalmic laboratory	Leased	44,456
St. Albans (Hertfordshire), United Kingdom	Offices	Leased	15,600
Dongguan, China(1)(4)	Office, manufacturing facility, land and dormitories	Leased	3,132,917
Shanghai, China(5)	Offices, fitting laboratory	Leased	38,170
Bhiwadi, India(6)	Manufacturing facility, administrative offices	Leased	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(7)	Frame manufacturing facility	Owned	191,722
Sedico, Italy(1)	Frame manufacturing facility	Owned	342,830
Izmir, Turkey	Turkish headquarters, offices, warehouse and frame manufacturing facility	Leased	92,750
Winnipeg, Canada	Ophthalmic laboratory, warehouse, distribution center	Leased	21,949
Santiago, Chile	Offices	Leased	41,484
São Paulo, Brazil	Administrative offices	Leased	51,010

(1)
Facility is comprised of several different premises located within the same municipality.

(2)
On December 19, 2011, we sold our existing facility (140,500 square feet) dedicated to our U.S. corporate and wholesale headquarters and Wholesale division. These operations will be housed in the leased facility.

(3)
Facility is comprised of several different premises located in Foothill Ranch and Lake Forest, California, United States. The premises in Lake Forest (250,214 square feet) are leased.

(4)
Facility consists of 637,011 square feet dedicated to offices and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years beginning in 2004.

(5)
Facility is comprised of two different premises located within the same municipality.

(6)
We have leased such facility for 99 years beginning in 1989.

(7)
25,963 square feet of this facility are leased.

        A substantial number of our retail stores are leased. See "—Distribution—Retail Distribution" above for more information about our retail locations and a breakdown of geographic regions. All of our retail store leases expire between 2012 and 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

        We believe that our current facilities (including our manufacturing facilities) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate in our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut (including those in host stores), Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical). As of December 31, 2011, the

retail segment consisted of 6,511 corporate-owned retail locations and 531 franchised or licensed locations as follows:

			China/ Hong Kong		Africa and Middle East		Central and South America
	North America	Asia- Pacific				South Africa
				Europe				Total

LensCrafters	983	—	221	—	—	—	—	1,204
Pearle Vision	310	—	—	—	—	—	—	310
Sunglass Hut(1)	1,949	248	6	71	—	125	105	2,504
Ilori and The Optical Shop of Aspen	44	—	—	—	—	—	—	44
Oliver Peoples	7	—	—	—	—	—	—	7
Oakley retail locations(2)	136	21	—	13	—	—	4	174
Sears Optical	802	—	—	—	—	—	—	802
Target Optical	330	—	—	—	—	—	—	330
OPSM	—	372	—	—	—	—	—	372
Laubman & Pank	—	62	—	—	—	—	—	62
Budget Eyewear(3)	—	120	—	—	—	—	—	120
Bright Eyes	—	34	—	—	—	—	—	34
David Clulow(4)	—	—	—	80	—	—	—	80
Multiopticas' optical stores(5)	—	—	—	—	—	—	468	468
Franchised or licensed locations(6)	363	128	—	9	28	—	3	531

Total	4,924	985	227	173	28	125	580	7,042

(1)
Includes Sunglass Icon locations and the acquired stores in Latin America.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
On January 24, 2012, the Board of Directors of Luxottica approved the reorganization of the retail business in Australia. As a result of this reorganization, the Group will close approximately 10% of its Australian and New Zealand stores and progressively stop selling under the Budget Eyewear trademark, redirecting resources into its market-leading OPSM brand.

(4)
Includes David Clulow joint-venture stores.

(5)
Includes primarily stores operating under the GMO and Econopticas retail brands.

(6)
Includes primarily franchised and licensed locations for Pearle Vision (352 locations) and Bright Eyes (62 locations), with the remaining locations for Budget Eyewear, David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples and Icon-HMS.

        LensCrafters, ILORI, Pearle Vision, our Licensed Brands (Sears Optical and Target Optical), Oakley (Oakley "O" Stores and Vaults), Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM, Laubman & Pank and Bright Eyes operate retail outlets located in Australia and New Zealand. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales. In 2006, we began operating retail locations in mainland China and currently we have rebranded the acquired stores to our premium LensCrafters brand in mainland China and Hong Kong. In 2008, we acquired David Clulow, a premium optical retailer operating in the United Kingdom and Ireland. In 2011, we completed our acquisition of Multiopticas Internacional. Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3—"Key Information—Risk Factors—If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer." We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher in the second quarter and lower in the first quarter.

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3946 in 2009 to Euro 1.00 = U.S. $1.3207 in 2010 to Euro 1.00 = U.S. $1.4000 in 2011. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—"Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity" and Item 3—"Key Information—Risk Factors—If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group could suffer."

Critical Accounting Policies and Estimates

        Beginning with the fiscal year ended December 31, 2010, we have changed the basis of our accounting from accounting principles generally accepted in the United States to IFRS as issued by the IASB.

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

  Inventories

        Our manufactured inventories were approximately 54.9% and 58.2% of total frame inventory for each of 2011 and 2010, respectively. All inventories at December 31, 2011 were valued using the lower of cost, as determined under an average annual cost by product line method, or market. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

  Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

        In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2011, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 4.4 billion or approximately 51.4% of total assets.

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

        Goodwill and intangible assets deemed to have an indefinite life are no longer amortized, but rather are tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years. We recorded an impairment loss of Euro 0.0 million, Euro 20.4 million and Euro 0.0 million in 2011, 2010 and 2009, respectively. For further details, see Note 11 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        Intangibles subject to amortization based on a finite useful life continue to be amortized on a straight-line basis over their useful lives. Our long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, we measure impairment by comparing the carrying value of the long-lived asset to its recoverable amount, which is equal to its value in use. The value-in-use calculation involves discounting the expected cash flows to be generated by the asset to its present value. If the sum of the expected discounted future cash flows is less than the carrying amount of the assets, we would recognize an impairment loss, if determined to be necessary. Actual results may differ from our current estimates. Following the reorganization of the Retail business in Australia, approved by the Board of Directors on January 24, 2012, the Group decided to stop selling under the Budget Eyewear name and recorded an impairment loss in our 2011 Consolidated Financial Statements of Euro 8.9 million (AUD 12 million) related to this trademark.

RECENT ACCOUNTING PRONOUNCEMENTS

        See Note 2 to our Consolidated Financial Statements included in Item 18 of this Form 20-F for a discussion of the impact of recent accounting pronouncements on our financial condition and results of operations, including the expected dates of adoption and estimated effects on our financial position, statement of cash flows and results of operations.

OVERVIEW OF 2011 RESULTS OF OPERATIONS

        In fiscal year 2011, we achieved strong growth of net sales and a more than proportionate increase in profitability relative to sales growth, as well as a significant improvement in financial leverage. Both divisions made a major contribution to our results.

        Because of our worldwide operations, our results of operations are affected by foreign exchange rate fluctuations. In 2011, the weakening of certain currencies in which we conduct business, in particular of the U.S. dollar against the Euro, which is our reporting currency, decreased net sales by Euro 151.0 million, primarily in the retail distribution segment.

        This discussion should be read in conjunction with Item 3—"Key Information—Risk Factors" and the Consolidated Financial Statements and the related notes included in Item 18.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	2011	2010	2009

Net Sales	100.0%	100.0%	100.0%
Cost of Sales	34.8	34.3	34.6
Gross Profit	65.2	65.7	65.4
Operating Expenses:
Selling and Advertising	40.3	40.8	41.3
General and Administrative	11.9	12.6	12.9
Total	52.2	53.4	54.2
Income from Operations	13.0	12.3	11.2
Other Income (Expense)-Net	(1.8)	(1.8)	(2.1)
Provision for Income Taxes	(3.8)	(3.8)	(3.1)
Net Income from Continuing Operations	7.4	6.7	6.0
Discontinued Operations	—	0.3	—
Net Income	7.4	7.0	6.0
Net Income Attributable to Non-Controlling Interests	0.1	0.1	0.1
Net Income Attributable to Luxottica Group Stockholders	7.4	6.9	5.9

        For additional financial information by operating segment and geographic region, see Note 5 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        Throughout the following comparison of the fiscal year ended December 31, 2011 to the fiscal year ended December 31, 2010, and of fiscal year ended December 31, 2010 to the fiscal year ended December 31, 2009 we use certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance. For further information regarding the use of and limitations relating to such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparison.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 2011 TO THE FISCAL YEAR ENDED DECEMBER 31, 2010

        Net Sales.    Net sales increased by Euro 424.5 million, or 7.3%, to Euro 6,222.5 million in 2011 from Euro 5,798.0 million in 2010. Euro 219.9 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in 2011 as compared to 2010 and to increased sales in the retail distribution segment of Euro 204.5 million for the same period.

        Net sales for the retail distribution segment increased by Euro 204.5 million, or 5.7%, to Euro 3,766.1 million in 2011, from Euro 3,561.6 million in 2010. The increase in net sales for the period was partially attributable to a 5.5% improvement in comparable store sales. In particular, we saw a 5.4% increase in comparable store sales for the North American retail operations, and a 4.0% increase in comparable store sales for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the weaknesses of the U.S. dollar, despite the strengthening of the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 120.7 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 219.9 million, or 9.8%, to Euro 2,456.3 million in 2011 from Euro 2,236.4 million in 2010. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley and Persol, and of some designer brands such as Tiffany, Ralph Lauren and Burberry. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially offset by currency fluctuations, in particular the weakness of the U.S. dollar, which, despite a strengthening of the Australian dollar and other currencies, including but not limited to the Brazilian Real and the Japanese Yen decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 30.4 million.

        In 2011, net sales in the retail distribution segment accounted for approximately 60.5% of total net sales, as compared to approximately 61.4% of total net sales in 2010.

        In 2011 and 2010, net sales in our retail distribution segment in the United States and Canada comprised 79.9% of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 7.4% to U.S. $4,188.4 million in 2011, from U.S. $3,900.3 million in 2010, due to sales volume increases. During 2011, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 20.1% of our total net sales in the retail distribution segment and increased by 22.2% to Euro 757.2 million in 2011, from Euro 619.6 million, or 17.4% of our total net sales in the retail distribution segment in 2010, mainly due to an increase in consumer demand.

        In 2011, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,128.9 million, comprising 46.0% of our total net sales in this segment, compared to Euro 1,059.9 million, or 47.4% of total net sales in the segment in 2010. The increase in net sales in Europe of Euro 69.0 million in 2011 as compared to 2010 constituted a 6.5% increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $830.1 million and comprised 24.3% of our total net sales in this segment in 2011, compared to U.S. $715.8 million, or 24.1% of total net sales in the segment in 2010. The increase in net sales in the United States and Canada in 2011 compared to 2010 was primarily due to a general increase in consumer demand. In 2011, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 731.1 million, comprising 29.8% of our total net sales in this segment, compared to Euro 636.5 million, or 28.5% of our net sales in this segment in 2010. The increase of Euro 94.5 million, or 14.8%, in 2011 as compared to 2010, was due to an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 177.9 million, or 8.9%, to Euro 2,168.1 million in 2011 from Euro 1,990.2 million in 2010, increasingly slightly compared to the increase of net sales in the period. As a percentage of net sales, cost of sales was at 34.8% and 34.3% in 2011 and 2010, respectively. In 2011, the average number of frames produced daily in our facilities increased to approximately 263,300 as compared to approximately 235,000 in 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 246.6 million, or 6.5%, to Euro 4,054.4 million in 2011 from Euro 3,807.8 million in 2010. As a percentage of net sales, gross profit was at 65.2% and 65.7% in 2011 and 2010, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 151.6 million, or 4.9%, to Euro 3,247.3 million in 2011 from Euro 3,095.7 million in 2010, in line with the increase of net sales in the period. As a percentage of net sales, operating expenses were 52.2% in 2011 compared to 53.4% in 2010. Total adjusted operating expenses increased by Euro 158.3 million, or 5.1%, to Euro 3,233.6 million in 2011 from Euro 3,075.2 million in 2010, increasing slightly compared to the increase of net sales in the period. As a percentage of net sales, adjusted operating expenses decreased to 52.0% in 2011 from 53.0% in 2010.

        A reconciliation of adjusted operating expenses, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2011	2010

Operating expenses	3,247.3	3,095.7
> Adjustment for Multiopticas Internacional extraordinary gain	19.0	—
> Adjustment for 50th anniversary celebrations	(12.0)	—
> Adjustment for restructuring costs in Retail Division	(11.2)	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	(9.6)	—
> Adjustment for goodwill impairment charge	—	(20.4)

Adjusted operating expenses	3,233.6	3,075.2

        Selling and advertising expenses (including royalty expenses) increased by Euro 141.8 million, or 6.0%, to Euro 2,509.8 million in 2011 from Euro 2,368.0 million in 2010. Selling expenses increased by Euro 98.5 million, or 5.2%. Advertising expenses increased by Euro 36.6 million, or 9.9%. Royalties increased by Euro 6.7 million, or 6.7%. As a percentage of net sales, selling and advertising expenses decreased to 40.3% in 2011, compared to 40.8% in 2010, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs.

        Adjusted selling and advertising expenses (including royalty expenses) increased by Euro 133.2 million, or 5.6%, to Euro 2,501.2 million in 2011, as compared to Euro 2,368.0 million in 2010. Adjusted selling expenses increased by Euro 95.6 million, or 5.0%. Adjusted advertising expenses increased by Euro 30.9 million, or 8.3%. As a percentage of net sales, adjusted selling and advertising expenses decreased to 40.2% in 2011, compared to 40.8% in 2010.

        A reconciliation of adjusted selling and advertising expenses, a non-IFRS measure, to selling and advertising expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2011	2010

Selling and advertising expenses	2,509.8	2,368.0
> Adjustment for 50th anniversary celebrations	(5.7)	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	(2.9)	—

Adjusted selling and advertising expenses	2,501.2	2,368.0

        General and administrative expenses, including intangible asset amortization, increased by Euro 9.8 million, or 1.3%, to Euro 737.5 million in 2011, as compared to Euro 727.7 million in 2010. As a percentage of net sales, general and administrative expenses decreased to 11.9% in 2011, compared to 12.6% in 2010.

        Adjusted general and administrative expenses, including intangible asset amortization, increased by Euro 25.1 million, or 3.5%, to Euro 732.3 million in 2011 as compared to Euro 707.3 million in 2010. As a percentage of net sales, adjusted general and administrative expenses decreased to 11.8% in 2011, compared to 12.2% in 2010.

        A reconciliation of adjusted general and administrative expenses, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2011	2010

General and administrative expense	737.5	727.7
> Adjustment for Multiopticas Internacional extraordinary gain	19.0	—
> Adjustment for 50th anniversary celebrations	(6.3)	—
> Adjustment for restructuring costs in Retail Division	(8.3)	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	(9.6)	—
> Adjustment for goodwill impairment charge	—	(20.4)

Adjusted general and administrative expense	732.3	707.3

        Income from Operations.    For the reasons described above, income from operations increased by Euro 95.0 million, or 13.3%, to Euro 807.1 million in 2011 from Euro 712.2 million in 2010. As a percentage of net sales, income from operations increased to 13.0% in 2011 from 12.3% in 2010. Adjusted income from operations increased by Euro 88.3 million, or 12.0%, to Euro 820.9 million in 2011 from Euro 732.6 million in 2010. As a percentage of net sales, adjusted income from operations increased to 13.2% in 2011 from 12.6% in 2010.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2011	2010

Income from operations	807.1	712.2
> Adjustment for Multiopticas Internacional extraordinary gain	(19.0)	—
> Adjustment for 50th anniversary celebrations	12.0	—
> Adjustment for restructuring costs in the Retail Division	11.2	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	9.6	—
> Adjustment for goodwill impairment loss	—	20.4
Adjusted income from operations	820.9	732.6

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (111.9) million in 2011 as compared to Euro (106.6) million in 2010. Net interest expense was Euro 108.6 million in 2011 as compared to Euro 98.5 million in 2010.

        Net Income.    Income before taxes increased by Euro 89.7 million, or 14.8%, to Euro 695.3 million in 2011, from Euro 605.5 million in 2011, for the reasons described above. As a percentage of net sales, income before taxes increased to 11.2% in 2011, from 10.4% in the same period of 2010. Net income attributable to non-controlling interests increased to Euro 6.0 million in 2011 as compared to Euro 5.1 million in 2010. Discontinued operations were Euro 19.9 million in 2010 and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which expired. Our effective tax rate was 34.1% and 36.0% in 2011 and 2010, respectively. Adjusted income before taxes increased by Euro 83.0 million, or 13.3%, to Euro 709.0 million in 2011, from Euro 626.0 million in 2010, for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 11.4% in 2011, from 10.8% in the same period of 2010.

        A reconciliation of adjusted net income before taxes, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2011	2010

Net Income before taxes	695.3	605.6
> Adjustment for Multiopticas Internacional extraordinary gain	(19.0)	—
> Adjustment for 50th anniversary celebrations	12.0	—
> Adjustment for restructuring costs in the Retail Division	11.2	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	9.6	—
> Adjustment for goodwill impairment loss	—	20.4
Adjusted income before taxes	709.0	626.0

        Net income attributable to Luxottica Group stockholders increased by Euro 50.2 million, or 12.5%, to Euro 452.3 million in 2011, from Euro 402.2 million in 2010. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.3% in 2011, from 6.9% in 2010. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 52.9 million, or 13.1%, to Euro 455.6 million in 2011, from Euro 402.7 million in 2010. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.3% in 2011, from 6.9% in 2010.

        A reconciliation of adjusted net income attributable to Luxottica Group stockholders, a non-IFRS measure, to net income attributable to Luxottica Group stockholders, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2011	2010

Net income attributable to Luxottica Group stockholders	452.3	402.2
> Adjustment for Multiopticas Internacional extraordinary gain	(19.0)	—
> Adjustment for 50th anniversary celebrations	8.5	—
> Adjustment for restructuring costs in the Retail Division	7.1	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	6.7	—
> Adjustment for goodwill impairment loss	—	20.4
> Adjustment for discontinued operations	—	(19.9)
Adjusted net income attributable to Luxottica Group stockholders	455.6	402.7

        Basic earnings per share from continuing operations were Euro 0.98 in 2011 as compared to Euro 0.83 in 2010. Basic earnings per share were Euro 0.98 in 2011 as compared to Euro 0.88 in 2010. Diluted earnings per share from continuing operations were Euro 0.98 in 2011 as compared to Euro 0.83 in 2010. Diluted earnings per share were Euro 0.98 in 2011 as compared to Euro 0.87 in 2010.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 2010 TO THE FISCAL YEAR ENDED DECEMBER 31, 2009

        Net sales increased by Euro 703.7 million, or 13.8%, to Euro 5,798.0 million in 2010 from Euro 5,094.3 million in 2009. Euro 281.1 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in 2010 as compared to 2009 and to increased sales in the retail distribution segment of Euro 422.6 million for the same period.

        Net sales for the retail distribution segment increased by Euro 422.6 million, or 13.5%, to Euro 3,561.6 million in 2010 from Euro 3,139.0 million in 2009. The increase in net sales for the period was partially attributable to a 4.4% improvement in comparable store sales, which reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period. In particular, we saw a 6.7% increase in comparable store sales for the North American retail operations, which was partially offset by a 10.6% decrease in comparable store sales for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 237.2 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 281.1 million, or 14.4%, to Euro 2,236.4 million in 2010 from Euro 1,955.3 million in 2009. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban and Oakley, and of some designer brands such as Chanel, Ralph Lauren and Bvlgari. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular a strengthening of the U.S. dollar and Australian dollar and other minor currencies, including but not limited to the Brazilian Real, the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 104.1 million.

        In 2010, net sales in the retail distribution segment accounted for approximately 61.4% of total net sales, as compared to approximately 61.6% of total net sales in 2009.

        In 2010 and 2009, net sales in our retail distribution segment in the United States and Canada comprised 82.6% of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 7.9% to U.S. $3,900.3 million in 2010 from U.S. $3,614.5 million in 2009, due to sales volume increases. During 2010, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 17.4% of our total net sales in the retail distribution segment and increased by 13.2% to Euro 619.6 million in 2010 from Euro 547.3 million, or 17.4% of our total net sales in the retail distribution segment, in 2009, mainly due to positive currency fluctuation effects.

        In 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,059.9 million, comprising 47.4% of our total net sales in this segment, compared to Euro 977.9 million, or 50.0% of total net sales in the segment, in 2009. The increase in net sales in Europe of Euro 82.0 million in 2010 as compared to 2009 constituted an 8.4% increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $715.8 million and comprised 24.1% of our total net sales in this segment in 2010, compared to U.S. $664.9 million, or 24.4% of total net sales in the segment in 2009. The increase in net sales in the United States and Canada of U.S. $50.9 million, or 7.7%, in 2010 compared to 2009, was primarily due to a general increase in consumer demand. In 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 636.5 million, comprising 28.5% of our total net sales in this segment, compared to Euro 500.7 million, or 25.6% of our net sales in this segment, in 2009. The increase of Euro 135.9 million, or 27.1%, in 2010 as compared to 2009, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales increased by Euro 227.6 million, or 12.9%, to Euro 1,990.2 million in 2010 from Euro 1,762.6 million in 2009, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales was at 34.3% and 34.6% in 2010 and 2009, respectively. In 2010, the average number of frames produced daily in our facilities increased to approximately 235,000 as compared to approximately 208,000 in 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 476.1 million, or 14.3%, to Euro 3,807.8 million in 2010 from Euro 3,331.7 million in 2009. As a percentage of net sales, gross profit was at 65.7% and 65.4% in 2010 and 2009, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 335.0 million, or 12.1%, to Euro 3,095.7 million in 2010 from Euro 2,760.6 million in 2009, in line with the increase of net sales in the period. As a percentage of net sales, operating expenses decreased to 53.4% in 2010 from 54.2% in 2009.

        Selling and advertising expenses (including royalty expenses) increased by Euro 263.6 million, or 12.5%, to Euro 2,368.0 million in 2010 from Euro 2,104.4 million in 2009. Selling expenses increased by Euro 204.7 million, or 12.1%. Advertising expenses increased by Euro 59.9 million, or 19.2%. Royalties decreased by Euro 1.0 million, or 1.0%. As a percentage of net sales, selling and advertising expenses decreased to 40.8% in 2010, compared to 41.3% in 2009, mainly due to the increase in net sales in relation to the fixed portion of selling expenses, such as occupancy costs and fixed employee selling costs.

        General and administrative expenses, including intangible asset amortization, increased by Euro 71.4 million, or 10.9%, to Euro 727.7 million in 2010 as compared to Euro 656.3 million in 2009, mainly due to currency fluctuation effects and to the impairment charge totaling approximately Euro 20 million on the goodwill allocated to the Asia/Pacific retail segment.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 141.1 million, or 24.7%, to Euro 712.2 million in 2010 from Euro 571.1 million in 2009. As a percentage of net sales, income from operations increased to 12.3% in 2010 from 11.2% in 2009. Adjusted income from operations increased by Euro 161.5 million, or 28.3%, to Euro 732.6 million in 2010 from Euro 571.1 million in 2009. As a percentage of net sales, adjusted income from operations increased to 12.6% in 2010 from 11.2% in 2009. A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following this year-over-year comparison.

(Amounts in millions of Euro)	2010	2009

Income from operations	712.2	571.1
> Adjustment for goodwill impairment loss	20.4	—
Adjusted income from operations	732.6	571.1

        Other Income (Expense)—Net. Other income (expense)—net was Euro (106.6) million in 2010 as compared to Euro (106.3) million in 2009. Interest expense was Euro 107.0 million in 2010 as compared to Euro 109.1 million in 2009. Net interest expense was Euro 98.5 million in 2010 as compared to Euro 102.2 million in 2009.

        Net Income.    Income before taxes increased by Euro 140.8 million, or 30.3%, to Euro 605.5 million in 2010 from Euro 464.8 million in 2009, for the reasons described above. As a percentage of net sales, income before taxes increased to 10.4% in 2010 from 9.1% in the same period of 2009. Net income attributable to non-controlling interests decreased to Euro 5.1 million in 2010 as compared to Euro 5.8 million in 2009. Discontinued operations were Euro 19.9 million and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which either settled or expired.

        Our effective tax rate was 36.0% and 34.4% in 2010 and 2009, respectively. Adjusted income before taxes increased by Euro 161.2 million, or 34.7%, to Euro 626.0 million in 2010 from Euro 464.8 million in 2009, for the reasons described above. As a consequence, the adjusted effective tax rate was 34.9% in 2010 as compared to 34.4% in 2009. A reconciliation of adjusted income before taxes, a non-IFRS measure, to income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following this year-over-year comparison.

(Amounts in millions of Euro)	2010	2009

Income before taxes	605.6	464.8
> Adjustment for goodwill impairment loss	20.4	—
Adjusted income before taxes	626.0	464.8

        Net income attributable to Luxottica Group stockholders increased by Euro 103.1 million, or 34.5%, to Euro 402.2 million in 2010 from Euro 299.1 million in 2009. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 6.9% in 2010 from 5.9% in 2009. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 103.6 million, or 34.6%, to Euro 402.7 million in 2010 from Euro 299.1 million in 2009. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 6.9% in 2010 from 5.9% in 2009. A reconciliation of adjusted net income attributable to Luxottica Group stockholders, a non-IFRS measure, to net income attributable to Luxottica Group stockholders, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following this year-over-year comparison.

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

(Amounts in Euro)	2010	2009

Basic earnings per share	0.88	0.65
> Adjustment for goodwill impairment loss	—	—
> Adjustment for discontinued operations	—	—
Adjusted basic earnings per share	0.88	0.65

(Amounts in Euro)	2010	2009

Diluted earnings per share	0.87	0.65
> Adjustment for goodwill impairment loss	—	—
> Adjustment for discontinued operations	—	—
Adjusted diluted earnings per share	0.87	0.65

Non-IFRS Measures: Adjusted Measures

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In order to provide a supplemental comparison of current period results of operations to prior periods, certain measures, such as operating expenses, selling and advertising expenses, general and administrative expenses, income from operations, income before taxes and net income attributable to Luxottica Group stockholders have been adjusted by excluding, if applicable, the following items related to non-recurring transactions:

  (a)
  an extraordinary gain in 2011 of approximately Euro 19.0 million related to the acquisition of the 40% stake in Multiopticas Internacional;

  (b)
  non-recurring costs in 2011 related to Luxottica's 50th anniversary celebrations of approximately Euro 12.0 million;

  (c)
  non-recurring restructuring and start-up costs in the Retail Division in 2011 of approximately Euro 11.2 million;

  (d)
  a non-recurring impairment loss in 2011 related to the reorganization of the Australian business for Euro 9.6 million;

  (e)
  a non-recurring gain in 2010 of Euro 19.9 million related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which expired; and

  (f)
  a non-recurring loss in the fourth quarter of 2010 from the impairment of goodwill allocated to the retail segment of approximately Euro 20.4 million.

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

        These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these adjusted measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group's method of calculating these adjusted measures may differ from methods used by other companies.

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

TAXES

        Our effective tax rates for the fiscal years ended December 31, 2011, 2010 and 2009, were approximately 34.1%, 36.0% and 34.4%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        Our cash and cash equivalents at December 31, 2011 totaled Euro 905.1 million, compared to Euro 679.9 million at December 31, 2010. The increase in cash from December 31, 2010 to December 31, 2011 was principally attributable to cash flows provided by operating activities including an increase in net income. Our non-Italian operations are substantially self-sufficient for their working capital needs. As of December 31, 2011, Euro 732.2 million of the Group's total cash balance of Euro 905.1 million was held outside of Italy. There are no significant repatriation restrictions other than local or Italian taxes associated with repatriation. While we currently do not foresee a need to repatriate funds, should we require more capital in Italy than is generated by our operations locally, we could elect to repatriate funds held in foreign jurisdictions or raise capital in Italy or the rest of Europe through debt or equity issuances. These alternatives could result in higher effective tax rates or increased interest expense.

Cash Flows

        Operating Activities.    The Company's net cash provided by operating activities in 2011, 2010 and 2009 was Euro 820.9 million, Euro 831.6 million and Euro 903.5 million, respectively. The Euro 71.9 million decrease in 2010 as compared to 2009 is mainly due to (i) the divestiture of the Group investment portfolio which resulted in an increase in cash provided by operating activities of approximately Euro 23.5 million in 2009 and (ii) the stronger performance of certain components of working capital in 2009 as compared to 2010, as indicated below.

        Depreciation and amortization were Euro 323.9 million in 2011 as compared to Euro 322.1 million in 2010 and Euro 285.4 million in 2009. The increase in depreciation and amortization in 2010 as compared to 2009 is primarily attributable to a non-recurring impairment charge totaling approximately Euro 20 million.

        Non-cash stock-based compensation expense was Euro 44.5 million in 2011 as compared to Euro 32.9 million in 2010 and Euro 24.9 million in 2009. The increase in 2011 as compared to 2010 is mainly due to (i) expenses related to the new stock option plan granted in 2011 for approximately

Euro 5.4 million and (ii) the gift of free treasury shares to certain employees of the Group, as part of the celebration related to the Group's 50th anniversary, which resulted in a non-recurring cost of approximately Euro 6.3 million (for further details please refer to Note 24 to our Consolidated Financial Statements included in Item 18 of this Form 20-F). The increase in 2010 as compared to 2009 is mainly due to expense related to the new stock option plan granted in 2010 for approximately Euro 5.1 million.

        The change in accounts receivable was Euro (36.0) million in 2011 as compared to (1.6) million in 2010 and Euro 25.7 million in 2009. This change in 2011 as compared to 2010 was primarily due to an increase in sales volume in 2011 as compared to 2010 and 2009 and to the growth of certain businesses in the North America Retail Division in 2011. The inventory change was Euro (30.5) million in 2011 as compared to Euro (36.5) million in 2010 and Euro 46.7 million in 2009. The change in 2011 as compared to 2010 and 2009 was mainly due to increased production in our manufacturing facilities. The change in prepaid/accrued expenses and other was Euro 17.8 million in 2011 as compared to Euro (21.1) million in 2010 and Euro 180.0 million in 2009. The change in 2011 as compared to 2010 was mainly due to the liabilities related to the growth of certain businesses in the North America Retail Division and to the increase of the liabilities to employees for salaries and bonuses to be paid in 2012. The change in 2010 as compared to 2009 was mainly due to the timing of payments to tax authorities by certain U.S. subsidiaries of the Company which were utilized during the first half of 2011. The change in accounts payable was Euro 51.1 million in 2011 as compared to Euro 86.7 million in 2010 and Euro 27.5 million in 2009. The change in 2011 as compared to 2010 and 2009 was mainly due to better payment terms with the vendors in 2009, which continued to show their positive effects in 2011 as well. The change in income tax payable was Euro (20.0) million in 2011 as compared to Euro 32.5 million in 2010 and Euro (16.7) million in 2009. The change in 2011 as compared to 2010 was primarily attributable to the timing of our tax payments in different tax jurisdictions. The change in 2010 as compared to 2009 was primarily attributable to higher taxable income in 2010 which resulted in an increase in the income tax payable as compared to the same period of 2009.

        Investing Activities.    The Company's net cash used in investing activities was Euro 459.9 million, Euro 367.3 million and Euro 229.3 million in 2011, 2010 and 2009, respectively. The increase in 2011 is mainly related to (i) the acquisition of tangible assets for Euro 228.6 million in 2011; (ii) the acquisition of 60% of Multiopticas Internacional for Euro 89.8 million; (iii) the acquisition of two retail chains in Mexico for Euro 19.0 million; (iv) the acquisition of a retail chain in Australia for Euro 6.5 million; (v) other minor acquisitions for Euro 8.3 million in 2011; and (vi) the acquisition of intangible assets for the improvement of the Group IT structure for Euro 107.6 million. The main investment activities in 2010 were related to (i) the purchase of the remaining non-controlling interests in Luxottica Turkey for Euro 61.8 million; (ii) the purchase of the remaining non-controlling interests in Sunglass Hut UK for Euro 32.4 million; and (iii) other minor acquisitions for Euro 13.1 million. The increase in 2010 as compared to 2009 is mainly related to business acquisitions that occurred in 2010 and accounted for a cash outflow of approximately Euro 121.8 million.

        Our capital expenditures, excluding acquisitions and the purchase of a building from related parties for Euro 25.2 million and capital leases of Euro 25.6 million, were Euro 307.5 million in 2011 as compared to Euro 230.4 million in 2010 and Euro 200.4 million in 2009 primarily related to the investment in IT infrastructure in 2011, 2010 and 2009 and in each year to investment in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail division. Capital expenditures, excluding capital leases of Euro 14.2 million, were Euro 61.4 million in the three-month period ending March 31, 2012. It is our expectation that 2012 net capital expenditures will be approximately Euro 340.0 million, not including investments for acquisitions. The Company will pay for these future capital expenditures with its currently available borrowing capacity and available cash.

        Net cash provided by disposals of property, plant and equipment was insignificant in 2011, 2010 and 2009. Investments in equity investees resulted in cash used of Euro 0.0 million in 2011,

Euro 20.7 million in 2010 and Euro 21.3 million in 2009 and related to the acquisition of a 40% participation in Multiopticas Internacional.

        Financing Activities.    The Company's net cash used in financing activities was Euro (175.0) million, Euro (167.7) million and Euro (373.5) million in 2011, 2010 and 2009, respectively. Cash used in financing activities in 2011 mainly related to the maturing of long-term loans for Euro 250.6 million, repayment of maturing outstanding debt for Euro (230.4) million and aggregate dividend payments to stockholders of Euro (206.6) million. Cash used in financing activities in 2010 mainly related to the repayment of maturing outstanding debt and aggregate dividend payments to stockholders of Euro (169.8) million. In 2009, cash used in financing activities mainly related to the repayment of maturing outstanding debt and aggregate dividend payments to stockholders of Euro (103.5) million.

Our Indebtedness

        We have relied primarily upon internally generated funds, trade credit, committed bank facilities and debt capital markets to finance our operations and expansion. We do not typically raise capital through the issuance of stock; rather, we use debt financing to lower our overall cost of capital and increase our return on stockholders' equity. We have access to capital markets at favorable market conditions and continue to monitor the debt capital markets in order to take appropriate actions to raise financing.

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

        Our long-term credit facilities contain certain financial covenants including ratios of Net Financial Position (as defined in the agreements) to EBITDA (earnings before interest, taxes, depreciation and amortization as defined in the agreements) and EBITDA to net financial charges (as defined in the agreements). As of December 31, 2011 and December 31, 2010, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur, such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

        The financial and operating covenants included in the above long-term debt are as follows (such terms are defined in our applicable debt agreements):

  1.
  consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA; and

  2.
  consolidated EBITDA shall not be less than five times the Consolidated Net Financial Charges.

        Our total indebtedness was Euro 2,031.6 million as of December 31, 2011. Available additional borrowings under credit facilities as of such date were Euro 1,440.0 million of which Euro 692.2 million were committed credit lines.

        For additional information, see Note 20 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

Our Credit Facilities

  The Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps

        On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which was to be used for general corporate purposes, including the refinancing of our existing debt as it matured. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and re-borrowed with all outstanding balances maturing in March 2013. As of December 31, 2011, the line under Tranche C was undrawn by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and accruing on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20% and 0.40% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on December 31, 2011 was 0.790% for Tranche B. As of December 31, 2011, Euro 226.6 million was borrowed under this credit facility. For additional information, see Note 20 to our Consolidated Financial Statements included in Item 18 of this Form 20-F. We cancelled Tranche C effective April 27, 2012.

        During the third quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325 million with various banks ("Tranche B Swaps"). These swaps expired on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchanged the floating rate of LIBOR for an average fixed rate of 4.63% per annum.

  The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps

        To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of

U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. We exercised the first option to extend the final maturity of this facility by one year to October 12, 2013. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million. We borrowed U.S. $500 million under Facility E. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time.

        The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group's ratio of debt to EBITDA. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.30% (0.644% for Facility D and 0.794% for Facility E on December 31, 2011). The final maturity of the credit facility is October 12, 2013.

        During the third quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26% per annum.

        During the fourth quarter of 2008 and January 2009, we entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700 million with various banks which decreased by U.S. $50 million every three months commencing on April 12, 2011 ("Tranche D Swaps"), which matches the scheduled maturity of the hedged debt. These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.672% per annum.

        The short-term bridge loan facility is for an aggregate principal amount of U.S. $500 million and is guaranteed by us and our subsidiary Luxottica S.r.l. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to this facility. The terms of such amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. On November 27, 2009, we and U.S. Holdings amended this facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009 and provide for a final maturity date of November 30, 2011. The new terms also provide for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90%. U.S. Holdings prepaid U.S. $25 million on September 8, 2010 and the remaining U.S. $50 million on October 12, 2010. As of December 31, 2011, this credit facility had been repaid in full.

  The Euro 150 Million Credit Facility

        In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The final maturity of this credit facility was July 13, 2011. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR (as defined in the agreement) plus 0.375%. We could select interest periods of one, three or six months. In June 2009, we renegotiated this credit facility. The new facility consists of a two-year unsecured credit facility that is a revolving loan providing borrowing availability of up to Euro 150 million. Interest accrues on this facility at EURIBOR plus 1.90%. We can select interest periods of one, three or six months. On January 20, 2011, the Company terminated this credit line.

  The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps

        On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility requires repayment of equal quarterly installments of principal of Euro 30 million, which started August 29, 2011, and a last repayment of Euro 40 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40% and 0.60% based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.925% as of December 31, 2011). As of December 31, 2011, Euro 190 million was borrowed under this credit facility.

        In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, which started on August 29, 2011. The Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR (as defined in the agreement) for an average fixed rate of 2.25% per annum.

  The Euro 300 Million Club Deal

        On November 11, 2009, we entered into a Euro 300 million Term Facility Agreement, guaranteed by our subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75% and 3.00% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, we renegotiated this facility, extending the maturity for a further two years. The new expiration date is November 30, 2014. Interest currently accrues at EURIBOR plus a margin between 1.00% and 2.75%, as defined in the amendment (2.520% as of December 31, 2011). As of December 31, 2011, Euro 300 million was borrowed under this credit facility.

Our Other Debt Financings

  The U.S. $275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275 million of senior unsecured guaranteed notes, issued in three series ("Series A," "Series B" and "Series C"). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96% per annum, interest on the Series B Notes accrues at 6.42% per annum and interest on the Series C Notes accrues at 6.77% per annum. The proceeds from the Notes were used to repay a portion of the bridge loan facility that expired on July 1, 2008.

  The U.S. $175 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series ("Series D," "Series E" and "Series F"). The aggregate principal amount of each of the Series D and Series E Notes is U.S. $50 million and the aggregate principal amount of the Series F Notes is U.S. $75 million. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19% per annum, interest on the Series E

Notes accrues at 5.75% per annum and interest on the Series F Notes accrues at 5.39% per annum. The proceeds from the Notes were used for general corporate purposes.

  The Euro 100 Million Senior Unsecured Guaranteed Notes

        On September 30, 2010, we closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series ("Series G" and "Series H"). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75% per annum and interest on the Series H Notes accrues at 4.25% per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2010. The proceeds from the Notes, received on September 30, 2010, were used for general corporate purposes.

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2015)

        On November 10, 2010, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due November 10, 2015. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0557635777. Interest on the Notes accrues at 4.00% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The Notes can be prepaid at our option under certain circumstances. The proceeds from the Notes are being used for general corporate purposes.

  The U.S. $350 Million Senior Unsecured Guaranteed Notes

        On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million senior unsecured guaranteed notes ("Series I"). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35% per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2011. The proceeds from the Notes, received on December 15, 2011, are being used for general corporate purposes and to refinance existing term debt.

Our 2012 Debt Financings

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2019)

        On March 19, 2012, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On March 19, 2012, the Notes were assigned a BBB+ credit rating by Standard & Poor's.

  The Euro 500 Million Multicurrency Revolving Credit Facility

        On April 17, 2012, we and our subsidiary, U.S. Holdings, entered into a multicurrency (Euro/U.S. dollars) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars). Amounts borrowed may be repaid and re-borrowed with all outstanding balances maturing on April 10, 2017. We can select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar-denominated loans based on the corresponding LIBOR rate and a premium of 0.35% per annum, both plus a margin between 1.30% and 2.25% based on the "Consolidated Net Debt to Consolidated EBITDA" ratio as defined in the agreement. As of April 24, 2012, the line was undrawn.

Outstanding Standby Letters of Credit

        Certain U.S. subsidiaries have obtained various standby and trade letters of credit from banks that aggregated Euro 63.4 million and Euro 34.0 million as of December 31, 2011 and 2010, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Concentration of Credit Risk

        Financial instruments which potentially expose us to concentration of credit risk consist primarily of cash, investments and accounts receivable. We attempt to limit our credit risk associated with cash equivalents by placing our cash balances and investments with highly-rated banks and financial institutions. However, at any time, amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, we limit our credit risk by performing ongoing credit evaluations, and certain customers may be required to post security in the form of letters of credit. As of December 31, 2011 and 2010, no single customer's balance comprised 10% or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2011 and 2010, was approximately Euro 30.6 million and Euro 22.6 million, respectively, due from the host stores of our Licensed Brands retail division. These receivables represent cash proceeds from sales deposited into the host stores' bank accounts, which are subsequently forwarded to us on a weekly or monthly basis depending on our contract with the particular host store and are based on short-term contract arrangements.

Our Working Capital

        Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
(Amounts in millions of Euro)	2011	2010	2009

Current Assets	2,499.5	2,152.5	1,722.0
Current Liabilities	(1,973.2)	(1,503.3)	(1,315.2)

Working Capital	526.3	649.2	406.8

        The decrease in working capital in 2011 as compared to 2010 is mainly attributable to the increase in the current portion of long-term debt scheduled to mature in 2012. The increases in working capital in 2010 and 2009 are primarily attributable to stronger performance by the Group on certain components of working capital beginning in 2009 and continuing in 2010.

        We believe that the financial resources available to us will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for the next 24 months.

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

        We use, from time to time, derivative financial instruments, principally interest rate and currency swap agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates and interest rates (see Note 31 to our Consolidated Financial Statements included in Item 18 of this Form 20-F). Although we have not done so in the past, we may enter into other derivative financial instruments when we assess that the risk can be hedged effectively.

Contractual Obligations and Commercial Commitments

        We are party to numerous contractual arrangements consisting of, among other things, royalty agreements with designers, leases for retail store, plant, warehouse and office facilities, as well as certain data processing and automotive equipment, and outstanding borrowings under credit agreements and facilities with financial institutions to finance our operations. These contractual arrangements may contain minimum annual commitments. A more complete discussion of the obligations and commitments is included in Notes 19 and 27 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases, minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2011. The table does not include pension liabilities or liabilities for uncertain tax payments. We cannot make a reasonable and reliable estimate of when or if the uncertain tax payments will be made. Our pension plans are discussed in Note 23 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

	Payments Due by Period
Contractual Obligations (Amounts in millions of Euro)	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Long-Term Debt and Current Maturities(1)(2)	498.3	1,037.2	598.2	609.3	2,742.9
Interest Payments(3)	60.1	122.3	62.8	84.3	329.5
Operating Leases	280.4	449.4	301.3	224.8	1,255.9
Minimum Royalty Arrangements(4)	65.0	123.0	72.8	98.7	359.5
Long-Term Purchase Commitments(5)	4.8	9.6	9.4	23.1	46.9
Endorsement Contracts(6)	2.5	1.4	0.2	0.8	4.3
Other Commitments(7)	5.7	3.5	0.1	—	9.3

Total	916.8	1,746.4	1,044.8	1,040.4	4,748.5

(1)
As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2011 and expect to be in compliance for the foreseeable future.

(2)
The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 3.8 million (less than one year) and Euro 23.8 million (one to three years).

(3)
These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2011 and assume that we make all scheduled principal payments as they mature.

(4)
These amounts represent obligations under our license agreements with designers, some of which require us to make annual guaranteed minimum payments.

(5)
These amounts represent obligations under our supplier commitments with various vendors.

(6)
These amounts represent obligations under our endorsement contracts with selected athletes and others who endorse Oakley products, certain of which require us to pay specified annual minimum commitments and sometimes additional amounts based on performance goals.

(7)
Other commitments mainly include auto, machinery and equipment lease commitments.

        At December 31, 2011, we had available funds of approximately Euro 747.9 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. For additional information, see Note 27 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The Board of Directors of Luxottica Group S.p.A. currently consists of 15 members, each of whom was appointed at the Stockholders' Meeting held on April 29, 2009.

        The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2011. The information included in Item 6 relates to the Board of Directors whose term expires upon the approval of the statutory financial statements as of and for the year ended December 31, 2011.

        Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A.:

Name	Age	Senior Manager or Director(1) Since	Position

Leonardo Del Vecchio	76	1961	Chairman of the Board of Directors
Luigi Francavilla	74	1968/1985	Deputy Chairman
Andrea Guerra	46	2004	Chief Executive Officer and Director
Roger Abravanel	65	2006	Director
Mario Cattaneo	81	2003	Director
Enrico Cavatorta	50	1999/2003	Chief Financial Officer, General Manager—Central Corporate Functions and Director
Roberto Chemello	57	1979/1985	Director
Claudio Costamagna	56	2006	Director
Claudio Del Vecchio	55	1978/1986	Director
Sergio Erede	71	2004	Director
Sabina Grossi	46	2003	Director
Ivanhoe Lo Bello(2)	49	2009	Director
Marco Mangiagalli	63	2009	Director
Gianni Mion	68	2004	Director
Marco Reboa	56	2009	Director
Paolo Alberti	49	2009	Executive V.P., Wholesale
Colin Baden	50	1999	President and CEO Oakley
Chris Beer	46	2003	Chief Operating Officer, Luxottica Optical Retail Australasia and Greater China
Michael A. Boxer	50	1993	Executive V.P. and Group General Counsel
Fabio d'Angelantonio	42	2005	Chief Marketing Officer and Group Retail Luxury and Sun Director
Elizabeth DiGiandomenico	46	1992	President, Luxottica Vision Care
Ivan Dompé	39	2008	Group Corporate Communications Director
Valerio Giacobbi	47	1991	Chief Risk Management and Compliance Officer
John Haugh	49	2011	Executive V.P., Sunglass Hut North America
Seth McLaughlin	50	1994	Executive V.P., Pearle Vision, Licensed Brands and Canada Optical
Antonio Miyakawa	45	1993	Executive V.P., Marketing, Style & Product
Mario Pacifico	49	2003	Group Shared Services and Corporate Reporting Director
Nicola Pelà	49	2005	Group Human Resources Director
Paolo Pezzutto	45	2000	Group Commercial Service Strategy & Planning Director
Carlo Privitera	42	2005	COO Retail Business Services and Distribution North America
Alessandra Senici	44	2000	Group Investor Relations Director
Gianluca Tagliabue	43	2010	Group Business Development Director
Massimo Vian	39	2005	Group Chief Operations Officer
Mark Weikel	57	2010	President and General Manager, LensCrafters

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

        All information disclosed below about compensation, shareholdings and incentive plans of senior managers also include two senior managers, each of whom held office for part of 2011.

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

        Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the Stockholders' Meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we (i) comply with applicable law and our bylaws, (ii) respect the principles of correct administration, (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems, (iv) ensure that our accounting system represents the facts in a fair and true manner, (v) comply with the Code of Corporate Governance issued by Borsa Italiana S.p.A. and (vi) give adequate instructions to our subsidiaries. It also supervises our financial reporting process, the effectiveness of our internal auditing system and risk assessment, the audit work and the independence of our auditing firm. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and of the stockholders, they are not deemed to be members of the Board of Directors and do not vote on matters submitted to such meetings. Effective as of April 29, 2009, the members of the Board of Statutory Auditors are Francesco Vella, who is Chairman, Enrico Cervellera and Alberto Giussani. As of April 29, 2009, there were also two alternate members of the Board of Statutory Auditors, Mario Magenes and Alfredo Macchiati. On May 29, 2009, Mr. Magenes died. Giorgio Silva was appointed to succeed Mr. Magenes at the Stockholders' Meeting held on October 29, 2009. The alternate members will replace current members who leave their position during the current term. Francesco Vella and Alfredo Macchiati were selected from a list submitted by the minority stockholders referred to above. Enrico Cervellera and Alberto Giussani were selected from a list submitted by Delfin S.à r.l. Giorgio Silva was appointed by the majority of our stockholders. The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2011.

        See Item 16G—"Corporate Governance—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange" for more information regarding the designation of the Board of Statutory Auditors to act as our "Audit Committee" as defined in the U.S. Sarbanes-Oxley Act of 2002.

        Pursuant to the Italian Code of Corporate Governance, issued by Borsa Italiana, we also maintain a Human Resources Committee, elected from the members of the Board of Directors. The Human Resources Committee has verification, advisory and proposal making functions, including, among others, (i) recommending to the Board of Directors the remuneration payable to the Company's Directors with additional responsibilities, determining the remuneration criteria for senior management of the Company and of the entire Group and making proposals to the Board of Directors regarding the remuneration of senior management based on such criteria and (ii) reviewing the Luxottica Group employees' incentive plans and making proposals to the Board of Directors regarding the beneficiaries of the plans. Effective as of April 29, 2009, the members of the Human Resources Committee are non-executive directors Gianni Mion, Roger Abravanel, Claudio Costamagna, who acts as Chairman, and Sabina Grossi, three of whom are independent. The term of the Human Resources Committee is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

        We also maintain an Internal Control Committee elected from the members of the Board of Directors. The Internal Control Committee is responsible for performing investigations, providing advice and submitting proposals to the Board of Directors. In particular, the Internal Control Committee (i) assists the Board of Directors in the execution of its internal control tasks and mandates, (ii) evaluates the planned initiatives and projects of the Internal Control Officer ("ICO"), (iii) reviews and assesses the regular reports issued by the ICO, (iv) assesses, together with the manager responsible for the preparation of the Company's accounting records and the managers and the auditors, the proper use and application of accounting principles, (v) assesses the results of the activities performed by the Internal Auditing function, (vi) monitors the effectiveness of the auditing process and (vii) expresses opinions concerning the identification of corporate risks as well as the planning, implementation and management of the internal control system.

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

        A short biography of each of our Directors and executive officers is set forth below:

        Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Board since the Group was formed in 1961. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999, he received a Master "honoris causa" in International Business from MIB- Management School in Trieste, and in 2002, he received an honorary degree in Managerial Engineering from the University of Udine. In March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Mr. Del Vecchio is also a director of Beni Stabili S.p.A. SIIQ and GiVi Holding S.p.A., Vice Chairman of Fonciere des Regions and a director of Delfin S.à r.l., Aterno S.a.r.l. and Kairos Partners SGR S.p.A.

        Luigi Francavilla joined the Group in 1968, has been Director since 1985, Deputy Chairman since 1991, and was, until June 2010, the Chief Quality Officer of the Group. From 1977 until May 2009, he was Group Product and Design Director. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In addition, he is Chairman of Luxottica S.r.l., our principal operating subsidiary. Mr. Francavilla is also a Director in the Venice branch of the Bank of Italy and is the Honorary Chairman of Confindustria Belluno. In April 2000, he received an honorary degree in Business Administration from Constantinian University in Cranston, Rhode Island, U.S.A. In 2011, he was appointed Grande Ufficiale of the Italian Republic.

        Andrea Guerra was appointed a Director and Chief Executive Officer of the Company on July 27, 2004. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici since 1994, where, from 2000, he was its Chief Executive Officer. Prior to being at Merloni, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. He received a degree in Business Administration from the "La Sapienza" University of Rome in 1989. Mr. Guerra is Director of Luxottica S.r.l., Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica U.S. Holdings Corp., Luxottica Retail North America Inc. and of Oakley, Inc., all of which belong to Luxottica Group. He is also member of the Board of Directors of Amplifon S.p.A.

        Roger Abravanel has been a Director since 2006. He worked at McKinsey & Company from 1972 until June 2006. Mr. Abravanel is also involved in international consulting projects, advising on strategic, organizational and operational development issues. He graduated with a degree in Engineering from the Politecnico di Milano and received a Masters in Business Administration from INSEAD in Fontainebleau (with High Distinctions). He is the author of several studies and articles on business organization. He is a member of the Board of Directors of Teva Pharmaceutical Industries LTD, Banca Nazionale del Lavoro S.p.A., COFIDE S.p.A., Admiral Group Plc., Pianoforte Holding S.r.l. and Coesia S.p.A.

        Mario Cattaneo has been a Director since 2003. He is emeritus professor of Corporate Finance at the Catholic University of Milan. He was a director of Eni S.p.A. from 1998 until 2005 and of Unicredito from 1999 until 2005 and Statutory Auditor of the Bank of Italy from 1991 until 1999. He is a member of the Board of Directors of Bracco S.p.A. He is an auditor of Michelin Italiana Sami S.p.A. and a member of the Supervisory Board of UBI Banca S.C.p.A. He is also Chairman of the Board of Auditors of Fondazione Teatro alla Scala.

        Enrico Cavatorta has been General Manager—Central Corporate Functions since March 2011. He has been a Director of the Group since 2003. He has been Chief Financial Officer since he joined the Group in 1999 and is a director of the principal subsidiaries of the Company, including Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., Luxottica Retail North America Inc. and Oakley, Inc. Prior to joining Luxottica, Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration.

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

        Claudio Costamagna has been a Director since 2006. Mr. Costamagna holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs where he served for many years as Chairman of the Investment Banking division for Europe, the Middle East and Africa. He is currently Chairman of "CC e Soci," a financial advisory boutique he founded. Mr. Costamagna is a member of the Board of Directors of AAA S.A., DEA Capital S.p.A., Il Sole24Ore S.p.A. and Virgin Group Holding Limited BVI. He is also Chairman of Virtual B Sim S.p.A. and a member of the International Advisory Board of the Bocconi University and Virgin Group.

        Claudio Del Vecchio, a son of Leonardo Del Vecchio, joined the Group in 1978 and has been a Director since 1986. From 1979 to 1982, he managed our Italian and German distribution operations. From 1982 until 1997, he was responsible for all business operations of the Group in North America. He also serves as a Director of U.S. Holdings, a key subsidiary in North America. Claudio Del Vecchio is Chairman and Chief Executive Officer of Brooks Brothers Group, Inc.

        Sergio Erede has been a Director since 2004. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Additionally, he is a member of the Board of Directors of Fonciere des Regions, Interpump Group S.p.A., Gruppo Editoriale L'Espresso S.p.A., Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l. (Gruppo Interpump), Bolton Group International S.A., Brioni S.p.A. and Sintonia S.A. Additionally, Mr. Erede is Chairman of AON Italia S.p.A. and vice chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A.

        Sabina Grossi has been a Director since 2003. She joined Luxottica Group S.p.A. in 1996 and was Head of Investor Relations, a position which she held from 1996 until 2004. Prior to joining Luxottica Group S.p.A., she was a financial analyst with Caboto Sim S.p.A. from 1994 until 1996. From 1991 to 1993, Ms. Grossi was an associate professor in the school of engineering of La Sapienza University in Rome, where she taught undergraduate courses as well as published papers on mathematics and statistics. Ms. Grossi, who is a C.P.A. in Italy, graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration. Ms. Grossi is currently a member of the Board of Directors of Molmed S.p.A.

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

        Marco Mangiagalli became a Director on April 29, 2009. Mr. Mangiagalli received a degree in Political Economy from the "Luigi Bocconi" University in 1973. Most of his career has been with Eni Group; he also has had working experience with Barclays Group in Italy and the Nuovo Banco Ambrosiano Group. He has served as a member of the Board of Directors for Agip S.p.A., Polimeri Europa S.p.A., Nuovo Pignone S.p.A., Snamprogetti S.p.A., Saipem S.p.A., Eni International Holding B.V., Albacom S.p.A., Emittenti Titoli S.p.A. and Oil Investment Corp. He also has been Chairman of Eni Coordination Center S.A., Eni Bank Ltd/Banque Eni S.A. and of Enifin S.p.A. From August 2008 to May 2011, he was Chairman of the Board of Directors for Saipem S.p.A. He is a member of the Supervisory Board of Intesa San Paolo S.p.A. and a member of the Board of Directors of Autogril S.p.A. He is also a member of the Senior Advisory Board of Global Infrastructure Partners.

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

        Marco Reboa became a Director on April 29, 2009. Mr. Reboa received a degree in Business Economics from Universita Commerciale L. Bocconi in Milan, Italy in 1978. He has been registered in the Register of Chartered Accountants of Milan since 1982 and he is an auditor pursuant to Ministerial Decree since 1995. He is currently a professor at the Faculty of Law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy and works in private practice in Milan, specializing in extraordinary financial transactions. Mr. Reboa has published books and articles on financial statements, economic appraisals and corporate governance. He is editor-in-chief of the Magazine of Chartered Accountants. Mr. Reboa was the Chairman of the Luxottica Group S.p.A. Board of Statutory Auditors from June 14, 2006 until April 29, 2009. He is a member of the Board of Directors of Interpump Group S.p.A., Parmalat S.p.A., Carraro S.p.A., Fondiaria-SAI S.p.A. and Made in Italy S.p.A., and Chairman of the Board of Auditors of Indesit Company S.p.A.

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

        Michael A. Boxer became Executive Vice President and Group General Counsel in April 2011, in charge of all legal and international corporate affairs for the Group and its subsidiaries worldwide. Previously, he held the position Senior Vice President, General Counsel—North America from September 2005 to April 2011 and was responsible for overseeing all legal matters for the Company's North American retail and wholesale operations. Mr. Boxer has held various other executive roles since joining the Company in 1993. Prior to joining Luxottica in 1993, Mr. Boxer served as a corporate attorney with the law firm of Winston & Strawn in New York. He received his undergraduate degree from Columbia University and his law degree from the New York University School of Law.

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

        Elizabeth DiGiandomenico was named president of Luxottica Vision Care in 2011, with responsibility for leading EyeMed, OneSight and Optical Partnerships, which includes optical industry relations and products. She joined LensCrafters in 1992 as a member of the financial group. In 2002, Ms. DiGiandomenico joined EyeMed Vision Care and was named president in 2006. Prior to joining Luxottica, Ms. DiGiandomenico held various positions among the top accounting firms in the United

States, including Arthur Andersen and PricewaterhouseCoopers. She is a graduate of The Ohio State University Business School.

        Ivan Dompé joined Luxottica Group in 2008 as Group Corporate Communications Director. From 2005 to 2008, he was Media Relations and Internet Communications Director at Edison, an Italian utility company. From 2000 to 2005, he served various roles in the Pirelli Group (in its business, tires, cables and real estate divisions), leaving the company as Head of the media relations department. Previously, he spent over three years in PR consultancy firms Ketchum and Burson Marsteller and began his career as a journalist in 1995. Mr. Dompé received a degree in Economics from Bocconi University in Milan.

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

        John Haugh joined Luxottica in August 2011 as Executive V.P. and General Manager, Sunglass Hut North America. Prior to joining Luxottica, he was President Bear at Build-a-Bear Workshop, Inc. Before that, he served as President for the Mars Retail Group, Chief Marketing Officer & SVP Business Development for Payless Shoesource and Executive VP Marketing & Sales at Universal Studios. Mr. Haugh holds an MBA degree from the International Institute of Management Development in Lausanne, Switzerland, and received his Bachelor of Science from the University of Wisconsin.

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

        Paolo Pezzutto joined Luxottica in 2000 as Trade Marketing Manager, and since 2010 he has been the Group Commercial Service Strategy & Planning Director. After two years of experience in Sana Progetti as an interior designer for hotels and yachts, from 1989 until 2000 he worked for Campari Group as a manager in different sales and merchandising areas. Mr. Pezzuto is a graduate of the PSM SDA Bocconi and holds a technical diploma from ITG Quarenghi in Bergamo.

        Carlo Privitera became COO Retail Business Services and Distribution North America in November 2010. He joined Luxottica in 2005 as Group Industrial Supply Chain Director. From January 2008 to November 2010, he was the Chief Information Technology Officer. From December 2001 to February 2005, Mr. Privitera served in various capacities, including Planning Manager and Production Control & Logistic Director of Fiat Group and its subsidiaries. From 1996 to 2001, he served as Senior Manager in Efeso Consulenze. Mr. Privitera has a bachelor's degree in Engineering from the Politecnico in Milan. He also holds a master's degree from Osaka University.

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

        Gianluca Tagliabue joined Luxottica in June 2010 and was appointed Group Business Development Director in November 2010. Prior to joining the Company, Mr. Tagliabue worked at Value Partners Italy from June 2001 to October 2005, then moved to Value Partners' Brazilian offices for a three-year assignment during which he became a partner of the firm. Mr. Tagliabue started his professional career in corporate finance working in M&A and financial restructuring projects, and then spent 12 years in management consulting companies, including Gemini Consulting. Mr. Tagliabue holds a degree in Business Administration from Bocconi University in Milan.

        Massimo Vian became Group Chief Operations Director in July 2010. From January 2007 until 2010, he was Asia Operations Director. Prior to 2007, he was responsible for the Group's manufacturing and engineering. Prior to joining Luxottica, he held various assignments at Momo S.r.l. Mr. Vian holds a degree in Management Engineering from the University of Padova.

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

COMPENSATION

        Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2011 (amounts in Euro).

Compensation paid to directors, general managers, auditors and senior managers in Euros

								Variable non-equity compensation
														Fair value of equity compensation* (Estimated potential value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee participation		Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total

Leonardo Del Vecchio	Chairman of the Board	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				1,131,198	(1)	—		—		—	—	—	1,131,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				102,471		—		—		—	—	—	102,471	—	—
(III) Total				1,233,669		—		—		—	—	—	1,233,669	—	—
Luigi Francavilla	Vice Chairman	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				139,200	(2)	—		—		—	—	—	139,200	2,740,750	—
(II) Compensation paid by subsidiary or affiliate companies				657,060		—		—		—	—	—	657,060	—	—
(III) Total				796,260		—		—		—	—	—	796,260	2,740,750	—
Andrea Guerra	Director-CEO	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				2,501,678	(3)	—		1,736,961		—	112,679	4,546	4,355,864	5,883,906	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				2,501,678		—		1,736,961		—	112,679	4,546	4,355,864	5,883,906	—
Roger Abravanel	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		10,000	(4)	—		—	—	—	91,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		10,000		—		—	—	—	91,198	—	—
Mario Cattaneo	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		25,000	(5)	—		—	—	—	106,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		25,000		—		—	—	—	106,198	—	—
Enrico Cavatorta	Director-General Manager	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				770,843	(6)	—		536,818	(7)	—	8,788	10,232	1,326,681	2,482,623	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				770,843		—		536,818		—	8,788	10,232	1,326,681	2,482,623	—
Roberto Chemello	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		—		—		—	—	—	81,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		—		—		—	—	—	81,198	—	—
Claudio Costamagna	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		15,000	(8)	—		—	—	—	96,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		15,000		—		—	—	—	96,198	—	—
Claudio Del Vecchio	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		—		—		—	—	—	81,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		—		—		—	—	—	81,198	—	—
Sergio Erede	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		—		—		—	—	—	81,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		—		—		—	—	—	81,198	—	—
Sabina Grossi	Director	January 1, 2011 - December 31, 2011	Approval of financial statements 2011
(I) Compensation paid by the Company				81,198		10,000	(4)	—		—	295	—	91,493	—	888,186
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		10,000		—		—	295	—	91,493	—	—
Gianni Mion	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		10,000	(4)	—		—	—	—	91,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		10,000		—		—	—	—	91,198	—	—
Ivanoe Lo Bello	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198		20,000	(9)	—		—	—	—	101,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				81,198		20,000		—		—	—	—	101,198	—	—

							Variable non-equity compensation
													Fair value of equity compensation* (Estimated potential value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee participation		Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total

Marco Mangiagalli	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198	20,000	(9)	—		—	—	—	101,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—	—		—		—	—	—	—	—	—
(III) Total				81,198	20,000		—		—	—	—	101,198	—	—
Marco Reboa	Director	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				81,198	20,000	(9)	—		—	—	—	101,198	—	—
(II) Compensation paid by subsidiary or affiliate companies				—	—		—		—	—	—	—	—	—
(III) Total				81,198	20,000		—		—	—	—	101,198	—	—
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				105,000	—		—		—	—	—	105,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—	—		—		—	—	—	—	—	—
(III) Total				105,000	—		—		—	—	—	105,000	—	—
Alberto Giussani	Auditor	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				70,000	—		—		—	—	—	70,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—	—		—		—	—	—	—	—	—
(III) Total				70,000	—		—		—	—	—	70,000	—	—
Enrico Cervellera	Auditor	January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				70,000	—		—		—	—	—	70,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—	—		—		—	—	—	—	—	—
(III) Total				70,000	—		—		—	—	—	70,000	—	—
Senior Managers (Aggregate compensation of 12 executives with strategic responsibilities of the Company)		January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				3,848,655	—		3,030,190	(10)	—	184,853	316,336	7,380,034	8,171,909	419,675
(II) Compensation paid by subsidiary or affiliate companies				—	—		—		—	—	—	—	—	—
(III) Total				3,848,655	—		3,030,190		—	184,853	316,336	7,380,034	8,171,909	419,675
Senior Managers (Aggregate compensation of 9 executives with strategic responsibilities employed by subsidiary companies)		January 1, 2011 - December 31, 2011	Approval of financial statements for 2011
(I) Compensation paid by the Company				—	—		—		—	—	—	—	—	—
(II) Compensation paid by subsidiary or affiliate companies				3,019,612	—		3,509,710	(11)	—	46,003	888,744	7,464,069	5,603,510	—
(III) Total				3,019,612	—		3,509,710		—	46,003	888,744	7,464,069	5,603,510	—

(1)
81,198 Euro paid as a Director; 1,050,000 Euro paid as Chairman

(2)
81,198 Euro paid as a Director; 58,002 Euro paid as Vice Chairman

(3)
81,198 Euro paid as a Director; 818,802 Euro paid as CEO and 1,601,678 Euro paid as an employee

(4)
Compensation paid as member of the Human Resources Committee

(5)
Compensation paid as Chairman of the Internal Control Committee

(6)
81,198 Euro paid as a Director; 689,645 Euro paid as an employee

(7)
Of which 890 Euro is in the form of shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica's 50th anniversary

(8)
Compensation paid as Chairman of the Human Resources Committee

(9)
Compensation paid as a member of the Internal Control Committee

(10)
Of which 8,011 Euro is in the form of shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica's 50th anniversary

(11)
Of which 593 Euro is in the form of shares granted for free as a gift to the employees of Italian companies of the Group to celebrate Luxottica's 50th anniversary

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period.

        Aggregate compensation paid by us to our senior management (who are not directors) as a group (19 people) was approximately Euro 17.5 million in 2011, of which approximately Euro 2.7 million represented provision for termination indemnities and social security charges required by Italian law. Members of this group were also granted options to purchase an aggregate of 30,000 of our ordinary shares at a weighted average exercise price of Euro 22.62 per share in 2011. These options will expire on April 28, 2020. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2009 to 2011 set forth in the 2009 Performance Share Plan adopted by the Board of Directors on May 7, 2009, the Board of Directors has assigned 562,500 Luxottica Group shares to members of this group. The aggregate amount set aside or accrued during the year ended December 31, 2011 to provide pension and retirement benefits for our directors who are also members of our management was Euro 1.6 million. Our directors who are not members of management do not receive such benefits.

        With the exception of termination benefits provided for Mr. Guerra, our Chief Executive Officer, and Mr. Chemello and Ms. Grossi, as described below, none of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

        In November 2011, Ms. Grossi's position as employee was terminated. She remains a Director of Luxottica. As a result of this termination, Luxottica paid Ms. Grossi an indemnity. The total amount of the indemnity, paid entirely in 2011, was Euro 880,023.

EMPLOYEES

        As of December 31, 2011, we employed approximately 65,000 employees worldwide, of whom approximately 38,600 were employed in the United States and Canada, 7,500 were employed in Italy, 13,300 were employed in Asia-Pacific, 2,300 were employed in Europe and 3,300 were employed in subsidiaries located in other countries. As of such date, approximately 19,700 were employed in our manufacturing and wholesale segment, approximately 44,100 were employed in our retail segment and approximately 1,200 were employed at our corporate offices. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those employees of Luxottica Retail N.A. subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

        Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 7,500 of our employees. This agreement was renewed in 2010 resulting in an average wage increase rate of approximately 2% per year. In addition to the national collective bargaining agreement for workers, we typically enter into separate local contracts with labor unions representing our employees. In October 2011, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. The new agreement provided for new profitability targets for employee variable wages.

        Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2011, we had established a reserve of Euro 36.3 million for such severance payments, which is reflected in our Consolidated Financial Statements.

        Luxottica Retail N.A. is currently a party to three collective bargaining agreements. Luxottica Retail N.A. collective bargaining agreement with Local 108, Retail, Wholesale and Department Store union covers approximately 38 employees holding the positions of Lab Associate, Lead Lab Associate and Sales Associate. Luxottica Retail N.A.'s collective bargaining agreement with Local 4,100 Communications Workers of America covers approximately 90 Pearle Vision and LensCrafters employees holding the positions of Apprentice Optician, Lab Associate, Lead Lab Associate and Sales Associate. Luxottica Retail N.A. is also party to a collective bargaining agreement with Local 888, United Food and Commercial Workers. This agreement covers approximately 11 Pearle Vision employees holding the positions of Apprentice Optician and Sales Associate.

SHARE OWNERSHIP

        Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of April 15, 2012, by each of our directors and executive officers who beneficially own in excess of 1% of our outstanding ordinary shares.

		Shares owned as of April 15, 2012
				Percentage Ownership
Stockholder	Issuer

Leonardo Del Vecchio	Luxottica Group S.p.A.	310,858,339	(1)	66.32%
Luigi Francavilla	Luxottica Group S.p.A.	4,707,500	(2)	1.004%

(1)
310,133,339 shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 450,000 shares are held by his wife.

(2)
Includes (a) 602,600 shares held by Mr. Francavilla, 70,100 shares held by his wife and 3,364,800 shares held in usufruct with his wife; (b) 600,000 options to purchase shares currently held by Delfin S.à r.l. granted under the Delfin plan (for a description of the plan, see Note 32 to our Consolidated Financial Statements included in Item 18 of this Form 20-F); and (c) 70,000 options to purchase shares granted under the 2009 reassigned ordinary stock option plan.

        Except as otherwise indicated above, each of our directors and our executive officers owns less than 1% of our outstanding ordinary shares.

        In addition, set forth below is certain information regarding share ownership for our directors and our senior managers (who are not directors) as a group (including any shares held directly or indirectly by each such person or such person's spouse), prepared and disclosed as required by applicable Italian law.

Share ownership of directors, auditors and senior managers

			SHARES HELD AS OF DECEMBER 31, 2010		SHARES BOUGHT DURING 2011				SHARES HELD AS OF DECEMBER 31, 2011
		COMPANY'S SHARES					SHARES SOLD DURING 2011
NAME	OFFICE

Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	313,978,339	(1)	—		720,000	(1bis)	313,258,339	(1ter)
Luigi Francavilla	Vice Chairman	Luxottica Group S.p.A	3,505,000	(2)	490,500	(2bis)	370,500		3,625,000	(2ter)
Enrico Cavatorta	Director—General Manager	Luxottica Group S.p.A	—		45	(3)	—		45	(3)
Roberto Chemello	Director	Luxottica Group S.p.A	1,077,875	(4)	200,000	(4bis)	200,000		1,077,875	(4ter)
Claudio Del Vecchio	Director	Luxottica Group S.p.A	3,381,000	(5)	—		—		3,381,000	(5)
Sabina Grossi	Director	Luxottica Group S.p.A	62,600		—		—		62,600
Gianni Mion	Director	Luxottica Group S.p.A	—		1,500	(6)	—		1,500
Executives with strategic responsibilities employed by the Company (aggregate amount held by 12 executives with strategic responsibilities)		Luxottica Group S.p.A	180,305		100,405	(7)	100,000		180,710
Executives with strategic responsibilities employed by subsidiary companies (aggregate amount held by 9 executives with strategic responsibilities)		Luxottica Group S.p.A	30,818		87,430	(8)	80,400		37,848

(1)
313,253,339 shares held through Delfin S.à r.l., a company controlled by Leonardo Del Vecchio; Mr. Del Vecchio holds 98.328% of the share capital in usufruct with voting rights and owns directly the remaining 1.672%. In addition, 275,000 ADRs and 450,000 shares held by his wife.

(1bis)
Shares sold by Delfin S.à r.l. in execution of the Delfin incentive plan granted to certain members of senior management of the Company.

(1ter)
312,533,339 shares held by Delfin S.à r.l.; 275,000 ADRs and 450,000 shares held by his wife.

(2)
70,100 owned by Luigi Francavilla; 70,100 owned by his wife, 3,364,800 held in usufruct with his wife.

(2bis)
420,000 shares bought under the Delfin incentive plan and 70,500 bought following the exercise of stock options.

(2ter)
190,100 owned by Luigi Francavilla; 70,100 owned by his wife, 3,364,800 held in usufruct with his wife.

(3)
Shares granted for free as a gift to certain employees of the Group to celebrate Luxottica's 50th anniversary.

(4)
Shares held by Filuni S.A., an entity established and controlled by Mr. Chemello.

(4bis)
Shares bought under the Delfin incentive plan granted to certain members of senior management of the Company.

(4ter)
Shares held by Filuni S.r.l., a company entirely owned by Roberto Chemello.

(5)
Includes 40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation.

(6)
Shares bought by his wife.

(7)
Includes:

–
405 shares granted for free as a gift to certain employees of the Group to celebrate Luxottica's 50th anniversary.

–
100,000 shares acquired under the Delfin incentive plan granted to certain members of senior management of the Company.

(8)
Includes:

–
30 shares granted for free as a gift to certain employees of the Group to celebrate Luxottica's 50th anniversary.

–
87,400 shares acquired through the exercise of stock options.

        In addition to the holdings disclosed in the above chart, six senior managers employed by Luxottica's US subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan (the "Plan"), a company-sponsored 401(k) savings plan for Luxottica's U.S. employees, beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2010, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 5,711,636 ADRs. As of December 31, 2011, the interests in the Plan beneficially owned by such senior managers were equivalent to 2,293,545 ADRs. During 2011, such senior managers did not make any purchases in the Plan, and for one of the six senior managers, his position as a senior manager was included only up to April 30, 2011. The ADRs beneficially owned by Plan participants are held in the form of "units" of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

        As part of the celebrations marking Luxottica's 50th anniversary, the Board of Directors of Luxottica on August 31, 2011 approved the gift of free treasury shares to certain employees of the Group. The transaction, which was finalized on October 10, 2011, involved over 7,000 employees and an aggregate amount of 313,575 Luxottica treasury shares.

        In March 1998, we adopted an employee stock option plan providing for the issuance of options covering up to 12,250,000 ordinary shares of nominal value Euro 0.06 each. As a result of the change in the par value of our ordinary shares from Lire to Euro, which was approved by our stockholders at the annual meeting held on June 26, 2001, the number of ordinary shares available for issuance under the plan was reduced to 10,798,642. Our Board of Directors administers the stock option plan. The purpose of the plan is to provide additional incentives to our key employees. Grants under the stock option plan may be of non-qualified options and/or incentive stock options. Under the plan, the Board of Directors may not grant an option for a term of more than nine years from the date of grant, or for a term that expires after March 31, 2011. The exercise price of these options is equal to the market value of the underlying ordinary shares on the date of grant, defined as the higher of (i) the closing market price of our ADRs on the business day immediately preceding the date of the grant, or (ii) the average of the closing market prices for each business day during the 30-day period ending on the date of the grant. Options granted under the plan generally became exercisable in three equal installments beginning on January 31 of the year after the date of grant and expired nine years after such date. All the options granted under this plan have either been exercised or have expired.

        In September 2001, we adopted an additional employee stock option plan providing for the issuance of options covering up to 11,000,000 ordinary shares of nominal value Euro 0.06 each. The purpose and administration of the 2001 stock option plan are similar to those of the 1998 stock option plan, with the only significant difference being that the latest option termination date is March 31, 2017. Under the 2001 Option Plan, the option exercise price per share may not be less than the greater of (i) the closing market price of our ADSs on the NYSE on the first business day immediately preceding the date of grant or (ii) the average of the closing market price of the ADSs on the NYSE for each business day during the 30-day period ending on the date of grant.

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing 2.048% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 15, 2012, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 28 to the Consolidated Financial Statements included in Item 18 of this Form 20-F). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. No options were exercised in 2008 and 2009. During 2010 and 2011, 1,150,000 and 720,000 options were exercised, respectively. As of December 31, 2011, 7,330,000 options were outstanding.

        In July 2006, we adopted an additional employee stock option plan providing for the issuance of options covering up to 20,000,000 ordinary shares of nominal value of Euro 0.06 each. The purpose of the plan is to provide additional incentives to key employees of the Group. Under the 2006 Option Plan, the option exercise price per share shall be the fair market value of an ordinary share on the date of grant, which, for U.S. employees, is defined as the higher of (i) the arithmetic average of the official market price of our ordinary shares on the MTA during the month ending on the day prior to the date of grant or (ii) the official market price of our ordinary shares on the MTA on the trading day immediately preceding the date of grant. Options granted under the plan generally become exercisable three years after the date of grant and expire nine years after such date.

        In May 2008, a performance shares plan for our top managers as identified by the Board of Directors (the "PSP Plan") was adopted. The PSP Plan is intended to strengthen the loyalty of our key employees and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the PSP Plan will be granted the right to receive ordinary shares ("Units"), without consideration if certain financial targets set by the Board of Directors are achieved over a specified three-year period. The PSP Plan will have a term of five years, during which the Board of Directors may resolve to issue different grants to the PSP Plan's beneficiaries. The PSP Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 Units. On May 13, 2008, the Board of Directors granted a total maximum amount of 1,203,600 Units. On May 7, 2009, the Board of Directors granted a total maximum amount of 1,793,750 Units. On April 29, 2010, the Board of Directors granted a total maximum amount of 865,000 Units. On April 29, 2011, the Board of Directors granted a total maximum amount of 764,750 Units. Employees who received awards under the Plan were directors, officers and other managers with highly strategic roles who were selected by the Board of Directors upon the direct recommendation of our Human Resources Committee. As of December 31, 2011, there were outstanding 1,537,500 units under the 2009 grant, 815,000 units under the 2010 grant and 753,250 units under the 2011 grant.

        On February 28, 2012, the Board of Directors of Luxottica Group S.p.A. verified the achievement of the EPS targets over the reference period 2009 through 2011 and granted a total of 1,505,400 shares to 31 beneficiaries of the 2009 PSP Plan. The EPS targets over the reference period 2008 through 2010 were not met and therefore no shares were granted to the beneficiaries of the 2008 PSP Plan.

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

  2.
  Ten employee-beneficiaries of the 2006 three-year extraordinary stock option grant surrendered the options previously granted to them under the abovementioned grant in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the abovementioned grant, reduced by 50%, for a total amount of 4,250,000 options. The new performance options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

        The reassignment of options for employees domiciled in the U.S. was structured as a tender offer. The offer expired on June 12, 2009. All outstanding eligible options that were properly tendered under the reassignment program by eligible employees were accepted.

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 three-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the performance options previously granted). As of December 31, 2011, 180,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited and all remaining options were outstanding.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        At the Board of Directors meeting held on April 28, 2011, a total of 2,039,000 stock options were awarded under the 2006 Stock Option Plan to our employees and the employees of our subsidiaries. As of December 31, 2011, 24,000 of these stock options had been forfeited. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2009 to 2011 set forth in the 2009 PSP adopted by the Board of Directors on May 7, 2009, on February 28, 2012, the Board of Directors assigned 1,505,400 Luxottica Group shares to our employees and the employees of our subsidiaries.

        As of December 31, 2011, the following grants were outstanding as detailed below:

	Number of ordinary shares underlying options granted	Exercise price	Expiration date	Options held by officers and directors

2002 Grant	2,348,400	U.S. $17.80	January 31, 2011	—
2003 Grant	2,397,300	Euro 10.51	January 31, 2012	—
2004 Grant	2,035,500	Euro 13.79	January 31, 2013	257,600
2004 Performance Grant	1,000,000	U.S. $18.59	January 31, 2012	40,000
2004 Stockholder Grant	9,600,000	Euro 13.67	December 31, 2014	7,330,000
2005 Grant	1,512,000	Euro 16.89	January 31, 2014	81,000
2006 Grant(1)	1,725,000	Euro 22.19	January 31, 2015	70,000
2006 Performance Grant 1(1)	3,500,000	Euro 22.09	July 27, 2015	—
2006 Performance Grant 2(1)	9,500,000	Euro 20.99	July 27, 2015	1,100,000
2007 Grant(1)	1,745,000	Euro 24.05	March 6, 2016	—
2008 Grant	2,020,500	Euro 18.08	March 14, 2017	145,000
2008 PSP Grant(2)	1,203,600	N/A	N/A	N/A
2009 Non-U.S. Grant	378,000	Euro 13.45	May 7, 2018	20,000
2009 U.S. Grant	672,000	Euro 14.99	May 7, 2018	—
2009 Non-U.S. Residents Reassignment, Ordinary	2,060,000	Euro 13.45	May 7, 2018	575,000
2009 U.S. Residents Reassignment, Ordinary	825,000	Euro 15.03	March 31, 2017	200,000
2009 Non-U.S. Residents Reassignment, Performance Grant	4,250,000	Euro 13.45	May 7, 2018	4,075,000
2009 U.S. Residents Reassignment, Performance Grant	1,450,000	Euro 15.11	June 12, 2018	700,000
2009 PSP Grant	1,793,750	N/A	N/A	1,262,500
2010 Non-U.S. Residents Grant	1,221,000	Euro 20.72	April 29, 2019	70,000
2010 U.S. Residents Grant	703,500	Euro 21.23	April 29, 2019	—
2010 PSP Grant	865,000	N/A	N/A	531,250
2011 Non-U.S. Residents Grant	1,323,500	Euro 22.62	April 28, 2020	30,000
2011 U.S. Residents Grant	715,500	Euro 23.18	April 28, 2020	—
2011 PSP Grant	764,750	N/A	N/A	448,500

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

Stock options granted to directors and senior managers

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated potential value)

Luigi Francavilla	Deputy Chairman	Stock Option 2004 plan (Board resolution March 4, 2004)	70,500	Euro 13.79	January 31, 2005 - January 31, 2013	—	—	—	—	—	—	70,500	Euro 13.79	Euro 22.58	—	—	—
		Reassigned ordinary plan 2009 non-US (Board resolution May 7, 2009)	70,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	70,000	196,000
		Reassigned extra-ordinary plan 2009 non-US (Board resolution May 7, 2009)**	750,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	750,000	1,537,500
		Delfin plan	2,000,000	Euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	420,000	Euro 13.67	Euro 23.23	—	1,580,000	—
Andrea Guerra	CEO and Director	Reassigned extra-ordinary plan 2009 non-US (Board resolution May 7, 2009) **	1,250,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	1,250,000	2,562,500
		Delfin plan	2,000,000	Euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	—	—	—	—	2,000,000	—
Enrico Cavatorta	Chief Financial Officer, General	Stock Option 2004 plan (Board resolution March 4, 2004)	23,500	Euro 13.79	January 31, 2005 - January 31,2013	—	—	—	—	—	—	—	—	—	—	23,500	—
	Manager Corporate Functions and	Reassigned ordinary plan 2009 non-US (Board resolution May 7, 2009)	70,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	70,000	196,000
	Director	Reassigned extra-ordinary plan 2009 non-US (Board resolution May 7, 2009)**	550,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	550,000	1,127,500
		Delfin plan	900,000	Euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	—	—	—	—	900,000	—

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated potential value)

Roberto Chemello	Director	Stock Option 2004 plan (Board resolution March 4, 2004)	70,500	Euro 13.79	January 31, 2005 - January 31, 2013	—	—	—	—	—	—	—	—	—	—	70,500	—
		Stock Option 2006 plan (Board resolution January 31, 2006)	70,000	Euro 22.19	February 1, 2008 - January 31, 2015	—	—	—	—	—	—	—	—	—	—	70,000	—
		Stock Options extra-ordinary plan 2006 non-US (Board resolution July 27, 2006)**	1,100,000	Euro 20.99	June 30, 2009 - July 27, 2015	—	—	—	—	—	—	—	—	—	—	1,100,000	—
		Delfin plan	1,800,000	Euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	200,000	Euro 13.67	Euro 23.49	—	1,600,000	—
Senior Managers (aggregate amounts for 12 executives with strategic responsibilities of the Company)		Stock Option 2004 plan (Board resolution March 4, 2004)	121,000	Euro 13.79	January 31, 2005 - January 31, 2013	—	—	—	—	—	—	—	—	—	—	121,000	—
		Stock Option 2005 plan (Board resolution February 15, 2005)	27,000	Euro 16.89	January 31, 2007 - January 31, 2014	—	—	—	—	—	—	—	—	—	—	27,000	—
		Stock Option 2008 plan (Board resolution March 13, 2008)	95,000	Euro 18.08	March 14, 2011 - March 14, 2017	—	—	—	—	—	—	—	—	—	—	95,000	—
		Stock Option 2009 plan non-US (Board resolution May 7, 2009)	20,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	20,000	34,800
		Reassigned ordinary plan 2009 non-US (Board resolution May 7, 2009)**	375,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	375,000	1,063,333
		Stock Option 2010 plan non-US (Board resolution April 29, 2010)	70,000	Euro 20.72	April 29, 2013 - April 29, 2019	—	—	—	—	—	—	—	—	—	—	70,000	130,433
		Reassigned extra-ordinary plan 2009 non-US (Board resolution May 7, 2009)**	1,400,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	1,400,000	2,870,000
		Delfin Plan	1,350,000	Euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	100,000	Euro 13.67	Euro 23.30	—	1,250,000	—
		Stock Option 2011 plan non-US (Board resolution April 28, 2011)	—	—	—	30,000	Euro 22.62	April 28, 2014 - April 28, 2020	198,300	April 28, 2011	Euro 22.91	—	—	—	—	30,000	66,100

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year					Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated potential value)	Grant date	Share market price on grant date	Number of options	Exercise price		Share market price on exercise date		Number of options	Number of options	Fair value* (Estimated potential value)

Senior Managers (aggregate amounts for 9 executives with strategic responsibilities of the Company)		Stock Option 2003 plan (Board resolution March 20, 2003)	8,100	Euro 10.51	January 31, 2004 - January 31, 2012	—	—	—	—	—	—	8,100		Euro 10.51	U.S.$	28.24	—	—	—
		Stock Option 2004 plan (Board resolution March 4, 2004)	63,900	Euro 13.79	January 31, 2005 - January 31, 2013	—	—	—	—	—	—	21,300		Euro 13.79	U.S.$	28.63	—	42,600	—
		Stock Option 2005 plan (Board resolution February 15, 2005)	72,000	Euro 16.89	January 31, 2007 - January 31, 2014	—	—	—	—	—	—	18,000		Euro 16.89	U.S.$	31.54	—	54,000	—
		Stock Option 2008 plan (Board resolution March 13, 2008)	50,000	Euro 18.08	March 14, 2011 - March 14, 2017	—	—	—	—	—	—	—		—		—	—	50,000	—
		Reassigned ordinary plan 2009 non-US (Board resolution May 7, 2009)	60,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—		—		—	—	60,000	170,666
		Reassigned ordinary plan 2009 US (Board resolution May 7, 2009)	200,000	Euro 15.03	June 12, 2012 - March 31, 2017	—	—	—	—	—	—	—		—		—	—	200,000	533,500
		Reassigned extra-ordinary plan 2009 non-US (Board resolution May 7, 2009)**	125,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—		—		—	—	125,000	256,250
		Reassigned extra-ordinary plan 2009 US (Board resolution May 7, 2009)**	700,000	Euro 15.11	June 12, 2012 - June 12, 2018	—	—	—	—	—	—	—		—		—	—	700,000	1,353,333
		Stock Option extra-ordinary Plan 2004 (Board resolution October 27, 2004)**	80,000	U.S.$18.59	January 31, 2007 - January 31, 2012	—	—	—	—	—	—	40,000	U.S.$	18.59	U.S.$	31.53	—	40,000	—
Total			15,541,500	—	—	30,000	—	—	198,300	—	—	877,900		—		—	—	14,693,600	12,097,915

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period.

**
Plan also subject to the achievement of certain Company financial targets.

Incentive plans awarding financial instruments (other than stock options) to directors and senior managers (Performance Share Plan)

        Set forth below is certain information regarding the PSP Units held by our directors and our senior managers (who are not directors) as a group as of December 31, 2011

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year					Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)	Vesting period	Grant date	Market price on grant date	Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)

Luigi Francavilla	Deputy Chairman	PSP Plan 2009 (Board resolution May 7, 2009)	212,500	May 7, 2009 - December 31, 2011	—	—	—	—	—	—	—	—	1,007,250
Andrea Guerra	Chief Executive Officer and Director	PSP Plan 2009 (Board resolution May 7, 2009) PSP Plan 2010 (Board resolution April 29, 2010) PSP Plan 2011 (Board resolution April 29, 2011)	375,000 125,000 —	May 7, 2009 - December 31, 2011 April 29, 2010 - December 31, 2012 —	— — 97,750	— — 2,119,220	— — April 28, 2011 - December 31, 2013	— — April 28, 2011	— — Euro 22.91	— — —	— — —	— — —	1,777,500 837,500 706,406
Enrico Cavatorta	Chief Financial Officer, General Manager—Corporate Functions and Director	PSP Plan 2009 (Board resolution May 7, 2009) PSP Plan 2010 (Board resolution April 24, 2010) PSP Plan 2011 (Board resolution April 28, 2011)	112,500 50,000 —	May 7, 2009 - December 31, 2011 April 29, 2010 - December 31, 2012 —	— — 40,250	— — 872,620	— — April 28, 2011 - December 31, 2013	— — April 28, 2011	— — Euro 22.91	— — —	— — —	— — —	533,250 335,000 290,873
Senior Managers (aggregate amounts for 12 executives with strategic responsibilities of the Company)		PSP Plan 2009 (Board resolution May 7, 2009) PSP Plan 2010 (Board resolution April 29, 2010) PSP Plan 2011 (Board resolution April 28, 2011)	343,750 181,250 —	May 7, 2009 - December 31, 2011 April 29, 2010 - December 31, 2012 —	— — 161,000	— — 3,490,480	— — April 28, 2011 - December 31, 2013	— — April 28, 2011	— — Euro 22.91	— — —	— — —	— — —	1,629,375 1,214,375 1,163,493
Senior Managers (aggregate amounts for 9 executives with strategic responsibilities employed by subsidiary companies)		PSP Plan 2009 (Board resolution May 7, 2009) PSP Plan 2010 (Board resolution April 29, 2010) PSP Plan 2011 (Board resolution April 28, 2011)	218,750 175,000 —	May 7, 2009 - December 31, 2011 April 29, 2010 - December 31, 2012 —	— — 149,500	— — 3,241,160	— — April 28, 2011 - December 31, 2013	— — April 28, 2011	— — Euro 22.91	— — —	— — —	— — —	1,036,875 1,172,500 1,080,386
Total			1,793,750	—	448,500	9,723,480	—	—	—	—	—	—	12,784,783

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period.

        The shares underlying the units that will be assigned without consideration may vary according to whether and the degree to which the EPS targets set forth by the Board of Directors have been achieved. Each grant is subject to a three-year vesting period. At the end of the respective vesting period, the Board of Directors will evaluate the achievement of certain financial performance targets established by the Board of Directors for the purposes of the Performance Shares Plan.

        Additional information about the remuneration paid and the incentive plans granted to our directors and senior managers are included in the Remuneration Report published by the Company, which can be found on our Report on Form 6-K, as filed with the SEC on April 4, 2012.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

        The following table sets forth, as of April 15, 2012, the beneficial ownership of ordinary shares by each person beneficially owning 2% or more of the outstanding ordinary shares (including ordinary shares represented by ADSs) known to us based on their most recent public filings or communications with us.

Identity of person or group	Amount of shares owned		Percent of class

Leonardo Del Vecchio	310,858,339	(1)	66.32%
Giorgio Armani	22,724,000	(2)	4.85%

(1)
310,133,339 shares (66.16%) held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 450,000 shares are held by his wife.

(2)
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

        As of March 31, 2012, approximately 7.51% of our ordinary shares were held in the form of ADSs by approximately 14,000 record holders.

        To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

RELATED PARTY TRANSACTIONS

  License Agreements

        We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Brooks Brothers Group, Inc. which is controlled by Claudio Del Vecchio, one of our directors. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid to Brooks Brothers Group, Inc. under such agreement were Euro 0.6 million, Euro 0.8 million and Euro 0.3 million in the years ended December 31, 2011, 2010 and 2009, respectively.

        Management believes that the terms of this license agreement are fair to the Company.

  Service Revenues

        During the years ended December 31, 2011, 2010 and 2009, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million, Euro 0.1 million and

Euro 0.1 million, respectively. Management believes that the compensation received for these services was fair to the Company.

  Stockholder Plan

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through holding companies of the Del Vecchio family, representing 2.05% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 15, 2011, to a stock option plan for our top management. See Item 6—"Directors, Senior Management and Employees—Share Ownership."

  Purchase of Real Estate

        On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from Partimmo S.r.l., a company indirectly controlled by the Company's Chairman of the Board of Directors. The purchase price is in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board's Internal Control Committee. The Company recorded this asset at cost. As of December 31, 2011, approximately Euro 2.9 million of improvements were made to the building, a portion of which (equal to approximately Euro 0.4 million plus VAT) was paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation costs.

ITEM 8.    FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        See Item 18—"Financial Statements."

LEGAL PROCEEDINGS

  French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Company intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

        In addition, we may be subject to material claims, judgments or proceedings in the future which, if adversely determined, may have a material adverse effect on our business, results of operations and financial condition. See Item 3—"Key Information—Risk Factors—If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities."

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

DIVIDEND DISTRIBUTIONS

        See Item 3—"Key Information—Dividends" and Item 10—"Additional Information—Rights Attaching to Ordinary Shares—Dividends."

SIGNIFICANT CHANGES

        Except as otherwise indicated above, no significant changes have occurred since the date of our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

	New York Stock Exchange		Milan Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2007	39.38	29.70	28.79	21.33
2008	30.92	15.98	21.15	12.67
2009	26.91	11.88	18.25	9.61
2010
First Quarter	27.59	24.22	20.09	17.91
Second Quarter	29.42	22.98	21.89	18.36
Third Quarter	27.28	22.59	20.60	17.82
Fourth Quarter	30.62	26.57	23.17	19.64
Year 2010	30.62	22.59	23.17	17.82
2011
First Quarter	32.78	29.50	23.49	21.31
Second Quarter	34.40	29.71	23.20	20.85
Third Quarter	32.64	25.18	22.79	18.81
Fourth Quarter	30.97	25.07	21.80	18.73
November 2011	29.33	26.49	21.80	20.02
December 2011	28.90	26.29	21.70	20.48
Year 2011	34.40	25.07	23.49	18.73
2012
January 2012	32.97	27.52	25.19	21.76
February 2012	35.72	32.94	27.11	24.75
March 2012	36.60	34.11	27.41	26.04
Through April 24, 2012	36.37	33.72	27.54	25.89

        The high and low closing prices of the ADSs on the NYSE for the first quarter of 2012 were U.S. $36.60 and U.S. $27.52, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2012 were Euro 27.41 and Euro 21.76, respectively.

ITEM 10.    ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION AND AMENDED AND RESTATED BY-LAWS

Our Objectives

        Our Articles of Association provide that Luxottica Group S.p.A.'s principal objectives are, among other things, (i) the ownership and management of other companies or entities both in Italy and abroad, (ii) financing and managerial coordination of the owned companies and entities, (iii) providing credit support for our subsidiaries and (iv) the sale of glasses, sunglasses and eyewear products. The legislative decree no. 58 of February 24, 1998 regulating the Italian financial markets ("decree no. 58") and our Amended and Restated By-laws contain, among other things, provisions to the following effect:

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

RIGHTS ATTACHING TO ORDINARY SHARES

Dividends

        We are required to pay an annual dividend on the ordinary shares if approved by a majority of stockholders at the ordinary meeting that must be held within the time specified by the law in force from time to time. Before dividends may be paid with respect to the results of any year in compliance with Italian law, an amount equal to 5% of our net income for such year must be set aside to the legal reserve until the reserve, including amounts set aside during prior years, is equal to at least one-fifth of the nominal value of our issued share capital. Dividends can only be distributed out of realized profits, resulting from regularly approved financial statements. In cases where losses have reduced the Company's share capital, dividends cannot be distributed until the share capital has been restored or reduced accordingly. See Item 3—"Key Information—Dividends."

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

Notification of the Acquisition of Shares and Voting Rights

        Pursuant to Italian securities laws and Consob (the Italian securities regulatory authority) implementing regulations thereof, any person acquiring any interest in excess of 2% in the voting shares of a listed company must give notice to Consob and the company whose shares are acquired. Consob may, in order to protect investors and the efficiency and transparency of the capital markets, impose, for a limited period of time, a threshold lower than 2% in the voting shares of a listed company with an elevated current market value and a particularly widely held stock. The voting rights attributable to the shares in respect of which notification has not been made shall not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

        In addition, any person whose aggregate "actual" shareholding in a listed company exceeds or falls below 2%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 66.6%, 75%, 90% or 95% of the listed company's voting share capital is obligated to notify Consob and the listed company whose shares are acquired or disposed of. For the purpose of calculating the "actual" shareholding, the following shall be taken into consideration: (i) shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party or are suspended; (ii) shares that are not owned by such person, but for which it can exercise voting rights (e.g. as depositary having discretionary power to exercise voting rights); (iii) except in certain circumstances, shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. Any person holding a "potential holding" (i.e., financial instruments that, pursuant to a binding agreement, grant the right to acquire underlying shares on the holder's own initiative and through a physical settlement) must notify the Company and Consob whenever such "potential" holding reaches, exceeds or falls below the following percentage thresholds: 5, 10, 15, 20, 25, 30, 50 and 75. Moreover, anyone holding an "overall long position" (being the sum of the "actual" and "potential" shareholdings, as previously described, as well as of any "other long position" in derivatives, irrespective of whether such instrument provides for cash or physical settlement) must notify the Company and Consob whenever such "overall long position" reaches, exceeds or falls below the following percentage thresholds: 10, 20, 30 and 50. If shares can be acquired as a consequence of the exercise of conversion rights or warrants, such shares are included in the relevant holding only if the purchase can take place within 60 days. Notification should be made (except in certain circumstances) promptly and, in any case, within five trading days from the relevant transaction.

        Disclosure obligations also apply to listed companies whenever they hold, directly or through subsidiaries, their own shares and whenever their holdings exceed or fall below the relevant thresholds.

        Cross ownership between listed companies may not exceed 2% of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed 2% of the voting shares of the listed company and 10% of the voting shares of the unlisted company. If the relevant threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The 2% limit for cross ownership is increased to 5% on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary stockholders' meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2% of a listed company's share capital, such listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain who the later party to exceed the limit is, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any stockholders' resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer to buy or exchange at least 60% of the company's shares.

        The validity of any agreement regarding the exercise of the voting rights attached to shares of a listed company or of its parent company is subject to the notification of such agreement to Consob and to the relevant issuer, the publication of a summary of such agreement in the press and the filing of the agreement with the Register of Enterprises within five days of the date of the agreement. These disclosure obligations shall not apply to agreements regarding shareholdings representing less than 2% of the voting shares of the listed company. Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised. Any stockholders' resolution taken in violation of such limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes.

        The agreements subject to the above include those which (i) regulate the exercise of, or prior consultation for, the exercise of voting rights in a listed company or its controlling company, (ii) contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe for shares, (iii) provide for the purchase of shares or securities mentioned in (ii), (iv) have as their object or effect the exercise (including joint exercise) of a dominant influence over the company or (v) aim to encourage or frustrate a takeover bid or equity swap, including commitments relating to non-participations in a takeover bid.

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

General Meetings

        Meetings of the stockholders may be held at our executive offices in Italy, in any country in the European Union or in the United States, following publication of notice of the meeting, including the agenda, on the Company's website and, if required by law, in one or more of the following daily newspapers: "Il Sole 24Ore," "Il Corriere della Sera" or "la Repubblica", at least 30 days before the date fixed for the meeting. The notice shall contain a list of the subject matters to be dealt with at the meeting, as well as a description of the procedures to be complied with in order to attend, and vote in, such meeting. Within the same time period, the Board of Directors shall also publish (i) reports describing the subject matters to be dealt with at the meeting, by making them available both at the Company's registered office and on its website and (ii) all of the documents that will be submitted to the stockholders during the meeting, the forms that stockholders may use for the appointment of proxies and information about the Company's share capital, by making these materials available on the Company's website.

        Deutsche Bank Trust Company Americas will mail to all record holders of ADRs a notice containing a summary of the information contained in any notice of a stockholders' meeting received by Deutsche Bank Trust Company Americas. See "—Documents on Display."

        Meetings of stockholders may be either ordinary meetings or extraordinary meetings. Stockholders' meetings may be called by the Board of Directors or the Board of Statutory Auditors. In the case of a listed company in Italy, stockholders' meetings must be promptly convened upon the request of holders representing at least 1/20th of the share capital, provided that the request contains a summary of the matters to be discussed. If the Board of Directors, upon the request of the stockholders as mentioned above, resolves not to convene a meeting, the competent court, on appeal by the stockholders who have asked for such meeting, can order by decree that such meeting be convened, after having conferred with the Board of Directors and the Board of Statutory Auditors and having ascertained that the Board of Directors' refusal to convene the meeting is unfounded. Stockholders' meetings may not be convened upon the request of stockholders whenever the matter to be dealt with at such meeting requires a proposal, a presentation document or a report by the Board of Directors.

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

        The quorum required, in person or by proxy, for an ordinary meeting, upon first notice is at least 50% of the total number of issued and outstanding ordinary shares, while on second call there is no quorum requirement. Resolutions at ordinary meetings may be adopted, in first and second calls, by a simple majority of ordinary shares represented at such meeting.

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

        A list for the appointment of directors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the percentage established by Consob pursuant to article 147-ter, subparagraph 1, legislative decree no. 58/98. For 2009, the year in which the current Board of Directors was appointed, the percentage established by Consob for Luxottica was equal to 1%. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list. The lists shall set forth not more than fifteen candidates, listed in descending numerical order.

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

        Pursuant to article 147-ter, subparagraph 4, legislative decree no. 58/98, at least one director, or in the event the Board of Directors is composed of more than seven members, then at least two directors, must fulfill the necessary requirements to be considered "independent" in accordance with article 147-ter (hereinafter "147-ter Independent Director").

        Each list shall contain, and expressly name within the first seven candidates named in the list, at least one 147-ter Independent Director, and if the list is composed of more than seven candidates, such list shall contain and expressly name a second 147-ter Independent Director. If appropriate, each list may also expressly name directors having the requirements of independence as provided for by the codes of conduct established by companies managing regulated markets or industry associations.

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

  (b)
  One director shall be the candidate listed first on the list that has obtained the second highest number of votes and who is not related to or affiliated with, directly or indirectly, the stockholders who have presented or voted for the Majority List (hereinafter, the "Minority List"). However, if, for a Board of Directors composed of no more than seven members, a 147-ter Independent Director is not elected from the Majority List or, in the event the Board of Directors is composed of more than seven members, only one 147-ter Independent Director has been appointed, then the first 147-ter Independent Director indicated in the Minority List shall be elected instead of the first candidate indicated in the Minority List.

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

        If only one list is submitted, the ordinary meeting will cast its votes on it and, if the list receives a simple majority of votes, the candidates listed in descending numerical order will be elected as directors, until the requisite number, as determined by the ordinary meeting, is reached, subject to the obligation of the ordinary meeting to appoint a minimum number of 147-ter Independent Directors. The candidate listed first on the Majority List will be elected as Chairman of the Board of Directors.

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

        Pursuant to article 27 of our By-laws a list for the appointment of Statutory Auditors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the one established by Consob pursuant to article 147-ter, subparagraph 1, of legislative decree no. 58/98. For 2009, the year in which the current Board of Statutory Auditors was appointed, the percentage established by Consob for Luxottica was equal to 1%.

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

  (ii)
  representations of stockholders different from the ones who hold, separately or jointly, a controlling interest or a simple majority interest in the share capital of the Company, stating the lack of affiliation as per section 144-quinquies of the Consob regulations; and

  (iii)
  detailed information on personal and professional qualifications of each candidate as well as a declaration by the candidate confirming the existence of the qualifications required by law, the acceptance of the office together with such candidate's administration and control offices held in other companies.

        In the event that only one list is submitted or that only related-party stockholders, as determined by applicable law, have submitted lists as of the last day provided for the presentation of such lists, it is possible to present a list until the fourth day following such date, or such other time period provided by law. In such case, the above share interest thresholds providing for the presentation of the lists shall be reduced by half.

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

        According to Law no. 120/2011, the Company shall ensure that the Boards of Directors and the Boards of Statutory Auditors appointed starting from August 2012 (and for three renewals thereafter) shall have an adequate proportion between genders. In particular, for the first renewal after such date the less-represented gender shall obtain at least 1/5th of the members, while, for the other two subsequent renewals, the less represented gender shall obtain at least 1/3rd of the members.

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

        The meeting notice period of 30 days is (i) increased to 40 days for meetings convened to appoint directors and Statutory Auditors and (ii) reduced to, respectively, 21 days for meetings convened to resolve upon the Company's dissolution or upon the resolutions following a reduction of the Company's share capital below the mandatory minimum threshold provided by law, and 15 days for meetings convened pending a public tender offer launched with respect to our ordinary shares. The notice may specify a date for a second meeting in the event that a quorum is not obtained at the first meeting. Notice of any subsequent meeting that must be held within 30 days from the previously adjourned meeting, must be published at least eight days prior to the date of the meeting. In addition, a meeting will be deemed duly convened if stockholders representing 100% of Luxottica Group S.p.A.'s share capital, together with a majority of the members of the Board of Directors and the Board of Statutory Auditors, are present at the meeting. In this case, any participant can object to the discussion and resolution of any item for which it is deemed to have been insufficiently informed.

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

        Stockholders may appoint proxies. A proxy may also be granted by electronic means, in accordance with the requirements set forth in the Set of Rules of the Ministry of Justice. Electronic notice of the proxy may be given, pursuant to the procedure set forth in the call notice, either by using a specific section of the Company's website, or, if contemplated in the call notice, by sending the document to the certified electronic mail address of the Company. If the representatives deliver or send a copy of the proxy, they shall certify under their responsibility the identity of the proxy and that the proxy conforms to the original.

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

        Solicitation of proxies is possible, but if the solicitation is addressed to more than 200 stockholders and concerns specific voting proposals or contains recommendations or other declarations that might influence the exercise of voting rights, it is subject to the provisions of legislative decree no. 58/98; in particular, the stockholder(s) making the solicitation shall publish a prospectus and a proxy form.

        Proxies may be collected by a stockholders' association provided that such association has been formed by certified private agreement, does not carry out business activities and is made up of at least 50 individuals each of whom owns no more than 0.1% of our voting capital.

        Proxies may be revoked and can be appointed only for a single stockholders' meeting already convened. Proxies can be appointed also for a single subject matter listed in the agenda or with regard to a single voting proposal in the case of a solicitation.

        Our By-laws do not contain any limitations on the voting rights in respect of ordinary shares held by any stockholder. Resolutions adopted at a stockholders' meeting are binding on all stockholders. However, absent, dissenting or abstaining stockholders representing 1/1000th of the share capital (as well as Directors or Statutory Auditors) has the right, under Italian law, to ask a court to annul resolutions taken in violation of applicable laws or the By-laws. In addition, in a limited number of cases (including the merger of a listed company with, and its incorporation into, an unlisted company) applicable law grants dissenting and absent stockholders the right to obtain the redemption of their shares by the issuer at the average market price of the shares during the previous six-month period. Shares for which the redemption right has been exercised are offered to the other stockholders or, in case not all of the offered shares are sold in this way, to third parties in the market. If, after the sale offer, there are still remaining shares for which the redemption right has been exercised, the company shall purchase such shares using its available reserves (in which case the shares may be held and registered in the name of the issuer) or, if there are no available reserves, the share capital of the issuer shall be reduced.

        Within five days from each stockholders' meeting, a brief report on the votes expressed at the meeting shall be published on the Company's website. Within 30 days from each stockholders' meeting, the minutes of such meeting shall be made available on the Company's website.

Option Rights

        Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such option rights are waived or limited by a stockholders' resolution adopted by the affirmative vote of holders of more than 50% of the ordinary shares and such waiver or limitation is in the interest of Luxottica Group S.p.A. Particular Italian regulations set forth the procedures to be followed by Italian listed companies in such circumstances.

        It is likely that the option rights generally available to holders of ordinary shares may not be fully available to holders of ADRs. See "—Description of American Depositary Receipts—Share Dividends and Other Distributions."

        Pursuant to decree n. 58/98, in the event that (i) the newly issued shares are offered for subscription to our employees or employees of our subsidiaries and (ii) the new shares to be issued by us for subscription by the aforementioned parties do not exceed 1% of our share capital, the resolution excluding option rights is to be approved by stockholders representing the majority required for extraordinary meetings.

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

Purchase of Shares by Luxottica Group S.p.A.

        We and our subsidiaries may purchase up to an aggregate of 1/5th of our ordinary shares, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by stockholders. Shares may only be purchased out of profits available for dividends and distributable reserves as appearing in the latest stockholder-approved unconsolidated financial statements. Further, we may only repurchase fully paid shares. As long as such shares are owned by us, they would not be entitled to dividends nor to subscribe for new ordinary shares in the case of capital increases; such rights would be proportionately attributed to the other stockholders and the voting rights attached to the treasury shares would be suspended. A corresponding reserve must be created in our balance sheet which is not available for distribution.

        Decree no. 58/98 provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiary must take place by way of a public offer or on the market in a manner agreed with Borsa Italiana S.p.A. which must ensure the equality of treatment among stockholders, subject to certain limitations. The foregoing does not apply to shares being purchased by a listed company from its employees or employees of its parent company or of subsidiaries under certain circumstances.

        See Item 16E—"Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

Minority Stockholders' Rights

        Absent, abstaining or dissenting stockholders (representing 1/1000th of the share capital of the Company) may, within three months, ask a court to annul stockholders' resolutions taken in violation of applicable laws or our By-laws. Any stockholder may bring to the attention of the Board of Statutory Auditors facts or acts which are deemed wrongful. If the stockholder (or stockholders) that has submitted the complaint to the Board of Statutory Auditors represents more than 1/50th of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the stockholders' meeting.

        Stockholders representing more than 1/20th of our share capital have the right to report major irregularities to the relevant court. In addition, stockholders representing at least 1/40th of our share capital may initiate a liability suit against the directors, Statutory Auditors and general managers of Luxottica Group S.p.A. We may waive or settle the suit only if less than 1/20th of the stockholders vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and (i) the court does not award such costs against the relevant directors, Statutory Auditors or general managers, or (ii) such costs cannot be recovered from such directors, Statutory Auditors or general managers. In compliance with decree no. 58/98, our By-laws give minority stockholders the right to appoint directors and one Statutory Auditor as chairman and one Alternate Auditor to the Board of Statutory Auditors. See Item 6—"Directors, Senior Management and Employees—Directors and Senior Management."

Italian Tender Offer Rules

        Under legislative decree no. 58/98, a public tender offer is required to be launched by any person that through share purchases holds more than 30% of the voting stock of an Italian listed company. The public tender offer must cover the whole voting stock of the company. Similarly, under Consob rules, a public tender for the entire voting stock of a listed company must be made by any person owning more than a 30% interest in the voting securities of a company (but does not exercise majority voting rights at an ordinary stockholders' meeting) and purchases or acquires, directly or indirectly, also through the exercise of subscription or conversion rights, during a 12-month period more than 5% of the ordinary capital with voting rights. For the purpose of calculating the 30% and 5% thresholds, the following are taken into account (i) shares directly or indirectly purchased and (ii) in certain cases, derivative instruments (either physically or cash settled) whose underlying shares are part of the voting stock of an Italian listed company.

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

        Consob regulates these provisions in greater detail through a number of exemptions from the duty to launch a tender offer. Such exemptions include, among others, (i) when another person or persons jointly hold the majority of voting rights that can be exercised at the general meeting; and (ii) when the relevant thresholds are reached as a result of the recapitalization of a company that is in a situation of financial crisis or as a result of the exercise of options, or conversion or subscription rights.

        Article 107 of the legislative decree further provides that the acquisition of an interest above 30% of the voting stock of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60% or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the stockholders of the company (excluding, for the purpose of calculating such majority, the offeror or any stockholder that holds an absolute or relative majority shareholding exceeding 10% as well as persons acting in concert with the offeror), (ii) if the offeror (including the persons acting in concert with the offeror) has not acquired more than 1% of the voting stock of the company in the 12 months preceding the announcement of the offer and during the offer period and (iii) upon receipt of an exemption granted by Consob provided that the terms of (i) and (ii) above are met.

        "Persons acting in concert" with the offeror shall mean persons cooperating on the basis of a specific or tacit agreement, verbal or in writing, regardless of whether such agreement is invalid or without effect, for the purpose of acquiring, maintaining or strengthening control over the issuer or to defend against a public tender offer (including, in any case, the offeror's subsidiaries, controlling persons, related companies and other persons connected to it by virtue, among other things, of a stockholders' agreement, the offeror's directors, members of the management board, or supervisory board or general managers). Consob has further identified cases in which the "action in concert" is presumed, although rebuttal is possible (for example, in the case of a person and his or her relatives), as well as cases not amounting per se to an "action in concert" (such as, for example, the agreement between stockholders for the submission of a slate to appoint minority directors).

        After the offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the voting stock if, in the course of the subsequent 12 months, (i) it (including the persons or entities acting in concert with the offeror) has purchased more than 1% of the voting stock of the company, or (ii) the company has approved a merger or spin-off. Finally, anyone holding 90% or more of the voting stock of a company must grant to all other stockholders the right to sell off their remaining shares, unless an adequate distribution of the shares is resumed so as to ensure proper trading within a period of three months. Moreover, any person who, following a tender offer for 100% of the voting stock, purchases more than 95% of the voting stock (i) must grant to all other stockholders the right to sell their voting shares or (ii) alternatively, and provided that it has stated its intention to do so in the offering documentation, is entitled to acquire all remaining voting shares of the company (squeeze-out) within three months following the conclusion of the tender offer.

        Shares held in breach of the obligations to launch a mandatory tender offer cannot be voted and must be sold within 12 months.

Derivative Suits

        Under Italian law, action against members of the Board of Directors, members of the Board of Statutory Auditors and general managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of stockholders. In respect of listed companies, Italian law provides for a form of stockholders' action against members of the Board of Directors, which may be brought by holders of at least 1/40th of the outstanding shares. We are allowed not to commence, or to settle, the suit provided that stockholders representing at least 1/20th of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and (i) the court does not award these costs as part of the judgment against the relevant directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such directors, Statutory Auditors or general managers. In addition, Italian law permits a stockholder acting alone to bring an action against members of the Board of Directors in the event that such stockholder has suffered damages directly related to negligence or willful misconduct.

No Limitation of Ownership

        Neither Italian law nor any of our constituent documents impose any limitations on the right of non-resident or foreign stockholders to hold or exercise voting rights on our ordinary shares or the ADSs.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

        The following is a summary of certain provisions of the Amended and Restated Deposit Agreement (the "Deposit Agreement"), dated as of March 30, 2006, among Deutsche Bank Trust Company Americas, as depositary, the owners and holders from time to time of ADRs issued thereunder and us. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this Form 20-F. For more complete information, the entire agreement should be read. Copies of the Deposit Agreement are available for inspection at the principal Corporate Trust Office of Deutsche Bank Trust Company Americas at 60 Wall Street, New York, New York 10005.

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

        If we ask for instructions of an ADR holder, Deutsche Bank Trust Company Americas will notify the ADR holder of the upcoming vote and arrange to deliver voting materials. The materials will (i) describe the matters to be voted on and (ii) explain how ADR holders, on a certain date, may instruct Deutsche Bank Trust Company Americas to vote the shares or other deposited securities underlying the ADRs as directed. For instructions to be valid, Deutsche Bank Trust Company Americas must receive them on or before the date specified. Deutsche Bank Trust Company Americas will try, as far as practical, subject to Italian law and the provisions of our articles of association, to vote or to have its agents vote the shares or other deposited securities as instructed by the ADR holder. Deutsche Bank Trust Company Americas will only vote or attempt to vote as instructed by the ADR holder and will not vote any of such holder's shares or other deposited securities except in accordance with such instructions.

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

MATERIAL CONTRACTS

        The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since April 30, 2010 and, as of the date of this Form 20-F, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this Form 20-F.

Contracts Relating to the Company's Indebtedness

        For a discussion of our material credit agreements and financings entered into or amended since April 30, 2010, see "—Our Credit Facilities—The Euro 300 Million Club Deal," "—Our Other Debt Financings—The Euro 100 Million Senior Unsecured Guaranteed Notes," "—Our Other Debt Financings—The Euro 500 Million Senior Unsecured Guaranteed Notes," "—Our Other Debt Financings—The U.S. $350 Million Senior Unsecured Notes," "—Our 2012 Debt Financings—The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2019)," and "—Our 2012 Debt Financings—The Euro 500 Million Multicurrency Revolving Credit Facility" in Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness."

ITALIAN EXCHANGE CONTROLS

        The following is a summary of relevant Italian laws in force as of the date of this Form 20-F but does not purport to be a comprehensive description of all exchange control considerations that may be relevant.

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

        Article 49 of decree 231/2007 provides that the transfer of cash, bearer bank or postal passbooks and bearer instruments in Euro or foreign currency, effected for any reason between different parties (resident or non-resident) (a "Transfer"), is forbidden when the total amount is equal to or greater than Euro 1,000. A Transfer is also forbidden when carried out through multiple payments—each lower than the Euro 1,000 threshold—that appear designed to circumvent such prohibition. A Transfer may only be executed through banks, electronic money institutions and "Poste Italiane S.p.A." (Italian Mail) (collectively, the "Authorized Operators"). Within 30 days of their knowledge, the Authorized Operators must promptly notify the Ministry of Finance of any breach of the provisions set out in article 49 of decree 231/2007. The Ministry of Finance, in turn, must immediately notify the Italian Tax Agency ("Agenzia delle Entrate") of the abovementioned breaches, so as to allow the Italian Tax Agency to carry out proper tax investigations.

        In addition, when the total amount of a Transfer is equal to or greater than Euro 15,000, the Authorized Operators are required to (i) duly identify the customer and the beneficial owner (if any) on the basis of documents, data or information deriving from an independent and reliable source, (ii) set up a "Data Processing Archive" ("Archivio Unico Informatico") which contains a copy of any document required for the customer's and beneficial owner's identification, (iii) notify the Financial Intelligence Unit ("Unità di Informazione Finanziaria") of the Bank of Italy of any suspicious operation, where possible, before carrying out the Transfer and (iv) keep record of the information under point (i) above for ten years following the Transfer. The breach of such provisions under decree 231/2007 may trigger criminal and administrative sanctions: criminal sanctions are imposed for offenses such as breach of customer identification obligations and recording duties and breach of the requirement to disclose the fact that a suspicious transaction was reported; administrative sanctions are imposed for offenses such as failure to set up the Data Processing Archive and to report the suspicious transactions to the Financial Intelligence Unit.

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

TAXATION

        The following summary contains a description of the principal U.S. federal and Italian income tax consequences of the ownership and disposition of ADSs or ordinary shares by U.S. holders (as defined below) resident in the United States for tax purposes. The following description does not purport to be a complete analysis of all possible tax considerations that may be relevant to a U.S. tax resident holder of ADSs or ordinary shares, and U.S. tax resident holders are advised to consult their advisors as to the overall consequences of their individual circumstances. In particular, this discussion does not address all material tax consequences of owning ordinary shares or ADSs that may apply to special classes of holders, some of whom may be subject to different rules, including:

  •
  partnerships and other pass-through entities;

  •
  tax-exempt entities;

  •
  certain banks, financial institutions and insurance companies;

  •
  broker-dealers;

  •
  traders in securities that elect to mark to market;

  •
  investors liable for alternative minimum tax;

  •
  investors that actually or constructively own 10% or more of the voting stock of Luxottica Group S.p.A.;

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

        Furthermore, certain persons that may not be U.S. holders but who may otherwise be subject to U.S. federal income tax liability will also be subject to U.S. federal as well as Italian tax consequences due to their ownership and disposition of ADSs or ordinary shares. Such investors should consult with their own advisors as to the particular consequences associated with their investment.

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

        The Treaty also clarifies the availability of treaty benefits to entities that are treated as fiscally transparent under U.S. or Italian law.

        In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        This discussion addresses only Italian income taxation, gift and inheritance taxation and capital gains taxation and U.S. federal income and estate taxation.

        For purposes of the Old Treaty, the Treaty, the Estate Tax Convention and the Code, U.S. holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to Italian tax or U.S. federal income tax.

Italian Tax Law

        Withholding or Substitute Tax on Dividends.    In general, dividends paid by Italian corporations to non-Italian resident beneficial owners without a permanent establishment in Italy to which ordinary shares or ADSs are effectively connected, are subject to final Italian withholding tax (or substitute tax, in the case of dividends on underlying shares listed on the Milan Stock Exchange) at the rate of 20%, unless reduced by an applicable double taxation treaty or Italian domestic legislation. Reduced rates (normally 15%) of withholding tax (or substitute tax) on dividends apply to non-Italian resident beneficial owners of ordinary shares or ADSs who are entitled to and timely comply with procedures for claiming benefits under an applicable income tax treaty entered into by Italy. Italy has concluded income tax treaties with over 60 foreign countries, including all European Union member states, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and East Asia. It should be noted that in general the income tax treaties are not applicable if the beneficial owner is a tax-exempt entity or, with a few exceptions, a partnership or a trust.

        Under the Treaty, Italian withholding tax (or substitute tax) at a reduced rate of 15% will generally apply to dividends paid by an Italian corporation to a U.S. resident entitled to Treaty benefits who timely complies with the procedures for claiming such benefits, provided the dividends are not effectively connected with a permanent establishment in Italy through which the U.S. resident carries on a business or with a fixed base in Italy through which the U.S. resident performs independent personal services.

        The Italian legislation provides for the application of a reduced 1.375% withholding tax or substitute tax on dividends paid by an Italian corporation out of profits accrued from January 1, 2008 (for entities ending their tax year on December 31) to non-resident beneficiary entities (i) subject to corporate taxation and (ii) resident in an EU Member State or in other states (excluding the United States) which adhere to the "Accordo sullo spazio economico europeo," which are included in an ad hoc "white list" still to be released with a proper decree. Provisional disposals provide that, in the meantime, reference is to be made to the decree dated September 4, 1996, which reports the list of countries allowing an adequate exchange of information with the Italian tax authority.

        The currently applicable Italian domestic legislation provides for the application of a reduced 11% withholding tax or substitute tax on dividends paid starting from July 29, 2009 by an Italian corporation to non-Italian resident pension funds established in an EU Member State or in other countries (excluding the United States) which adhere to the "Accordo sullo Spazio Economico Europeo," which are included in the above-mentioned "white list" of countries allowing an adequate exchange of information with the Italian tax authority.

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

        A non-Italian resident beneficial owner of ordinary shares or ADSs can obtain application of substitute tax on dividends of Italian source at a reduced rate of 1.375% or 11%, as applicable, from the intermediary with which the shares are deposited by promptly submitting ad hoc request, together with proper documentation attesting to the residence and status of the beneficial owner (including a certificate of tax residence from the competent foreign tax authorities).

        As an alternative to the application of the more favorable treaty rate of substitute tax on dividends or where an income tax treaty does not apply, and except for entities that benefit from the above-mentioned 1.375% or 11% substitute tax, under domestic Italian law non-resident stockholders can claim a refund of an amount up to one fourth of the 20% substitute tax on dividend income from Italian tax authorities provided that (i) they implement an ad hoc refund procedure in accordance with the terms and conditions established by law, and (ii) they provide evidence that this dividend income was subject to income tax in their country of residence in an amount at least equal to the total refund claimed. Beneficial owners of ordinary shares or ADSs should contact their tax advisors concerning the possible availability of these refunds, the payment of which is normally subject to extensive delays.

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

        Tax on Capital Gains.    Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non-Italian resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected may be subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADSs and/or rights) disposed of is "qualified" or "non-qualified." The disposal of a "qualified" shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a stockholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than 5% of the share capital or 2% of the shares with voting rights at an ordinary stockholders' meeting of the corporation and (ii) in any twelve-month period following the date the ownership test under (i) is met, such stockholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non-Italian resident stockholders upon disposal of a "non-qualified" shareholding, are in principle subject in Italy to a capital gain tax ("CGT") at 20%. However, an exemption from CGT is provided for gains realized by non-Italian resident stockholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of "non-qualified" shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non-Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration that they are not resident in Italy for tax purposes, in order to benefit from this exemption, in the case that the "risparmio amministrato" (non-discretionary investment portfolio) or "risparmio gestito" (discretionary investment portfolio) regime, respectively, provided for by articles 6 and 7 of Italian legislative decree November 21,1997, no. 461 applies to them. Upon disposal of a "qualified" shareholding, non-Italian resident stockholders are in principle subject to Italian ordinary taxation on 49.72% of the capital gain realized.

        The above is subject to any provisions of an applicable income tax treaty entered into by the Republic of Italy, if the income tax treaty provisions are more favorable. The majority of double tax treaties entered into by Italy, in accordance with the OECD Model tax convention, provide that capital gains realized from the disposition of Italian securities are subject to taxation only in the country of residence of the seller. Therefore, the capital gains realized by a non-Italian resident entitled to the benefits of a treaty entered into by Italy in accordance with the OECD Model in respect of taxation of capital gains from the disposition of Italian securities will not be subject to Italian taxation, regardless of whether the shareholding disposed of is qualified or non-qualified. Non-Italian residents who dispose of shares or ADSs may be required to timely provide appropriate documentation establishing that the conditions of non-taxability of capital gains realized pursuant to the applicable income tax treaties have been satisfied (including a certificate of tax residence issued by the competent foreign tax authorities), in the case that the "risparmio amministrato" (non-discretionary investment portfolio) or "risparmio gestito" (discretionary investment portfolio) regime, respectively, provided for by articles 6 and 7 of Italian legislative decree November 21,1997, no. 461 applies to them.

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

        In particular, transfers of assets and rights (including ordinary shares and/or ADSs) on death or by gift are generally subject to Italian inheritance and gift tax:

  (i)
  at a rate of 4% in the case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets (including ordinary shares and ADSs), if any, exceeding, for each beneficiary, Euro 1,000,000;

  (ii)
  at a rate of 6%, in the case of transfers made to relatives within the fourth degree or relatives-in-law within the third degree (in the case of transfers to brothers or sisters, the 6% rate is applicable only on the portion of the global net value of the transferred assets (including ordinary shares and ADSs), if any, exceeding, for each beneficiary, Euro 100,000); and

  (iii)
  subject to certain exceptions, at a rate of 8%, in any other case.

        Inheritance taxes paid in a jurisdiction outside of Italy relating to the same estate on assets (including ordinary shares and ADSs) existing in that jurisdiction are deductible, in whole or in part, from the Italian inheritance tax due with respect to the estate.

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

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        If a partnership, or an entity treated for U.S. tax purposes as a partnership, holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners in partnerships holding ordinary shares or ADSs should consult their tax advisors.

        Taxation of Dividends.    Under U.S. federal income tax laws, a U.S. holder must include as gross income the gross amount of any dividend paid by Luxottica Group S.p.A. out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Such holder must also include any Italian tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive such amounts withheld. The dividend is ordinary income that must be included in income when the U.S. holder, in the case of ordinary shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that must be included in income for a U.S. holder will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date he converts the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a return of capital to the extent of the U.S. holder's basis in the shares or ADSs and thereafter as capital gain.

        Subject to certain generally applicable limitations, the Italian withholding or substitute tax imposed on dividends in accordance with the Old Treaty or the Treaty and paid over to Italy will be creditable against a U.S. holder's U.S. federal income tax liability. To the extent a refund of the tax withheld is available to the U.S. holder under Italian law or under the Old Treaty or the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against such holder's U.S. federal income tax liability. See "—Italian Tax Law—Withholding or Substitute Tax on Dividends" for the procedures for obtaining a tax refund.

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

        Certain dividends received by non-corporate U.S. holders in taxable years beginning before January 1, 2013 in respect of ordinary shares or ADSs will be taxed at the rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%) if the dividends are "qualified dividends." This reduced income tax rate is only applicable to dividends paid by U.S. corporations and "qualified foreign corporations" and only with respect to shares held by a qualified U.S. holder (that is, a non-corporate stockholder such as an individual) for a minimum holding period (generally, more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a "qualified foreign corporation" and that dividends paid by us to individual U.S. holders of ordinary shares or ADSs held for the minimum holding period should thus be eligible for the reduced income tax rate. See "—Passive Foreign Investment Company Considerations" for a discussion of certain restrictions on "qualified foreign corporation" status. Non-corporate U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

        Taxation of Capital Gains.    If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs and such shares constitute a capital asset in the hands of the U.S. holder, such holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. The deductibility of capital losses is subject to limitations. Capital gain of a non-corporate U.S. holder, recognized in taxable years which begin before January 1, 2013, is generally taxed at a maximum rate of 15% for property held more than one year. Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

        Medicare Tax on Unearned Income.    Legislation enacted in 2010 requires certain U.S. holders that are individuals, estates or trusts to pay a 3.8% Medicare contribution tax on, among other things, dividends on, and capital gains from the sale or other taxable disposition of, ordinary shares or ADSs for taxable years beginning after December 31, 2012.

        Passive Foreign Investment Company Considerations.    A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is "passive income," or (b) the average percentage of the gross value of its assets that produce "passive income" or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special "look-through" rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Where the "look-through" rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25%-owned subsidiary as well as dividends and interest received from such a 25%-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2011. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S.

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

        Backup Withholding and Information Reporting.    In general, dividend payments or other taxable distributions made within the United States to a U.S. holder will be subject to information reporting requirements and backup withholding tax (currently at the rate of 28%) if such U.S. holder is a non-corporate U.S. person and such holder:

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

        After December 31, 2012, the backup withholding rate will increase to 31% under the sunset provisions of currently applicable U.S. tax law.

        Persons who are not U.S. persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY.

        The payment of proceeds from the sale of ordinary shares or ADSs to or through a U.S. office of a broker is also subject to these U.S. backup withholding and information reporting rules unless the seller certifies, under penalties of perjury, that such seller is a non-U.S. person (or otherwise establishes an exemption). Special rules apply where ordinary shares or ADSs are sold through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid outside the United States.

        Under legislation enacted in 2010, for taxable years beginning after March 18, 2010, certain U.S. holders who are individuals holding ordinary shares or ADSs other than in an account at a U.S. financial institution may be subject to additional information reporting requirements.

        Estate Tax Convention.    Under the Estate Tax Convention between the United States and Italy, the ordinary shares or ADSs will be deemed situated in Italy. Subject to certain limitations, the Estate Tax Convention affords a credit for estate or inheritance tax imposed by Italy on ordinary shares or ADSs that is applicable against U.S. federal estate tax imposed on ordinary shares or ADSs. This credit is available only to the estate of a deceased person who, at the time of death, was a national of or domiciled in the United States.

DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, applicable to foreign private issuers, and in accordance therewith we file reports and other information with the SEC. Reports and other information filed by us are available for inspection and copying, upon payment of fees prescribed by the SEC, at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material are also available for a fee by sending an electronic mail message to the internet group mailbox publicinfo@sec.gov or by mail to 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The public may also view our annual reports and other documents filed with the SEC on the Internet at www.sec.gov.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

        At December 31, 2011 and 2010, our interest rate sensitivity was limited to the amount of our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities.

        Included in this amount are:

  •
  Tranche B and Tranche C borrowings on our subsequently amended credit facility with a group of banks, of Euro 1,130 million and U.S. $325 million (of which Euro 0 million and Euro 0 million were borrowed under Tranche C as of December 31, 2011 and 2010, respectively, and U.S. $293.2 million and U.S. $325.0 million were borrowed under Tranche B as of December 31, 2011 and 2010, respectively). However, in 2007, we entered into interest rate swaps to effectively hedge the floating rate to a fixed rate for Tranche B. As of December 31, 2011, this credit facility bore interest at EURIBOR on Euro-denominated loans and LIBOR on U.S. $-denominated loans, plus a margin between 0.20% and 0.40% based on the Net Debt/EBITDA ratio as defined in the agreement.

  •
  Our Euro 250 million credit facility (of which Euro 190.0 million was borrowed as of December 31, 2011). This credit facility accrues interest at EURIBOR plus a margin between 0.40% and 0.60% based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.925% as of December 31, 2011). In 2009, we entered into interest rate swaps for a notional amount of Euro 250.0 million that effectively hedge the floating rate to a fixed rate for this credit facility.

  •
  Our Tranche D U.S. $1.0 billion credit facility, of which U.S $500 million was borrowed as of December 31, 2011 (U.S. $700 million in 2010). This credit facility accrues interest at LIBOR plus a margin between 0.20% and 0.40% based on the Net Debt/EBITDA ratio as defined in the agreement (0.644% as of December 31, 2011). In 2008 and 2009 we entered into interest rate swaps for a notional amount of U.S. $700 million that effectively hedge the floating rate to a fixed rate for a portion of Tranche D.

  •
  Our Euro 300 million Term Facility Agreement with Mediobanca, which expires on November 30, 2014. This credit facility accrues interest at EURIBOR plus a margin between 1.00% and 2.75%, as defined in the amendment to the agreement (2.520% as of December 31, 2011). As of December 31, 2011, Euro 300.0 million was borrowed under this credit facility.

  •
  Our short-term bridge loan facility, as amended on April 29, 2008 and November 27, 2009, for an aggregate principal amount of U.S. $75 million, which originally had a final maturity date of November 30, 2011. Interest accrued at LIBOR (as defined in the facility agreement) plus 1.90%. U.S. Holdings prepaid U.S. $25 million on September 8, 2010 and the remaining U.S. $50 million on October 12, 2010. As of December 31, 2011, this credit facility had been repaid in full.

        A 10% change in interest rates (upward or downward) at December 31, 2011 and 2010, would not have had a material effect on our future annual pretax earnings and cash flows, based on our expected future pretax earnings and cash flows with an interest rate adjustment of 10% above and below the rates in effect as of December 31, 2011 and 2010. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S. $-denominated activities, we used an exchange rate of Euro 1.00 = U.S. $1.392 as of December 31, 2011 and of Euro 1.00 = U.S. $1.45 as of December 31, 2010.

        We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have 41 interest rate derivatives outstanding as of December 31, 2011, as follows:

  •
  During the third quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325 million with various banks ("Tranche B Swaps").

    These swaps expired on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities—The Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps." The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.63% per annum.

  •
  During the third quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Tranche E of the credit facility discussed above. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities—The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps." The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26% per annum.

  •
  During the fourth quarter of 2008 and the first quarter of 2009, we entered into fourteen interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks, which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011 ("Tranche D Swaps"). These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Tranche D of the credit facility discussed above. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness—Our Credit Facilities—The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps." The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.672% per annum.

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

FOREIGN EXCHANGE SENSITIVITY

        Our manufacturing subsidiaries are mainly located in Italy and our sales and distribution facilities are maintained worldwide. We also have a manufacturing facility in the United States that distributes Oakley products worldwide. As such, we are vulnerable to foreign currency exchange rate fluctuations in two principal areas:

  1.
  We incur most of our manufacturing costs in Euro or Chinese Yuan and we receive a significant portion of our revenues in other currencies (which we refer to as Economic Risk); and

  2.
  Differences between the functional currency of certain subsidiaries and the Euro as the reporting currency (which we refer to as Translation Risk).

        Economic Risk.    A strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products manufactured in Italy and/or reduce our gross margins. However, our Oakley manufacturing facility in the United States offsets the reduced margins of our Italy-manufactured products, the costs of which are in Euro, as we expand Oakley's sales in Euro-denominated countries. We expect that the weakening of the Euro will have the reverse effect. In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

        IAS 39 requires that all derivatives, whether designated as a hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income in the consolidated statement of stockholders' equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as a hedge, changes in fair value are recognized in operations.

        From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2011, we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 180 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

        Translation Risk.    A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2011 and 2010, and is not meant to be a tabular disclosure of market risk:

	U.S. Dollars
2011		Euro	Other	Total

Revenues	57.0%	18.6%	24.4%	100.0%
Costs and operating expenses	55.5%	24.3%	20.2%	100.0%

2010	U.S. Dollars	Euro	Other	Total

Revenues	59.1%	18.3%	22.6%	100.0%
Costs and operating expenses	57.0%	24.9%	18.1%	100.0%

        Because a large portion of our revenues and expenses are denominated in U.S. dollars, translation risk resulting from fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a 10% weakening of the U.S. dollar against the Euro as compared to the actual 2011 and 2010 average exchange rate between the U.S. dollar and Euro would have been a decrease in income before taxes of Euro 42.9 million and of Euro 39.9 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

        Since January 1, 2011, we received the following direct and indirect payments from Deutsche Bank Trust Company Americas in the aggregate amount of $ 105,042.46 for expenses relating to the ADR program, including:

  1.
  NYSE listing fees in relation to the listing of the ADRs;

  2.
  Production of investor targeting, peer analysis and stockholder identification reports;

  3.
  Costs of retaining third-party public relations, investor relations and/or corporate communications advisory firms in the United States;

  4.
  Mailing of proxy materials for meetings of stockholders; and

  5.
  Expenses related to road shows.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011. Based upon that evaluation, our principal executive officer and our principal financial officer have concluded that the design and operation of our disclosure controls and procedures provide reasonable assurance that, as of December 31, 2011, the disclosure controls and procedures are effective.

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

        Our independent registered public accounting firm has audited and issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2011, which appears in Item 18 of this Form 20-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

        During the period covered by this Form 20-F, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

        In accordance with Italian law, we adopted a Procedure for Handling Privileged Information, updated in February 2012, in order to ensure that material non-public information is promptly and adequately disclosed to the public and in compliance with the fundamental principles of transparency and truthfulness. We also adopted an Internal Dealing Procedure in order to comply with certain regulatory amendments. The procedure, updated in February 2012, governs the disclosure obligations and the limitations concerning transactions carried out on shares and other financial instruments by a "significant" person (including directors, the main stockholders of the company and the persons closely related to them).

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte & Touche S.p.A. ("Deloitte & Touche") was engaged as our independent registered public accounting firm to audit our Consolidated Financial Statements for the years ended December 31, 2011 and 2010. Due to the nature of our operations, numerous Deloitte & Touche entities and affiliates perform numerous other accounting, tax and consulting tasks for us around the world. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Board of Statutory Auditors, all audit services for the annual audit of Luxottica Group S.p.A.'s own financial statements and for the audit of the Consolidated Financial Statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost.

        The following table sets forth the aggregate fees paid by the Company to Deloitte & Touche for 2011 and 2010:

	2011 Fees	2010 Fees
(Amounts in thousands of Euro)

Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	5,176	5,238
Audit related fees (including benefit plan audits and acquisition due diligence)	272	272
Tax fees (including compliance and planning)	6	43
All other fees	—	—

Total fees	5,453	5,553

        Our Board of Statutory Auditors has approved all of the audit and non-audit fees of Deloitte & Touche for the year 2011 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Deloitte & Touche is less than 50%.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        During the first two months of 2011, we purchased on the MTA 463,630 of our ordinary shares at an average price of Euro 22.45 per share, for a total amount of Euro 10,408,672, pursuant to the stock purchase program approved at the Stockholders' Meeting on October 29, 2009 and launched on November 16, 2009. This stock purchase program expired on April 28, 2011.

Luxottica Group S.p.A. Purchases of our Ordinary Shares by Month	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (in Euro)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Ordinary Shares that Remain Subject to Repurchase (at the End of the Period)

January 1, 2011 to January 31, 2011	285,000	22.67	285,000	12,744,546
February 1, 2011 to February 28, 2011	178,630	22.09	178,630	12,565,916
Total: Year ended December 31, 2011	463,630	22.45	463,630	—

        As of April 15, 2012, the Company holds 4,681,025 treasury shares.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Deloitte & Touche S.p.A. has been the independent registered public accounting firm for Luxottica and was appointed and approved by Luxottica for the 2006-2011 fiscal years. In accordance with Italian legal provisions relating to the mandatory rotation of independent audit firms for public companies, the appointment of Deloitte & Touche S.p.A. will expire with the approval of the statutory financial statements for the year ended December 31, 2011 and such appointment and authorization may not be renewed or extended under applicable Italian regulations. The decision to change independent registered public accounting firms was approved by Luxottica's stockholders on April 28, 2011, upon proposal of the Board of Statutory Auditors.

        The Company's Board of Statutory Auditors has recommended that PricewaterhouseCoopers S.p.A., which is part of the PricewaterhouseCoopers network of auditors, be appointed as the Company's new independent registered public accounting firm. Luxottica's stockholders also approved the appointment of PricewaterhouseCoopers S.p.A. as the Company's new independent registered public accounting firm for a nine-year term beginning with the fiscal year commencing on January 1, 2012.

        During the fiscal years ended December 31, 2011 and 2010, and as of the date of this report, there were no (1) disagreements (as defined in the instructions to Item 16F of Form 20-F) with Deloitte & Touche S.p.A. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in connection with their opinion, or (2) reportable events (as defined in Item 16F of Form 20-F).

        The audit reports of Deloitte & Touche S.p.A. on the Consolidated Financial Statements of Luxottica Group S.p.A. and its subsidiaries as of and for the years ended December 31, 2011 and 2010, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of Deloitte & Touche S.p.A. on the effectiveness of internal control over financial reporting as of December 31, 2011 and 2010, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

        A letter from Deloitte & Touche S.p.A. is attached as Exhibit 15.2 to this Form 20-F.

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

        We adopted the Italian Code of Corporate Governance issued by Borsa Italiana in March 2006 (the "Code of Corporate Governance"). Our corporate governance practices are governed principally by the Code of Corporate Governance, and generally by the rules and regulations of Commissione Nazionale per le Società e la Borsa, or Consob for Italian companies (collectively, the "Italian Corporate Governance Policies"). Under the Code of Corporate Governance, we are permitted not to comply with certain rules, as long as we disclose the reason for non-compliance.

        In December 2011, Borsa Italiana S.p.A. issued a new Code of Corporate Governance. We expect to implement its recommendations during 2012 and to include information about the implementation of the new Code of Corporate Governance in our Corporate Governance Report to be published in 2013.

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

        The Code of Corporate Governance recommends that an "adequate number" of non-executive and independent directors serve on the board of directors of an Italian company, but do not require the board of directors to consist of a majority of independent directors. Italian law requires that at least one director or, in the event the board of directors is composed of more than seven members, at least two directors must fulfill the requirements to be independent.

        The standards for determining director independence under the Code of Corporate Governance are substantially similar to the NYSE listing standards for U.S. listed companies. The Code of Corporate Governance recommends that our non-executive directors to meet at executive sessions without management once per year or else we have to disclose the reason they did not meet in our Annual Report on Corporate Governance.

        Pursuant to the Code of Corporate Governance, our Board of Directors has evaluated that, among its 15 members, seven directors are independent: Messrs. Abravanel, Cattaneo, Costamagna, Lo Bello, Mangiagalli, Mion and Reboa. This number of independent directors complies with the "adequate number" of non-management directors recommended. During 2011, our lead independent director, Ivanhoe Lo Bello, did not deem it necessary to convene any meetings of the independent directors.

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

        With respect to the nomination of directors and auditors, Italian law requires lists of nominees to be filed with the registered office of the Company, at least 25 days before its ordinary meeting of stockholders. The Company shall make the lists available to the public at least 21 days before the general meeting. The Code of Corporate Governance also recommends that, if an Italian listed company appoints a committee to select, or recommends the selection by the board of directors of, director nominees for the next ordinary meeting of stockholders, a majority of this committee be comprised of non-executive directors. The Company has elected not to appoint a committee to select, or recommend the selection of, director nominees.

        The Code of Corporate Governance requires that Italian listed companies appoint a Compensation Committee and that a majority of this committee be comprised of independent directors, unless the reason for any non-compliance is disclosed. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers' compensation and our stock option plans. On April 29, 2009, the Board of Directors of the Company appointed the members of the Human Resources Committee from among non-executive members of the Board of Directors, three of whom were independent directors, to comply with the provisions of the amended Italian Corporate Governance Policies. The Human Resources Committee reports to the Board of Directors at least twice a year.

        For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, please see our Annual Report on Corporate Governance available on the Company website at www.luxottica.com.

  Internal Control Committee

        The Code of Corporate Governance also requires the establishment of an Internal Control Committee. Our Internal Control Committee consists of four independent directors. The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system and the proper use of accounting principles in conjunction with our administration managers and auditors. The committee reports to the Board of Directors at least twice a year. The members of the Internal Control Committee, appointed by the Board of Directors on April 29, 2009, are Mario Cattaneo, who is Chairman, Marco Mangiagalli, Marco Reboa and, appointed on July 28, 2009, Ivanhoe Lo Bello, each an independent director.

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

        The Board of Statutory Auditors oversees our compliance with our By-laws and applicable laws and the adequacy of our internal control system and accounting and administrative system. See Item 6—"Directors, Senior Management and Employees" for further details. The Board of Statutory Auditors is required to attend all meetings of our stockholders and the meetings of our Board of Directors. The Board of Statutory Auditors is also required to notify Consob if we fail to comply with our By-laws or any applicable laws.

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

        In accordance with SEC rules, we have adopted a Code of Ethics, which contains provisions in compliance with SEC requirements. Our Code of Ethics is available on our website at www.luxottica.com.

  Stockholder Approval of Equity Compensation Plans

        The NYSE listing standards require U.S. listed companies to seek stockholder approval for certain equity compensation plans. Italian law requires Italian listed companies to submit any incentive plans based on securities and reserved to directors of the company or its subsidiaries or to employees and capital increases of shares reserved for issuance under their equity compensation plans to stockholders for their approval at the meeting of stockholders. In accordance with Italian law, our stockholders approved capital increases of shares reserved for issuance under our existing stock option plans in 1998, 2001 and 2006. In accordance with Italian law, our stockholders also approved our 2008 PSP Plan.

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

  Related Party Transactions Procedure

        In 2010, the Board of Directors adopted a procedure governing the approval of related party transactions in order to comply with new Italian regulations. "Related Party Transactions" are transactions in which there is a transfer of resources, services or obligations between "Related Parties" (as defined in the procedure), regardless of whether consideration has been given.

        The procedure shall not be applied to, among others, "Small Amount Transactions," which are transactions in which the foreseeable maximum consideration or value does not exceed (i) Euro 250,000 per year for remuneration of a member of management or control body or managers in strategic roles or (ii) Euro 2.5 million for other Related Party Transactions. The procedure shall not be applied to related party transactions with or between our controlled companies.

        The Board of Directors resolved, as authorized based on, among other things, the interested parties involved in each individual transaction, that (i) the Human Resources Committee—composed of non-executive directors, the majority being independent—shall be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles and (ii) the Internal Control Committee shall be involved and consulted regarding other transactions with related parties. Our Related Party Transactions Procedure is available on our website at www.luxottica.com.

ITEM 16H.    MINE SAFETY DISCLOSURE.

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
LUXOTTICA GROUP S.p.A.

We have audited the accompanying consolidated statement of financial position of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the consolidated financial statement schedule listed in the index at Item 18 of the Company's Annual Report of Form 20-F for the year ended December 31, 2011. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche S.p.A.

Milan, Italy
April 19, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
LUXOTTICA GROUP S.p.A.

We have audited the internal control over financial reporting of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the "Company") as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and consolidated financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated April 19, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche S.p.A.

Milan, Italy
April 19, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010(*)

(Amounts in thousands of Euro)	Note reference	2011	2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	905,100	679,852
Accounts receivable—net	7	714,033	655,892
Inventories—net	8	649,506	590,036
Other assets	9	230,850	226,759

Total current assets		2,499,489	2,152,539
NON-CURRENT ASSETS:
Property, plant and equipment—net	10	1,169,066	1,096,204
Goodwill	11	3,090,563	2,890,397
Intangible assets—net	11	1,350,921	1,287,933
Investments	12	8,754	54,083
Other assets	13	147,625	148,125
Deferred tax assets	14	377,739	364,299

Total non-current assets		6,144,667	5,841,040

TOTAL ASSETS		8,644,156	7,993,579

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	193,834	158,648
Current portion of long-term debt	16	498,295	197,566
Accounts payable	17	608,327	537,742
Income taxes payable	18	39,859	60,067
Other liabilities	19	632,932	549,280

Total current liabilities		1,973,247	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	20	2,244,583	2,435,071
Liability for termination indemnities	21	45,286	45,363
Deferred tax liabilities	22	456,375	429,848
Other liabilities	23	299,545	310,590

Total non-current liabilities		3,045,789	3,220,872
STOCKHOLDERS' EQUITY:
Capital stock	24	28,041	27,964
Legal reserve		5,600	5,578
Reserves		3,244,362	2,933,175
Treasury shares		(117,418)	(112,529)
Net income		452,343	402,187

Luxottica Group stockholders' equity		3,612,928	3,256,375
Non-controlling interests	25	12,192	13,029

Total stockholders' equity		3,625,120	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,644,156	7,993,579

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009(*)

(Amounts in thousands of Euro)(1)	Note reference	2011	2010	2009

Net sales	5	6,222,483	5,798,035	5,094,318
Cost of sales		2,168,065	1,990,205	1,762,591

Gross profit		4,054,419	3,807,831	3,331,727

Selling and Advertising		2,509,783	2,367,979	2,104,362
General and administrative		737,495	727,693	656,280
Total operating expenses		3,247,278	3,095,672	2,760,642

Income from operations		807,140	712,159	571,085

Other income/(expense)
Interest income	26	12,472	8,494	6,887
Interest expense	26	(121,067)	(106,987)	(109,132)
Other—net	26	(3,273)	(8,130)	(4,056)

Income before provision for income taxes		695,273	605,535	464,784

Provision for income taxes	26	(236,972)	(218,219)	(159,888)
Net income from continuing operations		458,300	387,315	304,896

Discontinued operations		—	19,944	—

Net Income		458,300	407,258	304,896

Of which attributable to:
—Luxottica Group stockholders		452,343	402,187	299,122
—Non-controlling interests		5,957	5,072	5,774

NET INCOME		458,300	407,258	304,896

Weighted average number of shares outstanding:
Basic		460,437,198	458,711,441	457,270,491
Diluted		463,296,262	460,535,397	457,937,802
EPS:
Basic—from continuing operations		0.98	0.83	0.65
Basic—from discontinued operations		—	0.04	—
Basic		0.98	0.88	0.65
Diluted—from continuing operations		0.98	0.83	0.65
Diluted—from discontinued operations		—	0.04	—
Diluted		0.98	0.87	0.65

(1)
Except share and per share data.

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009(*)

(Amounts in thousands of Euro)	2011	2010	2009

Net income	458,300	407,258	304,896
Other comprehensive income:
Cash flow hedge—net of tax	21,114	(3,223)	10,429
Currency translation differences	72,660	233,518	24,827
Actuarial (loss)/gain on defined benefit plans—net of tax	(37,186)	(8,744)	14,951
Total other comprehensive income—net of tax	56,588	221,551	50,207

Total comprehensive income for the period	514,888	628,810	355,103

Attributable to:
—Luxottica Group stockholders' equity	508,722	622,949	349,889
—Non-controlling interests	6,166	5,861	5,214

Total comprehensive income for the period	514,888	628,810	355,103

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009(*)

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

Balance as of January 1, 2009	463,368,233	27,802	5,554	138,424	2,676,551	97,958	(430,547)	(69,987)	2,445,755	13,729

Net Income	—	—	—	—	299,122	—	—	—	299,122	5,774
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	25,387	—	25,387	(560)
Cash Flow Hedge—net of taxes of Euro 4.2 million	—	—	—	—	10,429	—	—	—	10,429	—
Actuarial gains/(losses)—net of taxes of Euro 8.1 million	—	—	—	—	14,951	—	—	—	14,951	—

Total Comprehensive Income as of December 31, 2009	—	—	—	—	324,502	—	25,387	—	349,889	5,214

Exercise of stock options	1,018,150	61	—	11,437	—	—	—	—	11,498	—
Non-cash stock-based compensation—net of taxes of Euro 1.7 million	—	—	—	—	—	26,605	—	—	26,605	—
Excess tax benefit on stock options	—	—	—	1,156	—	—	—	—	1,156
Investments in treasury shares	—	—	—	15,895	—	—	—	(12,726)	3,169	—
Dividends (Euro 0.22 per share)	—	—	—	—	(100,833)	—	—	—	(100,833)	(2,567)
Allocation of Legal Reserve	—	—	7	—	(7)	—	—	—	—	—

Balance as of December 31, 2009	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net Income	—	—	—	—	402,187	—	—	—	402,187	5,072
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	232,729	—	232,729	789
Cash Flow Hedge—net of taxes of Euro 0.3 million	—	—	—	—	(3,223)	—	—	—	(3,223)	—
Actuarial gains/(losses)—net of taxes of Euro 4.6 million	—	—	—	—	(8,744)	—	—	—	(8,744)	—

Total Comprehensive Income as of December 31, 2010	—	—	—	—	390,220	—	232,729	—	622,949	5,861

Exercise of stock options	1,690,827	101	—	22,316	—	—	—	—	22,417	—
Non-cash stock-based compensation—net of taxes of Euro 1.7 million	—	—	—	—	—	34,621	—	—	34,621	—
Excess tax benefit on stock options	—	—	—	2,084	—	—	—	—	2,084	—
Investments in treasury shares net of taxes of Euro 16.5 million	—	—	—	27,511	—	—	—	(29,816)	(2,305)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(9,208)
Allocation of Legal Reserve	—	—	17	—	(17)	—	—	—	—	—

Balance as of December 31, 2010	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Net Income	—	—	—	—	452,343	—	—	—	452,343	5,957
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	72,451	—	72,451	209
Cash Flow Hedge—net of taxes of Euro 11.4 million	—	—	—	—	21,114	—	—	—	21,114	—
Actuarial gains/(losses)—net of taxes of Euro 22.9 million	—	—	—	—	(37,186)	—	—	—	(37,186)	—

Total Comprehensive Income as of December 31, 2011	—	—	—	—	436,271	—	72,451	—	508,722	6,166

Exercise of stock options	1,274,467	77	—	18,132	—	—	—	—	18,209	—
Non-cash stock-based compensation	—	—	—	—	—	44,555	—	—	44,555	—
Excess tax benefit on stock options	—	—	—	60	—	—	—	—	60	—
Investments in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Gifting of shares to employees	—	—	—	—	(5,584)	—	—	5,584	—	—
Change in the consolidation perimeter	—	—	—	—	(1,995)	—	—	—	(1,995)	(2,911)
Dividends (Euro 0.44 per share)	—	—	—	—	(202,525)	—	—	—	(202,525)	(4,092)
Allocation of Legal Reserve	—	—	22	—	(22)	—	—	—	—	—

Balance as of December 31, 2011	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009(*)

(Amounts in thousands of Euro)	2011	2010	2009

Net income	458,300	407,259	304,897
Stock-based compensation	44,496	32,940	24,936
Depreciation, amortization and impairment	323,889	322,062	285,445
Net loss on disposals of fixed assets and other	16,570	4,990	11,231
Other non-cash items(**)	(4,654)	4,524	13,806
Changes in accounts receivable	(36,014)	(1,606)	25,659
Changes in inventories	(30,520)	(36,544)	46,703
Changes in accounts payable	51,051	86,667	27,488
Changes in other assets/liabilities	17,807	(21,114)	180,004
Changes in income taxes payable	(20,029)	32,455	(16,681)
Total adjustments	362,596	424,374	598,591
Cash provided by operating activities	820,896	831,633	903,488
Property, plant and equipment:
—Additions	(228,635)	(230,358)	(200,409)
—Disposals
Purchases of businesses—net of cash acquired(***)	(123,600)	(121,761)	(7,518)
Sales of businesses—net of cash disposed	—	5,520	—
Investments in equity investees	—	(20,684)	(21,323)
Additions to intangible assets	(107,646)	—	(19)

Cash used in investing activities	(459,881)	(367,283)	(229,269)

Long-term debt:
—Proceeds	250,610	881,705	987,738
—Repayments	(230,447)	(930,362)	(1,214,976)
Increase (decrease) in short-term lines of credit	3,699	14,185	(57,418)
Exercise of stock options	18,210	22,416	11,498
(Purchase)/Sale of treasury shares	(10,473)	14,195	3,169
Dividends	(206,617)	(169,839)	(103,484)

Cash used in financing activities	(175,018)	(167,700)	(373,473)

Increase in cash and cash equivalents	185,997	296,650	300,746

Cash and cash equivalents, beginning of the period	664,957	346,624	28,426

Effect of exchange rate changes on cash and cash equivalents	28,078	21,684	17,452

Cash and cash equivalents, end of the period	879,032	664,958	346,624

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009(*)

Supplemental disclosure of cash flows information:

(Amounts in thousands of Euro)	2011	2010	2009

Cash paid during the period for interest	132,969	115,010	94,095
Cash paid during the period for income taxes	229,326	186,045	70,839

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statements of cash flows and the balance of cash and cash equivalents according to the consolidated statements of financial position:

(Amounts in thousands of Euro)	2011	2010	2009

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	879,032	664,958	346,624
Bank overdrafts (included in short-term borrowings within the consolidated statements of financial position)	26,068	14,894	33,457
Cash and cash equivalents according to the consolidated statements of financial position	905,100	679,852	380,081

(*)
In accordance with IAS/IFRS.

(**)
Other non-cash items include deferred taxes for Euro 15.5 million (Euro 31.5 million and Euro 14.2 million in 2010 and 2009, respectively), gain on sale of business for Euro 0.0 million (Euro (8.2) million and Euro 0.0 million in 2010 and 2009, respectively), income from acquisition of business for Euro (19.3) million (Euro 0.0 million in each of 2010 and 2009), reversal of some contingent liabilities recorded upon the sale of Things Remembered which occurred in 2006 for Euro 0.0 million (Euro (19.9) million and Euro 0.0 million in 2010 and 2009, respectively) and other non-cash items for Euro 0.9 million (Euro 1.1 million and Euro (0.4) million in 2010 and 2009, respectively).

(***)
Purchases of businesses—net of cash acquired include the purchase of the remaining 60% of MOI for Euro 89.8 million (Euro 0.0 million in each of 2010 and 2009), the purchase of two retail chains in Mexico for Euro 19 million (Euro 0.0 million in each of 2010 and 2009), non-controlling interest in the Turkey subsidiary Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi for Euro 0.0 million (Euro 61.8 million and Euro 0.0 million in 2010 and 2009, respectively), the purchase of the non-controlling interest in the English subsidiary Sunglass Hut UK for Euro 0.0 million (Euro 32.3 million and Euro 0.0 million in 2010 and 2009, respectively), the purchase of the OP Pty ltd group in Australia for Euro 0.0 million (Euro 14.6 million and Euro 0.0 million in 2010 and 2009, respectively) and other acquisitions for Euro 14.8 million (Euro 13.1 million and Euro 7.5 million in 2010 and 2009, respectively).

See notes to the consolidated financial statements.

Luxottica Group S.p.A.
Registered office at Via C. Cantù 2—20123 Milan
 Share capital € 28,041,100.62
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2011

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Via C. Cantù 2.

        The Company and its subsidiaries (collectively, the "Group") operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2011, the Company owned and operated approximately 6,511 retail locations worldwide and franchised an additional 531 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley, Inc. ("Oakley") and Multiopticas Internacional S.L..

        The retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods for fiscal years 2011, 2010 and 2009. The fiscal years for the retail distribution divisions in Asia Pacific and South Africa included a 52-week period for 2011 and 2010 and a 53-week period for 2009.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on February 28, 2012.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2011 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        The presentation of certain prior year information has been reclassified to conform to the current presentation. Subsequent to the issuance of the 2010 financial statements, the Group identified an immaterial error related to the classification and presentation of software within the consolidated statement of financial position as of December 31, 2010, resulting in an overstatement of Property, plant and equipment—net, and a corresponding understatement of Intangible assets—net, of Euro 132.9 million. The Group has reclassified this amount from Property, plant and equipment—net to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

Intangible assets—net within the consolidated statement of financial position as of December 31, 2010. For further details on the reclassification made to the 2010 information, please refer to note 10 "Property, plant and equipment—net" and note 11 "Goodwill and intangible assets—net".

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of stockholders' equity and related notes to the Consolidated Financial Statements.

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

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, within the operating income in consideration of the Group strategy to continue growing through acquisitions.

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

Transactions with non-controlling interests

        Transactions with non-controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

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

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20%, are originally recorded at cost and subsequently measured at fair value.

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

        The exchange rates used in translating the results of foreign operations are reported in the Exchange Rates Attachment to the Notes to the Consolidated Financial Statements.

CONSOLIDATION AREA

        Starting from the second half of 2011, the Group included the financial position and results of operations of Multiopticas Internacional S.L. as a result of the acquisition of the remaining 60% of its share capital. Prior to such date, Multiopticas had been accounted for as an equity investment. Please refer to note 4 "Business Combinations," note 11 "Goodwill and Intangible assets—net" and note 12 "Investments" for the main changes in the consolidation area.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold Improvements	The lower of 15 years or the residual duration of the lease contract

        Depreciation ends on the date on which the asset is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

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

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

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

Impairment of assets

        Intangible assets with an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment.

        Intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets other than goodwill are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

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

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        (b)   Loans and receivables

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

        (c)   Financial assets available for sale

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as Other—net. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income to Other—net. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. In the future, the Group may use other derivative financial instruments should they be considered appropriate for adequately hedging risks. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments may not fully meet the criteria for hedge accounting pursuant to IAS 39. If so, the instruments are marked to market at the end of each reporting period and changes in fair value are recognized in the consolidated statement of income.

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

Long-term debt

        Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term debt is recalculated by computing

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date.

        Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

        A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

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

        Retail Division revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped to the customer. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. For internet and catalogue sales, advance payments and deposits from customers are not recorded as revenues until the product is delivered. The Retail Division also includes managed vision care revenues consisting of both fixed fee and fee-for-service managed vision care plans. For fixed-fee-plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Use of accounting estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

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

        (a)   Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

        (b)   Valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        (c)   Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

        (e)   Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience; and

        (f)    Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

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

2.  NEW ACCOUNTING PRINCIPLES

        Certain new principles, amendments and interpretations are effective for reporting periods beginning on or after January 1, 2011.

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2011.

        IFRS 3—Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008 do not have to be adjusted upon application of this IFRS. The amendment also clarifies that for each business combination the acquirer shall measure at the acquisition date components of non-controlling interests

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

2.  NEW ACCOUNTING PRINCIPLES (Continued)

in the acquiree that are present ownership interests and entitle the holder to a proportionate share of the entity's net assets in the event of liquidation either at fair value or the present ownership instruments' proportionate share in the recognized amounts of the acquiree's identifiable net assets. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquiree or the replacement of an acquiree's share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IAS 24 (revised)—Related party disclosures, issued in November 2009. It supersedes IAS 24, Related party disclosures, issued in 2003. The revised standard is mandatory for periods beginning on or after January 1, 2011, clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The amendment had no significant effects on the Group's consolidated financial statements as of December 31, 2011.

        IFRIC 14 amendments—Prepayments of a minimum funding requirement, issued in November 2009. The amendments, effective for annual periods beginning January 1, 2011, correct an unintended consequence of IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding contributions. The amendments had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IFRIC 19—Extinguishing financial liabilities with equity instruments, issued in November 2009. The interpretation is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

        IAS 32 amendment—Classification of rights issues, issued in October 2009. The amendment, applicable to annual periods beginning on or after February 1, 2010, addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively in accordance with IAS 8—Accounting policies, changes in accounting estimates and errors. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IFRS 7—Financial Instruments: Disclosures. The amendment, applicable to annual periods beginning on or after July 1, 2010, emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which can be potentially misleading, although an entity is still required to disclose a description of the collateral and its

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

2.  NEW ACCOUNTING PRINCIPLES (Continued)

financial effects. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IAS 1—Presentation of Financial Statements. The amendment, applicable to annual periods beginning on or after January 1, 2011, requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IAS 27—Consolidated and Separate Financial Statements. The amendment clarifies the transition requirements for amendments arising as a result of IAS 27. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IAS 34—Interim Financial Reporting. The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant information presented in the most recent annual report. The amendment had no significant effect on the Group's consolidated financial statements as of September 30, 2011.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2011 and not early adopted.

        IFRS 9—Financial instruments, issued in November 2009. The standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2015, but is available for early adoption. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

        IFRS 10—Consolidated Financial Statements, issued in May 2011. The new model replaces the current duality of IAS 27 and SIC12. The standard states that an investor, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. An investor controls an investee if and only if the investor has (i) the power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee and (iii) the ability to use its power over the investee to affect the amount of the investor's returns.

        IFRS 10 defines relevant activities as activities of the investee that significantly affect the investee's returns. Based on the new standard (i) power arises from rights (for the purpose of assessing power, only substantive rights are considered), (ii) there are possibilities of having power with less than 50% of voting rights, and (iii) potential voting rights are considered only if they are substantive, differently from IAS 27, under which only potential voting rights that are currently exercisable or convertible were

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

2.  NEW ACCOUNTING PRINCIPLES (Continued)

relevant to determining control. The new standard introduces some factors to identifying whether a party is acting as an agent or a principal.

        Concurrently with IFRS 10 the IASB issued in May 2011 IAS 27—Separate Financial Statements, which prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IFRS 10 and IAS 27 supersede IAS 27—Consolidated and separate financial statements (as amended in 2008).

        IFRS 10 and IAS 27 are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 11, IFRS 12 and IAS 28 (2011) are adopted at the same time. The Group has not early adopted and is assessing the full impact of adopting IFRS 10.

        IFRS 12—Disclosure of Interests in Other Entities, issued in May 2011. IFRS 12 provides expanded disclosures about an entity's interests in subsidiaries, associates and joint arrangements. IFRS 12 moves away from requiring a 'boiler-plate' list of disclosures to a more principles based approach. IFRS 12 applies only to the consolidated accounts. Disclosures relating to separate accounts are addressed in the revised IAS 27—Separate Financial Statements. IFRS 12 also provides a new set of disclosures related to unconsolidated structured entities. The new disclosures should enable users to understand the nature and extent of the entity's interests in unconsolidated structured entities and to evaluate the nature of risks associated with the structured entity. IFRS 12 provides a definition of a structured entity. IFRS 12 does not require disclosures for the interests in the other unconsolidated entities, which are outside of the definition of a structured entity. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is encouraged. An entity can choose to provide any of the disclosures in IFRS 12 without being forced to adopt IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised) or IAS 28 (revised). The Group has not early adopted and is assessing the full impact of adopting IFRS 12.

        IFRS 11—Joint Arrangements, issued in May 2011. IFRS 11 supersedes IAS 31 and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 11 mainly addresses two aspects of IAS 31: a) the structure of the arrangement was the only determinant of the accounting and b) that an entity had a choice of accounting treatment for interests in jointly controlled entities. Based on the new standard the 'types' of joint arrangements are reduced to two: joint operations and joint ventures. In a joint operation the parties that have joint control have rights to the assets and obligations for the liabilities. In a joint venture the parties that have joint control have rights to the net assets of the arrangements. The policy choice in IAS 31 of proportionate consolidation for jointly controlled entities has been eliminated while equity accounting has been made mandatory for participants in joint ventures. Entities that participate in joint operations are required to recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. The new standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011) are adopted at the same time. The Group has chosen not to early adopt this standard and believes that IFRS 11 will not have a material impact on the Group consolidated financial statements.

        IFRS 13—Fair value measurement, issued in May 2011. IFRS 13 sets out a single IFRS framework for measuring fair value and provides comprehensive guidance on how to measure the fair value of both financial and non-financial assets and liabilities. IFRS 13 applies when another IFRS requires or permits fair value measurement or disclosures about fair value measurements, thus it does not set out

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

2.  NEW ACCOUNTING PRINCIPLES (Continued)

requirements on "when to" apply fair value measurement. IFRS 13 becomes effective on January 1, 2013. The Group has not early adopted and has not yet assessed the full impact of adopting IFRS 13.

        Amendments to IAS 1—Presentation of Items of Other Comprehensive Income, issued in June 2011. The amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). If items of other comprehensive income are presented before tax, then income tax is allocated to each respective group. The amendments do not change the existing option to present an entity's performance in two statements; and do not address the content of performance statements (i.e., what is recognized in profit or loss and what is recognized in other comprehensive income) or recycling issues (i.e., what can be reclassified (recycled) subsequently to profit or loss and what cannot). The amendments are effective from July 1, 2012. The Group has not early adopted and is assessing the full impact of adopting the amendments to IAS 1.

        Amendments to IAS 19—Employee benefits, issued in June 2011. The standards make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. Actuarial gains and losses are renamed 'remeasurements' and will be recognized immediately in 'other comprehensive income' (OCI) and will never be recycled to profit and loss in subsequent periods. Past-service costs will be recognized in the period of a plan amendment; unvested benefits will no longer be spread over a future-service period. A curtailment now occurs only when an entity reduces significantly the number of employees. Curtailment gains/losses are accounted for as past-service costs. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. There will be less flexibility in income statement presentation. Benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments) and (ii) finance expense or income. This analysis can appear in the income statement or in the notes. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has not early adopted and is assessing the full impact of adopting IFRS 19.

        Amendments to IAS 12—Recovery of underlying assets, issued in December 2010. The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 Investment Property. Under IAS 12, the measurement of deferred tax liabilities and deferred tax assets depends on whether an entity expects to recover an asset by using it or by selling it. The standard is effective for annual periods beginning on or after January 1, 2012. Earlier application is permitted. The new standard will not have any impact on the Group's consolidated financial statements.

        IAS 28—Investments in associates and Joint ventures, issued in May 2011. The standard supersedes IAS 28 Investments in associates as amended in 2003. The standard incorporates the accounting for joint ventures and certain amendments discussed by the standard setting board during its deliberations on the exposure draft ED 9. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011) are adopted at the same time. The Group has chosen not to early adopt this standard and believes that IAS 28 will not have a material impact on the Group's consolidated financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

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

        (a)   Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e., the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50% and 100% by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

        If the Euro/USD exchange rate had changed by +/- 10 percent with all other variables remaining constant, the decrease/increase in net income and equity would be equal to, net of tax effect, Euro 34.5 million as of December 31, 2011 (Euro 35.7 million as of December 31, 2010) and Euro 42.2 million as of December 31, 2011 (Euro 43.6 million as of December 31, 2010), respectively.

        Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, are not accounted for as hedging instruments.

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2011 and 2010, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates. The investment portfolio, in accordance with contractual obligations, must not exceed a value at risk (VAR) of 2% with a confidence level of 99%. The Group will periodically monitor the VAR level.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3.  FINANCIAL RISKS (Continued)

        (c)   Credit risk

        c1) Credit risk exists in relation to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        The credit risk related to commercial counterparties is locally managed and monitored by a group credit control department for all entities included in the Wholesale distribution segment. Credit risk which originates within the Retail segment is locally managed by the companies included in the Retail segment.

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts used for the Wholesale segment and in accordance with the credit policy of the Group is determined by assigning a rating to customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days. Beyond 90 days overdue a specific accrual is made in accordance with the customer's credit worthiness (customers "GOOD UNDER CONTROL"); and

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

          a.     Significant financial difficulties of the customers;

          b.     A material contract violation, such as a general breach or default in paying interest or principal;

          c.     The customer declares bankruptcy or is subject to other insolvency proceedings; and

          d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e., the inability to trace the debtor, seizures).

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

        Moreover, the Group has entered into an agreement with the insurance company Euler Hermes Siac in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group is not present directly.

        c2)  With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3.  FINANCIAL RISKS (Continued)

Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25% of the total amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

        (d)   Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regards to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2011, had unused lines of credit of approximately Euro 1,440.0 million (of which Euro 692.2 million are committed lines);

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges; and

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2011 and December 31, 2010. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3.  FINANCIAL RISKS (Continued)

only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities. With regards to interest rate swaps, the cash flows include the settlement of the interest spread, both positive and negative, which expire during different periods. The various maturity date categories represent the period of time between the date of the financial statements and the contractual maturity date of the obligations, whether receivable or payable.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2011
Cash and cash equivalents	905,100	—	—	—
Derivatives receivable	1,307	—	—	—
Accounts receivable	714,033	—	—	—
Other current assets	59,973	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2010
Cash and cash equivalents	679,852	—	—	—
Derivatives receivable	2,183	—	—	—
Accounts receivable	655,892	—	—	—
Other current assets	63,327	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2011
Debt owed to banks and other financial institutions	776,519	1,135,223	660,935	688,962
Derivatives payable	28,403	372	—	—
Accounts payable	608,327	—	—	—
Other current liabilities	523,075	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2010
Debt owed to banks and other financial institutions	428,385	1,321,627	959,664	374,975
Derivatives payables	44,951	20,505	—	—
Accounts payable	537,742	—	—	—
Other current liabilities	440,590	—	—	—

        (e)   Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3.  FINANCIAL RISKS (Continued)

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

        The risk policy of the Group requires the maintenance of a percentage of fixed-rate debts that is greater than 25% and less than 75% of total debt. This percentage is managed by entering into fixed rate debt agreements or by utilizing Interest Rate Swap agreements, when required.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2011 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 3.1 million (Euro 4.4 million as of December 31, 2010) or a maximum increase of Euro 3.1 million (Euro 4.4 million as of December 31, 2010).

        With reference to IRS agreements utilized to hedge against cash flow risk as of December 31, 2011, and in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders' equity reserves would have been, respectively, greater by Euro 4.0 million (Euro 12.7 million as of December 31, 2010), net of tax effect, and lower by Euro 4.1 million (Euro 12.9 million as of December 31, 2010), net of tax effect, in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2011 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.1)	—	3.1	—
Hedging derivatives (Cash Flow Hedges)	—	4.0	—	(4.1)

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2010 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(4.4)	—	4.4	—
Hedging derivatives (Cash Flow Hedges)	—	12.7	—	(12.9)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3. FINANCIAL RISKS (Continued)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Accounts receivable	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Other liabilities	Hedging derivatives	Total	Note(*)

December 31, 2011
Cash and cash equivalents	—	905,100	—	—	—	—	—	905,100	6
Accounts receivable	—	714,033	—	—	—	—	—	714,033	7
Other current assets	668	59,305	—	—	—	—	—	59,973	9
Other non-current assets	—	50,374	—	—	—	—	—	50,374	13
Short-term borrowings	—	—	—	—	—	193,834	—	193,834	15
Current portion of long-term debt	—	—	—	—	—	498,295	—	498,295	16
Accounts payable	—	—	—	—	—	608,327	—	608,327	17
Other current liabilities	—	—	—	—	3,890	507,017	12,168	523,075	19
Long-term debt	—	—	—	—	—	2,244,583	—	2,244,583	20
Other non-current liabilities	—	—	—	—	—	58,263	8,550	66,813	23

	Financial assets at fair value through profit and loss	Accounts receivable	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Other liabilities	Hedging derivatives	Total	Note(*)

December 31, 2010
Cash and cash equivalents	—	679,852	—	—	—	—	—	679,852	6
Accounts receivable	—	655,892	—	—	—	—	—	655,892	7
Other current assets	1,484	61,843	—	—	—	—	—	63,327	9
Other non-current assets	—	34,014	—	—	—	—	—	34,014	13
Short-term borrowings	—	—	—	—	—	158,648	—	158,648	15
Current portion of long-term debt	—	—	—	—	—	197,566	—	197,566	16
Accounts payable	—	—	—	—	—	537,742	—	537,742	17
Other current liabilities	—	—	—	—	4,689	435,000	901	440,590	19
Long-term debt	—	—	—	—	—	2,435,071	—	2,435,071	20
Other non-current liabilities	—	—	—	—	—	61,694	52,964	114,658	23

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

(f)
Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see note 20) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our Bond issues dated November 10, 2010 and March 19, 2012, which require compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from permitting any liens or security interests on any of their assets in favor of third parties and without the consent of the lenders over a threshold equal to 30% of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30% of consolidated assets.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3. FINANCIAL RISKS (Continued)

        Default with respect to the abovementioned clauses—and following a grace period during which the default can be remedied—would be considered a material breach of the contractual obligations pursuant to the financing agreement of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5 x
EBITDA/Pro forma financial charges	>5 x

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within a period of 15 business days from the date of reporting such default.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2011, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

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

        The Group determined the fair value of the derivatives existing on December 31, 2011 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

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
As of DECEMBER 31, 2011

3. FINANCIAL RISKS (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2011
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	668	—	668	—
Interest Rate Derivatives	Other non-current liabilities	8,550	—	8,550	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	16,058	—	16,058	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2010
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,484	—	1,484	—
Interest Rate Derivatives	Other non-current liabilities	52,964	—	52,964	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	5,590	—	5,590	—

        As of December 31, 2011 and 2010, the Group did not have any Level 3 fair value measurements.

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

4. BUSINESS COMBINATIONS

        On June 16, 2009, the Company closed an agreement with Multiopticas Internacional S.L. ("MOI"), a company operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica acquired a 40% participation in MOI. The total consideration paid for the acquisition of this stake in MOI was Euro 41.4 million. Under the terms of the governing agreement, the Company had a call option for the remaining 60% of MOI, starting from the second half of 2012.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

4. BUSINESS COMBINATIONS (Continued)

        On May 23, 2011, the Company entered into an agreement pursuant to which it exercised in advance, in 2011, its call option on the remaining 60% of MOI's share capital. Following the exercise of the call option, the Company has increased its shareholding in MOI to 100%.

        The total consideration for the acquisition of the additional 60% participation in MOI totals Euro 95.4 million and was determined on the basis of MOI's sales and EBITDA values at the acquisition date. The acquisition furthers the Company's strategy of continued expansion of its retail business in Latin America.

        The Company uses various methods to calculate the fair value of the assets acquired and the liabilities assumed. The purchase price allocation was completed at the date these Consolidated Financial Statements were authorized for issue. The goodwill of Euro 123.5 million is not expected to be deductible for income tax purposes.

        The acquisition qualifies as a business combination achieved in stages under IFRS 3.

        The Group recognized a non-recurring gain of Euro 19.0 million as a result of measuring at fair value its 40% equity interest in MOI held before the business combination. The gain is included within general and administrative expenses in the consolidated statement of income for the year ended December 31, 2011. As there is no active market, the Group considered the consideration paid as a reasonable approximation of the equity value of MOI. The Group also took into consideration similar transactions carried out in the past and the methodology used to determine equity values.

        The above-mentioned goodwill is mainly related to the expected growth of MOI in light of the Company's strategy to expand its retail business in Latin America.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

4. BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash	95,401
Fair value of the investment in MOI held before the business combination	63,613

Total consideration	159,014

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	5,608
Accounts receivable—net	4,976
Inventories—net	13,497
Other current receivables	1,693
Fixed assets	17,436
Trademarks and other intangible assets	23,136
Deferred tax assets	3,571
Other long term receivables	1,917
Accounts payable	(7,778)
Other current liabilities	(4,879)
Current portion of long term debt and short-term borrowings	(11,575)
Income tax payable	(357)
Deferred tax liabilities	(6,129)
Long-term debt	(5,339)
Other long-term liabilities	(224)

Total net identifiable assets	35,555

Non-controlling interests	—
Goodwill	123,459

Total	159,014

        The revenue included in the consolidated statement of income since July 13, 2011 that was contributed by MOI equals Euro 49.1 million. MOI also had an insignificant loss during the same period.

        Had MOI been consolidated from January 1, 2011, the consolidated statement of income would show net sales increased by Euro 41.9 million and net income decreased by Euro 0.3 million.

        The acquisition-related costs incurred to effect the business combination totaled Euro 165 thousand.

        The consideration paid net of the cash acquired (Euro 5.6 million) totalled Euro 89.8 million.

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution, and (2) Retail Distribution.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

5. SEGMENT INFORMATION (Continued)

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

	Manufacturing and Wholesale Distribution		Inter-segment transactions and corporate adjustments(c)
		Retail Distribution
(Amounts in thousands of Euro)				Consolidated

2011
Net sales(a)	2,456,341	3,766,142	—	6,222,483
Income from operations(b)	529,073	436,869	(158,802)	807,140
Capital expenditures	153,229	205,094	—	358,323	(1)
Depreciation and amortization	85,765	148,292	89,831	323,888
2010
Net sales(a)	2,236,403	3,561,632	—	5,798,035
Income from operations(b)	461,854	424,384	(174,080)	712,158
Capital expenditures	98,724	131,633	—	230,357
Depreciation and amortization	79,028	139,216	103,818	322,062
2009
Net sales(a)	1,955,340	3,138,978	—	5,094,318
Income from operations(b)	356,032	360,769	(145,717)	571,085
Capital expenditures	81,175	119,234	—	200,409
Depreciation and amortization	76,005	129,261	80,179	285,445

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
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

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

(1)
Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25 million (for further details please see note 28) and (ii) capital leases of the Retail Division of Euro 25.6 million. Capital expenditures excluding the above-mentioned additions were Euro 307.5 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

5. SEGMENT INFORMATION (Continued)

Information by geographical area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations, including South and Central America and the Middle East). Sales are attributed to geographic segments based on the customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America	Asia- Pacific	Other	Consolidated

2011
Net sales	1,243,280	3,605,314	779,718	594,171	6,222,483
Long-lived assets, net	340,648	594,722	200,134	33,562	1,169,066
2010
Net sales	1,163,527	3,481,924	745,137	407,447	5,798,035
Long-lived assets, net	323,586	595,044	169,168	8,406	1,096,204
2009
Net sales	1,072,412	3,065,937	641,657	314,311	5,094,318
Long-lived assets, net	364,419	627,701	150,126	7,726	1,149,972

(1)
Long-lived assets, net located in Italy represented 27%, 27% and 29% of the Group's total fixed assets in 2011, 2010 and 2009, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2011	2010

Cash at bank and post office	891,406	667,790
Checks	9,401	6,916
Cash and cash equivalents on hand	4,293	5,146

Total	905,100	679,852

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

7. ACCOUNTS RECEIVABLE—NET

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31
	2011	2010

Accounts receivable	749,992	689,260
Allowance for doubtful accounts	(35,959)	(33,368)

Total accounts receivable—net	714,033	655,892

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2011	2010

Balance as of January 1	33,368	30,937
Increases	5,612	3,701
Decreases	(2,625)	(3,730)
Translation difference and other	(396)	2,460

Balance as of December 31	35,959	33,368

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2011, the gross amount of accounts receivable was equal to Euro 749,992 thousand (Euro 689,260 thousand as of December 31, 2010), including an amount of Euro 23,028 thousand covered by insurance and other guarantees (3.1% of gross receivables). The bad debt fund as of December 31, 2011 amounted to Euro 35,959 thousand (Euro 33,368 thousand as of December 31, 2010).

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

7. ACCOUNTS RECEIVABLE—NET (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts		Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2011 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	570,415	(4,065)	566,350	43,141	27,389	15,752
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	25,640	(2,138)	23,502	3,555	1,534	2,021
Receivables of the Wholesale segment classified as RISK	24,452	(22,602)	1,850	1,688	45	1,643
Receivables of the Retail segment	129,485	(7,154)	122,331	24,172	21,447	2,725

Totals	749,992	(35,959)	714,033	72,556	50,415	22,141

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

7. ACCOUNTS RECEIVABLE—NET (Continued)

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2010 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	543,690	(5,753)	537,937	46,295	30,628	15,668
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	26,734	(1,822)	24,912	6,385	1,304	5,082
Receivables of the Wholesale segment classified as RISK	24,485	(19,773)	4,712	3,179	98	3,081
Receivables of the Retail segment	94,351	(6,020)	88,331	10,405	6,441	3,964

Totals	689,260	(33,368)	655,892	66,265	38,470	27,794

        As of December 31, 2011, the amount of overdue receivables which were not included in the bad debt fund was equal to 9.7% of gross receivables (9.6% as of December 31, 2010) and 10.2% of receivables net of the bad debt fund (10.1% as of December 31, 2010). The Group does not expect any additional losses over amounts already provided for.

8. INVENTORIES—NET

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2011	2010

Raw materials	128,909	115,277
Work in process	49,018	52,507
Finished goods	562,141	518,804
Less: inventory obsolescence reserves	(90,562)	(96,552)

Total	649,506	590,036

        The increase of total inventory in 2011 as compared to 2010 is due to increased production in the Group's manufacturing facilities as well as to fluctuations in currency exchange rates.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

9.  OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Sales taxes receivable	18,785	32,524
Short-term borrowings	1,186	860
Accrued income	1,573	1,501
Receivables for royalties	2,291	2,078
Other financial assets	36,138	26,364
Total financial assets	59,973	63,327
Income tax receivable	59,795	70,720
Advances to suppliers	12,110	9,487
Prepaid expenses	69,226	66,399
Other assets	29,746	16,825
Total other assets	170,877	163,431

Total other assets	230,850	226,759

        Other financial assets are composed of receivables from foreign currency derivatives amounting to Euro 0.7 million as of December 31, 2011 (Euro 1.5 million as of December 31, 2010), as well as other financial assets of the North America retail division totaling Euro 13.2 million as of December 31, 2011 (Euro 8.7 million as of December 31, 2010).

        The decrease in sales taxes receivable is mainly due to certain actions put in place during 2011 by the Italian companies which significantly reduced the outstanding receivable.

        The reduction of the income tax receivable is mainly due to certain U.S.-based subsidiaries which in 2011 utilized some of the receivables created in 2010.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 29.7 million as of December 31, 2011 (Euro 16.8 million as of December 31, 2010).

        Prepaid expenses mainly relate to the timing of payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment are reported below (amounts in thousands of Euro):

	Land and buildings, including leasehold improvements
		Machinery and equipment
				Other equipment
			Aircraft		Total

As of January 1, 2010	471,519	365,794	32,357	280,302	1,149,972
Increases	26,262	93,904	—	110,192	230,358
Decreases	(1,031)	(2,013)	—	(5,877)	(8,921)
Translation difference and other	25,547	36,552	(148)	10,639	72,590
Depreciation expense	(54,972)	(127,014)	(1,582)	(31,302)	(214,870)

Balance as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130

Of which:
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)

Total reported as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130

Of which:
Historical cost	820,833	741,425	37,853	673,051	2,273,163
Accumulated depreciation	(353,508)	(507,128)	(7,226)	(309,097)	(1,176,959)

Total after the software reclassification as of December 31, 2010	467,325	234,297	30,627	363,954	1,096,204

Increases	64,466	107,992	234	81,545	254,237
Decreases	(6,812)	(1,564)	—	(8,194)	(16,570)
Business Combinations	6,124	3,655	—	10,282	20,061
Translation difference and other	19,158	108,816	—	(116,889)	11,085
Depreciation expense	(55,420)	(83,159)	(1,550)	(55,821)	(195,950)

Total balance as of December 31, 2011	494,841	370,037	29,311	274,877	1,169,066

Of which:
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)

Total	494,841	370,037	29,311	274,877	1,169,066

        The increase in Property, plant and equipment—net due to business combinations is mainly due to the acquisition of MOI. Please refer to note 4 "Business Combinations" for further details on the MOI acquisition.

        Of the total depreciation expense of Euro 196.0 million (Euro 214.9 million and 202.4 million in 2010 and 2009, respectively), Euro 60.6 million (Euro 60.4 million and Euro 55.5 million in 2010 and 2009, respectively) is included in cost of sales, Euro 108.5 million (Euro 102.5 million and Euro 96.0 million in

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

10.  PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

2010 and 2009, respectively) in selling expenses; Euro 4.4 million (Euro 5.1 million and Euro 5.0 million in 2010 and 2009, respectively) in advertising expenses; and Euro 22.5 million (Euro 47.0 million and Euro 45.9 million in 2010 and 2009, respectively) in general and administrative expenses.

        Other equipment includes Euro 54.5 million for assets under construction as of December 31, 2011 (Euro 91.3 million as of December 31, 2010) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 230.4 million and Euro 228.4 million as of December 31, 2011 and December 31, 2010, respectively.

        During 2011, following the implementation of SAP, the Group performed an analysis of the classification and presentation of certain capitalized software costs within the consolidated statements of financial position and deemed it appropriate to change the presentation of certain capitalized software costs, which was included in Property, plant and equipment—net until December 31, 2010. The 2010 information has been reclassified to conform to the current presentation. The software balance as of December 31, 2010 of capitalized software to be reclassified totaled Euro 132.9 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

11.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in goodwill and intangible assets as of December 31, 2010 and 2011 were as follows (amounts in thousands of Euro):

		Trade names and trademarks		Customer relations, contracts and lists
			Distribution network		Franchise agreements
	Goodwill					Other	Total

As of January 1, 2010
Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amortization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)

Total	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Increases	—	308	—	—	—	957	1,265
Decreases	—	—	—	—	—	—	—
Acquisitions	21,465	—	2,494	—	—	—	23,959
Translation difference and other	200,528	66,064	4,375	12,574	1,117	3,999	288,657
Amortization expense	(20,432)	(61,881)	(3,854)	(15,296)	(1,082)	(4,646)	(107,192)

Balance as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	45,094	4,754,800
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(19,270)	(709,396)
Total as reported as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404
Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	321,627	5,031,334
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(162,877)	(853,004)

Total after the software reclassification as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	158,750	4,178,330

Increases	—	—	—	—	—	107,646	107,646
Decreases	—	—	—	—	—	(710)	(710)
Acquisitions	128,808	26,014	—	—	—	9,451	164,273
Translation difference and other	71,358	86,506	(63,232)	1,903	422	22,927	119,885
Impairment and Amortization expense	—	(74,666)	(41)	(14,093)	(1,031)	(38,108)	(127,939)

Balance as of December 31, 2011	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Historical cost	3,137,506	1,576,008	287	229,733	22,181	464,712	5,430,427
Accumulated amortization	(46,943)	(660,958)	(270)	(68,526)	(7,491)	(204,756)	(988,943)

Total	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

        The increase in goodwill and intangible assets—net due to business combinations is mainly due to the acquisition of MOI. Please refer to note 4 "Business Combinations" for further details on the MOI acquisition.

        Amortization expense of Euro 127.9 million (Euro 107.2 million and Euro 83.1 million in 2010 and 2009, respectively) is included in general and administrative expenses for Euro 124.7 million (Euro 106.2 million and 83.1 million in 2010 and 2009, respectively) and in cost of sales for

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

11.  GOODWILL AND INTANGIBLE ASSETS—NET (Continued)

Euro 3.2 million (Euro 1.0 million and Euro 0.0 million in 2010 and 2009, respectively). Amortization expense for goodwill relates to impairment loss recorded in the Retail distribution segment in 2010 for Euro 20.4 million. In the fourth quarter of 2011, the Group decided to progressively stop operating under the Budget Eyewear trademark and recorded an impairment loss of AUD 12 million (Euro 8.9 million) in "general and administrative" within the consolidated statement of income as of December 31, 2011. For further details on the reorganization please refer to note 34 "Subsequent Events" of these Notes to the Consolidated Financial Statements.

Impairment of goodwill

        Pursuant to IAS 36—Impairment of Assets, the Group has identified the following four cash-generating units: Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group.

        The value of goodwill allocated to each cash-generating unit is reported in the following table (amounts in thousands of Euro):

	2011	2010

Wholesale	1,134,742	1,116,119
North America retail	1,409,353	1,372,638
Asia-Pacific retail	381,387	358,317
Retail—other	165,081	43,323

Total	3,090,563	2,890,397

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

        The main assumptions for determining the value in use are reported below and refer to both cash generating units:

  •
  Growth rate: 2.0 percent

  •
  Discount rate: 8.1 percent

        This growth rate is in line with the expected growth rate related to the last year included in the plan prepared by management of the manufacturing sector of the countries in which the Group operates. The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, therefore, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies were taken into account.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

11.  GOODWILL AND INTANGIBLE ASSETS—NET (Continued)

        The recoverable amount of cash-generating units has been determined by utilizing post-tax cash flow forecasts based on the three-year plan for the 2012-2014 period, prepared by management on the basis of the results attained in previous years as well as management expectations—split by geographical area—on future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the cash flow forecasting period, a terminal value was estimated in order to reflect the value of the cash-generating unit after the period of the plan. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. In particular, it should be noted that, in accordance with the provisions of paragraph 71 of IAS 36, future cash flows of the cash-generating units in the Retail distribution segment were adjusted in order to reflect the transfer prices at market conditions. This adjustment was made since the cash generating units belonging to this segment generate distinct and independent cash flows whose products are sold within an active market. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. No external impairment indicators were identified which could highlight potential risks of impairment. In percentage terms, the surplus of the recoverable amount of the cash-generating unit over the carrying amount was equal to 164% and 218% of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively. It should be noted that (i) the discount rate which makes the recoverable amount of the cash generating units equal to their carrying amount is approximately 17% for Wholesale and 20% for Retail North America, and (ii) the growth rate which makes the recoverable amount of the cash-generating units equal to their carrying amounts would be negative.

        In addition, any reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/-1 percent and discount rate changes of +/-0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 8.8 million (Euro 54.1 million as of December 31, 2010). As described in Note 4 "Business Combinations," the decrease in 2011 as compared to 2010 is mainly related to the acquisition of the remaining 60% interest in MOI. As a result of the acquisition, MOI became a fully controlled subsidiary of the Company and, therefore, has been consolidated line by line starting from the acquisition date. In 2010, MOI was an associate and, therefore, consolidated using the equity method.

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Other financial assets	50,374	34,014
Other assets	97,251	114,111

Total other non-current assets	147,625	148,125

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

13.  OTHER NON-CURRENT ASSETS (Continued)

        Other financial assets primarily include security deposits totaling Euro 32.9 million (Euro 24.8 million as of December 31, 2010).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 88.3 million (Euro 106.1 million as of December 31, 2010).

14.  DEFERRED TAX ASSETS

        Deferred tax assets were Euro 377.7 million and Euro 364.3 million as of December 31, 2011 and December 31, 2010, respectively. Deferred tax assets primarily refer to temporary differences between the tax base and the book value of inventories, intangible assets, pension funds and net loss carry forwards.

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Inventories	78,264	72,448
Insurance and other reserves	10,923	11,666
Net operating loss carry forwards	16,191	26,546
Rights of return	11,194	9,148
Deferred tax on derivatives	7,484	18,711
Employee related reserves (Including pension liability)	90,473	73,837
Occupancy reserves	18,275	17,875
Trade names	84,278	72,831
Fixed assets	10,369	9,201
Other	50,288	52,038

Total deferred tax assets	377,739	364,300

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

CURRENT LIABILITIES

15. SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2011 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        The book value of bank overdrafts is approximately equal to their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in note 20 "Long-term debt."

17. ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is fully payable within 12 months, is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Accounts payable	452,546	399,353
Invoices to be received	155,781	138,389

Total	608,327	537,742

        The carrying value of accounts payable is approximately equal to their fair value.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Current year income taxes payable fund	59,310	77,425
Income taxes advance payment	(19,451)	(17,358)

Total	39,859	60,067

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

19. OTHER LIABILITIES

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Premiums and discounts to suppliers	47,519	27,507
Sales commissions	904	1,135
Leasing rental	23,181	22,370
Insurance	9,893	9,255
Sales taxes payable	31,740	35,994
Salaries payable	204,481	183,559
Due to social security authorities	28,678	26,156
Sales commissions payable	9,733	7,154
Royalties payable	2,218	1,602
Other financial liabilities	164,728	125,858

Total financial liabilities	523,075	440,590

Deferred income	3,626	1,356
Customers' right of return	31,094	27,744
Advances from customers	47,501	53,835
Other liabilities	27,636	25,755

Total liabilities	109,857	108,690

Total other current liabilities	632,932	549,280

        The increase in other financial liabilities is primarily due to the effect of derivative contracts on interest and exchange rates of Euro 16.1 million (Euro 5.6 million in 2010) and to other liabilities of the Group of Euro 148.7 (Euro 120.0 million in 2010).

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

  •
  provisions for long-term insurance risk of Euro 0.8 million as of December 31, 2011 (Euro 1.0 million as of December 31, 2010);

  •
  provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 5.2 million as of December 31, 2011 (Euro 6.7 million as of December 31, 2010), which are based upon advertising expenses that the Company is required to incur under license agreements; and

  •
  provisions for various legal disputes which have occurred in the ordinary course of business totaling Euro 4.9 million as of December 31, 2011 (Euro 5.2 million as of December 31, 2010).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

NON-CURRENT LIABILITIES

20. LONG-TERM DEBT

        Long-term debt consists of the following (amounts in thousands of Euro):

	As of December 31, 2011	As of December 31, 2010

Luxottica Group S.p.A. credit agreements with various financial institutions(a)	487,363	545,552
Senior unsecured guaranteed notes(b)	1,226,246	943,112
Credit agreement with various financial institutions(c)	225,955	242,236
Credit agreement with various financial institutions for Oakley acquisition(d)	772,743	897,484
Short-term capital lease obligations	3,788	1,141
Other loans with banks and other third parties, including long-term capital lease obligations, interest at various rates, payable in installments through 2014(e)	26,783	3,112
Total	2,742,878	2,632,637
Less: Current maturities	498,295	197,566
Long-Term Debt	2,244,583	2,435,071

(a)
In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375%. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90%. The Company can select interest periods of one, three or six months. The final maturity of the credit facility was July 13, 2011. On January 20, 2011, the Company terminated this credit line.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility will require repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40% and 0.60% based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.925% as of December 31, 2011). As of December 31, 2011, Euro 190.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

  May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252% per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately Euro (1.2) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately Euro (0.5) million, net of taxes.

On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75% and 3.00% based on the "Net Debt/EBITDA" ratio. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00% and 2.75% based on the "Net Debt/EBITDA" ratio (2.520% as of December 31, 2011). As of December 31, 2011, Euro 300.0 million was borrowed under this credit facility.

(b)
On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96% per annum, interest on the Series B Notes accrues at 6.42% per annum and interest on the Series C Notes accrues at 6.77% per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50 million, U.S. $50 million and U.S. $75 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19% per annum, interest on the Series E Notes accrues at 5.75% per annum and interest on the Series F Notes accrues at 5.39% per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011. The proceeds from the January 2010 Notes received on January 29, 2010, were used for general corporate purposes.

On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

  Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75% per annum and interest on the Series H Notes accrues at 4.25% per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011. The proceeds from the September 2010 Notes received on September 30, 2010, were used for general corporate purposes.

On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and interest accrues at 4.00%. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011.

On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350.0 million senior unsecured guaranteed notes (the "December 2011 Notes"), issued in one series (Series I). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35% per annum. The December 2011 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011.

(c)
On June 3, 2004, as amended on March 10, 2006, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and U.S. $325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 692 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20% and 0.40% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on December 31, 2011 was 0.790% for Tranche B while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in compliance with those

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

  covenants as of December 31, 2011. Under this credit facility, Euro 226.6 million was borrowed as of December 31, 2011. The Company cancelled Tranche C effective April 27, 2012.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps expired on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchanged the floating rate of LIBOR for an average fixed rate of 4.634% per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately U.S. $(1.4) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately U.S. $(1.5) million, net of taxes.

(d)
On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50 million on a quarterly basis starting from October 2009, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.644% for Facility D and 0.794% for Facility E on December 31, 2010). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011. U.S. $1.0 billion was borrowed under this credit facility as of December 31, 2011.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26% per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately U.S. $(9.8) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately U.S. $(9.3) million, net of taxes.

During the fourth quarter of 2008 and the first quarter of 2009, U.S. Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700 million with various

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

  banks ("Tranche D Swaps"), which started to decrease by U.S. $50 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.672% per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

As a consequence, approximately U.S. $(4.8) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately U.S. $(4.7) million, net of taxes.

The short-term bridge loan facility was for an aggregate principal amount of U.S. $500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15%. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and U.S. Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60%. On November 27, 2009, the Company and U.S. Holdings amended the U.S. $150 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90%. U.S. Holdings prepaid U.S. $25 million on September 8, 2010 and the remaining U.S. $50 million on October 12, 2010 and at such time the credit facility was terminated.

The fair value of long-term payables as of December 31, 2011 was equal to Euro 2,804.7 million. The fair value of the debts was equal to the present value of future cash flows, calculated by utilizing the market rate that is currently available for similar debt and modified in order to take into account the credit rating of the Company.

As of December 31, 2011, the Group had unused committed (revolving) credit lines of Euro 692.2 million.

(e)
Other loans consist of several small credit agreements which are not material.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

        Long-term debt, including capital lease obligations, as of December 31, 2011 matures as follows:

Years ended December 31, (Amounts in thousands of Euro)

2012	498,295
2013	737,153
2014	300,000
2015	598,153
2016 and subsequent years	604,676
Effect deriving from the adoption of the amortized cost method	4,601

Total	2,742,878

        The net financial position is defined below:

		December 31,
(Amounts in thousands of Euro)		2011	2010

A	Cash and cash equivalents	905,100	679,852
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	905,100	679,852
E	Current Investments	—	—
F	Short-term borrowings	193,834	158,648
G	Current portion of long-term debt	498,295	197,566
H	Other liabilities	—	—
I	Current Financial Liabilities (F) + (G) + (H)	692,129	356,214
J	Net Current Financial Liabilities (I) – (E) – (D)	(212,971)	(323,638)
K	Long-term debt	1,018,337	1,491,959
L	Notes payable	1,226,246	943,112
M	Other non-current liabilities	—	—
N	Total Non-current Financial Liabilities (K) + (L) + (M)	2,244,583	2,435,071
O	Net Financial Position (J) + (N)	2,031,612	2,111,433

        Our net financial position with respect to related parties is not material.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

21.  LIABILITY FOR TERMINATION INDEMNITIES

        Liabilities for termination indemnity were equal to Euro 45.3 million (Euro 45.4 million as of December 31, 2010).

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

        This liability as of December 31, 2011 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        The liabilities as of December 31, 2011 amounted to Euro 36.3 million (Euro 37.8 million as of December 31, 2010).

        Contribution expense was Euro 17.1 million, Euro 16.2 million and Euro 15.0 million for the years 2011, 2010 and 2009, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2011	2010	2009

ECONOMIC ASSUMPTIONS
Discount rate	4.60%	4.60%	5.10%
Annual TFR increase rate	3.00%	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

21.  LIABILITY FOR TERMINATION INDEMNITIES (Continued)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2011	2010	2009

Liabilities at the beginning of the period	37,838	37,829	39,712
Expenses for interests	1,685	1,929	2,090
Actuarial loss (income)	(840)	1,575	(819)
Benefits paid	(2,426)	(3,495)	(3,154)

Liabilities at the end of the period	36,257	37,838	37,829

22.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 456.4 million and Euro 429.8 million, respectively, as of December 31, 2011 and December 31, 2010.

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Dividends	5,689	5,689
Trade names	233,729	236,346
Fixed assets	66,120	33,192
Other intangibles	140,682	135,105
Other	10,155	19,516

Total	456,375	429,848

        Deferred tax liabilities primarily refer to temporary differences between the tax base and the book value of intangible and fixed assets.

        The change in 2011 as compared to 2010 is mainly driven by the US subsidiaries of the Group and is related to the fixed assets, which increased as a result of the US tax law that allows for acceleration of tax amortization of fixed assets purchased during the period.

        Consistent with the change in the software presentation within the consolidated statements of financial position discussed in note 11 "Property, Plant and Equipment—net," the 2010 comparative information on software-related deferred tax liabilities, amounting to Euro 43.7 million, has been reclassified to conform to the current year presentation.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23.  OTHER NON-CURRENT LIABILITIES

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Provision for risk	80,400	82,855
Other liabilities	152,388	113,077
Other financial liabilities	66,757	114,658

Total other non-current liabilities	299,545	310,590

        The provision for risks primarily includes:

        1.     accruals for "self-insurance" covering specific risks, amounting to Euro 23.8 million (Euro 26.9 million as of December 31, 2010);

        2.     accruals for various legal disputes arising from normal business activities, totaling Euro 8.6 million (Euro 6.0 million as of December 31, 2010); and

        3.     accruals for tax liabilities of Euro 36.4 million (Euro 37.5 million as of December 31, 2010).

        Other liabilities primarily include the liabilities for U.S. pension funds.

        The decrease in other financial liabilities as of December 31, 2011 as compared to December 31, 2010 was mainly due to the liabilities for derivative contracts totaling Euro 8.6 million (Euro 53.0 million as of December 31, 2010) which decreased due to the increase in interest rates as well as to some loan contracts approaching their respective maturity dates.

        Information regarding post-employment employee benefits is provided below.

Pension funds

        Qualified Pension Plans—U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of U.S. Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan.

        Nonqualified Pension Plans and Agreements—U.S. Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        U.S. Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23.  OTHER NON-CURRENT LIABILITIES (Continued)

prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

        The following tables provide key information pertaining to the Lux Pension Plan and SERPs (amounts in thousands of Euro).

	Obligations and Funded Status
	Pension Plan			SERPs
	2011	2010	2009	2011	2010	2009

Change in benefit obligations:
Benefit obligation—beginning of period	409,316	334,015	313,520	11,339	11,299	12,014
Service cost	19,171	18,640	18,443	491	367	466
Interest cost	21,323	21,700	19,476	625	627	664
Actuarial (gain)/loss	29,051	26,417	1,952	896	455	(1,142)
Settlement loss	—	—	—	—	81	—
Benefits paid	(12,719)	(14,152)	(9,545)	(969)	(23)	(367)
Settlements	—	—	—	—	(2,293)	—
Plan amendment	(85)	—	—	(453)	—	—
Translation difference	17,681	22,696	(9,831)	415	827	(336)

Benefit obligation—end of period	483,738	409,316	334,015	12,344	11,340	11,299

	Pension Plan			SERPs
	2011	2010	2009	2011	2010	2009

Change in plan assets:
Fair value of plan assets—beginning of period	314,502	238,168	184,379	—	—	—
Expected return on plan assets	24,992	21,185	15,205	—	—	—
Actuarial gain/(loss) on plan assets	(28,762)	14,462	23,790	—	—	—
Employer contribution	45,100	39,164	31,267	—	—	—
Direct benefit payments made by the company	—	—	—	969	2,316	367
Benefits paid	(12,719)	(14,152)	(9,546)	(969)	(23)	(367)
Settlements	—	—	—	—	(2,293)	—
Translation difference	12,450	15,675	(6,927)	—	—	—

Fair value of plan assets—end of period	355,563	314,502	238,168	—	—	—

Unfunded status—end of period	128,175	94,814	95,847	12,344	11,340	11,299

        During 2010, the Lux SERP plan settled a portion of its benefit obligations through lump sum cash payments to certain plan participants. As a result of this action, the projected benefit obligation was re-measured as of July 1, 2010. U.S. Holdings recognized an actuarial loss of Euro 81 thousand in earnings at the time of re-measurement.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23.  OTHER NON-CURRENT LIABILITIES (Continued)

        Amounts to be recognized in the statement of financial position and statement of income along with actual return on assets were as follows (amounts in thousands of Euro):

	Pension Plan			SERPs
	2011	2010	2009	2011	2010	2009

Amounts recognized in the statement of financial position:
Liabilities:
Present value of the obligation	483,738	409,316	334,015	12,344	11,340	11,299
Fair value of plan assets	355,563	314,502	238,168	—	—	—

Liability recognized in statement of financial position	128,175	94,814	95,847	12,344	11,340	11,299

Accumulated other comprehensive income:
Net gain/(loss), beginning of year	(80,141)	(63,659)	(87,429)	(3,268)	(2,627)	(3,849)
Asset gain/(loss)	(28,762)	14,462	23,790	—	—	—
Liability experience gain/(loss)	(1,287)	1,744	(1,761)	(608)	421	1,228
Liability assumption change gain/(loss)	(27,763)	(28,161)	(191)	(289)	(875)	(86)
Translation difference	(7,001)	(4,527)	1,932	(175)	(187)	80
Accumulated other comprehensive income, end of year	(144,953)	(80,141)	(63,659)	(4,340)	(3,268)	(2,627)

Service cost	19,171	18,640	18,443	491	367	466
Interest cost	21,323	21,700	19,476	625	627	664
Benefit vested	(85)	—	—	(453)	—	—
Expected return on plan assets	(24,992)	(21,185)	(15,204)	—	—	—
Settlement loss	—	—	—	—	81	—
Expense recognized in profit or loss	15,416	19,155	22,715	663	1,075	1,129

Actual return on assets:
Expected return on assets	24,992	21,185	15,205	—	—	—
Actuarial gain/(loss) on plan assets	(28,762)	14,462	23,790	—	—	—
Actual return on assets	(3,770)	35,647	38,995	—	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23.  OTHER NON-CURRENT LIABILITIES (Continued)

        The following tables show the main assumptions used to determine the period benefit cost and the benefit obligation.

	Pension Plan		SERPs
	2011	2010	2011	2010

Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.10%	5.50%	5.10%	5.50%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%
Expected long-term return on plan assets	8.00%	8.00%	N/A	N/A

	Pension Plan
	2011	2010	2009

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.10%	5.50%	6.15%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	4% / 3% / 1%
Mortality table	RP-2000	RP-2000	RP-2000

	SERPs
	2011	2010	2009

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate:
For the year ended December 31	5.10	N/A	6.15%
For the period prior to re-measurement	N/A	6.15%	N/A
For the period after re-measurement	N/A	5.50%	N/A
Expected long-term return on plan assets	N/A	N/A	N/A
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	4% / 3% / 1%
Mortality table	RP-2000	RP-2000	RP-2000

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23.  OTHER NON-CURRENT LIABILITIES (Continued)

        Defined benefit plan data for the current and previous four annual periods are as follows:

(Amounts in thousands of Euro)	2011	2010	2009	2008	2007

Pension Plans:
Defined benefit obligation	483,738	409,316	334,015	313,520	272,611
Fair value of plan assets	355,563	314,501	238,168	184,379	224,533
Plan surplus/(deficit)	128,175	94,815	95,847	129,141	48,078
Plan liabilities experience gain/(loss)	(1,287)	1,744	(1,761)	(4,379)	(5,212)
Plan assets experience gain/(loss)	(28,762)	14,462	23,790	(73,341)	(2,619)
SERPs:
Defined benefit obligation	12,344	11,340	11,299	12,015	10,361
Fair value of plan assets	—	—	—	—	—
Plan surplus/(deficit)	(12,344)	(11,340)	(11,299)	(12,015)	(10,361)
Plan liabilities experience gain/(loss)	(608)	421	1,228	(927)	2,039
Plan assets experience gain/(loss)	—	—	—	—	—

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

        Plan Assets—The Lux Pension Plan's investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary's investment decisions are made, establish standards to measure the investment manager's and investment consultant's performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan's assets at 40% Large Cap U.S. Equity, 10% Small Cap U.S. Equity,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23.  OTHER NON-CURRENT LIABILITIES (Continued)

15% International Equity, and 35% Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset Category	Minimum	Maximum

Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	0%	5%

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 ("ERISA") Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants, taking into account current market conditions. During 2011, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

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

        Contributions—U.S. Holdings expects to contribute Euro 48,551 thousand to its pension plan and Euro 565 thousand to the SERP in 2012.

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2011 and 2010, was Euro 1,271 thousand and Euro 1,880 thousand, respectively, and is included in other non-current liabilities in the consolidated statements of financial position.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23.  OTHER NON-CURRENT LIABILITIES (Continued)

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2011 and 2010, the accrued liability related to these benefits was Euro 657 thousand and Euro 582 thousand, respectively, and is included in other non-current liabilities in the consolidated statements of financial position.

        (b)   U.S. Holdings established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 777 thousand and Euro 848 thousand at December 31, 2011 and 2010, respectively, is included in other non-current liabilities in the consolidated statements of financial position.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2011 and 2010 was Euro 4,816 thousand and Euro 0, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2011, 2010 and 2009 was Euro 1,740 thousand, Euro 1,502 thousand and Euro 1,277 thousand, respectively.

        The Group continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation. The Group's accrued liability related to this obligation as of December 31, 2011 and 2010, was Euro 5,149 thousand and Euro 3,642 thousand, respectively, and is included in other non-current liabilities in the consolidated statements of financial position.

        Health Benefit Plans—U.S. Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, U.S. Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 3,662 thousand and Euro 3,277 thousand at December 31, 2011 and 2010, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2011, 2010 and 2009 as well as the 2012 expected contributions are immaterial.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23.  OTHER NON-CURRENT LIABILITIES (Continued)

        For 2012, a 9.5% (9.5% for 2011) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.1% at December 31, 2011 and 5.5% at December 31, 2010.

        The weighted-average discount rate used in determining the net periodic benefit cost for 2011, 2010 and 2009 was 5.5%, 6.15% and 6.3%, respectively.

24.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A., as of December 31, 2011, amounts to Euro 28,041,100.62 and is comprised of 467,351,677 ordinary shares with a par value of Euro 0.06 each.

        As of January 1, 2011, the share capital amounted to Euro 27,964,632.60 and was comprised of 466,077,210 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 1,274,467 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital grew by Euro 76,468.02 during 2011.

        The total options exercised in 2011 were 1,274,467, of which 101,900 refer to the 2002 Plan, 350,100 refer to the 2003 Plan, 284,223 refer to the 2004 Plan, 40,000 refer to the Extraordinary 2004 Plan, 220,244 refer to the 2005 Plan and 278,000 refer to the 2008 Plan.

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

Treasury reserve

        Treasury reserve is equal to Euro 117.4 million (Euro 112.5 million and Euro 82.7 million as of December 31, 2010 and 2009, respectively). The increase is due to the share buyback programs

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

24.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

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

        Under the same 2009 Program, the Company purchased in 2011 on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) an aggregate amount of 466,204 shares at an average price of Euro 22.45 for an aggregate amount of Euro 10,467,358.89.

        As part of the celebrations marking Luxottica's 50th anniversary, on August 31, 2011, the Board of Directors of Luxottica approved the gift of free treasury shares to employees of the Group in Italy. The transaction, which was finalized on October 10, 2011, involved over 7 thousand employees and an aggregate amount of 313,575 Luxottica treasury shares. As a result of the grant, the Group has reduced the treasury share reserve by Euro 5,583,677. The gift was accounted for as a share-based payment under IFRS 2 based on which the Group has recorded a total expense of Euro 6.3 million.

25.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounts to Euro 12,192 thousand and Euro 13,029 thousand as of December 31, 2011 and December 31, 2010, respectively. The decrease is primarily due to the payment of dividends of Euro 4,092 thousand and the acquisition of the remaining 50% interest in the subsidiary Luxottica South East Asia for Euro 2,911 thousand, partially offset by results for the period equal to Euro 5,957 thousand.

26.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2011	2010	2009

Interest expense on bank overdrafts	(2,024)	(1,776)	(4,620)
Interest expense on loans	(110,343)	(99,028)	(99,382)
Interest expense on derivatives	(6,541)	(3,950)	(1,820)
Other interest expense	(2,159)	(2,233)	(3,310)

Total interest expense	(121,067)	(106,987)	(109,132)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

26.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

INTEREST INCOME	2011	2010	2009

Interest income on bank accounts	8,496	4,231	4,005
Interest income on securities	—	829	436
Interest income on derivatives	1,481	1,536	776
Interest income on loans	2,495	1,898	1,670

Total interest income	12,472	8,494	6,887

Other—net from derivative financial instruments and translation differences	752	(3,287)	(349)
Other—net	(4,025)	(4,843)	(3,707)

Total other—net	(3,273)	(8,130)	(4,056)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2011	2010	2009

Current taxes	(237,633)	(217,772)	(168,117)
Deferred taxes	661	(448)	8,229

Total income tax provision	(236,972)	(218,219)	(159,888)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2011	2010	2009

Italian statutory tax rate	31.4%	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	2.4%	1.4%	(0.3)%
Non-deductible impairment loss	—	1.1%	—
Aggregate other effects	0.3%	2.1%	3.3%

Effective rate	34.1%	36.0%	34.4%

        The Company does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2011 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

27.  COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

27.  COMMITMENTS AND RISKS (Continued)

        Under these licensing agreements—which typically have terms ranging from 3 to 10 years—the Group is required to pay a royalty generally ranging from 5% to 14% of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5% and 10% of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alteration and, under certain conditions, a change in control of Luxottica Group S.p.A.

        Minimum payments required in each of the years subsequent to December 31, 2011 are detailed as follows (amounts in thousands of Euro):

Years ending December 31:

2012	65,003
2013	69,882
2014	53,108
2015	49,096
2016	23,723
Subsequent years	98,730

Total	359,542

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2012 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2011	2010	2009

Minimum lease payments	328,261	254,958	290,795
Additional lease payments	90,876	66,898	57,700
Sublease payments	(23,005)	(26,611)	(28,517)

Total	396,132	295,245	319,978

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

27.  COMMITMENTS AND RISKS (Continued)

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Years ending December 31: (Amounts in thousands of Euro)

2012	280,363
2013	241,465
2014	207,930
2015	170,118
2016	131,219
Subsequent years	224,809

Total	1,255,904

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2011 are as follows:

Years ending December 31: (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2012	2,481	4,800	5,721
2013	1,224	4,929	2,597
2014	188	4,720	865
2015	143	4,699	91
2016	72	4,685	—
Subsequent years	215	23,083	—

Total	4,323	46,916	9,273

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2011, the Group's maximum liability amounted to Euro 3.3 million (Euro 4.0 million at December 31, 2010).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

27.  COMMITMENTS AND RISKS (Continued)

Euro 1.4 million (U.S. $1.8 million) at December 31, 2011 (Euro 1.5 million at December 31, 2010). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2011 and 2010.

Credit lines

        As of December 31, 2011 and 2010, the Company had unused short-term lines of credit of approximately Euro 747.9 million and Euro 559.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 431.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2011, these credit lines were utilized for Euro 0.5 million.

        U.S. Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 119.8 million (U.S. $155.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2011, there were no amounts borrowed against these lines. However, there was Euro 63.4 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40%.

Outstanding standby letters of credit

        A U.S. subsidiary has obtained various standby letters of credit from banks for an aggregate amount of Euro 63.4 million and Euro 34.0 million as of December 31, 2011 and 2010, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Company intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

27.  COMMITMENTS AND RISKS (Continued)

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

28. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.6 million in 2011 and Euro 0.8 million in 2010.

Purchase of Real Estate

        On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from Partimmo S.r.l., a company indirectly controlled by the Company's Chairman of the Board of Directors. The purchase price is in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board's Internal Control Committee. The Company recorded this asset at cost. As of December 31, 2011, approximately Euro 2.9 million of improvements were made to the building, a portion of which (equal to approximately Euro 0.4 million plus VAT) was paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation costs.

Service Revenues

        During the years ended December 31, 2011, 2010 and 2009, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million, Euro 0.1 million and Euro 0.1 million, respectively. Management believes that the compensation received for these services was fair to the Company.

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2011, 720 thousand options

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

28. RELATED PARTY TRANSACTIONS (Continued)

(1,115 thousand in 2010) from this grant were exercised. As of December 31, 2011, 7,330 thousand options were outstanding.

        A summary of related party transactions as of December 31, 2011, 2010 and 2009, is provided below. In 2011, the Group completed the acquisition of Multiopticas, which is no longer considered a related party as of December 31, 2011. Please refer to note 4 "Business Combinations" for further details. The below table reports the revenues and costs related to the transactions with Multiopticas that occurred until the completion of the acquisition.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2011 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	105	1,362	—	155
Multiopticas Group	4,708	25	—	—
Eyebiz Laboratories Pty Limited	970	44,584	4,590	17,793
Others	581	797	22,608	159

Total	6,364	46,768	27,198	18,107

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2010 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	112	731	—	59
Multiopticas Group	9,161	148	2,434	2,510
Eyebiz Laboratories Pty Limited	—	33,941	616	14,054
Others	275	801	269	—

Total	9,548	35,621	3,319	16,623

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2009 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	122	965	—	432
Multiopticas Group	5,358	—	2,469	—
Others	8	576	16	—

Total	5,488	1,541	2,485	432

        Total remuneration due to key managers amounted to approximately Euro 48.9 million, Euro 51.0 million and Euro 43.2 million in 2011, 2010 and 2009, respectively.

29. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2011, 2010 and 2009 amounting to Euro 452,343 thousand,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

29. EARNINGS PER SHARE (Continued)

Euro 402,186 thousand and Euro 299,122 thousand, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Earnings per share in 2011 were equal to Euro 0.98 compared to Euro 0.88 and Euro 0.65 in 2010 and 2009, respectively. Diluted earnings per share in 2011 were equal to Euro 0.98 compared to Euro 0.87 and Euro 0.65 in 2010 and 2009, respectively.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2011	2010	2009

Weighted average shares outstanding—basic	460,437,198	458,711,441	457,270,491
Effect of dilutive stock options	2,859,064	1,823,956	667,311
Weighted average shares outstanding—dilutive	463,296,262	460,535,397	457,937,802
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	11,253,701	11,497,532	17,827,564

30. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions that occurred in 2011, 2010 and 2009.

31. DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in other-net within the consolidated statement of income amounted to Euro 151.1 thousand (Euro 47.4 thousand and Euro 482.4 thousand in 2010 and 2009, respectively).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

31. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2011 and 2010 (amounts in thousands of Euro):

	2011		2010
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	(20,717)	—	(53,865)
Forward contracts—cash flow hedge	668	(3,890)	1,484	(4,311)

Total	668	(24,608)	1,484	58,176

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	(8,550)	—	(52,964)
Forward contracts—cash flow hedge

Total		(8,550)		(52,964)

Current portion	668	(16,058)	1,484	(5,212)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2010	(30,505)
Fair value adjustment of derivatives designated as cash flow hedges	(45,034)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	15,126
Amounts reclassified to the consolidated statement of income	41,474
Tax effect on amounts reclassified to the consolidated statement of income	(14,789)

Balance as of December 31, 2010	(33,728)

Fair value adjustment of derivatives designated as cash flow hedges	(4,678)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	1,856
Amounts reclassified to the consolidated statement of income	37,228
Tax effect on amounts reclassified to the consolidated statement of income	(13,292)

Balance as of December 31, 2011	(12,614)

Interest rate swaps

        The notional amount of the existing interest rate swap instruments still effective as of December 31, 2011 is reported in the following table:

Notional amount	currency

1,343,150,000	USD
190,000,000	Euro

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,537,918.57. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100% vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

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

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 53,833,300 options of which, as of December 31, 2011, 16,851,677 have been exercised.

        On April 28, 2011, the Board of Directors granted 715,500 options to employees domiciled in the United States with a fair value of Euro 6.49 per option as well as 1,323,500 options to employees domiciled outside the United States with a fair value of Euro 6.61.

        On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the Company's 2006 and 2007 ordinary plans and the Company's 2006 performance plan, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options' exercise price was consistent with the market values of Luxottica shares being equal to the greater of the stock price on the grant date of the new options or the previous 30-day average. In connection with the reassignment of options related to the Company's 2006 and 2007 ordinary plans, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held for a total amount of 2,885,000 options. For the new options assigned to the U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.16 and Euro 2.20, respectively. For the new options assigned to the non-U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.68 and Euro 2.77, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

        In connection with the reassignment of options related to the Company's 2006 performance plan, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50%, for a total amount of 5,700,000 options.

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 ordinary plan	3,380,400	2,716,600
1999 ordinary plan	3,679,200	3,036,800
2000 ordinary plan	2,142,200	1,852,533
2001 ordinary plan	2,079,300	1,849,000
2002 ordinary plan	2,348,400	2,059,000
2003 ordinary plan	2,397,300	2,061,200
2004 ordinary plan	2,035,500	1,432,800
2005 ordinary plan	1,512,000	665,744
2006 ordinary plan(*)	1,725,000	—
2007 ordinary plan(*)	1,745,000	—
2008 ordinary plan	2,020,500	278,000
2009 ordinary plan	1,050,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to non-US beneficiaries	2,060,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to US beneficiaries	825,000	—
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	900,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	—
2010 Ordinary Plan	1,924,500	—
2011 Ordinary Plan	2,039,000	—
Total	53,833,300	16,851,677

(*)
The plan was reassigned in 2009.

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the "Board") (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board of Directors are achieved over a specified three-year period. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

        On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares, which could be increased by 20% up to a maximum of 1,203,600 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2008 through 2010. As of December 31, 2010, the consolidated cumulative earnings per share targets were not achieved and therefore the plan did not vest.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares ("PSP 2009"), which can be increased by 25% up to a maximum of 1,793,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2009 through 2011. As of December 31, 2011, the consolidated cumulative earnings per share targets were achieved and therefore the rights under the plan vested. As of December 31, 2011, 256,250 units of the 1,793,750 granted were forfeited.

        Pursuant to the PSP plan adopted in 2008, on April 29, 2010, the Board of Directors granted certain of our key employees 692,000 rights to receive ordinary shares ("PSP 2010"), which can be increased by 25% up to a maximum of 865,000 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2010 through 2012. Management expects that the targets will be met. As of December 31, 2011, 50,000 of the 865,000 units granted had been forfeited.

        Pursuant to the PSP plan adopted in 2008, on April 29, 2011, the Board of Directors granted certain of our key employees 665,000 rights to receive ordinary shares ("PSP 2011"), which can be increased by 15% up to a maximum of 764,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2011 through 2013. Management expects that the targets will be met. As of December 31, 2011, 11,500 of the 764,750 units granted had been forfeited.

        The information requested by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

	2011 Ordinary Plan— for citizens resident in the U.S.A.	2011 Ordinary Plan— for citizens not resident in the U.S.A.	PSP 2011

Share price at the grant date (in Euro)	22.91	22.91	22.91
Expected option life	5.56 years	5.56 years	3 years
Volatility	33.35%	33.35%	—
Dividend yield	1.85%	1.85%	1.85%
Risk-free interest rate	2.88%	2.88%	—

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

        The weighted average fair value of the stock options under plans granted in 2011 was Euro 6.57. The fair value of the units granted under the 2011 PSP was Euro 21.68 per unit.

        Movements reported in the various stock option plans in 2011 are reported below:

	Exercise price	Currency	No. of options outstanding as of December 31, 2010	Granted options	Forfeited options	Exercised options	Expired options	No. of options outstanding as of December 31, 2011

2002 Ordinary Plan	17.80	USD	101,900	—	—	(101,900)	—	—
2003 Ordinary Plan	10.51	Euro	496,200	—	—	(350,100)	—	146,100
2004 Ordinary Plan	13.79	Euro	839,723	—	—	(284,223)	—	555,500
2004 Performance Plan	18.59	USD	140,000	—	—	(40,000)	—	100,000
2005 Ordinary Plan	16.89	Euro	895,500	—	(9,000)	(220,244)	—	666,256
2006 Ordinary Plan	22.19	Euro	140,000	—	(70,000)	—	—	70,000
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	—	—	1,100,000
2007 Ordinary Plan	24.03	Euro	85,000	—	(65,000)	—	—	20,000
2008 Ordinary Plan	18.08	Euro	1,730,500	—	(51,500)	(278,000)	—	1,401,000
2009 Ordinary plan for citizens not resident in the U.S.A.	13.45	Euro	352,000	—	(16,000)	—	—	336,000
2009 Ordinary plan for citizens resident in the U.S.A.	14.99	Euro	569,000	—	(46,000)	—	—	523,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	13.45	Euro	1,930,000	—	(85,000)	—	—	1,845,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.A.	15.03	Euro	725,000	—	(80,000)	—	—	645,000
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.A	13.45	Euro	4,250,000	—	—	—	—	4,250,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.A	15.11	Euro	1,450,000	—	(100,000)	—	—	1,350,000
2010 Ordinary Plan—for citizens non-resident in the U.S.A.	20.72	Euro	1,195,000	—	(20,000)	—	—	1,175,000
2010 Ordinary Plan—for citizens resident in the U.S.A.	21.23	Euro	660,000	—	(43,500)	—	—	616,500
2011 Ordinary Plan—for citizens non-resident in the U.S.A.	22.62	Euro	—	1,323,500	(14,000)	—	—	1,309,500
2011 Ordinary Plan—for citizens resident in the U.S.A.	23.18	Euro	—	715,500	(10,000)	—	—	705,500

Total			16,659,823	2,039,000	(610,000)	(1,274,467)	—	16,814,356

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2011 are summarized in the following table:

Number of options exercisable as of December 31, 2011

2003 Ordinary Plan	146,100
2004 Ordinary Plan	555,500
2004 Performance Plan	100,000
2005 Ordinary Plan	666,256
2006 Ordinary Plan	70,000
2007 Ordinary Plan	20,000
2008 Ordinary Plan	1,401,000

Total	2,958,856

        The remaining contractual life of plans in effect on December 31, 2011 is highlighted in the following table:

Remaining contractual life in years

2003 Ordinary Plan	0.08
2004 Ordinary Plan	1.09
2004 Performance Plan	0.08
2005 Ordinary Plan	2.09
2006 Ordinary Plan	3.09
2006 Performance Plan B	3.57
2007 Ordinary Plan	4.18
2008 Ordinary Plan	5.21
2009 Ordinary plan for citizens not resident in the U.S.A.	6.35
2009 Ordinary plan for citizens resident in the U.S.A.	6.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.A.	5.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	6.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.A	6.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.A	6.45
2010 Ordinary Plan—for citizens non-resident in the U.S.A.	7.33
2010 Ordinary Plan—for citizens resident in the U.S.A.	7.33
2011 Ordinary Plan—for citizens non-resident in the U.S.A.	8.33
2011 Ordinary Plan—for citizens resident in the U.S.A.	8.33

        With regards to the options exercised during the course of 2011, the weighted average share price of the shares in 2011 was equal to Euro 21.53.

        The Group has recorded an expense for the ordinary stock option plans of Euro 9.7 million, Euro 8.6 million and Euro 8.5 million in 2011, 2010 and 2009, respectively. For the performance plans, including the 2006 performance plans and the 2009, 2010 and 2011 PSP plans, the Group recorded an

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

expense of Euro 28.3 million, Euro 24.3 million and Euro 16.5 million in 2011, 2010 and 2009, respectively. No expense on the 2008 PSP was recorded in 2010, 2009 and 2008, since the consolidated EPS targets were not met.

        The stock plans outstanding as of December 31, 2011 are conditional upon satisfying the service conditions. The 2004 and 2009 performance plans as well as all the PSP plans are conditional upon satisfying service as well as performance conditions.

33. DIVIDENDS

        During 2011, the Company distributed an aggregate dividend to its stockholders of Euro 202.5 million equal to Euro 0.44 per share. Dividends distributed to non-controlling interests totaled Euro 4.1 million.

34. SUBSEQUENT EVENTS

        On January 20, 2012, the Company successfully completed the acquisition of 80% of share capital of the Brazilian entity Grupo Tecnol Ltda. The remaining 20% will be acquired starting from 2013 over a four year period. The Group will purchase in each of the above mentioned years 5% of Grupo Tecnol's share capital. The consideration paid for the 80% was approximately 143.7 million Brazilian Reais.

        The acquisition furthers the Company's strategy of continued expansion of its wholesale business in Latin America. The Company uses various methods to calculate the fair value of the assets acquired and the liabilities assumed. The purchase price allocation was not completed at the date these Consolidated Financial Statements were authorized for issue.

        On January 24, 2012, the Board of Directors of Luxottica Group S.p.A. approved the reorganization of the retail business in Australia. As a result of the reorganization, the Group will close approximately 10% of its Australian and New Zealand stores, redirecting resources into its market-leading OPSM brand.

        On March 19, 2012, the Group closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the notes accrues at 3.625% per annum. The notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l., both of which are wholly-owned subsidiaries of the Group.

        On April 17, 2012, the Company and its subsidiary, U.S. Holdings, entered into a multicurrency (Euro/U.S. dollars) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars). Amounts borrowed may be repaid and re-borrowed with all outstanding balances maturing on April 10, 2017. The Company can select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar-denominated loans based on the corresponding LIBOR rate and a premium of 0.35% per annum, both plus a margin between 1.30% and 2.25% based on the "Consolidated Net Debt to Consolidated EBITDA" ratio as defined in the agreement. As of April 24, 2012, the line was undrawn. In connection with the agreement, the Company cancelled Tranche C of its Euro 1,130,000,000 and U.S. $325,000,000 Facilities Agreement dated June 3, 2004, as amended, effective April 27, 2012.

Exchange Rates Attachment

	Average exchange rate for the year ended December 31, 2011	Final exchange rate as of December 31, 2011	Average exchange rate for the year ended December 31, 2010	Final exchange rate as of December 31, 2010

U.S. Dollar	1.3920	1.2939	1.3257	1.3362
Swiss Franc	1.2326	1.2156	1.3803	1.2504
Great Britain Pound	0.8679	0.8353	0.8578	0.8608
Brazilian Real	2.3265	2.4159	2.3314	2.2177
Japanese Yen	110.9586	100.2000	116.2386	108.6500
Canadian Dollar	1.3761	1.3215	1.3651	1.3322
Mexican Peso	17.2877	18.0512	16.7373	16.5475
Swedish Krona	9.0298	8.9120	9.5373	8.9655
Australian Dollar	1.3484	1.2723	1.4423	1.3136
Argentine Peso	5.7450	5.5677	5.2009	5.3099
South African Rand	10.0970	10.4830	9.6986	8.8625
Israeli Shekel	4.9775	4.9453	4.9457	4.7378
Hong Kong Dollar	10.8362	10.0510	10.2994	10.3856
Turkish Lira	2.3378	2.4432	1.9965	2.0694
Norwegian Krona	7.7934	7.7540	8.0043	7.8000
Malaysian Ringgit	4.2558	4.1055	4.2668	4.0950
Thai Baht	42.4288	40.9910	42.0145	40.1700
Taiwan Dollar	40.8924	39.1835	41.7269	39.0438
South Korean Won	1,541.2341	1,498.6899	1,531.8212	1,499.0600
Chinese Renminbi	8.9960	8.1588	8.9712	8.8220
Singapore Dollar	1.7489	1.6819	1.8055	1.7136
New Zealand Dollar	1.7600	1.6737	1.8377	1.7200
United Arab Emirates Dirham	5.1124	4.7524	4.8692	4.9078
Indian Rupee	64.8859	68.7130	60.5878	59.7580
Polish Zloty	4.1206	4.4580	3.9947	3.9750
Hungarian Forint	279.3726	314.5800	275.4805	277.9500
Croatian Kuna	7.4390	7.5370	7.2891	7.3830
American Dollar (GMO Ecuador)	1.3778	1.2939	—	—
Colombian Peso	2,564.6895	2,510.5701	—	—
Chilean Peso	678.6135	671.9970	—	—
Peruvian Nuevo Sol	3.7549	3.4875	—	—
Namibian Dollar	10.0970	10.4830	—	—

Luxottica Group S.p.A. and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS

(Amounts expressed in thousands of Euro)	Balance at beginning of period	Charged to costs and expenses	Other(1)	Deductions	Balance at end of period

2009	29,069	1,417	1,765	(1,314)	30,937
2010	30,937	3,701	2,460	(3,730)	33,368
2011	33,368	5,612	(396)	(2,625)	35,959

ALLOWANCE FOR INVENTORY RESERVE ACCOUNTS

(Amounts expressed in thousands of Euro)	Balance at beginning of period	Charged to costs and expenses	Other(1)	Deductions	Balance at end of period

2009	65,088	48,857	11,745	(44,297)	81,393
2010	81,393	42,914	14,085	(41,840)	96,552
2011	96,552	45,776	13,187	(64,953)	90,562

(1)
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
2.1
Amended and Restated Deposit Agreement, dated as of March 28, 2006, among Luxottica Group S.p.A., Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to our Registration Statement on Form F-6, as filed with the Commission on March 29, 2006).
2.2
Subscription Agreement, dated June 18, 1999, from Luxottica Luxembourg S.A. and Luxottica Group S.p.A., as Guarantor of the Notes, to Credit Suisse First Boston (Europe) Limited and UniCredito Italiano S.p.A., as Joint Lead Managers and Banca Commerciale Italiana, Banca d'Intermediazione Mobiliare IMI, Bayerische Hypo- und Vereinsbank AG, Caboto Holding SIM S.p.A., Merrill Lynch International and Paribas, as Managers (incorporated herein by reference to our Report on Form 6-K dated November 19, 1999, as filed with the Commission on November 23, 1999).
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

Exhibit Number	Exhibits
4.13	Bridge Facility Agreement, dated October 12, 2007, among Luxottica U.S. Holdings Corp., as Borrower, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) as Arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Underwriters and Lenders and Banc of America Securities Limited, as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 8, 2007).
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
4.20
Euro 300,000,000 Term Facility Agreement, dated November 11, 2009, between Luxottica Group S.p.A., as Borrower, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, Calyon S.A., Milan Branch, Deutsche Bank S.p.A., Mediobanca—Banca di Credito Finanziario S.p.A., UniCredit Corporate Banking S.p.A., as Mandated Lead Arrangers, Bookrunners and Original Lenders, and Mediobanca—Banca di Credito Finanziario S.p.A. as Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 19, 2009).

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
4.26
Subsidiary Guarantee, dated as of September 30, 2010, granted by Luxottica S.r.l. and Luxottica U.S. Holdings Corp. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 1, 2010).
4.27
Subscription Agreement, dated November 9, 2010, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, and BNP Paribas, Banca IMI S.p.A., Deutche Bank AG, London Branch and Mediobanca Banca di Credito Finanziario S.p.A., as Joint Lead Managers (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
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
4.30
Form of Note Purchase Agreement, dated as of December 15, 2011, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on December 23, 2011).
4.31
Form of Parent Guarantee, dated as of December 15, 2011, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on December 23, 2011).

Exhibit Number	Exhibits
4.32	Form of Subsidiary Guarantee, dated as of December 15, 2011, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on December 23, 2011).
4.33
Subscription Agreement, dated March 15, 2012, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, and Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Merrill Lynch International, The Royal Bank of Scotland plc and Unicredit Bank AG, as Joint Lead Managers (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on April 12, 2012).
4.34
Trust Deed, dated March 19, 2012, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on April 12, 2012).
4.35
Paying Agency Agreement, dated March 19, 2012, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Trust Corporation UK Limited, as Trustee, and BNP Paribas Securities Services, Luxembourg Branch, as Principal Paying Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on April 12, 2012).
4.36
Multicurrency Revolving Facility Agreement, dated April 17, 2012, by and among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as Borrowers, Banco Santander S.A., Banc of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, The Royal Bank of Scotland plc and Unicredit S.p.A., as Mandated Lead Arrangers and Bookrunners, Unicredit Bank AG, Milan Branch, as Agent, and Citigroup Global Markets Limited, as Documentation Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on April 25, 2012).
8.1	List of Subsidiaries (filed herewith).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Deloitte & Touche S.p.A. (filed herewith).
15.2	Letter from Deloitte & Touche S.p.A. dated April 27, 2012, regarding change in independent registered public accounting firm (filed herewith).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)
By:	/s/ ANDREA GUERRA Andrea Guerra Chief Executive Officer

Dated: April 27, 2012