Form 20-F
period 2012-12-31
LUXOTTICA GROUP SPA
filed 2013-04-29
CIK 857471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10421

LUXOTTICA GROUP S.p.A. (Exact name of Registrant as specified in its charter)
(Translation of Registrant's name into English)
REPUBLIC OF ITALY (Jurisdiction of incorporation or organization)
VIA C. CANTÙ 2, MILAN 20123, ITALY (Address of principal executive offices)

Michael A. Boxer, Esq.
Executive Vice President and Group General Counsel
12 Harbor Park Drive
Port Washington, NY 11050
Tel: (516) 484-3800
Fax: (516) 706-4012
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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	468,557,172

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

TRADEMARKS

        Our proprietary brands and designer line prescription frames and sunglasses that are referred to in this Form 20-F, and certain of our other products, are sold under names that are subject to registered trademarks held by us or, in certain instances, our licensors. These trademarks may not be used by any person without our prior written consent or the consent of our licensors, as applicable.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements, the related notes thereto, and Item 5—"Operating and Financial Review and Prospects" contained elsewhere herein. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The selected consolidated income statement data for the years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2009 and 2008, and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008, are derived from audited consolidated financial statements which are not included in this Form 20-F. The consolidated financial statements were audited by Deloitte and Touche S.p.A. with respect to 2011, 2010, 2009 and 2008. The consolidated financial statements with respect to 2012 have been audited by our current independent auditor PricewaterhouseCoopers S.p.A., which replaced Deloitte & Touche S.p.A. as part of the normal rotation of auditors as required by Consob (the Italian securities regulatory authority). In 2012, the Group applied accounting policies on a basis consistent with the previous year and did not elect the early adoption of any IFRS standards.

        The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGES]

(Amounts in thousands of Euro except share data)	2012	2011	2010	2009	2008

STATEMENT OF INCOME DATA:
Net Sales	7,086,142	6,222,483	5,798,035	5,094,318	5,201,611
Cost of Sales	(2,379,093)	(2,168,065)	(1,990,205)	(1,762,591)	(1,748,628)

Gross Profit	4,707,049	4,054,419	3,807,830	3,331,727	3,452,983
OPERATING EXPENSE
Selling and Advertising	(2,841,961)	(2,509,783)	(2,367,979)	(2,104,362)	(2,144,989)
General and Administrative	(883,038)	(737,495)	(727,693)	(656,280)	(576,355)

Total	(3,725,000)	(3,247,278)	(3,095,672)	(2,760,642)	(2,721,344)

Income from Operations	982,049	807,140	712,159	571,085	731,639
OTHER INCOME (EXPENSE)
Interest Income	18,910	12,472	8,494	6,887	13,265
Interest Expense	(138,140)	(121,067)	(106,987)	(109,132)	(123,002)
Other—Net	(6,463)	(3,273)	(8,130)	(4,056)	(33,531)

Other Income (Expenses)—Net	(125,693)	(111,868)	(106,623)	(106,301)	(143,268)

Income Before Provision for Income Taxes	856,357	695,272	605,535	464,784	588,371
Provision for Income Taxes	(310,476)	(236,972)	(218,219)	(159,888)	(190,499)

Net Income from Continuing Operations	545,881	458,300	387,315	304,896	397,872

Discontinued Operations	—	—	19,944	—	—

Net Income	545,881	458,300	407,258	304,896	397,872
Of which attributable to:
Luxottica Group Stockholders	541,700	452,343	402,187	299,122	390,167

Non-controlling Interests	4,181	5,957	5,072	5,774	7,705

Net Income	545,881	458,300	407,258	304,896	397,872

Weighted Average Shares Outstanding (thousands)
—Basic	464,643.1	460,437.2	458,711.4	457,270.5	456,563.5
—Diluted	469,573.8	463,296.3	460,535.4	457,937.8	457,844.3
Basic Earnings per Share from Continuing Operations(1)	1.17	0.98	0.83	0.65	0.85
Basic Earnings per Share from Discontinued Operations(1)	—	—	0.04	—	—
Basic Earnings per Share(1)	1.17	0.98	0.88	0.65	0.85
Diluted Earnings per Share from Continuing Operations(1)	1.15	0.98	0.83	0.65	0.85
Diluted Earnings per Share from Discontinued Operations(1)	—	—	0.04	—	—
Diluted Earnings per Share(1)	1.15	0.98	0.87	0.65	0.85

(1)
Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share ("ADS" or "ADR") represents one ordinary share.

	As of December 31,
(Amounts in thousands of Euro except share data)
	2012	2011(1)	2010(1)	2009(1)	2008(1)

BALANCE SHEET DATA:
Working Capital(2)	621,882	526,241	649,236	406,819	179,322
Total Assets	8,442,160	8,374,325	7,739,679	7,007,252	7,186,913
Total Debt(3)	2,362,179	2,742,877	2,632,637	2,568,075	2,798,367
Stockholders' Equity	3,981,372	3,612,928	3,256,375	2,737,239	2,445,755
Capital Stock	28,394	28,041	27,964	27,863	27,802
Total Number of Ordinary Shares (thousands)	473,238.2	467,351.7	466,077.2	464,386.4	463,368.2

(1)
Prior year amounts for Total Assets were revised to conform to the 2012 presentation.

(2)
Working Capital is total current assets minus total current liabilities. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

(3)
The current portion of Total Debt was Euro 310.1 million, Euro 498.3 million, Euro 197.6 million, Euro 166.3 million and Euro 286.2 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

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

        At our ordinary meeting of stockholders held on April 27, 2012, our stockholders approved the distribution of a cash dividend in the amount of Euro 0.49 per ordinary share and ADR. The total amount of the dividend paid to stockholders on May 24, 2012 was approximately Euro 227.0 million. On February 28, 2013, the Board of Directors of the Company proposed to the ordinary meeting of stockholders convened on April 29, 2013 the distribution of a cash dividend in the amount of Euro 0.58 per ordinary share and ADR.

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our stockholders may determine.

        The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S. $ per Ordinary Share(4)
Year

	(Euro)		(U.S. $)
2008	0.490		0.770
2009	0.220		0.327
2010	0.350		0.428
2011	0.440		0.622
2012	0.490	(5)	0.615

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

(4)
Holders of ADSs received their dividends denominated in U.S. dollars based on the conversion rate used by our paying agent, Deutsche Bank Trust Company Americas.

(5)
The dividend of Euro 0.49 per ordinary share was approved by our Board of Directors on February 28, 2012 and was voted upon and approved by our stockholders at the ordinary meeting of stockholders held on April 27, 2012.

EXCHANGE RATE INFORMATION

        The following tables set forth, for 2008 and 2009, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate. For 2010 through 2012, the information reported in the below table is based upon the Euro foreign exchange reference rate published by the European Central Bank (the "BCE Rate"), which, starting from 2010, is used by the Company for translating amounts denominated in currencies other than Euro. The information is expressed in U.S. dollars per Euro 1.00:

				End of Period
Year Ended December 31,	Low	High	Average(1)

2008	1.2446	1.6010	1.4707	1.3919
2009	1.2547	1.5100	1.3946	1.4332
2010	1.1942	1.4563	1.3207	1.3362
2011	1.2669	1.4882	1.4000	1.2939
2012	1.2053	1.3453	1.2859	1.3194

(1)
The average of the Noon Buying Rate or the BCE Rate, as applicable, in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High

October 2012	1.2874	1.3119
November 2012	1.2710	1.2986
December 2012	1.2927	1.3245
January 2013	1.3069	1.3585
February 2013	1.3053	1.3640
March 2013	1.2772	1.3097

        On April 15, 2013, the BCE Rate was U.S. $1.3081 per Euro 1.00.

        Unless otherwise indicated, all convenience translations included in this Form 20-F of amounts expressed in Euro into U.S. dollars have been made using the exchange rates, as indicated in the above table, in effect as of the end of the relevant period or date, as appropriate.

        In this Form 20-F, unless otherwise stated or the context otherwise requires, references to "$," "U.S. $," "dollars," "USD" or "U.S. dollars" are to United States dollars, references to "Euro" or "€" are to the Common European Currency, the Euro, and references to "AUD" or "A$" are to Australian dollars.

RISK FACTORS

        Our future operating results and financial condition may be affected by various factors, including those set forth below.

Risks Relating to Our Industry and General Economic Conditions

If current economic conditions deteriorate, demand for our products will be adversely impacted, access to credit will be reduced and our customers and others with which we do business will suffer financial hardship, all of which could reduce sales and in turn adversely impact our business, results of operations, financial condition and cash flows.

        Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about global economic conditions poses a risk to our business because consumers and businesses may postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

  •
  local antitrust and other market abuse provisions;

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

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. According to industry estimates, the disposable contact lens market is one of the fastest growing segments of the lens subsector.

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

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and our ability to develop our brands, especially our Ray-Ban and Oakley proprietary brands. Our future success will depend on our continued ability to develop and introduce such innovative products and continued success in building our brands. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth could be at risk.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on our operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems, (vii) the cultural differences between our organization and that of the acquired business and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

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

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, Bulgari, Tiffany & Co., Versace, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith, Brooks Brothers, Stella McCartney, Tory Burch, Coach and Armani. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. For the year ended December 31, 2012, Prada, Miu Miu, Prada Linea Rossa and the Dolce & Gabbana group brands were most significant in terms of their contribution to the Group's total net sales. For the years ended December 31, 2012 and 2011, sales realized through the Prada, Miu Miu and Prada Linea Rossa brand names together represented approximately 3.9% and 4.0% of total sales, respectively. For the years ended December 31, 2012 and 2011, sales realized through the Dolce & Gabbana group brands represented approximately 2.6% and 3.1% of total sales, respectively. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers.

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

        Additionally, our Oakley and Eye Safety Systems subsidiaries are U.S. government contractors and, as a result, we must comply with, and are affected by, U.S. laws and regulations related to our government business. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—"Information on the Company—Regulatory Matters" and Item 8—"Financial Information—Legal Proceedings."

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights.

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

If we are unable to maintain our current operating relationship with host stores of our retail Licensed Brands division, we could suffer a loss in sales and possible impairment of certain intangible assets.

        Our sales depend in part on our relationships with the host stores that allow us to operate our retail Licensed Brands division, including Sears Optical and Target Optical. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical or Target Optical were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to maintain an efficient distribution network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network or if there is a significant disruption to our plants or network, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

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

Leonardo Del Vecchio, our chairman and principal stockholder, controls 61.35% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of April 15, 2013, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 292,035,339 Ordinary Shares, or 61.35% of the outstanding Ordinary Shares. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

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

        Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, Brazil, India and the United States as well as sales and distribution facilities throughout the world.

As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Euro or the Chinese Yuan relative to other currencies in which we receive revenues could negatively impact the demand for our products or decrease our profitability in consolidation, adversely affecting our business and results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with a substantial portion of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

        See Item 11—"Quantitative and Qualitative Disclosures about Market Risk" and Item 18—"Financial Risks" (Note 3).

If economic conditions around the world worsen, we may experience an increase in our exposure to credit risk on our accounts receivable which may result in increased costs due to additional reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

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

ITEM 4.    INFORMATION ON THE COMPANY

OVERVIEW

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear. Due to the strong growth enjoyed throughout 2012, our total net sales reached a record Euro 7.1 billion, net income attributable to Luxottica stockholders was Euro 541.7 million and headcount as of year-end was approximately 70,000 employees. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18—"Financial Statements" for additional disclosures about our operating segments. Founded in 1961 by Leonardo Del Vecchio, we are a vertically integrated organization. Our manufacturing of sun and prescription eyewear is backed by a wide-reaching wholesale network and a retail distribution network comprising approximately 7,000 retail locations as of December 31, 2012, mostly in North America, Asia-Pacific, China and Latin America.

        Product design, development and manufacturing take place in six production facilities in Italy, two wholly owned factories in China and one sports sunglasses production facility in the United States. In 2012, we benefitted from the addition of a production facility in Campinas, Brazil, acquired in connection with the purchase of Tecnol—Tecnica Nacional de Oculos Ltda. ("Tecnol") in the first quarter of 2012. We also have a small plant in India serving the local market. In 2012, our worldwide production reached approximately 75 million units.

        The design and quality of our products and our strong and well-balanced brand portfolio are known around the world. Proprietary brands include Ray-Ban, one of the world's best-known brands for eyewear, Oakley, Vogue, Persol, Oliver Peoples, Alain Mikli, Arnette and REVO, and our licensed brands include Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Paul Smith, Polo Ralph Lauren, Prada, Stella McCartney, Tiffany, Tory Burch, Versace and, starting from 2013, Armani. Our wholesale distribution network covers more than 130 countries across five continents and has over 40 commercial subsidiaries providing direct operations in key markets.

        Our direct wholesale operations are complemented by an extensive retail network comprising approximately 7,000 stores worldwide at December 31, 2012. We are a leader in the prescription business in North America with our LensCrafters and Pearle Vision retail brands, in Asia-Pacific with our OPSM and Laubman & Pank brands, in China with our LensCrafters brand and in South America with our GMO brand. In North America, we operate points of sale for our retail Licensed Brands under the Sears Optical and Target Optical brands. In addition, we are one of the largest managed vision care operators in the United States, through EyeMed, and the second largest lens finisher, having a network of five central laboratories and over 900 on-site labs at LensCrafters stores.

        In recent years, we have developed a global sun and luxury retail organization to support and reinforce our global retail brands dedicated to sun and luxury eyewear, including the Sunglass Hut, ILORI, The Optical Shop of Aspen and Bright Eyes brands. The Sunglass Hut brand, in particular, has a global presence, namely in North America, Asia-Pacific, South Africa, Europe, Latin America and the Middle East.

        Our Oakley brand provides a powerful wholesale and retail ("O Stores") presence in both the performance optics and the sport channels. In our O Store locations, we offer a variety of Oakley-branded products in addition to our Oakley eyewear styles. Our Oakley-branded products include apparel, footwear, backpacks and accessories designed for surf, snow, golf, outdoor, motor sport, mountain bike and other athletic lifestyles.

        Our distribution channels are complemented by an e-commerce component, including the Oakley, Ray-Ban and Sunglass Hut websites. The e-commerce strategy is to enter additional markets as the business matures.

        In 2012, 47.3% of our total net sales related to prescription frames and lenses and 52.7% related to sunglasses.

        Our capital expenditures for our continuing operations were Euro 365.0 million, excluding capital leases of Euro 7.9 million, for the year ended December 31, 2012 and Euro 68.8 million for the three-month period ended March 31, 2013. We expect 2013 aggregate capital expenditures to be approximately Euro 380 million, excluding any additional investments for business acquisitions. The most significant investments planned are the remodeling of existing stores for our North American retail operations and the continuing rollout of a new IT infrastructure worldwide. We expect to fund these future capital expenditures with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities."

        Our principal executive offices are located at Via C. Cantù 2, Milan 20123, Italy, and our telephone number at that address is (011) 39-02-863341. We are domiciled in Milan, Italy.

HISTORY

Incorporation

        Luxottica Group was founded by Leonardo Del Vecchio in 1961, when he set up Luxottica di Del Vecchio e C. S.a.S., which subsequently became a joint-stock company organized under the laws of Italy under the name of Luxottica S.p.A. We started out as a small workshop and operated until the end of the 1960s as a contract producer of dyes, metal components and semi-finished goods for the optical industry. We gradually widened the range of processes offered until we had an integrated manufacturing structure capable of producing a finished pair of glasses. In 1971, our first collection of prescription eyewear was presented at Milan's MIDO (an international optics trade fair), marking our definitive transition from contract manufacturer to independent producer.

Expansion in Wholesale Distribution

        In the early 1970s, we sold our frames exclusively through independent distributors. In 1974, after five years of sustained development of our manufacturing capacity, we started to pursue a strategy of vertical integration, with the goal of distributing frames directly to the market. Our first step was the acquisition of Scarrone S.p.A., which had marketed our products since 1971, bringing with it a vital knowledge of the Italian eyewear market.

        Our international expansion began in the 1980s with the acquisition of independent distributors and the formation of subsidiaries and joint ventures in key international markets.

        Our wholesale distribution expansion has focused on customer differentiation, customized service and new sales channels, such as large department stores, travel retail and e-commerce, as well as penetration in the emerging markets. The acquisition, in 1981, of La Meccanoptica Leonardo, the owner of the Sferoflex brand and an important flexible hinge patent, enabled us to enhance the image and quality of our products and increase our market share.

        From the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into "eyewear." Continual aesthetic focus on everyday objects and designers' interest in the emerging accessories industry led us, in 1988, to embark on our first collaboration with the fashion industry by entering into a licensing agreement with Giorgio Armani. We followed up that initial collaboration, with numerous others and with the acquisition of new brands, gradually building our current world-class brand portfolio and thereby increasing our commitment to research, innovation, product quality and manufacturing excellence.

        Over the years, we have launched collections from names like Bulgari (1997), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce & Gabbana (2006), Burberry (2006), Polo Ralph Lauren (2007), Tiffany (2008), Stella McCartney (2009), Tory Burch (2009), Coach (2012) and Armani (2013).

        In addition, we acquired Ray-Ban in 1999, one of the world's best-known sunglasses brands. Through this acquisition, we obtained crystal sun lens technology and associated manufacturing capacity and added to our portfolio the Arnette, REVO and Killer Loop brands.

        In 2007, we acquired California-based Oakley, a leading sport and performance brand, which owned the Oliver Peoples brand and a license to manufacture and distribute eyewear under the Paul Smith name. Oakley also had its own retail network at the time of over 160 stores.

        In the first quarter of 2013, we acquired Alain Mikli International, a French luxury and contemporary eyewear company, which owns the Alain Mikli brand and Starck Eyes license. As a result of the acquisition, we will strengthen both our luxury brand portfolio and prescription offerings, which now include Alain Mikli's distinctive designs.

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

        Since 2000, we have strengthened our retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand, Cole National Corporation ("Cole") (2004), which brought with it another important optical retail chain in North America, Pearle Vision, and an extensive retail Licensed Brands store business (Target Optical and Sears Optical). In 2005, we began our retail expansion into China, where LensCrafters has become a leading brand in the country's high-end market. In the same year, we also started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India, the Philippines, Mexico, Brazil and Mediterranean Europe. In 2011, we started our optical retail expansion in Latin America by completing the acquisition of Multiópticas Internacional S.L. ("MOI" or "Multiópticas Internacional"), a leading retailer in Chile, Peru, Ecuador and Colombia operating under the Opticas GMO, Econópticas and Sun Planet retail brands.

DESIGN AND PRODUCT DEVELOPMENT

        Emphasis on product design and the continuous development of new styles is key to Luxottica's success. During 2012, we added approximately 1,700 new styles to our eyewear collections. Each style is typically produced in two sizes and five colors.

        The design of the Group's products is the focal point where vision, technology and creativity converge.

        Each pair of eyewear expresses Luxottica's two core precepts: on the one hand, use of innovative materials, technologies and processes, and on the other, craftsmanship to create unique eyewear.

        The design process begins with our in-house designers who work in an environment that emphasizes innovation and originality and espouses a creative process that views eyewear as art, as objects to put on display. They draw inspiration from both market trends and their own imagination and creativity. In addition, our design team works directly with the marketing and sales departments, which monitor the demand for our current models, as well as general style trends in eyewear. The information obtained from the marketing and sales departments is used by our designers to refine existing product designs and by our marketing and sales departments to develop market positioning strategies in order to react to changing consumer preferences.

        After the design process has been completed, the product development process is executed through engineering, planning, manufacturing and delivery of our products. The engineering process consists of the product development stages between style sketches and the manufactured final products. By scheduling the process pursuant to a launch calendar that focuses on customer and geographic demand, the engineering department has been able to decrease product development timelines in recent years.

        The research and development efforts of our engineering staff also play a crucial role in the product development process. Our engineers are continuously looking for new materials, concepts and technology innovations to be applied to our products and processes in an effort to differentiate them in the eyewear market.

        During the initial phase of the development process, the prototype makers transform designs into one-off pieces, crafted by hand with precision. Once developed, they are passed on to the product department, which uses visual rendering and 3D software to analyze the steps necessary to bring the prototype to mass production.

        At this point in the cycle, the mold workshop designs and assembles the equipment needed to make the components for the new model. The first specimens obtained are assembled and undergo a series of tests required by internal quality control procedures.

        The next steps in the process involve the production and quality certification of sales samples of the new models. These samples are subjected to another sequence of tests to ascertain the quality of the engineering.

        The final step is the production of an initial batch using definitive tooling certified by an external standards organization. These samples are produced in a pilot facility representing the plant chosen to mass-produce the new model in order to meet the needs of production planning.

BRAND PORTFOLIO

        Our brand portfolio is one of the largest in the industry and continuously evolves, with our major global brands backed by leading brands both at a regional level and in particular segments and niche markets. Our portfolio is well-balanced between proprietary and licensed brands, combining the stability of the former with the prestige of the latter.

        The presence of Ray-Ban, one of the world's best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport and performance category, gives the portfolio a strong base, complemented by Persol, Oliver Peoples and Alain Mikli in the high end of the market, Arnette and REVO in the sports market, and Vogue in the fashion market.

        Alongside the proprietary brands, our portfolio has over 20 licensed brands, including some well-known and prestigious names in the global fashion and luxury industries. With our manufacturing know-how, capillary distribution and direct retail operations supported by targeted advertising and our experience in international markets, our goal is to be the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium quality eyewear collections. We differentiate each designer's offering, segmenting it by type of customer and geographic market, to produce a broad range of models capable of satisfying diverse tastes and tendencies and to respond to the demands and characteristics of widely differing markets. Each style is typically produced in two sizes and five colors.

        In January 2013, we commenced an exclusive ten-year license agreement with the Armani Group for the design, manufacturing and worldwide distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X Armani Exchange brands. The first Armani collections were launched during the first quarter of 2013 and are distributed through Armani stores worldwide, independent optical locations, select department stores as well as through select travel retail locations and Luxottica's retail chains.

        The following table presents the respective percentages of our total sales in Euros comprised by our designer and proprietary brands during the periods indicated:

	Year Ended December 31,
	2012	2011	2010	2009	2008

Designer brands	29.7%	30.5%	32.4%	35.8%	42.8%
Proprietary brands	70.3%	69.5%	67.6%	64.2%	57.2%

        The following table presents the respective percentages of our total sales in Euros comprised by our prescription frames and lenses and sunglasses for the periods indicated:

	Year Ended December 31,
	2012	2011	2010	2009	2008

Prescription frames and lenses	47.3%	46.3%	50.2%	51.5%	52.8%
Sunglasses	52.7%	53.7%	49.8%	48.5%	47.2%

Proprietary Brands

        In 2012, proprietary brands accounted for approximately 70% of sales of designer and proprietary brands on a combined basis. Ray-Ban and Oakley, the two biggest eyewear brands in our portfolio, accounted for approximately 23.1% and 11.7%, respectively, of the Group's 2012 net sales.

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

  Vogue Eyewear

        Launched in 1973 under the same name as the famous fashion magazine, Vogue Eyewear was acquired by Luxottica in 1990. Vogue models distinguish themselves through their innovative and fashionable designs, their variety of colors and frames and the smart detailing on the temples.

  Arnette

        Launched in California in 1992, Arnette was acquired by us in 1999, and combines the comfort and functionality demanded by extreme sports enthusiasts.

  Eye Safety Systems ("ESS")

        Acquired in 2007, ESS designs, develops and markets advanced eye protection systems for military, firefighting and law enforcement professionals worldwide and is a leading supplier of protective eyewear to the U.S. military and firefighting markets.

  K&L

        Created in 1989, Killer Loop joined our brand portfolio in 1999. It gradually evolved from a general sports style to embody a more "urban" spirit. In 2008 it took on a new name, K&L, and launched a project for collections specifically addressing the preferences of consumers in emerging markets, but maintaining global distribution.

  Luxottica

        Launched in 1967, the Group's original line best conveys the experience and tradition that are its essence.

  Mosley Tribes

        Launched in 2005 and part of our brand portfolio since 2007, Mosley Tribes combines design and aesthetics with a vision of the urban lifestyle and sports performance worlds. The sleek and stylish frames use titanium and injected plastic for a lightweight design, ideal for active individuals. Most frames feature advanced lens technology.

  Oliver Peoples

        Acquired by Luxottica in 2007, Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. Select eyewear is handcrafted from the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantities and with deliberate anti-logo labeling that appeals to sophisticated consumers.

  Revo

        Created in 1985 and acquired by Luxottica in 1999, REVO is characterized by an innovative lens based on a technology that NASA developed for satellite portholes, offering maximum protection against ultraviolet and infrared light.

  Sferoflex

        Sferoflex, which joined the Group's portfolio in 1981, takes its name from the patented flexible hinge enabling the temples to conform to the shape and size of the face, thus increasing the resilience of the frame itself and ensuring perfect fit.

Licensed Brands

        Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts, which typically have terms of between three and ten years and may contain options for renewal for additional periods. Under these license agreements, we are required to pay a royalty ranging from 5% to 14% of the net sales of the related collection and a mandatory marketing contribution of between 5% and 10% of net sales.

        Prada and Dolce & Gabbana are two significant licenses in our portfolio as measured by total sales. In 2012, sales realized through the Prada, Prada Linea Rossa and Miu Miu brand names together represented approximately 3.9% of total sales, whereas the sales realized through the Dolce & Gabbana group brands represented approximately 2.6% of total sales.

  Brooks Brothers

        Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the iconic features of the style of this American brand. This is an affordable product line with classic style that delivers functionality, lightness and high quality. The original license agreement was entered into in 1992.

  Bulgari

        Extending its vision of extraordinary beauty to everyday objects, Bulgari, under license since 1997, applies the same uncompromising design and product standards to its men's and women's eyewear collections, recapturing fine handcrafting in ladies collections and technical innovation in gentlemen's styles.

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

  Chanel

        In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel eyewear collection, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: style, elegance and class.

  Coach

        Founded in 1941 as a family-run workshop in a Manhattan loft, Coach has grown to become a leading American marketer of fine accessories and gifts for women and men. Under license since 2012, the Coach eyewear collection perfectly expresses the signature look and distinctive identity of the Coach brand.

  Reed Krakoff

        In 2010, Coach launched the Reed Krakoff brand, with stores opened in New York, Tokyo and Las Vegas. The sunwear collection, under license since 2012, combines the glamour and modern elegance of Krakoff's art with the distinctive details taken from his fashion house.

  Dolce & Gabbana

        Dolce & Gabbana is a luxury brand that draws inspiration from the roots and the authentic values of its own DNA: Sicily, sensuality and sartorial ability. Dolce & Gabbana's essence lies in its contrasting yet complementary features. The eyewear collection, under license since 2006, is characterized by glamorous, unconventional shapes, prestigious materials and sumptuous detailing.

  Donna Karan

        Under license since 2005, this product line reflects the design sensibility and spirit of the Donna Karan collection. Designed "for a woman by a woman," the collection offers sophisticated styling, sensuality and comfort in a modern way with identifiable detailing and quality workmanship.

  DKNY

        DKNY is easy-to-wear fashion with an urban mindset, the energy of New York City and its street-smart look. DKNY eyewear caters to modern, urban, fashion conscious women and men, addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. The license was entered into in 2005.

  Paul Smith

        Licensed by Luxottica in 2007, the Paul Smith brand, launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain's leading fashion designers.

  Ralph Lauren Group

        Under license since 2007, the Ralph Lauren Group includes the following collections:

    Ralph Lauren Purple Label

    The Ralph Lauren Purple Label eyewear collection reflects an impeccable sense of high quality, precious materials and style. Dedicated to the highest level of quality and elegance, it is the ultimate expression of luxury for the modern gentleman.

    Polo Ralph Lauren

    Authentic and iconic, the Polo eyewear collection is the original symbol of the modern preppy lifestyle. Often imitated but never matched, Polo's aesthetic signature is recognized worldwide as a mark of contemporary heritage excellence.

    Ralph Lauren

    Timeless and sophisticated, the Ralph Lauren eyewear collection reflects Ralph Lauren's definitive design philosophy in its groundbreaking juxtaposition of feminine glamour and impeccable execution. A mix of American glamour with an air of refined luxury.

    Ralph

    This women's line is an expression of the Ralph Lauren spirit at an accessible price point. It features the latest looks and trends, as well as some more classic looks and vibrant colors, for a feminine, youthful, flirty and fun look.

    Chaps

    Chaps translates the classic heritage and timeless aesthetic of Ralph Lauren into an accessible line for men and women. Chaps creates interchangeable classics that are both enduring and affordable.

  Prada Group

        Under license since 2003, the Prada Group includes the following collections:

    Prada

    Prada represents the best of Italian culture and tradition. At the same time, Prada is one of the most innovative fashion brands with a keen attention to detail and new trends. The Prada eyewear collection reflects this approach with unmistakable style, sophisticated elegance and uncompromising quality. The Prada collection also includes the Prada Linea Rossa line, which is inspired by the world of sports to convey an everyday casual style and has a dedicated advertising campaign.

    Miu Miu

    The Miu Miu eyewear collection was launched with brand new luxury positioning in 2011 to align it with the brand's other product categories. Miu Miu is Miuccia Prada's other soul: a brand with a very strong and autonomous identity, characterized by an avant-garde, sensual, sometimes provocative style aimed at a trendsetting woman with a strong and independent personality.

  Stella McCartney

        Stella McCartney, under license since 2009, is a design lifestyle brand, synonymous with modern cool. The sunglasses collection appeals to women who are naturally sexy and confident, combining everyday quality with sophistication and masculinity with feminine allure and allowing its wearers to create their own distinctive look.

  Tiffany & Co.

        Founded in 1837 in New York City, Tiffany has a rich heritage filled with celebrated events, artists and milestones that live on today in legendary style. We were the first company licensed to produce Tiffany's eyewear collection, which takes inspiration from the most iconic jewelry collection, celebrating stunning originality and enduring beauty. The first collection was launched in 2008.

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

MANUFACTURING

Plants and Facilities

        Our primary manufacturing facilities are located in Italy, China, the United States and Brazil.

        We have six manufacturing facilities in Italy: five in northeastern Italy, the area in which most of the country's optical industry is based, and one near Turin.

        Over the years, we have consolidated our manufacturing processes by utilizing a consistent production technology in each of the Italian facilities. This consolidation has enabled us to improve both the productivity and quality of our manufacturing operations. Plastic frames are made in the Agordo, Sedico, Pederobba and Lauriano facilities, while metal frames are produced in Agordo and Rovereto. Certain metal frame parts are produced in the Cencenighe plant. The Lauriano facility also makes crystal and polycarbonate lenses for sunglasses.

        From 1998 to 2001, we operated the Dongguan plant in China's Guangdong province through our 50%-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner. In 2001, Luxottica acquired the remaining 50% interest in this Chinese manufacturer and, in 2006, we increased our manufacturing capacity in China through the construction of a new manufacturing facility to produce both metal and plastic frames. After the construction of this new facility, our annual average daily production in China increased by approximately 80% in 2006 compared to 2005. Since then, we have further expanded our manufacturing capacity in China. During 2010, Tristar started producing plastic sun lenses, which are paired with frames manufactured in the same Chinese facility. A newly developed state-of-the-art decoration department incorporates manufacturing processes adapted from different industries.

        The Foothill Ranch facility in California manufactures high-performance sunglasses and prescription frames and lenses and assembles most of Oakley's eyewear products. The production of Oakley apparel, footwear, watches and certain goggles is outsourced to third-party manufacturers.

        The manufacturing facility in Campinas, Brazil, produces both plastic and metal frames for the Brazilian market. In September 2012, we launched the first locally designed and produced Vogue prescription collection for this market. In 2013, we plan to add the production of select Ray-Ban, Arnette and Oakley collections.

        Luxottica also operates a small plant in India serving the local market.

        In 2012, the Group's manufacturing facilities produced a combined total of approximately 75 million prescription frames and sunglasses. Approximately 40% of the frames were metal-based, and the remaining frames were plastic. Three main manufacturing technologies are involved: metal, acetate slabs and plastic (injection molding). The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house designers and engineering staff.

  Metal Frames

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

  Plastic Frames

        Plastic frames are manufactured using either a milling or an injection molding process. In the milling process, a computer controlled machine carves frames from colored plastic sheets. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

        We engage in research and development activities relating to our manufacturing processes on an on-going basis. As a result, we plan to invest over Euro 200 million over the next three years to increase manufacturing capacity in Italy, China, the United States, Brazil and India, as well as for innovation and information technology enhancements. This commitment is expected to translate into increased efficiency and improved quality of our manufacturing processes.

Suppliers

        The principal raw materials and components purchased for the manufacturing process include plastic resins, acetate sheets, metal alloys, crystal and plastic lenses and frame parts.

        We purchase a substantial majority of raw materials in Europe and Asia and, to a lesser extent, in the United States. In addition, we use external suppliers for frames, lenses, eyewear cases, packaging materials, machinery and equipment, and for some logistic services. We also rely on outside suppliers for the production of Oakley apparel, footwear, accessories and watches.

        Although, historically, prices of the raw materials used in our manufacturing process have been stable, in 2012 we continued to utilize a process to hedge the risk of price fluctuations for gold and palladium, in order to minimize the related impact. Regarding other raw materials and components used in our manufacturing process, we negotiate prices directly with our suppliers.

        We have continued to build strong relationships with our major strategic suppliers. In 2012, we continued to monitor the risk management initiatives in our purchasing function to identify potential risks (impact and probability) and implemented mitigation actions if not already in place. With most suppliers, we maintain agreements that prohibit disclosure of our proprietary information or technology to third parties. Although our Oakley subsidiary relies on outside suppliers for most of the specific molded components of its glasses and goggles, it generally retains ownership of the molds used in the production of the components. Most of the components used in our products can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, we have strengthened the in-house injection molding capability for sunglass lenses and built new ones on crystal lenses.

        Essilor International ("Essilor") is one of the largest suppliers of our retail operations, accounting for 31% of total North America retail lens merchandise purchases and related processing costs in 2012 and 27% in 2011. We have entered into a number of long-term contracts with Essilor governing new products and have additional agreements directly with lens casters to ensure that we maintain adequate access to suppliers. In addition, Luxottica Retail North America Inc. ("Luxottica Retail N.A.") has both purchase and long-term financing contracts with Essilor to acquire anti-reflective equipment that has been or will be installed at selected LensCrafters in-store labs. We have not experienced any significant interruptions in our sourcing of supplies and we believe that the loss of Essilor or any of our other suppliers would not have a significant long-term impact on our operations.

        Luxottica and Essilor have formed a long-term joint venture for the Australian and New Zealand markets. This alliance (which is majority controlled by Essilor) manages Eyebiz Laboratories Pty Ltd, which provides lens manufacturing, finished lenses, and fitting services for Australia and New Zealand. During 2011, the joint venture invested in a new, state-of-the-art facility in Thailand capable of providing 24-hour production seven days a week.

Quality Control

        The satisfaction of wholesale clients and retail consumers is one of Luxottica's primary objectives. At Luxottica, achieving this objective means continually improving quality in every phase of our production and distribution cycles and this has been one of the drivers prompting our full vertical integration. By increasing production capacity in both developed and emerging countries, we are pursuing a crucial goal: delivering the same "Made by Luxottica" quality everywhere in the world. Wherever design and production of frames and sun lenses take place, a single quality system applies to every process involved, from product development to procurement, distribution, operational analysis and uniform and measurable performance management in the plants. Most of the manufacturing equipment that we use is specially designed and adapted for our manufacturing processes. This facilitates a rapid response to customer demand and an adherence to strict quality control standards.

        Through on-going verification of precision and expertise in all the phases of production, we seek to manufacture a product of the highest quality. Quality and process control teams regularly inspect semi-finished products, verifying the feasibility of prototypes in the design phase, controlling standards in both the product development and production phases, subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified.

        We design products to meet or exceed relevant industry standards for safety, performance and durability. Throughout the development process, our optical products undergo extensive testing against standards established specifically for eyewear by ANSI (Z.80.3), ASTM, Standards Australia Limited (AS 1067) and EU (EN 1836 and ISO EN 12870). These standards relate to product safety and performance and provide quantitative measures of optical quality, UV protection, light transmission and impact resistance.

        To assure our quality standards worldwide and the right support for quality improvement, we have three main labs, one in each of Italy, China and the United States. Each lab is responsible for establishing and maintaining the quality standards in the region where it is located and supports activities in engineering, production and market feedback management. All of our labs conduct the same tests using the same equipment and procedures, which are developed and approved in the central Italian lab.

        Every year, we enhance the performance criteria used in our standards tests and introduce new requirements. As a result of the effectiveness of our quality control program, the return rate for defective merchandise manufactured by us has remained stable at approximately 1% in 2012.

DISTRIBUTION

Our Principal Markets

        The following table presents our net sales by geographic market and segment for the periods indicated:

	Year Ended December 31,
(Amounts in thousands of Euro)	2012	2011	2010

European Retail	134,020	114,334	103,585
European Wholesale	1,183,312	1,128,946	1,059,942
North America Retail	3,380,684	3,008,990	2,942,009
North America Wholesale	742,205	596,324	539,916
Asia-Pacific Retail	626,290	563,458	495,083
Asia-Pacific Wholesale	271,201	216,260	250,054
Other Retail	172,074	79,361	20,956
Other Wholesale	576,355	514,810	386,491

Total	7,086,142	6,222,483	5,798,035

Logistics

        Our distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy, China, the United States and Brazil also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics system in the industry, with 20 distribution centers worldwide, of which 12 are in the Americas, six are in the Asia-Pacific region and two are in the rest of the world.

        We have four main distribution centers (hubs) in strategic locations serving our major markets: Sedico (Italy), Atlanta (United States), Ontario (United States) and Dongguan (China). They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

        The Sedico hub was opened in 2001 and is state of the art in the sector. In 2012, it managed over 19,400 orders per day, including eyeglasses and spare parts. Sedico ships over 187,000 units daily to customers in Europe, North America, the Middle East, Africa and to the Group's distribution centers in the rest of the world, from which they are then shipped to local customers.

        The Sedico hub enabled us to close local warehouses throughout Europe that served the previous distribution system, improving the speed and efficiency of our distribution.

        The Atlanta facility, opened in 1996, has consolidated several North America based facilities into a single state-of-the-art distribution center located close to one of the major airport hubs of the United States. This facility has a highly advanced cross-belt sorting system that can move up to 150,000 units per day. In late 2009, the facility, which was originally a retail-only distribution center, started serving both our retail and wholesale businesses in the North American market.

        The Dongguan hub was opened in 2006 and manages an average of 170,000 units per day. The growth in the Asia-Pacific region has resulted in this hub becoming a strategic part of the Group's distribution network. We continue to invest in ways to improve services and increase capacity in order to create even greater efficiencies in the region.

        In 2009, the information system SAP (Systems, Applications and Products in Data Processing) was implemented in the Sedico logistics hub. In 2010, it was utilized in the operations of the Dongguan logistics hub. The SAP global implementation continued and was implemented throughout 2012 in the Chinese operations at the Tristar facility and at the Atlanta and Ontario distribution centers, thus providing further support to manufacturing management, enhanced inventory control, network optimization and the order management process.

        In the last three years, overall service levels improved by approximately 30% reaching an efficiency that has reduced our logistics costs by approximately 12%. Our focus on logistics in emerging markets (Brazil, China, India, Turkey and Mexico) allows us to serve those markets with efficiency and speed that is comparable to what we are delivering in mature markets, such as Europe.

Wholesale Distribution

        Our wholesale distribution structure covers more than 130 countries, with over 40 directly controlled or majority owned operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed by employees.

        Customers of our wholesale business are mostly retailers of mid- to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers, department stores and duty-free shops. We are currently seeking to further penetrate emerging markets and further exploit new channels of distribution, such as department stores, travel retail and e-commerce.

        Certain brands, including Oakley, also are distributed to sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

        In addition to offering our wholesale customers some of the most popular brands, with a broad array of models tailored to the needs of each market, we also seek to provide them with pre- and post-sale services to enhance their business. These services are designed to provide customers with the best product, and in a time frame and manner that best serve our customers' needs.

        We maintain close contact with our distributors in order to monitor sales and the quality of the points of sale that display our products.

        In 2002, we introduced within the Wholesale Division the STARS program (Superior Turn Automatic Replenishment System), originally under the name "Retail Service," to provide third-party customers with an enhanced partnership service that leverages our knowledge of local markets and brands to deliver fresh, high-turnover products and maintain optimal inventory levels at each point of sale. This business unit directly manages product selection activities, production and assortment planning and automatic replenishment of our products in the store on behalf of the third party customer, utilizing ad hoc systems, tools and state-of-the-art planning techniques.

        By the end of 2012, STARS served a total of approximately 3,000 stores in the major European markets, Latin America and emerging markets.

Retail Distribution

        With a strong portfolio of retail brands, we are well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eyecare, everyday value and high-quality vision care health benefits.

        As of March 31, 2013, our retail business consisted of 6,421 corporate stores and 557 franchised or licensed locations as follows:

					Africa and Middle East		Central and South America
	North America	Asia- Pacific	China / Hong Kong			South Africa
				Europe				Total

LensCrafters	963	—	204	—	—	—	—	1,167
Pearle Vision	254	—	—	—	—	—	—	254
Sunglass Hut(1)	1,895	244	8	231	—	120	177	2,675
Ilori and The Optical Shop of Aspen	37	—	—	—	—	—	—	37
Oliver Peoples	7	—	—	—	—	—	—	7
Alain Mikli	5	9	7	5	—	—	—	26
Oakley retail locations(2)	149	22	—	13	—	—	4	188
Sears Optical	742	—	—	—	—	—	—	742
Target Optical	331	—	—	—	—	—	—	331
OPSM	—	391	—	—	—	—	—	391
Laubman & Pank	—	48	—	—	—	—	—	48
Budget Eyewear(3)	—	2	—	—	—	—	—	2
Bright Eyes	—	26	—	—	—	—	—	26
David Clulow(4)	—	—	—	92	—	—	—	92
GMO(5)	—	—	—	—	—	—	456	456
Franchised or licensed locations(6)	376	135	—	8	35	—	3	557

Total	4,759	877	219	349	35	120	640	6,999

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

(5)
Includes stores operating under the GMO and Econópticas retail brands.

(6)
Includes primarily franchised and licensed locations for Pearle Vision (357 locations) and Bright Eyes (48 locations), with the remaining locations for Budget Eyewear, David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples, Icon-HMS and Alain Mikli.

        Our retail stores sell not only prescription frames and sunglasses that we manufacture but also a wide range of prescription frames, lenses and other ophthalmic products manufactured by other companies. In 2012, net sales of the Retail division from our own brand names and our licensed brands represented approximately 87.1% of the total net sales of frames by the Retail division (86.1% in 2011).

  Optical Retail

        Our optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australia and New Zealand and GMO in Latin America. We also have a retail presence in China, where we operate in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, we do not operate optical retail stores in Europe outside of the United Kingdom, where we operate a network of more than 80 David Clulow stores, selling both prescription and sun products. As of March 31, 2013, our optical retail business consisted of approximately 3,810 retail locations globally.

  LensCrafters

        LensCrafters is currently the largest optical retailer in North America in terms of sales. Usually located in high-traffic commercial malls and shopping centers, the stores offer a wide array of premium prescription frames and sunglasses, mostly made by Luxottica, but also a wide range of high-quality lenses and optical products made by other suppliers. LensCrafters was founded in 1983 with the idea of providing customers with a pair of quality glasses in about an hour, which today represents a key feature of LensCrafters' customer service model. Most stores in North America have onsite either an independent or employed doctor of optometry and a fully equipped, state-of-the-art lens laboratory that is able to craft, surface, finish and fit lenses in about one hour. As part of its underlying commitment to customer satisfaction and industry innovation, over the last couple of years, LensCrafters has further invested in technology to enable a distinctive signature customer experience by including the AccuFit Digital Measurement™ technology, which provides a lens fit with five times greater precision than traditional methods, and the anti-reflective coating capability at in-store labs, further enhancing the "one-hour service" concept.

        In 2006, Luxottica began to expand the LensCrafters brand in China by rebranding the stores that we acquired through the acquisition of three retail chains in Beijing, Shanghai, Guangdong and Hong Kong. Hong Kong is one of China's most significant luxury markets, and launching LensCrafters as a premium brand in Hong Kong was important for increasing awareness and consumer demand for Luxottica products and services in the region.

        As of March 31, 2013, we operated a retail network of 1,167 LensCrafters stores, of which 963 stores are in North America and 204 stores are in China and Hong Kong.

  Pearle Vision

        Acquired by Luxottica in 2004, Pearle Vision is one of the largest optical retail chains in North America. LensCrafters' and Pearle Vision's positionings are complementary. Pearle Vision focuses on the factors that made the brand a success: customers' trust in the doctor's experience and the quality of service they receive, which made Pearle Vision the "Home of Trusted Eyecare" for generations of Americans. Pearle Vision is expanding through franchising and is one of the largest franchise systems in optical retailing.

        As of March 31, 2013, Pearle Vision operated 254 corporate stores and had 357 franchise locations throughout North America.

  Retail Licensed Brands

        With the acquisition of Cole in 2004, Luxottica also acquired a network of retail locations in North America operating under the brand names of their respective host American department stores. These "retail Licensed Brands" are Sears Optical and Target Optical and offer consumers the convenience of taking care of their optical needs while shopping at a department store. Each of these brands has a precise market positioning that Luxottica has reinforced by improving service levels while strengthening their fashion reputation with brands such as Ray-Ban and Vogue.

        As of March 31, 2013, Luxottica operated 742 Sears Optical and 331 Target Optical locations throughout North America.

  OPSM

        OPSM is the largest optical retail chain in Australia and New Zealand. In 2012, Luxottica amplified its focus on OPSM, with the aim of repositioning it as a single national brand and revamping the Group's retail footprint. As a result of this "network transformation," the Group has either closed or rebranded about 10% of its Australian and New Zealand stores and is progressively phasing out the Budget Eyewear stores.

        Already renowned among luxury and fashion-minded customers for its range of optical frames and sunglasses, OPSM has increased its commitment to providing the highest level of quality eye care to its customers with a significant investment in optometry and digital retinal scanners across the store network.

        As of March 31, 2013, Luxottica operated 340 stores and 10 franchise locations throughout Australia. OPSM also has 50 owned stores in New Zealand, mainly in large urban areas.

  Laubman & Pank

        Laubman & Pank is well-known in regional Australian markets for high-quality eye care and outstanding service. Laubman & Pank's target customer is the "independent" optical shopper looking for expert eye health services combined with a personalized customer experience.

        As of March 31, 2013, Luxottica owned 48 stores throughout Australia.

  GMO

        GMO, an optical market leader in Latin America, became a part of Luxottica Group in July 2011, following the acquisition of Multiópticas Internacional. Since its beginning in 1998, GMO has developed a reputation for optical retail excellence among consumers in Chile, Peru, Ecuador and Colombia with its strong Opticas GMO, Econópticas and Sun Planet retail brands. As of March 31, 2013, Luxottica operated 322 Opticas GMO stores, 134 Econópticas stores and 16 Sun Planet stores.

  EyeMed Vision Care

        EyeMed Vision Care is one of the United States' largest managed vision care companies, servicing more than 33 million members in large- and medium-sized companies, government entities and through insurance companies. Innovation, choice and convenience drive EyeMed's commitment to eye health and vision wellness as it works with its plan sponsors to incorporate vision as part of an overall health care benefits program. Its members have access to over 26,000 retail locations, including independent opticians, ophthalmologists, optometrists and Luxottica's U.S. optical stores.

  Lens Laboratories

        Together with LensCrafters' over 900 in-store labs, we operate five central lens surfacing/finishing labs in North America. Combining a broad presence in the market with the capacity for handling lens surfacing/finishing reduces the time and cost of lens finishing work and improves quality of service. All the labs use highly advanced technologies to meet growing demand. The five central laboratories serve all the Pearle Vision stores, the retail Licensed Brands stores, LensCrafters and a number of franchises.

        In addition, we operate Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling them to achieve expeditious delivery, better quality control and higher optical standards.

        Most of the Australian laboratory needs are provided by the Eyebiz Laboratory, a joint venture between Luxottica and Essilor International formed in February 2010.

  E-commerce

  Online Retail for Contact Lenses

        In 2009, we entered into a strategic multi-year e-commerce alliance with Vision Direct, a leading online contact lens retailer and wholly-owned subsidiary of Drugstore.com, to develop branded contact lens e-commerce sites for our North American retail business and provide customer care and fulfillment services for this channel. The alliance enables us to offer a comprehensive solution for consumers to conveniently purchase contact lenses in person, by telephone or online.

  Brand e-commerce sites

        Our Oakley, Ray-Ban and Sunglass Hut e-commerce websites comprise additional important sales channels that complement Luxottica's retail operations and international distribution. The websites allow consumers to purchase products efficiently, increasing brand awareness, improving customer service and communicating the values and essence of these important brands.

        Oakley.com, conducts e-commerce across multiple markets including the United States, Canada, Australia, Japan and 16 countries in Europe. Ray-Ban.com was launched in the United States in 2009. Launched in 2008, over the last two years, SunglassHut.com has become the digital destination for consumers looking to find the latest trends and hottest products in premium sunwear.

        The e-commerce strategy is to enter additional markets as the business matures. For example, in China, strategic partnerships have been formed to open both Ray-Ban and Oakley stores within TaoBao, the largest local online mall.

  Sun and Luxury Retail

  Sunglass Hut

        Since the acquisition of Sunglass Hut in 2001, we have become a world leader in the specialty sunglass retail business.

        Founded in 1971 as a small kiosk in a Miami mall, Sunglass Hut has grown since then into one of the world's leading destinations for top brands, latest trends and exclusive styles of high-quality fashion and performance sunglasses. Stores can be found in fashionable shopping districts across the globe, from the Americas, Europe and the Middle East to Australia, South Africa, Hong Kong and beyond, providing consumers with a fun, innovative fashion and shopping experience.

        In recent years, the chain has reinforced its presence in the department store channel through long-term strategic agreements with Macy's in the United States, Myer in Australia and Edgars in South

Africa. Following a strategy to strengthen the brand by increasing its presence in markets that are on the cutting edge of fashion and are tourist centers, or "gateway cities," in April 2010, Sunglass Hut opened flagship stores in New York and London, soon thereafter followed by Miami, Santa Monica and Orlando. In 2011, Sunglass Hut entered the Mexican market and the Brazilian market, where it has continued to organically grow in 2012.

        As of March 31, 2013, Sunglass Hut operated a retail network of 2,772 stores worldwide, including 2,659 corporate stores across North America, Asia-Pacific, Europe, South Africa and Latin America and 113 franchise locations in the Middle East, India, the Philippines and Thailand.

  ILORI

        ILORI is Luxottica's high-end fashion sunwear retail brand, with 19 stores in North America as of March 31, 2013, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California. ILORI caters to exclusive clientele, offering a richer purchasing experience for eyewear in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

  The Optical Shop of Aspen

        Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription frames and sunglasses and its first class customer service. As of March 31, 2013, we operated 18 stores in some of the most upscale and exclusive locations throughout the United States.

  Oliver Peoples

        We operate eleven luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples, Mosley Tribes and Paul Smith products. As of March 31, 2013, four Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

  David Clulow

        In Europe, we operate David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the Southeast of England. The brand emphasizes service, quality and fashion. Its marketing is targeted to reinforce these brand values and build long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of designer sunglass concessions in up-market department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2013, David Clulow operated 39 corporate owned locations (including nine joint ventures), three franchise locations and 53 sun stores/concessions.

  Bright Eyes

        As of March 31, 2013, Bright Eyes operated 26 corporate store locations and 48 franchise locations, mostly in tourist resorts and high-traffic areas across Australia.

  Oakley Stores and Vaults

        As of March 31, 2013, we operated 199 Oakley "O" Stores and Vaults worldwide (including 11 franchise locations), offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley "O" Stores are in major shopping centers. Oakley's retail operations are also located in Mexico, Europe and the Asia-Pacific region.

MARKETING

        Our marketing and advertising activities are designed primarily to enhance our image and our brand portfolio and to drive traffic into our retail locations.

        Advertising expenses amounted to approximately 6.3% and 7.0% of our net sales in 2012 and 2011, respectively.

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

ANTI-COUNTERFEITING POLICY

        Intellectual property is one of our most important assets, which we protect through the registration and enforcement of our trademarks and patents around the world. Our commitment is demonstrated through the on-going results of our anti-counterfeiting activities and increased leveraging of our global organization. Trademarks and products from market leaders are increasingly copied and the implementation of a strong global anti-counterfeiting program allows us to send a strong message both to infringers and to our authorized distribution network. This program allows us, on the one hand, to exercise our rights against retailers of counterfeit eyewear and wholesalers and manufacturers that supply them and, on the other hand, to send a message to our authorized distributors that we value our intellectual property and will work diligently to protect it.

        Through a strong investigative network, especially in China, we have been able to identify key sources of counterfeit goods, to assist local law enforcement in investigating these sources and, when applicable, to file legal actions against the counterfeiters.

        Additionally, we continue to consolidate and strengthen our cooperation with customs organizations around the world, which helps to stop, seize and destroy hundreds of thousands of counterfeit goods each year.

        We dedicate considerable efforts to monitoring the trafficking of counterfeit goods through the Internet, and work actively to remove counterfeit eyewear from certain popular on-line auction platforms and shut down the websites that violate our intellectual property rights through the sale of counterfeit products or the unauthorized use of our trademarks.

TRADEMARKS, TRADE NAMES AND PATENTS

        Our principal trademarks or trade names include Luxottica, Ray-Ban, Oliver Peoples, Oakley, Persol, Vogue, Arnette, Revo, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, and the Oakley ellipsoid "O" and square "O" logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid "O" and square "O" logos, we do not believe that any single trademark or trade name is material to our business or results of operations. The collection of Oakley and Ray-Ban products accounted for approximately 11.7% and 23.1%, respectively, of our net sales in 2012. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products, identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of trademarked logos, names and other attributes on nearly all of our products.

        We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of March 31, 2013, we held a portfolio of over 680 (mostly Oakley-related) patents worldwide that protect our designs and innovations.

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

        See Item 3—"Key Information—Risk Factors—If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights."

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

        The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration

Giorgio Armani S.p.A	Giorgio Armani Emporio Armani A/X Armani Exchange	Worldwide exclusive license	December 31, 2022
Brooks Brothers Group, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Burberry Limited	Burberry Burberry Check Equestrian Knight Device Burberry Black Label**	Worldwide exclusive license	December 31, 2015
Bulgari S.p.A.	Bulgari	Worldwide exclusive license	December 31, 2020
Chanel Group	Chanel	Worldwide exclusive license	March 31, 2014
Coach, Inc.	Coach Poppy Coach Reed Krakoff	Worldwide exclusive license	June 30, 2016 (renewable until June 30, 2024)
Dolce & Gabbana S.r.l.	Dolce & Gabbana	Worldwide exclusive license	December 31, 2015
Donna Karan Studio LLC	Donna Karan DKNY	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2022
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2013
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2018
Ubik Sarl***	Starck Eyes	Worldwide exclusive license	December 31, 2013

Licensor	Licensed Marks	Territory	Expiration

PRL USA Inc. The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps****	Worldwide exclusive license	March 31, 2017
Stella McCartney Limited	Stella McCartney	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Tiffany and Company	TIFFANY & CO. Tiffany

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

**
Japan only.

***
License acquired pursuant to the acquisition of Alain Mikli International on January 23, 2013.

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

        We produce and sell to the U.S. government, including the U.S. military, and to international governments, certain Oakley and ESS protective eyewear and other products. As a result, our operations are subject to various regulatory requirements, including the necessity of obtaining government approvals for certain products, country-of-origin restrictions on materials in certain products, U.S.-imposed restrictions on sales to specific countries, foreign import controls, and various decrees, laws, taxes, regulations, interpretations and court judgments that are not always fully developed and that may be retroactively or arbitrarily applied. Additionally, we could be subject to periodic audits by U.S. government personnel for contract and other regulatory compliance.

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

        Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our retail division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as the popularity and market acceptance of our brands. See Item 3—"Key Information—Risk Factors—If we are unable to successfully introduce new products and develop our brands, our future sales and operating performance may suffer" and "—If we fail to maintain an efficient distribution network or if there is a disruption to our critical manufacturing plants or distribution network in our highly competitive markets, our business, results of operations and financial condition could suffer."

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

        The managed vision care market in North America is highly competitive. EyeMed has a number of competitors, including Vision Service Plan ("VSP"), Davis Vision and Spectera. While VSP was founded almost 57 years ago and is the current market leader, EyeMed's consistent year-over-year growth has enabled us to become the second largest market competitor in terms of funded lives. EyeMed competes based on its ability to offer a network and plan design with the goal of delivering overall value based on the price, accessibility and administrative services provided to clients and their members.

SEASONALITY

        We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 52.7% and 53.7% of our sales in 2012 and 2011, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. In 2008, the fiscal year for our Retail Division in North America and the United Kingdom included 53 weeks; in 2009, the fiscal year for our Retail Division in Asia-Pacific, Greater China (mainland China and Hong Kong) and South Africa included 53 weeks. A 53-week year occurs in five- to six-year intervals and will occur again in fiscal 2014 in North America and the United Kingdom and in fiscal 2015 in Asia-Pacific, Greater China and South Africa.

ORGANIZATIONAL STRUCTURE

        We are a holding company, and the majority of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, the retail Licensed Brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through 10 manufacturing plants and over 40 geographically oriented wholesale distribution subsidiaries. See "—Distribution" for a breakdown of the geographic regions. The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

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

(1)
Successor by merger to our LensCrafters, Cole and Pearle Vision subsidiaries.

(2)
In addition to being a holding company, Oakley, Inc. is also a manufacturer and a distributor.

PROPERTY, PLANT AND EQUIPMENT

        Our corporate headquarters is located at Via C. Cantù 2, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of March 31, 2013 is set forth below:

			Approximate Area in Square Feet
		Owned/ Leased
Location	Use

Milan, Italy	Corporate headquarters	Owned	115,716
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	926,200
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American distribution center	Owned	183,521
Campinas, Brazil	Manufacturing and research facility, administrative offices and related space	Leased	484,391
Port Washington (New York), United States	U.S. corporate headquarters and wholesale division	Leased	35,000
Foothill Ranch/Lake Forest (California), United States(2)	Oakley headquarters, manufacturing facility and ophthalmic laboratory	Owned	787,114
Ontario (California), United States	Oakley eyewear, apparel and footwear distribution centers	Leased	408,740
Macquarie Park, Australia	Offices	Leased	61,496
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Warehouse, distribution center	Leased	96,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
Knoxville (Tennessee), United States	Ophthalmic laboratory	Leased	44,456
St. Albans (Hertfordshire), United Kingdom	Offices	Leased	15,600
Dongguan, China(1)(3)	Office, manufacturing facility, land and dormitories	Leased	4,038,598
Shanghai, China(4)	Offices	Leased	52,206
Bhiwadi, India(5)	Manufacturing facility, administrative offices	Leased	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(6)	Frame manufacturing facility	Owned	191,722
Sedico, Italy(1)	Frame manufacturing facility	Owned	342,830
Izmir, Turkey	Turkish headquarters, offices, warehouse and frame manufacturing facility	Leased	92,750
Winnipeg, Canada	Ophthalmic laboratory, warehouse, distribution center	Leased	21,949
Santiago, Chile	Offices, warehouse, finishing lab	Leased	41,484
São Paulo, Brazil	Administrative offices	Leased	51,010
Jundiaí, Brazil	Distribution center	Leased	81,698
Manhattan (New York), United States	Offices	Leased	14,406

(1)
Facility is comprised of several different premises located within the same municipality.

(2)
Facility is comprised of several different premises located in Foothill Ranch and Lake Forest, California, United States. The premises in Lake Forest (250,214 square feet) are leased.

(3)
Facility consists of 1,422,545 square feet dedicated to offices and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years beginning in 2004. A new facility is under construction to expand our manufacturing capacity.

(4)
Facility is comprised of two different premises located within the same municipality.

(5)
We have leased such facility for 99 years beginning in 1989.

(6)
25,963 square feet of this facility are leased.

        A substantial number of our retail stores are leased. See "—Distribution—Retail Distribution" above for more information about our retail locations and a breakdown of geographic regions. All of our retail store leases expire between 2013 and 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

        We believe that our current facilities (including our manufacturing facilities) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

RECENT DEVELOPMENTS

        On January 23, 2013, we closed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15 million of Alain Mikli's debt, totaled Euro 91 million. As a result of this acquisition, we will significantly strengthen our luxury brand portfolio and prescription offerings.

        On November 27, 2012, we entered into an agreement with Salmoiraghi & Viganò S.p.A. and Salmoiraghi & Viganò Holding S.R.L. pursuant to which Luxottica subscribed to shares as part of a capital injection, corresponding to a 36.33% equity stake in the Italian optical retailer. The transaction is valued at Euro 45 million and was completed on March 25, 2013.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

        We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary brand and designer lines of mid- to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate in our retail segment principally through our retail brands, which include LensCrafters, Sunglass Hut (including those in host stores), Pearle Vision, ILORI, The Optical Shop of Aspen, GMO, OPSM, Laubman & Pank, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our retail Licensed Brands (Sears Optical and Target Optical). As of December 31, 2012, the retail segment consisted of 6,417 corporate-owned retail locations and 543 franchised or licensed locations as follows:

			China/ Hong Kong		Africa and Middle East		Central and South America
	North America	Asia- Pacific				South Africa
				Europe				Total

LensCrafters	968	—	210	—	—	—	—	1,178
Pearle Vision	266	—	—	—	—	—	—	266
Sunglass Hut(1)	1,912	249	7	212	—	120	126	2,626
Ilori and The Optical Shop of Aspen	39	—	—	—	—	—	—	39
Oliver Peoples	7	—	—	—	—	—	—	7
Oakley retail locations(2)	148	22	—	13	—	—	4	187
Sears Optical	775	—	—	—	—	—	—	775
Target Optical	331	—	—	—	—	—	—	331
OPSM	—	392	—	—	—	—	—	392
Laubman & Pank	—	51	—	—	—	—	—	51
Budget Eyewear(3)	—	4	—	—	—	—	—	4
Bright Eyes	—	30	—	—	—	—	—	30
David Clulow(4)	—	—	—	80	—	—	—	80
GMO(5)	—	—	—	—	—	—	451	451
Franchised or licensed locations(6)	372	126	—	7	35	—	3	543

Total	4,818	874	217	312	35	120	584	6,960

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

(4)
Includes David Clulow joint-venture stores.

(5)
Includes primarily stores operating under the GMO and Econópticas retail brands.

(6)
Includes primarily franchised and licensed locations for Pearle Vision (356 locations) and Bright Eyes (49 locations), with the remaining locations for Budget Eyewear, David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples and Icon-HMS.

        LensCrafters, ILORI, Pearle Vision, our retail Licensed Brands (Sears Optical and Target Optical), Oakley (Oakley "O" Stores and Vaults), Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM, Laubman & Pank and Bright Eyes operate retail outlets located in Australia and New Zealand. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales. In 2006, we began operating retail locations in mainland China and currently we have rebranded the acquired stores to our premium LensCrafters brand in mainland China and Hong Kong. In 2008, we acquired David Clulow, a premium optical, retailer operating in the United Kingdom and Ireland. In 2011, we completed our acquisition of Multiópticas Internacional. Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division.

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

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3257 in 2010 to Euro 1.00 = U.S. $1.3920 in 2011 to Euro 1.00 = U.S. $1.2848 in 2012. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—"Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity" and Item 3—"Key Information—Risk Factors—If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group could suffer."

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

  Income Taxes

        Income taxes are recorded in accordance with IAS 12, Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our Consolidated Financial Statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantially enacted by the end of the reporting period. The realization of deferred tax assets depends, among other things, on the Group's ability to generate sufficient taxable income in future years and the reversal of taxable temporary differences, taking into account any restrictions on the carry-forward of tax losses. The estimated tax rates and the deferred tax assets and liabilities recorded are based on information available at the time of calculation. This information is subject to change due to subsequent tax audits performed by different taxing jurisdictions and changes in corporate structure not contemplated at the time of calculation, as well as various other factors.

        In addition the Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes.

  Inventories

        Our manufactured inventories were approximately 53.5% and 54.9% of total frame inventory for each of 2012 and 2011, respectively. All inventories at December 31, 2012 were valued using the lower of cost, as determined under an average annual cost by product line method, or market. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

  Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

        In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2012, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 4.5 billion or approximately 53.2% of total assets.

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

        Goodwill is no longer amortized, but rather is tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years. We recorded an impairment loss of Euro 0.0 million, Euro 0.0 million and Euro 20.4 million in 2012, 2011 and 2010, respectively. For further details, see Note 11 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

OVERVIEW OF 2012 RESULTS OF OPERATIONS

        In fiscal year 2012, we achieved strong growth of net sales and a more than proportionate increase in profitability relative to sales growth, as well as a significant improvement in financial leverage. Both segments made a major contribution to our results.

        Because of our worldwide operations, our results of operations are affected by foreign exchange rate fluctuations. In 2012, the strengthening of certain currencies in which we conduct business, in particular of the U.S. dollar against the Euro, which is our reporting currency, increased net sales by Euro 398.9 million, primarily in the retail distribution segment. This discussion should be read in conjunction with Item 3—"Key Information—Risk Factors" and the Consolidated Financial Statements and related notes included in Item 18.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	2012	2011	2010

Net Sales	100.0%	100.0%	100.0%
Cost of Sales	33.6	34.8	34.3
Gross Profit	66.4	65.2	65.7
Operating Expenses:
Selling and Advertising	40.1	40.3	40.8
General and Administrative	12.5	11.9	12.6
Total	52.6	52.2	53.4
Income from Operations	13.9	13.0	12.3
Other Income (Expense)—Net	(1.7)	(1.8)	(1.8)
Provision for Income Taxes	(4.4)	(3.8)	(3.8)
Net Income from Continuing Operations	7.7	7.4	6.7
Discontinued Operations	—	—	0.3
Net Income	7.7	7.4	7.0
Net Income Attributable to Non-Controlling Interests	0.1	0.1	0.1
Net Income Attributable to Luxottica Group Stockholders	7.6	7.4	6.9

        For additional financial information by operating segment and geographic region, see Note 5 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        Throughout the following comparison of the fiscal year ended December 31, 2012 to the fiscal year ended December 31, 2011, and of the fiscal year ended December 31, 2011 to the fiscal year ended December 31, 2010, we use certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance. For further information regarding the use of and limitations relating to such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

        In addition, comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 2012 TO THE FISCAL YEAR ENDED DECEMBER 31, 2011.

        Net Sales.    Net sales increased by Euro 863.7 million, or 13.9%, to Euro 7,086.1 million in 2012 from Euro 6,222.5 million in 2011. Euro 316.7 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment during 2012 as compared to 2011 and to increased sales of Euro 546.9 million in the retail distribution segment during 2012 as compared to 2011.

        Net sales for the retail distribution segment increased by Euro 546.9 million, or 14.5%, to Euro 4,313.1 million in 2012 from Euro 3,766.1 million in 2011. The increase in net sales for the period was partially attributable to a 5.8% improvement in comparable store sales. In particular, we saw a 5.5% increase in comparable store sales for the North American retail operations, and a 6.5% increase in comparable store sales for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and of the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 327.3 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 316.7 million, or 12.9%, to Euro 2,773.1 million in 2012 from Euro 2,456.3 million in 2011. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban, Oakley, which recorded high single-digit growth in optical, and Persol, and of some designer brands such as Burberry, Prada, Polo, Tiffany and the additional sales of Coach, launched in January 2012. These sales volume increases occurred in most of the geographic markets in which the Group operates. In addition there was a further positive net sales impact of Euro 71.7 million due to positive currency fluctuations, in particular the strengthening of the U.S. dollar and other minor currencies, including but not limited to the Japanese Yen and Canadian Dollar, partially offset by weakening of the Brazilian Real.

        In 2012, net sales in the retail distribution segment accounted for approximately 60.9% of total net sales, as compared to approximately 60.5% of total net sales in 2011. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 14.5% increase in net sales to third parties in our retail distribution segment in 2012 as compared to 2011, which exceeded a 12.9% increase in net sales for the manufacturing and wholesale distribution segment for 2012 as compared to 2011.

        In 2012 and 2011, net sales in our retail distribution segment in the United States and Canada comprised 78.4% and 79.9%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 3.7% to U.S. $4,343.5 million in 2012 from U.S. $4,188.4 million in 2011, due to sales volume increases. During 2012, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.6% of our total net sales in the retail distribution segment and increased by 23.1% to Euro 932.4 million in 2012 from Euro 757.2 million, or 20.1% of our total net sales in the retail distribution segment, in 2011, mainly due to an increase in consumer demand and to the contribution to sales by Multiopticas, our newly acquired retail chain in South America for all of 2012.

        In 2012, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,183.3 million, comprising 42.7% of our total net sales in this segment, compared to Euro 1,128.9 million, or 46.0% of total net sales in the segment, in 2011. The increase in net sales in Europe of Euro 54.4 million in 2012 as compared to 2011 constituted a 4.8% increase in net sales to third parties. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $953.6 million and comprised 26.8% of our total net sales in this segment in 2012, compared to U.S. $830.1 million, or 24.3% of total net sales in the segment, in 2011. The increase in net sales in the United States and Canada in 2012 compared to 2011 was primarily due to a general increase in consumer demand and to additional sales of the recently launched Coach line. In 2012, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 847.6 million, comprising 30.6% of our total net sales in this segment, compared to Euro 731.1 million, or 29.8% of our net sales in this segment, in 2011. The increase of Euro 116.5 million, or 15.9%, in 2012 as compared to 2011 was due to the effect of currency fluctuations as well as an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 211.0 million, or 9.7%, to Euro 2,379.1 million in 2012 from Euro 2,168.1 million in 2011. As a percentage of net sales, cost of sales was 33.6% and 34.8% in 2012 and 2011, respectively, primarily due to an increase in manufacturing efficiency. In 2012, the average number of frames produced daily in our facilities increased to approximately 275,500 as compared to approximately 263,300 in 2011, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 652.6 million, or 16.1%, to Euro 4,707.0 million in 2012 from Euro 4,054.4 million in 2011. As a percentage of net sales, gross profit was 66.4% and 65.2% in 2012 and 2011, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 477.7 million, or 14.7%, to Euro 3,725.0 million in 2012 from Euro 3,247.3 million in 2011. As a percentage of net sales, operating expenses were 52.6% in 2012 compared to 52.2% in 2011. Total adjusted operating expenses increased by Euro 471.1 million, or 14.6%, to Euro 3,704.7 million in 2012 from Euro 3,233.6 million in 2011, excluding the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 20.3 million and, in 2011, non-recurring income and expenses amounting to approximately Euro 13.7 million. As a percentage of net sales, adjusted operating expenses increased to 52.3% in 2012 from 52.0% in 2011.

        A reconciliation of adjusted operating expenses, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

Operating expenses	3,725.0	3,247.3
> Adjustment for OPSM reorganization	(20.3)	(9.6)
> Adjustment for Multiópticas Internacional extraordinary gain	—	19.0
> Adjustment for 50th anniversary celebrations	—	(12.0)
> Adjustment for restructuring costs in retail division	—	(11.2)

Adjusted operating expenses	3,704.7	3,233.6

        Selling and advertising expenses (including royalty expenses) increased by Euro 332.2 million, or 13.2%, to Euro 2,842.0 million in 2012 from Euro 2,509.8 million in 2011. Selling expenses increased by Euro 276.4 million, or 13.9%. Advertising expenses increased by Euro 37.7 million, or 9.2%. Royalties increased by Euro 18.1 million, or 17.0%. As a percentage of net sales, selling and advertising expenses were 40.1% in 2012 and 40.3% in 2011.

        Adjusted selling and advertising expenses (including royalty expenses) increased by Euro 323.4 million, or 12.9%, to Euro 2,824.6 million in 2012, as compared to Euro 2,501.2 million in 2011. Adjusted selling expenses in 2012 and 2011, excluding, respectively, the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 17.3 million and the non-recurring impairment loss related to the reorganization of the Australian retail division of approximately Euro 2.9 million, increased by Euro 262.0 million, or 13.1% to Euro 2,254.1 million from Euro 1,992.1 million in 2011. As a percentage of net sales, adjusted selling expenses were 31.8% in 2012 and 32.0% in 2011.

        Adjusted advertising expenses, excluding, in 2011, the non-recurring expenses related to celebration of the 50th anniversary of the founding of Luxottica Group S.p.A. of approximately Euro 5.7 million, increased by Euro 43.4 million to Euro 446.2 million from Euro 402.8 million in 2011. As a percentage of net sales, adjusted advertising expenses were 6.3% in 2012 and 6.5% in 2011.

        A reconciliation of adjusted selling and advertising expenses, a non-IFRS measure, to selling and advertising expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

Selling and advertising expenses	2,842.0	2,509.8
> Adjustment for OPSM reorganization	(17.3)	—
> Adjustment for 50th anniversary celebrations	—	(5.7)
> Adjustment for restructuring costs in retail division	—	(2.9)

Adjusted selling and advertising expenses	2,824.6	2,501.2

        General and administrative expenses, including intangible asset amortization, increased by Euro 145.5 million, or 19.7%, to Euro 883.0 million in 2012, as compared to Euro 737.5 million in 2011. As a percentage of net sales, general and administrative expenses increased to 12.5% in 2012, compared to 11.9% in 2011.

        Adjusted general and administrative expenses, including intangible asset amortization and excluding, in 2012, the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 3.0 million and, in 2011, the non-recurring income and expenses of approximately Euro 5.2 million, increased by Euro 147.7 million, or 20.2%, to Euro 880.0 million in 2012 as compared to Euro 732.3 million in 2011. As a percentage of net sales, adjusted general and administrative expenses increased to 12.4% in 2012, compared to 11.8% in 2011.

        A reconciliation of adjusted general and administrative expenses, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

General and administrative expenses	883.0	737.5
> Adjustment for OPSM reorganization	(3.0)	(9.6)
> Adjustment for Multiópticas Internacional extraordinary gain	—	19.0
> Adjustment for 50th anniversary celebrations	—	(6.3)
> Adjustment for restructuring costs in retail division	—	(8.3)

Adjusted general and administrative expenses	880.0	732.3

        Income from Operations.    For the reasons described above, income from operations increased by Euro 174.9 million, or 21.7%, to Euro 982.0 million in 2012 from Euro 807.1 million in 2011. As a percentage of net sales, income from operations increased to 13.9% in 2012 from 13.0% in 2011. Adjusted income from operations increased by Euro 182.9 million, or 22.3%, to Euro 1,003.7 million in 2012 from Euro 820.9 million in 2011. As a percentage of net sales, adjusted income from operations increased to 14.2% in 2012 from 13.2% in 2011.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

Income from operations	982.0	807.1
> Adjustment for OPSM reorganization	21.7	9.6
> Adjustment for Multiópticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	12.0
> Adjustment for restructuring costs in retail division	—	11.2

Adjusted income from operations	1,003.7	820.9

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (125.7) million in 2012 as compared to Euro (111.9) million in 2011. Net interest expense was Euro 119.2 million in 2012 as compared to Euro 108.6 million in 2011. The increase was mainly due to the acquisition of Tecnol and to a new long-term loan being executed during 2012.

        Net Income.    Income before taxes increased by Euro 161.1 million, or 23.2%, to Euro 856.4 million in 2012 from Euro 695.3 million in 2011 for the reasons described above. As a percentage of net sales, income before taxes increased to 12.1% in 2012, from 11.2% in the same period of 2011. Adjusted income before taxes increased by Euro 169.1 million, or 23.8%, to Euro 878.1 million in 2012, from Euro 709.0 million in 2011 for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 12.4% in 2012 from 11.4% in 2011.

        A reconciliation of adjusted net income before taxes, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

Net Income before taxes	856.4	695.3
> Adjustment for OPSM reorganization	21.7	9.6
> Adjustment for Multiópticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	12.0
> Adjustment for restructuring costs in retail division	—	11.2

Adjusted income before taxes	878.1	709.0

        Our effective tax rate was 36.3% and 34.1% in 2012 and 2011, respectively.

        Net income attributable to non-controlling interests decreased to Euro 4.2 million in 2012 as compared to Euro 6.0 million in 2011.

        Net income attributable to Luxottica Group stockholders increased by Euro 89.4 million, or 19.8%, to Euro 541.7 million in 2012 from Euro 452.3 million in 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.6% in 2012 from 7.3% in 2011. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 111.3 million, or 24.4%, to Euro 566.9 million in 2012 from Euro 455.6 million in 2011. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.0% in 2012, from 7.3% in 2011.

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

(Amounts in millions of Euro)	2012	2011

Net income attributable to Luxottica Group stockholders	541.7	452.3
> Adjustment for OPSM reorganization	15.2	6.7
> Adjustment for Italian income tax audit	10.0	—
> Adjustment for Multiópticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	8.5
> Adjustment for restructuring costs in retail division	—	7.1
Adjusted net income attributable to Luxottica Group stockholders	566.9	455.6

        Basic earnings per share were Euro 1.17 in 2012 as compared to Euro 0.98 in 2011. Diluted earnings per share were Euro 1.15 in 2012 as compared to Euro 0.98 in 2011.

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

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 219.9 million, or 9.8%, to Euro 2,456.3 million in 2011 from Euro 2,236.4 million in 2010. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban, Oakley and Persol, and of some designer brands such as Tiffany, Ralph Lauren and Burberry. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were partially offset by currency fluctuations, in particular the weakness of the U.S. dollar, which, despite a strengthening of the Australian dollar and other currencies, including but not limited to the Brazilian Real and the Japanese Yen decreased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 30.4 million.

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

        Cost of Sales.    Cost of sales increased by Euro 177.9 million, or 8.9%, to Euro 2,168.1 million in 2011 from Euro 1,990.2 million in 2010, increasing slightly compared to the increase of net sales in the period. As a percentage of net sales, cost of sales was at 34.8% and 34.3% in 2011 and 2010, respectively. In 2011, the average number of frames produced daily in our facilities increased to approximately 263,300 as compared to approximately 235,000 in 2010, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

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

(Amounts in millions of Euro)	2011	2010

Operating expenses	3,247.3	3,095.7
> Adjustment for Multiópticas Internacional extraordinary gain	19.0	—
> Adjustment for 50th anniversary celebrations	(12.0)	—
> Adjustment for restructuring costs in retail division	(11.2)	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	(9.6)	—
> Adjustment for goodwill impairment charge	—	(20.4)

Adjusted operating expenses	3,233.6	3,075.2

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

(Amounts in millions of Euro)	2011	2010

General and administrative expenses	737.5	727.7
> Adjustment for Multiópticas Internacional extraordinary gain	19.0	—
> Adjustment for 50th anniversary celebrations	(6.3)	—
> Adjustment for restructuring costs in retail division	(8.3)	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	(9.6)	—
> Adjustment for goodwill impairment charge	—	(20.4)

Adjusted general and administrative expenses	732.3	707.3

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

(Amounts in millions of Euro)	2011	2010

Income from operations	807.1	712.2
> Adjustment for Multiópticas Internacional extraordinary gain	(19.0)	—
> Adjustment for 50th anniversary celebrations	12.0	—
> Adjustment for restructuring costs in retail division	11.2	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	9.6	—
> Adjustment for goodwill impairment loss	—	20.4
Adjusted income from operations	820.9	732.6

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (111.9) million in 2011 as compared to Euro (106.6) million in 2010. Net interest expense was Euro 108.6 million in 2011 as compared to Euro 98.5 million in 2010.

        Net Income.    Income before taxes increased by Euro 89.7 million, or 14.8%, to Euro 695.3 million in 2011, from Euro 605.5 million in 2010, for the reasons described above. As a percentage of net sales, income before taxes increased to 11.2% in 2011, from 10.4% in the same period of 2010. Net income attributable to non-controlling interests increased to Euro 6.0 million in 2011 as compared to Euro 5.1 million in 2010. Discontinued operations were Euro 19.9 million in 2010 and related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which expired. Our effective tax rate was 34.1% and 36.0% in 2011 and 2010, respectively. Adjusted income before taxes increased by Euro 83.0 million, or 13.3%, to Euro 709.0 million in 2011, from Euro 626.0 million in 2010, for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 11.4% in 2011, from 10.8% in the same period of 2010.

        A reconciliation of adjusted net income before taxes, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2011	2010

Net Income before taxes	695.3	605.6
> Adjustment for Multiópticas Internacional extraordinary gain	(19.0)	—
> Adjustment for 50th anniversary celebrations	12.0	—
> Adjustment for restructuring costs in retail division	11.2	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	9.6	—
> Adjustment for goodwill impairment loss	—	20.4
Adjusted income before taxes	709.0	626.0

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

(Amounts in millions of Euro)	2011	2010

Net income attributable to Luxottica Group stockholders	452.3	402.2
> Adjustment for Multiópticas Internacional extraordinary gain	(19.0)	—
> Adjustment for 50th anniversary celebrations	8.5	—
> Adjustment for restructuring costs in retail division	7.1	—
> Adjustment for the non-recurring impairment loss related to the reorganization of the Australian business	6.7	—
> Adjustment for goodwill impairment loss	—	20.4
> Adjustment for discontinued operations	—	(19.9)
Adjusted net income attributable to Luxottica Group stockholders	455.6	402.7

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

  (a)
  non-recurring costs in 2012 of approximately Euro 15.2 million and impairment loss in 2011 of approximately Euro 9.6 million related to the OPSM reorganization;

  (b)
  non-recurring costs in 2012 of approximately Euro 10.0 million related to an ongoing income tax audit;

  (c)
  a non-recurring gain in 2011 of approximately Euro 19.0 million related to the acquisition of the 40% stake in Multiópticas Internacional;

  (d)
  non-recurring costs in 2011 of approximately Euro 12.0 million related to Luxottica's 50th anniversary celebrations;

  (e)
  non-recurring restructuring and start-up costs in our retail division in 2011 of approximately Euro 11.2 million;

  (f)
  a non-recurring gain in 2010 of Euro 19.9 million related to certain contingent liabilities originally recorded as part of the sale of our Things Remembered retail business in 2006, which expired; and

  (g)
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

TAXES

        Our effective tax rates for the fiscal years ended December 31, 2012, 2011 and 2010, were approximately 36.3%, 34.1% and 36.0%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        Our cash and cash equivalents at December 31, 2012 totaled Euro 790.1 million, compared to Euro 905.1 million at December 31, 2011. As of December 31, 2012, Euro 455.9 million of the Group's total cash and cash equivalents was held outside of Italy. There are no significant repatriation restrictions other than local or Italian taxes associated with repatriation. While we currently do not foresee a need to repatriate funds, should we require more capital in Italy than is generated by our operations locally, we could elect to raise capital in Italy or the rest of Europe through debt or equity issuances. These alternatives could result in higher effective tax rates or increased interest expense.

Cash Flows

        Operating Activities.    The Company's net cash provided by operating activities in 2012, 2011 and 2010 was Euro 1,040.4 million, Euro 820.9 million and Euro 831.6 million, respectively. The Euro 219.5 million increase in 2012 as compared to 2011 is mainly due to stronger Group performance in 2012 as compared to 2011 and 2010.

        Depreciation and amortization were Euro 358.3 million in 2012 as compared to Euro 323.9 million in 2011 and Euro 322.1 million in 2010. The increase in depreciation and amortization in 2012 as compared to 2011 is mainly due to the increase in tangible and intangible asset purchases, to the acquisitions of Tecnol and two European entities, Sun Planet Retail S.L. in Spain and Sun Planet (Portugal)-Oculos de

Sol, S.A. in Portugal (collectively, "Sun Planet") concluded in 2012 of approximately 3.1 million, and to the strengthening of the Euro in comparison to other main foreign currencies of about 20.8 million.

        Non-cash stock-based compensation expense was Euro 41.4 million in 2012 as compared to Euro 44.5 million in 2011 and Euro 32.9 million in 2010. The decrease in 2012 as compared to 2011 was mainly due to the non-recurring expense related to the gift of treasury shares recorded in 2011, partially offset by the higher expense related to awards under the new incentive plans granted in 2012. The increase in 2011 as compared to 2010 was mainly due to (i) expenses related to the new stock option plan granted in 2011 for approximately Euro 5.4 million and (ii) the gift of free treasury shares to certain employees of the Group, as part of the celebration related to the Group's 50th anniversary, which resulted in a non-recurring cost of approximately Euro 6.3 million.

        The change in accounts receivable was Euro (34.6) million in 2012 as compared to (16.4) million in 2011 and Euro 2.8 million in 2010. The change in 2012 as compared to 2011 was led by an increase in sales volume, partially offset by an improvement in the DSO ratio (days of sales outstanding). The change in 2011 as compared to 2010 was primarily due to an increase in sales volume in 2011 as compared to 2010 and to the growth of certain businesses in the North American retail division in 2011. The inventory change was Euro (80.5) million in 2012 as compared to Euro (30.5) million in 2011 and Euro (36.5) million in 2010. The change in 2012 as compared to 2011 was driven by an increase in inventory stock for the Wholesale Division to prepare for the SAP roll-out in the Italian manufacturing plants in early 2013. The change in 2011 as compared to 2010 was mainly due to increased production in our manufacturing facilities. The change in other assets and liabilities was Euro 31.4 million in 2012 as compared to Euro (14.0) million in 2011 and Euro 75.6 million in 2010. The change in 2012 as compared to 2011 was mainly due to the increase in liabilities to employees (about Euro 18.4 million) in the retail division in North America for timing in salaries payment for stores personnel. The change in 2011 as compared to 2010 was mainly due to the liabilities related to the growth of certain businesses in the North American retail division and to the increase of the liabilities to employees for salaries and bonuses paid in 2012. The change in accounts payable was Euro 61.5 million in 2012 as compared to Euro 51.1 million in 2011 and Euro 86.7 million in 2010. The change in 2012 as compared to 2011 was mainly due to extended payment terms with the vendors partially offset by the growth of the business. The change in 2011 as compared to 2010 was driven by more favorable payment terms agreed during 2011. Income tax payment in 2012 was Euro 265.7 million as compared to Euro 228.2 million in 2011 and Euro 229.3 million in 2010. The increase in income tax payment in 2012 compared to 2011 and 2010 was primarily attributable to the timing of our tax payments in different tax jurisdictions. Interest paid was Euro 120.8 million in 2012 as compared to Euro 122.5 in 2011 and 133.0 in 2010. The change in 2011 as compared to 2010 was mainly due to repayment of long-term debt.

        Investing Activities.    The Company's net cash used in investing activities was Euro 478.3 million, Euro 459.9 million and Euro 367.3 million in 2012, 2011 and 2010, respectively. The primary investment activities in 2012 were related to (i) the acquisition of tangible assets for Euro 261.6 million, (ii) the acquisition of intangible assets for Euro 117.0 million, mainly due to the implementation of a new IT infrastructure, (iii) the acquisition of Tecnol for Euro 66.4 million, (iv) the acquisition of Sun Planet for Euro 21.9 million and (v) other minor acquisitions for Euro 11.4 million. The primary investing activities in 2011 were related to (i) the acquisition of tangible assets for Euro 228.6 million; (ii) the acquisition of 60% of Multiópticas Internacional for Euro 89.8 million; (iii) the acquisition of two retail chains in Mexico for Euro 19.0 million; (iv) the acquisition of a retail chain in Australia for Euro 6.5 million; (v) other minor acquisitions for Euro 8.3 million in 2011; and (vi) the acquisition of intangible assets for the improvement of the Group IT structure for Euro 107.6 million. The main investment activities in 2010 were related to (i) the purchase of the remaining non-controlling interests in Luxottica Turkey for Euro 61.8 million; (ii) the purchase of the remaining non-controlling interests in Sunglass Hut UK for Euro 32.4 million; and (iii) other minor acquisitions for Euro 13.1 million.

        Our capital expenditures, excluding capital leases of Euro 7.9 million, were Euro 365.0 million in 2012 as compared to Euro 307.5 million in 2011 and Euro 230.4 million in 2010 and primarily related to the investment in IT infrastructure in 2012, 2011 and 2010 and in each year to investment in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail division. Capital expenditures were Euro 68.8 million in the three-month period ended March 31, 2013. It is our expectation that 2013 net capital expenditures will be approximately Euro 380 million, excluding investments for acquisitions. The Company will pay for these future capital expenditures with its currently available borrowing capacity and available cash.

        Net cash provided by disposals of property, plant and equipment was insignificant in 2012, 2011 and 2010. Investments in equity investees resulted in cash used of Euro 0.0 million in 2012, Euro 0.0 million in 2011 and Euro 20.7 million in 2010 and related to the second installment of the acquisition of a 40% participation in Multiópticas Internacional.

        Financing Activities.    The Company's net cash used in financing activities was Euro (668.3) million, Euro (164.4) million and Euro (187.4) million in 2012, 2011 and 2010, respectively. Cash used in financing activities in 2012 mainly related to the maturing of long-term loans for Euro 512.7 million, repayment of maturing outstanding debt for Euro (935.2) million and aggregate dividend payments to stockholders of Euro (227.4) million. Cash used in financing activities in 2011 mainly related to the maturing of long-term loans for Euro 250.6 million, repayment of maturing outstanding debt for Euro (230.4) million and aggregate dividend payments to stockholders of Euro (206.6) million. In 2010, cash used in financing activities mainly related to the repayment of maturing outstanding debt and aggregate dividend payments to stockholders of Euro (169.8) million related to the repayment of maturing outstanding debt and aggregate dividend payments to stockholders of Euro (103.5) million.

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

        Our long-term credit facilities contain certain financial covenants including ratios of Net Financial Position (as defined in the agreements) to EBITDA (earnings before interest, taxes, depreciation and amortization as defined in the agreements) and EBITDA to net financial charges (as defined in the agreements). As of December 31, 2012 and December 31, 2011, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur, such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

        The financial and operating covenants included in the above long-term debt are as follows (such terms are defined in our applicable debt agreements):

  1.
  consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA; and

  2.
  consolidated EBITDA shall not be less than five times the Consolidated Net Financial Charges.

        Our total indebtedness was Euro 2,362.2 million as of December 31, 2012. Available additional borrowings under credit facilities as of such date were Euro 1,200.4 million of which Euro 500.0 million were committed credit lines.

        The Group has credit ratings assigned by Standard & Poor's of BBB+ and A-2 for its long-term and short-term debt, respectively; the outlook was positive as of April 15, 2013.

        For additional information, see Note 21 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

Our Credit Facilities

  The Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps

        On June 3, 2004, we and our subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which was to be used for general corporate purposes, including the refinancing of our existing debt as it matured. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole. Amounts borrowed under Tranche B were paid prior to maturity in March 2013. Tranche C is a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and re-borrowed with all outstanding balances maturing in March 2013. We cancelled Tranche C effective April 17, 2012. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and accruing on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20% and 0.40% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on December 31, 2012 was 0.409% for Tranche B. As of December 31, 2012, Euro 45.7 million was borrowed under this credit facility. For additional information, see Note 21 to our Consolidated Financial Statements included in Item 18 of this Form 20-F. During the third quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325 million with various banks ("Tranche B Swaps"). These swaps expired on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchanged the floating rate of LIBOR for an average fixed rate of 4.63% per annum.

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

        The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group's ratio of debt to EBITDA. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.20% (0.41% for Facility D on December 31, 2012). Tranche E borrowings were fully repaid in advance on July 14, 2012 and October 15, 2012. The final maturity of Tranche D is October 12, 2013.

        During the third quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps expired on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchanged the floating rate of LIBOR for an average fixed rate of 4.26% per annum.

        During the fourth quarter of 2008 and January 2009, we entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700 million with various banks which decreased by U.S. $50 million every three months ("Tranche D Swaps"), which matches the scheduled maturity of the hedged debt. These swaps expired on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.672% per annum.

  The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps

        On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility requires repayment of equal quarterly installments of principal of Euro 30 million, which started August 29, 2011, and a last repayment of Euro 40 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40% and 0.60% based on the "Net Debt/EBITDA" ratio, as defined in the agreement (0.590% as of December 31, 2012). As of December 31, 2012, Euro 70 million was borrowed under this credit facility.

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

  The Euro 300 Million Club Deal

        On November 11, 2009, we entered into a Euro 300 million Term Facility Agreement, guaranteed by our subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75% and 3.00% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, we renegotiated this facility, extending the maturity for a further two years. The new expiration date is November 30, 2014. Interest currently accrues at EURIBOR plus a margin between 1.00% and 2.25%, as defined in the amendment (1.110% as of December 31, 2012). As of December 31, 2012, Euro 300 million was borrowed under this credit facility.

Our Other Debt Financings

  The U.S. $275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275 million of senior unsecured guaranteed notes, issued in three series ("Series A," "Series B" and "Series C"). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96% per annum, interest on the Series B Notes accrues at 6.42% per annum and interest on the Series C Notes accrues at 6.77% per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2012. The proceeds from the Notes were used to repay a portion of the bridge loan facility that expired on July 1, 2008.

  The U.S. $175 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series ("Series D," "Series E" and "Series F"). The aggregate principal amount of each of the Series D and Series E Notes is U.S. $50 million and the aggregate principal amount of the Series F Notes is U.S. $75 million. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19% per annum, interest on the Series E Notes accrues at 5.75% per annum and interest on the Series F Notes accrues at 5.39% per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2012. The proceeds from the Notes were used for general corporate purposes.

  The Euro 100 Million Senior Unsecured Guaranteed Notes

        On September 30, 2010, we closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series ("Series G" and "Series H"). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75% per annum and interest on the Series H Notes accrues at 4.25% per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2012. The proceeds from the Notes, received on September 30, 2010, were used for general corporate purposes.

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2015)

        On November 10, 2010, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due November 10, 2015. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0557635777. Interest on the Notes accrues at 4.00% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The Notes can be prepaid at our option under certain circumstances. The proceeds from the Notes were used for general corporate purposes.

  The U.S. $350 Million Senior Unsecured Guaranteed Notes

        On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million senior unsecured guaranteed notes ("Series I"). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35% per annum. The proceeds from the Notes, received on December 15, 2011, were used for general corporate purposes and to refinance existing term debt. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2012.

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

  The Euro 500 Million Multicurrency Revolving Credit Facility

        On April 17, 2012, we and our subsidiary, U.S. Holdings, entered into a multicurrency (Euro/U.S. dollars) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars). Amounts borrowed may be repaid and re-borrowed with all outstanding balances maturing on April 10, 2017. We can select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar-denominated loans based on the corresponding LIBOR rate and a premium of 0.35% per annum, both plus a margin between 1.30% and 2.25% based on the "Consolidated Net Debt to Consolidated EBITDA" ratio as defined in the agreement. As of December 31, 2012, the line was undrawn.

Outstanding Standby Letters of Credit

        Certain U.S. subsidiaries have obtained various standby and trade letters of credit from banks that aggregated Euro 23.0 million and Euro 63.4 million as of December 31, 2012 and 2011, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Concentration of Credit Risk

        Financial instruments which potentially expose us to concentration of credit risk consist primarily of cash, investments and accounts receivable. We attempt to limit our credit risk associated with cash equivalents by placing our cash balances and investments with highly-rated banks and financial institutions. However, at any time, amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, we limit our credit risk by performing ongoing credit evaluations, and certain customers may be required to post security in the form of letters of credit. As of December 31, 2012 and 2011, no single customer's balance comprised 10% or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2012 and 2011, was approximately Euro 28.1 million and Euro 30.6 million, respectively, due from the host stores of our retail Licensed Brands. These receivables represent cash proceeds from sales deposited into the host stores' bank accounts, which are subsequently forwarded to us on a weekly or monthly basis depending on our contract with the particular host store and are based on short-term contract arrangements.

Our Working Capital

        Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
(Amounts in millions of Euro)	2012	2011	2010

Current Assets	2,426.9	2,453.7	2,126.3
Current Liabilities	(1,805.0)	(1,927.5)	(1,477.1)

Working Capital	621.9	526.2	649.2

        The increase in working capital in 2012 as compared to 2011 is mainly attributable to a decrease in the current portion of outstanding long-term debt. The decrease in working capital in 2011 as compared to 2010 is mainly attributable to the increase in the current portion of long-term debt scheduled to mature in 2012.

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

Contractual Obligations and Commercial Commitments

        We are party to numerous contractual arrangements consisting of, among other things, royalty agreements with designers, leases for retail store, plant, warehouse and office facilities, as well as certain data processing and automotive equipment, and outstanding borrowings under credit agreements and facilities with financial institutions to finance our operations. These contractual arrangements may contain minimum annual commitments. A more complete discussion of the obligations and commitments is included in Notes 21 and 28 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases, minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2012. The table does not include pension liabilities or liabilities for uncertain tax payments. We cannot make a reasonable and reliable estimate of when or if the uncertain tax payments will be made. Our pension plans are discussed in Note 22 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

	Payments Due by Period
Contractual Obligations (Amounts in millions of Euro)	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Long-Term Debt and Current Maturities(1)(2)	316.5	937.4	88.9	1,019.4	2,362.2
Interest Payments(3)	100.1	169.8	140.2	67.3	477.4
Operating Leases	296.4	446.4	261.9	187.0	1,191.6
Minimum Royalty Arrangements(4)	98.0	171.2	124.6	211.4	605.3
Long-Term Purchase Commitments(5)	18.5	33.6	9.2	16.9	78.3
Endorsement Contracts(6)	6.6	7.7	0.1	—	14.4
Other Commitments(7)	6.9	7.8	0.1	—	14.8

Total	843.1	1,774.0	625.0	1,502.0	4,744.0

(1)
As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2012 and expect to be in compliance for the foreseeable future.

(2)
The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 3.5 million (less than one year) and Euro 25.7 million (one to three years).

(3)
These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2012 and assume that we make all scheduled principal payments as they mature.

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

        At December 31, 2012, we had available funds of approximately Euro 700.4 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. For additional information, see Note 15 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The Board of Directors of Luxottica Group S.p.A. currently consists of 13 members, each of whom was appointed at the Stockholders' Meeting held on April 27, 2012.

        The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2014.

        Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A.:

Name	Age	Senior Manager or Director(1) Since	Position

Leonardo Del Vecchio	77	1961	Chairman of the Board of Directors
Luigi Francavilla	75	1968/1985	Deputy Chairman
Andrea Guerra	47	2004	Chief Executive Officer and Director
Roger Abravanel	66	2006	Director
Mario Cattaneo	82	2003	Director
Enrico Cavatorta	51	1999/2003	Chief Financial Officer, General Manager—Central Corporate Functions and Director
Claudio Costamagna	57	2006	Director
Claudio Del Vecchio	56	1978/1986	Director
Sergio Erede	72	2004	Director
Elisabetta Magistretti	65	2012	Director
Marco Mangiagalli	64	2009	Director
Anna Puccio	49	2012	Director
Marco Reboa	57	2009	Director
Paolo Alberti	50	2009	Executive V.P., Wholesale
Colin Baden	51	1999	President and CEO Oakley
Chris Beer	47	2003	Chief Operating Officer, Luxottica Optical Retail Australasia and Greater China
Michael A. Boxer	51	1993	Executive V.P. and Group General Counsel
Nicola Brandolese	41	2012	Group Business Development Director and Chief Digital Officer
Fabio d'Angelantonio	43	2005	Chief Marketing Officer and Group Retail Luxury and Sun Director
Paola De Martini	50	2012	Group Tax and Italian Corporate Affairs Director
Elizabeth DiGiandomenico	47	1992	President, Luxottica Vision Care
Stefano Grassi	39	2012	Group Controlling & Forecasting Director
John Haugh	50	2011	Executive V.P., Sunglass Hut North America
Antonio Miyakawa	46	1993	Executive V.P., Marketing, Style & Product
Mario Pacifico	50	2003	Group Shared Services and Corporate Reporting Director
Nicola Pelà	50	2005	Group Human Resources Director
Paolo Pezzutto	46	2000	Group Commercial Service Strategy & Planning Director
Carlo Privitera	43	2005	COO Retail Business Services and Distribution North America
Alessandra Senici	45	2000	Group Investor Relations Director
Massimo Vian	40	2005	Group Chief Operations Officer
Mark Weikel	58	2010	President of Retail Optical North America

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

        All information disclosed below regarding compensation, shareholdings and incentive plans of senior managers also include four senior managers, each of whom held office for part of 2012.

        Executive officers serve at the discretion of the Board of Directors. Messrs. Cattaneo, Abravanel, Costamagna, Claudio Del Vecchio, Erede, Mangiagalli and Reboa and Mses. Magistretti and Puccio are all non-executive directors. In addition, Mses. Magistretti and Puccio and Messrs. Cattaneo, Abravanel, Costamagna, Mangiagalli and Reboa are also independent directors under Italian law.

        Pursuant to Italian law and our By-laws, a list for the appointment of the Board of Directors can be presented only by stockholders who hold the minimum percentage of the share capital established annually by Consob. For 2012, this was equal to 1% of the share capital of the Company. All directors were appointed by Delfin S.à r.l., our controlling stockholder.

        Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the Stockholders' Meeting, composed of three experts in accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors is required to verify that we (i) comply with applicable law and our By-laws, (ii) respect the principles of correct administration, (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems, (iv) ensure that our accounting system represents the facts in a fair and true manner and (v) give adequate instructions to our subsidiaries. The Board also supervises the manner in which we comply with the Code of Corporate Governance issued by Borsa Italiana S.p.A. It also supervises our financial reporting process, the effectiveness of our internal auditing system and risk assessment, the audit work and the independence of our auditing firm. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and of the stockholders, they are not deemed to be members of the Board of Directors and do not vote on matters submitted to such meetings. At the Stockholders Meeting on April 27, 2012, the following individuals were appointed as members of the Board of Statutory Auditors: Francesco Vella, who is Chairman, Barbara Tadolini and Alberto Giussani. The following individuals were also appointed as alternate members of the Board of Statutory Auditors: Giorgio Silva and Fabrizio Riccardo Di Giusto. The alternate members will replace current members who leave their position during the current term. Francesco Vella and Fabrizio Riccardo Di Giusto were selected from a list submitted by minority stockholders. Alberto Giussani, Barbara Tadolini and Giorgio Silva were selected from a list submitted by Delfin S.à r.l. The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2014.

        See Item 16G—"Corporate Governance—Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange" for more information regarding the designation of the Board of Statutory Auditors to act as our "Audit Committee" as defined in the U.S. Sarbanes-Oxley Act of 2002.

        On July 26, 2012, the Board of Directors approved certain amendments to our By-laws as required by Italian law no. 120/2011 in order to ensure gender equality in the composition of the Board of Directors and the Board of Statutory Auditors. Please see Item 10—"Additional Information" for further details regarding the requirements set forth under the law no. 120/2011.

        Pursuant to the Italian Code of Corporate Governance, issued by Borsa Italiana, we also maintain a Human Resources Committee, elected from the members of the Board of Directors. The Human Resources Committee has verification, advisory and proposal making functions, including, among others, (i) recommending to the Board of Directors the remuneration payable to the Company's Directors with additional responsibilities, determining the remuneration criteria for senior management of the Company and of the entire Group and making proposals to the Board of Directors regarding the remuneration of senior management based on such criteria and (ii) reviewing the Luxottica Group employees' incentive plans and making proposals to the Board of Directors regarding the beneficiaries of the plans. Effective as of April 27, 2012, the members of the Human Resources Committee are independent directors Claudio Costamagna, who acts as Chairman, Roger Abravanel and Anna Puccio.

The term of the Human Resources Committee is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

        We also have a Control and Risk Committee (previously the Internal Control Committee) elected from the members of the Board of Directors. The Control and Risk Committee is responsible for performing investigations, providing advice and submitting proposals to the Board of Directors. In particular, the Control and Risk Committee (i) assists the Board of Directors in the execution of its internal control tasks and mandates, (ii) evaluates the planned initiatives and projects of the Internal Auditing function, (iii) reviews and assesses the regular reports issued by the Internal Auditing function, (iv) assesses, together with the manager responsible for the preparation of the Company's accounting records and the managers and the auditors, the proper use and application of accounting principles, (v) assesses the results of the activities performed by the Internal Auditing function, (vi) expresses opinions concerning the identification and management of corporate risks and (vii) expresses opinions concerning the planning, implementation and management of the internal control system.

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

        A short biography of each of our Directors and executive officers is set forth below:

        Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Board since the Group was formed in 1961. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999, he received a Master "honoris causa" in International Business from MIB- Management School in Trieste. In 2002, he received an honorary degree in Managerial Engineering from the University of Udine and, in March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Furthermore, in December 2012, Mr. Del Vecchio received from CUOA Foundation a master "honoris causa" in Business Administration. Mr. Del Vecchio is also a director of Beni Stabili S.p.A. SIIQ and GiVi Holding S.p.A., Vice Chairman of Foncière des Régions S.A. and a director of Delfin S.à r.l., Aterno S.a.r.l. and Kairos Partners SGR S.p.A.

        Luigi Francavilla joined the Group in 1968, has been Director since 1985, Deputy Chairman since 1991, and was, until June 2010, the Chief Quality Officer of the Group. From 1977 until May 2009, he was Group Product and Design Director. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In addition, he is Chairman of Luxottica S.r.l., our principal operating subsidiary. Mr. Francavilla is also a Director in the Venice branch of the Bank of Italy and is the Honorary Chairman of Confindustria Belluno. In April 2000, he received an honorary degree in Business Administration from Constantinian University in Cranston, Rhode Island, U.S.A. In 2011, he was appointed Grande Ufficiale of the Italian Republic. In 2012, the President of the Republic of Italy conferred on Mr. Francavilla the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit).

        Andrea Guerra was appointed a Director and Chief Executive Officer of the Company on July 27, 2004. Prior to joining the Company, Mr. Guerra was with Merloni Elettrodomestici since 1994, where, from 2000, he was its Chief Executive Officer. Prior to being at Merloni, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. He received a degree in Business Administration from the "La Sapienza" University of Rome in 1989. Mr. Guerra is Director of Luxottica S.r.l., Chairman of OPSM Group PTY Limited, member of the Board of Directors of Luxottica U.S. Holdings Corp., Luxottica Retail North America Inc. and of Oakley, Inc., all of which belong to Luxottica Group. He is a member of the Steering Committee of Fondo Strategico Italiano S.p.A. and also a member of the Board of Directors of Amplifon S.p.A. and Ariston Thermo S.p.A.

        Roger Abravanel has been a Director since 2006. He worked at McKinsey & Company from 1972 until June 2006. Mr. Abravanel is also involved in international consulting projects, advising on strategic, organizational and operational development issues. He graduated with a degree in Engineering from the Politecnico di Milano and received a Masters in Business Administration from INSEAD in Fontainebleau (with High Distinctions). He is the author of several studies and articles on business organization. He is a member of the Board of Directors of Teva Pharmaceutical Industries LTD, Banca Nazionale del Lavoro S.p.A., COFIDE S.p.A., Admiral Group Plc., Coesia S.p.A. and Esselunga S.p.A.

        Mario Cattaneo has been a Director since 2003. He is emeritus professor of Corporate Finance at the Catholic University of Milan. He was a director of Eni S.p.A. from 1998 until 2005 and of Unicredito from 1999 until 2005 and Statutory Auditor of the Bank of Italy from 1991 until 1999. He is a member of the Board of Directors of Impregilo S.p.A. and Bracco S.p.A. He is an auditor of Michelin Italiana Sami S.p.A. and a member of the Supervisory Board of UBI Banca S.C.p.A.

        Enrico Cavatorta has been General Manager—Central Corporate Functions since March 2011. He has been a Director of the Group since 2003. He has been Chief Financial Officer since he joined the Group in 1999 and is a director of the principal subsidiaries of the Company, including Luxottica U.S. Holdings Corp., Luxottica S.r.l., OPSM Group Pty Ltd., Luxottica Retail North America Inc. and Oakley, Inc. Mr. Cavatorta is also a director of Salmoiraghi & Viganò S.p.A. Prior to joining Luxottica, Mr. Cavatorta was with Piaggio S.p.A., most recently as Group Controller, responsible for planning and control. From 1993 to 1996, Mr. Cavatorta was a consultant with McKinsey & Co., having joined the firm from Procter & Gamble Italy, where he worked from 1985 to 1993, most recently as Controller. Mr. Cavatorta graduated with the highest honors from the LUISS University in Rome with a bachelor's degree in Business Administration.

        Claudio Costamagna has been a Director since 2006. Mr. Costamagna holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs where he served for many years as Chairman of the Investment Banking division for Europe, the Middle East and Africa. He is currently Chairman of "CC e Soci S.r.l.", a financial advisory boutique he founded, and a member of the International Advisory Board of the Bocconi University and Virgin Group. Mr. Costamagna is Chairman of Impregilo S.p.A., AAA S.A. and Adviseonly SIM. He is also director of DEA Capital S.p.A., Il Sole24Ore S.p.A., FTI Consulting Inc. and Virgin Group Holdings Limited.

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

        Sergio Erede has been a Director since 2004. Mr. Erede graduated magna cum laude from the University of Milan in 1962 with a degree in jurisprudence and obtained an LL.M. from Harvard Law School in 1964. From 1965 to 1969, he was head of the legal department of IBM Italia S.p.A. Prior to such time, Mr. Erede was an attorney at the law firm of Sullivan & Cromwell from 1964 to 1965, and the law firm of Hale & Dorr from 1963 to 1964. In 1999, he founded the law firm of Bonelli, Erede & Pappalardo (which is the successor by merger to the firm of Erede e Associati), a leading firm in Italian financial transactions. Additionally, he is a member of the Board of Directors of Foncière des Régions S.A., Interpump Group S.p.A., Gruppo Editoriale L'Espresso S.p.A., Manuli Rubber Industries S.p.A., Gruppo IPG Holding S.r.l. (Gruppo Interpump), Bolton Group International S.r.l., Brioni S.p.A., Sintonia S.p.A. and Delfin S.à r.l. Additionally, Mr. Erede is Chairman of AON Italia S.r.l. and vice chairman of the Board of Directors of Banca Nazionale del Lavoro S.p.A.

        Elisabetta Magistretti became a Director of Luxottica Group S.p.A. on April 27, 2012. She graduated with honors from Bocconi University with a degree in Business and Economics. Ms. Magistretti is a Certified Chartered Public Accountant. She began her career at Arthur Andersen in

1972, where she became a partner in 1984. In 2001, she joined Unicredit Group as Head of the Administrative Government; from 2006 to 2009 she was responsible for the Group Internal Audit Department. From 2002 to 2009, she served on the Board of "Fondo Interbancario di Tutela dei Depositi," from 2002 to 2011, she served on the Management Board of "Organismo Italiano di Contabilità" and from 2006 to 2009, she was a member of the Supervisory Board of Unicredit S.p.A. From 2003 until early 2013, she was a Director of Unicredit Audit. From 2010 until 2012, she was a member of the Unicredit Bulbank Audit Committee and of the Supervisory Board of Zao Unicredit Russia, where she was Chairman of the Audit Committee. From 2011 to 2012, she was an independent director of Gefran S.p.A. She is also member of the Board of Directors of Pirelli & C. S.p.A. and Mediobanca S.p.A.

        Marco Mangiagalli became a Director on April 29, 2009. Mr. Mangiagalli received a degree in Political Economy from the "Luigi Bocconi" University in 1973. Most of his career has been with Eni Group; he also has had working experience with Barclays Group in Italy and the Nuovo Banco Ambrosiano Group. He has served as a member of the Board of Directors for Agip S.p.A., Polimeri Europa S.p.A., Nuovo Pignone S.p.A., Snamprogetti S.p.A., Saipem S.p.A., Eni International Holding B.V., Albacom S.p.A., Emittenti Titoli S.p.A. and Oil Investment Corp. He also has been Chairman of Eni Coordination Center S.A., Eni Bank Ltd/Banque Eni S.A. and of Enifin S.p.A. From August 2008 to May 2011, he was Chairman of the Board of Directors for Saipem S.p.A. He is a member of the Supervisory Board of Intesa San Paolo S.p.A. and a member of the Board of Directors of Autogrill S.p.A. He is also a member of the Senior Advisory Board of Global Infrastructure Partners.

        Anna Puccio became a Director of Luxottica Group S.p.A. on April 27, 2012. Ms. Puccio graduated from the Venice University Ca' Foscari with a degree in Business Administration and holds a post-graduate degree in International Business from CUOA Business School. She started her career at Microsoft Corp. in the United States in 1987. Thereafter, from 1990 to 2001, Ms. Puccio worked for Procter & Gamble Corp. in various countries, including Italy, Germany, the United Kingdom and Switzerland and, most recently, as Marketing Director Europe in its Beauty Care Business Unit. From 2001 to 2004, she was Chief Executive Officer of Zed-TeliaSonera Italy and, from 2005 to 2006, Chief Executive Officer of Sony Ericsson Italy. From 2008 to 2009, Ms. Puccio was Senior Strategy Advisor for Accenture Mobility Operative Services. From 2006 to 2012, she was a member of the Board of Directors of Buongiorno S.p.A. Since 2010, Ms. Puccio has been the Group Managing Director of CGM, National Group of Social Enterprises.

        Marco Reboa became a Director on April 29, 2009. Mr. Reboa received a degree in Business Economics from Universita Commerciale L. Bocconi in Milan, Italy in 1978. He has been registered in the Register of Chartered Accountants of Milan since 1982 and he is an auditor pursuant to Ministerial Decree since 1995. He is currently a professor at the Faculty of Law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy and works in private practice in Milan, specializing in extraordinary financial transactions. Mr. Reboa has published books and articles on financial statements, economic appraisals and corporate governance. He is editor-in-chief of the Magazine of Chartered Accountants. Mr. Reboa was the Chairman of the Luxottica Group S.p.A. Board of Statutory Auditors from June 14, 2006 until April 29, 2009. He is a member of the Board of Directors of Interpump Group S.p.A., Parmalat S.p.A., Carraro S.p.A. and Made in Italy1 S.p.A., and Chairman of the Board of Auditors of Indesit Company S.p.A.

        Paolo Alberti joined Luxottica Group in May 2009 as Executive Vice President, Wholesale. Prior to joining Luxottica, he was Executive VP at Bulgari Parfums where he was responsible for the development, marketing, logistics and commercialization of Bulgari Perfumes and Cosmetics. He was also responsible for the Bulgari eyewear license with Luxottica. Prior to being at Bulgari, he was General Manager at L'Oréal, Consumer Division, Director at Johnson & Johnson and Advertising Brand Manager at Procter & Gamble. Mr. Alberti holds a B.S. in Civil Management Engineering from the University of the Pacific (California, USA) and a Master in Business Administration from Bocconi University.

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

        Nicola Brandolese joined Luxottica in 2012 as Group Business Development Director and Chief Digital Officer. Before joining Luxottica, from 2003 to 2012, Mr. Brandolese spent nine years with News Corporation, where he led marketing, sales and product management as Executive Vice President of Sky. Between 1997 and 2003, Mr. Brandolese served as Project Leader with The Boston Consulting Group and as Director of Sales and Business Strategy at Sapient Corporation. Prior to working in management consulting, Mr. Brandolese led Purchasing and Logistics at Erikstone OY AB in Finland. Mr. Brandolese holds a Master's degree in Engineering from the Polytechnic University of Milan and a BEP degree from Boston's Babson College.

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

        Paola De Martini joined Luxottica in 2005 as Group Tax Director and became Group Tax & Italian Corporate Affairs Director in 2011. Prior to joining Luxottica, from 1999 she was Tax, Legal and Corporate Affairs Director at Grimaldi and, before, Tax, Legal and Corporate Affairs Director of the Techint Group Holding Company. In 1996 she became Group Tax and Corporate Affairs Director of Bulgari, after working as a consultant for Studio Uckmar beginning in 1986. After graduating with a law degree from the University of Genoa, Ms. De Martini completed a Master's in International Business Law at the London School of Economics and a Ph.D. in International and Comparative Tax Law at the University of Genoa.

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

        Stefano Grassi became Group Controlling & Forecasting Director in 2012. From 2008 to 2012, Mr. Grassi was Group Controller of the Retail business and, from 2007 to 2008, he was Finance Manager of Luxottica Retail North America. Before joining Luxottica, beginning in 1998, Mr. Grassi held various position at General Electric in Italy, the United States, Spain, France and Hungary until, in 2005, he became CFO of General Electric Capital Commercial Finance Italia. Mr. Grassi holds a degree in Business Administration from La Sapienza University in Rome.

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

        Carlo Privitera became COO Retail Business Services and Distribution North America in November 2010. He joined Luxottica in 2005 as Group Industrial Supply Chain Director. From January 2008 to November 2010, he was the Chief Information Technology Officer. From December 2001 to February 2005, Mr. Privitera served in various capacities, including Supply Chain Management for Alfa Romeo and Production Control & Logistics for Fiat Auto subsidiaries. From 1996 to 2001, he served as Senior Manager in Efeso Consulenze. Mr. Privitera has a bachelor's degree in Engineering from the Politecnico in Milan.

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

        Mark Weikel became President of Retail Optical North America in December 2012. He previously was appointed President and General Manager, LensCrafters in January 2011. Mr. Weikel joined Luxottica in February 2010 as Senior Vice President and General Manager of Sunglass Hut North America. Prior to joining Luxottica, he held a variety of leadership roles at Victoria's Secret, culminating in his appointment as Chairman. Before that, he was also Chief Financial Officer for Foley's Department Stores and Chief Operating Officer for Lord & Taylor. Mr. Weikel is a graduate of the University of Michigan Executive Program and received his Bachelor of Science in Accounting from Indiana State University.

COMPENSATION

        Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2012 (amounts in Euros).

Compensation paid to directors, general managers, auditors and senior managers

								Variable non-equity compensation
													Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non cash benefits	Other compensation	Total

Leonardo Del Vecchio	Chairman of the Board	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				1,283,775	(1)							1,283,775
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				1,283,775								1,283,775
Luigi Francavilla	Vice Chairman	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				141,777	(2)							141,777
(II) Compensation paid by subsidiary or affiliate companies				657,060								657,060
(III) Total				798,837								798,837
Andrea Guerra	CEO	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				2,505,030	(3)			1,817,000		21,249	4,538	4,347,817	2,343,406
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				2,505,030				1,817,000		21,249	4,538	4,347,817	2,343,406
Roger Abravanel	Director	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775		20,167	(4)					103,942
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775		20,167						103,942
Mario Cattaneo	Director	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775		28,389	(5)					112,164
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775		28,389						112,164
Enrico Cavatorta	Director-General Manager	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				774,453	(6)			561,000		9,702	10,430	1,355,585	945,673
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				774,453				561,000		9,702	10,430	1,355,585	945,673
Roberto Chemello	Director	January 1, 2012 - April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				26,389								26,389
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				26,389								26,389
Claudio Costamagna	Director	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775		25,167	(7)					108,942
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775		25,167						108,942
Claudio Del Vecchio	Director	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775								83,775
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775								83,775
Sergio Erede	Director	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775								83,775
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775								83,775
Sabina Grossi	Director	January 1, 2012 - April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				26,389		3,250	(4)					29,639
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				26,389		3,250						29,639
Ivanoe Lo Bello	Director	January 1, 2012 - April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				26,389		6,500	(8)					32,889
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				26,389		6,500						32,889
Gianni Mion	Director	January 1, 2012 - April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				26,389		3,250	(4)					29,639
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				26,389		3,250						29,639
Elisabetta Magistretti	Director	April 27, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				57,611		16,945	(8)					74,556
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				57,611		16,945						74,556
Marco Mangiagalli	Director	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775		23,389	(8)					107,164
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775		23,389						107,164

							Variable non-equity compensation
												Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non cash benefits	Other compensation	Total

Anna Puccio	Director	April 27, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				57,611	16,944	(4)					74,555
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				57,611	16,944						74,555
Marco Reboa	Director	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				83,775	23,389	(8)					107,164
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				83,775	23,389						107,164
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				105,000							105,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				105,000							105,000
Alberto Giussani	Auditor	January 1, 2012 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				70,000							70,000
Barbara Tadolini	Auditor	April 27, 2012,- December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				47,444							47,444
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				47,444							47,444
Enrico Cervellera	Auditor	January 1, 2012 - April 27, 2012	Approval of financial statements for 2011
(I) Compensation paid by the Company				23,333							23,333
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				23,333							23,333
Senior Managers (Aggregate compensation of 15 executives with strategic responsibilities of the Company)
(I) Compensation paid by the Company				4,832,883			3,319,600		197,418	209,528	8,559,429	4,604,116	1,285,321
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				4,832,883			3,319,600		197,418	209,528	8,559,429	4,604,116	1,285,321
Senior Managers (Aggregate compensation of 7 executives with strategic responsibilities employed by subsidiary companies)
(I) Compensation paid by the Company
(II) Compensation paid by subsidiary or affiliate companies				2,968,900			2,866,643		56,763		5,982,306	2,673,988	767,923
(III) Total				2,968,900			2,866,643		56,763		5,982,306	2,673,988	767,923

(1)
Euro 83,775 paid as a Director; Euro 1,200,000 paid as Chairman

(2)
Euro 83,775 paid as a Director; Euro 58,002 paid as Vice Chairman

(3)
Euro 83,775 paid as a Director; Euro 818,802 paid as CEO and Euro 1,602,453 paid as an employee

(4)
Compensation paid as member of the Human Resources Committee

(5)
Compensation paid as Chairman of the Control and Risk Committee (previously the Internal Control Committee)

(6)
Euro 83,775 paid as a Director; Euro 690,678 paid as an employee

(7)
Compensation paid as Chairman of the Human Resources Committee

(8)
Compensation paid as a member of the Control and Risk Committee (previously the Internal Control Committee)

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period.

        Aggregate compensation paid by us to our senior management (who are not directors) as a group (18 people) was approximately Euro 25 million in 2012, of which approximately Euro 3 million represented provision for termination indemnities and social security charges required by Italian law. On May 7, 2012, members of this group were also granted options to purchase an aggregate of 35,000 of our ordinary shares at a weighted average exercise price of Euro 26.94 per share in 2012. These options will expire on May 7, 2021. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2009 to 2011 set forth in the 2009 Performance Share Plan, on February 28, 2012, the Board of Directors assigned 425,000 Luxottica Group shares to members of this group. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2010 to 2012 set forth in the 2010 Performance Share Plan, on February 28, 2013, the Board of Directors assigned 216,000 Luxottica Group shares to members of this group. The aggregate amount set aside or accrued during the year ended December 31, 2012 to provide pension and retirement benefits for our directors who are also members of our management was Euro 2.0 million. Our directors who are not members of management do not receive such benefits.

        With the exception of termination benefits provided for Mr. Guerra, our Chief Executive Officer, none of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

EMPLOYEES

        As of December 31, 2012, we employed approximately 70,000 employees worldwide, of whom approximately 40,000 were employed in the United States and Canada, 6,600 were employed in Italy, 14,600 were employed in Asia-Pacific, 3,400 were employed in Europe and 5,400 were employed in subsidiaries located in other countries. As of such date, approximately 24,000 were employed in our manufacturing and wholesale segment, approximately 45,000 were employed in our retail segment and approximately 1,400 were employed at our corporate offices. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those employees of Luxottica Retail N.A. subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

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

        Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2012, we had established a reserve of Euro 39.7 million for such severance payments, which is reflected in our Consolidated Financial Statements.

        Luxottica Retail N.A. is currently a party to three collective bargaining agreements. Luxottica Retail N.A.'s collective bargaining agreement with Local 108, Retail, Wholesale and Department Store union covers approximately 36 employees holding the positions of Lab Associate and Sales Associate. Luxottica Retail N.A.'s collective bargaining agreement with Local 4,100 Communications Workers of America covers approximately 89 Pearle Vision and LensCrafters employees holding the positions of Apprentice Optician, Lab Associate, Certified Technician, Eyecare Advisor, Eyewear Consultant, Optician, Production Technician, Technician Trainee and Sales Associate. Luxottica Retail N.A. is also party to a collective bargaining agreement with Local 888, United Food and Commercial Workers. This agreement covers approximately seven Pearle Vision employees holding the position of Sales Associate. This agreement expired as of December 31, 2012 and a new agreement is currently under negotiation. Luxottica Retail N.A. is currently operating under the terms of the prior collective bargaining agreement.

SHARE OWNERSHIP

        Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of April 15, 2013, by each of our directors and executive officers who beneficially own in excess of 1% of our outstanding ordinary shares.

Stockholder	Issuer	Shares owned as of April 15, 2013		Percentage Ownership

Leonardo Del Vecchio	Luxottica Group S.p.A.	292,760,339	(1)	61.50%

(1)
292,035,339 shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 450,000 shares are held by his wife.

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

Share ownership of directors, auditors and senior managers

NAME	OFFICE	COMPANY'S SHARES	SHARES HELD AS OF DECEMBER 31, 2011		SHARES BOUGHT DURING 2012		SHARES SOLD DURING 2012		SHARES HELD AS OF DECEMBER 31, 2012

Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	313,258,339	(1)	1,402,000		21,900,000	(1bis)	292,760,339	(1ter)
Luigi Francavilla	Vice Chairman	Luxottica Group S.p.A	3,625,000	(2)	1,862,500	(2bis)	1,451,500		4,036,000	(2ter)
Andrea Guerra	Chief Executive Officer	Luxottica Group S.p.A	—		375,000	(3)	170,000		205,000
Enrico Cavatorta	Director–General Manager	Luxottica Group S.p.A	45		636,000	(4)	636,000		45
Roberto Chemello(*)	Director	Luxottica Group S.p.A	1,077,875	(5)	1,140,500	(5bis)	1,218,375		1,000,000	(5ter)
Claudio Del Vecchio	Director	Luxottica Group S.p.A	3,381,000	(6)	—		213,000	(6bis)	3,310,000	(6ter)
Sabina Grossi(*)	Director	Luxottica Group S.p.A	62,600		—		—		62,600
Gianni Mion(*)	Director	Luxottica Group S.p.A	1,500		1,000		2,500		—
Enrico Cervellera(*)	Auditor	Luxottica Group S.p.A	—		1,000		—		1,000
Executives with strategic responsibilities employed by the Company (aggregate amount held by 15 executives with strategic responsibilities)		Luxottica Group S.p.A	180,755		2,067,100	(7)	2,233,205		14,650
Executives with strategic responsibilities employed by subsidiary companies (aggregate amount held by 7 executives with strategic responsibilities)		Luxottica Group S.p.A	19,818		517,350	(8)	488,400		48,768

(*)
Held position until April 27, 2012.

(1)
312,533,339 shares held through Delfin S.à r.l., a company controlled by Leonardo Del Vecchio; Mr. Del Vecchio holds 98.328% of the share capital in usufruct with voting rights and owns directly the remaining 1.672%. In addition, 275,000 ADRs and 450,000 shares held by his wife.

(1bis)
3,900,000 shares sold by Delfin S.à r.l. in execution of the Delfin incentive plan granted to certain members of senior management of the Company.

(1ter)
292,035,339 shares held by Delfin S.à r.l.; 275,000 ADRs and 450,000 shares held by his wife.

(2)
190,100 shares owned by Luigi Francavilla; 70,100 owned by his wife; 3,364,800 held in usufruct with his wife.

(2bis)
1,580,000 shares bought under the Delfin incentive plan, 212,500 shares granted under the 2009 PSP plan and 70,000 bought following the exercise of stock options.

(2ter)
601,100 owned by Luigi Francavilla; 70,100 owned by his wife; 3,364,800 held in usufruct with his wife.

(3)
Shares granted under the 2009 PSP plan.

(4)
500,000 shares bought under the Delfin incentive plan, 112,500 shares granted under the 2009 PSP plan and 23,500 bought following the exercise of stock options.

(5)
Shares held by Filuni S.r.l., a company entirely owned by Roberto Chemello.

(5bis)
1,000,000 shares bought under the Delfin incentive plan and 140,500 bought following the exercise of stock options.

(5ter)
Shares held by Filuni S.r.l., a company entirely owned by Roberto Chemello.

(6)
Includes 40,000 ADRs, 10,000 of which are held through the Del Vecchio Family Foundation.

(6bis)
Shares given as gifts to trust funds.

(6ter)
Includes 40,000 ADRs, 10,000 of which are held through the Del Vecchio Family Foundation, and 142,000 shares held through a trust fund in favor of certain of Mr. Claudio Del Vecchio's children.

(7)
820,000 shares bought under the Delfin incentive plan and 362,500 shares granted under the 2009 PSP plan.

(8)
143,750 shares granted under the 2009 PSP plan.

        In addition to the holdings disclosed in the above chart, three senior managers employed by Luxottica's US subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan (the "Plan"), a company-sponsored 401(k) savings plan for Luxottica's U.S. employees, beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2011, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 2,293,545 ADRs. As of December 31, 2012, the interests in the Plan beneficially owned by such senior managers were equivalent to 2,293,545 ADRs. During 2012, such senior managers did not make any purchases in the Plan. The ADRs beneficially owned by Plan participants are held in the form of "units" of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

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

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing 2.02% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 15, 2013, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 29 to the Consolidated Financial Statements included in Item 18 of this Form 20-F). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. No options were exercised in 2008 and 2009. During 2010, 2011 and 2012, 1,150,000 and 720,000 and 3,900,000 options were exercised, respectively. As of December 31, 2012, 3,430,000 options were outstanding.

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

        In May 2008, a performance shares plan for our top managers as identified by the Board of Directors (the "PSP Plan") was adopted. The PSP Plan is intended to strengthen the loyalty of our key employees and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the PSP Plan are granted the right to receive ordinary shares ("Units"), without consideration if certain financial targets set by the Board of Directors are achieved over a specified three-year period. The PSP Plan has a term of five years, during which the Board of Directors may resolve to issue different grants to the PSP Plan's beneficiaries. The PSP Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant does not exceed 2,000,000 Units. On May 13, 2008, the Board of Directors granted a total maximum amount of 1,203,600 Units. On May 7, 2009, the Board of Directors granted a total maximum amount of 1,793,750 Units. On April 29, 2010, the Board of Directors granted a total maximum amount of 865,000 Units. On April 29, 2011, the Board of Directors granted a total maximum amount of 764,750 Units. On May 7, 2012, the Board of Directors granted a total maximum amount of 721,200 Units. Employees who received awards under the Plan were directors, officers and other managers with highly strategic roles who were selected by the Board of Directors upon the direct recommendation of our Human Resources Committee. As of December 31, 2012, there were outstanding 727,500 Units under the 2010 grant, 724,500 Units under the 2011 grant and 711,600 Units under the 2012 grant.

        On February 28, 2012, the Board of Directors of Luxottica Group S.p.A. verified the achievement of the EPS targets over the reference period 2009 through 2011 and granted a total of 1,505,400 shares to 31 beneficiaries of the 2009 PSP Plan and approved cash distributions to three beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the Plan's regulation.

        On February 28, 2013, the Board of Directors of Luxottica Group S.p.A. verified the achievement of EPS targets over the reference period 2010 through 2012 and granted a total of 523,800 shares to 34 beneficiaries of the 2010 PSP Plan and approved cash distributions to five beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the Plan's regulation.

        The EPS targets over the reference period 2008 through 2010 were not met and therefore no shares were granted to beneficiaries of the 2008 PSP Plan.

        On May 7, 2009, our Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the stock option grants approved in 2006 and 2007 and held options with an exercise price, considering present market conditions and the financial crisis, that was significantly higher than the market price at such time, undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which are exercisable—conditional upon the surrender of the options granted in 2006 and/or 2007—at an exercise price determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares at the time of grant of the new options. The new options vested in 2012. The May 7, 2009 extraordinary grant which was subject to the achievement of certain Company financial performance targets vested on December 2, 2013.

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

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 three-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the performance options previously granted). As of December 31, 2012, 180,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited and all remaining options were outstanding.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        At the Board of Directors meeting held on May 7, 2012, a total of 2,076,500 stock options were awarded under the 2006 Stock Option Plan to our employees and the employees of our subsidiaries. As of December 31, 2012, 30,500 of these stock options had been forfeited.

        As of December 31, 2012, the following grants were outstanding as detailed below:

	Number of ordinary shares underlying options granted	Exercise price	Expiration date	Options held by officers and directors

2004 Grant	21,300	Euro 13.79	January 31, 2013	—
2004 Performance Grant	—	U.S. $18.59	January 31, 2012	—
2004 Stockholder Grant	3,430,000	Euro 13.67	December 31, 2014	3,000,000
2005 Grant	225,000	Euro 16.89	January 31, 2014	18,000
2006 Grant(1)	—	Euro 22.19	January 31, 2015	—
2006 Performance Grant 1(1)	—	Euro 22.09	July 27, 2015	—
2006 Performance Grant 2(1)	—	Euro 20.99	July 27, 2015	—
2007 Grant(1)	15,000	Euro 24.03	March 6, 2016	—
2008 Grant	608,470	Euro 18.08	March 14, 2017	50,000
2008 PSP Grant(2)	—	N/A	N/A	N/A
2009 Non-U.S. Grant	133,500	Euro 13.45	May 7, 2018	—
2009 U.S. Grant	236,000	Euro 14.99	May 7, 2018	—
2009 Non-U.S. Residents Reassignment, Ordinary	792,566	Euro 13.45	May 7, 2018	195,000
2009 U.S. Residents Reassignment, Ordinary	212,000	Euro 15.03	March 31, 2017	70,000
2009 Non-U.S. Residents Reassignment, Performance Grant	3,500,000	Euro 13.45	May 7, 2018	950,000
2009 U.S. Residents Reassignment, Performance Grant	187,500	Euro 15.11	June 12, 2018	137,500
2009 PSP Grant	N/A	N/A	N/A	N/A
2010 Non-U.S. Residents Grant	1,118,500	Euro 20.72	April 29, 2019	80,000
2010 U.S. Residents Grant	515,500	Euro 21.23	April 29, 2019	—
2010 PSP Grant	802,500	N/A	N/A	493,750
2011 Non-U.S. Residents Grant	1,277,000	Euro 22.62	April 28, 2020	60,000
2011 U.S. Residents Grant	598,500	Euro 23.18	April 28, 2020	—
2011 PSP Grant	753,250	N/A	N/A	448,500
2012 Non-U.S. Residents Grant	1,389,000	Euro 26.94	May 7, 2021	35,000
2012 U.S. Residents Grant	657,000	Euro 28.32	May 7, 2021	—
2012 PSP Grant	721,200	N/A	N/A	438,000

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

Stock options granted to directors and senior managers

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated Potential Value)

Luigi Francavilla	Deputy Chairman	Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	70,000	euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	70,000	euro 13.45	euro 28.63	—	—	—
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	750,000	euro 13.45	Exercise subject to certain financial targets—May 7, 2018	—	—	—	—	—	—	—	—	—	—	750,000	—
		Delfin plan	1,580,000	euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	1,580,000	euro 13.67	euro 27.13	—	—	—
Andrea Guerra	CEO and Director	Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	1,250,000	euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	1,250,000	—
		Delfin plan	2,000,000	euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	—	—	—	—	2,000,000	—
Enrico Cavatorta	Chief Financial Officer, General	Stock Option 2004 plan (BOD resolution March 4, 2004)	23,500	euro 13.79	January 31, 2005 - January 31, 2013	—	—	—	—	—	—	23,500	euro 13.79	euro 27.34	—	—	—
	Manager Corporate Functions and	Reassigned ordinary plan 2009 non-US (BOD resolution May 7. 2009)	70,000	euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	70,000	—
	Director	Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7. 2009)	550,000	euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	550,000	—
		Delfin plan	900,000	euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	500,000	euro 13.67	euro 28.54	—	400,000	—

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated Potential Value)

Roberto Chemello	Director	Stock Option 2004 plan (BOD resolution March 4, 2004)	70,500	euro 13.79	January 31, 2005 - January 31, 2013	—	—	—	—	—	—	70,500	euro 13.79	euro 27.34	—	—	—
		Stock Option 2006 plan (BOD resolution January 31, 2006)	70,000	euro 22.19	February 1, 2008 - January 31, 2015	—	—	—	—	—	—	70,000	euro 22.19	euro 30.28	—	—	—
		Stock Options extra-ordinary plan 2006 non-US (BOD resolution July 27, 2006)	1,100,000	euro 20.99	December 3, 2012 - July 27, 2015	—	—	—	—	—	—	—	—	—	—	1,100,000	—
		Delfin plan	1,600,000	euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	1,000,000	euro 13.67	euro 27.55	—	600,000	—
Senior Managers (Aggregate amounts for 15 executives with strategic responsibilities of the Company)		Stock Option 2004 plan (BOD resolution March 4, 2004)	121,000	euro 13.79	January 31, 2005 - January 31, 2013	—	—	—	—	—	—	121,000	euro 13.79	euro 27.20	—	—	—
		Stock Option 2005 plan (BOD resolution February 15, 2005)	27,000	euro 16.89	January 31, 2007 - January 31, 2014	—	—	—	—	—	—	27,000	euro 16.89	euro 28.73	—	—	—
		Stock Option 2008 plan (BOD resolution March 13, 2008)	110,000	euro 18.08	March 14, 2011 - March 14, 2017	—	—	—	—	—	—	90,000	euro 18.08	euro 29.97	—	20,000	—
		Stock Option 2009 plan non-US (BOD resolution May 7, 2009)	10,000	euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	10,000	euro 13.45	euro 25.77	—	—	—
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	420,000	euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	255,000	euro 13.45	euro 27.15	—	165,000	—
		Stock Option 2010 plan non-US (BOD resolution April 29, 2010)	80,000	euro 20.72	April 29, 2013 - April 29, 2019	—	—	—	—	—	—	—	—	—	—	80,000	euro 149,067
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	1,400,000	euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	450,000	euro 13.45	euro 31.49	—	950,000	—
		Stock Option 2011 plan non-US (BOD resolution April 28, 2011)	60,000	euro 22,62	April 28, 2014 - April 28, 2020	—	—	—	—	—	—	—	—	—	—	60,000	euro 132,200
		Stock Option 2012 plan non-US (BOD resolution May 7, 2012)	—	—	—	35,000	euro 26.94	May 7, 2015 - May 7, 2021	euro 8.23	May 7, 2012	euro 28,23	—	—	—	—	35,000	euro 96,017
		Delfin Plan	1,250,000	euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	820,000	euro 13.67	euro 28.09	—	430,000	—

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated Potential Value)

Senior Managers (Aggregate amounts for 7 executives with strategic responsibilities of the Company)		Stock Option 2004 plan (BOD resolution March 4, 2004)	42,600	euro 13.79	January 31, 2005 - January 31, 2013	—	—	—	—	—	—	42,600	euro 13.79	euro 27.10	—	—	—
		Stock Option 2005 plan (BOD resolution February 15, 2005)	54,000	euro 16.89	January 31, 2007 - January 31, 2014	—	—	—	—	—	—	36,000	euro 16.89	euro 27.25	—	18,000	—
		Stock Option 2008 plan (BOD resolution March 13, 2008)	30,000	euro 18.08	March 14, 2011 - March 14, 2017	—	—	—	—	—	—	—	—	—	—	30,000	—
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	30,000	euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	30,000	—
		Reassigned ordinary plan 2009 US (BOD resolution May 7, 2009)	130,000	euro 15.03	December 3, 2012 - March 31, 2017	—	—	—	—	—	—	60,000	euro 15.03	euro 31.46	—	70,000	—
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)	125,000	euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	125,000	euro 13.45	euro 31.43	—	—	—
		Reassigned extra-ordinary plan 2009 US (BOD resolution May 7, 2009)	150,000	euro 15.11	December 3, 2012 - June 12, 2018	—	—	—	—	—	—	12,500	euro 15.11	euro 31.17	—	137,500	—
		Stock Option Extra-ordinary Plan 2004 (BOD resolution October 27, 2004)	40,000	usd 18.59	January 31, 2007 - January 31, 2012	—	—	—	—	—	—	40,000	usd 18.59	euro 23.32	—	—	—
Total			14,013,600			35,000						5,303,100				8,745,500	euro 377,284

*
The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Incentive plans awarding financial instruments (other than stock options) to directors and senior managers (Performance Share Plan)

        Set forth below is certain information regarding the PSP Units held by our directors and our senior managers (who are not directors) as a group as of December 31, 2012

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year					Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)	Vesting period	Grant date	Market price on grant date	Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)

Luigi Francavilla	Deputy Chairman	PSP Plan 2009 (BOD resolution May 7, 2009)	—	—	—	—	—	—	—	—	212,500	euro 5,675,663	—
Andrea Guerra	Chief Executive Officer and Director	PSP Plan 2009 (BOD resolution May 7, 2009) PSP Plan 2010 (BOD resolution April 29, 2010) PSP Plan 2011 (BOD resolution April 29, 2011) PSP Plan 2012 (BOD resolution May 7, 2012)	— 125,000 97,750 —	— April 29, 2010 - December 31, 2012 April 28, 2011 - December 31, 2013 —	— — — 90,000	— — — euro 26.65	— — — May 7, 2012 - December 31, 2014	— — — May 7, 2012	— — — euro 28.23	— — — —	375,000 — — —	euro 10,015,875 — — —	— euro 837,500 euro 706,406 euro 799,500
Enrico Cavatorta	Chief Financial Officer, General Manager—Corporate Functions and Director	PSP Plan 2009 (BOD resolution May 7, 2009) PSP Plan 2010 (BOD resolution April 29 2010) PSP Plan 2011 (BOD resolution April 28, 2011) PSP Plan 2012 (BOD resolution May 7, 2012)	50,000 40,250 —	May 7, 2009 - December 31, 2011 April 29, 2010 - December 31, 2012 April 28, 2011 - 31 December 2013 —	— — — 36,000	— — — euro 26.65	— — — May 7, 2012 - December 31, 2014	— — — May 7, 2012	— — — euro 28.23	— — — —	112,500 — — —	euro 3,004,763 — — —	euro 335,000 euro 290,873 euro 319,800
Senior Managers (Aggregate amounts for 15 executives with strategic responsibilities of the Company)		PSP Plan 2009 (BOD resolution May 7, 2009) PSP Plan 2010 (BOD resolution April 29, 2010) PSP Plan 2011 (BOD resolution April 28, 2011) PSP Plan 2012 (BOD resolution May 7, 2012)	— 193,750 184,000 —	— April 29, 2010 - December 31, 2012 April 28, 2011 - 31 December 2013 —	— — — 180,000	— — — euro 26.65	— — — May 7, 2012 - December 31, 2014	— — — May 7, 2012	— — — euro 28.23	— — — —	362,500 — — —	euro 9,682,012 — — —	— euro1,298,125 euro1,329,707 euro 1,599,000
Senior Managers (Aggregate amounts for 7 executives with trategic responsibilities employed by subsidiary companies)		PSP Plan 2009 (BOD resolution May 7, 2009) PSP Plan 2010 (BOD resolution April 29, 2010) PSP Plan 2011 (BOD resolution April 28, 2011) PSP Plan 2012 (BOD resolution May 7, 2012)	— 106,250 109,250 —	— April 29, 2010 - December 31, 2012 April 28, 2011 - December 31, 2013 —	— — — 132,000	— — — euro 26.65	— — — May 7, 2012 - December 31, 2014	— — — May 7, 2012	— — — euro 28.23	— — — —	143,750 — — —	euro 3,839,418 — — —	— euro 711,875 euro 789,513 euro 1,172,600
Total			906,250	—	438,000	—	—	—	—	—	1,206,250	euro 32,217,731	euro 10,189,899

*
The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Cash incentive plans for directors and senior managers (in Euro)

			2012 Bonus			Previous years bonuses			Other bonuses
Name	Office	Plan	Payable/ paid	Deferred	Term of deferral	Non payable	Payable/ paid	Deferred

Andrea Guerra	CEO	MBO 2012	1,817,000
Enrico Cavatorta	Director- General Manager	MBO 2012	561,000
Senior Managers (Aggregate amounts for 15 executives with strategic responsibilities of the Company)		MBO 2012	3,319,600
Senior Managers (Aggregate amounts for 7 executives with strategic responsibilities employed by subsidiary companies)		MBO 2012	2,866,643
		Long Term Incentive Cash Plan 2010						589,285
Total			8,564,243					589,285

        The shares underlying the units that will be assigned without consideration may vary according to whether and the degree to which the EPS targets set forth by the Board of Directors have been achieved. At the end of the respective three-year reference period, the Board of Directors will evaluate the achievement of certain financial performance targets established by the Board of Directors for the purposes of the Performance Shares Plan.

        Additional information about the remuneration paid and the incentive plans granted to our directors and senior managers are included in the Remuneration Report published by the Company, which can be found in our Report on Form 6-K, as furnished to the SEC on April 5, 2013.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

        The following table sets forth, as of April 15, 2013, the beneficial ownership of ordinary shares by each person beneficially owning 2% or more of the outstanding ordinary shares (including ordinary shares represented by ADSs) known to us based on their most recent public filings or communications with us.

Identity of person or group	Amount of shares owned		Percent of class

Leonardo Del Vecchio	292,760,339	(1)	61.50%
Giorgio Armani	22,724,000	(2)	4.77%

(1)
292,035,339 shares (61.35%) held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 450,000 shares are held by his wife.

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

        As of March 31, 2013, approximately 7.27% of our ordinary shares were held in the form of ADSs by approximately 17,930 record holders. To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

RELATED PARTY TRANSACTIONS

  License Agreements

        We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Brooks Brothers Group, Inc. which is controlled by Claudio Del Vecchio, one of our directors. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid to Brooks Brothers Group, Inc. under such agreement were Euro 0.7 million, Euro 0.6 million and Euro 0.8 million in the years ended December 31, 2012, 2011 and 2010, respectively.

        Management believes that the terms of this license agreement are fair to the Company.

  Service Revenues

        During the years ended December 31, 2012, 2011 and 2010, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million, Euro 0.1 million and Euro 0.1 million, respectively. Management believes that the compensation received for these services was fair to the Company.

  Stockholder Plan

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through holding companies of the Del Vecchio family, representing 2.02% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 15, 2013, to a stock option plan for our top management. See Item 6—"Directors, Senior Management and Employees—Share Ownership."

  Purchase of Real Estate

        On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from Partimmo S.r.l., a company indirectly controlled by the Company's Chairman of the Board of Directors. The purchase price is in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board's Control and Risk Committee (previously the Internal Control Committee). The Company recorded this asset at cost. As of December 31, 2011, approximately Euro 2.9 million of improvements were made to the building, a portion of which (equal to approximately Euro 0.4 million plus VAT) was paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation costs.

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

ITEM 9.    THE OFFER AND LISTING

        Our ordinary shares were approved for trading on the Milan Stock Exchange on December 4, 2000. Our ADSs were admitted for trading on the NYSE on January 24, 1990. Our ADSs are evidenced by ADRs issuable by Deutsche Bank Trust Company Americas, as depositary, pursuant to the Deposit Agreement.

        The table below sets forth, for the periods indicated, high and low closing prices of the ADSs on the NYSE (in U.S. dollars) and ordinary shares on the Milan Stock Exchange (in Euro).

	New York Stock Exchange		Milan Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2008	30.92	15.98	21.15	12.67
2009	26.91	11.88	18.25	9.61
2010	30.62	22.59	23.17	17.82
2011
First Quarter	32.78	29.50	23.49	21.31
Second Quarter	34.40	29.71	23.20	20.85
Third Quarter	32.64	25.18	22.79	18.81
Fourth Quarter	30.97	25.07	21.80	18.73
Year 2011	34.40	25.07	23.49	18.73
2012
First Quarter	36.60	27.52	27.41	21.76
Second Quarter	37.41	31.03	28.40	24.77
Third Quarter	37.01	32.60	29.57	26.60
Fourth Quarter	41.73	35.91	31.70	27.93
November 2012	41.03	36.96	31.59	29.05
December 2012	41.73	40.26	31.70	30.88
Year 2012	41.73	27.52	31.70	21.76
2013
January 2013	46.53	41.93	34.36	31.91
February 2013	47.02	44.41	35.56	32.91
March 2013	51.79	47.33	39.68	36.18
Through April 15, 2013	51.26	49.48	39.95	37.74

        The high and low closing prices of the ADSs on the NYSE for the first quarter of 2013 were U.S. $51.79 and U.S. $41.93, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2013 were Euro 39.68 and Euro 31.91, respectively.

ITEM 10.    ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION AND AMENDED AND RESTATED BY-LAWS

Our Objectives

        Our Articles of Association provide that Luxottica Group S.p.A.'s principal objectives are, among other things, (i) the ownership and management of other companies or entities both in Italy and abroad, (ii) financing and managerial coordination of the owned companies and entities, (iii) providing credit support for our subsidiaries and (iv) the sale of glasses, sunglasses and eyewear products. The legislative decree no. 58 of February 24, 1998 regulating the Italian financial markets ("decree

no. 58/98") and our Amended and Restated By-laws contain, among other things, provisions to the following effect:

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

Notification of the Acquisition of Shares and Voting Rights

        Pursuant to Italian securities law and Consob implementing regulations thereof, any person acquiring any interest in excess of 2% in the voting shares of a listed company must give notice to Consob and the company whose shares are acquired. Consob may, in order to protect investors and the efficiency and transparency of the capital markets, impose, for a limited period of time, a threshold lower than 2% in the voting shares of a listed company with an elevated current market value and a particularly widely held stock. The voting rights attributable to the shares in respect of which notification has not been made shall not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

        In addition, any person whose aggregate "actual" shareholding in a listed company exceeds or falls below 2%, 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% or 95% of the listed company's voting share capital is obligated to notify Consob and the listed company whose shares are acquired or disposed of. For the purpose of calculating the "actual" shareholding, the following shall be taken into consideration: (i) shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party or are suspended; (ii) shares that are not owned by such person, but for which it can exercise voting rights (e.g. as depositary having discretionary power to exercise voting rights); (iii) except in certain circumstances, shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. Any person holding a "potential holding" (i.e., financial instruments that, pursuant to a binding agreement, grant the right to acquire underlying shares on the holder's own initiative and through a physical settlement) must notify the company and Consob whenever such "potential" holding reaches, exceeds or falls below the following percentage thresholds: 5, 10, 15, 20, 25, 30, 50 and 75. Moreover, anyone holding an "overall long position" (being the sum of the "actual" and "potential" shareholdings, as previously described, as well as of any "other long position" in derivatives, irrespective of whether such instrument provides for cash or physical settlement) must notify the company and Consob whenever such "overall long position" reaches, exceeds or falls below the following percentage thresholds: 10, 20, 30 and 50. If shares can be acquired as a consequence of the exercise of conversion rights or warrants, such shares are included in the relevant holding only if the purchase can take place within 60 days. Notification should be made (except in certain circumstances) promptly and, in any case, within five trading days from the relevant transaction.

        Disclosure obligations also apply to listed companies whenever they hold, directly or through subsidiaries, their own shares and whenever their holdings exceed or fall below the relevant thresholds.

        Cross ownership between listed companies may not exceed 2% of their respective voting shares. If the relevant threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The 2% limit for cross ownership is increased to 5% on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary stockholders' meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2% of a listed company's share capital, such listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain who the later party to exceed the limit is, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any stockholders' resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer to buy or exchange at least 60% of the company's shares.

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

        Pursuant to EU Regulation no. 236/2012, anyone holding a short position with respect to shares listed on an EU market shall give notice to the relevant national authority (in the case of the Company, to Consob), whenever such position crosses or falls below the 0.2% threshold, as well as for further increases of 0.1%. Moreover, if the short position crosses or falls below the 0.5% threshold (and for further increases of 0.1%), the relevant holder shall give disclosure to the public. In both cases, disclosure shall be provided by 3:30 p.m. of the trading day following the one on which the relevant threshold has been crossed.

General Meetings

        Meetings of the stockholders may be held at our executive offices in Italy, in any country in the European Union or in the United States, following publication of notice of the meeting, including the agenda, on the Company's website and, if required by law, in the form of an excerpt in one or more of the following daily newspapers: "Il Sole 24Ore," "Il Corriere della Sera" or "la Repubblica", at least 30 days before the date fixed for the meeting. The notice shall contain a list of the subject matters to be dealt with at the meeting, a description of the procedures to be complied with in order to attend, and vote in, such meeting, and the deadline to submit questions to the Board or to ask for additions to the agenda. Within the same time period, the Board of Directors shall also publish (i) reports describing the subject matters to be dealt with at the meeting, by making them available both at the company's registered office and on its website and (ii) all of the documents that will be submitted to the stockholders during the meeting, the forms that stockholders may use for the appointment of proxies and information about the company's share capital, by making these materials available on the company's website.

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

        Ordinary stockholders' meetings of Luxottica Group S.p.A. can be convened only in one call and there are no minimum quorum requirements. Resolutions may be adopted by a simple majority of ordinary shares represented at such meeting.

        To the extent provided by law, within ten days from the publication of the agenda, stockholders who represent at least 1/40th of the share capital may request a supplement of the agenda, indicating the additional subject matters such stockholders wish to be dealt with at the meeting or submitting different voting proposals with respect to items already included on the agenda. Within the same time period, the stockholders requesting the supplement of the agenda shall prepare and deliver to the Board of Directors a report on the additional matters to be discussed.

        Stockholders may present questions with regard to the subject matters listed in the agenda, to which the Company shall reply no later than during the meeting. The notice of call must specify the deadline for submitting such questions, which shall not be earlier than: (i) three days before the date of the meeting, if replies will be provided at the meeting; or (ii) five days before the date of the meeting, if replies will be provided before the meeting.

        The Board of Directors, composed, in accordance with the By-laws, of not less than five and not more than 15 directors, shall be appointed by the stockholders at the ordinary meeting on the basis of lists presented by stockholders pursuant to the procedures indicated below.

        A list for the appointment of directors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the percentage established by Consob pursuant to article 147-ter, subparagraph 1, legislative decree no. 58/98. For 2012, the year in which the current Board of Directors was appointed, the percentage established by Consob for Luxottica was equal to 1%. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list. The lists shall set forth not more than fifteen candidates, listed in descending numerical order.

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

        Pursuant to legislative decree no. 58/98, as amended by law no. 120/2011, with respect to Boards of Directors appointed from August 2012 onwards, the by-laws of listed companies shall provide that at least 1/3 of the directors belong to the less-represented gender (for the first appointment after August 2012 the threshold is reduced to 1/5). For this reason, the By-laws of Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that, in case the threshold is not complied with at the end of the voting procedure, the last candidate appointed from the Majority List shall be replaced by the first non-appointed candidate of the same list belonging to the less-represented gender, in order starting from the bottom of the Majority List. Should this substitution not be enough to comply with the abovementioned threshold, the stockholders' meeting shall appoint a number of Directors belonging to the less-represented gender, in substitution for the last candidates appointed by the Majority List and belonging to the more-represented gender, so as to reach the abovementioned threshold.

        If only one list is submitted, the ordinary meeting will cast its votes on it and, if the list receives a simple majority of votes, the candidates listed in descending numerical order will be elected as directors, until the requisite number, as determined by the ordinary meeting, is reached, subject to the obligation of the ordinary meeting to appoint a minimum number of 147-ter Independent Directors and to comply with the requirements for gender equality. The candidate listed first on the Majority List will be elected as Chairman of the Board of Directors.

        If there are no lists, the Board of Directors will be appointed by the ordinary meeting with such majorities as required by law, subject to the obligation to comply with the requirements for gender equality.

        The Board of Statutory Auditors, composed, in accordance with the By-laws, of three regular Statutory Auditors and two alternate Statutory Auditors, shall be appointed by the stockholders at the ordinary meeting on the basis of lists presented by stockholders pursuant to the procedures indicated below.

        The appointment of one regular Statutory Auditor, as Chairman, and of one alternate Statutory Auditor shall be reserved for the stockholders who presented or voted the Minority List, who must not be related, directly or indirectly, to the stockholders who presented or voted the Majority List.

        Pursuant to article 27 of our By-laws a list for the appointment of Statutory Auditors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the one established by Consob pursuant to article 147-ter, subparagraph 1, of legislative decree no. 58/98. For 2012, the year in which the current Board of Statutory Auditors was appointed, the percentage established by Consob for Luxottica was equal to 1%.

        The lists shall be filed at the registered office of the Company at least 25 days prior to the stockholders' meeting called for the appointment of the Statutory Auditors and published by the Company at least 21 days before the date of such meeting.

        The lists shall indicate the name of one or more candidates to be appointed as regular Statutory Auditors and alternate Statutory Auditors.

        Pursuant to legislative decree no. 58/98, as amended by law no. 120/2011, with respect to Boards of Statutory Auditors appointed from August 2012 onwards, at least 1/3 of regular Statutory Auditors shall belong to the less-represented gender (for the first appointment after August 2012 the threshold is reduced to 1/5). Consequently, the By-laws of the Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that each list containing at least three candidates shall include a number of candidates of the less-represented gender equal to at least the minimum number required by law.

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

        In case the abovementioned requirements for gender equality are not complied with at the end of the voting procedure, the last candidate appointed from the Majority List shall be replaced by the first non-appointed candidate of the same list belonging to the less-represented gender. If there are no candidates on that list belonging to the less-represented gender, the stockholders' meeting shall appoint a regular Statutory Auditor belonging to the less-represented gender in substitution for the last candidate appointed from the Majority List.

        If only one list is submitted, the ordinary meeting shall vote on it and, if the same list obtains the majority of the voting persons, without including those abstaining from voting, all the candidates included in such list shall be appointed. In such case the Chairman of the Board of the Statutory Auditors shall be the first regular statutory auditor.

        Extraordinary stockholders' meetings may be convened in one call. Extraordinary meetings of stockholders may be called to vote upon, among other things, proposed amendments to the By-laws, capital increases, mergers, spin-offs, issuance of debentures, appointment of receivers and similar extraordinary actions. Extraordinary stockholders' meetings are properly convened when at least one-fifth of the share capital is represented at the meeting and resolutions are adopted with the affirmative vote of at least two-thirds of the share capital represented at the meeting.

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

        Stockholders may appoint proxies. A proxy may also be granted by electronic means, by providing an electronic document with electronic signature in compliance with applicable Italian law. Electronic notice of the proxy may be given, pursuant to the procedure set forth in the call notice, either by using a specific section of the Company's website, or, if contemplated in the call notice, by sending the document to the certified electronic mail address of the Company. If the representatives deliver or send a copy of the proxy, they shall certify under their responsibility the identity of the proxy and that the proxy conforms to the original.

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

Option Rights

        Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such option rights are waived or limited by a stockholders' resolution and such waiver or limitation is in the interest of Luxottica Group S.p.A. Particular Italian regulations set forth the procedures to be followed by Italian listed companies in such circumstances.

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

        Legislative decree no. 58/98 provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiary must take place by way of a public offer or on the market in a manner agreed with Borsa Italiana S.p.A. which must ensure the equality of treatment among stockholders, subject to certain limitations. The foregoing does not apply to shares being purchased by a listed company from its employees or employees of its parent company or of subsidiaries under certain circumstances.

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

        Stockholders representing more than 1/20th of our share capital have the right to report major irregularities to the relevant court. In addition, stockholders representing at least 1/40th of our share capital may initiate a liability suit against the directors, Statutory Auditors and general managers of Luxottica Group S.p.A. We may waive or settle a liability suit against Directors only if less than 1/20th of the stockholders vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and (i) the court does not award such costs against the relevant directors, Statutory Auditors or general managers, or (ii) such costs cannot be recovered from such directors, Statutory Auditors or general managers. In compliance with legislative decree no. 58/98, our By-laws give minority stockholders the right to appoint directors and one Statutory Auditor as chairman and one Alternate Auditor to the Board of Statutory Auditors. See Item 6—"Directors, Senior Management and Employees—Directors and Senior Management."

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

        Legislative decree no. 58/98 further provides that the acquisition of an interest above 30% of the voting stock of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60% or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the stockholders of the company (excluding, for the purpose of calculating such majority, the offeror or any stockholder that holds an absolute or relative majority shareholding exceeding 10% as well as persons acting in concert with the offeror), (ii) if the offeror (including the persons acting in concert with the offeror) has not acquired more than 1% of the voting stock of the company in the 12 months preceding the announcement of the offer and during the offer period and (iii) upon receipt of an exemption granted by Consob provided that the terms of (i) and (ii) above are met.

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

No Limitation of Ownership

        Neither Italian law nor any of our constituent documents impose any limitations on the right of non-resident or foreign stockholders to hold or exercise voting rights on our ordinary shares or the ADRs.

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

MATERIAL CONTRACTS

        The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since April 30, 2011 and, as of the date of this Form 20-F, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this Form 20-F.

Contracts Relating to the Company's Indebtedness

        For a discussion of our material credit agreements and financings entered into or amended since April 30, 2011, see "—Our Other Debt Financings—The U.S. $350 Million Senior Unsecured Guaranteed Notes," "—Our 2012 Debt Financings—The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2019)," and "—Our 2012 Debt Financings—The Euro 500 Million Multicurrency Revolving Credit Facility" in Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness."

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

        Article 49 of decree 231/2007 provides that the transfer of cash, bearer bank or postal passbooks and bearer instruments in Euro or foreign currency, effected for any reason between different parties (resident or non-resident) (a "Transfer"), is forbidden when the total amount is equal to or greater than Euro 1,000. A Transfer is also forbidden when carried out through multiple payments—each lower than the Euro 1,000 threshold—that appear designed to circumvent such prohibition. A Transfer may only be executed through banks, electronic money institutions, "Poste Italiane S.p.A." (Italian Mail) and payment institutions (the latter subject to certain conditions) (collectively, the "Authorized Operators"). Within 30 days of their knowledge, the Authorized Operators must promptly notify the Ministry of Finance of any breach of the provisions set out in article 49 of decree 231/2007. The Ministry of Finance must immediately notify the Italian Tax Police ("Guardia di Finanza") of the abovementioned breaches. The latter may, in turn, inform the Italian Tax Agency ("Agenzia delle Entrate"), so as to allow the Italian Tax Agency to carry out proper tax investigations (if any).

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

        This discussion is based on the tax laws of Italy and of the United States, including the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the currently applicable Convention Between the United States of America and Italy for the Avoidance of Double Taxation with respect to Taxes on Income and the Prevention of Fraud or Fiscal Evasion and Protocol Between the United States and Italy (collectively, the "Treaty") and the Convention Between the United States of America and the Italian Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates and Inheritances (the "Estate Tax Convention"). These laws are subject to change, possibly on a retroactive basis that could affect the tax consequences described below. The Treaty was signed on August 25, 1999, ratified by Italy pursuant to Law 3 March 2009, no. 20, and entered into force on December 16, 2009, replacing the previously applicable tax treaty and protocol between the United States and Italy. The Treaty includes an anti-abuse provision and a provision limiting treaty benefits to individuals, qualified governmental entities, companies that are publicly traded or that satisfy certain share ownership requirements, certain pension plans and other tax-exempt entities, and certain other persons meeting prescribed anti-treaty shopping requirements.

        The Treaty also clarifies the availability of treaty benefits to entities that are treated as fiscally transparent under U.S. or Italian law.

        In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        This discussion addresses only Italian income taxation, gift and inheritance taxation, capital gains taxation, stamp duty and financial transaction tax and U.S. federal income and estate taxation.

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

        Distributions of newly issued ordinary shares to beneficial owners with respect to their shares or ADSs that are made as part of a pro rata distribution to all stockholders based on a gratuitous increase of the share capital through transfer of reserves or other provisions to share capital generally will not be subject to Italian tax. However, distributions of dividends in kind may be subject to withholding tax.

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

        Stamp duty.    Pursuant to Article 19(1) of Decree No. 201 of December 6, 2011, a proportional stamp duty applies on an annual basis to any periodic reporting communications which may be sent by an Italian financial intermediary to a holder of securities deposited with such financial intermediary. The stamp duty applies at a rate of 0.15 per cent and can neither be lower than Euro 34.20 nor (for taxpayers other than individuals) exceed Euro 4,500. In the absence of specific guidelines, the stamp duty may apply both to Italian resident and non-Italian resident security holders, to the extent that securities are held with an Italian-based financial intermediary.

        Financial transaction tax.    Law No. 228 of December 24, 2012 introduced a new "financial transaction tax" (imposta sulle transazioni finanziarie), inspired by the proposed European transaction tax (as included in the draft of European Directive no. 2011/0261). Subject to certain exceptions, the Italian financial transaction tax shall apply to, among other things, (a) transfers of the ownership of shares issued by companies resident in Italy and (b) transfers of the ownership of financial instruments representing shares indicated under (a) above. In relation to such transfers, financial transaction tax shall be applicable starting from March 1, 2013 at the rate of 0.22 per cent (reduced to 0.2 per cent from 2014). For transactions occurring in regulated markets or multilateral trading facilities established in EU Member States or in qualified States (excluding the United States) adhering to the "Accordo sullo spazio economico europeo", the ordinary rate is reduced to 0.12 per cent (reduced to 0.1 per cent from 2014). High-frequency trading transactions occurred in the Italian financial market relating to the same types of securities mentioned above are subject to high-frequency trading tax at a rate of 0.02%.

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

        Certain dividends received by non-corporate U.S. holders in taxable years beginning before January 1, 2013 in respect of ordinary shares or ADSs will be taxed at the rate applicable to long-term capital gains (generally at a maximum income tax rate of 15%) if the dividends are "qualified dividends." For taxable years beginning on or after January 1, 2013, the maximum tax rate for qualified dividends is 20% for a non-corporate U.S. holder with taxable income exceeding $400,000 ($450,000 for married individuals filing a joint return). This reduced income tax rate is only applicable to dividends paid by U.S. corporations and "qualified foreign corporations" and only with respect to shares held by a qualified U.S. holder (that is, a non-corporate stockholder such as an individual) for a minimum holding period (generally, more than 60 days during the 121-day period beginning 60 days before the ex-dividend date). We believe that we are a "qualified foreign corporation" and that dividends paid by us to individual U.S. holders of ordinary shares or ADSs held for the minimum holding period should thus be eligible for the reduced income tax rate. See "—Passive Foreign Investment Company Considerations" for a discussion of certain restrictions on "qualified foreign corporation" status. Non-corporate U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

        Taxation of Capital Gains.    If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs and such shares constitute a capital asset in the hands of the U.S. holder, such holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. The deductibility of capital losses is subject to limitations. Capital gain of a non-corporate U.S. holder, recognized in taxable years which begin before January 1, 2013, is generally taxed at a maximum rate of 15% for property held more than one year. For taxable years beginning on or after January 1, 2013, the maximum tax rate for long-term capital gains is 20% for a non-corporate U.S. holder with taxable income exceeding $400,000 ($450,000 for married individuals filing a joint return). Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

        Medicare Tax on Unearned Income.    Legislation enacted in 2010 requires certain U.S. holders that are individuals, estates or trusts to pay a 3.8% Medicare contribution tax on, among other things, dividends on, and capital gains from the sale or other taxable disposition of, ordinary shares or ADSs for taxable years beginning after December 31, 2012.

        Passive Foreign Investment Company Considerations.    A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is "passive income," or (b) the average percentage of the gross value of its assets that produce "passive income" or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special "look-through" rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Where the "look-through" rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25%-owned subsidiary as well as dividends and interest received from such a 25%-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2012. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in "—Taxation of Dividends"), and our dividends would not be eligible for the reduced U.S. income tax rate applicable to qualified dividends.

        Although, as stated above, we strongly believe that we are not, and we do not expect to become, a PFIC, we suggest that all existing and potential U.S. holders consult their own tax advisors regarding the potential tax impact if we were determined to be a PFIC.

        Backup Withholding and Information Reporting.    In general, dividend payments or other taxable distributions made within the United States to a U.S. holder will be subject to information reporting requirements and backup withholding tax at the rate of 28% if such U.S. holder is a non-corporate U.S. person and such holder:

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

        At December 31, 2012 and 2011, our interest rate sensitivity was limited to the amount of our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities.

        Included in this amount are:

  •
  Tranche B and Tranche C borrowings on our subsequently amended credit facility with a group of banks, of Euro 1,130 million and U.S. $325 million (of which U.S. $60.5 million and U.S. $293.2 million were borrowed under Tranche B as of December 31, 2012 and 2011, respectively, and Euro 0 million was borrowed under Tranche C as of December 31, 2011). Tranche C was cancelled on April 17, 2012. However, in 2007, we entered into interest rate swaps to effectively hedge the floating rate to a fixed rate for Tranche B. As of December 31, 2012, this credit facility, of which Euro 46.5 million was borrowed as of December 31, 2012, bore interest at EURIBOR on Euro-denominated loans and LIBOR on U.S. $–denominated loans, plus a margin between 0.20% and 0.40% based on the Net Debt/EBITDA ratio as defined in the agreement.

  •
  Our Euro 250 million credit facility (of which Euro 70.0 million was borrowed as of December 31, 2012). This credit facility accrues interest at EURIBOR plus a margin between 0.40% and 0.60% based on the "Net Debt/EBITDA" ratio, as defined in the agreement (0.589% as of December 31, 2012). In 2009, we entered into interest rate swaps for a notional amount of Euro 250.0 million that effectively hedge the floating rate to a fixed rate for this credit facility.

  •
  Our Tranche D U.S. $1.0 billion credit facility, of which U.S $231 million was borrowed as of December 31, 2012 (U.S. $500 million in 2011). This credit facility accrues interest at LIBOR plus a margin between 0.20% and 0.40% based on the Net Debt/EBITDA ratio as defined in the agreement (0.41% as of December 31, 2012). In 2008 and 2009 we entered into interest rate swaps for a notional amount of U.S. $700 million that effectively hedge the floating rate to a fixed rate for a portion of Tranche D.

  •
  Our Euro 300 million Term Facility Agreement with Mediobanca, which expires on November 30, 2014. This credit facility accrues interest at EURIBOR plus a margin between 1.00% and 2.25%, as defined in the amendment to the agreement (1.110% as of December 31, 2012). As of December 31, 2012, Euro 300 million was borrowed under this credit facility.

        A 10% change in interest rates (upward or downward) at December 31, 2012 and 2011, would not have had a material effect on our future annual pretax earnings and cash flows, based on our expected future pretax earnings and cash flows with an interest rate adjustment of 10% above and below the rates in effect as of December 31, 2012 and 2011. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S. $- denominated activities, we used an exchange rate of Euro 1.00 = U.S. $1.285 as of December 31, 2012 and of Euro 1.00 = U.S. $1.392 as of December 31, 2011.

        We monitor our exposure to interest rate fluctuations and may enter into hedging arrangements to mitigate our exposure to increases in interest rates if we believe it is prudent to do so. We have eight interest rate derivatives outstanding as of December 31, 2012, as follows:

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

        IAS 39 requires that all derivatives, whether designated as a hedging relationship or not, be recorded on the balance sheet at fair value regardless of the purpose or intent for holding them. If a derivative is designated as a fair-value hedge, changes in the fair value of the derivative and the related change in the hedge item are recognized in operations. If a derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income in the consolidated statement of changes in equity and are recognized in the consolidated statements of income when the hedged item affects operations. For a derivative that does not qualify as a hedge, changes in fair value are recognized in operations.

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

        Translation Risk.    A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2012 and 2011, and is not meant to be a tabular disclosure of market risk:

2012	U.S. Dollars	Euro	Other	Total

Revenues	57.4%	17.1%	25.5%	100.0%
Costs and operating expenses	53.7%	22.7%	23.6%	100.0%

	U.S. Dollars
2011		Euro	Other	Total

Revenues	57.0%	18.6%	24.4%	100.0%
Costs and operating expenses	55.5%	24.3%	20.2%	100.0%

        Because a large portion of our revenues and expenses are denominated in U.S. dollars, translation risk resulting from fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a 10% weakening of the U.S. dollar against the Euro as compared to the actual 2012 and 2011 average exchange rate between the U.S. dollar and Euro would have been a decrease in income before taxes of Euro 56.7 million and of Euro 39.9 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

        7.     U.S. $5.00 or less per 100 ADSs (or portion thereof) to the Depositary for the execution and delivery of ADRs (including in connection with the deposit of Luxottica ordinary shares or the exercising of rights) and the surrender of ADRs as well as for the distribution of other securities;

        8.     A maximum aggregate service fee of U.S. $2.00 per 100 ADSs (or portion thereof) per calendar year to the Depositary for the services performed by the Depositary in administering the ADR program, including for processing any cash dividends and other cash distributions; and

        9.     Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.

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

        These charges are described more fully in Section 5.9 of the Deposit Agreement incorporated by reference as Exhibit 2.1 to this Form 20-F.

        Since January 1, 2012, we received the following direct and indirect payments from Deutsche Bank Trust Company Americas in the aggregate amount of U.S. $117,395.85 for expenses relating to the ADR program, including:

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we furnish or file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Based upon that evaluation, our principal executive officer and our principal financial officer have concluded that, as of December 31, 2012, our disclosure controls and procedures are effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        As required by the SEC rules and regulations for the implementation of Section 404 of the Sarbanes-Oxley Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

        Our independent registered public accounting firm, PricewaterhouseCoopers S.p.A., has audited and issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2012, which appears in Item 18 of this Form 20-F.

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

        In accordance with Italian law, we adopted a Procedure for Handling Privileged Information in order to ensure that material non-public information is promptly and adequately disclosed to the public and in compliance with the fundamental principles of transparency and truthfulness. We also adopted an Internal Dealing Procedure in order to comply with certain regulatory amendments. The procedure governs the disclosure obligations and the limitations concerning transactions carried out on shares and other financial instruments by a "significant" person (including directors, the main stockholders of the company and the persons closely related to them).

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers S.p.A. ("PricewaterhouseCoopers") was engaged as our independent registered public accounting firm to audit our Consolidated Financial Statements for the year ended December 31, 2012. Deloitte & Touche S.p.A. ("Deloitte & Touche") was engaged as our independent registered public accounting firm to audit our Consolidated Financial Statements for the year ended December 31, 2011. Due to the nature of our operations, some PricewaterhouseCoopers and Deloitte & Touche entities and affiliates perform other audit-related, tax and other services for the Group around the world. The Board of Statutory Auditors is responsible for the approval of all audit services for the annual audit of Luxottica Group S.p.A.'s own financial statements and for the audit of the Consolidated Financial Statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all audit-related and non-audit services permissible for all entities in the Group.

        The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers in 2012 and by Deloitte & Touche in 2011:

	2012 Fees	2011 Fees
(Amounts in thousands of Euro)

Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	4,068	5,176
Audit-related fees (including benefit plan audits and acquisition due diligence)	368	272
Tax fees (including compliance and planning)	404	6
All other fees	55	—

Total fees	4,895	5,453

        Our Board of Statutory Auditors has approved all of the audit and non-audit fees of PricewaterhouseCoopers for the year 2012 in accordance with the pre-approval policy set forth above.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        From January 1, 2012 to December 31, 2012, our affiliate, Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio, made the following purchases of our ordinary shares:

		Average Price Paid per Ordinary Share (in Euro)
	Total Number of Ordinary Shares Purchased
Delfin S.à r.l. Purchases of our Ordinary Shares by Month

May 2012	700,000	27.30
June 2012	2,000	27.05
August 2012	400,000	27.81
November 2012	200,000	31.10
December 2012	100,000	31.69
Total year ended December 31, 2012	1,402,000	28.30

        For additional information, see Item 7—"Major Shareholders and Related Party Transactions."

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        On April 28, 2011, PricewaterhouseCoopers S.p.A. was appointed as our independent registered public accounting firm for a nine-year term commencing with the fiscal year starting on January 1, 2012. The change in auditors was made pursuant to an Italian law that requires mandatory rotation of independent audit firms for public companies. Because of the limitations set forth in this law, we did not seek to renew Deloitte & Touche's contract when it expired and Deloitte & Touche did not attempt to stand for reappointment. The replacement of Deloitte & Touche by PricewaterhouseCoopers was approved by our stockholders upon a proposal of our Board of Statutory Auditors. PricewaterhouseCoopers was engaged as our auditor for the fiscal year ended December 31, 2012 and Deloitte & Touche was engaged as our auditor for the fiscal years ended December 31, 2011 and 2010.

        During the fiscal years ended December 31, 2011 and 2010, and the period from January 1, 2012 to April 27, 2012 (the date on which our Report on Form 20-F for the year ended December 31, 2011 was filed with the SEC), there were no (1) disagreements (as defined in the instructions to Item 16F of Form 20-F) with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in connection with their opinion, or (2) reportable events (as defined in Item 16F of Form 20-F).

        The audit report of Deloitte & Touche on the Consolidated Financial Statements of Luxottica Group S.p.A. and its subsidiaries as of and for the years ended December 31, 2011 and 2010, did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of Deloitte & Touche on the effectiveness of internal control over financial reporting as of December 31, 2011 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

        During the two most recent fiscal years prior to the appointment of PricewaterhouseCoopers as our independent registered accounting firm, neither we nor anyone on our behalf consulted PricewaterhouseCoopers regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has PricewaterhouseCoopers provided to us a written report or oral advice that PricewaterhouseCoopers concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement" with Deloitte & Touche, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a "reportable event," as that term is described in Item 16F(a)(1)(v) of Form 20-F.

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

        In December 2011, Borsa Italiana S.p.A. issued a new Code of Corporate Governance. We implemented its recommendations during 2012 and have included information about the implementation of the new Code of Corporate Governance in our Corporate Governance Report published in 2013.

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

        The Code of Corporate Governance recommends that an "adequate number" of non-executive and independent directors serve on the board of directors of an Italian company, but does not require the board of directors to consist of a majority of independent directors. Italian law requires that at least one director or, in the event the board of directors is composed of more than seven members, at least two directors must fulfill the requirements to be independent. In addition, the Code of Corporate Governance recommends that, for companies included in the FTSE MIB Index (such as Luxottica), at least 1/3 of the Board of Directors shall be composed of independent directors.

        The standards for determining director independence under the Code of Corporate Governance are substantially similar to the NYSE listing standards for U.S. listed companies. The Code of Corporate Governance recommends that our independent directors meet at executive sessions without management once per year or else we have to disclose the reason they did not meet in our Annual Report on Corporate Governance.

        Pursuant to the Code of Corporate Governance, our Board of Directors has evaluated that, among its 13 members, seven directors are independent: Messrs. Abravanel, Cattaneo, Costamagna, Mangiagalli and Reboa and Mses. Magistretti and Puccio. This number of independent directors complies with the "adequate number" of non-management directors recommended. During 2012, our lead independent director, Marco Reboa, convened one meeting of independent directors.

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

        With respect to the nomination of directors and auditors, Italian law requires lists of nominees to be filed with the registered office of the Company, at least 25 days before its ordinary meeting of stockholders. The Company shall make the lists available to the public at least 21 days before the general meeting. The Code of Corporate Governance also recommends that, if an Italian listed company appoints a committee to select, or recommends the selection by the board of directors of, director nominees for the next ordinary meeting of stockholders, a majority of this committee be comprised of independent directors. The Company has elected not to appoint a committee to select, or recommend the selection of, director nominees.

        The Code of Corporate Governance requires that, unless the reason for non-compliance is disclosed, Italian listed companies shall appoint a Compensation Committee and that its members shall all be independent directors. As an alternative, the committee shall be composed of non-executive directors, the majority of whom are independent. In such a case, the chairman of the committee shall be an independent director. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers' compensation and our stock option plans. On April 27, 2012, the Board of Directors of the Company appointed the members of the Human Resources Committee from among independent members of the Board of Directors. The Human Resources Committee reports to the Board of Directors at least twice a year.

        For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, please see our Annual Report on Corporate Governance available on the Company website at www.luxottica.com.

  Control and Risk Committee

        The Code of Corporate Governance also requires the establishment of a Control and Risk Committee. Our Control and Risk Committee consists of four independent directors. The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system, the proper use of accounting principles in conjunction with our administration managers and auditors and the process for the identification and management of corporate risks. The committee reports to the Board of Directors at least twice a year. The members of the Control and Risk Committee, appointed by the Board of Directors on April 27, 2012, are Mario Cattaneo, who is Chairman, Marco Mangiagalli, Elisabetta Magistretti and Marco Reboa, each an independent director.

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

        The Board of Directors resolved, as authorized based on, among other things, the interested parties involved in each individual transaction, that (i) the Human Resources Committee—composed of independent directors—shall be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles and (ii) the Control and Risk Committee (previously the Internal Control Committee) shall be involved and consulted regarding other transactions with related parties. Our Related Party Transactions Procedure is available on our website at www.luxottica.com.

ITEM 16H.    MINE SAFETY DISCLOSURE.

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Luxottica Group S.p.A.

        In our opinion, the accompanying consolidated statement of financial position as of December 31, 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.p.A.

Milan, Italy
April 23, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Luxottica Group S.p.A.

        We have audited the accompanying consolidated statement of financial position of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the two years in the period ended December 31, 2011. Our audits also included the consolidated financial statement schedule listed in the index at Item 18 of the Company's Annual Report of Form 20-F for the year ended December 31, 2011. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche S.p.A.

Milan, Italy
April 19, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in thousands of Euro)	Note reference	2012	2011

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	790,093	905,100
Accounts receivable	7	698,755	668,239
Inventories	8	728,767	649,506
Other assets	9	209,250	230,850

Total current assets		2,426,866	2,453,695
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,192,394	1,159,436
Goodwill	11	3,148,770	3,090,563
Intangible assets	11	1,345,688	1,350,921
Investments	12	11,745	8,754
Other assets	13	147,036	157,255
Deferred tax assets	14	169,662	153,701

Total non-current assets		6,015,294	5,920,629

TOTAL ASSETS		8,442,160	8,374,325

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	90,284	193,834
Current portion of long-term debt	16	310,072	498,295
Accounts payable	17	682,588	608,327
Income taxes payable	18	66,350	39,859
Short-term provisions for risks and other charges	19	66,032	53,337
Other liabilities	20	589,658	533,801

Total current liabilities		1,804,984	1,927,454
NON-CURRENT LIABILITIES:
Long-term debt	21	2,052,107	2,244,583
Employee benefits	22	191,710	197,675
Deferred tax liabilities	14	227,806	232,337
Long-term provisions for risks and other charges	23	119,612	80,400
Other liabilities	24	52,702	66,756

Total non-current liabilities		2,643,936	2,821,751
STOCKHOLDERS' EQUITY:
Capital stock	25	28,394	28,041
Legal reserve	25	5,623	5,600
Reserves	25	3,497,584	3,244,362
Treasury shares	25	(91,929)	(117,418)
Net income	25	541,700	452,343

Luxottica Group stockholders' equity	25	3,981,372	3,612,928
Non-controlling interests	26	11,868	12,192

Total stockholders' equity		3,993,240	3,625,120

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,442,160	8,374,325

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Euro)	Note reference	2012	2011	2010

Net sales	5	7,086,142	6,222,483	5,798,035
Cost of sales		2,379,093	2,168,065	1,990,205

Gross profit		4,707,049	4,054,419	3,807,831

Selling and advertising		2,841,961	2,509,783	2,367,979
General and administrative		883,038	737,495	727,693
Total operating expenses		3,725,000	3,247,278	3,095,672

Income from operations		982,049	807,140	712,159

Other income/(expense)
Interest income	27	18,910	12,472	8,494
Interest expense	27	(138,140)	(121,067)	(106,987)
Other—net	27	(6,463)	(3,273)	(8,130)

Income before provision for income taxes		856,357	695,272	605,535

Provision for income taxes	27	(310,476)	(236,972)	(218,219)
Net income from continuing operations		545,881	458,300	387,315

Discontinued operations		—	—	19,944

Net income		545,881	458,300	407,258

Of which attributable to:
—Luxottica Group stockholders		541,700	452,343	402,187
—Non-controlling interests		4,181	5,957	5,072

NET INCOME		545,881	458,300	407,258

Weighted average number of shares outstanding:
Basic		464,643,093	460,437,198	458,711,441
Diluted		469,573,841	463,296,262	460,535,397
EPS (in Euro):
Basic—from continuing operations		1.17	0.98	0.83
Basic—from discontinued operations		—	—	0.04
Basic		1.17	0.98	0.88
Diluted—from continuing operations		1.15	0.98	0.83
Diluted—from discontinued operations		—	—	0.04
Diluted		1.15	0.98	0.87

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Euro)	2012	2011	2010

Net income	545,881	458,300	407,258
Other comprehensive income:
Cash flow hedge—net of tax of Euro 6.5 million, Euro 11.4 million and Euro 0.3 million as of December 31, 2012, 2011 and 2010, respectively	13,700	21,114	(3,223)
Currency translation differences	(64,010)	72,660	233,518
Actuarial (loss)/gain on defined benefit plans—net of tax of Euro 13.6 million, Euro 22.9 million and Euro 4.6 million as of December 31, 2012, 2011 and 2010, respectively	(24,952)	(37,186)	(8,744)
Total other comprehensive income—net of tax	(75,262)	56,588	221,551

Total comprehensive income for the period	470,619	514,888	628,810

Attributable to:
—Luxottica Group stockholders' equity	466,204	508,722	622,949
—Non-controlling interests	4,415	6,166	5,861

Total comprehensive income for the period	470,619	514,888	628,810

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

	Note 25									Note 26
Balance as of January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Total Comprehensive Income as of December 31, 2010	—	—	—	—	390,220	—	232,729	—	622,949	5,861

Exercise of stock options	1,690,827	101	—	22,316	—	—	—	—	22,417	—
Non-cash stock-based compensation—net of taxes of Euro 1.7 million	—	—	—	—	—	34,621	—	—	34,621	—
Excess tax benefit on stock options	—	—	—	2,084	—	—	—	—	2,084	—
Investments in treasury shares net of taxes of Euro 16.5 million	—	—	—	27,511	—	—	—	(29,816)	(2,305)	—
Dividends (Euro 0.35 per ordinary share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(9,208)
Allocation of legal reserve	—	—	17	—	(17)	—	—	—	—	—

Balance as of December 31, 2010	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Total Comprehensive Income as of December 31, 2011	—	—	—	—	436,271	—	72,451	—	508,722	6,166

Exercise of stock options	1,274,467	77	—	18,132	—	—	—	—	18,209	—
Non-cash stock-based compensation	—	—	—	—	—	44,555	—	—	44,555	—
Excess tax benefit on stock options	—	—	—	60	—	—	—	—	60	—
Investments in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Gifting of shares to employees	—	—	—	—	(5,584)	—	—	5,584	—	—
Change in the consolidation perimeter	—	—	—	—	(1,995)	—	—	—	(1,995)	(2,911)
Dividends (Euro 0.44 per ordinary share)	—	—	—	—	(202,525)	—	—	—	(202,525)	(4,092)
Allocation of legal reserve	—	—	22	—	(22)	—	—	—	—	—

Balance as of December 31, 2011	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of December 31, 2012	—	—	—	—	530,448	—	(64,244)	—	466,204	4,415

Exercise of stock options	5,886,520	353	—	87,913	—	—	—	—	88,266	—
Non-cash stock-based compensation	—	—	—	—	—	37,547	—	—	37,547	—
Excess tax benefit on stock options	—	—	—	3,814	—	—	—	—	3,814	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	8
Dividends (Euro 0.49 per ordinary share)	—	—	—	—	(227,386)	—	—	—	(227,386)	(4,748)
Allocation of legal reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of December 31, 2012	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts in thousands of Euro)	2012	2011	2010

Income before provision for income taxes	856,357	695,272	605,535
Stock-based compensation	41,365	44,496	32,940
Depreciation, amortization and impairment	358,281	323,889	322,062
Net loss on disposals of fixed assets and other	32,700	16,570	4,990
Financial expenses	138,140	121,067	106,987
Other non-cash items(*)	14,237	(19,710)	(7,058)
Changes in accounts receivable	(34,568)	(16,441)	2,771
Changes in inventories	(80,534)	(30,520)	(36,544)
Changes in accounts payable	61,472	51,053	86,667
Changes in other assets/liabilities	39,393	(14,023)	75,578
Total adjustments	570,485	476,381	588,393
Cash provided by operating activities	1,426,842	1,171,653	1,193,928
Interest paid	(120,762)	(122,520)	(132,969)
Taxes paid	(265,651)	(228,235)	(229,326)
Net Cash provided by operating activities	1,040,429	820,898	831,633
Additions of property, plant and equipment	(261,518)	(228,634)	(230,358)
Purchases of businesses—net of cash acquired(**)	(99,738)	(123,600)	(121,761)
Sales of businesses—net of cash disposed	—	—	5,520
Investments in equity investees	—	—	(20,684)
Additions to intangible assets	(117,005)	(107,646)	—

Cash used in investing activities	(478,261)	(459,880)	(367,283)

Long-term debt:
—Proceeds	512,700	250,610	881,705
—Repayments	(935,173)	(230,447)	(930,362)
Increase in short-term lines of credit	—	14,270	—
(Decrease) in short-term lines of credit	(102,018)	—	(5,475)
Exercise of stock options	88,267	18,210	22,416
(Purchase)/sale of treasury shares	—	(10,473)	14,195
Dividends	(232,134)	(206,617)	(169,839)

Cash used in financing activities	(668,358)	(164,447)	(187.360)

Increase/(decrease) in cash and cash equivalents	(106,190)	196,571	276,990

Cash and cash equivalents, beginning of the period	905,100	679,852	380,081

Effect of exchange rate changes on cash and cash equivalents	(8,817)	28,677	22,781

Cash and cash equivalents, end of the period	790,093	905,100	679,852

(*)
Other non-cash items in 2012 included expenses incurred for the reorganization of the Australian business for Euro 14.2 million.

Other non-cash items in 2011 included a gain resulting from business acquisitions for Euro (19.0) million and other non-cash items for Euro (0.7) million.

Other non-cash items in 2010 included the gain on sale of business for Euro (8.2) million and other non-cash items for Euro 1.1 million.

(**)
Purchases of businesses—net of cash acquired in 2012 included the purchase of Tecnol—Técnica Nacional de Oculos Ltda for Euro 66.4 million, the purchase of a retail chain in Spain and Portugal for Euro 21.9 million and other minor acquisitions for Euro 11.4 million.

Purchases of businesses—net of cash acquired in 2011 included the purchase of the remaining 60% of Multiópticas Internacional S.L. for Euro 89.8 million, the purchase of two retail chains in Mexico for Euro 19 million, and other minor acquisitions for Euro 14.8 million.

Purchases of businesses—net of cash acquired in 2010 included the purchase, non-controlling interest in the Turkey subsidiary Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi for Euro 61.8 million, the purchase of the non-controlling interest in the English subsidiary Sunglass Hut UK for Euro 32.3 million, the purchase of the OP Pty ltd group in Australia for Euro 14.6 million and other acquisitions for Euro 13.1 million.

Luxottica Group S.p.A.
Registered office at Via C. Cantù 2—20123 Milan
 Share capital € 28,394,291.82
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2012

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Via C. Cantù 2.

        The Company and its subsidiaries (collectively, the "Group") operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of proprietary brands and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2012, the Company owned and operated 6,417 retail locations worldwide and franchised an additional 543 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley, Inc. ("Oakley") and Multiópticas Internacional S.L.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of all retail divisions for the 52-week periods for fiscal years 2012, 2011 and 2010. The use of a calendar fiscal year by these entities would not have had a material impact on the consolidated financial statements.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on February 28, 2013.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2012 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        In order to provide the reader of these consolidated financial statements with a meaningful comparison of the information included in the consolidated financial statements as of December 31, 2012, certain prior year comparative information in the financial statements has been revised to conform to the current year presentation. The revisions relate to the offsetting of Euro 224.0 million of deferred tax assets against deferred tax liabilities within the same tax jurisdiction and the offsetting of

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

Euro 45.8 million from premiums and discounts to customers against accounts receivable that were previously classified within "Other Liabilities." The Company has determined that the revisions are immaterial to the previously reported financial statements. In addition, provisions for risks and other charges and employee benefits that were presented in other liabilities in 2011 are now separately disclosed.

        In addition in order to provide the reader with a more meaningful understanding of the information included in the consolidated statement of cash flows, taxes and interests paid are now presented separately within the cash provided by operating activities section. Additionally, the change in bank overdrafts (included in short-term borrowings within the consolidated statements of financial position) is now presented as cash from the financing activities. Bank overdrafts were previously reported as reduction of cash and cash equivalents.

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in equity and related notes to the Consolidated Financial Statements.

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

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no financial or other indicators presenting material uncertainties that may cast significant doubt upon the Group's ability to meet its obligations in the foreseeable future and in particular in the next 12 months.

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

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

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in operating income reflecting the Group's strategy to continue growing through acquisitions.

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

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

COMPOSITION OF THE GROUP

        During 2012, the composition of the Group changed due to the acquisition of the Brazilian entity, Tecnol—Técnica Nacional de Oculos Ltda., and two European entities, Sun Planet Retail S.L. in Spain and Sun Planet (Portugal)—Oculos de Sol, S.A. in Portugal. Please refer to Note 4 "Business Combinations," and Note 11 "Goodwill and Intangible assets" for a description of the primary changes to the composition of the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line, which approximates the weighted average cost, and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Trademarks are amortized on a straight-line basis over periods ranging between 20 and 25 years. Distributor network, customer relation contracts and lists are amortized on a straight-line basis or on an accelerated basis (projecting diminishing cash flows) over periods ranging between 3 and 25 years. Other intangible assets are amortized on a straight-line basis over periods ranging between 3 and 7 years.

Impairment of assets

        Intangible assets with an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment.

        Tangible assets and intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

value less costs to sell and value in use. For the purposes of assessing impairment, tangible and intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets other than goodwill are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current or non-current assets based on their maturity.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Any impairment loss recognized on an investment classified as an available-for-sale financial asset is not reversed.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income ("OCI") . The cumulative gain or loss is removed from OCI and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as Other—net. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income to Other—net. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in OCI at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments may not fully meet the criteria for hedge accounting pursuant to IAS 39. If so, the instruments are marked to market at the end of each reporting period and changes in fair value are recognized in the consolidated statement of income.

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

Long-term debt

        Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in OCI or directly in equity. In this case, tax is also recognized in OCI or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Interest and penalties associated with these positions are included in "provision for income taxes" within the consolidated statement of income.

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Risks that are possible are disclosed in the notes. Risks that are remote are not disclosed or provided for.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Wholesale division revenues are recognized from sales of products at the time title and the risks and rewards of ownership of the goods are assumed by the customer. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition. Accordingly, the Group records an accrual for the estimated amounts to be returned. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail division revenues are recognized upon receipt by the customer at the retail location. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The retail division also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Treasury Shares

        Treasury shares are recorded as a reduction of stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are recorded in the consolidated statement of changes in equity.

2.  NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations, if not early adopted, must be adopted in the financial statements issued after the applicable effective date. There are no new IFRSs or IFRICs (International Financial Reporting Interpretations Committee) that are effective for the first time starting from January 1, 2012 and that had a significant impact on the consolidated financial statements of the Group as of December 31, 2012.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2013 and not early adopted.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

2.  NEW ACCOUNTING PRINCIPLES (Continued)

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

        IFRS 10 defines relevant activities as activities of the investee that significantly affect the investee's returns. Based on the new standard (i) power arises from rights (for the purpose of assessing power, only substantive rights are considered), (ii) there are possibilities of having power with less than 50% of voting rights, and (iii) potential voting rights are considered only if they are substantive, differently from IAS 27, under which only potential voting rights that are currently exercisable or convertible were relevant to determining control. The new standard introduces some factors to identifying whether a party is acting as an agent or a principal.

        Concurrently with IFRS 10 the IASB issued in May 2011 IAS 27—Separate Financial Statements, which prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IFRS 10 and IAS 27 supersede IAS 27—Consolidated and separate financial statements (as amended in 2008).

        IFRS 10 and IAS 27 are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 11, IFRS 12 and IAS 28 (2011) are adopted at the same time. The Group has not early adopted IFRS 10 and believes that the application of the standard will not have a significant impact on its consolidated financial statements.

        IFRS 12—Disclosure of Interests in Other Entities, issued in May 2011. IFRS 12 provides expanded disclosures about an entity's interests in subsidiaries, associates and joint arrangements. IFRS 12 moves away from requiring a 'boiler-plate' list of disclosures to a more principles based approach. IFRS 12 applies only to the consolidated accounts. Disclosures relating to separate accounts are addressed in the revised IAS 27—Separate Financial Statements. IFRS 12 also provides a new set of disclosures related to unconsolidated structured entities. The new disclosures should enable users to understand the nature and extent of the entity's interests in unconsolidated structured entities and to evaluate the nature of risks associated with the structured entity. IFRS 12 provides a definition of a structured entity. IFRS 12 does not require disclosures for the interests in the other unconsolidated entities, which are outside of the definition of a structured entity. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is encouraged. An entity can choose to provide any of the disclosures in IFRS 12 without being forced to adopt IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised) or IAS 28 (revised). The Group has not early adopted IFRS 12 and believes that the application of the standard will not have a significant impact on its consolidated financial statements.

        IFRS 11—Joint Arrangements, issued in May 2011. IFRS 11 supersedes IAS 31 and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 11 mainly addresses two aspects of IAS 31: (a) the structure of the arrangement was the only determinant of the accounting and (b) that an entity had a choice of accounting treatment for interests in jointly controlled entities. Based on the new standard the 'types' of joint arrangements are reduced to two: joint operations and joint ventures. In a

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

2.  NEW ACCOUNTING PRINCIPLES (Continued)

joint operation the parties that have joint control have rights to the assets and obligations for the liabilities. In a joint venture the parties that have joint control have rights to the net assets of the arrangements. The policy choice in IAS 31 of proportionate consolidation for jointly controlled entities has been eliminated while equity accounting has been made mandatory for participants in joint ventures. Entities that participate in joint operations are required to recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. The new standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011) are adopted at the same time. The Group has chosen not to early adopt this standard and believes that IFRS 11 will not have a material impact on the Group consolidated financial statements.

        IFRS 13—Fair value measurement, issued in May 2011. IFRS 13 sets out a single IFRS framework for measuring fair value and provides comprehensive guidance on how to measure the fair value of both financial and non-financial assets and liabilities. IFRS 13 applies when another IFRS requires or permits fair value measurement or disclosures about fair value measurements, thus it does not set out requirements on "when to" apply fair value measurement. IFRS 13 became effective on January 1, 2013. The Group has not early adopted IFRS 13 and believes that the application of the standard will not have a significant impact on its consolidated financial statements.

        Amendments to IAS 1—Presentation of Items of Other Comprehensive Income, issued in June 2011. The amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). If items of other comprehensive income are presented before tax, then income tax is allocated to each respective group. The amendments do not change the existing option to present an entity's performance in two statements; and do not address the content of performance statements (i.e., what is recognized in profit or loss and what is recognized in other comprehensive income) or recycling issues (i.e., what can be reclassified (recycled) subsequently to profit or loss and what cannot). The amendments are effective for fiscal years commencing after July 1, 2012. The Group has not early adopted the amendments to IAS 1.

        Amendments to IAS 19—Employee benefits, issued in June 2011. The standards make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. Actuarial gains and losses are renamed 'remeasurements' and will be recognized immediately in 'other comprehensive income' (OCI) and will never be recycled to profit and loss in subsequent periods. Past-service costs will be recognized in the period of a plan amendment; unvested benefits will no longer be spread over a future—service period. A curtailment now occurs only when an entity reduces significantly the number of employees. Curtailment gains/losses are accounted for as past-service costs. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. There will be less flexibility in income statement presentation. Benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments) and (ii) finance expense or income. This analysis can appear in the income statement or in the notes. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has not early adopted the standard. The Group estimated that the application of the standard will result in an increase in pension expense in 2013 of approximately Euro 17.5 million (approximately Euro 11.9 million and Euro 11.0 million in 2012 and 2011, respectively).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

2.  NEW ACCOUNTING PRINCIPLES (Continued)

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

        Amendments to IFRS 7 and IAS 32—Offsetting financial assets and financial liabilities. The amendments require additional quantitative information that enables the users to better compare and reconcile the information provided by the presentation of financial statements as a result of the application of IFRS 7 and IAS 32. The amendment is effective for annual periods beginning on or after January 1, 2013. The Group believes that the amendment will not have a material impact on its consolidated financial statements.

        On May 17, 2012, the IASB issued the Improvements to IFRS, which are summarized below. The Group believes that these amendments will not have a significant impact on its consolidated financial statements. The amendments are applicable to reporting periods beginning on or after January 1, 2013. Early adoption is permitted, however, the Group has not elected to early adopt any of the following:

  •
  Amendment to IFRS 1—First time adoption of IFRS. The amendment clarifies that an entity may apply IFRS 1 more than once under certain circumstances. An entity that previously applied IFRS but then stopped is permitted but not required to apply IFRS 1 when it recommences applying IFRS;

  •
  Amendment to IFRS 1—First time adoption of IFRS. The amendment clarifies that an entity can choose to adopt IAS 23, Borrowing costs, either from its date of transition or from an earlier date;

  •
  Amendment to IAS 1—Presentation of Financial Statements. The amendment clarifies the disclosure requirements for comparative information when an entity provides a third balance sheet either as required by IAS 8, Accounting policies, changes in accounting estimates and errors or voluntarily;

  •
  Amendment to IFRS 1 as a result of the above amendment to IAS 1 The consequential amendment clarifies that a first-time adopter should provide the supporting notes for all statements presented;

  •
  Amendment to IAS 16—Property, Plant and Equipment. The amendment clarifies that spare parts and servicing equipment are classified as property, plant and equipment rather than inventory when they are used for longer than one period;

  •
  Amendment to IAS 32—Financial Instruments Presentation. The amendment clarifies the treatment of income taxes relating to distributions and transaction costs. Income taxes related to distributions are to be recognized in the income statement, and income taxes related to the costs of equity transactions are to be recognized in equity; and

  •
  Amendment to IAS 34—Interim Financial Reporting. The amendment clarifies that a measure of total assets and liabilities is required for an operating segment in interim financial statements if such information is regularly provided to the "Chief Operating Decision Maker" and there has been a material change in those measures since the most recent annual financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

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

        If the Euro/USD exchange rate increases by 10% as compared to the actual 2012 and 2011 average exchange rates and all other variables remain constant, the impact on net income and equity would have been a decrease of Euro 56.7 million and Euro 39.9 million, in 2012 and 2011, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2012 and 2011 average exchange rates and all other variables remain constant, the impact on net income and equity would have been an increase of Euro 69.3 million and Euro 48.8 million in 2012 and 2011, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2012 and 2011, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates. The investment portfolio, in accordance with contractual obligations, must not exceed a value at risk (VAR) of 2% with a confidence level of 99%. The Group will periodically monitor the VAR level.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

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

        Moreover, the Group has entered into an agreement with an insurance company in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group does not have a direct presence.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

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

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25% of the total notional amount of the derivatives portfolio of the Group.

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

  —
  utilizes different sources of financing and, as of December 31, 2012, had unused lines of credit of approximately Euro 1,200.0 million (of which Euro 500.0 million are committed lines);

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

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2012 and December 31, 2011. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities. With regards to interest rate swaps, the cash flows include the settlement of the interest spread, both positive and negative, which expire during different periods. The various maturity

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

date categories represent the period of time between the date of the financial statements and the contractual maturity date of the obligations, whether receivable or payable.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2012
Cash and cash equivalents	790,093	—	—	—
Derivatives receivable	6,048	—	—	—
Accounts receivable	698,755	—	—	—
Other current assets	54,425	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2011
Cash and cash equivalents	905,100	—	—	—
Derivatives receivable	1,307	—	—	—
Accounts receivable	714,033	—	—	—
Other current assets	59,973	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2012
Debt owed to banks and other financial institutions	416,538	1,107,256	229,120	1,086,670
Derivatives payable	1,119	—	—	—
Accounts payable	682,588	—	—	—
Other current liabilities	535,541	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2011
Debt owed to banks and other financial institutions	776,519	1,135,223	660,935	688,962
Derivatives payables	28,403	372	—	—
Accounts payable	608,327	—	—	—
Other current liabilities	523,075	—	—	—

        (e)   Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

        The risk policy of the Group requires the maintenance of a percentage of fixed-rate debt that is greater than 25% and less than 75% of total debt. This percentage is managed by entering into fixed rate debt agreements or by utilizing IRS agreements, when required.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2012 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 3.0 million (Euro 3.1 million as of December 31, 2011) or a maximum increase of Euro 3.0 million (Euro 3.1 million as of December 31, 2011).

        With reference to IRS agreements utilized to hedge against cash flow risk as of December 31, 2012, and in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders' equity reserves would have been, respectively, greater by Euro 0.2 million (Euro 4.0 million as of December 31, 2011), net of tax effect, and lower by Euro 4.1 million as of December 31, 2011 (not applicable to 2012), net of tax effect, in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2012 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.0)	—	3.0	—
Hedging derivatives (cash flow hedges)	—	0.2	—	N/A

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2011 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.1)	—	3.1	—
Hedging derivatives (cash flow hedges)	—	4.0	—	(4.1)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

3. FINANCIAL RISKS (Continued)

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2012
Cash and cash equivalents	—	790,093	—	—	—	—	790,093	6
Accounts receivable	—	698,755	—	—	—	—	698,755	7
Other current assets	6,048	48,377	—	—	—	—	54,425	9
Other non-current assets	—	62,718	—	—	—	—	62,718	13
Short-term borrowings	—	90,284	—	—	—	—	90.284	15
Current portion of long-term debt	—	310,072	—	—	—	—	310,072	16
Accounts payable	—	682,588	—	—	—	—	682,588	17
Other current liabilities	—	534,422	—	—	681	438	535,541	20
Long-term debt	—	2,052,107	—	—	—	—	2,052,107	21
Other non-current liabilities	—	52,702	—	—	—	—	52,702	24

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2011
Cash and cash equivalents	—	905,100	—	—	—	—	905,100	6
Accounts receivable	—	714,033	—	—	—	—	714,033	7
Other current assets	668	59,305	—	—	—	—	59,973	9
Other non-current assets	—	50,374	—	—	—	—	50,374	13
Short-term borrowings	—	193,834	—	—	—	—	193,834	15
Current portion of long-term debt	—	498,295	—	—	—	—	498,295	16
Accounts payable	—	608,327	—	—	—	—	608,327	17
Other current liabilities	—	507,017	—	—	3,890	12,168	523,075	20
Long-term debt	—	2,244,583	—	—	—	—	2,244,583	21
Other non-current liabilities	—	58,263	—	—	—	8,550	66,813	24

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

           (f)    Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see note 21) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our bond issues dated November 10, 2010 and March 19, 2012, which require compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from granting any liens or security interests on any of their assets in favor of third parties without the consent of the lenders over a threshold equal to 30% of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30% of consolidated assets.

        Default with respect to the abovementioned clauses—and following a grace period during which the default can be remedied—would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges and priority debt to share equity. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5 x
EBITDA/Pro forma financial charges	>5 x
Priority Debt/Share Equity	<20 x

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within a period of 15 business days from the date of reporting such default.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2012, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

        (g)   Fair value

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

        The Group determined the fair value of the derivatives existing on December 31, 2012 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

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
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2012
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,048	—	6,048	—
Interest Rate Derivatives	Other non-current liabilities	—	—	—	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	1,119	—	1,119	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2011
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	668	—	668	—
Interest Rate Derivatives	Other non-current liabilities	8,550	—	8,550	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	16,058	—	16,058	—

        As of December 31, 2012 and 2011, the Group did not have any Level 3 fair value measurements.

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

4. BUSINESS COMBINATIONS

        On January 20, 2012, the Group completed the acquisition of the Brazilian entity Tecnol—Técnica Nacional de Oculos Ltda. ("Tecnol"). The total consideration paid was approximately BRL 181.8 million (approximately Euro 72.5 million) with BRL 143.7 million (approximately Euro 57.2 million) paid in January 2012 and BRL 38.4 million (approximately Euro 15.3 million) paid in October 2012. Additionally the Group assumed Tecnol net debt amounting to approximately Euro 30.3 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

4. BUSINESS COMBINATIONS (Continued)

        The acquisition furthers the Group's strategy of continued expansion of its wholesale business and acquiring a manufacturing facility in South America. The goodwill of Euro 88.8 million from the acquisition mainly reflects (i) a reduction in customs duties and transportation costs and more rapid and direct access to the Brazilian market, (ii) the Tecnol qualified workforce that possesses the know-how necessary to quickly apply the production processes developed by the Group and (iii) the benefit of Tecnol's existing wholesale and distribution channels.

        The Company uses various methods to calculate the fair value of the Tecnol assets acquired and the liabilities assumed. The purchase accounting for the transaction was completed as of December 31, 2012.

        The following table summarizes the consideration paid and the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash paid	72,457

Total consideration	72,457

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	6,061
Accounts receivable	11,451
Inventory	6,396
Other current receivables	4,645
Fixed assets	9,695
Trademarks and other intangible assets	38,384
Other long term receivables	5,358
Accounts payable	(2,829)
Other current liabilities	(22,390)
Income tax payable	(431)
Long-term debt	(30,598)
Deferred income tax payable, net	(3,316)
Provisions for risks	(36,736)
Other long-term liabilities	(1,993)

Total net identifiable liabilities	(16,304)

Goodwill	88,761

Total	72,457

        The provisions for risk include a contingent liability for approximately Euro 17.5 million related to certain tax risks that arose prior to the acquisition date.

        The acquisition-related costs of Euro 1.2 million were expensed as incurred. The consideration paid net of the cash acquired (Euro 6.1 million) was Euro 66.4 million.

        On July 31, 2012, the Group completed the acquisition of more than 120 Sun Planet branded sun specialty stores in Spain and Portugal from Multiópticas Internacional. In 2011, Luxottica acquired the Sun Planet retail chain in Latin America from the same seller. The consideration paid was

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

4. BUSINESS COMBINATIONS (Continued)

Euro 23.8 million. Sun Planet operates approximately 90 sunglass retail locations in Spain and approximately 30 in Portugal, mainly in select malls and tourist destinations.

        Goodwill of Euro 15.3 million arising from the 2012 acquisition is mainly due to the benefit of Sun Planet's existing retail channels.

        The Company uses various methods to calculate the fair value of the Sun Planet assets acquired and the liabilities assumed. Sun Planet assets and liabilities have been calculated on an estimated basis, since, as of the date that these consolidated financial statements were authorized for issuance, certain valuation processes were not concluded. The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill and intangible assets. In accordance with IFRS 3, the fair value of the net assets and liabilities assumed will be determined within 12 months from the acquisition date.

        The following table summarizes the consideration paid and the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash paid for the share capital of Sun Planet	23,839

Total consideration	23,839

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	1,893
Accounts receivable—net	325
Inventory	2,186
Other current receivables	252
Fixed assets	2,660
Trademarks and other intangible assets	6,656
Other long-term receivables	733
Accounts payable	(3,303)
Other current liabilities	(1,016)
Deferred income tax payable	(1,883)
Income tax payable	70

Total net identifiable assets	8,573

Non—controlling interest	(8)
Goodwill	15,274

Total	23,839

        Net sales included in the consolidated financial statements relating to Sun Planet (Spain and Portugal) starting from the acquisition date are Euro 5.5 million. Sun Planet's impact on the Group's 2012 consolidated net income was a net loss of Euro 3.5 million. Had Sun Planet (Spain and Portugal) been consolidated from January 1, 2012, the Group's consolidated net sales would have increased by Euro 12.8 million and net income would have decreased by Euro 0.8 million.

        Transaction-related costs of approximately Euro 0.7 million were expensed as incurred. The consideration paid net of the cash acquired (Euro 1.9 million) was Euro 21.9 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

4. BUSINESS COMBINATIONS (Continued)

        On June 16, 2009, the Company closed an agreement with Multiópticas Internacional S.L. ("MOI"), a company operating under the GMO, Econópticas and Sun Planet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica acquired a 40 percent participation in MOI. The total consideration paid for the acquisition of this stake in MOI was Euro 41.4 million. Under the terms of the governing agreement, the Company had a call option for the remaining 60 percent of MOI, starting from the second half of 2012. On May 23, 2011, the Company entered into an agreement pursuant to which it exercised in advance, in 2011, its call option on the remaining 60 percent of MOI's share capital. Following the exercise of the call option, the Company has increased its shareholding in MOI to 100 percent.

        The total consideration for the acquisition of the additional 60 percent participation in MOI totals Euro 95.4 million and was determined on the basis of MOI's sales and EBITDA values at the acquisition date. The acquisition furthers the Company's strategy of continued expansion of its retail business in Latin America.

        The Company uses various methods to calculate the fair value of the MOI assets acquired and the liabilities assumed. The purchase price allocation was completed at the date these Consolidated Financial Statements were authorized for issue. The goodwill of Euro 123.5 million is not expected to be deductible for income tax purposes. The acquisition qualifies as a business combination achieved in stages under IFRS 3.

        The Group recognized a non-recurring gain of Euro 19.0 million as a result of measuring at fair value its 40 percent equity interest in MOI held before the business combination. The gain is included within general and administrative expenses in the consolidated statement of income for the year ended December 31, 2011. As there is no active market, the Group considered the consideration paid as a reasonable approximation of the equity value of MOI. The Group also took into consideration similar transactions carried out in the past and the methodology used to determine equity values.

        The above-mentioned goodwill is mainly related to the expected growth of MOI in light of the Company's strategy to expand its retail business in Latin America.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

4. BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid and the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash	95,401
Fair value of the investment in MOI held before the business combination	63,613

Total consideration	159,014

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	5,608
Accounts receivable—net	4,976
Inventories—net	13,497
Other current receivables	1,693
Fixed assets	17,436
Trademarks and other intangible assets	23,136
Other long-term receivables	1,917
Accounts payable	(7,778)
Other current liabilities	(4,879)
Current portion of long-term debt and short-term borrowings	(11,575)
Income tax payable	(357)
Deferred tax liabilities	(2,558)
Long-term debt	(5,339)
Other long-term liabilities	(224)

Total net identifiable assets	35,555

Non-controlling interests	—
Goodwill	123,459

Total	159,014

        The revenue included in the consolidated statement of income since July 13, 2011 that was contributed by MOI equals Euro 49.1 million. MOI also had an insignificant loss during the same period.

        Had MOI been consolidated from January 1, 2011, the consolidated statement of income would show net sales increased by Euro 41.9 million and net income decreased by Euro 0.3 million. The acquisition-related costs incurred to effect the business combination totaled Euro 165 thousand. The consideration paid net of the cash acquired (Euro 5.6 million) totaled Euro 89.8 million.

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution, and (2) Retail Distribution.

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officer, in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

5. SEGMENT INFORMATION (Continued)

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

	Manufacturing and Wholesale Distribution		Inter-segment transactions and corporate adjustments(c)
		Retail Distribution
(Amounts in thousands of Euro)				Consolidated

2012
Net sales(a)	2,773,073	4,313,069	—	7,086,142
Income from operations(b)	604,494	552,691	(175,136)	982,049
Interest income	—	—	—	18,910
Interest expense	—	—	—	(138,140)
Other-net	—	—	—	(6,463)
Income before provision for income taxes	—	—	—	856,357
Provision for income taxes	—	—	—	(310,476)
Net income	—	—	—	545,881
Of which attributable to:
Luxottica stockholders	—	—	—	541,700
Non-controlling interests	—	—	—	4,181
Capital expenditures	148,001	224,890	—	372,891 (1)
Depreciation and amortization	100,956	170,988	86,337	358,281
2011
Net sales(a)	2,456,341	3,766,142	—	6,222,483
Income from operations(b)	529,073	436,869	(158,802)	807,140
Interest income	—	—	—	12,472
Interest expense	—	—	—	(121,067)
Other-net	—	—	—	(3,273)
Income before provision for income taxes	—	—	—	695,272
Provision for income taxes	—	—	—	(236,972)
Net income	—	—	—	458,300
Of which attributable to:
Luxottica stockholders	—	—	—	452,343
Non-controlling interests	—	—	—	5,957
Capital expenditures	153,229	205,094	—	358,323 (2)
Depreciation and amortization	85,765	148,292	89,831	323,888

(1)
Capital expenditures in 2012 include capital leases of the retail division of Euro 7.9 million. Capital expenditures excluding the above-mentioned additions were Euro 365.0 million.

(2)
Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25 million and (ii) capital leases of the retail division of Euro 25.6 million. Capital expenditures excluding the above-mentioned additions were Euro 307.5 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

5. SEGMENT INFORMATION (Continued)

	Manufacturing and Wholesale Distribution		Inter-segment transactions and corporate adjustments(c)
		Retail Distribution
(Amounts in thousands of Euro)				Consolidated

2010
Net sales(a)	2,236,403	3,561,632	—	5,798,035
Income from operations(b)	461,854	424,384	(174,080)	712,158
Interest income	—	—	—	8,494
Interest expense	—	—	—	(106,987)
Other—net	—	—	—	(8,130)
Income before provision for income taxes	—	—	—	605,535
Provision for income taxes	—	—	—	(218,219)
Net income	—	—	—	387,315
Of which attributable to:
Luxottica stockholders	—	—	—	402,187
Non-controlling interests	—	—	—	5,072
Capital expenditures	98,724	131,633	—	230,357
Depreciation and amortization	79,028	139,216	103,818	322,062

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

Information by geographic area

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
As of DECEMBER 31, 2012

5. SEGMENT INFORMATION (Continued)

customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America	Asia- Pacific	Other	Consolidated

2012
Net sales	1,317,332	4,122,889	897,491	748,430	7,086,142
Long-lived assets, net	342,394	591,358	213,401	45,241	1,192,394
2011
Net sales	1,243,280	3,605,314	779,718	594,171	6,222,483
Long-lived assets, net	340,648	594,722	200,134	33,562	1,169,066
2010
Net sales	1,163,527	3,481,924	745,137	407,447	5,798,035
Long-lived assets, net	323,586	595,044	169,168	8,406	1,096,204

(1)
Long-lived assets, net located in Italy represented 26%, 27% and 27% of the Group's total fixed assets in 2012, 2011 and 2010, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2012	2011

Cash at bank and post office	779,683	891,406
Checks	7,506	9,401
Cash and cash equivalents on hand	2,904	4,293

Total	790,093	905,100

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

7. ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,		As of January 1,
	2012	2011	2011

Accounts receivable	733,854	704,198	663,040
Allowance for doubtful accounts	(35,098)	(35,959)	(33,368)

Total accounts receivable	698,755	668,239	629,672

        The balance of accounts receivable as of December 31, 2011 and January 1, 2011, before the offsetting of certain liabilities for premiums and discounts to customers and accounts receivable discussed in the "Basis for Preparation" section of these notes to the consolidated financial statements, was Euro 714.0 million and Euro 655.9 million, respectively.

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2012	2011	2010

Balance as of January 1	35,959	33,368	30,097
Increases	3,941	5,612	3,701
Decreases	(4,212)	(2,625)	(3,730)
Translation difference and other	(590)	(396)	2,460

Balance as of December 31	35,098	35,959	33,368

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2012, the gross amount of accounts receivable was equal to Euro 733.9 million (Euro 704.2 million as of December 31, 2011), including an amount of Euro 26.3 million covered by insurance and other guarantees (3.6% of gross receivables). The bad debt fund as of December 31, 2012 amounted to Euro 35.1 million (Euro 36.0 million as of December 31, 2011).

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

7. ACCOUNTS RECEIVABLE (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2012 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	567,162	(9,530)	557,632	62,558	38,215	24,344
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	12,224	(2,528)	9,695	3,438	515	2,923
Receivables of the Wholesale segment classified as RISK	20,071	(18,712)	1,359	1,744	456	1,288
Receivables of the Retail segment	134,398	(4,329)	130,069	13,120	7,446	5,674

Total	733,854	(35,098)	698,755	80,860	46,631	34,229

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2011 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	524,621	(4,065)	520,556	43,141	27,389	15,752
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	25,640	(2,138)	23,502	3,555	1,534	2,021
Receivables of the Wholesale segment classified as RISK	24,452	(22,602)	1,850	1,688	45	1,643
Receivables of the Retail segment	129,485	(7,154)	122,331	24,172	21,447	2,725

Total	704,198	(35,959)	668,239	72,556	50,415	22,141

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

7. ACCOUNTS RECEIVABLE (Continued)

        As of December 31, 2012, the amount of overdue receivables which were not included in the bad debt fund was equal to 11% of gross receivables (9.7% as of December 31, 2011) and 11.6% of receivables net of the bad debt fund (10.2% as of December 31, 2011). The Group does not expect any additional losses over amounts already provided for.

8. INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2012	2011

Raw materials	154,403	128,909
Work in process	59,565	49,018
Finished goods	625,386	562,141
Less: inventory obsolescence reserves	(110,588)	(90,562)

Total	728,767	649,506

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Other(1)	Utilization	Balance at end of period

2010	81,393	42,914	14,085	(41,840)	96,552
2011	96,552	45,776	13,187	(64,953)	90,562
2012	90,562	67,894	(3,930)	(43,938)	110,588

(1)
Other includes translation differences for the period.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

9.  OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2012	2011

Sales taxes receivable	15,476	18,785
Short-term borrowings	835	1,186
Prepaid expenses	2,569	1,573
Other assets	35,545	38,429
Total financial assets	54,425	59,973
Income tax receivable	47,354	59,795
Advances to suppliers	15,034	12,110
Prepaid expenses	74,262	69,226
Other assets	18,175	29,746
Total other assets	154,825	170,877

Total other assets	209,250	230,850

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 6.0 million as of December 31, 2012 (Euro 0.7 million as of December 31, 2011), as well as other financial assets of the North America retail division totaling Euro 13.2 million as of each of December 31, 2012 and 2011.

        The reduction of the income tax receivable is mainly due to certain U.S.-based subsidiaries which in 2012 utilized some of the receivables created in 2011.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 18.2 million as of December 31, 2012 (Euro 29.7 million as of December 31, 2011).

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
As of DECEMBER 31, 2012

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below (amounts in thousands of Euro):

	Land and buildings, including leasehold improvements
		Machinery and equipment
				Other equipment
			Aircraft		Total

As of January 1, 2011
Historical cost	814,414	741,425	37,853	668,850	2,262,542
Accumulated depreciation	(353,508)	(507,128)	(7,226)	(308,107)	(1,175,969)
As of January 1, 2011	460,906	234,297	30,627	360,743	1,086,574
Increases	64,466	107,992	234	81,545	254,237
Decreases	(6,812)	(1,564)	—	(8,194)	(16,570)
Business combinations	6,124	3,655	—	10,282	20,061
Translation difference and other	19,158	108,816	—	(116,889)	11,085
Depreciation expense	(55,420)	(83,159)	(1,550)	(55,821)	(195,950)

Balance as of December 31, 2011	488,422	370,037	29,311	271,666	1,159,436

Of which:
Historical cost	893,948	983,164	38,087	582,779	2,497,978
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(311,113)	(1,338,542)

Total as of December 31, 2011	488,422	370,037	29,311	271,666	1,159,436

Increases	55,700	112,415	—	101,300	269,415
Decreases	(13,713)	—	—	(15,288)	(29,001)
Business combinations	850	8,904	—	2,765	12,519
Translation difference and other	2,478	9,349	—	(18,820)	(6,993)
Depreciation expense	(58,104)	(95,008)	(1,561)	(58,310)	(212,983)

Total balance as of December 31, 2012	475,633	405,697	27,750	283,313	1,192,394

Of which:
Historical cost	913,679	1,074,258	38,087	615,957	2641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Total balance as of December 31, 2012	475,633	405,697	27,750	283,313	1,192,394

        The 2012 and 2011 increases in Property, plant and equipment due to business combinations were mainly due to the acquisition of Tecnol and MOI, respectively. Please refer to Note 4 "Business Combinations" for further details on the Tecnol acquisition.

        Of the total depreciation expense of Euro 213.0 million (Euro 196.0 million and 214.9 million in 2011 and 2010, respectively), Euro 69.5 million (Euro 60.6 million and Euro 60.4 million in 2011 and 2010, respectively) is included in cost of sales, Euro 114.8 million (Euro 108.5 million and Euro 102.5 million in 2011 and 2010, respectively) in selling expenses; Euro 3.9 million (Euro 4.4 million and Euro 5.1 million

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

10.  PROPERTY, PLANT AND EQUIPMENT (Continued)

in 2011 and 2010, respectively) in advertising expenses; and Euro 24.8 million (Euro 22.5 million and Euro 47.0 million in 2011 and 2010, respectively) in general and administrative expenses.

        Capital expenditures in 2012 and 2011 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores the leases for which were extended during the period.

        Other equipment includes Euro 66.9 million for assets under construction as of December 31, 2012 (Euro 54.5 million as of December 31, 2011) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 153.1 million and Euro 230.4 million as of December 31, 2012 and December 31, 2011, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets as of December 31, 2011 and 2012, were as follows (amounts in thousands of Euro):

	Goodwill	Trade names and trademarks	Distribution network	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2011
Historical cost	2,890,397	1,423,092	86,389	225,364	21,479	321,627	5,031,334
Accumulated amortization	—	(545,896)	(23,098)	(51,967)	(6,180)	(162,877)	(853,004)

Total	2,890,397	877,196	63,290	173,397	15,299	158,750	4,178,330

Increases	—	—	—	—	—	107,646	107,646
Decreases	—	—	—	—	—	(710)	(710)
Business combinations	128,808	26,014	—	—	—	9,451	164,273
Translation difference and other	71,358	86,506	(63,232)	1,903	422	22,927	119,885
Impairment and amortization expense	—	(74,666)	(41)	(14,093)	(1,031)	(38,108)	(127,939)

Balance as of December 31, 2011	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Historical cost	3,090,563	1,576,008	287	229,733	22,181	464,712	5,383,484
Accumulated amortization		(660,958)	(270)	(68,526)	(7,491)	(204,756)	(942,001)

Total as of December 31, 2011	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Increases	—	187	—	—	—	116,819	117,005
Decreases	—	—	—	—	—	(3,751)	(3,751)
Business combinations	107,123	12,057	—	21,806	—	11,146	152,132
Translation difference and other	(48,916)	(6,572)	1	(3,370)	(255)	(8,004)	(67,117)
Amortization expense	—	(70,882)	(18)	(15,468)	(1,117)	(57,813)	(145,298)

Balance as of December 31, 2012	3,148,770	849,839	—	164,177	13,319	318,352	4,494,457

Historical cost	3,148,770	1,563,447	288	247,730	21,752	546,966	5,528,953
Accumulated amortization		(713,608)	(288)	(83,553)	(8,433)	(228,614)	(1,034,496)

Total as of December 31, 2012	3,148,770	849,839	—	164,177	13,319	318,352	4,494,457

        The 2012 increase in goodwill and intangible assets due to business combinations is mainly due to the acquisition of Tecnol (Euro 127.2 million) and Sun Planet (Euro 22.0 million). The increase in goodwill and intangible assets due to business combinations is mainly due to the acquisition of MOI. Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of Euro 145.3 million (Euro 127.9 million and Euro 107.2 million in 2011 and 2010, respectively) Euro 132.8 million (Euro 124.7 million and 106.2 million in 2011 and 2010, respectively) is included in general and administrative expenses and Euro 6.2 million (Euro 3.2 million and Euro 1.0 million in 2010 and 2009, respectively) is included in cost of sales. In 2010, the Group recorded an impairment loss of Euro 20.4 million relating to the goodwill allocated to the Australian retail distribution segment in 2010. In the fourth quarter of 2011, the Group decided to progressively stop operating under the Budget Eyewear trademark and recorded an impairment loss of AUD 12 million

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

(Euro 8.9 million) in general and administrative expenses within the consolidated statement of income as of December 31, 2011.

        Other intangible assets includes internally generated assets of Euro 57.4 million (Euro 44.1 million as of December 31, 2011).

        The increase in intangible assets is mainly due to the implementation of a new IT infrastructure, which started in 2008.

Impairment of goodwill

        Pursuant to IAS 36—Impairment of Assets, the Group has identified the following four cash-generating units: Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group.

        The value of goodwill allocated to each cash-generating unit is reported in the following table (amounts in thousands of Euro):

	2012	2011

Wholesale	1,203,749	1,134,742
Retail North America	1,388,263	1,409,353
Retail Asia-Pacific	376,414	381,387
Retail other	180,344	165,081

Total	3,148,770	3,090,563

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America cash-generating units, since the value of goodwill allocated to these two units is a significant component of the Group's total goodwill.

        The recoverable amount of each cash-generating unit has been verified by comparing its net assets carrying amounts to its value in use.

        The main assumptions for determining the value in use are reported below and refer to both cash generating units:

  •
  Growth rate: 2.0% (2.0% as of December 31, 2011)

  •
  Discount rate: 7.8% (8.1% as of December 31, 2011)

        The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies.

        The recoverable amount of cash-generating units has been determined by utilizing post-tax cash flow forecasts based on the Group's 2013-2015 three-year plan, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three-year projected cash flow period, a terminal value was estimated in order to reflect the value of the cash-generating unit in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. In particular, it should be noted that, in accordance with the provisions of paragraph 71 of IAS 36, future cash flows of the cash-generating units in the Retail distribution segment were adjusted in order to reflect the transfer prices at market conditions. This adjustment was made since the cash generating units belonging to this segment generate distinct and independent cash flows whose products are sold within an active market. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. No external impairment indicators were identified which highlight the potential risks of impairment. In percentage terms, the surplus of the recoverable amount of the cash-generating unit over the carrying amount was equal to 302% and 25% of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively. A reduction in the recoverable amount of the cash generating unit to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 24.2% for Wholesale and 9.3% for Retail North America; or (ii) the utilization of a negative growth rate for Wholesale and zero for Retail North America.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/-0.5 percent and discount rate changes of +/-0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 11.7 million (Euro 8.8 million as of December 31, 2011). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited for Euro 4.3 million (Euro 4.0 million as of December 31, 2011) and to other minor investments.

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2012	2011

Other financial assets	62,718	50,374
Other assets	84,318	106,881

Total other non-current assets	147,036	157,255

        Other financial assets primarily include security deposits totaling Euro 34.3 million (Euro 32.9 million as of December 31, 2011).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

13.  OTHER NON-CURRENT ASSETS (Continued)

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 73.8 million (Euro 88.3 million as of December 31, 2011).

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2012, December 31, 2011 and January 1, 2011 is as follows:

	As of December 31, 2012	As of December 31, 2011	As of January 1, 2011
(Amounts in thousands of Euro)

Deferred tax assets	169,662	153,701	136,620
Deferred tax liabilities	227,806	232,337	202,169

—Deferred tax liabilities (net)	58,144	78,636	65,549

        The balance of deferred tax assets and liabilities as of January 1, 2011, before the offsetting of balances within the same tax jurisdiction discussed in Note 1 to these consolidated financial statements, was Euro 364.3 million and Euro 429.8 million, respectively.

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
Deferred tax assets (Amounts in thousands of Euro)
	2012	2011

—Deferred tax assets to be recovered after more than 12 months	187,602	176,428
—Deferred tax assets to be recovered within 12 months	212,561	201,311

	400,163	377,739

—Deferred tax liabilities to be recovered after more than 12 months	18,129	15,844
—Deferred tax liabilities to be recovered within 12 months	440,178	440,531

	458,307	456,375

—Deferred tax liabilities (net)	58,144	78,636

        The gross movement in the deferred income tax accounts is as follows:

(Amounts in thousands of Euro)	2012

As of January 1	78,636
Exchange rate difference and other movements	16,932
Business combinations	4,898
Income statements	(28,910)
Tax charge/(credit) directly to equity	(13,412)
At December 31	58,144

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2012	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2012

Inventories	78,264	(2,013)	5,127	21,678	—	103,056
Insurance and other reserves	10,923	(137)	—	557	—	11,343
Net operating loss carry-forwards	16,191	3,657	(948)	(12,441)	—	6,459
Rights of return	11,194	3,234	1,103	551	—	16,082
Deferred tax on derivatives	7,484	55	—	(1,017)	(6,484)	38
Employee-related reserves	90,473	(13,837)	—	13,652	14,120	104,408
Occupancy reserves	18,275	(837)	—	928	—	18,366
Trade names	84,278	(2,553)	—	767	(67)	82,425
Fixed assets	10,369	3,658	—	202	—	14,229
Other	50,288	(18,286)	6,037	5,653	67	43,759

Total	377,739	(27,059)	11,319	30,530	7,636	400,163

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2012	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2012

Dividends	6,155	—	—	(592)	—	5,563
Trade names	233,729	(5,585)	23,433	(17,620)	—	233,957
Fixed assets	66,120	(24,358)	—	13,729	—	55,491
Other intangibles	140,682	16,372	(7,305)	2,093	—	151,842
Other	9,688	3,444	80	4,009	(5,767)	11,454

Total	456,375	(10,127)	16,208	1,619	(5,767)	458,307

        Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 37.3 million in respect of losses amounting to Euro 169.6 million that can be carried forward against future taxable income. Additional losses of certain subsidiaries amounting to Euro 56.1 million can be indefinitely carried forward. The breakdown of the net operating losses by expiration date is as follows:

Year ending December 31: (Amounts in thousands of Euro)

2013	14,547
2014	22,426
2015	17,930
2016	17,827
2017	21,767
Subsequent years	18,964

Total	113,462

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 2.0 billion and Euro 1.8 billion in 2012 and 2011, respectively, that are intended to be permanently invested. In connection with the 2012 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to declared dividends from earnings.

CURRENT LIABILITIES

15.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2012 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2012 and 2011, the Company had unused short-term lines of credit of approximately Euro 700.4 million and Euro 747.9 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 295.5 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2012, these credit lines were not utilized.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 84.4 million (USD 111.4 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2012, there were no amounts borrowed against these lines. However, there was Euro 23.0 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.10%.

        The book value of short-term borrowings is approximately equal to their fair value.

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in note 21 "Long-term debt."

17.  ACCOUNTS PAYABLE

        Accounts payable were Euro 682.6 million as of December 31, 2012 (Euro 608.3 million as of December 31, 2011) and consisted of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The carrying value of accounts payable is approximately equal to their fair value.

18.  INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2012	2011

Current year income taxes payable	107,377	59,310
Income taxes advance payment	(41,027)	(19,451)

Total	66,350	39,859

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

19.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2011	4,899	5,620	1,796	9,927	31,094	53,337

Increases	1,647	7,395	10,525	11,229	18,233	49,029
Decreases	(5,981)	(8,186)	(132)	(8,383)	(12,736)	(35,419)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	14	60	(39)	(296)	(534)	(914)

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032

        Other risks mainly include provisions for licensing expenses and advertising expenses required by existing license agreements of Euro 5.3 million (Euro 5.2 million as of December 31, 2011), which are based upon advertising expenses that the Group is required to incur under the license agreements.

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The tax provision mainly includes the accrual related to a tax audit on Luxottica S.r.l. for fiscal year 2007 of approximately Euro 10.0 million.

20.  OTHER LIABILITIES

	As of December 31
(Amounts in thousands of Euro)	2012	2011

Premiums and discounts	4,363	1,725
Sales commissions	683	904
Leasing rental	24,608	23,181
Insurance	9,494	9,893
Sales taxes payable	28,550	31,740
Salaries payable	245,583	204,481
Due to social security authorities	36,997	28,678
Sales commissions payable	8,569	9,733
Derivative financial liabilities	1,196	15,824
Royalties payable	2,795	2,218
Other liabilities	172,704	148,905

Total financial liabilities	535,541	477,281

Deferred income	2,883	3,626
Advances from customers	45,718	47,501
Other liabilities	5,516	5,393

Total liabilities	54,117	56,520

Total other current liabilities	589,658	533,801

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

NON-CURRENT LIABILITIES

21.  LONG-TERM DEBT

        Long-term debt was Euro 2,362 million and Euro 2,743 million as of December 31, 2012 and 2011.

        The roll-forward of long-term debt as of December 31, 2012 and 2011, is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions(a)	Senior unsecured guaranteed notes(b)	Credit agreement with various financial institutions(c)	Credit agreement with various financial institutions for Oakley acquisition(d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014(e)	Total

Balance as of January 1, 2012	487,363	1,226,245	225,955	772,743	30,571	2,742,878

Proceeds from new and existing loans	—	500,000	—	—	33,133	533,133
Repayments	(120,000)	—	(181,149)	(607,247)	(38,159)	(946,555)
Loans assumed in business combinations	—	—	—	—	30,466	30,466
Amortization of fees and interests	380	9,104	484	16	(4,312)	5,672
Foreign translation difference	—	(12,124)	374	9,411	(1,075)	(3,415)
Balance as of December 31, 2012	367,743	1,723,225	45,664	174,922	50,624	2,362,178

	Luxottica Group S.p.A. credit agreement with various financial institutions(a)	Senior unsecured guaranteed notes(b)	Credit agreement with various financial institutions(c)	Credit agreement with various financial institutions for Oakley acquisition(d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014(e)	Total

Balance as of January 1, 2011	545,552	943,112	242,236	897,484	4,252	2,632,636

Proceeds from new and existing loans	—	251,445	—	—	23,131	274,576
Repayments	(60,000)	—	(22,881)	(143,683)	(3,882)	(230,447)
Loans assumed in business combinations	—	—	—	—	5,146	5,146
Amortization of fees and interests	1,811	1,317	387	459	—	3,975
Foreign translation difference	—	30,371	6,213	18,483	1,923	56,989

Balance as of December 31, 2011	487,363	1,226,245	225,955	772,743	30,571	2,742,878

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. During 2004, the Group financed the Cole National Corporation acquisition and, in

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

21.  LONG-TERM DEBT (Continued)

2007, the Oakley acquisition through debt financing. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2012, we were in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt as of December 31, 2012.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2012	Maturity

Multicurrency EUR/USD Revolving Credit Facility	Tranche C	Luxottica Group S.p.A. Luxottica US Holdings	June 3, 2004	EUR	725,000,000	—	Euribor + 0.20%/0.40%	—	April 17, 2012
2007 Oakley Term Loan	Tranche E	Luxottica Group S.p.A.	November 14, 2007	USD	500,000,000	—	Libor + 0.20%/0.40%	—	October 15, 2012
2004 USD Term Loan	Tranche B	Luxottica US Holdings	June 3, 2004	USD	325,000,000	60,411,904	Libor + 0.20%/0.40%	0.410%	March 3, 2013
Revolving Credit Facility (Intesa)		Luxottica Group S.p.A.	May 29, 2008	EUR	250,000,000	70,000,000	Euribor + 0.40%/0.60%	0.589%	May 29, 2013
Private Placement	A	Luxottica US Holdings	July 1, 2008	USD	20,000,000	20,000,000	5.960%	5.960%	July 1, 2013
2007 Oakley Term Loan	Tranche D	Luxottica US Holdings	October 12, 2007	USD	1,000,000,000	230,919,721	Libor + 0.20%/0.40%	0.457%	October 12, 2013
2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.25%	1.110%	November 30, 2014
Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for USD loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        The USD Term Loan 2004—Tranche B, Oakley Term Loan 2007 Tranche D and Tranche E and Revolving Credit Facility Intesa 250 were hedged by interest rate swap agreements with various banks. The Tranche B swaps expired on March 10, 2012 and the Tranche D and E swaps expired on October 12, 2012.

        As of December 31, 2012, there were eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease in notional amount on a quarterly basis, following the amortization schedule of the underlying facility. The Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor (as defined in the agreement) for an average fixed rate of 2.25% per annum. The ineffectiveness of cash flow hedges is tested at the inception date and at least every three months thereafter. The results of the Company's ineffectiveness testing indicated that these cash flow hedges are highly effective. As a consequence, approximately Euro (0.5) million, net of taxes, is included in other comprehensive income as of December 31, 2012.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279 with a BBB+ credit rating by Standard &

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

21.  LONG-TERM DEBT (Continued)

Poor's. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A.. The facility matures on April 10, 2017 and was not drawn as of December 31, 2012.

        During 2012, in addition to scheduled repayments, the Group repaid in advance USD 500 million of Tranche E, USD 225 million of Tranche B and USD 169 million of Tranche D.

        The fair value of long-term debt as of December 31, 2012 was equal to Euro 2,483.5 million (Euro 2,804.7 as of December 31, 2011). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating.

        On December 31, 2012, the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of December 31, 2012, matures as follows:

Year ended December 31, (Amounts in thousands of Euro)

2013	316,538
2014	300,000
2015	637,456
2016	—
2017 and subsequent years	1,098,230
Effect deriving from the adoption of the amortized cost method	9,954

Total	2,362,178

        Long-term debt includes finance lease liabilities of Euro 29.2 million (Euro 27.0 million as of December 31, 2012).

(Amounts in thousands of Euro)	2012	2011

Gross finance lease liabilities:
—no later than 1 year	5,098	4,612
—later than 1 year and no later than 5 years	15,771	12,638
—later than 5 years	13,845	14,338

	34,714	31,588

Future finance charges on finance lease liabilities	5,472	4,634

Present values of finance lease liabilities	29,242	26,954

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

21.  LONG-TERM DEBT (Continued)

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2012	2011

— no later than 1 year	3,546	3,556
— later than 1 year and no later than 5 years	12,703	10,506
— later than 5 years	12,993	12,892

	29,242	26,954

22.  EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 191.7 million (Euro 197.7 million as of December 31, 2011). The balance mainly included liabilities for termination indemnities of Euro 49.3 million (Euro 45.3 million as of December 31, 2011), and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 142.4 million (Euro 152.4 million as of December 31, 2011).

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2012 amounted to Euro 39.7 million (Euro 36.3 million as of December 31, 2011).

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

        This liability as of December 31, 2012 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        Contribution expense was Euro 18.6 million, Euro 17.1 million and Euro 16.2 million for the years 2012, 2011 and 2010, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2012	2011	2010

ECONOMIC ASSUMPTIONS
Discount rate	3.25%	4.60%	4.60%
Annual TFR increase rate	3.00%	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

        In order to take into account the uncertainties of the financial markets, the Group decided to use a discount rate based on corporate bonds with an A rating as opposed to the AA rating used in 2011 and 2010. The change did not have a significant impact, estimated to be approximately Euro 2.1 million, on the calculation of the liability as of December 31, 2012.

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2012	2011	2010

Liabilities at the beginning of the period	36,257	37,838	37,829
Expenses for interests	1,606	1,685	1,929
Actuarial loss (income)	4,532	(840)	1,575
Benefits paid	(2,687)	(2,426)	(3,495)

Liabilities at the end of the period	39,708	36,257	37,838

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
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

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

        The following tables provide key information pertaining to the Lux Pension Plan and SERPs (amounts in thousands of Euro).

	Obligations and Funded Status
	Pension Plan			SERPs
	2012	2011	2010	2012	2011	2010

Change in benefit obligations:
Benefit obligation—beginning of period	483,738	409,316	334,015	12,344	11,339	11,299
Service cost	22,366	19,171	18,640	510	491	367
Interest cost	24,189	21,323	21,700	488	625	627
Actuarial (gain)/loss	54,071	29,051	26,417	1,153	896	455
Settlement loss	—	—	—	—	—	81
Benefits paid	(15,209)	(12,719)	(14,152)	(18)	(969)	(23)
Settlements	—	—	—	(3,897)	—	(2,293)
Plan amendment	—	(85)	—	—	(453)	—
Translation difference	(11,590)	17,681	22,696	(192)	415	827

Benefit obligation—end of period	557,565	483,738	409,316	10,388	12,344	11,340

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

	Pension Plan			SERPs
	2012	2011	2010	2012	2011	2010

Change in plan assets:
Fair value of plan assets—beginning of period	355,563	314,502	238,168	—	—	—
Expected return on plan assets	27,985	24,992	21,185	—	—	—
Actuarial gain/(loss) on plan assets	21,594	(28,762)	14,462	—	—	—
Employer contribution	48,898	45,100	39,164	—	—	—
Direct benefit payments made by the company	—	—	—	3,915	969	2,316
Benefits paid	(15,209)	(12,719)	(14,152)	(18)	(969)	(23)
Settlements	—	—	—	(3,897)	—	(2,293)
Translation difference	(9,056)	12,450	15,675	—	—	—

Fair value of plan assets—end of period	429,775	355,563	314,502	—	—	—

Unfunded status—end of period	127,790	128,175	94,814	10,388	12,344	11,340

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
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

        Amounts to be recognized in the statement of financial position and statement of income along with actual return on assets were as follows (amounts in thousands of Euro):

	Pension Plan			SERPs
	2012	2011	2010	2012	2011	2010

Amounts recognized in the statement of financial position:
Liabilities:
Present value of the obligation	577,565	483,738	409,316	10,388	12,344	11,340
Fair value of plan assets	429,775	355,563	314,502	—	—	—

Liability recognized in statement of financial position	127,790	128,175	94,814	10,388	12,344	11,340

Accumulated other comprehensive income:
Net gain/(loss), beginning of year	(144,953)	(80,141)	(63,659)	(4,339)	(3,268)	(2,627)
Asset gain/(loss)	21,594	(28,762)	14,462	—	—	—
Liability experience gain/(loss)	6,020	(1,287)	1,744	(578)	(608)	421
Liability assumption change gain/(loss)	(60,091)	(27,763)	(28,161)	(576)	(289)	(875)
Translation difference	3,652	(7,001)	(4,527)	115	(175)	(187)
Accumulated other comprehensive income, end of year	(173,778)	(144,953)	(80,141)	(5,378)	(4,340)	(3,268)

Service cost	22,366	19,171	18,640	510	491	367
Interest cost	24,189	21,323	21,700	488	625	627
Benefit vested	—	(85)	—	—	(453)	—
Expected return on plan assets	(27,985)	(24,992)	(21,185)	—	—	—
Settlement loss	—	—	—	—	—	81
Expense recognized in profit or loss	18,570	15,416	19,155	998	663	1,075

Actual return on assets:
Expected return on assets	27,985	24,992	21,185	—	—	—
Actuarial gain/(loss) on plan assets	21,594	(28,762)	14,462	—	—	—
Actual return on assets	49,579	(3,770)	35,647	—	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

        The following tables show the main assumptions used to determine the benefit cost and the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2012	2011	2012	2011

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.30%	5.10%	4.30%	5.10%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%
Expected long-term return on plan assets	7.50%	8.00%	N/A	N/A

	Pension Plan
	2012	2011	2010

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.30%	5.10%	5.50%
Expected long-term return on plan assets	7.50%	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%
Mortality table	2013 Static	2012 Static	RP-2000

	SERPs
	2012	2011	2010

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate:
For the year ended December 31	4.30%	5.10%	N/A
For the period prior to re-measurement	N/A	N/A	6.15%
For the period after re-measurement	N/A	N/A	5.50%
Expected long-term return on plan assets	N/A	N/A	N/A
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%
Mortality table	2013 Static	2012 Static	RP-2000

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

        Defined benefit plan data for the current and previous four annual periods are as follows:

(Amounts in thousands of Euro)	2012	2011	2010	2009	2008

Pension Plans:
Defined benefit obligation	557,565	483,738	409,316	334,015	313,520
Fair value of plan assets	429,775	355,563	314,501	238,168	184,379
Plan surplus/(deficit)	(127,790)	(128,175)	(94,815)	(95,847)	(129,141)
Plan liabilities experience gain/(loss)	6,020	(1,287)	1,744	(1,761)	(4,379)
Plan assets experience gain/(loss)	21,594	(28,762)	14,462	23,790	(73,341)
SERPs:
Defined benefit obligation	10,388	12,344	11,340	11,299	12,015
Fair value of plan assets	—	—	—	—	—
Plan surplus/(deficit)	(10,388)	(12,344)	(11,340)	(11,299)	(12,015)
Plan liabilities experience gain/(loss)	(578)	(608)	421	1,228	(927)
Plan assets experience gain/(loss)	—	—	—	—	—

        The Group's discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least USD 250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate.

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
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

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

        Contributions—U.S. Holdings expects to contribute Euro 38.8 million to its pension plan and Euro 2.2 million to the SERP in 2013.

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2012 and 2011, was Euro 1.2 million and Euro 1.3 million, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2012 and 2011, the accrued liability related to these benefits was Euro 0.5 million and Euro 0.7 million, respectively.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.7 million and Euro 0.8 million at December 31, 2012 and 2011, respectively.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2012, 2011 and 2010 was Euro 8.4 million, Euro 4.8 million and Euro 0.0 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2012, 2011 and 2010 was Euro 1.8 million, Euro 1.7 million and Euro 1.5 million, respectively.

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

        The plan liability of Euro 3.5 million and Euro 3.7 million at December 31, 2012 and 2011, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2012, 2011 and 2010 as well as the 2013 expected contributions are immaterial.

        For 2013, a 9.0% (9.5% for 2012) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22.  EMPLOYEE BENEFITS (Continued)

financial statements. The weighted—average discount rate used in determining the accumulated postretirement benefit obligation was 4.3% at December 31, 2012 and 5.1% at December 31, 2011.

        The weighted-average discount rate used in determining the net periodic benefit cost for 2012, 2011 and 2010 was 5.1%, 5.5% and 6.15%, respectively.

23.  NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2011	8,598	23,763	36,397	11,643	80,400

Increases	2,824	7,129	12,089	2,015	24,057
Decreases	(2,812)	(6,323)	(5,128)	(1,196)	(15,460)
Business combinations	—	—	17,541	17,234	34,775
Translation difference and other movements	132	(520)	8	(3,781)	(4,161

Balance as of December 31, 2012	8,741	24,049	60,907	25,915	119,612

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 6.7 million (Euro 7.1 million as of December 31, 2011) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 2.8 million (Euro 2.4 million as of December 31, 2011).

        The Company is self-insured for certain types of losses (please refer to Note 19 "Short-term Provisions for Risks and Other Charges" for further details).

        The Tax and Other risk provisions related to business combinations relate to Tecnol (please refer to Note 4 "Business Combinations" for further details).

24.  OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 52.7 million and Euro 66.8 million as of December 31, 2012 and 2011, respectively.

        The balance mainly includes "Other liabilities" of the North American retail operations of Euro 40.6 million and Euro 49.1 million as of December 31, 2012 and 2011, respectively.

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2012 amounted to Euro 28,394,291.82 and was comprised of 473,238,197 ordinary shares with a par value of Euro 0.06 each.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

        The share capital of Luxottica Group S.p.A. as of December 31, 2011 amounted to Euro 28,041,100.62 and was comprised of 467,351,677 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 5,886,520 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 353,191.20 during 2012.

        The total options exercised in 2012 were 5,886,520, of which 138,100 refer to the 2003 Plan, 534,200 refer to the 2004 Plan, 100,000 refer to the Extraordinary 2004 Plan, 441,256 refer to the 2005 Plan, 70,000 refer to the 2006 Plan, 5,000 refer to the 2007 Plan, 782,530 refer to the 2008 Plan, 1,475,434 refer to the 2009 Plan (reassignment of the 2006/2007 Plans), 1,912,500 refer to the 2009 Extraordinary Plan (reassignment of the 2006 extraordinary plan), 417,500 refer to the 2009 Ordinary Plan, 5,000 refer to the 2010 Plan and 5,000 refer to the 2011 Plan.

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

Treasury reserve

        Treasury reserve was equal to Euro 91.9 million as of December 31, 2012 (Euro 117.4 million as of December 31, 2011). The decrease of Euro 25.5 million was due to grants to certain top executives of approximately 1.5 million treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2009 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 6,186,425 as of December 31, 2011 to 4,681,025 as of December 31, 2012.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

26.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 11.9 million and Euro 12.2 million as of December 31, 2012 and December 31, 2011, respectively. The decrease is primarily due to the payment of dividends of Euro 4.7 million partially offset by results for the period equal to Euro 4.2 million.

27.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2012	2011	2010

Interest expense on bank overdrafts	(2,869)	(2,024)	(1,776)
Interest expense on loans	(121,049)	(110,343)	(99,028)
Interest expense on derivatives	(7,684)	(6,541)	(3,950)
Other interest expense	(6,539)	(2,159)	(2,233)

Total interest expense	(138,140)	(121,067)	(106,987)

INTEREST INCOME	2012	2011	2010

Interest income on bank accounts	14,928	8,496	4,231
Interest income on securities	—	—	829
Interest income on derivatives	1,689	1,481	1,536
Interest income on loans	2,293	2,495	1,898

Total interest income	18,910	12,472	8,494

OTHER—NET	2012	2011	2010

Other—net from derivative financial instruments and translation differences	(1,109)	752	(3,287)
Other—net	(5,354)	(4,025)	(4,843)

Total other—net	(6,463)	(3,273)	(8,130)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2012	2011	2010

Current taxes	(339,385)	(252,044)	(204,572)
Deferred taxes	28,910	15,072	(13,647)

Total income tax provision	(310,476)	(236,972)	(218,219)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

27.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2012	2011	2010

Italian statutory tax rate	31.4%	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	3.3%	2.4%	1.4%
Non-deductible impairment loss	—	—	1.1%
Accrual for tax audit of Luxottica S.r.l. (fiscal year 2007)	1.2%	—	—
Aggregate other effects	0.4%	0.3%	2.1%

Effective rate	36.3%	34.1%	36.0%

28.  COMMITMENTS AND RISKS

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

        Minimum payments required in each of the years subsequent to December 31, 2012 are detailed as follows (amounts in thousands of Euro):

Year ending December 31

2013	98,036
2014	89,252
2015	81,970
2016	67,181
2017	57,451
Subsequent years	211,424

Total	605,314

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

28.  COMMITMENTS AND RISKS (Continued)

arrangements. These agreements expire between 2013 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2012	2011	2010

Minimum lease payments	442,932	328,261	254,958
Additional lease payments	99,377	90,876	66,898
Sublease payments	(25,754)	(23,005)	(26,611)

Total	516,555	396,132	295,245

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)

2013	296,411
2014	248,805
2015	197,620
2016	152,929
2017	108,925
Subsequent years	186,951

Total	1,191,640

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

28.  COMMITMENTS AND RISKS (Continued)

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2012 are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2013	6,626	18,504	6,889
2014	3,999	21,578	5,662
2015	3,725	12,045	2,136
2016	99	4,841	97
2017	—	4,401	—
Subsequent years	—	16,889	—

Total	14,449	78,258	14,784

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2012, the Group's maximum liability amounted to Euro 2.6 million (Euro 3.3 million at December 31, 2011).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.0 million (USD 1.3 million) at December 31, 2012 (Euro 1.4 million at December 31, 2011). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2012 and 2011.

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
As of DECEMBER 31, 2012

28.  COMMITMENTS AND RISKS (Continued)

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

29.  RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.7 million in 2012 and Euro 0.6 million in 2011.

Service Revenues

        During the years ended December 31, 20 12, 2011 and 2010, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million, Euro 0.1 million and Euro 0.1 million, respectively. Management believes that the compensation received for these services was fair to the Company.

Purchase of Real Estate

        On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from Partimmo S.r.l., a company indirectly controlled by the Company's Chairman of the Board of Directors. The purchase price is in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board's Internal Control Committee (presently, the Control and Risk Committee). The Company recorded this asset at cost. As of December 31, 2011, approximately Euro 2.9 million of improvements were made to the building, a portion of which (equal to approximately Euro 0.4 million plus VAT) was paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation costs.

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2012, 3.9 million options (0.7 million in 2011) from this grant were exercised. As of December 31, 2012, 3.4 million options were outstanding.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

29.  RELATED PARTY TRANSACTIONS (Continued)

        A summary of related party transactions as of December 31, 2012, 2011 and 2010, is provided below. In 2011, the Group completed the acquisition of Multiópticas, which is no longer considered a related party as of December 31, 2011. Please refer to note 4 "Business Combinations" for further details. The below table reports the revenues and costs related to the transactions with Multiópticas that occurred until the completion of the acquisition.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2012 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	—	802	13	40
Eyebiz Laboratories Pty Limited	1,194	44,862	7,898	9,086
Others	650	764	447	72

Total	1,844	46,428	8,358	9,198

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2011 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	—	984	—	155
Multiópticas Group	4,743	25	1,600	2,465
Eyebiz Laboratories Pty Limited	970	44,584	8,553	17,793
Others	581	871	727	159

Total	6,294	46,464	10,880	20,572

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2010 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	112	731	—	59
Multiópticas Group	9,161	148	2,434	2,510
Eyebiz Laboratories Pty Limited	—	33,941	616	14,054
Others	275	801	269	—

Total	9,548	35,621	3,319	16,623

        Total remuneration due to key managers amounted to approximately Euro 43.2 million, Euro 48.9 million and Euro 51.0 million in 2012, 2011 and 2010, respectively.

30.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2012, 2011 and 2010 amounting to Euro 541,700 thousand, Euro 452,343 thousand and Euro 402,186 thousand, respectively, to the number of outstanding shares—basic and dilutive of the Company.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

30.  EARNINGS PER SHARE (Continued)

        Basic earnings per share in 2012 were equal to Euro 1.17, compared to Euro 0.98 and Euro 0.88 in 2011 and 2010, respectively. Diluted earnings per share in 2012 were equal to Euro 1.15 compared to Euro 0.98 and Euro 0.87 in 2011 and 2010, respectively.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2012	2011	2010

Weighted average shares outstanding—basic	464,643,093	460,437,198	458,711,441
Effect of dilutive stock options	4,930,749	2,859,064	1,823,956
Weighted average shares outstanding—dilutive	469,573,841	463,296,262	460,535,397
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	3,058,754	11,253,701	11,497,532

31.  DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in other-net within the consolidated statement of income amounted to Euro 0.0 thousand (Euro 151.1 thousand and Euro 47.4 thousand in 2011 and 2010, respectively).

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2012 and 2011 (amounts in thousands of Euro):

	2012		2011
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	(438)	—	(20,717)
Forward contracts—cash flow hedge	6,048	(681)	668	(3,890)

Total	6,048	(1,119)	668	(24,608)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	(8,550)
Forward contracts—cash flow hedge	—	—	—	—

Total	—	—	—	(8,550)

Current portion	6,048	(1,119)	668	(16,058)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

31.  DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2011	(35,132)

Fair value adjustment of derivatives designated as cash flow hedges	(4,678)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	1,856
Amounts reclassified to the consolidated statement of income	37,228
Tax effect on amounts reclassified to the consolidated statement of income	(13,292)

Balance as of December 31, 2011	(14,018)

Fair value adjustment of derivatives designated as cash flow hedges	3,163
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	(2,512)
Amounts reclassified to the consolidated statement of income	17,044
Tax effect on amounts reclassified to the consolidated statement of income	(3,995)

Balance as of December 31, 2012	(318)

Interest rate swaps

        The aggregate notional amount of the existing interest rate swap instruments effective as of December 31, 2012 is Euro 70 million.

32.  SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,537,918.57. These options become exercisable at the end of a three-year vesting period. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

32.  SHARE-BASED PAYMENTS (Continued)

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2012, 22,738,197 have been exercised.

        On May 7, 2012, the Board of Directors granted 687,500 options to employees domiciled in the United States with a fair value of Euro 7.85 per option as well as 1,389,000 options to employees domiciled outside the United States with a fair value of Euro 8.23 per option.

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,967,000
2005 Ordinary Plan	1,512,000	1,107,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	5,000
2008 Ordinary Plan	2,020,500	1,060,530
2009 Ordinary Plan	1,050,000	417,500
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,047,434
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	428,000
2001 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	—
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	750,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,162,500
2010 Ordinary Plan	1,924,500	5,000
2011 Ordinary Plan	2,039,000	5,000
2012 Ordinary Plan	2,076,500	—

Total	55,909,800	22,738,197

(*)
The plan was reassigned in 2009.

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the "Board") (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, if

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

32.  SHARE-BASED PAYMENTS (Continued)

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

        Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares ("PSP 2009"), which can be increased by 25% up to a maximum of 1,793,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2009 through 2011. As of December 31, 2011, the consolidated cumulative earnings per share targets were achieved and therefore the rights under the plan vested. Pursuant to the PSP plan adopted in 2008, on April 29, 2010, the Board of Directors granted certain of our key employees 692,000 rights to receive ordinary shares ("PSP 2010"), which can be increased by 25% up to a maximum of 865,000 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2010 through 2012. As of December 31, 2012, 62,500 of the 865,000 units granted had been forfeited. As of December 31, 2012, the consolidated cumulative earnings per share targets were achieved and therefore the rights under this plan vested.

        Pursuant to the PSP plan adopted in 2008, on April 28, 2011, the Board of Directors granted certain of our key employees 665,000 rights to receive ordinary shares ("PSP 2011"), which can be increased by 15% up to a maximum of 764,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2011 through 2013. Management expects that the targets will be met. As of December 31, 2011, 11,500 of the 764,750 units granted had been forfeited.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2012, the Board of Directors granted certain of our key employees 601,000 rights to receive ordinary shares ("PSP 2012"), which may be increased by 20% up to a maximum of 721,200 units, if certain consolidated cumulative earning per share targets are achieved over the three-year period from 2012 through 2014. Management expects that the target will be met. As of December 31, 2012, none of the 721,200 unites granted had been forfeited.

        The information requested by IFRS 2 on stock option plans is reported below.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

32.  SHARE-BASED PAYMENTS (Continued)

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

	2012 Ordinary Plan— for citizens resident in the U.S.	2012 Ordinary Plan— for citizens not resident in the U.S.A.	PSP 2012

Share price at the grant date (in Euro)	28.23	28.23	28.23
Expected option life	5.61 years	5.61 years	3 years
Volatility	35.70%	35.70%	—
Dividend yield	1.94%	1.94%	1.94%
Risk-free interest rate	1.40%	1.40%	—

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

        The weighted average fair value of the stock options under plans granted in 2012 was Euro 8.10. The fair value of the units granted under the 2012 PSP was Euro 26.65 per unit.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

32.  SHARE-BASED PAYMENTS (Continued)

        Movements reported in the various stock option plans in 2012 are reported below:

	Exercise price	Currency	N° of options outstanding as of December 31, 2011	Granted options	Forfeited options	Exercised options	Expired options	N° of options outstanding as of December 31, 2012

2003 Ordinary Plan	10.51	Euro	146,100	—	(8,000)	(138,100)	—	—
2004 Ordinary Plan	13.79	Euro	555,500	—	—	(534,200)	—	21,300
2004 Performance Plan	18.59	USD	100,000	—	—	(100,000)	—	—
2005 Ordinary Plan	16.89	Euro	666,256	—	—	(441,256)	—	225,000
2006 Ordinary Plan	22.19	Euro	70,000	—	—	(70,000)	—	—
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	—	—	1,100,000
2007 Ordinary Plan	24.03	Euro	20,000	—	—	(5,000)	—	15,000
2008 Ordinary Plan	18.08	Euro	1,401,000		(10,000)	(782,530)	—	608,470
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	336,000	—	(28,000)	(174,500)	—	133,500
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	523,000	—	(44,000)	(243,000)	—	236,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	1,845,000	—	(5,000)	(1,047,434)	—	792,566
2009 Plan—reassignment of 2006/2007plans for citizens resident in the U.S.	15.03	Euro	645,000	—	(5,000)	(428,000)	—	212,000
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	4,250,000	—	—	(750,000)	—	3,500,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	1,350,000	—	—	(1,162,500)	—	187,500
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	1,175,000	—	(51,500)	(5,000)	—	1,118,500
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	616,500	—	(101,000)	—	—	515,500
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	1,309,500	—	(27,500)	(5,000)	—	1,277,000
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	705,500	—	(107,000)	—	—	598,500
2012 Ordinary Plan—for citizens not resident in the U.S.	28.32	Euro	—	1,389,000	—	—	—	1,389,000
2012 Ordinary Plan—for citizens resident in the U.S.	26.94	Euro	—	687,500	(30,500)	—	—	657,000
Total			16,814,356	2,076,500	(417,500)	(5,886,520)	—	12,586,836

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

32.  SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2012 are summarized in the following table:

Number of options exercisable as of December 31, 2012

2004 Plan	21,300
2005 Plan	225,000
2006 Extraordinary plan	1,100,000
2007 Plan	15,000
2008 Plan	608,470
2009 Ordinary plan—for citizens not resident in the U.S.	133,500
2009 Ordinary plan—for citizens resident in the U.S.	236,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	792,566
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	212,000
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	3,500,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	187,500
Total	7,031,336

        The remaining contractual life of plans in effect on December 31, 2012 is highlighted in the following table:

Remaining contractual life in years

2004 Ordinary Plan	0.08
2005 Ordinary Plan	1.08
2006 Ordinary Plan	2.08
2006 Performance Plan B	2.57
2007 Ordinary Plan	3.18
2008 Ordinary Plan	4.20
2009 Ordinary plan for citizens not resident in the U.S.	5.35
2009 Ordinary plan for citizens resident in the U.S.	5.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	4.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	5.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	5.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	5.45
2010 Ordinary Plan—for citizens not resident in the U.S.	6.33
2010 Ordinary Plan—for citizens resident in the U.S.	6.33
2011 Ordinary Plan—for citizens not resident in the U.S.	7.33
2011 Ordinary Plan—for citizens resident in the U.S.	7.33
2012 Ordinary Plan—for citizens not resident in the U.S.	8.35
2012 Ordinary Plan—for citizens resident in the U.S.	8.35

        With regards to the options exercised during the course of 2012, the weighted average share price of the shares in 2012 was equal to Euro 27.5.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

32.  SHARE-BASED PAYMENTS (Continued)

        The Group has recorded an expense for the ordinary stock option plans of Euro 10.8 million, Euro 9.7 million and Euro 8.6 million in 2012, 2011 and 2010, respectively. For the 2009, 2010, 2011 and 2012 PSP plans, the Group recorded an expense of Euro 30.5 million, Euro 28.3 million and Euro 24.3 million in 2012, 2011 and 2010, respectively. No expense on the 2008 PSP was recorded in 2010, 2009 and 2008, since the consolidated EPS targets were not met.

        The stock plans outstanding as of December 31, 2012 are conditional upon satisfying the service conditions. The 2004 and 2009 performance plans as well as all the PSP plans are conditional upon satisfying service as well as performance conditions.

33.  DIVIDENDS

        During 2012, the Company distributed aggregate dividends to its stockholders of Euro 227.4 million equal to Euro 0.49 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.3 million. During 2011, the Company distributed aggregate dividends to its stockholders of Euro 202.5 million equal to Euro 0.44 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.0 million.

34.  CAPITAL MANAGEMENT

        The Group's objectives when managing capital are to safeguard the Group's ability to continue, as a going concern, to provide returns to shareholders and benefit to other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

        Consistent with others in the industry, the Group monitors capital also on the basis of the gearing ratio that is calculated as net financial position divided by total capital. Net financial position is calculated as total borrowings (including short-term borrowing and current and non-current portions of long-term debt) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net financial position.

	2012	2011

Total borrowings (notes 15 and 21)	2,452.5	2,936.7
less cash and cash equivalents	(790.1)	(905.1)

Net financial position	1,662.4	2,031.6
Total equity	3,993.2	3,625.1

Capital	5,655.6	5,656.7

Gearing ratio	29.3%	35.9%

35.  SUBSEQUENT EVENTS

        On January 23, 2013, the Company completed the acquisition of Alain Mikli International, a French luxury and contemporary eyewear company. The cash portion of the consideration for the acquisition was Euro 85.4 million. The purchase price paid in the first quarter of 2013, including the assumption of approximately Euro 15 million of Alain Mikli's debt, totaled Euro 91 million. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The Company uses various methods to calculate the fair value of the Alain Mikli assets acquired and the liabilities assumed. The valuation processes have not been concluded as of the date these consolidated financial statements were authorized for issue. In accordance with IFRS 3, the fair value of the net assets and liabilities assumed will be defined within 12 months from the acquisition date.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate for the year ended December 31, 2012	Final exchange rate as of December 31, 2012	Average exchange rate for the year ended December 31, 2011	Final exchange rate as of December 31, 2011

U.S. Dollar	1.28479	1.31940	1.3920	1.2939
Swiss Franc	1.20528	1.20720	1.2326	1.2156
Great Britain Pound	0.81087	0.81610	0.8679	0.8353
Brazilian Real	2.50844	2.70360	2.3265	2.4159
Japanese Yen	102.49188	113.61000	110.9586	100.2000
Canadian Dollar	1.28421	1.31370	1.3761	1.3215
Mexican Peso	16.90293	17.18450	17.2877	18.0512
Swedish Krona	8.70407	8.58200	9.0298	8.9120
Australian Dollar	1.24071	1.27120	1.3484	1.2723
Argentine Peso	5.84030	6.48641	5.7450	5.5677
South African Rand	10.55106	11.17270	10.0970	10.4830
Israeli Shekel	4.95357	4.92580	4.9775	4.9453
Hong Kong Dollar	9.96626	10.22600	10.8362	10.0510
Turkish Lira	2.31354	2.35510	2.3378	2.4432
Norwegian Krona	7.47506	7.34830	7.7934	7.7540
Malaysian Ringgit	3.96725	4.03470	4.2558	4.1055
Thai Baht	39.92761	40.34700	42.4288	40.9910
Taiwan Dollar	37.99650	38.32620	40.8924	39.1835
South Korean Won	1447.69129	1406.23000	1,541.2341	1,498.6899
Chinese Renminbi	8.10523	8.22070	8.9960	8.1588
Singapore Dollar	1.60546	1.61110	1.7489	1.6819
New Zealand Dollar	1.58670	1.60450	1.7600	1.6737
United Arab Emirates Dirham	4.71899	4.84617	5.1124	4.7524
Indian Rupee	68.59735	72.56000	64.8859	68.7130
Polish Zloty	4.18474	4.07400	4.1206	4.4580
Hungarian Forint	289.24941	292.30000	279.3726	314.5800
Croatian Kuna	7.52167	7.55750	7.4390	7.5370
American Dollar (GMO Ecuador)	1.28479	1.31940	1.3778	1.2939
Colombian Peso	2309.57082	2331.23000	2,564.6895	2,510.5701
Chilean Peso	624.78695	631.72900	678.6135	671.9970
Peruvian Nuevo Sol	3.39013	3.36780	3.7549	3.4875
Namibian Dollar	10.5511	11.1727	10.0970	10.4830

ITEM 19.    EXHIBITS

        EXHIBITS.    The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the U.S. Securities and Exchange Commission (the "Commission") on January 23, 1990).
1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (unofficial English translation filed herewith).
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
4.1	Luxottica Group S.p.A. 1998 Stock Option Plan (incorporated herein by reference to our Form S-8, dated October 20, 1998, as filed with the Commission on October 23, 1998).
4.2	Luxottica Group S.p.A. Restated 2001 Stock Option Plan, as amended (unofficial English translation filed herewith).
4.3	[RESERVED]
4.4	[RESERVED]
4.5	[RESERVED]
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
4.9	Luxottica Group S.p.A. 2006 Stock Option Plan, as amended (unofficial English translation filed herewith).
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

Exhibit Number	Exhibits
4.23	Form of Parent Guarantee, dated as of January 29, 2010, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).
4.24	Form of Subsidiary Guarantee, dated as of January 29, 2010, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).
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

Exhibit Number	Exhibits
4.34	Trust Deed, dated March 19, 2012, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on April 12, 2012).
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
4.37	Luxottica Group S.p.A. Performance Shares Plan 2013-2017 (unofficial English translation filed herewith).
8.1	List of Subsidiaries (filed herewith).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of PricewaterhouseCoopers S.p.A. (filed herewith).
15.2	Consent of Deloitte & Touche S.p.A. (filed herewith).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)
By:	/s/ ANDREA GUERRA Andrea Guerra Chief Executive Officer

Dated: April 29, 2013