Form 20-F
period 2013-12-31
LUXOTTICA GROUP SPA
filed 2014-04-29
CIK 857471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	473,403,448

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements, the related notes thereto, and Item 5—"Operating and Financial Review and Prospects" contained elsewhere herein. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The selected consolidated income statement data for the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2010 and 2009, and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009, are derived from audited consolidated financial statements which are not included in this Form 20-F. The consolidated financial statements were audited by Deloitte and Touche S.p.A. with respect to 2011, 2010 and 2009. The consolidated financial statements with respect to 2013 and 2012 have been audited by our current independent auditor PricewaterhouseCoopers S.p.A., which replaced Deloitte & Touche S.p.A. as part of the normal rotation of auditors as required by Consob (the Italian securities regulatory authority). In 2013, the Group applied accounting policies on a basis consistent with the previous year and did not elect the early adoption of any IFRS standards (other than as disclosed in Note 2 to the Consolidated Financial Statements in Item 18 of this Form 20-F).

        The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGES]

(Amounts in thousands of Euro except share data)	2013	2012(2)	2011(2)	2010(2)	2009(2)

STATEMENT OF INCOME DATA:
Net Sales	7,312,611	7,086,142	6,222,483	5,798,035	5,094,318
Cost of Sales	(2,524,006)	(2,435,993)	(2,216,876)	(2,035,686)	(1,802,552)

Gross Profit	4,788,605	4,650,148	4,005,607	3,762,349	3,291,766
OPERATING EXPENSE
Selling and Advertising	(2,866,307)	(2,840,649)	(2,509,783)	(2,367,979)	(2,104,362)
General and Administrative	(866,624)	(839,360)	(698,795)	(689,526)	(621,844)

Total	(3,732,931)	(3,680,009)	(3,208,578)	(3,057,505)	(2,726,206)

Income from Operations	1,055,673	970,139	797,029	704,845	565,560
OTHER INCOME (EXPENSE)
Interest Income	10,072	18,910	12,472	8,494	6,887
Interest Expense	(102,132)	(138,140)	(121,067)	(106,987)	(109,132)
Other—Net	(7,247)	(6,463)	(3,273)	(8,130)	(4,056)

Other Income (Expenses)—Net	(99,307)	(125,693)	(111,868)	(106,623)	(106,301)

Income Before Provision for Income Taxes	956,366	844,447	685,161	598,221	459,259
Provision for Income Taxes	(407,505)	(305,891)	(233,093)	(215,411)	(157,479)

Net Income from Continuing Operations	548,861	538,556	452,068	382,809	301,510

Discontinued Operations	—	—	—	19,944	—

Net Income	548,861	538,556	452,068	402,753	301,510
Of which attributable to:
Luxottica Group Stockholders	544,696	534,375	446,111	397,680	295,736

Non-controlling Interests	4,165	4,181	5,957	5,072	5,774

Net Income	548,861	538,556	452,068	402,753	301,510

Weighted Average Shares Outstanding (thousands)
—Basic	472,057.3	464,643.1	460,437.2	458,711.4	457,270.5
—Diluted	476,272.6	469,573.8	463,296.3	460,535.4	457,937.8
Basic Earnings per Share from Continuing Operations(1)	1.15	1.15	0.97	0.83	0.65
Basic Earnings per Share from Discontinued Operations(1)	—	—	—	0.04	—
Basic Earnings per Share(1)	1.15	1.15	0.97	0.87	0.65
Diluted Earnings per Share from Continuing Operations(1)	1.14	1.14	0.96	0.82	0.65
Diluted Earnings per Share from Discontinued Operations(1)	—	—	—	0.04	—
Diluted Earnings per Share(1)	1.14	1.14	0.96	0.86	0.65

(1)
Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share ("ADS" or "ADR") represents one ordinary share.

(2)
Prior year amounts were restated following the adoption of IAS 19 R. In addition, certain prior year comparative information has been revised to conform to the current year presentation. See "Basis for Preparation" in the Notes to the Consolidated Financial Statements in Item 18 of this Form 20-F.

	As of December 31,
(Amounts in thousands of Euro except share data)
	2013	2012	2011	2010	2009

BALANCE SHEET DATA:
Working Capital(1)	535,616	621,882	526,241	649,236	406,819
Total Assets	8,082,905	8,442,160	8,374,325	7,739,679	7,007,252
Total Debt(2)	2,079,430	2,452,463	2,936,712	2,791,285	2,717,026
Stockholders' Equity	4,142,828	3,981,372	3,612,928	3,256,375	2,737,239
Capital Stock	28,653	28,394	28,041	27,964	27,863
Total Number of Ordinary Shares (thousands)	477,560.7	473,238.2	467,351.7	466,077.2	464,386.4

(1)
Working Capital is total current assets minus total current liabilities. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

(2)
The current portion of Total Debt was Euro 363.0 million, Euro 400.4 million, Euro 692.1 million, Euro 356.2 million and Euro 315.2 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

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

        At our ordinary meeting of stockholders held on April 29, 2013, our stockholders approved the distribution of a cash dividend in the amount of Euro 0.58 per ordinary share and ADR. The total amount of the dividend paid to stockholders on May 23, 2013 was Euro 273.7 million. On February 27, 2014, the Board of Directors of the Company proposed to the ordinary meeting of stockholders convened on April 29, 2014 the distribution of a cash dividend in the amount of Euro 0.65 per ordinary share and ADR.

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our stockholders may determine.

        The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S. $ per Ordinary Share(4)
Year

	(Euro)		(U.S. $)
2009	0.220		0.327
2010	0.350		0.428
2011	0.440		0.622
2012	0.490		0.615
2013	0.580	(5)	0.750

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

(5)
The dividend of Euro 0.58 per ordinary share was approved by our Board of Directors on February 28, 2013 and was voted upon and approved by our stockholders at the ordinary meeting of stockholders held on April 29, 2013.

EXCHANGE RATE INFORMATION

        The following tables set forth, for 2009, certain information regarding the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the Noon Buying Rate. For 2010 through 2013, the information reported in the below table is based upon the Euro foreign exchange reference rate published by the European Central Bank (the "BCE Rate"), which, starting from 2010, is used by the Company for translating amounts denominated in currencies other than Euro. The information is expressed in U.S. dollars per Euro 1.00:

				End of Period
Year Ended December 31,	Low	High	Average(1)

2009	1.2547	1.5100	1.3946	1.4332
2010	1.1942	1.4563	1.3207	1.3362
2011	1.2669	1.4882	1.4000	1.2939
2012	1.2053	1.3453	1.2859	1.3194
2013	1.2768	1.3814	1.3308	1.3791

(1)
The average of the Noon Buying Rate or the BCE Rate, as applicable, in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High

October 2013	1.3493	1.3805
November 2013	1.3365	1.3611
December 2013	1.3536	1.3814
January 2014	1.3516	1.3687
February 2014	1.3495	1.3813
March 2014	1.3732	1.3942

        On April 15, 2014, the BCE Rate was U.S. $1.3803 per Euro 1.00.

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

        In the event of financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

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

Risks Relating to Our Business and Operations

If we are unable to successfully introduce new products and develop and defend our brands, our future sales and operating performance may suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and our ability to develop and defend our brands, especially our Ray-Ban and Oakley proprietary brands. Our future success will depend on our continued ability to develop and introduce such innovative products and continued success in building our brands. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

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

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, Bulgari, Tiffany & Co., Versace, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith, Brooks Brothers, Stella McCartney, Tory Burch, Coach, Armani and Starck Eyes. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers. For the years ended December 31, 2013 and 2012, no single license agreement represented greater than 5.0% of total sales.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with European, U.S. and other laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

        Additionally, our Oakley and Eye Safety Systems subsidiaries are U.S. government contractors and, as a result, we must comply with, and are affected by, U.S. laws and regulations related to conducting business with the U.S. government. These laws and regulations, including requirements to obtain applicable governmental approvals, clearances and certain export licenses, may impose additional costs and risks on our business. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—"Information on the Company—Regulatory Matters" and Item 8—"Financial Information—Legal Proceedings."

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, proprietary manufacturing processes and technologies, product research and concepts and goodwill, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

        Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to coexist in the market with competitors utilizing the same or similar intellectual property, (ii) require us to grant licenses to, or obtain licenses from, third parties, (iii) prevent us from manufacturing or selling our products, (iv) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (v) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business by reducing our future sales or causing us to incur significant costs to defend our rights.

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

        We are subject to taxes in Italy, the United States and numerous other jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the U.S. Internal Revenue Service, the Italian tax authority as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for taxes. Currently, some of our companies are under examination by various tax authorities. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

If there is any material failure, inadequacy, interruption or security failure of our information technology systems, whether owned by us or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information and increased costs of operating our business.

        We rely on information technology systems both managed internally and outsourced to third parties across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company leading to additional costs and possible fines or penalties, or damage to our reputation, and potentially significant capital investments and other costs could be required to remediate the problem, which could have a material adverse effect on our results of operations.

If we record a write-down for inventories or other assets that are obsolete or exceed anticipated demand or net realizable value, such charges could have a material adverse effect on our results of operations.

        We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

Leonardo Del Vecchio, our chairman and principal stockholder, controls 61.35% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of April 15, 2014, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 293,274,025 Ordinary Shares, or 61.35% of the issued share capital. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

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

        Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. Notwithstanding the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine, with the assistance of our independent auditors, to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other conditions requiring disclosure may result in a negative market reaction to our securities.

Our auditors, like other independent registered public accounting firms operating in Italy and various other non-U.S. jurisdictions, are not inspected by the U.S. Public Company Accounting Oversight Board (the "PCAOB") and, as such, investors currently do not have the benefits of PCAOB oversight.

        The independent accounting firms that issue audit reports filed with the SEC are required under U.S. law to undergo regular inspections by the PCAOB to assess their compliance with professional auditing standards in connection with their audits of public companies. Because our independent auditor is located in Italy, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Italian authorities, the audit work and practices of our independent auditor, like other independent registered public accounting firms operating in Italy, are currently not inspected by the PCAOB.

        The inability of the PCAOB to conduct inspections of auditors in Italy makes it more difficult to evaluate the effectiveness of our independent auditor's audit procedures and quality control procedures as compared to auditors outside of Italy that are subject to periodic PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

ITEM 4.    INFORMATION ON THE COMPANY

OVERVIEW

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear. Due to the strong growth enjoyed throughout 2013, our total net sales reached a record Euro 7.3 billion, net income attributable to Luxottica stockholders was Euro 544.7 million and headcount as of year-end was approximately 73,400 employees. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18—"Financial Statements" for additional disclosures about our operating segments. Founded in 1961 by Leonardo Del Vecchio, we are a vertically integrated organization. Our manufacturing of sun and prescription eyewear is backed by a wide-reaching wholesale network and a retail distribution network, located mostly in North America, Asia-Pacific, China and Latin America.

        Product design, development and manufacturing take place in six production facilities in Italy, three wholly owned factories in China, one in Brazil and one sports sunglasses production facility in the United States. We also have a small plant in India serving the local market. In 2013, our worldwide production reached approximately 77.3 million units.

        The design and quality of our products and our strong and well-balanced brand portfolio are known around the world. Proprietary brands include Ray-Ban, one of the world's best-known brands for eyewear, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, and our licensed brands include Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Paul Smith, Polo Ralph Lauren, Prada, Starck Eyes, Stella McCartney, Tiffany, Tory Burch and Versace. Our wholesale distribution network covers more than 130 countries across five continents and has nearly 50 commercial subsidiaries providing direct operations in key markets.

        Our direct wholesale operations are complemented by an extensive retail network comprising over 7,000 stores worldwide at December 31, 2013. We are a leader in the prescription business in North America with our LensCrafters and Pearle Vision retail brands, in Asia-Pacific with our OPSM and Laubman & Pank brands, in China with our LensCrafters brand and in South America with our GMO brand. In North America, we operate points of sale for our retail Licensed Brands under the Sears Optical and Target Optical brands. In addition, we are one of the largest managed vision care operators in the United States, through EyeMed, and the second largest lens finisher, having a network of four central laboratories in North America, over 900 on-site labs at LensCrafters stores, a fully dedicated Oakley lab plus an additional facility based in China dedicated to North American optical retail.

        We have a global sun and luxury retail organization to support and reinforce our global retail brands dedicated to sun and luxury eyewear, including the Sunglass Hut, ILORI and The Optical Shop of Aspen brands. The Sunglass Hut brand, in particular, has a global presence, namely in North America, Asia-Pacific, South Africa, Europe, Latin America and the Middle East.

        Our Oakley brand provides a powerful wholesale and retail ("O Stores") presence in both the performance optics and the sport channels. In our O Store locations, we offer a variety of Oakley-branded products in addition to our Oakley eyewear styles. Our Oakley-branded products include apparel, footwear, backpacks and accessories designed for surf, snow, golf and other active lifestyles.

        Our distribution channels are complemented by an e-commerce component, including the Oakley, Ray-Ban, Sunglass Hut and Target Optical websites.

        In 2013, 46.1% of total sales of frames and lenses in Euros related to prescription eyewear and 53.9% related to sunglasses.

        Our capital expenditures for our continuing operations were Euro 369.7 million for the year ended December 31, 2013 and Euro 81.0 million for the three-month period ended March 31, 2014. We expect 2014 aggregate capital expenditures to be approximately Euro 400.0 million, excluding any additional investments for business acquisitions. The most significant investments planned are the remodeling of existing stores for our North American retail operations and the continuing rollout of a new IT infrastructure worldwide. We expect to fund these future capital expenditures with our current available borrowing capacity and available cash. For a description of capital expenditures for the previous three years, see Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities."

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

        Over the years, we have launched collections from names like Bulgari (1997), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce & Gabbana (2006), Burberry (2006), Polo Ralph Lauren (2007), Paul Smith (2007), Tiffany (2008), Stella McCartney (2009), Tory Burch (2009), Coach (2012), Starck Eyes (2013) and Armani (2013).

        In addition, we acquired Ray-Ban in 1999, one of the world's best-known sunglasses brands. Through this acquisition, we obtained crystal sun lens technology and associated manufacturing capacity.

        In 2007, we acquired California-based Oakley, a leading sport and performance brand, which owned the Oliver Peoples brand and a license to manufacture and distribute eyewear under the Paul Smith name. At the time of the acquisition, Oakley also had its own retail network of over 160 stores.

        In 2013, we acquired Alain Mikli International SA ("Alain Mikli"), a French luxury and contemporary eyewear company, which owns the Alain Mikli brand and Starck Eyes license. As a result of the acquisition, we strengthened both our luxury brand portfolio and prescription offerings, which now include Alain Mikli's distinctive designs.

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

        Since 2000, we have strengthened our retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand, Cole National Corporation ("Cole") (2004), which brought with it another important optical retail chain in North America, Pearle Vision, and an extensive retail Licensed Brands store business (Target Optical and Sears Optical). In 2005, we began our retail expansion into China, where LensCrafters has become a leading brand in the country's high-end market. In the same year, we also started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, Thailand, India, the Philippines, Mexico, Brazil and Mediterranean Europe. In 2011, we started our optical retail expansion in Latin America by completing the acquisition of Multiópticas Internacional S.L. ("MOI" or "Multiópticas Internacional"), a leading retailer in Chile, Peru, Ecuador and Colombia.

DESIGN AND PRODUCT DEVELOPMENT

        Emphasis on product design and the continuous development of new styles is key to Luxottica's success. During 2013, we added approximately 1,900 new styles to our eyewear collections. Each style is typically produced in two sizes and five colors.

        The design of the Group's products is the focal point where vision, technology and creativity converge.

        Each pair of eyewear expresses Luxottica's two core precepts: on the one hand, use of innovative materials, technologies and processes, and on the other, craftsmanship to create unique eyewear.

        The design process begins with our in-house designers who work in an environment that emphasizes innovation and originality and espouses a creative process that views eyewear as art, an object to put on display. They draw inspiration from both market trends and their own imagination and creativity. In addition, our design team works directly with the marketing and sales departments, which monitor the demand for our current models, as well as general style trends in eyewear.

        After the design process has been completed, the product development process is executed through engineering, planning, manufacturing and distribution of our products. The engineering process consists of the product development stages between style sketches and the manufactured final products. By scheduling the process pursuant to a launch calendar that focuses on customer and geographic demand, the engineering department has been able to decrease product development timelines in recent years.

        The research and development efforts of our engineering staff play a crucial role in the product development process. Our engineers are continuously looking for new materials, concepts and technology innovations to be applied to our products and processes in an effort to differentiate them in the eyewear market.

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

BRAND PORTFOLIO

        Our brand portfolio is one of the largest in the industry and continuously evolves, with our major global brands backed by leading brands both at a regional level and in particular segments and niche markets. Our portfolio is well-balanced between proprietary and licensed brands, a combination of stability and prestige.

        The presence of Ray-Ban, one of the world's best-selling brands of sun and prescription eyewear, and Oakley, a leader in the sport and performance category, gives the proprietary brand portfolio a strong base, complemented by Persol, Oliver Peoples and Alain Mikli in the high end of the market, Arnette in the sport market, and Vogue Eyewear in the fashion market.

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

        The following table presents the respective percentages of our total sales of frames in Euros comprised by our designer and proprietary brands during the periods indicated:

	Year Ended December 31,
	2013	2012	2011	2010	2009

Designer brands	31.4%	29.7%	30.5%	32.4%	35.8%
Proprietary brands	68.6%	70.3%	69.5%	67.6%	64.2%

        The following table presents the respective percentages of our total sales of frames and lenses in Euros comprised by our prescription frames and lenses and sunglasses for the periods indicated:

	Year Ended December 31,
	2013	2012	2011	2010	2009

Prescription frames and lenses	46.1%	47.3%	46.3%	50.2%	51.5%
Sunglasses	53.9%	52.7%	53.7%	49.8%	48.5%

Proprietary Brands

        In 2013, proprietary brands accounted for approximately 69% of total sales of frames. Ray-Ban and Oakley, the two biggest eyewear brands in our portfolio, accounted for approximately 24.7% and 11.4%, respectively, of the Group's 2013 net sales.

  Ray-Ban

        Style, tradition and freedom of expression are the key values underpinning the philosophy of Ray-Ban, a leader in sun and prescription eyewear for generations. Debuting in 1937 with the Aviator created for the American Air Force, Ray-Ban joined Luxottica's brand portfolio in 1999. Ray-Ban is recognized for the quality and authenticity of its eyewear and is worn by celebrities all over the world.

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

  Alain Mikli

        Acquired by Luxottica in 2013, Alain Mikli is not simply the name of an eyewear brand, it also represents over 35 years of passion and know-how. Since 1978, the designer Alain Mikli recognized that vision correction was not merely a solution for a medical condition but could also be a means to communicate style and trends. His idea is simple but revolutionary: add style to a necessity, and transform a need into a sign of personality. "The frame to see as well as to be seen".

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

  Mosley Tribes

        Launched in 2005 and part of our brand portfolio since 2007, Mosley Tribes combines design and aesthetics with a vision of the urban lifestyle and sports performance worlds. Some of these sleek and stylish frames use titanium and injected plastic for a lightweight design, ideal for active individuals. Most frames feature advanced lens technology.

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

Licensed Brands

        Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts, which typically have terms of between three and ten years and may contain options for renewal for additional periods. Under these license agreements, we are required to pay a royalty ranging from 6% to 14% of the net sales of the related collection and a mandatory marketing contribution of between 5% and 10% of net sales.

        Prada and Dolce & Gabbana are two significant licenses in our portfolio as measured by total sales. In 2013, sales realized through the Prada, Prada Linea Rossa and Miu Miu brand names together represented approximately 4.0% of total sales, whereas the sales realized through the Dolce & Gabbana group brands represented approximately 2.3% of total sales.

  Armani Group

        Under license since 2013, The Armani Group includes the following collections:

    Giorgio Armani

    The Giorgio Armani brand's incomparable sense of style is timeless and consistent. Armani's vision of the world of creative design is not about turning heads, but about leaving a lasting impression, so that the brand's aesthetic becomes an outward expression of the normality of sophistication. Pure lines, intrinsic elegance and care for details are the elemental concepts underlying all of Giorgio Armani's iconic designs as well as all of its eyewear styles.

    Emporio Armani

    Created in the early 1980s by Giorgio Armani, this label addresses the needs of trendy customers who love the Armani DNA. Armani's core elements are revisited in a modern take on fresh style, with innovative and trendy colorful designs that are distinguished by contemporary lines, shapes and materials.

    Armani Exchange

    A--X Armani Exchange is the youthful label created in 1991 by Giorgio Armani to capture the heritage of the Armani brand through a modern sensibility for the inherent beauty of young individuals' interpretation of contemporary lifestyle. The A--X Armani Exchange eyewear collection reflects the brand's young fashion-forward urban spirit. Modern shapes in original shades reflect contemporary design with stylish details.

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

  Coach

        Founded in 1941 as a family-run workshop in a Manhattan loft, Coach has grown to become a leading American marketer of fine accessories and gifts for women and men. Under license since 2012, the Coach eyewear collection perfectly expresses the signature look and distinctive identity of the Coach brand. This license agreement includes the Reed Krakoff brand, launched by Coach in 2010. The sunwear collection, under license since 2012, combines the glamour and modern elegance of Krakoff's art with the distinctive details taken from his fashion house. Reed Krakoff stores are located in New York, Tokyo and Las Vegas.

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

  Donna Karan

        Under license since 2005, this product line reflects the design sensibility and spirit of the Donna Karan collection. Designed "for a woman by a woman," the collection offers sophisticated styling, sensuality and comfort in a modern way with identifiable detailing and quality workmanship. The DKNY brand is part of this license agreement. DKNY is easy-to-wear fashion with an urban mindset, the energy of New York City and its street-smart look. DKNY eyewear caters to modern, urban, fashion conscious women and men, addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. The license was entered into in 2005.

  Paul Smith

        Licensed by Luxottica in 2007, the Paul Smith brand, launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain's leading fashion designers.

  Prada Group

        Under license since 2003, the Prada Group includes the following collections:

    Prada

    Prada represents the best of Italian culture and tradition. At the same time, Prada is one of the most innovative fashion brands, with a keen attention to detail and new trends. The Prada eyewear collection reflects this approach with unmistakable style, sophisticated elegance and uncompromising quality. The Prada collection also includes the Prada Linea Rossa line, which is inspired by the world of sports to convey an everyday casual style and has a dedicated advertising campaign.

    Miu Miu

    The Miu Miu eyewear collection was launched with brand-new luxury positioning in 2011 to align it with the brand's other product categories. Miu Miu is Miuccia Prada's other soul: a brand with a very strong and autonomous identity, characterized by an avant-garde, sensual, sometimes provocative style aimed at a trendsetting woman with a strong and independent personality.

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

  Starck Eyes

        Starck Eyes, under license since 2013, joined our licensed brand portfolio as part of the Alain Mikli acquisition. Starck Eyes is the combination of two visionaries for an exceptional collection. Philippe Starck and Alain Mikli pooled their skills to give birth to the Starck Eyes collection in 1996. For this line, a technological revolution was developed: the "biolink," a screw-less hinge modeled after the human shoulder. Biomechanics in the service of vision.

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

        We have six manufacturing facilities in Italy: five in northeastern Italy, the area in which most of the country's eyewear industry is based, and one near Turin.

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

        From 1998 to 2001, we operated the Dongguan plant in China's Guangdong province through our 50%-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner. In 2001, Luxottica acquired the remaining 50% interest in this Chinese manufacturer and, in 2006, we increased our manufacturing capacity in China through the construction of a new manufacturing facility to produce both metal and plastic frames. After the construction of this new facility, our annual average daily production in China increased by approximately 80% in 2006 compared to 2005. Since then, we have further expanded our manufacturing capacity in China. During 2010, Tristar started producing plastic sun lenses, which are paired with frames manufactured in the same Chinese facility. In 2013, Luxottica integrated into its manufacturing processes a newly developed state-of-the-art decoration plant utilizing techniques adapted from other industries.

        The Foothill Ranch facility in California manufactures high-performance sunglasses and prescription frames and lenses and assembles most of Oakley's eyewear products. The production of Oakley apparel, footwear, watches and certain goggles is outsourced to third-party manufacturers.

        The manufacturing facility in Campinas, Brazil, acquired in 2012, produces both plastic and metal frames for the Brazilian market. In September 2012, we launched the first locally designed and produced Vogue prescription collection for this market. During 2013, we added the production of select Ray-Ban and Arnette collections.

        Luxottica also operates a small plant in India serving the local market.

        In 2013, the Group's manufacturing facilities produced a combined total of approximately 77.3 million prescription frames and sunglasses. Approximately 33% of the frames were metal-based and the remaining frames were plastic. Three main manufacturing technologies are involved: metal, acetate slabs and plastic (injection molding). The manufacturing process for both metal and plastic frames begins with the fabrication of precision tooling and molds based on prototypes developed by in-house designers and engineering staff.

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

        We engage in research and development activities relating to our manufacturing processes on an on-going basis. As a result, we plan to invest over Euro 200 million between 2013 and 2015 (including amounts already invested) to increase manufacturing capacity in Italy, China, the United States, Brazil and India, as well as for innovation and information technology enhancements. This commitment is expected to translate into increased efficiency and improved quality of our manufacturing processes.

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

        Although, historically, prices of the raw materials used in our manufacturing process have been stable, in 2013 we continued to utilize a process to hedge the risk of price fluctuations for gold and palladium, in order to minimize the related impact. Regarding other raw materials and components used in our manufacturing process, we negotiate prices directly with our suppliers.

        We have continued to build strong relationships with our major strategic suppliers. In 2013, we continued to monitor the risk management initiatives in our purchasing function to identify potential risks (impact and probability) and implemented mitigation actions if not already in place. With most suppliers, we maintain agreements that prohibit disclosure of our proprietary information or technology to third parties. Although our Oakley subsidiary relies on outside suppliers for most of the specific molded components of its glasses and goggles, it generally retains ownership of the molds used in the production of the components. Most of the components used in our products can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, we have strengthened the in-house injection molding capability for sunglass lenses and built new ones on crystal lenses.

        Essilor International ("Essilor") is one of the largest suppliers of our retail operations, accounting for 31% of total North America retail lens merchandise purchases and related processing costs in each of 2013 and 2012. We have entered into a number of long-term contracts with Essilor governing new products and services and have additional agreements directly with lens casters to ensure that we maintain adequate access to suppliers. Luxottica Retail North America Inc. ("Luxottica Retail N.A.") has both purchase and long-term financing contracts with Essilor to acquire anti-reflective equipment that has been or will be installed at selected LensCrafters in-store labs. In addition, EyeMed has a contract with Essilor to procure lab services for certain independent opticians, ophthalmologists and optometrists. We have not experienced any significant interruptions in our sourcing of supplies and we believe that the loss of Essilor or any of our other suppliers would not have a significant long-term impact on our operations.

        Luxottica and Essilor have formed a long-term joint venture for the Australian and New Zealand markets. This alliance (which is majority controlled by Essilor) manages Eyebiz Laboratories Pty Ltd, which provides lens manufacturing, finished lenses, and fitting services for Australia and New Zealand. This joint venture invested in a new, state-of-the-art facility in Thailand capable of providing 24-hour production seven days a week.

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

        We design products to meet or exceed relevant industry standards for safety, performance and durability. Throughout the development process, our eyewear products undergo extensive testing against standards established specifically for eyewear by ANSI (Z.80.3), ASTM, Standards Australia Limited (AS 1067) and EU (EN ISO 12312 and EN ISO 12870). These standards relate to product safety and performance and provide quantitative measures of optical quality, UV protection, light transmission and impact resistance.

        To assure our quality standards worldwide and the right support for quality improvement, we have four main labs, one in each of Italy, China, Brazil and the United States. Each lab is responsible for establishing and maintaining the quality standards in the region where it is located and supports activities in engineering, production and market feedback management. All of our labs conduct the same tests using the same equipment and procedures, which are developed and approved in the central Italian lab.

        Every year, we enhance the performance criteria used in our standards tests and introduce new requirements. As a result of the effectiveness of our quality control program, the return rate for defective merchandise manufactured by us has remained stable at approximately 1% in 2013.

DISTRIBUTION

Our Principal Markets

        The following table presents our net sales by geographic market and segment for the periods indicated:

	Year Ended December 31,
(Amounts in thousands of Euro)	2013	2012	2011

European Retail	170,000	134,020	114,334
European Wholesale	1,272,789	1,183,312	1,128,946
North America Retail	3,360,783	3,380,684	3,008,990
North America Wholesale	763,000	742,205	596,324
Asia-Pacific Retail	599,307	626,290	563,458
Asia-Pacific Wholesale	318,455	271,201	216,260
Other Retail	191,224	172,074	79,361
Other Wholesale	637,052	576,355	514,810

Total	7,312,611	7,086,142	6,222,483

Logistics

        Our distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy, China, the United States and Brazil also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics system in the industry, with 20 distribution centers worldwide, of which 12 are in the Americas, six are in the Asia-Pacific region and two are in Europe.

        We have four main distribution centers (hubs) in strategic locations serving our major markets: Sedico (Italy), Atlanta (United States), Ontario (United States) and Dongguan (China). They operate as centralized facilities, offering customers a highly automated order management system that reduces delivery times and keeps stock levels low.

        The Sedico hub was opened in 2001 and is state of the art in the sector. In 2013, it managed over 19,000 orders per day, including eyeglasses and spare parts. Sedico ships over 200,000 units daily to customers in Europe, North America, the Middle East, Africa and to the Group's distribution centers in the rest of the world, from which they are then shipped to local customers.

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

Wholesale Distribution

        Our wholesale distribution structure covers more than 130 countries, with nearly 50 directly controlled or majority owned operations in the major markets and approximately 100 independent distributors in other markets. Each wholesale subsidiary operates its own network of sales representatives who are normally retained on a commission basis. Relationships with large international, national and regional accounts are generally managed by employees.

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

        At the end of 2013, STARS served a total of approximately 3,000 stores in the major European markets, Latin America and emerging markets.

Retail Distribution

        With a strong portfolio of retail brands, we are well positioned to reach different segments of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eyecare, everyday value and high-quality vision care health benefits.

        As of March 31, 2014, our retail business consisted of 6,423 corporate stores and 576 franchised or licensed locations as follows:

					Africa and Middle East		Central and South America
	North America	Asia- Pacific	China / Hong Kong			South Africa
				Europe				Total

LensCrafters	950	—	227	—	—	—	—	1,177
Pearle Vision	217	—	—	—	—	—	—	217
Sunglass Hut(1)	1,886	272	9	271	—	122	201	2,761
Ilori and The Optical Shop of Aspen	33	—	—	—	—	—	—	33
Oakley retail locations(2)	165	24	—	9	—	—	—	198
Sears Optical	708	—	—	—	—	—	—	708
Target Optical	338	—	—	—	—	—	—	338
OPSM	—	359	—	—	—	—	—	359
Laubman & Pank	—	41	—	—	—	—	—	41
David Clulow(3)	—	—	—	96	—	—	—	96
GMO(4)	—	—	—	—	—	—	465	465
Oliver Peoples	8	—	—	—	—	—	—	8
Alain Mikli	5	9	5	3	—	—	—	22
Franchised or licensed locations(5)	393	130	—	8	38	—	7	576

Total	4,703	835	241	387	38	122	673	6,999

(1)
Includes Sunglass Icon locations in North America; Occhiali for Sunglasses in South Africa; Sun Planet in Latin America.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
Includes David Clulow joint venture stores.

(4)
Includes Econopticas.

(5)
Includes franchised and licensed locations for Pearle Vision (373 locations), David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples, Icon-HMS and Alain Mikli.

        Our retail stores sell not only prescription frames and sunglasses that we manufacture but also a wide range of prescription frames, lenses and other ophthalmic products manufactured by other companies. In 2013, net sales of the Retail division from our own brand names and our licensed brands represented approximately 88.6% of the total net sales of frames by the Retail division (87.1% in 2012).

  Optical Retail

        Our optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australia and New Zealand and GMO in Latin America. We also have a retail presence in China, where we operate in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, we do not operate optical retail stores in Europe outside of the United Kingdom, where we operate a network of nearly 100 David Clulow stores, selling both prescription and sun products. As of March 31, 2014, our optical retail business consisted of approximately 3,775 retail locations globally.

  LensCrafters

        LensCrafters is currently the largest optical retailer in North America in terms of sales. Usually located in high-traffic commercial malls and shopping centers, the stores offer a wide array of premium prescription frames and sunglasses, mostly made by Luxottica, but also a wide range of high-quality lenses and optical products made by other suppliers. LensCrafters was founded in 1983 with the idea of providing customers with a pair of quality glasses in about an hour, which today represents a key feature of LensCrafters' customer service model. Most stores in North America have onsite either an independent or employed doctor of optometry and a fully equipped, state-of-the-art lens laboratory that is able to craft, surface, finish and fit lenses in about one hour. As part of its underlying commitment to customer satisfaction and industry innovation, over the last couple of years, LensCrafters has further invested in technology to enable a distinctive signature customer experience, such as implementing tablets for customer use in every store, the AccuFit Digital Measurement™ technology, which provides a lens fit with five times greater precision than traditional methods, and the anti-reflective coating capability at in-store labs, further enhancing the "one-hour service" concept. LensCrafters also introduced iPads in every store to make the decision-making process a more friendly experience for clients, tested AccuExam in certain locations and continued its significant investment in the omnichannel experience.

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

        As of March 31, 2014, we operated a retail network of 1,177 LensCrafters stores, of which 950 stores are in North America and 227 stores are in China and Hong Kong.

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

        As of March 31, 2014, Pearle Vision operated 217 corporate stores and had 373 franchise locations throughout North America.

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

        As of March 31, 2014, Luxottica operated 708 Sears Optical and 338 Target Optical locations throughout North America.

  OPSM

        OPSM is the largest optical retail chain in Australia and New Zealand, with a proud history spanning more than 80 years. Today, OPSM has an unmatched retail footprint. The brand is recognized both for its expertise in eye care and its wide range of both luxury and affordable optical frames and sunglasses. OPSM is committed to significant investment in optical technology, including implementing digital retinal scanners across the store network, and OPSM customers receive outstanding eye care and world class customer service.

        As of March 31, 2014, Luxottica operated 314 corporate-owned stores and 34 franchise locations throughout Australia. OPSM also has 45 owned stores in New Zealand and seven franchise locations, mainly in large urban areas.

  Laubman & Pank

        Laubman & Pank is well-known in regional Australian markets for high-quality eye care and outstanding service. Laubman & Pank delivers personalized service to local communities through long-standing expert optical health services. As of March 31, 2014, Luxottica owned 41 stores and there were six franchise locations throughout Australia.

  GMO

        GMO, an optical market leader in Latin America, became a part of Luxottica Group in July 2011, following the acquisition of Multiópticas Internacional. Since its beginning in 1998, GMO has developed a reputation for optical retail excellence among consumers in Chile, Peru, Ecuador and Colombia with its strong Opticas GMO, Econópticas and Sun Planet retail brands. As of March 31, 2014, Luxottica operated 354 Opticas GMO stores, and 111 Econópticas stores.

  EyeMed Vision Care

        EyeMed Vision Care is one of the United States' largest managed vision care companies, servicing approximately 36 million members in large- and medium-sized companies, government entities and through insurance companies. Innovation, choice and convenience drive EyeMed's commitment to eye health and vision wellness as it works with its plan sponsors to incorporate vision as part of an overall health care benefits program. Its members have access to a network of over 27,000 providers consisting of independent opticians, ophthalmologists, optometrists and retail optical stores, including Luxottica's optical stores.

  Lens Laboratories

        Together with LensCrafters' over 900 in-store labs, we operate four central lens surfacing/finishing labs in North America plus an additional lab based in China dedicated to North American optical retail. Leveraging the combined network capabilities of in-store labs and central manufacturing, Luxottica lens operations reduce the time and cost to surface and finish lenses while improving quality of service. All the labs use highly advanced technologies to meet growing demand. The central laboratories serve all of the Pearle Vision corporate and franchise stores, the retail Licensed Brands stores and LensCrafters.

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

        Oakley.com conducts e-commerce across multiple markets including the United States, Canada, Australia, Japan and 16 countries in Europe. Ray-Ban.com was launched in the United States in 2009 and is the place to go for a premium Ray-Ban assortment and exclusive services. The path of international e-commerce expansion for the Ray-Ban brand is woven into the course of Ray-Ban Remix, the online customization service, which was initially launched in a few European countries in 2013. It was recently launched in the United States and will be made available in additional markets during 2014. Launched in 2008, SunglassHut.com has become the digital destination for consumers looking to find the latest trends and hottest products in premium sunwear. This e-commerce platform is now also available in Australia.

        The e-commerce strategy is to enter additional markets as the business matures. For example, in China, strategic partnerships have been formed to open both Ray-Ban and Oakley stores within Tmall, the largest local online mall.

        In 2014, Luxottica acquired glasses.com, an exclusive virtual mirroring technology that can be accessed through smartphone and tablet applications. The technology renders a 3-D image of the user's face to allow for multiple try-on options.

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

        Sunglass Hut has been expanding with a focus on building its presence in emerging markets, including Brazil, Southeast Asia and India and continues to make its mark in Europe having acquired retailers in Spain and Portugal. The brand continues to enhance its presence in more mature markets, opening a flagship store in New York's Times Square and one in Sydney, Australia. In addition, Sunglass Hut has been growing in the digital space, launching ".com" sites in almost every region including a new site in Australia. Sunglass Hut is also heavily investing in the digitalization of the "in-store" shopping experience.

        As of March 31, 2014, Sunglass Hut operated a retail network of 2,873 stores worldwide, including 2,761 corporate stores across North America, Asia-Pacific, Europe, South Africa and Latin America and 112 franchise locations in North America, India and the Middle East.

  ILORI

        ILORI is Luxottica's high-end fashion sunwear retail brand, with 16 stores in North America as of March 31, 2014, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California. ILORI caters to exclusive clientele, offering a richer purchasing experience for eyewear in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

  The Optical Shop of Aspen

        Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription frames and sunglasses and its first class customer service. As of March 31, 2014, we operated 17 stores in some of the most upscale and exclusive locations throughout the United States.

  Oliver Peoples

        We operate 8 luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples and Paul Smith products. As of March 31, 2014, four Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

  Alain Mikli

        We operate 24 luxury retail stores under the Alain Mikli brand of which two are operated under license. The stores are located in the most prestigious cities worldwide.

  David Clulow

        In Europe, we operate David Clulow, a premium optical retailer operating in the United Kingdom and Ireland, predominantly in London and the southeast of England. The brand emphasizes service, quality and fashion. Its marketing is targeted to reinforce these brand values and build long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of designer sunglass concessions in up-market department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2014, David Clulow operated 37 corporate owned locations (including 8 joint ventures), 3 franchise locations and 59 sun stores/concessions.

  Oakley Stores and Vaults

        As of March 31, 2014, we operated 223 Oakley "O" Stores and Vaults worldwide (including 25 franchise locations), offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley "O" Stores are in major shopping centers. Outside of the United States, Oakley's retail operations are principally located in Australia, Canada, Japan, Germany and the United Kingdom.

MARKETING

        Our marketing and advertising activities are designed primarily to enhance our image and our brand portfolio and to drive traffic into our retail locations.

        Advertising expenses amounted to approximately 6.6% and 6.3% of our net sales in 2013 and 2012, respectively.

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

TRADEMARKS, TRADE NAMES AND PATENTS

        Our principal trademarks or trade names include Luxottica, Ray-Ban, Oliver Peoples, Oakley, Persol, Vogue, Arnette, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, and the Oakley ellipsoid "O" and square "O" logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid "O" and square "O" logos, we do not believe that any single trademark or trade name is material to our business or results of operations. The collection of Oakley and Ray-Ban products accounted for approximately 11.4% and 24.7%, respectively, of our net sales in 2013. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products, identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of logos, names and other distinctive elements on nearly all of our products.

        We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of March 31, 2014, we held a portfolio of over 700 (mostly Oakley-related) patents worldwide that protect our designs and innovations.

        The design patents largely protect the distinctive designs of Oakley's innovative products, including its sunglasses, goggles, prescription eyewear, watches and footwear. Some of the most important utility patents relate to the following categories: innovations in lens technology and the associated optical advances; electronically enabled eyewear; innovations in frame design and functionality; biased, articulating and dimensionally stable eyewear; and interchangeable lenses.

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

        Under these license agreements, we are required to pay a royalty which generally ranges from 6% to 14% of the net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts to between 5% and 10% of net sales.

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

        The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration

Giorgio Armani S.p.A.	Giorgio Armani Emporio Armani A/X Armani Exchange	Worldwide exclusive license	December 31, 2022
Brooks Brothers Group, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Burberry Limited	Burberry Burberry Check Equestrian Knight Device Burberry Black Label**	Worldwide exclusive license	December 31, 2015
Bulgari S.p.A.	Bulgari	Worldwide exclusive license	December 31, 2020
Chanel Group	Chanel	Worldwide exclusive license	December 31, 2014
Coach, Inc.	Coach Poppy Coach Reed Krakoff	Worldwide exclusive license	June 30, 2016 (renewable until June 30, 2024)
Dolce & Gabbana S.r.l.	Dolce & Gabbana	Worldwide exclusive license	December 31, 2015
Donna Karan Studio LLC	Donna Karan DKNY	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2022
Michael Kors Group	Michael Kors Michael Michael Kors	Worldwide exclusive license	December 31, 2024
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2023)
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2018
PHS General Design Services B.V.	Starck Eyes	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2023)

Licensor	Licensed Marks	Territory	Expiration

PRL USA Inc. The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps***	Worldwide exclusive license	March 31, 2017
Stella McCartney Limited	Stella McCartney	Worldwide exclusive license	December 31, 2014 (renewable until December 31, 2019)
Tiffany and Company	TIFFANY & CO. Tiffany

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

        The highly competitive optical retail market in North America includes a large number of small independent competitors and several national and regional chains of optical superstores. In recent years, a number of factors, including consolidation among retail chains and the emergence of optical departments in discount retailers, have resulted in significant competition within the optical retailing industry. We compete against several large optical retailers in North America, including Wal-Mart and Vision Works of America, and, in the sunglasses area, department stores and numerous sunglass retail chains and outlet centers. Our optical retail operations emphasize product quality, selection, customer service and convenience. We do not compete primarily on the basis of price.

        We believe that Oakley and our other sports brands are leaders in non-prescription sports eyewear, where they mostly compete with smaller sunglass and goggle companies in various niches and a number of large eyewear and sports products companies that market eyewear.

        The managed vision care market in North America is highly competitive. EyeMed has a number of competitors, including Vision Service Plan ("VSP"), Davis Vision and Spectera. While VSP was founded almost 58 years ago and is the current market leader, EyeMed's consistent year-over-year growth has enabled us to become the second largest market competitor in terms of funded lives. EyeMed competes based on its ability to offer a network and plan design with the goal of delivering overall value based on the price, accessibility and administrative services provided to clients and their members.

SEASONALITY

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 53.9% and 52.7% of our sales in 2013 and 2012, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. In 2008, the fiscal year for our Retail Division in North America and the United Kingdom included 53 weeks; in 2009, the fiscal year for our Retail Division in Asia-Pacific, Greater China (mainland China and Hong Kong) and South Africa included 53 weeks. A 53-week year occurs in five- to six-year intervals and will occur again in fiscal 2014 in North America, the United Kingdom, Europe and South Africa and in fiscal 2015 in Asia-Pacific and Greater China.

ORGANIZATIONAL STRUCTURE

        We are a holding company, and the majority of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, the retail Licensed Brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through 11 manufacturing plants and nearly 50 geographically oriented wholesale distribution subsidiaries. See "—Distribution" for a breakdown of the geographic regions. The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

	Country of Incorporation	Percentage of Ownership
Subsidiary

Manufacturing
Luxottica S.r.l.	Italy	100%
Luxottica Tristar (Dongguan) Optical Co., Ltd.	China	100%
Distribution
Luxottica USA LLC	United States	100%
Luxottica Retail North America Inc.	United States	100%
Sunglass Hut Trading, LLC	United States	100%
OPSM Group Pty Limited	Australia	100%
Luxottica Trading and Finance Limited	Ireland	100%
Holding companies
Luxottica U.S. Holdings Corp.	United States	100%
Luxottica South Pacific Holdings Pty Limited	Australia	100%
Luxottica (China) Investment Co. Ltd.	China	100%
Oakley, Inc.(1)	United States	100%
Arnette Optic Illusions, Inc.	United States	100%
The United States Shoe Corporation	United States	100%

(1)
In addition to being a holding company, Oakley, Inc. is also a manufacturer and a distributor.

PROPERTY, PLANT AND EQUIPMENT

        Our corporate headquarters is located at Via C. Cantù 2, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of March 31, 2014 is set forth below:

			Approximate Area in Square Feet
		Owned/ Leased
Location	Use

Milan, Italy	Corporate headquarters	Owned	115,716
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	926,200
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American distribution center	Owned	183,521
Campinas, Brazil	Manufacturing and research facility, administrative offices and related space	Leased	484,391
Port Washington (New York), United States	U.S. corporate headquarters and wholesale division	Leased	35,000
Foothill Ranch/Lake Forest (California), United States(2)	Oakley headquarters, manufacturing facility and ophthalmic laboratory	Owned	850,713
Ontario (California), United States	Oakley eyewear, apparel and footwear distribution centers	Leased	643,301
Macquarie Park, Australia	Offices	Leased	61,496
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Warehouse, distribution center	Leased	96,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
Salt Lake City (Utah), United States	Ophthalmic laboratory, warehouse, offices	Leased	47,171
St. Albans (Hertfordshire), United Kingdom	Offices	Leased	15,600
Dongguan, China(1)(3)	Office, manufacturing facility, land and dormitories	Leased	4,571,088
Shanghai, China(4)	Offices	Leased	51,643
Bhiwadi, India(5)	Manufacturing facility, administrative offices	Leased	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(6)	Frame manufacturing facility	Owned	191,722
Sedico, Italy(1)	Frame manufacturing facility	Owned	342,830
Izmir, Turkey	Turkish headquarters, offices, warehouse and frame manufacturing facility	Leased	92,750
Winnipeg, Canada	Ophthalmic laboratory, distribution center, offices	Leased	21,949
Santiago, Chile	Offices, warehouse, finishing lab	Leased	41,484
São Paulo, Brazil	Administrative offices	Leased	51,010
Jundiaí, Brazil	Distribution center	Leased	81,698
Manhattan (New York), United States	Offices	Leased	14,406

(1)
Facility is comprised of several different premises located within the same municipality.

(2)
Facility is comprised of several different premises located in Foothill Ranch and Lake Forest, California, United States. The premises in Lake Forest (313,813 square feet) are leased.

(3)
Facility consists of 1,422,545 square feet dedicated to offices and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years beginning in 2004. A new facility is under construction to expand our manufacturing capacity.

(4)
Facility is comprised of three different premises located within the same municipality. The office lease of Luxottica (China) Investment Co. Ltd. is subject to a mortgage.

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

RECENT DEVELOPMENTS

        On January 20, 2014, the Group received an upgrade of its long-term credit rating from "BBB+" to "A-" by Standard & Poor's Ratings Services ("Standard & Poor's"). The "A-" rating applies to our EMTN program and all of our outstanding long-term notes.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. Interest on the notes accrues at 2.625% per annum.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

        We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary brand and designer lines of mid- to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate in our retail segment principally through our retail brands, which include LensCrafters, Sunglass Hut (including those in host stores), Pearle Vision, ILORI, The Optical Shop of Aspen, GMO, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow and our retail

Licensed Brands (Sears Optical and Target Optical). As of December 31, 2013, the retail segment consisted of 6,472 corporate-owned retail locations and 579 franchised or licensed locations as follows:

			China/ Hong Kong		Africa and Middle East		Central and South America
	North America	Asia- Pacific				South Africa
				Europe				Total

LensCrafters	958	—	228	—	—	—	—	1,186
Pearle Vision	221	—	—	—	—	—	—	221
Sunglass Hut(1)	1,897	274	9	265	—	122	197	2,764
Ilori and The Optical Shop of Aspen	35	—	—	—	—	—	—	35
Oakley retail locations(2)	163	23	—	12	—	—	—	198
Sears Optical	726	—	—	—	—	—	—	726
Target Optical	335	—	—	—	—	—	—	335
OPSM	—	363	—	—	—	—	—	363
Laubman & Pank	—	44	—	—	—	—	—	44
David Clulow(3)	—	—	—	96	—	—	—	96
GMO(4)	—	—	—	—	—	—	475	475
Oliver Peoples	7	—	—	—	—	—	—	7
Alain Mikli	5	9	6	2	—	—	—	22
Franchised or licensed locations(5)	395	131	—	9	37	—	7	579

Total	4,742	844	243	384	37	122	679	7,051

(1)
Includes Sunglass Icon in North America; Sunglass World and Occhiali for Sunglasses in South Africa; and Sun Planet in Latin America.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
Includes David Clulow joint venture stores.

(4)
Includes Econópticas.

(5)
Includes franchised and licensed locations for Pearle Vision (375 locations), David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples, Alain Mikli, Icon-HMS and Laubman & Pank.

        LensCrafters, ILORI, Pearle Vision, our retail Licensed Brands (Sears Optical and Target Optical), Oakley (Oakley "O" Stores and Vaults), Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM and Laubman & Pank operate retail outlets located in Australia and New Zealand. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales in Euro. In 2006, we began operating retail locations in mainland China and currently we have rebranded the acquired stores to our premium LensCrafters brand in mainland China and Hong Kong. In 2008, we acquired David Clulow, a premium optical, retailer operating in the United Kingdom and Ireland. In 2011, we completed our acquisition of Multiópticas Internacional. Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3—"Key Information—Risk Factors—If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer." We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher during the summer and the winter holiday season.

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3920 in 2011 to Euro 1.00 = U.S. $1.2848 in 2012 to Euro 1.00 = U.S. $1.3277 in 2013. Additionally, with the acquisition of OPSM, our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—"Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity" and Item 3—"Key Information—Risk Factors—If the Euro or the Chinese Yuan strengthens relative to certain other currencies or if the U.S. dollar weakens relative to the Euro, our profitability as a consolidated group could suffer."

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

  Inventories

        Frames manufactured by us were approximately 56.0% and 53.5% of total frame inventory as of December 31, 2013 and 2012, respectively. All inventories at December 31, 2013 were valued using the lower of cost, as determined under an average annual cost by product line method, or market. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

  Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

        In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2013, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 4.3 billion or approximately 53.3% of total assets.

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

        Goodwill is no longer amortized, but rather is tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years. We recorded no impairment losses in 2013, 2012 and 2011. For further details, see Note 11 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

OVERVIEW OF 2013 RESULTS OF OPERATIONS

        In fiscal year 2013, we achieved strong growth of net sales and a more than proportionate increase in profitability relative to sales growth, as well as a significant improvement in financial leverage. Both segments made a major contribution to our results.

        Because of our worldwide operations, our results of operations are affected by foreign exchange rate fluctuations. In 2013, the weakening of certain currencies in which we conduct business, in particular of the U.S. dollar against the Euro, which is our reporting currency, decreased net sales by Euro 307.8 million, primarily in the retail distribution segment. This discussion should be read in conjunction with Item 3—"Key Information—Risk Factors" and the Consolidated Financial Statements and related notes included in Item 18.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	2013	2012	2011

Net Sales	100.0%	100.0%	100.0%
Cost of Sales	34.5	34.4	35.6
Gross Profit	65.5	65.6	64.4
Operating Expenses:
Selling and Advertising	39.2	40.1	40.3
General and Administrative	11.9	11.8	11.2
Total	51.0	51.9	51.6
Income from Operations	14.4	13.7	12.8
Other Income (Expense)—Net	(1.4)	(1.8)	(1.8)
Provision for Income Taxes	(5.6)	(4.3)	(3.7)
Net Income	7.5	7.6	7.3
Net Income Attributable to Non-Controlling Interests	0.1	0.1	0.1
Net Income Attributable to Luxottica Group Stockholders	7.4	7.5	7.2

        For additional financial information by operating segment and geographic region, see Note 5 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        Throughout the following comparison of the fiscal year ended December 31, 2013 to the fiscal year ended December 31, 2012, and of the fiscal year ended December 31, 2012 to the fiscal year ended December 31, 2011, we use certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance. For further information regarding the use of and limitations relating to such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

        In addition, comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 2013 TO THE FISCAL YEAR ENDED DECEMBER 31, 2012.

        Net Sales.    Net sales increased by Euro 226.5 million, or 3.2%, to Euro 7,312.6 million in 2013 from Euro 7,086.1 million in 2012. Euro 218.2 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment during 2013 as compared to 2012 and to increased sales of Euro 8.2 million in the retail distribution segment during 2013 as compared to 2012.

        Net sales for the retail distribution segment increased by Euro 8.2 million, or 0.2%, to Euro 4,321.3 million in 2013 from Euro 4,313.1 million in 2012. The increase in net sales for the period was partially attributable to a 3.4% improvement in comparable store sales. In particular, we saw a 2.3% increase in comparable store sales for the North American retail operations, and a 5.2% increase in comparable store sales for the Australian/New Zealand retail operations. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 193.6 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 218.2 million, or 7.9%, to Euro 2,991.3 million in 2013 from Euro 2,773.1 million in 2012. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley, and of certain designer brands including Prada, Tiffany and the Armani brands which were launched in 2013. The positive impact on net sales was partially offset by negative currency fluctuations, in particular the weakening of the U.S. dollar and the Brazilian Real compared to the Euro, which decreased net sales in the wholesale distribution segment by Euro 114.2 million.

        In 2013, net sales in the retail distribution segment accounted for approximately 59.2% of total net sales, as compared to approximately 60.9% of total net sales in 2012. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 7.9% increase in net sales for the manufacturing and wholesale distribution segment for 2013, as compared to a 0.2% increase in net sales to third parties in the retail distribution segment.

        In 2013 and 2012, net sales in our retail distribution segment in the United States and Canada comprised 77.8% and 78.4%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 2.7% to U.S. $4,462.3 million in 2013 from U.S. $4,343.5 million in 2012, due to sales volume increases. During 2013, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 22.2% of our total net sales in the retail distribution segment and increased by 3.0% to Euro 960.5 million in 2013 from Euro 932.4 million, or 21.6% of our total net sales in the retail distribution segment, in 2012, mainly due to an increase in consumer demand.

        In 2013, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,272.8 million, comprising 42.5% of our total net sales in this segment, compared to Euro 1,183.3 million, or 42.7% of total net sales in this segment in 2012, increasing by Euro 89.5 million or 7.6% in 2013 as compared to 2012. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $1,013.1 million and comprised 25.5% of our total net sales in this segment in 2013, compared to U.S. $953.6 million, or 26.8% of total net sales in this segment, in 2012. The increase in net sales in the United States and Canada in 2013 compared to 2012 was primarily due to a general increase in consumer demand. In 2013, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 955.5 million, comprising 31.9% of our total net sales in this segment, compared to Euro 847.6 million, or 30.6% of our net sales in this segment, in 2012. The increase of Euro 107.9 million, or 12.7%, in 2013 as compared to 2012 was due to an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 88.0 million, or 3.6%, to Euro 2,524.0 million in 2013 from Euro 2,436.0 million in 2012, in line with the increase in net sales. As a percentage of net sales, cost of sales was 34.5% and 34.4% in 2013 and 2012, respectively, primarily due to an increase in demand. In 2013, the average number of frames produced daily in our facilities increased to approximately 302,000 as compared to approximately 289,200 in 2012, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 138.8 million, or 3.0%, to Euro 4,788.6 million in 2013 from Euro 4,650.1 million in 2012. As a percentage of net sales, gross profit was 65.5% and 65.6% in 2013 and 2012, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 52.9 million, or 1.4%, to Euro 3,732.9 million in 2013 from Euro 3,680.0 million in 2012. The increase was primarily due to advertising costs and royalties under the Armani license agreement, which started in 2013, and to costs associated with the new companies acquired in 2013. As a percentage of net sales, operating expenses were 51.0% in 2013 compared to 51.9% in 2012. Total adjusted operating expenses increased by Euro 64.3 million, or 1.8%, to Euro 3,723.9 million in 2013 from Euro 3,659.7 million in 2012, excluding the non-recurring expenses related to the reorganization of the newly acquired Alain Mikli business amounting to approximately Euro 9.0 million in 2013 and the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 20.3 million in 2012. As a percentage of net sales, adjusted operating expenses decreased to 50.9% in 2013 from 51.6% in 2012.

        A reconciliation of adjusted operating expenses, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2013	2012

Operating expenses	3,732.9	3,680.0
> Adjustment for Alain Mikli reorganization	(9.0)	—
> Adjustment for OPSM reorganization	—	(20.3)

Adjusted operating expenses	3,723.9	3,659.7

        Selling and advertising expenses (including royalty expenses) increased by Euro 25.7 million, or 0.9%, to Euro 2,866.3 million in 2013 from Euro 2,840.6 million in 2012. The increase was primarily due to an increase in advertising and royalty expenses and was partially offset by a decrease in selling expenses. Selling expenses decreased by Euro 28.2 million, or 1.2%. The decrease was primarily due to the weakening of the major currencies impacting the Group's operations partially offset by the new companies acquired in 2013. Advertising expenses increased by Euro 33.7 million, or 7.6%. The increase is primarily due to advertising costs incurred in connection with the roll-out of Armani and to the companies acquired in 2013. Royalties increased by Euro 20.2 million, or 16.2%. The increase was primarily due to royalties under the Armani license agreement which started in 2013. As a percentage of net sales, selling and advertising expenses were 39.2% in 2013 and 40.1% in 2012.

        Adjusted selling and advertising expenses (including royalty expenses), excluding the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 17.3 million, increased by Euro 43.0 million, or 1.5%, to Euro 2,866.3 million in 2013, as compared to Euro 2,823.3 million in 2012. As a percentage of net sales, adjusted selling and advertising expenses were 39.2% in 2013 and 39.8% in 2012.

        A reconciliation of adjusted selling and advertising expenses, a non-IFRS measure, to selling and advertising expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2013	2012

Selling and advertising expenses	2,866.3	2,840.6
> Adjustment for OPSM reorganization	—	(17.3)

Adjusted selling and advertising expenses	2,866.3	2,823.3

        General and administrative expenses, including intangible asset amortization, increased by Euro 27.3 million, or 3.2%, to Euro 866.6 million in 2013, as compared to Euro 839.4 million in 2012. The increase was mainly driven by the general and administrative expenses of the companies acquired in 2013 which account for Euro 24.7 million of this increase. As a percentage of net sales, general and administrative expenses increased to 11.9% in 2013, compared to 11.8% in 2012.

        Adjusted general and administrative expenses, including intangible asset amortization and excluding, in 2013, the non-recurring expenses related to the reorganization of the newly acquired Alain

Mikli business amounting to approximately Euro 9.0 million and, in 2012, the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 3.0 million, increased by Euro 21.2 million, or 2.5%, to Euro 857.6 million in 2013 as compared to Euro 836.4 million in 2012. As a percentage of net sales, adjusted general and administrative expenses decreased to 11.7% in 2013, compared to 11.8% in 2012.

        A reconciliation of adjusted general and administrative expenses, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2013	2012

General and administrative expenses	866.6	839.4
> Adjustment for Alain Mikli reorganization	(9.0)	—
> Adjustment for OPSM reorganization	—	(3.0)

Adjusted general and administrative expenses	857.6	836.4

        Income from Operations.    For the reasons described above, income from operations increased by Euro 85.5 million, or 8.8%, to Euro 1,055.7 million in 2013 from Euro 970.1 million in 2012. As a percentage of net sales, income from operations increased to 14.4% in 2013 from 13.7% in 2012. Adjusted income from operations increased by Euro 72.8 million, or 7.3%, to Euro 1,064.7 million in 2013 from Euro 991.8 million in 2012. As a percentage of net sales, adjusted income from operations increased to 14.6% in 2013 from 14.0% in 2012.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2013	2012

Income from operations	1,055.7	970.1
> Adjustment for Alain Mikli reorganization	9.0	—
> Adjustment for OPSM reorganization	—	21.7

Adjusted income from operations	1,064.7	991.8

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (99.3) million in 2013 as compared to Euro (125.7) million in 2012. Net interest expense was Euro 92.1 million in 2013 as compared to Euro 119.2 million in 2012. The decrease was mainly due to the early repayment of a portion of long-term debt in 2012 and 2013.

        Net Income.    Income before taxes increased by Euro 111.9 million, or 13.3%, to Euro 956.4 million in 2013 from Euro 844.4 million in 2012 for the reasons described above. As a percentage of net sales, income before taxes increased to 13.1% in 2013, from 11.9% in 2012. Adjusted income before taxes increased by Euro 99.2 million, or 11.5%, to Euro 965.4 million in 2013 from Euro 866.2 million in 2012, for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 13.2% in 2013 from 12.2% in 2012.

        A reconciliation of adjusted net income before taxes, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2013	2012

Net income before taxes	956.4	844.4
> Adjustment for Alain Mikli reorganization	9.0	—
> Adjustment for OPSM reorganization	—	21.7

Adjusted net income before taxes	965.4	866.2

        Our effective tax rate was 42.6% and 36.2% in 2013 and 2012, respectively. Included in 2013 was Euro 66.7 million for certain income taxes accrued in the period as a result of ongoing tax audits as compared with Euro 10.0 million accrued in 2012.

        Net income attributable to non-controlling interests was equal to Euro 4.2 million, in each of 2013 and 2012.

        Net income attributable to Luxottica Group stockholders increased by Euro 10.3 million, or 1.9%, to Euro 544.7 million in 2013 from Euro 534.4 million in 2012. Net income attributable to Luxottica Group stockholders as a percentage of net sales decreased to 7.4% in 2013 from 7.5% in 2012. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 57.7 million, or 10.3%, to Euro 617.3 million in 2013 from Euro 559.6 million in 2012. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.4% in 2013, from 7.9% in 2012. A reconciliation of adjusted net income attributable to Luxottica Group stockholders, a non-IFRS measure, to net income attributable to Luxottica Group stockholders, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2013	2012

Net income attributable to Luxottica Group stockholders	544.7	534.4
> Adjustment for Alain Mikli reorganization	5.9	—
> Adjustment for the cost of the tax audit relating to Luxottica S.r.l. (fiscal year 2007)	26.7	—
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007)	40.0	—
> Adjustment for OPSM reorganization	—	15.2
> Adjustment for Italian income tax audit	—	10.0
Adjusted net income attributable to Luxottica Group stockholders	617.3	559.6

        Basic earnings per share were Euro 1.15 in 2013 and in 2012. Diluted earnings per share were Euro 1.14 in 2013 and in 2012.

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

        Cost of Sales.    Cost of sales increased by Euro 219.1 million, or 9.9%, to Euro 2,436.0 million in 2012 from Euro 2,216.9 million in 2011. As a percentage of net sales, cost of sales was 34.4% and 35.6% in 2012 and 2011, respectively, primarily due to an increase in manufacturing efficiency. In 2012, the average number of frames produced daily in our facilities increased to approximately 275,500 as compared to approximately 263,300 in 2011, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 645.5 million, or 16.1%, to Euro 4,650.1 million in 2012 from Euro 4,005.6 million in 2011. As a percentage of net sales, gross profit was 65.6% and 64.4% in 2012 and 2011, respectively, due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 471.4 million, or 14.7%, to Euro 3,680.0 million in 2012 from Euro 3,208.6 million in 2011. As a percentage of net sales, operating expenses were 51.9% in 2012 compared to 51.6% in 2011. Total adjusted operating expenses increased by Euro 464.9 million, or 14.6%, to Euro 3,659.7 million in 2012 from Euro 3,194.8 million in 2011, excluding the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 20.3 million and, in 2011, non-recurring income and expenses amounting to approximately Euro 13.8 million. As a percentage of net sales, adjusted operating expenses decreased to 51.6% in 2012 from 51.3% in 2011.

        A reconciliation of adjusted operating expenses, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

Operating expenses	3,680.0	3,208.6
> Adjustment for OPSM reorganization	(20.3)	(9.6)
> Adjustment for Multiópticas Internacional extraordinary gain	—	19.0
> Adjustment for 50th anniversary celebrations	—	(12.0)
> Adjustment for restructuring costs in retail division	—	(11.2)

Adjusted operating expenses	3,659.7	3,194.8

        Selling and advertising expenses (including royalty expenses) increased by Euro 330.8 million, or 13.2%, to Euro 2,840.6 million in 2012 from Euro 2,509.8 million in 2011. Selling expenses increased by Euro 275.1 million, or 13.8%. Advertising expenses increased by Euro 37.7 million, or 9.2%. Royalties increased by Euro 18.1 million, or 17.0%. As a percentage of net sales, selling and advertising expenses were 40.1% in 2012 and 40.3% in 2011.

        Adjusted selling and advertising expenses (including royalty expenses) increased by Euro 322.1 million, or 12.9%, to Euro 2,823.3 million in 2012, as compared to Euro 2,501.2 million in 2011. Adjusted selling expenses in 2012 and 2011, excluding, respectively, the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 17.3 million and the non-recurring impairment loss related to the reorganization of the Australian retail division of approximately Euro 2.9 million, increased by Euro 260.6 million, or 13.1% to Euro 2,252.7 million from Euro 1,992.1 million in 2011. As a percentage of net sales, adjusted selling expenses were 31.8% in 2012 and 32.0% in 2011.

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

(Amounts in millions of Euro)	2012	2011

Selling and advertising expenses	2,840.6	2,509.8
> Adjustment for OPSM reorganization	(17.3)	—
> Adjustment for 50th anniversary celebrations	—	(5.7)
> Adjustment for restructuring costs in retail division	—	(2.9)

Adjusted selling and advertising expenses	2,823.3	2,501.2

        General and administrative expenses, including intangible asset amortization, increased by Euro 140.6 million, or 20.1%, to Euro 839.4 million in 2012, as compared to Euro 698.8 million in 2011. As a percentage of net sales, general and administrative expenses decreased to 11.8% in 2012, compared to 11.2% in 2011.

        Adjusted general and administrative expenses, including intangible asset amortization and excluding, in 2012, the non-recurring expenses related to the reorganization of the retail business in Australia of approximately Euro 3.0 million and, in 2011, the non-recurring income and expenses of approximately Euro 5.2 million, increased by Euro 142.7 million, or 20.6%, to Euro 836.3 million in 2012 as compared to Euro 693.6 million in 2011. As a percentage of net sales, adjusted general and administrative expenses was 11.8% in 2012 and 11.1% in 2011.

        A reconciliation of adjusted general and administrative expenses, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

General and administrative expenses	839.4	698.8
> Adjustment for OPSM reorganization	(3.0)	(9.6)
> Adjustment for Multiópticas Internacional extraordinary gain	—	19.0
> Adjustment for 50th anniversary celebrations	—	(6.3)
> Adjustment for restructuring costs in retail division	—	(8.3)

Adjusted general and administrative expenses	836.3	693.6

        Income from Operations.    For the reasons described above, income from operations increased by Euro 173.1 million, or 21.7%, to Euro 970.1 million in 2012 from Euro 797.0 million in 2011. As a percentage of net sales, income from operations increased to 13.7% in 2012 from 12.8% in 2011. Adjusted income from operations increased by Euro 181.0 million, or 22.3%, to Euro 991.8 million in 2012 from Euro 810.8 million in 2011. As a percentage of net sales, adjusted income from operations increased to 14.0% in 2012 from 13.0% in 2011.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

Income from operations	970.1	797.0
> Adjustment for OPSM reorganization	21.7	9.6
> Adjustment for Multiópticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	12.0
> Adjustment for restructuring costs in retail division	—	11.2

Adjusted income from operations	991.8	810.8

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (125.7) million in 2012 as compared to Euro (111.9) million in 2011. Net interest expense was Euro 119.2 million in 2012 as compared to Euro 108.6 million in 2011. The increase was mainly due to the acquisition of Tecnol and to a new long-term loan being executed during 2012.

        Net Income.    Income before taxes increased by Euro 159.2 million, or 23.2%, to Euro 844.4 million in 2012 from Euro 685.2 million in 2011 for the reasons described above. As a percentage of net sales, income before taxes increased to 11.9% in 2012, from 11.0% in the same period of 2011. Adjusted income before taxes increased by Euro 167.2 million, or 23.9%, to Euro 866.2 million in 2012, from Euro 699.0 million in 2011 for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 12.2% in 2012 from 10.9% in 2011.

        A reconciliation of adjusted net income before taxes, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2012	2011

Net income before taxes	844.4	685.2
> Adjustment for OPSM reorganization	21.7	9.6
> Adjustment for Multiópticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	12.0
> Adjustment for restructuring costs in retail division	—	11.2

Adjusted net income before taxes	866.2	699.0

        Our effective tax rate was 36.2% and 34.0% in 2012 and 2011, respectively.

        Net income attributable to non-controlling interests decreased to Euro 4.2 million in 2012 as compared to Euro 6.0 million in 2011.

        Net income attributable to Luxottica Group stockholders increased by Euro 88.3 million, or 20.0%, to Euro 534.4 million in 2012 from Euro 446.1 million in 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.5% in 2012 from 7.2% in 2011. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 110.2 million, or 24.5%, to Euro 559.6 million in 2012 from Euro 449.4 million in 2011. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 7.9% in 2012, from 7.2% in 2011.

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

(Amounts in millions of Euro)	2012	2011

Net income attributable to Luxottica Group stockholders	534.4	446.1
> Adjustment for OPSM reorganization	15.2	6.7
> Adjustment for Italian income tax audit	10.0	—
> Adjustment for Multiópticas Internacional extraordinary gain	—	(19.0)
> Adjustment for 50th anniversary celebrations	—	8.5
> Adjustment for restructuring costs in retail division	—	7.1
Adjusted net income attributable to Luxottica Group stockholders	559.6	449.4

        Basic earnings per share were Euro 1.15 in 2012 as compared to Euro 0.97 in 2011. Diluted earnings per share were Euro 1.14 in 2012 as compared to Euro 0.96 in 2011.

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

  (a)
  non-recurring costs in 2013 of approximately Euro 9.0 million (Euro 5.9 million net of tax) related to the reorganization of the newly acquired Alain Mikli business;

  (b)
  non-recurring costs in 2013 for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 26.7 million;

  (c)
  non-recurring accrual in 2013 for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007) of approximately Euro 40 million;

  (d)
  non-recurring costs in 2012 of approximately Euro 15.2 million and impairment loss in 2011 of approximately Euro 9.6 million related to the OPSM reorganization;

        (e)   non-recurring costs in 2012 of approximately Euro 10.0 million related to an ongoing income tax audit;

  (f)
  a non-recurring gain in 2011 of approximately Euro 19.0 million related to the acquisition of the 40% stake in Multiópticas Internacional;

  (g)
  non-recurring costs in 2011 of approximately Euro 12.0 million related to Luxottica's 50th anniversary celebrations; and

  (h)
  non-recurring restructuring and start-up costs in our retail division in 2011 of approximately Euro 11.2 million.

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

TAXES

        Our effective tax rates for the fiscal years ended December 31, 2013, 2012 and 2011, were approximately 42.6%, 36.2% and 34.1%, respectively. The effective tax rate for fiscal year 2013 includes a tax accrual of Euro 66.7 million associated with the ongoing tax audits. The effective tax rate for 2012 includes an accrual of Euro $10.0 million also related to ongoing tax audits. In future periods, we expect that our effective tax rate should return to historical levels in the 33% to 36% range. However, until all open tax years have been settled, our effective tax rate may be higher than historical levels.

LIQUIDITY AND CAPITAL RESOURCES

        Our cash and cash equivalents at December 31, 2013 totaled Euro 618.0 million, compared to Euro 790.1 million at December 31, 2012. As of December 31, 2013, Euro 468.2 million of the Group's total cash and cash equivalents was held outside of Italy. There are no significant repatriation restrictions other than local or Italian taxes associated with repatriation. While we currently do not foresee a need to repatriate funds, should we require more capital in Italy than is generated by our operations locally, we could elect to raise capital in Italy or the rest of Europe through debt or equity issuances. These alternatives could result in higher effective tax rates or increased interest expense.

Cash Flows

        Operating Activities.    The Company's net cash provided by operating activities in 2013, 2012 and 2011 was Euro 921.8 million, Euro 1,040.4 million and Euro 820.9 million, respectively.

        Depreciation and amortization were Euro 366.6 million in 2013 as compared to Euro 358.3 million in 2012 and Euro 323.9 million in 2011. The increase in depreciation and amortization in 2013 as compared to 2012 is mainly due to the increase in tangible and intangible asset purchases and to the acquisition of Alain Mikli. The increase in depreciation and amortization in 2012, as compared to 2011, is mainly due to the increase in tangible and intangible asset purchases; the acquisitions of Tecnol and Sun Planet concluded in 2012 of approximately Euro 3.1 million; and to the strengthening of the Euro as compared to other currencies of approximately Euro 20.8 million.

        Non-cash stock-based compensation expense was Euro 28.1 million in 2013 as compared to Euro 41.4 million in 2012 and Euro 44.5 million in 2011. The decrease in 2013 as compared to 2012 was mainly due to higher expenses related to incentive plan awards granted in previous years that vested in 2012. The decrease in 2012 as compared to 2011 was mainly due to a non-recurring expense from the gift of treasury shares as part of the Group's 50th anniversary celebration recorded in 2011, partially offset by the higher expense related to awards under new incentive awards granted in 2012.

        The change in accounts receivable was Euro (16.8) million in 2013 as compared to (34.6) million in 2012 and Euro (16.4) million in 2011. The change was primarily due to the higher volume of sales partially offset by an improvement in collections during 2013 as compared to 2012. The change in 2012 as compared to 2011 was primarily due to an increase in sales volume, partially offset by an improvement in the DSO ratio (days of sales outstanding). The inventory change was Euro 11.8 million in 2013 as compared to Euro (80.5) million in 2012 and Euro (30.5) million in 2011. The change in 2013 as compared to 2012 was due to higher inventory stock level in 2012 due to the SAP implementation in the Italian manufacturing plants. The change in 2012 as compared to 2011 was driven by an increase in inventory stock for the Wholesale Division to prepare for the SAP roll-out in the Italian manufacturing plants in early 2013. The change in other assets and liabilities was Euro (30.4) million in 2013 as compared to Euro 51.3 million in 2012 and Euro (3.9) million in 2011. The change in 2013 as compared to 2012 was primarily driven by the decrease in the liability to employees in the retail division in North America due to the timing in payment of salaries to store personnel and a decrease in bonus accruals. The change in 2012 as compared to 2011 was mainly due to the increase in liabilities to employees (Euro 18.4 million) in the retail division in North America due to the timing in payment of salaries to store personnel. The change in accounts payable was Euro 12.5 million in 2013 as compared to Euro 61.5 million in 2012 and Euro 51.1million in 2011. The change in 2013 as compared to 2012 was primarily due to favorable payment terms and conditions negotiated during 2012. The change in 2012 as compared to 2011 was mainly due to extended payment terms with vendors partially offset by the growth in our business. Income tax payments in 2013 were Euro 427.9 million as compared to Euro 265.7 million in 2012 and Euro 228.2 million in 2011. The increase in income tax payments in 2013 as compared to 2012 was related to the timing of our tax payments related to certain Italian and U.S. subsidiaries in the amount of Euro 103.3 million and 27.1 million, respectively, and the payment of Euro 38.0 million in the last quarter of 2013 related to the tax audit of Luxottica S.r.l. The increase in income tax payments in 2012 compared to 2011 was primarily attributable to the timing of our tax payments in different tax jurisdictions. Interest paid was Euro 94.5 million in 2013 as compared to Euro 120.8 million in 2012 and Euro 122.5 million in 2011. The change in 2013 as compared to 2012 was mainly due to repayment of long-term debt.

        Investing Activities.    The Company's net cash used in investing activities was Euro 479.8 million, Euro 478.3 million and Euro 459.9 million in 2013, 2012 and 2011, respectively. The primary investment activities in 2013 were related to (i) the acquisition of tangible assets for Euro 274.1 million, (ii) the acquisition of intangible assets for Euro 101.1 million, primarily related to IT infrastructure, (iii) the acquisition of Alain Mikli for Euro 71.9 million and (iv) the acquisition of 36.33% of the share capital of Salmoiraghi & Viganò for Euro 45.0 million. The primary investment activities in 2012 were related to (i) the acquisition of tangible assets for Euro 261.5 million, (ii) the acquisition of intangible assets for Euro 117.0 million, mainly due to the implementation of new IT infrastructure, (iii) the acquisition of Tecnol for Euro 66.4 million, (iv) the acquisition of Sun Planet for Euro 21.9 million and (v) other minor acquisitions for Euro 11.4 million. The primary investing activities in 2011 were related to (i) the acquisition of tangible assets for Euro 228.6 million, (ii) the acquisition of 60% of Multiópticas Internacional for Euro 89.8 million, (iii) the acquisition of two retail chains in Mexico for Euro 19.0 million, (iv) the acquisition of a retail chain in Australia for Euro 6.5 million, (v) other minor acquisitions for Euro 8.3 million and (vi) the acquisition of intangible assets for the improvement of Group IT infrastructure for Euro 107.6 million.

        Our capital expenditures were Euro 369.7 million in 2013 as compared to Euro 365.0 million (excluding capital leases of Euro 7.9 million) in 2012 and Euro 307.5 million in 2011, primarily related to investments in IT infrastructure in 2013, 2012 and 2011, and in each year investments in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail division. Capital expenditures were Euro 81.0 million in the three-month period ended March 31, 2014. It is our expectation that 2014 net capital expenditures will be approximately Euro 400.0 million, excluding investments for acquisitions. The Company expects to fund future capital expenditures from currently available borrowing capacity and available cash.

        Net cash provided by disposals of property, plant and equipment was insignificant in 2013, 2012 and 2011. Investments in equity investees resulted in cash used of Euro 45.0 million in 2013, Euro 0.0 million in 2012 and Euro 0.0 million in 2011.

        Financing Activities.    The Company's net cash used in financing activities was Euro 568.8 million, Euro 668.4 million and Euro 164.4 million in 2013, 2012 and 2011, respectively. Cash used in financing activities in 2013 mainly related to repayment of maturing outstanding debt of Euro 327.1 million and aggregate dividend payments to stockholders of Euro 273.7 million, which were partially offset by cash proceeds from the exercise of stock options totaling Euro 75.3 million. Cash used in financing activities in 2012 mainly related to proceeds received from the issuance of bonds for Euro 500.0 million, offset by the repayment of maturing outstanding debt of Euro 935.2 million and aggregate dividend payments to stockholders of Euro 227.4 million. Cash used in financing activities in 2011 mainly related to the maturing of long-term loans for Euro 250.6 million, repayment of maturing outstanding debt of Euro 230.4 million and aggregate dividend payments to stockholders of Euro 206.6 million.

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

        Our long-term credit facilities contain certain financial covenants including ratios of Net Financial Position (as defined in the agreements) to EBITDA (earnings before interest, taxes, depreciation and amortization as defined in the agreements) and EBITDA to net financial charges (as defined in the agreements). As of December 31, 2013 and December 31, 2012, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur, such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

        The financial and operating covenants included in the above long-term debt are as follows (such terms are defined in our applicable debt agreements):

  1.
  consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA; and

  2.
  consolidated EBITDA shall not be less than five times the Consolidated Net Financial Charges.

        Our total indebtedness was Euro 2,034.5 million as of December 31, 2013. Available additional borrowings under credit facilities as of such date were Euro 1,242.6 million of which Euro 500.0 million were committed credit lines.

        The Group has credit ratings assigned by Standard & Poor's of "A-" and "A-2" for its long-term and short-term debt, respectively; the outlook was stable as of April 15, 2014. The long-term rating was upgraded from "BBB+" on January 20, 2014.

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

Our Credit Facilities

  The Amended Euro 1,130 Million and U.S. $325 Million Credit Facility and Related Interest Rate Swaps

        On June 3, 2004, we and our subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available Tranche C borrowings to Euro 725 million, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which was to be used for general corporate purposes, including the refinancing of our existing debt as it matured. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole. Amounts borrowed under Tranche B were paid prior to maturity on January 22, 2013. Tranche C was a revolving credit facility of Euro 725 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C matured in March 2013. We cancelled Tranche C effective April 17, 2012. We were able to select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and accruing on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20% and 0.40% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on December 31, 2012 was 0.409% for Tranche B. As of December 31, 2012, Euro 45.7 million was borrowed under this credit facility. For additional information, see Note 21 to our Consolidated Financial Statements included in Item 18 of this Form 20-F. During the third quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325 million with various banks ("Tranche B Swaps"). These swaps expired on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchanged the floating rate of LIBOR for an average fixed rate of 4.63% per annum.

  The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps

        To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. We exercised the first option to extend the final maturity of this facility by one year to October 12, 2013. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million. We borrowed U.S. $500 million under Facility E. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. This facility was paid-off on September 12, 2013.

        The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group's ratio of debt to EBITDA. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.20%. Tranche E borrowings were fully repaid in advance on July 14, 2012 and October 15, 2012. Tranche D borrowings were fully repaid in advance on September 12, 2013.

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

  The Euro 250 Million Revolving Credit Facility and Related Interest Rate Swaps

        On May 29, 2008, we entered into a Euro 250 million revolving credit facility agreement, guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A. as agent and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A. as lenders. The credit facility required repayment of equal quarterly installments of principal of Euro 30 million, which started August 29, 2011, and a last repayment of Euro 40 million on the final maturity date. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 0.40% and 0.60% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. This credit facility was fully repaid at maturity on May 29, 2013.

        In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, which started on August 29, 2011. The Intesa Swaps expired on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR (as defined in the agreement) for an average fixed rate of 2.25% per annum.

  The Euro 300 Million Club Deal

        On November 11, 2009, we entered into a Euro 300 million Term Facility Agreement, guaranteed by our subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75% and 3.00% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, we renegotiated this facility, extending the maturity for a further two years. The new expiration date is November 30, 2014. Interest currently accrues at EURIBOR plus a margin between 1.00% and 2.25%, as defined in the amendment (1.147% as of December 31, 2013). As of December 31, 2013, Euro 300 million was borrowed under this credit facility.

  The Euro 500 Million Multicurrency Revolving Credit Facility

        On April 17, 2012, we and our subsidiary, U.S. Holdings, entered into a multicurrency (Euro/U.S. dollars) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars). Amounts borrowed may be repaid and re-borrowed with all outstanding balances maturing on April 10, 2017. We can select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar denominated loans based on the corresponding LIBOR rate and a premium of 0.35% per annum, both plus a margin between 1.30% and 2.25% based on the "Consolidated Net Debt to Consolidated EBITDA" ratio as defined in the agreement. As of December 31, 2013, the line was undrawn.

        On March 5, 2014, we and our subsidiary, U.S. Holdings, entered into an amendment to the existing multicurrency (Euro/U.S. dollars) revolving credit facility in order to, among other things, extend the term of the agreement and modify the applicable interest rates. Under the amended agreement, amounts borrowed may be repaid and re-borrowed with all outstanding balances maturing on April 10, 2019. We can select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin of between 0.65% and 1.50% based on the Company's long-term senior unsecured debt credit rating issued by Standard & Poor's.

Our Other Debt Financings

  The U.S. $275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275 million of senior unsecured guaranteed notes, issued in three series ("Series A," "Series B" and "Series C"). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes matured on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrued at 5.96% per annum, interest on the Series B Notes accrues at 6.42% per annum and interest on the Series C Notes accrues at 6.77% per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2013. The proceeds from the Notes were used to repay a portion of the bridge loan facility that expired on July 1, 2008.

  The U.S. $175 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series ("Series D," "Series E" and "Series F"). The aggregate principal amount of each of the Series D and Series E Notes is U.S. $50 million and the aggregate principal amount of the Series F Notes is U.S. $75 million. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19% per annum, interest on the Series E Notes accrues at 5.75% per annum and interest on the Series F Notes accrues at 5.39% per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2013. The proceeds from the Notes were used for general corporate purposes.

  The Euro 100 Million Senior Unsecured Guaranteed Notes

        On September 30, 2010, we closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series ("Series G" and "Series H"). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75% per annum and interest on the Series H Notes accrues at 4.25% per annum. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2013. The proceeds from the Notes, received on September 30, 2010, were used for general corporate purposes.

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2015)

        On November 10, 2010, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due November 10, 2015. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0557635777. Interest on the Notes accrues at 4.00% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The Notes can be prepaid at our option under certain circumstances. The proceeds from the Notes were used for general corporate purposes. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2013.

  The U.S. $350 Million Senior Unsecured Guaranteed Notes

        On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million senior unsecured guaranteed notes ("Series I"). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35% per annum. The proceeds from the Notes, received on December 15, 2011, were used for general corporate purposes and to refinance existing term debt. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2013.

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

  The Euro 2 Billion Euro Medium Term Note Programme

        On April 29, 2013, our Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are expected to be listed on the Luxembourg Stock Exchange.

    Euro 500 Million Euro Medium Term Notes (Due 2024)

            On February 10, 2014, we completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 under the Group's Euro Medium Term Note Programme. Interest on the notes accrues at 2.625% per annum. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The proceeds from the Notes were used for general corporate purposes and to refinance existing term debt. The Notes contain certain operating covenants. We were in compliance with those covenants as of April 15, 2014.

Outstanding Standby Letters of Credit

        Certain U.S. subsidiaries have obtained various standby and trade letters of credit from banks that aggregated Euro 36.9 million and Euro 23.0 million as of December 31, 2013 and 2012, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Concentration of Credit Risk

        Financial instruments which potentially expose us to concentration of credit risk consist primarily of cash, investments and accounts receivable. We attempt to limit our credit risk associated with cash equivalents by placing our cash balances and investments with highly-rated banks and financial institutions. However, at any time, amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, we limit our credit risk by performing ongoing credit evaluations, and certain customers may be required to post security in the form of letters of credit. As of December 31, 2013 and 2012, no single customer's balance comprised 10% or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2013 and 2012, was approximately Euro 23.6 million and Euro 28.1 million, respectively, due from the host stores of our retail Licensed Brands. These receivables represent cash proceeds from sales deposited into the host stores' bank accounts, which are subsequently forwarded to us on a weekly or monthly basis depending on our contract with the particular host store and are based on short-term contract arrangements.

Our Working Capital

        Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
(Amounts in millions of Euro)	2013	2012	2011

Current Assets	2,236.0	2,426.9	2,453.7
Current Liabilities	(1,700.4)	(1,805.0)	(1,927.5)

Working Capital	535.6	621.9	526.2

        The decrease in working capital in 2013 as compared to 2012 is mainly attributable to a decrease in commercial receivables and inventory. The increase in working capital in 2012 as compared to 2011 is mainly attributable to a decrease in the current portion of outstanding long-term debt.

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

        The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases, minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2013. The table does not include pension liabilities or liabilities for uncertain tax payments. We cannot make a reasonable and reliable estimate of when or if the uncertain tax payments will be made. Our pension plans are discussed in Note 22 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

	Payments Due by Period
Contractual Obligations (Amounts in millions of Euro)	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Long-Term Debt and Current Maturities(1)(2)	335.0	613.6	191.5	894.4	2,034.5
Interest Payments(3)	90.0	146.6	108.7	76.8	422.1
Operating Leases	290.4	450.9	261.6	222.6	1,225.5
Minimum Royalty Arrangements(4)	99.6	159.5	116.3	161.5	536.9
Long-Term Purchase Commitments(5)	24.9	20.1	16.1	12.4	73.5
Endorsement Contracts(6)	12.0	13.8	3.7	0.4	29.8
Other Commitments(7)	10.1	6.6	0.1	—	16.8

Total	862.0	1,411.1	698.0	1,368.1	4,339.2

(1)
As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2013 and expect to be in compliance for the foreseeable future.

(2)
The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 3.8 million (less than one year) and Euro 21.8 million (one to three years).

(3)
These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2013 and assume that we make all scheduled principal payments as they mature.

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

        At December 31, 2013, we had available funds of approximately Euro 742.6 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. For additional information, see Note 15 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The Board of Directors of Luxottica Group S.p.A. was appointed at the Stockholders' Meeting held on April 27, 2012. It currently consists of 12 members following the resignation of Mr. Sergio Erede on March 13, 2014.

        The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2014.

        Set forth below is certain information regarding the directors and senior management of Luxottica Group S.p.A.:

Name	Age	Senior Manager or Director(1) Since	Position

Leonardo Del Vecchio	78	1961	Chairman of the Board of Directors
Luigi Francavilla	76	1968/1985	Deputy Chairman
Andrea Guerra	48	2004	Chief Executive Officer and Director
Roger Abravanel	67	2006	Director
Mario Cattaneo	83	2003	Director
Enrico Cavatorta	52	1999/2003	Chief Financial Officer, General Manager—Central Corporate Functions and Director
Claudio Costamagna	58	2006	Director
Claudio Del Vecchio	57	1978/1986	Director
Elisabetta Magistretti	66	2012	Director
Marco Mangiagalli	65	2009	Director
Anna Puccio	50	2012	Director
Marco Reboa	58	2009	Director
Paolo Alberti	51	2009	Executive V.P., Wholesale
Colin Baden	52	1999	President and CEO Oakley
Chris Beer	48	2003	Chief Operating Officer, Luxottica Optical Retail Australasia and Greater China
Michael A. Boxer	52	1993	Executive V.P. and Group General Counsel
Nicola Brandolese	42	2012	President of Retail Optical Americas
Fabio d'Angelantonio	44	2005	Chief Marketing Officer and Group Retail Luxury and Sun Director
Paola De Martini	51	2005	Group Tax and Italian Corporate Affairs Director
Stefano Grassi	40	2007	Group Controlling & Forecasting Director
John Haugh	51	2011	Executive V.P., Sunglass Hut North America
Antonio Miyakawa	47	1993	Executive V.P., Marketing, Style & Product
Mario Pacifico	51	2003	Group Shared Services and Corporate Reporting Director
Nicola Pelà	51	2005	Group Human Resources Director
Paolo Pezzutto	47	2000	Group Commercial Service Strategy & Planning Director and Italian Wholesale Regional Director
Carlo Privitera	44	2005	General Manager Glasses.com
Lukas Reucker	48	2009	General Manager Luxottica Vision Care
Alessandra Senici	46	2000	Group Investor Relations Director
Massimo Vian	41	2005	Group Chief Operations Officer

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

        All information disclosed below regarding compensation, shareholdings and incentive plans also include Mr. Sergio Erede, who held the office for the entire year, and two senior managers, each of whom held office for part of 2013.

        Executive officers serve at the discretion of the Board of Directors. Messrs. Cattaneo, Abravanel, Costamagna, Claudio Del Vecchio, Mangiagalli and Reboa and Mses. Magistretti and Puccio are all non-executive directors. In addition, Mses. Magistretti and Puccio and Messrs. Cattaneo, Abravanel, Costamagna, Mangiagalli and Reboa are also independent directors under Italian law.

        Pursuant to Italian law and our By-laws, a list for the appointment of the Board of Directors can be presented only by stockholders who hold the minimum percentage of the share capital established annually by Consob. For 2012, the year in which the current Board of Directors was appointed, the percentage established by Consob for Luxottica was equal to 1%. For 2014, the percentage established by Consob for Luxottica is equal to 0.5%.

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

        Pursuant to the Italian Code of Corporate Governance, issued by Borsa Italiana, we also maintain a Human Resources Committee, elected from the members of the Board of Directors. The Human Resources Committee has verification, advisory and proposal making functions, including, among others, (i) proposing to the Board of Directors the Group remuneration policy, (ii) recommending to the Board of Directors the remuneration payable to the Company's Directors with additional responsibilities, determining the remuneration criteria for senior management of the Company and of the entire Group and making proposals to the Board of Directors regarding the remuneration of senior management based on such criteria and (iii) reviewing the Luxottica Group employees' incentive plans and making proposals to the Board of Directors regarding the beneficiaries of the plans. Effective as of April 27, 2012, the members of the Human Resources Committee are independent directors Claudio Costamagna, who acts as Chairman, Roger Abravanel and Anna Puccio. The term of the Human Resources Committee is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

        We also have a Control and Risk Committee, which is composed of independent directors. The Control and Risk Committee is responsible for performing investigations, providing advice and submitting proposals to the Board of Directors. In particular, the Control and Risk Committee (i) assists the Board of Directors in the execution of its internal control tasks and mandates, (ii) evaluates the planned initiatives and projects of the Internal Auditing function, (iii) reviews and assesses the regular reports issued by the Internal Auditing function, (iv) assesses, together with the manager responsible for the preparation of the Company's accounting records and the managers and the auditors, the proper use and application of accounting principles, (v) assesses the results of the activities performed by the Internal Auditing function, (vi) expresses opinions concerning the identification and management of corporate risks and (vii) expresses opinions concerning the planning, implementation and management of the internal control system.

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

        A short biography of each of our Directors and executive officers is set forth below:

        Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Board since the Group was formed in 1961. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999, he received a Master "honoris causa" in International Business from MIB-Management School in Trieste. In 2002, he received an honorary degree in Managerial Engineering from the University of Udine and, in March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Furthermore, in December 2012, Mr. Del Vecchio received from CUOA Foundation a master "honoris causa" in Business Administration. Mr. Del Vecchio is also a director of Beni Stabili S.p.A. SIIQ and GiVi Holding S.p.A., Vice Chairman of Foncière des Régions S.A. and a director of Delfin S.à r.l., Aterno S.a.r.l. and Kairos Julius Baer SIM.

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

        Roger Abravanel has been a Director since 2006. He worked at McKinsey & Company from 1972 until June 2006. Mr. Abravanel is also involved in international consulting projects, advising on strategic, organizational and operational development issues. He graduated with a degree in Engineering from the Politecnico di Milano and received a Masters in Business Administration from INSEAD in Fontainebleau (with High Distinctions). He is the author of several studies and articles on business organization. He is a member of the Board of Directors of Teva Pharmaceutical Industries LTD, Banca Nazionale del Lavoro S.p.A., Admiral Group Plc., Coesia S.p.A. and Esselunga S.p.A.

        Mario Cattaneo has been a Director since 2003. He is emeritus professor of Corporate Finance at the Catholic University of Milan. He was a director of Eni S.p.A. from 1998 until 2005 and of Unicredito from 1999 until 2005 and Statutory Auditor of the Bank of Italy from 1991 until 1999. He is a member of the Board of Directors of Salini Impregilo S.p.A. and Bracco S.p.A. He is an auditor of Michelin Italiana Sami S.p.A..

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

        Claudio Costamagna has been a Director since 2006. Mr. Costamagna holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs where he served for many years as Chairman of the Investment Banking division for Europe, the Middle East and Africa. He is currently Chairman of "CC e Soci S.r.l.", a financial advisory boutique he founded, and a member of the International Advisory Board of the Bocconi University and Virgin Group. Mr. Costamagna is Chairman of Salini Impregilo S.p.A. and AAA S.A.. He is also director of FTI Consulting Inc. and Virgin Group Holding Limited.

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

        Anna Puccio became a Director of Luxottica Group S.p.A. on April 27, 2012. Ms. Puccio graduated from the Venice University Ca' Foscari with a degree in Business Administration and holds a post-graduate degree in International Business from CUOA Business School. She started her career at Microsoft Corp. in the United States in 1987. Thereafter, from 1990 to 2001, Ms. Puccio worked for Procter & Gamble Corp. in various countries, including Italy, Germany, the United Kingdom and Switzerland and, most recently, as Marketing Director Europe in its Beauty Care Business Unit. From 2001 to 2004, she was Chief Executive Officer of Zed-TeliaSonera Italy and, from 2005 to 2006, Chief Executive Officer of Sony Ericsson Italy. From 2008 to 2009, Ms. Puccio was Senior Strategy Advisor for Accenture Mobility Operative Services. From 2006 to 2012, she was a member of the Board of Directors of Buongiorno S.p.A. Since 2010, Ms. Puccio has been the Group Managing Director of CGM, National Group of Social Enterprises. In February 2014, Ms. Puccio was appointed as Company Secretary and a member of the Board of Directors of Fondazione Italiana Accenture.

        Marco Reboa became a Director on April 29, 2009. Mr. Reboa received a degree in Business Economics from Universita Commerciale L. Bocconi in Milan, Italy in 1978. He has been registered in the Register of Chartered Accountants of Milan since 1982 and he is an auditor pursuant to Ministerial Decree since 1995. He is currently a professor at the Faculty of Law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy and works in private practice in Milan, specializing in extraordinary financial transactions. Mr. Reboa has published books and articles on financial statements, economic appraisals and corporate governance. He is editor-in-chief of the Magazine of Chartered Accountants. Mr. Reboa was the Chairman of the Luxottica Group S.p.A. Board of Statutory Auditors from June 14, 2006 until April 29, 2009. He is a member of the Board of Directors of Interpump Group S.p.A., Carraro S.p.A. and Chairman of the Board of Auditors of Indesit Company S.p.A.

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

        Nicola Brandolese became President of Retail Optical Americas in January 2014. He joined Luxottica in 2012 as Group Business Development Director and Chief Digital Officer. Before joining Luxottica, from 2003 to 2012, Mr. Brandolese spent nine years with News Corporation, where he led marketing, sales and product management as Executive Vice President of Sky. Between 1997 and 2003, Mr. Brandolese served as Project Leader with The Boston Consulting Group and as Director of Sales and Business Strategy at Sapient Corporation. Prior to working in management consulting, Mr. Brandolese led Purchasing and Logistics at Erikstone OY AB in Finland. Mr. Brandolese holds a Master's degree in Engineering from the Polytechnic University of Milan and a BEP degree from Boston's Babson College.

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

        Paola De Martini joined Luxottica in 2005 as Group Tax Director and became Group Tax & Italian Corporate Affairs Director in 2011. Prior to joining Luxottica, from 1999 she was Tax, Legal and Corporate Affairs Director at Grimaldi. In 1996 she became Group Tax and Corporate Affairs Director of Bulgari, after working as a consultant for Studio Uckmar beginning in 1986. After graduating with a law degree from the University of Genoa, Ms. De Martini completed a Master's in International Business Law at the London School of Economics and a Ph.D. in International and Comparative Tax Law at the University of Genoa. In January 2014, Ms. De Martini was appointed as a member of the management board of Banca Popolare di Milano Società Cooperativa a r.l.

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

        Paolo Pezzutto joined Luxottica in 2000 as Trade Marketing Manager, and since 2010 he has been the Group Commercial Service Strategy & Planning Director. In 2013, he was also appointed to lead Wholesale for the Italian region. After two years of experience in Sana Progetti as an interior designer for hotels and yachts, from 1989 until 2000 he worked for Campari Group as a manager in different sales and merchandising areas. Mr. Pezzuto is a graduate of the PSM SDA Bocconi and holds a technical diploma from ITG Quarenghi in Bergamo.

        Carlo Privitera became General Manager of the Glasses.com in 2014. Prior to this role, he was COO Retail Business Services and Distribution North America. Mr. Privitera joined Luxottica in 2005 as Group Industrial Supply Chain Director. From January 2008 to November 2010, he was the Chief Information Technology Officer. From December 2001 to February 2005, Mr. Privitera served in various capacities, including Supply Chain Management for Alfa Romeo and Production Control & Logistics for Fiat Auto subsidiaries. From 1996 to 2001, he served as Senior Manager in Efeso Consulenze. Mr. Privitera has a bachelor's degree in Engineering from the Politecnico in Milan.

        Lukas Ruecker became General Manager of Luxottica Vision Care in 2013, with responsibility for leading EyeMed and optical partnerships, which includes optical industry relations and products. He joined Luxottica in 2009 as Senior Vice President of Strategy and Business Development for Luxottica Retail North America Inc. Prior to joining Luxottica, Mr. Ruecker held various positions at Staples, the office products company. During his last three years at Staples, he served as Vice President of Emerging Markets. Before that, he was Chief Operating Officer for Delta Search Labs, a supercomputing think tank, and Associate Principal for McKinsey & Company, a management consulting firm. Mr. Ruecker received a degree from the Massachusetts Institute of Technology.

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

        Massimo Vian took on leadership of the Company's Zero Waste initiative in September 2013. He became Group Chief Operations Director in July 2010. From January 2007 until 2010, he was Asia Operations Director. Prior to 2007, he was responsible for the Group's manufacturing and engineering. Prior to joining Luxottica, he held various assignments at Momo S.r.l. Mr. Vian holds a degree in Management Engineering from the University of Padova.

COMPENSATION

        Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2013 (amounts in Euros).

Compensation paid to directors, general managers, auditors and senior managers

								Variable non-equity compensation
													Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non cash benefits	Other compensation	Total

Leonardo Del Vecchio	Chairman of the Board	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				1,285,000	(1)							1,285,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				1,285,000								1,285,000
Luigi Francavilla	Vice Chairman	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				143,002	(2)							143,002
(II) Compensation paid by subsidiary or affiliate companies				657,060								657,060
(III) Total				800,062								800,062
Andrea Guerra	CEO	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				2,507,159	(3)			1,944,179		21,103	5,102	4,477,543	2,076,594
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				2,507,159				1,944,179		21,103	5,102	4,477,543	2,076,594
Roger Abravanel	Director	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(4)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		25,000						110,000
Mario Cattaneo	Director	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		30,000	(5)					115,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		30,000						115,000
Enrico Cavatorta	Director-General Manager	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				776,324	(6)			602,600		10,246	12,103	1,401,273	965,425
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				776,324				602,600		10,246	12,103	1,401,273	965,425
Claudio Costamagna	Director	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		30,000	(7)					115,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		30,000						115,000
Claudio Del Vecchio	Director	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000								85,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000								85,000
Sergio Erede	Director	January 1, 2013 - December 31, 2013	(**)
(I) Compensation paid by the Company				85,000								85,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000								85,000
Elisabetta Magistretti	Director	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(8)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		25,000						110,000
Marco Mangiagalli	Director	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(8)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		25,000						110,000
Anna Puccio	Director	January 1, 2013 - December 31, 2012	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(4)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		25,000						110,000
Marco Reboa	Director	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(8)					110,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				85,000		25,000						110,000

							Variable non-equity compensation
												Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation	Bonus and other incentives	Profit participation	Non cash benefits	Other compensation	Total

Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				105,000							105,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				105,000							105,000
Alberto Giussani	Auditor	January 1, 2013 - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				70,000							70,000
Barbara Tadolini	Auditor	January 1, 2013, - December 31, 2013	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000							70,000
(II) Compensation paid by subsidiary or affiliate companies				18,000	(9)						18,000
(III) Total				88,000							88,000
Senior Managers (Aggregate compensation of 11 executives with strategic responsibilities of the Company)
(I) Compensation paid by the Company				4,625,902			2,453,400		164,852	178,003	7,422,157	4,640,747
(II) Compensation paid by subsidiary or affiliate companies
(III) Total				4,625,902			2,453,400		164,852	178,003	7,422,157	4,640,747
Senior Managers (Aggregate compensation of 8 executives with strategic responsibilities employed by subsidiary companies)
(I) Compensation paid by the Company				223,340			180,700		4,316	7,217	415,573	335,009
(II) Compensation paid by subsidiary or affiliate companies				3,263,347			1,993,180		58,242	2,461	5,317,230	3,608,350
(III) Total				3,486,687			2,173,880		62,558	9,678	5,732,803	3,943,359

(1)
Euro 85,000 paid as a Director; Euro 1,200,000 paid as Chairman

(2)
Euro 85,000 paid as a Director; Euro 58,002 paid as Vice Chairman

(3)
Euro 85,000 paid as a Director; Euro 818,802 paid as CEO and Euro 1,603,357 paid as an employee

(4)
Compensation paid as member of the Human Resources Committee

(5)
Compensation paid as Chairman of the Control and Risk Committee

(6)
Euro 85,000 paid as a Director; Euro 691,324 paid as an employee

(7)
Compensation paid as Chairman of the Human Resources Committee

(8)
Compensation paid as a member of the Control and Risk Committee

(9)
Compensation paid for the position as statutory auditor of Salmoiraghi & Viganò S.p.A.

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period

**
Resigned on March 13, 2014 as a Director of Luxottica Group S.p.A.

        Aggregate compensation paid by us to our senior management (who are not directors) as a group (19 people) was approximately Euro 25 million in 2013, of which approximately Euro 3.5 million represented provision for termination indemnities and social security charges required by Italian law. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2010 to 2012 set forth in the 2010 Performance Share Plan, on February 28, 2013, the Board of Directors assigned 221,500 Luxottica Group shares to members of this group. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2011 to 2013 set forth in the 2011 Performance Share Plan, on February 27, 2014, the Board of Directors assigned 220,500 Luxottica Group shares to members of this group. The aggregate amount set aside or accrued during the year ended December 31, 2013 to provide pension and retirement benefits for our directors who are also members of our management was Euro 2.0 million. Our directors who are not members of management do not receive such benefits.

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

EMPLOYEES

        As of December 31, 2013, we employed approximately 73,400 employees worldwide, of whom approximately 42,400 were employed in the United States and Canada, approximately 15,600 were employed in Asia-Pacific, approximately 10,000 were employed in Europe, approximately 4,900 were employed in Latin America and approximately 500 were employed in the Middle East and South Africa. As of such date, approximately 26,000 were employed in our manufacturing and wholesale segment, approximately 47,000 were employed in our retail segment and approximately 400 were employed in our corporate offices. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those employees of Luxottica Retail N.A. subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

        Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 7,750 of our employees. This agreement was renewed in 2013 resulting in an average wage increase rate of approximately 2% per year. In addition to the national collective bargaining agreement for workers, we typically enter into separate local contracts with labor unions representing our employees. In October 2011, we renewed a local agreement with optical workers, supplementing the terms of the national textile contract. The new agreement provided for new profitability targets for employee variable wages.

        Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2013, we had established a reserve of Euro 38.1 million for such severance payments, which is reflected in our Consolidated Financial Statements.

        Luxottica Retail N.A. is currently a party to three collective bargaining agreements. Luxottica Retail N.A.'s collective bargaining agreement with Local 108, Retail, Wholesale and Department store union covers approximately 24 employees holding the positions of Lab Associate and Sales Associate. As of December 31, 2013, Luxottica Retail N.A.'s collective bargaining agreement with Local 4,100 Communications Workers of America covered approximately 78 Pearle Vision and LensCrafters employees holding the positions of Lab Associate, Certified Technician, EyeCare Advisor, EyeWear Consultant, Optician, Production Technician and Sales Associate. One store covered under the Local 4,100 collective bargaining agreement closed on February 28, 2014. This closure will result in the elimination of four positions covered by the collective bargaining agreement. Luxottica Retail N.A. is also a party to a collective bargaining agreement with Local 888, United Food and Commercial Workers. No employees are currently covered by this agreement. This agreement expired as of December 31, 2012 but Luxottica Retail N.A. is currently operating under the terms of the prior collective bargaining agreement.

SHARE OWNERSHIP

        Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of April 15, 2014, by each of our directors and executive officers who beneficially own in excess of 1% of our outstanding ordinary shares.

Stockholder	Issuer	Shares owned as of April 15, 2014		Percentage Ownership

Leonardo Del Vecchio	Luxottica Group S.p.A.	294,036,525	(1)	61.51%

(1)
293,274,025 shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 487,500 shares are held by his wife.

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

Share ownership of directors, auditors and senior managers

NAME	OFFICE	COMPANY'S SHARES	SHARES HELD AS OF DECEMBER 31, 2012		SHARES BOUGHT DURING 2013		SHARES SOLD DURING 2013		SHARES HELD AS OF DECEMBER 31, 2013

Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	292,760,339	(1)	4,150,686	(1bis)	3,100,000	(1ter)	293,811,025	(1quarter)
Luigi Francavilla	Vice Chairman	Luxottica Group S.p.A.	4,036,000	(2)	750,000	(2bis)	1,421,200		3,364,800	(2ter)
Andrea Guerra	Chief Executive Officer	Luxottica Group S.p.A.	205,000		2,090,000	(3)	1,525,000		770,000
Enrico Cavatorta	Director–General Manager	Luxottica Group S.p.A.	45		436,000	(4)	436,000		45
Claudio Del Vecchio	Director	Luxottica Group S.p.A.	3,310,000	(5)	—		—		3,310,000
Executives with strategic responsibilities employed by the Company (aggregate amount held by 11 executives with strategic responsibilities)		Luxottica Group S.p.A.	17,780		562,000	(6)	576,500		3,280
Executives with strategic responsibilities employed by subsidiary companies (aggregate amount held by 8 executives with strategic responsibilities)		Luxottica Group S.p.A.	49,313		245,000	(7)	231,525		62,788

(1)	292,035,339 shares held through Delfin S.à r.l., a company controlled by Leonardo Del Vecchio, who holds 98.328% of the share capital in usufruct with voting rights and owns directly the remaining 1.672%. In addition, 275,000 ADRs and 450,000 shares were held by his wife, Nicoletta Zampillo.
(1bis)	4,113,186 shares bought by Delfin S.à r.l. and 37,500 shares bought by his wife, Nicoletta Zampillo.
(1ter)	Shares sold under the Delfin incentive plan, in which certain members of senior management participate.
(1quarter)	293,048,525 shares held by Delfin S.à r.l.; 275,000 ADRs and 487,500 shares held by his wife, Nicoletta Zampillo.
(2)	601,100 shares owned by Luigi Francavilla; 70,100 owned by his wife, Elisabeth Engler; 3,364,800 held in usufruct with his wife.
(2bis)	Shares bought following the exercise of stock options.
(2ter)	Shares held in usufruct with his wife, Elisabeth Engler.
(3)	2,000,000 shares bought under the Delfin plan; 90,000 shares granted under the PSP Plan 2010.
(4)	400,000 shares bought under the Delfin plan; 36,000 shares granted under the PSP Plan 2010.
(5)	40,000 shares represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation; 142,000 shares held by a trust constituted for the benefit of his minor children.
(6)	117,000 shares granted under the PSP Plan 2010 and 445,000 bought following the exercise of stock options.
(7)	94,500 shares granted under the PSP Plan 2010 and 150,500 bought following the exercise of stock options.

        In addition to the holdings disclosed in the above chart, three senior managers employed by Luxottica's US subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan (the "Plan"), a company-sponsored 401(k) savings plan for Luxottica's U.S. employees, beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2012 and 2013, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 2,032 ADRs in each period. During 2013, there were no additional purchases in the Plan by these senior managers. The ADRs beneficially owned by Plan participants are held in the form of "units" of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

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

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing 2.01% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 15, 2014, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 29 to the Consolidated Financial Statements included in Item 18 of this Form 20-F). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination on August 30, 2014. No options were exercised in 2008 and 2009. During 2011, 2012 and 2013, 720,000, 3,900,000 and 3,100,000 options were exercised, respectively. As of December 31, 2013, 330,000 options were outstanding.

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

        In May 2008, a performance shares plan for our top managers as identified by the Board of Directors (the "PSP Plan") was adopted. The PSP Plan is intended to strengthen the loyalty of our key managers and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the PSP Plan are granted the right to receive ordinary shares ("Units"), without consideration if certain financial targets set by the Board of Directors are achieved over a specified three-year period. The PSP Plan has a term of five years, during which the Board of Directors may resolve to issue different grants to the PSP Plan's beneficiaries. The PSP Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant does not exceed 2,000,000 Units. On May 13, 2008, the Board of Directors granted a total maximum amount of 1,203,600 Units. On May 7, 2009, the Board of Directors granted a total maximum amount of 1,793,750 Units. On April 29, 2010, the Board of Directors granted a total maximum amount of 865,000 Units. On April 29, 2011, the Board of Directors granted a total maximum amount of 764,750 Units. On May 7, 2012, the Board of Directors granted a total maximum amount of 721,200 Units. Employees who received awards under the Plan were directors, officers and other managers with highly strategic roles who were selected by the Board of Directors upon the direct recommendation of our Human Resources Committee. As of December 31, 2013, there were outstanding 654,000 Units under the 2012 grant.

        In April 2013, an additional performance shares plan for our key managers and employees, as identified by the Board of Directors, was adopted (the "New PSP Plan"). The New PSP Plan is intended to strengthen the loyalty of our key employees and managers and to recognize their contributions to our success on a medium- to long-term basis. In addition, the plan is intended to link Company results with individual performance. The beneficiaries are granted the right to receive Units of the Company if certain financial targets set by the Board of Directors at the time of grant are achieved at the end of a specified three-year reference period. The New PSP Plan has a term of five years, during which the Board of Directors may authorize the issuance of grants to the New PSP Plan's beneficiaries. The New PSP Plan covers a maximum of 10,000,000 ordinary shares. Each annual grant will not exceed 2,500,000 Units. On April 29, 2013, the Board of Directors granted a total maximum amount of 1,281,480 Units.

        On February 28, 2012, the Board of Directors of Luxottica Group S.p.A. verified the achievement of the EPS targets over the reference period 2009 through 2011 and granted a total of 1,505,400 shares to 31 beneficiaries of the 2009 PSP Plan and approved cash distributions to three beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2009 PSP Plan's regulation.

        On February 28, 2013, the Board of Directors of Luxottica Group S.p.A. verified the achievement of EPS targets over the reference period 2010 through 2012 and granted a total of 523,800 shares to 34 beneficiaries of the 2010 PSP Plan and approved cash distributions to five beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2010 PSP Plan's regulation.

        On February 27, 2014, the Board of Directors of Luxottica Group S.p.A. verified the achievement of EPS targets over the reference period 2011 through 2013 and granted a total of 509,500 shares to 35 beneficiaries of the 2011 PSP Plan and approved cash distributions to two beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2011 PSP Plan's regulation.

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

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 three-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the performance options previously granted). As of December 31, 2013, 185,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited and all remaining options were outstanding.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        At the Board of Directors meeting held on May 7, 2012, a total of 2,076,500 stock options were awarded under the 2006 Stock Option Plan to our employees and the employees of our subsidiaries. As of December 31, 2013, 128,500 of these stock options had been forfeited.

        As of December 31, 2013, the following grants were outstanding as detailed below:

	Number of ordinary shares underlying options granted	Exercise price	Expiration date	Options held by officers and directors

2004 Stockholder Grant	330,000	Euro 13.79	August 30, 2014	—
2005 Grant	27,000	Euro 16.89	January 31, 2014	—
2006 Grant(1)	—	Euro 22.19	January 31, 2015	—
2006 Performance Grant 1(1)	—	Euro 22.09	July 27, 2015	—
2006 Performance Grant 2(1)	—	Euro 20.99	July 27, 2015	—
2007 Grant(1)	5,000	Euro 24.03	March 6, 2016	—
2008 Grant	263,700	Euro 18.08	March 14, 2017	15,000
2008 PSP Grant(2)	—	—	—	—
2009 Non-U.S. Grant	49,500	Euro 13.45	May 7, 2018	—
2009 U.S. Grant	131,000	Euro 14.99	May 7, 2018	—
2009 Non-U.S. Residents Reassignment, Ordinary	423,500	Euro 13.45	May 7, 2018	110,000
2009 U.S. Residents Reassignment, Ordinary	80,500	Euro 15.03	March 31, 2017	20,000
2009 Non-U.S. Residents Reassignment, Performance Grant	2,450,000	Euro 13.45	May 7, 2018	1,900,000
2009 U.S. Residents Reassignment, Performance Grant	150,000	Euro 15.11	June 12, 2018	50,000
2010 Non-U.S. Residents Grant	433,000	Euro 20.72	April 29, 2019	—
2010 U.S. Residents Grant	274,660	Euro 21.23	April 29, 2019	—
2011 Non-U.S. Residents Grant	1,220,000	Euro 22.62	April 28, 2020	50,000
2011 U.S. Residents Grant	517,500	Euro 23.18	April 28, 2020	—
2011 PSP Grant	644,000	—	—	419,750
2012 Non-U.S. Residents Grant	1,362,000	Euro 26.94	May 7, 2021	35,000
2012 U.S. Residents Grant	586,000	Euro 28.32	May 7, 2021	—
2012 PSP Grant	654,000	—	—	428,400
2013 PSP Grant	1,259,040	—	—	356,400

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

Stock options granted to directors and senior managers

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated Potential Value)

Luigi Francavilla	Deputy Chairman	Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)*	750,000	euro 13.45	Exercise subject to certain financial targets - May 7, 2018	—	—	—	—	—	—	750,000	euro 13.45	euro 38.63	—		—
Andrea Guerra	CEO and Director	Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)*	1,250,000	euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	1,250,000	—
		Delfin plan	2,000,000	euro 13.67	June 30, 2006 - August 30, 2014	—	—	—	—	—	—	2,000,000	euro 13.67	Euro 40.63	—		—
Enrico Cavatorta	Chief Financial Officer, General Manager Corporate Functions and Director	Reassigned ordinary plan 2009 non-US (BOD resolution May 7. 2009)	70,000	euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	70,000	—
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7. 2009)*	550,000	euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	550,000	—
		Delfin plan	400,000	euro 13.67	June 30, 2006 - August 30,2014	—	—	—	—	—	—	400,000	euro 13.67	euro 40.63	—		—

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated Potential Value)

Senior Managers (Aggregate amounts for 11 executives with strategic responsibilities of the Company)		Stock Option 2008 plan (BOD resolution March 13, 2008)	20,000	euro 18.08	March 14, 2011 - March 14, 2017	—	—	—	—	—	—	20,000	euro 18.08	39.82	—	—	—
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	55,000	euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	55,000	euro 13.45	38.96	—	—	—
		Stock Option 2010 plan non-US (BOD resolution April 29, 2010)	70,000	euro 20.72	April 29, 2013 - April 29, 2019	—	—	—	—	—	—	70,000	euro 20.72	41.27	—	—	—
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)*	400,000	euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	300,000	euro 13.45	39.20	—	100,000	—
		Stock Option 2011 plan non-US (BOD resolution April 28, 2011)	50,000	euro 22.62	April 28, 2014 - April 28, 2020	—	—	—	—	—	—	—	—	—	—	50,000	euro 110,167
		Stock Option 2012 plan non-US (BOD resolution May 7, 2012)	35,000	euro 26.94	May 7, 2015 - May 7, 2012	—	—	—	—	—	—	—	—	—	—	35,000	euro 96,017

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period	Number of options	Exercise price	Exercise period	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value* (Estimated Potential Value)

Senior Managers (Aggregate amounts for 8 executives with strategic responsibilities of the Company)		Stock Option 2005 plan (BOD resolution February 15, 2005)	18,000	euro 16.89	January 31, 2007 - January 31, 2014	—	—	—	—	—	—	18,000	euro 16.89	39.21	—		—
		Stock Option 2008 plan (BOD resolution March 13, 2008)	30,000	euro 18.08	March 14, 2011 - March 14, 2017	—	—	—	—	—	—	15,000	euro 18.08	30.99	—	15,000	—
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	70,000	euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	30,000	euro 13.45	39.21	—	40,000	—
		Reassigned ordinary plan 2009 US (BOD resolution May 7, 2009)	70,000	euro 15.03	December 3, 2012 - March 31, 2017	—	—	—	—	—	—	50,000	euro 15.03	34.24	—	20,000	—
		Reassigned extra-ordinary plan 2009 US (BOD resolution May 7, 2009)*	87,500	euro 15.11	December 3, 2012 - June 12, 2018	—	—	—	—	—	—	37,500	euro 15.11	36.60	—	50,000	—
Total			5,925,500									3,745,500				2,180,000	euro 206,184

*
Exercise price subject to certain financial targets

**
The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Incentive plans awarding financial instruments (other than stock options) to directors and senior managers (Performance Share Plan)

        Set forth below is certain information regarding the PSP Units held by our directors and our senior managers (who are not directors) as a group as of December 31, 2013.

			Financial Instruments granted in previous years and not vested during the year		Financial instruments granted during the year					Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)	Vesting period	Grant date	Market price on grant date	Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)

Andrea Guerra	Chief Executive Officer and Director	PSP Plan 2010 (BOD resolution April 29, 2010) PSP Plan 2011 (BOD resolution April 28, 2011) PSP Plan 2012 (BOD resolution May 7, 2012) PSP Plan 2013 (BOD resolution April 29, 2013)	— 97,750 90,000 —	— April 28, 2011 - December 31, 2013 May 7, 2012 - December 31, 2014 2013 - 2015	— — — 44,400	— — — euro 38.56	— — — 2013 - 2015	— — — April 29, 2013	— — — euro 40.82	35,000 — — —	90,000 — — —	euro 3,253,725 — — —	— euro 706,406 euro 799,500 euro 570,688
Enrico Cavatorta	Chief Financial Officer, General Manager—Corporate Functions and Director	PSP Plan 2010 (BOD resolution April 29 2010) PSP Plan 2011 (BOD resolution April 28, 2011) PSP Plan 2012 (BOD resolution May 7, 2012) PSP Plan 2013 (BOD resolution April 29, 2013)	— 40,250 36,000 —	— April 28, 2011 - 31 December 2013 May 7, 2012 - December 31, 2014 2013 - 2015	— — — 27,600	— — — euro 38.56	— — — 2013 - 2015	— — — April 29, 2013	— — — euro 40.82	14,000 — — —	36,000 — — —	euro 1,301,490 — — —	— euro 290,873 euro 319,800 euro 354,752
Senior Managers (Aggregate amounts for 11 executives with strategic responsibilities of the Company)		PSP Plan 2010 (BOD resolution April 29, 2010) PSP Plan 2011 (BOD resolution April 28, 2011) PSP Plan 2012 (BOD resolution May 7, 2012) PSP Plan 2013 (BOD resolution April 29, 2013)	— 149,500 153,600 —	— April 28, 2011 - 31 December 2013 May 7, 2012 - December 31, 2014 2013 - 2015	— — — 154,800	— — — euro 38.56	— — — 2013 - 2015	— — — April 29, 2013	— — — euro 40.82	45,500 — — —	117,000 — — —	euro 4,229,842 — — —	— euro1,080,387 euro 1,364,480 euro 1,989,696
Senior Managers (Aggregate amounts for 8 executives with strategic responsibilities employed by subsidiary companies)		PSP Plan 2010 (BOD resolution April 29, 2010) PSP Plan 2011 (BOD resolution April 28, 2011) PSP Plan 2012 (BOD resolution May 7, 2012) PSP Plan 2013 (BOD resolution April 29, 2013)	— 132,250 148,800 —	— April 28, 2011 - December 31, 2013 May 7, 2012 - December 31, 2014 2013 - 2015	— — — 129,600	— — — euro 38.56	— — — 2013 - 2015	— — — April 29, 2013	— — — euro 40.82	36,750 — — —	94,500 — — —	euro 3,416,411 — — —	— euro 955,727 euro 1,321,840 euro 1,665,792
Total			848,150	—	356,400	—	—	—	—	131,250	337,500	euro 12,201,468	euro 11,419,941

*
The amounts reflected are equal to the proportionate share of the securities fair value, calculated through actuarial techniques, spread over the relevant vesting period

Cash incentive plans for directors and senior managers (in Euro)

			2013 Bonus			Previous years bonuses			Other bonuses
Name	Office	Plan	Payable/ paid	Deferred	Term of deferral	Non payable	Payable/ paid	Deferred

Andrea Guerra	CEO	MBO 2013	1,944,179	—	—	—	—	—	—
Enrico Cavatorta	Director- General Manager	MBO 2013	602,600	—	—	—	—	—	—
Senior Managers (Aggregate amounts for 11 executives with strategic responsibilities of the Company)		MBO 2013	2,453,400	—	—	—	—	—	—
Senior Managers (Aggregate amounts for 8 executives with strategic responsibilities employed by subsidiary companies)		MBO 2013	2,173,880	—	—	—	—	—	—
		Long Term Incentive Cash Plan 2010	—	—	—	—	855,556	—	—
Total			7,174,059	—	—	—	855,556	—	—

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

        Additional information about the remuneration paid and the incentive plans granted to our directors and senior managers are included in the Remuneration Report published by the Company, which can be found in our Report on Form 6-K, as furnished to the SEC on April 4, 2014.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

        The following table sets forth, as of April 15, 2014, the beneficial ownership of ordinary shares by each person beneficially owning 2% or more of the outstanding ordinary shares (including ordinary shares represented by ADSs) known to us based on their most recent public filings or communications with us.

Identity of person or group	Amount of shares owned		Percent of class

Leonardo Del Vecchio	294,036,525	(1)	61.51%
Giorgio Armani	22,724,000	(2)	4.75%

(1)
293,274,025 shares (61.35%) held of record by Delfin S.à  r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 487,500 shares are held by his wife.

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

        As of March 31, 2014, approximately 6.535% of our ordinary shares were held in the form of ADSs by approximately 25,110 record holders. To the best of our knowledge, to date there are no arrangements which may result in a change of control of Luxottica Group S.p.A.

RELATED PARTY TRANSACTIONS

  License Agreements

        We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Brooks Brothers Group, Inc. which is controlled by Claudio Del Vecchio, one of our directors. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid to Brooks Brothers Group, Inc. under such agreement were Euro 0.8 million, Euro 0.7 million and Euro 0.6 million in the years ended December 31, 2013, 2012 and 2011, respectively.

        Management believes that the terms of this license agreement are fair to the Company.

  Service Revenues

        During the years ended December 31, 2013, 2012 and 2011, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million in each year. Management believes that the compensation received for these services was fair to the Company.

  Stockholder Plan

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through holding companies of the Del Vecchio family, representing 2.01% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 15, 2014, to a stock option plan for our top management. See Item 6—"Directors, Senior Management and Employees—Share Ownership."

  Purchase of Real Estate

        On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from Partimmo S.r.l., a company indirectly controlled by the Company's Chairman of the Board of Directors. The purchase price was in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board's Control and Risk Committee. The Company recorded this asset at cost. As of December 31, 2011, approximately Euro 2.9 million of improvements were made to the building, a portion of which (equal to approximately Euro 0.4 million plus VAT) was paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation costs.

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

	New York Stock Exchange		Milan Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2009	26.91	11.88	18.25	9.61
2010	30.62	22.59	23.17	17.82
2011	34.40	25.07	23.49	18.73
2012
First Quarter	36.60	27.52	27.41	21.76
Second Quarter	37.41	31.03	28.40	24.77
Third Quarter	37.01	32.60	29.57	26.60
Fourth Quarter	41.73	35.91	31.70	27.93
Year 2012	41.73	27.52	31.70	21.76
2013
First Quarter	51.79	41.93	39.68	31.91
Second Quarter	54.48	49.48	42.65	37.74
Third Quarter	55.70	51.14	41.65	38.77
Fourth Quarter	54.08	48.96	40.00	35.72
November 2013	53.44	51.80	39.73	38.12
December 2013	53.92	48.96	38.95	35.72
Year 2013	55.70	41.93	42.65	31.91
2014
January 2014	53.86	50.32	39.76	37.41
February 2014	55.59	51.76	40.45	38.35
March 2014	58.00	52.76	42.52	38.26
April 2014 (through April 15)	58.20	56.03	42.18	40.25

        The high and low closing prices of the ADSs on the NYSE for the first quarter of 2014 were U.S. $58.00 and U.S. $50.32, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2014 were Euro 42.52 and Euro 37.41, respectively.

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

        A list for the appointment of directors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the percentage established by Consob pursuant to article 147-ter, subparagraph 1, legislative decree no. 58/98. For 2012, the year in which the current Board of Directors was appointed, the percentage established by Consob for Luxottica was equal to 1%. For 2014, the percentage established by Consob for Luxottica was equal to 0.5%. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list. The lists shall set forth not more than fifteen candidates, listed in descending numerical order.

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

        Pursuant to legislative decree no. 58/98, with respect to Boards of Directors appointed from August 2012 onwards, the by-laws of listed companies shall provide that at least 1/3 of the directors belong to the less-represented gender (for the first appointment after August 2012 the threshold is reduced to 1/5). For this reason, the By-laws of Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that, in case the threshold is not complied with at the end of the voting procedure, the last candidate appointed from the Majority List shall be replaced by the first non-appointed candidate of the same list belonging to the less-represented gender, in order starting from the bottom of the Majority List. Should this substitution not be enough to comply with the abovementioned threshold, the stockholders' meeting shall appoint a number of Directors belonging to the less-represented gender, in substitution for the last candidates appointed by the Majority List and belonging to the more-represented gender, so as to reach the abovementioned threshold.

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

        Pursuant to article 27 of our By-laws a list for the appointment of Statutory Auditors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the one established by Consob pursuant to article 147-ter, subparagraph 1, of legislative decree no. 58/98. For 2012, the year in which the current Board of Statutory Auditors was appointed, the percentage established by Consob for Luxottica was equal to 1%. For 2014, the percentage established by Consob for Luxottica was equal to 0.5%.

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

        Pursuant to legislative decree no. 58/98, with respect to Boards of Statutory Auditors appointed from August 2012 onwards, at least 1/3 of regular Statutory Auditors shall belong to the less-represented gender (for the first appointment after August 2012 the threshold is reduced to 1/5). Consequently, the By-laws of the Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that each list containing at least three candidates shall include a number of candidates of the less-represented gender equal to at least the minimum number required by law.

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

MATERIAL CONTRACTS

        The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since April 30, 2012 and, as of the date of this Form 20-F, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this Form 20-F.

Contracts Relating to the Company's Indebtedness

        For a discussion of our material credit agreements and financings entered into since April 30, 2012, see "The Euro 2 Billion Euro Medium Term Note Programme" and "The Euro 500 Million Multicurrency Revolving Credit Facility" in Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness."

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

        In addition, when the total amount of a Transfer is equal to or greater than Euro 15,000, the Authorized Operators are required to (i) duly identify the customer and the relevant beneficial owner on the basis of documents, data or information deriving from an independent and reliable source, (ii) set up a "Data Processing Archive" ("Archivio Unico Informatico") which contains a copy of any document required for the customer's and beneficial owner's identification, (iii) notify the Financial Intelligence Unit ("Unità di Informazione Finanziaria") of the Bank of Italy of any suspicious operation, where possible, before carrying out the Transfer and (iv) keep record of the information under point (i) above for ten years following the Transfer. The breach of such provisions under decree 231/2007 may trigger criminal and administrative sanctions: criminal sanctions are imposed for offenses such as breach of customer identification obligations and recording duties and breach of the requirement to disclose the fact that a suspicious transaction was reported; administrative sanctions are imposed for offenses such as failure to set up the Data Processing Archive and to report the suspicious transactions to the Financial Intelligence Unit.

        The Financial Intelligence Unit keeps records of all reports (including those without merit), for ten years and may use them, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

        Individuals, non-profit entities and certain partnerships that are resident in Italy for tax purposes are required to disclose on their annual tax declarations all investments held outside Italy and foreign financial assets held at the end of a taxable period through which foreign source income taxable in Italy may be derived, even if at the end of the taxable period such persons no longer owned such foreign investments or financial assets. The same disclosure is required in the case of disposal abroad of cash exceeding Euro 10,000. In addition, no such disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets are collected through the intervention of the same intermediaries. Corporations and commercial partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

        In addition, the following summary does not discuss the tax treatment of ordinary shares or ADSs that are held in connection with a permanent establishment or fixed base through which a U.S. holder carries on business or performs personal services in Italy and does not deal with the impact of application in Italy of the U.S. FACTA legislation.

        Furthermore, certain persons that may not be U.S. holders but who may otherwise be subject to U.S. federal income tax liability will also be subject to U.S. federal as well as Italian tax consequences due to their ownership and disposition of ADSs or ordinary shares. Such investors should consult with their own advisors as to the particular consequences associated with their investment.

        This discussion is based on the tax laws of Italy and of the United States, including the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, as well as on the applicable Convention Between the United States of America and Italy for the Avoidance of Double Taxation with respect to Taxes on Income and the Prevention of Fraud or Fiscal Evasion and Protocol Between the United States and Italy (collectively, the "Treaty") and the Convention Between the United States of America and the Italian Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates and Inheritances (the "Estate Tax Convention"), each as in effect on the date of this Form 20-F. These laws are subject to change, possibly on a retroactive basis that could affect the tax consequences described below. The Treaty was signed on August 25, 1999, ratified by Italy pursuant to Law 3 March 2009, no. 20, and entered into force on December 16, 2009, replacing the previously applicable tax treaty and protocol between the United States and Italy. The Treaty includes an anti-abuse provision and a provision limiting treaty benefits to individuals, qualified governmental entities, companies that are publicly traded or that satisfy certain share ownership requirements, certain pension plans and other tax-exempt entities, and certain other persons meeting prescribed anti-treaty shopping requirements.

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

        For purposes of the Treaty, the Estate Tax Convention and the Code, U.S. holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to Italian tax or U.S. federal income tax.

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

        The currently applicable Italian domestic legislation provides for the application of a reduced 11% withholding tax or substitute tax on dividends paid by an Italian corporation to non-Italian resident pension funds established in an EU Member State or in other countries (excluding the United States) which adhere to the "Accordo sullo Spazio Economico Europeo," which are included in the above-mentioned "white list" of countries allowing an adequate exchange of information with the Italian tax authority.

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

        For a non-Italian resident beneficial owner of the ordinary shares or ADSs to obtain a reduced rate of substitute tax on dividends pursuant to an applicable income tax treaty entered into by Italy, including the Treaty, the following procedure must be followed. The intermediary with whom the shares are deposited must timely receive:

  •
  a declaration by the beneficial owner of ordinary shares or ADSs that contains all the data identifying this person as the beneficial owner and indicates the existence of all the conditions necessary for the application of the relevant income tax treaty, as well as the elements that are necessary to determine the applicable treaty substitute tax rate; and

  •
  a certification by the tax authorities of the beneficial owner's country of residence that the beneficial owner of the ordinary shares or ADSs is a resident of that country for the purposes of the applicable income tax treaty. The time for processing requests for certification by the applicable authorities will vary. The time normally required by the U.S. Internal Revenue Service (the "IRS") is six to eight weeks.

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

        Stamp duty.    Pursuant to Article 19(1) of Decree No. 201 of December 6, 2011, a proportional stamp duty applies on an annual basis to any periodic reporting communications which may be sent by an Italian financial intermediary to a holder of securities deposited with such financial intermediary. The stamp duty applies at a rate of 0.2 per cent and for taxpayers other than individuals cannot exceed Euro 14,000. In the absence of specific guidelines, the stamp duty may apply both to Italian resident and non-Italian resident security holders, to the extent that securities are held with an Italian-based financial intermediary.

        Financial transaction tax.    Law No. 228 of December 24, 2012 introduced a new "financial transaction tax" (imposta sulle transazioni finanziarie), inspired by the proposed European transaction tax (as included in the draft of European Directive no. 2011/0261). Subject to certain exceptions, the Italian financial transaction tax shall apply to, among other things, (a) transfers of the ownership of shares issued by companies resident in Italy and (b) transfers of the ownership of financial instruments representing shares indicated under (a) above. In relation to such transfers, financial transaction tax shall be applicable at the rate of 0.2 per cent. For transactions occurring in regulated markets or multilateral trading facilities established in EU Member States or in qualified States (excluding the United States) adhering to the "Accordo sullo spazio economico europeo," the ordinary rate is reduced to 0.1 per cent. High-frequency trading transactions occurred in the Italian financial market relating to the same types of securities mentioned above are subject to high-frequency trading tax at a rate of 0.02%.

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

        Passive Foreign Investment Company Considerations.    A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is "passive income," or (b) the average percentage of the gross value of its assets that produce "passive income" or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special "look-through" rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Where the "look-through" rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25%-owned subsidiary as well as dividends and interest received from such a 25%-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2013. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in "—Taxation of Dividends"), and our dividends would not be eligible for the reduced U.S. income tax rate applicable to qualified dividends.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

        At December 31, 2013 and 2012, our interest rate sensitivity was limited to the amount of our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities.

        Included in this amount are:

  •
  Our Euro 250 million credit facility accrued interest at EURIBOR plus a margin between 0.40% and 0.60% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In 2009, we entered into interest rate swaps for a notional amount of Euro 250.0 million that effectively hedged the floating rate to a fixed rate for this credit facility. The facility was fully repaid on May 29, 2013.

  •
  Our Tranche D U.S. $1.0 billion credit facility accrued interest at LIBOR plus a margin between 0.20% and 0.40% based on the Net Debt/EBITDA ratio as defined in the agreement. In 2008 and 2009, we entered into interest rate swaps for a notional amount of U.S. $700 million that effectively hedged the floating rate to a fixed rate for a portion of Tranche D. Tranche D was fully prepaid on September 12, 2013.

  •
  Our Euro 300 million Term Facility Agreement with Mediobanca, which expires on November 30, 2014. This credit facility accrues interest at EURIBOR plus a margin between 1.00% and 2.25%, as defined in the amendment to the agreement (1.234% as of December 31, 2013). As of December 31, 2013, Euro 300 million was borrowed under this credit facility.

        A 10% change in interest rates (upward or downward) at December 31, 2013 and 2012, would not have had a material effect on our future annual pretax earnings and cash flows, based on our expected future pretax earnings and cash flows with an interest rate adjustment of 10% above and below the rates in effect as of December 31, 2013 and 2012. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S. $—denominated activities, we used an exchange rate of Euro 1.00 = U.S. $1.328 as of December 31, 2013 and of Euro 1.00 = U.S. $1.285 as of December 31, 2012.

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

        From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2013, we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 180 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

        Translation Risk.    A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2013 and 2012, and is not meant to be a tabular disclosure of market risk:

2013	U.S. Dollars	Euro	Other	Total

Revenues	55.5%	18.4%	26.1%	100.0%
Costs and operating expenses	51.6%	25.0%	23.4%	100.0%

	U.S. Dollars
2012		Euro	Other	Total

Revenues	57.4%	17.1%	25.5%	100.0%
Costs and operating expenses	53.7%	22.7%	23.6%	100.0%

        Because a large portion of our revenues and expenses are denominated in U.S. dollars, translation risk resulting from fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a 10% weakening of the U.S. dollar against the Euro as compared to the actual 2013 and 2012 average exchange rate between the U.S. dollar and Euro would have been a decrease in income before taxes of Euro 72.8 million and of Euro 56.7 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

        Since January 1, 2013, we received the following direct and indirect payments from Deutsche Bank Trust Company Americas in the aggregate amount of U.S. $ 131,974.83 for expenses relating to the ADR program, including:

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we furnish or file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013. Based upon that evaluation, our principal executive officer and our principal financial officer have concluded that, as of December 31, 2013, our disclosure controls and procedures are effective.

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2013.

        The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers S.p.A., as stated in their report, which appears in Item 18 of this Form 20-F.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers S.p.A. ("PricewaterhouseCoopers") was engaged as our independent registered public accounting firm to audit our Consolidated Financial Statements for the years ended December 31, 2013 and 2012. . Due to the nature of our operations, some PricewaterhouseCoopers entities and affiliates perform other audit-related, tax and other services for the Group around the world. The Board of Statutory Auditors is responsible for the approval of all audit services for the annual audit of Luxottica Group S.p.A.'s own financial statements and for the audit of the Consolidated Financial Statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all audit-related and non-audit services permissible for all entities in the Group.

        The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers in 2013 and 2012:

	2013 Fees	2012 Fees
(Amounts in thousands of Euro)

Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	6,647	4,068
Audit-related fees (including benefit plan audits and acquisition due diligence)	322	368
Tax fees (including compliance and planning)	720	404
All other fees	84	55

Total fees	7,774	4,895

        Our Board of Statutory Auditors has approved all of the audit and non-audit fees of PricewaterhouseCoopers for the year 2013 in accordance with the pre-approval policy set forth above.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        From January 1, 2013 to December 31, 2013, our affiliate, Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio, and Nicoletta Zampillo, Mr. Del Vecchio's wife, made the following purchases of our ordinary shares:

			Average Price Paid per Ordinary Share (in Euro)
	Total Number of Ordinary Shares Purchased
Purchases of our Ordinary Shares by Month

March 2013	700,000		38.803
May 2013	2,400,000		41.006
June 2013	634,886	(1)	38.577
September 2013	37,000	(2)	39.450
December 2013	378,800		37.321

Total year ended December 31, 2013	4,150,686		39.913

For additional information, see Item 7—"Major Shareholders and Related Party Transactions."

(1)
Includes 25,000 ordinary shares purchased by Mr. Del Vecchio's wife.

(2)
Includes 12,500 ordinary shares purchased by Mr. Del Vecchio's wife.

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

        Our corporate governance practices are governed principally by the rules and regulations of Consob and by the Code of Corporate Governance that was issued by Borsa Italiana in March 2006 (the "Code of Corporate Governance" and, collectively with the abovementioned rules and regulations, the "Italian Corporate Governance Policies").

        The Italian Code of Corporate Governance is a code of conduct that companies listed on the market regulated by Borsa Italiana can apply on a "comply-or-explain" basis.

        In December 2011, Borsa Italiana issued a new Code of Corporate Governance and we implemented its recommendations during 2012. Information about the implementation of the new Code of Corporate Governance is included in our Corporate Governance Report, which was made publicly available in 2014.

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

        Pursuant to the Code of Corporate Governance, our Board of Directors has evaluated that seven directors are independent: Messrs. Abravanel, Cattaneo, Costamagna, Mangiagalli and Reboa and Mses. Magistretti and Puccio. This number of independent directors complies with the abovementioned provisions of law as well as with the "adequate number" of non-management directors recommended. During 2013, our lead independent director, Marco Reboa, convened one meeting of independent directors.

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

        The Code of Corporate Governance requires that, unless the reason for non-compliance is disclosed, Italian listed companies shall appoint a Compensation Committee and that its members shall all be independent directors. As an alternative, the committee shall be composed of non-executive directors, the majority of whom are independent. In such a case, the chairman of the committee shall be an independent director. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers' compensation and our remuneration plans. On April 27, 2012, the Board of Directors of the Company appointed the members of the Human Resources Committee from among independent members of the Board of Directors. The Human Resources Committee reports to the Board of Directors at least twice a year.

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

  Stockholder Approval of Equity Compensation Plans

        The NYSE listing standards require U.S. listed companies to seek stockholder approval for certain equity compensation plans. Italian law requires Italian listed companies to submit any incentive plans based on securities and reserved to directors of the company or its subsidiaries or to employees and capital increases of shares reserved for issuance under their equity compensation plans to stockholders for their approval at the meeting of stockholders. In accordance with Italian law, our stockholders approved capital increases of shares reserved for issuance under our existing stock option plans in 1998, 2001 and 2006. In accordance with Italian law, our stockholders also approved our 2008 PSP Plan and our 2013-2017 PSP Plan.

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

  Related Party Transactions Procedure

        In 2010, the Board of Directors adopted a procedure governing the approval of related party transactions in order to comply with new Italian regulations. "Related Party Transactions" are transactions in which there is a transfer of resources, services or obligations between "Related Parties" (as defined in the procedure), regardless of whether consideration has been given. An updated procedure was adopted on February 13, 2014.

        The procedure shall not be applied to, among others, "Small Amount Transactions," which are transactions in which the foreseeable maximum consideration or value does not exceed (i) Euro 250,000 per year for remuneration of a member of management or control body or managers in strategic roles or (ii) Euro 1.0 million for other Related Party Transactions. The procedure shall not be applied to related party transactions with or between our controlled companies.

        The procedure provides that an appropriate board committee shall provide its opinion with respect to Related Party Transactions. The opinion of the committee is considered non-binding for certain smaller transactions but will be deemed to be binding for more significant transactions. The Board of Directors resolved, as authorized based on, among other things, the interested parties involved in each individual transaction, that (i) the Human Resources Committee—composed solely of independent directors—shall be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles and (ii) the Control and Risk Committee—composed solely of independent directors—shall be involved and consulted regarding other transactions with related parties. Our Related Party Transactions Procedure is available on our website at www.luxottica.com.

ITEM 16H.    MINE SAFETY DISCLOSURE.

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Luxottica Group S.p.A.

        In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Luxottica Group S.p.A.

        We have audited the consolidated statements of income, stockholders' equity, comprehensive income and cash flows of Luxottica Group S.p.A. (an Italian corporation) and subsidiaries (the "Company") for the year ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Luxottica Group S.p.A. and subsidiaries for the year ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte & Touche S.p.A.

Milan, Italy
April 19, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012

(Amounts in thousands of Euro)	Note reference	2013	2012 Restated(*)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	617,995	790,093
Accounts receivable	7	680,296	698,755
Inventories	8	698,950	728,767
Other assets	9	238,761	209,250

Total current assets		2,236,002	2,426,866
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,183,236	1,192,394
Goodwill	11	3,045,216	3,148,770
Intangible assets	11	1,261,137	1,345,688
Investments	12	58,108	11,745
Other assets	13	126,583	147,036
Deferred tax assets	14	172,623	169,662

Total non-current assets		5,846,903	6,015,294

TOTAL ASSETS		8,082,905	8,442,160

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	44,921	90,284
Current portion of long-term debt	16	318,100	310,072
Accounts payable	17	681,151	682,588
Income taxes payable	18	9,477	66,350
Short-term provisions for risks and other charges	19	123,668	66,032
Other liabilities	20	523,050	589,658

Total current liabilities		1,700,386	1,804,984
NON-CURRENT LIABILITIES:
Long-term debt	21	1,716,410	2,052,107
Employee benefits	22	76,399	191,710
Deferred tax liabilities	14	268,078	227,806
Long-term provisions for risks and other charges	23	97,544	119,612
Other liabilities	24	74,151	52,702

Total non-current liabilities		2,232,583	2,643,936
STOCKHOLDERS' EQUITY:
Capital stock	25	28,653	28,394
Legal reserve	25	5,711	5,623
Reserves	25	3,646,830	3,504,908
Treasury shares	25	(83,060)	(91,929)
Net income	25	544,696	534,375

Luxottica Group stockholders' equity	25	4,142,828	3,981,372
Non-controlling interests	26	7,107	11,868

Total stockholders' equity		4,149,936	3,993,240

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,082,905	8,442,160

(*)
Prior year amounts were restated following the adoption of IAS 19 R. See Note 2 to the Consolidated Financial Statements as of December 31, 2013.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in thousands of Euro)	Note reference	2013	2012 Restated(*)	2011 Restated(*)

Net sales	5	7,312,611	7,086,142	6,222,483
Cost of sales		2,524,006	2,435,993	2,216,876

Gross profit		4,788,605	4,650,148	4,005,607

Selling and advertising		2,866,307	2,840,649	2,509,783
General and administrative		866,624	839,360	698,795
Total operating expenses		3,732,931	3,680,009	3,208,578

Income from operations	5	1,055,673	970,139	797,029

Other income/(expense)
Interest income	27	10,072	18,910	12,472
Interest expense	27	(102,132)	(138,140)	(121,067)
Other—net	27	(7,247)	(6,463)	(3,273)

Income before provision for income taxes		956,366	844,447	685,161

Provision for income taxes	27	(407,505)	(305,891)	(233,093)
Net income		548,861	538,556	452,068

Of which attributable to:
—Luxottica Group stockholders		544,696	534,375	446,111
—Non-controlling interests		4,165	4,181	5,957

NET INCOME		548,861	538,556	452,068

Weighted average number of shares outstanding:
Basic	30	472,057,274	464,643,093	460,437,198
Diluted	30	476,272,565	469,573,841	463,296,262
EPS (in Euro):
Basic	30	1.15	1.15	0.97
Diluted	30	1.14	1.14	0.96

(*)
Prior year amounts were restated following the adoption of IAS 19 R. In addition, certain amounts of the prior years' comparative information have been revised to conform to the current year presentation. See "Basis of Preparation" in the Notes to the Consolidated Financial Statements as of December 31, 2013.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in thousands of Euro)	2013	2012 Restated(*)	2011 Restated(*)

Net income	548,861	538,556	452,068
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.1 million, Euro 6.5 million and Euro 11.4 million as of December 31, 2013, 2012 and 2011, respectively	318	13,700	21,114
Currency translation differences	(286,602)	(64,010)	72,660
Total items that may be reclassified subsequently to profit or loss:	(286,284)	(50,310)	93,774
Items that will not be reclassified to profit or loss:
Actuarial (loss)/gain on defined benefit plans—net of tax of Euro 39.9 million, Euro 9.0 million and Euro 16.7 million as of December 31, 2013, 2012 and 2011, respectively	63,217	(17,628)	(30,954)
Total items that will not be reclassified to profit or loss	63,217	(17,628)	(30,954)

Total other comprehensive (loss)/income—net of tax	(223,067)	(67,938)	62,820

Total comprehensive income for the period	325,794	470,619	514,888

Attributable to:
—Luxottica Group stockholders' equity	325,007	466,204	508,722
—Non-controlling interests	787	4,415	6,166

Total comprehensive income for the period	325,794	470,619	514,888

(*)
Prior year amounts were restated following the adoption of IAS 19 R. In addition, certain amounts of the prior year's comparative information have been revised to conform to the current year presentation. See "Basis of Preparation" in the Notes to the Consolidated Financial Statements as of December 31, 2013.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Total Comprehensive Income as of December 31, 2011	—	—	—	—	436,271	—	72,451	—	508,722	6,166

Exercise of stock options	1,274,467	77	—	18,132	—	—	—	—	18,209	—
Non-cash stock-based compensation	—	—	—	—	—	44,555	—	—	44,555	—
Excess tax benefit on stock options	—	—	—	60	—	—	—	—	60	—
Investments in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Gifting of shares to employees	—	—	—	—	(5,584)	—	—	5,584	—	—
Change in the consolidation perimeter	—	—	—	—	(1,995)	—	—	—	(1,995)	(2,911)
Dividends (Euro 0.44 per ordinary share)	—	—	—	—	(202,525)	—	—	—	(202,525)	(4,092)
Allocation of legal reserve	—	—	22	—	(22)	—	—	—	—	—

Balance as of December 31, 2011	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of December 31, 2012—	—	—	—	—	530,448	—	(64,244)	—	466,204	4,415

Exercise of stock options	5,886,520	353	—	87,913	—	—	—	—	88,266	—
Non-cash stock-based compensation	—	—	—	—	—	37,547	—	—	37,547	—
Excess tax benefit on stock options	—	—	—	3,814	—	—	—	—	3,814	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	8
Dividends (Euro 0.49 per ordinary share)	—	—	—	—	(227,386)	—	—	—	(227,386)	(4,748)
Allocation of legal reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of December 31, 2012	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of December 31, 2013	—	—	—	—	608,230	—	(283,223)	—	325,007	787

Exercise of stock options	4,322,476	259	—	75,007	—	—	—	—	75,266	—
Non-cash stock-based compensation	—	—	—	—	—	25,547	—	—	25,547	—
Excess tax benefit on stock options	—	—	—	8,314	—	—	—	—	8,314	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Change in the consolidation perimeter	—	—	—	—	(989)	—	—		(989)	(2,051)
Dividends (Euro 0.58 per ordinary share)	—	—	—	—	(273,689)	—	—	—	(273,689)	(3,497)
Allocation of legal reserve	—	—	88	—	(88)	—	—	—	—	—

Balance as of December 31, 2013	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Amounts in thousands of Euro)	Note Reference	2013	2012 Restated(*)	2011 Restated(*)

Income before provision for income taxes		956,366	844,447	685,161
Stock-based compensation	32	28,078	41,365	44,496
Depreciation, amortization and impairment	10/11	366,653	358,281	323,889
Net loss on disposals of fixed assets and intangible assets	10/11	15,609	32,700	16,570
Financial expenses		100,392	138,140	121,067
Other non-cash items(**)		—	14,237	(19,710)
Changes in accounts receivable		(16,827)	(34,568)	(16,441)
Changes in inventories		11,785	(80,534)	(30,520)
Changes in accounts payable		12,538	61,472	51,053
Changes in other assets/liabilities		(30,433)	51,303	(3,912)
Total adjustments		487,794	582,395	486,492
Cash provided by operating activities		1,444,160	1,426,842	1,171,653
Interest paid		(94,456)	(120,762)	(122,520)
Taxes paid		(427,857)	(265,651)	(228,235)
Net Cash provided by operating activities		921,847	1,040,430	820,898
Additions of property, plant and equipment	10	(274,114)	(261,518)	(228,634)
Disposals of property plant and equipment	10	2,366	—	—
Purchases of businesses—net of cash acquired(***)	4	(73,015)	(99,738)	(123,600)
Sales of businesses		13,553	—	—
Investments in equity investees(****)	12	(47,507)	—	—
Additions to intangible assets	11	(101,085)	(117,005)	(107,646)

Cash used in investing activities		(479,801)	(478,261)	(459,880)

Long-term debt:
—Proceeds	21	4,504	512,700	250,610
—Repayments	21	(327,068)	(935,173)	(230,447)
Increase in short-term lines of credit		—	—	14,270
(Decrease) in short-term lines of credit	15	(44,303)	(102,018)	—
Exercise of stock options		75,266	88,267	18,210
(Purchase)/sale of treasury shares		—	—	(10,473)
Dividends	33	(277,186)	(232,134)	(206,617)

Cash used in financing activities		(568,787)	(668,358)	(164,447)

Increase/(decrease) in cash and cash equivalents		(126,742)	(106,190)	196,571

Cash and cash equivalents, beginning of the period		790,093	905,100	679,852

Effect of exchange rate changes on cash and cash equivalents		(45,355)	(8,817)	28,677

Cash and cash equivalents, end of the period		617,995	790,093	905,100

(*)
Prior year amounts were restated following the adoption of IAS 19 R. See Note 2 to the Consolidated Financial Statements as of December 31, 2013.

(**)
Other non-cash items in 2012 included expenses incurred for the reorganization of the Australian business for Euro 14.2 million.

Other non-cash items in 2011 included a gain resulting from business acquisitions for Euro (19.0) million and other non-cash items for Euro (0.7) million.

(***)
Purchases of businesses—net of cash acquired in 2013 included the purchase of Alain Mikli International S.A. for Euro (71.9) million.

Purchases of businesses—net of cash acquired in 2012 included the purchase of Tecnol—Técnica Nacional de Oculos Ltda for Euro (66.4) million, the purchase of a retail chain in Spain and Portugal for Euro (21.9) million and other minor acquisitions for Euro (11.4) million.

Purchases of businesses—net of cash acquired in 2011 included the purchase of the remaining 60% of Multiópticas Internacional S.L. for Euro 89.8 million, the purchase of two retail chains in Mexico for Euro 19 million, and other minor acquisitions for Euro 14.8 million.

(****)
The change in investment in 2013 relates to the purchase of 36.33% of the share capital of Salmoiraghi & Viganò.

Luxottica Group S.p.A.
Registered office at Via C. Cantù 2—20123 Milan
 Share capital € 28,653,640.38
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2013

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

        Through its retail operations, as of December 31, 2013, the Company owned and operated 6,472 retail locations worldwide and franchised an additional 579 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley, Inc. ("Oakley") and Multiópticas Internacional S.L.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of all retail divisions for the 52-week periods for fiscal years 2013, 2012 and 2011. The use of a calendar fiscal year by these entities would not have had a material impact on the consolidated financial statements.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on February 27, 2014.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2013 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

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

        Prior year amounts were restated following the adoption of IAS 19 R. See note 2 for additional information.

        In addition, certain prior year comparative information in the financial statements has been revised to conform to the current year presentation. The revision relates to the reclassification of the warehouse

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

and freight-in shipping expenses of certain subsidiaries of the Company from operating expenses (primarily general and administrative expenses) to cost of sales. The Company has determined that the revision, totaling Euro 56.9 million in 2012 and Euro 48.8 million in 2011, is immaterial to the previously reported financial statements and does not impact any of the Group's key financial indicators.

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

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is generally presumed with an ownership of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

non-controlling interest in the acquiree at either fair value or the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group makes a new assessment of the net assets acquired and any residual difference is recognized directly in the consolidated statement of income.

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

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

        Investments in associates are tested for impairment in case there are indicators that their recoverable amount is lower than their carrying value.

        Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20%, are originally recorded at cost and subsequently measured at fair value. Changes in fair value are recorded in the consolidated statement of comprehensive income.

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

COMPOSITION OF THE GROUP

        During 2013, the composition of the Group changed due to the acquisition of Alain Mikli International SA ("Alain Mikli").

        On March 25, 2013, the Group subscribed to shares, as part of a capital injection corresponding to a 36.33% equity stake in the Italian optical retailer Salmoiraghi & Viganò. The price paid for the investment, which is accounted for using the equity method, was Euro 45 million.

        Please refer to Note 4 "Business Combinations," and Note 11 "Goodwill and Intangible assets" for a description of the primary changes to the composition of the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

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
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold Improvements	The lower of useful life and the residual duration of the lease contract

        Depreciation ceases when it is classified as held for sale, in compliance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations."

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repair and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        The net carrying amount of the qualifying items of property, plant and equipment as well as their useful lives are assessed, if necessary, at each balance sheet date. Their net carrying amount written down if it is lower than their recoverable amount.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Trademarks are amortized on a straight-line basis over periods ranging between 15 and 25 years. Distributor network, customer relation contracts and lists are amortized on a straight-line basis or on an accelerated basis (projecting diminishing cash flows) over periods ranging between 3 and 25 years. Other intangible assets are amortized on a straight-line basis over periods ranging between 3 and 7 years.

Impairment of assets

        Intangible assets with an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Tangible assets and intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, tangible and intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets with a definite useful life are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current or non-current assets based on their maturity and are initially recognized at fair value.

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

        (c)   Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized as financial income/expense.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income ("OCI") . The cumulative gain or loss is removed from OCI and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in OCI at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments do not fully meet the criteria for hedge accounting pursuant to IAS 39 and are marked to market at the end of each reporting period, with changes in fair value are recognized in the consolidated statement of income.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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
As of DECEMBER 31, 2013

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

        Wholesale division revenues are recognized from sales of products at the time title and the risks and rewards of ownership of the goods are assumed by the customer. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale and, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail division revenues are recognized upon receipt by the customer at the retail location. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The retail division also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

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

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        (f)    Valuation of intangible assets with a definite useful life (trademarks and other intangibles). The useful lives of these intangible assets are assessed for appropriateness on an annual basis; and

        (g)   Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

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

New standards and amendments that are effective for reporting periods beginning on or after January 1, 2013.

        Amendments to IAS 19—Employee benefits. The amendments to the standard require that the expense for a funded benefit plan include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. Furthermore, actuarial gains and losses are recognized immediately in other comprehensive income (OCI) and will not be recycled to profit and loss in subsequent periods.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

2. NEW ACCOUNTING PRINCIPLES (Continued)

        The amendments are applied retrospectively to all periods presented. As a result of the application of this amended standard, income from operations decreased by Euro 11.9 million and Euro 10.1 million, net income attributable to Luxottica stockholders decreased by Euro 7.3 million and Euro 6.2 million, OCI increased by Euro 7.3 million and Euro 6.2 million, basic earnings per share decreased by Euro 0.02 and Euro 0.01 and diluted earnings per share decreased by Euro 0.01 and Euro 0.02 in 2012 and 2011, respectively.

        IFRS 10—Consolidated financial statements. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control. The standard, published in May 2011, had no impact on the consolidated financial statements of the Group.

        IFRS 11—Joint ventures. The standard focuses on the rights and obligations of the arrangement, rather than on its legal form. There are two types of joint arrangements. Joint operations arise where the joint operators have rights and obligations related to the arrangements. Joint ventures arise where the joint operators have rights to the net assets of the arrangement. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control. Proportionate consolidation is no longer allowed. The standard, published in May 2011, had no impact on the consolidated financial statements of the Group.

        IFRS 12—Disclosures of interests in other entities. The standard includes disclosure requirements for all forms of interests in other entities. The standard, published in May 2011, had no significant impact on the consolidated financial statements of the Group.

        Amendments to IFRS 10, 11 and 12. The amendments provide guidelines on the comparative information. The standard, published in July 2012, had no impact on the consolidated financial statements of the Group.

        IAS 27 (revised 2011)—Separate financial statements. The standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The standard, published in May 2011, had no impact on the consolidated financial statements of the Group.

        IAS 28 (revised 2011)—Associates and Joint ventures. The standard includes the requirements for joint ventures, as well as associates, to be accounted for using the equity method following the issue of IFRS 11. The standard, published in May 2011, had no impact on the consolidated financial statements of the Group.

        Amendments to IAS 1—Financial statements presentation regarding other comprehensive income. The amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). The amendments do not change the existing option to present an entity's performance in two statements and do not address the content of performance statements. The new presentation requirements have been applied to all periods presented.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

2. NEW ACCOUNTING PRINCIPLES (Continued)

        IFRS 13—Fair value measurements The standard provides a precise definition of fair value and a single source of fair value measurement. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The standard, published by the IASB in May 2012, had no significant impact on the consolidated financial statements of the Group as the methodologies to calculate the fair value introduced by the new standard do not differ from those that were already used by the Group.

        Amendments to IFRS 7—Financial Instruments: Disclosures on offsetting financial assets and financial liabilities. The amendments enhance current offsetting disclosures in order to facilitate the comparison between those entities that prepare IFRS financial statements and those that prepare financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). The standard, published by the IASB in December 2011, had no significant impact on the consolidated financial statements of the Group.

        On May 17, 2012 the IASB issued the following IFRS amendments, which had no significant impact on the consolidated financial statements of the Group.

  •
  IFRS 1—First time adoption.

  •
  IAS 1—Financial statement presentation.

  •
  IAS 16—Property, plant and equipment.

  •
  IAS 32—Financial instruments: Presentation.

  •
  IAS 34—Interim financial reporting.

New standards and amendments that are effective for reporting periods beginning after January 1, 2014 and not early adopted.

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

        Amendments to IAS 32—Financial instruments. The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The standard, published in December 2011, is effective for annual periods beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

2. NEW ACCOUNTING PRINCIPLES (Continued)

        Amendments to IAS 36—Impairment of assets. The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposals. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of the standard will not have a significant impact on the consolidated financial statements of the Group.

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

        If the Euro/USD exchange rate increases by 10% as compared to the actual 2013 and 2012 average exchange rates and all other variables remain constant, the impact on net income and equity would have been a decrease of Euro 72.8 million and Euro 56.7 million in 2013 and 2012, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2013 and 2012 average exchange rates and all other variables remain constant, the impact on net income and equity would have been an increase of Euro 89.0 million and Euro 69.3 million in 2013 and 2012, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

3. FINANCIAL RISKS (Continued)

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2013 and 2012, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates.

        (c)   Credit risk

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

        Furthermore, the assessment of the losses incurred in previous years is taken into consideration in order to determine the balance of the bad debt provision.

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience and other factors. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors. The utilization of credit limits is regularly monitored through automated controls.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

3. FINANCIAL RISKS (Continued)

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

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings (A rating from S&P and A2 rating from Moody's), as defined in the policy.

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

  –
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  –
  utilizes different sources of financing and, as of December 31, 2013, had unused lines of credit of approximately Euro 1,242.6 million (of which Euro 500.0 million are committed lines);

  –
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

  –
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  –
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges; and

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

3. FINANCIAL RISKS (Continued)

  –
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2013 and December 31, 2012. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2013
Cash and cash equivalents	617,995	—	—	—
Derivatives receivable	6,039	—	—	—
Accounts receivable	680,296	—	—	—
Other current assets	84,546	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2012
Cash and cash equivalents	790,093	—	—	—
Derivatives receivable	6,048	—	—	—
Accounts receivable	698,755	—	—	—
Other current assets	48,377	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2013
Debt owed to banks and other financial institutions	334,964	613,565	191,511	894,470
Derivatives payable	1,471	—	—	—
Accounts payable	681,151	—	—	—
Other current liabilities	473,411	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2012
Debt owed to banks and other financial institutions	416,538	1,107,256	229,120	1,086,670
Derivatives payable	1,119	—	—	—
Accounts payable	682,588	—	—	—
Other current liabilities	534,422	—	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

3. FINANCIAL RISKS (Continued)

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

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2013 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 3.0 million (Euro 3.0 million as of December 31, 2012) or a maximum increase of Euro 3.0 million (Euro 3.0 million as of December 31, 2012).

        All IRS agreements expired as of May 29, 2013. As of December 31, 2012, in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders' equity reserves would have been, greater/lower by Euro 0.2 million, net of tax effect in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2013 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.0)	—	3.0	—
Hedging derivatives (cash flow hedges)	—	—	—	—

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2012 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.0)	—	3.0	—
Hedging derivatives (cash flow hedges)	—	0.2	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

3. FINANCIAL RISKS (Continued)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2013
Cash and cash equivalents	—	617,995	—	—	—	—	617,995	6
Accounts receivable	—	680,296	—	—	—	—	680,296	7
Other current assets	6,039	84,546	—	—	—	—	90,856	9
Other non-current assets	—	57,390	—	—	—	—	57,390	13
Short-term borrowings	—	44,921	—	—	—	—	44,921	15
Current portion of long-term debt	—	318,100	—	—	—	—	318,100	16
Accounts payable	—	681,151	—	—	—	—	681,151	17
Other current liabilities	—	473,411	—	—	1,471		474, 882	20
Long-term debt	—	1,716,410	—	—	—	—	1,716,410	21
Other non-current liabilities	—	71,688	—	—	—	—	71,688	24

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2012
Cash and cash equivalents	—	790,093	—	—	—	—	790,093	6
Accounts receivable	—	698,755	—	—	—	—	698,755	7
Other current assets	6,048	48,377	—	—	—	—	54,425	9
Other non-current assets	—	62,718	—	—	—	—	62,718	13
Short-term borrowings	—	90,284	—	—	—	—	90,284	15
Current portion of long-term debt	—	310,072	—	—	—	—	310,072	16
Accounts payable	—	682,588	—	—	—	—	682,588	17
Other current liabilities	—	534,422	—	—	681	438	535,541	20
Long-term debt	—	2,052,107	—	—	—	—	2,052,107	21
Other non-current liabilities	—	52,702	—	—	—	—	52,702	24

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
As of DECEMBER 31, 2013

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

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2013, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

        (g)   Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13.

        IFRS 13 refer to valuation hierarchy techniques that are based on three levels:

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

        The Group determined the fair value of the derivatives existing on December 31, 2013 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

3. FINANCIAL RISKS (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,039	—	6,039	—
Foreign Exchange Contracts	Other current liabilities	1,471	—	1,471	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2012
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,048	—	6,048	—
Foreign Exchange Contracts	Other current liabilities	1,119	—	1,119	—

        As of December 31, 2013 and 2012, the Group did not have any Level 3 fair value measurements.

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

4. BUSINESS COMBINATIONS

        On January 23, 2013, the Company completed the acquisition of Alain Mikli, a French luxury and contemporary eyewear company. The consideration for the acquisition was Euro 85.2 million. The purchase price paid in 2013, including the assumption of approximately Euro 15.0 million of Alain Mikli's debt, totaled Euro 91.0 million, excluding advance payments made in 2012 and receivables from Alain Mikli. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The acquisition furthers the Group's strategy of continually strengthening of its brand portfolio.

        The valuation process to calculate the fair value of the acquired Alain Mikli net assets was concluded as of the date these financial statements were authorized for issue.

        The difference between the consideration paid and the net assets acquired was recorded as goodwill and intangible assets of Euro 58.7 million and Euro 33.5 million, respectively. The goodwill is not tax-deductible and primarily reflects the synergies that the Group estimates it will derive from the acquisition.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

4. BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Consideration	85,179
Cash and cash equivalents acquired	(3,771)
Debt acquired	18,304

Total consideration	99,712

Recognized amount of net identifiable assets
Accounts receivable—net	9,975
Inventory	11,397
Other current receivables	4,156
Fixed assets	3,470
Trademarks and other intangible assets	33,800
Investments	113
Other long-term receivables	6,642
Accounts payable	(10,708)
Other current liabilities	(5,590)
Income tax payable	(231)
Deferred tax liabilities	(9,014)
Other long-term liabilities	(2,996)

Total net identifiable assets	41,012

Goodwill	58,700

Total	99,712

        Transaction-related costs of approximately Euro 1.2 million were expensed as incurred.

        On April 25, 2013, Sunglass Hut Mexico ("SGH Mexico"), a subsidiary of the Company, acquired the sun business of Grupo Devlyn S.A.P.I. de C.V. ("Devlyn"). As a result of the acquisition, the shareholders of Devlyn received a minority stake in SGH Mexico of 20% and a put option to sell the shares to the Company, while the Company was granted a call option on the minority stake. The exercise price of the options was estimated based on the expected EBITDA, net sales and net financial position at the end of the lock-up period identified in the contract. The acquisition of the Company's interest in Devlyn was accounted for as a business combination in accordance with IFRS 3. In particular, the Group recorded provisional goodwill of approximately Euro 6.0 million and a liability for the present value of the put option of approximately Euro 9.5 million. The valuation of the net assets acquired will be completed within the twelve-month period subsequent to the acquisition. The transaction furthers the Group's strategy of increasing its presence in Latin America.

        On January 20, 2012, the Group completed the acquisition of the Brazilian entity Tecnol—Técnica Nacional de Oculos Ltda. ("Tecnol"). The total consideration paid was approximately BRL 181.8 million (approximately Euro 72.5 million) with BRL 143.7 million (approximately Euro 57.2 million) paid in January 2012 and BRL 38.4 million (approximately Euro 15.3 million) paid in October 2012. Additionally the Group assumed Tecnol net debt amounting to approximately Euro 30.3 million.The acquisition

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

4. BUSINESS COMBINATIONS (Continued)

furthers the Group's strategy of continued expansion of its wholesale business and acquiring a manufacturing facility in South America. The goodwill of Euro 88.8 million from the acquisition mainly reflects (i) a reduction in customs duties and transportation costs and more rapid and direct access to the Brazilian market, (ii) the Tecnol qualified workforce that possesses the know-how necessary to quickly apply the production processes developed by the Group and (iii) the benefit of Tecnol's existing wholesale and distribution channels.

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

        On July 31, 2012, the Group completed the acquisition of more than 120 Sun Planet branded sun specialty stores in Spain and Portugal from Multiópticas Internacional. In 2011, Luxottica acquired the Sun Planet retail chain in Latin America from the same seller. The consideration paid was Euro 23.8 million. Sun Planet operates approximately 90 sunglass retail locations in Spain and approximately 30 in Portugal, mainly in select malls and tourist destinations.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

4. BUSINESS COMBINATIONS (Continued)

        Goodwill of Euro 15.3 million arising from the 2012 acquisition is mainly due to the benefit of Sun Planet's existing retail channels.

        The Company uses various methods to calculate the fair value of the Sun Planet assets acquired and the liabilities assumed. The purchase price allocation was completed in 2013 and resulted in no changes from the estimates made in 2012. The difference between the consideration paid and the net assets acquired was recorded as goodwill and intangible assets.

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
As of DECEMBER 31, 2013

5. SEGMENT INFORMATION (Continued)

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

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

2013
Net sales(a)	2,991,297	4,321,314	—	7,312,611
Income from operations(b)	649,108	585,516	(178,951)	1,055,673
Interest income	—	—	—	10,072
Interest expense	—	—	—	(102,132)
Other-net	—	—	—	(7,274)
Income before provision for income taxes	—	—	—	956,366
Provision for income taxes	—	—	—	(407,505)
Net income	—	—	—	548,861
Of which attributable to:
Luxottica stockholders	—	—	—	544,696
Non-controlling interests	—	—	—	4,165
Capital expenditures	157,165	212,547		369,711
Depreciation and amortization	108,993	172,804	84,834	366,631
2012(1)
Net sales(a)	2,773,073	4,313,069	—	7,086,142
Income from operations (restated)(b)	604,494	552,691	(187,046)	970,139
Interest income	—	—	—	18,910
Interest expense	—	—	—	(138,140)
Other-net	—	—	—	(6,463)
Income before provision for income taxes (restated)	—	—	—	844,447
Provision for income taxes (restated)	—	—	—	(305,891)
Net income (restated)	—	—	—	538,556
Of which attributable to:
Luxottica stockholders (restated)	—	—	—	534,375
Non-controlling interests	—	—	—	4,181
Capital expenditures	148,001	224,890	—	372,891 (2)
Depreciation and amortization	100,956	170,988	86,337	358,281

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

5. SEGMENT INFORMATION (Continued)

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

2011(1)
Net sales(a)	2,456,341	3,766,142	—	6,222,483
Income from operations (restated)(b)	529,073	436,869	(158,802)	807,140
Interest income	—	—	—	12,472
Interest expense	—	—	—	(121,067)
Other-net	—	—	—	(3,273)
Income before provision for income taxes (restated)	—	—	—	685,161
Provision for income taxes (restated)	—	—	—	(233,093)
Net income (restated)	—	—	—	452,068
Of which attributable to:
Luxottica stockholders (restated)	—	—	—	446,111
Non-controlling interests	—	—	—	5,957
Capital expenditures	153,229	205,094	—	358,323 (3)
Depreciation and amortization	85,765	148,292	89,831	323,888

(1)
2012 and 2011 amounts were restated following the adoption of IAS 19 R. See Note 2.

(2)
Capital expenditures in 2012 include capital leases of the retail division of Euro 7.9 million. Capital expenditures excluding the above-mentioned additions were Euro 365.0 million.

(3)
Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25.0 million and (ii) capital leases of the retail division of Euro 25.6 million. Capital expenditures excluding the above-mentioned additions were Euro 307.5 million.

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales. Income from operations was restated following the adoption of IAS 19 R. See Note 2.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Information by geographic area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong, Singapore and Japan) and Other (which includes all other geographic locations, including

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

5. SEGMENT INFORMATION (Continued)

South and Central America and the Middle East). Sales are attributed to geographic segments based on the customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia- Pacific(3)	Other	Consolidated

2013
Net sales	1,442,789	4,123,783	917,762	828,277	7,312,611
Long-lived assets (at year end)	335,979	578,462	220,139	48,656	1,183,236
2012
Net sales	1,317,332	4,122,889	897,491	748,430	7,086,142
Long-lived assets (at year end)	342,394	591,358	213,401	45,241	1,192,394
2011
Net sales	1,243,280	3,605,314	779,718	594,171	6,222,483
Long-lived assets (at year end)	340,648	594,722	200,134	33,562	1,169,066

(1)
Long-lived assets, net located in Italy represented 26%, 26% and 27% of the Group's total fixed assets as of December 31, 2013, 2012 and 2011, respectively. Net sales recorded in Italy were Euro 0.3 billion in 2013, 2012 and 2011, respectively.

(2)
Long-lived assets, net located in the United States represented 45%, 47% and 48% of the Group's total fixed assets as of December 31, 2013, 2012 and 2011, respectively. Net sales recorded in the United States were Euro 3.8 billion, Euro 3.8 billion and Euro 3.3 billion in 2013, 2012 and 2011, respectively.

(3)
Long-lived assets, net located in China represented 12%, 10% and 8% of the Group's total fixed assets as of December 31, 2013, 2012 and 2011, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2013	2012

Cash at bank	607,499	779,683
Checks	7,821	7,506
Cash and cash equivalents on hand	2,676	2,904

Total	617,995	790,093

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

7.  ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,
	2013	2012

Accounts receivable	715,527	733,854
Allowance for doubtful accounts	(35,231)	(35,098)

Total accounts receivable	680,296	698,755

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2013	2012	2011

Balance as of January 1	35,098	35,959	33,368
Increases	5,534	3,941	5,612
Decreases	(4,313)	(4,212)	(2,625)
Translation difference and other	(1,088)	(590)	(396)

Balance as of December 31	35,231	35,098	35,959

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2013, the gross amount of accounts receivable was equal to Euro 715.5 million (Euro 733.9 million as of December 31, 2012), including an amount of Euro 23.4 million covered by insurance and other guarantees (3.3% of gross receivables). The bad debt fund as of December 31, 2013 amounted to Euro 35.2 million (Euro 35.1 million as of December 31, 2012).

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

7.  ACCOUNTS RECEIVABLE (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

December 31, 2013 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue

Receivables of the Wholesale segment classified as GOOD	543,789	(6,134)	537,655	41,298	31,060	10,237
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	15,176	(2,224)	12,951	21,046	5,752	15,294
Receivables of the Wholesale segment classified as RISK	28,530	(23,200)	5,330	4,599	255	4,343
Receivables of the Retail segment	128,033	(3,673)	124,360	14,173	5,590	8,586

Total	715,527	(35,231)	680,296	81,116	42,657	38,460

December 31, 2012 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue

Receivables of the Wholesale segment classified as GOOD	567,162	(9,530)	557,632	62,558	38,215	24,344
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	12,224	(2,528)	9,695	3,438	515	2,923
Receivables of the Wholesale segment classified as RISK	20,071	(18,712)	1,359	1,744	456	1,288
Receivables of the Retail segment	134,398	(4,329)	130,069	13,120	7,446	5,674

Total	733,854	(35,098)	698,755	80,860	46,631	34,229

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

7.  ACCOUNTS RECEIVABLE (Continued)

        As of December 31, 2013, the amount of overdue receivables which were not included in the bad debt fund was equal to 11.3% of gross receivables (11.0% as of December 31, 2012) and 11.9% of receivables net of the bad debt fund (11.6% as of December 31, 2012). The Group does not expect any additional losses over amounts already provided for.

8.  INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2013	2012

Raw materials	163,809	154,403
Work in process	36,462	59,565
Finished goods	612,814	625,386
Less: inventory obsolescence reserves	(114,135)	(110,588)

Total	698,950	728,767

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Other(1)	Utilization	Balance at end of period

2011	96,552	45,776	13,187	(64,953)	90,562
2012	90,562	67,894	(3,930)	(43,938)	110,588
2013	110,588	74,094	(355)	(70,193)	114,135

(1)
Other includes translation differences for the period.

9.  OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2013	2012

Sales taxes receivable	47,105	15,476
Short-term borrowings	770	835
Prepaid expenses	1,418	2,569
Other assets	41,293	35,545
Total financial assets	90,586	54,425
Income tax receivable	46,554	47,354
Advances to suppliers	19,546	15,034
Prepaid expenses	51,469	74,262
Other assets	30,606	18,175
Total other assets	148,175	154,825

Total other assets	238,761	209,250

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

9.  OTHER ASSETS (Continued)

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 6.0 million as of December 31, 2013 (Euro 6.0 million as of December 31, 2012), as well as other financial assets of the North America retail division totaling Euro 12.1 million as of December 31, 2013 (Euro 13.2 million as of December 31, 2012).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 30.6 million as of December 31, 2013 (Euro 18.2 million as of December 31, 2012).

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

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2012
Historical cost	893,948	983,164	38,087	582,779	2,497,978
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(311,113)	(1,338,542)
Total as of January 1, 2012	488,422	370,037	29,311	271,666	1,159,436
Increases	55,700	112,415	—	101,300	269,415
Decreases	(13,713)	—	—	(15,288)	(29,001)
Business combinations	850	8,904	—	2,765	12,519
Translation difference and other	2,478	9,349	—	(18,820)	(6,993)
Depreciation expense	(58,104)	(95,008)	(1,561)	(58,310)	(212,983)

Total balance as of December 31, 2012	475,633	405,697	27,750	283,313	1,192,394

Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Total as of December 31, 2012	475,633	405,697	27,750	283,313	1,192,394

Increases	49,600	105,885	58	118,570	274,114
Decreases	(4,235)	(4,337)	—	(6,707)	(15,279)
Business combinations	2,367	85	—	857	3,309
Translation difference and other	(7,751)	12,423	—	(63,217)	(58,545)
Depreciation expense	(59,603)	(93,856)	(1,555)	(57,742)	(212,757)

Total balance as of December 31, 2013	456,011	425,898	26,252	275,075	1,183,236

Of which:
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total balance as of December 31, 2013	456,011	425,898	26,252	275,075	1,183,236

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

10.  PROPERTY, PLANT AND EQUIPMENT (Continued)

        The 2013 and 2012 increases in Property, plant and equipment due to business combinations were mainly due to the acquisition of Alain Mikli and Tecnol respectively. Please refer to Note 4 "Business Combinations" for further details on the Alain Mikli and Tecnol acquisitions.

        Of the total depreciation expense of Euro 212.8 million (Euro 213.0 million and 196.0 million in 2012 and 2011, respectively), Euro 72.3 million (Euro 69.5 million and Euro 60.6 million in 2012 and 2011, respectively) is included in cost of sales, Euro 110.1 million (Euro 114.8 million and Euro 108.5 million in 2012 and 2011, respectively) in selling expenses; Euro 5.3 million (Euro 3.9 million and Euro 4.4 million in 2012 and 2011, respectively) in advertising expenses; and Euro 25.0 million (Euro 24.8 million and Euro 22.5 million in 2012 and 2011, respectively) in general and administrative expenses.

        Capital expenditures in 2013 and 2012 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores where the leases were extended during the period.

        Other equipment includes Euro 70.9 million for assets under construction as of December 31, 2013 (Euro 66.9 million as of December 31, 2012) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 149.5 million and Euro 153.1 million as of December 31, 2013 and December 31, 2012, respectively.

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets as of December 31, 2012 and 2013, were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2012
Historical cost	3,090,563	1,576,008	229,733	22,181	464,999	5,383,484
Accumulated amortization		(660,958)	(68,526)	(7,491)	(205,026)	(942,001)

Total	3,090,563	915,050	161,208	14,690	259,973	4,441,484

Increases	—	187	—	—	116,819	117,005
Decreases	—	—	—	—	(3,751)	(3,751)
Business combinations	107,123	12,057	21,806	—	11,146	152,132
Translation difference and other	(48,916)	(6,572)	(3,370)	(255)	(8,003)	(67,117)
Impairment and amortization expense	—	(70,882)	(15,468)	(1,117)	(57,831)	(145,298)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of December 31, 2012	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Historical cost	3,148,770	1,563,447	247,730	21,752	547,254	5,528,953
Accumulated amortization		(713,608)	(83,553)	(8,433)	(228,902)	(1,034,496)

Total as of December 31, 2012	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	41	—	—	100,741	100,783
Decreases	—	—	—	—	(3,470)	(3,470)
Business combinations/disposals	67,328	23,806	—	—	4,107	95,241
Translation difference and other	(170,882)	(44,110)	(11,064)	(536)	(169)	(226,761)
Amortization expense	—	(68,683)	(14,640)	(1,081)	(69,494)	(153,897)

Balance as of December 31, 2013	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total as of December 31, 2013	3,045,216	760,894	138,473	11,702	350,068	4,306,353

        The 2013 and 2012 increases in goodwill and intangible assets due to business combinations were mainly due to the acquisition of Alain Mikli (Euro 92.2 million) and Tecnol (Euro 127.2 million). Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of intangible assets of Euro 153.9 million (Euro 145.3 million and Euro 127.9 million in 2012 and 2011, respectively), Euro 140.5 million (Euro 132.8 million and Euro 124.7 million in 2012 and 2011, respectively) is included in general and administrative expenses, Euro 8.5 million (Euro 6.3 million and Euro 3.2 million in 2012 and 2011, respectively) is included in selling expenses and Euro 4.9 million (Euro 6.2 million and Euro 3.2 million in 2012 and 2011, respectively) is included in cost of sales.

        Other intangible assets includes internally generated assets of Euro 61.4 million (Euro 57.4 million as of December 31, 2012).The increase in intangible assets is mainly due to the implementation of a new IT infrastructure, which started in 2008.

Impairment of goodwill

        Pursuant to IAS 36—Impairment of Assets, the Group has identified the following four cash-generating units ("CGUs"): Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The CGUs reflect the distribution model adopted by the Group. The CGUs are periodically assessed based on the organizational changes that are made in the Group. There were no changes to the CGUs for fiscal years 2013 and 2012.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The value of goodwill allocated to each CGU is reported in the following table (amounts in thousands of Euro):

	2013	2012

Wholesale	1,201,605	1,203,749
Retail North America	1,332,758	1,388,263
Retail Asia-Pacific	324,988	376,414
Retail Other	185,865	180,344

Total	3,045,216	3,148,770

        The reduction in goodwill, mainly due to the weakening of the Euro which is the Group's reporting currency (Euro 170.2 million), was partially offset by the increases due to the acquisition of Alain Mikli for Euro 58.7 million and of Devlyn for Euro 6.0 million.

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America CGUs, since the value of goodwill allocated to these two units is a significant component of the Group's total goodwill.

        The recoverable amount of each CGU has been verified by comparing its net assets carrying amounts to its value in use.

        The main assumptions for determining the value in use are reported below and refer to both CGUs:

  •
  Growth rate: 2.0% (2.0% as of December 31, 2012)

  •
  Discount rate: 7.5% (7.8% as of December 31, 2012)

        The above long-term average growth rate does not exceed the rate which is estimated for the products, industries and countries in which the Group operates.

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

        The recoverable amount of CGUs has been determined by utilizing post-tax cash flow forecasts based on the Group's 2014-2016 three-year plan, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three-year projected cash flow period, a terminal value was estimated in order to reflect the value of the CGU in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. In percentage terms, the surplus of the recoverable amount of the CGU over the carrying amount was equal to 514% and 28% of the carrying amount of the Wholesale and Retail North America cash-generating units,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

respectively. A reduction in the recoverable amount of the CGU to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 32.7% for Wholesale and 9.05% for Retail North America; or (ii) the utilization of a negative growth rate for Wholesale and zero for Retail North America.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/-0.5 percent and discount rate changes of +/-0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 58.1 million (Euro 11.7 million as of December 31, 2012). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited for Euro 4.7 million (Euro 4.3 million as of December 31, 2012) and the acquisition of the 36.33% equity stake in Salmoiraghi & Viganò, an Italian optical retailer, which was valued at Euro 45.0 million and was completed on March 25, 2013. Transaction-related costs of Euro 0.9 million were expensed as incurred. The investment balance includes goodwill of Euro 20.4 million and trademarks of Euro 14.7 million. The following tables provide a roll-forward of the Group's investment from the acquisition date as well as the assets, liabilities and net sales of Salmoiraghi & Viganò:

As of January 1, 2013	—
Addition	45,000
Share of profit from associate	(2,433)

As of December 31, 2013	42,567

As of December 31, 2013

Total assets	177,495
Total liabilities	141,833
Net sales	118,641
Share of profit	(2,433)

Percentage held	36.33%

        The investment was analyzed under the applicable impairment test as of December 31, 2013 and it was determined that no loss is to be recorded in the consolidated financial statements as of December 31, 2013.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2013	2012

Other financial assets	57,390	62,718
Other assets	69,193	84,318

Total other non-current assets	126,583	147,036

        Other financial assets primarily include security deposits totaling Euro 28.7 million (Euro 34.3 million as of December 31, 2012).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 69.2 million (Euro 73.8 million as of December 31, 2012).

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2013 and December 31, 2012 is as follows:

(Amounts in thousands of Euro)	As of December 31, 2013	As of December 31, 2012

Deferred tax assets	172,623	169,662
Deferred tax liabilities	268,078	227,806

—Deferred tax liabilities (net)	95,455	58,144

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
Deferred tax assets (Amounts in thousands of Euro)
	2013	2012

—Deferred tax assets to be recovered within 12 months	163,907	187,602
—Deferred tax assets to be recovered after 12 months	190,813	212,561

	354,720	400,163

—Deferred tax liabilities to be recovered within 12 months	10,610	18,129
—Deferred tax liabilities to be recovered after 12 months	439,565	440,178

	450,175	458,307

—Deferred tax liabilities (net)	95,455	58,144

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The gross movement in the deferred income tax accounts is as follows:

(Amounts in thousands of Euro)	2013	2012

As of January 1	58,144	78,636
Exchange rate difference and other movements	8,491	16,932
Business combinations	9,009	4,898
Income statements	(13,174)	(28,910)
Tax charge/(credit) directly to equity	32,985	(13,412)
At December 31	95,455	58,144

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2012	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2012

Inventories	78,264	(2,013)	5,127	21,678	—	103,056
Self-insurance reserves	10,923	(137)	—	557	—	11,343
Net operating loss carry-forwards	16,191	3,657	(948)	(12,441)	—	6,459
Rights of return	11,194	3,234	1,103	551	—	16,082
Deferred tax on derivatives	7,484	55	—	(1,017)	(6,484)	38
Employee-related reserves	90,473	(13,837)	—	13,652	14,120	104,408
Occupancy reserves	18,275	(837)	—	928	—	18,366
Trade names	84,278	(2,553)	—	767	(67)	82,425
Fixed assets	10,369	3,658	—	202	—	14,229
Other	50,288	(18,286)	6,037	5,653	67	43,759

Total	377,739	(27,059)	11,319	30,530	7,636	400,163

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2012	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2012

Dividends	6,155	—	—	(592)	—	5,563
Trade names	233,729	(5,585)	23,433	(17,620)	—	233,957
Fixed assets	66,120	(24,358)	—	13,729	—	55,491
Other intangibles	140,682	16,372	(7,305)	2,093	—	151,842
Other	9,688	3,444	80	4,009	(5,767)	11,454

Total	456,375	(10,127)	16,208	1,619	(5,767)	458,307

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2013	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2013

Inventories	103,056	(5,486)	(16)	4,345	—	101,899
Self-insurance reserves	11,343	(431)	—	907	—	11,819
Net operating loss carry-forwards	6,459	481	387	8,368	—	15,695
Rights of return	16,082	1,714	1	(1,404)	—	16,394
Deferred tax on derivatives	38	1	—	83	(121)	—-
Employee-related reserves	104,408	(10,608)	—	(5,875)	(33,893)	54,032
Occupancy reserves	18,366	(1,730)	(169)	1,240	—	17,707
Trade names	82,425	(8,700)	2,248	(5,033)	—	70,939
Fixed assets	14,229	(3,318)	179	(292)	—	10,798
Other	43,759	3,421	(87)	8,344	—	55,437

Total	400,163	(24,656)	2,543	10,682	(34,014)	354,720

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2013	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2013

Dividends	5,563	—	—	1,819	—	7,383
Trade names	233,957	(17,321)	11,529	(20,284)	—	207,881
Fixed assets	55,491	(9,181)	41	5,548	—	51,899
Other intangibles	151,842	2,214	—	4,781	(6)	158,830
Other	11,454	8,125	(18)	5,645	(1,023)	24,181

Total	458,307	(16,163)	11,552	(2,491)	(1,029)	450,175

        Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 52.2 million in respect of losses amounting to Euro 201.9 million that can be carried forward against future taxable income. Additional losses of certain subsidiaries

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

amounting to Euro 25.9 million can be indefinitely carried forward. The breakdown of the net operating losses by expiration date is as follows:

Year ending December 31: (Amounts in thousands of Euro)

2014	20,866
2015	27,921
2016	19,077
2017	21,209
2018	24,033
Subsequent years	62,841

Total	175,946

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 2.5 billion and Euro 2.0 billion in 2013 and 2012, respectively, that are intended to be permanently invested. In connection with the 2013 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to dividends from earnings to be paid in 2014.

CURRENT LIABILITIES

15.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2013 and 2012, reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2013 and 2012, the Company had unused short-term lines of credit of approximately Euro 742.6 million and Euro 700.4 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 259.0 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2013, Euro 0.9 million was outstanding under these credit lines.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 99.8 million (USD 138 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2013, there were no amounts borrowed against these lines. However, there was Euro 36.9 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus a spread that may range from 0% to 0.20%, depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in note 21 "Long-term debt."

17.  ACCOUNTS PAYABLE

        Accounts payable were Euro 681.2 million as of December 31, 2013 (Euro 682.6 million as of December 31, 2012).

        The carrying value of accounts payable is approximately equal to their fair value.

18.  INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2013	2012

Current year income taxes payable	44,072	107,377
Income taxes advance payment	(34,595)	(41,027)

Total	9,477	66,350

19.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2011	4,899	5,620	1,796	9,927	31,094	53,337

Increases	1,647	7,395	10,525	11,229	18,233	49,029
Decreases	(5,981)	(8,186)	(132)	(8,383)	(12,736)	(35,419)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	14	(60)	(39)	(296)	(534)	(914)

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	923	7,969	42,258	12,842	20,552	84,544
Decreases	(909)	(6,823)	(11,089)	(10,711)	(20,582)	(50,114)
Business combinations	—	—	—	—	1,848	1,848
Foreign translation difference and other movements	405	(381)	20,609	164	580	21,377
Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

19.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The increase in the tax provision is mainly due to the accrual related to a tax audit on Luxottica S.r.l. for fiscal years subsequent to 2007 of approximately Euro 40.0 million.

20.  OTHER LIABILITIES

	As of December 31
(Amounts in thousands of Euro)	2013	2012

Premiums and discounts	2,674	4,363
Leasing rental	16,535	24,608
Insurance	10,008	9,494
Sales taxes payable	37,838	28,550
Salaries payable	228,856	245,583
Due to social security authorities	33,640	36,997
Sales commissions payable	9,008	9,252
Derivative financial liabilities	3,742	2,795
Royalties payable	1,729	1,196
Other liabilities	130,852	172,704

Total financial liabilities	474,882	535,541

Deferred income	9,492	2,883
Advances from customers	33,396	45,718
Other liabilities	5,280	5,516

Total liabilities	48,168	54,117

Total other current liabilities	523,050	589,658

NON-CURRENT LIABILITIES

21.  LONG-TERM DEBT

        Long-term debt was Euro 2,034.5 million and Euro 2,362.2 million as of December 31, 2013 and 2012.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

21.  LONG-TERM DEBT (Continued)

        The roll-forward of long-term debt as of December 31, 2013 and 2012, is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	5,254	5,254
Repayments	(70,000)	(15,063)	(45,500)	(173,918)	(22,587)	(327,068)
Loans assumed in business combinations	—	—	—	—	16,073	16,073
Amortization of fees and interests	735	1,877	124	96	4,419	7,251
Translation difference	—	(26,068)	(288)	(1,100)	(1,722)	(29,179)
Balance as of December 31, 2013	298,478	1,683,970	—	—	52,061	2,034,510

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2012	487,363	1,226,245	225,955	772,743	30,571	2,742,876

Proceeds from new and existing loans	—	500,000	—	—	33,133	533,133
Repayments	(120,000)	—	(181,149)	(607,247)	(38,159)	(946,555)
Loans assumed in business combinations	—	—	—	—	30,466	30,466
Amortization of fees and interests	380	9,104	484	16	(4,312)	5,672
Foreign translation difference	—	(12,124)	374	9,411	(1,075)	(3,415)

Balance as of December 31, 2012	367,743	1,723,225	45,664	174,922	50,624	2,362,178

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2013, we were in compliance with these financial covenants.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

21.  LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt as of December 31, 2013.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2013	Maturity

2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.75%	1.234%	November 30, 2014
Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for USD loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        Certain credit facilities that matured on or before December 31, including the USD Term Loan 2004—Tranche B, Oakley Term Loan 2007 Tranche D and Tranche E and Revolving Credit Facility Intesa 250, were hedged by interest rate swap agreements with various banks. The Tranche B swaps expired on March 10, 2012 and the Tranche D and E swaps expired on October 12, 2012. The Revolving Credit Facility Intesa 250 swaps expired on May 29, 2013.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014, the Notes were upgraded to an "A-" credit rating by Standard & Poor's Ratings Services ("Standard & Poor's").

        On April 29, 2013, the Group's Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are expected to be listed on the Luxembourg Stock Exchange.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A.. The facility matures on April 10, 2017 and was not drawn as of December 31, 2013.

        The fair value of long-term debt as of December 31, 2013 was equal to Euro 2,144.9 million (Euro 2,483.5 million as of December 31, 2012). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating. The above fair value does not include capital lease obligations.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

21.  LONG-TERM DEBT (Continued)

        On December 31, 2013, the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of December 31, 2013 matures as follows:

Year ended December 31, (Amounts in thousands of Euro)

2014	318,100
2015	613,565
2016	—
2017	98,745
2018 and subsequent years	987,236
Effect deriving from the adoption of the amortized cost method	16,864

Total	2,034,510

        Long-term debt includes finance lease liabilities of Euro 25.6 million (Euro 29.2 million as of December 31, 2012).

(Amounts in thousands of Euro)	2013	2012

Gross finance lease liabilities:
—no later than 1 year	4,967	5,098
—later than 1 year and no later than 5 years	15,109	15,771
—later than 5 years	10,082	13,845

	30,158	34,714

Future finance charges on finance lease liabilities	4,568	5,472

Present values of finance lease liabilities	25,590	29,242

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2013	2012

— no later than 1 year	3,799	3,546
— later than 1 year and no later than 5 years	12,338	12,703
— later than 5 years	9,453	12,993

	25,590	29,242

22.  EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 76.4 million (Euro 191.7 million as of December 31, 2012). The balance mainly included liabilities for termination indemnities of Euro 46.8 million (Euro 49.3 million as of December 31, 2012) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 29.6 million (Euro 142.4 million as of December 31, 2012). The reduction is mainly due to the increase in the discount rates used to calculate the liability.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2013 amounted to Euro 38.1 million (Euro 39.7 million as of December 31, 2012).

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

        This liability as of December 31, 2013 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        Contribution expense to pension funds was Euro 19.4 million, Euro 18.6 million and Euro 17.1 million for the years 2013, 2012 and 2011, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2013	2012	2011

ECONOMIC ASSUMPTIONS
Discount rate	3.15%	3.25%	4.60%
Annual TFR increase rate	3.00%	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2013	2012	2011

Liabilities at the beginning of the period	39,708	36,257	37,838
Expenses for interests	1,248	1,606	1,685
Actuarial loss (income)	(201)	4,532	(840)
Benefits paid	(2,660)	(2,687)	(2,426)

Liabilities at the end of the period	38,095	39,708	36,257

Pension funds

        Qualified Pension Plans—U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of U.S. Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan. In 2013, the Lux Pension Plan was amended so that employees hired on or after January 1, 2014 would not be eligible to participate.

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

        All plans operate under the U.S. regulatory framework. The plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the plans. The plans expose the Company to actuarial risks, such as longevity risk, currency risk, and interest rate risk. The Lux Pension Plan exposes the Company to market (investment) risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        The following tables provide key information pertaining to the Lux Pension Plan and SERPs (amounts in thousands of Euro).

Lux Pension Plan	Benefit Obligation	Plan Assets	Total
At January 1, 2011	409.316	(314.502)	94,814

Service Cost	19,171	2,299	21,470
Past service cost	(85)		(85)
Interest expense/(income)	21,323	(17,180)	4,143

Remeasurement:
Return on plan assets	—	18,651	18,651
(Gain)/loss from financial assumption changes	23,645	—	23,645
(Gain)/loss from demographic assumption changes	4,119	—	4,119
Experience (gains)/losses	1,287	—	1,287

Employer contributions	—	(45,100)	(45,100)
Benefit payment	(12,719)	12,719	—
Translation difference	17,681	(12,450)	5,231

At December 31, 2011	483,738	355,563	128,175

Lux Pension Plan	Benefit Obligation	Plan Assets	Total
At January 1, 2012	483,738	(355,563)	128,175

Service Cost	22,366	2,958	25,323
Interest expense/(income)	24,189	(19,033)	5,156

Remeasurement:
Return on plan assets	—	(33,504)	(33,504)
(Gain)/loss from financial assumption changes	59,781	—	59,781
(Gain)/loss from demographic assumption changes	310	—	310
Experience (gains)/losses	(6,020)	—	(6,020)

Employer contributions	—	(48,898)	(48,898)
Benefit payment	(15,210)	15,210	—
Translation difference	11,590	9,056	2,534

At December 31, 2012	557,564	(429,775)	127,789

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

Lux Pension Plan	Benefit Obligation	Plan Assets	Total
At January 1, 2013	557,564	(429,775)	127,789

Service Cost	24,896	2,034	26,930
Interest expense/(income)	23,476	(18,822)	4,654

Remeasurement:
Return on plan assets	—	(56,886)	(56,886)
(Gain)/loss from financial assumption changes	(51,367)	—	(51,367)
(Gain)/loss from demographic assumption changes	240	—	240
Experience (gains)/losses	5,086	—	5,086

Employer contributions	—	(38,566)	(38,566)
Benefit payment	(41,479)	41,479	—
Translation difference	(22,679)	21,239	(1,439)

At December 31, 2013	495,737	(479,297)	16,440

SERP	Benefit Obligation	Plan Assets	Total
At January 1, 2011	11,339	—	11,339

Service Cost	491	—	491
Past service cost	(453)	—	(453)
Interest expense/(income)	625	—	625

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	374	—	374
(Gain)/loss from demographic assumption changes	(85)	—	(85)
Experience (gains)/losses	608	—	608

Employer contributions	—	(969)	(969)
Benefit payment	(969)	969	—
Translation difference	415	—	415

At December 31, 2011	12,343	—	12,343

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

SERP	Benefit Obligation	Plan Assets	Total
At January 1, 2012	12,343	—	12,343

Service Cost	510	—	510
Interest expense/(income)	488	—	488

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	574	—	574
(Gain)/loss from demographic assumption changes	2	—	2
Experience (gains)/losses	578	—	578

Employer contributions	—	(3,915)	(3,915)
Benefit payment	(18)	18	—
Settlements	(3,897)	3,897	—
Translation difference	(192)	—	(192)

At December 31, 2012	10,388	—	10,388

SERP	Benefit Obligation	Plan Assets	Total
At January 1, 2013	10,388	—	10,388

Service Cost	211	—	211
Interest expense/(income)	423	—	423

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	(272)	—	(272)
(Gain)/loss from demographic assumption changes	2	—	2
Experience (gains)/losses	619	—	619

Employer contributions	—	(2,281)	(2,281)
Benefit payment	(20)	20	—
Settlements	(2,261)	2,261	—
Translation difference	(401)	—	(401)

At December 31, 2013	8,689	—	8,689

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        The following tables show the main assumptions used to determine the benefit cost and the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2013	2012	2013	2012

Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.10%	4.30%	5.10%	4.30%
Rate of compensation increase	6%/4%/3%	5%/3%/2%	6%/4%/3%	5%/3%/2%
Mortality Table	Static 2013	Static 2012	Static 2013	Static 2012

        U.S. Holdings' discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least USD 250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate. U.S. Holdings uses an assumption for salary increases based on a graduated approach of historical experience. U.S. Holdings' experience shows salary increases that typically vary by age.

        The sensitivity of the defined benefit obligation to changes in the significant assumptions is (amounts in thousands):

	Impact on defined benefit obligation
	Change in assumption			Decrease in assumption
		Increase in assumption

		Pension Plan	SERPs	Pension Plan	SERPs
Discount rate	1.0%	(58,638)	(587)	71,122	671
Rate of compensation increase	1% for each age group	6,190	323	(5,422)	(238)

        The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur. When calculating the sensitivity of the defined benefit obligations to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the liabilities recognized within the statements of financial position.

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
As of DECEMBER 31, 2013

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

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants, taking into account current market conditions. During 2013, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

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

        Contributions—U.S. Holdings expects to contribute Euro 48.5 million to its pension plan and Euro 1.5 million to the SERP in 2014.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

        Duration—The weighted average duration of the pension defined benefit obligations is 12.9 years while the weighted average duration of the SERPs is 8.9 years. The following table provides the undiscounted estimated future benefit payments (amounts in thousands):

Estimated Future Benefit Payments	Pension Plan	SERPs

2014	14,009	1,521
2015	16,658	199
2016	19,364	199
2017	22,785	469
2018	25,066	725
2019 - 2023	176,241	3,415

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2013 and 2012, was Euro 1.1 million and Euro 1.2 million, respectively.

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of each of December 31, 2013 and 2012, the accrued liability related to these benefits was Euro 0.5 million.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.6 million and Euro 0.7 million at December 31, 2013 and 2012, respectively.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2013, 2012 and 2011 was Euro 6.3 million, Euro 8.4 million and Euro 4.8 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2013, 2012 and 2011 was Euro 2.2 million, Euro 1.8 million and Euro 1.7 million, respectively.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

22. EMPLOYEE BENEFITS (Continued)

between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, U.S. Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 3.2 million and Euro 3.5 million at December 31, 2013 and 2012, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2013, 2012 and 2011 as well as the 2014 expected contributions are immaterial.

        For 2014, a 8.5% (9.0% for 2013) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.1% at December 31, 2013 and 4.3% at December 31, 2012.

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2011	8,598	23,763	36,397	11,643	80,400

Increases	2,824	7,129	12,089	2,015	24,057
Decreases	(2,812)	(6,323)	(5,128)	(1,196)	(15,460)
Business combinations	—	—	17,541	17,234	34,775
Translation difference and other movements	132	(520)	8	(3,781)	(4,161)

Balance as of December 31, 2012	8,741	24,049	60,907	25,915	119,612

Increases	4,060	9,014	6,987	436	20,497
Decreases	(2,172)	(8,586)	(265)	—	(11,023)
Business combinations	383	—	—	240	623
Translation difference and other movements	(1,069)	(997)	(22,073)	(8,028)	(32,165)

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.8 million (Euro 6.7 million as of December 31, 2012) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 3.1 million (Euro 2.8 million as of December 31, 2012).

        The Company is self-insured for certain types of losses (please refer to Note 19 "Short-term Provisions for Risks and Other Charges" for further details).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 74.2 million and Euro 52.7 million as of December 31, 2013 and 2012, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 40.3 million and Euro 40.6 million as of December 31, 2013 and 2012, respectively.

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2013 amounted to Euro 28,653,640.38 and was comprised of 477,560,673 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of December 31, 2012 amounted to Euro 28,394,291.82 and was comprised of 473,238,197 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 4,322,476 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 259,348.56 during 2013.

        The total options exercised in 2013 were 4,322,476, of which 21,300 refer to the 2004 Plan, 198,000 refer to the 2005 Plan, 1,100,000 refer to the Extraordinary 2006 Plan, 10,000 refer to the 2007 Plan, 344,770 refer to the 2008 Plan, 500,566 refer to the 2009 Plan (reassignment of the 2006/2007 Plans), 1,087,500 refer to the 2009 Extraordinary Plan (reassignment of the 2006 extraordinary plan), 192,000 refer to the 2009 Ordinary Plan, and 868,340 refer to the 2010 Plan.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Treasury shares

        Treasury shares were equal to Euro 83.1 million as of December 31, 2013 (Euro 91.9 million as of December 31, 2012). The decrease of Euro 8.8 million was due to grants to certain top executives of 523,800 treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2010 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 4,681,025 as of December 31, 2012 to 4,157,225 as of December 31, 2013.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 7.1 million and Euro 11.9 million as of December 31, 2013 and December 31, 2012, respectively. The decrease is primarily due to the payment of dividends of Euro 3.5 million and the acquisition of the remaining outstanding share capital of the subsidiary RayBan Sun Optics India Limited and partially offset by results for the period equal to Euro 4.2 million.

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2013	2012	2011

Interest expense on bank overdrafts	(213)	(2,869)	(2,024)
Interest expense on loans	(87,650)	(121,049)	(110,343)
Financial expense on derivatives	(7,548)	(7,684)	(6,541)
Other interest expense	(6,721)	(6,539)	(2,159)

Total interest expense	(102,132)	(138,140)	(121,067)

INTEREST INCOME	2013	2012	2011

Interest income on bank accounts	6,449	14,928	8,496
Financial income on derivatives	1,070	1,689	1,481
Interest income on loans	2,553	2,293	2,495

Total interest income	10,072	18,910	12,472

OTHER—NET	2013	2012	2011

Other—net from derivative financial instruments and translation differences	(7,951)	(1,109)	752
Other—net	704	(5,354)	(4,025)

Total other—net	(7,247)	(6,463)	(3,273)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2013	2012	2011

Current taxes	(420,668)	(334,801)	(252,044)
Deferred taxes	13,164	28,910	15,072

Total income tax provision	(407,505)	(305,891)	(236,972)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2013	2012	2011

Italian statutory tax rate	31.4%	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	5.0%	3.3%	2.4%
Accrual for tax audit of Luxottica S.r.l. of Euro 66.7 million (fiscal year 2007 and subsequent periods)	7.0%	1.2%	—
Aggregate other effects	(0.8)%	0.4%	0.3%

Effective rate	42.6%	36.3%	34.1%

28. COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements—which typically have terms ranging from 4 to 10 years—the Group is required to pay a royalty generally ranging from 6% to 14% of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5% and 10% of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alteration and, under certain conditions, a change in control of Luxottica Group S.p.A.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

28. COMMITMENTS AND RISKS (Continued)

        Minimum payments required in each of the years subsequent to December 31, 2013 are detailed as follows (amounts in thousands of Euro):

Year ending December 31

2014	99,643
2015	87,763
2016	71,691
2017	62,412
2018	53,912
Subsequent years	161,520

Total	536,941

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2014 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2013	2012	2011

Minimum lease payments	359,479	360,082	328,261
Additional lease payments	126,400	99,377	90,876
Sublease payments	(22,871)	(25,754)	(23,005)

Total	463,008	433,705	396,132

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

28. COMMITMENTS AND RISKS (Continued)

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)

2014	290,405
2015	247,900
2016	203,001
2017	150,397
2018	111,217
Subsequent years	222,600

Total	1,225,521

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

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2013 are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2014	12,007	24,870	10,131
2015	8,087	12,262	5,358
2016	5,689	7,827	1,243
2017	3,437	7,971	106
2018	236	8,147	—
Subsequent years	372	12,395	—-

Total	29,827	73,473	16,838

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2013, the Group's maximum liability amounted to Euro 1.7 million (Euro 2.6 million at December 31, 2012).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

28. COMMITMENTS AND RISKS (Continued)

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.1 million (USD 1.5 million) at December 31, 2013 (Euro 1.0 million at December 31, 2012). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2013 and 2012.

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

29. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.8 million in 2013, Euro 0.7 million in 2012 and Euro 0.6 million in 2011. Management believes that the terms of the license agreement are fair to the Company.

Service Revenues

        During the years ended December 31, 2013, 2012 and 2011, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for each of those years were Euro 0.1 million. Management believes that the compensation received for these services was fair to the Company.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

29. RELATED PARTY TRANSACTIONS (Continued)

Purchase of Real Estate

        On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from Partimmo S.r.l., a company indirectly controlled by the Company's Chairman of the Board of Directors. The purchase price was in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board's Control and Risk Committee. The Company recorded this asset at cost. As of December 31, 2011, approximately Euro 2.9 million of improvements were made to the building, a portion of which (equal to approximately Euro 0.4 million plus VAT) was paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation costs.

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2013, 3.1 million options (3.9 million in 2012) from this grant were exercised. As of December 31, 2013, 0.3 million options were outstanding.

        A summary of related party transactions as of December 31, 2013, 2012 and 2011, is provided below.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2013 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	348	1,000	68	254
Eyebiz Laboratories Pty Limited	1,667	45,814	6,922	9,415
Salmoiraghi & Viganò	13,812	—	53,245	—
Others	583	1,115	2,186	426

Total	16,409	47,930	62,422	10,095

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2012 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	—	802	13	40
Eyebiz Laboratories Pty Limited	1,194	44,862	7,898	9,086
Others	650	764	447	72

Total	1,844	46,428	8,358	9,198

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

29. RELATED PARTY TRANSACTIONS (Continued)

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2011 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	—	984	—	155
Multiópticas Group	4,743	25	1,600	2,465
Eyebiz Laboratories Pty Limited	970	44,584	8,553	17,793
Others	581	871	727	159

Total	6,294	46,464	10,880	20,572

        Total remuneration due to key managers amounted to approximately Euro 24.4 million, Euro 43.2 million and Euro 48.9 million in 2013, 2012 and 2011, respectively.

30. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2013, 2012 and 2011 amounting to Euro 544.7 million, Euro 534.4 million and Euro 446.1 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2013 were equal to Euro 1.15, compared to Euro 1.15 and Euro 0.97 in 2012 and 2011, respectively. Diluted earnings per share in 2013 were equal to Euro 1.14 compared to Euro 1.14 and Euro 0.96 in 2012 and 2011, respectively.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2013	2012	2011

Weighted average shares outstanding—basic	472,057,274	464,643,093	460,437,198
Effect of dilutive stock options	4,215,291	4,930,749	2,859,064
Weighted average shares outstanding—dilutive	476,272,565	469,573,841	463,296,262
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,768,735	3,058,754	11,253,701

31. DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in other-net within the consolidated statement of income amounted to Euro 0.0 thousand (Euro 0.0 thousand and Euro 151.1 thousand in 2012 and 2011, respectively).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

31. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2013 and 2012 (amounts in thousands of Euro):

	2013		2012
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	—	—	(438)
Forward contracts—cash flow hedge	6,039	(1,471)	6,048	(681)

Total	6,039	(1,471)	6,048	(1,119)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	—	—	—	—

Total	—	—	—	—

Current portion	6,039	(1,471)	6,048	(1,119)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2011	(35,132)

Fair value adjustment of derivatives designated as cash flow hedges	(4,678)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	1,856
Amounts reclassified to the consolidated statement of income	37,228
Tax effect on amounts reclassified to the consolidated statement of income	(13,292)

Balance as of December 31, 2011	(14,018)

Fair value adjustment of derivatives designated as cash flow hedges	3,163
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	(2,512)
Amounts reclassified to the consolidated statement of income	17,044
Tax effect on amounts reclassified to the consolidated statement of income	(3,995)

Balance as of December 31, 2012	(318)

Fair value adjustment of derivatives designated as cash flow hedges	(129)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	35
Amounts reclassified to the consolidated statement of income	567
Tax effect on amounts reclassified to the consolidated statement of income	(155)

Balance as of December 31, 2013	—

Interest rate swaps

        As of December 31, 2013, all interest rate swap instruments have expired.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

32. SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,457,295.98. These options become exercisable at the end of a three-year vesting period. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  –
  establish the terms and conditions for the underwriting of the new shares;

  –
  request the full payment of the shares at the time of their underwriting;

  –
  identify the employees to grant the options based on appropriate criteria; and

  –
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2013, 27,060,673 have been exercised.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

32. SHARE-BASED PAYMENTS (Continued)

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,988,300
2005 Ordinary Plan	1,512,000	1,305,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	15,000
2008 Ordinary Plan	2,020,500	1,405,300
2009 Ordinary Plan	1,050,000	609,500
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,416,500
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	559,500
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	1,100,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	1,800,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,200,000
2010 Ordinary Plan	1,924,500	873,340
2011 Ordinary Plan	2,039,000	5,000
2012 Ordinary Plan	2,076,500	—

Total	55,909,800	27,060,673

(*)
The plan was reassigned in 2009.

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors (the "Board") of the Company (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period. The 2008 PSP, which expired in 2013, had a term of five years, during which time the Board authorized the issuance of five grants to the 2008 PSP beneficiaries.

        Pursuant to the PSP plan adopted in 2008, on April 28, 2011, the Board granted certain of our key employees 665,000 rights to receive ordinary shares ("PSP 2011"), which can be increased by 15% up to a maximum of 764,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2011 through 2013. As of December 31, 2013, the consolidated

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

32. SHARE-BASED PAYMENTS (Continued)

cumulative earnings per share targets were achieved and therefore 509,500 shares were assigned to the beneficiaries.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2012, the Board granted certain of our key employees 601,000 rights to receive ordinary shares ("PSP 2012"), which may be increased by 20% up to a maximum of 721,200 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2012 through 2014. Management expects that the targets will be met. As of December 31, 2013, 67,200 units granted had been forfeited.

        On April 29, 2013, a Performance Shares Plan for senior managers within the Company as identified by the Board (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period.

        On the same date, the Board granted certain of our key employees 1,067,900 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,281,480 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2013 through 2015. Management expects that the target will be met. As of December 31, 2013, none of the 22,440 units granted had been forfeited.

        The information required by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

PSP 2013

Share price at the grant date (in Euro)	40.82
Expected option life	3 years
Dividend yield	1.92%

        The fair value of the units granted under the 2013 PSP was Euro 38.56 per unit.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

32. SHARE-BASED PAYMENTS (Continued)

        Movements reported in the various stock option plans in 2013 are reported below:

	Exercise price	Currency	N° of options outstanding as of December 31, 2012	Granted options	Forfeited options	Exercised options	Expired options	N° of options outstanding as of December 31, 2013

2004 Ordinary Plan	13.79	Euro	21,300	—	—	(21,300)	—	—
2005 Ordinary Plan	16.89	Euro	225,000	—	—	(198,000)	—	27,000
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	(1,100,000)	—	—
2007 Ordinary Plan	24.03	Euro	15,000	—	—	(10,000)	—	5,000
2008 Ordinary Plan	18.08	Euro	608,470	—	—	(344,770)	—	263,700
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	136,500	—	—	(87,000)	—	49,500
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	236,000	—	—	(105,000)	—	131,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	792,566	—	—	(369,066)	—	423,500
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	15.03	Euro	212,000	—	—	(131,500)	—	80,500
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	3,500,000	—	—	(1,050,000)	—	2,450,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	187,500	—	—	(37,500)	—	150,000
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	1,121,500	—	(43,000)	(645,500)	—	433,000
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	515,500	—	(18,000)	(222,840)	—	274,660
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	1,277,000	—	(57,000)	—	—	1,220,000
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	598,500	—	(81,000)	—	—	517,500
2012 Ordinary Plan—for citizens not resident in the U.S.	28.32	Euro	1,389,000	—	(27,000)	—	—	1,362,000
2012 Ordinary Plan—for citizens resident in the U.S.	26.94	Euro	657,000	—	(71,000)	—	—	586,000

Total			12,592,836	—	(297,000)	(4,322,476)	—	7,973,360

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

32. SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2013 are summarized in the following table:

Number of options exercisable as of December 31, 2013

2005 Plan	27,000
2007 Plan	5,000
2008 Plan	263,700
2009 Ordinary plan—for citizens not resident in the U.S.	49,500
2009 Ordinary plan—for citizens resident in the U.S.	131,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	423,500
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	80,500
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	2,450,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	150,000
2010 Plan—for citizens not resident in the U.S.	433,000
2010 Plan—for citizens resident in the U.S.	274,660

Total	4,287,860

        The remaining contractual life of plans in effect on December 31, 2013 is highlighted in the following table:

Remaining contractual life in years

2005 Ordinary Plan	0.08
2006 Ordinary Plan	1.08
2006 Performance Plan B	1.57
2007 Ordinary Plan	2.18
2008 Ordinary Plan	3.20
2009 Ordinary plan for citizens not resident in the U.S.	4.35
2009 Ordinary plan for citizens resident in the U.S.	4.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	3.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	4.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	4.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	4.45
2010 Ordinary Plan—for citizens not resident in the U.S.	5.33
2010 Ordinary Plan—for citizens resident in the U.S.	5.33
2011 Ordinary Plan—for citizens not resident in the U.S.	6.33
2011 Ordinary Plan—for citizens resident in the U.S.	6.33
2012 Ordinary Plan—for citizens not resident in the U.S.	7.35
2012 Ordinary Plan—for citizens resident in the U.S.	7.35

        With regards to the options exercised during the course of 2013, the weighted average share price of the shares in 2013 was equal to Euro 38.27.

        The Group has recorded an expense for the ordinary stock option plans of Euro 9.5 million, Euro 10.8 million and Euro 9.7 million in 2013, 2012 and 2011, respectively. For the extraordinary plan as

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2013

32. SHARE-BASED PAYMENTS (Continued)

well as for the 2009, 2010, 2011, 2012 and 2013 PSPs, the Group recorded an expense of Euro 18.7 million, Euro 30.5 million and Euro 28.3 million in 2013, 2012 and 2011, respectively.

        The stock plans outstanding as of December 31, 2013 are conditional upon satisfying the service conditions. The PSP plans are conditional upon satisfying service as well as performance conditions.

33. DIVIDENDS

        In May 2013, the Company distributed aggregate dividends to its stockholders of Euro 273.7 million equal to Euro 0.58 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.5 million. During 2012, the Company distributed aggregate dividends to its stockholders of Euro 227.4 million equal to Euro 0.49 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.3 million.

34. CAPITAL MANAGEMENT

        The Group's objectives when managing capital are to safeguard the Group's ability to continue, as a going concern, to provide returns to shareholders and benefit to other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

        Consistent with others in the industry, the Group also monitors capital on the basis of a gearing ratio that is calculated as net financial position divided by total capital. Net financial position is calculated as total borrowings (including short-term borrowings and current and non-current portions of long-term debt) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net financial position.

        The table below provides the Group's gearing ratio for 2013 and 2012 as follows:

	2013	2012

Total borrowings (notes 15 and 21)	2,079.4	2,452.5
less cash and cash equivalents	(618.0)	(790.1)

Net financial position	1,461.4	1,662.4
Total equity	4,149.9	3,993.2

Capital	5,611.3	5,655.6

Gearing ratio	26.0%	29.3%

35. SUBSEQUENT EVENTS

        On January 20, 2014 the Group received an upgrade of its long-term credit rating from "BBB+" to "A-" by Standard & Poor's. The "A-" rating also applies to our EMTN program and all our outstanding long-term notes, including our Eurobonds due on November 10, 2015 and March 19, 2019.

        On January 31, 2014, the Group completed the acquisition of Glasses.com from Well Point Inc. The purchase price was approximately USD 40 million.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. Interest on the notes accrues at 2.625% per annum (ISIN XS1030851791). The Notes were assigned an "A-" credit rating by Standard & Poor's.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate for the year ended December 31, 2013	Final exchange rate as of December 31, 2013	Average exchange rate for the year ended December 31, 2012	Final exchange rate as of December 31, 2012

Argentine Peso	7.2718	8.9891	5,8403	6,4864
Australian Dollar	1.3766	1.5423	1.2407	1.2712
Brazilian Real	2.8662	3.2576	2.5084	2.7036
Canadian Dollar	1.3679	1.4671	1.2842	1.3137
Chilean Peso	657.9055	724.7690	624.7870	631.7290
Chinese Renminbi	8.1630	8.3491	8.1052	8.2207
Colombian Peso	2,482.2448	2,664.4199	2,309.5708	2,331.2300
Croatian Kuna	7.5787	7.6265	7.5217	7.5575
Great Britain Pound	0.8492	0.8337	0.8109	0.8161
Hong Kong Dollar	10.2988	10.6933	9.9663	10.2260
Hungarian Forint	296.9317	297.0400	289.2494	292.3000
Indian Rupee	77.8649	85.3660	68.5973	72.5600
Israeli Shekel	4.7938	4.7880	4.9536	4.9258
Japanese Yen	129.5942	144.7200	102.4919	113.6100
Malaysian Ringgit	4.1838	4.5221	3.9672	4.0347
Mexican Peso	16.9551	18.0731	16.9029	17.1845
Namibian Dollar	12.8251	14.5660	10.5511	11.1727
New Zealand Dollar	1.6199	1.6762	1.5867	1.6045
Norwegian Krona	7.8044	8.3630	7.4751	7.3483
Peruvian Nuevo Sol	3.5896	3.8586	3.3901	3.3678
Polish Zloty	4.1974	4.1543	4.1847	4.0740
Russian Ruble	43.8514	45.3246	N/A	N/A
Singapore Dollar	1.6613	1.7414	1.6055	1.6111
South African Rand	12.8251	14.5660	10.5511	11.1727
South Korean Won	1,453.6873	1,450.9301	1,447.6913	1,406.2300
Swedish Krona	8.6492	8.8591	8.7041	8.5820
Swiss Franc	1.2310	1.2276	1.2053	1.2072
Taiwan Dollar	39.4168	41.1400	37.9965	38.3262
Thai Baht	40.8032	45.1780	39.9276	40.3470
Turkish Lira	2.5319	2.9605	2.3135	2.3551
U.S. Dollar	1.3277	1.3791	1.2848	1.3194
United Arab Emirates Dirham	4.8768	5.0654	4.7190	4.8462

ITEM 19.    EXHIBITS

        EXHIBITS.    The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the U.S. Securities and Exchange Commission (the "Commission") on January 23, 1990).
1.2
Amended and Restated By-laws of Luxottica Group S.p.A. (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on April 29, 2013).
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
4.2
Luxottica Group S.p.A. Restated 2001 Stock Option Plan, as amended (unofficial English translation incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on April 29, 2013).
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
4.9
Luxottica Group S.p.A. 2006 Stock Option Plan, as amended (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on April 29, 2013).
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
4.27
Subscription Agreement, dated November 9, 2010, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, and BNP Paribas, Banca IMI S.p.A., Deutsche Bank AG, London Branch and Mediobanca Banca di Credito Finanziario S.p.A., as Joint Lead Managers (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
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
4.37
Luxottica Group S.p.A. Performance Shares Plan 2013-2017 (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on April 29, 2013).
4.38
Subscription Agreement, dated February 6, 2014, by and among Luxottica Group S.p.A., Luxottica U.S. Holdings Corp., Luxottica S.r.l. and Banca IMI S.p.A., BNP Paribas, Crédit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch, and UniCredit Bank AG, as Joint Lead Managers (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on March 6, 2014).
4.39
Trust Deed, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on March 6, 2014).
4.40
Agency Agreement, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Securities Services, Luxembourg Branch, as Paying Agent, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on March 6, 2014).
4.41
Programme Agreement, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, and Banca IMI S.p.A., BNP Paribas, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch, J.P. Morgan Securities plc, Mediobanca—Banca di Credito Finanziario S.p.A., Merrill Lynch International, The Royal Bank of Scotland plc and UniCredit Bank AG, as Initial Dealers (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on March 6, 2014).

Exhibit Number	Exhibits
4.42	Amendment and Restatement Agreement, dated March 5, 2014, by and among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as Borrowers, Banco Santander S.A., Bank of America Merrill Lynch International Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, The Royal Bank of Scotland plc and Unicredit S.p.A., as Mandated Lead Arrangers and Bookrunners, Unicredit Bank AG, Milan Branch, as Agent, and Citigroup Global Markets Limited, as Documentation Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on March 14, 2014).
8.1	List of Subsidiaries (filed herewith).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of PricewaterhouseCoopers S.p.A. (filed herewith).
15.2	Consent of Deloitte & Touche S.p.A. (filed herewith).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)
By:	/s/ ANDREA GUERRA Andrea Guerra Chief Executive Officer

Dated: April 29, 2014