Form 20-F
period 2014-12-31
LUXOTTICA GROUP SPA
filed 2015-04-24
CIK 857471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10421

LUXOTTICA GROUP S.p.A. (Exact name of Registrant as specified in its charter)
(Translation of Registrant's name into English)
REPUBLIC OF ITALY (Jurisdiction of incorporation or organization)
PIAZZALE L. CADORNA 3, MILAN 20123, ITALY (Address of principal executive offices)

Michael A. Boxer, Esq.
Executive Vice President and Group General Counsel
Piazzale L. Cadorna 3,
Milan 20123, Italy
Tel: +39 02 8633 4052
Michael.Boxer@luxottica.com
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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	478,023,858

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements, the related notes thereto, and Item 5—"Operating and Financial Review and Prospects" contained elsewhere herein. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The selected consolidated income statement data for the years ended December 31, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014 and 2013, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010, are derived from audited consolidated financial statements which are not included in this Form 20-F. The consolidated financial statements were audited by Deloitte & Touche S.p.A. with respect to 2011 and 2010. The consolidated financial statements with respect to 2014, 2013 and 2012 have been audited by our current independent registered public accounting firm, PricewaterhouseCoopers S.p.A., which replaced Deloitte & Touche S.p.A. as part of the normal rotation of auditors as required by CONSOB (the Italian securities regulatory authority). In 2014, the Group applied accounting policies on a basis consistent with the previous year and did not elect the early adoption of any IFRS standards (other than as disclosed in Note 2 to the Consolidated Financial Statements included in Item 18 of this Form 20-F).

        The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGES]

(Amounts in thousands of Euro except share data)	2014(*)	2013	2012	2011	2010

STATEMENT OF INCOME DATA:
Net Sales	7,652,317	7,312,611	7,086,142	6,222,483	5,798,035
Cost of Sales	(2,574,685)	(2,524,006)	(2,435,993)	(2,216,876)	(2,035,686)

Gross Profit	5,077,632	4,788,605	4,650,148	4,005,607	3,762,349
OPERATING EXPENSE
Selling and Advertising	(3,013,399)	(2,866,307)	(2,840,649)	(2,509,783)	(2,367,979)
General and Administrative	(906,620)	(866,624)	(839,360)	(698,795)	(689,526)

Total	(3,920,019)	(3,732,931)	(3,680,009)	(3,208,578)	(3,057,505)

Income from Operations	1,157,613	1,055,673	970,139	797,029	704,845
OTHER INCOME (EXPENSE)
Interest Income	11,672	10,072	18,910	12,472	8,494
Interest Expense	(109,659)	(102,132)	(138,140)	(121,067)	(106,987)
Other—Net	455	(7,247)	(6,463)	(3,273)	(8,130)

Other Expenses—Net	(97,533)	(99,307)	(125,693)	(111,868)	(106,623)

Income Before Provision for Income Taxes	1,060,080	956,366	844,447	685,161	598,221
Provision for Income Taxes	(414,066)	(407,505)	(305,891)	(233,093)	(215,411)

Net Income from Continuing Operations	646,014	548,861	538,556	452,068	382,809

Discontinued Operations	—	—	—	—	19,944

Net Income	646,014	548,861	538,556	452,068	402,753
Of which attributable to:
Luxottica Group Stockholders	642,596	544,696	534,375	446,111	397,680

Non-controlling Interests	3,417	4,165	4,181	5,957	5,072

Net Income	646,014	548,861	538,556	452,068	402,753

Weighted Average Shares Outstanding (thousands)
—Basic	475,948	472,057	464,643	460,437	458,711
—Diluted	479,247	476,273	469,574	463,296	460,535
Basic Earnings per Share from Continuing Operations(1)	1.35	1.15	1.15	0.97	0.83
Basic Earnings per Share from Discontinued Operations(1)	—	—	—	—	0.04
Basic Earnings per Share(1)	1.35	1.15	1.15	0.97	0.87
Diluted Earnings per Share from Continuing Operations(1)	1.34	1.14	1.14	0.96	0.82
Diluted Earnings per Share from Discontinued Operations(1)	—	—	—	—	0.04
Diluted Earnings per Share(1)	1.34	1.14	1.14	0.96	0.86

(*)
Fiscal year 2014 for certain entities within the Retail Division included 53 weeks, compared to 52 weeks in each of fiscal years 2010 through 2013.

(1)
Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share ("ADS" or "ADR") represents one ordinary share.

	As of December 31,
(Amounts in thousands of Euro except share data)
	2014	2013	2012	2011	2010

BALANCE SHEET DATA:
Working Capital(1)	778,955	535,616	621,882	526,241	649,236
Total Assets	9,594,297	8,082,905	8,442,160	8,374,325	7,739,679
Total Debt(2)	2,466,506	2,079,430	2,452,463	2,936,712	2,791,285
Stockholders' Equity	4,921,479	4,142,828	3,981,372	3,612,928	3,256,375
Capital Stock	28,900	28,653	28,394	28,041	27,964
Total Number of Ordinary Shares (thousands)	481,672	477,561	473,238	467,352	466,077

(1)
Working Capital is total current assets minus total current liabilities. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

(2)
The current portion of Total Debt was Euro 778.1 million, Euro 363.0 million, Euro 400.4 million, Euro 692.1 million and Euro 356.2 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.

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

        At our ordinary meeting of stockholders held on April 29, 2014, our stockholders approved the distribution of a cash dividend in the amount of Euro 0.65 per ordinary share and ADR. The total amount of the dividend paid to stockholders on May 22, 2014 was Euro 308.3 million. On March 2, 2015, the Board of Directors of the Company proposed to the ordinary meeting of stockholders convened on April 24, 2015 the distribution of an ordinary cash dividend in the amount of Euro 0.72 per ordinary share and ADR and an extraordinary cash dividend in the amount of Euro 0.72 per ordinary share and ADR.

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our stockholders may determine.

        The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

	Cash Dividends per Ordinary Share(1)(2)(3)		Translated into U.S. $ per Ordinary Share(4)
Year

	(Euro)		(U.S. $)
2010	0.350		0.428
2011	0.440		0.622
2012	0.490		0.615
2013	0.580		0.750
2014	0.650	(5)	0.888

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

(5)
The dividend of Euro 0.65 per ordinary share was approved by our Board of Directors on February 27, 2014 and was voted upon and approved by our stockholders at the ordinary meeting of stockholders held on April 29, 2014.

EXCHANGE RATE INFORMATION

        The following tables set forth, for 2010 through 2014, certain information regarding the Euro foreign exchange reference rate published by the European Central Bank (the "BCE Rate"), which is used by the Company for translating amounts denominated in currencies other than Euro. The information is expressed in U.S. dollars per Euro 1.00:

Year Ended December 31,	Low	High	Average(1)	End of Period

2010	1.1942	1.4563	1.3207	1.3362
2011	1.2669	1.4882	1.4000	1.2939
2012	1.2053	1.3453	1.2859	1.3194
2013	1.2768	1.3814	1.3308	1.3791
2014	1.2141	1.3953	1.3211	1.2141

(1)
The average of the BCE Rate in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High

October 2014	1.2524	1.2823
November 2014	1.2393	1.2539
December 2014	1.2141	1.2537
January 2015	1.2043	1.1198
February 2015	1.1240	1.1447
March 2015	1.0557	1.1227

        On April 10, 2015, the BCE Rate was U.S. $1.0570 per Euro 1.00.

        Unless otherwise indicated, all translations included in this Form 20-F of amounts expressed in Euro into U.S. dollars have been made using the exchange rates, as indicated in the above table, in effect as of the end of the relevant period or date, as appropriate.

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

Risks Relating to Our Industry and General Economic Conditions

If current economic conditions deteriorate, demand for our products will be adversely impacted, access to credit will be reduced and our customers and others with which we do business will suffer financial hardship. All of these factors could reduce sales and in turn adversely impact our business, results of operations, financial condition and cash flows.

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

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, Bvlgari, Tiffany & Co., Versace, Burberry, Ralph Lauren, DKNY, Paul Smith, Brooks Brothers, Tory Burch, Coach, Armani, Michael Kors and Starck Eyes. These license agreements typically have terms of between four and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers. For the years ended December 31, 2014 and 2013, no single license agreement represented greater than 5.0% of total sales.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with European, U.S. and other laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. This includes, in particular, our manufacturing activities and services provided to us by third parties within our supply chain, which are subject to numerous workplace health and safety laws, environmental laws, labor laws and other similar regulations and restrictions on the sourcing of materials (including with respect to "conflict mineral" zones) that may vary from country to country and are continuously evolving. In certain countries, failure to comply with applicable laws and regulations relating to workplace health and safety protection and environmental matters could result in criminal and/or civil penalties being imposed on responsible individuals and, in certain cases, the Company. In certain circumstances, even if no fine or penalty is imposed, we may suffer reputational harm if we fail to comply with applicable laws and regulations. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

        Additionally, our Oakley, Eye Safety Systems and EyeMed subsidiaries are U.S. government contractors or subcontractors and, as a result, we must comply with, and are affected by, U.S. laws and regulations related to conducting business with the U.S. government. These laws and regulations may impose various additional costs and risks on our business. For example, Oakley and Eye Safety Systems are required to obtain applicable governmental approvals, clearances and certain export licenses. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—"Information on the Company—Regulatory Matters" and Item 8—"Financial Information—Legal Proceedings."

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, brand names, proprietary manufacturing processes and technologies, product research and concepts and goodwill, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

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

If we fail to maintain an efficient distribution and production network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient and resilient distribution and production network or a significant disruption thereto should occur, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

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

        We are subject to taxes in Italy, the United States and numerous other jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the Italian tax authority, the U.S. Internal Revenue Service as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for tax risks. Currently, some of our companies are under examination by various tax authorities. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

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

If we record a write-down for inventories that are obsolete or exceed anticipated demand or other assets the net realizable value of which is below the carrying amount, such charges could have a material adverse effect on our results of operations.

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

Leonardo Del Vecchio, our chairman and principal stockholder, controls 61.38% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of April 10, 2015, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 295,904,025 Ordinary Shares, or 61.38% of the issued share capital. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit him to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

If we are not successful in transitioning our leadership structure as currently intended, our future growth and profitability may suffer.

        In October 2014, we announced the introduction of a new management structure based on a co-CEO model, pursuant to which two co-chief executive officers are appointed to manage the principal executive officer responsibilities of the Group, with one chief executive officer focused on Markets and the other focused on Product and Operations. The co-CEO leadership structure allocates distinct yet complementary responsibilities between the two co-chief executive officers and is designed to promote stronger management of the Group, which has rapidly increased in size, complexity and global presence in recent years. If the new model proves ineffective, there may be delays in the implementation of the Group's strategic plans and reductions or slowdowns of our future growth and profitability.

If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

        Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. Notwithstanding the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other conditions requiring disclosure may result in a negative market reaction to our securities.

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

Financial Risks

If the U.S. dollar or the Australian dollar weaken relative to the Euro or the Chinese Yuan strengthens relative to the Euro, our profitability as a consolidated group could suffer.

        Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, Brazil, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Chinese Yuan could negatively impact our consolidated results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with a substantial portion of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

        See Item 11—"Quantitative and Qualitative Disclosures about Market Risk" and Item 18—"Financial Risks" (Note 3).

If economic conditions around the world worsen, we may experience an increase in our exposure to credit risk on our accounts receivable which may result in a higher risk that we are unable to collect payments from our customers and, potentially, increased costs due to reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

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

ITEM 4.    INFORMATION ON THE COMPANY

OVERVIEW

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear. Due to the strong growth enjoyed throughout 2014, our total net sales reached over Euro 7.6 billion, net income attributable to Luxottica stockholders was Euro 642.6 million and headcount as of year-end was approximately 77,730 employees. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18—"Financial Statements" for additional disclosures about our operating segments. Founded in 1961 by Leonardo Del Vecchio, we are a vertically integrated organization. Our manufacturing of sun and prescription eyewear is backed by a wide-reaching wholesale network and a retail distribution network, located mostly in North America, Latin America and Asia-Pacific.

        Product design, development and manufacturing take place in six production facilities in Italy, three factories in China, one production facility in Brazil and one production facility in the United States devoted to sports and performance eyewear. We also have a small plant in India serving the local market. In 2014, our worldwide production reached approximately 83 million units.

        The design and quality of our products and our strong and well-balanced brand portfolio are recognized throughout the world. Proprietary brands include Ray-Ban, one of the world's best-known eyewear brands, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, and our licensed brands include Armani, Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, DKNY, Michael Kors, Paul Smith, Ralph Lauren, Prada, Starck Eyes, Tiffany, Tory Burch and Versace. Our wholesale distribution network covers more than 130 countries across five continents and has approximately 50 commercial subsidiaries providing direct operations in key markets.

        Our direct wholesale operations are complemented by an extensive retail network comprised of over 7,000 stores worldwide at December 31, 2014. We are a leader in the prescription business in North America with our LensCrafters and Pearle Vision retail brands, in Australia and New Zealand with our OPSM and Laubman & Pank brands, in China with our LensCrafters brand and in Latin America with our GMO brand. In North America, we also operate our retail licensed brands, Sears Optical and Target Optical. Additionally, we operate one of the largest managed vision care networks in the United States, through EyeMed, and the second largest lens finishing network, with three central laboratories, over 900 on-site labs at LensCrafters stores, a fully dedicated Oakley lab and an additional facility based in China dedicated to North American optical retail.

        We have a global retail organization to support our sun and luxury retail brands, including Sunglass Hut, ILORI and The Optical Shop of Aspen. The Sunglass Hut brand, in particular, has a global presence with stores in North America, Latin America, Asia-Pacific, South Africa, Europe and the Middle East.

        The Oakley brand provides a powerful wholesale and retail ("O Stores") presence in both the performance optics and the sport channels. In our O Store locations, we offer Oakley eyewear styles in addition to a variety of Oakley-branded products, such as apparel, footwear, backpacks and accessories designed for athletic lifestyles (e.g., surf, snow, golf, outdoor, motor sports and mountain biking).

        Our distribution channels are complemented by an e-commerce component, including the Oakley, Ray-Ban and Sunglass Hut websites and the recently acquired glasses.com.

        In 2014, 44.3% of total sales of frames and lenses in Euros related to prescription eyewear and 55.7% related to sunglasses.

        Our capital expenditures for our continuing operations were Euro 418.9 million for the year ended December 31, 2014 and Euro 94.0 million for the three-month period ended March 31, 2015. We expect 2015 aggregate capital expenditures to be approximately 5.5% of the Group's net sales, excluding any additional investments for business acquisitions. The most significant investments planned are the remodeling of existing stores, the opening of new stores, the upgrade and expansion of our manufacturing facilities as well as enhancement of our IT infrastructure. We expect to fund these future capital expenditures through cash flow generation primarily due to our operating leverage as well as working capital efficiencies. For a description of capital expenditures for the previous three years, see Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities."

        Our principal executive offices are located at Piazzale L. Cadorna 3, Milan 20123, Italy, and our telephone number at that address is (011) 39-02-863341. We are domiciled in Milan, Italy.

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

Expansion in Wholesale Distribution

        In the early 1970s, we sold our frames exclusively through independent distributors. In 1974, after five years of sustained development of our manufacturing capacity, we started to pursue a strategy of vertical integration, with the goal of distributing frames directly to retailers. Our first step was the acquisition of Scarrone S.p.A., which had marketed our products since 1971, bringing with it a vital knowledge of the Italian eyewear market.

        Our international expansion began in the 1980s with the acquisition of independent distributors and the formation of subsidiaries and joint ventures in key international markets.

        Our wholesale distribution expansion focuses on customer differentiation, customized service and new sales channels, such as large department stores, travel retail and e-commerce, as well as continuous penetration into the emerging markets. The acquisition, in 1981, of La Meccanoptica Leonardo, the owner of the Sferoflex brand and of an important flexible hinge patent, enabled us to enhance the image and quality of our products and increase our market share.

        From the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into "eyewear." Continual aesthetic focus on everyday objects and designers' interest in the emerging accessories industry led us to embark on our first collaboration with the fashion industry in 1988 by entering into a licensing agreement with Giorgio Armani. We followed up that initial collaboration, with numerous others and with the acquisition of new brands, gradually building our current world-class brand portfolio and thereby increasing our commitment to research, innovation, product quality and manufacturing excellence.

        Over the years, we have launched collections from names like Bvlgari (1997), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce & Gabbana (2006), Burberry (2006), Polo Ralph Lauren (2007), Paul Smith (2007), Tiffany (2008), Tory Burch (2009), Coach (2012), Starck Eyes (2013), Armani (2013) and Michael Kors (2015).

        Moreover, in 1999 we acquired Ray-Ban, one of the world's best-known sunglasses brands. Through this acquisition, we obtained crystal sun lens technology.

        In 2007, we acquired California-based Oakley, a leading sport and performance brand, which owned the Oliver Peoples brand and a license to manufacture and distribute eyewear under the Paul Smith name. At the time of the acquisition, Oakley had its own retail network of over 160 stores.

        In 2013, we acquired Alain Mikli International SA ("Alain Mikli"), a French luxury and contemporary eyewear company, which owned the Alain Mikli brand and Starck Eyes license. As a result of the acquisition, we strengthened both our luxury brand portfolio and prescription offerings, which now include Alain Mikli's distinctive designs.

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

        Since 2000, we have strengthened our retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand, Cole National Corporation ("Cole") (2004), which brought with it another important optical retail chain in North America, Pearle Vision, and an extensive retail licensed brands store business (Target Optical and Sears Optical). In 2005, we began our retail expansion into China, where LensCrafters has become a leading brand in the country's high-end market. In the same year, we also started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, India, Southeast Asia, Mexico, Brazil and Europe. In 2011, we started our optical retail expansion in Latin America by completing the acquisition of Multiópticas Internacional S.L. ("GMO" or "Multiópticas Internacional"), a leading retailer in Chile, Peru, Ecuador and Colombia.

DESIGN AND PRODUCT DEVELOPMENT

        Emphasis on product design and the continuous development of new styles are key to Luxottica's success. During 2014, we added approximately 1,900 new styles to our eyewear collections. Each style is typically produced in two sizes and five colors.

        The design of the Group's products is the focal point where vision, technology and creativity converge. Each frame expresses Luxottica's two core precepts: the use of innovative materials, technologies and processes and unparalleled craftsmanship.

        The design process begins with our in-house designers who work in an environment that promotes innovation, originality and a creative process in which eyewear is interpreted as art, an object to put on display. They draw inspiration from both market trends and their own imagination and creativity. In addition, our design team works directly with the marketing and sales departments, which monitor the demand for our current models, as well as general style trends in eyewear.

        After the design process has been completed, the product development process is executed through engineering, planning, manufacturing and distribution of our products. The engineering process consists of the product development stages between style sketches and the manufactured final products. By using a launch calendar that focuses on customer and geographic demand, the engineering department has been able to decrease product development timelines in recent years.

        The research and development efforts of our engineering staff play a crucial role in the product development process. Our engineers are continuously looking for new materials, concepts and technology innovations to apply to our products and processes in an effort to differentiate them in the eyewear market.

        During the initial phase of the development process, the prototype makers transform designs into one-off pieces, crafted by hand with precision. Once developed, they are passed on to the product department, which uses visual rendering and 3D software to analyze the steps necessary to bring the prototype to mass production.

        At this point in the cycle, the mold workshop designs and assembles the equipment needed to make the components for the new model. The first samples obtained are assembled and undergo a series of tests required by internal quality control procedures.

        The next steps in the process involve the production and quality certification of sales samples of the new models. These samples are subjected to another sequence of tests to verify the quality of the engineering. The final step is the production of a preliminary batch using definitive tooling certified by an external standards organization. These samples are produced in a pilot facility that resembles the plant chosen to produce the final product for consumers.

        We differentiate our products not only through innovation in style and design but also through a commitment to technological innovation. As growth in wearable technology creates a new playing field for innovation, in 2014, we announced strategic partnerships with Google and Intel. Both collaborations will expand the limits of what eyewear can be by creating frames that are as intelligent and functional as they are beautiful. Our eyewear professionals and Google's high-tech developers are devoted to designing, developing and distributing a new breed of eyewear for Google Glass and the multi-year R&D collaboration between Luxottica and Intel is aimed at fusing premium, luxury and sports eyewear with smart technology.

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

        The following table presents the respective percentages of our total sales of frames in Euros comprised by our designer and proprietary brands during the periods indicated:

	Year Ended December 31,
	2014	2013	2012	2011	2010

Designer brands	30.6%	31.4%	29.7%	30.5%	32.4%
Proprietary brands	69.4%	68.6%	70.3%	69.5%	67.6%

        The following table presents the respective percentages of our total sales of frames and lenses in Euros comprised by our prescription frames and lenses and sunglasses for the periods indicated:

	Year Ended December 31,
	2014	2013	2012	2011	2010

Prescription frames and lenses	44.3%	46.1%	47.3%	46.3%	50.2%
Sunglasses	55.7%	53.9%	52.7%	53.7%	49.8%

Proprietary Brands

        In 2014, proprietary brands accounted for approximately 69% of total sales of frames. Ray-Ban and Oakley, the two largest eyewear brands in our portfolio based on sales, accounted for 27.0% and 11.7%, respectively, of the Group's 2014 net sales.

  Ray-Ban

        Lifestyle, authenticity and freedom of expression are the key values underpinning the philosophy of Ray-Ban, a leader in sun and prescription eyewear for generations. Debuting in 1937 with the Aviator created for the American Air Force, Ray-Ban joined Luxottica's brand portfolio in 1999. Ray-Ban is recognized for the quality and authenticity of its eyewear, is worn by celebrities all over the world and is one of the most loved eyewear brands worldwide.

  Oakley

        Established in 1975 and acquired by Luxottica in 2007, Oakley is one of the leading product design and sport performance brands in the world, with products that world-class athletes around the globe depend on to compete at the highest level possible. The holder of more than 750 patents, Oakley is also known for its lens technologies, including High Definition Optics. Oakley extended its position as a sports eyewear brand into apparel and accessories, offering men's and women's product lines that appeal to sports performance, active and lifestyle consumers. The brand's global distribution includes Oakley "O" Stores and outlet Oakley Vault Stores.

  Vogue Eyewear

        Launched in 1973 under the same name as the famous fashion magazine, Vogue Eyewear was acquired by Luxottica in 1990. Vogue eyewear plays with prevalent fashion trends by offering a wide global assortment completed by local collections for the emerging markets. It has become an international contemporary fashion brand. Vogue eyewear follows a global approach with local relevance to appeal to consumers with different needs and tastes.

  Persol

        Persol, the iconic "Made in Italy" eyewear brand, made its debut in 1917 and was acquired by Luxottica in 1995. With its evocative name, meaning "for sun," it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and high quality make the brand a favorite among celebrities.

  Oliver Peoples

        Acquired by Luxottica in 2007, Oliver Peoples began in 1987 with the introduction of a retro-inspired eyewear collection created by designer and optician Larry Leight. Select eyewear is handcrafted from the finest quality materials, in colors exclusive to Oliver Peoples. Frames are manufactured in limited quantities and with deliberate anti-logo labeling, which appeals to sophisticated consumers.

  Alain Mikli

        Acquired by Luxottica in 2013, Alain Mikli is not simply the name of an eyewear brand, it also represents over 35 years of passion and know-how. Since 1978, the designer Alain Mikli recognized that vision correction was not merely a solution for a medical condition but could also be a means to communicate style and trends. His idea is simple but revolutionary: add style to a necessity and transform a need into a sign of personality—The frames to see as well as to be seen.

  Arnette

        Launched in California in 1992, Arnette was acquired by Luxottica in 1999, and combines the comfort and functionality demanded by extreme sports enthusiasts.

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

Licensed Brands

        Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts, which typically have terms of between four and ten years and may contain options for renewal for additional periods. Under these license agreements, we are required to pay a royalty ranging from 6% to 14% of the net sales of the related collection and a mandatory marketing contribution of between 5% and 10% of net sales.

        Prada is the most significant license in our portfolio as measured by total sales. In 2014, sales realized through the Prada, Prada Linea Rossa and Miu Miu brand names together represented approximately 4% of total sales.

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

  Bvlgari

        Bvlgari, the great Italian jeweler that is a master of colored gemstones of international fame, represents one of the most exclusive brands of eyewear: contemporary design, unique styles and glamorous details, together with superior quality. This brand is positioned for the highest segment of jewelry eyewear, with luxury Italian craftsmanship and bold style. Bvlgari eyewear features precious materials such as gold, gemstones and crystals and is carefully crafted in timeless designs.

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

  Chanel

        In 1999, Luxottica was the first company licensed to produce Chanel eyewear products. The Chanel eyewear collection, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: unique creations, elegance and refinement.

  Coach

        Founded in 1941 as a family-run workshop in a Manhattan loft, Coach has grown to become a leading American marketer of fine accessories and ready-to-wear for women and men. Under license since 2012, the Coach eyewear collection perfectly expresses the effortless New York style and authentic American heritage of the Coach brand. In 2013, the brand started its transformation towards becoming a global lifestyle brand. Iconic brand themes have been reinterpreted across product categories and portrayed in disruptive advertising campaigns where luxury meets utility.

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

  DKNY

        DKNY is easy-to-wear fashion characterized by the energetic attitude of New York City: sleek, metropolitan, fun, fast and real. The brand caters to modern, urban, fashion conscious women and men, addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. Under license since 2005, DKNY eyewear is everyday urban fashion with modern design at an accessible price. DKNY is the perfect mix of style, quality and value, fashion and color.

  Michael Kors

        Established in 1981, Michael Kors is an authentic contemporary fashion brand. Michael Kors eyewear, launched by Luxottica in 2015, offers a glamorous lifestyle for the consummate jet setter that is as sophisticated as it is indulgent and as iconic as it is modern. Michael Kors' eyewear collections capture the glamour and effortless sophistication for which the designer is celebrated, drawing upon signature details found in the brand's most iconic designs.

  Paul Smith Spectacles

        Licensed by Luxottica in 2007, the Paul Smith Spectacles brand, launched in 1994, includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain's leading fashion designers.

  Prada Group

        Under license since 2003, the Prada Group includes the following collections:

    Prada

    Prada represents the best of Italian culture and tradition. At the same time, Prada is one of the most innovative, prestigious and widely recognized brands in the fashion and luxury goods industries, with a keen attention to detail and new trends. The Prada eyewear collection reflects this approach with unmistakable style, refined elegance and uncompromising quality. The

    Prada collection also includes the Prada Linea Rossa line, which is inspired by the world of sports to convey an everyday casual yet sophisticated style.

    Miu Miu

    The Miu Miu eyewear collection was launched with brand-new luxury positioning in 2011 to align it with the brand's other product categories. Miu Miu is Miuccia Prada's other soul, a brand for women who are particularly fashion forward and aware of avant-garde, trendy and sophisticated fashion and lifestyle.

  Ralph Lauren

        Under license since 2007, Ralph Lauren includes the following collections:

    Ralph Lauren

    Ralph Lauren has made an indelible imprint on the fashion world with his collections for men and women. Today, his signature sensibilities—Hollywood romance, town and country heritage, cosmopolitan city-chic and Art Deco glamour—extend into the world of Ralph Lauren eyewear. With their sleek modernity and classic proportions, each pair is a vivid expression of the designer's elegant, sophisticated style.

    Polo Ralph Lauren

    Representing Ralph Lauren's iconic heritage as a designer recognized throughout the world, Polo Ralph Lauren reflects a celebrated vision of classic yet spirited American style for men and women. Timeless and authentic, Polo Ralph Lauren is the enduring symbol of a modern-day American lifestyle: easy, energetic, young and cool.

    Ralph

    Fresh and romantic, Ralph is the epitome of fashion for young women. Ralph eyewear is an accessible expression of Ralph Lauren's spirit. Featuring the latest looks and trends in vibrant colors, as well as more classic looks, Ralph is all about young, fun, feminine style.

  Starck Eyes

        Starck Eyes, under license since 2013, joined our licensed brand portfolio as part of the Alain Mikli acquisition. Starck Eyes is the combination of two visionaries for an exceptional collection. Philippe Starck and Alain Mikli pooled their skills to give birth to the Starck Eyes collection in 1996. For this line, a technological revolution was developed: the "Biolink," a screwless hinge modeled after the human clavicle, which allows a full 360-degree movement for increased comfort and durability: Biomechanics in the service of vision.

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

  Tory Burch

        Tory Burch is an American attainable luxury lifestyle brand, which embodies the unique sense of style of its chairman, CEO and designer, Tory Burch. She has established herself as a favorite among women and celebrities alike for her contemporary, preppy-bohemian styles. Under license since 2009, the eyewear collection perfectly captures the Tory Burch brand identity: a classic but modern sensibility, eclectic esthetics renowned for its graphic prints, bold colors and exotic detailing are all signatures of the brand.

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

MANUFACTURING

Plants and Facilities

        In 2014, our manufacturing facilities located in Italy, China, India, the United States and Brazil produced a combined total of approximately 83 million prescription frames and sunglasses.

        Six of our manufacturing facilities are located in Italy, which is the center of our luxury eyewear production, and combine the tradition of Italian craftsmanship with the speed and efficiency of modern automation and represent 43% of our global production output. Five facilities are located in northeastern Italy, where most of the country's eyewear industry is based, and one is located near Turin.

        Over the years, we have consolidated our manufacturing processes and allocated specific production roles and technologies to each plant. This has enabled us to improve both the productivity and quality of our manufacturing operations.

        Three manufacturing facilities in China and a small plant in India collectively represent 43% of our production output. From 1998 to 2001, we operated the Dongguan plant in China's Guangdong province through our 50%-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner. In 2001, Luxottica acquired the remaining 50% interest in this Chinese manufacturer and, in 2006, we increased our manufacturing capacity in China through the construction of a new manufacturing facility to produce both metal and plastic frames. With the opening of this new facility, our annual average daily production in China increased by approximately 80% from 2005 to 2006. In 2010, our Tristar facility started producing plastic sun lenses to be paired with frames manufactured in the same location. In 2013, Luxottica integrated into its manufacturing processes a newly developed state-of-the-art plant, partly dedicated to decorations, utilizing techniques adapted from other industries.

        The Foothill Ranch facility in California manufactures high-performance sunglasses and prescription frames and lenses and assembles most of Oakley's eyewear products. Oakley apparel, footwear, watches and certain goggles are produced by third-party manufacturers.

        The manufacturing facility in Campinas, Brazil, acquired in January 2012, produces both plastic and metal frames for the Brazilian market. In September 2012, we launched the first locally designed and produced Vogue eyewear collection for this market. Between 2013 and 2014, we added the production of select Ray-Ban, Arnette and Oakley collections. In 2014, the Campinas plant produced approximately 50% of the eyewear sold by Luxottica in the Brazilian market.

        Over the years, we have progressively diversified our technology mix from traditional metal, plastic injection and acetate slabs to include aluminum, wood, die casting, fabrics and LiteForce material. This technology shift has reduced the concentration of metal-based frames from 44% of total production output in 2010 to approximately 30% in 2014. The manufacturing process for all frames begins with the creation of precision tooling and molds based on prototypes developed by in-house designers and engineering staff.

  Metal Frames

        Our manufacturing process for metal frames has approximately 70 different phases, beginning with the production of basic components such as rims, temples and bridges, which are produced through a molding process. These components are then welded together to form frames over numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

  Plastic Frames

        Plastic frames are manufactured using either a milling or an injection molding process. In the milling process, a computer controlled machine carves frames from colored acetate slabs. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

        We invest in research and development to strengthen our manufacturing processes on an on-going basis. As a result, we continue to invest to increase manufacturing capacity in Italy, China, the United States, Brazil and India, while benefitting from innovation and information technology enhancements. This commitment is expected to translate into increased efficiency and improved quality of our manufacturing processes.

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

        Although, historically, prices of the raw materials used in our manufacturing process have been stable, in 2014, we continued to utilize a process to hedge the risk of price fluctuations for gold and palladium, in order to minimize the related impact. In November 2014, we entered into a jet fuel commodity swap transaction to hedge the risk of price fluctuations associated with fuel costs incurred in connection with our distribution operations. Regarding other raw materials and components used in our manufacturing process, we negotiate prices directly with our suppliers.

        We have continued to build strong relationships with our major strategic suppliers. In 2014, we continued to monitor the risk management initiatives in our purchasing function to identify potential risks (impact and probability) and implemented mitigation actions if not already in place. With most suppliers, we maintain agreements that prohibit disclosure of our proprietary information or technology to third parties. Although our Oakley subsidiary relies on outside suppliers for most of the specific molded components of its glasses and goggles, it generally retains ownership of the molds used in the production of the components. Most of the components used in our products can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, we have strengthened the in-house injection molding capability for sunglass lenses and built new ones on crystal lenses.

        Essilor International ("Essilor") is one of the largest suppliers of our global retail operations, accounting for a significant portion of total North America retail lens merchandise purchases and related processing costs in 2014. We have entered into a number of long-term contracts with Essilor governing new products and services and have additional agreements directly with lens casters to ensure that we maintain adequate access to suppliers. Luxottica Retail North America Inc. ("Luxottica Retail N.A.") has

long-term contracts with Essilor to finance, use and service anti-reflective equipment installed at selected LensCrafters in-store labs. In addition, EyeMed has a contract with Essilor to procure lab services for certain independent opticians, ophthalmologists and optometrists. We have not experienced any significant interruptions in our sourcing of supplies and we believe that the loss of Essilor or any of our other suppliers would not have a significant long-term impact on our operations.

        Luxottica and Essilor have formed a long-term joint venture for the Australian and New Zealand markets. This alliance (which is majority controlled by Essilor) manages Eyebiz Laboratories Pty. Ltd., which provides lens manufacturing, finished lenses, and fitting services for Australia and New Zealand. This joint venture invested in a new, state-of-the-art facility in Thailand capable of providing 24-hour production seven days a week.

Quality Control

        The satisfaction of wholesale clients and retail consumers is one of Luxottica's primary objectives. At Luxottica, achieving this objective means continually improving quality in every phase of our production and distribution cycles and this has been one of the drivers prompting our full vertical integration. By increasing production capacity in both developed and emerging countries, we are pursuing a crucial goal: delivering the same "Made in Luxottica" quality everywhere in the world. Wherever design and production of frames and sun lenses take place, a single quality system applies to every process involved, from product development to procurement, distribution, operational analysis and uniform and measurable performance management in the plants. Most of the manufacturing equipment that we use is specially designed and adapted for our manufacturing processes. This facilitates a rapid response to customer demand and an adherence to strict quality control standards.

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

        In 2014, our Italian, Chinese and U.S. manufacturing facilities were granted accreditation by the American Association for Laboratory Accreditation (A2LA) for performing ISO 8624 and ISO 12870 tests on eyewear. The A2LA accreditation program provides formal recognition of the technical competence and quality management utilized in performing these specific tests.

        Every year, we enhance the performance criteria used in our standards tests and introduce new requirements. As a result of the effectiveness of our quality control program, the return rate for defective merchandise manufactured by us has remained stable at approximately 1% in 2014.

DISTRIBUTION

Our Principal Markets

        The following table presents our net sales by geographic market and segment for the periods indicated:

	Year Ended December 31,
(Amounts in thousands of Euro)	2014	2013	2012

European Retail	211,818	170,000	134,020
European Wholesale	1,295,283	1,272,789	1,183,279
North America Retail	3,445,481	3,360,783	3,380,684
North America Wholesale	841,290	763,000	742,205
Asia-Pacific Retail	616,998	618,180	637,487
Asia-Pacific Wholesale	432,910	386,365	347,544
Latam Retail(*)	155,583	146,012	134,555
Latam Wholesale(*)	350,428	324,228	299,086
Other Retail	28,679	26,339	26,323
Other Wholesale	273,847	244,914	200,959

Total	7,652,317	7,312,611	7,086,142

(*)
Latam consists of countries in the Latin American region, primarily Brazil, Argentina, Ecuador, Mexico, Peru, Chile and Colombia.

Logistics

        Our distribution system is globally integrated and supplied by a centralized manufacturing programming platform. The network linking the logistics and sales centers to the production facilities in Italy, China, the United States and Brazil also provides daily monitoring of global sales performance and inventory levels so that manufacturing resources can be programmed and warehouse stocks re-allocated to meet local market demand. This integrated system serves both the retail and wholesale businesses and is one of the most efficient and advanced logistics system in the industry, with 18 distribution centers worldwide, including 11 in the Americas, five in the Asia-Pacific region and two in Europe, which have allowed the Group to reduce worldwide logistics lead time year after year.

        We have four main distribution centers (hubs) in strategic locations serving our major markets: Sedico (Italy), Atlanta, Georgia (United States), Ontario, California (United States) and Dongguan (China). They operate as centralized facilities incorporating a highly automated order management system, servicing other Group distribution centers or, in some markets, shipping products directly to customers, thereby further reducing delivery times and keeping stock levels low.

        The Sedico hub was opened in 2001 and is one of the most technically advanced in the industry. In 2014, it managed approximately 20,000 orders per day, including eyeglasses and spare parts. Sedico ships approximately 210,000 units daily to customers in Europe, the Middle East, Africa, select U.S. markets and to the Group's distribution centers in the rest of the world, where they are then shipped to local customers. In addition, Sedico manages customized services, such as Ray-Ban Remix, providing direct global deliveries of these products.

        The Atlanta facility, opened in 1996, has consolidated several North America based facilities into a single state-of-the-art distribution center, which is located close to one of the major airport hubs of the United States. It serves both our retail and wholesale businesses in the North American market. This facility has a highly advanced cross-belt sorting system that can move up to 150,000 units per day.

        The Dongguan hub was opened in 2006 and manages an average of 170,000 units per day. The growth in the Asia-Pacific region has made this hub a strategic part of the Group's distribution network. We continue to invest in ways to improve services and increase capacity in order to create even greater efficiencies in the region.

        In 2013, the Group opened a distribution center in Jundiaí, Brazil, which is near São Paulo and offers targeted distribution services to customers.

Wholesale Distribution

        Our wholesale distribution structure covers more than 130 countries, with approximately 50 commercial subsidiaries in major markets and approximately 100 independent distributors in other markets. Wholesale customers are mostly retailers of mid-to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers, department stores and duty-free shops. We are currently seeking to further exploit new channels of distribution, such as department stores, travel retail and e-commerce.

        Certain brands, including Oakley, also are distributed to sporting goods stores and specialty sports stores, including bike, surf, snow, skate, golf and motor sports stores.

        In addition to giving wholesale customers access to some of the most popular brands, with a broad array of models tailored to the needs of each market, we also seek to provide them with pre- and post-sale services to enhance their business. These services are designed to provide customers with the best products in the best possible time frame.

        We maintain close contact with our distributors in order to monitor sales and the quality of the points of sale that display our products.

        In 2002, we introduced the STARS (Superior Turn Automatic Replenishment System) program within our wholesale division to provide third-party customers with an enhanced service that leverages our knowledge of local markets and brands to deliver fresh, high-turnover products and maintain optimal inventory levels at each point of sale. Strengthening the partnership between Luxottica and its customers, this program directly manages product selection activities, assortment planning and automatic replenishment of our products in the store on behalf of the third-party customer, utilizing ad hoc systems, tools and state-of-the-art planning techniques.

        At the end of 2014, STARS served a total of over 4,000 stores in the major European markets, the United States, the Middle East and emerging markets.

Retail Distribution

        With a strong portfolio of retail brands, we are well positioned to reach every segment of the market. The retail portfolio offers a variety of differentiation points for consumers, including the latest in designer and high-performance sun frames, advanced lens options, advanced eye care, everyday value and high-quality vision care health benefits.

        As of March 31, 2015, our retail business consisted of 6,457 corporate stores and 602 franchised locations as follows:

					Africa and Middle East
	North America	Asia- Pacific	China / Hong Kong
				Europe		Latam	Total

LensCrafters	935	—	269	—	—	—	1,204
Pearle Vision	177	—	—	—	—	—	177
Sunglass Hut(1)	1,880	282	17	327	131	243	2,880
ILORI and The Optical Shop of Aspen	30	—	—	—	—	—	30
Oakley retail locations(2)	177	28	—	9	—	—	214
Sears Optical	630	—	—	—	—	—	630
Target Optical	347	—	—	—	—	—	347
OPSM	—	333	—	—	—	—	333
Laubman & Pank	—	30	—	—	—	—	30
David Clulow(3)	—	—	—	112	—	—	112
GMO(4)	—	—	—	—	—	473	473
Oliver Peoples	8	—	—	—	—	—	8
Alain Mikli	4	9	3	3	—	—	19
Franchised locations(5)	381	159	—	6	48	8	602

Total	4,569	841	289	457	179	724	7,059

(1)
Includes Sunglass Icon locations in North America; Occhiali for Sunglasses in South Africa; Sun Planet in Latin America.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
Includes David Clulow joint venture stores.

(4)
Includes Econópticas.

(5)
Includes franchised locations for Pearle Vision (380 locations), David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples and Alain Mikli.

        Our retail stores sell not only prescription frames and sunglasses that we manufacture but also a wide range of prescription frames, lenses and ophthalmic products manufactured by other companies. In 2014, net sales from our proprietary and licensed brands represented approximately 89% of the total net sales of frames by the retail division (approximately 88% in 2013).

  Optical Retail

        Our optical retail operations are anchored by leading brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australia and New Zealand and GMO in Latin America. We also have a retail presence in China, where we operate in the premium eyewear market with LensCrafters. Due to the fragmented nature of the European retail market, we do not operate optical retail stores in Europe outside of the United Kingdom, where we operate a network of over 100 David Clulow stores, selling both prescription and sun products. As of March 31, 2015, our optical retail business consisted of approximately 3,688 retail locations globally.

  LensCrafters

        Founded in 1983, LensCrafters pioneered a revolutionary concept to combine eye care, eyewear and onsite labs to craft glasses in about an hour. Today, in terms of sales, LensCrafters is the largest optical retailer in North America.

        Most LensCrafters stores are located in high-traffic commercial malls and shopping centers. A wide array of premium prescription frames and sunglasses, mostly made by Luxottica, and a wide range of high-quality lenses and optical products made by other suppliers, are available in most locations. In addition, many North American locations include either an independent or an employed doctor of optometry and a fully equipped, state-of-the-art lens laboratory with the technology to craft, surface, finish and fit lenses in about one hour.

        As part of its underlying commitment to customer satisfaction and industry innovation, over the last few years, LensCrafters has invested in technology to enable a distinctive signature customer experience by including the AccuFit Digital Measurement™ technology, providing a lens fit with five times greater precision than traditional methods. The majority of in-store labs offer the anti-reflective coating capability supporting the "one hour service" concept. LensCrafters continues its investment with iPads in all stores to enhance the customer's omni channel experience, and a digital eye exam experience with AccuExam in certain locations.

        In 2006, Luxottica began to expand the LensCrafters brand in China by rebranding the stores that we acquired through the acquisition of local retail chains in Beijing, Shanghai, Guangdong and Hong Kong. As of March 31, 2015, we operated a retail network of 1,204 LensCrafters stores, of which 935 stores are in North America and 269 stores are in China and Hong Kong.

  Pearle Vision

        Acquired by Luxottica in 2004, Pearle Vision is one of the largest franchised optical retailers in North America. It is dedicated to improving the optical experience by allowing local business operators to focus on providing genuine eye care in their respective neighborhoods.

        As of March 31, 2015, Pearle Vision operated 177 corporate stores and had 380 franchise locations throughout North America.

  Retail Licensed Brands

        With the acquisition of Cole National in 2004, Luxottica acquired a network of retail locations in North America operating under the brand names of their respective host retail stores. These licensed "retail brands" are Sears Optical and Target Optical and offer consumers the convenience of taking care of their optical needs while shopping at their preferred retailers. These two brands have precise marketing positions within Luxottica, reinforced by favorable service levels, strong reputations and some of our most well-known brands including Ray-Ban and Vogue.

        As of March 31, 2015, Luxottica operated 630 Sears Optical and 347 Target Optical locations throughout North America.

  OPSM

        OPSM is a leading eye care and eyewear retailer in Australia and New Zealand, with more than 80 years of history. Through its world-class technology and exceptional service, OPSM's goal is to raise the standard of eye health and eye care. In addition to its eye care services, OPSM is renowned for its range of optical frames and sunglasses from international brands.

        As of March 31, 2015, Luxottica operated 290 corporate-owned stores and 50 franchise locations throughout Australia. OPSM also has 43 corporate-owned stores in New Zealand and eight franchise locations, mainly in large urban areas.

  Laubman & Pank

        Laubman & Pank is renowned for high quality eye care and personalized service in regional Australian markets. As of March 31, 2015, Luxottica owned 30 stores and there were 16 franchise locations throughout Australia.

  GMO

        GMO, an optical market leader in Latin America, became a part of Luxottica Group in July 2011, following the acquisition of Multiópticas Internacional. Since its beginning in the late 1990s, GMO has developed a reputation for optical retail excellence among consumers in Chile, Peru, Ecuador and Colombia with its strong Opticas GMO and Econópticas retail brands. As of March 31, 2015, Luxottica operated 369 Opticas GMO stores and 104 Econópticas stores.

  EyeMed Vision Care

        EyeMed Vision Care is the United States' second largest vision benefits company in terms of managed care membership, servicing approximately 39 million members in large and medium-sized companies as well as government entities. Managed care members are usually enrolled through employer-sponsored benefits sold directly by EyeMed or bundled with benefits offered by insurance companies. EyeMed offers the largest provider network in the United States featuring a diverse range of independent practitioners and retail locations, including Luxottica optical retail locations.

  Lens Laboratories

        In addition to LensCrafters' over 900 in-store labs, we operate three central lens surfacing/finishing labs in North America and an additional lab based in China dedicated to North American optical retail. Leveraging the combined network capabilities of in-store and central labs, Luxottica lens operations reduce the time and cost to surface and finish lenses while improving the quality of service. All of our labs use state-of-the-art technologies to meet growing demand. The central laboratories serve all of our North American optical retail stores.

        In addition, we operate Oakley optical lens laboratories in the United States, Ireland and Japan. These labs provide Oakley prescription lenses to the North and South American, European and Asian markets, respectively, enabling them to achieve expeditious delivery, better quality control and higher optical standards.

        Most of the Australian laboratory needs are provided by the Eyebiz Laboratory, a joint venture between Luxottica and Essilor formed in February 2010.

  E-commerce

        Our Oakley, Ray-Ban and Sunglass Hut e-commerce websites serve as important sales channels that complement Luxottica's retail operations and international distribution. The websites drive brand awareness and allow consumers to purchase products efficiently, extending superior customer service into the digital space.

        Ray-Ban.com was launched in the United States in 2009 and is the place to go for a premium Ray-Ban assortment, exclusive services and a customer experience that is unique to the brand. The path of international e-commerce expansion for the Ray-Ban brand is closely tied to Ray-Ban Remix, the online customization service, which was initially launched in Europe in 2013. The success of the service led to Remix launches in the United States, Canada and China in 2014.

        Oakley.com provides an e-commerce channel across multiple markets including the United States, Canada, Australia, Japan and 16 countries in Europe.

        Launched in 2008, SunglassHut.com has become the digital destination for consumers looking to find the latest trends and hottest products in premium sunglasses. In 2014, the United Kingdom and Brazil joined the United States, Canada and Australia in offering online shopping on its local Sunglass Hut websites. Additionally, Sunglass Hut redesigned its mobile and desktop sites across all countries to enhance customer experiences, storytelling and business performance.

        In 2014, Luxottica acquired glasses.com, an advanced digital player in the North American eyewear industry. Glasses.com developed an exclusive virtual mirroring technology accessible through smartphones or tablets that uses a 3D image of the user's face to allow for multiple try-on options with real likeness.

        The e-commerce strategy is to enter additional markets as the business matures. For example, we formed strategic partnerships in China to open both Ray-Ban and Oakley stores within Tmall, the largest local online mall.

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

        Sunglass Hut has been expanding its presence in developed markets and emerging markets, including Brazil, Mexico, Chile and India, while making its mark in Southeast Asia, with new openings in Malaysia and Indonesia. Furthermore, Sunglass Hut aims to provide a unified experience across all customer touchpoints (online, in-store, social and mobile), offering customers a premier experience and, utilizing in-store digital tools, access to the maximum assortment of sunglasses in every store location. As part of this strategy, the brand is investing in the digitalization of the "in-store" shopping experience, particularly in North America, Brazil, the United Kingdom and Australia.

        As of March 31, 2015, Sunglass Hut operated a retail network of 2,986 stores worldwide, including 2,880 corporate stores across North America, Asia-Pacific, Europe, South Africa and Latin America and 106 franchise locations in North America, India and the Middle East.

  ILORI

        ILORI is Luxottica's high-end fashion sun retail brand, with 17 stores in North America as of March 31, 2015, including flagship stores in the SoHo neighborhood of New York City and in Beverly Hills, California. ILORI caters to exclusive clientele, offering a richer purchasing experience for eyewear in prestige locations, featuring sophisticated luxury collections, exclusive niche brands and highly personalized service.

  The Optical Shop of Aspen

        Founded in the 1970s, The Optical Shop of Aspen is known in the optical industry for its luxury brands for both prescription frames and sunglasses and its first class customer service. As of March 31, 2015, we operated 13 stores in some of the most upscale and exclusive locations throughout the United States.

  Oliver Peoples

        We operate 12 luxury retail stores under the Oliver Peoples brand. The Oliver Peoples brand retail stores only offer Oliver Peoples and Paul Smith products. As of March 31, 2015, four Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

  Alain Mikli

        We operate 21 luxury retail stores under the Alain Mikli brand of which two are franchised. The stores are located in the most prestigious cities worldwide.

  David Clulow

        We operate David Clulow, a premium optical retailer in the United Kingdom and Ireland. The brand emphasizes service, quality and fashion. Its marketing is targeted to reinforce these brand values and build long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of designer sunglass concessions in up-market department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2015, David Clulow operated 39 corporate owned locations (including five joint ventures), one franchise locations and 73 sun stores/concessions.

  Oakley "O" Stores and Vaults

        As of March 31, 2015, we operated 249 Oakley "O" Stores and Vaults worldwide (including 35 franchise locations), offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley "O" Stores are in major shopping centers. Outside of the United States, Oakley's retail operations are principally located in Mexico, Europe and the Asia-Pacific region.

MARKETING

        Our marketing and advertising activities are designed primarily to enhance our image and our brand portfolio and to drive traffic into our retail locations.

        Advertising expenses amounted to approximately 6.7% and 6.6% of our net sales in 2014 and 2013, respectively.

Marketing Strategy for Our Wholesale Business

        Our marketing strategy for the wholesale business is focused on promoting our extensive brand portfolio, our corporate image and the value of our products. Advertising is extremely important in supporting our marketing strategy, and therefore we engage in extensive advertising activities, both through various media (mainly print, billboard advertising and digital media) directed at the end consumer of our products and at the point of sale (displays, counter cards, catalogs, posters and product literature).

        In addition, we advertise in publications targeted to independent practitioners and other market specific magazines, participate in major industry trade fairs and organize and sponsor our own events, where we promote our collections and recommend ideal assortments.

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

        As part of our marketing plan, public relations programs and activities play a key role globally to enhance and elevate the eyewear category, our proprietary and licensed brands as well as our collections with a view to targeting influential editors, consumer and trade media, celebrities and other VIPs.

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

Marketing Strategy for Our Retail Business

        We engage in promotional, advertising and public relations activities through our retail business with the objectives of attracting customers to the stores, promoting sales, building our image and the visibility of our retail brands throughout the world and encouraging customer loyalty and repeat purchases.

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

ANTI-COUNTERFEITING POLICY

        Intellectual property is one of our most important assets and is protected through the registration and enforcement of our trademarks and patents around the world. Our commitment is demonstrated through the on-going results of our anti-counterfeiting activities and increased leveraging of our global organization. Trademarks and products from market leaders are increasingly copied and the implementation of a strong global anti-counterfeiting program allows us to send a strong message both to infringers and to our authorized distribution network. This program allows us, on the one hand, to exercise our rights against retailers of counterfeit eyewear and wholesalers and manufacturers that supply them and, on the other hand, to send a message to our authorized distributors that we value our intellectual property and will work diligently to protect it.

        Through a strong investigative network, especially in China, we have been able to identify key sources of counterfeit goods, to assist local law enforcement in investigating these sources and, when applicable, to file legal actions against the counterfeiters.

        Additionally, we continue to consolidate and strengthen our cooperation with customs organizations around the world, which helps to stop, seize and destroy hundreds of thousands of counterfeit goods each year. We are a member of the major global anti-counterfeiting organizations including the International AntiCounterfeiting Coalition (IACC), the International Trademark Association (INTA) and the Quality Brands Protection Committee (QBPC).

        We dedicate considerable efforts to monitoring the trafficking of counterfeit goods through the internet, and work actively to remove counterfeit eyewear from certain popular online auction platforms and shut down the websites that violate our intellectual property rights through the sale of counterfeit products or the unauthorized use of our trademarks.

TRADEMARKS, TRADE NAMES AND PATENTS

        Our principal trademarks or trade names include Luxottica, Ray-Ban, Oliver Peoples, Oakley, Persol, Vogue, Arnette, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, and the

Oakley ellipsoid "O" and square "O" logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid "O" and square "O" logos, we do not believe that any single trademark or trade name is material to our business or results of operations. The collection of Oakley and Ray-Ban products accounted for 11.7% and 27.0%, respectively, of our net sales in 2014. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products, identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of logos, names and other distinctive elements on nearly all of our products.

        We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of March 31, 2015, we held a portfolio of over 750 (mostly Oakley-related) patents worldwide that protect our designs and innovations.

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

LICENSE AGREEMENTS

        We have entered into license agreements to manufacture and distribute prescription frames and sunglasses with numerous designers. These license agreements typically have terms ranging from four to ten years, but may be terminated early by either party for a variety of reasons, including non-payment of royalties, failure to meet minimum sales thresholds, product alteration and, under certain agreements, a change in control of Luxottica Group S.p.A.

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

        The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration

Giorgio Armani S.p.A.	Giorgio Armani Emporio Armani A/X Armani Exchange	Worldwide exclusive license	December 31, 2022
Brooks Brothers Group, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2019
Burberry Limited	Burberry Burberry Check Equestrian Knight Device Burberry Black Label**	Worldwide exclusive license	December 31, 2015
Bulgari S.p.A.	Bulgari	Worldwide exclusive license	December 31, 2020

Licensor	Licensed Marks	Territory	Expiration

Chanel Group	Chanel	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2020)
Coach, Inc.	Coach Poppy Coach Reed Krakoff	Worldwide exclusive license	June 30, 2016 (renewable until June 30, 2024)
Dolce & Gabbana S.r.l.	Dolce & Gabbana	Worldwide exclusive license	December 31, 2015
Donna Karan Studio LLC	DKNY	Worldwide exclusive license	June 30, 2016
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2022
Michael Kors Group	Michael Kors Michael Michael Kors	Worldwide exclusive license	December 31, 2024
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2023)
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2018
PHS General Design SA	Starck Eyes	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2023)
PRL USA Inc. The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps***	Worldwide exclusive license	March 31, 2017

Licensor	Licensed Marks	Territory	Expiration

Stella McCartney Limited	Stella McCartney	Worldwide exclusive license	December 31, 2014****
Tiffany and Company	TIFFANY & CO. Tiffany

Exclusive license in United States of America including all possessions and territories thereof, Canada, Mexico, Barbados, Cayman Islands, Jamaica, Panama, Netherlands Antilles, South America (excluding Argentina), Middle East (excluding Iran, Iraq, Yemen, Jordan and Kuwait), Morocco, Tunisia, South Africa, United Kingdom, France, Germany, Italy, Austria, Holland, Spain, Belgium, Greece, Poland, Portugal, Switzerland, Bosnia, Bulgaria, Kosovo, Malta, Romania, Slovakia, Hungary, Croatia, Slovenia Republic, Russian Federation, Azerbaijan, Kazakhstan, Republic of Georgia, Ukraine, Baltic Countries, Singapore, Taiwan, Thailand, Vietnam, China, India, Pakistan, Philippines, South Korea, Japan, Australia

December 31, 2017
Tory Burch LLC	Tory Burch TT	Worldwide exclusive license	December 31, 2019 (renewable until December 31, 2024)

*
Brooks Brothers Group, Inc. is indirectly owned and controlled by one of our directors whose term expires upon the approval of the Company's financial statements for the year ended December 31, 2014.

**
Japan only.

***
United States, Canada, Mexico and Japan only.

****
License expired on December 31, 2014 with a "sell-off" period that has been extended to December 31, 2015.

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

        We produce and sell to the U.S. government, including the U.S. military, and to other governments, certain Oakley and ESS protective eyewear and other products. As a result, our operations are subject to various regulatory requirements, including the necessity of obtaining government approvals for certain products, country-of-origin restrictions on materials in certain products, U.S.-imposed restrictions on sales to specific countries, foreign import controls, and various decrees, laws, taxes, regulations, interpretations and court judgments that are not always fully developed and that may be retroactively or arbitrarily applied. Our EyeMed subsidiaries are also U.S. government subcontractors and, as a result, we must comply with, and are affected by, the U.S. laws and regulations related to conducting business with the U.S. government. Additionally, we could be subject to periodic audits by U.S. government personnel for contract and other regulatory compliance.

COMPETITION

        We believe that our integrated business model, innovative technology and design, integrated sunglass manufacturing capabilities, effective brand and product marketing efforts and vigorous protection of our intellectual property rights are important aspects of competition and are among our primary competitive advantages.

        The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglass companies in various local markets. The major competitive factors include fashion trends, brand recognition, marketing strategies, distribution channels and the number and range of products offered. We believe that some of our largest competitors in the design, manufacturing and wholesale distribution of prescription frames and sunglasses are De Rigo S.p.A., Marchon Eyewear, Inc., Marcolin S.p.A., Safilo Group S.p.A., Silhouette International, Schmied AG and Maui Jim, Inc.

        Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our retail division. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as the popularity and market acceptance of our brands. See Item 3—"Key Information—Risk

Factors—If we are unable to successfully introduce new products and develop our brands, our future sales and operating performance may suffer" and "—If we fail to maintain an efficient distribution and production network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer."

        The highly competitive optical retail market in North America includes a large number of small independent competitors and several national and regional chains of optical superstores. In recent years, a number of factors, including consolidation among retail chains and the emergence of optical departments in discount retailers, have resulted in significant competition within the optical retailing industry. We compete against several large optical retailers in North America, including Wal-Mart and Visionworks, and, in the sunglasses area, department stores and numerous sunglass retail chains and outlet centers. In Australia and New Zealand, we compete against retail chains, including Specsavers, as well as independent optical stores and online retailers. Our optical retail operations emphasize product quality, selection, customer service and convenience. We do not compete primarily on the basis of price.

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

SEASONALITY

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 55.7% and 53.9% of our sales in 2014 and 2013, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year is either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurs, we generally add the extra week to the fourth quarter. A 53-week year occurs in five- to six-year intervals and occurred in fiscal 2014 in North America, the United Kingdom, Europe and South Africa.

ORGANIZATIONAL STRUCTURE

        We are a holding company, and the majority of our operations are conducted through our wholly-owned subsidiaries. We operate in two industry segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, the retail licensed brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through 12 manufacturing plants and approximately 50 geographically oriented wholesale distribution subsidiaries. See "—Distribution" for a breakdown of the geographic regions. The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

	Country of Organization	Percentage of Ownership
Subsidiary

Manufacturing
Luxottica S.r.l.	Italy	100%
Luxottica Tristar (Dongguan) Optical Co., Ltd.	China	100%
Distribution
Luxottica USA LLC	United States	100%
Luxottica Retail North America Inc.	United States	100%
Sunglass Hut Trading, LLC	United States	100%
OPSM Group Pty Limited	Australia	100%
Luxottica Trading and Finance Limited	Ireland	100%
Holding companies
Luxottica U.S. Holdings Corp.	United States	100%
Luxottica South Pacific Holdings Pty Limited	Australia	100%
Luxottica (China) Investment Co. Ltd.	China	100%
Oakley, Inc.(1)	United States	100%
Arnette Optic Illusions, Inc.	United States	100%
The United States Shoe Corporation	United States	100%

(1)
In addition to being a holding company, Oakley, Inc. is also a manufacturer and a distributor.

PROPERTY, PLANT AND EQUIPMENT

        Our corporate headquarters is located at Piazzale L. Cadorna 3, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of March 31, 2015 is set forth below:

			Approximate Area in Square Feet
		Owned/ Leased
Location	Use

Milan, Italy	Corporate headquarters	Leased	174,875
Milan, Italy	Offices (former corporate headquarters)	Owned	115,716
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	926,200
Mason (Ohio), United States	North American retail division headquarters	Owned	415,776
Atlanta (Georgia), United States	North American distribution center	Owned	183,521
Campinas, Brazil	Manufacturing and research facility, administrative offices and related space	Leased	484,391
Port Washington (New York), United States	U.S. corporate headquarters and wholesale division	Leased	35,000
Foothill Ranch/Lake Forest (California), United States(2)	Oakley headquarters, manufacturing facility and ophthalmic laboratory	Owned	850,713
Ontario (California), United States	Oakley eyewear, apparel and footwear distribution centers	Leased	643,301
Macquarie Park, Australia	Offices	Leased	43,572
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Warehouse, distribution center	Leased	96,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
Salt Lake City (Utah), United States	Ophthalmic laboratory, warehouse, offices	Leased	47,171
St. Albans (Hertfordshire), United Kingdom	Offices	Leased	15,600
Dongguan, China(1)(3)	Office, manufacturing facility, land and dormitories	Leased	4,571,088
Shanghai, China(4)	Offices	Leased	51,643
Bhiwadi, India(5)	Manufacturing facility, administrative offices	Leased	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(6)	Frame manufacturing facility	Owned	191,722
Sedico, Italy(1)	Frame manufacturing facility	Owned	342,830
Izmir, Turkey(7)	Turkish headquarters, offices, warehouse and frame manufacturing facility	Leased	92,750
Santiago, Chile	Offices, warehouse, finishing lab	Leased	41,484
São Paulo, Brazil	Administrative offices	Leased	51,010
Jundiaí, Brazil	Distribution center	Leased	81,698
Manhattan (New York), United States	Offices	Leased	14,406

(1)
Facility is comprised of several different premises located within the same municipality.

(2)
Facility is comprised of several different premises located in Foothill Ranch and Lake Forest, California, United States. The premises in Lake Forest (313,813 square feet) are leased.

(3)
Facility consists of 1,422,545 square feet dedicated to offices and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years beginning in 2004. A new distribution center is under construction in Dongguan to expand our distribution capacity.

(4)
Facility is comprised of three different premises located within the same municipality. The office lease of Luxottica (China) Investment Co. Ltd. is subject to a mortgage.

(5)
We have leased such facility for 99 years beginning in 1989.

(6)
25,963 square feet of this facility are leased.

(7)
Renewal of the office space lease is expected to be completed in April 2015.

        A substantial number of our retail stores are leased. See "—Distribution—Retail Distribution" above for more information about our retail locations and a breakdown of geographic regions. All of our retail store leases expire between 2015 and 2025 and have terms that we believe are generally reasonable and reflective of market conditions.

        We believe that our current facilities (including our manufacturing facilities) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

RECENT DEVELOPMENTS

        On February 27, 2015, the Group terminated its Euro 500 million multicurrency (Euro/U.S. dollars) revolving credit facility. As of the date of termination, the facility was undrawn. For a discussion of this facility see "The Euro 500 Million Multicurrency Revolving Credit Facility" in Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness."

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

        We operate in two industry segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary brand and designer lines of mid- to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate in our retail segment principally through our retail brands, which include LensCrafters, Sunglass Hut (including those in host stores), Pearle Vision, ILORI, The Optical Shop of Aspen, GMO, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow and our retail licensed brands (Sears Optical and Target Optical). As of December 31, 2014, the retail segment consisted of 6,471 corporate-owned retail locations and 613 franchised locations as follows:

			China/ Hong Kong		Africa and Middle East
	North America	Asia- Pacific
				Europe		Latam	Total

LensCrafters	942	—	262	—	—	—	1,204
Pearle Vision	186	—	—	—	—	—	186
Sunglass Hut(1)	1,901	283	12	323	131	232	2,882
ILORI and The Optical Shop of Aspen	30	—	—	—	—	—	30
Oakley retail locations(2)	178	28	—	9	—	—	215
Sears Optical	638	—	—	—	—	—	638
Target Optical	346	—	—	—	—	—	346
OPSM	—	340	—	—	—	—	340
Laubman & Pank	—	30	—	—	—	—	30
David Clulow(3)	—	—	—	99	—	—	99
GMO(4)	—	—	—	—	—	474	474
Oliver Peoples	8	—	—	—	—	—	8
Alain Mikli	4	9	3	3	—	—	19
Franchised locations(5)	398	153	—	8	46	8	613

Total	4,631	843	277	442	177	714	7,084

(1)
Includes Sunglass Icon and Apex in North America and Sunglass World and Occhiali for Sunglasses in South Africa.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
Includes David Clulow joint venture stores.

(4)
Includes Econópticas.

(5)
Includes franchised locations for Pearle Vision (380 locations), David Clulow, Sunglass Hut, Oakley "O" Stores and Vaults, Oliver Peoples, Alain Mikli and Laubman & Pank.

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

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.2848 in 2012 to Euro 1.00 = U.S. $1.3277 in 2013 to Euro 1.00 = U.S. $1.3285 in 2014. Additionally, with the acquisition of OPSM, our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—"Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity" and Item 3—"Key Information—Risk Factors—If the U.S. dollar or the Australian dollar weakens relative to the Euro or the Chinese Yuan strengthens relative to the Euro, our profitability as a consolidated group could suffer."

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

        The Group records an accrual for amounts estimated to be returned by customers against sales revenues. We have estimated and accrued for the amounts to be returned in the subsequent period. This estimate is based on our right of return policies and practices along with historical data and sales trends. Changes to these policies and practices or a change in the trend of returns could lead to actual returns being different from the amounts estimated and accrued.

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

  Inventories

        Frames manufactured by us were approximately 55.5% and 56.0% of total frame inventory as of December 31, 2014 and 2013, respectively. All inventories at December 31, 2014 were valued using the lower of cost, as determined under an average annual cost by product line method, or market. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

  Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

        In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2014, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 4.7 billion or approximately 49% of total assets.

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

        Goodwill is no longer amortized, but rather is tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years. We recorded no impairment losses in 2014, 2013 and 2012. For further details, see Note 11 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

OVERVIEW OF 2014 RESULTS OF OPERATIONS

        In fiscal year 2014, we achieved strong growth of net sales and a more than proportionate increase in profitability relative to sales growth, as well as a significant improvement in financial leverage. Both segments made a major contribution to our results.

        Because of our worldwide operations, our results of operations are affected by foreign exchange rate fluctuations. In 2014, the weakening of certain currencies in which we conduct business, in particular of the U.S. dollar against the Euro, which is our reporting currency, decreased net sales by Euro 104.2 million, primarily in the wholesale segment. This discussion should be read in conjunction with Item 3—"Key Information—Risk Factors" and the Consolidated Financial Statements and related notes included in Item 18.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	2014	2013	2012

Net Sales	100.0%	100.0%	100.0%
Cost of Sales	33.6	34.5	34.4
Gross Profit	66.4	65.5	65.6
Operating Expenses:
Selling and Advertising	39.4	39.2	40.1
General and Administrative	11.8	11.9	11.8
Total	51.2	51.0	51.9
Income from Operations	15.1	14.4	13.7
Other Income (Expense)—Net	(1.3)	(1.4)	(1.8)
Provision for Income Taxes	(5.4)	(5.6)	(4.3)
Net Income	8.4	7.5	7.6
Net Income Attributable to Non-Controlling Interests	0.0	0.1	0.1
Net Income Attributable to Luxottica Group Stockholders	8.4	7.4	7.5

        For additional financial information by operating segment and geographic region, see Note 5 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        Throughout the following comparison of the fiscal year ended December 31, 2014 to the fiscal year ended December 31, 2013, and of the fiscal year ended December 31, 2013 to the fiscal year ended December 31, 2012, we use certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance. For further information regarding the use of and limitations relating to such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

        In addition, comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 2014 TO THE FISCAL YEAR ENDED DECEMBER 31, 2013.

        Net Sales.    Net sales increased by Euro 339.7 million, or 4.6%, to Euro 7,652.3 million in 2014 from Euro 7,312.6 million in 2013. Euro 202.5 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment during 2014 as compared to 2013 and Euro 137.2 million was attributable to increased sales in the retail distribution segment during 2014 as compared to 2013. This growth in net sales also included the impact of the 53rd week for the retail business, which generated net sales of approximately Euro 60.0 million. Adjusted net sales in 2014, which include the 2014 EyeMed Adjustment (as defined below), were Euro 7,698.9 million.

        Effective July 1, 2014, adjusted net sales were impacted by the modification of terms of an EyeMed reinsurance agreement with an existing underwriter whereby the Company now assumes less reinsurance revenue and less claims expense. This modification resulted in a reduction in reinsurance revenue and claims of Euro 46.6 million (the "2014 EyeMed Adjustment").

        A reconciliation of adjusted net sales, a non-IFRS measure, to net sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2014	2013

Net sales	7,652.3	7,312.6
> 2014 EyeMed Adjustment	46.6	—

Adjusted net sales	7,698.9	7,312.6

        Net sales for the retail distribution segment increased by Euro 137.2 million, or 3.2%, to Euro 4,458.6 million in 2014 from Euro 4,321.3 million in 2013. The increase in net sales for the period was partially attributable to a 1.8% increase in comparable store sales for LensCrafters and a 7.4% increase in comparable store sales for Sunglass Hut. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 48.2 million.

        Adjusted net sales for the retail division in 2014, which include the 2014 EyeMed Adjustment, were Euro 4,505.2 million.

        A reconciliation of adjusted net sales for the retail division, a non-IFRS measure, to net sales of the retail division, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2014	2013

Net sales	4,458.6	4,321.3
> 2014 EyeMed Adjustment	46.6	—

Adjusted net sales	4,505.2	4,321.3

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 202.5 million, or 6.8%, to Euro 3,193.8 million in 2014 from Euro 2,991.3 million in 2013. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley, and certain designer brands, including Prada, Dolce & Gabbana and Armani. The positive impact on net sales was partially offset by negative currency fluctuations, in particular the weakening of the U.S. dollar and the Brazilian Real compared to the Euro, which decreased net sales in the wholesale distribution segment by Euro 56.0 million.

        In 2014, net sales in the retail distribution segment accounted for approximately 58.3% of total net sales, as compared to approximately 59.1% of total net sales in 2013. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 6.8% increase in net sales for the manufacturing and wholesale distribution segment for 2014, as compared to a 3.2% increase in net sales to third parties in the retail distribution segment for 2014.

        In 2014 and 2013, net sales in our retail distribution segment in the United States and Canada comprised 77.3% and 77.8%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 2.6% to U.S. $4,577.3 million in 2014 from U.S. $4,462.3 million in 2013, due to sales volume increases. During 2014, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 22.7% of our total net sales in the retail distribution segment and increased by 5.5% to Euro 1,013.1 million in

2014 from Euro 960.5 million, or 22.2% of our total net sales in the retail distribution segment, in 2013, mainly due to an increase in consumer demand.

        In 2014, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,295.3 million, comprising 40.6% of our total net sales in this segment, compared to Euro 1,272.8 million, or 42.5% of total net sales in this segment, in 2013, increasing by Euro 22.5 million or 1.8% in 2014 as compared to 2013. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $1,117.7 million and comprised 26.3% of our total net sales in this segment in 2014, compared to U.S. $1,013.1 million, or 25.5% of total net sales in this segment, in 2013. The increase in net sales in the United States and Canada in 2014 compared to 2013 was primarily due to a general increase in consumer demand. In 2014, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 1,057.2 million, comprising 33.1% of our total net sales in this segment, compared to Euro 955.5 million, or 31.9% of our net sales in this segment, in 2013. The increase of Euro 101.7 million, or 10.6%, in 2014 as compared to 2013 was due to an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 51.0 million, or 2.0%, to Euro 2,574.7 million in 2014 from Euro 2,524.0 million in 2013. As a percentage of net sales, cost of sales was 33.6% and 34.5% in 2014 and 2013, respectively. The average number of frames produced daily in our facilities was approximately 297,100 and 302,000 in 2014 and 2013, respectively.

        Adjusted cost of sales in 2014, which include the 2014 EyeMed Adjustment, was Euro 2,621.3 million.

        A reconciliation of adjusted cost of sales, a non-IFRS measure, to cost of sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2014	2013

Cost of sales	2,574.7	2,524.0
> 2014 EyeMed Adjustment	46.6	—

Adjusted cost of sales	2,621.3	2,524.0

        Gross Profit.    Our gross profit increased by Euro 289.0 million, or 6.0%, to Euro 5,077.6 million in 2014 from Euro 4,788.6 million in 2013. As a percentage of net sales, gross profit increased to 66.4% in 2014 from 65.5% in 2013 due to the factors noted above.

        Operating Expenses.    Total operating expenses increased by Euro 187.1 million, or 5.0%, to Euro 3,920.0 million in 2014 from Euro 3,732.9 million in 2013. As a percentage of net sales, operating expenses were 51.2% in 2014 compared to 51.0% in 2013.

        The increase in operating expenses in 2014 was primarily attributable to a Euro 110.4 million increase in selling expenses, a Euro 31.3 million increase in advertising expenses and a Euro 40.0 million increase in general and administrative expenses.

        Total adjusted operating expenses increased by Euro 176.1 million, or 4.7%, to Euro 3,900.0 million in 2014 from Euro 3,723.9 million in 2013, excluding non-recurring expenses of Euro 20.0 million related to the termination of the employment of the former Group CEOs in 2014 and expenses of approximately 9.0 million related to the reorganization of the Alain Mikli business in 2013. As a percentage of net sales, adjusted operating expenses decreased to 50.7% in 2014 from 50.9% in 2013.

        A reconciliation of adjusted operating expenses, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2014	2013

Operating expenses	3,920.0	3,732.9
> Adjustment for the employment termination of the former Group CEOs	(20.0)	—
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted operating expenses	3,900.0	3,723.9

        Selling and advertising expenses (including royalty expenses) increased by Euro 147.1 million, or 5.1%, to Euro 3,013.4 million in 2014 from Euro 2,866.3 million in 2013. The increase was primarily due to an increase in selling expenses and advertising expenses. Selling expenses increased by Euro 110.4 million, or 4.9%. As a percentage of net sales, selling expenses were 30.7% in each of 2014 and 2013. Advertising expenses increased by Euro 31.3 million, or 6.5%. As a percentage of net sales advertising expenses were 6.7% and 6.6% in 2014 and 2013, respectively. Royalties increased by Euro 5.4 million, or 3.7%. As a percentage of net sales, royalty expenses were 2.0% in each of 2014 and 2013.

        General and administrative expenses, including intangible asset amortization, increased by Euro 40.0 million, or 4.6%, to Euro 906.6 million in 2014, as compared to Euro 866.6 million in 2013. As a percentage of net sales, general and administrative expenses were 11.8% in 2014 compared to 11.9% in 2013. The increase was primarily related to the termination of the employment of the former Group CEOs amounting to approximately Euro 20.0 million.

        Adjusted general and administrative expenses increased by Euro 29.0 million, or 3.4%, to Euro 886.6 million in 2014 as compared to Euro 857.6 million in 2013. This amount includes intangible asset amortization and excludes, in 2014, the non-recurring expenses of Euro 20.0 million related to the termination of the employment of the former Group CEOs and, in 2013, expenses of approximately Euro 9.0 million related to the reorganization of the Alain Mikli business. As a percentage of net sales, adjusted general and administrative expenses decreased to 11.5% in 2014, compared to 11.7% in 2013.

        A reconciliation of adjusted general and administrative expenses, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2014	2013

General and administrative expenses	906.6	866.6
> Adjustment for the employment termination of the former Group CEOs	(20.0)	—
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted general and administrative expenses	886.6	857.6

        Income from Operations.    For the reasons described above, income from operations increased by Euro 101.9 million, or 9.7%, to Euro 1,157.6 million in 2014 from Euro 1,055.7 million in 2013. As a percentage of net sales, income from operations increased to 15.1% in 2014 from 14.4% in 2013. Adjusted income from operations increased by Euro 112.9 million, or 10.6%, to Euro 1,177.6 million in 2014 from Euro 1,064.7 million in 2013. As a percentage of net sales, adjusted income from operations increased to 15.3% in 2014 from 14.6% in 2013.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2014	2013

Income from operations	1,157.6	1,055.7
> Adjustment for the employment termination of the former Group CEOs	20.0	—
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted income from operations	1,177.6	1,064.7

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (97.5) million in 2014 as compared to Euro (99.3) million in 2013. Net interest expense was Euro 98.0 million in 2014 as compared to Euro 92.1 million in 2013. The increase was mainly due to an increase in outstanding debt as a result of the issuance of Euro 500 million of bonds in the first half of 2014.

        Net Income.    Income before taxes increased by Euro 103.7 million, or 10.8%, to Euro 1,060.1 million in 2014 from Euro 956.4 million in 2013 for the reasons described above. As a percentage of net sales, income before taxes increased to 13.9% in 2014, from 13.1% in 2013. Adjusted income before taxes increased by Euro 114.7 million, or 11.9%, to Euro 1,080.1 million in 2014 from Euro 965.4 million in 2013, for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 14.0% in 2014 from 13.2% in 2013.

        A reconciliation of adjusted net income before taxes, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2014	2013

Net income before taxes	1,060.1	956.4
> Adjustment for the termination of the former Group CEOs	20.0	—
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted net income before taxes	1,080.1	965.4

        Our effective tax rate was 39.1% and 42.6% in 2014 and 2013, respectively. Included in 2014 was Euro 30.3 million for certain income taxes accrued in the period as a result of ongoing tax audits as compared with Euro 66.7 million accrued in 2013. Our adjusted tax rate in 2014 and 2013 was 36.0% and 35.6%, respectively.

        Net income attributable to non-controlling interests was equal to Euro 3.4 million and Euro 4.2 million in 2014 and 2013, respectively.

        Net income attributable to Luxottica Group stockholders increased by Euro 97.9 million, or 18.0%, to Euro 642.6 million in 2014 from Euro 544.7 million in 2013. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.4% in 2014 from 7.4% in 2013. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 70.1 million, or 11.4%, to Euro 687.4 million in 2014 from Euro 617.3 million in 2013. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.9% in 2014, from 8.4% in 2013.

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

(Amounts in millions of Euro)	2014	2013

Net income attributable to Luxottica Group stockholders	642.6	544.7
> Adjustment for Alain Mikli reorganization	—	5.9
> Adjustment for the cost of the tax audit relating to Luxottica S.r.l. (fiscal year 2007)	—	26.7
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years 2008 to 2011)	30.3	40.0
> Adjustment for the termination of the former Group CEOs	14.5	—

Adjusted net income attributable to Luxottica Group stockholders	687.4	617.3

        Basic earnings per share were Euro 1.35 in 2014 and Euro 1.15 in 2013. Diluted earnings per share were Euro 1.34 in 2014 and Euro 1.14 in 2013.

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

        Operating Expenses.    Total operating expenses increased by Euro 52.9 million, or 1.4%, to Euro 3,732.9 million in 2013 from Euro 3,680.0 million in 2012. The increase was primarily due to advertising costs and royalties under the Armani license agreement, which started in 2013, and to costs associated with the new companies acquired in 2013. As a percentage of net sales, operating expenses were 51.0% in 2013 compared to 51.9% in 2012. Total adjusted operating expenses increased by Euro 64.3 million, or 1.8%, to Euro 3,723.9 million in 2013 from Euro 3,659.7 million in 2012, excluding expenses of approximately Euro 9.0 million related to the reorganization of the Alain Mikli business in 2013 and expenses of approximately Euro 20.3 million related to the reorganization of the retail business in Australia in 2012. As a percentage of net sales, adjusted operating expenses decreased to 50.9% in 2013 from 51.6% in 2012.

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

        Adjusted selling and advertising expenses (including royalty expenses), excluding expenses of approximately Euro 17.3 million related to the reorganization of the retail business in Australia, increased by Euro 43.0 million, or 1.5%, to Euro 2,866.3 million in 2013, as compared to Euro 2,823.3 million in 2012. As a percentage of net sales, adjusted selling and advertising expenses were 39.2% in 2013 and 39.8% in 2012.

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

        Adjusted general and administrative expenses, including intangible asset amortization and excluding, in 2013, expenses of approximately Euro 9.0 million related to the reorganization of the Alain Mikli business and, in 2012, expenses of approximately Euro 3.0 million related to the reorganization of the retail business in Australia, increased by Euro 21.2 million, or 2.5%, to Euro 857.6 million in 2013 as compared to Euro 836.4 million in 2012. As a percentage of net sales, adjusted general and administrative expenses decreased to 11.7% in 2013, compared to 11.8% in 2012.

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

Non-IFRS Measures: Adjusted Measures

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

        In order to provide a supplemental comparison of current period results of operations to prior periods, certain measures, such as net sales, operating expenses, selling and advertising expenses, general and administrative expenses, income from operations, income before taxes and net income attributable to Luxottica Group stockholders have been adjusted by the following items:

  (a)
  excluding non-recurring expenses of Euro 20.0 million (Euro 14.5 million net of tax) in 2014 related to the termination of the employment of the former Group CEOs;

  (b)
  including sales of the EyeMed division in 2014 of Euro 46.6 million related to the 2014 EyeMed Adjustment;

  (c)
  excluding an accrual in 2014 of approximately Euro 30.3 million for the tax audit relating to Luxottica S.r.l. (fiscal years 2008 to 2011);

  (d)
  excluding costs in 2013 of approximately Euro 9.0 million (Euro 5.9 million net of tax) related to the reorganization of the Alain Mikli business;

  (e)
  excluding costs in 2013 of approximately Euro 26.7 million for the tax audit relating to Luxottica S.r.l. (fiscal year 2007);

  (f)
  excluding an accrual in 2013 of approximately Euro 40 million for the tax audit relating to Luxottica S.r.l. (fiscal years 2008 to 2011);

  (g)
  excluding non-recurring costs in 2012 of approximately Euro 15.2 million related to the reorganization of OPSM; and

  (h)
  excluding costs in 2012 of approximately Euro 10.0 million related to an ongoing income tax audit.

        The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry because they exclude the impact of items that are not relevant to the Company's operating performance.

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

TAXES

        Our effective tax rates for the fiscal years ended December 31, 2014, 2013 and 2012, were approximately 39.1%, 42.6% and 36.3%, respectively. The effective tax rates for fiscal years 2014, 2013 and 2012 includes tax accruals of Euro 30.3 million, Euro 66.7 million and Euro 10.0 million, respectively, associated with ongoing tax audits. In future periods, we expect that our effective tax rate should return to historical levels of approximately 36%. However, until all open tax years have been settled, our effective tax rate may be higher than historical levels. For additional information on risks associated with our future effective tax rate, please see Item 3—"Key Information—Risk Factors—Risks Relating to Our Business and Operations—Changes in our tax rates or exposure to additional tax liabilities could affect our future results."

LIQUIDITY AND CAPITAL RESOURCES

        Our cash and cash equivalents at December 31, 2014 totaled Euro 1,453.6 million, compared to Euro 618.0 million at December 31, 2013. As of December 31, 2014, Euro 1,052.3 million of the Group's total cash and cash equivalents was held outside of Italy. There are no significant repatriation restrictions other than local or Italian taxes associated with repatriation. While we currently do not foresee a need to repatriate funds, should we require more capital in Italy than is generated by our operations locally, we could elect to raise capital in Italy or the rest of Europe through debt or equity issuances. These alternatives could result in higher effective tax rates or increased interest expense.

Cash Flows

        Operating Activities.    The Company's net cash provided by operating activities in 2014, 2013 and 2012 was Euro 1,170.1 million, Euro 921.8 million and Euro 1,040.4 million, respectively.

        Depreciation and amortization were Euro 384.0 million in 2014 as compared to Euro 366.6 million in 2013 and Euro 358.3 million in 2012. The increase in depreciation and amortization in 2014 as compared to 2013 is mainly due to the increase in tangible and intangible asset purchases and to the acquisition of glasses.com for Euro 1.2 million. The increase in depreciation and amortization in 2013, as compared to 2012, is mainly due to the increase in tangible and intangible asset purchases and the acquisition of Alain Mikli.

        Non-cash stock-based compensation expense was Euro 31.8 million in 2014 as compared to Euro 28.1 million in 2013 and Euro 41.4 million in 2012. The increase in 2014 as compared to 2013 was mainly due to higher expenses related to incentive plan awards granted in 2014 partially offset by awards granted in previous years that vested in the first half of 2014. The decrease in 2013 as compared to 2012 was mainly due to higher expenses related to incentive plan awards granted in previous years that vested in 2012.

        The change in accounts receivable was Euro (41.3) million in 2014 as compared to Euro (16.8) million in 2013 and Euro (34.6) million in 2012. The changes in 2014 as compared to 2013 and in 2013 as compared to 2012 were primarily due to the higher volume of sales partially offset by an improvement in collections. The inventory change was Euro 7.3 million in 2014 as compared to Euro 11.8 million in 2013 and Euro (80.5) million in 2012. The change in 2013 as compared to 2012 was due to higher inventory stock level in 2012 due to the SAP implementation in the Italian manufacturing plants. The change in other assets and liabilities was Euro 21.2 million in 2014 as compared to Euro (30.4) million in 2013 and Euro 51.3 million in 2012. The change in 2014 as compared to 2013 was primarily driven by the increase in the liability to employees in the retail division in North America due to the timing in payment of salaries to store personnel. The change in 2013 as compared to 2012 was primarily driven by the decrease in the liability to employees in the retail division in North America due to the timing in payment of salaries to store personnel and a decrease in bonus accruals. The change in accounts payable was Euro 24.6 million in 2014 as compared to Euro 12.5 million in 2013 and Euro 61.5 million in 2012. The changes in 2014 as compared to 2013 and in 2013 as compared to 2012 were primarily due to the continuous improvement of payment terms and conditions that started in 2012. Income tax payments in 2014 were Euro 349.2 million as compared to Euro 427.9 million in 2013 and Euro 265.7 million in 2012. The increase in income tax payments in 2013 as compared to 2012 and 2014 was related to the timing of our tax payments related to certain Italian and U.S. subsidiaries and the payment of Euro 38.0 million in the last quarter of 2013 related to the tax audit of Luxottica S.r.l. Interest paid was Euro 93.1 million in 2014 as compared to Euro 94.5 million in 2013 and Euro 120.8 million in 2012. The change in 2013 as compared to 2012 was mainly due to repayment of long-term debt.

        Investing Activities.    The Company's net cash used in investing activities was Euro 459.3 million, Euro 479.8 million and Euro 478.3 million in 2014, 2013 and 2012, respectively. The primary investment activities in 2014 were related to (i) the acquisition of tangible assets for Euro 280.8 million, (ii) the acquisition of intangible assets for Euro 138.5 million, primarily related to IT infrastructure, and (iii) the acquisition of glasses.com for Euro 30.1 million and other minor acquisitions in the retail segment for Euro 11.0 million. The primary investment activities in 2013 were related to (i) the acquisition of tangible assets for Euro 274.1 million, (ii) the acquisition of intangible assets for Euro 101.1 million, primarily related to IT infrastructure, (iii) the acquisition of Alain Mikli for Euro 71.9 million and (iv) the acquisition of 36.33% of the share capital of Salmoiraghi & Viganò for Euro 45.0 million. The primary investment activities in 2012 were related to (i) the acquisition of tangible assets for Euro 261.5 million, (ii) the acquisition of intangible assets for Euro 117.0 million, mainly due to the implementation of new IT infrastructure, (iii) the acquisition of Tecnol for Euro 66.4 million, (iv) the acquisition of Sun Planet for Euro 21.9 million and (v) other minor acquisitions for Euro 11.4 million.

        Our capital expenditures were Euro 418.9 million in 2014 as compared to Euro 369.7 million in 2013 and Euro 365.0 million (excluding capital leases of Euro 7.9 million) in 2012, primarily related to investments in IT infrastructure in 2014, 2013 and 2012, and in each year investments in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail division. Capital expenditures were Euro 94.0 million in the three-month period ended

March 31, 2015. It is our expectation that 2015 net capital expenditures will be approximately 5.5% of the Group's net sales, excluding investments for acquisitions. We expect to fund future capital expenditures through cash flow generation primarily due to our operating leverage as well as working capital efficiencies.

        Net cash provided by disposals of property, plant and equipment was insignificant in 2014, 2013 and 2012. Investments in equity investees resulted in cash used of Euro 0.0 million in 2014, Euro 45.0 million in 2013 and Euro 0.0 million in 2012.

        Financing Activities.    The Company's net cash provided by (used in) financing activities was Euro 72.3 million, Euro (568.8) million and Euro 668.4 million in 2014, 2013 and 2012, respectively. Cash provided by financing activities in 2014 consisted primarily of (i) Euro 500 million related to the issuance of new bonds, (ii) Euro (318.5) million related to the payment of existing debt, (iii) Euro (308.3) million used to pay dividends to the shareholders of the Company, (iv) Euro 70.0 million related to the exercise of stock options and (v) Euro 135.7 million related to the increase in bank overdrafts. Cash used in financing activities in 2013 mainly related to repayment of maturing outstanding debt of Euro (327.1) million and aggregate dividend payments to stockholders of Euro (273.7) million, which were partially offset by cash proceeds from the exercise of stock options totaling Euro 75.3 million. Cash used in financing activities in 2012 mainly related to proceeds received from the issuance of bonds for Euro 500.0 million, offset by the repayment of maturing outstanding debt of Euro (935.2) million and aggregate dividend payments to stockholders of Euro (227.4) million.

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

        Our long-term credit facilities contain certain financial covenants including ratios of Net Financial Position (as defined in the agreements) to EBITDA (earnings before interest, taxes, depreciation and amortization as defined in the agreements) and EBITDA to net financial charges (as defined in the agreements). As of December 31, 2014 and December 31, 2013, we were in compliance with these financial covenants and we expect to continue to be in compliance in the foreseeable future periods. We believe that after giving effect to any additional financing that we may incur, such restrictions would not materially affect our compliance with these covenants, our ability to incur the additional debt or our future business operations.

        The financial and operating covenants included in the above long-term debt are as follows (such terms are defined in our applicable debt agreements):

  1.
  consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA; and

  2.
  consolidated EBITDA shall not be less than five times the Consolidated Net Financial Charges.

        Our total indebtedness was Euro 2,315.2 million as of December 31, 2014. Available additional borrowings under credit facilities as of such date were Euro 1,098.1 million of which Euro 500.0 million were committed credit lines.

        The Group has credit ratings assigned by Standard & Poor's of "A-" and "A-2" for its long-term and short-term debt, respectively; the outlook was stable as of April 10, 2015. The long-term rating was upgraded from "BBB+" on January 20, 2014.

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

Our Credit Facilities

  The U.S. $1,500 Million Credit Facility, U.S. $500 Million Bridge Loan and Related Interest Rate Swaps

        To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility was a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. We exercised the first option to extend the final maturity of this facility by one year to October 12, 2013. The term loan facility was divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1 billion, made available to U.S. Holdings, and Facility E consisted of a bullet term loan in an aggregate amount of U.S. $500 million. We borrowed U.S. $500 million under Facility E. Each facility had a five-year term, with options to extend the maturity on two occasions for one year each time. This facility was paid off on September 12, 2013.

        The term loan had a spread of between 20 and 40 basis points over LIBOR, depending on the Group's ratio of debt to EBITDA. Interest accrued on the term loan at LIBOR (as defined in the agreement) plus 0.20%. Tranche E borrowings were fully repaid in advance on July 14, 2012 and October 15, 2012. Tranche D borrowings were fully repaid in advance on September 12, 2013.

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

        In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps"). The Intesa Swaps decreased their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, which started on August 29, 2011. The Intesa Swaps expired on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchanged the floating rate of EURIBOR (as defined in the agreement) for an average fixed rate of 2.25% per annum.

  The Euro 300 Million Club Deal

        On November 11, 2009, we entered into a Euro 300 million Term Facility Agreement, guaranteed by our subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75% and 3.00% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, we renegotiated this facility, extending the maturity for a further two years. The new expiration date was November 30, 2014. Interest accrued at EURIBOR plus a margin between 1.00% and 2.25%, as defined in the amendment (1.147% as of December 31, 2013). On August 29, 2014, the Group repaid the term loan in full in the amount of Euro 300 million.

  The Euro 500 Million Multicurrency Revolving Credit Facility

        On April 17, 2012, we and our subsidiary, U.S. Holdings, entered into a multicurrency (Euro/U.S. dollars) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars). Amounts borrowed could be repaid and re-borrowed with all outstanding balances maturing on April 10, 2017. We were able to select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar denominated loans based on the corresponding LIBOR rate and a premium of 0.35% per annum, both plus a margin between 1.30% and 2.25% based on the "Consolidated Net Debt to Consolidated EBITDA" ratio as defined in the agreement. As of December 31, 2014, the line was undrawn.

        On March 5, 2014, we and our subsidiary, U.S. Holdings, entered into an amendment to the existing multicurrency (Euro/U.S. dollars) revolving credit facility in order to, among other things, extend the term of the agreement and modify the applicable interest rates. Under the amended agreement, amounts borrowed could be repaid and re-borrowed with all outstanding balances maturing on April 10, 2019. We were able to select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin of between 0.65% and 1.50% based on the Company's long-term senior unsecured debt credit rating issued by Standard & Poor's.

        On February 27, 2015, the Group terminated this revolving credit facility. As of the date of termination, the facility was undrawn.

Our Other Debt Financings

  The U.S. $275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275 million of senior unsecured guaranteed notes, issued in three series ("Series A," "Series B" and "Series C"). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes matured on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrued at 5.96% per annum, interest on the Series B Notes accrues at 6.42% per annum and interest on the Series C Notes accrues at 6.77% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2014. The proceeds from the Notes were used to repay a portion of the bridge loan facility that expired on July 1, 2008.

  The U.S. $175 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series ("Series D," "Series E" and "Series F"). The aggregate principal amount of each of the Series D and Series E Notes is U.S. $50 million and the aggregate principal amount of the Series F Notes is U.S. $75 million. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19% per annum, interest on the Series E Notes accrues at 5.75% per annum and interest on the Series F Notes accrues at 5.39% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2014. The proceeds from the Notes were used for general corporate purposes.

  The Euro 100 Million Senior Unsecured Guaranteed Notes

        On September 30, 2010, we closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series ("Series G" and "Series H"). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75% per annum and interest on the Series H Notes accrues at 4.25% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2014. The proceeds from the Notes were used for general corporate purposes.

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2015)

        On November 10, 2010, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due November 10, 2015. The Notes are listed on the Luxembourg

Stock Exchange under ISIN XS0557635777. Interest on the Notes accrues at 4.00% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The Notes can be prepaid at our option under certain circumstances. The proceeds from the Notes were used for general corporate purposes. On January 20, 2014, the Notes were assigned an "A-" credit rating by Standard & Poor's Ratings Services ("Standard & Poor's") The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2014.

  The U.S. $350 Million Senior Unsecured Guaranteed Notes

        On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million senior unsecured guaranteed notes ("Series I"). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35% per annum. The proceeds from the Notes were used for general corporate purposes and to refinance existing term debt. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2014.

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2019)

        On March 19, 2012, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. When issued, the Notes were assigned a "BBB+" credit rating by Standard & Poor's and, on January 20, 2014, the Notes were upgraded to an "A-" credit rating by Standard & Poor's. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2014.

  The Euro 2 Billion Euro Medium Term Note Programme

        On April 29, 2013, our Board of Directors authorized a Euro 2 billion Euro Medium Term Note Programme (the "Programme") pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The Programme was updated on May 9, 2014. The notes issued under this program are expected to be listed on the Luxembourg Stock Exchange.

  Euro 500 Million Euro Medium Term Notes (Due 2024)

        On February 10, 2014, we completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 under the Group's Euro Medium Term Note Programme. Interest on the notes accrues at 2.625% per annum. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The proceeds from the Notes were used for general corporate purposes and to refinance existing term debt. The Notes were assigned an "A-" credit rating by Standard & Poor's. The Notes contain certain operating covenants. We were in compliance with those covenants as of December 31, 2014.

Outstanding Standby Letters of Credit

        Certain U.S. subsidiaries have obtained various standby and trade letters of credit from banks that aggregated Euro 40.7 million and Euro 36.9 million as of December 31, 2014 and 2013, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Concentration of Credit Risk

        Financial instruments which potentially expose us to concentration of credit risk consist primarily of cash, investments and accounts receivable. We attempt to limit our credit risk associated with cash equivalents by placing our cash balances and investments with highly-rated banks and financial institutions. However, at any time, amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, we limit our credit risk by performing ongoing credit evaluations, and certain customers may be required to post security in the form of letters of credit. As of December 31, 2014 and 2013, no single customer's balance comprised 10% or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2014 and 2013, was approximately Euro 36.7 million and Euro 23.6 million, respectively, due from the host stores of our U.S. retail division. These receivables represent cash proceeds from sales deposited into the host stores' bank accounts, which are subsequently forwarded to us on a weekly or monthly basis depending on our contract with the particular host store and are based on short-term contract arrangements.

Our Working Capital

        Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
(Amounts in millions of Euro)	2014	2013	2012

Current Assets	3,167.7	2,236.0	2,426.9
Current Liabilities	(2,388.7)	(1,700.4)	(1,805.0)

Working Capital	779.0	535.6	621.9

        The increase in working capital in 2014 as compared to 2013 is mainly attributable to an increase in cash and cash equivalents as a result of the issuance of Euro 500 million of bonds in the first half of 2014. The decrease in working capital in 2013 as compared to 2012 is mainly attributable to a decrease in commercial receivables and inventory.

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

        The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases, minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2014. The table does not include pension liabilities or liabilities for uncertain tax payments. We cannot make a reasonable and reliable estimate of when or if the uncertain tax payments will be made. Our pension plans are discussed in Note 22 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

	Payments Due by Period
Contractual Obligations (Amounts in millions of Euro)	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Long-Term Debt and Current Maturities(1)(2)	626.8	115.0	683.9	889.5	2,315.2
Interest Payments(3)	84.5	123.0	89.5	54.0	351.0
Operating Leases	337.8	489.5	279.6	225.8	1,332.8
Minimum Royalty Arrangements(4)	114.8	175.9	119.5	126.6	536.9
Long-Term Purchase Commitments(5)	24.2	28.6	18.7	9.4	80.9
Endorsement Contracts(6)	9.5	10.6	0.5	0.3	20.8
Other Commitments(7)	14.1	14.2	1.0	—	29.3

Total	1,211.7	956.8	1,192.7	1,305.6	4,666.8

(1)
As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2014 and expect to be in compliance for the foreseeable future.

(2)
The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 4.2 million (less than one year) and Euro 21.0 million (one to three years).

(3)
These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2014 and assume that we make all scheduled principal payments as they mature.

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

        At December 31, 2014, we had available funds of approximately Euro 598.1 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. For additional information, see Note 15 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The Board of Directors of Luxottica Group S.p.A. was appointed at the Stockholders' Meeting held on April 27, 2012. It currently consists of 11 members.

        The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2014. The information included in Item 6 relates to the Board of Directors whose term expires upon the approval of the statutory financial statements as of and for the year ended December 31, 2014.

        In 2014, four of our directors resigned: Mr. Sergio Erede (on March 13, 2014), Mr. Andrea Guerra (on September 1, 2014), Mr. Enrico Cavatorta (on October 13, 2014) and Mr. Roger Abravanel (on October 13, 2014). On October 29, 2014, Mr. Massimo Vian and Mr. Adil Mehboob-Khan were "co-opted" by the Board of Directors and were appointed as directors of the Company in order to fill the existing vacancies on the Board of Directors.

        During 2014, the Company adopted a governance model based on the appointment of two Chief Executive Officers (the "Co-CEO Model") to better respond to the growing complexity of the Group and to the demands of global competition. Following Mr. Andrea Guerra's resignation as Chief Executive Officer, on September 1, 2014, Mr. Enrico Cavatorta was appointed as Chief Executive Officer of Corporate Functions and ad interim CEO for Markets. Following Mr. Cavatorta's resignation from the Board of Directors on October 13, 2014, the Group's Chairman, Mr. Leonardo Del Vecchio, was temporarily granted (until October 29, 2014) all management authority in anticipation of the implementation of the Co-CEO Model based on separate "Markets" and "Product and Operations" areas of responsibility.

        On October 29, 2014, the Board of Directors granted to Mr. Massimo Vian all managing powers on an interim basis. The Co-CEO Model was implemented on January 19, 2015 with the appointment of Mr. Adil Mehboob-Khan as Chief Executive Officer for Markets and Mr. Massimo Vian as Chief Executive Officer for Product and Operations.

        Set forth below is certain information as of April 10, 2015 regarding the directors and senior management of Luxottica Group S.p.A.:

Name	Age	Senior Manager or Director(1) Since	Position

Leonardo Del Vecchio	79	1961	Chairman of the Board of Directors
Luigi Francavilla	77	1968/1985	Deputy Chairman
Adil Mehboob-Khan	51	2015/2014	Chief Executive Officer for Markets and Director
Massimo Vian	42	2005/2014	Chief Executive Officer for Product and Operations and Director
Mario Cattaneo	84	2003	Director
Claudio Costamagna	59	2006	Director
Claudio Del Vecchio	58	1978/1986	Director
Elisabetta Magistretti	67	2012	Director
Marco Mangiagalli	66	2009	Director
Anna Puccio	51	2012	Director
Marco Reboa	59	2009	Director
Paolo Alberti	52	2009	President Wholesale
Nicola Brandolese	43	2012	President Retail Optical
Fabio d'Angelantonio	45	2005	President Retail Luxury and Sun
Stefano Grassi	41	2007	Chief Financial Officer
Nicola Pelà	52	2005	Group Human Resources Officer
Enrico Mistron	45	1995	Chief Information Officer and Global Business Services Officer
Alessandra Senici	47	2000	Group Investor Relations and Corporate Communications Officer
Giorgio Striano	44	2009	Group Manufacturing Officer

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

        All information disclosed below regarding compensation, shareholdings and incentive plans also include directors who held the office for part of 2014 and sixteen senior managers, each of whom held office for all or part of 2014.

        Executive officers serve at the discretion of the Board of Directors. Messrs. Cattaneo, Costamagna, Claudio Del Vecchio, Mangiagalli and Reboa and Mses. Magistretti and Puccio are all non-executive directors. In addition, Mses. Magistretti and Puccio and Messrs. Cattaneo, Costamagna, Mangiagalli and Reboa are also independent directors under Italian law. Mr. Abravanel, who resigned on October 13, 2014, also was a non-executive and independent director.

        Pursuant to Italian law and our By-laws, a list for the appointment of the Board of Directors can be presented only by stockholders who hold the minimum percentage of the share capital established annually by CONSOB. For 2012, the year in which the current Board of Directors was appointed, the percentage established by CONSOB for Luxottica was equal to 1%. For 2015, the percentage established by CONSOB for Luxottica is equal to 0.5%.

        Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the Stockholders' Meeting, composed of experts in legal and accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards.

The Board of Statutory Auditors, comprised of three regular members and two alternate members, is required to verify that we (i) comply with applicable law and our By-laws, (ii) respect the principles of correct administration, (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems, (iv) ensure that our accounting system represents the facts in a fair and true manner and (v) give adequate instructions to our subsidiaries. The Board also supervises the manner in which we comply with the Code of Corporate Governance issued by Borsa Italiana S.p.A. It also supervises our financial reporting process, the effectiveness of our internal auditing system and risk assessment, the audit work and the independence of our auditing firm. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and of the stockholders, they are not deemed to be members of the Board of Directors and do not vote on matters submitted to such meetings. At the Stockholders Meeting on April 27, 2012, the following individuals were appointed as members of the Board of Statutory Auditors: Francesco Vella, who is Chairman, Barbara Tadolini and Alberto Giussani. The following individuals were also appointed as alternate members of the Board of Statutory Auditors: Giorgio Silva and Fabrizio Riccardo Di Giusto. The alternate members will replace current members who leave their position during the current term. Francesco Vella and Fabrizio Riccardo Di Giusto were selected from a list submitted by minority stockholders. Alberto Giussani, Barbara Tadolini and Giorgio Silva were selected from a list submitted by Delfin S.à r.l. The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2014.

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

        Pursuant to the Italian Code of Corporate Governance, issued by Borsa Italiana, we also maintain a Human Resources Committee, elected from the members of the Board of Directors. The Human Resources Committee has verification, advisory and proposal making functions, including, among others: (i) proposing to the Board of Directors the Group remuneration policy, (ii) recommending to the Board of Directors the remuneration payable to the Company's Directors with additional responsibilities and determining the remuneration criteria for senior management of the Company and of the entire Group and (iii) reviewing the Luxottica Group employees' incentive plans and making proposals to the Board of Directors regarding the beneficiaries of the plans. The Human Resources Committee also evaluates the organizational requirements of the Group and the actions taken to assign key positions ("succession plans") and makes inquiries for the preparation and revision of succession plans adopted by the Board of Directors. The members of the Human Resources Committee are independent directors Claudio Costamagna, who acts as Chairman, Anna Puccio and Marco Mangiagalli, who was appointed by the Board of Directors on October 22, 2014 following the resignation of Mr. Abravanel, who held the office until October 13, 2014. The term of the Human Resources Committee is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

        We also have a Control and Risk Committee, which is composed of the following independent directors: Mario Cattaneo, Chairman, Marco Mangiagalli, Elisabetta Magistretti and Marco Reboa. The Control and Risk Committee is responsible for performing investigations, providing advice and submitting proposals to the Board of Directors. In particular, the Control and Risk Committee (i) assists the Board of Directors in the execution of its internal control tasks and mandates, (ii) evaluates the planned initiatives and projects of the Internal Auditing function, (iii) reviews and assesses the regular reports issued by the Internal Auditing function, (iv) assesses, together with the manager responsible for the preparation of the Company's accounting records and the managers and the auditors, the proper use and application of accounting principles, (v) assesses the results of the activities performed by the Internal Auditing function, (vi) expresses opinions concerning the identification and management of corporate risks and (vii) expresses opinions concerning the planning, implementation and management of the internal control system.

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

        A short biography of each of our Directors and executive officers is set forth below:

        Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Company since its incorporation. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999, he received a Master "honoris causa" in International Business from MIB-Management School in Trieste. In 2002, he received an honorary degree in Managerial Engineering from the University of Udine and, in March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Furthermore, in December 2012, Mr. Del Vecchio received from CUOA Foundation a master "honoris causa" in Business Administration. Mr. Del Vecchio is also a director of Beni Stabili S.p.A. SIIQ, GiVi Holding S.p.A. and Gianni Versace S.p.A., Vice Chairman of Foncière des Régions S.A. and a director of Delfin S.à r.l., Aterno S.a.r.l. and Kairos Julius Baer SIM.

        Luigi Francavilla joined the Group in 1968, has been Director since 1985, Deputy Chairman since 1991, and was, until June 2010, the Chief Quality Officer of the Group. From 1977 until May 2009, he was Group Product and Design Director. From 1972 to 1977, Mr. Francavilla was General Manager of Luxottica S.r.l. and, from 1969 to 1971, he served as Technical General Manager of Luxottica S.r.l. In addition, he is Chairman of Luxottica S.r.l. and Luxottica Tristar (Dongguan) Optical Co. Ltd., two of our principal operating subsidiaries. Mr. Francavilla is also a Director in the Venice branch of the Bank of Italy. In April 2000, he received an honorary degree in Business Administration from Constantinian University in Cranston, Rhode Island, U.S.A. In 2011, he was appointed Grande Ufficiale of the Italian Republic. In 2012, the President of the Republic of Italy conferred on Mr. Francavilla the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit).

        Adil Mehboob-Khan was appointed as a Director of the Company on October 29, 2014 and Chief Executive Officer for Markets on January 19, 2015. Prior to joining Luxottica, Mr. Mehboob-Khan held a number of marketing and general management positions at The Procter & Gamble Company, where he began his career in 1987. In 2009, he was appointed Vice President in charge of all European Retail Beauty Businesses. From 2011 to 2014, he was President, Global Salon Professional & Wella. Mr. Mehboob-Khan holds a degree in engineering from the University of London. He also serves as a Director of Luxottica U.S. Holdings Corp. and OPSM Group Pty Limited.

        Massimo Vian was appointed as a Director of the Company on October 29, 2014, undertaking ad interim all managing powers until January 19, 2015, when he was appointed Chief Executive Officer for Product and Operations. Mr. Vian joined the Group in 2005 as Industrial Engineering Director. From 2007 to 2010, he served as Asia Operations Director, and he was subsequently appointed as Group Chief Operations Director and assumed the responsibility for the Company's Zero Waste initiative in 2013. Mr. Vian holds a degree in Management Engineering from the University of Padova. Prior to joining Luxottica, he held different roles at Nacco Materials Handling, EFESO Consulting, Key Safety Systems and Momo S.r.l. Mr. Vian is also Chief Executive Officer of Luxottica S.r.l. and serves as a Director of Luxottica U.S. Holdings Corp. and OPSM Group Pty Limited.

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

        Claudio Costamagna has been a Director since 2006. Mr. Costamagna holds a business administration degree and has held important offices in Citigroup, Montedison and Goldman Sachs where he served for many years as Chairman of the Investment Banking division for Europe, the Middle East and Africa. He is currently Chairman of "CC e Soci S.r.l.", a financial advisory boutique he founded, and a member of the International Advisory Board of the Bocconi University. Mr. Costamagna is Chairman of Salini Impregilo S.p.A. and AAA S.A.. He is also director of FTI Consulting Inc.

        Claudio Del Vecchio, a son of Leonardo Del Vecchio, joined the Group in 1978 and has been a Director since 1986. From 1979 to 1982, he managed our Italian and German distribution operations. From 1982 until 1997, he was responsible for all business operations of the Group in North America. He also serves as a Director of Luxottica U.S. Holdings Corp., a key subsidiary in North America. Claudio Del Vecchio is Chairman and Chief Executive Officer of Brooks Brothers Group, Inc.

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

        Marco Mangiagalli became a Director on April 29, 2009. Mr. Mangiagalli received a degree in Political Economy from Bocconi University in 1973. Most of his career has been with Eni Group; he also has had working experience with Barclays Group in Italy and the Nuovo Banco Ambrosiano Group. He has served as a member of the Board of Directors for Agip S.p.A., Polimeri Europa S.p.A., Nuovo Pignone S.p.A., Snamprogetti S.p.A., Saipem S.p.A., Eni International Holding B.V., Albacom S.p.A., Emittenti Titoli S.p.A. and Oil Investment Corp. He also has been Chairman of Eni Coordination Center S.A., Eni Bank Ltd/Banque Eni S.A. and of Enifin S.p.A. From August 2008 to May 2011, he was Chairman of the Board of Directors for Saipem S.p.A. He is a member of the Supervisory Board of Intesa San Paolo S.p.A.

        Anna Puccio became a Director of Luxottica Group S.p.A. on April 27, 2012. Ms. Puccio graduated from the Venice University Ca' Foscari with a degree in Business Administration and holds a post-graduate degree in International Business from CUOA Business School. She started her career at Microsoft Corp. in the United States in 1987. Thereafter, from 1990 to 2001, Ms. Puccio worked for Procter & Gamble Corp. in various countries, including Italy, Germany, the United Kingdom and Switzerland and, most recently, as Marketing Director Europe in its Beauty Care Business Unit. From 2001 to 2004, she was Chief Executive Officer of Zed-TeliaSonera Italy and, from 2005 to 2006, Chief Executive Officer of Sony Ericsson Italy. From 2008 to 2009, Ms. Puccio was Senior Strategy Advisor for Accenture Mobility Operative Services. From 2006 to 2012, she was a member of the Board of Directors of Buongiorno S.p.A. Since 2010, Ms. Puccio has been the Group Managing Director of CGM, National Group of Social Enterprises. In February 2014, Ms. Puccio was appointed as Company Secretary and a member of the Board of Directors of Fondazione Italiana Accenture and is a member of the Board of Directors of Amplifon S.p.A.

        Marco Reboa became a Director on April 29, 2009. Mr. Reboa received a degree in Business Economics from Bocconi University in 1978. He has been registered in the Register of Chartered

Accountants of Milan since 1982 and he is an auditor pursuant to Ministerial Decree since 1995. He is currently a professor at the Faculty of Law at the Libero Istituto Universitario Carlo Cattaneo in Castellanza, Italy and works in private practice in Milan, specializing in extraordinary financial transactions. Mr. Reboa has published books and articles on financial statements, economic appraisals and corporate governance. He is editor-in-chief of the Magazine of Chartered Accountants. Mr. Reboa was the Chairman of the Luxottica Group S.p.A. Board of Statutory Auditors from June 14, 2006 until April 29, 2009. He is a member of the Board of Directors of Carraro S.p.A.

        Paolo Alberti joined Luxottica Group in May 2009 and is President Wholesale. Prior to joining Luxottica, he was Executive VP at Bulgari Parfums where he was responsible for the development, marketing, logistics and commercialization of Bulgari Perfumes and Cosmetics. He was also responsible for the Bulgari eyewear license with Luxottica. Prior to being at Bulgari, he was General Manager at L'Oréal, Consumer Division, Director at Johnson & Johnson and Advertising Brand Manager at Procter & Gamble. Mr. Alberti holds a B.S. in Civil Management Engineering from the University of the Pacific (California, USA) and a Master in Business Administration from Bocconi University.

        Nicola Brandolese became President of Retail Optical Americas in January 2014 and was appointed President Retail Optical in 2015. He joined Luxottica in 2012 as Group Business Development Director and Chief Digital Officer. Before joining Luxottica, from 2003 to 2012, Mr. Brandolese spent nine years with News Corporation, where he led marketing, sales and product management as Executive Vice President of Sky. Between 1997 and 2003, Mr. Brandolese served as Project Leader with The Boston Consulting Group and as Director of Sales and Business Strategy at Sapient Corporation. Prior to working in management consulting, Mr. Brandolese led Purchasing and Logistics at Erikstone OY AB in Finland. Mr. Brandolese holds a Master's degree in Engineering from the Polytechnic University of Milan and a BEP degree from Boston's Babson College.

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

        Stefano Grassi was appointed Chief Financial Officer on October 29, 2014. Mr. Grassi joined the Group in 2007 as Finance Manager Luxottica Retail North America and from 2008 to 2012 he served as Group Retail Financial Controller. In 2012, he became Group Controlling & Forecasting Director. Before joining Luxottica, Mr. Grassi held various positions at General Electric in Italy, the United States, Spain, France and Hungary until 2005, when he became CFO of General Electric Capital Commercial Finance Italy. Mr. Grassi holds a degree in Business Administration from La Sapienza University in Rome.

        Enrico Mistron joined the Group in 1995, after graduating with a degree in Business Administration from the University of Venice. Over the last 20 years, Mr. Mistron assumed roles of increasing responsibility in different strategic areas within the Group, including Administration, Finance and Business Controlling, along with Planning and Supply Chain. In 2007, he became Group Financial Controller and, in 2010, Supply Chain Director. In 2015, he was appointed Chief Information Officer and Global Business Services Director.

        Nicola Pelà has been Group Human Resources Officer since 2005. Before joining Luxottica, he held a number of HR positions in Olivetti, Fiat, Barilla and SmithKline Beecham. He has lived and worked in Italy, the United States and Belgium. Mr. Pelà has a bachelor's degree in Law with honors and a master's degree in Business Administration from CUOA (Centro Universitario di Organizzazione Aziendale).

        Alessandra Senici has served as the Group Investor Relations Director at Luxottica Group since May 2007 and, in September 2014, widened her responsibilities by taking over the leadership of Corporate Communications, being appointed as Group Investor Relations and Communications Officer. Ms. Senici joined the Group in February 2000. She was previously an Equity Analyst with Rasfin Sim and Cariplo S.p.a., where she also worked on primary and secondary offerings together with the corporate finance and equity capital markets teams. She also has currency trading experience. Ms. Senici holds a bachelor's degree in Business Administration from the University of Brescia, is a member of A.I.R., the Italian Association of Investor Relations Officers, and a member of the steering committee of Valore D, an association of large companies formed in Italy in order to support women's leadership in the corporate world.

        Giorgio Striano was appointed Group Manufacturing Officer of the Company in March 2015. Mr. Striano joined the Company in 2009 as Senior Vice President, Oakley Operations. In 2013, Mr. Striano increased his responsibilities by assuming leadership for Luxottica's optical manufacturing and lens procurement functions and, in 2014, he transitioned to lead Luxottica's manufacturing operations in Italy. Mr. Striano holds a degree in electrical engineering and a master's degree in advanced industrial marketing from INSEAD in Singapore. Prior to joining the Company, Mr. Striano gained manufacturing and general management experience at The Procter & Gamble Company and Manuli Rubber Industries.

COMPENSATION

        Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2014 and remuneration to Senior Managers who held office for all or a portion of 2014 (amounts in Euros).

Compensation paid to directors, general managers, auditors and other executives with strategic responsibilities (in Euro)

								Variable non-equity compensation
														Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total

Leonardo Del Vecchio	Chairman of the Board	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				1,285,000	(1)	—		—		—	—	—	1,285,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				1,285,000		—		—		—	—	—	1,285,000	—	—
Luigi Francavilla	Vice Chairman	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				143,002	(2)	—		—		—	—	—	143,002	—	—
(II) Compensation paid by subsidiary or affiliate companies				657,060		—		—		—	—	—	657,060	—	—
(III) Total				800,062		—		—		—	—	—	800,062	—	—
Massimo Vian	CEO for Product and Operations	October 29, 2014 - December 31, 2014	Meeting after co-option
(I) Compensation paid by the Company				633,011	(3)	—		424,100	(11)	—	11,491	—	1,068,602	736,503	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				633,011		—		424,100		—	11,491	—	1,068,602	736,503	—
Adil Mehboob-Khan	Director	October 29, 2014 - December 31, 2014	Meeting after co-option
(I) Compensation paid by the Company				14,852		—		—		—	—	—	14,852	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				14,852		—		—		—	—	—	14,852	—	—
Andrea Guerra	CEO	January 1, 2014 - September 1, 2014	Resigned on September 1, 2014
(I) Compensation paid by the Company				1,678,914	(4)	—		—		—	27,618	—	1,706,532	1,783,358	11,392,294
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				1,678,914		—		—		—	27,618	—	1,706,532	1,783,358	11,392,294
Enrico Cavatorta	Director-General Manager/CEO	January 1, 2014 - October 13, 2014	Resigned on October 31, 2014
(I) Compensation paid by the Company				650,542	(5)	—		—		—	14,038	—	664,581	—	4,985,355
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				650,542		—		—		—	14,038	—	664,581	—	4,985,355
Roger Abravanel	Director	January 1, 2014 - October 13, 2014	Resigned on October 13, 2014
(I) Compensation paid by the Company				66,720		19,624	(6)	—		—	—	—	86,344	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				66,720		19,624		—		—	—	—	86,344	—	—
Mario Cattaneo	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		30,000	(7)	—		—	—	—	115,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				85,000		30,000		—		—	—	—	115,000	—	—
Claudio Costamagna	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		30,000	(8)	—		—	—	—	115,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				85,000		30,000		—		—	—	—	115,000	—	—
Claudio Del Vecchio	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		—		—		—	—	—	85,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				85,000		—		—		—	—	—	85,000	—	—
Sergio Erede	Director	January 1, 2014 - March 13, 2014	Resigned on March 13, 2014
(I) Compensation paid by the Company				16,910		—		—		—	—	—	16,910	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				16,910		—		—		—	—	—	16,910	—	—

								Variable non-equity compensation
														Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total

Elisabetta Magistretti	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(9)	—		—	—	—	110,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				85,000		25,000		—		—	—	—	110,000	—	—
Marco Mangiagalli	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		29,839	(6)(9)	—		—	—	—	114,839	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				85,000		29,839		—		—	—	—	114,839	—	—
Anna Puccio	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(6)	—		—	—	—	110,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				85,000		25,000		—		—	—	—	110,000	—	—
Marco Reboa	Director	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				85,000		25,000	(9)	—		—	—	—	110,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				85,000		25,000		—		—	—	—	110,000	—	—
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				105,000		—		—		—	—	—	105,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				105,000		—		—		—	—	—	105,000	—	—
Alberto Giussani	Auditor	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000		—		—		—	—	—	70,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				70,000		—		—		—	—	—	70,000	—	—
Barbara Tadolini	Auditor	January 1, 2014 - December 31, 2014	Approval of financial statements for 2014
(I) Compensation paid by the Company				70,000		—		—		—	—	—	70,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				18,000	(10)	—		—		—	—	—	18,000	—	—
(III) Total				88,000		—		—		—	—	—	88,000	—	—
Executives with strategic responsibilities (Aggregate compensation of 10 executives with strategic responsibilities of the Company)
(I) Compensation paid by the Company				4,387,907		—		2,534,700	(11)	—	146,567	—	7,069,174	4,500,225	3,824,000
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				4,387,907		—		2,534,700		—	146,567	—	7,069,174	4,500,225	3,824,000
Executives with strategic responsibilities (Aggregate compensation of 6 executives with strategic responsibilities employed by subsidiary companies)
(I) Compensation paid by the Company				346,397		—		146,500	(11)	—	11,362	—	504,260	465,763	—
(II) Compensation paid by subsidiary or affiliate companies				2,674,768		—		2,999,936	(11)	—	—	—	5,674,704	2,755,297	—
(III) Total				3,021,165		—		3,146,436		—	11,362	—	6,178,964	3,221,060	—

(1)
Euro 85,000 paid as a Director, Euro 1,200,000 paid as Chairman

(2)
Euro 85,000 paid as a Director, Euro 58,002 paid as Vice Chairman

(3)
Euro 14,852 paid as a Director, Euro 125,806 paid as CEO, Euro 492,353 paid as an employee

(4)
Euro 56,903 paid as a Director, Euro 548,142 paid as CEO, Euro 1,073,869 paid as an employee

(5)
Euro 66,720 paid as a Director, Euro 583,822 paid as an employee

(6)
Compensation paid as a member of the Human Resources Committee

(7)
Compensation paid as the Chairman of the Control and Risk Committee

(8)
Compensation paid as the Chairman of the Human Resources Committee

(9)
Compensation paid as a member of the Control and Risk Committee

(10)
Compensation paid for the position as statutory auditor of Salmoiraghi & Viganò S.p.A.

(11)
Variable compensation paid based on employee positions and not as directors

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period.

        Aggregate compensation paid by us to our senior management (who are not directors) as a group (16 people) was approximately Euro 19.2 million in 2014, of which approximately Euro 6.0 million represented provision for termination indemnities and social security charges required by Italian law. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2011 to 2013 set forth in the 2011 Performance Share Plan, on February 27, 2014, the Board of Directors assigned 166,500 Luxottica Group shares to members of this group. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2012 to 2014 set forth in the 2012 Performance Share Plan, on March 2, 2015, the Board of Directors assigned 198,000 Luxottica Group shares to members of this group. The aggregate amount set aside or accrued during the year ended December 31, 2014 to provide pension and retirement benefits for our directors who are also members of our management was Euro 1.9 million. Our directors who are not members of management do not receive such benefits.

        With the exception of termination benefits provided for Mr. Mehboob-Khan and Mr. Vian, our Chief Executive Officers, and two senior managers, none of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

        In case of termination other than for good cause, we will pay our Chief Executive Officer for Markets a separation allowance, in addition to providing for termination indemnities provided by Italian law, equal to the sum of Euro 9 million if the employment contract is terminated during the first year of service, Euro 7 million if the employment contract is terminated during the second year of service and Euro 3 million if the employment contract is terminated during or after the third year of service.

        An additional allowance equal to Euro 1 million will be paid to Mr. Mehboob-Khan in order to provide compensation for both non-competition and non-solicitation commitments. This allowance will be paid for the 24 months following the termination of the employment contract in deferred three-month installments.

        In case of termination other than for good cause, we will pay our Chief Executive Officer for Product and Operations a separation allowance, in addition to providing for termination indemnities provided by Italian law, equal to the sum of Euro 3 million.

        An additional allowance equal to Euro 0.5 million will be paid to Mr. Vian in order to provide compensation for both non-competition and non-solicitation commitments. This allowance will be paid for the 24 months following the termination of the employment contract in deferred three-month installments.

        The termination of the employment agreement of either of our CEOs for any reason will be good cause for the revocation of such CEO's director office without any indemnity or compensation.

        There are no agreements that provide for the allocation or maintenance of non-monetary benefits or the stipulation of ad hoc consultancy contracts in the event of termination of the position of the Chief Executive Officer or the position of other executive directors.

EMPLOYEES

        As of December 31, 2014, we employed approximately 77,700 employees worldwide, of whom approximately 43,000 were employed in the United States and Canada, approximately 17,600 were employed in Asia-Pacific, approximately 11,700 were employed in Europe, approximately 4,900 were employed in Latin America and approximately 500 were collectively employed in the Middle East and South Africa. As of such date, approximately 29,700 were employed in our manufacturing and wholesale segment (including Oakley), approximately 47,500 were employed in our retail segment and approximately 500 were employed in our corporate offices. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those employees of Luxottica Retail N.A.

subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

        Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 8,000 of our employees. This agreement was renewed in 2013 resulting in an average wage increase rate of approximately 2% per year. In addition to the national collective bargaining agreement for workers, we typically enter into separate local contracts with labor unions representing our employees. The local agreement with optical workers, supplementing the terms of the national textile contract was extended from December 31, 2014 until December 31, 2015. The agreement continues to provide for new profitability targets for employee variable wages.

        Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2014, we had established a reserve of Euro 41.8 million for such severance payments, which is reflected in our Consolidated Financial Statements.

        Luxottica Retail N.A. is a party to the following two collective bargaining agreements as of December 31, 2014. The collective bargaining agreement with Local 108, Retail, Wholesale and Department store union covers approximately 13 employees holding the positions of Sales Associate. The collective bargaining agreement with Local 4,100 Communications Workers of America covers approximately 60 Pearle Vision and LensCrafters employees holding the positions of Certified Technician, Eye Care Advisor, EyeWear Consultant, Optician, Production Technician and Sales Associate. LensCrafters International, Inc. is a party to four collective bargaining agreements as of December 31, 2014. These collective bargaining agreements, each with Local 1000A, United Food and Commercial Workers Canada, cover approximately 94 employees holding the positions of Lab Technician, Lead Lab Technician, Certified Technician, Technician Trainee, Eyewear Consultant, and Licensed and Student Optician.

SHARE OWNERSHIP

        Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of April 10, 2015, by each of our directors and executive officers who beneficially own in excess of 1% of our issued share capital.

Stockholder	Issuer	Shares owned as of April 10, 2015		Percentage Ownership

Leonardo Del Vecchio	Luxottica Group S.p.A.	296,666,525	(1)	61.53%

(1)
295,904,025 shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 487,500 shares are held by his wife.

        Except as otherwise indicated above, each of our directors and our executive officers owns less than 1% of our issued share capital.

        In addition, set forth below is certain information regarding share ownership for our directors and our senior managers (who are not directors) as a group (including any shares held directly or indirectly by each such person or such person's spouse), prepared and disclosed as required by applicable Italian law.

Share ownership of directors, auditors and senior managers

NAME	OFFICE	COMPANY'S SHARES	SHARES HELD AS OF DECEMBER 31, 2013		SHARES BOUGHT DURING 2014		SHARES SOLD DURING 2014	SHARES HELD AS OF DECEMBER 31, 2014

Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	293,811,025	(1)	3,185,500		330,000	296,666,525	(1bis)
Luigi Francavilla	Deputy Chairman	Luxottica Group S.p.A.	3,364,800	(2)	—		—	3,364,800	(2)
Massimo Vian	CEO for Product and Operations (since October 29, 2014)	Luxottica Group S.p.A.	2,780		18,000	(3)	18,030	2,750
Claudio Del Vecchio	Director	Luxottica Group S.p.A.	3,310,000	(4)	—		—	3,310,000	(4)
Andrea Guerra	CEO (until September 1, 2014)	Luxottica Group S.p.A.	770,000		1,326,500	(5)	2,096,500	—
Enrico Cavatorta	Director (until September 1, 2014)—CEO (from September 1, to October 13, 2014)—General Manager (until October 31, 2014)	Luxottica Group S.p.A.	45		651,500	(6)	651,545	—
Key managers employed by the Company (10)		Luxottica Group S.p.A.	500		249,000	(7)	248,180	1,320
Key managers employed by subsidiary companies (6)		Luxottica Group S.p.A.	62,770		107,500	(7)	112,072	58,198

(1)	293,048,525 shares held by Delfin S.à r.l. (a company controlled by Leonardo Del Vecchio who holds 98.328% of the share capital in usufruct with voting rights and owns directly the remaining 1.672%); 275,000 ADRs and 487,500 shares held by his wife Nicoletta Zampillo.
(1bis)	295,904,025 shares held by Delfin S.à r.l. (a company controlled by Leonardo Del Vecchio who holds 75.00% of the share capital in usufruct with voting rights and owns directly the remaining 25.00%); 275,000 ADRs and 487,500 shares held by his wife Nicoletta Zampillo.
(2)	Shares held in usufruct with his wife.
(3)	Shares granted under the PSP Plan 2011.
(4)	40,000 shares represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation; 142,000 shares held by a trust constituted for the benefit of his minor children.
(5)	1,250,000 shares bought following the exercise of stock options; 76,500 shares granted under the PSP Plan 2011.
(6)	620,000 shares bought following the exercise of stock options; 31,500 shares granted under the PSP Plan 2011.
(7)	Included shares granted under the PSP Plan 2011 and shares bought following the exercise of stock options.

        In addition to the holdings disclosed in the above chart, two senior managers employed by Luxottica's U.S. subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan, a company-sponsored 401(k) savings plan for Luxottica's U.S. employees (the "Plan"), beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2013 and 2014, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 1,468.900 ADRs in each period. During 2014, there were no additional purchases in the Plan by these senior managers. The ADRs beneficially owned by Plan participants are held in the form of "units" of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

        In September 2001, we adopted an employee stock option plan providing for the issuance of options covering up to 11,000,000 ordinary shares of nominal value Euro 0.06 each. Our Board of Directors administers the stock option plan. The purpose of the plan is to provide additional incentives to our key employees. Grants under the stock option plan may be of non-qualified options and/or incentive stock options. Under the plan, the Board of Directors may not grant an option for a term of more than nine years from the date of grant, or for a term that expires after March 31, 2017. The option exercise price per share may not be less than the greater of (i) the closing market price of our ADSs on the NYSE on the first business day immediately preceding the date of grant or (ii) the average of the closing market price of the ADSs on the NYSE for each business day during the 30-day period ending on the date of grant. Options cannot be currently granted under this plan.

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing 1.99% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 10, 2015, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 29 to the Consolidated Financial Statements included in Item 18 of this Form 20-F). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination on August 30, 2014. During 2012, 2013 and 2014, 3,900,000, 3,100,000 and 330,000 options were exercised, respectively. As of December 31, 2014, no options were outstanding.

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

        In May 2008, a performance shares plan for our top managers as identified by the Board of Directors (the "PSP Plan") was adopted. The PSP Plan is intended to strengthen the loyalty of our key managers and to recognize their contributions to our success on a medium- to long-term basis. The beneficiaries of the PSP Plan are granted the right to receive ordinary shares ("Units"), without consideration if certain financial targets set by the Board of Directors are achieved over a specified three-year period. The PSP Plan has a term of five years, during which the Board of Directors may resolve to issue different grants to the PSP Plan's beneficiaries. The PSP Plan covers a maximum of 6,500,000 ordinary shares. Each annual grant does not exceed 2,000,000 Units. On May 13, 2008, the Board of Directors granted a total maximum amount of 1,203,600 Units. On May 7, 2009, the Board of Directors granted a total maximum amount of 1,793,750 Units. On April 29, 2010, the Board of Directors granted a total maximum amount of 865,000 Units. On April 29, 2011, the Board of Directors granted a total maximum amount of 764,750 Units. On May 7, 2012, the Board of Directors granted a total maximum amount of 721,200 Units. Employees who received awards under the Plan were directors, officers and other managers with highly strategic roles who were selected by the Board of Directors upon the direct recommendation of our Human Resources Committee. As of December 31, 2014, there were outstanding 610,800 Units under the 2012 grant.

        In April 2013, an additional performance shares plan for our key managers and employees, as identified by the Board of Directors, was adopted (the "New PSP Plan"). The New PSP Plan is intended to strengthen the loyalty of our key employees and managers and to recognize their contributions to our success on a medium- to long-term basis. In addition, the plan is intended to link Company results with individual performance. The beneficiaries are granted the right to receive Units of the Company if certain financial targets set by the Board of Directors at the time of grant are achieved at the end of a specified three-year reference period. The New PSP Plan has a term of five years, during which the Board of Directors may authorize the issuance of grants to the New PSP Plan's beneficiaries. The New PSP Plan covers a maximum of 10,000,000 ordinary shares. Each annual grant will not exceed 2,500,000 Units. On April 29, 2013, the Board of Directors granted a total maximum amount of 1,281,480 Units. On April 29, 2014, the Board of Directors granted a total maximum amount of 1,205,280 Units.

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

        On March 2, 2015, the Board of Directors of Luxottica Group S.p.A. verified the achievement of EPS targets over the reference period 2012 through 2014 and granted a total of 498,778 shares to 39 beneficiaries of the 2012 PSP Plan and approved cash distributions to two beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2012 PSP Plan's regulation.

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

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 three-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the performance options previously granted). As of December 31, 2014, 185,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited, 589,500 were exercised and all remaining options were outstanding.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        At the Board of Directors meeting held on May 7, 2012, a total of 2,076,500 stock options were awarded under the 2006 Stock Option Plan to our employees and the employees of our subsidiaries. As of December 31, 2014, 228,500 of these stock options had been forfeited.

        As of December 31, 2014, the following grants were outstanding as detailed below:

	Number of options outstanding	Exercise price	Expiration date	Options held by officers and directors

2006 Grant(1)	—	Euro 22.19	January 31, 2015	—
2006 Performance Grant 1(1)	—	Euro 22.09	July 27, 2015	—
2006 Performance Grant 2(1)	—	Euro 20.99	July 27, 2015	—
2007 Grant(1)	5,000	Euro 24.03	March 6, 2016	—
2008 Grant	119,200	Euro 18.08	March 14, 2017	15,000
2008 PSP Grant(2)	—	—	—	—
2009 Non-U.S. Grant	36,000	Euro 13.45	May 7, 2018	—
2009 U.S. Grant	45,750	Euro 14.99	May 7, 2018	—
2009 Non-U.S. Residents Reassignment, Ordinary	152,000	Euro 13.45	May 7, 2018	—
2009 U.S. Residents Reassignment, Ordinary	50,500	Euro 15.03	March 31, 2017	20,000
2009 Non-U.S. Residents Reassignment, Performance Grant	550,000	Euro 13.45	May 7, 2018	—
2009 U.S. Residents Reassignment, Performance Grant	50,000	Euro 15.11	June 12, 2018	50,000
2010 Non-U.S. Residents Grant	194,000	Euro 20.72	April 29, 2019	—
2010 U.S. Residents Grant	114,500	Euro 21.23	April 29, 2019	—
2011 Non-U.S. Residents Grant	339,500	Euro 22.62	April 28, 2020	—
2011 U.S. Residents Grant	217,000	Euro 23.18	April 28, 2020	—
2012 Non-U.S. Residents Grant	1,318,000	Euro 26.94	May 7, 2021	35,000
2012 U.S. Residents Grant	530,000	Euro 28.32	May 7, 2021	—
2012 PSP Grant	610,800	—	—	293,000
2013 PSP Grant	1,154,220	—	—	288,000
2014 PSP Grant	1,165,320	—	—	295,200

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

Stock options granted to directors, general managers and other executives with strategic responsibilities

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period (from - to)	Number of options	Exercise price	Exercise period (from - to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value** (Estimated Potential Value)

Andrea Guerra	CEO (until September 1, 2014)	Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)*	1,250,000	Euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	1,250,000	Euro 13.45	Euro 41.60	—	—	—
Enrico Cavatorta	Director/CEO (September 1, 2014 - October 13, 2014) General Manager of Central Corporate Functions (until October 31, 2014)	Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	70,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	70,000	Euro 13.45	Euro 41.11	—	—	—
		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)*	550,000	Euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	550,000	Euro 13.45	Euro 40.95	—	—	—

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period (from - to)	Number of options	Exercise price	Exercise period (from - to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value** (Estimated Potential Value)

Executives with strategic responsibilities (Aggregate amounts for 10 executives with strategic responsibilities employed by the Company)		Reassigned extra-ordinary plan 2009 non-US (BOD resolution May 7, 2009)*	100,000	Euro 13.45	December 3, 2012 - May 7, 2018	—	—	—	—	—	—	100,000	Euro 13.45	Euro 40.0 (85,000 on 5/3/14) Euro 40.0 (15,000 on 6/3/14)	—	—	—
		2011 non-US Stock Option Plan (BOD resolution April 28, 2011)	50,000	Euro 22.62	April 28, 2014 - April 28, 2020	—	—	—	—	—	—	50,000	Euro 22.62	Euro 40.50 (35,000 on 5/23/14) Euro 41.60 (15,000 on 5/26/14)	—	—	—
		2012 non-US Stock Option Plan (BOD resolution May 7, 2012)	35,000	Euro 26.94	May 7, 2015 - May 7, 2021	—	—	—	—	—	—	—	—	—	—	35,000	96,017

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period (from - to)	Number of options	Exercise price	Exercise period (from - to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value** (Estimated Potential Value)

Executives with strategic responsibilities (Aggregate amount for 6 executives with strategic responsibilities employed by subsidiary companies)		2008 Stock Option Plan (BOD resolution March 13, 2008)	15,000	Euro 18.08	March 14, 2011 - March 14, 2017	—	—	—	—	—	—	—	—	—	—	15,000	—
		Reassigned ordinary plan 2009 non-US (BOD resolution May 7, 2009)	40,000	Euro 13.45	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	40,000	Euro 13.45	Euro 43.03	—	—	—
		Reassigned ordinary plan 2009 US (BOD resolution May 7, 2009)	20,000	Euro 15.03	December 3, 2012 - March 31, 2017	—	—	—	—	—	—	—	—	—	—	20,000	—
		Reassigned extra-ordinary plan 2009 US (BOD resolution May 7, 2009)*	50,000	Euro 15.11	December 3, 2012 - June 12, 2018	—	—	—	—	—	—	—	—	—	—	50,000	—
Total			2,180,000									2,060,000				120,000	96,017

**
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period
*
The effectiveness of the grant date for U.S. residents is May 7, 2009, the date the BOD approved the grant and the action of the Human Resources Committee.

Incentive plans awarding financial instruments (other than stock options) to directors, general managers and other executives with strategic responsibilities

			Financial instruments granted in previous years and not vested during the year		Financial instruments granted during the year					Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)	Vesting period	Grant date	Market price on grant date	Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)

Massimo Vian	CEO (since October 29, 2014)	2011 PSP Plan (BOD resolution April 28, 2011) 2012 PSP Plan (BOD resolution May 7, 2012) 2013 PSP Plan (BOD resolution April 29, 2013) 2014 PSP Plan (BOD resolution April 29, 2014)	— 24,000 20,400 —	April 28, 2011 - December 31, 2013 May 7, 2012 - December 31, 2014 April 29, 2013 - December 31, 2015 —	— — — 22,800	— — — Euro 889,884	— — — April 29, 2014 - December 31, 2016	— — — April 29, 2014	— — — Euro 41.08	5,000 — — —	18,000 — — —	Euro 713,025 — — —	— Euro 213,200 Euro 262,208 Euro 296,628
Andrea Guerra	CEO (until September 1, 2014)	2011 PSP Plan (BOD resolution April 28, 2011) 2012 PSP Plan (BOD resolution May 7, 2012) 2013 PSP Plan (BOD resolution April 29, 2013) 2014 PSP Plan (BOD resolution April 29, 2014)	— 90,000 44,400 —	April 28, 2011 - December 31, 2013 May 7, 2012 - December 31, 2014 April 29, 2013 - December 31, 2015 —	— — — 42,000	— — — Euro 1,639,260	— — — April 29, 2014 - December 31, 2016	— — — April 29, 2014	— — — Euro 41.08	21,250 — — —	76,500 — — —	Euro 3,030,356 — — —	— Euro 799,500 Euro 570,688 Euro 546,420
Enrico Cavatorta	CEO (September 1, 2014 - October 13, 2014) General Manager Central Corporate Functions (until October 31, 2014)	2011 PSP Plan (BOD resolution April 28, 2011) 2012 PSP Plan (BOD resolution May 7, 2012) 2013 PSP Plan (BOD resolution April 29, 2013) 2014 PSP Plan (BOD resolution April 29, 2014)	— 36,000 27,600 —	April 28, 2011 - December 31, 2013 May 7, 2012 - December 31, 2014 April 29, 2013 - December 31, 2015 —	— — — 25,200	— — — Euro 983,556	— — — April 29, 2014 - December 31, 2016	— — — April 29, 2014	— — — Euro 41.08	8,750 — — —	31,500 — — —	Euro 1,247,794 — — —	— — — —
Executives with strategic responsibilities (Aggregate amounts for 10 executives with strategic responsibilities employed by the Company)		2011 PSP Plan (BOD resolution April 28, 2011) 2012 PSP Plan (BOD resolution May 7, 2012) 2013 PSP Plan (BOD resolution April 29, 2013) 2014 PSP Plan (BOD resolution April 29, 2014)	— 129,600 134,400 —	April 28, 2011 - December 31, 2013 May 7, 2012 - December 31, 2014 April 29, 2013 - December 31, 2015 —	— — — 132,000	— — — Euro 5,151,960	— — — April 29, 2014 - December 31, 2016	— — — April 29, 2014	— — — Euro 41.08	27,500 — — —	99,000 — — —	Euro 3,921,638 — — —	— Euro 1,151,280 Euro 1,727,488 Euro 1,717,320
Executives with strategic responsibilities (Aggregate amounts for 6 executives with strategic responsibilities employed by subsidiary companies)		2011 PSP Plan (BOD resolution April 28, 2011) 2012 PSP Plan (BOD resolution May 7, 2012) 2013 PSP Plan (BOD resolution April 29, 2013) 2014 PSP Plan (BOD resolution April 29, 2014)	— 108,000 88,800 —	April 28, 2011 - December 31, 2013 April 28, 2011 - December 31, 2013 May 7, 2012 - December 31, 2014 —	— — — 98,400	— — — Euro 3,840,552	— — — April 29, 2014 - December 31, 2016	— — — April 29, 2014	— — — Euro 41.08	18,750 — — —	67,500 — — —	Euro 2,673,844 — — —	— Euro 959,400 Euro 1,141,376 Euro 1,280,184
Total		—	703,200	—	320,400	Euro 12,505,212	—	—	—	81,250	292,500	Euro 11,586,656	Euro 10,665,692

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period

Cash incentive plans for directors, general managers and other executives with strategic responsibilities (in Euro)

			2014 Bonus			Previous years bonuses			Other bonuses
					Term of deferral	Non payable	Payable/ paid
Name	Office	Plan	Payable/paid	Deferred				Deferred

Massimo Vian	CEO (since October 29, 2014)	MBO 2014	424,100	—	—	—	—	—	—
Andrea Guerra	CEO (until September 1, 2014)		—	—	—	—	—	—	—
Enrico Cavatorta	CEO (September 1, 2014-October 13, 2014) General Manager Central Corporate Functions (until October 31, 2014)		—	—	—	—	—	—	—
Executives with strategic responsibilities (Aggregate amounts for 10 executives with strategic responsibilities employed by the Company)		MBO 2014	2,534,700	—	—	—	—	—	—
Executives with strategic responsibilities (Aggregate amounts for 6 executives with strategic responsibilities employed by subsidiary companies)		MBO 2014	3,146,436	—	—	—	—	—	—
(III) Total			6,105,236	—	—	—	—	—	—

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

        The following table sets forth, as of April 10, 2015, the beneficial ownership of ordinary shares by each person beneficially owning 2% or more of the issued share capital (including ordinary shares represented by ADSs) known to us based on their most recent public filings or communications with us.

Identity of person or group	Amount of shares owned		Percent of class

Leonardo Del Vecchio	296,666,525	(1)	61.53%
Giorgio Armani	22,724,000	(2)	4.71%

(1)
295,904,025 shares (61.38%) held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 487,500 shares are held by his wife. Such percentage is calculated based on the issued share capital as of April 10, 2015.

(2)
The amount of shares owned, consistent with applicable Italian rules, is based on the March 30, 2006 filing by Giorgio Armani with CONSOB and includes 9,210,000 ordinary shares and 13,514,000 shares represented by ADSs, which corresponded to an aggregate of 4.96% of the then issued share capital. More current information on this shareholding is not publicly available and the percentage of beneficial ownership in the table has been calculated assuming that the number of shares held by Giorgio Armani has not changed.

        The shares held by Mr. Del Vecchio and our other directors and executive officers have the same voting rights as the shares held by other stockholders.

        Mr. Del Vecchio is our controlling stockholder and serves as Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

        As of March 31, 2015, approximately 5.71% of our ordinary shares were held in the form of ADSs by approximately 22,927 record holders. To the best of our knowledge, to date there are no arrangements that may result in a change of control of Luxottica Group S.p.A.

RELATED PARTY TRANSACTIONS

  License Agreements

        We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Brooks Brothers Group, Inc. which is controlled by Claudio Del Vecchio, one of our directors. The license expired on December 31, 2014 but was renewed until December 31, 2019. Royalties paid to Brooks Brothers Group, Inc. under such agreement were Euro 0.8 million, Euro 0.8 million and Euro 0.7 million in the years ended December 31, 2014, 2013 and 2012, respectively.

        Management believes that the terms of this license agreement are fair to the Company.

  Service Revenues

        During the years ended December 31, 2014, 2013 and 2012, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million in each year. Management believes that the compensation received for these services was fair to the Company.

  Stockholder Plan

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through holding companies of the Del Vecchio family, representing 1.99% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 10, 2015, to a stock option plan for our top management. See Item 6—"Directors, Senior Management and Employees—Share Ownership."

  Lease of the new office building

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan, Italy. The lease is for a period of seven years and five months and may be renewed for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which is a related party of Delfin S.à r.l., an entity that is controlled by the Company's Chairman, Leonardo Del Vecchio. In accordance with the procedure on related parties adopted by the Company and CONSOB regulation n. 17221/2010 and in light of the lease value, the agreement qualifies as a minor transaction with related parties. On March 31, 2014, the Risk and Control Committee, which is composed solely of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into the lease as well as on the convenience and fairness of the related conditions. The Company incurred lease expenses in 2014 of Euro 2.0 million.

  Resignation of CEOs

        On September 1, 2014, Andrea Guerra left as the Group's chief executive officer. Pursuant to his termination agreement, Luxottica paid Mr. Guerra a redundancy incentive payment equal to Euro 10,000,000 in addition to severance pay linked to the consensual termination of his employment relationship. In addition, Luxottica paid Mr. Guerra Euro 592,294 in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. Mr. Guerra also signed a 24-month non-competition agreement pursuant to which he is entitled to receive Euro 800,000 to be paid in equal quarterly installments starting from the date of the termination of his employment. Additionally, Mr. Guerra sold 813,500 shares of Luxottica Group S.p.A. that he previously received under incentive plans to the principal shareholder of the Company in an off-market transaction at a price of Euro 41.50 per share. On October 13, 2014, Enrico Cavatorta resigned from the Board of Directors and stepped down as the Group's chief executive officer. He resigned from his position as General Manager on October 31, 2014. Pursuant to his termination agreement, Luxottica paid Mr. Cavatorta Euro 4,000,000 in addition to severance pay linked to the consensual termination of his employment relationship. In addition, Luxottica paid Mr. Cavatorta Euro 985,355 in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. No sums were awarded in connection with Mr. Cavatorta's termination from the position of director and chief executive officer of Luxottica Group S.p.A. The aggregate expenses relating to the departures of Messrs. Guerra and Cavatorta, including other minor related costs, totaled approximately Euro 20 million.

  Delfin Reimbursement Obligation

        Delfin S.à r.l., an entity controlled by the Company's Chairman, Leonardo Del Vecchio, has agreed to reimburse the Company, on a pro-rata basis, for any bonus amounts paid by the Company to Adil Mehboob-Khan should he resign on or before December 31, 2017. The reimbursement obligation equals Euro 7.0 million if Mr. Mehboob-Khan resigns in 2015, Euro 4.7 million if he resigns in 2016 and Euro 2.3 million if he resigns in 2017. Delfin's reimbursement commitment does not apply if Mr. Mehboob-Khan's employment is terminated for good cause.

ITEM 8.    FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        See Item 18—"Financial Statements."

LEGAL PROCEEDINGS

  French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing and distribution practices in such industry. The investigation is ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Company intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

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

	New York Stock Exchange		Milan Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2010	30.62	22.59	23.17	17.82
2011	34.40	25.07	23.49	18.73
2012	41.73	27.52	31.70	21.76
2013
First Quarter	51.79	41.93	39.68	31.91
Second Quarter	54.48	49.48	42.65	37.74
Third Quarter	55.70	51.14	41.65	38.77
Fourth Quarter	54.08	48.96	40.00	35.72
Year 2013	55.70	41.93	42.65	31.91
2014
First Quarter	58.00	50.32	42.52	37.41
Second Quarter	58.73	55.22	43.20	39.75
Third Quarter	58.20	50.56	42.84	38.75
Fourth Quarter	55.17	45.34	45.50	35.70
November 2014	53.02	49.78	43.00	39.63
December 2014	55.17	53.05	45.50	42.50
Year 2014	58.73	45.34	45.50	35.70
2015
January 2015	60.06	53.36	52.75	44.91
February 2015	61.97	56.96	55.15	50.70
March 2015	64.00	59.95	60.00	54.20
April 2015 (through April 15)	65.53	63.25	61.50	58.30

        The high and low closing prices of the ADSs on the NYSE for the first quarter of 2015 were U.S. $64.00 and U.S. $53.36, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2015 were Euro 60.00 and Euro 44.91, respectively.

ITEM 10.    ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION AND AMENDED AND RESTATED BY-LAWS

Our Objectives

        Our Articles of Association provide that Luxottica Group S.p.A.'s principal objectives are, among other things, (i) the ownership and management of shareholding interests in other companies or entities both in Italy and abroad, (ii) financing and managerial coordination of the companies and entities in which it owns shareholding interests, (iii) providing credit support for subsidiaries and (iv) the sale of glasses, sunglasses and eyewear products. The legislative decree no. 58 of February 24, 1998 regulating the Italian financial markets ("Decree no. 58/98") and our Amended and Restated By-laws contain, among other things, provisions to the following effect:

Directors

        The Board of Directors is invested with the fullest powers for ordinary and extraordinary management of the company, except for the acts that the law reserves for stockholders' meetings. Compensation of the directors is approved by the stockholders at the ordinary annual meeting of stockholders. The compensation of directors who also serve as executive officers is determined by the Board of Directors with the favorable opinion of the Board of Statutory Auditors.

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

Notification of the Acquisition of Shares and Voting Rights

        Pursuant to Italian securities law and CONSOB implementing regulations thereof, any person acquiring any interest in excess of 2% in the voting shares (or in the overall number of exercisable voting rights, in case the company has issued shares granting more than one vote each, which are referred to as "loyalty shares") of a listed company must give notice to CONSOB and the company whose shares are acquired. In case the interest is acquired in a "small or medium size company," the above threshold is increased to 5%. Small and medium size companies are those: (i) whose total revenues, as indicated

in the most recent annual financial statements, are below Euro 300,000,000; or (ii) whose average market capitalization, during the last year, is below Euro 500,000,000. If both thresholds are crossed for three consecutive years (or fiscal years), the relevant company cannot be considered a small or medium size company. In order to protect investors and the efficiency and transparency of the capital markets, CONSOB may impose, for a limited period of time, a lower threshold in case of a company with an elevated current market value and a particularly widely held stock. The voting rights attributable to the shares in respect of which notification has not been made shall not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

        In addition, any person whose aggregate "actual" shareholding in a listed company exceeds or falls below 2% (if the relevant company is not a "small or medium size company"), 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% or 95% of the listed company's voting share capital is obligated to notify CONSOB and the listed company whose shares are acquired or disposed of. In the case of "loyalty shares," the above thresholds shall refer to the overall number of voting rights that each stockholder can exercise. For the purpose of calculating the "actual" shareholding, the following shall be taken into consideration: (i) shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party or are suspended; (ii) shares that are not owned by such person, but for which it can exercise voting rights (e.g. as depositary having discretionary power to exercise voting rights); (iii) except in certain circumstances, shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. Any person holding a "potential holding" (i.e., financial instruments that, pursuant to a binding agreement, grant the right to acquire underlying shares on the holder's own initiative and through a physical settlement) must notify the company and CONSOB whenever such "potential" holding reaches, exceeds or falls below the following percentage thresholds: 5, 10, 15, 20, 25, 30, 50 and 75. Moreover, anyone holding an "overall long position" (being the sum of the "actual" and "potential" shareholdings, as previously described, as well as of any "other long position" in derivatives, irrespective of whether such instrument provides for cash or physical settlement) must notify the company and CONSOB whenever such "overall long position" reaches, exceeds or falls below the following percentage thresholds: 10, 20, 30 and 50. If shares can be acquired as a consequence of the exercise of conversion rights or warrants, such shares are included in the relevant holding only if the purchase can take place within 60 days. Notification should be made (except in certain circumstances) promptly and, in any case, within five trading days from the relevant transaction (irrespective of the settlement date). In the case of "loyalty shares," disclosure of the significant shareholding—pursuant to the above—shall be given promptly or, in any case, within five trading days following the periodic disclosure given by the relevant issuer on the overall number of exercisable voting rights.

        Disclosure obligations also apply to listed companies whenever they hold, directly or through subsidiaries, their own shares and whenever their holdings exceed or fall below the relevant thresholds.

        Cross ownership between listed companies may not exceed 2% of their respective voting shares, or 5% in case of "small or medium size companies". If the relevant threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The 2% and 5% limits for cross ownership are increased, respectively, to 5% and 10% on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary stockholders' meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2% (or 5% in the case of a "small or medium size company") of a listed company's share capital, such listed company or the party which controls the listed company may not purchase an interest above the abovementioned thresholds in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain who the later party to exceed the limit is, the limitation on voting rights will, subject to different agreement between the two parties, apply to both. Any stockholders' resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer to buy or exchange at least 60% of the company's shares.

        The validity of any agreement regarding the exercise of the voting rights attached to shares of a listed company or of its parent company is subject to the notification of such agreement to CONSOB and to the relevant issuer, the publication of a summary of such agreement in the press and the filing of the agreement with the Register of Enterprises within five days of the date of the agreement. These disclosure obligations shall not apply to agreements regarding shareholdings representing less than 2% of the voting shares of the listed company (or 5% in the case of a "small or medium size company"). Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised. Any stockholders' resolution taken in violation of such limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes.

        The agreements subject to the above include those which (i) regulate prior consultation for the exercise of voting rights in a listed company or its controlling company, (ii) contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe for shares, (iii) provide for the purchase of shares or securities mentioned in (ii), (iv) have as their object or effect the exercise (including joint exercise) of a dominant influence over the company or (v) aim to encourage or frustrate a takeover bid or equity swap, including commitments relating to non-participations in a takeover bid.

        Any agreement of the nature described above can have a legal maximum term of three years (and may be renewed for an additional three-year term at its expiration) and if executed for a longer term shall otherwise expire three years after its execution. Any such agreement executed for an unlimited term can be terminated by a party upon six months' prior notice. In the case of a public tender offer, stockholders who intend to participate in the tender offer may withdraw from the agreement without notice. CONSOB Regulation 11971/99 contains provisions which govern the method and content of the notification and publication of the agreements as well as any subsequent amendments thereto.

        Those holding an interest in a listed company below the general disclosure thresholds of 2% (or 5% in the case of a "small or medium size company") and being parties to a shareholders' agreement that: (i) provides for prior consultation for the exercise of voting rights in the listed company or its controlling company; or (ii) relates to the exercise (including joint exercise) of a dominant influence over the company, shall nonetheless disclose their interest if the aggregate interests held by same and by the other parties to such shareholders' agreement exceed: 5%, 10%, 15%, 20%, 25%, 30%, 50% and 66.6%.

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

General Meetings

        Meetings of the stockholders may be held at our executive offices in Italy, in any country in the European Union or in the United States, following publication of notice of the meeting, including the agenda, on the Company's website and, if required by law, in the form of an excerpt in one or more of the following daily newspapers: "Il Sole 24Ore," "Il Corriere della Sera" or "la Repubblica", at least 30 days before the date fixed for the meeting. The notice shall contain a list of the subject matters to be dealt with at the meeting, a description of the procedures to be complied with in order to attend, and vote in, such meeting, and the deadline to submit questions to the Board or to ask for additions to the agenda. Within the same time period, the Board of Directors shall also publish (i) reports describing the subject matters to be dealt with at the meeting, by making them available both at the company's registered office and on its website, (ii) all of the documents that will be submitted to the stockholders during the meeting and (iii) the forms that stockholders may use for the appointment of proxies and information about the company's share capital, by making these materials available on the company's website.

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

        Holders of ordinary shares are entitled to attend and vote at ordinary and extraordinary stockholders' meetings. Each holder of shares of the Company is entitled to cast one vote for each ordinary share held. Votes may be cast personally or by proxy, in accordance with applicable Italian regulation. However, the voting rights of ordinary shares held in breach of applicable law may in some cases not be exercised.

        Ordinary stockholders' meetings must be convened at least once a year to approve the annual financial statements of Luxottica Group S.p.A. Our By-laws provide that the meeting for the approval of the financial statements can be convened within the time specified by the law in force from time to time. The drafts of the statutory financial statements and consolidated financial statements, together with the opinions of the auditors, shall be filed and published within 120 days from the end of the fiscal year. Financial statements shall be published and filed at least 21 days before the meeting called to approve them.

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

        To the extent provided by law, within ten days from the publication of the agenda, stockholders who represent at least 1/40th of the share capital may request a supplement of the agenda, indicating the additional subject matters such stockholders wish to be dealt with at the meeting or submitting different voting proposals with respect to items already included on the agenda. Within the same time period, the stockholders requesting the supplement of the agenda shall prepare and deliver to the Board of Directors a report on the additional matters to be discussed. Stockholders may not request to supplement the agenda with items that require resolution by the General Meeting on the basis of a proposal or a report by the board (e.g. with respect to the approval of yearly financial statements and the approval of capital increases or mergers).

        Stockholders may present questions with regard to the subject matters listed in the agenda, to which the Company shall reply no later than during the meeting. The notice of call must specify the deadline for submitting such questions, which shall not be earlier than: (i) three days before the date of the meeting, if replies will be provided at the meeting; or (ii) five days before the date of the meeting, if replies will be provided before the meeting (in which case, replies shall be provided at least two days before the meeting).

        The Board of Directors, composed, in accordance with the By-laws, of not less than five and not more than 15 directors, shall be appointed by the stockholders at the ordinary meeting on the basis of lists presented by stockholders pursuant to the procedures indicated below.

        A list for the appointment of directors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the percentage established by CONSOB pursuant to article 147-ter, subparagraph 1, Decree no. 58/98. For 2012, the year in which the current Board of Directors was appointed, the percentage established by CONSOB for Luxottica was equal to 1%. For 2015, the percentage established by CONSOB for Luxottica is equal to 0.5%. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list. The lists shall set forth not more than fifteen candidates, listed in descending numerical order.

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

        Pursuant to article 147-ter, subparagraph 4, of Decree no. 58/98, at least one director or, in the event the Board of Directors is composed of more than seven members, then at least two directors, must fulfill the necessary requirements to be considered "independent" in accordance with article 147-ter (hereinafter "147-ter Independent Director").

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

        Pursuant to Decree no. 58/98, the by-laws of listed companies shall provide that at least one-third of the directors belong to the less-represented gender (for the first board of directors to be appointed following August 2012—including with respect to the board of directors of Luxottica Group S.p.A., which will be appointed in 2015—the minimum threshold set forth by the law is temporarily reduced to one-fifth). For this reason, the By-laws of Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that, in case the threshold is not complied with at the end of the voting procedure, the last candidate appointed from the Majority List shall be replaced by the first non-appointed candidate of the same list belonging to the less-represented gender, in order starting from the bottom of the Majority List. Should this substitution not be enough to comply with the abovementioned threshold, the stockholders' meeting shall appoint a number of Directors belonging to the less-represented gender, in substitution for the last candidates appointed by the Majority List and belonging to the more-represented gender, so as to reach the abovementioned threshold.

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

        The Board of Statutory Auditors, composed, in accordance with the By- laws, of three regular Statutory Auditors and two alternate Statutory Auditors, shall be appointed by the stockholders at the ordinary meeting on the basis of lists presented by stockholders pursuant to the procedures indicated below.

        The appointment of one regular Statutory Auditor, as Chairman, and of one alternate Statutory Auditor shall be reserved for the stockholders who presented or voted the Minority List, who must not be related, directly or indirectly, to the stockholders who presented or voted the Majority List.

        Pursuant to article 27 of our By-laws a list for the appointment of Statutory Auditors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the one established by CONSOB pursuant to article 147-ter, subparagraph 1, of Decree no. 58/98. For 2012, the year in which the current Board of Statutory Auditors was appointed, the percentage established by CONSOB for Luxottica was equal to 1%. For 2015, the percentage established by CONSOB for Luxottica is equal to 0.5%.

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

        Pursuant to Decree no. 58/98, at least one-third of regular Statutory Auditors shall belong to the less-represented gender (for the first board of statutory auditors to be appointed following August 2012—including with respect to the board of statutory auditors of Luxottica Group S.p.A. that will be appointed in 2015—the minimum threshold set forth by the law is temporarily reduced to one-fifth). Consequently, the By-laws of the Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that each list containing at least three candidates shall include a number of candidates of the less-represented gender equal to at least the minimum number required by law.

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

        Extraordinary stockholders' meetings may be convened in one call. Extraordinary meetings of stockholders may be called to vote upon, among other things, proposed amendments to the By-laws, capital increases, mergers, spin-offs, issuance of convertible debentures, appointment of receivers and similar extraordinary actions. Extraordinary stockholders' meetings are properly convened when at least one-fifth of the share capital is represented at the meeting and resolutions are adopted with the affirmative vote of at least two-thirds of the share capital represented at the meeting.

        Pursuant to our By-laws, subject to the concurrent competence of the extraordinary meeting of stockholders, the Board of Directors also has the authority over resolutions in connection with mergers and demergers in accordance with articles 2505 and 2505-bis and 2506-ter of the Civil Code, the establishment or termination of branches, the determination of which directors shall be authorized to represent the Company, the reduction of the issued capital stock in the event of withdrawal of a stockholder, the amendment of the By-laws to comply with legal requirements, or the transfer of the principal place of business within the national territory.

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

        Solicitation of proxies is possible, but if the solicitation is addressed to more than 200 stockholders and concerns specific voting proposals or contains recommendations or other declarations that might influence the exercise of voting rights, it is subject to the provisions of Decree no. 58/98; in particular, the stockholder(s) making the solicitation shall publish a prospectus and a proxy form.

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

Preferential Shares

        Under Italian law, a company such as ours may issue shares that have a preference over ordinary shares with respect to the distribution of dividends or surplus assets. At present, we have no such preferential shares outstanding and any issuance of such shares would be subject to approval by a majority of stockholders at an extraordinary meeting.

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

        See Item 16E—"Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

Minority Stockholders' Rights

        Absent, abstaining or dissenting stockholders (representing 1/1000th of the share capital of the Company) may, within 90 days, ask a court to annul stockholders' resolutions taken in violation of applicable laws or our By- laws. Any stockholder may bring to the attention of the Board of Statutory Auditors facts or acts which are deemed wrongful. If the stockholder (or stockholders) that has submitted the complaint to the Board of Statutory Auditors represents more than 1/50th of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the stockholders' meeting.

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

Italian Tender Offer Rules

        Under Decree no. 58/98, a public tender offer is required to be launched by any person that through share purchases holds more than: (i) 25% of the voting stock of an Italian listed large size company (such as Luxottica Group S.p.A.), provided that there is no other shareholder holding a bigger interest in the same company; or (ii) 30% of the voting stock of a listed company. In the event that a company has issued loyalty shares, a public tender offer shall be launched in case the relevant threshold is crossed as a result of the increase over time of the voting rights exercisable for each share. The public tender offer must cover the whole voting stock of the company. Similarly, under CONSOB rules, a public tender for the entire voting stock of a listed company must be made by any person owning an interest or, if loyalty shares are issued, voting rights, above said thresholds (but does not exercise majority voting rights at an ordinary stockholders' meeting) and purchases or acquires, directly or indirectly, also through the exercise of subscription or conversion rights, during a 12-month period more than 5% of the ordinary capital with voting rights or, if loyalty shares are issued, of the overall voting rights. For the purpose of calculating the above thresholds, the following are taken into account (i) shares directly or indirectly purchased and (ii) in certain cases, derivative instruments (either physically or cash settled) whose underlying shares are part of the voting stock of an Italian listed company.

        The offer must be launched within 20 days from the date on which the relevant threshold was exceeded, and must be made at a price for each class of securities at least equal to the highest price paid by the offeror, and/or by parties acting in concert with the offeror, for the purchase of the relevant class of the target company's securities over a 12-month period preceding the announcement of the mandatory tender offer. If no purchases for value of the relevant class of securities have been made in the relevant period, the offer price will be equal to the weighted average market price of the target securities over the previous 12 months (or, if a market price for the relevant class of securities has not been available for the whole of this period, over such shorter period for which a market price has been available). In a case where the relevant thresholds are reached through derivative instruments, the reference price of the underlying shares and any consideration paid by the holder shall be taken into account in calculating the offer price.

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

        Decree no. 58/98 further provides that, should the abovementioned thresholds be crossed, the obligation to launch a 100% tender offer will not be triggered if the person concerned has exceeded the relevant threshold as a result of a public tender offer launched on 60% or more of the voting stock of the company. This provision is available only (i) if the tender offer is conditional on the acceptance by a majority of the stockholders of the company (excluding, for the purpose of calculating such majority, the offeror or any stockholder that holds an absolute or relative majority shareholding exceeding 10% as well as persons acting in concert), (ii) if the offeror (including the persons acting in concert with the offeror) has not acquired more than 1% of the voting stock of the company in the 12 months preceding the announcement of the offer and during the offer period and (iii) upon receipt of an exemption granted by CONSOB provided that the terms of (i) and (ii) above are met.

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

        "Persons acting in concert" with the offeror shall mean persons cooperating on the basis of a specific or tacit agreement, verbal or in writing, regardless of whether such agreement is invalid or without effect, for the purpose of acquiring, maintaining or strengthening control over the issuer or to defend against a public tender offer (including, in any case, the offeror's subsidiaries, controlling persons and related companies, those that are parties to a stockholders' agreement together with the offeror, the offeror's directors, members of the management board, or supervisory board or general managers). CONSOB has further identified cases in which the "action in concert" is presumed, although rebuttal is possible (for example, in the case of a person and his or her relatives), as well as cases not amounting per se to an "action in concert" (such as, for example, the agreement between stockholders for the submission of a slate to appoint minority directors).

        Shares held in breach of the obligations to launch a mandatory tender offer cannot be voted and must be sold within 12 months.

Derivative Suits

        Under Italian law, action against members of the Board of Directors, members of the Board of Statutory Auditors and general managers of a company may be brought on behalf of the company if authorized by a resolution adopted at an ordinary meeting of stockholders. In respect of listed companies, Italian law provides for a form of stockholders' action against members of the Board of Directors, which may be brought by holders of at least 1/40th of the issued shares. We are allowed not to commence, or to settle, the suit provided that stockholders representing at least 1/20th of the issued and outstanding shares do not vote against a resolution to this effect. We will reimburse the legal costs of such action in the event that the claim of such stockholders is successful and (i) the court does not award these costs as part of the judgment against the relevant directors, Statutory Auditors or general managers or (ii) these costs cannot be recovered from such directors, Statutory Auditors or general managers. In addition, Italian law permits a stockholder acting alone to bring an action against members of the Board of Directors in the event that such stockholder has suffered damages directly related to negligence or willful misconduct.

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

MATERIAL CONTRACTS

        The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since April 30, 2013 and, as of the date of this Form 20-F, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this Form 20-F.

Contracts Relating to the Company's Indebtedness

        For a discussion of our material credit agreements and financings entered into since April 30, 2014, see "The Euro 2 Billion Euro Medium Term Note Programme" and "The Euro 500 Medium Term Notes (Due 2014)" in Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Our Indebtedness."

        On February 27, 2015, the Group terminated its Euro 500 million multicurrency (Euro/U.S. dollars) revolving credit facility. As of the date of termination, the facility was undrawn.

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

        Moreover, pursuant to Decree No. 1990/167 concerning reporting requirements for tax purposes of cross-border transfers of means of payment, credit institutions and other financial intermediaries in Italy intervening in transfers to or from foreign countries of means of payment provided for by Article 1, paragraph 2, letter i, of Decree 231/2007 (including cash, bank and postal checks, banker's drafts and similar instruments, postal money orders, credit transfers and payment orders, credit cards and other payment cards, transferable insurance policies, pawn tickets and every other instrument available to transfer, move or acquire, including by electronic means, funds, valuables or financial balances), in an amount equal to or greater than Euro 15,000 on behalf of or in favor of individuals, non-commercial entities and certain partnerships, are required to report such transactions to the Italian Revenue Agency.

        Individuals, non-profit entities and certain partnerships that are resident in Italy for tax purposes and hold or beneficially own investments abroad or foreign financial assets are required to disclose on their annual tax declarations all investments held or beneficially owned outside Italy and foreign financial assets held or beneficially owned during each taxable period through which income taxable in Italy may be derived. The same disclosure shall also be made in case, during the considered taxable period, the foreign investments have been completely disposed of. No such disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets and contracts are collected through the intervention of the same intermediaries and such intermediaries applied withholding or substitute tax thereon. In addition, no disclosure is required for bank deposits and accounts of amount not exceeding Euro 15,000 in the tax period. Corporations and commercial partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

        In addition, the following summary does not discuss the tax treatment of ordinary shares or ADSs that are held in connection with a permanent establishment or fixed base through which a U.S. holder carries on business or performs personal services in Italy and does not deal with the impact of application in Italy of the U.S. FATCA legislation (and of any rules or agreements implementing the U.S. FATCA legislation in Italy).

        Furthermore, certain persons that may not be U.S. holders but who may otherwise be subject to U.S. federal income tax liability will also be subject to U.S. federal as well as Italian tax consequences due to their ownership and disposition of ADSs or ordinary shares. Such investors should consult with their own advisors as to the particular consequences associated with their investment.

        This discussion is based on the tax laws of Italy and of the United States, including the Code, its legislative history, existing and proposed regulations, and published rulings and court decisions, as well as on the applicable Convention Between the United States of America and Italy for the Avoidance of Double Taxation with respect to Taxes on Income and the Prevention of Fraud or Fiscal Evasion and Protocol Between the United States and Italy (collectively, the "Treaty") and the Convention Between the United States of America and the Italian Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates and Inheritances (the "Estate Tax Convention"), each as in effect on the date of this Form 20-F. These laws are subject to change, possibly on a retroactive basis that could affect the tax consequences described below. Neither the Company nor any other entity belonging to the Group will update the following summary to reflect changes in law and, if any such change occurs, the information in this summary could be superseded. The Treaty was signed on August 25, 1999, ratified by Italy pursuant to Law 3 March 2009, no. 20, and entered into force on December 16, 2009, replacing the previously applicable tax treaty and protocol between the United States and Italy. The Treaty includes an anti-abuse provision and a provision limiting treaty benefits to individuals, qualified governmental entities, companies that are publicly traded or that satisfy certain share ownership requirements, certain pension plans and other tax-exempt entities, and certain other persons meeting prescribed anti-treaty shopping requirements.

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

Italian Tax Law

        Withholding or Substitute Tax on Dividends.    In general, dividends paid by Italian corporations to non-Italian resident beneficial owners without a permanent establishment in Italy to which ordinary shares or ADSs are effectively connected, are subject to final Italian withholding tax (or substitute tax, in the case of dividends on underlying shares listed on the Milan Stock Exchange) at the rate of 26%, unless reduced by an applicable double taxation treaty or under the Italian domestic legislation. Reduced rates (normally 15%) of withholding tax (or substitute tax) on dividends apply to non-Italian resident beneficial owners of ordinary shares or ADSs who are entitled to and timely comply with procedures for claiming benefits under an applicable income tax treaty entered into by Italy. Italy has concluded income tax treaties with over 60 foreign countries, including all European Union member states, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and East Asia. It should be noted that in general the income tax treaties are not applicable if the beneficial owner is a tax-exempt entity or, with a few exceptions, a partnership or a trust.

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

        The above declaration and certification should be made in line with forms approved by the Italian Revenue Agency with provision dated July 10, 2013. The intermediary must keep the foregoing documentation for the entire period in which the Italian tax authorities are entitled to issue an assessment with respect to the tax year in which the dividends are paid and, if an assessment is issued, until the assessment is settled. If the intermediary with which the shares are deposited is not resident in Italy, the aforesaid duties and obligations must be carried out by (i) a bank or an investment services company that is a resident in Italy or (ii) a permanent establishment in Italy of a non-resident bank or investment services company, appointed by the foreign intermediary as its fiscal representative in Italy.

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

        As an alternative to the application of the more favorable treaty rate of substitute tax on dividends or where an income tax treaty does not apply, and except for entities that benefit from the above-mentioned 1.375% or 11% substitute tax, under domestic Italian law non-resident stockholders can claim a refund of an amount up to 11/26ths of the 26% substitute tax on dividend income from Italian tax authorities provided that (i) they implement an ad hoc refund procedure in accordance with the terms and conditions established by law, and (ii) they provide evidence that this dividend income was subject to income tax in their country of residence in an amount at least equal to the total refund claimed. Beneficial owners of ordinary shares or ADSs should contact their tax advisors concerning the possible availability of these refunds, the payment of which is normally subject to extensive delays.

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

        Tax on Capital Gains.    Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non-Italian resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected may be subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADSs and/or rights) disposed of is "qualified" or "non-qualified." The disposal of a "qualified" shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a stockholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than 5% of the share capital or 2% of the shares with voting rights at an ordinary stockholders' meeting of the corporation and (ii) in any twelve-month period following the date the ownership test under (i) is met, such stockholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non-Italian resident stockholders upon disposal of a "non-qualified" shareholding, are in principle subject in Italy to a capital gain tax ("CGT") at 26%. However, an exemption from CGT is provided for gains realized by non-Italian resident stockholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of "non-qualified" shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non-Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration that they are not resident in Italy for tax purposes, in order to benefit from this exemption, in the case that the "risparmio amministrato" (non-discretionary investment portfolio) or "risparmio gestito" (discretionary investment portfolio) regime, respectively, provided for by articles 6 and 7 of Italian legislative decree November 21,1997, no. 461 applies to them. Upon disposal of a "qualified" shareholding, non-Italian resident stockholders are in principle subject to Italian ordinary taxation on 49.72% of the capital gain realized.

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

        In particular, subject to certain exceptions, transfers of assets and rights (including ordinary shares and/or ADSs) on death or by gift are generally subject to Italian inheritance and gift tax:

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

        Stamp duty.    Pursuant to Article 19(1) of Decree No. 201 of December 6, 2011, a proportional stamp duty applies on an annual basis to any periodic reporting communications which may be sent by an Italian financial intermediary to a holder of securities deposited with such financial intermediary. The stamp duty applies at a rate of 0.2 per cent and for taxpayers other than individuals cannot exceed Euro 14,000 per year. In the absence of specific guidelines, the stamp duty may apply both to Italian resident and non-Italian resident security holders, to the extent that securities are held with an Italian-based financial intermediary.

        Financial transaction tax.    Law No. 228 of December 24, 2012 introduced a "financial transaction tax" (imposta sulle transazioni finanziarie), inspired by the proposed European transaction tax (as included in the draft of European Directive no. 2011/0261). Subject to certain exceptions, the Italian financial transaction tax shall generally apply to, among other things, (a) transfers of the ownership of shares issued by companies resident in Italy and (b) transfers of the ownership of financial instruments representing shares indicated under (a) above. In relation to such transfers, financial transaction tax shall be applicable at the rate of 0.2 per cent. For transactions occurring in regulated markets or multilateral trading facilities established in EU Member States or in qualified States (excluding the United States) adhering to the "Accordo sullo spazio economico europeo," the ordinary rate is reduced to 0.1 per cent. High-frequency trading transactions occurred in the Italian financial market relating, among others, to the same types of securities mentioned above are subject to high-frequency trading tax at a rate of 0.02%.

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

        Passive Foreign Investment Company Considerations.    A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is "passive income," or (b) the average percentage of the gross value of its assets that produce "passive income" or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special "look-through" rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Where the "look-through" rule applies, there is eliminated from the determination of the status of the foreign corporation as a PFIC stock and debt instruments issued by such a 25%-owned subsidiary as well as dividends and interest received from such a 25%-owned subsidiary. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2014. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in "—Taxation of Dividends"), and our dividends would not be eligible for the reduced U.S. income tax rate applicable to qualified dividends.

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

DOCUMENTS ON DISPLAY

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers, and in accordance therewith we file reports and other information with the SEC. Reports and other information filed by us may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The public may also view our annual reports and other documents filed with the SEC on the internet at www.sec.gov.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

        At December 31, 2014 and 2013, our interest rate sensitivity was limited to the amount of our unhedged variable rate outstanding debt under our credit facilities and bank overdraft facilities.

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

  •
  Our Euro 300 million Term Facility Agreement with Mediobanca, with a maturity date of November 30, 2014. This credit facility accrued interest at EURIBOR plus a margin between 1.00% and 2.25%, as defined in the amendment to the agreement (1.234% as of December 31, 2013). The facility was fully repaid on August 29, 2014.

        A 10% change in interest rates (upward or downward) at December 31, 2014 and 2013, would not have had a material effect on our future annual pretax earnings and cash flows, based on our expected future pretax earnings and cash flows with an interest rate adjustment of 10% above and below the rates in effect as of December 31, 2014 and 2013. We calculated this effect both on a single year basis and an accumulated basis using a present value calculation for all variable-rate debt instruments. For U.S. $—denominated activities, we used an exchange rate of Euro 1.00 = U.S. $1.3285 as of December 31, 2014 and Euro 1.00 = U.S. $1.328 as of December 31, 2013.

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

        From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2014, we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 180 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

        Translation Risk.    A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2014 and 2013, and is not meant to be a tabular disclosure of market risk:

2014	U.S. Dollars	Euro	Other	Total

Revenues	55.3%	19.5%	25.2%	100.0%
Costs and operating expenses	52.9%	23.4%	23.7%	100.0%

2013	U.S. Dollars	Euro	Other	Total

Revenues	55.5%	18.4%	26.1%	100.0%
Costs and operating expenses	51.6%	25.0%	23.4%	100.0%

        Because a large portion of our revenues and expenses are denominated in U.S. dollars, translation risk resulting from fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a 10% weakening of the U.S. dollar against the Euro as compared to the actual 2014 and 2013 average exchange rate between the U.S. dollar and Euro would have been a decrease in income before taxes of Euro 69.9 million and Euro 72.8 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

        Since January 1, 2014, we received the following direct and indirect payments from Deutsche Bank Trust Company Americas in the aggregate amount of U.S. $ 52,000.00 for expenses relating to the ADR program, including NYSE listing fees in relation to the listing of the ADRs and expenses related to road shows.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we furnish or file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officers and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014. Based upon that evaluation, our principal executive officers and our principal financial officer have concluded that, as of December 31, 2014, our disclosure controls and procedures are effective.

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

        Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

        The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers S.p.A., as stated in their report, which appears in Item 18 of this Form 20-F.

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

ITEM 16B.    CODE OF ETHICS

        The Board of Directors adopted a Code of Ethics, as may be amended from time to time, that applies to our chief executive officer, chief financial officer and all of our directors, members of management bodies, any other employees, and that is addressed to those who directly or indirectly permanently or temporarily have relationships and dealings with the Company. We will provide a copy of our Code of Ethics without charge upon a written request sent to our registered office at Piazzale L. Cadorna 3, 20123 Milan, Italy. You may also obtain a copy of our Code of Ethics on our website at www.luxottica.com.

        In accordance with Italian law, we adopted a Procedure for Handling Privileged Information in order to ensure that material non-public information is promptly and adequately disclosed to the public and in compliance with the fundamental principles of transparency and truthfulness. We also adopted an Internal Dealing Procedure in order to comply with certain regulatory amendments. The procedure governs the disclosure obligations and the limitations concerning transactions carried out on the Company's shares and other financial instruments by a "significant" person (including directors, the main stockholders of the company and the persons closely related to them).

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers S.p.A. ("PricewaterhouseCoopers") was engaged as our independent registered public accounting firm to audit our Consolidated Financial Statements for the years ended December 31, 2014 and 2013. Due to the nature of our operations, some PricewaterhouseCoopers entities and affiliates perform other audit-related, tax and other services for the Group around the world. The Board of Statutory Auditors is responsible for the approval of all audit services for the annual audit of Luxottica Group S.p.A.'s own financial statements and for the audit of the Consolidated Financial Statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all audit-related and non-audit services permissible for all entities in the Group.

        The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers in 2014 and 2013:

	2014 Fees	2013 Fees
(Amounts in thousands of Euro)

Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	7,258	6,647
Audit-related fees (including benefit plan audits and acquisition due diligence)	295	322
Tax fees (including compliance and planning)	672	720
All other fees	—	84

Total fees	8,225	7,774

        Our Board of Statutory Auditors has approved all of the audit and non-audit fees of PricewaterhouseCoopers for the year 2014 in accordance with the pre-approval policy set forth above.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        From January 1, 2014 to December 31, 2014, our affiliate, Delfin S.à r.l., an entity established and controlled by Mr. Leonardo Del Vecchio, made the following purchases of our ordinary shares:

Purchases of our Ordinary Shares by Month	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (in Euro)

March 2014	555,500	40.4
May 2014	1,250,000	41.5
August 2014	16,500	38.4
September 2014	813,500	41.5
October 2014	550,000	40.7

Total year ended December 31, 2014	3,185,500	41.2

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

        The Code was updated in December 2011 and again in 2014. Information about the implementation of the Code of Corporate Governance is included in our Corporate Governance Report, which was made publicly available on April 1, 2015.

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

        Pursuant to the Code of Corporate Governance, our Board of Directors has evaluated that six directors are independent: Messrs. Cattaneo, Costamagna, Mangiagalli and Reboa and Mses. Magistretti and Puccio. This number of independent directors complies with the abovementioned provisions of law as well as with the "adequate number" of non-management directors recommended. During 2014, our lead independent director, Marco Reboa, convened three meetings of independent directors. Mr. Abravanel, who was a director until October 13, 2014, was also an independent director.

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

        With respect to the nomination of directors and auditors, Italian law requires lists of nominees to be filed with the registered office of the Company, at least 25 days before its ordinary meeting of stockholders. The Company shall make the lists available to the public at least 21 days before the general meeting. The Code of Corporate Governance also recommends the constitution of a committee to recommend candidates for appointment to the position of director made up by (or a majority of) independent directors. The committee shall express opinions to the Board of Directors regarding its size and composition and express recommendations with regard to the professional skills necessary within the board and submit to the Board of Directors candidates for directors to be appointed to fill any vacancies on the Board of Directors. The Board of Directors of Luxottica Group has elected not to appoint such a committee.

        The Code of Corporate Governance requires that, unless the reason for non-compliance is disclosed, Italian listed companies shall appoint a Compensation Committee and that its members shall all be independent directors. As an alternative, the committee shall be composed of non-executive directors, the majority of whom are independent. In such a case, the chairman of the committee shall be an independent director. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers' compensation and our remuneration plans. On April 27, 2012, the Board of Directors of the Company appointed Claudio Costamagna, Chairman, Anna Puccio and Roger Abravanel, all independent directors, as members of the Human Resources Committee. On October 13, 2014, Roger Abravanel resigned as director and, on October 22, 2014, Marco Mangiagalli, an independent director, was appointed to serve on the Human Resources Committee by the Board of Directors. The Human Resources Committee reports to the Board of Directors at least twice a year.

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

        In accordance with SEC rules, we have adopted a Code of Ethics, which contains provisions in compliance with SEC requirements. Our Code of Ethics is available on our website at www.luxottica.com in the Company/Governance section.

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

  Related Party Transactions Procedure

        In 2010, the Board of Directors adopted a procedure governing the approval of related party transactions in order to comply with new Italian regulations. "Related Party Transactions" are transactions in which there is a transfer of resources, services or obligations between "Related Parties" (as defined in the procedure), regardless of whether consideration has been given. An updated procedure was adopted on February 16, 2015.

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

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Luxottica Group S.p.A.

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.p.A.

Milan, Italy
April 24, 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

(Amounts in thousands of Euro)	Note reference	2014	2013

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	1,453,587	617,995
Accounts receivable	7	754,306	680,296
Inventories	8	728,404	698,950
Other assets	9	231,397	238,761

Total current assets		3,167,695	2,236,002
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,317,617	1,183,236
Goodwill	11	3,351,263	3,045,216
Intangible assets	11	1,384,501	1,261,137
Investments	12	61,176	58,108
Other assets	13	123,848	126,583
Deferred tax assets	14	188,199	172,623

Total non-current assets		6,426,603	5,846,903

TOTAL ASSETS		9,594,297	8,082,905

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	151,303	44,921
Current portion of long-term debt	16	626,788	318,100
Accounts payable	17	744,272	681,151
Income taxes payable	18	42,603	9,477
Short-term provisions for risks and other charges	19	187,719	123,688
Other liabilities	20	636,055	523,050

Total current liabilities		2,388,740	1,700,386
NON-CURRENT LIABILITIES:
Long-term debt	21	1,688,415	1,716,410
Employee benefits	22	138,475	76,399
Deferred tax liabilities	14	266,896	268,078
Long-term provisions for risks and other charges	23	99,223	97,544
Other liabilities	24	83,770	74,151

Total non-current liabilities		2,276,778	2,232,583
STOCKHOLDERS' EQUITY:
Capital stock	25	28,900	28,653
Legal reserve	25	5,735	5,711
Reserves	25	4,318,124	3,646,830
Treasury shares	25	(73,875)	(83,060)
Net income	25	642,596	544,696

Luxottica Group stockholders' equity	25	4,921,479	4,142,828
Non-controlling interests	26	7,300	7,107

Total stockholders' equity		4,928,779	4,149,936

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,594,297	8,082,905

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in thousands of Euro)	Note reference	2014	2013	2012

Net sales	5	7,652,317	7,312,611	7,086,142
Cost of sales		2,574,685	2,524,006	2,435,993

Gross profit		5, 077,632	4,788,605	4,650,148

Selling and advertising		3,013,399	2,866,307	2,840,649
General and administrative		906,620	866,624	839,360
Total operating expenses		3,920,019	3,732,931	3,680,009

Income from operations	5	1,157,613	1,055,673	970,139

Other income/(expense)
Interest income	27	11,672	10,072	18,910
Interest expense	27	(109,659)	(102,132)	(138,140)
Other—net	27	455	(7,247)	(6,463)

Income before provision for income taxes		1,060,080	956,366	844,447

Provision for income taxes	27	(414,066)	(407,505)	(305,891)
Net income		646,014	548,861	538,556

Of which attributable to:
—Luxottica Group stockholders		642,596	544,696	534,375
—Non-controlling interests		3,417	4,165	4,181

NET INCOME		646,014	548,861	538,556

Weighted average number of shares outstanding:
Basic	30	475,947,763	472,057,274	464,643,093
Diluted	30	479,247,190	476,272,565	469,573,841
EPS (in Euro):
Basic	30	1.35	1.15	1.15
Diluted	30	1.34	1.14	1.14

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in thousands of Euro)	Note Reference	2014	2013	2012

Net income		646,014	548,861	538,556
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge—net of tax of Euro 0.0 million, Euro 0.1 million and Euro 6.5 million as of December 31, 2014, 2013 and 2012, respectively	31	—	318	13,700
Currency translation differences	25	392,527	(286,602)	(64,010)
Total items that may be reclassified subsequently to profit or loss:		392,527	(286,284)	(50,310)
Items that will not be reclassified to profit or loss:
Actuarial (loss)/gain on defined benefit plans—net of tax of Euro 31.6 million, Euro 39.9 million and Euro 9.0 million as of December 31, 2014, 2013 and 2012, respectively	22	(52,561)	63,217	(17,628)
Total items that will not be reclassified to profit or loss:		(52,561)	63,217	(17,628)

Total other comprehensive income/(loss)—net of tax		339,966	(223,067)	(67,938)

Total comprehensive income for the period		985,980	325,794	470,619

Attributable to:
—Luxottica Group stockholders' equity		982,119	325,007	466,204
—Non-controlling interests		3,861	787	4,415

Total comprehensive income for the period		985,980	325,794	470,619

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

Balance as of January 1, 2012	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of December 31, 2012—	—	—	—	—	530,448	—	(64,244)	—	466,204	4,415

Exercise of stock options	5,886,520	353	—	87,913	—	—	—	—	88,266	—
Non-cash stock-based compensation	—	—	—	—	—	37,547	—	—	37,547	—
Excess tax benefit on stock options	—	—	—	3,814	—	—	—	—	3,814	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	8
Dividends (Euro 0.49 per ordinary share)	—	—	—	—	(227,386)	—	—	—	(227,386)	(4,748)
Allocation of legal reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of December 31, 2012	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of December 31, 2013	—	—	—	—	608,230	—	(283,223)	—	325,007	787

Exercise of stock options	4,322,476	259	—	75,007	—	—	—	—	75,266	—
Non-cash stock-based compensation	—	—	—	—	—	27,547	—	—	27,547	—
Excess tax benefit on stock options	—	—	—	8,314	—	—	—	—	8,314	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Change in the consolidation perimeter	—	—	—	—	(989)	—	—		(989)	(2,051)
Dividends (Euro 0.58 per ordinary share)	—	—	—	—	(273,689)	—	—	—	(273,689)	(3,497)
Allocation of legal reserve	—	—	88	—	(88)	—	—	—	—	—

Balance as of December 31, 2013	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of December 31, 2014	—	—	—	—	590,036	—	392,083	—	982,119	3,861

Exercise of stock options	4,110,910	247	—	69,740	—	—	—	—	69,987	—
Non-cash stock-based compensation	—	—	—	—	—	31,826	—	—	31,826	—
Excess tax benefit on stock options	—	—	—	3,062	—	—	—	—	3,062	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends (Euro 0.65 per ordinary share)	—	—	—	—	(308,343)	—	—	—	(308,343)	(3,668)
Allocation of legal reserve	—	—	24	—	(24)	—	—	—	—	—

Balance as of December 31, 2014	481,671,583	28,900	5,735	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Amounts in thousands of Euro)	Note Reference	2014	2013	2012

Income before provision for income taxes		1,060,080	956,366	844,447
Stock-based compensation	32	31,826	28,078	41,365
Depreciation and amortization	10/11	383,996	366,653	358,281
Net loss on disposals of fixed assets and intangible assets	10/11	16,339	15,609	32,700
Financial expenses		109,659	100,392	138,140
Other non-cash items(*)		(1,295)	—	14,237
Changes in accounts receivable		(41,254)	(16,827)	(34,568)
Changes in inventories		7,326	11,785	(80,534)
Changes in accounts payable		24,578	12,538	61,472
Changes in other assets/liabilities(**)		21,194	(30,433)	51,303
Total adjustments		552,369	487,794	582,395
Cash provided by operating activities		1,612,449	1,444,160	1,426,842
Interest paid		(93,135)	(94,456)	(120,762)
Taxes paid		(349,196)	(427,857)	(265,651)
Net cash provided by operating activities		1,170,118	921,847	1,040,430
Additions of property, plant and equipment	10	(280,779)	(274,114)	(261,518)
Disposals of property plant and equipment	10	—	2,366	—
Purchases of businesses—net of cash acquired(***)	4	(41,091)	(73,015)	(99,738)
Sales of businesses		—	13,553	—
Investments in equity investees(****)	12	1,161	(47,507)	—
Additions to intangible assets	11	(138,547)	(101,085)	(117,005)

Net cash used in investing activities		(459,256)	(479,801)	(478,261)

Long-term debt:
—Proceeds	21	497,104	4,504	512,700
—Repayments	21	(318,500)	(327,068)	(935,173)
Increase in short-term lines of credit		135,686	—	—
(Decrease) in short-term lines of credit	15	—	(44,303)	(102,018)
Exercise of stock options		69,989	75,266	88,267
Dividends	33	(312,012)	(277,186)	(232,134)

Net cash provided by (used in) financing activities		72,267	(568,787)	(668,358)

Increase/(decrease) in cash and cash equivalents		783,129	(126,742)	(106,190)

Cash and cash equivalents, beginning of the period		617,995	790,093	905,100

Effect of exchange rate changes on cash and cash equivalents		52,464	(45,355)	(8,817)

Cash and cash equivalents, end of the period		1,453,587	617,995	790,093

(*)
Other non-cash items in 2012 included expenses incurred for the reorganization of the Australian business for Euro 14.2 million.

(**)
Change in other assets and liabilities in 2014 include the non-recurring payments of an aggregate of approximately Euro 20.0 million made to Andrea Guerra and Enrico Cavatorta upon their termination as Group CEOs.

(***)
Purchases of business—net of cash acquired in 2014 included the purchase of glasses.com for Euro (30.1) million and other minor acquisitions in the retail segment for Euro (11.0) million.

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

Luxottica Group S.p.A.
Registered office at Piazzale L. Cadorna 3—20123 Milan
 Share capital € 28,900,294.98
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2014

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Piazzale L. Cadorna 3.

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

        Through its retail operations, as of December 31, 2014, the Company owned and operated 6,471 retail locations worldwide and franchised an additional 613 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley, Inc. ("Oakley") and Multiópticas Internacional S.L.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of all retail divisions for the 52-week periods for fiscal years 2013 and 2012. For fiscal year 2014, the accompanying financial statements include the operations of the North American, South African and European retail divisions for the 53-week period.

        The use of a calendar fiscal year by these entities would not have had a material impact on the consolidated financial statements.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on March 2, 2015.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2014 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

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

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at either fair value or the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

COMPOSITION OF THE GROUP

        During 2014, the composition of the Group changed due to the acquisition of glasses.com in January 2014.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Buildings	From 10 to 40 years
Machinery and equipment	From 3 to 20 years
Aircraft	From 20 to 25 years
Other equipment	From 2 to 10 years
Leasehold Improvements	The lower of useful life and the residual duration of the lease contract

        Depreciation ceases when property, plant and equipment is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

derecognized. Repair and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        The net carrying amount of the qualifying items of property, plant and equipment as well as their useful lives are assessed, if necessary, at each balance sheet date. The Group would record a writedown of the net carrying amount if it is lower than the recoverable amount.

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

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the consolidated statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

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

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        All other assets within the scope of IAS 36 are tested for impairment whenever there are indicators that those assets may be impaired. If such indicators exist, the assets' net carrying amount is compared to their estimated recoverable amount. An impairment loss is recognized if the carrying amount is lower than the recoverable amount.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income ("OCI"). The cumulative gain or loss is removed from OCI and recognized in the consolidated statement of

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in OCI at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments do not fully meet the criteria for hedge accounting pursuant to IAS 39 and are marked to market at the end of each reporting period, with changes in fair value recognized in the consolidated statement of income.

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

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in OCI or directly in equity. In this case, tax is also recognized in OCI or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Prior periods service costs are immediately recognized in the consolidated statements of income.

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

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes sales of goods (both wholesale and retail), insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services, and sales of goods to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Wholesale division revenues are recognized from sales of products at the time title and the risks and rewards of ownership of the goods are assumed by the customer. The Group records an accrual for the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimated amounts to be returned against revenue. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations other than the product warranty, if required by the law. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail division revenues are recognized upon receipt of the goods by the customer at the retail location. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date, and is periodically reassessed. There are no other post-shipment obligations other than the product warranty, if required by the law. Additionally, the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The retail division also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by unconsolidated franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

        Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Trade discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

New standards and amendments that are effective for reporting periods beginning on or after January 1, 2014.

        IFRIC 21—Levies.    The interpretation published by the IASB on May 20, 2013 is applicable to periods starting from January 1, 2014. IFRIC 21 is an interpretation of IAS 37—Provision, Contingent Liabilities and Contingent Assets, which requires that a provision is booked if, subject to certain other conditions met, an entity has a present obligation as a consequence of a past event ("obligating event"). The interpretation clarifies that the obligating event that requires an obligation to pay taxes to be recorded is the activity that determines the tax payments, as set forth by the law. The adoption of the interpretation did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 32—Financial instruments: "Presentation on offsetting financial assets and financial liabilities."    The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The standard was published in December 2011. The adoption of the standard did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 36—Impairment of assets.    The amendments address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposals. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of the amendments did not have a significant impact on the consolidated financial statements of the Group.

New standards and amendments that are effective for reporting periods beginning after January 1, 2015 and not early adopted.

        Amendments to IAS 19—Defined Benefit Plans: Employee Contributions.    The amendment reduces current services costs for the period by contributions paid by employees or by third parties during the period that are not related to the number of years of service, instead of allocating these contributions over the period when the services are rendered. The new provision is applicable to periods beginning on or after February 1, 2015. The Group is assessing the impact of the amendments on its consolidated financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

2. NEW ACCOUNTING PRINCIPLES (Continued)

        Annual Improvements to IFRSs—2010-2012 Cycle.    The amendments adopted impact: (i) IFRS 2, clarifying the definition of "vesting condition" and introducing the definitions of conditions of service and results; (ii) IFRS 3, clarifying that obligations that correspond to contingent considerations, other than those covered by the definition of equity instrument, are measured at fair value at each balance sheet date, with changes recognized in the income statement; (iii) IFRS 8, requiring information to be disclosed regarding the judgments made by management in the aggregation of operating segments that describes how the segments have been aggregated and the economic indicators that have been evaluated in order to determine that the aggregated segments have similar economic characteristics; (iv) IAS 16 and IAS 38, clarifying the procedures for determining the gross carrying amount of assets when a revaluation is determined as a result of the revaluation model; and (v) IAS 24, establishing the disclosures to be provided when there is a related party entity that provides key management personnel services to the reporting entity. The new provisions are applicable to periods beginning on or after July 1, 2014. The Group is assessing the impact of the amendments on its consolidated financial statements.

        Annual Improvements to IFRSs—2011-2013 Cycle.    The amendments adopted impact: (i) IFRS 3, clarifying that IFRS 3 is not applicable to detect the accounting effects related to the formation of a joint venture or joint arrangement (as defined by IFRS 11) in the financial statements of the joint venture or joint arrangement; (ii) IFRS 13, clarifying that the provisions contained in IFRS 13 whereby it is possible to measure fair value of a group of financial assets and liabilities on a net basis apply to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9; and (iii) IAS 40, clarifying that, to determine when buying an investment property constitutes a business combination, reference must be made to the provisions of IFRS 3. The new provisions are applicable to periods beginning on or after January 1, 2015. The Group is assessing the impact of the amendments on its consolidated financial statements.

        IFRS 9—Financial instruments.    This standard was issued in July 2014. The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces to three the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected credit losses, so that it is no longer necessary for a trigger event to have occurred before credit losses are recognized, and requires an entity to recognize expected credit losses at all times and to update the amount of expected credit losses at each reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three-stage approach to account for credit losses. Each stage dictates how an entity measures impairment losses. IFRS 9 aligns hedge accounting with risk management activities undertaken by companies when hedging their financial and

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

2. NEW ACCOUNTING PRINCIPLES (Continued)

non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018, but is available for early adoption. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

        IFRS 15—Revenue from contracts with customers.    This standard was issued on May 28, 2014. The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2017. This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customers Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. If an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone basis for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of money in case the contract includes a significant financing component. The Group is currently evaluating the impact that the application of the new standard will have on its consolidated financial statements.

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The amendments clarify the use of the "revenue based methods" to calculate the depreciation of a building. The amendments are applicable starting January 1, 2016. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

        Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations.    The amendments advise on how to account for acquisitions of interests in joint operations. The amendments are applicable starting January 1, 2016. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

        Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.    These amendments clarify the accounting treatment in relation to profits or losses arising from transactions with joint ventures or associates accounted for using the equity method. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of the amendments on its consolidated financial statements.

        Annual Improvements to IFRSs—2012-2014 Cycle.    The provisions modify IFRS 5, IFRS 7, IAS 19 and IAS 34. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

        Amendments to IAS 1—Disclosure Initiative.    The amendments concern the materiality, the aggregation of items, the structure of the notes, the information about the accounting policies and the presentation of other comprehensive income arising from the measurement of equity method investments. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

2. NEW ACCOUNTING PRINCIPLES (Continued)

        Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities: Applying the Consolidation Exception.    The amendments provide clarification of the application of the exception to consolidation of investment entities. The amendments are applicable to periods beginning on or after January 1, 2016. The Group is evaluating the impact of these amendments on its consolidated financial statements.

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

        If the Euro/USD exchange rate increases by 10% as compared to the actual 2014 and 2013 average exchange rates and all other variables remain constant, the impact on income before taxes would have been a decrease of Euro 69.9 million and Euro 72.8 million in 2014 and 2013, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2014 and 2013 average exchange rates and all other variables remain constant, the impact on income before taxes would have been an increase of Euro 85.4 million and Euro 89.0 million in 2014 and 2013, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2014 and 2013, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates.

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

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors. The utilization of credit limits is regularly monitored through automated controls.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

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

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the Financial Risk Policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA (International Swaps and Derivatives Association) Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25% of the total notional amount of the derivatives portfolio of the Group.

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

  –
  utilizes different sources of financing and, as of December 31, 2014, had unused lines of credit of approximately Euro 1,098.1 million (of which Euro 500.0 million are committed lines);

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
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

  –
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2014 and December 31, 2013. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2014
Cash and cash equivalents	1,453,587	—	—	—
Derivatives receivable	1,008	—	—	—
Accounts receivable	754,306	—	—	—
Other current assets	89,882	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2013
Cash and cash equivalents	617,995	—	—	—
Derivatives receivable	6,039	—	—	—
Accounts receivable	680,296	—	—	—
Other current assets	84,546	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2014
Debt owed to banks and other financial institutions	626,788	115,027	683,884	889,504
Derivatives payable	4,376	—	—	—
Accounts payable	744,272	—	—	—
Other current liabilities	572,962	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2013
Debt owed to banks and other financial institutions	334,964	613,565	191,511	894,470
Derivatives payable	1,471	—	—	—
Accounts payable	681,151	—	—	—
Other current liabilities	473,411	—	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

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

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2014 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 2.0 million (Euro 3.0 million as of December 31, 2013) or a maximum increase of Euro 2.0 million (Euro 3.0 million as of December 31, 2013).

        All IRS agreements expired as of May 29, 2013.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2014 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(2.0)	—	2.0	—
Hedging derivatives (cash flow hedges)	—	—	—	—

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2013 (Amounts in millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.0)	—	3.0	—
Hedging derivatives (cash flow hedges)	—	—	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2014
Cash and cash equivalents	—	1,453,587	—	—	—	—	1,453,587	6
Accounts receivable	—	754,306	—	—	—	—	754,306	7
Other current assets	1,008	89,882	—	—	—	—	90,890	9
Other non-current assets	—	83,739	—	—	—	—	83,739	13
Short-term borrowings	—	151,303	—	—	—	—	151,303	15
Current portion of long-term debt	—	626,788	—	—	—	—	626,788	16
Accounts payable	—	744,272	—	—	—	—	744,272	17
Other current liabilities	—	572,962	—	—	4,376	—	577,338	20
Long-term debt	—	1,688,415	—	—	—	—	1,688,415	21
Other non-current liabilities	—	83,770	—	—	—	—	83,770	24

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2013
Cash and cash equivalents	—	617,995	—	—	—	—	617,995	6
Accounts receivable	—	680,296	—	—	—	—	680,296	7
Other current assets	6,039	84,546	—	—	—	—	90,586	9
Other non-current assets	—	57,390	—	—	—	—	57,390	13
Short-term borrowings	—	44,921	—	—	—	—	44,921	15
Current portion of long-term debt	—	318,100	—	—	—	—	318,100	16
Accounts payable	—	681,151	—	—	—	—	681,151	17
Other current liabilities	—	473,411	—	—	1,471	—	474, 882	20
Long-term debt	—	1,716,410	—	—	—	—	1,716,410	21
Other non-current liabilities	—	71,688	—	—	—	—	71,688	24

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

        (f)    Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see Note 21) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of the Group's bond issues dated November 10, 2010, March 19, 2012 and February 10, 2014, which require compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from granting any liens or security interests on any of their assets in favor of third parties without the consent of the lenders over a threshold equal to 20% of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 10% of consolidated assets.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

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

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges and priority debt to share equity. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5
EBITDA/financial charges	>5
Priority Debt/Share Equity	<20%

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within the period indicated in the loan agreement.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2014, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

        (g)   Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13—Fair Value.

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

        The Group determined the fair value of the derivatives existing on December 31, 2014 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

3. FINANCIAL RISKS (Continued)

information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,008	—	1,008	—
Foreign Exchange Contracts	Other current liabilities	4,376	—	4,376	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2013
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,039	—	6,039	—
Foreign Exchange Contracts	Other current liabilities	1,471	—	1,471	—

        As of December 31, 2014 and 2013, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using valuation techniques based on observable market data.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

4. BUSINESS COMBINATIONS

        On January 31, 2014, the Company completed the acquisition of glasses.com. The consideration for the acquisition was USD 40 million (approximately Euro 30.1 million). The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill of Euro 12.6 million and intangible assets of Euro 10.0 million. Net sales of glasses.com from the acquisition date were Euro 7.3 million.

        On an unaudited pro forma basis, had the acquisition occurred at the beginning of the year, net sales contributed by glasses.com would have been Euro 8.2 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

4. BUSINESS COMBINATIONS (Continued)

        The goodwill is tax deductible and primarily reflects the synergies that the Group estimates it will derive from the acquisition. Acquisition-related costs were approximately Euro 0.3 million and were expensed as incurred.

        At December 31, 2014, the valuation was concluded. The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date for glasses.com (in thousands of Euro):

Consideration	30,058

Total consideration	30,058

Recognized amount of identifiable assets and liabilities assumed
Inventory	3,158
Other current receivables	295
Fixed assets	5,334
Intangible assets	9,962
Other current liabilities	(1,304)

Total net identifiable assets	17,444
Goodwill	12,614

Total	30,058

        During 2014, the Group completed other minor acquisitions in the retail segment in Spain, Macao and Australia for total consideration of Euro 11.0 million. The difference between the consideration paid and the net assets acquired was recorded as goodwill, determined based on the future expected economic benefits.

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

        The valuation process to calculate the fair value of the acquired Alain Mikli net assets was concluded as of December 31, 2013.

        The difference between the consideration paid and the net assets acquired was recorded as goodwill and intangible assets of Euro 58.7 million and Euro 33.5 million, respectively. The goodwill is not tax-deductible and primarily reflects the synergies that the Group estimates it will derive from the acquisition.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution ("Wholesale") and (2) Retail Distribution ("Retail").

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officers, in their roles as Chief Operating Decision Makers, to make decisions about resources to be allocated to the segments and assess their performance.

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

2014
Net sales(a)	3,193,757	4,458,560	—	7,652,317
Income from operations(b)	724,539	636,282	(203,208)	1,157,613
Interest income	—	—	—	11,672
Interest expense	—	—	—	(109,659)
Other-net	—	—	—	455
Income before provision for income taxes	—	—	—	1,060,080
Provision for income taxes	—	—	—	(414,066)
Net income	—	—	—	646,014
Of which attributable to:
Luxottica stockholders	—	—	—	642,596
Non-controlling interests	—	—	—	3,417
Capital expenditures	175,573	243,360	—	418,933
Depreciation and amortization	123,268	181,625	79,103	383,996
2013
Net sales(a)	2,991,297	4,321,314	—	7,312,611
Income from operations(b)	649,108	585,516	(178,951)	1,055,673
Interest income	—	—	—	10,072
Interest expense	—	—	—	(102,132)
Other-net	—	—	—	(7,247)
Income before provision for income taxes	—	—	—	956,366
Provision for income taxes	—	—	—	(407,505)
Net income	—	—	—	548,861
Of which attributable to:
Luxottica stockholders	—	—	—	544,696
Non-controlling interests	—	—	—	4,165
Capital expenditures	157,165	212,547	—	369,711
Depreciation and amortization	108,993	172,804	84,834	366,631

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

5. SEGMENT INFORMATION (Continued)

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

2012
Net sales(a)	2,773,073	4,313,069	—	7,086,142
Income from operations(b)	604,494	552,691	(187,046)	970,139
Interest income	—	—	—	18,910
Interest expense	—	—	—	(138,140)
Other-net	—	—	—	(6,463)
Income before provision for income taxes	—	—	—	844,447
Provision for income taxes	—	—	—	(305,891)
Net income	—	—	—	538,556
Of which attributable to:
Luxottica stockholders	—	—	—	534,375
Non-controlling interests	—	—	—	4,181
Capital expenditures	148,001	224,890	—	372,891 (d)
Depreciation and amortization	100,956	170,988	86,337	358,281

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

(d)
Capital expenditures in 2012 include capital leases of the retail division of Euro 7.9 million. Capital expenditures excluding such capital leases were Euro 365.0 million.

Information by geographic area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong, Singapore and Japan), Latam (which includes South and Central America) and Other (which includes all other geographic locations, including the Middle East). Sales are attributed to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

5. SEGMENT INFORMATION (Continued)

geographic segments based on the customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia- Pacific(3)	Latam	Other	Consolidated

2014
Net sales	1,507,101	4,286,770	1,049,907	506,010	302,529	7,652,317
Long-lived assets (at year end)	362,472	635,076	267,057	50,277	2,735	1,317,617
2013
Net sales	1,442,789	4,123,783	1,004,546	470,239	271,253	7,312,611
Long-lived assets (at year end)	335,979	578,462	223,806	42,796	2,193	1,183,236
2012
Net sales	1,317,299	4,122,889	985,031	433,641	227,282	7,086,142
Long-lived assets (at year end)	333,183	605,140	208,828	42,222	3,021	1,192,394

(1)
Long-lived assets located in Italy represented 25%, 26% and 26% of the Group's total fixed assets as of December 31, 2014, 2013 and 2012, respectively. Net sales recorded in Italy were Euro 0.2 billion in 2014 and Euro 0.3 billion in each of 2013 and 2012.

(2)
Long-lived assets, located in the United States represented 45%, 45% and 47% of the Group's total fixed assets as of December 31, 2014, 2013 and 2012, respectively. Net sales recorded in the United States were Euro 3.9 billion, Euro 3.8 billion and Euro 3.8 billion in 2014, 2013 and 2012, respectively.

(3)
Long-lived assets located in China represented 14%, 12% and 10% of the Group's total fixed assets as of December 31, 2014, 2013 and 2012, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2014	2013

Cash at bank	1,441,145	607,499
Checks	9,611	7,821
Cash and cash equivalents on hand	2,831	2,676

Total	1,453,587	617,995

        The increase is mainly due to the issuance of Euro 500 million of bonds in the first half of 2014. See Note 21 and the consolidated statements of cash flows for further details.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

7.  ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,
	2014	2013

Accounts receivable	793,210	715,527
Allowance for doubtful accounts	(38,904)	(35,231)

Total accounts receivable	754,306	680,296

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2014	2013	2012

Balance as of January 1	35,231	35,098	35,959
Increases	3,891	5,534	3,941
Decreases	(5,313)	(4,313)	(4,212)
Translation difference and other	5,095	(1,088)	(590)

Balance as of December 31	38,904	35,231	35,098

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2014, the gross amount of accounts receivable was equal to Euro 793.2 million (Euro 715.5 million as of December 31, 2013), including an amount of Euro 46.0 million covered by insurance and other guarantees (5.8% of gross receivables). The bad debt fund as of December 31, 2014 amounted to Euro 38.9 million (Euro 35.2 million as of December 31, 2013).

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

7.  ACCOUNTS RECEIVABLE (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

December 31, 2014 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue

Receivables of the Wholesale segment classified as GOOD	587,109	(5,516)	581,593	43,537	29,519	14,018
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	11,902	(1,590)	10,312	1,820	319	1,501
Receivables of the Wholesale segment classified as RISK	28,797	(26,016)	2,781	1,650	117	1,533
Receivables of the Retail segment	165,402	(5,782)	159,620	16,082	11,586	4,497

Total	793,210	(38,904)	754,306	63,089	41,541	21,549

December 31, 2013 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue

Receivables of the Wholesale segment classified as GOOD	543,789	(6,134)	537,655	41,298	31,060	10,237
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	15,176	(2,224)	12,951	21,046	5,752	15,294
Receivables of the Wholesale segment classified as RISK	28,530	(23,200)	5,330	4,599	255	4,343
Receivables of the Retail segment	128,033	(3,673)	124,360	14,173	5,590	8,586

Total	715,527	(35,231)	680,296	81,116	42,657	38,460

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

7.  ACCOUNTS RECEIVABLE (Continued)

        As of December 31, 2014, the amount of overdue receivables which were not included in the bad debt fund was equal to 8.0% of gross receivables (11.3% as of December 31, 2013) and 8.4% of receivables net of the bad debt fund (11.9% as of December 31, 2013). The Group does not expect any additional losses over amounts already provided for.

8.  INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2014	2013

Raw materials	186,593	163,809
Work in process	47,674	36,462
Finished goods	627,300	617,942
Less: inventory obsolescence reserves	(133,163)	(119,263)

Total	728,404	698,950

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Other(1)	Utilization	Balance at end of period

2012	95,954	67,894	(4,285)	(43,938)	115,625
2013	115,625	75,242	(355)	(71,249)	119,263
2014	119,263	80,142	3,042	(69,284)	133,163

(1)
Other includes translation differences for the period.

9.  OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2014	2013

Sales taxes receivable	40,494	47,105
Prepaid expenses	1,915	1,418
Other assets	48,479	42,063
Total financial assets	90,888	90,586
Income tax receivable	50,356	46,554
Advances to suppliers	14,343	19,546
Prepaid expenses	44,771	51,469
Other assets	31,039	30,606
Total other assets	140,509	148,175

Total other assets	231,397	238,761

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

9.  OTHER ASSETS (Continued)

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 1.0 million as of December 31, 2014 (Euro 6.0 million as of December 31, 2013), as well as other financial assets of the North America retail division totaling Euro 12.6 million as of December 31, 2014 (Euro 12.1 million as of December 31, 2013).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 31.0 million as of December 31, 2014 (Euro 30.6 million as of December 31, 2013).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2013
Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Total as of January 1, 2013	475,633	405,697	27,750	283,313	1,192,394

Increases	49,600	105,885	58	118,570	274,114
Decreases/write-downs	(4,235)	(4,337)	—	(6,707)	(15,279)
Business combinations	2,367	85	—	857	3,309
Translation difference and other	(7,751)	12,423	—	(63,217)	(58,545)
Depreciation expense	(59,603)	(93,856)	(1,555)	(57,742)	(212,757)

Total balance as of December 31, 2013	456,011	425,898	26,252	275,075	1,183,236

Of which:
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total as of December 31, 2013	456,011	425,898	26,252	275,075	1,183,236

Increases	59,160	101,646	7,851	112,120	280,778
Decreases/write-downs	(3,908)	(4,508)	(2,893)	(4,164)	(15,473)
Business combinations	—	4,698	—	1,026	5,724
Translation difference and other	45,674	61,162	3,807	(22,745)	87,898
Depreciation expense	(60,625)	(101,540)	(1,763)	(60,619)	(224,547)

Total balance as of December 31, 2014	496,313	487,359	33,253	300,693	1,317,617

Of which:
Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total balance as of December 31, 2014	496,313	487,359	33,253	300,693	1,317,617

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

10.  PROPERTY, PLANT AND EQUIPMENT (Continued)

        The 2014 and 2013 increases in property, plant and equipment due to business combinations were mainly due to the acquisition of glasses.com and Alain Mikli, respectively. Please refer to Note 4 "Business Combinations" for further details on the glasses.com acquisition.

        Of the total depreciation expense of Euro 224.5 million (Euro 212.8 million and Euro 213.0 million in 2013 and 2012, respectively), Euro 81.3 million (Euro 72.3 million and Euro 69.5 million in 2013 and 2012, respectively) is included in cost of sales, Euro 111.3 million (Euro 110.1 million and Euro 114.8 million in 2013 and 2012, respectively) is included in selling expenses, Euro 7.9 million (Euro 5.3 million and Euro 3.9 million in 2013 and 2012, respectively) is included in advertising expenses and Euro 24.0 million (Euro 25.0 million and Euro 24.8 million in 2013 and 2012, respectively) is included in general and administrative expenses.

        Capital expenditures in 2014 and 2013 mainly relate to technology upgrades associated with manufacturing capacity, enhancements to IT infrastructure, opening of new stores and the remodeling of older stores.

        Other equipment includes Euro 62.6 million for assets under construction as of December 31, 2014 (Euro 70.9 million as of December 31, 2013) mainly relating to investments in manufacturing facilities in Italy and China and to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 169.2 million and Euro 149.5 million as of December 31, 2014 and December 31, 2013, respectively.

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets as of December 31, 2013 and 2014, were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2013
Historical cost	3,148,770	1,563,447	247,730	21,752	547,254	5,528,953
Accumulated amortization	—	(713,608)	(83,553)	(8,433)	(228,902)	(1,034,496)

Total	3,148,770	849,839	164,177	13,319	318,352	4,494,457

Increases	—	41	—	—	100,741	100,783
Decreases	—	—	—	—	(3,470)	(3,470)
Business combinations	67,328	23,806	—	—	4,107	95,241
Translation difference and other	(170,882)	(44,110)	(11,064)	(536)	(169)	(226,761)
Impairment and amortization expense	—	(68,683)	(14,640)	(1,081)	(69,494)	(153,897)

Balance as of December 31, 2013	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total as of December 31, 2013	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	215	—	—	138,332	138,547
Decreases	—	—	—	—	(862)	(862)
Business combinations/disposals	22,482	5,222	—	—	7,910	35,614
Translation difference and other	283,565	72,315	15,102	1,489	43,090	415,560
Amortization expense	—	(64,957)	(13,938)	(1,080)	(79,474)	(159,449)

Balance as of December 31, 2014	3,351,263	773,688	139,638	12,110	459,064	4,735,764

Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6,091,241
Accumulated amortization	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Balance as of December 31, 2014	3,351,263	773,688	139,638	12,110	459,064	4,735,764

        The 2014 and 2013 increases in goodwill and intangible assets due to business combinations were mainly due to the acquisition of glasses.com (Euro 22.6 million) and Alain Mikli (Euro 92.2 million). Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of intangible assets of Euro 159.4 million (Euro 153.9 million and Euro 145.3 million in 2013 and 2012, respectively), Euro 141.7 million (Euro 140.5 million and Euro 132.8 million in 2013 and 2012, respectively) is included in general and administrative expenses, Euro 13.0 million (Euro 8.5 million and Euro 6.3 million in 2013 and 2012, respectively) is included in selling expenses and Euro 4.7 million (Euro 4.9 million and Euro 6.2 million in 2013 and 2012, respectively) is included in cost of sales.

        Other intangible assets includes internally generated assets of Euro 69.3 million (Euro 61.4 million as of December 31, 2013).The increase in intangible assets is mainly due to the implementation of a new IT infrastructure, which started in 2008.

Impairment of goodwill

        Pursuant to IAS 36—Impairment of Assets, the Group has identified the following four cash-generating units ("CGUs"): Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The CGUs reflect the distribution model adopted by the Group. The CGUs are periodically assessed based on the organizational changes that are made in the Group. There were no changes to the CGUs for fiscal years 2014 and 2013.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The value of goodwill allocated to each CGU is reported in the following table (amounts in thousands of Euro):

	2014	2013

Wholesale	1,314,176	1,201,605
Retail North America	1,494,066	1,332,758
Retail Asia-Pacific	351,163	324,988
Retail Other	191,857	185,865

Total	3,351,263	3,045,216

        The increase in goodwill is mainly due to the strengthening of the main currencies in which the Group operates (Euro 283.6 million) and the acquisition of glasses.com for Euro 12.6 million.

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America CGUs, since the value of goodwill allocated to these two units is a significant component of the Group's total goodwill.

        The recoverable amount of each CGU has been verified by comparing its net assets carrying amount to its value in use.

        The main assumptions for determining the value in use are reported below and refer to Wholesale and Retail North America CGUs:

  •
  Growth rate: 2.3% for Wholesale and 2.0% for Retail North America

  •
  Discount rate: 7.52% for Wholesale and 6.58% for Retail North America

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

        The recoverable amount of CGUs has been determined by utilizing post-tax cash flow forecasts based on the Group's 2015-2017 three-year plan, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three-year projected cash flow period, a terminal value was estimated in order to reflect the value of the CGU in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. In percentage terms, the surplus of the recoverable amount of the CGU over the carrying amount was equal to 406% and 157% of the carrying amount of the Wholesale and Retail North America CGUs, respectively. A

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

reduction in the recoverable amount of the CGU to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 26.9% for Wholesale and 13.7% for Retail North America; or (ii) the utilization of a negative growth rate for Wholesale and zero for Retail North America.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/–0.5 percent and discount rate changes of +/–0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 61.2 million (Euro 58.1 million as of December 31, 2013). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited (a joint venture formed in 2010 between Luxottica and Essilor International that provides most of the Australian lab needs) for Euro 5.4 million (Euro 4.7 million as of December 31, 2013) and the acquisition of the 36.33% equity stake in Salmoiraghi & Viganò. On September 10, 2014, the Group's total shareholding in Salmoiraghi & Viganò increased to 36.8% following an adjustment to the initial equity investment. The following tables provide a roll-forward of the Group's investment from the acquisition date as well as the assets, liabilities and net sales of Salmoiraghi & Viganò (amounts in thousands of Euro):

As of January 1, 2014	42,567
Addition	—
Share of profit from associate	16

As of December 31, 2014	42,583

As of December 31, 2014

Total assets	181,415
Total liabilities	145,811
Net sales	171,065
Share of profit	16

Percentage held	36.80%

        The investment was analyzed under the applicable impairment test as of December 31, 2014 and it was determined that no loss is to be recorded in the consolidated financial statements as of December 31, 2014.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2014	2013

Other financial assets	83,739	57,390
Other assets	40,109	69,193

Total other non-current assets	123,848	126,583

        Other financial assets primarily include security deposits totaling Euro 33.7 million (Euro 28.7 million as of December 31, 2013).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 40.1 million (Euro 69.2 million as of December 31, 2013).

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2014 and December 31, 2013 is as follows:

(Amounts in thousands of Euro)	As of December 31, 2014	As of December 31, 2013

Deferred tax assets	188,199	172,623
Deferred tax liabilities	266,896	268,078

—Deferred tax liabilities (net)	78,697	95,455

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
Deferred tax assets (Amounts in thousands of Euro)
	2014	2013

—Deferred tax assets to be recovered within 12 months	199,085	163,907
—Deferred tax assets to be recovered after 12 months	235,301	190,813

	434,386	354,720

—Deferred tax liabilities to be recovered within 12 months	17,253	10,610
—Deferred tax liabilities to be recovered after 12 months	495,830	439,565

	513,083	450,175

—Deferred tax liabilities (net)	78,697	95,455

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The gross movement in the deferred income tax accounts is as follows:

(Amounts in thousands of Euro)	2014	2013

As of January 1	95,455	58,144
Exchange rate difference and other movements	29,345	8,491
Business combinations	535	9,009
Income statements	(10,901)	(13,174)
Tax charge/(credit) directly to equity	(35,737)	32,985

At December 31	78,697	95,455

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2014	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2014

Inventories	101,899	13,337	893	8,991	—	125,120
Self-insurance reserves	11,819	1,547	—	(485)	—	12,881
Net operating loss carry-forwards	15,695	144	4,559	7,681	—	28,079
Rights of return	16,394	1,524	—	3,532	—	21,450
Deferred tax on derivatives	—	—	—	—	—	—
Employee-related reserves	54,032	(3,064)	141	(3,033)	34,282	82,358
Occupancy reserves	17,707	(1,720)	—	547	—	16,534
Trade names	70,939	420	56	(3,987)	—	67,429
Fixed assets	10,798	(223)	7	218	—	10,799
Other	55,437	5,019	(4,521)	13,801	—	69,736

Total	354,720	16,984	1,135	27,265	34,282	434,386

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2014	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2014

Dividends	7,383	—	—	5,517	—	12,899
Trade names	207,881	21,554	1,597	(14,858)	—	216,175
Fixed assets	51,899	6,086	—	9,359	—	67,344
Other intangibles	158,830	23,485	(1)	5,832	—	188,147
Other	24,181	(4,796)	74	10,514	(1,455)	28,518

Total	450,175	46,329	1,670	16,364	(1,455)	513,083

        Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 37.6 million in respect of losses amounting to Euro 129.8 million that can be carried forward against future taxable income. Additional losses of certain subsidiaries

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

amounting to Euro 20.6 million can be indefinitely carried forward. The breakdown of the net operating losses by expiration date is as follows:

Year ending December 31: (Amounts in thousands of Euro)

2015	25,536
2016	23,424
2017	28,027
2018	18,559
2019	15,132
Subsequent years	19,100

Total	129,778

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 2.9 billion and Euro 2.5 billion in 2014 and 2013, respectively, that are intended to be permanently invested. In connection with the 2014 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to dividends from earnings to be paid in 2015.

CURRENT LIABILITIES

15.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2014 and 2013, reflect current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2014 and 2013, the Company had unused short-term lines of credit of approximately Euro 598.1 million and Euro 742.6 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l. and Luxottica Italia S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 225.3 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2014, these credit lines were utilized in the amount of Euro 5.4 million.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 107.1 million (USD 130 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2014, Euro 5.3 million was utilized under these credit lines. There was Euro 40.7 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus a spread that may range from 0% to 0.20%, depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in Note 21 "Long-term Debt."

17.  ACCOUNTS PAYABLE

        Accounts payable were Euro 744.3 million as of December 31, 2014 (Euro 681.2 million as of December 31, 2013).

        The carrying value of accounts payable is approximately equal to their fair value.

18.  INCOME TAXES PAYABLE

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2014	2013

Current year income taxes payable	77,806	44,072
Income taxes advance payment	(35,203)	(34,595)

Total	42,603	9,477

19.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032
Increases	923	7,969	42,258	12,842	20,552	84,544
Decreases	(909)	(6,823)	(11,089)	(10,711)	(20,582)	(50,114)
Business combinations	—	—	—	—	1,848	1,848
Foreign translation difference and other movements	405	(381)	20,609	164	580	21,377

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	1,902	6,821	36,537	25,589	17,152	88,001
Decreases	(945)	(6,606)	(2,768)	(12,470)	(12,487)	(35,276)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	(43)	624	6,379	334	4,012	11,306

Balance as of December 31, 2014	1,911	6,375	104,076	28,225	47,132	187,719

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
As of DECEMBER 31, 2014

19.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The tax provision mainly comprises the accruals made in previous years related to a tax audit of Luxottica S.r.l. for fiscal years 2008 through 2011. This provision increased in 2014 by approximately Euro 30.3 million.

20.  OTHER LIABILITIES

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2014	2013

Premiums and discounts	9,989	2,674
Leasing rental	19,405	16,535
Insurance	10,147	10,008
Sales taxes payable	40,237	37,838
Salaries payable	291,175	228,856
Due to social security authorities	41,106	33,640
Sales commissions payable	7,079	9,008
Royalties payable	2,298	3,742
Derivative financial liabilities	4,376	1,729
Other liabilities	151,526	130,852

Total financial liabilities	577,338	474,882

Deferred income	52,722	42,888
Other liabilities	5,995	5,280

Total liabilities	58,717	48,168

Total other current liabilities	636,055	523,050

        The increase in salaries payable is mainly due to the timing in payment of salaries to store personnel in the North American retail division.

NON-CURRENT LIABILITIES

21.  LONG-TERM DEBT

        Long-term debt was Euro 2,315.2 million and Euro 2,034.5 million as of December 31, 2014 and 2013.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

21.  LONG-TERM DEBT (Continued)

        The roll-forward of long-term debt as of December 31, 2014 and 2013, is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2014	298,478	1,683,970	—	—	52,061	2,034,510

Proceeds from new and existing loans	—	494,655	—	—	5,398	500,053
Repayments	(300,000)	—	—	—	(18,500)	(318,500)
Loans assumed in business combinations	—	—	—	—	—	—
Amortization of fees and interests	1,521	14,521	—	—	—	16,043
Translation difference	—	78,025	—	—	5,072	83,098

Balance as of December 31, 2014	—	2,271,171	—	—	44,032	2,315,203

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Credit agreement with various financial institutions	Credit agreement with various financial institutions for Oakley acquisition	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2013	367,743	1,723,225	45,664	174,922	50,624	2,362,178

Proceeds from new and existing loans	—	—	—	—	5,254	5,254
Repayments	(70,000)	(15,063)	(45,500)	(173,918)	(22,587)	(327,068)
Loans assumed in business combinations	—	—	—	—	16,073	16,073
Amortization of fees and interests	735	1,877	124	96	4,419	7,251
Translation difference	—	(26,068)	(288)	(1,100)	(1,722)	(29,179)

Balance as of December 31, 2013	298,478	1,683,970	—	—	52,061	2,034,510

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. The Group's debt agreements contain certain covenants, including covenants that limit its ability to incur additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2014, the Group was in compliance with these financial covenants.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

21.  LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt as of December 31, 2014.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2014	Maturity

Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for USD loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. When issued, the Notes were assigned a "BBB+" credit rating by Standard & Poor's Ratings Services ("Standard & Poor's") and, on January 20, 2014, the Notes were upgraded to an "A-" credit rating by Standard & Poor's.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. The facility matures on April 10, 2019 and as of December 31, 2014 was undrawn.

        On April 29, 2013, the Group's Board of Directors authorized a Euro 2 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 under the Group's Euro Medium Term Note Programme. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an "A-" credit rating by Standard & Poor's.

        On August 29, 2014, the Group repaid the Mediobanca Term Loan in the amount of Euro 300 million three months prior to the maturity of the loan, scheduled for November 30, 2014.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

21.  LONG-TERM DEBT (Continued)

        On February 27, 2015, the Group terminated its Euro 500 million multicurrency (Euro/U.S. dollars) revolving credit facility with a stated maturity of April 10, 2019. As of December 31, 2014 and the date of termination, the facility was undrawn.

        The fair value of long-term debt as of December 31, 2014 was equal to Euro 2,518.5 million (Euro 2,144.9 million as of December 31, 2013), of which Euro 653.6 million is short-term. The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating. The above fair value does not include capital lease obligations of Euro 25.2 million.

        On December 31, 2014, the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of December 31, 2014 matures as follows:

Year ended December 31, (Amounts in thousands of Euro)

2015	626,788
2016	21,842
2017	91,189
2018	105,428
2019 and subsequent years	1,441,236
Effect deriving from the adoption of the amortized cost method	28,720

Total	2,315,203

        Long-term debt includes finance lease liabilities of Euro 25.2 million (Euro 25.6 million as of December 31, 2013).

(Amounts in thousands of Euro)	2014	2013

Gross finance lease liabilities:
—no later than 1 year	5,666	4,967
—later than 1 year and no later than 5 years	17,147	15,109
—later than 5 years	15,303	10,082

	38,116	30,158

Future finance charges on finance lease liabilities	12,948	4,568

Present values of finance lease liabilities	25,168	25,590

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2014	2013

— no later than 1 year	4,157	3,799
— later than 1 year and no later than 5 years	13,594	12,338
— later than 5 years	7,417	9,453

	25,168	25,590

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 138.5 million (Euro 76.4 million as of December 31, 2013). The balance mainly included liabilities for termination indemnities of Euro 51.2 million (Euro 46.8 million as of December 31, 2013) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 87.3 million (Euro 29.6 million as of December 31, 2013). The increase is mainly due to the reduction in the discount rates used to calculate the liability.

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2014 amounted to Euro 41.8 million (Euro 38.1 million as of December 31, 2013).

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute for Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        This liability as of December 31, 2014 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        Contribution expense to pension funds was Euro 20.6 million, Euro 19.4 million and Euro 18.6 million for the years 2014, 2013 and 2012, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2014	2013	2012

ECONOMIC ASSUMPTIONS
Discount rate	1.50%	3.15%	3.25%
Annual TFR increase rate	2.81%	3.00%	3.00%
Mortality tables:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        The tax on revaluation of TFR increased from 11% in 2013 to 17% in 2014. The increase did not have a significant impact on the TFR liability as of December 31, 2014. Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2014	2013	2012

Liabilities at the beginning of the period	38,095	39,708	36,257
Expenses for interests	1,160	1,248	1,606
Change in the revaluation rate	(750)	—	—
Actuarial loss (income)	5,804	(201)	4,532
Benefits paid	(2,538)	(2,660)	(2,687)

Liabilities at the end of the period	41,771	38,095	39,708

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
As of DECEMBER 31, 2014

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2014	495,737	(479,297)	16,440

Service Cost	22,583	2,258	24,841
Interest expense/(income)	25,628	(26,199)	(571)

Remeasurement:
Return on plan assets	—	(6,597)	(6,597)
(Gain)/loss from financial assumption changes	67,749	—	67,749
(Gain)/loss from demographic assumption changes	19,674	—	19,674
Experience (gains)/losses	(3,851)	—	(3,851)

Employer contributions	—	(50,351)	(50,351)
Benefit payment	(21,528)	21,528	—
Translation difference	77,761	(70,731)	7,030

At December 31, 2014	683,753	(609,389)	74,364

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2012	12,343	—	12,343

Service Cost	510	—	510
Interest expense/(income)	488	—	488

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	574	—	574
(Gain)/loss from demographic assumption changes	2	—	2
Experience (gains)/losses	578	—	578

Employer contributions	—	(3,915)	(3,915)
Benefit payment	(18)	18	—
Settlements	(3,897)	3,897	—
Translation difference	(192)	—	(192)

At December 31, 2012	10,388	—	10,388

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2013	10,388	—	10,388

Service Cost	211	—	211
Interest expense/(income)	423	—	423

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	(272)	—	(272)
(Gain)/loss from demographic assumption changes	2	—	2
Experience (gains)/losses	619	—	619

Employer contributions	—	(2,281)	(2,281)
Benefit payment	(20)	20	—
Settlements	(2,261)	2,261	—
Translation difference	(401)	—	(401)

At December 31, 2013	8,689	—	8,689

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2014	8,689	—	8,689

Service Cost	535	—	535
Interest expense/(income)	409	—	409

Loss/(gain) due to settlement	(6)	—	(6)
Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	724	—	724
(Gain)/loss from demographic assumption changes	(19)	—	(19)
Experience (gains)/losses	1,116	—	1,116

Employer contributions	—	(2,763)	(2,763)
Benefit payment	(250)	250	—
Settlements	(2,513)	2,513	—
Translation difference	1,185	—	1,185

At December 31, 2014	9,870	—	9,870

        During 2014 and 2013, the Lux SERP settled a portion of its benefit obligations through lump-sum cash payments to certain plan participants.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        The following tables show the main assumptions used to determine the benefit cost and the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2014	2013	2014	2013

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.20%	5.10%	4.20%	5.10%
Rate of compensation increase	6%/4%/3%	6%/4%/3%	6%/4%/3%	6%/4%/3%
Mortality Table	Static 2014	Static 2013	Static 2014	Static 2013

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

        The sensitivity of the defined benefit obligation to changes in the significant assumptions is (amounts in thousands):

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption		Decrease in assumption

		Pension Plan	SERPs	Pension Plan	SERPs
Discount rate	1.0%	(81,754)	(693)	101,140	798
Rate of compensation increase	1% for each age group	7,489	731	(6,591)	(560)

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
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

15% International Equity, and 35% Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset Category	Minimum	Maximum

Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	—%	5%

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group ERISA Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants, taking into account current market conditions. During 2014, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

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

        Contributions—U.S. Holdings expects to contribute Euro 29.8 million to its pension plan and Euro 1.2 million to the SERP in 2015.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

        Duration—The weighted average duration of the pension defined benefit obligations is 13.2 years while the weighted average duration of the SERPs is 8.1 years. The following table provides the undiscounted estimated future benefit payments (amounts in thousands):

Estimated Future Benefit Payments	Pension Plan	SERPs

2015	22,568	1,191
2016	26,776	265
2017	30,932	550
2018	33,159	904
2019	38,611	895
2020 - 2024	223,846	4,045

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2014 and 2013, was Euro 0.7 million and Euro 1.1 million, respectively.

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of each of December 31, 2014 and 2013, the accrued liability related to these benefits was Euro 0.7 million and Euro 0.5 million.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.5 million and Euro 0.6 million at December 31, 2014 and 2013, respectively.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2014, 2013 and 2012 was Euro 9.5 million, Euro 6.3 million and Euro 8.4 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2014, 2013 and 2012 was Euro 2.3 million, Euro 2.2 million and Euro 1.8 million, respectively.

        In Australia and Hong Kong, the Group makes mandatory contributions to superannuation retirement funds. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

        Health Benefit Plans—U.S. Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

22. EMPLOYEE BENEFITS (Continued)

between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, U.S. Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 1.3 million and Euro 3.2 million at December 31, 2014 and 2013, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2014, 2013 and 2012 as well as the 2015 expected contributions are immaterial.

        For 2015, an 8.0% (8.5% for 2014) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2023 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 4.2% at December 31, 2014 and 5.1% at December 31, 2013.

        Labor costs, primarily including salaries and wages, were Euro 2.2 billion in 2014 and Euro 2.1 billion in each of 2013 and 2012.

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2012	8,741	24,049	60,907	25,915	119,612

Increases	4,060	9,014	6,987	436	20,497
Decreases	(2,172)	(8,586)	(265)	—	(11,023)
Business combinations	383	—	—	240	623
Translation difference and other movements	(1,069)	(997)	(22,073)	(8,028)	(32,165)

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

Increases	4,712	5,287	5,424	1,955	17,378
Decreases	(3,683)	(7,323)	(1,493)	(22,575)	(35,074)
Business combinations	—	—	—	—	—
Translation difference and other movements	(218)	3,102	(715)	17,207	19,376

Balance as of December 31, 2014	10,755	24,548	48,771	15,149	99,223

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.7 million (Euro 5.8 million as of December 31, 2013) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.4 million (Euro 3.1 million as of December 31, 2013).

        The Company is self-insured for certain types of losses (please refer to Note 19 "Short-term Provisions for Risks and Other Charges" for further details).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 83.8 million and Euro 74.2 million as of December 31, 2014 and 2013, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 41.9 million and Euro 40.3 million as of December 31, 2014 and 2013, respectively.

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2014 amounted to Euro 28,900,294.98 and was comprised of 481,671,583 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of December 31, 2013 amounted to Euro 28,653,640.38 and was comprised of 477,560,673 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 4,110,910 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 246,655 during 2014.

        The total options exercised in 2014 were 4,110,910, of which 27,000 refer to the 2005 grant, 144,500 refer to the 2008 grant, 2,000,000 refer to the 2009 extraordinary grant (reassignment of the 2006 performance grant), 301,500 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 98,750 refer to the 2009 ordinary grant, 399,160 refer to the 2010 ordinary grant and 1,140,000 refer to the 2011 ordinary grant.

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
As of DECEMBER 31, 2014

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Treasury shares

        Treasury shares were equal to Euro 73.9 million as of December 31, 2014 (Euro 83.1 million as of December 31, 2013). The decrease of Euro 9.2 million was due to grants to certain top executives of 509,500 treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2011 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 4,157,225 as of December 31, 2013 to 3,647,725 as of December 31, 2014.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 7.3 million and Euro 7.1 million as of December 31, 2014 and December 31, 2013, respectively.

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2014	2013	2012

Interest expense on bank overdrafts	(1,346)	(213)	(2,869)
Interest expense on loans	(95,409)	(87,650)	(121,049)
Financial expense on derivatives	(6,728)	(7,548)	(7,684)
Other interest expense	(6,176)	(6,721)	(6,539)

Total interest expense	109,659	(102,132)	(138,140)

INTEREST INCOME	2014	2013	2012

Interest income on bank accounts	9,103	6,449	14,928
Financial income on derivatives	804	1,070	1,689
Interest income on loans	1,765	2,553	2,293

Total interest income	11,672	10,072	18,910

OTHER—NET	2014	2013	2012

Other—net from derivative financial instruments and translation differences	711	(7,951)	(1,109)
Other—net	(256)	704	(5,354)

Total other—net	455	(7,247)	(6,463)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2014	2013	2012

Current taxes	(424,966)	(420,668)	(334,801)
Deferred taxes	10,900	13,164	28,910

Total income tax provision	(414,066)	(407,505)	(305,891)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2014	2013	2012

Italian statutory tax rate	31.4%	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	4.8%	5.0%	3.3%
Accrual for tax audit of Luxottica S.r.l. of Euro 30.3 million, Euro 66.7 million and Euro 10.0 million, respectively (fiscal year 2007 and subsequent periods)	2.9%	7.0%	1.2%
Aggregate other effects	—	(0.8)%	0.4%

Effective rate	39.1%	42.6%	36.3%

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

28. COMMITMENTS AND RISKS (Continued)

        Minimum payments required in each of the years subsequent to December 31, 2014 are detailed as follows (amounts in thousands of Euro):

Year ending December 31

2015	114,812
2016	94,303
2017	81,617
2018	68,440
2019	51,068
Subsequent years	126,616

Total	536,856

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2015 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2014	2013	2012

Minimum lease payments	377,570	359,479	360,082
Additional lease payments	134,113	126,400	99,377
Sublease payments received	(23,029)	(22,871)	(25,754)

Total	488,654	463,008	433,705

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

28. COMMITMENTS AND RISKS (Continued)

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)

2015	337,809
2016	277,468
2017	212,052
2018	156,742
2019	122,898
Subsequent years	225,820

Total	1,332,789

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

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2015	9,476	24,159	14,137
2016	6,766	14,647	8,642
2017	3,793	13,989	5,559
2018	325	9,278	985
2019	129	9,412	—
Subsequent years	293	9,399	—

Total	20,782	80,883	29,296

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2014, the Group's maximum liability amounted to Euro 1.0 million (Euro 1.7 million at December 31, 2013).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

28. COMMITMENTS AND RISKS (Continued)

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 3.3 million (USD 4.0 million) at December 31, 2014 (Euro 1.1 million at December 31, 2013). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2014 and 2013. The liability expires at various dates through October 23, 2025.

Litigation

French Competition Authority Investigation

        The Company's French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

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

29.  RELATED PARTY TRANSACTIONS

License Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expired on December 31, 2014 but was renewed until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.8 million in 2014, Euro 0.8 million in 2013 and Euro 0.7 million in 2012. Management believes that the terms of the license agreement are fair to the Company.

Lease of the New Office Building

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan, Italy. The lease is for a period of seven years and five months and may be renewed for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which is a related party of Delfin S.à r.l., an entity that is controlled by the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

29.  RELATED PARTY TRANSACTIONS (Continued)

Company's Chairman, Leonardo Del Vecchio. In accordance with the procedure on related parties adopted by the Company and CONSOB regulation n. 17221/2010 and in light of the lease value, the agreement qualifies as a minor transaction with related parties. On March 31, 2014, the Risk and Control Committee, which is composed solely of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into the lease as well as on the convenience and fairness of the related conditions. The Company incurred lease expenses in 2014 of Euro 2.0 million.

Resignation of CEOs

        On September 1, 2014, Andrea Guerra left as the Group's chief executive officer. Pursuant to his termination agreement, Luxottica paid Mr. Guerra a redundancy incentive payment equal to Euro 10,000,000 in addition to severance pay linked to the consensual termination of his employment relationship. In addition, Luxottica paid Mr. Guerra Euro 592,294 in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. Mr. Guerra also signed a 24-month non-competition agreement pursuant to which he is entitled to receive Euro 800,000 to be paid in equal quarterly installments starting from the date of the termination of his employment. Additionally, Mr. Guerra sold 813,500 shares of Luxottica Group S.p.A. that he previously received under incentive plans to the principal shareholder of the Company in an off-market transaction at a price of Euro 41.50 per share. On October 13, 2014, Enrico Cavatorta resigned from the Board of Directors and stepped down as the Group's chief executive officer. He resigned from his position as General Manager on October 31, 2014. Pursuant to his termination agreement, Luxottica paid Mr. Cavatorta Euro 4,000,000 in addition to severance pay linked to the consensual termination of his employment relationship. In addition, Luxottica paid Mr. Cavatorta Euro 985,355 in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. No sums were awarded in connection with Mr. Cavatorta's termination from the position of director and chief executive officer of Luxottica Group S.p.A. The aggregate expenses relating to the departures of Messrs. Guerra and Cavatorta, including other minor related costs, totaled approximately Euro 20 million.

Delfin Reimbursement Obligation

        Delfin S.à r.l., an entity controlled by the Company's Chairman, Leonardo Del Vecchio, has agreed to reimburse the Company, on a pro-rata basis, for any bonus amounts paid by the Company to Adil Mehboob-Khan should he resign on or before December 31, 2017. The reimbursement obligation equals Euro 7.0 million if Mr. Mehboob-Khan resigns in 2015, Euro 4.7 million if he resigns in 2016 and Euro 2.3 million if he resigns in 2017. Delfin's reimbursement commitment does not apply if Mr. Mehboob-Khan's employment is terminated for good cause.

Service Revenues

        During the years ended December 31, 2014, 2013 and 2012, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

29.  RELATED PARTY TRANSACTIONS (Continued)

Amounts received for the services provided for each of those years were Euro 0.1 million. Management believes that the compensation received for these services was fair to the Company.

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2014, 0.3 million options (3.1 million in 2013) from this grant were exercised. As of December 31, 2014, no options under this arrangement were outstanding.

        A summary of related party transactions as of December 31, 2014, 2013 and 2012, is provided below.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2014 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	452	1,108	202	292
Eyebiz Laboratories Pty Limited	5,642	54,834	10,233	17,144
Salmoiraghi & Viganò	13,753	11	51,076	183
Others	2,214	23,845	2,190	3,318

Total	22,061	79,798	63,701	20,937

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2013 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	348	1,000	68	254
Eyebiz Laboratories Pty Limited	1,667	45,814	6,922	9,415
Salmoiraghi & Viganò	13,812	—	53,245	—
Others	583	1,115	2,186	426

Total	16,409	47,930	62,422	10,095

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

29.  RELATED PARTY TRANSACTIONS (Continued)

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2012 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	—	802	13	40
Eyebiz Laboratories Pty Limited	1,194	44,862	7,898	9,086
Others	650	764	447	72

Total	1,844	46,428	8,358	9,198

        Total remuneration due to key managers amounted to approximately Euro 53.1 million, Euro 24.4 million and Euro 43.2 million in 2014, 2013 and 2012, respectively.

        In 2014, transactions with related parties resulted in a cash outflow of approximately Euro 48.2 million.

30.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2014, 2013 and 2012 amounting to Euro 642.6 million, Euro 544.7 million and Euro 534.4 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2014 were equal to Euro 1.35, compared to Euro 1.15 in each of 2013 and 2012. Diluted earnings per share in 2014 were equal to Euro 1.34 compared to Euro 1.14 in each of 2013 and 2012.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2014	2013	2012

Weighted average shares outstanding—basic	475,947,763	472,057,274	464,643,093
Effect of dilutive stock options	3,299,427	4,215,291	4,930,749
Weighted average shares outstanding—dilutive	479,247,190	476,272,565	469,573,841
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,641,383	1,768,735	3,058,754

31.  DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in other-net within the consolidated statement of income amounted to Euro 0.0 million in each of 2014, 2013 and 2012.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

31.  DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2014 and 2013 (amounts in thousands of Euro):

	2014		2013
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	1,008	(4,376)	6,039	(1,471)

Total	1,008	(4,376)	6,039	(1,471)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	—	—	—	—

Total	—	—	—	—

Current portion	1,008	(4,376)	6,039	(1,471)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2012	(14,018)

Fair value adjustment of derivatives designated as cash flow hedges	3,163
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	(2,512)
Amounts reclassified to the consolidated statement of income	17,044
Tax effect on amounts reclassified to the consolidated statement of income	(3,995)

Balance as of December 31, 2012	(318)

Fair value adjustment of derivatives designated as cash flow hedges	(129)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	35
Amounts reclassified to the consolidated statement of income	567
Tax effect on amounts reclassified to the consolidated statement of income	(155)

Balance as of December 31, 2013	—

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

32.  SHARE-BASED PAYMENTS (Continued)

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

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2014, 31,171,583 have been exercised.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

32.  SHARE-BASED PAYMENTS (Continued)

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,988,300
2005 Ordinary Plan	1,512,000	1,332,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	15,000
2008 Ordinary Plan	2,020,500	1,549,800
2009 Ordinary Plan	1,050,000	708,250
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,688,000
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	589,500
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	1,100,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	3,700,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,300,000
2010 Ordinary Plan	1,924,500	1,272,500
2011 Ordinary Plan	2,039,000	1,145,000
2012 Ordinary Plan	2,076,500	—

Total	55,909,800	31,171,583

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

        Pursuant to the PSP plan adopted in 2008, on April 28, 2011, the Board granted certain of the Group's key employees 665,000 rights to receive ordinary shares ("PSP 2011"), which can be increased by 15% up to a maximum of 764,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2011 through 2013. As of December 31, 2014, the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

32.  SHARE-BASED PAYMENTS (Continued)

consolidated cumulative earnings per share targets were achieved and therefore 509,500 shares were assigned to the beneficiaries.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2012, the Board granted certain of the Group's key employees 601,000 rights to receive ordinary shares ("PSP 2012"), which may be increased by 20% up to a maximum of 721,200 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2012 through 2014. As of December 31, 2014, the consolidated cumulative earnings per share targets were achieved. As of December 31, 2014, 110,400 of the maximum units granted had been forfeited.

        On April 29, 2013, a Performance Shares Plan for senior managers within the Company as identified by the Board (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period.

        On the same date, the Board granted certain of the Group's key employees 1,067,900 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,281,480 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2013 through 2015. Management expects that the target will be met. As of December 31, 2014, 127,260 of the maximum units granted had been forfeited.

        On April 29, 2014, the Board granted certain of the Group's key employees 1,004,400 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,205,280 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2014 through 2016. Management expects that the target will be met. As of December 31, 2014, 44,580 of the maximum units granted had been forfeited.

        The information required by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

PSP 2014

Share price at the grant date (in Euro)	41.08
Expected option life	3 years
Dividend yield	1.76%

        The fair value of the units granted under the 2014 PSP was Euro 39.03 per unit.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

32. SHARE-BASED PAYMENTS (Continued)

        Movements reported in the various stock option and performance share plans in 2014 are reported below:

	Exercise price	Currency	No. of options outstanding as of December 31, 2013	Granted options	Forfeited options	Exercised options	Expired options	No. of options outstanding as of December 31, 2014

2005 Ordinary Plan	16.89	Euro	27,000	—	—	(27,000)	—	—
2007 Ordinary Plan	24.03	Euro	5,000	—	—	—	—	5,000
2008 Ordinary Plan	18.08	Euro	263,700	—	—	(144,500)	—	119,200
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	49,500	—	—	(13,500)	—	36,000
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	131,000	—	—	(85,250)	—	45,750
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	423,500	—	—	(271,500)	—	152,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	15.03	Euro	80,500	—	—	(30,000)	—	50,500
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	2,450,000	—	—	(1,900,000)	—	550,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	150,000	—	—	(100,000)	—	50,000
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	433,000	—	—	(239,000)	—	194,000
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	274,660	—	—	(160,160)	—	114,500
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	1,220,000	—	(10,000)	(870,500)	—	339,500
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	517,500	—	(31,000)	(269,500)	—	217,000
2012 Ordinary Plan—for citizens not resident in the U.S.	28.32	Euro	1,362,000	—	(44,000)	—	—	1,318,000
2012 Ordinary Plan—for citizens resident in the U.S	26.94	Euro	586,000	—	(56,000)	—	—	530,000
PSP 2012	—		673,200	—	(62,400)	—	—	610,800
PSP 2013	—		1,259,040	—	(104,820)	—	—	1,154,220
PSP 2014	—	Euro	—	1,205,280	(44,580)	—	—	1,160,700

Total			9,905,600	1,205,800	(352,800)	(4,110,910)	—	6,647,170

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

32. SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2014 are summarized in the following table:

Number of options exercisable as of December 31, 2014

2007 Plan	5,000
2008 Plan	119,200
2009 Ordinary plan—for citizens not resident in the U.S.	36,000
2009 Ordinary plan—for citizens resident in the U.S.	45,750
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	152,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	50,500
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	550,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	50,000
2010 Plan—for citizens not resident in the U.S.	194,000
2010 Plan—for citizens resident in the U.S.	114,500
2011 Plan—for citizens not resident in the U.S.	339,500
2011 Plan—for citizens resident in the U.S.	217,000

Total	1,873,450

        The remaining contractual life of plans in effect on December 31, 2014 is highlighted in the following table:

Remaining contractual life in years

2006 Ordinary Plan	0.08
2006 Performance Plan B	0.57
2007 Ordinary Plan	1.18
2008 Ordinary Plan	2.20
2009 Ordinary plan for citizens not resident in the U.S.	3.35
2009 Ordinary plan for citizens resident in the U.S.	3.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	2.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	3.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	3.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	3.45
2010 Ordinary Plan—for citizens not resident in the U.S.	4.33
2010 Ordinary Plan—for citizens resident in the U.S.	4.33
2011 Ordinary Plan—for citizens not resident in the U.S.	5.33
2011 Ordinary Plan—for citizens resident in the U.S.	5.33
2012 Ordinary Plan—for citizens not resident in the U.S.	6.35
2012 Ordinary Plan—for citizens resident in the U.S.	6.35

        With regards to the options exercised during the course of 2014, the weighted average share price of the shares in 2014 was equal to Euro 40.62.

        The Group has recorded an expense for the ordinary stock option plans of Euro 6.1 million, Euro 9.5 million and Euro 10.8 million in 2014, 2013 and 2012, respectively. For the extraordinary plan as

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2014

32. SHARE-BASED PAYMENTS (Continued)

well as for the 2009, 2010, 2011, 2012, 2013 and 2014 PSPs, the Group recorded an expense of Euro 24.9 million, Euro 18.7 million and Euro 30.5 million in 2014, 2013 and 2012, respectively.

        The stock plans outstanding as of December 31, 2014 are conditional upon satisfying the service conditions. The PSP plans are conditional upon satisfying service as well as performance conditions.

33. DIVIDENDS

        In May 2014, the Company distributed aggregate dividends to its stockholders of Euro 308.3 million equal to Euro 0.65 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.7 million. During 2013, the Company distributed aggregate dividends to its stockholders of Euro 273.7 million equal to Euro 0.58 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.5 million.

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

        The table below provides the Group's gearing ratio for 2014 and 2013 as follows:

	2014	2013

Total borrowings (notes 15 and 21)	2,466.5	2,079.4
less cash and cash equivalents	(1,453.6)	(618.0)

Net financial position	1,012.9	1,461.4
Total equity	4,928.8	4,149.9

Capital	5,941.7	5,611.3

Gearing ratio	17.0%	26.0%

35. SUBSEQUENT EVENTS

        On February 27, 2015, the Group terminated its Euro 500 million multicurrency (Euro/U.S. dollars) revolving credit facility. As of the date of termination, the facility was undrawn.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate for the year ended December 31, 2014	Final exchange rate as of December 31, 2014	Average exchange rate for the year ended December 31, 2013	Final exchange rate as of December 31, 2013

Argentine Peso	10.7718	10.2755	7.2718	8.9891
Australian Dollar	1.4719	1.4829	1.3766	1.5423
Brazilian Real	3.1211	3.2207	2.8662	3.2576
Canadian Dollar	1.4661	1.4063	1.3679	1.4671
Chilean Peso	756.9327	737.2970	657.9055	724.7690
Chinese Renminbi	8.1857	7.5358	8.1630	8.3491
Colombian Peso	2,652.4517	2,892.2600	2,482.2448	2,664.4199
Croatian Kuna	7.6344	7.6580	7.5787	7.6265
Great Britain Pound	0.8061	0.7789	0.8492	0.8337
Hong Kong Dollar	10.3025	9.4170	10.2988	10.6933
Hungarian Forint	308.7061	315.5400	296.9317	297.0400
Indian Rupee	81.0406	76.7190	77.8649	85.3660
Israeli Shekel	4.7449	4.7200	4.7938	4.7880
Japanese Yen	140.3061	145.2300	129.5942	144.7200
Malaysian Ringgit	4.3446	4.2473	4.1838	4.5221
Mexican Peso	17.6550	17.8679	16.9551	18.0731
Namibian Dollar	14.4037	14.0353	12.8251	14.5660
New Zealand Dollar	1.5995	1.5525	1.6199	1.6762
Norwegian Krona	8.3544	9.0420	7.8044	8.3630
Peruvian Nuevo Sol	3.7678	3.6327	3.5896	3.8586
Polish Zloty	4.1843	4.2732	4.1974	4.1543
Russian Ruble	50.9518	72.3370	43.8514	45.3246
Singapore Dollar	1.6823	1.6058	1.6613	1.7414
South African Rand	14.4037	14.0353	12.8251	14.5660
South Korean Won	1,398.1424	1,324.8000	1,453.6873	1,450.9301
Swedish Krona	9.0985	9.3930	8.6492	8.8591
Swiss Franc	1.2146	1.2024	1.2310	1.2276
Taiwan Dollar	40.2499	38.4133	39.4168	41.1400
Thai Baht	43.1469	39.9100	40.8032	45.1780
Turkish Lira	2.9065	2.8320	2.5319	2.9605
U.S. Dollar	1.3285	1.2141	1.3277	1.3791
United Arab Emirates Dirham	4.8796	4.4594	4.8768	5.0654

ITEM 19.    EXHIBITS

        EXHIBITS.    The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the U.S. Securities and Exchange Commission (the "Commission") on January 23, 1990).
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

Exhibit Number	Exhibits
4.4	Amendment Agreement, dated March 10, 2006, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc, Calyon S.A., Succursale di Milano, Calyon New York Branch, Capitalia S.p.A. and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca d'Impresa S.p.A., acting as Agents (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Commission on June 28, 2006).
4.5
Amendment No. 2 to Agreement and Plan of Merger, dated as of July 14, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation (incorporated herein by reference to our Report on Form 6-K, dated July 14, 2004, as filed with the Commission on July 16, 2004).
4.6
Luxottica Group S.p.A. 2006 Stock Option Plan, as amended (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on April 29, 2013).
4.7
Agreement and Plan of Merger, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).
4.8
Luxottica Group S.p.A. 2008 Performance Shares Plan (unofficial English translation incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).
4.9
Form of Note Purchase Agreement, dated as of June 30, 2008, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).
4.10	Form of Parent Guarantee, dated as of July 1, 2008, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).
4.11	Form of Subsidiary Guarantee, dated as of July 1, 2008, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).
4.12
Form of Note Purchase Agreement, dated as of January 29, 2010, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).
4.13
Form of Parent Guarantee, dated as of January 29, 2010, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).
4.14	Form of Subsidiary Guarantee, dated as of January 29, 2010, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).

Exhibit Number	Exhibits
4.15	Note Purchase Agreement, dated as of September 30, 2010, by and between Luxottica Group S.p.A., and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 1, 2010).
4.16
Subsidiary Guarantee, dated as of September 30, 2010, granted by Luxottica S.r.l. and Luxottica U.S. Holdings Corp. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 1, 2010).
4.17
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
4.18
Trust Deed, dated as of November 10, 2010, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 23, 2010).
4.19
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
4.20
Form of Note Purchase Agreement, dated as of December 15, 2011, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on December 23, 2011).
4.21
Form of Parent Guarantee, dated as of December 15, 2011, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on December 23, 2011).
4.22
Form of Subsidiary Guarantee, dated as of December 15, 2011, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on December 23, 2011).
4.23
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
4.24
Trust Deed, dated March 19, 2012, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on April 12, 2012).

Exhibit Number	Exhibits
4.25	Paying Agency Agreement, dated March 19, 2012, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Trust Corporation UK Limited, as Trustee, and BNP Paribas Securities Services, Luxembourg Branch, as Principal Paying Agent (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on April 12, 2012).
4.26
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
4.27
Luxottica Group S.p.A. Performance Shares Plan 2013-2017 (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on April 29, 2013).
4.28
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
4.29
Trust Deed, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on March 6, 2014).
4.30
Agency Agreement, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Securities Services, Luxembourg Branch, as Paying Agent, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on March 6, 2014).
4.31
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
4.32
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

Exhibit Number	Exhibits
4.33	First Supplemental Trust Deed, dated May 9, 2014, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (filed herewith).
4.34
Amended and Restated Agency Agreement, dated May 9, 2014, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Securities Services, Luxembourg Branch, as Paying Agent, and BNP Paribas Trust Corporation UK Limited, as Trustee (filed herewith).
4.35
Amended and Restated Programme Agreement, dated May 9, 2014, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, and Banca IMI S.p.A., BNP Paribas, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch, J.P. Morgan Securities plc, Mediobanca—Banca di Credito Finanziario S.p.A., Merrill Lynch International, The Royal Bank of Scotland plc and UniCredit Bank AG, as Initial Dealers (filed herewith).
8.1	List of Subsidiaries (filed herewith).
12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.3	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes Oxley Act of 2002 (filed herewith).
13.3	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of PricewaterhouseCoopers S.p.A. (filed herewith).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LUXOTTICA GROUP S.p.A. (Registrant)
By:	/s/ ADIL MEHBOOB-KHAN Adil Mehboob-Khan Chief Executive Officer for Markets
By:	/s/ MASSIMO VIAN Massimo Vian Chief Executive Officer for Product and Operations

Dated: April 24, 2015