Form 20-F
period 2015-12-31
LUXOTTICA GROUP SPA
filed 2016-04-21
CIK 857471

Use these links to rapidly review the document

PART III

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	480,507,468

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

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve our business objectives and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission (the "SEC"). These forward-looking statements are made as of the date hereof and we do not assume any obligation to update them.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements, the related notes thereto, and Item 5—"Operating and Financial Review and Prospects" contained elsewhere herein. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The selected consolidated income statement data for the years ended December 31, 2015, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, are derived from audited consolidated financial statements which are not included in this Form 20-F. The 2011 consolidated financial statements were audited by Deloitte & Touche S.p.A. In 2015, the Group applied accounting policies on a basis consistent with the previous year and did not elect the early adoption of any IFRS standards (other than as disclosed in Note 2 to the Consolidated Financial Statements included in Item 18 of this Form 20-F).

        The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGES]

(Amounts in thousands of Euro except share data)	2015(1)	2014(2)	2013	2012	2011

STATEMENT OF INCOME DATA:
Net Sales	8,836,578	7,652,317	7,312,611	7,086,142	6,222,483
Cost of Sales	(2,835,426)	(2,574,685)	(2,524,006)	(2,435,993)	(2,216,876)

Gross Profit	6,001,152	5,077,632	4,788,605	4,650,148	4,005,607
OPERATING EXPENSE
Selling and Advertising	(3,537,224)	(3,013,399)	(2,866,307)	(2,840,649)	(2,509,783)
General and Administrative	(1,087,484)	(906,620)	(866,624)	(839,360)	(698,795)

Total	(4,624,708)	(3,920,019)	(3,732,931)	(3,680,009)	(3,208,578)

Income from Operations	1,376,445	1,157,613	1,055,673	970,139	797,029
OTHER INCOME (EXPENSE)
Interest Income	11,190	11,672	10,072	18,910	12,472
Interest Expense	(106,439)	(109,659)	(102,132)	(138,140)	(121,067)
Other—Net	(3,281)	455	(7,247)	(6,463)	(3,273)

Other Expenses—Net	(98,530)	(97,533)	(99,307)	(125,693)	(111,868)

Income Before Provision for Income Taxes	1,277,914	1,060,080	956,366	844,447	685,161
Provision for Income Taxes	(471,042)	(414,066)	(407,505)	(305,891)	(233,093)

Net Income	806,873	646,014	548,861	538,556	452,068
Of which attributable to:
Luxottica Group Stockholders	804,119	642,596	544,696	534,375	446,111

Non-controlling Interests	2,753	3,417	4,165	4,181	5,957

Weighted Average Shares Outstanding (thousands)
—Basic	479,554	475,948	472,057	464,643	460,437
—Diluted	482,073	479,247	476,273	469,574	463,296
Basic Earnings per Share(3)	1.68	1.35	1.15	1.15	0.97
Diluted Earnings per Share(3)	1.67	1.34	1.14	1.14	0.96

(1)
In 2015, the majority of the retail subsidiaries of the Group that did not previously report on a calendar-year basis changed their reporting calendars in order to align with those of Luxottica Group S.p.A. and other subsidiaries that report on a calendar-year basis.

(2)
Fiscal year 2014 for certain entities within the retail distribution segment included 53 weeks, compared to 52 weeks in each of fiscal years 2011 through 2013.

(3)
Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share ("ADS" or "ADR") represents one ordinary share.

	As of December 31,
(Amounts in thousands of Euro except share data)
	2015	2014	2013	2012	2011

BALANCE SHEET DATA:
Working Capital(1)	922,209	778,955	535,616	621,882	526,241
Total Assets	9,649,148	9,594,297	8,082,905	8,442,160	8,374,325
Total Debt(2)	1,870,436	2,466,506	2,079,430	2,452,463	2,936,712
Stockholders' Equity	5,412,524	4,921,479	4,142,828	3,981,372	3,612,928
Capital Stock	29,019	28,900	28,653	28,394	28,041
Total Number of Ordinary Shares (thousands)	483,653	481,672	477,561	473,238	467,352

(1)
Working Capital is total current assets minus total current liabilities. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

(2)
The current portion of Total Debt was Euro 155.3 million, Euro 778.1 million, Euro 363.0 million, Euro 400.4 million and Euro 692.1 million for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

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

        At our ordinary meeting of stockholders held on April 24, 2015, our stockholders approved the distribution of a cash dividend in the amount of Euro 1.44 per ordinary share and ADR. The total amount of the dividend paid to stockholders on May 20, 2015 was Euro 689.7 million. On March 1, 2016, the Board of Directors of the Company proposed to the ordinary meeting of stockholders to be convened on April 29, 2016 the distribution of a cash dividend in the amount of Euro 0.89 per ordinary share and ADR.

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our stockholders may determine.

        The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

			Translated into U.S. $ per Ordinary Share(4)
	Cash Dividends per Ordinary Share(1)(2)(3)
Year

	(Euro)		(U.S. $)
2011	0.440		0.622
2012	0.490		0.615
2013	0.580		0.750
2014	0.650		0.888
2015	1.440	(5)	1.598

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

(5)
The dividend consisting of an ordinary dividend of Euro 0.72 per ordinary share and an extraordinary dividend of Euro 0.72 per ordinary share was approved by our Board of Directors on March 2, 2015 and was voted upon and approved by our stockholders at the ordinary meeting of stockholders held on April 24, 2015.

EXCHANGE RATE INFORMATION

        The following tables set forth, for 2011 through 2015, certain information regarding the Euro foreign exchange reference rate published by the European Central Bank (the "BCE Rate"), which is used by the Company for translating amounts denominated in currencies other than Euro. The information is expressed in U.S. dollars per Euro 1.00:

Year Ended December 31,	Low	High	Average(1)	End of Period

2011	1.2669	1.4882	1.4000	1.2939
2012	1.2053	1.3453	1.2859	1.3194
2013	1.2768	1.3814	1.3308	1.3791
2014	1.2141	1.3953	1.3211	1.2141
2015	1.0552	1.2043	1.1046	1.0887

(1)
The average of the BCE Rate in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High

October 2015	1.0930	1.1439
November 2015	1.0579	1.1032
December 2015	1.0600	1.0990
January 2016	1.0742	1.0920
February 2016	1.0884	1.1347
March 2016	1.0856	1.1385

        On April 8, 2016, the BCE Rate was U.S. $1.1363 per Euro 1.00.

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

        We currently operate worldwide and have operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

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

If we are unable to achieve our business objectives and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution.

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

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, Bvlgari, Tiffany & Co., Versace, Burberry, Ralph Lauren, DKNY, Paul Smith, Brooks Brothers, Tory Burch, Coach, Armani, Michael Kors and Starck Eyes. These license agreements typically have terms of between four and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers. For the years ended December 31, 2015 and 2014, no single license agreement represented greater than 5.0% of total sales.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with European, U.S. and other laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. This includes, in particular, our manufacturing activities and services provided to us by third parties within our supply chain, which are subject to numerous workplace health and safety laws, environmental laws, labor laws and other similar regulations and restrictions on the sourcing of materials (including with respect to "conflict mineral" zones) that may vary from country to country and are continuously evolving. In certain countries, failure to comply with applicable laws and regulations relating to workplace health and safety protection and environmental matters could result in criminal and/or civil penalties being imposed on responsible individuals and, in certain cases, the Company. In addition, effective starting in 2016, the European Union has put in place new rules and regulations regarding privacy concerns, which impose fines and penalties for non-compliance that are calculated as a percentage of net sales. In certain circumstances, even if no fine or penalty is imposed for our failure to comply with an applicable law or regulation, we may suffer reputational harm if we fail to comply with applicable laws and regulations. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

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

If we are unable to maintain our current operating relationship with host stores, including our retail licensed brands and other host relationships, we could suffer a loss in sales and possible impairment of certain intangible assets.

        Our sales depend in part on our relationships with the host stores that allow us to operate our retail licensed brands, including Sears Optical and Target Optical and other host relationships including our relationship with Macy's. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical, Target Optical or Macy's were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

If there is any material failure, inadequacy, interruption, security failure or breach of our information technology systems, whether owned by us or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information and increased costs of operating our business.

        We rely on information technology systems both managed internally and outsourced to third parties across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company leading to additional costs and possible fines or penalties, legal defense and settlement costs, or damage to our reputation, and potentially significant capital investments and other costs could be required to remediate the problem, which could have a material adverse effect on our results of operations.

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

Leonardo Del Vecchio, our chairman and principal stockholder, controls 61.90% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of April 8, 2016, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 299,423,025 Ordinary Shares, or 61.90% of the issued share capital. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

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

        In October 2014, we announced the introduction of a management structure based on a co-CEO model, pursuant to which two co-chief executive officers are appointed to manage the principal executive officer responsibilities of the Group, with one chief executive officer focused on Markets and the other focused on Product and Operations. The co-CEO leadership structure allocates distinct yet complementary responsibilities between the two co-chief executive officers and is designed to promote stronger management of the Group, which has rapidly increased in size, complexity and global presence in recent years. In January 2016, our Board of Directors approved the assignment of executive responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board and majority shareholder, as Executive Chairman. Mr. Massimo Vian continues in his role of CEO for Product and Operations. If the new model proves ineffective, there may be delays in the implementation of the Group's strategic plans and reductions or slowdowns of our future growth and profitability.

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

        Our principal manufacturing facilities are located in Italy and China. We also maintain manufacturing facilities in Brazil, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

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

ITEM 4.    INFORMATION ON THE COMPANY

OVERVIEW

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear. Due to the strong growth experienced throughout 2015, our total net sales reached over Euro 8.8 billion, net income attributable to Luxottica stockholders was Euro 804 million and headcount as of year-end was 78,930 employees. We operate in two segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18—"Financial Statements" for additional disclosures about our operating segments. Founded in 1961 by Leonardo Del Vecchio and listed on the New York Stock Exchange since 1990 and Borsa Italiana since 2000, we are a vertically integrated organization whose manufacturing of sun and prescription eyewear is backed by a wide-reaching wholesale organization and a retail distribution network, located primarily in North America, Latin America and Asia-Pacific.

        Product design, development and manufacturing take place in six production facilities in Italy, three factories in China, one in Brazil and one in the United States devoted to sports and performance eyewear. We also have a small plant in India serving the local market. In 2015, our worldwide production reached approximately 93 million units.

        The design and quality of our products and our strong and well-balanced brand portfolio are recognized throughout the world. Proprietary brands include Ray-Ban, one of the world's best-known eyewear brands, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette. Licensed brands include Giorgio Armani, Bvlgari, Burberry, Chanel, Coach, Dolce&Gabbana, DKNY, Michael Kors, Miu Miu, Paul Smith, Prada, Ralph Lauren, Starck Eyes, Tiffany & Co., Tory Burch and Versace.

        Our wholesale distribution network covers more than 150 countries across five continents and has more than 50 commercial subsidiaries providing direct operations in key markets.

        Our direct wholesale operations are complemented by an extensive retail network comprised of over 7,200 stores worldwide as of December 31, 2015. We are a leader in the prescription business in North America with our LensCrafters and Pearle Vision retail brands, in Australia and New Zealand with our OPSM and Laubman & Pank brands, in China with our LensCrafters brand and in Latin America with our GMO brand. In North America, we also operate our retail licensed brands, Sears Optical and Target Optical. Additionally, we operate one of the largest managed vision care networks in the United States, through EyeMed and the second largest lens finishing network, with three central laboratories, over 900 on-site labs at LensCrafters stores, a fully dedicated Oakley lab and an additional facility based in China.

        Luxottica is home to Sunglass Hut, the largest retailer of premium sunglasses with a global footprint in North America, Latin America, Asia-Pacific, South Africa, Europe and the Middle East. Retail brands including Oliver Peoples, ILORI and The Optical Shop of Aspen give Luxottica a foothold in the luxury space.

        The Oakley brand provides a powerful wholesale and retail presence in both the performance optics and sport channels with its "O" stores, offering Oakley-branded eyewear as well as apparel, footwear, backpacks and accessories designed for athletic lifestyles.

        Our distribution channels are complemented by e-commerce properties, including the Oakley.com, Ray-Ban.com, SunglassHut.com and glasses.com websites.

        In 2015, 44.2% of total sales of frames and lenses in Euros related to prescription eyewear and 55.8% related to sunglasses.

        Our capital expenditures for our continuing operations were Euro 513.6 million for the year ended December 31, 2015 and Euro 99.9 million for the three-month period ended March 31, 2016. We expect 2016 aggregate capital expenditures to exceed 6.0% of the Group's net sales, excluding any additional investments for business acquisitions. The most significant investments planned are the remodeling of existing stores, the opening of new stores, the upgrade and expansion of our manufacturing and distribution facilities, including in Atlanta (U.S.) and Dongguan (China), as well as enhancement of our IT infrastructure. We expect to fund these future capital expenditures through cash flow generation primarily due to our operating leverage as well as working capital efficiencies. For a description of capital expenditures for the previous three years, see Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities."

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

        Our wholesale distribution expansion focuses on customer differentiation, customized service and new sales channels, such as large department stores, travel retail and e-commerce, as well as continuous penetration into the emerging markets. The acquisition, in 1981, of La Meccanoptica Leonardo, the owner of the Sferoflex brand and of an important flexible hinge patent, enabled us to enhance the design and quality of our products and increase market share.

        From the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into "eyewear." An aesthetic focus on everyday objects and designers' interest in the emerging accessories market led us to embark on our first collaboration with the fashion industry in 1988 by entering into a licensing agreement with Giorgio Armani. We followed that initial collaboration, with numerous others and with the acquisition of new brands, gradually building our current world-class brand portfolio.

        Over the years, we have launched collections from names like Bvlgari (1997), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce&Gabbana (2006), Burberry (2006), Ralph Lauren (2007), Paul Smith (2007), Tiffany & Co. (2008), Tory Burch (2009), Coach (2012), Starck Eyes (2013), Armani (2013) and Michael Kors (2015).

        Moreover, in 1999 we acquired Ray-Ban, one of the world's best-known sunglasses brands along with its crystal sun lens technology.

        In 2007, we acquired California-based Oakley, a leading sport and performance brand, which owned the Oliver Peoples brand and a license to manufacture and distribute eyewear under the Paul Smith name. At the time of the acquisition, Oakley had its own retail network of over 160 stores.

        In 2013, we acquired Alain Mikli International SA ("Alain Mikli"), a French luxury and contemporary eyewear company, which owned the Alain Mikli brand and Starck Eyes license. As a result of the acquisition, we strengthened both our luxury brand portfolio and prescription offerings.

Financial Markets

        In 1990, we listed our American Depositary Shares ("ADSs") on the New York Stock Exchange. In 2000, our stock was listed on Borsa Italiana's electronic share market and it has been in Italy's Mercato Telematico Azionario ("MTA") since 2003.

Retail Distribution

        In 1995, we acquired The United States Shoe Corporation, which owned LensCrafters, one of North America's largest optical retail chains. We became the world's first significant eyewear manufacturer to enter the retail market, maximizing synergies with our production and wholesale distribution and increasing penetration of our products through LensCrafters stores.

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

DESIGN AND PRODUCT DEVELOPMENT

        Emphasis on product design and the continuous development of new styles are key to Luxottica's success. During 2015, we added approximately 2,000 new styles to our eyewear collections. Each style is typically produced in two sizes and five colors.

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

        Product development is the next stage of execution. The research and development efforts of our engineering staff play a crucial role in the product development process. Our engineers are continuously looking for new materials, concepts and technology innovations to apply to our products and processes in an effort to differentiate them in the eyewear market.

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

        Next comes the quality certification of the new model samples. After the samples are subjected to a sequence of tests to verify the quality of the engineering, a preliminary batch using certified tooling is produced in a pilot facility that closely resembles the plant chosen to produce the final product for consumers.

        By using a launch calendar that focuses on customer and geographic demand, the engineering department has been able to shorten product development timelines in recent years.

        Innovation is Luxottica's founding principle. From new materials research and product development to manufacturing, distribution and digital platforms, innovation can be found in every corner of the Company. While wearable technology is in its early stages, Luxottica has taken a leading role in exploring and developing smart eyewear through partnerships with Google and Intel. In January 2016, Luxottica and Intel introduced "Radar Pace," Oakley branded smart glasses with a voice-activated real time coaching system to improve the work-out experience and performance for runners and cyclists.

BRAND PORTFOLIO

        Our portfolio is well-balanced between proprietary and licensed brands and continues to evolve.

        The presence of Ray-Ban, one of the world's best-selling eyewear brands, and Oakley, a leader in the sport and performance category, gives the proprietary brand portfolio a strong base, complemented by Persol, Oliver Peoples and Alain Mikli in the high-end of the market, Arnette in the sport market, and Vogue Eyewear in the fashion market. Alongside the proprietary brands, our portfolio has over

20 licensed brands, including some of the most well-known and prestigious names in the global fashion and luxury industries.

        With our manufacturing and distribution know-how, experience in international markets and direct retail operations supported by marketing investment, we are the ideal partner for fashion houses and stylists seeking to translate their style and values into successful premium eyewear collections. We differentiate each designer's offering to produce a broad range of models that appeal to a diverse group of consumers, lifestyles and geographic locations.

        The following table presents the respective percentages of our total sales of frames in Euro comprised by our designer and proprietary brands during the periods indicated:

	Year Ended December 31,
	2015	2014	2013	2012	2011

Designer brands	32.4%	30.6%	31.4%	29.7%	30.5%
Proprietary brands	67.6%	69.4%	68.6%	70.3%	69.5%

        The following table presents the respective percentages of our total sales of frames and lenses in Euros comprised by our prescription frames and lenses and sunglasses for the periods indicated:

	Year Ended December 31,
	2015	2014	2013	2012	2011

Prescription frames and lenses	44.2%	44.3%	46.1%	47.3%	46.3%
Sunglasses	55.8%	55.7%	53.9%	52.7%	53.7%

Proprietary Brands

        In 2015, proprietary brands accounted for approximately 68% of total sales of frames. Ray-Ban and Oakley, the two largest eyewear brands in our portfolio based on sales, accounted for 26.8% and 11.3%, respectively, of the Group's 2015 net sales.

  Ray-Ban

        Timeless style, authenticity and freedom of expression are the core values of Ray-Ban, a leader in sun and prescription eyewear for generations. From its debut in 1937 with the now iconic Aviator created for the American Air Force until today, Ray-Ban has maintained a unique cultural relevance and has become a symbol of "cool", worn by celebrities and public figures all over the world.

  Oakley

        Established in 1975 and acquired by Luxottica in 2007, Oakley is one of the leading product design and sport performance brands in the world, chosen by world-class athletes to compete at the highest level possible. The holder of more than 750 patents, Oakley is also known for its innovative lens technologies, including High Definition Optics. Oakley extended its position as a sports eyewear brand into apparel and accessories, offering men's and women's product lines that appeal to sports performance, active and lifestyle consumers. The brand's global distribution includes Oakley "O" retail stores and outlet Oakley Vault stores.

  Arnette

        Founded in 1992 and acquired by Luxottica in 1999, Arnette is an active lifestyle eyewear brand that appeals to young and "forever young" consumers with an easy going style. Key traits of Arnette are functional affordable quality designed for everyday use and an authentic love for popular freestyle action sports like surf and skate.

  Vogue Eyewear

        Launched in 1973 under the same name as the famous fashion magazine, Vogue Eyewear was acquired by Luxottica in 1990. The brand, which reflects dominant fashion trends of the moment, offers a wide global assortment as well as local collections for the emerging markets. It has become an international contemporary fashion brand.

  Persol

        Persol, the iconic "Made in Italy" eyewear brand, made its debut in 1917 and was acquired by Luxottica in 1995. With its evocative name, meaning "for sun," it is the proud heir to a culture of excellence and craftsmanship, a perfect alchemy of aesthetics and technology. The irresistible appeal of timeless design and art-like quality make the brand a favorite in the world of cinema.

  Oliver Peoples

        Acquired by Luxottica in 2007, Oliver Peoples was founded in 1987 with its first store in West Hollywood and the introduction of a retro-inspired eyewear collection. Oliver Peoples frames are handcrafted from the finest quality materials, in colors and styles exclusive to the brand. Frames are manufactured in limited quantities and with deliberate anti-logo labeling, which appeals to refined consumers.

  Alain Mikli

        Acquired by Luxottica in 2013, Alain Mikli represents over 35 years of passion and know-how. In 1978, the designer Alain Mikli began to use eyewear as a means to communicate personal style and trends. These became frames to see as well as to be seen.

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

Licensed Brands

        Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts, which typically have terms of between four and ten years and may contain options for renewal. Under these license agreements, we are required to pay a royalty ranging from 6% to 14% of net sales of the related collection and a mandatory marketing contribution of between 5% and 10% of net sales.

        Prada is the most significant license in our portfolio as measured by total sales. In 2015, sales realized through the Prada, Prada Linea Rossa and Miu Miu brand names together represented approximately 4% of total Group sales.

  Armani Group

        Under license since 2013, the Armani Group includes the following collections:

    Giorgio Armani

    The Giorgio Armani brand has an incomparable and timeless sense of style. Armani's vision of the world of creative design is not just about turning heads, but about leaving a lasting impression. Pure lines, intrinsic elegance and care for details are the elemental concepts underlying all of Giorgio Armani's iconic designs as well as all of its eyewear styles.

    Emporio Armani

    Created in the early 1980s by Giorgio Armani, this label is designed for trendy customers who love the Armani DNA. Armani's core elements are revisited in a modern take on fresh style, with innovative and colorful designs that are distinguished by contemporary lines, shapes and materials.

    Armani Exchange

    A--X Armani Exchange is the youthful label created in 1991 by Giorgio Armani to capture the heritage of the Armani brand through the lens of its young fashion-forward urban spirit. Modern bold shapes in original shades reflect contemporary design with stylish details, and with an accessible price.

  Brooks Brothers

        Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the American brand's iconic style. This is an accessible product line with classic style that delivers high functionality and quality. The original license agreement was signed in 1992.

  Bvlgari

        Under license since 1997, Bvlgari, the great Italian jeweler and master of colored gemstones of international fame, represents one of the most exclusive brands in eyewear. Contemporary design, unique styles and glamorous details are combined with superior quality. This brand is positioned for the highest segment of eyewear as jewelry, with luxury Italian craftsmanship and bold style. Bvlgari eyewear features precious materials such as gold, gemstones and Austrian crystals and is carefully crafted in timeless designs.

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

  Chanel

        In 1999, Luxottica was the first company licensed to produce Chanel eyewear. The Chanel eyewear collection, targeting luxury-oriented consumers, reflects the essential characteristics of the brand: innovative creations, fashion, elegance and refinement.

  Coach

        Founded in 1941 as a family-run workshop in a Manhattan loft, Coach has grown into a leading American designer and marketer of fine accessories and ready-to-wear for women and men around the world. Under license since 2012, the Coach eyewear collection perfectly expresses New York style and the authentic American heritage of the Coach brand.

  Dolce&Gabbana

        Dolce&Gabbana is a luxury brand that draws inspiration from the roots and the authentic values of its own DNA: Sicily, sensuality and sartorial ability. Dolce&Gabbana's essence lies in its contrasting yet complementary features. The eyewear collection, under license since 2006, is characterized by glamorous, unconventional shapes, prestigious materials and sumptuous detailing.

  DKNY

        DKNY is easy-to-wear fashion characterized by the energetic attitude of New York City: sleek, metropolitan, fun, fast and real. The brand caters to modern, urban, fashion conscious women and men, addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. Under license since 2005, DKNY eyewear is modern design at an accessible price—the perfect mix of style, quality and value, fashion and color.

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

  Paul Smith Spectacles

        Launched in 1994 and licensed by Luxottica in 2007, the Paul Smith Spectacles brand includes prescription and sun eyewear featuring the whimsical yet classic designs and attention to detail that are synonymous with one of Britain's leading fashion designers.

  Prada Group

        Under license since 2003, the Prada Group includes the following collections:

    Prada

    Prada represents the best of Italian culture and tradition. It is one of the most innovative, prestigious and widely recognized brands in the fashion and luxury goods industries, with a keen attention to detail and new trends. The Prada eyewear collection reflects this approach with unmistakable style, refined elegance and uncompromising quality.

    The Prada collection also includes the Prada Linea Rossa line, which is inspired by the world of luxury sports to convey an everyday casual yet sophisticated style.

    Miu Miu

    The Miu Miu eyewear collection was launched with brand-new luxury positioning in 2011 to align it with the brand's other product categories. Miu Miu, which reflects the essence of Miuccia Prada, is a brand for fashion forward women who aspire to a more avant-garde and sophisticated lifestyle.

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

    Ralph

    Fresh and romantic, Ralph is the epitome of fashion for young women. Ralph eyewear is a more accessible expression of Ralph Lauren's spirit. Featuring both the latest looks and trends in vibrant colors, as well as classic looks, Ralph is all about young, fun, feminine style.

  Starck Eyes

        Starck Eyes joined our portfolio as part of the Alain Mikli acquisition in 2013. Philippe Starck and Alain Mikli pooled their skills to create the Starck Eyes collection in 1996. This line marked a technological revolution: the "Biolink," a screwless hinge modeled after the human clavicle, which allows a full 360-degree movement for increased comfort and durability: Biomechanics in the service of vision.

  Tiffany & Co.

        Founded in 1837 in New York City, Tiffany & Co., has a rich heritage filled with celebrated events, artists and milestones that live on today in legendary style. Luxottica was the first company licensed to produce Tiffany & Co.'s eyewear collection, which takes inspiration from the most iconic jewelry collection, celebrating stunning originality and enduring beauty. The first collection was launched in 2008.

  Tory Burch

        Tory Burch is an American attainable luxury lifestyle brand that embodies the unique sense of style of its chairman, CEO and designer, Tory Burch. Launched in 2004 with her now iconic Reva ballet flats and the tunic, the brand has expanded into accessories, apparel and beauty. Known for her bohemian preppy, aesthetic, Tory Burch expanded into eyewear with Luxottica in 2009. Her bold use of color, graphic prints and eclectic detailing are all signatures of the brand.

  Versace

        Versace is a prestigious fashion and lifestyle brand, a symbol of Italian luxury worldwide. It is designed for men and women who desire a modern and contemporary style that combines sophistication and sex appeal. The eyewear collection, under license since 2003, bears the distinctive visual details that the fashion house is known for.

MANUFACTURING

Plants and Facilities

        In 2015, our manufacturing facilities located in Italy, China, India, the United States and Brazil produced a combined total of approximately 93 million prescription frames and sunglasses. Ongoing research, development and innovation has allowed us to strengthen our manufacturing processes, increase our capacity at each of our facilities and improve the overall quality of our products. Automation is also key in boosting the efficiency of our production.

        Our manufacturing footprint includes six facilities located in Italy, the center of our luxury eyewear production, all of which combine the tradition of Italian craftsmanship with the speed and efficiency of modern automation. These factories represent 41% of our global production output. Five facilities are located in northeastern Italy, where most of the country's eyewear industry is based, and one is located near Turin.

        Three manufacturing facilities in China and a small plant in India collectively represent another 45% of our total production output. From 1997 to 2001, we operated the Dongguan plant in China's Guangdong province through our 50%-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner. In 2001, Luxottica acquired the remaining 50% interest and, in 2006, we further increased manufacturing capacity in China through the construction of a new facility. In 2010, our Tristar facility started producing plastic sun lenses to be paired with frames manufactured in the same location. In 2013, Luxottica integrated a new state-of-the-art plant, primarily dedicated to frame details and decorations.

        The Foothill Ranch facility in California manufactures high-performance sunglasses and prescription frames and lenses and assembles most of Oakley's eyewear products. Oakley apparel, footwear, watches and certain goggles are produced by third-party manufacturers.

        In 2012, we acquired the manufacturing facility in Campinas, Brazil, which produces both plastic and metal frames for the local market. In September 2012, we launched the first locally designed and produced Vogue Eyewear collection for Brazil, followed by select Ray-Ban, Arnette, Oakley and Armani Exchange collections. In 2015, the Campinas plant produced approximately 50% of the eyewear sold by Luxottica in the Brazilian market.

        Over the years, we have progressively diversified our technology mix from traditional metal, plastic injection and acetate slabs to include aluminum, wood, die casting, fabrics and LiteForce material. This technology shift has reduced the weight of metal-based frames from 44% of total production output in 2010 to less than 30% in 2015.

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

        We purchase a substantial majority of raw materials in Europe and Asia and, to a lesser extent, in the United States. In addition, we use external suppliers for frames, lenses, eyewear cases, packaging materials, machinery and equipment, and for some logistic services. We also rely on outside suppliers for the production of Oakley apparel, footwear and accessories.

        Although, historically, prices of the raw materials used in our manufacturing process have been stable, in 2015, we continued to utilize a process to hedge the risk of price fluctuations for gold and palladium, in order to minimize the related impact. In November 2014, we entered into a jet fuel commodity swap transaction to hedge the risk of price fluctuations associated with fuel costs incurred in connection with our distribution operations. Regarding other raw materials and components used in our manufacturing process, we negotiate prices directly with our suppliers.

        We have continued to build strong relationships with our major strategic suppliers. In 2015, we continued to monitor the risk management initiatives in our purchasing function to identify potential risks (impact and probability) and implemented mitigation plans if not already in place. With most suppliers, we maintain agreements that prohibit disclosure of our proprietary information or technology to third parties. Although our Oakley subsidiary relies on outside suppliers for most of the specific molded components of its glasses and goggles, it generally retains ownership of the molds used in the production of the components. Most of the components used in our products can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, we have strengthened the in-house injection molding capability for sunglass lenses and built new ones utilizing crystal lenses.

        Essilor International ("Essilor") is one of the largest suppliers of our global retail operations, accounting for a significant portion of total North America retail lens merchandise purchases and related processing costs in 2015. We have entered into a number of long-term contracts with Essilor governing new products and services and have additional agreements directly with lens casters to ensure that we maintain adequate access to suppliers. Luxottica Retail North America Inc. ("Luxottica Retail N.A.") has long-term contracts with Essilor to finance, use and service anti-reflective equipment installed at selected LensCrafters in-store labs. In addition, EyeMed has a contract with Essilor to procure lab services for certain independent opticians, ophthalmologists and optometrists. We have not experienced any significant interruptions in our sourcing of supplies and we believe that the loss of Essilor or any of our other suppliers would not have a significant long-term impact on our operations.

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

Quality Control

        The satisfaction of wholesale clients and retail consumers is one of Luxottica's primary objectives. At Luxottica, achieving this objective depends on the continuous improvement of every phase of the production and distribution cycles. While increasing production capacity in both developed and emerging countries, we are pursuing a crucial goal: delivering the same "Made in Luxottica" quality everywhere in the world.

        Regardless of location, a single quality system is applied to product development, procurement, distribution, operational analysis and uniform and measurable performance management in the plants.

        We manufacture products of the highest quality. Most of the equipment that we use is specially designed and adapted for our manufacturing processes. This facilitates a rapid response to customer demand and observance of strict quality control standards. The teams regularly inspect semi-finished products, verifying the feasibility of prototypes in the design phase, controlling standards in both the product development and production phases, subsequently checking for resistance to wear and tear and reviewing optical properties in relation to type of use. The manufacturing processes and materials used by primary suppliers are also controlled and certified.

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

        To assure our quality standards worldwide and the right support for quality improvement, we have four main labs in Italy, China, Brazil and the United States. Each lab is responsible for establishing and maintaining the quality standards in the region where it is located and supports activities in engineering, production and market feedback management. All of our labs conduct the same tests using the same equipment and procedures, which are developed and approved in the central Italian lab.

        In 2014, our Italian, Chinese and U.S. manufacturing facilities were granted accreditation by the American Association for Laboratory Accreditation (A2LA) for performing ISO 8624 and ISO 12870 tests on eyewear. The A2LA accreditation program provides formal recognition of the technical competence and quality management utilized in performing these specific tests. Every year, we enhance the performance criteria used in our standards tests and introduce new requirements. As a result, the return rate for defective merchandise manufactured by us has remained stable at approximately 1% in 2015.

DISTRIBUTION

        Luxottica's global distribution network, including retail chains and a wholesale network of third-party stores, is one of our core strengths. It extends to both developed and emerging markets, where we have made substantial investments over the last few years. Our efficient distribution network makes it possible to maintain close contact with customers while maximizing the visibility of our brand portfolio. In addition, our experience in the retail business has given us a unique understanding of consumer needs and tastes in key countries. All of this helps us to achieve tighter control over and strategic optimization of brand diffusion, for both proprietary and licensed brands. The Group continues to explore and invest in new channels of distribution, such as department stores, travel retail and e-commerce.

Our Principal Markets

        The following table presents our net sales by geographic market for the periods indicated:

	Year Ended December 31,
(Amounts in thousands of Euro)	2015	2014	2013

European Retail	264,504	211,818	170,000
European Wholesale	1,360,782	1,295,283	1,272,789
North America Retail	4,097,272	3,445,481	3,360,783
North America Wholesale	1,053,906	841,290	763,000
Asia-Pacific Retail	659,554	616,998	618,180
Asia-Pacific Wholesale	518,369	432,910	386,365
Latam Retail(*)	193,798	155,583	146,012
Latam Wholesale(*)	349,185	350,428	324,228
Other Retail	28,904	28,679	26,339
Other Wholesale	310,301	273,847	244,914

Total	8,836,578	7,652,317	7,312,611

(*)
Latam consists of countries in the Latin American region, primarily Brazil, Argentina, Ecuador, Mexico, Peru, Chile and Colombia.

Logistics

        Our distribution system, which serves both the retail and wholesale businesses, is globally integrated and fed by a centralized manufacturing platform. The network linking the logistics and sales centers to the production facilities in Italy, China, the United States and Brazil provides daily monitoring of global sales performance and inventory levels to meet local market demand. This system, comprised of 18 distribution centers with 11 in the Americas, five in Asia-Pacific and two in Europe, is one of the most advanced and efficient in the industry and allows the Group to reduce worldwide logistics lead time year after year.

        There are four main distribution centers (hubs) in strategic locations serving our major markets: Sedico (Italy), Atlanta, Georgia (United States), Dongguan (China) and Jundiaí (Brazil). They operate as centralized facilities incorporating a highly automated order management system, servicing other Group distribution centers or, in some markets, shipping products directly to customers, thereby further reducing delivery times and keeping stock levels low.

        The Sedico hub was opened in 2001 and is one of the most technically advanced in the industry. In 2015, it managed approximately 20,000 orders per day, including eyeglasses and spare parts. Sedico ships approximately 235,000 units daily to customers in Europe, the Middle East, Africa, select U.S. markets and to the Group's distribution centers in the rest of the world, where they are then delivered to local customers. In addition, Sedico manages customized services, such as Ray-Ban Remix, providing direct global deliveries of these products.

        The Atlanta facility, opened in 1996, has consolidated several North America based facilities into a single state-of-the-art distribution center, which is located close to one of the major airport hubs of the United States. It serves both our retail and wholesale businesses in the North American market. This facility manages up to 150,000 units per day.

        The Dongguan hub was opened in 2006 and manages an average of 190,000 units per day. The growth in the Asia-Pacific region has made this hub a strategic part of the Group's distribution network. We continue to invest in ways to improve services and increase capacity in order to create even greater efficiencies in the region.

        In 2013, the Group opened a distribution center in Jundiaí, Brazil, close to São Paulo, which offers targeted distribution services to customers and serves the local market.

Wholesale Distribution

        Our wholesale distribution network covers more than 150 countries, with over 50 commercial subsidiaries in major markets and approximately 100 independent distributors in other less developed markets. Wholesale customers are mostly retailers of mid to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers, department stores, duty-free shops and online retailers. Certain brands, including Oakley, also are distributed to sporting goods stores and specialty sports locations.

        In addition to giving wholesale customers access to some of the most popular brands and models, we provide them with pre- and post-sale services to enhance their business and maintain close contact with distributors in order to monitor sales and the quality of the points of sale.

        In 2002, we introduced the STARS (Superior Turn Automatic Replenishment System) program within our wholesale segment that leverages our knowledge of local markets and brands to deliver fresh, high-turnover products to customers and maintain optimal inventory levels at each point of sale. Strengthening the partnership between Luxottica and its customers, this program directly manages product selection activities, assortment planning and automatic replenishment of our products in the store, utilizing ad hoc systems, tools and state-of-the-art planning techniques. At the end of 2015, STARS served approximately 6,300 stores in the major European markets, the United States, the Middle East and emerging markets.

Retail Distribution

        With a strong portfolio of retail brands, we are well positioned to serve every segment of the market with a variety of differentiation points, including the latest in designer and high-performance frames, advanced lens options, advanced eye care, everyday value and high-quality vision care health benefits.

        As of March 31, 2016, our retail business consisted of 6,539 corporate stores and 696 franchised locations as follows:

					Africa and Middle East
	North America	Asia- Pacific	China / Hong Kong
				Europe		Latam	Total

LensCrafters	926	—	287	—	—	—	1,213
Pearle Vision	112	—	—	—	—	—	112
Sunglass Hut(1)	1,874	302	43	367	137	283	3,006
Oakley retail locations(2)	176	32	—	10	—	—	218
Sears Optical	619	—	—	—	—	—	619
Target Optical	389	—	—	—	—	—	389
OPSM	—	308	—	—	—	—	308
Laubman & Pank	—	25	—	—	—	—	25
David Clulow(3)	—	—	—	115	—	—	115
GMO(4)	—	—	—	—	—	482	482
Oliver Peoples Group(5)	41	9	—	2	—	—	52
Franchised locations(6)	421	202	—	3	58	12	696

Total	4,558	878	330	497	195	777	7,235

(1)
Includes Apex in North America.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
Includes David Clulow joint venture stores.

(4)
Includes Econópticas.

(5)
Includes ILORI, The Optical Shop of Aspen, Oliver Peoples and Alain Mikli following a reorganization of the Group's luxury retail stores.

(6)
Includes franchised locations for Pearle Vision, Sunglass Hut, Oakley "O" Stores and Vaults, OPSM, Laubman & Pank, Oliver Peoples and Alain Mikli.

        Our retail stores sell not only prescription frames and sunglasses that we manufacture but also a wide range of frames, lenses and ophthalmic products manufactured by other companies. In 2015, net sales from our proprietary and licensed brands represented approximately 89% of the total net sales of frames by the retail distribution segment (approximately 89% in 2014).

  LensCrafters

        Founded in 1983, LensCrafters pioneered a revolutionary concept to combine eye care, eyewear and onsite labs to craft glasses in about an hour. Today, LensCrafters is the largest optical retailer in North America in terms of sales.

        Most LensCrafters stores are located in high-traffic commercial malls and shopping centers. A wide selection of premium prescription frames, sunglasses and high-quality lenses and optical products made by Luxottica and other suppliers are available in most locations. Each location has an experienced doctor, either an independent or an employed doctor of optometry, who is focused on building patient relationships. Most LensCrafters stores also have a fully equipped, state-of-the-art lens laboratory with the ability to craft, surface, finish and fit lenses in about one hour.

        As part of its underlying commitment to customer satisfaction and industry innovation, LensCrafters has made significant investments in technology including the AccuFit Digital Measurement™ , which provides a lens fit with five times greater precision than traditional methods. The majority of in-store labs offer the anti-reflective coating capability supporting the "one hour service" concept. LensCrafters continues its in-store digital transformation with associate iPads to enhance the customer's omnichannel experience, and a digital eye exam experience with AccuExam in certain locations.

        In 2006, Luxottica began to expand the LensCrafters brand in China by acquiring and then rebranding local retail chains in Beijing, Shanghai, Guangdong and Hong Kong. As of March 31, 2016, we operated a retail network of 1,213 LensCrafters stores, of which 926 stores are in North America and 287 stores are in China and Hong Kong.

        In 2015, Luxottica expanded its relationship with Macy's with an agreement to open up to 500 LensCrafters stores in Macy's locations in the United States by 2018. The Group is also rolling out a new global design format aimed at creating a more modern and engaging experience for consumers. The first newly designed and Macy's locations will be opened in 2016.

  Pearle Vision

        Acquired by Luxottica in 2004, Pearle Vision is one of the largest franchised optical retailers in North America. Built around the neighborhood doctor, Pearle Vision allows local business operators to provide genuine eye care to their patients with the support and resources of the Pearle Vision brand.

        As of March 31, 2016, Pearle Vision operated 112 corporate stores and had 420 franchise locations throughout North America.

  Sears Optical and Target Optical

        With the acquisition of Cole National in 2004, Sears Optical and Target Optical, both licensed brands operating within their host stores, became part of the Luxottica retail network. The two brands, each with their own marketing positions within Luxottica, offer consumers the convenience of taking care of their optical needs while shopping at their preferred retailers. As of March 31, 2016, Luxottica operated 619 Sears Optical and 389 Target Optical locations throughout North America.

  OPSM

        OPSM is a leading eye care and eyewear retailer in Australia and New Zealand, with more than 80 years of history. Through its world-class technology and exceptional service, OPSM's goal is to raise the standard of eye health and eye care. In addition to its eye care services, OPSM is renowned for its range of optical frames and sunglasses from international brands.

        As of March 31, 2016, Luxottica operated 265 corporate-owned stores and 64 franchise locations throughout Australia. OPSM also has 43 corporate-owned stores in New Zealand and seven franchise locations, mainly in large urban areas.

  Laubman & Pank

        Laubman & Pank is renowned for high quality eye care and personalized service in regional Australian markets. As of March 31, 2016, Luxottica owned 25 stores and there were 22 franchise locations throughout Australia.

  GMO

        GMO, an optical market leader in Latin America, became a part of Luxottica Group in July 2011, following the acquisition of Multiópticas Internacional. Since its beginning in the late 1990s, GMO has developed a reputation for optical retail excellence among consumers in Chile, Peru, Ecuador and Colombia with its strong Opticas GMO and Econópticas retail brands. As of March 31, 2016, Luxottica operated 376 Opticas GMO stores and 106 Econópticas stores.

  EyeMed Vision Care

        EyeMed Vision Care is the second largest vision benefits company in the United States in terms of managed care membership, servicing approximately 39 million members in large and medium-sized companies as well as government entities. EyeMed members are enrolled through employer-sponsored benefits sold directly by EyeMed or bundled with benefits offered by insurance companies. EyeMed offers the largest network of eyecare providers in the United States, including a diverse range of independent practitioners and retail locations, including Luxottica optical retail locations.

  Lens Laboratories

        In addition to over 900 in-store LensCrafters labs, we operate three central lens surfacing and finishing labs in North America and an additional lab based in China. Leveraging the combined network capabilities, Luxottica reduces the time and cost to surface and finish lenses while improving the quality of service. The central laboratories use state-of-the-art technologies to meet growing demand and serve all of our North American optical retail stores.

        In addition, we operate Oakley optical lens laboratories in the United States and Japan. These labs provide Oakley prescription lenses to North America, Latin America, Europe and Asia, enabling them to achieve expeditious delivery, better quality control and higher optical standards.

        Most of the Australian laboratory needs are provided by the Eyebiz Laboratory, a joint venture between Luxottica and Essilor that was formed in February 2010.

  Sunglass Hut

        Founded in 1971 as a small kiosk in a Miami mall, Sunglass Hut has grown into one of the world's leading destinations for the most sought-after high-quality and performance sunglass brands. Stores can be found in fashionable shopping districts across the globe, from the Americas, Europe and the Middle East to Australia, South Africa, Hong Kong and beyond, providing consumers with a fun, highly engaging shopping experience.

        Sunglass Hut has been expanding its presence in developed markets and emerging markets, including Brazil, Mexico, Chile and India, while making its mark in Asia, with new openings in Malaysia, Indonesia, mainland China and Thailand. Sunglass Hut offers a consistent and connected experience across all customer touchpoints including online, in-store, social and mobile, and utilizes in-store digital tools to access an "endless aisle" assortment in every store location. As part of this strategy, the brand is investing in the digitalization of the "in-store" shopping experience, particularly in North America, Brazil, the United Kingdom and Australia.

        As of March 31, 2016, Sunglass Hut operated a retail network of 3,125 stores worldwide, including 3,006 corporate stores across North America, Asia-Pacific, Europe, South Africa and Latin America and 119 franchise locations in North America, India and the Middle East.

  ILORI

        ILORI is Luxottica's luxury sun retail brand, with 16 stores in North America as of March 31, 2016, including flagship stores in SoHo, New York City and Beverly Hills, California. ILORI caters to elite clientele, offering highly personalized service and exclusive brands and collections.

  The Optical Shop of Aspen

        Founded in the 1970s, The Optical Shop of Aspen is known in the eyewear industry for its luxury prescription and sun eyewear and its first-class customer service. As of March 31, 2016, we operated 11 stores in some of the most upscale and exclusive locations throughout the United States.

  Oliver Peoples

        We operate 16 luxury retail stores under the Oliver Peoples name, which sell Oliver Peoples branded products exclusively. As of March 31, 2016, four Oliver Peoples retail locations are operated under license in Tokyo and Los Angeles.

  Alain Mikli

        We operate 14 luxury retail stores under the Alain Mikli brand of which two are franchised. The stores are located in the most cosmopolitan cities worldwide.

  David Clulow

        We operate David Clulow, a premium optical retailer in the United Kingdom and Ireland. The brand emphasizes service, quality and fashion. Its targeted marketing reinforces these brand values and builds long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of designer sunglass concessions in up-market department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2016, David Clulow operated 41 corporate owned locations (including three joint ventures), one franchise locations and 74 sun stores/concessions.

  Oakley "O" Stores and Vaults

        As of March 31, 2016, we operated 274 Oakley "O" Stores and Vaults worldwide (including 56 franchise locations), offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley "O" Stores are in major shopping centers. Outside of the United States, Oakley's retail operations are also located in Mexico, Europe and the Asia-Pacific region.

  E-commerce

        Our Oakley, Ray-Ban and Sunglass Hut e-commerce websites serve as important sales channels that complement Luxottica's retail operations and international distribution. The websites drive brand awareness and allow consumers to purchase products efficiently, extending superior customer service into the digital space.

        Ray-Ban.com was launched in the United States in 2009 and is the place to go for a premium Ray-Ban assortment, exclusive services and a customer experience that is unique to the brand. The path of international e-commerce expansion for the Ray-Ban brand is closely tied to Ray-Ban Remix, the online customization service, which was initially launched in Europe in 2013. The success of the service led to Remix launches in the United States, Canada and China in 2014. In 2015, Remix was launched in Australia, Brazil, Japan and Hong Kong. Currently, Ray-Ban.com operates in 24 countries.

        Oakley.com provides an e-commerce channel across multiple markets including the United States, Canada, Australia, Japan and 16 countries in Europe. Its online custom eyewear experience gives Oakley fans the ability to customize their favorite models from Jawbreaker to Frogskins, selecting frame color, lens tint, personalized etching and other features.

        Launched in 2008, SunglassHut.com has become the digital destination for consumers looking to find the latest trends and hottest products in premium sunglasses. In 2014, the United Kingdom and Brazil joined the United States, Canada and Australia in offering online shopping on its local Sunglass Hut websites, with New Zealand added in 2015. Additionally, Sunglass Hut redesigned its mobile and desktop sites across all countries to enhance customer experiences, storytelling and business performance.

        Acquired in 2014, glasses.com continues to serve as an innovation lab focused on improving the eyewear e-commerce experience for consumers and patients and lending its capabilities to Luxottica's other retail brands.

        We plan to bring our e-commerce strategy to additional markets as the business matures. For example, we formed strategic partnerships in China to open both Ray-Ban and "O" stores within Tmall, the world's largest local online mall.

MARKETING

        Our marketing and advertising activities are designed primarily to enhance our image and our brand portfolio and to drive traffic into our retail locations.

        Advertising expenses amounted to approximately 6.7% of our net sales in each of 2015 and 2014.

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

ANTI-COUNTERFEITING POLICY

        Intellectual property is one of our most important assets and is protected through the registration and enforcement of our trademarks and patents around the world. Our commitment is demonstrated through on-going anti-counterfeiting activities. Trademarks and products from market leaders are increasingly copied and the implementation of a strong anti-counterfeiting program that leverages Luxottica's global organization allows us to maintain the equity of our authorized distribution network and send a strong message to infringers that we will vigorously work to protect our intellectual property. Through a strong investigative network, especially in China, we have been able to identify key sources of counterfeit goods, to assist local law enforcement in investigating these sources and, when applicable, to file legal actions against the counterfeiters.

        Additionally, we continue to consolidate and strengthen our cooperation with customs organizations around the world, which helps to stop, seize and destroy hundreds of thousands of counterfeit goods each year. We are a member of the major global anti-counterfeiting organizations including the International AntiCounterfeiting Coalition (IACC) and the International Trademark Association (INTA).

        We dedicate considerable efforts to monitoring the trafficking of counterfeit goods through the internet, and work actively to remove counterfeit eyewear from certain popular online auction platforms and shut down the websites that violate our intellectual property rights through the sale of counterfeit products or the unauthorized use of our trademarks.

TRADEMARKS, TRADE NAMES AND PATENTS

        Our principal trademarks or trade names include Luxottica, Ray-Ban, Oliver Peoples, Oakley, Persol, Vogue, Arnette, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank and the Oakley ellipsoid "O" and square "O" logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision, OPSM and the Oakley ellipsoid "O" and square "O" logos, we do not believe that any single trademark or trade name is material to our business or results of operations. The collection of Oakley and Ray-Ban products accounted for 11.3% and 26.8%, respectively, of our net sales in 2015. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products, identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of logos, names and other distinctive elements on nearly all of our products.

        We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products. As of March 31, 2016, we held a portfolio of over 800 (mostly Oakley-related) patents worldwide that protect our designs and innovations.

        The design patents largely protect the distinctive designs of Oakley's innovative products, including its sunglasses, goggles, prescription eyewear, watches and footwear. Some of the most important utility patents relate to the following categories: innovations in lens technology and the associated optical advances; electronically enabled eyewear; innovations in frame design and functionality and interchangeable lenses.

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

        The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration

Giorgio Armani S.p.A.	Giorgio Armani Emporio Armani A/X Armani Exchange	Worldwide exclusive license	December 31, 2022
Brooks Brothers Group, Inc.*	Brooks Brothers	Worldwide exclusive license	December 31, 2019
Burberry Limited	Burberry Burberry Check Equestrian Knight Device Burberry Black Label**	Worldwide exclusive license	December 31, 2025
Bulgari S.p.A.	Bulgari	Worldwide exclusive license	December 31, 2020

Licensor	Licensed Marks	Territory	Expiration

Chanel Group	Chanel

Argentina, Antigua, Aruba, Australia, Austria, Bahamas, Bahrain, Barbados, Belgium, Bermuda, Bolivia, Brazil, Canada, Chile, Colombia, Costa Rica, Croatia, Curaçao, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Finland, France, Germany, Grand Cayman, Greece, Guatemala, Haiti, Honduras, Hong Kong, India, Indonesia, Ireland, Israel, Italy, Jamaica, Japan, Kuwait, Lebanon, Luxemburg, Malaysia, Mexico, Monaco, Morocco, Netherlands, New Zealand, Nicaragua, Norway, Panama, Paraguay, Perú, Poland, Portugal, Qatar, Russia, Sint Maarten (Dutch part), Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Trinidad, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States of America, Uruguay and Venezuela.

December 31, 2018 (renewable until December 31, 2020)
Coach, Inc.	Coach Poppy Coach Reed Krakoff	Worldwide exclusive license	June 30, 2016 (renewable until June 30, 2024)
Dolce & Gabbana S.r.l.	Dolce & Gabbana	Worldwide exclusive license	December 31, 2025
Donna Karan Studio LLC	DKNY	Worldwide exclusive license	June 30, 2016
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2022
Michael Kors Group	Michael Kors Michael Michael Kors	Worldwide exclusive license	December 31, 2024
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2023)
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2025
PHS General Design SA	Starck Eyes	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2023)

Licensor	Licensed Marks	Territory	Expiration

PRL USA Inc. The Polo/Lauren Company LP	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RLX RL Ralph Ralph/Ralph Lauren Lauren by Ralph Lauren Polo Jeans Company The Representation of the Polo Player Chaps**	Worldwide exclusive license	March 31, 2017
Tiffany and Company	TIFFANY & CO. Tiffany	Worldwide exclusive license	December 31, 2017
Tory Burch LLC	Tory Burch TT	Worldwide exclusive license	December 31, 2019 (renewable until December 31, 2024)

*
Brooks Brothers Group, Inc. is indirectly owned and controlled by a former director and a son of our Executive Chairman.

**
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

        The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglass companies in various local markets. The major competitive factors include fashion trends, brand recognition, marketing strategies, distribution channels and the number and range of products offered. We believe that some of our largest competitors in the design, manufacturing and wholesale distribution of prescription frames and sunglasses are De Rigo S.p.A., Kering Eyewear S.p.A., Marchon Eyewear, Inc., Marcolin S.p.A., Safilo Group S.p.A., Silhouette International, Schmied AG and Maui Jim, Inc.

        Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our retail distribution segment. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as the popularity and market acceptance of our brands. See Item 3—"Key Information—Risk Factors—If we are unable to successfully introduce new products and develop our brands, our future sales and operating performance may suffer" and "—If we fail to maintain an efficient distribution and production network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer."

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

        The managed vision care market in North America is highly competitive. EyeMed has a number of competitors, including Vision Service Plan ("VSP"), Davis Vision and Spectera. While VSP was founded over 60 years ago and is the current market leader, EyeMed's consistent year-over-year growth has enabled us to become the second largest market competitor in terms of funded lives. EyeMed competes based on its ability to offer a network and plan design with the goal of delivering overall value based on the price, accessibility and administrative services provided to clients and their members.

SEASONALITY

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 55.85% and 55.7% of our sales in 2015 and 2014, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Our retail fiscal year historically has been either a 53-week year or a 52-week year, which also can affect the comparability of our results from period to period. When a 53-week year occurred, we generally added the extra week to the fourth quarter. A 53-week year occurs in five- to six-year intervals and last occurred in fiscal 2014 in North America, the United Kingdom, Europe and South Africa. In 2015, the retail subsidiaries of the Group that did not previously report on a calendar-year basis modified their respective reporting calendars in order to align with those of Luxottica Group S.p.A. and other subsidiaries in the consolidated Group that report on a calendar-year basis. Had such retail subsidiaries of the Group continued to use a 52/53-week calendar in 2015, there would not have been a material impact on the consolidated results of the Group.

ORGANIZATIONAL STRUCTURE

        We are a holding company, and the majority of our operations are conducted through our wholly-owned subsidiaries. We operate in two segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, the retail licensed brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through 12 manufacturing plants and approximately 50 geographically oriented wholesale distribution subsidiaries. See "—Distribution" for a breakdown of the geographic regions. The significant subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

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

PROPERTY, PLANT AND EQUIPMENT

        Our corporate headquarters is located at Piazzale L. Cadorna 3, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of March 31, 2016 is set forth below:

			Approximate Area in Square Feet
		Owned/ Leased
Location	Use

Milan, Italy	Corporate headquarters	Leased	174,875
Milan, Italy	Offices (former corporate headquarters)	Owned	115,716
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	937,625
Mason (Ohio), United States	North American retail headquarters	Owned	415,776
Atlanta (Georgia), United States(2)	North American distribution center	Owned	183,521
Jurupa Valley (California), United States	Oakley distribution center	Leased	353,361
Campinas, Brazil	Manufacturing and research facility, administrative offices and related space	Leased	484,391
Port Washington (New York), United States	U.S. corporate headquarters and wholesale	Leased	35,000
Foothill Ranch (California), United States(3)	Oakley headquarters, manufacturing facility and ophthalmic laboratory	Owned	791,247
Ontario (California), United States	Oakley eyewear, apparel and footwear distribution center	Leased	289,940
Atlanta (Georgia), United States	After sales service center	Leased	30,230
Macquarie Park, Australia	Offices	Leased	43,572
Revesby, Australia	Distribution center	Leased	61,054
Cincinnati (Ohio), United States	Warehouse, distribution center	Leased	96,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
St. Albans (Hertfordshire), United Kingdom	Offices	Leased	15,600
Dongguan, China(1)(4)	Office, manufacturing facility, land and dormitories	Leased	4,631,256
Shanghai, China(5)	Offices	Leased	52,206
Bhiwadi, India(6)	Manufacturing facility, administrative offices	Leased	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,312
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)(7)	Frame manufacturing facility	Owned	188,730
Sedico, Italy(1)	Frame manufacturing facility	Owned	346,695
Izmir, Turkey	Turkish headquarters, offices and warehouse facility	Leased	90,416
Santiago, Chile	Offices, warehouse, finishing lab	Leased	41,484
São Paulo, Brazil	Administrative offices	Leased	51,010
Jundiaí, Brazil	Distribution center	Leased	81,698
Manhattan (New York), United States	Offices	Leased	14,406

(1)
Facility is comprised of several different premises located within the same municipality.

(2)
In January 2016, the Company commenced construction of a new building in Atlanta, Georgia on property adjacent to the existing distribution center. Upon completion, this building will consist of approximately 700,000 square feet on three levels and will be utilized for frame distribution and lens manufacturing and as administrative offices.

(3)
Facility is comprised of several different premises located in Foothill Ranch and Lake Forest, California, United States. A portion of the premises (254,347 square feet) are leased.

(4)
Facility consists of 1,436,850 square feet dedicated to offices and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years beginning in 2004. A new distribution center is under construction in Dongguan to expand our distribution capacity.

(5)
Facility is comprised of three different premises located within the same municipality. The office lease of Luxottica (China) Investment Co. Ltd. is subject to a mortgage.

(6)
We have leased such facility for 99 years beginning in 1989.

(7)
25,963 square feet of this facility are leased.

        A substantial number of our retail stores are leased. See "—Distribution—Retail Distribution" above for more information about our retail locations and a breakdown of geographic regions. All of our retail store leases expire between 2015 and 2026 and have terms that we believe are generally reasonable and reflective of market conditions.

        We believe that our current facilities (including our manufacturing facilities) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

RECENT DEVELOPMENTS

        On January 29, 2016, Mr. Adil Mehboob-Khan departed from the Board of Directors and as the Group's CEO for Markets and, effective February 29, 2016, from his other administrative roles with the Group. In connection with his termination, Luxottica paid Mr. Mehboob-Khan Euro 6.8 million in addition to severance pay linked to the termination of his employment relationship. In addition, Luxottica paid Mr. Mehboob-Khan Euro 0.2 million in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. No sums were awarded in connection with Mr. Mehboob-Khan's termination from the position of director and CEO for Markets. At the same time, the Board of Directors approved the assignment of responsibility for Markets, a role formerly held by Mr. Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Mr. Massimo Vian continues in his role as CEO for Product and Operations.

        On February 23, 2016, the Company and Maison Valentino signed a new and exclusive eyewear license agreement for the design, manufacture and worldwide distribution of Valentino eyewear. The ten-year term of the agreement will begin in January 2017. The first collection under the agreement will be available in 2017.

        On March 1, 2016, the Board of Directors co-opted Mr. Francesco Milleri as a director with deputy functions to assist the Executive Chairman with the exercise of his duties. The Board has granted Mr. Milleri deputy and substitute powers to be exercised upon specific request and authorization of the Executive Chairman under his coordination and responsibility. Mr. Milleri will remain in office until the stockholder's meeting convened to approve the 2015 financial statements. The Board of Directors has proposed that the stockholders confirm Mr. Milleri as a director until the approval of the Company's financial statements for the fiscal year ending on December 31, 2017. This nomination will be submitted to the stockholders of the Company at the meeting of stockholders to be held on April 29, 2016.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

        We operate in two segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary brand and designer lines of mid-to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate in our retail segment principally through our retail brands, which include LensCrafters, Sunglass Hut (including those in host stores), Pearle Vision, ILORI, The Optical Shop of Aspen, GMO, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow and our retail licensed brands (Sears Optical and Target Optical). As of December 31, 2015, Luxottica's retail business consisted of 7,265 stores as follows:

			China/ Hong Kong		Africa and Middle East
	North America	Asia- Pacific
				Europe		Latam	Total

LensCrafters	933	—	289	—	—	—	1,222
Pearle Vision	118	—	—	—	—	—	118
Sunglass Hut(1)	1,923	298	42	358	140	279	3,040
ILORI and The Optical Shop of Aspen	28	—	—	—	—	—	28
Oakley retail locations(2)	178	32	—	9	—	—	219
Sears Optical	623	—	—	—	—	—	623
Target Optical	390	—	—	—	—	—	390
OPSM	—	309	—	—	—	—	309
Laubman & Pank	—	24	—	—	—	—	24
David Clulow(3)	—	—	—	115	—	—	115
GMO(4)	—	—	—	—	—	476	476
Oliver Peoples	9	—	—	—	—	—	9
Alain Mikli	2	9	3	2	—	—	16
Franchised locations(5)	424	182	—	6	55	9	676

Total	4,628	854	334	490	195	764	7,265

(1)
Includes Apex in North America.

(2)
Includes Oakley "O" Stores and Vaults.

(3)
Includes David Clulow joint venture stores.

(4)
Includes Econópticas.

(5)
Includes franchised locations for Pearle Vision, Sunglass Hut, Oakley "O" Stores and Vaults, OPSM, Laubman & Pank, Oliver Peoples and Alain Mikli.

        LensCrafters, ILORI, Pearle Vision, our retail licensed brands (Sears Optical and Target Optical), Oakley (Oakley "O" Stores and Vaults), Sunglass Icon, The Optical Shop of Aspen and Oliver Peoples have retail distribution operations located throughout the United States, Canada and Puerto Rico, while OPSM and Laubman & Pank operate retail outlets located in Australia and New Zealand. Sunglass Hut is a leading retailer of sunglasses worldwide based on sales in Euro. In 2006, we began operating retail locations in mainland China and currently we have rebranded the acquired stores to our premium

LensCrafters brand in mainland China and Hong Kong. In 2008, we acquired David Clulow, a premium optical, retailer operating in the United Kingdom and Ireland. In 2011, we completed our acquisition of Multiópticas Internacional. Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail distribution segment.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3—"Key Information—Risk Factors—If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer." We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher during the summer and the winter holiday season. As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3277 in 2013 to Euro 1.00 = U.S. $1.3285 in 2014 to Euro 1.00 = U.S. $1.1095 in 2015. Additionally, with the acquisition of OPSM, our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—"Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity" and Item 3—"Key Information—Risk Factors—If the U.S. dollar or the Australian dollar weakens relative to the Euro or the Chinese Yuan strengthens relative to the Euro, our profitability as a consolidated group could suffer."

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

        Also included in retail segment revenues are managed vision care revenues consisting of (i) insurance revenues which are recognized when earned over the terms of the respective contractual relationships and (ii) administrative services revenues which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships based on an estimate of uncollectible amounts. Our insurance contracts require us to estimate the potential costs and exposures over the life of the agreement such that the amount charged to the customers will cover these costs. To mitigate the exposure risk, these contracts are usually short-term in nature. However, if we do not accurately estimate the future exposure and risks associated with these contracts, we may suffer losses as we would not be able to cover our costs incurred with revenues from the customer.

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

  Inventories

        Frames manufactured by us were approximately 59.3% and 55.5% of total frame inventory as of December 31, 2015 and 2014, respectively. All inventories at December 31, 2015 were valued using the lower of cost, as determined under an average annual cost by product line method, or market. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

  Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

        In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2015, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 5.0 billion or approximately 52% of total assets.

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

        Goodwill is no longer amortized, but rather is tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years. We recorded no impairment losses in 2015, 2014 and 2013. For further details, see Note 11 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

        For a further discussion on accounting policies and estimates, see Note 1 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

RECENT ACCOUNTING PRONOUNCEMENTS

        See Note 2 to our Consolidated Financial Statements included in Item 18 of this Form 20-F for a discussion of the impact of recent accounting pronouncements on our financial condition and results of operations, including the expected dates of adoption and estimated effects on our financial position, statement of cash flows and results of operations.

OVERVIEW OF 2015 RESULTS OF OPERATIONS

        In fiscal year 2015, we achieved strong growth of net sales and a more than proportionate increase in profitability relative to sales growth, as well as a significant improvement in financial leverage. Both segments made a major contribution to our results.

        Because of our worldwide operations, our results of operations are affected by foreign exchange rate fluctuations. In 2015, the strengthening of certain currencies in which we conduct business, in particular of the U.S. dollar against the Euro, which is our reporting currency, increased net sales by Euro 857.9 million, primarily in the wholesale segment. This discussion should be read in conjunction with Item 3—"Key Information—Risk Factors" and the Consolidated Financial Statements and related notes included in Item 18.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	2015	2014	2013

Net Sales	100.0%	100.0%	100.0%
Cost of Sales	32.1	33.6	34.5
Gross Profit	67.9	66.4	65.5
Operating Expenses:
Selling and Advertising	40.0	39.4	39.2
General and Administrative	12.3	11.8	11.9
Total	52.3	51.2	51.0
Income from Operations	15.6	15.1	14.4
Other Income (Expense)—Net	(1.1)	(1.3)	(1.4)
Provision for Income Taxes	(5.3)	(5.4)	(5.6)
Net Income	9.1	8.4	7.5
Net Income Attributable to Non-Controlling Interests	0.0	0.0	0.1
Net Income Attributable to Luxottica Group Stockholders	9.1	8.4	7.4

        For additional financial information by operating segment and geographic region, see Note 5 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        Throughout the following comparison of the fiscal year ended December 31, 2015 to the fiscal year ended December 31, 2014, and of the fiscal year ended December 31, 2014 to the fiscal year ended December 31, 2013, we use certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance. For further information regarding the use of and limitations relating to such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

        In addition, comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 2015 TO THE FISCAL YEAR ENDED DECEMBER 31, 2014.

        Net Sales.    Net sales increased by Euro 1,184.3 million, or 15.5%, to Euro 8,836.5 million in 2015 from Euro 7,652.3 million in 2014. Euro 398.8 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment during 2015 as compared to 2014 and Euro 785.5 million was attributable to increased sales in the retail distribution segment during 2015 as compared to 2014. Adjusted net sales in 2015 and 2014, which include the EyeMed Adjustment (as defined below), were Euro 9,010.8 million and Euro 7,698.9 million, respectively.

        Effective July 1, 2014, adjusted net sales were impacted by the modification of terms of an EyeMed reinsurance agreement with an existing underwriter whereby the Group now assumes less reinsurance revenue and less claims expense. This modification resulted in a reduction in reinsurance revenue and claims of Euro 174.3 million and Euro 46.6 million in 2015 and 2014, respectively (the "EyeMed Adjustment"). This reinsurance agreement was further amended on January 1, 2016 in order to provide that the Group will assume more reinsurance revenue and claims expense in future periods.

        A reconciliation of adjusted net sales, a non-IFRS measure, to net sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2015	2014

Net sales	8,836.5	7,652.3
> EyeMed Adjustment	174.3	46.6

Adjusted net sales	9,010.8	7,698.9

        Net sales for the retail distribution segment increased by Euro 785.5 million, or 17.6%, to Euro 5,244.0 million in 2015 from Euro 4,458.6 million in 2014. The increase in net sales for the period was partially attributable to a 3.9% increase in comparable store sales. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 680.9 million.

        Adjusted net sales for the retail distribution segment in 2015 and 2014, which include the EyeMed Adjustment, were Euro 5,418.3 million and 4,505.1 million, respectively.

        A reconciliation of adjusted net sales for the retail distribution segment, a non-IFRS measure, to net sales of the retail distribution segment, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2015	2014

Net sales	5,244.0	4,458.6
> EyeMed Adjustment	174.3	46.6

Adjusted net sales	5,418.3	4,505.1

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 398.8 million, or 12.5%, to Euro 3,592.6 million in 2015 from Euro 3,193.8 million in 2014. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley, and certain designer brands, including Coach, Burberry and Armani. The impact on net sales of currency fluctuations, in particular the strengthening of the U.S. dollar compared to the Euro, increased net sales in the wholesale distribution segment by Euro 177.1 million.

        In 2015, net sales in the retail distribution segment accounted for approximately 59.3% of total net sales, as compared to approximately 58.3% of total net sales in 2014. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 12.5% increase in net sales for the manufacturing and wholesale distribution segment for 2015, as compared to a 17.6% increase in net sales to third parties in the retail distribution segment for 2015.

        In 2015 and 2014, net sales in our retail distribution segment in the United States and Canada comprised 78.1% and 77.3%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 0.3% to U.S. $4,590.8 million in 2015 from U.S. $4,577.3 million in 2014, due to sales volume increases. During 2015, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.9% of our total net sales in the retail distribution segment and increased by 13.2% to Euro 1,146.8 million in 2015 from Euro 1,013.1 million, or 22.7% of our total net sales in the retail distribution segment, in 2014, mainly due to an increase in consumer demand.

        In 2015, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,360.8 million, comprising 37.9% of our total net sales in this segment, compared to Euro 1,295.3 million, or 40.6% of total net sales in this segment, in 2014, increasing by Euro 65.5 million or 5.1% in 2015 as compared to 2014. The increase in net sales in Europe in 2015 compared to 2014 was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $1,169.3 million and comprised 29.3% of our total net sales in this segment in 2015, compared to U.S. $1,117.7 million, or 26.3% of total net sales in this segment, in 2014. The increase in net sales in the United States and Canada in 2015 compared to 2014 was primarily due to a general increase in consumer demand. In 2015, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 1,177.9 million, comprising 32.8% of our total net sales in this segment, compared to Euro 1,057.2 million, or 33.1% of our net sales in this segment, in 2014. The increase of Euro 120.7 million, or 11.4%, in 2015 as compared to 2014 was due to an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 260.7 million, or 10.1%, to Euro 2,835.4 million in 2015 from Euro 2,574.7 million in 2014. As a percentage of net sales, cost of sales was 32.1% and 33.6% in 2015 and 2014, respectively. The average number of frames produced daily in our facilities was approximately 346,991 and 297,000 in 2015 and 2014, respectively.

        Adjusted cost of sales was Euro 3,009.0 million and Euro 2,621.3 million in 2015 and 2014, respectively. This includes, for 2015, the EyeMed Adjustment of Euro 174.3 million and expenses of Euro 0.7 million related to the reorganization of Oakley and other minor projects and, for 2014, the EyeMed Adjustment of Euro 46.6 million.

        A reconciliation of adjusted cost of sales, a non-IFRS measure, to cost of sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Cost of sales	2,835.4	2,574.7
> EyeMed Adjustment	174.3	46.6
> Adjustment for the reorganization of Oakley and other minor projects	(0.7)	—

Adjusted cost of sales	3,009.0	2,621.3

        Gross Profit.    Our gross profit increased by Euro 923.5 million, or 18.2%, to Euro 6,001.2 million in 2015 from Euro 5,077.6 million in 2014. As a percentage of net sales, gross profit increased to 67.9% in 2015 from 66.4% in 2014 due to the factors noted above.

        Adjusted gross profit for 2015, excluding expenses of Euro 0.7 million related to the reorganization of Oakley and other minor projects, was Euro 6,001.8, or 66.6% as percentage of net sales.

        A reconciliation of adjusted gross profit, a non-IFRS measure, to gross profit, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Gross profit	6,001.2	5,077.6
> Adjustment for the reorganization of Oakley and other minor projects	0.7	—

Adjusted gross profit	6,001.8	5,077.6

        Operating Expenses.    Total operating expenses increased by Euro 704.7 million, or 18.0%, to Euro 4,624.7 million in 2015 from Euro 3,920.0 million in 2014. As a percentage of net sales, operating expenses were 52.3% in 2015 compared to 51.2% in 2014.

        Total adjusted operating expenses increased by Euro 659.0 million, or 16.9%, to Euro 4,559.0 million in 2015 from Euro 3,900.0 million in 2014, excluding, for 2015, expenses of Euro 65.7 million related to the reorganization of Oakley and other minor projects and, for 2014, non-recurring expenses of Euro 20.0 million related to the termination of the employment of the former Group CEOs. As a percentage of net sales, adjusted operating expenses decreased to 50.6% in 2015 from 50.7% in 2014.

        A reconciliation of adjusted operating expenses, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Operating expenses	4,624.7	3,920.0
> Adjustment for the employment termination of the former Group CEOs	—	(20.0)
> Adjustment for the reorganization of Oakley and other minor projects	(65.7)	—

Adjusted operating expenses	4,559.0	3,900.0

        Selling and advertising expenses (including royalty expenses) increased by Euro 523.8 million, or 17.4%, to Euro 3,537.2 million in 2015 from Euro 3,013.4 million in 2014. Selling expenses increased by Euro 426.5 million, or 18.1%, to Euro 2,778.8 million in 2015 from Euro 2,352.3 million in 2014. As a percentage of net sales, selling expenses were 31.4% and 30.7% in 2015 and 2014, respectively. Advertising expenses increased by Euro 78.6 million, or 15.4%. As a percentage of net sales, advertising expenses were 6.7% in both 2015 and 2014. Royalties increased by Euro 18.7 million, or 12.5%. As a percentage of net sales, royalty expenses were 1.9% and 2.0% in 2015 and 2014, respectively.

        Adjusted selling expenses, excluding, for 2015, expenses of Euro 5.5 million related to the reorganization of Oakley and other minor projects, were Euro 2,773.3 million as compared to selling expenses of Euro 2,352.3 million in 2014. As percentage of net sales, adjusted selling expenses were 30.8% in 2015.

        A reconciliation of adjusted selling expenses, a non-IFRS measure, to selling expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Selling expenses	2,778.8	2,352.3
> Adjustment for the reorganization of Oakley and other minor projects	(5.5)	—

Adjusted selling expenses	2,773.3	2,352.3

        General and administrative expenses, including intangible asset amortization, increased by Euro 180.9 million, or 19.9%, to Euro 1,087.5 million in 2015, as compared to Euro 906.6 million in 2014. As a percentage of net sales, general and administrative expenses were 12.3% and 11.8% in 2015 and 2014, respectively. The increase was primarily due to expenses of Euro 60.1 million relating to the reorganization of Oakley and other minor projects.

        Adjusted general and administrative expenses increased by Euro 140.8 million, or 15.9%, to Euro 1,027.4 million in 2015 as compared to Euro 886.6 million in 2014. This amount includes intangible asset amortization and excludes, in 2015, the expenses related to the reorganization of Oakley and other minor projects of Euro 60.1 million and, in 2014, the non-recurring expenses of Euro 20.0 million related to the termination of the employment of the former Group CEOs. As a percentage of net sales, adjusted general and administrative expenses decreased to 11.4% in 2015 from 11.5% in 2014.

        A reconciliation of adjusted general and administrative expenses, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

General and administrative expenses	1,087.5	906.6
> Adjustment for the employment termination of the former Group CEOs	—	(20.0)
> Adjustment for the reorganization of Oakley and other minor projects	(60.1)	—

Adjusted general and administrative expenses	1,027.4	886.6

        Income from Operations.    For the reasons described above, income from operations increased by Euro 218.8 million, or 18.9%, to Euro 1,376.4 million in 2015 from Euro 1,157.6 million in 2014. As a percentage of net sales, income from operations increased to 15.6% in 2015 from 15.1% in 2014. Adjusted income from operations increased by Euro 265.2 million, or 22.5%, to Euro 1,442.8 million in 2015 from Euro 1,177.6 million in 2014. As a percentage of net sales, adjusted income from operations increased to 16.0% in 2015 from 15.3% in 2014.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Income from operations	1,376.4	1,157.6
> Adjustment for the employment termination of the former Group CEOs	—	20.0
> Adjustment for the reorganization of Oakley and other minor projects	66.4	—

Adjusted income from operations	1,442.8	1,177.6

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (98.5) million in 2015 as compared to Euro (97.5) million in 2014. Net interest expense was Euro 95.2 million in 2015 as compared to Euro 98.0 million in 2014.

        Net Income.    Income before taxes increased by Euro 217.8 million, or 20.5%, to Euro 1,277.9 million in 2015 from Euro 1,060.1 million in 2014 for the reasons described above. As a percentage of net sales, income before taxes increased to 14.5% in 2015 from 13.9% in 2014. Adjusted income before taxes increased by Euro 264.2 million, or 24.5%, to Euro 1,344.3 million in 2015 from Euro 1,080.1 million in 2014, for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 14.9% in 2015 from 14.0% in 2014.

        A reconciliation of adjusted income before taxes, a non-IFRS measure, to income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Income before taxes	1,277.9	1,060.1
> Adjustment for the termination of the former Group CEOs	—	20.0
> Adjustment for the reorganization of Oakley and other minor projects	66.4	—

Adjusted income before taxes	1,344.3	1,080.1

        Our effective tax rate was 36.9% and 39.1% in 2015 and 2014, respectively. Included in 2014 was Euro 30.3 million for certain income taxes accrued in the period as a result of ongoing tax audits. Our adjusted tax rate, which excludes, in 2015, the tax effect of the reorganization of Oakley and other minor projects and, in 2014, the tax effects of the tax audits and the termination of the former Group CEOs, was 36.3% and 36.0%, respectively. Net income attributable to non-controlling interests was equal to Euro 2.8 million and Euro 3.4 million in 2015 and 2014, respectively.

        Net income attributable to Luxottica Group stockholders increased by Euro 161.5 million, or 25.1%, to Euro 804.1 million in 2015 from Euro 642.6 million in 2014. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.1% in 2015 from 8.4% in 2014. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 166.5 million, or 24.2%, to Euro 854.0 million in 2015 from Euro 687.4 million in 2014. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.5% in 2015 from 8.9% in 2014.

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

(Amounts in millions of Euro)	2015	2014

Net income attributable to Luxottica Group stockholders	804.1	642.6
> Adjustment for the reorganization of Oakley and for other minor projects	49.8	—
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years 2008 to 2011)	—	30.3
> Adjustment for the termination of the former Group CEOs	—	14.5

Adjusted net income attributable to Luxottica Group stockholders	854.0	687.4

        Basic earnings per share were Euro 1.68 in 2015 and Euro 1.35 in 2014. Diluted earnings per share were Euro 1.67 in 2015 and Euro 1.34 in 2014.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 2014 TO THE FISCAL YEAR ENDED DECEMBER 31, 2013.

        Net Sales.    Net sales increased by Euro 339.7 million, or 4.6%, to Euro 7,652.3 million in 2014 from Euro 7,312.6 million in 2013. Euro 202.5 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment during 2014 as compared to 2013 and Euro 137.2 million was attributable to increased sales in the retail distribution segment during 2014 as compared to 2013. This growth in net sales also included the impact of the 53rd week for the retail business, which generated net sales of approximately Euro 60.0 million. Adjusted net sales in 2014, which include the EyeMed Adjustment, were Euro 7,698.9 million.

        Effective July 1, 2014, adjusted net sales were impacted by the modification of terms of an EyeMed reinsurance agreement with an existing underwriter whereby the Company now assumes less reinsurance revenue and less claims expense. This modification resulted in a reduction in reinsurance revenue and claims of Euro 46.6 million. A reconciliation of adjusted net sales, a non-IFRS measure, to net sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2014	2013

Net sales	7,652.3	7,312.6
> EyeMed Adjustment	46.6	—

Adjusted net sales	7,698.9	7,312.6

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

        Adjusted net sales for the retail distribution segment in 2014, which include the EyeMed Adjustment, were Euro 4,505.2 million.

        A reconciliation of adjusted net sales for the retail distribution segment, a non-IFRS measure, to net sales of the retail division, the most directly comparable IFRS measure, is presented in the table below.

For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2014	2013

Net sales	4,458.6	4,321.3
> EyeMed Adjustment	46.6	—

Adjusted net sales	4,505.2	4,321.3

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

        Adjusted cost of sales in 2014, which include the EyeMed Adjustment, was Euro 2,621.3 million.

        A reconciliation of adjusted cost of sales, a non-IFRS measure, to cost of sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2014	2013

Cost of sales	2,574.7	2,524.0
> EyeMed Adjustment	46.6	—

Adjusted cost of sales	2,621.3	2,524.0

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

        Income from Operations.    For the reasons described above, income from operations increased by Euro 101.9 million, or 9.7%, to Euro 1,157.6 million in 2014 from Euro 1,055.7 million in 2013. As a percentage of net sales, income from operations increased to 15.1% in 2014 from 14.4% in 2013. Adjusted income from operations increased by Euro 112.9 million, or 10.6%, to Euro 1,177.6 million in 2014 from Euro 1,064.7 million in 2013. As a percentage of net sales, adjusted income from operations increased to 15.3% in 2014 from 14.6% in 2013.A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

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

  (a)
  excluding in 2015 net expenses of Euro 66.4 million related to the reorganization of Oakley and other minor projects;

  (b)
  including sales of the EyeMed division in 2015 and 2014 of Euro 174.3 million and Euro 46.6 million, respectively, related to the EyeMed Adjustment;

  (c)
  excluding non-recurring expenses of Euro 20.0 million (Euro 14.5 million net of tax) in 2014 related to the termination of the employment of the former Group CEOs;

  (d)
  excluding an accrual in 2014 of approximately Euro 30.3 million for the tax audit relating to Luxottica S.r.l. (fiscal years 2008 to 2011);

  (e)
  excluding costs in 2013 of approximately Euro 9.0 million (Euro 5.9 million net of tax) related to the reorganization of the Alain Mikli business;

  (f)
  excluding costs in 2013 of approximately Euro 26.7 million for the tax audit relating to Luxottica S.r.l. (fiscal year 2007); and

  (g)
  excluding an accrual in 2013 of approximately Euro 40 million for the tax audit relating to Luxottica S.r.l. (fiscal years 2008 to 2011).

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

TAXES

        Our effective tax rates for the fiscal years ended December 31, 2015, 2014 and 2013, were approximately 36.9%, 39.1% and 42.6%, respectively. The effective tax rates for fiscal years 2014 and 2013 include tax accruals of Euro 30.3 million and Euro 66.7 million, respectively, associated with tax audits of Luxottica S.r.l. related to fiscal years 2008 through 2011. In future periods, we expect that our effective tax rate should return to its historical range of 35% to 37%. However, until all open tax years have been settled, our effective tax rate may be higher than historical levels. For additional information on risks associated with our future effective tax rate, please see Item 3—"Key Information—Risk Factors—Risks Relating to Our Business and Operations—Changes in our tax rates or exposure to additional tax liabilities could affect our future results."

LIQUIDITY AND CAPITAL RESOURCES

        Our cash and cash equivalents at December 31, 2015 totaled Euro 864.9 million, compared to Euro 1,453.6 million at December 31, 2014. As of December 31, 2015, Euro 630.5 million of the Group's total cash and cash equivalents was held outside of Italy. There are no significant repatriation restrictions other than local or Italian taxes associated with repatriation. While we currently do not foresee a need to repatriate funds, should we require more capital in Italy than is generated by our operations locally, we could elect to raise capital in Italy or the rest of Europe through debt or equity issuances. These alternatives could result in increased interest expense.

Cash Flows

        Operating Activities.    The Company's net cash provided by operating activities in 2015, 2014 and 2013 was Euro 1,197.3 million, Euro 1,170.1 million and Euro 921.8 million, respectively.

        Depreciation and amortization were Euro 476.9 million in 2015 as compared to Euro 384.0 million in 2014 and Euro 366.6 million in 2013. The increase in depreciation and amortization in 2015 as compared to 2014 is mainly due to the strengthening of certain major currencies in which we operate, in particular the U.S. dollar (Euro 53.1 million), and the increase in tangible and intangible assets in the period. The increase in depreciation and amortization in 2014 as compared to 2013 is mainly due to the increase in tangible and intangible asset purchases and to the acquisition of glasses.com for Euro 1.2 million.

        Non-cash stock-based compensation expense was Euro 49.7 million in 2015 as compared to Euro 31.8 million in 2014 and Euro 28.1 million in 2013. The increase in 2015 as compared to 2014 is due to (i) Euro 7.4 million related to the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and founder, Mr. Leonardo Del Vecchio, and (ii) Euro 8.0 million related to the 2015 PSP Plan (defined below). The increase in 2014 as compared to 2013 was mainly due to higher expenses related to incentive plan awards granted in 2014 partially offset by awards granted in previous years that vested in the first half of 2014.

        The change in accounts receivable was Euro (108.6) million in 2015 as compared to Euro (41.3) million in 2014 and Euro (16.8) million in 2013. The change in 2015 as compared to 2014 was primarily due to the higher volume of sales in 2015 as compared to 2014. The changes in 2014 as compared to 2013 were primarily due to the higher volume of sales partially offset by an improvement in collections. The inventory change was Euro (85.2) million in 2015 as compared to Euro 7.3 million in 2014 and Euro 11.8 million in 2013. The increase in inventory in 2015 was due to an effort to improve the quality of the customer experience by having inventory levels in line with customer demand. The change in other assets and liabilities was Euro (7.8) million in 2015 as compared to Euro 21.2 million in 2014 and Euro (30.4) million in 2013. The change in 2015 as compared to 2014 was primarily due to the change in the reporting calendar of certain retail subsidiaries of the Group, which resulted in a reduction of the net liability. The change in 2014 as compared to 2013 was primarily driven by the increase in the liability to employees in the retail distribution segment in North America due to the timing in payment of salaries to store personnel. The change in accounts payable was Euro 115.6 million in 2015 as compared to Euro 24.6 million in 2014 and Euro 12.5 million in 2013. The change in 2015 as compared to 2014 was mainly due to the continuous improvement in payment terms and conditions and to the overall growth of the Group's business. The changes in 2014 as compared to 2013 were primarily due to the continuous improvement of payment terms and conditions that started in 2012. Income tax payments in 2015 were Euro 565.9 million as compared to Euro 349.2 million in 2014 and Euro 427.9 million in 2013. The increase in income tax payments in 2015 as compared to 2014 was due to the payment of Euro 91.6 million related to the tax audit of Luxottica S.r.l. for the tax years from 2008 to 2011 and to a general increase in the Group's taxable income. The decrease in 2014 as compared to 2013 was related to the timing of our tax payments related to certain Italian and U.S. subsidiaries and the payment of Euro 38.0 million in the last quarter of 2013 related to the tax audit of Luxottica S.r.l. Interest paid was Euro 79.8 million in 2015 as compared to Euro 93.1 million in 2014 and Euro 94.5 million in 2013. The change in 2015 as compared to 2014 and 2013 was mainly due to repayment of long-term debt in 2015.

        Investing Activities.    The Company's net cash used in investing activities was Euro 483.3 million, Euro 459.3 million and Euro 479.8 million in 2015, 2014 and 2013, respectively. The primary investment activities in 2015 were related to (i) the acquisition of tangible assets for Euro 319.8 million, (ii) the acquisition of intangible assets for Euro 144.0 million, primarily related to IT infrastructure, and (iii) the acquisition of Sunglass Warehouse for Euro 21.0 million. The primary investment activities in 2014 were related to (i) the acquisition of tangible assets for Euro 280.8 million, (ii) the acquisition of intangible assets for Euro 138.5 million, primarily related to IT infrastructure, and (iii) the acquisition of glasses.com for Euro 30.1 million and other minor acquisitions in the retail segment for Euro 11.0 million. The primary investment activities in 2013 were related to (i) the acquisition of tangible assets for Euro 274.1 million, (ii) the acquisition of intangible assets for Euro 101.1 million, primarily related to IT infrastructure, (iii) the acquisition of Alain Mikli for Euro 71.9 million and (iv) the acquisition of 36.33% of the share capital of Salmoiraghi & Viganò for Euro 45.0 million.

        Our capital expenditures were Euro 513.6 million in 2015 as compared to Euro 418.9 million in 2014 and Euro 369.7 million in 2013, primarily related to investments in IT infrastructure in 2015, 2014 and 2013, and in each year investments in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail distribution segment. Capital expenditures were Euro 99.9 million in the three-month period ended March 31, 2016. It is our expectation that 2016 net capital expenditures will exceed 6.0% of the Group's net sales, excluding investments for acquisitions. We expect to fund future capital expenditures through cash flow generation primarily due to our operating leverage as well as working capital efficiencies.

        Net cash provided by disposals of property, plant and equipment was insignificant in 2015, 2014 and 2013. Investments in equity investees resulted in cash used of Euro 0.0 million in each of 2015 and 2014 and Euro 45.0 million in 2013.

        Financing Activities.    The Company's net cash (used in) provided by financing activities was Euro (1,354.3) million, Euro 72.3 million and Euro (568.8) million in 2015, 2014 and 2013, respectively. Cash used in financing activities in 2015 consisted primarily of (i) Euro (649.3) million related to the payment of existing debt, (ii) Euro (689.7) million used to pay dividends to the shareholders of the Company, (iii) Euro 47.7 million related to the exercise of stock options, (iv) Euro (19) million related to the acquisition of the remaining 49% of Luxottica Netherlands and (v) Euro (39.0) million related to the decrease in bank overdrafts. Cash provided by financing activities in 2014 consisted primarily of (i) Euro 500 million related to the issuance of new bonds, (ii) Euro (318.5) million related to the payment of existing debt, (iii) Euro (308.3) million used to pay dividends to the shareholders of the Company, (iv) Euro 70.0 million related to the exercise of stock options and (v) Euro 135.7 million related to the increase in bank overdrafts. Cash used in financing activities in 2013 mainly related to repayment of maturing outstanding debt of Euro (327.1) million and aggregate dividend payments to stockholders of Euro (273.7) million, which were partially offset by cash proceeds from the exercise of stock options totaling Euro 75.3 million.

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

        Our long-term credit facilities contained certain financial covenants including ratios of Net Financial Position (as defined in the agreements) to EBITDA (earnings before interest, taxes, depreciation and amortization as defined in the agreements) and EBITDA to net financial charges (as defined in the agreements). As of December 31, 2014, we were in compliance with these financial covenants. As of December 31, 2015, all of our long-term credit facilities were repaid in full. The financial and operating covenants included in the above long-term debt were as follows (such terms are defined in our applicable debt agreements):

  1.
  consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA; and

  2.
  consolidated EBITDA shall not be less than five times the Consolidated Net Financial Charges.

        Our total indebtedness was Euro 1,760.0 million as of December 31, 2015. Available additional borrowings under credit facilities as of such date were Euro 632.0 million.

        The Group has credit ratings assigned by Standard & Poor's of "A-" and "A-2" for its long-term and short-term debt, respectively; the outlook was stable as of April 8, 2016. The long-term rating was upgraded from "BBB+" on January 20, 2014.

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

The Euro 300 Million Club Deal

        On November 11, 2009, we entered into a Euro 300 million Term Facility Agreement, guaranteed by our subsidiaries Luxottica U.S. Holdings Corp. ("U.S. Holdings") and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75% and 3.00% based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, we renegotiated this facility, extending the maturity for a further two years. The new expiration date was November 30, 2014. Interest accrued at EURIBOR plus a margin between 1.00% and 2.25%, as defined in the amendment (1.147% as of December 31, 2013). On August 29, 2014, the Group repaid the term loan in full in the amount of Euro 300 million.

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

        On March 5, 2014, we and our subsidiary, U.S. Holdings, entered into an amendment to the existing multicurrency (Euro/U.S. dollars) revolving credit facility in order to, among other things, extend the term of the agreement and modify the applicable interest rates. Under the amended agreement, amounts borrowed could be repaid and re-borrowed with all outstanding balances maturing on April 10, 2019. We were able to select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar- denominated loans based on the corresponding LIBOR rate, both plus a margin of between 0.65% and 1.50% based on the Company's long-term senior unsecured debt credit rating issued by Standard & Poor's.

        On February 27, 2015, the Group terminated this revolving credit facility. As of the date of termination, the facility was undrawn.

Our Other Debt Financings

  The U.S. $275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275 million of senior unsecured guaranteed notes, issued in three series ("Series A," "Series B" and "Series C"). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes matured on July 1, 2013, the Series B Notes matured on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrued at 5.96% per annum, interest on the Series B Notes accrued at 6.42% per annum and interest on the Series C Notes accrues at 6.77% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2015. The proceeds from the Notes were used to repay a portion of the bridge loan facility that expired on July 1, 2008.

        On July 1, 2015, the Series B Notes matured and were fully repaid in the amount of U.S.$ 127 million.

  The U.S. $175 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series ("Series D," "Series E" and "Series F"). The aggregate principal amount of each of the Series D and Series E Notes is U.S. $50 million and the aggregate principal amount of the Series F Notes is U.S. $75 million. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19% per annum, interest on the Series E Notes accrues at 5.75% per annum and interest on the Series F Notes accrues at 5.39% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2015. The proceeds from the Notes were used for general corporate purposes.

  The Euro 100 Million Senior Unsecured Guaranteed Notes

        On September 30, 2010, we closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series ("Series G" and "Series H"). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75% per annum and interest on the Series H Notes accrues at 4.25% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2015. The proceeds from the Notes were used for general corporate purposes.

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2015)

        On November 10, 2010, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due November 10, 2015. The Notes were listed on the Luxembourg Stock Exchange under ISIN XS0557635777. Interest on the Notes accrued at 4.00% per annum. The Notes were guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The proceeds from the Notes were used for general corporate purposes. On January 20, 2014, the Notes were assigned an "A-" credit rating by Standard & Poor's Ratings Services ("Standard & Poor's") On November 10, 2015, the Group repaid the Notes in full in the amount of Euro 500 million.

  The U.S. $350 Million Senior Unsecured Guaranteed Notes

        On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million senior unsecured guaranteed notes ("Series I"). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35% per annum. The proceeds from the Notes were used for general corporate purposes and to refinance existing term debt. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2015.

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2019)

        On March 19, 2012, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. When issued, the Notes were assigned a "BBB+" credit rating by Standard & Poor's and, on January 20, 2014, the Notes were upgraded to an "A-" credit rating by Standard & Poor's. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2015.

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

  Euro 500 Million Euro Medium Term Notes (Due 2024)

        On February 10, 2014, we completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 under the Group's Euro Medium Term Note Programme. Interest on the notes accrues at 2.625% per annum. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The proceeds from the Notes were used for general corporate purposes and to refinance existing term debt. The Notes were assigned an "A-" credit rating by Standard & Poor's. The Notes contain certain operating covenants. We were in compliance with those covenants as of December 31, 2015.

Outstanding Standby Letters of Credit

        Certain U.S. subsidiaries have obtained various standby and trade letters of credit from banks that aggregated Euro 45.2 million and Euro 40.7 million as of December 31, 2015 and 2014, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Concentration of Credit Risk

        Financial instruments which potentially expose us to concentration of credit risk consist primarily of cash, investments and accounts receivable. We attempt to limit our credit risk associated with cash equivalents by placing our cash balances and investments with highly-rated banks and financial institutions. However, at any time, amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, we limit our credit risk by performing ongoing credit evaluations, and certain customers may be required to post security in the form of letters of credit. As of December 31, 2015 and 2014, no single customer's balance comprised 10% or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2015 and 2014, was approximately Euro 39.8 million and Euro 36.7 million, respectively, due from the host stores of our U.S. retail locations. These receivables represent cash proceeds from sales deposited into the host stores' bank accounts, which are subsequently forwarded to us on a weekly or monthly basis depending on our contract with the particular host store and are based on short-term contract arrangements.

Our Working Capital

        Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
(Amounts in millions of Euro)	2015	2014	2013

Current Assets	2,829.1	3,167.7	2,236.0
Current Liabilities	(1,906.9)	(2,388.7)	(1,700.4)

Working Capital	922.2	779.0	535.6

        The increase in working capital in 2015 as compared to 2014 is mainly attributable to an increase in commercial receivables and inventory. The increase in working capital in 2014 as compared to 2013 is mainly attributable to an increase in cash and cash equivalents as a result of the issuance of Euro 500 million of bonds in the first half of 2014.

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

        We use, from time to time, derivative financial instruments, principally interest rate and currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates and interest rates (see Note 31 to our Consolidated Financial Statements included in Item 18 of this Form 20-F). We may enter into other derivative financial instruments when we assess that the risk can be hedged effectively.

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

        The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases, minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2015. The table does not include pension liabilities or liabilities for uncertain tax payments. We cannot make a reasonable and reliable estimate of when or if the uncertain tax payments will be made. Our pension plans are discussed in Note 22 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

	Payments Due by Period
Contractual Obligations (Amounts in millions of Euro)	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Long-Term Debt and Current Maturities(1)(2)	44.9	226.6	672.6	825.2	1,769.3
Interest Payments(3)	65.9	120.9	64.9	54.2	305.8
Operating Leases	375.1	514.7	317.6	270.3	1.477.8
Minimum Royalty Arrangements(4)	106.1	243.9	208.4	349.5	907.9
Long-Term Purchase Commitments(5)	17.6	23.5	12.7	5.3	59.0
Endorsement Contracts(6)	10.1	7.6	1.4	—	19.0
Other Commitments(7)	115.3	87.7	11.8	—	214.8

Total	735.0	1,224.9	1,289.4	1,504.3	4,753.4

(1)
As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2015 and expect to be in compliance for the foreseeable future.

(2)
The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 9.5 million (less than one year) and Euro 24.1 million (one to three years); and it excludes the balance of the amortized costs of Euro 9.2 million.

(3)
These amounts do not include interest payments due under our various revolving credit facilities as the amounts to be borrowed in future years are uncertain at this time. In addition, interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2015 and assume that we make all scheduled principal payments as they mature.

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

        At December 31, 2015, we had available funds of approximately Euro 632.0 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. For additional information, see Note 15 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The Board of Directors of Luxottica Group S.p.A. was appointed at the Stockholders' Meeting held on April 24, 2015. It currently consists of 14 members.

        The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2017. During 2014, the Company adopted a governance model based on the appointment of two Chief Executive Officers to better respond to the growing complexity of the Group and to the demands of global competition. The model was implemented on January 19, 2015 with the appointment of Mr. Adil Mehboob-Khan as Chief Executive Officer for Markets and Mr. Massimo Vian as Chief Executive Officer for Product and Operations. On January 29, 2016, Mr. Mehboob-Khan departed from the Board of Directors and as the Group CEO for Markets and, effective February 29, 2016, from his other administrative roles with the Group. At the same time, the Board of Directors approved the assignment of responsibility for Markets, a role formerly held by Mr. Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Mr. Massimo Vian continues in his role as CEO for Product and Operations. Furthermore on March 1, 2016, the Board of Directors co-opted Mr. Francesco Milleri as a director with deputy functions to assist the Executive Chairman with the exercise of his duties. The Board has granted Mr. Milleri deputy and substitute powers to be exercised upon specific request and authorization of the Executive Chairman under his coordination and responsibility. Mr. Milleri's appointment terminates concurrently with the ordinary stockholder's meeting on April 29, 2016. Mr. Milleri will remain in office until the stockholder's meeting convened to approve the 2015 financial statements. The Board of Directors has proposed that the stockholders confirm Mr. Milleri as a director until the approval of the Company's financial statements for the fiscal year ending on December 31, 2017. This nomination will be submitted to the stockholders of the Company at the meeting of stockholders to be held on April 29, 2016.

        Set forth below is certain information as of April 8, 2016 regarding the directors and senior management of Luxottica Group S.p.A.:

Name	Age	Senior Manager or Director(1) Since	Position

Leonardo Del Vecchio	80	1961	Executive Chairman of the Board of Directors
Luigi Francavilla	78	1968/1985	Deputy Chairman
Massimo Vian	43	2005/2014	Chief Executive Officer for Product and Operations and Director
Francesco Milleri	56	2016	Director with Deputy Functions
Marina Brogi	48	2015	Director
Luigi Feola	48	2015	Director
Elisabetta Magistretti	68	2012	Director
Mario Notari	51	2015	Director
Maria Pierdicchi	58	2015	Director
Karl Heinz Salzburger	59	2015	Director
Luciano Santel	59	2015	Director
Cristina Scocchia	42	2015	Director
Sandro Veronesi	56	2015	Director
Andrea Zappia	52	2015	Director
Paolo Alberti	53	2009	President Wholesale
PierGiorgio Angeli	55	2007	Group Human Resources and Internal Communications Officer
Nicola Brandolese	45	2012	President Retail Optical
Stefano Grassi	42	2007	Chief Financial Officer
Enrico Mistron	46	1995	Corporate Business Services Officer
Alessandra Senici	48	2000	Group Investor Relations and Corporate Communications Officer
Giorgio Striano	45	2009	Group Manufacturing Officer

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

        All information disclosed below regarding compensation, shareholdings and incentive plans also include directors who held the office for all or part of 2015, including Mr. Adil Mehboob-Khan (whose relationship with the Company as CEO for Markets and a Director ended on January 29, 2016), and sixteen senior managers, each of whom held office for all or part of 2015.

        Executive officers serve at the discretion of the Board of Directors. Messrs. Feola, Notari, Salzburger, Santel, Veronesi and Zappia and Mses. Brogi, Magistretti, Pierdicchi and Scocchia are all non-executive directors. In addition, Mses. Brogi, Magistretti, Pierdicchi and Scocchia and Messrs. Feola, Salzburger, Santel, Veronesi and Zappia are also independent directors under Italian law.

        Pursuant to Italian law and our By-laws, a list for the appointment of the Board of Directors can be presented only by stockholders who hold the minimum percentage of the share capital established annually by CONSOB. For 2015, the year in which the current Board of Directors was appointed, the percentage established by CONSOB for Luxottica was equal to 0.5%.

        Pursuant to Italian law, we maintain a Board of Statutory Auditors, elected at the Stockholders' Meeting, composed of experts in legal and accounting matters who are required to have no other affiliation with Luxottica Group S.p.A. and who must satisfy certain professional and other standards. The Board of Statutory Auditors, comprised of three regular members and two alternate members, is required to verify that we (i) comply with applicable law and our By-laws, (ii) respect the principles of correct administration, (iii) maintain adequate organizational structure, internal controls and administrative and accounting systems, (iv) ensure that our accounting system represents the facts in a fair and true manner and (v) give adequate instructions to our subsidiaries. The Board also supervises the manner in which we comply with the Code of Corporate Governance issued by Borsa Italiana S.p.A. It also supervises our financial reporting process, the effectiveness of our internal auditing system and risk assessment, the audit work and the independence of our auditing firm. Although members of the Board of Statutory Auditors are required to attend the meetings of the Board of Directors and of the stockholders, they are not deemed to be members of the Board of Directors and do not vote on matters submitted to such meetings. At the Stockholders Meeting on April 24, 2015, the following individuals were appointed as members of the Board of Statutory Auditors: Francesco Vella, who is Chairman, Barbara Tadolini and Alberto Giussani. The following individuals were also appointed as alternate members of the Board of Statutory Auditors: Maria Venturini and Roberto Miccù. The alternate members will replace current members who leave their position during the current term. Francesco Vella and Roberto Miccù were selected from a list submitted by minority stockholders. Alberto Giussani, Barbara Tadolini and Maria Venturini were selected from a list submitted by Delfin S.à r.l. The current term of the Board of Statutory Auditors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2017.

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

        The extraordinary stockholder's meeting to be convened on April 29, 2016 will pass upon the proposed amendments to Articles 12, 19 and 30 of our By-Laws. The amended By-Laws will be available on our website if and when approved by the stockholders.

        Pursuant to the Italian Code of Corporate Governance, issued by Borsa Italiana, we also maintain a Human Resources Committee, elected from the members of the Board of Directors. The Human

Resources Committee has verification, advisory and proposal making functions, including, among others: (i) proposing to the Board of Directors the Group remuneration policy, (ii) recommending to the Board of Directors the remuneration payable to the Company's Directors with additional responsibilities and determining the remuneration criteria for senior management of the Company and of the entire Group and (iii) reviewing the Luxottica Group employees' incentive plans and making proposals to the Board of Directors regarding the beneficiaries of the plans. The Human Resources Committee also evaluates the organizational requirements of the Group and the actions taken to assign key positions ("succession plans") and makes inquiries for the preparation and revision of succession plans adopted by the Board of Directors. The members of the Human Resources Committee are Andrea Zappia, Chairman, Marina Brogi, independent directors, and Mario Notari, non-executive director. The term of the Human Resources Committee is co-extensive with the term of our Board of Directors since its members are also members of our Board of Directors.

        We also have a Control and Risk Committee, which is composed of the following independent directors: Elisabetta Magistretti, Chairperson, Luciano Santel and Cristina Scocchia. The Control and Risk Committee is responsible for performing investigations, providing advice and submitting proposals to the Board of Directors. In particular, the Control and Risk Committee (i) assists the Board of Directors in the execution of its internal control tasks and mandates, (ii) evaluates the planned initiatives and projects of the Internal Auditing function, (iii) reviews and assesses the regular reports issued by the Internal Auditing function, (iv) assesses, together with the manager responsible for the preparation of the Company's accounting records and the managers and the auditors, the proper use and application of accounting principles, (v) assesses the results of the activities performed by the Internal Auditing function, (vi) expresses opinions concerning the identification and management of corporate risks and (vii) expresses opinions concerning the planning, implementation and management of the internal control system.

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

        A short biography of each of our Directors and executive officers is set forth below:

        Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Company since its incorporation. In 2016, he became the Company's Executive Chairman with responsibility for Markets. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999, he received a Master "honoris causa" in International Business from MIB-Management School in Trieste. In 2002, he received an honorary degree in Managerial Engineering from the University of Udine and, in March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Furthermore, in December 2012, Mr. Del Vecchio received from CUOA Foundation a master "honoris causa" in Business Administration. Mr. Del Vecchio is also Chairman of Delfin S.à r.l. and Aterno S.a.r.l., Deputy Chairman of Foncière des Régions S.A. and Director of Beni Stabili S.p.A. SIIQ, GiVi Holding S.p.A., Gianni Versace S.p.A. and Kairos Julius Baer SIM.

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

        Massimo Vian was appointed as a Director of the Company on October 29, 2014, undertaking ad interim all managing powers until January 19, 2015, when he was appointed Chief Executive Officer for Product and Operations. Mr. Vian joined the Group in 2005 as Industrial Engineering Director. From 2007 to 2010, he served as Asia Operations Director, and he was subsequently appointed as Group Chief Operations Director and assumed the responsibility for the Company's Zero Waste initiative in 2013. Mr. Vian holds a degree in Management Engineering from the University of Padova. Prior to joining Luxottica, he held different roles at Nacco Materials Handling, EFESO Consulting, Key Safety Systems and Momo S.r.l. Mr. Vian is also Chief Executive Officer of Luxottica S.r.l. and serves as a Director of Luxottica North America Distribution LLC., Luxottica U.S. Holdings Corp., Oakley Inc., Luxottica Retail North America Inc. and OPSM Group Pty Limited.

        Francesco Milleri was appointed as a Director with Deputy Functions of Luxottica Group S.p.A. on March 1, 2016. Mr. Milleri graduated with a degree in Law from the University of Florence in 1983 where he worked as an Assistant Professor of Political Economy from 1984 to 1986. In 1987, he earned a Master's of Business Administration from the school of management at Bocconi University in Milan, followed by two years of specialization in Corporate Finance at New York University's Stern School of Business as the recipient of Banca d'Italia's "Donato Menichella" scholarship. Mr. Milleri began his career in 1988 as a business consultant for Italian companies and multinational corporations. Mr. Milleri has over 20 years of international experience working in a variety of industries, including mechanics, consumer goods, financial institutions and pharmaceuticals. Alongside his business consulting activities, in 2000, Mr. Milleri founded and currently leads a group of companies focused on technology and digital innovation.

        Marina Brogi was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Ms. Brogi received a degree in Economics at Bocconi University in Milan in 1988. From 1993 to 1998, Ms. Brogi was Researcher of Financial Intermediaries at Bocconi University and, from 1998 to 2007, she was Associate Professor of Capital and Financial Markets at La Sapienza University in Rome. Since 2007, Ms. Brogi has been a full Professor of disclosure, governance and control in banks and insurance companies and of international banking and capital markets at La Sapienza University in Rome. Since 2011, she has also been Deputy Dean of the Faculty of Economics at La Sapienza University in Rome. Ms. Brogi is director of Salini Impregilo S.p.A., a member of the Supervisory Board of UBI Banca and Chairperson of the Board of Statutory Auditors of Fratelli Branca Distillerie S.p.A.

        Luigi Feola was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Mr. Feola graduated from Messina University with a degree in Business and Economics in 1990. In 1991, he received a Master's of Business Administration from Bocconi University and, in 1992, he completed the International Exchange Program at the University of California, Berkeley. Mr. Feola is a certified Chartered Public Accountant. Mr. Feola started his career in 1993 at Procter & Gamble Italy as a financial analyst where he was subsequently promoted to positions of increasing responsibility. In 2009, Mr. Feola was appointed Chief Financial Officer, Global Prestige Products and, in 2014, he was named Vice President and General Manager, Global Luxury Brands at Procter & Gamble Italy. Until March 2016, Mr. Feola was President of Value Retail Management Ltd, a company dedicated to the creation and operation of luxury outlet shopping in Europe and China. He is currently Senior Managing Director Europe for Temasek Holdings Private Limited.

        Elisabetta Magistretti became a Director of Luxottica Group S.p.A. on April 27, 2012. She graduated from Bocconi University in Milan with a degree in Business and Economics. Ms. Magistretti is a Certified Chartered Public Accountant. She began her career at Arthur Andersen in 1972, where she became a partner in 1984. In 2001, she joined Unicredit Group as Head of the Administrative

Government; from 2006 to 2009 she was responsible for the Group Internal Audit Department. From 2002 to 2009, she served on the Board of "Fondo Interbancario di Tutela dei Depositi," from 2002 to 2011, she served on the Management Board of "Organismo Italiano di Contabilità" and from 2006 to 2009, she was a member of the Supervisory Board of Unicredit S.p.A. From 2003 until early 2013, she was a Director of Unicredit Audit. From 2010 until 2012, she was a member of the Unicredit Bulbank Audit Committee and of the Supervisory Board of Zao Unicredit Russia, where she was Chairman of the Audit Committee. From 2011 to 2012, she was an independent director of Gefran S.p.A. and, from April 2011 until February 2016, she was an independent director of Pirelli & C. S.p.A. She is also member of the Board of Directors of Mediobanca S.p.A.

        Mario Notari was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Mr. Notari is a full Professor of Corporate and Business Law at Bocconi University in Milan, a Director and Ph.D in Company Law at Università di Brescia and a Member and Ph.D in Business Law at Università Bocconi. He is a member of the editorial boards and scientific boards of a number of law and business journals and a member and advisor of several academic and institutional boards. Mr. Notari is the founder and a partner in ZABBAN—NOTARI—RAMPOLLA & Associati, public notaries and lawyers in Milan. Mr. Notari is a public notary and a legal advisor to industrial and financial companies, listed companies and financial institutions as well as an arbitrator in the areas of civil, corporate and financial markets law. Currently, Mr. Notari is Chairman of the Board of Statutory Auditors of Kairos Investment Management S.p.A., Kairos Partners SGR S.p.A., Kairos Julius Baer SIM S.p.A., Chairman of the Supervisory Board of Assicurazioni Generali S.p.A. and a director of RCS Mediagroup S.p.A.

        Maria Pierdicchi was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Ms. Pierdicchi graduated from Bocconi University in Milan in 1982 with a degree in Economics. Ms. Pierdicchi obtained a Master's in Business Administration in Finance from New York University, Stern Graduate School of Business Administration in 1998. From 1981 to 1985, Ms. Pierdicchi was a research assistant in banking and international financial intermediaries at Bocconi University and an Assistant Professor of International Banking for SDA Bocconi School of Management. From 1985 to 1986, Ms. Pierdicchi served as a consultant to The World Bank in Washington D.C. and, from 1988 to 1991, she was a Senior Financial Analyst and Resident Vice President at Citibank N.A. In 1991, Ms. Pierdicchi joined Premafin S.p.A. where she became General Manager until 1998 when she joined Borsa Italiana S.p.A, as Senior Director in charge of new markets. From 2003 to 2015, Ms. Pierdicchi was Chief Executive Officer of S&P CMSI and Managing Director, Head of Southern Europe of Standard & Poor's, McGraw Hill Financial Group. She is member of the Board and Vice Chairman of the Italian American Chamber of Commerce. Furthermore, she is Director of Nuova Banca delle Marche S.p.A., Nuova Banca dell'Etruria e del Lazio S.p.A., Nuova Cassa di Risparmio di Ferrara S.p.A., and Nuova Cassa di Risparmio di Chieti S.p.A.

        Karl Heinz Salzburger was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Mr. Salzburger graduated from the University of Verona in 1981. In 1983, he obtained a Master's degree in International Marketing at CUOA (Centro Universitario di Organizzazione Aziendale—University Centre of Business Administration) in Vicenza. Mr. Salzburger began his professional career at Accumulatori Alto Adige and thereafter he moved to Austria for Salvagnini Transferica S.p.A., where he became General Manager. From 1990 to 1997, Mr. Salzburger held a number of positons at Benetton Sportsystem S.p.A. culminating in management of certain Benetton Sportsystem's subsidiaries. In 1997, he was appointed Chief Executive Officer of The North Face Europe and thereafter he was appointed Chief Executive Officer of The North Face Inc. in San Francisco, where he remained through 2000. In 2000, Mr. Salzburger was appointed as President for the International Outdoor Coalition of VF Corporation and thereafter, in 2006, President of VF International, with responsibility for all VF brands in Europe, the Middle East and Asia. Since 2010, Mr. Salzburger has been Group President of VF Corporation International and holds various positions in other entities comprising the VF Group. He is currently Chairman of the Board of Directors of VF International Sagl.

        Luciano Santel was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Mr. Santel graduated from Ca Foscari University of Venice with a degree in Business and Economics and then joined the independent auditing firms of Reconta Ernst & Young and Arthur Andersen. Mr. Santel served as Finance Director of IVG and Rossignol Group. In 1996, he was appointed as Chief Operating Officer of Retail Brand Alliance (Casual Corner Group Inc.) where he worked until 1999 when he joined Luxottica as VP Group International Development. In 2001, Mr. Santel joined Geox S.p.A. as Chief Corporate Officer until 2009, when he was appointed Chief Executive Officer of Stefanel S.p.A. In 2013, he was appointed Chief Corporate Officer of Moncler S.p.A. He is also Chief Executive Officer of Industries S.p.A., a company controlled 100% by Moncler S.p.A. and a director of ISC S.p.A.

        Cristina Scocchia was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Ms. Scocchia graduated from Bocconi University with a degree in Management of International Firms. She completed a PhD in Business Administration at the University of Turin. Ms. Scocchia started her career at Procter & Gamble where, since 1997, she held positions of increasing responsibility working on mature and emerging markets until she was appointed as Cosmetics International Operations Division leader in 2012. In 2013, she joined L'Oréal Italia S.p.A. and, since January 2014, has acted as its Chief Executive Officer. Ms. Scocchia is Vice President of Cosmetics Italy and of Centromarca and a member of the Board and of the Advisory Board of Federchimica and UPA. She is also a member of the Board of Industrial Union of Turin and Indicod-ECR, a member of the Advisory Board of the Foreign Investors Council and a member of the Sodalitas Foundation. Since 2015, Ms. Scocchia is a member of the Board of Directors of Auditel.

        Sandro Veronesi was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. In 1983, Mr. Veronesi graduated from the University of Verona with a degree in Business and Economics. He began his career in 1984 at Golden Lady S.p.A. where he held key positions until 1996. Since 1996, Mr. Veronesi has overseen Calzedonia S.p.A., a company he founded in 1993 that owns several brands, including Intimissimi, Falconeri, Signorvino and Atlier Aimée, of which he is Chairman of the Board of Directors. In 1999, Mr. Veronesi established Fondazione San Zeno. In 2009, the President of the Republic of Italy conferred on Mr. Veronesi the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). Since 2011, Mr. Veronesi has served as a member of the Board of Directors of Banco Popolare Società Cooperativa.

        Andrea Zappia was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Mr. Zappia graduated from University of Bologna with a degree in Business and Economics. He began his career at Procter & Gamble where he served as European Group Marketing Manager. From 1996 to 2001, Mr. Zappia held the position of Global Sales and Marketing Director, respectively, for Ferrari S.p.A. and Maserati Worldwide and, thereafter, he was Vice President Marketing and Product Development worldwide for FILA Holding S.p.A. In 2003, Mr. Zappia joined Sky Italia, where he held the position of Vice President, Marketing, Promotion and Business Development and several other increasingly senior positions leading to his appointment as Chief Executive Officer in 2011. He is currently a member of the "Giunta, Comitato di Presidenza and Consiglio Direttivo" for Assolombarda's project on Media and Communication. He is also a Director of Banca Sistema S.p.A.

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

        PierGiorgio Angeli became the Group Human Resources and Internal Communications Officer in March 2016. Mr. Angeli joined Luxottica in 2007 as the Group Operations Human Resources Director.

Prior to joining the Company, Mr. Angeli held positions of increasing responsibility at Seleco S.p.A. from 1991 to 1995, Whirlpool Europe S.p.A. from 1996 to 2001, FIAMM Group S.p.A. from 2002 to 2006 and Pirelli Group S.p.A. in 2007. Mr. Angeli holds a bachelor's degree in Law from the University of Padua.

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

        Enrico Mistron joined the Group in 1995, after graduating with a degree in Business Administration from the University of Venice. Over the last 20 years, Mr. Mistron assumed roles of increasing responsibility in different strategic areas within the Group, including Administration, Finance and Business Controlling, along with Planning and Supply Chain. In 2007, he became Group Financial Controller and, in 2010, Supply Chain Director. In 2015, he was appointed Corporate Business Services Officer.

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

        Giorgio Striano was appointed Group Manufacturing Officer of the Company in March 2015. Mr. Striano joined the Company in 2009 and in 2010 he took over the role of Asia Operations Director, being subsequently appointed as Senior Vice President, Oakley Operations. In 2013, Mr. Striano increased his responsibilities by assuming leadership for Luxottica's optical manufacturing and lens procurement functions and, in 2014, he transitioned to lead Luxottica's manufacturing operations in Italy. Mr. Striano holds a degree in electrical engineering and a master's degree in advanced industrial marketing from INSEAD in Singapore. Prior to joining the Company, Mr. Striano gained manufacturing and general management experience at The Procter & Gamble Company and Manuli Rubber Industries.

COMPENSATION

        Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2015 and remuneration to Senior Managers who held office for all or a portion of 2015 (amounts in Euros).

Compensation paid to directors, general managers, auditors and other executives with strategic responsibilities (in Euro)

								Variable non-equity compensation
															Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total

Leonardo Del Vecchio	Chairman of the Board	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				1,158,070	(1)	—		—		—	—	—	1,158,070		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				1,158,070		—		—		—	—	—	1,158,070		—	—
Luigi Francavilla	Vice Chairman	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				153,292	(2)	—		—		—	—	—	153,292	(2)	—	—
(II) Compensation paid by subsidiary or affiliate companies				657,060		—		—		—	—	—	657,060		—	—
(III) Total				810,352		—		—		—	—	—	810,352		—	—
Massimo Vian	CEO Product and Operations	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				1,110,776	(3)	—		1,365,550	(4)	—	44,654	—	2,520,980		3,094,271	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				1,110,776		—		1,365,550		—	44,654	—	2,520,980		3,094,271	—
Adil Mehboob-Khan	CEO Markets	January 1, 2015 - December 31, 2015(5)	February 29, 2016 (departed from the Company)
(I) Compensation paid by the Company				11,763,034	(5)	—		1.701,450	(6)	—	50,514	—	13,514,998		6,286,644	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				11,763,034		—		1.701,450		—	50,514	—	13,514,998		6,286,644	—
Marina Brogi	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		17,153	(7)	—		—	—	—	85,764		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				68,611		17,153		—		—	—	—	85,764		—	—
Luigi Feola	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		—		—		—	—	—	68,611		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				68,611		—		—		—	—	—	68,611		—	—
Elisabetta Magistretti	Director	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				95,292		35,292	(8)	—		—	—	—	130,584		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				95,292		35,292		—		—	—	—	130,584		—	—
Mario Notari	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		17,153	(9)	—		—	—	—	85,764		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				68,611		17,153		—		—	—	—	85,764		—	—
Maria Pierdicchi	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		—		—		—	—	—	68,611		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				68,611		—		—		—	—	—	68,611		—	—
Karl Heinz Salzburger	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		—		—		—	—	—	68,611		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				68,611		—		—		—	—	—	68,611		—	—
Luciano Santel	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		24,014	(10)	—		—	—	—	92,625		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				68,611		24,014		—		—	—	—	92,625		—	—
Cristina Scocchia	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		24,014	(11)	—		—	—	—	92,625		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				68,611		24,014		—		—	—	—	92,625		—	—
Sandro Veronesi	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		—		—		—	—	—	68,611		—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—		—	—
(III) Total				68,611		—		—		—	—	—	68,611		—	—

								Variable non-equity compensation
														Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total

Andrea Zappia	Director	April 24, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				68,611		20,583	(12)	—		—	—	—	89,195	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				68,611		20,583		—		—	—	—	89,195	—	—
Mario Cattaneo	Director	January 1, 2015 - April 24, 2015	Approval of financial statements for 2015
(I) Compensation paid by the Company				26,917		9,500	(13)	—		—	—	—	36,417	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				26,917		9,500		—		—	—	—	36,417	—	—
Claudio Costamagna	Director	January 1, 2015 - April 24, 2015	Approval of financial statements for 2015
(I) Compensation paid by the Company				26,917		9,500	(14)	—		—	—	—	36,417	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				26,917		9,500		—		—	—	—	36,417	—	—
Claudio Del Vecchio	Director	January 1, 2015 - April 24, 2015	Approval of financial statements for 2015
(I) Compensation paid by the Company				26,917		—		—		—	—	—	26,917	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				26,917		—		—		—	—	—	26,917	—	—
Marco Mangigalli	Director	January 1, 2015 - April 24, 2015	Approval of financial statements for 2015
(I) Compensation paid by the Company				26,917		15,833	(15)	—		—	—	—	42,145	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				26,917		15,833		—		—	—	—	42,145	—	—
Anna Puccio	Director	January 1, 2015 - April 24, 2015	Approval of financial statements for 2015
(I) Compensation paid by the Company				26,917		7,917	(16)	—		—	—	—	34,833	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				26,917		7,917		—		—	—	—	34,833	—	—
Marco Reboa	Director	January 1, 2015 - April 24, 2015	Approval of financial statements for 2015
(I) Compensation paid by the Company				26,917		7,917	(17)	—		—	—	—	34,833	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				26,917		7,917		—		—	—	—	34,833	—	—
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				105,000		—		—		—	—	—	105,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				105,000		—		—		—	—	—	105,000	—	—
Alberto Giussani	Auditor	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				70,000		—		—		—	—	—	70,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				70,000		—		—		—	—	—	70,000	—	—
Barbara Tadolini	Auditor	January 1, 2015 - December 31, 2015	Approval of financial statements for 2017
(I) Compensation paid by the Company				70,000		—		—		—	—	—	70,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				18,000	(18)	—		—		—	—	—	18,000	—	—
(III) Total				88,000		—		—		—	—	—	88,000	—	—
Executives with strategic responsibilities (Aggregate compensation of 10 executives with strategic responsibilities of the Company)
(I) Compensation paid by the Company				4,082,037		—		3,295,600	(19)	—	138,388	—	7,516,025	8,232,056	2,276,000
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				4,082,037		—		3,295,600		—	138,388	—	7,516,025	8,232,056	2,276,000
Executives with strategic responsibilities (Aggregate compensation of 6 executives with strategic responsibilities employed by subsidiary companies)
(I) Compensation paid by the Company				353,464		—		192,750	(20)	—	11,479	—	557,693	543,399	—
(II) Compensation paid by subsidiary or affiliate companies				2,622,580		—		1,820,864	(21)	—	—	—	4,443,444	2,287,737	868,966
(III) Total				2,976,044		—		2,013,614		—	11,479	—	5,001,137	2,831,136	868,966

(1)
Euro 95,292 paid as a Director and Euro 1,062,778 paid as Chairman of the Board of Directors.

(2)
Euro 95,292 paid as a Director and Euro 58,000 paid as Vice Chairman of the Board of Directors.

(3)
Euro 95,292 paid as a Director, Euro 415,484 paid as CEO for Product and Operations and Euro 600,000 paid as an employee.

(4)
Variable non-equity compensation paid based on employment contract and for the position as Director.

(5)
Euro 95,292 paid as a Director, Euro 9,666,129 paid as CEO for Markets and Euro 2,001,613 paid as an employee. Following the termination of the employment relationship with the Company as of February 29, 2016, Adil Mehboob-Khan did not retain any rights over awards previously granted under long-term incentive plans.

(6)
Variable non-equity compensation paid due to an employment contract and for the position as Director.

(7)
Compensation paid as a member of the Human Resources Committee since April 24, 2015.

(8)
Compensation paid as a member of the Control and Risk Committee and from April 24, 2015 as Chairman of the Committee.

(9)
Compensation paid as a member of the Human Resources Committee in office since April 24, 2015.

(10)
Compensation paid as a member of the Control and Risk Committee since April 24, 2015.

(11)
Compensation paid as a member of the Control and Risk Committee since April 24, 2015

(12)
Compensation paid as Chairman of the Human Resources Committee until April 24, 2015.

(13)
Compensation paid as Chairman of the Control and Risk Committee until April 24, 2015.

(14)
Compensation paid as Chairman of the Human Resources Committee until April 24, 2015.

(15)
Compensation paid as a member of the Control and Risk Committee and Human Resources Committee until April 24, 2015.

(16)
Compensation paid as a member of the Human Resources Committee until April 24, 2015.

(17)
Compensation paid as a member of the Control and Risk Committee until April 24, 2015.

(18)
Compensation paid as statutory auditor in the subsidiary company Salmoiraghi & Viganò.

(19)
Variable non-equity remuneration paid due to an employment contract and for the position as Director.

(20)
Variable non-equity remuneration paid due to an employment contract and for the position as Director.

(21)
Variable non-equity remuneration paid due to an employment contract and for the position as Director.

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period.

        Aggregate compensation paid by us to our senior management (who are not directors) as a group (16 people) was approximately Euro 18.4 million in 2015, of which approximately Euro 5.9 million represented provision for termination indemnities and social security charges required by Italian law. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2012 to 2014 set forth in the 2012 Performance Share Plan, on March 2, 2015, the Board of Directors assigned 178,000 Luxottica Group shares to members of this group. The aggregate amount set aside or accrued during the year ended December 31, 2015 to provide pension and retirement benefits for our directors who are also members of our management was Euro 0.8 million. Our directors who are not members of management do not receive such benefits.

        With the exception of termination benefits provided for Mr. Mehboob-Khan, who left the Company in 2016, and Mr. Vian, none of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

        The termination of the employment agreement of our CEO for Product and Operations any reason will be good cause for the revocation of such CEO's director office without any indemnity or compensation.

        There are no agreements that provide for the allocation or maintenance of non-monetary benefits or the stipulation of ad hoc consultancy contracts in the event of termination of the position of the Chief Executive Officer or the position of other executive directors.

EMPLOYEES

        As of December 31, 2015, we employed approximately 78,900 employees worldwide, of whom approximately 42,300 were employed in the United States and Canada, approximately 18,300 were employed in Asia-Pacific, approximately 12,500 were employed in Europe, approximately 5,300 were employed in Latin America and approximately 500 were collectively employed in the Middle East and South Africa. As of such date, approximately 30,600 were employed in our manufacturing and wholesale segment (including Oakley), approximately 47,900 were employed in our retail segment and approximately 550 were employed in our corporate offices. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those employees of Luxottica Retail N.A. subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

        Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 8,500 of our employees. This agreement expired on December 31, 2015 and the renewal is being negotiated. In addition to the national collective bargaining agreement for workers, we typically enter into separate local contracts with labor unions representing our employees. The local agreement with optical workers, supplementing the terms of the national textile contract, was renewed on October 30, 2015. The agreement continues to provide for new profitability targets for employee variable wages.

        Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2015, we had established a reserve of Euro 38.0 million for such severance payments, which is reflected in our Consolidated Financial Statements.

        Luxottica Retail N.A. is a party to the following two collective bargaining agreements as of December 31, 2015. The collective bargaining agreement with Local 108, Retail, Wholesale and Department Store Union covers approximately 5 employees holding the positions of Sales Associate. The collective bargaining agreement with Local 4100 Communications Workers of America covers approximately 84 Pearle Vision and LensCrafters employees holding the positions of Certified Technician, Eye Care Advisor, EyeWear Consultant, Optician, Production Technician and Sales Associate. LensCrafters International, Inc. is a party to four collective bargaining agreements as of December 31, 2015. These collective bargaining agreements, each with Local 1000A, United Food and Commercial Workers Canada, cover approximately 60 employees holding the positions of Lab Technician, Lead Lab Technician, Certified Technician, Technician Trainee, Eyewear Consultant, and Licensed and Student Optician. In February 2016, LensCrafters International, Inc. became a party to two additional collective bargaining agreements, each with Local 1000A, United Food and Commercial Workers Canada, covering approximately 35 employees holding the positions of Lab Technician, Lead Lab Technician, Certified Technician, Technician Trainee, Eyewear Consultant, and Licensed and Student Optician.

SHARE OWNERSHIP

        Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of April 8, 2016, by each of our directors and executive officers who beneficially own in excess of 1% of our issued share capital.

Stockholder	Issuer	Shares owned as of April 8, 2016		Percentage Ownership

Leonardo Del Vecchio	Luxottica Group S.p.A.	300,185,525	(1)	62.06%

(1)
299,423,025 shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 487,500 shares are held by his wife.

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

Share ownership of directors, auditors and senior managers during year 2015

NAME	OFFICE	COMPANY'S SHARES	SHARES HELD AS OF DECEMBER 31, 2014		SHARES BOUGHT DURING 2015		SHARES SOLD DURING 2015		SHARES HELD AS OF DECEMBER 31, 2015

Leonardo Del Vecchio	Chairman	Luxottica Group S.p.A.	296,666,525	(1)	1,314,000		0		297,980,525	(1bis)
Luigi Francavilla	Deputy Chairman	Luxottica Group S.p.A.	3,364,800	(2)	0		282,000	(2bis)	3,082,800	(2)
Massimo Vian	CEO for Product and Operations	Luxottica Group S.p.A.	2,780	(3)	20,030	(3bis)	8,737		14,073	(3ter)
Adil Mehboob-Khan(*)	CEO for Markets	Luxottica Group S.p.A.	0		5	(4)	0		5	(4)
Sandro Veronesi	Director since April 24, 2015	Luxottica Group S.p.A.	0		15,000		0		15,000
Claudio Del Vecchio	Director until April 24, 2015	Luxottica Group S.p.A.	3,310,000	(5)	0		0		3,310,000	(5)
Key Managers employed by the Company(10)		Luxottica Group S.p.A.	1,305		128,120	(6)	126,000		3,425
Key Managers employed by subsidiary companies(6)		Luxottica Group S.p.A.	58,198		90,015	(7)	140,400		7,813

(*)	Departed as CEO for Markets and Director on January 29, 2016 and from his other administrative roles on February 29, 2016.
(1)

295,904,025 shares held by Delfin S.à r.l. (a company controlled by Leonardo Del Vecchio who holds 75.00% of the share capital in usufruct with voting rights and owns directly the remaining 25.00%); 275,000 ADRs and 487,500 shares held by his wife, Nicoletta Zampillo.

(1bis)

297,218,025 shares held by Delfin S.à r.l. (a company controlled by Leonardo Del Vecchio who holds 75.00% of the share capital in usufruct with voting rights and owns directly the remaining 25.00%); 275,000 ADRs and 487,500 shares held by his wife, Nicoletta Zampillo.

(2)	Shares held in usufruct with his wife.
(2bis)	Luigi Francavilla and his wife sold the right of usufruct.
(3)	2,750 shares held by Massimo Vian; 30 shares held by his wife, Alessandra Mottes.

(3bis)

20,000 shares granted under the PSP 2012 and 15 shares granted under the gift to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and founder, Mr. Leonardo Del Vecchio; 15 shares held by his wife, Alessandra Mottes, under the gift to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and founder, Mr. Leonardo Del Vecchio.

(3ter)	14,028 shares held by Massimo Vian; 45 shares held by his wife, Alessandra Mottes.
(4)	Shares granted under the gift to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and founder, Mr. Leonardo Del Vecchio.
(5)	40,000 represented by ADRs, 10,000 of which are held through the Del Vecchio Family Foundation, 142,000 shares held by a trust constituted for the benefit of his minor children.
(6)	Included shares granted under the PSP Plan 2012 and shares bought following the exercise of stock options.

        In addition to the holdings disclosed in the chart above, two senior managers employed by Luxottica's US subsidiaries who participate in the Luxottica Group Tax Incentive Savings Plan, a company-sponsored 401(k) savings plan for Luxottica's U.S. employees (the "Plan"), beneficially own Luxottica ADRs through interests in the Plan. As of December 31, 2014, such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 1,468.90 ADRs. As of December 31, 2015 such senior managers beneficially owned interests in the Plan equivalent to, in the aggregate, 475.04 ADRs. The ADRs beneficially owned by Plan participants are held in the form of "units" of an investment fund offered under the Plan and are allocated by the Plan administrator to participant accounts based on U.S. dollar allocation amounts specified by the participants, which may result in holdings of fractional ADR investments.

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

        On September 14, 2004, our Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing 1.98% (or 9.6 million shares) of the Company's authorized and issued share capital as of April 8, 2016, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 29 to the Consolidated Financial Statements included in Item 18 of this Form 20-F). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination on August 30, 2014. In July 2006, we adopted an additional employee stock option plan providing for the issuance of options covering up to 20,000,000 ordinary shares of nominal value of Euro 0.06 each. The purpose of the plan is to provide additional incentives to key employees of the Group. Under the 2006 Option Plan, the option exercise price per share shall be the fair market value of an ordinary share on the date of grant, which, for U.S. employees, is defined as the higher of (i) the arithmetic average of the official market price of our ordinary shares on the MTA during the month ending on the day prior to the date of grant or (ii) the official market price of our ordinary shares on the MTA on the trading day immediately preceding the date of grant. Options granted under the plan generally become exercisable three years after the date of grant and expire nine years after such date.

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

        On February 28, 2012, the Board of Directors verified the achievement of the EPS targets over the reference period 2009 through 2011 and granted a total of 1,505,400 shares to 31 beneficiaries of the 2009 PSP Plan and approved cash distributions to three beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2009 PSP Plan's regulation.

        On February 28, 2013, the Board of Directors verified the achievement of EPS targets over the reference period 2010 through 2012 and granted a total of 523,800 shares to 34 beneficiaries of the 2010 PSP Plan and approved cash distributions to five beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2010 PSP Plan's regulation.

        On February 27, 2014, the Board of Directors verified the achievement of EPS targets over the reference period 2011 through 2013 and granted a total of 509,500 shares to 35 beneficiaries of the 2011 PSP Plan and approved cash distributions to two beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2011 PSP Plan's regulation.

        On March 2, 2015, the Board of Directors verified the achievement of EPS targets over the reference period 2012 through 2014 and granted a total of 498,778 shares to 39 beneficiaries of the 2012 PSP Plan and approved cash distributions to two beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2012 PSP Plan's regulation.

        On May 4, 2015, the Board of Directors made an ordinary grant under the 2015 PSP Plan for a total maximum amount of 893,160 units and made an extraordinary grant under the 2015 PSP Plan for a maximum amount of 688,800 Units.

        On March 1, 2016, the Board of Directors verified the achievement of EPS targets over the reference period 2013 through 2015 and granted a total of 830,054 shares to 464 beneficiaries of the 2013 PSP

Plan and approved cash distributions to two beneficiaries whose employment ended but who were entitled to allocation of amounts determined in accordance with the 2013 PSP Plan's regulation.

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

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 three-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the performance options previously granted). As of December 31, 2015, 185,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited, 599,500 were exercised and all remaining options were outstanding.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        At the Board of Directors meeting held on May 7, 2012, a total of 2,076,500 stock options were awarded under the 2006 Stock Option Plan to our employees and the employees of our subsidiaries. As of December 31, 2015, 282,500 of these stock options had been forfeited. As of December 31, 2015, the following grants were outstanding as detailed below:

	Number of options outstanding	Exercise price	Expiration date	Options held by officers and directors

2007 Grant(1)	5,000	Euro 24.05	March 6, 2016	—
2008 Grant	86,700	Euro 18.08	March 14, 2017	15,000
2008 PSP Grant(2)	—	—	—	—
2009 Non-U.S. Grant	30,000	Euro 13.45	May 7, 2018	—
2009 U.S. Grant	16,750	Euro 14.99	May 7, 2018	—
2009 Non-U.S. Residents Reassignment, Ordinary	68,000	Euro 13.45	May 7, 2018	—
2009 U.S. Residents Reassignment, Ordinary	40,500	Euro 15.03	March 31, 2017	20,000
2009 Non-U.S. Residents Reassignment, Performance Grant	400,000	Euro 13.45	May 7, 2018	—
2009 U.S. Residents Reassignment, Performance Grant	50,000	Euro 15.11	June 12, 2018	50,000
2010 Non-U.S. Residents Grant	115,000	Euro 20.72	April 29, 2019	—
2010 U.S. Residents Grant	33,000	Euro 21.23	April 29, 2019	—
2011 Non-U.S. Residents Grant	135,000	Euro 22.62	April 28, 2020	—
2011 U.S. Residents Grant	84,000	Euro 23.18	April 28, 2020	—
2012 Non-U.S. Residents Grant	439,000	Euro 26.94	May 7, 2021	20,000
2012 U.S. Residents Grant	158,750	Euro 28.32	May 7, 2021	—
2013 PSP Grant	1,066,680	—	—	219,120
2014 PSP Grant	1,083,180	—	—	238,200
2015 PSP Grant (ordinary)	848,880	—	—	212,200
2015 PSP Grant (extraordinary)	601,200	—	—	601,200

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

Stock options granted to directors, general managers and other executives with strategic responsibilities

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period (from - to)	Number of options	Exercise price	Exercise period (from - to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value** (Estimated Potential Value)

Executives with strategic responsibilities (Aggregate amounts for 10 executives with strategic responsibilities employed by the Company))
		2012 non-US Stock Option Plan (BOD resolution May 7, 2012)	60,000	Euro 26.94	May 7, 2015 - May 7, 2021	—	—	—	—	—	—	40,000	Euro 26.94	Euro 60.43 on 5/26/15)	—	20,000	—
														Euro 62.48 on 6/26/15)

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period (from - to)	Number of options	Exercise price	Exercise period (from - to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value** (Estimated Potential Value)

Executives with strategic responsibilities (Aggregate amount for 6 executives with strategic responsibilities employed by subsidiary companies)		2008 Stock Option Plan (BOD resolution March 13, 2008)	15,000	Euro 18.08	March 14, 2011 - March 14, 2017	—	—	—	—	—	—	—	—	—	—	15,000	—
		Reassigned ordinary plan 2009 US (BOD resolution May 7, 2009)	20,000	Euro 15.03	May 7, 2012 - May 7, 2018	—	—	—	—	—	—	—	—	—	—	20,000	—
		Reassigned extra-ordinary plan 2009 US (BOD resolution May 7, 2009)*	50,000	Euro 15.11	December 3, 2012 - June 12, 2018	—	—	—	—	—	—	—	—	—	—	50,000	—
Total			145,000									40,000				105,000	—

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

			Financial instruments granted in previous years and not vested during the year		Financial instruments granted during the year						Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments		Fair value on grant date (Estimated potential value)	Vesting period	Grant date	Market price on grant date	Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)

Massimo Vian	CEO Product & Operations	2012 PSP Plan (BOD resolution May 7, 2012) 2013 PSP Plan (BOD resolution April 29, 2013) 2014 PSP Plan (BOD resolution April 29, 2014) 2015 PSP Plan (BOD resolution May 4, 2015)	24,000 20,400 22,800 —	May 7, 2012 - December 31, 2014 April 29, 2013 - December 31, 2015 April 29, 2014 - December 31, 2016 —	— — — 134,400		— — — Euro 7,737,408	— — — May 4, 2015 - December 31, 2017	— — — May 4, 2015	— — — Euro 60.02	4,000 — — —	20,000 — — —	Euro 1,088,000 — — —	Euro 262,208 Euro 296,628 Euro 2,579,136
Adil Mehboob-Khan	CEO Markets	2015 PSP Plan (BOD resolution May 4, 2015)	—	—	327,600	**	Euro 18,859,932	**	May 4, 2015	Euro 60.02	—	—	—	Euro 6,286,644
Executives with strategic responsibilities (Aggregate amounts for 10 executives with strategic responsibilities employed by the Company)		2012 PSP Plan (BOD resolution May 7, 2012) 2013 PSP Plan (BOD resolution April 29, 2013) 2014 PSP Plan (BOD resolution April 29, 2014) 2015 PSP Plan (BOD resolution May 4, 2015)	105,600 106,520 117,000	May 7, 2012 - December 31, 2014 April 29, 2013 - December 31, 2015 April 29, 2014 - December 31, 2016	— — — 290,200		— — — Euro 16,706,814	— — — May 4, 2015 - December 31, 2017	— — — May 4, 2015	— — — Euro 60.02	17,600 — — —	88,000 — — —	Euro 4,787,200 — — —	— Euro 1,369.137 Euro 1,522,170 Euro 5,568,938
Executives with strategic responsibilities (Aggregate amounts for 6 executives with strategic responsibilities employed by subsidiary companies)		2012 PSP Plan (BOD resolution May 7, 2012) 2013 PSP Plan (BOD resolution April 29, 2013) 2014 PSP Plan (BOD resolution April 29, 2014) 2015 PSP Plan (BOD resolution May 4, 2015)	108,000 88,800 82,800 —	May 7, 2012 - December 31, 2014 April 29, 2013 - December 31, 2015 April 29, 2014 - December 31, 2016 —	— — — 49,200		— — — Euro 2,832,444	— — — May 4, 2015 - December 31, 2017	— — — May 4, 2015	— — — Euro 60.02	18,000 — — —	90,000 — — —	Euro 4,896,000 — — —	— Euro 1,141,376 Euro 1,077,228 Euro 944,148
Total			675,920	—	801,400		Euro 46,136,598	—	—		39,600	198,000	Euro 10,771,200	Euro 21,047,613

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period

**
Following the termination of the employment relationship with the Company starting from February 29, 2016, Adil Mehboob-Khan did not retain any rights with respect to previously assigned grants under long-term incentive plans.

Cash incentive plans for directors, general managers and other executives with strategic responsibilities (in Euro)

			2014 Bonus			Previous years bonuses			Other bonuses
Name	Office	Plan	Payable/ paid	Deferred	Term of deferral	Non payable	Payable/ paid	Deferred

Massimo Vian	CEO (since October 29, 2014)	MBO 2015	1,365,550	—	—	—	—	—	—
Adil Mehboob-Kahn	CEO Markets	MBO 2015	1,701,450	—	—	—	—	—	—
Executives with strategic responsibilities (Aggregate amounts for 10 executives with strategic responsibilities employed by the Company)		MBO 2015	3,295,600	—	—	—	—	—	—
Executives with strategic responsibilities (Aggregate amounts for 6 executives with strategic responsibilities employed by subsidiary companies)		MBO 2015	2,013,614	—	—	—	—	—	—
(III) Total			8,376,214	—	—	—	—	—	—

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

        The following table sets forth, as of April 8, 2016, the beneficial ownership of ordinary shares by each person beneficially owning 2% or more of the issued share capital (including ordinary shares represented by ADSs) known to us based on their most recent public filings or communications with us.

Identity of person or group	Amount of shares owned		Percent of class

Leonardo Del Vecchio	300,185,525	(1)	62.06%
Giorgio Armani	22,724,000	(2)	4.70%

(1)
299,423,025 shares (61.90%) held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 487,500 shares are held by his wife.

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

        As of March 31, 2016, approximately 5.49% of our ordinary shares were held in the form of ADSs by approximately 25,643 record holders. To the best of our knowledge, to date there are no arrangements that may result in a change of control of Luxottica Group S.p.A.

RELATED PARTY TRANSACTIONS

  License Agreements

        We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Brooks Brothers Group, Inc. which is controlled by Claudio Del Vecchio, a son of our Executive Chairman and majority stockholder. The license expires on December 31, 2019. Royalties paid to Brooks Brothers Group, Inc. under such agreement were Euro 0.9 million, Euro 0.8 million and Euro 0.8 million in the years ended December 31, 2015, 2014 and 2013, respectively.

        Management believes that the terms of this license agreement are fair to the Company.

  Service Revenues

        During the years ended December 31, 2015, 2014 and 2013, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million in each year. Management believes that the compensation received for these services was fair to the Company.

  Lease of Office Building

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan, Italy. The lease is for a period of seven years and five months and may be renewed for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which is a related party of Delfin S.à r.l., an entity that is controlled by the Company's Chairman, Leonardo Del Vecchio. In accordance with the procedure on related parties adopted by the Company and CONSOB regulation n. 17221/2010 and in light of the lease value, the agreement qualifies as a minor transaction with related parties. On March 31, 2014, the Risk and Control Committee, which is composed solely of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into the lease as well as on the convenience and fairness of the related conditions. The Company incurred lease expenses in 2015 of Euro 3.8 million.

  Resignation of Former CEOs

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

        On January 29, 2016, Mr. Adil Mehboob-Khan departed from the Board of Directors and as the Group's CEO for Markets and, effective February 29, 2016, from his other administrative roles with the Group. In connection with his termination, Luxottica paid Mr. Mehboob-Khan Euro 6.8 million in addition to severance pay linked to the termination of his employment relationship. In addition, Luxottica paid Mr. Mehboob-Khan Euro 0.2 million in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. No sums were awarded in connection with Mr. Mehboob-Khan's termination from the position of director and CEO for Markets. At the same time, the Board of Directors approved the assignment of responsibility for Markets, a role formerly held by Mr. Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Mr. Massimo Vian continues in his role as CEO for Product and Operations.

  Delfin Share Award

        On May 4, 2015 the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and founder, Mr. Leonardo Del Vecchio. This share award is a gift from the founder. An aggregate amount of 119,755 Luxottica Group treasury shares, with a total value of Euro 7.4 million, was granted on October 12, 2015 and accounted for in accordance with IFRS 2. Delfin S.à r.l. has reimbursed the Company for the value of this share grant.

  Technology Advisory Arrangements

        On March 1, 2016, Mr. Francesco Milleri was appointed as a Director with Deputy Functions of the Company. In the first three months of 2016 and during 2015, 2014 and 2013, the Company and certain of its subsidiaries entered into transactions with entities owned or controlled by Mr. Milleri primarily related to the implementation of the Group's updated IT platform. Amounts related to these transactions were Euro 2.2 million, Euro 16.5 million, Euro 4.9 million and Euro 4.4 million for the three-month period ended March 31, 2016 and for 2015, 2014 and 2013, respectively. The Company also is currently negotiating a two-year master agreement with the companies owned or controlled by Mr. Milleri for services related to the Group's IT platform with a total value of approximately Euro 20 million.

ITEM 8.    FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        See Item 18—"Financial Statements."

LEGAL PROCEEDINGS

  French Competition Authority Investigation

        Our French subsidiaries, Luxottica France S.A.S.U., Alain Mikli International S.A.S.U. and Mikli Diffusion France S.A.S.U., together with other major competitors in the French eyewear industry, have been the subject of an investigation conducted by the French Competition Authority (the "FCA")

relating to pricing and sales practices in such industry. The investigation is ongoing. In May 2015, the Company received a Statement of Objections from the FCA. This document contains the FCA's preliminary position on alleged anti-competitive practices and it does not prejudice its final decision.

        In August 2015, the Company filed detailed responses to the Statement of Objections. Luxottica will vigorously defend itself against the FCA's allegations. In early 2016, the FCA requested additional information, as is typical in this type of proceeding.

        No provision has been booked by the Group as this matter is at a stage which makes it not possible to assess the probability and range of potential liability. This assessment is based in part on the fact that the FCA's positions on significant issues are uncertain, including the duration of the alleged violations, the brands and sales channels involved and the applicability of mitigating or aggravating circumstances that are considered as part of the FCA's process for assessing any fines. If the FCA concludes that there was a violation, it will impose a fine, which may be contested in court. Such fine, assuming it was upheld by the court, could have a material effect on the Company's results of operations and financial condition. Considering the ongoing complex proceeding, it is difficult to predict the timing of any action by the FCA, including the conclusion of the proceeding and the imposition of any fine, which could occur at some point in 2016 or beyond.

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

	New York Stock Exchange		Milan Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2011	34.40	25.07	23.49	18.73
2012	41.73	27.52	31.70	21.76
2013	55.70	41.93	42.65	31.91
2014
First Quarter	58.00	50.32	42.52	37.41
Second Quarter	58.73	55.22	43.20	39.75
Third Quarter	58.20	50.56	42.84	38.75
Fourth Quarter	55.17	45.34	45.50	35.70
Year 2014	58.73	45.34	45.50	35.70
2015
First Quarter	64.00	53.36	60.00	44.91
Second Quarter	69.83	63.25	62.60	56.20
Third Quarter	73.95	64.14	67.45	55.60
Fourth Quarter	72.49	63.22	64.55	57.85
November 2015	68.91	65.53	64.30	61.25
December 2015	68.20	63.22	64.55	57.85
Year 2015	73.95	53.36	67.45	44.91
2016
January 2016	63.85	60.26	58.85	55.20
February 2016	59.73	55.00	54.25	49.08
March 2016	57.45	53.12	53.75	48.50
April 2016 (through April 8)	55.68	54.19	49.06	47.75

        The high and low closing prices of the ADSs on the NYSE for the first quarter of 2016 were U.S. $63.85 and U.S. $53.12, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2016 were Euro 58.85 and Euro 48.50, respectively.

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

Notification of the Acquisition of Shares and Voting Rights

        Pursuant to Italian securities law and CONSOB implementing regulations thereof, any person acquiring any interest in excess of 3% in the voting shares (or in the overall number of exercisable voting rights, in case the company has issued shares granting more than one vote each, which are referred to as "loyalty shares") of a listed company must give notice to CONSOB and the company whose shares are acquired. In case the interest is acquired in a "small or medium size company," the above threshold is increased to 5%. Small and medium size companies are those: (i) whose total revenues, before any listing, are below Euro 300,000,000; or (ii) whose market capitalization is below Euro 500,000,000. If both thresholds are crossed for three consecutive years , the relevant company cannot be considered a small or medium size company. In order to protect investors and the efficiency and transparency of the capital markets, CONSOB may impose, for a limited period of time, a lower threshold in case of a company with an elevated current market value and a particularly widely held stock. The voting rights attributable to the shares in respect of which notification has not been made shall not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

        In addition, subject to any proposed changes in the following threshholds proposed by CONSOB, any person whose aggregate "actual" shareholding in a listed company exceeds or falls below 2% (if the relevant company is not a "small or medium size company"), 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% or 95% of the listed company's voting share capital is obligated to notify CONSOB and the listed company whose shares are acquired or disposed of. In the case of "loyalty shares," the above thresholds shall refer to the overall number of voting rights that each stockholder can exercise. For the purpose of calculating the "actual" shareholding, the following shall be taken into consideration: (i) shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party or are suspended; (ii) shares that are not owned by such person, but for which it can exercise voting rights (e.g. as depositary having discretionary power to exercise voting rights); (iii) except in certain circumstances, shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. Any person holding a "potential holding" (i.e., financial instruments that, pursuant to a binding agreement, grant the right to acquire underlying shares on the holder's own initiative and through a physical settlement) must notify the company and CONSOB whenever such "potential" holding reaches, exceeds or falls below the following percentage thresholds: 5, 10, 15, 20, 25, 30, 50 and 75. Moreover, anyone holding an "overall long position" (being the sum of the "actual" and "potential" shareholdings, as previously described, as well as of any "other long position" in derivatives, irrespective of whether such instrument provides for cash or physical settlement) must notify the company and CONSOB whenever such "overall long position" reaches, exceeds or falls below the following percentage thresholds: 10, 20, 30 and 50. If shares can be acquired as a consequence of the exercise of conversion rights or warrants, such shares are included in the relevant holding only if the purchase can take place within 60 days. Notification should be made (except in certain circumstances) promptly and, in any case, within five trading days from the relevant transaction (irrespective of the settlement date). In the case of "loyalty shares," disclosure of the significant shareholding—pursuant to the above—shall be given promptly or, in any case, within five trading days following the periodic disclosure given by the relevant issuer on the overall number of exercisable voting rights.

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

  General Meetings

        Meetings of the stockholders may be held at our executive offices in Italy, in any country in the European Union or in the United States, following publication of notice of the meeting, including the agenda, on the Company's website and, if required by law, in the form of an excerpt in one or more of the following daily newspapers: "Il Sole 24Ore," "Corriere della Sera" or "la Repubblica", at least 30 days before the date fixed for the meeting. The notice shall contain a list of the subject matters to be dealt with at the meeting, a description of the procedures to be complied with in order to attend, and vote in, such meeting, and the deadline to submit questions to the Board or to ask for additions to the agenda. Within the same time period, the Board of Directors shall also publish (i) reports describing the subject matters to be dealt with at the meeting, by making them available both at the company's registered office and on its website, (ii) all of the documents that will be submitted to the stockholders during the meeting and (iii) the forms that stockholders may use for the appointment of proxies and information about the company's share capital, by making these materials available on the company's website.

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

        Ordinary stockholders' meetings must be convened at least once a year to approve the annual financial statements of Luxottica Group S.p.A. Our By-laws provide that the meeting for the approval of the financial statements can be convened within the time specified by the law in force from time to time. The drafts of the statutory financial statements and consolidated financial statements, together with the opinions of the auditors, shall be filed and published within four months from the end of the fiscal year. Financial statements shall be published and filed at least 21 days before the meeting called to approve them.

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

        A list for the appointment of directors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the percentage established by CONSOB pursuant to article 147-ter, subparagraph 1, Decree no. 58/98. For 2015, the year in which the current Board of Directors was appointed, the percentage established by CONSOB for Luxottica was equal to 0.5%. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list. The lists shall set forth not more than fifteen candidates, listed in descending numerical order.

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

        Pursuant to Decree no. 58/98, the by-laws of listed companies shall provide that at least one-third of the directors belong to the less-represented gender (for the first board of directors to be appointed following August 2012—including with respect to the board of directors of Luxottica Group S.p.A., which was appointed in 2015—the minimum threshold set forth by the law is temporarily reduced to one-fifth). For this reason, the By-laws of Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that, in case the threshold is not complied with at the end of the voting procedure, the last candidate appointed from the Majority List shall be replaced by the first non-appointed candidate of the same list belonging to the less-represented gender, in order starting from the bottom of the Majority List. Should this substitution not be enough to comply with the abovementioned threshold, the stockholders' meeting shall appoint a number of Directors belonging to the less-represented gender, in substitution for the last candidates appointed by the Majority List and belonging to the more-represented gender, so as to reach the abovementioned threshold.

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

        Pursuant to article 27 of our By-laws a list for the appointment of Statutory Auditors can be presented only by those stockholders who, alone or jointly with other presenting stockholders, at the time of the presentation of the list, hold an aggregate interest at least equal to the one established by CONSOB pursuant to article 147-ter, subparagraph 1, of Decree no. 58/98. For 2015, the year in which the current Board of Statutory Auditors was appointed, the percentage established by CONSOB for Luxottica was equal to 0.5%. The lists shall be filed at the registered office of the Company at least 25 days prior to the stockholders' meeting called for the appointment of the Statutory Auditors and published by the Company at least 21 days before the date of such meeting.

        The lists shall indicate the name of one or more candidates to be appointed as regular Statutory Auditors and alternate Statutory Auditors.

        Pursuant to Decree no. 58/98, at least one-third of regular Statutory Auditors shall belong to the less-represented gender. Additionally, the minimum threshold required by law was temporarily reduced to one-fifth for the first appointments made after August 2012 and such threshold was applicable to the Board of Statutory Auditors of Luxottica Group S.p.A. appointed in April 2015. Consequently, the By-laws of the Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that each list containing at least three candidates shall include a number of candidates of the less-represented gender equal to at least the minimum number required by law.

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

MATERIAL CONTRACTS

        The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since April 30, 2014 and, as of the date of this Form 20-F, contain provisions under which we or one or more of our subsidiaries has an obligation or entitlement which is or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this Form 20-F.

Contracts Relating to the Company's Indebtedness

        On February 27, 2015, the Group terminated its Euro 500 million multicurrency (Euro/U.S. dollars) revolving credit facility. As of the date of termination, the facility was undrawn.

        On July 1, 2015, the Series B Notes issued in a private placement by U.S. Holdings matured and were fully repaid in the amount of U.S. $127 million.

        On November 10, 2015, the Group repaid the Euro 500 million senior unsecured guaranteed notes due 2015 in full.

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

        At the date hereof, Article 49 of decree 231/2007 provides that the transfer of cash, bearer bank or postal passbooks and bearer instruments in Euro or foreign currency, effected for any reason between different parties (resident or non-resident) (a "Transfer"), is forbidden when the total amount is equal to or greater than Euro 3,000 (Euro 1,000 for money remittances provided for by Article 1, Paragraph 1, Letter b, n. 6, of Legislative Decree n. 11/2010). A Transfer is also forbidden when carried out through multiple payments—each lower than the Euro 3,000 threshold—that appear designed to circumvent such prohibition. A Transfer may only be executed through banks, electronic money institutions, "Poste Italiane S.p.A." (Italian Mail) and payment institutions (the latter subject to certain conditions) (collectively, the "Authorized Operators"). Within 30 days of their knowledge, the Authorized Operators must promptly notify the Ministry of Finance of any breach of the provisions set out in article 49 of decree 231/2007. The Ministry of Finance must immediately notify the Italian Tax Police ("Guardia di Finanza") of the abovementioned breaches. The latter may, in turn, inform the Italian Tax Agency ("Agenzia delle Entrate"), so as to allow the Italian Tax Agency to carry out proper tax investigations (if any).

        In addition, when the total amount of a Transfer is equal to or greater than Euro 15,000, the Authorized Operators are required to (i) duly identify the customer and the relevant beneficial owner on the basis of documents, data or information deriving from an independent and reliable source, (ii) set up a "Data Processing Archive" ("Archivio Unico Informatico") which contains a copy of any document required for the customer's and beneficial owner's identification, (iii) notify the Financial Intelligence Unit ("Unità di Informazione Finanziaria") of the Bank of Italy of any suspicious operation, where possible, before carrying out the Transfer and (iv) keep record of the information under point (i) above for ten years following the Transfer. Sanctions are provided for, among other things: (i) breach of customer identification obligations and recording duties (administrative sanctions); (ii) breach of the requirement to disclose the fact that a suspicious transaction was reported (criminal sanctions); and (iii) failure to set up the Data Processing Archive and to report suspicious transactions to the Financial Intelligence Unit (administrative sanctions).

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

        Individuals, non-profit entities and certain partnerships that are resident in Italy for tax purposes and hold or beneficially own investments abroad or foreign financial assets are required to disclose on their annual tax declarations all investments held or beneficially owned outside Italy and foreign financial assets held or beneficially owned during each taxable period through which income taxable in Italy may be derived. The same disclosure shall also be made in case, during the considered taxable period, the foreign investments have been completely disposed of. No such disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets and contracts are collected through the intervention of the same intermediaries and such intermediaries apply withholding or substitute tax thereon. In addition, no disclosure is required for bank deposits and accounts of amount not exceeding Euro 15,000 in the tax period. Corporations and commercial partnerships resident in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

        In addition, the following summary does not discuss the tax treatment of ordinary shares or ADSs that are held in connection with a permanent establishment or fixed base through which a U.S. holder carries on business or performs personal services in Italy and does not deal with the impact of application in Italy of the U.S. FATCA legislation (and of any rules or agreements implementing the U.S. FATCA legislation in Italy) and of any provisions implementing EU Directive No. 2014/107 on mandatory automatic exchange of information in the field of taxation and the Common Reporting Standard released by the OECD in February 2014 (including Italian Ministerial Decree of December 28, 2015). Furthermore, certain persons that may not be U.S. holders but who may otherwise be subject to U.S. federal income tax liability will also be subject to U.S. federal as well as Italian tax consequences due to their ownership and disposition of ADSs or ordinary shares. Such investors should consult with their own advisors as to the particular consequences associated with their investment.

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

        For purposes of the Treaty, the Estate Tax Convention and the Code, U.S. holders of ADSs will be treated as the owners of the underlying ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to Italian income tax or U.S. federal income tax.

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

        The Italian legislation provides for the application of a reduced 1.375% (1.20% starting from January 1, 2017) withholding tax or substitute tax on dividends paid by an Italian corporation out of profits accrued from January 1, 2008 (for entities ending their tax year on December 31) to non-resident beneficiary entities (i) subject to corporate taxation and (ii) resident in an EU Member State or in other states (excluding the United States) which adhere to the "Accordo sullo spazio economico europeo," which are included in an ad hoc "white list." At the date hereof, reference is to be made to the "white list" provided by Ministerial decree dated September 4, 1996, which reports the list of countries allowing an adequate exchange of information with the Italian tax authority.

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

        A non-Italian resident beneficial owner of ordinary shares or ADSs can obtain application of substitute tax on dividends of Italian source at a reduced rate of 1.375% (1.20% starting from January 1, 2017) or 11%, as applicable, from the intermediary with which the shares are deposited by promptly submitting ad hoc request, together with proper documentation attesting to the residence and status of the beneficial owner (including a certificate of tax residence from the competent foreign tax authorities).

        As an alternative to the application of the more favorable treaty rate of substitute tax on dividends or where an income tax treaty does not apply, and except for entities that benefit from the above-mentioned 1.375% (1.20% starting from January 1, 2017) or 11% substitute tax, under domestic Italian law non-resident stockholders can claim a refund of an amount up to 11/26ths of the 26% substitute tax on dividend income from Italian tax authorities provided that (i) they implement an ad hoc refund procedure in accordance with the terms and conditions established by law, and (ii) they provide evidence that this dividend income was subject to income tax in their country of residence in an amount at least equal to the total refund claimed. Beneficial owners of ordinary shares or ADSs should contact their tax advisors concerning the possible availability of these refunds, the payment of which is normally subject to extensive delays.

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

        Tax on Capital Gains.    Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non-Italian resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected may be subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADSs and/or rights) disposed of is "qualified" or "non-qualified." The disposal of a "qualified" shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a stockholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than 5% of the share capital or 2% of the shares with voting rights at an ordinary stockholders' meeting of the corporation and (ii) in any twelve-month period following the date the ownership test under (i) is met, such stockholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non-Italian resident stockholders upon disposal of a "non-qualified" shareholding, are in principle subject in Italy to a capital gain tax ("CGT") at 26%. However, an exemption from CGT is provided for gains realized by non-Italian resident stockholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of "non-qualified" shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non-Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration that they are not resident in Italy for tax purposes, in order to benefit from this exemption, in the case that the "risparmio amministrato" (non-discretionary investment portfolio) or "risparmio gestito" (discretionary investment portfolio) regime, respectively, provided for by articles 6 and 7 of Italian legislative decree November 21,1997, no. 461 applies to them. Upon disposal of a "qualified" shareholding, non-Italian resident stockholders are in principle subject to Italian ordinary taxation on 49.72% of the capital gain realized (pursuant to law 28 December 2015, No. 208, such percentage is proposed to be redetermined by Ministerial Decree in connection with the provided reduction of Italian Corporate Income Tax that is proposed to be effective starting from January 1, 2017).

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

        Passive Foreign Investment Company Considerations.    A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is "passive income," or (b) the average percentage of the gross value of its assets that produce "passive income" or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special "look-through" rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2015. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above.

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

        Persons who are not U.S. persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

        At December 31, 2015, we did not have any instruments subject to interest rate sensitivity.

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

        From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2015, we had several currency forward derivatives and option structures replicating forward contracts (zero cost collar) with a maturity no longer than 180 days. We may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

        Translation Risk.    A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2015 and 2014, and is not meant to be a tabular disclosure of market risk:

2015	U.S. Dollars	Euro	Other	Total

Revenues	55.1%	16.6%	28.3%	100.0%
Costs and operating expenses	51.5%	21.7%	26.8%	100.0%

	U.S. Dollars
2014		Euro	Other	Total

Revenues	55.3%	19.5%	25.2%	100.0%
Costs and operating expenses	52.9%	23.4%	23.7%	100.0%

        Because a large portion of our revenues and expenses are denominated in U.S. dollars, translation risk resulting from fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a 10% weakening of the U.S. dollar against the Euro as compared to the actual 2015 and 2014 average exchange rate between the U.S. dollar and Euro would have been a decrease in income before taxes of Euro 99.4 million and Euro 76.9 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

        5.     Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;6. Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs;

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

        Since January 1, 2015, we received the following direct and indirect payments from Deutsche Bank Trust Company Americas in the aggregate amount of U.S. $252,650.74 for expenses relating to the ADR program, including NYSE listing fees in relation to the listing of the ADRs and expenses related to road shows.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we furnish or file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officers and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officers and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based upon that evaluation, our principal executive officers and our principal financial officer have concluded that, as of December 31, 2015, our disclosure controls and procedures are effective.

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

        Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

        The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers S.p.A., as stated in their report, which appears in Item 18 of this Form 20-F.

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

ITEM 16B.    CODE OF ETHICS

        The Board of Directors adopted a Code of Ethics, as may be amended from time to time, that applies to our executive chairman, chief executive officer, chief financial officer and all of our directors, members of management bodies, any other employees, and that is addressed to those who directly or indirectly permanently or temporarily have relationships and dealings with the Company. We will provide a copy of our Code of Ethics without charge upon a written request sent to our registered office at Piazzale L. Cadorna 3, 20123 Milan, Italy. You may also obtain a copy of our Code of Ethics on our website at www.luxottica.com.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers S.p.A. ("PricewaterhouseCoopers") was engaged as our independent registered public accounting firm to audit our Consolidated Financial Statements for the years ended December 31, 2015 and 2014. Due to the nature of our operations, some PricewaterhouseCoopers entities and affiliates perform other audit-related, tax and other services for the Group around the world. The Board of Statutory Auditors is responsible for the approval of all audit services for the annual audit of Luxottica Group S.p.A.'s own financial statements and for the audit of the Consolidated Financial Statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all audit-related and non-audit services permissible for all entities in the Group. The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers in 2015 and 2014:

	2015 Fees	2014 Fees
(Amounts in thousands of Euro)

Audit fees (including annual financial statement audit, semi-annual reviews and Sarbanes-Oxley audit)	8,594	7,258
Audit-related fees (including benefit plan audits and acquisition due diligence)	86	295
Tax fees (including compliance and planning)	888	672
All other fees	70	—

Total fees	9,637	8,225

        Our Board of Statutory Auditors has approved all of the audit and non-audit fees of PricewaterhouseCoopers for the year 2015 in accordance with the pre-approval policy set forth above.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        At the Stockholder's Meeting held on April 24, 2015, the Company was authorized to purchase, in one or more tranches, up to a maximum of 10 million ordinary shares during the period ending on the date of the next general meeting of stockholders convened to approve the statutory financial statements, provided that such authorization will not extend beyond a maximum of 18 months from the date the resolution was adopted. Pursuant to such authorization, on June 25, 2015, the Company signed an agreement to enhance the market liquidity of Luxottica Group shares in compliance with CONSOB's market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity (the "Liquidity Agreement"). From January 1, 2015 to December 31, 2015, pursuant to the Liquidity Agreement, the Company made the following purchases of our ordinary shares along with purchases of our affiliate, Delfin S.à r.l., an entity established and controlled by Mr. Leonardo Del Vecchio:

				Maximum number (or approximate value) of Ordinary Shares that may be purchased under Plans or Programs
			Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs
		Average Price Paid per Ordinary Share (in Euro)
	Total Number of Ordinary Shares Purchased
Purchases of our Ordinary Shares by Month

May 2015	380,000	57.47	—	—
June 2015	344,628	61.56	62,628	9,937,372
July 2015	154,007	60.92	154,007	9,783,365
August 2015	918,865	60.29	266,865	9,516,500
September 2015	180,203	59.51	180,203	9,336,297
October 2015	204,261	61.92	204,261	9,132,036
November 2015	256,147	62.34	256,147	8,875,889
December 2015	312,342	60.62	312,342	8,563,547

Total year ended December 31, 2015	2,750,453	60.39	1,436,453	8,563,547

A total of 1,314,000 ordinary shares were purchased by our affiliate, Delfin S.à r.l., an entity established and controlled by Mr. Leonardo Del Vecchio, at an average price of Euro 59.38 per share. These transactions were made through off-market purchases and purchases on the MTA.

For additional information, see Item 7—"Major Shareholders and Related Party Transactions.

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

        The Code was updated in December 2011, in 2014 and again in 2015. Information about the implementation of the Code of Corporate Governance is included in our Corporate Governance Report, which was made publicly available on April 6, 2016.

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

        Pursuant to the Code of Corporate Governance, our Board of Directors has evaluated that nine directors are independent: Messrs. Feola, Salzburger, Santel, Veronesi and Zappia and Mses. Brogi, Magistretti, Pierdicchi and Scocchia. This number of independent directors complies with the abovementioned provisions of law as well as with the "adequate number" of non-management directors recommended. During 2015, our lead independent director, Marina Brogi, convened one meeting of independent directors.

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

        With respect to the nomination of directors and auditors, Italian law requires lists of nominees to be filed with the registered office of the Company, at least 25 days before its ordinary meeting of stockholders. The Company shall make the lists available to the public at least 21 days before the general meeting. The Code of Corporate Governance also recommends the constitution of a committee to recommend candidates for appointment to the position of director made up by (or a majority of) independent directors. The committee, among other duties, shall express opinions to the Board of Directors regarding its size and composition and express recommendations with regard to the professional skills necessary within the board and submit to the Board of Directors candidates for directors to be appointed to fill any independent director vacancies on the Board of Directors. The Board of Directors of Luxottica Group has elected not to appoint such a committee.

        The Code of Corporate Governance requires that, unless the reason for non-compliance is disclosed, Italian listed companies shall appoint a Compensation Committee and that its members shall all be independent directors. As an alternative, the committee shall be composed of non-executive directors, the majority of whom are independent. In such a case, the chairman of the committee shall be an independent director. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers' compensation and our remuneration plans. On April 24, 2015, the Board of Directors of the Company appointed Andrea Zappia, Chairman, Marina Brogi and Mario Notari, all non-executive directors, as members of the Human Resources Committee. Andrea Zappia and Marina Brogi are also independent directors. The Human Resources Committee reports to the Board of Directors at least twice a year.

        For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, please see our Annual Report on Corporate Governance available on the Company website at www.luxottica.com.

  Control and Risk Committee

        The Code of Corporate Governance also requires the establishment of a Control and Risk Committee. Our Control and Risk Committee consists of three independent directors. The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system, the proper use of accounting principles in conjunction with our administration managers and auditors and the process for the identification and management of corporate risks. The committee reports to the Board of Directors at least twice a year. The members of the Control and Risk Committee, appointed by the Board of Directors on April 24, 2015, are Elisabetta Magistretti, Chairperson, Luciano Santel and Cristina Scocchia, each an independent director.

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

  Stockholder Approval of Equity Compensation Plans

        The NYSE listing standards require U.S. listed companies to seek stockholder approval for certain equity compensation plans. Italian law requires Italian listed companies to submit any incentive plans based on securities and reserved to directors of the company or its subsidiaries or to employees and capital increases of shares reserved for issuance under their equity compensation plans to stockholders for their approval at the meeting of stockholders. In accordance with Italian law, our stockholders approved capital increases of shares reserved for issuance under our existing stock option plans. In accordance with Italian law, our stockholders also approved our 2008 PSP Plan and our 2013-2017 PSP Plan.

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

        The procedure provides that an appropriate board committee shall provide its opinion with respect to Related Party Transactions. The opinion of the committee is considered non-binding for certain smaller transactions but will be deemed to be binding for more significant transactions. The Board of Directors resolved, as authorized based on, among other things, the interested parties involved in each individual transaction, that (i) the Human Resources Committee shall be involved and consulted regarding transactions for the remuneration and economic benefits of the members of the management and control bodies and managers in strategic roles and (ii) the Control and Risk Committee shall be involved and consulted regarding other transactions with related parties. Our Related Party Transactions Procedure is available on our website at www.luxottica.com.

ITEM 16H.    MINE SAFETY DISCLOSURE.

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Luxottica Group S.p.A.

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.p.A.

Milan, Italy
April 21, 2016

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

(Amounts in thousands of Euro)	Note reference	2015	2014

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	864,852	1,453,587
Accounts receivable	7	858,053	754,306
Inventories	8	833,272	728,404
Other assets	9	272,932	231,397

Total current assets		2,829,109	3,167,695
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,435,524	1,317,617
Goodwill	11	3,596,983	3,351,263
Intangible assets	11	1,442,148	1,384,501
Investments	12	65,378	61,176
Other assets	13	105,574	123,848
Deferred tax assets	14	174,433	188,199

Total non-current assets		6,820,040	6,426,603

TOTAL ASSETS		9,649,148	9,594,297

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	110,450	151,303
Current portion of long-term debt	16	44,882	626,788
Accounts payable	17	927,186	744,272
Income taxes payable	18	34,179	42,603
Short-term provisions for risks and other charges	19	118,779	187,719
Other liabilities	20	671,424	636,055

Total current liabilities		1,906,900	2,388,740
NON-CURRENT LIABILITIES:
Long-term debt	21	1,715,104	1,688,415
Employee benefits	22	136,200	138,475
Deferred tax liabilities	14	277,327	266,896
Long-term provisions for risks and other charges	23	104,508	99,223
Other liabilities	24	91,391	83,770

Total non-current liabilities		2,324,529	2,276,778
STOCKHOLDERS' EQUITY:
Capital stock	25	29,019	28,900
Legal reserve	25	5,784	5,735
Reserves	25	4,642,238	4,318,124
Treasury shares	25	(68,636)	(73,875)
Net income	25	804,119	642,596

Luxottica Group stockholders' equity	25	5,412,524	4,921,479
Non-controlling interests	26	5,196	7,300

Total stockholders' equity		5,417,719	4,928,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,649,148	9,594,297

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Amounts in thousands of Euro)	Note reference	2015	2014	2013

Net sales	5	8,836,578	7,652,317	7,312,611
Cost of sales		2,835,426	2,574,685	2,524,006

Gross profit		6,001,152	5,077,632	4,788,605

Selling and advertising		3,537,224	3,013,399	2,866,307
General and administrative		1,087,484	906,620	866,624
Total operating expenses		4,624,708	3,920,019	3,732,931

Income from operations	5	1,376,445	1,157,613	1,055,673

Other income/(expense)
Interest income	27	11,190	11,672	10,072
Interest expense	27	(106,439)	(109,659)	(102,132)
Other—net	27	(3,281)	455	(7,247)

Income before provision for income taxes		1,277,914	1,060,080	956,366

Provision for income taxes	27	(471,042)	(414,066)	(407,505)
Net income		806,873	646,014	548,861

Of which attributable to:
—Luxottica Group stockholders		804,119	642,596	544,696
—Non-controlling interests		2,753	3,417	4,165

NET INCOME		806,873	646,014	548,861

Weighted average number of shares outstanding:
Basic	30	479,553,693	475,947,763	472,057,274
Diluted	30	482,073,361	479,247,190	476,272,565
EPS (in Euro):
Basic	30	1.68	1.35	1.15
Diluted	30	1.67	1.34	1.14

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Amounts in thousands of Euro)	Note Reference	2015	2014	2013

Net income		806,873	646,014	548,861
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge	31	—	—	438
Related tax effect		—	—	(120)
Currency translation differences	25	267,546	392,527	(286,602)
Total items that may be reclassified subsequently to profit or loss:		267,546	392,527	(286,284)
Items that will not be reclassified to profit or loss:
Actuarial (loss)/gain on defined benefit plans	22	14,167	(84,187)	103,111
Related tax effect		(3,994)	31,626	(39,894)

Total items that will not be reclassified to profit or loss:		10,173	(52,561)	63,217

Total other comprehensive income/(loss)—net of tax		277,720	339,966	(223,067)

Total comprehensive income for the period		1,084,592	985,980	325,794

Attributable to:
— Luxottica Group stockholders' equity		1,080,968	982,119	325,007
— Non-controlling interests		3,624	3,861	787

Total comprehensive income for the period		1,084,592	985,980	325,794

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

Balance as of January 1, 2013	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,372	11,868

Total Comprehensive Income as of December 31, 2013—	—	—	—	—	608,230	—	(283,223)	—	325,007	787

Exercise of stock options	4,322,476	259	—	75,007	—	—	—	—	75,266	—
Non-cash stock-based compensation	—	—	—	—	—	27,547	—	—	27,547	—
Excess tax benefit on stock options	—	—	—	8,314	—	—	—	—	8,314	—
Granting of treasury shares to employees	—	—	—	—	(8,869)	—	—	8,869	—	—
Change in the consolidation perimeter	—	—	—	—	(989)	—	—		(989)	(2,051)
Dividends (Euro 0.49 per ordinary share)	—	—	—	—	(273,689)	—	—	—	(273,689)	(3,497)
Allocation of legal reserve	—	—	88	—	(88)	—	—	—	—	—

Balance as of December 31, 2013	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of December 31, 2014	—	—	—	—	590,036	—	392,083	—	982,119	3,861

Exercise of stock options	4,110,910	247	—	69,740	—	—	—	—	69,987	—
Non-cash stock-based compensation	—	—	—	—	—	31,826	—	—	31,826	—
Excess tax benefit on stock options	—	—	—	3,062	—	—	—	—	3,062	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends (Euro 0.65 per ordinary share)	—	—	—	—	(308,343)	—	—	—	(308,343)	(3,668)
Allocation of legal reserve	—	—	24	—	(24)	—	—	—	—	—

Balance as of December 31, 2014	481,671,583	28,900	5,735	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Total Comprehensive Income as of December 31, 2015	—	—	—	—	814,292	—	266,675	—	1,080,968	3,624

Exercise of stock options	1,981,750	119	—	47,560	—	—	—	—	47,679	—
Non-cash stock-based compensation	—	—	—	—	—	49,692	—	—	49,692	—
Excess tax benefit on stock options	—	—	—	17,525	—	—	—	—	17,525	—
Increase in treasury shares	—	—	—	—	—	—	—	(6,879)	(6,879)	—
Granting of treasury shares to employees	—	—	—	—	(12,118)	—	—	12,118	—	—
Contributions from Delfin S.á .r.l.	—	—	—	—	7,171	—	—	—	7,171	—
Change in the consolidation perimeter	—	—	—	—	(15,397)	—	—	—	(15,397)	(3,594)
Dividends (Euro 1.44 per ordinary share)	—	—	—	—	(689,714)	—	—	—	(689,714)	(2,135)
Allocation of legal reserve	—	—	49	—	(49)	—	—	—	—	—

Balance as of December 31, 2015	483,653,333	29,019	5,784	549,950	4,334,745	350,531	211,311	(68,636)	5,412,524	5,196

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Amounts in thousands of Euro)	Note Reference	2015	2014	2013

Income before provision for income taxes		1,277,914	1,060,080	956,366
Stock-based compensation	32	49,692	31,826	28,078
Depreciation and amortization	10/11	476,888	383,996	366,653
Net loss on disposals of fixed assets and intangible assets	10/11	22,877	16,339	15,609
Financial expenses		106,439	109,659	100,392
Other non-cash items(*)		(4,770)	(1,295)	—
Changes in accounts receivable		(108,648)	(41,254)	(16,827)
Changes in inventories		(85,217)	7,326	11,785
Changes in accounts payable		115,635	24,578	12,538
Changes in other assets/liabilities		(7,827)	21,194	(30,433)
Total adjustments		565,069	552,369	487,794
Cash provided by operating activities		1,842,983	1,612,449	1,444,160
Interest paid		(79,752)	(93,135)	(94,456)
Taxes paid		(565,940)	(349,196)	(427,857)
Net cash provided by operating activities		1,197,291	1,170,118	921,847
Additions of property, plant and equipment	10	(319,817)	(280,779)	(274,114)
Disposals of property plant and equipment	10	—	—	2,366
Purchases of businesses—net of cash acquired(**)	4	(21,017)	(41,091)	(73,015)
Sales of businesses		—	—	13,553
Investments in equity investees(***)	12	1,502	1,161	(47,507)
Additions to intangible assets	11	(143,987)	(138,547)	(101,085)

Net cash used in investing activities		(483,319)	(459,256)	(479,801)

Long-term debt:
—Proceeds	21	4,082	497,104	4,504
—Repayments	21	(649,310)	(318,500)	(327,068)
Increase in short-term lines of credit		—	135,686	—
(Decrease) in short-term lines of credit	15	(39,022)	—	(44,303)
Exercise of stock options		47,678	69,989	75,266
Purchase of treasury shares	25	(6,879)	—	—
Purchase of non-controlling interests(****)		(18,990)	—	—

Dividends	33	(691,849)	(312,012)	(277,186)

Net cash provided by (used in) financing activities		(1,354,291)	72,267	(568,787)

Increase/(decrease) in cash and cash equivalents		(640,319)	783,129	(126,742)

Cash and cash equivalents, beginning of the period		1,453,587	617,995	790,093

Effect of exchange rate changes on cash and cash equivalents		51,582	52,464	(45,355)

Cash and cash equivalents, end of the period		864,852	1,453,587	617,995

(*)
Other non-cash items in 2015 and 2014 included the adjustment to investments measured using the equity method.

(**)
Purchases of businesses—net of cash acquired in 2015 included the purchase of the remaining 49% of Luxottica Nederland B.V. for Euro (19.0) million and Sunglass Warehouse for Euro 21.0 million.

Purchases of businesses—net of cash acquired in 2014 included the purchase of glasses.com for Euro (30.1) million and other minor acquisitions in the retail segment for Euro (11.0) million.

Purchases of businesses—net of cash acquired in 2013 included the purchase of Alain Mikli International S.A. for Euro (71.9) million.

(***)
The change in investment in 2013 relates to the purchase of 36.33% of the share capital of Salmoiraghi & Viganò.

(****)
Purchase of non-controlling interests included the acquisition of the remaining 49% of Luxottica Nederland B.V. for Euro (19.0) million.

Luxottica Group S.p.A.
Registered office at Piazzale L. Cadorna 3—20123 Milan
 Share capital € 29,019,199.98
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2015

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Piazzale L. Cadorna 3.

        The Company and its subsidiaries (collectively, the "Group") operate in two segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of proprietary brands and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2015, the Company owned and operated 6,589 retail locations worldwide and franchised an additional 676 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley Inc. ("Oakley") and Multiópticas Internacional S.L.

        Through 2014, the retail division's fiscal year was a 52- or 53-week period ending on the Saturday nearest December 31. In 2015, the retail subsidiaries of the Group that did not previously report on a calendar-year basis modified their respective reporting calendars in order to align with those of Luxottica Group S.p.A. and other subsidiaries in the consolidated Group that report on a calendar-year basis. Had such retail subsidiaries of the Group continued to use a 52/53-week calendar in 2015, there would not have been a material impact on the consolidated results of the Group.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on March 1, 2016.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2015 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

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
As of DECEMBER 31, 2015

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Transactions with equity owners

        Transactions such as contributions from owners in their capacity as owners of the entity are recorded in equity.

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
As of DECEMBER 31, 2015

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

COMPOSITION OF THE GROUP

        During 2015, the composition of the Group changed due to the acquisition of the remaining 49% of Luxottica Nederland B.V. ("Luxottica Netherlands").

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
As of DECEMBER 31, 2015

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

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line, which approximates the weighted average cost, and the net realizable value. The net realizable value represents the estimated sales price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions for write-downs for raw materials, work in process and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their net realizable value. The Group also considers other reasons that the cost of inventories may not be recoverable such as damage, declines in selling price, increased costs of completion and increased costs to be incurred to make the sale. In addition, when the Group performs its assessment of the net realizable value at the end of each reporting period, it considers whether the circumstances that previously caused inventories to be written down no longer exist or whether there is clear evidence of an increase in net realizable value because of changed economic circumstances and, if necessary, reverses the amount of the write-down so that the new carrying amount is the lower of the cost and the revised net realizable value.

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
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings	From 10 to 40 years
Machinery and equipment	From 3 to 20 years
Aircraft	20 years
Other equipment	From 2 to 10 years
Leasehold Improvements	The lower of useful life and the residual duration of the lease contract

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

        The net carrying amount of the qualifying items of property, plant and equipment is assessed, in the case of impairment indicators, at each balance sheet date. The Group would record a write-down of the net carrying amount if it is lower than the recoverable amount. Assets' useful lives are assessed at each balance sheet date.

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

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Trademarks are amortized on a straight-line basis over periods ranging between 15 and 25 years. Distributor network, customer relation contracts and lists are amortized on a straight-line basis or on an accelerated basis (projecting diminishing cash flows) over periods ranging between 20 and 23 years. Other intangible assets are amortized on a straight-line basis over periods ranging between 3 and 7 years.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Short-and long-term debt

        Short- and long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date. Short-term debt and cash are offset when the Group has a legal right to set off the recognized amounts and intends to do so.

        Short- and long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

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

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Risks that are possible are disclosed in the notes. Risks that are remote are not disclosed or provided for. Restructuring costs are recorded when the general criteria for recording a provision are met. The Group has a constructive obligation when (i) a detailed formal plan identifies at least the business or part of the business impacted, the principal locations affected and the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

location, function and approximate number of employees who will be compensated for terminating their services and (ii) a valid expectation that the restructuring will be carried out has been raised by the Group in those affected by the restructuring.

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options or units). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options or units granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting and performance conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes: (i) sales of goods (both wholesale and retail); (ii) rendering of services such as insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services; and (iii) sales of goods to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Revenue from sales of goods is recognized when all of the following conditions have been satisfied:

  •
  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

  •
  the Group retains neither continuing managerial involvement to the degree usually associated with ownership of the goods nor effective control over the goods sold;

  •
  the amount of revenue can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the Group; and

  •
  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from rendering of services are recognized by reference to the stage of completion of the transaction involving the rendering of services at the reporting date and when the outcome of the transaction can be estimated reliably. In particular when all of the following conditions have been satisfied:

  •
  the amount of revenues can be measured reliably;

  •
  it is probable that the economic benefits associated with the transaction will flow to the Group;

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

  •
  the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

        Wholesale segment revenues are recognized at the time goods are delivered to the customer. The Group records an accrual for the estimated amounts to be returned against revenue. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations other than the product warranty, if required by the law. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail segment revenues are recognized upon receipt of the goods by the customer at the retail location. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned against revenue. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date, and is periodically reassessed. There are no other post-shipment obligations other than the product warranty, if required by the law. Additionally, the retail segment enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Customers who present a valid membership card typically receive a fixed percentage discount off the retail prices for a specified range of product and/or services. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The retail segment also includes managed vision care revenues consisting of both fixed fee and fee for service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        (b)    Valuation of inventories.    Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their net realizable value is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

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

        (f)    Valuation of intangible assets with a definite useful life (trademarks and other intangibles).    The useful lives and the amortization method of these intangible assets are assessed for appropriateness on an annual basis;

        (g)    Benefit plans.    The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities, and

        (h)    Valuation of provision for risks.    The determination of the amount of the accruals requires judgment by management based on available documentation and information on potential liabilities.

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

New standards and amendments that are effective for reporting periods beginning on January 1, 2015.

        The adoption of the following amendments did not have any impact on the consolidated financial statements of the Group.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

2.  NEW ACCOUNTING PRINCIPLES (Continued)

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

        The Group is assessing the impact of the following accounting principles and amendments on its consolidated financial statements.

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

        Amendments to IAS 16 and 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The amendments clarify the use of the "revenue-based methods" to calculate the depreciation of a building. The amendments are applicable to periods beginning on or after January 1, 2016.

        Amendments to IAS 27—Equity Method in Separate Financial Statements.    The amendments clarify that an entity can apply the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements. The amendments are applicable to periods beginning on or after January 1, 2016.

        Annual Improvements to IFRSs—2012-2014 Cycle.    The provisions modify (i) IFRS 5, clarifying that the reclassification of an asset (or disposal group) from held for sale to held for distribution (or vice versa) should not be considered as a change in the original disposal plan, (ii) IFRS 7, clarifying that the offsetting disclosures are not applicable to condensed interim financial statements unless they provide a significant update to the disclosure included in the most recent annual financial statements, and excluding the presumption that the right to earn a fee for servicing a financial asset is generally continuing involvement and specifying that the entity should define the nature of the fee in accordance with the guidance of IFRS 7, (iii) IAS 19, clarifying that the depth of the market for high-quality corporate bonds should be assessed based on the currency in which the bond is denominated as opposed to the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

2.  NEW ACCOUNTING PRINCIPLES (Continued)

country in which the bond is located (in case a deep market of high-quality corporate bonds in a specific currency does not exist, corporate bonds should be considered), and (iv) IAS 34, clarifying that the required disclosures should be included either in the interim financial report or by cross-reference to other sections of the interim report (i.e. the management report). The disclosure included in the interim report should be available at the same time as the interim financial report. The amendments are applicable to periods beginning on or after January 1, 2016.

        Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities: Applying the Consolidation Exception.    The amendments provide clarification of the application of the exception to consolidation of investment entities. The amendments are applicable to periods beginning on or after January 1, 2016.

        Amendments to IAS 12—Recognition of Deferred Tax Assets on Unrealized Losses.    The amendments provide clarifications on the recognition of deferred tax assets on debt instruments measured at fair value. The amendments are applicable to periods beginning on or after January 1, 2017.

        Amendments to IAS 7—Disclosure Initiative.    The amendments will require entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. The amendments are applicable to periods beginning on or after January 1, 2017.

        IFRS 15—Revenue from Contracts with Customers.    This standard was issued on May 28, 2014. The new standard will be effective for the first interim period within the annual reporting periods beginning on or after January 1, 2018. This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customer Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. If an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone basis for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of money in case the contract includes a significant financing component.

        IFRS 9—Financial Instruments.    This standard was issued in July 2014. The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces to three the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

2.  NEW ACCOUNTING PRINCIPLES (Continued)

that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected credit losses, so that it is no longer necessary for a trigger event to have occurred before credit losses are recognized, and requires an entity to recognize expected credit losses at all times and to update the amount of expected credit losses at each reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three-stage approach to account for credit losses. Each stage dictates how an entity measures impairment losses. IFRS 9 aligns hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018, but is available for early adoption. IFRS 9 is applicable to periods beginning on or after January 1, 2018.

        IFRS 16—Leases.    The standard replaces IAS 17—Leases and requires all leases to be recorded on the balance sheet as assets and liabilities. The standard will be applicable for periods starting on or after January 1, 2019. An entity can apply IFRS 16 before that date but only if it also applies IFRS 15—Revenue from contracts with customers.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

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

        If the Euro/USD exchange rate increases by 10% as compared to the actual 2015 and 2014 average exchange rates and all other variables remain constant, the impact on income before taxes would have been a decrease of Euro 99.4 million and Euro 76.9 million in 2015 and 2014, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2015 and 2014 average exchange rates and all other variables remain constant, the impact on income before taxes would have been an increase of Euro 99.4 million and Euro 76.94 million in 2015 and 2014, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2015 and 2014, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

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

        Moreover, the Group has entered into an agreement with an insurance company in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group does not have a direct presence. Starting from October 2015, the business in those countries was transferred to different entities within the Group. Until the transfer, accounts receivable were regularly covered by the above insurance. A new global insurance agreement has not yet been finalized.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

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

  –
  utilizes different sources of financing and, as of December 31, 2015, had unused lines of credit of approximately Euro 632.0 million;

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

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2015 and December 31, 2014. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to receivables only. These amounts will be counterbalanced by payables, as reported in the tables relating to liabilities.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2015
Cash and cash equivalents	864,852	—	—	—
Derivatives receivable	2,055	—	—	—
Accounts receivable	858,053	—	—	—
Other current assets	93,316	—	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2014
Cash and cash equivalents	1,453,587	—	—	—
Derivatives receivable	1,008	—	—	—
Accounts receivable	754,306	—	—	—
Other current assets	89,882	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2015
Debt owed to banks and other financial institutions	44,882	226,556	672,588	825,153(*)
Derivatives payable	2,173	—	—	—
Accounts payable	927,186	—	—	—
Other current liabilities	601,572	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2014
Debt owed to banks and other financial institutions	626,788	115,027	683,884	889,504
Derivatives payable	4,376	—	—	—
Accounts payable	744,272	—	—	—
Other current liabilities	572,962	—	—	—

(*)
Excludes the balance of the amortized costs of Euro (9.2) million.

        (e)   Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilized derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. As of December 31, 2015, there was no floating-rate debt outstanding. On the basis of these scenarios, the impact as of December 31, 2014 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 2.0 million or a maximum increase of Euro 2.0 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

        All IRS agreements expired as of May 29, 2013.

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2015
Cash and cash equivalents	—	864,852	—	—	—	—	864,852	6
Accounts receivable	—	858,053	—	—	—	—	858,053	7
Other current assets	2,055	93,316	—	—	—	—	95,372	9
Other non-current assets	—	84,800	—	—	—	—	84,800	13
Short-term borrowings	—	110,450	—	—	—	—	110,450	15
Current portion of long-term debt	—	44,882	—	—	—	—	44,882	16
Accounts payable	—	927,186	—	—	—	—	927,186	17
Other current liabilities	—	601,572	—	—	2,173	—	603,745	20
Long-term debt	—	1,715,104	—	—	—	—	1,715,104	21
Other non-current liabilities	—	91,391	—	—	—	—	91,391	24

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2014
Cash and cash equivalents	—	1,453,587	—	—	—	—	1,453,587	6
Accounts receivable	—	754,306	—	—	—	—	754,306	7
Other current assets	1,008	89,882	—	—	—	—	90,890	9
Other non-current assets	—	83,739	—	—	—	—	83,739	13
Short-term borrowings	—	151,303	—	—	—	—	151,303	15
Current portion of long-term debt	—	626,788	—	—	—	—	626,788	16
Accounts payable	—	744,272	—	—	—	—	744,272	17
Other current liabilities	—	572,962	—	—	4,376	—	577,338	20
Long-term debt	—	1,688,415	—	—	—	—	1,688,415	21
Other non-current liabilities	—	83,770	—	—	—	—	83,770	24

*
The notes reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

        (f)    Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see Note 21) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of the Group's bond issues dated March 19, 2012 and February 10, 2014, which require compliance only with negative pledges.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

        Default with respect to the abovementioned clauses and following a grace period during which the default can be remedied, would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

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

        An explanation of the covenants referenced above is provided as follows:

  •
  "Net Financial Position/Pro forma EBITDA" is an indicator of the prospective sustainability of debt repayments; the lower the absolute value, the greater a company's ability to repay the debt (as indicated by the Net Financial Position) through the generation of gross cash flows from ordinary operations (as indicated by the amount of EBITDA);

  •
  "EBITDA/Financial Charges" is an indicator of financial leverage; the higher the value, the greater a company's ability to produce adequate resources to cover finance-related expenses; and

  •
  "Priority Debt/Share Equity" is an indicator of the ability to achieve financial equilibrium between internal and third-party sources of funding; the lower the ratio, the greater a company's ability to fund itself.

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within the period indicated in the loan agreement.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2015, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group uses the above valuation hierarchy.

        As of December 31, 2014, the Group did not have any Level 3 fair value measurements.

        The Group determined the fair value of the derivatives existing on December 31, 2015 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2015
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	2,055	—	2,055	—
Assets held for sale	Other current assets	19,289	—	—	19,289	*
Foreign Exchange Contracts	Other current liabilities	2,173	—	2,173	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,008	—	1,008	—
Foreign Exchange Contracts	Other current liabilities	4,376	—	4,376	—

(*)
Assets held for sale include the aircraft owned by the Group and sold during January 2016. The fair value was determined based on the selling price agreed upon by the parties.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using valuation techniques based on observable market data.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

3. FINANCIAL RISKS (Continued)

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

4. BUSINESS COMBINATIONS

        On April 16, 2015, the Group acquired the remaining 49% of Luxottica Netherlands for a total purchase price of Euro 19.0 million. The difference between the consideration paid and the net assets acquired, equal to Euro 15.4 million, was recorded as a reduction of the Group's stockholders' equity.

        On November 1, 2015, the Group acquired certain assets from Sunglass Warehouse, Inc. ("SGW"). Management determined the transaction to be a business combination in accordance with IFRS 3. The final purchase price paid by Sunglass Hut was approximately USD 23.3 million (Euro 21.0 million). The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill of Euro 18.3 million. The goodwill is tax deductible and primarily reflects the synergies that the Group estimates it will derive from the acquisition.

        At December 31, 2015, the valuation was concluded. The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date for SGW (in thousands of Euro):

Total consideration	21,017

Recognized amount of identifiable assets and liabilities assumed
Inventory	1,877
Fixed assets	826
Total net identifiable assets	2,703
Goodwill	18,314

Total	21,017

        On an unaudited pro forma basis, had the acquisition occurred at the beginning of the year, net sales contributed by SGW would have been Euro 14.8 million.

        On January 31, 2014, the Company completed the acquisition of glasses.com. The consideration for the acquisition was USD 40 million (approximately Euro 30.1 million). The difference between the consideration paid and the net assets acquired was recorded as goodwill of Euro 12.6 million and intangible assets of Euro 10.0 million. Net sales of glasses.com from the acquisition date were Euro 7.3 million.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

4. BUSINESS COMBINATIONS (Continued)

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
As of DECEMBER 31, 2015

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

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two operating segments: (1) Manufacturing and Wholesale Distribution ("Wholesale") and (2) Retail Distribution ("Retail").

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

5. SEGMENT INFORMATION (Continued)

        The criteria applied to identify the operating segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information regularly reviewed by the Group's Chief Executive Officers, in their roles as Chief Operating Decision Makers, to make decisions about resources to be allocated to the segments and assess their performance.

        Total assets and liabilities for each operating segment are no longer disclosed as they are not regularly reviewed by the CODMs.

        In January 2016, our Board of Directors approved the assignment of responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board and majority shareholder, as Executive Chairman. Due to this change, the Executive Chairman is now the CODM assisted in his role by the CEO for Product and Operations. This change did not impact the operating segments as the information provided and reviewed by the CODM has not changed.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

2015
Net sales(a)	3,592,555	5,244,023	—	8,836,578
Income from operations(b)	807,213	789,355	(220,123)	1,376,445
Interest income	—	—	—	11,190
Interest expense	—	—	—	(106,439)
Other-net	—	—	—	(3,281)
Income before provision for income taxes	—	—	—	1,277,914
Provision for income taxes	—	—	—	(471,042)
Net income	—	—	—	806,873
Of which attributable to:
Luxottica stockholders	—	—	—	804,119
Non-controlling interests	—	—	—	2,753
Capital expenditures	211,023	302,552	—	513,575
Depreciation, amortization and write-down	157,081	231,056	88,751	476,888
2014
Net sales(a)	3,193,757	4,458,560	—	7,652,317
Income from operations(b)	724,539	636,282	(203,208)	1,157,613
Interest income	—	—	—	11,672
Interest expense	—	—	—	(109,659)
Other-net	—	—	—	455
Income before provision for income taxes	—	—	—	1,060,080
Provision for income taxes	—	—	—	(414,066)
Net income	—	—	—	646,014
Of which attributable to:
Luxottica stockholders	—	—	—	642,596
Non-controlling interests	—	—	—	3,417
Capital expenditures	175,573	243,360	—	418,933
Depreciation, amortization and write-down	123,268	181,625	79,103	383,996

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

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

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets not allocated to a specific segment, as well as elimination of transactions between segments.

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
As of DECEMBER 31, 2015

5. SEGMENT INFORMATION (Continued)

geographic segments based on the customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia- Pacific(3)	Latam	Other	Consolidated

2015
Net sales	1,625,286	5,151,178	1,177,926	542,983	339,205	8,836,578
Long-lived assets (at year end)	356,816	728,507	292,886	52,744	4,571	1,435,524
2014
Net sales	1,507,101	4,286,770	1,049,907	506,010	302,529	7,652,317
Long-lived assets (at year end)	362,472	635,076	267,057	50,277	2,735	1,317,617
2013
Net sales	1,442,789	4,123,783	1,004,546	470,239	271,253	7,312,611
Long-lived assets (at year end)	335,979	578,462	223,806	42,796	2,193	1,183,236

(1)
Long-lived assets located in Italy represented 22%, 25% and 26% of the Group's total fixed assets as of December 31, 2015, 2014 and 2013, respectively. Net sales recorded in Italy were Euro 0.3 billion, Euro 0.2 billion and Euro 0.3 billion in 2015, 2014 and 2013, respectively.

(2)
Long-lived assets, located in the United States represented 48%, 45% and 45% of the Group's total fixed assets as of December 31, 2015, 2014 and 2013, respectively. Net sales recorded in the United States were Euro 4.9 billion, Euro 3.9 billion and Euro 3.8 billion in 2015, 2014 and 2013, respectively.

(3)
Long-lived assets located in China represented 15%, 14% and 12% of the Group's total fixed assets as of December 31, 2015, 2014 and 2013, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2015	2014

Cash at bank	856,611	1,441,145
Checks	5,596	9,611
Cash and cash equivalents on hand	2,645	2,831

Total	864,852	1,453,587

        See Note 21 and the consolidated statements of cash flows for further details.

        There is no restricted cash.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

7.  ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,
	2015	2014

Accounts receivable	895,555	793,210
Allowance for doubtful accounts	(37,501)	(38,904)

Total accounts receivable	858,053	754,306

        The increase in accounts receivable is mainly due to the growth of net sales in 2015 as compared to 2014.

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2015	2014	2013

Balance as of January 1	38,904	35,231	35,098
Increases	6,555	3,891	5,534
Decreases	(6,872)	(5,313)	(4,313)
Translation difference and other	(1,086)	5,095	(1,088)

Balance as of December 31	37,501	38,904	35,231

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2015, the gross amount of accounts receivable was equal to Euro 895.6 million (Euro 793.2 million as of December 31, 2014), including an amount of Euro 36.0 million covered by insurance and other guarantees (4% of gross receivables). The bad debt fund as of December 31, 2015 amounted to Euro 37.5 million (Euro 38.9 million as of December 31, 2014).

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

7.  ACCOUNTS RECEIVABLE (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

December 31, 2015 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue

Receivables of the Wholesale segment classified as GOOD	643,326	(5,785)	637,541	64,961	33,033	31,928
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	15,273	(1,055)	14,218	1,221	542	679
Receivables of the Wholesale segment classified as RISK	27,035	(23,994)	3,041	2,230	65	2,165
Receivables of the Retail segment	209,921	(6,667)	203,254	20,042	10,368	9,962

Total	895,555	(37,501)	858,053	88,454	44,008	44,734

December 31, 2014 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue

Receivables of the Wholesale segment classified as GOOD	587,109	(5,516)	581,593	43,537	29,519	14,018
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	11,902	(1,590)	10,312	1,820	319	1,501
Receivables of the Wholesale segment classified as RISK	28,797	(26,016)	2,781	1,650	117	1,533
Receivables of the Retail segment	165,402	(5,782)	159,620	16,082	11,586	4,497

Total	793,210	(38,904)	754,306	63,089	41,541	21,549

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

7.  ACCOUNTS RECEIVABLE (Continued)

        The accounts receivable in the retail division are mainly related to the insurance business of the Group.

        As of December 31, 2015, the amount of overdue receivables which were not included in the bad debt fund was equal to 9.9% of gross receivables (8.0% as of December 31, 2014) and 10.3% of receivables net of the bad debt fund (8.4% as of December 31, 2014). The Group does not expect any additional losses over amounts already provided for.

8.  INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2015	2014

Raw materials	200,336	186,593
Work in process	51,828	47,674
Finished goods	711,009	627,300
Less: inventory obsolescence reserves	(129,901)	(133,163)

Total	833,272	728,404

        The increase in inventories in 2015 (Euro 104.9 million) was aimed at improving the quality of the customer experience by having inventory levels in line with customer demand.

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Other(1)	Utilization	Balance at end of period

2013	115,625	75,242	(355)	(71,249)	119,263
2014	119,263	80,142	3,042	(69,284)	133,163
2015	133,163	65,077	(505)	(67,834)	129,901

(1)
Other includes translation differences for the period.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

9.  OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2015	2014

Sales taxes receivable	38,016	40,494
Prepaid expenses	1,458	1,915
Other assets	55,896	48,479
Total financial assets	95,370	90,888
Income tax receivable	70,038	50,356
Advances to suppliers	15,070	14,343
Prepaid expenses	72,985	44,771
Other assets	19,468	31,039
Total non-financial assets	177,561	140,509

Total other assets	272,932	231,397

        The increase in income tax receivable is primarily related to an increase in the Group's U.S. subsidiaries' direct tax receivables (Euro 18.1 million).

        The increase in prepaid expenses is primarily related to (i) prepaid rents for North America retail operations (Euro 10.1 million) and (ii) marketing expenses related to the 2016 Olympic Games (Euro 2.5 million).

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 2.0 million as of December 31, 2015 (Euro 1.0 million as of December 31, 2014), the fair value of the aircraft owned by Luxottica Leasing S.r.l. of Euro 19.3 million and classified as an asset held for sale, as well as other financial assets of the North America retail division totaling Euro 12.1 million as of December 31, 2015 (Euro 12.6 million as of December 31, 2014).

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 19.5 million as of December 31, 2015 (Euro 31.0 million as of December 31, 2014).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2014
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total as of January 1, 2014	456,011	425,898	26,252	275,075	1,183,236

Increases	59,160	101,646	7,851	112,120	280,778
Decreases/write-downs	(3,908)	(4,508)	(2,893)	(4,164)	(15,473)
Business combinations	—	4,698	—	1,026	5,724
Translation difference and other	45,674	61,162	3,807	(22,745)	87,898
Depreciation expense	(60,625)	(101,540)	(1,763)	(60,619)	(224,547)

Total balance as of December 31, 2014	496,313	487,359	33,253	300,693	1,317,617

Of which:
Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total as of December 31, 2014	496,313	487,359	33,253	300,693	1,317,617

Increases	89,892	101,950	—	170,633	362,475
Decreases/write-downs	(8,311)	(2,105)	(1,537)	(7,758)	(19,711)
Translation difference and other	38,714	51,795	(19,255)	(22,611)	48,643
Depreciation expense	(73,834)	(124,405)	(1,965)	(73,295)	(273,499)

Total balance as of December 31, 2015	542,774	514,594	10,496	367,661	1,435,524

Of which:
Historical cost	1,160,057	1,456,077	11,362	825,695	3,453,190
Accumulated depreciation	(617,283)	(941,482)	(865)	(458,033)	(2,017,664)

Total balance as of December 31, 2015	542,774	514,594	10,496	367,661	1,435,524

        Of the total depreciation expense of Euro 273.5 million (Euro 224.5 million and Euro 212.8 million in 2014 and 2013, respectively), Euro 94.1 million (Euro 81.3 million and Euro 72.3 million in 2014 and 2013, respectively) is included in cost of sales, Euro 133.6 million (Euro 111.3 million and Euro 110.1 million in 2014 and 2013, respectively) is included in selling expenses, Euro 11.6 million (Euro 7.9 million and Euro 5.3 million in 2014 and 2013, respectively) is included in advertising expenses and Euro 34.2 million (Euro 24.0 million and Euro 25.0 million in 2014 and 2013, respectively) is included in general and administrative expenses.

        Capital expenditures in 2015 and 2014 mainly relate to technology upgrades associated with manufacturing capacity, enhancements to IT infrastructure, opening of new stores and the remodeling of older stores. In 2015, increases include Euro 26.0 million related to capital additions not yet paid for as of year end.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

10.  PROPERTY, PLANT AND EQUIPMENT (Continued)

        Other equipment includes Euro 108.5 million for assets under construction as of December 31, 2015 (Euro 62.6 million as of December 31, 2014) mainly relating to investments in manufacturing facilities in Italy and China (Euro 16.2 million and Euro 37.6 million, respectively) and to the opening and renovation of North America retail stores (Euro 30.1 million).

        Leasehold improvements totaled Euro 202.9 million and Euro 169.2 million as of December 31, 2015 and December 31, 2014, respectively.

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets for the years ended December 31, 2014 and 2015, were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2014
Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	215	—	—	138,332	138,547
Decreases	—	—	—	—	(862)	(862)
Business combinations	22,482	5,222	—	—	7,910	35,614
Translation difference and other	283,565	72,315	15,102	1,489	43,090	415,560
Impairment and amortization expense	—	(64,957)	(13,938)	(1,080)	(79,474)	(159,449)

Balance as of December 31, 2014	3,351,263	773,688	139,638	12,110	459,064	4,735,764

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6,091,241
Accumulated amortization	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Total as of December 31, 2014	3,351,263	773,688	139,638	12,110	459,064	4,735,764

Increases	—	402	—	—	151,187	151,590
Decreases	—	—	—	—	(3,157)	(3,157)
Business combinations/disposals	18,342	—	—	—	1,509	19,851
Translation difference and other	227,378	62,644	9,064	1,370	38,026	338,482
Amortization expense	—	(72,868)	(15,638)	(1,293)	(113,590)	(203,389)

Balance as of December 31, 2015	3,596,983	763,866	133,064	12,187	533,031	5,039,130

Historical cost	3,596,983	1,745,004	277,266	26,362	1,020,028	6,665,643
Accumulated amortization	—	(981,138)	(144,202)	(14,175)	(486,997)	(1,626,512)

Balance as of December 31, 2015	3,596,983	763,866	133,064	12,187	533,031	5,039,130

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The 2015 and 2014 increases in goodwill and intangible assets due to business combinations were mainly due to the acquisition of SGW (Euro 18.3 million) in 2015 and glasses.com (Euro 22.6 million) in 2014. Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of intangible assets of Euro 203.4 million (Euro 159.4 million and Euro 153.9 million in 2014 and 2013, respectively), Euro 178.1 million (Euro 141.7 million and Euro 140.5 million in 2014 and 2013, respectively) is included in general and administrative expenses, Euro 19.0 million (Euro 13.0 million and Euro 8.5 million in 2014 and 2013, respectively) is included in selling expenses and Euro 6.3 million (Euro 4.7 million and Euro 4.9 million in 2014 and 2013, respectively) is included in cost of sales.

        Other intangible assets includes internally generated assets of Euro 86.7 million (Euro 69.3 million as of December 31, 2014).

        The increase in intangible assets during 2015 is primarily due to the ongoing implementation of the Group's IT infrastructure equal to Euro 146.2 million.

Impairment of goodwill

        As of December 31, 2015 and 2014, goodwill totaled Euro 3,597.0 million and Euro 3,351.3 million, respectively. The increase is mainly due to the strengthening of the main currencies in which the Group operates (Euro 228.4 million) and the acquisition of SGW for Euro 18.3 million.

        In 2015, management assessed the aggregation of cash-generating units ("CGUs") previously identified for testing the impairment of its goodwill in light of the organizational changes that occurred in the retail business during the year. As a result of the analysis, management determined that the CGUs Retail North America, Retail Asia-Pacific and Retail Other were no longer representative of the way the goodwill is monitored and, therefore, identified the following new CGUs: Retail Optical, Retail Sun & Luxury and Retail Oakley. The CGU Wholesale was not impacted by the change.

        Pursuant to IAS 36—Impairment of Assets, the goodwill was reallocated to the CGUs affected by the change based on their relative fair values as of December 31, 2015. The relative fair values were determined based on the discounted cash flows that any CGU is expected to generate.

        The value of goodwill allocated to each CGU is reported in the following table (amounts in thousands of Euro):

2015

Wholesale	1,398,104
Retail Optical	995,864
Retail Sun & Luxury	1,021,066
Retail Oakley	181,949

Total	3,596,983

        In accordance with IAS 36, before testing for impairment the new CGUs to which the goodwill was reallocated, the Group tested the old CGUs. Neither test resulted in an impairment loss of any of the CGUs identified by the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The information required by paragraph 134 of IAS 36 is provided below.

        The recoverable amount of each CGU has been verified by comparing its net assets carrying amount to its value in use.

        The main assumptions for determining the value in use are reported below:

  •
  Growth rate: 2.4% for all CGUs

  •
  Discount rate: 7.8% for Wholesale, 7.1% for Retail Optical, 7.2% for Retail Sun & Luxury and 7.0% for Retail Oakley

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

        The recoverable amount of CGUs has been determined by utilizing post-tax cash flow forecasts based on the Group's 2016-2018 three-year plan approved by management, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three-year projected cash flow period, a terminal value was estimated in order to reflect the value of the CGU in future years. The terminal values were calculated as perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the above-mentioned CGUs. In percentage terms, the surplus of the recoverable amount of the CGU over the carrying amount was equal to 502%, 72%, 98% and 100% of the carrying amount of the Wholesale, Retail Optical, Retail Sun & Luxury and Retail Oakley CGUs, respectively. A reduction in the recoverable amount of the CGU to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 31.7% for Wholesale, 10.3% for Retail Optical, 11.7% for Retail Sun & Luxury and 11.5% for Retail Oakley; or (ii) the utilization of a negative growth rate for all of the CGUs.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/–0.5 percent and discount rate changes of +/–0.5 percent) would not significantly affect the impairment test results.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

12.  INVESTMENTS

        Investments amounted to Euro 65.4 million (Euro 61.2 million as of December 31, 2014). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited (a joint venture formed in 2010 between Luxottica and Essilor International that provides most of the Australian lab needs) for Euro 6.0 million (Euro 5.4 million as of December 31, 2014) and the acquisition of the 36.80% equity stake in Salmoiraghi & Viganò. The following tables provide a roll-forward of the Group's investment from the acquisition date as well as the assets, liabilities and net sales of Salmoiraghi & Viganò (amounts in thousands of Euro):

As of January 1, 2015	42,583
Addition	—
Share of profit from associate	3,430

As of December 31, 2015	46,013

As of December 31, 2015

Total assets	183,116
Total liabilities	136,865
Net sales	195,284
Share of profit	3,430

Percentage held	36.80%

        The investment was analyzed under the applicable impairment test as of December 31, 2015 and it was determined that no loss is to be recorded in the consolidated financial statements as of December 31, 2015.

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2015	2014

Other financial assets	84,800	83,739
Other assets	20,774	40,109

Total other non-current assets	105,574	123,848

        Other financial assets primarily include security deposits totaling Euro 38.8 million (Euro 33.7 million as of December 31, 2014).

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 20.8 million (Euro 40.1 million as of December 31, 2014). The decrease is mainly due to the reclassification as other current assets of the royalties due in 2016.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2015 and December 31, 2014 is as follows:

(Amounts in thousands of Euro)	As of December 31, 2015	As of December 31, 2014

Deferred tax assets	174,433	188,199
Deferred tax liabilities	277,327	266,896

—Deferred tax liabilities (net)	102,894	78,697

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
(Amounts in thousands of Euro)	2015	2014

—Deferred tax assets to be recovered within 12 months	250,465	199,085
—Deferred tax assets to be recovered after 12 months	204,923	223,974

	455,388	423,059

—Deferred tax liabilities to be recovered within 12 months	15,094	17,253
—Deferred tax liabilities to be recovered after 12 months	543,189	484,502

	558,283	501,755

—Deferred tax liabilities (net)	102,894	78,697

        The gross movement in the deferred income tax accounts is as follows:

(Amounts in thousands of Euro)	2015	2014

As of January 1	78,697	95,455
Exchange rate difference and other movements	43,463	29,345
Business combinations	—	535
Income statements	(13,609)	(10,901)
Tax charge/(credit) directly to equity	(5,658)	(35,737)

At December 31	102,894	78,697

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2014	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2014

Inventories	101,899	13,337	893	8,991	—	125,120
Self-insurance reserves	11,819	1,547	—	(485)	—	12,881
Net operating loss carry-forwards	15,695	144	4,559	7,681	—	28,079
Rights of return	16,394	1,524	—	3,532	—	21,450
Deferred tax on derivatives	—	—	—	—	—	—
Employee-related reserves	54,032	(3,064)	141	(3,033)	34,282	82,358
Occupancy reserves	17,707	(1,720)	—	547	—	16,534
Trade names	70,939	420	56	(3,987)	—	67,429
Fixed assets	10,798	(223)	7	218	—	10,799
Other	55,437	(6,308)	(4,521)	13,801	—	58,409

Total	354,720	5,657	1,135	27,265	34,282	423,059

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2014	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2014

Dividends	7,383	—	—	5,517	—	12,899
Trade names	207,881	21,554	1,597	(14,858)	—	216,175
Fixed assets	51,899	6,086	—	9,359	—	67,344
Other intangibles	158,830	23,485	(1)	5,832	—	188,147
Other	24,181	(16,124)	74	10,514	(1,455)	17,190

Total	450,175	35,001	1,670	16,364	(1,455)	501,755

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2015	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2015

Inventories	125,120	4,568	—	12,289	—	141,977
Self-insurance reserves	12,881	1,437	—	(382)	—	13,936
Net operating loss carry-forwards	28,079	(5,173)	—	10,020	—	32,926
Rights of return	21,450	(782)	—	(899)	—	19,769
Deferred tax on derivatives	—	—	—	—	—	—
Employee-related reserves	82,358	(4,635)	—	6,910	6,456	91,089
Occupancy reserves	16,534	5,057	—	1,234	—	22,825
Trade names	67,429	11,468	—	(6,826)	—	72,071
Fixed assets	10,799	129	—	(1,117)	—	9,811
Other	58,409	(6,186)	—	(1,238)	—	50,885

Total	423,059	5,883	—	19,991	6,456	455,388

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2015	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2015

Dividends	12,899	—	—	(5,072)	—	7,827
Trade names	216,175	20,673	—	(17,894)	—	218,955
Fixed assets	67,344	(2,014)	—	13,927	—	79,257
Other intangibles	188,147	44,501	—	(1,008)	—	231,640
Other	17,190	(13,814)	—	16,429	798	20,604

Total	501,755	49,346	—	6,382	798	558,283

        Deferred income tax assets are recognized for tax loss carry- forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 44.5 million in respect of losses amounting to Euro 101.6 million that can be carried forward against future taxable income and Euro 70.6 million that can be indefinitely carried forward. The breakdown of the net operating losses by expiration date is as follows:

Year ending December 31: (Amounts in thousands of Euro)

2016	18,401
2017	21,037
2018	18,152
2019	22,761
2020	13,273
Subsequent years	7,976

Total	101,600

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 3.6 billion and Euro 2.9 billion in 2015 and 2014, respectively, that are intended to be permanently invested. In connection with the 2015 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to dividends from earnings to be paid in 2016.

CURRENT LIABILITIES

15.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2015 and 2014, reflect current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2015 and 2014, the Company had unused short-term lines of credit of approximately Euro 632.0 million and Euro 598.1 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l. and Luxottica Italia S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 194.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2015, these credit lines were not utilized.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 119.4 million (USD 130 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2015, these credit lines were not utilized. There was Euro 45.2 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus a spread that may range from 0.4% to 0.6%, depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value. For further detail please refer to Note 21 "Long-Term Debt".

16.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in Note 21 "Long-term Debt."

17.  ACCOUNTS PAYABLE

        Accounts payable were Euro 927.2 million as of December 31, 2015 (Euro 744.3 million as of December 31, 2014). The increase in 2015 as compared to 2014 is mainly due to the growth of the business and to the strengthening of the foreign currencies in which the Group operates compared to the Euro.

        The carrying value of accounts payable is approximately equal to their fair value.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

18.  INCOME TAXES PAYABLE

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2015	2014

Current year income taxes payable	76,787	77,806
Income taxes advance payment	(42,608)	(35,203)

Total	34,179	42,603

19.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	1,902	6,821	36,537	25,589	17,152	88,001
Decreases	(945)	(6,606)	(2,768)	(12,470)	(12,487)	(35,276)
Foreign translation difference and other movements	(43)	624	6,379	334	4,012	11,306

Balance as of December 31, 2014	1,911	6,375	104,076	28,225	47,132	187,719
Increases	1,594	8,431	13,250	19,741	15,700	58,716
Decreases	(1,994)	(7,147)	(93,321)	(11,961)	(16,282)	(130,704)
Foreign translation difference and other movements	521	655	1,140	(1,909)	2,641	3,048

Balance as of December 31, 2015	2,032	8,314	25,146	34,096	49,191	118,779

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

        The decrease in the tax provision in 2015 was primarily due to the payment of approximately Euro 91.6 million related to a tax audit of Luxottica S.r.l. for fiscal years 2008 through 2011.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

20.  OTHER LIABILITIES

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2015	2014

Premiums and discounts	4,066	9,989
Leasing rental	23,823	19,405
Insurance	11,521	10,147
Sales taxes payable	37,976	40,237
Salaries payable	334,519	291,175
Due to social security authorities	36,119	41,106
Sales commissions payable	7,314	7,079
Royalties payable	3,003	2,298
Derivative financial liabilities	2,173	4,376
Other liabilities	143,231	151,526

Total financial liabilities	603,745	577,338

Deferred income	60,998	52,722
Other liabilities	6,681	5,995

Total liabilities	67,679	58,717

Total other current liabilities	671,424	636,055

        The increase in salaries payable is mainly due to the strengthening of the foreign currencies in which the Group operates and to higher salaries and bonuses earned by employees in 2015.

NON-CURRENT LIABILITIES

21.  LONG-TERM DEBT

        Long-term debt was Euro 1,760.0 million (including Euro 44.9 million due in 2016) and Euro 2,315.2 million (including Euro 626.8 million due in 2015) as of December 31, 2015 and 2014, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

21.  LONG-TERM DEBT (Continued)

        The roll-forward of long-term debt as of December 31, 2015 and 2014, is as follows (amounts in thousands of Euro):

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2015	Total

Balance as of January 1, 2015	—	2,271,171	44,032	2,315,203

Proceeds from new and existing loans/leases	—	—	14,410	14,410
Repayments	—	(614,465)	(28,502)	(642,967)
Amortization of fees and interests	—	(3,609)	—	(3,609)
Translation difference	—	72,870	4,079	76,949

Balance as of December 31, 2015	—	1,725,967	34,019	1,759,986

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2015	Total

Balance as of January 1, 2014	298,478	1,683,970	52,061	2,034,510

Proceeds from new and existing loans/leases	—	494,655	5,398	500,053
Repayments	(300,000)	—	(18,500)	(318,500)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	1,521	14,521	—	16,043
Translation difference	—	78,025	5,072	83,098

Balance as of December 31, 2014	—	2,271,171	44,032	2,315,203

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. The Group's debt agreements contain certain covenants, including covenants that limit its ability to incur additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2015, the Group was in compliance with these financial covenants.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

21.  LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt as of December 31, 2015.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2015	Maturity

Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

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

        On February 27, 2015, the Group terminated its Euro 500 million revolving credit facility entered into on April 17, 2012 by the Group and U.S. Holdings and guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings prior to its stated maturity. The agent for this credit facility was Unicredit AG Milan Branch and the other lending banks were Bank of America Securities Limited, Citigroup Global Markets Limited, Credit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. As of the date of termination, the facility was undrawn.

        On July 1, 2015, the Group repaid the USD 127 million Series B senior guaranteed notes issued on July 1, 2008.

        On November 10, 2015 the Group repaid the Euro 500 million senior unsecured guaranteed notes due 2015 issued on November 10, 2010.

        The fair value of long-term debt as of December 31, 2015 was equal to Euro 1,907.1 million (Euro 2,518.5 million as of December 31, 2014). The fair value of the debt equals the present value of

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

21.  LONG-TERM DEBT (Continued)

future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating. The above fair value does not include capital lease obligations of Euro 33.6 million.

        Interest accrued and not yet paid of Euro 35.2 million (Euro 39.8 million as of December 31, 2014) is classified under current liabilities. Interest accrued and not yet paid was classified under non-current liabilities as of December 31, 2014.

        Long-term debt, including capital lease obligations, as of December 31, 2015 matures as follows:

Year ended December 31, (Amounts in thousands of Euro)

2016	44,882
2017	103,731
2018	122,825
2019	572,802
2020 and subsequent years	924,938
Effect deriving from the adoption of the amortized cost method	(9,193)

Total	1,759,986

        Long-term debt includes finance lease liabilities of Euro 33.6 million (Euro 25.2 million as of December 31, 2014).

(Amounts in thousands of Euro)	2015	2014

Gross finance lease liabilities:
—no later than 1 year	10,600	5,666
—later than 1 year and no later than 5 years	22,184	17,147
—later than 5 years	3,843	15,303

	36,627	38,116

Future finance charges on finance lease liabilities	3,072	12,948

Present values of finance lease liabilities	33,555	25,168

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2015	2014

— no later than 1 year	9,467	4,157
— later than 1 year and no later than 5 years	20,414	13,594
— later than 5 years	3,674	7,417

Present values of finance lease liabilities	33,555	25,168

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 136.2 million (Euro 138.5 million as of December 31, 2014). The balance mainly included liabilities for termination indemnities of Euro 47.8 million (Euro 51.2 million as of December 31, 2014) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 88.4 million (Euro 87.3 million as of December 31, 2014). The decrease is mainly due to an increase in the discount rates used to calculate the liability offset by the strengthening of the U.S. dollar compared to the Euro. Actuarial gains recorded in the statement of other comprehensive income which will never reverse to profit and loss in future periods total Euro 14.2 million.

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2015 amounted to Euro 38.0 million (Euro 41.8 million as of December 31, 2014).

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

        This liability as of December 31, 2015 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        Contribution expense to pension funds was Euro 22.2 million, Euro 20.6 million and Euro 19.4 million for the years 2015, 2014 and 2013, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2015	2014	2013

ECONOMIC ASSUMPTIONS
Discount rate	2.00%	1.50%	3.15%
Annual TFR increase rate	2.81%	2.81%	3.00%
Mortality tables:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

        The tax on revaluation of TFR increased from 11% in 2013 to 17% in 2014. The increase did not have a significant impact on the TFR liability as of December 31, 2014. The tax on revaluation did not change in 2015.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22.  EMPLOYEE BENEFITS (Continued)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2015	2014	2013

Liabilities at the beginning of the period	41,771	38,095	39,708
Expenses for interests	614	1,160	1,248
Change in the revaluation rate		(750)	—
Actuarial loss (income)	(2,611)	5,804	(201)
Benefits paid	(1,755)	(2,538)	(2,660)

Liabilities at the end of the period	38,019	41,771	38,095

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
As of DECEMBER 31, 2015

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22. EMPLOYEE BENEFITS (Continued)

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2015	683,753	(609,389)	74,364

Service Cost	31,033	2,434	33,467
Interest expense/(income)	30,603	(28,334)	2,270

Remeasurement:
Return on plan assets	—	36,190	36,190
(Gain)/loss from financial assumption changes	(36,263)	—	(36,263)
(Gain)/loss from demographic assumption changes	(3,865)	—	(3,865)
Experience (gains)/losses	(6,967)	—	(6,967)

Employer contributions		(32,660)	(32,660)
Benefit payment	(23,790)	23,790	—
Translation difference	78,580	(70,164)	8,416

At December 31, 2015	753,083	(678,133)	74,950

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2013	10,388	—	10,388

Service Cost	211	—	211
Interest expense/(income)	423	—	423

Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	(272)	—	(272)
(Gain)/loss from demographic assumption changes	2	—	2
Experience (gains)/losses	619	—	619

Employer contributions	—	(2,281)	(2,281)
Benefit payment	(20)	20	—
Settlements	(2,261)	2,261	—
Translation difference	(401)	—	(401)

At December 31, 2013	8,689	—	8,689

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22. EMPLOYEE BENEFITS (Continued)

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2014	8,689	—	8,689

Service Cost	535	—	535
Interest expense/(income)	409	—	409

Loss/(gain) due to settlement	(6)	—	(6)
Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	724	—	724
(Gain)/loss from demographic assumption changes	(19)	—	(19)
Experience (gains)/losses	1,116	—	1,116

Employer contributions	—	(2,763)	(2,763)
Benefit payment	(250)	250	—
Settlements	(2,513)	2,513	—
Translation difference	1,185	—	1,185

At December 31, 2014	9,870	—	9,870

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2015	9,870	—	9,870

Service Cost	518		518
Interest expense/(income)	407		407

Loss/(gain) due to settlement
Remeasurement:
Unexpected return on plan assets
(Gain)/loss from financial assumption changes	90		90
(Gain)/loss from demographic assumption changes	(19)		(19)
Experience (gains)/losses	(503)		(503)

Employer contributions		(1,557)	(1,557)
Benefit payment	(31)	31	—
Settlements	(1,526)	1,526	—
Translation difference	1,112	—	1,112

At December 31, 2015	9,918	—	9,918

        During 2015, 2014 and 2013, the Lux SERP settled a portion of its benefit obligations through lump-sum cash payments to certain plan participants.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22. EMPLOYEE BENEFITS (Continued)

        The following tables show the main assumptions used to determine the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2015	2014	2015	2014

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.56%	4.20%	4.05/4.30%	4.20%
Rate of compensation increase	7%/4%/3%	6%/4%/3%	7%/4%/3%	6%/4%/3%
Mortality Table	RP-2014	RP-2014	RP-2014	RP-2014

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

        The sensitivity of the defined benefit obligation to changes in the significant assumptions is (amounts in thousands):

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption		Decrease in assumption

		Pension Plan	SERPs	Pension Plan	SERPs
Discount rate	1.0%	(84,530)	(732)	108,151	840
Rate of compensation increase	1% for each age group	7,996	698	(7,138)	(512)

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

        Plan Assets—The Plan's assets are invested in accordance with an Investment Policy that describes the guidelines and principles that the Luxottica Group ERISA Plans Compliance and Investment Committee intends to follow when making decisions on the management and investment of assets of the Plan. The Plan's long-term investment objectives are to generate investment returns that provide adequate assets to meet the Plan's benefit obligations and to maintain sufficient liquidity to pay benefits and administrative expenses.

        In 2015, a new investment policy was implemented which applies a dynamic asset allocation strategy. A dynamic asset allocation strategy invests in both return-seeking assets and liability-hedging assets and the allocation between these asset classes varies based upon the Plan's funded ratio.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22. EMPLOYEE BENEFITS (Continued)

Return-seeking assets consist of funds focused on U.S. equity, global equity, non-US equity and global REITs. Liability-hedging assets are fixed income investments. As the funded ratio of the Plan increases, the weight of liability-hedging assets increases. As of December 31, 2015, the Plan's asset allocation was within the guidelines described in the investment policy. The table below shows the asset classes as percentage of total assets:

Asset Class	Percentage of Total Assets

Fixed Income Funds	34%
U.S. Equity Funds	22%
International and Global Equity Funds	37%
Global Real Estate Funds	6%
Money Market Funds	1%
Cash and Equivalents	0%

        Plan assets are invested in various funds which employ both passive and active management strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks a particular index while active strategies employ investment managers seeking to manage the fund's performance. Certain transactions and securities are not authorized to be conducted or held in the pension trusts, such as purchase or sale of commodity contracts, illiquid securities or real estate, nonagency mortgage, and American Depositary Receipts (ADR) or common stock of the Company's parent, Luxottica Group S.p.A. Risk is further controlled both at the asset class and manager level by assigning benchmarks and performance objectives. The investment managers are monitored on an ongoing basis to evaluate performance against these benchmarks and performance objectives.

        Contributions—U.S. Holdings expects to contribute Euro 44.1 million to its pension plan and Euro 0.5 million to the SERP in 2016.

        Duration—The weighted average duration of the pension defined benefit obligations is 11.9 years while the weighted average duration of the SERPs is 7.6 years. The following table provides the undiscounted estimated future benefit payments (amounts in thousands):

Estimated Future Benefit Payments	Pension Plan	SERPs

2016	30,225	450
2017	31,068	963
2018	33,116	969
2019	40,017	929
2020	44,832	536
2021 - 2025	257,278	4,588

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2015 and 2014, was Euro 0.8 million and Euro 0.7 million, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22. EMPLOYEE BENEFITS (Continued)

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2015 and 2014, the accrued liability related to these benefits was Euro 0.6 million and Euro 0.7 million, respectively.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.5 million on each of December 31, 2015 and 2014.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2015, 2014 and 2013 was Euro 13.2 million, Euro 9.5 million and Euro 6.3 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2015, 2014 and 2013 was Euro 2.9 million, Euro 2.3 million and Euro 2.2 million, respectively.

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

        The plan liability of Euro 1.1 million and Euro 1.3 million at December 31, 2015 and 2014, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2015, 2014 and 2013 as well as the 2016 expected contributions are immaterial.

        For 2016, a 7.2% (8.0% for 2015 and 8.5% for 2014) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2024 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

22. EMPLOYEE BENEFITS (Continued)

determining the accumulated postretirement benefit obligation was 4.5% at December 31, 2015, 4.2% at December 31, 2014 and 5.1% at December 31, 2013. A 1.0% increase or decrease in the discount rate would not have a material impact on the postretirement benefit obligation.

23. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

Increases	4,712	5,287	5,424	1,955	17,378
Decreases	(3,683)	(7,323)	(1,493)	(22,575)	(35,074)
Business combinations	—	—	—	—	—
Translation difference and other movements	(218)	3,102	(715)	17,207	19,376

Balance as of December 31, 2014	10,755	24,548	48,771	15,149	99,223

Increases	3,734	10,547	4,863	8,365	27,509
Decreases	(2,787)	(11,093)	(386)	(10,379)	(24,644)
Translation difference and other movements	(1,759)	2,919	(17,608)	18,868	2,420

Balance as of December 31, 2015	9,943	26,922	35,640	32,003	104,508

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.8 million (Euro 5.7 million as of December 31, 2014) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.5 million (Euro 0.4 million as of December 31, 2014).

        The Company is self-insured for certain types of losses (please refer to Note 19 "Short-term Provisions for Risks and Other Charges" for further details).

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 91.4 million and Euro 83.8 million as of December 31, 2015 and 2014, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 44.9 million and Euro 41.9 million as of December 31, 2015 and 2014, respectively.

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2015 amounted to Euro 29,019,199.98 and was comprised of 483,653,333 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of December 31, 2014 amounted to Euro 28,900,294.98 and was comprised of 481,671,583 ordinary shares with a par value of Euro 0.06 each.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

25.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

        Following the exercise of 1,981,750 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 118,905 during 2015.

        The total options exercised in 2015 were 1,981,750, of which 32,500 refer to the 2008 grant, 150,000 refer to the 2009 extraordinary grant (reassignment of the 2006 performance grant), 94,000 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 35,000 refer to the 2009 ordinary grant, 149,500 refer to the 2010 ordinary grant, 324,500 refer to the 2011 ordinary grant and 1,196,250 refer to the 2012 ordinary grant.

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

Treasury shares

        Treasury shares were equal to Euro (68.6) million as of December 31, 2015 (Euro (73.9) million as of December 31, 2014). The decrease of Euro 5.3 million was primarily due (a) to grants to certain top executives equaling 498,778 treasury shares in the amount of Euro 9.7 million as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2012 Performance Share Plan ("PSP") and (b) to the grant equaling 119,755 treasury shares in the amount of Euro 2.5 million to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and founder, Mr. Leonardo Del Vecchio. This amount was partially offset by the purchase of 116,673 treasury shares for Euro 6.9 million. As a result, the number of Group treasury shares was reduced from 3,647,725 as of December 31, 2014 to 3,145,865 as of December 31, 2015.

        On June 25, 2015, the Company signed an agreement to enhance the market liquidity of Luxottica Group shares in compliance with CONSOB's market practices allowing issuers to conduct activities to support market liquidity. The agreement is between the Company and Kepler Capital Markets S.A. and provides that all trading activities pursuant to this arrangement will be conducted on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A., starting from June 29, 2015.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

26.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 5.2 million and Euro 7.3 million as of December 31, 2015 and December 31, 2014, respectively. The reduction was mainly due to the payment of dividends to non-controlling interests for Euro 2.1 million and the acquisition of the minority interest in Luxottica Netherlands for Euro 3.6 million and was partially offset by net income for the period of Euro 2.7 million.

27.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

REVENUES BY CATEGORY

        The break-down of revenues by category is as follows (amounts in thousands of Euro):

	2015	2014	2013

Sales of products	8,315,968	7,138,541	6,749,947
Vison care business	382,828	388,126	437,549
Eye-exam and related professional fees	113,461	105,860	108,233
Franchisee revenues	24,321	19,790	16,882

Total net sales	8,836,578	7,652,317	7,312,611

ANALYSIS OF EXPENSES BY NATURE

        The reconciliation of the expenses by function to the expenses by nature is as follows (amounts in thousands of Euro):

	2015	2014	2013

Cost of sales	2,835,426	2,574,685	2,524,006
Selling and advertising	3,537,224	3,013,399	2,866,307
General and administrative	1,087,484	906,620	866,624

Total expenses by function	7,460,134	6,494,704	6,256,937

Employee benefits expense	2,619,390	2,241,514	2,121,751
Consumption	1,447,548	1,347,155	1,302,965
Production costs	427,596	416,717	429,210
Logistics costs	185,791	160,855	152,798
Depreciation and amortization	476,888	383,996	366,653
Operating lease expense	684,445	573,091	540,123
Advertising media and promotion expenses	341,749	287,519	267,300
Trade marketing	185,192	167,955	171,705
Royalties	168,669	149,952	144,588
Share-based compensation expense	49,692	31,826	28,078
Other	873,174	734,123	731,768

Total expenses by nature	7,460,134	6,494,704	6,256,937

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

27.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2015	2014	2013

Interest expense on bank overdrafts	(902)	(1,346)	(213)
Interest expense on loans	(92,138)	(95,409)	(87,650)
Financial expense on derivatives	(8,322)	(6,728)	(7,548)
Other interest expense	(5,077)	(6,176)	(6,721)

Total interest expense	(106,439)	(109,659)	(102,132)

INTEREST INCOME	2015	2014	2013

Interest income on bank accounts	8,100	9,103	6,449
Financial income on derivatives	1,666	804	1,070
Interest income on loans	1,424	1,765	2,553

Total interest income	11,190	11,672	10,072

OTHER—NET	2015	2014	2013

Other—net from derivative financial instruments and translation differences	(4,794)	711	(7,951)
Other—net	1,512	(256)	704

Total other—net	(3,281)	455	(7,247)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2015	2014	2013

Current taxes	(484,652)	(424,966)	(420,668)
Deferred taxes	13,610	10,900	13,164

Total income tax provision	(471,042)	(414,066)	(407,505)

        Increase in current taxes was mainly due to the increase in earnings before taxes.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

27.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2015	2014	2013

Italian statutory tax rate	31.4%	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	4.1%	4.8%	5.0%
Accrual for tax audit of Luxottica S.r.l. of Euro 30.3 million, Euro 66.7 million and Euro 10.0 million, respectively (fiscal year 2007 and subsequent periods)	—	2.9%	7.0%
Adjustment for the reorganization of Oakley and other minor projects	0.6%	—	—
Aggregate other effects	0.8%	—	(0.8)%

Effective rate	36.9%	39.1%	42.6%

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

        Minimum payments required in each of the years subsequent to December 31, 2015 are detailed as follows (amounts in thousands of Euro):

Year ending December 31

2016	106,120
2017	123,131
2018	120,761
2019	104,945
2020	103,470
Subsequent years	349,509

Total	907,936

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2016 and 2026 and provide for renewal options under

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

28.  COMMITMENTS AND RISKS (Continued)

various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short- term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2015	2014	2013

Minimum lease payments	434,172	377,570	359,479
Additional lease payments	153,792	134,113	126,400
Sublease payments received	(28,502)	(23,029)	(22,871)

Total	559,462	488,654	463,008

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)

2016	375,141
2017	288,921
2018	225,815
2019	177,958
2020	139,673
Subsequent years	270,276

Total	1,477,785

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

28.  COMMITMENTS AND RISKS (Continued)

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2016	10,052	17,556	115,346
2017	6,005	14,998	51,647
2018	1,596	8,497	36,012
2019	603	7,487	11,812
2020	786	5,214	—
Subsequent years	—	5,273	—

Total	19,043	59,026	214,817

Guarantees

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 7.8 million (USD 8.5 million) at December 31, 2015 (Euro 3.3 million at December 31, 2014). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2015 and 2014. The liability expires at various dates through October 23, 2025.

Litigation

French Competition Authority Investigation

        Our French subsidiaries Luxottica France S.A.S.U., Alain Mikli International S.A.S.U. and Mikli Diffusion France S.A.S.U., together with other major competitors in the French eyewear industry, have been the subject of an investigation conducted by the French Competition Authority (the "FCA") relating to pricing and sales practices in such industry. The investigation is ongoing. In May 2015, the Company received a Statement of Objections from the FCA. This document contains the FCA's preliminary position on alleged anti-competitive practices and it does not prejudice its final decision.

        In August 2015, the Company filed detailed responses to the Statement of Objections. Luxottica will vigorously defend itself against the FCA's allegations. In early 2016, the FCA requested additional information, as is typical in this type of proceeding.

        No provision has been booked by the Group as this matter is at a stage which makes it not possible to assess the probability and range of potential liability. This assessment is based in part on the fact that the FCA's positions on significant issues are uncertain, including the duration of the alleged violations, the brands and sales channels involved and the applicability of mitigating or aggravating circumstances that are considered as part of the FCA's process for assessing any fines. If the FCA concludes that there was a violation, it will impose a fine, which may be contested in court. Such fine, assuming it was upheld by the court, could have a material effect on the Company's results of operations and financial condition. Considering the ongoing complex proceeding, it is difficult to predict the timing of any action by the FCA,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

28.  COMMITMENTS AND RISKS (Continued)

including the conclusion of the proceeding and the imposition of any fine, which could occur at some point in 2016 or beyond.

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

29.  RELATED PARTY TRANSACTIONS

License Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by Claudio Del Vecchio, a son of the Group's Executive Chairman and majority stockholder. The license expires on December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.9 million in 2015, Euro 0.8 million in 2014 and Euro 0.8 million in 2013. Management believes that the terms of the license agreement are fair to the Company.

Lease of Office Building

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan, Italy. The lease is for a period of seven years and five months and may be renewed for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which is a related party of Delfin S.à r.l., an entity that is controlled by the Company's Executive Chairman, Leonardo Del Vecchio. In accordance with the procedure on related parties adopted by the Company and CONSOB regulation n. 17221/2010 and in light of the lease value, the agreement qualifies as a minor transaction with related parties. On March 31, 2014, the Risk and Control Committee, which is composed solely of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into the lease as well as on the convenience and fairness of the related conditions. The Company incurred lease expenses in 2015 and 2014 of Euro 3.8 million and Euro 2.0 million, respectively.

Resignation of Former CEOs

        On September 1, 2014, Andrea Guerra left as the Group's chief executive officer. Pursuant to his termination agreement, Luxottica paid Mr. Guerra a redundancy incentive payment equal to Euro 10,000,000 in addition to severance pay linked to the consensual termination of his employment relationship. In addition, Luxottica paid Mr. Guerra Euro 592,294 in connection with a settlement and novation agreement as consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. Mr. Guerra also signed a 24- month non-competition agreement pursuant to which he is entitled to receive Euro 800,000 to be paid in equal quarterly installments starting from the date of the termination of his employment. Additionally, Mr. Guerra sold 813,500 shares of Luxottica Group S.p.A. that he previously received under incentive plans to the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

29.  RELATED PARTY TRANSACTIONS (Continued)

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

Delfin Share Award

        On May 4, 2015, the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and founder, Mr. Leonardo Del Vecchio. This share award is a gift from the founder. An aggregate amount of 119,755 Luxottica Group treasury shares, with a total value of Euro 7.4 million, was granted on October 12, 2015 and accounted for in accordance with IFRS 2. Delfin S.à r.l. has reimbursed the Company for the value of this share grant.

        A summary of related party transactions as of December 31, 2015, 2014 and 2013, is provided below.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2015 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	416	768	29	336
Eyebiz Laboratories Pty Limited	5,563	53,104	10,682	16,358
Salmoiraghi & Viganò	16,848	1	56,361	517
Others	2,457	8,947	10,384	552

Total	25,285	62,820	77,456	17,763

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2014 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	452	1,108	202	292
Eyebiz Laboratories Pty Limited	5,642	54,834	10,233	17,144
Salmoiraghi & Viganò	13,753	11	51,076	183
Others	2,214	23,845	2,190	3,318

Total	22,061	79,798	63,701	20,937

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

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

        Total remuneration due to key managers amounted to approximately Euro 50.8 million, Euro 53.1 million and Euro 24.4 million in 2015, 2014 and 2013, respectively.

        In 2015 and 2014, transactions with related parties resulted in a cash outflow of approximately Euro 54.6 million and Euro 48.2 million.

30.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2015, 2014 and 2013 amounting to Euro 804.1 million, Euro 642.6 million and Euro 544.7 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2015 were equal to Euro 1.68, compared to Euro 1.35 and Euro 1.15 in 2014 and 2013, respectively. Diluted earnings per share in 2015 were equal to Euro 1.67 compared to Euro 1.34 and Euro 1.14 in 2014 and 2013, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

30.  EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2015	2014	2013

Weighted average shares outstanding—basic	479,553,693	475,947,763	472,057,274
Effect of dilutive stock options	2,519,669	3,299,427	4,215,291
Weighted average shares outstanding—dilutive	482,073,361	479,247,190	476,272,565
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	2,015,627	1,641,383	1,768,735

31.  DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in other-net within the consolidated statement of income amounted to Euro 0.0 million in each of 2015, 2014 and 2013.

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2015 and 2014 (amounts in thousands of Euro):

	2015		2014
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	2,055	(2,173)	1,008	(4,376)

Total	2,055	(2,173)	1,008	(4,376)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	—	—	—	—

Total	—	—	—	—

Current portion	2,055	(2,173)	1,008	(4,376)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

31.  DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2013	(318)

Fair value adjustment of derivatives designated as cash flow hedges	(129)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	35
Amounts reclassified to the consolidated statement of income	567
Tax effect on amounts reclassified to the consolidated statement of income	(155)

Balance as of December 31, 2013	—

Fair value adjustment of derivatives designated as cash flow hedges	(129)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	35
Amounts reclassified to the consolidated statement of income	567
Tax effect on amounts reclassified to the consolidated statement of income	(155)

Balance as of December 31, 2014	—

Interest rate swaps

        As of December 31, 2015 and 2014, there were no interest rate swap instruments.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

32. SHARE-BASED PAYMENTS (Continued)

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2015, 33,153,333 have been exercised.

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,988,300
2005 Ordinary Plan	1,512,000	1,332,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	15,000
2008 Ordinary Plan	2,020,500	1,582,300
2009 Ordinary Plan	1,050,000	743,250
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,772,000
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	599,500
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	1,100,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	3,850,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,300,000
2010 Ordinary Plan	1,924,500	1,422,000
2011 Ordinary Plan	2,039,000	1,469,500
2012 Ordinary Plan	2,076,500	1,196,250

Total	55,909,800	33,153,333

(*)
The plan was reassigned in 2009.

        On April 29, 2013, a Performance Shares Plan for senior managers within the Company as identified by the Board (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period.

        On the same date, the Board granted certain of the Group's key employees 1,067,900 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,281,480 units if certain

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

32. SHARE-BASED PAYMENTS (Continued)

consolidated cumulative earnings per share targets are achieved over the three-year period from 2013 through 2015. On December 31, 2015, the consolidated cumulative earnings per share targets were achieved. As of December 31, 2015, 214,800 of the maximum units granted had been forfeited.

        On April 29, 2014, the Board granted certain of the Group's key employees 1,004,400 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,205,280 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2014 through 2016. Management expects that the target will be met. As of December 31, 2015, 126,720 of the maximum units granted had been forfeited.

        On May 4, 2015, the Board of Directors granted certain of the Group's key employees 1,318,300 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,581,960 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2015 through 2017. Management expects that the target will be met. As of December 31, 2015, 131,880 of the maximum units granted had been forfeited.

        On May 4, 2015, the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and founder, Mr. Leonardo Del Vecchio. This share award is a gift from the founder. An aggregate amount of 119,755 Luxottica Group treasury shares, with a total value of Euro 7.4 million, was granted on October 12, 2015 and accounted for in accordance with IFRS 2. Delfin S.à r.l. has reimbursed the Company for the value of this share grant.

        The information required by IFRS 2 on stock option plans is reported below. The fair value of the stock option grant was estimated on the grant date using the binomial model. The PSP fair value was calculated based on the following weighted average assumptions:

PSP 2015

Share price at the grant date (in Euro)	60.02
Expected option life	3 years
Dividend yield	1.39%

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

32. SHARE-BASED PAYMENTS (Continued)

        The fair value of the units granted under the 2015 PSP was Euro 57.57 per unit. Movements reported in the various stock option and performance share plans in 2015 are reported below:

	Exercise price	Currency	No. of options outstanding as of December 31, 2014	Granted options	Forfeited options	Exercised options/vested units	Expired options	No. of options outstanding as of December 31, 2015

2007 Ordinary Plan	24.03	Euro	5,000		—	—	—	5,000
2008 Ordinary Plan	18.08	Euro	119,200	—	—	(32,500)	—	86,700
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	36,000	—	—	(6,000)	—	30,000
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	45,750	—	—	(29,000)	—	16,750
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	152,000	—	—	(84,000)	—	68,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	15.03	Euro	50,500	—	—	(10,000)	—	40,500
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	550,000	—	—	(150,000)	—	400,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	50,000	—	—	—	—	50,000
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	194,000	—	(11,000)	(68,000)	—	115,000
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	114,500	—	—	(81,500)	—	33,000
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	339,500	—	(13,000)	(191,500)	—	135,000
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	217,000	—	—	(133,000)	—	84,000
2012 Ordinary Plan—for citizens not resident in the U.S.	26.94	Euro	1,318,000	—	(43,500)	(835,500)	—	439,000
2012 Ordinary Plan—for citizens resident in the U.S	28.32	Euro	530,000	—	(10,500)	(360,750)	—	158,750
PSP 2012		Euro	610,800		(112,022)	(498,778)		—
PSP 2013	—	Euro	1,154,220	—	(87,540)	—	—	1,066,680
PSP 2014	—	Euro	1,160,700	—	(77,520)	—	—	1,083,180
PSP 2015 (ordinary)	—	Euro		893,160	(44,280)	—	—	848,880
PSP 2015 (extraordinary)	—	Euro		688,800	(87.600)	—	—	601,200

Total			6,647,170	1,581,960	(486,962)	(2,480,528)	—	5,261,640

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

32. SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2015 are summarized in the following table:

Number of options exercisable as of December 31, 2015

2007 Plan	5,000
2008 Plan	86,700
2009 Ordinary plan—for citizens not resident in the U.S.	30,000
2009 Ordinary plan—for citizens resident in the U.S.	16,750
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	68,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	40,500
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	400,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	50,000
2010 Plan—for citizens not resident in the U.S.	115,000
2010 Plan—for citizens resident in the U.S.	33,000
2011 Plan—for citizens not resident in the U.S.	135,000
2011 Plan—for citizens resident in the U.S.	84,000
2012 Plan—for citizens not resident in the U.S.	439,000
2012 Plan—for citizens not resident in the U.S.	158,750

Total	1,661,700

        The remaining contractual life of plans in effect on December 31, 2015 is highlighted in the following table:

Remaining contractual life in years

2007 Ordinary Plan	0.18
2008 Ordinary Plan	1.20
2009 Ordinary plan for citizens not resident in the U.S.	2.35
2009 Ordinary plan for citizens resident in the U.S.	2.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	1.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	2.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	2.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	2.45
2010 Ordinary Plan—for citizens not resident in the U.S.	3.33
2010 Ordinary Plan—for citizens resident in the U.S.	3.33
2011 Ordinary Plan—for citizens not resident in the U.S.	4.33
2011 Ordinary Plan—for citizens resident in the U.S.	4.33
2012 Ordinary Plan—for citizens not resident in the U.S.	5.35
2012 Ordinary Plan—for citizens resident in the U.S.	5.35

        With regards to the options exercised during the course of 2015, the weighted average share price of the shares in 2015 was equal to Euro 59.35.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

32. SHARE-BASED PAYMENTS (Continued)

        The Group has recorded an expense for the ordinary stock option plans of Euro 1.6 million, Euro 6.1 million and Euro 9.5 million in 2015, 2014 and 2013, respectively. For the 2010, 2011, 2012, 2013, 2014 and 2015 PSPs, the Group recorded an expense of Euro 40.7 million, Euro 24.9 million and Euro 18.7 million in 2015, 2014 and 2013, respectively.

        The PSP plans are conditional upon satisfying service as well as performance conditions.

33. DIVIDENDS

        In May 2015, the Company distributed aggregate dividends to its stockholders of Euro 689.7 million equal to Euro 1.44 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.1 million. During 2014, the Company distributed aggregate dividends to its stockholders of Euro 308.3 million equal to Euro 0.65 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 3.7 million.

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

        The table below provides the Group's gearing ratio for 2015 and 2014 as follows:

	(amounts in millions of Euro 2015	2014

Total borrowings (notes 15 and 21)	1,870.4	2,466.5
Less cash and cash equivalents	(864.9)	(1,453.6)

Net financial position	1,005.6	1,012.9
Total equity	5,417.7	4,928.8

Capital	6,423.3	5,941.7

Gearing ratio	15.7%	17.0%

35. SUBSEQUENT EVENTS

        On January 29, 2016, Mr. Adil Mehboob-Khan departed from the Board of Directors and as the Group's CEO for Markets and, effective February 29, 2016, from his other administrative roles with the Group. In connection with his termination, Luxottica paid Mr. Mehboob-Khan Euro 6.8 million in addition to severance pay linked to the termination of his employment relationship. In addition, Luxottica paid Mr. Mehboob-Khan Euro 0.2 million in connection with a settlement and novation agreement as

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2015

35. SUBSEQUENT EVENTS (Continued)

consideration for his waiver of any claims or rights that he may have that are connected or related to his employment and administration relationships with the Group or any other associated entity and any resolution thereof. No sums were awarded in connection with Mr. Mehboob-Khan's termination from the position of director and CEO for Markets of Luxottica Group S.p.A. At the same time, the Board of Directors approved the assignment of responsibility for Markets, a role formerly held by Mr. Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Massimo Vian continues in his role as CEO for Product and Operations.

        On February 23, 2016, the Company and Maison Valentino signed a new and exclusive eyewear license agreement for the design, manufacture and worldwide distribution of Valentino eyewear. The ten-year term of the agreement will begin in January 2017. The first collection under the agreement will be available in 2017.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate for the year ended December 31, 2015	Final exchange rate as of December 31, 2015	Average exchange rate for the year ended December 31, 2014	Final exchange rate as of December 31, 2014

Argentine Peso	10.2599	14.0972	10.7718	10.2755
Australian Dollar	1.4777	1.4897	1.4719	1.4829
Brazilian Real	3.7004	4.3117	3.1211	3.2207
Canadian Dollar	1.4186	1.5116	1.4661	1.4063
Chilean Peso	726.4062	772.7130	756.9327	737.2970
Chinese Renminbi	6.9733	7.0608	8.1857	7.5358
Colombian Peso	3,048.5271	3,456.0100	2,652.4517	2,892.2600
Croatian Kuna	7.6137	7.6380	7.6344	7.6580
Danish Krone	7.4587	7.4626	7.4548	7.4453
Great Britain Pound	0.7259	0.7340	0.8061	0.7789
Hong Kong Dollar	8.6014	8.4376	10.3025	9.4170
Hungarian Forint	309.9956	315.9800	308.7061	315.5400
Indian Rupee	71.1956	72.0215	81.0406	76.7190
Israeli Shekel	4.3122	4.2481	4.7449	4.7200
Japanese Yen	134.3140	131.0700	140.3061	145.2300
Malaysian Ringgit	4.3373	4.6959	4.3446	4.2473
Mexican Peso	17.6157	18.9145	17.6550	17.8679
Namibian Dollar	14.1723	16.9530	14.4037	14.0353
New Zealand Dollar	1.5930	1.5923	1.5995	1.5525
Norwegian Krona	8.9496	9.6030	8.3544	9.0420
Peruvian Nuevo Sol	3.5324	3.7083	3.7678	3.6327
Polish Zloty	4.1841	4.2639	4.1843	4.2732
Russian Ruble	68.0720	80.6736	50.9518	72.3370
Singapore Dollar	1.5255	1.5417	1.6823	1.6058
South African Rand	14.1723	16.9530	14.4037	14.0353
South Korean Won	1,256.5444	1,280.7800	1,398.1424	1,324.8000
Swedish Krona	9.3535	9.1895	9.0985	9.3930
Swiss Franc	1.0679	1.0835	1.2146	1.2024
Taiwan Dollar	35.2501	35.7908	40.2499	38.4133
Thai Baht	38.0278	39.2480	43.1469	39.9100
Turkish Lira	3.0255	3.1765	2.9065	2.8320
U.S. Dollar	1.1095	1.0887	1.3285	1.2141
United Arab Emirates Dirham	4.0733	3.9966	4.8796	4.4594

ITEM 19.    EXHIBITS

        EXHIBITS.    The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the U.S. Securities and Exchange Commission (the "Commission") on January 23, 1990).
1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (filed herewith).
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
4.4
Luxottica Group S.p.A. 2006 Stock Option Plan, as amended (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on April 29, 2013).
4.5
Agreement and Plan of Merger, dated as of June 20, 2007, by and among Luxottica Group S.p.A., Norma Acquisition Corp. and Oakley, Inc. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on June 25, 2007).
4.6
Luxottica Group S.p.A. 2008 Performance Shares Plan (unofficial English translation incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Commission on June 26, 2008).

Exhibit Number	Exhibits
4.7	Form of Note Purchase Agreement, dated as of June 30, 2008, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).
4.8
Amendment Letter to Note Purchase Agreement dated June 30, 2008, dated April 14, 2016, by and among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A. and each of the holders identified therein (filed herewith).
4.9	Form of Parent Guarantee, dated as of July 1, 2008, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).
4.10	Form of Subsidiary Guarantee, dated as of July 1, 2008, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).
4.11
Form of Note Purchase Agreement, dated as of January 29, 2010, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).
4.12	Amendment to Note Purchase Agreement, dated April 14, 2016, by and among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A. and each of the holders identified therein (filed herewith).
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
4.16	Amendment to Note Purchase Agreement, dated April 14, 2016, by and between Luxottica Group S.p.A. and each of the holders identified therein (filed herewith).
4.17
Subsidiary Guarantee, dated as of September 30, 2010, granted by Luxottica S.r.l. and Luxottica U.S. Holdings Corp. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on November 1, 2010).
4.18
Form of Note Purchase Agreement, dated as of December 15, 2011, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on December 23, 2011).
4.19
Amendment Letter to Note Purchase Agreement dated December 15, 2011, dated April 14, 2016, by and among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A. and each of the holders identified therein (filed herewith).

Exhibit Number	Exhibits
4.20	Form of Parent Guarantee, dated as of December 15, 2011, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on December 23, 2011).
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
4.23
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
4.25
Luxottica Group S.p.A. Performance Shares Plan 2013-2017 (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the Commission on April 29, 2013).
4.26
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
4.27
Trust Deed, dated May 10, 2013, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on March 6, 2014).
4.28
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

Exhibit Number	Exhibits
4.30	First Supplemental Trust Deed, dated May 9, 2014, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Original Guarantors, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the Commission on April 24, 2015).
4.31
Amended and Restated Agency Agreement, dated May 9, 2014, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, BNP Paribas Securities Services, Luxembourg Branch, as Paying Agent, and BNP Paribas Trust Corporation UK Limited, as Trustee (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the Commission on April 24, 2015).
4.32
Amended and Restated Programme Agreement, dated May 9, 2014, by and among Luxottica Group S.p.A., as Issuer, Luxottica U.S. Holdings Corp. and Luxottica S.r.l., as Guarantors, and Banca IMI S.p.A., BNP Paribas, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch, J.P. Morgan Securities plc, Mediobanca—Banca di Credito Finanziario S.p.A., Merrill Lynch International, The Royal Bank of Scotland plc and UniCredit Bank AG, as Initial Dealers (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the Commission on April 24, 2015).
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

LUXOTTICA GROUP S.p.A. (Registrant)
By:	/s/ LEONARDO DEL VECCHIO Leonardo Del Vecchio Executive Chairman
By:	/s/ MASSIMO VIAN Massimo Vian Chief Executive Officer for Product and Operations

Dated: April 21, 2016