Form 20-F
period 2016-12-31
LUXOTTICA GROUP SPA
filed 2017-04-28
CIK 857471

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

ORDINARY SHARES, PAR VALUE EURO 0.06 PER SHARE	476,976,945

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve our business objectives and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission (the "SEC"). In addition, such forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Essilor International ("Essilor") and Luxottica (including the benefits, results, effects and timing of a transaction) and all statements regarding Luxottica's (and Essilor's and Luxottica's combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management. Statements used herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Luxottica (and the combined businesses of Essilor and Luxottica), together with all other statements that are not historical facts, are forward-looking statements. These forward-looking statements are made as of the date hereof and we do not assume any obligation to update them.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

        The following tables set forth selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements, the related notes thereto, and Item 5—"Operating and Financial Review and Prospects" contained elsewhere herein. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The selected consolidated income statement data for the years ended December 31, 2016, 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015, are derived from the audited Consolidated Financial Statements included in Item 18. The selected consolidated income statement data for the years ended December 31, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, are derived from audited consolidated financial statements which are not included in this Form 20-F. In 2016, the Group applied accounting policies on a basis consistent with the previous year and did not elect the early adoption of any IFRS standards (other than as disclosed in Note 2 to the Consolidated Financial Statements included in Item 18 of this Form 20-F).

        The selected financial data below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Form 20-F.

[TABLES APPEAR ON THE FOLLOWING PAGES]

(Amounts in thousands of Euro except share data)	2016	2015(1)	2014(2)	2013	2012

STATEMENT OF INCOME DATA:
Net Sales	9,085,707	8,836,578	7,652,317	7,312,611	7,086,142
Cost of Sales	(3,153,264)	(2,835,426)	(2,574,685)	(2,524,006)	(2,435,993)

Gross Profit	5,932,443	6,001,152	5,077,632	4,788,605	4,650,148
OPERATING EXPENSE
Selling and Advertising	(3,626,962)	(3,537,224)	(3,013,399)	(2,866,307)	(2,840,649)
General and Administrative	(960,214)	(1,087,484)	(906,620)	(866,624)	(839,360)

Total	(4,587,176)	(4,624,708)	(3,920,019)	(3,732,931)	(3,680,009)

Income from Operations	1,345,267	1,376,445	1,157,613	1,055,673	970,139
OTHER INCOME (EXPENSE)
Interest Income	15,469	11,190	11,672	10,072	18,910
Interest Expense	(81,528)	(106,439)	(109,659)	(102,132)	(138,140)
Other—Net	39,486	(3,281)	455	(7,247)	(6,463)

Other Expenses—Net	(26,573)	(98,530)	(97,533)	(99,307)	(125,693)

Income Before Provision for Income Taxes	1,318,693	1,277,914	1,060,080	956,366	844,447
Provision for Income Taxes	(466,373)	(471,042)	(414,066)	(407,505)	(305,891)

Net Income	852,321	806,873	646,014	548,861	538,556
Of which attributable to:
Luxottica Group Stockholders	850,524	804,119	642,596	544,696	534,375

Non-controlling Interests	1,797	2,753	3,417	4,165	4,181

Weighted Average Shares Outstanding (thousands)
—Basic	479,226	479,554	475,948	472,057	464,643
—Diluted	480,026	482,073	479,247	476,273	469,574
Basic Earnings per Share(3)	1.77	1.68	1.35	1.15	1.15
Diluted Earnings per Share(3)	1.77	1.67	1.34	1.14	1.14

(1)
In 2015, the majority of the retail subsidiaries of the Group that did not previously report on a calendar-year basis changed their reporting calendars in order to align with those of Luxottica Group S.p.A. and other subsidiaries that report on a calendar-year basis.

(2)
Fiscal year 2014 for certain entities within the retail distribution segment included 53 weeks, compared to 52 weeks in each of fiscal years 2012 and 2013.

(3)
Earnings per Share for each year have been calculated based on the weighted-average number of shares outstanding during the respective years. Each American Depositary Share ("ADS" or "ADR") represents one ordinary share.

	As of December 31,
(Amounts in thousands of Euro except share data)
	2016	2015	2014	2013	2012

BALANCE SHEET DATA:
Working Capital(1)	811,450	922,209	778,955	535,616	621,882
Total Assets	10,299,787	9,649,148	9,594,297	8,082,905	8,442,160
Total Debt(2)	2,043,857	1,870,436	2,466,506	2,079,430	2,452,463
Stockholders' Equity	5,778,423	5,412,524	4,921,479	4,142,828	3,981,372
Capital Stock	29,051	29,019	28,900	28,653	28,394
Total Number of Ordinary Shares (thousands)	484,176	483,653	481,672	477,561	473,238

(1)
Working Capital is total current assets minus total current liabilities. See Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources."

(2)
The current portion of Total Debt was Euro 362.9 million, Euro 155.3 million, Euro 778.1 million, Euro 363.0 million and Euro 400.4 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

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

        At our ordinary meeting of stockholders held on April 29, 2016, our stockholders approved the distribution of a cash dividend in the amount of Euro 0.89 per ordinary share and ADR. The total amount of the dividend paid to stockholders on May 24, 2016 was Euro 427.7 million. On March 1, 2017, the Board of Directors of the Company proposed to the ordinary meeting of stockholders to be convened on April 28, 2017 the distribution of a cash dividend in the amount of Euro 0.92 per ordinary share and ADR.

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and our stockholders may determine.

        The table below sets forth the cash dividends declared and paid on each ordinary share in each year indicated.

			Translated into U.S. $ per Ordinary Share(4)
	Cash Dividends per Ordinary Share(1)(2)(3)
Year

	(Euro)		(U.S. $)
2012	0.490		0.615
2013	0.580		0.750
2014	0.650		0.888
2015(5)	1.440		1.598
2016	0.890	(6)	0.993

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

(5)
In 2015, the dividend consisted of an ordinary dividend of Euro 0.72 per ordinary share and an extraordinary dividend of Euro 0.72 per ordinary share.

(6)
The dividend of Euro 0.89 per ordinary share was proposed by our Board of Directors on March 1, 2016 and was voted upon and approved by our stockholders at the ordinary meeting of stockholders held on April 29, 2016.

EXCHANGE RATE INFORMATION

        The following tables set forth, for 2012 through 2016, certain information regarding the Euro foreign exchange reference rate published by the European Central Bank (the "BCE Rate"), which is used by the Company for translating amounts denominated in currencies other than Euro. The information is expressed in U.S. dollars per Euro 1.00:

Year Ended December 31,	Low	High	Average(1)	End of Period

2012	1.2053	1.3453	1.2859	1.3194
2013	1.2768	1.3814	1.3308	1.3791
2014	1.2141	1.3953	1.3211	1.2141
2015	1.0552	1.2043	1.1046	1.0887
2016	1.0364	1.1569	1.1032	1.0541

(1)
The average of the BCE Rate in effect on the last business day of each month during the period. When the Company consolidates its profit and loss statement, it translates U.S. dollar denominated amounts into Euro using an average U.S. dollar/Euro exchange rate of each business day during the applicable period.

Month	Low	High

October 2016	1.0872	1.1236
November 2016	1.0548	1.1095
December 2016	1.0364	1.0762
January 2017	1.0385	1.0755
February 2017	1.0513	1.0808
March 2017	1.0514	1.0889

        On April 24, 2017, the BCE Rate was U.S. $1.0848 per Euro 1.00.

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

COMBINATION WITH ESSILOR

        On January 15, 2017, Luxottica's controlling shareholder, Delfin S.à r.l. ("Delfin"), and Essilor entered into a combination agreement, pursuant to which Delfin and Essilor have agreed to a strategic combination of Luxottica's and Essilor's respective businesses (the "Combination"). As part of the transaction, Delfin has agreed to contribute its entire equity stake in Luxottica to Essilor in exchange for newly-issued Essilor shares (the "Contribution"), and Essilor (to be renamed "EssilorLuxottica" after completion of the contemplated Contribution) will subsequently make an offer to acquire all of the remaining issued and outstanding shares of Luxottica in accordance with Italian law (the "Offer"). In addition, as part of the transaction, Essilor is expected to implement a "hive-down" or similar contribution of substantially all its activities to a wholly-owned subsidiary to be renamed "Essilor International," following which Essilor will become a holding company for the combined business under the new name "EssilorLuxottica." Immediately following the transaction, Delfin is expected to own between 31% and 38% of the outstanding shares of EssilorLuxottica on a fully diluted basis (depending on the acceptance rate of the Offer) and be the largest shareholder of the combined company. The voting rights of each shareholder of EssilorLuxottica will be capped at 31%, subject to a formula, and any double voting rights in respect of the Essilor shares will be cancelled. Completion of the transaction is subject to Essilor's Works Councils' information and consultation procedure in accordance with French law (which was successfully completed on March 6, 2017) and the satisfaction of certain other conditions, including (i) written confirmation from the Autorité des marchés financiers (the "AMF") that the transaction will not require Delfin to make a mandatory tender offer for Essilor's shares (which was received on April 12, 2017), (ii) completion of the hive-down, (iii) clearances (including as a result of the expiration of the relevant waiting period) from competition authorities in the European Union, the United States, China, Brazil and Canada and (iv) the requisite approvals from Essilor's shareholders.

        The combination agreement will terminate automatically if (i) Essilor has failed to convene its general shareholders' meeting to approve, among other things, the Contribution (which meeting is to be held no later than May 30, 2017), (ii) Essilor's general shareholders' meeting has failed to approve, among other things, the Contribution or (iii) Essilor's special meeting of shareholders (to be held no later than May 30, 2017) has failed to approve the cancellation of double voting rights in respect of the Essilor shares. Either Delfin or Essilor may elect to terminate the combination agreement if (i) the conditions precedent (other than those relating to obtaining the requisite approval of Essilor's shareholders) have not been waived or satisfied and the Contribution has not been completed by June 30, 2018 or (ii) any of the necessary competition authority approvals has been denied (and such denial has become final, binding and non-appealable) or an order permanently preventing the consummation of the transaction or the satisfaction of any conditions precedent has become final, binding and non-appealable.

        Upon consummation of the Combination, Luxottica's Executive Chairman, Leonardo Del Vecchio, is intended to serve as Executive Chairman and CEO of EssilorLuxottica. Essilor's Chairman and CEO, Hubert Sagnières, is intended to serve as Executive Vice-Chairman and Deputy CEO of EssilorLuxottica with equal powers as the Executive Chairman and CEO. Leonardo Del Vecchio and Hubert Sagnières are also intended to keep their positions of Executive Chairman of Luxottica and Chairman and CEO of Essilor International, respectively. The EssilorLuxottica Board of Directors will consist of sixteen members: eight members nominated by Essilor (comprising Hubert Sagnières, two Essilor employee representatives, one representative of Valoptec Association, an organization whose members are employee-shareholders of Essilor, and four independent members from the current Board of Directors of Essilor) and eight members nominated by Delfin (comprising Leonardo Del Vecchio, three Delfin representatives and four independent members designated by Delfin after consultation with Essilor (unless those directors are chosen from among the current Luxottica board members, in which case no consultation is required)). Essilor International, after completion of the hive-down described above, and Luxottica will each maintain its Board of Directors.

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

Recent political changes in certain countries in which we do significant business have resulted in global regulatory uncertainty with respect to international trade and could materially adversely affect our business, financial condition and results of operations by increasing costs and slowing distribution processes.

        On June 23, 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union, commonly referred to as "Brexit." Following the referendum, on March 29, 2017, the British government triggered Article 50 of the European Treaty issuing notice of the United Kingdom's intent to withdraw from the European Union. The process of negotiating the terms of the United Kingdom's future relationship with the European Union has now begun and is expected to take two years to complete. Although it is unknown what those terms will be, it is possible that there will be greater restrictions on imports and exports between the United Kingdom and European Union countries and increased regulatory complexities. These changes may adversely affect our operations and financial results.

        In addition, in the United States, the new leadership has expressed a desire to reevaluate and potentially modify existing trade agreements, such as the North American Free Trade Agreement, to restrict free trade, including significant increases in tariffs on goods imported into the United States. Any future changes in U.S. political, regulatory or economic conditions or in laws or policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently develop and sell products could adversely affect our business.

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

Risks Relating to the Combination with Essilor

The completion of the Combination is subject to a number of conditions precedent, any of which may prevent or delay the Combination if not satisfied or waived.

        The closing of the Contribution, and by extension the Combination, is subject to a number of conditions precedent. There can be no guarantee that these conditions will be satisfied or waived in a timely fashion or at all. Any failure or delay in respect thereof could prevent or delay the completion of the Combination, which could reduce the synergies and benefits that Luxottica and Essilor expect to obtain from the Combination.

The integration of the operations of Essilor and Luxottica may not be successful and may disrupt operations or generate expenses.

        The anticipated benefits of the contemplated Combination will depend in part on the successful integration of the activities of Essilor and Luxottica. The Combination will involve the integration of two complex groups of considerable size that currently pursue a wide range of activities and operate independently. The companies could encounter significant difficulties in implementing an integration plan, some of which may be unforeseen or beyond the control of Essilor and Luxottica, including:

  •
  Challenges related to inconsistencies between the standards, controls, procedures and rules, business culture and organization of Essilor and Luxottica, and the need to integrate and harmonize different operational systems and procedures specific to the two companies, such as the financial and accounting systems and other computer systems; and

  •
  The existence of any minority shareholders in Luxottica following the transaction could make the implementation of certain integration steps more burdensome, complex or costly.

        In addition, the process of integration will be complex and time-consuming, and management of both companies will have to devote significant time and resources to the effort. These efforts could divert management's focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Integration efforts may also generate significant costs, which could adversely affect the combined company's financial position and results of operations. Any failure to integrate the companies as expected could have an adverse impact on the operations, financial condition and profitability of the combined company.

The Combination may not achieve some or all of the anticipated synergies.

        There can be no guarantee that the revenue or cost synergies anticipated to result from the Combination will be achieved in the expected time frame or at all, as the eventual achievement and extent of the anticipated synergies depends on a variety of factors and assumptions, many of which are beyond the control of Essilor and Luxottica. The ability to achieve the anticipated synergies could be adversely affected by the materialization of one or more of the risks relating to the business of Luxottica described in this Form 20-F. Furthermore, the costs incurred to achieve these synergies could be higher than anticipated or there may be additional unanticipated costs that exceed the expected synergies, which may result in reduced shareholder value. Failure to successfully achieve the anticipated synergies or increased costs incurred in connection therewith could materially and adversely affect the activities, results of operations, financial condition and prospects of the combined company.

Uncertainty related to the proposed Combination may negatively affect Luxottica's relationships with strategic partners, suppliers, clients and employees.

        During the interim period between the announcement of the contemplated Combination and its closing, it will be subject to significant uncertainty, which may adversely affect the companies' respective relationships with certain customers, strategic partners and employees. Certain strategic partners, suppliers and customers may choose to delay making operational or strategic decisions until there is greater certainty of the results of the Combination. In addition, certain of the customers of Essilor are distributors that compete with Luxottica's retail operations. The Combination may lead such customers to choose to engage with different suppliers or distributors, or negatively affect Essilor's or Luxottica's relationship with such customers. Any such adverse effects on the companies' relationships could have an adverse effect on the revenue, earnings and cash flows from operating activities of operations of Essilor and Luxottica (and, following the contemplated Contribution, EssilorLuxottica) and on the market value of their respective shares.

Luxottica and EssilorLuxottica, the combined company, may not be able to retain key management and personnel or implement the intended governance structure.

        The success of EssilorLuxottica will in large part depend on its capacity to retain the management and key personnel of Essilor and Luxottica and their subsidiaries. The inability of EssilorLuxottica to attract and retain such key staff, including as a result of any uncertainties or difficulties related to the integration of the two companies, could prevent it from achieving its overall objectives. In addition, the combination agreement sets forth a proposed governance structure for EssilorLuxottica, but the implementation of this structure as proposed may not be successful or may adversely affect the management of the combined company, including as a result of the EssilorLuxottica Executive Chairman not having a casting vote and having equal powers with the EssilorLuxottica Executive Vice-Chairman, which could cause delays or difficulties in the event of strategic or operational disagreements. Any inability to retain management and key personnel, or to successfully implement the envisaged governance and management structure, could have a material impact on its business, results of operations, financial position, and prospects.

The Combination may trigger change of control provisions in certain of Luxottica's financing and operating agreements.

        The Combination could potentially trigger certain change of control provisions (including requirements to obtain approval from a counterparty or, in the case of certain financing documents, that Luxottica redeem securities from investors), which could result in a range of adverse consequences, including termination of the contracts, rendering amounts owed by Luxottica immediately payable or requiring amendments to the contracts. Luxottica may be unable to obtain the required consent of a counterparty or may be required to renegotiate contracts on terms that are less favorable to Luxottica in connection with obtaining such consent.

Failure to complete the Combination could negatively impact the stock price and the future business and financial results of Luxottica.

        If the Combination is not completed, the ongoing business of Luxottica may be adversely affected, including as a result of the following:

  •
  Luxottica has incurred and may continue to incur significant costs and fees associated with the proposed Combination;

  •
  Luxottica may experience negative reactions from the financial markets, including a negative impact on its stock price;

  •
  Luxottica may experience negative reactions from its customers, regulators and employees; and

  •
  prior to termination, Luxottica's management may have devoted substantial time to matters relating to the Combination, which could otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Luxottica as a standalone company.

        In addition, Luxottica could be subject to litigation related to any failure to complete the Combination, which may adversely affect Luxottica's business, financial condition, financial results and stock price.

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

        The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition, and may result in the write-down of excess inventory and idle manufacturing facilities.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales could suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce&Gabbana, Bulgari, Tiffany & Co., Versace, Burberry, Ralph Lauren, DKNY, Paul Smith, Brooks Brothers, Tory Burch, Coach, Armani, Michael Kors, Valentino and Starck Eyes. These license agreements typically have terms of between four and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers. For the years ended December 31, 2016 and 2015, no single license agreement represented greater than 5.0% of total sales.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with European, U.S. and other laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. This includes, in particular, our manufacturing activities and services provided to us by third parties within our supply chain, which are subject to numerous workplace health and safety laws, environmental laws, labor laws and other similar regulations and restrictions on the sourcing of materials (including with respect to "conflict mineral" zones) that may vary from country to country and are continuously evolving. In certain countries, failure to comply with applicable laws and regulations relating to workplace health and safety protection and environmental matters could result in criminal and/or civil penalties being imposed on responsible individuals and, in certain cases, the Company. In addition, in 2016, the European Union's new rules and regulations regarding privacy concerns were published with an effective date for compliance commencing in May 2018. There regulations will impose fines and penalties for non-compliance that are calculated as a percentage of net sales. In certain circumstances, even if no fine or penalty is imposed for our failure to comply with an applicable law or regulation, we may suffer reputational harm if we fail to comply with applicable laws and regulations. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

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

        Our sales depend in part on our relationships with the host stores that allow us to operate our retail licensed brands, including Sears Optical and Target Optical and other host relationships including our relationship with Macy's, Galeries Lafayette and LE BHV MARAIS department stores. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical, Target Optical, Macy's, Galeries Lafayette or LE BHV MARAIS were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Leonardo Del Vecchio, our chairman and principal stockholder, controls 62.52% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of March 31, 2017, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 302,846,957 ordinary shares, or 62.52% of the issued share capital. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions, such as the Combination.

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

        In 2014, we announced the introduction of a management structure based on a co-CEO model, pursuant to which two co-chief executive officers are appointed to manage the principal executive officer responsibilities of the Group, with one chief executive officer focused on Markets and the other focused on Product and Operations. The co-CEO leadership structure allocates distinct yet complementary responsibilities between the two co-chief executive officers and is designed to promote stronger management of the Group, which has rapidly increased in size, complexity and global presence in recent years. In 2016, our Board of Directors approved the assignment of executive responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board and majority shareholder, as Executive Chairman. Mr. Massimo Vian continues in his role of CEO for Product and Operations. If this governance model proves ineffective, there may be delays in the implementation of the Group's strategic plans and reductions or slowdowns of our future growth and profitability.

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

        See Item 11—"Quantitative and Qualitative Disclosures about Market Risk" and Item 18—"Financial Risks" (Note 3).

If economic conditions around the world worsen, we may experience an increase in our exposure to credit risk on our accounts receivable, which may result in a higher risk that we are unable to collect payments from our customers and, potentially, increased costs due to reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

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

ITEM 4.    INFORMATION ON THE COMPANY

OVERVIEW

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear. In 2016, our total net sales reached approximately Euro 9.1 billion, net income attributable to Luxottica stockholders was Euro 851 million and headcount as of year-end was 82,282 employees. We operate in two segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Item 18—"Financial Statements" for additional disclosures about our operating segments. Founded in 1961 by Leonardo Del Vecchio and listed on the New York Stock Exchange since 1990 and Borsa Italiana since 2000, we are a vertically integrated organization whose manufacturing of sun and prescription eyewear is backed by a wide-reaching wholesale organization and a retail distribution network, located primarily in North America, Latin America, Asia-Pacific and Western Europe.

        Product design, development and manufacturing for frames take place in Luxottica's six production facilities in Italy, three factories in China, one in Brazil and one facility in the United States, devoted to sports and performance eyewear. Luxottica also has a small plant in India serving the local market. In 2016, the Group's worldwide production reached approximately 93 million units.

        Luxottica also has produced sun and ophthalmic lenses for more than 20 years. The Company has increased its manufacturing capacity with the recent addition of three new laboratories in Europe, North America and Asia-Pacific, which are completely integrated with its logistics hubs.

        The design and quality of our products and our strong and well-balanced brand portfolio are recognized throughout the world. Proprietary brands include Ray-Ban, one of the world's best-known eyewear brands, Oakley, one of the leading product design and sport performance brands globally, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette. Licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce&Gabbana, DKNY, Michael Kors, Miu Miu, Paul Smith, Prada, Ralph Lauren, Starck Eyes, Tiffany & Co., Tory Burch, Valentino and Versace.

        Our wholesale distribution network covers more than 150 countries across five continents and has approximately 50 commercial subsidiaries providing direct operations in key markets.

        Our direct wholesale operations are complemented by an extensive retail network comprised of approximately 8,000 stores worldwide as of December 31, 2016. We are a leader in the prescription business in North America with our LensCrafters and Pearle Vision retail brands, in Australia and New Zealand with our OPSM and Laubman & Pank brands, in China with our LensCrafters brand, in Italy with our Salmoiraghi & Viganò brand and in Latin America with our GMO brand. In North America, we also operate our retail licensed brands, Sears Optical and Target Optical. Additionally, we operate one of the largest managed vision care networks in the United States, through EyeMed.

        Luxottica is home to Sunglass Hut, the largest retailer of premium sunglasses with a global footprint in North America, Latin America, Asia-Pacific, South Africa, Europe and the Middle East. Additionally, Luxottica launched its new Ray-Ban retail concept in China in 2016. More than physical stores, they offer an interactive space created for consumers to embrace the unique Ray-Ban experience and culture. The Oakley brand provides a powerful wholesale and retail presence in both the performance optics and sport channels with its "O" stores, offering Oakley-branded eyewear as well as apparel, footwear, backpacks and accessories designed for athletic lifestyles. Finally, retail brands including Oliver Peoples, ILORI and The Optical Shops of Aspen give us a foothold in the luxury space.

        Our distribution channels are complemented by e-commerce platforms, including the Oakley.com, Ray-Ban.com, SunglassHut.com and glasses.com websites.

        In 2016, 43.7% of total sales of frames and lenses in Euros related to prescription eyewear and 56.3% related to sunglasses.

        Our capital expenditures for our continuing operations were Euro 651.6 million for the year ended December 31, 2016 and Euro 106.1 million for the three-month period ended March 31, 2017. We expect 2017 aggregate capital expenditures to exceed 6-7% of the Group's net sales. The most significant investments planned are the remodeling of existing stores, the opening of new stores, the upgrade and expansion of our manufacturing and distribution facilities, including new lens capabilities, as well as enhancement of our IT infrastructure. We expect to fund these future capital expenditures primarily through cash flow generation due to our operating leverage as well as working capital efficiencies. For a description of capital expenditures for the previous three years, see Item 5—"Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows—Investing Activities."

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

        From the late 1980s, eyeglasses, previously perceived as mere sight-correcting instruments, began to evolve into "eyewear". An aesthetic focus on everyday objects and designers' interest in the emerging accessories market led us to embark on our first collaboration with the fashion industry in 1988 by entering into a licensing agreement with Giorgio Armani. We followed that initial collaboration, with numerous others and with the acquisition of new brands, gradually building our current world-class brand portfolio.

        Over the years, we have launched collections from names like Bulgari (1997), Chanel (1999), Prada (2003), Versace (2003), Donna Karan (2005), Dolce&Gabbana (2006), Burberry (2006), Ralph Lauren (2007), Paul Smith (2007), Tiffany & Co. (2008), Tory Burch (2009), Coach (2012), Starck Eyes (2013), Giorgio Armani (2013), Michael Kors (2015) and Valentino (2017).

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

        Since 2000, we have strengthened our retail business by acquiring a number of chains, including Sunglass Hut (2001), a leading retailer of premium sunglasses, OPSM Group (2003), a leading optical retailer in Australia and New Zealand, Cole National Corporation ("Cole") (2004), which brought with it another important optical retail chain in North America, Pearle Vision, and an extensive retail licensed brands store business (Target Optical and Sears Optical). In 2005, we began our retail expansion into China, where LensCrafters has become a leading brand in the country's high-end market. In the same year, we also started to expand Sunglass Hut globally in high-potential markets like the Middle East, South Africa, India, Southeast Asia, Mexico, Brazil and Europe. In 2011, we started our optical retail expansion in Latin America by completing the acquisition of Multiópticas Internacional S.L. ("GMO" or "Multiópticas Internacional"), a leading retailer in Chile, Peru, Ecuador and Colombia. In 2016, Luxottica

completed the acquisition of Salmoiraghi & Viganò S.p.A. ("Salmoiraghi & Viganò"), in which Luxottica held a minority stake since 2012. Salmoiraghi & Viganò is one of the leading optical retail chains in Italy.

DESIGN AND PRODUCT DEVELOPMENT

        Emphasis on product design and the continuous development of new styles are key to Luxottica's success. During 2016, we added approximately 2,000 new styles to our eyewear collections. Each style is typically produced in two sizes and five colors.

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

        At this point in the cycle, the mold workshop designs and assembles the equipment needed to make the components for the new model. The very first samples obtained are assembled and undergo a series of tests required by internal quality control procedures.

        After the quality certification, the sales samples are produced and subjected to a new intensive series of tests to verify the quality of the engineering and production. Finally, Luxottica determines which of its plants is best suited to manufacture the final consumer product and mass production begins. By using a launch calendar that focuses on customer and geographic demand, the Group has been able to shorten product development timelines in recent years.

Innovation

        The future of eyewear and all its untapped opportunities is a source of inspiration that drives the Company to create, experiment, refine and implement new ideas, from the research of new materials and product development to manufacturing, distribution and digital platforms.

        Innovative thinking set the roots of Luxottica in its early years, when the founder had a far-sighted vision to boost the growth of the Company by vertically integrating the entire value chain. Managing all stages of the production process ensures the highest levels of product quality and service. At the same time, direct distribution and sales allow the Group to have direct relationships with its consumers.

Design and technological innovation

        Luxottica's designs both reflect and influence emerging fashion trends. The Group emphasizes unique product design and the continuous development of new styles that appeal to the needs and desires of consumers.

        While wearable technology is in its early stages, Luxottica has taken a leading role in exploring and developing smart eyewear through partnerships with leading technology innovators. In October 2016, Luxottica and Intel launched "Radar Pace," Oakley branded smart glasses with a voice-activated real time coaching system to improve the workout experience and performance for runners and cyclists.

BRAND PORTFOLIO

        Our portfolio is well-balanced between proprietary and licensed brands and continues to evolve.

        The presence of Ray-Ban, one of the world's leading lifestyle eyewear brands, and Oakley, a leader in the sport and performance category, gives the proprietary brand portfolio a strong base, complemented by Persol, Oliver Peoples and Alain Mikli in the high end of the market, Arnette in the sport market, and Vogue Eyewear in the fashion market. Alongside the proprietary brands, our portfolio has over 20 licensed brands, including some of the most well-known and prestigious names in the global fashion and luxury industries.

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

        The following table presents the respective percentages of our total sales of frames in Euro comprised by our designer and proprietary brands during the periods indicated:

	Year Ended December 31,
	2016	2015	2014	2013	2012

Designer brands	32.4%	32.4%	30.6%	31.4%	29.7%
Proprietary brands	67.6%	67.6%	69.4%	68.6%	70.3%

        The following table presents the respective percentages of our total sales of frames and lenses in Euros comprised by our prescription frames and lenses and sunglasses for the periods indicated:

	Year Ended December 31,
	2016	2015	2014	2013	2012

Prescription frames and lenses	43.7%	44.2%	44.3%	46.1%	47.3%
Sunglasses	56.3%	55.8%	55.7%	53.9%	52.7%

Proprietary Brands

        In 2016, proprietary brands accounted for approximately 68% of total sales of frames. Ray-Ban and Oakley eyewear, the two largest brands in our portfolio based on sales, accounted for approximately 27% and 11%, respectively, of the Group's 2016 net sales.

  Ray-Ban

        Timeless style, authenticity and freedom of expression are the core values of Ray-Ban, a leader in sun and prescription eyewear for generations. Since the introduction of the iconic Aviator model created for the aviators of the United States Army, Ray-Ban has been at the forefront of cultural change, becoming a symbol of self-expression, worn by celebrities and public figures all around the world. The lifestyle brand joined the Luxottica Group in 1999 after which Ray-Ban accelerated its growth and redefined the distribution.

  Oakley

        Established in 1975 and acquired by Luxottica in 2007, Oakley is one of the leading product design and sport performance brands in the world, chosen by world-class athletes to compete at the highest level possible. The holder of more than 800 patents, Oakley is also known for its innovative lens technologies, including High Definition Optics. Oakley extended its position as a sports eyewear brand into apparel and accessories, offering men's and women's product lines that appeal to sports performance, active and lifestyle consumers.

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

Licensed Brands

        Designer lines are produced and distributed through license agreements with major fashion houses. The license agreements are exclusive contracts, which typically have terms of between four and ten years and may contain options for renewal. Under these license agreements, we are required to pay a royalty ranging from 5% to 14% of net sales of the related collection and a mandatory marketing contribution of between 5% and 15% of net sales of the related collection.

        Prada is the most significant license in our portfolio as measured by total sales. In 2016, sales realized through the Prada, Prada Linea Rossa and Miu Miu brand names together represented approximately 4% of total Group sales.

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

    Armani Exchange

    A|X Armani Exchange is the youthful label created in 1991 by Giorgio Armani to capture the heritage of the Armani brand through the lens of its young fashion-forward urban spirit. Modern bold shapes in original shades reflect contemporary design with stylish details, and with an accessible price.

  Brooks Brothers

        Characterized by lightweight materials and a slender line, the Brooks Brothers collections reflect the American brand's iconic style. This is an accessible product line with classic style that delivers high functionality and quality. The original license agreement was signed in 1992.

  Bulgari

        Under license since 1997, Bulgari, the great Italian jeweler and master of colored gemstones of international fame, represents one of the most exclusive brands in eyewear. Contemporary design, unique styles and glamorous details are combined with superior quality. This brand is positioned for the highest segment of eyewear as jewelry, with luxury Italian craftsmanship and bold style. Bulgari eyewear features precious materials such as gold, gemstones and Austrian crystals and is carefully crafted in timeless designs.

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

  DKNY

        DKNY is easy-to-wear fashion characterized by the energetic attitude of New York City: sleek, metropolitan, fun, fast and real. The brand caters to modern, urban, fashion conscious women and men, addressing a broad range of lifestyle needs, from work to weekend, jeans to evening. Under license since 2005, DKNY eyewear offers modern design at an accessible price, for wardrobe staples that are the perfect mix of quality, value and style.

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

  Ralph Lauren

        Under license since 2007, Ralph Lauren includes the following collections:

    Ralph Lauren

    Ralph Lauren has made an indelible imprint on the fashion world with his collections for men and women. Today, his signature themes—Hollywood romance, town and country heritage, cosmopolitan city-chic and Art Deco glamour—extend into the world of Ralph Lauren eyewear. With their sleek modernity and classic proportions, each pair is a vivid expression of the designer's elegant, sophisticated style.

    Polo Ralph Lauren

    Representing Ralph Lauren's iconic status as a designer recognized throughout the world, Polo Ralph Lauren reflects a celebrated vision of classic yet spirited American style for men and women. Timeless and authentic, Polo Ralph Lauren is the enduring symbol of a modern-day American lifestyle: easy, energetic, young and cool.

  Starck Eyes

        Starck Eyes joined Luxottica's portfolio as part of the Alain Mikli acquisition in 2013. The unique Starck Eyes collection celebrates minimalism and innovation through an exclusive technological revolution: the heart of the product is the patented Biolink®, a screw-less hinge modeled after the human clavicle, which allows a full 360-degree movement for increased comfort and durability—biomechanics at the service of vision.

  Tiffany & Co.

        Founded in 1837 in New York City, Tiffany & Co. has a rich heritage filled with celebrated events, artists and milestones that live on today in legendary style. Luxottica was the first company licensed to produce Tiffany & Co.'s eyewear collection, which takes inspiration from the most iconic jewelry collection, celebrating stunning originality and enduring beauty. The first collection was launched in 2008.

  Tory Burch

        Tory Burch is an American attainable luxury lifestyle brand that embodies the unique sense of style of its chairman, CEO and designer, Tory Burch. Launched in 2004 with her now iconic Reva ballet flats and the tunic, the brand further expanded into accessories, apparel and beauty. Known for her bohemian preppy, aesthetic, Tory Burch launched its eyewear collection with Luxottica in 2009. Her bold use of color, graphic prints and eclectic detailing are all signatures of the brand.

  Valentino

        Established in Rome in 1960, Maison Valentino is one of the highest expressions of couture savoir faire and the excellence that has made Italian products famous worldwide. The ateliers in Palazzo Mignanelli, the company's historic headquarters in the heart of the Eternal City, are where creativity and expertise meld in search of timeless elegance. Lightness, grace and precious delicacy are the DNA of Valentino. The Valentino eyewear collections embody the Maison's timeless elegance in a perfect balance between tradition and innovation fully respecting the iconic values of the brand. The first eyewear collection with Luxottica will be launched in 2017.

  Versace

        Versace is a prestigious fashion and lifestyle brand, a symbol of Italian luxury worldwide. It is designed for men and women who desire a modern and contemporary style that combines sophistication and sex appeal. The eyewear collection, under license since 2003, bears the distinctive visual details that the fashion house is known for.

MANUFACTURING

Plants and Facilities

        In 2016, our manufacturing facilities located in Italy, China, India, the United States and Brazil produced a combined total of approximately 93 million prescription frames and sunglasses. Ongoing research and development and innovation has allowed us to strengthen our manufacturing processes, upgrade our capacity at each of our facilities and improve the overall quality of our products. Automation is also key in boosting the efficiency of our production.

        Our manufacturing footprint includes six facilities located in Italy, the center of our luxury eyewear production, all of which combine the tradition of Italian craftsmanship with the speed and efficiency of modern automation. These factories represented 41% of our global production output in 2016. Five facilities are located in northeastern Italy, where most of the country's eyewear industry is based, and one is located near Turin.

        Three manufacturing facilities in China and a small plant in India collectively represented another 46% of our total production output in 2016. From 1997 to 2001, we operated the Dongguan plant in China's Guangdong province through our 50%-owned joint venture (Tristar Optical Company Ltd.) with a Japanese partner. In 2001, Luxottica acquired the remaining 50% interest and, in 2006, we further increased manufacturing capacity in China through the construction of a new facility. In 2010, our Tristar facility started producing plastic sun lenses to be paired with frames manufactured in the same location. In 2013, Luxottica integrated a new state-of-the-art plant, primarily dedicated to frame details and decorations.

        The Foothill Ranch facility in California represented another 10% of our total production output in 2016 and manufactures high-performance sunglasses and prescription frames and lenses and assembles most of Oakley's eyewear products. Oakley apparel, footwear, watches and certain goggles are produced by third-party manufacturers.

        In 2012, we acquired the manufacturing facility in Campinas, Brazil, which produces both plastic and metal frames for the local market. In September 2012, we launched the first locally designed and produced Vogue Eyewear collection for Brazil, followed by select Ray-Ban, Arnette, Oakley and Armani Exchange collections. In 2016, the Campinas plant produced the remaining 3% of our total production output and approximately 50% of the eyewear sold by Luxottica in the Brazilian market.

Automation and Robotics

        Luxottica has incorporated robotics, automation, computing, and big data into its manufacturing processes with a focus on value added activities. The Group is developing a higher level of automation and factory digitalization to continuously improve speed, flexibility, quality and productivity.

Products and Materials

  Frames

        Over the years Luxottica has progressively diversified its technology mix from the traditional metal, plastic injection and acetate slabs to include aluminum, wood, die casting and fabric inserts. Consumer needs are continuously changing, which require quick technological adaptations.

        The two main product families are metal and plastic (acetate and injected), which represented almost 30% and 70%, respectively, of the Group's total frame production in 2016.

        Luxottica's manufacturing process for metal frames has approximately 70 different phases, beginning with the production of basic components such as rims, temples and bridges using a molding process. These components are then welded together to form frames over numerous stages of detailed assembly work. Once assembled, the metal frames are treated with various coatings to improve their resistance and finish, and then prepared for lens fitting and packaging.

        Plastic frames are manufactured using either a milling or an injection molding process. In the milling process, a computer-controlled machine carves frames from colored acetate slabs. This process produces rims, temples and bridges that are then assembled, finished and packaged. In the injection molding process, plastic resins are liquefied and injected into molds. The plastic parts are then assembled, coated, finished and packaged.

  Lenses

        Luxottica has gradually developed an expertise in producing its own lenses in-house. Investments in breakthrough technology and processes, rigorous testing and increasing synergies within the Group have improved the quality of Luxottica's lenses for sunglasses and eyeglasses over time.

        The Lauriano plant in Italy is a benchmark for the world of Luxottica sun lenses with its multiple roles as production plant, research and experimental lab dedicated to the latest innovations, and logistics center delivering sun lenses to the rest of the Group. The Foothill Ranch facility also performs a key role in the Group's sun lens operations, manufacturing high-performance sunglasses, prescription frames and lenses and assembling most of Oakley's eyewear products. In 2016, the Group incorporated a cutting-edge color-enhancing technology crucial for the Oakley PrizmTM and the Ray-Ban Chromance lenses.

        Recently, Luxottica opened three new central laboratories within its logistics hubs in Italy, the United States and China specifically for the production of ophthalmic lenses. These labs are in addition to the six existing lens manufacturing facilities that have made Luxottica a competitive player in the high-end ophthalmic lens business. Luxottica operates four central laboratories in North America, including the Oakley Foothill Ranch facility, a lab in Latin America and the Eyebiz joint venture with Essilor in Thailand, which serves the Australian market.

Logistics

        Our distribution system, which serves both the retail and wholesale businesses and links them to the production facilities, is globally integrated and fed by a centralized manufacturing platform. It provides daily monitoring of global sales performance and inventory levels to meet local market demand.

        There are four main distribution hubs in strategic locations serving the Group's major markets: Sedico (Italy), Atlanta (United States), Dongguan (China) and Jundiaí (Brazil). They operate as centralized facilities under a highly automated order management system, which service other Group distribution centers and, in some markets, ship products directly to customers, thereby further reducing delivery times and keeping stock levels low.

        The Sedico hub was opened in 2001 and is one of the most technically advanced in the industry. In 2016, it managed approximately 30,000 orders per day, including eyeglasses and spare parts. The Sedico facility ships approximately 240,000 units daily to customers in Europe, the Middle East, Africa, select U.S. markets and the Group's distribution centers in the rest of the world, where they are then delivered to local customers. In addition, it manages customized services, such as Ray-Ban Remix, providing direct global deliveries of these products.

        The Dongguan hub was opened in 2006 and manages an average of 200,000 units per day. The growth in the Asia-Pacific region has made this hub a strategic part of the Group's distribution network. We continue to invest in ways to improve services and increase capacity in order to create even greater efficiencies in the region.

        The Atlanta facility, opened in 1996, has consolidated several North America based facilities into a single state-of-the-art distribution center, which is located close to one of the major airport hubs of the United States. It serves both our retail and wholesale businesses in the North American market. This facility manages up to 160,000 units per day.

        The Jundiaí facility, opened in 2013 in Brazil, offers targeted distribution services to customers and serves the local market. This facility manages approximately 26,000 units per day.

        In 2016, the Group made strategic investments to expand the current main hubs in Sedico, Dongguan and Atlanta, while reducing the total number of distribution centers globally from 18 to 13. The new hubs also include three new lens laboratories, creating integrated logistics and production hubs between lenses and frames.

        In 2017, Luxottica will continue to streamline its global network by closing other distribution facilities and concentrating its activities at the four main hubs in order to directly serve the final customer with accelerated speed to market.

Suppliers

        The principal raw materials and components purchased for the manufacturing process include plastic resins, acetate sheets, metal alloys, crystal and plastic lenses and frame parts.

        We purchase a substantial majority of raw materials in Europe and Asia and, to a lesser extent, in the United States. In addition, we use external suppliers for frames, lenses, eyewear cases, packaging materials, machinery and equipment, and for some logistics services. We also rely on outside suppliers for the production of Oakley apparel, footwear and accessories.

        In order to mitigate the effect of price volatility of certain raw materials used in our manufacturing process, in 2016, we continued to utilize a process to hedge the risk of price fluctuations for gold and palladium. In March 2016, we entered into a jet fuel commodity swap transaction to hedge the risk of price fluctuations associated with fuel costs incurred in connection with our distribution operations. The notional amount of the contract is Euro 0.6 million, while the fair value at December 31, 2016 was Euro 0.01 million. The contract expired in January 2017. Regarding other raw materials and components used in our manufacturing process, we negotiate prices directly with our suppliers.

        We have continued to build strong relationships with our major strategic suppliers. In 2016, we continued to monitor the risk management initiatives in our purchasing function to identify potential risks (impact and probability) and implemented mitigation plans if not already in place. With most suppliers, we maintain agreements that prohibit disclosure of our proprietary information or technology to third parties. Although our Oakley subsidiary relies on outside suppliers for most of the specific molded components of its glasses and goggles, it generally retains ownership of the molds used in the production of the components. Most of the components used in our products can be obtained from one or more alternative sources within a relatively short period of time, if necessary or desired. In addition, we have strengthened the in-house injection molding capability for sunglass lenses and built new ones utilizing crystal lenses.

        Essilor is one of the largest suppliers of our global retail operations, accounting for a significant portion of total North America retail lens merchandise purchases and related processing costs in 2016. Over the years, we have entered into a number of long-term contracts with Essilor governing new products and services and have additional agreements directly with lens casters to ensure that we maintain adequate access to suppliers. Luxottica Retail North America Inc. ("Luxottica Retail N.A.") has long-term contracts with Essilor to finance, use and service anti-reflective equipment installed at selected LensCrafters in-store labs. In addition, EyeMed has a contract with Essilor to procure lab services for certain independent opticians, ophthalmologists and optometrists. We have not experienced any significant interruptions in our sourcing of supplies and we believe that the loss of Essilor or any of our other suppliers would not have a significant long-term impact on our operations.

        In 2010, Luxottica and Essilor formed a long-term joint venture for the Australian and New Zealand markets. This alliance (which is majority controlled by Essilor) manages Eyebiz Laboratories Pty. Ltd., which provides lens manufacturing and finished lenses for Australia and New Zealand. This joint venture invested in a state-of-the-art facility in Thailand capable of providing 24-hour production seven days a week.

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

        Luxottica manufactures high-quality sun and ophthalmic lenses. Its lenses are made from high-quality optical material, using advanced lens technology and aesthetic treatments, providing protection and visual clarity.

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

        In 2014, our Italian, Chinese and U.S. manufacturing facilities were granted accreditation by the American Association for Laboratory Accreditation (A2LA) for performing ISO 8624 and ISO 12870 tests on eyewear. The A2LA accreditation program provides formal recognition of the technical competence and quality management utilized in performing these specific tests. Every year, we enhance the performance criteria used in our standards tests and introduce new requirements. As a result, the return rate for defective merchandise manufactured by us has remained stable at approximately 1% in 2016.

DISTRIBUTION

        Luxottica's global distribution network, including retail chains and a wholesale network of third-party stores, is one of our core strengths. It extends to both developed and emerging markets, where we have made substantial investments over the last few years. Our efficient distribution network makes it possible to maintain close contact with customers while maximizing the visibility of our brand portfolio. In addition, our experience in the retail business has given us a unique understanding of consumer needs and tastes in key countries. All of this helps us to achieve tighter control over and strategic optimization of brand diffusion, for both proprietary and licensed brands. The Group continues to invest in new channels of distribution, with a current emphasis on e-commerce.

Our Principal Markets

        The following table presents our net sales by geographic market for the periods indicated:

	Year Ended December 31,
(Amounts in thousands of Euro)	2016	2015(2)	2014

European Retail	318,106	264,504	211,818
European Wholesale	1,382,208	1,366,444	1,295,283
North America Retail	4,345,132	4,097,272	3,445,481
North America Wholesale	1,024,533	1,053,906	841,290
Asia-Pacific Retail	653,517	659,554	616,998
Asia-Pacific Wholesale	504,320	518,369	432,910
Latin America Retail(1)	212,566	193,798	155,583
Latin America Wholesale(1)	339,308	349,185	350,428
Other Retail	28,698	28,904	28,679
Other Wholesale	277,320	304,642	273,847

Total	9,085,707	8,836,578	7,652,317

(1)
Latin America consists of countries in the Latin American region, primarily Brazil, Argentina, Ecuador, Mexico, Peru, Chile and Colombia.

(2)
Net sales for the year ended December 31, 2015 for European Wholesale and Other Wholesale have been revised to reflect the current year's classification. The Group considers this reclassification immaterial in prior years.

Wholesale Distribution

        Our wholesale distribution network covers more than 150 countries, with approximately 50 commercial subsidiaries in major markets and approximately 100 independent distributors in other less developed markets. Wholesale customers are mostly retailers of mid to premium-priced eyewear, such as independent opticians, optical retail chains, specialty sun retailers, department stores, duty-free shops and online retailers. Certain brands, including Oakley, also are distributed to sporting goods stores and specialty sports locations.

        In addition to giving wholesale customers access to some of the most popular brands and models, we provide them with pre- and post-sale services to enhance their business and maintain close contact with distributors in order to monitor sales and the quality of the points of sale.

        In 2002, we introduced the STARS (Superior Turn Automatic Replenishment System) program within our wholesale segment that leverages our knowledge of local markets and brands to deliver fresh, high-turnover products to customers and maintain optimal inventory levels at each point of sale. Strengthening the partnership between Luxottica and its customers, this program directly manages product selection activities, assortment planning and automatic replenishment of our products in the store, utilizing ad hoc systems, tools and state-of-the-art planning techniques. At the end of 2016, STARS served approximately 7,500 stores in the major European markets, the United States, the Middle East and emerging markets.

Retail Distribution

        With a strong portfolio of retail brands, we are well positioned to serve every segment of the market with a variety of differentiation points, including the latest in designer and high-performance frames, advanced lens options, advanced eye care, everyday value and high-quality vision care health benefits. As of March 31, 2017, our retail business consisted of 6,966 corporate stores and 805 franchised locations as follows:

					Africa and Middle East
	North America	Asia- Pacific	China / Hong Kong			Latin America
				Europe			Total

LensCrafters	1,012	—	194	—	—	—	1,206
Pearle Vision	103	—	—	—	—	—	103
Sunglass Hut(1)	1,717	313	31	431	142	330	2,964
Oakley retail locations(2)	187	45	—	11	—	—	243
Sears Optical	549	—	—	—	—	—	549
Target Optical	477	—	—	—	—	—	477
OPSM	—	303	—	—	—	—	303
Laubman & Pank	—	25	—	—	—	—	25
Ray-Ban	5		54	—	—	—	59
David Clulow(3)	—	—	—	120	—	—	120
GMO(4)	—	—	—	—	—	489	489
Oliver Peoples Group(5)	38	8	—	2	—	—	48
Salmoiraghi & Viganò	—	—	—	380	—	—	380
Franchises(6)	425	222	16	58	57	272	805

Total	4,513	916	295	1,002	199	846	7,771

(1)
Includes Apex in North America

(2)
Includes Oakley "O" Stores

(3)
Includes David Clulow joint venture stores

(4)
Includes Econópticas

(5)
Includes ILORI, The Optical Shop of Aspen, Oliver Peoples and Alain Mikli following a reorganization of the Group's luxury retail stores

(6)
Includes franchised locations for Pearle Vision, Sunglass Hut, Oakley "O" Stores, OPSM, Laubman & Pank, Oliver Peoples, Alain Mikli and Salmoiraghi & Viganò

        Our retail stores sell not only prescription frames and sunglasses that we manufacture but also a wide range of frames, lenses and ophthalmic products manufactured by other companies. In 2016, net sales from our proprietary and licensed brands represented approximately 89% of the total net sales of frames by the retail distribution segment (approximately 89% in 2015).

  LensCrafters

        Founded in 1983, LensCrafters pioneered a revolutionary concept to combine eye care, eyewear and onsite labs to craft glasses in about an hour. Today, LensCrafters is the largest optical retailer in North America in terms of sales.

        Most LensCrafters stores are located in high-traffic commercial malls and shopping centers. A wide selection of premium prescription frames, sunglasses and high-quality lenses and optical products made by Luxottica and other suppliers are available in most locations. Each location has an experienced doctor, either an independent or an employed doctor of optometry, who is focused on building patient relationships. All of the stores have access to the Group's state-of-the-art lens processing network with the ability to craft, surface, finish and fit lenses.

        As part of its underlying commitment to customer satisfaction and industry innovation, LensCrafters has made significant investments in technology including the AccuFit Digital Measurement™ , which provides a lens fit with five times greater precision than traditional methods. LensCrafters continues its in-store digital transformation with associate iPads to enhance the customer's omnichannel experience, and a digital eye exam experience, ClarifyeSM, in a growing number of locations.

        In 2006, Luxottica began to expand the LensCrafters brand in China by acquiring and then rebranding local retail chains in Beijing, Shanghai, Guangdong and Hong Kong. In 2016, Luxottica opened approximately 80 LensCrafters stores in Macy's department stores in the United States as part of the agreement announced in 2015. As of March 31, 2017, we operated a retail network of 1,206 LensCrafters stores, of which 1,012 stores are in North America and 194 stores are in China and Hong Kong.

  Pearle Vision

        Acquired by Luxottica in 2004, Pearle Vision is one of the largest franchised optical retailers in North America. Built around the neighborhood doctor, Pearle Vision allows local business operators to provide genuine eye care to their patients with the support and resources of the Pearle Vision brand.

        As of March 31, 2017, Pearle Vision operated 103 corporate stores and had 424 franchise locations throughout North America.

  Sears Optical and Target Optical

        With the acquisition of Cole National in 2004, Sears Optical and Target Optical, both licensed brands operating within their host stores, became part of the Luxottica retail network. The two brands, each with their own marketing positions within Luxottica, offer consumers the convenience of taking care of their optical needs while shopping at their preferred retailers. As of March 31, 2017, Luxottica operated 549 Sears Optical and 477 Target Optical locations throughout North America.

  OPSM

        OPSM is a leading eye care and eyewear retailer in Australia and New Zealand, with more than 80 years of history. Through its world-class technology and exceptional service, OPSM's goal is to raise the standard of eye health and eye care. In addition to its eye care services, OPSM is renowned for its range of optical frames and sunglasses from international brands.

        As of March 31, 2017, Luxottica operated 261 corporate-owned stores and 62 franchise locations throughout Australia. OPSM also has 42 corporate-owned stores in New Zealand and seven franchise locations, mainly in large urban areas.

  Laubman & Pank

        Laubman & Pank is renowned for high quality eye care and personalized service in regional Australian markets. As of March 31, 2017, Luxottica owned 25 stores and there were 19 franchise locations throughout Australia.

  GMO

        GMO, an optical market leader in Latin America, became a part of Luxottica Group in July 2011, following the acquisition of Multiópticas Internacional. Since its beginning in the late 1990s, GMO has developed a reputation for optical retail excellence among consumers in Chile, Peru, Ecuador and Colombia with its strong Opticas GMO and Econópticas retail brands. As of March 31, 2017, Luxottica operated 390 Opticas GMO stores and 99 Econópticas stores.

  David Clulow

        We operate David Clulow, a premium optical retailer in the United Kingdom and Ireland. The brand emphasizes service, quality and fashion. Its targeted marketing reinforces these brand values and builds long-term relationships with customers. In addition to operating optical stores, David Clulow operates a number of designer sunglass concessions in up-market department stores, further reinforcing our position as a premium brand in the United Kingdom. As of March 31, 2017, David Clulow operated 41 optical locations, including one franchise location, and 80 sun stores/concessions.

  Salmoiraghi & Viganò

        Founded in 1974 by the merger of two brands that were started respectively by Angelo Salmoiraghi and Angelo Viganò in the mid-nineteenth century, Salmoiraghi & Viganò is an Italian premium optical retail brand. As of March 31, 2017, Salmoiraghi & Viganò operated 380 corporate stores and 47 franchise locations spread throughout Italy. Salmoiraghi & Viganò became a part of the Group at the end of 2016.

  EyeMed Vision Care

        EyeMed Vision Care is the second largest vision care benefits company in the United States in terms of managed care membership, servicing approximately 47 million members in large to small-sized companies as well as government entities. EyeMed members are enrolled through employer-sponsored benefits sold directly by EyeMed or bundled with benefits offered by insurance companies. EyeMed offers the largest network of eyecare providers in the United States, including a diverse range of independent practitioners and retail locations that include Luxottica optical retail locations.

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

        Sunglass Hut has been expanding its presence in developed markets and emerging markets, including Brazil, Mexico, Chile, India and Southeast Asia. In 2016, Sunglass Hut became the exclusive operator of sunglass concessions in 57 Galeries Lafayette and LE BHV MARAIS department stores across France. Sunglass Hut offers a consistent and connected experience across all customer touchpoints including online, in-store, social and mobile, and utilizes in-store digital tools to access an "endless aisle" assortment in every store location. As part of this strategy, the brand is investing in the digitalization of the "in-store" shopping experience, particularly in North America, Brazil, the United Kingdom and Australia.

        As of March 31, 2017, Sunglass Hut operated a retail network of 3,119 stores worldwide, including 2,964 corporate stores across North America, Asia-Pacific, Europe, South Africa and Latin America and 155 franchise locations in North America, India and the Middle East.

  Ray-Ban Stores

        In 2016, Luxottica introduced a brand-new Ray-Ban retail concept, opening approximately 50 new Ray-Ban stores in Mainland China, mainly by converting certain of its pre-existing LensCrafters locations. In the United States, the Group opened a flagship store in New York's Soho neighborhood. More than physical stores, they offer an interactive space created for consumers to embrace the unique Ray-Ban experience and culture. As of March 31, 2017, we operated 59 Ray-Ban stores worldwide.

  Oakley "O" Stores

        As of March 31, 2017, we operated 326 Oakley "O" Stores worldwide (including 83 franchise locations), offering a full range of Oakley products including sunglasses, apparel, footwear and accessories. These stores are designed and merchandised to immerse consumers in the Oakley brand through innovative use of product presentation, graphics and original audio and visual elements. In the United States, Oakley "O" Stores are in major shopping centers. Outside of the United States, Oakley's retail operations are also located in Latin America, Europe and the Asia-Pacific region.

  Oliver Peoples

        We operate 21 luxury retail stores under the Oliver Peoples name, which sell Oliver Peoples branded products exclusively. As of March 31, 2017, five Oliver Peoples retail locations are operated under license.

  Alain Mikli

        We operate 12 luxury retail stores under the Alain Mikli brand of which two are franchised. The stores are located in the most cosmopolitan cities worldwide.

  The Optical Shop of Aspen

        Founded in the 1970s, The Optical Shop of Aspen is known in the eyewear industry for its luxury prescription and sun eyewear and its first-class customer service. As of March 31, 2017, we operated five stores in some of the most upscale and exclusive locations throughout the United States.

  ILORI

        ILORI is Luxottica's luxury sun retail brand, with 12 stores in North America as of March 31, 2017, including flagship stores in SoHo, New York and Beverly Hills, California. ILORI caters to an elite clientele, offering highly-personalized service and exclusive brands and collections.

  E-commerce

        Luxottica offers consumers around the globe a superior online shopping experience that lives up to the same high standards as its brick and mortar locations.

        Our Oakley, Ray-Ban and Sunglass Hut e-commerce websites serve as important sales channels that complement Luxottica's retail operations and international distribution. The websites drive brand awareness and allow consumers to purchase products efficiently, extending superior customer service into the digital space.

        Ray-Ban.com was launched in the United States in 2009 and is the place to go for a premium Ray-Ban assortment, exclusive services and a customer experience that is unique to the brand. Currently, Ray-Ban.com operates in 27 countries. Ray-Ban Remix, the online customization platform first launched in Europe in 2013, is a key driver of the brand's e-commerce expansion and its growing connection with millennials. Its success in allowing customers to personalize the style, material, lens color, engraving and other aspects of their Ray-Ban frames has led to Remix launches in the United States, Canada and China in 2014, Australia, Brazil, Japan and Hong Kong in 2015 and Mexico in 2016.

        Oakley.com provides a digital window into the Oakley brand, presenting the most comprehensive assortment of Oakley products globally and an e-commerce channel across multiple markets including the United States, Canada, Australia, Japan, Brazil and 16 countries in Europe. Its online custom eyewear experience gives Oakley fans the ability to customize their favorite models from Jawbreaker to Frogskins, selecting frame color, lens tint, personalized etching and other features.

        Launched in 2008, SunglassHut.com has become the digital destination for consumers looking to find the latest trends and hottest products in premium sunglasses. Over the years, the United Kingdom, Brazil, New Zealand and Mexico joined the United States, Canada and Australia in offering online shopping on its local Sunglass Hut websites.

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

Marketing Strategy for Our Wholesale Business

        Our marketing strategy for the wholesale business is focused on promoting our extensive brand portfolio, our corporate image and the value of our products. Advertising is important in supporting our marketing strategy. We target the end consumer through advertising in print, billboards and digital media, as well as at the point of sale with displays, counter cards, catalogs, posters and new digital windows.

        In addition, we target independent eye care professionals by advertising in trade publications, participating as a sponsor in major industry trade events and organizing our own events, where we reveal our latest collections and recommend ideal assortments.

        We also develop advertising and other promotions in coordination with our licensed designer brands to promote their latest branded eyewear collections. We contribute to the designer a specified percentage of our sales of the designer's line to be devoted to its advertising and promotion.

        Public relations activities play a key role in Luxottica's global marketing plan with the goal of elevating the eyewear category and raising the profile of our proprietary and licensed brands. The public relations programs target leading editors, consumer and trade media, celebrities and other influencers. In recent years, we also revamped our sponsorship strategy, particularly when it comes to the Ray-Ban and Oakley brands.

        For the Oakley brand, we use less conventional marketing methods, including sports and athlete marketing, participation in grass-roots sporting events and targeted product placements. The exposure generated by athletes wearing Oakley products during competition and in other media appearances serves as a more powerful endorsement of product performance and style than traditional commercial endorsements and results in strong brand recognition and authenticity on a global level.

Marketing Strategy for Our Retail Business

        We engage in advertising, trade initiatives, customer relationship management and public relations activities on behalf of our retail businesses. Objectives include driving consumer traffic to our stores, building the global reputation and visibility of our brands and cultivating customer loyalty and repeat purchases.

        Each of our retail brands (Sunglass Hut for sun retail, our optical retail brands—from LensCrafters to the recent acquisition of Salmoiraghi & Viganò—and our Ray-Ban, Oakley and Oliver Peoples stores) has a differentiated brand positioning that comes to life in our marketing initiatives and in the store experience we offer to consumers.

        In 2016, we launched a worldwide initiative to roll out digital signage across our retail network. As of March 31, 2017, more than 1,634 digital screens were installed and activated to display digital marketing content managed centrally by brand and audience segment. The roll-out process will proceed throughout the year with the addition of installations in Group locations as well as at wholesale locations.

        A considerable share of our retail marketing budget is dedicated to direct marketing activities, such as communications with customers through programmatic advertising, digital media and mailings. Our direct marketing activities benefit from our large database of customer information and the investment the Company has made in customer relationships, marketing technologies and skills.

ANTI-COUNTERFEITING POLICY

        Intellectual property is one of our most important assets and is protected through the registration and enforcement of our trademarks and patents around the world. Our commitment is demonstrated through on-going anti-counterfeiting activities. Trademarks and products from market leaders are increasingly copied and the implementation of a strong anti-counterfeiting program that leverages Luxottica's global organization allows us to maintain the equity of our authorized distribution network and send a strong message to infringers that we will vigorously work to protect our intellectual property. Through a strong international investigative network, we have been able to identify key sources of counterfeit goods, assist local law enforcement in investigating these sources and, when applicable, file legal actions against the counterfeiters.

        Additionally, we continue to consolidate and strengthen our cooperation with customs organizations around the world, which helps to stop, seize and destroy hundreds of thousands of counterfeit goods each year. We are a member of the major global anti-counterfeiting organizations including the International Trademark Association (INTA), the Quality Brands Protection Committee (QBPC) and the INDICAM, an organization based in Italy.

        We dedicate considerable efforts to monitoring the trafficking of counterfeit goods through the internet, and work actively to remove counterfeit eyewear from certain popular online auction platforms and shut down the websites that violate our intellectual property rights through the sale of counterfeit products or the unauthorized use of our trademarks.

  Traceability through RFID

        Luxottica is constantly searching for new ways to make the fight against counterfeiting more effective and counter the expansion of the parallel market that diverts goods to unauthorized sales channels. In this context, Luxottica has developed GLOW (Guaranteed Luxottica Origin Worldwide), an innovative traceability system based on RFID (Radio-Frequency Identification) technology, which allows us to verify the authenticity of products as well as the validity of resellers through a sensor (RFID tag) embedded in the frame. The device contains key information to identify unambiguously each pair of glasses, from production to sales destination.

TRADEMARKS, TRADE NAMES AND PATENTS

        Our principal trademarks or trade names include Luxottica, Ray-Ban, Oliver Peoples, Oakley, Persol, Vogue Eyewear, Arnette, LensCrafters, Sunglass Hut, ILORI, Pearle Vision, OPSM, Laubman & Pank, GMO, Salmoiraghi & Viganò and their related logos. Our principal trademarks are registered worldwide. Other than Luxottica, Ray-Ban, Oakley, LensCrafters, Sunglass Hut, Pearle Vision and OPSM, we do not believe that any single trademark or trade name is material to our business or results of operations. The Oakley eyewear and Ray-Ban collections accounted for approximately 11% and 27%, respectively, of our net sales in 2016. We believe that our trademarks have significant value for the marketing of our products and that having distinctive marks that are readily identifiable is important for creating and maintaining a market for our products, identifying our brands and distinguishing our products from those of our competitors. Therefore, we utilize a combination of logos, names and other distinctive elements on nearly all of our products.

        We utilize patented and proprietary technologies and precision manufacturing processes in the production of our products.

        As of March 31, 2017, we held a portfolio of over 850 (mostly Oakley-related) patents worldwide that protect our designs and innovations. The design patents largely protect the distinctive designs of Oakley's innovative products, including its sunglasses, goggles, prescription eyewear, watches and footwear. Some of the most important utility patents relate to the following categories: innovations in lens technology and the associated optical advances; electronically enabled eyewear; innovations in frame design and functionality and interchangeable lenses.

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

        Under these license agreements, we are required to pay a royalty, which generally ranges from 5% to 14% of the net sales of the relevant collection, which may be offset by any guaranteed minimum royalty payments. The license agreements also provide for a mandatory marketing contribution that generally amounts to between 5% and 15% of net sales.

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

        The table below summarizes the principal terms of our most significant license agreements.

Licensor	Licensed Marks	Territory	Expiration

Giorgio Armani S.p.A.	Giorgio Armani Emporio Armani A/X Armani Exchange	Worldwide exclusive license	December 31, 2022
Brooks Brothers Group, Inc.(1)	Brooks Brothers	Worldwide exclusive license	December 31, 2019
Burberry Limited	Burberry Burberry Check Equestrian Knight Device	Worldwide exclusive license	December 31, 2025
Bulgari S.p.A.	Bulgari	Worldwide exclusive license	December 31, 2020

Licensor	Licensed Marks	Territory	Expiration

Chanel Group	Chanel

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

December 31, 2018 (renewable until December 31, 2020)
Coach, Inc.	Coach Poppy Coach	Worldwide exclusive license	June 30, 2020 (renewable until June 30, 2024)
Dolce & Gabbana S.r.l.	Dolce&Gabbana	Worldwide exclusive license	December 31, 2025
Donna Karan Studio LLC	DKNY	Worldwide exclusive license	December 31, 2018
Gianni Versace S.p.A.	Gianni Versace Versace Versace Sport Versus	Worldwide exclusive license	December 31, 2022
Michael Kors Group	Michael Kors Michael Michael Kors	Worldwide exclusive license	December 31, 2024
Paul Smith Limited	Paul Smith PS Paul Smith	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2023)
Prada S.A.	Prada Miu Miu	Worldwide exclusive license	December 31, 2025
PHS General Design SA	Starck Eyes	Worldwide exclusive license	December 31, 2018 (renewable until December 31, 2023)

Licensor	Licensed Marks	Territory	Expiration

Ralph Lauren Corporation	Polo by Ralph Lauren Ralph Lauren Ralph (Polo Player Design) Lauren RL Ralph Ralph/Ralph Lauren Polo Player Design	Worldwide exclusive license	March 31, 2027
Tiffany and Company	TIFFANY & CO. Tiffany

United States of America including all possessions and territories thereof, Canada, Mexico, the United Arab Emirates, Saudi Arabia, South Korea, Hong Kong, Japan, Australia, United Kingdom, China, Taiwan, France, Germany, Italy, Bolivia, Brazil, Chile, Colombia, Ecuador, Falkland Islands, South Georgia and South Sandwich Islands, Guyana, French Guiana, Paraguay, Peru, Suriname, Uruguay, Venezuela, Austria, Holland, Spain, Belgium, Greece, Poland, Portugal, Switzerland, Turkey, Bosnia, Bulgaria, Cyprus, Kosovo, Malta, Republic of Georgia, Romania, Russian Federation, Slovenia, Ukraine, Estonia, Latvia, Lithuania, Slovakia, Hungary, Croatia, Bahrain, Lebanon, Qatar, Oman, Syria, Israel, Singapore, Azerbaijan, Kazakhstan, Pakistan, Thailand, Vietnam, China, India, Philippines, Barbados, Cayman Islands, Jamaica, Panama, Netherlands Antilles, Egypt, Morocco, Tunisia, South Africa

December 31, 2017
Tory Burch LLC	Tory Burch TT	Worldwide exclusive license	December 31, 2019 (renewable until December 31, 2024)
Valentino S.p.A.	Valentino "V" design	Worldwide exclusive license	December 31, 2026

(1)
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

        In addition, governments throughout the world impose import duties and tariffs on products being imported into their countries. Although in the past we have not experienced situations in which the duties or tariffs imposed materially impacted our operations, we can provide no assurances that this will be true in the future. See Item 3—"Key Information—Risk Factors—Recent political changes in certain countries in which we do significant business have resulted in global regulatory uncertainty with respect to international trade and could materially adversely affect our business, financial condition and results of operations by increasing costs and slowing distribution processes."

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

        The prescription frame and sunglasses industry is highly competitive and fragmented. As we market our products throughout the world, we compete with many prescription frame and sunglass companies in various local markets. The major competitive factors include fashion trends, brand recognition, marketing strategies, distribution channels and the number and range of products offered. We believe that some of our largest competitors in the design, manufacturing and wholesale distribution of prescription frames and sunglasses are De Rigo S.p.A., Kering Eyewear S.p.A., Marchon Eyewear, Inc.,

Marcolin S.p.A., the new joint venture between Marcolin S.p.A. and LVMH Moët Hennessy Louis Vuitton SE, Safilo Group S.p.A., Silhouette International Schmied AG and Maui Jim, Inc.

        Several of our most significant competitors in the manufacture and distribution of eyewear are significant vendors to our retail distribution segment. Our success in these markets will depend on, among other things, our ability to manage an efficient distribution network and to market our products effectively as well as the popularity and market acceptance of our brands. See Item 3—"Key Information—Risk Factors—If we are unable to successfully introduce new products and develop our brands, our future sales and operating performance may suffer" and "If we fail to maintain an efficient distribution and production network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer."

        The highly competitive optical retail market in North America includes a large number of small independent competitors and several national and regional chains of optical superstores. In recent years, a number of factors, including consolidation among retail chains and the emergence of optical departments in discount retailers, the growth of online purchases of eyewear products and the roll out of new retail models with an online and offline presence have resulted in significant competition within the optical retailing industry. We compete against several large optical retailers in North America, including Wal-Mart and Visionworks, and, in the sunglasses area, department stores, sporting goods stores, pro shops and numerous sunglass retail chains and outlet centers. In Australia and New Zealand, we compete against retail chains, including Specsavers, as well as independent optical stores and online retailers. Our optical retail operations emphasize product quality, selection, customer service and convenience. We do not compete primarily on the basis of price.

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

SEASONALITY

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 56.3% and 55.8% of our sales in 2016 and 2015, respectively. As a result, our net sales are typically higher in the second quarter, which includes increased sales to wholesale customers and increased sales in our Sunglass Hut stores, and lower in the first quarter, as sunglass sales are lower in the cooler climates of North America, Europe and Northern Asia. These seasonal variations could affect the comparability of our results from period to period. Until 2015, our retail fiscal year historically had been either a 53-week year or a 52-week year, which also may have affected the comparability of our results from such prior periods. When a 53-week year occurred, we generally added the extra week to the fourth quarter. In 2015, the retail subsidiaries of the Group that did not previously report on a calendar-year basis modified their respective reporting calendars in order to align with those of Luxottica Group S.p.A. and other subsidiaries in the consolidated Group that report on a calendar-year basis.

ORGANIZATIONAL STRUCTURE

        We are a holding company, and the majority of our operations are conducted through our wholly-owned subsidiaries. We operate in two segments: (i) manufacturing and wholesale distribution, and (ii) retail distribution. In the retail segment, we primarily conduct our operations through LensCrafters, Sunglass Hut, Pearle Vision, the retail licensed brands and OPSM. In the manufacturing and wholesale distribution segment, we operate through 12 manufacturing plants and approximately 50 geographically oriented wholesale distribution subsidiaries. See "—Distribution" for a breakdown of the geographic regions. The key financing and operating subsidiaries controlled by Luxottica Group S.p.A., including holding companies, are:

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

PROPERTY, PLANT AND EQUIPMENT

        Our corporate headquarters is located at Piazzale L. Cadorna 3, Milan 20123, Italy. Information regarding the location, use and approximate size of our principal offices and facilities as of March 15, 2017 is set forth below:

			Approximate Area in Square Feet
		Owned/ Leased
Location	Use

Milan, Italy	Corporate headquarters and Oakley store	Leased	174,875
Milan, Italy	Offices (former corporate headquarters)	Owned	115,716
Agordo, Italy(1)	Administrative offices and manufacturing facility	Owned	937,625
Mason (Ohio), United States	North American retail headquarters	Owned	415,776
Atlanta (Georgia), United States(2)	North American distribution center, ophthalmic lab and office	Owned	925,007
Campinas, Brazil	Manufacturing and research facility, administrative offices and related space	Leased	484,391
Port Washington (New York), United States	U.S. corporate headquarters and wholesale	Leased	35,000
Manhattan (New York), United States(3)	Future U.S. headquarters	Owned	55,000
Foothill Ranch (California), United States(4)	Manufacturing and ophthalmic laboratory	Owned	640,305
Ontario (California), United States	Distribution center	Leased	289,940
Atlanta (Georgia), United States	After sales service center	Leased	30,230
Macquarie Park, Australia	Offices	Leased	43,572
Cincinnati (Ohio), United States	Warehouse, distribution center	Leased	96,000
Dallas (Texas), United States	Ophthalmic laboratory, distribution center, office	Leased	128,869
Memphis (Tennessee), United States	Ophthalmic laboratory	Leased	59,350
Columbus (Ohio), United States	Ophthalmic laboratory, distribution center	Leased	121,036
St. Albans (Hertfordshire), United Kingdom	Offices	Leased	15,600
Dongguan, China(1)(5)	Office, manufacturing facility, land, dormitories and distribution center	Leased	5,075,007
Shanghai, China(6)	Offices	Leased	30,194
Bhiwadi, India(7)	Manufacturing facility, administrative offices	Leased	343,474
Rovereto, Italy	Frame manufacturing facility	Owned	228,902
Sedico, Italy(1)	Distribution center	Owned	392,325
Cencenighe, Italy	Semi-finished product manufacturing facility	Owned	59,892
Lauriano, Italy	Frame and crystal lenses manufacturing facility	Owned	292,078
Pederobba, Italy(1)	Frame manufacturing facility	Owned	162,766
Sedico, Italy(1)	Frame manufacturing facility	Owned	349,106
Sedico, Italy(1)(8)	Frame and lenses manufacturing facility	Owned	236,684
Villapaiera (Feltre), Italy	Warehouse facility	Leased	92,118
Izmir, Turkey	Turkish headquarters, offices and warehouse facility	Leased	90,416
Santiago, Chile	Offices, warehouse, finishing lab	Leased	41,484
São Paulo, Brazil	Administrative offices	Leased	51,010
Jundiaí, Brazil	Distribution center	Leased	81,698
Manhattan (New York), United States	Offices	Leased	14,406
Istanbul, Turkey(9)	Offices and showroom	Leased	12,356

(1)
Facility is comprised of several different premises located within the same municipality.

(2)
The distribution center is operational and the ophthalmic lab will commence production in April 2017.

(3)
In May 2016, the Company purchased a property located in Manhattan to serve as the future U.S. headquarters. The building is currently undergoing renovations.

(4)
Facility is comprised of two different premises. One location (103,405 square feet) is leased.

(5)
Facility consists of 2,027,928 square feet dedicated to offices, distribution and manufacturing and the rest consists of dormitories, related facilities and undeveloped land. We have leased this facility for 50 years beginning in 2004.

(6)
In July 2016, we moved all our offices to this new leased premise.

(7)
We leased such facility for 99 years beginning in 1989.

(8)
In June 2016, the Company commenced construction of a new building in Sedico, Italy, on property adjacent to the existing frame manufacturing facility. One part of the building is constructed and consists of approximately 236,684 square feet. Upon completion of construction of the remainder of the building (expected at the end of 2017), it will consist of approximately 430,441 square feet on two levels.

(9)
We have leased two floors (6,178 square feet each) of the same building. The lease for one floor expires in 2017 and the other one in 2020.

        A substantial number of our retail stores are leased. See "—Distribution—Retail Distribution" above for more information about our retail locations and a breakdown of geographic regions. All of our retail store leases expire between 2017 and 2027 and have terms that we believe are generally reasonable and reflective of market conditions.

        We believe that our current facilities (including our manufacturing facilities) are adequate to meet our present and reasonably foreseeable needs. There are no encumbrances on any of our principal owned properties.

RECENT DEVELOPMENTS

        On January 16, 2017, a strategic combination of Essilor's and Luxottica's businesses was announced. The transaction is designed to allow the combined company to seize growth opportunities resulting from strong demand in the eyewear market, driven by the increasing need for corrective and protective eyewear and the appetite for strong brands. The combination is expected to create a key player, operating across all segments of the eyewear industry, which intends to leverage state-of-the-art production capabilities and widespread distribution networks. For further information, see "Key Information—Combination with Essilor".

        On January 30, 2017, Luxottica signed an agreement with the current shareholders of Óticas Carol under which Luxottica will acquire 100% of Óticas Carol, one of the largest optical franchisors in Brazil with approximately 950 locations. Established in 1997, Óticas Carol sells a broad range of prescription frames and sunglasses. The transaction, which is valued at Euro 110 million, remains subject to customary regulatory approvals and is expected to close in the second half of 2017.

        On March 10, 2017, the Company entered into two Euro 250 million term facility agreements, each of which is guaranteed by our subsidiary, Luxottica U.S. Holdings Corp. One of the facilities is with Banca IMI S.p.A. as mandated lead arranger and Intesa Sanpaolo S.p.A. as original lender. The other is with Natixis S.A.—Milan Branch as both mandated lead arranger and original lender. The final maturity of each term facility is March 10, 2022. As of March 31, 2017, an aggregate of Euro 500 million was borrowed under these credit facilities. Interest accrues at EURIBOR (as defined in the respective agreements) plus an average margin of 0.70% and 0.62% for the IMI/Intesa facility and the Natixis facility, respectively. During the first quarter of 2017, the Company entered into two interest rate swap transactions with an aggregate notional amount of Euro 500 million with Intesa Sanpaolo S.p.A. and Natixis S.A.—Milan Branch. The swaps were entered into as cash flow hedges. Each of the swaps exchanges the floating rate of EURIBOR for an average fixed rate of 0.1185% per annum.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. Such financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

        We operate in two segments: (i) manufacturing and wholesale distribution and (ii) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary brand and designer lines of mid-to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate in our retail segment principally through our retail brands, which include LensCrafters, Sunglass Hut (including those in host stores), Pearle Vision, OPSM, Laubman & Pank, GMO, David Clulow, Salmoiraghi & Viganò, Ray-Ban, Oakley, Oliver Peoples and Alain Mikli stores, The Optical Shop of Aspen, ILORI and our retail licensed brands (Sears Optical and Target Optical). As of December 31, 2016, Luxottica's retail business consisted of 7,977 stores as follows:

			China/ Hong Kong		Africa and Middle East
	North America	Asia- Pacific				Latin America
				Europe			Total

LensCrafters	1,013	—	206	—	—	—	1,219
Pearle Vision	107	—	—	—	—	—	107
Sunglass Hut(1)	1,875	315	25	434	140	315	3,104
Oakley retail locations(2)	188	47	—	12	—	—	247
Sears Optical	581	—	—	—	—	—	581
Target Optical	476	—	—	—	—	—	476
OPSM	—	306	—	—	—	—	306
Laubman & Pank	—	25	—	—	—	—	25
Ray-Ban	2		51				53
David Clulow(3)	—	—	—	114	—	—	114
GMO(4)	—	—	—	—	—	491	491
Oliver Peoples Group(5)	40	9	—	3	—	—	52
Salmoiraghi & Viganò				383			383
Franchises(6)	426	227	24	59	58	25	819

Total	4,708	929	306	1,005	198	831	7,977

(1)
Includes Apex in North America

(2)
Includes Oakley "O" Stores

(3)
Includes David Clulow joint venture stores

(4)
Includes Econópticas

(5)
Includes ILORI, The Optical Shop of Aspen, Oliver Peoples and Alain Mikli following a reorganization of the Group's luxury retail stores

(6)
Includes franchised locations for Pearle Vision, Sunglass Hut, Oakley "O" stores, OPSM, Laubman & Pank, Oliver Peoples, Alain Mikli and Salmoiraghi & Viganò

        We operate in North America with our LensCrafters and Pearle Vision brands, in Australia and New Zealand with the OPSM and Laubman & Pank brands, in China with the LensCrafters brand, in Italy with the Salmoiraghi & Viganò brand and in Latin America with the GMO brand. In North America, we also operate our licensed optical retail brands, Sears Optical and Target Optical. We are home to Sunglass Hut, the largest retailer of premium sunglasses in North America, Latin America, Asia-Pacific, South Africa, Europe and the Middle East, and we launched in 2016 our new Ray-Ban retail concept in China. The Oakley brand provides a powerful retail presence with its "O" stores, while retail brands including Oliver Peoples, ILORI and The Optical Shops of Aspen give us a foothold in the luxury space. Our net sales consist of direct sales of finished products manufactured with our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail distribution segment.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. See Item 3—"Key Information—Risk Factors—If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer." We have also historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, our net sales are typically higher during the summer and the winter holiday season. As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3285 in 2014 to Euro 1.00 = U.S. $1.1095 in 2015 to Euro 1.00 = U.S. $1.1069 in 2016. Additionally, with the acquisition of OPSM, our results of operations have been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. See Item 11—"Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Sensitivity" and Item 3—"Key Information—Risk Factors—If the U.S. dollar or the Australian dollar weakens relative to the Euro or the Chinese Yuan strengthens relative to the Euro, our profitability as a consolidated group could suffer."

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

        Also included in retail segment revenues are managed vision care revenues consisting of (i) insurance revenues, which are recognized when earned over the terms of the respective contractual relationships and (ii) administrative services revenues which are recognized when services are provided during the contract period. Accruals are established for amounts due under these relationships based on an estimate of uncollectible amounts. Our insurance contracts require us to estimate the potential costs and exposures over the life of the agreement such that the amount charged to the customers will cover these costs. To mitigate the exposure risk, these contracts are usually short-term in nature. However, if we do not accurately estimate the future exposure and risks associated with these contracts, we may suffer losses as we would not be able to cover our costs incurred with revenues from the customer.

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

        In addition, the Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes.

  Inventories

        Products manufactured by us were approximately 68.8% and 59.3% of total product inventory as of December 31, 2016 and 2015, respectively. All inventories at December 31, 2016 were valued using the lower of cost, as determined under an average annual cost by product line method that approximates the weighted average cost, or net realizable value. Inventories are recorded net of allowances for possible losses. These reserves are calculated using various factors including sales volume, historical shrink results, changes in market conditions and current trends. In addition, production schedules are made on similar factors, which, if not estimated correctly, could lead to the production of potentially obsolete inventory. As such, actual results could differ significantly from the estimated amounts.

  Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets

        In connection with various acquisitions, we have recorded as intangible assets certain goodwill, trade names and certain other identifiable intangibles. At December 31, 2016, the aggregate carrying value of intangibles, including goodwill, was approximately Euro 5.3 billion or approximately 52% of total assets.

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

        Goodwill is no longer amortized, but rather is tested for impairment annually and, under certain circumstances, between annual periods. An impairment charge will be recorded if the fair value of goodwill and other intangible assets is less than the carrying value. The calculation of fair value may be based on, among other items, estimated future cash flows if quoted market prices in active markets are not available. We test our goodwill for impairment annually as of December 31 of each year and any other time a condition arises that may cause us to believe that an impairment has occurred. Since impairment tests use estimates of the impact of future events, actual results may differ and we may be required to record an impairment in future years. We recorded no impairment losses in 2016, 2015 and 2014. For further details, see Note 11 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

OVERVIEW OF 2016 RESULTS OF OPERATIONS

        The fiscal year ended December 31, 2016 was a year of change for the Group, as it carried out a number of initiatives to support the organizational streamlining, efficiency and integration of its business, alignment of prices across markets and enhancement of its brand portfolio. Luxottica ended the year with net sales of Euro 9,086 million.

RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in our statements of consolidated income:

	2016	2015	2014

Net Sales	100%	100.0%	100.0%
Cost of Sales	34.7	32.1	33.6
Gross Profit	65.3	67.9	66.4
Operating Expenses:
Selling and Advertising	39.9	40.0	39.4
General and Administrative	10.6	12.3	11.8
Total	50.5	52.3	51.2
Income from Operations	14.8	15.6	15.1
Other Income (Expense)—Net	(0.3)	(1.1)	(1.3)
Provision for Income Taxes	(5.1)	(5.3)	(5.4)
Net Income	9.4	9.1	8.4
Net Income Attributable to Non-Controlling Interests	0.0	0.0	0.0
Net Income Attributable to Luxottica Group Stockholders	9.4	9.1	8.4

        For additional financial information by operating segment and geographic region, see Note 5 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

        Throughout the following comparison of the fiscal years ended December 31, 2016, December 31, 2015 and December 31, 2014, we use certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance. For further information regarding the use of and limitations relating to such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

        In addition, comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

COMPARISON OF THE FISCAL YEAR ENDED DECEMBER 31, 2016 TO THE FISCAL YEAR ENDED DECEMBER 31, 2015.

        Net Sales.    Net sales increased by Euro 249.1 million, or 2.8%, to Euro 9,085.7 million in 2016 from Euro 8,836.6 million in 2015. This increase represents increased sales of Euro 314.0 million in the retail distribution segment during 2016 as compared to 2015, which was partially offset by decreased sales of Euro 64.9 million in the manufacturing and wholesale distribution segment during 2016 as compared to 2015.

        Adjusted net sales were Euro 9,010.8 million in 2015 as compared to net sales of Euro 9,085.7 million in 2016. Adjusted net sales in 2015 were impacted by the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Company assumed less reinsurance revenues and less claims expense. The impact of this contract for the year ended December 31, 2015 was Euro 174.3 million (the "EyeMed Adjustment").

        A reconciliation of adjusted net sales, a non-IFRS measure, to net sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2016	2015

Net sales	9,085.7	8,836.6
> EyeMed Adjustment	—	174.3

Adjusted net sales	9,085.7	9,010.8

        Net sales for the retail distribution segment increased by Euro 314.0 million, or 6.0%, to Euro 5,558.0 million in 2016 from Euro 5,244.0 million in 2015. The increase in net sales for the period was partially attributable to a 0.6% increase in comparable store sales. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business were not significant on net sales in the retail distribution segment.

        Adjusted net sales for the retail distribution segment in 2015, which included the EyeMed Adjustment of 174.3 million, were Euro 5,418.3 million as compared to net sales for the retail distribution segment in 2016 of Euro 5,558.0 million.

        A reconciliation of adjusted net sales for the retail distribution segment, a non-IFRS measure, to net sales of the retail distribution segment, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2016	2015

Net sales	5,558.0	5,244.0
> EyeMed Adjustment	—	174.3

Adjusted net sales	5,558.0	5,418.3

        Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 64.9 million, or 1.8%, to Euro 3,527.7 million in 2016 from Euro 3,592.6 million in 2015. This decrease was mainly attributable to a revision of our trade policies through the following actions: a review of prices in certain markets in order to avoid inequality and arbitrage in different geographical areas; a review of client portfolios; and the implementation of the Minimum Advertised Price ("MAP") policy in North America.

        In 2016, net sales in the retail distribution segment accounted for approximately 61.2% of total net sales, as compared to approximately 59.3% of total net sales in 2015. This increase was primarily attributable to a 6.0% increase in net sales for the retail distribution segment, which was partially offset by a 1.8% decrease in net sales for the manufacturing and wholesale distribution segment compared to 2015.

        In 2016 net sales in our retail distribution segment in the United States and Canada increased to approximately 78.2 percent from of our total net sales in this segment from 78.1 percent in 2015. In U.S. dollars, retail net sales in the United States and Canada increased by 6.0% to U.S. $ 4,819.5 million in 2016 from U.S. $4,546.0 million in 2015, due to sales volume increases. Net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) were 21.8% and 21.9% of total net sales in the retail distribution segment in 2016 and 2015, respectively. During 2016, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) increased by 5.8% to Euro 1,212.9 million from Euro 1,146.8 million in 2015.

        In 2016, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,382.2 million, comprising 39.2% of our total net sales in this segment, compared to Euro 1,366.4 million, or 38.0% of total net sales in this segment, in 2015, increasing by Euro 15.8 million or 1.2% in 2016 as compared to 2015. Net sales for the year ended December 31, 2015 for European Wholesale and Other Wholesale have been revised to reflect a reclassification of certain geographic markets, which the Group considers immaterial. The increase in net sales in Europe in 2016 compared to 2015 was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $ 1,138.5 million and comprised 29.0% of our total net sales in this segment in 2016, compared to U.S. $1,169.3 million, or 29.3% of total net sales in this segment, in 2015. The decrease in net sales in the United States and Canada in 2016 compared to 2015 was primarily due to an implementation of our MAP policy. In 2016, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 1,120.9 million, comprising 31.8% of our total net sales in this segment, compared to Euro 1,172.2 million, or 32.6% of our net sales in this segment, in 2015.

        Cost of Sales.    Cost of sales increased by Euro 317.8 million, or 11.2%, to Euro 3,153.3 million in 2016 from Euro 2,835.4 million in 2015. As a percentage of net sales, cost of sales increased to 34.7% in 2016 from 32.1% in 2015. The average number of frames produced daily in our facilities in 2016 was approximately 349,488 and 346,991 in 2016 and 2015, respectively.

        Adjusted cost of sales was Euro 3,134.6 million and Euro 3,009.0 in 2016 and 2015, respectively. Adjusted cost of sales includes, for 2015, the EyeMed Adjustment of Euro 174.3 million and excludes expenses of Euro 0.7 million related to the reorganization of Oakley and other minor projects. Adjusted cost of sales for 2016 excludes restructuring and reorganization expenses of Euro 18.6 million relating to the reorganization of the assortment in the Retail segment and logistics processes in North America and expenses of Euro 0.1 million relating to the reorganization of Oakley and other minor projects.

        A reconciliation of adjusted cost of sales, a non-IFRS measure, to cost of sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

Cost of sales	3,153.3	2,835.4
> EyeMed Adjustment	—	174.3
> Restructuring and reorganization expenses	(18.6)	—
> Adjustment for the reorganization of Oakley and other minor projects	(0.1)	(0.7)

Adjusted cost of sales	3,134.6	3,009.0

        Gross Profit.    For the reasons described above, our gross profit decreased by Euro 68.7 million, or 1.1%, to Euro 5,932.4 million in 2016 from Euro 6,001.2 million in 2015. As a percentage of net sales, gross profit decreased to 65.3% in 2016 from 67.9% in 2015.

        Adjusted gross profit for 2016, excluding restructuring and reorganization expenses of Euro 18.6 million relating to the reorganization of the assortment in the Retail segment and logistics processes in North America and expenses of Euro 0.1 million relating to the reorganization of Oakley and other minor projects, was Euro 5,951.1 million, or 65.5% as percentage of net sales. Adjusted gross profit for 2015, excluding expenses of Euro 0.7 million relating to the reorganization of Oakley and other minor projects, was Euro 6,001.8, or 66.6% as percentage of net sales.

        A reconciliation of adjusted gross profit, a non-IFRS measure, to gross profit, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

Gross profit	5,932.4	6,001.2

> Restructuring and reorganization expenses	18.6	—
> Adjustment for the reorganization of Oakley and other minor projects	0.1	0.7

Adjusted gross profit	5,951.1	6,001.8

        Operating Expenses.    Total operating expenses decreased by Euro 37.5 million, or 0.8%, to Euro 4,587.2 million in 2016 from Euro 4,624.7 million in 2015. As a percentage of net sales, operating expenses were 50.5% in 2016 compared to 52.3% in 2015.

        Total adjusted operating expenses decreased by Euro 40.0 million, or 0.9%, to Euro 4,519.0 million in 2016 from Euro 4,559.0 million in 2015, excluding, for 2016, restructuring and reorganization expenses of Euro 50.9 million relating to restructuring projects primarily in North America, expenses of Euro 7.1 million relating to the employment termination of the former CEO for Markets and expenses of Euro 10.2 million relating to the reorganization of Oakley and other minor projects and, for 2015, expenses of Euro 65.7 million related to the reorganization of Oakley and other minor projects. As a percentage of net sales, adjusted operating expenses decreased to 49.7% in 2016 from 50.6% in 2015.

        A reconciliation of adjusted operating expenses, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

Operating expenses	4,587.2	4,624.7
> Restructuring and reorganization expenses	(50.9)	—
> Adjustment for the termination of the employment of the former CEO for Markets	(7.1)	—
> Adjustment for the reorganization of Oakley and other minor projects	(10.2)	(65.7)

Adjusted operating expenses	4,519.0	4,559.0

        Selling and advertising expenses (including royalty expenses) increased by Euro 89.7 million, or 2.5%, to Euro 3,627.0 million in 2016 from Euro 3,537.2 million in 2015. Selling expenses increased by Euro 110.3 million, or 4.0% to Euro 2,889.2 million in 2016 from Euro 2,778.8 million in 2015. As a percentage of net sales, selling expenses were 31.8% and 31.4% in 2016 and 2015, respectively. Advertising expenses decreased by Euro 21.8 million, or 3.7%. As a percentage of net sales, advertising expenses were 6.3% in 2016 and 6.7% in 2015. Royalties increased by Euro 1.2 million, or 0.7%. As a percentage of net sales, royalty expenses were 1.9% in each of 2016 and 2015.

        Adjusted selling expenses, excluding, for 2016, restructuring and reorganization expenses of Euro 10.1 million relating to restructuring projects primarily in North America and Europe and expenses of Euro 0.4 million relating to the reorganization of Oakley and other minor projects, were Euro 2,878.7 million as compared to adjusted selling expenses of Euro 2,773.3 million in 2015. In 2015, adjusted selling expenses exclude Euro 5.5 million related to the reorganization of Oakley and other minor projects. As percentage of net sales, adjusted selling expenses were 31.7% in 2016 and 30.8% in 2015.

        A reconciliation of adjusted selling expenses, a non-IFRS measure, to selling expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

Selling expenses	2,889.2	2,778.8

> Restructuring and reorganization expenses	(10.1)	—
> Adjustment for the reorganization of Oakley and other minor projects	(0.4)	(5.5)

Adjusted selling expenses	2,878.7	2,773.3

        General and administrative expenses, including intangible asset amortization, decreased by Euro 127.3 million, or 11.7%, to Euro 960.2 million in 2016, as compared to Euro 1,087.5 million in 2015. As a percentage of net sales, general and administrative expenses were 10.6% and 12.3% in 2016 and 2015, respectively.

        Adjusted general and administrative expenses decreased by Euro 124.8 million, or 12.1%, to Euro 902.6 million in 2016 as compared to Euro 1,027.4 million in 2015. Adjusted general and administrative expenses exclude, in 2016, restructuring and reorganization expenses of Euro 40.8 million relating to restructuring projects primarily in North America, expenses of Euro 7.1 million relating to the employment termination of the former CEO for Markets and expenses of Euro 9.8 million related to the reorganization of Oakley and other minor projects. Adjusted general and administrative expenses excludes, in 2015, the expenses related to the reorganization of Oakley and other minor projects of Euro 60.1 million. As a percentage of net sales, adjusted general and administrative expenses decreased to 9.9% in 2016 from 11.4% in 2015.

        A reconciliation of adjusted general and administrative expenses, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

General and administrative expenses	960.2	1,087.5
> Restructuring and reorganization expenses	(40.8)	—
> Adjustment for the termination of the employment of the former CEO for Markets	(7.1)	—
> Adjustment for the reorganization of Oakley and other minor projects	(9.8)	(60.1)

Adjusted general and administrative expenses	902.6	1,027.4

        Income from Operations.    For the reasons described above, income from operations decreased by Euro 31.2 million, or 2.3%, to Euro 1,345.3 million in 2016 from Euro 1,376.4 million in 2015. As a percentage of net sales, income from operations decreased to 14.8% in 2016 from 15.6% in 2015.

        Adjusted income from operations decreased by Euro 10.7 million, or 0.7%, to Euro 1,432.1 million in 2016 from Euro 1,442.8 million in 2015. Adjusted income from operations for 2016 excludes restructuring and reorganization expenses of Euro 69.5 million relating to the reorganization of the assortment in the Retail segment and logistics processes in North America and other restructuring projects primarily in North America and Europe, expenses of Euro 7.1 million relating to the employment termination of the former CEO for Markets and expenses of Euro 10.3 million related to the reorganization of Oakley and other minor projects. Adjusted income from operations for 2015 excludes expenses of Euro 66.4 million related to the reorganization of Oakley and other minor projects. As a percentage of net sales, adjusted income from operations decreased to 15.8% in 2016 from 16.0% in 2015.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

Income from operations	1,345.3	1,376.4
> Restructuring and reorganization expenses	69.5	—
> Adjustment for the termination of the employment of the former CEO for Markets	7.1	—
> Adjustment for the reorganization of Oakley and other minor projects	10.3	66.4

Adjusted income from operations	1,432.1	1,442.8

        Other Income (Expense)—Net.    Other income net was Euro 26.6 million in 2016 as compared to Euro 98.5 million in 2015. Net interest expense was Euro 66.1 million in 2016 as compared to Euro 95.2 million in 2015. Other income in 2016, which totaled 39.5 million, was mainly due to the gain of Euro 35.7 million that was generated by the remeasurement of the investment previously held in Salmoiraghi & Viganò as its acquisition date fair value.

        Income before taxes.    Income before taxes increased by Euro 40.8 million, or 3.2%, to Euro 1,318.7 million in 2016 from Euro 1,277.9 million in 2015. As a percentage of net sales, income before taxes was 14.5% in each of 2016 and 2015. Adjusted income before taxes increased by Euro 25.6 million, or 1.9%, to Euro 1,369.8 million in 2016 from Euro 1,344.3 million in 2015. As a percentage of net sales, adjusted income before taxes increased to 15.1% in 2016 from 14.9% in 2015.

        A reconciliation of adjusted income before taxes, a non-IFRS measure, to income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2016	2015

Income before taxes	1,318.7	1,277.9
> Restructuring and reorganization expenses	69.5	—
> Adjustment for the termination of the employment of the former CEO for Markets	7.1	—
> Adjustment for the reorganization of Oakley and other minor projects	10.3	66.4
> Gain generated by the acquisition of Salmoiraghi & Viganò	(35.7)	—

Adjusted income before taxes	1,369.8	1,344.3

        Our effective tax rate was 35.4% and 36.9% in 2016 and 2015, respectively. Our adjusted tax rate was 35.5% and 36.3%, in 2016 and 2015, respectively. Net income attributable to non-controlling interests was equal to Euro 1.8 million and Euro 2.8 million in 2016 and 2015, respectively.

        A reconciliation of the adjusted tax rate, a non-IFRS measure, to the tax rate, the most directly comparable IFRS measure, is presented in the table below. For further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

2016 (Amounts in millions of Euro except percentages)	2016	2015

Reported tax rate	35.4%	36.9%
> Restructuring and reorganization expenses	(0.8)%	—
> Adjustment for the termination of the employment of the former CEO for Markets	(0.1)%	—
> Adjustment for the reorganization of Oakley and other minor projects	(0.0)%	(0.6)%
> Gain generated with the acquisition of Salmoiraghi & Viganò	1.0%	—

Adjusted tax rate	35.5%	36.3%

        Net income attributable to Luxottica Group stockholders increased by Euro 46.4 million, or 5.8%, to Euro 850.5 million in 2016 from Euro 804.1 million in 2015. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.4% in 2016 from 9.1% in 2015. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 27.8 million, or 3.3%, to Euro 881.7 million in 2016 from Euro 854.0 million in 2015. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.7% in 2016 from 9.5% in 2015.

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

(Amounts in millions of Euro)	2016	2015

Net income attributable to Luxottica Group stockholders	850.5	804.1
> Restructuring and reorganization expenses	69.5	—
of which tax effect	(14.5)	—
> Adjustment for the termination of the employment of the former CEO for Markets	7.1	—
of which tax effect	(1.9)	—
> Adjustment for the reorganization of Oakley and other minor projects	10.3	66.4
of which tax effect	(3.5)	(16.6)
> Gain generated with the acquisition of Salmoiraghi & Viganò	(35.7)	—
of which tax effect	—	—

Adjusted net income attributable to Luxottica Group stockholders	881.7	854.0

        Basic earnings per share were Euro 1.77 in 2016 and Euro 1.68 in 2015. Diluted earnings per share were Euro 1.77 in 2016 and Euro 1.67 in 2015.

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

        In 2015 and 2014, net sales in our retail distribution segment in the United States and Canada comprised 78.1% and 77.3%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 0.3% to U.S. $4,546.0 million in 2015 from U.S. $4,577.3 million in 2014, due to sales volume increases. During 2015, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.9% of our total net sales in the retail distribution segment and increased by 13.2% to Euro 1,146.8 million in 2015 from Euro 1,013.1 million, or 22.7% of our total net sales in the retail distribution segment, in 2014, mainly due to an increase in consumer demand.

        In 2015, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,366.4 million, comprising 38.0% of our total net sales in this segment, compared to Euro 1,295.3 million, or 40.6% of total net sales in this segment, in 2014, increasing by Euro 71.1 million or 5.5% in 2015 as compared to 2014. Net sales for the year ended December 31, 2015 for European Wholesale and Other Wholesale have been revised to reflect a reclassification of certain geographic markets, which the Group considers immaterial. The increase in net sales in Europe in 2015 compared to 2014 was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $1,169.3 million and comprised 29.3% of our total net sales in this segment in 2015, compared to U.S. $1,117.7 million, or 26.3% of total net sales in this segment, in 2014. The increase in net sales in the United States and Canada in 2015 compared to 2014 was primarily due to a general increase in consumer demand. In 2015, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 1,172.2 million, comprising 32.6% of our total net sales in this segment, compared to Euro 1,057.2 million, or 33.1% of our net sales in this segment, in 2014. The increase of Euro 115.0 million, or 10.9%, in 2015 as compared to 2014 was due to an increase in consumer demand, in particular in the emerging markets.

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

        Total adjusted operating expenses increased by Euro 659.0 million, or 16.9%, to Euro 4,559.0 million in 2015 from Euro 3,900.0 million in 2014, excluding, for 2015, expenses of Euro 65.7 million related to the reorganization of Oakley and other minor projects and, for 2014, expenses of Euro 20.0 million related to the termination of the employment of the former Group CEOs. As a percentage of net sales, adjusted operating expenses decreased to 50.6% in 2015 from 50.7% in 2014.

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

        Adjusted general and administrative expenses increased by Euro 140.8 million, or 15.9%, to Euro 1,027.4 million in 2015 as compared to Euro 886.6 million in 2014. This amount includes intangible asset amortization and excludes, in 2015, the expenses related to the reorganization of Oakley and other minor projects of Euro 60.1 million and, in 2014, expenses of Euro 20.0 million related to the termination of the employment of the former Group CEOs. As a percentage of net sales, adjusted general and administrative expenses decreased to 11.4% in 2015 from 11.5% in 2014.

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

(Amounts in millions of Euro)	2015	2014

Net income attributable to Luxottica Group stockholders	804.1	642.6
> Adjustment for the reorganization of Oakley and for other minor projects	66.4	—
> of which tax effect	(16.6)
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years 2008 to 2011)	—	30.3
> Adjustment for the termination of the former Group CEOs	—	20.0
> of which tax effect	—	(5.5)

Adjusted net income attributable to Luxottica Group stockholders	854.0	687.4

        Basic earnings per share were Euro 1.68 in 2015 and Euro 1.35 in 2014. Diluted earnings per share were Euro 1.67 in 2015 and Euro 1.34 in 2014.

Non-IFRS Measures: Adjusted Measures

        In order to provide a supplemental comparison of current period results of operations to prior periods, certain measures, such as net sales, operating expenses, selling and advertising expenses, general and administrative expenses, income from operations, income before taxes, tax rate and net income attributable to Luxottica Group stockholders have been adjusted by the following items:

  (a)
  excluding expenses in 2016 of Euro 69.5 million (Euro 55.0 million net of tax) related to the reorganization of the assortment in the Retail segment and logistics processes in North America and other restructuring projects primarily in North America and Europe;

  (b)
  excluding expenses in 2016 of Euro 7.1 million (Euro 5.2 million net of tax) related to the termination of the employment of the former CEO for Markets;

  (c)
  excluding expenses in 2016 of Euro 10.3 million (Euro 6.8 million net of tax) related to the reorganization of Oakley and other minor projects;

  (d)
  excluding income in 2016 of Euro 35.7 million related to the acquisition of Salmoiraghi & Viganò;

  (e)
  excluding expenses in 2015 of Euro 66.4 million (Euro 49.8 million net of tax) related to the reorganization of Oakley and other minor projects;

  (f)
  including sales of the EyeMed division in 2015 and 2014 of Euro 174.3 million and Euro 46.6 million, respectively, related to the EyeMed Adjustment;

  (g)
  excluding expenses in 2014 of Euro 20.0 million (Euro 14.5 million net of tax) related to the termination of the employment of the former Group CEOs; and

  (h)
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

TAXES

        Our effective tax rates for the fiscal years ended December 31, 2016, 2015 and 2014, were approximately 35.4%, 36.9% and 39.1%, respectively. The effective tax rate for fiscal year 2014 included a tax accrual of Euro 30.3 million associated with tax audits of Luxottica S.r.l. related to fiscal years 2008 through 2011. In future periods, we expect that our effective tax rate will be in the range of 34% to 35% with a potential reduction of the tax rate due to the application of the patent box regime, which was introduced in Italy in 2015 and will be applicable in fiscal years 2017, 2018 and 2019. The patent box regime is a tax exemption related to the use of intellectual property assets pursuant to which income derived from the use of each qualified intangible asset is partially exempted from taxation for both Italian corporate income tax and Italian regional tax purposes. For additional information on risks associated with our future effective tax rate, please see Item 3—"Key Information—Risk Factors—Risks Relating to Our Business and Operations—Changes in our tax rates or exposure to additional tax liabilities could affect our future results."

LIQUIDITY AND CAPITAL RESOURCES

        Our cash and cash equivalents at December 31, 2016 totaled Euro 866.9 million, compared to Euro 864.9 million at December 31, 2015. As of December 31, 2016, Euro 723.7 million of the Group's total cash and cash equivalents was held outside of Italy. There are no significant repatriation restrictions other than local or Italian taxes associated with repatriation. While we currently do not foresee a need to repatriate funds, should we require more capital in Italy than is generated by our operations locally, we could elect to raise capital in Italy or the rest of Europe through debt or equity issuances. These alternatives could result in increased interest expense.
Cash Flows

        Operating Activities.    The Company's net cash provided by operating activities in 2016, 2015 and 2014 was Euro 1,311.3 million, Euro 1,197.3 million and Euro 1,170.1 million, respectively.

        Depreciation and amortization were Euro 512.8 million in 2016 as compared to Euro 476.9 million in 2015 and Euro 384.0 million in 2014. The increase in depreciation and amortization in 2016 as compared to 2015 is mainly due to the investments made during the period. The increase in depreciation and amortization in 2015 as compared to 2014 is mainly due to the strengthening of certain major currencies in which we operate, in particular the U.S. dollar (Euro 53.1 million), and the increase in tangible and intangible assets in the period.

        Non-cash stock-based compensation expense was Euro 9.6 million in 2016 as compared to Euro 49.7 million in 2015 and Euro 31.8 million in 2014. The decrease in 2016 as compared to 2015 is mainly due to the vesting of the 2014 PSP plan as well as to the fact that starting from 2016 the Group no longer grants new stock options or share plans to its employees. The increase in 2015 as compared to 2014 is due to (i) Euro 7.4 million related to the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Executive Chairman and founder, Mr. Leonardo Del Vecchio, and (ii) Euro 8.0 million related to the 2015 PSP Plan (defined below).

        The change in accounts receivable was Euro (28.8) million in 2016 as compared to Euro (108.6) million in 2015 and Euro (41.3) million in 2014. The change in 2016 as compared to 2015 was mainly due to the combined effect of lower sales in some geographic areas (including in North America because of the introduction of the MAP policy) and strict credit management. The change in 2015 as compared to 2014 was primarily due to the higher volume of sales in 2015 as compared to 2014. The inventory change was Euro (7.2) million in 2016 as compared to Euro (85.2) million in 2015 and Euro 7.3 million in 2014. The change in 2016 compared to 2015 was due to a strict inventory management. The increase in inventory in 2015 was due to an effort to improve the quality of the customer experience by having inventory levels in line with customer demand. The change in other assets and liabilities was Euro 30.0 million in 2016 as compared to Euro (7.8) million in 2015 and Euro 21.2 million in 2014. The change in 2016 compared to 2015 was driven by the increase in the liability to employees of the North American Retail businesses related to the timing of salary payments of store employees. The change in 2015 as compared to 2014 was primarily due to the change in the reporting calendar of certain retail subsidiaries of the Group, which resulted in a reduction of the net liability. The change in accounts payable was Euro (28.8) million in 2016 as compared to Euro 115.6 million in 2015 and Euro 24.6 million in 2014. The change in 2016 as compared to 2015 was primarily due to the revision of certain contractual conditions with some strategic suppliers who received favorable price conditions while keeping payment terms unchanged. The change in 2015 as compared to 2014 was mainly due to the continuous improvement in payment terms and conditions and to the overall growth of the Group's business. Income tax payments in 2016 were Euro 475.4 million as compared to Euro 565.9 million in 2015 and Euro 349.2 million in 2014. The increase in income tax payments in 2015 as compared to 2014 was due to the payment of Euro 91.6 million related to the tax audit of Luxottica S.r.l. for the tax years from 2008 to 2011 and to a general increase in the Group's taxable income. Interest paid was Euro 79.7 million in 2016 as compared to Euro 79.8 million in 2015 and Euro 93.1 million in 2014. The change in 2015 as compared to 2014 was mainly due to repayment of long-term debt in 2015.

        Investing Activities.    The Company's net cash used in investing activities was Euro 763.7 million, Euro 483.3 million and Euro 459.3 million in 2016, 2015 and 2014, respectively. The primary investment activities in 2016 were related to (i) the acquisition of tangible assets for Euro 546.2 million which includes the acquisition of a building to be used as the North American headquarters in New York City and improvements to the Atlanta distribution center, (ii) the acquisition of intangible assets for Euro 111.8 million, primarily related to IT infrastructure, and (iii) the acquisition of 63.2% of Salmoiraghi & Viganò for an amount, net of cash acquired, of approximately Euro 127.5 million. The primary investment activities in 2015 were related to (i) the acquisition of tangible assets for Euro 319.8 million, (ii) the acquisition of intangible assets for Euro 144.0 million, primarily related to IT infrastructure, and (iii) the acquisition of Sunglass Warehouse for Euro 21.0 million. The primary investment activities in 2014 were related to (i) the acquisition of tangible assets for Euro 280.8 million, (ii) the acquisition of intangible assets for Euro 138.5 million, primarily related to IT infrastructure, and (iii) the acquisition of glasses.com for Euro 30.1 million and other minor acquisitions in the retail segment for Euro 11.0 million.

        Our capital expenditures were Euro 651.6 million in 2016 as compared to Euro 513.6 million in 2015 and Euro 418.9 million in 2014, primarily related to investments in IT infrastructure in 2016, 2015 and

2014, and in each year investments in manufacturing facilities for the manufacturing and wholesale segment and the opening, remodeling and relocation of stores in the retail distribution segment. Capital expenditures were Euro 106.1 million in the three-month period ended March 31, 2017. It is our expectation that 2017 aggregate capital expenditures will exceed 6-7% of the Group's net sales. We expect to fund future capital expenditures through cash flow generation primarily due to our operating leverage as well as working capital efficiencies. Net cash provided by disposals of property, plant and equipment was Euro 19.3 million in 2016 and insignificant in 2015 and 2014. Investments in equity investees resulted in cash used of Euro 0.0 million in each of 2016, 2015 and 2014.

        Financing Activities.    The Company's net cash (used in) provided by financing activities was Euro (572.4) million, Euro (1,354.3) million and Euro 72.3 million in 2016, 2015 and 2014, respectively. Cash used in financing activities in 2016 consisted primarily of (i) Euro (427.7) million used to pay dividends to the shareholders of the Company, (ii) Euro 92.4 million related to the increase in bank overdrafts, (iii) Euro (219.7) million related to the purchase of the Company's own shares, (iv) Euro (13.5) million related to the acquisition of the shares owned by Opticas Devlyn in Sunglass Hut de Mexico and (v) Euro 10.1 million related to the exercise of stock options. Cash used in financing activities in 2015 consisted primarily of (i) Euro (649.3) million related to the payment of existing debt, (ii) Euro (689.7) million used to pay dividends to the shareholders of the Company, (iii) Euro 47.7 million related to the exercise of stock options, (iv) Euro (19.0) million related to the acquisition of the remaining 49% of Luxottica Netherlands and (v) Euro (39.0) million related to the decrease in bank overdrafts. Cash provided by financing activities in 2014 consisted primarily of (i) Euro 500 million related to the issuance of new bonds, (ii) Euro (318.5) million related to the payment of existing debt, (iii) Euro (308.3) million used to pay dividends to the shareholders of the Company, (iv) Euro 70.0 million related to the exercise of stock options and (v) Euro 135.7 million related to the increase in bank overdrafts.

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

  •
  we maintain adequate access to liquidity in our bank accounts and adequate levels of available credit lines; and

  •
  we monitor our liquidity risk in order to avoid unacceptable concentrations of such risk.

        Our debt agreements contain certain covenants, including covenants that restrict our ability to incur additional indebtedness. We do not currently expect to require any additional financing that would require us to obtain consents or waivers of any existing restrictions on additional indebtedness set forth in our debt agreements.

        The financial and operating covenants included in our outstanding long-term debt are as follows (such terms are defined in our applicable debt agreements):

  1.
  consolidated Total Net Debt shall not be equal to or exceed 3.5 times the Consolidated EBITDA; and

  2.
  consolidated EBITDA shall not be less than five times the Consolidated Net Financial Charges.

        Our total indebtedness was Euro 1.835.0 million as of December 31, 2016. Available additional borrowings under credit facilities as of such date were Euro 651.0 million.

        The Group has credit ratings assigned by Standard & Poor's of "A-" and "A-2" for its long-term and short-term debt, respectively; the outlook was positive as of March 31, 2017.

        For additional information, see Note 22 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

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

Debt Financings

  The U.S. $275 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275 million of senior unsecured guaranteed notes, issued in three series ("Series A," "Series B" and "Series C"). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes matured on July 1, 2013, the Series B Notes matured on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrued at 5.96% per annum, interest on the Series B Notes accrued at 6.42% per annum and interest on the Series C Notes accrues at 6.77% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2016. The proceeds from the Notes were used to repay a portion of the bridge loan facility that expired on July 1, 2008.

  The U.S. $175 Million Senior Unsecured Guaranteed Notes of U.S. Holdings

        On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series ("Series D," "Series E" and "Series F"). The aggregate principal amount of each of the Series D and Series E Notes is U.S. $50 million and the aggregate principal amount of the Series F Notes is U.S. $75 million. The Series D Notes matured on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrued at 5.19% per annum, interest on the Series E Notes accrues at 5.75% per annum and interest on the Series F Notes accrues at 5.39% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2016. The proceeds from the Notes were used for general corporate purposes.

  The Euro 100 Million Senior Unsecured Guaranteed Notes

        On September 30, 2010, we closed a private placement of Euro 100 million senior unsecured guaranteed notes, issued in two series ("Series G" and "Series H"). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75% per annum and interest on the Series H Notes accrues at 4.25% per annum. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2016. The proceeds from the Notes were used for general corporate purposes.

  The U.S. $350 Million Senior Unsecured Guaranteed Notes

        On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million senior unsecured guaranteed notes ("Series I"). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35% per annum. The proceeds from the Notes were used for general corporate purposes and to refinance existing term debt. The Notes were not rated. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2016.

        On March 10, 2017, U.S. Holdings gave notice to each of the purchasers of the Series I Notes that the Notes have been called for prepayment prior to maturity on April 10, 2017 (the "Prepayment Date"), at the principal amount thereof plus accrued interest up to but not including such Prepayment Date plus a make-whole amount that is calculated in accordance with the terms of the note purchase agreement governing the Notes. The Series I Notes were prepaid on April 10, 2017 and are no longer outstanding.

  The Euro 500 Million Senior Unsecured Guaranteed Notes (Due 2019)

        On March 19, 2012, we closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. When issued, the Notes were assigned a "BBB+" credit rating by Standard & Poor's and, on January 20, 2014, the Notes were upgraded to an "A-" credit rating by Standard & Poor's. The Notes contain certain financial and operating covenants. We were in compliance with those covenants as of December 31, 2016.

  The Euro 2 Billion Euro Medium Term Note Programme

        On April 29, 2013, our Board of Directors authorized a Euro 2 billion Euro Medium Term Note Programme (the "Programme") pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The Programme was updated on May 9, 2014. The Programme was suspended by Luxottica in July 2015.

  Euro 500 Million Euro Medium Term Notes (Due 2024)

        On February 10, 2014, we completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024 under the Group's Euro Medium Term Note Programme. Interest on the notes accrues at 2.625% per annum. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. The proceeds from the Notes were used for general corporate purposes and to refinance existing term debt. The Notes were assigned an "A-" credit rating by Standard & Poor's. The Notes contain certain operating covenants. We were in compliance with those covenants as of December 31, 2016.

Outstanding Standby Letters of Credit

        Certain U.S. subsidiaries have obtained various standby and trade letters of credit from banks that aggregated Euro 50.8 million and Euro 45.2 million as of December 31, 2016 and 2015, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months.

Concentration of Credit Risk

        Financial instruments, which potentially expose us to concentration of credit risk, consist primarily of cash, investments and accounts receivable. We attempt to limit our credit risk associated with cash equivalents by placing our cash balances and investments with highly-rated banks and financial institutions. However, at any time, amounts invested at these banks may be in excess of the amount of insurance provided on such deposits. With respect to accounts receivable, we limit our credit risk by performing ongoing credit evaluations, and certain customers may be required to post security in the form of letters of credit. As of December 31, 2016 and 2015, no single customer's balance comprised 10% or more of the overall accounts receivable balance. However, included in accounts receivable as of December 31, 2016 and 2015, was approximately Euro 44.7 million and Euro 39.8 million, respectively, due from the host stores of our U.S. retail division. These receivables represent cash proceeds from sales deposited into the host stores' bank accounts, which are subsequently forwarded to us on a weekly or monthly basis depending on our contract with the particular host store and are based on short-term contract arrangements.

Our Working Capital

        Set forth below is certain information regarding our working capital (total current assets minus total current liabilities):

	As of December 31,
(Amounts in millions of Euro)	2016	2015	2014

Current Assets	3,027.6	2,829.1	3,167.7
Current Liabilities	(2,216.2)	(1,906.9)	(2,388.7)

Working Capital	811.5	922.2	779.0

        The decrease in working capital in 2016 as compared to 2015 is mainly attributable to an increase in short-term borrowings and the current portion of long-term debt. The increase in working capital in 2015 as compared to 2014 is mainly attributable to an increase in commercial receivables and inventory.

        We believe that the financial resources available to us will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for the next 24 months.

        We do not believe that the relatively moderate rates of inflation, which have been experienced in the geographic markets where we compete have had a significant effect on our net sales or profitability. In the past, we have been able to offset cost increases by increasing prices, although we can give no assurance that we will be able to do so in the future.

Off-Balance Sheet Arrangements

        We have no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

        We use, from time to time, derivative financial instruments, principally interest rate and currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates and interest rates (see Note 32 to our Consolidated Financial Statements included in Item 18 of this Form 20-F). We may enter into other derivative financial instruments when we assess that the risk can be hedged effectively.

Contractual Obligations and Commercial Commitments

        We are party to numerous contractual arrangements consisting of, among other things, royalty agreements with designers, leases for retail store, plant, warehouse and office facilities, as well as certain data processing and automotive equipment, and outstanding borrowings under credit agreements and facilities with financial institutions to finance our operations. These contractual arrangements may contain minimum annual commitments. A more complete discussion of the obligations and commitments is included in Notes 22 and 29 to our Consolidated Financial Statements included in Item 18 of this Form 20-F. The following table summarizes the scheduled maturities of our long-term debt, minimum lease commitments under non-cancelable operating leases, minimum payments under non-cancelable royalty arrangements, purchase commitments (including long-term) and endorsement contracts as of December 31, 2016. The table does not include pension liabilities or liabilities for uncertain tax payments. We cannot make a reasonable and reliable estimate of when or if the uncertain tax payments will be made. Our pension plans are discussed in Note 23 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

	Payments Due by Period
Contractual Obligations (Amounts in millions of Euro)
	1 Year	1 to 3 Years	3 to 5 Years	After 5 Years	Total

Long-Term Debt and Current Maturities(1)(2)	154.1	723.2	450.1	515.8	1,843.2
Interest Payments(3)	65.1	96.5	57.3	28.1	247.0
Operating Leases	385.6	538.5	332.1	287.3	1,543.5
Minimum Royalty Arrangements(4)	143.2	281.6	245.3	353.6	1,023.7
Long-Term Purchase Commitments(5)	76.2	26.2	10.4	0.5	113.3
Endorsement Contracts(6)	8.6	3.8	0.8	—	13.2
Other Commitments(7)	36.8	64.6	39.0	0.1	140.5

Total	869.6	1,734.4	1,135.0	1,185.4	4,924.4

(1)
As described previously, our long-term debt has certain financial and operating covenants that may cause the acceleration of future maturities if we do not comply with them. We were in compliance with these covenants as of December 31, 2016 and expect to be in compliance for the foreseeable future.

(2)
The calculation of Long-Term Debt and Current Maturities includes capital lease obligations, pursuant to which the following amounts are scheduled to become due and payable: Euro 12.1 million (less than one year), Euro 20.6 million (one to three years) and Euro 9.7 million (after three years); and it excludes the balance of the amortized costs of Euro 8.2 million.

(3)
Interest rates used to calculate the future interest due on our variable interest rate term loans were calculated based on the interest rate as of December 31, 2016 and assume that we make all scheduled principal payments as they mature.

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

        At December 31, 2016, we had available funds of approximately Euro 651.0 million under our unused short-term lines of credit. Substantially all of these lines have terms of less than one year, but they have been renewed annually in prior years. For additional information, see Note 16 to our Consolidated Financial Statements included in Item 18 of this Form 20-F.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

        The Board of Directors of Luxottica Group S.p.A. was appointed at the Stockholders' Meeting held on April 24, 2015. It currently consists of 14 members.

        The current term of the Board of Directors expires at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2017. During 2014, the Company adopted a governance model based on the appointment of two Chief Executive Officers to better respond to the growing complexity of the Group and to the demands of global competition. The model was implemented on January 19, 2015 with the appointment of Mr. Adil Mehboob-Khan as Chief Executive Officer for Markets and Mr. Massimo Vian as Chief Executive Officer for Product and Operations. On January 29, 2016, Mr. Mehboob-Khan departed from the Board of Directors and as the Group CEO for Markets and, effective February 29, 2016, from his other administrative roles with the Group. At the same time, the Board of Directors approved the assignment of responsibility for Markets, a role formerly held by Mr. Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board of Directors and majority shareholder, as Executive Chairman. Mr. Massimo Vian continued in his role as CEO for Product and Operations. Furthermore, on March 1, 2016, the Board of Directors co-opted Mr. Francesco Milleri as a Director with deputy functions with deputy and substitute powers to be exercised upon specific request and authorization of the Executive Chairman under his coordination and responsibility. Mr. Milleri was confirmed as a Director by the stockholders' meeting on April 29, 2016 and his term will expire at the time of the approval of the statutory financial statements as of and for the year ending December 31, 2017. On the same date, the Board of Directors appointed him as a Deputy Chairman confirming his deputy and substitute powers.

        Set forth below is certain information as of March 31, 2017 regarding the directors and senior management of Luxottica Group S.p.A.:

Name	Age	Senior Manager or Director(1) Since	Position

Leonardo Del Vecchio	81	1961	Executive Chairman of the Board of Directors
Luigi Francavilla	79	1968/1985	Deputy Chairman
Francesco Milleri	57	2016	Deputy Chairman
Massimo Vian	44	2005/2014	Chief Executive Officer for Product and Operations and Director
Marina Brogi	49	2015	Director
Luigi Feola	49	2015	Director
Elisabetta Magistretti	69	2012	Director
Mario Notari	52	2015	Director
Maria Pierdicchi	59	2015	Director
Karl Heinz Salzburger	60	2015	Director
Luciano Santel	60	2015	Director
Cristina Scocchia	43	2015	Director
Sandro Veronesi	57	2015	Director
Andrea Zappia	53	2015	Director
Paolo Alberti	54	2009	President Wholesale
PierGiorgio Angeli	56	2007	Group Human Resources and Internal Communications Officer
Stefano Grassi	43	2007	Chief Financial Officer
Enrico Mistron	47	1995	Corporate Business Services Officer
Alessandra Senici	49	2000	Group Investor Relations and Corporate Communications Officer
Giorgio Striano	45	2009	Chief Operating Officer

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

        All information disclosed below regarding compensation, shareholdings and incentive plans also include directors who held the office for all or part of 2016, including Mr. Adil Mehboob-Khan (whose relationship with the Company as CEO for Markets and a Director ended on January 29, 2016), and eight senior managers, each of whom held office for all or part of 2016.

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

        On July 26, 2012, the Board of Directors approved certain amendments to our By-laws as required by Italian law no. 120/2011 in order to ensure gender equality in the composition of the Board of Directors and the Board of Statutory Auditors. Please see Item 10—"Additional Information" for further details regarding the requirements set forth under the law no. 120/2011.The extraordinary stockholder's meeting held on April 29, 2016 approved the amendments proposed by the Board of Directors' to Articles 12, 19 and 30 of our By-Laws. The amended By-Laws are available on our website.

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

        A short biography of each of our Directors and executive officers is set forth below:

        Leonardo Del Vecchio is the founder of our operations and has been Chairman of the Company since its incorporation. In 2016, he became the Company's Executive Chairman with responsibility for Markets. In 1986, the President of the Republic of Italy conferred on Mr. Del Vecchio the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). In May 1995, he received an honorary degree in Business Administration from the Venice Ca' Foscari University. In 1999, he received a Master "honoris causa" in International Business from MIB-Management School in Trieste. In 2002, he received an honorary degree in Managerial Engineering from the University of Udine and, in March 2006, Mr. Del Vecchio received another honorary degree in Materials Engineering from Politecnico of Milan. Furthermore, in December 2012, Mr. Del Vecchio received from CUOA Foundation a master "honoris causa" in Business Administration. Mr. Del Vecchio is, among other directorships, Chairman of Delfin S.à r.l. and Aterno S.à r.l., Deputy Chairman of Foncière des Régions S.A. and Director of Beni Stabili S.p.A. SIIQ and GiVi Holding S.p.A.

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

        Francesco Milleri was co-opted as a Director on March 1, 2016 and elected as a Director at the Stockholders' Meeting held on April 29, 2016, and appointed by the Board of Directors as Deputy Chairman of Luxottica Group S.p.A. Mr. Milleri graduated with a degree in Law from the University of Florence in 1983 where he worked as an Assistant Professor of Political Economy from 1984 to 1986. In 1987, he earned a Master's of Business Administration from the school of management at Bocconi University in Milan, followed by two years of specialization in Corporate Finance at New York University's Stern School of Business as the recipient of Banca d'Italia's "Donato Menichella" scholarship. Mr. Milleri began his career in 1988 as a business consultant for Italian companies and multinational corporations. Mr. Milleri has over 20 years of international experience working in a variety of industries, including mechanics, consumer goods, financial institutions and pharmaceuticals. Alongside his business consulting activities, in 2000, Mr. Milleri founded and currently leads a group of companies focused on technology and digital innovation. Mr. Milleri is the Chairman of Salmoiraghi & Viganò, which is now a subsidiary of the Group.

        Massimo Vian was appointed as a Director of the Company on October 29, 2014, undertaking ad interim all managing powers until January 19, 2015, when he was appointed Chief Executive Officer for Product and Operations. Mr. Vian joined the Group in 2005 as Industrial Engineering Director. From 2007

to 2010, he served as Asia Operations Director, and he was subsequently appointed as Group Chief Operations Director. Mr. Vian holds a degree in Management Engineering from the University of Padova. Prior to joining Luxottica, he held different roles at Nacco Materials Handling, EFESO Consulting, Key Safety Systems and Momo S.r.l. Mr. Vian was Chief Executive Officer of Luxottica S.r.l. until March 31, 2017 and serves as a Director of Luxottica North America Distribution LLC., Luxottica U.S. Holdings Corp., Oakley Inc., Luxottica Retail North America Inc. and OPSM Group Pty Limited.

        Marina Brogi was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Ms. Brogi received a degree in Economics at Bocconi University in Milan in 1988. From 1993 to 1998, Ms. Brogi was Researcher of Financial Intermediaries at Bocconi University and, from 1998 to 2007, she was Associate Professor of Capital and Financial Markets at La Sapienza University in Rome. Since 2007, Ms. Brogi has been a full Professor of disclosure, governance and control in banks and insurance companies and of international banking and capital markets at La Sapienza University in Rome. Since 2011, she has also been Deputy Dean of the Faculty of Economics at La Sapienza University in Rome. Ms. Brogi is director of Salini Impregilo S.p.A. and Chairperson of the Board of Statutory Auditors of Fratelli Branca Distillerie S.r.l. and Clessidra SGR.

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

        Elisabetta Magistretti became a Director of Luxottica Group S.p.A. on April 27, 2012. She graduated from Bocconi University in Milan with a degree in Business and Economics. Ms. Magistretti is a Certified Chartered Public Accountant. She began her career at Arthur Andersen in 1972, where she became a partner in 1984. In 2001, she joined Unicredit Group as Head of the Administrative Government; from 2006 to 2009 she was responsible for the Group Internal Audit Department. From 2002 to 2009, she served on the Board of "Fondo Interbancario di Tutela dei Depositi," from 2002 to 2011, she served on the Management Board of "Organismo Italiano di Contabilità" and from 2006 to 2009, she was a member of the Supervisory Board of Unicredit S.p.A. From 2003 until early 2013, she was a Director of Unicredit Audit. From 2010 until 2012, she was a member of the Unicredit Bulbank Audit Committee and of the Supervisory Board of Zao Unicredit Russia, where she was Chairman of the Audit Committee. From 2011 to 2012, she was an independent director of Gefran S.p.A. and, from April 2011 until February 2016, she was an independent director of Pirelli & C. S.p.A. She is also member of the Board of Directors of Mediobanca S.p.A. and Smeg S.p.A.

        Mario Notari was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Mr. Notari is a full Professor of Corporate and Business Law at Bocconi University in Milan, a Director and Ph.D in Company Law at Università di Brescia and a Member and Ph.D in Business Law at Università Bocconi. He is a member of the editorial boards and scientific boards of a number of law and business journals and a member and advisor of several academic and institutional boards. Mr. Notari is the founder and a partner in ZABBAN—NOTARI—RAMPOLLA & Associati, public notaries and lawyers in Milan. Mr. Notari is a public notary and a legal advisor to industrial and financial companies, listed companies and financial institutions as well as an arbitrator in the areas of civil, corporate and financial markets law. Mr. Notari has also served as Chairman of the Board of Statutory Auditors of Kairos Investment

Management S.p.A., Kairos Partners SGR S.p.A., Kairos Julius Baer SIM S.p.A., Chairman of the Supervisory Board of Assicurazioni Generali S.p.A. and director of RCS Mediagroup S.p.A.

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

        Luciano Santel was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Mr. Santel graduated from Ca Foscari University of Venice with a degree in Business and Economics and then joined the independent auditing firms of Reconta Ernst & Young and Arthur Andersen. Mr. Santel served as Finance Director of IVG and Rossignol Group. In 1996, he was appointed as Chief Operating Officer of Retail Brand Alliance (Casual Corner Group Inc.) where he worked until 1999 when he joined Luxottica as VP Group International Development. In 2001, Mr. Santel joined Geox S.p.A. as Chief Corporate Officer until 2009, when he was appointed Chief Executive Officer of Stefanel S.p.A. In 2013, he was appointed Chief Corporate Officer of Moncler S.p.A. and was also appointed as a Director of that company in April 2016.

        Cristina Scocchia was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. Ms. Scocchia graduated from Bocconi University with a degree in Management of International Firms. She completed a PhD in Business Administration at the University of Turin. Ms. Scocchia started her career at Procter & Gamble where, since 1997, she held positions of increasing responsibility working on mature and emerging markets until she was appointed as Cosmetics International Operations Division leader in 2012. In 2013, she joined L'Oréal Italia S.p.A. and, from 2014 to 2017, she acted as its Chief Executive Officer. From 2016 to 2017, she also acted as Chairman of L'Oréal Italia S.p.A. Ms. Scocchia is a member of the Board of Directors of Valtur S.p.A. and Elica S.p.A.

        Sandro Veronesi was appointed as a Director of Luxottica Group S.p.A. on April 24, 2015. In 1983, Mr. Veronesi graduated from the University of Verona with a degree in Business and Economics. He began his career in 1984 at Golden Lady S.p.A. where he held key positions until 1996. Since 1996, Mr. Veronesi has overseen Calzedonia S.p.A., a company he founded in 1993 that owns several brands, including Intimissimi, Falconeri, Signorvino and Atelier Emé, of which he is Chairman of the Board of Directors. In 1999, Mr. Veronesi established Fondazione San Zeno. In 2009, the President of the Republic of Italy conferred on Mr. Veronesi the honor of Cavaliere dell'Ordine al "Merito del Lavoro" (Knight of the Order for Labor Merit). From 2011 until December 31, 2016, Mr. Veronesi served as a member of the Board of Directors of Banco Popolare Società Cooperativa.

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

        PierGiorgio Angeli became the Group Human Resources and Internal Communications Officer in March 2016. Mr. Angeli joined Luxottica in 2007 as the Group Operations Human Resources Director. Prior to joining the Company, Mr. Angeli held positions of increasing responsibility at Seleco S.p.A. from 1991 to 1995, Whirlpool Europe S.p.A. from 1996 to 2001, FIAMM Group S.p.A. from 2002 to 2006 and Pirelli Group S.p.A. during 2007. Mr. Angeli holds a bachelor's degree in Law from the University of Padua.

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

        Giorgio Striano was appointed Chief Operating Officer of the Company in October 2016. Mr. Striano joined the Company in 2009 and in 2010 he took over the role of Asia Operations Director, being subsequently appointed as Senior Vice President, Oakley Operations. In 2013, Mr. Striano increased his responsibilities by assuming leadership for Luxottica's optical manufacturing and lens procurement functions and, in 2014, he transitioned to lead Luxottica's manufacturing operations in Italy. Mr. Striano holds a degree in electrical engineering and a master's degree in advanced industrial marketing from INSEAD in Singapore. Prior to joining the Company, Mr. Striano gained manufacturing and general management experience at The Procter & Gamble Company and Manuli Rubber Industries.

COMPENSATION

        Set forth below is information regarding total compensation paid to the members of our Board of Directors and our Board of Statutory Auditors for services rendered to Luxottica Group S.p.A. and our subsidiaries during 2016 and remuneration to Senior Managers who held office for all or a portion of 2016 (amounts in Euros).

Compensation paid to directors, general managers, auditors and other executives with strategic responsibilities (in Euro)

								Variable non-equity compensation
														Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total

Leonardo Del Vecchio	Executive Chairman	January 1, 2016 - December 31, 2016	Approval of financial statements for 2017
(I) Compensation paid by the Company				1,100,000	(1)	—		—		—	—	—	1,100,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				1,100,000		—		—		—	—	—	1,100,000	—	—
Luigi Francavilla	Vice Chairman	January 1, 2016 - December 31, 2016	Approval of financial statements for 2017
(I) Compensation paid by the Company				158,000	(2)	—		—		—	—	—	158,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				657,060		—		—		—	—	—	657,060	—	—
(III) Total				815,060		—		—		—	—	—	815,060	—	—
Francesco Milleri	Vice Chairman	March 1, 2016 - December 31, 2016	Approval of financial statements for 2017
(I) Compensation paid by the Company				916,666	(3)	—		—		—	—	—	916,666	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				916,666		—		—		—	—	—	916,666	—	—
Massimo Vian	CEO for Product and Operations	January 1, 2016 - December 31, 2016	Approval of financial statements for 2017
(I) Compensation paid by the Company				1,100,000	(4)	—		1,100,000	(5)	—	96,372	—	2,296,372	2,801,607	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				1,100,000		—		1,100,000		—	96,372	—	2,296,372	2,801,607	—
Marina Brogi	Director	January 1, 2016 - December 31, 2016	Approval of financial statements for 2017
(I) Compensation paid by the Company				100,000		25,000	(6)	—		—	—	—	125,000	—	—
(II) Compensation paid by subsidiary or affiliate companies				—		—		—		—	—	—	—	—	—
(III) Total				100,000		25,000		—		—	—	—	125,000	—	—

									Variable non-equity compensation
														Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office		Expiration	Fixed remuneration		Compensation for Committee Participation		Bonus and other incentives	Profit participation	Non-cash benefits	Other compensation	Total

Luigi Feola	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		—		—	—	—	—	100,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		—		—	—	—	—	100,000	—	—
Elisabetta Magistretti	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		40,000	(7)	—	—	—	—	140,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		40,000		—	—	—	—	140,000	—	—
Mario Notari	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		25,000	(8)	—	—	—	—	125,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		25,000		—	—	—	—	125,000	—	—
Maria Pierdicchi	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		—		—	—	—	—	100,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		—		—	—	—	—	100,000	—	—
Karl Heinz Salzburger	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		—		—	—	—	—	100,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		—		—	—	—	—	100,000	—	—
Luciano Santel	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		35,000	(9)	—	—	—	—	135,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		35,000		—	—	—	—	135,000	—	—
Cristina Scocchia	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		35,000	(10)	—	—	—	—	135,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		35,000		—	—	—	—	135,000	—	—
Sandro Veronesi	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		—		—	—	—	—	100,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		—		—	—	—	—	100,000	—	—
Andrea Zappia	Director	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					100,000		30,000	(11)	—	—	—	—	130,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					100,000		30,000		—	—	—	—	130,000	—	—
Adil Mehboob-Khan	CEO Markets	January 1, 2016 - January 29, 2016	(5)	January 29, 2016 (departed from the Company)
(I) Compensation paid by the Company					230,879	(12)	—		—	—	4,968	—	235,847	—	7,000,000	(13)
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					230,879		—		—	—	4,968	—	235,847	—	7,000,000
Francesco Vella	Chairman of the Board of Statutory Auditors	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					105,000		—		—	—	—	—	105,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					105,000		—		—	—	—	—	105,000	—	—
Alberto Giussani	Auditor	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					70,000		—		—	—	—	—	70,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					—		—		—	—	—	—	—	—	—
(III) Total					70,000		—		—	—	—	—	70,000	—	—
Barbara Tadolini	Auditor	January 1, 2016 - December 31, 2016		Approval of financial statements for 2017
(I) Compensation paid by the Company					70,000		—		—	—	—	—	70,000	—	—
(II) Compensation paid by subsidiary or affiliate companies					1,500	(14)	—		—	—	—	—	1,500	—	—
(III) Total					71,500		—		—	—	—	—	71,500	—	—

						Variable non-equity compensation
												Fair value of equity compensation* (Estimated Potential Value)	Indemnity for termination of position
Name	Office	Term of office	Expiration	Fixed remuneration	Compensation for Committee Participation	Bonus and other incentives		Profit participation	Non-cash benefits	Other compensation	Total

Executives with strategic responsibilities (Aggregate compensation of 8 executives with strategic responsibilities of the Company)
(I) Compensation paid by the Company				3,561,811	—	4,458,650	(15)	—	144,434	—	8,230,461	6,386,159	750,000
(II) Compensation paid by subsidiary or affiliate companies				65,773	—	—		—	793	—	—	—	—
(III) Total				3,627,584	—	4,458,650		—	145,227	—	8,230,461	6,386,159	750,000

(1)
Euro 100,000 paid as a Director and Euro 1,000,000 paid as Executive Chairman of the Board of Directors.

(2)
Euro 100,000 paid as a Director and Euro 58,000 paid as Vice Chairman of the Board of Directors.

(3)
Euro 83,333 paid as a Director and Euro 833,333 paid as Vice Chairman of the Board of Directors.

(4)
Euro 100,000 paid as a Director, Euro 400,000 paid as CEO and Euro 600,000 paid as an employee.

(5)
Variable non-equity remuneration paid due to an employment contract.

(6)
Compensation paid as a member of the Human Resources Committee.

(7)
Compensation paid as the Chairwoman of the Control and Risk Committee.

(8)
Compensation paid as a member of the Human Resources Committee.

(9)
Compensation paid as a member of the Control and Risk Committee.

(10)
Compensation paid as a member of the Control and Risk Committee.

(11)
Compensation paid as the Chairman of the Human Resources Committee.

(12)
Euro 7,795 paid as a Director, Euro 54,570 paid as the CEO and Euro 168,514 paid as an employee.

(13)
Amount paid upon termination of the employment relationship: Euro 200,000 as a general novation transaction and Euro 6,800,000 as severance indemnity.

(14)
Remuneration paid as a statutory auditor, until January 21, 2016, in the subsidiary company Salmoiraghi &Viganò.

(15)
Variable non-equity compensation paid due to an employment contract.

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period.

        Aggregate compensation paid by us to our senior management (who are not directors) as a group (8 people) was approximately Euro 10.9 million in 2016, of which approximately Euro 2.7 million represented provision for termination indemnities and social security charges required by Italian law. Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period from 2013 to 2015 set forth in the 2013 Performance Share Plan, on March 1, 2016, the Board of Directors assigned 73,200 Luxottica Group shares to members of this group. The aggregate amount set aside or accrued during the year ended December 31, 2016 to provide pension and retirement benefits for our directors who are also members of our management was Euro 0.8 million. Our directors who are not members of management do not receive such benefits.

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

EMPLOYEES

        As of December 31, 2016, we employed approximately 82,282 employees worldwide, of whom approximately 41,734 were employed in the United States and Canada, approximately 19,980 were employed in Asia-Pacific, approximately 14,423 were employed in Europe, approximately 5,460 were employed in Latin America and approximately 685 were collectively employed in the Middle East and South Africa. As of such date, approximately 33,756 were employed in our manufacturing and wholesale segment, approximately 47,961 were employed in our retail segment and approximately 565 were employed in our corporate offices. Substantially all of our employees in Italy are covered by collective bargaining agreements. Other than those employees of Luxottica Retail N.A. subject to collective bargaining agreements described below, none of our employees in the United States are covered by collective bargaining agreements. We have enjoyed generally good relations with our employees.

        Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the respective national unions. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The agreement for optical workers, which is part of the national textile agreement, covers approximately 8,800 of our employees. This agreement expired on December 31, 2016 and the renewal is being negotiated. In addition to the national collective bargaining agreement for workers, we typically enter into separate local contracts with labor unions representing our employees. The local agreement with optical workers, supplementing the terms of the national textile contract, was renewed on October 30, 2015. The agreement continues to provide for new profitability targets for employee variable wages.

        Italian law provides that, upon termination of employment, employees are entitled to receive certain compulsory severance payments based on their compensation levels and length of employment. As of December 31, 2016, we had established a reserve of Euro 44.7 million for such severance payments, which is reflected in our Consolidated Financial Statements.

        Luxottica Retail N.A. is a party to the following two collective bargaining agreements as of December 31, 2016. The collective bargaining agreement with Local 108, Retail, Wholesale and Department Store Union covers approximately 5 Pearle Vision employees holding the positions of Sales Associate. The collective bargaining agreement with Local 4100 Communications Workers of America covers approximately 77 LensCrafters employees holding the positions of Eye Care Advisor, EyeWear Consultant, Optician, and Lab Technician. Luxottica Retail Canada is a party to six collective bargaining agreements as of December 31, 2016. These collective bargaining agreements, each with Local 1006A, United Food and Commercial Workers Canada, cover approximately 114 LensCrafters employees holding the positions of Lab Technician, Lead Lab Technician, Certified Technician, Eyewear Consultant, and Licensed and Student Optician.

SHARE OWNERSHIP

        Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of March 31, 2017, by each of our directors and executive officers who beneficially own in excess of 1% of our issued share capital.

Stockholder	Issuer	Shares owned as of March 31, 2017		Percentage Ownership

Leonardo Del Vecchio	Luxottica Group S.p.A.	303,609,457	(1)	62.68%

(1)
302,846,957 shares held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 487,500 shares are held by his wife.

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

Share ownership of directors, statutory auditors and senior managers during 2016

NAME	OFFICE	COMPANY'S SHARES	SHARES HELD AS OF DECEMBER 31, 2015		SHARES BOUGHT DURING 2016		SHARES SOLD DURING 2016	SHARES HELD AS OF DECEMBER 31, 2016

Leonardo Del Vecchio	Executive Chairman	Luxottica Group S.p.A.	297,980,525	(1)	5,628,932		0	303,609,457	(1bis)
Luigi Francavilla	Deputy Chairman	Luxottica Group S.p.A.	3,082,800	(2)	0		0	3,082,800	(2)
Massimo Vian	CEO for Product and Operations	Luxottica Group S.p.A.	14,073	(3)	17,500	(3bis)	8,429	23,144	(3ter)
Adil Mehboob-Khan(*)	CEO for Markets	Luxottica Group S.p.A.	5		0		0	5
Sandro Veronesi	Director since April 24, 2015	Luxottica Group S.p.A.	15,000		0		0	15,000
Key Managers employed by the Company(8)		Luxottica Group S.p.A.	3,375		73,200	(4)	65,166	11,409

(*)	Departed as CEO for Markets and Director on January 29, 2016 and from his other administrative roles on February 29, 2016.
(1)

297,218,025 shares held by Delfin S.à r.l. (a company controlled by Leonardo Del Vecchio who holds 75.00% of the share capital in usufruct with voting rights and owns directly the remaining 25.00%); 275,000 ADRs and 487,500 shares held by his wife, Nicoletta Zampillo.

(1bis)

302,846,957 shares held by Delfin S.à r.l. (a company controlled by Leonardo Del Vecchio who holds 75.00% of the share capital in usufruct with voting rights and owns directly the remaining 25.00%); 275,000 ADRs and 487,500 shares held by his wife, Nicoletta Zampillo.

(2)	Shares held in usufruct with his wife, Elisabeth Engler.
(3)	14,028 shares held by Massimo Vian; 45 shares held by his wife, Alessandra Mottes.
(3bis)	17,000 shares granted to Massimo Vian under the PSP 2013; 500 shares granted under the PSP 2013 to his wife Alessandra Mottes.
(3ter)	22,599 shares held by Massimo Vian; 545 shares held by his wife, Alessandra Mottes.
(4)	Shares granted under the PSP 2013.

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

        On September 14, 2004, our Executive Chairman and majority stockholder, Mr. Leonardo Del Vecchio, allocated shares previously held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à r.l.), a holding company of the Del Vecchio family, representing 1.98% (or 9.6 million shares) of the Company's authorized and issued share capital as of March 31, 2017, to a stock option plan for our top management at an exercise price of Euro 13.67 per share (see Note 29 to the Consolidated Financial Statements included in Item 18 of this Form 20-F). The stock options to be issued under the stock option plan vested upon the achievement of certain economic objectives as of June 30, 2006, and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination on August 30, 2014.

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

        In April 2013, an additional performance shares plan for our key managers and employees, as identified by the Board of Directors, was adopted (the "New PSP Plan"). The New PSP Plan is intended to strengthen the loyalty of our key employees and managers and to recognize their contributions to our success on a medium- to long-term basis. In addition, the plan is intended to link Company results with individual performance. The beneficiaries are granted the right to receive Units of the Company if certain financial targets set by the Board of Directors at the time of grant are achieved at the end of a specified three-year reference period. The New PSP Plan has a term of five years, during which the Board of Directors may authorize the issuance of grants to the New PSP Plan's beneficiaries. The New PSP Plan covers a maximum of 10,000,000 ordinary shares. Each annual grant will not exceed 2,500,000 Units. On April 29, 2013, the Board of Directors granted a total maximum amount of 1,281,480 Units. On April 29, 2014, the Board of Directors granted a total maximum amount of 1,205,280 Units. On May 4, 2015, the Board of Directors made an ordinary grant under the 2015 PSP Plan for a total maximum amount of 893,160 units and made an extraordinary grant under the 2015 PSP Plan for a total maximum amount of 688,800 Units.

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

        On March 1, 2017, the Board of Directors verified the achievement of EPS targets over the reference period 2014 through 2016 and granted a total of 680,449 shares to 477 beneficiaries of the 2014 PSP Plan.

        In October 2016, a new long-term incentive plan for our key managers and employees, as identified by the Board of Directors, was adopted (the "LTI Cash Plan 2016 - 2019"). The LTI Cash Plan 2016 - 2019 is intended to strengthen the loyalty of our key employees and managers and to recognize their contributions to our success on a medium- to long-term basis. In addition, the plan is intended to link the Company's operating results with individual performance. The beneficiaries are granted the right to receive a cash bonus if certain financial targets, set by the Board of Directors at the time of grant, are achieved at the end of a specified four-year reference period. On October 29, 2016, the Board of Directors granted to our CEO and other executives with strategic responsibilities a total target amount of Euro 14,800,000.

        On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the stock option grants approved in 2006 and 2007 and held options with an exercise price, considering present market conditions and the financial crisis, that was significantly higher than the market price at such time, undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which are exercisable—conditional upon the surrender of the options granted in 2006 and/or 2007—at an exercise price determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares at the time of grant of the new options. The new options vested in 2012. The May 7, 2009 extraordinary grant, which was subject to the achievement of certain Company financial performance targets vested on December 2, 2013.

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

        Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 three-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the performance options previously granted). As of December 31, 2016, 190,000 of the 825,000 options issued under the Luxottica 2001 Stock Option Plan had been forfeited, 625,000 were exercised and all remaining options were outstanding.

        The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

        At the Board of Directors meeting held on May 7, 2012, a total of 2,076,500 stock options were awarded under the 2006 Stock Option Plan to our employees and the employees of our subsidiaries. As of December 31, 2016, 321,000 of these stock options had been forfeited.

        As of December 31, 2016, the following grants were outstanding as detailed below:

	Number of options outstanding	Exercise price	Expiration date	Options held by officers and directors

2008 Grant	39,700	Euro 18.08	March 14, 2017	—
2008 PSP Grant(1)	—	—	—	—
2009 Non-U.S. Grant	24,000	Euro 13.45	May 7, 2018	—
2009 U.S. Grant	13,000	Euro 14.99	May 7, 2018	—
2009 Non-U.S. Residents Reassignment, Ordinary	43,000	Euro 13.45	May 7, 2018	—
2009 U.S. Residents Reassignment, Ordinary	10,000	Euro 15.03	March 31, 2017	—
2009 Non-U.S. Residents Reassignment, Performance Grant	214,000	Euro 13.45	May 7, 2018	—
2009 U.S. Residents Reassignment, Performance Grant	25,000	Euro 15.11	June 12, 2018	—
2010 Non-U.S. Residents Grant	78,000	Euro 20.72	April 29, 2019	—
2010 U.S. Residents Grant	33,000	Euro 21.23	April 29, 2019	—
2011 Non-U.S. Residents Grant	93,500	Euro 22.62	April 28, 2020	—
2011 U.S. Residents Grant	71,000	Euro 23.18	April 28, 2020	—
2012 Non-U.S. Residents Grant	317,000	Euro 26.94	May 7, 2021	40,000
2012 U.S. Residents Grant	129,250	Euro 28.32	May 7, 2021	—
2014 PSP Grant	1,000,260	—	—	126,600
2015 PSP Grant (ordinary)	756,240	—	—	143,400
2015 PSP Grant (extraordinary)	273,600	—	—	273,600

(1)
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

Stock options granted to directors, general managers and other executives with strategic responsibilities

			Options held at the beginning of the year			Options granted during the year						Options exercised during the year			Options expired during the year	Options held at the end of the year	Options of the year
Name	Office	Plan	Number of options	Exercise price	Exercise period (from - to)	Number of options	Exercise price	Exercise period (from - to)	Fair value on grant date (Estimated Potential Value)	Grant date	Share market price on grant date	Number of options	Exercise price	Share market price on exercise date	Number of options	Number of options	Fair value** (Estimated Potential Value)

Executives with strategic responsibilities (Aggregate amounts for 8 executives with strategic responsibilities employed by the Company)
		2012 non-US Stock Option Plan (BOD resolution May 7, 2012)	40,000	Euro 26.94	May 7, 2015 - May 7, 2021	—	—	—	—	—	—	—	—	—	—	40,000	—

**
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period

Incentive plans awarding financial instruments (other than stock options) to directors, general managers and other executives with strategic responsibilities

			Financial instruments granted in previous years and not vested during the year		Financial instruments granted during the year					Financial instruments vested during the year and not assigned	Financial instruments vested during the year and assignable		Financial instruments of the year
Name	Office	Plan	Number and kind of financial instruments	Vesting period	Number and kind of financial instruments	Fair value on grant date (Estimated potential value)	Vesting period	Grant date	Market price on grant date	Number and kind of financial instruments	Number and kind of financial instruments	Value on maturity date	Fair value* (Estimated potential value)

Massimo Vian	CEO Product and Operations	2013 PSP Plan (BOD resolution April 29, 2013)	20,400	April 29, 2013 - December 31, 2015	—	—	—	—	—	3,400	17,000	Euro 833,850	—
		2014 PSP Plan (BOD resolution April 29, 2014)	22,800	April 29, 2014 - December 31, 2016	—	—	—	—	—	—	—	—	Euro 296,628
		2015 PSP Plan (BOD resolution May 4, 2015)	134,400	May 4, 2015 - December 31, 2017	—	—	—	—	—	—	—	—	Euro 2,579,136
Executives with strategic responsibilities		2013 PSP Plan (BOD resolution April 29, 2013)	87,840	April 29, 2013 - December 31, 2015	—	—	—	—	—	14,640	73,200	—	—
(Aggregate amounts for 8 executives with strategic		2014 PSP Plan (BOD resolution April 29, 2014)	103,800	April 29, 2014 - December 31, 2016	—	—	—	—	—	—	—	Euro 3,590,460	Euro 1,350,438
responsibilities employed by the Company)		2015 PSP Plan (BOD resolution May 4, 2015)	282,600	May 4, 2015 - December 31, 2017	—	—	—	—	—	—	—	—	Euro 5,423,094
Total			651,840	—	—	—	—	—	—	18,040	90,200	Euro 4,424,310	Euro 9,649,296

*
The amounts reflected are equal to the proportionate share of the securities' fair value, calculated through actuarial techniques, spread over the relevant vesting period

        The shares underlying the units that will be assigned without consideration may vary according to the degree to which the EPS targets set forth by the Board of Directors have been achieved. At the end of the respective three-year reference period, the Board of Directors will evaluate the achievement of certain financial performance targets established by the Board of Directors for the purposes of the Performance Shares Plan.

Cash incentive plans for directors, general managers and other executives with strategic responsibilities (in Euro)

			2016 Bonus			Previous years bonuses			Other bonuses
Name	Office	Plan	Payable/ paid	Deferred	Term of deferral	Non payable	Payable/ paid	Deferred

Massimo Vian	CEO Product and Operations	MBO 2016	1,100,000	—	—	—	—	—	—
		LTI Cash Plan 2016 - 2019		3,900,000	October 24, 2016 - December 31, 2019
Executives with strategic responsibilities (Aggregate amounts for 8 executives with strategic responsibilities employed by the Company)		MBO 2016	4,458,650	—	—	—	—	—	—
		LTI Cash Plan 2016 - 2019		10,900,000	October 24, 2016 - December 31, 2019
(III) Total			5,558,650	14,800,000	—	—	—	—	—

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR STOCKHOLDERS

        The following table sets forth, as of March 31, 2017, the beneficial ownership of ordinary shares by each person beneficially owning 3% or more of the issued share capital (including ordinary shares represented by ADSs) known to us based on their most recent public filings or communications with us.

Identity of person or group	Amount of shares owned		Percent of class

Leonardo Del Vecchio	303,609,457	(1)	62.68%
Giorgio Armani	22,724,000	(2)	4.69%

(1)
302,846,957 shares (62.52%) held of record by Delfin S.à r.l., an entity established and controlled by Mr. Del Vecchio. Mr. Del Vecchio holds voting and investment power over the shares held by such entity; 275,000 ADRs and 487,500 shares are held by his wife.

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

        Mr. Del Vecchio is our controlling stockholder and serves as Executive Chairman of our Board of Directors. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.

        As of March 31, 2017, approximately 5.74% of our ordinary shares were held in the form of ADSs by approximately 43,762 record holders.

        To the best of our knowledge, to date there are no arrangements that may result in a change of control of Luxottica Group S.p.A. other than the proposed Combination. For a description of the Combination, see Item 3—"Key Information—Announced Combination with Essilor."

RELATED PARTY TRANSACTIONS

  License Agreements

        We have a worldwide exclusive license agreement to manufacture and distribute ophthalmic products under the Brooks Brothers name. The Brooks Brothers trade name is owned by Brooks Brothers Group, Inc. which is controlled by Claudio Del Vecchio, a son of our Executive Chairman and majority stockholder. The license expired on December 31, 2015 and was renewed until December 31, 2019. Royalties paid to Brooks Brothers Group, Inc. under such agreement were Euro 0.9 million, Euro 0.9 million and Euro 0.8 million in the years ended December 31, 2016, 2015 and 2014, respectively.

        Management believes that the terms of this license agreement are fair to the Company.

  Service Revenues

        During the years ended December 31, 2015 and 2014, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million in each year. Management believes that the compensation received for these services was fair to the Company.

  Lease of Office Building

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan, Italy. The lease is for a period of seven years and five months and may be renewed for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which is a related party of Delfin S.à r.l., an entity that is controlled by the Company's Executive Chairman, Leonardo Del Vecchio. In accordance with the procedure on related parties adopted by the Company and CONSOB regulation n. 17221/2010 and in light of the lease value, the agreement qualifies as a minor transaction with related parties. On March 31, 2014, the Risk and Control Committee, which is composed solely of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into the lease as well as on the convenience and fairness of the related conditions. The Company incurred lease expenses of Euro 4.7 million in 2016, Euro 3.8 million in 2015 and Euro 2.0 million in 2014.

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

  Delfin Share Award

        On May 4, 2015, the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Executive Chairman and founder, Mr. Leonardo Del Vecchio. This share award is a gift from the founder. An aggregate amount of 119,755 Luxottica Group treasury shares, with a total value of Euro 7.4 million, was granted on October 12, 2015 and accounted for in accordance with IFRS 2. Delfin S.à r.l. has reimbursed the Company for the value of this share grant.

  Technology Advisory Arrangements

        On March 1, 2016, Mr. Francesco Milleri was appointed as a Director with Deputy Functions of the Company. In 2016, 2015 and 2014, the Company and certain of its subsidiaries entered into transactions with entities owned or controlled by Mr. Milleri primarily related to the implementation of the Group's updated IT platform. Amounts related to these transactions were Euro 11.9 million, Euro 16.5 million and Euro 4.9 million for 2016, 2015 and 2014, respectively. In 2016, the Company also negotiated a two-year master agreement with the companies owned or controlled by Mr. Milleri for services related to the Group's IT platform with a total value of approximately Euro 20 million.

  Joint Venture Arrangement

        In 2010, Luxottica and Essilor formed a long-term joint venture for the Australian and New Zealand markets. This alliance (which is majority controlled by Essilor) manages Eyebiz Laboratories Pty. Ltd., which provides lens manufacturing and finished lenses for Australia and New Zealand. This joint venture invested in a state-of-the-art facility in Thailand capable of providing 24-hour production seven days a week.

        Details on transactions with Eyebiz Laboratories Pty. Ltd as well as other related-party agreements can be found in Note 30 to the Consolidated Financial Statements included in Item 18 of this Form 20-F.

ITEM 8.    FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        See Item 18—"Financial Statements."

LEGAL PROCEEDINGS

  French Competition Authority Investigation

        Luxottica's French subsidiaries, Luxottica France S.A.S.U., Alain Mikli International S.A.S.U. and Mikli Diffusion France S.A.S.U. (collectively, the "French Subsidiaries"), together with other major competitors in the French eyewear industry, have been the subject of an investigation conducted by the French Competition Authority (the "FCA") relating to pricing and sales practices in the industry. In May 2015, the Company and the French Subsidiaries received a statement of objections from the FCA (the "Statement of Objections"). The Statement of Objections contained the FCA's preliminary position on alleged anti-competitive practices and did not prejudice its final decision.

        In August 2015, the Company and the French Subsidiaries filed detailed responses to the Statement of Objections. During 2016, the FCA requested additional information, as it is typical in this kind of proceeding. In July 2016, the FCA issued a report (the "Report") responding to the observations submitted by the companies involved in the investigation. In October 2016, Luxottica filed its statement of defense responding to the FCA's Report. Following such filing, a final hearing was held on December 15, 2016. On February 24, 2017, Luxottica was notified of the FCA's decision in connection with the proceeding. The FCA concluded that there was insufficient evidence to confirm the anti-competitive practices alleged in the Report and referred the case back to FCA's investigation services department for further review and possibly the issuance of a supplementary statement of objections. No fines or sanctions were imposed in connection with the FCA's ruling.

        Given the current status of this investigation, the Company, together with its external legal advisors, has assessed the risk of the potential liability to be not probable and concluded that it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on the Company's results of operations and financial condition.

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

	New York Stock Exchange		Milan Stock Exchange
	(in U.S. $)		(in Euro)
	High	Low	High	Low

2012	41.73	27.52	31.70	21.76
2013	55.70	41.93	42.65	31.91
2014	58.73	45.34	45.50	35.70
2015
First Quarter	64.00	53.36	60.00	44.91
Second Quarter	69.83	63.25	62.60	56.20
Third Quarter	73.95	64.14	67.45	55.60
Fourth Quarter	72.49	63.22	64.55	57.85
Year 2015	73.95	53.36	67.45	44.91
2016
First Quarter	63.85	53.12	58.85	48.50
Second Quarter	56.68	48.78	49.91	43.64
Third Quarter	50.17	47.12	45.35	42.30
Fourth Quarter	54.24	45.01	52.10	40.55
November 2016	53.00	49.39	49.64	44.62
December 2016	54.24	52.76	52.10	49.47
Year 2016	63.85	45.01	58.85	40.55
2017
January 2017	56.73	50.03	53.65	47.26
February 2017	54.15	51.90	50.45	48.60
March 2017	55.89	51.79	51.75	49.10
April 2017 (through April 24)	57.42	53.76	53.00	50.60

        The high and low closing prices of the ADSs on the NYSE for the first quarter of 2017 were U.S. $56.73 and U.S. $50.03, respectively. The high and low closing prices of the ordinary shares on the Milan Stock Exchange for the first quarter of 2017 were Euro 53.65 and Euro 47.26, respectively.

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

RIGHTS ATTACHING TO ORDINARY SHARES

Dividends

        We are required to pay an annual dividend on the ordinary shares if approved by a majority of stockholders at the ordinary meeting that must be held within the time specified by the law in force from time to time. Before dividends may be paid with respect to the results of any year in compliance with Italian law, an amount equal to 5% of our net income for such year must be set aside to the legal reserve until this reserve, including amounts set aside during prior years, is equal to at least one-fifth of the nominal value of our issued share capital. Dividends can only be distributed out of realized profits, resulting from regularly approved financial statements. In cases where losses have reduced the Company's share capital, dividends cannot be distributed until the share capital has been restored or reduced accordingly. See Item 3—"Key Information—Dividends."

        Future determinations as to dividends will depend upon, among other things, our earnings, financial position and capital requirements, applicable legal restrictions and such other factors as the Board of Directors and stockholders may determine or acknowledge. Dividends are usually paid in accordance with the dates set annually by Borsa Italiana S.p.A. Dividends which are not collected within five years from the date on which they become payable are forfeited in favor of the Company. Dividends are paid to those persons who hold the ordinary shares through an intermediary on a dividend payment date declared at the stockholders' meeting. The intermediary, upon request by the stockholder, issues a certified statement of account allowing the stockholder to collect the dividends.

        If the net income is not distributed as dividends and an appropriate reserve is consequently created, the stockholders can adopt a resolution, at an extraordinary meeting, to convert such reserve into capital. In this case, the shares resulting from the increase are attributable to the stockholders without additional consideration in proportion to their ownership before the increase.

Notification of the Acquisition of Shares and Voting Rights

        Pursuant to Italian securities law and CONSOB implementing regulations thereof, any person acquiring any interest in excess of 3% in the voting shares (or in the overall number of exercisable voting rights, in case the company has issued shares granting more than one vote each, which are referred to as "loyalty shares") of a listed company must give notice to CONSOB and the company whose shares are acquired. In case the interest is acquired in a "small or medium size company," the above threshold is increased to 5%. Small and medium size companies are those: (i) whose total revenues, even before the listing, are below Euro 300,000,000; or (ii) whose market capitalization is below Euro 500,000,000. If both thresholds are crossed for three consecutive years, the relevant company cannot be considered a small or medium size company. In order to protect investors and the efficiency and transparency of the capital markets, CONSOB may impose, for a limited period of time, a lower threshold in case of a company with an elevated current market value and a particularly widely held stock. The voting rights attributable to the shares in respect of which notification has not been made shall not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been passed in the absence of such votes.

        The following additional disclosure obligations apply:

  i.
  a person is obligated to notify CONSOB and the listed company whose shares are acquired or disposed of whenever its shareholding represented by shares exceeds or falls below 3% (if the relevant company is not a "small or medium size company"), 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6% or 90% of the listed company's voting share capital. For the purpose of calculating this shareholding, the following shall be taken into consideration: (a) shares owned by any person, irrespective of whether the relative voting rights are exercisable by such person or by a third party or are suspended; and (b) shares that are not owned by such person, but for which it can exercise voting rights (e.g. as depositary having discretionary power to exercise voting rights);

  ii.
  a person must notify CONSOB and the relevant listed company whenever its shareholding represented by "financial instruments" exceeds or falls below the following percentage thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 50% and 66.6%. The shareholding represented by "financial instruments" corresponds to the sum of: (a) any "potential holding" (i.e. financial instruments that, pursuant to a binding agreement, grant the right to acquire underlying shares on the holder's own initiative and through a physical settlement); and (b) any "other long position" in derivatives, irrespective of whether such instrument provides for a cash or physical settlement;

  iii.
  a person must also notify CONSOB and the relevant listed company whenever its "aggregate shareholding" (i.e. the sum of its shareholding represented by shares and its shareholding represented by "financial instruments") exceeds or falls below the following percentage thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 50% or 66.6%.

Except in certain circumstances, for the purposes of the disclosure obligations referred to above, shares or other financial instruments held through (or shares the voting rights of which are exercisable by) subsidiaries, fiduciaries or intermediaries shall be taken into consideration.

        Notification should be made (except in certain circumstances) promptly and, in any case, within four trading days from the date on which the obliged person is aware of the relevant transaction (irrespective of the settlement date); such knowledge is presumed to be gained on the date the transaction is entered into or, in any case, no later than two trading days thereafter. In the case of "loyalty shares," disclosure of the significant shareholding—pursuant to the above—shall be given promptly or, in any case, within four trading days following the periodic disclosure given by the relevant issuer on the overall number of exercisable voting rights.

        Disclosure obligations also apply to listed companies whenever they hold, directly or through subsidiaries, their own shares and whenever their holdings exceed or fall below the relevant thresholds.

        Cross ownership between listed companies may not exceed 3% of their respective voting shares, or 5% in case of "small or medium size companies". If the relevant threshold is exceeded, the company that is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of twelve months. If the company does not sell the excess shares within twelve months, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the later company to exceed the threshold, subject to any different agreement between the two companies, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned. The 3% and 5% limits for cross ownership are increased, respectively, to 5% and 10% on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary stockholders' meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 3% (or 5% in the case of a "small or medium size company") of a listed company's share capital, such listed company or the party which controls the listed company may not purchase an interest above the abovementioned thresholds in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain who the later party to exceed the limit is, the limitation on voting rights will, subject to a different agreement between the two parties, apply to both. Any stockholders' resolution taken in violation of the limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer to buy or exchange at least 60% of the company's shares.

        The validity of any agreement regarding the exercise of the voting rights attached to shares of a listed company or of its parent company is subject to the notification of such agreement to CONSOB and to the relevant issuer, the publication of a summary of such agreement in the press and the filing of the agreement with the Register of Enterprises within five days of the date of the agreement. These disclosure obligations shall not apply to agreements regarding shareholdings representing less than 3% of the voting shares of the listed company (or 5% in the case of a "small or medium size company"). Failure to comply with the foregoing requirements will render the agreement null and void and the voting rights of the relative shares cannot be exercised. Any stockholders' resolution taken in violation of such limitation on voting rights may be annulled by the relevant court if the resolution would not have been passed in the absence of such votes.

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

        Any agreement of the nature described above can have a legal maximum term of three years (and may be renewed for an additional three-year term at its expiration) and if executed for a longer term shall otherwise expire three years after its execution. Any such agreement executed for an unlimited term can be terminated by a party upon six months' prior notice. In the case of a public tender offer, stockholders who intend to participate in the tender offer may withdraw from the agreement without notice. CONSOB Regulation 11971/99 contains provisions that govern the method and content of the notification and publication of the agreements as well as any subsequent amendments thereto.

        Those holding an interest in a listed company below the general disclosure thresholds of 3% (or 5% in the case of a "small or medium size company") and being parties to a shareholders' agreement that: (i) provides for prior consultation for the exercise of voting rights in the listed company or its controlling company; or (ii) relates to the exercise (including joint exercise) of a dominant influence over the company, shall nonetheless disclose the shareholdings represented by shares and held by same and by the other parties to such shareholders' agreement whenever such shareholdings exceed: 5%, 10%, 15%, 20%, 25%, 30%, 50% and 66.6%.

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

  General Meetings

        Meetings of the stockholders may be held at our executive offices in Italy, in any country in the European Union or in the United States, following publication of notice of the meeting, including the agenda, on the Company's website and, if required by law, in the form of an excerpt in one or more of the following daily newspapers: "Il Sole 24Ore," "Corriere della Sera" or "la Repubblica", at least 30 days before the date fixed for the meeting. The notice shall contain a list of the subject matters to be dealt with at the meeting, a description of the procedures to be complied with in order to attend, and vote in, such meeting, and the deadline to submit questions to the Board or to ask for additions to the agenda. Within the same time period, the Board of Directors shall also publish (i) reports describing the subject matters to be dealt with at the meeting, by making them available at the company's registered office, on its website and through any other means specified by CONSOB (ii) all of the documents that will be submitted to the stockholders during the meeting and (iii) the forms that stockholders may use for the appointment of proxies and information about the company's share capital, by making these materials available on the company's website.

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

        Ordinary stockholders' meetings of Luxottica Group S.p.A. can be convened only in one call and there are no minimum quorum requirements. Resolutions may be adopted by a simple majority of ordinary shares represented at such meeting. To the extent provided by law, within ten days from the publication of the agenda, stockholders who represent at least 1/40th of the share capital may request a supplement of the agenda, indicating the additional subject matters such stockholders wish to be dealt with at the meeting or submitting different voting proposals with respect to items already included on the agenda. Within the same time period, the stockholders requesting the supplement of the agenda shall prepare and deliver to the Board of Directors a report on the additional matters to be discussed. Stockholders may not request to supplement the agenda with items that require resolution by the General Meeting on the basis of a proposal or a report by the board (e.g. with respect to the approval of the yearly financial statements and the approval of capital increases or mergers).

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

        Each list shall contain, and expressly name within the first seven candidates named in the list, at least one 147-ter Independent Director, and if the list is composed of more than seven candidates, such list shall contain and expressly name a second 147-ter Independent Director. If appropriate, each list may also expressly name directors having the requirements of independence, as provided for by the codes of conduct established by companies managing regulated markets or industry associations.

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

        Pursuant to Decree no. 58/98, the by-laws of listed companies shall provide that at least one-third of the directors belong to the less-represented gender (for the first board of directors appointed following August 2012—including with respect to the board of directors of Luxottica Group S.p.A., which was appointed in 2015—the minimum threshold set forth by the law was temporarily reduced to one-fifth). For this reason, the By-laws of Luxottica Group S.p.A. provide for mechanisms to comply with the requirements for gender equality. In particular, the By-laws provide that, in case the threshold is not complied with at the end of the voting procedure, the last candidate appointed from the Majority List shall be replaced by the first non-appointed candidate of the same list belonging to the less-represented gender, in order starting from the bottom of the Majority List. Should this substitution not be enough to comply with the abovementioned threshold, the stockholders' meeting shall appoint a number of Directors belonging to the less-represented gender, in substitution for the last candidates appointed by the Majority List and belonging to the more-represented gender, so as to reach the abovementioned threshold.

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

        A stockholder cannot submit and vote for more than one list, including through third parties or by means of trust companies. Stockholders belonging to the same group and stockholders signing a stockholders' agreement regarding the shares of the listed company shall not present or vote for more than one list including through third parties or by means of trust companies. Each candidate shall be included only in one list subject to ineligibility.

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

Option Rights

        Pursuant to Italian law, holders of ordinary shares are entitled to subscribe for issuances of shares, debentures convertible into shares, and rights to subscribe for shares in proportion to their holdings, unless such option rights are waived or limited by a stockholders' resolution and such waiver or limitation is in the interest of Luxottica Group S.p.A. Particular Italian regulations set forth the procedures to be followed by Italian listed companies in such circumstances.

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

Purchase of Shares by Luxottica Group S.p.A.

        We and our subsidiaries may purchase up to an aggregate of 1/5th of our ordinary shares, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by stockholders. Shares may only be purchased out of profits available for dividends and distributable reserves as appearing in the latest stockholder-approved unconsolidated financial statements. Further, we may only repurchase fully paid shares. As long as such shares are owned by us, they would not be entitled to dividends nor to subscribe for new ordinary shares in the case of capital increases; such rights would be proportionately attributed to the other stockholders and the voting rights attached to the treasury shares would be suspended. A corresponding reserve must be created in our balance sheet that is not available for distribution. Decree no. 58/98 provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiary must take place by way of a public offer or on the market in a manner agreed with Borsa Italiana S.p.A. that must ensure the equality of treatment among stockholders, subject to certain limitations. The foregoing does not apply to shares being purchased by a listed company from its employees or employees of its parent company or of subsidiaries under certain circumstances.

        See Item 16E—"Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

Minority Stockholders' Rights

        Absent, abstaining or dissenting stockholders (representing 1/1000th of the share capital of the Company) may, within 90 days, ask a court to annul stockholders' resolutions taken in violation of applicable laws or our By- laws. Any stockholder may bring to the attention of the Board of Statutory Auditors facts or acts that are deemed wrongful. If the stockholder (or stockholders) that has submitted the complaint to the Board of Statutory Auditors represents more than 1/50th of our share capital, the Board of Statutory Auditors must investigate without delay and report its findings and recommendations at the stockholders' meeting.

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

Shares

        Deutsche Bank Trust Company Americas will, unless otherwise requested by us, distribute new ADRs representing any shares we may distribute as a dividend or free distribution. Deutsche Bank Trust Company Americas will only distribute whole ADRs. It will sell shares that would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with dividends or distributions of cash. If Deutsche Bank Trust Company Americas does not distribute additional ADRs, each ADR will also represent the additional deposited shares.

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

MATERIAL CONTRACTS

        The contracts described below have been entered into by Luxottica Group S.p.A. and/or its subsidiaries since April 30, 2015 and, as of the date of this Form 20-F, contain provisions under which we or one or more of our subsidiaries have an obligation or entitlement that are or may be material to us. This discussion is not complete and should be read in conjunction with the agreements described below, each of which has been filed with the SEC as an exhibit to this Form 20-F.

Contracts Relating to the Company's Indebtedness

        On March 10, 2017, the Company entered into two Euro 250 million term facility agreements, each of which is guaranteed by our subsidiary, U.S. Holdings. One of the facilities is with Banca IMI S.p.A. as mandated lead arranger and Intesa Sanpaolo S.p.A. as original lender. The other is with Natixis S.A.—Milan Branch as both mandated lead arranger and original lender. The final maturity of each term facility is March 10, 2022. As of March 31, 2017, an aggregate of Euro 500 million was borrowed under these credit facilities.

        On the term loans interest accrues at EURIBOR (as defined in the respective agreements) plus an average margin of 0.70% and 0.62% for the IMI/Intesa Facility and the Natixis Facility, respectively.

        During the first quarter of 2017, we entered into two interest rate swap transactions with an aggregate notional amount of Euro 500 million with Intesa Sanpaolo S.p.A. and Natixis S.A.—Milan Branch. The swaps were entered into as cash flow hedges. Each of the swaps exchanges the floating rate of EURIBOR for an average fixed rate of 0.1185% per annum.

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

        Individuals, non-profit entities and certain partnerships that are resident in Italy for tax purposes and hold or beneficially own investments abroad or foreign financial assets are required to disclose on their annual tax declarations all investments held or beneficially owned outside of Italy and foreign financial assets held or beneficially owned during each taxable period through which income taxable in Italy may be derived. The same disclosure shall also be made in case, during the considered taxable period, the foreign investments have been completely disposed of. No such disclosure is required in respect of securities deposited for management with qualified Italian financial intermediaries and in respect of contracts entered into through their intervention, provided that the items of income derived from such foreign financial assets and contracts are collected through the intervention of the same intermediaries and such intermediaries apply withholding or substitute tax thereon. In addition, no disclosure is required for bank deposits and accounts of amounts not exceeding Euro 15,000 in the tax period. Corporations and commercial partnerships that reside in Italy are exempt from such disclosure requirements with respect to their annual tax declarations because this information is required to be disclosed in their financial statements.

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

        The currently applicable Italian legislation provides for the application of a reduced 1.20% withholding tax or substitute tax on dividends paid by an Italian corporation to non-resident beneficiary entities (i) subject to corporate taxation and (ii) resident in an EU Member State or in other states (excluding the United States) which adhere to the "Accordo sullo spazio economico europeo," which are included in an ad hoc "white list." At the date hereof, reference is to be made to the "white list" provided by Ministerial decree dated September 4, 1996 (as subsequently amended and supplemented), which reports the list of countries allowing an adequate exchange of information with the Italian tax authority.

        The currently applicable Italian domestic legislation provides for the application of a reduced 11% withholding tax or substitute tax on dividends paid by an Italian corporation to non-Italian resident pension funds established in an EU Member State or in other countries (excluding the United States) which adhere to the "Accordo sullo Spazio Economico Europeo," which are included in the above-mentioned "white list" of countries allowing an adequate exchange of information with the Italian tax authority. Under certain circumstances and upon satisfaction of certain procedural requirements, dividends paid to said pension funds by an Italian corporation may be exempt from withholding or substitute tax in Italy.

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

        A non-Italian resident beneficial owner of ordinary shares or ADSs can obtain application of substitute tax on dividends of Italian source at a reduced rate of 1.20% or 11% or at nil rate, as applicable, from the intermediary with which the shares are deposited by promptly submitting ad hoc request, together with proper documentation attesting to the residence and status of the beneficial owner (including a certificate of tax residence from the competent foreign tax authorities) and to the fulfillment of the requirements provided for the application of the relevant beneficial treatment.

        As an alternative to the application of the more favorable treaty rate of substitute tax on dividends or where an income tax treaty does not apply, and except for entities that benefit from the above-mentioned 1.20% or 11% substitute tax, under domestic Italian law non-resident stockholders can claim a refund of an amount up to 11/26ths of the 26% substitute tax on dividend income from Italian tax authorities provided that (i) they implement an ad hoc refund procedure in accordance with the terms and conditions established by law, and (ii) they provide evidence that this dividend income was subject to income tax in their country of residence in an amount at least equal to the total refund claimed. Beneficial owners of ordinary shares or ADSs should contact their tax advisors concerning the possible availability of these refunds, the payment of which is normally subject to extensive delays.

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

        Tax on Capital Gains.    Upon disposal of ordinary shares or ADSs of an Italian resident corporation, capital gains realized by non-Italian resident individuals and foreign corporations without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected may be subject to taxation in Italy. However, the tax regime depends on whether the interest (ordinary shares, ADSs and/or rights) disposed of is "qualified" or "non-qualified." The disposal of a "qualified" shareholding in a corporation the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) is defined to occur when a stockholder (i) owns shares, ADSs and/or rights through which shares may be acquired representing in the aggregate more than 5% of the share capital or 2% of the shares with voting rights at an ordinary stockholders' meeting of the corporation and (ii) in any twelve-month period following the date the ownership test under (i) is met, such stockholder engages in the disposal of shares, ADSs and/or of rights through which shares may be acquired that individually or in the aggregate exceed the percentages indicated under (i) above. Capital gains realized by non-Italian resident stockholders upon disposal of a "non-qualified" shareholding, are in principle subject in Italy to a capital gain tax ("CGT") at 26%. However, an exemption from CGT is provided for gains realized by non-Italian resident stockholders without a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected on the disposal of "non-qualified" shareholdings in Italian resident corporations the stock of which is listed on a regulated market (such as Luxottica Group S.p.A.) even when such shareholdings are held in Italy. Non-Italian residents who dispose of shares or ADSs may be required to timely provide a self-declaration that they are not resident in Italy for tax purposes, in order to benefit from this exemption, in the case that the "risparmio amministrato" (non-discretionary investment portfolio) or "risparmio gestito" (discretionary investment portfolio) regime, respectively, provided for by articles 6 and 7 of Italian legislative decree November 21, 1997, no. 461 applies to them. Upon disposal of a "qualified" shareholding, non-Italian resident stockholders are in principle subject to Italian ordinary taxation on a portion of the capital gain realized, at the date hereof established in an amount equal to 49.72% (pursuant to law 28 December 2015, No. 208, such percentage is however proposed to be redetermined by Ministerial Decree in connection with the reduction of Italian Corporate Income Tax from 27.5% to 24.0% that is effective starting from January 1, 2017).

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

        Stamp duty.    Pursuant to Article 19(1) of Decree No. 201 of December 6, 2011, a proportional stamp duty applies on an annual basis to any periodic reporting communications, which may be sent by an Italian financial intermediary to a holder of securities deposited with such financial intermediary. The stamp duty applies at a rate of 0.2 per cent and for taxpayers other than individuals cannot exceed Euro 14,000 per year. In the absence of specific guidelines, the stamp duty may apply both to Italian resident and non-Italian resident security holders, to the extent that securities are held with an Italian-based financial intermediary.

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

United States Federal Taxation

        For purposes of this section, a U.S. holder is an individual or entity that is a beneficial owner of shares or ADSs and is:

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

        Taxation of Capital Gains.    If a U.S. holder sells or otherwise disposes of ordinary shares or ADSs and such shares constitute a capital asset in the hands of the U.S. holder, such holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the tax basis, determined in U.S. dollars, in the ordinary shares or ADSs. The deductibility of capital losses is subject to limitations. Capital gain of a non-corporate U.S. holder, recognized in taxable years that begin before January 1, 2013, is generally taxed at a maximum rate of 15% for property held more than one year. For taxable years beginning on or after January 1, 2013, the maximum tax rate for long-term capital gains is 20% for a non-corporate U.S. holder with taxable income exceeding $400,000 ($450,000 for married individuals filing a joint return). Additionally, gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

        Medicare Tax on Unearned Income.    Legislation enacted in 2010 requires certain U.S. holders that are individuals, estates or trusts to pay a 3.8% Medicare contribution tax on, among other things, dividends on, and capital gains from the sale or other taxable disposition of, ordinary shares or ADSs for taxable years beginning after December 31, 2012.

        Passive Foreign Investment Company Considerations.    A corporation organized outside the U.S. generally will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which either (a) at least 75% of its gross income is "passive income," or (b) the average percentage of the gross value of its assets that produce "passive income" or are held for the production of passive income is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Under a special "look-through" rule, in determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Based on our audited financial statements, we strongly believe that we are not a PFIC for U.S. federal income tax purposes for 2016. Based on our audited financial statements and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not expect to become a PFIC for U.S. federal income tax purposes for future years. Nonetheless, given that our PFIC status will be determined by reference to the assets and income tests applied annually, with the assets test being applied by reference to the average of the fair market value of our assets at the end of each quarter, and the income test being applied by reference to our income at the end of the taxable year, we cannot provide complete assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. If we are classified as a PFIC in any year that a U.S. holder is a stockholder, we generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above. If we are classified as a PFIC in any year, certain materially adverse consequences could result for U.S. holders of ordinary shares or ADSs. Such adverse consequences could, however, be materially lessened if the U.S. holders timely file either a qualified electing fund or a mark-to-market election. In addition, if we were classified as a PFIC, in a taxable year in which we pay a dividend or the prior taxable year, we would not be a qualified foreign corporation (as described in "—Taxation of Dividends"), and our dividends would not be eligible for the reduced U.S. income tax rate applicable to qualified dividends.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

        At December 31, 2016, we did not have any material instruments subject to interest rate sensitivity.

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

        Economic Risk.    A strengthening of the Euro relative to other currencies in which we receive revenues could negatively impact the demand for our products manufactured in Italy and/or reduce our gross margins. However, our Oakley manufacturing facility in the United States offsets the reduced margins of our Italy-manufactured products. We expect that the weakening of the Euro will have the reverse effect. In addition, to the extent that our receivables and payables are denominated in different currencies, exchange rate fluctuations could further impact our reported results of operations. However, our production cycles are relatively short and our receivables and payables are generally short-term in nature. As a result, we do not believe that we currently have significant exposure in this area. We will, if we believe it is necessary, enter into foreign exchange contracts to hedge certain of these transactions, which could include sales, receivables and/or payables balances.

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

        From time to time, we use derivative financial instruments, principally currency forward agreements, as part of our risk management policy to reduce our exposure to market risks from changes in foreign exchange rates. As of December 31, 2016, we had several currency forward derivatives and we may enter into other foreign exchange derivative financial instruments when we assess that the risk can be hedged effectively.

  Translation Risk.

        A substantial portion of revenues and costs are denominated in various currencies other than Euro. The following table provides information about our revenues and costs denominated in various currencies for the years ended December 31, 2016 and 2015, and is not meant to be a tabular disclosure of market risk:

2016	U.S. Dollars	Euro	Other	Total

Revenues	55.7%	15.1%	29.2%	100.0%
Costs and operating expenses	51.7%	20.9%	27.4%	100.0%

	U.S. Dollars
2015		Euro	Other	Total

Revenues	55.1%	16.6%	28.3%	100.0%
Costs and operating expenses	51.5%	21.7%	26.8%	100.0%

        Because a large portion of our revenues and expenses are denominated in U.S. dollars, translation risk resulting from fluctuations in the exchange rate between the U.S. dollar and the Euro, our reporting currency, could have a material effect on our reported financial position and results of operations. The effect of a 10% weakening of the U.S. dollar against the Euro as compared to the actual 2016 and 2015 average exchange rate between the U.S. dollar and Euro would have been a decrease in income before taxes of Euro 104.0 million and Euro 99.4 million, respectively. In addition, a significant change in the mix of revenues or expenses between or among geographic or operating segments could increase or decrease our exposure to other currency exchange rate fluctuations. We will continue to monitor our exposure to exchange rate fluctuations and enter into hedging arrangements if and to the extent we believe it to be appropriate.

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

        Since January 1, 2016, we received the following direct and indirect payments from Deutsche Bank Trust Company Americas in the aggregate amount of U.S. $84,068.96 for expenses relating to the ADR program, including NYSE listing fees in relation to the listing of the ADRs and expenses related to road shows. We also have an agreement with the Depositary that it will waive certain of its fees for standard costs associated with the administration of the ADR program.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that we furnish or file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officers and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officers and our principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based upon that evaluation, our principal executive officers and our principal financial officer have concluded that, as of December 31, 2016, our disclosure controls and procedures are effective.

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

        Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

        The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by our independent registered public accounting firm, PricewaterhouseCoopers S.p.A., as stated in their report, which appears in Item 18 of this Form 20-F.

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

        In accordance with Italian law and with EU Regulations 596/2014, we adopted a Procedure for Handling Privileged Information in order to ensure that material non-public information is promptly and adequately disclosed to the public and in compliance with the fundamental principles of transparency and truthfulness. In accordance with Italian law and with EU Regulations 596/2014, we also adopted an Internal Dealing Procedure that governs the disclosure obligations and the limitations concerning transactions carried out on the Company's shares and other financial instruments by a "significant" person (including directors, the main stockholders of the company and the persons closely related to them).

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers S.p.A. ("PricewaterhouseCoopers") was engaged as our independent registered public accounting firm to audit our Consolidated Financial Statements for the years ended December 31, 2016 and 2015. Due to the nature of our operations, some PricewaterhouseCoopers entities and affiliates perform other audit-related, tax and other services for the Group around the world. The Board of Statutory Auditors is responsible for the approval of all audit services for the annual audit of Luxottica Group S.p.A.'s own financial statements and for the audit of the Consolidated Financial Statements of Luxottica Group S.p.A. and its subsidiaries, and to pre-approve all audit-related and non-audit services permissible for all entities in the Group. The following table sets forth the aggregate fees for professional services rendered by PricewaterhouseCoopers in 2016 and 2015:

	2016 Fees*	2015 Fees*
(Amounts in thousands of Euro)

Audit fees	9,175	9,057
Audit-related fees	771	252
Tax fees	1,475	999
All other fees	42	53

Total fees	11,463	10,361

*
Aggregate fees include out-of-pocket expenses.

        Audit fees consisted of fees for the audit of the Group's consolidated annual financial statements and the effectiveness of its internal control over financial reporting, the review of interim financial statements and the performance of audits in accordance with statutory requirements.

        Audit-related fees consisted of fees for financial and tax due diligence related to acquisitions, employee benefit plan audits, special reports pursuant to agreed-upon procedures and attestation services.

        Tax fees consisted primarily of expatriate tax services, tax compliance and tax consulting services.

        Our Board of Statutory Auditors has approved all of the audit and non-audit fees of PricewaterhouseCoopers for the year 2016 in accordance with the pre-approval policy set forth above.

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

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        At the Stockholder's Meeting held on April 24, 2015, the Company was authorized to purchase, in one or more tranches, up to a maximum of 10 million ordinary shares during the period ending on the date of the next general meeting of stockholders convened to approve the statutory financial statements, provided that such authorization will not extend beyond a maximum of 18 months from the date the resolution was adopted. Pursuant to such authorization, on June 25, 2015, the Company signed an agreement to enhance the market liquidity of Luxottica Group shares in compliance with CONSOB's market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity (the "Liquidity Agreement"). The Liquidity Agreement was terminated on April 30, 2016. The final transaction under the Liquidity Agreement was made on April 29, 2016.

        On April 29, 2016, an authorization to purchase up to a maximum of 10 million ordinary shares during the period that ends on the date of the next general meeting of stockholders was approved provided that such authorization will not extend beyond a maximum of 18 months from the date this resolution was adopted.

        From January 1, 2016 to December 31, 2016, pursuant to the authorizations, the Company made the following purchases of our ordinary shares along with purchases of our affiliate, Delfin S.à r.l., an entity established and controlled by Mr. Leonardo Del Vecchio:

Purchases of our Ordinary Shares by Month	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share (in Euro)	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum number (or approximate value) of Ordinary Shares that may be purchased under Plans or Programs

January 2016	1,077,549	57.68	382,549	8,180,998
February 2016	435,201	52.08	435,201	7,745,797
March 2016	1,943,186	51.04	433,186	7,312,611
April 2016	214,780	48.15	214,780	7,097,831
May 2016	1,093,000	48.18	1,093,000	8,907,000
June 2016	2,686,556	45.38	1,080,624	7,826,376
July 2016	1,928,205	43.55	1,080,205	6,746,171
August 2016	514,544	43.28	454,544	6,291,627
September 2016	7,000	43.62	7,000	6,284,627
October 2016	2,053,651	41.36	1,143,651	5,140,976
November 2016	140,976	45.81	140,976	5,000,000
December 2016	—	—	—	5,000,000

Total year ended December 31, 2016	12,094,648	46.87	6,465,716	5,000,000

  A total of 5,628,932 ordinary shares were purchased by our affiliate, Delfin S.à r.l., an entity established and controlled by Mr. Leonardo Del Vecchio, at an average price of Euro 47.32 per share. These transactions were made through purchases on the MTA.

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

        The Code was updated in December 2011, in 2014 and again in 2015. Information about the implementation of the Code of Corporate Governance is included in our Corporate Governance Report, which was made publicly available on April 5, 2017.

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

        Pursuant to the Code of Corporate Governance, our Board of Directors has evaluated that nine directors are independent: Messrs. Feola, Salzburger, Santel, Veronesi and Zappia and Mses. Brogi, Magistretti, Pierdicchi and Scocchia. This number of independent directors complies with the abovementioned provisions of law as well as with the "adequate number" of non-management directors recommended. During 2016, our lead independent director, Marina Brogi, convened one meeting of independent directors.

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

        The Code of Corporate Governance requires that, unless the reason for non-compliance is disclosed, Italian listed companies shall appoint a Compensation Committee and that its members shall all be independent directors. As an alternative, the committee shall be composed of non-executive directors, the majority of whom are independent. In such a case, the chairman of the committee shall be an independent director. Our Human Resources Committee performs the functions of a compensation committee, including the review of our officers' compensation and our remuneration plans. On April 24, 2015, the Board of Directors of the Company appointed Andrea Zappia, Chairman, Marina Brogi and Mario Notari, all non-executive directors, as members of the Human Resources Committee. Andrea Zappia and Marina Brogi are also independent directors. The Human Resources Committee reports to the Board of Directors at least twice a year and its Chairman informs the Board of Directors of the Committee's activities at the first suitable opportunity.

        For more information on the resolution adopted by the Company to comply with the provisions of the Corporate Governance Policies, please see our Annual Report on Corporate Governance available on the Company website at www.luxottica.com.

  Control and Risk Committee

        The Code of Corporate Governance also requires the establishment of a Control and Risk Committee. Our Control and Risk Committee consists of three independent directors. The committee has investigative, advisory and proposal-making functions concentrating on, among other matters, the internal control system, the proper use of accounting principles in conjunction with our administration managers and auditors and the process for the identification and management of corporate risks. The committee reports to the Board of Directors at least twice a year and its Chairperson informs the Board of Directors of the Committee's activities at the first suitable opportunity. The members of the Control and Risk Committee, appointed by the Board of Directors on April 24, 2015, are Elisabetta Magistretti, Chairperson, Luciano Santel and Cristina Scocchia, each an independent director.

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

  Corporate Governance Guidelines; Certification

        The NYSE listing standards require U.S. listed companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things, director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the Board of Directors. In addition, the chief executive officer of a U.S. listed company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE's corporate governance listing standards. The certification must be disclosed in the company's annual report to stockholders.

        Italian law requires that listed companies annually report to their stockholders on their corporate governance system. Our Company complies with such requirement. You may find our Annual Report on Corporate Governance on our website at www.luxottica.com.

  Related Party Transactions Procedure

        In 2010, the Board of Directors adopted a procedure governing the approval of related party transactions in order to comply with new Italian regulations. "Related Party Transactions" are transactions in which there is a transfer of resources, services or obligations between "Related Parties" (as defined in the procedure), regardless of whether consideration has been given. The procedure was updated on January 30, 2017.

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

ITEM 18.    FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Luxottica Group S.p.A.

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Luxottica Group S.p.A. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.p.A.

Milan, Italy
April 28, 2017

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

(Amounts in thousands of Euro)	Note reference	2016	2015

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	866,864	864,852
Accounts receivable	7	932,340	858,053
Inventories	8	893,472	833,272
Other assets	9	283,659	272,932
Assets available for sale	10	51,284	—

Total current assets		3,027,618	2,829,109
NON-CURRENT ASSETS:
Property, plant and equipment	11	1,672,554	1,435,524
Goodwill	12	3,871,442	3,596,983
Intangible assets	12	1,477,316	1,442,148
Investments	13	20,186	65,378
Other assets	14	97,300	105,574
Deferred tax assets	15	133,369	174,433

Total non-current assets		7,272,168	6,820,040

TOTAL ASSETS		10,299,787	9,649,148

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	16	208,813	110,450
Current portion of long-term debt	17	154,094	44,882
Accounts payable	18	944,402	927,186
Income taxes payable	19	17,238	34,179
Short-term provisions for risks and other charges	20	145,701	118,779
Other liabilities	21	745,921	671,424

Total current liabilities		2,216,168	1,906,900
NON-CURRENT LIABILITIES:
Long-term debt	22	1,680,951	1,715,104
Employee benefits	23	159,364	136,200
Deferred tax liabilities	15	257,036	277,327
Long-term provisions for risks and other charges	24	122,107	104,508
Other liabilities	25	79,783	91,391

Total non-current liabilities		2,299,241	2,324,529
STOCKHOLDERS' EQUITY:
Capital stock	26	29,051	29,019
Legal reserve	26	5,805	5,784
Reserves	26	5,162,798	4,642,238
Treasury shares	26	(269,755)	(68,636)
Net income	26	850,524	804,119

Luxottica Group stockholders' equity	26	5,778,423	5,412,524
Non-controlling interests	27	5,954	5,196

Total stockholders' equity		5,784,378	5,417,719

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		10,299,787	9,649,148

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Amounts in thousands of Euro)	Note reference	2016	2015	2014

Net sales	28	9,085,707	8,836,578	7,652,317
Cost of sales	28	3,153,264	2,835,426	2,574,685

Gross profit		5,932,443	6,001,152	5,077,632

Selling and advertising	28	3,626,962	3,537,224	3,013,399
General and administrative	28	960,214	1,087,484	906,620
Total operating expenses		4,587,176	4,624,708	3,920,019

Income from operations	28	1,345,267	1,376,445	1,157,613

Other income/(expense)
Interest income	28	15,469	11,190	11,672
Interest expense	28	(81,528)	(106,439)	(109,659)
Other—net	28	39,486	(3,281)	455

Income before provision for income taxes		1,318,693	1,277,914	1,060,080

Provision for income taxes	28	(466,373)	(471,042)	(414,066)
Net income		852,321	806,873	646,014

Of which attributable to:
—Luxottica Group stockholders		850,524	804,119	642,596
—Non-controlling interests		1,797	2,753	3,417

Weighted average number of shares outstanding:
Basic	31	479,225,730	479,553,693	475,947,763
Diluted	31	480,025,531	482,073,361	479,247,190
EPS (in Euro):
Basic	31	1.77	1.68	1.35
Diluted	31	1.77	1.67	1.34

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Amounts in thousands of Euro)	Note Reference	2016	2015	2014

Net income		852,321	806,873	646,014
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedge		—	—	—
Related tax effect		—	—	—
Currency translation differences	26	154,628	267,546	392,527
Total items that may be reclassified subsequently to profit or loss:		154,628	267,546	392,527
Items that will not be reclassified to profit or loss:
Actuarial (loss)/gain on defined benefit plans	23	(19,889)	14,167	(84,187)
Related tax effect	23	4,735	(3,994)	31,626

Total items that will not be reclassified to profit or loss:		(15,154)	10,173	(52,561)

Total other comprehensive income/(loss)—net of tax		139,473	277,720	339,966

Total comprehensive income for the period		991,794	1,084,592	985,980

Attributable to:
—Luxottica Group stockholders' equity		988,772	1,080,968	982,119
—Non-controlling interests		3,022	3,624	3,861

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of December 31, 2014	—	—	—	—	590,036	—	392,083	—	982,119	3,861

Exercise of stock options	4,110,910	247	—	69,740	—	—	—	—	69,987	—
Non-cash stock-based compensation	—	—	—	—	—	31,826	—	—	31,826	—
Excess tax benefit on stock options	—	—	—	3,062	—	—	—	—	3,062	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends (Euro 0.65 per ordinary share)	—	—	—	—	(308,343)	—	—	—	(308,343)	(3,668)
Allocation of legal reserve	—	—	24	—	(24)	—	—	—	—	—

Balance as of December 31, 2014	481,671,583	28,900	5,735	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Total Comprehensive Income as of December 31, 2015	—	—	—	—	814,292	—	266,675	—	1,080,968	3,624

Exercise of stock options	1,981,750	119	—	47,560	—	—	—	—	47,679	—
Non-cash stock-based compensation	—	—	—	—	—	49,692	—	—	49,692	—
Excess tax benefit on stock options	—	—	—	17,525	—	—	—	—	17,525	—
Increase in treasury shares	—	—	—	—	—	—	—	(6,879)	(6,879)	—
Granting of treasury shares to employees	—	—	—	—	(12,118)	—	—	12,118	—	—
Contributions from Delfin S.á .r.l.	—	—	—	—	7,171	—	—	—	7,171	—
Change in the consolidation perimeter	—	—	—	—	(15,397)	—	—	—	(15,397)	(3,594)
Dividends (Euro 1.44 per ordinary share)	—	—	—	—	(689,714)	—	—	—	(689,714)	(2,135)
Allocation of legal reserve	—	—	49	—	(49)	—	—	—	—	—

Balance as of December 31, 2015	483,653,333	29,019	5,784	549,950	4,334,745	350,351	211,311	(68,636)	5,412,524	5,196

Total Comprehensive Income as of December 31, 2016	—	—	—	—	835,370	—	153,403	—	988,772	3,022

Exercise of stock options	522,750	31	—	10,090	—	—	—	—	10,121	—
Non-cash stock-based compensation	—	—	—	—	—	9,577	—	—	9,577	—
Excess tax benefit on stock options	—	—	—	2,971	—	—	—	—	2,971	—
Increase in treasury shares	—	—	—	—	—	—	—	(217,822)	(217,822)	—
Granting of treasury shares to employees	—	—	—	—	(16,703)	—	—	16,703	—	—
Dividends (Euro 0.89 per ordinary share)	—	—	—	—	(427,722)	—	—	—	(427,722)	(2,264)
Allocation of legal reserve	—	—	20	—	(20)	—	—	—	—	—

Balance as of December 31, 2016	484,176,083	29,051	5,805	563,011	4,725,670	359,928	364,714	(269,755)	5,778,423	5,954

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Amounts in thousands of Euro)	Note Reference	2016	2015	2014

Income before provision for income taxes		1,318,693	1,277,914	1,060,080
Stock-based compensation	33	9,577	49,692	31,826
Depreciation and amortization	11/12	512,842	476,888	383,996
Net loss on disposals of fixed assets and intangible assets	11/12	23,037	22,877	16,339
Financial expenses		81,528	106,439	109,659
Other non-cash items(*)		(44,451)	(4,770)	(1,295)
Changes in accounts receivable		(28,812)	(108,648)	(41,254)
Changes in inventories		(7,236)	(85,217)	7,326
Changes in accounts payable		(28,776)	115,635	24,578
Changes in other assets/liabilities		29,984	(7,827)	21,194
Total adjustments		547,694	565,069	552,369
Cash provided by operating activities		1,866,387	1,842,983	1,612,449
Interest paid		(79,720)	(79,752)	(93,135)
Taxes paid		(475,398)	(565,940)	(349,196)
Net cash provided by operating activities		1,311,269	1,197,291	1,170,118
Additions of property, plant and equipment	11	(546,214)	(319,817)	(280,779)
Disposals of property plant and equipment	9/11	19,258	—	—
Purchases of businesses—net of cash acquired(**)	4	(127,516)	(21,017)	(41,091)
Investments in equity investees	13	2,588	1,502	1,161
Additions to intangible assets	12	(111,827)	(143,987)	(138,547)

Net cash used in investing activities		(763,711)	(483,319)	(459,256)

Long-term debt:
—Proceeds	22	901	4,082	497,104
—Repayments	22	(12,696)	(649,310)	(318,500)
Increase in short-term lines of credit		92,439	—	135,686
(Decrease) in short-term lines of credit	16	—	(39,022)	—
Exercise of stock options		10,121	47,678	69,989
Purchase of treasury shares	26	(219,748)	(6,879)	—
Purchase of non-controlling interests(***)		(13,456)	(18,990)	—

Dividends	34	(429,985)	(691,849)	(312,012)

Net cash provided by (used in) financing activities		(572,415)	(1,354,291)	72,267

Increase/(decrease) in cash and cash equivalents		(24,857)	(640,319)	783,129

Cash and cash equivalents, beginning of the period		864,852	1,453,587	617,995

Effect of exchange rate changes on cash and cash equivalents		26,869	51,582	52,464

Cash and cash equivalents, end of the period		866,864	864,852	1,453,587

(*)
Other non-cash items in 2016 included the gain generated by the remeasurement of the previously held equity investment in Salmoiraghi & Viganò (36.8%) at its acquisition date fair value and, in 2015 and 2014, the adjustments to investments measured using the equity method.

(**)
Purchases of businesses—net of cash acquired in 2016 included the purchase of Salmoiraghi & Viganò for Euro (127.5) million.

Purchases of businesses—net of cash acquired in 2015 included the purchase of Sunglass Warehouse for Euro (21.0) million.

Purchases of businesses—net of cash acquired in 2014 included the purchase of glasses.com for Euro (30.1) million and other minor acquisitions in the retail segment for Euro (11.0) million.

(***)
Purchase of non-controlling interests included the acquisition of shares owned by Opticas Devlyn of Sunglass Hut de Mexico for Euro (13.5) million in 2016 and the remaining 49% of Luxottica Nederland B.V. for Euro (19.0) million in 2015.

Luxottica Group S.p.A.
Registered office at Piazzale L. Cadorna 3—20123 Milan
 Share capital € 29,050,564.98
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2016

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Piazzale L. Cadorna 3, organized under the rules and regulations of Italy. The Company's equity is listed on the Milan Stock Exchange and the New York Stock Exchange.

        The Company and its subsidiaries (collectively, the "Group") operate in two segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is a leader in the design, manufacturing, wholesale distribution and marketing of proprietary brands and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2016, the Company owned and operated retail locations worldwide and franchised additional locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley Inc. ("Oakley") and Multiópticas Internacional S.L.

        Through 2014, the retail division's fiscal year was a 52- or 53-week period ending on the Saturday nearest December 31. In 2015, the retail subsidiaries of the Group that did not previously report on a calendar-year basis modified their respective reporting calendars in order to align with those of Luxottica Group S.p.A. and other subsidiaries in the consolidated Group that report on a calendar-year basis. Had such retail subsidiaries of the Group continued to use a 52/53-week calendar in 2015, there would not have been a material impact on the consolidated results of the Group. In 2016, all of the subsidiaries of the Group reported on a calendar-year basis.

        The Company is controlled by Delfin S.à.r.l., a company subject to Luxembourg law. The Executive Chairman of the Board of Directors, Leonardo Del Vecchio, is also the controlling shareholder of Delfin S.à.r.l.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on March 1, 2017 and were audited by the Company's independent registered public accounting firm.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2016 have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS includes all of the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented, with the exception of the new standards and amendments that are effective for reporting periods beginning on January 1, 2016 as disclosed in Note 2.

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in equity, and related notes to the Consolidated Financial Statements.

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
As of DECEMBER 31, 2016

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

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss in the consolidated statement of income as other income or expense.

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

        Transactions with non-controlling interests, related to the sale or acquisition of subsidiaries, are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

COMPOSITION OF THE GROUP

        During 2016, the composition of the Group changed due to the acquisition of the remaining 63.2% of Salmoiraghi & Viganò S.p.A. ("Salmoiraghi & Viganò"), pursuant to the agreement signed in 2012 with Fenix S.r.l.

        Please refer to Note 4 "Business Combinations," and Note 12 "Goodwill and Intangible Assets" for a description of the primary changes to the composition of the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits and are carried at nominal amount, equal to fair value. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

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

Assets available for sale

        Assets available for sale are carried at the lower of the historical cost and the fair value less cost to sell.

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

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

equipment is carried at cost less accumulated depreciation, calculated from the date the asset is available for use, and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings	From 10 to 40 years
Machinery and equipment	From 3 to 20 years
Aircraft	20 years
Other equipment	From 2 to 10 years
Leasehold Improvements	The lower of useful life and the residual duration of the lease contract

        Land is not subject to depreciation. Depreciation ceases when property, plant and equipment is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

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

        The net carrying amount of the qualifying items of property, plant and equipment is assessed, in the case of impairment indicators, at each balance sheet date. The Group would record a write-down of the net carrying amount if it is higher than the recoverable amount. Assets' useful lives are assessed at each balance sheet date.

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
As of DECEMBER 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt," allocated between current and non-current liabilities, in the consolidated statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity or a cash generating unit include the carrying amount of goodwill relating to the entity sold.

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

        All other assets within the scope of IAS 36 are tested for impairment whenever there are indicators that those assets may be impaired. If such indicators exist, the assets' net carrying amount is compared

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

to their estimated recoverable amount. An impairment loss is recognized if the carrying amount is higher than the recoverable amount.

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
As of DECEMBER 31, 2016

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

        A purchase or sale of financial assets is recognized at the settlement date.

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
As of DECEMBER 31, 2016

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
As of DECEMBER 31, 2016

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
As of DECEMBER 31, 2016

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

        Prior period service costs are immediately recognized in the consolidated statements of income.

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

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Risks that are possible are disclosed in the notes. Risks that are remote are not disclosed or provided for. Restructuring costs are recorded when the general criteria for recording a provision are met. The Group has a constructive obligation when (i) a detailed formal plan identifies at least the business or part of the business impacted, the principal locations affected and the location, function and approximate number of employees who will be compensated for terminating their services and (ii) a valid expectation that the restructuring will be carried out has been raised by the Group in those affected by the restructuring.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

1.  CONSOLIDATION PRINCIPLES, COMPOSITION OF THE GROUP AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

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
As of DECEMBER 31, 2016

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
As of DECEMBER 31, 2016

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

New standard and amendments that are effective for the reporting periods beginning on January 1, 2016.

        The application of the new and amended accounting standards and interpretations, indicated below, did not have a significant impact on the consolidated financial statements of the Group.

        Amendments to IAS 19—Defined Benefit Plans: Employee Contributions.    The amendments reduce current services costs for the period by contributions paid by employees or by third parties during the period that are not related to the number of years of service, instead of allocating these contributions over the period when the services are rendered.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

2.  NEW ACCOUNTING PRINCIPLES (Continued)

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

        Amendments to IAS 1—Disclosure Initiative.    The amendments concern materiality, aggregation of items, structure of the notes, information about accounting policies and presentation of other comprehensive income arising from the measurement of equity method investments.

        Amendments to IAS 27—Equity Method in Separate Financial Statements.    The amendments clarify that an entity can apply the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements retrospectively.

        Amendments to IAS 16 and IAS 38—Clarification of Acceptable Methods of Depreciation and Amortization.    The amendments clarify the use of the "revenue-based method" to calculate the depreciation of an asset.

        Amendments to IFRS 10, IFRS 12 and IAS 28—Investment Entities: Applying the Consolidation Exception.    The amendments clarify the application of the exception to consolidation of investment entities.

        Annual Improvements to IFRSs—2012-2014 Cycle.    The amendments modify: (i) IFRS 5, clarifying that the reclassification of an asset (or disposal group) from held for sale to held for distribution (or vice versa) should not be considered as a change in the original disposal plan; (ii) IFRS 7, (a) excluding the presumption that the right to earn a fee for servicing a financial asset is generally continuing involvement and specifying that the entity should define the nature of the fee in accordance with the guidance of IFRS 7 and (b) clarifying that the offsetting disclosures are not applicable to condensed interim financial statements unless they provide a significant update to the disclosure included in the most recent annual financial statements; (iii) IAS 19, clarifying that the depth of the market for high-quality corporate bonds should be assessed based on the currency in which the bond is denominated as opposed to the country in which the bond is located (in case a deep market of high-quality corporate bonds in a specific currency does not exist, corporate bonds should be considered); and (iv) IAS 34, clarifying that the required disclosures should be included either in the interim financial report or by cross-reference to other sections of the interim report (i.e. the management report). The disclosure included in the interim report should be available at the same time as the interim financial report.

New standard and amendments that are effective for the reporting periods beginning after January 1, 2016 and not early adopted by the Group.

        The Group is assessing the full impact of the following new and amended accounting standards and interpretations on its consolidated financial statements.

        Amendments to IAS 12—Recognition of Deferred Tax Assets on Unrealized Losses.    The amendments provide clarifications on the recognition of deferred tax assets on debt instruments

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

2.  NEW ACCOUNTING PRINCIPLES (Continued)

measured at fair value. The amendments are applicable to periods beginning on or after January 1, 2017.

        Amendments to IAS 7—Disclosure Initiatives.    The amendments will require entities to provide disclosures that enable investors to evaluate changes in liabilities arising from financing activities. The amendments are applicable to periods beginning on or after January 1, 2017.

        IFRS 15—Revenue from Contracts with Customers.    This standard replaces IAS 18—Revenues, IAS 11—Construction Contracts, IFRIC 13—Customer Loyalty Programs, IFRIC 15—Agreements for Constructions of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions Involving Advertising Services. Revenue is recognized when the customer obtains control over goods or services and, therefore, when it has the ability to direct the use of and obtain the benefit from them. If an entity agrees to provide goods or services for consideration that varies upon certain future events occurring or not occurring, an estimate of this variable consideration is included in the transaction price only if highly probable. The consideration in multiple element transactions is allocated based on the price an entity would charge a customer on a stand-alone basis for each good or service. Entities sometimes incur costs, such as sales commissions, to obtain or fulfill a contract. Contract costs that meet certain criteria are capitalized as an asset and amortized as revenue is recognized. The standard also specifies that an entity should adjust the transaction price for the time value of money in case the contract includes a significant financing component. IFRS 15 is applicable beginning on or after January 1, 2018.

        Management has performed a preliminary analysis of contracts with customers signed by the Group and is in the process of quantifying the impact of the new and amended accounting standard.

        Clarifications to IFRS 15—Revenue from Contracts with Customers.    The objective of the document is to clarify the guidance in IFRS 15 in respect of issues arising from the discussions of the Transition Resource Group for Revenue Recognition (TRG). The clarifications are applicable to periods beginning on or after January 1, 2018.

        IFRS 9—Financial Instruments.    This standard was issued in July 2014. The final version of IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39—Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The new model introduced by IFRS 9 eliminates the threshold for the recognition of expected impairment losses, so that it is no longer necessary for a trigger event to have occurred before impairment losses are recognized, and requires an entity to recognize expected impairment losses at all times and to update the amount of expected impairment losses at each

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

2.  NEW ACCOUNTING PRINCIPLES (Continued)

reporting date to reflect changes in the credit risk of the financial instrument. IFRS 9 contains a three-stage approach to account for impairment losses. Each stage dictates how an entity measures impairment losses. IFRS 9 aligns hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. The new standard enables an entity to use information produced internally as a basis for hedge accounting. The standard is not applicable until January 1, 2018.

        Amendments to IFRS 2—Clarification and Measurement of Share-based payment transaction.    These amendments clarify the accounting treatment in relation to share-based payment transactions. The standard is not applicable until January 1, 2018.

        Amendments to IFRS 4—Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts.    These amendments clarify the accounting treatment in relation to Insurance contracts applying IFRS 9. The standard is not applicable until January 1, 2018.

        Annual Improvements to IFRSs 2014-2016 Cycle.    The amendment modifies: (i) IFRS 1, clarifying exemptions for first time adopters; (ii) IAS 28, clarifying accounting treatment for joint ventures and affiliates; and (iii) IFRS 12, clarifying the standard's applicability. The standard is not applicable until January 1, 2018.

        IFRIC Interpretation 22—Foreign currency transactions and advance considerations    These amendments clarify the accounting treatment in relation to profits or losses arising from foreign currency transactions. The standard is not applicable until January 1, 2018.

        IFRS 16—Leases.    The standard replaces IAS 17—Leases and requires substantially all leases to be recorded on the balance sheet as assets and liabilities. IFRS 16 is applicable to periods beginning on or after January 1, 2019. An entity can apply IFRS 16 before that date but only if it also applies IFRS 15—Revenue from Contracts with Customers.

        The Group is analyzing its lease contracts with particular focus on rent contracts in the retail division and is estimating the significant impact of the new and amended accounting standards.

        Amendments to IFRS 10 and IAS 28—Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.    These amendments clarify the accounting treatment in relation to profits or losses arising from transactions with joint ventures or associates accounted for using the equity method. The periods for which the amendments are applicable have not yet been defined.

3.  FINANCIAL RISKS

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, mainly interest rate and currency swap agreements, as part of its risk management strategy.

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

3.  FINANCIAL RISKS (Continued)

Policy guidelines approved by the Board of Directors. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

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

        If the Euro/USD exchange rate increases by 10% as compared to the actual 2016 and 2015 average exchange rates and all other variables remain constant, the impact on income before taxes would have been a decrease of Euro 104.0 million and Euro 99.4 million in 2016 and 2015, respectively. If the Euro/USD exchange rate decreases by 10% as compared to the actual 2016 and 2015 average exchange rates and all other variables remain constant, the impact on income before taxes would have been an increase of Euro 104.0 million and Euro 99.4 million in 2016 and 2015, respectively. Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2016 and 2015, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

3.  FINANCIAL RISKS (Continued)

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

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience. Credit limits are defined according to the thresholds approved by the Board of Directors and internal and external evaluations of the customer's reliability. The utilization of credit limits is regularly monitored through automated controls.

        Moreover, prior to October 2015, the Group had an agreement with an insurance company in order to cover the credit risk associated with customers in those countries where the Group does not have a direct presence. For 2016, a new global insurance agreement had not yet been finalized.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

3.  FINANCIAL RISKS (Continued)

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

  –
  utilizes different sources of financing and, as of December 31, 2016, had unused lines of credit of approximately Euro 651.0 million;

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

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2016 and December 31, 2015. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

3.  FINANCIAL RISKS (Continued)

receivables only. These amounts will be counterbalanced by payables, as reported in the tables relating to liabilities.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2016
Cash and cash equivalents	866,864	—	—	—
Derivatives receivable	6,428	—	—	—
Accounts receivable	932,340	—	—	—
Other current assets	162,412	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2015
Cash and cash equivalents	864,852	—	—	—
Derivatives receivable	2,055	—	—	—
Accounts receivable	858,053	—	—	—
Other current assets	93,316	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2016
Debt owed to banks and other financial institutions	154,094	723,232	450,116	515,795(*)
Derivatives payable	2,856	—	—	—
Accounts payable	944,402	—	—	—
Other current liabilities	672,814	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2015
Debt owed to banks and other financial institutions	44,882	226,556	672,588	825,153(*)
Derivatives payable	2,173	—	—	—
Accounts payable	927,186	—	—	—
Other current liabilities	601,572	—	—	—

(*)
Excludes the balance of the amortized costs of Euro (8.2) million in 2016 and (9.2) in 2015.

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
As of DECEMBER 31, 2016

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

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. As of December 31, 2015, there was no floating-rate debt outstanding. As of December 31, 2016, the following floating-rate debt was outstanding, which was arranged by Salmoiraghi & Viganò with a pool of banks led by Banca Popolare di Milano, prior to the time that the Company acquired it.

        Line A: a term loan in an outstanding amount of Euro 25.5 million that accrued interest at a rate of six months Euribor (floored at zero) plus a margin of 2.60% with an amortized repayment schedule and maturing on September 30, 2021.

        Line B: a term loan in an outstanding amount of Euro 20 million that accrued interest at a rate of six months Euribor (floored at zero) plus a margin of 2.80% with an amortized repayment schedule and maturing on September 30, 2022.

        The impact as of December 31, 2016 on income before taxes and after tax net income of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum increase/decrease of Euro 1.6 million and Euro 1.1 million (net of tax effect), respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

3.  FINANCIAL RISKS (Continued)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2016
Cash and cash equivalents	—	866,864	—	—	—	—	866,864	6
Accounts receivable	—	932,340	—	—	—	—	932,340	7
Other current assets	6,428	111,128	—	51,284	—	—	168,840	9
Other non-current assets	—	84,689	—	—	—	—	84,689	14
Short-term borrowings	—	208,813	—	—	—	—	208,813	16
Current portion of long-term debt	—	154,094	—	—	—	—	154,094	17
Accounts payable	—	944,402	—	—	—	—	944,402	18
Other current liabilities	—	672,814	—	—	2,856	—	675,670	21
Long-term debt	—	1,680,951	—	—	—	—	1,680,951	22
Other non-current liabilities	—	79,783	—	—	—	—	79,783	25

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2015
Cash and cash equivalents	—	864,852	—	—	—	—	864,852	6
Accounts receivable	—	858,053	—	—	—	—	858,053	7
Other current assets	2,055	93,316	—	—	—	—	95,372	9
Other non-current assets	—	84,800	—	—	—	—	84,800	14
Short-term borrowings	—	110,450	—	—	—	—	110,450	16
Current portion of long-term debt	—	44,882	—	—	—	—	44,882	17
Accounts payable	—	927,186	—	—	—	—	927,186	18
Other current liabilities	—	601,572	—	—	2,173	—	603,745	21
Long-term debt	—	1,715,104	—	—	—	—	1,715,104	22
Other non-current liabilities	—	91,391	—	—	—	—	91,391	25

*
The notes reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

        (f)    Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see Note 22) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of the Group's bond issues dated March 19, 2012 and February 10, 2014, which require compliance only with negative pledges.

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
As of DECEMBER 31, 2016

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

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges and priority debt to share equity. The covenants are reported in the following table:

Net Financial Position/Pro Forma EBITDA	<3.5
EBITDA/Pro Forma Financial Charges	>5
Priority Debt/Share Equity	<20%

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

  •
  "EBITDA/Pro Forma Financial Charges" is an indicator of financial leverage; the higher the value, the greater a company's ability to produce adequate resources to cover finance-related expenses; and

  •
  "Priority Debt/Share Equity" is an indicator of the ability to achieve financial equilibrium between internal and third-party sources of funding; the lower the ratio, the greater a company's ability to fund itself.

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within the period indicated in the applicable agreement.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2016, the Group was fully in compliance with these covenants. The Company also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

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
As of DECEMBER 31, 2016

3.  FINANCIAL RISKS (Continued)

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group uses the above valuation hierarchy.

        The Group determined the fair value of the derivatives existing on December 31, 2016 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value and the fair value information for the asset held for sale which is recorded at cost within the balance sheet (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2016
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,428	—	6,428	—
Assets held for sale	Other current assets	100,000	—	—	100,000	*
Foreign Exchange Contracts	Other current liabilities	2,856	—	2,856	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2015
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	2,055	—	2,055	—
Assets held for sale	Other current assets	19,289	—	—	19,289	*
Foreign Exchange Contracts	Other current liabilities	2,173	—	2,173	—

(*)
Assets held for sale as of December 31, 2016 include the building owned by the Group which was sold in March 2017. The fair value was determined based on the selling price agreed upon by the parties. Assets held for sale as of December 31, 2015 include the aircraft owned by the Group and sold in January 2016. The fair value was determined based on the selling price agreed upon by the parties.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

4.  BUSINESS COMBINATIONS

        Pursuant to the agreement signed in 2012 (the "Contract") with Fenix S.r.l., which was renamed Salmoiraghi & Viganò Holding on November 25, 2016, the Group exercised the call option to acquire the remaining 63.2% of Salmoiraghi & Viganò for a purchase price of Euro 150.3 million.

        The acquisition of the control of Salmoiraghi & Viganò represents a business combination achieved in stages, as stated by IFRS 3—Business Combinations. At the acquisition date the Group remeasured its previously held equity interest in the acquiree (36.8%) at its acquisition date fair value (Euro 87.5 million) and recognized a gain in its Consolidated Statement of Income in other income (Euro 35.7 million).

        The business combination accounting was not complete as of the end of 2016. The purchase price has been provisionally allocated to the assets acquired and the liabilities assumed as follows:

(Amounts in thousands of Euro)

Acquisition value 100% (A)	237,830

Total net identifiable assets (B)	47,850

Goodwill (C=A–B)	189,980
Cash paid (D)	150,308
Acquiree cash (E)	(22,792)

Net out flow of cash—investing activities (F=D+E)	127,516

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

4.  BUSINESS COMBINATIONS (Continued)

        The fair values on the provisional basis are as follow:

(Amounts in thousands of Euro)

Cash and cash equivalents (E)	22,792
Trade receivables	10,591
Inventories	36,874
Other current assets	5,838
Fixed assets	20,192
Intangible assets	123,619
Investments	65
Other non-current assets	1,456

Total identifiable assets (G)	221,427

Financial liabilities	10,321
Trade payables	60,509
Short-term provisions for risk	644
Other current liabilities	19,055
Long-term loans	36,353
Long-term provisions for risk	10,177
Deferred tax liabilities	30,637
Pension funds	5,881

Total identifiable liabilities (H)	173,577

Total net identifiable assets (B = G–H)	47,850

        The goodwill is not tax deductible and primarily reflects the synergies that the Group estimates it will derive from the acquisition.

        On an unaudited pro forma basis, had the acquisition occurred at the beginning of the year, net sales and operating income contributed by Salmoiraghi & Viganò would have been Euro 217.1 million and Euro 20.3 million, respectively.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

4.  BUSINESS COMBINATIONS (Continued)

        At December 31, 2015, the valuation was concluded. The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date for SGW (amounts in thousands of Euro):

Total consideration	21,017

Recognized amount of identifiable assets and liabilities assumed
Inventory	1,877
Fixed assets	826
Total net identifiable assets	2,703
Goodwill	18,314

Total	21,017

        On an unaudited pro forma basis, had the acquisition occurred at the beginning of 2015, net sales contributed by SGW would have been Euro 14.8 million.

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

        On an unaudited pro forma basis, had the acquisition occurred at the beginning of 2014, net sales contributed by glasses.com would have been Euro 8.2 million.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

4.  BUSINESS COMBINATIONS (Continued)

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

        The criteria applied to identify the operating segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information regularly reviewed by the Group's Executive Chairman, Leonardo Del Vecchio, in his role as Chief Operating Decision Maker ("CODM"), to make decisions about resources to be allocated to the segments and assessing their performance.

        Total assets and liabilities for each operating segment are no longer disclosed as they are not regularly reviewed by the CODM.

        Prior to January 2016, the Group's Chief Executive Officers were identified as the Chief Operating Decision Makers. In January 2016, our Board of Directors approved the assignment of responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board and majority shareholder, as Executive Chairman. In connection therewith, our Board of Directors granted to the Executive Chairman additional responsibility and management authority (as compared to the CEO for Product and Operations) and, as a result, he has ultimate authority over operating decisions for the Group and for assessing the operations of the Group. Due to this change, the Executive Chairman is the sole CODM, assisted in his role by the CEO for Product and Operations. This change did not impact the operating segments as the information provided and reviewed by the CODM has not changed.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

5.  SEGMENT INFORMATION (Continued)

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

2016
Net sales(a)	3,527,662	5,558,045	—	9,085,707
Income from operations(b)	806,133	729,569	(190,436)	1,345,267
Interest income	—	—	—	15,469
Interest expense	—	—	—	(81,528)
Other-net	—	—	—	39,486
Income before provision for income taxes	—	—	—	1,318,693
Provision for income taxes	—	—	—	(466,373)
Net income	—	—	—	852,321
Of which attributable to:
Luxottica stockholders	—	—	—	850,524
Non-controlling interests	—	—	—	1,797
Capital expenditures	310,066	341,493	—	651,559
Depreciation, amortization and write-down	167,115	260,019	85,708	512,842
2015
Net sales(a)	3,592,555	5,244,023	—	8,836,578
Income from operations(b)	807,213	789,355	(220,123)	1,376,445
Interest income	—	—	—	11,190
Interest expense	—	—	—	(106,439)
Other-net	—	—	—	(3,281)
Income before provision for income taxes	—	—	—	1,277,914
Provision for income taxes	—	—	—	(471,042)
Net income	—	—	—	806,873
Of which attributable to:
Luxottica stockholders	—	—	—	804,119
Non-controlling interests	—	—	—	2,753
Capital expenditures	211,023	302,552	—	513,575
Depreciation, amortization and write-down	157,081	231,056	88,752	476,888
2014
Net sales(a)	3,193,757	4,458,560	—	7,652,317
Income from operations(b)	724,539	636,282	(203,208)	1,157,613
Interest income	—	—	—	11,672
Interest expense	—	—	—	(109,659)
Other-net	—	—	—	455
Income before provision for income taxes	—	—	—	1,060,080
Provision for income taxes	—	—	—	(414,066)
Net income	—	—	—	646,014

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

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

Information by geographic area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong, Singapore and Japan), Latam (which includes South and Central America) and Other (which includes all other geographic locations, including the Middle East). Sales are attributed to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

5.  SEGMENT INFORMATION (Continued)

geographic segments based on the customer's location, whereas long-lived assets, net, are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America(2)	Asia- Pacific(3)	Latin America	Other	Consolidated

2016
Net sales	1,700,314	5,369,665	1,157,837	551,874	306,018	9,085,707
Long-lived assets (at year end)	374,312	916,743	315,460	60,039	5,998	1,672,553
2015
Net sales(4)	1,630,948	5,151,178	1,177,926	542,983	333,546	8,836,578
Long-lived assets (at year end)	356,816	728,507	292,886	52,744	4,571	1,435,524
2014
Net sales	1,507,101	4,286,770	1,049,907	506,010	302,529	7,652,317
Long-lived assets (at year end)	362,472	635,076	267,057	50,277	2,735	1,317,617

(1)
Long-lived assets located in Italy represented 20%, 22% and 25% of the Group's total fixed assets as of December 31, 2016, 2015 and 2014, respectively. Net sales recorded in Italy were Euro 0.3 billion, Euro 0.3 billion and Euro 0.2 billion in 2016, 2015 and 2014, respectively.

(2)
Long-lived assets located in the United States represented 55%, 48% and 45% of the Group's total fixed assets as of December 31, 2016, 2015 and 2014, respectively. Net sales recorded in the United States were Euro 5.0 billion, Euro 4.9 billion and Euro 3.9 billion in 2016, 2015 and 2014, respectively.

(3)
Long-lived assets located in China represented 14%, 15% and 14% of the Group's total fixed assets as of December 31, 2016, 2015 and 2014, respectively.

(4)
Net sales for the year ended December 31, 2015 for European Wholesale and Other Wholesale have been revised to reflect a reclassification of certain geographic markets, which the Group considers immaterial.

INFORMATION ON THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2016	2015

Cash at bank	856,948	856,611
Checks	7,355	5,596
Cash and cash equivalents on hand	2,561	2,645

Total	866,864	864,852

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

6.  CASH AND CASH EQUIVALENTS (Continued)

        See Note 22 and the consolidated statements of cash flows for further details.

        There is no restricted cash.

7.  ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,
	2016	2015

Accounts receivable	983,348	895,555
Allowance for doubtful accounts	(51,008)	(37,501)

Total accounts receivable	932,340	858,053

        The increase in accounts receivable is mainly due to the growth of net sales in 2016 and the acquisition of Salmoiraghi & Viganò (Euro 9.0 million).

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2016	2015	2014

Balance as of January 1	37,501	38,904	35,231
Increases	13,591	6,555	3,891
Decreases	(8,069)	(6,872)	(5,313)
Translation difference and other	7,984	(1,086)	5,095

Balance as of December 31	51,008	37,501	38,904

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2016, the gross amount of accounts receivable was equal to Euro 983.3 million (Euro 895.6 million as of December 31, 2015). The bad debt fund as of December 31, 2016 amounted to Euro 51.0 million (Euro 37.5 million as of December 31, 2015).

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

7.  ACCOUNTS RECEIVABLE (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

December 31, 2016 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue

Receivables of the Wholesale segment classified as GOOD	648,015	(4,304)	643,716	51,066	30,638	20,428
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	22,034	(3,304)	18,729	3,684	1,589	2,095
Receivables of the Wholesale segment classified as RISK	36,773	(33,170)	3,603	1,366	167	1,199
Receivables of the Retail segment	276,526	(10,230)	266,292	44,091	35,915	9,272

Total	983,348	(51,008)	932,340	100,207	68,309	32,994

December 31, 2015 (Amounts in thousands of Euro)	Gross receivables	Allowance for doubtful accounts	Maximum exposure to credit risk	Amount of accounts receivable overdue but not included in the allowance for doubtful accounts	Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue	Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue

Receivables of the Wholesale segment classified as GOOD	643,326	(5,785)	637,541	64,961	33,033	31,928
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	15,273	(1,055)	14,218	1,221	542	679
Receivables of the Wholesale segment classified as RISK	27,035	(23,994)	3,041	2,230	65	2,165
Receivables of the Retail segment	209,921	(6,667)	203,254	20,042	10,368	9,962

Total	895,555	(37,501)	858,053	88,454	44,008	44,734

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

7.  ACCOUNTS RECEIVABLE (Continued)

        The accounts receivable in the retail division are mainly related to the insurance business of the Group.

        As of December 31, 2016, the amount of overdue receivables which were not included in the bad debt fund was equal to 10.2% of gross receivables (9.9% as of December 31, 2015) and 10.7% of receivables net of the bad debt fund (10.3% as of December 31, 2015). The Group does not expect any additional losses over amounts already provided for.

8.  INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2016	2015

Raw materials	198,038	200,336
Work in process	38,054	51,828
Finished goods	798,413	711,009
Less: inventory obsolescence reserves	(141,032)	(129,901)

Total	893,472	833,272

        The increase in inventories in 2016 (Euro 71.3 million) was aimed at improving the quality of the customer experience by having inventory levels in line with customer demand. This amount is partially offset by an increase in the inventory obsolescence reserves equal to Euro 11.1 million that is consistent with prior period.

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Other(1)	Utilization	Balance at end of period

2014	119,263	80,142	3,042	(69,284)	133,163
2015	133,163	65,077	(505)	(67,834)	129,901
2016	129,901	67,965	7,170	(64,004)	141,032

(1)
Other includes translation differences for the period.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

9.  OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2016	2015

Sales taxes receivable	59,514	38,016
Prepaid expenses	461	1,458
Other assets	57,581	55,896
Total financial assets	117,556	95,370
Income tax receivable	79,591	70,038
Advances to suppliers	14,194	15,070
Prepaid expenses	65,654	72,985
Other assets	6,664	19,468
Total non-financial assets	166,102	177,561

Total other assets	283,659	272,932

        The increase in financial assets, equal to Euro 22.2 million, was mainly related to (i) the increase in sales tax receivables in Italy and Brazil (Euro 21.5 million) and (ii) the increase in receivables from derivatives contracts (Euro 4.4 million), and was partially offset by the collection of the receivable related to the sale of the airplane owned by Luxottica Leasing S.r.l. (Euro 19.3 million).

        Other financial assets include: (i) receivables from foreign currency derivatives amounting to Euro 6.4 million as of December 31, 2016 (Euro 2.0 million as of December 31, 2015); (ii) assets held for sale of Euro 51.3 million; and (iii) other financial assets of the North America retail division totaling Euro 17.0 million as of December 31, 2016 (Euro 12.1 million as of December 31, 2015).

        The reduction in non-financial assets of Euro 11.5 million was mainly related to (i) the decrease in prepayments of Euro 7.3 million and (ii) the decrease in the other assets due to the payment of royalties (Euro 12.8 million), and was partially offset by the increase in tax receivables in the North American and Australian subsidiaries (Euro 9.5 million).

        Other assets include the short term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 6.6 million as of December 31, 2016 (Euro 19.5 million as of December 31, 2015).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

10.  ASSETS HELD FOR SALE

        The assets held for sale, at December 31, 2016, were Euro 51.3 million. This amount represents the carrying amount of the building that was owned by Luxottica Group S.p.A., which was sold in March 2017 at a sale price of Euro 100 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

NON-CURRENT ASSETS

11.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2015
Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total as of January 1, 2015	496,313	487,359	33,253	300,693	1,317,617

Increases	89,892	101,950	—	170,633	362,475
Decreases/write-downs	(8,311)	(2,105)	(1,537)	(7,758)	(19,711)
Translation difference and other	38,714	51,795	(19,255)	(22,611)	48,643
Depreciation expense	(73,834)	(124,405)	(1,965)	(73,295)	(273,499)

Total balance as of December 31, 2015	542,774	514,594	10,496	367,662	1,435,524

Of which:
Historical cost	1,160,057	1,456,077	11,362	825,695	3,453,190
Accumulated depreciation	(617,283)	(941,482)	(865)	(458,033)	(2,017,664)

Total as of December 31, 2015	542,774	514,595	10,496	367,662	1,435,524

Increases	145,841	118,820	—	283,988	548,649
Decreases/write-downs	(4,209)	(3,373)	—	(13,905)	(21,487)
Business combinations	3,847	15,703	—	643	20,192
Translation difference and other	(19,442)	58,023	—	(60,006)	(21,425)
Depreciation expense	(80,637)	(127,609)	(568)	(80,088)	(288,902)

Total balance as of December 31, 2016	588,175	576,156	9,928	498,293	1,672,552

Of which:
Historical cost	1,270,763	1,677,540	11,361	1,014,331	3,973,995
Accumulated depreciation	(682,588)	(1,101,384)	(1,433)	(516,038)	(2,031,443)

Total balance as of December 31, 2016	588,175	576,156	9,928	498,293	1,672,552

        Of the total depreciation expense of Euro 288.9 million in 2016 (Euro 273.5 million in 2015 and Euro 224.5 million in 2014), Euro 99.4 million (Euro 94.1 million in 2015 and Euro 81.3 million in 2014) is included in cost of sales, Euro 142.6 million (Euro 133.6 million in 2015 and Euro 111.3 million in 2014) is included in selling expenses, Euro 14.1 million (Euro 11.6 million in 2015 and Euro 7.9 million in 2014) is included in advertising expenses and Euro 32.8 million (Euro 34.2 million in 2015 and Euro 24.0 million in 2014) is included in general and administrative expenses.

        Capital expenditures in 2016 and 2015 mainly relate to technology upgrades associated with manufacturing capacity, enhancements to IT infrastructure, opening of new stores and the remodeling of older stores. In 2016, increases included Euro 65.8 million related to the purchase price of a building in New York. The total purchase price for the building was approximately Euro 72.3 million, of which Euro 6.5 million was paid in 2015. The building was classified as an asset under construction as of

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

11.  PROPERTY, PLANT AND EQUIPMENT (Continued)

December 2016. Increases also include Euro 14.7 million related to capital additions not yet paid for as of December 31, 2016.

        Other equipment includes Euro 233.3 million for assets under construction as of December 31, 2016 (Euro 108.5 million as of December 31, 2015) mainly relating to: (i) investments in manufacturing facilities in Italy and China (Euro 34.4 million and Euro 32.8 million respectively); (ii) the construction of a new distribution center near Atlanta (Euro 36.3 million); and (iii) and to the opening and renovation of North America retail stores (Euro 23.6 million).

        Leasehold improvements totaled Euro 252.5 million and Euro 202.9 million as of December 31, 2016 and December 31, 2015, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

12.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets for the years ended December 31, 2015 and 2016, were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2015
Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6,091,241
Accumulated amortization	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Total	3,351,263	773,688	139,638	12,110	459,064	4,735,764

Increases	—	402	—	—	151,187	151,590
Decreases	—	—	—	—	(3,157)	(3,157)
Business combinations	18,342	—	—	—	1,509	19,851
Translation difference and other	227,378	62,644	9,064	1,370	38,026	338,482
Amortization expense	—	(72,868)	(15,638)	(1,293)	(113,590)	(203,389)

Balance as of December 31, 2015	3,596,983	763,866	133,064	12,187	533,031	5,039,131

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

Historical cost	3,596,983	1,745,004	277,266	26,362	1,020,028	6,665,643
Accumulated amortization	—	(981,138)	(144,202)	(14,175)	(486,997)	(1,626,512)

Total as of January 1, 2016	3,596,983	763,866	133,064	12,187	533,031	5,039,131

Increases	—	—	—	—	103,006	103,006
Decreases	—	(676)	—	—	(669)	(1,345)
Business combinations/disposals	189,980	93,505	16,252	—	13,861	313,599
Translation difference and other	84,478	17,828	4,924	335	10,761	118,309
Amortization expense	—	(69,444)	(14,832)	(1,296)	(138,385)	(223,940)

Balance as of December 31, 2016	3,871,442	805,078	139,408	11,226	521,605	5,348,759

Historical cost	3,871,442	1,883,690	302,957	27,227	1,164,267	7,249,583
Accumulated amortization	—	(1,078,612)	(163,549)	(16,001)	(642,662)	(1,900,824)

Balance as of December 31, 2016	3,871,442	805,078	139,408	11,226	521,605	5,348,759

        The increase in goodwill and intangible assets due to business combinations is related to the acquisitions of Salmoiraghi & Viganò in 2016 and Sunglass Warehouse in 2015. Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of intangible assets of Euro 223.9 million in 2016 (Euro 203.4 million and Euro 159.4 million in 2015 and 2014, respectively), Euro 182.8 million (Euro 178.1 million and Euro 141.7 million in 2015 and 2014, respectively) is included in general and administrative expenses, Euro 26.1 million (Euro 19.0 million and Euro 13.0 million in 2015 and 2014, respectively) is included in selling expenses and Euro 15 million (Euro 6.3 million and Euro 4.7 million in 2015 and 2014, respectively) is included in cost of sales.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

12.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The increase in other intangible assets is mostly due to the continued implementation of the IT infrastructure of the Group, which accounted for Euro 80.6 million of the 2016 total.

Impairment of goodwill

        As of December 31, 2016 and 2015, goodwill totaled Euro 3,871.4 million and Euro 3,597.0 million, respectively. The increase is mainly due to the acquisition of Salmoiraghi & Viganò for Euro 190 million and to the strengthening of the main currencies in which the Group operates (Euro 84.4 million).

        In 2015, management assessed the aggregation of cash generating units ("CGUs") previously identified for testing the impairment of its goodwill in light of the organizational changes that occurred in the retail business during the year. As a result of the analysis, management determined that the CGUs Retail North America, Retail Asia Pacific and Retail Other were no longer representative of the way the goodwill is monitored and, therefore, identified the following new CGUs: Retail Optical, Retail Sun & Luxury and Retail Oakley. The CGU Wholesale was not impacted by the change.

        These CGUs remained unchanged for 2016.

        The value of goodwill allocated to each CGU is reported in the following table (amounts in thousands of Euro):

	2016	2015

Wholesale	1,435,106	1,398,104
Retail Optical	1,206,609	995,864
Retail Sun & Luxury	1,041,805	1,021,066
Retail Oakley	187,921	181,949

Total	3,871,442	3,596,983

        The information required by paragraph 134 of IAS 36 is provided below.

        The recoverable amount of each CGU has been verified by comparing its net assets carrying amount to its value in use calculated using the discounted cash flow ("DCF") method.

        The main assumptions for determining the value in use are reported below:

  •
  Growth rate: 2.4% for Wholesale, 2.3% for Retail Optical, 2.2% for Retail Sun & Luxury and 1.8% for Retail Oakley

  •
  Discount rate: 6.9% for Wholesale, 6.5% for Retail Optical, 6.6% for Retail Sun & Luxury and 6.2% for Retail Oakley

        The above long-term average growth rate does not exceed the rate which is estimated for the products, industries and countries in which the Group operates.

        The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, considering the rates of return on long term government bonds and the average capital structure of a group of comparable companies.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

12.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The growth rate use to determine the terminal value is in line with the long-term expected inflation in the counties the Group operates.

        The recoverable amount of CGUs has been determined by utilizing post tax cash flow forecasts based on the Group's 2017-2019 three year plan approved by management, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three year projected cash flow period, a terminal value was estimated in order to reflect the value of the CGU in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the above mentioned CGUs. In percentage terms, the surplus of the recoverable amount of the CGU over the carrying amount was equal to 511%, 20%, 12% and 5% of the carrying amount of the Wholesale, Retail Optical, Retail Sun & Luxury and Retail Oakley CGUs, respectively. A reduction in the recoverable amount of the CGU to a value that equals its carrying amount would require either of the following: (i) an increase in the discount rate to approximately 28.4% for Wholesale, 7.3% for Retail Optical, 7.2% for Retail Sun & Luxury and 6.7% for Retail Oakley; or (ii) change in the growth rate to a negative percentage for Wholesale, approximately 1.4% for the Retail Optical, approximately 1.6% for the Retail Sun & Luxury and approximately 1.3% for Retail Oakley.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/–0.5 percent and discount rate changes of +/–0.5 percent) would not significantly affect the impairment test results.

13.  INVESTMENTS

        Investments amounted to Euro 20.2 million as of December 31, 2016 (Euro 65.4 million as of December 31, 2015). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited (a joint venture formed in 2010 between Luxottica and Essilor International ("Essilor") that provides most of the Australian lab requirements) for Euro 6.7 million (Euro 6.0 million as of December 31, 2015). The decrease from December 31, 2015 to December 31, 2016 is mainly due to the acquisition of Salmoiraghi & Viganò. See Note 4 Business Combinations.

14.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2016	2015

Other financial assets	84,689	84,800
Other assets	12,611	20,774

Total other non-current assets	97,300	105,574

        Other financial assets primarily include security deposits totaling Euro 39 million (Euro 38.8 million as of December 31, 2015).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

14.  OTHER NON-CURRENT ASSETS (Continued)

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 12.6 million (Euro 20.8 million as of December 31, 2015). The decrease is mainly due to the reclassification to other current assets of royalties that were due in 2016.

15.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2016 and December 31, 2015 is as follows:

(Amounts in thousands of Euro)	As of December 31, 2016	As of December 31, 2015

Deferred tax assets	133,369	174,433
Deferred tax liabilities	257,036	277,327

—Deferred tax liabilities (net)	123,667	102,894

        The analysis of deferred tax assets and deferred tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
(Amounts in thousands of Euro)	2016	2015

—Deferred tax assets to be recovered within 12 months	290,958	250,465
—Deferred tax assets to be recovered after 12 months	181,616	204,923

	472,573	455,388

—Deferred tax liabilities to be recovered within 12 months	14,459	15,094
—Deferred tax liabilities to be recovered after 12 months	581,781	543,189

	596,240	558,283

—Deferred tax liabilities (net)	123,667	102,894

        The gross movement in the deferred income tax accounts is as follows:

(Amounts in thousands of Euro)	2016	2015

As of January 1	102,894	78,697
Exchange rate difference and other movements	7,229	43,463
Business combinations	30,923	—
Income statements	(16,007)	(13,609)
Tax charge/(credit) directly to equity	(1,372)	(5,658)

At December 31	123,667	102,894

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

15.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets (Amounts in thousands of Euro)	As of January 1, 2016	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2016

Inventories	141,977	8,996	564	17,830	—	169,367
Self-insurance reserves	13,936	329	—	(812)	—	13,453
Net operating loss carry-forwards	32,926	(1,166)	9,162	(3,161)	—	37,761
Rights of return	19,769	558	1,328	(2,596)	—	19,059
Employee-related reserves	91,090	(6,140)	457	(5,646)	1,369	81,130
Occupancy reserves	22,824	(124)	—	624	—	23,324
Trade names	72,071	(10,093)	1,395	(6,399)	—	56,974
Fixed assets	9,811	(860)	927	(428)	—	9,450
Other	50,984	4,366	923	5,778	3	62,054

Total	455,388	(4,134)	14,756	5,190	1,372	472,573

Deferred tax liabilities (Amounts in thousands of Euro)	As of January 1, 2016	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2016

Dividends	7,827	—	—	5,936	—	13,763
Trade names	218,955	1,584	32,374	(18,406)	—	234,507
Fixed assets	79,257	7,785	—	496	—	87,538
Other intangibles	231,640	(520)	12,733	(1,933)	—	241,920
Other	20,604	(5,754)	572	3,090	—	18,512

Total	558,283	3,095	45,679	(10,817)	—	596,240

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

15.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

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

        Deferred income tax assets are recognized for tax loss carry- forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 42.6 million in respect of losses amounting to Euro 160.8 million that can be carried forward against future taxable income. Of the total losses, Euro 89.0 million are indefinite whereas Euro 71.8 million expire as follows:

Year ending December 31: (Amounts in thousands of Euro)

2017	16,704
2018	17,313
2019	20,624
2020	11,250
2021	2,862
Subsequent years	3,062

Total	71,816

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

15.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The Group does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company of Euro 3.8 billion and Euro 3.6 billion in 2016 and 2015, respectively, that are intended to be permanently invested. In connection with the 2016 earnings of certain subsidiaries, the Group has provided for an accrual for income taxes related to dividends from earnings to be paid in 2017.

CURRENT LIABILITIES

16.  SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2016 and 2015, reflect current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2016 and 2015, the Company had unused short-term lines of credit of approximately Euro 651.0 million and Euro 632.0 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l., Luxottica Italia S.r.l, and Salmoiraghi & Viganò maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 349.4 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2016, an aggregate of Euro 100.0 million was outstanding under these credit lines.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with two separate banks for an aggregate maximum credit of Euro 118.5 million ($ 124.9 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2016, these credit lines were not utilized. There was Euro 50.8 million of standby letters of credit outstanding.

        The book value of short-term borrowings is approximately equal to their fair value.

17.  CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in Note 22 "Long-term Debt."

18.  ACCOUNTS PAYABLE

        Accounts payable were Euro 944.4 million as of December 31, 2016 (Euro 927.2 million as of December 31, 2015). The increase in 2016 as compared to 2015 is mainly due to the growth of the business and the strengthening of the foreign currencies in which the Group operates compared to the Euro.

        The carrying value of accounts payable is approximately equal to their fair value.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

19.  INCOME TAXES PAYABLE

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2016	2015

Current year income taxes payable	45,584	76,787
Income taxes advance payment	(28,346)	(42,608)

Total	17,238	34,179

20.  SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2016	2015

Legal Risk	3,243	2,032
Self Insurance	8,540	8,314
Tax Provision	42,421	25,146
Returns	55,761	49,191
Other Risks	35,735	34,096

Total	145,701	118,779

        The roll-forward of short-term provision for risks as of December 31, 2016 and 2015, is as follows:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2014	1,911	6,375	104,076	28,225	47,132	187,719
Increases	1,594	8,431	13,250	19,741	15,700	58,716
Decreases	(1,994)	(7,147)	(93,321)	(11,961)	(16,282)	(130,704)
Foreign translation difference and other movements	521	655	1,140	(1,909)	2,641	3,048

Balance as of December 31, 2015	2,032	8,314	25,146	34,096	49,191	118,779
Increases	1,074	6,199	17,591	15,745	23,546	64,115
Decreases	(268)	(6,310)	(648)	(12,899)	(18,397)	(38,522)
Foreign translation difference and other movements	404	338	333	(1,206)	1,421	1,290

Balance as of December 31, 2016	3,243	8,540	42,421	35,735	55,761	145,701

        Legal risk includes provisions for various litigation matters that have occurred in the ordinary course of business.

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

21. OTHER LIABILITIES

        The balance is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2016	2015

Premiums and discounts	4,322	4,066
Leasing rental	26,398	23,823
Insurance	12,164	11,521
Sales taxes payable	70,180	37,976
Salaries payable	340,754	334,519
Due to social security authorities	49,493	36,119
Sales commissions payable	7,064	7,314
Royalties payable	3,034	3,003
Derivative financial liabilities	2,856	2,173
Other liabilities	159,406	143,231

Total financial liabilities	675,670	603,745

Deferred income	69,596	60,998
Other liabilities	655	6,681

Total liabilities	70,251	67,679

Total other current liabilities	745,921	671,424

        The increase in salaries payable is mainly due to the higher accruals for the acquisition of Salmoiraghi & Viganò (Euro 7.7 million).

        The increase in social security authorities payables is mainly due to the higher payables for "social security" by U.S. subsidiaries of Euro 11.5 million.

        The increase in sales taxes payables is mainly due to the increase in liabilities of our Brazilian subsidiary of Euro 16.1 million and, in general, to the increase of sales.

        The increase in deferred income is mainly due to the increase on advances from customers of Euro 7.7 million.

NON-CURRENT LIABILITIES

22. LONG-TERM DEBT

        Long-term debt was Euro 1,835.0 million (including Euro 154.1 million due in 2017) and Euro 1,760.0 million (including Euro 44.9 million due in 2016) as of December 31, 2016 and 2015, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

22. LONG-TERM DEBT (Continued)

        The roll-forward of long-term debt as of December 31, 2016 and 2015, is as follows (amounts in thousands of Euro):

	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2016	Total

Balance as of January 1, 2016	1,725,967	34,019	1,759,986

Proceeds from new and existing loans/leases	—	18,081	18,081
Repayments	—	(12,696)	(12,696)
Loans assumed in business combinations	—	46,674	46,674
Amortization of fees and interests	1,924	—	1,924
Translation difference	19,941	1,132	21,076

Balance as of December 31, 2016	1,747,832	87,210	1,835,045

	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2015	Total

Balance as of January 1, 2015	2,271,171	44,032	2,315,203

Proceeds from new and existing loans/leases	—	14,410	14,410
Repayments	(614,465)	(28,502)	(642,967)
Loans assumed in business combinations	—	—	—
Amortization of fees and interests	(3,609)	—	(3,609)
Translation difference	72,870	4,079	76,949

Balance as of December 31, 2015	1,725,967	34,019	1,759,986

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. The Group's debt agreements contain certain covenants, including covenants that limit its ability to incur additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2016, the Group was in compliance with these financial covenants.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

22. LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt as of December 31, 2016.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Fair Value (€/ml)	Coupon / Pricing	Interest rate as of December 31, 2016	Maturity

Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	48.6	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	52.0	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	135.3	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	78.4	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	555.7	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	54.2	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	58.6	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	367.5	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	582.9	2.625%	2.625%	February 10, 2024
Bank Loan		Salmoiraghi & Viganò S.p.A.	December 23, 2015	EUR	30,000,000	25,500,000	26.8	2.60%	2.60%	September 30, 2021
Bank Loan		Salmoiraghi & Viganò S.p.A.	December 23, 2015	EUR	20,000,000	20,000,000	22.2	2.80%	2.80%	September 30, 2022

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

        Salmoiraghi & Viganò, at the time that it was acquired by us, was a borrower under the following loan facilities arranged with a syndicate of banks led by Banca Popolare di Milano:

  •
  Line A: a term loan in an outstanding amount of Euro 25.5 million that accrued interest at a rate of six months Euribor (floored at zero) plus a margin of 2.60% with an amortized repayment schedule and maturity on September 30, 2021.

  •
  Line B: a term loan in an outstanding amount of Euro 20 million that accrued interest at a rate of six months Euribor (floored at zero) plus a margin of 2.80% with an amortized repayment schedule and maturity on September 30, 2022.

  •
  Line C: a revolving credit facility in an available amount of Euro 10 million, which was not utilized at December 31, 2016.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

22. LONG-TERM DEBT (Continued)

  •
  Line RCF: a revolving credit facility in an available amount of Euro 10 million, which was not utilized at December 31, 2016.

        The above term loans were repaid in full and the revolving credit facilities were cancelled on February 9, 2017.

        On March 10, 2017, our subsidiary U.S. Holdings gave notice to each of the purchasers of the Series I Notes that this series had been called for prepayment prior to maturity. The Series I Notes were prepaid on April 10, 2017 and are no longer outstanding.

        The fair value of long-term debt as of December 31, 2016 was equal to Euro 1,982.2 million (Euro 1,907.1 million as of December 31, 2015). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating (Level 2 of the valuation hierarchy). The above fair value does not include capital lease obligations of Euro 42.4 million.

        Interest accrued and not yet paid of Euro 35.8 million (Euro 35.2 million as of December 31, 2015) is classified under current liabilities.

        Long-term debt, including capital lease obligations, as of December 31, 2016 matures as follows:

Year ended December 31, (Amounts in thousands of Euro)

2017	154,094
2018	137,956
2019	585,276
2020	107,802
2021	342,315
Subsequent years	515,795
Effect deriving from the adoption of the amortized cost method	(8,192)

Total	1,835,045

        Long-term debt includes finance lease liabilities of Euro 42.4 million (Euro 33.6 million as of December 31, 2015).

(Amounts in thousands of Euro)	2016	2015

Gross finance lease liabilities:
—no later than 1 year	13,734	10,600
—later than 1 year and no later than 5 years	31,869	22,184
—later than 5 years	58	3,843

	45,661	36,627

Future finance charges on finance lease liabilities	3,264	3,072

Present values of finance lease liabilities	42,397	33,555

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

22. LONG-TERM DEBT (Continued)

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2016	2015

—no later than 1 year	12,100	9,467
—later than 1 year and no later than 5 years	30,242	20,414
—later than 5 years	55	3,674

Present values of finance lease liabilities	42,397	33,555

23. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 159.4 million (Euro 136.2 million as of December 31, 2015). The balance mainly included liabilities for termination indemnities of Euro 56.3 million (Euro 47.8 million as of December 31, 2015), liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 98.5 million (Euro 88.4 million as of December 31, 2015) and the liabilities related to long-term incentive plan approved by Board of Directors in October 2016 (Euro 4.6 million). The increase in 2016 is mainly due to a decrease in the discount rates used to determine the liabilities. Actuarial gains recorded in the statement of other comprehensive income which will never reverse to profit and loss in future periods total Euro 15.2 million.

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2016 amounted to Euro 44.7 million (Euro 38.0 million as of December 31, 2015).

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute for Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 and continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        This liability as of December 31, 2016 represents the estimated future payments required to settle the obligation resulting from employee service, determined using the actuarial techniques required by IAS 19, excluding the component related to the future salary increases.

        Contribution expense to pension funds was Euro 25.0 million, Euro 20.6 million and Euro 22.2 million for 2016, 2015 and 2014, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

23. EMPLOYEE BENEFITS (Continued)

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2016	2015	2014

ECONOMIC ASSUMPTIONS

Discount rate	1.31%	2.00%	1.50%

Annual TFR increase rate	2.63%	2.81%	2.81%

Mortality tables:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48

Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2016	2015	2014

Liabilities at the beginning of the period	38,019	41,771	38,095
Expenses for interests	746	614	1,160
Change in the revaluation rate	—	—	(750)
Actuarial loss (income)	1,617	(2,611)	5,804
Benefits paid	(1,484)	(1,755)	(2,538)
Business combination	5,832	—	—

Liabilities at the end of the period	44,729	38,019	41,771

        The following table shows how the liabilities for employee benefits would change if the main assumptions changed:

(Amounts in thousands of Euro)	Actuarial valuation rate		Annual inflation rate		Annual turnover rate

Sensitivity	+0.5%	–0.50%	+0.25%	–0.25%	+2.00%	–2.00%
Past service liability	37,169	40,759	39,426	38,379	38,492	39,376

        The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur. When calculating the sensitivity of the employee benefit obligations to significant actuarial assumptions, the same methodology has been applied as when calculating the liabilities recognized within the statements of financial position.

Pension funds

        Qualified Pension Plans—U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

23. EMPLOYEE BENEFITS (Continued)

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

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

23. EMPLOYEE BENEFITS (Continued)

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2015	683,753	(609,389)	74,364

Service Cost	31,033	2,434	33,467
Interest expense/(income)	30,603	(28,334)	2,270

Remeasurement:
Return on plan assets	—	36,190	36,190
(Gain)/loss from financial assumption changes	(36,263)	—	(36,263)
(Gain)/loss from demographic assumption changes	(3,865)	—	(3,865)
Experience (gains)/losses	(6,967)	—	(6,967)

Employer contributions	—	(32,660)	(32,660)
Benefit payment	(23,790)	23,790	—
Translation difference	78,580	(70,164)	8,416

At December 31, 2015	753,083	(678,133)	74,950

Lux Pension Plan	Benefit Obligation	Plan Assets	Total

At January 1, 2016	753,083	(678,133)	74,950

Service Cost	27,099	2,927	30,026
Interest expense/(income)	27,781	(25,380)	2,401

Remeasurement:
Return on plan assets	—	(28,999)	(28,999)
(Gain)/loss from financial assumption changes	23,812	—	23,812
(Gain)/loss from demographic assumption changes	(3,321)	—	(3,321)
Experience (gains)/losses	20,914	—	20,914

Employer contributions	—	(43,409)	(43,409)
Benefit payment	(24,142)	24,142	—
Translation difference	28,414	(25,876)	2,539

At December 31, 2016	853,640	(774,729)	78,912

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

23. EMPLOYEE BENEFITS (Continued)

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2014	8,689	—	8,689

Service Cost	535	—	535
Interest expense/(income)	409	—	409

Loss/(gain) due to settlement	(6)	—	(6)
Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	724	—	724
(Gain)/loss from demographic assumption changes	(19)	—	(19)
Experience (gains)/losses	1,116	—	1,116

Employer contributions	—	(2,763)	(2,763)
Benefit payment	(250)	250	—
Settlements	(2,513)	2,513	—
Translation difference	1,185	—	1,185

At December 31, 2014	9,870	—	9,870

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2015	9,870	—	9,870

Service Cost	518	—	518
Interest expense/(income)	407	—	407

Loss/(gain) due to settlement
Remeasurement:
Unexpected return on plan assets
(Gain)/loss from financial assumption changes	90	—	90
(Gain)/loss from demographic assumption changes	(19)	—	(19)
Experience (gains)/losses	(503)	—	(503)

Employer contributions	—	(1,557)	(1,557)
Benefit payment	(31)	31	—
Settlements	(1,526)	1,526	—
Translation difference	1,112	—	1,112

At December 31, 2015	9,918	—	9,918

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

23.  EMPLOYEE BENEFITS (Continued)

SERP	Benefit Obligation	Plan Assets	Total

At January 1, 2016	9,918	—	9,918

Service Cost	790	—	790
Interest expense/(income)	407	—	407

Loss/(gain) due to settlement	—	—	—
Remeasurement:
Unexpected return on plan assets	—	—	—
(Gain)/loss from financial assumption changes	207	—	207
(Gain)/loss from demographic assumption changes	(25)	—	(25)
Experience (gains)/losses	2,226	—	2,226

Employer contributions	—	(469)	(469)
Benefit payment	(32)	32	—
Settlements	(437)	437	—
Translation difference	484	(1)	483

At December 31, 2016	13,539	—	13,539

        During 2016, 2015 and 2014, the Lux SERP settled a portion of its benefit obligations through lump-sum cash payments to certain plan participants.

        The following tables show the main assumptions used to determine the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2016	2015	2016	2015

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.28%	4.56%	3.87/3.98%	4.05/4.30%
Rate of compensation increase	7%/4%/3%	7%/4%/3%	7%/4%/3%	7%/4%/3%
Mortality Table	RP-2014	RP-2014	RP-2014	RP-2014

        U.S. Holdings' discount rate is developed using a third party yield curve derived from non-callable bonds of at least an AA rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issued is required to have at least USD 250 million outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate. U.S. Holdings uses an assumption for salary increases based on a graduated approach of historical experience. U.S. Holdings' experience shows salary increases that typically vary

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

23.  EMPLOYEE BENEFITS (Continued)

by age. The sensitivity of the defined benefit obligation to changes in the significant assumptions is (amounts in thousands):

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption		Decrease in assumption

		Pension Plan	SERPs	Pension Plan	SERPs
Discount rate	1.0%	(91,584)	(955)	110,336	1,155
Rate of compensation increase	1% for each age group	8,758	952	(7,854)	(750)

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

        In 2014, a new investment policy was implemented which applies a dynamic asset allocation strategy. A dynamic asset allocation strategy invests in both return-seeking assets and liability-hedging assets and the allocation between these asset classes varies based upon the Plan's funded ratio.

        Return-seeking assets consist of funds focused on U.S. equity, global equity, non-US equity, and global REITs. Liability-hedging assets are fixed income investments. As the funded ratio of the Plan increases, the weight of liability-hedging assets increases. As of December 31, 2016 the Plan's asset allocation was within the guidelines described in the investment policy. The table below shows the asset classes as percentage of total assets:

Asset Class	Percentage of Total Assets

Fixed Income Funds	35%
U.S. Equity Funds	22%
International and Global Equity Funds	37%
Global Real Estate Funds	6%
Money Market Funds	0%
Cash and Equivalents	0%

        Plan assets are invested in various funds which employ both passive and active management strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks a particular index while active strategies employ investment managers seeking to manage the fund's

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

23.  EMPLOYEE BENEFITS (Continued)

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

        Contributions—U.S. Holdings expects to contribute Euro 32.0 million to its pension plan and Euro 1.5 million to the SERP in 2017.

        Duration—The weighted average duration of the pension defined benefit obligations is 11.7 years while the weighted average duration of the SERPs is 7.5 years. The following table provides the undiscounted estimated future benefit payments (amounts in thousands):

Estimated Future Benefit Payments	Pension Plan	SERPs

2017	33,237	1,537
2018	34,436	1,506
2019	42,998	872
2020	49,070	608
2021	51,044	760
2022 - 2026	288,907	6,057

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability, and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2016 and 2015, was Euro 1.0 million and Euro 0.8 million, respectively.

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2016 and 2015, the accrued liability related to these benefits was Euro 0.7 million and Euro 0.6 million, respectively.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who, were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.4 million and Euro 0.5 million on each of December 31, 2016 and 2015.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2016, 2015 and 2014 was Euro 14.9 million, Euro 13.2 million and Euro 9.5 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

23.  EMPLOYEE BENEFITS (Continued)

        In Australia and Hong Kong, the Group makes mandatory contributions to superannuation retirement funds. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disability or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

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

        The plan liability of Euro 1.1 million at each of December 31, 2016 and 2015, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2016, 2015 and 2014 and expected contributions are immaterial.

        For 2017, a 6.8% (7.2% for 2016 and 8.0% for 2015) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 4.5% for 2024 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 4.3% at December 31, 2016, 4.5% at December 31, 2015 and 4.2% at December 31, 2014. A 1.0% increase or decrease in the discount rate would not have a material impact on the postretirement benefit obligation.

24.  NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	December 31, 2016	December 31, 2015

Legal Risk	13,069	9,943
Self-insurance	25,735	26,922
Tax Provision	40,945	35,640
Other Risks	42,358	32,003

Total	122,107	104,508

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

24.  NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES (Continued)

        The roll-forward of the non-current provisions for risks and other charges, is as follows:

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2014	10,755	24,548	48,771	15,149	99,223

Increases	3,734	10,547	4,863	8,365	27,509
Decreases	(2,787)	(11,093)	(386)	(10,379)	(24,644)
Translation difference and other movements	(1,759)	2,919	(17,608)	18,868	2,420

Balance as of December 31, 2015	9,943	26,922	35,640	32,003	104,508

Increases	2,317	7,166	4,242	20,840	34,564
Decreases	(2,856)	(9,091)	(20)	(21,127)	(33,094)
Translation difference and other movements	3,666	738	1,083	10,643	16,129

Balance as of December 31, 2016	13,069	25,735	40,945	42,358	122,107

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 6.0 million (Euro 5.8 million as of December 31, 2015) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.7 million (Euro 0.5 million as of December 31, 2015).

        Other risks include the effects of the business combination described in Note 4—Business Combinations.

        The Company is self-insured for certain types of losses (please refer to Note 20 "Short-term Provisions for Risks and Other Charges" for further details).

25.  OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 79.8 million and Euro 91.4 million as of December 31, 2016 and 2015, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 43.4 million and Euro 44.9 million as of December 31, 2016 and 2015, respectively.

26.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of December 31, 2016 amounted to Euro 29,050,564.98 and was comprised of 484,176,083 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of December 31, 2015 amounted to Euro 28,019,199.98 and was comprised of 483,653,333 ordinary shares with a par value of Euro 0.06 each.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

26.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

        Following the exercise of 522,750 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 31,365 during 2016.

        The total options exercised in 2016 were 522,750, of which 5,000 refer to the 2007 grant, 42,000 refer to the 2008 grant, 211,000 refer to the 2009 extraordinary grant (reassignment of the 2006 performance grant), 50,500 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 9,750 refer to the 2009 ordinary grant, 37,000 refer to the 2010 ordinary grant, 54,500 refer to the 2011 ordinary grant and 113,000 refer to the 2012 ordinary grant.

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

Treasury shares

        Treasury shares were equal to Euro (269.8) million as of December 31, 2016 (Euro (68.6) million as of December 31, 2015). The increase of Euro 201.1 million was primarily due to purchase of 4,883,327 ordinary shares for Euro 217.8 million. This amount was partially offset by the grants to certain top executives in the amount of Euro 16.7 million equaling 830,054 treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2013 Performance Share Plan ("PSP"). As a result, the number of Group treasury shares was increased from 3,145,865 as of December 31, 2015 to 7,199,138 as of December 31, 2016.

27.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 5.9 million and Euro 5.2 million as of December 31, 2016 and December 31, 2015, respectively. The increase was mainly due to net income for the period of Euro 1.8 million and changes in the translation reserve of Euro 1.2 million. The increase was partially offset by the payment of dividends to non-controlling interests for Euro 2.3 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

28.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

REVENUES BY CATEGORY

        The break-down of revenues by category is as follows (amounts in thousands of Euro):

	2016	2015	2014

Sales of products	8,263,373	8,315,968	7,138,541
Vison care business	664,641	382,828	388,126
Eye-exam and related professional fees	113,017	113,461	105,860
Franchisee revenues	44,676	24,321	19,790

Total net sales	9,085,707	8,836,578	7,652,317

ANALYSIS OF EXPENSES BY NATURE

        The reconciliation of the expenses by function to the expenses by nature is as follows (amounts in thousands of Euro):

	2016	2015	2014

Cost of sales	3,153,264	2,835,426	2,574,685
Selling and advertising	3,626,962	3,537,224	3,013,399
General and administrative	960,214	1,087,484	906,620

Total expenses by function	7,740,440	7,460,134	6,494,704

Employee benefits expense	2,643,472	2,619,390	2,241,514
Consumption	1,483,179	1,447,548	1,347,155
Production costs	628,412	427,596	416,717
Logistics costs	188,829	185,791	160,855
Depreciation and amortization	512,842	476,888	383,996
Operating lease expense	713,383	684,445	573,091
Advertising media and promotion expenses	331,782	341,749	287,519
Trade marketing	180,801	185,192	167,955
Royalties	169,890	168,669	149,952
Share-based compensation expense	9,577	49,692	31,826
Other	878,272	873,174	734,123

Total expenses by nature	7,740,440	7,460,134	6,494,704

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

28.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2016	2015	2014

Interest expense on bank overdrafts	(1,131)	(902)	(1,346)
Interest expense on loans	(68,042)	(92,138)	(95,409)
Financial expense on derivatives	(7,841)	(8,322)	(6,728)
Other interest expense	(4,514)	(5,077)	(6,176)

Total interest expense	(81,528)	(106,439)	(109,659)

INTEREST INCOME	2016	2015	2014

Interest income on bank accounts	8,969	8,100	9,103
Financial income on derivatives	3,205	1,666	804
Interest income on loans	3,296	1,424	1,765

Total interest income	15,469	11,190	11,672

OTHER—NET	2016	2015	2014

Other—net from derivative financial instruments and translation differences	1,261	(4,794)	711
Other—net	38,225	1,512	(256)

Total other—net	39,486	(3,282)	455

        The decrease in financial expenses is primarily due to the repayment in November 2015 of Euro 500 million of bonds.

        Other-net includes the gain from the remeasurement of the previously held investment in Salmoiraghi & Viganò at its acquisition date fair value. For additional details please refer to Note 4—Business Combination.

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2016	2015	2014

Current taxes	(482,379)	(484,652)	(424,966)
Deferred taxes	16,007	13,610	10,900

Total income tax provision	(466,373)	(471,042)	(414,066)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

28.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2016	2015	2014

Italian statutory tax rate	31.4%	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	4.1%	4.1%	4.8%
Accrual for tax audit of Luxottica S.r.l. of Euro 30.3 million (fiscal years 2008 to 2011)	—	—	2.9%
Adjustment for restructuring and reorganization expenses and other adjusting income/expenses	(0.1)%	0.6%	—
Aggregate other effects	—	0.8%	—

Effective rate	35.4%	36.9%	39.1%

29. COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements the Group is required to pay a royalty generally ranging from 5% to 14% of net sales of the related collection. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5% and 15% of net sales of the related collection). These agreements—which typically have terms ranging from 4 to 10 years—can typically be terminated early by either party for certain reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds or management objectives ("MBOs") and, under certain conditions, a change in control of Luxottica Group S.p.A.

        Minimum payments required in each of the years subsequent to December 31, 2016 are detailed as follows (amounts in thousands of Euro):

Year ending December 31

2017	143,194
2018	147,972
2019	133,625
2020	133,562
2021	111,739
Subsequent years	353,582

Total	1,023,674

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

29. COMMITMENTS AND RISKS (Continued)

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2017 and 2027 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimum contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short- term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2016	2015	2014

Minimum lease payments	452,000	434,172	377,570
Additional lease payments	158,883	153,792	134,113
Sublease payments received	(32,692)	(28,502)	(23,029)

Total	578,190	559,462	488,654

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Year ending December 31 (Amounts in thousands of Euro)

2017	385,609
2018	301,284
2019	237,196
2020	188,651
2021	143,459
Subsequent years	287,326

Total	1,543,525

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase, and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

29. COMMITMENTS AND RISKS (Continued)

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments are as follows:

Year ending December 31 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2017	8,616	76,209	36,803
2018	3,189	14,330	33,754
2019	660	11,863	30,866
2020	812	5,483	24,154
2021	37	4,956	14,823
Subsequent years	—	549	126

Total	13,314	113,391	140,526

Guarantees

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 3.8 million (USD 4.0 million) at December 31, 2016 (Euro 7.8 million at December 31, 2015 and Euro 3.3 million at December 31, 2014). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2016, 2015 and 2014. The liability expires at various dates through January 31, 2020.

Litigation

French Competition Authority Investigation

        Luxottica's French subsidiaries, Luxottica France S.A.S.U., Alain Mikli International S.A.S.U. and Mikli Diffusion France S.A.S.U. (collectively, the "French Subsidiaries"), together with other major competitors in the French eyewear industry, have been the subject of an investigation conducted by the French Competition Authority (the "FCA") relating to pricing and sales practices in the industry. In May 2015, the Company and the French Subsidiaries received a statement of objections from the FCA (the "Statement of Objections"). The Statement of Objections contained the FCA's preliminary position on alleged anti-competitive practices and did not prejudice its final decision.

        In August 2015, the Company and the French Subsidiaries filed detailed responses to the Statement of Objections. During 2016, the FCA requested additional information, as it is typical in this kind of proceeding. In July 2016, the FCA issued a report (the "Report") responding to the observations submitted by the companies involved in the investigation. In October 2016, Luxottica filed its statement of defense responding to the FCA's Report. Following such filing, a final hearing was held on December 15, 2016. On February 24, 2017, Luxottica was notified of the FCA's decision in connection with the proceeding. The FCA concluded that there was insufficient evidence to confirm the anti-competitive practices alleged in the Report and referred the case back to FCA's investigation

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

29. COMMITMENTS AND RISKS (Continued)

services department for further review and possibly the issuance of a supplementary statement of objections. No fines or sanctions were imposed in connection with the FCA's ruling.

        Given the current status of this investigation, the Company, together with its external legal advisors, has assessed the risk of the potential liability to be not probable and concluded that it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on the Company's results of operations and financial condition.

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

30. RELATED PARTY TRANSACTIONS

License Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by Claudio Del Vecchio, a son of the Group's Executive Chairman and majority stockholder. The license expired on December 31, 2015 and was renewed until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.9 million in 2016, Euro 0.9 million in 2015 and Euro 0.8 million in 2014.

Lease of Office Building

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Cadorna 3, Milan, Italy. The lease is for a period of seven years and five months and may be renewed for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which is a related party of Delfin S.à r.l., an entity that is controlled by the Company's Executive Chairman, Leonardo Del Vecchio. In accordance with the procedure on related parties adopted by the Company and CONSOB regulation n. 17221/2010 and in light of the lease value, the agreement qualifies as a minor transaction with related parties. On March 31, 2014, the Risk and Control Committee, which is composed solely of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering into the lease as well as on the convenience and fairness of the related conditions. The Company incurred lease expenses in 2016, 2015 and 2014 of Euro 4.7 million, Euro 3.8 million and Euro 2.0 million, respectively.

Resignation of Former CEOs

        On September 1, 2014, Andrea Guerra left as the Group's chief executive officer. Pursuant to his termination agreement, Luxottica paid Mr. Guerra a redundancy incentive payment equal to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

30. RELATED PARTY TRANSACTIONS (Continued)

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

Delfin Share Award

        On May 4, 2015, the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Executive Chairman and founder, Mr. Leonardo Del Vecchio. This share award is a gift from the founder. An aggregate amount of 119,755 Luxottica Group treasury shares, with a total value of Euro 7.4 million, was granted on October 12, 2015 and accounted for in accordance with IFRS 2. Delfin S.à r.l. has reimbursed the Company for the value of this share grant.

Technology Advisory Arrangements

        On March 1, 2016, Mr. Francesco Milleri was appointed as a Director with Deputy Functions of the Company. In the first three months of 2017 and during 2016, 2015 and 2014, the Company and certain of its subsidiaries entered into transactions with entities owned or controlled by Mr. Milleri primarily related to the implementation of the Group's updated IT platform. Amounts related to these transactions were Euro 11.9 million, Euro 16.5 million and Euro 4.9 million for 2016, 2015 and 2014, respectively. In 2016, the Company also negotiated a two-year master agreement with the companies owned or controlled by Mr. Milleri for services related to the Group's IT platform with a total value of approximately Euro 20 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

30. RELATED PARTY TRANSACTIONS (Continued)

        A summary of related party transactions as of December 31, 2016, 2015 and 2014, is provided below.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2016 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	152	916	4	265
Eyebiz Laboratories Pty Limited	1,127	44,342	11,940	13,362
Salmoiraghi & Viganò*	21,876	46	—	—
Milleri's Group**	—	1,616	10,296	5,155
Others	336	7,554	2,765	2,377

Total	23,491	54,474	25,005	21,159

*
Until acquisition date, for additional details please refer to Note 4—Business combinations.

**
Relating to capital expenditures from the date Mr. Milleri was identified as a Related Party.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2015 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	416	768	29	336
Eyebiz Laboratories Pty Limited	5,563	53,104	10,682	16,358
Salmoiraghi & Viganò	16,848	1	56,361	517
Others	2,457	8,947	10,384	552

Total	25,284	62,820	77,456	17,763

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2014 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	452	1,108	202	292
Eyebiz Laboratories Pty Limited	5,642	54,834	10,233	17,144
Salmoiraghi & Viganò	13,753	11	51,076	183
Others	2,214	23,845	2,190	3,318

Total	22,061	79,798	63,701	20,937

        Total remuneration due to key managers amounted to approximately Euro 24.7 million, Euro 50.8 million and Euro 53.1 million in 2016, 2015 and 2014, respectively.

        The Lux Pension Plan, described in Note 23 "Employee Benefits," has been identified as a related party. The expense to manage the plan amounts was Euro 1.0 million in 2016.

        In 2016 and 2015, transactions with related parties resulted in a cash outflow of approximately Euro 21.1 million and Euro 54.6 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

31. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2016, 2015 and 2014 amounting to Euro 850.5 million, Euro 804.1 million and Euro 642.6 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2016 were equal to Euro 1.77, compared to Euro 1.68 and Euro 1.35 in 2015 and 2014, respectively. Diluted earnings per share in 2016 were equal to Euro 1.77 compared to Euro 1.67 and Euro 1.34 in 2015 and 2014, respectively.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2016	2015	2014

Weighted average shares outstanding—basic	479,225,730	479,553,693	475,947,763
Effect of dilutive stock options	799,801	2,519,669	3,299,427
Weighted average shares outstanding—dilutive	480,025,531	482,073,361	479,247,190
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	1,433,625	2,015,627	1,641,383

32.  DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2016 and 2015 (amounts in thousands of Euro):

	2016		2015
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	6,428	(2,856)	2,055	(2,173)

Total	6,428	(2,856)	2,055	(2,173)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	—
Forward contracts—cash flow hedge	—	—	—	—

Total	—	—	—	—

Current portion	6,428	(2,856)	2,055	(2,173)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

32.  DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  Interest rate swaps

        As of December 31, 2016 and 2015, there were no interest rate swap instruments.

33.  SHARE-BASED PAYMENTS

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

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,909,800 options of which, as of December 31, 2016, 33,676,083 have been exercised.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

33.  SHARE-BASED PAYMENTS (Continued)

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 Ordinary Plan	3,380,400	2,716,600
1999 Ordinary Plan	3,679,200	3,036,800
2000 Ordinary Plan	2,142,200	1,852,533
2001 Ordinary Plan	2,079,300	1,849,000
2002 Ordinary Plan	2,348,400	2,059,000
2003 Ordinary Plan	2,397,300	2,199,300
2004 Ordinary Plan	2,035,500	1,988,300
2005 Ordinary Plan	1,512,000	1,332,000
2006 Ordinary Plan(*)	1,725,000	70,000
2007 Ordinary Plan(*)	1,745,000	20,000
2008 Ordinary Plan	2,020,500	1,624,300
2009 Ordinary Plan	1,050,000	753,000
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to non-US beneficiaries	2,060,000	1,797,000
2009 Ordinary Plan: reassignment of options granted under the 2006 and 2007 Ordinary Plans to US beneficiaries	825,000	625,000
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	1,100,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	4,036,000
2009 Performance Plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,325,000
2010 Ordinary Plan	1,924,500	1,459,000
2011 Ordinary Plan	2,039,000	1,524,000
2012 Ordinary Plan	2,076,500	1,309,250

Total	55,909,800	33,676,083

(*)
The plan was reassigned in 2009.

        On April 29, 2013, a Performance Shares Plan for senior managers within the Company as identified by the Board (the "2013 PSP") was adopted. The beneficiaries of the 2013 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board are achieved over a specified three-year period.

        On April 29, 2014, the Board granted certain of the Group's key employees 1,004,400 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,205,280 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2014 through 2016. Management expects that the target will be met. As of December 31, 2016, 209,640 of the maximum units granted had been forfeited.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

33.  SHARE-BASED PAYMENTS (Continued)

        On May 4, 2015, the Board of Directors granted certain of the Group's key employees 1,318,300 rights to receive ordinary shares, which may be increased by 20% up to a maximum of 1,581,960 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2015 through 2017. As of December 31, 2016, 552,120 of the maximum units granted had been forfeited.

        On May 4, 2015, the Board of Directors of Luxottica Group S.p.A. approved the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Executive Chairman and founder, Mr. Leonardo Del Vecchio. This share award is a gift from the founder. An aggregate amount of 119,755 Luxottica Group treasury shares, with a total value of Euro 7.4 million, was granted on October 12, 2015 and accounted for in accordance with IFRS 2. Delfin S.à r.l. has reimbursed the Company for the value of this share grant.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

33.  SHARE-BASED PAYMENTS (Continued)

        Movements reported in the various stock option and performance share plans in 2016 are reported below:

	Exercise price	Currency	No. of options outstanding as of December 31, 2015	Granted options	Forfeited options	Exercised options/vested units	Expired options	No. of options outstanding as of December 31, 2016

2007 Ordinary Plan	24.03	Euro	5,000	—	—	(5,000)	—	—
2008 Ordinary Plan	18.08	Euro	86,700	—	(5,000)	(42,000)	—	39,700
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	30,000	—	—	(6,000)	—	24,000
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	16,750	—	—	(3,750)	—	13,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	68,000	—	—	(25,000)	—	43,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	15.03	Euro	40,500	—	(5,000)	(25,500)	—	10,000
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	400,000	—	—	(186,000)	—	214,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	50,000	—	—	(25,000)	—	25,000
2010 Ordinary Plan—for citizens not resident in the U.S.	20.72	Euro	115,000	—	—	(37,000)	—	78,000
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	33,000	—	—	—	—	33,000
2011 Ordinary Plan—for citizens not resident in the U.S.	22.62	Euro	135,000	—	—	(41,500)	—	93,500
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	84,000	—	—	(13,000)	—	71,000
2012 Ordinary Plan—for citizens not resident in the U.S.	26.94	Euro	439,000	—	(33,500)	(88,500)	—	317,000
2012 Ordinary Plan—for citizens resident in the U.S	28.32	Euro	158,750	—	(5,000)	(24,500)	—	129,250
PSP 2012		Euro	—	—	—	—		—
PSP 2013	—	Euro	1,066,680	—	(236,626)	(830,054)	—	—
PSP 2014	—	Euro	1,083,180	—	(82,920)	—	—	1,000,260
PSP 2015 (ordinary)	—	Euro	848,880	—	(92,640)	—	—	756,240
PSP 2015 (extraordinary)	—	Euro	601,200	—	(327,600)	—	—	273,600

Total			5,261,640	—	(788,286)	(1,352,804)	—	3,120,550

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

33.  SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2016 are summarized in the following table:

Number of options exercisable as of December 31, 2016

2007 Plan	—
2008 Plan	39,700
2009 Ordinary plan—for citizens not resident in the U.S.	24,000
2009 Ordinary plan—for citizens resident in the U.S.	13,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	43,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	10,000
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	214,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	25,000
2010 Plan—for citizens not resident in the U.S.	78,000
2010 Plan—for citizens resident in the U.S.	33,000
2011 Plan—for citizens not resident in the U.S.	93,500
2011 Plan—for citizens resident in the U.S.	71,000
2012 Plan—for citizens not resident in the U.S.	317,000
2012 Plan—for citizens resident in the U.S.	129,250

Total	1,090,450

        The remaining contractual life of plans in effect on December 31, 2016 is highlighted in the following table:

Remaining contractual life in years

2008 Ordinary Plan	0.20
2009 Ordinary plan for citizens not resident in the U.S.	1.35
2009 Ordinary plan for citizens resident in the U.S.	1.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	0.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	1.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	1.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	1.45
2010 Ordinary Plan—for citizens not resident in the U.S.	2.33
2010 Ordinary Plan—for citizens resident in the U.S.	2.33
2011 Ordinary Plan—for citizens not resident in the U.S.	3.33
2011 Ordinary Plan—for citizens resident in the U.S.	3.33
2012 Ordinary Plan—for citizens not resident in the U.S.	4.35
2012 Ordinary Plan—for citizens resident in the U.S.	4.35

        With regards to the options exercised during the course of 2016, the weighted average share price of the shares in 2016 was equal to Euro 47.715.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

33.  SHARE-BASED PAYMENTS (Continued)

        The Group did not record expenses for the ordinary stock option plans in 2016 as options were all vested as of the end of 2015. The Group recorded an expense of Euro 1.6 million and Euro 6.1 million in 2015 and 2014, respectively. For the 2010, 2011, 2012, 2013, 2014 and 2015 PSPs, the Group recorded an expense of Euro 9.5 million, Euro 40.7 million and Euro 24.9 million in 2016, 2015 and 2014, respectively.

        The PSP plans are conditional upon satisfying service as well as performance conditions.

34.  DIVIDENDS

        In May 2016, the Company distributed aggregate dividends to its stockholders of Euro 427.7 million equal to Euro 0.89 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.3 million. During 2015, the Company distributed aggregate dividends to its stockholders of Euro 689.7 million equal to Euro 1.44 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.1 million.

35.  CAPITAL MANAGEMENT

        The Group's objectives when managing capital are to safeguard the Group's ability to continue, as a going concern, to provide returns to shareholders, and benefit to other stockholders and to maintain an optimal capital structure to reduce the cost of capital.

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

        The table below provides the Group's gearing ratio for 2016 and 2015 as follows:

	(amounts in millions of Euro 2016	2015

Total borrowings (notes 16, 17 and 22)	2,043.9	1,870.4
Less cash and cash equivalents (note 6)	(866.9)	(864.9)

Net financial position (note 22)	1,177.0	1,005.6
Total equity (note 26)	5,754.4	5,417.7

Capital	6,931.4	6,423.3

Gearing ratio	17.0%	15.7%

36.  SUBSEQUENT EVENTS

        On January 15, 2017, Luxottica's controlling shareholder, Delfin S.à r.l. ("Delfin"), and Essilor entered into a combination agreement, pursuant to which Delfin and Essilor have agreed to a strategic combination of Luxottica's and Essilor's respective businesses (the "Combination"). As part of the transaction, Delfin has agreed to contribute its entire equity stake in Luxottica to Essilor in exchange for

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

36.  SUBSEQUENT EVENTS (Continued)

newly-issued Essilor shares (the "Contribution"), and Essilor (to be renamed "EssilorLuxottica" after completion of the contemplated Contribution) will subsequently make an offer to acquire all of the remaining issued and outstanding shares of Luxottica in accordance with Italian law (the "Offer"). In addition, as part of the transaction, Essilor is expected to implement a "hive-down" or similar contribution of substantially all its activities to a wholly-owned subsidiary to be renamed "Essilor International," following which Essilor will become a holding company for the combined business under the new name "EssilorLuxottica." Immediately following the transaction, Delfin is expected to own between 31% and 38% of the outstanding shares of EssilorLuxottica on a fully diluted basis (depending on the acceptance rate of the Offer) and be the largest shareholder of the combined company. The voting rights of each shareholder of EssilorLuxottica will be capped at 31%, subject to a formula, and any double voting rights in respect of the Essilor shares will be cancelled. Completion of the transaction is subject to Essilor's Works Councils' information and consultation procedure in accordance with French law (which was successfully completed on March 6, 2017) and the satisfaction of certain other conditions, including (i) written confirmation from the Autorité des marchés financiers (the "AMF") that the transaction will not require Delfin to make a mandatory tender offer for Essilor's shares (which was received on April 12, 2017), (ii) completion of the hive-down, (iii) clearances (including as a result of the expiration of the relevant waiting period) from competition authorities in the European Union, the United States, China, Brazil and Canada and (iv) the requisite approvals from Essilor's shareholders.

        The combination agreement will terminate automatically if (i) Essilor has failed to convene its general shareholders' meeting to approve, among other things, the Contribution (which meeting is to be held no later than May 30, 2017), (ii) Essilor's general shareholders' meeting has failed to approve, among other things, the Contribution or (iii) Essilor's special meeting of shareholders (to be held no later than May 30, 2017) has failed to approve the cancellation of double voting rights in respect of the Essilor shares. Either Delfin or Essilor may elect to terminate the combination agreement if (i) the conditions precedent (other than those relating to obtaining the requisite approval of Essilor's shareholders) have not been waived or satisfied and the Contribution has not been completed by June 30, 2018 or (ii) any of the necessary competition authority approvals has been denied (and such denial has become final, binding and non-appealable) or an order permanently preventing the consummation of the transaction or the satisfaction of any conditions precedent has become final, binding and non-appealable.

        Upon consummation of the Combination, Luxottica's Executive Chairman, Leonardo Del Vecchio, is intended to serve as Executive Chairman and CEO of EssilorLuxottica. Essilor's Chairman and CEO, Hubert Sagnières, is intended to serve as Executive Vice-Chairman and Deputy CEO of EssilorLuxottica with equal powers as the Executive Chairman and CEO. Leonardo Del Vecchio and Hubert Sagnières are also intended to keep their positions of Executive Chairman of Luxottica and Chairman and CEO of Essilor International, respectively. The EssilorLuxottica Board of Directors will consist of sixteen members: eight members nominated by Essilor (comprising Hubert Sagnières, two Essilor employee representatives, one representative of Valoptec Association, an organization whose members are employee-shareholders of Essilor, and four independent members from the current Board of Directors of Essilor) and eight members nominated by Delfin (comprising Leonardo Del Vecchio, three Delfin representatives and four independent members designated by Delfin after consultation with Essilor (unless those directors are chosen from among the current Luxottica board members, in which case no consultation is required)). Essilor International, after completion of the hive-down described above, and Luxottica will each maintain its Board of Directors.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2016

36.  SUBSEQUENT EVENTS (Continued)

        On January 29, 2017 Luxottica U.S. Holding repaid its Series D Notes that were issued in a private placement on January 29, 2010. For further details, please refer to Note 22—Long-Term Debt.

        On January 30, 2017 the Board of Directors of Luxottica Group authorized the early repayment of Luxottica U.S. Holdings' Series I Notes that were issued in a private placement on December 15, 2011. For further details, please refer to Note 22—Long-Term Debt.

        On January 30, 2017, Luxottica Group signed an agreement with the current shareholders of Óticas Carol under which Luxottica will acquire 100% of Óticas Carol, one of the largest optical franchisors in Brazil with approximately 950 locations. Established in 1997, Óticas Carol sells a broad range of prescription frames and sunglasses. The transaction, which is valued at Euro 110 million, remains subject to customary regulatory approvals and is expected to close in the second half of 2017.

        On February 9, 2017, Salmoiraghi & Viganò prepaid and cancelled its revolving credit facilities. For further details, please refer to Note 22—Long-Term Debt.

        On February 23, 2017, the Group announced the signing of a multi-year licensing agreement with Ferrari S.p.A. for the design, manufacture, distribution and sale of a range of Ferrari and Ray-Ban branded eyewear.

        On February 24, 2017, the Company received notice from the French Competition Authority regarding its decision about the legal proceeding described in Note 29. Please refer to Note 29 for additional details.

        On March 10, 2017, the Company entered into two Euro 250 million term facility agreements, each of which is guaranteed by our subsidiary, Luxottica U.S. Holdings Corp. One of the facilities is with Banca IMI S.p.A. as mandated lead arranger and Intesa Sanpaolo S.p.A. as original lender. The other is with Natixis S.A.—Milan Branch as both mandated lead arranger and original lender. The final maturity of each term facility is March 10, 2022. As of March 31, 2017, an aggregate of Euro 500 million was borrowed under these credit facilities. Interest accrues at EURIBOR (as defined in the respective agreements) plus an average margin of 0.70% and 0.62% for the IMI/Intesa facility and the Natixis facility, respectively. During the first quarter of 2017, the Company entered into two interest rate swap transactions with an aggregate notional amount of Euro 500 million with Intesa Sanpaolo S.p.A. and Natixis S.A.—Milan Branch. The swaps were entered into as cash flow hedges. Each of the swaps exchanges the floating rate of EURIBOR for an average fixed rate of 0.1185% per annum.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate for the year ended December 31, 2016	Final exchange rate as of December 31, 2016	Average exchange rate for the year ended December 31, 2015	Final exchange rate as of December 31, 2015

Argentine Peso	16.3420	16.7488	10.2599	14.0972
Australian Dollar	1.4883	1.4596	1.4777	1.4897
Brazilian Real	3.8561	3.4305	3.7004	4.3117
Canadian Dollar	1.4659	1.4188	1.4186	1.5116
Chilean Peso	748.4766	704.9450	726.4062	772.7130
Chinese Renminbi	7.3522	7.3202	6.9733	7.0608
Colombian Peso	3,376.9331	3,169.4900	3,048.5271	3,456.0100
Croatian Kuna	7.5337	7.5597	7.6137	7.6380
Danish Krone	7.4452	7.4344	7.4587	7.4626
Great Britain Pound	0.8195	0.8562	0.7259	0.7340
Hong Kong Dollar	8.5922	8.1751	8.6014	8.4376
Hungarian Forint	311.4379	309.8300	309.9956	315.9800
Indian Rupee	74.3717	71.5935	71.1956	72.0215
Israeli Shekel	4.2489	4.0477	4.3122	4.2481
Japanese Yen	120.1967	123.4000	134.3140	131.0700
Malaysian Ringgit	4.5835	4.7287	4.3373	4.6959
Mexican Peso	20.6673	21.7719	17.6157	18.9145
Namibian Dollar	16.2645	14,4570	14.1723	16.9530
New Zealand Dollar	1.5886	1.5158	1.5930	1.5923
Norwegian Krona	9.2906	9.0863	8.9496	9.6030
Peruvian Nuevo Sol	3.7356	3.5402	3.5324	3.7083
Polish Zloty	4.3632	4.4103	4.1841	4.2639
Russian Ruble	74.1446	64.3000	68.0720	80.6736
Saudi Riyal	4.1517	3.9545	4.1620	4.0862
Singapore Dollar	1.5275	1.5234	1.5255	1.5417
South African Rand	16.2645	14.4570	14.1723	16.9530
South Korean Won	1,284.1811	1,269.3600	1,256.5444	1,280.7800
Swedish Krona	9.4689	9.5525	9.3535	9.1895
Swiss Franc	1.0902	1.0739	1.0679	1.0835
Taiwan Dollar	35.6892	33.9995	35.2501	35.7908
Thai Baht	39.0428	37.7260	38.0278	39.2480
Turkish Lira	3.3433	3.7072	3.0255	3.1765
U.S. Dollar	1.1069	1.0541	1.1095	1.0887
United Arab Emirates Dirham	4.0634	3.8696	4.0733	3.9966

ITEM 19.    EXHIBITS

        EXHIBITS.    The following documents are filed as exhibits herewith, unless otherwise specified and incorporated herein by reference:

Exhibit Number	Exhibits
1.1	Articles of Association of Luxottica Group S.p.A. (incorporated herein by reference to Amendment No. 3 to Form F-1 (file No. 33-32039) filed with the U.S. Securities and Exchange Commission (the "Commission") on January 23, 1990).
1.2	Amended and Restated By-laws of Luxottica Group S.p.A. (filed herewith).
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

Exhibit Number	Exhibits
4.8	Amendment Letter to Note Purchase Agreement dated June 30, 2008, dated April 14, 2016, by and among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A. and each of the holders identified therein (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Commission on April 21, 2016).
4.9	Form of Parent Guarantee, dated as of July 1, 2008, granted by Luxottica Group S.p.A. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).
4.10	Form of Subsidiary Guarantee, dated as of July 1, 2008, granted by Luxottica S.r.l. (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on July 11, 2008).
4.11
Form of Note Purchase Agreement, dated as of January 29, 2010, by and between Luxottica U.S. Holdings Corp. and each of the Purchasers listed in Schedule A attached thereto (incorporated herein by reference to our Report on Form 6-K, as filed with the Commission on February 11, 2010).
4.12
Amendment to Note Purchase Agreement, dated April 14, 2016, by and among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A. and each of the holders identified therein (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Commission on April 21, 2016).
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
4.16
Amendment to Note Purchase Agreement, dated April 14, 2016, by and between Luxottica Group S.p.A. and each of the holders identified therein (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Commission on April 21, 2016).
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
4.19
Amendment Letter to Note Purchase Agreement dated December 15, 2011, dated April 14, 2016, by and among Luxottica U.S. Holdings Corp., Luxottica Group S.p.A. and each of the holders identified therein (incorporated herein by reference to our Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the Commission on April 21, 2016).

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
4.33
€250,000,000 Term Facility Agreement, dated March 8, 2017, by and among Luxottica Group S.p.A., as Borrower, Luxottica U.S. Holdings Corp., as Original Guarantor, Banca IMI S.p.A., as Mandated Lead Arranger, and Intesa Sanpaolo S.p.A., as Original Lender (filed herewith).
4.34
€250,000,000 Term Facility Agreement, dated March 8, 2017, by and among Luxottica Group S.p.A., as Borrower, Luxottica U.S. Holdings Corp., as Original Guarantor, and Natixis S.A.—Milan Branch, as Mandated Lead Arranger and Original Lender (filed herewith).
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

Dated: April 28, 2017